1127


06019317

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Kuzbassenergo

*CURRENT ADDRESS #30, Kuznetsky prospect
OSP-2, Kemerovo, 650000
Russian Federation

**FORMER NAME

PROCESSED

**NEW ADDRESS

DEC 20 2006 E
THOMSON
FINANCIAL

FILE NO. 82- 4633 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 12/18/06

Reinstatement of Rule 12g3-2(b) Exemption for OJSC Kuzbassenergo

File #82-4633

Volume 1 of 5

ANNEX A (Part I)

Information Required to be Made Public or Distributed to the Issuer's Security Holders Pursuant to the Laws of the Russian Federation as of December 31, 2005

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	A. Securities Issuance Documents		
1.	Registered securities prospectus ("**Prospectus**") (if the securities are placed through an open subscription or a closed subscription to more than 500 purchasers)	Must be published on the Issuer's website or any other website accessible to the general public ("**Authorized Website**") within 3 days after receipt of written notification from the competent regulatory authority regarding the state registration of the securities issuance, and upon request the Issuer must provide any interested party the address(es) of the website(s) where the information is published. Must be made available to any interested persons at any time upon request	Company Law,[1] Article 92(1) Securities Law,[2] Articles 19(2) and 23 Regulation No. 05-5/pz-n,[3] Sections 1.6, 1.8, 1.9 and 2.4.3
2.	Information about registration of the Prospectus, if the Prospectus is registered after the report on the results of the Issuer's securities issuance has been registered	Must be published in each of the following within the specified time after receipt of the written notification from the competent regulatory authority regarding registration of the Prospectus: (i) the websites of authorized information agencies and/or other organizations with the status of mass media[4] ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical[5] distributed in Russia with circulation of at least (x) 10,000 copies if the Prospectus is signed by the financial consultant, and (y) 1,000 copies in other cases (each, a "**Periodical**"), within 5 days Must be made available to any interested persons at any time upon request	Regulation No. 05-5/pz-n, Sections 1.6, 1.8, 1.9, 2.4.3, 4.1, 4.2 and 4.3
3.	Registered decision on issuance of the Issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 05-5/pz-n, Sections 1.8 and 1.9

[1] Federal Law No. 208-FZ, dated December 26, 1995, "On Stock Companies."

[2] Federal Law No. 39-FZ, dated April 22, 1996, "On the Securities Market."

[3] Regulation "On Disclosure of Information by Issuers of Securities," approved by the Resolution of the Federal Service for the Financial Markets of Russia ("**FSFM**") No. 05-5/pz-n, dated March 16, 2005.

[4] Under Article 1.4 of Regulation No. 05-5/pz-n, the information must be published in the on-line news bulletins maintained by one of the information agencies and/or other organizations with the status of mass media authorized by the FSFM to act as a conduit for the public disclosure of information to the securities markets. If the Issuer's securities are traded on Russian stock exchanges, such publication must occur before 10 a.m. on the last day, and prior to such publication the Issuer must notify such stock exchanges of the information and the issuer's intent to disclose it.

[5] Under Article 1.7 of Regulation No. 05-5/pz-n, where the information is to be published in a periodical such information must be also published in the Supplement to the Journal of FSFM (the "**FSFM Supplement**") within: (i) 5 days, if the FSFM Supplement is the only periodical where the issuer publishes information; and (ii) 30 days, in other cases.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
4.	Registered amendments to the registered Prospectus and/or decision on issuance of the Issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 05-5/pz-n, Sections 1.8 and 1.9
5.	Registered report[6] on the results of the issuance of the Issuer's securities	Must be published on an Authorized Website within 3 days after receipt of written notification from the competent regulatory authority regarding registration of the report Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9 and 2.6.2
6.	Notice concerning the termination of a securities issuance registration, and the procedure for withdrawing such securities from circulation and returning funds to subscribers	Must be sent to the owners and nominal holders of the Issuer's securities not later than 2 months after receipt of the written notification regarding termination of registration of the securities issue Must be published in mass media available to the majority of the securities' owners, and in the FSFM Supplement	Regulation No. 36,[7] Sections 5.1 and 5.3
	B. Reporting During a Securities Issuance that Requires Registration of a Prospectus		
7.	Information regarding the adoption by the Issuer of a decision to place (*reshenie o razmeshenii*) securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the Issuer's governing body which adopted such decision: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested persons at any time upon request If the Issuer is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 27	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.2.1 and 2.2.2
8.	Information regarding approval of the decision on issuance (*reshenie o vipuske*) of the Issuer's securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the Issuer's governing body which adopted such decision: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3.1

[6] Under amendments to Securities Law introduced by Federal Law No. 194-FZ, dated December 27, 2005, which came into effect on December 30, 2005, under certain circumstances the Issuer may file with a competent regulatory authority a notification on the results of issuance in lieu of registration of a report. No amendments to Regulation 05-5/pz-n governing the need and procedure for disclosure by the Issuer of such notification have yet been made.

[7] Regulation "On the Procedure for Return to the Securities' Owners of Funds (Other Property) Received by the Issuer as Payment for the Securities the Issue of which has been Declared Invalid or Uncompleted," approved by the Resolution of the Federal Commission on the Securities Market, No. 36, dated September 8, 1998.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
		persons at any time upon request If the Issuer is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 27	
9.	Information regarding the registration of the issue of the Issuer's securities and regarding the procedure for disclosure of the contents of the Prospectus	Must be published in each of the following within the specified time after receipt of written notification from the competent regulatory authority regarding registration of the securities issue: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested persons at any time upon request If the Issuer is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 27	Company Law, Article 92(1) Securities Law, Articles 19(2) and 23 Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.3, 2.4.1, 2.4.2 and 4.2
10.	Date of commencement of the securities' placement, if such date was not disclosed as set forth in item 9	Must be published in each of the following: (i) an Agency Website within 5 days before the placement commencement date and (ii) an Authorized Website within 4 days before the placement commencement date Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.2
11.	Change of the date of commencement of the securities' placement	Must be published within one day before the new placement commencement date on an Agency Website and on an Authorized Website Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.3
12.	Securities' placement price (procedure for its determination), if such information was not disclosed as set forth in items 9 or 10	Must be published on an Agency Website and on an Authorized Website before placement of securities Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.4
13.	Information about suspension of placement of securities	Must be published in each of the following within the specified time after (a) preparation of the minutes of the meeting of the Issuer's governing body which adopted the decision on amending the decision on issuance and/or the Prospectus (b) preparation of the minutes of the Issuer's governing body on amending the terms of the corporate resolution on placement of securities and (c) receipt by the Issuer of a written request (order) from the competent regulatory authority to suspend the placement: (i) an Agency Website within one day, (ii) an	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.5

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
		Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested persons at any time upon request	
14.	Information about recommencement of placement of securities, which was suspended	Must be published in each of the following within the specified time after receipt of written notification from the competent regulatory authority regarding (a) registration of amendments to the decision on issuance and/or the Prospectus or (b) refusal to register amendments to the decision on issuance and/or the Prospectus by the authorities or (c) termination of the suspension of the securities placement: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.6
15.	Information about completion of placement of securities	Must be published in each of the following within the specified time before (a) expiration of the placement period set forth by the registered decision on issuance of the securities or (b) placement of the last security: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.7
16.	Information about registration of the report[8] on the results of issuance of the Issuer's securities	Must be published as described in item 27 Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 2.1.1 and 2.6.1
	C. Periodic and Current Reporting		
17.	Annual Report (if the Issuer's securities were (are being) publicly placed)	Must be published on an Authorized Website within 3 days after preparation of the minutes of a General Meeting of Shareholders ("GMS") which approved the Annual Report Must be published annually in mass media available for general information Must be made available to any interested persons at any time upon request	Civil Code, Article 97(1) Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.2.4

[8] Under amendments to Securities Law introduced by Federal Law No. 194-FZ, dated December 27, 2005, which came into effect on December 30, 2005, under certain circumstances the Issuer may file with a competent regulatory authority a notification on the results of issuance in lieu of registration of a report. No amendments to Regulation 05-5/pz-n governing the need and procedure for disclosure by the Issuer of information on making of such notification have yet been made.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
18.	Audited annual financial statements prepared in accordance with Russian statutory accounting principles (if the Issuer's securities were (are being) publicly placed and if the Issuer prepares quarterly reports (see item 26) and discloses "key-events" (see item 27))	Must be included in the quarterly report for the 1st quarter, which must be published as described in item 27 Must be published not later than June 1 of each year in mass media available to all shareholders Must be made available to any interested persons at any time upon request	Civil Code, Article 97(1) Law on Accounting,[9] Article 16 Company Law, Article 92(1) Order of Ministry of Finance No. 101, dated November 28, 1996 Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1, 8.3.1, and 8.3.4
19.	Audited annual financial statements prepared in accordance with Russian statutory accounting principles (if the Issuer's securities were (are being) publicly placed and if the issuer does not prepare quarterly reports and does not disclose "key-events")	Must be published on an Authorized Website within 45 days after the deadline for filing such statements with the authorities Must be published not later than June 1 of each year in mass media available to all shareholders Must be made available to any interested persons at any time upon request	Civil Code, Article 97(1) Law on Accounting, Article 16 Company Law, Article 92(1) Order of Ministry of Finance No. 101, dated November 28, 1996 Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1, 8.3.1, 8.3.4 and 8.3.5
20.	Information on approval or failure to approve (with explanation of the reasons) of the annual financial statements prepared in accordance with Russian statutory accounting principles (if the Issuer's securities were (are being) publicly placed and if the issuer does not prepare quarterly reports and does not disclose "key-events")	Must be published on an Authorized Website within 3 days after preparation of the minutes of the annual GMS which approved (or did not approve) the annual financial statements Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.3.5
21.	Amended annual financial statements prepared in accordance with Russian statutory accounting principles which were not approved by the annual GMS (if the Issuer's securities were (are being) publicly placed)	Must be published on an Authorized Website within 3 days after preparation of the minutes of the extraordinary GMS which approved the amended annual financial statements that were not approved by the annual GMS	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.3.5

[9] Federal Law No. 129-FZ, dated November 21, 1996, "On Accounting."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
22.	Information about publishing on an Authorized Website of the Issuer's Annual Report and audited annual financial statements prepared in accordance with Russian statutory accounting principles (if the Issuer's securities were (are being) publicly placed and if the issuer does not prepare quarterly reports and does not disclose "key-events")	Must be published on an Agency Website within one day after the publication of the Annual Report or the audited annual financial statements on an Authorized Website	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.7.2
23.	Financial statements prepared in accordance with Russian statutory accounting principles that were prepared after filing a Prospectus but before the first quarterly report due after registration	Within 5 days after the deadline for submission of the financial statements as described above: (a) a copy must be submitted to the competent state authority, (b) they must be published on an Authorized Website and (c) a copy must be made available to interested persons at the location of the Issuer or at such other places where the Issuer makes available information contained in the Prospectus	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.5.8
24.	Financial statements (including IFRS and/or US GAAP financial statements, if any, in Russian), that were prepared after filing a Prospectus but before the first quarterly report due after registration, if required to be filed with a foreign securities regulator, a foreign stock exchange or other foreign organizations in connection with public disclosure of information	Within 5 days after the deadline for filing such statements with the appropriate foreign regulator, stock exchange or organization: (a) a copy must be submitted to the competent state authority, (b) they must be published on an Authorized Website and (c) a copy must be made available to interested persons at the location of the Issuer or at such other places where the Issuer makes available information contained in the Prospectus	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.5.8
25.	Financial statements (including IFRS and/or US GAAP financial statements, if any, in Russian) and auditor's report, if any, if required to be filed with a foreign securities regulator, a foreign stock exchange or other foreign organizations in connection with public disclosure of information	Must be published on an Authorized Website within 3 days after the deadline for filing such statements with the appropriate foreign regulator, stock exchange or organization Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.6.3
26.	Quarterly report of the Issuer (if the Issuer has a registered Prospectus)	Must be published on an Authorized Website not later than 45 days after the end of the quarter Must be made available to any interested	Company Law, Article 92(1) Securities Law, Article 30 Regulation No. 05-5/pz-n,

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
		persons at any time upon request	Sections 1.8, 1.9, 5.1 and 5.7
27.	Information on material events affecting the Issuer's business (**"key-events"**) (if the Issuer has a registered Prospectus)	Must be published in each of the following within the specified time after the event has occurred: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical available to the majority of the Issuer's shareholders Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 30 Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 6.1.1, 6.2 and 6.3.1 **Article 30 of the Securities Law and Section 6.2 of Regulation No. 05-5/pz-n identify the key-events**
22.	Information that may have significant impact on the value of the Issuer's securities (if the Issuer's securities were (are being) publicly placed and if the Issuer prepares quarterly reports and discloses "key-events")	Must be published after the relevant event has occurred in each of the following: (i) an Agency Website within one day and (ii) an Authorized Website within 3 days Must be made available to any interested persons at any time upon request.	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.6.1-8.6.3 **Section 8.6.1 of Regulation No. 05-5/pz-n sets forth a non-exhaustive list of kinds of information that may have significant impact on the value of the Issuer's securities**
	D. Corporate Organization		
28.	Information about the Issuer included in the unified state register of legal entities, save for information that cannot be disclosed pursuant to the Law on Registration of Legal Entities	Must be made available by the state registration authority to any interested person at any time upon request	Law on Registration of Legal Entities,[10] Articles 5, 6 and 7
29.	Charter, including all changes and amendments thereto or new versions thereof (if the Issuer's securities were (are being) publicly placed and if the Issuer does not disclose information in the form of quarterly report and "key-events")	Must be filed with and registered by the state registration authorities, who must make them available to any interested person at any time upon request Must be published on an Authorized Website within 3 days after (i) state registration of an open stock company or state registration of the issuance of securities of a closed joint stock company that shall be publicly placed, (ii) receipt of the written notification from the competent state authority regarding state registration of the amendments to the Charter (new version of the Charter) or (iii) notification by the Issuer of the competent state authority on introduction of the amendments to the Charter	Company Law, Articles 13 and 14 Law on Registration of Legal Entities, Articles 5, 6 and 7 Regulation No. 05-5/pz-n, Sections 8.1.2 and 8.4.1
30.	Records that must be retained by the Issuer (*see*	Must be made available to shareholders at any	Company Law, Articles 89

[10] Federal Law No. 129-FZ, dated August 8, 2001, "On State Registration of Legal Entities."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	Exhibit 1 to this Annex A)	time within 7 days after request	and 91
31.	Internal regulations of the Issuer's governing bodies and any amendments thereto or new versions thereof (if the Issuer's securities were (are being) publicly placed and if the Issuer prepares quarterly reports and discloses "key–events")	Must be published on an Authorized Website within 3 days after (i) preparation of the minutes of the meeting of the Issuer's governing body which approved the internal regulations; or (ii) the requirement to prepare quarterly reports and disclose "key–events" came into force	Regulation No. 05-5/pz-n, Section 8.4.3
	E. Issuer's Registrar; Shareholders Register Information		
32.	Notice concerning termination of the Issuer's agreement with the Issuer's shareholders register (the "**Registrar**") for maintenance of the Issuer's shareholders register, and commencement of the procedure to change the Registrar	Must be published in mass media with a circulation of at least 50,000 copies, and/or must be given in writing to registered shareholders, not later than 25 days prior to termination of the agreement	Company Law, Article 92(1) Regulation No. 21,[11] Sections 9 and 10
33.	Information on change of the Registrar	Must be published in mass media or given in writing to all owners of the Issuer's securities	Securities Law, Article 8(3)
	F. Issuer's Shareholders and Affiliates		
34.	Information on the acquisition of all of the Issuer's shares by one person	Must be published[12]	Civil Code, Article 98(6)
35.	Lists of the Issuer's affiliated persons and changes thereto (if the Issuer's securities were (are being) publicly placed)	Must be filed quarterly with the competent regulatory authority within 45 days after the end of the quarter	Company Law, Articles 92(1) and 93(4) Regulation No. 05-5/pz-n, Section 8.5.3
36.	Lists of the Issuer's affiliated persons and changes thereto (if the Issuer's securities were (are being) publicly placed and if the Issuer prepares quarterly reports and discloses "key–events")	Must be filed quarterly with the competent regulatory authority within 45 days after the end of the quarter Must be published within 3 days on an Authorized Website after (i) the end of the quarter or (ii) the date when the changes to the list of affiliated persons were made	Company Law, Articles 92(1) and 93(4) Regulation No. 05-5/pz-n, Sections 8.5.3 and 8.5.4
37.	Notice concerning the (i) acquisition by the Issuer of twenty percent (20%) or	Must be filed with the FSFM (or an agency designated by the FSFM) within 5 days after each such acquisition or qualifying increase or	Securities Law, Article 30 Company Law, Articles 6(4)

[11] Regulation "On the Procedure for Transfer of Information and Documents that Constitute the Register of Owners of Registered Securities," approved by Resolution of the Federal Commission on the Securities Market, No. 21, dated June 24, 1997.

[12] The Civil Code does not contain any guidance as to when or where this information must be published

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	more of any class of securities of any issuer; or (ii) increase or decrease in the Issuer's holding of such securities by an increment of five percent (5%) to a level that is greater than twenty percent (20%)	decrease	and 92(1)
38.	Information on acquisition of more than 20% of the voting shares of another stock company (other than in connection with the formation of a stock company) (if the Issuer's securities were (are being) publicly placed and if the Issuer does not prepare quarterly reports and does not disclose "key-events")	Must be published on an Agency Website within one day	Company Law, Articles 6(4) and 92(1) Regulation No. 05-5/pz-n, Sections 8.7.1 and 8.7.2
	G. General Meetings of Shareholders		
39.	List of persons entitled to participate in the GMS	Must be provided upon request to persons included in such list and holding at least one percent (1%) of the shares entitled to vote in the GMS	Company Law, Article 51(4)
40.	Extract from the list of persons entitled to participate in the GMS containing information about a particular person, or a confirmation that such person is not included in the list	Must be provided to any interested person within 3 days after request	Company Law, Article 51(4)
41.	Notice of an upcoming GMS	Must be sent not later than 20 days (or in certain cases provided by the Company Law not later than 30 or 50 days) prior to the date of the meeting to each person included in the list of persons entitled to participate in the GMS, or, if provided by the Charter, published in mass media available to all shareholders and as specified in the Issuer's charter	Company Law, Article 52 (sections 1, 2 and 4)

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
42.	Information in connection with preparation for an upcoming GMS	Must be made available to the shareholders at least 20 days (or 30 days if the agenda contemplates a vote on the Issuer's reorganization) prior to the GMS	Company Law, Article 52(3) Regulation No. 17/ps, Sections 3.2, 3.3, 3.4 and 3.5[13] Charter, Article 12.13 specifies the kinds of information that must be made available to the shareholders prior to the GMS
43.	Voting ballots for an upcoming GMS	Must be sent not later than 20 days prior to the date of the GMS to each person indicated in the list of persons entitled to participate in the GMS; if the Issuer has more than 500,000 shareholders, the Issuer's Charter may provide that the forms of the voting ballots should be published in mass media available to all shareholders that is specified in the Charter	Company Law, Article 60
44.	Decisions adopted at the GMS and voting results	Must be announced at the GMS or a report on voting results must be communicated not later than 10 days after compilation of such report to persons entitled to participate in the GMS	Company Law, Article 62(4)
	H. Other Corporate Actions and Events		
45.	Information regarding the adoption of a decision to decrease the Issuer's charter capital and the new amount of the decreased charter capital'	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision	Company Law, Article 30(1)
46.	Information regarding the adoption of a decision on the Issuer's reorganization	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision by the Issuer (or, in case of merger or consolidation, by the last entity participating in such merger or consolidation)	Company Law, Article 15(6)
47.	Information regarding the Issuer's liquidation and the procedure and period for the filing of claims by the Issuer's creditors	Must be published by the Issuer's liquidation commission in a periodical for the publication of information on the state registration of legal entities	Civil Code, Article 63(1) Company Law, Article 21(1)
	I. Repurchase and Redemption of the Issuer's Shares; Shareholders' Pre-Emptive Rights		
48.	Notice of repurchase by the Issuer of its shares	Must notify shareholders who own such shares of the adoption of a decision to repurchase them, at least 30 days prior to the beginning of the repurchase period	Company Law, Article 72(5)

[13] Regulation "On Additional Requirements for the Preparation, Convocation and Holding of a Shareholders' Meeting," approved by the Resolution of the Federal Commission on the Securities Market No. 17/ps, dated May 31, 2002.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
49.	Notice to shareholders of their right to require the Issuer to redeem their shares	Must include information concerning redemption rights in the notice of an upcoming GMS if a vote at the GMS may give rise to them	Company Law, Article 76 (Sections 1 and 2)
50.	Notice concerning the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be sent to persons having preemptive rights, after the new issuance of shares (or securities convertible into shares) has been registered but prior to commencement of the placement	Company Law, Article 41(1) Regulation No. 05-4/pz-n,[14] Section 6.4.7
51.	Results of the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be disclosed in accordance with the procedure set forth by the registered decision on issuance of the securities	Regulation No. 05-4/pz-n, Sections 6.2.6 and 6.4.7
	J. Stock Exchange Requirements		
52.	Information that is required to be submitted to RTS Stock Exchange ("**RTS**") to maintain the Issuer's securities admittance to trading	RTS must disclose information received from the Issuer to third parties by posting information on the RTS website and provide information to interested persons upon request	RTS Listing Regulation,[15] Sections 11.2, 13.2, 13.3, 14.2 and Exhibit 2 **Section 1.1 of Exhibit 2 lists information that must be submitted to RTS to maintain the Issuer's securities listing**
53.	Information regarding the Issuer's corporate actions that is required to be submitted to MICEX Stock Exchange ("**MICEX**")	As a matter of practice, MICEX discloses information received from the Issuer by posting such information on the MICEX website	MICEX Listing Regulation,[16] Section 17
	K. Other Information		
54.	Information that the Issuer has the practice of publicly disclosing	On its website, via press release or otherwise in accordance with the Issuer's Regulation on Information Policy, dated October 29, 2004 and the Issuer's Corporate Governance Code[17]	Issuer's Regulation on Information Policy, dated October 29, 2004

[14] "Standards of Emission of Securities and Registration of Prospectuses of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 05-4/pz-n, dated March 16, 2005.

[15] Approved by RTS BOD Resolution No. 05-7-2306, dated June 23, 2005.

[16] Approved by MICEX BOD Resolution No. 4, dated May 30, 2005.

[17] Approved by the Issuer's Board of Directors (Minutes No. 33-04, dated September 22, 2004).

Documents that Must be Kept by the Issuer and Made Available to the Shareholders at any Time upon Request

The Regulation "On the Procedure and Terms of Keeping of a Stock Company's Documents," approved by the Resolution of the Federal Commission on the Securities Market No. 03-33/ps, dated July 16, 2003, refers to a list, approved by the Federal Archive Service of Russia on October 6, 2000, identifying standard management documents generated in the ordinary course of an issuer's operations, and specifying the period for which they are to be kept on file.

1. Charter, including all changes, amendments and new versions thereof
2. Agreement on establishment of the Issuer
3. Decision on the Issuer's establishment
4. Document on the Issuer's state registration
5. Documents confirming the Issuer's rights to its assets
6. The Issuer's internal documents
7. Regulations of the Issuer's branches or representative offices
8. Minutes of the GMS, and of meetings of the board of directors, the internal audit commission (internal auditor) and the management board[18]
9. Annual report, audited annual financial statements and quarterly financial statements
10. Accounting books and records[19]
11. Executed voting ballots filed in connection with participation in the GMS and powers of attorney (or copies thereof) for participation in the GMS
12. Independent appraisers' reports
13. Lists of the Issuer's affiliated persons
14. Lists of persons entitled to participate in a GMS or to receive dividends, and other lists compiled by the Issuer to facilitate the exercise of shareholder rights
15. Reports made by the internal audit commission (internal auditor), external auditors and state and municipal agencies of financial control
16. Registered Prospectuses, Issuer's quarterly reports and other documents containing information required to be published or otherwise disclosed under Russian law
17. Documents that must be kept by the Issuer pursuant to the Issuer's Charter, internal documents, decisions of the GMS, governing bodies of the Issuer and legal acts of the Russian Federation

---

[18] Minutes of the meetings of the issuer's management board must be made available to any shareholder(s) having at least twenty-five percent (25%) of the issuer's voting shares.

[19] Must be made available to any shareholder(s) having at least twenty-five percent (25%) of the issuer's voting shares. Under Civil Code Article 67(1), information on the Company's activities, accounting books and records and other documents must be made available to all of the issuer's shareholders in accordance with the procedure set forth in the issuer's foundation documents.

Information Required to be Made Public or Distributed to the Issuer's Security Holders Pursuant to the laws of the Russian Federation as of November 1, 2006

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	A. Securities Issuance Documents		
1.	Registered securities prospectus ("**Prospectus**") (if the securities are placed through an open subscription or a closed subscription to more than 500 purchasers)	Must be published on the Issuer's website or any other website accessible to the general public ("**Authorized Website**") within 3 days after receipt of written notification from the competent regulatory authority regarding the state registration of the securities issuance, and upon request the Issuer must provide any interested party the address(es) of the website(s) where the information is published. Must be made available to any interested persons at any time upon request	Company Law,[1] Article 92(1) Securities Law,[2] Articles 19(2) and 23 Regulation No. 05-5/pz-n,[3] Sections 1.6, 1.8, 1.9 and 2.4.3
2.	Information about registration of the Prospectus, if the Prospectus is registered after the report on the results of the Issuer's securities issuance has been registered	Must be published in each of the following within the specified time after receipt of the written notification from the competent regulatory authority regarding registration of the Prospectus: (i) the websites of authorized information agencies and/or other organizations with the status of mass media[4] ("**Agency Websites**") within one day, (ii) an Authorized Website within 3 days and (iii) a periodical[5] distributed in Russia with circulation of at least (x) 10,000 copies if the Prospectus is signed by the financial consultant, and (y) 1,000 copies in other cases (each, a "**Periodical**"), within 5 days Must be made available to any interested persons at any time upon request	Regulation No. 05-5/pz-n, Sections 1.6, 1.8, 1.9, 2.4.3, 4.1, 4.2 and 4.3
3.	Registered decision on issuance of the Issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 05-5/pz-n, Sections 1.8 and 1.9

[1] Federal Law No. 208-FZ, dated December 26, 1995, "On Stock Companies."

[2] Federal Law No. 39-FZ, dated April 22, 1996, "On the Securities Market."

[3] Regulation "On Disclosure of Information by Issuers of Securities," approved by the Resolution of the Federal Service for the Financial Markets of Russia ("**FSFM**") No. 05-5/pz-n, dated March 16, 2005.

[4] Under Article 1.4 of Regulation No. 05-5/pz-n, the information must be published in the on-line news bulletins maintained by one of the information agencies and/or other organizations with the status of mass media authorized by the FSFM to act as a conduit for the public disclosure of information to the securities markets. If the Issuer's securities are traded on Russian stock exchanges, such publication must occur before 10 a.m. on the last day, and prior to such publication the Issuer must notify such stock exchanges of the information and the issuer's intent to disclose it.

[5] Under Article 1.7 of Regulation No. 05-5/pz-n, where the information is to be published in a periodical such information must be also published in the Supplement to the Journal of FSFM (the "**FSFM Supplement**") within: (i) 5 days, if the FSFM Supplement is the only periodical where the issuer publishes information; and (ii) 30 days, in other cases.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
4.	Registered amendments to the registered Prospectus and/or decision on issuance of the Issuer's securities	Must be made available to any interested persons at any time upon request	Regulation No. 05-5/pz-n, Sections 1.8 and 1.9
5.	Registered report/notification on the results of the issuance of the Issuer's securities	Must be published on an Authorized Website within 3 days after (i) in case of a report, the receipt of written notification from the competent regulatory authority regarding registration of the report or (ii) in case of a notification, the filing of the notification with the competent regulatory authority Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 2.6.2 and 2.7.2
6.	Notice concerning the termination of a securities issuance registration, and the procedure for withdrawing such securities from circulation and returning funds to subscribers	Must be sent to the owners and nominal holders of the Issuer's securities not later than 2 months after receipt of the written notification regarding termination of registration of the securities issue Must be published in mass media available to the majority of the securities' owners, and in the FSFM Supplement	Regulation No. 36,[6] Sections 5.1 and 5.3
	B. Reporting During a Securities Issuance that Requires Registration of a Prospectus		
7.	Information regarding the adoption by the Issuer of a decision to place (*reshenie o razmeshenii*) securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the Issuer's governing body which adopted such decision: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested persons at any time upon request If the Issuer is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 29	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.2.1 and 2.2.2
8.	Information regarding approval of the decision on issuance (*reshenie o vipuske*) of the Issuer's securities	Must be published in each of the following within the specified time after preparation of the minutes of the meeting of the Issuer's governing body which adopted such decision: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.3.1

[6] Regulation "On the Procedure for Return to the Securities' Owners of Funds (Other Property) Received by the Issuer as Payment for the Securities the Issue of which has been Declared Invalid or Uncompleted," approved by the Resolution of the Federal Commission on the Securities Market, No. 36, dated September 8, 1998.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
		If the Issuer is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 29	
9.	Information regarding the registration of the issue of the Issuer's securities and regarding the procedure for disclosure of the contents of the Prospectus	Must be published in each of the following within the specified time after receipt of written notification from the competent regulatory authority regarding registration of the securities issue: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested persons at any time upon request If the Issuer is also required to disclose information in the form of "key-events," such information should be disclosed as a "key-event" as set forth in item 29	Company Law, Article 92(1) Securities Law, Articles 19(2) and 23 Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.3, 2.4.1, 2.4.2 and 4.2
10.	Date of commencement of the securities' placement, if such date was not disclosed as set forth in item 9	Must be published in each of the following: (i) an Agency Website within 5 days before the placement commencement date, (ii) an Authorized Website within 4 days before the placement commencement date, and (iii) in the event of a securities' placement with granting of pre-emptive rights and determination of the securities' placement price after expiration of the pre-emptive rights exercise period, an Agency Website and an Authorized Website simultaneously with the information on the securities placement price (see item 12) Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.2
11.	Change of the date of commencement of the securities' placement	Must be published within one day before the new placement commencement date on an Agency Website and on an Authorized Website Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.3
12.	Securities' placement price (procedure for its determination), if such information was not disclosed as set forth in items 9 or 10	Must be published on an Agency Website and on an Authorized Website before placement of securities Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.4
13.	Information about suspension of placement of securities	Must be published in each of the following within the specified time after (a) preparation of the minutes of the meeting of the Issuer's governing body which adopted the decision on amending the decision on issuance and/or the Prospectus (b) preparation of the minutes of the	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1,

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
		Issuer's governing body on amending the terms of the corporate resolution on placement of securities and (c) receipt by the Issuer of a written request (order) from the competent regulatory authority to suspend the placement: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested persons at any time upon request	2.5.1 and 2.5.5
14.	Information about recommencement of placement of securities, which was suspended	Must be published in each of the following within the specified time after receipt of written notification from the competent regulatory authority regarding (a) registration of amendments to the decision on issuance and/or the Prospectus or (b) refusal to register amendments to the decision on issuance and/or the Prospectus by the authorities or (c) termination of the suspension of the securities placement: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.6
15.	Information about completion of placement of securities	Must be published in each of the following within the specified time before (a) expiration of the placement period set forth by the registered decision on issuance of the securities or (b) placement of the last security: (i) an Agency Website within one day and (ii) an Authorized Website within 3 days Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1, 2.5.1 and 2.5.7
16.	Information about registration of the report/notification on the results of issuance of the Issuer's securities	Must be published as described in item 29. The report must be published on an Authorized Website Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 2.1.1 and 2.6.1
	C. Disclosure in the context of a placement of securities in the form of securities of foreign issuers certifying rights to such securities		
17.	Information that is required to be submitted to a foreign securities market regulator, a foreign organizer of trade of on the stock market or other foreign organization under foreign law	Must be published on an Authorized Website on the date such information is disclosed under foreign law to the public	Regulation No. 05-5/pz-n, Sections 2.8.2
18.	Information on the	Must be published on an Agency Website on	Regulation No. 05-5/pz-n,

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	publication of the information in item 17 on an Authorized Website	the date such information is published on an Authorized Website	Sections 2.8.3
	D. Periodic and Current Reporting		
19.	Annual Report (if the Issuer's securities were (are being) publicly placed)	Must be published on an Authorized Website within 3 days after preparation of the minutes of a General Meeting of Shareholders ("**GMS**") which approved the Annual Report Must be published annually in mass media available for general information Must be made available to any interested persons at any time upon request	Civil Code, Article 97(1) Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.2.4
20.	Audited annual financial statements prepared in accordance with Russian statutory accounting principles (if the Issuer's securities were (are being) publicly placed and if the Issuer prepares quarterly reports (see item 28) and discloses "key-events" (see item 29))	Must be included in the quarterly report for the 1st quarter, which must be published as described in item 29 Must be published not later than June 1 of each year in mass media available to all shareholders Must be made available to any interested persons at any time upon request	Civil Code, Article 97(1) Law on Accounting,[7] Article 16 Company Law, Article 92(1) Order of Ministry of Finance No. 101, dated November 28, 1996 Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1, 8.3.1, and 8.3.4
21.	Audited annual financial statements prepared in accordance with Russian statutory accounting principles (if the Issuer's securities were (are being) publicly placed and if the issuer does not prepare quarterly reports and does not disclose "key-events")	Must be published on an Authorized Website within 45 days after the deadline for filing such statements with the authorities Must be published not later than June 1 of each year in mass media available to all shareholders Must be made available to any interested persons at any time upon request	Civil Code, Article 97(1) Law on Accounting, Article 16 Company Law, Article 92(1) Order of Ministry of Finance No. 101, dated November 28, 1996 Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1, 8.3.1, 8.3.4 and 8.3.5
22.	Information on approval or failure to approve (with explanation of the reasons) of the annual financial statements prepared in accordance with Russian statutory accounting principles (if the Issuer's securities were (are being) publicly placed and if the issuer does not prepare	Must be published on an Authorized Website within 3 days after preparation of the minutes of the annual GMS which approved (or did not approve) the annual financial statements Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.3.5

[7] Federal Law No. 129-FZ, dated November 21, 1996, "On Accounting."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	quarterly reports and does not disclose "key-events")		
23.	Amended annual financial statements prepared in accordance with Russian statutory accounting principles which were not approved by the annual GMS (if the Issuer's securities were (are being) publicly placed)	Must be published on an Authorized Website within 3 days after preparation of the minutes of the extraordinary GMS which approved the amended annual financial statements that were not approved by the annual GMS	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.3.5
24.	Information about publishing on an Authorized Website of the Issuer's Annual Report and audited annual financial statements prepared in accordance with Russian statutory accounting principles (if the Issuer's securities were (are being) publicly placed and if the issuer does not prepare quarterly reports and does not disclose "key-events")	Must be published on an Agency Website within one day after the publication of the Annual Report or the audited annual financial statements on an Authorized Website	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.7.2
25.	Financial statements prepared in accordance with Russian statutory accounting principles that were prepared after filing a Prospectus but before the first quarterly report due after registration	Within 5 days after the deadline for submission of the financial statements as described above: (a) a copy must be submitted to the competent state authority, (b) they must be published on an Authorized Website and (c) a copy must be made available to interested persons at the location of the Issuer or at such other places where the Issuer makes available information contained in the Prospectus	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.5.8
26.	Financial statements (including IFRS and/or US GAAP financial statements, if any, in Russian), that were prepared after filing a Prospectus but before the first quarterly report due after registration, if required to be filed with a foreign securities regulator, a foreign stock exchange or other foreign organizations in connection with public disclosure of information	Within 5 days after the deadline for filing such statements with the appropriate foreign regulator, stock exchange or organization: (a) a copy must be submitted to the competent state authority, (b) they must be published on an Authorized Website and (c) a copy must be made available to interested persons at the location of the Issuer or at such other places where the Issuer makes available information contained in the Prospectus	Company Law, Article 92(1) Securities Law, Article 19(2) Regulation No. 05-5/pz-n, Sections 1.7, 1.8, 1.9, 2.1.1 and 2.5.8
27.	Financial statements (including IFRS and/or US GAAP financial statements, if any, in Russian) and auditor's report, if any, if	Must be published on an Authorized Website within 3 days after the deadline for filing such statements with the appropriate foreign regulator, stock exchange or organization	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.1.1 and 8.6.3

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	required to be filed with a foreign securities regulator, a foreign stock exchange or other foreign organizations in connection with public disclosure of information	Must be made available to any interested persons at any time upon request	
28.	Quarterly report of the Issuer (if the Issuer has a registered Prospectus)	Must be published on an Authorized Website not later than 45 days after the end of the quarter Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 30 Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 5.1 and 5.7
29.	Information on material events affecting the Issuer's business ("**key-events**") (if the Issuer has a registered Prospectus)	Must be published in each of the following within the specified time after the event has occurred: (i) an Agency Website within one day, (ii) an Authorized Website within 3 days and (iii) a Periodical available to the majority of the Issuer's shareholders within 5 days Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Securities Law, Article 30 Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 6.1.1, 6.2 and 6.3.1 **Article 30 of the Securities Law and Section 6.2 of Regulation No. 05-5/pz-n identify the key-events[8]**
30.	Information that may have significant impact on the value of the Issuer's securities (if the Issuer's securities were (are being) publicly placed and if the Issuer prepares quarterly reports and discloses "key-events")	Must be published after the relevant event has occurred in each of the following: (i) an Agency Website within one day and (ii) an Authorized Website within 3 days Must be made available to any interested persons at any time upon request	Company Law, Article 92(1) Regulation No. 05-5/pz-n, Sections 1.8, 1.9, 8.6.1-8.6.3 **Section 8.6.1 of Regulation No. 05-5/pz-n sets forth a non-exhaustive list of kinds of information that may have significant impact on the value of the Issuer's securities**
	E. Corporate Organization		
31.	Information about the Issuer included in the unified state register of legal entities, save for information that cannot be disclosed pursuant to the Law on Registration of Legal Entities	Must be made available by the state registration authority to any interested person at any time upon request	Law on Registration of Legal Entities,[9] Articles 5, 6 and 7
32.	Charter, including all changes and amendments thereto or new versions	Must be filed with and registered by the state registration authorities, who must make them available to any interested person at any time	Company Law, Articles 13 and 14 Law on Registration of Legal

[8] Amendments to Article 30 of the Securities Law introduced by Federal Law No. 7-FZ, dated January 5, 2006, which will come into effect on July 1, 2006, modify the list of key-events subject to disclosure. No amendments to Section 6.2 of Regulation 05-5/pz-n which identifies key-events have yet been made.

[9] Federal Law No. 129-FZ, dated August 8, 2001, "On State Registration of Legal Entities."

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	thereof (if the Issuer's securities were (are being) publicly placed and if the Issuer does not disclose information in the form of quarterly report and "key-events")	upon request Must be published on an Authorized Website within 3 days after (i) state registration of an open stock company or state registration of the issuance of securities of a closed joint stock company that shall be publicly placed, (ii) receipt of the written notification from the competent state authority regarding state registration of the amendments to the Charter (new version of the Charter) or (iii) notification by the Issuer of the competent state authority on introduction of the amendments to the Charter	Entities, Articles 5, 6 and 7 Regulation No. 05-5/pz-n, Sections 8.1.2 and 8.4.1
33.	Records that must be retained by the Issuer (*see* Exhibit 1 to this Annex A)	Must be made available to shareholders at any time within 7 days after request	Company Law, Articles 89 and 91
34.	Internal regulations of the Issuer's governing bodies and any amendments thereto or new versions thereof (if the Issuer's securities were (are being) publicly placed and if the Issuer prepares quarterly reports and discloses "key–events")	Must be published on an Authorized Website within 3 days after (i) preparation of the minutes of the meeting of the Issuer's governing body which approved the internal regulations; or (ii) the requirement to prepare quarterly reports and disclose "key–events" came into force	Regulation No. 05-5/pz-n, Section 8.4.3
	F. Issuer's Registrar; Shareholders Register Information		
35.	Notice concerning termination of the Issuer's agreement with the Issuer's shareholders register (the "**Registrar**") for maintenance of the Issuer's shareholders register, and commencement of the procedure to change the Registrar	Must be published in mass media with a circulation of at least 50,000 copies, and/or must be given in writing to registered shareholders, not later than 25 days prior to termination of the agreement	Company Law, Article 92(1) Regulation No. 21,[10] Sections 9 and 10
36.	Information on change of the Registrar	Must be published in mass media or given in writing to all owners of the Issuer's securities	Securities Law, Article 8(3)
	G. Issuer's Shareholders and Affiliates		
37.	Information on the acquisition of all of the Issuer's shares by one person	Must be published[11]	Civil Code, Article 98(6)
38.	Lists of the Issuer's affiliated persons and changes thereto	Must be filed quarterly with the competent regulatory authority within 45 days after the end	Company Law, Articles 92(1) and 93(4)

[10] Regulation "On the Procedure for Transfer of Information and Documents that Constitute the Register of Owners of Registered Securities," approved by Resolution of the Federal Commission on the Securities Market, No. 21, dated June 24, 1997.

[11] The Civil Code does not contain any guidance as to when or where this information must be published

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	(if the Issuer's securities were (are being) publicly placed)	of the quarter	Regulation No. 05-5/pz-n, Section 8.5.3
39.	Lists of the Issuer's affiliated persons and changes thereto (if the Issuer's securities were (are being) publicly placed and if the Issuer prepares quarterly reports and discloses "key–events")	Must be filed quarterly with the competent regulatory authority within 45 days after the end of the quarter Must be published within 3 days on an Authorized Website after (i) the end of the quarter or (ii) the date when the changes to the list of affiliated persons were made	Company Law, Articles 92(1) and 93(4) Regulation No. 05-5/pz-n, Sections 8.5.3 and 8.5.4
40.	Information on acquisition of more than 20% of the voting shares of another stock company (other than in connection with the formation of a stock company) (if the Issuer's securities were (are being) publicly placed and if the Issuer does not prepare quarterly reports and does not disclose "key-events")	Must be published on an Agency Website within one day	Company Law, Articles 6(4) and 92(1) Regulation No. 05-5/pz-n, Sections 8.7.1 and 8.7.2
	F. Addendum to Disclosure Requirements concerning Issuer's Shareholders and Affiliates:		
41.	Notice concerning (i) acquisition by the Issuer of five percent (5%) or more of total number of outstanding common shares of any stock company; or (ii) increase or decrease in the Issuer's holding of such shares up to or below five percent (5%), ten percent (10%), fifteen percent (15%), twenty percent (20%), twenty five percent (25%), thirty percent (30%), fifty percent (50%) or seventy five percent (75%) of the total number of outstanding common shares	Must be filed with FSFM and submitted to the issuer of acquired shares within 5 days after the relevant credit entry on the Issuer's account with the share registrar or a custodian was made; or, if the acquisition is pursuant to the placement of newly issued additional common shares, within 5 days from the date when the Issuer learned or should have learned about the state registration of the report on the results of issuance of such shares	Securities Law, Article 30
42.	Information on filing with the FSFM of a Voluntary Offer (as defined in item 57) or a Mandatory Offer (as defined in item 58) which is to be extended in pursuance of acquisition of a "major block of shares" in stock company whose securities	Must be disclosed on Agency Websites and an Authorized Website within one day following the day when a Voluntary Offer or a Mandatory Offer was filed with the FSFM	Securities Law, Article 30 Regulation No. 06-76/pz-n[12], Section 3.2

[12] FSFM Regulation no 06-76/pz-n dated 13.07.2006

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	are traded in a stock exchange or other "arranger of trades in the securities market"		
43.	Information on the disclosure of the content of a Voluntary Offer (as defined in item 57) or a Mandatory Offer (as defined in item 58) which is to be extended in pursuance of acquisition of a "major block of shares" in stock company whose securities are traded in a stock exchange or other "arranger of trades in the securities market"	Must be disclosed on Agency Websites and an Authorized Website within 15 days following filing of Voluntary Offer or Mandatory Offer, with the FSFM provided that within such term the FSFM does not issue an order to amend the contents of the Voluntary Offer or Mandatory Offer	Securities Law, Article 30 Regulation No. 06-76/pz-n, Section 3.3
44.	Information on filing with the FSFM of amendments to the Voluntary Offer or a Mandatory Offer	Must be disclosed on Agency Websites and an Authorized Website within one day following the day when a such amendments were filed with the FSFM	Regulation No. 06-76/pz-n, Section 3.4
	H. General Meetings of Shareholders		
45.	List of persons entitled to participate in the GMS	Must be provided upon request to persons included in such list and holding at least one percent (1%) of the shares entitled to vote in the GMS	Company Law, Article 51(4)
46.	Extract from the list of persons entitled to participate in the GMS containing information about a particular person, or a confirmation that such person is not included in the list	Must be provided to any interested person within 3 days after request	Company Law, Article 51(4)
47.	Notice of an upcoming GMS	Must be sent not later than 20 days (or in certain cases provided by the Company Law not later than 30 or 70 days) prior to the date of the meeting to each person included in the list of persons entitled to participate in the GMS, or, if provided by the Charter, published in mass media available to all shareholders and as specified in the Issuer's charter	Company Law, Article 52 (sections 1, 2 and 4)

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
48.	Information in connection with preparation for an upcoming GMS	Must be made available to the shareholders at least 20 days (or 30 days if the agenda contemplates a vote on the Issuer's reorganization) prior to the GMS	Company Law, Article 52(3) Regulation No. 17/ps, Sections 3.2, 3.3, 3.4 and 3.5[13] Charter, Article 12.13 specifies the kinds of information that must be made available to the shareholders prior to the GMS
49.	Voting ballots for an upcoming GMS	Must be sent not later than 20 days prior to the date of the GMS to each person indicated in the list of persons entitled to participate in the GMS; if the Issuer has more than 500,000 shareholders, the Issuer's Charter may provide that the forms of the voting ballots should be published in mass media available to all shareholders that is specified in the Charter	Company Law, Article 60
50.	Decisions adopted at the GMS and voting results	Must be announced at the GMS or a report on voting results must be communicated not later than 10 days after compilation of such report to persons entitled to participate in the GMS	Company Law, Article 62(4)
	I. Other Corporate Actions and Events		
51.	Information regarding the adoption of a decision to decrease the Issuer's charter capital and the new amount of the decreased charter capital	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision	Company Law, Article 30(1)
52.	Information regarding the adoption of a decision on the Issuer's reorganization	Must be published in a periodical for the publication of information on the state registration of legal entities not later than 30 days after adoption of the decision by the Issuer (or, in case of merger or consolidation, by the last entity participating in such merger or consolidation)	Company Law, Article 15(6)
53.	Information regarding the Issuer's liquidation and the procedure and period for the filing of claims by the Issuer's creditors	Must be published by the Issuer's liquidation commission in a periodical for the publication of information on the state registration of legal entities	Civil Code, Article 63(1) Company Law, Article 21(1)
	J. Repurchase and Redemption of the Issuer's Shares; Shareholders' Pre-Emptive Rights		
54.	Notice of repurchase by the Issuer of its shares	Must notify shareholders who own such shares of the adoption of a decision to repurchase them, at least 30 days prior to the beginning of the repurchase period	Company Law, Article 72(5)

[13] Regulation "On Additional Requirements for the Preparation, Convocation and Holding of a Shareholders' Meeting," approved by the Resolution of the Federal Commission on the Securities Market No. 17/ps, dated May 31, 2002.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
55.	Notice to shareholders of their right to require the Issuer to redeem their shares	Must include information concerning redemption rights in the notice of an upcoming GMS if a vote at the GMS may give rise to them	Company Law, Article 76 (Sections 1 and 2)
56.	Notice concerning the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be sent to persons having preemptive rights, after the new issuance of shares (or securities convertible into shares) has been registered but prior to commencement of the placement	Company Law, Article 41(1) Regulation No. 05-4/pz-n,[14] Section 6.4.7
57.	Results of the exercise of preemptive rights in connection with a new issuance of shares (or securities convertible into shares) to be placed by subscription	Must be disclosed in accordance with the procedure set forth by the registered decision on issuance of the securities	Regulation No. 05-4/pz-n, Sections 6.2.6 and 6.4.7
	K. Anti-Takeover Provisions		
58.	Public tender offer by a person to acquire more than thirty percent (30%) of common shares and certain preferred shares with vested voting rights (**"Voting Shares"**)[15] of the Issuer[16] (**"Voluntary Offer"**)[17]	Must be sent by the Subject Issuer to the holders of record of the relevant securities, or published in mass media designated by the Charter for publishing notices of an upcoming GMS (if any), within 15 days of receipt of the Voluntary Offer by the Issuer	Company Law, Article 84(3), 84 (9) Regulation No. 06-76/pz-n, Section 2.7
59.	Public tender offer by a person that acquired more than thirty percent (30%), fifty percent (50%) or seventy-five percent (75%) of Voting Shares of the Subject Issuer[18] to buy out remaining Voting Shares and securities convertible into Voting Shares from their holders ("**Mandatory**	Must be sent by the Subject Issuer to the holders of record of the relevant securities, or published in mass media designated by the Charter for publishing notices of an upcoming GMS (if any), within 15 days of receipt of the Voluntary Offer or Mandatory Offer by the Subject Issuer	Company Law, Article 84(3) Regulation No. 06-76/pz-n, Section 2.7

[14] "Standards of Emission of Securities and Registration of Prospectuses of Securities," approved by the Resolution of the Federal Commission on the Securities Market No. 05-4/pz-n, dated March 16, 2005.

[15] Including Voting Shares that are already owned by that person and its affiliates.

[16] An Issuer whose securities are the subject of any of the offers or other actions referred to in Items 55-62 shall be referred to as the "**Subject Issuer**".

[17] References to the Voluntary Offer shall be construed as including reference to a bank guarantee enclosed thereto.

[18] In each case, including Voting Shares that are already owned by that person and its affiliates.

[19] References to the Mandatory Offer shall be construed as including reference to a bank guarantee enclosed thereto.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	Offer")[19]		
60.	Amendments to the Voluntary Offer or Mandatory Offer[20]	Must be sent by the Subject Issuer to the holders of record of the relevant securities, or published in mass media designated by the Charter for publishing notices of an upcoming GMS (if any), within 15 days of receipt by the Subject Issuer of the amendments to the Voluntary Offer or Mandatory Offer	Company Law, Articles 84(3) and 84(4) Regulation No. 06-76/pz-n, Section 2.9
61.	Recommendation of the Board of Directors of the Subject Issuer regarding the Voluntary Offer or Mandatory Offer	Must be sent by the Subject Issuer to the holders of record of the relevant securities, or published in mass media designated by the Charter for publishing notices of an upcoming GMS (if any), within 15 days of receipt by the Subject Issuer of the Voluntary Offer or the Mandatory Offer	Company Law, Article 84(3)
62.	Offer by a third party to acquire the Subject Issuer's Voting Shares and, as the case may be, securities convertible into Voting Shares, extended in response to a Voluntary Offer or a Mandatory Offer (**"Competing Offer"**)	Must be sent by the Subject Issuer to the holders of record of the relevant securities, or published in mass media designated by the Charter for publishing notices of an upcoming GMS (if any), within 15 days of receipt by the Subject Issuer of the Competing Offer	Company Law, Article 84(5)
63.	Notice from a person that has acquired more than 95% of the Subject Issuer's Voting Shares[21] to the holders of remaining Voting Shares and securities convertible into Voting Shares of their right to require buy out the remaining Voting Shares and securities convertible into such shares ("**Minority Put Notice**")[22]	Must be sent by the Subject Issuer to the holders of record of the relevant securities, or published in mass media designated by the Charter for publishing notices of an upcoming GMS (if any), within 15 days of receipt by the Subject Issuer of the Minority Put Notice	Company Law, Article 84(7) Regulation No. 06-76/pz-n, Section IV
64.	Demand from a person that has acquired more than 95% of the Subject Issuer's Voting Shares[23] to the holders of remaining Voting	Must be sent by the Subject Issuer to the holders of record of the relevant securities, or published in mass media designated by the Charter for publishing notices of an upcoming GMS (if any), within 15 days of receipt by the Subject	Company Law, Article 84(8) Regulation No. 06-76/pz-n, Section V

[20] Where the Companies Law requires provision of an amended (reissued) bank guarantee, references to the amendments to a Voluntary Offer or a Mandatory Offer shall be construed as including references to an amended (re-issued bank guarantee).

[21] Including Voting Shares that are already owned by that person and its affiliates.

[22] References to the Minority Put Notice shall be construed as including reference to a bank guarantee enclosed thereto.

[23] Including Voting Shares that are already owned by that person and its affiliates.

	Document or Information	When/Where Required to be Made Public or Distributed	Source(s) of Requirement
	Shares and securities convertible into Voting Shares to sell remaining Voting Shares and securities convertible into such shares ("**Minority Call Notice**")[24]	Issuer of the Minority Call Notice	
65.	Report of an independent appraiser with respect to the market value of securities to be acquired pursuant to the Mandatory Offer, Competing Offer of a certain type, Minority Put Notice (if the market value of the securities to be acquired must be determined by an independent appraiser) or Minority Call Notice	Conclusions of the report must be sent by the Subject Issuer to the holders of record of the relevant securities, or published in mass media designated by the Charter for publishing notices of an upcoming GMS (if any), within 15 days of receipt by the Subject Issuer of the Mandatory Offer, Competing Offer of a certain type, Minority Put Notice or Minority Call Notice The report must be made available by the Subject Issuer to owners of the securities being acquired under the Mandatory Offer, Competing Offer of a certain type, Minority Put Notice or Minority Call Notice within 7 days after request	Company Law, Articles 84(3), 84(5), 84(7), 84(8) and 91(2)
	L. Stock Exchange Requirements		
66.	Information that is required to be submitted to RTS Stock Exchange ("**RTS**") to maintain the Issuer's securities admittance to trading	RTS must disclose information received from the Issuer to third parties by posting information on the RTS website, publishing it in its information periodicals, providing it to the information agencies and mass-media. RTS must also provide information to interested persons upon request	RTS Listing Regulation,[25] Sections 11.2, 13.2, 13.3, 14.2 and Exhibit 2
67.	Information regarding the Issuer's corporate actions that is required to be submitted to MICEX Stock Exchange ("**MICEX**") ") to maintain the Issuer's securities admittance to trading	As a matter of practice, MICEX discloses information received from the Issuer by posting such information on the MICEX website	MICEX Listing Regulation[26]
	M. Other Information		
68.	Information that the Issuer has the practice of publicly disclosing	On its website, via press release or otherwise in accordance with the Issuer's Regulation on Information Policy, dated October 29, 2004 and the Issuer's Corporate Governance Code[27]	Issuer's Regulation on Information Policy, dated October 29, 2004

[24] References to the Take-out Demand shall be construed as including reference to a bank guarantee enclosed thereto.

[25] Approved by RTS BOD Resolution No. 06-6-DP-2804, dated April 28, 2006.

[26] Approved by MICEX BOD Resolution No. 3, dated May 26, 2006.

[27] Approved by the Issuer's Board of Directors (Minutes No. 33-04, dated September 22, 2004).

Documents that Must be Kept by the Issuer and Made Available to the Shareholders at any Time upon Request

The Regulation "On the Procedure and Terms of Keeping of a Stock Company's Documents," approved by the Resolution of the Federal Commission on the Securities Market No. 03-33/ps, dated July 16, 2003, refers to a list, approved by the Federal Archive Service of Russia on October 6, 2000, identifying standard management documents generated in the ordinary course of an issuer's operations, and specifying the period for which they are to be kept on file.

1. Charter, including all changes, amendments and new versions thereof
2. Agreement on establishment of the Issuer
3. Decision on the Issuer's establishment
4. Document on the Issuer's state registration
5. Documents confirming the Issuer's rights to its assets
6. The Issuer's internal documents
7. Regulations of the Issuer's branches or representative offices
8. Minutes of the GMS, and of meetings of the board of directors, the internal audit commission (internal auditor) and the management board[28]
9. Annual report, audited annual financial statements and quarterly financial statements
10. Accounting books and records[29]
11. Executed voting ballots filed in connection with participation in the GMS and powers of attorney (or copies thereof) for participation in the GMS
12. Independent appraisers' reports
13. Lists of the Issuer's affiliated persons
14. Lists of persons entitled to participate in a GMS or to receive dividends, and other lists compiled by the Issuer to facilitate the exercise of shareholder rights
15. Reports made by the internal audit commission (internal auditor), external auditors and state and municipal agencies of financial control
16. Registered Prospectuses, Issuer's quarterly reports and other documents containing information required to be published or otherwise disclosed under Russian law
17. Documents that must be kept by the Issuer pursuant to the Issuer's Charter, internal documents, decisions of the GMS, governing bodies of the Issuer and legal acts of the Russian Federation

---

[28] Minutes of the meetings of the issuer's management board must be made available to any shareholder(s) having at least twenty-five percent (25%) of the issuer's voting shares.

[29] Must be made available to any shareholder(s) having at least twenty-five percent (25%) of the issuer's voting shares. Under Civil Code Article 67(1), information on the Company's activities, accounting books and records and other documents must be made available to all of the issuer's shareholders in accordance with the procedure set forth in the issuer's foundation documents.


RECEIVED
2006 NOV 21 P 1:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANNEX B

Index of Documents and Communications that the Company has made Public or Distributed to the Company Securities' Holders between 1 January 2004 and 1 September 2006

1.	2006
1.1.	Notice of a key-event: "Information about accrual and (or) paid out income on the issuer's securities" and "Information about the terms of performance by the issuer of its liabilities before its securities owners", dated 29 August 2006.
1.2.	Quarterly Report of the Company as of 2nd quarter of 2006, approved by Minutes No. 3/12 of the Board of Directors of the Company, dated 4 August 2006.
1.3.	Notice of an event that may affect the price of the Company's securities: "Information on the decisions adopted by the Board of Directors (Supervisory Board) of the Company (on the early cancellation of the term of office of the sole and/or collegial executive bodies)", dated 31 July 2006.
1.4.	List of Affiliated Persons of the Company as of 31 July 2006.
1.5.	Notice of a key-event: «Information about the decisions adopted by the general meeting of shareholders», dated 6 July 2006.
1.6.	Notice of a key-event: «Information on the accrued and (or) paid income on the issuer's securities", dated 6 July 2006.
1.7.	List of Affiliated Persons of the Company as of 5 July 2006.
1.8.	Notice of a key-event: «Information on the reorganization of the issuer, its affiliated and subsidiary companies", dated 3 July 2006.
1.9.	List of Affiliated Persons of the Company as of 30 June 2006.
1.10.	Notice of a key-event: "Acquisition by the Issuer of five percent (5%) or more of total number of outstanding common shares of any stock company; or (ii) increase or decrease in the Issuer's holding of such shares up to or below five percent (5%), ten percent (10%), fifteen percent (15%), twenty percent (20%), twenty five percent (25%), thirty percent (30%), fifty percent (50%) or seventy five percent (75%) of the total number of outstanding common shares", dated 16 June 2006.
1.11.	Notice of a key-event: "Information on the terms of performance by the issuer of its liabilities before its securities owners", dated 20 May 2006.
1.12.	Information on the holding of general meetings of shareholders of companies, established as a result of reorganization of the Company, dated 18 May 2006.
1.13.	Notice of an event that may affect the price of the Company's securities: "Information on the decision adopted by the Board of Directors of Company (Supervisory Board)", dated 11 May 2006.
1.14.	Notice of a key-event: "Information on the register closing date", dated 11 May 2006.
1.15.	Quarterly Report of the Company as of the 1st quarter of 2006, approved by Minutes No. 17/11 of the Board of Directors of the Company, dated 6 May 2006.
1.16.	Changes in the list of Affiliated Persons occurred during the period 27 April – 15 June 2006.
1.17.	List of Affiliated Persons of the Company as of 31 March 2006.

1.18.	Notice of an event that may affect the price of the Company's securities: "Information on decisions adopted by the Board of Directors (Supervisory Board) of the Company", dated 23 March 2006.
1.19.	Notice of an event that may affect the price of the Company's securities: "Information on the decisions adopted by the Board of Directors (Supervisory Board) of the Company", dated 23 March 2006.
1.20.	Notice of a key-event: «Information on the Register Closing Date», dated 23 March 2006.
1.21.	Notice of a key-event: "Information on terms of performance by the issuer of its liabilities before its securities owners", dated 20 March 2006.
1.22.	Notice of a key-event: "Information on accrued and (or) paid incomes on the securities of the issuer" and "Information on terms of performance by the issuer of its liabilities before its securities owners", dated 1 March 2006.
1.23.	Quarterly Report of the Company as of 4th quarter of 2005, approved by Minutes No. 11/11 of the Board of Directors of the Company, dated 7 February 2006.
1.24.	Notice of a key-event: "Information on accrued and (or) paid incomes on the securities of the issuer", dated 16 January 2006.
1.25.	Notice of a key-event: «Information on the Decisions adopted at the General Shareholders' Meetings», dated 16 January 2006.
1.26.	Structure for the Depository Clearing Chamber as of 2006.
1.27.	Dividing balance as of 2006.
1.28.	Dividing balance as of 2006.
1.29.	Annual Report of the Company of the year 2005.
1.30.	Table of Contents to Annual Report of the Company of the year 2005.
2.	**2005**
2.1.	List of Affiliated Persons of the Company as of 31 December 2005.
2.2.	Voting Ballot No. 1 for voting at an extraordinary General shareholders' meeting of the Company, dated 30 December 2005.
2.3.	Voting Ballot No. 2 for voting at an extraordinary General shareholders' meeting of the Company, dated 30 December 2005.
2.4.	Voting Ballot No. 3 for voting at an extraordinary General shareholders' meeting of the Company, dated 30 December 2005.
2.5.	List of Affiliated Persons of the Company as of 2 December 2005.
2.6.	Notice of an event that may affect the price of Company's Securities: "Information on the decisions adopted by the Board of Directors of the Company (about recommendations on the amount of dividends to be paid on securities and on terms of their payment; about the question on the reorganization of the Company and the order and terms of such reorganization to be submitted to the decision of the general meeting of shareholders), dated 29 November 2005.
2.7.	Extract from Minutes No. 8/11 of the meeting of the Board of Directors of the Company, dated 28 November 2005.
2.8.	Notice of a key-event: "Information about the Date of Closing of the List of Shareholders entitled to vote", dated 17 November 2005.

2.9.	Notice of an event that may affect the price of the Company's securities: " Information on decisions adopted by the Board of Directors (about convocation of an extraordinary general meeting of shareholders)", dated 17 November 2005.
2.10.	Notice of a key-event: «Information on the Register Closing Date», dated 17 November 2005.
2.11.	Quarterly Report of the Company as of 3rd quarter of 2005, approved by Minutes No. 6/11 of the Board of Directors of the Company, dated 8 November 2005.
2.12.	List of Affiliated Persons of the Company as of 30 September 2005.
2.13.	Quarterly Report of the Company as of 2nd quarter of 2005, approved by Minutes No. 3/11 of the Board of Directors of the Company, dated 11 August 2005.
2.14.	List of Affiliated Persons of the Company as of 30 June 2005.
2.15.	List of Affiliated Persons of the Company as of 7 July 2005.
2.16.	Quarterly Report of the Company as of 1st quarter of 2005, approved by Minutes No. 16/10 of the Board of Directors of the Company, dated 6 May 2005.
2.17.	List of Affiliated Persons of the Company as of 31 March 2005.
2.18.	Quarterly Report of the Company as of 4th quarter of 2004, approved by Minutes No. 11/10 of the Board of Directors of the Company, dated 11 February 2005.
2.19.	Information "About Inclusion of the issuer's securities into the list of securities admitted to trading on a stock exchange and the exclusion of securities from the list", dated 1 February 2005.
2.20.	Report of General Director on procurement activity of the Company for the 12 month of the year 2005 (by the trends of activity) (form 1).
2.21.	Report of General Director of the Company on procurement activity for 12 months of the year 2005. (by ways of purchases) (form 2).
2.22.	Forms 3-10 (Installed electric capacity of Affiliated and subsidiary companies (ASC); by the end of reporting period, MW; Electric power output by electric plants of ASC, millions kwh; Heat power output by heat power stations and boiler sets of ASC , thousands Gcal; Standard fuel rate to electric power output, g/kwh; Standard fuel rate to heat power output, g/kwh; Demounting of worn and old equipment; Capacity using coefficient, %).
2.23.	Report on results of voting at the extraordinary general meeting of shareholders of the Company, dated 2005.
2.24.	Notification of extraordinary general meeting of shareholders of the Company, dated 2005.
2.25.	Annual Report of the Company on results of the year 2004, approved by Minutes No. 16/10 of the Board of Directors, dated 6 May 2005 and Minutes No. 13 of the General Meeting of Shareholders of the Company, dated 27 June 2005.
3.	**2004**
3.1.	List of Affiliated Persons of the Company as of 31 December 2004.
3.2.	List of Affiliated Persons of the Company as of 30 September 2004.
3.3.	Quarterly Report of the Company as of 3rd quarter of 2004, approved by Minutes No. 5/10 of the Board of Directors of the Company, dated 11 September 2004.
3.4.	Quarterly Report of the Company as of 2nd quarter of 2004, approved by Minutes No. 2/10 of the Board of Directors of the Company, dated 4 August 2004.

3.5.	Notice of a key-event: "Information about the decisions adopted by the general shareholders meeting", dated 30 June 2004.
3.6.	List of Affiliated Persons of the Company as of 30 June 2004.
3.7.	Information about the Annual General Shareholders Meeting of the Company, dated 24 June 2004.
3.8.	Quarterly Report of the Company as of 1st quarter of 2004, approved by Minutes No. 14/9 of the Board of Directors of the Company, dated 14 May 2004.
3.9.	Notice of a key-event "Information on the Register Closing Date", dated 30 April 2004.
3.10.	List of Affiliated Persons of the Company as of 31 March 2004.
3.11.	Annual Report of the Company on results of the year 2003,

Annex C

1.1

The information about the substantial facts:
"The data about accrual and (or) paid out income of the issuer's securities"
"The data about the issuer's liabilities time of performance to the holder of authorities"

1. General information	
1.1. Full trade name of the issuer (for nonprofit institution - name)	Kuzbass joint stock company of power engineering and electrification
1.2. Abbreviated trade name of the issuer	JSC "Kuzbassenergo"
1.3. The issuer's location	30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia
1.4. The issuer's BSRN	1024200678260
1.5. The issuer's INN	4200000333
1.6. The issuer's unique code, assigned by registering agency	00064-A
1.7. The issuer's internet address for the releasing of the information	http://www.kuzbassenergo.ru/invest/doc/fact/
1.8. The name of the periodical press, used by the issuer for the releasing of the information	Regional newspaper the "Kuzbass", "The Supplement to Vestnik of Russia FKCB"

1.9. The substantial fact (facts) code (codes)	0600064A25082006, 0900064A25082006

2. The subject matter
2.1. Type, category, series and the other identification characteristics of the securities: common nominal no documentary shares. 2.2. The state registration number of the capital issue (additional issue), the state registration date: 1-01-00064-A since June 24, 2003. 2.3. The registration body name, running the state registration of the capital issue (additional issue): FKCB of Russia. 2.4. The issuer's authority that made a decision to pay out (bring out) the dividends of the issuer's shares: the General shareholders' meeting. 2.5. The date of making a decision to pay out (bring out) the dividends of the issuer's shares: June 26, 2006. 2.6. The matter of the issuer's liabilities, and also the cash amount for the bill of debts or the other obligations, that can evaluated by money terms: *to pay out the Company common share dividends according to the results of 1 quarter of 2006 in the rate RUR 0.329983 for 1 Company common share by cash during 60 days since the date of their payment decision.* 2.7. The total dividend rate, accrued for the issuer's shares of a particular category (type), and a dividend rate, accrued for one share of a particular category (type): The total dividend rate RUR *200 024 thousands.* 2.8. The date when the income payment of the issuer's securities is to be made, and if the income payment of the issuer's securities is to be made during specified time (period of time) – the term is up on August 25, 2006. 2.9. The fact of the issuer's fulfillment or default of obligation: *Part performance, the dividends are paid out in sum of RUR 110 129 thousands.* 2.10. In the case of the issuer's default of obligation – the default cause, and for the bill of debt or the other obligations, that can evaluated by money terms – the obligations rate evaluated by money terms and also the obligations rate evaluated by money terms when they are not fulfilled: The sum of accrual but not paid out dividends – RUR 89 895 thousands.

The causes of default:
- Null information about bank essential elements in the list of the registered stock holders when drawing non-cash dividends.

3. Signature
3.1. Director-general ________________ S.N. Michailov (Signature) 3.2. Date August 29, 2006 Seal

Annex C

1.2

The Kuzbass Open Joint Stock Company of energetics and electrification
Tax payer code (INN) 4200000333

Approved " 04 " of August 2006
The Board of Directors of the Kuzbass open joint stock company of energetics and electrification
Minutes dd. " 04 " of August 2006 № 3/12

QUARTERLY REPORT

The Kuzbass Open Joint Stock Company of energetics and electrification

(full company name (name for not profit institution) of the Issuer)

The code of the Issuer:	0	0	0	6	4	–	A

2-nd quarter, 2006

Registered office of the Issuer: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present quarterly report is subject to disclosure in accordance with the Russian Federation legislation on securities

General director Date 03 august 2006.	(signature)	S.N. Mikhailov
Chief accountant of the Issuer Date 03 august 2006.	(signature) Seal place:	S.S. Prikhodchenko

Contact person: Leading economist of the Corporate policy department
Yakovenko Natalia Alexandrovna

Telephone (384-2)29-37-61

Fax: (384-2)29-37-61

e-mail: yakovenkona@kuzbe.elektra.ru

INTERNETE page where the information of the present quarterly report is to be disclose, http://www.kuzbassenergo.ru/invest/doc/msfo/

Contents

page.

Preface 7

Paragraph I. Brief information about persons involved in the issuer's administration bodies, information about the issuer's bank accounts, auditor, valuator, financial consultant, and other persons subscribed the quarterly report 8

1.1. Persons involved in the issuer's administration bodies 8

1.2. Information about the issuer's bank accounts 9

1.3. Information about the issuer's auditor (auditors) 10

1.4. Information about the issuer's valuator 12

1.5. Information about the issuer's consultants 13

1.6. Information about subscribers of the quarterly report 13

Paragraph II. General information on the financial and economic situation of the issuer 14

2.1. Figures of financial and economic activity of the issuer 14

2.2. Market capitalization of the issuer 15

2.3. The issuer's liabilities 16

2.3.1. Account payable 16

2.3.2. Credit history of the issuer 17

2.3.3. The issuer's liabilities against the third parties security 18

2.3.4. Other liabilities of the issuer 18

2.4. The purpose of the issue and direction of the assets using resulted to distribution of the issuing securities 19

2.5. Risks related with acquisition of the distributing (distributed) issuing 19

2.5.1. Branch risks 19

2.5.2. Country and regional risks 20

2.5.3. Financial risks 22

2.5.4. Legal risks 23

2.5.5. Risks concerned the Issuer's activity 23

Paragraph III. Detailed information about the issuer 24

3.1. Information about the issuer's establishment and development 24

3.1.1. Information about the issuer's company name 24

3.1.2. Information about state registration of the issuer 24

3.1.3. Information about the issuer's establishment and development 24

3.1.4. Contact information 25

3.1.5. Taxpayer identification number 26

3.1.6. Affiliated companies and representative offices of the issuer 26

3.2. Principal economic activities of the issuer 26

3.2.1. Industrial affiliation of the issuer 26

3.2.2. Principal economic activities of the issuer 26

3.2.3. Major products (operations, services) 27

3.2.4. Raw materials and suppliers of the Issuer 28

3.2.5. Markets for products (work, services) of the issuer 28

3.2.6. Information about the Issuer's licenses 30

3.2.7. Joint activities of the Issuer 30

3.2.8. Supplementary claims to the issuers being the joint stock investment funds, insurance or credit institutions, hypothecary agents 31

3.2.9. Supplementary claims to the issuers whose major activity is a mining operations 31

3.2.10. Supplementary claims to the issuers whose major activity is rendering of telecommunication services 31

3.3. Future plans of the issuer 31

3.4. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations 32

3.5. Subsidiaries and affiliated business divisions of the issuer 33

3.6. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets 43

3.6.1. Fixed assets 43

Paragraph . IV. Information about financial and economic activities of the issuer 46

4.1. Results of financial and economic activities of the issuer 46

4.2. Issuer's liquidity, adequacy and structure of the capital and circulating assets 47

4.3. Amount and structure of the issuer's capital and circulating assets 47

4.3.1. Amount and structure of the issuer's capital and circulating assets 47

4.3.2. The Issuer's financial investments 49

4.3.3. The issuer's intangible assets 51

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development 52

4.5. Overview of the new trends in the sector of the issuer's core business 52

Paragraph V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees) 56

5.1. Information about the structure and competence of the issuer's regulatory bodies 57

5.2. Information about members of the issuer's management bodies 62

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer 74

5.4. Information about the structure and capacity of the units of control over the issuer's financial and economic activities 74

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities 78

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities 78

5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)..............................78

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)..79

Paragraph VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest 80

6.1. Information about the total number of shareholders (participants) of the issuer 81

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its chartered (pooled) capital (unit trust), or at least 5 percent of its ordinary stocks; information about the participants (shareholders) of such entities owning at least 20 percent of their chartered (pooled) capital (unit trust) or at least 20 percent of their ordinary stocks 81

6.3. Information about the share of the government or municipal authority in the issuer's chartered (pooled) capital (unit trust), existence of a special right ("golden share")..81

6.4. Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)...82

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its chartered (pooled) capital (unit trust) or at least 5 percent of its ordinary stocks 82

6.6. Information about the deals made by the issuer, in which it had an interest 84

6.7. Information about the amount of accounts receivable 84

Paragraph VII. The Issuer's accounting reports and other financial information 86

7.1. The issuer's annual accounting reports 87

7.2. The issuer's quarterly accounting reports for the last completed financial quarter 87

7.3. The issuer's consolidated accounting reports for the last completed financial year (consolidated balance sheet) ... 87

7.4. Information about the issuer's accounting policy ... 87

7.5. Information of the total amount of export also on the share of export in the total sale's volume ... 128

7.6. Information of the cost of real estate of the issuer and essential changes in the structure of the issuer's property after the date of termination of the last fiscal year ... 128

7.7. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity ... 129

Paragraph VIII. Additional information about the issuer and its placed securities ... 131

8.1. Additional information about the issuer ... 131

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust) ... 131

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital ... 131

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer ... 131

8.1.4. Information about the order of convocation and holding a meeting of the issuer's supreme management body ... 131

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the chartered (pooled) capital (unit trust), or at least 5 percent of ordinary stocks ... 134

8.1.6. Information about essential transactions carried out by the issuer ... 135

8.1.7. Information about credit ratings of the issuer ... 136

8.2. Information about each category (type) of the issuer's shares ... 136

8.3. Information about the previous issues of the issuer's securities, except for the issuer's shares ... 137

8.3.1. Information about the issues with all securities paid off (cancelled) ... 137

8.3.2. Information about the issues with securities in circulation ... 137

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default) ... 137

8.4. Information about the entity (entities) which provide security for the bonds of the issue ... 137

8.5. Terms of securing fulfillment of obligations on the bonds of the issue ... 137

8.6. Information about organizations registering the rights for issued securities of the issuer ... 137

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents ... 137

8.8. Description of the order of taxation of revenues from the issuer's issued securities placed and in floatation ... 138

8.9. Information about the announced (accrued) and paid dividends on the issuer's shares, and income from the issuer's bonds ... 141

8.10. Other information ... 141

APPENDIXES:

Appendix 1. Quarterly accounting report 143

Appendix 2. Consolidated annual accounting report 148

Appendix 3. Consolidated annual accounting report in accordance with IFRS 167

Appendix 4. Reference on the dividends accrual and pay off by 30.06.2006 220

Preface

a) a) full company name and abbreviation of the issuer:

The Kuzbass Open Joint Stock Company of energetics and electrification, JSC "Kuzbassenergo" .

б) Registered office : ***№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia*** ;

c) telephone, e-mail of the issuer: ***(384-2)29-33-59;***
E-mail: ***adm@kuzbe.elektra.ru***;

d) Internet page where the full text of the quarterly report of the issuer is published :

http://www.kuzbassenergo.ru/invest/doc/msfo/

e) general information on the Issuer's securities floatation (on floated securities):

Company floated the ordinary registered stocks with equal nominal value 1 (one) RUR per share in amount of 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred) pieces to the total amount RUR 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred rubles) at the nominal value.

By the order of the FCCB of Russia dd. 24.06.2003 №03-1210/p an unification of additional securities issues of the Kuzbass Joint Stock company of energetics and electrification was made, resulted:

the follows State registration numbers assigned to the issues of ordinary registered stocks of the Kuzbass Joint Stock Company of energetics and electrification were annulled:

39-1n-00374 dd 25.07.1994 (floatation type: closed subscription; period of floatation: 12.01.1994 - 21.01.1994; current state of the issue: floatation is finished; number of actually floated securities of the issue in accordance with the registered report on the issue results:3030819 pieces.);

39-1-00970 dd. 23.11.1995 (floatation type: distribution between the shareholders: period of floatation: : 23.11.1995 - 23.11.1995; current state of the issue : floatation is finished; number of actually floated securities of the issue in accordance with the registered report on the issue results 603132981 pieces.).

The State registration number 1-01-00064-A was assigned to the aforementioned issues of the ordinary registered stocks of the Kuzbass Joint Stock Company of energetics and electrification dd. 24, June 2003.

"This present quarterly report contains evaluation and forecast made by the authorized management bodies of the Issuer concerned the future events and /or activities, future trends for development of the economic branch where the issuer realizes its general activities, and results of the issuer 's activities including his plans, possibility of the occurrence of the definite events and of accomplishment of the definite acts. The investors should not rely fully on evaluation and forecasts of the management bodies of the issuer as the actual results of the issuer's activities may differ from the forecasted results in future because of many reasons. Acquisition of the issuer's securities is tied with some risks described in this present quarterly report".

I. Brief information about the persons forming the management body of the Issuer; bank's information; auditor; valuator and financial consultant of the Issuer; other subscribers of this present quarterly report

1.1. Persons forming the management body of the Issuer

The Management Body of the Company is as follows:

- *General meeting of shareholders of the company which is the supreme management body of the JSC "Kuzbassenergo":*
- *The Board of Directors;*
- *Management Board;*
- *General Director.*

The Board of Directors of the JSC "Kuzbassenergo" :

Bolshakov Andrey Nickolaevich , year of birth 1955;

2. Bychkov Mikhail Yurievich, year of birth 1978;

3 Vagner Andrey Alexandrovich, year of birth 1957;

4. Grekhov Andrey Nickolaevich, year of birth 1969;

5. Evsenkova Elena Vladimirovna, year of birth 1980;

6. Eliseeva Irina Eduardovna, year of birth 1978;

7.Kozhura Ruslan Viacheslavovich, year of birth 1963;

8. Mazikin Valentin Petrovich, year of birth 1945;

9.Platonov Vladimir Yurievich, year of birth 1959 ;

10. Shulin Maxim Igorevich, year of birth 1978;

11. Shumilov Alexander Alexandrovich, year of birth 1967.

Corporate executive body is the Management Board of the JSC "Kuzbassenergo

1. *Grebennikov Alexey Antonovich, year of birth 1939.*
2. *Gretsinguer Yury Alexandrovich, year of birth 1953.*
3. *Erofeev Alexander Kuprianovich, year of birth 1959.*
4. *Ivanov Boris Ivanvich , year of birth 1960 .*
5. *Lavrov Alexander Mikhailovich, year of birth, 1950*
6. *Mikhailov Sergey Nickolaevich, year of birth 1959.*
7. *Petrov Leonid Prokhorovich, year of birth 1961.*

Sole executive body is the General Director of the JSC 'Kuzbassenergo" :

Mikhailov Sergey Nickolaevich, year of birth 1959.

1.2. Information about the issuer's bank accounts

Bank***: Joint Stock Company Joint Stock Commercial "Moscow Municipal Bank – Bank of Moscow"***
Abbreviation:JSC JSC"MMB-Bank of Moscow"
Location: ***№ 5-g, Nogradskaya str., Kemerovo, 650099***
INN: *7702000406.*
Acc.: ***40702810200530000444.***
Acc. type: ***settlement account.***
BIK: ***043207743.***
Corr. acc.***:30101810700000000743.***

Bank: ***Branch of the Joint Stock Company "URALSIB" in Kemerovo***

Abbreviation: ***Branch of JSC "URALSIB" in Kemerovo***
Location: № 2, Oktiabrsky pr., ***650099, Kemerovo .***
INN: ***0274062111.***
Acc.: ***40702810100000000863.***
Acc. type: ***settlement account.***
BIK: ***043207783.***
Corr. Acc.: ***30101810100000000783***

Bank: ***Commercial Bank on science-technical and social development of JSC "Sibacadembank"***
Abbreviation: FAKB KF JSC "Sibacadembank"
Location: **№ 5-B, Nogradskaya str.,** ***650099, Kemerovo.***
INN: ***5408117935.***
Acc.: ***40702810400120000152.***
Acc. type: ***settlement account.***
BIK: ***043207784.***
Corr. acc.: ***30101810400000000784.***

Bank: ***Branch of the Joint Stock Company Joint Stock Commercial Bank "Moscow Delovoy Mir", Kemerovo.***

Abbreviation: Branch JSC "MDM-Bank", Kemerovo
Location: ***№ 137/3, Lenina prospect, 650003, Kemerovo***
INN: ***7706074960.***
Acc.: ***40702810100120000256.***
Acc. type: ***settlement account.***
BIK: ***043207791.***
Corr. acc.: ***30101810600000000791.***

Bank: ***Branch of Joint Stock Commercial Saving Bank of RF, Kemerovo branch № 8615***

Abbreviation: Branch of JS SB RF, Kemerovo Branch № 8615

Location: № 53, Oktiabrsky pr., 650066, Kemerovo
INN: ***7707083893.***
Acc.: ***40702810826020102640.***
Acc. type: ***settlement account.***
BIK: ***043207612.***
Corr. acc.:***30101810200000000612***

Bank: **Branch №4 of Joint Stock Company Bank "Zenit"**

Abbreviation: **Branch №4 of JSC Bank "Zenit"**
Location: ***№ 77/1, Sovetsky pr., 650099, Kemerovo***
INN: ***7729405872.***
Acc.: ***40702810700042000005.***
Acc. type: ***settlement account.***
BIK: ***043207730.***
Corr. acc.: ***30101810700000000730***

Bank: ***Branch of Joint Stock Company AKB "Moscow Dolovoy Mir"***

Abbreviation: Branch of JSC "MDM-Bank"

Location: **137/3, Lenina pr.,** ***650003,Kemerovo***
INN : ***7706074960.***
Acc.: ***40702810200120000392.***
Acc. type: ***settlement account.***

BIK: *043207791.* Corr. acc.: *30101810600000000791.*

Bank: ***Branch of Foreign Trade Bank (Joint Stock Company), Kemerovo.***

Abbreviation: Branch of JSC "Vneshtorgbank", Kemerovo. Location:***#12, N. Ostrovsky str., 650099,Kemerovo***
INN: *7702070139.*
Acc.: ***40702810400430000001.***
Acc. type: ***settlement account.***
BIK: ***043207756.***
Corr.acc. : ***30101810700000000756.***

Bank: ***Branch "Kemerovsky"of Joint Stock Company "Alfa-Bank"***

Abbreviation: ***Branch "Kemerovsky" of JSC "Alfa-Bank"***

Location: №12 N. Ostrovsky str., 650099, Kemerovo
INN: ***7728168971.***
Acc.: ***40702810500320000138.***
Acc. type: ***settlement account.***
BIK: ***043207745.***
Corr. acc: ***30101810300000000745***

Bank: ***Branch №4207 of Vneshtorgbank Retail services (ZAO), Kemerovo.***

Abbreviation: Branch № ***4207 of ZAO "Vneshtorgbank" Retail Services, Kemerovo***
Location: 53/2, **Oktiabrsky pr., 650066, Kemerovo.**
INN: ***7710353606.***
Acc: ***40702810100070000201.***
Acc. type: ***settlement account.***
BIK: ***043207739.***
Corr.acc. : ***30101810400000000739***

1.3. Information about the issuer's auditor (auditors)

Full firm name and abbreviation: Closed Joint Stock Company "***PricewaterhouseCoopers Audit", ZAO "PwC Audit"***

Location: ***№52, stroienie 5 , Kosmodamianskaya nab., 115054, Moscow***
INN: *7705051102*
Tel.: ***(095) 967-60-00***
Fax: ***(095) 967-60-01.***
e-mail: ***hrdgph@pwcglobal.com***

Information on the licence of the auditor:
License No.: ***E 000376 to render audit services***
Date of issue: ***20.05.2002***
Expire date: ***20th of May, 2007***
Issuing body: **Ministry of Finance of Russian Federation**

ZAO "PricewaterhouseCoopers Audit" does not spend any works within the limits of special auditor's checks under the contract with the JSC "Kuzbassenergo" except audit of accounting (financial) reports. There are no any close business or allied relations between the Auditor and the Company. The Company did not grant any loans to the Auditor. Auditor (authorities of the auditor) has no market share in the chartered capital of the company. The company has no information on the officials of the issuer being the officials of the auditor at the same time.

Auditor is independent of the Issuer.

Factors of the Auditor's independency: According to the art. 12 of the Federal Law "On auditing" #119 -FL dd. 07.02.2001 audit may not be fulfilled by:

1) ***the auditors being the incorporators (participants) of the auditing persons , also their managers,***

accountants or other persons responsible for book-keeping organization as keeping and drawing up a financial (accounting) report;

2) *the auditors being with the incorporators (participants) of the auditing persons, their officials, accountants and other persons responsible for book-keeping organization and keeping also for drawing up a financial (accounting) report in immediate relationship (parents, wife, brothers, sisters, children, also the husband of wife's brothers, sisters, parents and children);*

3) *audit institutions, whose managers and officials are the incorporators (participants) of the auditing persons, their officials, accountants and other persons responsible for book-keeping making and keeping, as for drawing up a financial (accounting) report;*

4) *audit institutions, whose managers and other officials are in immediate relationship (parents, husband or wife, brothers and sisters, also husband and wife's parents, sisters and brothers, children) with the incorporators (participants) of the auditing persons, also their officials, accountants and other persons responsible for book-keeping making and keeping, as drawing up a financial (accounting) report;*

5) *audit institutions acting as the incorporators (participants) of the auditing persons to whom these institutions are the incorporators (participants), in relation to affiliated companies, subsidiaries and representative offices of the aforementioned auditing persons, also in relation to the companies having common incorporators (participants) with this audit institution;*

6) *audit institutions and individual auditors rendered services on book-keeping renewal and making, also on financial (accounting) report drawing up to the natural persons and legal entities, or in respect of these persons during 3 years before the current auditor's checking.*

There are no essential interests tied an auditor (officials of the auditor) with the Issuer (officials of the Issuer).
Auditor (authorities of the auditor) has no market share in the chartered capital of the company.
The Company did not grant any loans to the Auditor.
There is no immediate business relations , no family relations.
The officials of the Issuer are not the officials of the auditor.

Procedure of the Issuer's auditor elections
FL "On Joint Stock Companies" does not determine terms and order for nomination of a candidate for auditor to inscribe him in the lists for voting over the question on approval of auditor of the Company, also this law does not grant to the shareholders the right to nominate of candidate for auditor. Thus the candidate for auditor subject to approval at the annual general meeting of shareholders of the Company is determined by the Board of Directors. The General meeting of shareholders approves auditors of the company every year in accordance with the Charter of the Company.
Amount of remuneration for the auditor services shall to be determined by the Board of Directors of the company."
Auditor of the Company controls financial and economic activity of the Company in accordance with terms of legislation of Russian Federation and in accordance with the signed contract.
There are no deferred and past-due payments for rendered auditor's services.

1.4. Information about the issuer's valuator

Full firm name and abbreviation: **Closed Joint Stock Company "ENPI Consult", ZAO "ENPI Consult".**

Location: **#14, Dukhovsky pereulok, Moscow, 115191.**
Telephone/fax: ***(095) 952-1041/(095) 954-4408.***

E-mail: ***npg@npg.ru***

Information on the licenses of the valuator:
License No.: series ***ЦЛСС № 000025 Code ОЦ ПР № 038336***

Date of issue: ***14.07.1999***
Expire date: ***4th of September, 2003***
Issuing body: **Moscow License Chamber**

License No. : **series ЦЛСС № 000025 Code ОЦ ПР № 038875**
Date of issue:***04.09.2000***
Expire date: the ***4th of September, 2003***
Issuing body: **Moscow License Chamber.**

License No: ***000031***
Date of issue: ***06.08.2001***
Expire date: ***the 6th of August, 2007***
Issuing body: ***Ministry of Privity of Russian Federation***

Information on evaluation services rendering (rendered) by the valuator:
Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2001., consulting services on a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2002., consulting services on a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2003., consulting services on a revaluation of a part of the capital assets of the Company in accordance with the with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2004., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2005., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2006., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Full firm name and abbreviation: ***Limited Liability Company "Institute of real estate and financial activity evaluation", Ltd. "Institute of real estate and financial activity evaluation".***

Location: **№51-a, Kirov prospect, Tomsk, Tomsk region, Russia.**
telephone/fax: ***(382-2)52-11-49/(382-2)52-25-61.***

E-mail: ***instoc@mail.tomsknet.ru***

Information on the licenses of the valuator:

License No.: ***000857***
Date of issue: ***10.09.2001***
Expire date: the ***10th of August, 2007***
Issuing body: ***Department on economic and evaluator's activity regulating of the Ministry on Privity of RF"***

Information on evaluation services rendering (rendered) by the valuator:
Evaluation of the market value of one ordinary stock of the JSC "Kuzbassenergo" for the purpose of purchasing in accordance with Provisions of the art. 75 of Federal Law "On Joint Stock Companies". Issuer did not enlist the valuator to the stock emission (in the year 1995.)

1.5. Information on the issuer's consultants
Financial consultants and other consultants at the securities market were not attracted by the issuer to the sock emission.

1.6. Information on the other subscribers of this present quarterly report

Chief accountant – **Prikhodchenko Svetlana Stanislavovna**
Telephone: ***(384-2)29-33-58***
Fax: ***(384-2)29-37-77.***

II.General information on the financial and economic situation of the issuer

2.1. *Figures of financial and economic activity of the issuer*

Figure	Calculation procedure	I quarter 2006	II quarter 2006.
Value of the net assets of the issuer, RUR	In accordance with the Order of the Ministry of Finances of Russian Federation and of Federal commission on securities market dd. 29.01.2003 №10n, 003-6/pz "On approval of a procedure of the JSC net assets cost valuation".	28 662 172 000	28 171 144 000
Relation of a sum of the debt assets to the capital and fund, %	(F.№1 L..590 + F.№1 L. 690 - F.№1 L. 650 - F.№1 L. 640)/(F.№1 L.490 + F.№1 L.650 + F.№1 L. 640)*100	17,83	19,48
Relation of a sum of the short-term liabilities to the capital and fund, %	(F.№1 L. 690 - F.№1 L. 650 - F.№1 L. 640)/(F.№1 L.490 + F.№1 L.650 + F.№1 L. 640)*100	11,87	13,19
Discharge of payments on debt service, %	(F.№2 L 190 + depreciation - dividends) / (F.№1 L. 620 + F.№1 L. 610 + F. №2. L.070)	0,42	0,01
Level of past-due debt, %	Past-due account payable / (F.№1 L.590 + F.№1 L. 690 -F.№1 L . 650)*100	0,19	0,14
Accounts receivable turnover, times	F. №2 L. 010 / (F. №1 L. 230 + F. №1 L. 240 - F. №1 L. 244)	2,31	2,00
Dividend's share in profit, %	Dividends on the ordinary stocks at the outcome of the year - / (net profit at the outcome of the year – dividends on the preference stocks) * 100	0	0
Labour productivity, RUR/man	F. №2 L. 010 / average number of personnel	707 301	553 174
Depreciation to the profit volume, %	Depreciation assignments / F. №2 L. 010 * 100	8,10	10,18

Amount of the net assets is the initial figure of a stability of the financial situation of the company. As a result of the financial and economic activity of the Company in the 2st quarter of the year 2006 the net assets were reduced by RUR 491 028 thousands resulted mainly by the decreasing of:
- depreciated cost of the fixed assets by RUR 390 126 thousands,
-cash balance on the settlement accounts of the Company by RUR 109 306 thousands,
- accounts receivable by RUR 281 146 thousands.
Liabilities excepted from the asset's cost increase by RUR 307 144 thousands during the period under examination..

During the 2nd quarter increasing of the Company's dependence level on the borrowed funds that shows increase of a share of the debt funds including short-term to the capital and funds.

Turnover of the accounts receivable in the 2nd quarter of the year 2006 as compare with the previous period decreased.

The past-due accounts payable reduced from 0,19% to 0,14% of all liabilities), as an early it's lower than 1%.

2.2. Market capitalization of the Issuer

Trade of the ordinary stocks of the Issuer is carried out at the following trade areas:
Full names and abbreviations of the sale organizers:
Non commercial partnership " Stock exchange. "Russian trade System" , NP "Stock Exchange RTS"; Joint Stock Company "Stock Exchange "Russian trade System"; JSC "Stock Exchange "RTS"; Closed Joint Stock Company "Moscow Interbank Currency Exchange", ZAO "MMVB (MICE)".

Non commercial partnership "Stock Exchange "RTS": ***ordinary stock of the JSC "Kuzbassenergo" is bargain in the system "Classic market, stocks". Ordinary stocks 23.06.1997 were included in the list of "RTS-2"; and were excluded from the list of "RTS-2" 04.01.2000 and were included in the list "Classic market; stocks"***

05.01.2000.

JSC "Stock exchange "RTS": ***Common stock of the JSC "Kuzbassenergo" is bargain in the system "Stock Exchange JSC RTS". Common stocks 04.07.2000 were included in the list of "SGK": and were excluded from the list "SGK" from 15.09.2002; were included in the list "Stock market of Gazprom" from 16.09.2002; were excluded from the list "Market stock of Gazprom" from 22.11.2004 and were included in the list "Exchange market of JSC RTS" from 23.11.2004.***

Closed Joint Stock Company "Moscow Interbank Stock exchange": ***ordinary stock of the JSC "Kuzbassenergo" was included in the out list securities since 23.07.2003 s. There were not any bargains with the stocks in the years 2003-2004.***

Information on the market capitalization of the JSC "Kuzbassenergo" for the previous 5 years was putted in accordance with calculations of the NP "Stock Exchange Russian Trade System"" according to the Order of FSFR of Russia dd. 16.03.2005 №05-5/pz-n.

Ordinary stocks (KZBE)

Settling month	Cost over 10 the largest bargains	Period of calculation	Bargain's number for the month	Bargain's number for 3 months	Stock's number	Capitalization, USD
December 2001	0,11954	3 months	5	>= 10	606 163 800	72 460 821
December 2002	-	-	2	5	606 163 800	-
December 2003	-	-	1	1	606 163 800	-
December 2004	-	-	4	6	606 163 800	-
February 2005	-	-	4	9	606 163 800	-
March 2005	0,69854	3 months	5	> = 10	606 163 800	423 429 661
May 2005	0,68418	3 months	0	> = 10	606 163 800	414 725 149
August 2005	0,71673	3 months	2	> = 10	606 163 800	434 455 780
September 2005	0,73103	3 months	6	> = 10	606 163 800	443 123 923
November 2005	0,79821	3 months	5	> = 10	606 163 800	483 846 007
December 2005	1,07519	month	> = 10	> = 10	606 163 800	651 741 256

Note: Data was calculated on the ground of two-way-business contracted during the trade session. Information on the ground of the addressless business was used to prepare the data for the period since the 01st July 2003 till the 30th June 2004

The market capitalization of the Issuer in the II quarter of the year 2006 according to the data of the JSC "Stock Exchange "Russian Trade System" amounted RUR 34 145 346 271, 67. Market value per one ordinary stock of the JSC "Kuzbassenergo" as for a date of the 30 of June of the year 2006 (last for the 90 trade days) amounted RUR 56, 33023.

2.3. Issuer's liabilities.

2.3.1. Account payable

Account payable by the 30.06.2006

Accounts payable	Date of payment	
	under 1 year	above 1 year
Accounts payable to the suppliers and contractors, RUR	561 322 000	1 111 324 000
including the past-due, RUR	5 893 000	0
Accounts payable to the personnel of the company, RUR	31 910 000	0
including the past-due, RUR	0	0
Accounts payable to the budget and the State Off-budget funds, RUR	633 806 000	19 607 000
including the past-due, RUR	1 533 000	0
Credits, RUR	1 600 918 000	0
including the past-due, RUR	0	0
Loans, total, RUR.	10 000 000	0
including the past-due, RUR.	0	0
including bonded debts, RUR	0	0
including the past-due bonded debts, RUR	0	0
Other accounts payable, RUR	697 294 000	0
including the past-due, RUR	744 000	0
Total, RUR	**3 535 250 000**	**1 130 931 000**
including the past-due, RUR	8 170 000	0

Accounts payable (including the credits and loans) of the JSC "Kuzbassenergo" for the II quarter of the year 2006 as compare with the previous period reduced by RUR 2 393 thousands, including:

- *long-term liabilities reduced by RUR 130 044 thousands (Agreement on the order of liabilities extinction № 70001/1349 dd. 02.03.2006 was concluded between the JSC "Kuzbassenergo" and Ltd. "Trade House", in accordance with this agreement a schedule of extinction and a sum of debt were revised);*
- *credits and loans increased as compare with the previous period by RUR 227 139 thousands,*
- *short-term accounts payable as compare with the previous period reduced by RUR 102 527 thousands, including:*

- to the suppliers and contractors by 214 137 thousands roubles ;

increased as compare with the previous period by RUR 160 428 thousands, including:

- on the bills of credit rendered to discharge - by 116 850 thousands roubles,

- to the budget on the dues and fees - by 21 892 thousands roubles,

- on the advances received from the consumers - by 21 686 thousands.

The past-due accounts payable reduced by RUR 2 393 thousands, but low as before, and amounted RUR 8 070 thousands (0,14% of the total sum of liabilities) to attest the Company's ability to pay off his liabilities without heavy delay.

Creditors whose share amounts no less than 10% of the total sum of accounts payable

Full firm name of the creditor	Russian joint stock company of energetics and electrification "UES of Russia"

Abbreviation of the creditor	JSC RAO "UES of Russia"
Location:	№101, building 3, Vernadskogo prospect, Moscow, 119526
Sum of accounts payable, RUR	1 150 372 000
Size and conditions of the past-due accounts payable (percent rate, penalty provisions, fines)	0
Affiliation	Affiliated person
Market share of the Issuer in the chartered capital of the affiliated person	0 %
Share of ordinary stocks of the affiliated person owned by the Issuer	0 %
Market share of the affiliated person in the chartered capital of the Issuer	49,0 %
Share of ordinary stocks of the Issuer owned by the affiliated person	49,0 %

2.3.2. Credit history of the issuer

Figure	2001	2002	2003	2004	2005	II quarter, 2006
Value of the net assets by the end of the reporting period, RUR	16 666 809 000	20 847 542 000	24 851 878 000	24 389 890 000	27 343 343 000	28 171 144 000
Borrowed assets, total, RUR.	995 022 000	1 531 056 000	2 112 851 000	2 445 505 000	1 605 127 000	1 610 918 000
Share of the borrowed assets in the value of the net assets, %	5,97	7,34	8,50	10,03	5,87	5,72

As for situation by the 30.06.2006 the share of the borrowed assets in the value of the net assets increased up to 5,72 % (by 0,89 percent points) as compare with the 31.03.2006.

For the last five finished fiscal years (2001-2005) the Company did not make credit contracts and loan contracts, the sum of the principal debt under which amounts 5 and more percents of the net assets value.

Credit policy of the JSC "Kuzbassenergo" aims at an attraction of credit resources on more gainful terms of crediting, at a reducing of an interest rate for credit resources using. Borrowed current assets are attracted by the Company at the rate that is lower than the refinancing rate fixed by the Central Bank of RF.

Provisions on the credit policy of the Company were approved by the Board of Directors at the general meeting spent the 28 of December 2004. These Provisions determine the order of fixation of Limits of a debt position and the Limit on cost parameters of loan, the order of the control over their observance, and also measures on reduction of the Debt position according to the fixed Limits in case of their excess aimed at the financial stability and minimization of a risk of insolvency of the Company guarantying.

By the Decision of the Board of Directors dd. 05.04.2006 was decided to: "Approve an attraction by the JSC "Kuzbassenergo" in the 2st quarter of the year 2006 of the credit assets at the rate not exceeding that in 1,1 time more the rate of refinancing of the Central Bank RF against the security provided by the credit policy of the Company subject to observance of the maximum sized of a one-time loan debt over the attracted credits by the company by the 01.07.2006 in a volume no more than RUR 1 600 000 000 (One milliard and six hundred million).

There was not the bound's issue during the reporting quarter.

2.3.3. The issuer's liabilities against the third parties guarantee

There were not any liabilities of the issuer against the guarantee given to the third parties, including a pledge or a guarantee amounted not less then 5 per cent of the issuer's assets balance price during the reporting period.

2.3.4. Other liabilities of the Issuer

There are no any agreements including the bargains on term not reflected in the accounting balance and may affect essentially the Issuer's financial situation, also his liquidity, source of finance and their using conditions, activity results and expenses.

2.4. The purpose of the issue and direction of the assets using resulted to the securities floatation

The Issuer did not spent the issue aimed to the assets attraction by the way of the distribution of securities during the reporting period.

Since the moment of the State registration of the Company the Issuer carried out two issues of the securities, asking the following condition:
Report on the issue's outcome was registered.

Sequence number of the issue: 1
Category: ordinary
Form of the securities: registered
Nominal value of one ordinary stock of the issue: ***1***

Number of the securities in the issue:***3 030 819***
Total volume of the issue: ***3 030 819***

Information of the State registration of the issue:
Date of registration: ***25.07.1994***
Registration number: ***39-1n-00734***
State registration authority : Financial authorities

Floatation type: closed subscription
Period of floatation: ***since 12.01.1994 till 21.01.1994***

Current situation of the issue: floatation is finished
Number of actually distributed securities in accordance with the registered report on the issue's outcome: ***3 030 819***

Information of the State registration of the issue's outcome report:
Date of registration: ***25.10.1999***
State registration authority : FCCB of Russia

Sequence number of the issue: 2
Category: ordinary
Form of the securities: registered
Nominal value of one ordinary stock of the issue: ***1***

Number of the securities in the issue: *603 132 981*

Total volume of the issue: *603 132 981*

Information of the State registration of the issue:

Date of registration: *23.11.1995*

Registration number: *39-1-00970*

State registration authority : Financial authorities

Distribution type: distribution between the shareholders

Period of floatation: *since 23.11.1995 till 23.11.1995*

Current situation of the issue: floatation is finished

Number of actually distributed securities in accordance with the registered report on the issue's outcome: *603 132 981*

Information of the State registration of the issue's outcome report:

Date of registration: *27.03.1996*

State registration authority : Financial authorities

2.5. Risks concerned to the acquisition of the distributing (distributed) issuing securities

2.5.1. Branch risks

Electroenergetics was always a branch of high level of technological risks caused by the specific character of the output production and transfer to the consumer.

In spite of the good figures of a stable work of the JSC 'Kuzbassenergo" it is impossible to exclude equipment failures possibility. Thus, the task of reliable and safe supply of a solvent demand and work on the risks reducing concerned the production activity is one of the priority tasks in the power company's activity.

The Issuer did not carried out a foreign trade activity, all volume of electric and heat power realization concerned the home market. Thus there were not the risks concerned the possible change of price to the Issuer's production at the foreign markets.

The risk of nonfulfilment by the issuer of his liabilities before the owners of the issuing securities due to the branch conjuncture change is not subject of this present report because of absence of any liabilities on the dividend payment by the issuer before the owners of the preference stocks and the percents payment off and retirement of bonds The issuer had floated only the ordinary stocks.

Fuel risks proper to the power industry (fuel price and possibility of purchasing in the due volume and in time) also have vital importance. To reduce the fuel risks and to maintain a safety of power system activity the total level of fuel reserve is higher than the tasks of the JSC RAO "UES of Russia".

By the 1st of July, the total stock of coal kept at the electric plants of the JSC "Kuzbassenergo" exceeded the goal of the RAO "UES of Russia" task. The task given by the RAO "UES of Russia" on the mazhut stock was overfulfilled by 106%.

The risks of the tariff adjustment are more serious and unhandy. The tariff adjustment defines fully a profit base of business.

The policy of tariff fixing in the year 2006 is the same: there is a tariff-corridor with the strictly defined extremely maximum and extremely minimum tariff levels.

Energetics shall to keep within these limits. Due to such limitation the growth rate of tariffs as an earlier remains lower the level of inflation that may led to the dropping profit of the power company.

The tariffs don's provide the investor's interests, thus the company is of little attractive in the investing as usual.

The present tariffs are not transparent thus, an investor don't see the terms for the invested money pay back.

To reduce the risks of tariff adjustment it needs to refuse adjustment in the "Inflation minus" method and to aim to more adequacy and detailed legal and methodological base of adjustment.

The following factors may be related to the other branch risks:

- Change of structure of energy consumption at the groups of consumers from the planned at the expense of production volume reduction of a range of industrial enterprises, may lead to reduction of energy output volume in money terms.

- Bankruptcy of enterprises may lead to the impossibility to recover a debt for consummated energy.

- Decreasing of living standard of some groups of population of Kemerovo region will led inevitably to reduction of payment's level of this type of population.

Expectations of the Stock market's participants concerned to the reforming course of energy market.

2.5.2. Country and regional risks

JSC "Kuzbassenergo" is a registered in Russian Federation company carrying out its activity in Kemerovo region, thus some common changes in the State and other regional developments affect on its activity importantly.

Kemerovo region is one of the most attractive regions of the Western Siberia of Russian Federation. The rating agency "Expert RA' annually spends a rating of investment attractiveness of regions. During the last five years the Kemerovo region was assigned the rating 2B (average potential – medium risk).

In the "Researching in the relative creditworthiness of the RF subjects" made by the Rating Agency "AK&M" the Kemerovo region takes the 47th place (from the 79 researched RF Subjects) at the integrated level of relative creditworthiness of the RF subjects.

As a whole an economic and political situation in the country and in the region is stable, and any possibility of military conflicts, extraordinary situation, walkouts, change of the State and regional leaders is improbable.

As acknowledgement of a stable economic and political situation in the country was increasing of a credit rating by one step by the rating agency Moody's took place in the October 2005.

The experts accepted into consideration " very fast and important growth" of the gold and exchange currency reserves and of the stabilizing fund.

Rating of RF in the liabilities expressed in the exchange and national currency grew to the level "Baa2" from the level "Baa3". A forecast of the rating rests the same. The Mood's also increased the rating of the bonds of the national currency loan (BNCL) of the 5st, 6th and 7th trenches till the level "Baa2", the rating of the bank deposits in exchange currency till the level "Baa2". Rating of the short-term liabilities in exchange currency, short-term bank deposits, rating of the RF as the Issuer at the short term liabilities in exchange currency was increased to "P2" from "NP".

Overwhelming majority of economic factors are out of control of the Issuer.

It's impossible to guarantee that some recent tendencies of Russian economic including increasing of Gross National Product , relative stability of RUR and decreasing of the inflation rates will be kept in future. Besides global fluctuations of oil and gas prices, RUR fortification in the real term concerning USD Dollar, also some consequences of liberalization of a monetary and credit policy and other factors may affect negatively Russian economics and business of the issuer.

Russian economics is not protected against market recessions and delay in economic development in different countries of the world. As it was in the past, financial problems or sensitive perception of the risks related to the investments in the countries with developing economy may reduce a volume of foreign investments to Russia and affect negatively Russian economics.

Ecological factors inseparably linked with general activity of the issuer as a production process, transfer and distribution of heat and electric power demands large quantity of natural sources that call environmental pollution. As significant capital investments are necessary to purchase nature-conservative equipment to

remove ecological factors of risk , and payments for natural sources consumption.
There are regional risks related with reforming of JSC "Kuzbassenergo". The management of JSC "Kuzbassenergo" spend active consultations with the government of regional and city Administration over the questions of the Company's reforming to reduce such risks.

To prevent the under financing of the budget consumers the Agreements on payments for the consumed power between the Kemerovo regional Administration, Main Financial Administration of Kemerovo region, Heads of the cities and districts and JSC "Kuzbassenergo" are subscribed every month. Also the meeting in the Kemerovo regional Administration on fulfillment of the aforementioned Agreements in the presence of the Heads of the cities and districts, managers of the territorial financial authorities, managers of the housing and communal services enterprises and the city power networks are spend .
The Kemerovo regional Administration at the interdepartmental commission on power energetics reforming under the RF Government backed a project on the JSC "Kuzbassenergo" reforming in the 05.12.2005.

Risks depending on the regional geographical peculiarity, i.e.:
- *Damnification risks because of emergency situations of natural factors: periodical floods, earthquake on the territory of Kemerovo region.*
- *According to the long-term forecast made by the Ministry on Emergency Situations of Russia for the period 2006, there will be most possible such man-caused emergency situations on the territory of Kemerovo region as:*
- *man-caused conflagration (fire in buildings and constructions of social and cultural purpose). Conflagration peak in the housing sector and at the economic object is traditionally registered in winter-spring period when the total quantity of fires increases as compared with warm period by 5%, and the quantity of conflagrations increases by 40%:*
- *motor transport;*
- *mining industry.*
  - *Continuance of high probability of the accidents and emergency situation in mines is forecasted. Besides the cases of earth quaking equal to 1-2 force on the territory of region is possible because of industrial explosions in mining industry;*
  - *high probability of man-caused emergency situations due to accidents in railway transport during transporting of dangerous cargo. The reason of such emergency situation is improper conditions of approach lines to potentially dangerous enterprises, i.e. ltd. "Kemerovokhimmach", JSC "Novokuznetsk Aluminum plant", etc.*

According to the forecast of the Ministry on Emergency Situations for the winter-spring period the most probable emergency situations of man-caused nature resulting from the complex of dangerous meteorological phenomena (heavy atmospheric precipitation, force wing, sleet adhering) are forecasted in Kemerovo region.
Increasing of household fires in the private sector is forecasted because of temperature decreasing and using of electric heaters, and also wiring inflammation. Accidents in the networks of heat and water supply, outage of heating systems of buildings and constructions are possible.

The prediction of the risk of open military conflict also the risk of national emergency are minimal possible on a national level as ethnic and social tension in the region does not bear critical nature. However there is a risk of terrorist acts to fight with the security measures at the strategic objects of JSC "Kuzbassenergo" were considerably toughened.
Under the special control were took electric plants, large electric substations, pump houses, combustive-lubricating production's storages and other category objects.
Admission regime for motor transport and employees was toughened including using of manual and fixed metal detectors at the enterprises.
Artificial barriers were mounted that stop unofficial passage of motor transport on the territory of enterprises.
Car parks were transferred at the safe distance from energy object guards, also active interaction between security of JSC 'Kuzbassenergo" and Motor licensing and inspection department, duty departments of MIA and MES was organized.

Around-the-clock work for vide control and patrol were organized at the most important and the farthest object of energy system.

2.5.3. Financial risks

Variation of interest rates may affect financial and economic activity of the issuer as the enterprise uses borrowed current assets in its activity but its will not have significant effect on the financial showings of the company.

Credit policy of the issuer aimed to attraction of credit resources on more favorable credit conditions.

The company attracted borrowed current assets lower then the rate of refinancing fixed by the Central Bank RF (12%).

For the year 2005 the average percent rate of the credit resources attraction reduced from 11,9% to 9,0% of annual.

The average percent rate for the credit funds using by the Company amounted 9,92% by the 30.06.2006. Share of credits without loan guarantee was equal to 87,5% of the total amount of loan debt under the short-term credits by the 30.06.2006.

Inflation effect:

High and insufficiently forecasted inflation level not only affects negative to the gross domestic product growth rate, but also depresses an activity at the securities market: if the inflation is high the income from the securities don't compensate inflationary losses, and a suddenness of the inflation restricts sufficiently an opportunity of forecasting of the yield from investment.

Decreasing of the growth rate of prices incites the long-term investments in production, the normal functioning of economics is under restoring that in turn leads to the raising at the stock market.

Thus the moving of inflation and of the stock market is of different courses in Russia.

After the year 2001 the level of inflation in Russia become decreased. If in the year 2001 the consumer prices increased by 18,6%, then in the year 2005 this figure amounted 10,9%.

Besides, a stabilization of Russian economics has reduced his risk of the inflation level suddenness.

Common for this period decreasing trend became one of the growth factors of the stock market: in the years 2001-2005 the index RTS increased by 786% from 131 to 1126 points.

It's already the third consecutive year the growth rates of power tariffs are retarded the inflation.

Fuel, building materials and equipment become lot quickly cheaper than it stipulated by the business plans of the company. The State defines the growth rate of electric power price depending on the forecasted figures of the inflation. But the problem is in the non fulfillment of the forecasted inflation. In the year 2005 the growth rates of energy tariff were fixed by the Federal Tariff Service (FTS) in the amount equal to 9,2% under the actual inflation 10, 9%. In the year 2006 by the decision of FTS the electric power tariffs grew by 7,5%, against the forecasted 8,5% (according to the forecast of the Ministry of Finance of RF the growth of the inflation in RF at the outcome of the year 2006 will be 10-11%) According to the First deputy chairman of the central Bank of Russian Federation Mr. Alexey Uliukaev the base inflation at the fist half year 2006 amounted 3,9%, that is lower by 0,4% as compare with the same period of the previous year.

The issuer does not bear any exchange rate risks as he is carrying out his activity only at the internal market.

2.5.4. Legal risks

There are no the legal risks concerned the change of exchange regulation, modification of tax legislation, change of regulations of the customs supervision and fees, modification of requirements on licensing, court practice that may affect negatively on the activity's results of the issuer also results of the current legal trials subject of participation of the issuer.

2.5.5. Risks concerned the Issuer's activity.

Risks related with the issuer's activity, i.e. the current legal trial subject to participation of the issuer (actions of the company liquidation, alienation of the company's assets, contestation of rights arisen from the licenses or patents etc.), possible liability of the issuer against the third person's debts are absent.
The Issuer has no the risk concerned the lack of possibility to prolong the period of validity of the Issuer's license to the specified activity.
Other essential risks proper to the issuer are absent.

III. Detailed information about the issuer

3.1. Information about the issuer's establishment and development

3.1.1. Information about the issuer's company name

full company name and abbreviation:

Kuzbass Joint stock Company of energetics and electrification
(JSC «Kuzbassenergo»).
Before the privatization – Kuzbass industrial institution of energetics and electrification ("IIEE "Kuzbassenergo")
Kuzbass Open Joint Stock Company of energetics and electrification (OJSC "Kuzbassenergo")
Introduced: 30.12.1993
Kuzbass open joint stock company of energetics and electrification (JSC "Kuzbassenergo")
Introduced: 15.05.1996

3.1.2.. Information about state registration of the issuer

Date of state registration of the issuer: 30.12.1993
Number of state registration's certificate (other document ratified the state registration of the issuer): 1901
Name of registration authority: Kemerovo Administration
In accordance with Federal Law "On State registration of legal entities" the corresponding record under the state registration number 1024200678260 was made in the Uniform State Register of Legal Entities the 23rd of July 2002 (certificate: series 42 №001926135 issued by Administration of the Russian Ministry of Taxation in Kemerovo, Kemerovo region).

3.1.3. Information about the issuer's establishment and development.

The issuer was established in accordance with a privatization schedule of the Kuzbass industrial institution of energy and electrification (IIEE "Kuzbassenergo").

In pursuance of the Decrees issued by the President of the Russian Federation, i.e. № 923 dd. August, 15, 1992 « About the organization of management system of the electric-power complex of the Russian Federation during privatization », № 1334 dd. November, 3, 1992 « About realization in the electric- power industry of the Decree issued by the President of the Russian Federation dd. August, 14, 1992,

№ 922 « About features of transfer of the state enterprises, institutions, organizations of fuel and energy complex into the joint-stock companies », № 721 dd. July, 1, 1992 « About organizational measures in the transfer of the state enterprises, voluntary associations of the state enterprises into the joint-stock companies », the Committee on administration of the state property of Kemerovo region has made the Decision № 330 « On privatization and transfer of IIEE "Kuzbassenergo" into the Kuzbass open joint-stock company of energy and electrification » dd. 21.09.1993.
The Order № 345 « About registration of open joint-stock company "Kuzbassenergo" was approved by Kemerovo Administration the 30th. 12.1993.

The common purpose of the privatized companies was increasing of the efficiency of energy system of the country and transfer from the planned economic to the market relations.

JSC "Kuzbassenergo" was established for and indefinite period of time.

The main purpose of the JSC "Kuzbassenergo" activity is the profit earning.
Activities of the JSC "Kuzbassenergo" are as follows:

- *electricity and heat energy production;*

- *electricity and heat energy transmission;*
- *electricity and heat energy supply (trade) according to the fixed tariffs in accordance with the dispatcher's schedules of electric and heat demands;*

It renders the following services:

- *energy supply to energy saving enterprises;*
- *communication facilities, including telecommunications;*

It carries out:

- *capital repairs;*
- *technical reequipment;*
- *reconstruction and development of regional energy system;*
- *mounting, arrangement and repair of energy objects; electric and heat energy equipment;*
- *operability assurance of electric and heat energy networks;*
- *maintenance, mounting, repairing of boilers and buckets under pressure, steam and hot water pipelines;*
- *providing for maintenance of energy equipment in accordance with the standard requirements in force;*
- *timely and qualitative repairing of energy equipment;*
- *technical reequipment and reconstruction of energy objects;*
- *operability assurance of electric and heat energy networks;*
- *activities on maintenance of electric an heat energy networks.*

JSC "Kuzbassenergo" is one of the largest energy systems in the body of the Holding company JSC RAO "UES of Russia". Energy complex of the company is the sixth in the installed capacity and the fifth in the volume of energy output to the consumers. Quantity of power output by electric plants of JSC "Kuzbassenergo" exceeded 30% in the balance of UES of Siberia.
Mission of the company is the regular and reliable supply our consumers with heat and electric power providing production efficiency and investment appeal of the company.

3.1.4. Contact information:

Issuer's location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**
Telephone: ***(384-2)29-33-59***
Fax: ***(384-2)29-37-77***
e-mail:***adm@kuzbe.elektra.ru***
Web-site :***www.kuzbassenergo.ru***

Organizational structure of the executive body of JSC "Kuzbassenergo" was approved by the Order of JSC "Kuzbassenergo" №709 dd. 31.12.2003. Department on corporate management including department on corporate policy which duties include work with shareholders and investors was established due to this Order. Chief of the Department is Ms. Burdina Elena Yakovlevna, date of birth 1964., education – higher.

Location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**

Telephone: ***(384-2) 77-70-51***
Fax: ***(384-2)77-70-51***
e-mail: ***beya @kuzbe.elektra.ru***

Internet webpage: ***no***

3.1.5. Taxpayer identification number

INN: *4200000333*

3.1.6. Branches and representative offices of the issuer

There were not the changes in the structure of the branches and representative offices of the Issuer.

3.2. Principal economic activities of the issuer

3.2.1. Industrial affiliation of the issuer

OKVED (All-Russia classifier of types of economic activity) codes :

40.10.11 –Production of electric power by heat plants
40.10.2 – Energy transmission
40.30.2 – Steam and hot water transmission (heat energy)
51.56.4 – Wholesales of electric and heat power (without its transmission and distribution)
74.60 –Investigations and protection
74.14 – Consulting over the questions on commerce and management.

3.2.2. Principal economic activities of the issuer

The principal activities of the JSC "Kuzbassenergo" are • production, transfer and distribution of electric and heat energy

JSC "Kuzbassenergo" is a subject of natural monopoly working in the sphere of services on transmission of electric and heat energy on the territory of Kemerovo region.

Share of profit of the main activity in the total volume of profit of the JSC "Kuzbassenergo" for the II quarter 2006.

Period	II quarter 2005	I quarter 2006	II quarter 2006
Total profit, RUR thousands	4 825 352	6 686 584	5 203 308
Profit of the main activity, RUR thousands	4 141 062	6 311 076	4 798 457
Share of profit of the main activity in the total profit %	85,82	94,38	92,22

As the total profit of the Issuer it means the sum of sales proceeds, operational and extraordinary profits – according to the data of the form №2 "Profit and losses report"

Share of profit of the JSC "Kuzbassenergo" of the main activity in the II quarter 2006.

Production	Share of profit, %		
	II quarter 2005	I quarter 2006	II quarter 2006
Electric power	73,24	66,90	78,38
Heat power	12,58	27,48	13,84
Total:	85,82	94,38	92,22

In the II quarter of the year 2006 as compare with the same period of the previous year the share of profit of the electric power output increased by 5,14%, and of the heat power output by 1,26%. Main activity of the Issuer, i.e. electric and heat power production, transmission and distribution have a season nature.
It should mark that the decreasing of electric and heat power output in the summer months take place.

3.2.3. **Principal types of products (operations, services)**

Principal types of products of the JSC "Kuzbassenergo» " are of electric and heat energy.
Electric and heat power tariffs are subject to approval by the Regional energy committee 1 time a year in accordance with the Federal Law №41-FL dd. 14.04.1995
In the II quarter 2006 an average electric power rate amounted 0,71175 roubles/kwh; as an average heat power rate amounted341,222 roubles/Gcal.

Figure's name	II quarter 2005	I quarter 2006	II quarter 2006
Proceeds from the production sale (work, services), RUR			
- electric power	3 534 293 000	4 473 657 000	4 078 343 000
- heat power	606 769 000	1 837 419 000	720 114 000
Share of the aggregate proceeds volume, %			
- electric power	81,2	67,97	79,69
- heat power	13,9	27,92	14,07

Structure of the net cost of the Issuer

Outlays items	II quarter 2006
Raw materials and soft goods, %	1,8
Purchased components , prepared raw materials, %	-
Work and services of industrial nature fulfilled by the third-party firms, %	1,2
Fuel, %	42,5
Electric power, %	5,9
Remuneration of labour , %	8,0
Credit interests , %	-
Rent, %	0,1
Assignments to the social needs, %	1,8
The fixed assets depreciation, %	10,3
Taxation included in the production net cost, , %	4,5
Other outlay (explain), %	23,9
Intangible assets depreciation, %	
Remuneration of the rationalization proposals, %	
Obligatory insurance payments, %	0,6
Representative needs outlay, %	
other, %	23,3
Total: outlay on production and sale of products (work, services), (net cost) ,%	100,00
Proceeds of the products sale (works, services) ,%	115,88

Record keeping of the net cost is in accordance with the Tax Code of Russian Federation, part II dd. 05.08.2000 №117-FL and with the Accounting policy of the JSC "Kuzbassenergo" not stipulated a separate accounting at the products(work, services) types.

3.2.4. Raw materials and suppliers of the issuer.

Principal raw material used by the JSC "Kuzbassenergo" is a fuel. Kuznetsky coal and its cleaning rejects are used as the principal fuel at the power plants of JSC "Kuzbassenergo".
Fuel oil is used as starting fuel and meant for maintenance of burning during low quality coal firing, and as the principal type of fuel at the Zaiskitimskaya water-heating boiler plant.

Analysis of fuel price change

Fuel	Supplier	II quarter 2005		II quarter 2006	
		Purchase volume in natural terms, thousands ton	Price of the product unit including VAT and quality, millions RUR	Purchase volume in natural terms, thousands ton	Price of the product unit including VAT and quality, millions RUR
	JSC UC "Kuzbassrazrezugol"	1 548,68	854,01	1 732,92	1 038,77
	JSC "SUEC"	1 026,82	550,44	1 319,25	798,15
	JSC "UC "Yuzhkuzbassugol"	317,93	133,55	120,34	61,92
	ZAO "Chernigovets"	93,14	57,90	199,84	139,15
	Ltd. "OUC" (Moscow)	79,35	35,35	0,00	0,00
	Other suppliers	349,72	148,63	243,27	95,89
	TOTAL:	**3 415,64**	**1 780,48**	**3 615,62**	**2 133,88**

At the outcome of the II quarter of the year 2006 an average price per 1 ton of coal amounted 590,18 roubles. As compare with the II quarter of the year 2005 it increased by 13.2%.

Major coal suppliers are the following companies: Joint stock company "Coal company "Kuzbassrazrezugol" (Kemerovo); Open Joint stock company "Siberian coal power company" ("SUEC") (Moscow); Open Joint Stock Company "Coal company 'Yuzhkuzbassugol" (Novokuznetsk).

3.2.5. **Markets for products (work, services) of the issuer**

Power industry is practically the unique industry whose products and services consumers are all industries and private sector. There are two markets for energy distribution in Russia: wholesales and retail trade. Heat energy distribution is only at the retail market.

Kemerovo region is the principal market where the JSC "Kuzbassenergo" carries out his activity.

Kemerovo region is located in the south-east of the West Siberia at the joint of the West-Siberian plain and the mountains of the South Siberia. It is located at almost equal distance from western and eastern borders of the Russian Federation. It is in the 6th time zone.

Output of electric power to the consumers is according to the contracted "Agreements about output and using of electric power".
Composition of electric and heat power consumers at the retail market is in the table 13 stated above by an example of a scheme showing electric and heat power output.

Structure of electric and heat power output in the II st quarter 2006.

JSC "Kuzbassenergo"	Electric power			Heat power			Electric power +heat power	
	Output to the ow consumers (thousands kwh)	Accrued, thousands roubles including VAT	Sale, thousand roubles including VAT	Output to the ow consumers (Gcal)	Accrued, thousands roubles including VAT	JSC "Kuzbass energo"	Output to the ow consumers (thousands kwh)	Accrued, thousands roubles including VAT
Total in power system	**5 660 880**	**4 851 392**	**4 911 475**	**15 423 747**	**25 186 614**	**45 521 836**	**5 707 979**	**6 100 938**
I. Industry	**3 850 658**	**3 623 564**	**3 618 307**	**11 092 529**	**18 334 400**	**33 045 236**	**3 955 388**	**3 961 721**
Specific weight (%)	***68,0%***	***74,7%***	***73,7%***	***71,9%***	***72,8%***	***72,6%***	***69,3%***	***64,9%***
1. Fuel, total	1 290 909	1 615 713	1 613 596	4 520 218	7 749 527	13 883 341	1 622 965	1 621 084
Specific weight (%)	*22,8%*	*33,3%*	*32,9%*	*29,3%*	*30,8%*	*30,5%*	*28,4%*	*26,6%*
2. Ferrous metallurgy	1 977 786	1 362 891	1 364 427	4 705 104	7 432 422	13 501 953	1 458 532	1 454 929
Specific weight (%)	*34,9%*	*28,1%*	*27,8%*	*30,5%*	*29,5%*	*29,7%*	*25,6%*	*23,8%*
3.Non-ferrous metallurgy	718	1 115	1 125	2 958	5 198	9 281	21 720	21 622
Specific weight (%)	*0,0%*	*0,0%*	*0,0%*	*0,0%*	*0,0%*	*0,0%*	*0,4%*	*0,4%*
4. Chemistry and petrochemistry	351 545	361 915	356 383	1 069 843	1 788 141	3 214 367	537 914	547 797
Specific weight (%)	*6,2%*	*7,5%*	*7,3%*	*6,9%*	*7,1%*	*7,1%*	*9,4%*	*9,0%*
5.Machine building and metallurgy	47 227	66 174	64 371	177 772	308 317	550 460	75 358	74 739
Specific weight (%)	*0,8%*	*1,4%*	*1,3%*	*1,2%*	*1,2%*	*1,2%*	*1,3%*	*1,2%*
6. Woodworking industry and pulp-and-paper industry	1 037	1 846	1 872	4 755	8 473	15 100	1 910	1 930
Specific weight (%)	*0,0%*	*0,0%*	*0,0%*	*0,0%*	*0,0%*	*0,0%*	*0,0%*	*0,0%*
7.Industrial building materials	127 503	141 138	143 468	412 109	696 715	1 252 292	146 712	149 186
Specific weight (%)	*2,3%*	*2,9%*	*2,9%*	*2,7%*	*2,8%*	*2,8%*	*2,6%*	*2,4%*
8. Light industry	5 647	8 349	8 283	22 279	38 911	69 473	10 647	10 540
Specific weight (%)	*0,1%*	*0,2%*	*0,2%*	*0,1%*	*0,2%*	*0,2%*	*0,2%*	*0,2%*
9.Food industry	23 204	29 381	29 518	82 103	141 002	252 623	31 380	31 515
Specific weight (%)	*0,4%*	*0,6%*	*0,6%*	*0,5%*	*0,6%*	*0,6%*	*0,5%*	*0,5%*
10.Other industrial productions	25 082	35 042	35 264	95 388	165 694	296 346	48 250	48 379
Specific weight (%)	*0,4%*	*0,7%*	*0,7%*	*0,6%*	*0,7%*	*0,7%*	*0,8%*	*0,8%*
II. Agriculture	**50 570**	**50 314**	**50 782**	**151 666**	**252 762**	**455 210**	**56 235**	**57 009**
Specific weight (%)	***0,9%***	***1,0%***	***1,0%***	***1,0%***	***1,0%***	***1,0%***	***1,0%***	***0,9%***
III. Wood industry	**416**	**467**	**559**	**1 442**	**2 468**	**4 469**	**544**	**639**
Specific weight (%)	***0,0%***	***0,0%***	***0,0%***	***0,0%***	***0,0%***	***0,0%***	***0,0%***	***0,0%***
IV. Transport and communications	**345 340**	**340 550**	**340 744**	**1 026 634**	**1 707 928**	**3 075 306**	**351 125**	**352 240**
Specific weight (%)	***6,1%***	***7,0%***	***6,9%***	***6,7%***	***6,8%***	***6,8%***	***6,2%***	***5,8%***
V. Construction	**13 411**	**20 959**	**21 677**	**56 047**	**98 683**	**176 407**	**26 102**	**27 688**
Specific weight (%)	***0,2%***	***0,4%***	***0,4%***	***0,4%***	***0,4%***	***0,4%***	***0,5%***	***0,5%***
VI. Housing and communal services	**107 549**	**143 511**	**146 778**	**397 838**	**688 127**	**1 232 743**	**596 812**	**899 475**
Specific weight (%)	***1,9%***	***3,0%***	***3,0%***	***2,6%***	***2,7%***	***2,7%***	***10,5%***	***14,7%***
VII. Population	**50 670**	**43 566**	**48 748**	**142 984**	**235 298**	**427 030**	**44 275**	**49 981**
Specific weight (%)	***0,9%***	***0,9%***	***1,0%***	***0,9%***	***0,9%***	***0,9%***	***0,8%***	***0,8%***
VIII. Other branches	**1 242 266**	**628 461**	**683 880**	**2 554 607**	**3 866 948**	**7 105 435**	**677 498**	**752 185**
Specific weight (%)	***21,9%***	***13,0%***	***13,9%***	***16,6%***	***15,4%***	***15,6%***	***11,9%***	***12,3%***
From the grand total:								
I. Enterprises and institutions sponsored by the Federal budget – total	**10 771**	**13 572**	**16 938**	**41 281**	**71 791**	**130 010**	**30 093**	**42 695**
Specific weight (%)	***0,2%***	***0,3%***	***0,3%***	***0,3%***	***0,3%***	***0,3%***	***0,5%***	***0,7%***
II. Enterprises and institutions sponsored by the local budget – total	**23 503**	**28 835**	**35 016**	**87 354**	**151 205**	**273 575**	**40 754**	**53 197**
Specific weight (%)	***0,4%***	***0,6%***	***0,7%***	***0,6%***	***0,6%***	***0,6%***	***0,7%***	***0,9%***
III. Wholesales companies resellers	**1 173 593**	**541 795**	**584 661**	**2 300 049**	**3 426 505**	**6 311 215**	**541 795**	**584 661**

Specific weight (%)	20,7%	11,2%	11,9%	14,9%	13,6%	13,9%	9,5%	9,6%

According to this table, the largest consumers of electricity and heat energy at the retail market are industrial enterprises, i.e. 68,0%.

In the industrial sector the leaders on electric power consumption are the enterprises of ferrous metallurgy, their share amounts 34,9%

In the structure of heat power output also industrial enterprises (more 71,9%) are prevail.

Enterprises of ferrous metallurgy are the leaders on heat power consumption in section of industry, their share amounts 30,5%.

Factors which may adversely affect the distribution of the Issuer's products (operations, services) and possible measures of the Issuer to reduce such impact.

1. Purchasing by the consumers of electric power at the free-trade market (hereinafter called FTM) of the wholesales energy market working on the territory of Siberia since 01.05.2005

In the II quarter of the year 2006 the following companies purchased electric power at the FTM of the wholesales energy market: Ltd. PO "Khimprom (volume of purchase – 8 639 thousands kwh), Ltd. "Topky Cement" (volume of purchase – 13 868 thousand kwh), JSC "KOKC" (volume of purchase – 3 732 thousand kwh), JSC "SUEC" (volume of purchase – 9 668 thousand kwh),JSC "Mechel-energo" (volume of purchase – 7 186 thousand kwh), Ltd. "Power sale company "Energoservice" (volume of purchase –1 685 thousand kwh).

Entrance of consumers to FTM of wholesales energy market meet the strategy of energy industry reforming and JSC "Kuzbassenergo" can not affect this tendency change.

2. Development of small generation on the territory of Kemerovo region :

Since the November of the year 2005 the JSC "Yuzhkuzbassugol" acquires a part of volume of the own consumption under the sales contract from the TETs of the Ltd. "PO Machzavod" (in the II quarter 2006 reducing of the output was 23 484 thousands kwh).

Also in the year 2006 a reconstruction of this TETs is expected that will let to the block-station to produce electric power not only in winter, but in summer also together with increasing of production volume by 20%. This fact also affects negatively to the sales volume of electric power belonging to the JSC "Kuzbassenergo".

3. Reducing of heat energy output by the JSC "Kuzbassenergo" is related with the launch of own boliler plants (water-heat boilers) at the chemical enterprises , i.e. KOAO "AZOT" Ltd. , besides the "PO TOKEM", Ltd. PO "Khimprom" are going to launch the own boiler houses in the September of the year 2006.

At the KOAO "AZOT" 3 steam boilers BEM-25/3, 9 with nominal steam capacity 25 t/h (18,75 Gcal) each were launched in august 2005, that affected heat power consumption reducing AO "AZOT" in the 2nd quarter of the year 2006 as compare with the same period of the year 2005 by 21% (75 997 Gcal).

JSC "Kuzbassenergo" has not possibility to affect this situation.

4. Insufficiency of limits and delay in financing of charges on payment of heat and electric energy for budget consumers.

To prevent such a course of events JSC "Kuzbassenergo" subscribes every month Agreements on payment s for consummated energy with Kemerovo regional Administration, General Financial Department of region, Heads of the cities and districts, included the volumes of the future charging to the budget depending consumers, and also the sums planned to be transferred for the consumed electric power to the JSC "Kuzbassenergo" by the budget of all levels.

With a view to monitor the aforementioned agreements fulfillment the meetings are spent in the Kemerovo regional Administration with an obligatory presence of the Heads of the cities and districts, managers of the territorial financial authorities, managers of the housing and communal services institutions and the city

electric main lines.

3.2.6. Information about the Issuer's licenses

Number: *3668*
Date of issue: *26.12.1995*
Expiry date: *1.01.2007*
License authority: **Ministry of communications of Russian Federation**
Type of activity: **Services of local and interzonal telecommunications**

Number: *00927*
Date of issue: *14.06.2001*
Expiry date: *31.12.2006*
License authority: **Committee of natural resources on the territory of Kemerovo region**
Type of activity: **Plastic clay extraction at the Frunzensky field to ash-dump dam construction.**

Number: *00-ЭЭ-004012 (Э)*
Date of issue: *21.12.2004*
Expire date: *21.12.2009*
License authority: *Ministry of Energy of RF*
Type of activity: **Electric network maintenance.**

Number: *39-ЭТ-001112 (К)*
Date of issue : *07.12.2004*
Expire date: *07.12.2009*
License authority: *Ministry of Energy of RF*
Type of activity: **Heat power network maintenance**

Number: *077*
Date of issue: *14.10.1997*
Expire date: *1.10.2008*
License authority: **Department of Federal Security Service of RD over the Kemerovo region.**
Type of activity : Works with the State Secret information

Number: *0107*
Date of issue: *12.03.1998*
Expire date: *1.10.2008*
License authority: **Department of Federal Security Service of RD over the Kemerovo region**
Type of activity: **Services on the State Secret protection**

3.2.7 .Joint activities of the Issuer

The issuer does not perform any joint activities with other organizations

3.2.8. Supplementary claims to the issuers being the joint stock investment funds, insurance or credit institutions, hypothecary agents

JSC 'Kuzbassenergo" is not a joint stock investment fund, insurance or credit institution, hypothecary agent.

3.2.9. Supplementary claims to the issuers whose major activity is a mining operations

JSC "Kuzbassenergo" does not spend a mining operations.

3.2.10. Supplementary claims to the issuers whose major activity is rendering of telecommunication services

JSC "Kuzbassenergo" does not render of telecommunication services.

3.3. Future plans of the issuer

The major purpose of the JSC "Kuzbassenergo" fin the year 2006 will by reliable and regular electric and heat energy supply to the consumers, providing profit earning, increasing of the company's capitalization and increasing of its investment appeal during the reforming process of energy industry in Russian Federation.

Tasks of the JSC "Kuzbassenergo" in the year 2006:

1. *reliable and regular electric and heat energy supply to the consumers of the region especially in autumn and winter periods with proper maximum load;*
2. *fulfillment* of *the program of repair of the equipment of power stations, electric and heat networks;,*

3. fulfillment of the task of JSC RAO "UES of Russia" on creation of fuel reserve in the warehouses by 01.01.2007;

4. Fulfillment of the investment program of the Company.

5. Fulfillment of a Program on realization of an ecological policy of the Company for the years 2006-2008 (organizational actions; atmospheric air protection; actions aimed to achievement technical standards of emissions; protection and rational using of water resources; protection and rational using of lands; participation in the program of the Holding company RAO "UES of Russia" on ecological politics layout.

6. Fulfillment of the expenses reduction program including by way of future development of the competitive system on purchase of goods, works and services;

7. Fulfillment of the Amicable agreement's terms with the Company's creditors as a guarantee of successful reforming;

8. determination of economic based tariffs for the Company;;

9. Increasing of financial stability of the Company, decreasing of a distance between the accounts receivable and account payable.

In accordance with the program of technical development of the company for the years 2001-2011 aimed to ensure the reliable work of the plants and timely change of the used technological equipment in 2006 the Company needs:

- *not to stop in searching of contracting organizations and suppliers for construction, reconstruction and technical reequipment of objects on a competitive basis;*
- *to define their priorities in forming of investment program for 2-3 years for incompleted construction objects and adoption of cardinal decisions;*
- *to tie investment program of the Company with the sources of financing, also timely putting into operation of the objects;*
- *to continuer the ash-damp dams extending and to start construction of new ash-damp dams where the reserves for slash warehousing are limited for the possible filling.*

For the next 3-5 years it is necessary to fulfill the following works affecting the total power system security :

- Reconstruction and putting into operation of a turboset of st. №8 at Novokemerovskaya TETs of a type PTR-80-130(RUR 500 millions);

- Putting into operation of a turboset of st. №3 of a type R-12-29 at the Kuznetskaya TETs in 2006 to cover a deficit in extracted steam for makeup water heating and increasing of electric power output due to thermal input;

- Putting into operation of a turboset of st. №15 of a type T-115-130 at the Novo-Kemerovskaya TETs capacity 115 Mwt with investments volume equal to RUR 900 millions (including ASU TP) in 2008;

- To proceed with designing and approval of a starting complex of stem boiler of st. №5 at the Kuzbass TETS capacity 160t/h with launching in 2007;

- To replace the turbine of st. №9 of a type r-35-130 by the turbine of a type T-120-12,8 at the Kemerovo GRES in a value of RUR 600 millions;

-To reconstruct a turboset of st. №11 and 12 on a type R-12-90/31 at the Kuznetskaya TETs in a value of RUR 200 millions;

-To reconstruct electrical filters of boilers of type TP-87 to gain standard dustiness of smoke fumes and to fulfill norms of maximum ashes emissions; to reconstruct electrical filters together with leading of ash collection to 99% at the West-Siberian TETs etc.

3.4. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations

The Issuer does not participate in the industrial, bank and financial groups, holdings, trusts and associations.

JSC "Kuzbassenergo" is a subsidiary of Holding company RAO "UES of Russia" according to the art. 2.3. of the Articles of Association.
The Issuer is a member of the Russian sectoral union of employers of Electroenergetics (The Union RaEl).

3.5. Subsidiaries and affiliated business divisions of the issuer

JSC "Kuzbassenergo" has 10 subsidiaries.
These companies are regarded as subsidiaries according to the Civil code of Russian federation (art. 105 and 106) and Federal law "On Joint Stock Companies" (art.6).

Full company name: ***Limited liability company, OOO "Sbytenergo"***
Location: 14, Severnaya str., Metallploshadka village, 652417, Kemerovo district, Kemerovo region, Russian Federation
Issuer's share in the chartered capital of business venture: 100%
Share of business venture in the issuer's chartered capital: 0%
Core business: ***Electric and heat power distribution; maintenance, mounting, repair, transporting and manual supervision of electric and heat power;***

Eler Vladimir Fedorovich, year of birth 1956

Functions: Sole executive body of the business company (acting as general director), Chairman of the Board.
Share of the person in the issuer's chartered capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Loghinov Yury Vitalievich, date of birth 1981
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Petrov Leonid Prokhorovich, date of birth 1961
Function of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3.Kuleznev Evgeny Valerievich, date of birth 1961

Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Ulanovskaya Elena Nickolaevna, date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Shtykov Dmitry Viktorovichm date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the corporate executive body (Board):
As for the date of the 30.06.2006 there is only the Chairman of the Board in the body of the Board.

Full company name: Open Joint Stock company "Kuzbasshydroenergostroy", OAO "KHES"
Location: Krapivinsky district, Kemerovo region, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100%
Share of business venture in the issuer's chartered capital: 0%
Core business: ***building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes; production and trade of construction materials and constructions, items all over their range including under supervision of the bodies of Rosgortechnadzor of Russia (Russian mining engineering supervision); designing.***

Officers of the business company:

Babich Valery Petrovich, date of birth 1958
Functions of this person: External manager
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors

1.Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Kuleznev Evgeny Valerievich, date of birth 1961.
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Skorokhodov Dmitry Viktorovich, date of birth 1977
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kovalenko Andrey Igorevich, date of birth 1980
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Ugriumov Artem Anatolievich, date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: ***Joint Stock Company "Investment-production company "Vodocanal", OAO "IPC "Vodocanal"***

Location: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the chartered capital of business venture: 74,52%
Share of the subsidiary's common stock in ownership of the issuer: 74,52%
Share of business venture in the issuer's chartered capital: 0%

Core activity: ***Water supply to consumers and wastewater intake, maintenance, current and emergency repair of external and internal ware supply systems and drainage systems; construction, mounting, balancing and commissioning and finishing works; production of production and technical purposes goods.***
Officers of the business company:
Sheiko Evgeny Alexandrovich, date of birth 1973
Functions of this person: Sole executive body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1.Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Asadulin Radik Alexandrovich, date of birth 1963
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Kostiuk Mikhail Dmitrievich, year of birth 1952
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Mazurkova Anastasia Sergeevna, date of birth 1979
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Railian Yury Mikhailovich, date of birth 1957
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the Corporate Executive Body of JSC "IPC "Vodocanal" is not provided by the Articles of Association.

Full company name; Joint Stock Company "Prokopievskenergo", JSC "Prokopievskenergo"
Location: 14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia
Issuer's share in the chartered capital of business venture: 60%
Share of the subsidiary's common stock in ownership of the issuer: 60%
Share of business venture in the issuer's chartered capital: 0%

Core activity: Electric and heat power supply to consumers by way of its purchasing, transformation, distribution, transporting and trading; repair of electric measuring items, electrical devices, electricity supply meters; maintenance and repair of hoisting mechanism and devices; building and construction activity; transport and shipping activities and others related to transporting; creation and maintenance of filling stations; trade, intermediate and foreign activity; assistance to researching, experimental development, design, technological and promotional works.

Officers of the business company:

Riabov Vladimir Vladimirovich, date of birth 1969
Functions of this person: Sole executive body. Chairman of the Board.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Shumoilov Alexander Alexandrovich, date of birth 1967
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Nickolaev Dmitry Nickolaevich, date of birth 1963
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Nesvitailov Vasily Fedorovich, date of birth 1957
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5.Seliverstova Tatiana Alexandrovna, date of birth 1972
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):

1. Riabova Nadezhda Semenovna, date of birth 1956. Deputy general director on personnel management and general tasks.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Belsh Svetlana Alexandrovna, date of birth 1953., chief accountant.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sheiko Evgeny Alexandrovich, date of birth 1973, deputy general director on economic and logistics

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kazakova Ekaterina Nickolaevna, date of birth 1979, chief of legal department
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Borisov Vladimir Petrovich, date of birth 1970, deputy general director on technical supervision and development
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

6. Kernoz Alexander Yurievich, 1958, deputy general director on electric power supply and consumer's payments
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: Joint Stock Company "Kuzbass energyreparing company", JSC "Kyzbass energyreparing company"
Location: 30, Kuznetsky prospect Kemerovo, 650099, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%

Core activity: ***building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes in its full range as principal contractor and subcontractor; supervision over the quality of construction works and output of the good of building purposes including works realization under the contracts for the third parties (companies); production and trade of construction materials, constructions and items in its full range including subjected to the supervision of the Gosgortechnadzor of Russia (State mining engineering supervision of Russia); construction of the gas equipment's object, gas-regulating stations and plants, gas pipe-lines and gas equipment of industrial, agricultural and others enterprises used natural gas; mounting, repair of energy objects, electric heat power equipment and consumer's energy installations.***

Officers of the business company:
Lermontov Yury Borisovich, date of birth 1967
Functions of this person: Sole executive body.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Frolov Vitaly Evgenievich, date of birth 1976
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sorokin Igor Yurievich, date of birth 1974
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Bazhenova Ekaterina Alexandrovna, date of birth 1978
Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Taskaev Andrey Viktorovich, date of birth 1977.

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the corporate executive body of JSC "Kuzbass energyreparing company" is not provided by the Articles of Association.

Full company name: **Joint Stock Company Engineering- analytical centre "Kuzbasstechenergo"**

Location: 17, Stantsionnaya str., Kemerovo, 650099, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%

Core activity: 40.10.41 - activity on heat power plants working capacity ;
33.20.9 – repair and maintenance of instruments , devices for control and measuring, etc.
74.30.5 - testing and analysis of mechanical and electric parameters of finished product.

Officers of the business company:
Yashinin Vladimir Borisovich, date of birth 1963 .
Functions of this person: Sole executive Body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Kinzburg Biris Abramovich, date of birth 1936.
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Frolov Vitaly Evgenievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Seliverstova Tatiana Alexandrovna, date of birth 1972
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4.Kostiuk Mikhail Dmitrievich, date of birth 1952.
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Goncharov Igor Mikhailovich, date of birth 1968
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
Election of the corporate executive body of JSC Engineering- analytical centre "Kuzbasstechenergo" is not

provided by the Articles of Association

Full company name: **Joint Stock Company "Kuzbassetremont" (Kuzbass network repair"), JSC "Kuzbassetremont"**
Location: 1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%

Core activity: repair of equipment, buildings and constructions of electric networks; repair of high-voltage line 0,4-20 kw; repair of buildings and constructions at the objects of electric networks; repair, testing and diagnostics of a state of equipment, buildings and constructions of electric networks; equipment mounting; mounting of buildings and constructions of electric networks; trade and supply activity.

Officers of the business company:
Efanov Igor Gennadievich, date of birth 1962.
Functions of this person: Sole executive Body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Antonov Yury Vitalievich, date of birth 1962.
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: ***0,003 %.***
Share of the Issuer's common stock in ownership: ***0,003 %.***
2. Tolstikov Viktor Sergeevich, year of birth 1958
Duties of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sorokin Igor Yurievich, date of birth 1974

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4.Rakitina Yulia Vladimirovna, year of birth 1980
Duties of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Kostiuk Mikhail Dmitrievich, date of birth 1952
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
Election of the corporate executive body of JSC "Kuzbassetremont" is not provided by the Articles of Association.

Full company name: **Closed Joint Stock Company " Autotransport enterprise "Kuzbassenergo", ZAO "ATP "Kuzbassenero"**
Location*: **4, Stantsionnaya str., Kemerovo, Russia 650006***

Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%
Core activity: transport and shipping services of legal entities and physical persons; technical services and repair of transport belonging to legal entities and physical persons; capital construction of industrial and social-cultural objects; designing on reconstruction of technical buildings and constructions; creation of processing plants on the good's manufacturing; wholesale and retail trade.

Officers of the business company:
Trushkov Viacheslav Leonidovich, date of birth 1969

Functions of this person: Sole executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
2. Ivanov Boris Ivanovich, date of birth 1960.
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
3. Goncharov Igor Mikhailovich, date of birth 1968
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
4. Kravchenko Alexey Mikhailovich, date of birth 1977
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
5.Khalmeev Takhir Kaiumovich, date of birth , 1950
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):
1. Zheludko Anatoly Maximovich, date of birth 1950, First deputy general director - technical director

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Kudriashova Tatiana Anatolievna, date of birth 1952, deputy general director on economic and finance
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Maltseva Irina Nickolaevna, date of birth 1960, chief accountant
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Ilushnikov Anatoly Kirillovich, date of birth 1948, deputy technical director on OtiPB

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: **Closed Joint Stock Company Medicosanitary Center "Health Center "Energetic" ZAO "MSC "Health Center "Energetic "**
Location: 37, Kuzbasskaya str., Kemerovo, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%
Core activity: qualified medical services including special treatment; out-patient treatment, day hospital; preventive activity; professional fitness expertise.

Officers of the business company:

Agafonova Tamara Nickolaevna, date of birth 1954
Function of this person: Sole Executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. ***Erofeev Alexander Kuprianovich, date of birth 1959***
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Eliseeva Irina Eduardovna, date of birth 1978
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
3. Golofast Dmitry Yakovlevich, date of birth 1965
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Vasilieva Yulia Vladimirovna, date of birth 1979
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. Ugriumov Artem Anatolievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):
1. Churekova Natalia Georgievna, date of birth, deputy head doctor on medical part

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Kozlova Olga Agurianovna, date of birth 1963, deputy head doctor on economic
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3.Elin Boris Petrovich, date of birth 1953, chief engineer
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Gorokhova Tatiana Lvovna, date of birth 1954, chief accountant
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Full company mane: ***Joint Stock Comapany "Kuzbassenergoservice", JSC "Kuzbassenergoservice"***
Location: ***10, Karbolitovskaya str., Kemerovo, 650000, Russia***
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%
Core activity: ***31.62.9 - mounting, repair and technical maintenance of other electric equipment not included in the other groups;***
74.20 - architecture activity; technical designing; exploration and geophysical works; land measuring and mapmaking works; standardization and metrology; hydrometeorology and closed branches; activity concerned a deciding a technical tasks not included in the other groups;
45.25. – production of the other construction works;
52.11. – Retail trade in especially foodstuffs (including drinks and tobacco goods) at the not specialized shops;
52.42. – Retail trade in clothes;
52.48.31. – Retail trade in household chemical goods, synthetic detergents, wall papers and floor coating;
28.11. –production of construction metalware;
63.40. – transportation of goods;
65.23.1. –capital investments in securities;
74.13.1. – researching in market opportunities;
51.50. – other wholesales trade.
Officers of the business company:
Morozov Andrey Arkadievich, date of birth 1970
Function of this person: Sole Executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. ***Erofeev Alexander Kuprianovich, date of birth 1959***
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
2.Ivanov Boris Ivanovich, date of birth 1960
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. Rakitina Yulia Vladimirovna, date of birth 1980
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Moskvin Alexey Vasilievich, date of birth 1978
Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. Sorokin Igor Yurievich, date of birth 1974
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):
1. Kosmacheva Svetlana Fedorovna, date of birth 1974, chief of the financial department
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Sobolev Evgeny Robertovich, date of birth 1968, assistant of general director on legal questions
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. Kovalenko Anatoly Antonovich, date of birth 1941, deputy general director on finance and economic
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3.6. Состав, структура и стоимость основных средств эмитента, информация о планах по приобретению, замене, выбытию основных средств, а также обо всех фактах обременения основных средств эмитента

3.6.1. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets

3.6.1. Fixed assets
In the structure of the fixed assets the lands, buildings, machines, equipment, transport and others corresponding objects with a life time no more than 12 months are reflected.
Estate property objects on which the capital investments were finished, the corresponding initial acceptance documents were drew up, also the documents were transferred to the State registration and actually are operating now shall be accounted in the structure of the fixed assets.
The objects of the fixed assets were taken to account over the actual expenses provided by acquisition (construction).

Information on the initial cost (replacement) of the fixed assets and on the sum of the accrued depreciation.

Name of the group of the fixed assets objects	Initial (replacement) cost, RUR thousands	Sum of the accrued depreciation, RUR thousands
Reporting date: 01.07.2006 г.		
Buildings, constructions and transfer mechanisms	42 707 119	26 447 799
Machines, equipment, transport	39 760 924	9 764 050
Other	92 800	49 094
Land	566 568	-
Total:	83 127 411	56 523 767

Depreciation of the fixed assets was accrued by a linear way from the terms of actual using of these objects. Over the objects of the fixed assets accepted to accounting till the 01.01.2002, the depreciation was accrued in accordance with the Regulations adopted by the Sovmin of USSR dd. 22 of October 1990 № 1072 "On the unique norms for depreciation deductions to complete reconstruction of the fixed assets of USSR national economy".

At the objects of the fixed assets subject to accounting since 01.01.2002 the depreciation was added in accordance with the Resolution adopted by the RF Government dd.01.01.2002 №1 "on classification of the fixed assets included in the depreciation groups". The accepted terms of the useful using by the groups of the fixed assets are listed below in the Table :

Group of the fixed assets	Terms of the useful using (year's number) of the objects accepted to the balance	
	before 01.01.2002	since 01.01.2002
Buildings	100	35
Machines and equipment	8 – 15	5 – 8
Transport	7 – 10	5 – 7
Computer techniques	10	5
Other	3 - 10	2 - 5

Information on the long-term rented fixed assets as for situation by: **thousands RUR**

31.12.2001	*1 785*
31.12.2002	*167 618*
31.12.2003	*150 058*
31.12.2004	*6 595*
31. 12.2005	*20 550*

The JSC "Kuzbassenergo" enlists the fixed assets revaluation services of the specialists (experts) of the independent valuator, i.e. the Closed joint stock company "ENPI CONSULT" (ZAO "ENPI CONSULT) (Tax payer code 7737017200; №15, Dukhovsky pereulok, Moscow, 113191; license № 000031 "evaluation activity" issued 06.08.2001 by the Ministry of Property of Russia).

In accordance with the technical task the revaluation of the fixed assets is carried out by the way of indexation and of direct recalculation of the complete replacement value of the fixed assets. All materials shall to be presented in form of written report, also at magnetic mediums.

Results of the fixed assets revaluation

№№	Name of the fixed assets group	Overall value before the evaluation, RUR thousands	Depreciated cost (minus depreciation)before the revaluation RUR thousands	Date of revaluation	Overall value after revaluation, RUR thousands	Depreciation value (minus depreciation)before the revaluation RUR thousands
1.	**2001**			**01.01.2001**		
	Total:	27 701 857	12 238 416		33 465 274	14 550 073
1.1.	Buildings	4 237 600	2 975 249		4 696 021	3 227 624
1.2.	Constructions	10 134 280	4 369 980		12 153 700	5 338 617
1.3.	Machine and equipment	13 134 842	4 794 369		16 415 647	5 880 344

1.4.	Transport	151 518	75 754		158 716	80 424
1.5.	Other	43 617	23 064		41 190	23 064
2.	**2002**			**01.01.2002**		
	Total:	34 359 623	14 518 224		50 685 449	19 283 383
2.1.	Buildings	4 750 914	3 225 360		7 141 895	4 450 981
2.2.	Constructions	12 378 064	5 246055		17 990 831	7 000 154
2.3.	Machine and equipment	16 994 023	5 921 276		25 221 634	7 668520
2.4.	Transport	182 374	92 730		238 369	111 989
2.5.	Other	54 248	32 803		92 720	51 739
3.	**2003**			**01.01.2003**		
	Total:	52 050 332	19 496 276		64 136 379	23 388 494
3.1.	Buildings	7 218 115	4 268 185		8 868 592	4 894 095
3.2.	Constructions	18 191 842	6 860 341		24 597 577	8 917 319
3..3.	Machine and equipment	25 748 318	7 637 601		29 785 307	8 842 368
3.4.	Transport	265 434	153 653		261 368	145 424
3.5.	Other	95 442	45 315		92 354	58 107
3.6.	Lands	531 181	531 181		531 181	531 181
4.	**2004**			**01.01.2004**		
	Total:	65 824 831	23 848 153		69 863 846	24 799 990
4.1.	Buildings	8 875 289	5 313 832		8 887 164	5 580 135
4.2.	Constructions	25 030 524	8 507 177		26 092 637	8 624 415
4.3.	Machine and equipment	30 971 768	9 275 897		33 927 102	9 841 212
4.4.	Transport	286 954	136 161		295 993	138 760
4.5.	Other	89 230	44 020		89 884	44402
4.6.	Lands	571 066	571 066		571 066	571 066
5.	**2005**			**01.01.2005**		
	Total:	70 667 657	24 174 166		76 874 461	26 850 869
5.1.	Buildings	8 956 014	5 367 920		11 463 670	6 818 797
5.2.	Constructions	26 410 663	8 531 395		30 064 100	9 730 580
5.3.	Machine and equipment	34 451 050	9 582 682		34 496 220	9 608 957
5.4.	Transport	200 576	80 311		200 576	80 311
5.5.	Other	82 936	45 440		83 477	45 806
5.6.	Lands	566 418	566 418		566 418	566 418
6.	**2006**			**01.01.2006**		
	Total:	78 929 129	27 085 100		83 023 982	27 491 892
6.1.	Buildings	11 731 495	6 875 912		11 580 495	6 856 440
6.2.	Constructions	30 747 839	9 710 913		31 300 024	10 015 475
6.3.	Machine and equipment	35 587 760	9 810 601		39 279 808	9 917 006
6.4.	Transport	207 976	77 784		207 976	77 784
6.5.	Other	87 491	43 322		89 111	58 619
6.6.	Lands	566 568	566 568		566 568	566 568

IV. Information about financial and economic activities of the issuer

4.1. Results of financial and economic activities of the issuer

4.1.1. Profit and losses

Figures charactering profitability and unprofitableness of the Issuer in the II quarter of the year 2006

Figures name	Calculation's methodic	1st quarter 2006	II quarter 2006
Proceeds, RUR	F №2 p.10	6 581 437 000	5 117 964 000
Gross profit, RUR	F. №2 p. 010 - F. №2 p. 020	1 480 116 000	122 935 000
Net profit (undistributed profit (uncovered loss), RUR	F. №2 p. 190	915 520 000	- 297 475 000
Profitability of the own capital, %	F. №2 p. 190 / (F. №1 p. 490 + F. №1 p. 640 + F. №1 p. 650 - F. №1 p. 450) x 100	3,18	- 1,06
Profitability of the assets, %	F. №2 p. 190 / F. №1 p.300x 100	2,70	- 0,88
Margin of net profit, %	F. №2 p. 190 / F. №2 p.010x 100	13,91	- 5,81
Profitability of production (sales), %	F. №2 p. 050 / F. №2 p. 010 x 100	22,46	2,31
Ratio of capital turnover	F. №2 p. 010 / (F. №1 p.300 - F.№1 p.690)x 100	0,22	0,17
Sum of the uncovered loss as for a reporting date, RUR	F. №1 p. 465 + F. №1 p. 475	0	0
Ratio of the uncovered loss at the reporting date and the balance currency	F. №1 p. 475 / F. №1 p. 300	0,00	0,00

During the reporting quarter the proceeds from sales of the commodity output, also works and services amounted RUR 5 117 964 thousands, i.e. lower by 1 463 473 thousands roubles as compare with the 1st quarter of the year 2006 due to the seasonal decreasing of power consumption.

As a result of financial and economic activity in the 2dn quarter of the year 2006 the Company got a gross profit amounted RUR 122 935 thousands against RUR 1 480 116 thousands of the previous quarter.

At the outcome of the 2nd quarter of the year 2006 the Company got a net loss amounted RUR 297 475 thousands.

As a whole during the first half year 2006 the JSC "Kuzbassenergo" got the net profit amounted RUR 618 045 thousands.

The management bodies of the Issuer regarding to the given analysis of a profitability and unprofitableness agree in their opinion.

4.1.2. Factors affecting the change of the gain amount from the sales by the issuer of goods, products, services and profit (loss) of the major activity of the issuer

Factors affecting the change of the gain amount are not presented due to its small changing during the reporting period, according to the opinion of the management bodies of the issuer.

4.2. Issuer's liquidity, adequacy of the capital and circulating assets

Figures characterizing the Issuer's liquidity in the II quarter of the year 2006.

Figure's name	Calculation's methodic	31.03. 2006.	30.06. 2006.
Own circulating assets, RUR	F. №1 L. 490 + F №1 L. 640 + F.№1 L. 650 - F. №1 L. 450 - F. №1 L. 190 - F. №1 L. 230	-980 761 000	-1 071 121 000
Ratio of the owned assets autonomy	(F. №1 L. 490 + F. №1 L. 640 +F. №1 L. 650 - F. №1 L. 450) / F. №1 L. 300	0,85	0,84
Index of the fixed asset	(F. №1 L. 190 + F. №1 L. 230) / (F. №1 L. 490 + F. №1 L. 640 + F. №1 L. 650 - F. №1 L. 450)	1,03	1,04
Ratio of the current liquidity	(F. №1 L. 290 - F. №1 L. 230) / (F. №1 L. 690 - F. №1 L. 640 - F. №1 L. 650)	1,24	1,19
Ratio of the quick liquidity	(F. №1 L. 290 - F. №1 L. 210 - F. №1 L. 220 - F. №1 L. 230) / (F. №1 L. 690 - F. №1 L. 640 - F. №1 L. 650)	0,89	0,77

At the outcome of the II quarter of the year 2006 the following changes in the ratio of liquidity took place as compare with the previous period:

- *ratio of the current liquidity characterizing the paying capacity of the Company under the complete mobilization of the circulating assets (sale of all reserves, total settle up with the debtors having a debt with a pay off term less than 1 year) amounted 1,24 by the 30.06.2006, i.e. having mobilized all circulating assets the Company will be able to pay off 100% of his short-term liabilities and 19% of the long-term;*
- *ratio of the quick (term) liquidity characterizes a paying capacity of the Company on timely payments of the debtors. Analysis of the quick liquidity ratio shows that as for a date of the 30.06.2006 the Company may pay off once 72% of his short-term liabilities provided the 100% liquidity of the short-term accounts receivable (term for paying off less than one year);*
- *ratio of the own assets autonomy defines the property share formed due to own sources (chartered, additional capital; not distributed profit etc.). A defining of a figure more than 50% the risk of creditors reduces to the minimum, i.e. having sold a half of his property formed at the cost of the owned assets the Company may pay off all his debt liabilities if even the second half containing the borrowed assets will be depreciated by any reasons. as for a date of 30.06.2006 this index was equal to 84%.*

By the 30.06.2006 a deficit of the own sources of the circulating asset's forming amounted RUR 1 071 121thousands against RUR 980 761 of the previous quarter (31.03.2006) (by 30.06.2005 a deficit of the own sources of the circulating asset's forming amounted RUR 3 206 979 thousands.).

The management bodies of the Issuer regarding the aforementioned information agree in their opinion.

4.3. Amount and structure of the issuer's capital and circulating assets

4.3.1. Amount and structure of the issuer's capital and circulating assets

a) in accordance with the Articles of Association the chartered capital amounts RUR 606 163 800 (six hundred six millions one hundred sixty three thousands and eight hundred roubles);

b) Information on forming and using of the reserve fund is shown in the paragraph 8.1.3. of this present report.

Index	II quarter 2006
a) Amount of the chartered capital, RUR	606 163 800
b) Total cost of the issuer's stock bought out by the issuer for the further resale	did not redeem
c) Amount of the capital reserves of the issuer, RUR	30 308 000
d) Amount of the additional capital, RUR	25 225 053 000
e) Amount of the unappropriated balance net proceeds, RUR – - unappropriated balance of the previous years - unappropriated balance (uncovered loss)	1 900 927 000 1 482 906 000 418 021 000
f) amount of the Issue's target investment assets, RUR	0
g) total amount of the Issuer's capital, RUR	27 762 452 000

By the 30.06.2006 the sum of the additional capital amounted RUR 25 225 052 thousands.

Additional capital may be spent by the Company to the following purposes:
-write-off the cost decreasing of the fixed assets due to their revaluation
-increase of the chartered capital
-writ-off the loss revealed at the outcome of the reporting period
- distribution between the Company's members.
Unappropriated balance of the last years consists of :
- accumulation fund (proceeds aimed to the capital investments financing; прибыль
- funds of the additional valuation wrote-off from the additional capital under the fixed asset's object retirement;
- fund of a social sphere (objects of the fixed assets of the municipal property subject to transfer);
- profit earlier aimed to replenish the own circulating assets .

The Structure of the owned capital is not changed in the II quarter of the year 2006: i.e. chartered capital, additional capital, capital reserves. The major share of the own assets falls at the additional capital(90,86%). The chartered capital is equal to 2,18%, capital reserves – 0,11% and unappropriated balance of the previous years – 5,34%.

The structure and rate of circulating assets (thous.of rub.)

CIRCULATING CAPITAL	Line's code	by 01.01.2006	by 30.06.2006
Reserve	210	1 252 923	1 244 171
Including: Store and other similar values	211	1 221 355	1 205 294
Stock on farming and fattening	212	0	0
Unaccomplished production inputs	213	0	0
Integrated products and goods for resale	214	2 736	2 101
Shipped goods	215	289	160
Future expenses	216	28 543	36 616
Other costs and resources	217	0	0
Acquired values VAT	220	762 908	319 338
Accounts receivable (outgoing expected in more than 12 months after reporting date)	230	301 794	283 320
Including: buyers and customers	231	167 187	155 551

Accounts receivable (outgoing expected in more than 12 months after reporting date)	240	1 870 240	2 279 763
Including: buyers and customers	241	650 859	787 455
Short-term investments	250	825	193 445
Cash resources	260	476 439	382 279
Other circulating capital	270	1 437	507
Total:	290	4 666 566	4 702 823

The own funds of the Company are the source of the circulating assets financing. The Company owned capital is enough for basic company recourse demand and current commitment covering. The demand provides production steadiness and sales of products.

The Company politics concerning circulating capital consists in the supply with acceptable structure and rate of the circulating assets of the Company to enhance assets liquidity. To cut down accounts receivable the work with buyers and customers is kept, bills payable and the overdue accounts receivable collection are handled.

The factors resulting in the changing of the circulating assets financing politics; assessment of chances of their forthcoming:

The following factors may influence the changing of the circulating assets financing politics:

1. ***The conventional, payment and account discipline violation by customers will lead to the Society earning decrease and debts increase to creditors. In this case the issuer has to repay the bill payable due to charged borrowing costs attraction, substituting credit debts to suppliers and contractors for loan debts to banks and credit companies. According to the issuer's opinion the possibility of this factor is average.***
2. ***The producing costs increasing leads to efficiency and the Company benefit volume reduce. According to the issuer's opinion the possibility of this factor is not high.***

4.3.2. The issuer's investments

The investments in accordance with PBU 4/99 "Company book-keeping" are considered to be:

- Investments in associated companies;

- Investments in limited companies;

- Investments in the other companies;

- Borrowing for more than 12 months;

- Borrowing for not more than 12 months;

- Owned shares, bought back from shareholders;

- Other investments.

The Company takes the balanced account investments into consideration .in accordance with PBU № 19/02 "Investment accounting", approved by the Ministry of Finance ban 10.12.2002 № 126.

The long-term Company investments (Balance sheet article 140) came to 329 006 936,35 rubles by 30.06.2006 (not regarding the backlog for depreciation of JSC "Kuzbasshydroenergostroy" associated company investment at the rate of 118 619 000rubles).

The long-term investments:

1. ***Investments in associated companies – 446.055 rubles;***
2. ***Investments in the other companies – 54.000 rubles:***
    - ***50.000 rubles – LLC "TEK Magazine and Kuzbass resources" (6,67%);***
    - ***4.000 rubles – LLP "South-West" (7,7 %);***
3. ***Other investments – JSC "Novokuznetsk Aluminium factory" note of hand – 1.516 million rubles (drawn-on date "at sight, but not earlier than 06.03.2021"), got 07.02.2003 for electric power repayment.***

Investments in the securities (ordinary stocks) at the outcome of the II quarter, 2006

Full and abbreviated company brand name, its address	The date and number of the share issue registration	The amount of capital issues belonging to the issuer	Total nominal value of the issuer's share holding, thous. of rubles	Total book value of the issuer's capital issues, thous. of rubles	Investment efficiency	Current year expected loss, Thous. rubles
Join-stock company "Kuzbassghydroenergostroy", JSC "KGES", Russia, Kemerovo region, Krapivinskiy district	1-01-10487-F 06.04.2000 year RO FKCB RF in Siberian Federal district	118 619 000	118 619,0	118 619,0	Inefficient. Since 1997 100% share holding ownership there was no profits distribution. Now SDC is found to be in bankruptcy proceeding stage.	118 619,0
Join-stock company "Prokopievskenergo", JSC "Prokopievskenergo", Russia, Prokopievsk, Energeticheskaya st., 14	1-01-10934-F 31.07.2000 year RO FKCB RF in Siberian Federal district	1 938	32 300,0	19 380,0	Efficient. According to 2005 totals year the profits at the rate of 1000 rubles are to be distributed.	0
Join-stock company "Engeneering analytical centre" "Kuzbasstechenergo", JSC "Engeneering analytical centre" "Kuzbasstechenergo", 650099, Russia, Kemerovo, Stantsionnaya st., 17	1-01-11775-F 14.05.2004 year RO FKCB RF in Siberian Federal district	17 852	18 540,0	17 312,0	Efficient. According to 2005 totals year the profits at the rate of 1000 rubles are to be distributed.	0
Join-stock company "Kuzbass energy repairing company", JSC "Kuzbass energy reparing company", 650099, Russia, Kemerovo, Kuznetsky prospect, 30	1-01-11760-F 29.04.2004 year RO FKCB RF in Siberian Federal district	29 190	29 240,0	29 972,0	Efficient. According to 2005 totals year the profits at the rate of 2036 rubles are to be distributed.	0
Join-stock company "Kuzbassetremont", ZSC "Kuzbassetremont", 654079, Russia, Kemerono region, Novokuznetsk, Nevsky st., 1	1-01-11792- F 23.09.2004 year RO FKCB RF in Siberian Federal district	11 728	11 751,0	8 744,0	Efficient. The Company join stock collaboration has a strategical nature. The Company is the main contractor of repair works carried out at JSC "Kuzbassenergo" electricity supply network establishments.	0
Join-stock company "Investment-industrial company " "Vodocanal", JSC "IICVodocanal", Russia, Kemerovo region, Prokopievsk, Kirpichnaya st., 3	1-01-11253-F 12.10.2001 year RO FKCB RF in Siberian Federal district	626	42 000,0	31 300,0	Inefficient. The corporate procedures of share holding sale are planned.	31 300,0

Closed Join-stock company "Autotransport enterprise" "Kuzbassenergo", CJSC "ATE" "Kuzbassenergo", 650006, Russia, Kemerovo, Stancionnaya st., 4	1-01-25251-N 30.12.2002 year 1-01-25251-N-001D 30.04.2004 year RO FKCB RF in Siberian Federal district	164 044	5 000,0	103 834,0	Efficient. Accorging to 2005 totals year the profits at the rate of 376000 rubles are to be distributed.	0
Closed Join-stock company Medico-sanitary centre "Health centre Energetic" JSC MSC "Health Centre Energetic" Russia, Kemerovo, Kuzbasskaya st.,37	1-01-25252-N by 30.12.2002 1-001-25252-N-001D by 02.09.2004 year RO FKCB RF in Siberian Federal district	116 745	116 745,0	114 516,0	Efficient. Accorging to 2005 totals year the profits at the rate of 384000 rubles are to be distributed.	0
Join-stock company "Kuzbassenergoservice", JSC "Kuzbassenergoservice", Russia, Kemerovo, Karbolitovskaya st., 10	1-01-24543-N by 17.07.2002 year RO FKCB RF in Siberian Federal district	500	500,0	2 298,0	Inefficient. The Company is the main contractor of repair works carried out at JSC "Kuzbassenergo" electricity supply network establishments.	0

The other investment data (the investment of the chartered capital stock of the limited liability companies) are not available because they come to less than 10 % of JSC "Kuzbassenergo" full investments by the end of 2006 second quarter.

The issuer's intangible assets

The Company exclusive rights to the trade mark are displayed in the intangible assets structure.

Intangible assets amortization is charged due to the linear device, reasoning from the following beneficial use period:

Trade mark rights – 10 years.

In the accounts the intangible assets are shown through the original cost minus amortization, saved up during the usage period.

Name of the intangible asset establishments set	Original (replacement) cost, rubles	Amortization charged amount, rubles
Reporting date: 01.07.2006		
Trade mark	4 000	3 000
Total:	4 000	3 000

The intangible assets accounting is carried out according to PBU 14/2000 "The intangible assets accounting" approved by the Ministry of Finance ban № 91 16.10.2000.

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development

Account of NIOKR (Research, developmental and technological works) in the Company is carried out according to the Accounting Regulations "Account of charges on research, developmental and technological works " (PBU 17/02).

NIOKR expenses are shown in the accounting at the ass. 08 "Investments in the non-circulating assets " (p. 5 PBU 17/02).

Charges on research and development, which results are subject to the legal protection and are made out in the order established by the legislation in force (i.e. patents, certificates, other documents certifying the exclusive right of the Company on research and development's results) are received, were accounted as intangible assets (p. 4 PBU 14/2000).

Charges on research and development, which results were not made out in the provided order should be charge-off from the credit of the acc. 08 "Investments in the non- circulating assets" to the charges on ordinary activity by a linear way during the approved period (p. 11 PBU 17/02).

Research and development charge-off period is within 3 years.

Charges on research and development not given a positive result also research and development results which application was cancelled shall to be formed by the RD department of the subsidiary.

Report shall to be examined by the service of RD department of the executive body and with the technical director's authorization.

Production costs are subject to charge-off once only in composition of the extraordinary expenses of the reporting period.

Charges on research and development shall to be at the expense of the own assets.

The Charges on research and development as for a date of the 30.06.2006 amounted _______ thousands roubles.

4.3. Анализ тенденций развития в сфере основной деятельности эмитента

Overview of the new trends in the sector of the issuer's core business

Electroenergetics is one of the leading industries of Russian economic.

Russian energy is at the fourth place in the world over the installed capacities and production volumes.

All existing in the Russian electroenergetics somehow or other relates practically all industries of national economy. Together the energy power is one of the most "problem" industries.

Structural reorganization of power branch through liberalization and decontrol of potentially competitive sectors were the main tendencies for the last ten years of world power industry development.

Due to these principles, the Concept of Strategy of reforming of the Joint Stock Company "RAO UES of Russia " "5+5" was developed and created. Nowadays this Concept is realized successfully by the management body "RAO UES of Russia " also by management of regional power companies.

On July, 11, 2001 the Decision № 526 « On reforming of power industry of Russian Federation » was approved by the Government. It directs to:

1. Divide business into monopolistic and competitive components. Generation and supply should be allocated as competitive business. Thus the Federal networks (FSK), Distributive network companies (DNC), and dispatching activity (System operator) will be under supervision of the State.

2. Create a competitive energy market implied a transition of existing sales process at the directive price (FOREM - Federal Wholesale Electric Power Market) to the market pricing mechanism (creation of AMT Administrator of market trade).

Decree of the Government of RF №1040-p approved the Schedule of activities for the primary stage of reforming was adopted as development of this present Decision.

In August, 2001 the Committee on reforming has been established at Board of directors of RAO " UES of Russia ". Its composition included representatives of minority shareholders, potential investors, the State and RAO " UES of Russia ". On December, 21 the Government of Russian Federation has approved the Decision № 881 " On the criteria of transfer of the main transmission lines and objects of the power network economy to the Unique (all-Russian) power network ".

Principal facts of the year 2002 in the sphere of reforming were the following:

- adoption by the State Duma of RF in its first regarding a pack of the bills devoted to energy power reforming;

- spending of auctions of electric power in the imitation mode by the NP "ATS" together with JSC "SO-TsDU UES";

- creation of infrastructural institutions in the branch, i.e. the Federal Network Company and the Sysop;

- preparation of a strategy for reforming of RAO "UES of Russia";

- termination of a preparatory stage of reforming of RAO "UES of Russia";

- development and adoption of the basic variant of reforming of JS-energo;

- preparation to implementation of the pilot projects of reforming of JS-energo;

- spending of the first stages of reforming of the scientific and designing complex of RAO "UES of Russia", also of energyreparing and service activities.

By the Resolution of the Government of Russian federation №226 dd. 2 of April 2002 "On the pricing regarding to electric and heat power" the new "Pricing principles" and "Regulations of the State regulation and application of the tariffs on electric and heat power in Russian Federation" were implemented. The Corporate Policy Code was approved by RAO "UES of Russia".

In September 2002 the non commercial partnership "Administrator of trade system"(NP "ATS" began auctions of electric power in imitation mode. One of the positive tendencies of the year 2002 was approaching of the tariffs to the economic valid, otherwise the level of the cross financing between the groups of consumers reduced.

The Board of Directors of RAO "UES of Russia" approved the base variant for reforming of regional energy systems, i.e. the RAO "UES of Russia" subsidiaries, also the exit of enterprises belonging to the Holding Company RAO "UES of Russia" from the non profile assets aimed to the expenses minimization relate to the ownership. The Board of Directors of RAO "UES of Russia" has approved the decision on termination of participation of RAO "UES pf Russia" in ZAO "TsDR FOREM" by way of selling of 75% holding of stock belonging to ZAO "TsDR FOREM" to the Non commercial partnership "ATS".

On the night of April, 1, 2003 the function of operative - dispatching administration of the Unified Energy System of Russia were transferred from regional dispatching administrations (RDA) of JS –energo to the regional dispatching administrations (RDA), i.e. to the subsidiaries of JSC " System operator – Central Dispatching Administration of Unified Energy System (CDA UES").

In April 2003 the pack of legislative acts on electric power reforming came into the force including such federal laws as:

- "On electric power";

- "On the features of electric power functioning during the transition period and on the modifications in some legal acts of Russian Federation, and on recognition as invalid some legal acts of Russian Federation due to adoption of Federal Law "On electric power";

- "On modifications and amendments to the Federal Law "On the Sate regulation of tariffs on electric and heat power in Russian Federation";

- "On modifications and amendments to the Federal Law "On the Natural monopoly";

- «On modifications and amendments to the second part of the Civil Code of Russian Federation";

- "On modifications of the Federal Law "On energy power saving".

Working group on modification of the Strategy of JSC RAO" UES of Russia " for the years 2003 - 2008 "5+5" created at Board of Directors of RAO " UES of Russia " has examined the Program of the Concept of the Strategy of RAO " UES of Russia " for the years 2003 - 2008" 5+5 taking into account the remarks and offers.

Thus in the free sector each manufacturer may offer up to 15 % from the fixed capacity, and each consumer can declare purchase up to 30 % from own scheduled consumption. Economic benefit of the free sector of the wholesale electric power market launching is obvious. Densities of electric power supply by heat power plants with rather low industrial expenses has increased, while the supply by "expensive" generating capacities, on the contrary reduced.

In March 2004 allocation of repairing activity was finished according to the Program on energyreparing activity of JSC "Kuzbassenergo" approved by the Design Group on reforming of energyreparing activities and creation of technological services market of JSC RAO "UES of Russia" dd. 01.07.2003.

Subsidiary named "Maghistralnye electric networks" (Main-line electric networks) was created within the activity on reforming of electric network complex on the ground of the property complex on trunk transmission lines related to the Unique national electric network.

In February 2005 the Board of Directors of RAO "UES of Russia" approved a decision on modification of the scheme of allocation of the main-line transmission lines of JS –energo. New order of electric network complex reforming provided:

1) transfer in the main-line network companies (MNC) over the divided balance of the objects of UNUS and monetary to the expenses compensation;

2) payment of stocks belonging to JSC RAO "UES of Russia" to MNC allocated under the reorganization of JS-energo in the chartered capital of JSC"FNC UES";

3) joining of MNC as its segregation from the composition of JS-energo to one MMNC "Centre", which also the others MMNC simultaneously join.

Within the electric power reforming on the territory of Siberia the competitive sector of wholesale market was created which is till now extending to the European part of Russia and Ural.

Wholesale market of electric power in Russia is divided in two sectors, i.e. regulable (the Sate fixes the tariffs) and competitive, whose participants may sell at the free price to 15% of the outputted energy.

The 1st May 2005 the competitive sector of wholesale market of electric power was launched in Siberia.

The Kuzbass energy system feature is in the fact that the JSC "Kuzbassenergo" both sell and buy electric power.

14 affiliated companies of RAO " UES of Russia " took part in the first tenders in competitive sector of the wholesale market of the electric power on the territory of Siberia. The operator of competitive sector of the wholesale market of the electric power in Siberia is the Noncommercial partnership « Administrator of trade system ».

In the 12ths of July 2005 the Board of Directors of the JSC "Kuzbassenergo" approved the substantial reforming condition contains the action's schedule on the JSC 'Kuzbassenergo" reforming, a target state of reforming and a scheme of interterritorial consolidation.

By the Order №476 dd. July, 29, 2005 the Plan-schedule of reforming was approved, defining the trends of energy system activity at reforming to the 2st half year 2005 and to the year 2006.

Evaluation of a market price of a stock of the JSC "Kuzbassenergo" as for a date of 30.06.2005 was made by the independent valuator. Price per one stock fro redemption purposes was established equal RUR 17,57.

By the resolution of the Board of Directors of JSC RAO "UES of Russia" dd. 23.12.2005 the program on reforming of JSC "Kuzbassenergo" adopted 24.06.2004 was cancelled and the new program was approved provided segregation of JSC "Western-Siberian TETs" and JSC "South-Kuzbass GRES" with proportionally stock allocation between the shareholders except 50%=1 stock subject to purchase by the JSC "Kuzbassenergo". Termination of participation in these two companies will be carried out by way of share holdings selling as united lots at the open auctions furthermore every shareholder will receive right to sell his stocks in composition of the united lots at the date of shareholders register closing.

Purchasing by JSC "Kuzbassenergo" of generating and heat network assets of JSC "Altayenergo" is provided in future.

The extraordinary general meeting of shareholders of JSC "Kuzbassenergo" took place the 30.12.2005.

Decision on reorganization of JSC "Kuzbassenergo" by way of segregation of the following objects saving the structure of the chartered capital was accepted over the voting results:

- *JSC «Kuzbassenergo – regional electric network company";*
- *JSC «Kuzbass energy supply company";*
- *JSC "Main-line electric networks "Kuzbassenergo";*
- *JSC 'Western-Siberian TETs";*
- *JSC "South-Kuzbass GRES".*

Socks of the newly creating by JSC "Kuzbassenergo" companies - (JSC «Kuzbassenergo – regional electric network company", JSC «Kuzbass energy supply company", JSC "Main-line electric networks "Kuzbassenergo", JSC 'Western-Siberian TETs", JSC "South-Kuzbass GRES") shall be distributed between the shareholders of JSC 'Kuzbassenergo' including the shareholders who had voted against or who had not took participation in voting over the agenda on reorganization of the Company proportionally to the number of the stocks owned by them belonging to the JSC "Kuzbassenergo".

JSC "Kuzbassenergo" gets 50%+1 stock in the chartered capital of the JSC "South-Kuzbass GRES" and JSC "West-Siberian" TETs.

To the shareholders who voted against or who did not vote, it is offered to acquire the shares in the JSC "Western-Siberian TETS" and JSC "South –Kuzbass GRES" proportional to their present share in chartered capital of JSC "Kuzbassenergo".

The shareholders voting "for" the segregation of new companies, should acquire the shares proportional to their share in the chartered capital of JSC 'Kuzbassenergo" but from "rest" of chartered capitals of JSC « Western - Siberian TETs » and JSC« South - Kuzbass GRES » minus shares of JSC "Kuzbassenergo" and the shareholders voted against or not voted.

The stock of the newly creating companies not distributed among the shareholders of the Company shall be deemed as acquired by JSC "Kuzbassenergo".

The Board of directors approved a dividing balance at 30.06.2005. Preparation of the forecasted entrance balance by 30.06.2006 is started.

A project on dividing of the output power rates and a volume of the need gross receipt were prepared and submitted to the coordination to the task group in March and April of the current year, also the obligatory documents were submitted to the Not profit partnership "Trade system administrator" and Regional power committee.

Five extraordinary general meetings of shareholders of the companies segregated from the JSC 'Kuzbassenergo" took place in the 18th of May 2006 where the Charters of the companies and management bodies were approved.

Control packets of shares of the companies segregated from the JSC "Kuzbassenergo", i.e. of the JSC "West-Siberian TETs" and JSC "South-Kuzbass GRES' will be offered for sale in the near future.

Public auctions are scheduled to start at the end of the year 2006 - beginning of the year 2007.

V. DETAILED INFORMATION ABOUT MEMBERS OF THE ISSUER'S ADMINISTRATIVE BODIES, ITS UNITS OF CONTROL OVER ITS FINANCIAL AND ECONOMIC ACTIVITIES; BRIEF INFORMATION ABOUT THE ISSUER'S PERSONNEL (EMPLOYEES)

5.1. Information about the structure and competence of the issuer's regulatory bodies

The Company's regulatory bodies are represented by: **(according to the art. 9 of the Articles of Association)**
- General Meeting of the Company's shareholders
- Board of Directors
- Management Board
- General Director of the Company.
The Company is determined by the Charter of the Company and by the internal documents, i.e.:

- *Provision on the order of preparation and conducting of General meeting of Shareholders of JSC "Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 02.06.2003.,*
- *Provision on convocation and conducting of meetings spend by the Board of Directors of JSC 'Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 21.06.2002, with amendments and modifications approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 27.06.2005.*
- *Provision on the Management Board of JSC "Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 21.06.2002.*

Competence of the General meeting of shareholders, of the General Director and of the Management Board is determined by the Charter of the Company approved by the Annual general meeting of shareholders dd. 21.06.2002 including the following modifications and amendments to the Charter of the Company:

- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 02.06.2003;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Annual general meeting of shareholders 02.06.2003;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 01.07.2003;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 26.09.2003;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 04.11. 2003;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 30.04.2004;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 22.06.2004;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Annual general meeting of shareholders 24.06.2004;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 25.03.2005*

Charter of the Company including modifications and amendments, also internal documents regulating daily activity of the issuer's authorities are shown on the Web-page of the Company: http://www.kuzbassenergo.ru/ *in paragraph "To Shareholders and investors"* *www.kuzbassenergo.ru/invest/doc/mandatory/doc/*

Competence of the General meeting of shareholders of JSC 'Kuzbassenergo" :
In accordance with paragraph 10.2 of the article 10 of the Articles of Association, the competence of the General meeting of shareholders includes:

1) alteration and amendment of the Company's Articles of Association or adoption of the Company's Articles of Association in a new edition;

2) reorganization of the Company;
3) liquidation of the Company, appointment of a liquidation committee and adoption of the intermediate and final liquidation balance sheets;
4) determination of number, nominal value, category (type) of the declared stocks and rights granted by these shares;
5) increase of the authorized capital of the Company through an increase of the nominal value of shares or through an additional placement of shares;
6) decrease in the authorized capital through a decrease in the nominal value of shares, through an acquisition by the Company of a part of the shares in an effort to decrease their total amount, and also through redemption of these shares acquired and bought out by the Company;
7) splitting and consolidation of the company's shares;
8) adoption of a decision on placing by the Company of bonds subject to convert into shares and others issuing securities subject to convert into shares;
9) election of members of the Board of Directors and early termination of their powers;
10) election of members of the revision committee of the Company and early termination of their powers;
11) approval of the Auditor of the Company:
12) adoption of a decision on powers transfer of the Corporate executive body to the management company (manager);
13) approval of annual reports, annual accounting statements including the Company's profit and loss accounts, as well as distribution of profits (including payment (announcement) of dividends except for profit distributed as dividends based on the results of the first quarter, six months, nine months of the fiscal year) and losses of the Company in the fiscal year;
13.1.) payment (announcement) of dividends based on the results of the first quarter, six months, nine months of the fiscal year;
14) determination of the procedure of the General Meeting of Shareholders;
15) making decisions about approval of transactions in the cases provided by art. 83 of the Federal law "On joint stock companies";
16) making decisions about approval of major transactions in the cases provided by art. 79 of the Federal law "On joint stock companies";
17) making decisions on participation in holding companies, financial and industrial groups, associations and other consolidated business entities;
18) adoption of internal documents regulating activities of the Company's authorities;
19) making decisions on payment to the members of the Revision Committee of the Company of remuneration and / or reimbursement ;
20) making decisions on payment to the members of the Board of directors of the Company of remuneration and / or reimbursement ;
21) making decisions on the other questions provided by the federal Law " On Joint stock companies".

Competence of the Board of Directors of JSC "Kuzbassenergo" " :
In accordance with paragraph 15.1 of the article 15 of the Company's Articles of Association the following issues are within the competence of the Board of Directors of the Company:

1) prioritizing business directions of the Company;
2) convening regular (annual) and extraordinary Meetings of the shareholders of the Company's unless otherwise provided by clause 14.8 of the article 14 this present Articles of Association and announcement on the date of conducting of the new general meeting of shareholders of the company instead of frustrated due to lack of quorum.
3) approval of the agenda of the General Meeting of Shareholders of the Company;
4) appointment of the secretary of the General Meeting of Shareholders of the Company:
5) deciding on the date of drawing a list of persons that are entitled to participate in the General Meeting of Shareholders and other issues that are related to preparation and holding of the General Meeting of Shareholders;
6) submitting issues envisaged by subparagraphs 2, 5, 7, 8, 12-19 of the paragraph 10.2 of the article 10 of this present Articles of Association for discussion of the General meeting of shareholders;
7) deciding on placement of bonds and other issued securities by the Company except the cases provided by the Federal Law "On Joint Stock Companies" and by the Articles of Association;
8) endorse decisions to issue securities, securities issue prospectuses, securities issue summary reports,

securities issuer's quarterly reports; approve a share acquisition summary report;
9) determine the value (money valuation) of property, placement and buy-out price of issue securities in the cases specified by the Federal Law on Joint-Stock Companies, also in the cases provided by the subparagraphs 21,39 of the paragraph 15.1 of the present Articles of Association;
10) acquire shares, bonds and other issue securities placed by the Company, in the cases specified by the Federal Law "On Joint-Stock Companies";
11) alienation (disposal) of the Company's shares at the Company's dispose due to their purchase or buy-out from the shareholders by the company;
12) appointment of General Director and early termination of his powers;
13) election of members of the Management board of the Company and early termination of their powers; making decisions on payment to the members of the Management board of the Company of remuneration and / or reimbursement
14) making recommendations to the General Meeting of Shareholders concerning the size of remunerations and compensations to be paid to the members of the Company's Revision Committee; setting the size of the auditor's fees for his services;
15) make recommendations as to the size of dividends for shares and procedure of dividend payment;
16) approval of the Company's internal documents determined a procedure of forming and using the Company's funds;
17) decision making on the company's funds using; approval of the budget for the assets using over the special funds; examination of the budget fulfillment on the assets using over the special funds;
18) endorse the Company's internal documents, except for internal documents which are to be endorsed by the general meeting of shareholders of the Company also the other internal documents which are to be endorsed by the executive bodies of the Company.
19) approval of annual (quarterly) business-plan and of report on its lay-out, also approval (correction) of the control features cashflow (budget) of the Company and /or approval (correction) of cashflow (budget) of the Company;
20) creation of subsidiaries, opening of representation offices and their liquidation
20.1) making respective changes in the Company's Articles of Association concerning creation of the subsidiaries, opening of the representative offices of the Company (including changes of information on full company's name and location of subsidiaries and representative offices of the Company) and their liquidation;
21) deciding on the Company's participation in other organizations (including co-ordination of the chartered documents and candidates to the management bodies of the newly creating companies), market share changing (share's number, share size), charge of shares and stocks, termination of the Company's participation in other organizations.
22) defining a credit policy of the Company concerning the granting of loans, credits, guarantees and bails, liabilities under the bills (issue of promissory note and transfer note), transfer of the property to the pledge and decision making on the Company's transactions in the cases when the procedure of decision making is not provided by the credit policy of the Company;

23) endorse major deals in the cases provided by Chapter X, Federal Law "On Joint Stock Companies";
24) endorse transactions in the cases provided by Chapter XI, Federal Law "On Joint Stock Companies";
25) approval of the Company's registrar and terms and conditions of the contract with him, also cancellation of the contract with him;
26) election of the Chairman of the Board of Directors of the Company and early termination of his powers;
27) election of the deputy Chairman of the Board of Directors of the Company and early termination of his powers;
28) election of the Secretary of the Board of Directors and early termination of his powers;

29) preliminary approval of resolutions on the Company entering into deals connected with the gratuitous alienation of the property of the Company or interests (demands) to itself or to the third parties; deals connected with exemption from the property liabilities before himself or before the third party; deals connected with gratuities rendering of services (works) by the Company to the third parties in the cases (amounts) determined by a separate procedure established by the Board of Directors, decision making on the transactions subject to making by the Company in the case when the aforementioned cases (amounts) are not defined;

30) decision making on the powers termination of the management company (manager);
31) decision making on appointment of the Acting as General Director and Members of the Management Board in the cases provided by paragraphs 19.11 and 19.12 of the Articles of Association;
32) bringing to disciplinary liability of the General Director of the Company and members of the Management Board, also their incentive according to the labor code of Russian Federation;

33) examination of the General Director's reports on the Company's activity (including fulfillment of his duties), also fulfillment of the decisions adopted by the General meeting of Shareholders and by the Board of Directors of the Company;
34) approval of the cooperation of the Company with the organizations where the company is interested;
35) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain".
a) on determining the agenda of a general shareholders meeting (Members) of a SDC;
b on reorganizing, liquidating a SDC;
c) on determining the number of directors on the Board of Directors of a SDC, nominating and electing its members and early termination of their terms of office;
d) on determining the quantity, nominal value, class (type) of the declared shares of SDC and rights conferred by these shares;
e) on increasing the chartered capital of a SDC by increasing the nominal value of shares or placing additional shares
f) on placing SDC securities convertible into ordinary shares;
g) on splitting, consolidating the shares of a SDC;
h) on approving major deals made by SDCs;
i) on participation of SDC s in other organizations (on joining an operating organization or establishing a new organization) as well as on acquiring, alienating or encumbering shares and units in the chartered capitals of organizations in which a SDC is a member, and on changing the unit in the chartered capital of the respective organization;
j) on making deals by a SDC (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;
k) on making changes and amendments to the chartered documents of SDC;
l) on determining the procedure for remuneration's payment to the members of the Board of Directors and Revision Committee of SDC;
36) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain":
a) on determining the position of SDC representatives on items of agendas of general shareholders meeting (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs, concerning the making (approval) of deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;
b) on determining the position of SDCs representatives on items of agendas of general shareholders meetings of (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs that are engaged in the production, transmission, dispatching, distribution and sale of electricity and heat, on reorganization, liquidation, and increase of the chartered capital of such companies by increasing the nominal value of the shares or by placing additional shares, and placing of securities convertible in ordinary shares

37) preliminary approval of decisions of resolutions on the Company entering into:
a) deals with the Company's non-circulating assets constituting 10 to 25% of the balance sheet value of those assets as of the date of the decision to make such a deal;
b) deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) determined by a separate procedure established by the Board of Directors of the Company;
38) decision making on the Company entering into deals that constitutes fixed assets or incorporeal assets of the Company constituting 5-25% of the balance sheet value of the fixed assets of the Company as for the date of the decision to make such a deal;
39) approval of nominees subject to election to the post of Sole executive body, other management bodies, supervision bodies, also candidate of the auditor of the companies, whose shares and units are held by the Company, intended to production, , transmission, dispatching, and distribution of electricity and heat , also repair and maintenance;
40) defining of insurance guarantees including approval of the Insurer of the Company;
41) approval of the independent valuator (valuators) of the company intended to define the value of shares, property and other fixed assets of the company in the cases provided by the Federal Law "on Joit Stock Companies, by the Articles of Association, also by separate decisions of the Board of Directors of the Company;
42) preliminary approval of collective agreement and other agreements made by the Company within the social-labor relations regulating;
43)approval of a candidate of the Financial consultant whose attraction is obligatory according to the Federal Law "On securities market".
44) other questions included in the competence of the Board of Directors by the Federal Law "On Joint Stock Companies" and by the Articles of Association.

Competence of the Sole and Corporate Executive Bodies of JSC "Kuzbassenergo":
Management of the current activity of the Company is in the competence of the Sole executive Body , i.e. General Director and of the Corporate Executive Body, i.e. Management Board of the Company.
The following issues are in the competence of the Management Board of the Company (according to the par. 20.2 of the art. 20 of the Articles of Association):

- decision making on the issues related to the competence of the superior management bodies of the SDC 100% (one hundred) of the chartered capital in which is owned by the Company (according to the subparagraphs 37 and 38 of the paragraph 15.1 of the Articles of Association);
- preparation and submitting for consideration of the Board of Directors the reports on financial and economic activity of SDC, 100% (one hundred) of the chartered capital in which is owned by the Company;
- development and submitting for consideration to the Board of Directors the long-term plan of the main activity areas of the Company;
- preparation of annual (quarterly) business-plan and report on its lay-out, also approval (correction) the cashflow (budget) of the Company, in case if the Board of Directors of the Company did not approve the cashflow (budget) of the Company;
- preparation of report on financial and economic activity of the Company, on fulfillment by the Management Board of resolutions adopted by the General meeting of shareholders and by the Board of Directors of the Company;
- approval of education and professional development plans and actions for the labor staff of the Company;
- making decision on the entering into deals which subject are the property, works and services with constituting 1 to 5% of the balance sheet value of the fixed assets of the Company defined as for the date of such a decision making (except for the cases provided by the subparagraphs 39, 40 pf the paragraph 15.1 of the Articles of Association);
examination of reports on the results of the approved plans lay-out, also the programs, directions, report's examination, documents and other information on the company's activity and its subsidiaries and affiliated companies made by the deputies general directors, heads of the organization departments of the company;
- decision making on other issues concerning daily activity of the Company in accordance with resolutions of the General meeting of the Company, the Board of Directors, also the issues submitted for consideration to the Management Board by the General Director of the Company.

The competence of the General director of the Company includes all issues of daily activity management of the Company except for related to the competence of the General Meeting of Shareholders of the Company, the Board of Directors and the Management Board of the Company.

The General Director acts without a power of attorney on behalf of the Company with those limitations provided by the legislation in force, by the Articles of Association and by the resolutions of the Board of Directors and performs the following actions on behalf of the Company:
- provides fulfillment of the activity plans of the Company obligatory to its tasks decision;

- organizes accounting process and reporting in the company;
- disposes of the Company's property, enters into the deals on behalf of the Company, grants powers of attorney, opens settlement accounts and other accounts of the Company in banks, other credit institutions (also in the cases provided by the current legislation in the institutions whish are the professional participants s of the securities market);
- issues orders, approves (accepts) instructions, local normative acts and other internal documents of the Company over the issues under his competence, gives instructions which are compulsory for execution by all the Company's staff;
- approves the Provisions on the subsidiaries and representative offices of the Company;
- approves the principal composition of the executive body of the Company;
- according to the principal composition of the executive body of the Company approves the staff list and official salary of the Company's labor staff;
- accomplishes his rights and duties as employer toward the labor staff of the Company provided by the labor legislation in force;
- carries out the functions of the Chairman of the Management board of the Company;
- distributes duties between the deputies General Director;
- submits for consideration of the Board of Directors the reports on financial and economic activity of subsidiaries and affiliated companies which shares (units) are in the property of the Company; also information on other companies where the Company has his interest except for the cases provided by the subparagraph 2), paragraph 20.2, article 20 of the Articles of Association;
- not later than forty-five (45) days before the date of the annual general shareholders meeting of the Company, submits the Company's annual report, balance of accounts, profit and loss statement, profit and loss distribution for the consideration of the Company's Board of Directors;
- makes decisions on other issues related to the current daily activity of the Company except the issued within the competence of General meeting of shareholders of the Company, the Board of Directors and the Management Board of the Company.

The Corporate behavior (governance) Code was not approved in the JSC "Kuzbassenergo", thus in its relations with the shareholders the JSC "Kuzbassenergo" is guided by the Corporate Governance Code of JSC RAO "UES of Russia" approved by the resolution of the Board of Directors of JSC RAO "UES of Russia" (minutes №104 dd. 09.11.2001).

5.2. Information about members of the issuer's management bodies

Board of Directors:

1. **Vagner Andrey Alexandrovich – member of the Board of Directors**

Date of birth: 1957.
Education: higher
Experience for the last 5 years

Period: *2000 - 2004*
Institution: *RAO "UES of Russia"*

Post: *Chief of the Department on electric plants*
Period: *2004- present time*
Institution: *RAO "UES of Russia"*

Post: ***Deputy managing director of the Business unit №2*.**

Share in the chartered capital of the Issuer: ***0,027 %.***

Share of ordinary shares in the chartered capital: ***none***

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***

Participating interest in the issuer's subsidiaries and affiliated companies: ***none***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "TGC-10", Chairman of the Board of Directors ;
2. JSC "Nizhedorodskaya generating company", Chairman of the Board of Directors;
3. JSC "Serovskaya GRES", Chairman of the Board of Directors;
4. JSC "OGC-4", Chairman of the Board of Directors;
5. JSC "Surgutskaya GRES-1" Chairman of the Board of Directors;
6. JSC 'Stavropolskaya GRES", Chairman of the Board of Directors;
7. JSC "Volzhskaya TGC" (Fuel generating company -7), member of the Board of Directors;
8. JSC «Siberian ENTTs" Chairman of the Board of Directors;
9. JSC "Berezovskaya GRES", Chairman of the Board of Directors.

Bolshakov Andrey Nickolaevich – Member of the Board of

Date of birth – 1955

Education: ***higher***

Experience for the last 5 years:

Period: ***1998-2002***

Institution: ***Ministry of Russian Federation on nuclear power***

Post: ***Consultant***

Period: ***2002 – 2005***

Institution: ***MDM Group, Joint Stock Company "Siberian Coal Energy Company"***

Post: ***Deputy chief of Department on strategical development***

Period: ***2005 – 2006***

Institution: ***Limited Liability Company "Investments and development Group"***

Post: ***Manager of projects on fuel-energy complex.***

Period: ***2006 – present time***

Institution: ***Joint Stock Company "Siberian Coal Energy Company"***

Post: ***Expert in fuel and energy complex problems***

Share in the chartered capital of the Issuer: ***none***

Share of ordinary shares in the chartered capital: ***none***

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***

Participating interest in the issuer's subsidiaries and affiliated companies: ***none***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "Khabarovkenergo", Member of the Board of Directors ;
2. JSC "Omsk energy generating company", Member of the Board of Directors ;
3. JSC "Buriatgeneration", Member of the Board of Directors ;
4. JSC "TGK-14 (Fuel generating company -14), Member of the Board of Directors ;.
5. JSC "Amurenergo" , Member of the Board of Directors;
6. JSC "Dalenergo", Member of the Board of Directors;
7. JSC "Dalnevostochnaya generating company" ;
8. JSC "Omskenergo";
9. ZAO "LuTEC".

Bychkov Mikhail Yurievich – Member of the Board of Directors
Date of birth: ***1978***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999-2001***
Institution: **ZAO Legal agency "KB EGIDA"**
Post: **legal adviser**

Period: ***2001 – 2003***
Institution: ***Ltd. "FEAT"***
Post: ***legal adviser***

Period : ***2003 – 2003***
Institution: ***ZAO "Stoyteks Moscow"***
Post: ***Head of corporate department***

Period: ***2003 – 2004***
Institution: Ltd. "Balance-Profi"
Post: **legal adviser**

Period: ***2004 – present time***
Institution: ***JSC RAO "UES of Russia"***
Post :***Leading expert***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "Energoteplocontrol" (Omsk) , Member of the Board of Directors;
2. JSC "Northern Caucasia energy reparing company", Member of the Board of Directors;
3. JSC "Kuzbassetremont", Member of the Board of Directors;
4. JSC "Serovskaya TETS", Member of the Board of Directors;
5. JSC "Dzerzhinskaya TETS", Member of the Board of Directors;
6. JSC "Karacheyevo-Cherkesskenergo" , Member of the Board of Directors;

Grekhov Andrey Nickolaevich – Member of the Board of Directors
Date of birth: ***1969***
Education: ***higher***
Experience for the last 5 years:
Period: ***2000 - 2001***
Institution: ***JSC "Novosibirskenergo"***
Post: ***Deputy financial director***

Period: ***2001 – 2002***
Institution: ***«Vimm-Bill-Dann Azia"***
Post: **Director on development**

Period: ***2002 – 2004***
Institution: ***«Vimm-Bill-Dann Azia"***
Post: ***Executive Director of the plants belonging to JSC "Ufamolagroprom" (Ufa)***

Period: ***2004 – 2004***
Institution: ***Financial expertise bureau***
Post: ***Consultant on electroenergetic's areas***

Period: ***2004 – present time***
Institution: ***JSC RAO "UES of Russia"***
Post: ***Chief expert of the Department of market of the Centre on reforming management.***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Evseenkova Elena Vladimirovna – Member of the Board of Directors
Date of birth: ***1980***
Education: ***higher***
Experience for the last 5 years:
Period: ***2002 - 2003***
Institution: ***JSC RAO "UES of Russia"***
Post: ***First category Expert***

Period: *2003 – 2004*
Institution: ***JSC RAO "UES of Russia***
Post: ***Leading expert***

Period: ***2004 – present time***
Institution: ***JSC RAO "UES of Russia***
Post: ***Head of a sector of the Department on economic planning and financial supervision of the Business Unit №2.***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "Berezovskaya GRES", Member of the Board of Directors;
2. JSC "Surgutskaya GRES-1", Member of the Board of Directors;
3. JSC «FGC-13».

Eliseeva Irina Eduardovna – Member of the Board of Directors
Date of birth: ***1978***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999 - 2002***
Institution: **ZAO "TransExpert"**
Post: **Legal adviser**

Period: ***2002 – present time***
Institution: **Firm of attorneys №21 of the Bar "Moscow city Bar-1"**
Post: ***Advocate.***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***.
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "Orlovskaya main-line network company", Member of the Board of Directors;
2. JSC "Energoservice" (Omsk), Member of the Board of Directors;
3. JSC "Daltechenergo", Member of the Board of Directors;
4. JSC "Yakut energy repairing company", Member of the Board of Directors;

5. JSC "Nieriungryenergoremont" , Member of the Board of Directors;
6. JSC "Khabarovsk repair-building company", Member of the Board of Directors;
7. JSC "Kirovenergosbyt", Member of the Board of Directors;
8. JSC "Cheliabenergosbyt", Member of the Board of Directors;
9. ZAO " MSC "Health Center "Energetic" (Kemerovo), Member of the Board of Directors;
10. JSC " Specavtokhoziaystvo" (Chita), Member of the Board of Directors;
11. JSC "Guberovsky repair –mechanical plant", Member of the Board of Directors.
12. JSC"Buriatenergosbyt", Member of the Board of Directors.

Kozhura Ruslan Viacheslavovich – Member of the Board of Directors
Date of birth: ***1963***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999 – present time***
Institution: ***Firm of attorneys "Anis and Co." of the Bar 'Moscow city Bar "***
Post: ***Advocate***
Period: ***1999 – 2001***
Institution: ***International methodological association.***
Post: ***Senior research assistant, science secretary***
Period: ***2001 – present time***
Организация: ***Moscow Physicotechnical Institute (State University).***
Post: **Senior law chair member**

Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no*** .
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. National Federation of consultants and auditors, Member of the Board, Chairman of the Committee;
2. JSC PRP "Omskenergoremont" , Member of the Board of directors;
3. JSC "Industrial and repairing enterprise" (Chita), member of the Board of directors;
4. ZAO "LuTEC", deputy Chairman of the Board of directors since;
5. JSC "Sakhaenergo", member of the Board of directors;
6. JSC "Habarovskaya industrial and repairing company", member of the Board of directors;
7. JSC "Khabarovskaya energotechnical company", member of the Board of directors;
8. JSC "Cheliabinskaya generating company", member of the Board of directors;
9. JSC "Engerneering and construction company", member of the Board of directors;
10. JSC "PRP-lines", member of the Board of directors;
11. JSC "Dalenergoset'project", member of the Board of director;
12. JSC "Buriatset'remont", member of the Board of directors;
13. JSC "Habarovskenergo", Member of the Board of directors.

Mazikin Valentine Petrovich - member of the Board of Directors

Date of birth: **1945.**
Education: **higher**
Experience for the last 5 years
Period: ***1998 - 2001.***
Institution: ***Kemerovo regional administration***
Post: ***First Deputy Governor of Kemerovo region for fuel and energy complex***
Period: ***2001 – present time.***
Institution: ***Kemerovo regional administration***
Post: ***First Deputy Governor of Kemerovo region***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. ***Open Joint Stock Company "Coal Company "Kuzbassrazrezugol", member of the Board of directors.***

Platonov Vladimir Yurievich - member of the Boar of Directors
Date of birth: ***1959.***
Education: ***higher***
Experience for the last 5 years:
Period: ***1998 – 2004***
Institution: ***RAO "UES of Russia".***
Post: ***Deputy Chairman of the Management Board – Head of economic security and regime Department***
Period: ***2004- present time***
Institution: **RAO "UES of Russia".**
Post: ***Member of the Management Board***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Shulin Maxim Igorevich – Member of the Board of Directors
Date of birth: ***1978***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999-2003***
Institution: ***JSC "Sverdlovenergo"***

Post: deputy chief of the department on financial planning and procedure on debtor's payments.

Period: ***2003-2003***
Institution: ***representative office "Uralenergo" of JSC RAO "UES of Russia"***
Post: ***Adviser on the Board of Director's work***
Period: ***2003- present time***
Institution: ***Fund "Institute of professional directors"***
Post: ***Adviser.***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "Altayenergo", member of the Board of directors since;
2. JSC "Arhenergo", member of the Board of directors;
3. JSC "Kirovenergo", member of the Board of directors;
4. JSC "Kurganenergo", member of the Board of directors;
5. JSC "Omskenergo", Deputy Chairman of the Board of Directors;
6. JSC "Udmurtenergo", member of the Board of directors;
7. JSC "Cheliabenergo", member of the Board of directors;
8. JSC "Votkinskaya GES", member of the Board of directors;
9. JSC "FGC-10", member of the Board of directors since
10. JSC "FGC-13", member of the Board of directors;
11. JSC "Voronezhskaya UEC ", member of the Board of directors
12. JSC "Mariiskaya regional generating company ",member of the Board of directors since
13. JSC "Mordovskaya main power lines company", member of the Board of directors;
14. JSC "Novgorodskaya energy sales company", Deputy Chairman of the Board of directors 5;
15. OP "Verhne-Mutnovskaya GeoES", member of the Board of directors;
16. JSC "Permenergoremont", member of the Board of directors since ;
17. JSC "Priokskaya territory generating company", member of the Board of directors;
18. JSC "Riazanskie main power lines", member of the Board of directors;
19. JSC "Sverdlovskaya energy servicing company", member of the Board of directors;
20. JSC "Smolenskaya GRES", member of the Board of directors;
21. JSC "Tambovskaya energy sales company", member of the Board of directors ;
22. JSC "Tverskaya generating company", member of the Board of directors;
23. JSC "Managing company Daghenergo", member of the Board of directors ;
24. JSC "Yaroslavskaya sales company", member of the Board of directors ;
25. JSC "Kirovenergospecremont", member of the Board of directors;
26. JSC "Magadaneletrosetremont", member of the Board of directors;
27. JSC "Neriungryenergoremont", member of the Board of directors;
28. JSC "Orenburgelectrosetremont", member of the Board of directors;
29. JSC "PermGRESteploavtomatica", member of the Board of directors;
30. JSC "Permelectrosetremont", member of the Board of directors;

31. JSC "Severenergoremont", member of the Board of directors ;

32. ZAO "CK Privatenergostrakh", member of the Board of directors;

33. Ltd. "CB "Permenergo", member of the Board of directors.

Shumilov Alexander Alexandrovich – deputy Chairman of the Board of Directors

Date of birth: ***1967***

Education: ***higher***

Experience for the last 5 years:

Period: ***2000-2001***

Institution*:* ***LTD. "Firm Toner" (Novgorod)***

Post: ***Commercial Director***

Period: ***2001-2003***

Institution*:* ***JSC "Nizhnovenergo"***

Post: ***Deputy General Director on reforming and property.***

Period: ***2001-2003***

Institution*:* ***JSC "Nizhnovenergo"***

Post: ***Deputy General Director on reforming and property.***

Period: ***2003- present time***

Institution: ***"MDM Group"/ Closed Joint Stock Company "Siberian Coal and Energy Company" (ZAO "SUEC")/ Closed Joint Stock Company Holding Company "Siberian Coal and Energy Company" (ZAO"HC "SUEC) / Joint Stock Company "Siberian Coal and Energy Company" (JSC "SUEC")***

Post: ***Deputy Director of department on the strategy of energy complex, Chief of Administration of power assets.***

Share in the chartered capital of the Issuer: ***none***

Share of ordinary shares in the chartered capital: ***none***

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***

Participating interest in the issuer's subsidiaries and affiliated companies: ***none***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. JSC "Yakutskenergo", Member of the Board of directors;
2. JSC "OGC-6", Member of the Board of directors;
3. JSC "Prokopievskenergo", Member of the Board of directors;
4. JSC "Energoavtotrans", Member of the Board of directors;
5. JSC "Production and repairing company – Stations", Member of the Board of directors;
6. JSC "Chitatechenergo", Member of the Board of directors;
7. JSC "PRP Primorenergoremont", Member of the Board of directors ;
8. JSC "Tulaenergoremont", Member of the Board of directors;
9. JSC "Orlovskaya generating company", Member of the Board of directors;
10. JSC "Socsphere", Member of the Board of directors;
11. JSC "FGC-14", Member of the Board of directors ;
12. JSC "Autotransport"Energo", Member of the Board of directors;

13. JSC "Dalenergotechcomplect", Member of the Board of directors;
14. JSC "Altayelectrosetremont", Member of the Board of directors ;
15. JSC "Buryatenergosbyt", Member of the Board of directors.

Sole and corporate management bodies of the Issuer and officials of the managing issuer.

The Sole executive body of the issuer also the members of the corporate executive body of the issuer:

Members of the Management Board:

Mikhailov Sergey Nickolaevich - Chairman of the Management Board

Year of birth: ***1959***
Education: ***higher***
Experience for the last 5 years:
Period: ***2000 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***General Director***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. Open Joint Stock Company Bank "Alemar", member of the Board of Directors.

Grebennikov Alexey Antonovich
Year of birth: ***1939***
Education: ***higher***
Experience for the last 5 years:
Period: 1998 – 2001
Institution: JSC "Kuzbassenergo"
Post: First Deputy General Director
Period: 2001 – present time
Institution: JSC "Kuzbassenergo"
Post: First Deputy General Director on general issues
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Ivanov Boris Ivanovich
Year of birth: ***1960***
Education: ***higher***
Experience for the last 5 years:
Period: **1999 – present time**
Institution: **JSC "Kuzbassenergo"**
Post: **Deputy General Director for fuel supply.**

Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Erofeev Alexander Kuprianovich
Year of birth: ***1959***
Education: ***higher***
Experience for the last 5 years:
Period: ***2000 - 2001***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director for accounts receivable - Head of the marketing and investment planning department***

Period: ***2001 - 2002.***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director for accounts receivable and restructuring***
Period: ***2002 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director for corporate governance.***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Lavrov Alexander Mikhailovich
Year of birth: ***1950***
Education: ***higher, Doctor of Economics, Corresponding Member of West-Siberian Department of Academy.***
Experience for the last 5 years:
Period: ***1997-2001***
Institution: ***Kemerovo regional Administration***

Post: ***Deputy Governor on economy and finance***
Period: ***2001-2002***
Institution: ***Representative office of LTD. "Elke Trading", Kemerovo***
Post: ***General manager on projects in the Kuzbass***
Period: ***2002-2004***
Institution: ***Kemerovo State University***
Post: ***Head of the marketing chair.***

Period: ***2004 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director on finance and economic***

Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:

1. Open Joint Stock Company Bank "Alemar", member of the Board of Directors.

Petrov Leonid Prokhorovich
Year of birth : ***1961***
Education: ***higher***
Experience for the last 5 years:
Period: ***1998-2004***
Institution: ***"Energosbyt" subsidiary of JSC "Kuzbassenergo"***
Post: ***Deputy Director.***

Period: ***2004 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director on supply, Director of the subsidiary "Energosbyt".***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the Board of Directors of the following legal entities:
1.Limited liability company "Sbytenergo", Chairman of the Board of Directors.

Gretsinger Yury Alexandrovich
Year of birth: ***1953***
Education: ***higher***
Experience for the last 5 years:
Period: ***1998 – 2004***
Institution: ***JSC "Kuzbassenergo"***
Post: ***deputy General Director on capital construction***

Period: ***2004 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***deputy General Director on production, Technical Director***
Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Mikhailov Sergey Nickolaevich is the Sole executive body of the issuer

Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer

In accordance with the Regulations on payment of compensation and remuneration to the members of the Board of Directors approved by the annual general meeting of shareholders of the Company spent 02.06.2003, remuneration to the members of the Board of Directors shall to be paid for:

- participation at the meeting of the Board of Directors (whether the form) to the member of the Board of Directors of the company in sum of five times over minimal month rate of employer of 1st grade, fixed by the sectoral tariff agreement as for a day of the meeting of the Board of Directors holding .

- If the general meeting of shareholders approved a decision on dividend payment on the ordinary shares of the company at the outcome of the fiscal year (or over results of the 1st quarter/ half year/ nine months) to the member of the board of Directors shall to be paid a remuneration, which sum shall be calculated according to amount of declared by the company dividends on ordinary shares and quantity of meetings where the member of the Board of Directors took part.

Remuneration's amount paid to the Chairman of the Board of Directors shall be increased to 50%.

Besides, all travel expenses shall be paid as compensation to the member of the Board of Directors.

During the year 2005, remuneration amounted RUR 5 135 482 (five millions one hundred thirty five thousands four hundred eighty two) was paid to the members of the Board of Directors.

In the first half a year 2006 remuneration amounted 1 189 410 (One million one hundred eighty nine thousands four hundred and ten roubles) was paid to the members of the Board of Directors.

Income of members of the Management Board is formed from the income of the stuff employees of JSC "Kuzbassenergo", also remuneration defined according to the labor contract concluded with the member of the Management Board. Labor contract in accordance with the "Resolution on the Management Board of the Kuzbass open joint stock company of energy and electrification" approved by the general meeting of shareholders of JSC "Kuzbassenergo" dd. 21.06.2002 on behalf of the Company shall be signed by the Chairman of the Board of Directors or by the person authorized by the Board of Directors of the Company.

Provisions of the labor contract shall to be defined by the Board of Directors or by the person authorized by the Board of Directors of the Company to subscribe the labor contract.

Monthly remuneration equal to 10% of the official salary shall be paid to the member of the Management

Board.

In the first half a year 2006 remuneration amounted 510 076 (Five hundred and ten thousands seventy six roubles)) was paid to the members of the Board of Directors.

5.4. Information about the structure and capacity of the units of control over the issuer's financial and economic activities

To exercise control over financial and economic activities of the Company the General meeting of shareholders elects the Revision Committee of the Company on a term till the next annual general meeting of shareholders.

The number of members of Revision Committee is 5 (five) persons.
The competence of the Revision Committee of the Company (according the art. 22 "Revision committee and the Company's Auditor" of the Articles of Association of JSC "Kuzbassenergo" is the following:

- *endorsement of data adequacy contained in the annual report, accounting report, profits and losses account of the Company;*
- *analysis of financial situation of the Company, reveal of the Company's financial situation improvement reserve and recommendations for the Management Bodies of the Company;*
- *control and analysis of adequacy and completeness of the Company's auditor review;*
- *supervision (revision) of financial and economic activity of the Company, i.e.:*
- *supervision (revision) of financial, accounting, payment and account documents of the Company concerning the Company's financial and economic activity in order to check out its compliance with the RF legislation, with Articles of Association, internal and other documents of the Company;*
- *control of the safety and using of the fixed assets;*
- *control of the compliance of the fixed order of debt amortization of insolvent debtors on the Company's losses;*
- *control of the Company's cash assets outlay in accordance with the fixed business-plan and budget of the Company;*
- *control of forming and using of the reserve and other special funds of the Company;*
- *check-out of accuracy and timeliness of the Company's share dividends to be charged and paid, also the bonds interests and other securities profit;*
- *check-out of execution of the earlier issued orders to eliminate violations and defects revealed by the previous check-out (revisions);*
- *approval of the data adequacy and completeness on the interest (absence of interest) of member of the Board of Director, also the person executing the Sole executive Body authorities including the management company or a manager, member of the Management Board in transactions provided by the art. XI of Federal Law "On Joint Stock Companies";*
- *other activities (actions)concerning the check-out of financial and economic activity of the Company;*

Department of internal audit and Service on economic and informational security and procedures are the apparatus of the executive body of the Company exercising internal control.

Department of internal audit carries out the supervision according to the annual schedule of the complex check-out execution approved by the general Director; but the annual plan for the Service on economic and informational security and procedures is subject to approval of the deputy general director on security.

Deputy general director of corporate governance and deputy director on security of issues exercise the plan fulfillment supervision.
Furthermore the Financial department, Legal department and if it's necessary engineering and other services participate in the process of supervision.
Department on internal auditing was established in 1995. The number of members of this department is 5 (five) persons, with its chief Mrs. Laritskaya Tatiana Dmitrievna: year of birth 1955, education –higher, has

a certificate of professional auditor.

Major functions of the Department on internal audit:

- *organizing and spending of the complex and target check-outs of financial and economic activity of the company's subsidiaries and affiliated companies;*
- *control over the subsidiaries revision committee's activity;*
- *appraisal of internal audit efficiency and procedure, elaboration and appraisal of the control procedures spent by subsidiaries, also by organization departments of the Company;*
- *checking-out of the legislation compliance to the company's internal normative documents; also requirements on the accounts policy and execution of decisions and resolutions of the management bodies and the management of the Company;*
- *checking-out of the Company's property availability, condition and safety;*
- *analysis of the information received as a result of checks, development and submitting in accordance with established procedure to the management bodies of the Company of the reports on the results of checks, also proposals on elimination of the revealed violations and defaults, recommendations on determination of efficiency of Company's financial investments in the chartered capitals of enterprises and institutions;*
- *target checking- out aimed to define efficiency of the company's financial investments in the chartered capitals of enterprises and institutions;*
- *analysis of financial and economic situation of SDC aimed to evaluate the subsidiary's activities results to make management decisions;*
- *organization of a competitive selection of the auditing firms to conduct the external audit of the subsidiaries;*
- *cooperation with external auditors in of financial and economic activity of the subsidiaries checking-out, examination of the external auditor's reports and submitting of proposals to the management bodies of the Company on safety and expediency of this auditing firm services using;*
- *auditor's activity methodology perfection;*
- *participation in drawing-up of the annual production and technical-economic report of the Company;*
- *preparation of information on the results the spent check-outs to the balance committee etc.*

Chief Accountant of the Company cooperates with the external auditor.

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities

Personnel composition of the Revision Committee:

Rudnev Dmitry Andreevich

Education: ***higher***

Experience: present time

Institution: **JSC RAO "UES of Russia"**

Post: ***Principal specialist of the Department on business planning of the Corporate Center***

Share in the chartered capital of the Issuer: **none**

Share of ordinary shares in the chartered capital of the issuer : **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***

Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Smirnova Elena Evguenievna
Year of birth: ***1976***
Education: ***higher professional***
Experience for the last 5 years:
Period: ***2000- 2001***
Institution: ***Ltd. "Avicom A"***
Post: ***deputy chief accountant, financial controller***

Period: ***2001 – 2003***
Institution: ***Representative office "Centerenergo" of JSC RAO "UES of Russia"***
Post: Adviser on revision committee's activity

Period: ***2003-2004***
Institution: ***ZAO "Transservicenergo"***
Post: ***Deputy General director on economics***
Period: 2004 - present time
Institution: ***JSC RAO "UES of Russia"***
Post: ***Chief of department of Business-unit №2 on revision committee's activity***

Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Dolgopol Olga Semenovna –Chairman of Revision Committee
Year of birth: ***1948***
Education: ***higher***
Experience for the last 5 years:
Период: ***1997- present time***
Организация: ***JSC RAO 'UES of Russia".***
Post: ***Leading specialist, deputy chief of department; chief of the department on financial audit of the Corporate Center of JSC RAO 'UES of Russia".***
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Blagoveshenskaya Larisa Valentinovna
Education: ***higher***
Experience for the last 5 years:
Period: ***present time***
Institution: ***JSC RAO 'UES of Russia".***
Post: ***Chief o the f section of department on economic planning and financial control of the Business Unit -№ 2***

Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Laritskaya Tatiana Dmitrievna
Year of birth: ***1955***
Education: ***higher professional***
Experience for the last 5 years:
Period: ***2000 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Chief of department on internal audit***

Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: **none**
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities

Remuneration and compensation to the members of Revision Committee are paid in accordance with Regulation in force on payments of remuneration and compensation to the members of Revision Committee of the Company, approved by annual general meeting of shareholders of the Company, (minutes №10, dd. 21.06.2002.

Total sum of remuneration amounted RUR 1 652 108 (one million six hundred fifty two thousands one hundred eight rubles) , and of compensations RUR 461 906 (four hundred sixty one nine hundred six rubles) was paid to the members of Revision Committee in the year 2005.

At the outcome of 1st the half year 2006 RUR 647 045 (six hundred forty seven thousands forty six) were paid to the members of the Revision Committee, where RUR 385 056 (three hundred eighty five thousands fifty six roubles) were paid as remuneration.

5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)

Index	I quarter 2006	II quarter 2006
average number of personnel, peoples.	9402	9308
Share of personnel of the issuer having the higher professional education, %	32,3	30,26
Volume of money terms aimed to remuneration of labour, thousands RUR	453 172,4	428 019,6
Volume of money terms aimed to social security, RUR thousands	18 625	36 408
Total volume of the expended assets, RUR thousands	6 276 938	6 134 078

Employees of the Issuer having effect on a financial and economic activity of the Issuer (key personnel):
There are no such employees being the management bodies of the Company and having an essential effect on the financial and economic activity of the Issuer.

Information on a trade-union body availability in the Company:

Personnel (workers) of the JSC "Kuzbassenergo" established the trade-union.

Labour stuff of the JSC "Kuzbassenergo" approved a labour contract 2005-2006 at the conference spent In 15.12.2004 .

The labour contract is a legal deed adjusting a social and labour relations between the stuff and the JSC "Kuzbassenergo" as employer, also establishing remuneration norms and other working conditions, social benefits and guarantees together with the law in force.

Labour contract aimed to secure an effective work of the JSC "Kuzbassenergo", also protection of social and economic rights and interests of the employees, and maintenance of a normal standard of their living.

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)

There are no agreement or obligations of the Issuer related to the possibility of the Issuer's employees' (workers')participation in its authorized (share) capital (unit trust). The possibility of offering the Issuer's employees (workers) the Issuer's options is not provided for.

VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest

6.1. Information about the total number of shareholders (participants) of the issuer

The total number of the Issuer's shareholders as of the date of the end of the reporting quarter by 30 of June 2006: 1517.

7 of them are the nominal holders:

1. ***Ltd. "Depository and corporate technologies" ;***
2. ***ZAO "Raiffaizenbank Austria" ;***
3. ***ZAO "Depository and Clearing Company";***
4. ***"ING BANK "UERASIA) ZAO (Closed joint stock company);***
5. ***Non commercial partnership "National depository center";***
6. ***Closed Joint Stock Company "UBS Nominees"***

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its authorized (pooled) capital (unit trust), or at least 5 percent of its ordinary shares; information about the participants (shareholders) of such entities owning at least 20 percent of their authorized (pooled) capital (unit trust) or at least 20 percent of their ordinary shares

Full company name and abbreviation: **Limited liability company *"Depository and corporate technologies", Ltd. Depository and corporate technologies"(nominal holder)***
Registered office: 17 , build. 1, Ramenky str., Moscow
Share in the issuer's chartered capital: ***49 %***
Shareholders (participants) owning at least 20 percent of the chartered capital of the issuer's shareholder (participant):

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Registered office: ***7, Kitaygorodsky prospect, Moscow, Russia***
Taxpayer Identification Number: ***7705018828***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

Full company name and abbreviation: ***Closed Joint Stock Company "Raiffaizenbank Austria". ZAO "Raiffaizenbank Austria" (nominal holder)***
registered office: ***17, stroienie 1, Troitskaya str., Moscow, RF, 129090***
Share in the issuer's chartered capital: ***43,47 %***
Shareholders (participants) owning at least 20 percent of the chartered capital of the issuer's shareholder (participant):

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company", JSC "SUEC".***
Location: ***7, stroieniye 22, Derbenevskaya naberezhnaya, Moscow, 115114***
Taxpayer Identification Number: ***7708129854***
Share in the issuer's chartered capital: ***43,47%.***
Share of the issuer's ordinary shares: ***43,47 %.***

6.3. Information about the share of the government or municipal authority in the issuer's authorized (pooled) capital (unit trust), availability of an exclusive right ("golden share")

By the Resolution of the Committee on governance of the state real estate property of the Kemerovo region №330 dd. 21.09.1993 "On privatization and reorganization of a POE&E of the JSC "Kuzbassenergo" into the Kuzbass joint stock company of energetics and electrification of the open type" the Company's ordinary stocks were not assigned to the state property (federal, subject of Russian Federation).

The Committee on governance of the state real estate property of the Kemerovo region had acquired the Company's ordinary stocks in a number of 100 pieces equal to 0.000016% of the chartered capital of the company at the secondary securities market.

Registered office of the Committee: ***58, Sovietsky prospect, Kemerovo, Russia, 650099***
Holding of stocks of the issuer assigned to the State (municipal) ownership: ***no***

Availability of special right to Russian Federation participation, also the Russian Federation subjects, municipal institutions in the administration of the Issuer's affairs ("golden share"): ***not provided.***

6.4. **Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)**

Restriction of the number of shares per one shareholder, and /or their total nominal value, and/or maximum number of votes granted to one shareholder, are not stipulated by the Issuer's Articles of Association.

The legislation of the Russian Federation or other regulatory acts of the Russian Federation do not provide for restrictions for the participation of foreign entities in the issuer's chartered capital.

There are no other restrictions related to participation in the issuer's chartered capital.

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its authorized (pooled) capital (unit trust) or at least 5 percent of its ordinary shares

The list as for the date of 23.04.2001:

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***

Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's chartered capital: ***8,85 %***
Share of the issuer's ordinary shares: ***8,85 %***

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's chartered capital: ***18,96 %***
Share of the issuer's ordinary shares: ***18,96 %.***

The list as for the date of February, 25, 2002:

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's chartered capital: ***12,87 %***

Share of the issuer's ordinary shares: *12,87 %*

Full company name and abbreviation: *Renaissance Securities (Cyprus) Limited*
Share in the issuer's chartered capital: *7,42 %*
Share of the issuer's ordinary shares: *7,42 %*

Full company name and abbreviation: *Mastill Enterprises Limited.*
Share in the issuer's chartered capital: *6,24 %*
Share of the issuer's ordinary shares: *6,24 %*

Full company name and abbreviation: *THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the issuer's chartered capital: *7,17 %*
Share of the issuer's ordinary shares: *7,17 %*

Full company name and abbreviation: *Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"*
Share in the issuer's chartered capital: *49 %*
Share of the issuer's ordinary shares: *49 %.*

The list as for the date of 8 .05.2002:
Full company name and abbreviation: *Renaissance Nominees (Cyprus) Limited*
Share in the issuer's chartered capital: *15,06 %*
Share of the issuer's ordinary shares *: 15,06 %*

Full company name and abbreviation: *Trans - Siberian Electricity Company Limited*
Share in the issuer's chartered capital: *15,00 %*
Share of the issuer's ordinary shares: *15,00 %*

Full company name and abbreviation: *Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"*
Share in the issuer's chartered capital: *49 %*
Share of the issuer's ordinary shares: *49 %*

The list as for the date of 18 .04. 2003:
Full company name and abbreviation: *BODMIN INVESTMENTS LIMITED*
Share in the issuer's chartered capital: *19,36 %*
Share of the issuer's ordinary shares: *19,36 %*

Full company name and abbreviation: *PLANETARY ALIGNMENT LTD.*
Share in the issuer's chartered capital: *15 %*
Share of the issuer's ordinary shares: *15 %*

Full company name and abbreviation: *Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"*
Share in the issuer's chartered capital: *49 %*
Share of the issuer's ordinary shares: *49 %.*

The list as for the date of 7 .05. 2004:

Full company name and abbreviation: *BODMIN INVESTMENTS LIMITED*

Share in the issuer's chartered capital: *14,45 %*

Share of the issuer's ordinary shares: *14,45 %*

Full company name and abbreviation: *PLANETARY ALIGNMENT LTD.*

Share in the issuer's chartered capital: *17,61 %*

Share of the issuer's ordinary shares: *17,61 %*

Full company name and abbreviation: *Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia".*

Share in the issuer's chartered capital: *49 %*

Share of the issuer's ordinary shares: *49 %.*

The list as for the date of 13 .05.2005:

Full company name and abbreviation: *Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".*

Share in the issuer's chartered capital: *43,44 %*

Share of the issuer's ordinary shares: *43,44 %*

Full company name and abbreviation: *Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"*

Share in the issuer's chartered capital: *49 %*

Share of the issuer's ordinary shares: *49 %.*

The list as for the date of 14 .11. 2005:

Full company name and abbreviation: *Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".*

Share in the issuer's chartered capital: *43,48 %*

Share of the issuer's ordinary shares: *43,48 %*

Full company name and abbreviation: *Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"*

Share in the issuer's chartered capital: *49 %*

Share of the issuer's ordinary shares: *49 %.*

The list as for the date of 30 .03. 2006:

Full company name and abbreviation: *Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".*

Share in the issuer's chartered capital: *43,48 %*

Share of the issuer's ordinary shares: *43,48 %*

Full company name and abbreviation: *Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"*

Share in the issuer's chartered capital: *49 %*

Share of the issuer's ordinary shares: *49 %.*

The list as for the date of 12 .05. 2006:

Full company name and abbreviation: *Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".*

Share in the issuer's chartered capital: *43,48 %*

Share of the issuer's ordinary shares: ***43,48 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia"; JSC RAO "UES of Russia"***

Share in the issuer's chartered capital: ***49 %***

Share of the issuer's ordinary shares: ***49 %.***

6.6. Information about the deals made by the issuer, in which it had an interest

In the reporting quarter regulatory bodies of the JSC "Kuzbassenergo" did not approve any deals which cost is 5% and more percents of the balance value of assets in which the issuer had an interest.

The Board of Directors approved 3 transactions with the JSC "System operator –Central Dispatching administration of the United Energy System" to the total amount RUR 25 643 thousands.

6.7. Information about the amount of accounts receivable

Accounts receivable structure by 30.06.2006

Accounts receivable type	Date of payment	
	Less a year	**Less a year**
Buyers and customers' accounts receivable debts, RUR	787 455 000	155 551 000
Including overdue , RUR	500 345 000	0
Accounts receivable in bills receivable, RUR	672 938 000	0
Including overdue , RUR	0	0
Founders' accounts receivable in chartered capital stock payment, RUR	0	0
Including overdue , RUR	0	0
Accounts receivable in paid out advanced money, RUR	443 815 000	842 000
Including overdue , RUR	13 609 000	0
Other accounts receivable, RUR	375 555 000	126 927 000
Including overdue , RUR	80 404 000	0
Total, RUR	**2 279 763 000**	**283 320 000**
Including total overdue , RUR	594 358 000	0

During the reporting quarter the JSC "Kuzbassenergo" accounts receivable reduced by RUR 281 146 thousands or by 9,9%, including due to:

-buyers and costumers – by RUR 225 035 ;

- advances paid to suppliers and contractors – by RUR 151 902.

The debtors who is to pay not less than 10% of total accounts receivable:

Debtor's full company name	Kemerovo join-stock company "Azot"
Debtor's abbreviated company name	KJSC "Azot"
Address	650099, Kemerovo, Predzavodskoy village
Accounts receivable amount, RUR	326 179 000

The amount and terms of overdue accounts receivable (interest rate, penalty provision, fines)	4 000
Affiliation	Not affiliated person
Issuer's Market Share in chartered capital of affiliated person	0
Affiliated person's equity fraction belonging to issuer	0
Affiliated person's Market Share in issuer's chartered capital	0
Issuer's equity fraction belonging to affiliated person	0

VII. The Issuer's accounting reports and other financial information

7.1. The issuer's annual accounting reports
Annual accounting report for the year 2005 was not included in the body of the quarterly report of the Issuer for the II quarter of the year 2006.

7.2. The issuer's quarterly accounting reports for the last completed fiscal quarter
Quarterly accountability for the 1st quarter of 2006 is re presented by the:
- ***balance sheet (form № 1);***
- ***profit-and-loss statement (form № 2);***

Quarterly accountability for the 1st half year 2006 is included in the report as appendix 1.

7.3. Consolidated accountability of the issuer for one complete fiscal year
Consolidated accountability of the issuer for the year of 2005 is reflected in:

- balance sheet (form № 1);
- profit-and-loss statement (form № 2);
- statement on changes in the capital (form № 3);
- cash flow statement (form № 4);
- Appendix to the balance sheet (form №5);
- Auditor's opinion.
Consolidated accounting report for the year 2005 is included in the report as appendix 2.

Consolidated financial accountability for the year 2005, drawn up in accordance with International Financial Accountability Standards, is included in the report as appendix 3.

7.4. Information about the account policy of the issuer

Basic provisions of accounting and tax policy of the JSC "Kuzbassenergo" for the year 2006

1. Basic provisions

1.1. This present provisions was developed in accordance with the requirements of the accounting, tax and civil legislation and applies to the JSC "Kuzbassenergo", his subsidiaries and affiliated companies. .

1.2. Accounting and tax keeping in the executive apparatus of the Company, in subsidiaries and in the representative office is carried out by accounting services headed by the chief accountants.

1.3. Subsidiaries and representative office shall present to the executive body of the Company incompleted reports subject to further balancing and processing, also calculation of the separate taxes to submitting to the higher echelons and taxation bodies.

1.4. Subsidiaries and affiliated joint stock companies shall to keep accounting singly, also to make up balances and other accountings reports, to pay tax and fees in accordance with law in force.

2. Accounting policy forming order.
2.1. Accounting policy of the Company is formed due to admissions applied in accounting keeping and reporting (par. 6 of PBU 1/98):

- *property isolation;*
- *continuity of the Company's activity;*
- *sequence of accounting policy applying;*
- *temporary determinacy of factors of economic activity.*

3. Book keeping ways:

3.1. Ways of accounting keeping chosen by the Company under accounting policy forming must be applied by all subsidiaries and representative offices independently from their location.

4. Order of accounting arrangement and keeping.

Manager and Chief accountant of the Company, also managers and chief accountants of subsidiaries and representative office must adhere:

4.1. In organizing and bookkeeping, making and submitting of accounting reports shall be maintained the principle requirements of accounting policy: completeness, timeliness, discretion, priority of the contents, consistency and rationality (p. 7 PBU 1/98).

4.2. Accounting of property, liabilities and business transactions shall be recorded on the related accounts of accounting included in the approved Unified working plan of the accounting accounts of the Company (Appendix № 1 to this present Provisions), developed on the ground of the approved Order of the Ministry of Finance of Russian Federation dd. 31.10.2000 №94n "Plan of accounts of the accounting pf financial and economic activity of the company" including the software functionality used in the company.
The Company's accounting registers shall to be drew up in the format stipulated by the software being a ground of the Company's book-keeping.

4.3. Accounting of property (except for the fixed assets), liabilities and business transactions is carried out in RUR including kopecks without rounding-off. Fixed assets shall be accounted in rubles. Amounts difference of such rounding-off shall be added to the account 91 "Other profits and losses" in composition of unrealized profits (losses).

4. 4. Documentation of business transactions, their reflection in the registers of accounting shall be carried out strictly on time without any omissions and withdrawals according to the Provisions on documents and documents circulation in book keeping (Order №105 dd. 29.07.83 of the MF of USSR), on the ground of schedules of accounting document circulation.

Output forms of accounting registers (ledger, order-books, payment and losses statements etc.) created by means of computer engineering are printed every month and subscribed by the executive and chief accountant (or by the deputy person).Chief accountant bears responsibility for information safety (on paper and on computer carriers).

4.5. Primary accounting documents are accepted to the account if they are made under the form contained in albums of unified forms of the primary accounting documentation. Documents, which form it is not stipulated in these albums, should contain the following obligatory essential elements :

- *name of document;*
- *date of document drawing up;*
- *name of the institution on whose behalf the document was drew up;*
- *contents of business transaction;*
- *gauges of business transactions in natural and monetary terms;*
- *name of authorities responsible for business transactions and its drawing up validity;*
- *personal signatures of the aforementioned persons and their full names.*

Suggested forms of the singly developed documents, as modified unificated forms of the documents applied in the business activity are in the Appendix 2.

To account for the forms of the strict accounting as at the balance account 50 "Cash", a subaccount "monetary documents", as also at the below-line balance account 006 "Strict accounting forms" (by the actual cost of the cost outlay to their purchase).

Analytical accounting according the account 006 "Forms of the strict accounting" is carried out by every type of forms of the strict accounting and their keeping places. The forms of the strict accounting are as follows:

- *owned paper forms*
- *work-books forms*
- *loose leaves in the work-book's forms.*

4.6. Documents circulation's rules of Company aimed to book keeping and reporting shall be regulated by the documents circulation's schedule approved in the executive body, also in subsidiaries and affiliated companies. Documents circulation's schedule fixes terms the initial accounting and other documents to be rendered to the Accounting department of the Company.

4.7. The Company represents the annual accounting report in accordance with the chartered documents to the founders, the Company's participants or its property owners, also to the territory authorities on state statistics according to the place of their registration. Other executive authorities, banks and other users get the accounting report in accordance with the RF legislation in force.

Terms and volumes of accounting reports subject to granting to the executive body by the subsidiaries and affiliated companies shall be fixed by Chief Accountant of the Company.

4.8. Annual accounting reports of the Company shall to be examined and approved by the general meeting of shareholders, also shall be rendered in accordance with terms and addresses provided by the art. 15 of Federal Law №129-FZ dd.21.11.1996 "On accounting" (edition dd. 30.06.2003).

4.9. Directors' of the Company have power to sign the initial accounting documents in accordance with regulatory documents of the Company. Directors of subsidiaries, representative offices and departments have power to sign the initial documents under their power of attorneys issued by the Company or under regulatory documents of the Company as it follows from their functions execution.

4.10. Documents used to form business transactions with monetary funds (on accounts and in cash of the company) shall be signed by the general director of by chief accountant, also may be signed by their deputies on corresponding items or by authorized persons (in subsidiaries – by directors and by chief accountants, and/or by persons authorized by the regulatory documentation).

4.11. Contents of the registers of accounting, tax and internal accounting reporting are the commercial classified information.

Persons who have gained access to the information contained in the accounting registers and in the internal accounting reports have to keep commercial classified information. They bear responsibility prescribed by the legislation of Russian Federation for disclosure of information.

4.12. Chief accountants of subsidiaries and of the representative office in accordance with Federal Law on accounting and reporting in RF, exercise supervision of the operation's reflection, submitting of operative information, accounting reports drawing up in accordance with the fixed terms , exercising (together with other bodies) of analyses of financial and economic activity obey directly to the director , and on matters concerned accounting arrangement, reports drawing and tax payment, order and methods of supervision to the chief accountant.

4.13. Directors and chief accountants of subsidiaries and representative office are responsible for

accounting and tax arrangement and keeping, also conformity of business transactions to the legislation in force (art. 6 of the Federal Law On accounting №129 – FL)).

5. Book keeping methods

5.1. Fixed assets accounting

5.1.1. Fixed assets in particular the part of the Company property agreeable to the standards of par. 4 of PBU 6/01 "Fixed assets accounting" (Order of MF RF №26n dd. 30.03.2001 (ed. 18.05.2002), also to methodological recommendations on fixed assets accounting (Order of MF RF №91n dd.13.10.2003) are as follows:

- *buildings;*
- *constructions;;*
- *working and power machines and equipment;*
- *measuring and adjustment devices and equipment;*
- *computer techniques;*
- *transport;*
- *instruments;*
- *production and household equipment and items;*
- *plough, productive and pedigree cattle;*
- *perennial plantations;*
- *interfarm roads;*
- *other fixed assets;*
- *capital investments on radical improvement of the grounds;*
- *capital investments in the rented objects of the fixed assets;*
- *lands, plots, objects of nature management (being in the property of the company).*

Long-term special editions of technical content are in the structure of the fixed assets (i.e. SNIP (Construction norms and regulations), collections, reference books etc). Acquired book editions with a term of using less than one year contained reference information of temporal keeping are not referred to the objects of the fixed assets and shall to be wrote of to the expenses as other expenditures in the moment of their transfer to maintenance. Writ-off of the book editions of temporal keeping (not to be reordered in the inventory book) shall to be exercised by authority of the director of the branch according to the act on writing off.

5.1.2. Fixed assets acquired for further sale shall to accounted at the account 41 "Goods".

5.1.3. To define composition and classification of the fixed assets it's necessary to guide the All-Russian classifier of fixed assets (OK-013-94) approved by Resolution of the State Committee of RF on standards dd. 26.12.94 №359 (ed. dd. 14.04.1998).

Drawing up of acceptance of the fixed assets in the property composition of the Company is under authority of acceptance committees. The committees are created according the orders:

- *in the executive apparatus;*
- *in the subsidiaries.*

5.1.4. Inventory object shall be regarded as a unit of accounting of the fixed assets that is the object with all adjustments and accessories or separate constructively detached object subject to some single functions fulfillment, or separate complex of constructively jointed objects as an integration subject to the defined work fulfillment (par. 6 PBU 6/01 of Provisions on accounting "Fixed assets accounting" (Order of MF RF №26n dd.30.03.2001(ed. dd. 18.05.2002).

Inventory cost of the fixed asset's objects, i.e. computers shall be determined as a sum of the price of

all devices (system block, monitor, printer, keyboard, mouse etc.) subject to work. Components and peripherals devices purchased as a change of the worn out shall be accounted as spare parts on the corresponding sub account of the account 10 "Materials".

5.2. **Fixed assets valuation's ways**

5.2. 1. at the acceptance to accounting the objects of the fixed assets are valuated by the next ways:

a) at the purchase of the fixed assets subject to payment- at a rate of actual expenses of the company for the purchase, defined according to par. 8 PBU 6/01 " the Fixed assets accounting " and gathered preliminary on the account 08 " Investments in non circulating assets ", the sub account " Purchase of separate objects of the fixed assets ";

b) at construction of the fixed assets by the contract organizations and own-account construction - at a rate of actual expenses for the finished and putted out capital construction according to Provisions on accounting of long-term investments, authorized by the Order of MF of Russian Federation dd. 30.12. 1993 № 160, gathered preliminary on the account 08 " Investments in non-circulating assets " by one object the subaccount " Construction of separate objects of the fixed assets ";

c) at earning of the fixed assets as investments in the authorized (pooled) capital – in monetary valuation approved by the incorporators (participants) if otherwise is not stipulated by the legislation of the Russian Federation (par. 9 PBU 6/01). The note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" in the correspondence with an account 75 "Payments with incorporators" is necessary. On the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" expenses (including transport and other delivery works) concerned the fixed assets earnings in the chartered capital shall be reflected;

d) at gratuitous acquisition of the fixed assets from the legal entities and natural persons also on posting of the fixed assets revealed as surplus over the results of privatization at the market price as for the date of posting. On gratuities acquisition the note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" from the credit of the account 98 "Further incomes" is made according to corresponding analytics.

On the debit of account 08 "Investments in non-circulating assets " the subaccount " Acquisition of separate objects of the fixed assets " the expenses (including transport and other delivery works, registration fees and other expenses) concerned the gratuitous receipt of the fixed assets also are reflected. In process of amortization charge at the gratuitously acquired fixed assets, simultaneously, at a rate of charged amortization, records on the debit of account 98 " Further Incomes " according to corresponding analytics and to the credit of account 91 " Other profits and losses" in the composition of extraordinary incomes are made.

At the surplus posting over the results of inventory a record on the debit of account 01 "Fixed assets" from the credit of account 91 "Other profits and losses" is made.

Not accounted real estate revealed in the process of inventory shall be charged in the composition of the fixed assets after the documents submittal to the State registration.

To determine a current market cost the data on the cost of the same fixed assets acquired in written form from the companies – producers may be used; information on the cost level being at the disposal of the State statistics authorities, trade inspections, also mass media and special literature; expert reports on the cost of the single objects of the fixed assets being in force as for a date of taking into account must be proved documentary

or by way of expertise making (par. 29 Methodical recommendations on the fixed assets accounting (Order of MF RF №91n dd. 13.10.2003);

e) acquisition of the fixed assets under the contracts providing execution of liabilities (payment) by nonmonetary assets at the cost of values transferred or subject to transfer to the Company according to the

price which in comparable circumstances the Company usually determines cost of the similar values (par. 11 PBU 6/01);

f) Contract value shall be recognized as the value of the fixed assets acquired under exchange contracts which fixes the contract value of the exchange property.

5.2.2. Expenses on loans and credits (interests etc.) due to the fixed assets acquisition shall be included in the initial value of the fixed assets in accordance with par. 23, 31 of Accounting Provisions "Accounting of loans and credits, also their performance expenses" PBU 15/01 (Order of MF №60n dd.2.09.2001).

5.2.3. Expenses (income) on acquisition of the objects of the fixed assets arisen after its acceptance to accounting (cost and price difference, nonreimbursable taxes etc.) shall be accounted on the account 91 "Other profits and losses" in composition of extraordinary expenses (incomes) according to the corresponding analytics.

5.2.4 Changes in initial cost of the fixed assets shall be only in cases of completion, after equipment, reconstruction and modernization, partial liquidation and revaluation of the fixed assets.

5.2.5. Complex or partial revaluation of groups of similar objects of the fixed assets over the current (replacement cost) by way of indexation or direct converting according to documentary approved market costs is carried out one a year (as for the 1 January of the reporting year) on the ground of the single Order of the Company, and further is carried out regularly (every year).
Revaluation sum of the fixed asset's object resulted to revaluation shall be charged on the account 83"surplus capital" in amount charged minus its discount fulfilled the previous reporting periods and transferred to the account of profits and losses as operational expenses.
Revaluation sum of the fixed asset's object equal to the sum of its discount fulfilled the last previous periods and transferred to the account of profits and losses as expenses shall be transferred to account 91 "Other profits and losses" in composition of operational profits.
Discount sum of the object of the fixed assets shall be referred to the additional capital decreasing composed due to revaluation's sum of this object in the previous reporting periods (par. 15 PBU 6/01, ed. 18.05.2002).
Excess of the discount sum of the object of the fixed assets over the sum of its discount related to the additional capital resulted the revaluation spent the previous periods shall be referred to the account 84 "Non distributed profits (uncovered loss)".

5.2.6. Sum of revaluation (discount) arose from revaluation of the fixed assets of the subsidiaries shall be transferred to the executive body of the Company on debit (credit) of account 79 "Intraeconomic payments" on subaccount " Payments on allocated property".

5.2.7. At the object of the fixed assets withdrawal the sum of its revaluation shall be transferred from the account 83 "surplus capital" to the account 84 "Non distributed profits (uncovered loss)" in composition of profit of the reporting period (par. 15 PBU 6/01).

5.2.8. Valuation of the fixed asset's object which cost under acquisition is expressed in foreign exchange shall be realized by way of the sum conversion according to the rate in force of Central Bank of Russia by the date of the object charge to account 01 "Fixed assets".
Furthermore the rate difference shall be accounted on debit (credit) of account 08 "Investments in noncirculated assets" in the credit (debit) of account 91 "other profits and losses" in composition of the extraordinary expenses (profits) (par. 16 PBU 6/01).

5.2.9. Gratuitous transfer and sale of the fixed assets to the third-party companies and natural persons, charge-off of underamortization fixed assets from the balance due to their unfitness to use, also deficient fixed assets revealed under inventory or stolen shall be carried out according to the written order of the JSC 'Kuzbassenergo" prepared by the Department on capital management together with visas of corresponding services.

The document shall be subscribed by Deputies general director to the proper place:

- *fixed assets of nonindustrial activities (Housing and communal services, catering, autotransport etc.) – by the first deputy general director on common problems;*
- *industrial fixed assets – by the deputy general director, technical director;*

Charge-off from the balance of the amortized fixed assets due to their unfitness to use, also partial liquidation of the fixed assets shall be carried out on resolution of director of subsidiary or representative office.

In the process of charging-off from the balance of the underamortized fixed assets, VAT falling at the underamortized part without revaluations shall be restored.

Stocks of materials and capital equipment remained due to discount of unfit to reconstruction and further use of the fixed assets shall be debited at the market price as for the date of the fixed assets object's discount together with transfer to account 91 "Other profits and losses" in composition of operating profits.

5.2.10. Depreciated cost of the retired object of the fixed assets from the credit of account 01 "Fixed assets" shall be withdraw to the debit of corresponding subaccount of account 91 "Other profits and losses":

- *in composition of operating expenses in case of the fixed asset's retire due to sale, charge-off in case of moral or material depreciation;*
- *in composition of extraordinary expenses in case of the fixed asset's retire due to gratuitous transfer.*

Retire of object of the fixed assets transferred on account of investments in the authorized (polled) capital, pay fund in amount of its depreciated cost shall be reflected on debit of account of expenses accounting and credit of account of he foxed assets accounting.

If the object of the fixed assets has not depreciated cost (fully amortized), amount of the conditional value shall be reflected in bookkeeping as operating profits in the line 09010 of the form 2 "Report on profits and losses".

5.2.11. Expenses on the fixed assets charge-off due to accidents, natural disasters and others emergency situations shall be reflected in bookkeeping of reporting period in composition of emergency expenses.

5.3. Amortization of the fixed assets

5.3.1. The method of amortization of the objects of fixed assets is linear, reasoning from the dates of the effective use of these objects. The amortization of the objects of fixed assets, taken on accounting before 01.01.2002, is accrued in accordance with the Regulation of the USSR Council of Ministers from 22.10.1990 № 1072 "About the unified standards of amortization charges for the complete reconstruction of fixed assets of the economy of the USSR". The amortization of the objects of fixed assets, taken on accounting since 01.01.2002, is accrued in accordance with the Regulation of the Government of RF from 01.01.2002 № 1 "About the classification of fixed assets included in the amortization groups".

5.3.2. The amortization of the objects of real estate property, capital investments of which are completed, all primary acceptance instruments are drawn up, the documentation is handed over the state registration and practically put into operation, is accrued in accordance with the established procedure – since the first day of the month, following the month of setting the object into operation. The objects are regarded as the objects of fixed assets.

5.3.3. The objects of fixed assets at the cost of up to RUR 10 000 per unit are charged off according to the item "Amortization" as far as they are put into production or operation. This operation is mentioned in accounting on debit of accounts of inputs account (selling costs) and account credit 01 "Fixed assets" and drawn up by the Act of charging off according to MB-8 form. Such objects are reckoned in the record keeping at the cost of 0. In case of modernization (reconstruction) of these objects, the modernization (reconstruction) expenses are charged to the increase of the cost of the object and amortized in accordance with the established procedure.

The executive body, affiliated companies and the representative office control the movement of these objects in order to ensure their safety in the process of production and operation. Records management of these objects in places of their operation is kept in "The bill of assets at the cost of up to RUR 10 000, put into operation" according to the suggested form, apart from the fixed assets, depreciated in accordance with the established procedure (Appendix 2 to the present Regulation). Accounts department and persons in charge

control the correspondence between the records in the bill and inventory sheets.

The retirement of the objects at the cost of up to RUR 10 000 is drawn up by "The Act of retirement of fixed assets at the cost of up to RUR 10 000", according to the suggested form (Appendix 2 to the present Regulation).

5.3.3. The objects of fixed assets at the cost of up to RUR 10 000 per unit are charged off according to the item "Amortization" as far as they are put into production or operation. This operation is mentioned in accounting on debit of accounts of inputs account (selling costs) and account credit 01 "Fixed assets" and drawn up by the Act of charging off according to MB-8 form. Such objects are reckoned in the record keeping at the cost of 0. In case of modernization (reconstruction) of these objects, the modernization (reconstruction) expenses are charged to the increase of the cost of the object and amortized in accordance with the established procedure.

The executive body, affiliated companies and the representative office control the movement of these objects in order to ensure their safety in the process of production and operation. Records management of these objects in places of their operation is kept in "The bill of assets at the cost of up to RUR 10 000, put into operation" according to the suggested form, apart from the fixed assets, depreciated in accordance with the established procedure (Appendix 2 to the present Regulation). Accounts department and persons in charge control the correspondence between the records in the bill and inventory sheets.

The retirement of the objects at the cost of up to RUR 10 000 is drawn up by "The Act of retirement of fixed assets at the cost of up to RUR 10 000", according to the suggested form (Appendix 2 to the present Regulation).

5.3.4. Amortization of the following objects is not accrued:

- *housing resources (par.17 PBU 6/01);*
- *objects of external accomplishment (par.17 PBU 6/01);*
- *productive cattle (par.17 PBU 6/01);*
- *perennial plantations (par.17 PBU 6/01);*
- *lands (par.17 PBU 6/01);*
- *objects of nature management (par.17 PBU 6/01);*
- *fixed assets, received before 01.01.2000 under contracts of donation and gratis in the process of privatization;*
- *books, brochures and other editions.*

5.3.5. The process of amortization accrual can be interrupted by the decision of the director of the affiliated company in the period of restoration (repair, modernization, reconstruction) of the objects of fixed assets, that lasts more than 12 months, and in case of their temporary closing-down for the period of more than 3 months under the order of the JSC "Kuzbassenergo" (par.23 PBU 6/01).

5.3.6. Accrued amortization of the objects of fixed assets of production purposes under the account credit 02 "Depreciation of fixed assets" control account "Accrued amortization" is sent to finance capital investments of production purposes as a record in debit of account 02 "Amortization of fixed assets" control account "Accrued depreciation" from credit 02 "Amortization of fixed assets" control account "Amortization of capital investments".

The off-balance account with the acceptance (transfer) of the funding source among the affiliated companies under off-balance aviso is kept, when nesting at the cost of inter-branch amortization redistribution

5.3.7. Capital investments in the borrowed objects of the fixed assets are amortized as follows:

Capital investments which cost are subject to reimbursement by the leaser to the lessor shall to be depreciated by the lessor in the order similar to the restarting up after reconstruction, modernization or technical reequipment (in case if the JSC "Kuzbassenergo" act as a lessor), that must be stipulated by the lease contract;

Capital investments produced by the lesser by approbation of the lessor and in accordance with the terms of the lease contract, which cost is not reimbursed by the lessor must be amortized by the lesser within the period of validity of the lease contract from the amount of the amortization calculated subject to useful life defined for the leased objects of the fixed assets in accordance with the Classification of the fixed assets approved by the Government of Russian Federation (if the JSC "Kuzbassenergo" acts as a leaser).

5.3.8. In case of rebuilding, reequipment, reconstruction, modernization, partial liquidation and revaluation of an object of the fixed assets the amortization must be calculated subject to the depreciated cost of the fixed assets by the date of its making and months number rest to the fixed assets maintenance termination.
If a useful life of the fixed asset's object grew after rebuilding, reequipment, reconstruction, modernization than the rest months number to the fixed assets maintenance is possible.
Acceptance of the finished works in rebuilding, reequipment, reconstruction, modernization of the fixed assets shall to be formed by the corresponding act.

5.4. Procedure of accounting and financing of the fixed assets repair

5.4.1. For a current fiscal year the reserve for repair work is created on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" at the rate established by the estimate of expenses of the annual standard of repair cost, including it into production costs monthly (accounts 23, 25, 26) at the rate of 1/12 of annual estimate. The reserve is created to include expenses for all types of repair work of fixed assets of production purposes into production costs.

At year end the adjustment of the repair reserve is performed :
- *extra reserved money for the repair of fixed assets (as a result of inventory taking) is reversed an entry.*
- *in case of stress of reserve money for repair of fixed assets, extra charge takes place under debit of accounts of the records of production costs and on account credit 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes".*

Account of repair expenses is carried out separately according to the types of repair (thorough repairs and current repairs) and methods of carrying out (contract and household).

All the expenses for repair of fixed assets of production purposes, carried out with the help of:
- *household method – are accounted object by object on account 23 "Auxiliary processes" under control accounts "Thorough repairs of fixed assets using the household method" and "Current repairs of fixed assets using the household method". Later they will be put in corpore into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" every month.*
- *contract method – are put in corpore from account credit 60 "Settling with suppliers and contractors" on the corresponding control accounts into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes"*

In case of stress of reserve money for repair of fixed assets (including leasehold assets) of production purposes, debit balance on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" is mentioned in the line of the balance "Other production costs and resource" at the end of month

Expenses for repair of fixed assets of non-production purposes are charged off from the credit of corresponding control accounts of account 23 "Auxiliary processes" or account 60 "Settling with suppliers and contractors" into debit of account 29 "Attendant production and households" without fund creation .

5.5. Account of intangible assets.

5.5.1. Intangible assets include the objects of intellectual property under all implemented terms, mentioned in par.3 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n).

5.5.2. To be taken on accounting the objects of intangible assets are valued in the following ways:
a) intangible assets acquisition subject to payment – at the rate of actual expenses of the Company for the acquisition of the assets, defined in accordance with par.6 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n), collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

b) creation of intangible assets by the Company itself – at the rate of actual expenses for creation and production except for value added tax and other refundable taxes, collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets"(par.7 PBU 14/2000);

c) deposition of intangible assets in the authorized (polled) capital – in pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF (par.9 PBU 14/2000).A preliminary record is made in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" in correspondence with account 75 "Settling with founders". The expenses connected with deposition of intangible assets in chartered capital are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

d) non-repayable donation of intangible assets from legal and natural persons - at the common rate at the date of posting. A record in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" from account credit 98 "Revenue of next periods" is made. The expenses connected with non-repayable donation of intangible assets are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets". The information about the prices, established at the date of taking on accounting, is confirmed authentically or by examining.

By amortization accrual of such intangible assets at the same time at the rate of accrued amortization the records are made on debit of account 98 "Revenue of next periods" in corresponding analytics and account credit 91"Other profits and losses" in non-disposal revenue;

e) acquisition of intangible assets under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or being subject to transfer by the Company, set reasoning from the price that is fixed by the Company for similar values in similar circumstances (par.11 PBU 14/2000);
f) the cost of intangible assets is the contract value; the assets received under contracts of exchange which fix the contract value of exchanged property;

5.5.3. Amortization of all groups of intangible assets is carried out with the linear method, based on the standards calculated on the basis of the period of the effective use of the objects of intangible assets, using account 05 "Amortization of intangible assets" (par.15, 16, 21 PBU 14/2000).

5.5.4. The period of the effective use of intangible assets is defined independently when the object is taken on accounting, reasoning from the expected period of use of an object, when it is possible to collect revenue. The expected period of the effective use should not exceed the period of validity of a patent, a licence and other legal documents and limits on the use of the objects of intellectual property according the present legislation of Russian Federation (par.17 PBU 14/2000).

If it is impossible to define the period of the effective use of intangible assets, the standards of amortization charges are set counting on 20 years (but it should not exceed the period of functioning of the Company).

5.6. Lease of fixed assets

5.6.1. The leased property is mentioned apart in accounting. All the leased property expenses are carried out on account 90 "Selling". Depreciation of leased property is mentioned on account credit 02 "Amortization of the fixed assets" and debit of account 90 "Selling".

Full payback of the objects (including local taxes: acre-shot, tax on property, etc.) should be provided in lease contracts.

If under the lease contract of the fixed assets the lessor settles up with the communal services suppliers, the lesser must compensate a full cost of these services according to the invoice issued by the lessor. In case of lease of a part of the fixed asset's object of the lessor, a share of communal expenses fallen at the leaser shall to be defined by the measuring devises or in case of their lack as a ratio of a part of an area of the fixed asset's object occupied by the leaser to the total area of an object of the lessor's fixed assets.
The lessor shall to pay off communal services against the invoices issued to him by the communal services suppliers than he must invoice it to the leaser.
Compensation for communal services received by the lessor from the lease is not a profit, but a reimbursement of expenses amount produced by the lessor.

5.6.2. Account of leased fixed assets is kept on off-balance account 001 "Leased fixed assets" according to the valuation, fixed in lease contracts. Analytic account is kept regarding lessors and every object of leased fixed assets.

5.6.3.. Lease contract defines the period of leasing of fixed assets, the amount of rental fee, the terms of the keeping and repair work, valuation changes as a result of thorough repairs, and procedure of settlements.

5.6.4. The property, purchased for leasing and profit earning, is mentioned in accounting on account 03 "Income investments in stocks of materials and capital equipment".

5.6.5. Lease contracts of the fixed assets shall to be coordinated with the Deputy general director of the JSC "Kuzbassenergo" on corporate governance and visaed by the corresponding authorities.

5.7. Account characteristics of the investments in non-circulating assets.

5.7.1. Running expenditures on the CCO capital construction objects) ((wage cost, travel expenses) are covered at the expense of the funds, aimed at financing of capital construction and included in the inventory cost of exploited objects (par.1.4. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160).

5.7.2. Every month running CCO expenditures of the executive body are distributed among the affiliated companies pro rata average monthly expenditures (AME) volume of affiliated companies in accordance with the coefficient, calculated as in the ratio of AME volume of an affiliated company for the reporting month and total AME volume of the Company for this month.

5.7.3 Capital construction expenses are included in inventory cost of objects of capital investments at taking them on accounting. They are classified by par.3.1.7. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160 as the expenses not leading to the increase in the cost of fixed assets.

5.7.4. If the Company has shares when the construction is under way, the transfer of monetary funds or property to the chief builder on the basis of share holding is reflected as a accounts receivable of this construction by the record in debit of corresponding control account of account 76 "Settling with various debtors and creditors" in correspondence with accounts of accountability of monetary funds or property.

When the construction (or it's part) comes to an end the corresponding expenses are taken on account by the record from account credit of the corresponding control account 76 "Settling with various debtors and creditors" in debit of account 08 "Investments in non-circulating assets", control account "Construction of the objects of fixed assets".

5.7.5. If the Company is the chief builder, the money, received from the builders who have shares, is mentioned as money for purpose financing on debit of account 86 "Purpose financing" in correspondence with accounts of accountability of monetary funds or property.

5.7.6. Account of NIOKR in the Company is carried out in accordance with the Regulation on accounting "Account of expenses for research engineering, development and technological activity" (PBU 17/02) (approved by the Order of the Ministry on Finances dd. 19.11.2003 №115n).

The expenses for research engineering, development and technological activity are recognized in accounting if:

The sum of the expense can be defined and confirmed;

There is documentation that proves execution phase;

The results of the activity used in production and operation will lead to revenue in future;

The use of results of research engineering, development and technological activity can be demonstrated.

The expenses for research engineering, development and technological activity according to the par. 4 of PBU 17/02 don't contain:

The company's expenses on nature resources development;

Expenses on development of production, new companies, plants, aggregates (start costs);

Expenses on development of manufacturing work;

Expenses concerned the improvement of production technology together with improvement of product quality, change in the product's designing and other operational attributes realized during the manufacturing (technological) process.

The expenses for NIOKR are mentioned in accounting on account 08 "Investments in non-circulating assets" (par.5 PBU 17/02).

The expenses for NIOKR, which results are subject to legal safeguard and drawn up in accordance with legislation order (patents, licenses and other documentation are received to attest the exclusive right of the Company to possess the results of NIOKR), can be considered intangible assets at the account 04 'Intangible assets" (par. 4 PBU 14/2000).

The expenses for NIOKR, which results are not drawn up in accordance with established procedure, are charged off from account credit 08 "Investments in non-circulating assets" for the expenses for usual activities using the linear method during the fixed period (par. 11 PBU 17/02).

The expenses for NIOKR, which results were not satisfactory, and the results of NIOKR which use was stopped, are drawn up by the decision of PTO of an affiliated company.

The decision can be viewed by the service of PTO of the executive body and with the written permission of the technical director. The expenses are charged off at a time in non-disposal expenses of the reporting period.

If in the process of NIOKR fulfillment a positive result not being subject to legal safeguard, that is going to be used in production or in management, such expenses for NIOKR also shall to be accounted reflected at the account 04 "Intangible assets".

The period of charging off the expenses for NIOKR is set within 2 years.

5.7.7. The objects of the incompleted capital construction, which construction was stopped and won't be carried out because of lack of funds in future, exposed to revaluation, the cost of revaluation is transferred from account credit 84 "Surplus earnings (dead loss)" in debit of account 83 "Surplus capital" and as a record from account credit 08 "Investments in non-circulating assets" in debit of account 91 "Other receipts and expenditures" in the sum of actual expenses incurred.

The charge off the objects of incompleted construction is carried out by phased;
Commission (including specialists of account department, technical services, material responsible persons) is created by order of the manager;
According to the commission's report the act on expediency of write-off the object of incompleted construction is drew up. Thus on the base of this act a liquidation of the object by own forces or together with contracting organization is made;

Act on writ-off (liquidation) of the object of incompleted construction is drawn up after all the works at the liquidated object. The act on write-off (liquidation) of the object of incompleted construction shall to contain information on the object's conditions as for a date of writ-off, its short individual characteristic, reference on expenditures caused by the writ-off and on stocks of materials and capital equipment income due to writ-off.
Under the liquidation of the incompleted construction, expenses accrued on the account 08 "Investments in the non circulating assets» on their construction and expenses caused by these objects liquidation are subject to writing-off in the structure of the intangible assets.
Got material and other stocks of materials and capital equipment due to the objects liquidation useful to further using are subject to posting.

5.8. Inventory accountability

5.8.1. Inventory includes assets:
- *for being used as raw material, materials, etc. in the process of production, in execution phase and rendering of service, repair work of fixed assets, building and assembly jobs, cultural and educational needs;*
- *aimed at being sold (finished commodity);*
- *aimed at being used as means of labour during the 12-month period;*
- *aimed at being used by the Company for meeting its administrative needs.*

5.8.2. Inventory, tools and household fixings used less than for 1 year-period are included in inventory on account 10 "Materials".

5.8.3. The stock-list number, worked out for a definite name of inventory, is taken as an accounting unit.

5.8.4. Taking on accounting of the inventory, its valuation is carried out in the following ways:
- *acquisition subject to payment – the sum of actual expenses for acquisition except value added tax and other taxes compensated from the budget, defined in accordance with par.6, 11 PBU 5/01 ("Inventory accounting") approved by the Order of the Ministry of Finance of RF from 09.06.2001 № 44n), with the glance of the regulations of par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" with the glance of interests and other expenses for borrowed current assets (approve by the Order of the Ministry of Finance of RF from 02.08.2001 № 60n);*
- *making by own strength – reasoning from actual expenses, connected with the production of the inventory. Account and formation of inventory expenses is carried out in the order, established to define the net cost of applicable types of production (par.7 PBU 5/01);*

- invested in chartered capital – reasoning from pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF , with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation, according to par.6,8, 11 PBU 5/01);
- received gratis or under the contract of donation, left from retirement of fixed assets and other property and posting of the inventory, revealed as surplus as a result of inventory taking – reasoning from current market cost considering the posting date with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation (par.9, 11 PBU 5/01).
- received under the contracts, providing for discharge of obligations (payment) with non-monetary funds –

at the cost of values, transferred or subject to transfer to the Company, fixed reasoning from the price that is fixed by the Company for similar values in similar circumstances. If it is impossible to define the cost of assets, transferred or subject to transfer to the Company, the cost of the inventory, received by the Company under the contracts, providing for discharge of obligations (payment) with non-monetary fund, is defined reasoning from the price, that is more suitable for acquisition of similar inventory in similar circumstances. The actual cost price of the inventory includes actual expenses for the delivery of the inventory and putting it in conditions for operation in accordance with par.6, 10, 11 PBU 5/01;

- The cost of the inventory, received under the contracts of exchange, which fix the contract value of the exchanged property, is the fixed contract value.

5.8.5. 5.8.5. The evaluation of the inventory, which cost is evaluated in foreign currency at the moment of acquisition, is estimated in rubles at the rate of exchange fixed by the Central Bank of RF on the day of taking the inventory on accounting.(par.15 PBU 5/01).

5.8.6. . The inventory received by the Company without calculated-paid documents (non-invoiced deliver) are taken on discount at the price fixed in the contract. If the price is not fixed in the contract, in order to fix it and the amount of payment or account payable, the price, used by the Company in similar circumstances with similar inventory, is tagged (par.6.1. PBU 10/99 "The Company's expenses") approved by the Order of the Ministry of Finances of RF №33n dd. 06.05.1999 (ed. dd. 30.03.2001).

After calculated-paid documents are received, the difference between the actual cost of inventory and its valuation at the moment of taking on discount is included in the same expenses accounts the inventory was charged off, and in the balance of the inventory at the store pro rata its volume.

If calculated documents of non-invoiced delivers were received a year later after the annual accounting had been performed, it means that:

a) account cost of the inventory is not changed;

b) the rate of value added tax is used in accounting in accordance with established procedure;

c) settling with a supplier is being adjusted, the difference between account cost of the inventory and its actual cost is charged off in the month, when the calculated documents were received:

- cost decrease of the inventory is mentioned on debit of account 60 "Settling with suppliers and contractors" and account credit 91 "Other expenses";

- cost increase of the inventory is mentioned on debit of account 91 "Other expenses" and account credit 60 "Settling with suppliers and contractors" (par.41 of Methodical Instructions on the inventory accounting (confirmed by the Order of the Ministry of Finance of RF from 28.12.2001 № 119n).

5.8.7. Goods bought for sale by retail are accounted at the value of sales on account 42 "Trading extra charge" (par.13 PBU 5/01). The amount of extra charge, falling at the remains of unrealized products, is fixed reasoning from the percentage of the cost of retired products to the cost of the accounted ones.

5.8.8. Goods bought for selling in wholesale are accounted at the acquisition cost with the glance of the expenses for provision and delivery of the products to the stores (bases) till the moment they come into the market (par.13 PBU 5/01).

5.8.9. The inventory, owned by the Company, but being delivered, or transferred to a customer to pawn, is taken on discount in value, fixed in the contract with sequential adjustment of actual cost (par.26 PBU 5/01).

5.8.10. The account of purchased fuel for energy generation is carried out at actual cost and includes: the fuel cost according to the bills of suppliers, including discounts (extra charge) because of poor (good) quality, the payment for other services provided by the supplier and commodity exchange, railway rate quotation of fuel from the shipment place to the station of destination and from the station of destination to discharge arrangements, other expenses according to par.6, 11 PBU 5/01, except the expenses of fuel-shipping department.

The expenses of fuel supply workshop for unloading, warehousing and intraoffice transference of fuel from the stores and fuel delivery for meeting technological needs are not included in the net cost. They are referred to the expenses for power generation of TTTS (par.4.7. of Methodical Instructions on fuel account at heat power plants RD 34.09.105-96).

5.8.11. On putting the inventory (except the products accounted at value of sales) in production and other type of retirement the valuation is appraised at average net cost of each type of inventory.
The average valuation of actual cost of the materials released in production or charged off for other purposes, is estimated by the defining of the actual cost of the material at the moment of its release (sliding valuation).

5.8.12. The putting into production (operation) of the inventory holdings is drawn up as a blading according to form M-11 for intraoffice transference (from one advance holder to another one).

The charging off the inventory in production, except for construction materials, is carried out on the basis of the act of charging off the equipment and other types of the inventory in suggested form (Appendix № 2 to the present Regulation).

The charging off the inventory in production is carried out on the basis of the act of charging off the inventory in suggested form with simultaneous drawing up the blading according to form M-11 for putting in production (Appendix № 2 to the present Regulation).

5.8.13. The account of special tools, special devices, special equipment and working clothes is carried out in the Company in accordance with the Methodical Instructions on accounting of special tools, special devices, special equipment and working clothes, confirmed by the Order of the Ministry of Finance of RF from 26.12.2002 № 135n.)
The list of the means of labour accounted as special tools, special devices, special equipment, used for carrying out non-standard operations (par.2 of the Methodical Instructions), is defined by the affiliated company independently reasoning from the peculiarities of the engineering procedure.
When defining the composition and groups of special equipment one should take into account the All-Russian classifier of fixed assets OK-013-94 (confirmed by the Resolution of the State Committee on standards, metrology and inspection certification from 26.12.94 № 359), and the All-Russian classifier of types of economic activity, production and services OK-004-93(confirmed by the Resolution of the Government standard of RF from 06.08.93 № 17).
Special equipment, working clothes and other means of man-to-man defense, regardless of their cost and the period of effective use, is referred to the means put into circulation (par.50 "The Regulation on bookkeeping of RF", confirmed by the Order of the Ministry of Finance of RF from 29.03.2000). These means are mentioned in control accounts 10.10 "Special equipment and working clothes at the store" and 10.11 "Special equipment and working clothes in use", open to the balance account 10 "Materials".

Bedding, tools aimed at carrying out the standard types of production (par.4 of the Methodical Instructions) and other inventory included in the means put into circulation are mentioned in account 10.9 "Inventory and household equipment"
Working clothes and other means of man-to-man defense, special equipment which can be used up to 12 months, according to the standards, are charged off in debit of accounts of expenses for production at the moment of its transference to the workers of the Company (par.21 of the Methodical Instructions)
The charge off the given working clothes, other means of man-to-man defense etc. is carried out on the basis of the act on charging off according to form MB-8 with simultaneous drawing up the blading according to form M-11 for putting in production.

If the period of operation is more than 12 months, the cost of working clothes and other means of man-to-man defense etc. is covered with the linear method reasoning from the periods of the effective use (par.26 of the Methodical Instructions).

To get working clothes, other means of man-to-man defense etc. aimed at long-term use, a worker must sign in worker's personal card (form MB-2) and in the list accounting the issue of the working clothes, other means of man-to-man defense etc. (form MB-7).
The cost of special equipment is covered with the linear method reasoning from the actual cost of the object

and standards reasoning from the periods of the effective use of the object (par.24 of the Methodical Instructions). The period of the effective use of special equipment in affiliated companies is set by the permanent Commission individually for each type of special equipment.

The charge off the special equipment and working clothes is carried out in case of actual retirement (obsolescence, depreciation, selling, gratuitous assignment, investment in chartered capital of other companies, disposition in case of an emergency etc.).

5.8.14. The charge off the inventory delivered under the contract of donation or gratis is carried out on the basis of the basic document on the release of materials (the blading on the release of materials, of form M-15, the instructions on the release of materials or the order on the release of materials and "the Act of gratuitous reception- assignment of the inventory" (Appendix № 2 to the present Regulation). The materials are charged off in accordance with par.5.8.11 of the present Regulation. The cost of the donative materials is referred to the finance results of non-realized expenses (par.12 PBU 10/99 "The expenses of the Company" from 06.05.1999 № 33n, par.132 of "The Methodical Instructions on the inventory accounting" from 28.12.2001 № 119n (version of 23.04.2002).

5.8.15. Actual reserves of coal, mazut and other stock of materials are created according to the standards, confirmed by the directors of the Company. It is connected with the seasonal nature of production and energy supply.

5.8.16. The inventory, unloaded by the supplier and had not been delivered at the stores of the Company, which became the property of the Company (regardless of the fact of payment), is mentioned as the inventory that was not delivered at the end of the month.

5.8.16. The reception and posting of the materials is carried out by putting on the documents of the supplier a stamp with essential elements of the posting order (account, blading) (par.49 of "the Methodical Instructions on the inventory accounting" from 28.12.2001 №119n (version of 23.04.2002) and not by the drawing up the posting order (form M-4) if there is no discrepancy between the data of the supplier and actual data (quality and quantity).

5.8.17. The reception, storing, control and issue of ethyl alcohol is carried out in order provided by " Instruction on reception, issue, transportation and control over ethyl alcohol", confirmed by the Ministry of food industry of the USSR 25.09.85 (from here- Instruction). This Instruction covers all the types and kinds of ethyl alcohol regardless of the way of its purchase and the purpose of further use.

The reception and posting of ethyl alcohol is carried out in anhydrous calculus (in decalitres) on the basis of the Act of the form № P-24 "About the shipping and acceptance of ethyl alcohol" (Appendix № 7 to the Instruction) with the glance of data about the actual quantity of ethyl alcohol, received as a result of measuring conducted by the company officials and mentioned in the section of the Act.

The issue of ethyl alcohol to production departments and laboratories is carried out in accordance with par.2.1. of the Instruction and drawn up as a requisition according to form № P-29 (Appendix to the Instruction).

The results of acceptance and issue of ethyl alcohol carried out on the basis of corresponding posting and expenses documents are fixed in the log book of the measuring of ethyl alcohol according to form № P-23 (Appendix №4 of the Instruction), conducted by the official who is responsible for the acceptance, issue and storing of ethyl alcohol.

In accordance with the requirements of par. 2.6. of the Instruction production departments and laboratories keep records of supply and consumption of ethyl alcohol every day in the book where they fix the name and the number of industrial operations and analysis, the quantity of consumed ethyl alcohol for each operation and for a day.

The rest of ethyl alcohol at the beginning and at the end of the month is shown according to the inventory taking, that is conducted in accordance with section 6 of the Instruction on the first day of each month. The results of the inventory taking are drawn up as the acts according to form №P-27 (Appendix № 21 to the Instruction).

The declarations "About the volume of output and circulation of ethyl alcohol out of food raw material" are shown quarterly by the Company to the rating authorities and executive authorities, granted a license of this type activity, according to appendixes 2 and 7 to the Resolution of the Government of RF from 25.05.99 № 564 "About the approval of the Regulation on avowal of the production and circulation of ethyl alcohol, alcoholic and spirit-based products".

5.9. Account of financial investments.

5.9.1. The account of financial investments in the Company is carried out in accordance with PBU 19/02 "Account of financial investments", confirmed by the Order of the Ministry of Finance of RF from 10.12.2002 № 126n.

5.9.2. The financial investments of the Company include (par.3 PBU 19/02):

- *state and municipal securities, securities belonging to other companies, including debt securities which fix the date and the cost of acquittance (bonds, bill of credits);*
- *investments in the authorized (pooled) capitals of other companies (including subsidiaries and dependent companies);*
- *loans granted to other companies;*
- *deposit investments in lending agencies;*
- *accounts receivable acquired on the basis of assignment;*
- *investments under the contracts of joint venture etc.*

5.9.3. Accounting of financial investments is carried out on account 58 "Financial investments" with the division of the investments on short-term and long-term, according to the application date (maturity date) and the intentions:

- long-term investments, when the schedule data of the application (maturity) date is more than one year or the investments are made to collect revenue for more than a year;

- short-term investments, when the schedule data of the application (maturity) date is less than one year or the investments are made without the intention to collect revenue for less than a year.

5.9.4. Financial investments are taken on accounting at original cost. The original cost of financial investments, purchased subject to payment, is the sum of actual expenses of the Company for their acquisition, except for value added tax and other compensated taxes (except cases provided by the Legislation of RF about taxes and tallage).

Actual expenses for acquisition of assets in the capacity of financial investments are:

- *the sums paid to a salesman in accordance with the contract;*
- *the sums paid to the companies and other persons for information and consultation services connected with the acquisition of the mentioned assets;*
- *the bonuses paid to mediator companies or another person through whom the assets were bought in the capacity of financial investments;*
- *the expenses of the received loans and lending, made before financial investments are taken on account, at the acquisition of financial investments at the expense of borrowed current assets (par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" confirmed by the Order of the Ministry of Finance of RF from 02.08.2001 № 60n);*
- *other expenses connected with the acquisition of the assets in the capacity of financial investments.*

Actual expenses for the acquisition of the assets in the capacity of financial investments are defined according to the differences in sums if the payment is in rubles and makes the sum equivalent to the sum in foreign currency, before the assets in the capacity of financial investments are taken to the account.

5.9.5. The original cost of finance investments made in the chartered capital of other companies is the pecuniary valuation, coordinated among the founders (members) of the companies, if nothing else is provided by the Legislation of RF.

At payment of the deposition in the chartered capital with non-monetary funds on account 58 "Financial investments" the depreciated cost of transferred objects is mentioned. At the reception of the deposition in the chartered capital with non-monetary funds on account 80 "Chartered capital" the pecuniary valuation of the transferred objects coordinated by the founders is mentioned; account 58 "Financial investments" of the founder and account 80 "Chartered capital" of the receiving party will have different cost valuation.

5.9.6 The original cost of the loans given to other companies is the sum of actual transferred monitory funds or the book cost of the property, if the loan presents the property (non-monetary funds).

5.9.7. The original cost of the financial investments, deposition under the contract of joint venture is the pecuniary valuation coordinated by the partners of the joint venture.

5.9.8. The original cost of the financial investments acquired under the contracts providing for discharge of obligations (payment) with non-monetary funds is the cost of assets, transferred or being subject to transfer by the Company.

The cost of the assets, transferred or being subject to transfer by the Company, is set reasoning from the price that is fixed by the Company for setting similar costs in similar circumstances.

If it is impossible to set the cost of the assets transferred or being subject to transfer by the Company, the cost of the finance investments received by the Company under the contracts providing for discharge of obligations (payment) with non-monetary funds is set reasoning from the cost of acquisition of similar finance investments in similar circumstances.

5.9.9. The original cost of the financial investments received gratis such as securities is:

- the current market cost on the day of the taking on account. The current market cost of securities is their market price calculated in accordance with established procedure by the trade organizer at the equity market;

- the sum of pecuniary valuation that can be received as a result of received securities sale on the day of their taking on account – for the securities which are not taken into account when the trade organizer at the equity market does not calculated the market price.

5.9.10. The financial investment which help to set in accordance with established procedure the current market cost are mentioned in accounting at the end of fiscal year at the current market cost by the adjustment of their valuation on the previous fiscal date. The mentioned adjustment is carried out quarterly.

The difference between financial investments valuation at the current market cost on the fiscal date and the previous financial investments valuation is referred to the financial results (composed of operational receipts and expenditures).

Financial investments which do not set the current market cost are mentioned in accounting on the fiscal date at the original cost.

If on the fiscal date the current market cost of the object of financial investments, earlier valuated at the current market cost, the current market cost is not set, such an object of financial investments is mentioned in accounting at the cost of its last valuation.

5.9.11. The original market cost of debt securities which do not set the current market cost is not made into the principal value (par.22 PBU 19/02 "Account of financial investments" dd. 10.12.2002 № 126n).

5.9.12. At the retirement of the asset, taken on accounting in the capacity of financial investments, that does

not set the current market cost its cost is defined reasoning from the original cost of each unit of the accounting of financial investments (par.26 PBU 19/02).

5.9.13 At the retirement of the assets taken on accounting in the capacity of financial investments, which define the current market cost, their cost is defined reasoning from the last valuation.

5.9.14. The valuation of financial investments by the end of the fiscal period is carried out at the original cost of each unit of the accounting of financial investments and at the current market cost (par.32 PBU 19/02).

5.9.15. According to par.6 PBU 19/02 in the analytical account the following information about state securities taken on accounting and securities belonging to other companies is given:
- name of the Issuer (Company);
- name of the securities;
- number, series etc.;
- nominal price;
- buying price;
- expenses for the acquisition of securities;
- total amount;
- date of purchase;
-date of sale and other retirement;
- storing place.

5.9.16. At the creation of a reserve on the devaluation of financial investments to carry out a regular supervision and check out of the financial investment's cost on availability of a devaluation signs of the intermediate accounting report by the reporting date (par. IV PBU 19/2). The newly created reserve (fund) shall be approved by the Deputy general director on the corporate governance.

5.10. Creation of the reserves of the doubtful debts.

5.10.1. Due to the results of the inventory of accounts receivable spent at the end of the reporting year, the reserves of the doubtful debts on the settlement with debtors together with transfer of sum of the created reserves to the debit of the account 91 "Other profits and losses" in the structure of operational expenses in correspondence with an account 63 "reserves of doubtful debts" (par.11 PBU 10/99) are creating.

Amount of the reserve shall be defined singly by every doubtful debt according to the financial situation of the debtor and valuation of a possibility of the debt charging off in full volume or partially and is restricted by the Company's financial abilities.
Doubtful debt shall to be recognized a debt of debtors, if such a debt was not paid off in terms stipulated by the contract provisions and was not ensured by a pledge, mortgage, bank warrantee.
The accrued reserve shall to be transferred to the losses cover caused by the doubtful debts.
As a doubtful debt shall to be recognized a debt with the expired period of limitation of action of where the liability was terminated due to impossibility of its execution according to the act of the State authority of due to the Company's liquidation.
The sum of reserves of the doubtful debts not used in the reporting period shall be joined to the profits of the reporting period by the recoding to the credit of account 91 "Other profits and losses" in the structure of other operational profits in correspondence with the account 63 "Reserves of the doubtful debts",

5.11. *Account of the foreign currency transactions and payments in conventional units.*

5.11.1. The property and liabilities which cost is expressed in a foreign currency, are taken on accounting in

ruble valuation converted according to the rate of exchange of the Central Bank of RF on the date of the conducting of a transaction; for drawing up of the accounting – according to the rate of exchange of the latest in the accounting period quotation of rate of the Central Bank of RF (par.3, 6 PBU3/2000 "Accounting of assets and liabilities whose cost is expressed in foreign currency" (approved by the Order of the MF RF dd. 10.01.2000).

5.11.2. The ruble valuation of the property (fixed assets, intangible assets, long-term securities, inventory) purchased at foreign currency and posted at the original cost or at the sum of actual expenses for the purchasing (par.9 PBU 14/2000) is not counted over at the drawing up of the accounting.

5.11.3.The differences in rates of exchange arisen as the difference between the ruble valuation of the property or the liability which cost is expressed in a foreign currency calculated at the rate of exchange of the Central Bank of RF on the date of the discharge of liabilities of payment or on the reporting date of the drawing up of the accounting for the reporting period, and the ruble valuation of the property or the liability calculated at the rate of exchange of the Central Bank of RF on the date of the taking them on accounting in the reporting period or on the reporting date of the drawing up of the accounting for the previous reporting period, are referred to on account 91 "Other profits and losses" in the list of non-disposal revenue (expenses) as far as they appear (par.13 PBU 3/2000).

5.11.4. The differences in sums arisen at the settlement for the inventory, performed work, services rendered which cost is expressed in conventional units are included in the expenses for purchasing of the mentioned assets and reflected on the accounts of the inventory and expenses account till the moment of their posting. The differences in sums arisen after the posting of the inventory, performed work, services rendered are referred to on account 91"Other profits and losses" in non-disposal revenue (expenses) as far as they appear.

5.11.5. The differences in sums arisen at the settlement with the banks at the purchase (sale) of a foreign currency at the rate of exchange different from the rate of the Central Bank of RF is referred to on account 91"Other profits and losses" in non-disposal revenue (expenses) as far as they appear.

5.11.6. The differences in sums arisen at other taking (fines, penalties, forfeits), connected with the implementation of the economic contracts, are referred to on account 91 "Other profits and losses" in non-disposal revenue (expenses) as far as they appear

5.12. *The account of the transactions on the settlement accounts.*

5.11.1. The settling with debtors and creditors is reflected by each parties in the accounting in the sums from the entries and acknowledged by the Company as the correct ones .

The sums on the settling with the banks and the budget are coordinated with the applicable companies, the reservation of the undetermined sums on the balance is not admitted (par.74 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance of RF from 29.07.1998 №34n).

The sum on settling with banks, budget reflected in the accounting report shall to be coordinated with the corresponding institutions and be identical. Conservation on the balance sheet of the not adjusted sums on these settlings are not admitted (par. 74 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance of RF from 29.07.1998 №34n).

5.12.2. The settling with debtors and creditors is reflected on the applicable accounts provided by the Unified work plan of the accounts of bookkeeping of the Company in accordance with the requirements of timeliness and comprehensiveness of the accounting.

5.12.3. In accordance with the admission of time certainty of economical activity facts, the accounts receivable and the bill payable are created in the current accounting in the reporting period when the applicable facts of the economical activity took place, regardless of the actual time of intake or pay-out of the monetary funds connected with these facts (par.6 of the Regulation on the accounting "Account policy of the Company" PBU 1/98 (the Order of the Ministry of Finance of RF from 09.12.1998 № 60n).

5.12.4 The sums received from the customers in the form of Available Funds are reflected on account credit of the applicable control of account 62 "Settling with buyers and customers".

5.12.5. The discharge by the discount of the counter claim (art.410 of CC of RF) is defalked on the following terms:

- *the actual existence of counter debts, admitted and unchallenged by the parties;*
- *the uniformity of the counter claims, that means the comparability of the debts and the possibility of bringing them to the equivalent (pecuniary valuation);*
- *the date of the discharge of liabilities has come, or it is not indicated or fixed by the moment of claiming;*
- *the absence in the text of the contract of the term about the inadmissibility of the discount sequential from this contract.*

5.12.6. With a purpose of accordance of verification deeds with the contractors o the requirements of the court practice, also to get possibility to use is as an argument in the court, the deed of verification must contain information on the essential elements of the initial accounting documents (invoice, payment order, deed of performance of works, deed of rendering services etc.) and essential elements of the invoices.
He deed of verification must contain information on the contract under which the mutual payments were performed (including number and date of the contract, if otherwise is not provided by the chartered documents in accordance with the legislation , registered office of the contractor (place of the State registration
of legal entity), also the date of drawing up and subscribing of the document by the persons authorized to subscribe the deed of verification (Appendix 2).

5.12.7. 6. The discount of the mutual claims is defalked both by the agreement of the parties and on the unilateral basis with informing of the other party, after the revise of the mutual debts and drawing up of the act of the account revise (in the optional form specifying all the requisites needed for the mutual discounts), signed by the plenipotentiaries of the parties. (Appendix 2).

If the amounts of counter debts differ, the debt which amount is bigger is discharged only in an applicable part, all the rest remains without changes.

5.12.8. Reasoning from par. 5.12.5, 5.12.7. of the present Regulation the suppliers liabilities discounts which are not grounded by calculated-paid documents (non-invoiced delivery) are not defalked till calculated-paid documents are received and the factual rate of the accounts payable is defined on their basis.

5.12.9. The discounts are not defalked if by the application of the alter the term of actional prescription is subject to the claim and this term is expired (art.411 of CC of RF).

5.12.10. The change of the persons in the liability under the assignment contracts is reflected in the accounting in the following way:

- *on the assignment of debt to the Company and affiliated companies, for example of the debtors-energy consumers to the affiliated company Energosbyt, the original debtor is substituted for a new debtor if the Company agreed to assign the debt with the reference to the requisites of the principal contract and the requisites of the assignment agreement (par.1 art.391 of CC of RF). The energy debt is reckoned in corpore in the new debtor account, it means that the original liability is not considered to be fulfilled;*

- on the assignment of debts by the Company to the other person, the Company debt to the creditor is cut off. The Company debt to the creditors is written off if the creditor agrees to assign the debt to the new debtor with the reference to the requisites of the principal contract and the requisites of the assignment agreement;

- on the assignment of debt of the Company or its affiliated companies to the new creditor, it's reflected in the accounting only after the debt notification of the assignment of debt of the original creditor to the new creditor had been received. The accounts payable to the new creditor is still reckoned in corpore in the account of the Company, it means that the original liability is not considered to be fulfilled;

- on the assignment of debts by the Company to the other person, the accounts receivable to the Company are cut off. In the account the accounts receivable on the interests are reflected as a record on debit of the applicable control account of account 62 ""Settling with buyers and customers" in the correspondence with the applicable control account of account 91 "Other profit and losses". The debt of the previous debtor is written off from the balance of the Company at the assignment in accordance with the terms of the assignment contract as a record on debit of the applicable control account of account 91 "Other profit and losses " with the simultaneous charge of VAT to be paid in the budget (ch.21 art.167 par.3 of IRC of RF; art.382 par.2 of CC of RF).

5.12.11. The own, bank and third party's bills of credit are used in the accounts only through the executive body of the Company.

5.12.12. The drawn own bills are reflected in the accounting on account 60 "Settling with suppliers and contractors" in the applicable analytics in the inner correspondence or in the correspondence with debit of account "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the accounts payable.

The affiliated company received the aviso of the executive apparatus on the bill of credit issue , shall to withdraw accounts payable.

The handing over of the own bills in pawn to discharge a liability to the creditors is reckoned on the off-balance account 009 "Discharge of liabilities and payment security" with the analytical breakdown of the pawnbrokers.

5.12.13. The acquired bills (own debtors' bills) are reckoned in the accounting at bill sum with a glance of the interests owed according to the issue of bill terms under debit of account 62 "Settling with buyers and customers" in the applicable analytics in the inner correspondence or in the correspondence with account 79 "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the accounts receivable. On getting the aviso of the executive body about the bill acquisition to pay the accounts receivable the affiliated company withdraws the accounts receivable, the applicable sums of VAT on shipment are transferred to the balance of the executive body of the Company.

5.12.14. The handing over of the acquired bills (own debtors' bills) to pay the accounts payable is reflected in the accounting as a sale of rights of property by a record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with account 91 "Other Profits and osses " of the applicable control account. The accounts receivable to the Company or its affiliated companies, the bill was acquired to pay for, is written off from the balance by the record on account credit 91 "Other profits and losses" of the applicable control account.

5.12.15. The acquired bills , including the bills acquired under the endorsement (bank and third party's bills) are reckoned at the rate of actual expenses for acquirement (acquisition) defined in accordance with par.5.9.4. of the present Regulation under debit of account 58 "Financial investments" on the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

If the bill is received to pay the accounts receivable to the Company or its affiliated companies, the accounts receivable is liquidated by the record on the applicable control account of account of the accounts receivable in the correspondence with debit of account 76 "Settling with various debtors and creditors" which reckons the accounts payable for the received bill ..

If such a bill pays the accounts receivable of the affiliated company, the record is made on debit of control account of account 76 "Settling with various debtors and creditors" which reckons the bill payable for the

received bill in the correspondence with account 79 "Internal accounts". On getting the aviso the affiliated company withdraws the accounts receivable by the record on account credit of the account of the accounts receivable in the correspondence with account 79 "Internal accounts"

5.12.16. The handling over of the bank bill or the third party's bill to pay the bill payable is reflected in the accounting as the property sale by the record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with the applicable control account of account 91 "Other profits and losses".

The withdrawal of the bill payable is carried out by the record on debit of accounts of the account of the bill payable in the correspondence with the applicable control account 62 "Settling with buyers and customers".

5.12.17. The retirement of the bank bills and third party's bills from the balance at their submission to the maker for payment is reflected in the accounting under account credit 91 "Other profits and losses" of the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

5.12.18. The accounts receivable with the expired term of actional prescription as well as other debts, unreal for the collection, are written off from the balance.

Debt amortization is carried out on the basis of the act of debt inventory taking, the written reasoning, the order of the director of the Company on each liability at the expense of the present reserve of the shady debts, if it's not enough it is referred to the list of non-disposal expenses (par.12 PBU 10/99 confirmed by the Order of the Ministry of Finance of RF from 06.05.1999 №33n).

The written debt reasoning includes the index of the full name of the debtor, including legal form; the ground, sum and the date of debt origin with the reference to the basic account documents; the ground for the debt amortization with the reference to the rules of law with the vouchers attached:

the copies of the basic account documents (contract, payment order, invoice, deed of works fulfillment (rendered services), agreement (notification) on set-off etc.);

at the settlement of a debtor being a legal entity - the extract from the unified state list of legal entities, containing information on a liquidation; and in case of settlement of a debtor being a natural person – his death certificate if the legislation in force does not provide succession;

at the failure (bankruptcy) of a debtor - resolution on competitive production termination, or report of the arbitrage manager on a failure to satisfy the creditor's claims;

other documents proving the impossibility of debt collection (the act of state authority etc.).

Affiliated companies need to keep the basic account documents in original within 5 years from the date of the Order on debt amortization.

Debt amortization amounted up to RUR 1500 according to one obligation with all necessary documents present, is carried out under the order of the director of the affiliated company complying the provisions stipulated by the par. 5.12.18 of this present Order.

The accounts receivable written off in view of debtor's insolvency are reflected in the balance sheet during 5 years since the moment of amortization to observe the possibility of its collection in case of debtor property status change.

The terms of actional prescription are fixed on the basis of art.195-208 of CC of RF. The term of actional prescription is interrupted by the filing of a claim in accordance with established procedure as well as by the actions of the person under obligation which prove the acknowledgement of debt. After the break the term of actional prescription opens again, the time before the break is not included in the new term. (art. 204 CC RF).

The agreement of the parties, the acknowledgement of debt out of the terms of actional prescription as well as

the change of persons under obligation can not be the ground for the change of the term of actional prescription and the procedure of its calculation.

The account of accounts receivable is organized according to the terms of actional prescription to observe art. 2 of FL dd. 22.07.2005 №119-FL "On modification to the paragraph 21 of TC of RF and on recognizing as void the single provisions of legislation of RF on taxation".

5.12.19. The amortization from the balance of the unclaimed bill payable and depositor debt with the expired term of actional prescription and under other grounds is carried out at the written permission of the director of the Company (affiliated company) including the index to of the ground, sum, date and legal deeds adjusting the ground of write-off.
Also, amortization from the balance of the unclaimed bill payable and depositor debt with the expired term of actional prescription and under other grounds is carried out at the written permission of the director of the affiliated company according to the standards art.195-208 of CC of RF.

Affiliated companies shall to keep the originals of the aforementioned documents, as the documents certifying assumpsit of a debt by the creditor and break-off the terms of actional prescription too early (two-party deed of verification, letter of warrantee, reply the claim etc.) within 56 years from the date of the Order on a debt depreciation.
The sums of the accounts payable written off are referred to account credit 91 "Other profit and losses" in the list of extraordinary revenues.
The sums of VAT on the bill payable written off are reckoned in the accounting and referred to debit of account 91 "Other receipts and expenditures" in the list of extraordinary expenses.

5.13. Calculation of expenditures on production.
5.12.1. Calculation of expenditures on production shall be carried out in accordance with issue II of Provisions on accounting "Company's expenses" (PBU 10/99 (Order of MF of RF № 33n dd. 06.05.1999 . ed. dd. 30.03.2001))

5.13.2. Calculation of expenditures and calculation of the outputted energy net cost shall be carried out in separate electric plants, electric networks and in energy system as whole.
Full net cost of energy is formed by way of summation of net cost of production by electric plants, net cost of transfer and distribution in electric and power networks, cost of purchased electric power and expenses on the executive body's maintenance including expenses on management of technological process and maintenance of the separate subdivisions on energy selling.
Full net cost of effective output of electric and heat energy to consumers is an object for electric and heat energy net cost calculation.
Calculation units are 1 kw/h and 1Gcal of the effectively outputted electric and heat energy.

5.13.3. Calculation of expenditures on production and calculation of real net cost of production shall be carried out by traditional calculation way with direct expenditure accounts (20, 23,29) and indirect (25, 26). Calculation of indirect expense's accounts shall be closed in debit of accounts 20 (23) with further calculation of full real production net cost of the produced items every month.

5.13.4. Expenditures accounted on account 25 "Common production expense" shall be charged-off fully on account 20 "General production" and on account 23 "Auxiliary process" to the proper with their simultaneous distribution between the calculation's objects at the end of month:
- *at the power stations proportionally to the standard fuel level, here expenditures of the plants participated in output of only one type of energy shall be fully referred to this type of energy;*
- *calculation of net cost of production of auxiliary productions - proportionally to the basic salary of employees.*

Common economic expenses (except abonent payment for RAO network's using) on maintenance of the executive body including expenses on maintenance of Energy supply shall be distributed between electric and heat energy proportionally to production expenditures of electric plants and networks.

Expenditures accounted by the subsidiaries on account 26 "Common economic expenses" shall be referred to account 20 "General production", also to account 23 "Auxiliary process" and to account 29 "Auxiliary process and economy" at the end of month in cases of manufacture or production, services and works fulfillment abroad or to other subsidiaries simultaneously their distribution between the objects of calculation:

- *calculating of net cost of production of auxiliary processes shall be referred proportionally to the shop cost of production, works and services. Thus the sum of common economy expenses accounted for production, works and services of the auxiliary and service shops (production) shall be defined due to this share of common economy expenses related to their direct production;*
- *rest part of common economy expenses shall be refereed fully to net cost of general manufacture production (expenses on maintenance of design, technological departments and background of department's manufacture, expenses on maintenance of production laboratories, cost of different tests, researches and experiments subject to general manufacture; expenses concerned rationalization and research on general production; expenses concerned the employee's training and further training for general production; expenses concerned maintenance of watch and fire prevention; expenses concerned payment of land tax, non productive expenses concerned manufacture and supply of general production and other same expenses). Common economy expenses shall be distributed between electric and heat power proportionally to their shop net cost;*
- *common economy expenses on services rendered by auxiliary process and auxiliary production and economy (internal consumption by the subsidiary) are not referred.*

5.13.5. Net cost of electric power transfer (transit) through the corresponding voltage range shall be defined by product of actual net cost of electric power transfer on corresponding voltage thought electric power plants and Energy Supply and by volume ratio of outputted energy under the transit contract on corresponding voltage to the total volume of corresponding voltage output through the network (except overflow balance to other plants) including electric power outputted under the transit contract in accordance with actual balance of electric power in the networks BH, CH1, CH2, HH.

5.13.6. Finished product (account 43) shall be reflected in accounting on actual production cost.

5.13.7. Expenses concerned production supply accounted on account 44 "Expenses on sale" shall be charged-off fully on account 90 "Sales" in reporting period (par. 9 PBU 10/99).

5.13.8. Expenses incurred in the reporting period but concerned the further reporting periods shall be reflected as future expenses (account 97):

- *holiday pays charge to the next month:*
- *subscription publication's expenditures;*
- *insurance payment charge;*
- *other expenses and payments with further equal charge-off in the related period.*

5.13.9. Expenditures on usual activity shall be classified as in articles, as in elements (par. 8 PBU 10/99).

5.13.10. Expenditures of department on stuff training of the Stuff management department shall be accounted on account 26 "Common economy expenses" separately with further transfer to subsidiaries through account 79 "Intraeconomic payments" in amount of actual expenditures distributed proportionally the volume of rendered works and services.

5.13.11. Expenses on equipment of sanitary-accommodation premises, medical premises, rooms for repose and psychological relaxation, creation of sanitary posts furnished with medicine chests composed of medicine sets subject to initial care etc., provided by the legislation in force, shall be accounted on account 25 "Common productive expenses" according to the fixed norms.

5.13.12. Expenses on preparation and holding of civil defense actions shall be accounted on account 26 "Common economic expenses" (Provisions of the Government №227 dd. 16.03.2000 "On reimbursement of expenses caused by preparation and holding of civil defense actions").

5.13.13. Accounting of expenses on energy transfer at the energy plants shall be carried out apart of accounting of expenses on energy output on the separate subaccount 20.5 "Expenses on heat energy transporting".

Calculation of the transfer net cost shall be accounted apart of electric and heat power production as the separate activity.

5.13.14. Expenses caused by the stuff training:
training cost;;
fare to the place of training;
renting expenses;
daily (travel) allowances for further training (education) of the employee.

5.14. Accounting of operations in electric power sale and purchase at the wholesale market.

5.14.1. In accordance with the sectoral features, electric power purchased at the adjusted sector of wholesales market shall to be included in the electric power net cost and reflected in the book-keeping on the debit of account 30 'Major production" and credit of account 60 "Settlements with suppliers and contractors".

5.14.2. Operations in electric power purchase at the free wholesales market are reflected on the debit of account 41 "Goods" in the book-keeping. Electric power loss caused during its transfer through the power networks are reflected on the account 44 "Purchase expenses". Electric power sales shall be reflected on the credit of account 41 "Goods" in correspondence with the debit of account 90 "Sales".
Services in organizing of a trade system of the wholesales market functioning shall be reflected on the account 44 "Sales expenses" together with further its write-off on the account 90 "Sales".

5.14.3. Electric power purchased at the free market sector shall be transferred to the net cost of the basic electric power shoed in the form №2 "Profit and losses report" in the book-keeping.
5.14.4. Proceeds from electric power sold at the free market sector , in aggregate of all the contracts, shall be reflected in the book-keeping report in the form №2 "Profit and losses report" in the line 015 of the other goods, products, works and services of industrial nature.
Net cost of electric power sold from the plants shall be calculated due to fuel component of power production at the each power plant and shall be reflected in the form №2 "Profit and losses report" in the line 025.
Expenses on the purchased electric power in the free trade market sector are not provided by a share of economic charges.

5.15. Features of the Company's profits and losses forming

5.15.1. The Company's profits on usual activities are the following:
- *proceeds from electric and heat power sale;*
- *proceeds from increased pay to the rate on reactive power compensation (tangent Fe);*
- *proceeds received for nonrecoverable condensate;*

- *proceeds from makeup and chemical treated water sales;*
- *proceeds from other finished production of auxiliary process sales;*
- *proceeds from agricultural production sales;*
- *proceeds from rendered works (services) of industrial nature (including transit);*
- *earnings concerned temporary use of the Company's assets under the Lease contracts against payment (temporary use and possession).*

5.15.2. Profits on usual activity shall be defined as difference between the earnings on sale of goods, products, works and services according to the current costs and rates on electric and heat power except VAT and expenses on their production and sale approved by REC.

5.15.3Extraordinary profits of the Company shall be declared the following types of penalties, fines and forfeits against the violation of the contract's terms and provisions;

- *electric power capacity excess;*
- *energy consumption contracted size's excess;*
- *energy consumption contracted size's underexploitation;*
- *unauthorized electrical installation's launching;*
- *excess of the fixed by the contract maximum hourly demand of heat energy;*
- *unauthorized water pumping;*
- *excess of the contacted volume of heat energy consumption;*
- *underexploitation of the contracted volume of heat energy consumption , and are reflected on the account 91 'Other profits and losses" in the moment of profit acceptance;*
- *misinformation on instrumentation indications;*
- *seals removing.*

5.15.4. Social oriented expenses, i.e. additional payment to pensions, incentive pays, expenses on health-improving measures, compationate activity, maintenance of objects of social sphere and other similar expenses shall be deemed as other extraordinary expenses and shall be reflected on account 91 "Other profits and losses".

5.15.5. Sum differences over the payments with debtors-buyers arose this reporting period shall be referred to the earning increasing due to sale.

Sum differences arose after the reporting period shall be deemed as profits (losses) of the last years revealed in the reporting period in the result of re-calculations with counteragents and shall be reflected in composition of other extraordinary profits (losses) on account 91 "Other profits and losses".

5.15.6. Interests on the commercial credit granted to the buyer (customer) by the Company on terms of delay of payment including collateral note received from the customer shall be deemed as other extraordinary profits and shall be reflected on account 91 "Other profits and losses".

5.15.7. Energy output to the needs of plants and networks shall be reflected in accounting in appraisal of:

- output to the technological and economy needs of the main and auxiliary processes according to the specially fixed rate without reflection in the sale's volume;

output to own capital construction and to the non industrial economy according to the fixed rates including reflection in the sale's volume.

Electric and heat power consumed by economic needs shall be included in the sale's volume but shall be transfer in aviso through account 79 "Intraeconomy payments" to subsidiaries without invoicing.

According to the "Standard instruction on electric power accounting under its production, transfer and distribution RD 34.09.101-94 (approved by General State Energy supervision department of Russia (Glavgosenergonadzor of Russia) dd. 02.09.1994), the category of economic needs of energy system involves electric power consumption by auxiliary and non industrial processes being on the balance of electric plants and electric network enterprises obligatory to main production maintenance but not tied directly with

technological processes of heat and electric power production at the electric plants, also transfer and distribution of electric power (nomenclature of energy consumption's elements to the economy needs of electric plants and electric networks is defined by the Letter of the Minenergo of USSR №B-6023 dd. 24.04.1980).

Electric power consumption to economic needs of energy system shall be included in the effective output subject to accounting as separate line in form of static report 46-ec "Effective output of electric and heat power" and shall be transferred to subsidiaries according to the special fixed rate.

Electric power consumption to heating, water supply and lighting of dwelling houses, canteens (if these expenses are reflected on b/account 29 "Auxiliary processes and economies"), hostels, hotels, clubs, tourist centers, preventoriums etc. shall not be included in economic needs of energy system.

Also consumers operated from the needs of plants and substations (sub-abonents)are not referred to the economic needs of energy system.

Energy consumed by windings of synchronous condensers and glaze fusion are not referred to the energy consumption to the economic needs of energy system. Aforementioned types of energy consumption form energy losses in electric networks.

Every month according to the reports of PTO of subsidiaries, Energosbyt (Energy supply) shall correct sale's volume on economic need's sum and hand over information on electric and heat power consumed by subsidiaries to economic needs in accordance with approved form "Appendix 2 to this present Provisions) to accounting department of the executive body:

Executive body shall transfer through aviso electric and heat power consumption to the economic needs to the subsidiaries every month. Sum received by the subsidiaries shall be reflected on expenditure accounts (Debit 20,23,25,26; Credit 79).

Heat power (makeup water and unreturned condensate (in tn.) shall be transferred to the subsidiaries through aviso with invoicing by Energosbyt (Energy Supply).

Coordination of parameters with the branch statistical report under the form 46-ES is not provided In the current annual and intermediate accounting. There is a reference to explanation of a reason of data divergence on sales volume with the accounting reporting in the statistical branch report.

5.16. Features of accounting of intraeconomic transactions between the affiliated companies

5.16.1. Operations on the property transfer to subsidiaries shall be reflected in accounting through account 79 "Intraeconomic payments", subaccount "Payments on allotted property" and shall be reflected in passive balance in the filed line 423 of part IV "Capital and reserves"

5.16.2. *Transfer of inventories (MPZ) in the Company shall be reflected in accounting using the account 79 "Intraeconomic payments on the current operations" omitting realization accounts, accounts receivable, account payable without VAT and extra charging.*

Transition of inventories (inventories, goods) between subsidiaries shall be drew up by form M-15 "Blading to the good's output apart" with the first copy of blading transfer to the subsidiary-recipient.

5.16.3. Subsidiary "Kuzbassenergosviaz (KES) which activity is nonspecialized as compared with main activity of JSC "Kuzbassenergo" shall to summarize information on production expenses on account 23 "Auxiliary process".

5.17. Relations with subsidiaries and affiliated companies.

5.17.1. Economic operations between the Company and its affiliated companies shall be reflected in book keeping using corresponding accounts on payments with their allocation on the separate subaccount, including VAT charging and obligatory monthly payments revision approved by bilateral revision acts. (Appendix №2).

5.17.2. The company presents the annual accounting report in accordance with the chartered documents to the founders, participants of the company or owners of its property, also to the territorial authorities on the State statistics according to their registration place. Other executive authorities, banks and other users receive the annual accounting reports in accordance with the legislation in force.
Terms and volume of accounting report submitted to the executive apparatus shall be defined by the Chied accountant of the company.

5.18. Accounting of the State assistance.

5.18.1. Information on the received and spent state assistance granted in form of subventions, subsidies, budget credits and other forms with the assets dividing into financing of capital and current charges shall be formed in accordance with par. 4 PBU 13/2000 "Accounting of the State assistance" (Order of MF of RF № 92n dd. 16.10.2000.

5.18.2. Received state assistance in form of budget credits shall be reflected in accounting in order approved for borrowing costs accounting (par.16, 17 PBU 13/2000).

5.18.3. Other forms of the State assistance, benefit on which cannot be reasonable valuated (rendering of consulting services on gratuitous basis, granting of guarantees, interest-free loans or loans with the lowered interest}) or cannot be inseparable from usual economic activities (state purchases), in case of their importance shall be disclosed in the accounting report in the explanatory note (par.18, 19 PBU 13/2000).

5.19. Disposition of profits

5.19.1. Disposition of net profits in the Company shall be approved by the general meeting of shareholders and shall be hold in accordance with Law "On Joint Stock Companies" and with standard documents on book keeping.

5.19.2. Tax and other similar payments accrued during the fiscal year from the profits shall be reflected on account 99 "Profits and losses".

5.19.3. At the expense of unappropriated balance in case of its adequacy the reserve capital equal no more then 5% of the chartered capital shall be established in accordance with Articles of Association.
Assets of the reserve capital shall be used in financing according to Provisions developed by the Company.

5.19.4. Dividend's charge and issue shall be carried out over the results of the fiscal year in accordance with Articles of Association under the special developed Provisions.

5.19.5. Accounting of transactions with chartered capital, additional capital and reserve capital shall be closed in the executive body of the company as property owner.

5.20. Accounting of loans, credits and expenditures concerned their maintenance

5.20.1. Accounting of expenditures concerned liabilities fulfillment under the received interest-bearing loans

(except the State loans) and credits (including commodity and commercial credits) together with loans attraction by way of bill of credit issue, bounds issue and sale, shall be carried out in accordance with Provisions of accounting " Accounting of loans, credits and expenditures on their maintenance" (PBU 15/01) approved by the Order of MF of RF №60n dd. 02.08.2001.

5.20.2. The company's debts to the debtor shall be admitted in accounting in amount of actually received cash assets or in a cost appraisal of other items provided by the contract in the moment of actual transfer of cash assets or other items.

5.20.3. The company's debts under the received loans and credits shall be divided into short-term and long-term, also urgent and outstanding in the accounting.

5.20.4. Transfer of long-term debts into the short-term shall not be made in the moment when under the contract provisions there are 365 days before paying back of the principal sum of the debt.

5.20.5. Expenditures related with receipt and use of loans and credits are the follows:
-due interests to lenders and creditors;
-due interests or discount under the bills of credits and bonds;
additional expenditures concerned the loans and credits receipt, loan liabilities issue and distribution (par. 19 PBU 15/01);
exchange and sum differences under the interests on exchange loans and credits subject to be paid.

5.20.6. Expenditures concerned the loans and credits receipt and use shall be deemed as current expenses except those part which is subject to including in the initial cost pf the fixed assets and non-material assets (par. 12, 23-31 PBU 15/01), or in the actual net cost of the posted inventories, other values, works and services (par. 15 PBU 15/01).

5.20.7. All current expenditures, including additional related with loans and credits receipt and use shall be reflected in composition of operative expenses of the Company in the moment of their charge (expenses process) regardless of time of actual payment. (par. 14, 20 PBU 15/01)

5.20.8. Debts under the received credits and loans, also under the bills of credit, bonds and other loan liabilities subject to be paid shall be reflected at the end of the reporting period including accounting of due interests according to the loan contract terms, credit contract, also bill of credit issue terms (par. 15-18 PBU 15/01).

5.20.9. At draw a bill of credit for reception of the loan by monetary (sale of own bills of credit) the sum of due interests to billholder or discount shall be included in composition of operative expenses under the debit of account 91 " Other profits and losses " in the moment of charge.

5.20.10. Expenses concerned the loans and credits received for non-circulating assets acquisition shall be decreased by the profit's amount on temporary use of loan assets as long-term and short-time financial investments together with approval of such decrease by corresponding calculation (par. 26 PBU 15/01).

5.21. Information on the events after the reporting date

5.21.1. Information on all essential facts happened after the reporting date that affected or may affect financial situation, cashflow or the company's activity results and that took place in the period between the reporting date and the date of the accounting report subscribing shall be reflected in In the annual accounting report (par. 6 Provisions on accounting "Events after the reporting date" PBU 7/98 approved by the Order of MF RF №56n dd. 25.11.1998).

5.21.2. The events stipulated by the Appendix to PBU 7/98 shall be deemed as the events took place after the reporting date.

5.21.3. Consequences of the event took place after the reporting date shall be reflected by way of adjustment in synthetical and analytical accounting of information on corresponding assets, liabilities, capital, profits and losses (par. 9 PBU 7/98) or by way of disclosure of corresponding information in the explanatory note (par. 10 PBU 7/98).

5.21.4. To valuate in money terms the consequences of events took place after the reporting date corresponding calculations shall be made and approved. Calculation shall be made by corresponding authorized Department (Service).

5.21.5. Consequences of such event shall be valuate in money terms on the ground of corresponding calculation according to the discretion requirements (par. 8PBU 7/98).

5.22. Information on conditional facts of economic activity

5.22.1. In the annual accounting report shall be reflected information on all essential conditional facts of economic activity, i.e. on such facts in respect of which consequences and possibility of their appearance in future may be ambiguity and furthermore such conditional fact's consequences may affect the appraisal of accounting report on financial situation, also cash flow and the company's activity results as for a reporting date by the readers and users (par.7 Provisions on accounting "Conditional facts of economic activity" PBU 8/01 approved by the Order of MF RF №57n dd. 25.11.1998).

5.22.2. Conditional facts of economic activity are the follows:

- *unfinished by the reporting date trials where the Company acts as plaintiff or defendant, which decisions may be accepted in the future reporting periods;*
- *disputes with the fiscal bodies concerned payments in the budget not resolved by the reporting date;*
- *guarantees and other types of liabilities security issued in favor of the third parties before the reporting date which execution's terms did not come yet;*
- *discounted before the reporting date bills, which maturity date did not come before the date of the accounting report subscribing;*
- *any executed before the reporting date actions of other institutions, as a result of which the Company should receive indemnification which amount is a subject of trial;*
- *liabilities for environmental protection;*
- *other analogical facts*

5.22.3. Conditional fact of economic activity shall be reflected in accounting and reporting depending on probability of occurrence of its consequences by way of such consequences reflection in analytical and sinthetical accounting (par. 9-13 PBU 8/01) or by way of disclosure of corresponding information in the explanatory note (par. 14 PBU 8/01).
The company creates the funds due to existing liabilities of the company by the reporting date in case of ambiguity concerning an amount or a term of performance under conditions stipulated by the par. 8 of PBU 8/01.

5.22.4. Consequences of conditional fact of economic activity (conditional loss, conditional profit, conditional liability, conditional assets) shall be valuated in money terms on the ground of corresponding calculation according to the discretion requirements (par. 21 PBU 8/01).
Calculations shall be made by corresponding authorized Department (Service).

5.23. Information on affiliated persons.

5.23.1. In the annual accounting report in the explanatory note information on operations with affiliated persons shall be disclosed in cases provided by par. 7 of Provisions on accounting "Information on affiliated persons" PBU 11/2000 approved by the Order of MF RF №5n dd. 13.01.2000):

- *the company is under the control or affect of other institution of natural person;*

- *the company controls or affects other institution.*

5.23.2. Operations between the Company and affiliated person shall be deemed any operation concerned transfer of any assets of liabilities (par. 5 PBU 11/2000).

5.23.3. Information on operations between the Company and affiliated companies and between the affiliated companies composed the group of interrelated companies shall not be disclosed in the consolidated accounting report (par. 9 PBU 11/2000).

5.23.4. List of affiliated persons, information on operations disclosed in accounting report shall be created by the Company independently due to contents of relations between the Company and affiliated person including guidance of priority requirements of the contents to its form.

5.24. Segment Reporting

5.24.1. Information on operational and geographical segments shall be disclosed in the annual accounting report and explanatory note. Information on operational segments shall be deemed as primary information on the segments, as the secondary will be information on geographical segments.

5.24.2. The following activities are in the structure of operational segments (par. 7 Provisions on accounting "Information on the segments" PBU 12/2000 approved by the Order of MF RF №11n dd. 27.01.2000):

- *electric and heat power production;*
- *other activities, in case of disclose in the process of accounting that electric and heat power production composes less 75 % of the Company income (par. 10 PBU 12/2000).*

5.24.3. The following information shall be disclosed over the operational segments: (par. 21 PBU 12/2000):

- *sale's income;*
- *financial result;*
- *total balance amount of assets;*
- *total size of liabilities;*
- *total amount if capital investments in the fixed assets and non-material assets;*
- *total amount of amortization assignments under the fixed assets and non-material assets.*

5.24.4. In the structure of geographical segments shall be included foreign states in case of foreign-economic activity with them, with granting information on amount of sales profit in the context of geographical regions allotted on location of the sales markets on condition that size of sales profit of geographical segment is not less then 10% of sales profit in whole in the Company (par. 9, 22 PBU 12/2000).

5.25. Information on go out of business

5.25.1. Order of disclosure of information on go out of business, including resulted reorganization of the Company (in case of allocation, segregation) shall be carried out in accounting reports according to PBU 16/02 "Information on go out of business" approved by the Order of MF RF №66n dd.02.07.2002.).

7. Accounting policy for the purposes of International Financial Reporting Standards (IFRS)

7.1. General provisions

The account policy of the JSC "Kuzbassenergo" defines used during the preparation of the financial accounting definitions, acknowledgment criteria and principles of valuation of assets, liabilities, receipts and expenditures, methods of the reflection of the transactions, events and terms, as well as the judgments worked out by the management of the JSC "Kuzbassenergo", making a great impact on the sums, acknowledged in the financial accounting.
During the working out of the account policy in accordance with IFAS on the year of 2006, the JSC "Kuzbassenergo" was guided by all the acting at that time Standards, Interpretations, and Principles.

The account policy is drawn up on the basis of the admission of the consecutive usage of the chosen account policy from one fiscal period to another. The changes of the account policy are admissible only if they are required by any Standard and Interpretation, or if the given changes lead to more reliable and true information about transaction impact provided by the financial accounting, as well as the events or terms of the financial condition of the Company, its financial results or flow of cash assets.

The financial accounting of the JSC "Kuzbassenergo" according to IFAS 1 "Financial accounting" consists of:

- *sheet balance;*
- *profit-and-loss report;*
- *report on capital changes;*
- *report on cash flow*

notes which include a brief description of essential elements of the account policy and other explanatory notes.

7.2. Consolidation principles

Consolidated annual financial accounting includes the financial accounting of the JSC "Kuzbassenergo" and its subsidiaries (the Group)for the period from the start of the actual control till its actual ending.

7.2.1. Subsidiaries.

The control is supposed to be exercised when the JSC "Kuzbassenergo":
possesses directly or indirectly, through subsidiaries, more than 50% of voting stocks of the subsidiary; or possesses directly or indirectly, through subsidiaries, less than 50% of voting stocks of the subsidiary, but has the right to:

- *Define financial and operational policy of the subsidiary on the basis of the Articles or agreement;*
- *Appoint or dismiss the majority of the members of the committee of directors or similar authorities;*
- *Participate by a majority vote at the meetings of the committee of directors or similar authorities.*

The accounting of the subsidiaries which are under the Group's control is not included in the consolidated accounting of the Group if:
The control is supposed to be temporary as the shares of the subsidiary are taken up and kept only with the sale purpose in the nearest future; the activity of the subsidiary is influenced by tough long-term restrictions which decrease dramatically its potential to transmit assets of the associated company.
Financial investments into such subsidiaries are accounted as financial investments available for sales.
Assets and liabilities of all the subsidiaries are valuated at fair cost on the date of taking up. Minority interest is reflected proportionally to the share in the fair cost of assets and liabilities of the subsidiaries.

Financial accounting of the subsidiaries is drawn up for the fiscal periods which are similar to the fiscal periods of the associated company. If it is necessary, the financial accounting of the subsidiaries can include adjustments to bring the used principles of the account policy in correspondence with the principles of the account policy of the Group.

During the preparation of the consolidated financial accounting, all the remains on calculation and transactions within the Group as well as non-realized receipts and expenditures arisen as a result of transactions within the Group are excluded.

7.2.2. Dependent companies.

A dependent company is a company which is under the influence but not control of the Group, as a result of participation in the financial and management decision making, and the Group has from 20% to 50% of voting shares.

Dependent companies are accounted by the share holding since the start and to the end of the material effect on this company.

The results of the activity of dependent companies are accounted by share holding method on the basis of their last financial accounting. The expenditures of dependent companies are taken to accounting in the consolidated financial accounting before the investment in such companies is written off up to zero. After that the expenditures are accounted only in the volume where the Group has liabilities on financial support to such dependent companies.

The current book cost of the investment in dependent companies present the cost of the acquisition including unamortized part of goodwill as well as the share of the Group in non-distributed profit, received after acquisition, and other changes in reserves which are the part of the owned capital of these companies. The current book cost of dependent companies is constantly revised and in case of devaluation, is decreased in the period when such circumstances are revealed.

Non-realized receipts and expenditures arisen as a result of transactions with dependent companies, are subject to exclusion proportionally to the share of the Group in the capital of dependent companies.

7.3. Methods and ways of valuation of the property and economic transactions.

7.3.1. Currency of measurement and currency of introduction.

The currency chosen as a unit of measurement as well as introduction in the consolidated annual financial accounting is Russian ruble. This reflects economic essence of the main principle of the activity of the Group and its economic transactions.

7.3.2. Transactions in foreign currency.

Transactions in the currency which is different from the currency of RF are referred to the transactions in foreign currency. Cash assets and liabilities of the Group expressed in foreign currency on the fiscal date are recalculated in rubles at the rate of exchange on this date.

Transactions in foreign currency are reflected at the rate on the date of the settlement of transaction. Receipts and expenditures arisen as a result of accounting on the data of transactions and during the recalculation of cash assets and liabilities expressed in foreign currency are reflected in the report on receipts and expenditures.

7.3.3. The use of valuations and admissions.

To prepare the present financial accounting in accordance with the requirements of the IFAS the management worked out the number of valuations and admissions referring to assets and liabilities, which are reflected in the present financial accounting as well as to the information disclosure about contingent assets and liabilities. The actual results can differ from the given valuations taking into account uncertainty

of valuations and admissions.

7.3.4. Financial instruments

Financial instruments reflected in the balance of the Group, include financial investment, given borrowing, trade and other accounts receivable, cash assets and their equivalents, received borrowing, trade and other account payable and derivative financial instruments.

Financial instruments originally are reflected at the fair procurement cost, and in case of financial assets or financial liability which are not valuated at the fair cost through profit or loss, transaction costs directly connected with the procurement or release of a financial instrument are also included.

Financial assets and liabilities are accounted in the balance opposite to each other, when the Group has a legal right to set-off or has an intention to conduct calculation at the sum of balancing of accounts.

A financial instrument or its part is written off in the financial accounting when the Group loses its rights or discharges liabilities connected with the given financial instrument. At the writing off of the financial asset, the difference between compensation received or accrued and the current book cost of the asset is admitted in the report on receipts and expenditures. At the writing-off of the financial liability, the difference between compensation received or accrued and the current book cost of the liability is admitted in the report on receipts and expenditures.

7.3.4.1. Financial investments.

Financial investments, except for the investments in subsidiaries and dependent companies, originally are accounted at the cost on the date of the settlement of transaction, which is equal to the fair cost of paid compensation and the costs on transaction in case of financial investments which are not valuated at the fair cost through profit or loss.

Financial investments are classified in the following way:

- *detained until paying off;*
- *valuated at the fair cost through profit and loss;*
- *available for sale.*

Financial investments in debt securities with fixed time to run, which the Group is intended and has the right to detain till the time to run, except for the given borrowing and accounts receivable, are classified as "detained till paying off". Securities, detained till paying off, are accounted at the amortized cost by the method of effective cost of money after deduction of devaluation reserves. Securities detained till paying off are reflected as non-circulating assets except for the cases when the paying off is expected to be carried out within 12 months after the fiscal date.
Financial investment in securities, acquired to earn profit as a result of short-term price range, is classified as "Meant for trade". Securities meant for trade are reflected as negotiable assets.
Any other financial investments except for giving borrowing and accounts receivable are classified as "available for sale". Financial investments available for sale are referred to negotiable assets if the management of the Group is intended to realize them within 12 months since the fiscal date.

Securities available for sale as well as for trade are reflected at the fair cost reasoning from market rates on the date of drawing up of the accounting, without taking into account costs which the Group may have during their realization or other retirement. Receipts and expenditures connected with the change of the fair cost of financial investments are reflected in the report on receipts and expenditures for corresponding period except for financial investments available for sale. The receipts and expenditures of the latest are reflected in the capital. When the market price can not be defined, the fair cost is defined reasoning from the valuations of the Group.

7.3.4.2. Cash assets and their equivalents.

Cash assets include money in the cash office, money on the account current in banks, bank deposits and other money instruments with the time run not less than three months on the moment of procurement, and can be easily converted in the sum of cash assets and run the slight risk of cost change.

7.3.4.3. Accounts receivable

Trade and other accounts receivable is reflected in the sums presented to payment by contractors, with the deduction of the reserve for doubtful debts which is established if it is necessary.

The reserve sum for the doubtful accounts receivable is calculated on the basis of analysis of its discharge possibility.

Long-term accounts receivable on its original admission is reflected at the fair cost by discounting of all future cash flows at cost of money which is available to the Group on the moment of the original admission. The discounting sum is reflected in the Report on receipts and expenditures as the expenditure from the original admission of accounts receivable at the fair cost. The discounting sum is subject to depreciation during the entire conversion period and is reflected as interest yields in the Report on receipts and expenditures.

7.3.4.4. Account payable

Trade and other account payable is reflected at the nominal value. Long-term account payable on its original admission is reflected at the fair cost by discounting of all future cash flows at cost of money which is available to the Group on the moment of the original admission. The discounting sum is reflected in the Report on receipts and expenditures as the expenditure from the original admission of account payable at the fair cost. The discounting sum is subject to depreciation during the entire conversion period and is reflected as the costs on payment of interest in the Report on receipts and expenditures.

7.3.4.5. The given borrowing

The given borrowing is accounted at the amortized cost by the method of effective interest rate.

7.3.4.6. Credits and received borrowing

All the credits and borrowing originally are admitted at the fair cost of procurement with the deduction of transaction costs. After the original admission all credits and borrowing are reflected at the amortized cost by the method of effective interest rate.
Long-term credits and borrowing received or presented by the Group at the rates which are lower than market ones, on the original admission are reflected at the fair cost by discounting of all future cash flows at the market average cost of money for financial instruments on similar terms.

Borrowed funds which are subject to be discharged within a year from the fiscal date are reflected as short-term liabilities.

Borrowed funds which are subject to be discharged in more than a year from the fiscal date are reflected as long-term liabilities. The part of long-term account payable which is subject to be discharged within 12 months from the fiscal date is reflected as short-term liabilities.

Interests on credits and borrowing are reflected in the accounting by the charge method.
The part of interest unpaid on the fiscal date is reflected in the balance as other account payable.

7.3.5. Dividends

Dividends are admitted as liabilities and calculated from the sum of capital on the fiscal date only when they were declared (approved by shareholders) before the fiscal date inclusive. Dividend information is disclosed in explanatory notes to the financial accounting if they were recommended before the fiscal date as well as after the fiscal date, but before the date when the financial accounting is released.
The amount of non-distributed profit of the Group according to the Russian legislation can be aimed at distribution among shareholders and is defined on the basis of the financial accounting of separate companies which are included in the Group. These sums can differ dramatically from the sums calculated on the basis of the IFAS.

7.3.6. Fixed assets.

The objects of fixed assets are taken to accounting at the actual cost. The actual cost of the object of fixed assets acquired for payment includes the sum of actual costs of the Company on procurement, construction and production, except for the value added tax and other refundable taxes.
Economic and other similar costs are not included into actual costs on procurement, construction or production of fixed assets.
The change of the actual cost of fixed assets at which they were taken to accounting is admissible in cases of completion, reconstruction, modernization, partial liquidation and revaluation of fixed assets. The costs on reconstruction and modernization of the object of fixed assets after they are completed can increase the original cost of such an object if as a result of modernization and reconstruction originally accepted normative functioning indexes (term of usage, power, usage quality, etc) of the object of fixed assets increase.
Fixed assets are reflected in the accounting at the original cost defined on the moment of acceptance of the objects in the accounting and adjusted to the inflation index (consumer price index) calculated for the period from the moment of taking the objects to the accounting to 31.12.2002.
The features of economic obsolescence of fixed assets are defined on each fiscal date. If at least one feature is revealed the management conducts the valuation of compensative cost of fixed assets.
The following features can be regarded as economic obsolescence:
Dramatic changes in technological process of production, economic, legal sphere of activity of the Group;
the presence of obvious depreciation or defacement of the object of fixed assets or the group of the objects of fixed assets;
decrease of market prices for definite types of fixed assets and others.

Refundable cost is defined as the maximum of the fair cost with the deduction of the costs on asset sale and value of its usage (IFAS 36 "Depreciation of assets").
The fair cost with the deduction of the costs on sale is the price of asset in the sale contract in the transaction between well-informed and willing parties to settle such a transaction, with the deduction of additional costs directly connected with the retirement of this asset.
The value of the asset usage presents discounting cost of assumed (evaluative) future flows of cash assets the appearance of which is expected to be from constant asset usage and from its retirement at the end of the period of its service.

Book cost of fixed assets decreases to refundable cost, and the difference is reflected as expenditure (loss from economic obsolescence) in the Report on receipts and expenditures.
Costs on maintenance works, current and capital repairs are referred to the costs as far as they are arisen. All types of costs, which do not lead to the improvement of technical characteristics of fixed assets are referred to the costs on capital repairs.

Profit and losses arisen as a result of the retirement of fixed assets are reflected in the Report on receipts and expenditures as soon as they are arisen.
Depreciation on fixed assets is accrued by uniform charge during the period of effective use of a fixed asset.
The following periods of service are used during the depreciation accrual:

Type of fixed assets	*Terms of effective use (years)*
Fixed assets used at the production of heat and electrical energy	*50*
Fixed assets used at the transmission of electrical energy	*40*
Fixed assets used to distribute electrical energy	*40*
Fixed assets used at the transmission of heat energy	*25*
Other	*15*

State subsidies referred to the procurement of fixed assets are reflected in the balance by deduction to get the book cost of the asset. Subsidy is regarded as profit during the term of effective use of depreciated asset by deduction the rate of accrued depreciation referred to expenditures each period.

7.3.7. Intangible assets

Intangible assets are valuated originally at the cost price. The cost price of the acquired intangible asset includes: its buying price, import taxes and nonrefundable buying taxes, after the deduction of trade discounts and any direct costs on putting the asset into operation.
The computer software is accounted as intangible assets.
After the original admission the intangible asset is accounted at the cost price with the deduction of future depreciation and losses from it.
The method of uniform charge is used to distribute the amortized sum of the asset on the systematical basis during the term of its effective service.
Depreciation is admitted as a current expenditure. The term of effective use of the software makes 5 years.

7.3.8. Inventory holdings

Inventory is reflected at the lowest value: actual cost price or the price for possible realization.
The cost price includes the cost of fixed assets, custom duty, transport costs, cargo-handling cost, direct labor costs as well as corresponding part of indirect field cost and overhead charges.
The cost price is calculated by the method of weighted average cost.

The price for possible realization presents the assumed sale price with the deduction of all costs on completion, promotion and production distribution.
The Group valuates from time to time its holdings to reveal goods obsolescence and if it is necessary forms the corresponding reserve.

7.3.9. Profits tax

Profit tax accrued for a year includes sums of current and deferred tax.
Current profits taxes are accrued in accordance with the Legislation of Russian Federation. The account is based on financial results for the year with the account of the articles which do not increase or decrease the taxation base. The current tax which is subject to be paid is accrued on the basis of the sum of taxable profit for the year and rates, active in the fiscal period, and is adjusted on the tax sums which are subject to be paid for previous years.

The deferred tax is calculated by the balance method and accrued on the differences between the taxation base of assets and liabilities and their current cost, reflected in the financial accounting. The deferred tax liabilities are reflected concerning all the differences increasing taxable profits. The deferred tax requirements are reflected to the extent of the possibility of earning taxable profits sufficient to cover non-accepted tax requirements and tax credits which were not used. The deferred tax assets and liabilities are taken to accounting when they are referred to profits taxes collected by one rating authority, and the Group is intended to to account its current tax assets and liabilities.

The deferred profits taxes are calculated by the tax rates which will be used in the next fiscal period. They are reflected in the Report on receipts and expenditures except for the cases when they are connected with the articles directly referred to the owned capital. In this case, the deferred taxes are reflected as owned capital.

7.3.10. Minority interest

The minority interest presents the proportional share of minoritary shareholders in the capital of the subsidiaries of the JSC "Kuzbassenergo". It is calculated on the basis of the share of minoritary shareholders of the subsidiaries of the JSC "Kuzbassenergo"

7.3.11. The phased out activity.

In the accounting the Group discloses the information about the phased out activity, starting with the event that can be defined as the initial disclosure event. The information about the phased out activity is disclosed in the notes to the financial accounting.

Starting with financial accounting for the period when the initial disclosure event took place, the Group includes in its financial accounting the following information, referred to the phased out activity:

- *Description of the phased out activity;*
- *If it makes an economic segment in accordance with the given accounting;*
- *Date and type of the initial disclosure event;*
- *Date and period when the phase out is expected to take place, if they are known or can be defined;*
- *Book costs on the fiscal date of summon assets and liabilities which are planned to retire;*
- *Gain sums, the sums of costs, receipts and expenditures from the main activity before taxation, which are referred to the phased out activity during the current period of financial accounting as well as profits tax;*
- *Sums of net cash flows referred to the main, investment and financial activity within the phased out activity during the current period of financial accounting.*

If the initial disclosure event takes place after the period of financial accounting of the Group ends but before the approval of the financial accounting for this period, this financial accounting discloses the information mentioned above for the period of this financial accounting.

The information is disclosed in the financial accounting during all the periods including the period when the transactions on phasing out the activity were completed. The transactions on phasing out the activity are completed when the plan is almost implemented or it was refused of.

Any information about the phased out activity is disclosed separately for every phased out activity. Comparative information for previous periods, presented in the financial accounting prepared after the initial disclosure event, is recalculated to present the assets, liabilities, profits, losses and cash flows separately which are referred to further and phased out activity, in a similar way that is described above.

7.3.12. The concerned sides.

In the financial accounting the Group discloses the information on the relations between the concerned sides as well as the information on the types and the constituent elements of the operations held with the concerned sides. The constituent elements of the operations include:

The index of the operation volume, either in the form of the amount or the corresponding shares;

The amount or the corresponding shares of the redeemable items;

The price formation policy.

The analogous items are disclosed in the Group's financial accounting with the total sums.

Being controlled the information on the relations between the concerned sides is disclosed regardless of the fact if the operations were held or not.

7.3.13. Contracts.

The profit on the contracts is admitted as soon as it can be surely estimated. The Group takes into consideration the percentage of the works fulfillment while determining the amount to be admitted in the accounting period. The losses are admitted as soon as there is a probability that they can appear. The total amount of the assumed loss, including the loss connected with unfulfilled works according to the contract, is accounted in the period when the loss was determined.

On determining the total amount of the expenses for the accounting period any expenses by the contract and corresponding to the future periods are shown as unfulfilled work by the contracts.

7.3.14. Cashflow statement .

The Group presents the data on the cash flow using the indirect method that presupposes that the net profit or loss is corrected taking into consideration the results of the non-monetary operations, any deferred or accrued past or future monetary earnings or payments on the principle activity, as well as the items of incomes and expenses connected with the receipt or withdrawal of monetary funds on the investing or financial activity.

The net flow of the cash from the operating activity is determined by correcting the net profit and loss taking into consideration the following:

- *the changes in the stock and the operating debit and credit debts during the period;*
- *non-monetary items such as deterioration, evaluative obligations, deferred taxes, unrealized profits or losses on the foreign currency operations, surplus earnings of the associated companies and the minority interest;*
- *all the other items that lead to the flow of the monetary funds from the investing and financial activity.*

7.3.15. Recompense to the employees.

The salary of the employees that is referred to the labour activity of the current period is admitted as the expenses of the given accounting period.

The Group produces all the necessary deductions for its employees to the Pension Fund of the Russian Federation according to the established norms.

The Group has no separate significant schemes on the provision of pensions. All the additional payments to the retired employees are included to the amount of the expenses on the salary, however this information is not disclosed in the accounting due to the insignificance of these payments.

7.3.16. Reserves.

The reserves are admitted when at present the Group has an obligation that can be juridical or based on the practice, arising from the past events, and if there is a probability that in order to redeem this obligations the resources containing economic benefits are to be used, and if a sure avaluation of the obligation amount can

be done.

7.3.17. The acknowledgement of the profits.

The profit is admitted when all the significant risks and benefits connected with the right of property are passed to the buyer, when there is a high probability of receiving economic benefits from the operation and when the amount of the profit can be determined with considerable certainty.

The Group's profits are reflected taking into consideration the electric and thermal energy supply as well as the realization of the goods and services not connected with the power engineering, that took place before the end of the period.

The gain from the realization is reflected in the accounting with the deduction of the value added tax.

The gain is based on the tariffs on the thermal and electric energy that are approved by the Regional energy commission.

7.3.18. Profit for one stock.

Profit for a stock is determined by dividing the net profit related to the Group's general stock holders by the average weighted amount of the general stocks that are being in circulation during the accounting year.

7.3.19. Rendering of segment accounting.

The accounting segments are defined on the basis of operational activity of the Group. The Group includes three main production segments:
The segment "Production and transmission of electrical energy" is presented by power stations and some heat power stations which take part in the energy production as well as electrical networks and Energosbyt which conduct the transmission and distribution of electrical energy from stations to consumers;

The segment "Production and transmission of heat energy" is presented by heat power station and some electric power stations generating heat energy as well as the Department of the heat networks and Energosbyt conducting the transmission of heat energy to the consumers;
The segment "Other" includes the number of small segments such as the activity of repair and auxiliary subdivisions, object of social sphere.

The information about production segments is collected for the year, which ends on 31.12.2006 and for the year which ends on 31.12.2005 according to Appendix #3 to the present Regulations.

7.3.20. Seasonal nature of the activity.

The time and the weather influence the demand for heat energy. The main volume of profits from the realization of heat energy is in the period from October to April. The seasonal nature of the production of heat energy makes a great impact on fuel consumption.
Moreover, from May to September when the production is decreased the costs on repair and maintenance works increase. The seasonal nature of the activity does not influence the procedure of the reflection of profits and costs by the Group.

7.3.21. Events after the fiscal date.

The Group reflects the events which took place after the fiscal date if these events verify the terms which

existed on the fiscal date. The Group does not reflect the consequences of the events after the fiscal date if these events speak about the terms arisen after the fiscal date. If these events are essential, the Group disclose the following information on each essential category of such events after the fiscal date: the character of the event and the valuation of its financial consequences or application.

8.1. Drawing up of the explanatory note.

8.1. The drawing up of the explanatory note to accounting as its integral part (par.5 of the Regulations on accounting "Accounting of the Company" PBU 4/99, approved by the order of the MF of RF from 6.07.1999, #43n), is conducted by the finance department, the department of capital account, law department, accounts department of the executive body of the Company on the basis of the calculations, information and explanations of the subsidiaries, representative office, subsidiaries and dependent companies.

8.2. The explanatory note reveals all the cases of breaking the rules of formation of the accounting, set by the current legal acts on keeping the accounting in Russian Federation, in the part of essential violations of the set rules of keeping the accounting and valuation of the articles of the balance sheet with explaining the reasons caused these violations and revealing the result, what data influenced the understanding of the financial condition of the Company, reflection of financial results of its activity and changes in its financial condition (par.25 PBU 4/99).

8.3. The explanatory note disclose the information about the following chapters:

- *accountant policy (with full coverage of all components, making an essential impact on valuation and decision taking by the users of accounting who have an interest in it) (par.11 PBU 1/98);*
- *explanations of the accounting and report on receipts and expenditures (par.27 PBU 4.99, par.133-143 of the Methodological recommendations about the procedure of accounting indexes formation, approved by the order of the MF of RF from 28.06.2000 #6n);*
- *events after the fiscal date (par.10 PBU 7/98);*
- *conditional facts of the economic activity (par.21 PBU 8/01);*
- *transactions with affiliated person (ch. II PBU 11/2000);*
- *information about segments (ch.IY PBU 12/2000);*
- *information about profit for one stock (ch.IY of the Methodological recommendations on disclosure of information and profit for one stock, approved by the prder of the MF of RF from 21.03.2000 #29n);*
- *the received state assistance (par.22 PBU 13/2000);*
- *received borrowing and credits (par.33 PBU 15/01);*
- *Information on phased out activity (par.11 PBU 16/02);*
- *Information on the costs on NIOKR (par.16 PBU 17/02);*
- *Information on financial investments (par.42 PBU 19/02);*
- *Information on profits tax calculation (par.25 PBU 18/02)*
- *Information on cumulative accounting (with accounting on subsidiaries and dependent companies).*

9. Organizational aspects of account policy.

9.1. Accounting and tax account of productive-economic activity is conducted in accordance with the unified improvement of corporate management policy and maintenance of software unification with plans of works on automation, the use of computer technologies, and getting the documents on the magnetic mediums and monthly printed out the main book and lists of the accounting.

9.2. Property and liabilities inventory is carried out in accordance with the Regulations on accounting in RF and the Methodological instructions on its implementation (the Order of the MF of RF from 13.06.95 #49).

The number of inventory in the fiscal year, dates, list of property and liabilities is set on separate orders of the Director General of the Company, directors of the subsidiaries and representative office with account of the terms of production procedure or when inventory is compulsory.

The inventory of fixed assets is conducted not less than one time in three years, of library stock – once in five years. In special cases the inventory is conducted every year.

9.3. Reorganization (merger, separation, differentiation of separate affiliates in subsidiaries) is dated for the end of the fiscal period (year or quarter), with the compulsory drawing up of the statement and separating balance.

9.4. The original primary instruments on economic transactions at the subsidiaries and representative office are taken to accounting and kept in the places of their drawing up.

According to art.17 of the Law "About accounting" original primary instruments, lists of accounting and accounting itself are kept in accordance with the typical retention period, not less than five years. The work plan of account of the accounting, other documents of account policy are kept not less than five years from the year when they were used to draw up the accounting for the last time.

Primary instruments, account lists, account reports and balances are subject to compulsory putting to record-keeping office. The retention periods are accounted from January 1 of the year following the year when the document was drawn up (according to the List of typical management documents of the activity of the companies, with retention periods mentioned, approved by Russian record-keeping office 06.10.2000 (with changes and additions from 27.10.2003)). A number of documents or a document concerning the same issue or the segment of activity are filed. Files are opened since the first document was included. Documents are included into the file only in one copy. Drafts and copies are not flied to the case. Documents of permanent and temporary character are grouped in separate cases.

In special cases the documents of different retention periods but referred to one issue are put in one file but after the decision was taken they regrouped again. Documents are grouped for one calendar year. The transient cases make an exception. Documents are put into case with all the appendixes and additional materials arisen while the question was discussed. Plan and accounting documentation (plans, bids, charts, reports and calculations) are put into the case of the year which it is referred to, regardless of the time and date.

The drawing up of accounting documents is conducted in accordance with nomenclature of cases – systematized list of cases, formed in the Company with retention periods mentioned in accordance with the General rules of archives' work (approved by the decision of Russian record-keeping office from 06.02.2002).

The cases which formation is prolonged till the next year keep the same number in the nomenclature.

In the end of the calendar year the total record is made about the categories and number of opened cases, where the total number of cases is mentioned as well as the cases of permanent retention period, temporary (more than 10 years) and temporary of up to 10 years retention period, and the number of transit cases.

The nomenclature is signed by the person, responsible for the record keeping, vised by the chief accountant and coordinated with the office and record-keeping office of the company.

10. Approval of the procedure of changes putting in the account policy of the Company:

10.1. Account policy of the Company changes only in the following cases:
-change of the Legislation of Russian Federation or legal acts on accounting;

- working out by the Company new methods of accounting keeping which presupposes more authentic facts of economic activity in the accounting or less labor-output ratio of the process without the decrease of the level of authenticity of the accounting process (change of the structure of the work plan of accounts during putting into operation of new program devices, work out of the methodology of the account of separate economic processes which have no legal regulation, etc.);

-major modification of the terms of the activity (reorganization, owners' replacement, chang of the types of activity, force majeur, change of the internal structure (with no reorganization), etc.).

10.2. Change of account policy is introduced since January 1 of the year following the year of its approval by the correspondent order about the Company except for the cases when the legal act was drawn up during the year and is recommended to be implemented from the accounting of the current year.

7.5. Information about total sum of export and the share export makes in the total volume of sales

The issuer does not perform export of energy out of the territory of Russian Federation.

7.6. Information about the cost of immovable property and major modifications which took place when the last fiscal year ended.

There were no major modifications in the property of the JSC "Kuzbassenergo" for the fiscal period. Total book cost of retired and procured immovable property makes less than 5 per cent of the book cost of assets of the issuer.

7.7. Information about the participation of the issuer in judicial proceedings if such a participation can have a great impact on the financial-economic activity of the issuer.

There were no significant suits, which sum makes or more than 10% of the cost of assets of the issuer during three years, preceding the date of the 2st quarter of 2006.

Applications and suits (current at the amount more then 10,0 millions RUR) brought to JSC "Kuzbassenergo" which are under consideration as for the date 01.07.2006:

«1) Inspections of the Federal Tax Service of RF in Kemerovo on recover of tax sanctions amounted RUR 214 938 640 accrued due to results of the travelling auditing. By the Court's decision dd. 27.10.2004, case's procedure was suspended. In the trial spent 17.04.2006 the taxation body reduced an amount of the plaintiff's claim till RUR 26 334 101,49. By the decision of the court of first instance dd.17.04.2006 RUR 6 784 511.19 of the tax sanctions were recovered from the JSC "Kuzbassenergo", the rest part of claims was refused. By the Resolution of the arbitrage of the court of apellate jurisdiction dd. 11.07.2006 the decision was rest without changes.

2) Ministry of Finance of RF on recover of the principal debt under the loan contract, also of interest on loan's using and interests on using of alien monetary funds amounted RUR 62 985 277, 58. According to the decision of the court of first instance dd. 16.09.2005 it was refused in demands satisfaction, by decision of arbitrage of appellate jurisdiction dd.02.12.2005 the suitor's appeal was satisfied partially and new court deed on recovering of a debt amounted RUR 10 millions and of the state dues amounted RUR 62500 was accepted. By the resolution of the Court of Cassation dd. 23.03.2006 the case was referred to the new examination. In the trial spent 17.05.2006 the JSC "Kuzbassenergo" submitted a petition on the case examination together with the arbitrage assessors.

Applications declared by the JSC "Kuzbassenergo":

1) decision on recognition as void the decision of Inspections Federal Tax Service of RF in Kemerovo on recharging of profit tax for the year 2001 in amount of RUR 39 517 096, also fines amounted RUR 4 285 215, additional payments on profit tax amounted RUR 2 469 819 and penalty amounted RUR

7 903 419 concerned the application of a privilege on mobilization under the property tax for the year 2001. By the resolution of the court of original jurisdiction dd. 18.10.2005 the claims of the JSC "Kuzbassenergo" were satisfied, by the resolution of the court of appellate jurisdiction dd. 20.12.2005 the decision was set without changes. By the resolution of the Court of Cassation dd.19.04.2006 the case was referred to the new examination. By the resolution of the court of original jurisdiction dd. 01.06.2006 the claims were satisfied

2) on obligation by Interregional Inspection on taxation of RF №4 of the largest tax payers to set-off overpayment amounted RUR 36 250 549 arose due to transfer to expenditures to obligatory assessments on energy saving program implementation. By the court decision dd. 25.10.2005 the claims were satisfied in full volume. By the resolution if the Court of original jurisdiction dd. 2301.2006 this decision was set without changes. By the Resolution of the Court of Cassation dd. 03.07.2006 the case was transferred to the new examination .

3) on recognition as void the decision of Administration of the Tax ministry in Kemerovo region on recharging of tax amounted RUR 44 368 459 , also additional payments on profit tax amounted RUR 465 367, fines and penalties amounted RUR 8 873 691 . Claims of the JSC "Kuzbassenergo" were satisfied by the decision of the court dd. 22.12.2005; by the decision of the court of appellate jurisdiction dd.28.02.2006 the aforementioned decision was set without changes. By the Resolution of the Court of Cassation dd. 10.06.2006 the case was referred to the new examination.

4) on recognition as void the decision of Interregional Inspection of Federal Taxation Service №4 over the largest tax payers to recharge profit tax for the year 2004 amounted RUR 37 577 656.

By the decision of the court dd. 01.02.2006 the claims were satisfied on full volume . By the Resolution of the court of appellate jurisdiction dd. 05.05.2006 this decision was set without changes.

5) on recognition as void the decision of Interregional Inspection of Federal Taxation Service №3 in Kemerovo region on recharging of land tax for the years 2003-2005 and on obligation to payback the land tax amounted RUR 18 220330. By the decision of the court of original jurisdiction dd. 10.05.2006 the claims of the JSC "Kuzbassenergo" were satisfied. By the Resolution of the court of appellate jurisdiction dd. 12.07.2006 this decision was set without changes.

6) on recognition as void the claims of the MI FTS of RF over the largest taxpayers №4 to pay the VAT fines amounted RUR 56 542 807,12. Preliminary trial was assigned to 20.07.2006.

VIII. Additional information about the issuer and its placed securities

8.1. Additional information about the issuer

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust)

Chartered capital of the Company is composed o the f net cost of the Company's stocks purchased by the shareholders (allocated stocks).

The issuer's chartered capital amounts RUR 606 163 800 (Six hundred millions one hundred sixty three thousands eight hundred roubles).

The company allocated ordinary registered stocks with the same nominal value amounted 1 (one)ruble per share in quantity of 606 163 800 pieces.

A part of the stocks of JSC "Kuzbassenergo" in form of depository receipts (American depository receipts) is circulated abroad the Russian Federation.

Level and status of the program *: sponsored by ADR of 1 level, number of stocks per 1 ADR is equal 10, Depository bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES, depository agreement was subscribed 23.10.1997. ADR is trade at the Berlin and Frankfurt stock exchanges.*

As for situation by the 30th of June, 2006 the share's number deposited against the depository receipts amounted ____________pieces, i.e. 1,39% of the chartered capital and of the total vote's number.

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital

During the last 5 terminated fiscal years the JSC "Kuzbassenergo" did not spend additional stock's issue.

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer

A reserve fund is defined by the Company and may not be lower than equal to 5 (five) percent of its authorized capital.
The reserve fund is to be formed by way of obligatory annual payments to reach amount provided by the Articles of Association of the Company. Amount of annual payments is provided by the Articles of Association of the Company and shall no to be less then 5 (five)% of the net income of the Company.
Expenditure of the reserve fund's assets bears only target character. Reserve fund of the Company is subject to cover losses of the Company also to pay-off the Company's bonds and the Company's stocks redemption in case of other assets lack.

RUR, thousands

Index	by 01.01.2006	Accrued	Spent	By 30.06.2006

Reserve (surplus) fund	16 858	13 450	-	30 308
Accumulation fund	237 353	125 020	-	362 373
Social sphere fund	8 520	-	31	8 489

8.1.4. Information about the order of calling and conducting a meeting of the issuer's supreme management body

Information about the order of calling and conducting a meeting of the issuer's supreme management body is in accordance with Articles of Association of the Company.

Name of the supreme management body of the issuer: ***General meeting of shareholders***
Order of shareholders notification on the meeting conducting:

par. 1.5. Notification of general meeting of shareholder's convocation shall be send (or delivered) to the person indicated in the list of persons entitled to participate in General meeting of shareholders with the ballots for voting and shall to be published by the Company not later than 20 (twenty) days before the General meeting of shareholders, and the announcement on general meeting conducting which agenda contains an issuer on reorganization shall be published in the newspaper "Russian Gazette" not later then 30 (thirty) days before the date of General Meeting.
If the registered person in the register of shareholders of the Company is a nominal stock holder the announcement on the general meeting of shareholders conducting shall be mailed to the address of nominal holder if the register of the persons entitled to participate in the General meeting of shareholders does not contains other postal address where the announcement on general meeting of shareholders conducting shall be mailed to.
p. 11.6. Ballots for voting over the issues of agenda shall be forwarded to every person included in the list of persons entitled to participate in the General meeting of shareholders by a registered letter or handed over to each of the above persons against signature Company not later than 20 (twenty) days before the General meeting of shareholders.
One copy of ballot for voting over all issues of agenda or one copy of two or more ballots for voting over the different issues shall be submitted to each person included in the list of persons entitled to participate in General meeting of shareholders.

Persons (bodies) entitled to convoke (require conducting) of an extraordinary meeting (session) of the supreme management body of the issuer also the order of delivery (submitting) of such demands are the follows:

p. 14.2. Extraordinary General Meeting of shareholders of the Company is to be conducted according to its own initiative, also to demands of the Revision Committee of the Company, Auditor of the Company, also shareholder (shareholders) owned not less then 10 (ten) percents of the voting stocks of the Company as for the date of demand's raising.
p. 14.3. Convocation of the extraordinary general meeting of shareholders on demand of the Revision Committee of the Company, Auditor of the Company or shareholder (shareholder) owned not less then 10 (ten) percents of the voting stocks of the Company shall be exercised by the Board of Directors of the Company.
Such General meeting of shareholders shall to be conducted within 40 (forty) days from the date of demand on conducting of the extraordinary general meeting of shareholders submitting.

p. 14.4. Requirements on the extraordinary general meeting conducting shall to contain the issues subject to agenda inclusion.
Person (persons) requiring the extraordinary general meeting convocation entitled to submit a project of the Extraordinary general meeting of shareholder's decision, also proposal on the form of the general meeting conducting.

n. 14.5. In case if the requirement on the extraordinary general meeting of shareholders convocation is proceeded from the shareholder (shareholders) it must contain the name of shareholder (shareholders) required the meeting's convocation including a number, category (type) of the Company's shares belonging to him.

Requirement on the extraordinary general meeting of the Company convocation shall be signed by the person (persons) required the extraordinary general meeting of the Company.

Order of determination of a date for general meeting (session) of the supreme management body of the issuer conducting:

Determination of a date for general meeting of shareholders conducting is in the sole competence of the Board of Directors of the Company. In the process of preparation for the General meeting of shareholders conducting the Board of Directors determines the date for the General meeting of shareholders conducting. Annual general meeting of shareholders of the Company shall be held not sooner than 2 (two) months and not later than 6 (six) months after the end of a fiscal year.

Extraordinary General meeting of shareholders upon the request of the Revision Committee of the Company, Auditor or shareholder (shareholders) owned not less then 10 (ten) percents of voting share of the Company shall be conducted within 40 (forty) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.

In case if the intended agenda of the extraordinary general meeting of shareholders contains an issue on election of members of the Board of Directors: the General meeting of shareholders is to be conducted within 70 (seventy) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.

Persons entitled to submit offers in agenda of meeting (session) of the supreme management body of the issuer:

p.13.1. Shareholders (shareholder) of the Company owned in aggregate not less then 2 (two) percent of voting shares of the Company within 90- (ninety) days after the date of the end of fiscal year have right to submit offers in agenda of annual general meeting of shareholders and nominate for candidates in the Board of Directors and Revision Committee of the Company which number must not exceed number composition of corresponding body.

p.13.2. Proposal on submitting of issues in agenda of the general meeting of shareholders and proposal on nominating for candidates shall be in written form with the name of submitted shareholder (shareholders), also number and category (type) of shares belonging to him and must be signed by shareholder (shareholders).

p.13.3 Proposal on submitting of issues in agenda of the general meeting of shareholders shall contain statement of each offered issue also proposal on candidates nomination – name of each supposed candidate, name of body subject to his election.

Persons entitled to familiarize with information (materials) submitted to preparing and conducting of meeting (session) of the supreme management body of the issuer also an order of such information (materials) familiarizing:

Persons entitled to participate in the General meeting of shareholders have right to familiarize with information submitted for shareholder's meeting preparing and conducting.

p. 11.7. Information (materials) on agenda of the general meeting of shareholders within the 20 (twenty) days, and in case of general meeting conducting on agenda upon the issue on the Company's reorganization within the 30 (thirty) days before the general meeting of shareholders conducting shall be available to the persons entitled to participate in the general meeting of shareholders subject to

familiarization in the premises of the executive body of the company and in other places which addresses indicated in announcement on the general meeting of shareholders conducting. Indicated information (materials) shall be available to the persons participating in the general meeting of shareholders during its conducting.

Familiarization's order of the persons entitled to participate in the general meeting of shareholders with information (materials) over the issues of agenda of the general meeting of shareholders and list of information (materials) shall be defined by the resolution of the Board of Directors of the Company.

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the authorized (pooled) capital (unit trust), or at least 5 percent of ordinary shares

Name: Open Joint Stock Company "Kuzbasshydroenergostroy", JSC "Kuzbasshydroenergostroy" ***(bankruptcy procedure - proceedings in bankruptcy)***.
Location: ***Krapivinsky district, Kemerovo region, Russia***
Issuer's share in the chartered capital of legal entity: **100%**
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name : Limited liability company **"Sbytenergo", Ltd. "Sbytenergo"**
Location: ***#14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, Russian Federation, 652417***
Issuer's share in the chartered capital of legal entity: **100%**
Share of legal entity in the issuer's chartered capital: ***no***

Name: Open Joint Stock Company ***"Investment - production institution "Vodocanal", JSC "IPO Vodocanal"***
Location: ***#3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia***

Issuer's share in the chartered capital of legal entity: ***74.52 %***
Share of ordinary stocks of the legal entity owned by the issuer: ***74,52 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: Open Joint Stock Company ***"Prokopievskenergo", JSC "Prokopievskenergo"***
Location: ***#14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the chartered capital of legal entity: ***60 %***
Share of ordinary stocks of the legal entity owned by the issuer:***60 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Engineering and analytical centre "Kuzbasstechenergo", JSC "Engineering and analytical centre "Kuzbasstechenergo"***
Location: ***#17, Stantsionnaya str., Kemerovo, Russia, 650099***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Kuzbass energyreparing company", JSC "Kuzbass energyreparing company".***
Location: ***#30, Kuznetsky prospect, Kemerovo, Russia, 650099***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the legal entity's ordinary shares of the issuer: ***no***

Name: ***Open Joint Stock Company "Kuzbssetremont", JSC ""Kuzbssetremont"***
Location: ***#1, Nevskogo str., Novokuznetsk, Kemerovo region, Russia, 654079***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Closed Joint Stock Company "Autotransport enterprise "Kuzbassenergo", ZAO "ATP "Kuzbassenergo"***
Location: #4, Stantsionnaya str., Kemerovo, Russia, ***650006***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Closed Joint Stock Company Medico-sanitary centre "Health centre "Energetic", ZAO "MSC "Health centre "Energetic"***
Location: ***#37, Kuzbasskaya str., Kemerovo, Russia***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Kuzbassenergoservice", JSC "Kuzbassenergoservice"***
Location: ***#10, Karbolitovskaya str., Kemerovo, Russia, 650000***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Company with limited liability " South-West", TOO" South-West"***
Location: ***#10, Predzavodskaya str., Kemerovo, Russia***
Issuer's share in the chartered capital of legal entity: *7.69 %*
Share of legal entity in the issuer's chartered capital: ***no***

Name: ***Closed Joint Stock Company "Bagran", ZAO "Bagran"***
Location: #4a, Pionersky boulevard, Kemerovo.
Issuer's share in the chartered capital of legal entity: *7.14 %*
Share of legal entity in the issuer's chartered capital: ***no***

Name: ***Limited liability company "Journal TEC and the Kuzbass resources", Ltd. "Journal TEC and the***

Kuzbass resources"

Location: *#63, Sovetsky prospect, Kemerovo, 650099*
Issuer's share in the chartered capital of legal entity: *6.7 %*
Share of legal entity in the issuer's chartered capital : ***no***

8.1.6.. Information about essential transactions carried out by the issuer

No such transactions which liabilities amount 10 and more percents of the balance cost of the issuer's assets in the reporting period.

8.1.7. Information about credit ratings of the issuer

The Issuer or the issuer's securities have not been assigned any credit ratings for the last 5 fiscal years.

8.2. Information about each category (type) of the issuer's stocks

Full name of category /type of stocks: ***ordinary registered stocks***
Nominal value: **one ruble**
number of shares in circulation: ***606 163 800 pieces***
By Resolution of FCCB of Russia #03-1210/p dd. 24.06.2003 an unification of additional issues of issuing securities of the Kuzbass joint stock company of energetics and electrification was implemented as a result of which:
the following state registration numbers assigned to ordinary registered shares issues of the Kuzbass joint stock company of energetics and electrification were annulated:
39-1n-00734 dd. 25.07.1994;
39-1-00970 dd. 23.11.1995.
Aforementioned issues of ordinary registered shares of the Kuzbass joint stock company of energetics and electrification was assigned the state registration number 1-01-00064-A dd. 24.06. 2004.
JSC 'Central Moscow Depository" being the registrator spend an operation on unification of additional issues of JSC 'Kuzbassenergo" in the register of securities owners the 18th of July 2003.

There are no declared shares
Shareholders rights granted by the ordinary stocks (extract from the Articles of Association):

- Each ordinary stock of the Company grants the shareholder – its owner – an equal volume of rights (par. 6.2 of the Article of Association)
The Company's shareholders, owners of ordinary registered stocks of the Company are entitled to the following:

1) participate in the General meeting of the Company's shareholders with the right to vote on all issues within his competence;
2) propose issues to include into the agenda of the General meeting of shareholders in accordance with the Article of Association and the legislation of the Russian Federation;
3) receive information about the Company's activity and examine its books, accounting statements and other documents in accordance with art. 91 of the Federal Law "On Joint Stock Companies" and with the Articles
4) receive dividends declared by the Company;
5) have priority in acquiring additional shares and issued securities convertible into shares offered through open or closed subscription, proportionally to ordinary share's number belonging to him;
6) receive part of the Company's property left after all settlements with creditors in case of liquidation of the Company;

7) exercise other rights stipulated by the Russian Federation legislation and by the Articles of Association.

8.3. Information about the previous issues of the issuer's securities, except for the issuer's stocks

Only ordinary stocks are in circulation, the issuer did not issued other emissive securities.

8.3.1. Information about the issues with all securities paid off (cancelled)
Only ordinary stocks are in circulation, the issuer did not issued other emissive securities.

8.3.2. Information about the issues with securities in circulation
Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default)
Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.4. Information about the person (persons) providing (provided) security for the bonds of the issue
Issuer did not issue and float any bonds.

8.5. Terms of securing fulfillment of obligations on the bonds of the issue
Issuer did not issue and float any bonds.

8.6. Information about the institutions registering the rights for issued securities of the issuer
Registrator:

Name: ***Joint Stock Company "Central Moscow Depository"***.
Location: ***#3 build. B, Orlikov pereulok str., Moscow, 107078***
Postal address: ***#34, building 8, Bolshaya Pochtovaya str., Moscow, 105082***
tel.: ***(095) 221-13-33, 221-13-34;*** fax: ***(095) 221-13-33***
e-mail: ***Mcdepo@dol.ru***
License:
License number: ***10-000-1-00255***
Issue date: ***13.09.2002***
Expiry date: ***unrestricted effective period***
License issuing body: ***Federal Commission on Securities of Russia***
Registrator keeps the issuer's securities register from the 3rd of January 2002.

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents

Federal law of 10 December 2003 No. 173-FZ "On currency regulation and currency control" (ed. 29.06.2004) is the major legislative deed adjusting the issues on the capital import and export.
Tax Code of Russian Federation (part 1 dd. 31.07.1998 №146-FL and part 2 dd. 05.08.2000 № 117-FZ).

Instruction of the Central Bank of the RF of 28 December 2000 No. 96-I (in version of 13.08.2003) "On special accounts of non-residents, type "C". This instruction is subject to adjustment the order of operations with non-residents type "C" in currency of Russian Federation and special accounts type "C" subject to securities accounting.

Instructions adjusted with the Ministry of Trade of Russian Federation on expediency of investments abroad by legal entities and natural persons of RF" approved by the Order of the Ministry of Trade of RF №318 dd. 09.07.1999.

Furthermore the group of Federal laws ratifies agreements on avoiding a double taxation between Russian Federation and foreign countries.
Nowadays a regime on avoiding a double taxation is in force with more then 50 countries. For example:

1. *Federal Law # 167-FL " dd. 17.07.1999 " on ratification of Agreement between the Government of Russian Federation and the Government of Cyprus republic on avoiding a double taxation concerned profit tax and capital tax".*
2. *Federal Law #18-FL dd. 08.02.1998 "On ratification of a Convention between the Government of Russian Federation and the Government of French republic on avoiding a double taxation and prevention a tax bilk and violation of legislation concerned profit tax and property tax"*
3. *Federal Law #65-FL dd. 19.03.1997 "On ratification of Convention between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on avoiding a double taxation and prevention tax bilk concerned profit tax and property price appreciation" and Agreement between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on some Convention's provisions application concluded in form of the notes exchange dd. 15.02.1994.*
4. *Federal Law #42-FL dd. 26.02. 1997 "on ratification of Agreement between Government of Russian Federation and the Government of Canada on avoiding a double taxation concerned profit tax and property tax."*
5. *Federal Law #158-FL dd.18.12.1996 "on ratification of Agreement between the Russian Federation and Federal Republic of Germany on avoiding a double taxation concerned profit tax and property tax".*
6. *Contract concluded between the Russian Federation and United States of America subject to avoid a double taxation and prevent a tax bilk concerned profit tax and capital tax (Washington, 17.06.1992).*
7. *Convention concluded between the USSR Government and the Government of Japan subject to avoid a double taxation and prevent a tax bilk concerned profit tax (Tokyo, 18.01.1986).*
8. *Federal Law #69-FL dd. 14.06.2002 "On ratification of the Agreement concluded between the Government of Russian Federation and the Government of Tajikistan on avoiding a double taxation and prevention a tax bilk concerned profit tax and capital tax".*
9. *Federal Law #60-FL dd. 28.05.2001 "On ratification of the Agreement concluded between the Government of Russian Federation and Moldova republic on stimulation and reciprocal protection of capital investments"*

8.8. Procedure description in taxation of revenues from the issuer's issued securities placed and in floatation

If a Russian institution is an income source, this institution shall to be recognized as tax agent and the tax amount shall be determined in accordance with the RF legislation in force.

At the moment of the reporting quarter terminating the following taxation procedure is in force:

Taxation of legal entity's income on the allocating (allocated) securities as dividends.

№№	Category of securities owners	
	Legal entities – tax residents of RF	
1.Profit's name on the floated securities	**Dividends**	
2. Security tax	Profit tax	
3. Tax rate	9 %	15 %

4.Order and terms of tax payment	Profit tax in form of dividends shall be collected from the source of such tax payment and shall be transferred to the budget by tax agent exercised this payment within 10 days form the date of tax payment.	Amount of the tax withheld from the foreign organizations shall be paid to the budget by tax agent at the same time with profit payment in a currency of this profit payment or in a currency of RF at the official rate of Central Bank as for a date of payments.
5. Features of taxation order for this category of securities owners	The total sum of the tax from the sum of dividends is defined as product of tax rate and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation under definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made	Elimination of double taxation. For exemption of taxation or application of a preferential taxation regime the tax payer (foreign organization) should confirm to the tax agent paying the profit before date of the profit payment that he is a resident of the state, with which Russian Federation has the international contract (agreement) adjusting taxation issues. Such confirmation should be certified by the authorized body of the corresponding foreign state. In a case non confirmation before the date of profit payment the tax agent is to obliged to withhold the profit tax of foreign organization. In accordance with par. 2 of art. 312 of Tax Code of RF (part 2) foreign profit recipient has right to reimburse the early withheld profit tax paid by him earlier within 3 years from the date of tax period termination when the profit tax was paid off under condition of granting by the foreign addressee of the income in the tax body according the place of registration of the tax agent of corresponding documents (list is in art. 312 of the Tax Code of RF (part 2). Repayment of early withheld and paid tax shall be fulfilled within the month from the date of application and aforementioned documents.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations" of the Tax code of RF (part 2).	

Taxation of profits of natural persons on the allocating (allocated) securities as dividends

№№	Category of securities owners	
	Natural persons – tax residents of RF	Foreign natural persons (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	**Dividends**	
2. Profits' name on securities	Tax on the natural person's profits	
3. Tax rate	9 %	30 %
4. Order and terms of tax payment	Liability to withhold from the tax payer's income an amount of the tax and to pay it to the corresponding budget shall be entrusted to Russian organization as the source of income of tax payer in form of dividends (tax agent). Charged amount of tax shall be withheld directly from the tax payer's income under its actual payment. Tax agents shall to pay amounts of the accrued and withheld tax not later the date of actual money receipt to tax payment in bank, also the date of income transfer from the accounts of tax agents to accounts of tax payer or on his behalf to the third party's bank accounts.	
5. Features of taxation order for this category of securities owners	Total sum of tax on the dividend amount shall be defined as of as product of the rate of the tax and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation at definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made.	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2), art. 275 of the chapter 25 "Profit tax of organizations", Tax Code RF.	

Taxation of legal entities profit subject to sale of the allocating (allocated) securities, also interests from the bonds of the issuer

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
Profit's name on the floated securities	**Profits from operations on securities sale, also percents on the issuer's bonds.**	**Profits from Russian organization's shares sale , whose assets more then 50% composed of real estates located on the RF territory, also percents on the issuer's bonds.**
2. Profits' name on securities	Profit tax	
3. Tax rate	24 %	20 %
4. Order and terms of tax payment	Tax subject to be paid off at the end of tax period shall be paid off not later the date provided by art. 289 of Tax Code of RF for tax declaration's submitting for the corresponding tax period. Advance payments on the tax over the results of reporting period shall be pad off not later the date determined for the tax declarations submitting for the corresponding tax period. Monthly advanced payments shall be paid in terms in 28 days at latest, as of the date of the end of the corresponding tax period. The taxpayers calculating the sums of monthly advance payments on the basis of actually received profits shall submit tax declarations in not later than the 28th of the month next following the month on the basis of which results the calculation of the tax is made. By results of the reporting (tax) period amounts of monthly advanced payments paid within the reporting (tax) period shall be set-off in the advance payments by the results of the reporting period. Advanced payments by the results of reporting period shall be set-off in account of tax payment by the results of tax period.	The Russian organization or the foreign organization performing activity in the Russian Federation through its permanent representation (tax agents) paying out income to a foreign organization shall with hold the sum of tax from the incomes of this foreign organization, in every payment (transfer) to it of monetary funds or in another receipt of incomes by the foreign organization. The tax agent shall be obliged to transfer the corresponding sum of tax in the course of three days after the day of payment (transfer) of the monetary funds to the foreign organization or of another receipt of incomes by the foreign organization.
5. Features of taxation order for this category of securities owners		If a foreign organization submits to the tax agent confirmation that this foreign organization has a constant location in this country , with whom Russian Federation has the international agreement regulating taxation issues, concerning the income on which the international agreement stipulates a preferential mode of taxation in Russian Federation, elimination of tax deduction from a source of payment or deduction of the tax under the lowered rates before the date of income payment.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations", Tax Code RF.	

Taxation of natural' person's profit subject to sale of allocating and allocated securities, also interests from the bonds of the issuer

№№	Category of securities owners	
	Natural persons – tax residents of RF	Foreign natural persons – (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	The profits of the RF sources are the follows: **- interests received from Russian organization, as well as interests received from Russian individual businessmen and (or) from a foreign organization in connection with the activity of its permanent representation in the Russian Federation;** **- profits on shares or other securities sale in RF, also participation share in the chartered capital of organizations;**	
2. Profits' name on securities	Natural person's profit tax	
3. Tax rate	13 %	30 %
4. Order and terms of tax payment	Tax amount calculation and payment is carried out by the tax agent by the end of fiscal period (fiscal year) or at carrying out by him monetary funds of the tax payer payment before the end of the fiscal period. At payment of monetary funds before the expire of scheduled fiscal period a tax shall be paid off from the profit's share equal to actual sum of monetary funds paid off.	

5. Features of taxation order for this category of securities owners	At the absence pf documentary approval of expenses a natural person entitled to use tax deduction in amount received due to securities sale in the ownership of tax payer less then three years but not exceeded 125 000 RUR. At securities selling in the ownership of tax payer during three years and more, the property tax deduction shall be granted in amount received due to securities selling by the tax payer. At the property selling in the aggregate share or aggregate joint ownership corresponding amount of the property tax deduction shall be distributed between owners of this property in proportion to their share or on mutual agreement.	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2)	

8.9. Information about the announced (accrued) and paid dividends on the issuer's securities, and income from the issuer's bonds

At the outcome of the year 2001 The annual general meeting of shareholders of he JSC "Kuzbassenergo" approved a decision: "Not to pay off the dividends on the ordinary stocks of the Company at the outcome of the year 2001" (minutes №10 dd. 21.06.2002).

Due to existing financial result at the outcome of the year 2001 in amount of 2977 thousands rubles. The Board of Directors of JSC "Kuzbassenergo" recommended to annual general meeting of shareholders of the Company to adopt decision not to pay dividends on the ordinary shares of the Company, not-distributed proceeds equal to RUR 2977 thousands to transfer in the Reserve Fund.

By the results of the year 2002 the annual general meeting of shareholders of the Company "Kuzbassenergo" accepted the decision: "not to pay off dividends on ordinary stocks of the Company by the results of the year 2002 " (minutes №11 dd. 02.06.2003).
By the results of the year 2002 the balance loss amounted RUR 53 1606 thousands was beard. Thus the Board of Directors at their meeting spent 16.04.2003 recommended to the general meeting of shareholders not to pay dividends on ordinary stocks of the Company by the results of the year 2002.

By the results of the year 2003 the annual general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "Not to pay off dividends on ordinary stocks of the Company by the results of the year 2003 (minutes №12 dd. 14.06.2004).

By the results of the year 2004 the annual general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "Not to pay off dividends on ordinary stocks of the Company by the results of the year 2004 (minutes №13 dd. 27.06.2005).
As a result of financial and economic activity for the 12 months of the year 2004 net losses amounted RUR 390 580 thousands were beared. Thus the Board of Directors of the Company recommended to the general meeting of shareholders not to pay dividends on ordinary shares of the company by the results of the year 2004.
By the results of 9 months of the year 2005 the extraordinary general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "To pay dividends on ordinary shares of JSC "Kuzbassenergo" by the results of 9 months of the year 2005 amounted RUR 0,670461 rubles per one ordinary share of JSC "Kuzbassenergo" in money terms within 60 days from the date of decision on their payment adoption (minutes №14 dd. 30.12.2005).
Total sum of the accrued dividends amounted RUR 406 409 187,51 thousands

Reference on the dividends pay off and accrual as for a date of 30.06.2006 is attached in the Appendix №4

JSC "Kuzbassenergo" did not issue the bonds.

8.10. Other information

There is no other information on the Issuer and his securities.

APPENDIX

Quarterly accounting report (except affiliated companies)

BALANCE SHEET

By the 30th of June 2006

	Codes		
Form №1 by OKUD	0710001		
date (year, month, date)	2006	6	30
by OKPO	10563800		
INN	4200000333		
by OKVED	40.10.11		
by OKOPF/OKFS	47	41	
by OKEI	384		

Institution : **JSC "Kuzbassenergo"**
Tax payer code
Core activity: **Industrial**
Legal form/form of ownership : **joint-stock**
Measuring unit: **RUR thousands**
Registered office: **30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia**

Date of approval	
Date of sending (reception)	02.08.2006

Assets	line's code	by the beginning of the reporting year	at the end of the reporting period
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	1	1
Fixed assets	120	27 491 892	26 603 644
Construction in progress	130	1 388 639	1 756 915
Profitable investments in material assets	135	6	6
Long-Term financial investments	140	329 408	329 006
Deferred tax assets	145	446 700	280 909
Other fixed assets	150	9 296	7 592
TOTAL for section I	190	29 665 942	28 978 073
II. CURRENT ASSETS			
Stocks	210	1 252 923	1 244 171
including: raw materials and other similar assets	211	1 221 355	1 205 294
Animals, growing and feeding	212	0	0
Costs of construction in progress	213	0	0
Finished products and goods for resale	214	2 736	2 101
Goods shipped	215	289	160
Deferred expenses	216	28 543	36 616
Other reserves and expenses	217	0	0
VAT for acquired assets	220	762 908	319 338
Receivables (payments are expected more than in 12 months after the accounting date)	230	301 794	283 320
including buyers and customers	231	167 187	155 551

Receivables (payments are expected within 12 months after accounting date)	240	1 870 240	2 279 763
including buyers and customers	241	650 875	787 455
Marketable securities	250	825	193 445
Funds	260	476 439	382 279
Other current assets	270	1 437	507
Total for section II	290	4 666 566	4 702 823
BALANCE	300	34 332 508	33 680 896

LIABILITIES	**line's code**	**by the beginning of the reporting year**	**at the end of the reporting year**
1	2	3	4
III. CAPITAL AND RESERVE			
Chartered capital	410	606 164	606 164
Own shares bought from shareholders	411	-	-
Surplus capital	420	25 251 038	25 225 053
Reserve capital	430	16 858	30 308
Funds created in accordance with the legislation	431	16 858	30 308
funds created in accordance with the chartered documents	432	0	0
Undistributed profit of past years	460	1 470 401	1 482 906
Undistributed profit (uncovered loss)	470	0	418 021
TOTAL for section III	490	27 344 461	27 762 452
IV. LONG-TERM LIABILITIES			
loans and credits	510	0	0
Deferred tax liabilities	515	555 764	640 140
Other long-term liabilities	520	1 260 975	1 130 931
TOTAL for the section IV	590	1 816 739	1 771 071
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	1 605 127	1 610 918
Payables	620	2 790 413	1 924 332
Including: Suppliers and sub-contractors	621	835 050	561 322
Payroll liabilities	622	56 398	31 910
Liabilities to public off-budget funds	623	31 344	31 109
Tax and collection liabilities	624	653 639	602 697
Other creditors	625	1 213 982	697 294
Liabilities to partners (founders) to pay income	630	370 094	184 303
Deferred revenues	640	405 674	408 692
Provisions for liabilities	650	0	19 128
Other short-term liabilities	660	0	0
TOTAL for section V	690	5 171 308	4 147 373
BALANCE:	700	34 332 508	33 680 896

REFERENCE ON THE VALUES AVAILABILITY ACCOUNTED ON THE OFF-BALANCE ACCOUNTS

Figure's name	Indicator code	By the beginning of the reporting period	By the end of the reporting period
1	2	3	4
Borrowed fixed assets	910	20 550	20 451
Including assets under lease	911	0	0
Inventory holdings taken in custody	920	8 520	14 779
Goods taken on commission	930	0	0
Written-off irrecoverable debt	940	458 761	431 287
Security for liabilities and payments, received	950	88 226	87 998
Security for liabilities and payments, provided	960	719 451	205 191
Depreciation of housing stock	970	1 113	1 105
Depreciation of objects of external development and similar objects	980	0	0
Forms of strict accounting	990	0	0
Borrowed fixed assets	1000	33	16

PROFIT AND LOSSES STATEMENT

		Codes		
	form №2 by OKUD	0710002		
by the 30th of June 2006	Date (year, month, year)	2006	06	30
Institution: JSC **"Kuzbassenergo"**	by OKPO	10563800		
Tax payer code	INN	4200000333		
Activity type: **production**	by OKBED	40.10.11		
Legal form/form of ownership: **joint-stock**	by OKOPF/OKFS	47	41	
Measuring unit: **RUR thousands**	by OKEI	384		

on factory shipments

Figure's name	Line's code	For the reporting period	For the same period of the previous year
1	2	3	4
Income and expenses from ordinary activities			
Revenues (net) from sales of goods, products, work, services (minus VAT, excise duties and similar binding payments)	**010**	**11 699 401**	**10 040 063**
Cost of sold goods, products, work, services	**020**	**(10 096 350)**	**(8 804 853)**
Gross profit	**029**	**1 603 051**	**1 235 210**
Commercial expenses	030	(6 129)	(2 160)
Management expenses	040	0	0
Profit (loss) from sales	**050**	**1 596 922**	**1 233 050**
Other revenues and expenses			
Interest receivable	060	4 940	904
Outstanding interest	070	(52 772)	(118 320)
Income from participation in other organizations	080	4 476	0
Other operating income	090	330 187	970 318
Other operating expenses	100	(191 758)	(1 022 294)
Extraordinary income	120	53 812	32 417
Extraordinary charges	130	(427 783)	(454 839)
Before-tax profit (loss)	**140**	**1 318 024**	**641 236**
Deferred tax assets	141	(10 918)	65 710
Deferred tax liabilities	142	(64 569)	(138 404)
Current profit tax	150	(392 339)	(497 935)
Other similar binding payments	180	(232 153)	1 061 075
Net profit (losses) of the reporting period	**190**	**618 045**	**1 131 682**
AS REFERENCE:			
Fixed tax liabilities (assets)	200	151 500	416 732
Base earnings (loss) per share	201	0	0
Equity profit (loss) per share	202	0	0

DECODING OF SOME PROFITS AND LOSSES

FIGURE'S NAME	line's code	for the reporting period		for the same period of the previous year	
		Profit	Loss	Profit	loss
1	2	3	4	5	6
Fines, penalties, acknowledged or imposed by the court (arbitration) decision	210	3 888	1 128	8 488	9 641
Profit (loss) of past years	220	10 579	13 362	3 116	163 095
Compensation for damages caused by non-performance or improper performance of liabilities	230	0	0	0	0
Rate difference in foreign exchange operations	240	10	18	16	14
Transfers to estimating reserves	250	x	0	x	0
Writing off past-due receivables and payables	260	23	166	1 362	840
	270	0	0	0	0

APPENDIX 2

CONSOLIDATED ACCOUNTING REPORT

BALANCE SHEET

by the 31st of December 2005

		Codes		
	form №2 by OKUD	0710001		
	Date (year, month, year)	2005	12	31
Institution: **JSC "Kuzbassenergo"**	by OKPO	10563800		
Tax payer code	INN	4200000333		
Activity type: **production**	by OKBED	40.10.11		
Legal form/form of ownership: **joint-stock**	by OKOPF/OKFS	47	41	
Measuring unit: **RUR thousands**	by OKEI	384		

date of approval	
Date of sending (reception)	17.03.2006

ASSETS	line's code	By the beginning of the reporting year	By the end of the reporting period.
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	3	1
Fixed assets	120	27 235 026	27 455 141
Construction in progress	130	1 699 999	1 398 467
Profitable investments in material assets	135	8	6
Long-Term financial investments	140	244 682	59 692
Deferred tax assets	145	50 833	52 487
Other fixed assets	150	-	9 296
TOTAL for section I	190	29 707 818	29 376 382
II. CURRENT ASSETS			
Stocks	210	1 319 597	1 382 775
including: raw materials and other similar assets	211	1 231 804	1 308 666
Animals, growing and feeding	212	-	-
Costs of construction in progress	213	425	532
Finished products and goods for resale	214	30 619	32 736
Goods shipped	215	2 659	289
Deferred expenses	216	54 090	40 552
Other reserves and expenses	217	-	-
VAT for acquired assets	220	720 223	798 846
Receivables (payments are expected more than in 12 months after the accounting date)	230	1 193 816	234 107
including buyers and customers	231	441 634.	167 187

Receivables (payments are expected within 12 months after accounting date)	240	1 928 964	1 891 899
including buyers and customers	241	1 240 230	781 146
Marketable securities	250	94 986	74 775
Funds	260	373 324	510 081
Other current assets	270	-	3 417
TOTAL for section II	290	5 630 910	4 895 900
BALANCE	300	35 338 728	34 272 282

LIABILITIES	Indicator code	By the beginning of the reporting period	By the end of the reporting period
1	2	3	4
III. КАПИТАЛ И РЕЗЕРВЫ			
Chartered capital	410	606 164	606 164
Own shares bought from shareholders	411	-	-
Surplus capital	420	24 993 706	24 924 370
Payments on the allocated property	423	-	-
Reserve capital	430	18 446	19 306
Reserves created according to laws	431	18 446	19 306
Reserves created under constituent documents	432	-	-
Undistributed profit of past years	460	1 367 482	1 427 359
Undistributed profit (uncovered loss)	470	-	86 765
TOTAL for section III	490	26 985 798	27 063 964
IV. LONG-TERM LIABILITIES			
Loans and credits	510	-	-
Deferred tax liabilities	515	664 630	557 780
Other long-term liabilities	520	2 956 215	1 260 975
TOTAL for section IV	590	3 620 845	1 818 755
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	1 939 889	1 606 127
Payables	620	2 498 794	2 967 794
Including: Suppliers and sub-contractors	621	604 691	856 641
Payroll liabilities	622	559 202	452 260
Liabilities to public off-budget funds	623	-	-
Tax and collection liabilities	624	63 231	76 249
Other creditors	625	64 595	49 069
Liabilities to partners (founders) to pay income	630	141	374 772
Deferred revenues	640	266 597	407 810
Provisions for liabilities	650	-	-
Other short-term liabilities	660	-	-
TOTAL for section V	690	4 705 421	5 356 503
BALANCE:	700	35 338 728	34 272 282

REFERENCE ON THE VALUES AVAILABILITY ACCOUNTED ON THE OFF-BALANCE ACCOUNTS

Index	Line's code	By the beginning of the period	by the end of the reporting period
1	2	3	4
Borrowed fixed assets	910	145 496	142 380
Including assets under lease	911	-	-
inventory holdings taken in custody	920	9 999	9 407
goods taken on commission	930	-	-
Written-off irrecoverable debt	940	573 870	490 530
Security for liabilities and payments, received	950	183 951	88 226
Security for liabilities and payments, provided	960	1 127 560	719 451
Depreciation of housing stock	970	1 426	1 113
Depreciation of objects of external development and similar objects	980	-	-
Forms of strict accounting	990	-	36
Borrowed fixed assets	992	-	-
Borrowed fixed assets	995	-	-

PROFIT AND LOSS STATEMENT
At the 31st of December 2005

	CODES
Form No. 2 by OKUD	0710002
Date (year, month, day)	2005.12.31
By OKPO	10563800
INN	4200000333
By OKVED	40.10.11
By OKOPF/OKFS	47 41
By OKEI	384

Organization **OAO "Kuzbassenergo"**
Identification number of tax payer
Activity: **Production**
Organizational and legal form/form of ownership
joint stock
Unit of measure: '000 Rub
On factory shipments

Figure's name	**Code**	For accounting period	For the same period of the previous year
1	2	3	4
I. Income and expenses from ordinary activities			
Revenues (net) from sales of goods, products, work, services (minus VAT, excise duties and similar binding payments)	**010**	**20 478 057**	**17 003 199**
Net cost of sold goods, products, work, services	**020**	**(18 278 763)**	**(15 042 615)**
Gross profit (010-020)	**029**	**2 199 294**	**1 960 584**
Commercial expenses	030	(19 672)	(2 489)
Management expenses	040	(7 379)	(7 234)
Profit (loss) from sales (lines 010-020-030-040)	**050**	**2 172 243**	**1 950 861**
II. Other revenues and expenses			
Interest receivable	060	5 194	2 668
Outstanding interest	070	(179 593)	(199 188)
Income from participation in other organizations	080	1 150	-
Other operating income	090	2 527 494	1 942 101
Other operating expenses	100	(3 529 092)	(2 426 364)
Extraordinary income	120	130 033	193 853
Extraordinary charges	130	(1 208 460)	(1 607 004)
Before-tax profit (loss) (lines 050+060-070+080+090-100+120-130)	**140**	**(81 031)**	**(143 073)**
Deferred tax assets	143	182 947	105 775
Deferred tax liabilities	144	(85 964)	(170 585)
Current profit tax	145	(394 295)	(311 176)
Other similar binding payments	146	850 013	(1 071 695)
Profit tax and other similar obligatory payments	**150**	**552 701**	**(1 447 681)**
Profit (loss) from ordinary activities (lines 140 – 150)	**160**	**471 670**	**(1 590 754)**
III. Extraordinary profits and losses			
Extraordinary profits	170	28 325	9 361
Extraordinary losses	180	(6 821)	(11 359)
FOR THE CONSOLIDATED REPORT			
Capitalized profit (loss)	184	-	-
Minority interest	185	1 872	8 587
Net profit (undistributed profit (loss) of the reporting period (lines 160+170-180+184)	**190**	**493 174**	**(1 592 752)**

AS REFERENCE			
Constant tax liabilities (assets)	200	307 501	376 551
AS REFERENCE:			
Base profit (loss) per share	201	0,8136	-2,6276
Watered profit (loss) per share	202	0,8136	-2,6276

DECODING OF SINGLE PROFITS AND LOSSES

Index		In the reporting period		For the similar period of the previous year	
name	code	profit	less	profit	loss
1	2	3	4	5	6
Fines, penalties, acknowledged or imposed by the court (arbitration) decision	210	16 243	6 563	7 888	9 850
Profit (loss) of past years	220	53 235	226 220	124 478	10 664
Compensation for damages caused by non-performance or improper performance of liabilities	230	-	-	-	-
Rate difference in foreign exchange operations	240	16	73	-	5
Transfers to estimating reserves	250	-	443 295	-	200 000
Writing off past-due receivables and payables	260	2 486	107 793	10 671	394 526+

STATEMENT OF CHANGES IN CAPITAL

		Codes		
	Form №3 by OKUD	0710003		
For the year **2005**	Date (year, month, date)	2005	12	31
Institution: JSC **"Kuzbassenergo"**	by OKOO	105638		
Identification number of tax payer	INN	4200000333		
Activity type: Production	By OKVED	4.10.11		
Legal form:/ form of ownership: corporate	By OKOPA/OKFS	47	41	
Unit of measure: '000 Roub.	By OKEI	384		

Registered office: 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000

1. Changes in capital

Figure's name	code	Chartered capital	Surplus capital	Reserve capital	unappropriated profit (uncovered loss)	Total
1	2	3	4	5	6	7
Остаток на 31 декабря года, предшествующего предыдущему	010	606 164	23 605 563	17 455	473 982	24 703 164
2004 год (предыдущий год) изменения в учетной политике	011	x	x	x	-	-
Результат от переоценки объектов основных средств	012	x	1 032 054	x	(288)	1 031 766
Изменения правил бухгалтерского учета	013	x	-	-	170 863	170 863
Остаток на 1 января предыдущего года	020	606 164	24 637 617	17 455	644 557	25 905 793
Результат от пересчета иностранных валют	023	x	-	x	x	-
Чистая прибыль	025	x	x	x	(1 590 859)	(1 590 859)
Дивиденды	026	x	x	x	(1 230)	(1 230)
Отчисления в резервный фонд	030	x	x	996	(996)	-
Увеличение величины капитала за счет:	040	-	-	-	2 320 452	2 320 452
Дополнительного выпуска акций	041	-	x	x	x	-
Увеличения номинальной стоимости акций	042	-	x	x	x	-
Реорганизации юридического лица	043	-	x	x	-	-
прочее	044	-	-	-	2 320 452	2 320 452
Уменьшение величины капитала за счет:	050	-	(2 320 468)	-	(1 431)	(2 321 899)
Уменьшения номинала акций	051	-	x	x	x	-
Уменьшения количества акций	052	-	x	x	x	-
Реорганизации юридического лица	053	-	x	x	-	-
прочее	054	-	(2 320 468)	-	(1 431)	(2 321 899)
Остаток на 31 декабря предыдущего года	060	606 164	22 317 149	18 451	1 370 493	24 312 257
2005 (reporting year)						
Changes in accounting politics	061	x	x	x	-	-
Result of the revaluation of the objects of the fixed assets	062	x	2 676 703	x	-	2 676 703
Changes in book-keeping regulations	063	x	(146)	(5)	(3 011)	(3 157)
Balance by the 1st of January of the reporting year	100	606 164	24 993 706	18 446	1 367 482	26 985 798

Result of conversion of currency	103	x	-	x	x	-
Net profit	105	x	x	x	493 174	493 174
Dividends	106	x	x	x	(412 316)	(412 316)
Assignments to the surplus fund	110	x	x	1 020	(1 020)	-
Capital increasing due to:	120	-	-	-	69 336	69 336
Additional issue of stocks	121	-	x	x	x	-
Increasing of the stocks nominal value	122	-	x	x	x	-
Reorganization of legal entity	123	-	x	x	-	-
Other	124	-	-	-	69 336	69 336
Reducing of the capital due to: Уменьшение	130	-	(69 336)	(160)	(2 532)	(72 028)
Reducing of the stock nominal	131	-	x	x	x	-
Reducing of stock's number	132	-	x	x	x	-
Reorganization of legal entity	133	-	x	x	-	-
Other	134	-	(69 336)	(160)	(2 532)	(72 028)
Balance by the 31st of December of the reporting year	140	606 164	24 924 370	19 306	1 514 124	27 063 964

II. RESERVES

Figure		Balance	receipt	used	balance
Name	Code				
1	2	3	4	5	6
Reserves founded in accordance with the legislation Data of the previous year	150	17 455	996	-	18 451
Data of the reporting year	151	18 446	860	-	19 306
Reserves created in accordance with the chartered documents Data of the previous year	152	-	-	-	-
Data of the reporting year	153	-	-	-	-
Evaluation reserves **Reserves on the doubtful debts** Data of the previous year	160	146 300	200 000	(146 300)	200 000
Data of the reporting year	161	200 000	324 676	(200 000)	324 676
Reserve against the financial investments devaluation Data of the previous year	162	-	-	-	-
Data of the reporting year	163	-	118 619	-	118 619
Reserve on the liabilities arisen due to go out of business recognition Data of the previous year	164	-	-	-	-
Data of the reporting year	165	-	-	-	-
Reserve created due to the consequences of economic activity factors Data of the previous year	166	-	-	-	-
Data of the reporting year	167	-	-	-	-
Reserve against the of stocks of materials and capital equipment's cost reducing. Data of the previous year	168	-	-	-	-
Data of the reporting year	169	-	-	-	-
Other Data of the previous year	170	-	-	-	-
Data of the reporting year	171	-	-	-	-
Reserves on further expenses: **Reserve on remunerations payment at the outcome of the year** Data of the previous year	180	-	-	-	-
Data of the reporting year	181	-	-	-	-

Reserve on vacation pay (including assignments). Data of the previous year	182	-	-	-	-
Data of the reporting year	183	-	-	-	-
Reserve on payment of long-service annual bonus Data of the previous year	184	-	-	-	-
Data of the reporting year	185	-	-	-	-
Reserve on repair of the fixed assets Data of the previous year	186	-	1 287 648	(1 287 648)	-
Data of the reporting year	187	-	1 542 238	(1 542 238)	-
Other Data of the previous year	188	-	-	-	-
Data of the reporting year	189	-	-	-	-

REFERENCES

Figure		Balance at the beginning of the year		Balance at the end of the year	
name	code				
1	2	3		4	
1) Net assets	200	27 252 395		27 471 774	
		From the budget		From the off-budget funds	
		For the reporting year	For the previous year	For the reporting year	For the previous year
		3	4	5	6
2) Received for expenditures over the daily activity – total	210	-	-	-	-
Including:					
Compensations of Chernobyl veterans	211	-	-	-	-
Capital investments in the intangible assets	220	-	-	-	-

CASH FLOW STATEMENTS

		Codes
	Form №4 by OKUD	0710004
For the year **2005**	Date (year, month, date)	2005 / 12 / 31
Institution: **"JSC "Kuzbassenergo"**	By OKPO	105638
Identification number of tax payer	INN	4200000333
Activity type: **Production**	By OKVED	40.10.11
Legal form/ form of ownership: corporate	by OKOPF/OKFS	47 / 41
Measuring unit: RUR thousands.	By OKEI	384

Figures Name	Code	For the reporting period	For the same period of the previous year
1	2	3	4
Demand balance at the beginning of the reporting period	010	371 968	83 958
Cash flow provided by current activities Assets received from the buyers, customers	020	25 012 967	20 812 462
Proceeds from the purchased foreign currency	030	4 469	1 039
Proceeds from emergency circumstances	040	28 325	9 348
Receipts from the account inside the company	045	-	-
Other proceeds (income)	050	235 618	824 455
Cash outflow, aimed to:			
Payment of acquired goods, works, services, raw materials and other circulating assets	150	(14 603 039)	(11 675 016)
remuneration of labour	160	(1 703 802)	(1 562 536)
dividends and interests paid	170	(176 284)	(167 589)
Tax and fees paid	180	(3 653 282)	(3 283 079)
Payment caused by emergency circumstances	181	(4 517)	(3 140)
Transfer from the account to account inside the company	182	-	-
Social payments	183	(78 554)	(116 769)
Other expenses (payments)	190	(1 193 409)	(1 375 668)
Net cash provided by the current activity	200	3 868 492	3 463 507
Cashflow from investing activity Proceeds from sale of the fixed asset's objects and other intangible assets	210	23 934	43 130
Proceeds from securities sale and other financial investments	220	667 973	457 405
Received dividends	230	1 139	-
Received interests	240	1 782	380
Proceeds from repayment of loan granted to the other companies.	250	500	2 200
Other proceeds	260	119 664	-
Acquisition of affiliated companies	280	-	-
Acquisition of the objects of the fixed assets, income investments and intangible assets	290	(1 893 714)	(1 261 132)
Acquisition of securities and other financial investments	300	(1 151 671)	(679 069)
Loans granted to other companies	310	-	(3 700)
Other expenses	320	(123 754)	-
Net cash from the investing activity	340	(2 354 147)	(1 440 786)
Cashflow from financing activity Proceeds from the stock issue or other share securities	350	-	-
Proceeds from loans and credits granted to other companies	360	4 865 000	5 696 000
Proceeds provided by target financing	370	-	-

Other income	380	56 302	153 287
Repayment of loans and credits (except percents)	390	(4 939 000)	(5 580 000)
Extinction of obligation under the finance lease	400	-	(5 412)
Other expenses	405	(1 359 057)	(1 998 586)
Net cash provided by financing activity	410	(2 376 755)	(1 734 711)
Net increasing (decreasing) of cash and cash equivalents	420	137 590	288 010
Balance of money terms at the end of the reporting period	430	509 558	371 968
Ration of foreign currency to the RUR	440	-	-

APPENDIX TO THE BALANCE SHEET

		Codes		
	From № 5 by OKUD	0710005		
Fro the year **2005**	Date (year, month, date)	2005	12	31
Institution: JSC "Kuzbassenergo"	By OKPO	105638		
Tax payer code:	INN	4200000333		
Activity type: Production	By OKVED	40.10.11		
Legal form/ form of ownership: joint-stock	by OKOPF/OKFS	47	41	
Measuring unit: RUR thousands	By OKEI	384		

Intangible assets

Index		Availability at the beginning of the reporting year	Received	Retired	Availability by the end of the reporting year
Name	Code				
1	2	3	4	5	6
Objects of intellectual property (exclusive rights to the results of intellectual property)	010	4	-	-	4
Including: Patent holder has exclusive right to invention, production prototype, utility model	011	-	-	-	-
Right holder has right to the computer programs, data base.	012	-	-	-	-
The Holder has right to the trade mark and service mark, name of the goods origin	014	4	-	-	4
Organization expenses	020	-	-	-	-
Business reputation of the company	030	-	-	-	-
Other	040	-	-	-	-
Total	045	4	-	-	4

Index		By the beginning of the reporting year	By the end of the reporting year
name	code		
1	2	3	4
Amortization of intangible assets – total	050	1	3

Fixed assets

Figure		Availability at the beginning of the reporting year	Received	Retired	Availability by the end of the reporting year
Name	code				
1	2	3	4	5	6
Buildings	110	11 604 528	313 194	(48 558)	11 869 164
Constructions and transfer mechanisms	111	30 086 762	780 536	(104 434)	30 762 864
Machines and equipment	112	34 628 298	1 239 264	(127 828)	35 739 734
Transport	113	291 619	35 992	(20 269)	307 342
Production and household equipment	114	92 641	23 300	(19 791)	96 150
Plough cattle	115	-	-	-	-
Productive cattle	116	-	-	-	-
Long-term plantings	117	341	-	-	341
Other types of the fixed assets	118	4 308	3 386	(3 131)	4 563
Lands and objects of nature management	119	569 360	1 366	(663)	570 063
Capital investments in the radical land amelioration.	120	-	-	-	-
Total:	130	77 277 857	2 397 038	(324 674)	79 350 221

Index		By the beginning of the reporting period	By the end of the reporting period
name	code		
1	2	3	4
Amortization of the fixed assets – total	140	50 042 831	51 895 080
Including:			
Buildings and constructions	141	24 980 683	25 896 003
Machines, equipment, transport	142	25 024 041	25 953 401
Other	143	38 107	45 676
Objects of the fixed assets handed over the lease – total	150	588 671	8 159 746
Including:			
Buildings and constructions	151	354 113	7 798 333
Machines, equipment, transport	152	208 986	253 221
Other	153	25 572	108 192
Objects of the fixed assets handed over the mothballing	155	215 416	189 783
Objects of the fixed assets rented.	160	145 496	142 380
Including:			
Buildings and constructions	161	52 343	17 373
Machines, equipment, transport	162	6 399	1 704
Other	163	86 754	123 303
Real estate objects accepted to maintenance and being in the State registration .	165	208 943	287 001
	Code	By the beginning of the reporting year	At the beginning of the previous year
As reference	2	3	4
Result of the fixed assets revaluation::	170	2 676 703	1 031 766
original (replacement) price	171	6 206 804	4 118 943
amortization	172	3 530 101	3 087 177
Change in the cost of the fixed assets objects due to rebuilding, reequipment, reconstruction, partial liquidation.	Code	By the beginning of the reporting year	At the beginning of the previous year
	2	3	4
	180	652 175	785 079

Income investments in the material values.

Index name	code	Availability at the beginning of the reporting year	Received	Retired	Availability at the end of the reporting year
1	2	3	4	5	6
Property care of leasing	210	-	-	-	-
Property submitted under the lease contract	220	-	-	-	-
Other	230	13	-	-	13
Total	240	13	-	-	13

	Code	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4
Amortization of revenue investments in the material values.	250	5	7

Expenditures on research engineering , development activity and technological works (NIOKR)

works name	code	Availability at the beginning of the reporting year	Received	Retired	Availability at the end of the reporting year
1	2	3	4	5	6
total	310	1 609	16 514	(6 789)	11 334
Including:					
Elaboration of technical documentation	311	-	1 399	-	1 399
	312	-	1 604	(550)	1 054
other	313	1 609	13 511	(6 239)	8 881

As reference. Amount of expenditures on the unfinished research engineering , development activity and technological works	code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
	320	-	2 038

Amount of expenditures on research engineering , development activity and technological works not given positive results referred to the extraordinary expenditures.	code	For the reporting period	For the same period of the previous year
	2	3	4
	330	5 790	6 914

Expenditures on nature resources elaboration

Index name	code	Balance by the beginning of the reporting period	Received	Wrote-off	Balance by the end of the reporting period
1	2	3	4	5	6
Expenditures on nature resources elaboration - total	410	-	-	-	-
Including:		-	-	-	-
	411	-	-	-	-
	412	-	-	-	-
	413	-	-	-	-

As reference.	code	By the beginning of the reporting period	By the end of the reporting period
Amount of expenses on depth sections, not finished research and a deposit evaluation, investigation and (or) hydro-geological researches and other similar activity	420	-	-
Amount of expenditures provided by nature resources elaboration referred to the extraordinary expenses as ineffective in the reporting period.	430	-	-

Financial investments

Index name	code	Long-term: At the beginning of the reporting year	Long-term: At the end of the reporting year	Short-term: name	Short-term: code
1	2	3	4	5	6
Investments in the chartered (pooled) capitals of other companies - total	510	193 849	7 205	-	-
Including: affiliated and subsidiaries	511	155 296	-	-	-
State and municipal securities	515	-	-	-	-
Securities of other companies – total	520	50 833	52 487	94 986	74 775
Including debt securities (bonds, bills)	521	50 833	52 487	94 986	74 775
Granted loans	525	-	-	-	-
Deposits	530	-	-	-	-
Other	535	-	-	-	-
Total	540	244 682	59 692	94 986	74 775
Financial investments having a current market value from the total amount: Investments in the chartered (pooled) capitals of other companies - total	550	-	-	-	-
Including: affiliated and subsidiaries	551	-	-	-	-
State and municipal securities	555	-	-	-	-
Securities of other companies – total	560	-	-	-	-
Including debt securities (bonds, bills)	561	-	-	-	-
Other	565	-	-	-	-
Total	570	-	-	-	-
Total	580	-	-	-	-
As reference: At the financial investments having a ccurent market value, change in the cost resulted valuation correction.	590	-	-	-	-

Accounts payable and receivable

Figure name	code	Balance by the beginning of the reporting year	Balance by the end of the reporting year

1	2	3	4
Accounts receivable:			
Short-term – total	610	1 928 964	1 891 899
Including: Payments with buyers and customers	611	1 240 230	781 146
Advances paid	612	196 251	209 429
Other	613	492 483	901 324
Long-tern – total	620	1 193 816	234 107
Including:			
Payments with buyers and customers	621	441 634	167 187
Advances paid	622	713	842
Other	623	751 469	66 078
Total	630	3 122 780	2 126 006
Account payable:			
Short-term- total	640	4 438 683	4 573 921
Including:			
Payments with suppliers and contractors	641	604 691	856 641
Advances received	642	297 405	496 457
Tax and fees paid	643	443 391	677 800
Credits	644	1 671 535	1 595 127
Loans	645	268 354	11 000
Other	646	1 153 307	936 896
Long-term – total	650	2 956 215	1 260 975
including: Payments with suppliers and contractors	651	1 512 885	1 240 468
Tax and fees paid	652	1 059 540	12 566
Credits	653	-	-
Loans	654	-	-
Other	655	383 790	7 941
Total	660	7 394 898	5 834 896

Expenditures on the principal activity (on the expenses segments)

Index		In the reporting period	in the previous period
Name	code		
1	2	3	4
Tangible expenses	710	9 444 219	7 169 301
Remuneration of labour	720	1 429 448	1 252 925
Social needs assignments	730	349 155	366 685
Amortization	740	1 997 237	1 771 664
Other expenses	750	5 085 755	4 491 763
Total on the expenses segments	760	18 305 814	15 052 338
Change of balance (growth [+], reducing [-]):			
work-in-process	765	107	(1 532)
Further period expenses	766	(13 538)	(42 541)
Further expenses funds	767	-	-

Guarantee

Figure name	code	Balance by the beginning of the reporting year	Balance by the end of the reporting year
1	2	3	4
Received – total	810	856 889	761 164
Including the bills of credit	811	672 938	672 938
Real estate being in pledge	820	183 951	88 226
Where: objects of the fixed assets	821	-	-
Securities and other financial investments	822	183 951	88 226
Other	823	-	-
Granted – total	830	1 553 048	1 102 764
Including the bills of credit	831	425 488	383 313
Real estate being in pledge	840	1 127 560	719 451
Where: objects of the fixed assets	841	-	-
Securities and other financial investments	842	160 802	-
Other	843	966 758	719 451

State assistance

Index name	code	Reporting period	In the same period of the previous year
1	2	3	4
Budgetary cash received in the reporting period – total	910	-	-
Including:	911	-	-
Other	912	-	-

		By the beginning of the reporting period	Received during the reporting period	Repaid during the reporting period	By the end of the reporting period
1	2	3	4	5	6
Budgetary credits – total	920	-	-	-	-
Including:	921	-	-	-	-
Other	922	-	-	-	-

PRICEWATERHOUSECOOPERS

Closed Joint Stock Company
"PriceWaterHouseCoopers Audit"
ZAO PWC Audit
52 stoieniye 5, Kosmodamianskaya naberezhnaya,
Moscow, 115054
Tel: +7(495) 967 6000
Fax: +7(495)967 60001

AUDITOR'S OPINION
ON FINANCIAL (ACCOUNTING) REPORT

Auditor

The Closed Joint-Stock Company «PricewaterhouseCoopers Audit» (ZAO «PwH Audit»)

Certificate on the state registration of the joint-stock company No. 008.890 was issued by the Moscow registration chamber on February 28, 1992.

The certificate on recording to the Uniform state register of legal entities on the legal entity registered till July 1, 2002, under No. 1027700148431 of August 22, 2002 was issued by Interdistrict inspection of the Ministry of Taxes and Tax Collection of Russia No. 39 for Moscow.

The license for auditing No. E000376 is issued by the Ministry of Finance of the Russian Federation on May 20, 2002. The license is valid till May 20, 2007.

Auditing person

The Kuzbass Joint Stock Company of energetics and electrification (JSC "Kuzbassenergo".
Registered office: 30, Kuznetsky prospect, GSP-2, Kemerovo, 650099, Russian Federation
The Company was registered the 30 of December 1993 by the Resolution of Kemerovo city Administration №345.
Certificate on record in the Unique Register of legal entities on the legal entity registered till the 1st of July 2002 under the No.10242000678260 dd. 12.08.2002 issued by the Inspection of the Taxation Ministry of Russia over the Kemerovo region, city Kemerovo.

PRICEWATERHOUSECOOPERS

Closed Joint Stock Company
"PriceWaterHouseCoopers Audit"
ZAO PWC Audit
52 stoieniye 5, Kosmodamianskaya naberezhnaya,
Moscow, 115054
Tel: +7(495) 967 6000
Fax: +7(495)967 60001

**AUDITOR'S OPINION
ON FINANCIAL (ACCOUNTING) REPORT
OF THE KUZBASS OPEN JOINT STOCK COMPANY OF ENERGETICS AND
ELECTRIFICATION (JSC "KUZBASSENRGO")**

To the shareholders of the Kuzbass Joint Stock Company of energetics and electrification (JSC "Kuzbassenergo")

1. We made an audit of the attached financial (accounting) reports of the Kuzbass Joint Stock Company of energetics and electrification (JSC "Kuzbassenergo") (hereinafter The Company) for a period from January 1 to December 31, 2005, inclusive. The financial (accounting) reports of the Company consist of the Balance sheet, Profit and loss report, Statement of changes in capital, Cash flow statement, Appendixes to the balance sheet, Explanatory note (hereinafter all statements together are called «financial (accounting) reports»). The financial (accounting) reports were prepared by the management of the Company, based on the legislation of the Russian Federation regarding preparation of financial (accounting) reports. The reports prepared on the basis of the specified legislation essentially differ from the reports made according to International standards of financial accounting.

2. The responsibility for preparation and submission of the financial (accounting) reports is on the executive body of the Company. Our duty is to give an opinion on credibility in every essential respect of the given financial (accounting) reports and conformity of maintenance procedure of accounting records to the legislation of the Russian Federation on the basis of the audit made.

3. We made the audit in conformity with the Federal act «On auditor activity», Federal rules (standards) of auditor activity, International standards of audit, as well as with our internal standards.

4 The audit was planned and made so as to obtain a reasonable assurance that the financial (accounting) reports contain no essential misstatements. The auditing was done on a selective basis and included the study on the basis of testing of evidence confirming numerical indicators in the financial (accounting) reports and disclosure therein of the information on financial and economic activity, an estimation of observing the principles and accountancy requirements applied in preparation of financial (accounting) reports, consideration of the main estimated indicators obtained by the management of the Company, as well as an estimation of submission of financial (accounting) reports. We think that the audit made gives good grounds for expressing our opinion on credibility of the financial (accounting) reports and conformity of maintenance procedure of accounting records to the legislation of the Russian Federation.

5. The audit of the financial (accounting) reports of the Company for a period from January 1 to December 31, 2004, was made by another auditing firm which gave a modified auditor opinion. In this connection we do not express an opinion on credibility of the comparative data included in the financial (accounting) reports of the Company for 2005.

6. In our opinion, except for the influence on the financial (accounting) reports of the circumstance indicated in the previous paragraph of the present Opinion, the financial (accounting) reports of the Company attached to the present Opinion reflects credibly in every essential respect the financial position of the Company as on December 31, 2005, and results of its financial and economic activity for a period from January 1st to December 31, 2005, inclusive, in conformity with requirements of the Russian Federation laws relating to preparation of financial (accounting) reports.

7 Without changing the opinion on credibility of the financial (accounting) reports, we draw attention to

the following circumstances

a. According to the information disclosed in the note 2 of the section III «Disclosure of essential figures» of the explanatory note of the Company for 2005, the company plans beginning from 2006 to liquidate a number of projects under construction. The cost of such projects amounts to 215031 thousand roubles.

b. According to the information disclosed in the note 16 section III «Disclosure of essential indicators» of the explanatory note of the Company for 2005, the company is in process of reorganization in the form of segregation . The assets cost on the liquidated activity amounts RUR 13 549 089 thousands (48% of all the Company's assets).

March, 20, 2006.

Director of the Joint Stock Company /signature/ Franz-Joseph Keizer

Auditor
Qualifying certificate No. K008685
in general audit permanent /signature/ I.A. Turchina

APPENDIX 3

GROUP "KUZBASSENERGO"

CONSOLIDATED FINANCIAL REPORT PREPARED IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) for the year finished the 31st of December 2005 (file: IFRS.pdf. (5,33MB).

The Kuzbass Open Joint Stock Company of energetics and electrification
Tax payer code (INN) 4200000333

APPENDIX № 4

№	Period of the dividends accrual, shareholder's name	Dividends accrued	Dividends paid and tax deducted	including:											Balance of the dividends passed
				1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	
1.2.	**1995**														
	TOTAL	**24957**	**24927**	**1565**	**17099**	**5356**	**732**	**139**		**34**	**0**	**0**	**2**	**0**	**30**
	Including														
	a) legal entities	12268	12268	1565	4505	5347	719	106		26					0
	Including RAO	12237	12237	1565	4500	5347	719	106							0
	b) natural persons	12689	12659		12594	9	13	33		8			2		30
1.3.	**2001**														
	TOTAL	**43037**	**42928**						**35189**	**7675**	**64**	**0**	**0**	**0**	**109**
	Including.														
	a) subsidiaries of the JSC KE	2078	2078						2078						0
	b) third-party firms	1472	1472						1472						0
	c) pensioners	541	541						541						0
	d) died	43	6							4	2				37
	e) legal entities	38903	20906						13 173	7 671	62				72
			17925						17 925						
1.4.	**2005**														
	TOTAL	**406409**	**404948**										**36 454**	**368 494**	**1461**
	Including														
	a) legal entities	404610	404450										36 295	368 155	160
	Including RAO	199140	199140										17 679	181 461	0
	b) natural persons	1799	498										159	339	1301
1.5.	**2006**														
	TOTAL	**200024**	**17321**											**17 321**	**182703**
	Including														
	a) legal entities	194601	16861											16 861	177740
	Including RAO	98011	8269											8 269	89742
	b) natural persons	5423	460											460	4963
	TOTAL	**686 247**	**501 944**			Passes dividends total as for a date of 30.06.2006									**184 303**

Annex C

1.3

ANNOUNCEMENT ON THE INFORMATION THAT MAY AFFECT THE COST OF THE COMPANY'S SECURITIES
«Information on the decisions accepted by the Board of Directors (supervision committee) of the Joint Stock Company (on the pre-term cancellation of the Sole and / or Corporate executive Bodies authorities)".

1. General information	
1.1. Full company name of the Issuer (name of not-profit institution)	*the Kuzbass joint Stock Company of energetics and electrification*
1.2. Abbreviated company name of the Issuer	*JSC "Kuzbassenergo"*
1.3. Registered office of the Issuer	*№30, Kuznetsky prospect, GSP-2, Kemerovo, Russia*
1.4. OGRN of the Issuer	*1024200678260*
1.5. Tax payer identification number	*4200000333*
1.6. The unique code of the issuer assigned by the recording body	*00064-A*
1.7. Internet page used by the issuer to publish the information about the substantial facts	*http://www.kuzbassenergo.ru/inf/facts*
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	*In accordance with the par. 8.6.3. of the Provisions on disclosure of information on securities by the issuers, this announcement is not subject to be published in the printed editions.*

2. Contents of the Announcement

2.1. Date of holding of the Board of Directors (supervision committee) meeting of the joint stock company when the appropriated decision was made: *20 of July, 2006.*
2.2. Date and drawing up and number of the minutes of the Board of Directors (supervision committee) meeting where the appropriated decision was made: *31 of July, 2006 . № 2/12.*
2.3. Contents of the resolution accepted by the Board of Directors (supervision committee) of the joint stock company:
1. To cancel pre-time the authorities of the member of the management Board of the Company. i.e. Mr. Petrov Leonid Prokhorovich being a deputy general director, also a director for power supply of the JSC "Kuzbassenergo"

2. To elect as a member of the Management Board of the Company:
- Sheibak Yury Vladimirovich – deputy general director of the JSC "Kuzbassenergo" for marketing and supply.

3. To entrust to the Chairman of the Board of Directors of the Company to make a labor contract with a member of the Management Board of the Company, namely Mr. Sheibak Yury Vladimirovich on terms provided by the Appendix №2.

2.4. Market share of this person in the chartered capital of the joint stock company, also share of ordinary stocks of the joint stock company owned by this person: ***0.00 %;***
2.5. Market share of this person in the chartered capital of the affiliated and subsidiary companies of the joint stock company, and if the joint stock companies are such affiliated and subsidiary companies, - also share of ordinary stocks of the affiliated and /or subsidiaries of the joint stock company owned by this person – ***0.00%.***
2.6. Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the

issue and /or his affiliated and subsidiary companies: - ***0.00%***

3. Signature		
3.1.General director	____________________ (signature)	S.N. Mikhailov
3.2. Date «31» of July, 2006	Seal:	

Annex C

1.4

THE LIST OF AFFILIATED PERSONS

Kuzbass Joint Stock Company of energetics and electrification

Code of the Issuer	0	0	0	6	4	–	A

by 31 07 2006

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present list of affiliated persons is subject to be disclosed in accordance with the Russian Federation legislation on securities

Web-page: http://www.kuzbassenergo.ru/invest/doc/list/

Deputy general director for corporate governance
(by power of attorney № 70-119/119 dd. 30.12.2005 .)

_______________ (signature) A.K. Erofeev (Surname)

Date " 31 " July 20 06 Seal:

Code of the Issuer	
INN	4200000333
OGRN	1024200678260

II. Changes in the list of affiliated persons occurred during the period since 01.07.2006 till 31.07.2006

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Change in the structure of the Management Board of the JSC "Kuzbassenergo"	20.07.2006	31.07.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Petrov Leonid Prokhorovich	Kemerovo, Russia	The person is a member of the corporate executive apparatus of the joint stock company	14.05.2004	0,00	0,00

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Sheibak Yury Vladimirovich	Kemerovo, Russia	The person is a member of the corporate executive apparatus of the joint stock company	20.07.2006	0,00	0,00

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons

1.	Date of the State registration of companies created due to reorganization of the JSC "Kuzbassenergo" in a form of segregation	01.07.2006	31.07.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	The person is a member of the corporate executive apparatus of the joint stock company	30.09.2002	0,00	0,00
			The person is a Sole Executive body of the joint stock company	21.06.2002		

Contents of information on the affiliated person after the changes

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	The person is a member of the corporate executive apparatus of the joint stock company	30.09.2002	0,00	0,00
			The person is a Sole Executive body of the joint stock company	21.06.2002		
			Person is a member of group of persons to which the JSC "Kuzbassenergo" belongs (natural person fulfilling the labor duties in the JSC "Kuzbassenergo" is a Sole executive body of the other legal entity at the same time): - JSC "South-Kuzbass GRES" - JSC "West-Siberian TETs".	01.07.2006		

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Date of the State registration of companies created due to reorganization of the JSC "Kuzbassenergo" in a form of segregation	01.07.2006	31.07.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	-	-	-	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Open Joint Stock Company "South-Kuzbass GRES"	№20, Komsomolskaya str., Kaltan city, Kemerovo region, Russian Federation	Person is a member of group of persons to which the JSC "Kuzbassenergo" belongs (natural person fulfilling the labor duties in the JSC "Kuzbassenergo" is a Sole executive body of the other legal entity at the same time)	01.07.2006	0,00	0,00

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Date of the State registration of companies created due to reorganization of the JSC "Kuzbassenergo" in a form of segregation	01.07.2006	31.07.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	-	-	-	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Open Joint Stock Company "West-Siberian TETs"	№23, Shosse severnoye str., Novokuznetsk city, Kemerovo region, Russian Federation	Person is a member of group of persons to which the JSC "Kuzbassenergo" belongs (natural person fulfilling the labor duties in the JSC "Kuzbassenergo" is a Sole executive body of the other legal entity at the same time)	01.07.2006	0,00	0,00

Annex C

1.5

ANNOUNCEMENT ON SUBSTANTIAL FACT «INFORMATION ON THE DECISIONS OF GENERAL MEETINGS OF SHAREHOLDERS »

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. Internet page, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/invest/doc/fact/
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	Regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Substantial fact's code (codes)	1000064A05072006

2. Contents of the announcement

2.1. Type of general meeting (annual, extraordinary): **Annual**

2.2. Form of general meeting holding: **Meeting (joint presence)** .

2.3.Postal addresses where the filled ballots for voting were sent: **1) JSC "Kuzbassenergo", №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia, 650000;**
2) "Central Moscow Depository", № 34, stroieniye 8, Bolshaya Pochtovaya str., Moscow 105082, Russia

2.4. Quorum of the general meeting: **92,4834%.**

2.5..Issues putted to the vote, and voting results:

1. On approval of annual report, annual accounting report, including the Company's profit and losses report, also on profit distribution (including dividends pay off) and the Company's losses at the outcome of the fiscal year 2005.
Voting results: "FOR" 560 600 952 rvotes (% from the voted participants – 100,0000), «AGAINST» - 0 votes, « ABSTAIN » - 100 votes.

2. On payment of dividends at the outcome of 1 quarter of the year 2006.
Voting results: "FOR" - 560 600 952 votes (%from the voted participants – 100,0000), «AGAINST» - 0 votes, « ABSTAIN » - 100 votes.

3. On election of the members of the Board of Directors of the Company.
Voting results:

№	Name of candidate	Votes number for cumulative voting	% *
«FOR», votes distribution at candidates			
1	**Mazikin Valentin Petrovich**	**579 805 115**	**9,4023**
2	**Eliseeva Irina Eduardovna**	**579 803 615**	**9,4023**
3	**Sorokin Igor Yurievich**	**579 803 614**	**9,4023**
4	**Bolshakov Andrey Nickilaevich**	**579 803 514**	**9,4023**
5	**Zarkhin Vitaly Yurievich**	**579 803 514**	**9,4023**
6	**Vagner Andrey Alexandrovich**	**544 616 735**	**8,8317**
7	**Evseenkova Elena Vladimirovna**	**544 537 133**	**8,8304**
8	**Platonov Vladimir Yurievich**	**544 537 133**	**8,8304**
9	**Shtykov Dmitry Viktorovich**	**544 537 033**	**8,8304**
10	**Kochetkova Tatiana Vladimirovna**	**544 537 033**	**8,8304**
11	**Dunin Oleg Valentinovich**	**544 537 033**	**8,8304**
12	Shumilov Alexander Alexandrovich	290 000	0,0047
13	Parkhomuk Olga Viktorovna	100	0,0000
14	Goncharov Igor Mikhailovich	0	0,0000
15	Zahkariuta Marina Sergeevna	0	0,0000
16	Kozhura Ruslan Viacheslavovich	0	0,0000
17	Kostiuk Mikhail Dmitrievich	0	0,0000
18	Novikov Nickolay Valentinovich	0	0,0000
19	Poiarkov Ivan Sergeevich	0	0,0000
20	Shatsky Pavel Olegovich	0	0,0000
21	Shulin Maxim Igorevich	0	0,0000
«Against » of all candidates		0	0.0000
«Abstain» of all candidates		0	0.0000

* - percent of participated in voting

4. On election of the members of the revision Committee of the Company

Voting results:

№	Name of candidate	«FOR»		«AGAINST» votes	«ABSTAIN» votes
		votes	%		
1.	**Shvetsova Marina Vladimirovna**	560 567 352	99,9940	8 700	0
2.	**Skliarov Dmitry Vladimirovich**	297 027 500	52,9838	1 500	263 547 052
3.	**Mukhin Mikhail Viktorovich**	297 027 500	52,9838	1 500	263 547 052
4.	**Ahrimenko Dmitry Olegovich**	297 027 400	52,9837	1 500	263 547 052
5.	**Smirnova Elena Evghenievna**	297 027 400	52,9837	1 500	263 547 052
6.	Skorokhodov Dmitry Viktorovich	8 800	0,0016	297 020 200	263 547 052
7.	Marinina Tatiana Ivanovna	100	0,0000	297 028 900	263 547 052
8.	Inozemtseva Ekaterina Dmitrievna	0	0,0000	297 028 900	263 547 052
9.	Mokhnachevskaya Sophia Ivanovna	0	0,0000	297 028 900	263 547 052

5. On approval of the Company's auditor .
Voting results: «FOR» - 560 599 552 votes (% from the voted participants –99,9997), «AGAINST» - 1 500 votes, «ABSTAIN» - 0 votes.

6. On modification and amendments to the Charter of the Company.
Voting results: «FOR»: - 560 599 552 votes (%from the voted participants –99,9997), «AGAINST» - 1 500votes, «ABSTAIN» - 0 votes.

7. On payment of remuneration and compensations to the members of the Board of directors of the Company.
Voting results: «FOR» - 560 599 552 votes (%from the voted participants –99,9997), «AGAINST» - 1 500 votes, «ABSTAIN» - 0 votes.

8. On payment of remuneration and compensations to the members of the Revision Committee of the Company.
Voting results: «FOR» - 560 601 052 votes (% from the voted participants –100,0000), «AGAINST» - 0 votes, «ABSTAIN» - 0 votes.

2.6. Formulating of the decisions accepted by the general meeting:
Over the question № 1:

To approve the annual report of the Company, annual accounting report of the Company, including profit and losses report of the Company at the outcome of the fiscal year 2005.

To approve the following distribution of profit (losses) of the company at the outcome of the fiscal year 2005 (except the Company's profit amounted RUR 406 409 thousands, divided as dividends for the ordinary stocks of the company at the outcome of 9 months of the year 2005 (Minutes of the General Meeting of shareholders №14 dd. the 30th of December 2005):

	(RUR thousands.)
Unappropriated balance of the reporting period:	138 470
to divide in: Surplus fund	13 450
Dividends	-
Investments	125 020
Repayment of losses of the last years	-

3. Taking into consideration that at the outcome of 9 months of the year 2005 the dividends per one ordinary stock of the Company amounted RUR 0,670461 were accrued (Minutes of the General Meeting of Shareholders №14 dd. 30.12.2005) it was decided not to pay off the dividends on the ordinary stocks of the Company at the outcome of the year 2005.

Over the question №2:
To pay off the dividends for the ordinary stocks of the company at the outcome of the 1st quarter of the year 2006 in the amount equal RUR 0,329983 per one ordinary stock of the Company" in money terms within 60 days from the date of decision making on its payment.

Over the question № 3:
To elect the Board of Directors of the Company in the following composition:
1. **Mazikin Valentine Petrovich;**
2. **Eliseeva Irina Eduardovna;**
3. **Sorokin Igor Yurievich;**
4. **Bolshakov Andrey Nickolaevich;**
5. **Zarhin vitally Yurievich;**
6. **Vagner Andrey Alexandrovich;**
7. **Evseenkova Elena Vladimirovna;**

8. **Platonov Vladimir Yurievich;**
9. **Shtykov Dmitry Viktorovich;**
10. **Kochetkova Tatiana Vladimirovna;**
11. **Dunin Oleg Valentinovich ».**

Over the question № 4:

To elect the Revision Committee of the Company in the following composition:

1. **Shvetsova Marina Vladimirovna;**
2. **Skliarov Dmitry Vladimirovich;**
3. **Mukhin Mikhail Viktorovich;**
4. **Akrimenko Dmitry Olegovich;**
5. **Smirnova Elena Evghenievna».**

Over the question №5:

To approve as an auditor of the Company the Closed Joint Stock Company ""PricewaterhouseCoopers Audit", Moscow (license №E 000376 issued 20.05.2002).

Over the question № 6:

To make in the Articles of the Society the following modifications and amendments

In the art. 8:

subparagraph 2 of paragraph 8.1. to state in the following redaction:

" Amount of obligatory annual assignments to the Surplus Fund of the Company shall to be 5% (five percents) from net profit of the Company until fixed amount achievement by the Surplus Fund."

In the art.11:

Subparagraph 1 of paragraph 11.6. to state in the following redaction:

"11.6. Ballots to voting under agenda shall be send by registered mail to those address indicated in the List of persons having right to participate in the General Meeting of Shareholders or shall be presented on receipt to each person indicated in the List not later than 20 days (twenty) before the General Meeting of shareholders".

In the art. 12:

Subparagraph 1 of paragraph 12.5. to state in the following redaction:

"12.5. Voting ballots **In the art. 12:**

Subparagraph 1 of paragraph 12.5. to state in the following redaction:

"12.5. Ballots to voting under agenda shall be send by registered mail to those address indicated in the List of persons having right to participate in the General Meeting of Shareholders or shall be presented on receipt to each person indicated in the List not later than 20 days (twenty) before the date of termination by the Society of ballots reception."

In the art. 12:

Subparagraph 1 of paragraph 12.5. to state in the following redaction:

"12.5. Ballots to voting under agenda shall be send by registered mail to the address indicated in the List of persons having right to participate in the General Meeting of Shareholders or shall be presented on receipt to each person indicated in the List not later than 20 days (twenty) before the date of termination by the Society of ballots reception."

under agenda shall be send by registered mail to those address indicated in the List of persons having right to participate in the General Meeting of Shareholders or shall be presented on receipt to each person indicated in the List not later than 20 days (twenty) before the expire date of the ballots reception by the Company."

In the art 15:

Subparagraph 5 of paragraph 15.1. to state in the following redaction:

"5) determination of the date of drawing up the List of persons having right to participate in the General Meeting of Shareholders, approval of estimate of expenditures to spent General Meeting of Shareholders and decision of other issues concerned with preparation and spending of General Meeting of Shareholders ;";

Subparagraph 8 of paragraph 15.1. to state in the following redaction:

"8) approval of a decision on the securities issue, securities prospectus and report on securities issue outcome, also approval of reports on the results of share's acquisition from shareholders of the Society and reports on results of share's repurchasing from shareholders of the Society";

Subparagraph 11 of paragraph 15.1. to state in the following redaction:

"11) alienation (realization) of the Company's stocks being at the disposal of the Company due to their acquisition or repurchasing from the shareholders of the Company, also in other cases stipulated by the Federal Law "About Joint Stock Companies;";

Subparagraph 12 of paragraph 15.1. to state in the following redaction:

"12) appointment of a General Director of the Company and advance dismissal including decision on anticipatory discharge of a labor contract with him;";

Subparagraph 13 of paragraph 15.1. to state in the following redaction:

"13) election of the members of the Board of the Company, remuneration and compensation, advance termination of member's authorities and decision on anticipatory discharge of the labor contracts with them;";

Subparagraph 19 of paragraph 15.1. to state in the following redaction:

"19) approval of business-plan (revised business-plan) and report on its realization, also approval (revising) of control showing of cash flow of the Society;";

Subparagraph 22 of paragraph 15.1. to state in the following redaction:

"22) Definition of credit policy of the Society in part of loans issue by the Society, conclusion a loan treaty and contract of debt, vouchers issue, assumption of liabilities under notes (note of hand and transfer note issue), making a property over mortgage and decision on making a deal by the Society in case when making decision on this questions does not determined by credit policy of the Society, decisions on debt position of the Society in accordance with limits fixed by credit policy of the Society;";

Paragraph 1 and 2 of subparagraph 39 of paragraph 15.1. to state in the following redaction:

"39) preliminary approval of decisions on:

a) transactions, which object are not-negotiable assets of the Company at the rate of about more 10% (percents) of balance value of these assets of the Society at the date of decision's approval on conducting of this transaction;"

b) transaction (including some related transactions) concerned to the alienation or a possibility of alienation of a property being the fixed assets, intangible assets, objects being under construction, aimed to electric and heat power production, transfer, dispatching, distribution in cases (sizes) defined by the single decisions of the Board of Directors of the Company, also approval of the aforementioned transactions if such cases (sizes) are not defined by the Board of directors of the Company;";

subparagraph 47 of paragraph 15.1. to state in the following redaction:

"47) approval of financial adviser's candidate engaged in accordance with Federal Law "About securities market", and candidates of organizers of securities issue and advisers on transactions tied directly with founds attraction in form of public borrowings;";

to add to paragraph 15.1. subparagraph 48 with the following content:

"48) preliminary approval of transactions that can be subject of rising of any liabilities expressed in foreign currency (or liabilities which amount is equal to foreign currency) in such cases and amounts as the Board of Directors may determine by resolution and also if the aforesaid cases (amounts) did not determined by the Board of Directors;";

to add to paragraph 15.1. subparagraph 49 with the following content:

to add to paragraph 15.1. subparagraph 49 with the following content:
"49) definition of purchasing policy in the Society including approval of Regulation on procedure of regulated purchasing of goods, works, services and approval of Director and members of Central purchasing body of the Society, and approval of annual complex purchasing program and other decisions in accordance with documents of the Society regulated purchasing activity of the Society;";
to add to paragraph 15.1. subparagraph 50 with the following content:
"50) approval of General Director of the Society nomination for to be recommend for State decorations;";
to add to paragraph 15.1. subparagraph 51 with the following content:
"51) approval of goal value (adjusted value) of key index of efficiency (KIE) of the Society and reports on its execution."
to add to paragraph 15.1 subparagraph of 52 with the following content:

«52) preliminary approval of decisions on transaction subject to be made by the Company (including some relative transactions) concerned to the alienation or possibility of alienation of property composed the fixed assets, intangible assets, objects under construction which aim is not electric and heat power production, transfer, dispatching, distribution in cases (sizes) defined by the single decisions of the Board of Directors of the Company".
In the art. 20:
Subparagraph 2 of paragraph 20.2. to state in the following redaction:
"- approval of decisions on questions to be subject of competence of Superior management bodies of Business companies, 100% (one hundred) percents of authorized capital or all voting shares of which are owned to the Society (taking into account subparagraphs 37 of the art. 15.1. of these present Provisions);";
Subparagraph 5 of paragraph 20.2. to state in the following redaction:
"-preparation of annual (quarterly) business-plan, including adjusted annual (quarterly) business-plan and report on its lay out results, also approval (revising) of cash flow of the Company in case if the Board of Directors of the Company has not approved the Company's cash flow;".
In the art. 24:

subparagraph 7 of paragraph 24.1. to state in the following redaction:
«7) securities prospectus (issue prospectus), quarterly report of the issuer and other documents contains information subject to be published of disclosed by other way according to the federal laws;".
Over the question №7 :
1. To approve the Provisions on payments to the members of the Board of Directors in new redaction.

2. To define that the Provisions shall concern the members of the Board of Directors since the moment of their approval and par. 4.2. of the Provisions – since 01.01.2005, thus all amounts of the additional remuneration paid to each member of the Board of Directors at the outcome of the year 2005 shall to be reduce by the sum of this additional remuneration paid to each member of the Board of Directors in accordance with an announcement on the dividends declared by the Board of Directors at the outcome of three, six and nine months of the year 2005.

Over the question №8:
To approve the Provisions on payment of remunerations and compensation to the members of the Board of Directors in new edition.

3. Signature
3.1. General Director ____________________ S.N. Mikhailov (подпись)
3.2. Date «06» of July 2006 Seal:

Annex C

1.6

Announcement on substantial fact:
« Information on the accrued and (or) paid income on the issuer's securities"

1. General information	
1.1. Full firm-name of the issuer (name for not profit institution)	**Kuzbass joint stock company of energy and electrification.**
1.1. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.2. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.3. OGRN of the issuer	1024200678260
1.4. INN code of the issuer	4200000333
1.5. Unique code of the issuer assigned by the recording body	00064-A
1.6. Internet page used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/invest/doc/fact/
1.7. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Substantial fact's code (codes)	0600064A05072006

2. Contents of the announcement
2.1. Type, category, series and other ID features of Securities: **ordinary registered stocks** 2.2. State registration number of issue (additional issue) of securities, date of state registration: **1-01-00064-A dd. 24 June 2003.** 2.3 Name of recording body who had carried out the State registration of securities issue (additional issue): **FCCB of Russia.** 2.4. Management body of the issuer who had accepted a decision on the payment (announcement) of dividends over the securities of the issuer: Annual General meeting of shareholders. 2.5. Date of decision making on payment (announcement) of dividends over the securities of the issuer: **26 of June 2006.** 2.6. Date of the minutes of the meeting (sitting) of the authorized management body of the issuer making when the decision on the dividends payment (announcement) over the issuer's securities was accepted: the 05 of July 2006. 2.7. Total amount of dividends accrued on the shares of the issuer of the determined category (type), and the dividend's amount accrued per one stock of the determined category (type): **Total amount of dividends – RUR 200 023 749, 2154** **Amount of dividend per one ordinary stock of the Company – RUR 0,329983** 2.8. Form of payment of income over the issuer's securities (money terms, other property): **money terms .** 2.9. Date of execution of liabilities on payment of income over the securities of the issuer (shares dividends), and if liabilities on payment of incomes over the securities of the issuer must be executed by the issuer within the defined terms (period of time) – expire date of such

term shall to be within 60 days from the date of decision making on such payment, i.e **25 of August 2006.**

3. Signature
3.1. General Director ____________________ S.N. Mikhailov (signature) 3.2. Date «06», July 2006. Seal:

Annex C

1.7

12G3-2(B) Exemption No.: 82-4633

THE LIST OF AFFILIATED PERSONS

Kuzbass Joint Stock Company of energetics and electrification

Code of the Issuer 0 0 0 6 4 – A

by 0 5 0 7 2 0 0 6

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present list of affiliated persons is subject to be disclosed in accordance with the Russian Federation legislation on securities

Web-page: http://www.kuzbassenergo.ru/invest/doc/list/

Deputy general director for corporate governance
(by power of attorney № 70-119/119 dd. 30.12.2005.)

__________ (signature)

A.K. Erofeev (Surname)

Date "5" July 2006

Seal:

Code of the Issuer	
INN	4200000333
OGRN	1024200678260

II. Changes in the list of affiliated persons occurred during the period since 26.06.2006 till 05.07.2006

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	By the resolution of the annual general meeting of shareholders of the JSC "Kuzbassenergo" a new body of the Board of Directors of the Company was elected.	26.06.2006	05.07.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Bychkov Mikhail Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
2.	Grekhov Andrey Nickolaevich	Novosibirsk, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
3.	Kozhura Ruslan Viacheslavovich	Mytishy, Moscow, region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
4.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
5.	Shumilov Alexander Alexandrovich	Bor, Nizhegorodskaya oblast, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
6.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
7.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0,027	0,027
8.	Evseenkova Elena Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
9.	Eliseeva Irina Eduardovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
10.	Mazikin Valentin Petrovich	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
11.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Bychkov Mikhail Yurievich	Moscow, Russia	Is not an affiliated person	26.06.2006	0	0
2.	Grekhov Andrey Nickolaevich	Novosibirsk, Russia	Is not an affiliated person	26.06.2006	0	0
3.	Kozhura Ruslan Viacheslavovich	Mytishy, Moscow, region, Russia	Is not an affiliated person	26.06.2006	0	0
4.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Is not an affiliated person	26.06.2006	0	0
5.	Shumilov Alexander Alexandrovich	Bor, Nizhegorodskaya oblast, Russia	Is not an affiliated person	26.06.2006	0	0
6.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
7.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0,027	0,027
8.	Evseenkova Elena Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
9.	Eliseeva Irina Eduardovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
10.	Mazikin Valentin Petrovich	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
11.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
12.	Sorokin Igor Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
13.	Zarkhin Vitaly Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
14.	Shtykov Dmitry Viktorovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
15.	Kochetkova Tatiana Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0
16.	Dunin Oleg Valentinovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	26.06.2006	0	0

dccopy

Microsoft Word - 1 8 _2_.doc
11/21/06 11:39 AM

Information on the substantial fact:
«Information on the reorganization of the issuer, its affiliated and subsidiary companies."

1. General Information	
1.1. Full firm-name of the issuer (name for not profit institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. Internet page used by the issuer to publish the information about the substantial facts.	http://www.kuzbassenergo.ru/invest/doc/fact/
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Substantial fact's code (codes)	0100064A01072006

2. Contents of Announcement
2.1. Form of reorganization: (merger, affiliation, division, segregation, reforming): **Segregation.** 2.2. Authorized management body of the issuer (Authorized State body, court) accepted decision being the ground of reorganization and its adoption date: **Extraordinary General meeting of shareholders of the JSC " Kuzbassenergo" dd. the 30th of December 2005 (minutes №14 dd. the 16 of January 2006).** 2.3. Full firm names and abbreviations (name for not-profit institutions) of every reorganized legal entity, its location: **the Kuzbass Joint Stock Company of energetics and electrification, JSC "Kuzbassenergo", №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia.** 2.4. (Full firm names and abbreviations (name for commercial institutions) of every legal entity created or went out of business due to reorganization, its location: **Joint Stock Company "Kuzbassenergo – regional electric network company», JSC "Kuzbassenergo – regional electric network company» , №11, N. Ostrovsky str., Kemerovo, Russian Federation** **Joint Stock Company "Kuzbass energy supplying company", JSC ""Kuzbass energy supplying company", № 90/4, Lenina prospect, Kemerovo, Russian Federation.** **Joint Stock Company "Main power lines of Kuzbassenergo", JSC "Main power lines of Kuzbassenergo", № 90/4, Lenina prospect, Kemerovo, Russian Federation** **Joint Stock Company "West Siberian TETs", JSC ""West Siberian TETs". №23 shosse Severnoye, Novokuznetsk, Kemerovo region, Russian Federation** **Joint Stock Company "South Kuzbass GRES", JSC "South Kuzbass GRES", №20 Komsomolskaya str., Kaltan, Kemerovo region, Russian Federation.** 2.5. Share of the issuer in the chartered (polled) capital (share found) of the commercial

institution established due to reorganization by .the dated of reorganization:
Joint Stock Company "Kuzbassenergo – regional electric network company» - has no share.
Joint Stock Company "Kuzbass energy supplying company" – has no share.
Joint Stock Company "Main power lines of Kuzbassenergo" – has no share.
Joint Stock Company "West Siberian TETs" - share of the issuer amounts 50% +1 stock.
Joint Stock Company "South Kuzbass GRES" share of the issuer amounts 50% +1 stock.

2.6. Date of the reorganization (date of the State registration of the legal entity established due to merger, affiliation, division, segregation, reforming; date of record in the Unique State register of legal entities on a go out of business of the joined legal entity): **01 of July 2006.**

3. Signature
3.1. General Director __________________ S.N. Mikhailov (подпись) 3.2. Date «03» July 2006 Seal:

Annex C

1.8

Information on the substantial fact:
«Information on the reorganization of the issuer, its affiliated and subsidiary companies."

1. General Information	
1.1. Full firm-name of the issuer (name for not profit institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. Internet page used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/invest/doc/fact/
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Substantial fact's code (codes)	0100064A01072006

2. Contents of Announcement
2.1. Form of reorganization: (merger, affiliation, division, segregation, reforming): **Segregation.** 2.2. Authorized management body of the issuer (Authorized State body, court) accepted decision being the ground of reorganization and its adoption date: **Extraordinary General meeting of shareholders of the JSC " Kuzbassenergo" dd. the 30th of December 2005 (minutes №14 dd. the 16 of January 2006).** 2.3. Full firm names and abbreviations (name for not-profit institutions) of every reorganized legal entity, its location: **the Kuzbass Joint Stock Company of energetics and electrification, JSC "Kuzbassenergo", №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia.** 2.4. (Full firm names and abbreviations (name for commercial institutions) of every legal entity created or went out of business due to reorganization, its location: **Joint Stock Company "Kuzbassenergo – regional electric network company», JSC "Kuzbassenergo – regional electric network company» , №11, N. Ostrovsky str., Kemerovo, Russian Federation** **Joint Stock Company "Kuzbass energy supplying company", JSC ""Kuzbass energy supplying company", № 90/4, Lenina prospect, Kemerovo, Russian Federation.** **Joint Stock Company "Main power lines of Kuzbassenergo", JSC "Main power lines of Kuzbassenergo", № 90/4, Lenina prospect, Kemerovo, Russian Federation** **Joint Stock Company "West Siberian TETs", JSC ""West Siberian TETs". №23 shosse Severnoye, Novokuznetsk, Kemerovo region, Russian Federation** **Joint Stock Company "South Kuzbass GRES", JSC "South Kuzbass GRES", №20 Komsomolskaya str., Kaltan, Kemerovo region, Russian Federation.** 2.5. Share of the issuer in the chartered (polled) capital (share found) of the commercial

institution established due to reorganization by the dated of reorganization:
Joint Stock Company "Kuzbassenergo – regional electric network company» - has no share.
Joint Stock Company "Kuzbass energy supplying company" – has no share.
Joint Stock Company "Main power lines of Kuzbassenergo" – has no share.
Joint Stock Company "West Siberian TETs" - share of the issuer amounts 50% +1 stock.
Joint Stock Company "South Kuzbass GRES" share of the issuer amounts 50% +1 stock.

2.6. Date of the reorganization (date of the State registration of the legal entity established due to merger, affiliation, division, segregation, reforming; date of record in the Unique State register of legal entities on a go out of business of the joined legal entity): **01 of July 2006.**

3. Signature
3.1. General Director ____________________ S.N. Mikhailov (подпись) 3.2. Date «03» July 2006 Seal:

THE LIST OF AFFILIATED PERSONS

Kuzbass Joint Stock Company of energetics and electrification

Code of the Issuer 0 0 0 6 4 – A

by 3 0 . 0 6 . 2 0 0 6

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present list of affiliated persons is subject to be disclosed in accordance with the Russian Federation legislation on securities

Web-page: http://www.kuzbassenergo.ru/invest/doc/list/

Deputy general director for corporate governance
(by power of attorney № 70-119/119 dd. 30.12.2005 .)

________________ (signature)

A.K. Erofeev (Surname)

Date " 03 " July 20 06

Seal:

Code of the Issuer	
INN	4200000333
OGRN	1024200678260

I. The list of affiliated persons by 3 0 . 0 6 . 2 0 0 6

№	Full firm name (name for not profit institution) or surname, name and patronymic of the affiliated person	Location of legal entity or residence of natural person (by approbation of natural person)	Reason (reasons) subject to recognition as affiliated	Date of commencement of reason (reasons)	Share of affiliated person in the authorized capital of joint stock company, %	Share of ordinary stocks of the joint stock company owned by affiliated person, %
1	2	3	4	5	6	7
1.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
2.	Bychkov Mikhail Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
3.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0,027	0,027
4.	Grekhov Andrey Nickolaevich	Novosibirsk, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
5.	Evseenkova Elena Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
6.	Eliseeva Irina Eduardovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
7.	Kozhura Ruslan Viacheslavovich	Mytishy, Moscow, region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
8.	Mazikin Valentin Petrovich	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
9.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
10.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
11.	Shumilov Alexander Alexandrovich	Bor, Nizhegorodskaya oblast, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
12.	Grebennikov Alexey Antonovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
13.	Gretsingher yury Alexandrovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
14.	Erofeev Alexander Kuprianovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
15.	Ivanov Boris Ivanovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
16.	Lavrov Alexander Mikhailovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
17.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0

			Sole executive body of the joint stock company	21.06.2002		
18.	Petrov Leonid Prokhorovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	14.05.2004	0	0
			Person has right to dispose of more than 20% of voting stocks of the joint stock company	30.12.1993		
19.	Russian Open Joint Stock Company of energetics and electrification "UES of Russia"	№ 101, build. 3, Vernadskogo prospect, Moscow, 119526	Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo")	27.06.2005	49	49
			Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004		
20.	Closed Joint Stock Company "Autotransport company "Kuzbassenergo"	4, Stantsionnaya str., Kemerovo, 650006, Russia	Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	30.05.2005	0	0
	Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"	37, Kuzbasskaya str., Kemerovo, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004		
21.			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	06.06.2005	0	0
22.	Limited liability company "Sbytenergo"	14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	21.03.2000	0	0

		region, 652417, Russia	Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Sbytenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity	30.05.2005		
23.	Open Joint Stock company "Investment –production company Vodocanal"	3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person.	28.10.2001	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected).	09.06.2005		
24.	Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"	Stantsionnaya str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	30.05.2005		
25.	Open Joint Stock company "Kuzbasshydroenergostroy"	Krapivinsky district, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	22.01.1997	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbasshydroenergostroy" is and affiliated company of the JSC "Kuzbassenergo" who is the only one shareholder of this legal entity. By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected).	16.05.2005		
26.	Joint Stock Company "Kuzbssetremont"	1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004	0	0

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbssetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity).	14.06.2005		
27.	Joint Stock Company "Kuzbass energyreparing company",	30, Kuznetsky prospect Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbass energyreparing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. – 31.05.2004	27.06.2005		
28.	Joint Stock Company "Kuzbassenergoservice"	12, N. Ostrovskogo str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	31.03.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC"Kuzbassenergoservice"" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity).	14.06.2005		
29.	Open Joint Stock Company "Prokopievskenergo"	14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.09.2000	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected).	15.06.2005		

30.	Open Joint Stock Company "Siberian Coal and Energy Company"	7, stroieniye 22, Derbenevskaya naberezhnaya, Moscow, 115114	Joint stock company has right to dispose of more than 20% of total number of votes falling to the voting stocks	14.11.2005	43,48	43,48

II. Changes in the list of affiliated persons occurred during the period since 27.04.2006 till 15.06.2006

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Sale of share of the JSC "Kuzbassenergo" in the chartered capital of the Limited liability company "Bill Center Kuzbassenergo"	28.04.2006	15.06.2006

Contents of information on the affiliated person before changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Limited liability company "Bill Center Kuzbassenergo"	№30, Kuznetsky pr., Kemerovo, Russia 650620	Joint Stock company has right to dispose of more than 20% of total number of votes falling to the voting stocks (-investment, shares) composed chartered (pooled) capital of this person.	20.08.1999	-	-
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Bill Centre Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity).	30.05.2005		

Contents of information on the affiliated person after changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Limited liability company "Bill Center Kuzbassenergo"	№30, Kuznetsky pr., Kemerovo, Russia 650620	Is not an affiliated person	28.04.2006	-	-

Annex C

1.9

THE LIST OF AFFILIATED PERSONS

Kuzbass Joint Stock Company of energetics and electrification

Code of the Issuer 0 0 0 6 4 – A

by 3 0 0 6 2 0 0 6

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present list of affiliated persons is subject to be disclosed in accordance with the Russian Federation legislation on securities

Web-page: http://www.kuzbassenergo.ru/invest/doc/list/

Deputy general director for corporate governance
(by power of attorney № 70-119/119 dd. 30.12.2005 .)

_____________ (signature)

A.K. Erofeev (Surname)

Date " 03 " July 20 06

Seal:

Code of the Issuer	
INN	4200000333
OGRN	1024200678260

I. The list of affiliated persons by 3 0 0 6 2 0 0 6

№	Full firm name (name for not profit institution) or surname, name and patronymic of the affiliated person	Location of legal entity or residence of natural person (by approbation of natural person)	Reason (reasons) subject to recognition as affiliated	Date of commencement of reason (reasons)	Share of affiliated person in the authorized capital of joint stock company, %	Share of ordinary stocks of the joint stock company owned by affiliated person , %
1	2	3	4	5	6	7
1.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
2.	Bychkov Mikhail Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
3.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0,027	0,027
4.	Grekhov Andrey Nickolaevich	Novosibirsk, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
5.	Evseenkova Elena Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
6.	Eliseeva Irina Eduardovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
7.	Kozhura Ruslan Viacheslavovich	Mytishy, Moscow, region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
8.	Mazikin Valentin Petrovich	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
9.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
10.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
11.	Shumilov Alexander Alexandrovich	Bor, Nizhegorodskaya oblast, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
12.	Grebennikov Alexey Antonovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
13.	Gretsingher yury Alexandrovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
14.	Erofeev Alexander Kuprianovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
15.	Ivanov Boris Ivanovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
16.	Lavrov Alexander Mikhailovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
17.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0

			Sole executive body of the joint stock company	21.06.2002		
18.	Petrov Leonid Prokhorovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	14.05.2004	0	0
			Person has right to dispose of more than 20% of voting stocks of the joint stock company	30.12.1993		
19.	Russian Open Joint Stock Company of energetics and electrification "UES of Russia"	№ 101, build. 3, Vernadskogo prospect, Moscow, 119526	Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo")	27.06.2005	49	49
			Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004		
20.	Closed Joint Stock Company "Autotransport company "Kuzbassenergo"	4, Stantsionnaya str., Kemerovo, 650006, Russia	Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	30.05.2005	0	0
	Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"	37, Kuzbasskaya str., Kemerovo, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004		
21.			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	06.06.2005	0	0
22.	Limited liability company "Sbytenergo"	14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	21.03.2000	0	0

		region, 652417, Russia	Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Sbytenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity	30.05.2005		
23.	Open Joint Stock company "Investment –production company Vodocanal"	3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person.	28.10.2001	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected).	09.06.2005		
24.	Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"	Stantsionnaya str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	30.05.2005		
25.	Open Joint Stock company "Kuzbasshydroenergostroy"	Krapivinsky district, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	22.01.1997	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbasshydroenergostroy" is and affiliated company of the JSC "Kuzbassenergo" who is the only one shareholder of this legal entity. By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected).	16.05.2005		
26.	Joint Stock Company "Kuzbssetremont"	1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004	0	0

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbssetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity).	14.06.2005		
27.	Joint Stock Company "Kuzbass energyreparing company",	30, Kuznetsky prospect Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbass energyreparing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. – 31.05.2004	27.06.2005		
28.	Joint Stock Company "Kuzbassenergoservice"	12, N. Ostrovskogo str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	31.03.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC"Kuzbassenergoservice"" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity).	14.06.2005		
29.	Open Joint Stock Company "Prokopievskenergo"	14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.09.2000	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected).	15.06.2005		

30.	Open Joint Stock Company "Siberian Coal and Energy Company"	7, stroieniye 22, Derbenevskaya naberezhnaya, Moscow, 115114	Joint stock company has right to dispose of more than 20% of total number of votes falling to the voting stocks	14.11.2005	43,48	43,48

II. Changes in the list of affiliated persons occurred during the period since 27.04.2006 till 15.06.2006

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Sale of share of the JSC "Kuzbassenergo" in the chartered capital of the Limited liability company "Bill Center Kuzbassenergo"	28.04.2006	15.06.2006

Contents of information on the affiliated person before changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Limited liability company "Bill Center Kuzbassenergo"	№30, Kuznetsky pr., Kemerovo, Russia 650620	Joint Stock company has right to dispose of more than 20% of total number of votes falling to the voting stocks (investment, shares) composed chartered (pooled) capital of this person.	20.08.1999	-	-
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Bill Centre Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity).	30.05.2005		

Contents of information on the affiliated person after changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Limited liability company "Bill Center Kuzbassenergo"	№30, Kuznetsky pr., Kemerovo, Russia 650620	Is not an affiliated person	28.04.2006	-	-

Annex C

1.10

ANNOUNCEMENT ON INFORMATION THAT MAY AFFECT THE COST OF SECURITIES OF THE JOINT STOCK COMPANY
«On acquisition of a market share in the chartered (pooled) capital (trusted fund) of the other profit institution composing not less than 5%, or a share of the ordinary stocks of the other joint stock company composing not less than 5%, also on modification of such a share if is became higher or lower of 5,10,15,20,25,30, 50, and 75 %, by the Joint Stock Company "

1. General Information	
1.1. Full company name of the Issuer (name of not-profit institution)	*the Kuzbass joint Stock Company of energetics and electrification*
1.2. Abbreviated company name of the Issuer	*JSC "Kuzbassenergo"*
1.3. Registered office of the Issuer	*№30, Kuznetsky prospect, GSP-2, Kemerovo, Russia*
1.4. OGRN of the Issuer	*1024200678260*
1.5. Tax payer identification number	*4200000333*
1.6. The unique code of the issuer assigned by the recording body	*00064-A*
1.7. Internet page used by the issuer to publish the information about the substantial facts	*http://www.kuzbassenergo.ru/inf/facts*
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	*In accordance with the par. 8.6.3. of the Provisions on disclosure of information on securities by the issuers, this announcement is not subject to be published in the printed editions.*

2. Contents of the Announcement
2.1. Full firm name, location of profit institution, whose market share in the chartered (pooled) capital (trust fund) (ordinary stocks) were purchased by the Issuer or where the aforementioned share of the Issuer was changed: limited Liability Company "Bill Centre Kuzbassenergo", №30, Kuznetsky prospect, 650620, Kemerovo, Russia
2.2. Market share of the Issuer in the chartered (polled0 capital (trust fund) of the mentioned institution before the modification, and if the joint stock company is a such an institution, - also the share of ordinary stocks belonged to the Issuer before the modification: Market share of the Issuer in the chartered capital of the aforementioned company before the changes: 100%. 2.3.Market share of the Issuer in the chartered (pooled) capital , (trust fund) of the aforementioned company after modification, and if the joint stock company is a such company, - also share of ordinary stocks of this company belonging to the Issuer after the changes: Market share of the Issuer in the chartered capital of the aforementioned company after the changes: **0%**. 2.4. Date when the market share of the Issuer in the chartered (pooled) capital , (trust fund) of the company had been changed:– **28.04.2006** .

3. Signature		
3.1. Acting as General director	____________ (signature)	A.A. Grebennikov
3.2. Date «16» of June 2006	Seal:	

Annex C

1.11

Announcement on substantial fact
"Information on terms of the issuer's liabilities execution before the securities owners "

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. The Internet address, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/inf/facts
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Essential fact's code (codes)	0900064A15032006

2. Contents of Announcement
2.1. Type, category, series and other ID features of Securities: ordinary registered shares 2.2. State registration number of issue (additional issue) of securities, date of state registration: 1-01-00064-A dd. 24 June 2003. 2.3. Contents of the issuer's liabilities, and for the bills of debts or other liabilities which may be expressed in money terms, -also amount of such liabilities in money terms:. The Extraordinary general meeting of shareholders of the JSC "Kuzbassenergo" on reorganization of the company 30.12.2005 (minutes №14 dd. 16.01.2006) accepted decision: " In accordance with par. 1 of art. 75 of FL "On Joint Stock Companies" the Company's shareholders who had voted against the decision's adoption on reorganization or who had not participated in voting over the aforementioned issue have right to demand a redemption of all of a part of shares belonging to them in order stipulated by the requirements of Russian Federation by the Board of Directors of the Company in the announcement on the extraordinary general meeting of shareholders of the JSC "Kuzbassenergo". Redemption of shares shall be carried out at the cost determined by the Board of Directors of the Company in accordance with par. 3 of art. 75 of FL "On Joint Stock Companies" . Redemption cost of the Company's shares is 17 (seventeen) rubles 57 kopecks for each one ordinary share. By the 15 of March 2006 21 200 of ordinary shares for the total amount equal 372 484 rubles were declared to redemption. 2.4. Date when the issuer's obligations shall be executed, and if the liability shall to be executed by the issuer within the determined terms (period of time) – date of this period termination: date of shares redemption termination by the Company by the shareholders request – the 15th of March 2006.

2.5. Fact of the issuer's liabilities execution or default: because of transfer order was not submitted to the registrator by the shareholder required shares redemption, the shares declared to redemption were not purchased nor paid off. Total number of the allocated shares is the same, the authorized capital of the Company is not decreased and amounts RUR 606 163 800.

2.6. In case of default by the issuer of his liabilities – the reason of such default, and for the money obligations or other liabilities which may be reflected in money terms, - also amount of such liability in money terms in which it was not executed: Liability was executed.

3. Signature
3.1. General Director __________________ Mikhailov S.N. (подпись) 3.2. Date «20» March 2006 Place of the seal

Annex C

1.12

Kuzbass Joint Stock Company of energy and electrification
(JSC "Kuzbassenergo")
Registered office: №30, Kuznetsky prospect, GSP-2, 650099, Kemerovo

Notification of extraordinary general meeting of shareholders of JSC "Kuzbassenergo"

Dear Shareholder!

The JSC "Kuzbassenergo" informs You about holding of extraordinary general meeting of shareholders of JSC "Kuzbassenergo" in form of absent voting with the following agenda:

1. About reorganization of JSC "Kuzbassenergo" in form of segregation by way of segregation, about creation of new companies (including JSC "South-Kuzbass GRES" and JSC "Western-Siberian TETS"), about stock floatation of creating companies and about the order of such floatation, about approval of dividing balance.
2. About reorganization of JSC "Kuzbassenergo" in form of segregation by way of segregation, about creation of new companies (without creation of JSC "South-Kuzbass GRES" and JSC "Western-Siberian TETS"), about allotment of shares of creating companies and about the order of such allotment, and about approval of dividing balance.
3. About dividend of the Company to be paid (announced) over results of 9 months of the year 2005.

Completed ballots for voting should be send to the JSC 'Central Moscow Depository" , №34, stroenie 8, Bolshaya Pochtovaya str., Moscow, 105082, Russia not later than 30th of December 2005.

All information (materials) to be presented under preparation for extraordinary general meeting of shareholders you could see since the 30th of November 2005 till the 30th of December 2005, from 9.00 a. until 18.00 p.m. in all workdays to the following addresses:

- №30, office 306, Kuznetsky prospect, Kemerovo (office belong to executive body of JSC "Kuzbassenergo");
- , №34, stroenie 8, Bolshaya Pochtovaya str., Moscow, (belong to the Central Moscow depository").

The list of the persons having right to participate in the extraordinary general meeting of shareholders of the Company was completed as of November , 14, 2005.

Appendix:

1 Notification on the right to demand a redemption of stock by the Company, in 4 pages.

Tel.: (3842) 777051, 293965

The Board of Directors of JSC "Kuzbassenergo"

Notification on the right to demand a redemption of stock by the Company

Dear Shareholder!

Inform you that if You will not take part in a voting of if you will vote "Contra" over the question on reorganization of the Company (№1 and №2 of agenda of the general meeting of shareholders), you will have a right to demand from the JSC "Kuzbassenergo" a redemption of all or of a part of the stock belong to you.

If you will vote "Contra" (or if you will not take part in the voting) over one in two questions on reorganization of the Company (or №1, or №2), you will have a right to demand a redemption of stocks only if the decision, that you have vote "Contra" (or if you have not take part in approval of such decision), will be accepted by general meeting of shareholders.

Redemption of stocks will be at the price defined by the Board of Directors of JSC "Kuzbassenergo" in accordance with paragraph 3 of article 75 of FL "About joint stock companies"

Redemption cost of JSC "Kuzbassenergo" shall be the following:

RUR 17,57 for one ordinary stock.

The list of shareholders having right to demand redemption by the Company the stocks belong to them was completed according to the data of the register of shareholders of the Company as of November, 14, 2005.

Redemption of stocks will be carried out by the Company as follows:

1. Shareholder having right to demand redemption of stocks belonging to him by the JSC "Kuzbassenergo" shall send a written demand concerning the redemption of all or part of stocks belonging to him to the company, with the place of residence (place of location) of the stockholder and the number of stocks he demands to be redeemed indicated therein (model form of demand is attached).
2. In case of accounting of rights to the stocks of a nominal shareholder, statement of an account of depot shall be attached to the demand of shareholder.
3. Demand of shareholder concerning redemption of stocks belonging to him shall be sent by registered letter to the following address: JSC "Kuzbassenergo", №30, Kuznetsky prospect, 650000, Kemerovo, Russia; or shall be delivered to the General Director of JSC "Kuzbassenergo" Mr. Mikhailov Sergey Nickolaevich, or to the chief of department on office work of JSC "Kuzbassenergo" Mrs. Chebotarskaya Viktoria Nickolaevna.
4. Demands of stockholders concerning the redemption by the company of stocks belonging to them must be presented to the company not later than 45 days from the date the respective reorganization decision was made by the general meeting of stockholders of JSC "Kuzbassenergo" (the date of general meeting of shareholders over the aforementioned question), i.e. not later than February 13, 2006.

Shareholder has no right to recall (change) his demand concerning redemption upon the date of expiration of 45 day terms.

Demand that will be sent to the Company after the appointed date or that will contained incomplete or doubtful information shall not to be examined.

5. In accordance with art. 44 of FL "About Joint Stock Companies" and paragraph 6.1. Provisions about shareholders register (approved by Regulation of FCCB of Russia dd. the 2nd of October 1997 under the No. 7), all registered persons should inform registrator about all changes provided by subparagraph 3.4.1. of the paragraph 3.4. of this present provisions. If the information about any changes was not given by registered shareholders or if they presented incomplete or doubtful information, demand of shareholders concerning redemption of stocks belonging to him shall not

be satisfied, and the Company and registrator will not bear any responsibility under any related losses.

6. If shareholder declared his demand concerning redemption of more quantity of stocks of a certain category (type) than the quantity of stocks belonging to him of a certain category (type) defined in the list of shareholders who have right to demand redemption of stocks belonging to him by the Company, defined quantity in this list of stocks of the certain category (type) belonging to him shall be redeemed.

7. If an aggregate value of presented stocks of JSC "Kuzbassenergo" to be redeem will be more than 10% of a price of net assets of the Company as of the date when the decision about reorganization was made, the stocks will be redeem from shareholders proportionally to declared demands (according to regulations provided by paragraph 5 of art. 76 of Federal Law "About Joint Stock Companies").

Stock's number to be redeemed from each shareholder in such case should be determined through division of the total number of stocks that may be redeemed with consideration of aforementioned limitation, to the total number of stocks declared to redemption; this number (conversion ratio) shall be multiplied by the number of stocks subject to redemption by each shareholder.

Information about conversion ratio may be received by shareholder at the office of JSC "Kuzbassenergo" or at the office of registrator, i.e. JSC "Central Moscow Depository" while the documents necessary to the stock subject to redemption recording on the personal account being registered.

8. If the stock's number subject to redemption from the shareholder will be reduced proportionally to declared demands and such reduction will lead to that the fractional number of stocks subject to redemption from the shareholder, the number of stocks subject to redemption should be express in round numbers. Such rounding shall be carried out as follows:

1) meaning of a character after comma, the character from 5 to 9, one shale be added to a whole number.

2) meaning of a character after comma , the character from 0 to 4, a whole number shall be take into consideration, but the characters after comma are not accounted.

9). **JSC "Kuzbassenergo" redeems stocks from shareholders who have demanded redemption within 45 days from the date of the respective reorganization decision was made by the general meeting of shareholders of JSC "Kuzbassenergo" on the assumption of stocks transfer to the Company (recording of the stocks subject to redemption on the personal account of the Company according to the order (instruction) of shareholder).**

10. Shareholder who have demand redemption of the stocks belonging to the Company, have to provide recording of stocks subject to redemption from his own account to the personal account of the Company not later than the 15th of Mach 2006 (within 30 Days from the date of termination for demands to be send, in accordance with paragraph 4 of this present order). According to the place of registration of rights to the stocks subject to redemption, shareholders should address to the following institutions to carry out this operation:

a) to the Registrator of the Company – JSC "Central Moscow Depository" , No.34, stroenie 8, Bolshaya Pochtovaya str., Moscow, 105082, Russia;
b) to the depository. In such case, in the order of shareholder as deponent should be indication that in the transfer order of the nominal shareholder to be transferred to the registrator, in the transfer reasons of right of ownership should be indicated in addition:

11. for physical bodies – surname, name and patronymic of shareholder, title of identity card, its series and number;

12. for legal entities – name in accordance with Articles of Association; date and registration number (major state registration number), name of registered body or other identifying data of legal entity in accordance with law in force.

13. Registration of a transfer of rights for stocks shall be carried out at the expenses of shareholder.
14. If more quantity of stock subject to redemption will be transferred on the personal account of the Company, the last will return the surplus stocks to the personal accounts of persons registered in the register of shareholders, where the charge-off have took place. There is no any redemption by the Company of such stocks.
15. Payment for stocks subject to redemption shall be carried out at the expenses of the Company by way as follows:
- by cash to the cashier's office of the Company: - No.30, Kuznetsky prospect, Kemerovo, Russia
- by cashless settlement through a bank transfer of a redemption sum on personal account indicated in the demand of shareholder;
- by postal order to the address indicated in the demand of shareholder.

In case of absence of such indication in the demand on redemption of stocks, all monetary shall be transferred by shareholder through the postal order (to the address of domiciliary (location) indicated in the register of shareholders)/.

Stocks redeemed by the Company shall be paid off under its redemption.

Tel: (3842) 777051, 293965

The Board of Directors of JSC "Kuzbassenergo"

Model

To JSC "Kuzbassenergo"

From ____

____

surname, name\firm name of legal entity

____

identity card data\ state registration of legal entity

____

____

____

domiciliary, location

Demand of stockholder concerning the redemption by the company of stocks belonging to him

The 30th of December 2005 I voted "contra" at the general meeting of shareholders (did not take part in voting) over the following agenda[1]:

☐1. About reorganization of JSC "Kuzbassenergo" in form of segregation by way of segregation, about creation of new companies (including JSC "South-Kuzbass GRES" and JSC "Western-Siberian TETS"), about stock floatation of creating companies and about the order of such floatation, about approval of dividing balance.

☐ About reorganization of JSC "Kuzbassenergo" in form of segregation by way of segregation, about creation of new companies (without creation of JSC "South-Kuzbass GRES" and JSC "Western-Siberian TETS"), about allotment of shares of creating companies and about the order of such allotment, and about approval of dividing balance.

In accordance with paragraph 1 of article 75 of Federal Law "About Joint Stock Companies" I demand redemption of the following number of the Company's stocks of belonging to me:

-_______(____(in words) pieces of ordinary stocks at the price indicated in the notification on the right to demand a redemption of stock by the Company.

If my demand can not be satisfied in full because of any limitations provided by the paragraph 5 of article 76 of FL "About Joint Stock Companies", I demand to redeem such number of stocks from me that may be redeem in accordance with regulations provided by the paragraph 5 of FL "About Joint Stock Companies".

Stocks are not distrained and not burden.

All payment to be due to me I ask to make as follows (indicate necessary) :

By cash by postal order by bank transfer

Postal address for remittance:_______________________________________

____

Bank:____

____

shareholder's signature ______________________________

seal:

1. To mark off the corresponding question of agenda of the General Meeting of Shareholders of JSC "Kuzbassenergo"

Annex C

1.13

ANNOUNCEMENT ON INFORMATION THAT MEY AFFET THE COST OF SECURITIES OF THE JOINT STOCK COMPANY "INFORMATION ON THE RESOLUTIONS MADEN BY THE BOARD OF DIRECTORS OF THE JOINT STOCK COMPANY (SUPERVISION COMMITTEE) "

1. General Information	
1.1. Full company name of the Issuer (name of not-profit institution)	*the Kuzbass joint Stock Company of energetics and electrification*
1.2. Abbreviated company name of the Issuer	*JSC "Kuzbassenergo"*
1.3. Registered office of the Issuer	*№30, Kuznetsky prospect, GSP-2, Kemerovo, Russia*
1.4. OGRN of the Issuer	*1024200678260*
1.5. Tax payer identification number	*4200000333*
1.6. The unique code of the issuer assigned by the recording body	*00064-A*
1.7. Internet page used by the issuer to publish the information about the substantial facts	*http://www.kuzbassenergo.ru/inf/facts*
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	***In accordance with the par. 8.6.3. of the Provisions on disclosure of information on securities by the issuers, this announcement is not subject to be published in the printed editions.***

2. Contents of the Announcement
2.1. Date of general meeting of shareholders holding when the appropriated decision was made: ***06 of May 2006.***
2.2. The minutes of meeting drawing up date: ***06th of May 2006 №17/11.***
2.3. Contents of decisions approved by the Board of Directors of the Issuer at the following issues:
2.3.1. Issue № 3: Recommendations on dividend amount over the stocks and order of its pay off at the outcome of the year 2005.
Decision: ***1 Not to pay off dividends over the ordinary stocks of the Issuer at the outcome of the year 2005,*** taking into consideration that at the outcome of the 9 months of the year 2005 dividends amounted RUR 0,670461 per one ordinary stock had been accrued (Minutes of the General Meeting of Shareholders №14 dd. 30.12.2005)
2.3.2. Issue № 4: Recommendations on dividend amount over the stocks of the Company and order of its pay off at the outcome of the Ist quarter of the year 2006.
Decision: ***1. To recommend to the annual general meeting of the Company's shareholders to accept the following decision:***
- to pay off the dividends over the ordinary stocks of the Company at the outcome of the Ist quarter of the year 2006 amounted RUR 0,329983 per one ordinary stock of the Company in money term within the 60 days from the date of decision making on their payment.
2.3.3. Issue № 8: On convocation of the annual general meeting of shareholders of the company.
Decision: ***1. To convoke the annual general meeting of shareholders of the Company in form of the meeting (joint presence).***
2. To define the date of holding of the annual general meeting of shareholders of the Company – i.e. the 26th of June 2006.

3. To define the time of holding of the annual general meeting of shareholders of the Company – i.e. 13.00 p.a. at local time.
4. To define the place for annual general meeting of shareholders of the Company holding – i.e. № 90/4, Lenina prospect, Kemerovo
5. To define a time of commencement of registration of persons participating in the annual general meeting of shareholders of the Company – i.e. 11. 30 a.m.
6. To approve the following agenda of the annual general meeting of shareholders of the Company:

1) On approval of annual report, annual accounting report, including the Company's profit and losses statement, also on profit distribution (including dividends pay off) and the Company's losses at the outcome of the fiscal year 2005;
2) On payment of dividends at the outcome of 1 quarter of the year 2006.
3) On election of the members of the Board of Directors of the Company;
4) On election of the members of the revision Committee of the Company;
5) On approval of the Company's auditor;
6) On modification and amendments to the Charter of the Company;
7) On payment of remuneration and compensations to the members of the Board of directors of the Company;
8) On payment of remuneration and compensations to the members of the Revision Committee of the Company

3. Signature		
3.1. Acting as General director	____________________ (подпись)	A.A. Grebennikov
3.2. Date «11» , May , 2006	Seal:	

Annex C

1.14

ANNOUNCEMENT ON SUBSTANTIAL FACT
"INFORMATION OF THE REGISTER CLOSING DATES"

1. General Information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	***00064-A***
1.7. Internet page, used by the issuer to publish the information about the substantial facts	***http://www.kuzbassenergo.ru/inf/facts***
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	Regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Substantial fact's code (codes)	***0800064A06052006***

2. Announcement contents

2.1. The type, category, series and other ID features of Registered Securities: ***ordinary registered stocks, registered number of the issue 1-01-00064-A.***

2.2. The purpose of making the list of owners of ordinary registered shares: ***holding the annual general meeting of shareholders of JSC "Kuzbassenergo".***

2.3. The date of making the list of owners of ordinary registered shares: ***12 of May 2006***

2.4. The date of making and number of the minutes of the meeting the Board of Directors of the issuer where the decision on making the list of owners of securities of the issuer was made: ***06 of May 2006 № 17/11.***

3. Signature

3.1. Deputy general director ____________________ A.A. Grebennikov
(signature)

3.2. Date «11» of May 2006. Seal:

Annex C

1.15

Approved " 06 " of May 2006
The Board of Directors of the Kuzbass Joint Stock Company of energetics and electrification
Minutes dd. " 06 " of May 2006 № 17/11

QUARTERLY REPORT

Kuzbass Joint Stock Company of energetics and electrification

(full company name (name for not-profit institution) of the issuer)

Code of the Issuer	0	0	0	6	4	–	A

1-st quarter of the year 2006

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

This present quarterly report contains information is subject to disclose in accordance with the Russian Federation's legislation on securities

General director Date 02, May 2006	(signature)	S.N. Mikhailov
Chief accountant of the Issuer Date 02, May 2006	(signature) Seal:.	A.N. Riumova

Contact person: Leading economist of the corporate policy department Yakovenko Natalia Alexandrovna

Telephone (384-2)29-37-61

Fax: (384-2)29-37-61

e-mail: yakovenkona@kuzbe.elektra.ru

INTERNETE page:
http://www.kuzbassenergo.ru/invest/doc/msfo/
where the information of the present quarterly report is to be disclose.

CONTENTS

page.

Preface 7

Paragraph I. Brief information about persons involved in the issuer's administration bodies, information about the issuer's bank accounts, auditor, valuator, financial consultant, and other persons subscribed the quarterly report 8

1.1. Persons involved in the issuer's administration bodies 8

1.2. Information about the issuer's bank accounts 9

1.3. Information about the issuer's auditor (auditors) 10

1.4. Information about the issuer's valuator 12

1.5. Information about the issuer's consultants 13

1.6. Information about subscribers of the quarterly report 13

Paragraph II. General information on the financial and economic situation of the issuer 14

2.1. Figures of financial and economic activity of the issuer 14

2.2. Market capitalization of the issuer 15

2.3. The issuer's liabilities 16

2.3.1. Account payable 16

2.3.2. Credit history of the issuer 19

2.3.3. The issuer's liabilities against the third parties security 20

2.3.4. Other liabilities of the issuer 20

2.4. The purpose of the issue and direction of the assets using resulted to distribution of the issuing securities 20

2.5. Risks related with acquisition of the distributing (distributed) issuing securities 21

2.5.1. Branch risks 21

2.5.2. Country and regional risks 22

2.5.3. Financial risks 24

2.5.4. Legal risks 25

2.5.5. Risks concerned the Issuer's activity 25

Paragraph III. Detailed information about the issuer 26

3.1. Information about the issuer's establishment and development 26

3.1.1. Information about the issuer's company name 26

3.1.2. Information about state registration of the issuer 26

3.1.3. Information about the issuer's establishment and development 26

3.1.4. Contact information 27

3.1.5. Taxpayer identification number 27

3.1.6. Affiliated companies and representative offices of the issuer 28

3.2. Principal economic activities of the issuer 29

3.2.1. Industrial affiliation of the issuer 30

3.2.2. Principal economic activities of the issuer 30

3.2.3. Major products (operations, services) 31

3.2.4. Raw materials and suppliers of the Issuer 32

3.2.5. Markets for products (work, services) of the issuer 33

3.2.6. Information about the Issuer's licenses 36

3.2.7. Joint activities of the Issuer 36

3.2.8. Supplementary claims to the issuers being the joint stock investment funds, insurance or credit institutions, hypothecary agents 37

3.2.9. Supplementary claims to the issuers whose major activity is a mining operations 37

3.2.10. Supplementary claims to the issuers whose major activity is rendering of telecommunication services 37

3.3. Future plans of the issuer 37

3.4. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations 38

3.5. Subsidiaries and affiliated business divisions of the issuer 38

3.6. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets 48

3.6.1. Fixed assets 48

Paragraph . IV. Information about financial and economic activities of the issuer 52

4.1. Results of financial and economic activities of the issuer 53

4.2. Issuer's liquidity, adequacy and structure of the capital and circulating assets 53

4.3. Amount and structure of the issuer's capital and circulating assets 54

4.3.1. Amount and structure of the issuer's capital and circulating assets 54

4.3.2. The Issuer's financial investments 56

4.3.3. The issuer's intangible assets 60

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development 60

4.5. Overview of the new trends in the sector of the issuer's core business 60

Paragraph V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees) 66

5.1. Information about the structure and competence of the issuer's regulatory bodies 66

5.2. Information about members of the issuer's management bodies 71

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer 83

5.4. Information about the structure and capacity of the units of control over the issuer's financial and economic activities 84

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities 85

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities 86

5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees) 88

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust) 89

Paragraph VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest 90

6.1. Information about the total number of shareholders (participants) of the issuer 90

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its chartered (pooled) capital (unit trust), or at least 5 percent of its ordinary stocks; information about the participants (shareholders) of such entities owning at least 20 percent of their chartered (pooled) capital (unit trust) or at least 20 percent of their ordinary stocks 90

6.3. Information about the share of the government or municipal authority in the issuer's chartered (pooled) capital (unit trust), existence of a special right ("golden share") 91

6.4. Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust) 91

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its chartered (pooled) capital (unit trust) or at least 5 percent of its ordinary stocks 92

6.6. Information about the deals made by the issuer, in which it had an interest 92

6.7. Information about the amount of accounts receivable 94

Paragraph VII. The Issuer's accounting reports and other financial information 98

7.1. The issuer's annual accounting reports 98

7.2. The issuer's quarterly accounting reports for the last completed financial quarter 98

7.3. The issuer's consolidated accounting reports for the last completed financial year (consolidated balance sheet)....98

7.4. Information about the issuer's accounting policy 98

7.5. Information of the total amount of export also on the share of export in the total sale's volume 146

7.6. Information of the cost of real estate of the issuer and essential changes in the structure of the issuer's property after the date of termination of the last fiscal year 146

7.7. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity 146

Paragraph VIII. Additional information about the issuer and its placed securities 147

8.1. Additional information about the issuer 147

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust)....147

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital.... .147

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer 147

8.1.4. Information about the order of convocation and holding a meeting of the issuer's supreme management body....148

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the chartered (pooled) capital (unit trust), or at least 5 percent of ordinary stocks....149

8.1.6. Information about essential transactions carried out by the issuer .... .151

8.1.7.. Information about credit ratings of the issuer 151

8.2. Information about each category (type) of the issuer's shares 152

8.3.. Information about the previous issues of the issuer's securities, except for the issuer's shares 152

8.3.1. Information about the issues with all securities paid off (cancelled) 152

8.3.2. Information about the issues with securities in circulation.... .152

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default) .... .153

8.4. Information about the entity (entities) which provide security for the bonds of the issue....153

8.5. Terms of securing fulfillment of obligations on the bonds of the issue 153

8.6. Information about organizations registering the rights for issued securities of the issuer 153

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents....154

8.8. Description of the order of taxation of revenues from the issuer's issued securities placed and in floatation 154

8.9. Information about the announced (accrued) and paid dividends on the issuer's shares, and income from the issuer's bonds 157

8.10. Other information 157

APPENDIXES:

Appendix 1. Annual accounting report 155

Appendix 2. Quarterly accounting report 176

Appendix 3. Quarterly accounting report according to the IFRS 181

Preface

a) full company name and abbreviation of the issuer:

Kuzbass Joint Stock Company of energy and electrification,
JSC "Kuzbassenergo"

б) location: № 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia ;

c) telephone, e-mail of the issuer: ***(384-2)29-33-59;***
E-mail: ***adm@kuzbe.elektra.ru***;

d) Internet page where the full text of the quarterly report of the issuer is published :.
http://www.kuzbassenergo.ru/inf/otch/index.shtml;

e) general information on the issuer's securities floatation (on floated securities):

Company floated the ordinary registered stocks with equal nominal value 1 (one) RUR per share in amount of 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred) pieces to the total amount RUR 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred rubles) at the nominal value.

By the order of the FCCB of Russia dd. 24.06.2003 №03-1210/p an unification of additional securities issues of the Kuzbass Joint Stock company of energetics and electrification was made , resulted:

the follows State registration numbers assigned to the issues of ordinary registered stocks of the Kuzbass Joint Stock Company of energetics and electrification were annulled:

39-1n-00374 dd 25.07.1994 (floatation type: closed subscription; period of floatation: 12.01.1994 - 21.01.1994; current state of the issue: floatation is finished; number of actually floated securities of the issue in accordance with the registered report on the issue results:3030819 pieces.);

39-1-00970 dd. 23.11.1995 (floatation type: distribution between the shareholders: period of floatation: : 23.11.1995 - 23.11.1995; current state of the issue : floatation is finished; number of actually floated securities of the issue in accordance with the registered report on the issue results 603132981 pieces.).

The State registration number 1-01-00064-A was assigned to the aforementioned issues of the ordinary registered stocks of the Kuzbass Joint Stock Company of energetics and electrification dd. 24, June 2003.

"This present quarterly report contains evaluation and forecast made by the authorized management bodies of the issuer concerned the future events and /or activities, future trends for development of the economic branch where the issuer realizes its general activities, and results of the issuer 's activities including his plans, possibility of the occurrence of the definite events and of accomplishment of the definite acts. The investors should not rely fully on evaluation and forecasts of the management bodies of the issuer as the actual results of the issuer's activities may differ from the forecasted results in future because of many reasons. Acquisition of the issuer's securities is tied with some risks described in this present quarterly report".

I. Brief information about the persons forming the management body of the Issuer; bank's information; auditor; valuator and financial consultant of the Issuer; other subscribers of this present quarterly report

1.1. Persons forming the management body of the Issuer

The Management Body of the Company is as follows:

- ***General meeting of shareholders of the company which is the supreme management body of the JSC "Kuzbassenergo":***
- ***The Board of Directors;***
- ***Management Board;***
- ***General Director.***

The Board of Directors of the JSC "Kuzbassenergo" :

Bolshakov Andrey Nickolaevich , year of birth 1955;

2. Bychkov Mikhail Yurievich, year of birth 1978;

3 Vagner Andrey Alexandrovich, year of birth 1957;

4. Grekhov Andrey Nickolaevich, year of birth 1969;

5. Evsenkova Elena Vladimirovna, year of birth 1980;

6. Eliseeva Irina Eduardovna, year of birth 1978;

7.Kozhura Ruslan Viacheslavovich, year of birth 1963;

8. Mazikin Valentin Petrovich, year of birth 1945;

9.Platonov Vladimir Yurievich, year of birth 1959 ;

10. Shulin Maxim Igorevich, year of birth 1978;

11. Shumilov Alexander Alexandrovich, year of birth 1967.

Corporate executive body is the Management Board of the JSC "Kuzbassenergo

1. *Grebennikov Alexey Antonovich, year of birth 1939.*
2. *Gretsinguer Yury Alexandrovich, year of birth 1953.*
3. *Erofeev Alexander Kuprianovich, year of birth 1959.*
4. *Ivanov Boris Ivanvich , year of birth 1960 .*
5. *Lavrov Alexander Mikhailovich, year of birth, 1950*
6. *Mikhailov Sergey Nickolaevich, year of birth 1959.*
7. *Petrov Leonid Prokhorovich, year of birth 1961.*

Sole executive body is the General Director of the JSC 'Kuzbassenergo"

Mikhailov Sergey Nickolaevich, year of birth 1959.

1.2. Information about the issuer's bank accounts

Bank: Joint Stock Company Joint Stock Commercial "Moscow Municipal Bank – Bank of Moscow".

Abbreviation:JSC JSC"MMB-Bank of Moscow"
INN: *7702000406.*
Acc. type: ***settlement account.***
Corr. acc.:***30101810700000000743.***

Location: ***№ 5-g, Nogradskaya str., Kemerovo, 650099***
Acc.: ***40702810200530000444.***
BIK: ***043207743.***

Bank: ***Branch of the Joint Stock Company "URALSIB" in Kemerovo***

Abbreviation: ***Branch of JSC "URALSIB" in Kemerovo***

Location: № 2, Oktiabrsky pr., ***650099, Kemerovo.***
Acc.: ***40702810100000000863.***
BIK: ***043207783.***

INN: ***0274062111.***
Acc. type: ***settlement account.***
Corr. Acc.: ***30101810100000000783***

Bank: ***Commercial Bank on science-technical and social development of JSC "Sibacadembank"***
Abbreviation: FAKB KF JSC "Sibacadembank"
INN: ***5408117935.***
Acc. type: ***settlement account.***
Corr. acc.: ***30101810400000000784.***

Location: **№ 5-B, Nogradskaya str.,** ***650099, Kemerovo.***
Acc.: ***40702810400120000152.***
BIK: ***043207784.***

Bank: **Branch of the Joint Stock Company Joint Stock Commercial Bank "Moscow Delovoy Mir", Kemerovo.**

Abbreviation: Branch JSC "MDM-Bank", Kemerovo
INN: ***7706074960.***
Acc. type: ***settlement account.***
Corr. acc.: ***30101810600000000791.***

Location: ***№ 137/3, Lenina prospect, 650003, Kemerovo***
Acc.: ***40702810100120000256.***
BIK: ***043207791.***

Bank: Branch of Joint Stock Commercial Saving Bank of RF, Kemerovo branch № 8615

Abbreviation: Branch of JS SB RF, Kemerovo Branch № 8615

Location: № 53, Oktiabrsky pr., 650066, Kemerovo
Acc.: ***40702810826020102640.***
BIK: ***043207612.***

INN: ***7707083893.***
Acc. type: ***settlement account.***
Corr. acc.:***30101810200000000612***

Bank: **Branch №4 of Joint Stock Company Bank "Zenit"**

Abbreviation: **Branch №4 of JSC Bank "Zenit"**

Location: № 77/1, Sovetsky pr., 650099, Kemerovo
Acc.: ***40702810700042000005.***
BIK: ***043207730.***

INN: ***7729405872.***
Acc. type: ***settlement account.***
Corr. acc.: ***30101810700000000730***

Bank: ***Branch of Joint Stock Company AKB "Moscow Dolovoy Mir"***

Abbreviation: Branch of JSC "MDM-Bank"

Location: **137/3, Lenina pr.,** ***650003,Kemerovo***
Acc.: ***40702810200120000392.***
BIK: ***043207791.***
INN : *7706074960.*
Acc. type: ***settlement account.***
Corr. acc. : ***30101810600000000791.***

Bank: Branch of Foreign Trade Bank (Joint Stock Company), Kemerovo.

Abbreviation: Branch of JSC "Vneshtorgbank", Kemerovo.

Location:***#12, N. Ostrovsky str., 650099,Kemerovo***
Acc.: ***40702810400430000001.***
BIK: ***043207756.***
INN: ***7702070139.***
Acc. type: ***settlement account.***
Corr.acc. : ***30101810700000000756.***

Bank: ***Branch "Kemerovsky"of Joint Stock Company "Alfa-Bank"***

Abbreviation: ***Branch "Kemerovsky" of JSC "Alfa-Bank"***

Location: №12 N. Ostrovsky str., 650099, Kemerovo
Acc.: ***40702810500320000138.***
BIK: ***043207745.***
INN: ***7728168971.***
Acc. type: ***settlement account.***
Corr. acc: ***30101810300000000745***

Bank: Branch №4207 of Vneshtorgbank Retail services (ZAO), Kemerovo.

Abbreviation: Branch № ***4207 of ZAO "Vneshtorgbank" Retail Services, Kemerovo***
Location: 53/2, **Oktiabrsky pr., 650066, Kemerovo.**
Acc: ***40702810100070000201.***
BIK: ***043207739.***
INN: ***7710353606.***
Acc. type: ***settlement account.***
Corr.acc. : ***30101810400000000739***

1.3. Information about the issuer's auditor (auditors)

Full firm name and abbreviation: Closed Joint Stock Company "***PricewaterhouseCoopers Audit", ZAO "PwC Audit"***

Location: ***№52, stroienie 5 , Kosmodamianskaya nab., 115054, Moscow***
INN: ***7705051102***
Tel.: ***(095) 967-60-00***
Fax: ***(095) 967-60-01.***
e-mail: ***hrdgph@pwcglobal.com***

Information on the licence of the auditor:
License No.: ***E 000376 to render audit services***
Date of issue: ***20.05.2002***
Duration: till the ***20th of May, 2007***
Issuing body: **Ministry of Finance of Russian Federation**

ZAO "PricewaterhouseCoopers Audit" does not spend any works within the limits of special auditor's checks under the contract with the JSC "Kuzbassenergo" except audit of accounting (financial) reports. There are no any close business or allied relations between the Auditor and the Company.
The Company did not grant any loans to the Auditor. Auditor (authorities of the auditor) has no market share in the chartered capital of the company. The company has no information on the officials of the issuer being the officials of the auditor at the same time.

Auditor is independent of the Issuer.

Factors of the Auditor's independency: According to the art. 12 of the Federal Law "On auditing" #119 -FL dd. 07.02.2001 audit may not be fulfilled by:

1) *the auditors being the incorporators (participants) of the auditing persons , also their managers, accountants or other persons responsible for book-keeping organization as keeping and drawing up a financial (accounting) report;*

2) *the auditors being with the incorporators (participants) of the auditing persons, their officials, accountants and other persons responsible for book-keeping organization and keeping also for drawing up a financial (accounting) report in immediate relationship (parents, wife, brothers, sisters, children, also the husband of wife's brothers, sisters, parents and children);*

3) *audit institutions, whose managers and officials are the incorporators (participants) of the auditing persons, their officials, accountants and other persons responsible for book-keeping making and keeping, as for drawing up a financial (accounting) report;*

4) *audit institutions, whose managers and other officials are in immediate relationship (parents, husband or wife, brothers and sisters, also husband and wife's parents, sisters and brothers, children) with the incorporators (participants) of the auditing persons, also their officials, accountants and other persons responsible for book-keeping making and keeping, as drawing up a financial (accounting) report;*

5) *audit institutions acting as the incorporators (participants) of the auditing persons to whom these institutions are the incorporators (participants), in relation to affiliated companies, subsidiaries and representative offices of the aforementioned auditing persons, also in relation to the companies having common incorporators (participants) with this audit institution;*

6) *audit institutions and individual auditors rendered services on book-keeping renewal and making, also on financial (accounting) report drawing up to the natural persons and legal entities, or in respect of these persons during 3 years before the current auditor's checking.*

There are no essential interests tied an auditor (officials of the auditor) with the Issuer (officials of the Issuer).
Auditor (authorities of the auditor) has no market share in the chartered capital of the company.
The Company did not grant any loans to the Auditor.
There is no immediate business relations , no family relations.
The officials of the Issuer are not the officials of the auditor.

Procedure of the Issuer's auditor elections

FL "On Joint Stock Companies" does not determine terms and order for nomination of a candidate for auditor to inscribe him in the lists for voting over the question on approval of auditor of the Company, also this law does not grant to the shareholders the right to nominate of candidate for auditor. Thus the candidate for auditor subject to approval at the annual general meeting of shareholders of the Company is determined by the Board of Directors. The General meeting of shareholders approves auditors of the company every year in accordance with the Charter of the Company .
Amount of remuneration for the auditor services shall to be determined by the Board of Directors of the company."
Auditor of the Company controls financial and economic activity of the Company in accordance with terms of legislation of Russian Federation and in accordance with the signed contract.
During the reporting period ZAO ""PricewaterhouseCoopers Audit" spent an audit of financial (accounting) report of the Company for the period since the 1 of January till the 31st of December 2005. Audit was carried out in accordance with the Federal Law " On the Auditing", also with the Federal Provisions (Standards) on the auditing , International auditor's standards, and the inner standards of the ZAO "PwK Audit".
There are no deferred and late payments for rendered auditor's services.

1.4. Information about the issuer's valuator

Full firm name and abbreviation: **Closed Joint Stock Company "ENPI Consult", ZAO "ENPI Consult".**

Location: **#14, Dukhovsky pereulok, Moscow, 115191.**
Telephone/fax: ***(095) 952-1041/(095) 954-4408.***
E-mail: ***npg@npg.ru***

Information on the licenses of the valuator:
License No.: series ***ЦЛСС № 000025 Code ОЦ ПР № 038336***

Date of issue: ***14.07.1999***
Expire date: ***4th of September , 2003***
Issuing body: **Moscow License Chamber**

License No. : **series ЦЛСС № 000025 Code ОЦ ПР № 038875**
Date of issue:***04.09.2000***
Expire date: the ***4th of September , 2003***
Issuing body: **Moscow License Chamber.**

License No: ***000031***
Date of issue: ***06.08.2001***
Expire date: ***the 6th of August , 2007***
Issuing body: ***Ministry of Privity of Russian Federation***

Information on evaluation services rendering (rendered) by the valuator:
Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2001., consulting services on a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2002., consulting services on a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2003., consulting services on a revaluation of a part of the capital assets of the Company in accordance with the with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2004., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2005., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2006., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "The Fixed assets.

accounting". PBU 6/01.

Full firm name and abbreviation: *Limited Liability Company "Institute of real estate and financial activity evaluation", Ltd. "Institute of real estate and financial activity evaluation".*

Location: **№51-a, Kirov prospect, Tomsk, Tomsk region, Russia.**
telephone/fax: *(382-2)52-11-49/(382-2)52-25-61.*
E-mail: *instoc@mail.tomsknet.ru*

Information on the licenses of the valuator:

License No.: *000857*
Date of issue: *10.09.2001*
Expire date: the *10th of August, 2007*
Issuing body: *Department on economic and evaluator's activity regulating of the Ministry on Privity of RF".*

Information on evaluation services rendering (rendered) by the valuator:
Evaluation of the market value of one ordinary stock of the JSC "Kuzbassenergo" for the purpose of purchasing in accordance with Provisions of the art. 75 of Federal Law "On Joint Stock Companies".
Issuer did not enlist the valuator to the stock emission (in the year 1995.)

1.5. Information on the issuer's consultants
Financial consultants and other consultants at the securities market were not attracted by the issuer to the sock emission.
1.6. Information on the other subscribers of this present quarterly report

Chief accountant – **Riumova Alevtina Nickolaevna**
Telephone: *(384-2)29-33-58*
Fax: *(384-2)29-37-77.*

II. General information on the financial and economic situation of the issuer

2.1. Figures of financial and economic activity of the issuer

Figures of financial and economic activity of the issuer for the period 2001-2005.

Table 1:

Figures	31.12.2001	31.12.2002	31.12.2003	31.12.2004	31.12.2005
Value of the net assets of the issuer, RUR	16 666 809 000	20 847 542 000	24 851 878 000	24 389 890 000	27 343 343 000
Relation of a sum of the debt assets to the capital and fund, %	39,77	30,47	32,42	34,13	24,07
Relation of a sum of the short-term liabilities to the capital and fund, %	22,16	18,39	23,29	19,29	17,43
Discharge of payments on debt service, %	0,27	0,28	0,28	-0,08	0,03
Level of past-due debt, %	10,70	4,26	1,88	0,20	0,12
Accounts receivable turnover, times	2,38	4,52	3,58	4,48	9,07

Dividend's share in profit, %	26,8*	0,0	0,0	0,0	74,59
Labour productivity, RUR/man	681 126	860 078	1 228 538	1 567 333	2 108 968
Depreciation to the profit volume, %	0,00	0,00	0,00	0,00	0,00

* - dividends in the year 2005 of the net profit on the paid production for the year 2001.

Figures of financial and economic activity of the Issuer for the 1st quarter of the year 2005 and the 1st quarter of the year 2006.

Table 2.

Figure's name	Calculation procedure	31.03.2005	31.03.2006
Value of the net assets of the issuer, RUR	Order established by the MF of RF and Federal Committee for the JSC	27 804 898 000	28 662 172 000
Relation of a sum of the debt assets to the capital and fund, %	(F. №1 L.590 + F №1 L. 690 -F.№1 L. 650 - F.№1 L.640)/(F.№1 L.490 + F.№1 L .650 + F.№1 L. 640)*100	27,28	17,83
Relation of a sum of the short-term liabilities to the capital and fund, %	(F.№1 L. 690 - F.№1 L. 650 - F.№1 L. 640)/(F.№1 L.490 + F.№1 L.650 + F.№1 L. 640)*100	14,39	11,87
Discharge of payments on debt service, %	(F.№2 L 190 + depreciation - dividends) / (F.№1 L. 620 + F.№1 L. 610 + F. №2. L.070)	0,17	0,27
Level of past-due debt, %	Past-due account payable / (F.№1 L.590 + F.№1 L. 690 -F.№1 L. 650)*100	2,30	0,19
Accounts receivable turnover, times	F. №2 L. 010 / (F. №1 L. 230 + F. №1 L. 240 - F. №1 L. 244)	1,38	2,31
Dividend's share in profit, %	Dividends on the ordinary stocks at the outcome of the year - / (net profit at the outcome of the year – dividends on the preference stocks) * 100	0,0	0,0
Labour productivity, RUR/man	F. №2 L. 010 / average number of personnel	552 179	707 301*
Depreciation to the profit volume, %	Depreciation assessments / F. №2 L. 010 * 100	0,00	0,00

- 1 quarter, 2006 .

Amount of net assets is the initial figure of a stability of the financial situation of the company. As a result of the financial and economic activity of the Company in the 1st quarter of the year 2006 the net assets were increased by RUR 1 318 829 thousands, including due to revaluation of the fixed assets by RUR 406 792 thousands. Assets of the Company were reduced by RUR 461 241 thousands in the 1st quarter of the year 2006, and liabilities excepted from the assts value were reduced by RUR 1 373 278 thousands in the period under examination.

During the 1st quarter a decreasing of the Company's dependence level on the borrowed funds that shows decreasing of a share of the debt funds including short-term to the capital and funds.

Turnover of the accounts receivable in the 1st quarter of the year 2006 as compare with the same period of the previous year increased by 0,93.

The past-due accounts payable is at the low level and amounts RUR 10563 thousands (0,19% of all liabilities), that shows the Company's possibility to pay off his liabilities without delay.

2.2. Market capitalization of the Issuer

Trade of ordinary stocks of the Issuer is carried out at the following trade areas:

Full names and abbreviations of the sale organizers:

Non commercial partnership " Stock exchange "Russian trade System" , NP "Stock Exchange RTS"; Joint Stock Company "Stock Exchange "Russian trade System"; JSC "Stock Exchange "RTS"; Closed Joint Stock Company "Moscow Interbank Currency Exchange", ZAO "MMVB (MICE)".

Non commercial partnership "Stock Exchange "RTS": ***ordinary stock of the JSC "Kuzbassenergo"is bargain in the system "Classic market, stocks". ordinary stocks 23.06.1997 were included in the list of "RTS-2"; and were excluded from the list of "RTS-2" 04.01.2000 and were included in the list "Classic market; stocks" 05.01.2000.***

JSC "Stock exchange "RTS": ***Common stock of the JSC "Kuzbassenergo" is bargain in the system "Stock***

Exchange JSC RTS". Common stocks 04.07.2000 were included in the list of "SGK": and were excluded from the list "SGK" from 15.09.2002; were included in the list "Stock market of Gazprom" from 16.09.2002; were excluded from the list "Market stock of Gazprom" from 22.11.2004 and were included in the list "Exchange market of JSC RTS" from 23.11.2004.

Closed Joint Stock Company "Moscow Interbank Stock exchange": *ordinary stock of the JSC "Kuzbassenergo" was included from 23.07.2003 in the out list securities. There were not any bargains with the stocks in the years 2003-2004.*

Information on the market capitalization of the JSC "Kuzbassenergo" for the previous 5 years was putted in accordance with calculations of the Stock Exchange RTS according to the Order of FSFR of Russia dd. 16.03.2005 №05-5/pz-n.

Ordinary stocks (KZBE)

Table 3.

Settling month	Cost over 10 the largest bargains	Period of calculation	Bargain's number for the month	Bargain's number for 3 months	Stock's number	Capitalization, USD
December 2001	0,11954	3 мес.	5	>= 10	606 163 800	72 460 821
December 2002	-	-	2	5	606 163 800	-
December 2003	-	-	1	1	606 163 800	-
December 2004	-	-	4	6	606 163 800	-
February 2005	-	-	4	9	606 163 800	-
March 2005	0,69854	3 мес.	5	> = 10	606 163 800	423 429 661
May 2005	0,68418	3 мес.	0	> = 10	606 163 800	414 725 149
August 2005	0,71673	3 мес.	2	> = 10	606 163 800	434 455 780
September 2005	0,73103	3 мес.	6	> = 10	606 163 800	443 123 923
November 2005	0,79821	3 мес.	5	> = 10	606 163 800	483 846 007
December 2005	1,07519	месяц	> = 10	> = 10	606 163 800	651 741 256

Note: Data was calculated on the ground of two-way-business contracted during the trade session. Information on the ground of the addressless business was used to prepare the data for the period since the 01st July 2003 till the 30th June 2004

The market capitalization of the Issuer in the 1st quarter of the year 2006 according to the data of the JSC "Stock Exchange "Russian Trade System" amounted RUR 34 145 346 271,67. Market value per one ordinary stock of the JSC "Kuzbassenergo" as for a date of the 31 of March of the year 2006 (last for the 90 trade days) amounted RUR 56, 33023.

2.3. Issuer's liabilities.

2.3.1. Account payable

Account payable by the 31.12.2005

Table 4.

Accounts payable	Date of payment	
	under 1 year	above 1 year
Accounts payable to the suppliers and contractors, RUR	835 050 000	1 240 468 000
including the past-due, RUR	5 540 000	0
Accounts payable to the personnel of the company, RUR	56 398 000	0
including the past-due, RUR	0	0
Accounts payable to the budget and the State Off-budget funds, RUR	684 983 000	20 507 000
including the past-due, RUR	0	0
Credits, RUR	1 595 127 000	0
including the past-due, RUR	0	0
Loans, total, RUR.	10 000 000	0
including the past-due, RUR.	0	0
including bonded debts, RUR	0	0
including the past-due bonded debts, RUR	0	0
Other accounts payable, RUR	1 213 982 000	0
including the past-due, RUR	2 801 000	0
Total, RUR	4 395 540 000	1 260 975 000
including the past-due, RUR	8 341 000	0

During the financial year 2005 other Company's long-term accounts payable decreased by 1,695,240 thousand roubles or by 57,3%, including:

- ***to the suppliers and contractors – by 272 417 thousand roubles or by 18,0% (due to the transfer to the category of short-term obligations: to open JSC RAO "UES of Russia" – 160,000 thousand roubles; on purchased energy – 119,113 thousand roubles);***
- ***to off-budget funds – by 375 849 thousands roubles or by 97,9 %;***
- ***to the budget – by 1 046 974 thousands roubles or by 98,8 %;***

The decrease of long-term liabilities to the budget and to off-budget funds is caused by the write-off of fines and penalty fee from the Company's balance to the budget and off-budget funds, as a result of a prescheduled discharge of the restructured debt by the amicable agreement.

The short-term debts increased by RUR 530 924 thousands or by 23, 5% (from 2 259 489 thousands roubles to 2 790 413 thousands roubles) in the year 2005.

The main reason of such increase of the short-term liabilities was the transfer of the debt from the long-term category to the short-term one.

Besides, the accounts payable increased:

- to the budget – by 237 844 thousand roubles or by 57,2% (the increase is caused by the reflection in the balance of the penalty fee on VAT to the amount of 149,624 thousand roubles as a result of the court hearing at the suit of IFNS of the Russian Federation, Kemerovo city);

- due to the advances received from the energy consumers – by 208 733 thousand roubles (by 76,8 %).

The past-due accounts payable reduced by RUR 4 994 thousands (or by 31%) from 16 180 thousands roubles to 11 186 thousands roubles.

Due to the expiration of the limitation period and the liquidation of the contractor, in 2005 the Company wrote off the non-demanded accounts payable equal to 2,476 thousand roubles.

As for a date of 31.12.2005 the debt on the short-term credits and loans reduced by RUR 840 378 thousands till

RUR 1 605 127 thousands due to:

- ***decreasing of a debt on the credits equal to RUR 76 408 thousands;***
- ***repayment of loans against the Company's bills of credit to the sum equal to RUR 256 854 thousands;***
- ***withdrawal from the pledging of credit liabilities of the Company's bills of credit to the sum equal to 507 116 thousands (transfer to the crediting without pledging) .***

The short-term credits were taken with a purpose to increase the circulating assets to pay off the current liabilities of the Company.

Creditors whose share amounts no less than 10% of the total sum of accounts payable

Table 5.

Full firm name of the creditor	Russian joint stock company of energetics and electrification "UES of Russia"
Abbreviation of the creditor	JSC RAO "UES of Russia"
Location:	№101, building 3, Vernadskogo prospect, Moscow, 119526
Sum of accounts payable, RUR	31.12.2005
	1230772000
Size and conditions of the past-due accounts payable (percent rate, penalty provisions, fines)	0
Affiliation	Affiliated person
Market share of the Issuer in the chartered capital of the affiliated person	0 %
Share of ordinary stocks of the affiliated person owned by the Issuer	0 %
Market share of the affiliated person in the chartered capital of the Issuer	49,0 %
Share of ordinary stocks of the Issuer owned by the affiliated person	49,0 %

Accounts payable by the 31.31.03.2006

Table 6.

Accounts payable	Date of payment	
	under 1 year	above 1 year
Accounts payable to the suppliers and contractors, RUR	775 459 000	1 112 294 000
including the past-due, RUR	7 883 000	0
Accounts payable to the personnel of the company, RUR	61 683 000	0
including the past-due, RUR	0	0
Accounts payable to the budget and the State Off-budget funds, RUR	613 593 000	20 506 000
including the past-due, RUR	1 747 000	0
Credits, RUR	1 373 779 000	0
including the past-due, RUR	0	0
Loans, total, RUR.	10 000 000	0
including the past-due, RUR.	0	0

including bonded debts, RUR	0	0
including the past-due bonded debts, RUR	0	0
Other accounts payable, RUR	576 124 000	0
including the past-due, RUR	933 000	0
Total, RUR	3 410 638 000	1 132 800 000
including the past-due, RUR	10 563 000	0

Accounts payable (including the credits and loans) of the JSC "Kuzbassenergo" for the 1st quarter of the year 2006 as compare with the beginning of the year 2006 reduced by RUR 1 113 077 thousands, including:

- *long-term liabilities reduced by RUR 128 175 thousands (Agreement on the order of liabilities extinction № 70001/1349 dd. 02.03.2006 was completed between the JSC "Kuzbassenergo" and Ltd. "Trade House", in accordance with this agreement a schedule of extinction and a sum of debt were revised);*

- *credits and loans reduced by RUR 221 348 thousands, also the principal debt under the credit liabilities reduced by RUR 220 000 thousands;*

- *short-term accounts payable reduced by RUR 763 554 thousands, including:*
  - *to the suppliers and contractors – by 59 587 thousands roubles,*
  - *on the bills of credit rendered to discharge it reduced by 278 074 thousands roubles,*
  - *to the budget on the dues and fees it reduced by 72 834 thousands roubles,*
  - *on the advances received from the consumers it reduced by 309 892 thousands.*

The past-due accounts payable in the 1st quarter of the year 2006 increased by RUR 2 222 thousands and amounted 0,23% of the total sum of liabilities of the JSC "Kuzbassenergo" by the 31.03.2006.

Creditors whose share amounts no less than 10% of the total sum of accounts payable

table 7.

Full firm name of the creditor	Russian joint stock company of energetics and electrification "UES of Russia"
Abbreviation of the creditor	JSC RAO "UES of Russia"
Location:	№101, building 3, Vernadskogo prospect, Moscow, 119526
Sum of accounts payable, RUR	1 190 372 000
Size and conditions of the past-due accounts payable (percent rate, penalty provisions, fines)	0
Affiliation	Affiliated person
Market share of the Issuer in the chartered capital of the affiliated person	0 %
Share of ordinary stocks of the affiliated person owned by the Issuer	0 %
Market share of the affiliated person in the chartered capital of the Issuer	49,0 %
Share of ordinary stocks of the Issuer owned by the affiliated person	49,0 %

2.3.2. Credit history of the issuer

Table 8.

Figure	2001	2002	2003	2004	2005	1st quarter 2006
Value of the net assets by the end of the reporting period, RUR	16 666 809 000	20 847 542 000	24 851 878 000	24 389 890 000	27 343 343 000	28 662 172 000
Borrowed assets, total, RUR.	995 022 000	1 531 056 000	2 112 851 000	2 445 505 000	1 605 127 000	1 383 779 000
Share of the borrowed assets in the value of the net assets, %	5,97	7,34	8,50	10,03	5,87	4,83

As for situation by the 31.03.2006 the share of the borrowed assets in the value of the net assets reduced by 4,83 (by 1,04 percent points) as compare with the beginning of the year, and as compare with the year 2004 by 5,2 percent points.

For the last five finished fiscal years (2001-2005) the Company did not make credit contracts and loan contracts, the sum of the principal debt under which amounts 5 and more percents of the net assets value.

Credit policy of the JSC "Kuzbassenergo" aims at an attraction of credit resources on more gainful terms of crediting, at a reducing of an interest rate for credit resources using. Borrowed current assets are attracted by the Company at the rate that is lower than the refinancing rate fixed by the Central Bank of RF.

Provisions on the credit policy of the Company were approved by the Board of Directors at the general meeting spent the 28 of December 2004. These Provisions determine the order of fixation of Limits of a debt position and the Limit on cost parameters of loan, the order of the control over their observance, and also measures on reduction of the Debt position according to the fixed Limits in case of their excess aimed at the financial stability and minimization of a risk of insolvency of the Company guarantying.

By the Decision of the Board of Directors dd. 05.04.2006 was decided to: "Approve an attraction by the JSC "Kuzbassenergo" in the 2st quarter of the year 2006 of the credit assets at the rate not exceeding that in 1,1 time more the rate of refinancing of the Central Bank RF against the security provided by the credit policy of the Company subject to observance of the maximum sized of a one-time loan debt over the attracted credits by the company by the 01.07.2006 in a volume no more than RUR 1 600 000 000 (One milliard and six hundred million).

There was not the bound's issue during the reporting period.

2.3.3. The issuer's liabilities against the third parties guarantee

In accordance with the reference on the values availability accounted on the off-balance accounts (lines 950 and 960) being a part of the Company's accounting report structure by the 31.12.2005 the total sum of liabilities of the JSC "Kuzbassenergo" was as follows:

- *guarantee of liabilities and payments received (line 950) –RUR 88 226 thousands;*
- *guarantee of liabilities and payments issued (line 960) - RUR 719 451 thousands (guarantee of liabilities under the credit contracts: inventory holdings (including coal) at the assessed value). The Company did not received the bank's requirements on the immediate payment of liabilities with a guarantee and did not created the funds on the conditional facts of economic activity to the issued guarantee in the accounting report.*

Accordingly, by the 31.03.2006:

- *guarantee of liabilities and payments received (line 950) – amounted RUR 88 123thousands; - guarantee of liabilities and payments issued (line 960) amounted 678 694 thousands.*

There were not any liabilities of the issuer against the guarantee given to the third parties, including a pledge or a guarantee amounted not less then 5 per cent of the issuer's assets balance price during the reporting period.

2.3.4. Other liabilities of the Issuer

There are no any agreements including the bargains on term not reflected in the accounting balance and may affect essentially the Issuer's financial situation, also his liquidity, source of finance and their using conditions, activity results and expenses.

2.4. The purpose of the issue and direction of the assets using resulted to the securities floatation
The Issuer did not spent the issue aimed to the assets attraction by the way of the distribution of securities during the reporting period.
Since the moment of the State registration of the Company the Issuer carried out two issues of the securities, asking the following condition:
Report on the issue's outcome was registered.

Sequence number of the issue: 1
Category: ordinary
Form of the securities: registered
Nominal value of one ordinary stock of the issue: ***1***

Number of the securities in the issue:***3 030 819***
Total volume of the issue: ***3 030 819***

Information of the State registration of the issue:
Date of registration: ***25.07.1994***
Registration number: ***39-1n-00734***
State registration authority : Financial authorities

Floatation type: closed subscription
Period of floatation: ***since 12.01.1994 till 21.01.1994***

Current situation of the issue: floatation is finished
Number of actually distributed securities in accordance with the registered report on the issue's outcome: ***3 030 819***

Information of the State registration of the issue's outcome report:
Date of registration: ***25.10.1999***
State registration authority : FCCB of Russia

Sequence number of the issue: 2
Category: ordinary
Form of the securities: registered
Nominal value of one ordinary stock of the issue: ***1***

Number of the securities in the issue: ***603 132 981***
Total volume of the issue: ***603 132 981***
Information of the State registration of the issue:

Date of registration: *23.11.1995*
Registration number: *39-1-00970*
State registration authority : Financial authorities

Distribution type: distribution between the shareholders
Period of floatation: *since 23.11.1995 till 23.11.1995*

Current situation of the issue: floatation is finished
Number of actually distributed securities in accordance with the registered report on the issue's outcome: *603 132 981*

Information of the State registration of the issue's outcome report:
Date of registration: *27.03.1996*
State registration authority : Financial authorities

2.5. Risks concerned to the acquisition of the distributing (distributed) issuing securities

2.5.1. Branch risks

Electroenergetics was always a branch of high level of technological risks caused by the specific character of the output production and transfer to the consumer.
In spite of the good figures of a stable work of the JSC 'Kuzbassenergo" it is impossible to exclude equipment failures possibility. Thus, the task of reliable and safe supply of a solvent demand and work on the risks reducing concerned the production activity is one of the priority tasks in the power company's activity.

The Issuer did not carried out a foreign trade activity, all volume of electric and heat power realization concerned the home market. Thus there were not the risks concerned the possible change of price to the Issuer's production at the foreign markets.

The risk of nonfulfilment by the issuer of his liabilities before the owners of the issuing securities due to the branch conjuncture change is not subject of this present report because of absence of any liabilities on the dividend payment by the issuer before the owners of the preference stocks and the percents payment off and retirement of bonds The issuer had floated only the ordinary stocks.
Fuel risks proper to the power industry (fuel price and possibility of purchasing in the due volume and in time) also have vital importance. To reduce the fuel risks and to maintain a safety of power system activity the total level of fuel reserve is higher than the tasks of the JSC RAO "UES of Russia".
By the 1st of April 448 thousands ton of coal kept in stock of eight electric plants of the JSC "Kuzbassenergo" against the RAO "UES of Russia" goal equal to 330 thousands ton of coal. Total stock of mazut taking into account the tanks of the Zaiskitimskaya water-heating boiler plant (Kemerovo) is equal to 13,4 thousands ton (goal of the RAO "UES of Russia" is 10 thousands ton).
The risks of the tariff adjustment are more serious and unhandy. The tariff adjustment defines fully a profit base of business.
The policy of tariff fixing in the year 2006 is the same: there is a tariff-corridor with the strictly defined extremely maximum and extremely minimum tariff levels.
Energetics shall to keep within these limits. Due to such limitation the growth rate of tariffs as an earlier remains lower the level of inflation that may led to the dropping profit of the power company.
The tariffs don's provide the investor's interests, thus the company is of little attractive in the investing as usual.
The present tariffs are not transparent thus, an investor don't see the terms for the invested money pay back.
To reduce the risks of tariff adjustment it needs to refuse adjustment in the "Inflation minus" method and to aim to more adequacy and detailed legal and methodological base of adjustment.
The following factors may be related to the other branch risks:

- Change of structure of energy consumption at the groups of consumers from the planned at the expense of production volume reduction of a range of industrial enterprises, may lead to reduction of energy output volume in money terms.

- Bankruptcy of enterprises may lead to the impossibility to recover a debt for consummated energy.

- Decreasing of living standard of some groups of population of Kemerovo region will led inevitably to reduction of payment's level of this type of population.

Expectations of the Stock market's participants concerned to the reforming course of energy market.

2.5.2. Country and regional risks

JSC "Kuzbassenergo" is a registered in Russian Federation company carrying out its activity in Kemerovo region, thus some common changes in the State and other regional developments affect on its activity importantly.

Kemerovo region is one of the most attractive regions of the Western Siberia of Russian Federation. The rating agency "Expert RA' annually spends a rating of investment attractiveness of regions. During the last five years the Kemerovo region was assigned the rating 2B (average potential – medium risk).

In the "Researching in the relative creditworthiness of the RF subjects". made by the Rating Agency "AK&M" the Kemerovo region takes the 47th place (from the 79 researched RF Subjects) at the integrated level of relative creditworthiness of the RF subjects.

As a whole an economic and political situation in the country and in the region is stable, and any possibility of military conflicts, extraordinary situation, walkouts, change of the State and regional leaders is improbable.

As acknowledgement of a stable economic and political situation in the country was increasing of a credit rating by one step by the rating agency Moody's took place in the October 2005.

The experts accepted into consideration " very fast and important growth" of the gold and exchange currency reserves and of the stabilizing fund.

Rating of RF in the liabilities expressed in the exchange and national currency grew to the level "Baa2" from the level "Baa3". A forecast of the rating rests the same. The Mood's also increased the rating of the bonds of the national currency loan (BNCL) of the 5st, 6th and 7th trenches till the level "Baa2", the rating of the bank deposits in exchange currency till the level "Baa2". Rating of the short-term liabilities in exchange currency, short-term bank deposits, rating of the RF as the Issuer at the short term liabilities in exchange currency was increased to "P2" from "NP".

Overwhelming majority of economic factors are out of control of the Issuer.

It's impossible to guarantee that some recent tendencies of Russian economic including increasing of Gross National Product, relative stability of RUR and decreasing of the inflation rates will be kept in future. Besides global fluctuations of oil and gas prices, RUR fortification in the real term concerning USD Dollar, also some consequences of liberalization of a monetary and credit policy and other factors may affect negatively Russian economics and business of the issuer.

Russian economics is not protected against market recessions and delay in economic development in different countries of the world. As it was in the past, financial problems or sensitive perception of the risks related to the investments in the countries with developing economy may reduce a volume of foreign investments to Russia and affect negatively Russian economics.

Ecological factors inseparably linked with general activity of the issuer as a production process, transfer and distribution of heat and electric power demands large quantity of natural sources that call environmental pollution. As significant capital investments are necessary to purchase nature-conservative equipment to remove ecological factors of risk, and payments for natural sources consumption.

There are regional risks related with reforming of JSC "Kuzbassenergo". The management of JSC "Kuzbassenergo" spend active consultations with the government of regional and city Administration over the questions of the Company's reforming to reduce such risks.

To prevent the under financing of the budget consumers the Agreements on payments for the consumed power between the Kemerovo regional Administration, Main Financial Administration of Kemerovo region, Heads of the cities and districts and JSC "Kuzbassenergo" are subscribed every month. Also the meeting in the Kemerovo regional Administration on fulfillment of the aforementioned Agreements in the presence of the Heads of the cities and districts, managers of the territorial financial authorities, managers of the housing and communal services enterprises and the city power networks are spend.

The Kemerovo regional Administration at the interdepartmental commission on power energetics reforming under the RF Government backed a project on the JSC "Kuzbassenergo" reforming in the 05.12.2005.

Risks depending on the regional geographical peculiarity, i.e.:

- *Damnification risks because of emergency situations of natural factors: periodical floods, earthquake on the territory of Kemerovo region.*
- *According to the long-term forecast made by the Ministry on Emergency Situations of Russia for the period 2006, there will be most possible such man-caused emergency situations on the territory of Kemerovo region as:*
- *man-caused conflagration (fire in buildings and constructions of social and cultural purpose). Conflagration peak in the housing sector and at the economic object is traditionally registered in winter-spring period when the total quantity of fires increases as compared with warm period by 5%, and the quantity of conflagrations increases by 40%:*
- *motor transport;*
- *mining industry.*
  - *Continuance of high probability of the accidents and emergency situation in mines is forecasted. Besides the cases of earth quaking equal to 1-2 force on the territory of region is possible because of industrial explosions in mining industry;*
  - *high probability of man-caused emergency situations due to accidents in railway transport during transporting of dangerous cargo. The reason of such emergency situation is improper conditions of approach lines to potentially dangerous enterprises, i.e. ltd. "Kemerovokhimmach", JSC "Novokuznetsk Aluminum plant", etc.*

According to the forecast of the Ministry on Emergency Situations for the winter-spring period the most probable emergency situations of man-caused nature resulting from the complex of dangerous meteorological phenomena (heavy atmospheric precipitation, force wing, sleet adhering) are forecasted in Kemerovo region.

Increasing of household fires in the private sector is forecasted because of temperature decreasing and using of electric heaters, and also wiring inflammation. Accidents in the networks of heat and water supply, outage of heating systems of buildings and constructions are possible.

The prediction of the risk of open military conflict also the risk of national emergency are minimal possible on a national level as ethnic and social tension in the region does not bear critical nature. However there is a risk of terrorist acts to fight with the security measures at the strategic objects of JSC "Kuzbassenergo" were considerably toughened.

Under the special control were took electric plants, large electric substations, pump houses, combustive-lubricating production's storages and other category objects.

Admission regime for motor transport and employees was toughened including using of manual and fixed metal detectors at the enterprises.

Artificial barriers were mounted that stop unofficial passage of motor transport on the territory of enterprises.

Car parks were transferred at the safe distance from energy object guards, also active interaction between security of JSC 'Kuzbassenergo" and Motor licensing and inspection department, duty departments of MIA and MES was organized.

Around-the-clock work for vide control and patrol were organized at the most important and the farthest object of energy system.

2.5.3. Financial risks

Variation of interest rates may affect financial and economic activity of the issuer as the enterprise uses

borrowed current assets in its activity but its will not have significant effect on the financial showings of the company.

Credit policy of the issuer aimed to attraction of credit resources on more favorable credit conditions.

The company attracted borrowed current assets lower then the rate of refinancing fixed by the Central Bank RF (12%).

For the year 2005 the average percent rate of the credit resources attraction reduced from 11,9% to 9,0% of annual.

The average percent rate for the credit funds using by the Company amounted 8,26% by the 31.03.2006. Share of credits without loan guarantee was equal to 52,6% of the total amount of loan debt under the short-term credits by the 31.03.2006.

Inflation effect:

High and insufficiently forecasted inflation level not only affects negative to the gross domestic product growth rate, but also depresses an activity at the securities market: if the inflation is high the income from the securities don't compensate inflationary losses, and a suddenness of the inflation restricts sufficiently an opportunity of forecasting of the yield from investment.

Decreasing of the growth rate of prices incites the long-term investments in production, the normal functioning of economics is under restoring that in turn leads to the raising at the stock market.

Thus the moving of inflation and of the stock market is of different courses in Russia.

After the year 2001 the level of inflation in Russia become decreased. If in the year 2001 the consumer prices increased by 18,6%, then in the year 2005 this figure amounted 10,9%.

Besides, a stabilization of Russian economics has reduced his risk of the inflation level suddenness.

Common for this period decreasing trend became one of the growth factors of the stock market: in the years 2001-2005 the index RTS increased by 786% from 131 to 1126 points.

It's already the third consecutive year the growth rates of power tariffs are retarded the inflation.

Fuel, building materials and equipment become lot quickly cheaper than it stipulated by the business plans of the company. The State defines the growth rate of electric power price depending on the forecasted figures of the inflation. But the problem is in the non fulfillment of the forecasted inflation. In the year 2005 the growth rates of energy tariff were fixed by the Federal Tariff Service (FTS) in the amount equal to 9,2% under the actual inflation 10, 9%. In the year 2006 by the decision of FTS the electric power tariffs grew by 7,5%, against the forecasted 8,5% (according to the forecast of the Ministry of Finance of RF the growth of the inflation in RF at the outcome of the year 2006 will be 10-11%). According to the data of the Federal Service on the State statistics the inflation in the 1st quarter of the year 2006 amounted 5,0%.

The issuer does not bear any exchange rate risks as he is carrying out his activity only at the internal market.

2.5.4. Legal risks

There are legal risks related to the change of exchange regulation, modification of tax legislation, change of regulations of the customs supervision and fees, modification of requirements on licensing, court practice that may affect negatively on the activity's results of the issuer also results of the current legal trials subject of participation of the issuer.

- Modification of tax legislation in part of increasing of tax rates or change in the order and terms of tax calculation and payment may led to decreasing of net income of the issuer that may led to reducing of amount of the dividends subject to payment.

- Change in requirements on licensing of main activity of the issuer may led to increasing of a period for document preparation obligatory to extend a term of duration of the license, also necessity of accordance of the issuer with the produced requirements. However as a whole this risk should be deemed as insufficient except the cases when to extend the duration of the license or to exercise an activity subject to licensing some requirements will be provided that the issuer will not may correspond with or when the corresponding with these requirements will be caused with excess costs that may led to the issuer's activity termination.

- There were not any modification of the court practice related with the issuer's activity that might affect negatively on the results of his activity during the reporting period.

2.5.5. Risks concerned the Issuer's activity.

Risks related with the issuer's activity, i.e. the current legal trial subject to participation of the issuer (actions of the company liquidation, alienation of the company's assets, contestation of rights arisen from the licenses or patents etc.), possible liability of the issuer against the third person's debts are absent.
The Issuer has no the risk concerned the lack of possibility to prolong the period of validity of the Issuer's license to the specified activity.
Other essential risks proper to the issuer are absent.

III. Detailed information about the issuer

3.1. Information about the issuer's establishment and development

3.1.1. Information about the issuer's company name

full company name and abbreviation:

Kuzbass Joint stock Company of energetics and electrification

(JSC «Kuzbassenergo»).

Before the privatization – Kuzbass industrial institution of energetics and electrification ("IIEE "Kuzbassenergo")

Kuzbass Open Joint Stock Company of energetics and electrification (OJSC "Kuzbassenergo")

Introduced: 30.12.1993

Kuzbass open joint stock company of energetics and electrification (JSC "Kuzbassenergo")

Introduced: 15.05.1996

3.1.2. Information about state registration of the issuer

Date of state registration of the issuer: 30.12.1993

Number of state registration's certificate (other document ratified the state registration of the issuer): 1901

Name of registration authority: Kemerovo Administration

In accordance with Federal Law "On State registration of legal entities" the corresponding record under the state registration number 1024200678260 was made in the Uniform State Register of Legal Entities the 23rd of July 2002 (certificate: series 42 №001926135 issued by Administration of the Russian Ministry of Taxation in Kemerovo, Kemerovo region).

3.1.3. Information about the issuer's establishment and development.

The issuer was established in accordance with a privatization schedule of the Kuzbass industrial institution of energy and electrification (IIEE "Kuzbassenergo").

In pursuance of the Decrees issued by the President of the Russian Federation, i.e. № 923 dd. August, 15, 1992 « About the organization of management system of the electric-power complex of the Russian Federation during privatization », № 1334 dd. November, 3, 1992 « About realization in the electric- power industry of the Decree issued by the President of the Russian Federation dd. August, 14, 1992,

№ 922 « About features of transfer of the state enterprises, institutions, organizations of fuel and energy complex into the joint-stock companies », № 721 dd. July, 1, 1992 « About organizational measures in the transfer of the state enterprises, voluntary associations of the state enterprises into the joint-stock companies », the Committee on administration of the state property of Kemerovo region has made the Decision № 330 « On privatization and transfer of IIEE "Kuzbassenergo" into the Kuzbass open joint-stock company of energy and electrification » dd. 21.09.1993.

The Order № 345 « About registration of open joint-stock company "Kuzbassenergo" was approved by Kemerovo Administration the 30th. 12.1993.

The common purpose of the privatized companies was increasing of the efficiency of energy system of the country and transfer from the planned economic to the market relations.

JSC "Kuzbassenergo" was established for and indefinite period of time.

The main purpose of the JSC "Kuzbassenergo" activity is the profit earning.

Activities of the JSC "Kuzbassenergo" are as follows:

- *electricity and heat energy production;*
- *electricity and heat energy transmission;*
- *electricity and heat energy supply (trade) according to the fixed tariffs in accordance with the dispatcher's schedules of electric and heat demands;*

It renders the following services:

- *energy supply to energy saving enterprises;*
- *communication facilities, including telecommunications;*

It carries out:

- *capital repairs;*
- *technical reequipment;*
- *reconstruction and development of regional energy system;*
- *mounting, arrangement and repair of energy objects; electric and heat energy equipment;*
- *operability assurance of electric and heat energy networks;*
- *maintenance, mounting, repairing of boilers and buckets under pressure, steam and hot water pipelines;*
- *providing for maintenance of energy equipment in accordance with the standard requirements in force;*
- *timely and qualitative repairing of energy equipment;*
- *technical reequipment and reconstruction of energy objects;*
- *operability assurance of electric and heat energy networks;*
- *activities on maintenance of electric an heat energy networks.*

JSC "Kuzbassenergo" is one of the largest energy systems in the body of the Holding company JSC RAO "UES of Russia". Energy complex of the company is the sixth in the installed capacity and the fifth in the volume of energy output to the consumers. Quantity of power output by electric plants of JSC "Kuzbassenergo" exceeded 30% in the balance of UES of Siberia.
Mission of the company is the regular and reliable supply our consumers with heat and electric power providing production efficiency and investment appeal of the company.

3.1.4. Contact information:

Issuer's location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**
Telephone: *(384-2)29-33-59*
Fax: *(384-2)29-37-77*
e-mail:***adm@kuzbe.elektra.ru***
Web-site :***www.kuzbassenergo.ru***

Organizational structure of the executive body of JSC "Kuzbassenergo" was approved by the Order of JSC "Kuzbassenergo" №709 dd. 31.12.2003. Department on corporate management including department on corporate policy which duties include work with shareholders and investors was established due to this Order. Chief of the Department is Ms. Burdina Elena Yakovlevna, date of birth 1964., education – higher.

Location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**

Telephone: *(384-2) 77-70-51* Fax: *(384-2)77-70-51* e-mail: ***beya @kuzbe.elektra.ru***

Internet webpage: ***no***

3.1.5. Taxpayer identification number

INN: *4200000333*

3.1.6. Branches and representative offices of the issuer

Name: ***Tom-Usinskaya GRES***
Registered office: ***Mysky-5, Kemerovo region, 652880***
Manager: ***Glukhov Viktor Fedorovich***
Opening date: ***30.12.1993***
Expire date of the power of attorney: ***31.12.2006***

Name: ***Belovskaya GRES***
Registered office: ***Inskoy village, Belovo, Kemerovo region, 652644***
Manager: ***Artiukh Valery Mikhailovich***
Opening date: ***30.12.1993***
Expire date of the power of attorney: ***31.12.2006***

Name: ***South-Kuzbass GRES***
Registered office: ***№20, Komsomolskaya str., Kaltan, Kemerovo region, 652812***
Manager: ***Vakhitov Kasim Bakirovich***
Opening date: ***30.12.1993***
Expire date of the power of attorney: ***31.12.2006***

Name: ***Kemerovskaya GRES***
Registered office: ***№17 Stantsionnaya str., Kemerovo, 650000***
Manager: ***Benediktov Alexander Viktorovich***
Opening date: ***30.12.1993***
Expire date of the power of attorney: ***31.12.2006***

Name: ***West-Siberian TETs***
Registered office: ***Novokuznetsk-40, Kemerovo region, 654040***
Manager: ***Abramov Valery Vasilievich***
Opening date: ***30.12.1993***
Expire date of the power of attorney: ***31.12.2006***

Name: ***Kuznetskya TETs***
Registered office: ***Novokuznetsk-34, Kemerovo region, 654034***
Manager: ***Kuzin Igor Viktorovich***
Opening date: ***30.12.1993***
Expire date of the power of attorney: ***31.12.2006***

Name: ***Novo-Kemerovskaya TETs***
Registered office: ***Predzavodskoy village, Kemerovo-21, 650021***
Manager: ***Sukhoveev Boris Ivanovich***
Opening date: ***30.12.1993***
Expire date of the power of attorney: ***31.12.2006***

Name: ***Kemerovskaya TETs***
Registered office: ***Kemerovo-1, 650001***
Manager: ***Vervain Konstantine Alexandrovich***
Opening date: ***30.12.1993***

Expire date of the power of attorney: *31.12.2006*

Name: *North electric networks*
Registered office: *№11, N. Ostrovsky str., Kemerovo, 650000*
Manager: *Vorov Yury Leonidovich*
Opening date: *30.12.1993*
Expire date of the power of attorney: *31.12.2006*

Name: *Eastern electric networks*
Registered office: *11 a, Saryghin str., Kemerovo, 650025*
Manager: *Tiumentsev Evgheny Mikhailovich*
Opening date: *30.12.1993*
Expire date of the power of attorney: *31.12.2006*

Name: *Central electric networks*
Registered office: *№35, Fasadnaya str., Inskoy village, Belovo, Kemerovo region, 652644*
Manager: *Dmitriev Alexander Milievich*
Opening date: *30.12.1993*
Expire date of the power of attorney: *31.12.2006*

Name: *South Electric networks*
Registered office: *№43, Stroiteley prospect, Novokuznetsk, Kemerovo region 654005,*
Manager: *Miller Alexander Ivanovich*
Opening date: *30.12.1993*
Expire date of the power of attorney: *31.12.2006*

Name*: Heat power networks administration*
Registered office: *№10, Svobody str., Kemerovo, 650070*
Manager: *Krumgholts Alexander Rudolfovich*
Opening date: *30.12.1993*
Expire date of the power of attorney: *31.12.2006*

Name: *Enterprise "Energosbyt"*
Registered office: *№90/4,Lenina str., Kemerovo, 650036*
Manager: *Petrov Leonid Prokhorovich*
Opening date: *30.12.1993*
Expire date of the power of attorney: *31.12.2006*

Name:*Kuzbassenergosviaz*
Registered office: *№30, Kuznetsky prospect, Kemerovo, 650000*
Manager: *Aksenov Vladimir Vasilievich*
Opening date: *22.01.1997*
Expire date of the power of attorney: *31.12.2006*

Name: *Main power lines*
Registered office:*№30, Kuznetsky prospect, GSP-2, Kemerovo, Russia, 650000*
Manager: *Antonov Yury Vitalievich*
Opening date: *08.12.2003*
Expire date of the power of attorney: *31.12.2006*

Name: ***Moscow representative office of the Kuzbass Joint Stock Company of energetics and electrification***
Registered office: ***№70/11, Leninsky prospectm Moscow, 117261***
Manager: ***Sadghian Armen Sergeevich***
Opening date: ***15.04.1998***
Expire date of the power of attorney: ***31.12.2006***

3.2. Principal economic activities of the issuer
3.2.1. Industrial affiliation of the issuer

OKVED (All-Russia classifier of types of economic activity) codes :

40.10.11 –Production of electric power by heat plants
40.10.2 – Energy transmission
40.30.2 – Steam and hot water transmission (heat energy)
51.56.4 – Wholesales of electric and heat power (without its transmission and distribution)
74.60 –Investigations and protection
74.14 – Consulting over the questions on commerce and management.

3.2.2. Principal economic activities of the issuer

The principal activities of the JSC "Kuzbassenergo" are • production, transfer and distribution of electric and heat energy

Production volume in the period in the years 2001-2005, and in the 1st quarter 2006.

Table 9.

Figure's name	2001	2002	2003	2004	2005	1st quarter 2006.
Production volume: - electric power output, kwh millions	27224,616	26618,052	25804,994	22554,273	22960,480	6331,641
- heat power output, Gcal thousands	15425,989	13523,948	13688,506	13352,417	13007,407	5462,735

JSC "Kuzbassenergo" is a subject of natural monopoly working in the sphere of services on transmission of electric and heat energy on the territory of Kemerovo region.

Share of profit of the main activity in the total volume of profit of the JSC "Kuzbassenergo" for the last 5 fiscal years , and for the I st quarter 2006.

Table 10.

Period	2001	2002	2003	2004	2005	1st quarter 2006.
Aggregate profit, RUR thousands	15285725	17614970	19795684	18043479	21319431	6686584
Profit of the main activity, RUR thousands	11913608	14210479	16486488	16110323	18656988	6311076

Share f profit of the main activity in the aggregate profit %	77,94	80,67	83,28	89,29	87,51	94,38

As the aggregate profit of the Issuer it means the sum of sales proceeds, operational and extraordinary profits – according to the data of the form 32 "Profit and losses report"
Total (aggregate) profit in the period under examination (2001-2005) increased from RUR 15,28 milliards to RUR 21,32 milliards, i.e. in 1,4 times; share of profit of the main activity was constantly increasing, since the year 2001 it makes more than 80% of the total sum of the Company's profit.

Share of profit of the JSC "Kuzbassenergo" of the main activity in the period 2001-2005.

Table 11.

Production	Share of profit, %				
	2001	2002	2003	2004	2005
Electric power	64,02	66,94	67,21	69,91	69,05
Heat power	13,92	13,73	16,07	19,38	18,46
Total:	77,94	80,67	83,28	89,29	87,51

Share of profit of the JSC "Kuzbassenergo" of the main activity in the Ist quarter 2006.

Table 12.

Production	Share of profit, %		Change, increasing (+), decreasing (-)
	I quarter 2005	I quarter 2006	
Electric power	62,27	66,90	+ 4,63
Heat power	26,58	27,48	+ 0,9
Total:	88,85	94,38	+5,53

Share of proceeds of the electric power production is increasing after a number of years, and if it was 64,02% in the year 2001, that in the year 2005 it made 69,05%, i.e. it increased by 5,03%.

In the 1st quarter of the year 2006 as compare with the same period of the previous year the share of profit of the electric power output increased by 4,63%, and of the heat power output by 0,9%. Main activity of the Issuer, i.e. electric and heat power production, transmission and distribution have a season nature.
It should mark that the decreasing of electric and heat power output in the summer months take place.

3.2.3. Principal types of products (operations, services)

Principal types of products of the JSC "Kuzbassenergo» " are of electric and heat energy.
Electric and heat power tariffs are subject to approval by the Regional energy committee 1 time a year in accordance with the Federal Law №41-FL dd. 14.04.1995.
An average electric power output tariff increased by RUR 0,28603 /kwh or by 79,6% since the year 2001 till the year 2005; and average heat power output rate increased from 137,965 roub./Gcal (2201) to 305,527 roub./Gcal (2005) or by 121,5%.
In the I quarter of the year 2006 an average electric power output rate was 0,71175 roub./kwh, and and average heat power output rate amounted 341,222 roub./Gcal.

Table 13.

Figure's name	2001	2002	2003	2004	2005	1 quarter 2006

Proceeds from the production sale (work, services), RUR						
- electric power	9785368000	11792093000	13306092000	12612924000	14722418000	4473657000
- heat power	2128240000	2418386000	3180396000	3497399000	3934570000	1837419000
Share of the aggregate proceeds volume, %						
- electric power	77,57	79,62	78,30	75,50	74,69	67,97
- heat power	16,87	16,33	18,72	20,94	19,96	27,92

Structure of the net cost of the Issuer

Table14.

Outlays items	2005 year	I quarter 2006
Raw materials and soft goods, %	3,6	3,1
Purchased components , prepared raw materials, %	-	-
Work and services of industrial nature fulfilled by the third-party firms, %	1,4	1,1
Fuel, %	39,2	49,9
Electric power, %	5,9	3,8
Remuneration of labour , %	7,3	7,2
Credit interests , %	-	-
Rent, %	0,1	-
Assignments to the social needs, %	1,8	1,8
The fixed assets depreciation, %	11,7	11,2
Taxation included in the production net cost, ,%	3,8	4,3
Other outlay (explain), %	25,2	19,3
Intangible assets depreciation, %	-	-
Remuneration of the rationalization proposals, %	-	-
Obligatory insurance payments, %	0,6	0,3
Representative needs outlay, %	-	-
other, %	24,6	19,0
Total: outlay on production and sale of products (work, services), (net cost) ,%	100,00	100,00
Proceeds of the products sale (works, services) ,%	112,3	129,01

Record keeping of the net cost is in accordance with the Tax Code of Russian Federation, part II dd. 05.08.2000 №117-FL and with the Accounting policy of the JSC "Kuzbassenergo" not stipulated a separate accounting at the products(work, services) types.

3.2.4. Raw materials and suppliers of the issuer.

Principal raw material used by the JSC "Kuzbassenergo" is a fuel. Kuznetsky coal and its cleaning rejects are used as the principal fuel at the power plants of JSC "Kuzbassenergo".
Fuel oil is used as starting fuel and meant for maintenance of burning during low quality coal firing, and as the principal type of fuel at the Zaiskitimskaya water-heating boiler plant.

Analysis of fuel price change

Table 15.

Fuel type	Supplier's name	2005		1 quarter 2006	
		Purchase volume in natural terms, thousands ton	Price of the product unit including VAT and quality, millions RUR	Purchase volume in natural terms, thousands ton	Price of the product unit including VAT and quality, millions RUR
Coal	JSC "Belon"	110,06	459,59	-	-
	TH «Kuzbassrazrezugol"	5417,40	550,67	1198,64	615,43
	JSC «SUEC»	3875,21	549,40	1241,20	621,39
	JSC «CC «YuzhKuzbassugol"»	1382,29	459,21	352,84	519,6
	CC «Yuzhny Kuzbass»	119,03	278,21	102,39	306,77
	ZAO «Chernigovets»	468,95	627,39	206,08	694,47
	Ltd. «OUC» (Moscow)	300,78	456,62	-	-
	Rest suppliers	1344,27	431,60	166,79	473,17
	TOTAL:	**13017,99**	**526,65**	**3267,94**	**595,40**

At the outcome of the year 2005 an average price per one ton of coal amounted RUR 526,65, and at the outcome of the 1st quarter of the year 2006 – RUR 590,40. i.e. its price increased by 13,0% for the 3 months of the current year.

The Major suppliers of coal are: Trade House of the Joint Stock Company Coal Company " Kuzbassrazrezugol" (Kemerovo); Joint Stock company "Siberian Coal And Energy Company (Moscow); Joint Stock Company "Coal Company "YuzhKuzbassugol" (Novokuznetsk).

3.2.5 Markets for products (work, services) of the issuer

Power industry is practically the unique industry whose products and services consumers are all industries and private sector. There are two markets for energy distribution in Russia: wholesales and retail trade. Heat energy distribution is only at the retail market.

Kemerovo region is the principal market where the JSC "Kuzbassenergo" carries out his activity.

Kemerovo region is located in the south-east of the West Siberia at the joint of the West-Siberian plain and the mountains of the South Siberia. It is located at almost equal distance from western and eastern borders of the Russian Federation. It is in the 6th time zone.

Output of electric power to the consumers is according to the contracted "Agreements about output and using of electric power".

Composition of electric and heat power consumers at the retail market is in the table 16 stated above by an example of a scheme showing electric and heat power output.

Structure of electric and heat power output in the 1st quarter 2006.

Table 16.

JSC "Kuzbassenergo"	Electric power			Heat power			Electric power +heat power	
	Output to the ow consumers (thousands kwh)	Accrued, thousands roubles including VAT	Sale, thousand roubles including VAT	Output to the ow consumers (Gcal)	Accrued, thousands roubles including VAT	Sale, thousand roubles including VAT	Accrued, thousands roubles including VAT	Sale, thousand roubles including VAT
Total in power system	**6 331 642**	**5 320 578**	**5 332 753**	**5 462 733**	**2 195 856**	**1 886 584**	**7 516 434**	**7 219 337**
I. Industry	**3 891 146**	**3 692 730**	**3 729 266**	**1 560 427**	**846 511**	**866 733**	**4 539 241**	**4 595 999**
Specific weight (%)	***61,5%***	***69,4%***	***69,9%***	***28,6%***	***38,6%***	***45,9%***	***60,4%***	***63,7%***
1. Fuel, total	1 318 245	1 658 007	1 655 249	37 991	21 416	22 325	1 679 423	1 677 574

Specific weight (%)	20,8%	31,2%	31,0%	0,7%	1,0%	1,2%	22,3%	23,2%
2. Ferrous metallurgy	1 996 884	1 398 805	1 439 427	630 153	352 052	370 218	1 750 857	1 809 645
Specific weight (%)	31,5%	26,3%	27,0%	11,5%	16,0%	19,6%	23,3%	25,1%
3.Non-ferrous metallurgy	629	979	1 027	70 820	38 558	36 860	39 537	37 887
Specific weight (%)	0,0%	0,0%	0,0%	1,3%	1,8%	2,0%	0,5%	0,5%
4. Chemistry and petrochemistry	353 901	362 680	361 216	608 874	323 675	324 595	686 355	685 811
Specific weight (%)	5,6%	6,8%	6,8%	11,1%	14,7%	17,2%	9,1%	9,5%
5.Machine building and metallurgy	53 658	74 588	74 773	82 617	44 493	45 562	119 081	120 335
Specific weight (%)	0,8%	1,4%	1,4%	1,5%	2,0%	2,4%	1,6%	1,7%
6. Woodworking industry and pulp-and-paper industry	1 507	2 485	2 451	428	195	212	2 680	2 663
Specific weight (%)	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%	0,0%
7.Industrial building materials	104 684	112 579	112 641	27 214	15 070	15 717	127 649	128 358
Specific weight (%)	1,7%	2,1%	2,1%	0,5%	0,7%	0,8%	1,7%	1,8%
8. Light industry	5 891	7 518	7 715	19 092	10 691	10 702	18 209	18 417
Specific weight (%)	0,1%	0,1%	0,1%	0,3%	0,5%	0,6%	0,2%	0,3%
9.Food industry	23 879	30 632	30 396	14 950	6 488	6 623	37 120	37 019
Specific weight (%)	0,4%	0,6%	0,6%	0,3%	0,3%	0,4%	0,5%	0,5%
10.Other industrial productions	31 868	44 457	44 371	68 288	33 873	33 919	78 330	78 290
Specific weight (%)	0,5%	0,8%	0,8%	1,3%	1,5%	1,8%	1,0%	1,1%
II. Agriculture	**76 963**	**76 575**	**77 057**	**99 098**	**20 365**	**19 498**	**96 940**	**96 555**
Specific weight (%)	**1,2%**	**1,4%**	**1,4%**	**1,8%**	**0,9%**	**1,0%**	**1,3%**	**1,3%**
III. Wood industry	**675**	**774**	**693**	**532**	**298**	**314**	**1 072**	**1 007**
Specific weight (%)	**0,0%**	**0,0%**	**0,0%**	**0,0%**	**0,0%**	**0,0%**	**0,0%**	**0,0%**
IV. Transport and communications	**428 741**	**423 482**	**441 032**	**70 190**	**39 098**	**39 994**	**462 580**	**481 026**
Specific weight (%)	**6,8%**	**8,0%**	**8,3%**	**1,3%**	**1,8%**	**2,1%**	**6,2%**	**6,7%**
V. Construction	**13 847**	**22 281**	**21 290**	**42 749**	**23 736**	**24 549**	**46 017**	**45 839**
Specific weight (%)	**0,2%**	**0,4%**	**0,4%**	**0,8%**	**1,1%**	**1,3%**	**0,6%**	**0,6%**
VI. Housing and communal services	**146 805**	**190 317**	**188 346**	**3 290 545**	**1 097 894**	**778 717**	**1 288 211**	**967 063**
Specific weight (%)	**2,3%**	**3,6%**	**3,5%**	**60,2%**	**50,0%**	**41,3%**	**17,1%**	**13,4%**
VII. Population	**63 355**	**52 508**	**53 696**	**4 804**	**1 625**	**1 214**	**54 133**	**54 910**
Specific weight (%)	**1,0%**	**1,0%**	**1,0%**	**0,1%**	**0,1%**	**0,1%**	**0,7%**	**0,8%**
VIII. Other branches	**1 710 110**	**861 911**	**821 373**	**394 388**	**166 329**	**155 565**	**1 028 240**	**976 938**
Specific weight (%)	**27,0%**	**16,2%**	**15,4%**	**7,2%**	**7,6%**	**8,2%**	**13,7%**	**13,5%**
From the grand total:								
I. Enterprises and institutions sponsored by the Federal budget – total	**15 908**	**20 043**	**14 486**	**75 761**	**46 233**	**37 341**	**66 276**	**51 827**
Specific weight (%)	**0,3%**	**0,4%**	**0,3%**	**1,4%**	**2,1%**	**2,0%**	**0,9%**	**0,7%**
II. Enterprises and institutions sponsored by the local budget – total	**37 244**	**47 164**	**41 091**	**56 204**	**32 925**	**28 143**	**80 089**	**69 234**
Specific weight (%)	**0,6%**	**0,9%**	**0,8%**	**1,0%**	**1,5%**	**1,5%**	**1,1%**	**1,0%**
III. Wholesales companies resellers	**1 616 070**	**741 295**	**712 735**	**0**	**0**	**0**	**741 295**	**712 735**
Specific weight (%)	**25,5%**	**13,9%**	**13,4%**	**0,0%**	**0,0%**	**0,0%**	**9,9%**	**9,9%**

According to this table, the largest consumers of electricity and heat energy at the retail market are industrial enterprises, i.e. 61.5 %.

In the industrial sector leaders on electric power consumption are the enterprises of ferrous metallurgy, their share amounts 31,5%

In the structure of heat energy output enterprises of housing and communal services (more 60,2% of consumption) and industry (more 28,6%).Chemical and petrochemical enterprises are the leaders on heat energy consumption in the structure of industry.

Factors which may adversely affect the distribution of the Issuer's products (operations, services) and possible measures of the Issuer to reduce such impact.

1. Purchasing by the consumers of electric power at the free-trade market (hereinafter called FTM) of the wholesales energy market working on the territory of Siberia since 01.05.2005

In the 1st quarter of the year 2006 Ltd. PO "Khimprom (volume of purchase – 9139 thousands kwh) and Ltd. "Topky Cement" (volume of purchase – 10 011 thousand kwh) purchased electric power at the FTM of the wholesales energy market.

Besides, since the 1st of April 2006 the JSC "KOKS" is purchasing electric power at the FTM (expected reducing of electric power consumption due to the exit of this consumer to the FTM will be 11 684 thousands kwh a year).

This present time the documents obligatory to the entrance to FTM prepared by the JSC "Energoupravleniye" Leninsk-Kuznetsky and LTD. "Energy supplying company Energoservice".are under coordination.

Expected reducing of electric power consumption caused by the entrance of this companies to the FTM will be: JSC "Energoupravlenye" (Leninsk-Kuznetsky) 42570 kwh a year and Ltd. "Energysupplying company "Energoservice" – 13821 kwh a year.

JSC "Kuznetskye ferrospavy", KOAO "AZOT" and Ltd. "Mechel-Energo"

prepare all necessary documents and bring AIIS KUE to required parameters at the wholesale market to cover a part of their energy consumption by way of purchase of electric power at FTM of wholesale energy market.

Aggregate decreasing of energy consumption from the JSC "Kuzbassenergo" resources due to entrance of the aforementioned consumers to FTM will be approximate 313 930 thousand kwh a year

Entrance of consumers to FTM of wholesales energy market meet the strategy of energy industry reforming and JSC "Kuzbassenergo" can not affect this tendency change.

2. Development of small generation on the territory of Kemerovo region :

Since the November of the year 2005 the JSC "Yuzhkuzbassugol" acquires a part of volume of the own consumption under the sales contract from the TETs of the Ltd. "URMASH" (in the 1st quarter 2006 reducing of the output was 45 241 thousands kwh).

Also in the year 2006 a reconstruction of this TETs is expected that will let to the block-station to produce electric power not only in winter, but in summer also together with increasing of production volume by 20%. This fact also affects negatively to the sales volume of electric power belonging to the JSC "Kuzbassenergo".

3. Reducing of heat energy output by the JSC "Kuzbassenergo" is related with the launch of own boliler plants (water-heat boilers) at the chemical enterprises , i.e. KOAO "AZOT" Ltd. , besides the "PO TOKEM", Ltd. PO "Khimprom" are going to launch the own boiler houses in the September of the year 2006.

At the KOAO "AZOT" 3 steam boilers BEM-25/3, 9 with nominal steam capacity 25 t/h (18,75 Gcal) each were launched in august 2005, that will reduced heat consumption from the resources of JSC "Kuzbassenergo" by 400 thousand Gcal a year according to the schedule.

Reducing of heat power consumption by the KOAO "AZOT" in the 1 quarter 2006 compared the same period 0f the year 2005 was 14 % (83 492 thousand Gcal). JSC "Kuzbassenergo" has not possibility to affect this situation.

KOAO "AZOT' also had prepared a technical and economic grounds on the own boiler house construction (7 boilers with stem capacity 75 steam-ton an hour each), that will give to the consumer an opportunity to refuse hot water and steam consumption at the JSC 'Kuzbassenergo" at all (annual decreasing of consumption's volume will be 1 848 Gcal).

To prevent such a situation, a mutual agreement was signed between the JSC "Kuzbassenergo", KOAO "AZOT' and the Kemerovo regional Administration on the establishment of the supplied heat power tariffs for the KOAO "AZOT" not accounting the amount of cross financing.

4. Insufficiency of limits and delay in financing of charges on payment of heat and electric energy for budget consumers.

To prevent such a course of events JSC "Kuzbassenergo" subscribes every month Agreements on payment s for consummated energy with Kemerovo regional Administration, General Financial Department of region, Heads

of the cities and districts, included the volumes of the future charging to the budget depending consumers, and also the sums planned to be transferred for the consumed electric power to the JSC "Kuzbassenergo" by the budget of all levels.

With a view to monitor the aforementioned agreements fulfillment the meetings are spent in the Kemerovo regional Administration with an obligatory presence of the Heads of the cities and districts, managers of the territorial financial authorities, managers of the housing and communal services institutions and the city electric main lines.

3.2.6. Information about the Issuer's licenses

Number: *3668*
Date of issue: *26.12.1995*
Expiry date: *1.01.2007*
License authority: **Ministry of communications of Russian Federation**
Type of activity: **Services of local and interzonal telecommunications**
Number: *00927*
Date of issue: *14.06.2001*
Expiry date: *31.12.2006*
License authority: **Committee of natural resources on the territory of Kemerovo region**
Type of activity: **Plastic clay extraction at the Frunzensky field to ash-dump dam construction.**

Number: *00-ЭЭ-004012 (Э)*
Date of issue: *21.12.2004*
Expire date: *21.12.2009*
License authority: *Ministry of Energy of RF*
Type of activity: **Electric network maintenance.**

Number: *39-ЭТ-001112 (К)*
Date of issue : *07.12.2004*
Expire date: *07.12.2009*
License authority: *Ministry of Energy of RF*
Type of activity: **Heat power network maintenance**

Number: *077*
Date of issue: *14.10.1997*
Expire date: *1.10.2008*
License authority: **Department of Federal Security Service of RD over the Kemerovo region.**
Type of activity : Works with the State Secret information

Number: *0107*
Date of issue: *12.03.1998*
Expire date: *1.10.2008*
License authority: **Department of Federal Security Service of RD over the Kemerovo region**
Type of activity: **Services on the State Secret protection**

3.2.7. Joint activities of the Issuer

The issuer does not perform any joint activities with other organizations

3.2.8. Supplementary claims to the issuers being the joint stock investment funds, insurance or credit institutions, hypothecary agents

JSC 'Kuzbassenergo" is not a joint stock investment fund, insurance or credit institution, hypothecary agent.

3.2.9. Supplementary claims to the issuers whose major activity is a mining operations

JSC "Kuzbassenergo" does not spend a mining operations.

3.2.10. Supplementary claims to the issuers whose major activity is rendering of telecommunication services

JSC "Kuzbassenergo" does not render of telecommunication services.

3.3. Future plans of the issuer

The major purpose of the JSC "Kuzbassenergo" fin the year 2006 will by reliable and regular electric and heat energy supply to the consumers, providing profit earning, increasing of the company's capitalization and increasing of its investment appeal during the reforming process of energy industry in Russian Federation.

Purposes of the company for the year 2006 will be the following:

1. *reliable and regular electric and heat energy supply to the consumers of the region especially in autumn and winter periods with proper maximum load;*
2. *fulfillment* of *the program of repair of the equipment of power stations, electric and heat networks;,*

3. fulfillment of the task of JSC RAO "UES of Russia" on creation of fuel reserve in the warehouses by 01.01.2007;

4. Fulfillment of the investment program of the Company.

5. Fulfillment of a Program on realization of an ecological policy of the Company for the years 2006-2008 (organizational actions; atmospheric air protection; actions aimed to achievement technical standards of emissions; protection and rational using of water resources; protection and rational using of lands; participation in the program of the Holding company RAO "UES of Russia" on ecological politics layout.

6. Fulfillment of the expenses reduction program including by way of future development of the competitive system on purchase of goods, works and services;

7. Fulfillment of the Amicable agreement's terms with the Company's creditors as a guarantee of successful reforming;

8. determination of economic based tariffs for the Company;;

9. Increasing of financial stability of the Company, decreasing of a distance between the accounts receivable and account payable.

In accordance with the program of technical development of the company for the years 2001-2011 aimed to ensure the reliable work of the plants and timely change of the used technological equipment in 2006 the Company needs:

- *not to stop in searching of contracting organizations and suppliers for construction, reconstruction and technical reequipment of objects on a competitive basis;*
- *to define their priorities in forming of investment program for 2-3 years for incompleted construction objects and adoption of cardinal decisions;*
- *to tie investment program of the Company with the sources of financing, also timely putting into operation of the objects;*

- to continuer the ash-damp dams extending and to start construction of new ash-damp dams where the reserves for slash warehousing are limited for the possible filling.

For the next 3-5 years it is necessary to fulfill the following works affecting the total power system security :

- Reconstruction and putting into operation of a turboset of st. №8 at Novokemerovskaya TETs of a type PTR-80-130(RUR 500 millions);

- Putting into operation of a turboset of st. №3 of a type R-12-29 at the Kuznetskaya TETs in 2006 to cover a deficit in extracted steam for makeup water heating and increasing of electric power output due to thermal input;

- Putting into operation of a turboset of st. №15 of a type T-115-130 at the Novo-Kemerovskaya TETs capacity 115 Mwt with investments volume equal to RUR 900 millions (including ASU TP) in 2008;

- To proceed with designing and approval of a starting complex of stem boiler of st. №5 at the Kuzbass TETS capacity 160t/h with launching in 2007;

- To replace the turbine of st. №9 of a type r-35-130 by the turbine of a type T-120-12,8 at the Kemerovo GRES in a value of RUR 600 millions;

-To reconstruct a turboset of st. №11 and 12 on a type R-12-90/31 at the Kuznetskaya TETs in a value of RUR 200 millions;

-To reconstruct electrical filters of boilers of type TP-87 to gain standard dustiness of smoke fumes and to fulfill norms of maximum ashes emissions; to reconstruct electrical filters together with leading of ash collection to 99% at the West-Siberian TETs etc.

3.4. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations

The Issuer does not participate in the industrial, bank and financial groups, holdings, trusts and associations.

JSC "Kuzbassenergo" is a subsidiary of Holding company RAO "UES of Russia" according to the art. 2.3. of the Articles of Association.

The Issuer is a member of the Russian sectoral union of employers of Electroenergetics (The Union RaEl).

3.5. Subsidiaries and affiliated business divisions of the issuer

JSC "Kuzbassenergo" has 11 subsidiaries.

These companies are regarded as subsidiaries according to the Civil code of Russian federation (art. 105 and 106) and Federal law "On Joint Stock Companies" (art.6).

Full company name: Limited liability company, OOO "Bill centre "Kuzbassenergo"
Location: 30, Kuznetsky prospect, Kemerovo, Kemerovo region, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of business venture in the issuer's chartered capital: 0%
Core business: import and export of production and technical goods and consumer goods, know-how and services; intermediate and trade activities.

Officers of the business company:
Yakovlev Vadim Alexeevich
Date of birth: 1967
Functions: Sole executive body of the business company.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

According to the Articles of Association General meeting of the company's members is the Management Body of the Company, and the sole executive body of the company acting as the General Director of the company manages a current activity of the company. General director of the company accountable to the General meeting of members of the company.

Full company name: *Limited liability company, OOO "Sbytenergo"*
Location: 14, Severnaya str., Metallploshadka village, 652417, Kemerovo district, Kemerovo region, Russian Federation :
Issuer's share in the chartered capital of business venture: 100%
Share of business venture in the issuer's chartered capital: 0%
Core business: Electric and heat power distribution; maintenance, mounting, repair, transporting and manual supervision of electric and heat power;
Officers of the business company:

Eler Vladimir Fedorovich, year of birth 1956

Functions: Sole executive body of the business company (acting as general director), Chairman of the Board.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. ***Loghinov Yury Vitalievich, date of birth 1981***

Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Petrov Leonid Prokhorovich, date of birth 1961

Function of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3.Kuleznev Evgeny Valerievich, date of birth 1961

Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Ulanovskaya Elena Nickolaevna, date of birth 1976

Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Shtykov Dmitry Viktorovichm date of birth 1976

Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the corporate executive body (Board):
As for the date of the 31.03.2006 there is only the Chairman of the Board in the body of the Board.

Full company name: Open Joint Stock company "Kuzbasshydroenergostroy", OAO "KHES"
Location: Krapivinsky district, Kemerovo region, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100%
Share of business venture in the issuer's chartered capital: 0%
Core business: ***building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes; production and trade of construction materials and constructions, items all over their range including under supervision of the bodies of Rosgortechnadzor of Russia (Russian mining engineering supervision); designing.***

Officers of the business company:

Babich Valery Petrovich, date of birth 1958

Functions of this person: External manager
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors

1.Erofeev Alexander Kuprianovich, date of birth 1959

Functions of this person: Chairman of the Board of Directors

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Kuleznev Evgeny Valerievich, date of birth 1961.
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Skorokhodov Dmitry Viktorovich, date of birth 1977
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kovalenko Andrey Igorevich, date of birth 1980
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Ugriumov Artem Anatolievich, date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: Joint Stock Company "Investment-production company "Vodocanal", OAO "IPC "Vodocanal"

Location: 3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia
Issuer's share in the chartered capital of business venture: 74,25%
Share of the subsidiary's common stock in ownership of the issuer: 74,52%
Share of business venture in the issuer's chartered capital: 0%

Core activity: Water supply to consumers and wastewater intake, maintenance, current and emergency repair of external and internal ware supply systems and drainage systems; construction, mounting, balancing and commissioning and finishing works; production of production and technical purposes goods.
Officers of the business company:

Sheiko Evgeny Alexandrovich, date of birth 1973

Functions of this person: Sole executive body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1.Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Asadulin Radik Alexandrovich, date of birth 1963
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
3. Kuleznev Evgeny Valerievich, date of birth 1961

Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Mazurkova Anastasia Sergeevna, date of birth 1979
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Railian Yury Mikhailovich, date of birth 1957
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the Corporate Executive Body of JSC "IPC "Vodocanal" is not provided by the Articles of Association.

Full company name; Joint Stock Company "Prokopievskenergo", JSC "Prokopievskenergo"
Location: 14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia
Issuer's share in the chartered capital of business venture: 60%
Share of the subsidiary's common stock in ownership of the issuer: 60%
Share of business venture in the issuer's chartered capital: 0%
Core activity: Electric and heat power supply to consumers by way of its purchasing, transformation, distribution, transporting and trading; repair of electric measuring items, electrical devices, electricity supply meters; maintenance and repair of hoisting mechanism and devices; building and construction activity; transport and shipping activities and others related to transporting; creation and maintenance of filling stations; trade, intermediate and foreign activity; assistance to researching, experimental development, design, technological and promotional works.

Officers of the business company:
Riabov Vladimir Vladimirovich, date of birth 1969
Functions of this person: Sole executive body. Chairman of the Board.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
Personal composition of the Board of Directors:
1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Shumoilov Alexander Alexandrovich, date of birth 1967
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Nickolaev Dmitry Nickolaevich, date of birth 1963
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Nesvitailov Vasily Fedorovich, date of birth 1957
Function of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5.Seliverstova Tatiana Alexandrovna, date of birth 1972
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):

1. Riabova Nadezhda Semenovna, date of birth 1956. Deputy general director on personnel management and general tasks.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Belysh Svetlana Alexandrovna, date of birth 1953., chief accountant.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sheiko Evgeny Alexandrovich, date of birth 1973, deputy general director on economic and logistics
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kazakova Ekaterina Nickolaevna, date of birth 1979, chief of legal department
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Borisov Vladimir Petrovich, date of birth 1970, deputy general director on technical supervision and development
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

6. Kernoz Alexander Yurievich, 1958, deputy general director on electric power supply and consumer's payments
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: Joint Stock Company "Kuzbass energyreparing company", JSC "Kyzbass energyreparing company"
Location: 30, Kuznetsky prospect Kemerovo, 650099, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%

Core activity: ***building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes in its full range as principal contractor and subcontractor; supervision over the quality of construction works and output of the good of building purposes including works realization under the contracts for the third parties (companies); production and trade of construction materials, constructions and items in its full range including subjected to the supervision of the Gosgortechnadzor of Russia (State mining engineering supervision of Russia); construction of the gas equipment's object, gas-regulating stations and plants, gas pipe-lines and gas equipment of industrial, agricultural and others enterprises used natural gas; mounting, repair of energy objects, electric heat power equipment and consumer's energy installations.***

Officers of the business company:
Lermontov Yury Borisovich, date of birth 1967

Functions of this person: Sole executive body.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Frolov Vitaly Evgenievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sorokin Igor Yurievich, date of birth 1974
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Bazhenova Ekaterina Alexandrovna, date of birth 1978
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Taskaev Andrey Viktorovich, date of birth 1977.
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the corporate executive body of JSC "Kuzbass energyreparing company" is not provided by the Articles of Association.

Full company name: **Joint Stock Company Engineering- analytical centre "Kuzbasstechenergo"**

Location: 17, Stantsionnaya str., Kemerovo, 650099, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%

Core activity: 40.10.41 - activity on heat power plants working capacity ;
33.20.9 – repair and maintenance of instruments , devices for control and measuring, etc.
74.30.5 - testing and analysis of mechanical and electric parameters of finished product.

Officers of the business company:

Yashinin Vladimir Borisovich, date of birth 1963 .
Functions of this person: Sole executive Body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Kinzburg Biris Abramovich, date of birth 1936.
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Frolov Vitaly Evgenievich, date of birth 1976

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Seliverstova Tatiana Alexandrovna, date of birth 1972

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4.Kostiuk Mikhail Dmitrievich, date of birth 1952.

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Goncharov Igor Mikhailovich, date of birth 1968

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the corporate executive body of JSC Engineering- analytical centre "Kuzbasstechenergo" is not provided by the Articles of Association

Full company name: **Joint Stock Company "Kuzbassetremont" (Kuzbass network repair"), JSC "Kuzbassetremont"**

Location: 1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%

Core activity: repair of equipment, buildings and constructions of electric networks; repair of high-voltage line 0,4-20 kw; repair of buildings and constructions at the objects of electric networks; repair, testing and diagnostics of a state of equipment, buildings and constructions of electric networks; equipment mounting; mounting of buildings and constructions of electric networks; trade and supply activity.

Officers of the business company:

Efanov Igor Gennadievich, date of birth 1962.

Functions of this person: Sole executive Body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Antonov Yury Vitalievich, date of birth 1962.

Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: ***0,003 %.***
Share of the Issuer's common stock in ownership: ***0,003 %.***

2. Tolstikov Viktor Sergeevich, year of birth 1958

Duties of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sorokin Igor Yurievich, date of birth 1974

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4.Rakitina Yulia Vladimirovna, year of birth 1980
Duties of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Kostiuk Mikhail Dmitrievich, date of birth 1952
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
Election of the corporate executive body of JSC "Kuzbassetremont" is not provided by the Articles of Association.

Full company name: **Closed Joint Stock Company " Autotransport enterprise "Kuzbassenergo", ZAO "ATP "Kuzbassenero"**
Location: ***4, Stantsionnaya str., Kemerovo, Russia 650006***
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%
Core activity: transport and shipping services of legal entities and physical persons; technical services and repair of transport belonging to legal entities and physical persons; capital construction of industrial and social-cultural objects; designing on reconstruction of technical buildings and constructions; creation of processing plants on the good's manufacturing; wholesale and retail trade.

Officers of the business company:
Trushkov Viacheslav Leonidovich, date of birth 1969

Functions of this person: Sole executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
2. Ivanov Boris Ivanovich, date of birth 1960.
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
3. Goncharov Igor Mikhailovich, date of birth 1968
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
4. Kravchenko Alexey Mikhailovich, date of birth 1977
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
5.Khalmeev Takhir Kaiumovich, date of birth , 1950
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):

1. Zheludko Anatoly Maximovich, date of birth 1950, First deputy general director - technical director

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Kudriashova Tatiana Anatolievna, date of birth 1952, deputy general director on economic and finance
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Maltseva Irina Nickolaevna, date of birth 1960, chief accountant
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Ilushnikov Anatoly Kirillovich, date of birth 1948, deputy technical director on OtiPB
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: **Closed Joint Stock Company Medicosanitary Center "Health Center "Energetic" ZAO "MSC "Health Center "Energetic "**
Location: 37, Kuzbasskaya str., Kemerovo, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%
Core activity: qualified medical services including special treatment; out-patient treatment, day hospital; preventive activity; professional fitness expertise.

Officers of the business company:

Agafonova Tamara Nickolaevna, date of birth 1954
Function of this person: Sole Executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. *Erofeev Alexander Kuprianovich, date of birth 1959*
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Eliseeva Irina Eduardovna, date of birth 1978
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. Golofast Dmitry Yakovlevich, date of birth 1965
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Vasilieva Yulia Vladimirovna, date of birth 1979
Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. Ugriumov Artem Anatolievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):
1. Churekova Natalia Georgievna, date of birth, deputy head doctor on medical part

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Kozlova Olga Agurianovna, date of birth 1963, deputy head doctor on economic
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
3.Elin Boris Petrovich, date of birth 1953, chief engineer
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Gorokhova Tatiana Lvovna, date of birth 1954, chief accountant
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Full company mane: Joint Stock Comapany "Kuzbassenergoservice" , JSC "Kuzbassenergoservice"
Location: 10, Karbolitovskaya str., Kemerovo, 650000, Russia
Issuer's share in the chartered capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's chartered capital: 0%

Core activity: ***31.62.9 - mounting, repair and technical maintenance of other electric equipment not included in the other groups;***
74.20 - architecture activity; technical designing; exploration and geophysical works; land measuring and mapmaking works; standardization and metrology; hydrometeorology and closed branches; activity concerned a deciding a technical tasks not included in the other groups;
45.25. – production of the other construction works;
52.11. – Retail trade in especially foodstuffs (including drinks and tobacco goods) at the not specialized shops;
52.42. – Retail trade in clothes;
52.48.31. – Retail trade in household chemical goods , synthetic detergents, wall papers and floor coating;
28.11. –production of construction metalware;
63.40. – transportation of goods;
65.23.1. –capital investments in securities;
74.13.1. – researching in market opportunities;
51.50. – other wholesales trade.
Officers of the business company:
Morozov Andrey Arkadievich, date of birth 1970
Function of this person: Sole Executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. ***Erofeev Alexander Kuprianovich, date of birth 1959***
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2.Ivanov Boris Ivanovich, date of birth 1960
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. Rakitina Yulia Vladimirovna, date of birth 1980
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Moskvin Alexey Vasilievich, date of birth 1978
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. Sorokin Igor Yurievich, date of birth 1974
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):

1. Kosmacheva Svetlana Fedorovna, date of birth 1974, chief of the financial department
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Sobolev Evgeny Robertovich, date of birth 1968, assistant of general director on legal questions
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. Kovalenko Anatoly Antonovich, date of birth 1941, deputy general director on finance and economic
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3.6. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets

3.6.1. Fixed assets

In the structure of the fixed assets the lands, buildings, machines, equipment, transport and others corresponding objects with a life time no more than 12 months are reflected. .

Estate property objects on which the capital investments were finished, the corresponding initial acceptance documents were drew up, also the documents were transferred to the State registration and actually are operating now shall be accounted in the structure of the fixed assets.
The objects of the fixed assets were taken to account over the actual expenses for purchase and construction.
The JSC "Kuzbassenergo" enlists the fixed assets revaluation services of the specialists (experts) of the independent valuator, i.e. the Closed joint stock company "ENPI CONSULT" (ZAO "ENPI CONSULT) (Tax

payer code 7737017200; #15, Dukhovsky pereulok, Moscow, 113191; license № 000031 "evaluation activity" issued 06.08.2001 by the Ministry of Property of Russia).

In accordance with the technical task the revaluation of the fixed assets is carried out by the way of indexation and of direct recalculation of the complete replacement value of the fixed assets. All materials shall to be presented in form of written report, also at magnetic mediums.

Results of the fixed assets revaluation

Table 17.

№№	Name of the fixed assets group	Overall value before the evaluation, RUR thousands	Depreciated cost (minus depreciation)before the revaluation RUR thousands	Date of revaluation	Overall value after revaluation, RUR thousands	Depreciation value (minus depreciation)before the revaluation RUR thousands
1.	**2001**			**01.01.2001**		
	Total:	27 701 857	12 238 416		33 465 274	14 550 073
1.1.	Buildings	4 237 600	2 975 249		4 696 021	3 227 624
1.2.	Constructions	10 134 280	4 369 980		12 153 700	5 338 617
1.3.	Machine and equipment	13 134 842	4 794 369		16 415 647	5 880 344
1.4.	Transport	151 518	75 754		158 716	80 424
1.5.	Other	43 617	23 064		41 190	23 064
2.	**2002**			**01.01.2002**		
	Total:	34 359 623	14 518 224		50 685 449	19 283 383
2.1.	Buildings	4 750 914	3 225 360		7 141 895	4 450 981
2.2.	Constructions	12 378 064	5 246055		17 990 831	7 000 154
2.3.	Machine and equipment	16 994 023	5 921 276		25 221 634	7 668520
2.4.	Transport	182 374	92 730		238 369	111 989
2.5.	Other	54 248	32 803		92 720	51 739
3.	**2003**			**01.01.2003**		
	Total:	52 050 332	19 496 276		64 136 379	23 388 494
3.1.	Buildings	7 218 115	4 268 185		8 868 592	4 894 095
3.2.	Constructions	18 191 842	6 860 341		24 597 577	8 917 319
3..3.	Machine and equipment	25 748 318	7 637 601		29 785 307	8 842 368
3.4.	Transport	265 434	153 653		261 368	145 424
3.5.	Other	95 442	45 315		92 354	58 107
3.6.	Lands	531 181	531 181		531 181	531 181
4.	**2004**			**01.01.2004**		
	Total:	65 824 831	23 848 153		69 863 846	24 799 990
4.1.	Buildings	8 875 289	5 313 832		8 887 164	5 580 135
4.2.	Constructions	25 030 524	8 507 177		26 092 637	8 624 415
4.3.	Machine and equipment	30 971 768	9 275 897		33 927 102	9 841 212
4.4.	Transport	286 954	136 161		295 993	138 760
4.5.	Other	89 230	44 020		89 884	44402
4.6.	Lands	571 066	571 066		571 066	571 066
5.	**2005**			**01.01.2005**		
	Total:	70 667 657	24 174 166		76 874 461	26 850 869
5.1.	Buildings	8 956 014	5 367 920		11 463 670	6 818 797
5.2.	Constructions	26 410 663	8 531 395		30 064 100	9 730 580

5.3.	Machine and equipment	34 451 050	9 582 682		34 496 220	9 608 957
5.4.	Transport	200 576	80 311		200 576	80 311
5.5.	Other	82 936	45 440		83 477	45 806
5.6.	Lands	566 418	566 418		566 418	566 418
6.	**2006**			**01.01.2006**		
	Total:	78 929 129	27 085 100		83 023 982	27 491 892
6.1.	Buildings	11 731 495	6 875 912		11 580 495	6 856 440
6.2.	Constructions	30 747 839	9 710 913		31 300 024	10 015 475
6.3.	Machine and equipment	35 587 760	9 810 601		39 279 808	9 917 006
6.4.	Transport	207 976	77 784		207 976	77 784
6.5.	Other	87 491	43 322		89 111	58 619
6.6.	Lands	566 568	566 568		566 568	566 568

Information on the initial cost (replacement) of the fixed assets and on the sum of the accrued depreciation.

Table 18.

Name of the group of the fixed assets objects	Initial (replacement) cost, RUR thousands	Sum of the accrued depreciation, RUR thousands
Reporting date: 01.01.2006.		
Buildings, constructions and transfer mechanisms	42 880 519	26 008 604
Machines, equipment, transport	39 487 784	29 492 994
Other	89 111	30 492
Land	566 568	-
Total:	83 023 982	55 532 090
Reporting date: 01.04.2006		
Buildings, constructions and transfer mechanisms	43 227 993	26 367 552
Machines, equipment, transport	39 161 945	29 653 480
Other	90 304	32 008
Land	566 568	-
Total:	83 046 810	56 053 040

In the year 2005 the fixed assets equal to RUR 2 307 879 thousands were receipted where the sum equal to RUR 285 521 thousands is into operation and under the process of the State registration . Its mainly the objects of the south electric networks, namely: substations and overhead transmission lines.
In the year 2005 the fixed assets equal to RUR 253 211 thousands were retired, where:
- liquidated the objects useless to further maintenance amounted RUR 163 160 thousands;
- realized to the sum RUR 56 111 thousands;
- transferred gratis to the authorities and other companies to the sum RUR 6 576 thousands (objects of social sphere, housing).

Depreciation of the fixed assets was accrued by a linear way from the terms of actual using of these objects. Over the objects of the fixed assets accepted to accounting till the 01.01.2002, the depreciation was accrued in accordance with the Regulations adopted by the Sovmin of USSR dd. 22 of October 1990 № 1072 "On the unique norms for depreciation deductions to complete reconstruction of the fixed assets of USSR national economy".
At the objects of the fixed assets subject to accounting since 01.01.2002 the depreciation was added in accordance with the Resolution adopted by the RF Government dd.01.01.2002 №1 "on classification of the fixed assets included in the depreciation groups". The accepted terms of the useful using by the groups of the

fixed assets are listed below in the Table 19:

Table 19.

Group of the fixed assets	Terms of the useful using (year's number) of the objects accepted to the balance	
	before 01.01.2002	since 01.01.2002
Buildings	100	35
Machines and equipment	8 – 15	5 – 8
Transport	7 – 10	5 – 7
Computer techniques	10	5
Other	3 - 10	2 - 5

Information on the long-term rented fixed assets as for situation by: **thousands RUR**

31.12.2001.	*1 785*
31.12.2002.	*167 618*
31.12.2003.	*150 058*
31.12.2004.	*6 595*
31 12.2005	*20 550*

IV. Information about financial and economic activities of the issuer

4.1. Results of financial and economic activities of the issuer

4.1.1. Profit and losses

Figures charactering profitability and unprofitableness of the Issuer for the period since the year 2001 till 2005.

Table 20.

Figure's name	2001	2002	2003	2004	2005
Proceeds, RUR	12 615 142 000	14 809 687 000	16 993 144 000	16 704 631 000	19 710 417 000
Gross profit, RUR	1 191 613 000	1 906 499 000	1 667 383 000	1 879 628 000	2 157 122 000
Net profit (undistributed profit (uncovered loss), RUR	2 977 000	(531 606 000)	790 000	(390 580 000)	544 879 000
Profitability of the own capital, %	0,02	(2,55)	0,00	(1,60)	1,99
Profitability of the assets, %	0,01	(1,95)	0,00	(1,19)	1,61
Margin of net profit, %	0,024	(3,59)	0,005	(2,34)	2,76
Profitability of production (sales), %	9,23	12,76	9,70	11,25	10,85
Ratio of capital turnover	0,65	0,64	0,63	0,60	0,69
Sum of the uncovered loss as for a reporting date, RUR	0	(531 606 000)	0	(413 408 000)	0
Ratio of the uncovered loss at the reporting date and the balance currency	0,00	(0,020)	0,00	(0,013)	0,00

Results of financial and economic activity if the JSC "Kuzbassenergo" in the years 2001-2005 are characterized by the following dynamics of the major financial figures:

Proceeds from sales of products and goods increased practically in1,56 times, and gross profit in 1,81 times. ,
In the year 2005 the proceeds as compare with the previous year 2004 increased by 3 005 786 thousands roubles or by 17,99, and as compare with the year 2001 it increased by 7 095 thousands roubles, or by 56,24%.

Profitability of the owned capital shows an efficiency of the owned capital using, i.e. how many rouble the each ruble of the invested own assets brings. As compare with the year 2001 a profitability of the owned capital increased in 99 times.
Profitability of the assets shows which profit was gained on the each ruble invested in the assets, the highest coefficient was in the year 2005, i.e. 1,61%.
Sales profitability characterizes the major activity and shows the profit amount accounts for the unit of the products sold. In the period under examination this coefficient was changing as in part of increasing, as decreasing.

At the outcome of the year 2005 the sales profitability amounted 10,85%.

Figures characterizing profitability and unprofitableness of the issuer in the Ist quarter of the year 2006.

Table 21.

Figures name	Calculation's methodic	1st quarter 2005	1st quarter 2006
Proceeds, RUR	F №2 p.10	5 686 335 000	6 581 437 000
Gross profit, RUR	F. №2 p. 010 - F. №2 p. 020	1 348 243 000	1 480 116 000

Net profit (undistributed profit (uncovered loss), RUR	F. №2 p. 190	705 853 000	915 520 000
Profitability of the own capital, %	F. №2 p. 190 / (F. №1 p. 490 + F. №1 p. 640 + F. №1 p. 650 - F. №1 p. 450) x 100	2,53	3,18
Profitability of the assets, %	F. №2 p. 190 / F. №1 p.300x 100	1,99	2,70
Margin of net profit, %	F. №2 p. 190 / F. №2 p.010x 100	12,41	13,91
Profitability of production (sales), %	F. №2 p. 050 / F. №2 p. 010 x 100	23,71	22,46
Ratio of capital turnover	F. №2 p. 010 / (F. №1 p.300 - F.№1 p.690)x 100	0,02	0,22
Sum of the uncovered loss as for a reporting date, RUR	F. №1 p. 465 + F. №1 p. 475	0	0
Ratio of the uncovered loss at the reporting date and the balance currency	F. №1 p. 475 / F. №1 p. 300	0,00	0,00

During the 1st quarter of the year 2006 the gain from the realization of goods amounted RUR 6 581 437 thousands, the sum being by 895 102 roubles more than in the corresponding period of the previous year.

Total at the production of the commodity output, rendering of works and services were spent RUR 4473657 thousands.

As a result of the financial and economic activity of the Company in the 1st quarter of the year 2006 there was gained the gross profit to the amount of 1 480 116 thousand roubles against the 1 254 487 thousand roubles of the same period of the year 2005.

The net profit gained by the Company at the outcome of the 1st quarter of the year 2006 to the amount of 915 520 thousands roubles is more by 209 667 thousands roubles than in the 1st quarter of the year 2005.

Analysis of the profitability shows that during the reporting period in comparison with the 1st quarter of the year 2005 the growth of the profitability of the assets by 0,71% took place, as the growth of the profitability of the owned capital by 0,65%. The profitability of products (sales) increased by 1,25%.

The management bodies of the Issuer regarding to the given analysis of a profitability and unprofitableness agree in their opinion.

4.1.2. Factors affecting the change of the gain amount from the sales by the issuer of goods, products, services and profit (loss) of the major activity of the issuer

Factors affecting the change of the gain amount are not presented due to its small changing during the reporting period, according to the opinion of the management bodies of the issuer.

4.2. Issuer's liquidity, adequacy of the capital and circulating assets

Figures characterizing the Issuer's liquidity during the years 2001-2005.

Table 22.

Figure's name	2001	2002	2003	2004	2005
Own circulating assets, RUR	-2150346000	-1997430000	-2409187000	-3728291000	-2217601000
Index of the fixed asset	1,13	1,10	1,10	1,15	1,08
Ratio of the current liquidity	1,21	1.14	0,98	0,98	0,92
Ratio of the quick liquidity	0,72	0,66	0.61	0,58	0,49
Ratio of the owned assets autonomy	0,72	0,77	0,76	0,75	0,81

The owned circulating assets are negative, in other words the capital investments are financing at the cost of the borrowed assets.

Figures characterizing the Issuer's liquidity in the 1st quarter of the year 2006.

Table 23.

Figure's name	Calculation's methodic	1st quarter, 2005	1st quarter, 2006
Own circulating assets, RUR	F. №1 L. 490 + F №1 L. 640 + F.№1 L. 650 - F. №1 L. 450 - F. №1 L. 190 - F. №1 L. 230	- 2809054000	-980761000
Index of the fixed asset	(F. №1 L. 190 + F. №1 L. 230) / (F. №1 L. 490 + F. №1 L. 640 + F. №1 L. 650 - F. №1 L. 450)	1,10	1,03
Ratio of the current liquidity	(F. №1 L. 290 - F. №1 L. 230) / (F. №1 L. 690 - F. №1 L. 640 - F. №1 L. 650)	1,22	1,24
Ratio of the quick liquidity	(F. №1 L. 290 - F. №1 L. 210 - F. №1 L. 220 - F. №1 L. 230) / (F. №1 L. 690 - F. №1 L. 640 - F. №1 L. 650)	0,87	0,89
Ratio of the owned assets autonomy	(F. №1 L. 490 + F. №1 L. 640 +F. №1 L. 650 - F. №1 L. 450) / F. №1 L. 300	0,79	0,85

At the outcome of the 1st quarter of the year 2006 the following changes in the ratio of liquidity took place:

- *ratio of the current liquidity characterizing the paying capacity of the Company under the complete mobilization of the circulating assets (sale of all reserves, total settle up with the debtors having a debt with a pay off term less than 1 year) amounted 1,24 by the 31.03.2006, i.e. having mobilized all circulating assets the Company will be able to pay off 100% of his short-term liabilities and 24% of the long-term;*
- *ratio of the quick (term) liquidity characterizes a paying capacity of the Company on timely payments of the debtors. Analysis of the quick liquidity ratio shows that as for a date of the 31.03.2006 the Company may pay off once 89% of his short-term liabilities provided the 100% liquidity of the short-term accounts receivable (term for paying off less than one year). It is the highest level of the quick liquidity for the previous reporting periods;*
- *ratio of the own assets autonomy defines the property share formed due to own sources (chartered, additional capital; not distributed profit etc.). A defining of a figure more than 50% the risk of creditors reduces to the minimum. At the 31.03.2006 this figure meaning was 85%.*

As for a date of the 31.03.2006 a deficit of the own sources of the circulating asset's forming amounted RUR 980 761 thousands.

The management bodies of the Issuer regarding the aforementioned information agree in their opinion.

4.3. Amount and structure of the issuer's capital and circulating assets

4.3.1. Amount and structure of the issuer's capital and circulating assets

a) accordance with the Articles of Association the chartered capital amounts RUR 606 163 800 (six hundred six millions one hundred sixty three thousands and eight hundred roubles);

b) Information on forming and using of the reserve fund is shown in the paragraph 8.1.3. of this present report.

Table 24.

Figure's name	2001	2002	2003	2004	2005	1 st quarter of the year 2006
a) Amount of the chartered capital, RUR	606 163 800	606 163 800	606 163 800	606 163 800	606 163 800	606 163 800
b) Total cost of the issuer's stock bought out by the issuer for the further resale	did not redeem	did not redeem	did not redeem	did not redeem	did not redeem	did not redeem

c) Amount of the capital reserves of the issuer, RUR	13 841 000	16 818 000	16 818 000	16 858 000	16 858 000	16 858 000
d) Amount of the additional capital, RUR	14849065000	19781299000	23605222000	22236879000	24844246000	25250371000
e) Amount of the unappropriated balance net proceeds, RUR	911 561 000	906 288 000	562 711 000	1655 553 000	1470401000	2386574000
f) amount of the Issue's target investment assets, RUR	0	0	0	0	0	0
g) total amount of the Issuer's capital, RUR	16600640000	20778963000	24791705000	24124874000	26937669000	28259967000

Amount of the additional capital during the period under examination (2001-2005) increased from 14 849 065 thousands roubles to 24 844 246 thousands roubles, or by 67,31%. During the year 2005 the additional capital increased by 2 676 703 thousands due to increasing of a property cost after revaluation, and reduced by 69 336 thousands roubles due to write-off the sum of evaluation of the fixed assets under retirement.

By the 31.03.2006 the sum of the additional capital amounted RUR 25 250 371 thousands. Additional capital may be spent by the Company to the following purposes:

-write-off the cost decreasing of the fixed assets due to their revaluation

-increase of the chartered capital

-writ-off the loss revealed at the outcome of the reporting period

- distribution between the Company's members.

Unappropriated balance of the last years consists of :

- ***accumulation fund (proceeds aimed to the capital investments financing; прибыль***
- ***funds of the additional valuation wrote-off from the additional capital under the fixed asset's object retirement;***
- ***fund of a social sphere (objects of the fixed assets of the municipal property subject to transfer);***
- ***profit earlier aimed to replenish the own circulating assets .***

During the period since the year 2001 till the year 2005 the own capital of the Company increased by 10 337 029 thousands roubles or by 62,3% (from 16 600 640 thousands roubles to 26 937 669 thousands roubles).

Thus an increasing of the own capital shows an effective work of the Company, also increasing of the financial independency.

The Structure of the owned capital was not changed in the 1st quarter of the year 2006: chartered capital, additional capital, capital reserves. The major share of the own assets falls at the additional capital(89,35%). The chartered capital is equal to 2,14%, capital reserves – 0,06% and Unappropriated balance of the previous years – 5,20%.

The structure and rate of circulating assets (thous.of rub.)

Table 25.

CIRCULATING CAPITAL	Line code	for 01.01.2006	for 31.03.2006
Resourse	210	1 252 923	813 696

Including: Store and other similar values	211	1 221 355	775 598
Stock on farming and fattening	212	-	-
Unaccomplished production inputs	213	-	-
Integrated products and goods for resale	214	2 736	2 416
Shipped goods	215	289	172
Future expenses	216	28 543	35 510
Other costs and resources	217	-	-
Acquired values VAT	220	762 908	363 516
Accounts receivable (outgoing expected in more than 12 months after reporting date)	230	301 794	288 498
Including: buyers and customers	231	167 187	156 968
Accounts receivable (outgoing expected in more than 12 months after reporting date)	240	1 870 240	2 555 731
Including: buyers and customers	241	650 859	1 011 073
Short-term investments	250	825	3 025
Cash resources	260	476 439	491 585
Other circulating capital	270	1 437	781
Total:	290	4 666 566	4 516 832

The own funds of the Company are the source of the circulating assets financing. The Company owned capital is enough for basic company recourse demand and current commitment covering. The demand provides production steadiness and sales of products.

The Company politics concerning circulating capital consists in the supply with acceptable structure and rate of the circulating assets of the Company to enhance assets liquidity. To cut down accounts receivable the work with buyers and customers is kept, bills payable and the overdue accounts receivable collection are handled.

The factors resulting in the changing of the circulating assets financing politics; assessment of chances of their forthcoming:

The following factors may influence the changing of the circulating assets financing politics:

1. *The conventional, payment and account discipline violation by customers will lead to the Society earning decrease and debts increase to creditors. In this case the issuer has to repay the bill payable due to charged borrowing costs attraction, substituting credit debts to suppliers and contractors for loan debts to banks and credit companies. According to the issuer's opinion the possibility of this factor is average.*
2. *The producing costs increasing leads to efficiency and the Company benefit volume reduce. According to the issuer's opinion the possibility of this factor is not high.*

4.3.2. The issuer's investments

The investments in accordance with PBU 4/99 "Company book-keeping" are considered to be:

- Investments in associated companies;

- Investments in limited companies;

- Investments in the other companies;

- Borrowing for more than 12 months;

- Borrowing for not more than 12 months;

- Owned shares, bought back from shareholders;

- Other investments.

The Company takes the balanced account investments into consideration .in accordance with PBU № 19/02 "Investment accounting", approved by the Ministry of Finance ban 10.12.2002 № 126.

The long-term Company investments (Balance sheet article 140) came to 448027 rubles by 31.12.2005 (not regarding the backlog for depreciation of JSC "Kuzbasshydroenergostroy" associated company investment at the rate of 118.619 rubles).

The long-term investments:

1. ***Investments in associated companies – 446.456 rubles;***
2. ***Investments in the other companies – 55.000 rubles:***
- ***50.000 rubles – LLC "TEK Magazine and Kuzbass resources" (6,67%);***
- ***4.000 rubles – LLP "South-West" (7,7 %);***
- ***1.000 – CJSK "Bagran" (7,14 %).***
3. ***Other investments – JSC "Novokuznetsk Aluminium factory" note of hand – 1.516 million rubles (drawn-on date "at sight, but not earlier than 06.03.2021"), got 07.02.2003 for electric power repayment.***

During 2005 long –term investments were cut down to 38 070 rubles.

It depends on:

1. ***investment write-off of the liquidated companies:***
- ***JSC "Andreevskoe"(Society ban № 553A from 19.09.2005)- 36 437 rubles;***
- ***JSC IK "Primula" (Society ban № 194 from 31.03.2005) – 10 000 rubles;***
- ***Ltd. "Supervolokno" (Society ban №193 from 31.03.2005) – 240 000 rubles;***
2. ***underpayment of postage fee into assessed contribution:***
- ***JSC "EAC Kuzbasstechenergo" (notification № IAC-252/434 from 04.04.2005, verification interpayment act of common registered stock floating) – 688 000 rubles;***
- ***OJSC "Kuzbassetremont"(notification № 40 from 04.04.2005, verification interpayment act of common registered stock floating) – 23 000 rubles;***
- ***OJSC "Kuzbass energy reparing company" (notification № 85-119/54 from 13.04.2005, verification interpayment act of common registered stock floating) – 50 000 rubles;***
- ***CJSC MU "HC Energetik"(notification ....of the state report registration of capital issues totals № 05-VG-03/11760 from 21.07.2005) – 30 000 rubles;***
- ***CJSC "Bagran" "(notification № 59 from 28.09.2005) – 3 000 rubles;***
3. ***sale of shares:***
- ***OJSC AKB "Kuzbassugolbank" (shares sale contract № 274 from 06.02.2004; list extract for OJSC AKB "Kuzbassugolbank" issuer according to the owner's account CB № 1376721 LLC "Bill centre Kuzbassenergo" by 09.06.2005) – 589 000 rubles.***

All investments are estimated according to balanced cost.

Capital issues investments (common stock) according to 2005 totals

Table 26.

Full and abbreviated company brand name, its address	**The date and number of the share issue registration**	**The amount of capital issues belonging to the issuer**	**Total nominal value of the issuer's share holding, thous. of rubles**	**Total book value of the issuer's capital issues, thous. of rubles**	**Investment efficiency**	**Current year expected loss , Thous. rubles**
Join-stock company "Kuzbasshydroenergostroy", JSC "KGES", Russia, Kemerovo region, Krapivinsky district	1-01-10487-F 06.04.2000 year RO FKCB RF in Siberian Federal district	118 619 000	118 619,0	118 619,0	Inefficient. Since 1997 100% share holding ownership there was no profits distribution. Now SDC is found to be in bankruptcy proceeding stage.	118 619,0

Join-stock company "Prokopievskenergo", JSC "Prokopievskenergo", Russia, Prokopievsk, Energeticheskaya st., 14	1-01-10934-F 31.07.2000 year RO FKCB RF in Siberian Federal district	1 938	32 300,0	19 380,0	Efficient. According to 2005 totals year the profits at the rate of 1000 rubles are to be distributed.	0
Join-stock company "Engeneering analytical centre" "Kuzbasstechenergo", JSC "Engeneering analytical centre" "Kuzbasstechenergo", 650099, Russia, Kemerovo, Stantsionnaya st., 17	1-01-11775-F 14.05.2004 year RO FKCB RF in Siberian Federal district	17 852	18 540,0	17 312,0	Efficient. According to 2005 totals year the profits at the rate of 1000 rubles are to be distributed.	0
Join-stock company "Kuzbass energyreparing company", JSC "Kuzbass energyreparing company", 650099, Russia, Kemerovo, Kuzneckij ave., 30	1-01-11760-F 29.04.2004 year RO FKCB RF in Siberian Federal district	29 190	29 240,0	29 972,0	Efficient. According to 2005 totals year the profits at the rate of 2036 rubles are to be distributed.	0
Join-stock company "Kuzbassetremont", ZSC "Kuzbassetremont", 654079, Russia, Kemerono region, Novokuznetsk, Nevsky st., 1	1-01-11792- F 23.09.2004 year RO FKCB RF in Siberian Federal district	11 728	11 751,0	8 744,0	Efficient. The Company join stock collaboration has a strategical nature. The Company is the main contractor of repair works carried out at JSC "Kuzbassenergo" electricity supply network establishments.	0
Join-stock company "Investment-industrial company" "Vodocanal", JSC "IIC Vodocanal", Russia, Kemerovo region, Prokopievsk, Kirpichnaya st., 3	1-01-11253-F 12.10.2001 year RO FKCB RF in Siberian Federal district	626	42 000,0	31 300,0	Inefficient. The corporate procedures of share holding sale are planned.	31 300,0
Closed Join-stock company "Autotransport enterprise" "Kuzbassenergo", CJSC "ATE" "Kuzbassenergo", 650006, Russia, Kemerovo, Stantsionnaya st., 4	1-01-25251-N 30.12.2002 year 1-01-25251-N -001D 30.04.2004 year RO FKCB RF in Siberian Federal district	164 044	5 000,0	103 834,0	Efficient. Accorging to 2005 totals year the profits at the rate of 376000 rubles are to be distributed.	0
Closed Join-stock company Medico-sanitary centre "Health centre Energetic" JSC MSC "Health Centre Energetic" Russia, Kemerovo, Kuzbasskaya st.,37	1-01-25252-N by 30.12.2002 1-001-25252-N-001D by 02.09.2004 RO FKCB RF in Siberian Federal district	116 745	116 745,0	114 496,0	Efficient. Accorging to 2005 totals year the profits at the rate of 384000 rubles are to be distributed.	0

Join-stock company "Kuzbassenergoservice", JSC "Kuzbassenergoservice", Russia, Kemerovo, Karbolitovskaya st., 10	1-01-24543-N by 17.07.2002 year RO FKCB RF in Siberian Federal district	500	500,0	2 298,0	Inefficient. The Company is the main contractor of repair works carried out at JSC "Kuzbassenergo" electricity supply network establishments.	0

Capital issues investments (common stock) according to 2006 first quarter totals

Table 27.

Full and abbreviated company brand name, its address	The date and number of the share issue registration	The amount of capital issues belonging to the issuer	Total nominal value of the issuer's share holding, thous. of rubles	Total book value of the issuer's capital issues, thous. of rubles	Investment efficiency	Current year expected loss , Thous. rubles
Join-stock company "Kuzbassghydroenergostroy", JSC "KGES", Russia, Kemerovo region, Krapivinskiy district	1-01-10487-F 06.04.2000 year RO FKCB RF in Siberian Federal district	118 619 000	118 619,0	118 619,0	Inefficient. Since 1997 100% share holding ownership there was no profits distribution. Now SDC is found to be in bankruptcy proceeding stage.	118 619,0
Join-stock company "Prokopievskenergo", JSC "Prokopievskenergo", Russia, Prokopievsk, Energeticheskaya st., 14	1-01-10934-F 31.07.2000 year RO FKCB RF in Siberian Federal district	1 938	32 300,0	19 380,0	Efficient. According to 2005 totals year the profits at the rate of 1000 rubles are to be distributed.	0
Join-stock company "Engeneering analytical centre" "Kuzbasstechenergo", JSC "Engeneering analytical centre" "Kuzbasstechenergo", 650099, Russia, Kemerovo, Stantsionnaya st., 17	1-01-11775-F 14.05.2004 year RO FKCB RF in Siberian Federal district	17 852	18 540,0	17 312,0	Efficient. According to 2005 totals year the profits at the rate of 1000 rubles are to be distributed.	0
Join-stock company "Kuzbass energy repairing company", JSC "Kuzbass energy reparing company", 650099, Russia, Kemerovo, Kuznetsky prospect , 30	1-01-11760-F 29.04.2004 year RO FKCB RF in Siberian Federal district	29 190	29 240,0	29 972,0	Efficient. According to 2005 totals year the profits at the rate of 2036 rubles are to be distributed.	0
Join-stock company "Kuzbassetremont", ZSC "Kuzbassetremont", 654079, Russia, Kemerono region, Novokuznetsk, Nevsky st., 1	1-01-11792- F 23.09.2004 year RO FKCB RF in Siberian Federal district	11 728	11 751,0	8 744,0	Efficient. The Company join stock collaboration has a strategical nature. The Company is the main contractor of repair works carried out at JSC "Kuzbassenergo" electricity supply network establishments.	0

Join-stock company "Investment-industrial company " "Vodocanal", JSC "IICVodocanal", Russia, Kemerovo region, Prokopievsk, Kirpichnaya st., 3	1-01-11253-F 12.10.2001 year RO FKCB RF in Siberian Federal district	626	42 000,0	31 300,0	Inefficient. The corporate procedures of share holding sale are planned.	31 300,0
Closed Join-stock company "Autotransport enterprise" "Kuzbassenergo", CJSC "ATE" "Kuzbassenergo", 650006, Russia, Kemerovo, Stancionnaya st., 4	1-01-25251-N 30.12.2002 year 1-01-25251-N -001D 30.04.2004 year RO FKCB RF in Siberian Federal district	164 044	5 000,0	103 834,0	Efficient. Accorging to 2005 totals year the profits at the rate of 376000 rubles are to be distributed.	0
Closed Join-stock company Medico-sanitary centre "Health centre Energetic" JSC MSC "Health Centre Energetic" Russia, Kemerovo, Kuzbasskaya st.,37	1-01-25252-N by 30.12.2002 1-001-25252-N-001D by 02.09.2004 year RO FKCB RF in Siberian Federal district	116 745	116 745,0	114 516,0	Efficient. Accorging to 2005 totals year the profits at the rate of 384000 rubles are to be distributed.	0
Join-stock company "Kuzbassenergoservice", JSC "Kuzbassenergoservice", Russia, Kemerovo, Karbolitovskaya st., 10	1-01-24543-N by 17.07.2002 year RO FKCB RF in Siberian Federal district	500	500,0	2 298,0	Inefficient. The Company is the main contractor of repair works carried out at JSC "Kuzbassenergo" electricity supply network establishments.	0

The other investment data (the investment of the chartered capital stock of the limited liability companies) are not available because they come to less than 10 % of JSC "Kuzbassenergo" full investments by the end of 2005 and the end of 2006 first quarter.

4.3.3. The issuer's intangible assets

The Company exclusive rights to the trade mark are displayed in the intangible assets structure.

Intangible assets amortization is charged due to the linear device, reasoning from the following beneficial use period:

Trade mark rights – 10 years.

In the accounts the intangible assets are shown through the original cost minus amortization, saved up during the usage period.

Table 28.

Name of the intangible asset establishments set	Original (replacement) cost, rubles	Amortization charged amount, rubles
Reporting date: 01.01.2002 year		
Trade mark	4 000	1 000

Total:	4 000	1 000
Reporting date : 01.01.2003 year		
Trade mark	4 000	1 000
Total:	4 000	1 000
Reporting date: 01.01.2004 year.		
Trade mark	4 000	1 000
Total:	4 000	1 000
Reporting date: 01.01.2005 year		
Trade mark	4 000	1 000
Total:	4 000	1 000
Reporting date: 01.01.2006 year		
Trade mark	4 000	3 000
Total:	4 000	3 000
Reporting date: 01.04.2006 year		
Trade mark	4 000	3 000
Total:	4 000	3 000

The intangible assets accounting is carried out according to PBU 14/2000 "The intangible assets accounting " approved by the Ministry of Finance ban № 91 16.10.2000.

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development

Account of NIOKR (Research, developmental and technological works) in the Company is carried out according to the Accounting Regulations "Account of charges on research, developmental and technological works " (PBU 17/02).

NIOKR expenses are shown in the accounting at the ass. 08 "Investments in the non-circulating assets " (p. 5 PBU 17/02).

Charges on research and development, which results are subject to the legal protection and are made out in the order established by the legislation in force (i.e. patents, certificates, other documents certifying the exclusive right of the Company on research and development's results) are received, were accounted as intangible assets (p. 4 PBU 14/2000).

Charges on research and development, which results were not made out in the provided order should be charge-off from the credit of the acc. 08 "Investments in the non- circulating assets" to the charges on ordinary activity by a linear way during the approved period (p. 11 PBU 17/02).

Research and development charge-off period is within 3 years.

Charges on research and development not given a positive result also research and development results which application was cancelled shall to be formed by the RD department of the subsidiary.

Report shall to be examined by the service of RD department of the executive body and with the technical director's authorization.

Production costs are subject to charge-off once only in composition of the extraordinary expenses of the reporting period.

Charges on research and development shall to be at the expense of the own assets.

Charges on research and development in the year 2005 see in the Appendix to the Accounting report , 2005 form №5 (Appendix 1), the charges on research and development as for a date of the 31.03.2006 amounted 10 483 thousands roubles.

4.5. Overview of the new trends in the sector of the issuer's core business

Electroenergetics is one of the leading industries of Russian economic.

Russian energy is at the fourth place in the world over the installed capacities and production volumes.

All existing in the Russian electroenergetics somehow or other relates practically all industries of national economy. Together the energy power is one of the most "problem" industries.

Structural reorganization of power branch through liberalization and decontrol of potentially competitive sectors were the main tendencies for the last ten years of world power industry development.

Due to these principles, the Concept of Strategy of reforming of the Joint Stock Company "RAO UES of Russia" "5+5" was developed and created. Nowadays this Concept is realized successfully by the management body "RAO UES of Russia" also by management of regional power companies.

On July, 11, 2001 the Decision № 526 « On reforming of power industry of Russian Federation » was approved by the Government. It directs to:

1. Divide business into monopolistic and competitive components. Generation and supply should be allocated as competitive business. Thus the Federal networks (FSK), Distributive network companies (DNC), and dispatching activity (System operator) will be under supervision of the State.

2. Create a competitive energy market implied a transition of existing sales process at the directive price (FOREM - Federal Wholesale Electric Power Market) to the market pricing mechanism (creation of AMT Administrator of market trade).

Decree of the Government of RF №1040-p approved the Schedule of activities for the primary stage of reforming was adopted as development of this present Decision.

In August, 2001 the Committee on reforming has been established at Board of directors of RAO " UES of Russia ". Its composition included representatives of minority shareholders, potential investors, the State and RAO " UES of Russia ". On December, 21 the Government of Russian Federation has approved the Decision № 881 " On the criteria of transfer of the main transmission lines and objects of the power network economy to the Unique (all-Russian) power network ".

Principal facts of the year 2002 in the sphere of reforming were the following:

- adoption by the State Duma of RF in its first regarding a pack of the bills devoted to energy power reforming;

- spending of auctions of electric power in the imitation mode by the NP "ATS" together with JSC "SO-TsDU UES";

- creation of infrastructural institutions in the branch, i.e. the Federal Network Company and the Sysop;

- preparation of a strategy for reforming of RAO "UES of Russia";

- termination of a preparatory stage of reforming of RAO "UES of Russia";

- development and adoption of the basic variant of reforming of JS-energo;

- preparation to implementation of the pilot projects of reforming of JS-energo;

- spending of the first stages of reforming of the scientific and designing complex of RAO "UES of Russia", also of energyreparing and service activities.

By the Resolution of the Government of Russian federation №226 dd. 2 of April 2002 "On the pricing regarding to electric and heat power" the new "Pricing principles" and "Regulations of the State regulation and application of the tariffs on electric and heat power in Russian Federation" were implemented. The Corporate Policy Code was approved by RAO "UES of Russia".

In September 2002 the non commercial partnership "Administrator of trade system"(NP "ATS" began auctions of electric power in imitation mode. One of the positive tendencies of the year 2002 was approaching of the tariffs to the economic valid, otherwise the level of the cross financing between the groups of consumers reduced.

The Board of Directors of RAO "UES of Russia" approved the base variant for reforming of regional energy systems, i.e. the RAO "UES of Russia" subsidiaries, also the exit of enterprises belonging to the Holding Company RAO "UES of Russia" from the non profile assets aimed to the expenses minimization relate to the ownership. The Board of Directors of RAO "UES of Russia" has approved the decision on termination of participation of RAO "UES pf Russia" in ZAO "TsDR FOREM" by way of selling of 75% holding of stock belonging to ZAO "TsDR FOREM" to the Non commercial partnership "ATS".

On the night of April, 1, 2003 the function of operative - dispatching administration of the Unified Energy System of Russia were transferred from regional dispatching administrations (RDA) of JS –energo to the regional dispatching administrations (RDA), i.e. to the subsidiaries of JSC " System operator – Central Dispatching Administration of Unified Energy System (CDA UES").

In April 2003 the pack of legislative acts on electric power reforming came into the force including such federal laws as:

- "On electric power";

- "On the features of electric power functioning during the transition period and on the modifications in some legal acts of Russian Federation, and on recognition as invalid some legal acts of Russian Federation due to adoption of Federal Law "On electric power";

- "On modifications and amendments to the Federal Law "On the Sate regulation of tariffs on electric and heat power in Russian Federation";

- "On modifications and amendments to the Federal Law "On the Natural monopoly";

- «On modifications and amendments to the second part of the Civil Code of Russian Federation";

- "On modifications of the Federal Law "On energy power saving".

Working group on modification of the Strategy of JSC RAO" UES of Russia " for the years 2003 - 2008 "5+5" created at Board of Directors of RAO " UES of Russia " has examined the Program of the Concept of the Strategy of RAO " UES of Russia " for the years 2003 - 2008" 5+5 taking into account the remarks and offers.

In the I half-year 2003 the process on enhancement and development of the mechanisms for competitive trade within the regulated wholesale market of electric power (capacity) proceeds. According to the existing normative legal documents monthly auctions of the above-planned electric power were spent, the volume of electric power subjects to selling at the auctions amounted 3,1% of the volume of supply to the home market.

Together with JSC"SO-CDU UES of Russia" (System operator – Central Dispatching Administration of Unified Energy System) in the I six months 2003 the trade of electric power over the scheme "Energopul" proceeds, the share of sale for the reporting period increased twice and amounted 1,3% of the total volume of the supply to the FOREM (home market).

The 31st of October 2003 the Board of Directors of RAO "UES of Russia" at the ordinary meeting heard information on the possibility of creation of the territorial generating companies (TGC) by way of co-incorporation by several JS-energo.

Variant of creation of TGC by way of co-incorporation is implicate its creation as a large operational company at the first stage of JS-Energo reforming. TGC shall be co-incorporated by several JS-energo by way of entering of their generating assets to the chartered capital of the newly created company. Thus it's a possibility at the early stage to create a large operational company whose shareholders will be incorporated it JS-energo.

According to the Resolution of the Government of RF №643 dd. 24.10.this present year "On the rules of the electric power (capacity) market during the transition period", since November, 1, 2003 at the same time with the regulated sector of the wholesale electric power market (existing Federal wholesale electric power (capacity) market) the competitive sector supposing the trade in hourly volumes of the electric power on free prices is started.

Thus in the free sector each manufacturer may offer up to 15 % from the fixed capacity, and each consumer can declare purchase up to 30 % from own scheduled consumption. Economic benefit of the free sector of the wholesale electric power market launching is obvious. Densities of electric power supply by heat power plants with rather low industrial expenses has increased, while the supply by "expensive" generating capacities, on the contrary reduced.

In March 2004 allocation of repairing activity was finished according to the Program on energyreparing activity of JSC "Kuzbassenergo" approved by the Design Group on reforming of energyreparing activities and creation of technological services market of JSC RAO "UES of Russia" dd. 01.07.2003.

Subsidiary named "Maghistralnye electric networks" (Main-line electric networks) was created within the activity on reforming of electric network complex on the ground of the property complex on trunk transmission lines related to the Unique national electric network.

In February 2005 the Board of Directors of RAO "UES of Russia" approved a decision on modification of the scheme of allocation of the main-line transmission lines of JS –energo. New order of electric network complex reforming provided:

1) transfer in the main-line network companies (MNC) over the divided balance of the objects of UNUS and monetary to the expenses compensation;
2) payment of stocks belonging to JSC RAO "UES of Russia" to MNC allocated under the reorganization of JS-energo in the chartered capital of JSC"FNC UES";
3) joining of MNC as its segregation from the composition of JS-energo to one MMNC "Centre", which also the others MMNC simultaneously join.

Within the electric power reforming on the territory of Siberia the competitive sector of wholesale market was created which is till now extending to the European part of Russia and Ural.
Wholesale market of electric power in Russia is divided in two sectors, i.e. regulable (the Sate fixes the tariffs) and competitive, whose participants may sell at the free price to 15% of the outputted energy.
The 1st May 2005 the competitive sector of wholesale market of electric power was launched in Siberia.
The Kuzbass energy system feature is in the fact that the JSC "Kuzbassenergo" both sell and buy electric power.
14 affiliated companies of RAO " UES of Russia " took part in the first tenders in competitive sector of the wholesale market of the electric power on the territory of Siberia. The operator of competitive sector of the wholesale market of the electric power in Siberia is the Noncommercial partnership « Administrator of trade system ».
In the 12ths of July 2005 the Board of Directors of the JSC "Kuzbassenergo" approved the substantial reforming condition contains the action's schedule on the JSC 'Kuzbassenergo" reforming, a target state of reforming and a scheme of interterritorial consolidation.

By the Order №476 dd. July, 29, 2005 the Plan-schedule of reforming was approved, defining the trends of energy system activity at reforming to the 2st half year 2005 and to the year 2006.
Evaluation of a market price of a stock of the JSC "Kuzbassenergo" as for a date of 30.06.2005 was made by the independent valuator. Price per one stock fro redemption purposes was established equal RUR 17,57.

By the resolution of the Board of Directors of JSC RAO "UES of Russia" dd. 23.12.2005 the program on reforming of JSC "Kuzbassenergo" adopted 24.06.2004 was cancelled and the new program was approved provided segregation of JSC "Western-Siberian TETs" and JSC "South-Kuzbass GRES" with proportionally stock allocation between the shareholders except 50%=1 stock subject to purchase by the JSC "Kuzbassenergo". Termination of participation in these two companies will be carried out by way of share holdings selling as united lots at the open auctions furthermore every shareholder will receive right to sell his stocks in composition of the united lots at the date of shareholders register closing.
Purchasing by JSC "Kuzbassenergo" of generating and heat network assets of JSC "Altayenergo" is provided in future.
The extraordinary general meeting of shareholders of JSC "Kuzbassenergo" took place the 30.12.2005.
Decision on reorganization of JSC "Kuzbassenergo" by way of segregation of the following objects saving the structure of the chartered capital was accepted over the voting results:

- *JSC «Kuzbassenergo – regional electric network company";*
- *JSC «Kuzbass energy supply company";*
- *JSC "Main-line electric networks "Kuzbassenergo";*
- *JSC 'Western-Siberian TETs";*
- *JSC "South-Kuzbass GRES".*

Socks of the newly creating by JSC "Kuzbassenergo" companies - (JSC «Kuzbassenergo – regional electric network company", JSC «Kuzbass energy supply company", JSC "Main-line electric networks "Kuzbassenergo", JSC 'Western-Siberian TETs", JSC "South-Kuzbass GRES") shall be distributed between the shareholders of JSC 'Kuzbassenergo' including the shareholders who had voted against or who had not took participation in voting over the agenda on reorganization of the Company proportionally to

the number of the stocks owned by them belonging to the JSC "Kuzbassenergo".

JSC "Kuzbassenergo" gets 50%+1 stock in the chartered capital of the JSC "South-Kuzbass GRES" and JSC "West-Siberian" TETs.

To the shareholders who voted against or who did not vote, it is offered to acquire the shares in the JSC "Western-Siberian TETS" and JSC "South –Kuzbass GRES" proportional to their present share in chartered capital of JSC "Kuzbassenergo".

The shareholders voting "for" the segregation of new companies, should acquire the shares proportional to their share in the chartered capital of JSC 'Kuzbassenergo" but from "rest" of chartered capitals of JSC « Western - Siberian TETs » and JSC« South - Kuzbass GRES » minus shares of JSC "Kuzbassenergo" and the shareholders voted against or not voted.

The stock of the newly creating companies not distributed among the shareholders of the Company shall be deemed as acquired by JSC "Kuzbassenergo".

The Board of directors approved a dividing balance at 30.06.2005. Preparation of the intermediate dividing balance at the 31.12.2005 started.

The Board of Directors plan to examine the intermediate dividing and a forecasted entrance balances till the 28 of June 2006.

A project on dividing of the output power rates and a volume of the need gross receipt were prepared and submitted to the coordination to the task group in March and April of the current year , also the obligatory documents were submitted to the Not profit partnership "Trade system administrator" and Regional power committee.

The 20th of March, 2006 the Board of Directors examine the offers of the shareholders of the newly creating companies due to the JSC "Kuzbassenergo" reorganization on the inscribing of the proposed nominees in the list of persons to vote in the elections in the management and supervision bodies of the each of the newly creating companies.

The drafts of the Charters of the segregated companies were worked out in the JSC "Kuzbassenergo" and were sent to the members of the Board of Directors. According to the reforming schedule the meetings of shareholders of the all five segregated companies are scheduled to spend in the 18th of May, 2006 where it is planning to make the final decision on appointment of the general directors of the companies, also forming of the Boards of Directors and Revision committees.

The newly creating companies shall to do the State registration of legal entity till the 1st of July of the year 2006.

V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees)

5.1. Information about the structure and competence of the issuer's regulatory bodies

The Company's regulatory bodies are represented by: **(according to the art. 9 of the Articles of Association)**
- General Meeting of the Company's shareholders
- Board of Directors
- Management Board
- General Director of the Company.

The Company is determined by the Charter of the Company and by the internal documents, i.e.:

- Provision on the order of preparation and conducting of General meeting of Shareholders of JSC "Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 02.06.2003.,

- Provision on convocation and conducting of meetings spend by the Board of Directors of JSC 'Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 21.06.2002, with amendments and modifications approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 27.06.2005.

- Provision on the Management Board of JSC "Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 21.06.2002.

Competence of the General meeting of shareholders, of the General Director and of the Management Board is determined by the Charter of the Company approved by the Annual general meeting of shareholders dd. 21.06.2002 including the following modifications and amendments to the Charter of the Company:

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 02.06.2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Annual general meeting of shareholders 02.06.2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 01.07.2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 26.09.2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 04.11. 2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 30.04.2004;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 22.06.2004;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Annual general meeting of shareholders 24.06.2004;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 25.03.2005

Charter of the Company including modifications and amendments, also internal documents regulating daily activity of the issuer's authorities are shown on the Web-page of the Company: http://www.kuzbassenergo.ru/ *in paragraph "To Shareholders and investors" on the page* http://www.kuzbassenergo.ru/invest/doc/doc/

Competence of the General meeting of shareholders of JSC 'Kuzbassenergo":
In accordance with paragraph 10.2 of the article 10 of the Articles of Association, the competence of the General meeting of shareholders includes:

1) alteration and amendment of the Company's Articles of Association or adoption of the Company's Articles of Association in a new edition;
2) reorganization of the Company;
3) liquidation of the Company, appointment of a liquidation committee and adoption of the intermediate and

final liquidation balance sheets;
4) determination of number, nominal value, category (type) of the declared stocks and rights granted by these shares;
5) increase of the authorized capital of the Company through an increase of the nominal value of shares or through an additional placement of shares;
6) decrease in the authorized capital through a decrease in the nominal value of shares, through an acquisition by the Company of a part of the shares in an effort to decrease their total amount, and also through redemption of these shares acquired and bought out by the Company;
7) splitting and consolidation of the company's shares;
8) adoption of a decision on placing by the Company of bonds subject to convert into shares and others issuing securities subject to convert into shares;
9) election of members of the Board of Directors and early termination of their powers;
10) election of members of the revision committee of the Company and early termination of their powers;
11) approval of the Auditor of the Company:
12) adoption of a decision on powers transfer of the Corporate executive body to the management company (manager);
13) approval of annual reports, annual accounting statements including the Company's profit and loss accounts, as well as distribution of profits (including payment (announcement) of dividends except for profit distributed as dividends based on the results of the first quarter, six months, nine months of the fiscal year) and losses of the Company in the fiscal year;
13.1.) payment (announcement) of dividends based on the results of the first quarter, six months, nine months of the fiscal year;
14) determination of the procedure of the General Meeting of Shareholders;
15) making decisions about approval of transactions in the cases provided by art. 83 of the Federal law "On joint stock companies";
16) making decisions about approval of major transactions in the cases provided by art. 79 of the Federal law "On joint stock companies";
17) making decisions on participation in holding companies, financial and industrial groups, associations and other consolidated business entities;
18) adoption of internal documents regulating activities of the Company's authorities;
19) making decisions on payment to the members of the Revision Committee of the Company of remuneration and / or reimbursement ;
20) making decisions on payment to the members of the Board of directors of the Company of remuneration and / or reimbursement ;
21) making decisions on the other questions provided by the federal Law " On Joint stock companies".

Competence of the Board of Directors of JSC "Kuzbassenergo" " :
In accordance with paragraph 15.1 of the article 15 of the Company's Articles of Association the following issues are within the competence of the Board of Directors of the Company:

1) prioritizing business directions of the Company;
2) convening regular (annual) and extraordinary Meetings of the shareholders of the Company's unless otherwise provided by clause 14.8 of the article 14 this present Articles of Association and announcement on the date of conducting of the new general meeting of shareholders of the company instead of frustrated due to lack of quorum.
3) approval of the agenda of the General Meeting of Shareholders of the Company;
4) appointment of the secretary of the General Meeting of Shareholders of the Company:
5) deciding on the date of drawing a list of persons that are entitled to participate in the General Meeting of Shareholders and other issues that are related to preparation and holding of the General Meeting of Shareholders;
6) submitting issues envisaged by subparagraphs 2, 5, 7, 8, 12-19 of the paragraph 10.2 of the article 10 of this present Articles of Association for discussion of the General meeting of shareholders;
7) deciding on placement of bonds and other issued securities by the Company except the cases provided by the Federal Law "On Joint Stock Companies" and by the Articles of Association;
8) endorse decisions to issue securities, securities issue prospectuses, securities issue summary reports, securities issuer's quarterly reports; approve a share acquisition summary report;
9) determine the value (money valuation) of property, placement and buy-out price of issue securities in the

cases specified by the Federal Law on Joint-Stock Companies, also in the cases provided by the subparagraphs 21,39 of the paragraph 15.1 of the present Articles of Association;
10) acquire shares, bonds and other issue securities placed by the Company, in the cases specified by the Federal Law "On Joint-Stock Companies";
11) alienation (disposal) of the Company's shares at the Company's dispose due to their purchase or buy-out from the shareholders by the company;
12) appointment of General Director and early termination of his powers;
13) election of members of the Management board of the Company and early termination of their powers; making decisions on payment to the members of the Management board of the Company of remuneration and / or reimbursement
14) making recommendations to the General Meeting of Shareholders concerning the size of remunerations and compensations to be paid to the members of the Company's Revision Committee; setting the size of the auditor's fees for his services;
15) make recommendations as to the size of dividends for shares and procedure of dividend payment;
16) approval of the Company's internal documents determined a procedure of forming and using the Company's funds;
17) decision making on the company's funds using; approval of the budget for the assets using over the special funds; examination of the budget fulfillment on the assets using over the special funds;
18) endorse the Company's internal documents, except for internal documents which are to be endorsed by the general meeting of shareholders of the Company also the other internal documents which are to be endorsed by the executive bodies of the Company.
19) approval of annual (quarterly) business-plan and of report on its lay-out, also approval (correction) of the control features cashflow (budget) of the Company and /or approval (correction) of cashflow (budget) of the Company;
20) creation of subsidiaries, opening of representation offices and their liquidation
20.1) making respective changes in the Company's Articles of Association concerning creation of the subsidiaries, opening of the representative offices of the Company (including changes of information on full company's name and location of subsidiaries and representative offices of the Company) and their liquidation;
21) deciding on the Company's participation in other organizations (including co-ordination of the chartered documents and candidates to the management bodies of the newly creating companies), market share changing (share's number, share size), charge of shares and stocks, termination of the Company's participation in other organizations.
22) defining a credit policy of the Company concerning the granting of loans, credits, guarantees and bails, liabilities under the bills (issue of promissory note and transfer note), transfer of the property to the pledge and decision making on the Company's transactions in the cases when the procedure of decision making is not provided by the credit policy of the Company;

23) endorse major deals in the cases provided by Chapter X, Federal Law "On Joint Stock Companies";
24) endorse transactions in the cases provided by Chapter XI, Federal Law "On Joint Stock Companies";
25) approval of the Company's registrar and terms and conditions of the contract with him, also cancellation of the contract with him;
26) election of the Chairman of the Board of Directors of the Company and early termination of his powers;
27) election of the deputy Chairman of the Board of Directors of the Company and early termination of his powers;
28) election of the Secretary of the Board of Directors and early termination of his powers;

29) preliminary approval of resolutions on the Company entering into deals connected with the gratuitous alienation of the property of the Company or interests (demands) to itself or to the third parties; deals connected with exemption from the property liabilities before himself or before the third party; deals connected with gratuities rendering of services (works) by the Company to the third parties in the cases (amounts) determined by a separate procedure established by the Board of Directors, decision making on the transactions subject to making by the Company in the case when the aforementioned cases (amounts) are not defined;

30) decision making on the powers termination of the management company (manager);

31) decision making on appointment of the Acting as General Director and Members of the Management Board in the cases provided by paragraphs 19.11 and 19.12 of the Articles of Association;
32) bringing to disciplinary liability of the General Director of the Company and members of the Management Board, also their incentive according to the labor code of Russian Federation;

33) examination of the General Director's reports on the Company's activity (including fulfillment of his duties), also fulfillment of the decisions adopted by the General meeting of Shareholders and by the Board of Directors of the Company;
34) approval of the cooperation of the Company with the organizations where the company is interested;
35) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain".
a) on determining the agenda of a general shareholders meeting (Members) of a SDC;
b on reorganizing, liquidating a SDC;
c) on determining the number of directors on the Board of Directors of a SDC, nominating and electing its members and early termination of their terms of office;
d) on determining the quantity, nominal value, class (type) of the declared shares of SDC and rights conferred by these shares;
e) on increasing the chartered capital of a SDC by increasing the nominal value of shares or placing additional shares
f) on placing SDC securities convertible into ordinary shares;
g) on splitting, consolidating the shares of a SDC;
h) on approving major deals made by SDCs;
i) on participation of SDC s in other organizations (on joining an operating organization or establishing a new organization) as well as on acquiring, alienating or encumbering shares and units in the chartered capitals of organizations in which a SDC is a member, and on changing the unit in the chartered capital of the respective organization;
j) on making deals by a SDC (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;
k) on making changes and amendments to the chartered documents of SDC;
l) on determining the procedure for remuneration's payment to the members of the Board of Directors and Revision Committee of SDC;
36) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain":
a) on determining the position of SDC representatives on items of agendas of general shareholders meeting (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs, concerning the making (approval) of deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;
b) on determining the position of SDCs representatives on items of agendas of general shareholders meetings of (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs that are engaged in the production, transmission, dispatching, distribution and sale of electricity and heat, on reorganization, liquidation, and increase of the chartered capital of such companies by increasing the nominal value of the shares or by placing additional shares, and placing of securities convertible in ordinary shares

37) preliminary approval of decisions of resolutions on the Company entering into:

a) deals with the Company's non-circulating assets constituting 10 to 25% of the balance sheet value of those assets as of the date of the decision to make such a deal;
b) deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) determined by a separate procedure established by the Board of Directors of the Company;
38) decision making on the Company entering into deals that constitutes fixed assets or incorporeal assets of the Company constituting 5-25% of the balance sheet value of the fixed assets of the Company as for the date of the decision to make such a deal;
39) approval of nominees subject to election to the post of Sole executive body, other management bodies, supervision bodies, also candidate of the auditor of the companies, whose shares and units are held by the Company, intended to production, , transmission, dispatching, and distribution of electricity and heat, also repair and maintenance;
40) defining of insurance guarantees including approval of the Insurer of the Company;
41) approval of the independent valuator (valuators) of the company intended to define the value of shares, property and other fixed assets of the company in the cases provided by the Federal Law "on Joit Stock Companies, by the Articles of Association, also by separate decisions of the Board of Directors of the Company;
42) preliminary approval of collective agreement and other agreements made by the Company within the social-labor relations regulating;
43)approval of a candidate of the Financial consultant whose attraction is obligatory according to the Federal Law "On securities market".
44) other questions included in the competence of the Board of Directors by the Federal Law "On Joint Stock Companies" and by the Articles of Association.

Competence of the Sole and Corporate Executive Bodies of JSC "Kuzbassenergo":
Management of the current activity of the Company is in the competence of the Sole executive Body , i.e. General Director and of the Corporate Executive Body, i.e. Management Board of the Company.
The following issues are in the competence of the Management Board of the Company (according to the par. 20.2 of the art. 20 of the Articles of Association):

- decision making on the issues related to the competence of the superior management bodies of the SDC 100% (one hundred) of the chartered capital in which is owned by the Company (according to the subparagraphs 37 and 38 of the paragraph 15.1 of the Articles of Association);
- preparation and submitting for consideration of the Board of Directors the reports on financial and economic activity of SDC, 100% (one hundred) of the chartered capital in which is owned by the Company;
- development and submitting for consideration to the Board of Directors the long-term plan of the main activity areas of the Company;
- preparation of annual (quarterly) business-plan and report on its lay-out, also approval (correction) the cashflow (budget) of the Company, in case if the Board of Directors of the Company did not approve the cashflow (budget) of the Company;
- preparation of report on financial and economic activity of the Company, on fulfillment by the Management Board of resolutions adopted by the General meeting of shareholders and by the Board of Directors of the Company;
- approval of education and professional development plans and actions for the labor staff of the Company;
- making decision on the entering into deals which subject are the property, works and services with constituting 1 to 5% of the balance sheet value of the fixed assets of the Company defined as for the date of such a decision making (except for the cases provided by the subparagraphs 39, 40 pf the paragraph 15.1 of the Articles of Association);
examination of reports on the results of the approved plans lay-out, also the programs, directions, report's examination, documents and other information on the company's activity and its subsidiaries and affiliated companies made by the deputies general directors, heads of the organization departments of the company;
- decision making on other issues concerning daily activity of the Company in accordance with resolutions of the General meeting of the Company, the Board of Directors, also the issues submitted for consideration to the

Management Board by the General Director of the Company.

The competence of the General director of the Company includes all issues of daily activity management of the Company except for related to the competence of the General Meeting of Shareholders of the Company , the Board of Directors and the Management Board of the Company.

The General Director acts without a power of attorney on behalf of the Company with those limitations provided by the legislation in force, by the Articles of Association and by the resolutions of the Board of Directors and performs the following actions on behalf of the Company:
- provides fulfillment of the activity plans of the Company obligatory to its tasks decision;

- organizes accounting process and reporting in the company;
- disposes of the Company's property, enters into the deals on behalf of the Company, grants powers of attorney , opens settlement accounts and other accounts of the Company in banks, other credit institutions (also in the cases provided by the current legislation in the institutions whish are the professional participants s of the securities market);
- issues orders, approves (accepts) instructions, local normative acts and other internal documents of the Company over the issues under his competence, gives instructions which are compulsory for execution by all the Company's staff;
- approves the Provisions on the subsidiaries and representative offices of the Company;
- approves the principal composition of the executive body of the Company;
- according to the principal composition of the executive body of the Company approves the staff list and official salary of the Company's labor staff;
- accomplishes his rights and duties as employer toward the labor staff of the Company provided by the labor legislation in force;
- carries out the functions of the Chairman of the Management board of the Company;
- distributes duties between the deputies General Director;
- submits for consideration of the Board of Directors the reports on financial and economic activity of subsidiaries and affiliated companies which shares (units) are in the property of the Company; also information on other companies where the Company has his interest except for the cases provided by the subparagraph 2) , paragraph 20.2 , article 20 of the Articles of Association;
- not later than forty-five (45) days before the date of the annual general shareholders meeting of the Company, submits the Company's annual report, balance of accounts, profit and loss statement, profit and loss distribution for the consideration of the Company's Board of Directors;
- makes decisions on other issues related to the current daily activity of the Company except the issued within the competence of General meeting of shareholders of the Company, the Board of Directors and the Management Board of the Company.

The Corporate behavior (governance) Code was not approved in the JSC "Kuzbassenergo", thus in its relations with the shareholders the JSC "Kuzbassenergo" is guided by the Corporate Governance Code of JSC RAO "UES of Russia" approved by the resolution of the Board of Directors of JSC RAO "UES of Russia" (minutes №104 dd. 09.11.2001).

5.2. Information about members of the issuer's management bodies
Board of Directors:

1. **Vagner Andrey Alexandrovich – member of the Board of Directors**
   Date of birth: 1957.
   Education: higher
   Experience for the last 5 years

   Period: 2000 - 2004
   Institution: RAO "UES of Russia"

Post: Chief of the Department on electric plants

Period: 2004- present time

Institution: RAO "UES of Russia"

Post: Deputy managing director of the Business unit №2 .

Share in the chartered capital of the Issuer: 0,027 %..

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Enters into the Board of Directors of the following companies:

1. ***JSC "Berezovskaya GRES", Chairman of the Board of Directors since 10.06.2004;***
2. ***JSC "TGC-10", Chairman of the Board of Directors since 31.03.2005.;***
3. ***JSC "Penzenskaya energy holding company", Chairman of the Board of Directors since 01.01.2005.;***
4. ***JSC "Cheliabenergosbyt", Chairman of the Board of Directors since 31.01.2005;***
5. ***JSC "Nizhedorodskaya generating company", Chairman of the Board of Directors since 01.02.2005 ;***
6. ***JSC "Ugrerodny fund", member of the Board of Directors since 01.03.2005;***
7. ***JSC "Shaturskaya GRES-5", Chairman of the Board of Directors since 01.04.2005;***
8. ***JSC "Serovskaya GRES", Chairman of the Board of Directors since 01.04.2005 ;***
9. ***JSC "OGC-4", Chairman of the Board of Directors since 04.03.2005;***
10. ***JSC "Surgutskaya GRES-1" Chairman of the Board of Directors since 01.06.2005;***
11. ***JSC 'Stavropolskaya GRES", Chairman of the Board of Directors since 27.06.2005.;***
12. ***JSC "Volzhskaya TGC" (Fuel generating company -7), member of the Board of Directors since 01.08.2005.***

Bolshakov Andrey Nickolaevich – Member of the Board of

Date of birth – 1955

Education: ***higher***

Experience for the last 5 years:

Period: ***1998-2002***

Institution: Ministry of Russian Federation on nuclear power

Post: ***Consultant***

Period: ***2002 – 2005***

Institution: MDM Group, Joint Stock Company "Siberian Coal Energy Company"

Post: Deputy chief of Department on strategical development

Period: ***2005 – present time***

Institution: Limited Liability Company "Investments and development Group"

Post: Manager of projects on fuel-energy complex.

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Enters into the Board of Directors of the following companies:

1. ***JSC "Khabarovkenergo", Member of the Board of Directors since 27.06.2005 ;***
2. ***JSC "Omsk energy generating company", Member of the Board of Directors since .05.2005;***
3. ***JSC "Buriatgeneration", Member of the Board of Directors since 02.06.2005.;***
4. ***JSC "TGK-14 (Fuel generating company -14), Member of the Board of Directors since 07.12.2004.***

Bychkov Mikhail Yurievich - Member of the Board of Directors
Date of birth: ***1978***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999-2001***
Institution: **ZAO Legal agency "KB EGIDA"**
Post: **legal adviser**

Period: ***2001 – 2003***
Institution: ***Ltd. "FEAT"***
Post: **legal adviser**

Period : ***2003 – 2003***
Institution: **ZAO "Stoyteks Moscow"**
Post: **Head of corporate department**

Period: ***2003 – 2004***
Institution: Ltd. "Balance-Profi"
Post: **legal adviser**

Period: ***2004 – present time***
Institution: **JSC RAO "UES of Russia"**
Post **Leading expert**
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Post taken in the management boards of the other legal entities:

1. ***JSC "Energoteplocontrol" (Omsk) , Member of the Board of Directors;***
2. ***JSC "Northern Caucasia energy reparing company", Member of the Board of Directors;***

3. *JSC "Kuzbassetremont", Member of the Board of Directors;*
4. *JSC "Serovskaya TETS", Member of the Board of Directors;*
5. *JSC "Dzerzhinskaya TETS", Member of the Board of Directors;*
6. *JSC "Khakassetremont", Member of the Board of Directors;*
7. *JSC "Serovskaya GRES", Deputy Chairman of the Board of Directors*
8. *JSC "Karacheyevo-Cherkesskenergo", Member of the Board of Directors;*

Grekhov Andrey Nickolaevich – Member of the Board of Directors
Date of birth: ***1969***
Education: ***higher***
Experience for the last 5 years:
Period: ***2000 - 2001***
Institution: **JSC "Novosibirskenergo"**
Post: **Deputy financial director**

Period: ***2001 – 2002***
Institution: ***«Vimm-Bill-Dann Azia"***
Post: **Director on development**

Period: ***2002 – 2004***
Institution: ***«Vimm-Bill-Dann Azia"***
Post: **Executive Director of the plants belonging to JSC "Ufamolagroprom" (Ufa)**

Period: ***2004 – 2004***
Institution: **Financial expertise bureau**
Post: **Consultant on electroenergetic's areas**

Period: ***2004 – present time***
Institution: **JSC RAO "UES of Russia"**
Post: **Chief expert of the Department of market of the Centre on reforming management.**
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no** Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Evseenkova Elena Vladimirovna – Member of the Board of Directors
Date of birth: ***1980***
Education: ***higher***
Experience for the last 5 years:
Period: ***2002 - 2003***
Institution: **JSC RAO "UES of Russia"**
Post: **First category Expert**

Period: ***2003 – 2004***

Institution: **JSC RAO "UES of Russia**
Post: ***Leading expert***

Period: ***2004 – present time***
Institution: **JSC RAO "UES of Russia**
Post: **Chief of the Department on financial analysis and forming of the dividends of the Department on economic planning and financial supervision.**
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Enters in the Board of Directors of the following legal entities:

- ***JSC "Berezovskaya GRES", Member of the Board of Directors;***
- ***JSC "Orenburg heat generating company", Member of the Board of Directors;***
- ***JSC "Surgutskaya GRES-1", Member of the Board of Directors;***

Eliseeva Irina Eduardovna – Member of the Board of Directors
Date of birth: ***1978***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999 - 2002***
Institution: **ZAO "TransExpert"**
Post: **Legal adviser**

Period: ***2002 – present time***
Institution: **Firm of attorneys №21 of the Bar "Moscow city Bar-1"**
Post: ***Advocate.***
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Post taken in the management boards of the other legal entities:

1. ***JSC " Orlovskaya main-line network company", Member of the Board of Directos since 29.03.2004;***
2. ***JSC "Amurenergo", Member of the Board of Directors since 27.05.2005;***
3. ***JSC "Energoservice" (Omsk), Member of the Board of Directors since 03.06.2005;***
4. ***JSC "Daltechenergo", Member of the Board of Directors since 24.06.2005;***
5. ***JSC ""Yakut energy repairing company", Member of the Board of Directors since 10.06.2005;***

6. *JSC "Nieriungryenergoremont", Member of the Board of Directors since 10.06.2005;*
7. *JSC "Khabarovsk repair-building company", Member of the Board of Directors since 23.05.2005.;*
8. *JSC "Kirovenergosbyt", Member of the Board of Directors since 26.08.2004;*
9. *JSC "Cheliabenergosbyt", Member of the Board of Directors since 12.11.2004;*
10. *ZAO* " **MSC "Health Center "Energetic"** *(Kemerovo), Member of the Board of Directors since 25.02.2005;*
11. *JSC AC 'Omskenergo", Member of the Board of Directors since 23.06 .2005;*
12. *JSC " Specavtokhoziaystvo" (Chita), Member of the Board of Directors since 23.03.2005;*
13. *JSC "Guberovsky repair –mechanical plant", Member of the Board of Directors since 10.06.2005.*

Kozhura Ruslan Viacheslavovich – Member of the Board of Directors
Date of birth: ***1963***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999 – present time***
Institution: ***Firm of attorneys "Anis and Co." of the Bar 'Moscow city Bar "***
Post: ***Advocate***
Period: ***1999 – 2001***
Institution: ***International methodological association.***
Post: ***Senior research assistant, science secretary***
Period: ***2001 – present time***
Организация: Moscow ***Московский Physicotechnical Institute (State University).***
Post: **Senior law chair member**
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**;
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Post taken in the management boards of the other legal entities:

1. *National Federation of consultants and auditors, Member of the Board, Chairman of the Committee since 24.07.2000.*
2. *JSC PRP "Omskenergoremont", Member of the Board of directors since 03.06.2005;*
3. *JSC "Orlovskaya energetic managing company", member of the Board of directors since 29.03.2004;*
4. *JSC "Orlovskaya energy sales company", member of the Board of directors since 29.03.2004;*
5. *JSC "Industrial and repairing enterprise" (Chita), member of the Board of directors23.03.2005;*
6. *ZAO "LuTEC", deputy Chairman of the Board of directors since 02.06.2005;*
7. *JSC "Dalenergo", member of the Board of directors since 02.06.2005;*
8. *JSC "Sakhaenergo", member of the Board of directors since 10.06.2005;*
9. *JSC "Habarovskaya industrial and repairing company", member of the Board of directors since 23.05.2005;*
10. *JSC "Khabarovskaya energotechnical company", member of the Board of directors since 23.05.2005;*
11. *JSC "Cheliabinskaya generating company", member of the Board of directors since 12.11.2004;*
12. *JSC "FGC-14", member of the Board of directors since 03.12.2004;*
13. *JSC "Engerneering and construction company", member of the Board of directors since 03.06.2005;*

14. JSC "PRP-lines", member of the Board of directors since 29.04.2005;
15. JSC "Dalenergoset'project", member of the Board of director since 24.06.2005;
16. JSC "Buriatset'remont", member of the Board of directors since 26.05.2005.

Mazikin Valentine Petrovich - member of the Board of Directors

Date of birth: **1945.**
Education: **higher**
Experience for the last 5 years
Period: 1998 - 2001.
Institution: Kemerovo regional administration
Post: First Deputy Governor of Kemerovo region for fuel and energy complex
Period: 2001 – present time.
Institution: Kemerovo regional administration
Post: First Deputy Governor of Kemerovo region
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Platonov Vladimir Yurievich - member of the Boar of Directors
Date of birth: **1959.**
Education: **higher**
Experience for the last 5 years:
Period: 1998 – 2004
Institution: RAO "UES of Russia".
Post: Deputy Chairman of the Management Board – Head of economic security and regime Department
Period: **2004- present time**
Institution: **RAO "UES of Russia".**
Post: **Member of the Management Board**
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Shulin Maxim Igorevich – Member of the Board of Directors
Date of birth: ***1978***
Education: ***higher***
Experience for the last 5 years:

Period: *1999-2003*

Institution: *JSC "Sverdlovenergo"*

Post: deputy chief of the department on financial planning and procedure on debtor's payments.

Period: *2003-2003*

Institution: *representative office "Uralenergo" of JSC RAO "UES of Russia"*

Post: Adviser on the Board of Director's work

Period: *2003- present time*

Institution: *Fund "Institute of professional directors"*

Post: *Adviser.*

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**.

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Post taken in the management boards of the other legal entities:

1. *JSC "Altayenergo", member of the Board of directors since 24.06.2005;*
2. *JSC "Arhenergo", member of the Board of directors since 12.05.2005;*
3. *JSC "Kirovenergo", member of the Board of directors since 13.05.2005;*
4. *JSC "Kurganenergo", member of the Board of directors since 30.06.2005;*
5. *JSC "Omskenergo", Deputy Chairman of the Board of Directors since 23.06.2005;*
6. *JSC "Permenergo", member of the Board of directors since 01.06.2005;*
7. *JSC "Udmurtenergo", member of the Board of directors since 31.05.2005;*
8. *JSC "Cheliabenergo", member of the Board of directors since 26.06.2005;*
9. *JSC "Votkinskaya GES", member of the Board of directors since 15.06.2005;*
10. *JSC "FGC-8", member of the Board of directors since 21.03.2005;*
11. *JSC "FGC-10", member of the Board of directors since 28.03.2005;*
12. *JSC "Vladimirskaya generating company", member of the Board of directors since 21.10.2005;*
13. *JSC "Voronezhskaya UEC ", member of the Board of directors since 20.05.2005;*
14. *JSC "Ivanovskaya managing energy company", member of the Board of directors since 08.10.2004;*
15. *JSC "Main power lines company", (Moscow) member of the Board of directors since 28.02.2005;*
16. *JSC "Mariiskaya regional generating company ",member of the Board of directors since 17.08.2004;*
17. *JSC "Mordovskaya main power lines company", member of the Board of directors since 16.11.2004;*
18. *JSC "Novgorodskaya energy sales company", Deputy Chairman of the Board of directors since 16.02.2005;*
19. *OP "Verhne-Mutnovskaya GeoES", member of the Board of directors since 21.03.2005;*
20. *JSC "Penzenskaya energy managing company", member of the Board of directors since 06.08.2004;*
21. *JSC "Permenergoremont", member of the Board of directors since 17.11.2004;*
22. *JSC "Priokskaya territory generating company", member of the Board of directors since 15.02.2005;*
23. *JSC "Riazanskie main power lines", member of the Board of directors since 14.12.2004;*
24. *JSC "Sverdlovskaya energy servicing company", member of the Board of directors since 14.12.2004;*
25. *JSC "Smolenskaya GRES", member of the Board of directors since 16.11.2004;*
26. *JSC "Tambovskaya energy sales company", member of the Board of directors since 15.10.2004;*
27. *JSC "Tverskaya generating company", member of the Board of directors since 15.10.2004;*

28. *JSC "Managing company Daghenergo", member of the Board of directors since 14.11.2004;*
29. *JSC "Yaroslavskaya sales company", member of the Board of directors since 15.10.2004;*
30. *JSC "Kirovenergospecremont", member of the Board of directors since 26.01.2004;*
31. *JSC "Magadaneletrosetremont", member of the Board of directors since 02.04.2004;*
32. *JSC "Neriungryenergoremont", member of the Board of directors since 18.06.2005;*
33. *JSC "Orenburgelectrosetremont", member of the Board of directors since 18.05.2005;*
34. *JSC "PermGRESteploavtomatica", member of the Board of directors since 29.04.2005;*
35. *JSC "Permelectrosetremont", member of the Board of directors since 04.06.2004;*
36. *JSC "Severenergoremont", member of the Board of directors since 06.02.2004;*
37. *ZAO "CK Privatenergostrakh", member of the Board of directors since 20.05. 2004;*
38. *Ltd. "CB "Permenergo", member of the Board of directors since 27.05.2004.*

Shumilov Alexander Alexandrovich – deputy Chairman of the Board of Directors

Date of birth: ***1967***
Education: ***higher***
Experience for the last 5 years:
Period: ***2000-2001***
Institution: ***LTD. "Firm Toner" (Novgorod)***
Post: ***Commercial Director***

Period: ***2001-2003***
Institution: ***JSC "Nizhnovenergo"***
Post: **Deputy General Director on reforming and property.**

Period: ***2001-2003***
Institution: ***JSC "Nizhnovenergo"***
Post: **Deputy General Director on reforming and property.**

Period: ***2003- present time***
Institution: ***"MDM Group"/ ZAO "SUEC"/ ZAO"HC "SUEC / JSC "SUEC"***
Post: **Deputy Director of department on the strategy of energy complex of JSC "SUEC".**
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**
Post taken in the management boards of the other legal entities:

1. JSC "FGC-5", member of the Board of directors since the March of the year 2005;
2. JSC "Yakutskenergo", member of the Board of directors since 24.06.2005;
3. JSC "OGC-6", member of the Board of directors since the March of the year 2005 ;
4. JSC "Khabarovskenergo", member of the Board of directors since 27.06.2005;
5. JSC "Prokopievskenergo", member of the Board of directors since 15.09.2005;
6. JSC "Energoavtotrans", member of the Board of directors since 03.06.2004;
7. JSC "Production and repairing company – Stations", member of the Board of directors since 29.04.2005;

8. JSC "Chitatechenergo", member of the Board of directors since 23.03.2005;
9. JSC "PRP Primorenergoremont", member of the Board of directors since 27.06.2005
10. JSC "Tulaenergoremont", member of the Board of directors since the November of the year 2004;
11. JSC "Orlovskaya generating company", member of the Board of directors since 29.03.2005
12. JSC Managing company Kirovenergo", member of the Board of directors sine 26.08.2004
13. JSC "Cheliabinskaya managing energy company", member of the Board of directors since 12.11.2004
14. JSC "Socsphere", member of the Board of directors since 03.06.2005;
15. JSC "FGC-14", member of the Board of directors since 03.12.2004;
16. JSC"Autotransport"Energo", member of the Board of directors since 23.05.2005;
17. JSC "Dalenergotechcomplect", member of the Board of directors since 24.06.2005;
18. JSC "Altayelectrosetremont", member of the Board of directors since 25.05.2005.

Sole and corporate management bodies of the Issuer and officials of the managing issuer.

The Sole executive body of the issuer also the members of the corporate executive body of the issuer:

Members of the Management Board:
Mikhailov Sergey Nickolaevich - Chairman of the Management Board
Year of birth: ***1959***
Education: ***higher***
Experience for the last 5 years:
Period: ***2000 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***General Director***
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Grebennikov Alexey Antonovich
Year of birth: ***1939***
Education: ***higher***
Experience for the last 5 years:
Period: 1998 – 2001
Institution: JSC "Kuzbassenergo"
Post: First Deputy General Director
Period: 2001 – present time
Institution: JSC "Kuzbassenergo"
Post: First Deputy General Director on general issues
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Ivanov Boris Ivanovich
Year of birth: ***1960***
Education: ***higher***
Experience for the last 5 years:

Period: **1999 – present time**
Institution: **JSC "Kuzbassenergo"**
Post: **Deputy General Director for fuel supply.**
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Erofeev Alexander Kuprianovich
Year of birth: ***1959***
Education: ***higher***
Experience for the last 5 years:
Period: **2000 - 2001**
Institution: **JSC "Kuzbassenergo"**
Post: **Deputy General Director for accounts receivable - Head of the marketing and investment planning department**

Period: **2001 - 2002.**
Institution: **JSC "Kuzbassenergo"**
Post: **Deputy General Director for accounts receivable and restructuring**
Period: **2002 – present time**
Institution: **JSC "Kuzbassenergo"**
Post: **Deputy General Director for corporate governance.**
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Lavrov Alexander Mikhailovich
Year of birth: ***1950***

Education: ***higher, Doctor of Economics, Corresponding Member of West-Siberian Department of Academy.***
Experience for the last 5 years:
Period: ***1997-2001***
Institution: ***Kemerovo regional Administration***
Post: ***Deputy Governor on economy and finance***
Period: ***2001-2002***
Institution: ***Representative office of LTD. "Elke Trading", Kemerovo***
Post: ***General manager on projects in the Kuzbass***
Period: ***2002-2004***
Institution: ***Kemerovo State University***
Post: ***Head of the marketing chair.***

Period: ***2004 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director on finance and economic***
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Petrov Leonid Prokhorovich
Year of birth : ***1961***
Education: ***higher***
Experience for the last 5 years:
Period: ***1998-2004***
Institution: ***"Energosbyt" subsidiary of JSC "Kuzbassenergo"***
Post: ***Deputy Director.***

Period: ***2004 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director on supply, Director of the subsidiary "Energosbyt".***
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Gretsinger Yury Alexandrovich
Year of birth: ***1953***
Education: ***higher***
Experience for the last 5 years:
Period: ***1998 – 2004***
Institution: ***JSC "Kuzbassenergo"***
Post: ***deputy General Director on capital construction***

Period: ***2004 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***deputy General Director on production, Technical Director***
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Mikhailov Sergey Nickolaevich is the Sole executive body of the issuer

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer

In accordance with the Regulations on payment of compensation and remuneration to the members of the Board of Directors approved by the annual general meeting of shareholders of the Company spent 02.06.2003, remuneration to the members of the Board of Directors shall to be paid for:
- participation at the meeting of the Board of Directors (whether the form) to the member of the Board of Directors of the company in sum of five times over minimal month rate of employer of 1st grade, fixed by the sectoral tariff agreement as for a day of the meeting of the Board of Directors holding.
- If the general meeting of shareholders approved a decision on dividend payment on the ordinary shares of the company at the outcome of the fiscal year (or over results of the 1st quarter/ half year/ nine months) to the member of the board of Directors shall to be paid a remuneration, which sum shall be calculated according to amount of declared by the company dividends on ordinary shares and quantity of meetings where the member of the Board of Directors took part.

Remuneration's amount paid to the Chairman of the Board of Directors shall be increased to 50%.
Besides, all travel expenses shall be paid as compensation to the member of the Board of Directors.
During the year 2005, remuneration amounted RUR 5 135 482 (five millions one hundred thirty five thousands four hundred eighty two) was paid to the members of the Board of Directors.

Income of members of the Management Board is formed from the income of the stuff employees of JSC "Kuzbassenergo", also remuneration defined according to the labor contract concluded with the member of the Management Board. Labor contract in accordance with the "Resolution on the Management Board of the Kuzbass open joint stock company of energy and electrification" approved by the general meeting of shareholders of JSC "Kuzbassenergo" dd. 21.06.2002 on behalf of the Company shall be signed by the Chairman of the Board of Directors or by the person authorized by the Board of Directors of the Company.
Provisions of the labor contract shall to be defined by the Board of Directors or by the person authorized by the Board of Directors of the Company to subscribe the labor contract.
Monthly remuneration equal to 10% of the official salary shall be paid to the member of the Management Board.

Remuneration's amount shall be increased by the actual growth of the consumer's costs rate in accordance with the sectoral tariff agreement.
Member of the Management Board may be additionally encouraged in the order and on the terms approved by the Board of Directors of the Company.

Over the results of the year 2005 the amount of income paid to the members of the Management Board of Director (except for income of the General Director) was 22 237 355 (twenty two millions two hundred thirty seven thousands three hundred fifty five) rubles where their remuneration's sum was 640 287 (six hundred forty thousands two hundred eighty seven).

5.4. Information about the structure and capacity of the units of control over the issuer's financial and economic activities

To exercise control over financial and economic activities of the Company the General meeting of shareholders elects the Revision Committee of the Company on a term till the next annual general meeting of shareholders.

The number of members of Revision Committee is 5 (five) persons.
The competence of the Revision Committee of the Company (according the art. 22 "Revision committee and the Company's Auditor" of the Articles of Association of JSC "Kuzbassenergo" is the following:

- *endorsement of data adequacy contained in the annual report, accounting report, profits and losses account of the Company;*
- *analysis of financial situation of the Company, reveal of the Company's financial situation improvement reserve and recommendations for the Management Bodies of the Company;*
- *control and analysis of adequacy and completeness of the Company's auditor review;*
- *supervision (revision) of financial and economic activity of the Company, i.e.:*
- *supervision (revision) of financial, accounting, payment and account documents of the Company concerning the Company's financial and economic activity in order to check out its compliance with the RF legislation, with Articles of Association, internal and other documents of the Company;*
- *control of the safety and using of the fixed assets;*
- *control of the compliance of the fixed order of debt amortization of insolvent debtors on the Company's losses; .*
- *control of the Company's cash assets outlay in accordance with the fixed business-plan and budget of the Company;*
- *control of forming and using of the reserve and other special funds of the Company;*
- *check-out of accuracy and timeliness of the Company's share dividends to be charged and paid, also the bonds interests and other securities profit;*
- *check-out of execution of the earlier issued orders to eliminate violations and defects revealed by the previous check-out (revisions);*
- *approval of the data adequacy and completeness on the interest (absence of interest) of member of the Board of Director, also the person executing the Sole executive Body authorities including the management company or a manager, member of the Management Board in transactions provided by the art. XI of Federal Law "On Joint Stock Companies";*
- *other activities (actions)concerning the check-out of financial and economic activity of the Company;*

Department of internal audit and Service on economic and informational security and procedures are the apparatus of the executive body of the Company exercising internal control.

Department of internal audit carries out the supervision according to the annual schedule of the complex check-out execution approved by the general Director; but the annual plan for the Service on economic and informational security and procedures is subject to approval of the deputy general director on security.

Deputy general director of corporate governance and deputy director on security of issues exercise the plan fulfillment supervision.
Furthermore the Financial department, Legal department and if it's necessary engineering and other services participate in the process of supervision.
Department on internal auditing was established in 1995. The number of members of this department is 5 (five) persons, with its chief Mrs. Laritskaya Tatiana Dmitrievna: year of birth 1955, education –higher, has a certificate of professional auditor.

Major functions of the Department on internal audit:
- ***organizing and spending of the complex and target check-outs of financial and economic activity of the company's subsidiaries and affiliated companies;***
- ***control over the subsidiaries revision committee's activity;***
- ***appraisal of internal audit efficiency and procedure, elaboration and appraisal of the control procedures spent by subsidiaries, also by organization departments of the Company;***
- ***checking-out of the legislation compliance to the company's internal normative documents; also requirements on the accounts policy and execution of decisions and resolutions of the management bodies and the management of the Company;***
- ***checking-out of the Company's property availability, condition and safety;***
- ***analysis of the information received as a result of checks, development and submitting in accordance with established procedure to the management bodies of the Company of the reports on the results of checks, also proposals on elimination of the revealed violations and defaults, recommendations on determination of efficiency of Company's financial investments in the chartered capitals of enterprises and institutions;***
- ***target checking- out aimed to define efficiency of the company's financial investments in the chartered capitals of enterprises and institutions;***
- ***analysis of financial and economic situation of SDC aimed to evaluate the subsidiary's activities results to make management decisions;***
- ***organization of a competitive selection of the auditing firms to conduct the external audit of the subsidiaries;***
- ***cooperation with external auditors in of financial and economic activity of the subsidiaries checking-out, examination of the external auditor's reports and submitting of proposals to the management bodies of the Company on safety and expediency of this auditing firm services using;***
- ***auditor's activity methodology perfection;***
- ***participation in drawing-up of the annual production and technical-economic report of the Company;***
- ***preparation of information on the results the spent check-outs to the balance committee etc.***

Chief Accountant of the Company cooperates with the external auditor.

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities

Personnel composition of the Revision Committee:
Rudnev Dmitry Andreevich
Education: ***higher***
Experience: present time
Institution: **JSC RAO "UES of Russia"**
Post: ***Principal specialist of the Department on business planning of the Corporate Center***

Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer

belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Smirnova Elena Evguenievna
Year of birth: ***1976***
Education: ***higher professional***
Experience for the last 5 years:
Period: ***2000- 2001***
Institution: ***Ltd. "Avicom A"***
Post: ***deputy chief accountant, financial controller***

Period: ***2001 – 2003***
Institution: ***Representative office "Centerenergo" of JSC RAO "UES of Russia"***
Post: Adviser on revision committee's activity

Period: ***2003-2004***
Institution: ***ZAO "Transservicenergo"***
Post: ***Deputy General director on economics***
Period: 2004 - present time
Institution: ***JSC RAO "UES of Russia"***
Post: ***Chief of department of Business-unit №2 on revision committee's activity***

Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no*** .
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none** Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Dolgopol Olga Semenovna –Chairman of Revision Committee
Year of birth: ***1948***
Education: ***higher***
Experience for the last 5 years:
Период: ***1997- present time***
Организация: ***JSC RAO 'UES of Russia".***
Post: ***Leading specialist, deputy chief of department; chief of the department on financial audit of the Corporate Center of JSC RAO 'UES of Russia".***
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer

belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none** Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Blagoveshenskaya Larisa Valentinovna
Education: ***higher***
Experience for the last 5 years:
Period: ***present time***
Institution: ***JSC RAO 'UES of Russia".***
Post: ***Chief o the f section of department on economic planning and financial control of the Business Unit -№ 2***

Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none** Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Laritskaya Tatiana Dmitrievna
Year of birth: ***1955***
Education: ***higher professional***
Experience for the last 5 years:
Period: ***2000 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Chief of department on internal audit and analysis of the Department on control and analysis***

Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none** Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities

Remuneration and compensation to the members of Revision Committee are paid in accordance with Regulation in force on payments of remuneration and compensation to the members of Revision Committee of the Company, approved by annual general meeting of shareholders of the Company, (minutes №10, dd. 21.06.2002.

Total sum of remuneration amounted RUR 1 652 108 (one million six hundred fifty two thousands one hundred eight rubles) , and of compensations RUR 461 906 (four hundred sixty one nine hundred six rubles) was paid to the members of Revision Committee in the year 2005.

5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)

Table 29.

Figure's name	2001	2002	2003	2004	2005	I st quarter 2006
average number of personnel, peoples.	18521	17219	13832	10818	9465	9402
Share of personnel of the issuer having the higher professional education, %	24,3	25,7	26,3	33,5	32,4	32,3
Volume of money terms aimed to remuneration of labour, thousands RUR	1 123 116	1 401 450	1 298 611	1 240 053	1 325 059	453 172,4
Volume of money terms aimed to social security, RUR thousands O	6 737	63 187	84 944	109 694	70 066	18 625
Total volume of the expended assets, RUR thousands	26 482 121	30 901 483	38 990 666	40 684 315	19 706 955	6 276 938

Assets to the remuneration of labour in the year 2004 reduced by 4,5% as compare with the year 2003 due to the actions on optimization of the Company's personnel number under reforming conditions and its reducing by 21,8% among the all labor stuff. Withdrawal of personnel occupied in the nonspecialized and service types of the Company's business (regarding the main product) was made.

Actually expended funds to the labour remuneration in the year 2005 were within the volume of the funds aimed to the remuneration of labour included by the REC in the electric and heat power rates.

Employees of the Issuer having effect on a financial and economic activity of the Issuer (key personnel):

There are no the employees being the management bodies of the Company and having an essential effect on the financial and economic activity of the Issuer.

Information on a trade-union body availability in the Company:

Personnel (workers) of the JSC "Kuzbassenergo" established the trade-union.

Labour stuff of the JSC "Kuzbassenergo" approved a labour contract 2005-2006 at the conference spent In 15.12.2004 .

The labour contract is a legal deed adjusting a social and labour relations between the stuff and the JSC

"Kuzbassenergo" as employer, also establishing remuneration norms and other working conditions, social benefits and guarantees together with the law in force.
Labour contract aimed to secure an effective work of the JSC "Kuzbassenergo", also protection of social and economic rights and interests of the employees, and maintenance of a normal standard of their living.

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)

There are no agreement or obligations of the Issuer related to the possibility of the Issuer's employees' (workers')participation in its authorized (share) capital (unit trust). The possibility of offering the Issuer's employees (workers) the Issuer's options is not provided for.

VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest

6.1. Information about the total number of shareholders (participants) of the issuer.

The total number of the Issuer's shareholders as of the date of the end of the reporting quarter by 31 of March 2005: 1562

7 of them are the nominal holders:

1. *Ltd. "Depository and corporate technologies";*
2. *ZAO "Raiffaizenbank Austria";*
3. *ZAO "Depository and Clearing Company";*
4. *"ING BANK "UERASIA) ZAO (Closed joint stock company);*
5. *Non commercial partnership "National depository center";*
6. *Closed Joint Stock Company "UBS Nominees"*

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its authorized (pooled) capital (unit trust), or at least 5 percent of its ordinary shares; information about the participants (shareholders) of such entities owning at least 20 percent of their authorized (pooled) capital (unit trust) or at least 20 percent of their ordinary shares

Full company name and abbreviation: **Limited liability company *"Depository and corporate technologies", Ltd. Depository and corporate technologies"(nominal holder)***

Registered office: 17 , build. 1, Ramenky str., Moscow

Share in the issuer's chartered capital: ***49 %***

Shareholders (participants) owning at least 20 percent of the chartered capital of the issuer's shareholder (participant):

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***

Registered office: ***7, Kitaygorodsky prospect, Moscow, Russia***

Taxpayer Identification Number: *7705018828*

Share in the issuer's chartered capital: ***49 %***

Share of the issuer's ordinary shares: ***49 %.***

Full company name and abbreviation: ***Closed Joint Stock Company "Raiffaizenbank Austria" ZAO "Raiffaizenbank Austria" (nominal holder)***

registered office: ***17, stroienie 1, Troitskaya str., Moscow, RF, 129090***

Share in the issuer's chartered capital: ***43,47 %***

Shareholders (participants) owning at least 20 percent of the chartered capital of the issuer's shareholder (participant):

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company", JSC "SUEC".***

Location: ***7, stroieniye 22, Derbenevskaya naberezhnaya, Moscow, 115114***

Taxpayer Identification Number: *7708129854*

Share in the issuer's chartered capital: ***43,47%.***

Share of the issuer's ordinary shares: ***43,47 %.***

6.3. Information about the share of the government or municipal authority in the issuer's authorized (pooled) capital (unit trust), availability of an exclusive right ("golden share")

By the Resolution of the Committee on governance of the state real estate property of the Kemerovo region №330 dd. 21.09.1993 "On privatization and reorganization of a POE&E of the JSC "Kuzbassenergo" into the Kuzbass joint stock company of energetics and electrification of the open type" the Company's ordinary stocks were not assigned to the state property (federal, subject of Russian Federation).

The Committee on governance of the state real estate property of the Kemerovo region had acquired the Company's ordinary stocks in a number of 100 pieces equal to 0.000016% of the chartered capital of the company at the secondary securities market.

Registered office of the Committee: ***58, Sovietsky prospect, Kemerovo, Russia, 650099***

Holding of stocks of the issuer assigned to the State (municipal) ownership: ***no***

Availability of special right to Russian Federation participation, also the Russian Federation subjects, municipal institutions in the administration of the Issuer's affairs ("golden share"): ***not provided.***

6.4. **Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)**

Restriction of the number of shares per one shareholder, and /or their total nominal value, and/or maximum number of votes granted to one shareholder, are not stipulated by the Issuer's Articles of Association.

The legislation of the Russian Federation or other regulatory acts of the Russian Federation do not provide for restrictions for the participation of foreign entities in the issuer's authorized capital.

There are no other restrictions related to participation in the issuer's chartered capital.

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its authorized (pooled) capital (unit trust) or at least 5 percent of its ordinary shares

The list as for the date of 23.04.2001:

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***

Share in the issuer's chartered capital: ***49 %***

Share of the issuer's ordinary shares: ***49 %***

Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***

Share in the issuer's chartered capital: ***8,85 %***

Share of the issuer's ordinary shares: ***8,85 %***

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***

Share in the issuer's chartered capital: ***18,96 %***

Share of the issuer's ordinary shares: ***18,96 %.***

The list as for the date of February, 25, 2002:

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***

Share in the issuer's chartered capital: ***12,87 %***

Share of the issuer's ordinary shares: ***12,87 %***

Full company name and abbreviation: ***Renaissance Securities (Cyprus) Limited***

Share in the issuer's chartered capital: ***7,42 %***

Share of the issuer's ordinary shares: *7,42 %*

Full company name and abbreviation: ***Mastill Enterprises Limited.***
Share in the issuer's chartered capital: ***6,24 %***
Share of the issuer's ordinary shares: ***6,24 %***

Full company name and abbreviation: *THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the issuer's chartered capital: *7,17 %*
Share of the issuer's ordinary shares: *7,17 %*

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 8 .05.2002:
Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's chartered capital: ***15,06 %***
Share of the issuer's ordinary shares ***: 15,06 %***

Full company name and abbreviation: ***Trans - Siberian Electricity Company Limited***
Share in the issuer's chartered capital: ***15,00 %***
Share of the issuer's ordinary shares: ***15,00 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***

The list as for the date of 18 .04. 2003:
Full company name and abbreviation: *BODMIN INVESTMENTS LIMITED*
Share in the issuer's chartered capital: ***19,36 %***
Share of the issuer's ordinary shares: ***19,36 %***

Full company name and abbreviation: *PLANETARY ALIGNMENT LTD.*
Share in the issuer's chartered capital: ***15 %***
Share of the issuer's ordinary shares: ***15 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 7 .05. 2004:

Full company name and abbreviation: *BODMIN INVESTMENTS LIMITED*
Share in the issuer's chartered capital: ***14,45 %***
Share of the issuer's ordinary shares: ***14,45 %***

Full company name and abbreviation: *PLANETARY ALIGNMENT LTD.*

Share in the issuer's chartered capital: ***17,61 %***

Share of the issuer's ordinary shares: ***17,61 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***

Share in the issuer's chartered capital: ***49 %***

Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 13 .05.2005:

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".***

Share in the issuer's chartered capital: ***43,44 %***

Share of the issuer's ordinary shares: ***43,44 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***

Share in the issuer's chartered capital: ***49 %***

Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 14 .11. 2005:

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC":***

Share in the issuer's chartered capital: ***43,48 %***

Share of the issuer's ordinary shares: ***43,48 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***

Share in the issuer's chartered capital: ***49 %***

Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 30 .03. 2006:

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".***

Share in the issuer's chartered capital: ***43,48 %***

Share of the issuer's ordinary shares: ***43,48 %***

Full company name and abbreviation: ***Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***

Share in the issuer's chartered capital: ***49 %***

Share of the issuer's ordinary shares: ***49 %.***

6.6. Information about the deals made by the issuer, in which it had an interest

In the reporting quarter regulatory bodies of the JSC "Kuzbassenergo" did not approve any deals which cost is 5% and more percents of the balance value of assets in which the issuer had an interest.

6.7. Information about the amount of accounts receivable

Analysis of accounts receivable

Таблица 30.

№	Figures	By 01.01.2005	By 31.12.2005	Changes	Growth rate, %
1	**Short-term accounts receivable, RUR thousands** (line 230)	**1 269 457**	**301 794**	**(967 663)**	**23,8**
1.1	inventory holdings	0	21983	21983	
1.2	works, services	15	10	(5)	66,7
1.3	advances paid	713	842	129	118,1
1.4	abonent's debts	441 619	145 194	(296 425)	32,9
1.5	bills of credit to receipt	672 938	0	(672938)	
1.6	other	154 172	133 765	(20 407)	86,8
2	**Short-term accounts receivable, RUR thousands** (line 240)	**2 456 687**	**1 870 240**	**(586 447)**	**76,1**
2.1	inventory holdings	41 338	34 028	(7 310)	82,3
2.2	works, services	21 447	41 083	19 636	191,6
2.3	advances paid	175 628	187 112	11 484	106,5
2.4	abonent's debts	1 142 924	661 258	(481 666)	57,9
	from it: line 243	81 323	85 510	4 187	5,1
2.5	bills of credit to receipt	0	672 938	672 938	
2.6	other	1 075 350	273 821	(801 259)	25,5
3	**Accounts receivable, total**	**3 726 144**	**2 172 034**	**(1 554 110)**	**58,3**
	including:				
3.1	inventory holdings	41 338	56 011	14 673	135,5
	the same in % to the line 3	1,1	2,6	1,5	X
3.2	works, services	21 462	41 093	19 631	191,5
	the same in % to the line 3	0,6	1,9	1,3	X
3.3	advances paid	176 341	187 954	11 613	106,6
	the same in % to the line 3	4,7	8,7	3,9	X
3.4	abonent's debts	1 584 543	806 452	(778 091)	50,9
	the same in % to the line 3	42,5	37,1	(5,4)	X
3.5	bills of credit to receipt	672 938	672 938	0	100
	the same in % to the line 3	18,1	31,0	12,9	X
3.6	other	1 229 522	407 586	(821 936)	33,1
	the same in % to the line 3	33,0	18,8	(14,2)	X

During 2005 the Company' s accounts receivable decreased by 1554 110 thousand roubles

The long-term accounts receivable reduced due to the transfer to the short-term category as a result of the approach of the date of payment of the following arrears:

- *arrears of the bills of credit of the closed JSC "SEAR MF" to the amount of 672,938 thousand roubles;*
- *arrears of the energy consumers to the amount of 296,425 thousand roubles.*

In the 2nd quarter of the year 2002 as a result of amicable agreement concluded with the JSC "ZSMK")West-Siberian Metallurgical plant) and debt transfer contract the Closed joint stock company paid off the debts on the consummated power by their own passive bills of credit (without discount) amounted RUR 672 938 thousands. The company is going to submit the aforementioned bills of credit in accordance with their pay off terms "at sight, but not earlier than the 31.07.2006".

Short-term accounts receivable reduced from RUR 2 456 687 thousands on 1 January 2005 to RUR 1 870 240 thousands on 31 December 2005 (by RUR 586 447 thousands или 23,9 %). The main decrease is due to:

- *payments of the energy consumers - by RUR 481 666 thousands or by 42,1 %;*
- *other accounts receivable – by RUR 801 529 thousands or by 74,5 %, including associated and dependent companies debt by RUR 540 157 thousands or by 88,9 %.*

AS a result, by the end of the financial year the debt of the energy consumers amounted to RUR 806 452 thousands, which is by RUR 778 091 thousands (or 49,1%)less than at the beginning of the year, including the main brunches of industry:

Fuel industry	*by 83,8 % (or by RUR 279 543.thousands);*
Non-ferrous metallurgy	*by 15,8 % (or by RUR 1 499 thousands);*
Chemical and oil industry	*by 26,8 % (or by RUR 119 342 thousands);*
Mechanical engineering	*by 1,8 % (or by RUR 3 824 thousands);*
Woodworking industry	*by 89,2% (or by RUR 3 745 thousands);*
Construction materials industry	*by 64,2% (or by RUR 25 496 thousands);*
Food industry	*by 54.4% (or by RUR 2 637 thousands).*

There was also decrease of accounts receivable in other fields:

Agriculture	*by 31,2% (or by RUR 27 239 thousands);*
Housing and communal services	*by 62,1% (or by RUR 21 876 thousands).*

There was established a control over the power consumption by the consumers financed from the federal, regional and municipal budgets. The debt decrease of these enterprises during 2005 amounted to: RUR 9 228 thousands (by 77,0%), RUR 2 249 thousands (by 76,5%), RUR 13 275 thousands (by 71,8 %), accordingly. The energy is supplied in accordance with the volumes of limits, secured by the budget financing.

Other accounts receivable (without the energy arrears) reduced from RUR 2 141 601 thousands on 1 January 2005 to RUR 1 365 582 thousands on 31 December .2005.

The main decrease is connected with the clause "Other debtors" – by RUR 821 936 thousands or by 66,9 % (by RUR 547 967 thousands or by 80,0 % of the sum according to the clause "Accounts payment to affiliated undertakings" due to taking out of pledge of the Company's own assets .....Series DN, handed to loan institutions with the help of LLC "Bill centre Kuzbassenergo" associated company.

Significant to mention the increase of accounts receivable connected with the fallowing clauses:

- *"Work and services" – by RUR 19 631 thousands or by 91,5 %;*
- *"TMTS" - by RUR 14 673 thousands or by 35,5 %;*
- *"Paid out advances" – by RUR 11 613 thousands or by 6,6 %.*

On 31 December 2005 there was created a reserve for doubtful accounts of power consumers to the amount of RUR 324 676 thousands.

In 2005 there was written off and referred to the Company's financial result the accounts receivable, which were unreal to incur a penalty, to the amount of RUR 95 185 thousands, RUR 28 847 thousands of the sum being the energy consumers' debt.

The overdue accounts receivable of the consumers, as well as other debtors, have decreased by RUR 1 038 483 thousands or by 87,3 %.

Accounts receivable structure on 31 December 2005

Table 31.

Accounts receivable type	Date of payment	
	Less a year	**More than a year**
Buyers and customers' accounts receivable debts, RUR	650 859 000	167 187 000
Including overdue , RUR	0	0
Accounts receivable in bills receivable, RUR	672 938 000	0
Including overdue , RUR	120 139 000	0
Founders' accounts receivable in chartered capital stock payment, RUR	0	0
Including overdue , RUR	0	0
Accounts receivable in paid out advanced money, RUR	187 112 000	842 000
Including overdue , RUR	16 520 000	0
Other accounts receivable, RUR	359 331 000	133 765 000
Including overdue , RUR	14 375 000	0
Total, RUR	1 870 240 000	301 794 000
Including total overdue , RUR	151 034 000	0

The debtors who is to pay not less than 10% of total accounts receivable:

Table 32.

Debtor's full company name	Kemerovo join-stock company "Azot"
Debtor's abbreviated company name	KJSC "Azot"
Address	650099, Kemerovo, Predzavodskoy village
Accounts receivable amount, RUR	326 179 000
The amount and terms of overdue accounts receivable (interest rate, penalty provision, fines)	4 000
Affiliation	Not affiliated person
Issuer's Market Share in chartered capital of affiliated person	0
Affiliated person's equity fraction belonging to issuer	0
Affiliated person's Market Share in issuer's chartered capital	0
Issuer's equity fraction belonging to affiliated person	0

Accounts receivable structure on 31 March 2006

Table 33.

Accounts receivable type	Date of payment	
	Less a year	**More than a year**
Buyers and customers' accounts receivable debts, RUR	1 011 073 000	156 968 000

Including overdue , RUR	545 019 000	0
Accounts receivable in bills receivable, RUR	672 938 000	0
Including overdue , RUR	0	0
Founders' accounts receivable in chartered capital payment, RUR	0	0
Including overdue , RUR	0	0
Accounts receivable in paid out advanced money, RUR	595 717 000	842 000
Including overdue , RUR	17 563 000	0
Other accounts receivable, RUR	276 003 000	130 688 000
Including overdue , RUR	84 756 000	0
Total, RUR	2 555 731 000	288 498 000
Including total overdue , RUR	647 339 000	0

The debtors who is to pay not less than 10% of total accounts receivable:

Table 34

Debtor's full trade name	Kemerovo join-stock company "Azot"
Debtor's abbreviated trade name	KJSC "Azot"
Address	650099, Kemerovo, Predzavodskoy village
Accounts receivable amount, RUR	326 179 000
The amount and terms of overdue accounts receivable (interest rate, penalty provision, fines)	4 000
Affiliation	Not affiliated person
Issuer's Market Share in chartered capital of affiliated person	0
Affiliated person's equity fraction belonging to issuer	0
Affiliated person's Market Share in issuer's chartered capital	0
Issuer's equity fraction belonging to affiliated person	0

During the first quarter the Company accounts receivable increased by RUR 672 195 thousand or by 31%, moreover:

- ***long-term accounts receivable reduced by RUR 13 296 thousands,***
- ***short-term accounts receivable increased by RUR 685 491 thousands (36,7%).***

The increasing of short-term accounts receivable is mainly determined by buyers and customers' increase in liability by RUR 360 214 thousands, and by paid out advance money by RUR 408 605 thousands (under the treaty with FSK UES - RUR 211 136 thousands).

VII. The Issuer's accounting reports and other financial information

7.1. The issuer's annual accounting reports

Annual accounting report for the year 2005 contains:
- *balance sheet (Form № 1);*
- *profit and losses report (Form № 2);*
- *report on capital change (Form № 3);*
- *cash flow report (Form № 4);*
- *Appendix to the balance sheet (Form № 5);*
- *Auditor's report.*

Annual accounting report for the year 2005 was included in this report as Appendix №1.
Annual accounting report for the year 2005 made in accordance with the International standards of financial report, will be reflected in the quarterly report of the issuer fir the 2nd quarter 2006.

7.2. The issuer's quarterly accounting reports for the last completed fiscal quarter

Quarterly accountability for the 1st quarter of 2006is re presented by the:
- *balance sheet (form #1);*
- *profit-and-loss report (form #2);*

Quarterly accountability for the 1st quarter of 2006 is included in the report as appendix 2.

7.3. Consolidated accountability of the issuer for one complete fiscal year

Consolidated accountability of the issuer for the year of 2005 is not included in the quarterly report for the 1st quarter.
Consolidated financial accountability for 9 months of 2005, drawn up in accordance with International Financial Accountability Standards, is included in the report as appendix 3.

7.4. Information about the account policy of the issuer

The account policy of the Company on the year of 2005.

2.1. The basis of the drawing up

Account keeping and drawing up of the accountability of the Company is carried out in accordance with the norms set by the Federal Law from 21.11.1996 #129-FL "About accounting" (in the version of the changes and additions to follow), with the Card of accounts of accounting of financial-economical activity of the Company and the Instruction on its application, approved by the order of the Ministry of Finance of Russia from 31.10.2000 #94n, with the Regulations on accounting, with the Regulations on accounting "Accountability of the Company" (PBU 4/99), approved by the order of the Ministry of Finance of RF from 06.07.1999 #43n, with the order of the Ministry of Finance of RF from 22.06.2003 #67n "About the forms of accountability of the Company" and other statutory acts of RF, regulating the procedure of accounting and drawing up of the accountability, as well as the order of the Company from 30.12.2004 #766 "About account and fiscal policy of the JSC "Kuzbassenergo" on the year of 2005".

2.2. Asset and liabilities in foreign currencies

On accounting of the economic transactions in foreign currency, the official ruble rate on the day of the conducting of a transaction. Assets and liabilities, which cost is in foreign currency, are reflected in the accounting in sums calculated on the basis of the ruble rate on 31.12.2005 that made RUR 28,78 for USD 1 (on 31.12.2004 the rate was RUR 27,75 for USD 1).

The differences in rates of exchange arisen during the year as a result of the transactions with assets and liabilities, as well as during the recalculation on 31.12.2005, are referred to the financial result with its reflection in non-realization receipts and expenditures.

2.3. Short-term and long-term assets and liabilities

Financial investments, accounts receivable, account payable, including debts on credits and borrowing, are referred to the short-term ones in the balance sheet, if the time period of their circulation (offset) lasts no longer than 12 months since the reporting date. Any other assets and liabilities are presented in the accounting as long-term ones.

2.4. Fixed assets

Fixed assets include lands, buildings, machines, equipment, vehicle and other objects which time period of exploitation is more than 12 months.

The objects of real property capital investments of which is completed, basic accept-disposal documents are drawn up, the documents are transferred to be nationally registered and are almost in exploitation, are accounted as fixed assets.

The objects of fixed assets are accepted to accounting on actual expenses on procurement (construction).

On 01.01.2005 the Company revalued fixed assets having attracted an independent valuer and defined their total replacement cost.

Amounts of increase of the cost of objects and accumulated depreciation are referred to the increase of extra capital. The depreciation of fixed assets is accrued by the linear method:

- *The depreciation of the objects of fixed assets, taken on accounting before 01.01.2002, is accrued in accordance with the norms approved by the Regulation of the USSR Council of Ministers from 22.10.1990 № 1072;*
- *The depreciation of the objects of fixed assets, taken on accounting since 01.01.2002, is accrued in accordance with the Regulation of the Government of RF from 01.01.2002 № 1 "About the classification of fixed assets included in depreciation groups".*

The terms of exploitation concerning the main groups of fixed assets approved by the Company are given below:

Table 35.

A group of fixed assets	Terms of exploitation (years) of the objects, accepted on the balance sheet	
	before 01.01.2002	since 01.01.2002
Buildings	100	35
Machines and equipment	8-15	5-8
Vehicle	7-10	5-7
Computers	10	5
Other	3-10	2-5

The objects of fixed assets at the cost of up to RUR 10 000 per unit (bought editions, not belonging to the library as well) are charged off according to the item "Depreciation" as far as they are put into production or operation. In case of modernization (reconstruction) of these objects, the modernization (reconstruction) expenses are charged to the increase of the cost of the object and depreciated in accordance with the established procedure.

Depreciation of the following objects is not accrued:
- *housing resources;*
- *objects of external accomplishment;*
- *lands;*
- *objects of nature management;*

Receipts and expenditures form the retirement of fixed assets (sale, the write-off in case of obsolescence and depreciation) are reflected in the "Report on Receipts and Expenditures" as operational receipts and expenditures.
Interest on credits, attracted to finance the procurement (construction) of these objects, which were accrued before being accepted to the accounting of the objects of fixed assets, are included in their original cost.
Expenditures from the retirement of fixed assets in case of gratuitous assignment (an underdepreciated part) are reflected in the "Report on Receipts and Expenditures" as operational expenditures.

2.5. Financial investments

Financial investments are taken on accounting at actual expenses on procurement.
Financial investments which make it possible to define the current market cost in accordance with established procedure are reflected in accounting on the end of fiscal year at the current market cost by the adjustment of their valuation on the previous fiscal date. The mentioned adjustment is carried out quarterly. The difference between financial investments valuation at the current market cost on the fiscal date and the previous financial investments valuation is referred to the financial results (as operational receipts and expenditures).
Financial investments which do not set the current market cost are reflected in accounting on the fiscal date at the original cost.

If on the fiscal date the current market cost of the object of financial investments, earlier valuated at the current market cost, the current market cost is not set, such an object of financial investments is reflected in accounting at the cost of its last valuation.
On the retirement of financial investments which do not set the current market cost, their cost is defined reasoning from the original cost of each unit of the accounting of financial investments.
The Company creates the reserve for depreciation of financial investments. It is sufficient enough to compensate possible losses connected with the permanent decrease of the cost of financial investments.
The difference between the procurement cost and nominal value of securities is included in other receipts and expenditures evenly as far as the receipts from securities are being accrued during the term of their circulation.

2.6. Inventory

Inventory is valued at the actual expenses on procurement.
Valuation of inventory at putting it into production and other retirement was conducted in 2005, as well as in 2004, at the average cost price. The reserve for inventory was not created in 2005.

2.7. Borrowing and credits

On attracting borrowed funds by the Company by giving the bills of credit the sum of discount owed is referred one time to other expenditures. Additional costs made as a result of borrowing and credits are referred to the expenditures to come with subsequent uniform inclusion in operational expenditures during the time period of extinction of liabilities.

2.8. Expenditures of future periods

Expenditures made by the Company in the fiscal year but referring to the following fiscal periods as well, are reflected as the expenditures of future periods. Such expenditures include:

1. Rental payment, transferred in accordance with the contract for sequential periods;

2. The expenditures on subscription publications which were paid a year or six months ahead, are regarded as the expenditures of every fiscal month at the rate of 1/6, 1/12 of total sum;

3. The costs on the procurement of software according to the sale contracts;

4. The expenditures connected with the education fee according to the contracts with educational institutions for the training of the personnel;

5. Voluntary insurance payments;

6. The sums of future payment for vacation periods of the workers are included piece by piece in the cost price of each fiscal month of a calendar year.

2.9. The debt of buyers and customers

The debt of buyers and customers is defined on the assumption of prices and charges set by the contracts between the Company and buyers (customers) taking into account all the discounts (extra charges) and VAT.

The reserve on doubtful debts was established in 2005. The amount of the reserve was defined separately by each doubtful debt subject to financial condition of a debtor and the possibility of the total or partial discharge of a debt.

Reserve sums of doubtful debts untapped during the fiscal year, which were established in 2004, were added to the receipts of the fiscal year on account credit 91 "Other receipts and expenditures" in other operational receipts in correspondence with account 63 "Reserves on doubtful debts".

2.10. The reserves of forthcoming expenditures

For a current fiscal year the reserve for repair work is created at the rate established by the estimate of expenditure of the annual standard of repair cost, including it into production costs monthly at the rate of 1/12 of annual estimate. The reserve is created to include expenses for all types of repair work of fixed assets of production destination into production costs.

At year end the adjustment of the repair reserve is performed:

- extra reserved money for the repair of fixed assets (as a result of inventory) is reversed an entry.

- in case of stress of money in reserve for repair extra charge takes place under debit of accounts of the records of production costs and under account credit 96 "The reserves of forthcoming expenditures", control account "Reserve for repair of fixed assets (including leasehold assets) of production destination".

2.11. The acknowledgement of receipt

Gain from sales of production and rendering of services, considered for accounting purposes as far as the production is shipped by the buyers and payment documents are submitted, is reflected in the "Report on Receipts and Expenditures" excluding the value added tax, discounts given to the buyers and other similar compulsory payments.

Gain from sales of production and rendering of services was admitted for the purposes of accrual concept taxation.

The receipts of the Company from usual types of activity include:

- *Gain from sale of electric and heat energy;*

- *Gain from high payment charge for compensation of reactive power (tangent "Fi");*
- *Gain received for non-returned condensate;*
- *Gain from sales of makeup water and chemically treated water;*
- *Gain from sales of other finished commodity of auxiliary processes;*
- *Gain from sales of agricultural products of subsidiary economy;*
- *Gain from performed industrial works (services) abroad (including transit);*
- *Gain from sales of other non-industrial goods, production, services (rent, kindergarten fee, payment for vacations in preventoriums, tourist centers, and recreation centers);*
- *Receipts from property leasing.*

The profit from usual types of activity was defined as a difference between the gain from realization of products at current costs and approved by the Regional Energy Commission of the charges with no value added tax and expenditures on its production.

Operational gains of the Company are:

- *Gains in the sums in accordance with the contracts of interests for usage of cash assets by the lending agency which are on the account of the agency, are reflected according to the article "Interest to be received".*
- *gains from the retirement of fixed assets (sale, , the write-off in case of obsolescence and depreciation and other assets –securities, inventory holdings);*
- *gains from the participations in fixed assets of other Companies are reflected according to the article "Gains form the participation of other Companies";*
- *Other operational gains.*

Non-realization gains of the Company are:

-the following types of fines, penalty taxes, forfeits for violation of the terms of the contracts:

- *for extra usage of electric power limit;*
- *for exceeding contractual rate of power consumption;*
- *for under usage of the contractual rate of power consumption;*
- *for switching on of electrical installation without permission;*
- *for non-return of condensate;*
- *for extra hour backlog of heat energy set by the contract;*
- *for water pumping without permission;*
- *assets received without return and on the gift contract;*
- *profit of past years, revealed in the fiscal year;*
- *the sum of account payable and depositor's debt which term of limitation of action was expired;*
- *capital differences and other non-realization revenue.*

2.12. The acknowledgement of expenditure

The costs account and calculation of the cost price of released energy are carried out in separate electric power stations, power networks and power supply system in general. The total cost price of energy is formed by the summation of the cost price of production at power stations, cost price of transmission and distribution in electric and heat networks, cost of bought electrical energy and costs on maintenance of the executive body, including the costs on unified technological process control and maintenance of separate divisions on realization of energy.

The object of the calculation of the cost price of electrical and heat energy is the total cost price of the released electrical and heat energy to the customers.

The costing unit is 1kwh and 1Gcal respectively of net released electrical and heat energy to the customers.

Economic expenditures (except for the user charge for using the nets of RAO) on the maintenance of the executive body, including the costs on the maintenance of the affiliated company "Energosbyt", are distributed between electrical and heat energy proportionally to the production costs of power stations and networks. Economic expenditures are distributed between electrical and heat energy proportionally to their shop cost.

The expenditures connected with production distribution, accounted on account 44 "Sale costs", are written off completely in the fiscal period on account 90 "Sales".
The account of the costs on heat energy transmission at the power stations is carried out separately from the account of energy generation costs. The calculation of transmission cost price is drawn up separately from electrical and heat energy production as a separate type of activity.

2.13. Segment information

The main type of economic activity of the Company is the production of electrical and heat energy, which sale makes 95% of the gain from the production sale (goods, works, services). The Company carries out other types of activity which are not essential and do not form fiscal segments neither taken together nor separately. That is why the information on operational segments is not revealed separately.
The Company carries out its activity on the territory of Russian Federation and does not choose separate geographical segments because the sources and the character of the risks are almost the same on the entire territory of Russian Federation.

2.14. Fixed capital, surplus capital and capital reserves

Fixed capital is reflected in the sum of nominal value of equities and privileged shares, acquired by shareholders, and nominal value of equities, bought out form shareholders by the Company. The amount of fixed capital corresponds to the amount set in the Articles of the Company.
Surplus capital was formed at the expense of fixed assets as a result of revaluation carried out.
Capital reserves are created in the Company at the rate of 5% of fixed capital in accordance with the Legislation.

2.15. Changes in the account policy

There were no changes in the account policy of the Company on the year of 2005 in comparison with the year 2004.
The following changes and additions were put into the account policy of the Company on the year of 2006:
1. In accordance with Federal Law #58 from 06.06.2005 "About putting changes into the second part of the IRC of RF and other taxation acts of law of RF" and with Federal Law #119 from 22.07.2005 "About putting changes into chapter 21, p.2 of the IRC of RF".
On value added tax (VAT):
- *method and time of the tax base defining;*
- *time of acceptance to the deduction of VAT on the objects of capital construction.*

On the profit tax:
- additions were put into the definition of documentary expenditures;
- new norms were introduced concerning the transactions which were conducted but without their taxation procedure.

2. On account of transactions on purchase and sale of electrical energy in the gross market.

The Company has started working in the gross market of electrical energy and power of period of transition with the free trade sector since 01.04.2005. The planned balance of electrical energy and power on the year of 2006 for the Company is divided into sale of all the generated electrical energy and purchase of all the consumption volume in the gross markets; if the scheme of balance-overflow works, the volume of energy generation at own power stations substitutes the consumption volume, purchased in the gross market of electrical energy (letter of JSC RAO "UES of Russia" #YU-1205 form 16.05.2005). Conditionally fixed charges are accounted during the calculation of final charges for the Company in the retail market. The gain and costs on the purchase of electrical energy in free trade sector, in accordance with all the contracts, are reflected in the accounting in form #2 "Report on profits and losses" on the lines of other industrial goods, products, works, services respectively. Costs on purchased electrical energy in the free trade sector do not receive the share of economic expenditures.

2.16. Comparative data

Comparative data in the accounting for 2005 are drawn up by the way of adjustment of the data of the final accounting for 2004 in order to bring them in correspondence with the changes in forms of accountability for 2005.
The introductive balance of 2005 reflects the results of revaluation of fixed assets. The currency of the balance changed by RUR 2 676 703 thousand.

Table 36.

	on 31.12.2004	on 01.01.2005
Fixed assets	24 174 166	26 850 869

Basic provisions of accounting and tax policy of the JSC "Kuzbassenergo" for the year 2006

1. Basic provisions

1.1. This present provisions was developed in accordance with the requirements of the accounting, tax and civil legislation and applies to the JSC "Kuzbassenergo", his subsidiaries and affiliated companies.

1.2. Accounting and tax keeping in the executive apparatus of the Company, in subsidiaries and in the representative office is carried out by accounting services headed by the chief accountants.

1.3. Subsidiaries and representative office shall present to the executive body of the Company incompleted reports subject to further balancing and processing, also calculation of the separate taxes to submitting to the higher echelons and taxation bodies.

1.4. Subsidiaries and affiliated joint stock companies shall to keep accounting singly, also to make up balances and other accountings reports, to pay tax and fees in accordance with law in force.

2. Accounting policy forming order.

2.1. Accounting policy of the Company is formed due to admissions applied in accounting keeping and reporting (par. 6 of PBU 1/98):

- *property isolation;*
- *continuity of the Company's activity;*
- *sequence of accounting policy applying;*
- *temporary determinacy of factors of economic activity.*

3. Book keeping ways:

3.1. Ways of accounting keeping chosen by the Company under accounting policy forming must be applied by all subsidiaries and representative offices independently from their location.

4. Order of accounting arrangement and keeping.

Manager and Chief accountant of the Company, also managers and chief accountants of subsidiaries and representative office must adhere:

4.1. In organizing and bookkeeping, making and submitting of accounting reports shall be maintained the principle requirements of accounting policy: completeness, timeliness, discretion, priority of the contents, consistency and rationality (p. 7 PBU 1/98).

4.2. Accounting of property, liabilities and business transactions shall be recorded on the related accounts of accounting included in the approved Unified working plan of the accounting accounts of the Company (Appendix № 1 to this present Provisions), developed on the ground of the approved Order of the Ministry of Finance of Russian Federation dd. 31.10.2000 №94n "Plan of accounts of the accounting pf financial and economic activity of the company" including the software functionality used in the company.

The Company's accounting registers shall to be drew up in the format stipulated by the software being a ground of the Company's book-keeping.

4.3. Accounting of property (except for the fixed assets), liabilities and business transactions is carried out in RUR including kopecks without rounding-off. Fixed assets shall be accounted in rubles. Amounts difference of such rounding-off shall be added to the account 91 "Other profits and losses" in composition of unrealized profits (losses).

4. 4. Documentation of business transactions, their reflection in the registers of accounting shall be carried out strictly on time without any omissions and withdrawals according to the Provisions on documents and documents circulation in book keeping (Order №105 dd. 29.07.83 of the MF of USSR), on the ground of schedules of accounting document circulation.

Output forms of accounting registers (ledger, order-books, payment and losses statements etc.) created by means of computer engineering are printed every month and subscribed by the executive and chief accountant (or by the deputy person). Chief accountant bears responsibility for information safety (on paper and on computer carriers).

4.5. Primary accounting documents are accepted to the account if they are made under the form contained in albums of unified forms of the primary accounting documentation. Documents, which form it is not stipulated in these albums, should contain the following obligatory essential elements :

- *name of document;*
- *date of document drawing up;*
- *name of the institution on whose behalf the document was drew up;*
- *contents of business transaction;*
- *gauges of business transactions in natural and monetary terms;*
- *name of authorities responsible for business transactions and its drawing up validity;*
- *personal signatures of the aforementioned persons and their full names.*

Suggested forms of the singly developed documents, as modified unificated forms of the documents applied in the business activity are in the Appendix 2.

To account for the forms of the strict accounting as at the balance account 50 "Cash", a subaccount "monetary documents", as also at the below-line balance account 006 "Strict accounting forms" (by the actual cost of the cost outlay to their purchase).

Analytical accounting according the account 006 "Forms of the strict accounting" is carried out by every type of forms of the strict accounting and their keeping places. The forms of the strict accounting are as follows:

- *owned paper forms*

- *work-books forms*
- *loose leaves in the work-book's forms.*

4.6. Documents circulation's rules of Company aimed to book keeping and reporting shall be regulated by the documents circulation's schedule approved in the executive body, also in subsidiaries and affiliated companies. Documents circulation's schedule fixes terms the initial accounting and other documents to be rendered to the Accounting department of the Company.

4.7. The Company represents the annual accounting report in accordance with the chartered documents to the founders, the Company's participants or its property owners, also to the territory authorities on state statistics according to the place of their registration. Other executive authorities, banks and other users get the accounting report in accordance with the RF legislation in force.
Terms and volumes of accounting reports subject to granting to the executive body by the subsidiaries and affiliated companies shall be fixed by Chief Accountant of the Company.

4.8. Annual accounting reports of the Company shall to be examined and approved by the general meeting of shareholders, also shall be rendered in accordance with terms and addresses provided by the art. 15 of Federal Law №129-FZ dd.21.11.1996 "On accounting" (edition dd. 30.06.2003).

4.9. Directors of the Company have power to sign the initial accounting documents in accordance with regulatory documents of the Company. Directors of subsidiaries, representative offices and departments have power to sign the initial documents under their power of attorneys issued by the Company or under regulatory documents of the Company as it follows from their functions execution.

4.10. Documents used to form business transactions with monetary funds (on accounts and in cash of the company) shall be signed by the general director of by chief accountant, also may be signed by their deputies on corresponding items or by authorized persons (in subsidiaries – by directors and by chief accountants, and/or by persons authorized by the regulatory documentation).

4.11. Contents of the registers of accounting, tax and internal accounting reporting are the commercial classified information.
Persons who have gained access to the information contained in the accounting registers and in the internal accounting reports have to keep commercial classified information. They bear responsibility prescribed by the legislation of Russian Federation for disclosure of information.

4.12. Chief accountants of subsidiaries and of the representative office in accordance with Federal Law on accounting and reporting in RF, exercise supervision of the operation's reflection, submitting of operative information, accounting reports drawing up in accordance with the fixed terms , exercising (together with other bodies) of analyses of financial and economic activity obey directly to the director , and on matters concerned accounting arrangement, reports drawing and tax payment, order and methods of supervision to the chief accountant.

4.13. Directors and chief accountants of subsidiaries and representative office are responsible for accounting and tax arrangement and keeping, also conformity of business transactions to the legislation in force (art. 6 of the Federal Law On accounting №129 – FL)).

5. Book keeping methods

5.1.Fixed assets accounting

5.1.1. Fixed assets in particular the part of the Company property agreeable to the standards of par. 4 of PBU 6/01 "Fixed assets accounting" (Order of MF RF №26n dd. 30.03.2001 (ed. 18.05.2002), also to methodological recommendations on fixed assets accounting (Order of MF RF №91n dd.13.10.2003) are as follows:

- *buildings;*
- *constructions;;*
- *working and power machines and equipment;*
- *measuring and adjustment devices and equipment;*
- *computer techniques;*
- *transport;*
- *instruments;*
- *production and household equipment and items;*
- *plough, productive and pedigree cattle;*
- *perennial plantations;*
- *interfarm roads;*
- *other fixed assets;*
- *capital investments on radical improvement of the grounds;*
- *capital investments in the rented objects of the fixed assets;*
- *lands, plots, objects of nature management (being in the property of the company).*

Long-term special editions of technical content are in the structure of the fixed assets (i.e. SNIP, collections, reference books etc). Acquired book editions with a term of using less than one year contained reference information of temporal keeping are not referred to the objects of the fixed assets and shall to be wrote of to the expenses as other expenditures in the moment of their transfer to maintenance. Writ-off of the book editions of temporal keeping (not to be reordered in the inventory book) shall to be exercised by authority of the director of the branch according to the act on writing off.

5.1.2. Fixed assets acquired for further sale shall to accounted at the account 41 "Goods".

5.1.3. To define composition and classification of the fixed assets it's necessary to guide the All-Russian classifier of fixed assets (OK-013-94) approved by Resolution of the State Committee of RF on standards dd. 26.12.94 №359 (ed. dd. 14.04.1998).

Drawing up of acceptance of the fixed assets in the property composition of the Company is under authority of acceptance committees. The committees are created according the orders:

- *in the executive apparatus;*
- *in the subsidiaries.*

5.1.4. Inventory object shall be regarded as a unit of accounting of the fixed assets that is the object with all adjustments and accessories or separate constructively detached object subject to some single functions fulfillment, or separate complex of constructively jointed objects as an integration subject to the defined work fulfillment (par. 6 PBU 6/01 of Provisions on accounting "Fixed assets accounting" (Order of MF RF №26n dd.30.03.2001(ed. dd. 18.05.2002).

Inventory cost of the fixed asset's objects, i.e. computers shall be determined as a sum of the price of all devices (system block, monitor, printer, keyboard, mouse etc.) subject to work. Components and peripherals devices purchased as a change of the worn out shall be accounted as spare parts on the corresponding sub account of the account 10 "Materials".

5.2. Fixed assets valuation's ways

5.2. 1. at the acceptance to accounting the objects of the fixed assets are valuated by the next ways:

a) at the purchase of the fixed assets subject to payment- at a rate of actual expenses of the company for the purchase, defined according to par. 8 PBU 6/01 " the Fixed assets accounting " and gathered preliminary on the account 08 " Investments in non circulating assets ", the sub account " Purchase of separate objects of the fixed assets ";

b) at construction of the fixed assets by the contract organizations and own-account construction - at a rate of actual expenses for the finished and putted out capital construction according to Provisions on accounting of long-term investments, authorized by the Order of MF of Russian Federation dd. 30.12. 1993 № 160, gathered preliminary on the account 08 " Investments in non-circulating assets " by one object the subaccount " Construction of separate objects of the fixed assets ";

c) at earning of the fixed assets as investments in the authorized (pooled) capital – in monetary valuation approved by the incorporators (participants) if otherwise is not stipulated by the legislation of the Russian Federation (par. 9 PBU 6/01). The note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" in the correspondence with an account 75 "Payments with incorporators" is necessary. On the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" expenses (including transport and other delivery works) concerned the fixed assets earnings in the chartered capital shall be reflected;

d) at gratuitous acquisition of the fixed assets from the legal entities and natural persons also on posting of the fixed assets revealed as surplus over the results of privatization at the market price as for the date of posting. On gratuities acquisition the note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" from the credit of the account 98 "Further incomes" is made according to corresponding analytics.
On the debit of account 08 "Investments in non-circulating assets " the subaccount " Acquisition of separate objects of the fixed assets " the expenses (including transport and other delivery works, registration fees and other expenses) concerned the gratuitous receipt of the fixed assets also are reflected. In process of amortization charge at the gratuitously acquired fixed assets, simultaneously, at a rate of charged amortization, records on the debit of account 98 " Further Incomes " according to corresponding analytics and to the credit of account 91 " Other profits and losses" in the composition of extraordinary incomes are made.
At the surplus posting over the results of inventory a record on the debit of account 01 "Fixed assets" from the credit of account 91 "Other profits and losses" is made.
Not accounted real estate revealed in the process of inventory shall be charged in the composition of the fixed assets after the documents submittal to the State registration.
To determine a current market cost the data on the cost of the same fixed assets acquired in written form from the companies – producers may be used; information on the cost level being at the disposal of the State statistics authorities, trade inspections, also mass media and special literature; expert reports on the cost of the single objects of the fixed assets being in force as for a date of taking into account must be proved documentary or by way of expertise making (par. 29 Methodical recommendations on the fixed assets accounting (Order of MF RF №91n dd. 13.10.2003);

e) acquisition of the fixed assets under the contracts providing execution of liabilities (payment) by nonmonetary assets at the cost of values transferred or subject to transfer to the Company according to the price which in comparable circumstances the Company usually determines cost of the similar values (par. 11 PBU 6/01);

f) Contract value shall be recognized as the value of the fixed assets acquired under exchange contracts which fixes the contract value of the exchange property.

5.2.2. Expenses on loans and credits (interests etc.) due to the fixed assets acquisition shall be included in the initial value of the fixed assets in accordance with par. 23, 31 of Accounting Provisions "Accounting of loans and credits, also their performance expenses" PBU 15/01 (Order of MF №60n dd.2.09.2001).

5.2.3. Expenses (income) on acquisition of the objects of the fixed assets arisen after its acceptance to accounting (cost and price difference, nonreimbursable taxes etc.) shall be accounted on the account 91 "Other profits and losses" in composition of extraordinary expenses (incomes) according to the corresponding analytics.

5.2.4 Changes in initial cost of the fixed assets shall be only in cases of completion, after equipment, reconstruction and modernization, partial liquidation and revaluation of the fixed assets.

5.2.5. Complex or partial revaluation of groups of similar objects of the fixed assets over the current (replacement cost) by way of indexation or direct converting according to documentary approved market costs is carried out one a year (as for the 1 January of the reporting year) on the ground of the single Order of the Company, and further is carried out regularly (every year).
Revaluation sum of the fixed asset's object resulted to revaluation shall be charged on the account 83"surplus capital" in amount charged minus its discount fulfilled the previous reporting periods and transferred to the account of profits and losses as operational expenses.
Revaluation sum of the fixed asset's object equal to the sum of its discount fulfilled the last previous periods and transferred to the account of profits and losses as expenses shall be transferred to account 91 "Other profits and losses" in composition of operational profits.
Discount sum of the object of the fixed assets shall be referred to the additional capital decreasing composed due to revaluation's sum of this object in the previous reporting periods (par. 15 PBU 6/01, ed. 18.05.2002).
Excess of the discount sum of the object of the fixed assets over the sum of its discount related to the additional capital resulted the revaluation spent the previous periods shall be referred to the account 84 "Non distributed profits (uncovered loss)".

5.2.6. Sum of revaluation (discount) arose from revaluation of the fixed assets of the subsidiaries shall be transferred to the executive body of the Company on debit (credit) of account 79 "Intraeconomic payments" on subaccount " Payments on allocated property".
5.2.7. At the object of the fixed assets withdrawal the sum of its revaluation shall be transferred from the account 83 "surplus capital" to the account 84 "Non distributed profits (uncovered loss)" in composition of profit of the reporting period (par. 15 PBU 6/01).

5.2.8. Valuation of the fixed asset's object which cost under acquisition is expressed in foreign exchange shall be realized by way of the sum conversion according to the rate in force of Central Bank of Russia by the date of the object charge to account 01 "Fixed assets".
Furthermore the rate difference shall be accounted on debit (credit) of account 08 "Investments in noncirculated assets" in the credit (debit) of account 91 "other profits and losses" in composition of the extraordinary expenses (profits) (par. 16 PBU 6/01).

5.2.9. Gratuitous transfer and sale of the fixed assets to the third-party companies and natural persons, charge-off of underamortization fixed assets from the balance due to their unfitness to use, also deficient fixed assets revealed under inventory or stolen shall be carried out according to the written order of the JSC 'Kuzbassenergo" prepared by the Department on capital management together with visas of corresponding services.
The document shall be subscribed by Deputies general director to the proper place:
- *fixed assets of nonindustrial activities (Housing and communal services, catering, autotransport etc.) – by the first deputy general director on common problems;*
- *industrial fixed assets – by the deputy general director, technical director;*

Charge-off from the balance of the amortized fixed assets due to their unfitness to use, also partial liquidation of the fixed assets shall be carried out on resolution of director of subsidiary or representative office.

In the process of charging-off from the balance of the underamortized fixed assets, VAT falling at the underamortized part without revaluations shall be restored.
Stocks of materials and capital equipment remained due to discount of unfit to reconstruction and further use of the fixed assets shall be debited at the market price as for the date of the fixed assets object's discount

together with transfer to account 91 "Other profits and losses" in composition of operating profits.

5.2.10. Depreciated cost of the retired object of the fixed assets from the credit of account 01 "Fixed assets" shall be withdraw to the debit of corresponding subaccount of account 91 "Other profits and losses":

- *in composition of operating expenses in case of the fixed asset's retire due to sale, charge-off in case of moral or material depreciation;*
- *in composition of extraordinary expenses in case of the fixed asset's retire due to gratuitous transfer.*

Retire of object of the fixed assets transferred on account of investments in the authorized (polled) capital, pay fund in amount of its depreciated cost shall be reflected on debit of account of expenses accounting and credit of account of he foxed assets accounting.

If the object of the fixed assets has not depreciated cost (fully amortized), amount of the conditional value shall be reflected in bookkeeping as operating profits in the line 09010 of the form 2 "Report on profits and losses".

5.2.11. Expenses on the fixed assets charge-off due to accidents, natural disasters and others emergency situations shall be reflected in bookkeeping of reporting period in composition of emergency expenses.

5.3. Amortization of the fixed assets

5.3.1. The method of amortization of the objects of fixed assets is linear, reasoning from the dates of the effective use of these objects. The amortization of the objects of fixed assets, taken on accounting before 01.01.2002, is accrued in accordance with the Regulation of the USSR Council of Ministers from 22.10.1990 № 1072 "About the unified standards of amortization charges for the complete reconstruction of fixed assets of the economy of the USSR". The amortization of the objects of fixed assets, taken on accounting since 01.01.2002, is accrued in accordance with the Regulation of the Government of RF from 01.01.2002 № 1 "About the classification of fixed assets included in the amortization groups".

5.3.2. The amortization of the objects of immovable property, capital investments of which are completed, all primary acceptance instruments are drawn up, the documentation is handed over the state registration and practically put into operation, is accrued in accordance with the established procedure – since the first day of the month, following the month of setting the object into operation. The objects are regarded as the objects of fixed assets.

5.3.3. The objects of fixed assets at the cost of up to RUR 10 000 per unit are charged off according to the item "Amortization" as far as they are put into production or operation. This operation is mentioned in accounting on debit of accounts of inputs account (selling costs) and account credit 01 "Fixed assets" and drawn up by the Act of charging off according to MB-8 form. Such objects are reckoned in the record keeping at the cost of 0. In case of modernization (reconstruction) of these objects, the modernization (reconstruction) expenses are charged to the increase of the cost of the object and amortized in accordance with the established procedure.

The executive body, affiliated companies and the representative office control the movement of these objects in order to ensure their safety in the process of production and operation. Records management of these objects in places of their operation is kept in "The bill of assets at the cost of up to RUR 10 000, put into operation" according to the suggested form, apart from the fixed assets, depreciated in accordance with the established procedure (Appendix 2 to the present Regulation). Accounts department and persons in charge control the correspondence between the records in the bill and inventory sheets.

The retirement of the objects at the cost of up to RUR 10 000 is drawn up by "The Act of retirement of fixed assets at the cost of up to RUR 10 000", according to the suggested form (Appendix 2 to the present Regulation).

5.3.4. Amortization of the following objects is not accrued:

- housing resources (par.17 PBU 6/01);
- objects of external accomplishment (par.17 PBU 6/01);
- productive cattle (par.17 PBU 6/01);
- perennial plantations (par.17 PBU 6/01);

- *lands (par.17 PBU 6/01);*
- *objects of nature management (par.17 PBU 6/01);*
- *fixed assets, received before 01.01.2000 under contracts of donation and gratis in the process of privatization;*
- *books, brochures and other editions.*

5.3.5. The process of amortization accrual can be interrupted by the decision of the director of the affiliated company in the period of restoration (repair, modernization, reconstruction) of the objects of fixed assets, that lasts more than 12 months, and in case of their temporary closing-down for the period of more than 3 months under the order of the JSC "Kuzbassenergo" (par.23 PBU 6/01).

5.3.6. Accrued amortization of the objects of fixed assets of production purposes under the account credit 02 "Depreciation of fixed assets" control account "Accrued amortization" is sent to finance capital investments of production purposes as a record in debit of account 02 "Amortization of fixed assets" control account "Accrued depreciation" from credit 02 "Amortization of fixed assets" control account "Amortization of capital investments".
The off-balance account with the acceptance (transfer) of the funding source among the affiliated companies under off-balance aviso is kept, when nesting at the cost of inter-branch amortization redistribution

5.3.7. Capital investments in the borrowed objects of the fixed assets are amortized as follows:
Capital investments which cost are subject to reimbursement by the leaser to the lessor shall to be depreciated by the lessor in the order similar to the restarting up after reconstruction, modernization or technical reequipment (in case if the JSC "Kuzbassenergo" act as a lessor), that must be stipulated by the lease contract;

Capital investments produced by the lesser by approbation of the lessor and in accordance with the terms of the lease contract, which cost is not reimbursed by the lessor must be amortized by the lesser within the period of validity of the lease contract from the amount of the amortization calculated subject to useful life defined for the leased objects of the fixed assets in accordance with the Classification of the fixed assets approved by the Government of Russian Federation (if the JSC "Kuzbassenergo" acts as a leaser).

5.3.8. In case of rebuilding, reequipment , reconstruction, modernization, partial liquidation and revaluation of an object of the fixed assets the amortization must be calculated subject to the depreciated cost of the fixed assets by the date of its making and months number rest to the fixed assets maintenance termination.
If a useful life of the fixed asset's object grew after rebuilding, reequipment, reconstruction, modernization than the rest months number to the fixed assets maintenance is possible.
Acceptance of the finished works in rebuilding, reequipment, reconstruction, modernization of the fixed assets shall to be formed by the corresponding act.

5.4. Procedure of accounting and financing of the fixed assets repair

5.4.1. For a current fiscal year the reserve for repair work is created on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" at the rate established by the estimate of expenses of the annual standard of repair cost, including it into production costs monthly (accounts 23, 25, 26) at the rate of 1/12 of annual estimate. The reserve is created to include expenses for all types of repair work of fixed assets of production purposes into production costs.

At year end the adjustment of the repair reserve is performed :

- *extra reserved money for the repair of fixed assets (as a result of inventory taking) is reversed an entry.*
- *in case of stress of reserve money for repair of fixed assets, extra charge takes place under debit of accounts of the records of production costs and on account credit 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes".*

Account of repair expenses is carried out separately according to the types of repair (thorough repairs and current repairs) and methods of carrying out (contract and household).

All the expenses for repair of fixed assets of production purposes, carried out with the help of:

- household method – are accounted object by object on account 23 "Auxiliary processes" under control accounts "Thorough repairs of fixed assets using the household method" and "Current repairs of fixed assets using the household method". Later they will be put in corpore into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" every month.

- contract method – are put in corpore from account credit 60 "Settling with suppliers and contractors" on the corresponding control accounts into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes"

In case of stress of reserve money for repair of fixed assets (including leasehold assets) of production purposes, debit balance on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" is mentioned in the line of the balance "Other production costs and resource" at the end of month.

Expenses for repair of fixed assets of non-production purposes are charged off from the credit of corresponding control accounts of account 23 "Auxiliary processes" or account 60 "Settling with suppliers and contractors" into debit of account 29 "Attendant production and households" without fund creation.

5.5. Account of intangible assets.

5.5.1. Intangible assets include the objects of intellectual property under all implemented terms, mentioned in par.3 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n).

5.5.2. .To be taken on accounting the objects of intangible assets are valued in the following ways:

a) intangible assets acquisition subject to payment – at the rate of actual expenses of the Company for the acquisition of the assets, defined in accordance with par.6 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n), collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

b) creation of intangible assets by the Company itself – at the rate of actual expenses for creation and production except for value added tax and other refundable taxes, collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets"(par.7 PBU 14/2000);

c) deposition of intangible assets in the authorized (polled) capital – in pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF (par.9 PBU 14/2000).A preliminary record is made in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" in correspondence with account 75 "Settling with founders". The expenses connected with deposition of intangible assets in chartered capital are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

d) non-repayable donation of intangible assets from legal and natural persons - at the common rate at the date of posting. A record in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" from account credit 98 "Revenue of next periods" is made. The expenses connected with non-repayable donation of intangible assets are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets". The information about the prices, established at the date of taking on accounting, is confirmed authentically or by examining.

By amortization accrual of such intangible assets at the same time at the rate of accrued amortization the records are made on debit of account 98 "Revenue of next periods" in corresponding analytics and account

credit 91"Other profits and losses" in non-disposal revenue;

e) acquisition of intangible assets under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or being subject to transfer by the Company, set reasoning from the price that is fixed by the Company for similar values in similar circumstances (par.11 PBU 14/2000);

f) the cost of intangible assets is the contract value; the assets received under contracts of exchange which fix the contract value of exchanged property;

5.5.3. Amortization of all groups of intangible assets is carried out with the linear method, based on the standards calculated on the basis of the period of the effective use of the objects of intangible assets, using account 05 "Amortization of intangible assets" (par.15, 16, 21 PBU 14/2000).

5.5.4. The period of the effective use of intangible assets is defined independently when the object is taken on accounting, reasoning from the expected period of use of an object, when it is possible to collect revenue. The expected period of the effective use should not exceed the period of validity of a patent, a licence and other legal documents and limits on the use of the objects of intellectual property according the present legislation of Russian Federation (par.17 PBU 14/2000).

If it is impossible to define the period of the effective use of intangible assets; the standards of amortization charges are set counting on 20 years (but it should not exceed the period of functioning of the Company).

5.6. Lease of fixed assets

5.6.1. The leased property is mentioned apart in accounting. All the leased property expenses are carried out on account 90 "Selling". Depreciation of leased property is mentioned on account credit 02 "Amortization of the fixed assets" and debit of account 90 "Selling".

Full payback of the objects (including local taxes: acre-shot, tax on property, etc.) should be provided in lease contracts.

If under the lease contract of the fixed assets the lessor settles up with the communal services suppliers, the lesser must compensate a full cost of these services according to the invoice issued by the lessor. In case of lease of a part of the fixed asset's object of the lessor, a share of communal expenses fallen at the leaser shall to be defined by the measuring devises or in case of their lack as a ratio of a part of an area of the fixed asset's object occupied by the leaser to the total area of an object of the lessor's fixed assets.
The lessor shall to pay off communal services against the invoices issued to him by the communal services suppliers than he must invoice it to the leaser.
Compensation for communal services received by the lessor from the lease is not a profit, but a reimbursement of expenses amount produced by the lessor.

5.6.2. Account of leased fixed assets is kept on off-balance account 001 "Leased fixed assets" according to the valuation, fixed in lease contracts. Analytic account is kept regarding lessors and every object of leased fixed assets.

5.6.3. . Lease contract defines the period of leasing of fixed assets, the amount of rental fee, the terms of the keeping and repair work, valuation changes as a result of thorough repairs, and procedure of settlements.

5.6.4. The property, purchased for leasing and profit earning, is mentioned in accounting on account 03 "Income investments in stocks of materials and capital equipment".

5.6.5. Lease contracts of the fixed assets shall to be coordinated with the Deputy general director of the JSC "Kuzbassenergo" on corporate governance and visaed by the corresponding authorities.

5.7. Account characteristics of the investments in non-circulating assets.

5.7.1. Running OKS costs (wage cost, travel expenses) are covered at the expense of the funds, aimed at financing of capital construction and included in the inventory cost of exploited objects (par.1.4. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160).

5.7.2. Every month running OKS costs of the executive body are distributed among the affiliated companies pro rata SMR volume of affiliated companies in accordance with the coefficient, calculated as in the ratio of SMR volume of an affiliated company for the reporting month and total SMR volume of the Company for this month.

5.7.3. Capital construction expenses are included in inventory cost of objects of capital investments at taking them on accounting. They are classified by par.3.1.7. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160 as the expenses not leading to the increase in the cost of fixed assets.

5.7.4. If the Company has shares when the construction is under way, the transfer of monetary funds or property to the chief builder on the basis of share holding is reflected as a accounts receivable of this construction by the record in debit of corresponding control account of account 76 "Settling with various debtors and creditors" in correspondence with accounts of accountability of monetary funds or property.

When the construction (or it's part) comes to an end the corresponding expenses are taken on account by the record from account credit of the corresponding control account 76 "Settling with various debtors and creditors" in debit of account 08 "Investments in non-circulating assets", control account "Construction of the objects of fixed assets".

5.7.5. If the Company is the chief builder, the money, received from the builders who have shares, is mentioned as money for purpose financing on debit of account 86 "Purpose financing" in correspondence with accounts of accountability of monetary funds or property.

5.7.6. Account of NIOKR in the Company is carried out in accordance with the Regulation on accounting "Account of expenses for research engineering, development and technological activity" (PBU 17/02) (approved by the Order of the Ministry on Finances dd. 19.11.2003 №115n).

The expenses for research engineering, development and technological activity are recognized in accounting if:

The sum of the expense can be defined and confirmed;

There is documentation that proves execution phase;

The results of the activity used in production and operation will lead to revenue in future;

The use of results of research engineering, development and technological activity can be demonstrated.

The expenses for research engineering, development and technological activity according to the par. 4 of PBU 17/02 don't contain:

The company's expenses on nature resources development;

Expenses on development of production, new companies, plants, aggregates (start costs);

Expenses on development of manufacturing work;

Expenses concerned the improvement of production technology together with improvement of product quality, change in the product's designing and other operational attributes realized during the manufacturing (technological) process.

The expenses for NIOKR are mentioned in accounting on account 08 "Investments in non-circulating assets" (par.5 PBU 17/02).

The expenses for NIOKR, which results are subject to legal safeguard and drawn up in accordance with

legislation order (patents, licenses and other documentation are received to attest the exclusive right of the Company to possess the results of NIOKR), can be considered intangible assets at the account 04 'Intangible assets" (par. 4 PBU 14/2000).

The expenses for NIOKR , which results are not drawn up in accordance with established procedure, are charged off from account credit 08 "Investments in non-circulating assets" for the expenses for usual activities using the linear method during the fixed period (par. 11 PBU 17/02).

The expenses for NIOKR, which results were not satisfactory, and the results of NIOKR which use was stopped, are drawn up by the decision of PTO of an affiliated company.
The decision can be viewed by the service of PTO of the executive body and with the written permission of the technical director. The expenses are charged off at a time in non-disposal expenses of the reporting period.
If in the process of NIOKR fulfillment a positive result not being subject to legal safeguard, that is going to be used in production or in management, such expenses for NIOKR also shall to be accounted reflected at the account 04 "Intangible assets".

The period of charging off the expenses for NIOKR is set within 2 years.

5.7.7. The objects of the incompleted capital construction, which construction was stopped and won't be carried out because of lack of funds in future, exposed to revaluation, the cost of revaluation is transferred from account credit 84 "Surplus earnings (dead loss)" in debit of account 83 "Surplus capital" and as a record from account credit 08 "Investments in non-circulating assets" in debit of account 91 "Other receipts and expenditures" in the sum of actual expenses incurred.

The charge off the objects of incompleted construction is carried out by phased;
Commission (including specialists of account department, technical services, material responsible persons) is created by order of the manager;
According to the commission's report the act on expediency of write-off the object of incompleted construction is drew up. Thus on the base of this act a liquidation of the object by own forces or together with contracting organization is made;

Act on writ-off (liquidation) of the object of incompleted construction is drawn up after all the works at the liquidated object. The act on write-off (liquidation) of the object of incompleted construction shall to contain information on the object's conditions as for a date of writ-off, its short individual characteristic, reference on expenditures caused by the writ-off and on stocks of materials and capital equipment income due to writ-off.
Under the liquidation of the incompleted construction, expenses accrued on the account 08 "Investments in the non circulating assets» on their construction and expenses caused by these objects liquidation are subject to writing-off in the structure of the intangible assets.
Got material and other stocks of materials and capital equipment due to the objects liquidation useful to further using are subject to posting.

5.8. Inventory accountability

5.8.1. Inventory includes assets:

- *for being used as raw material, materials, etc. in the process of production, in execution phase and rendering of service, repair work of fixed assets, building and assembly jobs, cultural and educational needs;*
- *aimed at being sold (finished commodity);*
- *aimed at being used as means of labour during the 12-month period;*
- *aimed at being used by the Company for meeting its administrative needs.*

5.8.2. Inventory, tools and household fixings used less than for 1 year-period are included in inventory on account 10 "Materials".

5.8.3. The stock-list number, worked out for a definite name of inventory, is taken as an accounting unit.

5.8.4. Taking on accounting of the inventory, its valuation is carried out in the following ways:

- acquisition subject to payment – the sum of actual expenses for acquisition except value added tax and other taxes compensated from the budget, defined in accordance with par.6, 11 PBU 5/01 ("Inventory accounting") approved by the Order of the Ministry of Finance of RF from 09.06.2001 № 44n), with the glance of the regulations of par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" with the glance of interests and other expenses for borrowed current assets (approve by the Order of the Ministry of Finance of RF from 02.08.2001 № 60n);

- making by own strength – reasoning from actual expenses, connected with the production of the inventory. Account and formation of inventory expenses is carried out in the order, established to define the net cost of applicable types of production (par.7 PBU 5/01);

- invested in chartered capital – reasoning from pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF , with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation, according to par.6,8, 11 PBU 5/01);

- received gratis or under the contract of donation, left from retirement of fixed assets and other property and posting of the inventory, revealed as surplus as a result of inventory taking – reasoning from current market cost considering the posting date with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation (par.9, 11 PBU 5/01).

- received under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or subject to transfer to the Company, fixed reasoning from the price that is fixed by the Company for similar values in similar circumstances. If it is impossible to define the cost of assets, transferred or subject to transfer to the Company, the cost of the inventory, received by the Company under the contracts, providing for discharge of obligations (payment) with non-monetary fund, is defined reasoning from the price, that is more suitable for acquisition of similar inventory in similar circumstances. The actual cost price of the inventory includes actual expenses for the delivery of the inventory and putting it in conditions for operation in accordance with par.6, 10, 11 PBU 5/01;

- The cost of the inventory, received under the contracts of exchange, which fix the contract value of the exchanged property, is the fixed contract value.

5.8.5. 5.8.5. The evaluation of the inventory, which cost is evaluated in foreign currency at the moment of acquisition, is estimated in rubles at the rate of exchange fixed by the Central Bank of RF on the day of taking the inventory on accounting.(par.15 PBU 5/01).

5.8.6.. The inventory received by the Company without calculated-paid documents (non-invoiced deliver) are taken on discount at the price fixed in the contract. If the price is not fixed in the contract, in order to fix it and the amount of payment or account payable, the price, used by the Company in similar circumstances with similar inventory, is tagged (par.6.1. PBU 10/99 "The Company's expenses") approved by the Order of the Ministry of Finances of RF №33n dd. 06.05.1999 (ed. dd. 30.03.2001).
After calculated-paid documents are received, the difference between the actual cost of inventory and its valuation at the moment of taking on discount is included in the same expenses accounts the inventory was charged off, and in the balance of the inventory at the store pro rata its volume.

If calculated documents of non-invoiced delivers were received a year later after the annual accounting had been performed, it means that:

a) account cost of the inventory is not changed;

b) the rate of value added tax is used in accounting in accordance with established procedure;

c) settling with a supplier is being adjusted, the difference between account cost of the inventory and its actual cost is charged off in the month, when the calculated documents were received:

- cost decrease of the inventory is mentioned on debit of account 60 "Settling with suppliers and contractors" and account credit 91 "Other expenses";

- cost increase of the inventory is mentioned on debit of account 91 "Other expenses" and account credit 60 "Settling with suppliers and contractors" (par.41 of Methodical Instructions on the inventory accounting (confirmed by the Order of the Ministry of Finance of RF from 28.12.2001 № 119n).

5.8.7. Goods bought for sale by retail are accounted at the value of sales on account 42 "Trading extra charge" (par.13 PBU 5/01). The amount of extra charge, falling at the remains of unrealized products, is fixed reasoning from the percentage of the cost of retired products to the cost of the accounted ones.

5.8.8. Goods bought for selling in wholesale are accounted at the acquisition cost with the glance of the expenses for provision and delivery of the products to the stores (bases) till the moment they come into the market (par.13 PBU 5/01).

5.8.9. The inventory, owned by the Company, but being delivered, or transferred to a customer to pawn, is taken on discount in value, fixed in the contract with sequential adjustment of actual cost (par.26 PBU 5/01).

5.8.10. The account of purchased fuel for energy generation is carried out at actual cost and includes: the fuel cost according to the bills of suppliers, including discounts (extra charge) because of poor (good) quality, the payment for other services provided by the supplier and commodity exchange, railway rate quotation of fuel from the shipment place to the station of destination and from the station of destination to discharge arrangements, other expenses according to par.6, 11 PBU 5/01, except the expenses of fuel- shipping department.

The expenses of fuel supply workshop for unloading, warehousing and intraoffice transference of fuel from the stores and fuel delivery for meeting technological needs are not included in the net cost. They are referred to the expenses for power generation of TTTS (par.4.7. of Methodical Instructions on fuel account at heat power plants RD 34.09.105-96).

5.8.11. On putting the inventory (except the products accounted at value of sales) in production and other type of retirement the valuation is appraised at average net cost of each type of inventory.
The average valuation of actual cost of the materials released in production or charged off for other purposes, is estimated by the defining of the actual cost of the material at the moment of its release (sliding valuation).

5.8.12. The putting into production (operation) of the inventory holdings is drawn up as a blading according to form M-11 for intraoffice transference (from one advance holder to another one).

The charging off the inventory in production, except for construction materials, is carried out on the basis of the act of charging off the equipment and other types of the inventory in suggested form (Appendix № 2 to the present Regulation).

The charging off the inventory in production is carried out on the basis of the act of charging off the inventory in suggested form with simultaneous drawing up the blading according to form M-11 for putting in production (Appendix № 2 to the present Regulation).

5.8.13. The account of special tools, special devices, special equipment and working clothes is carried out in the Company in accordance with the Methodical Instructions on accounting of special tools, special devices, special equipment and working clothes, confirmed by the Order of the Ministry of Finance of RF from 26.12.2002 № 135n.)
The list of the means of labour accounted as special tools, special devices, special equipment, used for carrying out non-standard operations (par.2 of the Methodical Instructions), is defined by the affiliated company independently reasoning from the peculiarities of the engineering procedure.
When defining the composition and groups of special equipment one should take into account the All-Russian classifier of fixed assets OK-013-94 (confirmed by the Resolution of the State Committee on standards, metrology and inspection certification from 26.12.94 № 359), and the All-Russian classifier of types of economic activity, production and services OK-004-93(confirmed by the Resolution of the Government standard of RF from 06.08.93 № 17).
Special equipment, working clothes and other means of man-to-man defense, regardless of their cost and the period of effective use, is referred to the means put into circulation (par.50 "The Regulation on bookkeeping of RF", confirmed by the Order of the Ministry of Finance of RF from 29.03.2000). These means are mentioned in control accounts 10.10 "Special equipment and working clothes at the store" and 10.11 "Special equipment

and working clothes in use", open to the balance account 10 "Materials".

Bedding, tools aimed at carrying out the standard types of production (par.4 of the Methodical Instructions) and other inventory included in the means put into circulation are mentioned in account 10.9 "Inventory and household equipment"

Working clothes and other means of man-to-man defense, special equipment which can be used up to 12 months, according to the standards, are charged off in debit of accounts of expenses for production at the moment of its transference to the workers of the Company (par.21 of the Methodical Instructions)

The charge off the given working clothes, other means of man-to-man defense etc. is carried out on the basis of the act on charging off according to form MB-8 with simultaneous drawing up the blading according to form M-11 for putting in production.

If the period of operation is more than 12 months, the cost of working clothes and other means of man-to-man defense etc. is covered with the linear method reasoning from the periods of the effective use (par.26 of the Methodical Instructions).

To get working clothes, other means of man-to-man defense etc. aimed at long-term use, a worker must sign in worker's personal card (form MB-2) and in the list accounting the issue of the working clothes, other means of man-to-man defense etc. (form MB-7).

The cost of special equipment is covered with the linear method reasoning from the actual cost of the object and standards reasoning from the periods of the effective use of the object (par.24 of the Methodical Instructions). The period of the effective use of special equipment in affiliated companies is set by the permanent Commission individually for each type of special equipment.

The charge off the special equipment and working clothes is carried out in case of actual retirement (obsolescence, depreciation, selling, gratuitous assignment, investment in chartered capital of other companies, disposition in case of an emergency etc.).

5.8.14. The charge off the inventory delivered under the contract of donation or gratis is carried out on the basis of the basic document on the release of materials (the blading on the release of materials, of form M-15, the instructions on the release of materials or the order on the release of materials and "the Act of gratuitous reception- assignment of the inventory" (Appendix № 2 to the present Regulation). The materials are charged off in accordance with par.5.8.11 of the present Regulation. The cost of the donative materials is referred to the finance results of non-realized expenses (par.12 PBU 10/99 "The expenses of the Company" from 06.05.1999 № 33n, par.132 of "The Methodical Instructions on the inventory accounting" from 28.12.2001 № 119n (version of 23.04.2002).

5.8.15. Actual reserves of coal, mazut and other stock of materials are created according to the standards, confirmed by the directors of the Company. It is connected with the seasonal nature of production and energy supply.

5.8.16. The inventory, unloaded by the supplier and had not been delivered at the stores of the Company, which became the property of the Company (regardless of the fact of payment), is mentioned as the inventory that was not delivered at the end of the month.

5.8.16. The reception and posting of the materials is carried out by putting on the documents of the supplier a stamp with essential elements of the posting order (account, blading) (par.49 of "the Methodical Instructions on the inventory accounting" from 28.12.2001 №119n (version of 23.04.2002) and not by the drawing up the posting order (form M-4) if there is no discrepancy between the data of the supplier and actual data (quality and quantity).

5.8.17. The reception, storing, control and issue of ethyl alcohol is carried out in order provided by " Instruction on reception, issue, transportation and control over ethyl alcohol", confirmed by the Ministry of

food industry of the USSR 25.09.85 (from here- Instruction). This Instruction covers all the types and kinds of ethyl alcohol regardless of the way of its purchase and the purpose of further use.

The reception and posting of ethyl alcohol is carried out in anhydrous calculus (in decalitres) on the basis of the Act of the form № P-24 "About the shipping and acceptance of ethyl alcohol" (Appendix № 7 to the Instruction) with the glance of data about the actual quantity of ethyl alcohol, received as a result of measuring conducted by the company officials and mentioned in the section of the Act.

The issue of ethyl alcohol to production departments and laboratories is carried out in accordance with par.2.1. of the Instruction and drawn up as a requisition according to form № P-29 (Appendix to the Instruction).

The results of acceptance and issue of ethyl alcohol carried out on the basis of corresponding posting and expenses documents are fixed in the log book of the measuring of ethyl alcohol according to form № P-23 (Appendix №4 of the Instruction), conducted by the official who is responsible for the acceptance, issue and storing of ethyl alcohol.

In accordance with the requirements of par. 2.6. of the Instruction production departments and laboratories keep records of supply and consumption of ethyl alcohol every day in the book where they fix the name and the number of industrial operations and analysis, the quantity of consumed ethyl alcohol for each operation and for a day.

The rest of ethyl alcohol at the beginning and at the end of the month is shown according to the inventory taking, that is conducted in accordance with section 6 of the Instruction on the first day of each month. The results of the inventory taking are drawn up as the acts according to form №P-27 (Appendix № 21 to the Instruction).

The declarations "About the volume of output and circulation of ethyl alcohol out of food raw material" are shown quarterly by the Company to the rating authorities and executive authorities, granted a license of this type activity, according to appendixes 2 and 7 to the Resolution of the Government of RF from 25.05.99 № 564 "About the approval of the Regulation on avowal of the production and circulation of ethyl alcohol, alcoholic and spirit-based products".

5.9. Account of financial investments.

5.9.1. The account of financial investments in the Company is carried out in accordance with PBU 19/02 "Account of financial investments", confirmed by the Order of the Ministry of Finance of RF from 10.12.2002 № 126n.

5.9.2. The financial investments of the Company include (par.3 PBU 19/02):

- *state and municipal securities, securities belonging to other companies, including debt securities which fix the date and the cost of acquittance (bonds, bill of credits);*
- *investments in the authorized (pooled) capitals of other companies (including subsidiaries and dependent companies);*
- *loans granted to other companies;*
- *deposit investments in lending agencies;*
- *accounts receivable acquired on the basis of assignment;*
- *investments under the contracts of joint venture etc.*

5.9.3. Accounting of financial investments is carried out on account 58 "Financial investments" with the division of the investments on short-term and long-term, according to the application date (maturity date) and the intentions:

- long-term investments, when the schedule data of the application (maturity) date is more than one year or the investments are made to collect revenue for more than a year;

- short-term investments, when the schedule data of the application (maturity) date is less than one year or the investments are made without the intention to collect revenue for less than a year.

5.9.4. Financial investments are taken on accounting at original cost. The original cost of financial

investments, purchased subject to payment, is the sum of actual expenses of the Company for their acquisition, except for value added tax and other compensated taxes (except cases provided by the Legislation of RF about taxes and tallage).

Actual expenses for acquisition of assets in the capacity of financial investments are:

- *the sums paid to a salesman in accordance with the contract;*
- *the sums paid to the companies and other persons for information and consultation services connected with the acquisition of the mentioned assets;*
- *the bonuses paid to mediator companies or another person through whom the assets were bought in the capacity of financial investments;*
- *the expenses of the received loans and lending, made before financial investments are taken on account, at the acquisition of financial investments at the expense of borrowed current assets (par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" confirmed by the Order of the Ministry of Finance of RF from 02.08.2001 № 60n);*
- *other expenses connected with the acquisition of the assets in the capacity of financial investments.*

Actual expenses for the acquisition of the assets in the capacity of financial investments are defined according to the differences in sums if the payment is in rubles and makes the sum equivalent to the sum in foreign currency, before the assets in the capacity of financial investments are taken to the account.

5.9.5. The original cost of finance investments made in the chartered capital of other companies is the pecuniary valuation, coordinated among the founders (members) of the companies, if nothing else is provided by the Legislation of RF.

At payment of the deposition in the chartered capital with non-monetary funds on account 58 "Financial investments" the depreciated cost of transferred objects is mentioned. At the reception of the deposition in the chartered capital with non-monetary funds on account 80 "Chartered capital" the pecuniary valuation of the transferred objects coordinated by the founders is mentioned; account 58 "Financial investments" of the founder and account 80 "Chartered capital" of the receiving party will have different cost valuation.

5.9.6 The original cost of the loans given to other companies is the sum of actual transferred monitory funds or the book cost of the property, if the loan presents the property (non-monetary funds).

5.9.7. The original cost of the financial investments, deposition under the contract of joint venture is the pecuniary valuation coordinated by the partners of the joint venture.

5.9.8. The original cost of the financial investments acquired under the contracts providing for discharge of obligations (payment) with non-monetary funds is the cost of assets, transferred or being subject to transfer by the Company.

The cost of the assets , transferred or being subject to transfer by the Company, is set reasoning from the price that is fixed by the Company for setting similar costs in similar circumstances.

If it is impossible to set the cost of the assets transferred or being subject to transfer by the Company, the cost of the finance investments received by the Company under the contracts providing for discharge of obligations (payment) with non-monetary funds is set reasoning from the cost of acquisition of similar finance investments in similar circumstances.

5.9.9. The original cost of the financial investments received gratis such as securities is:

- the current market cost on the day of the taking on account. The current market cost of securities is their market price calculated in accordance with established procedure by the trade organizer at the equity market;

- the sum of pecuniary valuation that can be received as a result of received securities sale on the day of their taking on account – for the securities which are not taken into account when the trade organizer at the equity market does not calculated the market price.

5.9.10. The financial investment which help to set in accordance with established procedure the current market cost are mentioned in accounting at the end of fiscal year at the current market cost by the adjustment of their valuation on the previous fiscal date. The mentioned adjustment is carried out quarterly.

The difference between financial investments valuation at the current market cost on the fiscal date and the previous financial investments valuation is referred to the financial results (composed of operational receipts and expenditures).

Financial investments which do not set the current market cost are mentioned in accounting on the fiscal date at the original cost.

If on the fiscal date the current market cost of the object of financial investments, earlier valuated at the current market cost, the current market cost is not set, such an object of financial investments is mentioned in accounting at the cost of its last valuation.

5.9.11. The original market cost of debt securities which do not set the current market cost is not made into the principal value (par.22 PBU 19/02 "Account of financial investments" dd. 10.12.2002 № 126n).

5.9.12. At the retirement of the asset, taken on accounting in the capacity of financial investments, that does not set the current market cost its cost is defined reasoning from the original cost of each unit of the accounting of financial investments (par.26 PBU 19/02).

5.9.13 At the retirement of the assets taken on accounting in the capacity of financial investments, which define the current market cost, their cost is defined reasoning from the last valuation.

5.9.14. The valuation of financial investments by the end of the fiscal period is carried out at the original cost of each unit of the accounting of financial investments and at the current market cost (par.32 PBU 19/02).

5.9.15. According to par.6 PBU 19/02 in the analytical account the following information about state securities taken on accounting and securities belonging to other companies is given:

- *name of the Issuer (Company);*
- *name of the securities;*
- *number, series etc.;*
- *nominal price;*
- *buying price;*
- *expenses for the acquisition of securities;*
- *total amount;*
- *date of purchase;*
- *date of sale and other retirement;*
- *storing place.*

5.9.16. At the creation of a reserve on the devaluation of financial investments to carry out a regular supervision and check out of the financial investment's cost on availability of a devaluation signs of the intermediate accounting report by the reporting date (par. IV PBU 19/2). The newly created reserve (fund) shall be approved by the Deputy general director on the corporate governance.

5.10. Creation of the reserves of the doubtful debts.

5.10.1. Due to the results of the inventory of accounts receivable spent at the end of the reporting year, the reserves of the doubtful debts on the settlement with debtors together with transfer of sum of the created reserves to the debit of the account 91 "Other profits and losses" in the structure of operational expenses in correspondence with an account 63 "reserves of doubtful debts" (par.11 PBU 10/99) are creating.

Amount of the reserve shall be defined singly by every doubtful debt according to the financial situation of the debtor and valuation of a possibility of the debt charging off in full volume or partially and is restricted by the Company's financial abilities.

Doubtful debt shall to be recognized a debt of debtors, if such a debt was not paid off in terms stipulated by the contract provisions and was not ensured by a pledge, mortgage, bank warrantee.

The accrued reserve shall to be transferred to the losses cover caused by the doubtful debts.

As a doubtful debt shall to be recognized a debt with the expired period of limitation of action of where the liability was terminated due to impossibility of its execution according to the act of the State authority of due to the Company's liquidation.

The sum of reserves of the doubtful debts not used in the reporting period shall be joined to the profits of the reporting period by the recoding to the credit of account 91 "Other profits and losses" in the structure of other operational profits in correspondence with the account 63 "Reserves of the doubtful debts",

5.11. *Account of the foreign currency transactions and payments in conventional units.*

5.11.1. The property and liabilities which cost is expressed in a foreign currency, are taken on accounting in ruble valuation converted according to the rate of exchange of the Central Bank of RF on the date of the conducting of a transaction; for drawing up of the accounting – according to the rate of exchange of the latest in the accounting period quotation of rate of the Central Bank of RF (par.3, 6 PBU3/2000 "Accounting of assets and liabilities whose cost is expressed in foreign currency" (approved by the Order of the MF RF dd. 10.01.2000).

5.11.2. The ruble valuation of the property (fixed assets, intangible assets, long-term securities, inventory) purchased at foreign currency and posted at the original cost or at the sum of actual expenses for the purchasing (par.9 PBU 14/2000) is not counted over at the drawing up of the accounting.

5.11.3.The differences in rates of exchange arisen as the difference between the ruble valuation of the property or the liability which cost is expressed in a foreign currency calculated at the rate of exchange of the Central Bank of RF on the date of the discharge of liabilities of payment or on the reporting date of the drawing up of the accounting for the reporting period, and the ruble valuation of the property or the liability calculated at the rate of exchange of the Central Bank of RF on the date of the taking them on accounting in the reporting period or on the reporting date of the drawing up of the accounting for the previous reporting period, are referred to on account 91 "Other profits and losses" in the list of non-disposal revenue (expenses) as far as they appear (par.13 PBU 3/2000).

5.11.4. The differences in sums arisen at the settlement for the inventory, performed work, services rendered which cost is expressed in conventional units are included in the expenses for purchasing of the mentioned assets and reflected on the accounts of the inventory and expenses account till the moment of their posting. The differences in sums arisen after the posting of the inventory, performed work, services rendered are referred to on account 91"Other profits and losses" in non-disposal revenue (expenses) as far as they appear.

5.11.5. The differences in sums arisen at the settlement with the banks at the purchase (sale) of a foreign currency at the rate of exchange different from the rate of the Central Bank of RF is referred to on account 91"Other profits and losses" in non-disposal revenue (expenses) as far as they appear.

5.11.6. The differences in sums arisen at other taking (fines, penalties, forfeits), connected with the implementation of the economic contracts, are referred to on account 91 "Other profits and losses" in non-disposal revenue (expenses) as far as they appear

5.12. *The account of the transactions on the settlement accounts.*

5.11.1. The settling with debtors and creditors is reflected by each parties in the accounting in the sums from the entries and acknowledged by the Company as the correct ones.

The sums on the settling with the banks and the budget are coordinated with the applicable companies, the reservation of the undetermined sums on the balance is not admitted (par.74 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance of RF from 29.07.1998 №34n).

The sum on settling with banks, budget reflected in the accounting report shall to be coordinated with the corresponding institutions and be identical. Conservation on the balance sheet of the not adjusted sums on these settlings are not admitted (par. 74 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance of RF from 29.07.1998 №34n).

5.12.2. The settling with debtors and creditors is reflected on the applicable accounts provided by the Unified work plan of the accounts of bookkeeping of the Company in accordance with the requirements of timeliness and comprehensiveness of the accounting.

5.12.3. In accordance with the admission of time certainty of economical activity facts, the accounts receivable and the bill payable are created in the current accounting in the reporting period when the applicable facts of the economical activity took place, regardless of the actual time of intake or pay-out of the monetary funds connected with these facts (par.6 of the Regulation on the accounting "Account policy of the Company" PBU 1/98 (the Order of the Ministry of Finance of RF from 09.12.1998 № 60n).

5.12.4 The sums received from the customers in the form of Available Funds are reflected on account credit of the applicable control of account 62 "Settling with buyers and customers".

5.12.5. The discharge by the discount of the counter claim (art.410 of CC of RF) is defalked on the following terms:

- *the actual existence of counter debts, admitted and unchallenged by the parties;*
- *the uniformity of the counter claims, that means the comparability of the debts and the possibility of bringing them to the equivalent (pecuniary valuation);*
- *the date of the discharge of liabilities has come, or it is not indicated or fixed by the moment of claiming;*
- *the absence in the text of the contract of the term about the inadmissibility of the discount sequential from this contract.*

5.12.6. With a purpose of accordance of verification deeds with the contractors o the requirements of the court practice, also to get possibility to use is as an argument in the court, the deed of verification must contain information on the essential elements of the initial accounting documents (invoice, payment order, deed of performance of works, deed of rendering services etc.) and essential elements of the invoices.

He deed of verification must contain information on the contract under which the mutual payments were performed (including number and date of the contract, if otherwise is not provided by the chartered documents in accordance with the legislation, registered office of the contractor (place of the State registration of legal entity), also the date of drawing up and subscribing of the document by the persons authorized to subscribe the deed of verification (Appendix 2).

5.12.7. 6. The discount of the mutual claims is defalked both by the agreement of the parties and on the unilateral basis with informing of the other party, after the revise of the mutual debts and drawing up of the act of the account revise (in the optional form specifying all the requisites needed for the mutual discounts), signed by the plenipotentiaries of the parties. (Appendix 2).

If the amounts of counter debts differ, the debt which amount is bigger is discharged only in an applicable part, all the rest remains without changes.

5.12.8. Reasoning from par. 5.12.5, 5.12.7. of the present Regulation the suppliers liabilities discounts which are not grounded by calculated-paid documents (non-invoiced delivery) are not defalked till calculated-paid documents are received and the factual rate of the accounts payable is defined on their basis.

5.12.9. The discounts are not defalked if by the application of the alter the term of actional prescription is subject to the claim and this term is expired (art.411 of CC of RF).

5.12.10. The change of the persons in the liability under the assignment contracts is reflected in the accounting in the following way:

- *on the assignment of debt to the Company and affiliated companies, for example of the debtors-energy consumers to the affiliated company Energosbyt, the original debtor is substituted for a new debtor if the Company agreed to assign the debt with the reference to the requisites of the principal contract and the requisites of the assignment agreement (par.1 art.391 of CC of RF). The energy debt is reckoned in corpore in the new debtor account, it means that the original liability is not considered to be fulfilled;*
- *on the assignment of debts by the Company to the other person, the Company debt to the creditor is cut off. The Company debt to the creditors is written off if the creditor agrees to assign the debt to the new debtor with the reference to the requisites of the principal contract and the requisites of the assignment agreement;*
- *on the assignment of debt of the Company or its affiliated companies to the new creditor, it's reflected in the accounting only after the debt notification of the assignment of debt of the original creditor to the new creditor had been received. The accounts payable to the new creditor is still reckoned in corpore in the account of the Company, it means that the original liability is not considered to be fulfilled;*
- *on the assignment of debts by the Company to the other person, the accounts receivable to the Company are cut off. In the account the accounts receivable on the interests are reflected as a record on debit of the applicable control account of account 62 ""Settling with buyers and customers" in the correspondence with the applicable control account of account 91 "Other profit and losses". The debt of the previous debtor is written off from the balance of the Company at the assignment in accordance with the terms of the assignment contract as a record on debit of the applicable control account of account 91 "Other profit and losses " with the simultaneous charge of VAT to be paid in the budget (ch.21 art.167 par.3 of IRC of RF; art.382 par.2 of CC of RF) .*

5.12.11. The own, bank and third party's bills of credit are used in the accounts only through the executive body of the Company.

5.12.12. The drawn own bills are reflected in the accounting on account 60 "Settling with suppliers and contractors" in the applicable analytics in the inner correspondence or in the correspondence with debit of account "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the accounts payable.
The affiliated company received the aviso of the executive apparatus on the bill of credit issue , shall to withdraw accounts payable.

The handing over of the own bills in pawn to discharge a liability to the creditors is reckoned on the off-balance account 009 "Discharge of liabilities and payment security" with the analytical breakdown of the pawnbrokers.

5.12.13. The acquired bills (own debtors' bills) are reckoned in the accounting at bill sum with a glance of the interests owed according to the issue of bill terms under debit of account 62 "Settling with buyers and customers" in the applicable analytics in the inner correspondence or in the correspondence with account 79 "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the accounts receivable. On getting the aviso of the executive body about the bill acquisition to pay the accounts receivable the affiliated company withdraws the accounts receivable, the applicable sums of VAT on shipment are transferred to the balance of the executive body of the Company.

5.12.14. The handing over of the acquired bills (own debtors' bills) to pay the accounts payable is reflected in

the accounting as a sale of rights of property by a record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with account 91 "Other Profits and osses " of the applicable control account. The accounts receivable to the Company or its affiliated companies, the bill was acquired to pay for, is written off from the balance by the record on account credit 91 "Other profits and losses" of the applicable control account.

5.12.15. The acquired bills, including the bills acquired under the endorsement (bank and third party's bills) are reckoned at the rate of actual expenses for acquirement (acquisition) defined in accordance with par.5.9.4. of the present Regulation under debit of account 58 "Financial investments" on the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

If the bill is received to pay the accounts receivable to the Company or its affiliated companies, the accounts receivable is liquidated by the record on the applicable control account of account of the accounts receivable in the correspondence with debit of account 76 "Settling with various debtors and creditors" which reckons the accounts payable for the received bill ..

If such a bill pays the accounts receivable of the affiliated company, the record is made on debit of control account of account 76 "Settling with various debtors and creditors" which reckons the bill payable for the received bill in the correspondence with account 79 "Internal accounts". On getting the aviso the affiliated company withdraws the accounts receivable by the record on account credit of the account of the accounts receivable in the correspondence with account 79 "Internal accounts"

5.12.16. The handling over of the bank bill or the third party's bill to pay the bill payable is reflected in the accounting as the property sale by the record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with the applicable control account of account 91 "Other profits and losses".

The withdrawal of the bill payable is carried out by the record on debit of accounts of the account of the bill payable in the correspondence with the applicable control account 62 "Settling with buyers and customers" .

5.12.17. The retirement of the bank bills and third party's bills from the balance at their submission to the maker for payment is reflected in the accounting under account credit 91 "Other profits and losses " of the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

5.12.18. The accounts receivable with the expired term of actional prescription as well as other debts, unreal for the collection, are written off from the balance.

Debt amortization is carried out on the basis of the act of debt inventory taking, the written reasoning, the order of the director of the Company on each liability at the expense of the present reserve of the shady debts, if it's not enough it is referred to the list of non-disposal expenses (par.12 PBU 10/99 confirmed by the Order of the Ministry of Finance of RF from 06.05.1999 №33n).

The written debt reasoning includes the index of the full name of the debtor, including legal form; the ground, sum and the date of debt origin with the reference to the basic account documents; the ground for the debt amortization with the reference to the rules of law with the vouchers attached:

the copies of the basic account documents (contract, payment order, invoice, deed of works fulfillment (rendered services), agreement (notification) on set-off etc.);

at the settlement of a debtor being a legal entity - the extract from the unified state list of legal entities, containing information on a liquidation; and in case of settlement of a debtor being a natural person – his death certificate if the legislation in force does not provide succession;

at the failure (bankruptcy) of a debtor - resolution on competitive production termination, or report of the arbitrage manager on a failure to satisfy the creditor's claims;

other documents proving the impossibility of debt collection (the act of state authority etc.).
Affiliated companies need to keep the basic account documents in original within 5 years from the date of the Order on debt amortization.

Debt amortization in sum up to RUR 1500 according to one liability with all necessary documents present, is carried out under the order of the director of the affiliated company complying the provisions stipulated by the par. 5.12.18 of this present Order.
The accounts receivable written off in view of debtor's insolvency are reflected in the balance sheet during 5 years since the moment of amortization to observe the possibility of its collection in case of debtor property status change.
The terms of actional prescription are fixed on the basis of art.195-208 of CC of RF. The term of actional prescription is interrupted by the filing of a claim in accordance with established procedure as well as by the actions of the person under obligation which prove the acknowledgement of debt. After the break the term of actional prescription opens again, the time before the break is not included in the new term. (art. 204 CC RF).
The agreement of the parties, the acknowledgement of debt out of the terms of actional prescription as well as the change of persons under obligation can not be the ground for the change of the term of actional prescription and the procedure of its calculation.

The account of accounts receivable is organized according to the terms of actional prescription to observe art. 2 of FL dd. 22.07.2005 №119-FL "On modification to the paragraph 21 of TC of RF and on recognizing as void the single provisions of legislation of RF on taxation".

5.12.19. The amortization from the balance of the unclaimed bill payable and depositor debt with the expired term of actional prescription and under other grounds is carried out at the written permission of the director of the Company (affiliated company) including the index to of the ground, sum, date and legal deeds adjusting the ground of write-off.
Also, amortization from the balance of the unclaimed bill payable and depositor debt with the expired term of actional prescription and under other grounds is carried out at the written permission of the director of the affiliated company according to the standards art.195-208 of CC of RF.

Affiliated companies shall to keep the originals of the aforementioned documents, as the documents certifying assumpsit of debt by the creditor and break-off the terms of actional prescription too early (two-party deed of verification, letter of warrantee, reply the claim etc.) within 56 years from the date of the Order on a debt depreciation.
The sums of the accounts payable written off are referred to account credit 91 "Other profit and losses" in the list of extraordinary revenues.
The sums of VAT on the bill payable written off are reckoned in the accounting and referred to debit of account 91 "Other receipts and expenditures" in the list of extraordinary expenses.

5.13. Calculation of expenditures on production.

5.12.1. Calculation of expenditures on production shall be carried out in accordance with issue II of Provisions on accounting "Company's expenses" (PBU 10/99 (Order of MF of RF № 33n dd. 06.05.1999 . ed. dd. 30.03.2001))

5.13.2. Calculation of expenditures and calculation of the outputted energy net cost shall be carried out in separate electric plants, electric networks and in energy system as whole.
Full net cost of energy is formed by way of summation of net cost of production by electric plants, net cost of transfer and distribution in electric and power networks, cost of purchased electric power and expenses on the executive body's maintenance including expenses on management of technological process and maintenance of the separate subdivisions on energy selling.
Full net cost of effective output of electric and heat energy to consumers is an object for electric and heat energy net cost calculation.
Calculation units are 1 kw/h and 1Gcal of the effectively outputted electric and heat energy.

5.13.3. Calculation of expenditures on production and calculation of real net cost of production shall be carried out by traditional calculation way with direct expenditure accounts (20, 23,29) and indirect (25, 26). Calculation of indirect expense's accounts shall be closed in debit of accounts 20 (23) with further calculation of full real production net cost of the produced items every month.

5.13.4. Expenditures accounted on account 25 "Common production expense" shall be charged-off fully on account 20 "General production" and on account 23 "Auxiliary process" to the proper with their simultaneous distribution between the calculation's objects at the end of month:

- *at the power stations proportionally to the standard fuel level, here expenditures of the plants participated in output of only one type of energy shall be fully referred to this type of energy;*
- *calculation of net cost of production of auxiliary productions - proportionally to the basic salary of employees.*

Common economic expenses (except abonent payment for RAO network's using) on maintenance of the executive body including expenses on maintenance of Energy supply shall be distributed between electric and heat energy proportionally to production expenditures of electric plants and networks.

Expenditures accounted by the subsidiaries on account 26 "Common economic expenses" shall be referred to account 20 "General production", also to account 23 "Auxiliary process" and to account 29 "Auxiliary process and economy" at the end of month in cases of manufacture or production, services and works fulfillment abroad or to other subsidiaries simultaneously their distribution between the objects of calculation:

- *calculating of net cost of production of auxiliary processes shall be referred proportionally to the shop cost of production, works and services. Thus the sum of common economy expenses accounted for production, works and services of the auxiliary and service shops (production) shall be defined due to this share of common economy expenses related to their direct production;*
- *rest part of common economy expenses shall be refereed fully to net cost of general manufacture production (expenses on maintenance of design, technological departments and background of department's manufacture, expenses on maintenance of production laboratories, cost of different tests, researches and experiments subject to general manufacture; expenses concerned rationalization and research on general production; expenses concerned the employee's training and further training for general production; expenses concerned maintenance of watch and fire prevention; expenses concerned payment of land tax, non productive expenses concerned manufacture and supply of general production and other same expenses). Common economy expenses shall be distributed between electric and heat power proportionally to their shop net cost;*
- *common economy expenses on services rendered by auxiliary process and auxiliary production and economy (internal consumption by the subsidiary) are not referred.*

5.13.5. Net cost of electric power transfer (transit) through the corresponding voltage range shall be defined by product of actual net cost of electric power transfer on corresponding voltage thought electric power plants and Energy Supply and by volume ratio of outputted energy under the transit contract on corresponding voltage to the total volume of corresponding voltage output through the network (except overflow balance to other plants) including electric power outputted under the transit contract in accordance with actual balance of electric power in the networks BH, CH1, CH2, HH.

5.13.6. Finished product (account 43) shall be reflected in accounting on actual production cost.

5.13.7. Expenses concerned production supply accounted on account 44 "Expenses on sale" shall be charged-off fully on account 90 "Sales" in reporting period (par. 9 PBU 10/99).

5.13.8. Expenses incurred in the reporting period but concerned the further reporting periods shall be reflected

as future expenses (account 97):
- *holiday pays charge to the next month:*
- *subscription publication's expenditures;*
- *insurance payment charge;*
- *other expenses and payments with further equal charge-off in the related period.*

5.13.9. Expenditures on usual activity shall be classified as in articles, as in elements (par. 8 PBU 10/99).

5.13.10. Expenditures of department on stuff training of the Stuff management department shall be accounted on account 26 "Common economy expenses" separately with further transfer to subsidiaries through account 79 "Intraeconomic payments" in amount of actual expenditures distributed proportionally the volume of rendered works and services.

5.13.11. Expenses on equipment of sanitary-accommodation premises, medical premises, rooms for repose and psychological relaxation, creation of sanitary posts furnished with medicine chests composed of medicine sets subject to initial care etc., provided by the legislation in force, shall be accounted on account 25 "Common productive expenses" according to the fixed norms.

5.13.12. Expenses on preparation and holding of civil defense actions shall be accounted on account 26 "Common economic expenses" (Provisions of the Government №227 dd. 16.03.2000 "On reimbursement of expenses caused by preparation and holding of civil defense actions").

5.13.13. Accounting of expenses on energy transfer at the energy plants shall be carried out apart of accounting of expenses on energy output on the separate subaccount 20.5 "Expenses on heat energy transporting".

Calculation of the transfer net cost shall be accounted apart of electric and heat power production as the separate activity.

5.13.14. Expenses caused by the stuff training:
training cost;;
fare to the place of training;
renting expenses;
daily (travel) allowances for further training (education) of the employee.

5.14. Accounting of operations in electric power sale and purchase at the wholesale market.

5.14.1. In accordance with the sectoral features, electric power purchased at the adjusted sector of wholesales market shall to be included in the electric power net cost and reflected in the book-keeping on the debit of account 30 'Major production" and credit of account 60 "Settlements with suppliers and contractors".

5.14.2. Operations in electric power purchase at the free wholesales market are reflected on the debit of account 41 "Goods" in the book-keeping. Electric power loss caused during its transfer through the power networks are reflected on the account 44 "Purchase expenses". Electric power sales shall be reflected on the credit of account 41 "Goods" in correspondence with the debit of account 90 "Sales".
Services in organizing of a trade system of the wholesales market functioning shall be reflected on the account 44 "Sales expenses" together with further its write-off on the account 90 "Sales".

5.14.3. Electric power purchased at the free market sector shall be transferred to the net cost of the basic electric power shoed in the form №2 "Profit and losses report" in the book-keeping.
5.14.4. Proceeds from electric power sold at the free market sector , in aggregate of all the contracts, shall be reflected in the book-keeping report in the form №2 "Profit and losses report" in the line 015 of the other

goods, products, works and services of industrial nature.
Net cost of electric power sold from the plants shall be calculated due to fuel component of power production at the each power plant and shall be reflected in the form №2 "Profit and losses report" in the line 025.
Expenses on the purchased electric power in the free trade market sector are not provided by a share of economic charges.

5.15. Features of the Company's profits and losses forming

5.15.1. The Company's profits on usual activities are the following:
- *proceeds from electric and heat power sale;*
- *proceeds from increased pay to the rate on reactive power compensation (tangent Fe);*
- *proceeds received for nonrecoverable condensate;*
- *proceeds from makeup and chemical treated water sales;*
- *proceeds from other finished production of auxiliary process sales;*
- *proceeds from agricultural production sales;*
- *proceeds from rendered works (services) of industrial nature (including transit);*
- *earnings concerned temporary use of the Company's assets under the Lease contracts against payment (temporary use and possession).*

5.15.2. Profits on usual activity shall be defined as difference between the earnings on sale of goods, products, works and services according to the current costs and rates on electric and heat power except VAT and expenses on their production and sale approved by REC.

5.15.3Extraordinary profits of the Company shall be declared the following types of penalties, fines and forfeits against the violation of the contract's terms and provisions;

- *electric power capacity excess;*
- *energy consumption contracted size's excess;*
- *energy consumption contracted size's underexploitation;*
- *unauthorized electrical installation's launching;*
- *excess of the fixed by the contract maximum hourly demand of heat energy;*
- *unauthorized water pumping;*
- *excess of the contacted volume of heat energy consumption;*
- *underexploitation of the contracted volume of heat energy consumption , and are reflected on the account 91 'Other profits and losses" in the moment of profit acceptance;*
- *misinformation on instrumentation indications;*
- *seals removing.*

5.15.4. Social oriented expenses, i.e. additional payment to pensions, incentive pays, expenses on health-improving measures, compationate activity, maintenance of objects of social sphere and other similar expenses shall be deemed as other extraordinary expenses and shall be reflected on account 91 "Other profits and losses".
5.15.5. Sum differences over the payments with debtors-buyers arose this reporting period shall be referred to the earning increasing due to sale.
Sum differences arose after the reporting period shall be deemed as profits (losses) of the last years revealed in the reporting period in the result of re-calculations with counteragents and shall be reflected in composition of other extraordinary profits (losses) on account 91 "Other profits and losses".

5.15.6. Interests on the commercial credit granted to the buyer (customer) by the Company on terms of delay of payment including collateral note received from the customer shall be deemed as other extraordinary profits and shall be reflected on account 91 "Other profits and losses".
5.15.7. Energy output to the needs of plants and networks shall be reflected in accounting in appraisal of:

- output to the technological and economy needs of the main and auxiliary processes according to the specially fixed rate without reflection in the sale's volume;
output to own capital construction and to the non industrial economy according to the fixed rates including reflection in the sale's volume.

Electric and heat power consumed by economic needs shall be included in the sale's volume but shall be transfer in aviso through account 79 "Intraeconomy payments" to subsidiaries without invoicing.

According to the "Standard instruction on electric power accounting under its production, transfer and distribution. RD 34.09.101-94 (approved by General State Energy supervision department of Russia (Glavgosenergonadzor of Russia) dd. 02.09.1994), the category of economic needs of energy system involves electric power consumption by auxiliary and non industrial processes being on the balance of electric plants and electric network enterprises obligatory to main production maintenance but not tied directly with technological processes of heat and electric power production at the electric plants, also transfer and distribution of electric power (nomenclature of energy consumption's elements to the economy needs of electric plants and electric networks is defined by the Letter of the Minenergo of USSR №B-6023 dd. 24.04.1980).

Electric power consumption to economic needs of energy system shall be included in the effective output subject to accounting as separate line in form of static report 46-ec "Effective output of electric and heat power" and shall be transferred to subsidiaries according to the special fixed rate.

Electric power consumption to heating, water supply and lighting of dwelling houses, canteens (if these expenses are reflected on b/account 29 "Auxiliary processes and economies"), hostels, hotels, clubs, tourist centers, preventoriums etc. shall not be included in economic needs of energy system.
Also consumers operated from the needs of plants and substations (sub-abonents)are not referred to the economic needs of energy system.
Energy consumed by windings of synchronous condensers and glaze fusion are not referred to the energy consumption to the economic needs of energy system. Aforementioned types of energy consumption form energy losses in electric networks.

Every month according to the reports of PTO of subsidiaries, Energosbyt (Energy supply) shall correct sale's volume on economic need's sum and hand over information on electric and heat power consumed by subsidiaries to economic needs in accordance with approved form "Appendix 2 to this present Provisions) to accounting department of the executive body:
Executive body shall transfer through aviso electric and heat power consumption to the economic needs to the subsidiaries every month. Sum received by the subsidiaries shall be reflected on expenditure accounts (Debit 20,23,25,26; Credit 79).
Heat power (makeup water and unreturned condensate (in tn.) shall be transferred to the subsidiaries through aviso with invoicing by Energosbyt (Energy Supply).

Coordination of parameters with the branch statistical report under the form 46-ES is not provided In the current annual and intermediate accounting. There is a reference to explanation of a reason of data divergence on sales volume with the accounting reporting in the statistical branch report.

5.16. Features of accounting of intraeconomic transactions between the affiliated companies

5.16.1. Operations on the property transfer to subsidiaries shall be reflected in accounting through account 79 "Intraeconomic payments", subaccount "Payments on allotted property" and shall be reflected in passive balance in the filed line 423 of part IV "Capital and reserves"

5.16.2. *Transfer of inventories (MPZ) in the Company shall be reflected in accounting using the account 79 "Intraeconomic payments on the current operations" omitting realization accounts, accounts receivable, account payable without VAT and extra charging.*

Transition of inventories (TMC, goods) between subsidiaries shall be drew up by form M-15 "Blading to the good's output apart" with the first copy of blading transfer to the subsidiary-recipient.

5.16.3. Subsidiary "Kuzbassenergosviaz (KES) which activity is nonspecialized as compared with main activity of JSC "Kuzbassenergo" shall to summarize information on production expenses on account 23 "Auxiliary process".

5.17. **Relations with subsidiaries and affiliated companies.**

5.17.1. Economic operations between the Company and its affiliated companies shall be reflected in book keeping using corresponding accounts on payments with their allocation on the separate subaccount, including VAT charging and obligatory monthly payments revision approved by bilateral revision acts. (Appendix №2).

5.17.2. The company presents the annual accounting report in accordance with the chartered documents to the founders, participants of the company or owners of its property, also to the territorial authorities on the State statistics according to their registration place. Other executive authorities, banks and other users receive the annual accounting reports in accordance with the legislation in force.
Terms and volume of accounting report submitted to the executive apparatus shall be defined by the Chied accountant of the company.

5.18. Accounting of the State assistance.

5.18.1. Information on the received and spent state assistance granted in form of subventions, subsidies, budget credits and other forms with the assets dividing into financing of capital and current charges shall be formed in accordance with par. 4 PBU 13/2000 "Accounting of the State assistance" (Order of MF of RF № 92n dd. 16.10.2000.

5.18.2. Received state assistance in form of budget credits shall be reflected in accounting in order approved for borrowing costs accounting (par.16, 17 PBU 13/2000).

5.18.3. Other forms of the State assistance, benefit on which cannot be reasonable valuated (rendering of consulting services on gratuitous basis, granting of guarantees, interest-free loans or loans with the lowered interest}) or cannot be inseparable from usual economic activities (state purchases), in case of their importance shall be disclosed in the accounting report in the explanatory note (par.18, 19 PBU 13/2000).

5.19. Disposition of profits

5.19.1. Disposition of net profits in the Company shall be approved by the general meeting of shareholders and shall be hold in accordance with Law "On Joint Stock Companies" and with standard documents on book keeping.

5.19.2. Tax and other similar payments accrued during the fiscal year from the profits shall be reflected on account 99 "Profits and losses".

5.19.3. At the expense of unappropriated balance in case of its adequacy the reserve capital equal no more then 5% of the chartered capital shall be established in accordance with Articles of Association.
Assets of the reserve capital shall be used in financing according to Provisions developed by the Company.

5.19.4. Dividend's charge and issue shall be carried out over the results of the fiscal year in accordance with

Articles of Association under the special developed Provisions.

5.19.5. Accounting of transactions with chartered capital, additional capital and reserve capital shall be closed in the executive body of the company as property owner.

5.20. Accounting of loans, credits and expenditures concerned their maintenance

5.20.1. Accounting of expenditures concerned liabilities fulfillment under the received interest-bearing loans (except the State loans) and credits (including commodity and commercial credits) together with loans attraction by way of bill of credit issue, bounds issue and sale, shall be carried out in accordance with Provisions of accounting "Accounting of loans, credits and expenditures on their maintenance" (PBU 15/01) approved by the Order of MF of RF №60n dd. 02.08.2001.

5.20.2. The company's debts to the debtor shall be admitted in accounting in amount of actually received cash assets or in a cost appraisal of other items provided by the contract in the moment of actual transfer of cash assets or other items.

5.20.3. The company's debts under the received loans and credits shall be divided into short-term and long-term, also urgent and outstanding in the accounting.

5.20.4. Transfer of long-term debts into the short-term shall not be made in the moment when under the contract provisions there are 365 days before paying back of the principal sum of the debt.

5.20.5. Expenditures related with receipt and use of loans and credits are the follows:
-due interests to lenders and creditors;
-due interests or discount under the bills of credits and bonds;
additional expenditures concerned the loans and credits receipt, loan liabilities issue and distribution (par. 19 PBU 15/01);
exchange and sum differences under the interests on exchange loans and credits subject to be paid.

5.20.6. Expenditures concerned the loans and credits receipt and use shall be deemed as current expenses except those part which is subject to including in the initial cost pf the fixed assets and non-material assets (par. 12, 23-31 PBU 15/01), or in the actual net cost of the posted inventories, other values, works and services (par. 15 PBU 15/01).

5.20.7. All current expenditures, including additional related with loans and credits receipt and use shall be reflected in composition of operative expenses of the Company in the moment of their charge (expenses process) regardless of time of actual payment. (par. 14, 20 PBU 15/01)

5.20.8. Debts under the received credits and loans, also under the bills of credit, bonds and other loan liabilities subject to be paid shall be reflected at the end of the reporting period including accounting of due interests according to the loan contract terms, credit contract, also bill of credit issue terms (par. 15-18 PBU 15/01).

5.20.9. At draw a bill of credit for reception of the loan by monetary (sale of own bills of credit) the sum of due interests to billholder or discount shall be included in composition of operative expenses under the debit of account 91 " Other profits and losses " in the moment of charge.

5.20.10. Expenses concerned the loans and credits received for non-circulating assets acquisition shall be decreased by the profit's amount on temporary use of loan assets as long-term and short-time financial investments together with approval of such decrease by corresponding calculation (par. 26 PBU 15/01).

5.21. Information on the events after the reporting date

5.21.1. Information on all essential facts happened after the reporting date that affected or may affect financial situation, cashflow or the company's activity results and that took place in the period between the reporting date and the date of the accounting report subscribing shall be reflected in In the annual accounting report (par. 6 Provisions on accounting "Events after the reporting date" PBU 7/98 approved by the Order of MF RF №56n dd. 25.11.1998).

5.21.2. The events stipulated by the Appendix to PBU 7/98 shall be deemed as the events took place after the reporting date.

5.21.3. Consequences of the event took place after the reporting date shall be reflected by way of adjustment in synthetical and analytical accounting of information on corresponding assets, liabilities, capital, profits and losses (par. 9 PBU 7/98) or by way of disclosure of corresponding information in the explanatory note (par. 10 PBU 7/98).

5.21.4. To valuate in money terms the consequences of events took place after the reporting date corresponding calculations shall be made and approved. Calculation shall be made by corresponding authorized Department (Service).

5.21.5. Consequences of such event shall be valuate in money terms on the ground of corresponding calculation according to the discretion requirements (par. 8PBU 7/98).

5.22. Information on conditional facts of economic activity

5.22.1. In the annual accounting report shall be reflected information on all essential conditional facts of economic activity, i.e. on such facts in respect of which consequences and possibility of their appearance in future may be ambiguity and furthermore such conditional fact's consequences may affect the appraisal of accounting report on financial situation, also cash flow and the company's activity results as for a reporting date by the readers and users (par.7 Provisions on accounting "Conditional facts of economic activity" PBU 8/01 approved by the Order of MF RF №57n dd. 25.11.1998).

5.22.2. Conditional facts of economic activity are the follows:

- *unfinished by the reporting date trials where the Company acts as plaintiff or defendant, which decisions may be accepted in the future reporting periods;*
- *disputes with the fiscal bodies concerned payments in the budget not resolved by the reporting date;*
- *guarantees and other types of liabilities security issued in favor of the third parties before the reporting date which execution's terms did not come yet;*
- *discounted before the reporting date bills, which maturity date did not come before the date of the accounting report subscribing;*
- *any executed before the reporting date actions of other institutions, as a result of which the Company should receive indemnification which amount is a subject of trial;*
- *liabilities for environmental protection;*
- *other analogical facts*

5.22.3. Conditional fact of economic activity shall be reflected in accounting and reporting depending on probability of occurrence of its consequences by way of such consequences reflection in analytical and sinthetical accounting (par. 9-13 PBU 8/01) or by way of disclosure of corresponding information in the explanatory note (par. 14 PBU 8/01).
The company creates the funds due to existing liabilities of the company by the reporting date in case of ambiguity concerning an amount or a term of performance under conditions stipulated by the par. 8 of PBU 8/01.

5.22.4. Consequences of conditional fact of economic activity (conditional loss, conditional profit, conditional liability, conditional assets) shall be valuated in money terms on the ground of corresponding calculation according to the discretion requirements (par. 21 PBU 8/01).

Calculations shall be made by corresponding authorized Department (Service).

5.23. Information on affiliated persons.

5.23.1. In the annual accounting report in the explanatory note information on operations with affiliated persons shall be disclosed in cases provided by par. 7 of Provisions on accounting "Information on affiliated persons" PBU 11/2000 approved by the Order of MF RF №5n dd. 13.01.2000):

- *the company is under the control or affect of other institution of natural person;*
- *the company controls or affects other institution..*

5.23.2. Operations between the Company and affiliated person shall be deemed any operation concerned transfer of any assets of liabilities (par. 5 PBU 11/2000).

5.23.3. Information on operations between the Company and affiliated companies and between the affiliated companies composed the group of interrelated companies shall not be disclosed in the consolidated accounting report (par. 9 PBU 11/2000).

5.23.4. List of affiliated persons, information on operations disclosed in accounting report shall be created by the Company independently due to contents of relations between the Company and affiliated person including guidance of priority requirements of the contents to its form.

5.24. Segment Reporting

5.24.1. Information on operational and geographical segments shall be disclosed in the annual accounting report and explanatory note. Information on operational segments shall be deemed as primary information on the segments, as the secondary will be information on geographical segments.

5.24.2. The following activities are in the structure of operational segments (par. 7 Provisions on accounting "Information on the segments" PBU 12/2000 approved by the Order of MF RF №11n dd. 27.01.2000):

- *electric and heat power production;*
- *other activities, in case of disclose in the process of accounting that electric and heat power production composes less 75 % of the Company income (par. 10 PBU 12/2000).*

5.24.3. The following information shall be disclosed over the operational segments: (par. 21 PBU 12/2000):

- *sale's income;*
- *financial result;*
- *total balance amount of assets;*
- *total size of liabilities;*
- *total amount if capital investments in the fixed assets and non-material assets;*
- *total amount of amortization assignments under the fixed assets and non-material assets.*

5.24.4. In the structure of geographical segments shall be included foreign states in case of foreign-economic activity with them, with granting information on amount of sales profit in the context of geographical regions allotted on location of the sales markets on condition that size of sales profit of geographical segment is not less then 10% of sales profit in whole in the Company (par. 9, 22 PBU 12/2000).

5.25. Information on go out of business

5.25.1. Order of disclosure of information on go out of business, including resulted reorganization of the Company (in case of allocation, segregation) shall be carried out in accounting reports according to PBU

16/02 "Information on go out of business" approved by the Order of MF RF №66n dd.02.07.2002.).

7. Accounting policy for the purposes of International Financial Reporting Standards (IFRS)

7.1. General provisions

The account policy of the JSC "Kuzbassenergo" defines used during the preparation of the financial accounting definitions, acknowledgment criteria and principles of valuation of assets, liabilities, receipts and expenditures, methods of the reflection of the transactions, events and terms, as well as the judgments worked out by the management of the JSC "Kuzbassenergo", making a great impact on the sums, acknowledged in the financial accounting.
During the working out of the account policy in accordance with IFAS on the year of 2006, the JSC "Kuzbassenergo" was guided by all the acting at that time Standards, Interpretations, and Principles.

The account policy is drawn up on the basis of the admission of the consecutive usage of the chosen account policy from one fiscal period to another. The changes of the account policy are admissible only if they are required by any Standard and Interpretation, or if the given changes lead to more reliable and true information about transaction impact provided by the financial accounting, as well as the events or terms of the financial condition of the Company, its financial results or flow of cash assets.

The financial accounting of the JSC "Kuzbassenergo" according to IFAS 1 "Financial accounting" consists of:

- *sheet balance;*
- *profit-and-loss report;*
- *report on capital changes;*
- *report on cash flow*

notes which include a brief description of essential elements of the account policy and other explanatory notes.

7.2. Consolidation principles

Consolidated annual financial accounting includes the financial accounting of the JSC "Kuzbassenergo" and its subsidiaries (the Group)for the period from the start of the actual control till its actual ending.

7.2.1. Subsidiaries.

The control is supposed to be exercised when the JSC "Kuzbassenergo":
possesses directly or indirectly, through subsidiaries, more than 50% of voting stocks of the subsidiary; or possesses directly or indirectly, through subsidiaries, less than 50% of voting stocks of the subsidiary, but has the right to:

- *Define financial and operational policy of the subsidiary on the basis of the Articles or agreement;*
- *Appoint or dismiss the majority of the members of the committee of directors or similar authorities;*
- *Participate by a majority vote at the meetings of the committee of directors or similar authorities.*

The accounting of the subsidiaries which are under the Group's control is not included in the consolidated accounting of the Group if:
The control is supposed to be temporary as the shares of the subsidiary are taken up and kept only with the sale purpose in the nearest future; the activity of the subsidiary is influenced by tough long-term restrictions which decrease dramatically its potential to transmit assets of the associated company.
Financial investments into such subsidiaries are accounted as financial investments available for sales.
Assets and liabilities of all the subsidiaries are valuated at fair cost on the date of taking up. Minority interest is

reflected proportionally to the share in the fair cost of assets and liabilities of the subsidiaries.

Financial accounting of the subsidiaries is drawn up for the fiscal periods which are similar to the fiscal periods of the associated company. If it is necessary, the financial accounting of the subsidiaries can include adjustments to bring the used principles of the account policy in correspondence with the principles of the account policy of the Group.

During the preparation of the consolidated financial accounting, all the remains on calculation and transactions within the Group as well as non-realized receipts and expenditures arisen as a result of transactions within the Group are excluded.

7.2.2. Dependent companies.

A dependent company is a company which is under the influence but not control of the Group, as a result of participation in the financial and management decision making, and the Group has from 20% to 50% of voting shares.

Dependent companies are accounted by the share holding since the start and to the end of the material effect on this company.

The results of the activity of dependent companies are accounted by share holding method on the basis of their last financial accounting. The expenditures of dependent companies are taken to accounting in the consolidated financial accounting before the investment in such companies is written off up to zero. After that the expenditures are accounted only in the volume where the Group has liabilities on financial support to such dependent companies.

The current book cost of the investment in dependent companies present the cost of the acquisition including unamortized part of goodwill as well as the share of the Group in non-distributed profit, received after acquisition, and other changes in reserves which are the part of the owned capital of these companies. The current book cost of dependent companies is constantly revised and in case of devaluation, is decreased in the period when such circumstances are revealed.

Non-realized receipts and expenditures arisen as a result of transactions with dependent companies, are subject to exclusion proportionally to the share of the Group in the capital of dependent companies.

7.3. Methods and ways of valuation of the property and economic transactions.

7.3.1. Currency of measurement and currency of introduction.

The currency chosen as a unit of measurement as well as introduction in the consolidated annual financial accounting is Russian ruble. This reflects economic essence of the main principle of the activity of the Group and its economic transactions.

7.3.2. Transactions in foreign currency.

Transactions in the currency which is different from the currency of RF are referred to the transactions in foreign currency. Cash assets and liabilities of the Group expressed in foreign currency on the fiscal date are recalculated in rubles at the rate of exchange on this date.

Transactions in foreign currency are reflected at the rate on the date of the settlement of transaction. Receipts and expenditures arisen as a result of accounting on the data of transactions and during the recalculation of cash assets and liabilities expressed in foreign currency are reflected in the report on receipts and expenditures.

7.3.3. The use of valuations and admissions.

To prepare the present financial accounting in accordance with the requirements of the IFAS the management worked out the number of valuations and admissions referring to assets and liabilities, which are reflected in the present financial accounting as well as to the information disclosure about contingent assets and

liabilities. The actual results can differ from the given valuations taking into account uncertainty of valuations and admissions.

7.3.4. Financial instruments

Financial instruments reflected in the balance of the Group, include financial investment, given borrowing, trade and other accounts receivable, cash assets and their equivalents, received borrowing, trade and other account payable and derivative financial instruments.

Financial instruments originally are reflected at the fair procurement cost, and in case of financial assets or financial liability which are not valuated at the fair cost through profit or loss, transaction costs directly connected with the procurement or release of a financial instrument are also included.

Financial assets and liabilities are accounted in the balance opposite to each other, when the Group has a legal right to set-off or has an intention to conduct calculation at the sum of balancing of accounts.

A financial instrument or its part is written off in the financial accounting when the Group loses its rights or discharges liabilities connected with the given financial instrument. At the writing off of the financial asset, the difference between compensation received or accrued and the current book cost of the asset is admitted in the report on receipts and expenditures. At the writing-off of the financial liability, the difference between compensation received or accrued and the current book cost of the liability is admitted in the report on receipts and expenditures.

7.3.4.1. Financial investments.

Financial investments, except for the investments in subsidiaries and dependent companies, originally are accounted at the cost on the date of the settlement of transaction, which is equal to the fair cost of paid compensation and the costs on transaction in case of financial investments which are not valuated at the fair cost through profit or loss.

Financial investments are classified in the following way:

- *detained until paying off;*
- *valuated at the fair cost through profit and loss;*
- *available for sale.*

Financial investments in debt securities with fixed time to run, which the Group is intended and has the right to detain till the time to run, except for the given borrowing and accounts receivable, are classified as "detained till paying off". Securities, detained till paying off, are accounted at the amortized cost by the method of effective cost of money after deduction of devaluation reserves. Securities detained till paying off are reflected as non-circulating assets except for the cases when the paying off is expected to be carried out within 12 months after the fiscal date.

Financial investment in securities, acquired to earn profit as a result of short-term price range, is classified as "Meant for trade". Securities meant for trade are reflected as negotiable assets.

Any other financial investments except for giving borrowing and accounts receivable are classified as "available for sale". Financial investments available for sale are referred to negotiable assets if the management of the Group is intended to realize them within 12 months since the fiscal date.

Securities available for sale as well as for trade are reflected at the fair cost reasoning from market rates on the date of drawing up of the accounting, without taking into account costs which the Group may have during their realization or other retirement. Receipts and expenditures connected with the change of the fair cost of financial investments are reflected in the report on receipts and expenditures for corresponding period except for financial investments available for sale. The receipts and expenditures of the latest are reflected in the capital. When the market price can not be defined, the fair cost is defined reasoning from the valuations of the

Group.

7.3.4.2. Cash assets and their equivalents.

Cash assets include money in the cash office, money on the account current in banks, bank deposits and other money instruments with the time run not less than three months on the moment of procurement, and can be easily converted in the sum of cash assets and run the slight risk of cost change.

7.3.4.3. Accounts receivable

Trade and other accounts receivable is reflected in the sums presented to payment by contractors, with the deduction of the reserve for doubtful debts which is established if it is necessary.

The reserve sum for the doubtful accounts receivable is calculated on the basis of analysis of its discharge possibility.

Long-term accounts receivable on its original admission is reflected at the fair cost by discounting of all future cash flows at cost of money which is available to the Group on the moment of the original admission. The discounting sum is reflected in the Report on receipts and expenditures as the expenditure from the original admission of accounts receivable at the fair cost. The discounting sum is subject to depreciation during the entire conversion period and is reflected as interest yields in the Report on receipts and expenditures.

7.3.4.4. Account payable

Trade and other account payable is reflected at the nominal value. Long-term account payable on its original admission is reflected at the fair cost by discounting of all future cash flows at cost of money which is available to the Group on the moment of the original admission. The discounting sum is reflected in the Report on receipts and expenditures as the expenditure from the original admission of account payable at the fair cost. The discounting sum is subject to depreciation during the entire conversion period and is reflected as the costs on payment of interest in the Report on receipts and expenditures.

7.3.4.5. The given borrowing

The given borrowing is accounted at the amortized cost by the method of effective interest rate.

7.3.4.6. Credits and received borrowing

All the credits and borrowing originally are admitted at the fair cost of procurement with the deduction of transaction costs. After the original admission all credits and borrowing are reflected at the amortized cost by the method of effective interest rate.
Long-term credits and borrowing received or presented by the Group at the rates which are lower than market ones, on the original admission are reflected at the fair cost by discounting of all future cash flows at the market average cost of money for financial instruments on similar terms.

Borrowed funds which are subject to be discharged within a year from the fiscal date are reflected as short-term liabilities.

Borrowed funds which are subject to be discharged in more than a year from the fiscal date are reflected as long-term liabilities. The part of long-term account payable which is subject to be discharged within 12 months from the fiscal date is reflected as short-term liabilities.

Interests on credits and borrowing are reflected in the accounting by the charge method.
The part of interest unpaid on the fiscal date is reflected in the balance as other account payable.

7.3.5. Dividends

Dividends are admitted as liabilities and calculated from the sum of capital on the fiscal date only when they were declared (approved by shareholders) before the fiscal date inclusive. Dividend information is disclosed in explanatory notes to the financial accounting if they were recommended before the fiscal date as well as after the fiscal date, but before the date when the financial accounting is released.
The amount of non-distributed profit of the Group according to the Russian legislation can be aimed at distribution among shareholders and is defined on the basis of the financial accounting of separate companies which are included in the Group. These sums can differ dramatically from the sums calculated on the basis of the IFAS.

7.3.6. Fixed assets.

The objects of fixed assets are taken to accounting at the actual cost. The actual cost of the object of fixed assets acquired for payment includes the sum of actual costs of the Company on procurement, construction and production, except for the value added tax and other refundable taxes.
Economic and other similar costs are not included into actual costs on procurement, construction or production of fixed assets.
The change of the actual cost of fixed assets at which they were taken to accounting is admissible in cases of completion, reconstruction, modernization, partial liquidation and revaluation of fixed assets. The costs on reconstruction and modernization of the object of fixed assets after they are completed can increase the original cost of such an object if as a result of modernization and reconstruction originally accepted normative functioning indexes (term of usage, power, usage quality, etc) of the object of fixed assets increase.
Fixed assets are reflected in the accounting at the original cost defined on the moment of acceptance of the objects in the accounting and adjusted to the inflation index (consumer price index) calculated for the period from the moment of taking the objects to the accounting to 31.12.2002.
The features of economic obsolescence of fixed assets are defined on each fiscal date. If at least one feature is revealed the management conducts the valuation of compensative cost of fixed assets.
The following features can be regarded as economic obsolescence:
Dramatic changes in technological process of production, economic, legal sphere of activity of the Group;
the presence of obvious depreciation or defacement of the object of fixed assets or the group of the objects of fixed assets;
decrease of market prices for definite types of fixed assets and others.

Refundable cost is defined as the maximum of the fair cost with the deduction of the costs on asset sale and value of its usage (IFAS 36 "Depreciation of assets").
The fair cost with the deduction of the costs on sale is the price of asset in the sale contract in the transaction between well-informed and willing parties to settle such a transaction, with the deduction of additional costs directly connected with the retirement of this asset.
The value of the asset usage presents discounting cost of assumed (evaluative) future flows of cash assets the appearance of which is expected to be from constant asset usage and from its retirement at the end of the period of its service.

Book cost of fixed assets decreases to refundable cost, and the difference is reflected as expenditure (loss from economic obsolescence) in the Report on receipts and expenditures.
Costs on maintenance works, current and capital repairs are referred to the costs as far as they are arisen. All types of costs, which do not lead to the improvement of technical characteristics of fixed assets are referred to the costs on capital repairs.

Profit and losses arisen as a result of the retirement of fixed assets are reflected in the Report on receipts and expenditures as soon as they are arisen.

Depreciation on fixed assets is accrued by uniform charge during the period of effective use of a fixed asset.

The following periods of service are used during the depreciation accrual:

Type of fixed assets	*Terms of effective use (years)*
Fixed assets used at the production of heat and electrical energy	*50*
Fixed assets used at the transmission of electrical energy	*40*
Fixed assets used to distribute electrical energy	*40*
Fixed assets used at the transmission of heat energy	*25*
Other	*15*

State subsidies referred to the procurement of fixed assets are reflected in the balance by deduction to get the book cost of the asset. Subsidy is regarded as profit during the term of effective use of depreciated asset by deduction the rate of accrued depreciation referred to expenditures each period.

7.3.7. Intangible assets

Intangible assets are valuated originally at the cost price. The cost price of the acquired intangible asset includes: its buying price, import taxes and nonrefundable buying taxes, after the deduction of trade discounts and any direct costs on putting the asset into operation.

The computer software is accounted as intangible assets.

After the original admission the intangible asset is accounted at the cost price with the deduction of future depreciation and losses from it.

The method of uniform charge is used to distribute the amortized sum of the asset on the systematical basis during the term of its effective service.

Depreciation is admitted as a current expenditure. The term of effective use of the software makes 5 years.

7.3.8. Inventory holdings

Inventory is reflected at the lowest value: actual cost price or the price for possible realization.

The cost price includes the cost of fixed assets, custom duty, transport costs, cargo-handling cost, direct labor costs as well as corresponding part of indirect field cost and overhead charges.

The cost price is calculated by the method of weighted average cost.

The price for possible realization presents the assumed sale price with the deduction of all costs on completion, promotion and production distribution.

The Group valuates from time to time its holdings to reveal goods obsolescence and if it is necessary forms the corresponding reserve.

7.3.9. Profits tax

Profit tax accrued for a year includes sums of current and deferred tax.

Current profits taxes are accrued in accordance with the Legislation of Russian Federation. The account is based on financial results for the year with the account of the articles which do not increase or decrease the taxation base. The current tax which is subject to be paid is accrued on the basis of the sum of taxable profit for the year and rates, active in the fiscal period, and is adjusted on the tax sums which are subject to be paid for previous years.

The deferred tax is calculated by the balance method and accrued on the differences between the taxation base of assets and liabilities and their current cost, reflected in the financial accounting. The deferred tax liabilities are reflected concerning all the differences increasing taxable profits. The deferred tax requirements are reflected to the extent of the possibility of earning taxable profits sufficient to cover non-accepted tax requirements and tax credits which were not used. The deferred tax assets and liabilities are taken to accounting when they are referred to profits taxes collected by one rating authority, and the Group is intended to to account its current tax assets and liabilities.

The deferred profits taxes are calculated by the tax rates which will be used in the next fiscal period. They are reflected in the Report on receipts and expenditures except for the cases when they are connected with the articles directly referred to the owned capital. In this case, the deferred taxes are reflected as owned capital.

7.3.10. Minority interest

The minority interest presents the proportional share of minoritary shareholders in the capital of the subsidiaries of the JSC "Kuzbassenergo". It is calculated on the basis of the share of minoritary shareholders of the subsidiaries of the JSC "Kuzbassenergo"

7.3.11. The phased out activity.

In the accounting the Group discloses the information about the phased out activity, starting with the event that can be defined as the initial disclosure event. The information about the phased out activity is disclosed in the notes to the financial accounting.

Starting with financial accounting for the period when the initial disclosure event took place, the Group includes in its financial accounting the following information, referred to the phased out activity:

- *Description of the phased out activity;*
- *If it makes an economic segment in accordance with the given accounting;*
- *Date and type of the initial disclosure event;*
- *Date and period when the phase out is expected to take place, if they are known or can be defined;*
- *Book costs on the fiscal date of summon assets and liabilities which are planned to retire;*
- *Gain sums, the sums of costs, receipts and expenditures from the main activity before taxation, which are referred to the phased out activity during the current period of financial accounting as well as profits tax;*
- *Sums of net cash flows referred to the main, investment and financial activity within the phased out activity during the current period of financial accounting.*

If the initial disclosure event takes place after the period of financial accounting of the Group ends but before the approval of the financial accounting for this period, this financial accounting discloses the information mentioned above for the period of this financial accounting.

The information is disclosed in the financial accounting during all the periods including the period when the transactions on phasing out the activity were completed. The transactions on phasing out the activity are completed when the plan is almost implemented or it was refused of.

Any information about the phased out activity is disclosed separately for every phased out activity. Comparative information for previous periods, presented in the financial accounting prepared after the initial disclosure event, is recalculated to present the assets, liabilities, profits, losses and cash flows separately which are referred to further and phased out activity, in a similar way that is described above.

7.3.12. The concerned sides.

In the financial accounting the Group discloses the information on the relations between the concerned sides as well as the information on the types and the constituent elements of the operations held with the concerned sides. The constituent elements of the operations include:

The index of the operation volume, either in the form of the amount or the corresponding shares;

The amount or the corresponding shares of the redeemable items;

The price formation policy.

The analogous items are disclosed in the Group's financial accounting with the total sums.

Being controlled the information on the relations between the concerned sides is disclosed regardless of the fact if the operations were held or not.

7.3.13. Contracts.

The profit on the contracts is admitted as soon as it can be surely estimated. The Group takes into consideration the percentage of the works fulfillment while determining the amount to be admitted in the accounting period. The losses are admitted as soon as there is a probability that they can appear. The total amount of the assumed loss, including the loss connected with unfulfilled works according to the contract, is accounted in the period when the loss was determined.

On determining the total amount of the expenses for the accounting period any expenses by the contract and corresponding to the future periods are shown as unfulfilled work by the contracts.

7.3.14. Cashflow statement .

The Group presents the data on the cash flow using the indirect method that presupposes that the net profit or loss is corrected taking into consideration the results of the non-monetary operations, any deferred or accrued past or future monetary earnings or payments on the principle activity, as well as the items of incomes and expenses connected with the receipt or withdrawal of monetary funds on the investing or financial activity.

The net flow of the cash from the operating activity is determined by correcting the net profit and loss taking into consideration the following:

- *the changes in the stock and the operating debit and credit debts during the period;*
- *non-monetary items such as deterioration, evaluative obligations, deferred taxes, unrealized profits or losses on the foreign currency operations, surplus earnings of the associated companies and the minority interest;*
- *all the other items that lead to the flow of the monetary funds from the investing and financial activity.*

7.3.15. Recompense to the employees.

The salary of the employees that is referred to the labour activity of the current period is admitted as the expenses of the given accounting period.

The Group produces all the necessary deductions for its employees to the Pension Fund of the Russian Federation according to the established norms.

The Group has no separate significant schemes on the provision of pensions. All the additional payments to the retired employees are included to the amount of the expenses on the salary, however this information is not disclosed in the accounting due to the insignificance of these payments.

7.3.16. Reserves.

The reserves are admitted when at present the Group has an obligation that can be juridical or based on the practice, arising from the past events, and if there is a probability that in order to redeem this obligations the resources containing economic benefits are to be used, and if a sure avaluation of the obligation amount can be done.

7.3.17. The acknowledgement of the profits.

The profit is admitted when all the significant risks and benefits connected with the right of property are passed to the buyer, when there is a high probability of receiving economic benefits from the operation and when the amount of the profit can be determined with considerable certainty.

The Group's profits are reflected taking into consideration the electric and thermal energy supply as well as the realization of the goods and services not connected with the power engineering, that took place before the end of the period.

The gain from the realization is reflected in the accounting with the deduction of the value added tax.

The gain is based on the tariffs on the thermal and electric energy that are approved by the Regional energy commission.

7.3.18. Profit for one stock.

Profit for a stock is determined by dividing the net profit related to the Group's general stock holders by the average weighted amount of the general stocks that are being in circulation during the accounting year.

7.3.19. Rendering of segment accounting.

The accounting segments are defined on the basis of operational activity of the Group. The Group includes three main production segments:
The segment "Production and transmission of electrical energy" is presented by power stations and some heat power stations which take part in the energy production as well as electrical networks and Energosbyt which conduct the transmission and distribution of electrical energy from stations to consumers;

The segment "Production and transmission of heat energy" is presented by heat power station and some electric power stations generating heat energy as well as the Department of the heat networks and Energosbyt conducting the transmission of heat energy to the consumers;
The segment "Other" includes the number of small segments such as the activity of repair and auxiliary subdivisions, object of social sphere.

The information about production segments is collected for the year, which ends on 31.12.2006 and for the year which ends on 31.12.2005 according to Appendix #3 to the present Regulations.

7.3.20. Seasonal nature of the activity.

The time and the weather influence the demand for heat energy. The main volume of profits from the realization of heat energy is in the period from October to April. The seasonal nature of the production of heat energy makes a great impact on fuel consumption.
Moreover, from May to September when the production is decreased the costs on repair and maintenance works increase. The seasonal nature of the activity does not influence the procedure of the reflection of profits and costs by the Group.

7.3.21. Events after the fiscal date.

The Group reflects the events which took place after the fiscal date if these events verify the terms which existed on the fiscal date. The Group does not reflect the consequences of the events after the fiscal date if these events speak about the terms arisen after the fiscal date. If these events are essential, the Group disclose the

following information on each essential category of such events after the fiscal date: the character of the event and the valuation of its financial consequences or application.

8.1. Drawing up of the explanatory note.

8.1. The drawing up of the explanatory note to accounting as its integral part (par.5 of the Regulations on accounting "Accounting of the Company" PBU 4/99, approved by the order of the MF of RF from 6.07.1999, #43n), is conducted by the finance department, the department of capital account, law department, accounts department of the executive body of the Company on the basis of the calculations, information and explanations of the subsidiaries, representative office, subsidiaries and dependent companies.

8.2. The explanatory note reveals all the cases of breaking the rules of formation of the accounting, set by the current legal acts on keeping the accounting in Russian Federation, in the part of essential violations of the set rules of keeping the accounting and valuation of the articles of the balance sheet with explaining the reasons caused these violations and revealing the result, what data influenced the understanding of the financial condition of the Company, reflection of financial results of its activity and changes in its financial condition (par.25 PBU 4/99).

8.3. The explanatory note disclose the information about the following chapters:

- *accountant policy (with full coverage of all components, making an essential impact on valuation and decision taking by the users of accounting who have an interest in it) (par.11 PBU 1/98);*
- *explanations of the accounting and report on receipts and expenditures (par.27 PBU 4.99, par.133-143 of the Methodological recommendations about the procedure of accounting indexes formation, approved by the order of the MF of RF from 28.06.2000 #6n);*
- *events after the fiscal date (par.10 PBU 7/98);*
- *conditional facts of the economic activity (par.21 PBU 8/01);*
- *transactions with affiliated person (ch. II PBU 11/2000);*
- *information about segments (ch.IY PBU 12/2000);*
- *information about profit for one stock (ch.IY of the Methodological recommendations on disclosure of information and profit for one stock, approved by the prder of the MF of RF from 21.03.2000 #29n);*
- *the received state assistance (par.22 PBU 13/2000);*
- *received borrowing and credits (par.33 PBU 15/01);*
- *Information on phased out activity (par.11 PBU 16/02);*
- *Information on the costs on NIOKR (par.16 PBU 17/02);*
- *Information on financial investments (par.42 PBU 19/02);*
- *Information on profits tax calculation (par.25 PBU 18/02)*
- *Information on cumulative accounting (with accounting on subsidiaries and dependent companies).*

9. Organizational aspects of account policy.

9.1. Accounting and tax account of productive-economic activity is conducted in accordance with the unified improvement of corporate management policy and maintenance of software unification with plans of works on automation, the use of computer technologies, and getting the documents on the magnetic mediums and monthly printed out the main book and lists of the accounting.

9.2. Property and liabilities inventory is carried out in accordance with the Regulations on accounting in RF and the Methodological instructions on its implementation (the Order of the MF of RF from 13.06.95 #49).

The number of inventory in the fiscal year, dates, list of property and liabilities is set on separate orders of the Director General of the Company, directors of the subsidiaries and representative office with account of the terms of production procedure or when inventory is compulsory.
The inventory of fixed assets is conducted not less than one time in three years, of library stock – once in five years. In special cases the inventory is conducted every year.

9.3. Reorganization (merger, separation, differentiation of separate affiliates in subsidiaries) is dated for the end of the fiscal period (year or quarter), with the compulsory drawing up of the statement and separating balance.

9.4. The original primary instruments on economic transactions at the subsidiaries and representative office are taken to accounting and kept in the places of their drawing up.
According to art.17 of the Law "About accounting" original primary instruments, lists of accounting and accounting itself are kept in accordance with the typical retention period, not less than five years. The work plan of account of the accounting, other documents of account policy are kept not less than five years from the year when they were used to draw up the accounting for the last time.
Primary instruments, account lists, account reports and balances are subject to compulsory putting to record-keeping office. The retention periods are accounted from January 1 of the year following the year when the document was drawn up (according to the List of typical management documents of the activity of the companies, with retention periods mentioned, approved by Russian record-keeping office 06.10.2000 (with changes and additions from 27.10.2003)). A number of documents or a document concerning the same issue or the segment of activity are filed. Files are opened since the first document was included. Documents are included into the file only in one copy. Drafts and copies are not flied to the case. Documents of permanent and temporary character are grouped in separate cases.
In special cases the documents of different retention periods but referred to one issue are put in one file but after the decision was taken they regrouped again. Documents are grouped for one calendar year. The transient cases make an exception. Documents are put into case with all the appendixes and additional materials arisen while the question was discussed. Plan and accounting documentation (plans, bids, charts, reports and calculations) are put into the case of the year which it is referred to, regardless of the time and date.

The drawing up of accounting documents is conducted in accordance with nomenclature of cases – systematized list of cases, formed in the Company with retention periods mentioned in accordance with the General rules of archives' work (approved by the decision of Russian record-keeping office from 06.02.2002).

The cases which formation is prolonged till the next year keep the same number in the nomenclature.
In the end of the calendar year the total record is made about the categories and number of opened cases, where the total number of cases is mentioned as well as the cases of permanent retention period, temporary (more than 10 years) and temporary of up to 10 years retention period, and the number of transit cases.
The nomenclature is signed by the person, responsible for the record keeping, vised by the chief accountant and coordinated with the office and record-keeping office of the company.

10. Approval of the procedure of changes putting in the account policy of the Company:

10.1. Account policy of the Company changes only in the following cases:
-change of the Legislation of Russian Federation or legal acts on accounting;

- working out by the Company new methods of accounting keeping which presupposes more authentic facts of economic activity in the accounting or less labor-output ratio of the process without the decrease of the level of authenticity of the accounting process (change of the structure of the work plan of accounts during putting into operation of new program devices, work out of the methodology of the account of separate economic processes which have no legal regulation, etc.);

-major modification of the terms of the activity (reorganization, owners' replacement, chang of the types of activity, force majeur, change of the internal structure (with no reorganization), etc.).

10.2. Change of account policy is introduced since January 1 of the year following the year of its approval by the correspondent order about the Company except for the cases when the legal act was drawn up during the year and is recommended to be implemented from the accounting of the current year.

7.5. Information about total sum of export and the share export makes in the total volume of sales

The issuer does not perform export of energy out of the territory of Russian Federation.

7.6. Information about the cost of immovable property and major modifications which took place when the last fiscal year ended.

There were no major modifications in the property of the JSC "Kuzbassenergo" for the fiscal period. Total book cost of retired and procured immovable property makes less than 5 per cent of the book cost of assets of the issuer.

7.7. Information about the participation of the issuer in judicial proceedings if such a participation can have a great impact on the financial-economic activity of the issuer.

There were no significant suits, which sum makes or more than 10% of the cost of assets of the issuer during three years, preceding the date of the 1st quarter of 2006.

VIII. Additional information about the issuer and its placed securities

8.1. Additional information about the issuer

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust)

Chartered capital of the Company is composed of net cost of the Company's stocks purchased by the shareholders (allocated stocks).

The amount of the issuer's chartered capital: 606 163 800 (Six hundred millions one hundred sixty three thousands eight hundred roubles).

The company allocated ordinary registered stocks with the same nominal value amounted 1 (one)ruble per share in quantity of 606 163 800 pieces.

A part of shares of JSC "Kuzbassenergo" in form of depository receipts (American depository receipts) is circulated abroad the Russian Federation.
Level and status of the program *: sponsored by ADR of 1 level, number of stocks per 1 ADR is equal 10, Depository bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES, depository agreement was subscribed 23.10.1997. ADR is trade at the Berlin and Frankfurt stock exchanges.*
As for situation of 31.03. 2006 the share's number deposited against the depository receipts amounted ____________pieces, i.e. 1,59% of the chartered capital and of the total vote's number.

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital

During the last 5 terminated fiscal years the JSC "Kuzbassenergo" did not spend additional stock's issue.

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer

A reserve fund is defined by the Company and may not be lower than equal to 5 (five) percent of its authorized capital.
The reserve fund is to be formed by way of obligatory annual payments to reach amount provided by the Articles of Association of the Company. Amount of annual payments is provided by the Articles of Association of the Company and shall no to be less then 5 (five)% of the net income of the Company.
Expenditure of the reserve fund's assets bears only target character. Reserve fund of the Company is subject to cover losses of the Company also to pay-off the Company's bonds and the Company's stocks redemption in case of other assets lack.

Table 35.

Figure's name	2001	2002	2003	2004	2005
Reserve capital, RUR .	13 841 000	16 818 000	16 818 000	16 858 000	16 858 000

Since the year 2002 the JSC "Kuzbassenergo" does not establish nor accumulation fund, consumption fund and social sphere fund.
In accordance with accounting report the reserve capital amounted RUR 16 858 thousands as for a date of 31.03.2006.
The remains of the accumulation fund amounted RUR 237 353 thousands, also remains of the social sphere fund equal to RUR 8 506 thousands are among the unappropriated balance.

8.1.4. Information about the order of calling and conducting a meeting of the issuer's supreme management body

Information about the order of calling and conducting a meeting of the issuer's supreme management body is in accordance with Articles of Association of the Company.

Name of the supreme management body of the issuer: *General meeting of shareholders*
Order of shareholders notification on the meeting conducting:

par. 1.5. Notification of general meeting of shareholder's convocation shall be send (or delivered) to the person indicated in the list of persons entitled to participate in General meeting of shareholders with the ballots for voting and shall to be published by the Company not later than 20 (twenty) days before the General meeting of shareholders, and the announcement on general meeting conducting which agenda contains an issuer on reorganization shall be published in the newspaper "Russian Gazette" not later then 30 (thirty) days before the date of General Meeting .
If the registered person in the register of shareholders of the Company is a nominal stock holder the announcement on the general meeting of shareholders conducting shall be mailed to the address of nominal holder if the register of the persons entitled to participate in the General meeting of shareholders does not contains other postal address where the announcement on general meeting of shareholders conducting shall be mailed to.
p. 11.6. Ballots for voting over the issues of agenda shall be forwarded to every person included in the list of persons entitled to participate in the General meeting of shareholders by a registered letter or handed over to each of the above persons against signature Company not later than 20 (twenty) days before the General meeting of shareholders.
One copy of ballot for voting over all issues of agenda or one copy of two or more ballots for voting over the different issues shall be submitted to each person included in the list of persons entitled to participate in General meeting of shareholders.

Persons (bodies) entitled to convoke (require conducting) of an extraordinary meeting (session) of the supreme management body of the issuer also the order of delivery (submitting) of such demands are the follows:

p. 14.2. Extraordinary General Meeting of shareholders of the Company is to be conducted according to its own initiative, also to demands of the Revision Committee of the Company, Auditor of the Company, also shareholder (shareholders) owned not less then 10 (ten) percents of the voting stocks of the Company as for the date of demand's raising.
p. 14.3.Convocation of the extraordinary general meeting of shareholders on demand of the Revision Committee of the Company, Auditor of the Company or shareholder (shareholder) owned not less then 10 (ten) percents of the voting stocks of the Company shall be exercised by the Board of Directors of the Company.
Such General meeting of shareholders shall to be conducted within 40 (forty) days from the date of demand on conducting of the extraordinary general meeting of shareholders submitting.

p. 14.4. Requirements on the extraordinary general meeting conducting shall to contain the issues subject to agenda inclusion.
Person (persons) requiring the extraordinary general meeting convocation entitled to submit a project of the Extraordinary general meeting of shareholder's decision, also proposal on the form of the general meeting conducting.
n. 14.5. In case if the requirement on the extraordinary general meeting of shareholders convocation is proceeded from the shareholder (shareholders) it must contain the name of shareholder (shareholders) required the meeting's convocation including a number, category (type) of the Company's shares belonging to him.
Requirement on the extraordinary general meeting of the Company convocation shall be signed by the person (persons) required the extraordinary general meeting of the Company.

Order of determination of a date for general meeting (session) of the supreme management body of the issuer conducting:

Determination of a date for general meeting of shareholders conducting is in the sole competence of the Board of Directors of the Company. In the process of preparation for the General meeting of shareholders conducting the Board of Directors determines the date for the General meeting of shareholders conducting. Annual general meeting of shareholders of the Company shall be held not sooner than 2 (two) months and not later than 6 (six) months after the end of a fiscal year.

Extraordinary General meeting of shareholders upon the request of the Revision Committee of the Company, Auditor or shareholder (shareholders) owned not less then 10 (ten) percents of voting share of the Company shall be conducted within 40 (forty) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.
In case if the intended agenda of the extraordinary general meeting of shareholders contains an issue on election of members of the Board of Directors: the General meeting of shareholders is to be conducted within 70 (seventy) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.

Persons entitled to submit offers in agenda of meeting (session) of the supreme management body of the issuer:

p.13.1. Shareholders (shareholder) of the Company owned in aggregate not less then 2 (two) percent of voting shares of the Company within 90- (ninety) days after the date of the end of fiscal year have right to submit offers in agenda of annual general meeting of shareholders and nominate for candidates in the Board of Directors and Revision Committee of the Company which number must not exceed number composition of corresponding body.
p.13.2. Proposal on submitting of issues in agenda of the general meeting of shareholders and proposal on nominating for candidates shall be in written form with the name of submitted shareholder (shareholders), also number and category (type) of shares belonging to him and must be signed by shareholder (shareholders).

p.13.3 Proposal on submitting of issues in agenda of the general meeting of shareholders shall contain statement of each offered issue also proposal on candidates nomination – name of each supposed candidate, name of body subject to his election.

Persons entitled to familiarize with information (materials) submitted to preparing and conducting of meeting (session) of the supreme management body of the issuer also an order of such information (materials) familiarizing:

Persons entitled to participate in the General meeting of shareholders have right to familiarize with information submitted for shareholder's meeting preparing and conducting.

p. 11.7. Information (materials) on agenda of the general meeting of shareholders within the 20 (twenty) days, and in case of general meeting conducting on agenda upon the issue on the Company's reorganization within the 30 (thirty) days before the general meeting of shareholders conducting shall be available to the persons entitled to participate in the general meeting of shareholders subject to familiarization in the premises of the executive body of the company and in other places which addresses indicated in announcement on the general meeting of shareholders conducting. Indicated information (materials) shall be available to the persons participating in the general meeting of shareholders during its conducting.
Familiarization's order of the persons entitled to participate in the general meeting of shareholders with information (materials) over the issues of agenda of the general meeting of shareholders and list of information (materials) shall be defined by the resolution of the Board of Directors of the Company.

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the authorized (pooled) capital (unit trust), or at least 5 percent of ordinary shares

Name: Open Joint Stock Company "Kuzbasshydroenergostroy", JSC "Kuzbasshydroenergostroy" ***(bankruptcy procedure - proceedings in bankruptcy)***
Location: Krapivinsky district , Kemerovo region, Russia
Issuer's share in the chartered capital of legal entity: **100%**

Share of ordinary stocks of the legal entity owned by the issuer:*100 %*
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name : Limited liability company **"Sbytenergo", Ltd. "Sbytenergo"**
Location: ***#14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, Russian Federation, 652417***
Issuer's share in the chartered capital of legal entity: **100%**
Share of legal entity in the issuer's chartered capital: ***no***

Name: Limited liability company ***"Bill centre Kuzbassenergo", Ltd. "Bill centre Kuzbassenergo"***
Location: ***30, Kuznetsky prospect, Kemerovo, Kemerovo region, 650099***

Issuer's share in the chartered capital of legal entity: **100%**
Share of legal entity in the issuer's chartered capital: ***no***

Name: Open Joint Stock Company ***"Investment - production institution "Vodocanal", JSC "IPO Vodocanal"***
Location: ***#3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia***

Issuer's share in the chartered capital of legal entity: ***74.52 %***
Share of ordinary stocks of the legal entity owned by the issuer: ***74,52 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: Open Joint Stock Company ***"Prokopievskenergo", JSC "Prokopievskenergo"***
Location: ***#14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the chartered capital of legal entity: ***60 %***
Share of ordinary stocks of the legal entity owned by the issuer:***60 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Engineering and analytical centre "Kuzbasstechenergo", JSC "Engineering and analytical centre "Kuzbasstechenergo"***
Location: ***#17, Stantsionnaya str., Kemerovo, Russia, 650099***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Kuzbass energyreparing company", JSC "Kuzbass energyreparing company"***
Location: ***#30, Kuznetsky prospect, Kemerovo, Russia, 650099***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the legal entity's ordinary shares of the issuer: ***no***

Name: ***Open Joint Stock Company "Kuzbssetremont", JSC ""Kuzbssetremont"***
Location: ***#1, Nevskogo str., Novokuznetsk, Kemerovo region, Russia, 654079***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***

Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Closed Joint Stock Company "Autotransport enterprise "Kuzbassenergo", ZAO "ATP "Kuzbassenergo"***
Location: #4, Stantsionnaya str., Kemerovo, Russia, ***650006***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Closed Joint Stock Company Medico-sanitary centre "Health centre "Energetic", ZAO "MSC "Health centre "Energetic"***
Location: ***#37, Kuzbasskaya str., Kemerovo, Russia***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Kuzbassenergoservice", JSC "Kuzbassenergoservice"***
Location: ***#10, Karbolitovskaya str., Kemerovo, Russia, 650000***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Company with limited liability " South-West", TOO" South-West"***
Location: ***#10, Predzavodskaya str., Kemerovo, Russia***
Issuer's share in the chartered capital of legal entity: *7.69 %*
Share of legal entity in the issuer's chartered capital: ***no***

Name***: Closed Joint Stock Company "Bagran", ZAO "Bagran"***
Location: #4a, Pionersky boulevard, Kemerovo.
Issuer's share in the chartered capital of legal entity: ***7.14 %***
Share of legal entity in the issuer's chartered capital: ***no***

Officials:
Name***: Limited liability company "Journal TEC and the Kuzbass resources", Ltd. "Journal TEC and the Kuzbass resources"***
Location***: #63, Sovetsky prospect, Kemerovo, 650099***
Issuer's share in the chartered capital of legal entity: ***6.7 %***
Share of legal entity in the issuer's chartered capital : ***no***

8.1.6 . Information about essential transactions carried out by the issuer

No such transactions which liabilities amount 10 and more percents of the balance cost of the issuer's assets in the reporting period.

8.1.7. Information about credit ratings of the issuer

The Issuer or the issuer's securities have not been assigned any credit ratings for the last 5 fiscal years.

8.2. Information about each category (type) of the issuer's stocks

Full name of category /type of stocks: *ordinary registered stocks*
Nominal value: **one ruble**
number of shares in circulation: ***606 163 800 pieces*** .
By Resolution of FCCB of Russia #03-1210/p dd. 24.06.2003 an unification of additional issues of issuing securities of the Kuzbass joint stock company of energetics and electrification was implemented as a result of which:
the following state registration numbers assigned to ordinary registered shares issues of the Kuzbass joint stock company of energetics and electrification were annulated:
39-1n-00734 dd. 25.07.1994;
39-1-00970 dd. 23.11.1995.
Aforementioned issues of ordinary registered shares of the Kuzbass joint stock company of energetics and electrification was assigned the state registration number 1-01-00064-A dd. 24.06. 2004.
JSC 'Central Moscow Depository" being the registrator spend an operation on unification of additional issues of JSC 'Kuzbassenergo" in the register of securities owners the 18th of July 2003.

There are no declared shares
Shareholders rights granted by the ordinary stocks (extract from the Articles of Association):

- Each ordinary stock of the Company grants the shareholder – its owner – an equal volume of rights (par. 6.2 of the Article of Association).
The Company's shareholders, owners of ordinary registered stocks of the Company are entitled to the following:

1) participate in the General meeting of the Company's shareholders with the right to vote on all issues within his competence;
2) propose issues to include into the agenda of the General meeting of shareholders in accordance with the Article of Association and the legislation of the Russian Federation;
3) receive information about the Company's activity and examine its books, accounting statements and other documents in accordance with art. 91 of the Federal Law "On Joint Stock Companies" and with the Articles
4) receive dividends declared by the Company;
5) have priority in acquiring additional shares and issued securities convertible into shares offered through open or closed subscription, proportionally to ordinary share's number belonging to him;
6) receive part of the Company's property left after all settlements with creditors in case of liquidation of the Company;
7) exercise other rights stipulated by the Russian Federation legislation and by the Articles of Association.

8.3. Information about the previous issues of the issuer's securities, except for the issuer's stocks
Only ordinary stocks are in circulation, the issuer did not issued other emissive securities.

8.3.1. Information about the issues with all securities paid off (cancelled)
Only ordinary stocks are in circulation, the issuer did not issued other emissive securities.

8.3.2. Information about the issues with securities in circulation
Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default)
Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.4. Information about the person (persons) providing (provided) security for the bonds of the issue
Issuer did not issue and float any bonds.

8.5. Terms of securing fulfillment of obligations on the bonds of the issue
Issuer did not issue and float any bonds.

8.6. Information about the institutions registering the rights for issued securities of the issuer
Registrator:
Name: ***Joint Stock Company "Central Moscow Depository"***
Location: ***#3 build. B, Orlikov pereulok str., Moscow, 107078***
Postal address: ***#34, building 8, Bolshaya Pochtovaya str., Moscow, 105082***
tel.: ***(095) 221-13-33, 221-13-34;*** fax: ***(095) 221-13-33***
e-mail: ***Mcdepo@dol.ru***
License:
License number: ***10-000-1-00255***
Issue date: ***13.09.2002***
Expiry date: ***unrestricted effective period***
License issuing body: ***Federal Commission on Securities of Russia***
Registrator keeps the issuer's securities register from the 3rd of January 2002.

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents

Federal law of 10 December 2003 No. 173-FZ "On currency regulation and currency control" (ed. 29.06.2004) is the major legislative deed adjusting the issues on the capital import and export.
Tax Code of Russian Federation (part 1 dd. 31.07.1998 №146-FL and part 2 dd. 05.08.2000 № 117-FZ).

Instruction of the Central Bank of the RF of 28 December 2000 No. 96-I (in version of 13.08.2003) "On special accounts of non-residents, type "C". This instruction is subject to adjustment the order of operations with non-residents type "C" in currency of Russian Federation and special accounts type "C" subject to securities accounting.

Instructions adjusted with the Ministry of Trade of Russian Federation on expediency of investments abroad by legal entities and natural persons of RF" approved by the Order of the Ministry of Trade of RF №318 dd. 09.07.1999.

Furthermore the group of Federal laws ratifies agreements on avoiding a double taxation between Russian Federation and foreign countries.
Nowadays a regime on avoiding a double taxation is in force with more then 50 countries. For example:

1. ***Federal Law # 167-FL " dd. 17.07.1999 " on ratification of Agreement between the Government of Russian Federation and the Government of Cyprus republic on avoiding a double taxation concerned profit tax and capital tax".***
2. ***Federal Law #18-FL dd. 08.02.1998 "On ratification of a Convention between the Government of Russian Federation and the Government of French republic on avoiding a double taxation and prevention a tax bilk and violation of legislation concerned profit tax and property tax"***
3. ***Federal Law #65-FL dd. 19.03.1997 "On ratification of Convention between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on avoiding a double taxation and prevention tax bilk concerned profit tax and property price appreciation" and Agreement between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on some Convention's provisions application concluded in form of the notes exchange dd. 15.02.1994.***

4. *Federal Law #42-FL dd. 26.02. 1997 "on ratification of Agreement between Government of Russian Federation and the Government of Canada on avoiding a double taxation concerned profit tax and property tax."*
5. *Federal Law #158-FL dd.18.12.1996 "on ratification of Agreement between the Russian Federation and Federal Republic of Germany on avoiding a double taxation concerned profit tax and property tax".*
6. *Contract concluded between the Russian Federation and United States of America subject to avoid a double taxation and prevent a tax bilk concerned profit tax and capital tax (Washington, 17.06.1992).*
7. *Convention concluded between the USSR Government and the Government of Japan subject to avoid a double taxation and prevent a tax bilk concerned profit tax (Tokyo, 18.01.1986).*
8. *Federal Law #69-FL dd. 14.06.2002 "On ratification of the Agreement concluded between the Government of Russian Federation and the Government of Tajikistan on avoiding a double taxation and prevention a tax bilk concerned profit tax and capital tax".*
9. *Federal Law #60-FL dd. 28.05.2001 "On ratification of the Agreement concluded between the Government of Russian Federation and Moldova republic on stimulation and reciprocal protection of capital investments"*

8.8. Procedure description in taxation of revenues from the issuer's issued securities placed and in floatation

If a Russian institution is an income source, this institution shall to be recognized as tax agent and the tax amount shall be determined in accordance with the RF legislation in force.

At the moment of the reporting quarter terminating the following taxation procedure is in force:

Taxation of legal entity's income on the allocating (allocated) securities as dividends.

Table 37.

№№	Category of securities owners	
	Legal entities – tax residents of RF	
1.Profit's name on the floated securities	**Dividends**	
2. Security tax	Profit tax	
3. Tax rate	9 %	15 %
4.Order and terms of tax payment	Profit tax in form of dividends shall be collected from the source of such tax payment and shall be transferred to the budget by tax agent exercised this payment within 10 days form the date of tax payment.	Amount of the tax withheld from the foreign organizations shall be paid to the budget by tax agent at the same time with profit payment in a currency of this profit payment or in a currency of RF at the official rate of Central Bank as for a date of payments.
5. Features of taxation order for this category of securities owners	The total sum of the tax from the sum of dividends is defined as product of tax rate and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation under definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made	Elimination of double taxation. For exemption of taxation or application of a preferential taxation regime the tax payer (foreign organization) should confirm to the tax agent paying the profit before date of the profit payment that he is a resident of the state, with which Russian Federation has the international contract (agreement) adjusting taxation issues. Such confirmation should be certified by the authorized body of the corresponding foreign state. In a case non confirmation before the date of profit payment the tax agent is to obliged to withhold the profit tax of foreign organization. In accordance with par. 2 of art. 312 of Tax Code of RF (part 2) foreign profit recipient has right to reimburse the early withheld profit tax paid by him earlier within 3 years from the date of tax period termination when the profit tax was paid off under condition of granting by the foreign addressee of the income in the tax body according the place of registration of the tax agent of corresponding documents (list is in art. 312 of the Tax Code of RF (part 2). Repayment of early withheld and paid tax shall be fulfilled within the month from the date of application and aforementioned documents.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations" of the Tax code of RF (part 2).	

Taxation of profits of natural persons on the allocating (allocated) securities as dividends

Table 38.

№№	Category of securities owners	
	Natural persons – tax residents of RF	Foreign natural persons (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	**Dividends**	
2. Profits' name on securities	Tax on the natural person's profits	
3. Tax rate	9 %	30 %
4. Order and terms of tax payment	Liability to withhold from the tax payer's income an amount of the tax and to pay it to the corresponding budget shall be entrusted to Russian organization as the source of income of tax payer in form of dividends (tax agent). Charged amount of tax shall be withheld directly from the tax payer's income under its actual payment. Tax agents shall to pay amounts of the accrued and withheld tax not later the date of actual money receipt to tax payment in bank, also the date of income transfer from the accounts of tax agents to accounts of tax payer or on his behalf to the third party's bank accounts.	
5. Features of taxation order for this category of securities owners	Total sum of tax on the dividend amount shall be defined as of as product of the rate of the tax and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation at definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made.	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2), art. 275 of the chapter 25 "Profit tax of organizations", Tax Code RF.	

Taxation of legal entities profit subject to sale of the allocating (allocated) securities, also interests from the bonds of the issuer

Table 39.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
Profit's name on the floated securities	**Profits from operations on securities sale, also percents on the issuer's bonds.**	**Profits from Russian organization's shares sale , whose assets more then 50% composed of real estates located on the RF territory, also percents on the issuer's bonds.**
2. Profits' name on securities	Profit tax	
3. Tax rate	24 %	20 %

4. Order and terms of tax payment	Tax subject to be paid off at the end of tax period shall be paid off not later the date provided by art. 289 of Tax Code of RF for tax declaration's submitting for the corresponding tax period. Advance payments on the tax over the results of reporting period shall be pad off not later the date determined for the tax declarations submitting for the corresponding tax period. Monthly advanced payments shall be paid in terms in 28 days at latest, as of the date of the end of the corresponding tax period. The taxpayers calculating the sums of monthly advance payments on the basis of actually received profits shall submit tax declarations in not later than the 28th of the month next following the month on the basis of which results the calculation of the tax is made. By results of the reporting (tax) period amounts of monthly advanced payments paid within the reporting (tax) period shall be set-off in the advance payments by the results of the reporting period. Advanced payments by the results of reporting period shall be set-off in account of tax payment by the results of tax period.	The Russian organization or the foreign organization performing activity in the Russian Federation through its permanent representation (tax agents) paying out income to a foreign organization shall with hold the sum of tax from the incomes of this foreign organization, in every payment (transfer) to it of monetary funds or in another receipt of incomes by the foreign organization. The tax agent shall be obliged to transfer the corresponding sum of tax in the course of three days after the day of payment (transfer) of the monetary funds to the foreign organization or of another receipt of incomes by the foreign organization.
5. Features of taxation order for this category of securities owners		If a foreign organization submits to the tax agent confirmation that this foreign organization has a constant location in this country, with whom Russian Federation has the international agreement regulating taxation issues, concerning the income on which the international agreement stipulates a preferential mode of taxation in Russian Federation, elimination of tax deduction from a source of payment or deduction of the tax under the lowered rates before the date of income payment.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations", Tax Code RF.	

Taxation of natural' person's profit subject to sale of allocating and allocated securities, also interests from the bonds of the issuer

Table 40.

№№	Category of securities owners	
	Natural persons – tax residents of RF	Foreign natural persons – (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	The profits of the RF sources are the follows: **- interests received from Russian organization, as well as interests received from Russian individual businessmen and (or) from a foreign organization in connection with the activity of its permanent representation in the Russian Federation;** **- profits on shares or other securities sale in RF, also participation share in the chartered capital of organizations;**	
2. Profits' name on securities	Natural person's profit tax	
3. Tax rate	13 %	30 %
4. Order and terms of tax payment	Tax amount calculation and payment is carried out by the tax agent by the end of fiscal period (fiscal year) or at carrying out by him monetary funds of the tax payer payment before the end of the fiscal period. At payment of monetary funds before the expire of scheduled fiscal period a tax shall be paid off from the profit's share equal to actual sum of monetary funds paid off.	

5. Features of taxation order for this category of securities owners	At the absence pf documentary approval of expenses a natural person entitled to use tax deduction in amount received due to securities sale in the ownership of tax payer less then three years but not exceeded 125 000 RUR. At securities selling in the ownership of tax payer during three years and more, the property tax deduction shall be granted in amount received due to securities selling by the tax payer. At the property selling in the aggregate share or aggregate joint ownership corresponding amount of the property tax deduction shall be distributed between owners of this property in proportion to their share or on mutual agreement.	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2)	

8.9. Information about the announced (accrued) and paid dividends on the issuer's securities, and income from the issuer's bonds

At the outcome of the year 2001 The annual general meeting of shareholders of he JSC "Kuzbassenergo" approved a decision: "Not to pay off the dividends on the ordinary stocks of the Company at the outcome of the year 2001" (minutes №10 dd. 21.06.2002).

Due to existing financial result at the outcome of the year 2001 in amount of 2977 thousands rubles. The Board of Directors of JSC "Kuzbassenergo" recommended to annual general meeting of shareholders of the Company to adopt decision not to pay dividends on the ordinary shares of the Company, not-distributed proceeds equal to RUR 2977 thousands to transfer in the Reserve Fund.

By the results of the year 2002 the annual general meeting of shareholders of the Company "Kuzbassenergo" accepted the decision: "not to pay off dividends on ordinary stocks of the Company by the results of the year 2002" (minutes №11 dd. 02.06.2003).
By the results of the year 2002 the balance loss amounted RUR 53 1606 thousands was beard. Thus the Board of Directors at their meeting spent 16.04.2003 recommended to the general meeting of shareholders not to pay dividends on ordinary stocks of the Company by the results of the year 2002.

By the results of the year 2003 the annual general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "Not to pay off dividends on ordinary stocks of the Company by the results of the year 2003 (minutes №12 dd. 14.06.2004).

By the results of the year 2004 the annual general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "Not to pay off dividends on ordinary stocks of the Company by the results of the year 2004 (minutes №13 dd. 27.06.2005).
As a result of financial and economic activity for the 12 months of the year 2004 net losses amounted RUR 390 580 thousands were beared. Thus the Board of Directors of the Company recommended to the general meeting of shareholders not to pay dividends on ordinary shares of the company by the results of the year 2004.
By the results of 9 months of the year 2005 the extraordinary general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "To pay dividends on ordinary shares of JSC "Kuzbassenergo" by the results of 9 months of the year 2005 amounted RUR 0,670461 rubles per one ordinary share of JSC "Kuzbassenergo" in money terms within 60 days from the date of decision on their payment adoption (minutes №14 dd. 30.12.2005).

Total sum of the accrued dividends amounted RUR 406 409 187,51 thousands

Date when the liabilities on pay off the dividends on the issuer's securities (share dividends) must be performed, as if this liabilities on the securities income pay off must be performed by the issuer within the limited term (time period) – the date of such term termination shall to be the ***28th of February 2006.***

Fact of this liability performance or non- performance (default) by the issuer: Partial performance, the dividends were paid off in the sum equal RUR ***406 217 365,65 thousands.***

In case of default on the obligation – a reason of such default, and for money obligation or other liability which may be expressed in money terms, - also a sum of such obligation in money terms, in which it was not performed: ***sum of the dividends accrued, but not paid off - RUR 191 821,86.***

Reasons of default:

-lack of information on bank essentials in the register of registered securities owners in the moment of dividend's collecting in non-cash form.

JSC "Kuzbassenergo" did not issue the bonds.

8.10. Other information

There is no other information on the issuer and his securities

APPENDIX 1

ANNUAL ACCOUNTING REPORT (except affiliated companies)

Auditor's opinion
On the annual accounting report of the JSC "Kuzbassenergo" at the outcome of the year 2005.

Auditor
The Closed Joint-Stock Company «PricewaterhouseCoopers Audit» (ZAO «PwH Audit»)

Certificate on the state registration of the joint-stock company No. 008.890 was issued by the Moscow registration chamber on February 28, 1992.
The certificate on recording to the Uniform state register of legal entities on the legal entity registered till July 1, 2002, under No. 1027700148431 of August 22, 2002 was issued by Interdistrict inspection of the Ministry of Taxes and Tax Collection of Russia No. 39 for Moscow.

The license for auditing No. E000376 is issued by the Ministry of Finance of the Russian Federation on May 20, 2002. The license is valid till May 20, 2007.

AUDITOR OPINION
on the financial (accounting) reports of the Kuzbass Open Joint-Stock Company of energetics and electrification (OAO "Kuzbassenergo"):

To the shareholders of the Kuzbass Open Joint-Stock Company of energetics and electrification (OAO "Kuzbassenergo"):

1. We made an audit of the attached financial (accounting) reports of the Company for a period from January 1 to December 31, 2005, inclusive. The financial (accounting) reports of the Company consist of the Balance sheet, Profit and loss report, Statement of changes in capital, Cash flow statement, Appendixes to the balance sheet, Explanatory note (hereinafter all statements together are called «financial (accounting) reports»). The financial (accounting) reports were prepared by the management of the Company, based on the legislation of the Russian Federation regarding preparation of financial (accounting) reports. The reports prepared on the basis of the specified legislation essentially differ from the reports made according to International standards of financial accounting.

2. The responsibility for preparation and submission of the financial (accounting) reports is on the executive body of the Company. Our duty is to give an opinion on credibility in every essential respect of the given financial (accounting) reports and conformity of maintenance procedure of accounting records to the legislation of the Russian Federation on the basis of the audit made.

3 We made the audit in conformity with the Federal act «On auditor activity», Federal rules (standards) of auditor activity, International standards of audit, as well as with our internal standards.

4 The audit was planned and made so as to obtain a reasonable assurance that the financial (accounting) reports contain no essential misstatements. The auditing was done on a selective basis and included the study on the basis of testing of evidence confirming numerical indicators in the financial (accounting) reports and disclosure therein of the information on financial and economic activity, an estimation of observing the principles and accountancy requirements applied in preparation of financial (accounting) reports, consideration of the main estimated indicators obtained by the management of the Company, as well as an estimation of submission of financial (accounting) reports. We think that the audit made gives good grounds for expressing our opinion on credibility of the financial (accounting) reports and conformity of maintenance procedure of

accounting records to the legislation of the Russian Federation.

5 The audit of the financial (accounting) reports of the Company for a period from January 1 to December 31, 2004, was made by another auditing firm which gave a modified auditor opinion. In this connection we do not express an opinion on credibility of the comparative data included in the financial (accounting) reports of the Company for 2005.

6 In our opinion, except for the influence on the financial (accounting) reports of the circumstance indicated in the previous paragraph of the present Opinion, the financial (accounting) reports of the Company attached to the present Opinion reflects credibly in every essential respect the financial position of the Company as on December 31, 2005, and results of its financial and economic activity for a period from January 1st to December 31, 2005, inclusive, in conformity with requirements of the Russian Federation laws relating to preparation of financial (accounting) reports.

7 Without changing the opinion on credibility of the financial (accounting) reports, we draw attention to the following circumstances

a. According to the information disclosed in the note 2 of the section III «Disclosure of essential figures» of the explanatory note of the Company for 2005, the company plans beginning from 2006 to liquidate a number of projects under construction. The cost of such projects amounts to 215031 thousand roubles.

b. According to the information disclosed in the note 16 section III «Disclosure of essential indicators» of the explanatory note of the Company for 2005, the company is in process of reorganization in the form of segregation

Director of Joint Stock Company /signature/ Franz-Joseph Keizer

Auditor
Qualifying certificate No. K008685
in general audit permanent /signature/ I.A. Turchina

BALANCE SHEET

As on December 31,2005

		Codes		
	Form No. 1 by OKUD	0710001		
	Date (year, month, day)	2005	12	31
Institution: **JSC "Kuzbassenergo"**	By OKPO	10563800		
Identification number of tax payer	INN	4200000333		
Activity type: Production	By OKVED	40.10.11		
Organizational and legal form/form of ownership: joint stock	by OKOPF/OKFS	47	41	
Unit of measure: '000 Roub	By OKEI	384		

Registered office: **30, Kuznetsky prospect, GSP-2, Kemerovo, 650000**

Date of approval	
Date of sending (receipt)	17.03.2006 rr.

ASSETS	Indicator code	By the beginning of the reporting period	By the end of the reporting period
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	3	1
Fixed assets	120	26 850 869	27 085 100
Construction in progress	130	1 662 284	1 388 639
Profitable investments in material assets	135	8	6
Long-Term financial investments	140	484 581	329 408
Deferred tax assets	145	527 682	446 700
Other fixed assets	150	-	9 296
TOTAL for section I	190	29 525 427	29 259 150
II. CURRENT ASSETS			
Stocks	210	1 162 236	1 252 923
including: raw materials and other similar assets	211	1 124 797	1 221 355
Animals, growing and feeding	212	-	-
Costs of construction in progress	213	-	-
Finished products and goods for resale	214	2 297	2 736
Goods shipped	215	2 659	289
Deferred expenses	216	32 483	28 543
Other reserves and expenses	217	-	-
VAT for acquired assets	220	685 019	762 908
Receivables (payments are expected more than in 12 months after the accounting date)	230	1 269 457	301 794
including buyers and customers	231	441 634	167 187
Receivables (payments are expected within 12 months after accounting date)	240	2 456 687	1 870 240
including buyers and customers	241	1 124 386	650 859
Marketable securities	250	29 340	825
Funds	260	262 702	476 439
Other current assets	270	-	1 437
TOTAL for section II	290	5 865 441	4 666 566
BALANCE	300	35 390 868	33 925 716

LIABILITIES	Indicator code	By the beginning of the reporting period	By the end of the reporting period
1	2	3	4
III. CAPITAL AND RESERVES			
Chartered capital	410	606 164	606 164
Own shares bought from shareholders	411	-	-
Surplus capital	420	24 913 582	24 844 246
Reserve capital	423	-	-
Including: Reserves created according to laws	430	16 858	16 858
Reserves created under constituent documents	431	16 858	16 858
Undistributed profit of past years	432	-	-
Undistributed profit (uncovered loss)	460	1 264 973	1 331 931
TOTAL for section III	470	-	138 470
Own shares bought from shareholders	490	26 801 577	26 937 669
IV. LONG-TERM LIABILITIES			
Loans and credits	510	-	-
Deferred tax liabilities	515	662 925	555 764
Other long-term liabilities	520	2 956 215	1 260 975
TOTAL for section IV	590	3 619 140	1 816 739
V. SHORT-TERM LIABILITIES			
Loans and credits	610	2 445 505	1 605 127
Payables	620	2 259 489	2 790 413
Including: Suppliers and sub-contractors	621	586 991	835 050
Payroll liabilities	622	44 278	56 398
Liabilities to public off-budget funds	623	50 177	31 344
Tax and collection liabilities	624	415 795	653 639
Other creditors	625	1 162 248	1 213 982
Liabilities to partners (founders) to pay income	630	141	370 094
Deferred revenues	640	265 016	405 674
Provisions for liabilities	650	-	-
Other short-term liabilities	660	-	-
TOTAL for section V	690	4 970 151	5 171 308
BALANCE:	700	35 390 868	33 925 716

Reference on the values availability accounted on the off-balance accounts

Figure's name	Indicator code	By the beginning of the reporting period	By the end of the reporting period
1	2	3	4
Borrowed fixed assets	910	6 595	20 550
Including assets under lease	911	-	-
inventory holdings taken in custody	920	8 703	8 520
goods taken on commission	930	-	-
Written-off irrecoverable debt	940	555 882	458 761
Security for liabilities and payments, received	950	183 951	88 226
Security for liabilities and payments, provided	960	1 127 560	719 451

Depreciation of housing stock	970	1 370	1 113
Depreciation of objects of external development and similar objects	980	-	-
Forms of strict accounting	990	-	33
Leased fixed assets	992	-	-
intangible assets obtained for use	995	-	-

The Kuzbass Joint Stock Company of energetics and electrification
Tax payer identification number (INN) 4200000333

PROFIT AND LOSS STATEMENT

At the 31st of December 2005

	CODES
Form No. 2 by OKUD	0710002
Date (year, month, day)	2005.12.31
By OKPO	10563800
INN	4200000333
By OKVED	40.10.11
By OKOPF/OKFS	47 41
By OKEI	384

Organization **OAO "Kuzbassenergo"**
Identification number of tax payer
Activity : **Production**
Organizational and legal form/form of ownership
joint stock
Unit of measure: '000 Rub

On factory shipments

Figure's name	Code	For accounting period	For the same period of the previous year
1	2	3	4
Income and expenses from ordinary activities			
Revenues (net) from sales of goods, products, work, services (minus VAT, excise duties and similar binding payments)	010	19 710 417	16 704 631
Cost of sold goods, products, work, services	020	(17 553 295)	(14 825 003)
Gross profit (010-020)	029	2 157 122	1 879 628
Commercial expenses	030	(18 795)	(941)
Management expenses	040	-	-
Profit (loss) from sales	050	2 138 327	1 878 687
Other revenues and expenses			
Other revenues and expenses Interest receivable	060	2 772	922
Outstanding interest	070	(179 483)	(199 188)
Income from participation in other organizations	080	13 491	2 659
Other operating income	090	1 467 942	1 153 455
Other operating expenses	100	(2 443 543)	(1 643 627)
Extraordinary income	120	153 042	194 655
Extraordinary charges	130	(1 274 900)	(1 579 991)
Before-tax profit (loss)	140	(22 352)	(192 428)
Deferred tax assets	141	176 572	105 765
Deferred tax liabilities	142	(85 883)	(169 196)
Current profit tax	150	(380 319)	(291 178)
Other similar binding payments	180	856 861	(1 070 334)
Net profit (losses) of the reporting period	190	544 879	(1 617 371)
REFERENCE			
Fixed tax liabilities (assets)	200	294 994	368 144
REFERENCE			
Base earnings (loss) per share	201	1	(3)
Equity profit (loss) per share	202	1	(3)

STATEMENT OF CHANGES IN CAPITAL

		Codes		
	Form №3 by OKUD	0710003		
For the year **2005**	Date (year, month, date)	2005	12	31
Institution: JSC **"Kuzbassenergo"**	by OKOO	105638		
Identification number of tax payer	INN	4200000333		
Activity type: Production	By OKVED	4.10.11		
Legal form:/ form of ownership: corporate	By OKOPA/OKFS	47	41	
Unit of measure: '000 Roub.	By OKEI	384		

Registered office: 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000

1. Changes in capital

Figure's name	code	Chartered capital	Surplus capital	Reserve capital	unappropriated profit (uncovered loss)	Total
1	2	3	4	5	6	7
Balance by the 31st of December of the year previous to the past.	010	606 164	23 605 222	16 818	563 501	24 791 705
2004 year (previous year) Changes in accounting politics	011	x	x	x	-	-
Result of the revaluation of the objects of the fixed assets	012	x	952 125	x	(288)	951 837
Changes in book-keeping regulations	013	x	-	-	-	-
Balance by the 1st of January of the past year	020	606 164	24 557 347	16 818	563 213	25 743 542
Result of conversion of currency	023	x	-	x	x	-
Net profit	025	x	x	x	(1 617 371)	(1 617 371)
Dividends	026	x	x	x	-	-
Assignments to the surplus fund	030	x	x	40	(40)	-
Capital increasing due to:	040	-	-	-	2 320 452	2 320 452
Additional issue of stocks	041	-	x	x	x	-
Increasing of the stocks nominal value	042	-	x	x	x	-
Reorganization of legal entity	043	-	x	x	x	-
Other	044	-	-	-	2 320 452	2 320 452
Reducing of the capital due to: Уменьшение	050	-	(2 320 468)	-	(1 281)	(2 321 749)
Reducing of the stock nominal	051	-	x	x	x	-
Reducing of stock's number	052	-	x	x	x	-
Reorganization of legal entity	053	-	x	x	x	-
Other	054	-	(2 320 468)	-	(1 281)	(2 321 749)
Balance by the 31st of December of the past year	060	606 164	22 236 879	16 858	1 264 973	24 124 874
2005 (reporting year) Changes in accounting politics	061	x	x	x	-	-
Result of the revaluation of the objects of the fixed assets	062	x	2 676 703	x	-	2 676 703
Changes in book-keeping regulations	063	x	-	-	-	-
Balance by the 1st of January of the reporting year	100	606 164	24 913 582	16 858	1 264 973	26 801 577
Result of conversion of currency	103	x	-	x	x	-
Net profit	105	x	x	x	544 879	544 879

Dividends	106	x	x	x	(406 409)	(406 409)
Assignments to the surplus fund	110	x	x	-	-	-
Capital increasing due to:	120	-	-	-	69 336	69 336
Additional issue of stocks	121	-	x	x	x	-
Increasing of the stocks nominal value	122	-	x	x	x	-
Reorganization of legal entity	123	-	x	x	-	-
Other	124	-	-	-	69 336	69 336
Reducing of the capital due to: Уменьшение	130	-	(69 336)	-	(2 378)	(71 714)
Reducing of the stock nominal	131	-	x	x	x	-
Reducing of stock's number	132	-	x	x	x	-
Reorganization of legal entity	133	-	x	x	x	-
Other	134	-	(69 336)	-	(2 378)	(71 714)
Balance by the 31st of December of the reporting year	140	606 164	24 844 246	16 858	1 470 401	26 937 669

II. RESERVES

Figures		balance	receipt	used	balance
name	code				
1	2	3	4	5	6
Reserves founded in accordance with the legislation Data of the previous year	150	16 818	40	-	16 858
Data of the reporting year	151	16858	-	-	16 858
Reserves created in accordance with the chartered documents Data of the previous year	152	-	-	-	-
Data of the reporting year	153	-	-	-	-
Evaluation reserves **Reserves on the doubtful debts** Data of the previous year	160	146 300	200 000	(146 300)	200 000
Data of the reporting year	161	200 000	324 676	(200 000)	324 676
Reserve against the financial investments devaluation Data of the previous year	162	-	-	-	-
Data of the reporting year	163	-	118 619	-	118 619
Reserve on the liabilities arisen due to go out of business recognition Data of the previous year	164	-	-	-	-
Data of the reporting year	165	-	-	-	-
Reserve created due to the consequences of economic activity factors Data of the previous year	166	-	-	-	-
Data of the reporting year	167	-	-	-	-
Reserve against the of stocks of materials and capital equipment's cost reducing. Data of the previous year	168	-	-	-	-
Data of the reporting year	169	-	-	-	-
Other Data of the previous year	170	-	-	-	-
Data of the reporting year	171	-	-	-	-
Reserves on further expenses: **Reserve on remunerations payment at the outcome of the year** Data of the previous year	180	-	-	-	-
Data of the reporting year	181	-	-	-	-
Reserve on vacation pay (including assignments). Data of the previous year	182	-	-	-	-

Data of the reporting year	183	-	-	-	-
Reserve on payment of long-service annual bonus Data of the previous year	184	-	-	-	-
Data of the reporting year	185	-	-	-	-
Reserve on repair of the fixed assets Data of the previous year	186	-	1 286 605	(1 286 605)	-
Data of the reporting year	187	-	1 540 634	(1 540 634)	-
Other Data of the previous year	188	-	-	-	-
Data of the reporting year	189	-	-	-	-

REFERENCE

Figures		Balance at the beginning of the year		Balance at the end of the year	
name	code				
1	2	3		4	
1) Net assets	200	27 066 593		27 343 343	
		From the budget		From the off-budget funds	
		For the reporting year	For the previous year	For the reporting year	For the previous year
		3	4	5	6
2) Received for expenditures over the daily activity – total	210	-	-	-	-
Including:					
Compensations of Chernobyl veterans	211	-	-	-	-
Capital investments in the intangible assets	220	-	-	-	-

CASH FLOW STATEMENTS

		Codes		
	Form №4 by OKUD	0710004		
For the year **2005**	Date (year, month, date)	2005	12	31
Institution: **"JSC "Kuzbassenergo"**	By OKPO	105638		
Identification number of tax payer	INN	4200000333		
Activity type: **Production**	By OKVED	40.10.11		
Legal form/ form of ownership: corporate	by OKOPF/OKFS	47	41	
Measuring unit: RUR thousands.	By OKEI	384		

Figures Name	Code	For the reporting period	For the same period of the previous year
1	2	3	4
Demand balance at the beginning of the reporting period	010	262 581	61 967
Cash flow provided by current activities			
Assets received from the buyers, customers	020	23 487 123	19 438 599
Proceeds from the purchased foreign currency	030	4 469	1 039
Proceeds from emergency circumstances	040	28 233	9 249
Receipts from the account inside the company	045	-	-
Other proceeds (income)	050	196 268	434 211
Cash outflow, aimed to:			
Payment of acquired goods, works, services, raw materials and other circulating assets	150	(13 718 307)	(11 097 225)
remuneration of labour	160	(1 325 059)	(1 240 053)
dividends and interests paid	170	(175 071)	(166 267)
Tax and fees paid	180	(3 441 910)	(3 095 088)
Payment caused by emergency circumstances	181	(4 517)	(3 140)
Transfer from the account to account inside the company	182	-	-
Social payments	183	(70 066)	(109 694)
Other expenses (payments)	190	(972 025)	(809 557)
Net cash provided by the current activity	200	4 009 138	3 362 074
Cashflow from investing activity			
Proceeds from sale of the fixed asset's objects and other intangible assets	210	20 377	42 489
Proceeds from securities sale and other financial investments	220	29 086	80 230
Received dividends	230	2 808	2 500
Received interests	240	-	2
Proceeds from repayment of loan granted to the other companies.	250	-	500
Other proceeds	260	119 664	-
Acquisition of affiliated companies	280	-	(60 482)
Acquisition of the objects of the fixed assets, income investments and intangible assets	290	(1 841 136)	(1 221 409)
Acquisition of securities and other financial investments	300	(623 058)	(270 111)
Loans granted to other companies	310	-	(500)
Other expenses	320	(126 754)	-
Net cash from the investing activity	340	(2 419 013)	(1 426 781)
Cashflow from financing activity			
Proceeds from the stock issue or other share securities	350	-	-
Proceeds from loans and credits granted to other companies	360	4 865 000	5 696 000
Proceeds provided by target financing	370	-	-
Other income	380	56 302	153 287

Repayment of loans and credits (except percents)	390	(4 939 000)	(5 580 000)
Extinction of obligation under the finance lease	400	-	(5 412)
Other expenses	405	(1 359 057)	(1 998 554)
Net cash provided by financing activity	410	(1 376 755)	(1 734 679)
Net increasing (decreasing) of cash and cash equivalents	420	213 370	200 614
Balance of money terms at the end of the reporting period	430	475 951	262 581
Ration of foreign currency to the RUR	440	-	-

APPENDIX TO THE BALANCE SHEET

	Codes		
From № 5 by OKUD	0710005		
Date (year, month, date)	2005	12	31
By OKPO	105638		
INN	4200000333		
By OKVED	40.10.11		
by OKOPF/OKFS	47	41	
By OKEI	384		

Fro the year **2005**
Institution: JSC "Kuzbassenergo"
Tax payer code:
Activity type: Production
Legal form/ form of ownership: joint-stock

Measuring unit: RUR thousands

Intangible assets

Index		Availability at the beginning of the reporting year	Received	Retired	Availability by the end of the reporting year
Name	Code				
1	2	3	4	5	6
Objects of intellectual property (exclusive rights to the results of intellectual property)	010	4	-	-	4
Including: Patent holder has exclusive right to invention, production prototype, utility model	011	-	-	-	-
Right holder has right to the computer programs, data base.	012	-	-	-	-
The Holder has right to the trade mark and service mark, name of the goods origin	014	4	-	-	4
Organization expenses	020	-	-	-	-
Business reputation of the company	030	-	-	-	-
Other	040	-	-	-	-
Total	045	4	-	-	4

Index		By the beginning of the reporting year	By the end of the reporting year
name	code		
1	2	3	4
Amortization of intangible assets – total	050	1	3

Fixed assets

Index		Availability at the beginning of the reporting year	Received	Retired	Availability by the end of the reporting year
name	code				
1	2	3	4	5	6
Buildings	110	11 463 670	311 738	(43 913)	11 731 495
Constructions and transfer mechanisms	111	30 064 100	740 460	(56 721)	30 747 839
Machines and equipment	112	34 496 220	1 214 134	(122 594)	35 587 760
Transport	113	200 576	21 817	(14 417)	207 976
Production and household equipment	114	76 881	15 813	(11 871)	80 823
Plough cattle	115	-	-	-	-
Productive cattle	116	-	-	-	-
Long-term plantings	117	341	-	-	341
Other types of the fixed assets	118	6 255	3 104	(3 032)	6 327
Lands and objects of nature management	119	566 418	813	(663)	566 568
Capital investments in the radical land amelioration.	120	-	-	-	-
Total:	130	76 874 461	2 307 879	(253 211)	78 929 129

Index		By the beginning of the reporting period	By the end of the reporting period
name	Code		
1	2	3	4
Amortization of the fixed assets – total	140	50 023 592	51 844 029
Including: Buildings and constructions	141	24 977 051	25 891 395
Machines, equipment, transport	142	25 007 528	25 909 366
Other	143	39 013	43 268
Objects of the fixed assets handed over the lease – total	150	574 245	8 137 541
Including:			
Buildings and constructions	151	345 835	7 792 058
Machines, equipment, transport	152	202 875	237 291
Other	153	25 535	108 192
Objects of the fixed assets handed over the mothballing	155	215 416	189 783
Objects of the fixed assets rented.	160	6 595	20 550
Including:			
Buildings and constructions	161	6 290	15 768
Machines, equipment, transport	162	305	121
Other	163	-	4 661
Real estate objects accepted to maintenance and being in the State registration .	165	88 385	285 521
	Code	By the beginning of the reporting year	At the beginning of the previous year
As reference .	2	3	4
Result of the fixed assets revaluation:	170	2 676 703	951 837
original (replacement) price	171	6 206 804	4 039 014
amortization	172	3 530 101	3 087 177
Change in the cost of the fixed assets objects due to rebuilding, reequipment, reconstruction, partial liquidation.	code	By the beginning of the reporting year	At the beginning of the previous year
	2	3	4
	180	648 131	784 713

Income investments in the material values.

Index name	Code	Availability at the beginning of the reporting year	Received	Retired	Availability at the end of the reporting year
1	2	3	4	5	6
Property care of leasing	210	-	-	-	-
Property submitted under the lease contract	220	-	-	-	-
Other	230	13	-	-	13
Total	240	13	-	-	13

	Code	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4
Amortization of revenue investments in the material values.	250	5	7

Expenditures on research engineering, development activity and technological works (NIOKR).

Work name	code	Availability at the beginning of the reporting year	Received	Retired	Availability at the end of the reporting year
1	2	3	4	5	6
total	310	1 609	16 514	(6 789)	11 334
Including:					
Elaboration of technical documentation	311	-	1 399	-	1 399
	312	-	1 604	(550)	1 054
Other	313	1 609	13 511	(6 239)	8 881

As reference. Amount of expenditures on the unfinished research engineering, development activity and technological works	code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
	320	-	2 038

Amount of expenditures on research engineering, development activity and technological works not given positive results referred to the extraordinary expenditures.	code	For the reporting period	For the same period of the previous year
	2	3	4
	330	5 790	6 659

Expenditures on nature resources elaboration

Index name	code	Balance by the beginning of the reporting period	Received	Wrote-off	Balance by the end of the reporting period
1	2	3	4	5	6
Expenditures on nature resources elaboration - total	410	-	-	-	-
Including:		-	-	-	-
	411	-	-	-	-
	412	-	-	-	-
	413	-	-	-	-

As reference.	code	By the beginning of the reporting period	By the end of the reporting period
Amount of expenses on depth sections, not finished research and a deposit evaluation, investigation and (or) hydro-geological researches and other similar activity	420	-	-
Amount of expenditures provided by nature resources elaboration referred to the extraordinary expenses as ineffective in the reporting period.	430	-	-

Financial investments

Index name	code	Long-term		Short-term	
		At the beginning of the reporting year	At the end of the reporting year	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4	5	6
Investments in the chartered (pooled) capitals of other companies - total	510	484 581	327 892	-	-
Including: affiliated and subsidiaries	511	483 924	327 837	-	-
State and municipal securities	515	-	-	-	-
Securities of other companies – total	520	-	1 516	29 340	825
Including debt securities (bonds, bills)	521	-	1 516	29 340	825
Granted loans	525	-	-	-	-
Deposits	530	-	-	-	-
Other	535	-	-	-	-
Total	540	484 581	329 408	29 340	825
Financial investments having a current market value from the total amount: Investments in the chartered (pooled) capitals of other companies - total	550	-	-	-	-
Including: affiliated and subsidiaries	551	-	-	-	-
State and municipal securities	555	-	-	-	-
Securities of other companies – total	560	-	-	-	-
Including debt securities (bonds, bills)	561	-	-	-	-
Other	565	-	-	-	-
Total	570	-	-	-	-
As reference: At the financial investments having a ccurent market value, change in the cost resulted valuation correction.	580	-	-	-	-
At the debt securities, difference between the initial cost and nominal cost is referred to the financial result of the reporting year.	590	-	-	-	-

Accounts payable and receivable.

Index		Balance by the beginning of the reporting year	Balance by the end of the reporting year
Name	code		
1	2	3	4
Accounts receivable:			
Short-term – total	610	2 456 687	1 870 240
Including: Payments with buyers and customers	611	1 124 386	650 859
Advances paid	612	175 628	187 112
Other	613	1 156 673	1 032 269
Long-tern – total	620	1 269 457	301 794
Including:			
Payments with buyers and customers	621	441 6343	167 187
Advances paid	622	713	842
Other	623	827 110	133 765
Total	630	3 726 144	2 172 034
Account payable:			
Short-term- total	640	4 704 994	4 395 540
Including:			
Payments with suppliers and contractors	641	586 991	835 050
Advances received	642	271 724	480 457
Tax and fees paid	643	415 795	653 639
Credits	644	1 671 535	1 595 127
Loans	645	773 970	10 000
Other	646	984 979	821 267
Long-term – total	650	2 956 215	1 260 975
including: Payments with suppliers and contractors	651	1 512 885	1 240 468
Tax and fees paid	652	1 059 540	12 566
Credits	653	-	-
Loans	654	-	-
Other	655	383 790	7 941
Total	660	7 661 209	5 656 515

Expenditures on the principal activity (on the expenses segments)

Index		For the reporting period	For the previous period
Name	Code		
1	2	3	4
Tangible expenses	710	9 172 269	7 115 885
Remuneration of labour	720	1 298 393	1 077 232
Social needs assignments	730	319 642	330 219
Amortization	740	1 959 476	1 771 041
Other expenses	750	4 822 310	4 531 567
Total on the expenses segments	760	17 572 090	14 825 944
Change of balance (growth [+], reducing [-]):			
work-in-process	765	-	(865)
Further period expenses	766	(3 940)	(48 448)
Further expenses funds	767	-	-

Guarantee

Index		Balance by the beginning of the reporting year	Balance by the end of the reporting year
Name	Code		
1	2	3	4
Received – total	810	856 889	761 164
Including the bills of credit	811	672 938	672 938
Real estate being in pledge	820	183 951	88 226
Where: objects of the fixed assets	821	-	-
Securities and other financial investments	822	183 951	88 226
Other	823	-	-
Granted – total	830	1 553 048	1 102 764
Including the bills of credit	831	425 488	383 313
Real estate being in pledge	840	1 127 560	719 451
Where: objects of the fixed assets	841	-	-
Securities and other financial investments	842	160 802	-
Other	843	966 758	719 451

State assistance

Index		Reporting period	For the same period of the previous year
Name	Code		
1	2	3	4
Budgetary cash received in the reporting period – total	910	-	-
Including:	911	-	-
Other	912	-	-

		By the beginning of the reporting period	Received during the reporting period	Repaid during the reporting period	By the end of the reporting period
1	2	3	4	5	6
Budgetary credits – total	920	-	-	-	-
Including:	921	-	-	-	-
Other	922	-	-	-	-

APPENDIX 2

Quarterly accounting report (except affiliated companies)

BALANCE SHEET

By the 31st of March of the year 2006.

		Codes		
	Form № 1 by OKUD	0710001		
	Date (year, month, date)	2006	03	31
Institution "JSC "Kuzbassenergo"	by OKPO	10563800		
Tax payer code	INN	4200000333		
Activity type: **production**	by OKVED	40.10.11		
Legal form/ form of ownership : **joint-stock**	by OKOPF/OKFS	47	41	
Measuring unit: **RUR thousands.**	by OKEI	384		

Registered office: **30, Kuznetsky prospect, GSP-2, Kemerovo, 650000**

Date of approval	
Date of sending (receipt)	28.04.2006

Assets	line's code	by the beginning of the reporting year	at the end of the reporting year
1	2	3	4
ASSETS			
1	110	1	1
I. FIXED ASSETS	120	27 491 892	26 993 770
Intangible assets	130	1 388 639	1 554 452
Fixed assets'	135	6	6
Construction in progress	140	329 408	329 407
Profitable investments in material assets	148	446 700	468 354
Long-Term financial investments	150	9 296	8 445
Deferred tax assets	190	29 665 942	29 354 435
Other fixed assets			
TOTAL for section I			
II. CURRENT ASSETS			
Stocks	210	1 252 923	813 696
including: raw materials and other similar assets	211	1 221 355	775 598
Animals, growing and feeding	212	-	-
Costs of construction in progress	213	-	-
Finished products and goods for resale	214	2 736	2 416
Goods shipped	215	289	172
Deferred expenses	216	28 543	35 510
Other reserves and expenses	217	-	-
VAT for acquired assets	220	762 908	363 516
Receivables (payments are expected more than in 12 months after the accounting date)	230	301 794	288 498
including buyers and customers	231	167 187	156 968

Receivables (payments are expected within 12 months after accounting date)	240	1 870 240	2 555 731
including buyers and customers	241	650 859	1 011 073
Marketable securities	250	825	3 025
Funds	260	476 439	491 585
Other current assets	270	1 437	781
Total for section II	290	4 666 566	4 516 832
BALANCE	300	34 332 508	33 871 267

LIABILITIES	line's code	by the beginning of the reporting year	at the end of the reporting year
1	2	3	4
III. CAPITAL AND RESERVE			
Chartered capital	410	606 164	606 164
Own shares bought from shareholders	411	-	-
Surplus capital	420	25 251 038	25 250 371
Reserve capital	430	16 858	16 858
Funds created in accordance with the legislation	431	16 858	16 858
funds created in accordance with the chartered documents	432	-	-
Undistributed profit of past years	460	1 470 401	1 471 054
Undistributed profit (uncovered loss)	470	-	915 520
TOTAL for section III	490	27 344 461	28 259 967
IV. LONG-TERM LIABILITIES			
loans and credits	510	-	-
Deferred tax liabilities	515	555 764	581 786
Other long-term liabilities	520	1 260 975	1 132 800
TOTAL for the section IV	590	1 816 739	1 714 586
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	1 605 127	1 383 779
Payables	620	2 790 413	2 026 859
Including: Suppliers and sub-contractors	621	835 050	775 459
Payroll liabilities	622	56 398	61 683
Liabilities to public off-budget funds	623	31 344	32 788
Tax and collection liabilities	624	653 639	580 805
Other creditors	625	1 213 982	576 124
Liabilities to partners (founders) to pay income	630	370 094	348
Deferred revenues	640	405 674	402 205
Provisions for liabilities	650	-	83 523
Other short-term liabilities	660	-	-
TOTAL for section V	690	5 171 308	3 896 714
BALANCE:	700	34 332 508	33 871 267

REFERENCE ON THE VALUES AVAILABILITY ACCOUNTED ON THE OFF-BALANCE ACCOUNTS

Figure's name	Indicator code	By the beginning of the reporting period	By the end of the reporting period

1	2	3	4
Borrowed fixed assets	910	20 550	20 550
Including assets under lease	911	-	-
inventory holdings taken in custody	920	8 520	8 242
goods taken on commission	930	-	-
Written-off irrecoverable debt	940	458 761	457 044
Security for liabilities and payments, received	950	88 226	88 123
Security for liabilities and payments, provided	960	719 451	678 694
Depreciation of housing stock	970	1 113	1 113
Depreciation of objects of external development and similar objects	980	-	-
Forms of strict accounting	990	-	-
Borrowed fixed assets	1000	33	32

The Kuzbass Joint Stock Company of energetics and electrification
Tax payer identification number (INN) 4200000333

PROFIT AND LOSSES STATEMENT

		Codes		
	form №2 by OKUD	0710002		
by the 31st of March 2006	Date (year, month, year)	2006	03	31
Institution: **JSC "Kuzbassenergo"**	by OKPO	10563800		
Tax payer code	INN	4200000333		
Activity type: production	by OKBED	40.10.11		
Legal form/form of ownership: joint-stock	by OKOPF/OKFS	47	41	
Measuring unit: RUR thousands	by OKEI	384		

on factory shipments

Figure's name	line's code.	For the reporting period	for the same period of the previous year
1	2	3	4
I. Income and expenses from ordinary activities			
Revenues (net) from sales of goods, products, work, services (minus VAT, excise duties and similar binding payments)	**010**	**6 581 437**	**5 686 335**
Cost of sold goods, products, work, services	**020**	**(5 101 321)**	**(4 431 848)**
Gross profit	**029**	**1 480 116**	**1 254 487**
Commercial expenses	030	(1 667)	-
Management expenses	040	-	-
Profit (loss) from sales	**050**	**1 478 449**	**1 254 487**
II. Other revenues and expenses			
Interest receivable	060	2 034	295
Outstanding interest	070	(28 209)	(47 680)
Income from participation in other organizations	080	-	-
Other operating income	090	73 340	517 583
Other operating expenses	100	(78 381)	(535 029)
Extraordinary income	120	31 807	14 115
Extraordinary charges	130	(210 409)	(223 275)
Before-tax profit (loss)	**140**	**1 268 631**	**980 496**
Deferred tax assets	141	21 798	50 271
Deferred tax liabilities	142	(26 090)	(61 664)
Current profit tax	150	(348 116)	(264 826)
Other similar binding payments	180	(703)	1 575
Net profit (losses) of the reporting period	**190**	**915 520**	**705 853**
AS REFERENCE:			
Fixed tax liabilities (assets)	200	47 936	40 899
Base earnings (loss) per share	201	-	-
Equity profit (loss) per share	202	-	-

DECODING OF SOME PROFITS AND LOSSES

FIGURE'S NAME	line's code	for the reporting period		for the same period of the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties, acknowledged or imposed by the court (arbitration) decision	210	1 651	312	3 303	7 474
Profit (loss) of past years	220	7 765	4 643	1 388	81 984
Compensation for damages caused by non-performance or improper performance of liabilities	230	-	-	-	-
Rate difference in foreign exchange operations	240	-	17	-	-
Transfers to estimating reserves	250	X	-	X	-
Writing off past-due receivables and payables	260	-	-	124	3

APPENDIX 3

Consolidated financial report prepared in accordance with the International financial reporting standards (IFRS) dd. 30.09.2005 is represented as file: IFRS report. PDF (1,66Mb)

Annex C

1.16

II. Changes in the list of affiliated persons occurred during the period since 27.04.2006 till 15.06.2006

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Sale of share of the JSC "Kuzbassenergo" in the chartered capital of the limited liability company "Bill Center Kuzbassenergo".	28.04.2006	15.06.2006

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Limited liability company "Bill Center Kuzbassenergo".	№30, Kuznetsky prospect, Kemerovo, Russian Federation 650620	Joint Stock company has right to dispose more than 20% of the total number of votes falling to the shares (investments, shares) composed the chartered (pooled) capital of this person.	20.08.1999	-	-
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Bill Centre Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity).	30.05.2005		

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Limited liability company "Bill Center Kuzbassenergo".	№30, Kuznetsky prospect, Kemerovo, Russian Federation 650620	Is not an affiliated person	28.04.2006	-	-

Annex C

1.17

THE LIST OF AFFILIATED PERSONS

Kuzbass Joint Stock Company of energetics and electrification

Code of the Issuer 0 0 0 6 4 – A

by 3 1 0 3 2 0 0 6

Location: №30, Kuzneтsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present list of affiliated persons is subject to be disclosed in accordance with the Russian Federation legislation on securities

Web-page: http://www.kuzbassenergo.ru/invest/doc/list/

Deputy general director for corporate governance (by power of attorney № 70-119/119 dd. 30.12.2005 .)	________ (signature)	A.K. Erofeev (Surname)
Date " 03 " April 20 06	Seal:	

Code of the Issuer	
INN	4200000333
OGRN	1024200678260

I. The list of affiliated persons by 31 03 2006

№	Full firm name (name for not profit institution) or surname, name and patronymic of the affiliated person	Location of legal entity or residence of natural person (by approbation of natural person)	Reason (reasons) subject to recognition as affiliated	Date of commencement of reason (reasons)	Share of affiliated person in the authorized capital of joint stock company, %	Share of ordinary stocks of the joint stock company owned by affiliated person, %
1	2	3	4	5	6	7
1.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
2.	Bychkov Mikhail Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
3.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0,027	0,027
4.	Grekhov Andrey Nickolaevich	Novosibirsk, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
5.	Evseenkova Elena Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
6.	Eliseeva Irina Eduardovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
7.	Kozhura Ruslan Viacheslavovich	Mytishy, Moscow, region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
8.	Mazikin Valentin Petrovich	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
9.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
10.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
11.	Shumilov Alexander Alexandrovich	Bor, Nizhegorodskaya oblast, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
12.	Grebennikov Alexey Antonovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
13.	Gretsingher yury Alexandrovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0

14.	Erofeev Alexander Kuprianovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
15.	Ivanov Boris Ivanovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
16.	Lavrov Alexander Mikhailovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
17.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
			Sole executive body of the joint stock company	21.06.2002		
18.	Petrov Leonid Prokhorovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	14.05.2004	0	0
19.	Russian Open Joint Stock Company of energetics and electrification "UES of Russia"	№ 101, build. 3, Vernadskogo prospect, Moscow, 119526	Person has right to dispose of more than 20% of voting stocks of the joint stock company	30.12.1993	49	49
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo")	27.06.2005		
20.	Closed Joint Stock Company "Autotransport company "Kuzbassenergo"	4, Stantsionnaya str., Kemerovo, 650006, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	30.05.2005		
21.	Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"	37, Kuzbasskaya str., Kemerovo, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	06.06.2005		
22.	Limited liability company "Bill Centre Kuzbassenergo"	30, Kuznetsky prospect, Kemerovo, 650620, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.08.1999	0	0

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Bill Centre Kuzbassenergo" is an affiliated company of the JSC "Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity)	30.05.2005		
23.	Limited liability company "Sbytenergo"	14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	21.03.2000	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Sbytenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity	30.05.2005		
24.	Open Joint Stock company "Investment –production company Vodocanal"	3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person.	28.10.2001	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected).	09.06.2005		
25.	Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"	Stantsionnaya str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	30.05.2005		
26.	Open Joint Stock company "Kuzbasshydroenergostroy"	Krapivinsky district, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	22.01.1997	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbasshydroenergostroy" is and affiliated company of the JSC "Kuzbassenergo" who is the only one shareholder of this legal entity. By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected).	16.05.2005		

27.	Joint Stock Company "Kuzbssetremont"	1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbssetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity).	14.06.2005	0	0
28.	Joint Stock Company "Kuzbass energyreparing company",	30, Kuznetsky prospect Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person	30.01.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbass energyreparing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. – 31.05.2004	27.06.2005	0	0
29.	Joint Stock Company "Kuzbassenergoservice"	12, N. Ostrovskogo str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	31.03.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC"Kuzbassenergoservice"" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)	14.06.2005	0	0
30.	Open Joint Stock Company "Prokopievskenergo"	14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.09.2000		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected).	15.06.2005	0	0
31.	Open Joint Stock Company "Siberian Coal and Energy Company"	7, stroieniye 22, Derbenevskaya naberezhnaya, Moscow, 115114	Joint stock company has right to dispose of more than 20% of total number of votes falling to the voting stocks	14.11.2005	43,48	43,48

Annex C

1.18

ANNOUNCEMENT ON THE INFORMATION THAT MAY AFFECT THE COST OF THE COMPANY'S SECURITIES
"INFORMATION ON THE DECISIONS ACCEPTED BY THE BOARD OF DIRECTORS (SUPERVISIO COMMITTEE) OF THE JOINT STOCK COMPANY"

1. Общие сведения	
1. General Information	1. General Information
1.1. Full company name of the Issuer (name of not-profit institution)	1.2. Full company name of the Issuer (name of not-profit institution)
1.3. Abbreviated company name of the Issuer	1.4. Abbreviated company name of the Issuer
1.5. Registered office of the Issuer	1.6. Registered office of the Issuer
1.7. OGRN of the Issuer	1.8. OGRN of the Issuer
1.9. Tax payer identification number	1.10. Tax payer identification number
1.11. The unique code of the issuer assigned by the recording body	1.12. The unique code of the issuer assigned by the recording body
1.13. Internet page used by the issuer to publish the information about the substantial facts	1.14. Internet page used by the issuer to publish the information about the substantial facts

2. Contents of the announcement

2.1. Date of general meeting of shareholders holding when the appropriated decision was made: 20 of March 2006.
2.2. The minutes of meeting drawing up date: 22 of March 2006. № 13/11.
2.3. Contents of decisions approved by the Board of Directors of the Issuer at the following issues:

1. "On approval of the report on the stock redemption results"
DECIDED: «To approve the report on the Company's stocks redemption from the shareholders who had voted against the issue on the reorganization or had not participated in voting over this issue".

2. «On Convocation of general meetings of shareholders of the companies created due to reorganization of the JSC "Kuzbassenergo»
DECIDED:
2.1. To spend general meetings of the JSC "Kuzbassenergo - regional electric network company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", JSC "West –Siberian TETs", JSC "South-Kuzbass GRES in a form of the meeting (joint presence):

2.1.1.General meeting of shareholders of the meeting of the JSC "Kuzbassenergo – regional electric network company":
Date of spending: *18 of May 2006.*
Time: 11.00 a.m. at local time
Registration: *9 :30 a.m. according to the local time* .
Location: *90/4, Lenina prospect, Kemerovo* .
2.1.2. General meeting of shareholders of **JSC "Kuzbass energy distributing company"** :
Date: *18 мая 2006 г.*
Time: *11: 00 a.m. according to the local time*
Registration : *9 :30 a.m. according to the local time* .

Location: *90/4, Lenina prospect, Kemerovo*

22.1.3. General meeting of shareholders of **JSC «Main power lines of Kuzbassenergo":**

Date: 18 of May 2006

Time: *11: 00 a.m. according to the local time*
Registration: : *9 :30 a.m. according to the local time*
Location: *90/4, Lenina prospect, Kemerovo*

2.1.4. General meeting of shareholders **JSC "West-Siberian TETS":**
Date: *18 of May 2006*
Time: *11: 00 a.m. according to the local time*
Registration: : *9 :30 a.m. according to the local time*
Location: *90/4, Lenina prospect, Kemerovo*

2.1.5. General meeting of shareholders **JSC "South-Kuzbass GRES"***:*
Date: *18 of May 2006*
Time: *11: 00 a.m. according to the local time*
Registration: *9 :30 a.m. according to the local time*
Location: 90/4, Lenina prospect, Kemerovo

.2. To define a postal address where the filled ballots shall to be send:

1) office 306, №30, Kuznetsky prospect, Kemerovo, 650000,Russia
2) Stroieniye 8, №34 Bolshaya Pochtovaya str., Moscow, 105082, Russia "Central Moscow Depository".

At the quorum definition and voting resulting the votes represented by the ballots for voting shall be taken into account represented by the ballots for voting received by the Company not later 2 days before the date of holding of general meetings of shareholders, i.e. 15 of May 2006.

2.3. To approve the following agenda of general meetings of shareholders of JSC "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES":

1) On approval of the Articles of Association of the Company.
2) On election of General Director of the Company.
3) On election of members of the Board of Directors of the Company.
4) On election of members of Revision Committee of the Company

2.4. To determine the date of making of the list of persons entitled to participate in general meetings of shareholders of JSC "Kuzbassenergo", i.e. "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy distributing company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES" – 30 of March 2006.

2.5. To approve a form and a text of ballots for voting at the general meetings of shareholders.

2.6. To determine as information (materials) submitting to shareholders for preparation for general meetings of shareholders holding, i.e. to "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy distributing company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES":

- drafts Articles of Association of "Kuzbassenergo- *regional electric network company", JSC "Kuzbass energy distributing company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES" ;*

- information on candidates to the management and supervision bodies of JSC "Kuzbassenergo- *regional electric network company", JSC "Kuzbass energy distributing company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES";*

- information on availability or absence of written consent of candidates to election in corresponding management and supervision bodies of "Kuzbassenergo- *regional electric network company", JSC "Kuzbass energy distributing company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES";*

- drafts resolutions over the general meetings of shareholders agenda.

To establish that the shareholders may get acquittance with the aforementioned nformation (materials) from the 28th of April 2006 to the 17 of May 2006 (inclusive) except veekends and holidays, from 09.00 a.m. to 17.00 p.m. at the following addresses:

- *JSC "Kuzbassenergo" - office 306, №30, Kuznetsky prospect, GSP-2, Kemerovo*
- *Central Moscow Depository, № 34, stroieniye 8, Bolshaya Pochtovaya str., Moscow*

also the 18of the May 2006 at the place of holding of general meetings of shareholders of the newly created companies.

2.7. To approve the text of announcement on General meetings of shareholders holding.

2.7.1. To determine that the announcement on General meetings of shareholders holding and ballots for voting shall be sent to each person indicated in the list if persons entitled to participate in General meetings of shareholders by registered letter or shall be transferred against a receipt not later the 27th of April 2006.

2.7.2. To publish announcement on holding of General meetings of shareholders of "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy distributing company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES " in a newspaper "Russian Gazette" not later the **27th of April 2006.**

2.8. To appoint Mr. Golofast Dmitry Yakovlevich being a Head of department, also manager of apparatus of JSC "Kuzbassenergo" as a secretary of General meetings of shareholders of JSC "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES "

2.9. Chairman of the Board of directors of the JSC "Kuzbassenergo" carries out functions of a presiding at General meetings of shareholders of "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES ".

In case of absence of Chairman of the Board of Directors of the JSC "Kuzbassenergo" at general meetings of shareholders a deputy Chairman of the Board of Directors of JSC "Kuzbassenergo" carries out the presiding's functions at the general meetings of shareholders .

In case of absence of the Chairman of the Board of Directors of the JSC "Kuzbassenergo" or his deputy, any member of the Board of Directors of the JSC "Kuzbassenergo" may carry out presiding's functions at the general meetings of shareholders by decision of present members of the Board of Directors of the JSC "Kuzbassenergo" at general meeting of shareholders

3. Signature

3.1. General Director	____________________ (signature)	S.N. Mikhailov
3.2. Date «23» of March, 2006.	Seal:	

Annex C

1.19

ANNOUNCEMENT ON INFORMATION THAT MAY AFFECT THE JOINT STOCK COMPANY'S SECURITIES COST
INFORMATION ON DECISIONS ACCEPTED BY THE BOARD OF DIRECTORS (SUPERVISION COMMITTEE) OF THE JOINT STOCK COMPANY"

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. The Internet address, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/inf/facts
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	In accordance with par. 8.6.3. of Provisions on information disclosure by the securities issuers such announcement is not subject to be edited in the printed editions.

2. Contents of the announcement

2.1. Date of the meeting of the Board of Directors when the appropriated decision was accepted: the 20th of March 2006.
2.2. Date and number of the minutes of the meeting of the Board of Directors making when the appropriated decision was accepted: the 22 of March 2006, № 13/11.
2.3. Contents of decisions accepted by the Board of Directors of the Issuer on the following issues:

1. «On approval of a report on shares redemption results"

DECIDED: «To approve the report on results of shares redemption by the Company from shareholders voted against the decision on reorganization or did not participate in voting on this issue".

2. «On convocation of general meetings of shareholders of Companies subject to creation due to the JSC "Kuzbassenergo" reorganization"

DECIDED :

2.1. To spend general meetings of the JSC "Kuzbassenergo", i.e. "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy supplying company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES" in form of meeting (joint presence):

2.1.1. General meeting of JSC "Kuzbassenergo" shareholder's meeting -"Kuzbassenergo- regional electric network company":
Date: *18 of May 2006.*
Time: *11: 00 a.m. according to the local time* .
Registration: *9 :30 a.m. according to the local time* .
Location: *90/4, Lenina prospect, Kemerovo*

2.1.2. General meeting of shareholders of JSC **"Kuzbass energy supplying company"** :

Date: *18 мая 2006 г.*
Time: *11: 00 a.m. according to the local time*
Registration : *9 :30 a.m. according to the local time* .
Location: *90/4, Lenina prospect, Kemerovo*
2.1.3. General meeting of shareholders of ***JSC «Main power lines of Kuzbassenergo":***
Date: *18 of May 2006*
Time: *11: 00 a.m. according to the local time*
Registration: : *9 :30 a.m. according to the local time*
Location: *90/4, Lenina prospect, Kemerovo*
2.1.4. General meeting of shareholders **JSC "West-Siberian TETS":**
Date: *18 of May 2006*
Time: *11: 00 a.m. according to the local time*
Registration: : *9 :30 a.m. according to the local time*
Location: *90/4, Lenina prospect, Kemerovo*
2.1.5. General meeting of shareholders **JSC "South-Kuzbass GRES":**
Date: *18 of May 2006*
Time: *11: 00 a.m. according to the local time*
Registration: *9 :30 a.m. according to the local time*
Location: *90/4, Lenina prospect, Kemerovo*

2.2. To define a postal address where the filled ballots shall be send:
1) office 306, №30, Kuznetsky prospect, Kemerovo, 650000,Russia
2) Stroieniye 8, №34 Bolshaya Pochtovaya str., Moscow, 105082, Russia "Central Moscow Depository".

At the quorum definition and voting resulting the votes represented by the ballots for voting shall be taken into account represented by the ballots for voting received by the Company not later 2 days before the date of holding of general meetings of shareholders, i.e. 15 of May 2006.

2.3. To approve the following agenda of general meetings of shareholders of JSC "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy supplying company", JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES":

1) On approval of the Articles of Association of the Company.
2) On election of General Director of the Company.
3) On election of members of the Board of Directors of the Company.
4) On election of members of Revision Committee of the Company.

2.4. To determine the date of making of the list of persons entitled to participate in general meetings of shareholders of JSC "Kuzbassenergo", i.e. "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy supplying company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES" – 15 of March 2006.

2.5. To approve a form and a text of ballots for voting at the general meetings of shareholders..

2.6. To determine in a quality of information (materials) granted to shareholders at preparation for general meetings of shareholders holding, i.e. to "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy supplying company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES":

- *drafts Articles of Association of* "Kuzbassenergo- *regional electric network company", JSC "Kuzbass energy supplying company', JSC "Main power lines of Kuzbassenergo", JSC*

"West-Siberian TETS", JSC "South-Kuzbass GRES" ;

- information on candidates to the management and supervision bodies of JSC "Kuzbassenergo- *regional electric network company", JSC "Kuzbass energy supplying company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES";*

- information on availability or absence of written consent of candidates to election in corresponding management and supervision bodies of "Kuzbassenergo- *regional electric network company", JSC "Kuzbass energy supplying company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES";*

- drafts decisions over the general meetings of shareholders agenda.

To determine that the shareholders may get acquittance with the aforementioned nformation (materials) from the 28th of April 2006 to the 17 of May 2006 (inclusive) except veekends and holidays, from 09.00 a.m. to 17.00 p.m. at the following addresses:

- *JSC "Kuzbassenergo" - office 306, №30, Kuznetsky prospect, GSP-2, Kemerovo*
- *Central Moscow Depository, № 34, stroieniye 8, Bolshaya Pochtovaya str., Moscow*

also the 18of the May 2006 at the place of holding of general meetings of shareholders of newly created companies.

2.7. To approve the text of announcement on General meetings of shareholders holding.

2.7.1. To determine that the announcement on General meetings of shareholders holding and ballots for voting shall be sent to each person indicated in the list if persons entitled to participate in General meetings of shareholders by registered letter or shall be transferred against a receipt not later the 27th of April 2006.

2.7.2. To publish announcement on holding of General meetings of shareholders of "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy supplying company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES " in a newspaper "Russian Gazette" not later the **27th of April 2006.**

2.8. To appoint Mr. Golofast Dmitry Yakovlevich being a Head of department, also manager of apparatus of JSC "Kuzbassenergo" as a secretary of General meetings of shareholders of JSC "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy supplying company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES "

2.9. Chairman of the Board of directors of the JSC "Kuzbassenergo" carries out functions of a presiding at General meetings of shareholders of "Kuzbassenergo- regional electric network company", JSC "Kuzbass energy supplying company', JSC "Main power lines of Kuzbassenergo", JSC "West-Siberian TETS", JSC "South-Kuzbass GRES ".

In case of absence of Chairman of the Board of Directors of the JSC "Kuzbassenergo" at general meetings of shareholders a deputy Chairman of the Board of Directors of JSC "Kuzbassenergo" carries out the presiding's functions at the general meetings of shareholders .

In case of absence of the Chairman of the Board of Directors of the JSC "Kuzbassenergo" or his deputy, any member of the Board of Directors of the JSC "Kuzbassenergo" may carry out presiding's functions at the general meetings of shareholders by decision of present members of the Board of Directors of the JSC "Kuzbassenergo" at general meeting of shareholders .

3. Signature		
3.1. General Director	____________ (подпись)	S.N. Mikhailov
3.2. Date «23» of March 2006	Seal:	

Reinstatement of Rule 12g3-2(b) Exemption for OJSC Kuzbassenergo

File #82-4633

Volume 2 of 5

Annex C, continued
1.20 – 1.30

Annex C

1.20

ANNOUNCEMENT ON ESSENTIAL FACT «INFORMATION ON REGISTER CLOSING DATES »

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia..
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. The Internet address, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/inf/facts
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Essential fact's code (codes)	0800064A22032006

2. Contents of the announcement
2.1. The type, category, series and other ID features of Registered Securities: ordinary registered shares, registered number of issue 1-01-00064-A. 1.1. The purpose of making the list of shareholders of ordinary registered shares: holding the extraordinary general meeting of shareholders of JSC "Kuzbassenergo". 2.3. The date of making the list of shareholders of nominal shares: 30 of March 2006 2.4. The date of making and number of the minutes of the meeting the Board of Directors of the issuer where the decision on making the list of owners of securities of the issuer was made: 22 of March 2006 №13/11

3. Signature
3.1. General director ____________________ S.N. Mihkailov (signature) 3.2. Date «23» March 2006 Place of the seal

Annex C

1.21

Announcement on substantial fact
"Information on terms of the issuer's liabilities execution before the securities owners "

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. The Internet address, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/inf/facts
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Essential fact's code (codes)	0900064A15032006

2. Contents of Announcement

2.1. Type, category, series and other ID features of Securities: ordinary registered shares

2.2. State registration number of issue (additional issue) of securities, date of state registration: 1-01-00064-A dd. 24 June 2003.

2.3. Contents of the issuer's liabilities, and for the bills of debts or other liabilities which may be expressed in money terms, -also amount of such liabilities in money terms: The Extraordinary general meeting of shareholders of the JSC "Kuzbassenergo" on reorganization of the company 30.12.2005 (minutes №14 dd. 16.01.2006) accepted decision: " In accordance with par. 1 of art. 75 of FL "On Joint Stock Companies" the Company's shareholders who had voted against the decision's adoption on reorganization or who had not participated in voting over the aforementioned issue have right to demand a redemption of all of a part of shares belonging to them in order stipulated by the requirements of Russian Federation by the Board of Directors of the Company in the announcement on the extraordinary general meeting of shareholders of the JSC "Kuzbassenergo".

Redemption of shares shall be carried out at the cost determined by the Board of Directors of the Company in accordance with par. 3 of art. 75 of FL "On Joint Stock Companies" .

Redemption cost of the Company's shares is 17 (seventeen) rubles 57 kopecks for each one ordinary share.

By the 15 of March 2006 21 200 of ordinary shares for the total amount equal 372 484 rubles were declared to redemption.

2.4. Date when the issuer's obligations shall be executed, and if the liability shall to be executed by the issuer within the determined terms (period of time) – date of this period termination: date of shares redemption termination by the Company by the shareholders request – the 15th of March 2006.

2.5. Fact of the issuer's liabilities execution or default: because of transfer order was not submitted to the registrator by the shareholder required shares redemption, the shares declared to redemption were not purchased nor paid off. Total number of the allocated shares is the same, the authorized capital of the Company is not decreased and amounts RUR 606 163 800.

2.6. In case of default by the issuer of his liabilities – the reason of such default, and for the money obligations or other liabilities which may be reflected in money terms, - also amount of such liability in money terms in which it was not executed: Liability was executed.

3. Signature
3.1. General Director ____________________ Mikhailov S.N. (подпись) 3.2. Date «20» March 2006 Place of the seal

Annex C

1.22

Announcement on substantial fact
"Information on accrued and (or) paid incomes over the securities of the issuer"
"Information on terms of liabilities fulfillment to securities owners"

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. The Internet address, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/inf/facts
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Essential fact's code (codes)	00600064A28022006, 0900064A28022006

2. Contents of Announcement

2.1. Type, category, series and other ID features of Securities: ordinary registered shares

2.2. State registration number of issue (additional issue) of securities, date of state registration: 1-01-00064-A dd. 24 June 2003.

2.3. Name of recording body who had carried out the State registration of the issue (additional issue) of securities: FCCB of Russia.

2.4. Management body of the issuer who had accepted a decision on the payment (announcement) of dividends over the securities of the issuer: General meeting of shareholders.

2.5. Date of decision making on payment (announcement) of dividends over the securities of the issuer: 30 of December 2005.

2.6. Contents of the issuer's liabilities, and for the bills of debts or other liabilities which may be expressed in money terms, also amount of such liabilities in money terms: to pay dividends over the ordinary shares of JSC 'Kuzbassenergo" by the results of 9 months of the year 2005 in amount of RUR 0,670461 for each one ordinary share of the JSC "Kuzbassenergo" in money terms within 60 days from the date of decision making on the dividend's payment.

2.7. Total amount of dividends accrued on the shares of the issuer of the determined category (type), and the dividend's amount accrued per one share of the determined category (type): Total amount of dividends – RUR 406 409 187,51.

2.8. Date of execution of liabilities on payment of incomes over the securities of the issuer (shares dividends), and if liabilities on payment of incomes over the securities of the issuer must be executed by the issuer within the defined terms (period of time) – the date of

termination of such term shall to be the 28th of February 2006.
2.9. Fact of liability execution or default by the issuer: Partial execution, paid dividends in amount of 406 217 365,65 RUR.
2.10. In case of default by the issuer, such default reason, and for bill of debts or other liability which may be expressed in money terms also amount of such liability in money terms subject to default: Amount of the accrued but not paid dividends is equal to RUR 821,86.
Reasons of default:
- absence of information on the bank essentials in the register of securities owners in the dividends receipt in cashless settlement.

3. Signature
3.1. General Director ____________________ S.N. Mikhailov (подпись) 3.2. Date «01» March 2006 Place of the seal

Annex C

1.23

APPROVED
The Board of Directors of the Kuzbass
Joint Stock Company of energy and electrification
Minutes № 11 /11 dd. 07.02.2006

QUARTERLY REPORT

The Kuzbass joint stock company of energy and electrification
Issuer code: 00064-A

Period: IV quarter 2005

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

This present quarterly report contains information is subject to disclose in accordance with the Russian Federation's legislation about securities

General Director ________________ S.N. Mihkailov
signature

Date "31 "January 2006

Chief accountant ________________ A.N. Riumova
signature

Date " 31 " January 2006

Person to connect: leading economist of the department on corporate policy Yakovenko Natalia Alexandrovna
Telephone: (384-2) 29-37-61
Fax: (384-2) 29-37-61
e-mail: yakovenkona@kuzbe.elektra.ru
INTERNATE page: http://www.kuzbassenergo.ru/invest/doc/msfo/
where the information of the present quarterly report is to be disclose.

CONTENTS

p.

Introduction 6

Paragraph I. Brief information about persons involved in the issuer's administration bodies, information about the issuer's bank accounts, auditor, appraiser, financial consultant, and other persons who signed the quarterly report 7

1.1. Persons involved in the issuer's administration bodies.. 7

1.2. Information about the issuer's bank accounts 8

1.3. Information about the issuer's auditor (auditors) 9

1.4. Information about the issuer's valuator.. 10

1.5. Information about the issuer's consultants .... .12

1.6. Information about subscribers of the quarterly report 12

Paragraph II. General information on the financial and economic situation of the issuer 13

2.1. Figures of financial and economic activity of the issuer.. 13

2.2. Market capitalization of the issuer 13

2.3. The issuer's liabilities 14

2.3.1. Account payable 14

2.3.2. Credit history of the issuer 14

2.3.3. The issuer's liabilities against the third parties security. 15

2.3.4. Other liabilities of the issuer 15

2.4. The purpose of the issue and direction of the assets using resulted to distribution of the issuing securities 15

2.5. Risks related with acquisition of the distributing (distributed) issuing securities 15

Paragraph III. Detailed information about the issuer 20

3.1. Information about the issuer's establishment and development.. 20

3.1.1. Information about the issuer's company name .... .20

3.1.2. Information about state registration of the issuer 20

3.1.3. Information about the issuer's establishment and development. 20

3.1.4.Contact information 21

3.1.5. Taxpayer identification number 22

3.1.6. Branches and representative offices of the issuer 22

3.2. Principal economic activities of the issuer 22

3.2.1. Industrial affiliation of the issuer 22

3.2.2. Principal economic activities of the issuer 22

3.2.3. Principal types of products (operations, services)........................22

3.2.4. Raw materials and suppliers of the issuer........................22

3.2.5. Markets for products (work, services) of the issuer........................23

3.2.6. Information about the Issuer's licenses........................25

3.2.7. Joint activities of the Issuer........................26

3.3. Future plans of the issuer........................26

3.4. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations........................27

3.5. Subsidiaries and affiliated business divisions of the issuer........................27

3.6. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets........................38

3.6.1. Fixed assets........................38

Paragraph . IV. Information about financial and economic activities of the issuer........................39

4.1. Results of financial and economic activities of the issuer........................39

4.2. Issuer's liquidity, adequacy and structure of the capital and circulating assets........................39

4.3. Amount and structure of the issuer's capital and circulating assets........................39

4.3.1. Amount and structure of the issuer's capital and circulating assets........................39

4.3.2. The Issuer's financial investments........................39

4.3.3. The issuer's intangible assets........................40

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development........................40

4.5. Overview of the new trends in the sector of the issuer's core business........................40

Paragraph V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees)........................45

5.1. Information about the structure and competence of the issuer's regulatory bodies........................45

5.2. Information about members of the issuer's management bodies........................51

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer........................65

5.4. Information about the structure and capacity of the units of control over the issuer's financial and economic activities........................66

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities........................67

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities........................69

5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)........................69

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)........................69

Paragraph VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest..70

6.1. Information about the total number of shareholders (participants) of the issuer..70

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its authorized (pooled) capital (unit trust), or at least 5 percent of its ordinary shares; information about the participants (shareholders) of such entities owning at least 20 percent of their authorized (pooled) capital (unit trust) or at least 20 percent of their ordinary shares 70

6.3. Information about the share of the government or municipal authority in the issuer's authorized (pooled) capital (unit trust), existence of a special right ("golden share") 71

6.4. Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)..71

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its authorized (pooled) capital (unit trust) or at least 5 percent of its ordinary shares 71

6.6. Information about the deals made by the issuer, in which it had an interest 74

6.7. Information about the amount of accounts receivable 74

Paragraph VII. The Issuer's accounting reports and other financial information 75

7.1. The issuer's annual accounting reports 75

7.2. The issuer's quarterly accounting reports for the last completed financial quarter 75

7.3. The issuer's consolidated accounting reports for the last completed financial year (consolidated balance sheet) 76

7.4. Information about the issuer's accounting policy 75

7.5. Information of the total amount of export also on the share of export in the total sale's volume 115

7.6. Information of the cost of real estate of the issuer and essential changes in the structure of the issuer's property after the date of termination of the last fiscal year..113

7.7. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity 113

Paragraph VIII. Additional information about the issuer and its placed securities. 115

8.1. Additional information about the issuer 115

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust) 115

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital
During the last 5 terminated fiscal years the JSC "Kuzbassenergo" did not spend additional stock's issue. 115

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer 115

8.1.4. Information about the order of calling and conducting a meeting of the issuer's supreme management body 115

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the authorized (pooled) capital (unit trust), or at least 5 percent of ordinary shares 117

8.1.6. Information about essential transactions carried out by the issuer 119

8.1.7. Information about credit ratings of the issuer 120

8.2. Information about each category (type) of the issuer's shares........120

8.3. Information about the previous issues of the issuer's securities, except for the issuer's shares 120

8.3.1. Information about the issues with all securities paid off (cancelled) 121

8.3.2. Information about the issues with securities in circulation 121

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default) 121

8.4. Information about the entity (entities) which provide security for the bonds of the issue 121

8.5. Terms of securing fulfillment of obligations on the bonds of the issue 121

8.6. Information about organizations registering the rights for issued securities of the issuer 121

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents 1231

8.8. Description of the order of taxation of revenues from the issuer's issued securities placed and in floatation 122

8.9. Information about the announced (accrued) and paid dividends on the issuer's shares, and income from the issuer's bonds 125

8.10. Other information 126

Introduction

a) full name and abbreviation of the issuer:
Kuzbass Joint Stock Company of energy and electrification,
JSC "Kuzbassenergo"

б) location: № 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia ;

c) telephone, e-mail: *(384-2)29-33-59;*
E-mail: ***adm@kuzbe.elektra.ru***;

d) Internet page where the full text of the quarterly report of the issuer is published :
http://www.kuzbassenergo.ru/invest/doc/msfo/

e) General information on floatation of securities by the issuer (on floated securities):

Company had floated common registered shares with equal nominal value of 1 (one) RUR each in quantity of 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred) pieces to the total amount at the nominal value of 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred) RUR.

"This present quarterly report contains evaluation and forecast made by the authorized management bodies of the issuer regarding to the future events and /or activities, future trends for development of the economic branch where the issuer realizes its general activities, and results of the issuer 's activities including his plans, possibility of the occurrence of the definite events and of accomplishment of the definite acts. The investors must not rely fully on evaluation and forecasts of the management bodies of the issuer as the actual results of the issuer's activities may differ from the forecasted results in future because of many reasons. Acquisition of the securities of the issuer is related with risks described in this present quarterly report".

I. Brief information about the persons forming the management body of the issuer; bank's information; auditor; valuator and financial consultant of the issuer; other subscribers of this present quarterly report

1.1. Persons forming the management body of the issuer

The Management Body of the Company is as follows:

- ***General meeting of shareholders of the company which is the supreme management body of the JSC "Kuzbassenergo":***
- ***The Board of Directors;***
- ***Management Board;***
- ***General Director.***

The Board of Directors of the JSC "Kuzbassenergo":

1. Bolshakov Andrey Nickolaevich , date of birth 1955;

2. Bychkov Mikhail Yurievich, date of birth 1978;

3 Vagner Andrey Alexandrovich, date of birth 1957;

4. Grekhov Andrey Nickolaevich, date of birth1969.;

5. Evsenkova Elena Vladimirovna, date of birth 1980;;

6. Eliseeva Irina Eduardovna, date of birth 1978;;

7.Kozhura Ruslan Viacheslavovich, date of birth 1963;

8. Mazikin Valentin Petrovich, date of birth, 1945;

9.Platonov Vladimir Yurievich 1959 ;

10. Shulin Maxim Igorevich, date of birth 1978;

11. Shumilov Alexander Alexandrovich, date of birth 1967.

Corporate executive body is the Management Board of the JSC "Kuzbassenergo":

1. *Lavrov Alexander Mikhailovich, date of birth, 1950.*
2. *Grebennikov Alexey Antonovich, date of birth 1939.*
3. *Erofeev Alexander Kuprianovich, date of birth 1959..*
4. *Ivanov Boris Ivanvich , date of birth 1960 .*
5. *Petrov Leonid Prokhorovich, date of birth 1961 .*
6. *Mikhailov Sergey Nickolaevich, date of birth 1959.*
7. *Gretsinguer Yury Alexandrovich, date of birth 1953.*

Sole executive body is the general director of the SJC "Kuzbassenergo":

Mikhailov Sergey Nickolaevich, date of birth *1959*.

1.2. Information about the issuer 's bank accounts

Bank: Joint Stock Company Joint Stock Commercial "Moscow Municipal Bank – Bank of Moscow".
Abbreviation: JSC JSC"MMB-Bank of Moscow" Location: ***#5-g, Nogradskaya str., Kemerovo, 650099***
INN: ***7702000406.***
Acc.: ***40702810200530000444.*** Acc. type: ***settlement account.***
BIK: ***043207743.***
Corr. acc.:***30101810700000000743.***

Bank: ***Branch of the Joint Stock Company "URALSIB" in Kemerovo***

Abbreviation: ***Branch of JSC "URALSIB" in Kemerovo*** Location:#2, Oktiabrsky pr., ***650099, Kemerovo.*** INN: ***0274062111.***
Acc.: ***40702810100000863.*** Acc. type: ***settlement account.*** BIK: ***043207783.***
Corr. Acc.: ***30101810100000000783.***

Bank: ***Commercial Bank on science-technical and social development of JSC "Sibacadembank"***
Abbreviation: FAKB KF JSC "Sibacadembank" Location: **#5-B, Nogradskaya str.,** ***650099, Kemerovo.*** INN: ***5408117935.***
Acc.: ***40702810400120000152.***
Acc. type: ***settlement account.***
BIK: ***043207784.***
Corr. acc.: ***30101810400000000784.***

Bank: **Branch of the Joint Stock Company Joint Stock Commercial Bank "Moscow Delovoy Mir", Kemerovo.**

Abbreviation: Branch JSC "MDM-Bank", Kemerovo Location: ***#137/3, Lenina prospect, 650003, Kemerovo*** INN: ***7706074960.***
Acc.: ***40702810100120000256.***
Acc. type: ***settlement account.***
BIK: ***043207791.***
Corr. acc.: ***30101810600000000791.***

Bank: Branch of Joint Stock Commercial Saving Bank of RF, Kemerovo branch № 8615 Банк:

Abbreviation: Branch of JS SB RF, Kemerovo Branch № 8615

Location: #53, Oktiabrsky pr., 650066, Kemerovo INN: ***7707083893.***
Acc.: ***40702810826020102640.*** Acc. type: ***settlement account.***
BIK: ***043207612.*** Corr. acc.:***30101810200000000612.***

Bank: **Branch №4 of Joint Stock Company Bank "Zenit"** Abbreviation: **Branch №4 of JSC Bank "Zenit"** Location: #77/1, Sovetsky pr., 650099, Kemerovo
INN: ***7729405872.***
Acc.: ***40702810700042000005.*** Acc. type: ***settlement account.***
BIK: ***043207730.*** Corr. acc.: ***30101810700000000730.***

Bank: ***Branch of Joint Stock Company AKB "Moscow Dolovoy Mir"***

Abbreviation: Branch of JSC "MDM-Bank" Location: **137/3, Lenina pr.,** ***650003,Kemerovo***

INN : ***7706074960.*** Acc.: ***40702810200120000392.*** Acc. type: ***settlement account.***
BIK: ***043207791.***
Corr. acc. : ***30101810600000000791.***

Bank: Branch of Foreign Trade Bank (Joint Stock Company), Kemerovo.

Abbreviation: Branch of JSC "Vneshtorgbank", Kemerovo. Location:***#12, N. Ostrovsky str., 650099,Kemerovo*** INN: ***7702070139.*** Acc.: ***40702810400430000001.*** Acc. type: ***settlement account.*** BIK: ***043207756.***
Corr.acc. : ***30101810700000000756.***

Bank: ***Branch "Kemerovsky"of Joint Stock Company "Alfa-Bank"*** Abbreviation: ***Branch "Kemerovsky" of JSC "Alfa-Bank"*** Locaction: #12 N. Ostrovsky str., 650099, Kemerovo

INN: ***7728168971.*** Acc.: ***40702810500320000138.*** Acc. type: ***settlement account.*** BIK: ***043207745.***
Corr. acc: ***30101810300000000745.***

Bank: Branch №4207 of Vneshtorgbank Retail services (ZAO), Kemerovo.

Abbreviation: Branch № ***4207 of ZAO "Vneshtorgbank" Retail Services, Kemerovo..***
Location: 53/2, **Oktiabrsky pr., 650066, Kemerovo.** INN: ***7710353606.***
Acc: ***40702810100070000201.*** Acc. type: ***settlement account.***
BIK: ***043207739.*** Corr.acc. : ***30101810400000000739.***

1.3. Auditor of the issuer

ZAO "PricewaterhouseCoopers Audit" was approved as auditor of the company by the annual general meeting of shareholders of JSC "Kuzbassenergo" the 27th of June 2005. ZAO "PricewaterhouseCoopers Audit" is a Russian branch f International institution PricewaterhouseCoopers which is one of leaders at the world market of auditors and consulting services. Through the network of the national representative offices of PricewaterhouseCoopers renders professional services in many countries of the world.

Full firm name and abbreviation: Closed Joint Stock Company "***PricewaterhouseCoopers Audit", ZAO "PwC Audit"***

Location***: №52, stroienie 5 , Kosmodamianskaya nab., 115054, Moscow***
INN: ***7705051102***
Tel.***: (095) 967-60-00***
Fax***: (095) 967-60-01.***
e-mail: ***hrdgph@pwcglobal.com***

Information on the licence of the auditor:
License No.***: E 000376 to render audit services***

Date of issue: *20.05.2002*
Duration: till the *20th of May, 2007*
Issuing body: **Ministry of Finance of Russian Federation**

ZAO "PricewaterhouseCoopers Audit" does not spend any works within the limits of special auditors meetings under the agreements with the JSC "Kuzbassenergo" except audit of accounting (financial) reports. There are no any close business or allied relations between the Auditor and the Company. The Company did not grant any loans to the Auditor. Auditor (authorities of the auditor) has no market share in the authorized capital of the company. The company has no information about authorities of the issuer who are the authorities of the auditor at the same time.

Order of elections of the auditor of the issuer:
Federal Law "On Joint Stock Companies" does not determine terms and order for nomination of a candidate for auditor to inscribe him in the lists for voting over the issue on the Company 's auditor approval, also this law does not grant to the shareholders the right to nominate of candidate for auditor. Thus the candidate for auditor subject to approval at the annual general meeting of shareholders of the Company is determined by the Board of Directors. The General meeting of shareholders approves auditors of the company every year in accordance with Articles of Association of the Company.
Amount of payment for the auditor services shall to be determined by the Board of Directors of the company."
Auditor of the Company controls financial and economic activity of the Company in accordance with terms of legislation of Russian Federation and in accordance with concluded contract.
During the reporting period ZAO ""PricewaterhouseCoopers Audit" does not render any auditor services.
There are no deferred and late payments for rendered auditor services.

1.4. Valuator of the issuer

Full firm name and abbreviation: **Closed Joint Stock Company "ENPI Consult", ZAO "ENPI Consult".**

Location: **#14, Dukhovsky pereulok, Moscow, 115191.**
Telephone/fax: *(095) 952-1041/(095) 954-4408.*
E-mail: *npg@npg.ru*

Information on the licenses of the valuator:
License No.: series *ЦЛСС № 000025 Code ОЦ ПР № 038336*

Date of issue: *14.07.1999*
Duration: till the *4th of September, 2003*
Issuing body: **Moscow License Chamber**

License No. : **series ЦЛСС № 000025 Code ОЦ ПР № 038875**
Date of issue:*04.09.2000*
Duration: till the*4th of September, 2003*
Issuing body: **Moscow License Chamber.**

License No: *000031*
Date of issue: *06.08.2001*
Duration: *till the 6th of August, 2007*

Issuing body: *Ministry of Privity of Russian Federation*

Information on evaluation services subject to render (rendered) by the valuator:
Evaluation of the replacement value of a part of fixed assets by the 01.01. 2000.,
Rendering of consulting services over the questions concerning a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of fixed assets by the 01.01. 2001.,
Rendering of consulting services over the questions concerning a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of fixed assets by the 01.01. 2002.,
Rendering of consulting services over the questions concerning a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of fixed assets by the 01.01. 2003.,
Rendering of consulting services over the questions concerning a revaluation of the fixed assets of the company in accordance with the Regulations on the accounting "Accounting of fixed assets" RA 6/01.

Evaluation of overall replacement value of a part of the capital production assets that are on the balance of the JSC "Kuzbassenergo" by the 01.01.2004., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "Accounting of fixed assets" RA 6/01.
Evaluation of overall replacement value of a part of the capital production assets that are on the balance of the JSC "Kuzbassenergo" by the 01.01.2005., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "Accounting of fixed assets" RA 6/01.

Full firm name and abbreviation: Limited Liability Company "Institute of real estate and financial activity evaluation", Ltd. "Institute of real estate and financial activity evaluation".

Location: **№51-a, Kirov prospect, Tomsk, Tomsk region, Russia.**
telephone/fax: ***(382-2)52-11-49/(382-2)52-25-61.***
E-mail: ***instoc@mail.tomsknet.ru***

Information on the licenses of the valuator:

License No.: ***000857***
Date of issue: ***10.09.2001***
Duration: ***till the 10th of August , 2007***
Issuing body: ***Department on economic and evaluator's activity regulating of the Ministry on Privity of RF" .***

Information on evaluation services subject to render (rendered) by the valuator:
Evaluation of the market value of one common stock of the JSC "Kuzbassenergo" for the purpose of purchasing in accordance with Provisions of the art. 75 of Federal Law "On Joint Stock Companies". Issuer did not enlist the valuator to the stock emission (in the year 1995.)

1.5. Information on the issuer's consultants

Financial consultants and other consultants at the securities market were not attracted by the issuer to the sock emission.

1.6. Information on the other subscribers of this present quarterly report

Chief accountant – **Riumova Alevtina Nickolaevna**
Telephone: ***(384-2)29-33-58***
Fax: ***(384-2)29-37-77.***

II. General information on the financial and economic situation of the issuer

2.1. Figures of financial and economic activity of the issuer

This present reporting period does not contain any information.

2.2. Market capitalization of the issuer

Trade of common stocks of the Issuer is carried out at the following trade areas:

Full names and abbreviations of the sale organizers:

Non commercial partnership " Stock exchange "Russian trade System" , NP "Stock Exchange RTS"; Joint Stock Company "Stock Exchange "Russian trade System"; JSC "Stock Exchange "RTS"; Closed Joint Stock Company "Moscow Interbank Currency Exchange", ZAO "MMVB (MICE)".

Non commercial partnership "Stock Exchange "RTS": ***common stock of the JSC "Kuzbassenergo"is bargain in the system "Classic market, stocks". Common stocks 23.06.1997 were included in the list of "RTS-2"; and were excluded from the list of "RTS-2" 04.01.2000 and were included in the list "Classic market; stocks" 05.01.2000.***

JSC "Stock exchange "RTS": ***Common stock of the JSC "Kuzbassenergo" is bargain in the system "Stock Exchange JSC RTS". Common stocks 04.07.2000 were included in the list of "SGK": and were excluded from the list "SGK" from 15.09.2002; were included in the list "Stock market of Gazprom" from 16.09.2002; were excluded from the list "Market stock of Gazprom" from 22.11.2004 and were included in the list "Exchange market of JSC RTS" from 23.11.2004.***

Closed Joint Stock Company "Moscow Interbank Stock exchange": ***Common stock of the JSC "Kuzbassenergo" was included from 23.07.2003 in the out list securities. There were not any bargains with the stocks in the years 2003-2004.***

Information on the market capitalization of the JSC "Kuzbassenergo" for the last 5 years was introduced in accordance with calculations of the Stock Exchange RTS according to the Order of FSFR of Russia dd. 16.03.2005 №05-5/pz-n.

Common Stocks (KZBE)

Settling month	Cost over 10 the largest bargains	Period of calculation	Bargain's number for the month	Bargain's number for 3 months	Stock's number	Capitalization, USD
December 2001	0,11954	3 months.	5	>= 10	606 163 800	72 460 821
December 2002	-	-	2	5	606 163 800	-
December 2003	-	-	1	1	606 163 800	-
December 2004	-	-	4	6	606 163 800	-
February 2005	-	-	4	9	606 163 800	-
March 2005	0,69854	3 months	5	>= 10	606 163 800	423 429 661
May 2005	0,68418	3 months	0	>= 10	606 163 800	414 725 149

August 2005	0,71673	3 months	2	>= 10	606 163 800	434 455 780
September 2005	0,73103	3 months	6	>= 10	606 163 800	443 123 923
November 2005	0,79821	3 months	5	>= 10	606 163 800	483 846 007
December 2005	1,07519	month	>= 10	>= 10	606 163 800	651 741 256

Note: Data was calculated on the ground of two-way-business contracted during the trade session. Information on the ground of the addressless business was used to prepare the data for the period since the 01st July 2003 till the 30th June 2004

Bargains contracted during the 4th quarter of the year 2005 subject to the capitalization' calculation

Time	Price, USD	Bargain's volume, pieces.	Bargain's volume, USD
2005-11-01 17:41:00	0,83	150 000	124 500
2005-11-01 17:43:00	0,8295	150 000	124 425
2005-11-15 11:36:00	0,87	15 000	13 050
2005-11-29 17:59:00	0,89	10 000	8 900
2005-11-29 18:01:00	0,90	5 000	4 500
2005-12-01 17:08:00	0,94	25 000	23 500
2005-12-05 17:12:00	0,95	50 000	47 500
2005-12-06 11:26:00	1	35 000	35 000
2005-12-16 14:39:00	1,08	146 400	158 112
2005-12-19 12:11:00	1,15	50 000	57 500
2005-12-19 12:11:00	1,14	11 500	13 110
2005-12-21 14:42:00	1,11	71 350	79 198,5
2005-12-22 12:02:00	1,1	110 000	121 000
2005-12-22 13:27:00	1,09	110 000	119 900
2005-12-22 13:43:00	1,08	50 000	54 000

2.3. Issuer's liabilities.

2.3.1. Account payable

There is no information in this reporting period.

2.3.2. Credit history of the issuer

***For the last five finished financial years (200-2004), and 2005 the Company did not make credit contracts and* contracts of debt, the sum of the total debt over which amounts 5 and more per cents of the cost of the net assets.**

Credit policy of the JSC "Kuzbassenergo" aims at an attraction of credit resources on more gainful terms of crediting, at a reducing of an interest rate for credit resources using. Borrowed current assets are attracted by the Company at the rate that is lower than the refinancing rate fixed by the Central Bank of RF.

Provisions on the credit policy of the Company were approved by the Board of Directors at the general meeting spent the 28 of December 2004. These Provisions determine the order of fixation of Limits of a debt position and the Limit on cost parameters of loan, the order of the control over their observance, and also measures on reduction of the Debt position according to the fixed Limits in case of their excess aimed at the financial stability and minimization of a risk of insolvency of the Company guarantying.

By the 31.12.2005 the size of the borrowed current assets of the JSC "Kuzbassenergo" is reduced as compared with the period of the 30.09.2005 by RUR 472 190 thousand and amounts RUR 1 605 126 thousand.

Reducing of the borrowed current assets has taken place mainly due to reduction of a main debt under the credits amounts RUR 208 000 thousand, and also due to the exit from mortgaging guarantee of the credit liabilities over the bill of credit of the JSC " Kuzbassenergo " to the sum of RUR 209 000 thousand.

The Board of directors approved by its decision for the I quarter 2006 an attraction of the credit assets at the rate not exceeding that in 1,1 time more the rate of refinancing of the Central Bank RF against the security provided by the credit policy of the Company subject to observance of the maximum sized of a one-time loan debt over the attracted credits by the company by the 01.04.2006 in a volume no more than RUR 1 400 000 000 (One milliard and four hundred million) .

There was not the bound's issue during the reporting period.

2.3.3. The issuer's liabilities against the third parties security.

There were not any liabilities of the issuer against the security given to the third parties, including a pledge or a guarantee amounted not less then 5 per cent of the issuer's assets balance price during the reporting period.

2.3.4. Other liabilities of the issuer

During the reporting period the JSC "Kuzbassenergo" did not make any bargains not revealed in the balance sheet that may affect negatively the financial situation of the Company.

2.4. The purpose of the issue and direction of the assets using resulted to distribution of the issuing securities

Issuer did not spent the issue aimed to the assets attraction by the way of the distribution of securities duing the reporting period.

2.5. Risks related with acquisition of the distributing (distributed) issuing securities

2.5.1. Branch risks

JSC "Kuzbassenergo" spend its activity only at the internal Russian market in accordance with area character therefore there are no risks related with possible change of a price for the issuer's production at the foreign markets.

The risk of nonfulfilment by the issuer of his liabilities before the owners of the issuing securities as a result of the branch conjuncture change is not subject of this present report because of absence of any liabilities on the dividend payment by the issuer before the owners of the preference stocks and the percents payment off and retirement of bonds.

The Company has no any risks related to the possible change of a cost of raw material, goods subject to using in production and that may affect negatively its activity.

The following factors may be related to the other branch risks:

- Change of structure of energy consumption on groups of consumers from the planned at the expense of production volume reduction of a range of industrial enterprises, may lead to reduction of energy output volume in money terms.

- Bankruptcy of enterprises may lead to the impossibility to recover a debt for consummated energy.

- Decreasing of living standard of some groups of population of Kemerovo region will led inevitably to reduction of payment's level of this type of population.
Expectations of the Stock market's participants correspond with a reforming course of energy market.

2.5.2. Country and regional risks

JSC "Kuzbassenergo" is a registered in Russian Federation company carrying out its activity in Kemerovo
Region, thus some common changes in the State and other regional developments affect on its activity importantly.
As a whole an economic and political situation in the country and in the region is stable, and any possibility of military conflicts, extraordinary situation, walkouts, change of the State and regional leaders is improbable.

Overwhelming majority of economic factors are out of control of the Issuer.

It's impossible to guarantee that some recent tendencies of Russian economic including increasing of Gross National Product, relative stability of RUR and decreasing of the inflation rates will be kept in future. Besides global fluctuations of oil and gas prices, RUR fortification in the real term concerning USD Dollar, also some consequences of liberalization of a monetary and credit policy and other factors may affect negatively Russian economics and business of the issuer.

Russian economics is not protected against market recessions and delay in economic development in different countries of the world. As it was in the past, financial problems or sensitive perception of the risks related to the investments in the countries with developing economy may reduce a volume of foreign investments to Russia and affect negatively Russian economics.
Ecological factors inseparably linked with general activity of the issuer as a production process, transfer and distribution of heat and electric power demands large quantity of natural sources that call environmental pollution. As significant capital investments are necessary to purchase nature-conservative equipment to remove ecological factors of risk, and payments for natural sources consumption.
There are regional risks related with reforming of JSC "Kuzbassenergo". The management of JSC "Kuzbassenergo" spend active consultations with the government of regional and city Administration over the questions of the Company's reforming to reduce such risks.
Such need is due to existence of the Provisions of Kemerovo regional Administration №54 dd. 26.04.2002 "On reforming of JSC "Kuzbassenergo" and №49 dd. 28.03.2003 "On the project of reforming of JSC "Kuzbassenergo" and social protection of employees of energy system in Kemerovo region" where regional authorities raised the range of demands to the management of the Company under the project coordination.
The 20th of September 2004 a trilateral agreement was completed between JSC RAO "UES of Russia", JSC "Kuzbassenergo" and Kemerovo regional Administration which regulates particularly the questions on the future implementation of the program on the JSC "Kuzbassenergo" reforming.

Over the terms of the Agreement the regional Administration will be assist in the reforming process of the energy company, especially under its segregation from the structure of supplying, managing, power and heat networking companies.

Risks depending on the regional geographical peculiarity, i.e.:
- *Damnification risks because of emergency situations of natural factors: periodical floods,*

earthquake on the territory of Kemerovo region.

- *According to the long-term forecast made by the Ministry on Emergency Situations of Russia for the period 2006, there will be most possible such man-caused emergency situations on the territory of Kemerovo region as:*
- *man-caused conflagration (fire in buildings and constructions of social and cultural purpose). Conflagration peak in the housing sector and at the economic object is traditionally registered in winter-spring period when the total quantity of fires increases as compared with warm period by 5%, and the quantity of conflagrations increases by 40%:*
- *motor transport;*
- *mining industry.*
  - *Continuance of high probability of the accidents and emergency situation in mines is forecasted. Besides the cases of earthquaking equal to 1-2 force on the territory of region is possible because of industrial explosions in mining industry;*
  - *high probability of man-caused emergency situations due to accidents in railway transport during transporting of dangerous cargo. The reason of such emergency situation is improper conditions of approach lines to potentially dangerous enterprises, i.e. ltd. "Kemerovokhimmach", JSC "Novokuznetsk Aluminum plant", etc.*

According to the forecast of the Ministry on Emergency Situations for the winter-spring period the most probable emergency situations of man-caused nature resulting from the complex of dangerous meteorological phenomena (heavy atmospheric precipitation, force wing, sleet adhering) are forecasted in Kemerovo region.

Increasing of household fires in the private sector is forecasted because of temperature decreasing and using of electric heaters, and also wiring inflammation. Accidents in the networks of heat and water supply, outage of heating systems of buildings and constructions are possible.

The prediction of the risk of open military conflict also the risk of national emergency are minimal possible on a national level as ethnic and social tension in the region does not bear critical nature. However there is a risk of terrorist acts to fight with the security measures at the strategic objects of JSC "Kuzbassenergo" were considerably toughened.

Under the special control were took electric plants, large electric substations, pump houses, combustive-lubricating production's storages and other category objects.

Admission regime for motor transport and employees was toughened including using of manual and fixed metal detectors at the enterprises.

Artificial barriers were mounted that stop unofficial passage of motor transport on the territory of enterprises.

Car parks were transferred at the safe distance from energy object guards, also active interaction between security of JSC 'Kuzbassenergo" and Motor licensing and inspection department, duty departments of MIA and MES was organized.

Around-the-clock work for vide control and patrol were organized at the most important and the farthest object of energy system.

2.5.3. Financial risks

Variation of interest rates may affect financial and economic activity of the issuer as the enterprise uses borrowed current assets in its activity but its will not have significant effect on the financial showings of the company.

Credit policy of the issuer aimed on attraction of credit resources on more favorable credit conditions. The company attracted borrowed current assets lower then the rate of refinancing fixed by the Central Bank RF (12%). Weighted average interest rate for the using of credit resources by the company was 9,03% by the 31.12.2005, that is by 1,15 of per cent's points lower then by the 30.09.2005.

Credit chare except the loan guarantee was 76,14% by the 31.12.2005 of the total amount of liabilities

under the short-time credits.
Inflation effect: Over the forecast made by the International Currency Reserves the inflation in Russia over the results if the year 2005 will be amount 11-11,5%. Particularly the salary depends on the general standard of price in Russia.
The salary is indexed by the issuer. As a whole the effect of inflation factors on the financial stability of the issuer does not seem significant in future and is subject to predict in business-planning of the company.
In the tariff forming there is a risk that the Kemerovo Regional Energy Committee will fix the tariff rate not covering industrial costs and drop-out income because of reducing of profit volume.
Tariff policy for the year 2006 is the same: there is a tariff corridor with the strict defined limited maximum and limited minimum of tariff level. Powermen have to keep within these limits.
Because of such limits the growth rate of tariffs as an earlier keeps lower then the inflation rate: increasing of a price of electricity for the consumers of our region amounts on average 9,1% , and heat energy – 10%.

Investor's interests are not provided in the tariffs thus the company is still of little attractive in investments plan.
Today's tariff are not transparent therefore an investor does not see the period for repayment of the invested money.

The issuer does not bear any exchange rate risks as he is carrying out his activity only at the internal market.
Some financial risks related with future reforming of the issuer (reorganization in form of segregation) take place:

- risk that the creditors of JSC "Kuzbassenergo" having received the notification on adopted decision on reorganization , will demand the advanced repayment of account payable, execution of corresponding liabilities and payment of damages sustained under the Company's reorganization in form of segregation (par. 6 of art. 15 of FL "On Joint Stock Companies"). Creditors having restructured debts for long-time period may act as initiators: JSC RAO " UES of Russia", Tax Ministry, Out budget Funds. Approximate amount of commercial restructured debts subject to demand amounts RUR 3014,4 millions;

- risk that the shareholders having voted against the reorganization or not took participation in the voting will demand the redemption of all or part of the stocks of JSC "Kuzbassenergo" belonging to them and possibility of loss to 10 % of a price of net assets because of satisfaction off the shareholder's demands of the stocks redemption under the reorganization of the companies in form of segregation (art. 75, 76 of FL "On Joint Stock Companies"). Approximate volume of assets subject to redemption of stocks amounts RUR 587,979 million.

2.5.4. Legal risks

There are legal risks related to the change of exchange regulation, modification of tax legislation, change of regulations of the customs supervision and fees, modification of requirements on licensing, court practice that may affect negatively on the activity's results of the issuer also results of the current legal trials subject of participation of the issuer.
- Modification of tax legislation in part of increasing of tax rates or change in the order and terms of tax calculation and payment may led to decreasing of net income of the issuer that may led to reducing of amount of the dividends subject to payment.

- Change in requirements on licensing of main activity of the issuer may led to increasing of a period for document preparation obligatory to extend a term of duration of the license, also necessity of accordance of the issuer with the produced requirements. However as a whole this risk should be deemed as insufficient except the cases when to extend the duration of the license or to exercise an activity subject to licensing some requirements will be provided that the issuer will not may correspond with or when the corresponding with these requirements will be caused with excess costs that may led to the issuer's activity termination.

- There were not any modification of the court practice related with the issuer's activity that might affect negatively on the results of his activity during the reporting period.

2.5.5.Risks related with the issuer's activity.

Risks related with the issuer's activity, i.e. the current legal trial subject to participation of the issuer (actions of the company liquidation, alienation of the company's assets, contestation of rights arisen from the licenses or patents etc.), possible liability of the issuer against the third person's debts are absent.

Other essential risks proper to the issuer are absent.

III. Detailed information about the issuer

3.1. Information about the issuer's establishment and development.

3.1.1. Information about the issuer's company name

full company name and abbreviation:

Kuzbass Joint stock Company of energy and electrification

(JSC «Kuzbassenergo»).

Before the privatization – Kuzbass industrial institution of energy and electrification ("IIEE "Kuzbassenergo")

Kuzbass Open Joint Stock Company of energy and electrification (OJSC "Kuzbassenergo")

Introduced: 30.12.1993

Kuzbass open joint stock company of energy and electrification (JSC "Kuzbassenergo")

Introduced: 15.05.1996

3.1.2. Information about state registration of the issuer

Date of state registration of the issuer: 30.12.1993

Number of state registration's certificate (other document ratified the state registration of the issuer): 1901

Name of registration authority: Kemerovo Administration

In accordance with Federal Law "On State registration of legal entities" the corresponding record under the state registration number 1024200678260 was made in the Uniform State Register of Legal Entities the 23rd of July 2002 (certificate: series 43 №001926135 issued by Administration of the Russian Ministry of Taxation in Kemerovo, Kemerovo region).

3.1.3. Information about the issuer's establishment and development.

The issuer was established in accordance with a privatization schedule of the Kuzbass industrial institution of energy and electrification (IIEE "Kuzbassenergo").

In pursuance of the Decrees issued by the President of Russian Federation, i.e. № 923 dd. August, 15, 1992 « About the organization of management system of the electric-power complex of Russian Federation during privatization », № 1334 dd. November, 3, 1992 « About realization in the electric-power industry of the Decree issued by the President of Russian Federation dd. August, 14, 1992, № 922 « About features of transfer of the state enterprises, institutions, organizations of fuel and energy complex into the joint-stock companies », № 721 dd. July, 1, 1992 « About organizational measures in the transfer of the state enterprises, voluntary associations of the state enterprises into the joint-stock companies », the Committee on administration of the state property of Kemerovo region has made the Decision № 330 « On privatization and transfer of IIEE "Kuzbassenergo" into the Kuzbass open joint-stock company of energy and electrification » dd. 21.09.1993.

The Order № 345 « About registration of open joint-stock company "Kuzbassenergo" was approved by Kemerovo Administration the 30th. 12.1993.

The common purpose of the privatized companies was increasing of the efficiency of energy system of the country and transfer from the planned economic to the market relations.

JSC "Kuzbassenergo" was established for and indefinite period of time.

The main purpose of the JSC "Kuzbassenergo" activity is the profit earning.
Activities of the JSC "Kuzbassenergo" are as follows:

- *electricity and heat energy production;*
- *electricity and heat energy transmission;*
- *electricity and heat energy supply (trade) according to the fixed tariffs in accordance with the dispatcher's schedules of electric and heat demands;*
- renders the following services:
- *energy supply to energy saving enterprises;*
- *communication facilities, including telecommunications;*

- carries out:
- *capital repairs*
- *technical reequipment;*
- *reconstruction and development of regional energy system;*
- *mounting, arrangement and repair of energy objects; electric and heat energy equipment;*
- *operability assurance of electric and heat energy networks;*
- *maintenance, mounting, repairing of boilers and buckets under pressure, steam and hot water pipelines;*
- *providing for maintenance of energy equipment in accordance with the standard requirements in force;*
- *timely and qualitative repairing of energy equipment;*
- *technical reequipment and reconstruction of energy objects;*
- *operability assurance of electric and heat energy networks;*
- *activities on maintenance of electric an heat energy networks.*

JSC "Kuzbassenergo" is one of the largest energy systems in the body of the Holding company JSC RAO "UES of Russia". Energy complex of the company is the sixth in the installed capacity and the fifth in the volume of energy output to the consumers. Quantity of power output by electric plants of JSC "Kuzbassenergo" exceeded 30% in the balance of UES of Siberia.
Mission of the company is the regular and reliable supply our consumers with heat and electric power providing production efficiency and investment appeal of the company.

3.1.4. Contact information:

Issuer's location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**

Telephone: ***(384-2)29-33-59*** -
Fax: ***(384-2)29-37-77***
e-mail:***adm@kuzbe.elektra.ru***
Internet webpage with access to information about the issuer and securities issued by him:
www.kuzbassenergo.ru

Organizational structure of the executive body of JSC "Kuzbassenergo" was approved by the Order of JSC "Kuzbassenergo" №709 dd. 31.12.2003. Department on corporate management including department on corporate policy which duties include work with shareholders and investors was established on the ground of this Order. Chief of the Department – is Ms. Burdina Elena Yakovlevna, date of birth 1964., education – higher.

Location: № 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Telephone: *(384-2) 77-70-51*
Fax: *(384-2)77-70-51*
e-mail: *beya @kuzbe.elektra.ru*

Internet webpage: *no*

3.1.5. Taxpayer identification number

INN: *4200000333*

3.1.6. Branches and representative offices of the issuer

There were not changes in the composition of branches and representative offices of the issuer in the IV quarter of the year 2005.

List of branches and representative offices showed in the Appendix to the Articles of Association of JSC "Kuzbassenergo" is at the Internet webpage : ***http://www.kuzbassenergo.ru/invest/doc/doc/***

3.2. Principal economic activities of the issuer

3.2.1. Industrial affiliation of the issuer

OKVED (All-Russia classifier of types of economic activity) codes :

40.10.11 –Production of electric power by heat plants
40.10.2 – Energy transmission
40.30.2 – Steam and hot water transmission (heat energy)
51.56.4 – Wholesales of electric and heat power (without its transmission and distribution)
74.60 –Investigations and protection
74.14 – Consulting over the questions on commerce and management.

3.2.2. Principal economic activities of the issuer

The principal activities of the JSC "Kuzbassenergo" are • production, transfer and distribution of electric and heat energy.

JSC "Kuzbassenergo" is a subject of natural monopoly working in the sphere of services on transmission of electric and heat energy on the territory of Kemerovo region.

Information of this present paragraph does not show in the quarterly report for the IV quarter.

3.2.3. Principal types of products (operations, services)

Principal types of products of the JSC "Kuzbassenergo» " are of electric and heat energy.

Information of this present paragraph does not show in the quarterly report for the IV quarter.

Information on the structure of costs (net cost) of the issuer doest not show the quarterly report for the IV quarter.

3.2.4. Raw materials and suppliers of the issuer.

Principal raw material used by the JSC "Kuzbassenergo" is a fuel. Kuznetsky coal and its cleaning rejects are used as the principal fuel at the power plants of JSC "Kuzbassenergo".
Fuel oil is used as starting fuel and meant for maintenance of burning during low quality coal firing, and as the principal type of fuel at the Zaiskitimskaya water-heating boiler plant.
By the 30th of December 2005 stocks of coal amounted 1 million 379 thousand tons at the warehouses of 8 electric plants of energy company pf the Kuzbass.

The norm fixed for the JSC "Kuzbassenergo" by RAO "UES of Russia" by the 1st January 2005 is 1 million 100 thousand tons.

Main suppliers of the "black gold" are the following companies: Holding company "Kuzbassrazrezugol", JSC "SUEK", JSC "Coal company Yuzhkuzbassugol", ZAO "Chernigovets".
Mazut stocks are also in accordance with the target of Russian energy holding, i.e. by the 30th of December 2005 the mazut stocks amounted 15923 tons at the electric plants of energy system including the Zaiskitimskaya water-heating boiler plant (Kemerovo) with the fixed plant for the 1st of January aggregated 15000 tons.

Information on the structure of costs (net cost) of the issuer doest not show the quarterly report for the IV quarter.

3.2.5. Markets for products (work, services) of the issuer

Power industry is practically the unique industry whose products and services consumers are all industries and private sector. There are two markets for energy distribution in Russia: wholesales and retail trade. Heat energy distribution is only at the retail market.

Kemerovo region is the principal market where the JSC "Kuzbassenergo" carries out his activity.

The Kemerovo region is located in the south-east of the West Siberia at the joint of the West-Siberian plain and the mountains of the South Siberia. It is located at almost equal distance from western and eastern borders of the Russian Federation. It is in the 6th time zone.

Output of electric power to the consumers is according to the contracted "Agreements about output and using of electric power".
Composition of consumers of electricity and heat energy at the retail market is in the table stated above by an example of a scheme illustrating electricity and heat energy distribution.

	output to own consumers	
	electricity (thousand kw)	heat energy (Gcal)
Total in energy system	6 200 817	4 478 174
1. Industry	4 204 803	1 214 438
Specific weight (%)	**67,8**	**27,1**
1.1. Fuel	1 393 565	26 244
Specific weight (%)	**22,5**	**0,6**
1.2. Ferrous metallurgy	2 202 448	466 180

Specific weight (%)	**35,5**	**10,4**
1.3. Non-ferrous metallurgy	3 658	59 559
Specific weight (%)	**0,1**	**1,3**
1.4. Chemistry and petrochemistry	359 023	505 209
Specific weight (%)	**5,8**	**11,3**
2. Agriculture	65 561	66 776
Specific weight (%)	**1,1**	**1,5**
3. Transport and telecommunications	411 330	49 671
Specific weight (%)	**6,6**	**1,1**
4. Construction	12 981	26 271
Specific weight (%)	**0,2**	**0,6**
5. Housing and communal services	127 682	2 806 606
Specific weight (%)	**2,1**	**62,7**
6. Population	71 682	4 318
Specific weight (%)	**1,2**	**0,1**
7. Other industries	1 306 201	309 669
Specific weight (%)	**21,1**	**6,9**

According to this table, the largest consumers of electricity and heat energy at the retail market are industrial enterprises, i.e. 67,8%.

In the industrial sector leaders on power consumption are the enterprises of ferrous metallurgy, their share amounts 35,5% (in the III quarter of the year 2005 – 37,5%).

In the structure of heat energy output enterprises of housing and communal services (more 60% of consumption) and industry (more 20%). Chemical and petrochemical enterprises are the leaders on heat energy consumption in the structure of industry (11,3%).

Factors which may adversely affect the distribution of the Issuer's products (operations, services) and possible measures of the Issuer to reduce such impact.

The following factors may adversely affect the volume of electricity and heat energy distribution:

1. Exit of consumers to the free-trade market (hereinafter called FTM) of the wholesales energy market working on the territory of Siberia since 01.05.2005
2. In 2005 the following consumers of JSC "Kuzbassenergo" started to make contracts on energy purchasing at the FTM of wholesales energy market:

- Ltd. PO "Khimprom" since September 2005. The volume of purchase at FTM in 4 quarter 2005 was 8 952 thousand kw of electric power;
- ***Ltd. "Topkinsky Cement" purchases 3 598 kw of electric power at FTM in December 2005.***

Besides, all documents obligatory to the entrance of JSC "Energoupravleniye" (Leninsk-Kuznetsky) to FTM are submitted. Date of this enterprise's start work at the wholesales market is planned for the 1st of February 2006. Expected reducing of energy consumption due to entrance of this consumer to FTM will amount 58 716,3 kw a year.

JSC "Electric network" (Electricheskiye seti), JSC "KOKS", KOAO "AZOT" and Ltd. "Mechel-Energo" prepare all necessary documents and bring AIIS KUE to required parameters at the wholesale market to

cover a part of their energy consumption by way of purchase of electric power at FTM of wholesale energy market.

Aggregate decreasing of energy consumption from the JSC "Kuzbassenergo" resources due to exit of the aforementioned consumers to FTM will be approximate 130 153,1 thousand kw a year.
Today 35 consumers meet the requirements obligatory to get a status of the FTM member.
Entrance of consumers to FTM of wholesales energy market meet the strategy of energy industry reforming and JSC "Kuzbassenergo" can not affect this tendency change.

2. Reducing of heat energy output by the JSC "Kuzbassenergo" is related with the launch of own boliler plants (water-heat boilers) at the chemical enterprises (KOAO "AZOT", Ltd. "PO TOKEM", Ltd. PO "Khimprom").

At the KOAO "AZOT" 3 steam boilers BEM-25/3, 9 with nominal steam capacity 25 t/h (18,75 Gcal) each were launched in august 2005, that will reduced heat consumption from the resources of JSC "Kuzbassenergo" by 400 thousand Gcal a year according to the schedule.
Heat energy consumption by the KOAO "AZOT" in 4 quarter 2005 compared the same period Of the year 2004 was 21% (116,4 thousand Gcal). JSC "Kuzbassenergo" has not possibility to affect this situation.

3. Insufficiency of limits and delay in financing of charges on payment of heat and electric energy for budget consumers.
To prevent delay in financing of budget consumers JSC "Kuzbassenergo" subscribes every month Agreements on payment s for consummated energy with Kemerovo regional Administration, General Financial Department of region, Heads of the cities and districts.

Kemerovo regional Administration spend conferences with obligatory presence of the city and district Administration in the person of their Heads, also Managers of the territorial financial authorities, managers of enterprises of housing and communal services and city electric networks.

3.2.6. Information about the Issuer's licenses

Number: ***3668***
Date of issue: ***26.12.1995***
Expiry date: ***1.01.2007***
License authority: **Ministry of communications of Russian Federation**
Type of activity: **Services of local and interzonal telecommunications**
Number: ***00927***
Date of issue: ***14.06.2001***
Expiry date: ***31.12.2006***
License authority: **Committee of natural resources on the territory of Kemerovo region**
Type of activity: **Plastic clay extraction at the Frunzensky field to ash-dump dam construction.**

Number: ***00-ЭЭ-004012 (Э)***
Date of issue: ***21.12.2004***
Expire date: ***21.12.2009***
License authority: *Ministry of Energy of RF*
Type of activity: **Electric network maintenance.**

Number: *39-ЭТ-001112 (К)*
Date of issue : *07.12.2004*
Expire date: *07.12.2009*
License authority: ***Ministry of Energy of RF***
Type of activity: **Heat power network maintenance**

Number: *077*
Date of issue: ***14.10.1997***
Expire date: ***1.10.2008***
License authority: **Department of Federal Security Service of RD over the Kemerovo region.**
Type of activity : Works with. the State Secret information

Number: ***0107***
Date of issue: ***12.03.1998***
Expire date: ***1.10.2008***.
License authority: **Department of Federal Security Service of RD over the Kemerovo region**
Type of activity: **Services on the State Secret protection.**

3.2.7. Joint activities of the Issuer

The issuer does not perform any joint activities with other organizations.

3.3. Future plans of the issuer

Purposes of the JSC "Kuzbassenergo" for the year 2006.

Principal purpose of the company for the year 2006 will by reliable and regular electric and heat energy supply to the consumers, providing profit earning, increasing of the company's capitalization and increasing of its investment appeal during the reforming process of energy industry in Russian Federation.

Principal production purposes of the company for the year 2006 will be the following:

1. ***reliable and regular electric and heat energy supply to the consumers of the region especially in autumn and winter periods with proper maximum load;***
2. ***fulfillment of the program of repair of the equipment of power stations, electric and heat networks;,***

3. fulfillment of the task of JSC RAO "UES of Russia" on creation of fuel reserve in the warehouses by 01.01.2007;

4. Fulfillment of the investment program of the Company.
Thus the following production works will be priority:

In part of financial activity the following activities will be priority for the company in 2006:
1. Fulfillment of the expenses reduction program including by way of future development of the competitive system on purchase of goods, works and services;
2. Fulfillment of the Amicable agreement's terms with the Company's creditors as a guarantee of successful reforming;
3. determination of economic based tariffs for the Company;
4. Increasing of financial stability of the Company, decreasing of a distance between the accounts receivable and account payable;
5. Guarantee of the investment appeal of the Company.

In accordance with the program of technical development of the company for the years 2001-2011 aimed to ensure reliable work of the plants and timely change of the used technological equipment in 2006 the Company needs:

- not to stop in searching of contracting organizations and suppliers for construction, reconstruction and technical reequipment of objects on a competitive basis;

- *to define their priorities in forming of investment program for 2-3 years for incompleted construction objects and adoption of cardinal decisions;*
- *to tie investment program of the Company with the sources of financing, also timely putting into operation of the objects;*

- to continuer the ash-damp dams extending and to start construction of new ash-damp dams where the reserves for slash warehousing are limited for the possible filling.

For the next 3-5 years it is necessary to fulfill the following works affecting the total power system security:

- Reconstruction and putting into operation of a turboset of st. №8 at Novokemerovskaya TETs of a type PTR-80-130(RUR 500 millions) in 2006;

- Putting into operation of a turboset of st. №3 of a type R-12-29 at the Kuznetskaya TETs in 206 to cover a deficit in extracted steam for makeup water heating and increasing of electric power output due to thermal input;

- Putting into operation of a turboset of st. №15 of a type T-115-130 at the Novo-Kemerovskaya TETs capacity 115 Mwt with investments volume equal to RUR 900 millions (including ASU TP) in 2008;

- To proceed with designing and approval of a starting complex of stem boiler of st. №5 at the Kuzbass TETS capacity 160t/h with launching in 2007;

- To replace the turbine of st. №9 of a type r-35-130 by the turbine of a type T-120-12,8 at the Kemerovo GRES in a value of RUR 600 millions;

-To reconstruct a turboset of st. №11 and 12 on a type R-12-90/31 at the Kuznetskaya TETs in a value of RUR 200 millions;

-To reconstruct electrical filters of boilers of type TP-87 to gain standard dustiness of smoke fumes and to fulfill norms of maximum ashes emissions; to reconstruct electrical filters together with increasing of

3.4. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations

JSC "Kuzbassenergo" is a subsidiary of Holding company RAO "UES of Russia" according to the art. 2.3. of the Articles of Association.

3.5. Subsidiaries and affiliated business divisions of the issuer

JSC "Kuzbassenergo" has 11 subsidiaries.

These companies are regarded as subsidiaries according to the Civil code of Russian federation (art. 105 and 106) and Federal law "On Joint Stock Companies" (art.6).

Full company name: Limited liability company, OOO "Bill centre "Kuzbassenergo"
Location: 30, Kuznetsky prospect, Kemerovo, Kemerovo region, Russia
Issuer's share in the authorized capital of business venture: 100%
Share of business venture in the issuer's authorized capital: 0%
Core business: import and export of production and technical goods and consumer goods, know-how and services; intermediate and trade activities.

Officers of the business company:
Yakovlev Vadim Alexeevich

Date of birth: 1967
Functions: Sole executive body of the business company.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

According to the Articles of Association General meeting of the company's members is the Management Body of the Company, and the sole executive body of the company acting as the General Director of the company manages a current activity of the company. General director of the company accountable to the General meeting of members of the company.

Full company name: Limited liability company, OOO "Sbytenergo"
Location: 14, Severnaya str., Metallploshadka village, 652417, Kemerovo district, Kemerovo region, Russian Federation
Issuer's share in the authorized capital of business venture: 100%
Share of business venture in the issuer's authorized capital: 0%
Core business: Electric and heat power distribution; maintenance, mounting, repair, transporting and manual supervision of electric and heat power;
Officers of the business company:

Eler Vladimir Fedorovich
Date of birth: 1956

Functions: Sole executive body of the business company (acting as general director), Chairman of the Board.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. *Loghinov Yury Vitalievich, date of birth 1981*

Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Petrov Leonid Prokhorovich, date of birth 1961
Function of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3.Kuleznev Evgeny Valerievich, date of birth 1961
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
4. Ulanovskaya Elena Nickolaevna, date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
5. Shtykov Dmitry Viktorovichm date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the corporate executive body (Board):

1. Kurtsevich Viktor Petrovichm date of birth 1954, director of the subsidiary "Electrical networks", Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Ivanova Valentina Vasilievna, date of birth 1967, chief accountant of the subsidiary "Electrical networks" Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Yudinskikh Evgeny sergeevich, date of birth 1974, director of Energy distribution of the subsidiary "Electrical networks" Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Suchkova Tatiana Mikhailovna, date of birth 1979, chief economist of the subsidiary "Electrical networks" Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: Open Joint Stock company "Kuzbasshydroenergostroy", OAO "KHES"
Location: Krapivinsky district, Kemerovo region, Russia
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100%
Share of business venture in the issuer's authorized capital: 0%
Core business: ***building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes; production and trade of construction materials and constructions, items all over their range including under supervision of the bodies of Rosgortechnadzor of Russia (Russian mining engineering supervision); designing.***

Officers of the business company:

Babich Valery Petrovich, date of birth 1958
Functions of this person: External manager
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors
1.Erofeev Alexander Kuprianovich, date of birth 1969
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Kuleznev Evgeny Valerievich, date of birth 1961.
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Skorokhodov Dmitry Viktorovich, date of birth 1977
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kovalenko Andrey Igorevich, date of birth 1980

Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Ugriumov Artem Anatolievich, date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: Joint Stock Company "Investment-production company "Vodocanal", OAO "IPC "Vodocanal"

Location: 3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia
Issuer's share in the authorized capital of business venture: 74,5%
Share of the subsidiary's common stock in ownership of the issuer: 74,5%
Share of business venture in the issuer's authorized capital: 0%

Core activity: Water supply to consumers and wastewater intake, maintenance, current and emergency repair of external and internal ware supply systems and drainage systems; construction, mounting, balancing and commissioning and finishing works; production of production and technical purposes goods.
Officers of the business company:

Sheiko Evgeny Alexandrovich, date of birth 1973
Functions of this person: Sole executive body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1.Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Asadulin Radik Alexandrovich, date of birth 1963
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
3. Kuleznev Evgeny Valerievich, date of birth 1961
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Mazurkova Anastasia Sergeevna, date of birth 1979
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Railian Yury Mikhailovich, date of birth 1957
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the Corporate Executive Body of JSC "IPC "Vodocanal" is not provided by the Articles of Association .

Full company name; Joint Stock Company "Prokopievskenergo", JSC "Prokopievskenergo"
Location: 14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia
Issuer's share in the authorized capital of business venture: 60%
Share of the subsidiary's common stock in ownership of the issuer: 60%
Share of business venture in the issuer's authorized capital: 0%

Core activity: Electric and heat power supply to consumers by way of its purchasing, transformation, distribution, transporting and trading; repair of electric measuring items, electrical devices, electricity supply meters; maintenance and repair of hoisting mechanism and devices; building and construction activity; transport and shipping activities and others related to transporting; creation and maintenance of filling stations; trade, intermediate and foreign activity; assistance to researching, experimental development, design, technological and promotional works.

Officers of the business company:

Riabov Vladimir Vladimirovich, date of birth 1969

Functions of this person: Sole executive body. Chairman of the Board.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Shumoilov Alexander Alexandrovich, date of birth 1967
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Nickolaev Dmitry Nickolaevich, date of birth 1963
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Nesvitailov Vasily Fedorovich, date of birth 1957
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5.Seliverstova Tatiana Alexandrovna, date of birth 1972
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):

1. Riabova Nadezhda Semenovna, date of birth 1956. Deputy general director on personnel management and general tasks.
Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

2. Belysh Svetlana Alexandrovna, date of birth 1953., chief accountant.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sheiko Evgeny Alexandrovich, date of birth 1973, deputy general director on economic and logistics
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kazakova Ekaterina Nickolaevna, date of birth 1979, chief of legal department
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Borisov Vladimir Petrovich, date of birth 1970, deputy general director on technical supervision and development
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

6. Kernoz Alexander Yurievich, 1958, deputy general director on electric power supply and consumer's payments
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: Joint Stock Company "Kuzbass energyreparing company", JSC "Kyzbass energyreparing company"
Location: 30, Kuznetsky prospect Kemerovo, 650099, Russia
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%

Core activity: ***building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes in its full range as principal contractor and subcontractor; supervision over the quality of construction works and output of the good of building purposes including works realization under the contracts for the third parties (companies); production and trade of construction materials, constructions and items in its full range including subjected to the supervision of the Gosgortechnadzor of Russia (State mining engineering supervision of Russia); construction of the gas equipment's object, gas-regulating stations and plants, gas pipe-lines and gas equipment of industrial, agricultural and others enterprises used natural gas; mounting, repair of energy objects, electric heat power equipment and consumer's energy installations.***

Officers of the business company:

Lermontov Yury Borisovich, date of birth 1967
Functions of this person: Sole executive body. Chairman of the Board.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Frolov Vitaly Evgenievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

3. Sorokin Igor Yurievich, date of birth 1974

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

4. Bazhenova Ekaterina Alexandrovna, date of birth 1978

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

5. Taskaev Andrey Viktorovich, date of birth 1977.

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

Election of the corporate executive body of JSC "Kuzbass energyreparing company" is not provided by the Articles of Association.

Full company name: **Joint Stock Company Engineering- analytical centre "Kuzbasstechenergo"**

Location: 17, Stantsionnaya str., Kemerovo, 650099, Russia

Issuer's share in the authorized capital of business venture: 100%

Share of the subsidiary's common stock in ownership of the issuer: 100 %

Share of business venture in the issuer's authorized capital: 0%

Core activity: testing and repair, development of standard and energy characteristics of heat-mechanic equipment (boilers, turbines, heat supply systems and auxiliary equipment); works and services of nature conservation purposes in part of repair and maintenance of nature conservation equipment, ventilating systems, devices for control and measuring of ecological parameters of production and transport facilities; balancing and commissioning works, operating and commissioning works at the heat-technical sets of gas enterprises; repair of the automatic mechanism systems and water-chemical regimes of boiler sets; production, repair, calibration and checking of the measuring devices; repair and commissioning of the automatic mechanism facilities and electronic equipment; repair and mounting of electric devices and networks.

Officers of the business company:

Yashinin Vladimir Borisovich, date of birth 1963.

Functions of this person: Sole executive Body

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Kinzburg Biris Abramovich, date of birth 1936.

Functions of this person: Chairman of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

2. Frolov Vitaly Evgenievich, date of birth 1976

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

3. Seliverstova Tatiana Alexandrovna, date of birth

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4.Kostiuk Mikhail Dmitrievich, date of birth 1952.

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Goncharov Igor Mikhailovich, date of birth 1968

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
Election of the corporate executive body of JSC Engineering- analytical centre "Kuzbasstechenergo" is not provided by the Articles of Association.

Full company name: **Joint Stock Company "Kuzbassetremont" (Kuzbass network repair"), JSC "Kuzbassetremont"**

Location: 1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%

Core activity: repair of equipment, buildings and constructions of electric networks; repair of high-voltage line 0,4-20 kw; repair of buildings and constructions at the objects of electric networks; repair, testing and diagnostics of a state of equipment, buildings and constructions of electric networks; equipment mounting; mounting of buildings and constructions of electric networks; trade and supply activity.

Officers of the business company:

Efanov Igor Gennadievich, date of birth 1962.

Functions of this person: Sole executive Body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Antonov Yury Vitalievich, date of birth 1962.

Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: ***0,003 %.***
Share of the Issuer's common stock in ownership: ***0,003 %.***

2. Frolov Vitaly Evgenievich, date of birth 1976

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sorokin Igor Yurievich, date of birth 1974

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Bychkov Mikhail Yurievich, date of birth 1978

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

5. Kostiuk Mikhail Dmitrievich, date of birth 1952

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

Election of the corporate executive body of JSC "Kuzbassetremont" is not provided by the Articles of Association.

Full company name: **Closed Joint Stock Company " Autotransport enterprise "Kuzbassenergo", ZAO "ATP "Kuzbassenero"**

Location: *4, Stantsionnaya str., Kemerovo, Russia 650006*

Issuer's share in the authorized capital of business venture: 100%

Share of the subsidiary's common stock in ownership of the issuer: 100 %

Share of business venture in the issuer's authorized capital: 0%

Core activity: transport and shipping services of legal entities and physical persons; technical services and repair of transport belonging to legal entities and physical persons; capital construction of industrial and social-cultural objects; designing on reconstruction of technical buildings and constructions; creation of processing plants on the good's manufacturing; wholesale and retail trade.

Officers of the business company:

Trushkov Viacheslav Leonidovich, date of birth 1969

Functions of this person: Sole executive Body, Chairman of the Board

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Erofeev Alexander Kuprianovich, date of birth 1959

Functions of this person: Chairman of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: 0%

2. Ivanov Boris Ivanovich, date of birth 1960.

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

3. Goncharov Igor Mikhailovich, date of birth 1968

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

4. Kravchenko Alexey Mikhailovich, date of birth 1977

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

5.Khalmeev Takhir Kaiumovich, date of birth , 1950

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):

1. Zheludko Anatoly Maximovich, date of birth 1950, First deputy general director - technical director

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Ilushnikov Anatoly Kirillovich, date of birth 1948, deputy technical director on OtiPB
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3.Kudriashova Tatiana Anatolievna, date of birth 1952, deputy general director on economic and finance
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
4. Maltseva Irina Nickolaevna, date of birth 1960, chief accountant.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: **Closed Joint Stock Company Medicosanitary Center "Health Center "Energetic" ZAO "MSC "Health Center "Energetic "**
Location: 37, Kuzbasskaya str., Kemerovo, Russia
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%.
Core activity: qualified medical services including special treatment; out-patient treatment, day hospital; preventive activity; professional fitness expertise.

Officers of the business company:
Agafonova Tamara Nickolaevna, date of birth 1954
Function of this person: Sole Executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. *Erofeev Alexander Kuprianovich, date of birth 1959*
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Eliseeva Irina Eduardovna, date of birth 1978
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
3. Golofast Dmitry Yakovlevich, date of birth 1965
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Vasilieva yulia Vladimirovna, date of birth 1979
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. Ugriumov Artem Anatolievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):
1. Churekova Natalia Georgievna, date of birth, deputy head doctor on medical part

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Kozlova Olga Agurianovna, date of birth 1963, deputy head doctor on economic
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
3.Elin Boris Petrovich, date of birth 1953, chief engineer
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Gorokhova Tatiana Lvovna, date of birth 1954, chief accountant
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Full company mane: Joint Stock Comapany "Kuzbassenergoservice" , JSC "Kuzbassenergoservice"
Location: 10, Karbolitovskaya str., Kemerovo, 650000, Russia
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%

Core activity: works on own production profile under the general contract and general contractor's functions fulfillment; " turnkey" works and principal functions fulfillment; logistical support including own production and works fulfilled by the third parties; repair of electric and energy equipment at the heat power plants; transferring devices and constructions, in the others enterprises, repair of different technical equipment, pipelines, product pipelines, distribution mains, buildings and constructions, hoisting equipments and devices; general construction and technical reequipment of energy enterprises and others industrial objects, civil and social objects.

Officers of the business company:

Morozov Andrey Arkadievich, date of birth 1970
Function of this person: Sole Executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. ***Erofeev Alexander Kuprianovich, date of birth 1959***
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
2.Ivanov Boris Ivanovich, date of birth 1960
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. Rakitina Yulia Vladimirovna, date of birth 19.......
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Moskvin Alexey Vasilievich, date of birth 1978
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. Sorokin Igor Yurievich, date of birth 1974
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):
1. Kosmacheva Svetlana Fedorovna, date of birth 1949, chief of the financial department
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Sobolev Evgeny Robertovich, date of birth 1968, assistant of general director on legal questions
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. Kovalenko Anatoly Antonovich, date of birth 1941, deputy general director on finance and economic
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3.6. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets

3.6.1. Fixed assets

In the structure of the fixed assets the lands, buildings, machines, equipment, transport and others corresponding objects with a life time no more than 12 months are shown.
The objects of the fixed assets were taken to account over the actual expenses for purchase and construction.

Information does not shown in the quarterly report for the IV quarter.

Depreciation of the fixed assets was added by a linear way from the terms of actual using of these objects. Over the objects of the fixed assets subject to accounting by 01.01.2002, depreciation was added in accordance with the Regulations adopted by the Sovmin of USSR dd. 22 of October 1990 № 1072 "On the unique norms for depreciation deductions to complete reconstruction of the fixed assets of USSR national economy".
Over the objects of the fixed assets subject to accounting since 01.01.2002 the depreciation was added in accordance with the Resolution adopted by the RF Government dd.01.01.2002 №1 "on classification of the fixed assets included in the depreciation groups".

Since 1999 the JSC "Kuzbassenergo" spend a revaluation of the fixed assets with the aid of experts of the closed joint stock company "ENPI Consult (ZAO "ENPI CCONSULT") (№14, Dukhovsky pereulok, Moscow, 113191, Russia, INN 7737017200 according to the license №000031 for valuator's activity issued 06.08.2001 by the Ministry for Property of Russia.
According to the technical task the revaluation of the fixed assets is carried out by way of indexation of a direct re- appraisal of overall replacement value of the fixed assets. All materials should be in written report form, and on magnetic mediums.

IV. Information about financial and economic activities of the issuer

4.1. Results of financial and economic activities of the issuer
This report period does not contain such information.
4.2. Issuer's liquidity, adequacy and structure of the capital and circulating assets

This report period does not contain such information.

4.3. Amount and structure of the issuer's capital and circulating assets
4.3.1. Amount and structure of the issuer's capital and circulating assets

a) in accordance with the Articles of Association the authorized capital amounts RUR 606 163 800 (six hundred six millions one hundred sixty three thousands and eight hundred roubles);

в) information on forming and using of the reserve fund is shown in the paragraph 8.1.3. of this present report.

Figure's name	At the beginning of the reporting period	By the end of the reporting period
a) Amount of the authorized capital, RUR	606 163 800	606 163 800
б) Total cost of the issuer's stock bought out by the issuer for further resale	no	no

Policy of the Company concerning the authorized capital is in the acceptable volume and structure of the circulating assets of the Company backing aimed to increase the assets liquidity.
Work with costumers and purchasers aimed to decrease accounts receivable, also supervision under the payable accounts, and work on recovering of overdue accounts receivable are carried out.

4.3.2. The Issuer's financial investments
Financial investments according to the Accounting Regulations 4/99 "Accounting of the company" are th following:
- investments in the subsidiaries;
- investments in the affiliated companies;
- investments in other companies;
- loans granted within 12 months;
- loans granted for the period less then 12 months;;
- bought out own stocks;
- other financial investments.

Accounting of financial investments is carried out at the acc. 58 "Financial investments" in accordance with Accounting Regulations №19/02 "Financial investments accounting" approved by the Order of Minfin of Russia dd. 10.12.2002 №126n including short-time and long term investments division depending on the terms of circulation (redemption) and purposes:

- long-term investments, when the fixed period for their circulation (redemption) exceeds one year or when the investments are issued with a purpose to get profit over them more then one year;

- short-time investments, when the fixed period for their circulation (redemption) does not exceed one year of when the investments are issued without intend to get profit over them more then one year.

This report period does not contain such information.

4.3.3 The issuer's intangible assets

This report period does not contain such information.

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development

Account of NIOKR (Research, developmental and technological works) in the Company is carried out according to the Accounting Regulations "Account of charges on research, developmental and technological works " (PBU 17/02).

NIOKR expenses are shown in the accounting at the ass. 08 "Investments in the non-circulating assets " (p. 5 PBU 17/02).

Charges on research and development, which results are subject to the legal protection and are made out in the order established by the legislation in force (i.e. patents, certificates, other documents certifying the exclusive right of the Company on research and development's results) are received, were accounted as intangible assets (p. 4 ПВU 14/2000).

Charges on research and development, which results were not made out in the provided order should be charge-off from the credit of the acc. 08 "Investments in the non- circulating assets" to the charges on ordinary activity by a linear way during the approved period (p. 11 PBU 17/02).

Research and development charge-off period is within 3 years.

Charges on research and development not given a positive result also research and development results which application was cancelled shall to be formed by the RD department of the subsidiary.

Report shall to be examined by the service of RD department of the executive body and with the technical director's authorization.

Production costs are subject to charge-off once only in composition of nonrealization expenses of the reporting period.

4.5. Overview of the new trends in the sector of the issuer's core business

Electroenergetics is one of the leading industries of Russian economic.

Russian energy is at the fourth place in the world over the installed capacities and production volumes.

All existing in the Russian electroenergetis somehow or other relates practically all industries of national economy.

Together the energy power is one of the most "problem" industries. Since 1980 the negative tendencies in the power energy of Russia took place: against the background of economic recession, the power industry actually became the donor for other industries

In the greater extent it was caused by macroeconomic factors, but non-payments have played also the great role.

Even in the most prosperous power supply systems of the European part of Russia deterioration of the basic production assets exceeded 50 % and approached to the values when the equipment's repair costs more then its change. Thus reforming necessity was evident by the year 2001.

Structural reorganization of power branch through liberalization and decontrol of potentially competitive sectors were the main tendencies for the last ten years of world power industry development.

Due to these principles, the Concept of Strategy of reforming of the Joint Stock Company "RAO UES of Russia" "5+5" was developed and created. Nowadays this Concept is realized successfully by the management body "RAO UES of Russia" also by management of regional power companies.

On July, 11, 2001 the Decision № 526 « On reforming of power industry of Russian Federation » was approved by the Government. It directs to:

1. Divide business into monopolistic and competitive components. Generation and supply should be allocated as competitive business. Thus the Federal networks (FSK), Distributive network companies (DNC), and dispatching activity (System operator) will be under supervision of the State.

2. Create a competitive energy market implied a transition of existing sales process at the directive price (FOREM - Federal Wholesale Electric Power Market) to the market pricing mechanism (creation of AMT Administrator of market trade).

Decree of the Government of RF №1040-p approved the Schedule of activities for the primary stage of reforming was adopted as development of this present Decision.

In August, 2001 the Committee on reforming has been established at Board of directors of RAO " UES of Russia ". Its composition included representatives of minority shareholders, potential investors, the State and RAO " UES of Russia ". On December, 21 the Government of Russian Federation has approved the Decision № 881 " On the criteria of transfer of the main transmission lines and objects of the power network economy to the Unique (all-Russian) power network ".

Principal facts of the year 2002 in the sphere of reforming were the following:

- adoption by the State Duma of RF in its first regarding a pack of the bills devoted to energy power reforming;

- spending of auctions of electric power in the imitation mode by the NP "ATS" together with JSC "SO-TsDU UES";

- creation of infrastructural institutions in the branch, i.e. the Federal Network Company and the Sysop;

- preparation of a strategy for reforming of RAO "UES of Russia";

- termination of a preparatory stage of reforming of RAO "UES of Russia";

- development and adoption of the basic variant of reforming of JS-energo;

- preparation to implementation of the pilot projects of reforming of JS-energo;

- spending of the first stages of reforming of the scientific and designing complex of RAO "UES of Russia", also of energyreparing and service activities.

By the Resolution of the Government of Russian federation №226 dd. 2 of April 2002 "On the pricing regarding to electric and heat power" the new "Pricing principles" and "Regulations of the State regulation and application of the tariffs on electric and heat power in Russian Federation" were implemented. The Corporate Policy Code was approved by RAO "UES of Russia".

In September 2002 the non commercial partnership "Administrator of trade system"(NP "ATS" began auctions of electric power in imitation mode. One of the positive tendencies of the year 2002 was approaching of the tariffs to the economic valid, otherwise the level of the cross financing between the groups of consumers reduced.

The Board of Directors of RAO "UES of Russia" approved the base variant for reforming of regional energy systems, i.e. the RAO "UES of Russia" subsidiaries, also the exit of enterprises belonging to the Holding Company RAO "UES of Russia" from the non profile assets aimed to the expenses minimization relate to the ownership. The Board of Directors of RAO "UES of Russia" has approved

the decision on termination of participation of RAO "UES pf Russia" in ZAO "TsDR FOREM" by way of selling of 75% holding of stock belonging to ZAO "TsDR FOREM" to the Non commercial partnership "ATS".

On the night of April, 1, 2003 the function of operative - dispatching administration of the Unified Energy System of Russia were transferred from regional dispatching administrations (RDA) of JS – energo to the regional dispatching administrations (RDA), i.e. to the subsidiaries of JSC " System operator – Central Dispatching Administration of Unified Energy System (CDA UES").

In April 2003 the pack of legislative acts on electric power reforming came into the force including such federal laws as:

- "On electric power" ;

- "On the features of electric power functioning during the transition period and on the modifications in some legal acts of Russian Federation, and on recognition as invalid some legal acts of Russian Federation due to adoption of Federal Law "On electric power";

- "On modifications and amendments to the Federal Law "On the Sate regulation of tariffs on electric and heat power in Russian Federation";

- "On modifications and amendments to the Federal Law "On the Natural monopoly";

- «On modifications and amendments to the second part of the Civil Code of Russian Federation";

- "On modifications of the Federal Law "On energy power saving".

Working group on modification of the Strategy of JSC RAO" UES of Russia " for the years 2003 - 2008 "5+5" created at Board of Directors of RAO " UES of Russia " has examined the Program of the Concept of the Strategy of RAO " UES of Russia " for the years 2003 - 2008" 5+5 taking into account the remarks and offers.

In the I half-year 2003 the process on enhancement and development of the mechanisms for competitive trade within the regulated wholesale market of electric power (capacity) proceeds. According to the existing normative legal documents monthly auctions of the above-planned electric power were spent, the volume of electric power subjects to selling at the auctions amounted 3,1% of the volume of supply to the home market.

Together with JSC"SO-CDU YES of Russia" (System operator – Central Dispatching Administration of Unified Energy System) in the I six months 2003 the trade of electric power over the scheme "Energopul" proceeds, the share of sale for the reporting period increased twice and amounted 1,3% of the total volume of the supply to the FOREM (home market).

The 31st of October 2003 the Board of Directors of RAO "UES of Russia" at the ordinary meeting heard information on the possibility of creation of the territorial generating companies (TGC) by way of co-incorporation by several JS-energo.

Variant of creation of TGC by way of co-incorporation is implicate its creation as a large operational company at the first stage of JS-Energo reforming. TGC shall be co-incorporated by several JS-energo by way of entering of their generating assets to the authorized capital of the newly created company. Thus it's a possibility at the early stage to create a large operational company whose shareholders will be incorporated it JS-energo .

According to the Resolution of the Government of RF №643 dd. 24.10.this present year "On the rules of the electric power (capacity) market during the transition period", since November, 1, 2003 at the same time with the regulated sector of the wholesale electric power market (existing Federal wholesale electric power (capacity) market) the competitive sector supposing the trade in hourly volumes of the electric power on free prices is started.

Thus in the free sector each manufacturer may offer up to 15 % from the fixed capacity, and each consumer can declare purchase up to 30 % from own scheduled consumption. Economic benefit of the free sector of the wholesale electric power market launching is obvious. Densities of electric power supply by heat power plants with rather low industrial expenses has increased, while the supply by "expensive" generating capacities, on the contrary reduced.

In March 2004 allocation of repairing activity was finished, according to the Program on

energyreparing activity of JSC "Kuzbassenergo" approved by the Design Group on reforming of energyreparing activities and creation of technological services market of JSC RAO "UES of Russia" dd. 01.07.2003.

Subsidiary named "Maghistralnye electric networks" (Main-line electric networks) was created within the activity on reforming of electric network complex on the ground of the property complex on trunk transmission lines related to the Unique national electric network.

In February 2005 the Board of Directors of RAO "UES of Russia" adopted a decision on modification of the scheme of allocation of the main-line transmission lines of JS –energo. New order of electric network complex reforming provided:

1) transfer in the main-line network companies (MNC) over the divided balance of the objects of UNUS and monetary to the expenses compensation;

2) payment of stocks belonging to JSC RAO "UES of Russia" to MNC allocated under the reorganization of JS-energo in the authorized capital of JSC"FNC UES";

3) joining of MNC as its segregation from the composition of JS-energo to one MMNC "Centre", which also the others MMNC simultaneously join.

Within the electric power reforming on the territory of Siberia the competitive sector of wholesale market was created which is till now extending to the European part of Russia and Ural.

Wholesale market of electric power in Russia is divided in two sectors, i.e. regulable (the Sate fixes the tariffs) and competitive, whose participants may sell at the free price to 15% of the outputted energy.

The 1st May 2005 the competitive sector of wholesale market of electric power was launched in Siberia.

The Kuzbass energy system feature is in the fact that the JSC "Kuzbassenergo" both sell and buy electric power.

14 affiliated companies of RAO " UES of Russia " took part in the first tenders in competitive sector of the wholesale market of the electric power on the territory of Siberia. The operator of competitive sector of the wholesale market of the electric power in Siberia is the Noncommercial partnership « Administrator of trade system ».

24 of June 2005 the Board of Directors of RAO"UES of Russia" approved the Program on reforming of JSC "Kuzbassenergo". Also by this decision of the Board of Directors of RAO "UES of Russia" modification in the lay-out of the territorial generating companies approved by the Decision of the Board of directors of JSC RAO "UES of Russia" (minutes №168 dd. 2304.2004) was made, thus the decision on creation of TGC-12 on the base of generating assets of JSC "Altayenergo" and JSC "Kuzbassenergo" was approved.

Taking into account the possible monopolistic situation of JSC "Kuzbassenergo" at the forming wholesales market of electric power the Board of Directors accepted the decision on segregation in separate JS of Western-Siberian TETs and South-Kuzbass GRES.

In pursuance of the decision accepted by the Board of directors of JSC " Kuzbassenergo " (minutes dd. 12.07.05) over the agenda « On definition of priority directions of the Company's activity: about the start of reforming of the Company in part of division by kinds of activity by way of reorganization in form of segregation » the Plan - schedule of activities on reforming defined activity of a power system for the second half-year 2005 and all 2006 was approved by the Order №476 dd. 29.07. 2005.

In accordance with the Plan-schedule of activities on reforming of JSC "Kuzbassenergo" the following activities were spend. To define the market value of the stocks subject to redemption under the reorganization JSC "Kuzbassenergo" spent a candidate selection of independent valuator's institution from the number of valuators accredited by the JSC RAO "UES of Russia".

The Board of Directors of JSC "Kuzbassenergo" approved as independent valuator the Ltd. "Real estate and financial activity appraisal Institute " (Tomsk).

Independent valuator has prepared the report on market value of stocks belonging to JSC "Kuzbassenergo" for 30.06.2005.

Appraisal report was adjusted with shareholders and approved by the Board of Directors of JSC "Kuzbassenergo".

Within the prepare of divide balance of JSC "Kuzbassenergo" the extended inventory of real estate and financial liabilities of the Company for 30.06.2005 was terminated.

Divided balance of JSC "Kuzbassenergo" was approved by the Board of Directors (minutes dd.

28.11.2005).

By the resolution of the Board of Directors of JSC RAO "UES of Russia" dd. 23.12.2005 the program on reforming of JSC "Kuzbassenergo" adopted 24.06.2004 was cancelled and the new program was approved provided segregation of JSC "Western-Siberian TETs" and JSC "South-Kuzbass GRES" with proportionally stock allocation between the shareholders except 50%=1 stock subject to purchase by the JSC "Kuzbassenergo". Termination of participation in these two companies will be carried out by way of share holdings selling as united lots at the open auctions furthermore every shareholder will receive right to sell his stocks in composition of the united lots at the date of shareholders register closing.

Purchasing by JSC "Kuzbassenergo" of generating and heat network assets of JSC "Altayenergo" is provided in future.

The extraordinary general meeting of shareholders of JSC "Kuzbassenergo" took place the 30.12.2005.

Decision on reorganization of JSC "Kuzbassenergo" by way of segregation of the following objects saving the structure of the authorized capital was accepted over the voting results:

- *JSC «Kuzbassenergo – regional electric network company";*
- *JSC «Kuzbass energy supply company";*
- *JSC "Main-line electric networks "Kuzbassenergo";*
- *JSC 'Western-Siberian TETs";*
- *JSC "South-Kuzbass GRES".*

Socks of the newly creating by JSC "Kuzbassenergo" companies - (JSC «Kuzbassenergo – regional electric network company", JSC «Kuzbass energy supply company", JSC "Main-line electric networks "Kuzbassenergo", JSC 'Western-Siberian TETs", JSC "South-Kuzbass GRES") shall be distributed between the shareholders of JSC 'Kuzbassenergo' including the shareholders who had voted against or who had not took participation in voting over the agenda on reorganization of the Company proportionally to the number of the stocks owned by them belonging to the JSC "Kuzbassenergo".

Distribution ratio assumes to issue one stock of the newly created companies for each stock of the Company.

According to the variant of reforming approved by the meeting, JSC "Kuzbassenergo" acquires 50%+1 stock in the authorized capital of JSC "South-Kuzbass GRES" and JSC "Western-Siberian TETs.

To the shareholders who voted against or who did not vote, it is offered to acquire the shares in the JSC "Western-Siberian TETS" and JSC "South –Kuzbass GRES" proportional to their present share in authorized capital of JSC "Kuzbassenergo".

The shareholders voting " for" the segregation of new companies, should acquire the shares proportional to their share in the authorized capital of JSC 'Kuzbassenergo" but from "rest" of authorized capitals of JSC « Western - Siberian TETs » and JSC« South - Kuzbass GRES » minus shares of JSC "Kuzbassenergo" and the shareholders voted against or not voted.

The stock of the newly creating companies not distributed among the shareholders of the Company shall be deemed as acquired by JSC "Kuzbassenergo".

After acquisition by JSC "Kuzbassenergo" of 50%+1 stock of JSC 'Western-Siberian TETs" and JSC 'South-Kuzbass GRES" and proportional distribution of the rest part among the shareholders it's provided to organize the open auctions on the selling of the company's stocks as united lots.

V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees)

5.1. Information about the structure and competence of the issuer's regulatory bodies
The Company's regulatory bodies are represented by: **(according to the art. 9 of the Articles of Association)**

- General Meeting of the Company's shareholders
- Board of Directors
- Management Board
- General Director of the Company.

The Company is determined by the Articles of Association and by the internal documents of the Company, i.e.:

- Provision on the order of preparation and conducting of General meeting of Shareholders of JSC "Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 02.06.2003.,

- Provision on convocation and conducting of meetings spend by the Board of Directors of JSC 'Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 21.06.2002, with amendments and modifications approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 27.06.2005.

- Provision on the Management Board of JSC "Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 21.06.2002.

Competence of the General meeting of shareholders, of the General Director and of the Management Board is determined by the Articles of Association approved by the Annual general meeting of shareholders dd. 21.06.2002 including the following modifications and amendments to the Articles of Association:

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 02.06.2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Annual general meeting of shareholders 02.06.2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 01.07.2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 26.09.2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 04.11. 2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 30.04.2004;

- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 22.06.2004;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Annual general meeting of shareholders 24.06.2004;*
- *modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 25.03.2005*

Articles of Association of the company including modifications and amendments, also internal documents regulating daily activity of the issuer's authorities are shown on the Web-page of the Company: http://www.kuzbassenergo.ru/ ***in paragraph "To Shareholders and investors" on the page « http://www.kuzbassenergo.ru/invest/doc/doc/***

Competence of the General meeting of shareholders of JSC 'Kuzbassenergo" :
In accordance with paragraph 10.2 of the article 10 of the Articles of Association, the competence of the General meeting of shareholders includes:

1) alteration and amendment of the Company's Articles of Association or adoption of the Company's Articles of Association in a new edition;
2) reorganization of the Company;
3) liquidation of the Company, appointment of a liquidation committee and adoption of the intermediate and final liquidation balance sheets;
4) determination of number, nominal value, category (type) of the declared stocks and rights granted by these shares;
5) increase of the authorized capital of the Company through an increase of the nominal value of shares or through an additional placement of shares;
6) decrease in the authorized capital through a decrease in the nominal value of shares, through an acquisition by the Company of a part of the shares in an effort to decrease their total amount, and also through redemption of these shares acquired and bought out by the Company;
7) splitting and consolidation of the company's shares;
8) adoption of a decision on placing by the Company of bonds subject to convert into shares and others issuing securities subject to convert into shares;
9) election of members of the Board of Directors and early termination of their powers;
10) election of members of the revision committee of the Company and early termination of their powers;
11) approval of the Auditor of the Company:
12) adoption of a decision on powers transfer of the Corporate executive body to the management company (manager);
13) approval of annual reports, annual accounting statements including the Company's profit and loss accounts, as well as distribution of profits (including payment (announcement) of dividends except for profit distributed as dividends based on the results of the first quarter, six months, nine months of the fiscal year) and losses of the Company in the fiscal year;
13.1.) payment (announcement) of dividends based on the results of the first quarter, six months, nine months of the fiscal year;
14) determination of the procedure of the General Meeting of Shareholders;
15) making decisions about approval of transactions in the cases provided by art. 83 of the Federal law "On joint stock companies";
16) making decisions about approval of major transactions in the cases provided by art. 79 of the Federal law "On joint stock companies";
17) making decisions on participation in holding companies, financial and industrial groups, associations and other consolidated business entities;
18) adoption of internal documents regulating activities of the Company's authorities;
19) making decisions on payment to the members of the Revision Committee of the Company of remuneration and / or reimbursement ;
20) making decisions on payment to the members of the Board of directors of the Company of remuneration and / or reimbursement ;
21) making decisions on the other questions provided by the federal Law " On Joint stock companies".

Competence of the Board of Directors of JSC "Kuzbassenergo" " :
In accordance with paragraph 15.1 of the article 15 of the Company's Articles of Association the following issues are within the competence of the Board of Directors of the Company:

1) prioritizing business directions of the Company;
2) convening regular (annual) and extraordinary Meetings of the shareholders of the Company's unless otherwise provided by clause 14.8 of the article 14 this present Articles of Association and announcement on the date of conducting of the new general meeting of shareholders of the company instead of frustrated due to lack of quorum.
3) approval of the agenda of the General Meeting of Shareholders of the Company;
4) appointment of the secretary of the General Meeting of Shareholders of the Company:

5) deciding on the date of drawing a list of persons that are entitled to participate in the General Meeting of Shareholders and other issues that are related to preparation and holding of the General Meeting of Shareholders;

6) submitting issues envisaged by subparagraphs 2, 5, 7, 8, 12-19 of the paragraph 10.2 of the article 10 of this present Articles of Association for discussion of the General meeting of shareholders;

7) deciding on placement of bonds and other issued securities by the Company except the cases provided by the Federal Law "On Joint Stock Companies" and by the Articles of Association;
8) endorse decisions to issue securities, securities issue prospectuses, securities issue summary reports, securities issuer's quarterly reports; approve a share acquisition summary report;
9) determine the value (money valuation) of property, placement and buy-out price of issue securities in the cases specified by the Federal Law on Joint-Stock Companies, also in the cases provided by the subparagraphs 21,39 of the paragraph 15.1 of the present Articles of Association;
10) acquire shares, bonds and other issue securities placed by the Company, in the cases specified by the Federal Law "On Joint-Stock Companies";
11) alienation (disposal) of the Company's shares at the Company's dispose due to their purchase or buy-out from the shareholders by the company;

12) appointment of General Director and early termination of his powers;
13) election of members of the Management board of the Company and early termination of their powers; making decisions on payment to the members of the Management board of the Company of remuneration and / or reimbursement
14) making recommendations to the General Meeting of Shareholders concerning the size of remunerations and compensations to be paid to the members of the Company's Revision Committee; setting the size of the auditor's fees for his services;
15) make recommendations as to the size of dividends for shares and procedure of dividend payment;
16) approval of the Company's internal documents determined a procedure of forming and using the Company's funds;
17) decision making on the company's funds using; approval of the budget for the assets using over the special funds; examination of the budget fulfillment on the assets using over the special funds;
18) endorse the Company's internal documents, except for internal documents which are to be endorsed by the general meeting of shareholders of the Company also the other internal documents which are to be endorsed by the executive bodies of the Company.

19) approval of annual (quarterly) business-plan and of report on its lay-out, also approval (correction) of the control features cashflow (budget) of the Company and /or approval (correction) of cashflow (budget) of the Company;

20) creation of subsidiaries, opening of representation offices and their liquidation
20.1) making respective changes in the Company's Articles of Association concerning creation of

the subsidiaries, opening of the representative offices of the Company (including changes of information on full company's name and location of subsidiaries and representative offices of the Company) and their liquidation;

21) deciding on the Company's participation in other organizations (including co-ordination of the chartered documents and candidates to the management bodies of the newly creating companies), market share changing (share's number, share size), charge of shares and stocks, termination of the Company's participation in other organizations.
22) defining a credit policy of the Company concerning the granting of loans, credits, guarantees and bails, liabilities under the bills (issue of promissory note and transfer note), transfer of the property to the pledge and decision making on the Company's transactions in the cases when the procedure of decision making is not provided by the credit policy of the Company;

23) endorse major deals in the cases provided by Chapter X, Federal Law "On Joint Stock Companies";
24) endorse transactions in the cases provided by Chapter XI, Federal Law "On Joint Stock Companies";
25) approval of the Company's registrar and terms and conditions of the contract with him, also cancellation of the contract with him;
26) election of the Chairman of the Board of Directors of the Company and early termination of his powers;

27) election of the deputy Chairman of the Board of Directors of the Company and early termination of his powers;
28) election of the Secretary of the Board of Directors and early termination of his powers;

29) preliminary approval of resolutions on the Company entering into deals connected with the gratuitous alienation of the property of the Company or interests (demands) to itself or to the third parties; deals connected with exemption from the property liabilities before himself or before the third party; deals connected with gratuities rendering of services (works) by the Company to the third parties in the cases (amounts) determined by a separate procedure established by the Board of Directors, decision making on the transactions subject to making by the Company in the case when the aforementioned cases (amounts) are not defined;

30) decision making on the powers termination of the management company (manager);
31) decision making on appointment of the Acting as General Director and Members of the Management Board in the cases provided by paragraphs 19.11 and 19.12 of the Articles of Association;
32) bringing to disciplinary liability of the General Director of the Company and members of the Management Board, also their incentive according to the labor code of Russian Federation;

33) examination of the General Director's reports on the Company's activity (including fulfillment of his duties), also fulfillment of the decisions adopted by the General meeting of Shareholders and by the Board of Directors of the Company;

34) approval of the cooperation of the Company with the organizations where the company is interested;

35) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain".

a) on determining the agenda of a general shareholders meeting (Members) of a SDC;
b on reorganizing, liquidating a SDC;
c) on determining the number of directors on the Board of Directors of a SDC, nominating and electing its members and early termination of their terms of office;

d) on determining the quantity, nominal value, class (type) of the declared shares of SDC and rights

conferred by these shares;
e) on increasing the authorized capital of a SDC by increasing the nominal value of shares or placing additional shares
f) on placing SDC securities convertible into ordinary shares;
g) on splitting, consolidating the shares of a SDC;
h) on approving major deals made by SDCs;
i) on participation of SDC s in other organizations (on joining an operating organization or establishing a new organization) as well as on acquiring, alienating or encumbering shares and units in the authorized capitals of organizations in which a SDC is a member, and on changing the unit in the authorized capital of the respective organization;
j) on making deals by a SDC (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;
k) on making changes and amendments to the chartered documents of SDC;
l) on determining the procedure for remuneration's payment to the members of the Board of Directors and Revision Committee of SDC;

36) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain":

a) on determining the position of SDC representatives on items of agendas of general shareholders meeting (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs, concerning the making (approval) of deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;

b) on determining the position of SDCs representatives on items of agendas of general shareholders meetings of (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs that are engaged in the production, transmission, dispatching, distribution and sale of electricity and heat, on reorganization, liquidation, and increase of the authorized capital of such companies by increasing the nominal value of the shares or by placing additional shares, and placing of securities convertible in ordinary shares

37) preliminary approval of decisions of resolutions on the Company entering into:
a) deals with the Company's non-circulating assets constituting 10 to 25% of the balance sheet value of those assets as of the date of the decision to make such a deal;

b) deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) determined by a separate procedure established by the Board of Directors of the Company;

38) decision making on the Company entering into deals that constitutes fixed assets or incorporeal assets of the Company constituting 5-25% of the balance sheet value of the fixed assets of the Company as for the date of the decision to make such a deal;

39) approval of nominees subject to election to the post of Sole executive body, other management bodies, supervision bodies, also candidate of the auditor of the companies, whose shares and units are

held by the Company, intended to production, , transmission, dispatching, and distribution of electricity and heat , also repair and maintenance;

40) defining of insurance guarantees including approval of the Insurer of the Company;

41) approval of the independent valuator (valuators) of the company intended to define the value of shares, property and other fixed assets of the company in the cases provided by the Federal Law "on Joit Stock Companies, by the Articles of Association, also by separate decisions of the Board of Directors of the Company;

42) preliminary approval of collective agreement and other agreements made by the Company within the social-labor relations regulating;
43)approval of a candidate of the Financial consultant whose attraction is obligatory according to the Federal Law "On securities market".
44) other questions included in the competence of the Board of Directors y the Federal Law "On Joint Stock Companies" and by the Articles of Association.

Competence of the Sole and Corporate Executive Bodies of JSC "Kuzbassenergo":
Management of the current activity of the Company is in the competence of the Sole executive Body , i.e. General Director and of the Corporate Executive Body, i.e. Management Board of the Company.
The following issues are in the competence of the Management Board of the Company (according to the par. 20.2 of the art. 20 of the Articles of Association):

- decision making on the issues related to the competence of the superior management bodies of the SDC 100% (one hundred) of the authorized capital in which is owned by the Company (according to the subparagraphs 37 and 38 of the paragraph 15.1 of the Articles of Association);

- preparation and submitting for consideration of the Board of Directors the reports on financial and economic activity of SDC, 100% (one hundred) of the authorized capital in which is owned by the Company;
- development and submitting for consideration to the Board of Directors the long-term plan of the main activity areas of the Company;
- preparation of annual (quarterly) business-plan and report on its lay-out, also approval (correction) the cashflow (budget) of the Company, in case if the Board of Directors of the Company did not approve the cashflow (budget) of the Company;
- preparation of report on financial and economic activity of the Company, on fulfillment by the Management Board of resolutions adopted by the General meeting of shareholders and by the Board of Directors of the Company;
- approval of education and professional development plans and actions for the labor staff of the Company;
- making decision on the entering into deals which subject are the property, works and services with constituting 1 to 5% of the balance sheet value of the fixed assets of the Company defined as for the date of such a decision making (except for the cases provided by the subparagraphs 39, 40 pf the paragraph 15.1 of the Articles of Association);
examination of reports on the results of the approved plans lay-out, also the programs, directions, report's examination, documents and other information on the company's activity and its subsidiaries and affiliated companies made by the deputies general directors, heads of the organization departments of the company;
- decision making on other issues concerning daily activity of the Company in accordance with resolutions of the General meeting of the Company, the Board of Directors, also the issues submitted for consideration to the Management Board by the General Director of the Company.

To the competence of the General director of the Company includes all issues of daily activity management of the Company except for related to the competence of the General Meeting of Shareholders of the Company , the Board of Directors and the Management Board of the Company.

The General Director acts without a power of attorney on behalf of the Company with those limitations provided by the legislation in force, by the Articles of Association and by the resolutions of the Board of Directors and performs the following actions on behalf of the Company:
- provides fulfillment of the activity plans of the Company obligatory to its tasks decision;

- organizes accounting process and reporting in the company;
- disposes of the Company's property, enters into the deals on behalf of the Company, grants powers of attorney , opens settlement accounts and other accounts of the Company in banks, other credit institutions (also in the cases provided by the current legislation in the institutions whish are the professional participants s of the securities market);
- issues orders, approves (accepts) instructions, local normative acts and other internal documents of the Company over the issues under his competence, gives instructions which are compulsory for execution by all the Company's staff;

- approves the Provisions on the subsidiaries and representative offices of the Company;
- approves the principal composition of the executive body of the Company;
- according to the principal composition of the executive body of the Company approves the staff list and official salary of the Company's labor staff;
- accomplishes his rights and duties as employer toward the labor staff of the Company provided by the labor legislation in force;
- carries out the functions of the Chairman of the Management board of the Company;
- distributes duties between the deputies General Director;
- submits for consideration of the Board of Directors the reports on financial and economic activity of subsidiaries and affiliated companies which shares (units) are in the property of the Company; also information on other companies where the Company has his interest except for the cases provided by the subparagraph 2) , paragraph 20.2 , article 20 of the Articles of Association;
- not later than forty-five (45) days before the date of the annual general shareholders meeting of the Company, submits the Company's annual report, balance of accounts, profit and loss statement, profit and loss distribution for the consideration of the Company's Board of Directors;
- makes decisions on other issues related to the current daily activity of the Company except the issued within the competence of General meeting of shareholders of the Company, the Board of Directors and the Management Board of the Company.

The Corporate Conduct (management) Code not approved in the JSC "Kuzbassenergo", thus in its relations with the shareholders the JSC "Kuzbassenergo" is guided by the Corporate Governance Code of JSC RAO "UES of Russia" approved by the resolution of the Board of Directors of JSC RAO "UES of Russia" (minutes №104 dd. 09.11.2001).

5.2. Information about members of the issuer's management bodies

Board of Directors:

1. **Vagner Andrey Alexandrovich – member of the Board of Directors**

Date of birth: 1957.
Education: higher
Experience for the last 5 years
Period: 1998 - 2000.
Institution: JSC "Kuzbassenergo".
Post: First deputy general director
Period: 2000 - 2004

Institution: RAO "UES of Russia"

Post: Chief of the Department on electric plants
Period: 2004- present time
Institution: RAO "UES of Russia"
Post: Deputy managing director of the Business unit №2 .
Share in the authorized capital of the Issuer: 0,027 %.
Share of ordinary shares in the authorized capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Enters into the Board of Directors of the following companies:

1. ***JSC "Berezovskaya GRES", Chairman of the Board of Directors since 10.06.2004;***
2. ***JSC "TGC-10", Chairman of the Board of Directors since 31.03.2005.;***
3. ***JSC "Penzenskaya energy holding company", Chairman of the Board of Directors since 01.01.2005.;***
4. ***JSC "Cheliabenergosbyt", Chairman of the Board of Directors since 31.01.2005;***
5. ***JSC "Nizhedorodskaya generating company", Chairman of the Board of Directors since 01.02.2005 ;***
6. ***JSC "Ugrerodny fund", member of the Board of Directors since 01.03.2005;***
7. ***JSC "Shaturskaya GRES-5", Chairman of the Board of Directors since 01.04.2005;***
8. ***JSC "Serovskaya GRES", Chairman of the Board of Directors since 01.04.2005 ;***
9. ***JSC "OGC-4", Chairman of the Board of Directors since 04.03.2005;***
10. ***JSC "Surgutskaya GRES-1" Chairman of the Board of Directors since 01.06.2005;***
11. ***JSC 'Stavropolskaya GRES", Chairman of the Board of Directors since 27.06.2005.;***
12. ***JSC "Volzhskaya TGC" (Fuel generating company -7), member of the Board of Directors since 01.08.2005.***

Bolshakov Andrey Nickolaevich – Member of the Board of
Date of birth – 1955
Education: ***higher***
Experience for the last 5 years:
Period: ***1998-2002***
Institution: Ministry of Russian Federation on nuclear power
Post: ***Consultant***

Period: ***2002 – 2005***
Institution: MDM Group, Joint Stock Company "Siberian Coal Energy Company"
Post: Deputy chief of Department on strategical development
Period: ***2005 – present time***
Institution: Limited Liability Company "Investments and development Group"
Post: Manager of projects on fuel-energy complex.
Share in the authorized capital of the Issuer: none
Share of ordinary shares in the authorized capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Enters into the Board of Directors of the following companies:

1. ***JSC "Khabarovkenergo", Member of the Board of Directors since 27.06.2005 ;***
2. ***JSC "Omsk energy generating company", Member of the Board of Directors since .05.2005;***
3. ***JSC "Buriatgeneration", Member of the Board of Directors since 02.06.2005.;***
4. ***JSC "TGK-14 (Fuel generating company -14), Member of the Board of Directors since 07.12.2004.***

Bychkov Mikhail Yurievich – Member of the Board of Directors
Date of birth: ***1978***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999-2001***
Institution: **ZAO Legal agency "KB EGIDA"**
Post: **legal adviser**

Period: ***2001 – 2003***
Institution: ***Ltd. "FEAT"***
Post: **legal adviser**

Period : ***2003 – 2003***
Institution: **ZAO "Stoyteks Moscow"**
Post: **Head of corporate department**

Period: ***2003 – 2004***
Institution: Ltd. "Balance-Profi"
Post: **legal adviser**

Period: ***2004 – present time***
Institution: **JSC RAO "UES of Russia"**
Post **Leading expert**
Share in the authorized capital of the Issuer: none
Share of ordinary shares in the authorized capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Post taken in the management boards of the other legal entities:

Legal entity's name	Post
JSC "Energoteplocontrol" (Omsk)	Member of the Board of Directors
JSC "Northern Caucasia energy reparing	Member of the Board of Directors

company"	
JSC "Kuzbassetremont"	Member of the Board of Directors
JSC "Serovskaya TETS"	Member of the Board of Directors
JSC "Dzerzhinskaya TETS"	Member of the Board of Directors
JSC "Khakassetremont"	Member of the Board of Directors
JSC "Serovskaya GRES"	Deputy Chairman of the Board of Directors
JSC "Karacheyevo-Cherkesskenergo"	Member of the Board of Directors

Grekhov Andrey Nickolaevich – Member of the Board of Directors
Date of birth: ***1969***
Education: ***higher***
Experience for the last 5 years:
Period: ***2000 - 2001***
Institution: **JSC "Novosibirskenergo"**
Post: **Deputy financial director**

Period: ***2001 – 2002***
Institution: ***«Vimm-Bill-Dann Azia"***
Post: **Director on development**

Period: ***2002 – 2004***
Institution: ***«Vimm-Bill-Dann Azia"***
Post: **Executive Director of the plants belonging to JSC "Ufamolagroprom" (Ufa)**

Period: ***2004 – 2004***
Institution: **Financial expertise bureau**
Post: **Consultant on electroenergetic's areas**

Period: ***2004 – present time***
Institution: **JSC RAO "UES of Russia"**
Post: **Chief expert of the Department of market of the Centre on reforming management.**
Share in the authorized capital of the Issuer: none
Share of ordinary shares in the authorized capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Evseenkova Elena Vladimirovna – Member of the Board of Directors
Date of birth: ***1980***
Education: ***higher***
Experience for the last 5 years:
Period: ***2002 - 2003***
Institution: **JSC RAO "UES of Russia"**
Post: **First category Expert**

Period: *2003 – 2004*
Institution: **JSC RAO "UES of Russia**
Post: *Leading expert*

Period: *2004 – present time*
Institution: **JSC RAO "UES of Russia**
Post: **Chief of the Department on financial analysis and forming of the dividends of the Department on economic planning and financial supervision.**

Share in the authorized capital of the Issuer: **none**

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Enters in the Board of Directors of the following legal entities:

- *JSC "Berezovskaya GRES";*
- *JSC "Orenburg heat generating company";*
- *JSC "Surgutskaya GRES-1"*

Eliseeva Irina Eduardovna – Member of the Board of Directors
Date of birth: ***1978***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999 - 2002***
Institution: **ZAO "TransExpert"**
Post: **Legal adviser**

Period: ***2002 – present time***
Institution: **Firm of attorneys №21 of the Bar "Moscow city Bar-1"**
Post: ***Advocate.***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Post taken in the management boards of the other legal entities:

Date of post taking	Full company's name, postal address	Post
29.03.2004	JSC "Orlovskaya main-line network company" №2, ploshad Mira, Orel, 302030	Member of the Board of Directors

27.05.2005	JSC "Amurenergo" 28, Shevchenko str., Blagoveshensk, Amur region, Russian Federation, 675000	Member of the Board of Directors
03.06.2005	JSC "Energoservice" 5, Gubkin prospect, Omsk-35, Russia, 644035	Member of the Board of Directors
24.06.2005	JSC "Daltekhenergo" 8, Oktiabrskaya str., Vladivostok, Primorsky region, Russia	Member of the Board of Directors
10.06.2005	JSC "Yakut energy repairing company" 2, Krzhizhanovsky str., Yakutsk, (Yakutia), Sakha republic, RF, 677000	Member of the Board of Directors
10.06.2005	JSC "Neriungruennergoremont" 2, Krzhizhanovsky str., Yakutsk, (Yakutia), Sakha republic, RF, 677000	Member of the Board of Directors
23.05.2005	JSC "Khabarovsk repair-building company" 10-a, Uzlovaya str., Khabarovsk, Russia ,680015	Member of the Board of Directors
26.08.2004	JSC "Kirovenergosbyt" 90, Engels str., Kirov, Russia	Member of the Board of Directors
12.11.2004	JSC "Cheliabenergosbyt" 260/2, Russiysskaya str., Cheliabinsk, Russia, 454091	Member of the Board of Directors
25.02.2005	ZAO MSC "Health Center "Energetic" 37, Kuzbasskaya str., Kemerovo, 650099	Member of the Board of Directors
23.06.2005	JSC AC "Omskenergo" 10, Partizanskaya str., Omsk, Russian Federation, 644037	Member of the Board of Directors
23.03.2005	JSC "Specavtokhoziaystvo" 23, Profsoyuznaya str., Chita, Russian Federation, 672090	Member of the Board of Directors
10.06.2005	JSC "Guberovsky repair-mechanical plant" Pozharsky district, Primorsky region, v. Novostroika, 692010	Member of the Board of Directors

Kozhura Ruslan Viacheslavovich – Member of the Board of Directors
Date of birth: ***1963***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999 – present time***
Institution: ***Firm of attorneys "Anis and Co." of the Bar 'Moscow city Bar "***
Post: ***Advocate***
Period: ***1999 – 2001***
Institution: ***International methodological association.***
Post: ***Senior research assistant, science secretary***
Period: ***2001 – present time***
Организация: Moscow ***Московский Physicotechnical Institute (State University).***
Post: **Senior law chair member**

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Post taken in the management boards of the other legal entities:

Date of post taking	Full company's name	Post
29.03.2004	JSC "Orlovskaya sbytovaya company"	Member of the Board of Directors
23.03.2005	JSC "Production-repairing company" (Chita)	Member of the Board of Directors
02.06.2005	ZAO "LuTEC"	Member of the Board of Directors
02.06.2005	JSC "Dalenergo"	Member of the Board of Directors
10.06.2005	JSC "Sakhaenergo"	Member of the Board of Directors
23.05.2005	JSC "Khabarovsk production and repairing company"	Member of the Board of Directors
23.05.2005	JSC "Khabarovsk energotechnical company"	Member of the Board of Directors
12.11.2004	JSC "Cheliabinsk generating company"	Member of the Board of Directors
03.12.2004	JSC «TGC-14»	Member of the Board of Directors
03.06.2005	JSC "Engineering and construction company"	Member of the Board of Directors
29.04.2005	JSC "PRP-networks"	Member of the Board of Directors
24.06.2005	JSC "Dalenergosetproject"	Member of the Board of Directors
26.05.2005	JSC "Buriatsetremont"	Member of the Board of Directors

Mazikin Valentine Petrovich - member of the Board of Directors

Date of birth: **1945.**
Education: **higher**
Experience for the last 5 years
Period: 1998 - 2001.
Institution: Kemerovo regional administration
Post: First Deputy Governor of Kemerovo region for fuel and energy complex
Period: 2001 – present time.
Institution: Kemerovo regional administration

Post: First Deputy Governor of Kemerovo region

Share in the authorized capital of the Issuer: **none**

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Platonov Vladimir Yurievich - member of the Boar of Directors

Date of birth: **1959.**

Education: **higher**

Experience for the last 5 years:

Period: 1998 – 2004

Institution: RAO "UES of Russia".

Post: Deputy Chairman of the Management Board – Head of economic security and regime Department

Period: **2004- present time**

Institution: **RAO "UES of Russia".**

Post: **Member of the Management Board**

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Shulin Maxim Igorevich – Member of the Board of Directors

Date of birth: ***1978***

Education: ***higher***

Experience for the last 5 years:

Period: ***1999-2003***

Institution: ***JSC «Sverdlovenergo"***

Post: deputy chief of the department on financial planning and procedure on debtor's payments.

Period: ***2003-2003***

Institution: ***representative office "Uralenergo" of JSC RAO "UES of Russia"***

Post: Adviser on the Board of Director's work

Period: ***2003- present time***

Institution: ***Fund "Institute of professional directors"***

Post: ***Adviser.***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Post taken in the management boards of the other legal entities:

Company	date of election	legal adviser	post
JSC "Altayenergo"	24.06.2005	16, P.S. Kulagin str., Barnaul, Altay region.	Member of the Board of Directors
JSC "Arkhenergo"	12.05.2005	3, Svobody str., Arkhngelsk, 163000	Member of the Board of Directors
JSC "Kirovenergo"	13.05.2005	51, Drelevsky str., Kirov, 610601	Member of the Board of Directors
JSC "Kurganenergo"	30.06.2005	40, Lenin str., Kurgan, 640000	Member of the Board of Directors
JSC "Omskenergo"	23.06.2005	10, Partizanskaya str., Omsk, 644037	Deputy Chairman of the Board of Directors
JSC "Permenergo"	01.06.2005	48, Komsomolsky prospects, Perm GSP, 614990	Member of the Board of Directors
JSC "Udmurtenergo"	31.05.2005	30, Sovetskaya str., Izhevsk, 426004	Member of the Board of Directors
JSC "Cheliabenergo"	26.06.2004	5, Revolutsia str., Cheliabinsk, 454000	Member of the Board of Directors
JSC "Votkinskaya GES"	15.06.2005	JSC "Votkinskaya GES", Chaikovsky, Perm region, 617761	Member of the Board of Directors
JSC "TGC-8"	21.03.2005	32, Krasnaya Naberezhnaya str., Astrakhan	Member of the Board of Directors
JSC "TGC-10"	28.03.2005	4, Universitetskaya str., Surgut, 628406	Member of the Board of Directors
JSC "Vladimirskaya generating company"	21.10.2004	108, B. Nizhegorodskaya str., Vladimir, 600016	Member of the Board of Directors
JSC "Voronezhskaya HEC"	20.05.2005	2, Arzamasskaya str., Voronezh, 394033	Member of the Board of Directors
JSC "Ivamnovskaya Holding energy company"	08.10.2004	9/21, Kalinin str., Ivanovo, 153326	Member of the Board of Directors
JSC "Main-line network company" (Moscow)	28.02.2005	8, Rauchskaya naberezhnaya, Moscow 115035	Member of the Board of Directors
JSC "Mariyskaya regional generating company"	17.08.2004	47, Krylov str., Yoshkar-Ola, 424000	Member of the Board of Directors
JSC "Mordovskaya main-line network company"	16.11.2004	50, Lenin prospect, Saransk, Mordovia republic	Member of the Board of Directors
JSC "Novgorodskaya energy supply company"	16.02.2005	111, B. Saint-Petersburg str., Veliky Novgorod, 173008	Deputy Chairman of the Board of Directors
OP "Verkhne-Mutnovskaya GeoES"	21.03.2005	60., Ac. Korolev str., Petropavlovsk-Kamchatsky	Member of the Board of Directors
JSC "Penzenskaya energy management company"	06.08.2004	1/2, Pushkin str., Penza, 440000,	Member of the Board of Directors
JSC "Permenergoremont"	17.11.2004	48, Komsomolsky prospect, Perm, 614990	Member of the

			Board of Directors
JSC "Priokrskaya territorial generating company"	15.02.2005	99, Timiriazev str., Tula, 300600	Member of the Board of Directors
JSC 'riazanskye main-line networks"	16.11.2004	39, Stroikov str., Riazan	Member of the Board of Directors
JSC" Sverdlov energy services company"	14.12.2004	38, Lenin prospect, Yekaterinburg, 620219	Member of the Board of Directors
JSC "Smolenskaya GRES"	16.11.2004	Smolenskaya GRES, Ozerny village, Dukhovshinsky district, Smolenks region, 216239	Member of the Board of Directors
JSC "Tambov generating company"	15.10.2004	23, Morshanskoye road, Tambov 392680	Member of the Board of Directors
JSC "Tver generating company"	13.10.2004	66, G. Dimitrov str., Tver, 170006	Member of the Board of Directors
JSC "Managing Compant Dagenergo" »	14.11.2004	73-a, Dakhadaev str., Makhachkala, Dagestan republic	Member of the Board of Directors
JSC "Yaroslavskaya supply company"	15.10.2004	42, Oktiabria prospect, Yaroslavl.	Member of the Board of Directors
JSC "Kirovenergospecremont"	26.01.2004	649, Luganskaya str., Kirov, 10044	Member of the Board of Directors
JSC "Magadanelectrosetremont"	02.04.2004	25. Rechnaya str., Magadan, 685000	Member of the Board of Directors
JSC "Neriungryenergoremont"	18.06.2005	Serevrianny Bor village, Neriungry, Neriungry region, Sakha republic (Yakutia), 678995	Member of the Board of Directors
JSC "Orenburgelectrosetremont"	18.05.2005	52, Stanislavsky str., Orsk, Orenburg region, 462411	Member of the Board of Directors
JSC "Permelectrosetremont"	29.04.2005	Permskaya GRES, Dobrianka, Perm region, 618740	Member of the Board of Directors
JSC "Permelectroset-remont"	04.06.2004	38, Geroy Khasana str., Perm, 614041	Member of the Board of Directors
JSC "Severenergoremont"	06.02.2004	5, Energetikov str., Sosnogorsk, Komi republic, 165000	Member of the Board of Directors
ZAO "SC "Privatenergostrakh"	20.05.2004	70, Komsomolsky prospect, Perm, 614039	Member of the Board of Directors
Ltd. "SB "Permenergo"	27.05.2004	48, Komsomolsky prospect, Perm, 614990	Member of the Board of Directors

Shumilov Alexandeer Alexandrovich – deputy Chairman of the Board of Directors

Date of birth: ***1967***

Education: ***higher***

Experience for the last 5 years:

Period: ***1999-2000***

Institution: ***Administration of N. Novgorod***

Post: **Assistant of the deputy Head of Administration, chief of the chamber of the deputy Head of Administration (leading municipal post of the 3rd group).**

Period: ***2000-2001***

Institution: ***LTD. "Firm Toner" (Novgorod)***

Post: ***Commercial Director***

Period: ***2001-2003***

Institution: *JSC "Nizhnovenergo"*
Post: **Deputy General Director on reforming and property.**

Period: ***2003- present time***
Institution: *"MDM Group"/ ZAO "SUEC"/ ZAO"HC "SUEC / JSC "SUEC"*
Post: **Deputy Director of department on the strategy of energy complex of JSC "SUEC".**
Share in the authorized capital of the Issuer: none
Share of ordinary shares in the authorized capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**
Post taken in the management boards of the other legal entities:

Date of post taking	Full company's name	Post
march 2005	JSC "TGC-5" (4/4, Yakovlev str., Cheboksary, Chuvash republic)	Member of the Board of Directors
24.06.2005	JSC "Yakutenergo" (14, Fedor Popov str., Yakutsk, Sakha republic (Yakutia), 677000	Member of the Board of Directors
march 2005	JSC "UGC-6 (101, build.3, of.1209, Vernadsky prospect, Moscow, 119526)	Member of the Board of Directors
27.06.2005	JSC "Khabarovskenergo" (49, Frunze str., Khabarovsk, 680000)	Member of the Board of Directors
15.09.2005	JSC "Prokopievskenergo" (14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia)	Member of the Board of Directors
03.06.2004	JSC "Energoavtotrans"(6a, Novorossiyskaya str., Omsk, Russia, , 644022)	Member of the Board of Directors
29.04.2005	JSC "Production and repairing enterprise – Stations" (137, Kalinin str., Blagoveshensk, Amur region, JSC "Amurenergo"	Member of the Board of Directors
23.03.2005	JSC "Chitatechenergo" (23, Profsoyuznaya str., Chita, 672090)	Member of the Board of Directors
27.06.2005	JSC "PRP Primorenergoremont" (Luchegorsk village, Pozharsy district, Primorsky region, 692001 ZAO "LuTEC")	Member of the Board of Directors
November 2004	JSC "Tulaenergoremont" (101-a, Timiriazev str., Tula)	Member of the Board of Directors
29.03.2005	JSC "Orlovskaya generating company" (2, Mira ploshad, Orel, RF)	Member of the Board of Directors
26.08.2004	JSC «Management Company Kirovenergo" (51, Luganskaya str., Kirov, RF)	Member of the Board of Directors
12.11.2004	JSC "Cheliabinsk management power company" (5, Revolutsiy ploshad, Cheliabinsk, 454000)	Member of the Board of Directors
03.06.2005	JSC "Sotshera" (recreation department in the name of Strelnikov, Chernoluchie village, Omsk region, Russia, 644518)	Member of the Board of Directors

03.12.2004	JSC "TGC-14" (1, Lazo str., Chita, 627090, Russia)	Member of the Board of Directors
23.05.2005	JSC "Avtotransportenergo" (33, Krasnodarsky pereulok, Khabarovsk, 680067)	Member of the Board of Directors
24.06.2005	JSC «Dalenergotechcomplect" (19, Tigrovaya str., Vladivostok, Primorsky region, RF, 690600)	Member of the Board of Directors
25.05.2005	JSC "Altayelectroset" (2, Brilliantovaya str., Barnaul, 656037)	Member of the Board of Directors

Sole and corporate management bodies of the Issuer and authorities of the managing issuer.

The Sole executive body of the issuer also the members of the corporate executive body of the issuer:

Mikhailov Sergey Nickolaevich

Year of birth: ***1959***

Education: ***higher***

Experience for the last 5 years:

Period: ***1999 - 2000***

Institution: ***JSC "Kuzbassenergo"***

Post: ***External manager***

Period: ***2000 - 2000***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Acting as General Director***

Period: ***2000 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post: ***General Director***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Гребенников Алексей Антонович

Year of birth: ***1939***

Education: ***higher***

Experience for the last 5 years:

Period: 1998 – 2001

Institution: JSC "Kuzbassenergo"

Post: First Deputy General Director

Period: 2001 – present time

Institution: JSC "Kuzbassenergo"

Post: First Deputy General Director on general issues

Share in the authorized capital of the Issuer: **none**

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Ivanov Boris Ivanovich

Year of birth: ***1960***

Education: ***higher***

Experience for the last 5 years:

Period: **1999 – present time**

Institution: **JSC "Kuzbassenergo"**

Post: **Deputy General Director for fuel supply.**

Share in the authorized capital of the Issuer: **none**

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Erofeev Alexander Kuprianovich

Year of birth: ***1959***

Education: ***higher***

Experience for the last 5 years:

Period: **2000 - 2000.**

Institution: **JSC "Kuzbassenergo"**

Post: **Assistant of general director for accounts receivable**

Period: **2000 - 2001.**

Institution: **JSC "Kuzbassenergo"**

Post: **Deputy General Director for accounts receivable - Head of the marketing and investment planning department**

Period: **2001 - 2002.**

Institution: **JSC "Kuzbassenergo"**

Post: **Deputy General Director for accounts receivable and restructuring**

Period: **2002 – present time**

Institution: **JSC "Kuzbassenergo"**

Post: **Deputy General Director for corporate governance.**

Share in the authorized capital of the Issuer: **none**

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Lavrov Alexander Mikhailovich

Year of birth: ***1950***

Education:***higher, Doctor of Economics, Corresponding Member of West-Siberian Department o f Academy.***

Experience for the last 5 years:

Period: ***1997-2001***

Institution: ***Kemerovo regional Administration***

Post: ***Deputy Governor on economy and finance***

Period: ***2001-2002***

Institution: ***Representative office of LTD. "Elke Trading", Kemerovo***

Post: ***General manager on projects in the Kuzbass***

Period: ***2002-2004***

Institution: ***Kemerovo State University***

Post: ***Head of the marketing chair.***

Period: ***2004 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Deputy General Director on finance and economic***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Petrov Leonid Prokhorovich

Year of birth : ***1961***

Education: ***higher***

Experience for the last 5 years:

Period: ***1998-2004***

Institution: ***"Energosbyt" subsidiary of JSC "Kuzbassenergo"***

Post: ***Deputy Director.***

Period: ***2004 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Deputy General Director on supply, Director of the subsidiary "Energosbyt".***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Gretsinger Yury Alexandrovich

Year of birth: ***1953***

Education: ***higher***

Experience for the last 5 years:

Period: ***1998 – 2004***

Institution: ***JSC "Kuzbassenergo"***

Post: ***deputy General Director on capital construction***

Period: ***2004 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post: ***deputy General Director on production, Technical Director***

Share in the authorized capital of the Issuer: **none**

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Mikhailov Sergey Nickolaevich is the Sole executive body of the issuer

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer

In accordance with Regulations on payment of compensation and remuneration to the members of the Board of Directors approved by the general meeting of shareholders of the Company, dd. 02.06.2003, remuneration to the members of the Board of Directors shall be paid in the following order:

1. -for participation at the meeting of the Board of Directors (whether the form) to the member of the Board of Directors of the company in sum of five times over minimal month rate of employer of 1st grade, fixed by branch tariff agreement for the day of the meeting of the Board of Directors holding .
2. If the general meeting of shareholders approved a decision on dividend payment on the ordinary shares of the company over the results of financial year (or over results of the 1st quarter/ half year/ nine months) to the member of the board of Directors shall be paid a remuneration, which sum shall be calculated according to amount of declared by the company dividends on ordinary shares and quantity of meetings where the member of the Board of Directors took part.

   Remuneration's amount paid to the Chairman of the Board of Directors shall be increased to 50%.

   Besides, all travel expenses shall be paid as compensation to the member of the Board of Directors.

   During the year 2005, remuneration in sum of 5 135 482 (five millions one hundred thirty five thousands four hundred eighty two) roubles was paid to the members of the Board of Directors.

Income of members of the Management Board is formed from the income of the stuff employees of JSC "Kuzbassenergo", also remuneration defined according to the labor contract concluded with the member of the Management Board. Labor contract in accordance with the "Resolution on the Management Board of the Kuzbass open joint stock company of energy and electrification" approved

by the general meeting of shareholders of JSC "Kuzbassenergo" dd. 21.06.2002 on behalf of the Company shall be signed by the Chairman of the Board of Directors or by the person authorized by the Board of Directors of the Company.

Provisions of the labor contact shall be defined by the Board of Directors or by the person authorized by the Board of Directors of the Company to subscribe the labor contract.

Monthly remuneration equal to 10% of the official salary shall be paid to the member of the Management Board.

Remuneration's amount shall be increased by the actual growth of the consumer's costs rate in accordance with the sectoral tariff agreement.

Member of the Management Board may be additionally encouraged in the order and on the terms approved by the Board of Directors of the Company.

Over the results of the year 2005 the amount of income paid to the members of the Management Board of Director (except for income of the General Director) s was 22 237 355 (twenty two millions two hundred thirty seven thousands three hundred fifty five) rubles where their remuneration's sum was 640 287 (six hundred forty thousands two hundred eighty seven) rubles.

5.4. Information about the structure and capacity of the units of control over the issuer's financial and economic activities

To exercise control over financial and economic activities of the Company the General meeting of shareholders elects the Revision Committee of the Company.

The number of members of Revision Committee is 5 (five) persons.

The competence of the Revision Committee of the Company (according the art. 22 "Revision committee and the Company's Auditor" of the Articles of Association of JSC "Kuzbassenergo" is the following:

- *endorsement of data adequacy contained in the annual report, accounting report, profits and losses account of the Company;*
- *analysis of financial situation of the Company, reveal of the Company's financial situation improvement reserve and recommendations for the Management Bodies of the Company;*
- *control and analysis of adequacy and completeness of the Company's auditor review;*
- *supervision (revision) of financial and economic activity of the Company, i.e.:*
- *supervision (revision) of financial, accounting, payment and account documents of the Company concerning the Company's financial and economic activity in order to check out its compliance with the RF legislation, with Articles of Association, internal and other documents of the Company;*
- *control of the safety and using of the fixed assets;*
- *control of the compliance of the fixed order of debt amortization of insolvent debtors on the Company's losses;*
- *control of the Company's cash assets outlay in accordance with the fixed business-plan and budget of the Company;*
- *control of forming and using of the reserve and other special funds of the Company;*
- *check-out of accuracy and timeliness of the Company's share dividends to be charged and paid, also the bonds interests and other securities profit;*
- *check-out of execution of the earlier issued orders to eliminate violations and defects revealed by the previous check-out (revisions);*
- *approval of the data adequacy and completeness on the interest (absence of interest) of member of the Board of Director, also the person executing the Sole executive Body authorities including the management company or a manager, member of the Management Board in transactions provided by the art. XI of Federal Law "On Joint Stock Companies";*

- *other activities (actions)concerning the check-out of financial and economic activity of the Company;*

Provision on the Revision Committee of JSC "Kuzbassenergo" approved by the General meeting of shareholders of the Company 21.06.2002 is in force in the Company.

Department on control and analysis and Service on economic and informational security and procedures are the apparatus of the executive body of the Company exercising internal control

Department on control and analysis carries out the supervision according to the annual schedule of the complex check-out execution approved by the general Director; but the annual plan for the Service on economic and informational security and procedures is subject to approval of the deputy general director on security.

Deputy general director in corporate governance and deputy director on security of issues exercise the plan fulfillment supervision.

Furthermore the Financial department, Legal department and if necessary engineering and other services participate in the process of supervision.

Department on internal auditing was established in 1995. Отдел внутреннего аудита создан в 1995 году. The number of members of this department is 5 (five) persons, with its chief Mrs. Laritskaya Tatiana Dmitrievna: year of birth 1955, education –higher, has a certificate of professional auditor.

Principal functions of the Department on internal audit:

- *organizing and spending of the complex and target check-outs of financial and economic activity of the company's subsidiaries and affiliated companies;*
- *control over the subsidiaries revision committee's activity;*
- *appraisal of internal audit efficiency and procedure, elaboration and appraisal of the control procedures spent by subsidiaries, also by organization departments of the Company;*
- *checking-out of the legislation compliance to the company's internal normative documents; also requirements on the accounts policy and execution of decisions and resolutions of the management bodies and the management of the Company;*
- *checking-out of the Company's property availability, condition and safety;*
- *analysis of the information received as a result of checks, development and submitting in accordance with established procedure to the management bodies of the Company of the reports on the results of checks, also proposals on elimination of the revealed violations and defaults, recommendations on determination of efficiency of Company's financial investments in the authorized capitals of enterprises and institutions;*
- *target checking- out aimed to define efficiency of the company's financial investments in the authorized capitals of enterprises and institutions;*
- *analysis of financial and economic situation of SDC aimed to evaluate the subsidiary's activities results to make management decisions;*
- *organization of a competitive selection of the auditing firms to conduct the external audit of the subsidiaries;*
- *cooperation with external auditors in of financial and economic activity of the subsidiaries checking-out, examination of the external auditor's reports and submitting of proposals to the management bodies of the Company on safety and expediency of this auditing firm services using;*
- *auditor's activity methodology perfection;*
- *participation in drawing-up of the annual production and technical-economic report of the Company;*
- *preparation of information on the results the spent check-outs to the balance committee etc.*

Chief Accountant of the Company cooperates with the external auditor.

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities

Personnel composition of the Revision Committee:

Rudnev Dmitry Andreevich
Education: ***higher***
Experience: present time
Institution: **JSC RAO "UES of Russia"**
Post: ***Principal specialist of Department on business planning of the Corporate Center***
Share in the authorized capital of the Issuer: none
Share of ordinary shares in the authorized capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Smirnova Elena Evgenievna
Year of birth: ***1976***
Education: ***higher professional***
Experience for the last 5 years:
Period: ***1999 - 2001***
Institution: ***Ltd. "Avicom A"***
Post: ***deputy chief accountant, financial controller***

Period: ***2001 – 2003***
Institution: ***Representative office "Centerenergo" of JSC RAO "UES of Russia"***
Post: Adviser on revision committee's activity

Period: ***2003-2004***
Institution: ***ZAO "Transservicenergo"***
Post: ***Deputy General director on economics***
Period: 2004 - present time
Institution: ***JSC RAO "UES of Russia"***
Post: ***Chief of department of Business-unit №2 on revision committee's activity***
Share in the authorized capital of the Issuer: none
Share of ordinary shares in the authorized capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Dolgopol Olga Semenovna –Chairman of Revision Committee
Year of birth: ***1948***
Education: ***higher***
Experience for the last 5 years:
Период: ***1997- present time***
Организация: ***JSC RAO 'UES of Russia".***

Post: *Leading specialist, deputy chief of department; chief of department of financial audit of Corporate Center of JSC RAO 'UES of Russia".*
Share in the authorized capital of the Issuer: none
Share of ordinary shares in the authorized capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Blagoveshenskaya Larisa Valentinovna
Education: ***higher***
Experience for the last 5 years:
Period: ***present time***
Institution: ***JSC RAO 'UES of Russia".***
Post: ***Chief of section of department on economic planning and financial control of the Business Unit - № 2***
Share in the authorized capital of the Issuer: none
Share of ordinary shares in the authorized capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Laritskaya Tatiana Dmitrievna
Year of birth: ***1955***
Education: ***higher professional***
Experience for the last 5 years:
Period: ***2000 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Chief of department on internal audit and analysis of the Department on control and analysis***
Share in the authorized capital of the Issuer: **none**
Share of ordinary shares in the authorized capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities

Remuneration and compensation to the members of Revision Committee are paid in accordance with Regulation in force on payments of remuneration and compensation to the members of Revision

Committee of the Company, approved by annual general meeting of shareholders of the Company, (minutes №10, dd. 21.06.2002.

Total sum of remuneration amounts RUR 1 652.108 (one million six hundred fifty two thousands one hundred eight rubles) , and of compensations RUR 461 906 (four hundred sixty one nine hundred six rubles) was paid to the members of Revision Committee in the year 2005.

5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)

Information is not available.

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)

There are no agreement or obligations of the Issuer related to the possibility of the Issuer's employees' (workers')
participation in its authorized (share) capital (unit trust). The possibility of offering the Issuer's employees (workers) the Issuer's options is not provided for.

VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest

6.1. Information about the total number of shareholders (participants) of the issuer.

The total number of the Issuer's shareholders as of the date of the end of the reporting quarter by 31 of December 2005: 1626

8 of them are the nominal holders:

1. ***ZAO "Raiffaizedbank Austria";***
2. ***ZAO "Depository and Clearing Company";***
3. ***"ING BANK "UERASIA) ZAO (Closed joint stock company);***
4. ***Non commercial partnership "National depository center";***
5. ***Closed Joint Stock Company commercial bank "Citybank";***
6. ***Ltd. "Depository and corporate technologies";***
7. ***ZAO "International Moscow Bank";***
8. ***Closed Joint Stock Company "UBS Nominees"***

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its authorized (pooled) capital (unit trust), or at least 5 percent of its ordinary shares; information about the participants (shareholders) of such entities owning at least 20 percent of their authorized (pooled) capital (unit trust) or at least 20 percent of their ordinary shares

Full company name and abbreviation: **Limited liability company *"Depository and corporate technologies", Ltd. Depository and corporate technologies"(nominal holder)***
Location: 17 , build. 1, Ramenky str., Moscow
Share in the issuer's authorized capital: ***49 %***

Shareholders (participants) owning at least 20 percent of the authorized capital of the issuer's shareholder (participant):
Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Location: ***7, Kitaigorodsky prospect, Moscow, Russia***
Taxpayer Identification Number: ***7705018828***

Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

Full company name and abbreviation: ***Closed Joint Stock Company "Raiffaizedbank Austria" ZAO "Raiffaizedbank Austria" (nominal holder)***
Location: ***17, stroienie 1, Troitskaya str., Moscow, RF, 129090***
Share in the issuer's authorized capital: ***43,47 %***

Shareholders (participants) owning at least 20 percent of the authorized capital of the issuer's shareholder (participant):

Full company name and abbreviation: Joint Stock Company "Siberian Coal and Energy Company", ***JSC "SUEC"***
Location: ***7, stroieniye 22, Derbenevskaya naberezhnaya, Moscow, 115114***
Taxpayer Identification Number: *7708129854*
Share in the issuer's authorized capital: ***43,47%.***
Share of the issuer's ordinary shares: ***43,47 %.***

6.3. Information about the share of the government or municipal authority in the issuer's authorized (pooled) capital (unit trust), existence of a special right ("golden share")

The share of the government or municipal authority in the issuer's authorized capital:

Legal form: ***RF subjects***
Share: ***0.000016 %***
Share holding's manager: ***Kemerovo regional Committee on the state property management***
Location: ***58, Sovietsky prospect, Kemerovo, 650099***
Пакет акций эмитента, закрепленный в государственной (муниципальной) собственности:
такой доли нет.
Existence of a special right for participation of Russian Federation, subjects of Russian Federation, municipal institutions in the issuer's management of ("golden share"): none

6.4. Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)
Restriction of the number of shares in possession of one shareholder, and /or their total nominal value, and/or maximum number of votes granted to one shareholder, are not stipulated by the Issuer's Articles of Association.
The legislation of the Russian Federation or other regulatory acts of the Russian Federation do not provide for restrictions for the participation of foreign entities in the issuer's authorized capital.
There are no other restrictions related to participation in the issuer's authorized capital.

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its authorized (pooled) capital (unit trust) or at least 5 percent of its ordinary shares

The list as for the date of September, 14 2000:

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***

Share of the issuer's ordinary shares: ***49 %***
Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's authorized capital: ***13,12 %***
Share of the issuer's ordinary shares: ***13,12 %***
Full company name and abbreviation: ***VANGUARD INTERNATIONAL***
Share in the issuer's authorized capital: ***8,28 %***
Share of the issuer's ordinary shares: ***8,28 %.***

The list as for the date of 23.04.2001:

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***
Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's authorized capital: ***8,85 %***
Share of the issuer's ordinary shares: ***8,85 %***

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's authorized capital: ***18,96 %***
Share of the issuer's ordinary shares: ***18,96 %.***
The list as for the date of February, 25, 2002:

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's authorized capital: ***12,87 %***
Share of the issuer's ordinary shares: ***12,87 %***

Full company name and abbreviation: ***Renaissance Securities (Cyprus) Limited***
Share in the issuer's authorized capital: ***7,42 %***
Share of the issuer's ordinary shares: ***7,42 %***

Full company name and abbreviation: ***Мастилл Энтерпрайзиз Лимитед***
Share in the issuer's authorized capital: ***6,24 %***
Share of the issuer's ordinary shares: ***6,24 %***

Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's authorized capital: ***7,17 %***
Share of the issuer's ordinary shares: ***7,17 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 8 .05.2002:
Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's authorized capital: ***15,06 %***
Share of the issuer's ordinary shares ***: 15,06 %***

Full company name and abbreviation: ***Trans - Siberian Electricity Company Limited***
Share in the issuer's authorized capital: ***15,00 %***
Share of the issuer's ordinary shares: ***15,00 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***

The list as for the date of 18 .04. 2003:
Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's authorized capital: ***19,36 %***
Share of the issuer's ordinary shares: ***19,36 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's authorized capital: ***15 %***
Share of the issuer's ordinary shares: ***15 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of **7 .05. 2004:**

Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's authorized capital: ***14,45 %***
Share of the issuer's ordinary shares: ***14,45 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's authorized capital: ***17,61 %***
Share of the issuer's ordinary shares: ***17,61 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of **13 .05.2005:**

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".***
Share in the issuer's authorized capital: ***43,44 %***
Share of the issuer's ordinary shares: ***43,44 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of **14 .11. 2005:**

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".***
Share in the issuer's authorized capital: ***43,48 %***
Share of the issuer's ordinary shares: ***43,48 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

6.6. Information about the deals made by the issuer, in which it had an interest

The Board of Directors by its decision (minutes №9/11,dd 9.12.2005) approved conclusion of the contract on repair and maintenance services between JSC "Kuzbassenergo" and Ltd. "FSC UES" which is the deal in which it had an interest.

Contract' price: the price of the contract's services amounts RUR 121 977 000 (One hundred one million nine hundred seventy seven thousand rubles).

In the reporting quarter regulatory bodies of the issuer did not approve any deals which cost is 5% and more percents of the balance value of assets in which the issuer had an interest.

6.7. Information about the amount of accounts receivable

In the present accounting period such information is not provided.

VII. The Issuer's accounting reports and other financial information

7.1. The issuer's annual accounting reports

Annual accounting report for the year 2004 was shown in the composition of quarterly report of the issuer for the I quarter 2005.

7.2 The issuer's quarterly accounting reports for the last completed financial quarter

In the present accounting period such information is not provided.

7.3. The issuer's consolidated accounting reports for the last completed financial year (consolidated balance sheet)

Consolidated accounting reports of the issuer for the year 2004 was shown in the quarterly report for the II quarter 2005.

Consolidated financial report for the year 2004 composed in accordance with International Standards of financial report was shown in the quarterly report for the II quarter 2005.

7.4. Information about the issuer's accounting policy

Basic provisions of the company's accounting policy in 2005

1. Basic provisions

1.1. These Provisions apply to JSC "Kuzbassenergo", its subsidiaries and representative office.
1.2. Accounting and tax keeping in the executive apparatus of the Company, in subsidiaries and in the representative office is carried out by accounting services headed by the chief accountant.

Subsidiaries and representative office shall present to the executive body of the Company incompleted accounts subject to further balancing and processing, also calculation of the separate taxes to submitting to the higher echelons and taxation bodies

Subsidiaries and affiliated joint stock companies shall to keep accounting singly, also to make up balances and other accountings reports, to pay tax and fees in accordance with law in force.

2.Accounting policy of the Company based on admissions applied in accounting keeping and reporting (par. 6 of PBU 1/98, Order of MF RF dd. 9.12.1998 №60n):

- *Property isolation;*
- *Continuity of the Company's activity;*
- *Sequence of accounting policy applying;*
- *Temporary determinacy of factors of economic activity;*

3. Ways of accounting keeping chosen by the Company under accounting policy forming must be apply by all subsidiaries and representative offices independently from their location.

4. Manager and Chief accountant of the Company, also managers and chief accountants of subsidiaries and representative office must adhere:

4.1.In organizing and bookkeeping, making and submitting of accounting reports shall be maintained the principle requirements of accounting policy: completeness, timeliness, discretion, priority of the contents, consistency and rationality (p. 7 PBU 1/98).

4.2. Accounting of property, liabilities and business transactions shall be carried out on the related accounts of accounting included in the approved Unified working plan of the accounting accounts of the Company (Appendix № 2 to this present Provisions), developed on the ground of the approved Order of the Ministry of Finance of Russian Federation dd. 31.10.2000 №94n "Plan of accounts of the accounting pf financial and economic activity of the company" including the software functionality used in the company.

4.3. Accounting of property (except for the fixed assets), liabilities and business transactions is carried out in RUR including kopecks without rounding-off. Fixed assets shall be accounted in rubles. Amounts difference of such rounding-off shall be added to the account 91 "Other profits and losses" in composition of unrealized profits (losses).

4. 4. Documentation of business transactions, their reflection in the registers of accounting shall be carried out strictly on time without any omissions and withdrawals according to the Provisions on documents and documents circulation in book keeping (Order №105 dd. 29.07.83 of the MF of USSR), on the ground of schedules of accounting document circulation.

Input forms of accounting registers (ledger, order-books, payment and losses statements etc.) created by means of computer engineering are printed every month and subscribed by the executive and chief accountant (or by the deputy person).Chief accountant bears responsibility for information safety (on paper and on computer carriers).

4.5. Primary accounting documents are accepted to the account if they are made under the form contained in albums of unified forms of the primary accounting documentation. Documents, which form it is not stipulated in these albums, should contain the following obligatory essential elements

- *name of document;*
- *date of document drawing up*
- *name of institution who has drew up the document;*
- *contents of business transaction;*
- *gauges of business transactions in natural and monetary terms;*
- *name of authorities responsible for business transactions and its drawing up validity;*
- *personal signatures of the aforementioned persons and their full names.*

Suggested forms of the singly developed documents are in the Appendix 2.

With a view to simplify initial information and to get information in full volume on working time using and salary charging I approve and allow to use the table of new model that is modification of the forms № T-12 and T-13 (Appendix №2 of these present Provisions).

4.6. Documents circulation's rules of Company aimed to book keeping and reporting shall be regulated by the documents circulation's schedule approved in the executive body, also in subsidiaries and affiliated companies. Documents circulation's schedule fixes terms the initial accounting and other documents to be rendered to the Accounting of the Company.

4.7. Terms and volume of accounting reports of the Company subject to rendering to the corresponding State supervisory bodies are not fixed by the schedule of the document circulation, but are under supervision of legislation in force.

Terms and volumes of accounting reports subject to granting to the executive body by the subsidiaries and affiliated companies shall be fixed by Chief Accountant of the Company.

4.8. Annual accounting reports of the Company shall be examined and approved by the general meeting of shareholders, also shall be rendered in accordance with terms and addresses provided by the art. 15 of Federal Law №129-FZ dd.21.11.1996 "On accounting" (edition dd. 30.06.2003).

4.9. Directors of the Company have power to sign the initial accounting documents in accordance with regulatory documents of the Company. Directors of subsidiaries, representative offices and departments have power to sign the initial documents under their power of attorneys issued by the Company or under regulatory documents of the Company if it follows from their functions execution.

4.10.Documents used to form business transactions with monetary funds (on accounts and in cash of the company) shall be signed by the general director of by chief accountant, also may be signed by their deputies on corresponding items or by authorized persons (in subsidiaries – by directors and by chief accountants, and/or by persons authorized by the regulatory documentation).

4.11. Contents of the registers of accounting, tax and internal accounting reporting are the commercial classified information.

Persons who have gained access to the information contained in the accounting registers and in the internal accounting reports have to keep commercial classified information. They bear responsibility prescribed by the legislation of Russian Federation for disclosure of information.

4.12. Chief accountants of subsidiaries and of representative office in accordance with Federal Law on accounting and reporting in RF, exercise supervision of the operation's reflection, submitting of operative information, accounting reports drawing up in accordance with the fixed terms, exercising (together with other bodies) of analyses of financial on matters concerned accounting arrangement, reports drawing and tax payment, order and methods of supervision.

4.13. Directors and chief accountants of subsidiaries and representative office are responsible for accounting and tax arrangement and keeping, also conformity of business transactions to the legislation in force (art. 6 of the Federal Law On accounting).

5. Book keeping methods

5.1.Fixed assets accounting

5.1.1. Fixed assets in particular the part of the Company property agreeable to the standards of par. 4 of PBU 6/01 "Fixed assets accounting" (Order of MF RF №26n dd. 30.03.2001 (ed. 18.05.2002), also

to methodological recommendations on fixed assets accounting (Order of MF RF №91n dd.13.10.2003) are as follows:

- *buildings;*
- *constructions;;*
- *working and power machines and equipment;*
- *measuring and adjustment devices and equipment;*
- *computer techniques;*
- *transport;*
- *instruments;*
- *production and household equipment and items;*
- *plough, productive and pedigree cattle;*
- *perennial plantations;*
- *interfarm roads;*
- *other fixed assets;*
- *capital investments on radical improvement of the grounds;*
- *capital investments in the rented objects of the fixed assets;*
- *lands, plots, objects of nature management (being in the property of the company).*

To define composition and classification of the fixed assets it's necessary to guide the All-Russian classifier of fixed assets (OK-013-94) approved by Resolution of the State Committee of RF on standards, metrology and certification dd. 26.12.94 №359.

Drawing up of acceptance of the fixed assets in the composition of the Company is under authority of acceptance committees created:

- *in the executive apparatus by the Order "On acceptance's order of the fixed assets to the balance in the executive apparatus of JSC 'Kuzbassenergo" dd. 30.12.2003 №711;*
- *in the subsidiaries – by the same Orders.*

Fixed assets acquired with a purpose to further sale shall be accounted on the account 41 'Goods".

5.1.2. Inventory object shall be regarded as a unit of accounting of the fixed assets that is the object with all adjustments and accessories or separate constructively detached object subject to some single functions fulfillment, or separate complex of constructively jointed objects as an integration subject to the defined work fulfillment (par. 6 PBU 6/01 of Provisions on accounting "Fixed assets accounting" (Order of MF RF №26n dd.30.03.2001).

Inventory cost of the fixed asset's objects, i.e. computers shall be determined as a sum of the price of all devices (system block, monitor, printer, keyboard, mouse etc.) subject to work. Components and peripherals devices purchased as a change of the worn out shall be accounted as spare parts on the corresponding sub account of the account 10 "Materials".

5.2. Fixed assets valuation's ways

5.2.on acceptance to accounting objects of the fixed assets are valuated by the next ways:

a) purchase of the fixed assets for a payment - at a rate of actual expenses of the company for the purchase, defined according to par. 8 PBU 6/01 " the Fixed assets accounting " and gathered preliminary on the account 08 " Investments in non circulating assets ", the sub account " Purchase of separate objects of the fixed assets ";

b) construction of the fixed assets by the contract organizations and own-account construction - at a rate of actual expenses for the finished and putted out capital construction according to Provisions on accounting of long-term investments, authorized by the Order of MF of Russian Federation dd. 30, 12. 1993 № 160, gathered preliminary on the account

08 " Investments in non-circulating assets " by one object the subaccount " Construction of separate objects of the fixed assets ";

b) earning of the fixed assets as investments in the authorized (cumulative) capital – in monetary valuation approved by the incorporators (participants) if otherwise is not stipulated by the legislation of the Russian Federation (par. 9 PBU 6/01). The note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" in the correspondence with an account 75 "Payments with incorporators" is necessary. On the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" expenses (including transport and other delivery works) concerned the fixed assets earnings in the authorized capital shall be reflected;

d) gratuitous acquisition of the fixed assets from the legal entities and natural persons also on posting of the fixed assets revealed as surplus over the results of privatization at the market price as for the date of posting. On gratuities acquisition the note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" from the credit of the account 98 "Further incomes" is made according to corresponding analytics.
On the debit of account 08 "Investments in non-circulating assets " the subaccount " Acquisition of separate objects of the fixed assets " the expenses (including transport and other delivery works, registration fees and other expenses) concerned the gratuitous receipt of the fixed assets also are reflected. In process of amortization charge at the gratuitously acquired fixed assets, simultaneously, at a rate of charged amortization, records on the debit of account 98 " Further Incomes " according to corresponding analytics and to the credit of account 91 " Other profits and losses" in the composition of extraordinary incomes are made;

On surplus posting over results of inventory the record on the debit of account 01 "Fixed assets" from the credit of account 91 "Other profits and losses" is made.
Not accounted real estate revealed in the process of inventory shall be charged in the composition of the fixed assets after the documents submittal to the State registration.
Information on prices in force as for a date of accounting acceptance shall be approved by the documents or by way of expertise (par. 29 Methodical recommendations on the fixed assets accounting (Order of MF RF №91n dd. 13.10.2003).

e) acquisition of the fixed assets under the contracts providing execution of liabilities (payment) by nonmonetary assets at the cost of values transferred or subject to transfer to the Company according to the price which in comparable circumstances the Company usually determines cost of the similar values (par. 11 PBU 6/01);

f) Contract value shall be recognized as the value of the fixed assets acquired under exchange contracts which fixes the contract value of the exchange property;

5.2.2.Expenses on loans and credits (interests etc.) due to the fixed assets acquisition shall be included in the initial value of the fixed assets in accordance with par. 23, 31 of Accounting Provisions "Accounting of loans and credits, also their performance expenses" PBU 15/01 (Order of MF №60n dd.2.09.2001).

5.2.3Expenses (profits) on acquisition of the objects of the fixed assets arisen after its acceptance to accounting (cost and price difference, nonreimbursable taxes etc.) shall be accounted on the account

91 "Other profits and losses" in composition of extraordinary expenses (incomes) according to the corresponding analytics.

5.2.4.Changes in initial cost of the fixed assets shall be only in cases of completion, after equipment, reconstruction and modernization, partial liquidation and revaluation of the fixed assets.

5.2.5. Complex and partial revaluation of groups of similar objects of the fixed assets over the current (replacement cost) by way of indexation or direct converting according to documentary approved market costs is carried out one a year (as for the 1 January of the reporting year) on the ground of the single Order to the Company, and further is carried out regularly (one time in three year.

Revaluation sum of the fixed asset's object resulted to revaluation shall be charged on the account 83"additional capital" in amount charged minus its discount fulfilled the previous reporting periods and transferred to the account of profits and losses as operational expenses.

Revaluation sum of the fixed asset's object equal to the sum of its discount fulfilled the last previous periods and transferred to the account of profits and losses as expenses shall be transferred to account 91 "Other profits and losses" in composition of operational profits.

Discount sum of the object of the fixed assets shall be referred to the additional capital decreasing composed due to revaluation's sum of this object in the previous reporting periods (par. 15 PBU 6/01, ed. 18.05.2002). Excess of the discount sum of the object of the fixed assets over the sum of its discount related to the additional capital resulted the revaluation spent the previous periods shall be referred to the account 84 "Non distributed profits (uncovered loss)".

5.2.6. Sum of revaluation (discount) arose from revaluation of the fixed assets of the subsidiaries shall be transferred to the executive body of the Company on debit (credit) of account 79 "Intraeconomic payments" on subaccount " Payments on allotted property".

5.2.7. If the object of the fixed assets withdrew the sum of its revaluation shall be transferred from the account 83 "additional capital" to the account 84 "Non distributed profits (uncovered loss)" in composition of profit of the reporting period (par. 15 PBU 6/01, ed. 18.05.2002).

5.2.8. Valuation of the fixed asset's object which cost under acquisition is expressed in foreign exchange shall be realized by way of the sum conversion according to the rate in force of Central Bank of Russia by the date of the object charge to account 01 "Fixed assets".

Furthermore the rate difference shall be accounted on debit (credit) of account 08 "Investments in noncirculated assets" in the credit (debit) of account 91 "other profits and losses" in composition of the extraordinary expenses (profits) (par. 16 PBU 6/01).

5.2.9. Gratuitous transfer and sale of the fixed assets to the third-party companies and natural persons, charge-off of underamortization fixed assets from the balance due to their unfitness to use, also deficient fixed assets revealed under inventory or stolen shall be carried out according to the written resolution prepared by the Department on capital management of the executive body together with visas of corresponding services.

The document shall be subscribed by Deputies general director to the proper place:

- *fixed assets of nonindustrial activities (Housing and communal services, catering, autotransport etc.) – by the first deputy general director on common problems;*
- *industrial fixed assets – by the deputy general director, technical director;*
- *charge-off from the balance of amortized fixed assets due to their unfitness to use, also partial liquidation of the fixed assets shall be carried out on resolution of director of subsidiary or representative office.*

In the process of charging-off from the balance of underamortized fixed assets VAT falling at the underamortized part without revaluations shall be restored.

Stocks of materials and capital equipment remained due to discount of unfit to reconstruction and further use of the fixed assets shall be debited at the market price as for the date of the fixed assets object's discount together with transfer to account 91 "Other profits and losses" in composition of operating profits.

5.2.10. Depreciated cost of the retired object of the fixed assets from the credit of account 01 "Fixed assets" shall be withdraw to the debit of corresponding subaccount of account 91 "Other profits and losses":

- *in composition of operating expenses in case of the fixed asset's retire due to sale, charge-off in case of moral or material depreciation;*
- *in composition of extraordinary expenses in case of the fixed asset's retire due to gratuitous transfer.*

Retire of object of the fixed assets transferred on account of investments in the authorized (composed) capital, pay fund in amount of its depreciated cost shall be reflected on debit of account of expenses accounting and credit of account of he foxed assets accounting.

If the object of the fixed assets has not depreciated cost (fully amortized), amount of the conditional value shall be reflected in bookkeeping as operating profits in the line 09010 of the form 2 "Report on profits and losses".

5.2.11. Expenses on the fixed assets charge-off due to accidents, natural disasters and others emergency situations shall be reflected in bookkeeping of reporting period in composition of emergency expenses.

5.3. Depreciation of fixed assets

5.3.1. The method of depreciation of the objects of fixed assets is linear, reasoning from the dates of the effective use of these objects. The depreciation of the objects of fixed assets, taken on accounting before 01.01.2002, is accrued in accordance with the Regulation of the USSR Council of Ministers from 22.10.1990 № 1072 "About the unified standards of depreciation charges for the complete reconstruction of fixed assets of the economy of the USSR". The depreciation of the objects of fixed assets, taken on accounting since 01.01.2002, is accrued in accordance with the Regulation of the Government of RF from 01.01.2002 № 1 "About the classification of fixed assets included in depreciation groups".

5.3.2. The depreciation of the objects of immovable property, capital investments of which are completed, all primary acceptance instruments are drawn up, the documentation is handed over the state registration and practically put into operation, is accrued in accordance with the established procedure – since the first day of the month, following the month of setting the object into operation. The objects are regarded as the objects of fixed assets.

5.3.3. The objects of fixed assets at the cost of up to RUR 10 000 per unit (bought editions, not belonging to the library as well) are charged off according to the item "Depreciation" as far as they are put into production or operation. This operation is mentioned in accounting on debit of accounts of inputs account (selling costs) and account credit 01 "Fixed assets" and drawn up by the Act of charging off according to MB-8 form. Such objects are reckoned in the record keeping at the cost of 0. In case of modernization (reconstruction) of these objects, the modernization (reconstruction) expenses are charged to the increase of the cost of the object and depreciated in accordance with the established procedure.

The executive body, affiliated companies and the representative office control the movement of these objects in order to ensure their safety in the process of production and operation. Records management of these objects in places of their operation is kept in "The bill of assets at the cost of up to RUR 10 000, put into operation" according to the suggested form, apart from the fixed assets,

depreciated in accordance with the established procedure (Appendix 2 to the present Regulation). Accounts department and persons in charge control the correspondence between the records in the bill and inventory sheets.

The retirement of the objects at the cost of up to RUR 10 000 is drawn up by "The Act of retirement of fixed assets at the cost of up to RUR 10 000", according to the suggested form (Appendix 2 to the present Regulation).

5.3.4. Depreciation of the following objects is not accrued:

- housing resources (par.17 PBU 6/01);

- objects of external accomplishment (par.17 PBU 6/01);

- productive cattle (par.17 PBU 6/01);

- perennial plantations (par.17 PBU 6/01);

- lands (par.17 PBU 6/01);

- objects of nature management (par.17 PBU 6/01);

- fixed assets, received before 01.01.2000 under contracts of donation and gratis in the process of privatization;

- books, brochures and other editions.

5.3.5. The process of depreciation accrual can be interrupted by the decision of the director of the affiliated company in the period of restoration (repair, modernization, reconstruction) of the objects of fixed assets, that lasts more than 12 months, and in case of their temporary closing-down for the period of more than 3 months under the order of the JSC "Kuzbassenergo" (par.23 PBU 6/01).

5.3.6. Accrued depreciation of the objects of fixed assets of production purposes under the account credit 02 "Depreciation of fixed assets" control account "Accrued depreciation" is sent to finance capital investments of production purposes as a record in debit of account 02 "Depreciation of fixed assets" control account "Accrued depreciation" from credit 02 "Depreciation of fixed assets" control account "Depreciation of capital investments".

The off-balance account with the acceptance (transfer) of the funding source among the affiliated companies under off-balance aviso is kept, when nesting at the cost of inter-branch depreciation redistribution

5.4. The procedure of accounting and financing of the repair of fixed assets.

5.4.1. For a current fiscal year the reserve for repair work is created on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" at the rate established by the estimate of expenses of the annual standard of repair cost, including it into production costs monthly (accounts 23, 25, 26) at the rate of 1/12 of annual estimate. The reserve is created to include expenses for all types of repair work of fixed assets of production purposes into production costs.

At year end the adjustment of the repair reserve is performed:

- extra reserved money for the repair of fixed assets (as a result of inventory taking) is reversed an entry.

- in case of stress of reserve money for repair of fixed assets, extra charge takes place under debit of accounts of the records of production costs and on account credit 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes".

Account of repair expenses is carried out separately according to the types of repair (thorough

repairs and current repairs) and methods of carrying out (contract and household).

All the expenses for repair of fixed assets of production purposes, carried out with the help of:

- household method – are accounted object by object on account 23 "Auxiliary processes" under control accounts "Thorough repairs of fixed assets using the household method" and "Current repairs of fixed assets using the household method". Later they will be put in corpore into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" every month.

- contract method – are put in corpore from account credit 60 "Settling with suppliers and contractors" on the corresponding control accounts into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes"

In case of stress of reserve money for repair of fixed assets (including leasehold assets) of production purposes, debit balance on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" is mentioned in the line of the balance "Other production costs and resource" at the end of month

Expenses for repair of fixed assets of non-production purposes are charged off from the credit of corresponding control accounts of account 23 "Auxiliary processes" or account 60 "Settling with suppliers and contractors" into debit of account 29 "Attendant production and households".

5.5. Account of intangible assets.

5.5.1. Intangible assets include the objects of intellectual property under all implemented terms, mentioned in par.3 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n)

5.5.2.To be taken on accounting the objects of intangible assets are valued in the following ways:

a) intangible assets acquisition subject to payment – at the rate of actual expenses of the Company for the acquisition of the assets, defined in accordance with par.6 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n), collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

b) creation of intangible assets by the Company itself – at the rate of actual expenses for creation and production except for value added tax and other refundable taxes, collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets"(par.7 PBU 14/2000);

c) deposition of intangible assets in authorized capital – in pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF (par.9 PBU 14/2000).A preliminary record is made in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" in correspondence with account 75 "Settling with founders". The expenses connected with deposition of intangible assets in authorized capital are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

d) non-repayable donation of intangible assets from legal and natural persons - at the common rate at the date of posting. A record in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" from account credit 98 "Revenue of next periods" is made. The expenses connected with non-repayable donation of intangible assets are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets". The information about the prices, established at the date of taking on accounting, is confirmed authentically or by examining.

By depreciation accrual of such intangible assets at the same time at the rate of accrued depreciation the records are made on debit of account 98 "Revenue of next periods" in corresponding

analytics and account credit 91"Other receipts and expenditures" in non-disposal revenue;

e) acquisition of intangible assets under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or being subject to transfer by the Company, set reasoning from the price that is fixed by the Company for similar values in similar circumstances (par.11 PBU 14/2000);

f) the cost of intangible assets is the contract value; the assets received under contracts of exchange which fix the contract value of exchanged property;

5.5.3.Depreciation of all groups of intangible assets is carried out with the linear method, based on the standards calculated on the basis of the period of the effective use of the objects of intangible assets, using account 05 "Depreciation of intangible assets" (par.15, 16, 21 PBU 14/2000).

5.5.4. The period of the effective use of intangible assets is defined independently when the object is taken on accounting, reasoning from the expected period of use of an object, when it is possible to collect revenue. The expected period of the effective use should not exceed the period of validity of a patent, a licence and other legal documents and limits on the use of the objects of intellectual property according the present legislation of Russian Federation (par.17 PBU 14/2000).

If it is impossible to define the period of the effective use of intangible assets, the standards of depreciation charges are set counting on 20 years (but it should not exceed the period of functioning of the Company).

5.6. Lease of fixed assets

5.6.1. The leased property is mentioned apart in accounting. All the leased property expenses are carried out on account 90 "Selling". Depreciation of leased property is mentioned on account credit 02 "Depreciation of fixed assets" and debit of account 90 "Selling".

Full payback of the objects (including local taxes: acre-shot, tax on property, etc.) should be provided in lease contracts.

5.6.2. Account of leased fixed assets is kept on off-balance account 001 "Leased fixed assets" according to the valuation, fixed in lease contracts. Analytic account is kept regarding lessors and every object of leased fixed assets.

5.6.3. Lease contract defines the period of leasing of fixed assets, the amount of rental fee, the terms of the keeping and repair work, valuation changes as a result of thorough repairs, and procedure of settlements.

5.6.4. The property, purchased for leasing and profit earning, is mentioned in accounting on account 03 "Income investments in stocks of materials and capital equipment".

5.7. Account characteristics of the investments in non-circulating assets.

5.7.1. Running OKS costs (wage cost, travel expenses) are covered at the expense of the funds, aimed at financing of capital construction and included in the inventory cost of exploited objects (par.1.4. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160).

5.7.2. Every month running OKS costs of the executive body are distributed among the affiliated companies pro rata SMR volume of affiliated companies in accordance with the coefficient, calculated as in the ratio of SMR volume of an affiliated company for the reporting month and total SMR volume of the Company for this month.

5.7.3. Capital construction expenses are included in inventory cost of objects of capital investments at taking them on accounting. They are classified by par.3.1.7. of the Regulation on accounting of long-

term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160 as the expenses not leading to the increase in the cost of fixed assets.

5.7.4. If the Company has shares when the construction is under way, the transfer of monetary funds or property to the chief builder on the basis of share holding is reflected as a accounts receivable of this construction by the record in debit of corresponding control account of account 76 "Settling with various debtors and creditors" in correspondence with accounts of accountability of monetary funds or property.

When the construction (or it's part) comes to an end the corresponding expenses are taken on account by the record from account credit of the corresponding control account 76 ""Settling with various debtors and creditors" in debit of account 08 "Investments in non-circulating assets", control account "Construction of the objects of fixed assets".

5.7.5. If the Company is the chief builder, the money, received from the builders who have shares, is mentioned as money for purpose financing on debit of account 86 "Purpose financing" in correspondence with accounts of accountability of monetary funds or property.

5.7.6. Account of NIOKR in the Company is carried out in accordance with the Regulation on accounting "Account of expenses for research engineering, development and technological activity" (PBU 17/02).

The expenses for research engineering, development and technological activity are recognized in accounting if:

- *The sum of the expense can be defined and confirmed;*
- *There is documentation that proves execution phase;*
- *The results of the activity used in production and operation will lead to revenue in future;*
- *The use of results of research engineering, development and technological activity can be demonstrated.*

The expenses for NIOKR are mentioned in accounting on account 08 "Investments in non-circulating assets" (par.5 PBU 17/02).

The expenses for NIOKR, which results are subject to legal safeguard and drawn up in accordance with legislation order (patents, licenses and other documentation are received to attest the exclusive right of the Company to possess the results of NIOKR), can be considered intangible assets.

The expenses for NIOKR , which results are not drawn up in accordance with established procedure, are charged off from account credit 08 "Investments in non-circulating assets" for the expenses for usual activities using the linear method during the fixed period (par. 11 PBU 17/02). The period of charging off the expenses for NIOKR is set within 3 years.

The expenses for NIOKR, which results were not satisfactory, and the results of NIOKR which use was stopped, are drawn up by the decision of PTO of an affiliated company. The decision can be viewed by the service of PTO of the executive body and with the written permission of the technical director. The expenses are charged off at a time in non-disposal expenses of the reporting period.

5.7.7. The objects of incompleted capital construction, which construction was stopped and won't be carried out because of lack of funds in future, exposed to revaluation, the cost of revaluation is transferred from account credit 84 "Surplus earnings (dead loss)" in debit of account 83 "Surplus capital" and as a record from account credit 08 "Investments in non-circulating assets" in debit of account 91 "Other receipts and expenditures" in the sum of actual expenses incurred.

The charge off the objects of incompleted construction is carried out on the basis of the regulatory document (order, instruction, etc.), prepared by OKS of the executive body with the explanation of the reasons for charging off on the basis of the letter of inquiry of the affiliated company about charging off and inventory carried out.

5.8. Inventory accountability

5.8.1. Inventory includes assets:

- *for being used as raw material, materials, etc. in the process of production, in execution phase and rendering of service, repair work of fixed assets, building and assembly jobs, cultural and educational needs;*
- *aimed at being sold (finished commodity);*
- *aimed at being used as means of labour during the 12-month period;*
- *aimed at being used by the Company for meeting its administrative needs.*

5.8.2.Inventory, tools and household fixings used less than for 1 year-period are included in inventory on account 10 "Materials".

5.8.3. The stock-list number, worked out for a definite name of inventory, is taken as an accounting unit.

5.8.4. Taking on accounting of the inventory, its valuation is carried out in the following ways:

- *acquisition subject to payment – the sum of actual expenses for acquisition except value added tax and other taxes compensated from the budget, defined in accordance with par.6, 11 PBU 5/01 (the Order of the Ministry of Finance of RF from 09.06.2001 № 44n), with the glance of the regulations of par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" with the glance of interests and other expenses for borrowed current assets;*
- *making by own strength – reasoning from actual expenses, connected with the production of the inventory. Account and formation of inventory expenses is carried out in the order, established to define the net cost of applicable types of production (par.7 PBU 5/01);*
- *invested in authorized capital – reasoning from pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF , with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation, according to par.6 PBU 5/01 (par.8, 11 PBU 5/01);*
- *received gratis or under the contract of donation, left from retirement of fixed assets and other property and posting of the inventory, revealed as surplus as a result of inventory taking – reasoning from current market cost considering the posting date with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation (par.9, 11 PBU 5/01).*
- *received under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or subject to transfer to the Company, fixed reasoning from the price that is fixed by the Company for similar values in similar circumstances. If it is impossible to define the cost of assets, transferred or subject to transfer to the Company, the cost of the inventory, received by the Company under the contracts, providing for discharge of obligations (payment) with non-monetary fund, is defined reasoning from the price, that is more suitable for acquisition of similar inventory in similar circumstances. The actual cost price of the inventory includes actual expenses for the delivery of the inventory and putting it in conditions for operation in accordance with par.6, 10, 11 PBU 5/01;*
- *The cost of the inventory, received under the contracts of exchange, which fix the contract value of the exchanged property, is the fixed contract value.*

5.8.5. The evaluation of the inventory, which cost is evaluated in foreign currency at the moment of acquisition, is estimated in rubles at the rate of exchange fixed by the Central Bank of RF on the day of taking the inventory on accounting.(par.15 PBU 5/01).

5.8.6. The inventory received by the Company without calculated-paid documents (non-invoiced deliver) are taken on discount at the price fixed in the contract. If the price is not fixed in the contract, in order to fix it and the amount of payment or account payable, the price, used by the Company in similar circumstances with similar inventory, is tagged (par.6.1. PBU 10/99). After calculated-paid documents are received, the difference between the actual cost of inventory and its valuation at the moment of taking on discount is included in the same expenses accounts the inventory was charged

off, and in the balance of the inventory at the store pro rata its volume.

If calculated documents of non-invoiced delivers were received a year later after the annual accounting had been performed, it means that:

a) account cost of the inventory is not changed;

b) the rate of value added tax is used in accounting in accordance with established procedure;

c) settling with a supplier is being adjusted, the difference between account cost of the inventory and its actual cost is charged off in the month, when the calculated documents were received:

- cost decrease of the inventory is mentioned on debit of account 60 "Settling with suppliers and contractors" and account credit 91 "Other expenses";

- cost increase of the inventory is mentioned on debit of account 91 "Other expenses" and account credit 60 "Settling with suppliers and contractors" (par.41 of Methodical Instructions on the inventory accounting (confirmed by the Order of the Ministry of Finance of RF from 28.12.2001 № 119n).

5.8.7. Merchandise bought for sale by retail are accounted at the value of sales on account 42 "Trading extra charge" (par.13 PBU 5/01). The amount of extra charge, falling at the remains of unrealised products, is fixed reasoning from the percentage of the cost of retired products to the cost of the accounted ones.

5.8.8. Merchandise bought for selling in wholesale are accounted at the acquisition cost with the glance of the expenses for provision and delivery of the products to the stores (bases) till the moment they come into the market (par.13 PBU 5/01).

5.8.9. The inventory, owned by the Company, but being delivered, or transferred to a customer to pawn, is taken on discount in value, fixed in the contract with sequential adjustment of actual cost (par.26 PBU 5/01).

5.8.10. The account of purchased fuel for energy generation is carried out at actual cost and includes: the fuel cost according to the bills of suppliers, including discounts (extra charge) because of poor (good) quality, the payment for other services provided by the supplier and commodity exchange, railway rate quotation of fuel from the shipment place to the station of destination and from the station of destination to discharge arrangements, other expenses according to par.6, 11 PBU 5/01, except the expenses of fuel- shipping department.

The expenses of fuel supply workshop for unloading, warehousing and intraoffice transference of fuel from the stores and fuel delivery for meeting technological needs are not included in the net cost. They are referred to the expenses for power generation of TTTS (par.4.7. of Methodical Instructions on fuel account at heat power plants RD 34.09.105-96).

5.8.11. On putting the inventory (except the products accounted at value of sales) in production and other type of retirement the valuation is appraised at average net cost of each type of inventory. The average valuation of actual cost of the materials released in production or charged off for other purposes, is estimated by the defining of the actual cost of the material at the moment of its release (sliding valuation).

5.8.12. The putting into production (operation) of the inventory holdings is drawn up as a blading according to form M-11 for intraoffice transference (from one advance holder to another one).

The charging off the inventory in production, except for construction materials, is carried out on the basis of the act of charging off the equipment and other types of the inventory in suggested form (Appendix № 2 to the present Regulation).

The charging off the inventory in production is carried out on the basis of the act of charging off the inventory in suggested form with simultaneous drawing up the blading according to form M-11 for putting in production (Appendix № 2 to the present Regulation).

5.8.13. The account of special tools, special devices, special equipment and working clothes is carried out in the Company in accordance with the Methodical Instructions on accounting of special tools,

special devices, special equipment and working clothes, confirmed by the Order of the Ministry of Finance of RF from 26.12.2002 № 135n..

The list of the means of labour accounted as special tools, special devices, special equipment, used for carrying out non-standard operations (par.2 of the Methodical Instructions), is defined by the affiliated company independently reasoning from the peculiarities of the engineering procedure.

When defining the composition and groups of special equipment one should take into account the All-Russian classifier of fixed assets OK-013-94 (confirmed by the Resolution of the State Committee on standards, metrology and inspection certification from 26.12.94 № 359), and the All-Russian classifier of types of economic activity, production and services OK-004-93(confirmed by the Resolution of the Government standard of RF from 06.08.93 № 17).

Special equipment, working clothes and other means of man-to-man defense, regardless of their cost and the period of effective use, is referred to the means put into circulation (par.50 "The Regulation on bookkeeping of RF", confirmed by the Order of the Ministry of Finance of RF from 29.03.2000). These means are mentioned in control accounts 10.10 "Special equipment and working clothes at the store" and 10.11 "Special equipment and working clothes in use", open to the balance account 10 "Materials".

Bedding, tools aimed at carrying out the standard types of production (par.4 of the Methodical Instructions) and other inventory included in the means put into circulation are mentioned in account 10.9 "Inventory and household equipment"

Working clothes and other means of man-to-man defense, special equipment which can be used up to 12 months, according to the standards, are charged off in debit of accounts of expenses for production at the moment of its transference to the workers of the Company (par.21 of the Methodical Instructions)

The charge off the given working clothes, other means of man-to-man defence etc. is carried out on the basis of the act on charging off according to form MB-8 with simultaneous drawing up the blading according to form M-11 for putting in production.

If the period of operation is more than 12 months, the cost of working clothes and other means of man-to-man defense etc. is covered with the linear method reasoning from the periods of the effective use (par.26 of the Methodical Instructions).

To get working clothes, other means of man-to-man defense etc. aimed at long-term use, a worker must sign in worker's personal card (form MB-2) and in the list accounting the issue of the working clothes, other means of man-to-man defense etc. (form MB-7).

The cost of special equipment is covered with the linear method reasoning from the actual cost of the object and standards reasoning from the periods of the effective use of the object (par.24 of the Methodical Instructions). The period of the effective use of special equipment in affiliated companies is set by the permanent Commission individually for each type of special equipment.

The charge off the special equipment and working clothes is carried out in case of actual retirement (obsolescence, depreciation, selling, gratuitous assignment, investment in authorized capital of other companies, disposition in case of an emergency etc.).

5.8.14. The charge off the inventory delivered under the contract of donation or gratis is carried out on the basis of the basic document on the release of materials (the blading on the release of materials, of form M-15, the instructions on the release of materials or the order on the release of materials and "the Act of gratuitous reception- assignment of the inventory" (Appendix № 2 to the present Regulation). The materials are charged off in accordance with par.5.8.11 of the present Regulation. The cost of the donative materials is referred to the finance results of non-realized expenses (par.12 PBU 10/99 "The expenses of the Company" from 06.05.1999 № 33n, par.132 of "The Methodical Instructions on the inventory accounting" from 28.12.2001 № 119n (version of 23.04.2002).

5.8.15. Actual reserves of coal, mazut and other stock of materials are created according to the standards, confirmed by the directors of the Company. It is connected with the seasonal nature of production and energy supply.

5.8.16. The inventory, unloaded by the supplier and had not been delivered at the stores of the Company, which became the property of the Company (regardless of the fact of payment), is mentioned as the inventory that was not delivered at the end of the month.

5.8.17. The reception and posting of the materials is carried out by putting on the documents of the supplier a stamp with essential elements of the posting order (account, blading) (par.49 of "the Methodical Instructions on the inventory accounting" from 28.12.2001 №119n (version of 23.04.2002) and not by the drawing up the posting order (form M-4) if there is no discrepancy between the data of the supplier and actual data (quality and quantity).

5.8.18. The reception, storing, control and issue of ethyl alcohol is carried out in order provided by " Instruction on reception, issue, transportation and control over ethyl alcohol", confirmed by the Ministry of food industry of the USSR 25.09.85 (from here- Instruction). This Instruction covers all the types and kinds of ethyl alcohol regardless of the way of its purchase and the purpose of further use.

The reception and posting of ethyl alcohol is carried out in anhydrous calculus (in decalitres) on the basis of the Act of the form № P-24 "About the shipping and acceptance of ethyl alcohol" (Appendix № 7 to the Instruction) with the glance of data about the actual quantity of ethyl alcohol, received as a result of measuring conducted by the company officials and mentioned in the section of the Act.

The issue of ethyl alcohol to production departments and laboratories is carried out in accordance with par.2.1. of the Instruction and drawn up as a requisition according to form № P-29 to the Instruction).

The results of acceptance and issue of ethyl alcohol carried out on the basis of corresponding posting and expenses documents are fixed in the log book of the measuring of ethyl alcohol according to form № P-23 (Appendix №4 of the Instruction), conducted by the official who is responsible for the acceptance, issue and storing of ethyl alcohol.

In accordance with the requirements of par. 2.6. of the Instruction production departments and laboratories keep records of supply and consumption of ethyl alcohol every day in the book where they fix the name and the number of industrial operations and analysis, the quantity of consumed ethyl alcohol for each operation and for a day.

The rest of ethyl alcohol at the beginning and at the end of the month is shown according to the inventory taking, that is conducted in accordance with section 6 of the Instruction on the first day of each month. The results of the inventory taking are drawn up as the acts according to form №P-27 (Appendix № 21 to the Instruction).

The declarations "About the volume of output and circulation of ethyl alcohol out of food raw material" are shown quarterly by the Company to the rating authorities and executive authorities, granted a license of this type activity, according to appendixes 2 and 7 to the Resolution of the Government of RF from 25.05.99 № 564 "About the approval of the Regulation on avowal of the production and circulation of ethyl alcohol, alcoholic and spirit-based products".

5.9. Account of financial investments.

5.9.1. The account of financial investments in the Company is carried out in accordance with PBU 19/02 "Account of financial investments", confirmed by the *Order of the Ministry of Finance of RF from 10.12.2002 № 126n.*

5.9.2. The financial investments of the Company include (par.3 PBU 19/02):

- *state and municipal securities, securities belonging to other companies, including debt securities which fix the date and the cost of acquittance (bonds, bill of credits);*
- *investments in authorized capitals of other companies (including subsidiaries and dependent companies);*
- *loans granted to other companies;*

- *deposit investments in lending agencies;*
- *accounts receivable acquired on the basis of assignment;*
- *investments under the contracts of joint adventure etc.*

5.9.3. Accounting of financial investments is carried out on account 58 "Financial investments" with the division of the investments on short-term and long-term, according to the application date (maturity date) and the intentions:

- long-term investments, when the schedule data of the application (maturity) date is more than one year or the investments are made to collect revenue for more than a year;

- short-term investments, when the schedule data of the application (maturity) date is less than one year or the investments are made without the intention to collect revenue for less than a year;

5.9.4. Financial investments are taken on accounting at original cost. The original cost of financial investments, purchased subject to payment, is the sum of actual expenses of the Company for their acquisition, except for value added tax and other compensated taxes (except cases provided by the Legislation of RF about taxes and tallage).

Actual expenses for acquisition of assets in the capacity of financial investments are:

- *the sums paid to a salesman in accordance with the contract;*
- *the sums paid to the companies and other persons for information and consultation services connected with the acquisition of the mentioned assets;*
- *the bonuses paid to mediator companies or another person through whom the assets were bought in the capacity of financial investments;*
- *the expenses of the received loans and lending, made before financial investments are taken on account, at the acquisition of financial investments at the expense of borrowed current assets (par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" confirmed by the Order of the Ministry of Finance of RF from 02.08.2001 № 60n);*
- *other expenses connected with the acquisition of the assets in the capacity of financial investments.*

Actual expenses for the acquisition of the assets in the capacity of financial investments are defined according to the differences in sums if the payment is in rubles and makes the sum equivalent to the sum in foreign currency, before the assets in the capacity of financial investments are taken to the account.

5.9.5. The original cost of finance investments made in the authorized capital of other companies is the pecuniary valuation, coordinated among the founders (members) of the companies, if nothing else is provided by the Legislation of RF.

At payment of the deposition in the authorized capital with non-monetary funds on account 58 "Financial investments" the depreciated cost of transferred objects is mentioned. At the reception of the deposition in the authorized capital with non-monetary funds on account 80 "Authorized capital" the pecuniary valuation of the transferred objects coordinated by the founders is mentioned; account 58 "Financial investments" of the founder and account 80 "Authorized capital" of the receiving party will have different cost valuation.

5.9.6. The original cost of the loans given to other companies is the sum of actual transferred monitory funds or the book cost of the property, if the loan presents the property (non-monitory funds).

5.9.7. The original cost of the financial investments, deposition under the contract of joint adventure is the pecuniary valuation coordinated by the partners of the joint adventure.

5.9.8. The original cost of the financial investments acquired under the contracts providing for discharge of obligations (payment) with non-monetary funds is the cost of assets, transferred or being subject to transfer by the Company.

The cost of the assets , transferred or being subject to transfer by the Company, is set reasoning from the price that is fixed by the Company for setting similar costs in similar circumstances.

If it is impossible to set the cost of the assets transferred or being subject to transfer by the

Company, the cost of the finance investments received by the Company under the contracts providing for discharge of obligations (payment) with non-monetary funds is set reasoning from the cost of acquisition of similar finance investments in similar circumstances.

5.9.9. The original cost of the financial investments received gratis such as securities is:

- *the current market cost on the day of the taking on account. The current market cost of securities is their market price calculated in accordance with established procedure by the trade organizer at the equity market;*
- *the sum of pecuniary valuation that can be received as a result of received securities sale on the day of their taking on account – for the securities which are not taken into account when the trade organizer at the equity market does not calculated the market price.*

5.9.10. The finance investment which help to set in accordance with established procedure the current market cost are mentioned in accounting at the end of fiscal year at the current market cost by the adjustment of their valuation on the previous fiscal date. The mentioned adjustment is carried out quarterly.

The difference between financial investments valuation at the current market cost on the fiscal date and the previous financial investments valuation is referred to the financial results (composed of operational receipts and expenditures).

Financial investments which do not set the current market cost are mentioned in accounting on the fiscal date at the original cost.

If on the fiscal date the current market cost of the object of financial investments, earlier valuated at the current market cost, the current market cost is not set, such an object of financial investments is mentioned in accounting at the cost of its last valuation.

5.9.11. The original market cost of debt securities which do not set the current market cost is not made into the principal value (par.22 PBU 19/02 "Account of financial investments" from 10.12.2002 № 126n).

5.9.12. On the retirement of the asset, taken on accounting in the capacity of financial investments; that does not set the current market cost its cost is defined reasoning from the original cost of each unit of the accounting of financial investments (par.26 PBU 19/02).

5.9.13. On the retirement of the assets taken on accounting in the capacity of financial investments, which define the current market cost, their cost is defined reasoning from the last valuation.

5.9.14. The valuation of financial investments at the end of the fiscal period is carried out at the original cost of each unit of the accounting of financial investments and at the current market cost (par.32 PBU 19/02).

5.9.15. According to par.6 PBU 19/02 in the analytical account the following information about state securities taken on accounting and securities belonging to other companies is given:

- *name of the Issuer (Company);*
- *name of the securities;*
- *number, series etc.;*
- *nominal price;*
- *buying price;*
- *expenses for the acquisition of securities;*
- *total amount;*
- *date of purchase;*
- *date of sale and other retirement;*
- *storing place.*

5.10. Account of the foreign currency transactions and payments in conventional units.

5.10.1. The property and liabilities which cost is expressed in a foreign currency, are taken on accounting in ruble valuation converted according to the rate of exchange of the Central Bank of RF on the date of the conducting of a transaction; for drawing up of the accounting – according to the rate of exchange of the latest in the accounting period quotation of rate of the Central Bank of RF (par.3, 6 PBU3/2000).

5.10.2. The ruble valuation of the property (fixed assets, intangible assets, long-term securities, inventory) purchased at foreign currency and posted at the original cost or at the sum of actual expenses for the purchasing (par.9 PBU 14/2000) is not counted over at the drawing up of the accounting.

5.10.3. The differences in rates of exchange arisen as the difference between the ruble valuation of the property or the liability which cost is expressed in a foreign currency calculated at the rate of exchange of the Central Bank of RF on the date of the discharge of liabilities of payment or on the reporting date of the drawing up of the accounting for the reporting period, and the ruble valuation of the property or the liability calculated at the rate of exchange of the Central Bank of RF on the date of the taking them on accounting in the reporting period or on the reporting date of the drawing up of the accounting for the previous reporting period, are referred to on account 91 "Other receipts and expenditures" in the list of non-disposal revenue (expenses) as far as they appear (par.13 PBU 3/2000).

5.10.4. The differences in sums arisen at the settlement for the inventory, performed work, services rendered which cost is expressed in conventional units are included in the expenses for purchasing of the mentioned assets and reflected on the accounts of the inventory and expenses account till the moment of their posting. The differences in sums arisen after the posting of the inventory, performed work, services rendered are referred to on account 91"Other receipts and expenditures" in non-disposal revenue (expenses) as far as they appear.

5.10.5. The differences in sums arisen at the settlement with the banks at the purchase (sale) of a foreign currency at the rate of exchange different from the rate of the Central Bank of RF is referred to on account 91"Other receipts and expenditures" in non-disposal revenue (expenses) as far as they appear.

5.10.6. The differences in sums arisen at other taking (fines, penalties, forfeits), connected with the implementation of the economic contracts, are referred to on account 91 "Other receipts and expenditures" in non-disposal revenue (expenses) as far as they appear".

5.11. The account of the transactions on the settlement accounts.

5.11.1. The settling with debtors and creditors is reflected in the accounting in the sums from the entries and acknowledged by the Company as the correct ones (par.73 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance from 29.07.1998 №34n).

The sums on the settling with the banks and the budget are coordinated with the applicable companies, the reservation of the undetermined sums on the balance is not admitted (par.74 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance of RF from 29.07.1998 №34n).

5.11.2. The settling with debtors and creditors is reflected on the applicable accounts provided by the Unified work plan of the accounts of bookkeeping of the Company in accordance with the requirements of timeliness and comprehensiveness of the accounting.

5.11.3. In accordance with the admission of time certainty of economical activity facts, the accounts receivable and the bill payable are created in the current accounting in the reporting period when the

applicable facts of the economical activity took place, regardless of the actual time of intake or pay-out of the monetary funds connected with these facts (par.6 of the Regulation on the accounting "Account policy of the Company" PBU 1/98 (the Order of the Ministry of Finance of RF from 09.12.1998 № 60n).

5.11.4. The sums received from the customers in the form of Available Funds are reflected on account credit of the applicable control of account 62 "Settling with buyers and customers".
Discharge of liabilities by the discount of the counter claim, including the transient supply, is reflected according to debit of account or account credit of the applicable expenses account.

5.11.5. The discharge by the discount of the counter claim (art.410 of CC of RF) is defalked on the following terms:

- *the actual existence of counter debts, admitted and unchallenged by the parties;*
- *the uniformity of the counter claims, that means the comparability of the debts and the possibility of bringing them to the equivalent (pecuniary valuation);*
- *the date of the discharge of liabilities has come, or it is not indicated or fixed by the moment of claiming;*
- *the absence in the text of the contract of the term about the inadmissibility of the discount sequential from this contract.*

5.11.6. The discount of the mutual claims is defalked both by the agreement of the parties and on the unilateral basis with informing of the other party, after the revise of the mutual debts and drawing up of the act of the account revise (in the optional form specifying all the requisites needed for the mutual discounts), signed by the plenipotentiaries of the parties.

If the amounts of counter debts differ, the debt which amount is bigger is discharged only in an applicable part, all the rest remains without changes.

5.11.7. Reasoning from par.5.11.5, 5.11.6. of the present Regulation the suppliers liabilities discounts which are not grounded by calculated-paid documents (non-invoiced delivery) are not defalked till calculated-paid documents are received and the factual rate of the bill payable is defined on their basis.

5.11.8. The discounts are not defalked if by the application of the alter the term of actional prescription is subject to the claim and this term is expired (art.411 of CC of RF).

5.11.9. The change of the persons in the liability under the assignment contracts is reflected in the accounting in the following way:

- *on the assignment of debt to the Company and affiliated companies, for example of the debtors-energy consumers to the affiliated company Energosbyt, the original debtor is substituted for a new debtor if the Company agreed to assign the debt with the reference to the requisites of the principal contract and the requisites of the assignment agreement (par.1 art.391 of CC of RF). The energy debt is reckoned in corpore in the new debtor account, it means that the original liability is not considered to be fulfilled;*
- *on the assignment of debts by the Company to the other person, the Company debt to the creditor is cut off. The Company debt to the creditors is written off if the creditor agrees to assign the debt to the new debtor with the reference to the requisites of the principal contract and the requisites of the assignment agreement;*
- *on the assignment of debt of the Company or its affiliated companies to the new creditor, it's reflected in the accounting only after the debt notification of the assignment of debt of the original creditor to the new creditor had been received. The bill payable to the new creditor is still reckoned in corpore in the account of the Company, it means that the original liability is not considered to be fulfilled;*
- *on the assignment of debts by the Company to the other person, the accounts receivable to the*

Company are cut off. In the account the accounts receivable on the interests are reflected as a record on debit of the applicable control account of account 62 ""Settling with buyers and customers" in the correspondence with the applicable control account of account 91 "Other receipts and expenditures". The debt of the previous debtor is written off from the balance of the Company at the assignment in accordance with the terms of the assignment contract as a record on debit of the applicable control account of account 91 "Other receipts and expenditures" with the simultaneous charge of VAT to be paid in the budget (ch.21 art.167 par.3 of IRC of RF; art.382 par.2 of CC of RF).

5.11.10. The own, bank and third party's bills of credit are used in the accounts only through the executive body of the Company.

5.11.11. The drawn own bills are reflected in the accounting on account 60 "Settling with suppliers and contractors" in the applicable analytics in the inner correspondence or in the correspondence with debit of account "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the bill payable.

On getting the aviso of the executive body about the bill drawing the affiliated company withdraws a bill payable, the applicable sums of VAT (except for VAT on capital investments) are transferred from account 19 "Value added tax on acquired values" to the balance of the executive body of the Company:

- *to deduction at computation in the part of expenses accepted for profit tax computation in the same month (par.1 art.170 of IRC of RF);*
- *In the part of expenses for capital investments – from the moment of depreciation of the commissioned object (par.5 art.172 of IRC of RF) with the copies of invoices and acts of objects commissioning attached, certified in accordance with established procedure.*

The acceptance to deduction of VAT sums on the acquired values, the bill was transferred to pay for, is carried out in the executive body at the moment of the payment of the own bill with monetary funds.

The handing over of the own bills in pawn to discharge a liability to the creditors is reckoned on the off-balance account 009 "Discharge of liabilities and payment security" with the analytical breakdown of the pawnbrokers.

5.11.12. The acquired bills (own debtors' bills) are reckoned in the accounting at bill sum with a glance of the interests owed according to the issue of bill terms under debit of account 62 "Settling with buyers and customers" in the applicable analytics in the inner correspondence or in the correspondence with account 79 "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the accounts receivable. On getting the aviso of the executive body about the bill acquisition to pay the accounts receivable the affiliated company withdraws the accounts receivable, the applicable sums of VAT on shipment are transferred to the balance of the executive body of the Company:

VAT, owed to be paid in the budget, is reflected in the accounting of the executive body at the moment of payment of a bill with monetary funds or transfer of goods (execution phase, rendering of services) on account of the payment of this bill (par.41.4 of the Methodical recommendations on use ch.21 "Value added tax" of IRC of RF from 20.12.2000, № BG-3-03/447, version of 26.12.2003).

5.11.13. The handing over of the acquired bills (own debtors' bills) to pay the bill payable is reflected in the accounting as a sale of rights of property by a record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with account 91 "Other receipts and expenditures" of the applicable control account. The accounts receivable to the Company or its affiliated companies, the bill was acquired to pay for, is written off from the balance by the record on account credit 91 "Other receipts and expenditures" of the applicable control account with simultaneous VAT charge owed to be paid in the budget.

5.11.14.. The acquired bills , including the bills acquired under the endorsement (bank and third party's bills) are reckoned at the rate of actual expenses for acquirement (acquisition) defined in accordance with par.5.9.4. of the present Regulation under debit of account 58 "Financial

investments" on the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".
If the bill is received to pay the accounts receivable to the Company or its affiliated companies, the accounts receivable is liquidated by the record on the applicable control account of account of the accounts receivable in the correspondence with debit of account 76 "Settling with various debtors and creditors" which reckons the bill payable for the received bill with simultaneous VAT charge owed to be paid in the budget.

If such a bill pays the accounts receivable of the affiliated company, the record is made on debit of control account of account 76 "Settling with various debtors and creditors" which reckons the bill payable for the received bill in the correspondence with account 79 "Internal accounts". On getting the aviso the affiliated company withdraws the accounts receivable by the record on account credit of the account of the accounts receivable in the correspondence with account 79 "Internal accounts", with simultaneous VAT charge owed to be paid in the budget.

5.11.15. The handling over of the bank bill or the third party's bill to pay the bill payable is reflected in the accounting as the property sale by the record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with the applicable control account of account 91 "Other receipts and expenditures" (Letters of the Ministry of Finance of RF from 24.06.1997 № 04-02-13, from 07.08.1998 № 04-03-05, from 30.10.1992 № 16-05/4).
The withdrawal of the bill payable is carried out by the record on debit of accounts of the account of the bill payable in the correspondence with the applicable control account 62 "Settling with buyers and customers" with simultaneous acceptance to deduction of VAT sums in accordance with procedure provided by par.2 art.172 of IRC of RF.

If such a bill pays the bill payable of the affiliated company, the record is made on debit of account 79 "Internal accounts" in the correspondence with the applicable control account of account 62"Settling with buyers and customers" which reckons the accounts receivable for the handled over bill. On getting the aviso the affiliated company withdraws the bill payable by the record on debit of account of the applicable accounts of the accounting of bill payable in the correspondence with account 79 "Internal accounts", with simultaneous acceptance to deduction of VAT sums in accordance with procedure provided by par.2 art.172 of IRC of RF.

5.11.16. The retirement of the bank bills and third party's bills from the balance at their submission to the maker for payment is reflected in the accounting under account credit 91 "Other receipts and expenditures" of the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

5.11.17. The accounts receivable with the expired term of actional prescription as well as other debts, unreal for the collection, are written off from the balance.

The unreal for the collection are:

1. The accounts receivable with the expired term of actional prescription;
2. The discharged debts in accordance with art.416, 417,418,419 of CC of RF.
3. The shortage of the property or its anientisement in excess of planned rate, as well as embezzlement loss, if guilty persons are not identified (the fact must be proved by the authorized state authority) or the court refused the recovery of damages.
4.The debts which recovery is impossible on the basis of the Federal Law of RF "About executive production".

Debt amortization is carried out on the basis of the act of debt inventory taking, the written reasoning, the order of the director of the Company on each liability at the expense of the present reserve of the shady debts, if it's not enough it is referred to the list of non-disposal expenses (par.12 PBU 10/99 confirmed by the Order of the Ministry of Finance of RF from 06.05.1999 №33n).

The written debt reasoning includes the index of the ground and the sum of the debt with the reference to the basic account documents; the ground for the debt amortization with the reference to

the rules of law with the vouchers attached:

- *the copies of the basic account documents;*
- *at the settlement of a debtor:*

a) of a legal person – the extract from the unified state list of legal persons;

b) of a citizen – the death certificate;

c) other documents proving the impossibility of debt collection (the act of state authority etc.).

Debt amortization in sum up to RUR 1500 according to one liability with all necessary documents present, is carried out under the order of the director of the affiliated company.

The accounts receivable written off in view of debtor's insolvency are reflected in the balance sheet during 5 years since the moment of amortization to observe the possibility of its collection in case of debtor property status change.

The terms of actional prescription are fixed on the basis of art.195-208 of CC of RF. The term of actional prescription is interrupted by the filing of a claim in accordance with established procedure as well as by the actions of the person under obligation which prove the acknowledgement of debt. After the break the term of actional prescription opens again, the time before the break is not included in the new term.

The agreement of the parties, the acknowledgement of debt out of the terms of actional prescription as well as the change of persons under obligation can not be the ground for the change of the term of actional prescription and the procedure of its calculation.

The account of accounts receivable is organized according to the terms of actional prescription to observe par.5 art 167 of IRC of RF.

5.11.18. The amortization from the balance of the unclaimed bill payable and depositor debt with the expired term of actional prescription and under other grounds is carried out at the written permission of the director of the affiliated company according to the standards art.195-208 of CC of RF.

The sums of the bill payable written off are referred to account credit 91 "Other receipts and expenditures" in the list of non-disposal revenues.

The sums of VAT on the bill payable written off are reckoned in the accounting and referred to debit of account 91 "Other receipts and expenditures" in the list of non-disposal expenses.

5.12. Calculation of expenditures on production.

5.12.1. Calculation of expenditures on production shall be carried out in accordance with issue II of Provisions on accounting "Company's expenses" (PBU 10/99 (Order of MF of RF № 33n dd. 06.05.1999.

5.12.2. Calculation of expenditures and calculation of the outputted energy net cost shall be carried out in separate electric plants, electric networks and in energy system as whole.

Full net cost of energy is formed by way of summation of net cost of production by electric plants, net cost of transfer and distribution in electric and power networks, cost of purchased electric power and expenses on the executive body's maintenance including expenses on management of technological process and maintenance of the separate subdivisions on energy selling.

Full net cost of effective output of electric and heat energy to consumers is an object for electric and heat energy net cost calculation.

Calculation units are 1 kw/h and 1Gcal of the effectively outputted electric and heat energy.

5.12.3. Calculation of *expenditures on production and calculation of real net cost of production shall be carried out by traditional calculation way with direct expenditure accounts (20, 23,29) and indirect (25, 26). Calculation of indirect expense's accounts shall be closed in debit of accounts 20 (23) with further calculation of full real production net cost of the produced items every month.*

5.12.4. Expenditures accounted on account 25 "Common production expense" shall be charged-off fully on account 20 "General production" and on account 23 "Auxiliary process" to the proper with their simultaneous distribution between the calculation's objects at the end of month:

- *at the power stations proportionally to the standard fuel level, here expenditures of the plants participated in output of only one type of energy shall be fully referred to this type of energy;*
- *calculation of net cost of production of auxiliary productions - proportionally to the basic salary of employees.*

Common economic expenses (except abonent payment for RAO network's using) on maintenance of the executive body including expenses on maintenance of Energy supply shall be distributed between electric and heat energy proportionally to production expenditures of electric plants and networks.

Expenditures accounted by the subsidiaries on account 26 "Common economic expenses" shall be referred to account 20 "General production", also to account 23 "Auxiliary process" and to account 29 "Auxiliary process and economy" at the end of month in cases of manufacture or production, services and works fulfillment abroad or to other subsidiaries simultaneously their distribution between the objects of calculation:

- *calculating of net cost of production of auxiliary processes shall be referred proportionally to the shop cost of production, works and services. Thus the sum of common economy expenses accounted for production, works and services of the auxiliary and service shops (production) shall be defined due to this share of common economy expenses related to their direct production;*
- *rest part of common economy expenses shall be refereed fully to net cost of general manufacture production (expenses on maintenance of design, technological departments and background of department's manufacture, expenses on maintenance of production laboratories, cost of different tests, researches and experiments subject to general manufacture; expenses concerned rationalization and research on general production; expenses concerned the employee's training and further training for general production; expenses concerned maintenance of watch and fire prevention; expenses concerned payment of land tax, non productive expenses concerned manufacture and supply of general production and other same expenses). Common economy expenses shall be distributed between electric and heat power proportionally to their shop net cost;*
- *common economy expenses on services rendered by auxiliary process and auxiliary production and economy)internal consumption by the subsidiary) are not referred.*

5.12.5. Net cost of electric power transfer (transit) through the corresponding voltage range shall be defined by product of actual net cost of electric power transfer on corresponding voltage thought electric power plants and Energy Supply and by volume ratio of outputted energy under the transit contract on corresponding voltage to the total volume of corresponding voltage output through the network (except overflow balance to other plants) including electric power outputted under the transit contract in accordance with actual balance of electric power in the networks BH, CH1, CH2, HH.

5.12.6. Finished product (account 43) shall be reflected in accounting on actual production cost.

5.12.7. Expenses concerned production supply accounted on account 44 "Expenses on sale" shall be charged-off fully on account 90 "Sales" in reporting period (par. 9 PBU 10/99).

5.12.8. Expenses incurred in the reporting period but concerned the further reporting periods shall be reflected as future expenses (account 97):

- *holiday pays charge to the next month:*
- *subscription publication's expenditures;*
- *insurance payment charge;*
- *other expenses and payments with further equal charge-off in the related period.*

5.12.9. Expenditures on usual activity shall be classified as in articles , as in elements (par. 8 PBU 10/99).

5.12.10. Expenditures of department on stuff training of the Stuff management department shall be accounted on account 26 "Common economy expenses" separately with further transfer to subsidiaries through account 79 "Intraeconomic payments" in amount of actual expenditures distributed proportionally the volume of rendered works and services.

5.12.11.Expenses on equipment of sanitary-accommodation premises, medical premises, rooms for repose and psychological relaxation, creation of sanitary posts furnished with medicine chests composed of medicine sets subject to initial care etc., provided by the legislation in force, shall be accounted on account 25 "Common productive expenses" according to the fixed norms.

5.12.12. Expenses on preparation and holding of civil defense actions shall be accounted on account 26 "Common economic expenses" (Provisions of the Government №227 dd. 16.03.2000

5.12.13. Accounting of expenses on energy transfer at the energy plants shall be carried out apart of accounting of expenses on energy output on the separate subaccount 20.5 "Expenses on heat energy transporting".

Calculation of the transfer net cost shall be accounted apart of electric and heat power production as the separate activity.

5.12.14. Division into the Company activities shall be carried out according the single issued Order and Provisions on separate accounting over the activities.

5.13. Features of the Company's profits and losses forming

5.13.1. The Company's profits on usual activities are the following:

- *proceeds from electric and heat power sale;*
- *proceeds from increased pay to the rate on reactive power compensation (tangent Fe);*
- *proceeds received for nonrecoverable condensate;*
- *proceeds from makeup and chemical treated water sales;*
- *proceeds from other finished production of auxiliary process sales;*
- *proceeds from agricultural production sales;*
- *proceeds from rendered works (services) of industrial nature (including transit);*
- *proceeds from nonindustrial works (services) sales including profit on sale of medical services to the third parties, profit on sale of tickets in the own medical institutions (sanatorium-preventoriums) to the third parties and to own employees; profit on housing services (rent), services of preschool institution (payment for children keeping), other services of nonindustrial nature (payment for weekend tickets in the sanatorium-preventoriums, rest in tourist centers, in the pioneer camps etc.);*
- *proceeds from good's sale including retail trade (through the stores against cash, also instalment selling against salary), also wholesale trade (profit of inventory holdings sale abroad), foreign trade (export trade);*
- *proceeds from catering goods sale;*
- *earnings concerned temporary use of the Company's assets under the Lease contracts against payment (temporary use and possession).*

5.13.2. Profits on usual activity shall be defined as difference between the earnings on sale of goods, products, works and services according to the current costs and rates on electric and heat power except VAT and expenses on their production and sale approved by REC.

5.13.3. Extraordinary profits of the Company shall be declared the following types of penalties, fines and forfeits against the violation of the contract's terms and provisions;

- *electric power capacity excess;*
- *energy consumption contracted size's excess;*
- *energy consumption contracted size's underexploitation;*
- *unauthorized electrical installation's launching;*
- *nonrecover of condensate;*
- *excess of the fixed by the contract maximum hourly demand of heat energy;*
- *unauthorized water pumping;*
- *excess of the contacted volume of heat energy consumption;*
- *temperature excess of return delivery water;*
- *underexploitation of the contracted volume of heat energy consumption*

shall be reflected on account 91 "other profits and losses" in the moment of profit acceptance.

5.13.4. Social oriented expenses, i.e. additional payment to pensions, incentive pays, expenses on health-improving measures, compationate activity, maintenance of objects of social sphere and other similar expenses shall be deemed as other extraordinary expenses and shall be reflected on account 91 "Other profits and losses".

5.13.5. Sum differences over the payments with debtors-buyers arose this reporting period shall be referred to the earning increasing due to sale.

Sum differences arose after the reporting period shall be deemed as profits (losses) of the last years revealed in the reporting period in the result of re-calculations with counteragents and shall be reflected in composition of other extraordinary profits (losses) on account 91 "Other profits and losses".

5.13.6. Interests on the commercial credit granted to the buyer (customer) by the Company on terms of delay of payment including collateral note received from the customer shall be deemed as other extraordinary profits and shall be reflected on account 91 "Other profits and losses".

5.13.7. By results of inventory of accounts receivable spent at the end of fiscal year the reserves on dubious debts over the payments with debtors with the debtors and the sums of created reserves shall be refereed to the debit of account 91 "the profits and losses" in composition of operative expenses in correspondence with account 63 "Reserves on the dubious debts" (par. 11 Provisions on accounting "Company's expenses" PBU 10/99 (ed. 30.03.2001).

The reserve's size shall be defined separately by each dubious debt depending on the debtor's financial situation and appraisal of probability of a debt repayment fully or partially, also shall be limited by the Company's financial abilities.

Any debtor's debt shall be deemed as dubious debt if this debt was not paid in terms prescribed by the contract and was not ensured with mortgage, voucher of bank guaranty.

Accrued reserve shall be aimed at coverage of losses incurred due to bad debts.

The bad debt is a debt which limitation period has expired or in case of discharge owing to impossibility of its execution on the ground of the act of the State body or of the company's liquidation.

Unused reserve sum of bad debts in the fiscal year shall be added to the profits of the fiscal year together with a record in the credit of account 91 "Other profits and losses" in composition of operative expenses in correspondence with account 63 "Reserves on bad debts".

5.13.8. Energy output to the needs of plants and networks shall be reflected in accounting in appraisal of:

- output to the technological and economy needs of the main and auxiliary processes according to the specially fixed rate without reflection in the sale's volume;

- output to own capital construction and to the non industrial economy according to the fixed rates including reflection in the sale's volume.

Electric and heat power consumed by economic needs shall be included in the sale's volume but shall be transfer in aviso through account 79 "Intraeconomy payments" to subsidiaries without invoicing.

According to the "Standard instruction on electric power accounting under its production, transfer and distribution RD 34.09.101-94 (approved by General State Energy supervision department of Russia (Glavgosenergonadzor of Russia) dd. 02.09.1994), the category of economic needs of energy system involves electric power consumption by auxiliary and non industrial processes being on the balance of electric plants and electric network enterprises obligatory to main production maintenance but not tied directly with technological processes of heat and electric power production at the electric plants, also transfer and distribution of electric power (nomenclature of energy consumption's elements to the economy needs of electric plants and electric networks is defined by the Letter of the Minenergo of USSR №B-6023 dd. 24.04.1980).
Electric power consumption to economic needs of energy system shall be included in the effective output subject to accounting as separate line in form of static report 46-ec "Effective output of electric and heat power" and shall be transferred to subsidiaries according to the special fixed rate.

Electric power consumption to heating, water supply and lighting of dwelling houses, canteens (if these expenses are reflected on b/account 29 "Auxiliary processes and economies"), hostels, hotels, clubs, tourist centers, preventoriums etc. shall not be included in economic needs of energy system.
Also consumers operated from the needs of plants and substations (sub-abonents)are not referred to the economic needs of energy system.
Energy consumed by windings of synchronous condensers and glaze fusion are not referred to the energy consumption to the economic needs of energy system. Aforementioned types of energy consumption form energy losses in electric networks.

Every month according to the reports of PTO of subsidiaries, Energosbyt (Energy supply) shall correct sale's volume on economic need's sum and hand over information on electric and heat power consumed by subsidiaries to economic needs in accordance with approved form "Appendix 2 to this present Provisions) to accounting department of the executive body:
Executive body shall transfer through aviso electric and heat power consumption to the economic needs to the subsidiaries every month. Sum received by the subsidiaries shall be reflected on expenditure accounts (Debit 20,23,25,26; Credit 79).
Heat power (makeup water and unreturned condensate (in tn.) shall be transferred to the subsidiaries through aviso with invoicing by Energosbyt (Energy Supply).

Coordination of parameters with the branch statistical report under the form 46-ES is not provided In the current annual and intermediate accounting. There is a reference to explanation of a reason of data divergence on sales volume with the accounting reporting in the statistical branch report.

5.14. Disposition of profits

5.14.1. Disposition of net profits in the Company shall be approved by the general meeting of shareholders and shall be hold in accordance with Law "On Joint Stock Companies" and with standard documents on book keeping.

5.14.2. Tax and other similar payments accrued during the fiscal year from the profits shall be

reflected on account 99 "Profits and losses".

5.14.3. Accounting of transactions with authorized capital, additional capital and reserve capital shall be closed in the executive body of the company as property owner.

5.14.4. At the expense of unappropriated balance in case of its adequacy the reserve capital equal no more then 5% of the authorized capital shall be established in accordance with Articles of Association.

Assets of the reserve capital shall be used in financing according to Provisions developed by the Company.

5.14.5. Dividend's charge and issue shall be carried out over the results of the fiscal year in accordance with Articles of Association under the special developed Provisions.

5.15. Features of accounting of intraeconomic transactions between subsidiaries.

5.15.1. Operations on the property transfer to subsidiaries shall be reflected in accounting through account 79 "Intraeconomic payments", subaccount "Payments on allotted property" and shall be reflected in passive balance in the filed line 423 of part IV "Capital and reserves"

5.15.2.Transfer of inventories (MPZ) in the Company shall be reflected in accounting using the account 79 "Intraeconomic payments on the current operations" omitting realization accounts, accounts receivable, account payable without VAT and extra charging.

Transition of inventories (TMC, goods) between subsidiaries shall be drew up by form M-15 "Blading to the good's output apart" with the first copy of blading transfer to the subsidiary-recipient.

5.15.3. Subsidiary "Kuzbassenergosviaz (KES) which activity is nonspecialized as compared with main activity of JSC "Kuzbassenergo" shall to summarize information on production expenses on account 23 "Auxiliary process".

Cost of services (work) of KES for other subsidiaries of the Company shall be charged off account 23 though account 79, subaccount "Intraeconomic payments on the current operations" without reflection on account 90 "Sales.

In the "Report on financial results" (form 2) in line 010 "Profits on the goods, services, work's sale" only profit on the finished products sale (works, services),also on sale of goods abroad etc. subject to accounting on account 90 "Sales" shall be reflected.

Subsidiaries shall accept through the aviso (not later then 6 day of the month next to reporting) actual expenses of KES from the credit account 79 to the debit of corresponding expenditure accounts and accounts on inventories accounting.

5.16. Relations with subsidiaries and affiliated companies.

5.16.1. Economic operations between the Company and its affiliated companies shall be reflected in book keeping using corresponding accounts on payments without their allocation on the separate subaccount, including VAT charging and obligatory monthly payments revision approved by bilateral revision acts.

5.17. Accounting of the State assistance.

5.17.1. Information on the received and spent state assistance granted in form of subventions, subsidies, budget credits and other forms with the assets dividing into financing of capital and current charges shall be formed in accordance with par. 4 PBU 13/2000 "Accounting of the State assistance" (Order of MF of RF № 92n dd. 16.10.2000.

5.17.2. Received state assistance in form of budget credits shall be reflected in accounting in order approved for borrowing costs accounting (par.16, 17 PBU 13/2000).

5.17.3. Other forms of the State assistance, benefit on which cannot be reasonable valuated (rendering of consulting services on gratuitous basis, granting of guarantees, interest-free loans or loans with the lowered interest)) or cannot be inseparable from usual economic activities (state purchases), in case of their importance shall be disclosed in the accounting report in the explanatory note (par.18, 19 PBU 13/2000).

5.18. Accounting of loans, credits and expenditures concerned their maintenance

5.18.1. Accounting of expenditures concerned liabilities fulfillment under the received interest-bearing loans (except the State loans) and credits (including commodity and commercial credits) together with loans attraction by way of bill of credit issue, bounds issue and sale, shall be carried out in accordance with Provisions of accounting " Accounting of loans, credits and expenditures on their maintenance" (PBU 15/01) approved by the Order of MF of RF №60n dd. 02.08.2001.

5.18.2. The company's debts to the debtor shall be admitted in accounting in amount of actually received cash assets or in a cost appraisal of other items provided by the contract in the moment of actual transfer of cash assets or other items.

5.18.3. The company's debts under the received loans and credits shall be divided into short-time and long-term, also urgent and outstanding in the accounting.

5.18.4. Transfer of long-term debts into the short-time shall not be made in the moment when under the contract provisions there are 365 days before paying back of the principal sum of the debt.

5.18.5. Expenditures related with receipt and use of loans and credits are the follows:
- due interests to lenders and creditors;
- due interests or discount under the bills of credits and bonds;
- additional expenditures concerned the loans and credits receipt, loan liabilities issue and distribution (par. 19 PBU 15/01);
- exchange and sum differences under the interests on exchange loans and credits subject to be paid.

5.18.6. Expenditures concerned the loans and credits receipt and use shall be deemed as current expenses except those part which is subject to including in the initial cost pf the fixed assets and non-material assets (par. 12, 23-31 PBU 15/01), or in the actual net cost of the posted inventories, other values, works and services (par. 15 PBU 15/01).

5.18.7. All current expenditures, including additional related with loans and credits receipt and use shall be reflected in composition of operative expenses of the Company in the moment of their charge (expenses process) regardless of time of actual payment. (par. 14, 20 PBU 15/01).

5.18.8. Debts under the received credits and loans, also under the bills of credit, bonds and other loan liabilities subject to be paid shall be reflected at the end of the reporting period including accounting of due interests according to the loan contract terms, credit contract, also bill of credit issue terms (par. 15-18 PBU 15/01).

5.18.9. At draw a bill of credit for reception of the loan by monetary (sale of own bills of credit) the sum of due interests to billholder or discount shall be included in composition of operative expenses under the debit of account 91 " Other profits and losses " in the moment of charge.

5.18.10. Expenses concerned the loans and credits received for non-circulating assets acquisition shall be decreased by the profit's amount on temporary use of loan assets as long-term and short-time financial investments together with approval of such decrease by corresponding calculation (par. 26 PBU 15/01).

5.19. Information on the events after the reporting date

5.19.1. Information on all essential facts happened after the reporting date that affected or may affect financial situation, cashflow or the company's activity results and that took place in the period between the reporting date and the date of the accounting report subscribing shall be reflected in In the annual accounting report (par. 6 Provisions on accounting "Events after the reporting date" PBU 7/98 approved by the Order of MF RF №56n dd. 25.11.1998).

5.19.2. The events stipulated by the Appendix to PBU 7/98 shall be deemed as the events took place after the reporting date.

5.19.3. Consequences of the event took place after the reporting date shall be reflected by way of adjustment in synthetical and analytical accounting of information on corresponding assets, liabilities, capital, profits and losses (par. 9 PBU 7/98) or by way of disclosure of corresponding information in the explanatory note (par. 10 PBU 7/98).

5.19.4. To valuate in money terms the consequences of events took place after the reporting date corresponding calculations shall be made and approved. Calculation shall be made by corresponding authorized Department (Service).

5.19.5. Consequences of such event shall be valuate in money terms on the ground of corresponding calculation according to the discretion requirements (par. 8PBU 7/98).

5.20. Information on conditional facts of economic activity

5.20.1. In the annual accounting report shall be reflected information on all essential conditional facts of economic activity, i.e. on such facts in respect of which consequences and possibility of their appearance in future may be ambiguity and furthermore such conditional fact's consequences may affect the appraisal of accounting report on financial situation, also cashflow and the company's activity results as for a reporting date by the readers and users (par.7 Provisions on accounting "Conditional facts of economic activity" PBU 8/01 approved by the Order of MF RF №57n dd. 25.11.1998).

5.20.2. Conditional facts of economic activity are the follows:

- *unfinished by the reporting date trials where the Company acts as plaintiff or defendant, which decisions may be accepted in the future reporting periods;*

- *disputes with the fiscal bodies concerned payments in the budget not resolved by the reporting*

date;

- *guarantees and other types of liabilities security issued in favor of the third parties before the reporting date which execution's terms did not come yet;*
- *discounted before the reporting date bills, which maturity date did not come before the date of the accounting report subscribing;*
- *any executed before the reporting date actions of other institutions, as a result of which the Company should receive indemnification which amount is a subject of trial ;*
- *liabilities for environmental protection;*
- *other analogical facts.*

5.20.3. Conditional fact of economic activity shall be reflected in accounting and reporting depending on probability of occurrence of its consequences by way of such consequences reflection in analytical and sinthetical accounting (par. 9-13 PBU 8/01) or by way of disclosure of corresponding information in the explanatory note (par. 14 PBU 8/01).

5.20.4. Consequences of conditional fact of economic activity (conditional loss, conditional profit, conditional liability, conditional assets) shall be valuated in money terms on the ground of corresponding calculation according to the discretion requirements (par. 21 PBU 8/01).
Calculations shall be made by corresponding authorized Department (Service).

5.21.Information on affiliated persons

5.21.1. In the annual accounting report in the explanatory note information on operations with affiliated persons shall be disclosed in cases provided by par. 7 of Provisions on accounting "Information on affiliated persons" PBU 11/2000 approved by the Order of MF RF №5n dd. 13.01.2000 :

- *the company is under the control or affect of other institution of natural person:*
- *the company controls of affects other institution.*

5.21.2. Operations between the Company and affiliated person shall be deemed any operation concerned transfer of any assets of liabilities (par. 5 PBU 11/2000).

5.21.3. Information on operations between the Company and affiliated companies and between the affiliated companies composed the group of interrelated companies shall not be disclosed in summary accounting report (par. 9 PBU 11/2000).

5.21.4. List of affiliated persons, information on operations disclosed in accounting report shall be created by the Company independently due to contents of relations between the Company and affiliated person including guidance of priority requirements of the contents to its form.

5.22. Segment Reporting

5.22.1. In the annual accounting report in the explanatory note information on operational and geographical segments shall be disclosed. Information on operational segments shall be deemed as primary information on the segments, as the secondary will be information on geographical segments.

5.22.2. The following activities are in the structure of operational segments (par. 7 Provisions on accounting "Information on the segments" PBU 12/2000 approved by the Order of MF RF №11n dd. 27.01.2000):

- *electric and heat power production;*
- *other activities, in case of disclose in the process of accounting that electric and heat power*

production composes less 75 % of the Company income (par. 10 PBU 122000).

5.22.3. The following information shall be disclosed over the operational segments: (par. 21 PBU 12/2000):

- *sale's income;*
- *financial result;*
- *total balance amount of assets;*
- *total size of liabilities;*
- *total amount if capital investments in the fixed assets and non-material assets;*
- *total amount of amortization assignments under the fixed assets and non-material assets.*

5.22.4. In the structure of geographical segments shall be included foreign states in case of foreign-economic activity with them, with granting information on amount of sales profit in the context of geographical regions allotted on location of the sales markets on condition that size of sales profit of geographical segment is not less then 10% of sales profit in whole in the Company (par. 9, 22 PBU 12/2000).

5.23. Information on go out of business

5.23.1. Order of disclosure of information on go out of business, including resulted reorganization of the Company (in case of allocation, segregation) shall be carried out in accounting reports according to PBU 16/02 approved by the Order of MF RF №60n dd.02.08.2001.

8. Accounting policy for the purposes of International Financial Reporting Standards (IFRS)

8.1. General provisions

8.1.1. The Company's accounting shall be carried out in accordance with Russian Federation legislation. Reporting according to the international standards shall be made by way of data transformation from Russian accounting system together with analytical information granting.

8.1.2. Financial report in accordance with IFRS 1 "Presentation of Financial Statements "contains the following items;

-accounting balance;

- profits and losses statements;

- shareholder's capital flow statements;

- cash flow statements;

- accounting policy and explanatory notes.

8.2. Principles of consolidation

8.2.1. Financial reporting of the Company according to IFRS shall be formed on the ground of consolidated decoding tables developed for each reporting period and filled by the executive body, subsidiaries and representative office of the Company.
Consolidate financial report shall contains of financial statements of the Company and financial reports of those companies whose financial activity is under the supervision of the Company. Presence of the control admits, when the Company owns directly or through affiliated companies more than 50 % of voting shares.
8.2.2. Under the consolidated reporting drawing up all intragroup remains and operations shall be excluded. Minority's share shall be disclosed separately.

8.3. Affiliated companies

8.3.1. Financial investments in the affiliated companies shall be accounted according to the method of share participation based on the Company's share ownership. Affiliated companies are the companies under the essential impact of the Company, but not controlled by the Company. Essential impact is supposed, when the Society owns not less than 20 % and no more than 50 % of voting shares.

8.4. Financial investments

8.4.1. Long-term financial investments of the Company mainly implied the investments in the authorized capital of other companies, whose shares are not circulated at the open securities markets.

8.4.2. This type of financial investments shall be referred to the group of investments " off-the-shelf for sale" IFRS 39 "Financial Instruments: Recognition and Measurement". This group of investments character is the management's intend to own them during unlimited period.

9. *This type of investments shall be reflected in reporting at the Fair value (IFRS 39 " Financial Instruments: Recognition and Measurement"). Fair value of financial investments is a sum of money terms adequate to its purchase under transaction between well informed independent parties desired to make such transaction.*

In case of absence of the market price financial investments "off-the-shelf for sale" shall be reflected according their initial cost.
Formed profit (loss) due to change of fair value of financial investments shall be referred to the Profits and losses statements in the period of appearance.

8.5. Operations with foreign currency.

8.5.1. Operations with Foreign currency shall be deemed operations with currency different from RUR. Money assets and liabilities of the Company available in foreign currency by the reporting date shall be converted in RUR according to the current rate.
Operations with foreign currency shall be reflected on the rate as for a date of transaction conclusion.
Profits and losses subject to calculations over these operations and to recalculation of assets and liabilities in foreign currency shall be reflected in the profits and losses statements.

8.6. Dividends

8.6.1. Dividends shall be deemed as liabilities and shall be deducted from the amount of capital as for reporting date only in case if they were declared (approved by shareholders) before the reporting date inclusive. Information on dividends shall be disclosed in explanatory notes to the financial reporting if

they were recommended before the reporting date, also were recommended or declared after reporting date, but before the date when the financial reporting shall be issued.

8.7. Intangible assets

8.7.1. Intangible assets – identifiable trusty assets not having physical form held for using in production or rendering of goods and services, for leasing to other parties or for administrative purposes (IFRS 38 " intangible assets).

In the structure of intangible assets shall be accounted computer software, to which the company has no sole rights, trade mark.

8.7.2. Intangible assets shall be reflected in accounting on purchasing cost (creation cost) minus accumulated depreciation .

8.7.3. Amortization of intangible assets shall be reflected in accounting by way of uniform charging o during the time of effective using of intangible assets, but no mot then 20 years.

8.8. Fixed assets

8.8.1. Objects of the fixed assets shall be accepted to accounting on actual cost.

Actual cost of the fixed asset's object subject to payment shall to include amount of actual expenses of the company on purchase, construction and production, except value added tax and other refundable taxes.

Common economic and other similar expenses shall net be included in actual expenses on acquisition, construction and production of the fixed assets.

8.8.2. Change of actual cost of the fixed assets, in which they were accepted to accounting, shall be admitted in cases of rebuilding, reequipment, reconstruction, modernization, partial liquidation and reevaluation of the fixed assets.

Thus expenses on modernization and reconstruction of the fixed asset's object after its termination may increase the initial cost of such object if in result of modernization and reconstruction primary accepted normative features of functioning were improved (increased) (term of effective use, capacity, quality of application) of the fixed asset's object.

8.8.3. Fixed assets as for their situation by each reporting date of the year 2005 shall be reflected in the reporting on primary cost defined at the moment of the object taking to accounting, and corrected by the inflation index (consumer's cost index) calculated for the period from the date of the object's taking to accounting till the 31st of December 2002.

8.8.4. Availability of signs of economic obsolescence of the fixed assets is shall be defined by each reporting date. In case of one such sign availability the management of the company shall to valuate reimbursable cost of the fixed assets.

The follows signs may indicate economic obsolescence availability:

- essential changes in technological and production process, also economic and legal situation of the Company's activity;

- availability of evidences of depreciation or material damage of the fixed asset's object or of the Company's object of the fixed assets;

- decreasing of market value on some types of the fixed assets etc.

Reimbursable cost shall be defined as overall value of net selling cost of the assets and value of its using (IFRS 36 "Assets Depreciation"

Net selling cost is a cost of assets provided by the sales contract in transaction between the parties being well informed and desired to make such transaction except additional expenses concerned retirement of such assets.

Value of the assets using is a discounted cost of supposed (evaluative) future cash flows which rise is waiting due to continuous using of assets and of its retirement at the end of its effective service terms.

Balance cost of the fixed assets shall be reduced to the reimbursable cost and a difference shall be reflected as expenses (losses subject to economic obsolescence) in the report on profits and losses.

8.8.5. Expenses under the interests shall be capitalized if they concerned directly the object construction. Expenses on technical maintenance, current and capital repair shall be referred to expenses according their rise. All types of expenses not resulted in improvement of technical features of the fixed assets over their initial possibilities shall be referred to expenses on capital construction. Profits and losses arose in result of the fixed assets retirement shall be reflected in the Profits and losses Statements according their rise.

8.8.6. Amortization over the fixed assets shall be accrued by way of equal charging during the time of effective using of the fixed assets.

Under the amortization charge the following time of service shall be used:

Type of the fixed assets	Effective using time (years)
Fixed assets used in electric and heat power production	50
Fixed assets used in electric power transfer	40
Fixed assets used in electric power distribution	40
Fixed assets used in heat power transfer	25
Others	15

8.8.7. Objects of social sphere shall not be reflected in the structure of the fixed assets in consolidated financial report as in future they will not bear any economic profits to the Company. Expenses on maintenance of objects belonging to the social sphere shall be referred to expenses according their rise.

8.9. Monetary funds and their equivalents

8.9.1. Cash assets and assets on bank accounts shall be reflected in a structure of monetary funds.

8.9.2. report on cash flow (Appendix 4 to this present Provisions) shall be prepared in accordance with IFRS 7 "reports on cash flow". Investment and financial activity are actual money operations.

Total sum of proceeds from main activity also are actual proceeds from main activity.

Furthermore some articles of this paragraph of the Report on cash flow shall to include as monetary, as nonmonetary operations.

8.10. Accounts receivable of customers and other accounts receivable.

8.10.1. Accounts receivable shall be reflected including Value Added Tax subject to reimbursement by the budget.
The company creates a reserve on bad debts in accordance with IFSR 39 "Financial Instruments: Recognition and Measurement". Such reserve on bad debts shall be created in case of objective confirmation of impossibility by the Company reception of all sums of debts according to initial conditions of its repayment.
Costumers and consumer's debts and other types of accounts receivable shall be corrected by the reserve sum to decrease the cost of this debts.

8.10.2. The sum of reserve on short-terms accounts receivable shall be calculated on the base of rates fixed by the Company due to analysis of probability of accounts receivable repayment.
Expenses on the reserve creation on the bad debts shall be reflected in the period of its appearance in the Profits and losses Statements in the structure of operative expenses.

8.10.3. Sum of expenses on the interests payment under the restructured accounts receivable shall be calculated as difference between accounting cost and reimbursement sum represented the current cost of future cash flow discounted by the amount of market interest rate for similar debtors as for a date of this accounts receivable rise.
Discounting results shall be reflected in the period of its appearance in the profits and Losses Statements in the structure of expenses on the interest's payment according to the article "net profits (losses) of financing"

8.11. Inventories

8.11.1. Inventories shall be reflected in accounting in the minimal value, i.e. net cost and possible net sale cost.
Inventories cost acquired due to payment shall be deemed the sum of actual expenses of the company on acquisition except VAT and other reimbursable taxes.
Common economic and other similar expenses shall not be included in actual expenses on acquisition.
Net sale cost shall be defines as possible sales cost minus sales expenses.

8.11.2. The reserve on worn out and little used inventories shall be created in case of potential losses due to out-of-date inventories and low turnover inventories including their expected use.

8.11.3. On the inventories output in production their valuation shall be made at weighted average cost.

8.12. Value added tax on purchase and sale.

8.12.1. Value added tax ("VAT") concerned sales income shall be paid to the fiscal bodies as the rendered services were paid.
Incoming VAT shall be accounted against VAT accrued due to sale's proceeds under the fact of it's payment to the suppliers. VAT not referred to sales operations, which accounts were not made as for a date of balance sheet drawing up (deferred VAT), shall be reflected in the balance sheet in structure of account payable on tax payment as current liability.

In case of reserve creation subject to cover accounts receivable which collection is impossible all expenses on the bad debts shall be reflected in full amount of debts including VAT. Corresponding liability under the deferred VAT shall be rest reflected in accounting by the moment of its discharge or charge off of the accounts receivable in Russian accounting.

8.13. Deferred profit tax

8.13.1. Assets and liabilities under the deferred profit tax shall be calculated in respect of temporary differences balance method assisted. reserve on deferred profit tax shall be created according to all temporal differences between fiscal appraisal of assets and liabilities and their balance cost in financial reports.

8.13.2. Assets and liabilities under the deferred profit tax shall be defined according to the fiscal rates that as expected will be in force at the moment of the assets sale or debts charge off.
Fiscal rates which were in force as for a date of balance sheet drawing up shall be deemed as basic.

8.14. Account payable

8.14.1. Account payable shall be shown adjusted for profits taxation subject to reimbursement from the budget under the goods and services receipt and account payable repayment subject to future events.
In restructuring of account payable if its fair cost is differ more then 10% from the initial cost, the fair cost of restructured debts shall be defined as current cost of future period's cash flows discounted at the percent rate available to the Company as for a date of primary recognition of the restructured accounts payable.
Sum of discounting shall be reflected in the Profits and Losses Statements as profit on initial acceptance of accounts payable at the fair cost according to the article "Net (expenses on) profits on financing", and long-term part pf discounted accounts payable shall be reclassify according to the items of other long-term liabilities. Discounted sum shall be amortized during all period of restructuring and shall be reflected as expenditures on payment of interests.
Reserves shall be admitted, if the Company owing to the certain event in the past has legal or voluntary taken up obligations which settlement with the large degree of probability will need outflow of the resources concluding the future economic gains and which may be estimated in money terms with a sufficient degree of reliability.

8.14.2. Additional liabilities (penalties and fines) which are not reflected in Russian accounting shall be accrued and reflected in the balance sheet in item "other long-term liabilities".

8.15. Borrowed assets

8.15.1. Borrowed assets shall be reflected in accounting reports in amount of actually received assets including accrued interests.

8.15.2. Borrowed assets subject to charge off during the year after reporting date shall be reflected in the structure of short-time liabilities.

8.15.3. Borrowed assets subject to charge off in the period more then in a year after reporting date shall be reflected in the structure of long-term liabilities. Part of long-term accounts payable subject to charge off within 12 months after reporting date shall be reflected in the structure of short-time liabilities.

8.15.4. Interests on credits and loans shall be reflected in the report due to charge.

8.16. Minority interest

8.16.1. Minority interest is a proportional share of minority shareholders in the capital of the JSC "Kuzbassenergo" subsidiaries. It shall be calculated on the ground of ownership interest of minority shareholders in the JSC "Kuzbassenergo" subsidiaries.

8.17. Pensions and dismissal wage

8.17.1. Other benefits to the retirees granted according own discretion of the Company are not essential.

8.18. Acknowledgement of profits

8.18.1. Profits shall be reflected on fact of electric and heat power supply also of goods and services sale not referred to energetics and took place before the period expire. Features of profits shall be reflected except VAT.

8.18.2. Income is based on the tariffs on heat energy and electric power approved by Regional Energy Committee.

8.19. Profits on share

8.19.1. Profits on share shall be defined by way of division of net profit in weighted average quantity of ordinary shares circulating during the fiscal year.

8.20. Segmented reports granting

8.20.1. In accordance with IFSR 14 "Segment reporting" the Company shall to disclose segmented information in the explanatory notes to the financial report.

8.20.2. The ground for the company segment's definition is its organizational structure and internal system of management reporting.

8.20.3. Primary segments of reporting are industrial segments. The company contains four industrial segments:

- Segment - "Electric power production and transfer" is represented by electric stations and by some heat plants participating in energy production, also by electric networks and Energosbyt (Energy Supply) realizing electric power transfer and distribution from the plants to the consumers;

- Segment - "Heat energy production and transfer" is represented by heat plants and by some electric stations produced heat power, also heat networks department and Energosbyt realizing heat energy transfer to the consumers;

- Segment "Others" contains a range of insignificant segments including repair and auxiliary subdivisions, objects of social sphere.

Information on industrial segments shall be formed for the year finished the 31st of December 2004 and for the year finished the 31st of December 2005 in a format according to Appendix 3 to this present Provision.

8.20.4. Secondary segments of reports – customers of electric and heat power. The Company contains three segments:

- *Segment - "Electric power production and transfer" is represented by industrial consumers, population (urban and rural), wholesales consumers-reseller and by other consumers.*
- *- Segment - "Heat energy production and transfer" is represented by industrial consumers, population (urban and rural) and by other consumers.*
- *Segment "Others" contains external costumers.*

Information on geographical segments shall be formed for the year finished the 31st of December 2004 and for the year finished the 31st of December 2005 in a format according to Appendix 3 to this present Provision.

8.21. Summary financial reporting and accounting of investments to affiliated companies being out of the control from the outside of the Company.

8.21.1. Affiliated company shall be excluded from the accounting process if it carries out its activity within the strict long-term restriction which decrease essentially its capacity for associated company assets transfer (par. 13 IFSR 27 "Summary financial reporting and accounting of investments to affiliated company".

8.21.2.Investments to such affiliated companies shall be accounted at the fair cost (as financial assets available for sale) in accordance with ISFR 39 "Financial Instruments: Recognition and Measurement".
Fair cost of financial investments shall be defined as product of participation share to amount of net assets of the company as for reporting date.

8.21.3. Results of activity of the retired affiliated company shall be included in the summary profits and losses statements up to the date of retire which is the date of the associated company's control loss of this affiliated company.
Difference between receipt resulted retire of the affiliated company and balance cost of its asses minus liabilities as for a date of retire shall be accepted in summary profits and losses statements as profits or losses due to affiliated company retire. (par.23 IFSR 27 "Summary financial reporting and accounting of investments to the affiliated companies").

9. Explanatory note's making

9.1. Explanatory note to accounting reports as its integral part (par. 5 Provisions on accounting "Accounting reports of the company" PBU 4/99, approved by the Order of MF RF №43n, dd. 06.07.1999) shall be made by the financial department, also by legal department, accounting department of the Company's executive body on the ground of calculations, information and explanations of the affiliated companies, representative office, subsidiaries.

9.2.Explanatory notes shall to disclose all cases of deviations under accounting report making stipulated by law in force of Russian Federation, also by standard acts on book keeping and reporting in part of essential deviations of accounting and appraisal of items of accounting balance
Explanatory note shall disclose all cases of deviations under the process of accounting report making provided by current legislation of Russian Federation and standard acts on book keeping and reporting in part of essential deviations of accounting and appraisal of balance sheet items including reasons of such deviations and reveal of result affected the understanding of financial situation of the Compan,

and reflection of financial results of its activity and changes in its financial situation 9par.25 PBU 4/99).

9.3. Explanatory notes shall to disclose information on the following items:

- *accounting policy (including full disclosure of all components affected essentially the appraisal and decision making by the interested users of accounting reports) (par. 11 PBU 1/98);*
- *explanations to the balance sheet and profits and losses statements (par. 27 PBU 4/99), par. 133-144 Methodical recommendations on the order of accounting report's features making, approved by the Order of MF RF №60n dd. 28.06.2000);*
- *events after reporting date (par. 10 PBU 7/98);*
- *conditional facts of economic activity (par.21 PBU 8/01);*
- *operations with affiliated persons (part II PBU 11/2000);*
- *information of the segments (part IV PBU 12/2000);*
- *information on profit on one share (part IV Methodical recommendations on information disclose about the profit on one share approved by the Order of MF RF № 29n dd. 21.03.2000);*
- *received state assistance (par.22 PBU 13/2000);*
- *received loans and credits (par. 33 PBU 15/01);*
- *information on activity subject to termination (par. 11 PBU 16/02);*
- *information on expenditures in the sphere of scientific and technological progress (NIOKR) (par. 16 PBU 1702);*
- *information on financial investments (par. 42 PBU 19/02);*
- *information on calculations of profit tax (par. 25 PBU 18/02);*
- *information on summary balance sheet (including reports on affiliated companies and subsidiaries).*

10. Organizational aspects of accounting policy

10.1. Book keeping and fiscal accounting of industrial and economic activity shall be carried out in accordance with Unified policy on improvement of corporate governance and software unification providing (order of JSC "Kuzbassenergo" dd. 24.12.2003 № 638 "On accounting automation") together with computer techniques to get documents on magnetic mediums and monthly printing of ledger and accounting books.

10.2. Performance of inventory of the company's property and liabilities shall be carried out in accordance with Provisions on accounting and reporting in RF and Methodical recommendations on its holding" (Order of MF №49 dd. 13.06.1995).

Inventory's quantity during the reporting period, dates of its holding, list of property and liabilities shall be fixed by single order of general director of the company, directors of subsidiaries and representative office including conditions on production organization or as required in cases when the inventory's holding is obligatory.

Inventory of the fixed assets shall be spend at least one time the three year, and of library funds – one time the five years. Sometimes the inventory is spend every year.

10.3. Reorganization (amalgamation, division, allocation of the separate subsidiaries into affiliated companies) shall be date for the end of reporting period (year or quarter) together with obligatory transfer act of divided balance drawing up.

10.4. Originals of primary accounting documents on economic operations created at the subsidiaries and representative office shall be taken to accounting and kept in the places of their creation.

11. Approval of amendatory procedure in accounting policy of the Company:

11.1.Accounting policy of the Company shall be change in case of:

- *change of legislation of Russian Federation or of standard acts on accounting;*
- *elaboration by the Company of new methods of book keeping assumed more reliable submitting of economic activity's facts in accounting and reporting or less laboriousness of accounting process without decreasing of reliability level of accounting process (change of the structure of working schedule of accounts under launching of new software, elaboration of methodology of accounting of some separate economic process free of corresponding standard regulation ect.);*
- *essential change of activity's conditions (reorganization, change of owners, changes of activity's types, force majeur, changes of internal structure (without reorganization) etc.).*

11.2. Changes of accounting policy shall be taken in force from the 1st January of the year next to the year of its approval by the corresponding order in the Company except the cases when the standard document published during the year is subject to launching from beginning the current year's accounting.

7.5. Information of the total amount of export also on the share of export in the total sale's volume

The issuer did not spent energy export abroad of Russian Federation

7.6. Information of the cost of real estate of the issuer and essential changes in the structure of the issuer's property after the date of termination of the last fiscal year

Total balance cost of retired and purchased real estate is not exceed 5% of the balance cost of the issuer's assets.

7.7. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity

Applications and suits (current at the amount more then 10,0 millions RUR) brought to JSC "Kuzbassenergo" which are under consideration as for the date 01.01.2006:

«1) Inspections Federal Tax Service of RF in Kemerovo on recover of tax sanctions amounted RUR 214 938 640 according to the Court's decision dd. 27.10.2005, case's procedure was ceased;

2) Ministry of Finance of RF on recovering of the principal debt on loan contract, also of interest on loan's using and interests on using of alien monetary funds amounted RUR 62 985 277, 58 according to the decision of the court of first instance dd. 16.09.2005 was refused in demands satisfaction, by decision of arbitrage of apellate jurisdiction dd.02.12.2005 the suitor's appeal was satisfied partially and new court deed on recovering of a debt amounted RUR 10 millions and of the state dues amounted RUR 62500 was accepted, appeal of JSC "Kuzbassenergo" is at the mounting stage now;

3) JSC RAO "UES of Russia" in the person of subsidiary "Kharanorskaya GRES" on recovering of a debt on the supplied electric power amounted RUR 39 553,73, according to the decision of the court of referees under the JSC RAO "UES of Russia" dd. 03.11.2005 the amicable agreement on acceptance of a debt amounted RUR 31 618 234 by the JSC "Kuzbassenergo" and its repayment according to the schedule within the limits of the years 2006-2010 was approved.

Applications declared by the JSC "Kuzbassenergo" being under consideration as for a date of 01.01.2006:

1) decision on recognition as void the decision of Inspections Federal Tax Service of RF in Kemerovo on recharging of profit tax for the year 2001 in amount of RUR 39 517 096, also fines

amounted RUR 4 285 215, additional payments on profit tax amounted RUR 2 469 819 and penalty amounted RUR 7 903 419 concerned the application of a privilege on mobilization under the property tax for the year 2001 by resolution of the court of apellate jurisdiction dd. 20.12.2005 was set without changes;

2) on obligation by Interregional Inspection on taxation of RF №4 of the largest tax payers to set-off overpayment amounted RUR 36 250 549 arose due to transfer to expenditures to obligatory assessments on energy saving program implementation. By the court decision dd. 25.10.2005 the demands were satisfied in full volume.;

3) demands of the JSC "Kuzbassenergo" on recognition as void the decision of Administration of the Tax ministry in Kemerovo region on recharging of tax amounted RUR 44 368 459, also additional payments on profit tax amounted RUR 465 367, fines and penalties amounted RUR 8 873 691 were satisfied by decision of the court dd. 22.12.2005.

4) on recognition as void the decision of Interregional Inspection of Federal Taxation Service №4 over the largest tax payers to recharge profit tax for the year 2004 amounted RUR 37 577 656. The legal investigation was assigned to 01.02.2006 by the court's decision.

There were not essential suits which sum is equal or exceeds 10% of the issuer's assets cost within three years preceded the date of the 4th quarter 2005 termination subject to filing of a claim to the issuer.

VIII. Additional information about the issuer and its placed securities

8.1. Additional information about the issuer

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust)

Authorized capital of the Company is composed of net cost of the Company's stocks purchased by the shareholders (allocated stocks).

The amount of the issuer's authorized capital: 606 163 800 (Six hundred millions one hundred sixty three thousands eight hundred roubles).

The company allocated ordinary registered stocks with the same nominal value amounted 1 (one)ruble each in quantity of 606 163 800 pieces.

A part of shares of JSC "Kuzbassenergo" in form of depository receipts (American depository receipts) is circulated outside the Russian Federation.

Level and status of the program : sponsored by ADR of 1 level, number of stocks for 1 ADR is equal 10,

Depository bank - *THE BANK OF NEW YORK INTERNATIONAL NOMINEES, depository agreement was subscribed 23.10.1997. ADR is trade at the Berlin and Frankfurt stock exchanges.*

As for situation of 31.12.2005 the share's number deposited against the depository receipts amounted 9 673 120 pieces, i.e. 1,60% of the authorized capital and of the total vote's number.

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital
During the last 5 terminated fiscal years the JSC "Kuzbassenergo" did not spend additional stock's issue.

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer

A reserve fund is to be established in the Company equal to 5 (five) percent of its authorized capital in accordance with Articles of Association of the Company.

The reserve fund is to be formed by way of obligatory annual payments to reach amount provided by the Articles of Association of the Company. Amount of annual payments is provided by the Articles of Association of the Company and shall no to be less then 5 (five)% of the net income of the Company.

Expenditure of the reserve fund's assets bears only target character. Reserve fund of the Company is subject to cover losses of the Company also to pay-off the Company's bonds and the Company's ctocks purchase in case of other assets absence.

Information on the reporting period will be disclosed in the issuer's quarterly report for the 1st quarter 2006.

8.1.4. Information about the order of calling and conducting a meeting of the issuer's supreme management body

Information about the order of calling and conducting a meeting of the issuer's supreme management is in accordance with Articles of Association of the Company.

Name of the suprememanagement body of the issuer: *General meeting of shareholders*

Order of shareholders notification on the meeting conducting:

par. 1.5. Notification of general meeting of shareholder's convocation shall be send (or delivered) to the person indicated in the list of persons entitled to participate in General meeting of shareholders with the ballots for voting and shall to be published by the Company not later than 20 (twenty) days before the General meeting of shareholders, and the announcement on general meeting conducting which agenda contains an issuer on reorganization shall be published in the newspaper "Russian Gazette" not later then 30 (thirty) days before the date of General Meeting .

If the registered person in the register of shareholders of the Company is a nominal stock holder the announcement on the general meeting of shareholders conducting shall be mailed to the address of nominal holder if the register of the persons entitled to participate in the General meeting of shareholders does not contains other postal address where the announcement on general meeting of shareholders conducting shall be mailed to.

p. 11.6. Ballots for voting over the issues of agenda shall be shall be forwarded to every person included in the list of persons entitled to participate in the General meeting of shareholders by a registered letter or handed over to each of the above persons against signature Company not later than 20 (twenty) days before the General meeting of shareholders.

One copy of ballot for voting over all issues of agenda or one copy of two or more ballots for voting over the different issues shall be submitted to each person included in the list of persons entitled to participate in General meeting of shareholders.

Persons (bodies) entitled to convoke (require conducting) of an extraordinary meeting (session) of the supreme management body of the issuer also the order of delivery (submitting) of such demands are the follows:

p. 14.2. Extraordinary General Meeting of shareholders of the Company is to be conducted according to its own initiative, also to demands of the Revision Committee of the Company, Auditor of the Company, also shareholder (shareholders) owned not less then 10 (ten) percents of the voting stocks of the Company as for the date of demand's raising.

p. 14.3.Convocation of the extraordinary general meeting of shareholders on demand of the Revision Committee of the Company, Auditor of the Company or shareholder (shareholder) owned not less then 10 (ten) percents of the voting stocks of the Company shall be exercised by the Board of Directors of the Company.

Such General meeting of shareholders shall to be conducted within 40 (forty) days from the date of demand on conducting of the extraordinary general meeting of shareholders submitting.

p. 14.4. Requirements on the extraordinary general meeting conducting shall to contain the issues subject to agenda inclusion.

Person (persons) requiring the extraordinary general meeting convocation entitled to submit a project of the Extraordinary general meeting of shareholder's decision, also proposal on the form of the general meeting conducting.

n. 14.5. In case if the requirement on the extraordinary general meeting of shareholders convocation is proceeded from the shareholder (shareholders) it must contain the name of shareholder (shareholders) required the meeting's convocation including a number, category (type) of the Company's shares belonging to him.

Requirement on the extraordinary general meeting of the Company convocation shall be signed by the person (persons) required the extraordinary general meeting of the Company.

Order of determination of a date for general meeting (session) of the supreme management body of the issuer conducting:

Determination of a date for general meeting of shareholders conducting is in the sole competence of the Board of Directors of the Company. In the process of preparation for the General meeting of shareholders conducting the Board of Directors determines the date for the General meeting of shareholders conducting.

Annual general meeting of shareholders of the Company shall be held not sooner than 2 (two) months and not later than 6 (six) months after the end of a fiscal year.

Extraordinary General meeting of shareholders upon the request of the Revision Committee of the Company, Auditor or shareholder (shareholders) owned not less then 10 (ten) percents of voting share of the Company shall be conducted within 40 (forty) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.

In case if the intended agenda of the extraordinary general meeting of shareholders contains an issue on election of members of the Board of Directors: the General meeting of shareholders is to be conducted within 70 (seventy) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.

Persons entitled to submit offers in agenda of meeting (session) of the supreme management body of the issuer:

p.13.1. Shareholders (shareholder) of the Company owned in aggregate not less then 2 (two) percent of voting shares of the Company within 90- (ninety) days after the date of the end of fiscal year have right to submit offers in agenda of annual general meeting of shareholders and nominate for candidates in the Board of Directors and Revision Committee of the Company which number must not exceed number composition of corresponding body.

n.13.2. Proposal on submitting of issues in agenda of the general meeting of shareholders and proposal on nominating for candidates shall be in written form with the name of submitted shareholder (shareholders), also number and category (type) of shares belonging to him and must be

signed by shareholder (shareholders).

n.13.3 Proposal on submitting of issues in agenda of the general meeting of shareholders shall contain statement of each offered issue also proposal on candidates nomination – name of each supposed candidate, name of body subject to his election.

Persons entitled to familiarize with information (materials) submitted to preparing and conducting of meeting (session) of the supreme management body of the issuer also an order of such information (materials) familiarizing:

Persons entitled to participate in the General meeting of shareholders have right to familiarize with information submitted for shareholder's meeting preparing and conducting.

p. 11.7. Information (materials) on agenda of the general meeting of shareholders within the 20 (twenty) days, and in case of general meeting conducting on agenda upon the issue on the Company's reorganization within the 30 (thirty) days before the general meeting of shareholders conducting shall be available to the persons entitled to participate in the general meeting of shareholders subject to familiarization in the premises of the executive body of the company and in other places which addresses indicated in announcement on the general meeting of shareholders conducting. Indicated information (materials) shall be available to the persons participating in the general meeting of shareholders during its conducting.
Familiarization's order of the persons entitled to participate in the general meeting of shareholders with information (materials) over the issues of agenda of the general meeting of shareholders and list of information (materials) shall be defined by the resolution of the Board of Directors of the Company.

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the authorized (pooled) capital (unit trust), or at least 5 percent of ordinary shares

Name: Open Joint Stock Company "Kuzbasshydrostry", JSC "Kuzbassgydrostroy" (***Открытое акционерное общество "Кузбассгидроэнергострой", ОАО "Кузбассгидроэнергострой»*** ***(bankruptcy procedure - proceedings in bankruptcy)***
Location: Krapivinsky district , Kemerovo region, Russia
Issuer's share in the authorized capital of business venture: **100%**
Share of the issuer's ordinary shares of business venture:***100 %***
Share of business venture in the issuer's authorized capital: **0%**
Share of the business venture's ordinary shares of the issuer: **0%**

Name : Limited liability company **"Sbytenergo", Ltd. "Sbytenergo"**
Location: ***#14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, Russian Federation, 652417***
Issuer's share in the authorized capital of business venture: **100%**
Share of business venture in the issuer's authorized capital: **0%**

Name: Limited liability company ***"Bill centre Kuzbassenergo", Ltd. "Bill centre Kuzbassenergo"***
Location: **30, Kuznetsky prospect, Kemerovo, Kemerovo region,** ***650099***
Issuer's share in the authorized capital of business venture: **100%**
Share of business venture in the issuer's authorized capital: **0%**

Name: Open Joint Stock Company ***"Investment - production institution "Vodocanal", JSC "IPO Vodocanal"***
Location: ***#3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia***
Share of the issuer's ordinary shares of business venture: **74,5%**
Share of business venture in the issuer's authorized capital: **0%**
Share of the business venture's ordinary shares of the issuer: **0%**

Name: Open Joint Stock Company *"Prokopievskenergo", JSC "Prokopievskenergo"*
Location: ***#14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the authorized capital of business venture: ***60 %***
Share of the issuer's ordinary shares of business venture: ***60 %***
Share of business venture in the issuer's authorized capital: **0%**
Share of the business venture's ordinary shares of the issuer: **0%**

Name: ***Open Joint Stock Company "Engineering and analytical centre "Kuzbasstechenergo", JSC "Engineering and analytical centre "Kuzbasstechenergo"***
Location: ***#17, Stantsionnaya str., Kemerovo, Russia, 650099***
Issuer's share in the authorized capital of business venture: ***100 %***
Share of the issuer's ordinary shares of business venture:***100 %***
Share of business venture in the issuer's authorized capital: **0%**
Share of the business venture's ordinary shares of the issuer: **0%**

Name: ***Open Joint Stock Company "Kuzbass energyreparing company", JSC "Kuzbass energyreparing company"***
Location: ***#30, Kuznetsky prospect, Kemerovo, Russia, 650099***
Issuer's share in the authorized capital of business venture: ***100 %***
Share of the issuer's ordinary shares of business venture:***100 %***
Share of business venture in the issuer's authorized capital: **0%**
Share of the business venture's ordinary shares of the issuer: **0%**

Name: ***Open Joint Stock Company "Kuzbssetremont", JSC ""Kuzbssetremont"***
Location***: #1, Nevskogo str., Novokuznetsk, Kemerovo region, Russia, 654079***
Issuer's share in the authorized capital of business venture: ***100 %***
Share of the issuer's ordinary shares of business venture:***100 %***
Share of business venture in the issuer's authorized capital: **0%**
Share of the business venture's ordinary shares of the issuer: **0%**
Name: ***Closed Joint Stock Company "Autotransport enterprise "Kuzbassenergo", ZAO "ATP "Kuzbassenergo"***
Location: #4, Stantsionnaya str., Kemerovo, Russia, ***650006***
Issuer's share in the authorized capital of business venture: ***100 %***
Share of the issuer's ordinary shares of business venture:***100 %***
Share of business venture in the issuer's authorized capital: **0%**
Share of the business venture's ordinary shares of the issuer: **0%**

Name: ***Closed Joint Stock Company Medico-sanitary centre "Health centre "Energetic", ZAO "MSC "Health centre "Energetic"***
Location: ***#37, Kuzbasskaya str., Kemerovo, Russia***
Issuer's share in the authorized capital of business venture: ***100 %***
Share of the issuer's ordinary shares of business venture:***100 %***
Share of business venture in the issuer's authorized capital: **0%**
Share of the business venture's ordinary shares of the issuer: **0%**

Name: ***Open Joint Stock Company "Kuzbassenergoservice", JSC "Kuzbassenergoservice"***
Location: ***#10, Karbolitovskaya str., Kemerovo, Russia, 650000***
Issuer's share in the authorized capital of business venture: ***100 %***
Share of the issuer's ordinary shares of business venture:***100 %***
Share of business venture in the issuer's authorized capital: **0%**

Share of the business venture's ordinary shares of the issuer: **0%**

Name: *Company with limited liability " South-West", TOO" South-West"*
Location: *#10, Predzavodskaya str., Kemerovo, Russia*
Issuer's share in the authorized capital of business venture: *7.69 %*
Share of business venture in the issuer's authorized capital: **0%**

Name: *Closed Joint Stock Company "Bagran", ZAO "Bagran"*
Location: #4a, Pienersky boulevard, Kemerovo.
Issuer's share in the authorized capital of business venture: *7.14 %*
Share of business venture in the issuer's authorized capital: **0%**

Officials:

Name: ***Limited liability company "Journal TEC and the Kuzbass resources", Ltd. "Journal TEC and the Kuzbass resources"***
Location: ***#63, Sovetsky prospect, Kemerovo, 650099***
Issuer's share in the authorized capital of business venture: ***6.7 %***
Share of business venture in the issuer's authorized capital: **0%**

8.1.6. Information about essential transactions carried out by the issuer

No such transactions which liabilities amount 10 and more percents of the balance cost of the issuer's assets in the accounting period.

8.1.7. Information about credit ratings of the issuer

The Issuer or the issuer's securities have not been assigned any credit ratings for the last 5 fiscal years.

8.2. Information about each category (type) of the issuer's shares

Full name of category /type of shares: ***ordinary registered***
Nominal value: **one ruble**
number of shares in circulation: ***606163800 pieces***
By Resolution of FCCB of Russia #03-1210/p dd. 24.06.2003 an unification of additional issues of issuing securities of the Kuzbass joint stock company of energy and electrification was implemented as a result of which:

the following state registration numbers assigned to ordinary registered shares issues of the Kuzbass joint stock company of energy and electrification were annulated:
39-1n-00734 dd. 25.07.1994;
39-1-00970 dd. 23.11.1995.
Aforementioned issues of ordinary registered shares of the Kuzbass joint stock company of energy and electrification was assigned the state registration number 1-01-00064-A dd. 24.06. 2004.
JSC 'Central Moscow Depository" being the registrator spend an operation on unification of additional issues in the register of securities owners of JSC 'Kuzbassenergo" the 18th of July 2003.

There are no declared shares.

Shareholders rights granted by ordinary shares (art. 6 of the Articles of Association):

- Each ordinary share of the Company grants the shareholder – its owner – an equal amount of rights (par. 6.2 of the Article of Association).

The Company's shareholders, owners of ordinary registered share of the Company are entitled to the following:
participate in the General meeting of the Company's shareholders with the right to vote on all issues within his competence;

1) propose issues to include into the agenda of the General meeting of shareholders in accordance with the Article of Association and the legislation of the Russian Federation;
2) receive information about the Company's activity and examine its books, accounting statements and other documents in accordance with art. 91 of the Federal Law "On Joint Stock Companies" and with the Articles of Association, and other standard acts;
3) receive dividends declared by the Company;
4) have priority in acquiring additional shares and issued securities convertible into shares offered through open or closed subscription, proportionally to ordinary share's number belonging to him;
5) receive part of the Company's property left after all settlements with creditors in case of liquidation of the Company;
6) exercise other rights stipulated by the Russian Federation legislation and by the Articles of Association.

8.3. Information about the previous issues of the issuer's securities, except for the issuer's shares
Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.1. Information about the issues with all securities paid off (cancelled)

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.2. Information about the issues with securities in circulation

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default)

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.4. Information about the entity (entities) which provide security for the bonds of the issue

Issuer did not issue and float any bonds.

8.5. Terms of securing fulfillment of obligations on the bonds of the issue

Issuer did not issue and float any bonds.

8.6. Information about organizations registering the rights for issued securities of the issuer
Registrator:
Name: ***Joint Stock Company "Central Moscow Depository"***

Location: *#3 build. B, Orlikov pereulok str., Moscow, 107078*
Postal address: *#34, building 8, Bolshaya Pochtovaya str., Moscow, 105082*
tel.: *(095) 221-13-33, 221-13-34;* fax: *(095) 221-13-33*
e-mail: *Mcdepo@dol.ru*
License:
License number: *10-000-1-00255*
Issue date: *13.09.2002*
Expiry date: *unrestricted effective period*
License issuing body: *Federal Commission on Securities of Russia*
Registrator keeps the issuer's securities register from the 3rd of January 2002.

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents

Federal law of 10 December 2003 No. 173-FZ "On currency regulation and currency control" (ed. 29.06.2004) is the principal legislative document regulating the issues on the capital import and export.
Tax Code of Russian Federation (part 1 dd. 31.07.1998 №146-FL and part 2 dd. 05.08.2000 № 117-FZ).

Instruction of the Central Bank of the RF of 28 December 2000 No. 96-I (in version of 25.02.2003) "On special accounts of non-residents, type "C". This instruction is subject to adjustment the order of operations with non-residents type "C" in currency of Russian Federation and special accounts type "C" subject to securities accounting.

"Instructions adjusted with the Ministry of Trade of Russian Federation on expediency of investments abroad by legal entities and natural persons of RF" approved by the Order of the Ministry of Trade of RF №318 dd. 09.07.1999.
Furthermore the group of Federal laws ratifies agreements on avoiding a double taxation between Russian Federation and foreign countries.
Nowadays a regime on avoiding a double taxation is in force with more then 50 countries. For example:

1. *Federal Law # 167-FL " dd. 17.07.1999 " on ratification of Agreement between the Government of Russian Federation and the Government of Cyprus republic on avoiding a double taxation concerned profit tax and capital tax".*
2. *Federal Law #18-FL dd. 08.02.1998 "On ratification of a Convention between the Government of Russian Federation and the Government of French republic on avoiding a double taxation and prevention a tax bilk and violation of legislation concerned profit tax and property tax"*
3. *Federal Law #65-FL dd. 19.03.1997 "On ratification of Convention between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on avoiding a double taxation and prevention tax bilk concerned profit tax and property price appreciation" and Agreement between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on some Convention's provisions application concluded in form of the notes exchange dd. 15.02.1994.*
4. *Federal Law #42-FL dd. 26.02. 1997 "on ratification of Agreement between Government of Russian Federation and the Government of Canada on avoiding a double taxation concerned profit tax and property tax."*
5. *Federal Law #158-FL dd.18.12.1996 "on ratification of Agreement between the Russian Federation and Federal Republic of Germany on avoiding a double taxation concerned profit tax and property tax".*
6. *Contract concluded between the Russian Federation and United States of America subject to avoid a double taxation and prevent a tax bilk concerned profit tax and capital tax (Washington, 17.06.1992).*
7. *Convention concluded between the USSR Government and the Government of Japan subject to*

avoid a double taxation and prevent a tax bilk concerned profit tax (Tokyo, 18.01.1986).

8. *Federal Law #69-FL dd. 14.06.2002 "On ratification of the Agreement concluded between the Government of Russian Federation and the Government of Tajikistan on avoiding a double taxation and prevention a tax bilk concerned profit tax and capital tax".*
9. *Federal Law #60-FL dd. 28.05.2001 "On ratification of the Agreement concluded between the Government of Russian Federation and Moldova republic on stimulation and reciprocal protection of capital investments"*

8.8. Description of the order of taxation of revenues from the issuer's issued securities placed and in floatation

Order of taxation of revenues from the issuer's issued securities (dividends- on shares, interests – on bonds) shall be adjusted by the Tax Code of Russian Federation.

Table 1: Taxation of legal entities profit tax on the floated securities (subject to floatation) in form of dividends in accordance with legislation if force as for a date 2005:

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1.Profit's name on the floated securities	**Dividends**	
2. Security tax	Profit tax	
3. Tax rate	9 %	15 %
4.Order and terms of tax payment	Profit tax in form of dividends shall be collected from the source of such tax payment and shall be transferred to the budget by tax agent exercised this payment within 10 days form the date of tax payment.	Amount of the tax withheld from the foreign organizations shall be paid to the budget by tax agent at the same time with profit payment in a currency of this profit payment or in a currency of RF at the official rate of Central Bank as for a date of payments.
5. Features of taxation order for this category of securities owners	The total sum of the tax from the sum of dividends is defined as product of tax rate and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation under definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made	Elimination of double taxation. For exemption of taxation or application of a preferential taxation regime the tax payer (foreign organization) should confirm to the tax agent paying the profit before date of the profit payment that he is a resident of the state, with which Russian Federation has the international contract (agreement) adjusting taxation issues. Such confirmation should be certified by the authorized body of the corresponding foreign state. In a case non confirmation before the date of profit payment the tax agent is to obliged to withhold the profit tax of foreign organization. In accordance with par. 2 of art. 312 of Tax Code of RF (part 2) foreign profit recipient has right to reimburse the early withheld profit tax paid by him earlier within 3 years from the date of tax period termination when the profit tax was paid off under condition of granting by the foreign addressee of the income in the tax body according the place of registration of the tax agent of corresponding documents (list is in art. 312 of the Tax Code of RF (part 2). Repayment of early withheld and paid tax shall be fulfilled within the month from the date of application and aforementioned documents.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations" of the Tax code of RF (part 2).	

Table 2. Taxation of profits of natural persons on the floated securities in form of dividends in accordance with legislation in force as for a date 2005.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	**Dividends**	

2. Profits' name on securities	Tax on the natural person's profits	
3. Tax rate	9 %	30 %
4. Order and terms of tax payment	Liability to withhold from the tax payer's income an amount of the tax and to pay it to the corresponding budget shall be entrusted to Russian organization as the source of income of tax payer in form of dividends (tax agent). Charged amount of tax shall be withheld directly from the tax payer's income under its actual payment. Tax agents shall to pay amounts of the accrued and withheld tax not later the date of actual money receipt to tax payment in bank, also the date of income transfer from the accounts of tax agents to accounts of tax payer or on his behalf to the third party's bank accounts.	
5. Features of taxation order for this category of securities owners	Total sum of tax on the dividend amount shall be defined as of as product of the rate of the tax and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation at definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made.	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being *the resident of the country* concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2), art. 275 of the chapter 25 "Profit tax of organizations", Tax Code RF.	

Таблица 3. Taxation of legal entities profit subject to sale of allocated and subject to allocation securities, also interests from the bonds of the issuer in accordance with legislation in force as for the date 2005.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
Profit's name on the floated securities	**Profits from operations on securities sale, also percents on the issuer's bonds.**	**Profits from Russian organization's shares sale, whose assets more then 50% composed of real estates located on the RF territory, also percents on the issuer's bonds.**
2. Profits' name on securities	Profit tax	
3. Tax rate	24 %, where 6,5% shall be charged off to the federal budget, 17,5% - to the budgets of subject of RF. Tax arte of the tax subject to charge –off to the RF budgets may be decreased for some categories of tax payers according to the legislation of RF subjects. Thus tax rate may not be lower then 13,5%.	20 %
4. Order and terms of tax payment	Tax subject to be paid off at the end of tax period shall be paid off not later the date provided by art. 289 of Tax Code of RF for tax declaration's submitting for the corresponding tax period. Advance payments on the tax over the results of reporting period shall be pad off not later the date determined for the tax declarations submitting for the corresponding tax period. Monthly advanced payments shall be paid in terms in 28 days at latest, as of the date of the end of the corresponding tax period. The taxpayers calculating the sums of monthly advance payments on the basis of actually received profits shall submit tax declarations in not later than the 28th of the month next following the month on the basis of which results the calculation of the tax is made. By results of the reporting (tax) period amounts of monthly advanced payments paid within the reporting (tax) period shall be set-off in the advance payments by the results of the reporting period. Advanced payments by the results of reporting period shall be set-off in account of tax	The Russian organization or the foreign organization performing activity in the Russian Federation through its permanent representation (tax agents) paying out income to a foreign organization shall with hold the sum of tax from the incomes of this foreign organization, in every payment (transfer) to it of monetary funds or in another receipt of incomes by the foreign organization. The tax agent shall be obliged to transfer the corresponding sum of tax in the course of three days after the day of payment (transfer) of the monetary funds to the foreign organization or of another receipt of incomes by the foreign organization.

	payment by the results of tax period.	
5. Features of taxation order for this category of securities owners		If a foreign organization submits to the tax agent confirmation that this foreign organization has a constant location in this country, with whom Russian Federation has the international agreement regulating taxation issues, concerning the income on which the international agreement stipulates a preferential mode of taxation in Russian Federation, elimination of tax deduction from a source of payment or deduction of the tax under the lowered rates before the date of income payment.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations", Tax Code RF.	

Table 4.Taxation of natural' person's profit subject to sale of allocated and subject to allocation securities, also interests from the bonds of the issuer in accordance with legislation in force as for the date 2005.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	The profits of the RF sources are the follows: **- interests received from Russian organization, as well as interests received from Russian individual businessmen and (or) from a foreign organization in connection with the activity of its permanent representation in the Russian Federation;** **- profits on shares or other securities sale in RF, also participation share in the authorized capital of organizations;**	
2. Profits' name on securities	Natural person's profit tax	
3. Tax rate	13 %	30 %
4. Order and terms of tax payment	Tax amount calculation and payment is carried out by the tax agent by the end of fiscal period (fiscal year) or at carrying out by him monetary funds of the tax payer payment before the end of the fiscal period. At payment of monetary funds before the expire of scheduled fiscal period a tax shall be paid off from the profit's share equal to actual sum of monetary funds paid off.	
5. Features of taxation order for this category of securities owners	At the absence pf documentary approval of expenses a natural person entitled to use tax deduction in amount received due to securities sale in the ownership of tax payer less then three years but not exceeded 125 000 RUR. At securities selling in the ownership of tax payer during three years and more, the property tax deduction shall be granted in amount received due to securities selling by the tax payer. At the property selling in the aggregate share or aggregate joint ownership corresponding amount of the property tax deduction shall be distributed between owners of this property in proportion to their share or on mutual agreement.	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2)	

8.9. Information about the announced (accrued) and paid dividends on the issuer's shares, and income from the issuer's bonds

JSC "Kuzbassenergo" paid dividends on ordinary shares only by results of 2005 year for the last 5 fiscal years. Decision on dividends payment was accepted at the annual general meeting of shareholders in 8 of June 2001 (minutes №7 dd. 08.06.2001). Dividends were accrued in amount of RUR 0, 071 for each ordinary share of the Company in money form in the terms up to 07.09.2001. Total sum of accrued dividends amounted RUR 43037 thousands as for a date of 30.09.2005; of paid –RUR 42929 thousands including by the results of years:

2001 - 35189 RUR thousands.;

2002 – 7675 RUR thousands.;

2003 - 65 RUR thousands

The rest of non paid dividends was 108 thousands rubles including:

dead – 37 thousands rubles (successors did not legalize the legacy rights);

legal entities – 71 thousands rubles (dividends accrued to the legal entities were transferred to the settlement accounts indicated in the list of registered persons entitled to receive dividends as for a date of 23.04.2001 granted by the registrator JSC "Specialized registrator "Primula" in accordance with JSC "Kuzbassenergo order.

Because of not all persons registered in the company's shareholders register informed the holder of the company's shareholders register on changes in their data, dividends were paid back to the settlement account of JSC 'Kuzbassenergo". As the changes drawing up and banks requisites granting the Company transfers dividends accrued by the results of 2000 to the legal entities.

By the results of the year 2001 the general meeting of shareholders of JSC 'Kuzbassenergo" accepted:

(minutes #10 dd. 21.06.2002) Due to existing financial result by the results of the year 2001 in amount of 2977 thousands rubles. The Board of Directors of JSC "Kuzbassenergo" recommended to annual general meeting of shareholders of the Company to adopt decision not to pay dividends on ordinary shares of the Company, not-distributed proceeds equal to RUR 2977 thousands to transfer in the Reserve Fund.

By the results of the year 2002 the annual general meeting of shareholders of the Company "Kuzbassenergo" accepted the decision: "not to pay dividends on ordinary shares of the Company by the results of the year 2002 " (minutes №11 dd. 02.06.2003).

By the results of the year 2002 the balance loss amounted RUR 53 1606 thousands was beard. In this connection the Board of Directors at their meeting spent 16.04.2003 recommended to the general meeting of shareholders not to pay dividends on ordinary shares of the Company by the results of the year 2002.

By the results of the year 2003 the annual general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "Not to pay dividends on ordinary shares of the Company by the results of the year 2003 (minutes №12 dd. 14.06.2004).

By the results of the year 2004 the annual general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "Not to pay dividends on ordinary shares of the Company by the results of the year 2004 (minutes №13 dd. 27.06.2005).

As a result of financial and economic activity for the 12 months of the year 2004 net losses amounted RUR 390 580 thousands were beared. Thus the Board of Directors of the Company recommended to the general meeting of shareholders not to pay dividends on ordinary shares of the company by the results of the year 2004.

By the results of 9 months of the year 2005 the extraordinary general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "To pay dividends on ordinary shares of JSC "Kuzbassenergo" by the results of 9 months of the year 2005 amounted RUR 0,670461 rubles for each one ordinary share of JSC "Kuzbassenergo" in money terms within 60 days from the date of decision on their payment adoption (minutes №14 dd. 30.12.2005).

JSC "Kuzbassenergo" did not issue the bonds

8.10. Other information

There is no other information on the issuer and his securities

Annex C

1.24

Announcement on substantial fact
"Information on accrued and (or) paid incomes over the securities of the issuer"

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. The Internet address, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/inf/facts
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Essential fact's code (codes)	0600064A16012006

2. Contents of Announcement
2.1. Type, category, series and other ID features of Securities: ordinary registered shares 2.2. State registration number of issue (additional issue) of securities, date of state registration: 1-01-00064-A dd. 24 June 2003. 2.3. Name of recording body who had carried out the State registration of the issue (additional issue) of securities: FCCB of Russia. 2.4. Management body of the issuer who had accepted a decision on the payment (announcement) of dividends over the securities of the issuer: General meeting of shareholders. 2.5. date of decision making on payment (announcement) of dividends over the securities of the issuer: 30 of December 2005. 2.6. The date of making the minutes of the meeting of the authorized management body of the issuer where the decision on payment (announcement) of dividends over the securities of the issuer was made: 16 of January 2006 2.7. Total amount of dividends accrued on the shares of the issuer of the determined category (type), and the dividend's amount accrued per one share of the determined category (type): Total amount of dividends – RUR 406 409 187,51. Dividend's amount per one share – RUR 0,670461. 2.8. Form of payment of income over the securities of the issuer (monetary form, other property): Monetary form of payment . 2.9. Date of execution of liabilities on payment of incomes over the securities of the issuer (shares dividends), and if liabilities on payment of incomes over the securities of the issuer

must be executed by the issuer within the defined terms (period of time) – the date of termination of such term shall to be the 28th of February 2006 (within the 60 days from the date when the decision on payment of dividends was accepted).

3. Signature		
3.1. General Director	____________________ (подпись)	Sergey Mikhailov
3.2. Date «16» January 2006	Place of the seal	

Annex C

1.25

ANNOUNCEMENT ON THE ESSENTIAL FACT
«INFORMATION ON THE DECISIONS ACCEPTED AT THE GENERAL MEETINGS»

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. The Internet address, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/inf/facts
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Essential fact's code (codes)	1000064A16012006

2. Contents of the announcement
2.1. Type of general meeting(annual, extraordinary): extraordinary 2.2.Form of the general meeting's holding: absentee voting 2.3.Postal address, where the completed ballots were send: JSC "Central Moscow Depository" , №34, stroienye 8, Bolshaya Pochtovaya str., Moscow, 105082, Russia 2.4. Quorum of the general meeting: 93,3062 %. 2.5. Questions subject to voting, and results of the voting: **1. On reorganization of JSC "Kuzbassenergo" in the form of segregation, on procedure and terms of segregation, on establishment of new companies (including JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on stock floatation of the created companies and on the procedure of floatation, on approval of divided balance.** Results of the voting: «FOR» - 564 168 939 votes (% from the voted participants - 99,7490), «AGAINST» - 521 966 votes, «ABSTAIN» - 430 710 votes. Number of the votes in the ballots that were recognized as VOID - 133 600. *2.* **On reorganization of JSC "Kuzbassenergo" in the form of segregation, on procedure and terms of segregation, on establishment of new companies (without establishment of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on stock floatation of the created companies and on the procedure of floatation, on approval of divided balance.**

Results of the voting: «FOR» - 1 784 961 votes, «AGAINST» - 562 614 277 votes (% from the voted participants - 99,4742, «ABSTAIN» - 551 350 votes. Number of the votes in the ballots that were recognized as VOID - 93 000.

3. **On payment (announcement) of dividends for the shares of the Company at the outcome of 9 months of 2005.**

Results of the voting: «FOR» - 565 322 381 votes (% from the voted participants – 99,9530), «AGAINST» - 33 600 votes, «ABSTAIN» - 148 400 votes. Number of the votes in the ballots that were recognized as VOID – 84 000 votes.

2.6. Formulating of the decisions accepted by the general meeting:

Over the question № 1:

1. **1. To reorganize JSC "Kuzbassenergo" by means of segregation:**
- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";
- JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

2. **To establish the following procedure and terms of segregation:**

2.1. Stock floatation of the created companies is carried out in the procedure and on terms prescribed by article 4 of the present resolution.

2.2. Part of property, rights and obligations of the Company are transferred to the segregated companies in accordance with the divided balance.

2.3. The procedure of preparation for and holding general meetings of shareholders of the companies created as well as the voting procedure on issues of the agenda of specified meetings of shareholders is stipulated by the given resolution (article 3) and the Statute of JSC "Kuzbassenergo".

2.4. Within 3 days after the decision on reorganization of the Company by means of segregation is taken by the General meeting of shareholders, the General director of the Company notifies the taxation authority about the decision taken.

2.5. Not later than 30 days of the date of the decision-making on the issue of reorganization in the form of segregation the general director notifies the creditors of the Company on making the decision through sending in the announcement via registered letter and publishes the announcement on reorganization of the Company in print assigned for publishing information on state registration of legal entities.

2.6. Within 30 days of the date of publishing of the announcement on the decision made or within 30 days of the date the announcement was send to them creditors of the Company have a right to demand termination or advance execution of the corresponding liabilities of the Company and repayment of damages. Based on the demands received from the creditors the Company draws up the register of demands both satisfied and being subject to satisfaction.

2.7. General director notifies employees of JSC "Kuzbassenergo" of taking the decision on reorganization of JSC "Kuzbassenergo" and carries out a complex of activities connected with formalizing labor relations in accordance with the Labor Code of the Russian Federation.

2.8. In accordance with article 1 of clause 75 of Federal Law "On joint stock companies" shareholders of the Company who voted against the decision to reorganize the Company or who did not participate in voting on the given issue have a right to demand full or partial redemption of shares held by them from the Company in the procedure prescribed by Board of Directors of the Company in accordance with the requirements of the legislation of the Russian Federation in the announcement on holding an extraordinary general meeting of shareholders of the Company.

Redemption of shares is carried out in accordance with the price stipulated by the Board of Directors of the Company in accordance with article 3 of clause 75 of Federal

Law "On joint stock companies".

Bought out shares are paid off at the moment of redemption and the shares of the created
companies are not subject to allocation among them.

2.9. The report on overall results of redemption of shares of the Company is approved by the Board of Directors of the Company within 5 days of the date of paying off the bought out shares.

As a result of paying off bought off shares the authorized capital stock of JSC "Kuzbassenergo" is diminished to the amount of nominal value of the shares paid off.

3. To establish the following legal entities:

- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";
- JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

3.1. To determine that the quantitative composition of the board of directors of each of the created companies equals 11 persons.

To determine that the quantitative composition of the revision committee of each of the created companies equals 5 persons.

3.2. To determine that shareholders (shareholder) of JSC "Kuzbassenergo" being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo" have a right to forward to the address of the Company suggestions on nomination of candidatures for election of members of the board of directors of each of the created companies (up to 11 candidatures for each of the created companies) and members of the revision committee of each of the created companies (up to 5 candidatures for each of the created companies), as well as candidatures for the positions of general directors of each of the created companies (not more than 1 candidature for each of the created companies). Such suggestions must be received by the company not later than March 15, 2006.

Only candidatures who were nominated in accordance with the prescribed requirements and suggestions on whom were received within the deadline prescribed by the present resolution, by the shareholders (shareholder) being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo"at the moment of nomination are subject to inscription in voting papers for the general meetings of shareholders.

The mentioned nominations are to be inscribed in written form with indication of the name (title) of the nominating shareholders (shareholder) and the number of common shares of JSC "Kuzbassenergo" owned by them (him/her).

In case the indicated suggestions on nomination are signed by a representative of the shareholder they should be accompanied by power of attorney (copy of power of attorney attested in prescribed order), arranged in accordance with the requirements for drawing up of a power of attorney for voting of the Federal Law "On joint stock companies".

In case the indicated suggestions on nomination are signed by a shareholder (shareholders) whose share rights are taken account of in accordance with the deposit account in depositary, such suggestion should be accompanied by the extract of deposit record of the shareholder in depositary carrying out the registration of rights of the mentioned shares.

The suggestion on nomination of the indicated candidates must contain:

- name of the created company, in the bodies of which the candidates are nominated;
- last name, first name, patronymic and the principal place of business of each of the

- nominated candidates;
- name of the body for which the candidate is nominated.

The Board of Directors of the company must review the suggestions received and take the decision on inclusion or on the refusal to include the nominated candidatures in the list of candidates for the election in the bodies of the created company by March 20, 2006.
The nominated candidates are subject to inclusion in voting papers for the election in the corresponding body of the created companies with the exception of the following cases:

- when the nomination does not correspond to the requirements prescribed by the present article;
- when the nomination of shareholders (shareholder) is received by the Company later than March 15, 2006;
- when the shareholders (shareholder) do not in the aggregate own the necessary amount of shares of JSC "Kuzbassenergo".

Reasoned decision of the Board of Directors of the Company on refusal to include the nominated candidates in the list of candidatures for voting in the elections for the specific body of the created companies is forwarded not later then March 23, 2006 to shareholders (shareholder) who nominated the candidate.

3.3. At general meetings of shareholders of the created companies the functions of the counting commission are executed by the registrar of the Company – Joint Stock Company "Central Moscow Depositary".

3.4. It must be determined that at voting during general meetings of shareholders of the created companies on issues of approval of the Statute of the created company, of election of members of the revision commission or of election of general director, each common share of the created company subject for floatation gives the shareholder of the created company being the holder of common shares one vote.

The decision on issues of approval of the Statute of the created company, on election of the general director and members of the revision commission is taken by the general meeting of shareholders with the majority of votes of shareholders of the created company – holders of common shares participating in the general meeting of shareholders of the created company.

3.5. It must be determined that elections of members of the board of directors of the created companies are carried out by cumulative voting. At cumulative voting the number of votes of every shareholder of the created company – holder of common shares is multiplied by the number of persons to be elected in the board of directors of the company in accordance with article 3.1. of the present resolution and the shareholder of the created company owning common shares has a right to give all of his/her votes for one candidate or to distribute them among two or more candidates.
The 11 candidates collecting the largest number of votes are considered elected for the board of directors of the created company.

3.6. General meetings of shareholders of the created companies are authorized (muster a quorum) on condition that shareholders of the created companies possessing in the aggregate more than half of votes subject to floatation of common shares of the corresponding created company, participated in the elections.
Shareholders of created companies registered for participation in the general meeting and shareholders whose voting papers were received by the Company not later than two days before the date of the general meeting of shareholders of the created company are considered to have taken part in the general meeting of shareholders.

3.7. At decision-making on issues connected with holding general meetings of shareholders of the created companies which are not stipulated by the present resolution, standard acts of the Russian Federation regulating similar relations (by analogy) are to be used.

4. To establish the following procedure of floatation of shares of the created

companies:

4.1. Shares of the newly established JSC "Kuzbassenergo - regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" are distributed among the shareholders of JSC "Kuzbassenergo" including the shareholders who voted against or not having participated in voting on the issue of reorganization of the Company, proportionally to the number of shares of the Company owned by them.
To establish the following coefficients of distribution of common shares of JSC "Kuzbassenergo – regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", and their nominal value:
counting for every common share of JSC "Kuzbassenergo" the following are simultaneously subject to distribution:
1 (one) common share of JSC "Kuzbassenergo – regional electricity supplying company", with nominal value of 2, 90 RUR,
1 (one) common share of JSC "Kuzbass energy distributing company" with nominal value of 0,05 RUR,
1 (one) common share of JSC "Main power lines of Kuzbassenergo" with nominal value of 1 RUR,

4.2. The number of shares of JSC "Kuzbassenergo – regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo" of the soecific category (type) which every shareholder of JSC "Kuzbassenergo" is to receive is equal to the number of shares of "Kuzbassenergo" of the corresponding category (type) owned by him/her.

4.3. Shares of the newly established JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" are floated in the following way:

- JSC "Kuzbassenergo" purchases 303 081 901 common shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", 303 081 901 common shares of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and also purchases the shares of the newly estavlished companies in accordane with the procedure prescribed by article 4.11 of the present resolution;
- other common shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" subject to floatation are distributed among the shareholders of JSC "Kuzbassenergo" in accordance with articles 4.4., 4.5., 4.8. of the present resolution.

Nominal value of 1 (one) common share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" – 1, 50 RUR.
Nominal value of 1 (one) common share of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)"- 0, 90 RUR.

4.4. Every shareholder who participated in voting on the issue of reorganization of JSC "Kuzbassenergo" and didn't vote against taking the decision on reorganization is to receive shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" in the number calculated in the following way:

$$X = \frac{A}{B-C} \times D$$

Where :

X – the number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" to be received by the shareholder who participated in voting on the issue of reorganization of JSC "Kuzbassenergo" and didn't vote against taking the decision on reorganization;

A – the number of shares of JSC "Kuzbassenergo" owned by the shareholder at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" accordingly;

B – total amount of shares of JSC "Kuzbassenergo" at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" (with the deduction of the shares being the property of or being at the disposal of JSC "Kuzbassenergo");

C – total number of shares of JSC "Kuzbassenergo"owned by the shareholders who voted against taking the decision on reorganization or did not participate in voting on this issue, at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" accordingly;

D – total amount of shares of the newly established company (JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"or JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" subject to distribution among the shareholders of JSC "Kuzbassenergo" (resulted at calculation in accordance with the regulations of paragraph 1 of article 4.5. of the present resolution, minus total number of shares or the corresponding newly established company subject to purchase by JSC "Kuzbassenergo" and distribution among the shareholders of the Company who voted against taking the decision on reorganization or didn't take part in voting on this issue).

In case at calculating the number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" that is to be received by the shareholders of JSC "Kuzbassenergo" at the result of distribution, the number of shares of any shareholder turns out to be fractional the fraction is not taken into consideration.

In case in the result of rounding-up a shareholder does not obtain any share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" or JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)", such shareholder receives one share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and one share of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

4.5. The total number of shares of each of the newly established companies subject to floatation equals the number of shares of JSC "Kuzbassenergo" at the moment of taking the decision on reorganization (minus the number of shares beign the property or being at the disposal of JSC "Kuzbassenergo").

At that the total number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)"subject to floatation may be increased in case the sum of shares of the indicated companies subject to floatation, calculated in accordance with articles 4.3., 4.4. turns out to be larger than the number of shares subject to floatation in

acordance with paragraph 1 of the present resolution.

4.6. The amont of the authorized capital stock of each of the newly established companies is determined through multiplication of the total number of shares of the specific company subject for floatation by the nominal value of one share.

4.7. The authorized capital stock of the newly established companies are formed at the expense of the funds of additional capital.

4.8. In accordance with paragraph 3 article 3 clause 19 of Federal Law "On joint stock companies" shares of each of the newly established companies in the number equal to the number of shares of the Company owned are subject to distribution among the shareholders of the company who voted against taking the decision on reorganization of the Company or did not participate in voting on this issue.

4.9. Common shares or the newly established companies will grant their owners the following rights:

1. to participate in the General meeting of shareholders of the company personally or through representation with the right to vote on all the issues under the competence;
2. to put forward suggestions into the agenda of the general meeting of shareholders in the procedure prescribed by the legislation of the Russian Federation and the Statutes of the company;
3. to obtain information on activities carried out by the company and to review the documentation of the Company in accordance with article 91 of the Federal Law "On joint stock companies", as well as other standard acts and the Statute of the company;
4. to collect dividends announced by the company;
5. of preferred purchase of excess shares floated through open subscription and emissive securities convertible into shares, in the number proportional to the number of shares of this category (type) owned by them;
6. in case of liquidation of the company to receive part of its property;
7. to realize other rights prescribed by the legislation of the Russian Federation and the Statute of the company.

4.10. The shares of the Company, property right for which has passed on to new owners after taking the decision on reorganization of the Company and before the moment of state registration of the newly established companies, give their owners the same scope of rights as of the shareholders who voted for taking the decision on reorganization of the Company.

4.11. The shares of the companies that were not distributed among the shareholders of the Company are declared as being purchased by JSC "Kuzbassenergo".

4.12. The shares of the newly established companies at the moment of state registration of the companies established as the result of reorganization on the basis or the data contained in the register of shareholders of JSC "Kuzbassenergo" at the corresponding date are considered floated (distributed among the shareholders of JSC "Kuzbassenergo", purchased by JSC "Kuzbassenergo").

5. To approve the dividing balance.

Over the question № 2: Decision was not accepted.

Over the question № 3: To pay off dividends for the ordinary shares of the JSC "Kuzbassenergo" at the outcome of 9 months of 2005 in amount of RUR 0,670461 for one ordinary share of JSC 'Kuzbassenergo" in cash within 60 days from the date of the decision's adoption.

3. Signature	
3.1. General Director ____________________	Sergey Mikhailov (подпись)
3.2. Date «16» of January 2006	Place of the seal

Annex C

1.26



General Director
First Deputy General Director on common questions
Deputy General Director on energy selling Director of "Energosbyt"
Deputy Geral Director on production - technical director
Deputy General Director of electric lines economy
Deputy General Director on production assurance
Deputy General Director on finances and economics
Chief Accountant
Deputy General Director on corporate governance
Deputy General Director on security, civil defence and emergency situations
on external economic links in Moscow
Deputy technical director on maintenance and future trens of the company development
Deputy technical director on investment policy
PTO
SOER
ETS
GPR
Directorate on investment projects guidance
OKs
SRTO ZiS
SNiOT
directorate on management of material and technical resources. Director on MMTR
Materials department
Equipment department
TTS
Group of procurements organizing
Service on electric
Department of ACS
chief of department
Service of Software adjustment , OBC
Service on developpment of information systems
Service on hardware support
Department of finances
chief of department
OFAiOU
OFP
ONP
Treasury
chief of Treasury
Department of accounts
Department of budget control
Economic department
chief of department
OTR
regulation
OPIAPI SR
OPiAPZ
Accounts department
Legal department
chief of department
OPO
OKMR
Department of control and analysis
chief of department
Department of internal audit
department of capital management
chief of department
Department on capital accounting
Department of corporate governance
chief of department
Corporate policy department
Department of personnel administration
chief of department
OIPOiKD
OUPR
SPKK
SSRiOUT
Administration of economic securing Chief of Administration
general service
Sector on civil defence
SEIBiR
Spec. group
chief of department, manager of aparathus
ОДП
Отдел по связям с общественностью
Energosbyt
UTS
Electr plants
TU GRES
BEL GRES
SK GRES
Kuzn TETs
WS TETs
NK TETs
Kem TETs
Kem GRES
KE-
Electric networks
EEN
NEN
SEN
CEN
MEN
Representative office in Moscow
AFFILIATED COMPANIES

Annex C

1.27

Dividing balance

Indicate code AO: AO
Report in section of: BO

Balance Items	Line code	For the end of period	Amount as per AO	Difference As per AO	MSK	RSK	ESK	GK
ASSETS								
1. FIXED ASSETS.								
Intangible assets including:	110	1 321,32	1 321,32	0,00	0,00	0,00	0,00	1 321,32
Rights for patents, programs, trade marks, other similar to the named rights and assets	111	1 321,32	1 321,32	0,00	0,00	0,00	0,00	1 321,32
Organizational costs	112	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Goodwill of organization	113	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other kinds of intangible assets	114	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Costs of scientific research, development and technological work	115	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Fixed assets, incl.:	120	26 031 891 752,52	26 031 891 752,52	0,00	1 924 143 414,50	5 510 821 763,33	178 487 935,84	18 418 438 638,85
Land lots and objects of nature management	121	567 112 541,65	567 112 541,65	0,00	19 894 614,43	24 733 129,77	1 300 139,01	521 184 658,44
Buildings, structures, machinery and equipment	122	25 421 984 032,31	25 421 984 032,31	0,00	1 903 513 123,11	5 478 724 020,70	169 996 994,12	17 869 749 894,38
Other kinds of fixed assets	123	42 795 178,56	42 795 178,56	0,00	735 676,96	7 364 612,86	7 190 802,71	27 504 086,03
Investments in fixed assets, incl.:	130	2 362 266 665,01	2 362 266 665,01	0,00	12 333 165,31	101 058 143,62	11 245 026,54	2 237 630 329,54
Equipment for installation	13001	173 698 827,18	173 698 827,18	0,00	5 425 579,54	13 115 567,77	869 630,84	154 288 049,03
Investments in fixed assets	13002	2 188 567 837,83	2 188 567 837,83	0,00	6 907 585,77	87 942 575,85	10 375 395,70	2 083 342 280,51
Profitable investments in material assets, incl.:	135	7 301,26	7 301,26	0,00	0.00	0,00	0,00	7 301,26
Property for leasing transfer	136	7 301,26	7 301,26	0,00	0,00	0,00	0,00	7 301,26
Property transferred under hire contract	137	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Long-term financial investments, incl:	140	482 981 220,17	482 981 220,17	0,00	0,00	8 743 842,01	100 000,00	474 137 378,16
Investments in associated companies	141	482 923 229,17	482 923 229,17	0,00	0,00	8 743 842,01	100 000,00	474 079 387,16
Investments in dependent companies	142	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Investments in other organizations	143	57 991,00	57 991,00	0,00	0,00	0,00	0,00	–57 991,00

Loans for more than 12 months	144	0,00	0,00	0,00	0,00		0,00	0,00
Other long-term investments	145	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Deferred tax assets	148	571 839 505,57	571 839 505,57	0,00	10 557 552,67	85 722 522,50	385 871,20	475 173 559,20
Other fixed assets	150	0,00	0,00	0,00	0,00	0,00	0,00	0,00
TOTAL for the section I	190	29 448 987 765,85	29 448 987 765,85	0,00 47 03[illegible]	1 947 034 132,48	5 706 346 271,46	190 218 833,58	21 605 388 528,33
II. CURRENT ASSETS						0,00		
Stocks, including:	210	1 158 451 243,81	1 158 451 243,81	0,00	187 410,32	75 695 571,35	3 375 973.71	1 079 192 288,43
Raw material, materials and other similar values, of them	211	1 113 471 272,98	1 113 471 272,98	0,00	0,00	72 893 882.46	3 076 232,92	1 037 501 157,60
Residual oil	21101	47 753 686,49	47 753 686,49	0,00	0,00	0,00	0,00	47 753 686,49
Coal	21102	572 042 475,59	572 042 475,59	0,00		0 00	0,00	572 042 475,59
Diesel fuel	21103	0,00	0,00	0,00	0,00	0 00	0,00	0,00
Other technological fuel	21104	0,00	0,00	0,00		0.00	0,00	0,00
Spare parts	21105	147 130 464,13	147 130 464,13	0,00		19 695 796.03	869 309,30	126 555 358,80
Other raw material and materials	21107	346 544 646,77	346 544 646,77	0,00		53 198 086,43	2 206 923,62	291 139 636,72
Animals for breeding and fattening	212	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Costs of production in process (expenses)	213	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Finish products and goods for resale	214	2 223 640,60	2 223 640,60	0,00	0,00	5 113,37	1 811,74	2 216 715,49
Goods shipped	215	1 703 074,75	1 703 074,75	0.00	0,00		0,00	1 703 074,75
Deferred expenses	216	41 053 255,48	41 053 255,48	0,00	187 410,32	2 796 575,52	297 929,05	37 771 340,59
Other stocks and costs	217	0,00	0,00	0,00	0,00		0,00	0,00
Value-added tax on acquired values	220	636 931 420,08	636 931 420,08	0,00	2 243 520,11	21 822 931,08	19 527 481,37	593 337 487,52
Value-added tax on acquired values	220	553 469 429,72	553 469 429,72	0,00	2 243 520,11	21 822 931,08	3 389 452,13	526 013 526,40
of them: VAT on purchases of electric power through FOREM	22001	83 461 990,36	83 461 990,36	0,00	0,00	0,00	16 138 029,24	67 323 961,12
Debt receivable (in more than 12 mon.) including:	230	1 087 223 694,78	1 087 223 694,78	0,00		111 436 396,05	119 409 971,60	856 377 327,13
buyers and customers of them:	231	264 817 959,11	264 817 959,11	0,00	0,00	104 158 266,20	116 065 120,93	44 594 571,98
those financed from the federal budget	23101	0,00	0,00	0,00	0,00	0,00	0,00	0,00
those financed from budgets of subjects of RF	23102	0,00	0,00	0,00	0,00	0,00	0,00	0,00
those financed from local budgets	23103	0,00	0,00	0,00		0,00	0,00	0,00
Other buyers and customers	23104	264 817 959,11	264 817 959,11	0,00		104 158 266,20	116 065 120,93	44 594 571,98
Notes receivable	232	672 937 576,48	672 937 576,48	0,00		0,00	0,00	672 937 576,48
Debt of affiliated and dependent companies	233	76 886 564,32	76 886 564,32	0,00	0,00	0,00	0,00	76 886 564,32
Advances paid	234	712 548,94	712 548,94	0,00		0,00	0,00	712 548,94
Other debtors	235	71 869 045,93	71 869 045,93	0,00	0,00	7 278 129,85	3 344 850,67	61 246 065,41

Debt receivable (within 12 mon after accounting date) incl.:	240	2 408 245 640,05	2 408 245 640,05	0,00	0,00	715 273 455,86	312 068 210,14	1 380 903 974,05
buyers and customers of them:	241	1 121 917 820,83	1 121 917 820,83	0,00	0,00	565 784 122,03	243 375 644,92	312 758 053,88
when selling electricity through FOREM inside the group	24101	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intermediaries by sale of heat and electric energy	24102	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Organizations financed from the federal budget	24103	11 156 857,88	11 156 857,88	0,00	0,00	6 760 986,17	893 242,34	3 502 629,37
Organizations financed from budgets of the Russian Federation	24104	910 870,26	910 870,26	0,00	0,00	304 673,30	0,00	606 196,96
Organizations financed from local budgets	24105	4 632 276,00	4 632 276,00	0,00	0,00	4 130 506,34	0,00	501 769,66
Other users of electric and thermal energy	24106	1 032 934 198,85	1 032 934 198,85	0,00	0,00	522 995 061,05	242 022 837,39	267 916 300,41
Arrears in rental fee	24107	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other buyers and customers	24108	72 283 617,84	72 283 617,84	0,00	0,00	31 592 895,17	459 565,19	40 231 157,48
Notes receivable	242	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Indebtedness affiliated and dependent companies	243	788 586 515,27	788 586 515,27	0,00	0,00	90 074 484,62	19 057 911,27	679 454 119,38
Arrears of participants in payments to authorized capital	244	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Advances paid, including:	245	257 848 952,97	257 848 952,97	0,00	0,00	50 157 510,37	29 521 392,18	178 170 050,42
To suppliers of electric and thermal energy	24501	25 029 327,80	25 029 327,80	0,00	0,00	0,00	25 029 327,80	0,00
To fuel suppliers	24502	14 796 327,18	14 796 327,18	0,00	0,00	0,00	0,00	14 796 327,18
To suppliers of materials	24503	32 013 756,56	32 013 756,56	0,00	0,00	8 013 843,64	365 493,73	23 634 419,19
To construction organizations	24504	51 045 560,16	51 045 560,16	0,00	0,00	28 129 862,24	0,00	22 915 697,92
To repair organizations	24505	16 578 984,43	16 578 984,43	0,00	0,00	1110 443,20	0,00	15 468 541,23
To suppliers of services	24506	54 336 430,61	54 336 430,61	0,00	0,00	2 015 488,74	881 483,69	51 439 458,18
Other advances paid	24507	64 048 566,23	64 048 566,23	0,00	0,00	10 887 872,55	3 245 086,96	49 915 606,72
Other debtors, including:	246	239 892 350,98	239 892 350,98	0,00	0,00	9 257 338,84	20 113 261,77	210 521 750,37
of penalties, fines, penalties under contracts	24601	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Overpayment of taxes in the federal budget	24602	2 060 774,72	2 060 774,72	0,00	0,00	0,00	0,00	2 060 774,72
Overpayment of taxes in budgets of subjects of RF	24603	51 328 424,86	51 328 424,86	0,00	0,00	0,00	0,00	51 328 424,86
Overpayment of taxes in local budgets	24604	23 172 800,07	23 172 800,07	0,00	0,00	0,00	0,00	23 172 800,07
Overpayment of payments in state offbudget funds	24605	477 243,30	477 243,30	0,00	0,00	0,00	0,00	477 243,30
Debt against RAO UES of Russia under engineering services	24607	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Debt of RAO UES of Russia under engineering services	24608	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Debt against RAO UES of Russia under PIR	24609	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Debt of RAO UES of Russia under PIR	24610	0,00	0,00	0,00	0,00	0,00	0,00	0,00

Other debtors	24611	162 853 108,03	162 853 108,03	0,00	0,00	9 257 338,84	20 113 261,77	133 482 507,42
Short-term financial investments, incl.:	250	27 454 428,52	27 454 428,52	0,00	0,00	7 489 190,30	0,00	19 965 238,22
Loans given for a period less than 12 months	251	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other short-term financial investments	253	27 454 428,52	27 454 428,52	0,00	0,00	7 489 190,30	0,00	19 965 238,22
Monetary assets, including:	260	90 478 857,29	90 478 857,29	0,00	1 400 000,00	20 606 524,37	15 094 429,04	53 377 903,88
Cash on hand	261	212 922,57	212 922,57	0,00	0,00	50 037,92	77 894,33	84 990,32
Settlement accounts	262	88 230 483,23	88 230 483,23	0,00	1 400 000,00	20 370 472,90	14 058 164,31	52 401 846,02
Currency accounts	263	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other monetary assets, including	264	2 035 451,49	2 035 451,49	0,00	0,00	186 013,55	958 370,40	891 067,54
Special accounts in banks	26401	146 943,31	146 943,31	0,00	0,00	84 739,11	0,00	62 204,20
Cash items	26402	947 168,98	947 168,98	0,00	0,00	101 274,44	17 031,20	828 863,34
Transfers on the way	26403	941 339,20	941 339,20	0,00	0,00	0,00	941 339,20	0,00
Other current assets, including:	270	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany payments under current transactions	27002	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany payments under construction	27003	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany payments under PIR	27004	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany payments under estimate of object protection	27006	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany VAT payments	27007	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other current assets	27005	0,00	0,00	0,00	0,00	0,00	0,00	0,00
TOTAL for section II	290	5 408 785 284,53	5 408 785 284,53	0,00	3 830 930,43	952 324 069,01	469 476 065,86	3 983 154 219,23
BALANCE (sum of lines 190+290)	300	34 857 773 050,38	34 857 773 050,38	0,00	1 950 865 062,91	6 658 670 340,47	659 694 899,44	25 588 542 747,56
III. CAPITAL AND RESERVES								
Authorized capital, including:	410	606 163 800,00	3 000 510 810,00	#####	606 163 800,00	1 757 875 020,00	30 308 190,00	606 163 800,00
In preference shares	41001	0,00	0,00	0,00	0,00	0,00	0,00	0,00
In common shares	41002	606 163 800,00	3 000 510 810,00	######	606 163 00,00	1 757 875 020,00	30 308 190,00	606 163 800,00
Own shares redeemed from shareholders	411	0,00	0,00	0,00,	0,00	0,00	0,00	0,00
Added capital	420	24 904 069 114,10	22 509 722 104,10			3 619 192 849,97	103 020 067,70	17 494 050 366,30
Payments for the allocated property	423	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Reserve capital, including:	430	16 858 000,00	16 858 000,00	0,00	0,00	0,00	0,00	16 858 000,00
Surplus funds formed in acc. with laws	431	16 858 000,00	16 858 000,00	0,00	0,00	0,00	0,00	16 858 000,00
Reserves formed in acc. with constituent documents	432	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Target financing	450	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Retained profit of the last years	460	1 272 688 598,85	1 272 688 598,85	0,00	0,00	0,00	0,00	1 272 688 598,85
Uncovered loss of past years	465	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Retained profit of the financial year	470	1 131 684 548,75	1 131 684 548,75	0,00	0,00	0,00	0,00	1 131 684 548,75

Uncovered loss of the accounting year	475	0,00	0,00	0,00	0,00	0,00	0,00	0,00
TOTAL for section III	490	27 931 464 061,70	27 931 464 061,70	0,00	1 899 622 620,13	5 377 067 869,97	133 328 257,70	20 521 445 313,90
IV. LONG-TERM LIABILITIES								
Loans and credits, including:	510	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Banks credits subject to repayment in more than 12 months.	511	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other loans subject to repayment in more than 12 months.	512	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Deferred tax liabilities	515	620 599 039,30	620 599 039,30	0,00	51 242 442,78	157 183 777,76	972 427,521	411 200 391,24
Other long-term liabilities, including:	520	1 559 164 166,15	1 559 164 166,15	0,00	0,00	126 339,76	0,00	1 559 037 826,39
Accounts payable to suppliers and contractors	52001	1 512 095 259,28	1 512 095 259,28	0,00	0,00	126 339,76	0,00	1 511 968 919,52
Accounts payable to social funds, including:	52002	7 942 089,60	7 942 089,60	0,00	0,00	0,00	0,00	7 942 089,60
pension fund of RF	52003	0,00	0,00	0,00	0,00	0,00	0,00	0,00
fund of obligatory medical insurance	52004	0,00	0,00	0,00	0,00	0,00	0,00	0,00
fund of employment	52005	0,00	0,00	0,00	0,00	0.00	0,00	0,00
fund of social insurance	52006	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Under penalties and fines to state offbudget funds	52007	7 942 089,60	7 942 089,60	0,00	0,00	0,00	0,00	7 942 089,60
Accounts payable to budget (restructured taxes) of them:	52008	39 126 817,27	39 126 817,27	0,00	0,00	0,00	0,00	39 126 817,27
To the federal budget	52009	2 322 916,28	2 322 916,28	0.00	0,00	0,00	0,00	2 322 916,28
To the budgets of subjects of RF	52010	20 877 301,73	20 877 301,73	0,00	0,00	0,00	0,00	20 877 301,73
To the local budgets	52011	15 926 599,26	15 926 599,26	0,00	0,00	0,00	0,00	15 926 599,26
Accounts payable under profit tax on transient base, o them:	52020	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To the federal budget	52021	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To the budgets of subjects of RF	52022	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To the local budgets	52023	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other long-term liabilities	52012	0,00	0,00	0,00	0,00	0,00	0,00	0,00
TOTAL for section IV	590	2 179 763 205,45	2 179 763 205,45	0,00	51 242 442,78	157 310 117,52	972 427,52	1 970 238 217,63
V. SHORT-TERM LIABILITIES				0,00				
Loans and credits, including:	610	2 213 270 757,70	2 213 270 757,70	0,00	0,00	993 814 631,51	222 243 944,16	997 212 182,03
Banks credits subject to settlement within 12 months.	611	1 599 875 146,59	1 599 875 146,59	0,00	0,00	993 814 631,51	222 243 944,16	383 816 570,92
Loans subject to settlement during 12 months	612	613 395 611,11	613395 611,11	0,00	0,00	0,00	0,00	613395611,11
Accounts payable, incl.:	620	2 194 786 577,56	2 194 786 577,56	0,00	0,00	130 065 131,01	302 700 392,06	1 762 021 054,49
Suppliers and contractors, of them:	621	690 163 519,33	690 163 519,33	0,00	0,00	7 537 038,79	109 320 789,16	573 305 691,38

To electricity suppliers through FOREM	62101	228 337 189,38	228 337 189,38	0,00	0,00	0,00	105 774 626,08	122 562 563,30
To other suppliers of electric and thermal energy	62102	15 903,28	15 903,28	0,00	0,00	0,00	15 903,28	0,00
To suppliers of gas	62103	3 626 582,78	3 626 582,78	0,00	0,00	0,00	0,00	3 626 582,78
To suppliers of fuel oil	62104	204 701,06	204 701,06	0,00	0,00	0,00	0,00	204 701,06
To suppliers of coal	62105	189 034 099,47	189 034 099,47	0,00	0,00	0,00	0,00	189 034 099,47
To suppliers of other fuel	62112	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To construction organizations	62106	58 017 664,64	58 017 664,64	0,00	0,00	2 327 386,89	3 152,00	55 687 125,75
To repair organizations	62107	51 394 939,30	51 394 939,30	0,00	0,00	2 612 663,13	0,00	48 782 276,17
Under rental fee to RAO "UES of Russia"	62108	60 000 000,00	60 000 000,00	0,00	0,00	0,00	0,00	60 000 000,00
Debt to the Concern Rosenergoatom	62110	1 878 343,51	1 878 343,51	0,00	0,00	0,00	0,00	1 878 343,51
Debt to atomic power station	62111	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To other suppliers and contractors	62109	97 654 095,91	97 654 095,91	0,00	0,00	2 596 988.77	3 527 107,80	91 529 999,34
Under rental fee to OAO "SO TSDU EEC"	62113	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Under rental fee to OAO "FSK"	62114	0,00	0,00	0.00	0,00	0,00	0,00	0,00
Notes payable	622	216 624 219,10	216 624 219,10	0,00	0,00	0,00	0,00	216 624 219,10
Debt against affiliated and dependent companies	623	43 664 532,48	43 664 532,48	0,00	0,00	674 747,01	246 970,49	42 742 814,98
Arrears in wages against personnel, including.	624	56 478 860,40	56 478 860,40	0,00	0,00	0,00	0,00	56 478 860,40
current	62401	56 478 860,40	56 478 860,40	0,00	0,00	0,00	0,00	56 478 860,40
past-due	62402	0,00	0,00	0,00	0,00	0,00	0,00	0,00
arrears in social insurance and provision, including:	625	31 130 343,99	31 130 343,99	0.00	0,00	0,00	0,00	31 130 343,99
To pension fund of RF	62501	23 852 916,81	23 852 916,81	0,00	0,00	0,00	0,00	23 852 916,81
To the fund of obligatory medical insurance	62502	3 380 830,02	3 380 830,02	0,00	0,00	0,00	0,00	3 380 830,02
To the fund of employment	62503	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To the fund of social insurance	62504	951 154,64	951 154,64	0,00	0,00	0,00	0,00	951 154,64
Under penalties and fines to state offbudget funds	62505	2 945 442,52	2 945 442,52	0,00	0,00	0,00	0,00	2 945 442,52
Arrears in taxes and tax collections	626	589 191 846,64	589 191 846,64	0,00	0,00	0,00	0,00	589 191 846,64
Indebtedness against the budget, current, including:	62610	589 191 846,64	589 191 846,64	0,00	0,00	0,00	0,00	589 191 846,64
To the federal budget	62601	208 146 438,60	208 146 438,60	0,00	0,00	0,00	0,00	208 146 438,60
To the budgets of subjects of RF	62602	168 931 068,30	168 931 068,30	0,00	0,00	0,00	0,00	168 931 068,30
To the local budgets	62603	212 114 339,74	212 114 339,74	0,00	0,00	0,00	0,00	212 114 339,74
Indebtedness against the budget under profit tax on transient base, incl.:	62620	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To the federal budget	62621	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To the budgets of subjects of RF	62622	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To the local budgets	62623	0,00	0,00	0,00	0,00	0,00	0,00	0,00

Advances received, including:	627	128 689 883,23	128 689 883,23	0,00	0,00	351 220,76	97 472 255,32	30 866 407,15
From users of electric power through FOREM	62701	935 268,02	935 268,02	0,00	0,00	0,00	935 268,02	0,00
From other users of electric and thermal energy	62702	114 516 257,03	114 516 257,03	0,00	0,00	265 063.99	96 518 391,62	17 732 801,42
The other received advance payments	62703	13 238 358,18	13 238 358,18	0,00	0,00	86 156,77	18 595,681	13 133 605,73
Other creditors, including:	628	438 843 372,39	438 843 372,39	0,00	0,00	121 502 124,45	95 660 377,091	221 680 870,85
VAT in unpaid products	62801	391 601 244,68	391 601 244,68	0,00	0,00	121 420 342.71	59 523 180,07	210 657 721,90
Indebtedness to offbudget fund of research and development	62802	0,00	0,00	0,00	0,00	0,00		0,00
Indebtedness against RAO "UES of Russia" under engineering services	62804	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Indebtedness of RAO "UES of Russia" under engineering services	62805	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Indebtedness against RAO "UES of Russia" under PIR	62806	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Indebtedness of RAO "UES of Russia" under PIR	62807	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other creditors	62808	47 242 127,71	47 242 127,71	0,00	0,00	81 781,74	36 137 197,02	11 023 148,95
Arrears to participants (founders) in payment of incomes	630	140 568,39	140 568,39	0,00	0,00	0,00	0,00	140 568,39
Deferred revenues	640	336 169 550,55	336 169 550,55	0,00	0,00	412 590,46	0,00	335 756 960,09
Provisions for liabilities and charges	650	2 178 329,03	2 178 329,03	0,00	0,00	0,00	449 878,00	1 728 451,03
Other current liabilities, including:	660	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany payments for current transactions	66002	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany payments for construction	66003	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany payments for PIR	66004	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany payments under the estimate of object protection	66006	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany VAT payments	66007	0,00	0,00	0.00	0,00	0,00	0,00	0,00
Other current liabilities	66005	0,00	0,00	0,00	0,00	0,00	0,00	0,00
TOTAL for section V	690	4 746 545 783,23	4 746 545 783,23	0,00	0,00	1 124 292 352,98	525 394 214,22	3 096 859 216,03
BALANCE (sum of lines 490+590+690)	700	34 857 773 050,38	34 857 773 050,38	0,00	1 950 865 062,91	6 658 670 340,47	659 694 899,44	25 588 542 747,56
Deferred tax assets	910	31 464 989,00	31 464 989,00	0,00	0,00	25 371 988,00	1 583 199,00	4 509 802,00
Leased fixed assets	910	31 464 989,00	31 464 989,00	0,00	0,00	25 371 988,00	1 583 199,00	4 509 802,00
Including under leasing	911	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Material assets taken in custody	920	14 423 871,28	14 423 871,28	0,00	0,00	0,00	0,00	14 423 871,28
Materials in processing	925	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Goods accepted on commission	930	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Equipment accepted for installation	935	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Forms of strict reporting	990	30 489,17	30 489,17	0,00	0,00	8 983,07	0,00	21 506,10
Indebtedness of insolvent debtors written-off as loss	940	371 492 984,87	371 492 984,87	0,00	0,00	0,00	0,00	371 492 984,87

Security for liabilities and payments, received	950	88 607 844,77	88 607 844,77	0,00	0,00	0,00	86 509 873,301	2 097
Security for liabilities and payments, provided	960	935 832 287,46	935 832 287,46	0,00	0,00	39 669 684,92	2 647 003,711	893 515
Depreciation of fixed assets	970	1 192 151,00	1 192 151,00	0,00	0,00	59 774,13	0,00	1 132 376,87
Depreciation of objects of external improvement and other similar objects	980	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Fixed assets on lease	992	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intangible assets received in use	995	0,00	0,00	0,00	0,00	0,00	0,00	0,00

Annex C

1.28

Dividing balance

Indicate code AO | AO

Report in section of | BO

Balance items	Line code	For the end of period	Amount as per AO	Difference As per AO	MSK	RSK	ESK	GK
ASSETS								
1. FIXED ASSETS								
Intangible assets including:	110	1 321,32	1 321,32	0,00	0,00	0,00	0,00	1 321,32
Rights for patents, programs, trade marks, other similar to the named rights and assets	111	1 321,32	1 321,32	0.00	0,00	0,00	0,00	1 321,32
Organizational costs	112	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Goodwill of organization	113	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other kinds of intangible assets	114	0,00	0,00	0.00	0,00	0,00	0,00	0,00
Costs of scientific research, development and technological work	115	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Fixed assets, incl.:	120	26 031 891 752,52	26 031 891 752,52	0,00	1 924 143 414,50	5 510 821 763,33	178 487 935,84	18 418 438 638,85
Land lots and objects of nature management	121	567 112 541,65	567 112 541,65	0.00	19 894 614,43	24 733 129,77	1 300 139,01	521 184 658,44
Buildings, structures, machinery and equipment	122	25 421 984 032,31	25 421 984 032,31	0,00	1 903 513 123,11	5 478 724 020,70	169 996 994,12	17 869 749 894,38
Other kinds of fixed assets	123	42 795 178,56	42 795 178,56	0,00	735 676,96	7 364 612,86	7 190 802,71	27 504 086,03
Investments in fixed assets, incl.:	130	2 362 266 665,01	2 362 266 665,01	0,00	12 333 165,31	101 058 143,62	11 245 026,54	2 237 630 329,54
Equipment for installation	13001	173 698 827,18	173 698 827,18	0,00	5 425 579,54	13 115 567,77	869 630,84	154 288 049,03
Investments in fixed assets	13002	2 188 567 837,83	2 188 567 837,83	0,00	6 907 585,77	87 942 575,85	10 375 395,70	2 083 342 280,51
Profitable investments in material assets, incl.:	135	7 301,26	7 301,26	0,00	0.00	0,00	0,00	7 301,26
Property for leasing transfer	136	7 301,26	7 301,26	0,00	0,00	0,00	0,00	7 301,26
Property transferred under hire contract	137	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Long-term financial investments, incl:	140	482 981 220,17	482 981 220,17	0,00	0,00	8 743 842,01	100 000,00	474 137 378,16
Investments in associated companies	141	482 923 229,17	482 923 229,17	0,00	0,00	8 743 842,01	100 000,00	474 079 387,16
Investments in dependent companies	142	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Investments in other organizations	143	57 991,00	57 991,00	0,00	0,00	0,00	0,00	57 991,00

Loans for more than 12 months	144	0,00	0,00	0,00	0,00		0,00	0,00
Other long-term investments	145	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Deferred tax assets	148	571 839 505,57	571 839 505,57	0,00	10 557 552,67	85 722 522,50	385 871,20	475 173 559,20
Other fixed assets	150	0,00	0,00	0,00	0,00	0,00	0,00	0,00
TOTAL for the section I	190	29 448 987 765,85	29 448 987 765,85	0,00 47 034	1 947 034 132,48	5 706 346 271,46	190 218 833,58	21 605 388 528,33
II. CURRENT ASSETS						0,00		
Stocks, including:	210	1 158 451 243,81	1 158 451 243,81	0,00	187 410,32	75 695 571,35	3 375 973.71	1 079 192 288,43
Raw material, materials and other similar values, of them	211	1 113 471 272,98	1 113 471 272,98	0,00	0,00	72 893 882.46	3 076 232,92	1 037 501 157,60
Residual oil	21101	47 753 686,49	47 753 686,49	0,00	0,00	0,00	0,00	47 753 686,49
Coal	21102	572 042 475,59	572 042 475,59	0,00		0 00	0,00	572 042 475,59
Diesel fuel	21103	0,00	0,00	0,00	0,00	0 00	0,00	0,00
Other technological fuel	21104	0,00	0,00	0,00		0,00	0,00	0,00
Spare parts	21105	147 130 464,13	147 130 464,13	0,00		19 695 796.03	869 309,30	126 555 358,80
Other raw material and materials	21107	346 544 646,77	346 544 646,77	0,00		53 198 086,43	2 206 923,62	291 139 636,72
Animals for breeding and fattening	212	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Costs of production in process (expenses)	213	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Finish products and goods for resale	214	2 223 640,60	2 223 640,60	0,00	0,00	5 113,37	1 811,74	2 216 715,49
Goods shipped	215	1 703 074,75	1 703 074,75	0.00	0,00		0,00	1 703 074,75
Deferred expenses	216	41 053 255,48	41 053 255,48	0,00	187 410,32	2 796 575,52	297 929,05	37 771 340,59
Other stocks and costs	217	0,00	0,00	0,00	0,00		0,00	0,00
Value-added tax on acquired values	220	636 931 420,08	636 931 420,08	0,00	2 243 520,11	21 822 931,08	19 527 481,37	593 337 487,52
Value-added tax on acquired values	220	553 469 429,72	553 469 429,72	0,00	2 243 520,11	21 822 931,08	3 389 452,13	526 013 526,40
of them: VAT on purchases of electric power through FOREM	22001	83 461 990,36	83 461 990,36	0,00	0,00	0,00	16 138 029,24	67 323 961,12
Debt receivable (in more than 12 mon.) including:	230	1 087 223 694,78	1 087 223 694,78	0,00		111 436 396,05	119 409 971,60	856 377 327,13
buyers and customers of them:	231	264 817 959,11	264 817 959,11	0,00	0,00	104 158 266,20	116 065 120,93	44 594 571,98
those financed from the federal budget	23101	0,00	0,00	0,00	0,00	0,00	0,00	0,00
those financed from budgets of subjects of RF	23102	0,00	0,00	0,00	0,00	0,00	0,00	0,00
those financed from local budgets	23103	0,00	0,00	0,00		0,00	0,00	0,00
Other buyers and customers	23104	264 817 959,11	264 817 959,11	0,00		104 158 266,20	116 065 120,93	44 594 571,98
Notes receivable	232	672 937 576,48	672 937 576,48	0,00		0,00	0,00	672 937 576,48
Debt of affiliated and dependent companies	233	76 886 564,32	76 886 564,32	0,00	0,00	0,00	0,00	76 886 564,32
Advances paid	234	712 548,94	712 548,94	0,00		0,00	0,00	-712 548,94
Other debtors	235	71 869 045,93	71 869 045,93	0,00	0,00	7 278 129,85	3 344 850,67	61 246 065,41

Debt receivable (within 12 mon after accounting date) incl.:	240	2 408 245 640,05	2 408 245 640,05	0,00	0,00	715 273 455,86	312 068 210,14	1 380 903 974,05
buyers and customers of them:	241	1 121 917 820,83	1 121 917 820,83	0,00	0,00	565 784 122,03	243 375 644,92	312 758 053,88
when selling electricity through FOREM inside the group	24101	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intermediaries by sale of heat and electric energy	24102	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Organizations financed from the federal budget	24103	11 156 857,88	11 156 857,88	0,00	0,00	6 760 986,17	893 242,34	3 502 629,37
Organizations financed from budgets of the Russian Federation	24104	910 870,26	910 870,26	0,00	0,00	304 673,30	0,00	606 196,96
Organizations financed from local budgets	24105	4 632 276,00	4 632 276,00	0,00	0,00	4 130 506,34	0,00	501 769,66
Other users of electric and thermal energy	24106	1 032 934 198,85	1 032 934 198,85	0,00	0,00	522 995 061,05	242 022 837,39	267 916 300,41
Arrears in rental fee	24107	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other buyers and customers	24108	72 283 617,84	72 283 617,84	0,00	0,00	31 592 895,17	459 565,19	40 231 157,48
Notes receivable	242	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Indebtedness affiliated and dependent companies	243	788 586 515,27	788 586 515,27	0,00	0,00	90 074 484,62	19 057 911,27	679 454 119,38
Arrears of participants in payments to authorized capital	244	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Advances paid, including:	245	257 848 952,97	257 848 952,97	0,00	0,00	50 157 510,37	29 521 392,18	178 170 050,42
To suppliers of electric and thermal energy	24501	25 029 327,80	25 029 327,80	0,00	0,00	0,00	25 029 327,80	0,00
To fuel suppliers	24502	14 796 327,18	14 796 327,18	0,00	0,00	0,00	0,00	14 796 327,18
To suppliers of materials	24503	32 013 756,56	32 013 756,56	0,00	0,00	8 013 843,64	365 493,73	23 634 419,19
To construction organizations	24504	51 045 560,16	51 045 560,16	0,00	0,00	28 129 862,24	0,00	22 915 697,92
To repair organizations	24505	16 578 984,43	16 578 984,43	0.00	0,00	1110 443,20	0,00	15 468 541,23
To suppliers of services	24506	54 336 430,61	54 336 430,61	0,00	0,00	2 015 488,74	881 483,69	51 439 458,18
Other advances paid	24507	64 048 566,23	64 048 566,23	0,00	0,00	10 887 872,55	3 245 086,96	49 915 606,72
Other debtors, including:	246	239 892 350,98	239 892 350,98	0.00	0,00	9 257 338,84	20 113 261,77	210 521 750,37
of penalties, fines, penalties under contracts	24601	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Overpayment of taxes in the federal budget	24602	2 060 774,72	2 060 774,72	0,00	0,00	0,00	0,00	2 060 774,72
Overpayment of taxes in budgets of subjects of RF	24603	51 328 424,86	51 328 424,86	0,00	0,00	0,00	0,00	51 328 424,86
Overpayment of taxes in local budgets	24604	23 172 800,07	23 172 800,07	0,00	0,00	0,00	0,00	23 172 800,07
Overpayment of payments in state offbudget funds	24605	477 243,30	477 243,30	0,00	0,00	0.00	0,00	477 243,30
Debt against RAO UES of Russia under engineering services	24607	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Debt of RAO UES of Russia under engineering services	24608	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Debt against RAO UES of Russia under PIR	24609	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Debt of RAO UES of Russia under PIR	24610	0,00	0,00	0,00	0,00	0,00	0,00	0,00

Other debtors	24611	162 853 108,03	162 853 108,03	0,00	0,00	9 257 338,84	20 113 261,77	133 482 507,42
Short-term financial investments, incl.:	250	27 454 428,52	27 454 428,52	0,00	0,00	7 489 190,30	0,00	19 965 238,22
Loans given for a period less than 12 months	251	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other short-term financial investments	253	27 454 428,52	27 454 428,52	0,00	0,00	7 489 190,30	0,00	19 965 238,22
Monetary assets, including:	260	90 478 857,29	90 478 857,29	0,00	1 400 000,00	20 606 524,37	15 094 429,04	53 377 903,88
Cash on hand	261	212 922,57	212 922,57	0,00	0,00	50 037,92	77 894,33	84 990,32
Settlement accounts	262	88 230 483,23	88 230 483,23	0,00	1 400 000,00	20 370 472,90	14 058 164,31	52 401 846,02
Currency accounts	263	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other monetary assets, including	264	2 035 451,49	2 035 451,49	0,00	0,00	186 013,55	958 370,40	891 067,54
Special accounts in banks	26401	146 943,31	146 943,31	0,00	0,00	84 739,11	0,00	62 204,20
Cash items	26402	947 168,98	947 168,98	0,00	0,00	101 274.44	17 031,20	828 863,34
Transfers on the way	26403	941 339,20	941 339,20	0,00	0,00	0,00	941 339,20	0,00
Other current assets, including:	270	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany payments under current transactions	27002	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany payments under construction	27003	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany payments under PIR	27004	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany payments under estimate of object protection	27006	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany VAT payments	27007	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other current assets	27005	0,00	0,00	0,00	0,00	0,00	0,00	0,00
TOTAL for section II	290	5 408 785 284,53	5 408 785 284,53	0,00	3 830 930,43	952 324 069,01	469 476 065,86	3 983 154 219,23
BALANCE (sum of lines 190+290)	300	34 857 773 050,38	34 857 773 050,38	0,00	1 950 865 062,91	6 658 670 340,47	659 694 899,44	25 588 542 747,56
III. CAPITAL AND RESERVES								
Authorized capital, including:	410	606 163 800,00	3 000 510 810,00	#####	606 163 800,00	1 757 875 020,00	30 308 190,00	606 163 800,00
In preference shares	41001	0,00	0,00	0,00	0,00	0,00	0,00	0,00
In common shares	41002	606 163 800,00	3 000 510 810,00	######	606 163 00,00	1 757 875 020,00	30 308 190,00	606 163 800,00
Own shares redeemed from shareholders	411	0,00	0,00	0,00,	0,00	0,00	0,00	0,00
Added capital	420	24 904 069 114,10	22 509 722 104,10			3 619 192 849,97	103 020 067,70	17 494 050 366,30
Payments for the allocated property	423	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Reserve capital, including:	430	16 858 000,00	16 858 000,00	0,00	0,00	0,00	0,00	16 858 000,00
Surplus funds formed in acc. with laws	431	16 858 000,00	16 858 000,00	0,00	0,00	0,00	0,00	16 858 000,00
Reserves formed in acc. with constituent documents	432	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Target financing	450	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Retained profit of the last years	460	1 272 688 598,85	1 272 688 598,85	0,00	0,00	0,00	0,00	1 272 688 598,85
Uncovered loss of past years	465	0,00	0,00	0,00	0,00	0,00	0,00	-0,00
Retained profit of the financial year	470	1 131 684 548,75	1 131 684 548,75	0,00	0,00	0,00	0,00	1 131 684 548,75

Uncovered loss of the accounting year	475	0,00	0,00	0,00	0,00	0,00	0,00	0,00
TOTAL for section III	490	27 931 464 061,70	27 931 464 061,70	0,00	1 899 622 620,13	5 377 067 869,97	133 328 257,70	20 521 445 313,90
IV. LONG-TERM LIABILITIES								
Loans and credits, including:	510	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Banks credits subject to repayment in more than 12 months.	511	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other loans subject to repayment in more than 12 months.	512	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Deferred tax liabilities	515	620 599 039,30	620 599 039,30	0,00	51 242 442,78	157 183 777,76	972 427,521	411 200 391,24
Other long-term liabilities, including:	520	1 559 164 166,15	1 559 164 166,15	0,00	0,00	126 339,76	0,00	1 559 037 826,39
Accounts payable to suppliers and contractors	52001	1 512 095 259,28	1 512 095 259,28	0,00	0,00	126 339,76	0,00	1 511 968 919,52
Accounts payable to social funds, including:	52002	7 942 089,60	7 942 089,60	0,00	0,00	0,00	0,00	7 942 089,60
pension fund of RF	52003	0,00	0,00	0,00	0,00	0,00	0,00	0,00
fund of obligatory medical insurance	52004	0,00	0,00	0,00	0,00	0,00	0,00	0,00
fund of employment	52005	0,00	0,00	0,00	0,00	0.00	0,00	0,00
fund of social insurance	52006	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Under penalties and fines to state offbudget funds	52007	7 942 089,60	7 942 089,60	0,00	0,00	0,00	0,00	7 942 089,60
Accounts payable to budget (restructured taxes) of them:	52008	39 126 817,27	39 126 817,27	0,00	0,00	0,00	0,00	39 126 817,27
To the federal budget	52009	2 322 916,28	2 322 916,28	0.00	0,00	0,00	0,00	2 322 916,28
To the budgets of subjects of RF	52010	20 877 301,73	20 877 301,73	0,00	0,00	0,00	0,00	20 877 301,73
To the local budgets	52011	15 926 599,26	15 926 599,26	0,00	0,00	0,00	0,00	15 926 599,26
Accounts payable under profit tax on transient base, o them:	52020	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To the federal budget	52021	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To the budgets of subjects of RF	52022	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To the local budgets	52023	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other long-term liabilities	52012	0,00	0,00	0,00	0,00	0,00	0,00	0,00
TOTAL for section IV	590	2 179 763 205,45	2 179 763 205,45	0,00	51 242 442,78	157 310 117,52	972 427,52	1 970 238 217,63
V. SHORT-TERM LIABILITIES				0,00				
Loans and credits, including:	610	2 213 270 757,70	2 213 270 757,70	0,00	0,00	993 814 631,51	222 243 944,16	997 212 182,03
Banks credits subject to settlement within 12 months.	611	1 599 875 146,59	1 599 875 146,59	0,00	0,00	993 814 631,51	222 243 944,16	383 816 570,92
Loans subject to settlement during 12 months	612	613 395 611,11	613395 611,11	0,00	0,00	0,00	0,00	613395611,11
Accounts payable, incl.:	620	2 194 786 577,56	2 194 786 577,56	0,00	0,00	130 065 131,01	302 700 392,06	1 762 021 054,49
Suppliers and contractors, of them:	621	690 163 519,33	690 163 519,33	0,00	0,00	7 537 038,79	109 320 789,16	573 305 691,38

To electricity suppliers through FOREM	62101	228 337 189,38	228 337 189,38	0,00	0,00	0,00	105 774 626,08	122 562 563,30
To other suppliers of electric and thermal energy	62102	15 903,28	15 903,28	0,00	0,00	0,00	15 903,28	0,00
To suppliers of gas	62103	3 626 582,78	3 626 582,78	0,00	0,00	0,00	0,00	3 626 582,78
To suppliers of fuel oil	62104	204 701,06	204 701,06	0,00	0,00	0,00	0,00	204 701,06
To suppliers of coal	62105	189 034 099,47	189 034 099,47	0,00	0,00	0,00	0,00	189 034 099,47
To suppliers of other fuel	62112	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To construction organizations	62106	58 017 664,64	58 017 664,64	0,00	0,00	2 327 386,89	3 152,00	55 687 125,75
To repair organizations	62107	51 394 939,30	51 394 939,30	0,00	0,00	2 612 663,13	0,00	48 782 276,17
Under rental fee to RAO "UES of Russia"	62108	60 000 000,00	60 000 000,00	0,00	0,00	0,00	0,00	60 000 000,00
Debt to the Concern Rosenergoatom	62110	1 878 343,51	1 878 343,51	0,00	0,00	0,00	0,00	1 878 343,51
Debt to atomic power station	62111	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To other suppliers and contractors	62109	97 654 095,91	97 654 095,91	0,00	0,00	2 596 988.77	3 527 107,80	91 529 999,34
Under rental fee to OAO "SO TSDU EEC"	62113	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Under rental fee to OAO "FSK"	62114	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Notes payable	622	216 624 219,10	216 624 219,10	0,00	0,00	0,00	0,00	216 624 219,10
Debt against affiliated and dependent companies	623	43 664 532,48	43 664 532,48	0,00	0,00	674 747,01	246 970,49	42 742 814,98
Arrears in wages against personnel, including.	624	56 478 860,40	56 478 860,40	0,00	0,00	0,00	0,00	56 478 860,40
current	62401	56 478 860,40	56 478 860,40	0,00	0,00	0,00	0,00	56 478 860,40
past-due	62402	0,00	0,00	0,00	0,00	0,00	0,00	0,00
arrears in social insurance and provision, including:	625	31 130 343,99	31 130 343,99	0,00	0,00	0,00	0,00	31 130 343,99
To pension fund of RF	62501	23 852 916,81	23 852 916,81	0,00	0,00	0,00	0,00	23 852 916,81
To the fund of obligatory medical insurance	62502	3 380 830,02	3 380 830,02	0,00	0,00	0,00	0,00	3 380 830,02
To the fund of employment	62503	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To the fund of social insurance	62504	951 154,64	951 154,64	0,00	0,00	0,00	0,00	951 154,64
Under penalties and fines to state offbudget funds	62505	2 945 442,52	2 945 442,52	0,00	0,00	0,00	0,00	2 945 442,52
Arrears in taxes and tax collections	626	589 191 846,64	589 191 846,64	0,00	0,00	0,00	0,00	589 191 846,64
Indebtedness against the budget, current, including:	62610	589 191 846,64	589 191 846,64	0,00	0,00	0,00	0,00	589 191 846,64
To the federal budget	62601	208 146 438,60	208 146 438,60	0,00	0,00	0,00	0,00	208 146 438,60
To the budgets of subjects of RF	62602	168 931 068,30	168 931 068,30	0,00	0,00	0,00	0,00	168 931 068,30
To the local budgets	62603	212 114 339,74	212 114 339,74	0,00	0,00	0,00	0,00	212 114 339,74
Indebtedness against the budget under profit tax on transient base, incl.:	62620	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To the federal budget	62621	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To the budgets of subjects of RF	62622	0,00	0,00	0,00	0,00	0,00	0,00	0,00
To the local budgets	62623	0,00	0,00	0,00	0,00	0,00	0,00	0,00

Advances received, including:	627	128 689 883,23	128 689 883,23	0,00	0,00	351 220,76	97 472 255,32	30 866 407,15
From users of electric power through FOREM	62701	935 268,02	935 268,02	0,00	0,00	0,00	935 268,02	0,00
From other users of electric and thermal energy	62702	114 516 257,03	114 516 257,03	0,00	0,00	265 063.99	96 518 391,62	17 732 801,42
The other received advance payments	62703	13 238 358,18	13 238 358,18	0,00	0,00	86 156,77	18 595,681	13 133 605,73
Other creditors, including:	628	438 843 372,39	438 843 372,39	0,00	0,00	121 502 124,45	95 660 377,091	221 680 870,85
VAT in unpaid products	62801	391 601 244,68	391 601 244,68	0,00	0,00	121 420 342.71	59 523 180,07	210 657 721,90
Indebtedness to offbudget fund of research and development	62802	0,00	0,00	0,00	0,00	0,00		0,00
Indebtedness against RAO "UES of Russia" under engineering services	62804	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Indebtedness of RAO "UES of Russia" under engineering services	62805	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Indebtedness against RAO "UES of Russia" under PIR	62806	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Indebtedness of RAO "UES of Russia" under PIR	62807	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Other creditors	62808	47 242 127,71	47 242 127,71	0,00	0,00	81 781,74	36 137 197,02	11 023 148,95
Arrears to participants (founders) in payment of incomes	630	140 568,39	140 568,39	0,00	0,00	0,00	0,00	140 568,39
Deferred revenues	640	336 169 550,55	336 169 550,55	0,00	0,00	412 590,46	0,00	335 756 960,09
Provisions for liabilities and charges	650	2 178 329,03	2 178 329,03	0,00	0,00	0,00	449 878,00	1 728 451,03
Other current liabilities, including:	660	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany payments for current transactions	66002	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany payments for construction	66003	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany payments for PIR	66004	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany payments under the estimate of object protection	66006	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intracompany VAT payments	66007	0,00	0,00	0.00	0,00	0,00	0,00	0,00
Other current liabilities	66005	0,00	0,00	0,00	0,00	0,00	0,00	0,00
TOTAL for section V	690	4 746 545 783,23	4 746 545 783,23	0,00	0,00	1 124 292 352,98	525 394 214,22	3 096 859 216,03
BALANCE (sum of lines 490+590+690)	700	34 857 773 050,38	34 857 773 050,38	0,00	1 950 865 062,91	6 658 670 340,47	659 694 899,44	25 588 542 747,56
Deferred tax assets	910	31 464 989,00	31 464 989,00	0,00	0,00	25 371 988,00	1 583 199,00	4 509 802,00
Leased fixed assets	910	31 464 989,00	31 464 989,00	0,00	0,00	25 371 988,00	1 583 199,00	4 509 802,00
Including under leasing	911	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Material assets taken in custody	920	14 423 871,28	14 423 871,28	0,00	0,00	0,00	0,00	14 423 871,28
Materials in processing	925	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Goods accepted on commission	930	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Equipment accepted for installation	935	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Forms of strict reporting	990	30 489,17	30 489,17	0,00	0,00	8 983,07	0,00	21 506,10
Indebtedness of insolvent debtors written-off as loss	940	371 492 984,87	371 492 984,87	0,00	0,00	0,00	0,00	371 492 984,87

Security for liabilities and payments, received	950	88 607 844,77	88 607 844,77	0,00	0,00	0,00	86 509 873,301	2 097
Security for liabilities and payments, provided	960	935 832 287,46	935 832 287,46	0,00	0,00	39 669 684,92	2 647 003,711	893 515
Depreciation of fixed assets	970	1 192 151,00	1 192 151,00	0,00	0,00	59 774,13	0,00	1 132 376,87
Depreciation of objects of external improvement and other similar objects	980	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Fixed assets on lease	992	0,00	0,00	0,00	0,00	0,00	0,00	0,00
Intangible assets received in use	995	0,00	0,00	0,00	0,00	0,00	0,00	0,00

Annex C

1.29

Annex C

1.30

Contents *pages*

I	**Chairman of the Board of Directors addresses to the shareholders of the Company.**	**4**
	General Director, Chairman of the Management Board addresses to Shareholders	**5**
1.1	Major financial and operating figures of reporting period.	8
1.2	Results of investment activity	9
1.3	The Company's participation in the branch reforming.	10
1.4	Corporate Governance in the Company in the reporting period, measures on compliance of shareholder's rights and interests.	10
1.5	Tasks of the Company for the next year (Short review)	11
II	**General information, the company's situation in the branch.**	13
2.1	Geographical situation.	13
2.2	Brief information of the Company's history	15
2.3	Organizational structure of the Company.	18
2.4	Major technical figures, including personnel number etc. in dynamics for three years	19
2.5.	Competitiveness of the company and risks.	20
III	**Corporate Governance.**	25
3.1	Principles. Documents.	25
3.2.	Information on members of management on control bodies of the Company.	32
3.3	Affiliated and subsidiary companies.	48
3.4	Information about the substantial facts.	50
3.5.	The Chronicle of transactions made by the Company during the year 2005.	50
IV	**Major production figures.**	71
4.1	Structure and volume of electricity generation and capacity spaced out generating capacity for the last 3 years, including demand and reserve of the Company	71
4.2	Dynamics of electricity and heat energy effective output for the last three years	74
4.3	Dynamics of energy output volumes to FOREM , also of own output and purchase energy for the last three years.	75
4.4	Generating and transferring capacity	77
4.5	Dynamic of expenses on repair of main production funds for 2003-2005.	79
4.6	Dynamics of breakdown rates for the last 3 years.	80
V	**Power supply activity.**	**83**
5.1	Dynamics of commodity supply and energy sale for the last 3 years, including dynamics of abonents debts.	83
5.2	Dynamics of energy realization structure changes	84
5.3	Dynamics of tariff changing on electric and heat power according to the date of tariffs launching since 2003 till 2005	84
5.4	Dynamics of energy consumption, payments with the consumers and structure of abonent debts for the last three years.	85
VI	**Major figures of accounting and financial reporting of the**	**88**

	Company	
6.1	Major provisions of accounting policy of the Company	88
6.2	The analysis of the dynamics of the results of the company's activity and financial situation (including the analysis of the structure and the dynamics of net assets) for the latest 3 years.	137
6.3	Auditor's report	147
6.4	Balance sheet	152
6.5	Profit and losses statement	154
VII	**Allocation of profit and dividend policy**	**166**
VIII	**Investment activity**	**167**
8.1	Investments of the Company including modernization and technical reequipment	167
8.2	Sources of financing of investment programs	171
8.3	Structure of capital investments by sectors: electric plants, electric networks of all voltage class, heat power networks, equipment not requiring mounting and which is not a part of the construction's estimates.	171
8.4	Non-profile financial investments.	175
8.5	Strategy of the Company's participation in the non profile financial investments	177
IX	**Perspective of technical reequipment and development of the Company**	**178**
9.1	Introduction of new technologies and dynamics of the Company's development	178
9.2	Fulfillment of programs on energy system work safety improvement (consumers energy supply)	180
X	**Development of the Company's communications network and Internet-technologies**	**182**
XI	**Procurement activity.**	**185**
9.1	General provisions of the Company's policy on the procurement activity according to the Regulation about the procedure of regulated procurement of goods, operation and services for the Company's needs.	185
9.2	Report of General Director on procurement activity of the Company for the 12 month of the year 2005 (by the trends of activity)	187
XII	**Preservation of environment .**	**191**
12.1	Fulfillment of ecological measure on protection of air and water basins , also protection and rational using of lands, reducing of deleterious effect to the atmosphere	191
12.2	Application of perspective technologies and decisions (ecological) under electric and heat power output..	192
12.3	Primary ecological tasks of the Company in the year 2006 and strategic ecological tasks for the next three years, including corresponding with Ecological policy of RAO UES of Russia and its fulfillment conception adopted by the JSC RAO "UES of Russian" in the December 2005.	192
XIII	**Personnel and social policy of the Company. Social partnership.**	**196**
13.1	Personnel structure by the categories.	196

13.2	Structure of staff by age.	197
13.3	Stuff rotation.	198
13.4	Qualitative structure of personnel (standard of education) System of personnel development.	199
13.5	Labour protection.	205
XIV	**Tasks and trend of the Company for the next year**	**206**
14.1	Reforming of the Company.	206
14.2	Improvement of corporate governance level	208
14.3	Emissive policy of the Company	210
XV	**Reference information for shareholders**	**211**
15.1	**Adresse, telephone, contacts, Company Internet site.**	211
15.2	**Bank essentials**	211
15.3	Brief information on the Company's valuator	212
15.4	Brief information on the Company's registrator	212
15.5	Brief information on the Company's auditor	212
	Appendix:	
	Form №1. Report of General Director on procurement activity of the Company for the 12 month of the year 2005 (by the trends of activity)	214
	Form №2. Report of General Director of the Company on procurement activity for 12 months of the year 2005. (by ways of purchases).	216
	Form №3. Installed electric capacity of Affiliated and subsidiary companies (ASC) by the end of reporting period, MW	218
	Form №4. Electric power output by electric plants of ASC, millions kwh	218
	Form №5. Heat power output by heat power stations and boiler sets of ASC , thousands Gcal	219
	Form №6. Standard fuel rate to electric power output, g/kwh	219
	Form №7. Standard fuel rate to heat power output, g/kwh	220
	Form №8. Demounting of worn and old equipment	221
	Form №9. Application of new capacities	221
	Form №10. Capacity using coefficient,.%	221
	The List of affiliated persons	222

Reinstatement of Rule 12g3-2(b) Exemption for OJSC Kuzbassenergo

File #82-4633

Volume 3 of 5

Annex C, continued
2.1 – 2.13

Annex C

2.1

The list of affiliated persons as for a date of 31.12.2005

№	Full firm name (name for not profit institution) or surname, name and patronymic of the affiliated person	Location of legal entity or residence of natural person (by approbation of natural person)	Reason (reasons) subject to recognition as affiliated.	Date of commencement of reason (reasons)	Share of affiliated person in the authorized capital of joint stock company, %	Share of ordinary stocks of the joint stock company owned by affiliated person , %
1	2	3	4	5	6	7
1.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
2.	Bychkov Mikhail Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
3.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0,027	0,027
4.	Grekhov Andrey Nickolaevich	Novosibirsk, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
5.	Evseenkova Elena Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
6.	Eliseeva Irina Eduardovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
7.	Kozhura Ruslan Viacheslavovich	Mytishy, Moscow, region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
8.	Mazikin Valentin Petrovich	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
9.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
10.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
11.	Shumilov Alexander Alexandrovich	Bor, Nizhegorodskaya oblast, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
12.	Grebennikov Alexey Antonovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002		0
13.	Gretsingher yury Alexandrovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
14.	Erofeev Alexander Kuprianovich	Kemerovo, Russia	Member of Corporate	30.09.2002	0	0

			executive body of the joint stock company			
15.	Ivanov Boris Ivanovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
16.	Lavrov Alexander Mikhailovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
17.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
			Sole executive body of the joint stock company	21.06.2002		
18.	Petrov Leonid Prokhorovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	14.05.2004	0	0
19.	Russian Open Joint Stock Company of energetics and electrification "UES of Russia"	№ 101, build. 3, Vernadskogo prospect, Moscow, 119526	Person has right to dispose of more than 20% of voting stocks of the joint stock company	27.06.2005	49	49
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo" were elected 21.06.2002, 02.06.2003, 24.06.2004)			
20.	Closed Joint Stock Company "Autotransport company "Kuzbassenergo"	4, Stantsionnaya str., Kemerovo, 650006, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons	30.05.2005		

			to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.- 30.06.2004, 15.12.2004)			
21.	Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"	37, Kuzbasskaya str., Kemerovo, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.04.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.- 07.07.2004, 15.12.2004)	06.06.2005		
22.	Limited liability company "Bill Centre Kuzbassenergo"	30, Kuznetsky prospect, Kemerovo, 650620, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.08.1999	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group	30.05.2005		

			of persons to which the joint stock company belongs: Ltd. "Bill Centre Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity.- 12.11.2003, 02.04.2004)			
23.	Limited liability company "Sbytenergo"	14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	21.03.2000	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Sbytenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity.- 23.06.2003, 30.07.2004, 15.12.2004	30.05.2005		
24.	Open Joint Stock company "Investment – production company Vodocanal"	3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person	28.10.2001	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock	09.06.2005		

			company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected. – 07.10.2003			
25.	Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"	Stantsionnaya str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.-09.02.2004, 11.10.2004	30.05.2005		
26.	Open Joint Stock company "Kuzbasshydroenergostroy"	Krapivinsky district, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	22.01.1997	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbasshydroenergostroy" is and affiliated company of	16.05.2005		

			the JSC "Kuzbassenergo" who is the only one shareholder of this legal entity. By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 23.06.2003, 17.05.2004, 15.12.2004)			
27.	Joint Stock Company "Kuzbssetremont"	1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbssetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. - 09.02.2004; 15.12.2004			
28.	Joint Stock Company "Kuzbass energyreparing company",	30, Kuznetsky prospect Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs:	27.06.2005		

			JSC "Kuzbass energyreparing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. – 31.05.2004			
29.	Joint Stock Company "Kuzbassenergoservice"	12, N. Ostrovskogo str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	31.03.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC"Kuzbassenergoservice" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. – 01.07.2004, 11.10.2004	14.06.2005		
30.	Open Joint Stock Company "Prokopievskenergo"	14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.09.2000	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a	15.06.2005		

			member of group of persons to which the joint stock company belongs: By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 22.10.2003, 15.06.2004			
31.	Open Joint Stock Company "Siberian Coal and Energy Company"	7, stroieniye 22, Derbenevskaya naberezhnaya, Moscow, 115114	Joint stock company has right to dispose of more than 20% of total number of votes falling to the voting stocks	14.11.2005	43,48	43,48

II. Changes in the list of affiliated persons occurred during the period since 03.10.2005 till 30.11.2005

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Making up the list of persons having right to participate in shareholder's meeting	14.11.2005	02.12.2005

Contents of information on the affiliated person before changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Open Joint Stock Company "Siberian Coal and Energy Company"	Moscow, Russia	was not affiliated person	-	-	-

Contents of information on the affiliated person after changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Open Joint Stock Company "Siberian Coal and Energy Company"	Moscow, Russia	Legal entity has right to dispose of more than 20% of total number of votes falling to the voting stocks	14.11.2005	43,47	43,47

№	Contents of changes	Date of commencement of changes		Date of changes making up in the list of affiliated persons	
2.	Decision №1 of the sole shareholder ZAO "Kuzbassenergosviaz"	15.11.2005	02.12.2005		

Contents of information on the affiliated person before changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Closed Joint Stock Company "Kuzbassenergosviaz"	Kemerovo, Russia	Legal entity is a member of group to which the joint stock company belongs (reasons owing to which the person is a member of group of persons to which the joint stock company belongs: natural persons fulfilling the duties in the JSC "Kuzbassenergo" compose more than 50% of the structure of the Board of Directors of this legal entity).	08.06.2005	0	0

Contents of information on the affiliated person after changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Closed Joint Stock Company "Kuzbassenergosviaz"	Kemerovo, Russia	Is not an affiliated person	15.11.2005	0	0

Annex C

2.2

Registration number ________

Kuzbass Joint Stock Company of Energy and Electrification
30 Kuznetsky prospect, GSP-2, Kemerovo, Russia

VOTING BALLOT NO. 1

for voting at an extraordinary General shareholders' meeting of JSC "Kuzbassenergo"

The form of the shareholders' general meeting: absentee voting.
The date of the shareholders' general meeting: December 30, 2005.

The filled voting papers should be sent to the mail address:
JSC "Central Moscow Depositary" build. 8, 34 Bolshaya Pochtovaya Street, Moscow, 105082, Russia.

First name, middle name, last name of the shareholder: ________________

The amount of stocks belonging to him: ________________

QUESTION No. 2: ***About the reorganization of the Company in the form of segregation, about the order and conditions of the segregation, about new companies (including JSC "South-Kuzbass GRES" and JSC "West-Sibirean TETS"), about the distribution of the stocks of the new companies, about the ratification of the divisional balance.***

DECISION:

1. **To reorganize JSC "Kuzbassenergo" by division into:**
   - JSC "Kuzbassenergo – regional electricity network Company";
   - JSC "Kuzbassenergo energy merchandising Company";
   - JSC "Electric mains of Kuzbassenergo";
   - JSC "West-Sibirean TETS"
   - JSC "South-Kuzbass GRES"
2. **To establish the following order and conditions of the segregation:**

   2.1. A distribution of the stocks of the new companies is carried out in the order specified in paragraph 4 of the present decision.

   2.2. A part of the property, rights and duties of the Company is given to the new companies in accordance with the divisional balance.

   2.3. The order of arrangement and carrying out of the General meeting of shareholders of the new companies as well as the order of voting on the items of agenda for the shareholders' meetings is determined by present decision (par. No.3) and by the Charter of JSC "Kuzbassenergo".

   2.4. Within 3 days after the decision by the General meeting of shareholders of the Company about the reorganization in the form of division is made, the General Director of the Company notifies the rating authority of the decision.

   2.5. Not later than 30 days after the decision about the reorganization is made the General Director notifies the Company's creditors of the decision by mailing registered letters as well as he publishes in print an announcement of the reorganization of the Company, which is aimed for announcements for the state registration of bodies corporate.

   2.6. The Company's creditors within 30 days since the announcement of the decision was published or within 30 days since the notifications were mailed to them have a right to claim for the suspending or a pre-term execution of the duties of the Company and to claim for the payment of damages. The Company basing on the claims that it got from the creditors makes a list of satisfied and unsatisfied creditors' claims, the latter should be satisfied.

   2.7. The General Director notifies the workers of JSC "Kuzbassenergo" of the decision about the reorganization of JSC "Kuzbassenergo" and carries out a list of activities concerning labour relationships in accordance with the Labour Code of the Russian Federation.

   2.8. In accordance with paragraph 2 article 75 of the Federal Law "About Joint Stock Companies" the shareholders of the Company who voted against or who didn't take part in the voting on this item of agenda have a right to claim the Company to purchase a part or all stocks owned by them in order, that was determined in accordance with the requirements of the Russian Federation by the Board of the Directors of the Company, in the notification of an extraordinary General meeting of shareholders of the Company.

The price of purchased stocks was determined by the Board of the Directors of the Company in accordance with paragraph 3 article 75 of the Federal Law "About Joint Stock Companies".

The purchased stocks pay the dept when they are purchased and the stocks of the new Companies are not distributed to them.

2.9. The account of the result of the purchased Company's stocks is ratified by the Board of the Directors of the Company not later than 5 days after the payment of the debt by stocks.

As a result of the payment of the debt by stocks the stock capital of JSC "Kuzbassenergo" is reduced at the sum of par value of these stocks.

3. **To establish the following bodies corporate:**

- JSC "Kuzbassenergo – regional electricity network Company";
- JSC "Kuzbassenergo energy merchandising Company";
- JSC "Electric mains of Kuzbassenergo";
- JSC "West-Sibirean TETS"
- JSC "South-Kuzbass GRES"

3.1. To establish that the number of people in the Board of Directors of every new Company is 11.

To establish that the number of people in the Auditing Commission of every new Company is 5.

3.2. To establish that the shareholders (a shareholder) of JSC "Kuzbassenergo" who hold in the aggregate 2 and more percent of stocks of JSC "Kuzbassenergo" may send to the Company's office their proposals of nominate candidates to be elected to the Company's Board of Directors of every new Company and members of the Auditing Commission of every new Company as well as their proposals of nominate candidates to be elected to the position of the General Director. These proposals should be submitted to the Company's office not later than March 15, 2006.

The inclusion into the list of nominees in the voting papers at General shareholders' meetings of the new Companies should be only for such nominees whose proposals are properly legalized in accordance with the requirements and were submitted in the set time, that is given in the present regulations, from the shareholders (a shareholder) who hold in the aggregate 2 and more percent of stocks of JSC "Kuzbassenergo" at the moment of nominating candidates.

The mentioned proposals are presented in written form that include first name, middle name, last name of the shareholder (shareholders) who submitted the candidate and include the amount of stocks belonging to him (them) of JSC "Kuzbassenergo". The proposals should be signed by the shareholder (shareholders).

But if the proposal is signed by the representative acting by proxy, a letter of attorney (that was properly legalized) is attached and should be made in accordance with the Federal Law "On Joint Stock Companies".

If the proposals are signed by a shareholder (or his representative) whose rights for stocks are considered on the account in the depositary then to such proposal a copy of the account in the depositary (that gives the right for the amount of shares) should be attached.

The candidate nomination proposal should include:

- the name of a new company to which the nominee is proposed;
- first name, middle name, last name of the nominee and his permanent work place;
- the name of the body to which the nominee is proposed;

The Board of Directors of the Company should consider the received proposals and make a decision about the inclusion in the list the nominees who are to be elected to the bodies of the Community or about the refusal to include in the list not later than March 20, 2006.

The nominees are to be included in the voting ballots for elections to corresponding bodies of companies, except the cases when:

- the proposal doesn't meet the requirements of the present paragraph;
- the shareholder's (shareholders') proposal was received after March 15, 2006;
- the shareholder (shareholders) in the aggregate doesn't hold the necessary amount of stocks of JSC "Kuzbassenergo".

Motivated decision of the Board of Directors of the Company about the refusal to include the proposed nominees in the list of nominees for the election to the body of new companies is sent to the shareholder (shareholders) who proposed the nominees not later than March 23, 2006.

3.3. The registrator of the Company (JSC "Central Moscow Depositary") carries out the functions of the Returning Board at General meetings of the new companies.

3.4. To establish that when voting at General shareholders' meetings of the new companies concerning the questions of ratification of the charter of a new company, the election of the members of the Auditing Commission, the election of the General Director, each stock of a new company that is to be distributed, gives a shareholder of a new company one voice.

The decision on questions of ratification of the charter of a new company, on the election of the General Director and the Auditing Commission members is ratified by a General meeting of shareholders of a new company in case of the majority of a new company shareholders' voices, who hold stocks and take part in the voting at a General meeting of shareholders of a company.

3.5. To establish that the election of the members of the Board of Directors of hew companies is carried out on the principle of cumulative voting. When using cumulative voting the number of voices that belongs to every shareholder of a new company who holds stocks is multiplied by the number of people who are to be elected to the Board of Directors of a new company in accordance with par. 3.1. of the present decision, and a shareholder of a new company who holds stocks has the right to give all acquired voices to one nominee or distribute them among two or more nominees.

Those 11 nominees who acquired the majority of voices are considered being elected to the Board of Directors.

3.6. General meeting of shareholders of new companies have the quorum if the shareholders of new companies took part in it and if they have more than a half of voices that are to be given for stocks of a new company.

The shareholders of new companies, who took part in General meeting of shareholders of the companies, are considered taking part in it if they registered themselves for taking part in it, or they may be such shareholders whose voting papers were received by the Company not later than two days before the General meeting of shareholders of the companies.

3.7. When making decisions concerning questions of carrying out General meeting of shareholders of the companies, that were not regulated directly in the present decision, statutory acts of the Russian Federation that regulate similar relationships are applied.

4. **To establish the following order of distribution of new companies' stocks:**

4.1. The stocks of new Companies are distributed among the shareholders of JSC "Kuzbassenergo regional electricity network Company", JSC "Kuzbassenergo energy merchandising Company", JSC "Electric mains of Kuzbassenergo" are distributed among the shareholders of JSC "Kuzbassenergo" - including the shareholders who voted against or didn't participate in the voting with the agenda of reorganization of the Company, proportionate to the amount of stocks of the Company they have.

To establish the following percent distribution of stocks of JSC "Kuzbassenergo regional electricity network Company", JSC "Kuzbassenergo energy merchandising Company", JSC "Electric mains of Kuzbassenergo" as well as the amount of their par value:

For every stock of JSC "Kuzbassenergo" should be distributed at the same time:

1 (One) stock of JSC "Kuzbassenergo – regional electricity network Company" at par value of 2.90 rub.,

1 (One) stock of JSC "Kuzbassenergo energy merchandising Company" at par value of 0.05 rub.;

1 (One) stock of "Electric mains of Kuzbassenergo" at par value 1 rub.,

4.2. The amount of stocks of a particular type of JSC "Kuzbassenergo regional electricity network Company", JSC "Kuzbassenergo energy merchandising Company", JSC "Electric mains of Kuzbassenergo" to be distributed for every shareholder of JSC "Kuzbassenergo" equals the amount of stocks of a particular type of JSC "Kuzbassenergo".

4.3. The stocks of JSC "West-Sibirean TETS" and JSC "South-Kuzbass GRES" are distributed in the following way:

- JSC "Kuzbassenergo" purchases 303,081,901 stock of JSC "West-Sibirean TETS", 303,081,901 stock of JSC "South-Kuzbass GRES" as well as buys stocks of the new companies in accordance with paragraph 4.11 of the present decision;
- The rest of stocks of JSC "West-Sibirean TETS" and JSC "South-Kuzbass GRES" that are to be distributed are distributed among the shareholders of JSC "Kuzbassenergo" in accordance with paragraph 4.4, 4.5, 4.8 of the present decision;

Par value of 1 (one) stock of JSC "West-Sibirean TETS" is 1.50 rub.

Par value of 1 (one) stock of JSC "South-Kuzbass GRES" is 0.90 rub.

4.4. Each shareholder who took part in the voting about the question of reorganization of JSC "Kuzbassenergo" and who didn't voted against the decision of the reorganization of the Company should get the stocks of JSC "West-Sibirean TETS" and JSC "South-Kuzbass GRES" in the amount that is calculated in the following way:

$$X = \frac{A}{B-C} \times D$$

where:

X – is the amount of stocks of JSC "West-Sibirean TETS" and JSC "South-Kuzbass GRES" that each shareholder who took part in the voting about the question of reorganization of JSC "Kuzbassenergo" and who didn't voted against the decision of the reorganization of the Company should get;

A – is the amount of stocks of JSC "Kuzbassenergo", that belong to a shareholder at the moment of the state registration of JSC "West-Sibirean TETS" and JSC "South-Kuzbass GRES" correspondingly;

B – is the total amount of stocks of JSC "Kuzbassenergo" at the moment of the state registration of JSC "West-Sibirean TETS" and JSC "South-Kuzbass GRES" (except the stocks that are at property or at the disposal of JSC "Kuzbassenergo");

C – is the total amount of stocks of JSC "Kuzbassenergo" that belongs to the shareholders who didn't take part in the voting about the question of reorganization of JSC "Kuzbassenergo" and who voted against the decision of the reorganization at the moment of the state registration of JSC "West-Sibirean TETS" and JSC "South-Kuzbass GRES" correspondingly;

D – is the total amount of stocks of a new company (JSC "West-Sibirean TETS" or JSC "South-Kuzbass GRES") that are to be distributed among the shareholders of JSC "Kuzbassenergo" (calculated in accordance with sub-paragraph 1 paragraph 4.5, of the present decision, except the total amount of stocks of the corresponding company that are to be purchased by JSC "Kuzbassenergo" and that are to be distributed among the shareholders of the company, who didn't take part in the voting about the question of reorganization of JSC "Kuzbassenergo" and who voted against the decision of the reorganization).

In the distribution if there is a fraction in the amount of stocks of JSC "West-Sibirean TETS" and JSC "South-Kuzbass GRES" that each shareholder of JSC "Kuzbassenergo" should get then this fraction if not taken into consideration.

As a result of rounding if any of the shareholders happens to have no stocks of JSC "West-Sibirean TETS" and JSC "South-Kuzbass GRES" then such shareholder gets one stock of both JSC "West-Sibirean TETS" and JSC "South-Kuzbass GRES".

4.5. The total amount of stocks to be distributed for every new company equals the amount of stocks of JSC "Kuzbassenergo" at the moment of making decision about the reorganization (except the stocks that are at property or at the disposal of JSC "Kuzbassenergo").

Besides, the total amount of stocks of JSC "West-Sibirean TETS" and JSC "South-Kuzbass GRES"to be distributed may be increased in case if the sum of the stocks of the companies to be distributed (calculated in accordance with paragraph 4.3, 4.4) happens to be higher than the stocks of the companies to be distributed in accordance with the sub-paragraph 1 of the present paragraph.

4.6. The amount of the stock capital of every new company is calculated by multiplying the total amount of stocks to be distributed of a new company by par value of one stock.

4.7. The stock capitals of the new companies consist of additional capital.

4.8. The shareholders of the Company who either voted against the decision of the reorganization of the Company or who didn't take part in this question in accordance with sub-paragraph 3 paragraph 3 article 19 of the Federal Law "About Joint Stock Companies" the distribution of stocks of a particular type of new companies is carried out in the amount of stocks of a particular type of the Company.

4.9. Stocks of new companies will allow its holders the following rights:

1) to participate both personally and through his representative in General meeting of shareholders with the right of voice for all questions of its competence;

2) to include proposals to the items on agenda of a General meeting of shareholders in the order specified by the legislation of the Russian Federation;

3) to receive information about the activity of the company and to get acquainted with the Company's documents in accordance with article 73 of the Federal Law "About Joint Stock Companies", statutory acts and the Charter of the company;

4) to receive dividends, ratified by the Company;

5) to have a prior purchase of additional stocks, issued securities that are converted into stocks (they are distributed by means of public subscription); in is done in a corresponding proportion of stocks they hold;

6) in case of closing down the company to get a part of its property;

7) to have other rights mentioned in the legislation of the Russian Federation and the Carter of the Company.

4.10. The stocks of a new Company, that changed their holders after the decision of the reorganization of the Company and up to the moment of the state registration of new companies, give their new holders the same rights as the shareholders who voted for the decision of the reorganization of the Company.

4.11. The stocks of new companies that were not distributed among the shareholders of the Company are considered to be purchased by JSC "Kuzbassenergo".

4.12. The stocks of new companies are considered to be distributed (distributed among the shareholders of JSC "Kuzbassenergo", purchased by JSC "Kuzbassenergo") at the moment of the state registration of companies that were established as a result of the reorganization, basing on the list of the shareholders of JSC "Kuzbassenergo" at the exact date.

5. **To ratify the divisional balance.**

FOR		AGAINST		ABSTAIN	

LEAVE UNCROSSED THE BLOCK YOU CONSIDER CONFORMING TO YOUR DECISION

THE BALLOT IN WHICH MORE THAN ONE BLOCK IS UNCROSSED IN CONSIDERED BEING NOT VALID

(except when the voting is carried out in accordance with the following paragraphs 1, 2, 3)

Attention! In case if **the voting is carried out in accordance with the instructions of such shareholders who bought the stocks of the Company after the listing** (hereinafter – the date of making up the List) **of the shareholders, who may have the voting right at the General meeting of shareholders of the Company, or in accordance with the instructions of the shareholders of deposit stocks** then the voting should be carried out as follows:

1. In case if in the voting ballot more than one block is left uncrossed then in the blocks for filling the number of voices (near each of the possible variants) one should fill in the number of voices for each variant and make a special note:

☐ **the voting is carried out in accordance with the instructions of the shareholders of the stocks that were given after the date of making up the List and/or in accordance with the instructions of the shareholders of deposit stocks.**

2. When voting is carried out by proxy to the stocks that were given after the date of making up the List then in a block for filling in the number of votes (near each of the possible variants) one should fill in the number of voices for each variant and make a special note:

☐ **the voting is carried out by proxy to the stocks that were given after the date of making up the List.**

3. If after the date of making up the List not all stocks are given, then in a block for filling in the number of votes (near each of the possible variants) one should fill in the number of voices for each variant and make a special note:

☐ **part of the stocks is given after the date of making up the List.**

If concerning the stocks that were given after the date of making up the List the instructions of the owners are received and they coincide with the voting variant then such voices are added.

THE VOTING BALLOT WITHOUT THE SIGNATURE OF A SHAREHOLDER IS CONSIDERED BEING NOT VALID!

Signature of a shareholder (a representative) __________ (______________________________)
(signature) (first name, middle name, last name)

A letter of attorney is given at _________ "___" ____ ______________________________
(who it was given by)

Attention! If a voting paper, that was mailed to a shareholder as a registered letter and was returned to the Company, was signed by a shareholder's representative acting by proxy, a letter of attorney (that was properly legalized) is attached.

Annex C

2.3

Registration number __________

Kuzbass Joint Stock Company of Energy and Electrification
30 Kuznetsky prospect, GSP-2, Kemerovo, Russia

VOTING BALLOT NO. 2

for voting at an extraordinary General shareholders' meeting of JSC "Kuzbassenergo"

The form of the shareholders' general meeting: absentee voting.
The date of the shareholders' general meeting: December 30, 2005.

The filled voting papers should be sent to the mail address:
JSC "Central Moscow Depositary" build. 8, 34 Bolshaya Pochtovaya Street, Moscow, 105082, Russia.

First name, middle name, last name of the shareholder: ______________________________

The amount of stocks belonging to him: ______________________________

QUESTION No. 2: ***About the reorganization of the Company in form of segregation, about the order and conditions of segregation, about new companies (except JSC "South-Kuzbass GRES" and JSC "West-Sibirean TETS"), about the distribution of the stocks of the new companies, about the ratification of the divisional balance.***

DECISION:

1. **To reorganize JSC "Kuzbassenergo" by division into:**
   - JSC "Kuzbassenergo – regional electricity network Company";
   - JSC "Kuzbassenergo energy merchandising Company";
   - JSC "Electric mains of Kuzbassenergo";
2. **To establish the following order and conditions of segregation:**

   2.1. A distribution of the stocks of the new companies is carried out in the order specified in paragraph 4 of the present decision.

   2.2. A part of the property, rights and duties of the Company is given to the new companies in accordance with the divisional balance.

   2.3. The order of arrangement and carrying out of the General meeting of shareholders of the new companies as well as the order of voting on the items of agenda for the shareholders' meetings is determined by present decision (par. No.3) and by the Charter of JSC "Kuzbassenergo".

   2.4. Within 3 days after the decision by the General meeting of shareholders of the Company about the reorganization in the form of division is made, the General Director of the Company notifies the rating authority of the decision.

   2.5. Not later than 30 days after the decision about the reorganization is made the General Director notifies the Company's creditors of the decision by mailing registered letters as well as he publishes in print an announcement of the reorganization of the Company, which is aimed for announcements for the state registration of bodies corporate.

   2.6. The Company's creditors within 30 days since the announcement of the decision was published or within 30 days since the notifications were mailed to them have a right to claim for the suspending or a pre-term execution of the duties of the Company and to claim for the payment of damages. The Company basing on the claims that it got from the creditors makes a list of satisfied and unsatisfied creditors' claims, the latter should be satisfied.

   2.7. The General Director notifies the workers of JSC "Kuzbassenergo" of the decision about the reorganization of JSC "Kuzbassenergo" and carries out a list of activities concerning labour relationships in accordance with the Labour Code of the Russian Federation.

   2.8. In accordance with paragraph 2 article 75 of the Federal Law "On Joint Stock Companies" the shareholders of the Company who voted against or who didn't take part in the voting on this item of agenda have a right to claim the Company to purchase a part or all stocks owned by them in order, that was determined in accordance with the requirements of the Russian Federation by the Board of the Directors of the Company, in the notification of an extraordinary General meeting of shareholders of the Company.

   The price of purchased stocks was determined by the Board of Directors of the Company in accordance with paragraph 3 article 75 of the Federal Law "About Joint Stock Companies".

The purchased stocks pay the dept when they are purchased and the stocks of the new Companies are not distributed to them.

2.9. The account of the result of the purchased Company's stocks is ratified by the Board of the Directors of the Company not later than 5 days after the payment of the debt by stocks.

As a result of the payment of the debt by stocks the stock capital of JSC "Kuzbassenergo" is reduced at the sum of par value of these stocks.

3. **To establish the following bodies corporate:**
   - JSC "Kuzbassenergo – regional electricity network Company";
   - JSC "Kuzbassenergo energy merchandising Company";
   - JSC "Electric mains of Kuzbassenergo";

3.1. To establish that the number of people in the Board of Directors of every new Company is 11.

To establish that the number of people in the Auditing Commission of every new Company is 5.

3.2. To establish that the shareholders (a shareholder) of JSC "Kuzbassenergo" who hold in the aggregate 2 and more percent of stocks of JSC "Kuzbassenergo" may send to the Company's office their proposals of nominate candidates to be elected to the Company's Board of Directors of every new Company and members of the Auditing Commission of every new Company as well as their proposals of nominate candidates to be elected to the position of the General Director. These proposals should be submitted to the Company's office not later than March 15, 2006.

The inclusion into the list of nominees in the voting papers at General shareholders' meetings of the new Companies should be only for such nominees whose proposals are properly legalized in accordance with the requirements and were submitted in the set time, that is given in the present regulations, from the shareholders (a shareholder) who hold in the aggregate 2 and more percent of stocks of JSC "Kuzbassenergo" at the moment of nominating candidates.

The mentioned proposals are presented in written form that include first name, middle name, last name of the shareholder (shareholders) who submitted the candidate and include the amount of stocks belonging to him (them) of JSC "Kuzbassenergo". The proposals should be signed by the shareholder (shareholders).

But if the proposal is signed by the representative acting by proxy, a letter of attorney (that was properly legalized) is attached and should be made in accordance with the Federal Law "About Joint Stock Companies".

If the proposals are signed by a shareholder (or his representative) whose rights for stocks are considered on the account in the depositary then to such proposal a copy of the account in the depositary (that gives the right for the amount of shares) should be attached.

The candidate nomination proposal should include:

- the name of a new company to which the nominee is proposed;
- first name, middle name, last name of the nominee and his permanent work place;
- the name of the body to which the nominee is proposed;

The Board of Directors of the Company should consider the received proposals and make a decision about the inclusion in the list the nominees who are to be elected to the bodies of the Community or about the refusal to include in the list not later than March 20, 2006.

The nominees are to be included in the voting ballots for elections to corresponding bodies of companies, except the cases when:

- the proposal doesn't meet the requirements of the present paragraph;
- the shareholder's (shareholders') proposal was received after March 15, 2006;
- the shareholder (shareholders) in the aggregate doesn't hold the necessary amount of stocks of JSC "Kuzbassenergo".

Motivated decision of the Board of Directors of the Company about the refusal to include the proposed nominees in the list of nominees for the election to the body of new companies is sent to the shareholder (shareholders) who proposed the nominees not later than March 23, 2006.

3.3. The registrator of the Company (JSC "Central Moscow Depositary") carries out the functions of the Returning Board at General meetings of the new companies.

3.4. To establish that when voting at General shareholders' meetings of the new companies concerning the questions of ratification of the charter of a new company, the election of the

members of the Auditing Commission, the election of the General Director, each stock of a new company that is to be distributed, gives a shareholder of a new company one voice.

The decision on questions of ratification of the charter of a new company, on the election of the General Director and the Auditing Commission members is ratified by a General shareholders' meeting of a new company in case of the majority of a new company shareholders' voices, who hold stocks and take part in the voting at a General shareholders' meetings of a company.

3.5. To establish that the election of the members of the Board of Directors of hew companies is carried out on the principle of cumulative voting. When using cumulative voting the number of voices that belongs to every shareholder of a new company who holds stocks is multiplied by the number of people who are to be elected to the Board of Directors of a new company in accordance with par. 3.1. of the present decision, and a shareholder of a new company who holds stocks has the right to give all acquired voices to one nominee or distribute them among two or more nominees.

Those 11 nominees who acquired the majority of voices are considered being elected to the Board of Directors.

3.6. General meeting of shareholders of new companies have the quorum if the shareholders of new companies took part in it and if they have more than a half of voices that are to be given for stocks of a new company.

The shareholders of new companies, who took part in General meeting of shareholders of the companies, are considered taking part in it if they registered themselves for taking part in it, or they may be such shareholders whose voting papers were received by the Company not later than two days before the General meeting of shareholders of the companies.

3.7. When making decisions concerning questions of carrying out General shareholders' meetings of the companies, that were not regulated directly in the present decision, statutory acts of the Russian Federation that regulate similar relationships are applied.

4. **To establish the following order of distribution of new companies' stocks:**

4.1. The stocks of new Companies are distributed among the shareholders of JSC "Kuzbassenergo" including the shareholders who voted against or didn't participate in the voting with the agenda of reorganization of the Company, proportionate to the amount of stocks of the Company they have.

4.2. To establish the following percent distribution of stocks of every new Company as well as the amount of their par value:

For every stock of JSC "Kuzbassenergo" should be distributed at the same time:

1 (One) stock of JSC "Kuzbassenergo – regional electricity network Company" at par value of 2.90 rub.,

1 (One) stock of JSC "Kuzbassenergo energy merchandising Company" at par value of 0.05 rub.,

1 (One) stock of "Electric mains of Kuzbassenergo" at par value 1 rub.,

4.3. The amount of stocks of a particular type to be distributed for every new company equals the amount of stocks of a particular type of JSC "Kuzbassenergo" at the moment of making decision about the reorganization (except the stocks that are at property or at the disposal of JSC "Kuzbassenergo").

4.4. The amount of stocks of a particular type for every new company that every shareholder of JSC "Kuzbassenergo" should get equals the number of stocks of a particular type of JSC "Kuzbassenergo" he holds.

4.5. The amount of the stock capital of every new company is calculated by multiplying the total amount of stocks to be distributed of a new company by par value of one stock.

4.6. The stock capitals of the new companies consist of additional capital.

4.7. The shareholders of the Company who either voted against the decision of the reorganization of the Company or who didn't take part in this question in accordance with sub-paragraph 3 paragraph 3 article 19 of the Federal Law "About Joint Stock Companies" the distribution of stocks of a particular type of new companies is carried out in the amount of stocks of a particular type of the Company.

4.8. Stocks of new companies will allow its holders the following rights:

1) to participate both personally and through his representative in General shareholders' meetings with the right of voice for all questions of its competence;

2) to include proposals to the items on agenda of a General meeting of shareholders in the order specified by the legislation of the Russian Federation;

3) to receive information about the activity of the company and to get acquainted with the Company's documents in accordance with article 73 of the Federal Law "On Joint Stock Companies", statutory acts and the Charter of the company;

4) to receive dividends, ratified by the Company;

5) to have a prior purchase of additional stocks, issued securities that are converted into stocks (they are distributed by means of public subscription); in is done in a corresponding proportion of stocks they hold;

6) in case of closing down the company to get a part of its property;

7) to have other rights mentioned in the legislation of the Russian Federation and the Carter of the Company.

4.9. The stocks of a new Company, that changed their holders after the decision of the reorganization of the Company and up to the moment of the state registration of new companies, give their new holders the same rights as the shareholders who voted for the decision of the reorganization of the Company.

4.10. The stocks of new companies that were not distributed among the shareholders of the Company are considered to be purchased by JSC "Kuzbassenergo".

4.11. The stocks of new companies are considered to be distributed (distributed among the shareholders of JSC "Kuzbassenergo", purchased by JSC "Kuzbassenergo") at the moment of the state registration of companies that were established as a result of the reorganization, basing on the list of the shareholders of JSC "Kuzbassenergo" at the exact date.

5. **To ratify the divisional balance.**

FOR		AGAINST		ABSTAIN	

LEAVE UNCROSSED THE BLOCK YOU CONSIDER CONFORMING TO YOUR DECISION

THE BALLOT IN WHICH MORE THAN ONE BLOCK IS UNCROSSED IN CONSIDERED BEING NOT VALID

(except when the voting is carried out in accordance with the following paragraphs 1, 2, 3)

Attention! In case if **the voting is carried out in accordance with the instructions of such shareholders who bought the stocks of the Company after the listing** (hereinafter – the date of making up the List) **of the shareholders, who may have the voting right at the General meeting of shareholders of the Company, or in accordance with the instructions of the shareholders of deposit stocks** then the voting should be carried out as follows:

1. In case if in the voting ballot more than one block is left uncrossed then in the blocks for filling the number of voices (near each of the possible variants) one should fill in the number of voices for each variant and make a special note:

☐ **the voting is carried out in accordance with the instructions of the shareholders of the stocks that were given after the date of making up the List and/or in accordance with the instructions of the shareholders of deposit stocks.**

2. When voting is carried out by proxy to the stocks that were given after the date of making up the List then in a block for filling in the number of votes (near each of the possible variants) one should fill in the number of voices for each variant and make a special note:

☐ **the voting is carried out by proxy to the stocks that were given after the date of making up the List.**

3. If after the date of making up the List not all stocks are given, then in a block for filling in the number of votes (near each of the possible variants) one should fill in the number of voices for each variant and make a special note:

☐ **part of the stocks is given after the date of making up the List.**

If concerning the stocks that were given after the date of making up the List the instructions of the owners are received and they coincide with the voting variant then such voices are added.

THE VOTING BALLOT WITHOUT THE SIGNATURE OF A SHAREHOLDER IS CONSIDERED BEING NOT VALID!

Signature of a shareholder (a representative) __________ (______________________________)
(signature) (first name, middle name, last name)

A letter of attorney is given at _________ "___" ____ ______________________________
(who it was given by)

Attention! If a voting paper, that was mailed to a shareholder as a registered letter and was returned to the Company, was signed by a shareholder's representative acting by proxy, a letter of attorney (that was properly legalized) is attached.

Annex C

2.4

Registration number ________

Kuzbass Joint Stock Company of Energy and Electrification
30 Kuznetsky prospect, GSP-2, Kemerovo, Russia

VOTING BALLOT NO. 3

for voting at an extraordinary General shareholders' meeting of JSC "Kuzbassenergo"

The form of the shareholders' general meeting: absentee voting.
The date of the shareholders' general meeting: December 30, 2005.

The filled voting papers should be sent to the mail address:
JSC "Central Moscow Depositary" 8-34 Bolshaya Pochtovaya Street, Moscow, 105082, Russia.

First name, middle name, last name of the shareholder: ______________________________

The amount of equity shares belonging to him: ______________________________

QUESTION No. 3: the announcement of equity shares of the Company dividends' payment of the Company by results of 9 months of the year 2005.

DECISION:
1. To pay equity shares of JSC "Kuzbassenergo" dividends by results of 9 months of the year 2005 at the rate of 0.670,461 rub. per one equity share of JSC"Kuzbasssenergo" in monetary units within 60 days since the decision-making of the announcement.

FOR		AGAINST		ABSTAIN	

LEAVE UNCROSSED THE BLOCK YOU CONSIDER CONFORMING TO YOUR DECISION
THE BALLOT IN WHICH MORE THAN ONE BLOCK IS UNCROSSED IN CONSIDERED BEING NOT VALID
(except when the voting is carried out in accordance with the following items)

Attention! In case **if the voting is carried out in accordance with the instructions of such shareholders who bought the equity shares of the Company after the listing** (hereinafter – the date of making up the List) **of the shareholders, who may have the voting right at the General shareholders' meeting of the Company, or in accordance with the instructions of the shareholders of deposit equity shares** then the voting should be carried out as follows:

1. In case if in the voting ballot more than one block is left uncrossed then in the blocks for filling the number of voices (near each of the possible variants) one should fill in the number of voices for each variant and make a special note:

☐ **the voting is carried out in accordance with the instructions of the shareholders of the equity shares that were given after the date of making up the List and/or in accordance with the instructions of the shareholders of deposit equity shares.**

2. When voting is carried out by proxy to the equity shares that were given after the date of making up the List then in a block for filling in the number of votes (near each of the possible variants) one should fill in the number of voices for each variant and make a special note:

☐ **the voting is carried out by proxy to the equity shares that were given after the date of making up the List.**

3. If after the date of making up the List not all equity shares are given, then in a block for filling in the number of votes (near each of the possible variants) one should fill in the number of voices for each variant and make a special note:

☐ **part of the equity shares is given after the date of making up the List.**

If concerning the equity shares that were given after the date of making up the List the instructions of the owners are received and they coincide with the voting variant then such voices are added.

THE VOTING BALLOT WITHOUT THE SIGNATURE OF A SHAREHOLDER IS CONSIDERED BEING NOT VALID!

Signature of a shareholder (a representative) __________ (______________________)
(signature) (first name, middle name, last name)

A letter of attorney is given at ________ " ___ " ____ ______________________
(who it was given by)

Attention! If a voting paper, that was mailed to a shareholder as a registered letter and was returned to the Company, was signed by a shareholder's representative acting by proxy, a letter of attorney (that was properly legalized) is attached.

Annex C

2.5

The list of affiliated persons as for a date of 02.12.2005.

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
2.	Resolution №1 of the Unique shareholder of the ZAO "Kuzbassenergosviaz"	15.11.2005	02.12.2005

II. Changes in the list of affiliated persons occurred during the period since 03.10.2005 till 30.11.2005

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Making the list of persons having right to participate in the shareholders meeting	14.11.2005	02.12.2005

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Joint Stock Company "Siberian Coal and Energy company"	Moscow, Russia	Was not an affiliated person	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Joint Stock Company "Siberian Coal and Energy company"	Moscow, Russia	Person has right to dispose of more than 20% of total number of votes falling to the voting stocks	14.11.2005	43,47	43,47

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	ZAO "Kuzbassenergosviaz"	Kemerovo, Russia	Person is a member of group to which the joint stock company belongs (reasons owing to which the person is a member of group of persons to which the joint stock company belongs: natural persons fulfilling the duties in the JSC "Kuzbassenergo" compose more than 50% of the structure of the Board of Directors of this legal entity).	08.06.2005	0	0

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname,	Registered office of legal entity or	Reason (reasons) to	Reasons beginning	Shareholding of affiliated person in	Share of ordinary stocks of the

	name and patronymic for the affiliated person	residence of natural person (only by approbation of natural person)	be recognized as affiliated	date	the authorized capital of the joint stock company , %	joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	ZAO "Kuzbassenergosviaz"	Kemerovo, Russia	Is not an affiliated person	15.11.2005	0	0

Annex C

2.6

ANNOUNCEMENT ON FACTS THAT MAY AFFECT THE PRICE OF SECURITIES OF JOINT STOCK COMPANY
"INFORMATION ON THE DECISIONS ACCEPTED BY THE BOARD OF DIRECTORS OF JOINT STOCK COMPANY (About recommendations on the amount of the dividend to be paid over the securities and on its payment order; On the question about reorganization of the JSC and the order and terms of such reorganization to be submitted to the general meeting of shareholders.)

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. The Internet address, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/inf/facts
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

2. Contents of the announcement

2.1. Date of holding of the meeting of the Board of Directors where the appropriate decision was accepted: 28 November 2005.
2.2. Date and number of making the minutes of the meeting of the Board of Directors where the appropriate decision was accepted: the 29th of November 2005, under the No. 8/11.
2.3. Contents of the decision accepted by the Board of Directors on the question about the extraordinary general meeting of shareholders convocation including the approval of the agenda of the general meeting of shareholders.

Over the question " On approval of the proposed by the Board of Directors reorganization of the company"

Decided :

To recommend to the general meeting of shareholders to accept one of the two following decisions:

Draft resolution A (as of thequestion of the agenda of the General meeting of shareholders "On reorganization of JSC "Kuzbassenergo" in the form of segregation, on procedure and terms of segregation, on establishment of new companies (including JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on stock floatation of the created companies and on the procedure of floatation, on approval of divided balance"):

1. **To reorganize JSC "Kuzbassenergo" by means of segregation:**
- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";

- JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

2. To establish the following procedure and terms of segregation:

2.1. Stock floatation of the created companies is carried out in the procedure and on terms prescribed by article 4 of the present resolution.

2.2. Part of property, rights and obligations of the Company are transferred to the segregated companies in accordance with the divided balance.

2.3. The procedure of preparation for and holding general meetings of shareholders of the companies created as well as the voting procedure on issues of the agenda of specified meetings of shareholders is stipulated by the given resolution (article 3) and the Statute of JSC "Kuzbassenergo".

2.4. Within 3 days after the decision on reorganization of the Company by means of segregation is taken by the General meeting of shareholders, the General director of the Company notifies the taxation authority about the decision taken.

2.5. Not later than 30 days of the date of the decision-making on the issue of reorganization in the form of segregation the general director notifies the creditors of the Company on making the decision through sending in the announcement via registered letter and publishes the announcement on reorganization of the Company in print assigned for publishing information on state registration of legal entities.

2.6. Within 30 days of the date of publishing of the announcement on the decision made or within 30 days of the date the announcement was send to them creditors of the Company have a right to demand termination or advance execution of the corresponding liabilities of the Company and repayment of damages. Based on the demands received from the creditors the Company draws up the register of demands both satisfied and being subject to satisfaction.

2.7. General director notifies employees of JSC "Kuzbassenergo" of taking the decision on reorganization of JSC "Kuzbassenergo" and carries out a complex of activities connected with formalizing labor relations in accordance with the Labor Code of the Russian Federation.

2.8. In accordance with article 1 of clause 75 of Federal Law "On joint stock companies" shareholders of the Company who voted against the decision to reorganize the Company or who did not participate in voting on the given issue have a right to demand full or partial redemption of shares held by them from the Company in the procedure prescribed by Board of Directors of the Company in accordance with the requirements of the legislation of the Russian Federation. in the announcement on holding an extraordinary general meeting of shareholders of the Company.

Redemption of shares is carried out in accordance with the price stipulated by the Board of Directors of the Company in accordance with article 3 of clause 75 of Federal Law "On joint stock companies".

Bought out shares are paid off at the moment of redemption and the shares of the created companies are not subject to allocation among them.

2.9. The report on overall results of redemption of shares of the Company is approved by the Board of Directors of the Company within 5 days of the date of paying off the bought out shares.

As a result of paying off bought off shares the authorized capital stock of JSC "Kuzbassenergo" is diminished to the amount of nominal value of the shares paid off.

3. To establish the following legal entities:

- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";

- JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

3.1. To determine that the quantitative composition of the board of directors of each of the created companies equals 11 persons.
To determine that the quantitative composition of the revision committee of each of the created companies equals 5 persons.

3.2. To determine that shareholders (shareholder) of JSC "Kuzbassenergo" being in the aggregate holders of 2 or more per cent of cordinary shares of JSC "Kuzbassenergo" have a right to forward to the address of the Company suggestions on nomination of candidatures for election of members of the board of directors of each of the created companies (up to 11 candidatures for each of the created companies) and members of the revision committee of each of the created companies (up to 5 candidatures for each of the created companies), as well as candidatures for the positions of general directors of each of the created companies (not more than 1 candidature for each of the created companies). Such suggestions must be received by the company not later than March 15, 2006.
Only candidatures who were nominated in accordance with the prescribed requirements and suggestions on whom were received within the deadline prescribed by the present resolution, by the shareholders (shareholder) being in the aggregate holders of 2 or more per cent of ordinary shares of JSC "Kuzbassenergo"at the moment of nomination are subject to inscription in voting papers for the general meetings of shareholders.
The mentioned nominations are to be inscribed in written form with indication of the name (title) of the nominating shareholders (shareholder) and the number of ordinary shares of JSC "Kuzbassenergo" owned by them (him/her).
In case the indicated suggestions on nomination are signed by a representative of the shareholder they should be accompanied by power of attorney (copy of power of attorney attested in prescribed order), arranged in accordance with the requirements for drawing up of a power of attorney for voting of the Federal Law "On joint stock companies".
In case the indicated suggestions on nomination are signed by a shareholder (shareholders) whose share rights are taken account of in accordance with the deposit account in depositary, such suggestion should be accompanied by the extract of deposit record of the shareholder in depositary carrying out the registration of rights of the mentioned shares.
The suggestion on nomination of the indicated candidates must contain:

- name of the created company, in the bodies of which the candidates are nominated;
- last name, first name, patronymic and the principal place of business of each of the nominated candidates;
- name of the body for which the candidate is nominated.

The Board of Directors of the company must review the suggestions received and take the decision on inclusion or on the refusal to include the nominated candidatures in the list of candidates for the election in the bodies of the created company by March 20, 2006.
The nominated candidates are subject to inclusion in voting papers for the election in the corresponding body of the created companies with the exception of the following cases:

- when the nomination does not correspond to the requirements prescribed by the present article;
- when the nomination of shareholders (shareholder) is received by the Company later than March 15, 2006;
- when the shareholders (shareholder) do not in the aggregate own the necessary amount of shares of JSC "Kuzbassenergo".

Reasoned decision of the Board of Directors of the Company on refusal to include the nominated candidates in the list of candidatures for voting in the elections for the specific body of the created companies is forwarded not later then March 23, 2006 to shareholders (shareholder) who nominated the candidate.

3.3. At general meetings of shareholders of the created companies the functions of the counting commission are executed by the registrar of the Company – Joint Stock Company "Central Moscow Depositary".

3.4. It must be determined that at voting during general meetings of shareholders of the created companies on issues of approval of the Statute of the created company, of election of members of the revision commission or of election of general director, each ordinary share of the created company subject for floatation gives the shareholder of the created company being the holder of ordinary shares one vote.

The decision on issues of approval of the Statute of the created company, on election of the general director and members of the revision commission is taken by the general meeting of shareholders with the majority of votes of shareholders of the created company – holders of ordinary shares participating in the general meeting of shareholders of the created company.

3.5. It must be determined that elections of members of the board of directors of the created companies are carried out by cumulative voting. At cumulative voting the number of votes of every shareholder of the created company – holder of ordinary shares is multiplied by the number of persons to be elected in the board of directors of the company in accordance with article 3.1. of the present resolution and the shareholder of the created company owning ordinary shares has a right to give all of his/her votes for one candidate or to distribute them among two or more candidates.

The 11 candidates collecting the largest number of votes are considered elected for the board of directors of the created company.

3.6. General meetings of shareholders of the created companies are authorized (muster a quorum) on condition that shareholders of the created companies possessing in the aggregate more than half of votes subject to floatation of ordinary shares of the corresponding created company, participated in the elections.

Shareholders of created companies registered for participation in the general meeting and shareholders whose voting papers were received by the Company not later than two days before the date of the general meeting of shareholders of the created company are considered to have taken part in the general meeting of shareholders.

3.7. At decision-making on issues connected with holding general meetings of shareholders of the created companies which are not stipulated by the present resolution, standard acts of the Russian Federation regulating similar relations (by analogy) are to be used.

4. To establish the following procedure of floatation of shares of the created companies:

4.1. Shares of the newly established JSC "Kuzbassenergo - regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" are distributed among the shareholders of JSC "Kuzbassenergo" including the shareholders who voted against or not having participated in voting on the issue of reorganization of the Company, proportionally to the number of shares of the Company owned by them.

To establish the following coefficients of distribution of ordinary shares of JSC "Kuzbassenergo – regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", and their nominal value:

counting for every ordinary share of JSC "Kuzbassenergo" the following are simultaneously subject to distribution:

1 (one) ordinary share of JSC "Kuzbassenergo – regional electricity supplying company", with nominal value of 2, 9 RUR,

1 (one) ordinary share of JSC "Kuzbass energy distributing company" with nominal

value of 0,05 RUR,

1 (one) ordinary share of JSC "Main power lines of Kuzbassenergo" with nominal value of 1 RUR,

4.2. The number of shares of JSC "Kuzbassenergo – regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo" of the specific category (type) which every shareholder of JSC "Kuzbassenergo" is to receive is equal to the number of shares of "Kuzbassenergo" of the corresponding category (type) owned by him/her.

4.3. Shares of the newly established JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" are floated in the following way:

- JSC "Kuzbassenergo" purchases 303 081 901 ordinary shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", 303 081 091 ordinary shares of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and also purchases the shares of the newly established companies in accordance with the procedure prescribed by article 4.11 of the present resolution;
- other ordinary shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" subject to floatation are distributed among the shareholders of JSC "Kuzbassenergo" in accordance with articles 4.4., 4.5., 4.8. of the present resolution.

Nominal value of 1 (one) ordinary share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" – 1, 5 RUR.

Nominal value of 1 (one) ordinary share of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)"- 0, 9 RUR.

4.4. Every shareholder who participated in voting on the issue of reorganization of JSC "Kuzbassenergo" and didn't vote against taking the decision on reorganization is to receive shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" in the number calculated in the following way:

$$X = \frac{A}{B-C} \times D$$

Where :

X – the number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" to be received by the shareholder who participated in voting on the issue of reorganization of JSC "Kuzbassenergo" and didn't vote against taking the decision on reorganization;

A – the number of shares of JSC "Kuzbassenergo" owned by the shareholder at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" accordingly;

B – total amount of shares of JSC "Kuzbassenergo" at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" (with the deduction of the shares being the property of or being at the disposal of JSC "Kuzbassenergo");

C – total number of shares of JSC "Kuzbassenergo"owned by the shareholders who voted against taking the decision on reorganization or did not participate in voting on this issue, at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian

Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" accordingly;

D – total amount of shares of the newly established company (JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"or JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" subject to distribution among the shareholders of JSC "Kuzbassenergo" (resulted at calculation in accordance with the regulations of paragraph 1 of article 4.5. of the present resolution, minus total number of shares or the corresponding newly established company subject to purchase by JSC "Kuzbassenergo" and distribution among the shareholders of the Company who voted against taking the decision on reorganization or didn't take part in voting on this issue).

In case at calculating the number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" that is to be received by the shareholders of JSC "Kuzbassenergo" at the result of distribution, the number of shares of any shareholder turns out to be fractional the fraction is not taken into consideration.

In case in the result of rounding-up a shareholder does not obtain any share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" or JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)", such shareholder receives one share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and one share of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

4.5. The total number of shares of each of the newly established companies subject to floatation equals the number of shares of JSC "Kuzbassenergo" at the moment of taking the decision on reorganization (minus the number of shares being the property or being at the disposal of JSC "Kuzbassenergo").

At that the total number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)"subject to floatation may be increased in case the sum of shares of the indicated companies subject to floatation, calculated in accordance with articles 4.3., 4.4. turns out to be larger than the number of shares subject to floatation in accordance with paragraph 1 of the present resolution.

4.6. The amount of the authorized capital stock of each of the newly established companies is determined through multiplication of the total number of shares of the specific company subject for floatation by the nominal value of one share.

4.7. The authorized capital stock of the newly established companies is formed at the expense of the funds of additional capital.

4.8. In accordance with paragraph 3 article 3 clause 19 of Federal Law "On joint stock companies" shares of each of the newly established companies in the number equal to the number of shares of the Company owned are subject to distribution among the shareholders of the company who voted against taking the decision on reorganization of the Company or did not participate in voting on this issue.

4.9. Ordinary shares or the newly established companies will grant their owners the following rights:

1. to participate in the General meeting of shareholders of the company personally or through representation with the right to vote on all the issues under the competence;
2. to put forward suggestions into the agenda of the general meeting of shareholders in the procedure prescribed by the legislation of the Russian Federation and the Statutes of the company;
3. to obtain information on activities carried out by the company and to review the documentation of the Company in accordance with article 91 of the Federal Law "On joint stock companies", as well as other standard acts and the Statute of the company;

4. to collect dividends announced by the company;
5. of preferred purchase of excess shares floated through open subscription and emissive securities convertible into shares, in the number proportional to the number of shares of this category (type) owned by them;
6. in case of liquidation of the company to receive part of its property;
7. to realize other rights prescribed by the legislation of the Russian Federation and the Statute of the company.

4.10. The shares of the Company, property right for which has passed on to new owners after taking the decision on reorganization of the Company and before the moment of state registration of the newly established companies, give their owners the same scope of rights as of the shareholders who voted for taking the decision on reorganization of the Company.

4.11. The shares of the companies that were not distributed among the shareholders of the Company are declared as being purchased by JSC "Kuzbassenergo".

4.12. The shares of the newly established companies at the moment of state registration of the companies established as the result of reorganization on the basis or the data contained in the register of shareholders of JSC "Kuzbassenergo" at the corresponding date are considered floated (distributed among the shareholders of JSC "Kuzbassenergo", purchased by JSC "Kuzbassenergo").

To approve the dividing balance.

Draft resolution B (as of the issue of the agenda of the General meeting of shareholders "On reorganization of JSC "Kuzbassenergo" in the form of segregation, on procedure and terms of segregation, on establishment of new companies (without the establishment of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on stock floatation of the created companies and on the procedure of floatation, on approval of the divided balance"):

1. **To reorganize JSC "Kuzbassenergo" by means of segregation:**
- JSC "Kuzbass regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo".

2. **To establish the following procedure and terms of segregation:**

2.1. Stock floatation of the created companies is carried out in the procedure and on terms established in article 4 of the given resolution.

2.2. Part of property, rights and obligations of the Company is transferred to the segregated companies in accordance with the divided balance.

2.3. The procedure of preparation for and holding general meetings of shareholders of the companies created as well as the voting procedure on issues of the agenda of specified meetings of shareholders is determined by the given resolution (article 3) and the Statute of JSC "Kuzbassenergo".

2.4. Within 3 days after the decision on reorganization of the Company by means of segregation is taken by the General meeting of shareholders, the General director of the Company notifies the taxation authority about the decision taken

2.5. Not later than 30 days of the date of the decision-making on the issue of reorganization in the form of segregation the general director notifies the creditors of the Company on making the decision through sending in the announcement via registered letter and publishes the announcement on reorganization of the Company in print assigned for publishing information on state registration of legal entities.

2.6. Within 30 days of the date of publishing of the announcement on the decision made or within 30 days of the date the announcement was send to them creditors of the Company have a right to demand termination or advance execution of the corresponding liabilities of

the Company and repayment of damages. Based on the demands received from the creditors the Company draws up the register of demands both satisfied and being subject to satisfaction.

2.7. General Director notifies employees of JSC "Kuzbassenergo" of taking the decision on reorganization of JSC "Kuzbassenergo" and carries out a complex of activities connected with formalizing labor relations in accordance with the Labor code of the Russian Federation.

2.8. In accordance with article 1 of clause 75 of Federal Law "On joint stock companies" shareholders of the Company who voted against the decision to reorganize the Company or who did not participate in voting on the given issue have a right to demand full or partial redemption of shares held by them from the Company in the procedure prescribed by Board of Directors of the Company in accordance with the requirements of the legislation of the Russian Federation in the announcement on holding an extraordinary general meeting of shareholders of the Company.

Redemption of shares is carried out in accordance with the price prescribed by the Board of Directors of the Company in accordance with article 3 of clause 75 of Federal Law "On joint stock companies".

Bought out shares are paid off at the moment of redemption and the shares of the created Companies are not subject to allocation among them.

2.9. The report on overall results of redemption of shares of the Company is approved by the Board of Directors of the Company within 5 days of the date of paying off the bought out shares.

As a result of paying off bought off shares the authorized capital stock of JSC "Kuzbassenergo" is diminished to the amount of nominal value of the shares paid off.

3. To establish the following legal entities:

- JSC "Kuzbass regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo".

3.1. To determine that the quantitative composition of the board of directors of each of the created companies equals 11 persons.

To determine that the quantitative composition of the revision committee of each of the created companies equals 5 persons.

3.2. To determine that shareholders (share holder) of JSC "Kuzbassenergo" being in the aggregate holders of 2 or more per cent of ordinary shares of JSC "Kuzbassenergo" have a right to forward to the address of the Company suggestions on nomination of candidatures for election of members of the board of directors of each of the created companies (up to 11 candidatures for each of the created companies) and members of the revision committee of each of the created companies (up to 5 candidatures for each of the created companies), as well as candidatures for the positions of general directors of each of the created companies (not more than 1 candidature for each of the created companies). Such suggestions must be received by the company not later than March 15, 2006.

Only candidatures who were nominated in accordance with the prescribed requirements and suggestions on whom were received within the deadline prescribed by the present resolution, by the shareholders (shareholder) being in the aggregate holders of 2 or more per cent of ordinary shares of JSC "Kuzbassenergo"at the moment of nomination are subject to inscription in voting papers for the general meetings of shareholders.

The mentioned nominations are to be inscribed in written form with indication of the name (title) of the nominating shareholders (shareholder) and the number of ordinary shares of JSC "Kuzbassenergo" owned by them (him/her).

In case the indicated suggestions on nomination are signed by a representative of the

shareholder they should be accompanied by power of attorney (copy of power of attorney attested in prescribed order), arranged in accordance with the requirements for drawing up of a power of attorney for voting of the Federal Law "On joint stock companies".

In case the indicated suggestions on nomination are signed by a shareholder (shareholders) whose share rights are taken account of in accordance with the deposit account in depositary, such suggestion should be accompanied by the abstract of deposit record of the shareholder in depositary carrying out the registration of rights of the mentioned shares.

The suggestion on nomination of the indicated candidates must contain:

- name of the created company, in the bodies of which the candidates are nominated;
- last name, first name, patronymic and the principal place of business of each of the nominated candidates;
- name of the body for which the candidate is nominated.

The Board of Directors of the company must review the suggestions received and take the decision on inclusion or on the refusal to include the nominated candidatures in the list of candidates for the election in the bodies of the created company by March 20, 2006.

The nominated candidates are subject to inclusion in voting papers for the election in the corresponding body of the created companies with the exception of the following cases:

- when the nomination does not correspond to the requirements prescribed by the present article;
- when the nomination of shareholders (shareholder) is received by the Company later than March 15, 2006;
- when the shareholders (shareholder) do not in the aggregate own the necessary amount of shares of JSC "Kuzbassenergo".

Reasoned decision of the Board of Directors of the Company on refusal to include the nominated candidates in the list of candidatures for voting in the elections for the specific body of the created companies is forwarded not later then March 23, 2006 to shareholders (shareholder) who nominated the candidate.

3.3. At general meetings of shareholders of the created companies the functions of the counting commission are executed by the registrar of the Company – Joint Stock Company "Central Moscow Depositary".

3.4. It must be determined that at voting during general meetings of shareholders of the created companies on issues of approval of the Statute of the created company, of election of members of the revision commission or of election of general director, each ordinary share of the created company subject for floatation gives the shareholder of the created company being the holder of ordinary shares one vote.

The decision on issues of approval of the Statute of the created company, on election of the general director and members of the revision commission is taken by the general meeting of shareholders with the majority of votes of shareholders of the created company – holders of ordinary shares participating in the general meeting of shareholders of the created company.

3.5. It must be determined that elections of members of the board of directors of the created companies is carried out by cumulative voting. At cumulative voting the number of votes of every shareholder of the created company – holder of ordinary shares is multiplied by the number of persons to be elected in the board of directors of the company in accordance with article 3.1. of the present resolution and the shareholder of the created company owning ordinary shares has a right to give all of his/her votes for one candidate or to distribute them among two or more candidates.

The 11 candidates collecting the largest number of votes are considered elected for the board of directors of the created company.

3.6. General meetings of shareholders of the created companies are authorized (muster a quorum) on condition that shareholders of the created companies possessing in the

aggregate more than half of votes subject to floatation of ordinary shares of the corresponding created company, participated in the elections.

Shareholders of created companies registered for participation in the general meeting and shareholders whose voting papers were received by the Company not later than two days before the date of the general meeting of shareholders of the created company are considered to have taken part in the general meeting of shareholders.

3.7. At taking the decisions on issues connected with holding general meetings of shareholders of the created companies that are not regulated by the present resolution standard acts of the Russian Federation regulating similar relations (by analogy) are used.

4. To establish the following procedure of distribution of shares of the newly established companies:

4.1. Shares of the newly established companies are distributed among the shareholders of JSC "Kuzbassenergo" including the shareholders who voted against or not having participated in voting on the issue of reorganization of the Company, proportionally to the number of shares of the Company owned by them.

4.2. To establish the following coefficients of distribution of ordinary shares of each of the newly established companies and their nominal value:

counting on every ordinary share of JSC "Kuzbassenergo" the following are simultaneously subject to distribution:

1 (one) ordinary share of JSC "Kuzbass regional electricity supplying company", with nominal value of 2, 9 RUR,

1 (one) ordinary share of JSC "Kuzbass energy distributing company" with nominal value of 0,05 RUR,

1 (one) ordinary share of JSC "Main power lines of Kuzbassenergo" with nominal value of 1 RUR,

4.3. The total number of share of each of the newly established companies of the corresponding category (type) subject for floatation equals the number of shares of JSC "Kuzbassenergo" of the corresponding category (type) at the moment of taking the decision on reorganization (minus the shares being the property of or being at the disposal of JSC "Kuzbassenergo").

4.4. The number of share of each of the newly created companies of specific category (type) to be obtained by each shareholder of JSC "Kuzbassenergo" equals the number of shares of JSC "Kuzbassenergo" of specific category (type) owned by him/her.

4.5. The amont of authorized capital stock of each of the newly established companies is determined through multiplication of the total number of shares of the specific company subject for floatation by the nominal value of one share.

4.6. Authorized capital stocks of the newly established companies are formed at the expense of the funds of additional capital.

4.7. In accordance with paragraph 3 article 3 clause 19 of Federal Law "On joint stock companies" shares of the newly established companies of corresponding category (type) are subject to distribution among the shareholders of the company who voted against taking the decision on reorganization of the Company or did not participate in voting on this issue, in the number equal to the number of owned shares of the corresponding category (type) of the Company.

4.8. Ordinary shares or the newly established companies will grant their owners the following rights:

1. to participate in the General meeting of shareholders of the company personally or through representation with the right to vote on all the issues under the competence;
2. to put forward suggestions into the agenda of the general meeting of shareholders in the procedure prescribed by the legislation of the Russian Federation and the Statutes

of the company;

3. to obtain information on activities carried out by the company and to review the documentation of the Company in accordance with article 91 of the Federal Law "On joint stock companies", as well as other standard acts and the Statute of the company;
4. to collect dividends announced by the company;
5. of preferred purchase of excess shares floated through open subscription and emissive securities convertible into shares, in the number proportional to the number of shares of this category (type) owned by them;
6. in case of liquidation of the company to receive part of its property;
7. to realize other rights prescribed by the legislation of the Russian Federation and the Statute of the company.

4.9.The shares of the Company, property right for which has passed on to new owners after taking the decision on reorganization of the Company and before the moment of state registration of the newly established companies, give their owners the same scope of rights as of the shareholders who voted for taking the decision on reorganization of the Company.

4.10. The shares of the companies that were not distributed among the shareholders of the Company are declared as being purchased by JSC "Kuzbassenergo".

4.11. The shares of the newly established companies at the moment of state registration of the companies established as the result of reorganization on the basis or the data contained in the register of shareholders of JSC "Kuzbassenergo" at the corresponding date are considered floated (distributed among the shareholders of JSC "Kuzbassenergo", purchased by JSC "Kuzbassenergo").

5. To approve the divided balance (Appendix 3 to the Minutes).

2. Over the question: "On determination of price for buying out shares of the Company from the shareholders who voted against taking the decision on reorganization of the Company or did not participate in voting on this question".

Decided:

To determine (with consideration of the opinion of an independent appraiser) the following price for buying out shares from the shareholders of JSC "Kuzbassenergo" who voted against taking the decision on reorganization or did not participate in voting on this question:

- one ordinary share – 17, 57 (Seventeen point fifty seven) Russian roubles

3. Over the question: "On making alterations and addenda to the resolution of the Board of Directors of the Company of 14.11.2005 on the issue "On convocation of the extraordinary general meeting of shareholders of the Company"

Decided:

To set the resolution of the Board of Directors of the Company of November 14, 2005 (minutes of the meeting of the Board of Directors of JSC "Kuzbassenergo" № 7/11 of 14.11.2005) on the issue № 3 "On convocation of the extraordinary meeting of shareholders of JSC "Kuzbassenergo" in the following redaction:

"1. To convoke the extraordinary meeting of shareholders of JSC "Kuzbassenergo" in form of the absentee voting.

To set the deadline of December 30, 2005 for receiving filled in voting papers.

To determine postal address to which the filled in voting papers must be forwarded: 105082, Russia, Moscow, Bolshaya Pochtovaya, 34, building 8, JSC "Central Moscow Depositary".

1. To approve the agenda of the extraordinary general meeting of shareholders:

– On reorganization of JSC "Kuzbassenergo" in form of segregation, on procedure and terms of segregation, on establishment of new companies (including JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on stock floatation of the established companies and on the procedure of floatation, on approval of divided balance";

- On reorganization of JSC "Kuzbassenergo" in form of segregation, on procedure and terms of segregation, on establishment of new companies (including JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on distribution of shares of the established companies and on the procedure of distribution, on approval of divided balance";

- On payment (announcement) of dividends for the shares of the Company at the outcome of 9 months of 2005.

3. To determine the date of drawing up the list of persons being entitled to participate at the extraordinary general meeting of shareholders of JSC "Kuzbassenergo" – November 14, 2005.

4. To determine the following as information (supplementary material) distributed among the shareholders during preparation for holding the extraordinary general meeting of shareholders:

- draft resolution of General meeting of shareholders on issues of the agenda;
- draft dividing balance of the Company (for the project of reorganization of the Company anticipating the segregation of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- draft dividing balance of the Company (for the project of reorganization of the Company not anticipating the segregation of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- extract from the minutes of the meeting of the Board of Directors of JSC "Kuzbassenergo" during which the decision on recommendation on the amount of dividends for shares and the procedure of paying off dividends by the end of 9 months of 2005 fiscal year was taken.
- report of an independent estimator on commercial value of shares of JSC "Kuzbassenergo", the demand of redemption of which may be made to JSC "Kuzbassenergo";
- estimation of costs of net wealth of JSC "Kuzbassenergo" based on the information of accounting reports for the past accomplished reported period;
- minutes of the meeting of the Board of Directors of JSC "Kuzbassenergo" during which the decision on determination of the price for redemption of shares of JSC "Kuzbassenergo" with indication of the price for redemption of shares;
- substantiation of terms and procedure of reorganization of JSC "Kuzbassenergo" contained in resolution on segregation approved by the Board of Directors of JSC "Kuzbassenergo";
- annual reports and annual accounting reports of JSC "Kuzbassenergo" for 2002, 2003, 2004 fiscal years;
- quarterly accounting reports of all the companies participating in reorganization for the past accomplished quarter preceding the date of the general meeting.

5. To determine that shareholders may acquire the indicated information (supplementary material) during workdays from 9 a.m. sharp till 6 p.m. sharp from November, 2005 to December 30, 2005 the following addresses:

- Kemerovo, prospect Kuznetsky, 30, office 306 (the location of the executive body of JSC "Kuzbassenergo"),
- Moscow, Bolshaya Pochtovaya, 34, stroieniye 8 (the location of JSC "Central Moscow Depositary").

6. To approve the text of the announcement on convocation of the extraordinary General meeting of shareholders .

7. To approve the text of substantiation of terms and procedure of reorganization of the Company.

8. To approve the form and the text ballots for voting at the extraordinary meeting of shareholders of the Company.

9. To determine that the ballots for voting are forwarded to every person included in the list of the persons entitled to participate in the General meeting of shareholders via registered letter not later than December 9, 2005.

10. To publish the announcement on convocation of the extraordinary meeting of General meeting of shareholders of the Company in newspaper "Rossyiskaya gazeta" not later than November 29, 2005.

11. To elect secretary of the board of Directors of JSC "Kuzbassenergo" Dmitry Yakovlevitch Golofast as a secretary of the extraordinary General meeting of shareholders of JSC "Kuzbassenergo".

4 *.Over the question: " On recommendations as of the amount of dividends for the shares of the Company by the outcome of 9 months of 2005 and the procedure of payment."*

Decided:

To pay off dividends on ordinary shares of JSC "Kuzbassenergo" by the outcome of its activities for 9 months of 2005 in the amount of 0,670461 RUR for one ordinary share of JSC "Kuzbassenergo" in monetary within 60 days from the date of taking the decision on its payment.

3. Signature		
3.1. General Director	____________________ (подпись)	Sergey Mikhailov
3.2. Date «29» of November 2005	Place of the seal	

Annex C

2.7

Extract from the minutes # 8/11
of the meeting of the Board of Directors
of Kuzbass joint stock company for energy and electrification
(JSC "Kuzbassenergo")
by means of questioning

Kemerovo November 28, 2005

The questionnaire was distributed among the members of the Board of Directors of the Company.
8 out of 11 members of the Board participated in the questioning:

Bolshakov A.N., Vagner A.A., Grekhov A.N., Eliseeva I.E., Kozhura R.V., Mazikin V.P., Shumilov A.A., Shulin M.I.

Quorum for decision-making is secured.

Third issue:

On approval of suggestions of the Board of Directors on reorganization of the Company.
Two draft resolutions of the Board of Directors of JSC "Kuzbassenergo" were put to the vote (draft resolution #1 and draft resolution #2).

Draft resolution #1 suggested by deputy Chairman of the Board of Directors Shumilov A.A. (representative of JSC "SUEK"):

Recommend the general meeting of shareholders to take on the two decisions as follows:

Draft resolution A (as of the issue of the agenda of the General meeting of shareholders *"On reorganization of JSC "Kuzbassenergo" in the form of segregation, on procedure and terms of segregation, on establishment of new companies (including JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on stock floatation of the created companies and on the procedure of floatation, on approval of divided balance"*):

1. **To reorganize JSC "Kuzbassenergo" by means of segregation:**
- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";
- JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".
2. **To establish the following procedure and terms of segregation:**

2.1. Stock floatation of the created companies is carried out in the procedure and on terms prescribed by article 4 of the present resolution.

2.2. Part of property, rights and obligations of the Company are transferred to the segregated companies in accordance with the divided balance.

2.3. The procedure of preparation for and holding general meetings of shareholders of the companies created as well as the voting procedure on issues of the agenda of specified meetings of shareholders is stipulated by the given resolution (article 3) and the Statute of JSC "Kuzbassenergo".

2.4. Within 3 days after the decision on reorganization of the Company by means of segregation is taken by the General meeting of shareholders, the General director of the Company notifies the taxation authority about the decision taken.

2.5. Not later than 30 days of the date of the decision-making on the issue of reorganization in the form of segregation the general director notifies the creditors of the Company on making the decision through sending in the announcement via registered letter and publishes the announcement on reorganization of the Company in print assigned for publishing information on state registration of legal entities.

2.6. Within 30 days of the date of publishing of the announcement on the decision made or within 30 days of the date the announcement was send to them creditors of the Company have a right to demand termination or advance execution of the corresponding liabilities of the Company and repayment of damages. Based on the demands received from the creditors the Company draws up the register of demands both satisfied and being subject to satisfaction.

2.7. General director notifies employees of JSC "Kuzbassenergo" of taking the decision on reorganization of JSC "Kuzbassenergo" and carries out a complex of activities connected with formalizing labor relations in accordance with the Labor Code of the Russian Federation.

2.8. In accordance with article 1 of clause 75 of Federal Law "On joint stock companies" shareholders of the Company who voted against the decision to reorganize the Company or who did not participate in voting on the given issue have a right to demand full or partial redemption of shares held by them from the Company in the procedure prescribed by Board of Directors of the Company in accordance with the requirements of the legislation of the Russian Federation in the announcement on holding an extraordinary general meeting of shareholders of the Company.

Redemption of shares is carried out in accordance with the price stipulated by the Board of Directors of the Company in accordance with article 3 of clause 75 of Federal Law "On joint stock companies".

Bought out shares are paid off at the moment of redemption and the shares of the created companies are not subject to allocation among them.

2.9. The report on overall results of redemption of shares of the Company is approved by the Board of Directors of the Company within 5 days of the date of paying off the bought out shares.

As a result of paying off bought off shares the authorized capital stock of JSC "Kuzbassenergo" is diminished to the amount of nominal value of the shares paid off.

3. **To establish the following legal entities:**

- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";
- JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

3.1. To determine that the quantitative composition of the board of directors of each of the created companies equals 11 persons.

To determine that the quantitative composition of the revision committee of each of the created companies equals 5 persons.

3.2. To determine that shareholders (shareholder) of JSC "Kuzbassenergo" being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo" have a right to forward to the address of the Company suggestions on nomination of candidatures for election of members of the board of directors of each of the created companies (up to 11 candidatures for each of the created companies) and members of the revision committee of each of the created companies (up to 5 candidatures for each of the created companies), as well as candidatures for the positions of general directors of each of the created companies (not more than 1 candidature for each of the created

companies). Such suggestions must be received by the company not later than March 15, 2006.

Only candidatures who were nominated in accordance with the prescribed requirements and suggestions on whom were received within the deadline prescribed by the present resolution, by the shareholders (shareholder) being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo"at the moment of nomination are subject to inscription in voting papers for the general meetings of shareholders.

The mentioned nominations are to be inscribed in written form with indication of the name (title) of the nominating shareholders (shareholder) and the number of common shares of JSC "Kuzbassenergo" owned by them (him/her).

In case the indicated suggestions on nomination are signed by a representative of the shareholder they should be accompanied by power of attorney (copy of power of attorney attested in prescribed order), arranged in accordance with the requirements for drawing up of a power of attorney for voting of the Federal Law "On joint stock companies".

In case the indicated suggestions on nomination are signed by a shareholder (shareholders) whose share rights are taken account of in accordance with the deposit account in depositary, such suggestion should be accompanied by the extract of deposit record of the shareholder in depositary carrying out the registration of rights of the mentioned shares.

The suggestion on nomination of the indicated candidates must contain:

- name of the created company, in the bodies of which the candidates are nominated;
- last name, first name, patronymic and the principal place of business of each of the nominated candidates;
- name of the body for which the candidate is nominated.

The Board of Directors of the company must review the suggestions received and take the decision on inclusion or on the refusal to include the nominated candidatures in the list of candidates for the election in the bodies of the created company by March 20, 2006.

The nominated candidates are subject to inclusion in voting papers for the election in the corresponding body of the created companies with the exception of the following cases:

- when the nomination does not correspond to the requirements prescribed by the present article;
- when the nomination of shareholders (shareholder) is received by the Company later than March 15, 2006;
- when the shareholders (shareholder) do not in the aggregate own the necessary amount of shares of JSC "Kuzbassenergo".

Reasoned decision of the Board of Directors of the Company on refusal to include the nominated candidates in the list of candidatures for voting in the elections for the specific body of the created companies is forwarded not later then March 23, 2006 to shareholders (shareholder) who nominated the candidate.

3.3. At general meetings of shareholders of the created companies the functions of the counting commission are executed by the registrar of the Company – Joint Stock Company "Central Moscow Depositary".

3.4. It must be determined that at voting during general meetings of shareholders of the created companies on issues of approval of the Statute of the created company, of election of members of the revision commission or of election of general director, each common share of the created company subject for floatation gives the shareholder of the created company being the holder of common shares one vote.

The decision on issues of approval of the Statute of the created company, on election of the general director and members of the revision commission is taken by the general meeting of shareholders with the majority of votes of shareholders of the created company – holders of common shares participating in the general meeting of shareholders of the created company.

3.5. It must be determined that elections of members of the board of directors of the created companies is carried out by cumulative voting. At cumulative voting the number of votes of every shareholder of the created company – holder of common shares is multiplied by the number of persons to be elected in the board of directors of the company in accordance with article 3.1. of the present resolution and the shareholder of the created company owning common shares has a right to give all of his/her votes for one candidate or to distribute them among two or morre candidates.
The 11 candidates colelcting the largest number of votes are considered elected for the board of directors of the created company.

3.6. General meetings of shareholders of the created companies are authorized (muster a quorum) on condition that shareholders of the created companies possessing in the aggregate more than half of votes subject to floatation of common shares of the corresponding created company, participated in the elections.
Shareholders of created companies registered for participation in the general meeting and shareholders whose voting papers were received by the Company not later than two days before the date of the general meeting of shareholders of the created company are considered to have taken part in the general meeting of shareholders.

3.7. At decision-making on issues connected with holding general meetings of shareholders of the created companies which are not stipulated by the present resolution, standard acts of the Russian Federation regulating similar relations (by analogy) are to be used.

4. To establish the following procedure of floatation of shares of the created companies:

4.1. Shares of the newly established JSC "Kuzbassenergo - regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" are distributed among the shareholders of JSC "Kuzbassenergo" including the shareholders who voted against or not having participated in voting on the issue of reorganization of the Company, proportionally to the number of shares of the Company owned by them.
To establish the following coefficients of distribution of common shares of JSC "Kuzbassenergo – regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", and their nominal value:
counting for every common share of JSC "Kuzbassenergo" the following are simultaneously subject to distribution:
1 (one) common share of JSC "Kuzbassenergo – regional electricity supplying company", with nominal value of 2, 9 RUR,
1 (one) common share of JSC "Kuzbass energy distributing company" with nominal value of 0,05 RUR,
1 (one) common share of JSC "Main power lines of Kuzbassenergo" with nominal value of 1 RUR,

4.2. The number of shares of JSC "Kuzbassenergo – regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo" of the soecific category (type) which every shareholder of JSC "Kuzbassenergo" is to receive is equal to the number of shares of "Kuzbassenergo" of the corresponding category (type) owned by him/her.

4.3. Shares of the newly established JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" are floated in the following way:

- JSC "Kuzbassenergo" purchases 303 081 901 common shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", 303 081 091 common shares of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and also purchases the shares of the newly estavlished companies in accordane with the procedure prescribed by article 4.11 of the present resolution;
- other common shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" subject to floatation are distributed among the shareholders of JSC "Kuzbassenergo" in accordance with articles 4.4., 4.5., 4.8. of the present resolution.

Nominal value of 1 (one) common share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" – 1, 5 RUR.

Nominal value of 1 (one) common share of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)"- 0, 9 RUR.

4.4. Every shareholder who participated in voting on the issue of reorganization of JSC "Kuzbassenergo" and didn't vote against taking the decision on reorganization is to receive shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" in the number calculated in the following way:

$$X = \frac{A}{B-C} \times D$$

Where :

X – the number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" to be received by the shareholder who participated in voting on the issue of reorganization of JSC "Kuzbassenergo" and didn't vote against taking the decision on reorganization;

A – the number of shares of JSC "Kuzbassenergo" owned by the shareholder at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" accordingly;

B – total amount of shares of JSC "Kuzbassenergo" at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" (with the deduction of the shares being the property of or being at the disposal of JSC "Kuzbassenergo");

C – total number of shares of JSC "Kuzbassenergo" owned by the shareholders who voted against taking the decision on reorganization or did not participate in voting on this issue, at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" accordingly;

D – total amount of shares of the newly established company (JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"or JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" subject to distribution among the shareholders of JSC "Kuzbassenergo" (resulted at calculation in accordance with the regulations of paragraph 1 of article 4.5. of the present resolution, minus total number of shares or the corresponding newly established company subject to purchase by JSC "Kuzbassenergo" and distribution among the shareholders of the Company who voted against taking the decision on reorganization or didn't take part in voting on this issue).

In case at calculating the number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South

Kuzbass hydroelectric power station)" that is to be received by the shareholders of JSC "Kuzbassenergo" at the result of distribution, the number of shares of any shareholder turns out to be fractional the fraction is not taken into consideration.

In case in the result of rounding-up a shareholder does not obtain any share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" or JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)", such shareholder receives one share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and one share of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

4.5. The total number of shares of each of the newly established companies subject to floatation equals the number of shares of JSC "Kuzbassenergo" at the moment of taking the decision on reorganization (minus the number of shares beign the property or being at the disposal of JSC "Kuzbassenergo").

At that the total number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)"subject to floatation may be increased in case the sum of shares of the indicated companies subject to floatation, calculated in accordance with articles 4.3., 4.4. turns out to be larger than the number of shares subject to floatation in acordance with paragraph 1 of the present resolution.

4.6. The amont of the authorized capital stock of each of the newly established companies is determined through multiplication of the total number of shares of the specific company subject for floatation by the nominal value of one share.

4.7. The authorized capital stock of the newly established companies are formed at the expense of the funds of additional capital.

4.8. In accordance with paragraph 3 article 3 clause 19 of Federal Law "On joint stock companies" shares of each of the newly established companies in the number equal to the number of shares of the Company owned are subject to distribution among the shareholders of the company who voted against taking the decision on reorganization of the Company or did not participate in voting on this issue.

4.9. Common shares or the newly established companies will grant their owners the following rights:

1. to participate in the General meeting of shareholders of the company personally or through representation with the right to vote on all the issues under the competence;
2. to put forward suggestions into the agenda of the general meeting of shareholders in the procedure prescribed by the legislation of the Russian Federation and the Statutes of the company;
3. to obtain information on activities carried out by the company and to review the documentation of the Company in accordance with article 91 of the Federal Law "On joint stock companies", as well as other standard acts and the Statute of the company;
4. to collect dividends announced by the company;
5. of preferred purchase of excess shares floated through open subscription and emissive securities convertible into shares, in the number proportional to the number of shares of this category (type) owned by them;
6. in case of liquidation of the company to receive part of its property;
7. to realize other rights prescribed by the legislation of the Russian Federation and the Statute of the company.

4.10. The shares of the Company, property right for which has passed on to new owners after taking the decision on reorganization of the Company and before the moment of state registration of the newly established companies, give their owners the same scope of rights as of the shareholders who voted for taking the decision on reorganization of the Company.

4.11. The shares of the companies that were not distributed among the shareholders of the Company are declared as being purchased by JSC "Kuzbassenergo".

4.12. The shares of the newly established companies at the moment of state registration of the companies established as the result of reorganization on the basis or the data contained in the register of shareholders of JSC "Kuzbassenergo" at the corresponding date are considered floated (distributed among the shareholders of JSC "Kuzbassenergo", purchased by JSC "Kuzbassenergo").

5. To approve the deviding balance (Appendix 2 to the Minutes).

<u>Draft resolution B</u> (as of the issue of the agenda of the General meeting of shareholders *"On reorganization of JSC "Kuzbassenergo" in the form of segregation, on procedure and terms of segregation, on establishment of new companies (without the establishment of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on stock floatation of the created companies and on the procedure of floatation, on approval of the divided balance"***):**

1. To reorganize JSC "Kuzbassenergo" by means of segregation:

- JSC "Kuzbass regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo".

2. To establish the following procedure and terms of segregation:

2.1. Stock floatation of the created companies is carried out in the procedure and on terms established in article 4 of the given resolution.

2.2. Part of property, rights and obligations of the Company is transferred to the segregated companies in accordance with the divided balance.

2.3.The procedure of preparation for and holding general meetings of shareholders of the companies created as well as the voting procedure on issues of the agenda of specified meetings of shareholders is determined by the given resolution (article 3) and the Statute of JSC "Kuzbassenergo".

2.4.Within 3 days after the decision on reorganization of the Company by means of segregation is taken by the General meeting of shareholders, the General director of the Company notifies the taxation authority about the decision taken

2.5.Not later than 30 days of the date of the decision-making on the issue of reorganization in the form of segregation the general director notifies the creditors of the Company on making the decision through sending in the announcement via registered letter and publishes the announcement on reorganization of the Company in print assigned for publishing information on state registration of legal entities.

2.6. Within 30 days of the date of publishing of the announcement on the decision made or within 30 days of the date the announcement was send to them creditors of the Company have a right to demand termination or advance execution of the corresponding liabilities of the Company and repayment of damages. Based on the demands received from the creditors the Company draws up the register of demands both satisfied and being subject to satisfaction.

2.7. General director notifies employees of JSC "Kuzbassenergo" of taking the decision on reorganization of JSC "Kuzbassenergo" and carries out a complex of activities connected with formalizing labor relations in accordance with the Labor code of the Russian Federation.

2.8. In accordance with article 1 of clause 75 of Federal Law "On joint stock companies" shareholders of the Company who voted against the decision to reorganize the Company or who did not participate in voting on the given issue have a right to demand full or partial redemption of shares held by them from the Company in the procedure prescribed by Board of Directors of the Company in accordance with the requirements of the

legislation of the Russian Federation in the announcement on holding an extraordinary general meeting of shareholders of the Company.

Redemption of shares is carried out in accordance with the price prescribed by the Board of Directors of the Company in accordance with article 3 of clause 75 of Federal Law "On joint stock companies".

Bought out shares are paid off at the moment of redemption and the shares of the created companies are not subject to allocation among them.

2.9. The report on overall results of redemption of shares of the Company is approved by the Board of Directors of the Company within 5 days of the date of paying off the bought out shares.

As a result of paying off bought off shares the authorized capital stock of JSC "Kuzbassenergo" is diminished to the amount of nominal value of the shares paid off.

3. **To establish the following legal entities:**

- JSC "Kuzbass regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo".

3.1. To determine that the quantitative composition of the board of directors of each of the created companies equals 11 persons.

To determine that the quantitative composition of the revision committee of each of the created companies equals 5 persons.

3.2. To determine that shareholders (share holder) of JSC "Kuzbassenergo" being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo" have a right to forward to the address of the Company suggestions on nomination of candidatures for election of members of the board of directors of each of the created companies (up to 11 candidatures for each of the created companies) and members of the revision committee of each of the created companies (up to 5 candidatures for each of the created companies), as well as candidatures for the positions of general directors of each of the created companies (not more than 1 candidature for each of the created companies). Such suggestions must be received by the company not later than March 15, 2006.

Only candidatures who were nominated in accordance with the prescribed requirements and suggestions on whom were received within the deadline prescribed by the present resolution, by the shareholders (shareholder) being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo"at the moment of nomination are subject to inscription in voting papers for the general meetings of shareholders.

The mentioned nominations are to be inscribed in written form with indication of the name (title) of the nominating shareholders (shareholder) and the number of common shares of JSC "Kuzbassenergo" owned by them (him/her).

In case the indicated suggestions on nomination are signed by a representative of the shareholder they should be accompanied by power of attorney (copy of power of attorney attested in prescribed order), arranged in accordance with the requirements for drawing up of a power of attorney for voting of the Federal Law "On joint stock companies".

In case the indicated suggestions on nomination are signed by a shareholder (shareholders) whose share rights are taken account of in accordance with the deposit account in depositary, such suggestion should be accompanied by the abstract of deposit record of the shareholder in depositary carrying out the registration of rights of the mentioned shares.

The suggestion on nomination of the indicated candidates must contain:

- name of the created company, in the bodies of which the candidates are nominated;
- last name, first name, patronymic and the principal place of business of each of the nominated candidates;

- name of the body for which the candidate is nominated.

The Board of Directors of the company must review the suggestions received and take the decision on inclusion or on the refusal to include the nominated candidatures in the list of candidates for the election in the bodies of the created company by March 20, 2006.

The nominated candidates are subject to inclusion in voting papers for the election in the corresponding body of the created companies with the exception of the following cases:

- when the nomination does not correspond to the requirements prescribed by the present article;
- when the nomination of shareholders (shareholder) is received by the Company later than March 15, 2006;
- when the shareholders (shareholder) do not in the aggregate own the necessary amount of shares of JSC "Kuzbassenergo".

Reasoned decision of the Board of Directors of the Company on refusal to include the nominated candidates in the list of candidatures for voting in the elections for the specific body of the created companies is forwarded not later then March 23, 2006 to shareholders (shareholder) who nominated the candidate.

3.3. At general meetings of shareholders of the created companies the functions of the counting commission are executed by the registrar of the Company – Joint Stock Company "Central Moscow Depositary".

3.4. It must be determined that at voting during general meetings of shareholders of the created companies on issues of approval of the Statute of the created company, of election of members of the revision commission or of election of general director, each common share of the created company subject for floatation gives the shareholder of the created company being the holder of common shares one vote.

The decision on issues of approval of the Statute of the created company, on election of the general director and members of the revision commission is taken by the general meeting of shareholders with the majority of votes of shareholders of the created company – holders of common shares participating in the general meeting of shareholders of the created company.

3.5. It must be determined that elections of members of the board of directors of the created companies is carried out by cumulative voting. At cumulative voting the number of votes of every shareholder of the created company – holder of common shares is multiplied by the number of persons to be elected in the board of directors of the company in accordance with article 3.1. of the present resolution and the shareholder of the created company owning common shares has a right to give all of his/her votes for one candidate or to distribute them among two or morre candidates.

The 11 candidates colelcting the largest number of votes are considered elected for the board of directors of the created company.

3.6. General meetings of shareholders of the created companies are authorized (muster a quorum) on condition that shareholders of the created companies possessing in the aggregate more than half of votes subject to floatation of common shares of the corresponding created company, participated in the elections.

Shareholders of created companies registered for participation in the general meeting and shareholders whose voting papers were received by the Company not later than two days before the date of the general meeting of shareholders of the created company are considered to have taken part in the general meeting of shareholders.

3.7. At taking the decisions on issues connected with holding general meetings of shareholders of the created companies that are not regulated by the present resolution standard acts of the Russian Federation regulating similar relations (by analogy) are used.

4. **To establish the following procedure of distribution of shares of the newly established companies:**

4.1. Shares of the newly established companies are distributed among the shareholders of JSC "Kuzbassenergo" including the shareholders who voted against or not having participated in voting on the issue of reorganization of the Company, proportionally to the number of shares of the Company owned by them.

4.2. To establish the following coefficients of distribution of common shares of each of the newly established cmpanies and their nominal value:

counting on every common share of JSC "Kuzbassenergo" the following are simultaneously subject to distribution:

1 (one) common share of JSC "Kuzbass regional electricity supplying company", with nominal value of 2, 9 RUR,

1 (one) common share of JSC "Kuzbass energy distributing company" with nominal value of 0,05 RUR,

1 (one) common share of JSC "Main power lines of Kuzbassenergo" with nominal value of 1 RUR,

4.3. The total number of share of each of the newly established companies of the corresponding category (type) subject for floatation equals the number of shares of JSC "Kuzbassenegro" of the corresponding category (type) at the moment of taking the decision on reorganization (minus the shares being the property of or being at the disposal of JSC "Kuzbassenergo").

4.4. The number of share of each of the newly created companies of specific category (type) to be obtained by each shareholder of JSC "Kuzbassenergo" equals the number of shares of JSC "Kuzbassenergo" of specific category (type) owned by him/her.

4.5. The amont of authorized capital stock of each of the newly established companies is determined through multiplication of the total number of shares of the specific company subject for floatation by the nominal value of one share.

4.6. Authorized capital stocks of the newly established companies are formed at the expense of the funds of additional capital.

4.7. In accordance with paragraph 3 article 3 clause 19 of Federal Law "On joint stock companies" shares of the newly established companies of corresponding category (type) are subject to distribution among the shareholders of the company who voted against taking the decision on reorganization of the Company or did not participate in voting on this issue, in the number equal to the number of owned shares of the corresponding category (type) of the Company.

4.8. Common shares or the newly established companies will grant their owners the following rights:

1. to participate in the General meeting of shareholders of the company personally or through representation with the right to vote on all the issues under the competence;
2. to put forward suggestions into the agenda of the general meeting of shareholders in the procedure prescribed by the legislation of the Russian Federation and the Statutes of the company;
3. to obtain information on activities carried out by the company and to review the documentation of the Company in accordance with article 91 of the Federal Law "On joint stock companies", as well as other standard acts and the Statute of the company;
4. to collect dividends announced by the company;
5. of preferred purchase of excess shares floated through open subscription and emissive securities convertible into shares, in the number proportional to the number of shares of this category (type) owned by them;
6. in case of liquidation of the company to receive part of its property;

7. to realize other rights prescribed by the legislation of the Russian Federation and the Statute of the company.

4.9. The shares of the Company, property right for which has passed on to new owners after taking the decision on reorganization of the Company and before the moment of state registration of the newly established companies, give their owners the same scope of rights as of the shareholders who voted for taking the decision on reorganization of the Company.

4.10. The shares of the companies that were not distributed among the shareholders of the Company are declared as being purchased by JSC "Kuzbassenergo".

4.11. The shares of the newly established companies at the moment of state registration of the companies established as the result of reorganization on the basis or the data contained in the register of shareholders of JSC "Kuzbassenergo" at the corresponding date are considered floated (distributed among the shareholders of JSC "Kuzbassenergo", purchased by JSC "Kuzbassenergo").

5. To approve the devided balance (Appendix 3 to the Minutes).

Voting: "for" – 6 (Bolshakov A.N., Eliseeva I.E., Kuzhura R.V., Mazikin V.P., Shumilov A.A., Shulin M.I.), **"against" – 0, "abstentions" – 2** (Vagner A.A., Grekhov A.N.).

Decision taken.

Draft resolution #2 suggested by Chairman of the Board of Directors Vagner A.A. (representative of JSC RAO "UES of Russia"):

Recommend the general meeting of shareholders to take on the following decision:

1. To reorganize JSC "Kuzbassenergo" by means of segregation of:

- JSC "Kuzbass regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo".

2. To establish the following procedure and terms of segregation:

2.1. Stock floatation of the newly established companies is carried out in the procedure and on terms established in article 4 of the given resolution.

2.2. Part of property, rights and obligations of the Company is transferred to the segregated companies in accordance with the divided balance.

2.3. The procedure of preparation for and holding general meetings of shareholders of the companies created as well as the voting procedure on issues of the agenda of specified meetings of shareholders is determined by the given resolution (article 3) and the Statute of JSC "Kuzbassenergo".

2.4. Within 3 days after the decision on reorganization of the Company by means of segregation is taken by the General meeting of shareholders, the General director of the Company notifies the taxation authority about the decision taken.

2.5. Not later than 30 days of the date of the decision-making on the issue of reorganization in the form of segregation the general director notifies the creditors of the Company on making the decision through sending in the announcement via registered letter and publishes the announcement on reorganization of the Company in print assigned for publishing information on state registration of legal entities.

2.6. Within 30 days of the date of publishing of the announcement on the decision made or within 30 days of the date the announcement was send to them creditors of the Company have a right to demand termination or advance execution of the corresponding liabilities of the Company and repayment of damages. Based on the demands received from the

creditors the Company draws up the register of demands both satisfied and being subject to satisfaction.

2.7. General director notifies employees of JSC "Kuzbassenergo" of taking the decision on reorganization of JSC "Kuzbassenergo" and carries out a complex of activities connected with formalizing labor relations in accordance with the Labor code of the Russian Federation.

2.8. In accordance with article 1 of clause 75 of Federal Law "On joint stock companies" shareholders of the Company who voted against the decision to reorganize the Company or who did not participate in voting on the given issue have a right to demand full or partial redemption of shares held by them from the Company in the procedure prescribed by Board of Directors of the Company in accordance with the requirements of the legislation of the Russian Federation in the announcement on holding an extraordinary general meeting of shareholders of the Company.

Redemption of shares is carried out in accordance with the price prescribed by the Board of Directors of the Company in accordance with article 3 of clause 75 of Federal Law "On joint stock companies".

Bought out shares are paid off at the moment of redemption and the shares of the created companies are not subject to distribution among them.

2.9. The report on overall results of redemption of shares of the Company is approved by the Board of Directors of the Company within 5 days of the date of paying off the bought out shares.

As a result of paying off bought off shares the authorized capital stock of JSC "Kuzbassenergo" is diminished to the amount of nominal value of the shares paid off.

3. **To establish the following legal entities:**

- JSC "Kuzbass regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo".

3.1. To determine that the quantitative composition of the board of directors of each of the created companies equals 11 persons.

To determine that the quantitative composition of the revision committee of each of the created companies equals 5 persons.

3.2. To determine that shareholders (share holder) of JSC "Kuzbassenergo" being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo" have a right to forward to the address of the Company suggestions on nomination of candidatures for election of members of the board of directors of each of the newly established companies (up to 11 candidatures for each of the created companies) and members of the revision committee of each of the created companies (up to 5 candidatures for each of the created companies), as well as candidatures for the positions of general directors of each of the newly established companies (not more than 1 candidature for each of the created companies). Such suggestions must be received by the company not later than March 15, 2006.

Only candidatures who were nominated in accordance with the prescribed requirements and suggestions on whom were received within the deadline prescribed by the present resolution, by the shareholders (shareholder) being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo"at the moment of nomination are subject to inscription in voting papers for the general meetings of shareholders.

The mentioned nominations are to be inscribed in written form with indication of the name (title) of the nominating shareholders (shareholder) and the number of common shares of JSC "Kuzbassenergo" owned by them (him/her).

In case the indicated suggestions on nomination are signed by a representative of the shareholder they should be accompanied by power of attorney (copy of power of attorney

attested in prescribed order), arranged in accordance with the requirements for drawing up of a power of attorney for voting of the Federal Law "On joint stock companies".

In case the indicated suggestions on nomination are signed by a shareholder (his/her representative) whose share rights are taken account of in accordance with the deposit account in depositary, such suggestion should be accompanied by the abstract of deposit record of the shareholder in depositary carrying out the registration of rights of the mentioned shares.

The suggestion on nomination of the indicated candidates must contain:

- name of the established company, in the bodies of which the candidates are nominated;
- last name, first name, patronymic and the principal place of business of each of the nominated candidates;
- name of the body for which the candidate is nominated.

The Board of Directors of the company must review the suggestions received and take the decision on inclusion or on the refusal to include the nominated candidatures in the list of candidates for the election in the bodies of the created company by March 20, 2006.

The nominated candidates are subject to inclusion in voting papers for the election in the corresponding body of the created companies with the exception of the following cases:

- when the nomination does not correspond to the requirements prescribed by the present article;
- when the nomination of shareholders (shareholder) is received by the Company later than March 15, 2006;
- when the shareholders (shareholder) do not in the aggregate own the necessary amount of shares of JSC "Kuzbassenergo".

Reasoned decision of the Board of Directors of the Company on refusal to include the nominated candidates in the list of candidatures for voting in the elections for the specific body of the created companies is forwarded not later then March 23, 2006 to shareholders (shareholder) who nominated the candidate.

3.3. At general meetings of shareholders of the created companies the functions of the counting commission are executed by the registrar of the Company – Joint Stock Company "Central Moscow Depositary".

3.4. It must be determined that at voting during general meetings of shareholders of the created companies on issues of approval of the Statute of the created company, of election of members of the revision commission or of election of general director, each common share of the created company subject for floatation gives the shareholder of the created company being the holder of common shares one vote.

The decision on issues of approval of the Statute of the created company, on election of the general director and members of the revision commission is taken by the general meeting of shareholders with the majority of votes of shareholders of the created company – holders of common shares participating in the general meeting of shareholders of the created company.

3.5. It must be determined that elections of members of the board of directors of the created companies is carried out by cumulative voting. At cumulative voting the number of votes of every shareholder of the created company – holder of common shares is multiplied by the number of persons to be elected in the board of directors of the company in accordance with article 3.1. of the present resolution and the shareholder of the created company owning common shares has a right to give all of his/her votes for one candidate or to distribute them among two or morre candidates.

The 11 candidates colelcting the largest number of votes are considered elected for the board of directors of the created company.

3.6. General meetings of shareholders of the created companies are authorized (muster a quorum) on condition that shareholders of the created companies possessing in the

aggregate more than half of votes subject to floatation of common shares of the corresponding created company, participated in the elections.

Shareholders of created companies registered for participation in the general meeting and shareholders whose voting papers were received by the Company not later than two days before the date of the general meeting of shareholders of the created company are considered to have taken part in the general meeting of shareholders.

3.7. At taking the decisions on issues connected with holding general meetings of shareholders of the created companies that are not regulated by the present resolution standard acts of the Russian Federation regulating similar relations (by analogy) are to be used.

4. To establish the following procedure of distribution of shares of the newly established companies:

4.1. Shares of the newly established companies are distributed among the shareholders of JSC "Kuzbassenergo" including the shareholders, who voted against or not having participated in voting on the issue of reorganization of the Company, proportionally to the number of shares of the Company owned by them.

4.2.To establish the following coefficients of distribution of common shares of each of the newly established cmpanies and their nominal value:

counting on every common share of JSC "Kuzbassenergo" the following are simultaneously subject to distribution:

1 (one) common share of JSC "Kuzbass regional electricity supplying company", with nominal value of 2, 9 RUR,

1 (one) common share of JSC "Kuzbass energy distributing company" with nominal value of 0,05 RUR,

1 (one) common share of JSC "Main power lines of Kuzbassenergo" with nominal value of 1 RUR,

4.3. The total number of share of each of the newly established companies of the corresponding category (type) subject for floatation equals the number of shares of JSC "Kuzbassenegro" of the corresponding category (type) at the moment of taking the decision on reorganization (minus the shares being the property of or being at the disposal of JSC "Kuzbassenergo").

4.4. The number of share of each of the newly created companies of specific category (type) to be obtained by each shareholder of JSC "Kuzbassenergo" equals the number of shares of JSC "Kuzbassenergo" of specific category (type) owned by him/her.

4.3.The amount of authorized capital stock of each of the newly established companies is determined through multiplication of the total number of shares of the specific company subject for floatation by the nominal value of one share.

4.4.Authorized capital stocks of the newly established companies are formed at the expense of the funds of additional capital.

4.5. In accordance with paragraph 3 article 3 clause 19 of Federal Law "On joint stock companies" shares of the newly established companies of corresponding category (type) are subject to distribution among the shareholders of the company who voted against taking the decision on reorganization of the Company or did not participate in voting on this issue, in the number equal to the number of owned shares of the corresponding category (type) of the Company.

4.6.Common shares or the newly established companies will grant their owners the following rights:

8. to participate in the General meeting of shareholders of the company personally or through representation with the right to vote on all the issues under the competence;

9. to put forward suggestions into the agenda of the general meeting of shareholders in the procedure prescribed by the legislation of the Russian Federation and the Statutes of the company;
10. to obtain information on activities carried out by the company and to review the documentation of the Company in accordance with article 91 of the Federal Law "On joint stock companies", as well as other standard acts and the Statute of the company;
11. to collect dividends announced by the company;
12. of preferred purchase of excess shares floated through open subscription and emissive securities convertible into shares, in the number proportional to the number of shares of this category (type) owned by them;
13. in case of liquidation of the company to receive part of its property;
14. to realize other rights prescribed by the legislation of the Russian Federation and the Statute of the company.

4.7. The shares of the Company, property right for which has passed on to new owners after taking the decision on reorganization of the Company and before the moment of state registration of the newly established companies, give their owners the same scope of rights as of the shareholders who voted for taking the decision on reorganization of the Company.

4.8. The shares of the companies that were not distributed among the shareholders of the Company are declared as being purchased by JSC "Kuzbassenergo".

4.9. The shares of the newly established companies at the moment of state registration of the companies established as the result of reorganization on the basis or the data contained in the register of shareholders of JSC "Kuzbassenergo" at the corresponding date are considered floated (distributed among the shareholders of JSC "Kuzbassenergo", purchased by JSC "Kuzbassenergo").

5. To approve the deviding balance (Appendix 3 to the Minutes).

Voting: **"for"** – **2** (Vagner A.A., Grekhov A.N.), **"against"** – **5** (Bolshakov A.N., Eliseeva I.E., Kuzhura R.V., Mazikin V.P., Shumilov A.A.), **"abstentions"** – **1** (Shulin M.I.).

Decision not taken.

Fourth issue:

On determination of price for buying out shares of the Company from the shareholders who voted against taking the decision on reorganization of the Company or did not participate in voting on this issue.

Decision:

1. To determine (with consideration of the opinion of an independent appraiser) the following price for buying out shares from the shareholders of JSC "Kuxbassenergo" who voted against taking the decision on reorganization or did not participate in voting on this issue:

- one common share – 17, 57 (Seventeen point fifty seven) Russian roubles.

Voting: "for" – 8 (Bolshakov A.N., Vagner A.A., Grekhov A.N., Eliseeva I.E., Kuzhura R.V., Mazikin V.P., Shumilov A.A., Shulin M.I.), **"against" – 0, "abstentions" – 0.**

Decision taken.

Fifth issue:

On making alterations and addenda to the resolution of the Board of Directors of the Company of 14.11.2005 on the issue "On convocation of an extraordinary general meeting of shareholders of the Company.

Two draft resolutions of the Board of Directors of JSC "Kuzbassenergo" were suggested at voting (draft resolution #1 and draft resolution #2).

Draft resolution #1 suggested by deputy Chairman of the Board of Directors Shumilov A.A. (representative of JSC "SUEK"):

To set forth the resolution of the Board of Directors of the Company of November 14, 2005 (minutes of the meeting of the Board of Directors of JSC "Kuzbassenergo" #7/11 of 14.11.2005) on the issue #3 "On convocation of an extraordinary meering of shareholders of JSC "Kuzbassenergo" in the following redaction:

"1. To convoke an extraordinary meeting of shareholders of JSC "Kuzbassenergo" in form of absent voting.

To set the deadline of December 30, 2005 for receiving filled in voting papers.

To determine postal address to which the filled in voting papers must be forwarded: 105082, Russia, Moscow, Bolshaya Pochtovaya, 34, building 8, JSC "Central Moscow Depositary".

2. To approve the agenda of an extraordinary general meeting of shareholders:

– On reorganization of JSC "Kuzbassenergo" in form of segregation, on procedure and terms of segregation, on establishment of new companies (including JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on stock floatation of the established companies and on the procedure of floatation, on approval of divided balance";

- On reorganization of JSC "Kuzbassenergo" in form of segregation, on procedure and terms of segregation, on establishment of new companies (including JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), on distribution of shares of the established companies and on the procedure of distribution, on approval of divided balance";

- On payment (announcement) of dividends for the shares of the Company at the ourcome of 9 months of 2005.

3. To determine the date of drawing up the list of persons being entitled to participate in an extraordinary general meeting of shareholders of JSC "Kuzbasenergo" – November 14, 2005.

4. To determine the following as information (supplementary material) distributed among the shareholders during preparation for holding an extraordinary general meeting of shareholders:

- draft resolution of General meeting of shareholders on issues of the agenda;
- draft dividing balance of the Company (for the project of reorganization of the Company anticipating the segregation of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- draft dividing balance of the Company (for the project of reorganization of the Company not anticipating the segregation of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- extract from the minutes of the meeting of the Board of Directors of JSC "Kuzbassenergo" during which the decision on recommendation on the amount of dividends for shares and the procedure of paying off dividends by the end of 9 months of 2005 fiscal year was taken.
- report of an independent estimator on commercial value of shares of JSC "Kuzbassenergo", the demand of redemption of which may be made to JSC "Kuzbassenergo";

- estimation of costs of net wealth of JSC "Kuzbassenergo" based on the information of accounting reports for the past accomplished reported period;

- minutes of the meeting of the Board of Directors of JSC "Kuzbassenergo" during which the decision on determination of the price for redemption of shares of JSC "Kuzbassenergo" with indication of the price for redemption of shares;

- substantiation of terms and procedure of reorganization of JSC "Kuzbassenergo" contained in resolution on segregation approved by the Board of Directors of JSC "Kuzbassenergo";

- annual reports and annual accounting reports of JSC "Kuzbassenergo" for 2002, 2003, 2004 fiscal years;

- quarterly accounting reports of all the companies participating in reorganization for the past accomplished quarter preceding the date of the general meeting.

5. To determine that shareholders may acquire the indicated information (supplementary material) during workdays from 9 a.m. sharp till 6 p.m. sharp from November, 2005 to December 30, 2005 the following addresses:

- Kemerovo, prospect Kuznetsky, 30, office 306 (the location of the executive body of JSC "Kuzbassenergo"),

- Moscow, Bolshaya Pochtovaya, 34, building 8 (the location of JSC "Central Moscow Depositary").

6. To approve the text of the announcement of convocation of an extraordinary General meeting of shareholders (Appendix 4 of the present resolution).

7. To approve the text of substantiation of terms and procedure of reorganization of the Company (Appendix 5 of the present resolution).

8. To approve the form and the text voting papers at an extraordinary meeting of shareholders of the Company in accordance with Appendixes 6, 7, 8 of the present resolution.

9. To determine that voting papers are forwarded to every person included in the list of persons entitled to participate in the General meeting of shareholders via registered letter not later than December 9, 2005.

10. To publish the announcement on convocation of an extraordinary meeting of General meeting of shareholders of the Company in newspaper "Rossyiskaya gazeta" not later than November 29, 2005.

11. To elect secretary of the board of Directors of JSC "Kuzbassenergo" Dmitry Yakovlevitch Golofast as secretary of the extraordinary General meeting of shareholders of JSC "Kuzbassenergo".

Voting: "for" – 6 (Bolshakov A.N., Eliseeva I.E., Kuzhura R.V., Mazikin V.P., Shumilov A.A., Shulin M.I.), **"against" – 0, "abstentions" – 2** (Vagner A.A., Grekhov A.N.).

Decision taken.

Draft resolution #2 suggested by Chairman of the Board of Directors Vagner A.A. (representative of JSC RAO "UES of Russia"):

To set forth the resolution of the Board of Directors of the Company of November 14, 2005 (minutes of the meeting of the Board of Directors of JSC "Kuzbassenergo" #7/11 of 14.11.2005) on the issue #3 "On convocation of an extraordinary meeting of shareholders JSC "Kuzbassenergo" in the following redaction:

"1. To convoke an extraordinary meeting of shareholders of JSC "Kuzbassenergo" in the form of absent voting.

To set the deadline of December 30, 2005 for acceptance of filled in voting papers.

To determine postal address to which filled in voting papers are to de forwarded: 105082, Moscow, Bolshaya Pochtovaya, 34, building 8, JSC "Central Moscow Depositary".

2. To approve the agenda of an extraordinary general meeting of shareholders of the Company:

- On reorganization of JSC "Kuzbassenergo" in form of segregation, on procedure and terms of segregation, on establishment of new companies, on distribution of shares of the newly established companies and on the procedure of distribution, on approval of divided balance";

- On payment (announcement) of dividends for the shares of the Company at the outcome of 9 months of 2005.

3. To determine the date of making up the list of persons entitled to participate in an extraordinary general meeting of shareholders of JSC "Kuzbassenergo" – November 14, 2005.

4. To determine the following as information (supplementary material) distributed among the shareholders during preparation for holding an extraordinary general meeting of shareholders:

- draft resolution of the General meeting of shareholders on issues of the agenda;
- draft divided balance of the Company;
- extract from the minutes of the meeting of the Board of Directors of JSC "Kuzbassenergo" during which the decision on recommendation on the amount of dividends for shares and the procedure of paying off dividends by the end of 9 months of 2005 fiscal year was taken.
- report of an independent estimator on commercial value of shares of JSC "Kuzbassenergo", the demand of redemption of which may be made to JSC "Kuzbassenergo";
- estimation of costs of net wealth of JSC "Kuzbassenergo" based on the information of accounting reports for the past accomplished reported period;
- minutes of the meeting of the Board of Directors of JSC "Kuzbassenergo" during which the decision on determination of the price for redemption of shares of JSC "Kuzbassenergo" with indication of the price for redemption of shares;
- substantiation of terms and procedure of reorganization of JSC "Kuzbassenergo" contained in resolution on segregation approved by the Board of Directors of JSC "Kuzbassenergo";
- annual reports and annual accounting reports of JSC "Kuzbassenergo" for 2002, 2003, 2004 fiscal years;
- quarterly accounting reports of all the companies participating in reorganization for the past accomplished quarter preceding the date of the general meeting.

5. To determine that shareholders may acquire the indicated information (supplementary material) during workdays from 9 a.m. sharp till 6 p.m. sharp from November, 2005 to December 30, 2005 the following addresses:

- Kemerovo, prospect Kuznetsky, 30, office 306 (the location of the executive body of JSC "Kuzbassenergo"),
- Moscow, Bolshaya Pochtovaya, 34, building 8 (the location of JSC "Central Moscow Depositary").

6. To approve the text of the announcement of convocation of an extraordinary General meeting of shareholders (Appendix 9 of the present resolution).

7. To approve the text of substantiation of terms and procedure of reorganization of the Company in accordance with Appendix 10 of the present resolution.

8. To approve the form and the text voting papers at an extraordinary meeting of shareholders of the Company in accordance with Appendixes 11, 12 of the present resolution.

9. To determine that voting papers are forwarded to every person included in the list of persons entitled to participate in the General meeting of shareholders via registered letter not later than December 9, 2005.

10. To publish the announcement on convocation of an extraordinary General meeting of shareholders of the Company in newspaper "Rossyiskaya gazeta" not later than November 29, 2005.

11. To elect secretary of the board of Directors of JSC "Kuzbassenergo" Dmitry Yakovlevitch Golofast as secretary of the extraordinary General meeting of shareholders of JSC "Kuzbassenergo".

Voting: "for" – 2 (Vagner A.A., Grekhov A.N.), **"against" – 5** (Bolshakov A.N., Eliseeva I.E., Kuzhura R.V., Mazikin V.P., Shumilov A.A.), **"abstentions" – 1** (Shulin M.I).

Decision not taken.

Sixth issue:
On recommendations as of the amount of dividends for the shares of the Company by the outcome of 9 months of 2005 and the procedure of payment.

Resolution:

1. To pay off dividends on common shares of JSC "Kuzbassenergo" by the outcome of its activities for 9 months of 2005 in the amount of 0,670461 RUR for one common share of JSC "Kuzbassenergo" in sum of money within 60 days from the date of taking the decision on its payment.

Voting: "for" – (Bolshakov A.N., Vagner A.A., Grekhov A.N., Eliseeva I.E., Kuzhura R.V., Shumilov A.A., Shulin M.I), **"against" – 0, "abstentions" – 1** (Mazikin V.P.).

Decision taken.

Extract from the minutes is accurate.

Secretary of the Board of Directors
JSC "Kuzbassenergo" **D.Ya.Golofast**

Annex C

2.8

ANNOUNCEMENT ABOUT SUBSTANTIAL FACT "INFORMATION ABOUT THE DATE OF ISSUER LIST CLOSING"

1. General information:

1.1. The full firm-name of the issuer (the name for non-commercial institution): **Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of issuer : JSC "Kuzbassenergo".
1.3. The location: № 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer: 1024200678260.
1.5. INN code of a tax-payer: 4200000333.
1.6. Unique code of the issuer assigned by the recording body: 00064-A.
1.7. The Internet address, used by the issuer to publish the information about the substantial facts: http://www.kuzbassenergo.ru/inf/facts
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts: regional mass newspaper "Kuzbass", Appendix to the "Vestnik of FSFR of Russia".
1.9. Code (codes) of substantial fact (facts): 0800064A17112005

2. Contents of the announcement :

2.1. The type, category, series and other ID features of Registered Securities: ordinary registered shares, registered number of issue 1-01-00064-A.
2.2. The purpose of making the list of shareholders of ordinary registered shares: holding the extraordinary general meeting of shareholders of JSC "Kuzbassenergo".
2.3. The date of making the list of shareholders of nominal shares: 14 of November 2005
2.4. The date of making and number of the minutes of the meeting the Board of Directors of the issuer where the decision on making the list of owners of securities of the issuer was made: 17 of November 2005 №7/11

3. Signature:
General Director of JSC "Kuzbassenergo" **Sergey Mikhailov**
Date "17" of November 2005

Annex C

2.9

ANNOUNCEMENT ON FACTS THAT MAY AFFECT THE PRICE OF SECURITIES OF THE COMPANY "INFORMATION ON DECISIONS ACCEPTED BY THE BOARD OF DIRETORS (ABOUT CONVOCATION OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS)"

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. The Internet address, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/inf/facts
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	not published

2. Contents of the Announcement

2.1. Date of the meeting of the Board of Directors where the decision was accepted: 14 of November 2005

2.2. The date of making and number of the minutes of the meeting the Board of Directors where the decision was made: 17 of November 2005б №7/11

2.3. Contents of the decision accepted by the Board of Directors over the question on a convocation of the extraordinary general meeting of shareholders including the general meeting's agenda approval:

Decided:

1. To convoke the extraordinary general meeting of shareholders of the company in the form of absentee voting.

To fix the date of final reception of completed ballots for voting, i.e. 30.12.2005.

To define postal address where the completed ballots must be send: "Central Moscow Depository" №34, stroieniye 8, Bolshaya Pochtovaya str., Moscow,105082, Russia.

2. To approve the agenda of the extraordinary general meeting of shareholders of the company :
   - *On payment (announcement) of dividends for the shares of the Company at the outcome of 9 months of 2005.*

3. Signature		
3.1. General director	____________ (подпись)	Sergey Mikhailov
3.2. Date «17»of November 2005 г.	Place of the seal	

Annex C

2.10

ANNOUNCEMENT ON ESSENTIAL FACT «INFORMATION ON REGISTER CLOSING DATES »

1. General information	
1.1. Full firm-name of the issuer (name for non-commercial institution)	**Kuzbass joint stock company of energy and electrification.**
1.2. Abbreviation firm-name of the issuer	JSC "Kuzbassenergo"
1.3. Location of the issuer	№ 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. OGRN of the issuer	1024200678260
1.5. INN code of the issuer	4200000333
1.6. Unique code of the issuer assigned by the recording body	00064-A
1.7. The Internet address, used by the issuer to publish the information about the substantial facts	http://www.kuzbassenergo.ru/inf/facts
1.8. The name of the printed edition, used by the issuer to publish the information about the substantial facts	regional mass newspaper the "Kuzbass", Appendix to the "Vestnik of FSFR of Russia"

1.9. Essential fact's code (codes)	0800064A17112005

2. Contents of the announcement

2.1. The type, category, series and other ID features of Registered Securities: ordinary registered shares, registered number of issue 1-01-00064-A.

1.1. The purpose of making the list of shareholders of ordinary registered shares: holding the extraordinary general meeting of shareholders of JSC "Kuzbassenergo".

2.3. The date of making the list of shareholders of nominal shares: 14 of November 2005

2.4. The date of making and number of the minutes of the meeting the Board of Directors of the issuer where the decision on making the list of owners of securities of the issuer was made: 17 of November 2005 №7/11

3. Signature

3.1. General director ________________ Sergey Mikhailov

(signature)

3.2. Date «17» November 2005 Place of the seal

Annex C

2.11

APPROVED
The Board of Directors of the Kuzbass
Joint Stock Company of energetics and electrification
Minutes № 6 /11 dd. 08.11.2005.

QUARTERLY REPORT

Kuzbass joint stock company of energetics and electrification

Code of the Issuer: 00064-A

III quarter 2005

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

The information contained in the present quarterly report is subject to disclosure in accordance with the legislation of the Russian Federation on securities

General director ____________________ S.N. Mikhailov
signature

Date "02 ", November, 2005

Chief Accountant ____________________ A.N. Riumova
signature

Date "02 ", November, 2005

Contact person: Leading economist of the Corporate policy department Yakovenko Natalia Alexandrovna
Telephone: (384-2) 29-37-61
Fax: (384-2) 29-37-77, 77-70-51
E-mail: yakovenkona@kuzbe.elektra.ru
Internet website (websites) disclosing the information included in the present quarterly report:
www.kuzbassenergo.ru/inf/otch/index.shtml

CONTENTS

Page

Preface 6

Paragraph I. Brief information about persons involved in the issuer's administration bodies, information about the issuer's bank accounts, auditor, valuator, financial consultant, and other persons subscribed the quarterly report 7

1.1. Persons involved in the issuer's administration bodies 7

1.2. Information about the issuer's bank accounts 8

1.3. Information about the issuer's auditor (auditors) 9

1.4. Information about the issuer's valuator 10

1.5. Information about the issuer's consultants 11

1.6. Information about subscribers of the quarterly report 11

Paragraph II. General information on the financial and economic situation of the issuer 12

2.1. Figures of financial and economic activity of the issuer 12

2.2. Market capitalization of the issuer 12

2.3. The issuer's liabilities 14

2.3.1. Account payable 14

2.3.2. Credit history of the issuer 15

2.3.3. The issuer's liabilities against the third parties security 20

2.3.4. Other liabilities of the issuer 20

2.4. The purpose of the issue and direction of the assets using resulted to distribution of the issuing securities 20

2.5. Risks related with acquisition of the distributing (distributed) issuing securities 20

Paragraph III. Detailed information about the issuer 25

3.1. Information about the issuer's establishment and development 25

3.1.1. Information about the issuer's company name 25

3.1.2. Information about state registration of the issuer 25

3.1.3. Information about the issuer's establishment and development 25

3.1.4. Contact information 27

3.1.5. Taxpayer identification number 27

3.1.6. Affiliated companies and representative offices of the issuer 27

3.2. Principal economic activities of the issuer 28

3.2.1. Industrial affiliation of the issuer 28

3.2.2. Principal economic activities of the issuer 28

3.2.3. Major products (operations, services)....29

3.2.4. Raw materials and suppliers of the Issuer 30

3.2.5. Markets for products (work, services) of the issuer 30

3.2.6. Information about the Issuer's licenses 32

3.2.7. Joint activities of the Issuer 33

3.3. Future plans of the issuer 33

3.4. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations 35

3.5. Subsidiaries and affiliated business divisions of the issuer 35

3.6. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets.... 46

3.6.1. Fixed assets 46

Paragraph . IV. Information about financial and economic activities of the issuer 49

4.1. Results of financial and economic activities of the issuer 49

4.2. Issuer's liquidity, adequacy and structure of the capital and circulating assets 50

4.3. Amount and structure of the issuer's capital and circulating assets 51

4.3.1. Amount and structure of the issuer's capital and circulating assets 51

4.3.2. The Issuer's financial investments 52

4.3.3. The issuer's intangible assets 54

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development 55

4.5. Overview of the new trends in the sector of the issuer's core business 55

Paragraph V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees).... 60

5.1. Information about the structure and competence of the issuer's regulatory bodies 60

5.2. Information about members of the issuer's management bodies 65

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer 76

5.4. Information about the structure and capacity of the units of control over the issuer's financial and economic activities 76

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities 78

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities 81

5.7. Information about the number and summary data on education and composition of the issuer's personnel

(employees) and about the turnover of the issuer's personnel (employees)........81

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)........

Paragraph VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest 82

6.1. Information about the total number of shareholders (participants) of the issuer 83

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its chartered (pooled) capital (unit trust), or at least 5 percent of its ordinary stocks; information about the participants (shareholders) of such entities owning at least 20 percent of their chartered (pooled) capital (unit trust) or at least 20 percent of their ordinary stocks 83

6.3. Information about the share of the government or municipal authority in the issuer's chartered (pooled) capital (unit trust), existence of a special right ("golden share")........84

6.4. Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)........84

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its chartered (pooled) capital (unit trust) or at least 5 percent of its ordinary stocks........84

6.6. Information about the deals made by the issuer, in which it had an interest 86

6.7. Information about the amount of accounts receivable 86

Paragraph VII. The Issuer's accounting reports and other financial information 88

7.1. The issuer's annual accounting reports 88

7.2. The issuer's quarterly accounting reports for the last completed financial quarter 88

7.3. The issuer's consolidated accounting reports for the last completed financial year (consolidated balance sheet)....88

7.4. Information about the issuer's accounting policy 88

7.5. Information of the total amount of export also on the share of export in the total sale's volume 124

7.6. Information of the cost of real estate of the issuer and essential changes in the structure of the issuer's property after the date of termination of the last fiscal year 124

7.7. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity 124

Paragraph VIII. Additional information about the issuer and its placed securities 125

8.1. Additional information about the issuer 125

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust) 125

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital........125

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer 125

8.1.4. Information about the order of convocation and holding a meeting of the issuer's supreme management body........125

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the chartered (pooled) capital (unit trust), or at least 5 percent of ordinary stocks........127

8.1.6. Information about essential transactions carried out by the issuer 129

8.1.7. Information about credit ratings of the issuer 129

8.2. Information about each category (type) of the issuer's shares 129

8.3. . Information about the previous issues of the issuer's securities, except for the issuer's shares 129

8.3.1. Information about the issues with all securities paid off (cancelled) 130

8.3.2. Information about the issues with securities in circulation........ 130

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default) 130

8.4. Information about the entity (entities) which provide security for the bonds of the issue........ 130

8.5. Terms of securing fulfillment of obligations on the bonds of the issue 130

8.6. Information about organizations registering the rights for issued securities of the issuer 130

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents........ 131

8.8. Description of the order of taxation of revenues from the issuer's issued securities placed and in floatation ... 132

8.9. Information about the announced (accrued) and paid dividends on the issuer's shares, and income from the issuer's bonds 134

8.10. Other information 135

APPENDIXES:

Appendix 1. Quarterly accounting report of the Issuer for the last completed reporting quarter. 144

Preface

a) full company name and abbreviation of the issuer:
The Kuzbass Open Joint Stock Company of energetics and electrification, JSC "Kuzbassenergo"

б) Registered office: ***№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia***

c) telephone, e-mail of the issuer: ***(384-2)29-33-59;***
E-mail: ***adm@kuzbe.elektra.ru***;

d) Internet page where the full text of the quarterly report of the issuer is published:
www.kuzbassenergo.ru/inf/otch/index.shtml;

e) general information on the Issuer's securities floatation (on floated securities):

Company floated the ordinary registered stocks with equal nominal value 1 (one) RUR per share in amount of 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred) pieces to the total amount RUR 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred rubles) at the nominal value.

"This present quarterly report contains evaluation and forecast made by the authorized management bodies of the Issuer concerned the future events and /or activities, future trends for development of the economic branch where the issuer realizes its general activities, and results of the issuer 's activities including his plans, possibility of the occurrence of the definite events and of accomplishment of the definite acts. The investors should not rely fully on evaluation and forecasts of the management bodies of the issuer as the actual results of the issuer's activities may differ from the forecasted results in future because of many reasons. Acquisition of the issuer's securities is tied with some risks described in this present quarterly report".

I. Brief information about the persons forming the management body of the Issuer; bank's information; auditor; valuator and financial consultant of the Issuer; other subscribers of this present quarterly report

1.1. Persons forming the management body of the Issuer

The Management Body of the Company is as follows:

- ***General meeting of shareholders of the company which is the supreme management body of the JSC "Kuzbassenergo":***
- ***The Board of Directors;***
- ***Management Board;***
- ***General Director.***

The Board of Directors of the JSC "Kuzbassenergo":

1. Bolshakov Andrey Nickolaevich , date of birth 1955;

2. Bychkov Mikhail Yurievich, date of birth 1978;

3 Vagner Andrey Alexandrovich, date of birth 1957;

4. Grekhov Andrey Nickolaevich, date of birth1969.;

5. Evsenkova Elena Vladimirovna, date of birth 1980;

6. Eliseeva Irina Eduardovna, date of birth 1978;

7.Kozhura Ruslan Viacheslavovich, date of birth 1963;

8. Mazikin Valentin Petrovich, date of birth, 1945;

9.Platonov Vladimir Yurievich 1959 ;

10. Shulin Maxim Igorevich, date of birth 1978;

11. Shumilov Alexander Alexandrovich, date of birth 1967.

Corporate executive body is the Management Board of the JSC "Kuzbassenergo":

1. ***Lavrov Alexander Mikhailovich, date of birth, 1950.***

2. ***Grebennikov Alexey Antonovich, date of birth 1939.***

3. ***Erofeev Alexander Kuprianovich, date of birth 1959..***

4. ***Ivanov Boris Ivanvich , date of birth 1960 .***

5. ***Petrov Leonid Prokhorovich, date of birth 1961 .***

6. ***Mikhailov Sergey Nickolaevich, date of birth 1959.***

7. ***Gretsinguer Yury Alexandrovich, date of birth 1953.***

Sole executive body is the general director of the SJC "Kuzbassenergo":

Mikhailov Sergey Nickolaevich, date of birth *1959*.

1.2. Bank accounts information

Bank: ***Joint Stock Company Joint Stock Commercial "Moscow Municipal Bank – Bank of Moscow".***
Abbreviation: ***JSC JSC"MMB-Bank of Moscow "*** Location: ***№5-g, Nogradskaya str., Kemerovo, 650099***
INN: *7702000406.* Acc.: ***40702810200530000444.***
Acc. type: ***settlement account.*** BIK: ***043207743.***
Corr. acc.:***30101810700000000743.***

Bank: **Joint Stock Company Joint Stock Commercial Bank "Kuzbassugolbank"**

Abbreviation: ***JSC JSCB "Kuzbassugolbank"*** Location: ***2, Oktiabrsky prospect, Kemerovo, 650099***
INN: *4205002253.* Acc.: ***40702810000000000863.***
Acc. type: ***settlement acc.*** BIK: ***043207796.***
Corr. acc.: ***30101810100000000796.***

Bank: ***Commercial Bank on science-technical and social development of JSC "Sibacadembank"***
Abbreviation: FAKB KF JSC "Sibacadembank" Location: **№ 5-B, Nogradskaya str.,** ***650099, Kemerovo.***
INN: *5408117935.* Acc.: ***40702810400120000152.***
Acc. type: ***settlement account.*** BIK: ***043207784.***
Corr. acc.: ***30101810400000000784***

Bank: ***Branch "Kuzbassky" of the Closed joint stock company "commercial bank of business development "Guta-Bank"***

Abbreviation: ***Branch "Kuzbassky" ZAO CB "Guta-Bank"***Location: ***53/2, Oktiabrsky pr., Kemerovo, 650066***

INN: *7710353606.* Account number: ***40702810100070000201.***
Acc. type: ***settlement account.*** BIK: ***043207739.***
Corr. acc.: ***30101810400000000739.***

Bank: ***Branch of the Joint Stock Company Joint Stock Commercial Bank "Moscow Delovoy Mir", Kemerovo.***

Abbreviation: ***Branch JSC "MDM-Bank", Kemerovo*** Location: ***№137/3, Lenina prospect, 650003, Kemerovo***
INN: *7706074960.* Acc.: ***40702810100120000256.***
Acc. type: ***settlement account.*** BIK: ***043207791.***
Corr. acc.: ***30101810600000000791.***

Bank: ***Branch of Joint Stock Commercial Saving Bank of RF, Kemerovo branch № 8615***

Abbreviation: ***Branch of JS SB RF, Kemerovo Branch № 8615***

Location: ***№53, Oktiabrsky pr., 650066, Kemerovo*** INN: *7707083893.*
Acc.: ***40702810826020102640.*** Acc. type: ***settlement account.***
BIK: ***043207612.*** Corr. acc.:***30101810200000000612.***

Bank: **Branch №4 of Joint Stock Company Bank "Zenit"**

Abbreviation: **Branch №4 of JSC Bank "Zenit"** Location: №77/1, ***Sovetsky pr., 650099, Kemerovo***
INN: *7729405872.* Acc.: ***40702810700042000005.***
Acc. type: ***settlement account.*** BIK: ***043207730.***
Corr. acc.: ***30101810700000000730.***

Bank: ***Branch of Joint Stock Company AKB "Moscow Dolovoy Mir"***

Abbreviation: ***Branch of JSC "MDM-Bank"*** Location: **№ 137/3, Lenina pr.,** ***650003,Kemerovo***

INN : *7706074960.*
Acc.: *40702810200120000392.*
Acc. type: ***settlement account.***
BIK: *043207791.*
Corr. acc : ***30101810600000000791.***

Bank: ***Branch of Foreign Trade Bank (Joint Stock Company), Kemerovo.***

Abbreviation: ***Branch of JSC "Vneshtorgbank", Kemerovo.*** Location:***№12, N. Ostrovsky str., 650099,Kemerovo***
INN: *7702070139.*
Acc.: *40702810400430000001.*
Acc. type: ***settlement account.***
BIK: *043207756.*
Corr.acc.: ***30101810700000000756.***

Bank: ***Branch "Kemerovsky" of the Joint Stock Company "Alfa-bank"***
Abbreviation: ***Branch " Kemerovsky " of JSC 'Alfa-Bank".***

Location: ***#12, N.Ostrovsky str., Kemerovo, 650099.***
INN: *7728168971.*
Acc.Nr.: ***40702810500320000138.***
Account type: ***settlement account.***
BIK: ***043207745.***
Corr.acc.: ***30101810300000000745.***

1.3. Auditor of the issuer

ZAO "PricewaterhouseCoopers Audit" was approved as auditor of the company by the unanimous decision of the annual general meeting of shareholders of JSC "Kuzbassenergo" dd. 27th of June 2005. ZAO "PricewaterhouseCoopers Audit" is a Russian representative office of the International institution named PricewaterhouseCoopers which is one of the leaders at the world market of auditing and consulting services. Through the network of the national representative offices the PricewaterhouseCoopers renders professional services all over the world.

Full firm name and abbreviation: ***Closed Joint Stock Company "PricewaterhouseCoopers Audit", ZAO "PwC Audit"***

Registered office*: **№52, stroienie 5 , Kosmodamianskaya nab., 115054, Moscow***

INN: *7705051102*

Tel.*: **(095) 967-60-00***

Fax*: **(095) 967-60-01.***

e-mail: ***hrdgph@pwcglobal.com***

Information on the licence of the auditor:

License No.*: **E 000376 to render audit services***

Date of issue: ***20.05.2002***

Duration: till the ***20th of May, 2007***

Issuing body: ***Ministry of Finance of Russian Federation***

ZAO "PricewaterhouseCoopers Audit" does not spend any works within the limits of special auditors meetings under the agreements with the JSC "Kuzbassenergo" except audit of accounting (financial) reports. There are no any close business or allied relations between the Auditor and the Company.

The Company did not grant any loans to the Auditor. Auditor (authorities of the auditor) has no market share in the authorized capital of the company. The company has no information about authorities of the issuer who are the authorities of the auditor at the same time.

Order of elections of the auditor of the issuer:

Federal Law "On Joint Stock Companies" does not determine terms and order for nomination of a candidate for auditor to inscribe him in the lists for voting over the issue on the Company 's auditor approval, also this law

does not grant to the shareholders the right to nominate of candidate for auditor. Thus the candidate for auditor subject to approval at the annual general meeting of shareholders of the Company is determined by the Board of Directors. The General meeting of shareholders approves auditors of the company every year in accordance with Articles of Association of the Company.

Amount of payment for the auditor services shall to be determined by the Board of Directors of the company.

Auditor of the Company controls financial and economic activity of the Company in accordance with terms of legislation of Russian Federation and in accordance with concluded contract.

During the reporting period ZAO "PricewaterhouseCoopers Audit" does not render any auditing services.

There are no deferred and late payments for rendered auditing services.

1.4. Valuator of the issuer

Full firm name and abbreviation: **Closed Joint Stock Company "ENPI Consult", ZAO "ENPI Consult".**

Location: ***№14, Dukhovsky pereulok, Moscow, 115191.***
Telephone/fax: ***(095) 952-1041/(095) 954-4408.***
E-mail: ***npg@npg.ru***

Information on the licenses of the valuator:
License No.: series ЦЛСС № 000025 Code ОЦ ПР № 038336
Date of issue: ***14.07.1999***
Expire date: ***4th of September, 2003***
Issuing body: ***Moscow License Chamber***

License No. : **series *ЦЛСС № 000025 Code ОЦ ПР № 038875***
Date of issue:***04.09.2000***
Expire date: ***4th of September, 2003***
Issuing body: ***Moscow License Chamber.***

License No: 000031
Date of issue: ***06.08.2001***
Expire date: ***6th of August, 2007***
Issuing body: ***Ministry of Privity of Russian Federation***

Information on evaluation services subject to render (rendered) by the valuator:
Evaluation of the replacement value of a part of the fixed assets by the 01.01. 2000.,
Rendering of consulting services over the questions concerning a revaluation of a part of the capital assets;
Evaluation of the replacement value of a part of fixed assets by the 01.01. 2001.,
Rendering of consulting services over the questions concerning a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of the fixed assets by the 01.01. 2002.,
Rendering of consulting services over the questions concerning a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of the fixed assets by the 01.01. 2003.,
Rendering of consulting services over the questions concerning a revaluation of the fixed assets of the company in accordance with the Regulations on the accounting "Accounting of the fixed assets" PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2004., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "Accounting of the fixed assets" PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2005., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "Accounting of the fixed assets" PBU 6/01.

Full firm name and abbreviation: ***Limited Liability Company "Institute of real estate and financial activity evaluation", Ltd. "Institute of real estate and financial activity evaluation".***

Location: ***№51-a, Kirov prospect, Tomsk, Tomsk region, Russia.***
telephone/fax: ***(382-2)52-11-49/(382-2)52-25-61.***
E-mail: ***instoc@mail.tomsknet.ru***

Information on the licenses of the valuator:
License No.: ***000857***
Date of issue: ***10.09.2001***
Expire date: ***10th of August, 2007***
Issuing body: ***Department on economic and evaluator's activity adjustment of the Ministry on Privity of RF".***

Information on evaluation services subject to render (rendered) by the valuator:
Evaluation of the market value of one ordinary stock belonging to the JSC "Kuzbassenergo" for the purpose of redemption in accordance with Provisions of the art. 75 of Federal Law "On Joint Stock Companies".
Issuer did not involve the valuator in the stock emission (in the year 1995.)

1.5. Information on the issuer's consultants

Financial consultants and other consultants at the securities market were not attracted by the issuer to the sock emission.

1.6. Information on the other subscribers of this present quarterly report

Chief accountant – **Riumova Alevtina Nickolaevna**
Telephone: ***(384-2)29-33-58***
Fax: ***(384-2)29-37-77.***

II. General information on the financial and economic situation of the issuer

2.1. Figures of financial and economic activity of the issuer for the III quarter, 2005.

Figure's name	Calculation procedure	At the beginning of the reporting period	At the end of the reporting period
Value of the net assets of the issuer, RUR	In accordance with the Order of the Ministry of Finances of Russian Federation and of Federal commission on securities market dd. 29.01.2003 №10n, 003-6/pz "On approval of a procedure of the JSC net assets cost valuation".	28 267 627 000	28 067 128 000
Relation of a sum of the debt assets to the capital and fund, %	(F.№1 L.590 + F.№1 L. 690 - F.№1 L. 650 - F.№1 L. 640)/(F.№1 L.490 + F.№1 L.650 + F.№1 L. 640)*100	27,67	24,16
Relation of a sum of the short-term liabilities to the capital and fund, %	(F.№1 L. 690 - F.№1 L. 650 - F.№1 L. 640)/(F.№1 L.490 + F.№1 L.650 + F.№1 L. 640)*100	15,59	16,45
Discharge of payments on debt service, %	(F.№2 L 190 + depreciation - dividends) / (F.№1 L. 620 + F.№1 L. 610 + F. №2. L.070)	0,10	-0,05
Level of past-due debt, %	Past-due account payable / (F.№1 L.590 + F.№1 L. 690 -F.№1 L . 650)*100	0,36	0,18
Accounts receivable turnover, times	F. №2 L. 010 / (F. №1 L. 230 + F. №1 L. 240 - F. №1 L. 244)	1,25	1,44
Dividend's share in profit, %	Dividends on the ordinary stocks at the outcome of the year /(net profit at the outcome of the year - dividends on the privileged stocks)*100	Dividends were not accrued	Dividends were not accrued
labour productivity, RUR/man	№2 L. 010 / average number of personnel	422 774	446 286
Depreciation to the proceeds volume, %	Depreciation reserves /F..№ 2 L. 010 *100	0,00	0,00

Amount of the net assets is the initial figure of a stability of the financial situation of the company.

As a result of the financial and economic activity of the Company in the 3rd quarter of the year 2005 the net assets reduced by RUR 200 499 thousands and amounted RUR 28 067 128 thousands by the 30.09.2005.
Thus, the assets reduced by RUR 8 748 thousands and liabilities excluded from the asset's cost increased by RUR 191 751 thousands during the period under examination.
Amount of the net assets exceeds the chartered capital of the Company in 46,3 times (28 067 128 000: 606 163 800). Substantial excess of the net assets over the chartered capital is a major criterion of the Issuer's financial situation stability.
During the III quarter decrease of a level of the Company's borrowed funds dependence took place that is proved by the dynamics of financial dependence from 27,67% to the level equal 24,16%.
Turnover of the accounts receivable in the III quarter of the year 2005 as compare with the previous period decreased by 0,19 turns.
The past due account payable is at the low level and amounts RUR 13258 thousand,) that proves the Company's possibility to pay off his liabilities except the substantial delay.

2.2. Market capitalization of the Issuer

Trade in ordinary stocks of the Issuer is carried out at the following areas:
Full and abbreviation firm name of the trade organizers: ***Not-profit partnership "Stock Exchange RTS", NP "Stock Exchange RTS"; Closed Joint Stock Company " Moscow Interbank Stock Exchange", ZAO "MMVB".***
Non commercial partnership "Stock Exchange "RTS": ***Ordinary stock of the JSC "Kuzbassenergo" is bargain in the system "Classic market, stocks". Ordinary stocks 23.06.1997 were included in the list of "RTS-2"; and were excluded from the list of "RTS-2" 04.01.2000 and were included in the list "Classic market of stocks".***

Closed Joint Stock Company "Moscow Interbank Stock exchange": ***ordinary stock of the JSC "Kuzbassenergo" was included in the out list securities since 23.07.2003 s. There were not any bargains with the stocks in the years 2003-2004.***
Market capitalization at the outcome of the year 2000 was calculated by 10 the largest bargains made at the RTS in the month December 2000 and was equal to USD 49 438 720.

Information on the market capitalization of the JSC "Kuzbassenergo" for the previous 5 years was introduced in accordance with calculations of the Stock Exchange RTS according to the Order of FSFR of Russia dd. 16.03.2005 №05-5/pz-n.

Common Stocks (KZBE)

Settling month	Cost over 10 the largest bargains	Period of calculation	Bargain's number for the month	Bargain's number for 3 months	Stock's number	Capitalization, USD
December 2000	0,08156	month	>= 10	>= 10	606 163 800	49 438 720
December 2001	0,11954	3 months.	5	>= 10	606 163 800	72 460 821
December 2002	-	-	2	5	606 163 800	-
December 2003	-	-	1	1	606 163 800	-
December 2004	-	-	4	6	606 163 800	-
February 2005	-	-	4	9	606 163 800	-
March 2005	0,69854	3 months.	5	> = 10	606 163 800	423 429 661
May 2005	0,68418	3 months.	0	> = 10	606 163 800	414 725 149
August 2005	0,71673	3 months.	2	> = 10	606 163 800	434 455 780
September 2005	0,73103	3 months.	6	> = 10	606 163 800	443 123 923

Note: Data was calculated on the ground of two-way-business contracted during the trade session. Information on the ground of the addressless business was used to prepare the data for the period since the 01st July 2003 till the 30th June 2004 .

Bargains contracted during the III quarter of the year 2005 subject to the capitalization' calculation

Time	Price, USD	Bargain's volume, pieces.	Bargain's volume, USD
2005-07-01 15:09:00	0,72	20 000	14 400
2005-07-08 14:11:00	0,72	57 800	41 616
2005-07-14 17:51:00	0,72	50 000	36 000
2005-07-15 13:30:00	0,725	34 400	24 940

2005-07-15 14:33:00	0,725	20 000	14 500
2005-08-11 12:03:00	0,73	48 000	35 040
2005-09-09 16:46:00	0,69	35 000	24 150
2005-09-15 12:41:00	0,72	100 000	72 000
2005-09-28 16:02:00	0,79	50 000	39 500
2005-09-28 16:03:00	0,80	20 000	16 000

2.3. Issuer's liabilities.

2.3.1. Account payable

Accounts payable as for a date of 30.09.2005 .

Accounts payable	Date of payment	
	under 1 year	under 1 year
Accounts payable to the suppliers and contractors, RUR	798 203 000	1 511 920 000
including the past-due, RUR	9 513 846	X
Accounts payable to the personnel of the company, RUR	55 932 000	0
including the past-due, RUR	0	X
Accounts payable to the budget and the State Off-budget funds, RUR	520 970 000	47 067 000
including the past-due, RUR	3 232 018	X
Credits, RUR	1 804 312 000	0
including the past-due, RUR	0	X
Loans, total, RUR.	273 004 000	0
including the past-due, RUR.	0	X
including bonded debts, RUR	0	0
including the past-due bonded debts, RUR	0	X
Other accounts payable, RUR	1 165 676 000	0
including the past-due, RUR	511 630	X
Total, RUR	4 618 097 000	1 558 987 000
including the past-due, RUR	13 257 494	X

Creditors whose share amounts no less than 10% of the total sum of accounts payable:

Full firm name of the creditor	Russian joint stock company of energetics and electrification "UES of Russia"
Abbreviation of the creditor	JSC RAO "UES of Russia"
Location:	№101, building 3, Vernadskogo prospect, Moscow, 119526
Sum of accounts payable, RUR	1 290 372 000
Size and conditions of the past-due accounts payable (percent rate, penalty provisions, fines)	0.
Affiliation	Affiliated person
Market share of the Issuer in the chartered capital of the affiliated person	0 %

Share of ordinary stocks of the affiliated person owned by the Issuer	0 %	
Market share of the affiliated person in the chartered capital of the Issuer	49,0 %	
Share of ordinary stocks of the Issuer owned by the affiliated person	49,0 %	

Accounts payable (including credits and loans) of the JSC "Kuzbassenergo' increased by RUR 209 873 thousands during the III quarter of the year 2005 opposite the previous period.
Main reason is an increase by RUR 353 209 thousands of a debt of bills of the JSC "Kuzbassenergo" rendered earlier to the suppliers and contractors on account under the concluded contracts.
Credit debt increased by RUR 205 000 thousands, as loan debt reduced by RUR 340 391 thousands during the reporting period (owing to withdrawal from the pledge of the JSC "Kuzbassenergo" bills transferred against the credit security).
Accounts payable increased in the III quarter of the year 2005 by:

- ***RUR 107 865 thousands to the suppliers and contractors;***
- ***RUR 94 356 thousands to the advances received, also by RUR 107 140 thousands from the power consumers.***

Besides the noted loan debts, accounts payable reduced in the III quarter:

- ***to the budget and off-budget funds – by RUR 99 347 thousands;***
- ***to the VAT on shipped goods – by RUR 74 155 thousands.***

2.3.2. Credit history of the Issuer

For the last five finished fiscal years (2000-2004), also during the 9 months of the year 2005, the Company did not make credit contracts and loan contracts, the sum of the principal debt under which amounts 5 and more percents of the net assets value.
Credit policy of the JSC "Kuzbassenergo" aims at an attraction of credit resources on more gainful terms of crediting, at a reducing of an interest rate for credit resources using. Borrowed current assets are attracted by the Company at the rate lower than the refinancing rate fixed by the Central Bank of RF.
Provisions on the credit policy of the Company were approved by the Board of Directors at the general meeting spent the 28 of December 2004.

These Provisions determine the order of fixation of Limits of a debt position and the Limit on cost parameters of loan, the order of the control over their observance, and also measures on reduction of the Debt position according to the fixed Limits in case of their excess aimed at the financial stability and minimization of a risk of insolvency of the Company guarantying.

Figure	as for a date of 30.06.2005	as for a date of 30.09.2005
Net assets cost by the end of the reporting period, RUR	28 267 627 000	28 067 128 000
Share of the borrowed funds, RUR	2 213 270 000	2 077 316 000
Share of the borrowed funds in the net assets value, %	7,80	7,40

By the 30.09.2005, share of the borrowed funds in the net assets value reduced from 7,8 to 7,4 percent point as compare with 30.06.2005.
The Board of directors approved their decision on attraction of the borrowed funds at the rate not exceed the rate of refinancing fixed by the central bank of the Russian federation more than in 1,1, time against the security provided by the credit policy of the Company subject to observance of the maximum size of a one-time loan debt over the attracted credits by the company by the 01.07.2006 in a volume no more than RUR

1 600 000 000 (One milliard and six hundred million for the IV quarter of the year 2005.

There was not the bound's issue during the reporting quarter.

2.3.3. The issuer's liabilities against the third parties guarantee

In accordance with the reference on the values availability accounted on the off-balance accounts (lines 950-960), included in the Company's accounting report, the total sum of liabilities of the JSC "Kuzbassenergo" by the 30.09.2005 amounted accordingly:

- ***guarantee of liabilities and payments received (line 950) RUR 88 337 thousands.***
- ***Guarantee of liabilities and payments issued (line 960) RUR 740 754 thousands.***

There were not any liabilities of the issuer against the security given to the third parties, including a pledge or a guarantee amounted not less then 5 per cent of the issuer's assets balance price during the reporting period.

2.3.4. Other liabilities of the Issuer

There are no any agreements including the bargains on term not reflected in the accounting balance and may affect essentially the Issuer's financial situation, also his liquidity, source of finance and their using conditions, activity results and expenses.

2.4. The purpose of the issue and direction of the assets using resulted to distribution of the issuing securities

Issuer did not spent the issue aimed to the assets attraction by the way of the distribution of securities during the reporting period.

2.5. Risks related with acquisition of the distributing (distributed) issuing securities

2.5.1. Branch risks

JSC "Kuzbassenergo" spend its activity only at the internal Russian market in accordance with area character therefore there are no risks related with possible change of a price for the issuer's production at the foreign markets.

The risk of nonfulfilment by the issuer of his liabilities before the owners of the issuing securities as a result of the branch conjuncture change is not subject of this present report because of absence of any liabilities on the dividend payment by the issuer before the owners of the preference stocks and the percents payment off and retirement of bonds.

The Company has no any risks related to the possible change of a cost of raw material, goods subject to using in production and that may affect negatively its activity.

The following factors may be related to the other branch risks:

- Change of structure of energy consumption at the groups of consumers from the planned at the expense of production volume reduction of a range of industrial enterprises, may lead to reduction of energy output volume in money terms.

- Bankruptcy of enterprises may lead to the impossibility to recover a debt for consummated energy.

- Decreasing of living standard of some groups of population of Kemerovo region will led inevitably to reduction of payment's level of this type of population.

Expectations of the Stock market's participants concerned to the reforming course of energy market.

2.5.2. Country and regional risks

JSC "Kuzbassenergo" is a registered in Russian Federation company carrying out its activity in Kemerovo region, thus some common changes in the State and other regional developments affect on its activity importantly.

As a whole an economic and political situation in the country and in the region is stable, and any possibility of

military conflicts, extraordinary situation, walkouts, change of the State and regional leaders is improbable. In case of change in political policy "freeze" of the problem on the branch restructuring is possible in the country, that has no substantial effect to the issuer's activity, also "freeze", or directive reducing of rates are possible that may affect negatively the Issuer's activity. Walkouts are prohibited by legislation in the company (according to the LC of RF), but low income growth of the Company's personnel as compare with the other branches may lead to some social tension.

Overwhelming majority of economic factors are out of control of the Issuer.
It's impossible to guarantee that some recent tendencies of Russian economic including increasing of Gross National Product, relative stability of RUR and decreasing of the inflation rates will be kept in future. Besides global fluctuations of oil and gas prices, RUR fortification in the real term concerning USD Dollar, also some consequences of liberalization of a monetary and credit policy and other factors may affect negatively Russian economics and business of the issuer.

Russian economics is not protected against market recessions and delay in economic development in different countries of the world. As it was in the past, financial problems or sensitive perception of the risks related to the investments in the countries with developing economy may reduce a volume of foreign investments to Russia and affect negatively Russian economics.

Ecological factors inseparably linked with general activity of the issuer as a production process, transfer and distribution of heat and electric power demands large quantity of natural sources that call environmental pollution. As significant capital investments are necessary to purchase nature-conservative equipment to remove ecological factors of risk, and payments for natural sources consumption.
There are regional risks related with reforming of JSC "Kuzbassenergo". The management of JSC "Kuzbassenergo" spend active consultations with the government of regional and city Administration over the questions of the Company's reforming to reduce such risks.
Such need is caused by the Provisions of Kemerovo regional Administration №54 dd. 26.04.2002 "On reforming of JSC "Kuzbassenergo" and №49 dd. 28.03.2003 "On the project of reforming of JSC "Kuzbassenergo" and social protection of employees of energy system in Kemerovo region" where regional authorities raised the range of demands to the management of the Company under the project coordination. The 20th of September 2004 a trilateral agreement was completed between JSC RAO "UES of Russia", JSC "Kuzbassenergo" and Kemerovo regional Administration which regulates particularly the questions on the future implementation of the program on the JSC "Kuzbassenergo" reforming.

Over the terms of the Agreement the regional Administration will be assist in the reforming process of the energy company, especially under its segregation from the structure of supplying, managing, power and heat networking companies.
Risks depending on the regional geographical peculiarity, i.e.:

- *Damnification risks because of emergency situations of natural factors: periodical floods, earthquake on the territory of Kemerovo region.*

According to the long-term forecast made by the Ministry on Emergency Situations of Russia for the period 2005, there will be most possible such man-caused emergency situations of federal and regional level on the territory of Kemerovo region as.

In the structure of man-caused emergency situation of territorial and superior levels the accidents at the power systems of life support will be prevail (50-525 % of the total number of ES and accidents at the not power systems (15-17%).
Besides, Kemerovo region is characterized by the menace of buildings and constructions failure.
According to the short-term forecasts of emergency situations in the Kemerovo region, the most probable emergency situations of complex of dangerous meteorological phenomena (mudflow, landslide, stone falls), also caused by built-up area underflooding, flooodwatert erosion of roads, bridges and dams caused by ring flood.

Besides, it is forecasted emergency situations of man-caused nature resulting from the complex of dangerous

meteorological phenomena (heavy atmospheric precipitation, force wing, sleet adhering) forecasted in Kemerovo region.
The prediction of the risk of open military conflict also the risk of national emergency are minimal possible on a national level as ethnic and social tension in the region does not bear critical nature. However there is a risk of terrorist acts to fight with the security measures at the strategic objects of JSC "Kuzbassenergo" were considerably toughened.

Under the special control were took electric plants, large electric substations, pump houses, combustive-lubricating production's storages and other category objects.

Admission regime for motor transport and employees was toughened including using of manual and fixed metal detectors at the enterprises.

Artificial barriers were mounted that stop unofficial passage of motor transport on the territory of enterprises.

Car parks were transferred at the safe distance from energy object guards, also active interaction between security of JSC 'Kuzbassenergo" and Motor licensing and inspection department, duty departments of MIA and MES was organized.

Around-the-clock work for vide control and patrol were organized at the most important and the distant objects of energy system.

Also a schedule of actions aimed to reinforce technical protection of power objects for the year 2005 was elaborated. Also the sources and volumes of financing equal almost RUR 40 millions were defined.

2.5.3. Financial risks

Variation of percent rates may affect financial and economic activity of the issuer as the enterprise uses borrowed funds in its activity but it will not have significant effect on the financial showings of the company.

Credit policy of the Issuer aimed to attract credit resources at the more favorable crediting conditions. The borrowed funds were attracted by the Company at the rate lower the rate of refinancing fixed by the Central bank of RF (i.e.13%). Weighted average interest rate for the using of credit resources by the company was 10,18% by the 30.09.2005, i.e. by 1.24 per cent points lower then by the 30.06.2005.

Share of credits without loan guarantee was equal to 56,7% of the total amount of loan debt under the short-term credits by the 30.09.2005.

Inflation effect: According to the forecast of the International Currency Reserves the inflation in Russia will be equal to 11-11,5% at the outcome of the year 2005. Particularly the salary depends on the general standard of price in Russia.

The salary is indexed by the issuer. As a whole the effect of inflation factors on the financial stability of the issuer does not seem significant in future and is subject to predict in business-planning of the company.

In the tariff forming there is a risk that the Kemerovo Regional Energy Committee will fix the tariff rate not covering industrial costs and drop-out income because of reducing of profit volume.

So, the Regional Energy Committee fixed an average electric power rate at the level amounted 65,8 copecks, as heat power rate amounted 310 roubles /Gcal fro the year 2005.

It corresponds to the upper limit level of growth determined by the Federal rate service (FRS), i.e. electric power – 12,2%, and heat power – 10,8% accordingly.

Moreover, fuel purchase expenditures amounted RUR 300-400 millions were not included in the rate base. REC did not accounted repair expense amounted approximately RUR 300 millions in the year 2005.

Also the company's insurance expensed were not taken into account fully , thus the production assets may be insured less than for a half year , the rest calendar time such a type of financial defense of property against the unexpected developments will not be valid.

The issuer does not bear any exchange rate risks as he is carrying out his activity only at the internal market.

There are the financial risks of the issuer concerned the future reforming of the issuer (reorganization by the way of segregation):

- risk that the creditors of JSC "Kuzbassenergo" having received the notification on adopted decision on reorganization , will demand the advanced repayment of account payable, execution of corresponding liabilities and payment of damages sustained under the Company's reorganization in form of segregation (par. 6 of art. 15 of FL "On Joint Stock Companies"). Creditors having restructured debts for long-time period may act as initiators: JSC RAO " UES of Russia", Tax Ministry, Out budget Funds. Approximate amount of commercial restructured debts subject to demand amounts RUR 3014,4 millions;

- risk that the shareholders having voted against the reorganization or not took participation in the voting will demand the redemption of all or part of the stocks of JSC "Kuzbassenergo" belonging to them and possibility of loss to 10 % of a price of net assets because of satisfaction off the shareholder's demands of the stocks redemption under the reorganization of the companies in form of segregation (art. 75, 76 of FL "On Joint Stock Companies"). Approximate volume of assets subject to redemption of stocks amounts RUR 587,979 million.

2.5.4. Legal risks

There are some legal risks concerned the change of exchange regulation, modification of tax legislation, change of regulations of the customs supervision and fees, modification of requirements on licensing, court practice that may affect negatively on the activity's results of the issuer also results of the current legal trials subject of participation of the issuer.
- Modification of tax legislation in part of increasing of tax rates or change in the order and terms of tax calculation and payment may led to decreasing of net income of the issuer that may led to reducing of amount of the dividends subject to payment.
- Change in requirements on licensing of main activity of the issuer may led to increasing of a period for document preparation obligatory to extend a term of duration of the license, also necessity of accordance of the issuer with the produced requirements. However as a whole this risk should be deemed as insufficient except the cases when to extend the duration of the license or to exercise an activity subject to licensing some requirements will be provided that the issuer will not may correspond with or when the corresponding with these requirements will be caused with excess costs that may led to the issuer's activity termination.
- There were not any modification of the court practice related with the issuer's activity that might affect negatively on the results of his activity during the reporting period.

2.5.5. Risks related with the issuer's activity.

Risks related with the issuer's activity, i.e. the current legal trial subject to participation of the issuer (actions of the company liquidation, alienation of the company's assets, contestation of rights arisen from the licenses or patents etc.), possible liability of the issuer against the third person's debts are absent.
Other essential risks proper to the issuer are absent.

III. Detailed information on the Issuer

3.1. Information about the issuer's establishment and development

3.1.1. Information about the issuer's company name

full company name and abbreviation:

Kuzbass Joint stock Company of energetics and electrification

(JSC «Kuzbassenergo»).

Before the privatization – Kuzbass industrial institution of energetics and electrification ("IIEE "Kuzbassenergo")

Kuzbass Open Joint Stock Company of energetics and electrification (OJSC "Kuzbassenergo")

Introduced: *30.12.1993*

Kuzbass open joint stock company of energetics and electrification (JSC "Kuzbassenergo")

Introduced: *15.05.1996*

3.1.2. Information about state registration of the issuer

Date of state registration of the issuer: *30.12.1993*

Number of state registration's certificate (other document ratified the state registration of the issuer): *1901*

Name of registration authority: *Kemerovo Administration*

In accordance with Federal Law "On State registration of legal entities" the corresponding record under the state registration number 1024200678260 was made in the Uniform State Register of Legal Entities the 23rd of July 2002 (certificate: series 42 №001926135 issued by Administration of the Russian Ministry of Taxation in Kemerovo, Kemerovo region).

3.1.3. Information about the issuer's establishment and development.

The issuer was established in accordance with a privatization schedule of the Kuzbass industrial institution of energetics and electrification (IIEE "Kuzbassenergo").

In pursuance of the Decrees issued by the President of the Russian Federation, i.e. № 923 dd. August, 15, 1992 « About the organization of management system of the electric-power complex of the Russian Federation during privatization », № 1334 dd. November, 3, 1992 « About realization in the electric- power industry of the Decree issued by the President of the Russian Federation dd. August, 14, 1992,

№ 922 « About features of transfer of the state enterprises, institutions, organizations of fuel and energy complex into the joint-stock companies », № 721 dd. July, 1, 1992 « About organizational measures in the transfer of the state enterprises, voluntary associations of the state enterprises into the joint-stock companies », the Committee on administration of the state property of Kemerovo region has made the Decision № 330 « On privatization and transfer of IIEE "Kuzbassenergo" into the Kuzbass open joint-stock company of energy and electrification » dd. 21.09.1993.

The Order № 345 « About registration of open joint-stock company "Kuzbassenergo" was approved by Kemerovo Administration the 30th. 12.1993.

The common purpose of the privatized companies was increasing of the efficiency of power system of the country and transfer from the planned economic to the market relations.

JSC "Kuzbassenergo" was established for and indefinite period of time.

The main purpose of the JSC "Kuzbassenergo" activity is the profit earning.

Activities of the JSC "Kuzbassenergo" are as follows:

- ***electricity and heat energy production;***
- ***electricity and heat energy transfer;***
- ***electricity and heat energy supply (trade) according to the fixed tariffs in accordance with the dispatcher's schedules of electric and heat demands;***

renders the following services:

- *energy supply to energy saving enterprises;*
- *communication facilities, including telecommunications;*

carries out:

- *capital repairs*
- *technical reequipment;*
- *reconstruction and development of regional energy system;*
- *mounting, arrangement and repair of energy objects; electric and heat energy equipment;*
- *operability assurance of electric and heat energy networks;*
- *maintenance, mounting, repairing of boilers and buckets under pressure, steam and hot water pipelines;*
- *providing for maintenance of energy equipment in accordance with the standard requirements in force;*
- *timely and qualitative repairing of energy equipment;*
- *technical reequipment and reconstruction of energy objects;*
- *operability assurance of electric and heat energy networks;*
- *activities on maintenance of electric an heat energy networks.*

JSC "Kuzbassenergo" is one of the largest energy systems in the body of the Holding company JSC RAO "UES of Russia". Energy complex of the company is the sixth in the installed capacity and the fifth in the volume of energy output to the consumers. Quantity of power output by electric plants of JSC "Kuzbassenergo" exceeded 30% in the balance of UES of Siberia.

Mission of the company is the regular and reliable supply our consumers with heat and electric power providing production efficiency and investment appeal of the company.

3.1.4. Contact information:

Registered office of the Issuer: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**

Telephone: *(384-2)29-33-59* Fax: *(384-2)29-37-77*

e-mail:adm@kuzbe.elektra.ru

Web-site :*www.kuzbassenergo.ru* contains information on the Issuer, and his issued securities.

Organizational structure of the executive body of JSC "Kuzbassenergo" was approved by the Order of JSC "Kuzbassenergo" №709 dd. 31.12.2003. Department on corporate management including department on corporate policy which duties include work with shareholders and investors was established due to this Order. Chief of the Department is Ms. Burdina Elena Yakovlevna, date of birth 1964., education – higher.

Location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**

Telephone: *(384-2) 77-70-51* Fax: *(384-2)77-70-51*
e-mail: *beya @kuzbe.elektra.ru*

Internet webpage: ***no***

3.1.5. Taxpayer identification number

INN: *420000033*

3.1.6. Branches and representative offices of the issuer

There were not the changes in the structure of the affiliated companies as the Issuer's representative office

during the III quarter of the year 2005 , except the fact of appointment of a new director in the affiliated company named "Eastern electric power lines".

Company firm name: ***"Eastern electric power lines"***
Registered office: ***№11-a, Saryghin str., Kemerovo, 650025***
Manager: ***Tiumentsev Evgeny Mikhailovich***
Date of creation: ***30.12.1993***
Power of attorney is valid up to: ***31.12.2005***
The list of affiliated companies is in the Appendix to the Charter of the JSC 'Kuzbassenergo" and available on the Web. page: http://www.kuzbassenergo.ru/inf/ustav/index.shtml

3.2. Principal economic activities of the issuer
3.2.1. Industrial affiliation of the issuer

OKVED (All-Russia classifier of types of economic activity) codes :
40.10.11 –Production of electric power by heat plants
40.10.2 – Energy transmission
40.30.2 – Steam and hot water transmission (heat energy)
51.56.4 – Wholesales of electric and heat power (without its transmission and distribution)
74.60 –Investigations and protection
74.14 – Consulting over the questions on commerce and management.

3.2.2. Principal economic activities of the issuer

Production, transfer and distribution of electric and heat energy are the major activities of the JSC "Kuzbassenergo".
JSC "Kuzbassenergo" is an object of natural monopoly working in the sphere of servicing on transmission of electric and heat energy on the territory of Kemerovo region.

Share of profit of the main activity in the total volume of profit of the JSC "Kuzbassenergo"

Period	2 quarter, 2005	3 quarter, 2005	As reference: 3 quarter, 2004
Aggregate profit, RUR thousands	4 825 352	4 372 947	3 724 979
Profit of the main activity, RUR thousands	4 141 062	3 843 772	3 258 743
Share of profit of the main activity in the aggregate profit %	85,82	87,90	87,48

As the aggregate profit of the Issuer it means the sum of sales proceeds, operational and extraordinary profits – according to the data of the form № 2 "Profit and losses report" (line 010 + line 060 + line 080 + line090 + line 120).

Share of profit of the main activity in the total volume of profit increased by 0,42% during the reporting period and as compare with the previous II quarter of the year 2005 by 2,08%.

Share of profit of the JSC "Kuzbassenergo" of the main activity :

Production	Share of profit, %		
	2 quarter, 2005	3 quarter, 2005	As reference: 3 quarter, 2004

Electric power	73,24	80,35	78,70
Heat power	12,58	7,55	8,78
Total:	85,82	87,90	87,48

In the reporting period as compare with the same period of the previous year the share of profit of the electric power output increased by 1,65 %, and as compare with the previous quarter it increased by 7.11%

Share of heat power output reduced by 1.23% as compare with the same period of the previous year, and by 5.03% - as compare with the previous quarter

Electric and heat power production are not referred to the season activity. But decrease of electric and heat power load take place in the summer months. Maximum consumption of electric and heat power is falls at the autumn and winter months.

3.2.3. Principal types of products (operations, services)

Principal types of products of the JSC "Kuzbassenergo» " are of electric and heat energy.

Figure's name	2 quarter 2005	3 quarter 2005
Proceeds from the production sale, RUR		
- electric power	3 534 293 000	3 513 506 000
- heat power	606 769 000	330 266 000
Share of the aggregate proceeds volume, %		
- electric power	81,2	85,52
- heat power	13,9	8,04

Share of the aggregate proceeds volume, % was calculated by formula: (part of the line 010 №2 falling at the principal activity type) / line 010 of the form №2.

Total structure of the net cost of the Issuer :

Outlays items	by 30.09.2005
Raw materials and soft goods, %	3,6
Purchased components , prepared raw materials, %	-
Work and services of industrial nature fulfilled by the third-party firms, %	1,4
Fuel, %	39,2
Electric power, %	5,9
Remuneration of labour , %	7,3
Credit interests , %	-
Rent, %	0,1
Assignments to the social needs, %	1,8
The fixed assets depreciation, %	11,7
Taxation included in the production net cost, , %	3,8

Other outlay (explain), %	25,2
- abonent payment for the RAO UES of Russia networks exploitation, %	-
- intangible assets depreciation, %	-
- remuneration of the rationalization proposals, %	-
- obligatory insurance payments, %	0,6
- representative needs outlay, %	-
other, %	24,6
Total: outlay on production and sale of products (work, services), (net cost) ,%	100,00
Proceeds of the products sale (works, services) ,%	110,82

Record keeping of the net cost is in accordance with the Tax Code of Russian Federation, part II dd. 05.08.2000 №117-FL and with the Accounting policy of the JSC "Kuzbassenergo" not stipulated a separate accounting at the products (work, services) types.

3.2.4. Raw materials and suppliers of the issuer.

Principal raw material used by the JSC "Kuzbassenergo" is a fuel. Kuznetsky coal and its cleaning rejects are used as the principal fuel at the power plants of JSC "Kuzbassenergo".

Fuel oil is used as starting fuel and meant for maintenance of burning during low quality coal firing, and as the principal type of fuel at the Zaiskitimskaya water-heating boiler plant.

The Major suppliers of coal are(not less than 10% of all supply): Trade House of the Joint Stock Company Coal Company " Kuzbassrazrezugol" (Kemerovo); Joint Stock company "Siberian Coal And Energy Company (Moscow).

The issuer's suppliers whose share is about 20 and more percents of all supplies of inventory holdings, including their share in the total volume of supply.

Coal suppliers	location	3 quarter 2005
TH JSC Coal company "Kuzbassrazrezugol"	4a, Pionersky boulevard, Kemerovo,650000	41,72 %
JSC "SUEC"	7, stroenye 22, Derbenevskaya naberezhnaya, Moscow, 115114	27,37 %

Purchase price per one ton of coal within the reporting period increased by 20-40% as compare with the corresponding period of the previous fiscal year.

As for the winter fuel stocks does not create the Company's anxiety.

3.2.5. Markets for products (work, services) of the issuer

Power industry is practically the unique industry whose products and services consumers are all industries and private sector. There are two markets for energy distribution in Russia: wholesales and retail trade. Heat energy distribution is only at the retail market.

Kemerovo region is the principal market where the JSC "Kuzbassenergo" carries out his activity.

The Kemerovo region is located in the south-east of the West Siberia at the joint of the West-Siberian plain and the mountains of the South Siberia. It is located at almost equal distance from western and eastern borders of the Russian Federation. It is in the 6th time zone.

Output of electric power to the consumers is according to the contracted "Agreements about output and using of electric power".

Composition of consumers of electricity and heat energy at the retail market is in the table stated above by an

example of a scheme illustrating electricity and heat energy distribution:

Structure of electric and heat power sale by the branches

	output to own consumers	
	electricity (thousand kw)	Heat power (Gcal)
Total in power system	5 218 744	1 085 100
I. Industry	3 838 681	389 612
Specific weight (%)	**73,6**	**35,9**
1. Fuel, total	1 280 831	1 740
Specific weight (%)	**24,5**	**0,2**
2. Ferrous metallurgy	1 959 381	27 257
Specific weight (%)	**37,5**	**2,5**
3.Non-ferrous metallurgy	3 672	26 362
Specific weight (%)	**0,1**	**2,4**
4. Chemistry and petrochemistry	346 530	307 799
Specific weight (%)	**6,6**	**28,4**
2. Agriculture	40 067	6 940
Specific weight (%)	**0,8**	**0,6**
3. Transport and telecommunications	307 832	2 516
Specific weight (%)	**5,9**	**0,2**
4. Construction	13 094	6 899
Specific weight (%)	**0,2**	**0,3**
5. Housing and communal services	79 853	657 251
Specific weight (%)	**1,5**	**60,6**
6. Population	57 501	298
Specific weight (%)	**1,1**	**0,0**
7. Other industries	883 684	28 897
Specific weight (%)	**16,9**	**2,7**

According to this table, the largest consumers of electricity at the retail market are industrial enterprises, i.e. 73.60 %.
In the industrial sector the leaders on power consumption are the enterprises of ferrous metallurgy, their share amounts 37,5% (in the II quarter of the year 2005 – 37,9%).

In the structure of heat energy output enterprises of housing.and communal services (more 60% of consumption) and industry (more 30%).Chemical and petrochemical enterprises are the leaders on heat energy consumption in the structure of industry (28,4%).

Factors which may adversely affect the distribution of the Issuer's products (operations, services) and possible measures of the Issuer to reduce such impact:
The following factors may adversely affect the volume of electricity and heat energy distribution:

1. Exit of consumers to the wholesales power market . Due to launching of the second price zone of the wholesales power (capacity) market of a transition period on the territory of Siberia since the 01.05.2005 the consumers whose power receiving devices answer the standard requirements to receive a status of a member of the free-trade market (aggregate installed capacity is more than 20 MBA, installed capacity of the each GTP is more than 4MBA) has a possibility to purchase in the free trade market of the wholesales market au to 15% of

the own scheduled consumption.

- Ltd. PO "Khimprom" since September 2005 make bargains on energy purchasing at the wholesales energy market since September 2005.

During the aforementioned period this consumer purchased 1 903,4 Mw/h of electric power at the free-trade market. Decrease of sale proceeds of the JSC "Kuzbassenergo" amounted RUR 1 098 thousands.

During the year decrease of sale proceeds of the Ltd. PO "Khimprom" at the FMS may achieve RUR 20 342 thousands.

- Ltd. "Topky cement" (total installed capacity -88 MBA) whose AIIS answer requirements of the market bylaws have a technical possibility to cover their power consumption due to purchase of electric power at the adjusted sector of wholesales market. The lost profit of the JSC "Kuzbassenergo" in such a case will be amounted RUR 21 546 thousands a year.

- now the documents to coordination obligatory to the entrance to the FTM are received from the JSC "Electric power networks", JSC "Energoupravlenye"(Leninsk-Kuznetsky) and JSC "KOKS".

The aforementioned consumers correspond the requirements on a quantity of installed capacity equal to 642 MBA.

In case of bringing of accounting system of electric power in accordance with the market requirements and entrance to the free trade market, decrease of sale profit of the JSC "Kuzbassenergo" may amount RUR 83 909 thousands a year.

-also 35 consumers of the JSC "Kuzbassenergo" (total installed capacity equal to 4 999MBA) correspond to the criteria on a size of the installed capacity. Under the entrance of their consumers to the wholesales power (capacity) market and purchase at the FTM up to the 15% of the own scheduled consumption, amount of decreasing of a sale profit of the JSC "Kuzbassenergo" may reach up to RUR 810 250 thousands a year.

Process of entrance of the consumers to the free sector of electric power wholesales market is stipulated by the standard documents ensuring power industry reforming, thus it's impossible to prevent such a situation development.

1. The following factor of power consumption decreasing, particularly of heat power, due to the launching of own boilers (water heating boilers) at the chemical enterprises (KOAO "Azot", Ltd. PO Tokem", Ld. PO "Khimprom"). Thus, it is planning decrease of heat power output by the JSC "Kuzbassenergo". Particularly, 3 steam boiler BEM-25/3,9 of nominal steam capacity 25t/h (18,75 Gcal) each were launched at the KOAO "Azot" in the august, 2005. It will help to reduce heat power consumption from the sources of the JSC "Kuzbassenergo" by 400 thousands a year. JSC "Kuzbassenergo" have not possibility affect such a situation.

2. Insufficiency of limits and delay in financing of charges on payment of heat and electric energy for budget consumers.

To prevent delay in financing of budget consumers, JSC "Kuzbassenergo" subscribes every month Agreements on payment s for consummated energy with Kemerovo regional Administration, General Financial Department of region, Heads of the cities and districts.

Kemerovo regional Administration spend conferences with obligatory presence of the city and district Administration in the person of their Heads, also Managers of the territorial financial authorities, managers of enterprises of housing and communal services and city electric networks.

3.2.6. Information about the Issuer's licenses

Number: ***3668***
Date of issue: ***26.12.1995***
Expiry date: ***1.01.2007***
License authority: ***Ministry of communications of Russian Federation***
Type of activity: ***Services of local and interzonal telecommunications***

Number: ***00927***
Date of issue: ***14.06.2001***
Expiry date: ***31.12.2006***

License authority: ***Committee of natural resources on the territory of Kemerovo region***
Type of activity: ***Plastic clay extraction at the Frunzensky field to ash-dump dam construction.***

Number: ***00-ЭЭ-004012 (Э)***
Date of issue: ***21.12.2004***
Expire date: ***21.12.2009***
License authority: ***Ministry of Energy of RF***
Type of activity: ***Electric network maintenance.***

Number: ***39-ЭТ-001112 (K)***
Date of issue : ***07.12.2004***
Expire date: ***07.12.2009***
License authority: ***Ministry of Energy of RF***
Type of activity: ***Heat power network maintenance***

Number: ***077***
Date of issue: ***14.10.1997***
Expire date: ***1.10.2008***
License authority: ***Department of Federal Security Service of RD over the Kemerovo region.***
Type of activity : ***Works with the State Secret information***

Number: ***0107***
Date of issue: ***12.03.1998***
Expire date: ***1.10.2008***
License authority: ***Department of Federal Security Service of RD over the Kemerovo region***
Type of activity: ***Services on the State Secret protection.***

3.2.7. Joint activities of the Issuer

The issuer does not perform any joint activities with other organizations.

3.3. Future plans of the issuer

Purposes of the JSC "Kuzbassenergo" for the year 2005.
Principal purpose of the company for the year 2005 will by reliable and regular electric and heat energy supply to the consumers, providing profit earning, increasing of the company's capitalization and increasing of its investment appeal during the reforming process of power industry in Russian Federation.

Principal production purposes of the company for the year 2005 will be the following:
1. reliable and regular electric and heat energy supply to the consumers of the region especially in autumn and winter periods with proper maximum load;
2. fulfillment of ***the program of repair of the equipment of power stations, electric and heat networks;,***
3. fulfillment of the task of JSC RAO "UES of Russia" on creation of fuel reserve in the warehouses by 01.01.2006;
4. Fulfillment of the investment program of the Company.

Thus the following production works will be priority:

Putting into service the boiler of station № 16 ТП-87М-type with steam capacity of 420 t/h at the Kemerovskaya GRES;
- ***reconstruction of the boiler of station № 8, ТП-10-type with the purpose of reduction of NOx emission at***

the Tom-Usinskaya GRES;

- *modernization of electric precipitators of the boiler of station № 14 at the Kemerovskaya GRES;*
- *introduction of three-stage fuel burning in the boiler of station № 11 with the purpose of reduction of NOx emission at the Kemerovskaya TETS;*
- *reconstruction of ash-catching installations of the boiler of station № 8 at the Novo-Kemerovskaya TETS;*
- *installation of the fire-extinguishing system of fuel feeder at the Tom-Usinskaya GRES, Belovskaya GRES, the Thouth-Kuzbass GRES, Kemerovskaya GRES, the Western-Siberian TETS, the Kuznetskaya TETS;*
- *reconstruction of SS Pashkovsk 35/10 KWt with replacement of oil circuit breakers for electrogas ones in the Western electrical networks;*
- *installation of ASDU system of the tidal electric station in the Northern electrical networks;*
- *replacement of the transformer of 32 MVA for 40 MVA at SS Tyrgansk in the Central electrical networks;*
- *reconstruction of ZRU of 6 kV with replacement of oil circuit breakers and PZA SS of 356 kV at SS Abashevsk 1/2","Severnaya" in the Southern electrical networks;*
- *above-ground laying of the head section of heat pipeline 2 Du 600 mm of the Kuznetskaya TETS from TK-1 up to TK-2 with a bridge system above the railway in the thermal networks;*
- *introduction of the automated informational-measuring system of the commercial accounting in the Energosbyt;*

In part of financial activity the following activities will be priority for the company in 2005:

1. Fulfillment of the expenses reduction program including by way of future development of the competitive system on purchase of goods, works and services;

2. Fulfillment of the Amicable agreement's terms with the Company's creditors as a guarantee of successful reforming;

3. determination of economic based tariffs for the Company;

4. Increasing of financial stability of the Company, decreasing of a distance between the accounts receivable and account payable;

5. Guarantee of the investment appeal of the Company.

To further reforming of the company in the year 2005 the following tasks will be priority:

1. The company's reforming project coordination with the largest shareholders, state authorities and management;

2. Full termination of the preliminary stage on the Company's reforming in part of split-off all not profile activity types and not profile property;

3. Training of a stuff reserve of managers and leading specialists to form the newly creating companies;

4. Perfection of forms and methods of the corporate governance, maximum transparency of the company as a public company playing an important role in the regional life.

In accordance with the program of technical development of the company for the years 2001-2011 aimed to ensure reliable work of the plants and timely change of the used technological equipment in the year 2006 the Company needs:

- not to stop in searching of contracting organizations and suppliers for construction, reconstruction and technical reequipment of objects on a competitive basis;

- to define their priorities in forming of investment program for 2-3 years for incompleted construction objects and adoption of cardinal decisions;

- to tie investment program of the Company with the sources of financing, also timely putting into operation of the objects;

- to continuer the ash-damp dams extending and to start construction of new ash-damp dams where the reserves for slash warehousing are limited for the possible filling.

For the next 3-5 years it is necessary to fulfill the following works affecting the total power system security :

- Reconstruction and putting into operation of a turboset of st. №8 at Novokemerovskaya TETs of a type

PTR-80-130(RUR 500 millions) in 2006;

- Putting into operation of a turboset of st. №3 of a type R-12-29 at the Kuznetskaya TETs in 206 to cover a deficit in extracted steam for makeup water heating and increasing of electric power output due to thermal input;

- Putting into operation of a turboset of st. №15 of a type T-115-130 at the Novo-Kemerovskaya TETs capacity 115 Mwt with investments volume equal to RUR 900 millions (including ASU TP) in 2008;

- To proceed with designing and approval of a starting complex of stem boiler of st. №5 at the Kuzbass TETS capacity 160t/h with launching in 2007;

- To replace the turbine of st. №9 of a type r-35-130 by the turbine of a type T-120-12,8 at the Kemerovo GRES in a value of RUR 600 millions;

-To reconstruct a turboset of st. №11 and 12 on a type R-12-90/31 at the Kuznetskaya TETs in a value of RUR 200 millions;

-To reconstruct electrical filters of boilers of type TP-87 to gain standard dustiness of smoke fumes and to fulfill norms of maximum ashes emissions; to reconstruct electrical filters together with increasing of ash collecting up to 99% at the West Siberian TETs;

- To fulfill the directives and prescriptions of the State supervision authorities in the all affiliated companies in amount equal to RUR 60 millions.

- To change electric equipment in the affiliated companies in amount equal to RUR 100 millions.

3.4. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations

JSC "Kuzbassenergo" is a subsidiary of Holding company RAO "UES of Russia" according to the art. 2.3. of the Articles of Association.

3.5. Subsidiaries and affiliated business divisions of the issuer

JSC "Kuzbassenergo" has 11 subsidiaries.

These companies are regarded as subsidiaries according to the Civil code of Russian federation (art. 105 and 106) and Federal law "On Joint Stock Companies" (art.6).

Full company name: ***Limited liability company, OOO "Bill centre "Kuzbassenergo"***
Location: ***30, Kuznetsky prospect, Kemerovo, Kemerovo region, Russia***
Issuer's share in the authorized capital of business venture: 100%
Share of business venture in the issuer's chartered capital: 0%
Core business: ***import and export of production and technical goods and consumer goods, know-how and services; intermediate and trade activities.***

Officers of the business company:
Yakovlev Vadim Alexeevich
Date of birth: ***1967***
Functions: ***Sole executive body of the business company.***
Share of the person in the issuer's chartered capital: 0%
Share of the Issuer's common stock in ownership: none
According to the Articles of Association General meeting of the company's members is the Management Body of the Company, and the sole executive body of the company acting as the General Director of the company manages a current activity of the company. General director of the company accountable to the General meeting of members of the company.

Full company name: ***Limited liability company "Sbytenergo",, OOO "Sbytenergo"***
Location: ***14, Severnaya str., Metallploshadka village, 652417, Kemerovo district, Kemerovo region, Russian Federation***
Issuer's share in the authorized capital of business venture: 100%

Share of business venture in the issuer's authorized capital: 0%
Core business: ***Electric and heat power distribution; maintenance, mounting, repair, transporting and manual supervision of electric and heat power;***
Officers of the business company:

Eler Vladimir Fedorovich
Date of birth: 1956

Functions: ***Sole executive body, Chairman of the Board***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Loghinov Yury Vitalievich, date of birth 1981
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Petrov Leonid Prokhorovich, date of birth 1961
Function of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3.Kuleznev Evgeny Valerievich, date of birth 1961
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Ulanovskaya Elena Nickolaevna, date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Shtykov Dmitry Viktorovichm date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the corporate executive body (Board):

1. Kurtsevich Viktor Petrovichm date of birth 1954, director of the subsidiary "Electrical networks", Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Ivanova Valentina Vasilievna, date of birth 1967, chief accountant of the subsidiary "Electrical networks" Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Yudinskikh Evgeny Sergeevich, date of birth 1974, director of Energy distribution of the subsidiary "Electrical networks" Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Suchkova Tatiana Mikhailovna, date of birth 1979, chief economist of the subsidiary "Electrical networks"

Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: Open Joint Stock company "Kuzbasshydroenergostroy", OAO "KHES"
Location: Krapivinsky district, Kemerovo region, Russia
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100%
Share of business venture in the issuer's authorized capital: 0%
Core business: ***building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes; production and trade of construction materials and constructions, items all over their range including under supervision of the bodies of Rosgortechnadzor of Russia (Russian mining engineering supervision); designing.***
Officers of the business company:
Babich Valery Petrovich, date of birth 1958
Functions of this person: External manager
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors
1.Erofeev Alexander Kuprianovich, date of birth 1969
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Kuleznev Evgeny Valerievich, date of birth 1961.
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Skorokhodov Dmitry Viktorovich, date of birth 1977
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kovalenko Andrey Igorevich, date of birth 1980
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Ugriumov Artem Anatolievich, date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: ***Joint Stock Company "Investment-production company "Vodocanal", OAO "IPC "Vodocanal".***

Location: 3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia
Issuer's share in the authorized capital of business venture: 74,5%
Share of the subsidiary's common stock in ownership of the issuer: 74,5%
Share of business venture in the issuer's authorized capital: 0%

Core activity: ***Water supply to consumers and wastewater intake, maintenance, current and emergency repair of external and internal ware supply systems and drainage systems; construction, mounting, balancing and commissioning and finishing works; production of production and technical purposes goods.***

Officers of the business company:

Sheiko Evgeny Alexandrovich, date of birth 1973

Functions of this person: Sole executive body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1.Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Asadulin Radik Alexandrovich, date of birth 1963
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kuleznev Evgeny Valerievich, date of birth 1961
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Mazurkova Anastasia Sergeevna, date of birth 1979
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

6. Railian Yury Mikhailovich, date of birth 1957
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the Corporate Executive Body of JSC "IPC "Vodocanal" is not provided by the Articles of Association .

Full company name: ***Joint Stock Company "Prokopievskenergo", JSC "Prokopievskenergo"***
Location: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the authorized capital of business venture: 60%
Share of the subsidiary's common stock in ownership of the issuer: 60%
Share of business venture in the issuer's authorized capital: 0%
Core activity: ***Electric and heat power supply to consumers by way of its purchasing, transformation, distribution, transporting and trading; repair of electric measuring items, electrical devices, electricity supply meters; maintenance and repair of hoisting mechanism and devices; building and construction activity; transport and shipping activities and others related to transporting; creation and maintenance of filling stations; trade, intermediate and foreign activity; assistance to researching, experimental development, design, technological and promotional works.***

Officers of the business company:

Riabov Vladimir Vladimirovich, date of birth 1969

Functions of this person: Sole executive body. Chairman of the Board.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Shumoilov Alexander Alexandrovich, date of birth 1967
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Nickolaev Dmitry Nickolaevich, date of birth 1963
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Nesvitailov Vasily Fedorovich, date of birth 1957
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5.Seliverstova Tatiana Alexandrovna, date of birth 1972
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):

- Riabova Nadezhda Semenovna, date of birth 1956. Deputy general director on personnel management and general tasks.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
- Belysh Svetlana Alexandrovna, date of birth 1953., deputy general director on economics and finances.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sheiko Evgeny Alexandrovich, date of birth 1973, deputy general director on economic and logistics
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kazakova Ekaterina Nickolaevna, date of birth 1979, chief of legal department
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Borisov Vladimir Petrovich, date of birth 1970, deputy general director on technical supervision and development
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
6. Kernoz Alexander Yurievich, 1958, deputy general director on electric power supply and consumer's payments
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: ***Joint Stock Company "Kuzbass energyreparing company", JSC "Kyzbass energyreparing company"***
Location: ***30, Kuznetsky prospect Kemerovo, 650099,*** Russia
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%

Core activity: ***building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes in its full range as principal contractor and subcontractor; supervision over the quality of construction works and output of the good of building purposes including works realization under the contracts for the third parties (companies); production and trade of construction materials, constructions and items in its full range including subjected to the supervision of the Gosgortechnadzor of Russia (State mining engineering supervision of Russia); construction of the gas equipment's object, gas-regulating stations and plants, gas pipe-lines and gas equipment of industrial, agricultural and others enterprises used natural gas; mounting, repair of energy objects, electric heat power equipment and consumer's energy installations.***

Officers of the business company:

Lermontov Yury Borisovich, date of birth 1967

Functions of this person: ***Sole executive body.***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Frolov Vitaly Evgenievich, date of birth 1976
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sorokin Igor Yurievich, date of birth 1974
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Bazhenova Ekaterina Alexandrovna, date of birth 1978
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Taskaev Andrey Viktorovich, date of birth 1977.
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%.
Share of the Issuer's common stock in ownership: none

Election of the corporate executive body of JSC "Kuzbass energyreparing company" is not provided by the Articles of Association.

Full company name: ***Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo" , JSC "Engineering- analytical centre "Kuzbasstekhenergo"***
Location: ***17, Stantsionnaya str., Kemerovo, 650099,*** Russia
Issuer's share in the authorized capital of business venture: ***100%***

Share of the subsidiary's common stock in ownership of the issuer: ***100 %***
Share of business venture in the issuer's authorized capital: 0%

Core activity: ***testing and repair, development of standard and energy characteristics of heat-mechanic equipment (boilers, turbines, heat supply systems and auxiliary equipment); works and services of nature conservation purposes in part of repair and maintenance of nature conservation equipment, ventilating systems, devices for control and measuring of ecological parameters of production and transport facilities; balancing and commissioning works, operating and commissioning works at the heat-technical sets of gas enterprises; repair of the automatic mechanism systems and water-chemical regimes of boiler sets; production, repair, calibration and checking of the measuring devices; repair and commissioning of the automatic mechanism facilities and electronic equipment; repair and mounting of electric devices and networks.***

Officers of the business company:
Yashinin Vladimir Borisovich, date of birth 1963 .
Functions of this person: Sole executive Body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Kinzburg Boris Abramovich, date of birth 1936.
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Frolov Vitaly Evgenievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
3. Seliverstova Tatiana Alexandrovna, date of birth 1972
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4.Kostiuk Mikhail Dmitrievich, date of birth 1952.
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Goncharov Igor Mikhailovich, date of birth 1968
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the corporate executive body of JSC Engineering- analytical centre "Kuzbasstechenergo" is not provided by the Articles of Association.

Full company name: ***Joint Stock Company "Kuzbassetremont" (Kuzbass network repair"), JSC "Kuzbassetremont"***
Location: ***1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia***
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%
Core activity: ***repair of equipment, buildings and constructions of electric networks; repair of high-voltage line***

0,4-20 kw; repair of buildings and constructions at the objects of electric networks; repair, testing and diagnostics of a state of equipment, buildings and constructions of electric networks; equipment mounting; mounting of buildings and constructions of electric networks; trade and supply activity.

Officers of the business company:

Efanov Igor Gennadievich, date of birth 1962.

Functions of this person: ***Sole executive Body***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Antonov Yury Vitalievich, date of birth 1962.
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: ***0,003 %.***
Share of the Issuer's common stock in ownership: ***0,003 %.***

2. Frolov Vitaly Evgenievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sorokin Igor Yurievich, date of birth 1974

Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Bychkov Mikhail Yurievich, date of birth 1978
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
5. Kostiuk Mikhail Dmitrievich, date of birth 1952
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the corporate executive body of JSC "Kuzbassetremont" is not provided by the Articles of Association.

Full company name: ***Closed Joint Stock Company " Autotransport enterprise "Kuzbassenergo", ZAO "ATP "Kuzbassenero"***
Location: ***4, Stantsionnaya str., Kemerovo, Russia 650006***
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%
Core activity: ***transport and shipping services of legal entities and physical persons; technical services and repair of transport belonging to legal entities and physical persons; capital construction of industrial and social-cultural objects; designing on reconstruction of technical buildings and constructions; creation of processing plants on the good's manufacturing; wholesale and retail trade.***

Officers of the business company:

Trushkov Viacheslav Leonidovich, date of birth 1969

Functions of this person: Sole executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
2. Ivanov Boris Ivanovich, date of birth 1960.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
3. Goncharov Igor Mikhailovich, date of birth 1968
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
4. Kravchenko Alexey Mikhailovich, date of birth 1977
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
5.Khalmeev Takhir Kaiumovich, date of birth , 1950
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):
- Zheludko Anatoly Maximovich, date of birth 1950, First deputy general director - technical director
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
- Ilushnikov Anatoly Kirillovich, date of birth 1948, deputy technical director on OtiPB
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
- Kudriashova Tatiana Anatolievna, date of birth 1952, deputy general director on economic and finance
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
- Maltseva Irina Nickolaevna, date of birth 1960, chief accountant
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: ***Closed Joint Stock Company Medicosanitary Center "Health Center "Energetic" ZAO "MSC "Health Center "Energetic "***
Location: ***37, Kuzbasskaya str., Kemerovo, Russia***
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%
Core activity: qualified medical services including special treatment; out-patient treatment, day hospital; preventive activity; professional fitness expertise.

Officers of the business company:

Agafonova Tamara Nickolaevna, date of birth 1954

Function of this person: Sole Executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. ***Erofeev Alexander Kuprianovich, date of birth 1959***
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Eliseeva Irina Eduardovna, date of birth 1978
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. Golofast Dmitry Yakovlevich, date of birth 1965
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Vasilieva Yulia Vladimirovna, date of birth 1979
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. Ugriumov Artem Anatolievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):
- ***Churekova Natalia Georgievna, date of birth, deputy head doctor on medical part***

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
- ***Kozlova Olga Agurianovna, date of birth 1963, deputy head doctor on economic***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
- ***Elin Boris Petrovich, date of birth 1953, chief engineer***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
- ***Gorokhova Tatiana Lvovna, date of birth 1954, chief accountant***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Full company mane: ***Joint Stock Comapany "Kuzbassenergoservice", JSC "Kuzbassenergoservice"***
Location: ***12., N. Ostrovsky str., Kemerovo, 650099, Russia***
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%

Core activity: ***works on own production profile under the general contract and general contractor's functions fulfillment; " turnkey" works and principal functions fulfillment; logistical support including own production***

and works fulfilled by the third parties; repair of electric and energy equipment at the heat power plants, transferring devices and constructions, in the others enterprises, repair of different technical equipment, pipelines, product pipelines, distribution mains, buildings and constructions, hoisting equipments and devices; general construction and technical reequipment of energy enterprises and others industrial objects, civil and social objects.

Officers of the business company:

Morozov Andrey Arkadievich, date of birth 1970

Function of this person: Sole Executive Body, Chairman of the Board

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. ***Erofeev Alexander Kuprianovich, date of birth 1959***

Functions of this person: ***Chairman of the Board of Directors***

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: 0%

2.Ivanov Boris Ivanovich, date of birth 1960

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: 0%

3. Rakitina Yulia Vladimirovna, date of birth 19.......

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: 0%

4. Moskvin Alexey Vasilievich, date of birth 1978

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: 0%

5. Sorokin Igor Yurievich, date of birth 1974

Functions of this person: Member of the Board of Directors

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):

- ***Kosmacheva Svetlana Fedorovna, date of birth 1949, chief of the financial department***

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: 0%

- ***Sobolev Evgeny Robertovich, date of birth 1968, assistant of general director on legal questions***

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: 0%

- ***Kovalenko Anatoly Antonovich, date of birth 1941, deputy general director on finance and economic***

Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: 0%

3.6. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets

3.6.1. Fixed assets

In the structure of the fixed assets the lands, buildings, machines, equipment, transport and others corresponding objects with a life time no more than 12 months are shown.
The objects of the fixed assets were taken to account over the actual expenses for purchase and construction.

by 01.10.2005

Group of the fixed assets	Overall cost of the fixed assets (account 01)	amortization accrued (account 02)
1. Cost of the fixed assets, total, RUR thousands	77 100 663	51 400 934
Including:		
Buildings	11 489 607	4 804 729
Constructions	30 125 648	20 869 176
lands	656 525	-

As for a date of 01.01.2005 the JSC «Kuzbassenergo" revaluated the fixed assets according to the market price, thus the revaluation of the fixed assets was carried out by way of direct recalculation of a cost together with the independent valuators involving , , i.e. ZAO "ENPI Consult".

Valuation was aimed to defining an overall replacement cost of a part of the fixed assets.

The valuation's destination is a rendering consulting services concerned the items on the company's fixed assets part revaluation. .
Valuation was carried out according to the data of the balance sheet, technical characteristics of objects under evaluation submitted by the specialists of the JSC "Kuzbassenergo", interview with the managers and leading specialists of the JSC "Kuzbassenergo".departments and services.
Valuation was made in accordance with the Federal Law №135-FL dd. 29.07.1998 "On valuation activity in Russian Federation (Regulations of the RF Government №159 dd. 06.07.2001), major principles stipulated by the International Valuation Standards (MVS-1 – MVS4) , Standards of professional practices and Ethics Code of Russian valuators community.

RUR thousands

№№ п/п	Name of the fixed assets group	Overall value before the evaluation, RUR thousands	Depreciated cost (minus depreciation)before the revaluation RUR thousands	Date of revaluation	Overall value after revaluation, RUR thousands	Depreciation value (minus depreciation)before the revaluation RUR thousands
1.	**2000 year**			**01.01.2000**		
	Total:	18738653	10104684		27035939	14864213
1.1.	Buildings	3506439	1098374		4326454	1263102
1.2.	Constructions	6421432	3592690		9912179	5539594
1.3.	Machine and equipment	8618816	5330957		12597156	7958223
1.4.	Transport	157118	67021		158538	83034
1.5.	Other	34848	15642		41612	20260
2.	**2001 year**			**01.01.2001**		
	Total:	28006940	15553938		33770344	19005685
2.1.	Buildings	4406965	1290675		4865386	1498579
2.2.	Constructions	10169826	5775229		12190813	6826009

2.3.	Machine and equipment	13199229	8372718		16479634	10567545
2.4.	Transport	182500	92445		189166	94966
2.5.	Other	48420	22871		45345	18586
3.	**2002year**			**01.01.2002**		
	Total:.	34574367	19893460		50875700	31454410
3.1.	Buildings	4877141	1545143		7241796	2708442
3.2.	Constructions	12418915	7143497		18030697	11002165
3.3.	Machine and equipment	17028588	11088619		25254224	17569031
3.4.	Transport	192405	94186		248828	130918
3.5.	Other	57318	22015		100155	43854
4.	**2003 year**			**01.01.2003**		
	Total:	52244720	19642923		64222564	40753860
4.1.	Buildings	7324294	4537884		8891678	7862414
4.2.	Constructions	18233155	6797199		24604546	11793622
4..3.	Machine and equipment	25781648	7586049		29834482	20942371
4.4.	Transport	272986	132867		266659	121001
4.5.	Other	632637	588924		625199	34452
5.	**2004 year**			**01.01.2004**		
	Total:	65935049	41990532		69974063	45081270
5.1.	Buildings	8908684	3665265		8932902	3685396
5.2.	Constructions	26008393	18223715		27860606	19250092
5.3.	Machine and equipment	30056510	19935663		32181077	21968996
5.4.	Transport	270554	130005		278491	134904
5.5.	Other	690908	35884		720987	41882
6.	**2005 year**			**01.01.2005**		
	Total:	70667670	24174166		76874474	26850869
6.1.	Buildings	8956014	5367920		11457866	6809614
6.2.	Constructions	26410663	8531395		30070055	9739618
6.3.	Machine and equipment	34451063	9582682		34496333	9609303
6.4.	Transport	200576	80311		200576	80311
6.5.	Other	82936	45440		83226	45605
6.6.	Lands	566418	566418		566418	566418

Depreciation of the fixed assets was accrued by a linear way from the terms of actual using of these objects. Over the objects of the fixed assets accepted to accounting till the 01.01.2002, the depreciation was accrued in accordance with the Regulations adopted by the Sovmin of USSR dd. 22 of October 1990 № 1072 "On the unique norms for depreciation deductions to complete reconstruction of the fixed assets of USSR national economy".

At the objects of the fixed assets subject to accounting since 01.01.2002 the depreciation was added in accordance with the Resolution adopted by the RF Government dd.01.01.2002 №1 "On classification of the fixed assets included in the depreciation groups".

Since the year 1999 the JSC "Kuzbassenergo" enlists the fixed assets revaluation services of the specialists (experts) of the independent valuator, i.e. the Closed joint stock company "ENPI CONSULT" (ZAO "ENPI CONSULT) (Tax payer code 7737017200; №15, Dukhovsky pereulok, Moscow, 113191; license № 000031 "evaluation activity" issued 06.08.2001 by the Ministry of Property of Russia).

In accordance with the technical task the revaluation of the fixed assets is carried out by the way of indexation and of direct recalculation of the complete replacement value of the fixed assets. All materials shall to be presented in form of written report, also at magnetic mediums.

Information on the long-term rented fixed assets

as for situation by:	**thousands RUR**
31.12.2000	*40 690*
31.12.2001	*1785*
31.12.2002	*167 618*
31.12.2003	*150 058*
31.12.2004	*6 595*
30.09.2005	*15 889*

IV. Information about financial and economic activities of the issuer

4.1. Results of financial and economic activities of the issuer

4.1.1. Profit and losses

Figure's name	Calculation methodic	2 quarter 2005	3 quarter 2005
Proceeds, RUR ,	F. №2 L. 010	4 353 728 000	4 108 508 000
Gross profit, RUR	F. №2 L. 010 - F. №2 L. 020	73 644 000	- 40 636 000
Net profit (undistributed profit (uncovered loss), RUR.	F. №2 L. 190	425 829 000	-255 416 000
Profitability of the owned capital, %	F. №2 L. 190 / (Ф. №1 L. 490 + F. №1 L. 640 + Ф. №1 L. 650 - F. №1 L. 450) * 100	1,51	-0,91
Profitability of the assets, %	F. №2 L. 190 / F. №1 L.300 * 100	1,22	-0,73
Ratio of net profitableness	F. № 2 L. 190/F. № 2 L. 10 * 100	9,78	-6,22
Profitability of production (sales), %	F. №2 L. 050 / F. №2 L. 010 * 100	1,64	-1,33
Capital turnover %	F. № 2 L.010/(F. № 1 L. 300 – F. № 1 L. 690)*100	0,14	0,14
Sum of the uncovered loss by the reporting date, RUR	F. №1 L. 465 + F. №1 L. 475	0,00	0,00
Ratio of the uncovered loss at the reporting date and the balance currency	F. №1 L. 475 / F. №1 L. 300	0,00	0,00

During the reporting quarter the proceeds from sales of the commodity output amounted RUR 4 108 508 thousands, i.e. lower by 245 220 thousands roubles as compare with the II quarter of the year 2005 due to the seasonal decrease of heat power consumption.

Profit on power sale in the III quarter 2005 as compare with the previous period decreased by RUR 297 290 thousands or by 7,2%, proceeds from other activity increased by RUR 52 070 thousands or by 24,5% during the III quarter.

As compare with the II quarter 2005 , net cost of commodity foods reduced by RUR 130 940 thousands or by 3,1% , also power production and transfer expenditures reduced by RUR 202 771 thousands or by 4,9%.

Thus the gross profit in the III quarter 2005 amounted RUR 40 636 thousands, i.e. by RUR 77 480 thousands lower than in the similar period of the previous year.

According to the results of financial and economic activity during the III quarter of the year 2005, the Company suffered net loss amounted RUR 255 416 thousands. It's important that as a whole the JSC "Kuzbassenergo" took the net profit amounted RUR 876 266 thousands during the 9 months of the year 2005.

In comparing to the results of financial and economic activity of the JSC "Kuzbassenergo" during the III quarter of the year 2005 the previous period, it's important to mark made changes in the accounting and financial reports of the company in the II quarter of the year 2005 due to writing-off the restructured fines and penalties restored in the December 2004 at the Company's balance to the budget and off-budget funds in the sum equal to RUR 1 226 791 thousands (due to speeded up pay off the restructured debt to the budget and off-budget funds by the JSC "Kuzbassenergo" the Taxation Ministry accepted a decision on writing-off the fines and penalties debts).

Profit caused by the wrote-off restructured fines and penalties amounted RUR 1 234 738 thousands that affected net profiting by the Company in the II quarter of the year 2005 amounted RUR 425 829 thousands.

The management bodies of the Issuer regarding to the given analysis of a profitability and unprofitableness agree in their opinion.

4.1.2. Factors affecting the change of the gain amount from the sales by the issuer of goods, products, services and profit (loss) of the major activity of the issuer

Factors affecting the change of the gain amount are not presented due to its small changing during the reporting period, according to the opinion of the management bodies of the issuer.

4.2. Issuer's liquidity, adequacy of the capital and circulating assets

Figure's name	**Calculation's methodic**	At the beginning of the year	At the end of the reporting period
Own circulating assets, RUR	F. №1 L. 490 + F. №1 L. 640 + F. №1 L. 650 - F. №1 L. 450 - F. №1 L. 190 - F. №1 L. 230	- 2 268 583 000	- 1 734 646 000
Index of the fixed asset	(F. №1 L. 190 + F. №1 L. 230) / (F. №1 L. 490 + F. №1 L. 640 + F. №1 L. 650 - F. №1 L. 450)	1,08	1,06
Ratio of the current liquidity	(F. №1 L. 290 - F. №1 L. 230) / (F. №1 L. 690 - F. №1 L. 640 – F. №1 L. 650)	0,98	1,09
Ratio of the quick liquidity	(F. №1 L. 290 - F. №1 L. 210 - F. №1 L. 220 - F. №1 L. 230) / (F. №1 L. 690 - F. №1 L. 640 - F. №1 L. 650)	0,57	0,58
Ratio of the owned assets autonomy	(F. №1 L. 490 + F. №1 L. 640 + F. №1 L. 650 - F. №1 L. 450) / F. №1 L. 300	0,81	0,81

As compare with the previous period, change in the Company's ratio of liquidity took place in the III quarter of the reporting period :

- ratio of the current liquidity characterizes the Company's paying capacity under the complete mobilization of the circulating assets (sale of all the reserves, full settlement of the debtor having the debts with a maturity date less then 1 year). Ratio of the current liquidity of the JSC "Kuzbassenergo" amounted 1,09 by the 30.09.2005. i.e. having mobilized all the circulating assets the Company will be able to pay back 100% of their short-term liabilities;

- ***ratio of the quick liquidity characterizes the Company's paying capacity under the timely settlement of the debtors. Analysis of a ratio of quick liquidity shows that the JSC "Kuzbassenergo" will be able to pay back 58% of their short-term liabilities by the 30.09.2005 subject to 100% liquidity of the short-term accounts receivable (maturity date is within one year).***

- ***ratio of the owned assets autonomy defines a property share formed due to owned sources (chartered, surplus capital and unappropriated profit, etc). If this a figure is higher than 50%, the creditor's risk is reduced to the minimum. I.e. having sold a half of a property formed due to the owned assets the Company may pay off all their debt liabilities even so the second half part containing the borrowed assets will be depreciated. As for situation of 30.09.2005 this figure meaning amounted 81%.***

the Company's reserves were formed due to the borrowed sources. As for a dated of the 30.09.2005 lack of the own resources of the circulating assets forming amounted RUR 1 734 646 thousands against RUR 2 809 054 thousands against RUR 2 268 583 thousands as compare with the 30.06.2005.

The management bodies of the Issuer regarding the aforementioned information agree in their opinion.

4.3. Amount and structure of the issuer's capital and circulating assets

4.3.1. Amount and structure of the issuer's capital and circulating assets

a) in accordance with the Articles of Association the chartered capital amounts RUR 606 163 800 (six hundred six millions one hundred sixty three thousands and eight hundred roubles);
b) Information on forming and using of the reserve fund is shown in the paragraph 8.1.3. of this present report.

Index	At the beginning of the reporting period	At the end of the reporting period
a) Amount of the chartered capital, RUR	606 163 800	606 163 800
b) Total cost of the issuer's stock bought out by the issuer for the further resale	did not redeem	did not redeem
c) Amount of the capital reserves of the issuer, RUR	16 858 000	16 858 000
d) Amount of the additional capital, RUR	24 904 067 000	24 894 675 000
e) Amount of the unappropriated balance of the previous years, RUR	1 131 682 000	876 266 000
f) amount of the Issue's target investment assets, RUR	0	0
g) total amount of the Issuer's capital, RUR	27 931 460 000	27 676 031 000

By the 30.09.2005 the amount of the additional capital amounted RUR 24 894 675 thousands having reduced by RUR 9 392 thousands during a quarter. Total sum of the capital reduced by RUR 255 429 thousands due to received net losses during the reporting quarter.

Amount of the owned capital is sufficient to fulfill the short-term liabilities and to cover the current operational expenses by the Company.

RUR

Figure's name	by 30.06.2005.	share in the total amount of the circulating assets	by 30.09.2005	share in the total amount of the circulating assets
Stores	1 158 451 000	21,4	1 540 906 000	28,2
VAT on the acquired values	636 930 000	11,8	808 086 000	14,8
Accounts receivable (outgoing expected in more than 12 months after reporting date)	1 087 221 000	20,1	420 138 000	7,7
Accounts receivable (outgoing expected in more than 12 months after reporting date)	2 408 232 000	44,5	2 438 638 000	44,6
Short-term financial investments	27 454 000	0,5	26 126 000	0,5
Money terms	90 478 000	1,7	233 477 000	4,3
TOTAL:	5 408 766 000	100,0	5 467 371 000	100,0

By The 30.09.2005 the circulating assets of the Company amounted RUR 5 467 371 thousands that is higher by RUR 58 605 thousands as compare with the 30.06.2005.
Having analyzed the changes in the structure of the circulating assets took place in the reporting period, it's necessary to mark decreasing of a share of the long-term accounts receivable and increasing of a share of money terms in the total amount of the circulating assets.

Structure and amount of the circulating assets (RUR thousands)

CIRCULATING ASSETS	Code	At the end of the reporting period
Reserves	210	1 540 906
including: raw materials, goods and other similar values	211	1 380 070
Stock on farming and fattening	212	0
Unaccomplished production inputs	213	0
Integrated products and goods for resale	214	2 448
Shipped goods	215	1 106
Future expenses	216	37 310
Other costs and resources	217	119 972
Acquired values VAT	220	808 086
Accounts receivable (outgoing expected in more than 12 months after reporting date)	230	420 138
Including: buyers and customers	231	197 555
Accounts receivable (outgoing expected in more than 12 months after reporting date)	240	2 438 638
Including: buyers and customers	241	701 796
Short-term investments	250	26 126
Cash resources	260	233 477
Other circulating capital	270	0
TOTAL:	290	5 467 371

The Company's policy concerned the circulating capital is in ensuring of acceptable volume and structure of the circulating assets of the Company with a purpose to increase the assets liquidity.

To reduce the accounts receivable a work with buyers and consumers is carried out , also supervision on the accounts to be paid, recovering the past-due accounts receivable.

4.3.2. Financial investments of the Issuer

The investments in accordance with PBU 4/99 "Company book-keeping" are considered to be:

- ***Investments in associated companies;***
- ***Investments in limited companies;***
- ***Investments in the other companies;***
- ***Borrowing for more than 12 months;***
- ***Borrowing for not more than 12 months;***
- ***Owned shares, bought back from shareholders;***
- ***Other investments.***

Accounting of financial investments is carried out at the acc. 58 "Financial investments" in accordance with Accounting Regulations №19/02 "Financial investments accounting" approved by the Order of Ministry of Finances of Russia dd. 10.12.2002 №126n including short-time and long term investments division depending on the terms of circulation (redemption) and purposes:

- long-term investments, when the fixed period for their circulation (redemption) exceeds one year or when the investments are issued with a purpose to get profit over them more then one year;

- short-time investments, when the fixed period for their circulation (redemption) does not exceed one year of when the investments are issued without intend to get profit over them more then one year.

Figure's name	Investments size by 30.09.2005, RUR		
	Short-term (up to 1 year)	Long-term (more than 1 year)	Total
Loans granted to the companies for the period less than12 months	-	-	-
Loans granted to the companies for the period more than12 months	-	-	-
Owned stocks redeemed from shareholders	-	-	-
Investments in the other institutions	-	58 000	58 000
Investments in the affiliated companies	-	446 486 000	446 486 000
Investments in the subsidiaries	-	-	-
Other financial investments	26 126 000	-	26 126 000

Decoding of the Line 140 "Long-term financial investments" (Investments in the affiliated companies"):

type of securities	full and abbreviated firm name pf the Company, location	The date and number of the share issue registration	The amount of capital issues belonging to the issuer	Total nominal value of the issuer's share holding, thous. of rubles	Total book value of the issuer's capital issues, thous. of rubles	Investment efficiency	Current year expected loss, Thous. rubles
Ordinary stocks	Join-stock company "Kuzbassghydroenergostroy", JSC "KGES", Russia, Kemerovo region, Krapivinskiy district	1-01-10487-F 06.04.2000 year RO FCCB RF in Siberian Federal district	118619 000	118 619,0	118 619,0	Inefficient. Since 1997 100% share holding ownership there was no profits distribution. Now SDC is found to be in bankruptcy proceeding stage	118 619,0
Ordinary stocks	Join-stock company "Prokopievskenergo", JSC "Prokopievskenergo", Russia, Prokopievsk, Energeticheskaya st., 14	1-01-10934-F 31.07.2000 year RO FKCB RF in Siberian Federal district	1938	32 300,0	19 380,0	Efficient. At the outcome of the year 2004 the company's profit amounted RUR 32074 thousands. SDC paid dividends to the JSC "Kuzbassenergo" in amount equal to RUR 2659 thousands.	0
Ordinary stocks	Join-stock company "Engeneering analytical centre" "Kuzbasstechenergo", JSC "Engeneering analytical centre" "Kuzbasstechenergo", 17, Stantsionnaya str., Kemerovo, 650099, Russia	1-01-11775-F 14.05.2004 year RO FKCB RF in Siberian Federal district	17852	18 540,0	17 312,0	Efficient: At the outcome of the year 2004 a profit amounted RUR 543 thousands.	0
Ordinary stocks	Join-stock company "Kuzbass energy repairing company", JSC "Kuzbass energy repairing company", 30, Kuznetsky prospect, Kemerovo, 650099, Russia	1-01-11760-F 29.04.2004 year RO FKCB RF in Siberian Federal district	29190	29 240,0	29 972,0	Efficient: At the outcome of the year 2004 a profit amounted RUR 4457 thousands	0

Ordinary stocks	Join-stock company "Kuzbassetremont", ZSC "Kuzbassetremont", 1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia	1-01-11792-F 23.09.2004 year RO FKCB RF in Siberian Federal district	11728	11 751,0	8 744,0	Efficient: At the outcome of the year 2004 a profit amounted RUR 408 thousands	0
Ordinary stocks	Join-stock company "Investment-industrial company" "Vodocanal", JSC "IICVodocanal", 3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia,	1-01-11253-F 12.10.2001 year RO FKCB RF in Siberian Federal district	626	42 000,0	31 300,0	Inefficient. At the outcome of the year 2004 the loss amounted RUR 284 thousands	31300
Ordinary stocks	Closed Join-stock company "Autotransport enterprise" "Kuzbassenergo", CJSC "ATE" "Kuzbassenergo", 4, Stantsionnaya str., Kemerovo, 650006, Russia	1-01-25251-N 30.12.2002 year 1-01-25251-N -001D 30.04.2004 year RO FKCB RF in Siberian Federal district	164044	5 000,0	103 834,0	Efficient. At the outcome of the year 2004 the profit amounted RUR 102 thousands. In the year 2003 SDC paid dividends equal to 1000 roubles	0
Ordinary stocks	Closed Join-stock company Medico-sanitary centre "Health centre Energetic" JSC MSC "Health Centre Energetic": 37, Kuzbasskaya str., Kemerovo, Russia	1-01-25252-N by 30.12.2002 1-001-25252-N-001D by 02.09.2004 year RO FKCB RF in Siberian Federal district	116745	116 745,0	114 526,0	Efficient: At the outcome of the year 2004 the profit amounted RUR 2005 thousands.	0
Ordinary stocks	Join-stock company "Kuzbassenergoservice", JSC "Kuzbassenergoservice", 12, N. Ostrovsky str., Kemerovo, Russia	1-01-24543-N by 17.07.2002 year RO FKCB RF in Siberian Federal district	500	500,0	2 298,0	Efficient: At the outcome of the year 2004 the profit amounted RUR 319 thousands	0

Information on the other financial investments (investments in the chartered capitals of the limited liability companies) are not available because they come to less than 10 % of JSC "Kuzbassenergo" full investments by the end of the III quarter 2005.

4.3.3. The issuer's intangible assets

The Company exclusive rights to the trade mark are displayed in the intangible assets structure.

Intangible assets amortization is charged due to the linear device, reasoning from the following beneficial use period:

Trade mark rights – 10 years.

In the accounts the intangible assets are shown through the original cost minus amortization, saved up during the usage period.

№№	Intangible assets group's name	Overall cost, RUR thousands	Amortization charged amount, rubles.
1.	Trade mark	4,0	3,0
	Total, RUR	4,0	3,0

The intangible assets accounting is carried out according to PBU 14/2000 "The intangible assets accounting " approved by the Order of the Ministry of Finance № 91 dd. 16.10.2000.

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development.

Account of NIOKR (Research, developmental and technological works) in the Company is carried out according to the Accounting Regulations "Account of charges on research, developmental and technological works " (PBU 17/02).
NIOKR expenses are shown in the accounting at the ass. 08 "Investments in the non-circulating assets " (p. 5 PBU 17/02).
Charges on research and development, which results are subject to the legal protection and are made out in the order established by the legislation in force (i.e. patents, certificates, other documents certifying the exclusive right of the Company on research and development's results) are received, were accounted as intangible assets (p. 4 ПBU 14/2000).
Charges on research and development, which results were not made out in the provided order should be charge-off from the credit of the acc. 08 "Investments in the non- circulating assets" to the charges on ordinary activity by a linear way during the approved period (p. 11 PBU 17/02).
Research and development charge-off period is within 3 years.
Charges on research and development not given a positive result also research and development results which application was cancelled shall to be formed by the RD department of the subsidiary.
Report shall to be examined by the service of RD department of the executive body and with the technical director's authorization.
Production costs are subject to charge-off once only in composition of nonrealization expenses of the reporting period.

4.5. Overview of the new trends in the sector of the issuer's core business

Electroenergetics is one of the leading industries of Russian economic.
Russian power industry is at the fourth place in the world over the installed capacities and production volumes.

All existing in the Russian electroenergetics somehow or other relates practically all industries of national economy.
Together the energy power is one of the most "problem" industries. Since 1980 the negative tendencies in the power energy of Russia took place: against the background of economic recession, the power industry actually became the donor for other industries
In the greater extent it was caused by macroeconomic factors, but non-payments have played also the great role.
Even in the most prosperous power supply systems of the European part of Russia deterioration of the basic production assets exceeded 50 % and approached to the values when the equipment's repair costs more then its change. Thus reforming necessity was evident by the year 2001.

Structural reorganization of power branch through liberalization and decontrol of potentially competitive sectors were the main tendencies for the last ten years of world power industry development.
According to these principles the Conception of restructuring of the RAO "UES of Russia" was elaborated, which is now is materializing by the management of the RAO "UES of Russia" and by the management of the

regional power companies.

On July, 11, 2001 the Decision № 526 « On reforming of power industry of Russian Federation » was approved by the Government. It directs to:

1. Divide business into monopolistic and competitive components. Generation and supply should be allocated as competitive business. Thus the Federal networks (FSK), Distributive network companies (DNC), and dispatching activity (System operator) will be under supervision of the State.

2. Create a competitive energy market implied a transition of existing sales process at the directive price (FOREM - Federal Wholesale Electric Power Market) to the market pricing mechanism (creation of AMT Administrator of market trade).

Decree of the Government of RF №1040-p approved the Schedule of activities for the primary stage of reforming was adopted as development of this present Decision.

In August, 2001 the Committee on reforming has been established at Board of directors of RAO " UES of Russia ". Its composition included representatives of minority shareholders, potential investors, the State and RAO " UES of Russia ". On December, 21 the Government of Russian Federation has approved the Decision № 881 " On the criteria of transfer of the main transmission lines and objects of the power network economy to the Unique (all-Russian) power network ".

Principal facts of the year 2002 in the sphere of reforming were the following:

- adoption by the State Duma of RF in its first regarding a pack of the bills devoted to energy power reforming;
- spending of auctions of electric power in the imitation mode by the NP "ATS" together with JSC "SO-TsDU UES";
- creation of infrastructural institutions in the branch, i.e. the Federal Network Company and the Sysop;
- preparation of a strategy for reforming of RAO "UES of Russia";
- termination of a preparatory stage of reforming of RAO "UES of Russia";
- development and adoption of the basic variant of reforming of JS-energo;
- preparation to implementation of the pilot projects of reforming of JS-energo;
- spending of the first stages of reforming of the scientific and designing complex of RAO "UES of Russia", also of energyreparing and service activities.

By the Resolution of the Government of Russian federation №226 dd. 2 of April 2002 "On the pricing regarding to electric and heat power" the new "Pricing principles" and "Regulations of the State regulation and application of the tariffs on electric and heat power in Russian Federation" were implemented. The Corporate Governance Code was approved by RAO "UES of Russia".

In September 2002 the not- profit partnership "Administrator of trade system"(NP "ATS" began auctions of electric power in imitation mode. One of the positive tendencies of the year 2002 was approaching of the tariffs to the economic valid, otherwise the level of the cross financing between the groups of consumers reduced.

The Board of Directors of RAO "UES of Russia" approved the base variant for reforming of regional energy systems, i.e. the RAO "UES of Russia" subsidiaries, also the exit of enterprises belonging to the Holding Company RAO "UES of Russia" from the non profile assets aimed to the expenses minimization relate to the ownership. The Board of Directors of RAO "UES of Russia" has approved the decision on termination of participation of RAO "UES pf Russia" in ZAO "TsDR FOREM" by way of selling of 75% holding of stock belonging to ZAO "TsDR FOREM" to the Non commercial partnership "ATS".

On the night of April, 1, 2003 the function of operative - dispatching administration of the Unified Energy System of Russia were transferred from regional dispatching administrations (RDA) of JS –energo to the regional dispatching administrations (RDA), i.e. to the subsidiaries of JSC " System operator – Central Dispatching Administration of Unified Energy System (CDA UES").

In April 2003 the pack of legislative acts on electric power reforming came into the force including such federal

laws as:

- "On electric power" ;

- "On the features of electric power functioning during the transition period and on the modifications in some legal acts of Russian Federation, and on recognition as invalid some legal acts of Russian Federation due to adoption of Federal Law "On electric power";

- "On modifications and amendments to the Federal Law "On the Sate regulation of tariffs on electric and heat power in Russian Federation";

- "On modifications and amendments to the Federal Law "On the Natural monopoly";

- «On modifications and amendments to the second part of the Civil Code of Russian Federation";

- "On modifications of the Federal Law "On energy power saving".

Working group on modification of the Strategy of JSC RAO" UES of Russia "for the years 2003 - 2008 "5+5" created at Board of Directors of RAO " UES of Russia " has examined the Program of the Concept of the Strategy of RAO " UES of Russia "for the years 2003 - 2008" 5+5 taking into account the remarks and offers.

In the I half-year 2003 the process on enhancement and development of the mechanisms for competitive trade within the regulated wholesale market of electric power (capacity) proceeds. According to the existing normative legal documents monthly auctions of the above-planned electric power were spent, the volume of electric power subjects to selling at the auctions amounted 3,1% of the volume of supply to the home market.

Together with JSC"SO-CDU YES of Russia" (System operator – Central Dispatching Administration of Unified Energy System) in the I six months 2003 the trade of electric power over the scheme "Energopul" proceeds, the share of sale for the reporting period increased twice and amounted 1,3% of the total volume of the supply to the FOREM (home market).

The 31st of October 2003 the Board of Directors of RAO "UES of Russia" at the ordinary meeting heard information on the possibility of creation of the territorial generating companies (TGC) by way of co-incorporation by several JS-energo.

Variant of creation of TGC by way of co-incorporation is implicate its creation as a large operational company at the first stage of JS-Energo reforming. TGC shall be co-incorporated by several JS-energo by way of entering of their generating assets to the authorized capital of the newly created company. Thus it's a possibility at the early stage to create a large operational company whose shareholders will be incorporated it JS-energo .

According to the Resolution of the Government of RF №643 dd. 24.10.this present year "On the rules of the electric power (capacity) market during the transition period", since November, 1, 2003 at the same time with the regulated sector of the wholesale electric power market (existing Federal wholesale electric power (capacity) market) the competitive sector supposing the trade in hourly volumes of the electric power on free prices is started.

Thus in the free sector each manufacturer may offer up to 15 % from the fixed capacity, and each consumer can declare purchase up to 30 % from own scheduled consumption. Economic benefit of the free sector of the wholesale electric power market launching is obvious. Densities of electric power supply by heat power plants with rather low industrial expenses has increased, while the supply by "expensive" generating capacities, on the contrary reduced.

The Board of Directors of the JSC RAO "UES of Russia" approved the following principles to carry out the auctions in the UGC:

- absolute rights of shareholders of the JSC RAO "USE of Russia" to proportional stocks distribution;

- UGC's stock market value defining;

- Openness of information on the actual profit receivers from the auctions participants and on the purchasers of large –scale (more than 25%) of the UGC 's share holdings;

- maximum transparency and simplicity of mechanisms;

- JSC RAO "UES of Russia" shareholder's rights security and interests protection.

The Issuer's activity in the power system mainly conditioned by the industry-wide trends.

Power system conflicted as with the problems of nonpayment peculiar to economic sphere at the macrolevel, as especially regional problems mainly in their relations with the Regional energy committee.

A year 2003 was the year of large starting objects having important meaning not only for power system, but for the whole Kuzbass. High voltage transmission line ВЛ-35 was successfully putted into operation in august month in the South Electric networks to electrify the distant village of the Gornaya Shoria of the Ust-Kabyrza being the largest in the district.

In March 2004 the segregation of repairing activity was finished in accordance with the Project on repairing activity reforming in the JSC "Kuzbassenergo" approved by the Project Group on reforming of repairing activity and optimization of technological services market in the JSC "RAO "UES of Russia" dd. 01.07.2003.

Also 3 affiliated companies with a 100% market share of the JSC "Kuzbassenergo" were founded and started their activity:

- JSC "Kuzbassetremont" – competitive energy repairing company, carries out its activity in electric power lines. Registered 04.03.2004.

- JSC "Engineering and analytical centre "Kuzbasstekhenergo" – competitive engineering company. Registered 09.03.04.

- JSC "Kuzbass energy repairing company" – competitive energy repairing company carries out current and capital repair of power plant equipment. Registered 01.03.2004.

The companies were created on the base of the JSC "Kuzbassenergo" property with its own personnel participation.

JSC "Kuzbassenergoservice" (100% SDC established on the base of property and personnel participation of the liquidated affiliated company RP "Kuzbassenergoremont") carries out current repair of boilers, turbines, transformers, also works in capital construction and technical reequipment, produces spare parts.

Subsidiary named "Maghistralnye electric networks" (Main-line electric networks) was created within the activity on reforming of electric network complex on the ground of the property complex on trunk transmission lines related to the Unique national electric network.

The Board of Directors approved an independent valuator to define a market value of property.

Agency contract between the JSC "Kuzbassenergo", MMSC "Siberia" and JSC "FSC UES" was made and satisfied, also a market evaluation of a cost of electric power system property together with ZAO "ENPI Consult".

Right- institutive documents over the all object forming was completed.

In February 2005 the Board of Directors of RAO "UES of Russia" adopted a decision on modification of the scheme of allocation of the main-line transmission lines of JS –energo. New order of electric network complex reforming provided:

1) transfer in the main-line network companies (MNC) over the divided balance of the objects of UNUS and monetary to the expenses compensation ;

2) payment of stocks belonging to JSC RAO "UES of Russia" to MNC allocated under the reorganization of JS-energo in the authorized capital of JSC"FNC UES";

3) joining of MNC as its segregation from the composition of JS-energo to one MMNC "Centre", which also the others MMNC simultaneously join.

Within the electric power reforming on the territory of Siberia the competitive sector of wholesale market was created which is till now extending to the European part of Russia and Ural.

Wholesale market of electric power in Russia is divided in two sectors, i.e. regulable (the Sate fixes the tariffs) and competitive, whose participants may sell at the free price to 15% of the outputted energy.

The 1st May 2005 the competitive sector of wholesale market of electric power was launched in Siberia.

14 affiliated companies of RAO " UES of Russia " took part in the first tenders in competitive sector of the wholesale market of the electric power on the territory of Siberia. The operator of competitive sector of the wholesale market of the electric power in Siberia is the Not-profit partnership « Administrator of trade system ».

The Board of Directors of the RAO "UES of Russia" approved the project on the JSC "Kuzbassenergo" reforming dd. 24.06.2005 and made changes in their decision dd. 23.04.2004 having approved the new configuration of the territory generating companies (in part of FGC-11 and FGC-12): FGC-11 should be formed on the ground of the generating assets of the JSC "Tomskenergo" and "Omskenergo"; FGC-12 should be formed due to the generating assets of the JSC "Altayenergo" and JSC "Kuzbassenergo" (except generating capacity being subject to split-off).

The JSC "Kuzbassenergo" contains 8 heat power stations of the fixed capacity 4,7 millions kw.

The JSC "Kuzbassenergo" reforming process will be carried out according to the base variant by the way of reorganization in form of segregation of the following societies together with a save of a structure of the stock capital:
JSC "Kuzbass regional electric power network company" - will fulfill functions on electric power transfer and distribution from the source to the consumers.
JSC "Kuzbass power supply company" – electric power sale and purchase. Also it is possible to endow with a guarantee supplier duties.
JSC "Main power lines Kuzbassenergo", whose assets will be the objects of power complex related to the Unique national power lines. It will carry out electric power transfer through the networks belonging to the Unique national (all-Russian) electric power lines.

The project provides saving generating assets and main heat power lines in the structure of the JSC "Kuzbassenergo" property.
The Companies must be formed and work independently since the 1st of July 2006 in accordance with their duties.
Taking into account the monopolistic situation of the JSC "Kuzbassenergo" at the forming power market, the Board of Directors reckoned as reasonable sale of generating assets of the JSC "Kuzbassenergo" -West-Siberian TETs and South Kuzbass GRES, and entrusted the Company's Board to submit to the meeting of the Board of Directors a decision on the terms and ways of sale of the aforementioned generating assets of the JSC "Kuzbassenergo" coordinated with all the ministries and authorities, minority joint stock companies of the JSC "Kuzbassenergo".
Further, generating assets of the "Kuzbassenergo" together with generation of the JSC 'Altayenergo" will be in the structure of the FGC-12.

The Board of Directors of the JSC "Kuzbassenergo" accepted a decision on the committee on reforming creation.
3 representatives of the RAO "UES of Russia", 2 representatives of the JSC "Siberian power company", 2 representatives of the JSC "Kuzbassenergo" and 1 representative of the JSC "Altayenergo" were involved in this committee.
The Committee's duties are: elaboration of all questions concerned the FGC-12 reforming process and their preparing to the Board of Directors of the JSC "Kuzbassenergo" consideration.
In accordance with the resolution of the Board of Directors of the RAO "UES of Russia", the Board of Directors of the JSC "Kuzbassenergo" approved a schedule of actions on reorganization in form of segregation of the JSC "Kuzbassenergo":

№	Actions	Term (not later)
1.	The Board of Directors of the JSC "Kuzbassenergo" about the reforming start up	18.07.2005
2.	The Board of Directors of the JSC "Kuzbassenergo" on convocation of the extraordinary general meeting of shareholders on the issue of reorganization	14.11.2005
3.	Extraordinary general meeting of shareholders of the JSC "Kuzbassenergo" on reorganization	30.12.2005

4.	General meeting of shareholders of the newly created joint stock companies on the Charters approval and election of management bodies of the each newly created company.	18.05.2006
5.	State Registration of the newly created joint stock companies	01.07.2006
6.	The Board of Directors of the newly created companies under the JSC 'Kuzbassenergo" reorganization on the results of the entrance balances forming.	20.10.2006

The Board of Directors of the JSC "Kuzbassenergo" defined the reforming as one of the priority trends of activity and approved the substantial reforming conditions in the 12 of July 2005.

By this present time the following actions have been hold: the extended inventory of property and financial liabilities within the limits of preparatory work of the dividing balance (DB) of the JSC 'Kuzbassenergo" as for a date of 30.06.2005, also dividing balance of the JSC 'Kuzbassenergo" submitted to the Working Group on drawing-up of DB of the RAO "UES of Russia".

A competitive pick of independent valuating institution among the registered valuators at the JSC RAO "UES of Russia" was spent to define a market value of stocks to redemption under the reorganization of the JSC "Kuzbassenergo".

The Board of Directors of the JSC "Kuzbassenergo" had elected as an independent valuator the Ltd. "Institute of property and financial activity valuation" (Tomsk). Independent valuator of the company prepared his report on the market value of stocks owned by the JSC "Kuzbassenergo" as for a date of 30.06.2005.

V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees)

5.1. Information about the structure and competence of the issuer's regulatory bodies
The Company's regulatory bodies are represented by:
- General Meeting of the Company's shareholders
- Board of Directors
- Management Board
- General Director

The Company is determined by the Articles of Association and by the internal documents of the Company, i.e.:

- Provision on the order of preparation and conducting of General meeting of Shareholders of JSC "Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 02.06.2003.,

- Provision on convocation and conducting of meetings spend by the Board of Directors of JSC 'Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 21.06.2002, with amendments and modifications approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 27.06.2005.

- Provision on the Management Board of JSC "Kuzbassenergo" approved by the Annual General meeting of shareholders of JSC 'Kuzbassenergo" dd. 21.06.2002.
Competence of the General meeting of shareholders, of the General Director and of the Management Board is determined by the Articles of Association approved by the Annual general meeting of shareholders dd. 21.06.2002 including the following modifications and amendments to the Articles of Association:

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 02.06.2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Annual general meeting of shareholders 02.06.2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 01.07.2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 26.09.2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 04.11. 2003;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 30.04.2004;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 22.06.2004;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Annual general meeting of shareholders 24.06.2004;

- modifications and amendments to the Articles of Association of JSC 'Kuzbassenergo" approved by the Board of Directors 25.03.2005

Articles of Association of the company including modifications and amendments, also internal documents regulating daily activity of the issuer's authorities are shown on the Web-page of the Company: http://www.kuzbassenergo.ru/ ***in paragraph "To Shareholders and investors" on the page « http://www.kuzbassenergo.ru/inf/ustav/index.shtml***

Competence of the General meeting of shareholders of JSC 'Kuzbassenergo"':
In accordance with paragraph 10.2 of the article 10 of the Articles of Association, the competence of the General meeting of shareholders includes:
1) alteration and amendment of the Company's Articles of Association or adoption of the Company's Articles of Association in a new edition;
2) reorganization of the Company;
3) liquidation of the Company, appointment of a liquidation committee and adoption of the intermediate and final liquidation balance sheets;
4) determination of number, nominal value, category (type) of the declared stocks and rights granted by these shares;
5) increase of the authorized capital of the Company through an increase of the nominal value of shares or through an additional placement of shares;
6) decrease in the authorized capital through a decrease in the nominal value of shares, through an acquisition by the Company of a part of the shares in an effort to decrease their total amount, and also through redemption of these shares acquired and bought out by the Company;
7) splitting and consolidation of the company's shares;
8) adoption of a decision on placing by the Company of bonds subject to convert into shares and others issuing securities subject to convert into shares;
9) election of members of the Board of Directors and early termination of their powers;
10) election of members of the revision committee of the Company and early termination of their powers;
11) approval of the Auditor of the Company:
12) adoption of a decision on powers transfer of the Corporate executive body to the management company (manager);
13) approval of annual reports, annual accounting statements including the Company's profit and loss accounts, as well as distribution of profits (including payment (announcement) of dividends except for profit distributed as dividends based on the results of the first quarter, six months, nine months of the fiscal year) and losses of the Company in the fiscal year;
13.1.) payment (announcement) of dividends based on the results of the first quarter, six months, nine months of the fiscal year;
14) determination of the procedure of the General Meeting of Shareholders;
15) making decisions about approval of transactions in the cases provided by art. 83 of the Federal law "On joint stock companies";
16) making decisions about approval of major transactions in the cases provided by art. 79 of the Federal law "On joint stock companies";
17) making decisions on participation in holding companies, financial and industrial groups, associations and other consolidated business entities;
18) adoption of internal documents regulating activities of the Company's authorities;
19) making decisions on payment to the members of the Revision Committee of the Company of remuneration and / or reimbursement ;
20) making decisions on payment to the members of the Board of directors of the Company of remuneration and / or reimbursement ;
21) making decisions on the other questions provided by the federal Law " On Joint stock companies".

Competence of the Board of Directors of JSC "Kuzbassenergo" " :
In accordance with paragraph 15.1 of the article 15 of the Company's Articles of Association the following issues are within the competence of the Board of Directors of the Company:

1) prioritizing business directions of the Company;
2) convening regular (annual) and extraordinary Meetings of the shareholders of the Company's unless otherwise provided by clause 14.8 of the article 14 this present Articles of Association and announcement on the date of conducting of the new general meeting of shareholders of the company instead of frustrated due to lack of quorum.
3) approval of the agenda of the General Meeting of Shareholders of the Company;
4) appointment of the secretary of the General Meeting of Shareholders of the Company:

5) deciding on the date of drawing a list of persons that are entitled to participate in the General Meeting of Shareholders and other issues that are related to preparation and holding of the General Meeting of Shareholders;

6) submitting issues envisaged by subparagraphs 2, 5, 7, 8, 12-19 of the paragraph 10.2 of the article 10 of this present Articles of Association for discussion of the General meeting of shareholders;

7) deciding on placement of bonds and other issued securities by the Company except the cases provided by the Federal Law "On Joint Stock Companies" and by the Articles of Association;
8) endorse decisions to issue securities, securities issue prospectuses, securities issue summary reports, securities issuer's quarterly reports; approve a share acquisition summary report;
9) determine the value (money valuation) of property, placement and buy-out price of issue securities in the cases specified by the Federal Law on Joint-Stock Companies, also in the cases provided by the subparagraphs 21,39 of the paragraph 15.1 of the present Articles of Association;
10) acquire shares, bonds and other issue securities placed by the Company, in the cases specified by the Federal Law "On Joint-Stock Companies";
11) alienation (disposal) of the Company's shares at the Company's dispose due to their purchase or buy-out from the shareholders by the company;

12) appointment of General Director and early termination of his powers;
13) election of members of the Management board of the Company and early termination of their powers; making decisions on payment to the members of the Management board of the Company of remuneration and / or reimbursement
14) making recommendations to the General Meeting of Shareholders concerning the size of remunerations and compensations to be paid to the members of the Company's Revision Committee; setting the size of the auditor's fees for his services;
15) make recommendations as to the size of dividends for shares and procedure of dividend payment;
16) approval of the Company's internal documents determined a procedure of forming and using the Company's funds;
17) decision making on the company's funds using; approval of the budget for the assets using over the special funds; examination of the budget fulfillment on the assets using over the special funds;
18) endorse the Company's internal documents, except for internal documents which are to be endorsed by the general meeting of shareholders of the Company also the other internal documents which are to be endorsed by the executive bodies of the Company.

19) approval of annual (quarterly) business-plan and of report on its lay-out, also approval (correction) of the control features cashflow (budget) of the Company and /or approval (correction) of cashflow (budget) of the Company;

20) creation of subsidiaries, opening of representation offices and their liquidation
20.1) making respective changes in the Company's Articles of Association concerning creation of the subsidiaries, opening of the representative offices of the Company (including changes of information on full company's name and location of subsidiaries and representative offices of the Company) and their liquidation;

21) deciding on the Company's participation in other organizations (including co-ordination of the chartered documents and candidates to the management bodies of the newly creating companies), market share changing (share's number, share size), charge of shares and stocks, termination of the Company's participation in other organizations.
22) defining a credit policy of the Company concerning the granting of loans, credits, guarantees and bails, liabilities under the bills (issue of promissory note and transfer note), transfer of the property to the pledge and decision making on the Company's transactions in the cases when the procedure of decision making is not provided by the credit policy of the Company;

23) endorse major deals in the cases provided by Chapter X, Federal Law "On Joint Stock Companies";
24) endorse transactions in the cases provided by Chapter XI, Federal Law "On Joint Stock Companies";
25) approval of the Company's registrar and terms and conditions of the contract with him, also cancellation of the

contract with him;

26) election of the Chairman of the Board of Directors of the Company and early termination of his powers;

27) election of the deputy Chairman of the Board of Directors of the Company and early termination of his powers;
28) election of the Secretary of the Board of Directors and early termination of his powers;

29) preliminary approval of resolutions on the Company entering into deals connected with the gratuitous alienation of the property of the Company or interests (demands) to itself or to the third parties; deals connected with exemption from the property liabilities before himself or before the third party; deals connected with gratuities rendering of services (works) by the Company to the third parties in the cases (amounts) determined by a separate procedure established by the Board of Directors, decision making on the transactions subject to making by the Company in the case when the aforementioned cases (amounts) are not defined;

30) decision making on the powers termination of the management company (manager);
31) decision making on appointment of the Acting as General Director and Members of the Management Board in the cases provided by paragraphs 19.11 and 19.12 of the Articles of Association;
32) bringing to disciplinary liability of the General Director of the Company and members of the Management Board, also their incentive according to the labor code of Russian Federation;

33) examination of the General Director's reports on the Company's activity (including fulfillment of his duties), also fulfillment of the decisions adopted by the General meeting of Shareholders and by the Board of Directors of the Company;

34) approval of the cooperation of the Company with the organizations where the company is interested;

35) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain".

a) on determining the agenda of a general shareholders meeting (Members) of a SDC;
b on reorganizing, liquidating a SDC;
c) on determining the number of directors on the Board of Directors of a SDC, nominating and electing its members and early termination of their terms of office;

d) on determining the quantity, nominal value, class (type) of the declared shares of SDC and rights conferred by these shares;
e) on increasing the authorized capital of a SDC by increasing the nominal value of shares or placing additional shares
f) on placing SDC securities convertible into ordinary shares;
g) on splitting, consolidating the shares of a SDC;
h) on approving major deals made by SDCs;
i) on participation of SDC s in other organizations (on joining an operating organization or establishing a new organization) as well as on acquiring, alienating or encumbering shares and units in the authorized capitals of organizations in which a SDC is a member, and on changing the unit in the authorized capital of the respective organization;
j) on making deals by a SDC (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;
k) on making changes and amendments to the chartered documents of SDC;
l) on determining the procedure for remuneration's payment to the members of the Board of Directors and Revision Committee of SDC;

36) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent

companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain":

a) on determining the position of SDC representatives on items of agendas of general shareholders meeting (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs, concerning the making (approval) of deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;

b) on determining the position of SDCs representatives on items of agendas of general shareholders meetings of (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs that are engaged in the production, transmission, dispatching, distribution and sale of electricity and heat, on reorganization, liquidation, and increase of the authorized capital of such companies by increasing the nominal value of the shares or by placing additional shares, and placing of securities convertible in ordinary shares

37) preliminary approval of decisions of resolutions on the Company entering into:
a) deals with the Company's non-circulating assets constituting 10 to 25% of the balance sheet value of those assets as of the date of the decision to make such a deal;

b) deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) determined by a separate procedure established by the Board of Directors of the Company;

38) decision making on the Company entering into deals that constitutes fixed assets or incorporeal assets of the Company constituting 5-25% of the balance sheet value of the fixed assets of the Company as for the date of the decision to make such a deal;

39) approval of nominees subject to election to the post of Sole executive body, other management bodies, supervision bodies, also candidate of the auditor of the companies, whose shares and units are held by the Company, intended to production, , transmission, dispatching, and distribution of electricity and heat , also repair and maintenance;

40) defining of insurance guarantees including approval of the Insurer of the Company;

41) approval of the independent valuator (valuators) of the company intended to define the value of shares, property and other fixed assets of the company in the cases provided by the Federal Law "on Joit Stock Companies, by the Articles of Association, also by separate decisions of the Board of Directors of the Company;

42) preliminary approval of collective agreement and other agreements made by the Company within the social-labor relations regulating;
43)approval of a candidate of the Financial consultant whose attraction is obligatory according to the Federal Law "On securities market".
Competence of the Sole and Corporate Executive Bodies of JSC "Kuzbassenergo":
Management of the current activity of the Company is in the competence of the Sole executive Body , i.e. General Director and of the Corporate Executive Body, i.e. Management Board of the Company.
The following issues are in the competence of the Management Board of the Company (according to the par. 20.2 of the art. 20 of the Articles of Association):

Competence of the Sole and Corporate Executive Bodies of JSC "Kuzbassenergo":
Management of the current activity of the Company is in the competence of the Sole executive Body , i.e. General Director and of the Corporate Executive Body, i.e. Management Board of the Company.

The following issues are in the competence of the Management Board of the Company (according to the par. 20.2 of the art. 20 of the Articles of Association):

- decision making on the issues related to the competence of the superior management bodies of the SDC 100% (one hundred) of the authorized capital in which is owned by the Company (according to the subparagraphs 37 and 38 of the paragraph 15.1 of the Articles of Association);

- preparation and submitting for consideration of the Board of Directors the reports on financial and economic activity of SDC, 100% (one hundred) of the authorized capital in which is owned by the Company;
- development and submitting for consideration to the Board of Directors the long-term plan of the main activity areas of the Company;
- preparation of annual (quarterly) business-plan and report on its lay-out, also approval (correction) the cashflow (budget) of the Company, in case if the Board of Directors of the Company did not approve the cashflow (budget) of the Company;
- preparation of report on financial and economic activity of the Company, on fulfillment by the Management Board of resolutions adopted by the General meeting of shareholders and by the Board of Directors of the Company;
- approval of education and professional development plans and actions for the labor staff of the Company;
- making decision on the entering into deals which subject are the property, works and services with constituting 1 to 5% of the balance sheet value of the fixed assets of the Company defined as for the date of such a decision making (except for the cases provided by the subparagraphs 39, 40 pf the paragraph 15.1 of the Articles of Association);
examination of reports on the results of the approved plans lay-out, also the programs, directions, report's examination, documents and other information on the company's activity and its subsidiaries and affiliated companies made by the deputies general directors, heads of the organization departments of the company;
- decision making on other issues concerning daily activity of the Company in accordance with resolutions of the General meeting of the Company, the Board of Directors, also the issues submitted for consideration to the Management Board by the General Director of the Company.

To the competence of the General director of the Company includes all issues of daily activity management of the Company except for related to the competence of the General Meeting of Shareholders of the Company , the Board of Directors and the Management Board of the Company.

The General Director acts without a power of attorney on behalf of the Company with those limitations provided by the legislation in force, by the Articles of Association and by the resolutions of the Board of Directors and performs the following actions on behalf of the Company:
- provides fulfillment of the activity plans of the Company obligatory to its tasks decision;

- organizes accounting process and reporting in the company;
- disposes of the Company's property, enters into the deals on behalf of the Company, grants powers of attorney , opens settlement accounts and other accounts of the Company in banks, other credit institutions (also in the cases provided by the current legislation in the institutions whish are the professional participants s of the securities market);
- issues orders, approves (accepts) instructions, local normative acts and other internal documents of the Company over the issues under his competence, gives instructions which are compulsory for execution by all the Company's staff;

- approves the Provisions on the subsidiaries and representative offices of the Company;
- approves the principal composition of the executive body of the Company;
- according to the principal composition of the executive body of the Company approves the staff list and official salary of the Company's labor staff;
- accomplishes his rights and duties as employer toward the labor staff of the Company provided by the labor legislation in force;
- carries out the functions of the Chairman of the Management board of the Company;
- distributes duties between the deputies General Director;

- submits for consideration of the Board of Directors the reports on financial and economic activity of subsidiaries and affiliated companies which shares (units) are in the property of the Company; also information on other companies where the Company has his interest except for the cases provided by the subparagraph 2)., paragraph 20.2 , article 20 of the Articles of Association;
- not later than forty-five (45) days before the date of the annual general shareholders meeting of the Company, submits the Company's annual report, balance of accounts, profit and loss statement, profit and loss distribution for the consideration of the Company's Board of Directors;
- makes decisions on other issues related to the current daily activity of the Company except the issued within the competence of General meeting of shareholders of the Company, the Board of Directors and the Management Board of the Company.

The Corporate Behavior (Governance) Code was not approved in the JSC "Kuzbassenergo", thus in its relations with the shareholders the JSC "Kuzbassenergo" is guided by the Corporate Governance Code of JSC RAO "UES of Russia" approved by the resolution of the Board of Directors of JSC RAO "UES of Russia" (minutes №104 dd. 09.11.2001).

The Company's Charter with all the amendments and modifications is placed on the Internet page:
www.kuzbassenenergo.ru/inf/zak.shtml

5.2. Information about members of the issuer's management bodies

Board of Directors:

1. **Vagner Andrey Alexandrovich** – ***Chairman the Board of Directors of the JSC "Kuzbassenergo"***

Date of birth: 1957.
Education: University degree
Experience for the last 5 years
Period: ***1998 - 2000.***
Institution: ***JSC "Kuzbassenergo".***
Post: ***First deputy general director***
Period: 2000 - 2004
Institution: ***RAO "UES of Russia"***
Post: ***Chief of the Department on electric plants***
Period: ***2004- present time***
Institution: ***RAO "UES of Russia"***
Post: ***Deputy managing director of the Business unit №2***

Share in the chartered capital of the Issuer: **0,027 %.**
Share of ordinary shares in the chartered capital: **0,027%**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activity: **none**

Enters into the Board of Directors of the following companies:

1. ***JSC "Berezovskaya GRES", Chairman of the Board of Directors since 10.06.2004;***
2. ***JSC "Permskaya GRES": member of the Board of Directors since 16.04.2004;***
3. ***JSC "FGC-10", Chairman of the Board of Directors since 31.03.2005;***
4. ***JSC "Penzenskaya energy holding company", Chairman of the Board of Directors since 01.01.2005.;***
5. ***JSC "Cheliabenergosbyt", Chairman of the Board of Directors since 31.01.2005;***

6. ***JSC "Nizhedorodskaya generating company", Chairman of the Board of Directors since 01.02.2005 ;***
7. ***JSC "Ugrerodny fund", member of the Board of Directors since 01.03.2005;***
8. ***JSC "Shaturskaya GRES-5", Chairman of the Board of Directors since 01.04.2005;***
9. ***JSC "Serovskaya GRES", Chairman of the Board of Directors since 01.04.2005 ;***
10. ***JSC "OGC-4", Chairman of the Board of Directors since 04.03.2005;***
11. ***JSC "Surgutskaya GRES-1" Chairman of the Board of Directors since 01.06.2005;***
12. ***JSC 'Stavropolskaya GRES", Chairman of the Board of Directors since 27.06.2005.;***

Bolshakov Andrey Nickolaevich , Member of the Board of Directors
Date of birth – 1955
Education: ***University degree***
Experience for the last 5 years:
Period: ***1998-2002***

Institution: ***Ministry of Russian Federation on nuclear power***
Post: ***Consultant***
Period: ***2002 – 2005***
Institution: ***Joint Stock Company "Siberian Coal Energy Company"***
Post: ***Deputy chief of Department on strategical development***
Period: ***2005 – present time***
Institution: ***Limited Liability Company "Investments and development Group"***
Post: ***Manager of projects on fuel-energy complex.***

Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Enters into the Board of Directors of the following companies:

1. ***JSC "Khabarovkenergo", Member of the Board of Directors since 27.06.2005 ;***
2. ***JSC "Omsk energy generating company", Member of the Board of Directors since 18.05.2005;***
3. ***JSC "Buriatgeneration", Member of the Board of Directors since 02.06.2005.;***
4. ***JSC "TGK-14 (Fuel generating company -14), Member of the Board of Directors since 07.12.2004.***

Bychkov Mikhail Yurievich – Member of the Board of Directors
Date of birth: ***1978***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999-2001***
Institution: **ZAO Legal agency "KB EGIDA"**
Post: **legal adviser**

Period: ***2001 – 2003***
Institution: ***Ltd. "FEAT"***

Post: **legal adviser**

Period : ***2003 – 2003***
Institution: **ZAO "Stoyteks Moscow"**
Post: **Head of corporate department**

Period: ***2003 – 2004***
Institution: ***Ltd. "Balance-Profi"***
Post: ***legal adviser***

Period: ***2004 – present time***
Institution: **JSC RAO "UES of Russia"**
Post ***Leading expert***

Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none** .
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Posts taken in the management bodies of the other legal entities:

Legal entity's name	Post
JSC "Energoteplocontrol" (Omsk)	Member of the Board of Directors
JSC "Northern Caucasia energy reparing company"	Member of the Board of Directors
JSC "Kuzbassetremont"	Member of the Board of Directors
JSC "Serovskaya TETS"	Member of the Board of Directors
JSC "Dzerzhinskaya TETS"	Member of the Board of Directors
JSC "Khakassetremont"	Member of the Board of Directors
JSC "Serovskaya GRES"	Deputy Chairman of the Board of Directors
JSC "Karacheyevo-Cherkesskenergo"	Member of the Board of Directors

Grekhov Andrey Nickolaevich – Member of the Board of Directors
Date of birth: ***1969***
Education: ***University degree***
Experience for the last 5 years:
Period: ***2000 - 2001***
Institution: ***JSC "Novosibirskenergo"***
Post: ***Deputy financial director***

Period: ***2001 – 2002***
Institution: ***«Vimm-Bill-Dann Azia"***
Post: ***Director on development***

Period: ***2002 – 2004***
Institution: ***«Vimm-Bill-Dann Azia"***
Post: ***Executive Director of the plants belonging to JSC "Ufamolagroprom" (Ufa)***

Period: ***2004 – 2004***
Institution: ***Financial expertise bureau***
Post: ***Consultant on electroenergetic's areas***

Period: ***2004 – present time***
Institution: ***JSC RAO "UES of Russia"***
Post: ***Chief expert of the Department of market of the Centre on reforming management.***

Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Evseenkova Elena Vladimirovna – Member of the Board of Directors
Date of birth: ***1980***
Education: ***University degree***
Experience for the last 5 years:
Period: ***2002 - 2003***
Institution: ***JSC RAO "UES of Russia"***
Post: ***First category Expert***

Period: ***2003 – 2004***
Institution: **JSC RAO "UES of Russia**
Post: ***Leading expert***

Period: ***2004 – present time***
Institution: ***JSC RAO "UES of Russia***
Post: ***Chief of the Department on financial analysis and forming of the dividends of the Department on economic planning and financial supervision.***
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**
Enters in the Board of Directors of the following legal entities:

- ***JSC "Berezovskaya GRES";***

- ***JSC "Orenburg heat generating company";***
- ***JSC "Surgutskaya GRES-1"***

Eliseeva Irina Eduardovna – Member of the Board of Directors
Date of birth: ***1978***
Education: ***University degree***
Experience for the last 5 years:
Period: ***1999 - 2002***
Institution: ***ZAO "TransExpert"***
Post: ***Legal adviser***
Period: ***2002 – present time***
Institution: ***Firm of attorneys №21 of the Bar "Moscow city Bar-1"***
Post: ***Advocate.***

Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Post taken in the management boards of the other legal entities:

Date	Full company's name, postal address	Post
29.03.2004	JSC "Orlovskaya main-line network company" №2, ploshad Mira, Orel, 302030	Member of the Board of Directors
27.05.2005	JSC "Amurenergo" 28, Shevchenko str., Blagoveshensk, Amur region, Russian Federation, 675000	Member of the Board of Directors
03.06.2005	JSC "Energoservice" 5, Gubkin prospect, Omsk-35, Russia, 644035	Member of the Board of Directors
24.06.2005	JSC "Daltekhenergo" 8, Oktiabrskaya str., Vladivostok, Primorsky region, Russia	Member of the Board of Directors
10.06.2005	JSC "Yakut energy repairing company" 2, Krzhizhanovsky str., Yakutsk, (Yakutia), Sakha republic, RF, 677000	Member of the Board of Directors
10.06.2005	JSC "Neriungruennergoremont" 2, Krzhizhanovsky str., Yakutsk, (Yakutia), Sakha republic, RF, 677000	Member of the Board of Directors
23.05.2005	JSC "Khabarovsk repair-building company" 10-a, Uzlovaya str., Khabarovsk, Russia ,680015	Member of the Board of Directors

26.08.2004	JSC "Kirovenergosbyt" 90, Engels str., Kirov, Russia	Member of the Board of Directors
12.11.2004	JSC "Cheliabenergosbyt" 260/2, Russiysskaya str., Cheliabinsk, Russia, 454091	Member of the Board of Directors
25.02.2005	ZAO MSC "Health Center "Energetic" 37, Kuzbasskaya str., Kemerovo, 650099	Member of the Board of Directors
23.06.2005	JSC AC "Omskenergo" 10, Partizanskaya str., Omsk, Russian Federation, 644037	Member of the Board of Directors
23.03.2005	JSC "Specavtokhoziaystvo" 23, Profsoyuznaya str., Chita, Russian Federation, 672090	Member of the Board of Directors
10.06.2005	JSC "Guberovsky repair-mechanical plant" Pozharsky district, Primorsky region, v. Novostroika, 692010	Member of the Board of Directors

Kozhura Ruslan Viacheslavovich – Member of the Board of Directors
Date of birth: ***1963***
Education: ***University degree***
Experience for the last 5 years:
Period: ***1999 – present time***
Institution: ***Firm of attorneys "Anis and Co." of the Bar 'Moscow city Bar "***
Post: ***Advocate***
Period: ***1999 – 2001***
Institution: ***International methodological association.***
Post: ***Senior research assistant, science secretary***
Period: ***2001 – present time***
Организация: ***Moscow Physicotechnical Institute (State University).***
Post: ***Senior law chair member***

Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Posts taken in the management bodies of the other legal entities:

Date of post taking	Full company's name	Post
24.07.2000	National Federation of consultants and auditors	Member of the Board, Chairman of the Committee
03.06.2005	JSC PRP "Omskenergoremont"	Member of the Board of Directors

29.03.2004	JSC "Orlovskaya power managing company"	Member of the Board of Directors
29.03.2004	JSC "Orlovskaya sales company"	Member of the Board of Directors
23.03.2005	JSC "Production-repairing company" (Chita)	Member of the Board of Directors
02.06.2005	ZAO "LuTEC"	Deputy Chairman of the Board of Directors
02.06.2005	JSC "Dalenergo"	Member of the Board of Directors
10.06.2005	JSC "Sakhaenergo"	Member of the Board of Directors
23.05.2005	JSC "Khabarovsk production and repairing company"	Member of the Board of Directors
23.05.2005	JSC "Khabarovsk energytechnical company"	Member of the Board of Directors
12.11.2004	JSC "Cheliabinsk generating company"	Member of the Board of Directors
03.12.2004	JSC "FGC-14"	Member of the Board of Directors
03.06.2005	JSC "Engineering and building company"	Member of the Board of Directors
29.04.2005	JSC "PRP-networks"	Member of the Board of Directors
24.06.2005	JSC "Dalenergosetproject"	Member of the Board of Directors
26.05.2005	JSC "Buriatsetremont"	Member of the Board of Directors

Mazikin Valentine Petrovich
Date of birth: **1945.**
Education: **University degree**
Experience for the last 5 years
Period: ***1998 -1998***
Institution: ***Kemerovo regional administration***
Post: ***Deputy Governor of Kemerovo region on coal industry***
Period: ***1998-2001***
Institution: ***Kemerovo regional Administration***
Post: ***First Deputy Governor of Kemerovo region for fuel and energy complex***
Period: ***2001 – present time.***
Institution: ***Kemerovo regional administration***
Post: ***First Deputy Governor of Kemerovo region***

Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Platonov Vladimir Yurievich - member of the Boar of Directors
Date of birth: ***1959.***
Education: ***University degree***
Experience for the last 5 years:
Period: ***1998 – 2004***
Institution: ***RAO "UES of Russia".***
Post: ***Deputy Chairman of the Management Board – Head of economic security and regime Department***
Period: ***2004- present time***
Institution: ***RAO "UES of Russia".***
Post: ***Member of the Management Board***

Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Shulin Maxim Igorevich – Member of the Board of Directors
Date of birth: ***1978***
Education: ***University degree***
Experience for the last 5 years:
Period: ***1999-2003***
Institution: ***JSC «Sverdlovenergo"***
Post: ***deputy chief of the department on financial planning and procedure on debtor's payments.***

Period: ***2003-2003***
Institution: ***representative office "Uralenergo" of JSC RAO "UES of Russia"***
Post: ***Adviser on the Board of Director's work***

Period: ***2003- present time***
Institution: ***Fund "Institute of professional directors"***
Post: ***Adviser.***

Share in the chartered capital of the Issuer: ***none***
Share of ordinary shares in the chartered capital: ***none***
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: ***none***
Participating interest in the issuer's subsidiaries and affiliated companies: ***none***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: ***none***
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: ***none***

Post taken in the management boards of the other legal entities:

Institution	Date of election	Location	Post
JSC "Altayenergo"	24.06.2005	16, P.S. Kulagin str., Barnaul, Altay region.	Member of the Board of Directors
JSC "Arkhenergo"	12.05.2005	3, Svobody str., Arkhngelsk, 163000	Member of the Board of Directors
JSC "Kirovenergo"	13.05.2005	51, Drelevsky str., Kirov, 610601	Member of the Board of Directors
JSC "Kurganenergo"	30.06.2005	40, Lenin str., Kurgan, 640000	Member of the Board of Directors
JSC "Omskenergo"	23.06.2005	10, Partizanskaya str., Omsk, 644037	Deputy Chairman of the Board of Directors
JSC "Permenergo"	01.06.2005	48, Komsomolsky prospects, Perm GSP, 614990	Member of the Board of Directors
JSC "Udmurtenergo"	31.05.2005	30, Sovetskaya str., Izhevsk, 426004	Member of the Board of Directors
JSC "Cheliabenergo"	26.06.2004	5, Revolutsia str., Cheliabinsk, 454000	Member of the Board of Directors
JSC "Votkinskaya GES"	15.06.2005	JSC "Votkinskaya GES", Chaikovsky, Perm region, 617761	Member of the Board of Directors
JSC "TGC-8"	21.03.2005	32, Krasnaya Naberezhnaya str., Astrakhan	Member of the Board of Directors
JSC "TGC-10"	28.03.2005	4, Universitetskaya str., Surgut, 628406	Member of the Board of Directors
JSC "Vladimirskaya generating company"	21.10.2004	108, B. Nizhegorodskaya str., Vladimir, 600016	Member of the Board of Directors
JSC "Voronezhskaya HEC"	20.05.2005	2, Arzamasskaya str., Voronezh, 394033	Member of the Board of Directors
JSC "Ivanovskaya Holding energy company"	08.10.2004	9/21, Kalinin str., Ivanovo, 153326	Member of the Board of Directors
JSC "Main-line network company" (Moscow)	28.02.2005	8, Rauchskaya naberezhnaya, Moscow 115035	Member of the Board of Directors
JSC "Mariyskaya regional generating company"	17.08.2004	47, Krylov str., Yoshkar-Ola, 424000	Member of the Board of Directors
JSC "Mordovskaya main-line network company"	16.11.2004	50, Lenin prospect, Saransk, Mordovia republic	Member of the Board of Directors
JSC "Novgorodskaya energy supply company"	16.02.2005	111, B. Saint-Petersburg str., Veliky Novgorod, 173008	Deputy Chairman of the Board of Directors
OP "Verkhne-Mutnovskaya GeoES"	21.03.2005	60., Ac. Korolev str., Petropavlovsk-Kamchatsky	Member of the Board of Directors

JSC "Penzenskaya energy management company"	06.08.2004	1/2, Pushkin str., Penza, 440000,	Member of the Board of Directors
JSC "Permenergoremont"	17.11.2004	48, Komsomolsky prospect, Perm, 614990	Member of the Board of Directors
JSC "Priokrskaya territorial generating company"	15.02.2005	99, Timiriazev str., Tula, 300600	Member of the Board of Directors
JSC 'Riazanskye main-line networks"	16.11.2004	39, Stroikov str., Riazan	Member of the Board of Directors
JSC" Sverdlov energy services company"	14.12.2004	38, Lenin prospect, Yekaterinburg, 620219	Member of the Board of Directors
JSC "Smolenskaya GRES"	16.11.2004	Smolenskaya GRES, Ozerny village, Dukhovshinsky district, Smolenks region, 216239	Member of the Board of Directors
JSC "Tambov generating company"	15.10.2004	23, Morshanskoye road, Tambov 392680	Member of the Board of Directors
JSC "Tver generating company"	13.10.2004	66, G. Dimitrov str., Tver, 170006	Member of the Board of Directors
JSC "Managing Compant Dagenergo" »	14.11.2004	73-a, Dakhadaev str., Makhachkala, Dagestan republic	Member of the Board of Directors
JSC "Yaroslavskaya supply company"	15.10.2004	42, Oktiabria prospect, Yaroslavl.	Member of the Board of Directors
JSC "Kirovenergospecremo nt"	26.01.2004	649, Luganskaya str., Kirov, 10044	Member of the Board of Directors
JSC "Magadanelectrosetrem ont"	02.04.2004	25. Rechnaya str., Magadan, 685000	Member of the Board of Directors
JSC "Neriungryenergoremo nt"	18.06.2005	Serevrianny Bor village, Neriungry, Neriungry region, Sakha republic (Yakutia), 678995	Member of the Board of Directors
JSC "Orenburgelectrosetre mont"	18.05.2005	52, Stanislavsky str., Orsk, Orenburg region, 462411	Member of the Board of Directors
JSC "Permelectrosetremont "	29.04.2005	Permskaya GRES, Dobrianka, Perm region, 618740	Member of the Board of Directors
JSC "Permelectroset-remont "	04.06.2004	38, Geroy Khasana str., Perm, 614041	Member of the Board of Directors
JSC "Severenergoremont"	06.02.2004	5, Energetikov str., Sosnogorsk, Komi republic, 165000	Member of the Board of Directors
ZAO "SC "Privatenergostrakh"	20.05.2004	70, Komsomolsky prospect, Perm, 614039	Member of the Board of Directors
Ltd. "SB "Permenergo"	27.05.2004	48, Komsomolsky prospect, Perm, 614990	Member of the Board of Directors

Shumilov Alexandeer Alexandrovich – deputy Chairman of the Board of Directors

Date of birth: ***1967***

Education: ***higher***

Experience for the last 5 years:

Period: ***1999-2000***

Institution*: Administration of N. Novgorod*
Post: **Assistant of the deputy Head of Administration, chief of the chamber of the deputy Head of Administration (leading municipal post of the 3rd group).**
Period: ***2000-2001***
Institution*: **LTD. "Firm Toner" (Novgorod)***
Post: ***Commercial Director***

Period: ***2001-2003***
Institution*: **JSC "Nizhnovenergo"***
Post: ***Deputy General Director on reforming and property.***

Period: ***2003- present time***
Institution: ***"MDM Group"/ ZAO "SUEC"/ ZAO"HC "SUEC / JSC "SUEC"***
Post: ***Deputy Director of department on the strategy.***

Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Должности, занимаемые в настоящее время в органах управления других юридических лиц:

Date of post taking	Full company's name	Post
march 2005	JSC "TGC-5" (4/4, Yakovlev str., Cheboksary, Chuvash republic)	Member of the Board of Directors
24.06.2005	JSC "Yakutenergo" (14, Fedor Popov str., Yakutsk, Sakha republic (Yakutia), 677000	Member of the Board of Directors
march 2005	JSC "UGC-6 (101, build.3, of.1209, Vernadsky prospect, Moscow, 119526)	Member of the Board of Directors
27.06.2005	JSC "Khabarovskenergo" (49, Frunze str., Khabarovsk, 680000)	Member of the Board of Directors
15.09.2005	JSC "Prokopievskenergo" (14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia)	Member of the Board of Directors
03.06.2004	JSC "Energoavtotrans"(6a, Novorossiyskaya str., Omsk, Russia, , 644022)	Member of the Board of Directors
29.04.2005	JSC "Production and repairing enterprise – Stations" (137, Kalinin str., Blagoveshensk, Amur region, JSC "Amurenergo"	Member of the Board of Directors
23.03.2005	JSC "Chitatechenergo" (23, Profsoyuznaya str., Chita, 672090)	Member of the Board of Directors
27.06.2005	JSC "PRP Primorenergoremont" (Luchegorsk village, Pozharsy district, Primorsky region, 692001 ZAO "LuTEC")	Member of the Board of Directors

November 2004	JSC "Tulaenergoremont" (101-a, Timiriazev str., Tula)	Member of the Board of Directors
29.03.2005	JSC "Orlovskaya generating company" (2, Mira ploshad, Orel, RF)	Member of the Board of Directors
26.08.2004	JSC «Management Company Kirovenergo" (51, Luganskaya str., Kirov, RF)	Member of the Board of Directors
12.11.2004	JSC "Cheliabinsk management power company" (5, Revolutsiy ploshad, Cheliabinsk, 454000)	Member of the Board of Directors
03.06.2005	JSC "Sotshera" (recreation department in the name of Strelnikov, Chernoluchie village, Omsk region, Russia,	Member of the Board of Directors
03.12.2004	JSC "TGC-14" (1, Lazo str., Chita, 627090, Russia)	Member of the Board of Directors
23.05.2005	JSC "Avtotransportenergo" (33, Krasnodarsky pereulok, Khabarovsk, 680067)	Member of the Board of Directors
24.06.2005	JSC «Dalenergotechcomplect" (19, Tigrovaya str., Vladivostok, Primorsky region, RF, 690600)	Member of the Board of Directors
25.05.2005	JSC "Altayelectroset" (2, Brilliantovaya str., Barnaul, 656037)	Member of the Board of Directors

Sole and corporate management bodies of the Issuer and authorities of the managing issuer.

The Sole executive body of the issuer also the members of the corporate executive body of the issuer:

Mikhailov Sergey Nickolaevich

Year of birth: ***1959***

Education: ***University degree***

Experience for the last 5 years:

Period: ***1999 - 2000***

Institution: ***JSC "Kuzbassenergo"***

Post: ***External manager***

Period: ***2000 - 2000***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Acting as General Director***

Period: ***2000 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post: ***General Director***

Share in the chartered capital of the Issuer: ***none***

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Grebennikov Alexey Antonovich

Year of birth: ***1939***

Education: ***University degree***

Experience for the last 5 years:

Period: ***1998 – 2001***

Institution: ***JSC "Kuzbassenergo"***

Post: ***First Deputy General Director***

Period: ***2001 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post: ***First Deputy General Director on general issues***

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Ivanov Boris Ivanovich

Year of birth: ***1960***

Education: ***University degree***

Experience for the last 5 years:

Period: **1999 – present time**

Institution: **JSC "Kuzbassenergo"**

Post: **Deputy General Director for fuel supply**

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Erofeev Alexander Kuprianovich

Year of birth: ***1959***

Education: ***University degree***

Experience for the last 5 years:

Period: ***2000 - 2000.***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Assistant of general director for accounts receivable***

Period: ***2000 - 2001.***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Deputy General Director for accounts receivable - Head of the marketing and investment planning department***

Period: ***2001 - 2002.***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Deputy General Director for accounts receivable and restructuring***

Period: ***2002 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Deputy General Director for corporate governance.***

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Lavrov Alexander Mikhailovich

Year of birth: ***1950***

Education: ***higher, Doctor of Economics, Corresponding Member of West-Siberian Department o f Academy.***

Experience for the last 5 years:

Period: ***1997-2001***

Institution: ***Kemerovo regional Administration***

Post: ***Deputy Governor on economy and finance***

Period: ***2001-2002***

Institution: ***Representative office of LTD. "Elke Trading", Kemerovo***

Post: ***General manager on projects in the Kuzbass***

Period: ***2002-2004***

Institution: ***Kemerovo State University***

Post: ***Head of the marketing chair.***

Period: ***2004 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Deputy General Director on finance and economic***

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Petrov Leonid Prokhorovich

Year of birth : ***1961***

Education: ***University degree***

Experience for the last 5 years:

Period: ***1998-2004***

Institution: ***"Energosbyt" subsidiary of JSC "Kuzbassenergo"***

Post: ***Deputy Director.***

Period: ***2004 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director on supply, Director of the subsidiary "Energosbyt".***

Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Gretsinger Yury Alexandrovich
Year of birth: ***1953***
Education: ***higher***
Experience for the last 5 years:
Period: ***1998 – 2004***
Institution: ***JSC "Kuzbassenergo"***
Post: ***deputy General Director on capital construction***

Period: ***2004 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***deputy General Director on production, Technical Director***

Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Sole and corporate management bodies of the Issuer and authorities of the managing issuer.

The Sole executive body of the issuer also the members of the corporate executive body of the issuer:
Mikhailov Sergey Nickolaevich

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer

In accordance with Regulations on payment of compensation and remuneration to the members of the Board of Directors approved by the general meeting of shareholders of the Company, dd. 02.06.2003, remuneration to the members of the Board of Directors shall be paid in the following order:

1. *for participation at the meeting of the Board of Directors (whether the form) to the member of the Board of Directors of the company in sum of five times over minimal month rate of employer of 1st grade, fixed by branch tariff agreement for the day of the meeting of the Board of Directors holding .*
2. *If the general meeting of shareholders approved a decision on dividend payment on the ordinary shares of the company over the results of financial year (or over results of the 1st quarter/ half year/ nine months) to the member of the board of Directors shall be paid a remuneration, which sum shall be calculated according to amount of declared by the company dividends on ordinary shares and quantity of meetings where the member of the Board of Directors took part.*

Remuneration's amount paid to the Chairman of the Board of Directors shall be increased to 50%.

Besides, all travel expenses shall be paid as compensation to the member of the Board of Directors.

During the year 2004, the Company paid remuneration amounted RUR 1 633 595 (one million six hundred thirty three thousands five hundred ninety five) to the members of the Board of Directors

Income of members of the Management Board is formed from the income of the stuff employees of JSC "Kuzbassenergo" , also remuneration defined according to the labor contract concluded with the member of the Management Board. Labor contract in accordance with the "Resolution on the Management Board of the Kuzbass open joint stock company of energy and electrification" approved by the general meeting of shareholders of JSC "Kuzbassenergo" dd. 21.06.2002 on behalf of the Company shall be signed by the Chairman of the Board of Directors or by the person authorized by the Board of Directors of the Company.

Provisions of the labor contact shall be defined by the Board of Directors or by the person authorized by the Board of Directors of the Company to subscribe the labor contract.

Monthly remuneration equal to 10% of the official salary shall be paid to the member of the Management Board.

Remuneration's amount shall be increased by the actual growth of the consumer's costs rate in accordance with the sectoral tariff agreement.

Member of the Management Board may be additionally encouraged in the order and on the terms approved by the Board of Directors of the Company.

At the outcome of the year 2004 the sum of income paid to the all Members of the Management Board was 21 895 103 roubles.

*During the 9 months of the year 2005 – RUR 8 481 066 (eight millions four hundred eighty one thousands and sixty six (* except the General Director income).*

5.4.Information about the structure and capacity of the units of control over the issuer's financial and economic activities

To exercise control over financial and economic activities of the Company the General meeting of shareholders elects the Revision Committee of the Company for a period up to the next annual general meeting of shareholders.

The number of members of Revision Committee is 5 (five) persons.

The competence of the Revision Committee of the Company (according the art. 22 "Revision committee and the Company's Auditor" of Charter of JSC "Kuzbassenergo" is the following:

- *endorsement of data adequacy contained in the annual report, accounting report, profits and losses account of the Company;*
- *analysis of financial situation of the Company, reveal of the Company's financial situation improvement reserve and recommendations for the Management Bodies of the Company;*
- *control and analysis of adequacy and completeness of the Company's auditor review;*
- *supervision (revision) of financial and economic activity of the Company, i.e.:*
- *supervision (revision) of financial, accounting, payment and account documents of the Company concerning the Company's financial and economic activity in order to check out its compliance with the RF*

legislation, with Articles of Association, internal and other documents of the Company;

- *control of the safety and using of the fixed assets;*
- *control of the compliance of the fixed order of debt amortization of insolvent debtors on the Company's losses;*
- *control of the Company's cash assets outlay in accordance with the fixed business-plan and budget of the Company;*
- *control of forming and using of the reserve and other special funds of the Company;*
- *check-out of accuracy and timeliness of the Company's share dividends to be charged and paid, also the bonds interests and other securities profit;*
- *check-out of execution of the earlier issued orders to eliminate violations and defects revealed by the previous check-out (revisions);*
- *approval of the data adequacy and completeness on the interest (absence of interest) of member of the Board of Director, also the person executing the Sole executive Body authorities including the management company or a manager, member of the Management Board in transactions provided by the art. XI of Federal Law "On Joint Stock Companies";*

- other activities (actions)concerning the check-out of financial and economic activity of the Company.

Provisions on the Revision Committee of the JSC "Kuzbassenergo" approved by the Annual general meeting of shareholders is applied in the Company in the 21 of June 2002.

Department on control and analysis and Service on economic and informational security and procedures are the apparatus of the executive body of the Company exercising internal control.

Department on control and analysis carries out the supervision according to the annual schedule of the complex check-out execution approved by the general Director; but the annual plan for the Service on economic and informational security and procedures is subject to approval by the deputy general director on security, deputy general director in corporate governance and deputy director on security of issues exercise the plan fulfillment supervision.

Furthermore the Financial department, Legal department and if necessary engineering and other services participate in the process of supervision.

Department on internal auditing was established in 1995. Отдел внутреннего аудита создан в 1995 году. The number of members of this department is 5 (five) persons, with its chief Mrs. Laritskaya Tatiana Dmitrievna: year of birth 1955, education –higher, has a certificate of professional auditor.

Principal functions of the Department on internal audit:

- *organizing and spending of the complex and target check-outs of financial and economic activity of the company's subsidiaries and affiliated companies;*
- *control over the subsidiaries revision committee's activity;*
- *appraisal of internal audit efficiency and procedure, elaboration and appraisal of the control procedures spent by subsidiaries, also by organization departments of the Company;*
- *checking-out of the legislation compliance to the company's internal normative documents; also requirements on the accounts policy and execution of decisions and resolutions of the management bodies and the management of the Company;*
- *checking-out of the Company's property availability, condition and safety;*
- *analysis of the information received as a result of checks, development and submitting in accordance with established procedure to the management bodies of the Company of the reports on the results of checks, also proposals on elimination of the revealed violations and defaults, recommendations on determination of efficiency of Company's financial investments in the authorized capitals of enterprises and institutions;*
- *target checking- out aimed to define efficiency of the company's financial investments in the authorized capitals of enterprises and institutions;*
- *analysis of financial and economic situation of SDC aimed to evaluate the subsidiary's activities results to make management decisions;*

- ***organization of a competitive selection of the auditing firms to conduct the external audit of the subsidiaries;***
- ***cooperation with external auditors in of financial and economic activity of the subsidiaries checking-out, examination of the external auditor's reports and submitting of proposals to the management bodies of the Company on safety and expediency of this auditing firm services using;***
- ***auditor's activity methodology perfection;***
- ***participation in drawing-up of the annual production and technical-economic report of the Company;***
- ***preparation of information on the results the spent check-outs to the balance committee etc.***

Chief Accountant of the Company cooperates with the external auditor.

Order of the JSC "Kuzbassenergo" "On approval of the model documents on protection of information being the trade secret " is on the stage of development will be represented in the quarterly report for the 4th quarter of this current year.

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities

Personnel composition of the Revision Committee:

Rudnev Dmitry Andreevich

Education: ***higher***

Experience: ***present time***

Institution: ***JSC RAO "UES of Russia"***

Post: ***Chief specialist of Department on business planning of the Corporate Center***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Smirnova Elena Evgenievna

Year of birth: ***1976***

Education: ***higher professional***

Experience for the last 5 years:

Period: ***1999 - 2001***

Institution: ***Ltd. "Avicom A"***

Post: ***deputy chief accountant, financial controller***

Period: ***2001 – 2003***

Institution: ***Representative office "Centerenergo" of JSC RAO "UES of Russia"***

Post: Adviser on revision committee's activity

Period: ***2003-2004***

Institution: ***ZAO "Transservicenergo"***

Post: ***Deputy General director on economics***

Period: 2004 - present time

Institution: ***JSC RAO "UES of Russia"***

Post: ***Chief of department of Business-unit №2 on revision committee's activity***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Dolgopol Olga Semenovna –Chairman of Revision Committee

Year of birth: ***1948***

Education: ***higher***

Experience for the last 5 years:

Period: ***1997- present time***

Institution: ***JSC RAO 'UES of Russia".***

Post: ***Leading specialist, deputy chief of department; chief of department of financial audit of Corporate Center of JSC RAO 'UES of Russia".***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Blagoveshenskaya Larisa Valentinovna

Education:.***higher***

Experience for the last 5 years:

Period: ***present time***

Institution: ***JSC RAO 'UES of Russia".***

Post: ***Chief of section of department on economic planning and financial control of the Business Unit -№ 2***

Share in the authorized capital of the Issuer: none

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Laritskaya Tatiana Dmitrievna

Year of birth: ***1955***

Education: ***higher professional***

Experience for the last 5 years:

Period: ***2000 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Chief of department on internal audit and analysis of the Department on control and analysis***

Share in the authorized capital of the Issuer: **none**

Share of ordinary shares in the authorized capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities

Remuneration and compensation to the members of Revision Committee are paid in accordance with Regulation in force on payments of remuneration and compensation to the members of Revision Committee of the Company, approved by annual general meeting of shareholders of the Company, (minutes №10, dd. 21.06.2002.)

Total sum amounted RUR 1 120 988 (one million one hundred twenty thousands nine hundred eighty eight rubles) was paid to the members of the Revision Committee at the outcome of the year 2004.

5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)

Index	3 quarter 2005
average number of personnel, peoples.	9342
Share of personnel of the issuer having the higher professional education, %	32,46
Volume of money terms aimed to remuneration of labour, thousands RUR	400 215 100
Volume of money terms aimed to social security, RUR thousands.	
Total volume of the expended assets, RUR thousands	

Employees of the Issuer having effect on a financial and economic activity of the Issuer (key personnel):

There are no such personnel entering in the management bodies of the Company and having essential effect the financial and economic activity of the Issuer.

Information on a trade-union body availability in the Company:

Personnel (workers) of the JSC "Kuzbassenergo" established the trade-union.

Major purpose of the trade union activity being a public union is the right protection, social guarantees of the personnel (trade union members) ensuring. Priority tasks are: timely salary, social guarantees and development of traditional sphere of trade union activities (labor protection, repose, sanitation of personnel their families).

Labour stuff of the JSC "Kuzbassenergo" approved a labour contract 2005-2006 at the conference spent In

15.12.2004 .

The labour contract is a legal deed adjusting a social and labour relations between the stuff and the JSC "Kuzbassenergo" as employer, also establishing remuneration norms and other working conditions, social benefits and guarantees together with the law in force.

Labour contract aimed to secure an effective work of the JSC "Kuzbassenergo", also protection of social and economic rights and interests of the employees, and maintenance of a normal standard of their living.

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)

There are no agreement or obligations of the Issuer related to the possibility of the Issuer's employees' (workers) participation in its authorized (share) capital (unit trust). The possibility of offering the Issuer's employees (workers) the Issuer's options is not provided for.

VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest

6.1. Information about the total number of shareholders (participants) of the issuer

The total number of the Issuer's shareholders as of the date of the end of the reporting quarter by 30 of of September 2005: 1735

8 of them are the nominal holders:

1. ***ZAO "Raiffaizedbank Austria" ;***
2. ***"Deutscher Bank" limited liability company;***
3. ***ZAO "Depository and Clearing Company";***
4. ***"ING BANK "UERASIA) ZAO (Closed joint stock company);***
5. ***Not-profit partnership "National depository center";***
6. ***Closed Joint Stock Company commercial bank "Citybank";***
7. ***Ltd. "Depository and corporate technologies" ;***
8. ***ZAO "International Moscow Bank";***

.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its authorized (pooled) capital (unit trust), or at least 5 percent of its ordinary shares; information about the participants (shareholders) of such entities owning at least 20 percent of their authorized (pooled) capital (unit trust) or at least 20 percent of their ordinary shares

Full company name and abbreviation: **Limited liability company *"Depository and corporate technologies", Ltd. Depository and corporate technologies"(nominal holder)***
Location: ***17, build. 1, Ramenky str., Moscow, 119607***
Share in the issuer's authorized capital: ***49 %***

Shareholders (participants) owning at least 20 percent of the authorized capital of the issuer's shareholder (participant):
Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Location: ***7, Kitaigorodsky prospect, Moscow, Russia***
Taxpayer Identification Number: ***7705018828***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

Full company name and abbreviation: ***Closed Joint Stock Company "Raiffaizedbank Austria" ZAO "Raiffaizedbank Austria" (nominal holder)***
Location: ***17, stroienie 1, Troitskaya str., Moscow, RF, 129090***
Share in the issuer's authorized capital: ***43,47 %***

Shareholders (participants) owning at least 20 percent of the authorized capital of the issuer's shareholder (participant):
Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company", JSC "SUEC"***
Location: ***1, stroieniye 3, Maly Golovin pereulok, Moscow, 103045***

Taxpayer Identification Number: *7708129854*
Share in the issuer's authorized capital: ***43,47%.***
Share of the issuer's ordinary shares: ***43,47 %.***

6.3. Information about the share of the government or municipal authority in the issuer's authorized (pooled) capital (unit trust), existence of a special right ("golden share")

The share of the government or municipal authority in the issuer's authorized capital:
Legal form: ***RF subjects***
Share: ***0.000016 %***
Share holding's manager: ***Kemerovo regional Committee on the state property management***
Location: ***58, Sovietsky prospect, Kemerovo, 650099***
Share holding of the issuer fixed by the State (municipal) property: ***no***
Share holding being in the State (municipal) ownership: no such a share.
Existence of a special right for participation of Russian Federation, subjects of Russian Federation, municipal institutions in the issuer's management of ("golden share"): none

6.4. Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)

Restriction of the number of shares in possession of one shareholder, and /or their total nominal value, and/or maximum number of votes granted to one shareholder, are not stipulated by the Issuer's Articles of Association. The legislation of the Russian Federation or other regulatory acts of the Russian Federation do not provide for restrictions for the participation of foreign entities in the issuer's authorized capital.
There are no other restrictions related to participation in the issuer's authorized capital.

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its authorized (pooled) capital (unit trust) or at least 5 percent of its ordinary shares

The list as for the date of September, 14 2000:

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia".***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***
Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's authorized capital: ***13,12 %***
Share of the issuer's ordinary shares: ***13,12 %***
Full company name and abbreviation: ***VANGUARD INTERNATIONAL***
Share in the issuer's authorized capital: ***8,28 %***
Share of the issuer's ordinary shares: ***8,28 %.***

The list as for the date of 23.04.2001:

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***
Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's authorized capital: ***8,85 %***

Share of the issuer's ordinary shares: ***8,85 %***

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's authorized capital: ***18,96 %***
Share of the issuer's ordinary shares: ***18,96 %.***

The list as for the date of February, 25, 2002:

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's authorized capital: ***12,87 %.***
Share of the issuer's ordinary shares: ***12,87 %***

Full company name and abbreviation: ***Renaissance Securities (Cyprus) Limited***
Share in the issuer's authorized capital: ***7,42 %***
Share of the issuer's ordinary shares: ***7,42 %***

Full company name and abbreviation: ***Mastill Enterprises Limited***
Share in the issuer's authorized capital: ***6,24 %***
Share of the issuer's ordinary shares: ***6,24 %***

Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's authorized capital: ***7,17 %***
Share of the issuer's ordinary shares: ***7,17 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 8 .05.2002:

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's authorized capital: ***15,06 %***
Share of the issuer's ordinary shares ***: 15,06 %***

Full company name and abbreviation: ***Trans - Siberian Electricity Company Limited***
Share in the issuer's authorized capital: ***15,00 %***
Share of the issuer's ordinary shares: ***15,00 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***

The list as for the date of 18 .04. 2003:

Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's authorized capital: ***19,36 %***
Share of the issuer's ordinary shares: ***19,36 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's authorized capital: ***15 %***
Share of the issuer's ordinary shares: ***15 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of **7 .05. 2004:**

Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's authorized capital: ***14,45 %***
Share of the issuer's ordinary shares: ***14,45 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's authorized capital: ***17,61 %***
Share of the issuer's ordinary shares: ***17,61 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of **13 .05.2005:**

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".***
Share in the issuer's authorized capital: ***43,44 %***
Share of the issuer's ordinary shares: ***43,44 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

6.6. Information about the deals made by the issuer, in which it had an interest

The Board of Directors by its decision (minutes №2/11 , dd 28.07.2005) approved conclusion of the sales contract of real estate property between JSC "Kuzbassenergo" and Ltd. "SO-TsDU UES" which is the deal in which it had an interest.

Contract' price: the price of the contract's services amounts RUR 121 977 000 (One hundred one million nine hundred seventy seven thousand rubles).

In the reporting quarter regulatory bodies of the issuer did not approve any deals which cost is 5% and more percents of the balance value of assets in which the issuer had an interest.

Price (cost) of the alienated real estate property amounted:

1. ***Industrial building, including fence – RUR 3 601 508 (three million six hundred and one thousands five hundred eight) including VAT (18%) 0 RUR 549 382 roubles 58 kopecks;***
2. ***Land – RUR 81 600 (eighty one thousand six hundred), except VAT.***

In the reporting quarter regulatory bodies of the issuer did not approve any deals which cost is 5% and more percents of the balance value of assets in which the issuer had an interest.

6.7. Information about the amount of accounts receivable

Information on the accounts receivable amount by the 30.09.2005 :

Accounts receivable type	**Date of payment**	
	Less a year	**Less a year**
Buyers and customers' accounts receivable debts, RUR	701 796 000	197 555 000
Including overdue , RUR	535 609 368	X
Accounts receivable in bills receivable, RUR	672 938 000	0
Including overdue , RUR	0	X
Founders' accounts receivable in chartered capital stock payment, RUR	0	0
Including overdue , RUR	0	X
Accounts receivable in paid out advanced money, RUR	275 176 000	903 000
Including overdue , RUR	39 503 078	X
Other accounts receivable, RUR	788 728 000	221 680 000
Including overdue , RUR	191 646 273	X
Total, RUR	2 438 638 000	420 138 000
Including total overdue , RUR	766 758 719	X

Debtors who is to pay not less than 10% of total accounts receivable:

Debtor's name, location	Debt amount, RUR	The past-due debt, RUR	penalties, fines	Affiliation	Market share of the JSC "Kuzbassenergo" in the Chartered capital of the affiliated person
KOAO "Azot"	301 461 000	123 341 000	0	Не является	-

During the reporting quarter the JSC "Kuzbassenergo" accounts receivable reduced by RUR 637 677 thousands or by 18,2%, including due to:

- buyers and costumers payments – by RUR 487 382 (by 35%) ;

- payments with the affiliated companies – by 487 382 rubles or 53% (withdrawal of bills of exchange from the credit liabilities of the JSC 'Kuzbassenergo").

Accounts receivable on the settlement with the budget increased by RUR 297 719 thousands due to recalculation of profit tax (overpayment in the budget amounted RUR 76 552 thousands owing to the made reckoning on the profit tax accrued due to the fines and penalties charge off by the 30.06.2005).

VII. The Issuer's accounting reports and other financial information

7.1. The issuer's annual accounting reports
Annual accounting report for the year 2004 represented in the body of the quarterly report of the Issuer for the I quarter of the year 2005.

7.2. The issuer's quarterly accounting reports for the last completed fiscal quarter
Quarterly accountability for the III quarter of 2005 is represented by the:
- *balance sheet (form № 1);*
- *profit-and-loss statement (form № 2);*

Quarterly accountability for the III quarter of the year 2005 is included in the report as appendix 1.

7.3. The issuer's consolidated accounting reports for the last completed financial year (consolidated balance sheet)
Consolidated accounting reports of the issuer for the year 2004 was shown in the quarterly report for the II quarter 2005.
Consolidated financial report for the year 2004 composed in accordance with International Standards of financial report was shown in the quarterly report for the II quarter 2005.

7.4. Information about the issuer's accounting policy

Basic provisions of the company's accounting policy in 2005

1. Basic provisions

1.1. These Provisions apply to JSC "Kuzbassenergo", its subsidiaries and representative office.
1.2. Accounting and tax keeping in the executive apparatus of the Company, in subsidiaries and in the representative office is carried out by accounting services headed by the chief accountant.
Subsidiaries and representative office shall present to the executive body of the Company incompleted accounts subject to further balancing and processing, also calculation of the separate taxes to submitting to the higher echelons and taxation bodies
Subsidiaries and affiliated joint stock companies shall to keep accounting singly, also to make up balances and other accountings reports, to pay tax and fees in accordance with law in force.
2.Accounting policy of the Company based on admissions applied in accounting keeping and reporting (par. 6 of PBU 1/98, Order of MF RF dd. 9.12.1998 №60n):
- *Property isolation;*
- *Continuity of the Company's activity;*
- *Sequence of accounting policy applying;*
- *Temporary determinacy of factors of economic activity;*

3. Ways of accounting keeping chosen by the Company under accounting policy forming must be apply by all subsidiaries and representative offices independently from their location.

4. Manager and Chief accountant of the Company, also managers and chief accountants of subsidiaries and representative office must adhere:
4.1.In organizing and bookkeeping, making and submitting of accounting reports shall be maintained the principle requirements of accounting policy: completeness, timeliness, discretion, priority of the contents, consistency and rationality (p. 7 PBU 1/98).

4.2. Accounting of property, liabilities and business transactions shall be carried out on the related accounts of

accounting included in the approved Unified working plan of the accounting accounts of the Company (Appendix № 2 to this present Provisions), developed on the ground of the approved Order of the Ministry of Finance of Russian Federation dd. 31.10.2000 №94n "Plan of accounts of the accounting pf financial and economic activity of the company" including the software functionality used in the company.

4.3. Accounting of property (except for the fixed assets), liabilities and business transactions is carried out in RUR including kopecks without rounding-off. Fixed assets shall be accounted in rubles. Amounts difference of such rounding-off shall be added to the account 91 "Other profits and losses" in composition of unrealized profits (losses).

4. 4. Documentation of business transactions, their reflection in the registers of accounting shall be carried out strictly on time without any omissions and withdrawals according to the Provisions on documents and documents circulation in book keeping (Order №105 dd. 29.07.83 of the MF of USSR), on the ground of schedules of accounting document circulation.

Input forms of accounting registers (ledger, order-books, payment and losses statements etc.) created by means of computer engineering are printed every month and subscribed by the executive and chief accountant (or by the deputy person).Chief accountant bears responsibility for information safety (on paper and on computer carriers).

4.5. Primary accounting documents are accepted to the account if they are made under the form contained in albums of unified forms of the primary accounting documentation. Documents, which form it is not stipulated in these albums, should contain the following obligatory essential elements

- name of document;
- date of document drawing up;
- name of institution who has drew up the document;
- contents of business transaction;
- gauges of business transactions in natural and monetary terms;
- name of authorities responsible for business transactions and its drawing up validity;
- personal signatures of the aforementioned persons and their full names.

Suggested forms of the singly developed documents are in the Appendix 2.

With a view to simplify initial information and to get information in full volume on working time using and salary charging I approve and allow to use the table of new model that is modification of the forms № T-12 and T-13 (Appendix №2 of these present Provisions).

4.6. Documents circulation's rules of Company aimed to book keeping and reporting shall be regulated by the documents circulation's schedule approved in the executive body, also in subsidiaries and affiliated companies. Documents circulation's schedule fixes terms the initial accounting and other documents to be rendered to the Accounting of the Company.

4.7. Terms and volume of accounting reports of the Company subject to rendering to the corresponding State supervisory bodies are not fixed by the schedule of the document circulation, but are under supervision of legislation in force.

Terms and volumes of accounting reports subject to granting to the executive body by the subsidiaries and affiliated companies shall be fixed by Chief Accountant of the Company.

4.8. Annual accounting reports of the Company shall be examined and approved by the general meeting of shareholders, also shall be rendered in accordance with terms and addresses provided by the art. 15 of Federal Law №129-FZ dd.21.11.1996 "On accounting" (edition dd. 30.06.2003).

4.9. Directors of the Company have power to sign the initial accounting documents in accordance with regulatory documents of the Company. Directors of subsidiaries, representative offices and departments have power to sign the initial documents under their power of attorneys issued by the Company or under regulatory documents of the Company if it follows from their functions execution.

4.10.Documents used to form business transactions with monetary funds (on accounts and in cash of the company) shall be signed by the general director of by chief accountant, also may be signed by their deputies on corresponding items or by authorized persons (in subsidiaries – by directors and by chief accountants, and/or by persons authorized by the regulatory documentation).

4.11. Contents of the registers of accounting, tax and internal accounting reporting are the commercial classified information.

Persons who have gained access to the information contained in the accounting registers and in the internal accounting reports have to keep commercial classified information. They bear responsibility prescribed by the

legislation of Russian Federation for disclosure of information.

4.12. Chief accountants of subsidiaries and of representative office in accordance with Federal Law on accounting and reporting in RF, exercise supervision of the operation's reflection, submitting of operative information, accounting reports drawing up in accordance with the fixed terms, exercising (together with other bodies) of analyses of financial on matters concerned accounting arrangement, reports drawing and tax payment, order and methods of supervision.

4.13. Directors and chief accountants of subsidiaries and representative office are responsible for accounting and tax arrangement and keeping, also conformity of business transactions to the legislation in force (art. 6 of the Federal Law On accounting).

5. Book keeping methods

5.1.Fixed assets accounting

5.1.1. Fixed assets in particular the part of the Company property agreeable to the standards of par. 4 of PBU 6/01 "Fixed assets accounting" (Order of MF RF №26n dd. 30.03.2001 (ed. 18.05.2002), also to methodological recommendations on fixed assets accounting (Order of MF RF №91n dd.13.10.2003) are as follows:

- *buildings;*
- *constructions;;*
- *working and power machines and equipment;*
- *measuring and adjustment devices and equipment;*
- *computer techniques;*
- *transport;*
- *instruments;*
- *production and household equipment and items;*
- *plough, productive and pedigree cattle;*
- *perennial plantations;*
- *interfarm roads;*
- *other fixed assets;*
- *capital investments on radical improvement of the grounds;*
- *capital investments in the rented objects of the fixed assets;*
- *lands, plots, objects of nature management (being in the property of the company).*

To define composition and classification of the fixed assets it's necessary to guide the All-Russian classifier of fixed assets (OK-013-94) approved by Resolution of the State Committee of RF on standards, metrology and certification dd. 26.12.94 №359.

Drawing up of acceptance of the fixed assets in the composition of the Company is under authority of acceptance committees created:

- *in the executive apparatus by the Order "On acceptance's order of the fixed assets to the balance in the executive apparatus of JSC 'Kuzbassenergo" dd. 30.12.2003 №711;*
- *in the subsidiaries – by the same Orders.*

Fixed assets acquired with a purpose to further sale shall be accounted on the account 41 'Goods".

5.1.2. Inventory object shall be regarded as a unit of accounting of the fixed assets that is the object with all adjustments and accessories or separate constructively detached object subject to some single functions fulfillment, or separate complex of constructively jointed objects as an integration subject to the defined work fulfillment (par. 6 PBU 6/01 of Provisions on accounting "Fixed assets accounting" (Order of MF RF №26n dd.30.03.2001).

Inventory cost of the fixed asset's objects, i.e. computers shall be determined as a sum of the price of all devices (system block, monitor, printer, keyboard, mouse etc.) subject to work. Components and peripherals devices purchased as a change of the worn out shall be accounted as spare parts on the corresponding sub account of the account 10 "Materials".

5.2. Fixed assets valuation's ways

5.2.on acceptance to accounting objects of the fixed assets are valuated by the next ways:

a) purchase of the fixed assets for a payment - at a rate of actual expenses of the company for the purchase, defined according to par. 8 PBU 6/01 " the Fixed assets accounting " and gathered preliminary on the account 08 " Investments in non circulating assets ", the sub account " Purchase of separate objects of the fixed assets";

b) construction of the fixed assets by the contract organizations and own-account construction - at a rate of actual expenses for the finished and putted out capital construction according to Provisions on accounting of long-term investments, authorized by the Order of MF of Russian Federation dd. 30, 12. 1993 № 160, gathered preliminary on the account 08 " Investments in non-circulating assets " by one object the subaccount " Construction of separate objects of the fixed assets ";

b) earning of the fixed assets as investments in the authorized (cumulative) capital – in monetary valuation approved by the incorporators (participants) if otherwise is not stipulated by the legislation of the Russian Federation (par. 9 PBU 6/01). The note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" in the correspondence with an account 75 "Payments with incorporators" is necessary. On the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" expenses (including transport and other delivery works) concerned the fixed assets earnings in the authorized capital shall be reflected;

d) gratuitous acquisition of the fixed assets from the legal entities and natural persons also on posting of the fixed assets revealed as surplus over the results of privatization at the market price as for the date of posting. On gratuities acquisition the note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" from the credit of the account 98 "Further incomes" is made according to corresponding analytics.
On the debit of account 08 "Investments in non-circulating assets " the subaccount " Acquisition of separate objects of the fixed assets " the expenses (including transport and other delivery works, registration fees and other expenses) concerned the gratuitous receipt of the fixed assets also are reflected. In process of amortization charge at the gratuitously acquired fixed assets, simultaneously, at a rate of charged amortization, records on the debit of account 98 " Further Incomes " according to corresponding analytics and to the credit of account 91 " Other profits and losses" in the composition of extraordinary incomes are made;

On surplus posting over results of inventory the record on the debit of account 01 "Fixed assets" from the credit of account 91 "Other profits and losses" is made.
Not accounted real estate revealed in the process of inventory shall be charged in the composition of the fixed assets after the documents submittal to the State registration.
Information on prices in force as for a date of accounting acceptance shall be approved by the documents or by way of expertise (par. 29 Methodical recommendations on the fixed assets accounting (Order of MF RF №91n dd. 13.10.2003).

e) acquisition of the fixed assets under the contracts providing execution of liabilities (payment) by nonmonetary assets at the cost of values transferred or subject to transfer to the Company according to the price which in comparable circumstances the Company usually determines cost of the similar values (par. 11 PBU 6/01);

f) Contract value shall be recognized as the value of the fixed assets acquired under exchange contracts which fixes the contract value of the exchange property;

5.2.2.Expenses on loans and credits (interests etc.) due to the fixed assets acquisition shall be included in the initial value of the fixed assets in accordance with par. 23, 31 of Accounting Provisions "Accounting of loans and credits, also their performance expenses" PBU 15/01 (Order of MF №60n dd.2.08.2001).
5.2.3Expenses (profits) on acquisition of the objects of the fixed assets arisen after its acceptance to accounting

(cost and price difference, nonreimbursable taxes etc.) shall be accounted on the account 91 "Other profits and losses" in composition of extraordinary expenses (incomes) according to the corresponding analytics.

5.2.4.Changes in initial cost of the fixed assets shall be only in cases of completion, after equipment, reconstruction and modernization, partial liquidation and revaluation of the fixed assets.

5.2.5. Complex and partial revaluation of groups of similar objects of the fixed assets over the current (replacement cost) by way of indexation or direct converting according to documentary approved market costs is carried out one a year (as for the 1 January of the reporting year) on the ground of the single Order to the Company, and further is carried out regularly (one time in three year).

Revaluation sum of the fixed asset's object resulted to revaluation shall be charged on the account 83"additional capital" in amount charged minus its discount fulfilled the previous reporting periods and transferred to the account of profits and losses as operational expenses.

Revaluation sum of the fixed asset's object equal to the sum of its discount fulfilled the last previous periods and transferred to the account of profits and losses as expenses shall be transferred to account 91 "Other profits and losses" in composition of operational profits.

Discount sum of the object of the fixed assets shall be referred to the additional capital decreasing composed due to revaluation's sum of this object in the previous reporting periods (par. 15 PBU 6/01, ed. 18.05.2002). Excess of the discount sum of the object of the fixed assets over the sum of its discount related to the additional capital resulted the revaluation spent the previous periods shall be referred to the account 84 "Non distributed profits (uncovered loss)".

5.2.6. Sum of revaluation (discount) arose from revaluation of the fixed assets of the subsidiaries shall be transferred to the executive body of the Company on debit (credit) of account 79 "Intraeconomic payments" on subaccount " Payments on allotted property".

5.2.7. If the object of the fixed assets withdrew the sum of its revaluation shall be transferred from the account 83 "additional capital" to the account 84 "Non distributed profits (uncovered loss)" in composition of profit of the reporting period (par. 15 PBU 6/01, ed. 18.05.2002).

5.2.8. Valuation of the fixed asset's object which cost under acquisition is expressed in foreign exchange shall be realized by way of the sum conversion according to the rate in force of Central Bank of Russia by the date of the object charge to account 01 "Fixed assets".

Furthermore the rate difference shall be accounted on debit (credit) of account 08 "Investments in noncirculated assets" in the credit (debit) of account 91 "other profits and losses" in composition of the extraordinary expenses (profits) (par. 16 PBU 6/01).

5.2.9. Gratuitous transfer and sale of the fixed assets to the third-party companies and natural persons, charge-off of underamortization fixed assets from the balance due to their unfitness to use, also deficient fixed assets revealed under inventory or stolen shall be carried out according to the written resolution prepared by the Department on capital management of the executive body together with visas of corresponding services.

The document shall be subscribed by Deputies general director to the proper place:

- *fixed assets of nonindustrial activities (Housing and communal services, catering, autotransport etc.) – by the first deputy general director on common problems;*
- *industrial fixed assets – by the deputy general director, technical director;*
- *charge-off from the balance of amortized fixed assets due to their unfitness to use, also partial liquidation of the fixed assets shall be carried out on resolution of director of subsidiary or representative office.*

In the process of charging-off from the balance of underamortized fixed assets VAT falling at the underamortized part without revaluations shall be restored.

Stocks of materials and capital equipment remained due to discount of unfit to reconstruction and further use of the fixed assets shall be debited at the market price as for the date of the fixed assets object's discount together with transfer to account 91 "Other profits and losses" in composition of operating profits.

5.2.10. Depreciated cost of the retired object of the fixed assets from the credit of account 01 "Fixed assets" shall be withdraw to the debit of corresponding subaccount of account 91 "Other profits and losses":

- *in composition of operating expenses in case of the fixed asset's retire due to sale, charge-off in case of moral or material depreciation;*
- *in composition of extraordinary expenses in case of the fixed asset's retire due to gratuitous transfer.*

Retire of object of the fixed assets transferred on account of investments in the authorized (composed) capital, pay fund in amount of its depreciated cost shall be reflected on debit of account of expenses accounting and credit of account of he foxed assets accounting.

If the object of the fixed assets has not depreciated cost (fully amortized), amount of the conditional value shall be reflected in bookkeeping as operating profits in the line 09010 of the form 2 "Report on profits and losses".

5.2.11. Expenses on the fixed assets charge-off due to accidents, natural disasters and others emergency situations shall be reflected in bookkeeping of reporting period in composition of emergency expenses.

5.3. Amortization of the fixed assets

5.3.1. The method of amortization of the objects of fixed assets is linear, reasoning from the dates of the effective use of these objects. The amortization of the objects of fixed assets, taken on accounting before 01.01.2002, is accrued in accordance with the Regulation of the USSR Council of Ministers from 22.10.1990 № 1072 "About the unified standards of amortization charges for the complete reconstruction of fixed assets of the economy of the USSR". The amortization of the objects of fixed assets, taken on accounting since 01.01.2002, is accrued in accordance with the Regulation of the Government of RF from 01.01.2002 № 1 "About the classification of fixed assets included in the amortization groups".

5.3.2. The amortization of the objects of real estate property, capital investments of which are completed, all primary acceptance instruments are drawn up, the documentation is handed over the state registration and practically put into operation, is accrued in accordance with the established procedure – since the first day of the month, following the month of setting the object into operation. The objects are regarded as the objects of fixed assets.

5.3.3. The objects of fixed assets at the cost of up to RUR 10 000 per unit are charged off according to the item "Amortization" as far as they are put into production or operation. This operation is mentioned in accounting on debit of accounts of inputs account (selling costs) and account credit 01 "Fixed assets" and drawn up by the Act of charging off according to MB-8 form. Such objects are reckoned in the record keeping at the cost of 0. In case of modernization (reconstruction) of these objects, the modernization (reconstruction) expenses are charged to the increase of the cost of the object and amortized in accordance with the established procedure.

The executive body, affiliated companies and the representative office control the movement of these objects in order to ensure their safety in the process of production and operation. Records management of these objects in places of their operation is kept in "The bill of assets at the cost of up to RUR 10 000, put into operation" according to the suggested form, apart from the fixed assets, depreciated in accordance with the established procedure (Appendix 2 to the present Regulation). Accounts department and persons in charge control the correspondence between the records in the bill and inventory sheets.

The retirement of the objects at the cost of up to RUR 10 000 is drawn up by "The Act of retirement of fixed assets at the cost of up to RUR 10 000", according to the suggested form (Appendix 2 to the present Regulation).

5.3.3. The objects of fixed assets at the cost of up to RUR 10 000 per unit are charged off according to the item "Amortization" as far as they are put into production or operation. This operation is mentioned in accounting on debit of accounts of inputs account (selling costs) and account credit 01 "Fixed assets" and drawn up by the Act of charging off according to MB-8 form. Such objects are reckoned in the record keeping at the cost of 0. In case of modernization (reconstruction) of these objects, the modernization (reconstruction) expenses are charged to the increase of the cost of the object and amortized in accordance with the established procedure.

The executive body, affiliated companies and the representative office control the movement of these objects in order to ensure their safety in the process of production and operation. Records management of these objects in places of their operation is kept in "The bill of assets at the cost of up to RUR 10 000, put into operation" according to the suggested form, apart from the fixed assets, depreciated in accordance with the established procedure (Appendix 2 to the present Regulation). Accounts department and persons in charge control the correspondence between the records in the bill and inventory sheets.

The retirement of the objects at the cost of up to RUR 10 000 is drawn up by "The Act of retirement of fixed assets at the cost of up to RUR 10 000", according to the suggested form (Appendix 2 to the present Regulation).

5.3.4. Amortization of the following objects is not accrued:

- ***housing resources (par.17 PBU 6/01);***
- ***objects of external accomplishment (par.17 PBU 6/01);***
- ***productive cattle (par.17 PBU 6/01);***

- perennial plantations (par.17 PBU 6/01);
- lands (par.17 PBU 6/01);
- objects of nature management (par.17 PBU 6/01);
- fixed assets, received before 01.01.2000 under contracts of donation and gratis in the process of privatization;
- books, brochures and other editions.

5.3.5. The process of amortization accrual can be interrupted by the decision of the director of the affiliated company in the period of restoration (repair, modernization, reconstruction) of the objects of fixed assets, that lasts more than 12 months, and in case of their temporary closing-down for the period of more than 3 months under the order of the JSC "Kuzbassenergo" (par.23 PBU 6/01).

5.3.6. Accrued amortization of the objects of fixed assets of production purposes under the account credit 02 "Depreciation of fixed assets" control account "Accrued amortization" is sent to finance capital investments of production purposes as a record in debit of account 02 "Amortization of fixed assets" control account "Accrued depreciation" from credit 02 "Amortization of fixed assets" control account "Amortization of capital investments".
The off-balance account with the acceptance (transfer) of the funding source among the affiliated companies under off-balance aviso is kept, when nesting at the cost of inter-branch amortization redistribution

5.4. Procedure of accounting and financing of the fixed assets repair

5.4.1. For a current fiscal year the reserve for repair work is created on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" at the rate established by the estimate of expenses of the annual standard of repair cost, including it into production costs monthly (accounts 23, 25, 26) at the rate of 1/12 of annual estimate. The reserve is created to include expenses for all types of repair work of fixed assets of production purposes into production costs.

At year end the adjustment of the repair reserve is performed :

- extra reserved money for the repair of fixed assets (as a result of inventory taking) is reversed an entry.
- in case of stress of reserve money for repair of fixed assets, extra charge takes place under debit of accounts of the records of production costs and on account credit 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes".

Account of repair expenses is carried out separately according to the types of repair (thorough repairs and current repairs) and methods of carrying out (contract and household).

All the expenses for repair of fixed assets of production purposes, carried out with the help of:

- household method – are accounted object by object on account 23 "Auxiliary processes" under control accounts "Thorough repairs of fixed assets using the household method" and "Current repairs of fixed assets using the household method". Later they will be put in corpore into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" every month.
- contract method – are put in corpore from account credit 60 "Settling with suppliers and contractors" on the corresponding control accounts into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes"

In case of stress of reserve money for repair of fixed assets (including leasehold assets) of production purposes, debit balance on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" is mentioned in the line of the balance "Other production costs and resource" at the end of month

Expenses for repair of fixed assets of non-production purposes are charged off from the credit of corresponding control accounts of account 23 "Auxiliary processes" or account 60 "Settling with suppliers and contractors" into debit of account 29 "Attendant production and households" without fund creation .

5.5. Account of intangible assets.

5.5.1. Intangible assets include the objects of intellectual property under all implemented terms, mentioned in par.3 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000

№ 91n).

5.5.2. To be taken on accounting the objects of intangible assets are valued in the following ways:
a) intangible assets acquisition subject to payment – at the rate of actual expenses of the Company for the acquisition of the assets, defined in accordance with par.6 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n), collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

b) creation of intangible assets by the Company itself – at the rate of actual expenses for creation and production except for value added tax and other refundable taxes, collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets"(par.7 PBU 14/2000);

c) deposition of intangible assets in the authorized (polled) capital – in pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF (par.9 PBU 14/2000).A preliminary record is made in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" in correspondence with account 75 "Settling with founders". The expenses connected with deposition of intangible assets in chartered capital are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

d) non-repayable donation of intangible assets from legal and natural persons - at the common rate at the date of posting. A record in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" from account credit 98 "Revenue of next periods" is made. The expenses connected with non-repayable donation of intangible assets are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets". The information about the prices, established at the date of taking on accounting, is confirmed authentically or by examining.

By amortization accrual of such intangible assets at the same time at the rate of accrued amortization the records are made on debit of account 98 "Revenue of next periods" in corresponding analytics and account credit 91"Other profits and losses" in non-disposal revenue;

e) acquisition of intangible assets under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or being subject to transfer by the Company, set reasoning from the price that is fixed by the Company for similar values in similar circumstances (par.11 PBU 14/2000);
f) the cost of intangible assets is the contract value; the assets received under contracts of exchange which fix the contract value of exchanged property;
5.5.3. Amortization of all groups of intangible assets is carried out with the linear method, based on the standards calculated on the basis of the period of the effective use of the objects of intangible assets, using account 05 "Amortization of intangible assets" (par.15, 16, 21 PBU 14/2000).
5.5.4. The period of the effective use of intangible assets is defined independently when the object is taken on accounting, reasoning from the expected period of use of an object, when it is possible to collect revenue. The expected period of the effective use should not exceed the period of validity of a patent, a licence and other legal documents and limits on the use of the objects of intellectual property according the present legislation of Russian Federation (par.17 PBU 14/2000).

If it is impossible to define the period of the effective use of intangible assets, the standards of amortization charges are set counting on 20 years (but it should not exceed the period of functioning of the Company).

5.6. Lease of fixed assets

5.6.1. The leased property is mentioned apart in accounting. All the leased property expenses are carried out on account 90 "Selling". Depreciation of leased property is mentioned on account credit 02 "Depreciation of fixed

assets" and debit of account 90 "Selling".

Full payback of the objects (including local taxes: acre-shot, tax on property, etc.) should be provided in lease contracts.

5.6.2. Account of leased fixed assets is kept on off-balance account 001 "Leased fixed assets" according to the valuation, fixed in lease contracts. Analytic account is kept regarding lessors and every object of leased fixed assets.

5.6.3. Lease contract defines the period of leasing of fixed assets, the amount of rental fee, the terms of the keeping and repair work, valuation changes as a result of thorough repairs, and procedure of settlements.

5.6.4. The property, purchased for leasing and profit earning, is mentioned in accounting on account 03 "Income investments in stocks of materials and capital equipment".

5.7. Account characteristics of the investments in non-circulating assets.

5.7.1. Running expenditures on the CCO (capital construction objects) ((wage cost, travel expenses) are covered at the expense of the funds, aimed at financing of capital construction and included in the inventory cost of exploited objects (par.1.4. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160).

5.7.2. Every month running CCO expenditures of the executive body are distributed among the affiliated companies pro rata average monthly expenditures (AME) volume of affiliated companies in accordance with the coefficient, calculated as in the ratio of AME volume of an affiliated company for the reporting month and total AME volume of the Company for this month.

5.7.3 Capital construction expenses are included in inventory cost of objects of capital investments at taking them on accounting. They are classified by par.3.1.7. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160 as the expenses not leading to the increase in the cost of fixed assets.

5.7.4. If the Company has shares when the construction is under way, the transfer of monetary funds or property to the chief builder on the basis of share holding is reflected as a accounts receivable of this construction by the record in debit of corresponding control account of account 76 "Settling with various debtors and creditors" in correspondence with accounts of accountability of monetary funds or property.

When the construction (or it's part) comes to an end the corresponding expenses are taken on account by the record from account credit of the corresponding control account 76 "Settling with various debtors and creditors" in debit of account 08 "Investments in non-circulating assets", control account "Construction of the objects of fixed assets".

5.7.5. If the Company is the chief builder, the money, received from the builders who have shares, is mentioned as money for purpose financing on debit of account 86 "Purpose financing" in correspondence with accounts of accountability of monetary funds or property.

5.7.6. Account of NIOKR in the Company is carried out in accordance with the Regulation on accounting "Account of expenses for research engineering, development and technological activity" (PBU 17/02).

The expenses for research engineering, development and technological activity are recognized in accounting if:

- ***The sum of the expense can be defined and confirmed;***
- ***There is documentation that proves execution phase;***
- ***The results of the activity used in production and operation will lead to revenue in future;***
- ***The use of results of research engineering, development and technological activity can be demonstrated.***

The expenses for NIOKR are mentioned in accounting on account 08 "Investments in non-circulating assets" (par.5 PBU 17/02).

The expenses for NIOKR, which results are subject to legal safeguard and drawn up in accordance with legislation order (patents, licenses and other documentation are received to attest the exclusive right of the

Company to possess the results of NIOKR), can be considered intangible assets.

The expenses for NIOKR , which results are not drawn up in accordance with established procedure, are charged off from account credit 08 "Investments in non-circulating assets" for the expenses for usual activities using the linear method during the fixed period (par. 11 PBU 17/02).

The period of charging off the expenses for NIOKR is set within 3 years.

The expenses for NIOKR, which results were not satisfactory, and the results of NIOKR which use was stopped, are drawn up by the decision of PTO of an affiliated company.

The decision can be viewed by the service of PTO of the executive body and with the written permission of the technical director. The expenses are charged off at a time in non-disposal expenses of the reporting period.

5.7.7. The objects of incompleted capital construction, which construction was stopped and won't be carried out because of lack of funds in future, exposed to revaluation, the cost of revaluation is transferred from account credit 84 "Surplus earnings (dead loss)" in debit of account 83 "Surplus capital" and as a record from account credit 08 "Investments in non-circulating assets" in debit of account 91 "Other receipts and expenditures" in the sum of actual expenses incurred.

The charge off the objects of incompleted construction is carried out on the basis of the regulatory document (order, instruction, etc.), prepared by OKS of the executive body with the explanation of the reasons for charging off on the basis of the letter of inquiry of the affiliated company about charging off and inventory carried out.

5.8. Inventory accountability

5.8.1. Inventory includes assets:

- *for being used as raw material, materials, etc. in the process of production, in execution phase and rendering of service, repair work of fixed assets, building and assembly jobs, cultural and educational needs;*
- *aimed at being sold (finished commodity);*
- *aimed at being used as means of labour during the 12-month period;*
- *aimed at being used by the Company for meeting its administrative needs.*

5.8.2. Inventory, tools and household fixings used less than for 1 year-period are included in inventory on account 10 "Materials".

5.8.3. The stock-list number, worked out for a definite name of inventory, is taken as an accounting unit.

5.8.4. Taking on accounting of the inventory, its valuation is carried out in the following ways:

- *acquisition subject to payment – the sum of actual expenses for acquisition except value added tax and other taxes compensated from the budget, defined in accordance with par.6, 11 PBU 5/01 ("Inventory accounting") approved by the Order of the Ministry of Finance of RF from 09.06.2001 № 44n), with the glance of the regulations of par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" with the glance of interests and other expenses for borrowed current assets (approve by the Order of the Ministry of Finance of RF from 02.08.2001 № 60n);*
- *making by own strength – reasoning from actual expenses, connected with the production of the inventory. Account and formation of inventory expenses is carried out in the order, established to define the net cost of applicable types of production (par.7 PBU 5/01);*

- invested in chartered capital – reasoning from pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF , with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation, according to par.6,8, 11 PBU 5/01);

- received gratis or under the contract of donation, left from retirement of fixed assets and other property and posting of the inventory, revealed as surplus as a result of inventory taking – reasoning from current market cost considering the posting date with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation (par.9, 11 PBU 5/01).

- received under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at

the cost of values, transferred or subject to transfer to the Company, fixed reasoning from the price that is fixed by the Company for similar values in similar circumstances. If it is impossible to define the cost of assets, transferred or subject to transfer to the Company, the cost of the inventory, received by the Company under the contracts, providing for discharge of obligations (payment) with non-monetary fund, is defined reasoning from the price, that is more suitable for acquisition of similar inventory in similar circumstances. The actual cost price of the inventory includes actual expenses for the delivery of the inventory and putting it in conditions for operation in accordance with par.6, 10, 11 PBU 5/01;

- The cost of the inventory, received under the contracts of exchange, which fix the contract value of the exchanged property, is the fixed contract value.

5.8.5. The evaluation of the inventory, which cost is evaluated in foreign currency at the moment of acquisition, is estimated in rubles at the rate of exchange fixed by the Central Bank of RF on the day of taking the inventory on accounting.(par.15 PBU 5/01).

5.8.6. The inventory received by the Company without calculated-paid documents (non-invoiced deliver) are taken on discount at the price fixed in the contract. If the price is not fixed in the contract, in order to fix it and the amount of payment or account payable, the price, used by the Company in similar circumstances with similar inventory, is tagged (par.6.1. PBU 10/99). After calculated-paid documents are received, the difference between the actual cost of inventory and its valuation at the moment of taking on discount is included in the same expenses accounts the inventory was charged off, and in the balance of the inventory at the store pro rata its volume.

If calculated documents of non-invoiced delivers were received a year later after the annual accounting had been performed, it means that:

a) account cost of the inventory is not changed;

b) the rate of value added tax is used in accounting in accordance with established procedure;

c) settling with a supplier is being adjusted, the difference between account cost of the inventory and its actual cost is charged off in the month, when the calculated documents were received:

- cost decrease of the inventory is mentioned on debit of account 60 "Settling with suppliers and contractors" and account credit 91 "Other expenses";

- cost increase of the inventory is mentioned on debit of account 91 "Other expenses" and account credit 60 "Settling with suppliers and contractors" (par.41 of Methodical Instructions on the inventory accounting (confirmed by the Order of the Ministry of Finance of RF from 28.12.2001 № 119n).

5.8.7. Merchandise bought for sale by retail are accounted at the value of sales on account 42 "Trading extra charge" (par.13 PBU 5/01). The amount of extra charge, falling at the remains of unrealised products, is fixed reasoning from the percentage of the cost of retired products to the cost of the accounted ones.

5.8.8. Merchandise bought for selling in wholesale are accounted at the acquisition cost with the glance of the expenses for provision and delivery of the products to the stores (bases), till the moment they come into the market (par.13 PBU 5/01).

5.8.9. The inventory, owned by the Company, but being delivered, or transferred to a customer to pawn, is taken on discount in value, fixed in the contract with sequential adjustment of actual cost (par.26 PBU 5/01).

5.8.10. The account of purchased fuel for energy generation is carried out at actual cost and includes: the fuel cost according to the bills of suppliers, including discounts (extra charge) because of poor (good) quality, the payment for other services provided by the supplier and commodity exchange, railway rate quotation of fuel from the shipment place to the station of destination and from the station of destination to discharge arrangements, other expenses according to par.6, 11 PBU 5/01, except the expenses of fuel- shipping department.

The expenses of fuel supply workshop for unloading, warehousing and intraoffice transference of fuel from the stores and fuel delivery for meeting technological needs are not included in the net cost. They are referred to the expenses for power generation of TTTS (par.4.7. of Methodical Instructions on fuel account at heat power plants RD 34.09.105-96).

5.8.11. On putting the inventory (except the products accounted at value of sales) in production and other type of retirement the valuation is appraised at average net cost of each type of inventory.
The average valuation of actual cost of the materials released in production or charged off for other purposes, is estimated by the defining of the actual cost of the material at the moment of its release (sliding valuation).

5.8.12. The putting into production (operation) of the inventory holdings is drawn up as a blading according to form M-11 for intraoffice transference (from one advance holder to another one).

The charging off the inventory in production, except for construction materials, is carried out on the basis of the act of charging off the equipment and other types of the inventory in suggested form (Appendix № 2 to the present Regulation).

The charging off the inventory in production is carried out on the basis of the act of charging off the inventory in suggested form with simultaneous drawing up the blading according to form M-11 for putting in production (Appendix № 2 to the present Regulation).

5.8.13. The account of special tools, special devices, special equipment and working clothes is carried out in the Company in accordance with the Methodical Instructions on accounting of special tools, special devices, special equipment and working clothes, confirmed by the Order of the Ministry of Finance of RF from 26.12.2002 № 135n.
The list of the means of labour accounted as special tools, special devices, special equipment, used for carrying out non-standard operations (par.2 of the Methodical Instructions), is defined by the affiliated company independently reasoning from the peculiarities of the engineering procedure.
When defining the composition and groups of special equipment one should take into account the All-Russian classifier of fixed assets OK-013-94 (confirmed by the Resolution of the State Committee on standards, metrology and inspection certification from 26.12.94 № 359), and the All-Russian classifier of types of economic activity, production and services OK-004-93(confirmed by the Resolution of the Government standard of RF from 06.08.93 № 17).
Special equipment, working clothes and other means of man-to-man defense, regardless of their cost and the period of effective use, is referred to the means put into circulation (par.50 "The Regulation on bookkeeping of RF", confirmed by the Order of the Ministry of Finance of RF from 29.03.2000). These means are mentioned in control accounts 10.10 "Special equipment and working clothes at the store" and 10.11 "Special equipment and working clothes in use", open to the balance account 10 "Materials".
Bedding, tools aimed at carrying out the standard types of production (par.4 of the Methodical Instructions) and other inventory included in the means put into circulation are mentioned in account 10.9 "Inventory and household equipment"
Working clothes and other means of man-to-man defense, special equipment which can be used up to 12 months, according to the standards, are charged off in debit of accounts of expenses for production at the moment of its transference to the workers of the Company (par.21 of the Methodical Instructions)
The charge off the given working clothes, other means of man-to-man defence etc. is carried out on the basis of the act on charging off according to form MB-8 with simultaneous drawing up the blading according to form M-11 for putting in production.

If the period of operation is more than 12 months, the cost of working clothes and other means of man-to-man defense etc. is covered with the linear method reasoning from the periods of the effective use (par.26 of the Methodical Instructions).

To get working clothes, other means of man-to-man defense etc. aimed at long-term use, a worker must sign in worker's personal card (form MB-2) and in the list accounting the issue of the working clothes, other means of man-to-man defense etc. (form MB-7).
The cost of special equipment is covered with the linear method reasoning from the actual cost of the object and standards reasoning from the periods of the effective use of the object (par.24 of the Methodical Instructions). The period of the effective use of special equipment in affiliated companies is set by the permanent Commission individually for each type of special equipment.

The charge off the special equipment and working clothes is carried out in case of actual retirement (obsolescence, depreciation, selling, gratuitous assignment, investment in authorized capital of other companies, disposition in case of an emergency etc.).

5.8.14. The charge off the inventory delivered under the contract of donation or gratis is carried out on the basis of the basic document on the release of materials (the blading on the release of materials, of form M-15, the instructions on the release of materials or the order on the release of materials and "the Act of gratuitous reception- assignment of the inventory" (Appendix № 2 to the present Regulation). The materials are charged off in accordance with par.5.8.11 of the present Regulation. The cost of the donative materials is referred to the finance results of non-realized expenses (par.12 PBU 10/99 "The expenses of the Company" from 06.05.1999 № 33n, par.132 of "The Methodical Instructions on the inventory accounting" from 28.12.2001 № 119n (version of 23.04.2002).

5.8.15. Actual reserves of coal, mazut and other stock of materials are created according to the standards, confirmed by the directors of the Company. It is connected with the seasonal nature of production and energy supply.

5.8.16. The inventory, unloaded by the supplier and had not been delivered at the stores of the Company, which became the property of the Company (regardless of the fact of payment), is mentioned as the inventory that was not delivered at the end of the month.

5.8.17. The reception and posting of the materials is carried out by putting on the documents of the supplier a stamp with essential elements of the posting order (account, blading) (par.49 of "the Methodical Instructions on the inventory accounting" from 28.12.2001 №119n (version of 23.04.2002) and not by the drawing up the posting order (form M-4) if there is no discrepancy between the data of the supplier and actual data (quality and quantity).

5.8.18. The reception, storing, control and issue of ethyl alcohol is carried out in order provided by " Instruction on reception, issue, transportation and control over ethyl alcohol", confirmed by the Ministry of food industry of the USSR 25.09.85 (from here- Instruction). This Instruction covers all the types and kinds of ethyl alcohol regardless of the way of its purchase and the purpose of further use.

The reception and posting of ethyl alcohol is carried out in anhydrous calculus (in decalitres) on the basis of the Act of the form № P-24 "About the shipping and acceptance of ethyl alcohol" (Appendix № 7 to the Instruction) with the glance of data about the actual quantity of ethyl alcohol, received as a result of measuring conducted by the company officials and mentioned in the section of the Act.

The issue of ethyl alcohol to production departments and laboratories is carried out in accordance with par.2.1. of the Instruction and drawn up as a requisition according to form № P-29 to the Instruction).

The results of acceptance and issue of ethyl alcohol carried out on the basis of corresponding posting and expenses documents are fixed in the log book of the measuring of ethyl alcohol according to form № P-23 (Appendix №4 of the Instruction), conducted by the official who is responsible for the acceptance, issue and storing of ethyl alcohol.

In accordance with the requirements of par. 2.6. of the Instruction production departments and laboratories keep records of supply and consumption of ethyl alcohol every day in the book where they fix the name and the number of industrial operations and analysis, the quantity of consumed ethyl alcohol for each operation and for a day.

The rest of ethyl alcohol at the beginning and at the end of the month is shown according to the inventory taking, that is conducted in accordance with section 6 of the Instruction on the first day of each month. The results of the inventory taking are drawn up as the acts according to form №P-27 (Appendix № 21 to the Instruction).

The declarations "About the volume of output and circulation of ethyl alcohol out of food raw material" are shown quarterly by the Company to the rating authorities and executive authorities, granted a license of this type activity, according to appendixes 2 and 7 to the Resolution of the Government of RF from 25.05.99 № 564 "About the approval of the Regulation on avowal of the production and circulation of ethyl alcohol, alcoholic and spirit-based products".

5.9. Account of financial investments.

5.9.1. The account of financial investments in the Company is carried out in accordance with PBU 19/02 "Account of financial investments"*, confirmed by the *Order of the Ministry of Finance of RF from 10.12.2002 № 126n.

5.9.2. The financial investments of the Company include (par.3 PBU 19/02):

- ***state and municipal securities, securities belonging to other companies, including debt securities which fix the date and the cost of acquittance (bonds, bill of credits);***
- ***investments in authorized capitals of other companies (including subsidiaries and dependent companies);***
- ***loans granted to other companies;***
- ***deposit investments in lending agencies;***
- ***accounts receivable acquired on the basis of assignment;***
- ***investments under the contracts of joint adventure etc.***

5.9.3. Accounting of financial investments is carried out on account 58 "Financial investments" with the division of the investments on short-term and long-term, according to the application date (maturity date) and the intentions:

- long-term investments, when the schedule data of the application (maturity) date is more than one year or the investments are made to collect revenue for more than a year;

- short-term investments, when the schedule data of the application (maturity) date is less than one year or the investments are made without the intention to collect revenue for less than a year;

5.9.4. Financial investments are taken on accounting at original cost. The original cost of financial investments, purchased subject to payment, is the sum of actual expenses of the Company for their acquisition, except for value added tax and other compensated taxes (except cases provided by the Legislation of RF about taxes and tallage).

Actual expenses for acquisition of assets in the capacity of financial investments are:

- ***the sums paid to a salesman in accordance with the contract;***
- ***the sums paid to the companies and other persons for information and consultation services connected with the acquisition of the mentioned assets;***
- ***the bonuses paid to mediator companies or another person through whom the assets were bought in the capacity of financial investments;***
- ***the expenses of the received loans and lending, made before financial investments are taken on account, at the acquisition of financial investments at the expense of borrowed current assets (par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" confirmed by the Order of the Ministry of Finance of RF from 02.08.2001 № 60n);***
- ***other expenses connected with the acquisition of the assets in the capacity of financial investments.***

Actual expenses for the acquisition of the assets in the capacity of financial investments are defined according to the differences in sums if the payment is in rubles and makes the sum equivalent to the sum in foreign currency, before the assets in the capacity of financial investments are taken to the account.

5.9.5. The original cost of finance investments made in the authorized capital of other companies is the pecuniary valuation, coordinated among the founders (members) of the companies, if nothing else is provided by the Legislation of RF.

At payment of the deposition in the authorized capital with non-monetary funds on account 58 "Financial investments" the depreciated cost of transferred objects is mentioned. At the reception of the deposition in the authorized capital with non-monetary funds on account 80 "Authorized capital" the pecuniary valuation of the transferred objects coordinated by the founders is mentioned; account 58 "Financial investments" of the founder and account 80 "Authorized capital" of the receiving party will have different cost valuation.

5.9.6. The original cost of the loans given to other companies is the sum of actual transferred monitory funds or the book cost of the property, if the loan presents the property (non-monitory funds).

5.9.7. The original cost of the financial investments, deposition under the contract of joint adventure is the

pecuniary valuation coordinated by the partners of the joint adventure.

5.9.8. The original cost of the financial investments acquired under the contracts providing for discharge of obligations (payment) with non-monetary funds is the cost of assets, transferred or being subject to transfer by the Company.

The cost of the assets , transferred or being subject to transfer by the Company, is set reasoning from the price that is fixed by the Company for setting similar costs in similar circumstances.

If it is impossible to set the cost of the assets transferred or being subject to transfer by the Company, the cost of the finance investments received by the Company under the contracts providing for discharge of obligations (payment) with non-monetary funds is set reasoning from the cost of acquisition of similar finance investments in similar circumstances.

5.9.9. The original cost of the financial investments received gratis such as securities is:

- the *current market cost on the day of the taking on account. The current market cost of securities is their market price calculated in accordance with established procedure by the trade organizer at the equity market;*
- *the sum of pecuniary valuation that can be received as a result of received securities sale on the day of their taking on account – for the securities which are not taken into account when the trade organizer at the equity market does not calculated the market price.*

5.9.10. The finance investment which help to set in accordance with established procedure the current market cost are mentioned in accounting at the end of fiscal year at the current market cost by the adjustment of their valuation on the previous fiscal date. The mentioned adjustment is carried out quarterly.

The difference between financial investments valuation at the current market cost on the fiscal date and the previous financial investments valuation is referred to the financial results (composed of operational receipts and expenditures).

Financial investments which do not set the current market cost are mentioned in accounting on the fiscal date at the original cost.

If on the fiscal date the current market cost of the object of financial investments, earlier valuated at the current market cost, the current market cost is not set, such an object of financial investments is mentioned in accounting at the cost of its last valuation.

5.9.11. The original market cost of debt securities which do not set the current market cost is not made into the principal value (par.22 PBU 19/02 "Account of financial investments" from 10.12.2002 № 126n).

5.9.12. On the retirement of the asset, taken on accounting in the capacity of financial investments, that does not set the current market cost its cost is defined reasoning from the original cost of each unit of the accounting of financial investments (par.26 PBU 19/02).

5.9.13. On the retirement of the assets taken on accounting in the capacity of financial investments, which define the current market cost, their cost is defined reasoning from the last valuation.

5.9.14. The valuation of financial investments at the end of the fiscal period is carried out at the original cost of each unit of the accounting of financial investments and at the current market cost (par.32 PBU 19/02).

5.9.15. According to par.6 PBU 19/02 in the analytical account the following information about state securities taken on accounting and securities belonging to other companies is given:

- *name of the Issuer (Company);*
- *name of the securities;*
- *number, series etc.;*
- *nominal price;*
- *buying price;*
- *expenses for the acquisition of securities;*
- *total amount;*
- *date of purchase;*

-date of sale and other retirement;

- storing place.

5.10. Account of the foreign currency transactions and payments in conventional units.

5.10.1. The property and liabilities which cost is expressed in a foreign currency, are taken on accounting in ruble valuation converted according to the rate of exchange of the Central Bank of RF on the date of the conducting of a transaction; for drawing up of the accounting – according to the rate of exchange of the latest in the accounting period quotation of rate of the Central Bank of RF (par.3, 6 PBU3/2000).

5.10.2. The ruble valuation of the property (fixed assets, intangible assets, long-term securities, inventory) purchased at foreign currency and posted at the original cost or at the sum of actual expenses for the purchasing (par.9 PBU 14/2000) is not counted over at the drawing up of the accounting.

5.10.3. The differences in rates of exchange arisen as the difference between the ruble valuation of the property or the liability which cost is expressed in a foreign currency calculated at the rate of exchange of the Central Bank of RF on the date of the discharge of liabilities of payment or on the reporting date of the drawing up of the accounting for the reporting period, and the ruble valuation of the property or the liability calculated at the rate of exchange of the Central Bank of RF on the date of the taking them on accounting in the reporting period or on the reporting date of the drawing up of the accounting for the previous reporting period, are referred to on account 91 "Other receipts and expenditures" in the list of non-disposal revenue (expenses) as far as they appear (par.13 PBU 3/2000).

5.10.4. The differences in sums arisen at the settlement for the inventory, performed work, services rendered which cost is expressed in conventional units are included in the expenses for purchasing of the mentioned assets and reflected on the accounts of the inventory and expenses account till the moment of their posting. The differences in sums arisen after the posting of the inventory, performed work, services rendered are referred to on account 91"Other receipts and expenditures" in non-disposal revenue (expenses) as far as they appear.

5.10.5. The differences in sums arisen at the settlement with the banks at the purchase (sale) of a foreign currency at the rate of exchange different from the rate of the Central Bank of RF is referred to on account 91"Other receipts and expenditures" in non-disposal revenue (expenses) as far as they appear.

5.10.6. The differences in sums arisen at other taking (fines, penalties, forfeits), connected with the implementation of the economic contracts, are referred to on account 91 "Other receipts and expenditures" in non-disposal revenue (expenses) as far as they appear".

5.11. The account of the transactions on the settlement accounts.

5.11.1. The settling with debtors and creditors is reflected in the accounting in the sums from the entries and acknowledged by the Company as the correct ones (par.73 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance from 29.07.1998 №34n).

The sums on the settling with the banks and the budget are coordinated with the applicable companies, the reservation of the undetermined sums on the balance is not admitted (par.74 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance of RF from 29.07.1998 №34n).

5.11.2. The settling with debtors and creditors is reflected on the applicable accounts provided by the Unified work plan of the accounts of bookkeeping of the Company in accordance with the requirements of timeliness and comprehensiveness of the accounting.

5.11.3. In accordance with the admission of time certainty of economical activity facts, the accounts receivable and the bill payable are created in the current accounting in the reporting period when the applicable facts of the economical activity took place, regardless of the actual time of intake or pay-out of the monetary funds connected with these facts (par.6 of the Regulation on the accounting "Account policy of the Company" PBU 1/98 (the Order of the Ministry of Finance of RF from 09.12.1998 № 60n).

5.11.4. The sums received from the customers in the form of Available Funds are reflected on account credit of the applicable control of account 62 "Settling with buyers and customers".
Discharge of liabilities by the discount of the counter claim, including the transient supply, is reflected according to debit of account or account credit of the applicable expenses account.

5.11.5. The discharge by the discount of the counter claim (art.410 of CC of RF) is defalked on the following terms:

- *the actual existence of counter debts, admitted and unchallenged by the parties;*
- *the uniformity of the counter claims, that means the comparability of the debts and the possibility of bringing them to the equivalent (pecuniary valuation);*
- *the date of the discharge of liabilities has come, or it is not indicated or fixed by the moment of claiming;*
- *the absence in the text of the contract of the term about the inadmissibility of the discount sequential from this contract.*

5.11.6. The discount of the mutual claims is defalked both by the agreement of the parties and on the unilateral basis with informing of the other party, after the revise of the mutual debts and drawing up of the act of the account revise (in the optional form specifying all the requisites needed for the mutual discounts), signed by the plenipotentiaries of the parties.

If the amounts of counter debts differ, the debt which amount is bigger is discharged only in an applicable part, all the rest remains without changes.

5.11.7. Reasoning from par.5.11.5, 5.11.6. of the present Regulation the suppliers liabilities discounts which are not grounded by calculated-paid documents (non-invoiced delivery) are not defalked till calculated-paid documents are received and the factual rate of the bill payable is defined on their basis.

5.11.8. The discounts are not defalked if by the application of the alter the term of actional prescription is subject to the claim and this term is expired (art.411 of CC of RF).

5.11.9. The change of the persons in the liability under the assignment contracts is reflected in the accounting in the following way:

- *on the assignment of debt to the Company and affiliated companies, for example of the debtors-energy consumers to the affiliated company Energosbyt, the original debtor is substituted for a new debtor if the Company agreed to assign the debt with the reference to the requisites of the principal contract and the requisites of the assignment agreement (par.1 art.391 of CC of RF). The energy debt is reckoned in corpore in the new debtor account, it means that the original liability is not considered to be fulfilled;*
- *on the assignment of debts by the Company to the other person, the Company debt to the creditor is cut off. The Company debt to the creditors is written off if the creditor agrees to assign the debt to the new debtor with the reference to the requisites of the principal contract and the requisites of the assignment agreement;*
- *on the assignment of debt of the Company or its affiliated companies to the new creditor, it's reflected in the accounting only after the debt notification of the assignment of debt of the original creditor to the new creditor had been received. The bill payable to the new creditor is still reckoned in corpore in the account of the Company, it means that the original liability is not considered to be fulfilled;*
- *on the assignment of debts by the Company to the other person, the accounts receivable to the Company are cut off. In the account the accounts receivable on the interests are reflected as a record on debit of the applicable control account of account 62 ""Settling with buyers and customers" in the correspondence with the applicable control account of account 91 "Other receipts and expenditures". The debt of the previous debtor is written off from the balance of the Company at the assignment in accordance with the terms of the assignment contract as a record on debit of the applicable control account of account 91 "Other receipts and expenditures" with the simultaneous charge of VAT to be paid in the budget (ch.21 art.167 par.3 of IRC of RF; art.382 par.2 of CC of RF).*

5.11.10. The own, bank and third party's bills of credit are used in the accounts only through the executive body of the Company.

5.11.11. The drawn own bills are reflected in the accounting on account 60 "Settling with suppliers and contractors" in the applicable analytics in the inner correspondence or in the correspondence with debit of account "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the bill payable.

On getting the aviso of the executive body about the bill drawing the affiliated company withdraws a bill payable, the applicable sums of VAT (except for VAT on capital investments) are transferred from account 19 "Value added tax on acquired values" to the balance of the executive body of the Company:

- *to deduction at computation in the part of expenses accepted for profit tax computation in the same month (par.1 art.170 of IRC of RF);*
- *In the part of expenses for capital investments – from the moment of depreciation of the commissioned object (par.5 art.172 of IRC of RF) with the copies of invoices and acts of objects commissioning attached, certified in accordance with established procedure.*

The acceptance to deduction of VAT sums on the acquired values, the bill was transferred to pay for, is carried out in the executive body at the moment of the payment of the own bill with monetary funds.

The handing over of the own bills in pawn to discharge a liability to the creditors is reckoned on the off-balance account 009 "Discharge of liabilities and payment security" with the analytical breakdown of the pawnbrokers.

5.11.12. The acquired bills (own debtors' bills) are reckoned in the accounting at bill sum with a glance of the interests owed according to the issue of bill terms under debit of account 62 "Settling with buyers and customers" in the applicable analytics in the inner correspondence or in the correspondence with account 79 "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the accounts receivable. On getting the aviso of the executive body about the bill acquisition to pay the accounts receivable the affiliated company withdraws the accounts receivable, the applicable sums of VAT on shipment are transferred to the balance of the executive body of the Company:

VAT, owed to be paid in the budget, is reflected in the accounting of the executive body at the moment of payment of a bill with monetary funds or transfer of goods (execution phase, rendering of services) on account of the payment of this bill (par.41.4 of the Methodical recommendations on use ch.21 "Value added tax" of IRC of RF from 20.12.2000, № BG-3-03/447, version of 26.12.2003).

5.11.13. The handing over of the acquired bills (own debtors' bills) to pay the bill payable is reflected in the accounting as a sale of rights of property by a record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with account 91 "Other receipts and expenditures" of the applicable control account. The accounts receivable to the Company or its affiliated companies, the bill was acquired to pay for, is written off from the balance by the record on account credit 91 "Other receipts and expenditures" of the applicable control account with simultaneous VAT charge owed to be paid in the budget.

5.11.14.. The acquired bills , including the bills acquired under the endorsement (bank and third party's bills) are reckoned at the rate of actual expenses for acquirement (acquisition) defined in accordance with par.5.9.4. of the present Regulation under debit of account 58 "Financial investments" on the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

If the bill is received to pay the accounts receivable to the Company or its affiliated companies, the accounts receivable is liquidated by the record on the applicable control account of account of the accounts receivable in the correspondence with debit of account 76 "Settling with various debtors and creditors" which reckons the bill payable for the received bill with simultaneous VAT charge owed to be paid in the budget.

If such a bill pays the accounts receivable of the affiliated company, the record is made on debit of control account of account 76 "Settling with various debtors and creditors" which reckons the bill payable for the received bill in the correspondence with account 79 "Internal accounts". On getting the aviso the affiliated company withdraws the accounts receivable by the record on account credit of the account of the accounts receivable in the correspondence with account 79 "Internal accounts", with simultaneous VAT charge owed to be paid in the budget.

5.11.15. The handling over of the bank bill or the third party's bill to pay the bill payable is reflected in the accounting as the property sale by the record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with the applicable control account of account 91 "Other receipts and expenditures" (Letters of the Ministry of Finance of RF from 24.06.1997 № 04-02-13, from 07.08.1998 № 04-03-05, from 30.10.1992 № 16-05/4).

The withdrawal of the bill payable is carried out by the record on debit of accounts of the account of the bill payable in the correspondence with the applicable control account 62 "Settling with buyers and customers" with simultaneous acceptance to deduction of VAT sums in accordance with procedure provided by par.2 art.172 of IRC of RF.

If such a bill pays the bill payable of the affiliated company, the record is made on debit of account 79 "Internal accounts" in the correspondence with the applicable control account of account 62"Settling with buyers and customers" which reckons the accounts receivable for the handled over bill. On getting the aviso the affiliated company withdraws the bill payable by the record on debit of account of the applicable accounts of the accounting of bill payable in the correspondence with account 79 "Internal accounts", with simultaneous acceptance to deduction of VAT sums in accordance with procedure provided by par.2 art.172 of IRC of RF.

5.11.16. The retirement of the bank bills and third party's bills from the balance at their submission to the maker for payment is reflected in the accounting under account credit 91 "Other receipts and expenditures" of the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

5.11.17. The accounts receivable with the expired term of actional prescription as well as other debts, unreal for the collection, are written off from the balance.

The unreal for the collection are:

1. The accounts receivable with the expired term of actional prescription;

2. The discharged debts in accordance with art.416, 417,418,419 of CC of RF.

3. The shortage of the property or its anientisement in excess of planned rate, as well as embezzlement loss, if guilty persons are not identified (the fact must be proved by the authorized state authority) or the court refused the recovery of damages.

4.The debts which recovery is impossible on the basis of the Federal Law of RF "About executive production".

Debt amortization is carried out on the basis of the act of debt inventory taking, the written reasoning, the order of the director of the Company on each liability at the expense of the present reserve of the shady debts, if it's not enough it is referred to the list of non-disposal expenses (par.12 PBU 10/99 confirmed by the Order of the Ministry of Finance of RF from 06.05.1999 №33n).

The written debt reasoning includes the index of the ground and the sum of the debt with the reference to the basic account documents; the ground for the debt amortization with the reference to the rules of law with the vouchers attached:

- *the copies of the basic account documents;*
- *at the settlement of a debtor:*

a) of a legal person – the extract from the unified state list of legal persons;

b) of a citizen – the death certificate;

c) other documents proving the impossibility of debt collection (the act of state authority etc.).

Debt amortization in sum up to RUR 1500 according to one liability with all necessary documents present, is carried out under the order of the director of the affiliated company.

The accounts receivable written off in view of debtor's insolvency are reflected in the balance sheet during 5 years since the moment of amortization to observe the possibility of its collection in case of debtor property status change.

The terms of actional prescription are fixed on the basis of art.195-208 of CC of RF. The term of actional prescription is interrupted by the filing of a claim in accordance with established procedure as well as by the actions of the person under obligation which prove the acknowledgement of debt. After the break the term of actional prescription opens again, the time before the break is not included in the new term.

The agreement of the parties, the acknowledgement of debt out of the terms of actional prescription as well as the change of persons under obligation can not be the ground for the change of the term of actional prescription

and the procedure of its calculation.

The account of accounts receivable is organized according to the terms of actional prescription to observe par.5 art 167 of IRC of RF.

5.11.18. The amortization from the balance of the unclaimed bill payable and depositor debt with the expired term of actional prescription and under other grounds is carried out at the written permission of the director of the affiliated company according to the standards art.195-208 of CC of RF.

The sums of the bill payable written off are referred to account credit 91 "Other receipts and expenditures" in the list of non-disposal revenues.

The sums of VAT on the bill payable written off are reckoned in the accounting and referred to debit of account 91 "Other receipts and expenditures" in the list of non-disposal expenses.

5.12. Calculation of expenditures on production.

5.12.1. Calculation of expenditures on production shall be carried out in accordance with issue II of Provisions on accounting "Company's expenses" (PBU 10/99 (Order of MF of RF № 33n dd. 06.05.1999.

5.12.2. Calculation of expenditures and calculation of the outputted energy net cost shall be carried out in separate electric plants, electric networks and in energy system as whole.

Full net cost of energy is formed by way of summation of net cost of production by electric plants, net cost of transfer and distribution in electric and power networks, cost of purchased electric power and expenses on the executive body's maintenance including expenses on management of technological process and maintenance of the separate subdivisions on energy selling.

Full net cost of effective output of electric and heat energy to consumers is an object for electric and heat energy net cost calculation.

Calculation units are 1 kw/h and 1Gcal of the effectively outputted electric and heat energy.

5.12.3. Calculation of ***expenditures on production and calculation of real net cost of production shall be carried out by traditional calculation way with direct expenditure accounts (20, 23,29) and indirect (25, 26). Calculation of indirect expense's accounts shall be closed in debit of accounts 20 (23) with further calculation of full real production net cost of the produced items every month.***

5.12.4. Expenditures accounted on account 25 "Common production expense" shall be charged-off fully on account 20 "General production" and on account 23 "Auxiliary process" to the proper with their simultaneous distribution between the calculation's objects at the end of month:

- ***at the power stations proportionally to the standard fuel level, here expenditures of the plants participated in output of only one type of energy shall be fully referred to this type of energy;***
- ***calculation of net cost of production of auxiliary productions - proportionally to the basic salary of employees.***

Common economic expenses (except abonent payment for RAO network's using) on maintenance of the executive body including expenses on maintenance of Energy supply shall be distributed between electric and heat energy proportionally to production expenditures of electric plants and networks.

Expenditures accounted by the subsidiaries on account 26 "Common economic expenses" shall be referred to account 20 "General production", also to account 23 "Auxiliary process" and to account 29 "Auxiliary process and economy" at the end of month in cases of manufacture or production, services and works fulfillment abroad or to other subsidiaries simultaneously their distribution between the objects of calculation:

- ***calculating of net cost of production of auxiliary processes shall be referred proportionally to the shop cost of production, works and services. Thus the sum of common economy expenses accounted for production, works and services of the auxiliary and service shops (production) shall be defined due to this share of common economy expenses related to their direct production;***
- ***rest part of common economy expenses shall be refereed fully to net cost of general manufacture production (expenses on maintenance of design, technological departments and background of department's manufacture, expenses on maintenance of production laboratories, cost of different tests, researches and***

experiments subject to general manufacture; expenses concerned rationalization and research on general production; expenses concerned the employee's training and further training for general production; expenses concerned maintenance of watch and fire prevention; expenses concerned payment of land tax, non productive expenses concerned manufacture and supply of general production and other same expenses). Common economy expenses shall be distributed between electric and heat power proportionally to their shop net cost;

- common economy expenses on services rendered by auxiliary process and auxiliary production and economy) internal consumption by the subsidiary) are not referred.

5.12.5. Net cost of electric power transfer (transit) through the corresponding voltage range shall be defined by product of actual net cost of electric power transfer on corresponding voltage thought electric power plants and Energy Supply and by volume ratio of outputted energy under the transit contract on corresponding voltage to the total volume of corresponding voltage output through the network (except overflow balance to other plants) including electric power outputted under the transit contract in accordance with actual balance of electric power in the networks BH, CH1, CH2, HH.

5.12.6. Finished product (account 43) shall be reflected in accounting on actual production cost.

5.12.7. Expenses concerned production supply accounted on account 44 "Expenses on sale" shall be charged-off fully on account 90 "Sales" in reporting period (par. 9 PBU 10/99).

5.12.8. Expenses incurred in the reporting period but concerned the further reporting periods shall be reflected as future expenses (account 97):

- *holiday pays charge to the next month:*
- *subscription publication's expenditures;*
- *insurance payment charge;*
- *other expenses and payments with further equal charge-off in the related period.*

5.12.9. Expenditures on usual activity shall be classified as in articles, as in elements (par. 8 PBU 10/99).

5.12.10. Expenditures of department on stuff training of the Stuff management department shall be accounted on account 26 "Common economy expenses" separately with further transfer to subsidiaries through account 79 "Intraeconomic payments" in amount of actual expenditures distributed proportionally the volume of rendered works and services.

5.12.11.Expenses on equipment of sanitary-accommodation premises, medical premises, rooms for repose and psychological relaxation, creation of sanitary posts furnished with medicine chests composed of medicine sets subject to initial care etc., provided by the legislation in force, shall be accounted on account 25 "Common productive expenses" according to the fixed norms.

5.12.12. Expenses on preparation and holding of civil defense actions shall be accounted on account 26 "Common economic expenses" (Provisions of the Government №227 dd. 16.03.2000

5.12.13. Accounting of expenses on energy transfer at the energy plants shall be carried out apart of accounting of expenses on energy output on the separate subaccount 20.5 "Expenses on heat energy transporting".

Calculation of the transfer net cost shall be accounted apart of electric and heat power production as the separate activity.

5.12.14. Division into the Company activities shall be carried out according the single issued Order and Provisions on separate accounting over the activities.

5.13. Features of the Company's profits and losses forming

5.13.1. The Company's profits on usual activities are the following:

- *proceeds from electric and heat power sale;*

- ***proceeds from increased pay to the rate on reactive power compensation (tangent Fe);***
- ***proceeds received for nonrecoverable condensate;***
- ***proceeds from makeup and chemical treated water sales;***
- ***proceeds from other finished production of auxiliary process sales;***
- ***proceeds from agricultural production sales;***
- ***proceeds from rendered works (services) of industrial nature (including transit);***
- ***proceeds from nonindustrial works (services) sales including profit on sale of medical services to the third parties, profit on sale of tickets in the own medical institutions (sanatorium-preventoriums) to the third parties and to own employees; profit on housing services (rent), services of preschool institution (payment for children keeping), other services of nonindustrial nature (payment for weekend tickets in the sanatorium-preventoriums, rest in tourist centers, in the pioneer camps etc.);***
- ***proceeds from good's sale including retail trade (through the stores against cash, also instalment selling against salary), also wholesale trade (profit of inventory holdings sale abroad), foreign trade (export trade);***
- ***proceeds from catering goods sale;***
- ***earnings concerned temporary use of the Company's assets under the Lease contracts against payment (temporary use and possession).***

5.13.2. Profits on usual activity shall be defined as difference between the earnings on sale of goods, products, works and services according to the current costs and rates on electric and heat power except VAT and expenses on their production and sale approved by REC.

5.13.3. Extraordinary profits of the Company shall be declared the following types of penalties, fines and forfeits against the violation of the contract's terms and provisions;

- ***electric power capacity excess;***
- ***energy consumption contracted size's excess;***
- ***energy consumption contracted size's underexploitation;***
- ***unauthorized electrical installation's launching;***
- ***nonrecover of condensate;***
- ***excess of the fixed by the contract maximum hourly demand of heat energy;***
- ***unauthorized water pumping;***
- ***excess of the contacted volume of heat energy consumption;***
- ***temperature excess of return delivery water;***
- ***underexploitation of the contracted volume of heat energy consumption***

shall be reflected on account 91 "other profits and losses" in the moment of profit acceptance.

5.13.4. Social oriented expenses, i.e. additional payment to pensions, incentive pays, expenses on health-improving measures, compationate activity, maintenance of objects of social sphere and other similar expenses shall be deemed as other extraordinary expenses and shall be reflected on account 91 "Other profits and losses".

5.13.5. Sum differences over the payments with debtors-buyers arose this reporting period shall be referred to the earning increasing due to sale.
Sum differences arose after the reporting period shall be deemed as profits (losses) of the last years revealed in the reporting period in the result of re-calculations with counteragents and shall be reflected in composition of other extraordinary profits (losses) on account 91 "Other profits and losses".

5.13.6. Interests on the commercial credit granted to the buyer (customer) by the Company on terms of delay of payment including collateral note received from the customer shall be deemed as other extraordinary profits and shall be reflected on account 91 "Other profits and losses".

5.13.7. By results of inventory of accounts receivable spent at the end of fiscal year the reserves on dubious debts over the payments with debtors with the debtors and the sums of created reserves shall be refereed to the debit of account 91 "the profits and losses" in composition of operative expenses in correspondence with account 63 "Reserves on the dubious debts" (par. 11 Provisions on accounting "Company's expenses" PBU 10/99 (ed. 30.03.2001).

The reserve's size shall be defined separately by each dubious debt depending on the debtor's financial situation and appraisal of probability of a debt repayment fully or partially, also shall be limited by the Company's financial abilities.

Any debtor's debt shall be deemed as dubious debt if this debt was not paid in terms prescribed by the contract and was not ensured with mortgage, voucher of bank guaranty.

Accrued reserve shall be aimed at coverage of losses incurred due to bad debts.

The bad debt is a debt which limitation period has expired or in case of discharge owing to impossibility of its execution on the ground of the act of the State body or of the company's liquidation.

Unused reserve sum of bad debts in the fiscal year shall be added to the profits of the fiscal year together with a record in the credit of account 91 "Other profits and losses" in composition of operative expenses in correspondence with account 63 "Reserves on bad debts".

5.13.8. Energy output to the needs of plants and networks shall be reflected in accounting in appraisal of:

- output to the technological and economy needs of the main and auxiliary processes according to the specially fixed rate without reflection in the sale's volume;

- output to own capital construction and to the non industrial economy according to the fixed rates including reflection in the sale's volume.

Electric and heat power consumed by economic needs shall be included in the sale's volume but shall be transfer in aviso through account 79 "Intraeconomy payments" to subsidiaries without invoicing.

According to the "Standard instruction on electric power accounting under its production, transfer and distribution RD 34.09.101-94 (approved by General State Energy supervision department of Russia (Glavgosenergonadzor of Russia) dd. 02.09.1994), the category of economic needs of energy system involves electric power consumption by auxiliary and non industrial processes being on the balance of electric plants and electric network enterprises obligatory to main production maintenance but not tied directly with technological processes of heat and electric power production at the electric plants, also transfer and distribution of electric power (nomenclature of energy consumption's elements to the economy needs of electric plants and electric networks is defined by the Letter of the Minenergo of USSR №B-6023 dd. 24.04.1980).

Electric power consumption to economic needs of energy system shall be included in the effective output subject to accounting as separate line in form of static report 46-ec "Effective output of electric and heat power" and shall be transferred to subsidiaries according to the special fixed rate.

Electric power consumption to heating, water supply and lighting of dwelling houses, canteens (if these expenses are reflected on b/account 29 "Auxiliary processes and economies"), hostels, hotels, clubs, tourist centers, preventoriums etc. shall not be included in economic needs of energy system.

Also consumers operated from the needs of plants and substations (sub-abonents)are not referred to the economic needs of energy system.

Energy consumed by windings of synchronous condensers and glaze fusion are not referred to the energy consumption to the economic needs of energy system. Aforementioned types of energy consumption form energy losses in electric networks.

Every month according to the reports of PTO of subsidiaries, Energosbyt (Energy supply) shall correct sale's volume on economic need's sum and hand over information on electric and heat power consumed by subsidiaries to economic needs in accordance with approved form "Appendix 2 to this present Provisions) to accounting department of the executive body:

Executive body shall transfer through aviso electric and heat power consumption to the economic needs to the subsidiaries every month. Sum received by the subsidiaries shall be reflected on expenditure accounts (Debit 20,23,25,26; Credit 79).

Heat power (makeup water and unreturned condensate (in tn.) shall be transferred to the subsidiaries through aviso with invoicing by Energosbyt (Energy Supply).

Coordination of parameters with the branch statistical report under the form 46-ES is not provided In the current annual and intermediate accounting. There is a reference to explanation of a reason of data divergence on sales volume with the accounting reporting in the statistical branch report.

5.14. Disposition of profits

5.14.1. Disposition of net profits in the Company shall be approved by the general meeting of shareholders and shall be hold in accordance with Law "On Joint Stock Companies" and with standard documents on book keeping.

5.14.2. Tax and other similar payments accrued during the fiscal year from the profits shall be reflected on account 99 "Profits and losses".

5.14.3. Accounting of transactions with authorized capital, additional capital and reserve capital shall be closed in the executive body of the company as property owner.

5.14.4. At the expense of unappropriated balance in case of its adequacy the reserve capital equal no more then 5% of the authorized capital shall be established in accordance with Articles of Association.
Assets of the reserve capital shall be used in financing according to Provisions developed by the Company.
5.14.5. Dividend's charge and issue shall be carried out over the results of the fiscal year in accordance with Articles of Association under the special developed Provisions.

5.15. Features of accounting of intraeconomic transactions between subsidiaries.

5.15.1. Operations on the property transfer to subsidiaries shall be reflected in accounting through account 79 "Intraeconomic payments", subaccount "Payments on allotted property" and shall be reflected in passive balance in the filed line 423 of part IV "Capital and reserves"

5.15.2.Transfer of inventories (MPZ) in the Company shall be reflected in accounting using the account 79 "Intraeconomic payments on the current operations" omitting realization accounts, accounts receivable, account payable without VAT and extra charging.

Transition of inventories (TMC, goods) between subsidiaries shall be drew up by form M-15 "Blading to the good's output apart" with the first copy of blading transfer to the subsidiary-recipient.

5.15.3. Subsidiary "Kuzbassenergosviaz (KES) which activity is nonspecialized as compared with main activity of JSC "Kuzbassenergo" shall to summarize information on production expenses on account 23 "Auxiliary process".

Cost of services (work) of KES for other subsidiaries of the Company shall be charged off account 23 though account 79, subaccount "Intraeconomic payments on the current operations" without reflection on account 90 "Sales.
In the "Report on financial results" (form 2) in line 010 "Profits on the goods, services, work's sale" only profit on the finished products sale (works, services),also on sale of goods abroad etc. subject to accounting on account 90 "Sales" shall be reflected.

Subsidiaries shall accept through the aviso (not later then 6 day of the month next to reporting) actual expenses of KES from the credit account 79 to the debit of corresponding expenditure accounts and accounts on inventories accounting.

5.16. Relations with subsidiaries and affiliated companies.

5.16.1. Economic operations between the Company and its affiliated companies shall be reflected in book keeping using corresponding accounts on payments without their allocation on the separate subaccount, including VAT charging and obligatory monthly payments revision approved by bilateral revision acts.

5.17. Accounting of the State assistance.

5.17.1. Information on the received and spent state assistance granted in form of subventions, subsidies, budget credits and other forms with the assets dividing into financing of capital and current charges shall be formed in accordance with par. 4 PBU 13/2000 "Accounting of the State assistance" (Order of MF of RF № 92n dd. 16.10.2000.

5.17.2. Received state assistance in form of budget credits shall be reflected in accounting in order approved for borrowing costs accounting (par.16, 17 PBU 13/2000).

5.17.3. Other forms of the State assistance, benefit on which cannot be reasonable valuated (rendering of consulting services on gratuitous basis, granting of guarantees, interest-free loans or loans with the lowered interest}) or cannot be inseparable from usual economic activities (state purchases), in case of their importance shall be disclosed in the accounting report in the explanatory note (par.18, 19 PBU 13/2000).

5.18. Accounting of loans, credits and expenditures concerned their maintenance

5.18.1. Accounting of expenditures concerned liabilities fulfillment under the received interest-bearing loans (except the State loans) and credits (including commodity and commercial credits) together with loans attraction by way of bill of credit issue, bounds issue and sale, shall be carried out in accordance with Provisions of accounting " Accounting of loans, credits and expenditures on their maintenance" (PBU 15/01) approved by the Order of MF of RF №60n dd. 02.08.2001.

5.18.2. The company's debts to the debtor shall be admitted in accounting in amount of actually received cash assets or in a cost appraisal of other items provided by the contract in the moment of actual transfer of cash assets or other items.

5.18.3. The company's debts under the received loans and credits shall be divided into short-time and long-term, also urgent and outstanding in the accounting.

5.18.4. Transfer of long-term debts into the short-time shall not be made in the moment when under the contract provisions there are 365 days before paying back of the principal sum of the debt.

5.18.5. Expenditures related with receipt and use of loans and credits are the follows:
- due interests to lenders and creditors;
- due interests or discount under the bills of credits and bonds;
- additional expenditures concerned the loans and credits receipt, loan liabilities issue and distribution (par. 19 PBU 15/01);

- *exchange and sum differences under the interests on exchange loans and credits subject to be paid.*

5.18.6. Expenditures concerned the loans and credits receipt and use shall be deemed as current expenses except those part which is subject to including in the initial cost pf the fixed assets and non-material assets (par. 12, 23-31 PBU 15/01), or in the actual net cost of the posted inventories, other values, works and services (par. 15 PBU 15/01).

5.18.7. All current expenditures, including additional related with loans and credits receipt and use shall be reflected in composition of operative expenses of the Company in the moment of their charge (expenses process) regardless of time of actual payment. (par. 14, 20 PBU 15/01).

5.18.8. Debts under the received credits and loans, also under the bills of credit, bonds and other loan liabilities subject to be paid shall be reflected at the end of the reporting period including accounting of due interests according to the loan contract terms, credit contract, also bill of credit issue terms (par. 15-18 PBU 15/01).

5.18.9. At draw a bill of credit for reception of the loan by monetary (sale of own bills of credit) the sum of due interests to billholder or discount shall be included in composition of operative expenses under the debit of account 91 " Other profits and losses " in the moment of charge.

5.18.10. Expenses concerned the loans and credits received for non-circulating assets acquisition shall be decreased by the profit's amount on temporary use of loan assets as long-term and short-time financial investments together with approval of such decrease by corresponding calculation (par. 26 PBU 15/01).

5.19. Information on the events after the reporting date

5.19.1. Information on all essential facts happened after the reporting date that affected or may affect financial situation, cashflow or the company's activity results and that took place in the period between the reporting date and the date of the accounting report subscribing shall be reflected in In the annual accounting report (par. 6 Provisions on accounting "Events after the reporting date" PBU 7/98 approved by the Order of MF RF №56n dd. 25.11.1998).

5.19.2. The events stipulated by the Appendix to PBU 7/98 shall be deemed as the events took place after the reporting date .

5.19.3. Consequences of the event took place after the reporting date shall be reflected by way of adjustment in synthetical and analytical accounting of information on corresponding assets, liabilities, capital, profits and losses (par. 9 PBU 7/98) or by way of disclosure of corresponding information in the explanatory note (par. 10 PBU 7/98).

5.19.4. To valuate in money terms the consequences of events took place after the reporting date corresponding calculations shall be made and approved. Calculation shall be made by corresponding authorized Department (Service).

5.19.5. Consequences of such event shall be valuate in money terms on the ground of corresponding calculation according to the discretion requirements (par. 8PBU 7/98).

5.20. Information on conditional facts of economic activity

5.20.1. In the annual accounting report shall be reflected information on all essential conditional facts of economic activity, i.e. on such facts in respect of which consequences and possibility of their appearance in future may be ambiguity and furthermore such conditional fact's consequences may affect the appraisal of

accounting report on financial situation, also cashflow and the company's activity results as for a reporting date by the readers and users (par.7 Provisions on accounting "Conditional facts of economic activity" PBU 8/01 approved by the Order of MF RF №57n dd. 25.11.1998).

5.20.2. Conditional facts of economic activity are the follows:

- unfinished by the reporting date trials where the Company acts as plaintiff or defendant, which decisions may be accepted in the future reporting periods;

- ***disputes with the fiscal bodies concerned payments in the budget not resolved by the reporting date;***
- ***guarantees and other types of liabilities security issued in favor of the third parties before the reporting date which execution's terms did not come yet;***
- ***discounted before the reporting date bills, which maturity date did not come before the date of the accounting report subscribing;***
- ***any executed before the reporting date actions of other institutions, as a result of which the Company should receive indemnification which amount is a subject of trial;***
- ***liabilities for environmental protection;***
- ***other analogical facts.***

5.20.3. Conditional fact of economic activity shall be reflected in accounting and reporting depending on probability of occurrence of its consequences by way of such consequences reflection in analytical and sinthetical accounting (par. 9-13 PBU 8/01) or by way of disclosure of corresponding information in the explanatory note (par. 14 PBU 8/01).

5.20.4. Consequences of conditional fact of economic activity (conditional loss, conditional profit, conditional liability, conditional assets) shall be valuated in money terms on the ground of corresponding calculation according to the discretion requirements (par. 21 PBU 8/01).
Calculations shall be made by corresponding authorized Department (Service).

5.21.Information on affiliated persons

5.21.1. In the annual accounting report in the explanatory note information on operations with affiliated persons shall be disclosed in cases provided by par. 7 of Provisions on accounting "Information on affiliated persons" PBU 11/2000 approved by the Order of MF RF №5n dd. 13.01.2000 :

- ***the company is under the control or affect of other institution of natural person:***
- ***the company controls of affects other institution.***

5.21.2. Operations between the Company and affiliated person shall be deemed any operation concerned transfer of any assets of liabilities (par. 5 PBU 11/2000).

5.21.3. Information on operations between the Company and affiliated companies and between the affiliated companies composed the group of interrelated companies shall not be disclosed in summary accounting report (par. 9 PBU 11/2000).

5.21.4. List of affiliated persons, information on operations disclosed in accounting report shall be created by the Company independently due to contents of relations between the Company and affiliated person including guidance of priority requirements of the contents to its form.

5.22. Segment Reporting

5.22.1. In the annual accounting report in the explanatory note information on operational and geographical

segments shall be disclosed. Information on operational segments shall be deemed as primary information on the segments, as the secondary will be information on geographical segments.

5.22.2. The following activities are in the structure of operational segments (par. 7 Provisions on accounting "Information on the segments" PBU 12/2000 approved by the Order of MF RF №11n dd. 27.01.2000):

- ***electric and heat power production;***
- ***other activities, in case of disclose in the process of accounting that electric and heat power production composes less 75 % of the Company income (par. 10 PBU 122000).***

5.22.3. The following information shall be disclosed over the operational segments: (par. 21 PBU 12/2000):

- ***sale's income;***
- ***financial result;***
- ***total balance amount of assets;***
- ***total size of liabilities;***
- ***total amount if capital investments in the fixed assets and non-material assets;***
- ***total amount of amortization assignments under the fixed assets and non-material assets.***

5.22.4. In the structure of geographical segments shall be included foreign states in case of foreign-economic activity with them, with granting information on amount of sales profit in the context of geographical regions allotted on location of the sales markets on condition that size of sales profit of geographical segment is not less then 10% of sales profit in whole in the Company (par. 9, 22 PBU 12/2000).

5.23. Information on go out of business

5.23.1. Order of disclosure of information on go out of business, including resulted reorganization of the Company (in case of allocation, segregation) shall be carried out in accounting reports according to PBU 16/02 approved by the Order of MF RF №60n dd.02.08.2001.

8. Accounting policy for the purposes of International Financial Reporting Standards (IFRS)

8.1. General provisions

8.1.1. The Company's accounting shall be carried out in accordance with Russian Federation legislation. Reporting according to the international standards shall be made by way of data transformation from Russian accounting system together with analytical information granting.

8.1.2. Financial report in accordance with IFRS 1 "Presentation of Financial Statements "contains the following items;

-accounting balance;

- profits and losses statements;

- shareholder's capital flow statements;

- cash flow statements;

- accounting policy and explanatory notes.

8.2. Principles of consolidation

8.2.1. Financial reporting of the Company according to IFRS shall be formed on the ground of consolidated decoding tables developed for each reporting period and filled by the executive body, subsidiaries and representative office of the Company.

Consolidate financial report shall contains of financial statements of the Company and financial reports of those companies whose financial activity is under the supervision of the Company. Presence of the control admits, when the Company owns directly or through affiliated companies more than 50 % of voting shares.

8.2.2. Under the consolidated reporting drawing up all intragroup remains and operations shall be excluded. Minority's share shall be disclosed separately.

8.3. Subsidiaries

8.3.1. Financial investments in the subsidiaries shall be accounted according to the method of share participation based on the Company's share ownership. Subsidiaries are the companies under the essential impact of the Company, but not controlled by the Company. Essential impact is supposed, when the Society owns not less than 20 % and no more than 50 % of voting shares.

8.4. Financial investments

8.4.1. Long-term financial investments of the Company mainly implied the investments in the authorized capital of other companies, whose shares are not circulated at the open securities markets.

8.4.2. This type of financial investments shall be referred to the group of investments " off-the-shelf for sale" IFRS 39 "Financial Instruments: Recognition and Measurement". This group of investments character is the management's intend to own them during unlimited period.

8.4.3. This type of investments shall be reflected in reporting at the Fair value (IFRS 39 " Financial Instruments: Recognition and Measurement"). Fair value of financial investments is a sum of money terms adequate to its purchase under transaction between well informed independent parties desired to make such transaction.

In case of absence of the market price financial investments "off-the-shelf for sale" shall be reflected according their initial cost.

Formed profit (loss) due to change of fair value of financial investments shall be referred to the Profits and losses statements in the period of appearance.

8.5. Operations with foreign currency.

8.5.1. Operations with Foreign currency shall be deemed operations with currency different from RUR. Money assets and liabilities of the Company available in foreign currency by the reporting date shall be converted in RUR according to the current rate.

Operations with foreign currency shall be reflected on the rate as for a date of transaction conclusion.

Profits and losses subject to calculations over these operations and to recalculation of assets and liabilities in foreign currency shall be reflected in the profits and losses statements.

8.6. Dividends

8.6.1. Dividends shall be deemed as liabilities and shall be deducted from the amount of capital as for reporting date only in case if they were declared (approved by shareholders) before the reporting date inclusive. Information on dividends shall be disclosed in explanatory notes to the financial reporting if they were recommended before the reporting date, also were recommended or declared after reporting date, but before the date when the financial reporting shall be issued.

8.7. Intangible assets

8.7.1. Intangible assets – identifiable trusty assets not having physical form held for using in production or rendering of goods and services, for leasing to other parties or for administrative purposes (IFRS 38 "

intangible assets).

In the structure of intangible assets shall be accounted computer software, to which the company has no sole rights, trade mark.

8.7.2. Intangible assets shall be reflected in accounting on purchasing cost (creation cost) minus accumulated depreciation .

8.7.3. Amortization of intangible assets shall be reflected in accounting by way of uniform charging o during the time of effective using of intangible assets, but no mot then 20 years.

8.8. Fixed assets

8.8.1. Objects of the fixed assets shall be accepted to accounting on actual cost.
Actual cost of the fixed asset's object subject to payment shall to include amount of actual expenses of the company on purchase, construction and production, except value added tax and other refundable taxes.
Common economic and other similar expenses shall net be included in actual expenses on acquisition, construction and production of the fixed assets.

8.8.2. Change of actual cost of the fixed assets, in which they were accepted to accounting, shall be admitted in cases of rebuilding, reequipment, reconstruction, modernization, partial liquidation and reevaluation of the fixed assets.
Thus expenses on modernization and reconstruction of the fixed asset's object after its termination may increase the initial cost of such object if in result of modernization and reconstruction primary accepted normative features of functioning were improved (increased) (term of effective use, capacity, quality of application) of the fixed asset's object.

8.8.3. Fixed assets as for their situation by each reporting date of the year 2005 shall be reflected in the reporting on primary cost defined at the moment of the object taking to accounting, and corrected by the inflation index (consumer's cost index) calculated for the period from the date of the object's taking to accounting till the 31st of December 2002.

8.8.4. Availability of signs of economic obsolescence of the fixed assets is shall be defined by each reporting date. In case of one such sign availability the management of the company shall to valuate reimbursable cost of the fixed assets.

The follows signs may indicate economic obsolescence availability:
- essential changes in technological and production process, also economic and legal situation of the Company's activity;

- availability of evidences of depreciation or material damage of the fixed asset's object or of the Company's object of the fixed assets;
- decreasing of market value on some types of the fixed assets etc.

Reimbursable cost shall be defined as overall value of net selling cost of the assets and value of its using (IFRS 36 "Assets Depreciation"
Net selling cost is a cost of assets provided by the sales contract in transaction between the parties being well informed and desired to make such transaction except additional expenses concerned retirement of such assets.
Value of the assets using is a discounted cost of supposed (evaluative) future cash flows which rise is waiting due to continuous using of assets and of its retirement at the end of its effective service terms.

Balance cost of the fixed assets shall be reduced to the reimbursable cost and a difference shall be reflected as expenses (losses subject to economic obsolescence) in the report on profits and losses.

8.8.5. Expenses under the interests shall be capitalized if they concerned directly the object construction. Expenses on technical maintenance, current and capital repair shall be referred to expenses according their rise. All types of expenses not resulted in improvement of technical features of the fixed assets over their initial possibilities shall be referred to expenses on capital construction. Profits and losses arose in result of the fixed assets retirement shall be reflected in the Profits and losses Statements according their rise.

8.8.6. Amortization over the fixed assets shall be accrued by way of equal charging during the time of effective using of the fixed assets.
Under the amortization charge the following time of service shall be used:

Type of the fixed assets	Effective using time (years)
Fixed assets used in electric and heat power production	50
Fixed assets used in electric power transfer	40
Fixed assets used in electric power distribution	40
Fixed assets used in heat power transfer	25
Others	15

8.8.7. Objects of social sphere shall not be reflected in the structure of the fixed assets in consolidated financial report as in future they will not bear any economic profits to the Company. Expenses on maintenance of objects belonging to the social sphere shall be referred to expenses according their rise.

8.9. Monetary funds and their equivalents

8.9.1. Cash assets and assets on bank accounts shall be reflected in a structure of monetary funds.

8.9.2. Report on cash flow (Appendix 4 to this present Provisions) shall be prepared in accordance with IFRS 7 "reports on cash flow". Investment and financial activity are actual money operations.
Total sum of proceeds from main activity also are actual proceeds from main activity.
Furthermore some articles of this paragraph of the Report on cash flow shall to include as monetary, as nonmonetary operations.

8.10. Accounts receivable of customers and other accounts receivable.

8.10.1. Accounts receivable shall be reflected including Value Added Tax subject to reimbursement by the budget.
The company creates a reserve on bad debts in accordance with IFSR 39 "Financial Instruments: Recognition and Measurement". Such reserve on bad debts shall be created in case of objective confirmation of impossibility by the Company reception of all sums of debts according to initial conditions of its repayment.
Costumers and consumer's debts and other types of accounts receivable shall be corrected by the reserve sum to decrease the cost of this debts.

8.10.2. The sum of reserve on short-terms accounts receivable shall be calculated on the base of rates fixed by the Company due to analysis of probability of accounts receivable repayment.
Expenses on the reserve creation on the bad debts shall be reflected in the period of its appearance in the Profits and losses Statements in the structure of operative expenses.

8.10.3. Sum of expenses on the interests payment under the restructured accounts receivable shall be calculated as difference between accounting cost and reimbursement sum represented the current cost of future cash flow discounted by the amount of market interest rate for similar debtors as for a date of this accounts receivable rise. Discounting results shall be reflected in the period of its appearance in the profits and Losses Statements in the structure of expenses on the interest's payment according to the article "net profits (losses) of financing"

8.11. Inventories

8.11.1. Inventories shall be reflected in accounting in the minimal value, i.e. net cost and possible net sale cost.
Inventories cost acquired due to payment shall be deemed the sum of actual expenses of the company on acquisition except VAT and other reimbursable taxes.
Common economic and other similar expenses shall not be included in actual expenses on acquisition.
Net sale cost shall be defines as possible sales cost minus sales expenses.

8.11.2. The reserve on worn out and little used inventories shall be created in case of potential losses due to out-of-date inventories and low turnover inventories including their expected use.

8.11.3. On the inventories output in production their valuation shall be made at weighted average cost.

8.12. Value added tax on purchase and sale.

8.12.1. Value added tax ("VAT") concerned sales income shall be paid to the fiscal bodies as the rendered services were paid.
Incoming VAT shall be accounted against VAT accrued due to sale's proceeds under the fact of it's payment to the suppliers. VAT not referred to sales operations, which accounts were not made as for a date of balance sheet drawing up (deferred VAT), shall be reflected in the balance sheet in structure of account payable on tax payment as current liability.

In case of reserve creation subject to cover accounts receivable which collection is impossible all expenses on the bad debts shall be reflected in full amount of debts including VAT. Corresponding liability under the deferred VAT shall be rest reflected in accounting by the moment of its discharge or charge off of the accounts receivable in Russian accounting.

8.13. Deferred profit tax

8.13.1. Assets and liabilities under the deferred profit tax shall be calculated in respect of temporary differences balance method assisted. reserve on deferred profit tax shall be created according to all temporal differences between fiscal appraisal of assets and liabilities and their balance cost in financial reports.

8.13.2. Assets and liabilities under the deferred profit tax shall be defined according to the fiscal rates that as expected will be in force at the moment of the assets sale or debts charge off.
Fiscal rates which were in force as for a date of balance sheet drawing up shall be deemed as basic.

8.14. Account payable
8.14.1. Account payable shall be shown adjusted for profits taxation subject to reimbursement from the budget under the goods and services receipt and account payable repayment subject to future events.
In restructuring of account payable if its fair cost is differ more then 10% from the initial cost, the fair cost of restructured debts shall be defined as current cost of future period's cash flows discounted at the percent rate available to the Company as for a date of primary recognition of the restructured accounts payable.

Sum of discounting shall be reflected in the Profits and Losses Statements as profit on initial acceptance of accounts payable at the fair cost according to the article "Net (expenses on) profits on financing", and long-term part pf discounted accounts payable shall be reclassify according to the items of other long-term liabilities. Discounted sum shall be amortized during all period of restructuring and shall be reflected as expenditures on payment of interests.

Reserves shall be admitted, if the Company owing to the certain event in the past has legal or voluntary taken up obligations which settlement with the large . degree of probability will need outflow of the resources concluding the future economic gains and which may be estimated in money terms with a sufficient degree of reliability.

8.14.2. Additional liabilities (penalties and fines) which are not reflected in Russian accounting shall be accrued and reflected in the balance sheet in item "other long-term liabilities".

8.15. Borrowed assets

8.15.1. Borrowed assets shall be reflected in accounting reports in amount of actually received assets including accrued interests.

8.15.2. Borrowed assets subject to charge off during the year after reporting date shall be reflected in the structure of short-time liabilities.

8.15.3. Borrowed assets subject to charge off in the period more then in a year after reporting date shall be reflected in the structure of long-term liabilities. Part of long-term accounts payable subject to charge off within 12 months after reporting date shall be reflected in the structure of short-time liabilities.

8.15.4. Interests on credits and loans shall be reflected in the report due to charge.

8.16. Minority interest

8.16.1. Minority interest is a proportional share of minority shareholders in the capital of the JSC "Kuzbassenergo" subsidiaries. It shall be calculated on the ground of ownership interest of minority shareholders in the JSC "Kuzbassenergo" subsidiaries.

8.17. Pensions and dismissal wage

8.17.1. Other benefits to the retirees granted according own discretion of the Company are not essential.

8.18. Acknowledgement of profits

8.18.1. Profits shall be reflected on fact of electric and heat power supply also of goods and services sale not referred to energetics and took place before the period expire. Features of profits shall be reflected except VAT.

8.18.2. Income is based on the tariffs on heat energy and electric power approved by Regional Energy Committee.

8.19. Profits on share

8.19.1. Profits on share shall be defined by way of division of net profit in weighted average quantity of ordinary shares circulating during the fiscal year.

8.20. Segmented reports granting

8.20.1. In accordance with IFSR 14 "Segment reporting" the Company shall to disclose segmented information in the explanatory notes to the financial report.

8.20.2. The ground for the company segment's definition is its organizational structure and internal system of management reporting.

8.20.3. Primary segments of reporting are industrial segments. The company contains four industrial segments:

- Segment - "Electric power production and transfer" is represented by electric stations and by some heat plants participating in energy production, also by electric networks and Energosbyt (Energy Supply) realizing electric power transfer and distribution from the plants to the consumers;

- Segment - "Heat energy production and transfer" is represented by heat plants and by some electric stations produced heat power, also heat networks department and Energosbyt realizing heat energy transfer to the consumers;

- Segment "Others" contains a range of insignificant segments including repair and auxiliary subdivisions, objects of social sphere.

Information on industrial segments shall be formed for the year finished the 31st of December 2004 and for the year finished the 31st of December 2005 in a format according to Appendix 3 to this present Provision.

8.20.4. Secondary segments of reports – customers of electric and heat power. The Company contains three segments:

- *Segment - "Electric power production and transfer" is represented by industrial consumers, population (urban and rural), wholesales consumers-reseller and by other consumers.*
- *- Segment - "Heat energy production and transfer" is represented by industrial consumers, population (urban and rural) and by other consumers.*
- *Segment "Others" contains external costumers.*

Information on geographical segments shall be formed for the year finished the 31st of December 2004 and for the year finished the 31st of December 2005 in a format according to Appendix 3 to this present Provision.

8.21. Summary financial reporting and accounting of investments to affiliated companies being out of the control from the outside of the Company.

8.21.1. Affiliated company shall be excluded from the accounting process if it carries out its activity within the strict long-term restriction which decrease essentially its capacity for associated company assets transfer (par. 13 IFSR 27 "Summary financial reporting and accounting of investments to affiliated company".

8.21.2.Investments to such affiliated companies shall be accounted at the fair cost (as financial assets available for sale) in accordance with ISFR 39 "Financial Instruments: Recognition and Measurement".
Fair cost of financial investments shall be defined as product of participation share to amount of net assets of the company as for reporting date.

8.21.3. Results of activity of the retired affiliated company shall be included in the summary profits and losses statements up to the date of retire which is the date of the associated company's control loss of this affiliated company.
Difference between receipt resulted retire of the affiliated company and balance cost of its asses minus liabilities as for a date of retire shall be accepted in summary profits and losses statements as profits or losses due to affiliated company retire. (par.23 IFSR 27 "Summary financial reporting and accounting of investments to the affiliated companies").

9. Explanatory note's making

9.1. Explanatory note to accounting reports as its integral part (par. 5 Provisions on accounting "Accounting reports of the company" PBU 4/99, approved by the Order of MF RF №43n, dd. 06.07.1999) shall be made by the financial department, also by legal department, accounting department of the Company's executive body on the ground of calculations, information and explanations of the affiliated companies, representative office, subsidiaries.

9.2.Explanatory notes shall to disclose all cases of deviations under accounting report making stipulated by law in force of Russian Federation, also by standard acts on book keeping and reporting in part of essential deviations of accounting and appraisal of items of accounting balance

Explanatory note shall disclose all cases of deviations under the process of accounting report making provided by current legislation of Russian Federation and standard acts on book keeping and reporting in part of essential deviations of accounting and appraisal of balance sheet items including reasons of such deviations and reveal of result affected the understanding of financial situation of the Compan, and reflection of financial results of its activity and changes in its financial situation 9par.25 PBU 4/99).

9.3. Explanatory notes shall to disclose information on the following items:

- *accounting policy (including full disclosure of all components affected essentially the appraisal and decision making by the interested users of accounting reports) (par. 11 PBU 1/98);*
- *explanations to the balance sheet and profits and losses statements (par. 27 PBU 4/99), par. 133-144 Methodical recommendations on the order of accounting report's features making, approved by the Order of MF RF №60n dd. 28.06.2000);*
- *events after reporting date (par. 10 PBU 7/98);*
- *conditional facts of economic activity (par.21 PBU 8/01);*
- *operations with affiliated persons (part II PBU 11/2000);*
- *information of the segments (part IV PBU 12/2000);*
- *information on profit on one share (part IV Methodical recommendations on information disclose about the profit on one share approved by the Order of MF RF № 29n dd. 21.03.2000);*
- *received state assistance (par.22 PBU 13/2000);*
- *received loans and credits (par. 33 PBU 15/01);*
- *information on activity subject to termination (par. 11 PBU 16/02);*
- *information on expenditures in the sphere of scientific and technological progress (NIOKR) (par. 16 PBU 1702);*
- *information on financial investments (par. 42 PBU 19/02);*
- *information on calculations of profit tax (par. 25 PBU 18/02);*
- *information on summary balance sheet (including reports on affiliated companies and subsidiaries).*

10. Organizational aspects of accounting policy

10.1. Book keeping and fiscal accounting of industrial and economic activity shall be carried out in accordance with Unified policy on improvement of corporate governance and software unification providing (order of JSC "Kuzbassenergo" dd. 24.12.2003 № 638 "On accounting automation")

together with computer techniques to get documents on magnetic mediums and monthly printing of ledger and accounting books.

10.2. Performance of inventory of the company's property and liabilities shall be carried out in accordance with Provisions on accounting and reporting in RF and Methodical recommendations on its holding" (Order of MF №49 dd. 13.06.1995).

Inventory's quantity during the reporting period, dates of its holding, list of property and liabilities shall be fixed by single order of general director of the company, directors of subsidiaries and representative office

including conditions on production organization or as required in cases when the inventory's holding is obligatory.

Inventory of the fixed assets shall be spend at least one time the three year, and of library funds – one time the five years. Sometimes the inventory is spend every year.

10.3. Reorganization (amalgamation, division, allocation of the separate subsidiaries into affiliated companies) shall be date for the end of reporting period (year or quarter) together with obligatory transfer act of divided balance drawing up.

10.4. Originals of primary accounting documents on economic operations created at the subsidiaries and representative office shall be taken to accounting and kept in the places of their creation.

11. Approval of amendatory procedure in accounting policy of the Company:

11.1. Accounting policy of the Company shall be change in case of:

- ***change of legislation of Russian Federation or of standard acts on accounting;***
- ***elaboration by the Company of new methods of book keeping assumed more reliable submitting of economic activity's facts in accounting and reporting or less laboriousness of accounting process without decreasing of reliability level of accounting process (change of the structure of working schedule of accounts under launching of new software, elaboration of methodology of accounting of some separate economic process free of corresponding standard regulation ect.);***
- ***essential change of activity's conditions (reorganization, change of owners, changes of activity's types, force majeur, changes of internal structure (without reorganization) etc.).***

11.2. Changes of accounting policy shall be taken in force from the 1st January of the year next to the year of its approval by the corresponding order in the Company except the cases when the standard document published during the year is subject to launching from beginning the current year's accounting.

7.5. Information of the total amount of export also on the share of export in the total sale's volume

The issuer did not spent energy export abroad of Russian Federation

7.6. Information of the cost of real estate of the issuer and essential changes in the structure of the issuer's property after the date of termination of the last fiscal year

Information on the value of the real estate property of the issuer is in the par. 3.6.1.

Total balance cost of retired and purchased real estate is not exceed 5% of the balance cost of the issuer's assets.

7.7. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity

Applications and suits (current at the amount more then 10,0 millions RUR) brought to JSC "Kuzbassenergo" which are under consideration as for the date 01.10.2005:

1) Inspections Federal Tax Service of RF in Kemerovo on recover of tax sanctions amounted RUR 214 938 640;

2) Ministry of Finance of RF on recovering of the principal debt on loan contract, also of interest on loan's using and interests on using of alien monetary funds amounted RUR 62 985 277, 58 ;

3) JSC RAO "UES of Russia" in the person of subsidiary "Kharanorskaya GRES" on recovering of a debt on the supplied electric power amounted RUR 39 553,73,

Applications declared by the JSC "Kuzbassenergo" being under consideration as for a date of 01.10.2005:

1) *decision on recognition as void the decision of Inspections Federal Tax Service of RF in Kemerovo on payment of VAT amounted RUR 200 843 912, also fine amounted RUR 150 000 000m penalty amounted RUR 40 168 782;*

2) ***decision on recognition as void the decision of Inspections Federal Tax Service of RF in Kemerovo on extra fee for water objects using amounted RUR 11 707 237, fine amounted RUR 1 182 189, penalty amounted RUR 2 341447;***
3) ***decision on recognition as void the decision of Inspections Federal Tax Service of RF in Kemerovo on extra fee of a profit tax amounted RUR 39 517 096, fine amounted RUR 4 285 215 and penalty amounted RUR 7 903 419 руб.;***
4) ***on obligation by Interregional Inspection on taxation of RF №4 of the largest tax payers to set-off overpayment amounted RUR 36 250 549 resulted submitting additional charge on the profit tax;***
5) ***decision on recognition as void the decision of Inspections Federal Tax Service of RF in Kemerovo on extra fee tax amounted RUR 44 368 459, extra payments on the profit tax amounted RUR 465 367, fine and penalty amounted RUR 8 873 691.***

There were not essential suits which sum is equal or exceeds 10% of the issuer's assets cost within three years preceded the date of the III quarter 2005 termination subject to filing of a claim to the issuer.

VIII. Additional information about the issuer and its placed securities

8.1. Additional information about the issuer

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust)

Authorized capital of the Company is composed of net cost of the Company's stocks purchased by the shareholders (allocated stocks).

The amount of the issuer's authorized capital: 606 163 800 (Six hundred millions one hundred sixty three thousands eight hundred roubles).
The company allocated ordinary registered stocks with the same nominal value amounted 1 (one)ruble each in quantity of 606 163 800 pieces.
A part of shares of JSC "Kuzbassenergo" in form of depository receipts (American depository receipts) is circulated outside the Russian Federation.

Level and status of the program : sponsored by ADR of 1 level, number of stocks for 1 ADR is equal 10, **Depository bank** - ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES, depository agreement was subscribed 23.10.1997. ADR is trade at the Berlin and Frankfurt stock exchanges.***
As for situation of 30.09.2005 the share's number deposited against the depository receipts amounted 9 903 470 pieces, i.e. 1,63% of the authorized capital and of the total vote's number.

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital

During the last 5 terminated fiscal years the JSC "Kuzbassenergo" did not spend additional stock's issue.

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer

A reserve fund is to be established in the Company equal to 5 (five) percent of its authorized capital in accordance with Articles of Association of the Company.
The reserve fund is to be formed by way of obligatory annual payments to reach amount provided by the Articles of Association of the Company. Amount of annual payments is provided by the Articles of Association of the Company and shall no to be less then 5 (five)% of the net income of the Company.
Expenditure of the reserve fund's assets bears only target character. Reserve fund of the Company is subject to cover losses of the Company also to pay-off the Company's bonds and the Company's ctocks purchase in case of other assets absence.
According to the balance sheet made by the 30.09.2005 the reserve capital was equal to RUR 16 858 thousands, as an accumulation fund – RUR 237 353 thousands.

8.1.4. Information about the order of calling and conducting a meeting of the issuer's supreme management body

Information about the order of calling and conducting a meeting of the issuer's supreme management is in accordance with Articles of Association of the Company.

Name of the suprememanagement body of the issuer: ***General meeting of shareholders***
Order of shareholders notification on the meeting conducting:
par. 1.5. Notification of general meeting of shareholder's convocation shall be send (or delivered) to the person indicated in the list of persons entitled to participate in General meeting of shareholders with the ballots for voting and shall to be published by the Company not later than 20 (twenty) days before the General meeting of shareholders, and the announcement on general meeting conducting which agenda contains an issuer on reorganization shall be published in the newspaper "Russian Gazette" not later then 30 (thirty) days before the date of General Meeting.
If the registered person in the register of shareholders of the Company is a nominal stock holder the announcement on the general meeting of shareholders conducting shall be mailed to the address of nominal holder if the register of the persons entitled to participate in the General meeting of shareholders does not contains other postal address where the announcement on general meeting of shareholders conducting shall be mailed to.

p. 11.6. Ballots for voting over the issues of agenda shall be shall be forwarded
to every person included in the list of persons entitled to participate in the General meeting of shareholders by a registered letter or handed over to each of the above persons against signature Company not later than 20 (twenty) days before the General meeting of shareholders.
One copy of ballot for voting over all issues of agenda or one copy of two or more ballots for voting over the different issues shall be submitted to each person included in the list of persons entitled to participate in General meeting of shareholders.

Persons (bodies) entitled to convoke (require conducting) of an extraordinary meeting (session) of the supreme management body of the issuer also the order of delivery (submitting) of such demands are the follows:

p. 14.2. Extraordinary General Meeting of shareholders of the Company is to be conducted according to its own initiative, also to demands of the Revision Committee of the Company, Auditor of the Company, also shareholder (shareholders) owned not less then 10 (ten) percents of the voting stocks of the Company as for the date of demand's raising.
p. 14.3.Convocation of the extraordinary general meeting of shareholders on demand of the Revision Committee of the Company, Auditor of the Company or shareholder (shareholder) owned not less then 10 (ten) percents of the voting stocks of the Company shall be exercised by the Board of Directors of the Company.
Such General meeting of shareholders shall to be conducted within 40 (forty) days from the date of demand on conducting of the extraordinary general meeting of shareholders submitting.

p. 14.4. Requirements on the extraordinary general meeting conducting shall to contain the issues subject to agenda inclusion.
Person (persons) requiring the extraordinary general meeting convocation entitled to submit a project of the Extraordinary general meeting of shareholder's decision, also proposal on the form of the general meeting conducting.

n. 14.5. In case if the requirement on the extraordinary general meeting of shareholders convocation is proceeded from the shareholder (shareholders) it must contain the name of shareholder (shareholders) required the meeting's convocation including a number, category (type) of the Company's shares belonging to him.
Requirement on the extraordinary general meeting of the Company convocation shall be signed by the person (persons) required the extraordinary general meeting of the Company.

Order of determination of a date for general meeting (session) of the supreme management body of the issuer conducting:
Determination of a date for general meeting of shareholders conducting is in the sole competence of the Board of Directors of the Company. In the process of preparation for the General meeting of shareholders conducting the Board of Directors determines the date for the General meeting of shareholders conducting.
Annual general meeting of shareholders of the Company shall be held not sooner than 2 (two) months and not later than 6 (six) months after the end of a fiscal year.

Extraordinary General meeting of shareholders upon the request of the Revision Committee of the Company, Auditor or shareholder (shareholders) owned not less then 10 (ten) percents of voting share of the Company shall be conducted within 40 (forty) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.
In case if the intended agenda of the extraordinary general meeting of shareholders contains an issue on election of members of the Board of Directors: the General meeting of shareholders is to be conducted within 70 (seventy) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.

Persons entitled to submit offers in agenda of meeting (session) of the supreme management body of the issuer:

p.13.1. Shareholders (shareholder) of the Company owned in aggregate not less then 2 (two) percent of voting shares of the Company within 90- (ninety) days after the date of the end of fiscal year have right to submit offers in agenda of annual general meeting of shareholders and nominate for candidates in the Board of Directors and Revision Committee of the Company which number must not exceed number composition of corresponding body.

n.13.2. Proposal on submitting of issues in agenda of the general meeting of shareholders and proposal on nominating for candidates shall be in written form with the name of submitted shareholder (shareholders), also number and category (type) of shares belonging to him and must be signed by shareholder (shareholders).

n.13.3 Proposal on submitting of issues in agenda of the general meeting of shareholders shall contain statement of each offered issue also proposal on candidates nomination – name of each supposed candidate, name of body subject to his election.

Persons entitled to familiarize with information (materials) submitted to preparing and conducting of meeting (session) of the supreme management body of the issuer also an order of such information (materials) familiarizing:
Persons entitled to participate in the General meeting of shareholders have right to familiarize with information submitted for shareholder's meeting preparing and conducting.

p. 11.7. Information (materials) on agenda of the general meeting of shareholders within the 20 (twenty) days, and in case of general meeting conducting on agenda upon the issue on the Company's reorganization within the 30 (thirty) days before the general meeting of shareholders conducting shall be available to the persons entitled to participate in the general meeting of shareholders subject to familiarization in the premises of the executive body of the company and in other places which addresses indicated in announcement on the general meeting of shareholders conducting. Indicated information (materials) shall be available to the persons participating in the general meeting of shareholders during its conducting.
Familiarization's order of the persons entitled to participate in the general meeting of shareholders with information (materials) over the issues of agenda of the general meeting of shareholders and list of information (materials) shall be defined by the resolution of the Board of Directors of the Company.

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the authorized (pooled) capital (unit trust), or at least 5 percent of ordinary shares

Name: ***Open Joint Stock Company "Kuzbasshydrostry", JSC "Kuzbasshydrostroy" (bankruptcy procedure - external control)***
Location: Krapivinsky district , Kemerovo region, Russia
Issuer's share in the chartered capital of business venture: **100%**
Share of ordinary stocks of the legal entity owned by the issuer: ***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name : Limited liability company **"Sbytenergo", Ltd. "Sbytenergo"**
Location: ***#14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, Russian Federation, 652417***
Issuer's share in the authorized capital of business venture: **100%**
Share of legal entity in the issuer's chartered capital: ***no***

Name: Limited liability company ***"Bill centre Kuzbassenergo", Ltd. "Bill centre Kuzbassenergo"***
Location: **30, Kuznetsky prospect, Kemerovo, Kemerovo region,** ***650620***
Issuer's share in the authorized capital of business venture: **100%**
Share of legal entity in the issuer's chartered capital: ***no***

Name: Open Joint Stock Company ***"Investment - production institution "Vodocanal", JSC "IPO Vodocanal"***
Location: ***#3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia***

Issuer's share in the chartered capital of legal entity: ***74.5 %***
Share of ordinary stocks of the legal entity owned by the issuer: ***74,5 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: Open Joint Stock Company ***"Prokopievskenergo", JSC "Prokopievskenergo"***
Location: ***#14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the chartered capital of legal entity: ***60 %***
Share of ordinary stocks of the legal entity owned by the issuer: ***60 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Engineering and analytical centre "Kuzbasstechenergo", JSC "Engineering and analytical centre "Kuzbasstechenergo"***
Location: ***#17, Stantsionnaya str., Kemerovo, Russia, 650099***
Issuer's share in the chartered capital of legal entity: ***100 %***
Share of ordinary stocks of the legal entity owned by the issuer: ***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Kuzbass energyreparing company", JSC "Kuzbass energyreparing company"***
Location: ***#30, Kuznetsky prospect, Kemerovo, Russia, 650099***
Issuer's share in the chartered capital of legal entity: ***100 %***
Share of ordinary stocks of the legal entity owned by the issuer: ***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the legal entity's ordinary shares of the issuer: ***no***

Name: ***Open Joint Stock Company "Kuzbssetremont", JSC ""Kuzbssetremont"***
Location: ***#1, Nevskogo str., Novokuznetsk, Kemerovo region, Russia, 654079***
Issuer's share in the chartered capital of legal entity: ***100 %***
Share of ordinary stocks of the legal entity owned by the issuer: ***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Closed Joint Stock Company "Autotransport enterprise "Kuzbassenergo", ZAO "ATP "Kuzbassenergo"***
Location: #4, Stantsionnaya str., Kemerovo, Russia, ***650006***
Issuer's share in the chartered capital of legal entity: ***100 %***
Share of ordinary stocks of the legal entity owned by the issuer: ***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Closed Joint Stock Company Medico-sanitary centre "Health centre "Energetic", ZAO "MSC "Health centre "Energetic"***
Location: ***#37, Kuzbasskaya str., Kemerovo, Russia, 650099***
Issuer's share in the chartered capital of legal entity: ***100 %***
Share of ordinary stocks of the legal entity owned by the issuer: ***100 %***

Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Kuzbassenergoservice", JSC "Kuzbassenergoservice"***
Location: ***#12, N. Ostrovsky str., Kemerovo, Russia, 650099***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Company with limited liability "South-West", TOO" South-West"***
Location: ***#10, Predzavodskaya str., Kemerovo, Russia***
Issuer's share in the chartered capital of legal entity: ***7.69 %***
Share of legal entity in the issuer's chartered capital: ***no***

Name***: Closed Joint Stock Company "Bagran", ZAO "Bagran"***
Location: #4a, Pionersky boulevard, Kemerovo.
Issuer's share in the chartered capital of legal entity: ***7.14 %***
Share of legal entity in the issuer's chartered capital: ***no***

Officials:
Name***: Limited liability company "Journal TEC and the Kuzbass resources", Ltd. "Journal TEC and the Kuzbass resources"***
Location***: #63, Sovetsky prospect, Kemerovo, 650099***
Issuer's share in the chartered capital of legal entity: ***6.7 %***
Share of legal entity in the issuer's chartered capital : ***no***

8.1.6. Information about essential transactions carried out by the issuer

No such transactions which liabilities amount 10 and more percents of the balance cost of the issuer's assets in the reporting period.

8.1.7. Information about credit ratings of the issuer

The Issuer or the issuer's securities have not been assigned any credit ratings for the last 5 fiscal years.

8.2. Information about each category (type) of the issuer's shares

Full name of category /type of shares*: **ordinary registered***
Nominal value: ***one ruble***
number of shares in circulation*: **606163800 pieces***
By Resolution of FCCB of Russia № 03-1210/p dd. 24.06.2003 an unification of additional issues of issuing securities of the Kuzbass joint stock company of energy and electrification was implemented as a result of which:
the following state registration numbers assigned to ordinary registered shares issues of the Kuzbass joint stock company of energy and electrification were annulated:
39-1n-00734 dd. 25.07.1994;
39-1-00970 dd. 23.11.1995.
Aforementioned issues of ordinary registered shares of the Kuzbass joint stock company of energy and electrification was assigned the state registration number 1-01-00064-A dd. 24.06. 2004.

JSC 'Central Moscow Depository" being the registrator spend an operation on unification of additional issues in the register of securities owners of JSC 'Kuzbassenergo" the 18th of July 2003.

There are no declared shares.

Shareholders rights granted by ordinary shares (art. 6 of the Articles of Association):

- Each ordinary stock of the Company grants the shareholder – its owner – an equal volume of rights (par. 6.2 of the Article of Association)

The Company's shareholders, owners of ordinary registered stocks of the Company are entitled to the following:

1) participate in the General meeting of the Company's shareholders with the right to vote on all issues within his competence;

2) propose issues to include into the agenda of the General meeting of shareholders in accordance with the Article of Association and the legislation of the Russian Federation;

3) receive information about the Company's activity and examine its books, accounting statements and other documents in accordance with art. 91 of the Federal Law "On Joint Stock Companies" and with the Articles

4) receive dividends declared by the Company;

5) have priority in acquiring additional shares and issued securities convertible into shares offered through open or closed subscription, proportionally to ordinary share's number belonging to him;

6) receive part of the Company's property left after all settlements with creditors in case of liquidation of the Company;

7) exercise other rights stipulated by the Russian Federation legislation and by the Articles of Association.

8.3. Information about the previous issues of the issuer's securities, except for the issuer's stocks

Only ordinary stocks are in circulation, the issuer did not issued other emissive securities.

8.3.1. Information about the issues with all securities paid off (cancelled)

Only ordinary stocks are in circulation, the issuer did not issued other emissive securities.

8.3.2. Information about the issues with securities in circulation

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default)

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.4. Information about the person (persons) providing (provided) security for the bonds of the issue

Issuer did not issue and float any bonds.

8.5. Terms of securing fulfillment of obligations on the bonds of the issue

Issuer did not issue and float any bonds

8.6. Information about the institutions registering the rights for issued securities of the issuer

Registrator:

Name: ***Joint Stock Company "Central Moscow Depository"***
Location: ***#3 build. B, Orlikov pereulok str., Moscow, 107078***
Postal address: ***#34, building 8, Bolshaya Pochtovaya str., Moscow, 105082***
tel.: ***(095) 221-13-33, 221-13-34;*** fax: ***(095) 221-13-33***
e-mail: ***Mcdepo@dol.ru***

License:
License number: ***10-000-1-00255***
Issue date: ***13.09.2002***
Expiry date: ***unrestricted effective period***
License issuing body: ***Federal Commission on Securities of Russia***
Registrator keeps the issuer's securities register from the 3rd of January 2002.

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents

Federal law of 10 December 2003 No. 173-FZ "On currency regulation and currency control" (ed. 29.06.2004) is the principal legislative document regulating the issues on the capital import and export.
Tax Code of Russian Federation (part 1 dd. 31.07.1998 №146-FL and part 2 dd. 05.08.2000 № 117-FZ).

Instruction of the Central Bank of the RF of 28 December 2000 No. 96-I (in version of 25.02.2003) "On special accounts of non-residents, type "C". This instruction is subject to adjustment the order of operations with non-residents type "C" in currency of Russian Federation and special accounts type "C" subject to securities accounting.

"Instructions adjusted with the Ministry of Trade of Russian Federation on expediency of investments abroad by legal entities and natural persons of RF" approved by the Order of the Ministry of Trade of RF №318 dd. 09.07.1999.
Furthermore the group of Federal laws ratifies agreements on avoiding a double taxation between Russian Federation and foreign countries.
Nowadays a regime on avoiding a double taxation is in force with more then 50 countries. For example:

1. ***Federal Law # 167-FL " dd. 17.07.1999 " on ratification of Agreement between the Government of Russian Federation and the Government of Cyprus republic on avoiding a double taxation concerned profit tax and capital tax".***
2. ***Federal Law #18-FL dd. 08.02.1998 "On ratification of a Convention between the Government of Russian Federation and the Government of French republic on avoiding a double taxation and prevention a tax bilk and violation of legislation concerned profit tax and property tax"***
3. ***Federal Law #65-FL dd. 19.03.1997 "On ratification of Convention between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on avoiding a double taxation and prevention tax bilk concerned profit tax and property price appreciation" and Agreement between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on some Convention's provisions application concluded in form of the notes exchange dd. 15.02.1994.***
4. ***Federal Law #42-FL dd. 26.02. 1997 "on ratification of Agreement between Government of Russian Federation and the Government of Canada on avoiding a double taxation concerned profit tax and property tax."***
5. ***Federal Law #158-FL dd.18.12.1996 "on ratification of Agreement between the Russian Federation and Federal Republic of Germany on avoiding a double taxation concerned profit tax and property tax".***
6. ***Contract concluded between the Russian Federation and United States of America subject to avoid a double taxation and prevent a tax bilk concerned profit tax and capital tax (Washington, 17.06.1992).***
7. ***Convention concluded between the USSR Government and the Government of Japan subject to avoid a double taxation and prevent a tax bilk concerned profit tax (Tokyo, 18.01.1986).***
8. ***Federal Law #69-FL dd. 14.06.2002 "On ratification of the Agreement concluded between the Government of Russian Federation and the Government of Tajikistan on avoiding a double taxation and prevention a tax bilk concerned profit tax and capital tax".***
9. ***Federal Law #60-FL dd. 28.05.2001 "On ratification of the Agreement concluded between the Government of Russian Federation and Moldova republic on stimulation and reciprocal protection of capital investments"***

8.8. Description of the order of taxation of revenues from the issuer's issued securities placed and in floatation

Order of taxation of revenues from the issuer's issued securities (dividends- on shares, interests – on bonds) shall be adjusted by the Tax Code of Russian Federation.

Table 1: Taxation of legal entities profit tax on the floated securities (subject to floatation) in form of dividends in accordance with legislation if force as for a date 2005:

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1.Profit's name on the floated securities	**Dividends**	
2. Security tax	Profit tax	
3. Tax rate	9 %	15 %
4.Order and terms of tax payment	Profit tax in form of dividends shall be collected from the source of such tax payment and shall be transferred to the budget by tax agent exercised this payment within 10 days form the date of tax payment.	Amount of the tax withheld from the foreign organizations shall be paid to the budget by tax agent at the same time with profit payment in a currency of this profit payment or in a currency of RF at the official rate of Central Bank as for a date of payments.
5. Features of taxation order for this category of securities owners	The total sum of the tax from the sum of dividends is defined as product of tax rate and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation under definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made	Elimination of double taxation. For exemption of taxation or application of a preferential taxation regime the tax payer (foreign organization) should confirm to the tax agent paying the profit before date of the profit payment that he is a resident of the state, with which Russian Federation has the international contract (agreement) adjusting taxation issues. Such confirmation should be certified by the authorized body of the corresponding foreign state. In a case non confirmation before the date of profit payment the tax agent is to obliged to withhold the profit tax of foreign organization. In accordance with par. 2 of art. 312 of Tax Code of RF (part 2) foreign profit recipient has right to reimburse the early withheld profit tax paid by him earlier within 3 years from the date of tax period termination when the profit tax was paid off under condition of granting by the foreign addressee of the income in the tax body according the place of registration of the tax agent of corresponding documents (list is in art. 312 of the Tax Code of RF (part 2). Repayment of early withheld and paid tax shall be fulfilled within the month from the date of application and aforementioned documents.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations" of the Tax code of RF (part 2).	

Table 2. Taxation of profits of natural persons on the floated securities in form of dividends in accordance with legislation in force as for a date 2005.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	**Dividends**	
2. Profits' name on securities	Tax on the natural person's profits	
3. Tax rate	9 %	30 %
4. Order and terms of tax payment	Liability to withhold from the tax payer's income an amount of the tax and to pay it to the corresponding budget shall be entrusted to Russian organization as the source of income of tax payer in form of dividends (tax agent). Charged amount of tax shall be withheld directly from the tax payer's income under its actual payment. Tax agents shall to pay amounts of the accrued and withheld tax not later the date of actual money receipt to tax payment in bank, also the date of income transfer from the accounts of tax agents to accounts of tax payer or on his behalf to the third party's bank accounts.	

5. Features of taxation order for this category of securities owners	Total sum of tax on the dividend amount shall be defined as of as product of the rate of the tax and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation at definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made.	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2), art. 275 of the chapter 25 "Profit tax of organizations", Tax Code RF.	

Таблица 3. Taxation of legal entities profit subject to sale of allocated and subject to allocation securities, also interests from the bonds of the issuer in accordance with legislation in force as for the date 2005.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
Profit's name on the floated securities	**Profits from operations on securities sale, also percents on the issuer's bonds.**	**Profits from Russian organization's shares sale , whose assets more then 50% composed of real estates located on the RF territory, also percents on the issuer's bonds.**
2. Profits' name on securities	Profit tax	
3. Tax rate	24 %, where 6,5% shall be charged off to the federal budget, 17,5% - to the budgets of subject of RF. Tax arte of the tax subject to charge –off to the RF budgets may be decreased for some categories of tax payers according to the legislation of RF subjects. Thus tax rate may not be lower then 13,5%.	20 %
4. Order and terms of tax payment	Tax subject to be paid off at the end of tax period shall be paid off not later the date provided by art. 289 of Tax Code of RF for tax declaration's submitting for the corresponding tax period. Advance payments on the tax over the results of reporting period shall be pad off not later the date determined for the tax declarations submitting for the corresponding tax period. Monthly advanced payments shall be paid in terms in 28 days at latest, as of the date of the end of the corresponding tax period. The taxpayers calculating the sums of monthly advance payments on the basis of actually received profits shall submit tax declarations in not later than the 28th of the month next following the month on the basis of which results the calculation of the tax is made. By results of the reporting (tax) period amounts of monthly advanced payments paid within the reporting (tax) period shall be set-off in the advance payments by the results of the reporting period. Advanced payments by the results of reporting period shall be set-off in account of tax payment by the results of tax period.	The Russian organization or the foreign organization performing activity in the Russian Federation through its permanent representation (tax agents) paying out income to a foreign organization shall with hold the sum of tax from the incomes of this foreign organization, in every payment (transfer) to it of monetary funds or in another receipt of incomes by the foreign organization. The tax agent shall be obliged to transfer the corresponding sum of tax in the course of three days after the day of payment (transfer) of the monetary funds to the foreign organization or of another receipt of incomes by the foreign organization.

5. Features of taxation order for this category of securities owners		If a foreign organization submits to the tax agent confirmation that this foreign organization has a constant location in this country , with whom Russian Federation has the international agreement regulating taxation issues, concerning the income on which the international agreement stipulates a preferential mode of taxation in Russian Federation, elimination of tax deduction from a source of payment or deduction of the tax under the lowered rates before the date of income payment.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25."Profit tax of organizations", Tax Code RF.	

Table 4.Taxation of natural' person's profit subject to sale of allocated and subject to allocation securities, also interests from the bonds of the issuer in accordance with legislation in force as for the date 2005.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	The profits of the RF sources are the follows: **- interests received from Russian organization, as well as interests received from Russian individual businessmen and (or) from a foreign organization in connection with the activity of its permanent representation in the Russian Federation;** **- profits on shares or other securities sale in RF, also participation share in the authorized capital of organizations;**	
2. Profits' name on securities	Natural person's profit tax	
3. Tax rate	13 %	30 %
4. Order and terms of tax payment	Tax amount calculation and payment is carried out by the tax agent by the end of fiscal period (fiscal year) or at carrying out by him monetary funds of the tax payer payment before the end of the fiscal period. At payment of monetary funds before the expire of scheduled fiscal period a tax shall be paid off from the profit's share equal to actual sum of monetary funds paid off.	
5. Features of taxation order for this category of securities owners	At the absence pf documentary approval of expenses a natural person entitled to use tax deduction in amount received due to securities sale in the ownership of tax payer less then three years but not exceeded 125 000 RUR. At securities selling in the ownership of tax payer during three years and more, the property tax deduction shall be granted in amount received due to securities selling by the tax payer. At the property selling in the aggregate share or aggregate joint ownership corresponding amount of the property tax deduction shall be distributed between owners of this property in proportion to their share or on mutual agreement .	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2)	

8.9. Information about the announced (accrued) and paid dividends on the issuer's shares, and income from the issuer's bonds

JSC "Kuzbassenergo" paid dividends on ordinary shares only by results of 2005 year for the last 5 fiscal years. Decision on dividends payment was accepted at the annual general meeting of shareholders in 8 of June 2001 (minutes №7 dd. 08.06.2001). Dividends were accrued in amount of RUR 0, 071 for each ordinary share of the Company in money form in the terms up to 07.09.2001. Total sum of accrued dividends amounted RUR 43037 thousands as for a date of 30.09.2005; of paid –RUR 42929 thousands including by the results of years:

2001 - 35189 RUR thousands.;

2002 – 7675 RUR thousands.;

2003 - 65 RUR thousands

The rest of non paid dividends was 108 thousands rubles including:

dead – 37 thousands rubles (successors did not legalize the legacy rights);
legal entities – 71 thousands rubles (dividends accrued to the legal entities were transferred to the settlement accounts indicated in the list of registered persons entitled to receive dividends as for a date of 23.04.2001 granted by the registrator JSC "Specialized registrator "Primula" in accordance with JSC "Kuzbassenergo order.

Because of not all persons registered in the company's shareholders register informed the holder of the company's shareholders register on changes in their data, dividends were paid back to the settlement account of JSC 'Kuzbassenergo". As the changes drawing up and banks requisites granting the Company transfers dividends accrued by the results of 2000 to the legal entities.

By the results of the year 2001 the general meeting of shareholders of JSC 'Kuzbassenergo" accepted: (minutes #10 dd. 21.06.2002) Due to existing financial result by the results of the year 2001 in amount of 2977 thousands rubles. The Board of Directors of JSC "Kuzbassenergo" recommended to annual general meeting of shareholders of the Company to adopt decision not to pay dividends on ordinary shares of the Company, not-distributed proceeds equal to RUR 2977 thousands to transfer in the Reserve Fund.
By the results of the year 2002 the annual general meeting of shareholders of the Company "Kuzbassenergo" accepted the decision: "not to pay dividends on ordinary shares of the Company by the results of the year 2002 " (minutes №11 dd. 02.06.2003).
By the results of the year 2002 the balance loss amounted RUR 53 1606 thousands was beard. In this connection the Board of Directors at their meeting spent 16.04.2003 recommended to the general meeting of shareholders not to pay dividends on ordinary shares of the Company by the results of the year 2002.

By the results of the year 2003 the annual general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "Not to pay dividends on ordinary shares of the Company by the results of the year 2003 (minutes №12 dd. 14.06.2004).

By the results of the year 2004 the annual general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "Not to pay dividends on ordinary shares of the Company by the results of the year 2004 (minutes №13 dd. 27.06.2005).
As a result of financial and economic activity for the 12 months of the year 2004 net losses amounted RUR 390 580 thousands were beared. Thus the Board of Directors of the Company recommended to the general meeting of shareholders not to pay dividends on ordinary shares of the company by the results of the year 2004.

JSC "Kuzbassenergo" did not issue the bonds

8.10. Other information

There is no other information on the issuer and his securities

APPENDIX 1

Quarterly accounting report of the Issuer for the last completed reporting quarter

BALANCE SHEET

by the 30 of September, 2005

		Codes		
	Form № 1 by OKUD	0710001		
	Date (year, month, date)	2005	09	30
Institution: JSC **"Kuzbassenergo"**	by OKPO	105638		
Tax payer identification number	INN	4200000333		
Activity type: production	by OKVED	40.10.11		
Legal form/ type of ownership: Joint Stock	by OKPO/OKFS	47/41		
Measuring unit: RUR thousands.	by OKEI	384		
Location: 30, Kuznetsky prospect				
	date of approval			
	Date of sending /receipt			

ASSETS	Line's code .	At the beginning of the reporting year	at the end of the reporting year
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	3	1
Including: Rights to the patents, programs, trade marks (service marks), other similar rights	111	3	1
Organization expenses	112	-	-
business reputation of the company	113	-	-
Other types of intangible assets	114	-	-
Research and development results	115	-	-
Fixed assets	120	26 850 869	25 699 729
Including: lands and nature management objects	121	566 418	567 052
Buildings, machines and equipment, constructions	122	26 240 776	25 089 294
other fixed assets	123	43 675	43 383
Construction in progress	130	1 662 284	2 864 824
Including:			
Equipment to the plant	*13001*	*163 131*	*133 087*
Investments in the non-negotiable assets	*13002*	*1 499 153*	*2 731 737*
Profitable investments in material assets	135	8	7
Including: real estate being a subject to leasing	136	8	7
property granted under the lease contract	137	-	-
Long-term financial investments	140	484 581	446 544
Including: investments in the affiliated companies	141	483 924	446 486
investments in the subsidiaries	142	-	-
investments in the other institutions	143	657	58
loans granted to the companies within 12 months	144	-	-
other long-term financial investments	145	-	-

Deferred tax assets	148	527 682	370 531
Other non-negotiable assets	150	-	-
Total in the Section I	190	29 525 427	29 381 636
II. CIRCULATING ASSETS			
RESERVES	210	1 162 236	1 540 906
Including: raw materials, goods and other similar values	211	1 124 797	1 380 070
where:			
mazut	*21101*	*61 187*	*57 230*
coal	*21102*	*605 173*	*880 479*
diesel oil	*21103*	-	-
other process fuel	*21104*	-	-
spare parts	*21105*	*135 666*	*123 095*
other raw materials and goods	*21107*	*322 771*	*319 266*
Animals, growing and feeding	212	-	-
Costs of construction in progress	213	-	-
Finished products and goods for resale	214	2 297	2 448
Goods shipped	215	2 659	1 106
Deferred expenses	216	32 483	37 310
Other reserves and expenses	217	-	119 972
VAT for acquired assets	220	685 019	808 086
Where:			
VAT at the electricity purchasing at the FOREM	*22001*	*88 819*	*111 416*
Receivables (payments are expected more than in 12 months after the accounting date)	230	1 269 457	420 138
buyers and customers	231	441 634	197 555
who:			
invested by the federal budget	*23101*	-	-
invested by the RF subject's budget	*23102*	-	-
invested by the local budgets	*23103*	-	-
Other buyers and customers	*23104*	*441 634*	*197 555*
Bills to receipt	232	672 938	-
debt of the affiliated companies and subsidiaries	233	76 797	149 463
Advances paid	234	713	903
other debtors	235	77 375	72 217
Receivables (payments are expected within 12 months after accounting date)	240	2 456 687	2 438 638
buyers and costumers	241	1 124 386	701 796
who:			
at electricity sale through the FOREM inside the group	*24101*	-	-
middleman at the electricity and heat power sale	*24102*	-	-
companies invested by the Federal budget	*24103*	*11 991*	*8 163*
companies invested by the RF's budget	*24104*	*2 938*	*765*
companies invested by the local budgets	*24105*	*18 483*	*3 447*
other heat and electric power consumers	*24106*	*1 028 189*	*629 275*
abonent debts	*24107*	-	-
other buyers and costumers	*24108*	*62 785*	*60 146*
bills to be received	242	-	672 938
debts of the affiliated companies and subsidiaries	243	698 112	370 202
debts of members (founders) on contribution to the chartered capital	244	-	-

advances paid:	245	175 628	275 176
including:			
to the suppliers of electric and heat power	*24501*	*5 800*	*47 129*
fuel suppliers	*24502*	*35 011*	*41 174*
material suppliers	*24503*	*17 362*	*27 006*
construction companies	*24504*	*15 533*	*43 153*
repair companies	*24505*	*8 952*	*13 702*
services suppliers	*24506*	*60 828*	*57 328*
other advances paid	*24507*	32 142	*45 684*
other debtors	246	467 546	418 526
including:			
fines, penalties, forfeit under the contracts	*24601*	-	-
tax overpayment to the federal budget	*24602*	*37 648*	*79 915*
tax overpayment to the budgets of RF's subjects	*24603*	*154 423*	*194 943*
tax overpayment to the local budgets	*24604*	*81 692*	*22 861*
overpayment at the payments to the State off-budget funds	*24605*	*2 781*	*734*
debts in the RAO "UES of Russia" at the engineering services	*24607*	-	-
debt of RAO "UES of Russia" at the engineering services	*24608*	-	-
debt in the RAO "UES of Russia" at development works	*24609*	-	-
debt of RAO "UES of Russia" at development works	*24610*	-	-
Other debtors	*24611*	*191 017*	*120 073*
Short-term financial investments	250	29 340	26 126
loans granted to the companies within 2 months	251	-	-
other short-term financial investments	253	29 340	26 126
Money terms	260	262 702	233 477
Including:			
cash	261	296	334
settlement accounts	262	261 992	232 348
dollar accounts	263	-	-
other money terms:	264	414	795
including:			
special bank account	*26401*	*293*	*205*
monetary instruments	*26402*	*121*	*213*
transfers in transit	*26403*	-	*377*
Other circulating assets	270	-	-
Including:			
Intraeconomic settlings at the current operations	*27002*	-	-
Intraeconomic settlings at the construction	*27003*	-	-
Intraeconomic settlings at the development works	*27004*	-	-
Intraeconomic settlings at the change in the object's protection	*27006*	-	-
Intraeconomic settlings at the VAT	*27007*	-	-
Other circulating assets	*27005*	-	-
TOTAL for section II	290	5 865 441	5 467 371
BALANCE	300	35 390 868	34 849 007

LIABILITIES	Line's code	At the beginning of the reporting period	At the end of the reporting period
1	2	3	4
III. CAPITAL AND RESERVES			
Chartered capital	410	606 164	606 164
Including:			
privileged shares	*41001*	-	-
ordinary shares	*41002*	*606 164*	*606 164*
owned shares bought from shareholders	415	-	-
Surplus capital	420	24 913 582	24 894 675
Payments on the allocated property	423	-	-
Reserve capital	430	16 858	16 858
Reserves created according to laws	431	16 858	16 858
Reserves created under constituent documents	432	-	-
target financing and taking	450	-	-
Undistributed profit of past years	460	1 264 973	1 282 068
Uncovered loss of past yeas	465	-	-
Undistributed profit of the reporting year	470	-	876 266
Uncovered loss of the reporting year	475	-	-
Total in section III	490	26 801 577	27 676 031
IV. LONG-TERM LIABILITIES			
Loans and credits	510	-	-
bank credits subject to be paid off more the in 12 months after the reporting date	511	-	-
loans subject to be paid off more than in 12 months after the reporting date	512	-	-
Deferred tax liabilities	515	662 925	604 654

Other long-term liabilities	520	2 956 215	1 558 987
Including:			
Account payable of suppliers and contractors	52001	1 512 885	1 511 920
Account payable to the social funds	52002	383 790	7 941
Including:			
Pension fund of RF	*52003*	*35 982*	-
Medical insurance fund	*52004*	-	-
Employment fund	*52005*	-	-
Social insurance fund	*52006*	-	-
Fines and penalties to the State off-budget funds	*52007*	*347 808*	*7 941*
Account payable to the budget (restructured tax)	52008	*1 059 540*	*39 126*
Where:			
Federal Budget	*52009*	*1 021 326*	*2 321*
Budgets of RF's subjects	*52010*	*22 287*	*20 879*
Local budgets	*52011*	*15 927*	*15 926*
Account payable at profit tax on the ground of transition	52020	-	-
Where:		-	-
Federal Budget	*52021*	-	-
Budgets of RF's subjects	*52022*	-	-
Local budgets	*52023*	-	-
Other long-term liabilities	52012	-	-
TOTAL for section IV	590	3 619 140	2 163 641
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	2 445 505	2 077 316
bank credits subject to be paid off within the 12 months after the reporting date	611	1 671 535	1 804 312
loans subject to be paid off within the 12 months after the reporting date	612	773 970	273 004
Account payable	620	2 259 489	2 540 781
Including:			
suppliers and contractors	621	586 991	798 203
who:			
suppliers of electric power through the FOREM	*62101*	*165 709*	*289 275*
other suppliers of electric and heat power	*62102*	*16*	*16*
gas suppliers	*62103*	*65 954*	*4 893*
mazut suppliers	*62104*	*117*	*1 084*
coal suppliers	*62105*	*132 993*	*188 462*
other fuel suppliers	*62112*	-	-
construction companies	*62106*	*67 777*	*84 560*
repair companies	*62107*	*17 378*	*24 186*
abonent debts in RAO "UES of Russia"	*62108*	*60 000*	*60 000*
debts in the Concern Rosenergoatom	*62110*	*1 878*	*1 878*
debts on AES	*62111*	-	-
other suppliers and contractors	*62109*	*75 169*	*143 849*
abonent debts in JSC "SO TsDU UES"	*62113*	-	-
abonent debts in JSC "FSC"	*62114*	-	-
bills to be paid	622	425 488	569 833
debts in the Affiliated and subsidiaries	623	30 048	47 257
debts in the salary to the personnel	624	44 278	55 932
including:			
current	*62401*	*44 278*	*55 932*
past-due	*62402*	-	-

debt in the State off-budget funds	625	50 177	30 554
including:			
Pension fund of RF	*62501*	*37 213*	*22 970*
Medical insurance fund	*62502*	*124*	*3 275*
Employment fund	*62503*	-	-
Social insurance fund	*62504*	*82*	*1 397*
Fines and penalties to the State off-budget funds	*62505*	12 758	*2 912*
debts in tax and fines	626	415 795	490 416
debts in the budget current	62610	415 795	490 416
including:			
Federal budget	*62601*	*209 009*	*205 336*
RF's subjects budget	*62602*	*124 276*	*137 798*
local budgets	*62603*	*82 510*	*147 282*
profit tax debt in the budget on the ground of transition	62620	-	-
Including:			
Federal budget	*62621*	-	-
RF's subjects budget	*62622*	-	-
local budgets	*62623*	-	-
Advances received	627	271 724	223 047
including from:			
consumers of electric power thought the FOREM	*62701*	-	*1 073*
other consumers of electric and heat power	*62702*	*267 810*	*219 648*
other advances received	*62703*	*3 914*	*2 326*
other creditors	628	434 988	325 539
including:			
VAT in not paid products	*62801*	*431 421*	*317 447*
Debt to the off-budget fund NIOKR	*62802*	-	-
debts in the RAO "UES of Russia" at the engineering services	*62804*	-	-
debt of RAO "UES of Russia" at the engineering services	*62805*	-	-
debt in the RAO "UES of Russia" at development works	*62806*	-	-
debt of RAO "UES of Russia" at development works	*62807*	-	-
Other creditors	*62808*	3 567	*8 092*
Debt to the participants (founders) in profit payment	630	141	141
Profit of the future periods	640	265 016	391 097
Reserves of the future expenditures	650	-	-
Other short-term liabilities	660	-	-
TOTAL in the section V	690	4 970 151	5 009 335
BALANCE	700	35 390 868	34 849 007

REFERENCE ON THE VALUES AVAILABILITY ACCOUNTED ON THE OFF-BALANCE ACCOUNTS

Index	Line's code	By the beginning of the period	by the end of the reporting period
1	2	3	4
Borrowed fixed assets	910	6 595	15 889
Including assets under lease	911	-	-
inventory holdings taken in custody	920	8 703	10 208
goods taken on commission	925	-	-
Written-off irrecoverable debt	930	-	-
Borrowed fixed assets	935	-	-
Security for liabilities and payments, received	940	555 882	372 949
Security for liabilities and payments, provided	950	183 951	88 337
Depreciation of housing stock	960	1 127 560	740 754
Depreciation of objects of external development and similar objects	970	1 370	1 191

Forms of strict accounting	980	-	-
Borrowed fixed assets	990	-	-
Intangible assets receipt in using	992	-	-
Borrowed fixed assets	995	-	-

The Kuzbass Joint stock Company of energetics and electrification

Tax payer identification number

PROFIT AND LOSS STATEMENT

		Codes
	Form № 2 by OKUD	0710002
By the 30th of September 2005	Date (year, month, date)	2005 / 09 / 30
Institution: **JSC 'Kuzbassenergo"**	by OKPO	105638
Tax payer **identification number**	INN	4200000333
Activity type: **production**	by OKVED	40.10.11
Legal form /form of ownership: **joint stock**	by OKOPF/ OKFS	47/41
Measuring unit: **RUR thousand .**	by OKEI	384

by the shipped products

Index	Line's code	during the reporting period	during the same period of the previous year
1	2	3	4
I. Income and expenses from ordinary activities			
Revenues (net) from sales of goods, products, work, services (minus VAT, excise duties and similar binding payments)	**010**	**14 148 571**	**12 040 628**
Including due to sale of			
electric power to the internal consumers	011	10 919 979	9 266 827
electric power for export	012	-	-
Heat power	013	2 589 608	2 328 636
Abonent payment (for RAO "UES of Russia")	014	-	-
Other goods, works and services of industrial nature	015	438 259	291 418
Other goods, works and services of not industrial nature	016	4 807	8 371
Income due to electric and heat power transporting	018	195 918	145 376
Net cost of the sold goods, services, works	**020**	**(12 767 320)**	**(10 906 588)**
Including due to sale			
Electric power to the internal consumers	021	(9 985 845)	(8 505 041)
Electric power for export	022	-	-
Heat power	023	(2 380 768)	(2 127 190)
Abonent payments (for RAO "UES of Russia")	024	-	-
Other goods, works and services of industrial nature	025	(309 917)	(211 816)
Other goods, works and services of not industrial nature	026	(4 200)	(7 125)
Income due to electric and heat power transporting	028	(86 590)	(55 416)
Gross profit (010-020)	**029**	**1 381 251**	**1 134 040**
Commercial expenses	030	(15 990)	(941)
Management expenses	040	-	-
Profit (loss) from sales (lines (010 - 020 - 030 - 040))	**050**	**1 365 261**	**1 133 099**
II. Прочие доходы и расходы			
Interest receivable	060	1 612	710
Interest payable	070	(166 430)	(143 839)
Income from participation in other organizations	080	13 491	2 659
Other operating income	090	1 169 076	703 334
Other operating expenses	100	(1 561 222)	(1 096 918)
Extraordinary income	120	83 774	157 387
Extraordinary charges	130	(624 991)	(1 040 843)
Before-tax profit (loss) (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	**140**	**280 571**	**(284 411)**
Deferred tax assets	143	99 954	95 375
Deferred tax liabilities	144	(127 528)	(143 236)
Current profit tax	145	(194 169)	(116 349)
	146	820 658	35 382

Profit tax and other similar binding payments	**150**	**598 915**	**(128 828)**
Profit (loss) caused by the daily activity (lines 140-150)	**160**	**879 486**	**(413 239)**
III. Extraordinary profit and losses			
Extraordinary profit	170	28	8 656
Extraordinary loss	180	(3 248)	(8 825)
capitalized profit (loss)	184	-	-
Net profit (unappropriated) (losses) of the reporting period (lines 160 + 170 – 180+184)	**190**	**876 266**	**(413 408)**
AS REFERENCE:			
Fixed tax assets	195	-	-
Fixed tax liabilities	196	155 179	232 509

DECODING OF SOME PROFITS AND LOSSES

FIGURE'S NAME	line's code	for the reporting period		for the same period of the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties, acknowledged or imposed by the court (arbitration) decision	210	11 262	6 268	5 615	2 514
Profit (loss) of past years	220	37 722	173 843	126 641	6 408
Compensation for damages caused by non-performance or improper performance of liabilities	230		-		-
Rate difference in foreign exchange operations	240	16	22	-	5
Transfers to estimating reserves	250	-	-	-	-
Writing off past-due receivables and payables	260	2 071	1 299	4 4515	13 614

Annex C

2.12

The list of affiliated persons as for a date of 31.12.2005

№	Full firm name (name for not profit institution) or surname, name and patronymic of the affiliated person	Location of legal entity or residence of natural person (by approbation of natural person)	Reason (reasons) subject to recognition as affiliated.	Date of commencement of reason (reasons)	Share of affiliated person in the authorized capital of joint stock company, %	Share of ordinary stocks of the joint stock company owned by affiliated person , %
1	2	3	4	5	6	7
1.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
2.	Bychkov Mikhail Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
3.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0,027	0,027
4.	Grekhov Andrey Nickolaevich	Novosibirsk, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
5.	Evseenkova Elena Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
6.	Eliseeva Irina Eduardovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
7.	Kozhura Ruslan Viacheslavovich	Mytishy, Moscow, region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
8.	Mazikin Valentin Petrovich	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
9.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
10.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
11.	Shumilov Alexander Alexandrovich	Bor, Nizhegorodskaya oblast, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
12.	Grebennikov Alexey Antonovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
13.	Gretsingher yury Alexandrovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
14.	Erofeev Alexander Kuprianovich	Kemerovo, Russia	Member of Corporate	30.09.2002	0	0

			executive body of the joint stock company			
15.	Ivanov Boris Ivanovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
16.	Lavrov Alexander Mikhailovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
17.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
			Sole executive body of the joint stock company	21.06.2002		
18.	Petrov Leonid Prokhorovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	14.05.2004	0	0
19.	Russian Open Joint Stock Company of energetics and electrification "UES of Russia"	№ 101, build. 3, Vernadskogo prospect, Moscow, 119526	Person has right to dispose of more than 20% of voting stocks of the joint stock company	27.06.2005	49	49
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo" were elected 21.06.2002, 02.06.2003, 24.06.2004)			
20.	Closed Joint Stock Company "Autotransport company "Kuzbassenergo"	4, Stantsionnaya str., Kemerovo, 650006, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons	30.05.2005		

			to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.- 30.06.2004, 15.12.2004)			
21.	Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"	37, Kuzbasskaya str., Kemerovo, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.04.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.- 07.07.2004, 15.12.2004)	06.06.2005		
22.	Limited liability company "Bill Centre Kuzbassenergo"	30, Kuznetsky prospect, Kemerovo, 650620, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.08.1999	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group	30.05.2005		

			of persons to which the joint stock company belongs: Ltd. "Bill Centre Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity.- 12.11.2003, 02.04.2004)			
23.	Limited liability company."Sbytenergo"	14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	21.03.2000	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Sbytenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity.- 23.06.2003, 30.07.2004, 15.12.2004	30.05.2005		
24.	Open Joint Stock company "Investment – production company Vodocanal"	3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person	28.10.2001	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock	09.06.2005		

			company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected. – 07.10.2003			
25.	Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"	Stantsionnaya str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.-09.02.2004, 11.10.2004	30.05.2005		
26.	Open Joint Stock company "Kuzbasshydroenergostroy"	Krapivinsky district, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	22.01.1997	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbasshydroenergostroy" is and affiliated company of	16.05.2005		

			the JSC "Kuzbassenergo" who is the only one shareholder of this legal entity. By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 23.06.2003, 17.05.2004, 15.12.2004)			
27.	Joint Stock Company "Kuzbssetremont"	1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbssetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. - 09.02.2004, 15.12.2004			
28.	Joint Stock Company "Kuzbass energyreparing company",	30, Kuznetsky prospect Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this person	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs:	27.06.2005		

			JSC "Kuzbass energyreparing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. – 31.05.2004			
29.	Joint Stock Company "Kuzbassenergoservice"	12, N. Ostrovskogo str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	31.03.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC"Kuzbassenergoservice"" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. – 01.07.2004, 11.10.2004	14.06.2005		
30.	Open Joint Stock Company "Prokopievskenergo"	14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.09.2000	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a	15.06.2005		

			member of group of persons to which the joint stock company belongs: By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 22.10.2003, 15.06.2004			
31.	Open Joint Stock Company "Siberian Coal and Energy Company"	7, stroieniye 22, Derbenevskaya naberezhnaya, Moscow, 115114	Joint stock company has right to dispose of more than 20% of total number of votes falling to the voting stocks	14.11.2005	43,48	43,48

II. Changes in the list of affiliated persons occurred during the period since 03.10.2005 till 30.11.2005

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	Making up the list of persons having right to participate in shareholder's meeting	14.11.2005	02.12.2005

Contents of information on the affiliated person before changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Open Joint Stock Company "Siberian Coal and Energy Company"	Moscow, Russia	was not affiliated person	-	-	-

Contents of information on the affiliated person after changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Open Joint Stock Company "Siberian Coal and Energy Company"	Moscow, Russia	Legal entity has right to dispose of more than 20% of total number of votes falling to the voting stocks	14.11.2005	43,47	43,47

№	Contents of changes	Date of commencement of changes		Date of changes making up in the list of affiliated persons	
2.	Decision №1 of the sole shareholder ZAO "Kuzbassenergosviaz"	15.11.2005	02.12.2005		

Contents of information on the affiliated person before changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Closed Joint Stock Company "Kuzbassenergosviaz"	Kemerovo, Russia	Legal entity is a member of group to which the joint stock company belongs (reasons owing to which the person is a member of group of persons to which the joint stock company belongs: natural persons fulfilling the duties in the JSC "Kuzbassenergo" compose more than 50% of the structure of the Board of Directors of this legal entity).	08.06.2005	0	0

Contents of information on the affiliated person after changing:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company, %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Closed Joint Stock Company "Kuzbassenergosviaz"	Kemerovo, Russia	Is not an affiliated person	15.11.2005	0	0

The list of affiliated persons by 30.09.2005 г.

№ п/п	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
2.	Bychkov Mikhail Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
3.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0,03	0,03
4.	Grekhov Andrey Nickolaevich	Novosibirsk, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
5.	Evseenkova Elena Vladimirovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
6.	Eliseeva Irina Eduardovna	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
7.	Kozhura Ruslan Viacheslavovich	Mytishy, Moscow, region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
8.	Mazikin Valentin Petrovich	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
9.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
10.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
11.	Shumilov Alexander Alexandrovich	Bor, Nizhegorodskaya oblast, Russia	Member of the Board of Directors of the joint stock company	27.06.2005	0	0
12.	Grebennikov Alexey Antonovich	Kemerovo, Russia	Лицо является членом коллегиального исполнительного аппарата акционерного общества	30.09.2002	0	0
13.	Gretsingher yury Alexandrovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
14.	Erofeev Alexander Kuprianovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
15.	Ivanov Boris Ivanovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0
16.	Lavrov Alexander Mikhailovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	10.03.2004	0	0
17.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002	0	0

			Sole executive body of the joint stock company	21.06.2002		
18.	Petrov Leonid Prokhorovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	14.05.2004	0	0
19.	ZAO "Kuzbassenergosviaz"	Kemerovo, Russia	Person is a member of group to which the joint stock company belongs (reasons owing to which the person is a member of group of persons to which the joint stock company belongs: natural persons fulfilling the duties in the JSC "Kuzbassenergo" compose more than 50% of the structure of the Board of Directors of this legal entity).	08.06.2005	0	0
20.	Russian Open Joint Stock Company of energetics and electrification "UES of Russia"	№ 101, build. 3, Vernadskogo prospect, Moscow, 119526	Person has right to dispose of more than 20% of voting stocks of the joint stock company	30.12.1993	49	49
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo" 21.06.2002, 02.06.2003, 24.06.2004).	27.06.2005		
21.	Closed Joint Stock Company "Autotransport company "Kuzbassenergo"	4, Stantsionnaya str., Kemerovo, 650006, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004	0	0

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity .- 30.06.2004, 15.12.2004).	30.05.2005		
22.	Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"	37, Kuzbasskaya str., Kemerovo, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)-07.07.2004, 15.12.2004).	06.06.2005		
23.	Limited liability company "Bill Centre Kuzbassenergo"	30, Kuznetsky prospect, Kemerovo, 650620, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.08.1999	0	0

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Bill Centre Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity- 12.11.2003. 02.04.2004)	30.05.2005		
24.	Limited liability company "Sbytenergo"	14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	21.03.2000	0	0
			Лицо принадлежит к той Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Sbytenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity - 23.06.2003, 30.07.2004, 15.12.2004).	30.05.2005		
25.	Open Joint Stock company "Investment -production company Vodocanal"	3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	28.10.2001	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected- 07.10.2003).	09.06.2005		

26.	Joint Stock Company Engineering- analytical centre "Kuzbasstechenergo"	17, Stantsionnaya str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.01.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstechenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity - 09.02.2004, 11.10.2004).	30.05.2005	0	0
27.	Open Joint Stock company "Kuzbasshydroenergostroy"	Krapivinsky district, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	22.01.1997	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbasshydroenergostroy" is and affiliated company of the JSC "Kuzbassenergo" who is the only one shareholder of this legal entity. By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected- 23.06.2003, 17.05.2004, 15.12.2005).	16.05.2005	0	0
28.	Joint Stock Company "Kuzbssetremont"	1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.01.2004	0	0

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbssetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity- 09.02.2004, 15.12.2004).	14.06.2005		
29.	Joint Stock Company "Kuzbass energyreparing company",	30, Kuznetsky prospect Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.01.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbass energyreparing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.- 31.05.2004) .	27.06.2005		
30.	Joint Stock Company "Kuzbassenergoservice"	12, N. Ostrovskogo str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	31.03.2004	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassenergoservice"" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity- 01.07.2004, 11.10.2004) .	14.06.2005		

31.	Open Joint Stock Company "Prokopievskenergo"	14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	20.09.2000	0	0
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 22.10.2003, 15.06.2004).	15.06.2005		

LIST OF AFFILIATED PEROSN BY 07.07.2005

II. Changes in the list of affiliated persons occurred during the period since 30.06.2005 till 07.07.2005

№	Contents of changes	Date of commencement of changes	Date of changes making up in the list of affiliated persons
1.	By the resolution of the annual general meeting of shareholders of the JSC "Kuzbassenergo" from 27.06.2005 a new body of the Board of Directors was elected.	04.07.2005	07.07.2005

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Negomedzianov Alexander Alexandrovich	Moscow, Russia	Person is a member of the Board of Directors of the Company	24.06.2004	0	0

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7

1.	Negomedzianov Alexander Alexandrovich	Moscow, Russia	Person is not and affiliated person	27.06.2005	-	-

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Nikiforov Nikita Viktorovich	Moscow, Russia	Person is a member of the Board of Directors of the Company	24.06.2004	0	0

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Nikiforov Nikita Viktorovich	Moscow, Russia	Person is not and affiliated person	27.06.2005	-	-

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7

1.	Novikov Nickolay Valentinovich	Ekaterinbourg, Russia	Person is a member of the Board of Directors of the Company	24.06.2004	0	0

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Novikov Nickolay Valentinovich	Ekaterinbourg, Russia	Person is not and affiliated person	27.06.2005	-	-

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Parkhomuk Olga Viktorovna	Krasnoyarsk, Russia	Person is a member of the Board of Directors of the Company	24.06.2004	0	0

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Parkhomuk Olga Viktorovna	Krasnoyarsk, Russia	Person is not an affiliated person	27.06.2005	-	-

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Hkromov Leonid Sergeevich	Moscow, Russia	Person is a member of the Board of Directors of the Company	24.06.2004	0	0

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Hkromov Leonid Sergeevich	Moscow, Russia	Person is not an affiliated person	27.06.2005	-	-

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Eliseeva Irina Eduardovna	Россия, г. Москва	Person is not an affiliated person	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Eliseeva Irina Eduardovna	Moscow, Russia	Person is a member of the Board of Directors of the Company	27.06.2005	0	0

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Grehov Andrey Nickolaevich	Novosibirsk, Russia	Person is not an affiliated person	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Grehov Andrey Nickolaevich	Novosibirsk, Russia	Person is a member of the Board of Directors of the Company	27.06.2005	0	0

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Bychkov Mikhail Yurievich	Moscow, Russia	Is not an affiliated person	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Bychkov Mikhail Yurievich	Moscow, Russia	Person is a member of the Board of Directors of the Company	27.06.2005	0	0

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Evseenkova Elena Vladimirovna	Moscow, Russia	Is not an affiliated person	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Evseenkova Elena Vladimirovna	Moscow, Russia	Person is a member of the Board of Directors of the Company	27.06.2005	0	0

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Is not an affiliated person	-	-	-

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Shulin Maxim Igorevich	Ekaterinbourg, Russia	Person is a member of the Board of Directors of the Company	27.06.2005	0	0

Contents of information on the affiliated person before the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Joint Stock Company " Andreevskoye"	Andreevsky village, Kemerovo district, Kemerovo region, Russia	Person has right to dispose of more than 20% of total number of votes falling to the voting stocks	22.01.1997	0	0

Contents of information on the affiliated person after the changes:

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
1	2	3	4	5	6	7
1.	Joint Stock Company " Andreevskoye"	Andreevsky village, Kemerovo district, Kemerovo region, Russia	The company was liquidated according to the resolution of the Kemerovo regional Arbitrage (case № A-27-2844/1999-4 dd. 14.04.2005). Record on the State registration of legal entity caused by its liquidation was made in the Unique State Register of legal entities according to the court resolution.	13.05.2005	-	-

Annex C

2.13

APPROVED
The Board of Directors of the Kuzbass Joint Stock Company
of energetics and electrification
Minutes № 3 /11 dd. 11.08.2005

QUARTERLY REPORT

Kuzbass Joint Stock Company of energetics and electrification

Code of the Issuer: 00064-A

II quarter 2005

Registered office: 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

The information contained in the present quarterly report is subject to disclosure in accordance with the legislation of the Russian Federation on securities

General director ____________ S.N. Mikhailov
signature

Date "02 " August , 2005

Chief accountant ____________ A.N.Riumova
signature

Date "02 " August , 2005

Contact person: Leading economist of the Corporate policy department
Telephone: (384-2) 29-37-61
Fax: (384-2) 29-37-77, 77-70-51
E-mail: yakovenkona@kuzbe.elektra.ru
Internet website (websites) disclosing the information included in the present quarterly report:
www.kuzbassenergo.ru/inf/otch/index.shtml

CONTENTS

Page

Preface 6

Paragraph I. Brief information about persons involved in the issuer's administration bodies, information about the issuer's bank accounts, auditor, valuator, financial consultant, and other persons subscribed the quarterly report 7

1.1. Persons involved in the issuer's administration bodies 7

1.2. Information about the issuer's bank accounts 8

1.3. Information about the issuer's auditor (auditors) 9

1.4. Information about the issuer's valuator 10

1.5. Information about the issuer's consultants 11

1.6. Information about subscribers of the quarterly report 11

Paragraph II. General information on the financial and economic situation of the issuer 12

2.1. Figures of financial and economic activity of the issuer 12

2.2. Market capitalization of the issuer 12

2.3. The issuer's liabilities 14

2.3.1. Account payable 14

2.3.2. Credit history of the issuer 15

2.3.3. The issuer's liabilities against the third parties security 20

2.3.4. Other liabilities of the issuer 20

2.4. The purpose of the issue and direction of the assets using resulted to distribution of the issuing securities 20

2.5. Risks related with acquisition of the distributing (distributed) issuing securities 20

Paragraph III. Detailed information about the issuer 25

3.1. Information about the issuer's establishment and development 25

3.1.1. Information about the issuer's company name 25

3.1.2. Information about state registration of the issuer 25

3.1.3. Information about the issuer's establishment and development 25

3.1.4. Contact information 27

3.1.5. Taxpayer identification number 27

3.1.6. Affiliated companies and representative offices of the issuer 27

3.2. Principal economic activities of the issuer 28

3.2.1. Industrial affiliation of the issuer 28

3.2.2. Principal economic activities of the issuer 28

3.2.3. Major products (operations, services)....................29

3.2.4. Raw materials and suppliers of the Issuer....................30

3.2.5. Markets for products (work, services) of the issuer....................30

3.2.6. Information about the Issuer's licenses....................32

3.2.7. Joint activities of the Issuer....................33

3.3. Future plans of the issuer....................33

3.4. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations....................35

3.5. Subsidiaries and affiliated business divisions of the issuer....................35

3.6. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets.................... 46

3.6.1. Fixed assets....................46

Paragraph . IV. Information about financial and economic activities of the issuer.................... 49

4.1. Results of financial and economic activities of the issuer.................... 49

4.2. Issuer's liquidity, adequacy and structure of the capital and circulating assets....................50

4.3. Amount and structure of the issuer's capital and circulating assets.................... 51

4.3.1. Amount and structure of the issuer's capital and circulating assets....................51

4.3.2. The Issuer's financial investments.................... 52

4.3.3. The issuer's intangible assets.................... 54

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development.................... 55

4.5. Overview of the new trends in the sector of the issuer's core business....................55

Paragraph V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees).................... 60

5.1. Information about the structure and competence of the issuer's regulatory bodies....................60

5.2. Information about members of the issuer's management bodies.................... 65

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer....................76

5.4. Information about the structure and capacity of the units of control over the issuer's financial and economic activities....................76

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities....................78

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities....................81

5.7. Information about the number and summary data on education and composition of the issuer's personnel

(employees) and about the turnover of the issuer's personnel (employees)..81

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)..........................

Paragraph VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest 82

6.1. Information about the total number of shareholders (participants) of the issuer 83

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its chartered (pooled) capital (unit trust), or at least 5 percent of its ordinary stocks; information about the participants (shareholders) of such entities owning at least 20 percent of their chartered (pooled) capital (unit trust) or at least 20 percent of their ordinary stocks 83

6.3. Information about the share of the government or municipal authority in the issuer's chartered (pooled) capital (unit trust), existence of a special right ("golden share")..........................84

6.4. Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)..............84

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its chartered (pooled) capital (unit trust) or at least 5 percent of its ordinary stocks..................84

6.6. Information about the deals made by the issuer, in which it had an interest 86

6.7. Information about the amount of accounts receivable 86

Paragraph VII. The Issuer's accounting reports and other financial information 88

7.1. The issuer's annual accounting reports 88

7.2. The issuer's quarterly accounting reports for the last completed financial quarter 88

7.3. The issuer's consolidated accounting reports for the last completed financial year (consolidated balance sheet)....88

7.4. Information about the issuer's accounting policy 88

7.5. Information of the total amount of export also on the share of export in the total sale's volume 124

7.6. Information of the cost of real estate of the issuer and essential changes in the structure of the issuer's property after the date of termination of the last fiscal year 124

7.7. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity 124

Paragraph VIII. Additional information about the issuer and its placed securities 125

8.1. Additional information about the issuer 125

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust) 125

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital..........................125

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer 125

8.1.4. Information about the order of convocation and holding a meeting of the issuer's supreme management body..........................125

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the chartered (pooled) capital (unit trust), or at least 5 percent of ordinary stocks..........................127

8.1.6. Information about essential transactions carried out by the issuer 129

8.1.7. Information about credit ratings of the issuer 129

8.2. Information about each category (type) of the issuer's shares 129

8.3. . Information about the previous issues of the issuer's securities, except for the issuer's shares 129

8.3.1. Information about the issues with all securities paid off (cancelled) 130

8.3.2. Information about the issues with securities in circulation..130

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default) 130

8.4. Information about the entity (entities) which provide security for the bonds of the issue..........................130

8.5. Terms of securing fulfillment of obligations on the bonds of the issue 130

8.6. Information about organizations registering the rights for issued securities of the issuer 130

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents...131

8.8. Description of the order of taxation of revenues from the issuer's issued securities placed and in floatation ... 132

8.9. Information about the announced (accrued) and paid dividends on the issuer's shares, and income from the issuer's bonds 134

8.10. Other information 135

APPENDIXES:

Appendix 1. Quarterly accounting report of the Issuer for the last completed fiscal year 136

Appendix 2. Summary accounting report of the Issuer for the last completed fiscal year 144

Appendix3. Consolidated financial report of the JSC "Kuzbassenergo" for the year terminated the 31st of December 2004 together with the Auditor's opinion 165

Preface

a) full company name and abbreviation of the issuer:

The Kuzbass Open Joint Stock Company of energetics and electrification,
JSC "Kuzbassenergo"

б) Registered office : ***№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia*** ;

c) telephone, e-mail of the issuer: ***(384-2)29-33-59;***
E-mail: ***adm@kuzbe.elektra.ru***;

d) Internet page where the full text of the quarterly report of the issuer is published:
www.kuzbassenergo.ru/inf/otch/index.shtml;

e) general information on the Issuer's securities floatation (on floated securities):

Company floated the ordinary registered stocks with equal nominal value 1 (one) RUR per share in amount of 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred) pieces to the total amount RUR 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred rubles) at the nominal value.

"This present quarterly report contains evaluation and forecast made by the authorized management bodies of the Issuer concerned the future events and /or activities, future trends for development of the economic branch where the issuer realizes its general activities, and results of the issuer 's activities including his plans, possibility of the occurrence of the definite events and of accomplishment of the definite acts. The investors should not rely fully on evaluation and forecasts of the management bodies of the issuer as the actual results of the issuer's activities may differ from the forecasted results in future because of many reasons. Acquisition of the issuer's securities is tied with some risks described in this present quarterly report".

I. Brief information about the persons forming the management body of the Issuer; bank's information; auditor; valuator and financial consultant of the Issuer; other subscribers of this present quarterly report

1.1. Persons forming the management body of the Issuer

The Management Body of the Company is as follows:

- ***General meeting of shareholders of the company which is the supreme management body of the JSC "Kuzbassenergo":***
- ***The Board of Directors;***
- ***Management Board;***
- ***General Director.***

The Board of Directors of the JSC "Kuzbassenergo" :

1. Bolshakov Andrey Nickolaevich , year of birth 1955;

2. Vagner Andrey Alexandrovich, year of birth 1957;

3.Kozhura Ruslan Viacheslavovich, year of birth 1963;

4. Mazikin Valentin Petrovich, year of birth 1945;

5.Negomedzianov Alexander Alexandrovich, year of birth 1952;

6. Nikiforov Nikita Viktorovich, year of birth 1978;

7. Novikov Nickolay Valentinovich, year of birth 1963;

8. Parhomuk Olga Viktorovna, year of birth 1963;

9. Platonov Vladimir Yurievich, year of birth 1959 ;

10. Hromov Sergey Leonidovich, year of birth 1963;

11. Shumilov Alexander Alexandrovich, year of birth 1967.

Corporate executive body is the Management Board of the JSC "Kuzbassenergo":

1. ***Lavrov Alexander Mikhailovich, date of birth, 1950.***

2. ***Grebennikov Alexey Antonovich, date of birth 1939.***

3. ***Erofeev Alexander Kuprianovich, date of birth 1959..***

4. ***Ivanov Boris Ivanvich , date of birth 1960 .***

5. ***Petrov Leonid Prokhorovich, date of birth 1961 .***

6. ***Mikhailov Sergey Nickolaevich, date of birth 1959.***

7. ***Gretsinguer Yury Alexandrovich, date of birth 1953.***

Sole executive body is the general director of the SJC "Kuzbassenergo":

Mikhailov Sergey Nickolaevich, date of birth *1959*.

1.2. Information about the issuer 's bank accounts

Settlement accounts:

1. 40702810200530000444, Open Joint Stock Company Joint Stock Commercial "Moscow Municipal Bank – Bank of Moscow" (JSC AC "MMB- Bank of Moscow")5, Nogradskaya str., Kemerovo, 650099

INN: 7702000406, BIK: 043207743, corr./acc. 30101810700000000743;

2. 40702810000000000863, Open Joint Stock Company Joint Stock Commercial Bank "Kuzbassugolbank", (JSC ACB "Kuzbassugolbank") 2, Oktiabrsky prospect, Kemerovo, 650099

INN: 4205002253, BIK: 043207796, corr./acc. 30101810100000000796;

3. 40702810400120000152, Commercial Bank on science-technical and social development of JSC "Sibacadembank (FAKB KF JSC "Sibacadembank"), 5-b, Nogradskaya str., *650099, Kemerovo,*

INN 5408117935, BIK 043207784, corr./acc. 30101810400000000784;

4. 40702810100070000201, Branch "Kuzbassky" of the Closed joint stock company "commercial bank of business development "Guta-Bank" (Branch "Kuzbassky" ZAO CB "Guta-Bank"), 53/2, Oktiabrsky prospect, Kemerovo, 650066

INN 7710353606, BIK 043207739, corr./acc. 30101810400000000739;

5. 40702810100120000256, Branch of the Joint Stock Company Joint Stock Commercial Bank "Moscow Delovoy Mir", Kemerovo (Branch JSC "MDM-Bank") 137/3, Lenina prospect, 650003, Kemerovo

INN 7706074960, BIK 043207791, corr./acc. 30101810600000000791;

6. 40702810826020102640, Branch of Joint Stock Commercial Saving Bank of RF, Kemerovo branch № 8615 (Branch of JS SB RF, Kemerovo Branch № 8615) 53, Oktiabrsky pr., 650066, Kemerovo

INN 7707083893, BIK 043207612, corr./acc. 30101810200000000612;

7. 40702810100040000005, Branch №4 of Joint Stock Company Bank "Zenit" (Branch №4 of JSC Bank "Zenit") 77/1, Sovetsky pr., 650099, Kemerovo

INN 7729405872, BIK 043207730, corr./acc. 30101810700000000730;

8. 40702810200120000392, Branch of Joint Stock Company AKB "Moscow Dolovoy Mir"(Branch of JSC "MDM-Bank") 137/3, Lenina pr., 650003,Kemerovo

INN 7706074960, BIK 043207791, corr./acc. 30101810600000000791;

9. 40702810400430000001, Branch of Foreign Trade Bank (Joint Stock Company), Kemerovo. (Branch of JSC "Vneshtorgbank", Kemerovo) 12, N. Ostrovsky str., 650099,Kemerovo 650099

INN 7702070139, BIK 043207756, corr./acc. 30101810700000000756;

10. 40702810500320000138, Branch "Kemerovsky"of Joint Stock Company "Alfa-Bank" (Branch

"Kemerovsky" of JSC "Alfa-Bank") 12 N. Ostrovsky str., 650099, Kemerovo
INN 7728168971, BIK 043207745,corr./acc. 30101810300000000745.

1.3. Auditor of the issuer

Full company name: ***Closed Joint Stock Company "BDO Yunikon", ZAO "BDO Yunikon"***

ZAO "BDO "Yunikon" was registered by the Inspection of the Taxation Ministry of RF №26 in the South administrative district of the Moscow city.

Certificate on record making in the Unique State Register of legal entities dd. 28.07.2004, series 77 № 006984097, major state registration number 1037739271701.

location: 125 Varshavskoye shosse, Moscow,117545, Russia

Tel.: ***(095) 319-66-36,, 797-56-65;***

Fax: ***(095)319-59-09;***

e-mail: ***reception@bdo.ru***

Information on the license of the auditor:

License No.: ***E 000547 to render audit services***

Date of issue: ***25.06.2002***

Expire date: ***24.06.2007***

Issuing body: ***Ministry of Finance of Russian Federation***

ZAO "BDO Yunikon" carried out an audit of accounting reports of the JSC "Kuzbassenergo" for the year 2004. Audit was spent in accordance with the agreement №10206-01-266/04 dd. 11.08.2004 concluded on the ground of the decision of the general meeting of shareholders of the Company on approval of the ZAO "BDO Yunikon" as official auditor of the Company (minutes №12 dd. 24.06.2004).

ZAO "BDO Yunikon" is an independent national auditing company involved in the international BDO network .

ZAO "BDO Yunikon" is an actual member of the professional auditors membership "Institute of professional auditors" (IPAR) accredited by the Ministry of Finances of RF in accordance with the Order №145 dd. 16.07.2002.

Procedure of the Issuer's auditor election:

In accordance with the art. 10 of the Company's Charter, auditor shall to be approved by the general meeting of shareholders of the Company.

FL "On Joint Stock Companies" does not determine terms and order for nomination of a candidate for auditor to inscribe him in the lists for voting over the question on approval of auditor of the Company, also this law does not grant to the shareholders the right to nominate of candidate for auditor.

Thus the candidate for auditor subject to approval at the annual general meeting of shareholders of the Company at the outcome of the year 2003 was determined by the Board of Directors within the decision making for the general meeting of shareholders of the Company preparation and holding

Auditor is independent of the Issuer.

Factors of the Auditor's independency: According to the art. 12 of the Federal Law "On auditing" #119 -FL dd. 07.02.2001 audit may not be fulfilled by:

1) ***the auditors being the incorporators (participants) of the auditing persons , also their managers, accountants or other persons responsible for book-keeping organization as keeping and drawing up a financial (accounting) report;***

2) ***the auditors being with the incorporators (participants) of the auditing persons, their officials, accountants and other persons responsible for book-keeping organization and keeping also for drawing up a financial (accounting) report in immediate relationship (parents, wife, brothers, sisters, children, also the husband of wife's brothers, sisters, parents and children);***

3) ***audit institutions, whose managers and officials are the incorporators (participants) of the auditing persons, their officials, accountants and other persons responsible for book-keeping making and keeping, as for drawing up a financial (accounting) report;***

4) ***audit institutions, whose managers and other officials are in immediate relationship (parents, husband or wife, brothers and sisters, also husband and wife's parents, sisters and brothers, children) with the incorporators (participants) of the auditing persons, also their officials, accountants and other persons responsible for book-keeping making and keeping, as drawing up a financial (accounting) report;***

5) ***audit institutions acting as the incorporators (participants) of the auditing persons to whom these institutions are the incorporators (participants), in relation to affiliated companies, subsidiaries and representative offices of the aforementioned auditing persons, also in relation to the companies having common incorporators (participants) with this audit institution;***

6) ***audit institutions and individual auditors rendered services on book-keeping renewal and making, also on financial (accounting) report drawing up to the natural persons and legal entities, or in respect of these persons during 3 years before the current auditor's checking.***

There are no essential interests tied an auditor (officials of the auditor) with the Issuer (officials of the Issuer).
Auditor has no market share in the chartered capital of the company.
The Company did not grant any loans to the Auditor.
There is no immediate business relations , no family relations.
The officials of the Issuer are not the officials of the auditor.

Amount of payment for the auditor services shall to be determined by the Board of Directors of the company." There are no deferred and late payments for rendered auditor services.

Auditor of the Company controls financial and economic activity of the Company in accordance with terms of legislation of Russian Federation and in accordance with concluded contract.
Over the check out results the Company's auditor shall to make an opinion included:
- ***proof of the facts validity contained in the reports and other financial documents of the Company;]***
- ***information on the facts of violation by the Company of the book-keeping order and financial reports rendering stipulated by the RF legal deeds , also of legal deeds of RF under fulfillment by the company of his financial and economic activity***

1.4. Valuator of the issuer

Full firm name and abbreviation: **Closed Joint Stock Company "ENPI Consult", ZAO "ENPI Consult".**
Location: **#14, Dukhovsky pereulok, Moscow, 115191.**
Telephone/fax: ***(095) 952-1041/(095) 954-4408.***
E-mail: ***npg@npg.ru***
Information on the licenses of the valuator:
License No.: series ***ЦЛСС № 000025 Code ОЦ ПР № 038336***

Date of issue: ***14.07.1999***
Expire date: ***4th of September , 2003***
Issuing body: **Moscow License Chamber**

License No. : **series ЦЛСС № 000025 Code ОЦ ПР № 038875**
Date of issue:*04.09.2000*
Expire date: the *4th of September, 2003*
Issuing body: **Moscow License Chamber.**

License No*: *000031
Date of issue: ***06.08.2001***
Expire date: ***the 6th of August, 2007***
Issuing body: ***Ministry of Privity of Russian Federation***

Information on evaluation services subject to render (rendered) by the valuator:
Evaluation of the replacement value of a part of fixed assets by the 01.01. 2000., consulting services on a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2001., consulting services on a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2002., consulting services on a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2003., consulting services on a revaluation of a part of the capital assets of the Company in accordance with the with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2004., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2005., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Issuer did not enlist the valuator to the stock emission (in the year 1995.)

1.5. Information on the issuer's consultants

Financial consultants and other consultants at the securities market were not attracted by the issuer to the sock emission.

1.6. Information on the other subscribers of this present quarterly report

Chief accountant – *Riumova Alevtina Nickolaevna*
Telephone: ***(384-2)29-33-58***
Fax: ***(384-2)29-37-77.***

II. General information on the financial and economic situation of the issuer

2.1. Figures of financial and economic activity of the issuer

Figure's name	Calculation procedure	2quarter 2005
Value of the net assets of the issuer, RUR	In accordance with the Order of the Ministry of Finances of Russian Federation and of Federal commission on securities market dd. 29.01.2003 №10n, 003-6/pz "On approval of a procedure of the JSC net assets cost valuation".	27 329 231 000
Relation of a sum of the debt assets to the capital and fund, %	(F.№1 L..590 + F.№1 L. 690 - F.№1 L. 650 - F.№1 L. 640)/(F.№1 L.490 + F.№1 L.650 + F.№1 L. 640)*100	28,46
Relation of a sum of the short-term liabilities to the capital and fund, %	(F.№1 L. 690 - F.№1 L. 650 - F.№1 L. 640)/(F.№1 L.490 + F.№1 L.650 + F.№1 L. 640)*100	15,97
Discharge of payments on debt service, %	(F.№2 L 190 + depreciation - dividends) / (F.№1 L. 620 + F.№1 L. 610 + F. №2. L.070)	-0,12
Level of past-due debt, %	Past-due account payable / (F.№1 L.590 + F.№1 L. 690 -F.№1 L . 650)*100	0,00
Accounts receivable turnover, times	F. №2 L. 010 / (F. №1 L. 230 + F. №1 L. 240 - F. №1 L. 244)	1,16
Dividend's share in profit, %		Dividends were not accrued
Labour productivity, RUR/man	F. №2 L. 010 / average number of personnel	422774

Amount of the net assets is the initial figure of a stability of the financial situation of the company.

As a result of the financial and economic activity of the Company in the 2nd quarter of the year 2005 the net assets were reduced by RUR 475 667 thousands (cost of the net assets in the 1st quarter of the year 2005 amounted RUR 27 804 898 thousands). Such reducing resulted caused mainly by the reducing in the 2nd quarter of:
depreciated cost of the fixed assets by RUR 366 591 thousands;
cash balance on the settlement accounts of the Company by RUR 382 058 thousands,
accounts receivable by RUR 377 234 thousands.

Liabilities excepted from the asset's cost increased by RUR 96 962 thousands during the period under examination.
During the II quarter of the year 2005 the Company suffered net losses amounted RUR 512 583 thousands that affected renewal of owned sources of the Company's assets forming, as his financial ability to cover the external debts.

Turnover of the accounts receivable in the 2nd quarter of the year 2005 as compare with the previous period decreased by 0,02 turns accordingly.
The past due account payable is at the low level (RUR 29 002 thousands) and proves the Company's possibility to pay off his liabilities except the important delay.

2.2. Market capitalization of the Issuer

Trade of the ordinary stocks of the Issuer is carried out at the following trade areas:

Full names and abbreviations of the sale organizers: ***Non commercial partnership " Stock exchange "Russian trade System" , NP "Stock Exchange RTS";***

Closed Joint stock Company "Moscow Interbank Currency Exchange", ZAO "MMVB (MICE)".

Non commercial partnership "Stock Exchange "RTS": ***ordinary stock of the JSC "Kuzbassenergo" is bargain in the system "Classic market, stocks". Ordinary stocks 23.06.1997 were included in the list of "RTS-2"; and were excluded from the list of "RTS-2" 04.01.2000 and were included in the list "Classic market of stocks".***

Closed Joint Stock Company "Moscow Interbank Stock exchange": ***ordinary stock of the JSC "Kuzbassenergo" was included in the out list securities since 23.07.2003 s. There were not any bargains with the stocks in the years 2003-2004.***

Market capitalization at the outcome of the year 2000 was calculated by 10 the largest bargains made at the RTS in the month December 2000 and was equal to USD 49 438 720.

Market capitalization at the outcome of the year 2001 was calculated by 10 the largest bargains made at the RTS during the 3 last months of the year 2001 and was equal to USD 72 460 821.

During the year 2001, 129 bargains were made at the RTS, including 3 bargains made in December, 6 bargains within the last 3 months, i.e. the Issuer's market capitalization in the year 2002 was calculated at the cost of share purchase at the stock exchange RTS by 31.12.2002 (0,19 $ x 606163800= 115 171 122 $).

In the year 2003, 55 bargains with the JSC "Kuzbassenergo" shares in a volume of trade equal to USD 1 320 834 or 4 910 139 pieces were registered, calculation of the market capitalization of the issuer was made at the cost of share purchase at the stock exchange RTS by 31.12.2003. Thus, the market capitalization of the issuer in the year 2003 amounted 0,48 $ x 606163800 = 290 958 624 $.

In the year 2004, 48 bargains with a volume of trade USD 1 980 647 or 2 987 610 pieces were registered at the RTS, including 6 bargains in the 4th quarter. Thus the market capitalization need to calculate at the cost of share purchase as for a date of 31.12.2004 (0,681 $ x 606163800 =412 797 548 $).

Information on the market capitalization in the 2nd quarter of the year 2005.
(in accordance with the Stock exchange RTS calculations).

Settling month	Cost over 10 the largest bargains	Period of calculation	Bargain's number for the month	Bargain's number for 3 months	Stock's number	Capitalization, USD
March, 2005	0,69854	3 months	5	> = 10	606 163 800	423 429 661
May, 2005	0,68418	3 months	0	> = 10	606 163 800	414 725 149

Bargains contracted during the II quarter of the year 2005 subject to the capitalization' calculation

Time	Price, USD	Bargain's volume, pieces.	Bargain's volume, USD
2005-03-02 16:25:00	0,7	100 000	70 000
2005-03-11 14:43:00	0,685	50 000	34 250
2005-03-22 16:39:00	0,69	12 000	8 280
2005-03-28 12:47:00	0,69	100 000	69 000
2005-03-30 11:21:00	0,68	40 000	27 200
2005-04-04 17:36:00	0,67	10 000	6 700
2005-04-18 13:11:00	0,67	32 800	21 976
2005-04-22 17:22:00	0,67	41 950	28 106,5
2005-04-27 13:08:00	0,67	34 000	22 780
2005-04-27 14:28:00	0,67	30 000	20 100

2.3. Issuer's liabilities.

2.3.1. Account payable

For the II quarter of the year 2005:

Accounts payable	Date of payment	
	under 1 year	above 1 year
Accounts payable to the suppliers and contractors, RUR	494 048 809	1 708 212 306
including the past-due, RUR	22 080 770	X
Accounts payable to the personnel of the company, RUR	56 478 686	0
including the past-due, RUR	0	X
Accounts payable to the budget and the State Off-budget funds, RUR	568 198 432	1 176 901 646
including the past-due, RUR	0	X
Credits, RUR	1 599 875 000	0
including the past-due, RUR	0	X
Loans, total, RUR.	580 742 000	32 653 000
including the past-due, RUR.	0	X
including bonded debts, RUR	0	0
including the past-due bonded debts, RUR	0	X
Other accounts payable, RUR	529 303 590	298 515 257
including the past-due, RUR	0	X
Total, RUR	3 828 646 517	3 216 282 209
including the past-due, RUR	22 080 770	X

Creditors whose share amounts no less than 10% of the total sum of accounts payable:

Full firm name of the creditor	Russian joint stock company of energetics and electrification "UES of Russia"
Abbreviation of the creditor	JSC RAO "UES of Russia"
Location:	№101, building 3, Vernadskogo prospect, Moscow, 119526
Sum of accounts payable, RUR	1 290 372 000
Size and conditions of the past-due accounts payable (percent rate, penalty provisions, fines)	0
Affiliation	Affiliated person
Market share of the Issuer in the chartered capital of the affiliated person	0 %
Share of ordinary stocks of the affiliated person owned by the Issuer	0 %
Market share of the affiliated person in the chartered capital of the Issuer	49,0 %
Share of ordinary stocks of the Issuer owned by the affiliated person	49,0 %

Accounts payable (including the credits and loans) of the JSC "Kuzbassenergo" for the II quarter of the year 2005 as compare with the previous period increased by RUR 128 004 thousands. Major cause

is a growth of borrowed assets by RUR 291 715 thousands (15,2%), including increasing of a debt on the credits by 195 000 thousands roubles, on loans – by RUR 95 715 thousands (where increasing of a sum of the pawn bills rendered against the credit liabilities guarantee – by RUR 45 962 thousands).

Except credits and loans the JSC "Kuzbassenergo" account payable amounted RUR 4 831 656 thousands by the 30.06.2005, i.e. by 163 713 thousands roubles lower than by 31.03.2005.
Reducing of account payable in the II quarter took place:
to the budget and off-budget funds by 107 404 thousands roubles;
to the factory shipments VAT – by 100 757 thousands roubles.
During the period under examination debts on the bills issued by the JSC "Kuzbassenergo" and rendered to the suppliers and contractors for debt repayment increased by RUR 11 164 thousands.

2.3.2. Credit history of the issuer

Decoding of the credit portfolio of the JSC "Kuzbassenergo" by 01.01.2001:

Creditor's name, contract No.	amount, RUR millions	Rate, %	Repayment period	Guarantee type	Purpose of credit
ACB "Kuzbassprombank" № 28 dd. 10.10.1997	7,96	24	25.03.2001	Bills of JSC "Kuzbassenergo"	Circulating assets increasing
CB "Taydon" № 11/00 dd. 06.10.2000	38,90	31	06.10.2001	Electric power	Circulating assets increasing
ACB "Kuzbassugolbank" № 00/12 dd 31.01.2000	9,00	24	25.01.2001	Inventory holdings	Circulating assets increasing
ACB "Kuzbassugolbank" № 00/19 dd. 22.02.2000	32,00	24	15.02.2001	Inventory holdings	Circulating assets increasing
ACB "Kuzbassugolbank" № 00/202 dd. 17.11.2000	10,00	24	17.09.2001	Inventory holdings	Circulating assets increasing
AC SB RF of Kemerovo № 15\545 dd. 23.10.2000	40,00	24	26.06.2001	Inventory holdings	Circulating assets increasing
AC SB RF of Kemerovo № 15/440 dd. 24.07.2000	50,00	24	26.06.2001	Inventory holdings	Circulating assets increasing
AC SB RF of Kemerovo № 15/463 dd. 16.08.2000	30,00	24	26.06.01	Inventory holdings	Circulating assets increasing
Branch of JSC ACB "Kuzbassugolbank" "Energetic" № 301 dd. 27.12.2000	9,00	24	01.07.2001	Inventory holdings	Circulating assets increasing
AO Bank "Alemar", Novosibirsk № 452\486 dd. 03.10.2000	13,00	26	05.04.2001	Auto transport, shares of the JSC "Kuzbassenergo"	Circulating assets increasing
JSC RICB "Bashcreditbank" № 3 dd.27.12.2000	50,00	23	25.06.2001	Equipment, bills of the JSC "Kuzbassenergo"	Circulating assets increasing
AB "Sobinbank" № 14-K dd. 30.10.2000	20,00	25	26.01.2001	Bills	Circulating assets increasing
JSC "Alfa-Bank", Novosibirsk	28,00	20,75	27.03.2001	Guarantee	Circulating

	12,00	25,5	27.12.2001		
CB "Guta-Bank" № 23 dd. 27.11.2000	50,00	25	28.02.2001	bills of the JSC "Kuzbassenergo"	Circulating assets increasing
Total:	399,86				

Decoding of the credit portfolio of the JSC "Kuzbassenergo" by 01.01.2002.

Creditor's name, contract No.	amount, RUR millions	Rate, %	Repayment period	Guarantee type	Purpose of credit	Creditor's name, contract No.
ACB "Kuzbassugolbank" № 01/345 dd.17.07.2001	9,00	22	03.04.2002	22,92	Inventory holdings	Circulating assets increasing
ACB "Kuzbassugolbank" № 01/508-з dd. 27.11.2001	42,00	21	25.05.2002	67,76	Inventory holdings	Circulating assets increasing
ACB "Kuzbassugolbank" № 01/063 dd.29.03.2001	5,00	22	28.01.2002	12,00	Inventory holdings	Circulating assets increasing
AC SB RF of Kemerovo № 03\144 dd.. 21.02.2001	168,90	20	21.06.2002	283,41	Inventory holdings	Circulating assets increasing
AC SB RF of Kemerovo № 03-1/234 dd. 27.06.2001	181,10	19	24.05.2002	313,64	Inventory holdings	Circulating assets increasing
AC SB RF of Kemerovo № 03-1/274 dd. 25.07.2001	160,00	19	22.07.2002	289,08	Inventory holdings	Circulating assets increasing
Branch of JSC ACB "Kuzbassugolbank" № 001/370-K dd. 03.07.2001	10,00	21.%	06.02.2002	12,2	Inventory holdings	Circulating assets increasing
AO Bank "Alemar", Novosibirsk № 452/560 dd. 12.04.2001	15,00	21	21.02.2003	10,5	Auto transport, shares of the JSC "Kuzbassenergo"	Circulating assets increasing
Kemerovo branch of JSC "Sibacadembank" № 32/01 dd. 25.05.2001	5,00	8	21.03.2002	23,16	Inventory holdings	Bill of the JSC "Sibacadembank"
Kemerovo branch "Bank of Moscow" № 176 dd. 14.09.2001	57,10	20	30.04.2002	135,9	Inventory holdings ,bill, equipment	Circulating assets increasing
JSC "Alfa-Bank", Novosibirsk № 01/62-01-Л dd. 30.11.2001	62,00	20,5	30.05.2002	78,4	Inventory holdings	Circulating assets increasing
JSC "Alfa-Bank", Novosibirsk № 52-01 dd. 30.10.2001	50,00	22	28.02.2002	67,5	Inventory holdings	Circulating assets increasing
JSC "Alfa-Bank", Novosibirsk № 69-01-Л dd. 28.12.2001	38,00	5	28,01.2002	49,3	Inventory holdings	Bill of JSC "Alfa-Bank"
Kemerovo branch of JSC "Autobank" № 4 dd.14.02.2001	80,00	21	13.02.2002	108,1	Guarantee of equipment, guarantee of the KOAO "Azot"	Circulating assets increasing

Total:	899,64						

Decoding of the credit portfolio of the JSC "Kuzbassenergo" by 01.01. 2003

Creditor's name, contract No.	amount, RUR millions	Rate, %	Repayment period	Guarantee type	Purpose of credit
ACB "Kuzbassugolbank" № 02/333-К-Г dd. 13.11.2002	42,00	19	13.05.2003	Inventory holdings	Circulating assets increasing
ACB "Kuzbassugolbank" № 02/100-к dd. 24.04.2002	12,00	19	23.04.2003	Equipment	Circulating assets increasing
	5,00		10.03.2003		
ACB "Kuzbassugolbank" № 02/330-К-Г dd. 11.11.2002	45,00	19	08.05.2003	Equipment	Circulating assets increasing
JSC "Uralo-Siberian Bank" № 159 dd. 02.07.2002	100,00	18	25.06.2003	Auxiliary equipment, inventory holdings	Circulating assets increasing
JSC "Uralo-Siberian Bank" № 281 dd. 16.12.2002	96,00	19	11.06.2003	Equipment	Circulating assets increasing
AC SB RF of Kemerovo № 03-2/179 dd. 17.06.2002	149,90	19	16.06.2003	Inventory holdings	Circulating assets increasing
AC SB RF of Kemerovo № 03-2/149 dd. 18.05.2002	181,10	19	13.05.2003	Inventory holdings	Circulating assets increasing
AC SB RF of Kemerovo № 03-2/210 dd.17.07.2002	160,00	19	15,07.2003	Inventory holdings	Circulating assets increasing
AC SB RF of Kemerovo № 03-2/353 dd. 10.12.2002	9,00	19	06.06.2003	Auto transport, Auxiliary equipment	Lands payment
AC "Bank of Moscow" № 349 dd. 30.07.2002	75,00	19	01.05.2003	Equipment, bill of the JSC "Kuzbassenergo"	Circulating assets increasing
AC "Bank of Moscow" № 460 от 23.12.2002	10,00	19	22.01.2003	Equipment	Circulating assets increasing
JSC "Bank Zenit" № 001/07/КБС dd. 02.04.2002	80,00	18	20-23.03.03 20-26.03.03 40-07.04.03	Inventory holdings	Circulating assets increasing
JSC "Bank Zenit" № 002/34/КБС dd. 28.11.2002	120,00	18,5	50-28.04.03 70-30.04.03	Inventory holdings	Circulating assets increasing
AO Bank "Alemar", Novosibirsk № 452/2 dd. 13.11.2002	15,00	19,5	12.05.2003	Auto transport, plant equipment	Circulating assets increasing
JSC "Alfa-Bank", Novosibirsk № 86-02-Л dd. 14.11.2002	100,00	20	11.02.2003	Equipment	Circulating assets increasing
JSC "Alfa-Bank", Novosibirsk № 87-02-Л dd. 14.11.2002	100,00	20	11.02.2003	Equipment	Circulating assets increasing

JSC "Alfa-Bank", Novosibirsk № 91-02-Л dd. 20.11.2002	100,00	19	20.01.2003	Equipment	Bill of JSC "Alfa-Bank"
Total:	1400,00				

Decoding of the credit portfolio of the JSC "Kuzbassenergo" by 01.01. 2004

Creditor's name, contract No.	amount, RUR millions	Rate, %	Repayment period	Guarantee type	Purpose of credit
ACB "Kuzbassugolbank"№ 03/1016-К-Г dd. 30.10.03	42,00	13	27.04.04	Bill	Circulating assets increasing
ACB "Kuzbassugolbank"№ 208 dd. 24.04.03	17,00	13	16.01.04	Bill	Circulating assets increasing
ACB "Kuzbassugolbank"№ 03/1015-К-Г dd. 30.10.03	45,00	13	27.04.04	Bill	Circulating assets increasing
JSC "Uralo-Siberian Bank" № 159 dd. 02.07.02	100,00	13	31.05.04	Bill	Circulating assets increasing
JSC "Uralo-Siberian Bank" № 17 dd. 10.02.03	100,00	13	10.02.04	Bill	Circulating assets increasing
AC SB RF of Kemerovo № 03-3/449 dd. 21.11.03	500,00	10,1	19.11.04	Inventory holdings	Circulating assets increasing
AO Bank "Alemar", Novosibirsk № 452/40 dd. 24.10.03	24,50	13,5	19.04.04	Auto transport, plant equipment	Circulating assets increasing
JSC "Alfa-Bank", Novosibirsk № 71-03-Л dd. 03.09.03	250,00	13,5	150-03.03.04 100-23.03.04	-	Circulating assets increasing
ACB "Moscow Delovoy Mir", Kemerovo branch № 09.Ф06/05-75/03.2459 dd. 21.07.03	150,00	14,2	16.01.04	Inventory holdings	Daily activity fulfillment
ACB "Moscow Delovoy Mir", Kemerovo branch № 09.Ф06.05/196/03.3707 dd. 25.12.03	71,50	10	14.01.04	Inventory holdings	Daily activity fulfillment
ACB "Moscow Delovoy Mir", Kemerovo branch №09.Ф06.05/202/03.3730 dd. 26.12.03 100,00	100,00	10	15.01.04	Inventory holdings	Daily activity fulfillment
JSC "Bank Zenit" №005/34/КБС dd. 21.11.03	56,00	12,6	21.02.04	Inventory holdings	Circulating assets increasing
JSC "Bank Zenit" № 005/34/КБС dd. 21.11.03	94,00	11,75	29.01.04	Inventory holdings	Circulating assets increasing
Total:	1550,00				

Credit portfolio of the JSC "Kuzbassenergo" as for a date of the 01.01.2005 amounted RUR 1 671 535

thousands, including main debt on the credit liabilities amounted RUR 1 666 000 thousands, debt on the accrued but passed percents for credit assets using amounted RUR 5,535 thousands caused by the credit contracts terms. Short term credits attracted with a purpose to increase the circulating assets to pay off the current liabilities of the company.

JSC "Kuzbassenergo" did not make the credit contracts and loan contracts in force by 01.01.2005 the sum of the principal debt under which amounts 10 and more percents of the net assets value.

Credit policy of the JSC "Kuzbassenergo" aims at an attraction of credit resources on more gainful terms of crediting, at a reducing of an interest rate for credit resources using. Borrowed current assets are attracted by the Company at the rate that is lower than the refinancing rate fixed by the Central Bank of RF.

Provisions on the credit policy of the Company were approved by the Board of Directors at the general meeting spent the 28 of December 2004. These Provisions determine the order of fixation of Limits of a debt position and the Limit on cost parameters of loan, the order of the control over their observance, and also measures on reduction of the Debt position according to the fixed Limits in case of their excess aimed at the financial stability and minimization of a risk of insolvency of the Company guarantying.

As for a date of 30.06.2005 the share of the cost of the borrowed assets increased from 6,91 to 8,1 (i.e. by 1,19 percent points) as compare with the 01.04.2005. It was caused by the growth of the Company's credit portfolio in the 2 quarter 2005 by 195 000 thousands roubles, also the growth of a sum of the credit liabilities guarantee in form of own bills of the JSC "Kuzbassenergo" by RUR 45 962 thousands.

Figure's name	As for a date of 30.06.2005.
Value of the net assets by the end of the reporting period, RUR	27 329 231 000
Borrowed assets, total, RUR.	2 213 270 000
Share of the borrowed assets in the value of the net assets, %	8,10

JSC "Kuzbassenergo" did not make the credit contracts and loan contracts in force by 01.01.2005 the sum of the principal debt under which amounts 10 and more percents of the net assets value..

For the III quarter of the year 2005 the Board of directors approved by their decision a credit plan providing:
a) Attraction of the credit assets in amount RUR 1549 millions at the rate not exceeding that in 1,1 time more the rate of refinancing of the Central Bank RF against the security provided by the credit policy of the Company, in the following banks:
- AC SB RF – RUR 200,0 millions;
- JSC "Alemar" - RUR 15,0 millions;
- ACB "MDM" – RUR 954,0 millions;
- JSC "Vneshtorgbank" – RUR 200,0 millions;
- JSC 'Promstroybank" – RUR 150,0 millions;;
- JSC "Alfa-Bank" – RUR 30,0 millions;.
b) Pay off the debt under the credits amounted RUR 1449 millions in the following banks:
- ACB "Kuzbassugolbank" - RUR 87,0 millions;
- JSC "Ural-Siberian Bank" - RUR 100,0 millions;
- AC SB of RF - RUR 200,0 millions;
- JSC "Zenit" – RUR 60,0 млн. рублей;
- JSC "Alemar" – RUR 15,0 millions;
- ACB "MDM " – RUR 700,0 millions;
- JSC 'Promstroybank" – RUR 150,0 millions;

- JSC "Alfa-Bank" – RUR 137,0 millions;

subject to maintenance of a maximal size of lump loan debt on the credits taken by the Company:

by 01.07.05 in a volume not exceed RUR 1600,0 millions;

by 01.10.05 in a volume not exceed RUR 1700,0 millions.

2. Change of the bank-creditor is allowed in case of more advantageous conditions in crediting without changing of the total sum of the taken credit by them.

3. To commit the General director of the JSC "Kuzbassenergo" to ensure observance of a maximal size of the lump loan debt on the credit taken by the company in amount not exceeded RUR 1400,0 millions as for a date of 01.01.2006.

There was not the bound's issue during the reporting quarter.

2.3.3. The issuer's liabilities against the third parties guarantee

In accordance with the reference in the values availability accounted on the off-balance accounts (lines 950-960), included in the Company's accounting report, the total sum of liabilities of the JSC "Kuzbassenergo" by the 30.06.2005 amounted accordingly:

- ***guarantee of liabilities and payments received (line 950) RUR 88 608 thousands.***
- ***Guarantee of liabilities and payments issued (line 960) RUR 935 832 thousands.***

There were not any liabilities of the issuer against the security given to the third parties, including a pledge or a guarantee amounted not less then 5 per cent of the issuer's assets balance price during the reporting period.

2.3.4. Other liabilities of the Issuer

There are no any agreements including the bargains on term not reflected in the accounting balance and may affect essentially the Issuer's financial situation, also his liquidity, source of finance and their using conditions, activity results and expenses.

2.4. The purpose of the issue and direction of the assets using resulted to distribution of the issuing securities

Issuer did not spent the issue aimed to the assets attraction by the way of the distribution of securities during the reporting period.

2.5. Risks related with acquisition of the distributing (distributed) issuing securities

2.5.1. Branch risks

JSC "Kuzbassenergo" spend its activity only at the internal Russian market in accordance with area character therefore there are no risks related with possible change of a price for the issuer's production at the foreign markets.

The risk of nonfulfilment by the issuer of his liabilities before the owners of the issuing securities as a result of the branch conjuncture change is not subject of this present report because of absence of any liabilities on the dividend payment by the issuer before the owners of the preference stocks and the percents payment off and retirement of bonds.

The Company has no any risks related to the possible change of a cost of raw material, goods subject to using in production and that may affect negatively its activity.

The following factors may be related to the other branch risks:

- Possibility of the exit of large consumers of electric power to the wholesales power (capacity) market. Today there are two segments of power market are in force in our county: Federal wholesales electric power (capacity) market (FOREM) divided in the three isolated zones: European, Siberian and Far Eastern, - and

the sector of free trade "5-15' of the wholesales power market. Activity of the first is strictly regulated and adjusted by the Federal energy committee of Russia (FEC),the second was launched in the 1st of November 2003 as a transition stage of a transfer from the adjustable market to the competitive .

As against the FOREM it is the new sector of free power trade functioning according to the principles of competitiveness and free pricing. Now only the subjects located in the western part of Russia may participated in such sector.

Exit of the enterprises to the FOREM may affect negatively to the JSC "Kuzbassenergo" production output.

- Change of structure of energy consumption at the groups of consumers from the planned at the expense of production volume reduction of a range of industrial enterprises, may lead to reduction of energy output volume in money terms.

- Bankruptcy of enterprises may lead to the impossibility to recover a debt for consummated energy.

- Decreasing of living standard of some groups of population of Kemerovo region will led inevitably to reduction of payment's level of this type of population.

Expectations of the Stock market's participants concerned to the reforming course of energy market.

2.5.2. Country and regional risks

JSC "Kuzbassenergo" is a registered in Russian Federation company carrying out its activity in Kemerovo region, thus some common changes in the State and other regional developments affect on its activity importantly.

Overwhelming majority of economic factors are out of control of the Issuer.

It's impossible to guarantee that some recent tendencies of Russian economic including increasing of Gross National Product , relative stability of RUR and decreasing of the inflation rates will be kept in future. Besides global fluctuations of oil and gas prices, RUR fortification in the real term concerning USD Dollar, also some consequences of liberalization of a monetary and credit policy and other factors may affect negatively Russian economics and business of the issuer.

Russian economics is not protected against market recessions and delay in economic development in different countries of the world. As it was in the past, financial problems or sensitive perception of the risks related to the investments in the countries with developing economy may reduce a volume of foreign investments to Russia and affect negatively Russian economics.

Ecological factors inseparably linked with general activity of the issuer as a production process, transfer and distribution of heat and electric power demands large quantity of natural sources that call environmental pollution. As significant capital investments are necessary to purchase nature-conservative equipment to remove ecological factors of risk , and payments for natural sources consumption.

There are regional risks related with reforming of JSC "Kuzbassenergo". The management of JSC "Kuzbassenergo" spend active consultations with the government of regional and city Administration over the questions of the Company's reforming to reduce such risks.

Such need is due to existence of the Provisions of Kemerovo regional Administration №54 dd. 26.04.2002 "On reforming of JSC "Kuzbassenergo" and №49 dd. 28.03.2003 "On the project of reforming of JSC "Kuzbassenergo" and social protection of employees of energy system in Kemerovo region" where regional authorities raised the range of demands to the management of the Company under the project coordination. The 20th of September 2004 a trilateral agreement was completed between JSC RAO "UES of Russia", JSC "Kuzbassenergo" and Kemerovo regional Administration which regulates particularly the questions on the future implementation of the program on the JSC "Kuzbassenergo" reforming.

Over the terms of the Agreement the regional Administration will be assist in the reforming process of the energy company, especially under its segregation from the structure of supplying, managing, power and heat networking companies.

Risks depending on the regional geographical peculiarity, i.e.:

- ***Damnification risks because of emergency situations of natural factors: periodical floods, earthquake on the territory of Kemerovo region.***
- ***According to the long-term forecast made by the Ministry on Emergency Situations of Russia for the period 2005, there will be most possible such man-caused emergency situations of federal and regional level on the territory of Kemerovo region as.***

In the structure of man-caused emergency situation of territorial and superior levels the accidents at the power systems of life support will be prevail (50-525 % of the total number of ES and accidents at the not power systems (15-17%).

Besides, Kemerovo region is characterized by the menace of buildings and constructions failure.

According to the short-term forecasts of emergency situations in the Kemerovo region , the most probable emergency situations of complex of dangerous meteorological phenomena (mudflow, landslide, stone falls), also caused by built-up area underflooding, flooodwatert erosion of roads, bridges and dams caused by ring flood.

Increasing of household fires in the private sector is forecasted because of temperature decreasing and using of electric heaters, and also wiring inflammation. Accidents in the networks of heat and water supply, outage of heating systems of buildings and constructions are possible.

Besides, it is forecasted emergency situations of man-caused nature resulting from the complex of dangerous meteorological phenomena (heavy atmospheric precipitation, force wing, sleet adhering) forecasted in Kemerovo region.

The prediction of the risk of open military conflict also the risk of national emergency are minimal possible on a national level as ethnic and social tension in the region does not bear critical nature. However there is a risk of terrorist acts to fight with the security measures at the strategic objects of JSC "Kuzbassenergo" were considerably toughened.

Under the special control were took electric plants, large electric substations, pump houses, combustive-lubricating production's storages and other category objects.

Admission regime for motor transport and employees was toughened including using of manual and fixed metal detectors at the enterprises.

Artificial barriers were mounted that stop unofficial passage of motor transport on the territory of enterprises.

Car parks were transferred at the safe distance from energy object guards, also active interaction between security of JSC 'Kuzbassenergo" and Motor licensing and inspection department, duty departments of MIA and MES was organized.

Around-the-clock work for vide control and patrol were organized at the most important and the farthest object of energy system.

2.5.3. Financial risks

Variation of interest rates may affect financial and economic activity of the issuer as the enterprise uses borrowed current assets in its activity but its will not have significant effect on the financial showings of the company.

Credit policy of the issuer aimed on attraction of credit resources on more favorable credit conditions.

The company attracted borrowed current assets lower then the rate of refinancing fixed by the Central Bank RF (13%).

Weighted average interest rate for the using of credit resources by the company was 11,42% by the 01.07.2005, i.e. by 0, 13 per cent's points lower then by the 01.04.2005.

Inflation effect: Over the forecast made by the International Currency Reserves the inflation in Russia over the results if the year 2005 will be amount 11-11,5%. Particularly the salary depends on the general standard of price in Russia.

The salary is indexed by the issuer. As a whole the effect of inflation factors on the financial stability of the

issuer does not seem significant in future and is subject to predict in business-planning of the company.

In the tariff forming there is a risk that the Kemerovo Regional Energy Committee will fix the tariff rate not covering industrial costs and drop-out income because of reducing of profit volume.
So, the Regional Energy Committee fixed an average electric power rate at the level amounted 65,8 copecks, as heat power rate amounted 310 roubles /Gcal fro the year 2005.
It corresponds to the upper limit level of growth determined by the Federal rate service (FRS), i.e. electric power – 12,2%, and heat power – 10,8% accordingly.
Moreover, fuel purchase expenditures amounted RUR 400 millions were not included in the rate base. REC did not accounted repair expense amounted approximately RUR 300 millions in the year 2005.

Also the company's insurance expensed were not taken into account fully, thus the production assets may be insured less than for a half year, the rest calendar time such a type of financial defense of property against the unexpected developments will not be valid.

The issuer does not bear any exchange rate risks as he is carrying out his activity only at the internal market. There are the financial risks of the issuer concerned the future reforming of the issuer (reorganization by the way of segregation):

- risk that the creditors of JSC "Kuzbassenergo" having received the notification on adopted decision on reorganization, will demand the advanced repayment of account payable, execution of corresponding liabilities and payment of damages sustained under the Company's reorganization in form of segregation (par. 6 of art. 15 of FL "On Joint Stock Companies"). Creditors having restructured debts for long-time period may act as initiators: JSC RAO " UES of Russia", Tax Ministry, Out budget Funds. Approximate amount of commercial restructured debts subject to demand amounts RUR 3014,4 millions;

- risk that the shareholders having voted against the reorganization or not took participation in the voting will demand the redemption of all or part of the stocks of JSC "Kuzbassenergo" belonging to them and possibility of loss to 10 % of a price of net assets because of satisfaction off the shareholder's demands of the stocks redemption under the reorganization of the companies in form of segregation (art. 75, 76 of FL "On Joint Stock Companies"). Approximate volume of assets subject to redemption of stocks amounts RUR 587,979 million.

2.5.4. Legal risks

There are some legal risks concerned the change of exchange regulation, modification of tax legislation, change of regulations of the customs supervision and fees, modification of requirements on licensing, court practice that may affect negatively on the activity's results of the issuer also results of the current legal trials subject of participation of the issuer.
- Modification of tax legislation in part of increasing of tax rates or change in the order and terms of tax calculation and payment may led to decreasing of net income of the issuer that may led to reducing of amount of the dividends subject to payment.

- Change in requirements on licensing of main activity of the issuer may led to increasing of a period for document preparation obligatory to extend a term of duration of the license, also necessity of accordance of the issuer with the produced requirements. However as a whole this risk should be deemed as insufficient except the cases when to extend the duration of the license or to exercise an activity subject to licensing some requirements will be provided that the issuer will not may correspond with or when the corresponding with these requirements will be caused with excess costs that may led to the issuer's activity termination.
- There were not any modification of the court practice related with the issuer's activity that might affect negatively on the results of his activity during the reporting period.

2.5.5. Risks related with the issuer's activity.

In the reporting period there were not such suits that may lead to the issuer's liquidation.
Some cases on tax and fees debt recover to the budget and off-budget funds are under examination in different institutions, but the issuer does not avow them as substantial cases.
Their admission by the issuer or juridically levy may not lead to the Company's liquidation, bankruptcy acknowledgement, as to lead to the negative consequences for the Company.

The Issuer has no the risk concerned the lack of possibility to prolong the period of validity of the Issuer's license to the specified activity.

Other essential risks proper to the issuer are absent.

III. Detailed information about the issuer

3.1. Information about the issuer's establishment and development

3.1.1. Information about the issuer's company name

full company name and abbreviation:

Kuzbass Joint stock Company of energetics and electrification

(JSC. «Kuzbassenergo»).

Before the privatization – Kuzbass industrial institution of energetics and electrification ("IIEE "Kuzbassenergo")

Kuzbass Open Joint Stock Company of energetics and electrification (OJSC "Kuzbassenergo")

Introduced: *30.12.1993*

Kuzbass open joint stock company of energetics and electrification (JSC "Kuzbassenergo")

Introduced: *15.05.1996*

3.1.2. Information about state registration of the issuer

Date of state registration of the issuer: 30.12.1993

Number of state registration's certificate (other document ratified the state registration of the issuer): 1901

Name of registration authority: Kemerovo Administration

In accordance with Federal Law "On State registration of legal entities" the corresponding record under the state registration number 1024200678260 was made in the Uniform State Register of Legal Entities the 23rd of July 2002 (certificate: series 42 №001926135 issued by Administration of the Russian Ministry of Taxation in Kemerovo, Kemerovo region).

3.1.3. Information about the issuer's establishment and development.

The issuer was established in accordance with a privatization schedule of the Kuzbass industrial institution of energy and electrification (IIEE "Kuzbassenergo").

In pursuance of the Decrees issued by the President of the Russian Federation, i.e. № 923 dd. August, 15, 1992 « About the organization of management system of the electric-power complex of the Russian Federation during privatization », № 1334 dd. November, 3, 1992 « About realization in the electric- power industry of the Decree issued by the President of the Russian Federation dd. August, 14, 1992, № 922 « About features of transfer of the state enterprises, institutions, organizations of fuel and energy complex into the joint-stock companies », № 721 dd. July, 1, 1992 « About organizational measures in the transfer of the state enterprises, voluntary associations of the state enterprises into the joint-stock companies », the Committee on administration of the state property of Kemerovo region has made the Decision № 330 « On privatization and transfer of IIEE "Kuzbassenergo" into the Kuzbass open joint-stock company of energy and electrification » dd. 21.09.1993.

The Order № 345 « About registration of open joint-stock company "Kuzbassenergo" was approved by Kemerovo Administration the 30th. 12.1993.

The common purpose of the privatized companies was increasing of the efficiency of energy system of the country and transfer from the planned economic to the market relations.

JSC "Kuzbassenergo" was established for and indefinite period of time.

The main purpose of the JSC "Kuzbassenergo" activity is the profit earning.

Activities of the JSC "Kuzbassenergo" are as follows:

- ***electricity and heat energy production;***
- ***electricity and heat energy transmission;***
- ***electricity and heat energy supply (trade) according to the fixed tariffs in accordance with the dispatcher's schedules of electric and heat demands;***

renders the following services:

- ***energy supply to energy saving enterprises;***
- ***communication facilities, including telecommunications;***

carries out:

- ***capital repairs***
- ***technical reequipment;***
- ***reconstruction and development of regional energy system;***
- ***mounting, arrangement and repair of energy objects; electric and heat energy equipment;***
- ***operability assurance of electric and heat energy networks;***
- ***maintenance, mounting, repairing of boilers and buckets under pressure, steam and hot water pipelines;***
- ***providing for maintenance of energy equipment in accordance with the standard requirements in force;***
- ***timely and qualitative repairing of energy equipment;***
- ***technical reequipment and reconstruction of energy objects;***
- ***operability assurance of electric and heat energy networks;***
- ***activities on maintenance of electric an heat energy networks.***
-

JSC "Kuzbassenergo" is one of the largest energy systems in the body of the Holding company JSC RAO "UES of Russia". Energy complex of the company is the sixth in the installed capacity and the fifth in the volume of energy output to the consumers. Quantity of power output by electric plants of JSC "Kuzbassenergo" exceeded 30% in the balance of UES of Siberia.

17 affiliated companies belong to the Company, 15 of them directly participate in electric and heat power production, transfer and sale, namely:

eight heat power plants working on the ground of coal of the Kuznetsky coal basin with a fixed power capacity 4959mw, as heat power capacity 8569,5Gcal/h;

five electric power companies with a fixed transforming capacity 22449MwA maintaining more than 30,5 thousands kilometers of power lines;

- ***Administration of heat power lines with a connected heat load 8569,5Gcal/h and having at his balance more than 490 kilometers of mainline pipelines;***

- ***Affiliated company "Enrgosbyt" providing power funds sale , also consumers payments collecting.***

One of the first companies on the territory of Siberia in the JSC "Kuzabssenergo" an fiber-optic line was built (VOLS), length is equal more than 400 km. VOLS connected the affiliated companies in the one digital network on data transmission.

Mission of the company is the regular and reliable supply our consumers with heat and electric power providing production efficiency and investment appeal of the company.

3.1.4. Contact information:

Issuer's location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**

Telephone: ***(384-2)29-33-59***
Fax: ***(384-2)29-37-77***

e-mail:adm@kuzbe.elektra.ru

Web-site :***www.kuzbassenergo.ru***

Organizational structure of the executive body of JSC "Kuzbassenergo" was approved by the Order of JSC "Kuzbassenergo" №709 dd. 31.12.2003. Department on corporate management including department on corporate policy which duties include work with shareholders and investors was established due to this Order. Chief of the Department is Ms. Burdina Elena Yakovlevna, date of birth 1964., education – higher.

Location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**

Telephone: ***(384-2) 77-70-51***
Fax: ***(384-2)77-70-51***
e-mail: ***beya @kuzbe.elektra.ru***

Internet webpage: ***no***

3.1.5. Taxpayer identification number

INN: ***4200000333***

3.1.6. Branches and representative offices of the issuer

During the II quarter of the year 2005 the following changes in location of the following affiliated companies took place:

Name: ***Tom-Usinskaya GRES***
Registered office: ***Tom-Usinskaya GRES***, ***Mysky-5, Kemerovo region, 652845***
Manager: ***Glukhov Viktor Fedorovich***
Opening date: ***30.12.1993***
Expire date of the power of attorney: ***31.12.2005***

Name: ***Belovskaya GRES***
Registered office: micro rayon ***"Technologhichesky №5", Inskoy village, Belovo, Kemerovo region, 652644***
Manager: ***Artiukh Valery Mikhailovich***
Opening date: ***30.12.1993***
Expire date of the power of attorney: ***31.12.2005***

Name: ***South-Kuzbass GRES***
Registered office: ***№20, Komsomolskaya str., Kaltan, Kemerovo region, 652740***
Manager: ***Vakhitov Kasim Bakirovich***
Opening date: ***30.12.1993***
Expire date of the power of attorney: ***31.12.2005***

Name: ***West-Siberian TETs***
Registered office: ***23, Severnoye shosse, Novokuznetsk, Kemerovo region, 654038***
Manager: ***Abramov Valery Vasilievich***

Opening date: ***30.12.1993***
Expire date of the power of attorney: ***31.12.2005***

Name: ***Kuznetskya TETs***
Registered office: ***№ 35, Novorossiysskay str., Novokuznetsk, Kemerovo region, 654034***
Manager: ***Kuzin Igor Viktorovich***
Opening date: ***30.12.1993***
Expire date of the power of attorney: ***31.12.2005***

Name: ***Kemerovskaya TETs***
Registered office: ***№1, Poliarnaya str., Kemerovo, 650001***
Manager: ***Vervain Konstantine Alexandrovich***
Opening date: ***30.12.1993***
Expire date of the power of attorney: ***31.12.2005***

Name: ***Main power lines***
Registered office:***№30, Kuznetsky prospect, Kemerovo, Russia, 650000***
Manager: ***Antonov Yury Vitalievich***
Opening date: ***08.12.2003***
Expire date of the power of attorney: ***31.12.2005***

3.2. Principal economic activities of the issuer
3.2.1. Industrial affiliation of the issuer

OKVED (All-Russia classifier of types of economic activity) codes :
40.10.11 –Production of electric power by heat plants
40.10.2 – Energy transmission
40.30.2 – Steam and hot water transmission (heat energy)
51.56.4 – Wholesales of electric and heat power (without its transmission and distribution)
74.60 –Investigations and protection
74.14 – Consulting over the questions on commerce and management.

3.2.2. Principal economic activities of the issuer

The principal activities of the JSC "Kuzbassenergo" are • production, transfer and distribution of electric and heat energy.
JSC "Kuzbassenergo" is a subject of natural monopoly working in the sphere of services on transmission of electric and heat energy on the territory of Kemerovo region.

Share of profit of the main activity in the total volume of profit of the JSC "Kuzbassenergo"»

Period	2 quarter 2005	2 quarter 2004	1 quarter 2005
Aggregate profit, RUR thousands	4 825 352	3 919 409	6 218 325
Profit of the main activity, RUR thousands	4 141 062	3 567 981	5 524 753
Share of profit of the main activity in the aggregate profit %	85,82	91,04	88,85

As the aggregate profit of the Issuer it means the sum of sales proceeds, operational and extraordinary profits – according to the data of the form № 2 "Profit and losses report" (line 010 + line 060 + line 080 +

line090 + line 120).

Share of profit of the main activity in the total volume of profit reduced by 3,3% during the reporting period as compare with the same period of the previous year.

Share of profit of the JSC "Kuzbassenergo" of the main activity

Production	Share of profit, %		
	2 quarter 2005	2 quarter 2004	1 quarter 2005
Electric power	73,24	77,05	62,27
Heat power	12,58	13,99	26,58
Total:	85,82	91,04	88,85

In the reporting period as compare with the same period of the previous year the share of profit of the electric power output reduced by 3,81%, but as compare with the previous quarter it increased by 10,97%;
Share of heat power output reduced by 1,41% as compare with the same period of the previous year, and by 14,00% - as compare with the previous quarter
Electric and heat power production have a season nature, i.e. heat power output reducing took place that have effect to the share of profit of the principal activity.

3.2.3. Principal types of products (operations, services)

Principal types of products of the JSC "Kuzbassenergo" are of electric and heat energy.

Figure's name	1 quarter 2005	2 quarter 2005
Proceeds from the production sale (work, services), RUR - electric power - heat power	3 872 180 000 1 652 573 000	3 534 293 000 606 769 000
Share of the aggregate proceeds volume, % - electric power - heat power	68,10 29,06	81,2 13,9

Share of the aggregate proceeds volume, % was calculated by formula: (part of the line 010 №2 falling at the principal activity type) / line 010 of the form №2.

Total structure of the net cost of the Issuer

Outlays items	By the 30.06.2005
Raw materials and soft goods, %	1,6
Purchased components , prepared raw materials, %	-
Work and services of industrial nature fulfilled by the third-party firms, %	1,3
Fuel, %	41,6
Electric power, %	3,7
Remuneration of labour , %	7,0
Credit interests , %	-
Rent, %	-
Assignments to the social needs, %	1,8
The fixed assets depreciation, %	11,4
Taxation included in the production net cost, , %	4,3

Other outlay (explain), % - abonent payment for the RAO UES of Russia networks exploitation, % - intangible assets depreciation, % - remuneration of the rationalization proposals, % - obligatory insurance payments, % - representative needs outlay, % other, %	 12,0 15,3
Total: outlay on production and sale of products (work, services), (net cost) ,%	100,00
Proceeds of the products sale (works, services) ,%	116,5

Record keeping of the net cost is in accordance with the Tax Code of Russian Federation, part II dd. 05.08.2000 №117-FL and with the Accounting policy of the JSC "Kuzbassenergo" not stipulated a separate accounting at the products(work, services) types.

3.2.4. Raw materials and suppliers of the issuer.

Principal raw material used by the JSC "Kuzbassenergo" is a fuel. Kuznetsky coal and its cleaning rejects are used as the principal fuel at the power plants of JSC "Kuzbassenergo".
Fuel oil is used as starting fuel and meant for maintenance of burning during low quality coal firing, and as the principal type of fuel at the Zaiskitimskaya water-heating boiler plant.

The Major suppliers of coal are(not less than 19% of all supply): Trade House of the Joint Stock Company Coal Company " Kuzbassrazrezugol" (Kemerovo); Joint Stock company "Siberian Coal And Energy Company (Moscow).

The issuer's suppliers whose share is about 20 and more percents of all supplies of inventory holdings, including their share in the total volume of supply.

Coal suppliers	location	2 quarter 2005
TH JSC Coal company "Kuzbassrazrezugol"	4a, Pionersky boulevard, Kemerovo,650000	40,02 %
JSC "SUEC"	7, stroenye 22, Derbenevskaya naberezhnaya, Moscow, 115114	29,87 %

Purchase price per one ton of coal within the reporting period increased by 20-40% as compare with the corresponding period of the previous fiscal year.
By the beginning of the III quarter 2005 the stocks of coal amounted 1 million 51 thousand tons at the warehouses of electric plants of the JSC "Kuzbassenergo" against the target task of the JSC RAO UES of Russia amounted 920 thousands ton).
Mazut was filled up by 16 thousands ton – 100% of the target task of the JSC RAO 'UES of Russia".
As for the winter fuel stocks does not create the Company's anxiety.

3.2.5. Markets for products (work, services) of the issuer

Power industry is practically the unique industry whose products and services consumers are all industries and private sector. There are two markets for energy distribution in Russia: wholesales and retail trade. Heat energy distribution is only at the retail market.

Kemerovo region is the principal market where the JSC "Kuzbassenergo" carries out his activity.

The Kemerovo region is located in the south-east of the West Siberia at the joint of the West-Siberian plain and the mountains of the South Siberia. It is located at almost equal distance from western and eastern borders of the Russian Federation. It is in the 6th time zone.

Output of electric power to the consumers is according to the contracted "Agreements about output and using of electric power".

Composition of consumers of electricity and heat energy at the retail market is in the table stated above by an example of a scheme illustrating electricity and heat energy distribution

Structure of electric and heat power sale by the branches

	output to own consumers	
	electricity (thousand kw)	electricity (thousand kw)
Total in power system	5 435 351	2 010 224
I. Industry	3 913 346	632 067
Specific weight (%)	**72,0**	**31,4**
1. Fuel, total	1 272 139	13 090
Specific weight (%)	**23,4**	**0,7**
2. Ferrous metallurgy	2 059 441	121 639
Specific weight (%)	**37,9**	**6,1**
3.Non-ferrous metallurgy	5 168	36 568
Specific weight (%)	**0,1**	**1,8**
4. Chemistry and petrochemistry	346 326	401 303
Specific weight (%)	**6,4**	**20,0**
2. Agriculture	52 011	25 550
Specific weight (%)	**1,0**	**1,3**
3. Transport and telecommunications	322 679	15 441
Specific weight (%)	**5,9**	**0,8**
4. Construction	13 094	6 899
Specific weight (%)	**0,2**	**0,3**
5. Housing and communal services	104 120	1 216 382
Specific weight (%)	**1,9**	**60,5**
6. Population	56 791	1 576
Specific weight (%)	**1,0**	**0,1**
7. Other industries	972 874	112 162
Specific weight (%)	**17,9**	**5,6**

According to this table, the largest consumers of electricity at the retail market are industrial enterprises, i.e. 72,0 %.

In the I quarter 2005 share of industrial enterprises amounted 66,1%.

In the industrial sector the leaders on power consumption are the enterprises of ferrous metallurgy, their share amounts 37,9% (in the I quarter of the year 2005 – 34,4%).

In the structure of heat energy output enterprises of housing and communal services (more 60% of consumption) and industry (more 30%).Chemical and petrochemical enterprises are the leaders on heat energy consumption in the structure of industry (20,0%).

Factors which may adversely affect the distribution of the Issuer's products (operations, services) and possible measures of the Issuer to reduce such impact:

The following factors may adversely affect the volume of electricity and heat energy distribution:

- JSC "Electric network" send us an application on their desire to make an electric power transit contract with a purpose to enter to the wholesales power (capacity) market. This consumer meets the requirements by

the number of installed capacity (272MBA). In case if the power accounting system to bring to conformity with the market requirements and exit to the free trade market the lost profit of the JSC "Kuzbassenergo" will be amounted RUR 8 699 thousands in a year.

- Ltd. "Topky cement" and JSC PO "Khimprom" (total installed capacity - 378 MBA) whose AIIS answer requirements of the market bylaws have a technical possibility to cover their power consumption due to purchase of electric power at the adjusted sector of wholesales market. The lost profit of the JSC "Kuzbassenergo" in such a case will be amounted RUR 98 132 thousands a year.

- also due to launching of the second price zone of the wholesales power (capacity) market of a transition period on the territory of Siberia since the 01.05.2005 the consumers whose power receiving devices answer the standard requirements to receive a status of a member of the free-trade market (aggregate installed capacity is more than 20 MBA, installed capacity of the each GTP is more than 4MBA) has a possibility to purchase in the free trade market of the wholesales market au to 15% of the own scheduled consumption.

35 consumers of the JSC "Kuzbassenergo" answer the aforementioned criteria (total installed capacity – 11 569 MBA). In case of an exit of these consumers to the wholesales power (capacity) market and purchase in the FTM up to 15% of the own scheduled consumption the amount of the lost profit of the JSC "Kuzbassenergo" will be amounted RUR 318 339 thousands a year.

To prevent such a situation, "Enrgosbyt" acting as an affiliated company of the JSC "Kuzbassenergo" grant to the aforementioned consumers the preferential contract terms (payment period, penalties etc.).

The following factor of a consumption's reducing, especially of heat power consumption, is an implementation of energy saving technologies, also launching and capacity increasing of the own heat power sources at the industrial enterprises. Besides, a stable work of the industries lets to use in full volume their own secondary power sources.

Also more late and early termination of the heating season by the companies, against the previous periods, affect the heat power consumption reducing. JSC "Kuzbassenergo" can net effect such facts.

Insufficiency of limits and delay in financing of charges on payment of heat and electric energy for budget consumers.

To prevent delay in financing of budget consumers , JSC "Kuzbassenergo" subscribes every month Agreements on payment s for consummated energy with Kemerovo regional Administration, General Financial Department of region, Heads of the cities and districts.

Kemerovo regional Administration spend conferences with obligatory presence of the city and district Administration in the person of their Heads, also Managers of the territorial financial authorities, managers of enterprises of housing and communal services and city electric networks.

3.2.6. Information about the Issuer's licenses

Number: *3668*
Date of issue: ***26.12.1995***
Expiry date: ***1.01.2007***
License authority: **Ministry of communications of Russian Federation**
Type of activity: **Services of local and interzonal telecommunications**

Number: *00927*
Date of issue: ***14.06.2001***
Expiry date: ***31.12.2006***
License authority: **Committee of natural resources on the territory of Kemerovo region**
Type of activity: **Plastic clay extraction at the Frunzensky field to ash-dump dam construction.**

Number: ***00-ЭЭ-004012 (Э)***
Date of issue: ***21.12.2004***

Expire date: *21.12.2009*
License authority: ***Ministry of Energy of RF***
Type of activity: **Electric network maintenance.**

Number: ***39-ЭТ-001112 (K)***
Date of issue : ***07.12.2004***
Expire date: ***07.12.2009***
License authority: ***Ministry of Energy of RF***
Type of activity: **Heat power network maintenance**

Number: ***077***
Date of issue: ***14.10.1997***
Expire date: ***1.10.2008***
License authority: **Department of Federal Security Service of RD over the Kemerovo region.**
Type of activity : Works with the State Secret information

Number: ***0107***
Date of issue: ***12.03.1998***
Expire date: ***1.10.2008***
License authority: **Department of Federal Security Service of RD over the Kemerovo region**
Type of activity: **Services on the State Secret protection.**

3.2.7. Joint activities of the Issuer

The founders of the affiliated company JSC "Prokopievskenergo":

- ***JSC "Kuzbassenergo" (60,0 %);***
- ***Ltd. "Stroysnabservice" (Kemerovo)(14,12 %);***
- ***Ltd. "Bill center of the JSC "Kuzbassenergo" (13,05 %).***

Joint activity type: ***Electric and heat power supply to consumers by way of its purchasing, transformation, distribution, transporting and trading; repair of electric measuring items, electrical devices, electricity supply meters; maintenance and repair of hoisting mechanism and devices; building and construction activity; transport and shipping activities and others related to transporting.***
Joint activity is since the 20.09.2000..

The founders of the affiliated company JSC ***"IPI "Vodocanal" ИП***.

- ***JSC "Kuzbassenergo" (74,5 %);***
- ***Ltd. "A/E Clearing" (Prokopievsk) (25,5 %).***

Joint activity type: ***Water supply to consumers and wastewater intake, maintenance, current and emergency repair of external and internal ware supply systems and drainage systems; construction, mounting, balancing and commissioning and finishing works; production of production and technical purposes goods.***
Joint activity is since the 28.10.2001

3.3. Future plans of the issuer

Purposes of the JSC "Kuzbassenergo" for the year 2005.
Principal purpose of the company for the year 2005 will by reliable and regular electric and heat energy supply to the consumers, providing profit earning, increasing of the company's capitalization and increasing of its investment appeal during the reforming process of energy industry in Russian Federation.
Principal production purposes of the company for the year 2005 will be the following:
1. reliable and regular electric and heat energy supply to the consumers of the region especially in autumn and winter periods with proper maximum load;

2. fulfillment of the program of repair of the equipment of power stations, electric and heat networks;,

3. fulfillment of the task of JSC RAO "UES of Russia" on creation of fuel reserve in the warehouses by 01.01.2006;

4. Fulfillment of the investment program of the Company.

Thus the following production works will be priority:

Putting into service the boiler of station № 16 ТП-87М-type with steam capacity of 420 t/h at the Kemerovskaya GRES;

- reconstruction of the boiler of station № 8, ТП-10-type with the purpose of reduction of NOx emission at the Tom-Usinskaya GRES;
- modernization of electric precipitators of the boiler of station № 14 at the Kemerovskaya GRES;
- introduction of three-stage fuel burning in the boiler of station № 11 with the purpose of reduction of NOx emission at the Kemerovskaya TETS;
- reconstruction of ash-catching installations of the boiler of station № 8 at the Novo-Kemerovskaya TETS;
- installation of the fire-extinguishing system of fuel feeder at the Tom-Usinskaya GRES, Belovskaya GRES, the Thouth-Kuzbass GRES, Kemerovskaya GRES, the Western-Siberian TETS, the Kuznetskaya TETS;
- reconstruction of SS Pashkovsk 35/10 KWt with replacement of oil circuit breakers for electrogas ones in the Western electrical networks;
- installation of ASDU system of the tidal electric station in the Northern electrical networks;
- replacement of the transformer of 32 MVA for 40 MVA at SS Tyrgansk in the Central electrical networks;
- reconstruction of ZRU of 6 kV with replacement of oil circuit breakers and PZA SS of 356 kV at SS Abashevsk 1/2","Severnaya" in the Southern electrical networks;
- above-ground laying of the head section of heat pipeline 2 Du 600 mm of the Kuznetskaya TETS from TK-1 up to TK-2 with a bridge system above the railway in the thermal networks;
- introduction of the automated informational-measuring system of the commercial accounting in the Energosbyt;

In part of financial activity the following activities will be priority for the company in 2005:

1. Fulfillment of the expenses reduction program including by way of future development of the competitive system on purchase of goods, works and services;

2. Fulfillment of the Amicable agreement's terms with the Company's creditors as a guarantee of successful reforming;

3. determination of economic based tariffs for the Company;

4. Increasing of financial stability of the Company, decreasing of a distance between the accounts receivable and account payable;

5. Guarantee of the investment appeal of the Company.

To further reforming of the company in the year 2005 the following tasks will be priority:

1. The company's reforming project coordination with the largest shareholders, state authorities and management;

2. Full termination of the preliminary stage on the Company's reforming in part of split-off all not profile activity types and not profile property;

3. training of a stuff reserve of managers and leading specialists to form the newly creating companies;

4. perfection of forms and methods of the corporate governance, maximum transparency of the company as a public company playing an important role in the regional life.

In accordance with the program of technical development of the company for the years 2001-2011 aimed to ensure reliable work of the plants and timely change of the used technological equipment in the year 2006

the Company needs:

- not to stop in searching of contracting organizations and suppliers for construction, reconstruction and technical reequipment of objects on a competitive basis;

- to define their priorities in forming of investment program for 2-3 years for incompleted construction objects and adoption of cardinal decisions;

- to tie investment program of the Company with the sources of financing, also timely putting into operation of the objects;

- to continuer the ash-damp dams extending and to start construction of new ash-damp dams where the reserves for slash warehousing are limited for the possible filling.

For the next 3-5 years it is necessary to fulfill the following works affecting the total power system security :

- Reconstruction and putting into operation of a turboset of st. №8 at Novokemerovskaya TETs of a type PTR-80-130(RUR 500 millions) in 2006;

- Putting into operation of a turboset of st. №3 of a type R-12-29 at the Kuznetskaya TETs in 206 to cover a deficit in extracted steam for makeup water heating and increasing of electric power output due to thermal input;

- Putting into operation of a turboset of st. №15 of a type T-115-130 at the Novo-Kemerovskaya TETs capacity 115 Mwt with investments volume equal to RUR 900 millions (including ASU TP) in 2008;

- To proceed with designing and approval of a starting complex of stem boiler of st. №5 at the Kuzbass TETS capacity 160t/h with launching in 2007;

- To replace the turbine of st. №9 of a type r-35-130 by the turbine of a type T-120-12,8 at the Kemerovo GRES in a value of RUR 600 millions;

-To reconstruct a turboset of st. №11 and 12 on a type R-12-90/31 at the Kuznetskaya TETs in a value of RUR 200 millions;

-To reconstruct electrical filters of boilers of type TP-87 to gain standard dustiness of smoke fumes and to fulfill norms of maximum ashes emissions; to reconstruct electrical filters together with increasing of ash collecting up to 99% at the West Siberian TETs;

- To fulfill the directives and prescriptions of the State supervision authorities in the all affiliated companies in amount equal to RUR 60 millions.

- To change electric equipment in the affiliated companies in amount equal to RUR 100 millions.

3.4. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations

JSC "Kuzbassenergo" does not participate in industrial, bank and financial groups, holdings, trusts and associations

According to the Order of the President of RF "On additional measures to ensure governance of power complex of Russia " dd. the 3rd of March 1998 the force of the paragraph 3 of the Temporary Provisions on the holding companies created under the State enterprises reforming into the joint stock companies approved by the Order of the President of RF dd. 16 of November 1992 №1392 "On the measures on the production policy layout under the privatization of the state enterprises" is not spread to the Russian joint stock company "UES of Russia".

JSC "Kuzbassenergo" is a subsidiary of Holding company RAO "UES of Russia" according to the art. 2.3. of the Articles of Association.

3.5. Subsidiaries and affiliated business divisions of the issuer

JSC "Kuzbassenergo" has 12 subsidiaries.

These companies are regarded as subsidiaries according to the Civil code of Russian federation (art. 105 and 106) and Federal law "On Joint Stock Companies" (art.6).

Full company name: ***Limited liability company, OOO "Bill centre "Kuzbassenergo"***

Location: ***30, Kuznetsky prospect, Kemerovo, Kemerovo region, Russia***

Issuer's share in the authorized capital of business venture: 100%
Share of business venture in the issuer's chartered capital: 0%
Core business: ***import and export of production and technical goods and consumer goods, know-how and services; intermediate and trade activities.***

Officers of the business company:
Yakovlev Vadim Alexeevich
Date of birth: ***1967***
Functions: ***Sole executive body of the business company.***
Share of the person in the issuer's chartered capital: 0%
Share of the Issuer's common stock in ownership: none
According to the Articles of Association General meeting of the company's members is the Management Body of the Company, and the sole executive body of the company acting as the General Director of the company manages a current activity of the company. General director of the company accountable to the General meeting of members of the company.

Full company name: ***Open Joint Stock Company "Andreevskoye", JSC "Andreevskoye"***
Location: ***Andreevsky village, Kemerovo district, Kemerovo region, Russia***
Issuer's share in the authorized capital of business venture: ***100%***
Share of the ordinary stocks of the business venture owned by the Issuer: ***100%***
Market share of business venture in the Issuer's chartered capital: no
Core activity: ***Production and sale of agricultural goods, crop production and cattle breeding; technical reequipment, reconstruction and development of industrial base; capital construction of industrial and social objects; creation of working industries on the ground of advanced technologies in the foodstuff production, also consumers goods and agricultural items working.***

Officers of the company:
Bakulin Viktor Vasilievich
year of birth: 1949
Duties: competitive manager
Share of this person in the chartered capital of the issuer: ***no***
Share of the ordinary stocks of the issuer owned by the this person: ***no***

Full company name: ***Limited liability company "Sbytenergo",, OOO "Sbytenergo"***
Location: ***14, Severnaya str., Metallploshadka village, 652417, Kemerovo district, Kemerovo region, Russian Federation***
Issuer's share in the authorized capital of business venture: 100%
Share of business venture in the issuer's authorized capital: 0%
Core business: ***Electric and heat power distribution; maintenance, mounting, repair, transporting and manual supervision of electric and heat power;***
Officers of the business company:

Eler Vladimir Fedorovich
Date of birth: 1956

Functions: ***Sole executive body***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. ***Loghinov Yury Vitalievich, date of birth 1981***

Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Petrov Leonid Prokhorovich, date of birth 1961
Function of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3.Kuleznev Evgeny Valerievich, date of birth 1961
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Ulanovskaya Elena Nickolaevna, date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Shtykov Dmitry Viktorovichm date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the corporate executive body (Board):

1. Kurtsevich Viktor Petrovichm date of birth 1954, director of the subsidiary "Electrical networks", Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Ivanova Valentina Vasilievna, date of birth 1967, chief accountant of the subsidiary "Electrical networks" Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Yudinskikh Evgeny sergeevich, date of birth 1974, director of Energy distribution of the subsidiary "Electrical networks" Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Suchkova Tatiana Mikhailovna, date of birth 1979, chief economist of the subsidiary "Electrical networks" Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: Open Joint Stock company "Kuzbasshydroenergostroy", OAO "KHES"
Location: Krapivinsky district, Kemerovo region, Russia
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100%
Share of business venture in the issuer's authorized capital: 0%
Core business: ***building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes; production and trade of construction materials and constructions, items all over their range including under supervision of the bodies of Rosgortechnadzor of Russia (Russian mining engineering supervision); designing.***
Officers of the business company:

Babich Valery Petrovich, date of birth 1958
Functions of this person: External manager
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors
1.Erofeev Alexander Kuprianovich, date of birth 1969
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Kuleznev Evgeny Valerievich, date of birth 1961.
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Skorokhodov Dmitry Viktorovich, date of birth 1977
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kovalenko Andrey Igorevich, date of birth 1980
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Ugriumov Artem Anatolievich, date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: ***Joint Stock Company "Investment-production company "Vodocanal", OAO "IPC "Vodocanal".***

Location: 3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia
Issuer's share in the authorized capital of business venture: 74,5%
Share of the subsidiary's common stock in ownership of the issuer: 74,5%
Share of business venture in the issuer's authorized capital: 0%

Core activity: ***Water supply to consumers and wastewater intake, maintenance, current and emergency repair of external and internal ware supply systems and drainage systems; construction, mounting, balancing and commissioning and finishing works; production of production and technical purposes goods.***
Officers of the business company:
Sheiko Evgeny Alexandrovich, date of birth 1973
Functions of this person: Sole executive body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1.Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

2. Asadulin Radik Alexandrovich, date of birth 1963
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Railian Yury Mikhailovich, date of birth 1957
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kuleznev Evgeny Valerievich, date of birth 1961
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Mazurkova Anastasia Sergeevna, date of birth 1979
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none.

Election of the Corporate Executive Body of JSC "IPC "Vodocanal" is not provided by the Articles of Association.

Full company name: ***Joint Stock Company "Prokopievskenergo", JSC "Prokopievskenergo"***
Location: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the authorized capital of business venture: 60%
Share of the subsidiary's common stock in ownership of the issuer: 60%
Share of business venture in the issuer's authorized capital: 0%
Core activity: ***Electric and heat power supply to consumers by way of its purchasing, transformation, distribution, transporting and trading; repair of electric measuring items, electrical devices, electricity supply meters; maintenance and repair of hoisting mechanism and devices; building and construction activity; transport and shipping activities and others related to transporting; creation and maintenance of filling stations; trade, intermediate and foreign activity; assistance to researching, experimental development, design, technological and promotional works.***
Officers of the business company:

Riabov Vladimir Vladimirovich, date of birth 1969

Functions of this person: Sole executive body. (deputy general director), Chairman of the Board.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Shumoilov Alexander Alexandrovich, date of birth 1967
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Nickolaev Dmitry Nickolaevich, date of birth 1963
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Nesvitailov Vasily Fedorovich, date of birth 1957
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5.Seliverstova Tatiana Alexandrovna, date of birth 1972
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):

- Riabova Nadezhda Semenovna, date of birth 1956. Deputy general director on personnel management and general tasks.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

- Belysh Svetlana Alexandrovna, date of birth 1953., deputy general director on economics and finances.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

- Pushkarev Vladimir Leonidovich, date of birth 1950, deputy general director on production
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

- Vorotniak Oleg Mikhailovich, date of birth 1966, deputy general director on legal issues.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: ***Joint Stock Company "Kuzbass energyreparing company", JSC "Kyzbass energyreparing company"***
Location: ***30, Kuznetsky prospect Kemerovo, 650099,*** Russia
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%

Core activity: ***building and assembly jobs in construction, reconstruction, technical reequipment, also repair of objects of industrial and civil purposes in its full range as principal contractor and subcontractor; supervision over the quality of construction works and output of the good of building purposes including works realization under the contracts for the third parties (companies); production and trade of construction materials, constructions and items in its full range including subjected to the supervision of the Gosgortechnadzor of Russia (State mining engineering supervision of Russia); construction of the gas equipment's object, gas-regulating stations and plants, gas pipe-lines and gas equipment of industrial, agricultural and others enterprises used natural gas; mounting, repair of energy objects, electric heat power equipment and consumer's energy installations.***

Officers of the business company:

Lermontov Yury Borisovich, date of birth 1967
Functions of this person: ***Sole executive body.***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Frolov Vitaly Evgenievich, date of birth 1976
Share of the person in the issuer's authorized capital: 0%.
Share of the Issuer's common stock in ownership: none

3. Sorokin Igor Yurievich, date of birth 1974
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Bazhenova Ekaterina Alexandrovna, date of birth 1978
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Taskaev Andrey Viktorovich, date of birth 1977.
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the corporate executive body of JSC "Kuzbass energyreparing company" is not provided by the Articles of Association.

Full company name: ***Joint Stock Company Engineering- analytical centre "Kuzbasstechenergo", JSC "Engineering- analytical centre "Kuzbasstechenergo"***
Location: ***17, Stantsionnaya str., Kemerovo, 650099,*** Russia
Issuer's share in the authorized capital of business venture: ***100%***
Share of the subsidiary's common stock in ownership of the issuer: ***100 %***
Share of business venture in the issuer's authorized capital: 0%

Core activity: ***testing and repair, development of standard and energy characteristics of heat-mechanic equipment (boilers, turbines, heat supply systems and auxiliary equipment); works and services of nature conservation purposes in part of repair and maintenance of nature conservation equipment, ventilating systems, devices for control and measuring of ecological parameters of production and transport facilities; balancing and commissioning works, operating and commissioning works at the heat-technical sets of gas enterprises; repair of the automatic mechanism systems and water-chemical regimes of boiler sets; production, repair, calibration and checking of the measuring devices; repair and commissioning of the automatic mechanism facilities and electronic equipment; repair and mounting of electric devices and networks.***

Officers of the business company:

Yashinin Vladimir Borisovich, date of birth 1963.
Functions of this person: Sole executive Body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Kinzburg Biris Abramovich, date of birth 1936.
Functions of this person: ***Chairman of the Board of Directors***

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Frolov Vitaly Evgenievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Seliverstova Tatiana Alexandrovna, date of birth 1972
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4.Kostiuk Mikhail Dmitrievich, date of birth 1952.
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Goncharov Igor Mikhailovich, date of birth 1968
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the corporate executive body of JSC Engineering- analytical centre "Kuzbasstechenergo" is not provided by the Articles of Association.

Full company name: ***Joint Stock Company "Kuzbassetremont" (Kuzbass network repair"), JSC "Kuzbassetremont"***
Location: ***1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia***
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%
Core activity: ***repair of equipment, buildings and constructions of electric networks; repair of high-voltage line 0,4-20 kw; repair of buildings and constructions at the objects of electric networks; repair, testing and diagnostics of a state of equipment, buildings and constructions of electric networks; equipment mounting; mounting of buildings and constructions of electric networks; trade and supply activity.***

Officers of the business company:

Efanov Igor Gennadievich, date of birth 1962.
Functions of this person: ***Sole executive Body***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Antonov Yury Vitalievich, date of birth 1962.
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: ***0,003 %.***
Share of the Issuer's common stock in ownership: ***0,003 %.***

2. Frolov Vitaly Evgenievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sorokin Igor Yurievich, date of birth 1974

Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Bychkov Mikhail Yurievich, date of birth 1978
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
5. Kostiuk Mikhail Dmitrievich, date of birth 1952
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the corporate executive body of JSC "Kuzbassetremont" is not provided by the Articles of Association.

Full company name: ***Closed Joint Stock Company " Autotransport enterprise "Kuzbassenergo", ZAO "ATP "Kuzbassenero"***
Location***: 4, Stantsionnaya str., Kemerovo, Russia 650006***
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%
Core activity:.***transport and shipping services of legal entities and physical persons; technical services and repair of transport belonging to legal entities and physical persons; capital construction of industrial and social-cultural objects; designing on reconstruction of technical buildings and constructions; creation of processing plants on the good's manufacturing; wholesale and retail trade.***

Officers of the business company:
Trushkov Viacheslav Leonidovich, date of birth 1969

Functions of this person: Sole executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
2. Ivanov Boris Ivanovich, date of birth 1960.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
3. Goncharov Igor Mikhailovich, date of birth 1968
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
4. Kravchenko Alexey Mikhailovich, date of birth 1977
Functions of this person: ***Member of the Board of Directors***

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
5.Khalmeev Takhir Kaiumovich, date of birth , 1950
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):
- ***Zheludko Anatoly Maximovich, date of birth 1950, First deputy general director - technical director***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
- ***Ilushnikov Anatoly Kirillovich, date of birth 1948, deputy technical director on OtiPB***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
- ***Kudriashova Tatiana Anatolievna, date of birth 1952, deputy general director on economic and finance***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
- ***Maltseva Irina Nickolaevna, date of birth 1960, chief accountant***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: ***Closed Joint Stock Company Medicosanitary Center "Health Center "Energetic" ZAO "MSC "Health Center "Energetic "***
Location: ***37, Kuzbasskaya str., Kemerovo, Russia***
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%
Core activity: qualified medical services including special treatment; out-patient treatment, day hospital; preventive activity; professional fitness expertise.

Officers of the business company:
Agafonova Tamara Nickolaevna, date of birth 1954
Function of this person: Sole Executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. ***Erofeev Alexander Kuprianovich, date of birth 1959***
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Eliseeva Irina Eduardovna, date of birth 1978
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. Golofast Dmitry Yakovlevich, date of birth 1965
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Vasilieva Yulia Vladimirovna, date of birth 1979
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. Ugriumov Artem Anatolievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):
- ***Churekova Natalia Georgievna, date of birth, deputy head doctor on medical part***

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
- ***Kozlova Olga Agurianovna, date of birth 1963, deputy head doctor on economic***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
- ***Elin Boris Petrovich, date of birth 1953, chief engineer***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
- ***Gorokhova Tatiana Lvovna, date of birth 1954, chief accountant***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Full company mane: ***Joint Stock Comapany "Kuzbassenergoservice", JSC "Kuzbassenergoservice"***
Location: ***12., N. Ostrovsky str., Kemerovo, 650099, Russia***
Issuer's share in the authorized capital of business venture: 100%
Share of the subsidiary's common stock in ownership of the issuer: 100 %
Share of business venture in the issuer's authorized capital: 0%

Core activity: ***works on own production profile under the general contract and general contractor's functions fulfillment; " turnkey" works and principal functions fulfillment; logistical support including own production and works fulfilled by the third parties; repair of electric and energy equipment at the heat power plants, transferring devices and constructions, in the others enterprises, repair of different technical equipment, pipelines, product pipelines, distribution mains, buildings and constructions, hoisting equipments and devices; general construction and technical reequipment of energy enterprises and others industrial objects, civil and social objects.***
Officers of the business company:

Morozov Andrey Arkadievich, date of birth 1970
Function of this person: Sole Executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. ***Erofeev Alexander Kuprianovich, date of birth 1959***
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: 0%

2.Ivanov Boris Ivanovich, date of birth 1960

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. Rakitina Yulia Vladimirovna, date of birth 19……..

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Moskvin Alexey Vasilievich, date of birth 1978

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. Sorokin Igor Yurievich, date of birth 1974

Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):

- Kosmacheva Svetlana Fedorovna, date of birth 1949, chief of the financial department

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

- Sobolev Evgeny Robertovich, date of birth 1968, assistant of general director on legal questions

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

- Kovalenko Anatoly Antonovich, date of birth 1941, deputy general director on finance and economic

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3.6. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets

3.6.1. Fixed assets

In the structure of the fixed assets the lands, buildings, machines, equipment, transport and others corresponding objects with a life time no more than 12 months are shown.
The objects of the fixed assets were taken to account over the actual expenses for purchase and construction.

By 01.07.2005

Group of the fixed assets	Overall cost of the fixed assets (account 01)	amortization accrued (account 02)
1. Cost of the fixed assets, total, RUR thousands	76 988 833	50 956 943
Including:		
Buildings	11 482 920	4 729 425
Constructions	30 252 704	20 508 441
lands	567 111	-

As for a date of 01.01.2005 the JSC «Kuzbassenergo" revaluated the fixed assets according to the market price, thus the revaluation of the fixed assets was carried out by way of direct recalculation of a cost together

with the independent valuators involving , , i.e. ZAO "ENPI Consult".

Valuation was aimed to defining an overall replacement cost of a part of the fixed assets.

The valuation's destination is a rendering consulting services concerned the items on the company's fixed assets part revaluation. .
Valuation was carried out according to the data of the balance sheet, technical characteristics of objects under evaluation submitted by the specialists of the JSC "Kuzbassenergo", interview with the managers and leading specialists of the JSC "Kuzbassenergo" departments and services.
Valuation was made in accordance with the Federal Law №135-FL dd. 29.07.1998 "On valuation activity in Russian Federation (Regulations of the RF Government №159 dd. 06.07.20010, major principles stipulated by the International Valuation Standards (MVS-1 – MVS4) , Standards of professional practices and Ethics Code of Russian valuators community.

RUR thousands .

№№	Name of the fixed assets group	Overall value before the evaluation, RUR thousands	Depreciated cost (minus depreciation)before the revaluation RUR thousands	Date of revaluation	Overall value after revaluation, RUR thousands	Depreciation value (minus depreciation)before the revaluation RUR thousands
1.	**2000 year**			**01.01.2000**		
	Total:	18738653	10104684		27035939	14864213
1.1.	Buildings	3506439	1098374		4326454	1263102
1.2.	Constructions	6421432	3592690		9912179	5539594
1.3.	Machine and equipment	8618816	5330957		12597156	7958223
1.4.	Transport	157118	67021		158538	83034
1.5.	Other	34848	15642		41612	20260
2.	**2001 year**			**01.01.2001**		
	Total:	28006940	15553938		33770344	19005685
2.1.	Buildings	4406965	1290675		4865386	1498579
2.2.	Constructions	10169826	5775229		12190813	6826009
2.3.	Machine and equipment	13199229	8372718		16479634	10567545
2.4.	Transport	182500	92445		189166	94966
2.5.	Other	48420	22871		45345	18586
3.	**2002year**			**01.01.2002**		
	Total:	34574367	19893460		50875700	31454410
3.1.	Buildings	4877141	1545143		7241796	2708442
3.2.	Constructions	12418915	7143497		18030697	11002165
3.3.	Machine and equipment	17028588	11088619		25254224	17569031
3.4.	Transport	192405	94186		248828	130918
3.5.	Other	57318	22015		100155	43854
4.	**2003 year**			**01.01.2003**		
	Total:	52244720	19642923		64222564	40753860
4.1.	Buildings	7324294	4537884		8891678	7862414
4.2.	Constructions	18233155	6797199		24604546	11793622
4..3.	Machine and equipment	25781648	7586049		29834482	20942371
4.4.	Transport	272986	132867		266659	121001

4.5.	Other	632637	588924		625199	34452
5.	**2004 year**			**01.01.2004**		
	Total:	65935049	41990532		69974063	45081270
5.1.	Buildings	8908684	3665265		8932902	3685396
5.2.	Constructions	26008393	18223715		27860606	19250092
5.3.	Machine and equipment	30056510	19935663		32181077	21968996
5.4.	Transport	270554	130005		278491	134904
5.5.	Other	690908	35884		720987	41882
6.	**2005 year**			**01.01.2005**		
	Total:	70667670	24174166		76874474	26850869
6.1.	Buildings	8956014	5367920		11457866	6809614
6.2.	Constructions	26410663	8531395		30070055	9739618
6.3.	Machine and equipment	34451063	9582682		34496333	9609303
6.4.	Transport	200576	80311		200576	80311
6.5.	Other	82936	45440		83226	45605
6.6.	Total:	566418	566418		566418	566418

Depreciation of the fixed assets was accrued by a linear way from the terms of actual using of these objects. Over the objects of the fixed assets accepted to accounting till the 01.01.2002, the depreciation was accrued in accordance with the Regulations adopted by the Sovmin of USSR dd. 22 of October 1990 № 1072 "On the unique norms for depreciation deductions to complete reconstruction of the fixed assets of USSR national economy".

At the objects of the fixed assets subject to accounting since 01.01.2002 the depreciation was added in accordance with the Resolution adopted by the RF Government dd.01.01.2002 №1 "On classification of the fixed assets included in the depreciation groups". The accepted terms of the useful using by the groups of the fixed assets are listed below in the Table :

Since the year 1999 the JSC "Kuzbassenergo" enlists the fixed assets revaluation services of the specialists (experts) of the independent valuator, i.e. the Closed joint stock company "ENPI CONSULT" (ZAO "ENPI CONSULT) (Tax payer code 7737017200; №15, Dukhovsky pereulok, Moscow, 113191; license № 000031 "evaluation activity" issued 06.08.2001 by the Ministry of Property of Russia).

In accordance with the technical task the revaluation of the fixed assets is carried out by the way of indexation and of direct recalculation of the complete replacement value of the fixed assets. All materials shall to be presented in form of written report, also at magnetic mediums.

Information on the long-term rented fixed assets

as for situation by:	**thousands RUR**
31.12.2000.	*40690*
31.12.2001	*1785*
31.12.2002	*167618*
31.12.2003	*150058*
31.12.2004	*6595*
30.06.2005	*31465*

IV. Information about financial and economic activities of the issuer

4.1. Results of financial and economic activities of the issuer

4.1.1. Profit and losses

Figure's name	Calculation's methodic	II quarter
Proceeds, RUR ,	F №2 L 010	4 353 728 000
Gross profit, RUR	F. №2 L 010 - F. №2 L. 020	73 644 000
Net profit (undistributed profit (uncovered loss), RUR.	F. №2 L. 190	-512 567 000
Profitability of the assets, %	F. №2 L. 190 / F. №1 L.300 * 100	-1,46
Ratio of the net profit, %	F. № 2 L. 190/F. № 2 L. 10 * 100	- 11,77
Return on equity	F. № 2 L.010/(F. № 1L. 300 – F. № 1 L. 690)*100	14,32
Profitability of owned capital, %	F. №2 L. 190 / (F. №1 L. 490 + F. №1 L. 640 + F. №1 L. 650 - F. №1 L. 450) * 100	-1,88
Profitability of production (sales), %	F. №2 L. 050 / F. №2 L. 010 * 100	1,64
Sum of the uncovered loss by the reporting date, RUR.	F. №1 L. 465 + F. №1 L. 475	0
Ratio of the uncovered loss at the reporting date and the balance currency	F. №1 L. 475 / F. №1 L. 300	0,00

During the reporting quarter the proceeds from sales of the commodity output amounted RUR 4 353 728 thousands, i.e. lower by 1332 607 thousands roubles as compare with the 1st quarter of the year 2005 .

Due to termination of a heating period, profit on power sale in the 2quarter 2005 as compare with the previous period decreased by RUR 1 383 691 thousands or by 24,4%, proceeds from other activity increased by RUR 51 084 thousands or by 31,6% during the 2nd quarter.

During the period under examination the net cost of commodity foods reduced by RUR 58 088 thousands or by 1,3% , also power production and transfer expenditures reduced by RUR 86 444 thousands by 2%. Gross profit in the II quarter 2005 amounted RUR 73 644 thousands, i.e. by RUR 1274599 thousands lower than in the previous quarter, and by RUR 169 731 thousands higher than in the same period of the last year.

According to the results of financial and economic activity the Company suffered net loss amounted RUR 512 583 thousands in the reporting period. It's important that as a whole the JSC "Kuzbassenergo" took the net profit amounted RUR 193 286 thousands in the 1st half year 2005.

The management bodies of the Issuer regarding to the given analysis of a profitability and unprofitableness agree in their opinion.

4.1.2. Factors affecting the change of the gain amount from the sales by the issuer of goods, products, services and profit (loss) of the major activity of the issuer

Factors affecting the change of the gain amount are not presented due to its small changing during the reporting period, according to the opinion of the management bodies of the issuer .

4.2. Issuer's liquidity, adequacy of the capital and circulating assets

Figure's name	Calculation's methodic	at the end of reporting period
Own circulating assets, RUR	F. №1 L. 490 + F №1 L. 640 + F.№1 L. 650 - F. №1 L. 450 - F. №1 L. 190 - F. №1 L. 230	-3 206 979 000
Ratio of financial dependence	(F.№1 L.590 + F.№1 L. 690 - F.№1 L. 650 - F.№1 L. 640) / (F. №1 L. 490 + F. №1 L. 640 + F. №1 L. 650 - F. №1 L. 450)	0,28
Ratio of the owned assets autonomy	(F. №1 L. 490 + F. №1 L. 640 +F. №1 L. 650 - F. №1 L. 450) / F. №1 L. 300	0,78
Reserve ensure by the owned circulating assets	(F. №1 L. 490 + F. №1 L. 640 + F. №1 L. 650 - F. №1 L. 450 - F. №1 L. 190 - F. №1 L. 230) / (F. №1 L. 210 – F. №1 L. 216)	-2,87
Index of the fixed asset	(F. №1 L. 190 + F. №1 L. 230) / (F. №1 L. 490 + F. №1 L. 640 + F. №1 L. 650 - F. №1 L. 450)	1,12
Ratio of the current liquidity	(F. №1 L. 290 - F. №1 L. 230) / (F. №1 L. 690 - F. №1 L. 640 - F. №1 L. 650)	1,05
Ratio of the quick liquidity	(F. №1 L. 290 - F. №1 L. 210 - F. №1 L. 220 - F. №1 L. 230) / (F. №1 L. 690 - F. №1 L. 640 - F. №1 L. 650)	0,64

As compare with the previous period, change in the Company's ratio of liquidity took place in the II quarter of the reporting period .

Ratio of financial dependence increased by 0,01 points, but its meaning is within the norm.

As compare with the 1st quarter of the year 2005, meanings of ratio of the current and quick liquidity decreased by 0,17 and 0,23 accordingly:

- ***ratio of the current liquidity characterizes the Company's paying capacity under the complete mobilization of the circulating assets (sale of all the reserves, full settlement of the debtor having the debts with a maturity date less then 1 year). Ratio of the current liquidity of the JSC "Kuzbassenergo" amounted 1,06 by the 30.06.2005. i.e. having mobilized all the circulating assets the Company will be able to pay back 100% of their short-term liabilities;***
- ***ration of the quick liquidity characterizes the Company's paying capacity under the timely settlement of the debtors. Analysis of a ratio of quick liquidity shows that the JSC "Kuzbassenergo" will be able to pay back 64% of their short-term liabilities by the 30.06.2005 subject to 100% liquidity of the short-term accounts receivable (maturity date is within one year).***

The company's resources are fully formed due to the borrowed assets. As for a date of 30.06.2005 lak of the own resources of the circulating assets forming amounted RUR 3 206 979 thousands against RUR 2 809 054 thousands as compare with the 31.03.2005.

The Company's own assets are the source of financing of the circulating assets. Owned capital is enough for the company to cover a principal need of the Company in the resources providing production continuity and sale, also to cover the current liabilities.

Figure's name	as for a date of 30.06.2005.
Owned capital at the end of the reporting period, RUR.	26 993 064 000
Circulating assets at the end of the reporting period, RUR	5 661 293 000
Average transaction costs, RUR.	75 335 889

Policy of the Company concerning the circulating capital aimed to ensure an acceptable volume and structure of the Company's circulating assets subject to increase the assets liquidity.

Work with the buyers and customers is underway on the accounts receivable decreasing, also supervision of the payable accounts, as recover of the past-due accounts receivable.

The management bodies of the Issuer regarding the aforementioned information agree in their opinion.

4.3. Amount and structure of the issuer's capital and circulating assets

4.3.1. Amount and structure of the issuer's capital and circulating assets

a) in accordance with the Articles of Association the chartered capital amounts RUR 606 163 800 (six hundred six millions one hundred sixty three thousands and eight hundred roubles);
b) Information on forming and using of the reserve fund is shown in the paragraph 8.1.3. of this present report.

Index	2 квартал 2005 г.
a) Amount of the chartered capital, RUR	606 163 800
b) Total cost of the issuer's stock bought out by the issuer for the further resale	did not redeem
c) Amount of the capital reserves of the issuer, RUR	16 858 000
d) Amount of the additional capital, RUR	24 904 067 000
e) Amount of the unappropriated balance of the previous years, RUR	1 272 689 000
f) amount of the Issue's target investment assets, RUR	0
g) total amount of the Issuer's capital, RUR	26 993 064 000

The Structure of the owned capital is not changed in the II quarter of the year 2005: i.e. chartered capital, additional capital, capital reserves. The major share of the own assets falls at the additional capital (92,26%). The chartered capital is equal to 2,24 %, capital reserves – 0,06 % and unappropriated balance of the previous years – 4,71 %.

Structure and size of circulating assets (RUR, thousands)

CIRCULATING ASSETS	на 31.03.2005.	на 30.06.2005
Reserves	822 304	1 158 451
including: raw materials, goods and other similar values	785 119	1 113 471
Stock on farming and fattening	0	0
Unaccomplished production inputs	0	0
Integrated products and goods for resale	2 312	2 224
Shipped goods	2 003	1 703
Future expenses	32 870	41 053
Other costs and resources	0	0
Acquired values VAT	558 971	636 930
Accounts receivable (outgoing expected in more than 12 months after reporting date)	1 194 839	1 087 221
Including: buyers and customers	365 365	264 817
Accounts receivable (outgoing expected in more than 12 months after reporting date)	2 930 375	2 660 759
Including: buyers and customers	1 485 207	1 121 916
Short-term investments	90 849	27 454
Cash resources	472 536	90 478
Other circulating capital	-	0
TOTAL:	6 069 874	5 661 293

4.3.2. Financial investments of the Issuer

The investments in accordance with PBU 4/99 "Company book-keeping" are considered to be:
- ***Investments in associated companies;***
- ***Investments in limited companies;***
- ***Investments in the other companies;***
- ***Borrowing for more than 12 months;***
- ***Borrowing for not more than 12 months;***
- ***Owned shares, bought back from shareholders;***
- ***Other investments.***

Figure's name	Investments size by 31.03.2005, RUR		
	Short-term (up to 1 year)	Long-term (more than 1 year)	Total
Loans granted to the companies for the period not less than12 months	-	-	-
Loans granted to the companies for the period more than12 months	-	-	-
Owned stocks redeemed from shareholders	-	-	-
Investments in the other institutions	-	58 000	58 000
Investments in the affiliated companies	-	482 923 000	482 923 000
Investments in the subsidiaries	-	-	-
Other financial investments	27 454 000	-	27 454 000

Financial investments of the Company are reflected at the balance account 58 in accordance with PBU №19/02 "Accounting of financial investments" approved by the Order of the Ministry of Finances №126n dd. 10.12.2002.

1. Investments in the securities :

type of securities	full and abbreviated firm name pf the Company, location	The date and number of the share issue registration	The amount of capital issues belonging to the issuer	Total nominal value of the issuer's share holding, thous. of rubles	Total book value of the issuer's capital issues, thous. of rubles	Investment efficiency	Current year expected loss Thous. rubles
Ordinary stocks	Join-stock company "Kuzbassghydroenergostroy", JSC "KGES", Russia, Kemerovo region, Krapivinskiy district	1-01-10487-F 06.04.2000 year RO FCCB RF in Siberian Federal district	118619000	118619,0	118619,0	Inefficient. Since 1997 100% share holding ownership there was no profits distribution. Now SDC is found to be in bankruptcy proceeding stage	118619,0

Ordinary stocks	Open Joint Stock company "Andreevskoye", JSC "Andreevskoye", Andreevsky village; Kemerovo district, Kemerovo region, Russia	no	36437000	36437,0	36436,953	Inefficient. Since 1997 100% share holding ownership there was no profits distribution. Now SDC is found to be in bankruptcy proceeding stage.	36437,0
Ordinary stocks	Join-stock company "Prokopievskenergo", JSC "Prokopievskenergo", Russia, Prokopievsk, Energeticheskaya st., 14	1-01-10934-F 31..07.2000 year RO FKCB RF in Siberian Federal district	1938	19380,0	19380,0	Efficient. At the outcome of the year 2004 the company's profit amounted RUR 32074 thousands. SDC paid dividends to the JSC "Kuzbassenergo" in amount equal to RUR 2659 thousands.	0
Ordinary stocks	Join-stock company "Engeneering analytical centre" "Kuzbasstechenergo", JSC "Engeneering analytical centre" "Kuzbasstechenergo", 17, Stantsionnaya str., Kemerovo, 650099, Russia	1-01-11775-F 14.05.2004 year RO FKCB RF in Siberian Federal district	18540	18540,0	17312,321	Efficient: At the outcome of the year 2004 a profit amounted RUR 543 thousands.	0
Ordinary stocks	Join-stock company "Kuzbass energy repairing company", JSC "Kuzbass energy repairing company", 30, Kuznetsky prospect, Kemerovo, 650099, Russia	1-01-11760-F 29.04.2004 year RO FKCB RF in Siberian Federal district	29240	29240,0	29972,118	Efficient: At the outcome of the year 2004 a profit amounted RUR 4457 thousands	0
Ordinary stocks	Join-stock company "Kuzbassetremont", ZSC "Kuzbassetremont", 1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia	1-01-11792- F 23.09.2004 year RO FKCB RF in Siberian Federal district	11751	11751,0	8743,842	Efficient: At the outcome of the year 2004 a profit amounted RUR 408 thousands	0
Ordinary stocks	Join-stock company "Investment-industrial company " "Vodocanal", JSC "IICVodocanal", 3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia,	1-01-11253-F 12.10.2001 year RO FKCB RF in Siberian Federal district	626	31300,0	31300,0	Inefficient. At the outcome of the year 2004 the loss amounted RUR 284 thousands	31300

Ordinary stocks	Closed Join-stock company "Autotransport enterprise" "Kuzbassenergo", CJSC "ATE" "Kuzbassenergo", 4, Stantsionnaya str., Kemerovo, 650006, Russia	1-01-25251-N 30.12.2002 year 1-01-25251-N-001D 30.04.2004 year RO FKCB RF in Siberian Federal district	5000	5000,0	103833,792	Efficient. At the outcome of the year 2004 the profit amounted RUR 102 thousands. In the year 2003 SDC paid dividends equal to 1000 roubles	0
Ordinary stocks	Closed Join-stock company Medico-sanitary centre "Health centre Energetic" JSC MSC "Health Centre Energetic": 37, Kuzbasskaya str., Kemerovo, Russia	1-01-25252-N by 30.12.2002 1-001-25252-N-001D by 02.09.2004 year RO FKCB RF in Siberian Federal district	116774	116774,0	114526,202	Efficient: At the outcome of the year 2004 the profit amounted RUR 2005 thousands.	0
Ordinary stocks	Join-stock company "Kuzbassenergoservice", JSC "Kuzbassenergoservice", 12, N. Ostrovsky str., Kemerovo, Russia	1-01-24543-N by 17.07.2002 year RO FKCB RF in Siberian Federal district	500	500,0	2298,0	Efficient: At the outcome of the year 2004 the profit amounted RUR 319 thousands	0

Information on the other financial investments (investments in the chartered capitals of the limited liability companies) are not available because they come to less than 10 % of JSC "Kuzbassenergo" full investments by the end of the II quarter 2005 first quarter.

4.3.3. The issuer's intangible assets

The Company exclusive rights to the trade mark are displayed in the intangible assets structure.

Intangible assets amortization is charged due to the linear device, reasoning from the following beneficial use period:

Trade mark rights – 10 years.

In the accounts the intangible assets are shown through the original cost minus amortization, saved up during the usage period.

№№	Intangible assets group's name	Overall cost, RUR thousands	Amortization charged amount, rubles.
1.	Trade mark	4,0	3,0
	Total, RUR	4,0	3,0

The intangible assets accounting is carried out according to PBU 14/2000 "The intangible assets accounting " approved by the Order of the Ministry of Finance № 91 dd. 16.10.2000.

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development

Account of NIOKR (Research, developmental and technological works) in the Company is carried out according to the Accounting Regulations "Account of charges on research, developmental and technological works " (PBU 17/02).

4.5. Overview of the new trends in the sector of the issuer's core business

Electroenergetics is one of the leading industries of Russian economic.
Russian power industry is at the fourth place in the world over the installed capacities and production volumes.
In the December 2000, Russian Federation Government examined the offers made by the Ministry of economic development , Minatom of Russia, also the State Concern "Rosenergoatom" on power industry reforming and the project on the main trends of the Russian Federation State politics on power industry reforming as a ground for further elaboration proposed by the Ministry of economic development of Russia. The " Power industry development conception up to the year 2010" was revised in the year 2000.
This conception was recognized by the Regional Energy Committee of Kemerovo region (Decision №23 dd. 13.06.2000) as necessary and well-timed; also aimed to maintain and save existing generating capacity, achieved production volumes.
RAO "UES of Russia" approved the Conception as a program of minimum maintaining of equipment working capacity. This Conception provides power system development up to the year 2010 , also poses fundamentally new problems and their solving approaches:
- economic substantiation of necessity in the power system's object building and reequipment.
- launching of new technologies including advances in the domestic science and foreign experience.
- maximum electric power output by the own equipment subject to maximum covering of power consumption load in the region.
- workflow automation.
- application of modern methods of equipment diagnostics.

At the outcome of the year 2001, level of payments by the money terms for electric and heat power consumption increased by 20% and amounted 103% including the earlier accumulated debt pay back at the companies composed the RAO "UES of Russia" holding.
Due to implementation of the program aimed to reduce expenses in the affiliated companies and subsidiaries of the holding allowed to reduce expenditures by RUR 12,3 milliards.
Altogether, 25 turbosets with a total power 1330,2Mwt , also 1819,5km of power lines with a voltage equal to 35kw and higher were launched.
RAO "UES of Russia" together with a group of independents international consultants elaborated a program "5000mw" aimed to attract foreign and Russian investors in more perspective generating capacities construction.
On July, 11, 2001 the Decision № 526 « On reforming of power industry of Russian Federation » was approved by the Government. It directs to divide monopolistic activity from the other activity, also to keep single record at the enterprises of power system.

Decree of the Government of RF №1040-p approved the Schedule of activities for the primary stage of reforming was adopted as development of this present Decision.
In August, 2001 the Committee on reforming has been established at Board of directors of RAO " UES of Russia ". Its composition included representatives of minority shareholders, potential investors, the State and RAO " UES of Russia ". On December, 21 the Government of Russian Federation has approved the Decision № 881 " On the criteria of transfer of the main transmission lines and objects of the power network economy to the Unique (all-Russian) power network "

In accordance with the Resolution of the RF Government dd. 11.07.2001 the JSC "FSC UES" (Federal network company managing the unique national (all –Russian) power network) and JSC "SO-TsDU UES"

(System administrator dispatching the unique electric power network of Russia) were created.

Principal facts of the year 2002 in the sphere of reforming were the following:

- adoption by the State Duma of RF in its first regarding a pack of the bills devoted to energy power reforming;

- spending of auctions of electric power in the imitation mode by the NP "ATS" together with JSC "SO-TsDU UES";

- creation of infrastructural institutions in the branch, i.e. the Federal Network Company and the Sysop;

- preparation of a strategy for reforming of RAO "UES of Russia";

- termination of a preparatory stage of reforming of RAO "UES of Russia";

- development and adoption of the basic variant of reforming of JS-energo;

- preparation to implementation of the pilot projects of reforming of JS-energo;

- spending of the first stages of reforming of the scientific and designing complex of RAO "UES of Russia", also of energyreparing and service activities.

By the Resolution of the Government of Russian federation №226 dd. 2 of April 2002 "On the pricing regarding to electric and heat power" the new "Pricing principles" and "Regulations of the State regulation and application of the tariffs on electric and heat power in Russian Federation" were implemented. The Corporate Governance Code was approved by RAO "UES of Russia".

In September 2002 the not- profit partnership "Administrator of trade system"(NP "ATS" began auctions of electric power in imitation mode. One of the positive tendencies of the year 2002 was approaching of the tariffs to the economic valid, otherwise the level of the cross financing between the groups of consumers reduced.

The Board of Directors of RAO "UES of Russia" approved the base variant for reforming of regional energy systems, i.e. the RAO "UES of Russia" subsidiaries, also the exit of enterprises belonging to the Holding Company RAO "UES of Russia" from the non profile assets aimed to the expenses minimization relate to the ownership. The Board of Directors of RAO "UES of Russia" has approved the decision on termination of participation of RAO "UES pf Russia" in ZAO "TsDR FOREM" by way of selling of 75% holding of stock belonging to ZAO "TsDR FOREM" to the Non commercial partnership "ATS".

The leading production costs growth rate as compare with the profit growth rates (29.4% and 23,8% accordingly) in whole in the SDC of RAO "UES of Russia" leaded to decreasing of the gross profit in the year 2003 as compare with the rate of the year 2991. Gross profit of the JSC –energo got in the year 2002 was lower than the profit got in the year 2001 by RUR 4,6 milliards, as the gross profit in the JSC-power plants reduced by RUR 4,5 milliards/

On the night of April, 1, 2003 the function of operative - dispatching administration of the Unified Energy System of Russia were transferred from regional dispatching administrations (RDA) of JS –energo to the regional dispatching administrations (RDA), i.e. to the subsidiaries of JSC " System operator – Central Dispatching Administration of Unified Energy System (CDA UES").

In April 2003 the pack of legislative acts on electric power reforming came into the force including such federal laws as:

- "On electric power";

- "On the features of electric power functioning during the transition period and on the modifications in some legal acts of Russian Federation, and on recognition as invalid some legal acts of Russian Federation due to adoption of Federal Law "On electric power";

- "On modifications and amendments to the Federal Law "On the Sate regulation of tariffs on electric and heat power in Russian Federation";

- "On modifications and amendments to the Federal Law "On the Natural monopoly";

- «On modifications and amendments to the second part of the Civil Code of Russian Federation";

- "On modifications of the Federal Law "On energy power saving".

Working group on modification of the Strategy of JSC RAO" UES of Russia " for the years 2003 - 2008 "5+5" created at Board of Directors of RAO " UES of Russia " has examined the Program of the Concept

of the Strategy of RAO " UES of Russia " for the years 2003 - 2008" 5+5 taking into account the remarks and offers.

In the I half-year 2003 the process on enhancement and development of the mechanisms for competitive trade within the regulated wholesale market of electric power (capacity) proceeds. According to the existing normative legal documents monthly auctions of the above-planned electric power were spent, the volume of electric power subjects to selling at the auctions amounted 3,1% of the volume of supply to the home market.

Together with JSC"SO-CDU YES of Russia" (System operator – Central Dispatching Administration of Unified Energy System) in the I six months 2003 the trade of electric power over the scheme "Energopul" proceeds, the share of sale for the reporting period increased twice and amounted 1,3% of the total volume of the supply to the FOREM (home market).

The 31st of October 2003 the Board of Directors of RAO "UES of Russia" at the ordinary meeting heard information on the possibility of creation of the territorial generating companies (TGC) by way of co-incorporation by several JS-energo.

Variant of creation of TGC by way of co-incorporation is implicate its creation as a large operational company at the first stage of JS-Energo reforming. TGC shall be co-incorporated by several JS-energo by way of entering of their generating assets to the authorized capital of the newly created company. Thus it's a possibility at the early stage to create a large operational company whose shareholders will be incorporated it JS-energo .

According to the Resolution of the Government of RF №643 dd. 24.10.this present year "On the rules of the electric power (capacity) market during the transition period", since November, 1, 2003 at the same time with the regulated sector of the wholesale electric power market (existing Federal wholesale electric power (capacity) market) the competitive sector supposing the trade in hourly volumes of the electric power on free prices is started.

Thus in the free sector each manufacturer may offer up to 15 % from the fixed capacity, and each consumer can declare purchase up to 30 % from own scheduled consumption. Economic benefit of the free sector of the wholesale electric power market launching is obvious. Densities of electric power supply by heat power plants with rather low industrial expenses has increased, while the supply by "expensive" generating capacities, on the contrary reduced.

The Board of Directors of the JSC RAO "UES of Russia" approved the following principles to carry out the auctions in the UGC:

- *absolute rights of shareholders of the JSC RAO "USE of Russia" to proportional stocks distribution;*
- *UGC's stock market value defining;*
- *Openness of information on the actual profit receivers from the auctions participants and on the purchasers of large –scale (more than 25%) of the UGC 's share holdings;*
- *maximum transparency and simplicity of mechanisms;*
- *JSC RAO "UES of Russia" shareholder's rights security and interests protection.*

The Issuer's activity in the power system mainly conditioned by the industry-wide trends.

Power system conflicted as with the problems of nonpayment peculiar to economic sphere at the macrolevel, as especially regional problems mainly in their relations with the Regional energy committee.

A year 2003 was the year of large starting objects having important meaning not only for power system, but for the whole Kuzbass. High voltage transmission line ВЛ-35 was successfully putted into operation in august month in the South Electric networks to electrify the distant village of the Gornaya Shoria of the Ust-Kabyrza being the largest in the district.

In March 2004 the segregation of repairing activity was finished in accordance with the Project on repairing activity reforming in the JSC "Kuzbassenergo" approved by the Project Group on reforming of repairing activity and optimization of technological services market in the JSC "RAO "UES of Russia" dd. 01.07.2003.

Also 3 affiliated companies with a 100% market share of the JSC "Kuzbassenergo" were founded and started their activity:

- JSC "Kuzbassetremont" – competitive energy repairing company, carries out its activity in electric power lines. Registered 04.03.2004.

- JSC "Engineering and analytical centre "Kuzbasstechenergo" – competitive engineering company. Registered 09.03.04.

- JSC "Kuzbass energy repairing company" – competitive energy repairing company carries out current and capital repair of power plant equipment. Registered 01.03.2004.

The companies were created on the base of the JSC "Kuzbassenergo" property with its own personnel participation.

JSC "Kuzbassenergoservice" (100% SDC established on the base of property and personnel participation of the liquidated affiliated company RP "Kuzbassenergoremont") carries out current repair of boilers, turbines, transformers, also works in capital construction and technical reequipment, produces spare parts.

Subsidiary named "Maghistralnye electric networks" (Main-line electric networks) was created within the activity on reforming of electric network complex on the ground of the property complex on trunk transmission lines related to the Unique national electric network.

The Board of Directors approved an independent valuator to define a market value of propery.

Agency contract between the JSC "Kuzbassenergo", MMSC "Sibeia" and JSC "FSC UES" was made and satisfied, also a market evaluation of a cost of electric power system property together with ZAO "ENPI Consult".

Right- institutive documents over the all object forming was completed.

In February 2005 the Board of Directors of RAO "UES of Russia" adopted a decision on modification of the scheme of allocation of the main-line transmission lines of JS –energo. New order of electric network complex reforming provided:

transfer in the main-line network companies (MNC) over the divided balance of the objects of UNUS and monetary to the expenses compensation ;

payment of stocks belonging to JSC RAO "UES of Russia" to MNC allocated under the reorganization of JS-energo in the authorized capital of JSC"FNC UES";

joining of MNC as its segregation from the composition of JS-energo to one MMNC "Centre", which also the others MMNC simultaneously join.

The Board of Directors of the JSC "Kuzbassenergo" approved a program on technical reequipment of the company and its reconstruction for the year 2005 together with the fixed assets input equal to RUR 549,15 millions. The priority projects in the list of objects of the program for the year 2005 are the following: putting into operation of a boiler №16 at the Kemerovskaya GRES, reconstruction of the boiler №8 at the Tom-Usinskaya GRES aimed to reduce NOx, launching of the system of tree-level fuel burning at the boiler №11 at the Kemerovskaya TETS, mounting of sprinklers at some power plants of JSC.

Within the electric power reforming on the territory of Siberia the competitive sector of wholesale market was created which is till now extending to the European part of Russia and Ural.

Wholesale market of electric power in Russia is divided in two sectors, i.e. regulable (the Sate fixes the tariffs) and competitive, whose participants may sell at the free price to 15% of the outputted energy.

The 1st May 2005 the competitive sector of wholesale market of electric power was launched in Siberia.

14 affiliated companies of RAO " UES of Russia " took part in the first tenders in competitive sector of the wholesale market of the electric power on the territory of Siberia. The operator of competitive sector of the wholesale market of the electric power in Siberia is the Not-profit partnership « Administrator of trade system ».

The JSC "Kuzbassenergo" contains 8 heat power stations of the fixed capacity 4,7 millions kw.

During the reforming process it was planned to divide the JSC "Kuzbassenergo" into the FGC №11 and FGC№12. The Board of Directors of the RAO "UES of Russia" approved the project on the JSC "Kuzbassenergo" reforming dd. 24.06.2005 and made changes in their decision dd. 23.04.2004 having approved the new configuration of the territory generating companies (in part of FGC-11 and FGC-12): FGC-11 should be formed on the ground of the generating assets of the JSC "Tomskenergo" and "Omskenergo"; FGC-12 should be formed due to the generating assets of the JSC "Altayenergo" and JSC "Kuzbassenergo" (except generating capacity being subject to split-off).

The JSC "Kuzbassenergo" will be carried out according to the base variant by the way of reorganization in form of segregation of the following societies together with a save of a structure of the stock capital:

JSC "Kuzbass regional electric power network company" - will fulfill functions on electric power transfer and distribution from the source to the consumers.

JSC "Kuzbass power supply company" – electric power sale and purchase. Also it is possible to endow with a guarantee supplier duties.

JSC "Main power lines Kuzbassenergo", whose assets will be the objects of power complex related to the Unique national power lines. It will carry out electric power transfer through the networks belonging to the Unique national (all-Russian) electric power lines.

The project provides saving generating assets and main heat power lines in the structure of the JSC "Kuzbassenergo" property.

V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees)

5.1. Information about the structure and competence of the issuer's regulatory bodies

The Company's regulatory bodies are represented by:
- General Meeting of the Company's shareholders
- Board of Directors
- Management Board
- General Director

Competence of the General meeting of shareholders of JSC 'Kuzbassenergo":
In accordance with paragraph 10.2 of the article 10 of the Articles of Association, the competence of the General meeting of shareholders includes:

1) alteration and amendment of the Company's Articles of Association or adoption of the Company's Articles of Association in a new edition;
2) reorganization of the Company;
3) liquidation of the Company, appointment of a liquidation committee and adoption of the intermediate and final liquidation balance sheets;
4) determination of number, nominal value, category (type) of the declared stocks and rights granted by these shares;
5) increase of the authorized capital of the Company through an increase of the nominal value of shares or through an additional placement of shares;
6) decrease in the authorized capital through a decrease in the nominal value of shares, through an acquisition by the Company of a part of the shares in an effort to decrease their total amount, and also through redemption of these shares acquired and bought out by the Company;
7) splitting and consolidation of the company's shares;
8) adoption of a decision on placing by the Company of bonds subject to convert into shares and others issuing securities subject to convert into shares;
9) election of members of the Board of Directors and early termination of their powers;
10) election of members of the revision committee of the Company and early termination of their powers;
11) approval of the Auditor of the Company:
12) adoption of a decision on powers transfer of the Corporate executive body to the management company (manager);
13) approval of annual reports, annual accounting statements including the Company's profit and loss accounts, as well as distribution of profits (including payment (announcement) of dividends except for profit distributed as dividends based on the results of the first quarter, six months, nine months of the fiscal year) and losses of the Company in the fiscal year;
13.1.) payment (announcement) of dividends based on the results of the first quarter, six months, nine months of the fiscal year;
14) determination of the procedure of the General Meeting of Shareholders;
15) making decisions about approval of transactions in the cases provided by art. 83 of the Federal law "On joint stock companies";
16) making decisions about approval of major transactions in the cases provided by art. 79 of the Federal law "On joint stock companies";
17) making decisions on participation in holding companies, financial and industrial groups, associations and other consolidated business entities;
18) adoption of internal documents regulating activities of the Company's authorities;
19) making decisions on payment to the members of the Revision Committee of the Company of remuneration and / or reimbursement ;
20) making decisions on payment to the members of the Board of directors of the Company of remuneration and / or reimbursement ;
21) making decisions on the other questions provided by the federal Law " On Joint stock companies".

Competence of the Board of Directors of JSC "Kuzbassenergo" " :
In accordance with paragraph 15.1 of the article 15 of the Company's Articles of Association the following issues are within the competence of the Board of Directors of the Company:

1) prioritizing business directions of the Company;
2) convening regular (annual) and extraordinary Meetings of the shareholders of the Company's unless otherwise provided by clause 14.8 of the article 14 this present Articles of Association and announcement on the date of conducting of the new general meeting of shareholders of the company instead of frustrated due to lack of quorum.
3) approval of the agenda of the General Meeting of Shareholders of the Company;
4) appointment of the secretary of the General Meeting of Shareholders of the Company:

5) deciding on the date of drawing a list of persons that are entitled to participate in the General Meeting of Shareholders and other issues that are related to preparation and holding of the General Meeting of Shareholders;

6) submitting issues envisaged by subparagraphs 2, 5, 7, 8, 12-19 of the paragraph 10.2 of the article 10 of this present Articles of Association for discussion of the General meeting of shareholders;

7) deciding on placement of bonds and other issued securities by the Company except the cases provided by the Federal Law "On Joint Stock Companies" and by the Articles of Association;
8) endorse decisions to issue securities, securities issue prospectuses, securities issue summary reports, securities issuer's quarterly reports; approve a share acquisition summary report;
9) determine the value (money valuation) of property, placement and buy-out price of issue securities in the cases specified by the Federal Law on Joint-Stock Companies, also in the cases provided by the subparagraphs 21,39 of the paragraph 15.1 of the present Articles of Association;
10) acquire shares, bonds and other issue securities placed by the Company, in the cases specified by the Federal Law "On Joint-Stock Companies";
11) alienation (disposal) of the Company's shares at the Company's dispose due to their purchase or buy-out from the shareholders by the company;

12) appointment of General Director and early termination of his powers;
13) election of members of the Management board of the Company and early termination of their powers; making decisions on payment to the members of the Management board of the Company of remuneration and / or reimbursement
14) making recommendations to the General Meeting of Shareholders concerning the size of remunerations and compensations to be paid to the members of the Company's Revision Committee; setting the size of the auditor's fees for his services;
15) make recommendations as to the size of dividends for shares and procedure of dividend payment;
16) approval of the Company's internal documents determined a procedure of forming and using the Company's funds;
17) decision making on the company's funds using; approval of the budget for the assets using over the special funds; examination of the budget fulfillment on the assets using over the special funds;
18) endorse the Company's internal documents, except for internal documents which are to be endorsed by the general meeting of shareholders of the Company also the other internal documents which are to be endorsed by the executive bodies of the Company.

19) approval of annual (quarterly) business-plan and of report on its lay-out, also approval (correction) of the control features cashflow (budget) of the Company and /or approval (correction) of cashflow (budget) of the Company;

20) creation of subsidiaries, opening of representation offices and their liquidation
20.1) making respective changes in the Company's Articles of Association concerning creation of the subsidiaries, opening of the representative offices of the Company (including changes of information on full company's name and location of subsidiaries and representative offices of the Company) and their liquidation;

21) deciding on the Company's participation in other organizations (including co-ordination of the chartered documents and candidates to the management bodies of the newly creating companies), market share changing (share's number, share size), charge of shares and stocks, termination of the Company's participation in other organizations.
22) defining a credit policy of the Company concerning the granting of loans, credits, guarantees and bails, liabilities under the bills (issue of promissory note and transfer note), transfer of the property to the pledge and decision making on the Company's transactions in the cases when the procedure of decision making is not provided by the credit policy of the Company;

23) endorse major deals in the cases provided by Chapter X, Federal Law "On Joint Stock Companies";
24) endorse transactions in the cases provided by Chapter XI, Federal Law "On Joint Stock Companies";
25) approval of the Company's registrar and terms and conditions of the contract with him, also cancellation of the contract with him;
26) election of the Chairman of the Board of Directors of the Company and early termination of his powers;

27) election of the deputy Chairman of the Board of Directors of the Company and early termination of his powers;
28) election of the Secretary of the Board of Directors and early termination of his powers;

29) preliminary approval of resolutions on the Company entering into deals connected with the gratuitous alienation of the property of the Company or interests (demands) to itself or to the third parties; deals connected with exemption from the property liabilities before himself or before the third party; deals connected with gratuities rendering of services (works) by the Company to the third parties in the cases (amounts) determined by a separate procedure established by the Board of Directors, decision making on the transactions subject to making by the Company in the case when the aforementioned cases (amounts) are not defined;

30) decision making on the powers termination of the management company (manager);
31) decision making on appointment of the Acting as General Director and Members of the Management Board in the cases provided by paragraphs 19.11 and 19.12 of the Articles of Association;
32) bringing to disciplinary liability of the General Director of the Company and members of the Management Board, also their incentive according to the labor code of Russian Federation;

33) examination of the General Director's reports on the Company's activity (including fulfillment of his duties) , also fulfillment of the decisions adopted by the General meeting of Shareholders and by the Board of Directors of the Company;

34) approval of the cooperation of the Company with the organizations where the company is interested;

35) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain".

a) on determining the agenda of a general shareholders meeting (Members) of a SDC;
b on reorganizing, liquidating a SDC;
c) on determining the number of directors on the Board of Directors of a SDC, nominating and electing its members and early termination of their terms of office;

d) on determining the quantity, nominal value, class (type) of the declared shares of SDC and rights conferred by these shares;
e) on increasing the authorized capital of a SDC by increasing the nominal value of shares or placing additional shares
f) on placing SDC securities convertible into ordinary shares;
g) on splitting, consolidating the shares of a SDC;
h) on approving major deals made by SDCs;
i) on participation of SDC s in other organizations (on joining an operating organization or establishing a new

organization) as well as on acquiring, alienating or encumbering shares and units in the authorized capitals of organizations in which a SDC is a member, and on changing the unit in the authorized capital of the respective organization;
j) on making deals by a SDC (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;
k) on making changes and amendments to the chartered documents of SDC;
l) on determining the procedure for remuneration's payment to the members of the Board of Directors and Revision Committee of SDC;

36) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain":

a) on determining the position of SDC representatives on items of agendas of general shareholders meeting (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs, concerning the making (approval) of deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;

b) on determining the position of SDCs representatives on items of agendas of general shareholders meetings of (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs that are engaged in the production, transmission, dispatching, distribution and sale of electricity and heat, on reorganization, liquidation, and increase of the authorized capital of such companies by increasing the nominal value of the shares or by placing additional shares, and placing of securities convertible in ordinary shares

37) preliminary approval of decisions of resolutions on the Company entering into:
a) deals with the Company's non-circulating assets constituting 10 to 25% of the balance sheet value of those assets as of the date of the decision to make such a deal;

b) deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) determined by a separate procedure established by the Board of Directors of the Company;

38) decision making on the Company entering into deals that constitutes fixed assets or incorporeal assets of the Company constituting 5-25% of the balance sheet value of the fixed assets of the Company as for the date of the decision to make such a deal;

39) approval of nominees subject to election to the post of Sole executive body, other management bodies, supervision bodies, also candidate of the auditor of the companies, whose shares and units are held by the Company, intended to production, , transmission, dispatching, and distribution of electricity and heat , also repair and maintenance;

40) defining of insurance guarantees including approval of the Insurer of the Company;

41) approval of the independent valuator (valuators) of the company intended to define the value of shares, property and other fixed assets of the company in the cases provided by the Federal Law "on Joit Stock Companies, by the Articles of Association, also by separate decisions of the Board of Directors of the Company;

42) preliminary approval of collective agreement and other agreements made by the Company within the social-labor relations regulating;

43)approval of a candidate of the Financial consultant whose attraction is obligatory according to the Federal Law "On securities market".

Competence of the Sole and Corporate Executive Bodies of JSC "Kuzbassenergo":

Management of the current activity of the Company is in the competence of the Sole executive Body , i.e. General Director and of the Corporate Executive Body, i.e. Management Board of the Company.

The following issues are in the competence of the Management Board of the Company (according to the par. 20.2 of the art. 20 of the Articles of Association):

Competence of the Sole and Corporate Executive Bodies of JSC "Kuzbassenergo":

Management of the current activity of the Company is in the competence of the Sole executive Body , i.e. General Director and of the Corporate Executive Body, i.e. Management Board of the Company.

The following issues are in the competence of the Management Board of the Company (according to the par. 20.2 of the art. 20 of the Articles of Association):

- decision making on the issues related to the competence of the superior management bodies of the SDC 100% (one hundred) of the authorized capital in which is owned by the Company (according to the subparagraphs 37 and 38 of the paragraph 15.1 of the Articles of Association);

- preparation and submitting for consideration of the Board of Directors the reports on financial and economic activity of SDC, 100% (one hundred) of the authorized capital in which is owned by the Company;

- development and submitting for consideration to the Board of Directors the long-term plan of the main activity areas of the Company;

- preparation of annual (quarterly) business-plan and report on its lay-out, also approval (correction) the cashflow (budget) of the Company, in case if the Board of Directors of the Company did not approve the cashflow (budget) of the Company;

- preparation of report on financial and economic activity of the Company, on fulfillment by the Management Board of resolutions adopted by the General meeting of shareholders and by the Board of Directors of the Company;

- approval of education and professional development plans and actions for the labor staff of the Company;

- making decision on the entering into deals which subject are the property, works and services with constituting 1 to 5% of the balance sheet value of the fixed assets of the Company defined as for the date of such a decision making (except for the cases provided by the subparagraphs 39, 40 pf the paragraph 15.1 of the Articles of Association);

examination of reports on the results of the approved plans lay-out, also the programs, directions, report's examination, documents and other information on the company's activity and its subsidiaries and affiliated companies made by the deputies general directors, heads of the organization departments of the company;

- decision making on other issues concerning daily activity of the Company in accordance with resolutions of the General meeting of the Company, the Board of Directors, also the issues submitted for consideration to the Management Board by the General Director of the Company.

To the competence of the General director of the Company includes all issues of daily activity management of the Company except for related to the competence of the General Meeting of Shareholders of the Company , the Board of Directors and the Management Board of the Company.

The General Director acts without a power of attorney on behalf of the Company with those limitations provided by the legislation in force, by the Articles of Association and by the resolutions of the Board of Directors and performs the following actions on behalf of the Company:

- provides fulfillment of the activity plans of the Company obligatory to its tasks decision;

- organizes accounting process and reporting in the company;

- disposes of the Company's property, enters into the deals on behalf of the Company, grants powers of attorney , opens settlement accounts and other accounts of the Company in banks, other credit institutions (also in the cases provided by the current legislation in the institutions whish are the professional participants s of the securities market);
- issues orders, approves (accepts) instructions, local normative acts and other internal documents of the Company over the issues under his competence, gives instructions which are compulsory for execution by all the Company's staff;

- approves the Provisions on the subsidiaries and representative offices of the Company;
- approves the principal composition of the executive body of the Company;
- according to the principal composition of the executive body of the Company approves the staff list and official salary of the Company's labor staff;
- accomplishes his rights and duties as employer toward the labor staff of the Company provided by the labor legislation in force;
- carries out the functions of the Chairman of the Management board of the Company;
- distributes duties between the deputies General Director;
- submits for consideration of the Board of Directors the reports on financial and economic activity of subsidiaries and affiliated companies which shares (units) are in the property of the Company; also information on other companies where the Company has his interest except for the cases provided by the subparagraph 2) , paragraph 20.2 , article 20 of the Articles of Association;
- not later than forty-five (45) days before the date of the annual general shareholders meeting of the Company, submits the Company's annual report, balance of accounts, profit and loss statement, profit and loss distribution for the consideration of the Company's Board of Directors;
- makes decisions on other issues related to the current daily activity of the Company except the issued within the competence of General meeting of shareholders of the Company, the Board of Directors and the Management Board of the Company.

The Corporate Behavior (Governance) Code was not approved in the JSC "Kuzbassenergo", thus in its relations with the shareholders the JSC "Kuzbassenergo" is guided by the Corporate Governance Code of JSC RAO "UES of Russia" approved by the resolution of the Board of Directors of JSC RAO "UES of Russia" (minutes №104 dd. 09.11.2001).

The Company's Charter with all the amendments and modifications is placed on the Internet page: **www.kuzbassenenergo.ru/inf/zak.shtml**

5.2. Information about members of the issuer's management bodies

Board of Directors:

1. **Vagner Andrey Alexandrovich** – ***Chairman the Board of Directors of the JSC "Kuzbassenergo"***
   Date of birth: 1957.
   Education: University degree
   Experience for the last 5 years
   Period: 1998 - 2000.
   Institution: ***JSC "Kuzbassenergo".***
   Post: ***First deputy general director***
   Period: 2000 - 2004
   Institution: ***RAO "UES of Russia"***
   Post: ***Chief of the Department on electric plants***
   Period: 2004- present time
   Institution: RAO "UES of Russia"
   Post: ***Deputy managing director of the Business unit №2***

Share in the chartered capital of the Issuer: **0,027 %.**
Share of ordinary shares in the chartered capital: **0,027%**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activity: **none**

Enters in the Board of Directors of the following companies:

1. ***JSC "Novocherkasskaya GRES": Chairman of the Board of Directors since 18.05.2004;***
2. ***JSC "Riazanskaya GRES": member of the Board of Directors since 18.05.2004;***
3. ***JSC "Cherepetskaya GRES": member of the Board of Directors since 19.05.2004 ;***
4. ***JSC "Kirishskaya GRES": Chairman of the Board of Directors since 18.05.2004;***
5. ***JSC "Managing Company Volzhsky hydraulic power system" : member of the Board of Directors since 08.06.2004;***
6. ***JSC "Berezovskaya GRES" : Chairman of the Board of Directors since 10.06.2004;***
7. ***JSC "Permskaya GRES": member of the Board of Directors since 16.04.2004.***

Bolshakov Andrey Nickolaevich
Date of birth – 1955
Education: ***University degree***
Experience for the last 5 years:
Period: ***1998-2002***
Institution: ***Ministry of Russian Federation on nuclear power***
Post: ***Consultant***
Period: ***2002 – 2005***
Institution: ***Joint Stock Company "Siberian Coal Energy Company"***
Post: ***Deputy chief of Department on strategical development***
Period: ***2005 – present time***

Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Kozhura Ruslan Viacheslavovich
Year of birth: ***1963***
Education: ***University degree***
Experience for the last 5 years:
Period: ***1999-2001***
Institution: ***International methodological association***
Post: ***Senior research assistant, science secretary***
Period: ***1999– present time***
Institution: ***Moscow Physicotechnical Institute (State University).***
Post: **Senior law chair member**

Period: ***1999 – present time***
Institution: ***Moscow city Bar***
Post: ***Advocate***
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Posts taken in the Regulatory Body of the other legal entities:

Date of post taking	Full company's name	Post
24.07.2000	National Federation of consultants and auditors	Member of the Board, Chairman of the Committee
22.11.2003	Chamber of Advocates of the city of Moscow	Chairman of the Revision Committee
03.03.2004	JSC PRP "Omskenergoremont"	Member of the Board of Directors
29.03.2004	JSC "Orlovskaya power managing company"	Member of the Board of Directors
29.03.2004	JSC "Orlovskaya sales company"	Member of the Board of Directors
13.05.2004	JSC "Production-repairing company" (Chita)	Member of the Board of Directors
01.06.2004	ZAO "LuTEC"	Member of the Board of Directors
03.06.2004	JSC "Dalenergo"	Member of the Board of Directors
10.06.2004	JSC "Tulaenergo"	Member of the Board of Directors
11.06.2004	JSC "Amourenergo"	Member of the Board of Directors

Mazikin Valentine Petrovich
Date of birth: **1945.**
Education: **University degree**
Experience for the last 5 years
Period: 1998 -1998
Institution: Kemerovo regional administration
Post: Deputy Governor of Kemerovo region on coal industry
Period: 1998-2001
Institution: **Kemerovo regional Administration**
Post: First Deputy Governor of Kemerovo region for fuel and energy complex
Period: 2001 – present time.
Institution: Kemerovo regional administration

Post: First Deputy Governor of Kemerovo region

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Negomedzianov Alexander Alexandrovich

Year of birth: ***1952***

Education: ***University degree***

Experience for the last 5 years:

Period: ***1998 - 1999***

Institution: ***RAO "UES of Russia"***

Post: ***First deputy head of Department on power sales and abonent payments***

Period: ***1999 - 2000***

Institution: ***RAO "UES of Russia"***

Post: ***Acting as head of Department on power sales and abonent payments***

Period: ***2000 – present time***

Institution: ***RAO "UES of Russia"***

Post: ***Head of Department on abonent payments***

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Nikiforov Nickita Viktorovich

Year of birth: ***1978***

Education: ***University degree***

Experience for the last 5 years:

Period: ***1999 - 2001***

Institution: ***Federal Fund to Support small business, Moscow***

Post: ***Legal adviser of Legal department***

Period: ***2001 - 2002***

Institution: ***Federal Fund to Support small business, Moscow***

Post: ***Deputy head of Legal department***

Period: ***2002 - 2002***
Institution: ***JSC RAO "UES of Russia"***
Post: ***Leading specialist of Department on analysis and control of the Corporate Policy department.***
Period: ***2002 - 2003***
Institution: ***Ltd. "Corporate Governance technologies", Moscow***
Post: Consultant of the legal consulting department

Period: ***2003 – present time***
Institution: ***Ltd. "Corporate Governance technologies", Moscow***
Post: Head of the legal consulting department

Period: ***2004 – present time***
Institution: ***Fund "Institute of professional directors", Moscow***
Post: ***Adviser on legal questions.***

Period: ***2004 – present time***
Institution: ***JSC "Kostromasetremont" (SDC of JSC "Kostromaenergo"), Kostroma***
Post: ***Member of the Board of Directors***

Period: ***2004 – present time***
Institution: ***JSC "Agricultural enterprise" named by A.A. Grechko" (SDC of JSC "Rostovenergo")***
Post: ***Member of the Board of Directors***
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Novikov Nickolay Valentinovich
Year of birth: ***1939***
Education: ***University degree***
Experience for the last 5 years:
Period: ***1997 -2000***
Institution: ***ODU of the Ural***
Post: ***Leading specialist***

Period: ***2000 -2001***
Institution: ***Representative office of the RAO "UES of Russia" - "Uralenergo"***
Post: ***Leading specialist***

Period: ***2001- 2002***
Institution: ***Representative office of the RAO "UES of Russia" - "Uralenergo"***
Post: ***lord high fixer***
Period: ***2002- 2003***
Institution: ***Representative office of the RAO "UES of Russia" - "Uralenergo"***

Post: ***Adviser of the General Director on the Board of Directors activity***

Period: ***2003- present time***

Institution: ***Fund " Institute of Professional directors"***

Post: ***Adviser***

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Parkhomuk Olga Viktorovna

Year of birth: ***1963***

Education: ***University degree***

Experience for the last 5 years:

Period: ***1997-2000***

Institution: ***Ltd. "Monolitstroy"***

Post: legal adviser

Period: ***2000-2003.***

Institution: ***Representative office of the JSC of RAO "UES of Russia" on the joint stock companies management in the Siberian part of Russia "Sibirenergo", Krasnoyarsk.***

Post: ***Chief legal adviser, Adviser on the Board of Directors activity***

Period: ***2003 – present time***

Institute: ***Fund "Institute of professional directors", Moscow***

Post: ***Adviser***

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Enters in the Board of Directors of the following companies:

1. ***JSC "Sverdlovenergo" – member of the Board of directors;***
2. ***JSC "Kuzbass energy repairing company" - member of the Board of directors;***
3. ***JSC "Kuzbassetremont" - member of the Board of directors;***
4. ***JSC "Kuzbasshydroenergostroy" - member of the Board of directors.***

Platonov Vladimir Yurievich

year of birth: ***1959***

Education: ***University degree***

Experience for the last 5 years:

period: ***1998 – 2004***

Institution: ***RAO "UES of Russia"***

Post: ***Deputy Chairman of the Board – head of Department on economic security and regime***

Period: ***2004 –present time***

Institution: ***RAO "UES of Russia"***

Post: ***Member of the Board***

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Hromov Sergey Leonidovich

Year of birth: ***1963***

Education: ***University degree***

Experience for the last 5 years:

Period: ***2000 –2000***

Institution: ***General department on punishment's execution of the Ministry of Justice of RF over Kemerovo region***

Post: service in the criminal and executive system

Period: ***2001 –2002***

Institution: ***Ltd. "Kuznetskugletrans", Kemerovo***

Post: ***Executive Director***

Period: ***2001 –2003***

Institution: ZAO "Trade House Northern Kuzbass"

post: ***head of administration for domestic sales, head of administration for supply in the of domestic market of directorate over sales; head of coal sale and purchase department, head of administration foe domestic supply of managers over the coal purchase and sale, head of administration for steam coal sale at the domestic market and abroad***

Period: ***2003 –present time***

Institution: ***Affiliated company of the JSC "Siberian Coal and Power Company" in Leninsky-Kuznetsky (JSC "SUEC")***

Post: ***Deputy manager on supply. Adviser of General Director; Deputy General Director on sales. .***

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Shumilov Alexander Alexandrovich Deputy Chairman of the Board of Directors
Year of birth: ***1967***
Education: ***University degree***
Experience for the last 5 years:
Period: ***1999-2000***
Institution: ***Administration of the city N. Novgorod***
Post: ***Assistant of the Head of the Administration, chief of the chamber of the deputy Head of Administration (leading municipal post of the 3rd group).***
Period: ***2000-2001***
Institution:***Ltd. "Firm-Toner" (N. Novgorod).***
Post: ***Commercial director***

Period: ***2001-2003***
Institution: JSC "Nizhnovenergo"
Post: ***Deputy General Director on reforming and property.***

Period: ***2003- present time***
Institution: ***"MDM Group"/ ZAO "SUEC"/ ZAO"HC "SUEC / JSC "SUEC"***
Post: ***Deputy Director of department on the strategy***
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Post taken in the management boards of the other legal entities:

Date of post taking	Full company's name	Post
June 2004	JSC "Buriatenergo"	Member of the Board of Directors
June 2004	JSC 'Yakutenergo"	Member of the Board of Directors
June 2004	JSC "Kirovenergo"	Member of the Board of Directors
June 2004	JSC "Habarovskenergo"	Member of the Board of Directors
June 2004	JSC "Orelenergo"	Member of the Board of Directors
June 2004	JSC "Novgorodenergoservice"	Member of the Board of Directors
June 2004	JSC "Production and repair enterprise - Stations " (Blagoveshensk)	Member of the Board of Directors

Sole and corporate management bodies of the Issuer and authorities of the managing issuer.
The Sole executive body of the issuer also the members of the corporate executive body of the issuer:
Mikhailov Sergey Nickolaevich

Year of birth: ***1959***

Education: ***University degree***

Experience for the last 5 years:

Period: ***1999 - 2000***

Institution: ***JSC "Kuzbassenergo"***

Post: ***External manager***

Period: ***2000 - 2000***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Acting as General Director***

Period: ***2000 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post: ***General Director***

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Grebennikov Alexey Antonovich

Year of birth: ***1939***

Education: ***University degree***

Experience for the last 5 years:

Period: ***1998 – 2001***

Institution: ***JSC "Kuzbassenergo"***

Post: ***First Deputy General Director***

Period: ***2001 – present time.***

Institution: ***JSC "Kuzbassenergo"***

Post: ***First Deputy General Director on general issues***

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Ivanov Boris Ivanovich

Year of birth: ***1960***

Education: ***University degree***

Experience for the last 5 years:

Period: **1999 – present time**

Institution: **JSC "Kuzbassenergo"**

Post: **Deputy General Director for fuel supply**

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Erofeev Alexander Kuprianovich

Year of birth: ***1959***

Education: ***University degree***

Experience for the last 5 years:

Period: ***2000 - 2000.***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Assistant of general director for accounts receivable***

Period: ***2000 - 2001.***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Deputy General Director for accounts receivable - Head of the marketing and investment planning department***

Period: ***2001 - 2002.***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Deputy General Director for accounts receivable and restructuring***

Period: ***2002 – present time***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Deputy General Director for corporate governance.***

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Lavrov Alexander Mikhailovich

Year of birth: ***1950***

Education: ***higher, Doctor of Economics, Corresponding Member of West-Siberian Department o f Academy.***

Experience for the last 5 years:

Period: ***1997-2001***

Institution: ***Kemerovo regional Administration***

Post: ***Deputy Governor on economy and finance***

Period: ***2001-2002***
Institution: ***Representative office of LTD. "Elke Trading", Kemerovo***
Post: ***General manager on projects in the Kuzbass***
Period: ***2002-2004***
Institution: ***Kemerovo State University***
Post: ***Head of the marketing chair.***

Period: ***2004 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director on finance and economic***
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Petrov Leonid Prokhorovich
Year of birth : ***1961***
Education: ***University degree***
Experience for the last 5 years:
Period: ***1998-2004***
Institution: ***"Energosbyt" subsidiary of JSC "Kuzbassenergo"***
Post: ***Deputy Director*.**

Period: ***2004 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post***: Deputy General Director on supply, Director of the subsidiary "Energosbyt"*.**

Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Gretsinger Yury Alexandrovich
Year of birth: ***1953***
Education: ***higher***
Experience for the last 5 years:
Period: ***1998 – 2004***
Institution: ***JSC "Kuzbassenergo"***
Post: ***deputy General Director on capital construction***

Period: *2004 – present time*
Institution: *JSC "Kuzbassenergo"*
Post: *deputy General Director on production, Technical Director*

Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Mikhailov Sergey Nickolaevich - is the Sole executive body of the issuer

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer

In accordance with Regulations on payment of compensation and remuneration to the members of the Board of Directors approved by the general meeting of shareholders of the Company, dd. 02.06.2003, remuneration to the members of the Board of Directors shall be paid in the following order:

1. ***for participation at the meeting of the Board of Directors (whether the form) to the member of the Board of Directors of the company in sum of five times over minimal month rate of employer of 1st grade, fixed by branch tariff agreement for the day of the meeting of the Board of Directors holding.***
2. ***If the general meeting of shareholders approved a decision on dividend payment on the ordinary shares of the company over the results of financial year (or over results of the 1st quarter/ half year/ nine months) to the member of the board of Directors shall be paid a remuneration, which sum shall be calculated according to amount of declared by the company dividends on ordinary shares and quantity of meetings where the member of the Board of Directors took part.***

Remuneration's amount paid to the Chairman of the Board of Directors shall be increased to 50%.
Besides, all travel expenses shall be paid as compensation to the member of the Board of Directors.

During the year 2004, the Company paid remuneration amounted RUR 1 633 595 (one million six hundred thirty three thousands five hundred ninety five) to the members of the Board of Directors
In the I half year 2005 the Company paid remuneration amounted RUR 881 290 (eight hundred eighty one thousand two hundred and ninety).

Income of members of the Management Board is formed from the income of the stuff employees of JSC "Kuzbassenergo", also remuneration defined according to the labor contract concluded with the member of the Management Board. Labor contract in accordance with the "Resolution on the Management Board of the Kuzbass open joint stock company of energy and electrification" approved by the general meeting of shareholders of JSC "Kuzbassenergo" dd. 21.06.2002 on behalf of the Company shall be signed by the Chairman of the Board of Directors or by the person authorized by the Board of Directors of the Company.
Provisions of the labor contact shall be defined by the Board of Directors or by the person authorized by the Board of Directors of the Company to subscribe the labor contract.
Monthly remuneration equal to 10% of the official salary shall be paid to the member of the Management Board.
Remuneration's amount shall be increased by the actual growth of the consumer's costs rate in accordance with the sectoral tariff agreement.
Member of the Management Board may be additionally encouraged in the order and on the terms approved

by the Board of Directors of the Company.

At the outcome of the year 2004 the sum of income paid to the all Members of the Management Board was 21 895 103 roubles.

In the I half year 2005 – RUR 8 481 066 (eight millions four hundred eighty one thousands and sixty six (* except the General Director income).

5.4.Information about the structure and capacity of the units of control over the issuer's financial and economic activities

To exercise control over financial and economic activities of the Company the General meeting of shareholders elects the Revision Committee of the Company for a period up to the next annual general meeting of shareholders.

The number of members of Revision Committee is 5 (five) persons.

The competence of the Revision Committee of the Company (according the art. 22 "Revision committee and the Company's Auditor" of the Articles of Association of JSC "Kuzbassenergo" is the following:

- ***endorsement of data adequacy contained in the annual report, accounting report, profits and losses account of the Company;***
- ***analysis of financial situation of the Company, reveal of the Company's financial situation improvement reserve and recommendations for the Management Bodies of the Company;***
- ***control and analysis of adequacy and completeness of the Company's auditor review;***
- ***supervision (revision) of financial and economic activity of the Company, i.e.:***
- ***supervision (revision) of financial, accounting, payment and account documents of the Company concerning the Company's financial and economic activity in order to check out its compliance with the RF legislation, with Articles of Association, internal and other documents of the Company;***
- ***control of the safety and using of the fixed assets;***
- ***control of the compliance of the fixed order of debt amortization of insolvent debtors on the Company's losses;***
- ***control of the Company's cash assets outlay in accordance with the fixed business-plan and budget of the Company;***
- ***control of forming and using of the reserve and other special funds of the Company;***
- ***check-out of accuracy and timeliness of the Company's share dividends to be charged and paid, also the bonds interests and other securities profit;***
- ***check-out of execution of the earlier issued orders to eliminate violations and defects revealed by the previous check-out (revisions);***
- ***approval of the data adequacy and completeness on the interest (absence of interest) of member of the Board of Director, also the person executing the Sole executive Body authorities including the management company or a manager, member of the Management Board in transactions provided by the art. XI of Federal Law "On Joint Stock Companies";***

- other activities (actions)concerning the check-out of financial and economic activity of the Company.

Department on control and analysis and Service on economic and informational security and procedures are the apparatus of the executive body of the Company exercising internal control .

Department on control and analysis carries out the supervision according to the annual schedule of the complex check-out execution approved by the general Director; but the annual plan for the Service on economic and informational security and procedures is subject to approval of the deputy general director on security.

Deputy general director in corporate governance and deputy director on security of issues exercise the plan fulfillment supervision.

Furthermore the Financial department, Legal department and if necessary engineering and other services participate in the process of supervision.

Department on internal auditing was established in 1995. Отдел внутреннего аудита создан в 1995 году. The number of members of this department is 5 (five) persons, with its chief Mrs. Laritskaya Tatiana Dmitrievna: year of birth 1955, education –higher, has a certificate of professional auditor .

Principal functions of the Department on internal audit:

- ***organizing and spending of the complex and target check-outs of financial and economic activity of the company's subsidiaries and affiliated companies;***
- ***control over the subsidiaries revision committee's activity;***
- ***appraisal of internal audit efficiency and procedure, elaboration and appraisal of the control procedures spent by subsidiaries, also by organization departments of the Company;***
- ***checking-out of the legislation compliance to the company's internal normative documents; also requirements on the accounts policy and execution of decisions and resolutions of the management bodies and the management of the Company;***
- ***checking-out of the Company's property availability, condition and safety;***
- ***analysis of the information received as a result of checks, development and submitting in accordance with established procedure to the management bodies of the Company of the reports on the results of checks, also proposals on elimination of the revealed violations and defaults, recommendations on determination of efficiency of Company's financial investments in the authorized capitals of enterprises and institutions;***
- ***target checking- out aimed to define efficiency of the company's financial investments in the authorized capitals of enterprises and institutions;***
- ***analysis of financial and economic situation of SDC aimed to evaluate the subsidiary's activities results to make management decisions;***
- ***organization of a competitive selection of the auditing firms to conduct the external audit of the subsidiaries;***
- ***cooperation with external auditors in of financial and economic activity of the subsidiaries checking-out, examination of the external auditor's reports and submitting of proposals to the management bodies of the Company on safety and expediency of this auditing firm services using;***
- ***auditor's activity methodology perfection;***
- ***participation in drawing-up of the annual production and technical-economic report of the Company;***
- ***preparation of information on the results the spent check-outs to the balance committee etc.***

Chief Accountant of the Company cooperates with the external auditor.

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities

Personnel composition of the Revision Committee:
Kleshnina Natalia Viktorovna
Year of birth: ***1960***
Education: ***University degree***
Posts taken for the last 5 years:
Period: ***1997-2000***
Institution: ***Ministry of Fuel and Energetics of Russia***
Post: ***Deputy chief of the budget and financial administration***

Period: ***2000- present time***
Institution: ***JSC RAO "UES of Russia"***
Post: ***Leading expert of the Internal audit department CC***
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Gadzhiyev Ilia Ibraghimovich
Year of birth: ***1975***
Education: ***University degree***
Experience for the last 5 years:
Period: ***1998 – 2000***
Institution: ***ZAO "Medic", Kursk***
Post: ***Legal adviser***

Period: ***2000 – 2000***
Institution: ***ANO "International Centre on the accounting reforming", Moscow***
Post: ***Legal adviser***

Period: ***2000-2001***
Institution: ***FCCB of RF***
Post: ***Lord higher specialist of legal department***

Period: ***2001 – present time***
Institution: ***JSC RAO "UES of Russia", Moscow***
Post: ***Head of Department on cooperation with shareholders, securities issue and floatation of the Business Unit №1.***
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Dolgopol Olga Semenovna –Chairman of Revision Committee
Year of birth: ***1948***
Education: ***higher***
Experience for the last 5 years:
Period: ***1997- present time***
Institution: ***JSC RAO 'UES of Russia".***
Post: ***Leading specialist, deputy chief of department; chief of the department on financial audit of the Corporate Center of JSC RAO 'UES of Russia".***
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Mikhno Irina Vasilievna
Year of birth: ***1957***
Education: ***higher technical, higher economic***
Experience for the last 5 years:
Period: ***1997 – 2001***
Institution: ***Representative office of the JSC RAO "UES of Russia" – "Sibirenergo"***
Post: ***Head of investment policy department***

Period: ***2001 – 2003***
Institution: ***Representative office of the JSC RAO "UES of Russia" - "Sibirenergo"***
Post: ***Adviser on the Revision Committees activity***
Period: ***2003 - 2004***
Institution: ***Fund "Institute of professional directors"***
Post: ***Adviser on the Revision committees activity***

Period: ***2004 – present time***
Institution: ***JSC RAO "UES of Russia"***
Post: ***Leading expert of the internal audit department***
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Sanzharevsky Vsevolod Vsevolodovich
Year of birth: ***1946***
Education: ***University degree***
Experience for the last 5 years:
Period: ***1999-2001***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Director on control and analysis de***

Period: ***2001-present time***
Institution: ***JSC "Kuzbassenergo"***
Poste: ***Head on control and analysis department***
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***

Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities

Remuneration and compensation to the members of Revision Committee are paid in accordance with Regulation in force on payments of remuneration and compensation to the members of Revision Committee of the Company, approved by annual general meeting of shareholders of the Company, (minutes №10, dd. 21.06.2002.)

Total sum of remuneration amounts RUR 1 120 988 (one million one hundred and twenty thousands nine hundred eighty eight rubles), was paid to the members of Revision Committee in the year 2005.

In the I half year 2005 – RUR 842 450 (eight hundred forty two thousands and four hundred fifty).

5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)

Index	2 quarter 2005
average number of personnel, peoples.	9558
Share of personnel of the issuer having the higher professional education, %	27,00
Volume of money terms aimed to remuneration of labour, thousands RUR	383 155 000
Volume of money terms aimed to social security, RUR thousands	17 004 000
Total volume of the expended assets, RUR thousands	400 159 000

Employees of the Issuer having effect on a financial and economic activity of the Issuer (key personnel):

Mikhailov Sergey Nickolaevich - General Director of the JSC "Kuzbassenergo", Chairman of the Board of the JSC "Kuzbassenergo";

Grebennikov Alexey Antonovich – First deputy general director on common problems, member of the Board of the JSC "Kuzbassenergo";

Lavrov Alexander Mikhailovich – deputy general director on finances and economics, member of the Board of the JSC "Kuzbassenergo";

Gretsingher Yury Alexandrovich – deputy general director on production – technical director, member of the Board of the JSC "Kuzbassenergo";

Ivanov Boris Ivanovich – deputy general director on production guarantee, member of the Board of the JSC "Kuzbassenergo";

Erofeev Alexander Kuprianovich - deputy general director on corporate governance, member of the Board of the JSC "Kuzbassenergo";

Petrov Leonid Prokhorovich – deputy general director on power supply – director of the affiliated company "Energosbyt", member of the Board of the JSC "Kuzbassenergo";

Antonov Yury Vitalievich – deputy general director on power networks – director of the affiliated company "Main power lines";

Sadghian Armen Sergeevich - deputy general director on foreign commerce – director of the Moscow representative of the JSC "Kuzbassenergo";

Riumova Alevtina Nickolaevna - chief accountant of the JSC "Kuzbassenergo";
Moskvitin Valery Vasilievich – deputy general director on security and civil defense;
Glukhov Viktor Fedorovich - director of the affiliated company of the JSC "Kuzbassenergo" - "Tom-Usinskaya GRES";
Artiukh Valery Mikhailovich - director of the affiliated company of the JSC "Kuzbassenergo" - "Belovskaya GRES";
Vakhitov Kasim Bakirovich – director of the affiliated company of the JSC "Kuzbassenergo" - "South-Kuzbass GRES";
Abramov Valery Vasilievich - director of the affiliated company of the JSC "Kuzbassenergo "– "West-Siberian TETs";
Kuzin Igor Viktorovich - director of the affiliated company of the JSC "Kuzbassenergo" - "Kuznetskaya TETs";
Sukhoveyev Boris Ivanovich - director of the affiliated company of the JSC "Kuzbassenergo" – "Novokemerovskaya TETs";
Benediktov Alexander Viktorovich - director of the affiliated company of the JSC "Kuzbassenergo" – Kemerovskaya GRES";
Vervein Konstantin Alexandrovich - director of the affiliated company of the JSC "Kuzbassenergo" – "Kemerovskaya TETs";
Tolstikov Viktor Sergeevich - director of the affiliated company of the JSC "Kuzbassenergo" – "Eastern Electric power networks";
Vorov Yury Leonidovich – acting as a director – chief engineer of the affiliated company of the JSC "Kuzbassenergo" – "Northern electric power networks";
Dmitriev Alexander Milievich - director of the affiliated company of the JSC "Kuzbassenergo" - 'Central electric power networks";
Miller Alexander Ivanovich - director of the affiliated company of the JSC "Kuzbassenergo"- "South electric power networks";
Krumgholts Alexander Rudolfovich - director of the affiliated company of the JSC "Kuzbassenergo" – "Heat power lines Administration";
Aksenov Vladimir Vasilievich - director of the affiliated company of the JSC "Kuzbassenergo" – "Kuzbassenergosviaz";
Magarill Alexander Isaakovich - director of the affiliated company of the JSC "Kuzbassenergo" – Directorate of the Petrovskaya TETs.

Information on a trade-union body availability in the Company:

Personnel (workers) of the JSC "Kuzbassenergo" established the trade-union.
Labour stuff of the JSC "Kuzbassenergo" approved a labour contract 2005-2006 at the conference spent In 15.12.2004 .
The labour contract is a legal deed adjusting a social and labour relations between the stuff and the JSC "Kuzbassenergo" as employer, also establishing remuneration norms and other working conditions, social benefits and guarantees together with the law in force.
Labour contract aimed to secure an effective work of the JSC "Kuzbassenergo", also protection of social and economic rights and interests of the employees, and maintenance of a normal standard of their living.

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)

There are no agreement or obligations of the Issuer related to the possibility of the Issuer's employees' (workers')participation in its authorized (share) capital (unit trust). The possibility of offering the Issuer's employees (workers) the Issuer's options is not provided for.

VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest

6.1. Information about the total number of shareholders (participants) of the issuer

The total number of the Issuer's shareholders as of the date of the end of the reporting quarter by 30 of June 2005:1777.

8 of them are the nominal holders:

1. ***ZAO "Raiffaizedbank Austria" ;***
2. ***"Deutscher Bank" limited liability company;***
3. ***ZAO "Depository and Clearing Company";***
4. ***"ING BANK "UERASIA) ZAO (Closed joint stock company);***
5. ***Not-profit partnership "National depository center";***
6. ***Closed Joint Stock Company commercial bank "Citybank";***
7. ***Ltd. "Depository and corporate technologies" ;***
8. ***ZAO "International Moscow Bank";***

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its authorized (pooled) capital (unit trust), or at least 5 percent of its ordinary shares; information about the participants (shareholders) of such entities owning at least 20 percent of their authorized (pooled) capital (unit trust) or at least 20 percent of their ordinary shares

Full company name and abbreviation: **Limited liability company *"Depository and corporate technologies", Ltd. Depository and corporate technologies"(nominal holder)***
Location: ***17 , build. 1, Ramenky str., Moscow , 119607***
Share in the issuer's authorized capital: ***49 %***

Shareholders (participants) owning at least 20 percent of the authorized capital of the issuer's shareholder (participant):
Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Location: ***7, Kitaigorodsky prospect, Moscow, Russia***
Taxpayer Identification Number: ***7705018828***
Share in the issuer's authorized capital: ***49 %***

Full company name and abbreviation: ***Closed Joint Stock Company "Raiffaizedbank Austria" ZAO "Raiffaizedbank Austria" (nominal holder)***
Location: ***17, stroienie 1, Troitskaya str., Moscow, RF, 129090***
Share in the issuer's authorized capital: ***44,25 %***

Shareholders (participants) owning at least 20 percent of the authorized capital of the issuer's shareholder (participant):
Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company", JSC "SUEC"***
Location: ***1, stroieniye 3, Maly Golovin pereulok, , Moscow, 103045***
Taxpayer Identification Number: ***7708129854***
Share in the issuer's authorized capital: ***43,47%.***

6.3. Information about the share of the government or municipal authority in the issuer's authorized (pooled) capital (unit trust), existence of a special right ("golden share")

The share of the government or municipal authority in the issuer's authorized capital:

Legal form: ***RF subjects***
Share: ***0.000016 %***
Share holding's manager: ***Kemerovo regional Committee on the state property management***
Location: ***58, Sovietsky prospect, Kemerovo, 650099***
Share holding of the issuer fixed by the State (municipal) property: ***no***

Existence of a special right for participation of Russian Federation, subjects of Russian Federation, municipal institutions in the issuer's management of ("golden share"): none

6.4. Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)

Restriction of the number of shares in possession of one shareholder, and /or their total nominal value, and/or maximum number of votes granted to one shareholder, are not stipulated by the Issuer's Articles of Association.
The legislation of the Russian Federation or other regulatory acts of the Russian Federation do not provide for restrictions for the participation of foreign entities in the issuer's authorized capital.
There are no other restrictions related to participation in the issuer's authorized capital.

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its authorized (pooled) capital (unit trust) or at least 5 percent of its ordinary shares

The list as for the date of September, 14 2000:

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***
Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's authorized capital: ***13,12 %***
Share of the issuer's ordinary shares: ***13,12 %***
Full company name and abbreviation: ***VANGUARD INTERNATIONAL***
Share in the issuer's authorized capital: ***8,28 %***
Share of the issuer's ordinary shares: ***8,28 %.***

The list as for the date of 23.04.2001:

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***
Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's authorized capital: ***8,85 %***
Share of the issuer's ordinary shares: ***8,85 %***

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's authorized capital: ***18,96 %***
Share of the issuer's ordinary shares: ***18,96 %.***

The list as for the date of February, 25, 2002:

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's authorized capital: ***12,87 %***
Share of the issuer's ordinary shares: ***12,87 %***

Full company name and abbreviation: ***Renaissance Securities (Cyprus) Limited***
Share in the issuer's authorized capital: ***7,42 %***
Share of the issuer's ordinary shares: ***7,42 %***

Full company name and abbreviation: ***Mastill Enterprises Limited***
Share in the issuer's authorized capital: ***6,24 %***
Share of the issuer's ordinary shares: ***6,24 %***

Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's authorized capital: ***7,17 %***
Share of the issuer's ordinary shares: ***7,17 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 8 .05.2002:
Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's authorized capital: ***15,06 %***
Share of the issuer's ordinary shares ***: 15,06 %***

Full company name and abbreviation: ***Trans - Siberian Electricity Company Limited***
Share in the issuer's authorized capital: ***15,00 %***
Share of the issuer's ordinary shares: ***15,00 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***

The list as for the date of 18 .04. 2003:
Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's authorized capital: ***19,36 %***
Share of the issuer's ordinary shares: ***19,36 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's authorized capital: ***15 %***
Share of the issuer's ordinary shares: ***15 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy***

and electrification "UES of Russia", JSC RAO "UES of Russia"
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of **7 .05. 2004:**

Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's authorized capital: ***14,45 %***
Share of the issuer's ordinary shares: ***14,45 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's authorized capital: ***17,61 %***
Share of the issuer's ordinary shares: ***17,61 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of **13 .05.2005:**

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company" JSC "SUEC".***
Share in the issuer's authorized capital: ***43,44 %***
Share of the issuer's ordinary shares: ***43,44 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

6.6. Information about the deals made by the issuer, in which it had an interest

In the reporting quarter regulatory bodies of the issuer did not approve any deals which cost is 5% and more percents of the balance value of assets in which the issuer had an interest.

6.7. Information about the amount of accounts receivable
II quarter 2005:

Accounts receivable type	**Date of payment**	
	Less a year	**Less a year**
Buyers and customers' accounts receivable debts, RUR	1 162 625 064	224 108 235
Including overdue , RUR	1 136 994 180	x
Accounts receivable in bills receivable, RUR	0	672 937 576

Including overdue , RUR	0	x
Founders' accounts receivable in chartered capital stock payment, RUR	0	0
Including overdue , RUR	0	x
Accounts receivable in paid out advanced money, RUR	231 972 956	26 588 031
Including overdue , RUR	39 347 000	x
Other accounts receivable, RUR	428 469 624	135 808 095
Including overdue , RUR	0	x
Total, RUR	2 611 652 654	1 136 328 201
Including total overdue , RUR	1 176 341 180	x

During the reporting quarter the JSC "Kuzbassenergo" accounts receivable reduced by RUR 377 234 thousands or by 9,1%, including due to:

- buyers and costumers payments – by RUR 463 839 (by 25%) ;

- advances paid to suppliers and contractors decreasing – by RUR 33 547.

The debtors who is to pay not less than 10% of total accounts receivable:

Debtor's name, location	Debt amount, RUR	The past-due debt, RUR	penalties, fines	Affiliation	Market share of the JSC "Kuzbassenergo" in the Chartered capital of the affiliated person
KOAO "Azot"	332 013	86 604	0	Is not an affiliated person	-

VII. The Issuer's accounting reports and other financial information

7.1. The issuer's annual accounting reports

Annual accounting report for the year 2004 was reflected in the structure of the quarterly report of the Issuer for the I quarter of the year 2005.
Annual accounting report for the year 2004 made in accordance with the International standards of financial report, will be reflected in the quarterly report of the issuer as Appendix 1.

7.2. The issuer's quarterly accounting reports for the last completed financial quarter

Quarterly accountability for the 2nd quarter of 2005 is represented by the:

- *balance sheet (form #1);*
- *profit-and-loss statement (form #2);*

Quarterly accountability for the II quarter 2005 is included in the report as appendix 2.

7.3. Consolidated accountability of the issuer for one complete fiscal year

Consolidated accountability of the issuer for the year 2004 is included in the Appendix 3 and is reflected by:

- balance sheet (form № 1);
- profit-and-loss statement (form № 2);
- appendix to the balance sheet and profit and losses statement:
- statement on changes in the capital (form № 3);
- cash flow statement (form № 4);
- Appendix to the balance sheet (form №5);
- Auditor's opinion.
- explanatory note.

7.4. Information about the account policy of the issuer

Basic provisions of accounting and tax policy of the JSC "Kuzbassenergo" for the year 2005

2. Accounting policy of the Company based on admissions applied in accounting keeping and reporting (par. 6 of PBU 1/98, Order of MF RF dd. 9.12.1998 №60n):

- *Property isolation;*
- *Continuity of the Company's activity;*
- *Sequence of accounting policy applying;*
- *Temporary determinacy of factors of economic activity;*

3. Ways of accounting keeping chosen by the Company under accounting policy forming must be apply by all subsidiaries and representative offices independently from their location.

4. Руководителем и главным бухгалтером Общества, а также руководителями и главными бухгалтерами филиалов и представительства:

4. Manager and Chief accountant of the Company, also managers and chief accountants of subsidiaries and representative office must adhere:

4.1.In organizing and bookkeeping, making and submitting of accounting reports shall be maintained the principle requirements of accounting policy: completeness, timeliness, discretion, priority of the contents, consistency and rationality (p. 7 PBU 1/98).

4.2. Accounting of property, liabilities and business transactions shall be carried out on the related accounts of accounting included in the approved Unified working plan of the accounting accounts of the Company (Appendix № 2 to this present Provisions), developed on the ground of the approved Order of the

Ministry of Finance of Russian Federation dd. 31.10.2000 №94n "Plan of accounts of the accounting pf financial and economic activity of the company" including the software functionality used in the company.

4.3. Accounting of property (except for the fixed assets), liabilities and business transactions is carried out in RUR including kopecks without rounding-off. Fixed assets shall be accounted in rubles. Amounts difference of such rounding-off shall be added to the account 91 "Other profits and losses" in composition of unrealized profits (losses).

4. 4. Documentation of business transactions, their reflection in the registers of accounting shall be carried out strictly on time without any omissions and withdrawals according to the Provisions on documents and documents circulation in book keeping (Order №105 dd. 29.07.83 of the MF of USSR), on the ground of schedules of accounting document circulation.

Input forms of accounting registers (ledger, order-books, payment and losses statements etc.) created by means of computer engineering are printed every month and subscribed by the executive and chief accountant (or by the deputy person). Chief accountant bears responsibility for information safety (on paper and on computer carriers).

4.5. Primary accounting documents are accepted to the account if they are made under the form contained in albums of unified forms of the primary accounting documentation. Documents, which form it is not stipulated in these albums, should contain the following obligatory essential elements

- *name of document;*
- *date of document drawing up*
- *name of institution who has drew up the document;*
- *contents of business transaction;*
- *gauges of business transactions in natural and monetary terms;*
- *name of authorities responsible for business transactions and its drawing up validity;*
- *personal signatures of the aforementioned persons and their full names.*

Suggested forms of the singly developed documents are in the Appendix 2.

With a view to simplify initial information and to get information in full volume on working time using and salary charging I approve and allow to use the table of new model that is modification of the forms № T-12 and T-13 (Appendix №2 of these present Provisions).

4.6. Documents circulation's rules of Company aimed to book keeping and reporting shall be regulated by the documents circulation's schedule approved in the executive body, also in subsidiaries and affiliated companies. Documents circulation's schedule fixes terms the initial accounting and other documents to be rendered to the Accounting of the Company.

4.7. Terms and volume of accounting reports of the Company subject to rendering to the corresponding State supervisory bodies are not fixed by the schedule of the document circulation, but are under supervision of legislation in force.

Terms and volumes of accounting reports subject to granting to the executive body by the subsidiaries and affiliated companies shall be fixed by Chief Accountant of the Company.

4.8. Annual accounting reports of the Company shall be examined and approved by the general meeting of shareholders, also shall be rendered in accordance with terms and addresses provided by the art. 15 of Federal Law №129-FZ dd.21.11.1996 "On accounting" (edition dd. 30.06.2003).

4.9. Directors of the Company have power to sign the initial accounting documents in accordance with regulatory documents of the Company. Directors of subsidiaries, representative offices and departments have power to sign the initial documents under their power of attorneys issued by the Company or under regulatory documents of the Company if it follows from their functions execution.

4.10. Documents used to form business transactions with monetary funds (on accounts and in cash of the company) shall be signed by the general director of by chief accountant, also may be signed by their deputies

on corresponding items or by authorized persons (in subsidiaries – by directors and by chief accountants, and/or by persons authorized by the regulatory documentation).

4.11. Contents of the registers of accounting, tax and internal accounting reporting are the commercial classified information.

Persons who have gained access to the information contained in the accounting registers and in the internal accounting reports have to keep commercial classified information. They bear responsibility prescribed by the legislation of Russian Federation for disclosure of information.

4.12. Chief accountants of subsidiaries and of representative office in accordance with Federal Law on accounting and reporting in RF, exercise supervision of the operation's reflection, submitting of operative information, accounting reports drawing up in accordance with the fixed terms, exercising (together with other bodies) of analyses of financial on matters concerned accounting arrangement, reports drawing and tax payment, order and methods of supervision.

4.13. Directors and chief accountants of subsidiaries and representative office are responsible for accounting and tax arrangement and keeping, also conformity of business transactions to the legislation in force (art. 6 of the Federal Law On accounting).

5. Book keeping methods

5.1.Fixed assets accounting

5.1.1. Fixed assets in particular the part of the Company property agreeable to the standards of par. 4 of PBU 6/01 "Fixed assets accounting" (Order of MF RF №26n dd. 30.03.2001 (ed. 18.05.2002), also to methodological recommendations on fixed assets accounting (Order of MF RF №91n dd.13.10.2003) are as follows:

- *buildings;*
- *constructions;;*
- *working and power machines and equipment;*
- *measuring and adjustment devices and equipment;*
- *computer techniques;*
- *transport;*
- *instruments;*
- *production and household equipment and items;*
- *plough, productive and pedigree cattle;*
- *perennial plantations;*
- *interfarm roads;*
- *other fixed assets;*
- *capital investments on radical improvement of the grounds;*
- *capital investments in the rented objects of the fixed assets;*
- *lands, plots, objects of nature management (being in the property of the company).*

To define composition and classification of the fixed assets it's necessary to guide the All-Russian classifier of fixed assets (OK-013-94) approved by Resolution of the State Committee of RF on standards, metrology and certification dd. 26.12.94 №359.

Drawing up of acceptance of the fixed assets in the composition of the Company is under authority of acceptance committees created:

- *in the executive apparatus by the Order "On acceptance's order of the fixed assets to the balance in the executive apparatus of JSC 'Kuzbassenergo" dd. 30.12.2003 №711;*
- *in the subsidiaries – by the same Orders.*

Fixed assets acquired with a purpose to further sale shall be accounted on the account 41 'Goods".

5.1.2. Inventory object shall be regarded as a unit of accounting of the fixed assets that is the object with all adjustments and accessories or separate constructively detached object subject to some single functions fulfillment, or separate complex of constructively jointed objects as an integration subject to the defined work fulfillment (par. 6 PBU 6/01 of Provisions on accounting "Fixed assets accounting" (Order of MF RF №26n dd.30.03.2001).
Inventory cost of the fixed asset's objects, i.e. computers shall be determined as a sum of the price of all devices (system block, monitor, printer, keyboard, mouse etc.) subject to work. Components and peripherals devices purchased as a change of the worn out shall be accounted as spare parts on the corresponding sub account of the account 10 "Materials".

5.2. Fixed assets valuation's ways

5.2.on acceptance to accounting objects of the fixed assets are valuated by the next ways:

a) purchase of the fixed assets for a payment - at a rate of actual expenses of the company for the purchase, defined according to par. 8 PBU 6/01 " the Fixed assets accounting " and gathered preliminary on the account 08 " Investments in non circulating assets ", the sub account " Purchase of separate objects of the fixed assets ";

b) construction of the fixed assets by the contract organizations and own-account construction - at a rate of actual expenses for the finished and putted out capital construction according to Provisions on accounting of long-term investments, authorized by the Order of MF of Russian Federation dd. 30, 12. 1993 № 160, gathered preliminary on the account 08 " Investments in non-circulating assets " by one object the subaccount " Construction of separate objects of the fixed assets ";

b) earning of the fixed assets as investments in the authorized (cumulative) capital – in monetary valuation approved by the incorporators (participants) if otherwise is not stipulated by the legislation of the Russian Federation (par. 9 PBU 6/01). The note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" in the correspondence with an account 75 "Payments with incorporators" is necessary. On the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" expenses (including transport and other delivery works) concerned the fixed assets earnings in the authorized capital shall be reflected;

d) gratuitous acquisition of the fixed assets from the legal entities and natural persons also on posting of the fixed assets revealed as surplus over the results of privatization at the market price as for the date of posting. On gratuities acquisition the note in the debit of account 08 "Investments in non-circulating assets", subaccount "Acquisition of separate objects of the fixed assets" from the credit of the account 98 "Further incomes" is made according to corresponding analytics.
On the debit of account 08 "Investments in non-circulating assets " the subaccount " Acquisition of separate objects of the fixed assets " the expenses (including transport and other delivery works, registration fees and other expenses) concerned the gratuitous receipt of the fixed assets also are reflected. In process of amortization charge at the gratuitously acquired fixed assets, simultaneously, at a rate of charged amortization, records on the debit of account 98 " Further Incomes " according to corresponding analytics and to the credit of account 91 " Other profits and losses" in the composition of extraordinary incomes are made;

On surplus posting over results of inventory the record on the debit of account 01 "Fixed assets" from the credit of account 91 "Other profits and losses" is made.
Not accounted real estate revealed in the process of inventory shall be charged in the composition of the fixed assets after the documents submittal to the State registration.

Information on prices in force as for a date of accounting acceptance shall be approved by the documents or by way of expertise (par. 29 Methodical recommendations on the fixed assets accounting (Order of MF RF №91n dd. 13.10.2003).

e) acquisition of the fixed assets under the contracts providing execution of liabilities (payment) by nonmonetary assets at the cost of values transferred or subject to transfer to the Company according to the price which in comparable circumstances the Company usually determines cost of the similar values (par. 11 PBU 6/01);

f) Contract value shall be recognized as the value of the fixed assets acquired under exchange contracts which fixes the contract value of the exchange property;

5.2.2.Expenses on loans and credits (interests etc.) due to the fixed assets acquisition shall be included in the initial value of the fixed assets in accordance with par. 23, 31 of Accounting Provisions "Accounting of loans and credits, also their performance expenses" PBU 15/01 (Order of MF №60n dd.2.09.2001).

5.2.3Expenses (profits) on acquisition of the objects of the fixed assets arisen after its acceptance to accounting (cost and price difference, nonreimbursable taxes etc.) shall be accounted on the account 91 "Other profits and losses" in composition of extraordinary expenses (incomes) according to the corresponding analytics.

5.2.4.Changes in initial cost of the fixed assets shall be only in cases of completion, after equipment, reconstruction and modernization, partial liquidation and revaluation of the fixed assets.

5.2.5. Complex and partial revaluation of groups of similar objects of the fixed assets over the current (replacement cost) by way of indexation or direct converting according to documentary approved market costs is carried out one a year (as for the 1 January of the reporting year) on the ground of the single Order to the Company, and further is carried out regularly (one time in three year.
Revaluation sum of the fixed asset's object resulted to revaluation shall be charged on the account 83"additional capital" in amount charged minus its discount fulfilled the previous reporting periods and transferred to the account of profits and losses as operational expenses.
Revaluation sum of the fixed asset's object equal to the sum of its discount fulfilled the last previous periods and transferred to the account of profits and losses as expenses shall be transferred to account 91 "Other profits and losses" in composition of operational profits.

Discount sum of the object of the fixed assets shall be referred to the additional capital decreasing composed due to revaluation's sum of this object in the previous reporting periods (par. 15 PBU 6/01, ed. 18.05.2002). Excess of the discount sum of the object of the fixed assets over the sum of its discount related to the additional capital resulted the revaluation spent the previous periods shall be referred to the account 84 "Non distributed profits (uncovered loss)".

5.2.6. Sum of revaluation (discount) arose from revaluation of the fixed assets of the subsidiaries shall be transferred to the executive body of the Company on debit (credit) of account 79 "Intraeconomic payments" on subaccount " Payments on allotted property".

5.2.7. If the object of the fixed assets withdrew the sum of its revaluation shall be transferred from the account 83 "additional capital" to the account 84 "Non distributed profits (uncovered loss)" in composition of profit of the reporting period (par. 15 PBU 6/01, ed. 18.05.2002).

5.2.8. Valuation of the fixed asset's object which cost under acquisition is expressed in foreign exchange shall be realized by way of the sum conversion according to the rate in force of Central Bank of Russia by the date of the object charge to account 01 "Fixed assets".
Furthermore the rate difference shall be accounted on debit (credit) of account 08 "Investments in

noncirculated assets" in the credit (debit) of account 91 "other profits and losses" in composition of the extraordinary expenses (profits) (par. 16 PBU 6/01).

5.2.9. Gratuitous transfer and sale of the fixed assets to the third-party companies and natural persons, charge-off of underamortization fixed assets from the balance due to their unfitness to use, also deficient fixed assets revealed under inventory or stolen shall be carried out according to the written resolution prepared by the Department on capital management of the executive body together with visas of corresponding services.

The document shall be subscribed by Deputies general director to the proper place:

- *fixed assets of nonindustrial activities (Housing and communal services, catering, autotransport etc.) – by the first deputy general director on common problems;*
- *industrial fixed assets – by the deputy general director, technical director;*
- *charge-off from the balance of amortized fixed assets due to their unfitness to use, also partial liquidation of the fixed assets shall be carried out on resolution of director of subsidiary or representative office.*

In the process of charging-off from the balance of underamortized fixed assets VAT falling at the underamortized part without revaluations shall be restored.

Stocks of materials and capital equipment remained due to discount of unfit to reconstruction and further use of the fixed assets shall be debited at the market price as for the date of the fixed assets object's discount together with transfer to account 91 "Other profits and losses" in composition of operating profits.

5.2.10. Depreciated cost of the retired object of the fixed assets from the credit of account 01 "Fixed assets" shall be withdraw to the debit of corresponding subaccount of account 91 "Other profits and losses":

- *in composition of operating expenses in case of the fixed asset's retire due to sale, charge-off in case of moral or material depreciation;*
- *in composition of extraordinary expenses in case of the fixed asset's retire due to gratuitous transfer.*

Retire of object of the fixed assets transferred on account of investments in the authorized (composed) capital, pay fund in amount of its depreciated cost shall be reflected on debit of account of expenses accounting and credit of account of he foxed assets accounting.

If the object of the fixed assets has not depreciated cost (fully amortized), amount of the conditional value shall be reflected in bookkeeping as operating profits in the line 09010 of the form 2 "Report on profits and losses".

5.2.11. Expenses on the fixed assets charge-off due to accidents, natural disasters and others emergency situations shall be reflected in bookkeeping of reporting period in composition of emergency expenses.

5.3. Amortization of the fixed assets

5.3.1. The method of amortization of the objects of fixed assets is linear, reasoning from the dates of the effective use of these objects. The amortization of the objects of fixed assets, taken on accounting before 01.01.2002, is accrued in accordance with the Regulation of the USSR Council of Ministers from 22.10.1990 № 1072 "About the unified standards of amortization charges for the complete reconstruction of fixed assets of the economy of the USSR". The amortization of the objects of fixed assets, taken on accounting since 01.01.2002, is accrued in accordance with the Regulation of the Government of RF from 01.01.2002 № 1 "About the classification of fixed assets included in the amortization groups".

5.3.2. The amortization of the objects of real estate property, capital investments of which are completed, all primary acceptance instruments are drawn up, the documentation is handed over the state registration and practically put into operation, is accrued in accordance with the established procedure – since the first day of the month, following the month of setting the object into operation. The objects are regarded as the objects of fixed assets.

5.3.3. The objects of fixed assets at the cost of up to RUR 10 000 per unit are charged off according to the

item "Amortization" as far as they are put into production or operation. This operation is mentioned in accounting on debit of accounts of inputs account (selling costs) and account credit 01 "Fixed assets" and drawn up by the Act of charging off according to MB-8 form. Such objects are reckoned in the record keeping at the cost of 0. In case of modernization (reconstruction) of these objects, the modernization (reconstruction) expenses are charged to the increase of the cost of the object and amortized in accordance with the established procedure.

The executive body, affiliated companies and the representative office control the movement of these objects in order to ensure their safety in the process of production and operation. Records management of these objects in places of their operation is kept in "The bill of assets at the cost of up to RUR 10 000, put into operation" according to the suggested form, apart from the fixed assets, depreciated in accordance with the established procedure (Appendix 2 to the present Regulation). Accounts department and persons in charge control the correspondence between the records in the bill and inventory sheets.

The retirement of the objects at the cost of up to RUR 10 000 is drawn up by "The Act of retirement of fixed assets at the cost of up to RUR 10 000", according to the suggested form (Appendix 2 to the present Regulation).

5.3.3. The objects of fixed assets at the cost of up to RUR 10 000 per unit are charged off according to the item "Amortization" as far as they are put into production or operation. This operation is mentioned in accounting on debit of accounts of inputs account (selling costs) and account credit 01 "Fixed assets" and drawn up by the Act of charging off according to MB-8 form. Such objects are reckoned in the record keeping at the cost of 0. In case of modernization (reconstruction) of these objects, the modernization (reconstruction) expenses are charged to the increase of the cost of the object and amortized in accordance with the established procedure.

The executive body, affiliated companies and the representative office control the movement of these objects in order to ensure their safety in the process of production and operation. Records management of these objects in places of their operation is kept in "The bill of assets at the cost of up to RUR 10 000, put into operation" according to the suggested form, apart from the fixed assets, depreciated in accordance with the established procedure (Appendix 2 to the present Regulation). Accounts department and persons in charge control the correspondence between the records in the bill and inventory sheets.

The retirement of the objects at the cost of up to RUR 10 000 is drawn up by "The Act of retirement of fixed assets at the cost of up to RUR 10 000", according to the suggested form (Appendix 2 to the present Regulation).

5.3.4. Amortization of the following objects is not accrued:

- housing resources (par.17 PBU 6/01);
- objects of external accomplishment (par.17 PBU 6/01);
- productive cattle (par.17 PBU 6/01);
- perennial plantations (par.17 PBU 6/01);
- lands (par.17 PBU 6/01);
- objects of nature management (par.17 PBU 6/01);
- fixed assets, received before 01.01.2000 under contracts of donation and gratis in the process of privatization;
- books, brochures and other editions.

5.3.5. The process of amortization accrual can be interrupted by the decision of the director of the affiliated company in the period of restoration (repair, modernization, reconstruction) of the objects of fixed assets, that lasts more than 12 months, and in case of their temporary closing-down for the period of more than 3 months under the order of the JSC "Kuzbassenergo" (par.23 PBU 6/01).

5.3.6. Accrued amortization of the objects of fixed assets of production purposes under the account credit 02 "Depreciation of fixed assets" control account "Accrued amortization" is sent to finance capital investments of production purposes as a record in debit of account 02 "Amortization of fixed assets" control account "Accrued depreciation" from credit 02 "Amortization of fixed assets" control account "Amortization of capital investments".

The off-balance account with the acceptance (transfer) of the funding source among the affiliated companies under off-balance aviso is kept, when nesting at the cost of inter-branch amortization redistribution

5.4. The procedure of accounting and financing of the repair of fixed assets.

5.4.1. For a current fiscal year the reserve for repair work is created on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" at the rate established by the estimate of expenses of the annual standard of repair cost, including it into production costs monthly (accounts 23, 25, 26) at the rate of 1/12 of annual estimate. The reserve is created to include expenses for all types of repair work of fixed assets of production purposes into production costs.

At year end the adjustment of the repair reserve is performed:

- *extra reserved money for the repair of fixed assets (as a result of inventory taking) is reversed an entry.*
- *in case of stress of reserve money for repair of fixed assets, extra charge takes place under debit of accounts of the records of production costs and on account credit 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes".*

Account of repair expenses is carried out separately according to the types of repair (thorough repairs and current repairs) and methods of carrying out (contract and household).

All the expenses for repair of fixed assets of production purposes, carried out with the help of:

- *household method – are accounted object by object on account 23 "Auxiliary processes" under control accounts "Thorough repairs of fixed assets using the household method" and "Current repairs of fixed assets using the household method". Later they will be put in corpore into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" every month.*
- *contract method – are put in corpore from account credit 60 "Settling with suppliers and contractors" on the corresponding control accounts into debit of account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes"*

In case of stress of reserve money for repair of fixed assets (including leasehold assets) of production purposes, debit balance on account 96 "Forthcoming expenses reserves", control account "Reserve for repair of fixed assets (including leasehold assets) of production purposes" is mentioned in the line of the balance "Other production costs and resource" at the end of month

Expenses for repair of fixed assets of non-production purposes are charged off from the credit of corresponding control accounts of account 23 "Auxiliary processes" or account 60 "Settling with suppliers and contractors" into debit of account 29 "Attendant production and households".

с поставщиками и подрядчиками" по мере проведения ремонта без создания резерва.

5.5. Account of intangible assets.

5.5.1. Intangible assets include the objects of intellectual property under all implemented terms, mentioned in par.3 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n)

5.5.2. To be taken on accounting the objects of intangible assets are valued in the following ways:

a) intangible assets acquisition subject to payment – at the rate of actual expenses of the Company for the acquisition of the assets, defined in accordance with par.6 PBU 14/2000 " Account of intangible assets"(The Order of Ministry of Finance of the RF from 16.10.2000 № 91n), collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

b) creation of intangible assets by the Company itself – at the rate of actual expenses for creation and production except for value added tax and other refundable taxes, collected preliminarily on account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets"(par.7 PBU 14/2000);

c) deposition of intangible assets in authorized capital – in pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF (par.9 PBU 14/2000).A preliminary record is made in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" in correspondence with account 75 "Settling with founders". The expenses connected with deposition of intangible assets in authorized capital are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets";

d) non-repayable donation of intangible assets from legal and natural persons - at the common rate at the date of posting. A record in debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets" from account credit 98 "Revenue of next periods" is made. The expenses connected with non-repayable donation of intangible assets are mentioned as well on debit of account 08 "Investments in non-circulating assets", control account "Acquisition and creation of intangible assets". The information about the prices, established at the date of taking on accounting, is confirmed authentically or by examining.

By depreciation accrual of such intangible assets at the same time at the rate of accrued depreciation the records are made on debit of account 98 "Revenue of next periods" in corresponding analytics and account credit 91"Other receipts and expenditures" in non-disposal revenue;

e) acquisition of intangible assets under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or being subject to transfer by the Company, set reasoning from the price that is fixed by the Company for similar values in similar circumstances (par.11 PBU 14/2000);

f) the cost of intangible assets is the contract value; the assets received under contracts of exchange which fix the contract value of exchanged property;

5.5.3.Depreciation of all groups of intangible assets is carried out with the linear method, based on the standards calculated on the basis of the period of the effective use of the objects of intangible assets, using account 05 "Depreciation of intangible assets" (par.15, 16, 21 PBU 14/2000);

5.5.4. The period of the effective use of intangible assets is defined independently when the object is taken on accounting, reasoning from the expected period of use of an object, when it is possible to collect revenue. The expected period of the effective use should not exceed the period of validity of a patent, a licence and other legal documents and limits on the use of the objects of intellectual property according the present legislation of Russian Federation (par.17 PBU 14/2000).

If it is impossible to define the period of the effective use of intangible assets, the standards of depreciation charges are set counting on 20 years (but it should not exceed the period of functioning of the Company).

5.6. Lease of fixed assets

5.6.1. The leased property is mentioned apart in accounting. All the leased property expenses are carried out on account 90 "Selling". Depreciation of leased property is mentioned on account credit 02 "Depreciation of fixed assets" and debit of account 90 "Selling".

Full payback of the objects (including local taxes: acre-shot, tax on property, etc.) should be provided in lease contracts.

5.6.2. Account of leased fixed assets is kept on off-balance account 001 "Leased fixed assets" according to the valuation, fixed in lease contracts. Analytic account is kept regarding lessors and every object of leased fixed assets.

5.6.3. Lease contract defines the period of leasing of fixed assets, the amount of rental fee, the terms of the keeping and repair work, valuation changes as a result of thorough repairs, and procedure of settlements.

5.6.4. The property, purchased for leasing and profit earning, is mentioned in accounting on account 03 "Income investments in stocks of materials and capital equipment".

5.7. Account characteristics of the investments in non-circulating assets.

5.7.1. Running expenditures on the CCO capital construction objects) ((wage cost, travel expenses) are covered at the expense of the funds, aimed at financing of capital construction and included in the inventory cost of exploited objects (par.1.4. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160).

5.7.2. Every month running CCO expenditures of the executive body are distributed among the affiliated companies pro rata average monthly expenditures (AME) volume of affiliated companies in accordance with the coefficient, calculated as in the ratio of AME volume of an affiliated company for the reporting month and total AME volume of the Company for this month.

5.7.3 Capital construction expenses are included in inventory cost of objects of capital investments at taking them on accounting. They are classified by par.3.1.7. of the Regulation on accounting of long-term investments, confirmed by the Order of the Ministry of Finance of RF from 30.12.93 №160 as the expenses not leading to the increase in the cost of fixed assets.

5.7.4. If the Company has shares when the construction is under way, the transfer of monetary funds or property to the chief builder on the basis of share holding is reflected as a accounts receivable of this construction by the record in debit of corresponding control account of account 76 "Settling with various debtors and creditors" in correspondence with accounts of accountability of monetary funds or property.

When the construction (or it's part) comes to an end the corresponding expenses are taken on account by the record from account credit of the corresponding control account 76 "Settling with various debtors and creditors" in debit of account 08 "Investments in non-circulating assets", control account "Construction of the objects of fixed assets".

5.7.5. If the Company is the chief builder, the money, received from the builders who have shares, is mentioned as money for purpose financing on debit of account 86 "Purpose financing" in correspondence with accounts of accountability of monetary funds or property.

55.7.6. Account of NIOKR in the Company is carried out in accordance with the Regulation on accounting "Account of expenses for research engineering, development and technological activity" (PBU 17/02).

The expenses for research engineering, development and technological activity are recognized in accounting if:

- ***The sum of the expense can be defined and confirmed;***
- ***There is documentation that proves execution phase;***
- ***The results of the activity used in production and operation will lead to revenue in future;***
- ***The use of results of research engineering, development and technological activity can be demonstrated.***

The expenses for NIOKR are mentioned in accounting on account 08 "Investments in non-circulating assets" (par.5 PBU 17/02).

The expenses for NIOKR, which results are subject to legal safeguard and drawn up in accordance with legislation order (patents, licenses and other documentation are received to attest the exclusive right of the Company to possess the results of NIOKR), can be considered intangible assets at the account 04 'Intangible assets" (par. 4 PBU 14/2000).

The expenses for NIOKR , which results are not drawn up in accordance with established procedure, are charged off from account credit 08 "Investments in non-circulating assets" for the expenses for usual activities using the linear method during the fixed period (par. 11 PBU 17/02).
The period of charging off the expenses for NIOKR is set within 3 years.

The expenses for NIOKR, which results were not satisfactory, and the results of NIOKR which use was stopped, are drawn up by the decision of PTO of an affiliated company.

The decision can be viewed by the service of PTO of the executive body and with the written permission of the technical director. The expenses are charged off at a time in non-disposal expenses of the reporting period.

5.7.7. The objects of incompleted capital construction, which construction was stopped and won't be carried out because of lack of funds in future, exposed to revaluation, the cost of revaluation is transferred from account credit 84 "Surplus earnings (dead loss)" in debit of account 83 "Surplus capital" and as a record from account credit 08 "Investments in non-circulating assets" in debit of account 91 "Other receipts and expenditures" in the sum of actual expenses incurred.

The charge off the objects of incompleted construction is carried out on the basis of the regulatory document (order, instruction, etc.), prepared by OKS of the executive body with the explanation of the reasons for charging off on the basis of the letter of inquiry of the affiliated company about charging off and inventory carried out.

5.8. Inventory accountability

5.8.1. Inventory includes assets:

- *for being used as raw material, materials, etc. in the process of production, in execution phase and rendering of service, repair work of fixed assets, building and assembly jobs, cultural and educational needs;*
- *aimed at being sold (finished commodity);*
- *aimed at being used as means of labour during the 12-month period;*
- *aimed at being used by the Company for meeting its administrative needs.*

5.8.2.Inventory, tools and household fixings used less than for 1 year-period are included in inventory on account 10 "Materials".

5.8.3. The stock-list number, worked out for a definite name of inventory, is taken as an accounting unit.

5.8.4. Taking on accounting of the inventory, its valuation is carried out in the following ways:

- *acquisition subject to payment – the sum of actual expenses for acquisition except value added tax and other taxes compensated from the budget, defined in accordance with par.6, 11 PBU 5/01 (the Order of the Ministry of Finance of RF from 09.06.2001 № 44n), with the glance of the regulations of par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" with the glance of interests and other expenses for borrowed current assets;*
- *making by own strength – reasoning from actual expenses, connected with the production of the inventory. Account and formation of inventory expenses is carried out in the order, established to define the net cost of applicable types of production (par.7 PBU 5/01);*
- *invested in authorized capital – reasoning from pecuniary valuation, coordinated by founders (members), if nothing else is provided by the Legislation of RF , with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation, according to par.6 PBU 5/01 (par.8, 11 PBU 5/01);*
- *received gratis or under the contract of donation, left from retirement of fixed assets and other property and posting of the inventory, revealed as surplus as a result of inventory taking – reasoning from current market cost considering the posting date with the glance of actual expenses for the delivery of the inventory and putting it in conditions for operation (par.9, 11 PBU 5/01).*
- *received under the contracts, providing for discharge of obligations (payment) with non-monetary funds – at the cost of values, transferred or subject to transfer to the Company, fixed reasoning from the price that is fixed by the Company for similar values in similar circumstances. If it is impossible to define the cost of assets, transferred or subject to transfer to the Company, the cost of the inventory, received by the Company under the contracts, providing for discharge of obligations (payment) with non-monetary fund, is defined reasoning from the price, that is more suitable for acquisition of similar inventory in similar circumstances. The actual cost price of the inventory includes actual expenses for the delivery of the inventory and putting it in conditions for operation in accordance with par.6, 10, 11 PBU 5/01;*
- *The cost of the inventory, received under the contracts of exchange, which fix the contract value of the exchanged property, is the fixed contract value.*

5.8.5. The evaluation of the inventory, which cost is evaluated in foreign currency at the moment of acquisition, is estimated in rubles at the rate of exchange fixed by the Central Bank of RF on the day of taking the inventory on accounting.(par.15 PBU 5/01).

5.8.6. The inventory received by the Company without calculated-paid documents (non-invoiced deliver) are taken on discount at the price fixed in the contract. If the price is not fixed in the contract, in order to fix it and the amount of payment or account payable, the price, used by the Company in similar circumstances with similar inventory, is tagged (par.6.1. PBU 10/99). After calculated-paid documents are received, the difference between the actual cost of inventory and its valuation at the moment of taking on discount is included in the same expenses accounts the inventory was charged off, and in the balance of the inventory at the store pro rata its volume.

If calculated documents of non-invoiced delivers were received a year later after the annual accounting had been performed, it means that:

a) account cost of the inventory is not changed;

b) the rate of value added tax is used in accounting in accordance with established procedure;

c) settling with a supplier is being adjusted, the difference between account cost of the inventory and its actual cost is charged off in the month, when the calculated documents were received:

- cost decrease of the inventory is mentioned on debit of account 60 "Settling with suppliers and contractors" and account credit 91 "Other expenses";

- cost increase of the inventory is mentioned on debit of account 91 "Other expenses" and account credit 60 "Settling with suppliers and contractors" (par.41 of Methodical Instructions on the inventory accounting (confirmed by the Order of the Ministry of Finance of RF from 28.12.2001 № 119n).

5.8.7. Merchandise bought for sale by retail are accounted at the value of sales on account 42 "Trading extra charge" (par.13 PBU 5/01). The amount of extra charge, falling at the remains of unrealised products, is fixed reasoning from the percentage of the cost of retired products to the cost of the accounted ones.

5.8.8. Merchandise bought for selling in wholesale are accounted at the acquisition cost with the glance of the expenses for provision and delivery of the products to the stores (bases) till the moment they come into the market (par.13 PBU 5/01).

5.8.9. The inventory, owned by the Company, but being delivered, or transferred to a customer to pawn, is taken on discount in value, fixed in the contract with sequential adjustment of actual cost (par.26 PBU 5/01).

5.8.10. The account of purchased fuel for energy generation is carried out at actual cost and includes: the fuel cost according to the bills of suppliers, including discounts (extra charge) because of poor (good) quality, the payment for other services provided by the supplier and commodity exchange, railway rate quotation of fuel from the shipment place to the station of destination and from the station of destination to discharge arrangements, other expenses according to par.6, 11 PBU 5/01, except the expenses of fuel-shipping department.

The expenses of fuel supply workshop for unloading, warehousing and intraoffice transference of fuel from the stores and fuel delivery for meeting technological needs are not included in the net cost. They are referred to the expenses for power generation of TTTS (par.4.7. of Methodical Instructions on fuel account at heat power plants RD 34.09.105-96).

5.8.11. On putting the inventory (except the products accounted at value of sales) in production and other type of retirement the valuation is appraised at average net cost of each type of inventory.

The average valuation of actual cost of the materials released in production or charged off for other purposes, is estimated by the defining of the actual cost of the material at the moment of its release (sliding valuation).

5.8.12. The putting into production (operation) of the inventory holdings is drawn up as a blading according to form M-11 for intraoffice transference (from one advance holder to another one).

The charging off the inventory in production, except for construction materials, is carried out on the

basis of the act of charging off the equipment and other types of the inventory in suggested form (Appendix № 2 to the present Regulation).

The charging off the inventory in production is carried out on the basis of the act of charging off the inventory in suggested form with simultaneous drawing up the blading according to form M-11 for putting in production (Appendix № 2 to the present Regulation).

5.8.13. The account of special tools, special devices, special equipment and working clothes is carried out in the Company in accordance with the Methodical Instructions on accounting of special tools, special devices, special equipment and working clothes, confirmed by the Order of the Ministry of Finance of RF from 26.12.2002 № 135n..

The list of the means of labour accounted as special tools, special devices, special equipment, used for carrying out non-standard operations (par.2 of the Methodical Instructions), is defined by the affiliated company independently reasoning from the peculiarities of the engineering procedure.

When defining the composition and groups of special equipment one should take into account the All-Russian classifier of fixed assets OK-013-94 (confirmed by the Resolution of the State Committee on standards, metrology and inspection certification from 26.12.94 № 359), and the All-Russian classifier of types of economic activity, production and services OK-004-93(confirmed by the Resolution of the Government standard of RF from 06.08.93 № 17).

Special equipment, working clothes and other means of man-to-man defense, regardless of their cost and the period of effective use, is referred to the means put into circulation (par.50 "The Regulation on bookkeeping of RF", confirmed by the Order of the Ministry of Finance of RF from 29.03.2000). These means are mentioned in control accounts 10.10 "Special equipment and working clothes at the store" and 10.11 "Special equipment and working clothes in use", open to the balance account 10 "Materials".

Bedding, tools aimed at carrying out the standard types of production (par.4 of the Methodical Instructions) and other inventory included in the means put into circulation are mentioned in account 10.9 "Inventory and household equipment"

Working clothes and other means of man-to-man defense, special equipment which can be used up to 12 months, according to the standards, are charged off in debit of accounts of expenses for production at the moment of its transference to the workers of the Company (par.21 of the Methodical Instructions)

The charge off the given working clothes, other means of man-to-man defence etc. is carried out on the basis of the act on charging off according to form MB-8 with simultaneous drawing up the blading according to form M-11 for putting in production.

If the period of operation is more than 12 months, the cost of working clothes and other means of man-to-man defense etc. is covered with the linear method reasoning from the periods of the effective use (par.26 of the Methodical Instructions).

To get working clothes, other means of man-to-man defense etc. aimed at long-term use, a worker must sign in worker's personal card (form MB-2) and in the list accounting the issue of the working clothes, other means of man-to-man defense etc. (form MB-7).

The cost of special equipment is covered with the linear method reasoning from the actual cost of the object and standards reasoning from the periods of the effective use of the object (par.24 of the Methodical Instructions). The period of the effective use of special equipment in affiliated companies is set by the permanent Commission individually for each type of special equipment.

The charge off the special equipment and working clothes is carried out in case of actual retirement (obsolescence, depreciation, selling, gratuitous assignment, investment in authorized capital of other companies, disposition in case of an emergency etc.).

5.8.14. The charge off the inventory delivered under the contract of donation or gratis is carried out on the basis of the basic document on the release of materials (the blading on the release of materials, of form M-15, the instructions on the release of materials or the order on the release of materials and "the Act of gratuitous reception- assignment of the inventory" (Appendix № 2 to the present Regulation). The materials are charged off in accordance with par.5.8.11 of the present Regulation. The cost of the donative materials is referred to the finance results of non-realized expenses (par.12 PBU 10/99 "The expenses of the Company" from 06.05.1999 № 33n, par.132 of "The Methodical Instructions on the inventory accounting" from 28.12.2001 № 119n (version of 23.04.2002).

5.8.15. Actual reserves of coal, mazut and other stock of materials are created according to the standards, confirmed by the directors of the Company. It is connected with the seasonal nature of production and energy supply.

5.8.16. The inventory, unloaded by the supplier and had not been delivered at the stores of the Company, which became the property of the Company (regardless of the fact of payment), is mentioned as the inventory that was not delivered at the end of the month.

5.8.17. The reception and posting of the materials is carried out by putting on the documents of the supplier a stamp with essential elements of the posting order (account, blading) (par.49 of "the Methodical Instructions on the inventory accounting" from 28.12.2001 №119n (version of 23.04.2002) and not by the drawing up the posting order (form M-4) if there is no discrepancy between the data of the supplier and actual data (quality and quantity).

5.8.18. The reception, storing, control and issue of ethyl alcohol is carried out in order provided by " Instruction on reception, issue, transportation and control over ethyl alcohol", confirmed by the Ministry of food industry of the USSR 25.09.85 (from here- Instruction). This Instruction covers all the types and kinds of ethyl alcohol regardless of the way of its purchase and the purpose of further use.

The reception and posting of ethyl alcohol is carried out in anhydrous calculus (in decalitres) on the basis of the Act of the form № P-24 "About the shipping and acceptance of ethyl alcohol" (Appendix № 7 to the Instruction) with the glance of data about the actual quantity of ethyl alcohol, received as a result of measuring conducted by the company officials and mentioned in the section of the Act.

The issue of ethyl alcohol to production departments and laboratories is carried out in accordance with par.2.1. of the Instruction and drawn up as a requisition according to form № P-29 to the Instruction).

The results of acceptance and issue of ethyl alcohol carried out on the basis of corresponding posting and expenses documents are fixed in the log book of the measuring of ethyl alcohol according to form № P-23 (Appendix №4 of the Instruction), conducted by the official who is responsible for the acceptance, issue and storing of ethyl alcohol.

In accordance with the requirements of par. 2.6. of the Instruction production departments and laboratories keep records of supply and consumption of ethyl alcohol every day in the book where they fix the name and the number of industrial operations and analysis, the quantity of consumed ethyl alcohol for each operation and for a day.

The rest of ethyl alcohol at the beginning and at the end of the month is shown according to the inventory taking, that is conducted in accordance with section 6 of the Instruction on the first day of each month. The results of the inventory taking are drawn up as the acts according to form №P-27 (Appendix № 21 to the Instruction).

The declarations "About the volume of output and circulation of ethyl alcohol out of food raw material" are shown quarterly by the Company to the rating authorities and executive authorities, granted a license of this type activity, according to appendixes 2 and 7 to the Resolution of the Government of RF from 25.05.99 № 564 "About the approval of the Regulation on avowal of the production and circulation of ethyl alcohol, alcoholic and spirit-based products".

5.9. Account of financial investments.

5.9.1. The account of financial investments in the Company is carried out in accordance with PBU 19/02 "Account of financial investments", confirmed by the Order of the Ministry of Finance of RF from 10.12.2002 № 126n.

5.9.2. The financial investments of the Company include (par.3 PBU 19/02):

- *state and municipal securities, securities belonging to other companies, including debt securities which fix the date and the cost of acquittance (bonds, bill of credits);*
- *investments in authorized capitals of other companies (including subsidiaries and dependent companies);*
- *loans granted to other companies;*

- ***deposit investments in lending agencies;***
- ***accounts receivable acquired on the basis of assignment;***
- ***investments under the contracts of joint adventure etc.***

5.9.3. Accounting of financial investments is carried out on account 58 "Financial investments" with the division of the investments on short-term and long-term, according to the application date (maturity date) and the intentions:

- long-term investments, when the schedule data of the application (maturity) date is more than one year or the investments are made to collect revenue for more than a year;

- short-term investments, when the schedule data of the application (maturity) date is less than one year or the investments are made without the intention to collect revenue for less than a year;

5.9.4. Financial investments are taken on accounting at original cost. The original cost of financial investments, purchased subject to payment, is the sum of actual expenses of the Company for their acquisition, except for value added tax and other compensated taxes (except cases provided by the Legislation of RF about taxes and tallage).

Actual expenses for acquisition of assets in the capacity of financial investments are:

- ***the sums paid to a saller in accordance with the contract;***
- ***the sums paid to the companies and other persons for information and consultation services connected with the acquisition of the mentioned assets;***
- ***the bonuses paid to mediator companies or another person through whom the assets were bought in the capacity of financial investments;***
- ***the expenses of the received loans and lending, made before financial investments are taken on account, at the acquisition of financial investments at the expense of borrowed current assets (par.15 PBU 15/01 "Account of loans and lending and the expenses for their operation" confirmed by the Order of the Ministry of Finance of RF from 02.08.2001 № 60n);***
- ***other expenses connected with the acquisition of the assets in the capacity of financial investments.***

Actual expenses for the acquisition of the assets in the capacity of financial investments are defined according to the differences in sums if the payment is in rubles and makes the sum equivalent to the sum in foreign currency, before the assets in the capacity of financial investments are taken to the account.

5.9.5. The original cost of finance investments made in the authorized capital of other companies is the pecuniary valuation, coordinated among the founders (members) of the companies, if nothing else is provided by the Legislation of RF.

At payment of the deposition in the authorized capital with non-monetary funds on account 58 "Financial investments" the depreciated cost of transferred objects is mentioned. At the reception of the deposition in the authorized capital with non-monetary funds on account 80 "Authorized capital" the pecuniary valuation of the transferred objects coordinated by the founders is mentioned; account 58 "Financial investments" of the founder and account 80 "Authorized capital" of the receiving party will have different cost valuation.

5.9.6. The original cost of the loans given to other companies is the sum of actual transferred monitory funds or the book cost of the property, if the loan presents the property (non-monitory funds).

5.9.7. The original cost of the financial investments, deposition under the contract of joint adventure is the pecuniary valuation coordinated by the partners of the joint adventure.

5.9.8. The original cost of the financial investments acquired under the contracts providing for discharge of obligations (payment) with non-monetary funds is the cost of assets, transferred or being subject to transfer by the Company.

The cost of the assets , transferred or being subject to transfer by the Company, is set reasoning from the price that is fixed by the Company for setting similar costs in similar circumstances.

If it is impossible to set the cost of the assets transferred or being subject to transfer by the Company, the cost of the finance investments received by the Company under the contracts providing for discharge of obligations (payment) with non-monetary funds is set reasoning from the cost of acquisition of similar finance investments in similar circumstances.

5.9.9. The original cost of the financial investments received gratis such as securities is:

- the *current market cost on the day of the taking on account. The current market cost of securities is their market price calculated in accordance with established procedure by the trade organizer at the equity market;*

- the sum of pecuniary valuation that can be received as a result of received securities sale on the day of their taking on account – for the securities which are not taken into account when the trade organizer at the equity market does not calculated the market price.

5.9.10. The finance investment which help to set in accordance with established procedure the current market cost are mentioned in accounting at the end of fiscal year at the current market cost by the adjustment of their valuation on the previous fiscal date. The mentioned adjustment is carried out quarterly.

The difference between financial investments valuation at the current market cost on the fiscal date and the previous financial investments valuation is referred to the financial results (composed of operational receipts and expenditures).

Financial investments which do not set the current market cost are mentioned in accounting on the fiscal date at the original cost.

If on the fiscal date the current market cost of the object of financial investments, earlier valuated at the current market cost, the current market cost is not set, such an object of financial investments is mentioned in accounting at the cost of its last valuation.

5.9.11. The original market cost of debt securities which do not set the current market cost is not made into the principal value (par.22 PBU 19/02 "Account of financial investments" from 10.12.2002 № 126n).

5.9.12. On the retirement of the asset, taken on accounting in the capacity of financial investments, that does not set the current market cost its cost is defined reasoning from the original cost of each unit of the accounting of financial investments (par.26 PBU 19/02).

5.9.13. On the retirement of the assets taken on accounting in the capacity of financial investments, which define the current market cost, their cost is defined reasoning from the last valuation.

5.9.14. The valuation of financial investments at the end of the fiscal period is carried out at the original cost of each unit of the accounting of financial investments and at the current market cost (par.32 PBU 19/02).

5.9.15. According to par.6 PBU 19/02 in the analytical account the following information about state securities taken on accounting and securities belonging to other companies is given:

- name of the Issuer (Company);

- name of the securities;

- number, series etc.;

- nominal price;

- buying price;

- expenses for the acquisition of securities;

- total amount;

- date of purchase;

-date of sale and other retirement;

- storing place.

5.10. Account of the foreign currency transactions and payments in conventional units.

5.10.1. The property and liabilities which cost is expressed in a foreign currency, are taken on accounting in ruble valuation converted according to the rate of exchange of the Central Bank of RF on the date of the conducting of a transaction; for drawing up of the accounting – according to the rate of exchange of the latest in the accounting period quotation of rate of the Central Bank of RF (par.3, 6 PBU3/2000).

5.10.2. The ruble valuation of the property (fixed assets, intangible assets, long-term securities, inventory)

purchased at foreign currency and posted at the original cost or at the sum of actual expenses for the purchasing (par.9 PBU 14/2000) is not counted over at the drawing up of the accounting.

5.10.3. The differences in rates of exchange arisen as the difference between the ruble valuation of the property or the liability which cost is expressed in a foreign currency calculated at the rate of exchange of the Central Bank of RF on the date of the discharge of liabilities of payment or on the reporting date of the drawing up of the accounting for the reporting period, and the ruble valuation of the property or the liability calculated at the rate of exchange of the Central Bank of RF on the date of the taking them on accounting in the reporting period or on the reporting date of the drawing up of the accounting for the previous reporting period, are referred to on account 91 "Other receipts and expenditures" in the list of non-disposal revenue (expenses) as far as they appear (par.13 PBU 3/2000).

5.10.4. The differences in sums arisen at the settlement for the inventory, performed work, services rendered which cost is expressed in conventional units are included in the expenses for purchasing of the mentioned assets and reflected on the accounts of the inventory and expenses account till the moment of their posting. The differences in sums arisen after the posting of the inventory, performed work, services rendered are referred to on account 91"Other receipts and expenditures" in non-disposal revenue (expenses) as far as they appear.

5.10.5. The differences in sums arisen at the settlement with the banks at the purchase (sale) of a foreign currency at the rate of exchange different from the rate of the Central Bank of RF is referred to on account 91"Other receipts and expenditures" in non-disposal revenue (expenses) as far as they appear.

5.10.6. The differences in sums arisen at other taking (fines, penalties, forfeits), connected with the implementation of the economic contracts, are referred to on account 91 "Other receipts and expenditures" in non-disposal revenue (expenses) as far as they appear".

5.11. The account of the transactions on the settlement accounts.

5.11.1. The settling with debtors and creditors is reflected in the accounting in the sums from the entries and acknowledged by the Company as the correct ones (par.73 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance from 29.07.1998 №34n).

The sums on the settling with the banks and the budget are coordinated with the applicable companies, the reservation of the undetermined sums on the balance is not admitted (par.74 of the Regulation on the bookkeeping of RF (the Order of the Ministry of Finance of RF from 29.07.1998 №34n).

5.11.2. The settling with debtors and creditors is reflected on the applicable accounts provided by the Unified work plan of the accounts of bookkeeping of the Company in accordance with the requirements of timeliness and comprehensiveness of the accounting.

5.11.3. In accordance with the admission of time certainty of economical activity facts, the accounts receivable and the bill payable are created in the current accounting in the reporting period when the applicable facts of the economical activity took place, regardless of the actual time of intake or pay-out of the monetary funds connected with these facts (par.6 of the Regulation on the accounting "Account policy of the Company" PBU 1/98 (the Order of the Ministry of Finance of RF from 09.12.1998 № 60n).

5.11.4. The sums received from the customers in the form of Available Funds are reflected on account credit of the applicable control of account 62 "Settling with buyers and customers".
Discharge of liabilities by the discount of the counter claim, including the transient supply, is reflected according to debit of account or account credit of the applicable expenses account.

5.11.5. The discharge by the discount of the counter claim (art.410 of CC of RF) is defalked on the following terms:

- *the actual existence of counter debts, admitted and unchallenged by the parties;*

- *the uniformity of the counter claims, that means the comparability of the debts and the possibility of bringing them to the equivalent (pecuniary valuation);*
- *the date of the discharge of liabilities has come, or it is not indicated or fixed by the moment of claiming;*
- *the absence in the text of the contract of the term about the inadmissibility of the discount sequential from this contract.*

5.11.6. The discount of the mutual claims is defalked both by the agreement of the parties and on the unilateral basis with informing of the other party, after the revise of the mutual debts and drawing up of the act of the account revise (in the optional form specifying all the requisites needed for the mutual discounts), signed by the plenipotentiaries of the parties.

If the amounts of counter debts differ, the debt which amount is bigger is discharged only in an applicable part, all the rest remains without changes.

5.11.7. Reasoning from par.5.11.5, 5.11.6. of the present Regulation the suppliers liabilities discounts which are not grounded by calculated-paid documents (non-invoiced delivery) are not defalked till calculated-paid documents are received and the factual rate of the bill payable is defined on their basis.

5.11.8. The discounts are not defalked if by the application of the alter the term of actional prescription is subject to the claim and this term is expired (art.411 of CC of RF).

5.11.9. The change of the persons in the liability under the assignment contracts is reflected in the accounting in the following way:

- *on the assignment of debt to the Company and affiliated companies, for example of the debtors-energy consumers to the affiliated company Energosbyt, the original debtor is substituted for a new debtor if the Company agreed to assign the debt with the reference to the requisites of the principal contract and the requisites of the assignment agreement (par.1 art.391 of CC of RF). The energy debt is reckoned in corpore in the new debtor account, it means that the original liability is not considered to be fulfilled;*
- *on the assignment of debts by the Company to the other person, the Company debt to the creditor is cut off. The Company debt to the creditors is written off if the creditor agrees to assign the debt to the new debtor with the reference to the requisites of the principal contract and the requisites of the assignment agreement;*
- *on the assignment of debt of the Company or its affiliated companies to the new creditor, it's reflected in the accounting only after the debt notification of the assignment of debt of the original creditor to the new creditor had been received. The bill payable to the new creditor is still reckoned in corpore in the account of the Company; it means that the original liability is not considered to be fulfilled;*
- *on the assignment of debts by the Company to the other person, the accounts receivable to the Company are cut off. In the account the accounts receivable on the interests are reflected as a record on debit of the applicable control account of account 62 ""Settling with buyers and customers" in the correspondence with the applicable control account of account 91 "Other receipts and expenditures". The debt of the previous debtor is written off from the balance of the Company at the assignment in accordance with the terms of the assignment contract as a record on debit of the applicable control account of account 91 "Other receipts and expenditures" with the simultaneous charge of VAT to be paid in the budget (ch.21 art.167 par.3 of IRC of RF; art.382 par.2 of CC of RF).*

5.11.10. The own, bank and third party's bills of credit are used in the accounts only through the executive body of the Company.

5.11.11. The drawn own bills are reflected in the accounting on account 60 "Settling with suppliers and contractors" in the applicable analytics in the inner correspondence or in the correspondence with debit of account "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the bill payable.

On getting the aviso of the executive body about the bill drawing the affiliated company withdraws a bill payable, the applicable sums of VAT (except for VAT on capital investments) are transferred from account 19 "Value added tax on acquired values" to the balance of the executive body of the Company:

- *to deduction at computation in the part of expenses accepted for profit tax computation in the same month (par.1 art.170 of IRC of RF);*

- In the part of expenses for capital investments – from the moment of depreciation of the commissioned object (par.5 art.172 of IRC of RF) with the copies of invoices and acts of objects commissioning attached, certified in accordance with established procedure.

The acceptance to deduction of VAT sums on the acquired values, the bill was transferred to pay for, is carried out in the executive body at the moment of the payment of the own bill with monetary funds.

The handing over of the own bills in pawn to discharge a liability to the creditors is reckoned on the off-balance account 009 "Discharge of liabilities and payment security" with the analytical breakdown of the pawnbrokers.

5.11.12. The acquired bills (own debtors' bills) are reckoned in the accounting at bill sum with a glance of the interests owed according to the issue of bill terms under debit of account 62 "Settling with buyers and customers" in the applicable analytics in the inner correspondence or in the correspondence with account 79 "Internal accounts on current transactions" of the affiliated company, that received the bill to meet the accounts receivable. On getting the aviso of the executive body about the bill acquisition to pay the accounts receivable the affiliated company withdraws the accounts receivable, the applicable sums of VAT on shipment are transferred to the balance of the executive body of the Company:

VAT, owed to be paid in the budget, is reflected in the accounting of the executive body at the moment of payment of a bill with monetary funds or transfer of goods (execution phase, rendering of services) on account of the payment of this bill (par.41.4 of the Methodical recommendations on use ch.21 "Value added tax" of IRC of RF from 20.12.2000, № BG-3-03/447, version of 26.12.2003).

5.11.13. The handing over of the acquired bills (own debtors' bills) to pay the bill payable is reflected in the accounting as a sale of rights of property by a record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with account 91 "Other receipts and expenditures" of the applicable control account. The accounts receivable to the Company or its affiliated companies, the bill was acquired to pay for, is written off from the balance by the record on account credit 91 "Other receipts and expenditures" of the applicable control account with simultaneous VAT charge owed to be paid in the budget.

5.11.14.. The acquired bills , including the bills acquired under the endorsement (bank and third party's bills) are reckoned at the rate of actual expenses for acquirement (acquisition) defined in accordance with par.5.9.4. of the present Regulation under debit of account 58 "Financial investments" on the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

If the bill is received to pay the accounts receivable to the Company or its affiliated companies, the accounts receivable is liquidated by the record on the applicable control account of account of the accounts receivable in the correspondence with debit of account 76 "Settling with various debtors and creditors" which reckons the bill payable for the received bill with simultaneous VAT charge owed to be paid in the budget.

If such a bill pays the accounts receivable of the affiliated company, the record is made on debit of control account of account 76 "Settling with various debtors and creditors" which reckons the bill payable for the received bill in the correspondence with account 79 "Internal accounts". On getting the aviso the affiliated company withdraws the accounts receivable by the record on account credit of the account of the accounts receivable in the correspondence with account 79 "Internal accounts", with simultaneous VAT charge owed to be paid in the budget.

5.11.15. The handling over of the bank bill or the third party's bill to pay the bill payable is reflected in the accounting as the property sale by the record on debit of account 62 "Settling with buyers and customers" of the applicable control account in the correspondence with the applicable control account of account 91 "Other receipts and expenditures" (Letters of the Ministry of Finance of RF from 24.06.1997 № 04-02-13, from 07.08.1998 № 04-03-05, from 30.10.1992 № 16-05/4).

The withdrawal of the bill payable is carried out by the record on debit of accounts of the account of the bill payable in the correspondence with the applicable control account 62 "Settling with buyers and customers" with simultaneous acceptance to deduction of VAT sums in accordance with procedure provided by par.2 art.172 of IRC of RF.

If such a bill pays the bill payable of the affiliated company, the record is made on debit of account 79 "Internal accounts" in the correspondence with the applicable control account of account 62"Settling with buyers and customers" which reckons the accounts receivable for the handled over bill. On getting the aviso the affiliated company withdraws the bill payable by the record on debit of account of the applicable accounts of the accounting of bill payable in the correspondence with account 79 "Internal accounts", with simultaneous acceptance to deduction of VAT sums in accordance with procedure provided by par.2 art.172 of IRC of RF.

5.11.16. The retirement of the bank bills and third party's bills from the balance at their submission to the maker for payment is reflected in the accounting under account credit 91 "Other receipts and expenditures" of the applicable control account in the correspondence with the applicable control account of account 76 "Settling with various debtors and creditors".

5.11.17. The accounts receivable with the expired term of actional prescription as well as other debts, unreal for the collection, are written off from the balance.

The unreal for the collection are:

1. The accounts receivable with the expired term of actional prescription;

2. The discharged debts in accordance with art.416, 417,418,419 of CC of RF.

3. The shortage of the property or its anientisement in excess of planned rate, as well as embezzlement loss, if guilty persons are not identified (the fact must be proved by the authorized state authority) or the court refused the recovery of damages.

4.The debts which recovery is impossible on the basis of the Federal Law of RF "About executive production".

Debt amortization is carried out on the basis of the act of debt inventory taking, the written reasoning, the order of the director of the Company on each liability at the expense of the present reserve of the shady debts, if it's not enough it is referred to the list of non-disposal expenses (par.12 PBU 10/99 confirmed by the Order of the Ministry of Finance of RF from 06.05.1999 №33n).

The written debt reasoning includes the index of the ground and the sum of the debt with the reference to the basic account documents; the ground for the debt amortization with the reference to the rules of law with the vouchers attached:

- *the copies of the basic account documents;*
- *at the settlement of a debtor:*

a) of a legal person – the extract from the unified state list of legal persons;

b) of a citizen – the death certificate;

c) other documents proving the impossibility of debt collection (the act of state authority etc.).

Debt amortization in sum up to RUR 1500 according to one liability with all necessary documents present, is carried out under the order of the director of the affiliated company.

The accounts receivable written off in view of debtor's insolvency are reflected in the balance sheet during 5 years since the moment of amortization to observe the possibility of its collection in case of debtor property status change.

The terms of actional prescription are fixed on the basis of art.195-208 of CC of RF. The term of actional prescription is interrupted by the filing of a claim in accordance with established procedure as well as by the actions of the person under obligation which prove the acknowledgement of debt. After the break the term of actional prescription opens again, the time before the break is not included in the new term.

The agreement of the parties, the acknowledgement of debt out of the terms of actional prescription as well as the change of persons under obligation can not be the ground for the change of the term of actional prescription and the procedure of its calculation.

The account of accounts receivable is organized according to the terms of actional prescription to observe par.5 art 167 of IRC of RF.

5.11.18. The amortization from the balance of the unclaimed bill payable and depositor debt with the expired term of actional prescription and under other grounds is carried out at the written permission of the director

of the affiliated company according to the standards art.195-208 of CC of RF.

The sums of the bill payable written off are referred to account credit 91 "Other receipts and expenditures" in the list of non-disposal revenues.

The sums of VAT on the bill payable written off are reckoned in the accounting and referred to debit of account 91 "Other receipts and expenditures" in the list of non-disposal expenses.

5.12. Calculation of expenditures on production.

5.12.1. Calculation of expenditures on production shall be carried out in accordance with issue II of Provisions on accounting "Company's expenses" (PBU 10/99 (Order of MF of RF № 33n dd. 06.05.1999.

5.12.2. Calculation of expenditures and calculation of the outputted energy net cost shall be carried out in separate electric plants, electric networks and in energy system as whole.

Full net cost of energy is formed by way of summation of net cost of production by electric plants, net cost of transfer and distribution in electric and power networks, cost of purchased electric power and expenses on the executive body's maintenance including expenses on management of technological process and maintenance of the separate subdivisions on energy selling.

Full net cost of effective output of electric and heat energy to consumers is an object for electric and heat energy net cost calculation.

Calculation units are 1 kw/h and 1Gcal of the effectively outputted electric and heat energy.

5.12.3. Calculation of expenditures on production and calculation of real net cost of production shall be carried out by traditional calculation way with direct expenditure accounts (20, 23,29) and indirect (25, 26). Calculation of indirect expense's accounts shall be closed in debit of accounts 20 (23) with further calculation of full real production net cost of the produced items every month.

5.12.4. Expenditures accounted on account 25 "Common production expense" shall be charged-off fully on account 20 "General production" and on account 23 "Auxiliary process" to the proper with their simultaneous distribution between the calculation's objects at the end of month:

- ***at the power stations proportionally to the standard fuel level, here expenditures of the plants participated in output of only one type of energy shall be fully referred to this type of energy;***
- ***calculation of net cost of production of auxiliary productions - proportionally to the basic salary of employees.***

Common economic expenses (except abonent payment for RAO network's using) on maintenance of the executive body including expenses on maintenance of Energy supply shall be distributed between electric and heat energy proportionally to production expenditures of electric plants and networks.

Expenditures accounted by the subsidiaries on account 26 "Common economic expenses" shall be referred to account 20 "General production", also to account 23 "Auxiliary process" and to account 29 "Auxiliary process and economy" at the end of month in cases of manufacture or production, services and works fulfillment abroad or to other subsidiaries simultaneously their distribution between the objects of calculation:

- ***calculating of net cost of production of auxiliary processes shall be referred proportionally to the shop cost of production, works and services. Thus the sum of common economy expenses accounted for production, works and services of the auxiliary and service shops (production) shall be defined due to this share of common economy expenses related to their direct production;***
- ***rest part of common economy expenses shall be refereed fully to net cost of general manufacture production (expenses on maintenance of design, technological departments and background of department's manufacture, expenses on maintenance of production laboratories, cost of different tests, researches and experiments subject to general manufacture; expenses concerned rationalization and research on general production; expenses concerned the employee's training and further training for general production; expenses concerned maintenance of watch and fire prevention; expenses concerned payment of land tax, non productive expenses concerned manufacture and supply of general production***

and other same expenses). Common economy expenses shall be distributed between electric and heat power proportionally to their shop net cost;

- common economy expenses on services rendered by auxiliary process and auxiliary production and economy)internal consumption by the subsidiary) are not referred.

5.12.5. Net cost of electric power transfer (transit) through the corresponding voltage range shall be defined by product of actual net cost of electric power transfer on corresponding voltage thought electric power plants and Energy Supply and by volume ratio of outputted energy under the transit contract on corresponding voltage to the total volume of corresponding voltage output through the network (except overflow balance to other plants) including electric power outputted under the transit contract in accordance with actual balance of electric power in the networks BH, CH1, CH2, HH.

5.12.6. Finished product (account 43) shall be reflected in accounting on actual production cost.

5.12.7. Expenses concerned production supply accounted on account 44 "Expenses on sale" shall be charged-off fully on account 90 "Sales" in reporting period (par. 9 PBU 10/99).

5.12.8. Expenses incurred in the reporting period but concerned the further reporting periods shall be reflected as future expenses (account 97):

- *holiday pays charge to the next month:*
- *subscription publication's expenditures;*
- *insurance payment charge;*
- *other expenses and payments with further equal charge-off in the related period.*

5.12.9. Expenditures on usual activity shall be classified as in articles , as in elements (par. 8 PBU 10/99).

5.12.10. Expenditures of department on stuff training of the Stuff management department shall be accounted on account 26 "Common economy expenses" separately with further transfer to subsidiaries through account 79 "Intraeconomic payments" in amount of actual expenditures distributed proportionally the volume of rendered works and services.

5.12.11.Expenses on equipment of sanitary-accommodation premises, medical premises, rooms for repose and psychological relaxation, creation of sanitary posts furnished with medicine chests composed of medicine sets subject to initial care etc., provided by the legislation in force, shall be accounted on account 25 "Common productive expenses" according to the fixed norms.

5.12.12. Expenses on preparation and holding of civil defense actions shall be accounted on account 26 "Common economic expenses" (Provisions of the Government №227 dd. 16.03.2000

5.12.13. Accounting of expenses on energy transfer at the energy plants shall be carried out apart of accounting of expenses on energy output on the separate subaccount 20.5 "Expenses on heat energy transporting".

Calculation of the transfer net cost shall be accounted apart of electric and heat power production as the separate activity.

5.12.14. Division into the Company activities shall be carried out according the single issued Order and Provisions on separate accounting over the activities.

5.13. Features of the Company's profits and losses forming

5.13.1. The Company's profits on usual activities are the following:

- *proceeds from electric and heat power sale;*

- *proceeds from increased pay to the rate on reactive power compensation (tangent Fe);*
- *proceeds received for nonrecoverable condensate;*
- *proceeds from makeup and chemical treated water sales;*
- *proceeds from other finished production of auxiliary process sales;*
- *proceeds from agricultural production sales;*
- *proceeds from rendered works (services) of industrial nature (including transit);*
- *proceeds from nonindustrial works (services) sales including profit on sale of medical services to the third parties, profit on sale of tickets in the own medical institutions (sanatorium-preventoriums) to the third parties and to own employees; profit on housing services (rent), services of preschool institution (payment for children keeping), other services of nonindustrial nature (payment for weekend tickets in the sanatorium-preventoriums, rest in tourist centers, in the pioneer camps etc.);*
- *proceeds from good's sale including retail trade (through the stores against cash, also instalment selling against salary), also wholesale trade (profit of inventory holdings sale abroad), foreign trade (export trade);*
- *proceeds from catering goods sale;*
- *earnings concerned temporary use of the Company's assets under the Lease contracts against payment (temporary use and possession).*

5.13.2. Profits on usual activity shall be defined as difference between the earnings on sale of goods, products, works and services according to the current costs and rates on electric and heat power except VAT and expenses on their production and sale approved by REC.

5.13.3. Extraordinary profits of the Company shall be declared the following types of penalties, fines and forfeits against the violation of the contract's terms and provisions;

- *electric power capacity excess;*
- *energy consumption contracted size's excess;*
- *energy consumption contracted size's underexploitation;*
- *unauthorized electrical installation's launching;*
- *nonrecover of condensate;*
- *excess of the fixed by the contract maximum hourly demand of heat energy;*
- *unauthorized water pumping;*
- *excess of the contacted volume of heat energy consumption;*
- *temperature excess of return delivery water;*
- *underexploitation of the contracted volume of heat energy consumption*

shall be reflected on account 91 "other profits and losses" in the moment of profit acceptance.

5.13.4. Social oriented expenses, i.e. additional payment to pensions, incentive pays, expenses on health-improving measures, compationate activity, maintenance of objects of social sphere and other similar expenses shall be deemed as other extraordinary expenses and shall be reflected on account 91 "Other profits and losses".

5.13.5. Sum differences over the payments with debtors-buyers arose this reporting period shall be referred to the earning increasing due to sale.
Sum differences arose after the reporting period shall be deemed as profits (losses) of the last years revealed in the reporting period in the result of re-calculations with counteragents and shall be reflected in composition of other extraordinary profits (losses) on account 91 "Other profits and losses".

5.13.6. Interests on the commercial credit granted to the buyer (customer) by the Company on terms of delay of payment including collateral note received from the customer shall be deemed as other extraordinary profits and shall be reflected on account 91 "Other profits and losses".

5.13.7. By results of inventory of accounts receivable spent at the end of fiscal year the reserves on dubious debts over the payments with debtors with the debtors and the sums of created reserves shall be refereed to the debit of account 91 "the profits and losses" in composition of operative expenses in correspondence with account 63 "Reserves on the dubious debts" (par. 11 Provisions on accounting "Company's expenses" PBU 10/99 (ed. 30.03.2001).

The reserve's size shall be defined separately by each dubious debt depending on the debtor's financial situation and appraisal of probability of a debt repayment fully or partially, also shall be limited by the Company's financial abilities.

Any debtor's debt shall be deemed as dubious debt if this debt was not paid in terms prescribed by the contract and was not ensured with mortgage, voucher of bank guaranty.

Accrued reserve shall be aimed at coverage of losses incurred due to bad debts.

The bad debt is a debt which limitation period has expired or in case of discharge owing to impossibility of its execution on the ground of the act of the State body or of the company's liquidation.

Unused reserve sum of bad debts in the fiscal year shall be added to the profits of the fiscal year together with a record in the credit of account 91 "Other profits and losses" in composition of operative expenses in correspondence with account 63 "Reserves on bad debts".

5.13.8. Energy output to the needs of plants and networks shall be reflected in accounting in appraisal of:

- output to the technological and economy needs of the main and auxiliary processes according to the specially fixed rate without reflection in the sale's volume;

- output to own capital construction and to the non industrial economy according to the fixed rates including reflection in the sale's volume.

Electric and heat power consumed by economic needs shall be included in the sale's volume but shall be transfer in aviso through account 79 "Intraeconomy payments" to subsidiaries without invoicing.

According to the "Standard instruction on electric power accounting under its production, transfer and distribution RD 34.09.101-94' (approved by General State Energy supervision department of Russia (Glavgosenergonadzor of Russia) dd. 02.09.1994), the category of economic needs of energy system involves electric power consumption by auxiliary and non industrial processes being on the balance of electric plants and electric network enterprises obligatory to main production maintenance but not tied directly with technological processes of heat and electric power production at the electric plants, also transfer and distribution of electric power (nomenclature of energy consumption's elements to the economy needs of electric plants and electric networks is defined by the Letter of the Minenergo of USSR №B-6023 dd. 24.04.1980).

Electric power consumption to economic needs of energy system shall be included in the effective output subject to accounting as separate line in form of static report 46-ec "Effective output of electric and heat power" and shall be transferred to subsidiaries according to the special fixed rate.

Electric power consumption to heating, water supply and lighting of dwelling houses, canteens (if these expenses are reflected on b/account 29 "Auxiliary processes and economies"), hostels, hotels, clubs, tourist centers, preventoriums etc. shall not be included in economic needs of energy system.

Also consumers operated from the needs of plants and substations (sub-abonents)are not referred to the economic needs of energy system.

Energy consumed by windings of synchronous condensers and glaze fusion are not referred to the energy consumption to the economic needs of energy system. Aforementioned types of energy consumption form energy losses in electric networks.

Every month according to the reports of PTO of subsidiaries, Energosbyt (Energy supply) shall correct sale's volume on economic need's sum and hand over information on electric and heat power consumed by subsidiaries to economic needs in accordance with approved form "Appendix 2 to this present Provisions) to accounting department of the executive body:

Executive body shall transfer through aviso electric and heat power consumption to the economic needs to

the subsidiaries every month. Sum received by the subsidiaries shall be reflected on expenditure accounts (Debit 20,23,25,26; Credit 79).
Heat power (makeup water and unreturned condensate (in tn.) shall be transferred to the subsidiaries through aviso with invoicing by Energosbyt (Energy Supply).

Coordination of parameters with the branch statistical report under the form 46-ES is not provided in the current annual and intermediate accounting. There is a reference to explanation of a reason of data divergence on sales volume with the accounting reporting in the statistical branch report.

5.14. Disposition of profits

5.14.1. Disposition of net profits in the Company shall be approved by the general meeting of shareholders and shall be hold in accordance with Law "On Joint Stock Companies" and with standard documents on book keeping.
5.14.2. Tax and other similar payments accrued during the fiscal year from the profits shall be reflected on account 99 "Profits and losses".

5.14.3. Accounting of transactions with authorized capital, additional capital and reserve capital shall be closed in the executive body of the company as property owner.
5.14.4. At the expense of unappropriated balance in case of its adequacy the reserve capital equal no more then 5% of the authorized capital shall be established in accordance with Articles of Association.
Assets of the reserve capital shall be used in financing according to Provisions developed by the Company.

5.14.5. Dividend's charge and issue shall be carried out over the results of the fiscal year in accordance with Articles of Association under the special developed Provisions.

5.15. Features of accounting of intraeconomic transactions between subsidiaries.

5.15.1. Operations on the property transfer to subsidiaries shall be reflected in accounting through account 79 "Intraeconomic payments", subaccount "Payments on allotted property" and shall be reflected in passive balance in the filed line 423 of part IV "Capital and reserves".

5.15.2.Transfer of inventories (MPZ) in the Company shall be reflected in accounting using the account 79 "Intraeconomic payments on the current operations" omitting realization accounts, accounts receivable, account payable without VAT and extra charging.
Transition of inventories (TMC, goods) between subsidiaries shall be drew up by form M-15 "Blading to the good's output apart" with the first copy of blading transfer to the subsidiary-recipient.

5.15.3. Subsidiary "Kuzbassenergosviaz (KES) which activity is nonspecialized as compared with main activity of JSC "Kuzbassenergo" shall to summarizes information on production expenses on account 23 "Auxiliary process".
Cost of services (work) of KES for other subsidiaries of the Company shall be charged off account 23 though account 79, subaccount "Intraeconomic payments on the current operations" without reflection on account 90 "Sales.
In the "Report on financial results" (form 2) in line 010 "Profits on the goods, services, work's sale" only profit on the finished products sale (works, services),also on sale of goods abroad etc. subject to accounting on account 90 "Sales" shall be reflected.
Subsidiaries shall accept through the aviso (not later then 6 day of the month next to reporting) actual expenses of KES from the credit account 79 to the debit of corresponding expenditure accounts and accounts on inventories accounting.

5.16. Relations with subsidiaries and affiliated companies.

5.16.1. Economic operations between the Company and its affiliated companies shall be reflected in book keeping using corresponding accounts on payments without their allocation on the separate subaccount, including VAT charging and obligatory monthly payments revision approved by bilateral revision acts.

5.17. Accounting of the State assistance.

5.17.1. Information on the received and spent State assistance granted in form of subventions, subsidies, budget credits and other forms with the assets dividing into financing of capital and current charges shall be formed in accordance with par. 4 PBU 13/2000 "Accounting of the State assistance" (Order of MF of RF № 92n dd. 16.10.2000.

5.17.2. Received State assistance in form of budget credits shall be reflected in accounting in order approved for borrowing costs accounting (par.16, 17 PBU 13/2000).

5.17.3. Other forms of the State assistance, benefit on which cannot be reasonable valuated (rendering of consulting services on gratuitous basis, granting of guarantees, interest-free loans or loans with the lowered interests) or cannot be inseparable from usual economic activities (state purchases), in case of their importance shall be disclosed in the accounting report in the explanatory note (par.18, 19 PBU 13/2000).

5.18. Accounting of loans, credits and expenditures concerned their maintenance

5.18.1. Accounting of expenditures concerned liabilities fulfillment under the received interest-bearing loans (except the State loans) and credits (including commodity and commercial credits) together with loans attraction by way of bill of credit issue, bounds issue and sale, shall be carried out in accordance with Provisions of accounting "Accounting of loans, credits and expenditures on their maintenance" (PBU 15/01) approved by the Order of MF of RF №60n dd. 02.08.2001.

5.18.2. The company's debts to the debtor shall be admitted in accounting in amount of actually received cash assets or in a cost appraisal of other items provided by the contract in the moment of actual transfer of cash assets or other items.

5.18.3. The company's debts under the received loans and credits shall be divided into short-time and long-term, also urgent and outstanding in the accounting.

5.18.4. Transfer of long-term debts into the short-time shall not be made in the moment when under the contract provisions there are 365 days before paying back of the principal sum of the debt.

5.18.5. Expenditures related with receipt and use of loans and credits are the follows:
- due interests to lenders and creditors;
- due interests or discount under the bills of credits and bonds;
- additional expenditures concerned the loans and credits receipt, loan liabilities issue and distribution (par. 19 PBU 15/01);
- exchange and sum differences under the interests on exchange loans and credits subject to be paid.

5.18.6. Expenditures concerned the loans and credits receipt and use shall be deemed as current expenses except those part which is subject to including in the initial cost pf the fixed assets and non-material assets (par. 12, 23-31 PBU 15/01), or in the actual net cost of the posted inventories, other values, works and services (par. 15 PBU 15/01).
5.18.7. All current expenditures, including additional related with loans and credits receipt and use shall be reflected in composition of operative expenses of the Company in the moment of their charge (expenses process) regardless of time of actual payment. (par. 14, 20 PBU 15/01).

5.18.8. Debts under the received credits and loans, also under the bills of credit, bonds and other loan liabilities subject to be paid shall be reflected at the end of the reporting period including accounting of due interests according to the loan contract terms, credit contract, also bill of credit issue terms (par. 15-18 PBU 15/01).

5.18.9. At draw a bill of credit for reception of the loan by monetary (sale of own bills of credit) the sum of due interests to billholder or discount shall be included in composition of operative expenses under the debit of account 91 " Other profits and losses " in the moment of charge.

5.18.10. Expenses concerned the loans and credits received for non-circulating assets acquisition shall be decreased by the profit's amount on temporary use of loan assets as long-term and short-time financial investments together with approval of such decrease by corresponding calculation (par. 26 PBU 15/01).

5.19. Information on the events after the reporting date

5.19.1. In the annual accounting reports shall to be reflected all substantial events after the reporting date that affected or may affect financial situation, cashflow or the Company's operating results and that took place in the period between the reporting date of the date of the balance sheet subscribing (p. 6 of the Provisions on accounting "Events after the reporting date" PBU 7/98 approved by the Order of the Ministry of Finances № 56n dd. 25.11.1998).

5.19.2. The events stipulated by the Appendix to PBU 7/98 shall be deemed as the events took place after the reporting date.

5.19.3. Consequences of the event took place after the reporting date shall be reflected by way of adjustment in synthetical and analytical accounting of information on corresponding assets, liabilities, capital, profits and losses (par. 9 PBU 7/98) or by way of disclosure of corresponding information in the explanatory note (par. 10 PBU 7/98).

5.19.4. To valuate in money terms the consequences of events took place after the reporting date corresponding calculations shall be made and approved. Calculation shall be made by corresponding authorized Department (Service).

5.19.5. Consequences of such event shall be valuate in money terms on the ground of corresponding calculation according to the discretion requirements (par. 8PBU 7/98).

5.20. Information on conditional facts of economic activity

5.20.1. In the annual accounting report shall be reflected information on all essential conditional facts of economic activity, i.e. on such facts in respect of which consequences and possibility of their appearance in future may be ambiguity and furthermore such conditional fact's consequences may affect the appraisal of accounting report on financial situation, also cashflow and the company's activity results as for a reporting date by the readers and users (par.7 Provisions on accounting "Conditional facts of economic activity" PBU 8/01 approved by the Order of MF RF №57n dd. 25.11.1998).

55.20.2. Conditional facts of economic activity are the follows:

- ***unfinished by the reporting date trials where the Company acts as plaintiff or defendant, which decisions may be accepted in the future reporting periods;***
- ***disputes with the fiscal bodies concerned payments in the budget not resolved by the reporting date;***
- ***guarantees and other types of liabilities security issued in favor of the third parties before the reporting date which execution's terms did not come yet;***
- ***discounted before the reporting date bills, which maturity date did not come before the date of the accounting report subscribing;***

- *any executed before the reporting date actions of other institutions, as a result of which the Company should receive indemnification which amount is a subject of trial ;*
- *liabilities for environmental protection;*
- *other similar facts*

5.20.3. Conditional fact of economic activity shall be reflected in accounting and reporting depending on probability of occurrence of its consequences by way of such consequences reflection in analytical and synthetical accounting (par. 9-13 PBU 8/01) or by way of disclosure of corresponding information in the explanatory note (par. 14 PBU 8/01).

5.20.4. Consequences of conditional fact of economic activity (conditional loss, conditional profit, conditional liability, conditional assets) shall be valuated in money terms on the ground of corresponding calculation according to the discretion requirements (par. 21 PBU 8/01).
Calculations shall be made by corresponding authorized Department (Service).

5.21.Information on affiliated persons

5.21.1. In the annual accounting report in the explanatory note information on operations with affiliated persons shall be disclosed in cases provided by par. 7 of Provisions on accounting "Information on affiliated persons" PBU 11/2000 approved by the Order of MF RF №5n dd. 13.01.2000 :

- *the company is under the control or affect of other institution of natural person:*
- *the company controls of affects other institution.*

5.21.2. Operations between the Company and affiliated person shall be deemed any operation concerned transfer of any assets of liabilities (par. 5 PBU 11/2000).

5.21.3. Information on operations between the Company and affiliated companies and between the affiliated companies composed the group of interrelated companies shall not be disclosed in summary accounting report (par. 9 PBU 11/2000).

5.21.4. List of affiliated persons, information on operations disclosed in accounting report shall be created by the Company independently due to contents of relations between the Company and affiliated person including guidance of priority requirements of the contents to its form.

5.22. Segment Reporting

5.22.1. Information on operational and geographical segments shall be disclosed in the annual accounting report, also in the explanatory note. Information on operational segments shall be deemed as primary information on the segments, as the secondary will be information on geographical segments

5.22.2. The following activities are in the structure of operational segments (par. 7 Provisions on accounting "Information on the segments" PBU 12/2000 approved by the Order of MF RF №11n dd. 27.01.2000):

- *electric and heat power production;*
- *other activities, in case of disclose in the process of accounting that electric and heat power production composes less 75 % of the Company income (par. 10 PBU 122000).*

5.22.3. The following information shall be disclosed over the operational segments: (par. 21 PBU 12/2000):

- *sale's income;*
- *financial result;*
- *total balance amount of assets;*
- *total size of liabilities;*
- *total amount if capital investments in the fixed assets and non-material assets;*
- *total amount of amortization assignments under the fixed assets and non-material assets.*

5.22.4. In the structure of geographical segments shall be included foreign states in case of foreign-economic activity with them, with granting information on amount of sales profit in the context of geographical regions allotted on location of the sales markets on condition that size of sales profit of geographical segment is not less then 10% of sales profit in whole in the Company (par. 9, 22 PBU 12/2000).

5.23. Information on go out of business

5.23.1. Order of disclosure of information on go out of business, including resulted reorganization of the Company (in case of allocation, segregation) shall be carried out in accounting reports according to PBU 16/02 approved by the Order of MF RF №60n dd.02.08.2001.

8. Accounting policy for the purposes of International Financial Reporting Standards (IFRS)

8.1. General provisions

8.1.1. The Company's accounting shall be carried out in accordance with Russian Federation legislation. Reporting according to the international standards shall be made by way of data transformation from Russian accounting system together with analytical information granting

8.1.2. Financial report in accordance with IFRS 1 "Presentation of Financial Statements "contains the following items;

-balance sheet ;

- profits and losses statements;

- shareholder's capital flow statements;

- cash flow statements;

- accounting policy and explanatory notes

8.2. Principles of consolidation

8.2.1. Financial reporting of the Company according to IFRS shall be formed on the ground of consolidated decoding tables developed for each reporting period and filled by the executive body, subsidiaries and representative office of the Company.

Consolidate financial report shall contains of financial statements of the Company and financial reports of those companies whose financial activity is under the supervision of the Company. Presence of the control admits, when the Company owns directly or through affiliated companies more than 50 % of voting shares.

8.2.2. Under the consolidated reporting drawing up all intragroup remains and operations shall be excluded. Minority's share shall be disclosed separately.

8.3. Affiliated companies

8.3.1. Financial investments in the affiliated companies shall be accounted according to the method of share participation based on the Company's share ownership. Affiliated companies are the companies under the essential impact of the Company, but not controlled by the Company. Essential impact is supposed, when the Society owns not less than 20 % and no more than 50 % of voting shares.

8.4. Financial investments

8.4.1. Long-term financial investments of the Company mainly implied the investments in the authorized capital of other companies, whose shares are not circulated at the open securities markets.

8.4.2. This type of financial investments shall be referred to the group of investments " off-the-shelf for sale" IFRS 39 "Financial Instruments: Recognition and Measurement". This group of investments character is the management's intend to own them during unlimited period.

8.4.3.Such a type of investments shall be reflected in reporting at the Fair value (IFRS 39 " Financial Instruments: Recognition and Measurement"). Fair value of financial investments is a sum of money terms adequate to its purchase under transaction between well informed independent parties desired to make such transaction.
In case of absence of the market price financial investments "off-the-shelf for sale" shall be reflected according their initial cost.

Formed profit (loss) due to change of fair value of financial investments shall be referred to the Profits and losses statements in the period of appearance.

8.5. Operations with foreign currency.

8.5.1. Operations with Foreign currency shall be deemed operations with currency different from RUR. Money assets and liabilities of the Company available in foreign currency by the reporting date shall be converted in RUR according to the current rate.
Operations with foreign currency shall be reflected on the rate as for a date of transaction conclusion.
Profits and losses subject to calculations over these operations and to recalculation of assets and liabilities in foreign currency shall be reflected in the profits and losses statements.

8.6. Dividends

8.6.1. Dividends shall be deemed as liabilities and shall be deducted from the amount of capital as for reporting date only in case if they were declared (approved by shareholders) before the reporting date inclusive. Information on dividends shall be disclosed in explanatory notes to the financial reporting if they were recommended before the reporting date, also were recommended or declared after reporting date, but before the date when the financial reporting shall be issued.

8.7. Intangible assets
8.7.1. Intangible assets – identifiable trusty assets not having physical form held for using in production or rendering of goods and services, for leasing to other parties or for administrative purposes (IFRS 38 " intangible assets).

In the structure of intangible assets shall be accounted computer software, to which the company has no sole rights, trade mark.

8.7.2. Intangible assets shall be reflected in accounting on purchasing cost (creation cost) minus accumulated depreciation .

8.7.3. Amortization of intangible assets shall be reflected in accounting by way of uniform charging o during the time of effective using of intangible assets, but no mot then 20 years.

8.8. Fixed assets

8.8.1. Objects of the fixed assets shall be accepted to accounting on actual cost.
Actual cost of the fixed asset's object subject to payment shall to include amount of actual expenses of the company on purchase, construction and production, except value added tax and other refundable taxes.
Common economic and other similar expenses shall net be included in actual expenses on acquisition, construction and production of the fixed assets.

8.8.2. Change of actual cost of the fixed assets, in which they were accepted to accounting, shall be admitted

in cases of rebuilding, reequipment, reconstruction, modernization, partial liquidation and reevaluation of the fixed assets.

Thus expenses on modernization and reconstruction of the fixed asset's object after its termination may increase the initial cost of such object if in result of modernization and reconstruction primary accepted normative features of functioning were improved (increased) (term of effective use, capacity, quality of application) of the fixed asset's object.

8.8.3. Fixed assets as for their situation by each reporting date of the year 2005 shall be reflected in the reporting on primary cost defined at the moment of the object taking to accounting, and corrected by the inflation index (consumer's cost index) calculated for the period from the date of the object's taking to accounting till the 31st of December 2002.

8.8.4. Availability of signs of economic obsolescence of the fixed assets is shall be defined by each reporting date. In case of one such sign availability the management of the company shall to valuate reimbursable cost of the fixed assets.

The follows signs may indicate economic obsolescence availability:

- essential changes in technological and production process, also economic and legal situation of the Company's activity;

- availability of evidences of depreciation or material damage of the fixed asset's object or of the Company's object of the fixed assets;

- decreasing of market value on some types of the fixed assets etc.

Reimbursable cost shall be defined as overall value of net selling cost of the assets and value of its using (IFRS 36 "Assets Depreciation"

Net selling cost is a cost of assets provided by the sales contract in transaction between the parties being well informed and desired to make such transaction except additional expenses concerned retirement of such assets.

Value of the assets using is a discounted cost of supposed (evaluative) future cash flows which rise is waiting due to continuous using of assets and of its retirement at the end of its effective service terms.

Balance cost of the fixed assets shall be reduced to the reimbursable cost and a difference shall be reflected as expenses (losses subject to economic obsolescence) in the report on profits and losses.

8.8.5. Expenses under the interests shall be capitalized if they concerned directly the object construction. Expenses on technical maintenance, current and capital repair shall be referred to expenses according their rise. All types of expenses not resulted in improvement of technical features of the fixed assets over their initial possibilities shall be referred to expenses on capital construction. Profits and losses arose in result of the fixed assets retirement shall be reflected in the Profits and losses Statements according their rise.

8.8.6. Amortization over the fixed assets shall be accrued by way of equal charging during the time of effective using of the fixed assets.

Under the amortization charge the following time of service shall be used:

Type of the fixed assets	Effective using time (years)
Fixed assets used in electric and heat power production	50
Fixed assets used in electric power transfer	40
Fixed assets used in electric power distribution	40
Fixed assets used in heat power transfer	25

Others	15

8.8.7. Objects of social sphere shall not be reflected in the structure of the fixed assets in consolidated financial report as in future they will not bear any economic profits to the Company. Expenses on maintenance of objects belonging to the social sphere shall be referred to expenses according their rise.

8.9. Monetary funds and their equivalents

8.9.1. Cash assets and assets on bank accounts shall be reflected in a structure of monetary funds.

8.9.2. report on cash flow (Appendix 4 to this present Provisions) shall be prepared in accordance with IFRS 7 "reports on cash flow". Investment and financial activity are actual money operations.
Total sum of proceeds from main activity also are actual proceeds from main activity.
Furthermore some articles of this paragraph of the Report on cash flow shall to include as monetary, as nonmonetary operations.

8.10. Accounts receivable of customers and other accounts receivable.

8.10.1. Accounts receivable shall be reflected including Value Added Tax subject to reimbursement by the budget.
The company creates a reserve on bad debts in accordance with IFSR 39 "Financial Instruments: Recognition and Measurement". Such reserve on bad debts shall be created in case of objective confirmation of impossibility by the Company reception of all sums of debts according to initial conditions of its repayment.
Costumers and consumer's debts and other types of accounts receivable shall be corrected by the reserve sum to decrease the cost of this debts.

8.10.2. The sum of reserve on short-terms accounts receivable shall be calculated on the base of rates fixed by the Company due to analysis of probability of accounts receivable repayment.
Expenses on the reserve creation on the bad debts shall be reflected in the period of its appearance in the Profits and losses Statements in the structure of operative expenses.

8.10.3. Sum of expenses on the interests payment under the restructured accounts receivable shall be calculated as difference between accounting cost and reimbursement sum represented the current cost of future cash flow discounted by the amount of market interest rate for similar debtors as for a date of this accounts receivable rise.
Discounting results shall be reflected in the period of its appearance in the profits and Losses Statements in the structure of expenses on the interest's payment according to the article "net profits (losses) of financing"

8.11. Inventories

8.11.1. Inventories shall be reflected in accounting in the minimal value, i.e. net cost and possible net sale cost.
Inventories cost acquired due to payment shall be deemed the sum of actual expenses of the company on acquisition except VAT and other reimbursable taxes.
Common economic and other similar expenses shall not be included in actual expenses on acquisition.
Net sale cost shall be defines as possible sales cost minus sales expenses.

8.11.2. The reserve on worn out and little used inventories shall be created in case of potential losses due to out-of-date inventories and low turnover inventories including their expected use.

8.11.3. On the inventories output in production their valuation shall be made at weighted average cost.

8.12. Value added tax on purchase and sale.

8.12.1. Value added tax ("VAT") concerned sales income shall be paid to the fiscal bodies as the rendered services were paid.
Incoming VAT shall be accounted against VAT accrued due to sale's proceeds under the fact of it's payment to the suppliers. VAT not referred to sales operations, which accounts were not made as for a date of balance sheet drawing up (deferred VAT), shall be reflected in the balance sheet in structure of account payable on tax payment as current liability.

In case of reserve creation subject to cover accounts receivable which collection is impossible all expenses on the bad debts shall be reflected in full amount of debts including VAT. Corresponding liability under the deferred VAT shall be rest reflected in accounting by the moment of its discharge or charge off of the accounts receivable in Russian accounting.

8.13. Deferred profit tax

8.13.1. Assets and liabilities under the deferred profit tax shall be calculated in respect of temporary differences balance method assisted. reserve on deferred profit tax shall be created according to all temporal differences between fiscal appraisal of assets and liabilities and their balance cost in financial reports.

8.13.2. Assets and liabilities under the deferred profit tax shall be defined according to the fiscal rates that as expected will be in force at the moment of the assets sale or debts charge off.
Fiscal rates which were in force as for a date of balance sheet drawing up shall be deemed as basic.

8.14. Account payable
8.14.1. Account payable shall be shown adjusted for profits taxation subject to reimbursement from the budget under the goods and services receipt and account payable repayment subject to future events.
In restructuring of account payable if its fair cost is differ more then 10% from the initial cost, the fair cost of restructured debts shall be defined as current cost of future period's cash flows discounted at the percent rate available to the Company as for a date of primary recognition of the restructured accounts payable.
Sum of discounting shall be reflected in the Profits and Losses Statements as profit on initial acceptance of accounts payable at the fair cost according to the article "Net (expenses on) profits on financing", and long-term part pf discounted accounts payable shall be reclassify according to the items of other long-term liabilities. Discounted sum shall be amortized during all period of restructuring and shall be reflected as expenditures on payment of interests.
Reserves shall be admitted, if the Company owing to the certain event in the past has legal or voluntary taken up obligations which settlement with the large degree of probability will need outflow of the resources concluding the future economic gains and which may be estimated in money terms with a sufficient degree of reliability.

8.14.2. Additional liabilities (penalties and fines) which are not reflected in Russian accounting shall be accrued and reflected in the balance sheet in item "other long-term liabilities".

8.15. Borrowed assets

8.15.1. Borrowed assets shall be reflected in accounting reports in amount of actually received assets including accrued interests.

8.15.2. Borrowed assets subject to charge off during the year after reporting date shall be reflected in the structure of short-time liabilities.

8.15.3. Borrowed assets subject to charge off in the period more then in a year after reporting date shall be reflected in the structure of long-term liabilities. Part of long-term accounts payable subject to charge off within 12 months after reporting date shall be reflected in the structure of short-time liabilities.

8.15.4. Interests on credits and loans shall be reflected in the report due to charge.

8.16. Minority interest

8.16.1. Minority interest is a proportional share of minority shareholders in the capital of the JSC "Kuzbassenergo" subsidiaries. It shall be calculated on the ground of ownership interest of minority shareholders in the JSC "Kuzbassenergo" subsidiaries.

8.17. Pensions and dismissal wage

8.17.1. Other benefits to the retirees granted according own discretion of the Company are not essential.

8.18. Acknowledgement of profits

8.18.1. Profits shall be reflected on fact of electric and heat power supply also of goods and services sale not referred to energetics and took place before the period expire. Features of profits shall be reflected except VAT.

8.18.2. Income is based on the tariffs on heat energy and electric power approved by Regional Energy Committee.

8.19. Profits on share

8.19.1. Profits on share shall be defined by way of division of net profit in weighted average quantity of ordinary shares circulating during the fiscal year.

8.20. Segmented reports granting

8.20.1. In accordance with IFSR 14 "Segment reporting" the Company shall to disclose segmented information in the explanatory notes to the financial report.

8.20.2. The ground for the company segment's definition is its organizational structure and internal system of management reporting.

8.20.3. Primary segments of reporting are industrial segments. The company contains four industrial segments:

- Segment - "Electric power production and transfer" is represented by electric stations and by some heat plants participating in energy production, also by electric networks and Energosbyt (Energy Supply) realizing electric power transfer and distribution from the plants to the consumers;

- Segment - "Heat energy production and transfer" is represented by heat plants and by some electric stations produced heat power, also heat networks department and Energosbyt realizing heat energy transfer to the consumers;

- Segment "Others" contains a range of insignificant segments including repair and auxiliary subdivisions, objects of social sphere.

Information on industrial segments shall be formed for the year finished the 31st of December 2004 and for the year finished the 31st of December 2005 in a format according to Appendix 3 to this present Provision.

8.20.4. Secondary segments of reports – customers of electric and heat power. The Company contains three segments:

- ***Segment - "Electric power production and transfer" is represented by industrial consumers, population (urban and rural), wholesales consumers-reseller and by other consumers.***
- ***- Segment - "Heat energy production and transfer" is represented by industrial consumers, population (urban and rural) and by other consumers.***
- ***Segment "Others" contains external costumers.***

Information on geographical segments shall be formed for the year finished the 31st of December 2004 and for the year finished the 31st of December 2005 in a format according to Appendix 3 to this present Provision.

8.21. Summary financial reporting and accounting of investments to affiliated companies being out of the control from the outside of the Company.

8.21.1. Affiliated company shall be excluded from the accounting process if it carries out its activity within the strict long-term restriction which decrease essentially its capacity for associated company assets transfer (par. 13 IFSR 27 "Summary financial reporting and accounting of investments to affiliated company".

8.21.2.Investments to such affiliated companies shall be accounted at the fair cost (as financial assets available for sale) in accordance with ISFR 39 "Financial Instruments: Recognition and Measurement".
Fair cost of financial investments shall be defined as product of participation share to amount of net assets of the company as for reporting date.

8.21.3. Results of activity of the retired affiliated company shall be included in the summary profits and losses statements up to the date of retire which is the date of the associated company's control loss of this affiliated company.
Difference between receipt resulted retire of the affiliated company and balance cost of its asses minus liabilities as for a date of retire shall be accepted in summary profits and losses statements as profits or losses due to affiliated company retire. (par.23 IFSR 27 "Summary financial reporting and accounting of investments to the affiliated companies").

9. Explanatory note's making

9.1. Explanatory note to accounting reports as its integral part (par. 5 Provisions on accounting "Accounting reports of the company" PBU 4/99, approved by the Order of MF RF №43n, dd. 06.07.1999) shall be made by the financial department, also by legal department, accounting department of the Company's executive body on the ground of calculations, information and explanations of the affiliated companies, representative office, subsidiaries.

9.2.Explanatory notes shall to disclose all cases of deviations under accounting report making stipulated by law in force of Russian Federation, also by standard acts on book keeping and reporting in part of essential deviations of accounting and appraisal of items of accounting balance
Explanatory note shall disclose all cases of deviations under the process of accounting report making provided by current legislation of Russian Federation and standard acts on book keeping and reporting in part of essential deviations of accounting and appraisal of balance sheet items including reasons of such deviations and reveal of result affected the understanding of financial situation of the Compan, and reflection of financial results of its activity and changes in its financial situation 9par.25 PBU 4/99).

9.3. Explanatory notes shall to disclose information on the following items:

- *accounting policy (including full disclosure of all components affected essentially the appraisal and decision making by the interested users of accounting reports) (par. 11 PBU 1/98);*
- *explanations to the balance sheet and profits and losses statements (par. 27 PBU 4/99), par. 133-143 Methodical recommendations on the order of accounting report's features making, approved by the Order of MF RF №60n dd. 28.06.2000);*
-
- *events after reporting date (par. 10 PBU 7/98);*
- *conditional facts of economic activity (par.21 PBU 8/01);*
- *operations with affiliated persons (part II PBU 11/2000);*
- *information of the segments (part IV PBU 12/2000);*
- *information on profit on one share (part IV Methodical recommendations on information disclose about the profit on one share approved by the Order of MF RF № 29n dd. 21.03.2000);*
- *received State assistance (par.22 PBU 13/2000);*
- *received loans and credits (par. 33 PBU 15/01);*
- *information on activity subject to termination (par. 11 PBU 16/02);*
- *information on expenditures in the sphere of scientific and technological progress (NIOKR) (par. 16 PBU 1702);*
- *information on financial investments (par. 42 PBU 19/02);*
- *information on calculations of profit tax (par. 25 PBU 18/02);*
- *information on summary balance sheet (including reports on affiliated companies and subsidiaries).*

10. Organizational aspects of accounting policy

10.1. Book keeping and fiscal accounting of industrial and economic activity shall be carried out in accordance with Unified policy on improvement of corporate governance and software unification providing (order of JSC "Kuzbassenergo" dd. 24.12.2003 № 638 "On accounting automation")
together with computer techniques to get documents on magnetic mediums and monthly printing of ledger and accounting books.

10.2. Performance of inventory of the company's property and liabilities shall be carried out in accordance with Provisions on accounting and reporting in RF and Methodical recommendations on its holding" (Order of MF №49 dd. 13.06.1995).
Inventory's quantity during the reporting period, dates of its holding, list of property and liabilities shall be fixed by single order of general director of the company, directors of subsidiaries and representative office including conditions on production organization or as required in cases when the inventory's holding is obligatory.

Inventory of the fixed assets shall be spend at least one time the three year, and of library funds – one time the five years. Sometimes the inventory is spend every year.

10.3. Reorganization (amalgamation, division, allocation of the separate subsidiaries into affiliated companies) shall be date for the end of reporting period (year or quarter) together with obligatory transfer act of divided balance drawing up.
10.4. Originals of primary accounting documents on economic operations created at the subsidiaries and representative office shall be taken to accounting and kept in the places of their creation.

11. Approval of amendatory procedure in accounting policy of the Company:

11.1.Accounting policy of the Company shall be change in case of:

- *change of legislation of Russian Federation or of standard acts on accounting;*
- *elaboration by the Company of new methods of book keeping assumed more reliable submitting of*

economic activity's facts in accounting and reporting or less laboriousness of accounting process without decreasing of reliability level of accounting process (change of the structure of working schedule of accounts under launching of new software, elaboration of methodology of accounting of some separate economic process free of corresponding standard regulation ect.);

- ***essential change of activity's conditions (reorganization, change of owners, changes of activity's types, force majeur, changes of internal structure (without reorganization) etc.).***

11.2. Changes of accounting policy shall be taken in force from the 1st January of the year next to the year of its approval by the corresponding order in the Company except the cases when the standard document published during the year is subject to launching from beginning the current year's accounting.

7.5. Information of the total amount of export also on the share of export in the total sale's volume

The issuer did not spent energy export abroad of Russian Federation

7.6. Information of the cost of real estate of the issuer and essential changes in the structure of the issuer's property after the date of termination of the last fiscal year

Information on the Issuer's real estate property cost were reflected in the point 3.6.1.

There were no major modifications in the property of the JSC "Kuzbassenergo" for the fiscal period.

7.7. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity

There were not essential suits which sum is equal or exceeds 10% of the issuer's assets cost within three years preceded the date of the 2 quarter 2005 termination subject to filing of a claim to the issuer.

VIII. Additional information about the issuer and its placed securities

8.1. Additional information about the issuer

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust)

Authorized capital of the Company is composed of net cost of the Company's stocks purchased by the shareholders (allocated stocks).

The amount of the issuer's authorized capital: 606 163 800 (Six hundred millions one hundred sixty three thousands eight hundred roubles).

The company allocated ordinary registered stocks with the same nominal value amounted 1 (one)ruble each in quantity of 606 163 800 pieces.

A part of shares of JSC "Kuzbassenergo" in form of depository receipts (American depository receipts) is circulated outside the Russian Federation.

Level and status of the program ***: sponsored by ADR of 1 level, number of stocks per 1 ADR is equal 10, Depository bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES, depository agreement was subscribed 23.10.1997. ADR is trade at the Berlin and Frankfurt stock exchanges.***

As for situation by the 30th of June, 2005 the share's number deposited against the depository receipts amounted 10 400 050 pieces, i.e. 1,72% of the chartered capital and of the total vote's number.

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital

During the last 5 terminated fiscal years the JSC "Kuzbassenergo" did not spend additional stock's issue.

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer

A reserve fund is defined by the Company and may not be lower than equal to 5 (five) percent of its authorized capital.

The reserve fund is to be formed by way of obligatory annual payments to reach amount provided by the Articles of Association of the Company. Amount of annual payments is provided by the Charter of the Company and shall no to be less then 5 (five)% of the net income of the Company.

Expenditure of the reserve fund's assets bears only target character. Reserve fund of the Company is subject to cover losses of the Company also to pay-off the Company's bonds and the Company's stocks redemption in case of other assets lack.

In accordance with the balance sheet drew up by the 30.06.2005 the Reserve capital amounts RUR 16 858 thousands, also the accumulation funs amounts RUR 237 353 thousands.

8.1.4. Information about the order of calling and conducting a meeting of the issuer's supreme management body

General meeting of shareholders of the JSC 'Kuzbassenergo" is a General Meeting of shareholders.

Order of shareholders notification on the meeting conducting: ***Notification of general meeting of shareholder's convocation shall be send (or delivered) to the person indicated in the list of persons entitled to participate in General meeting of shareholders with the ballots for voting and shall to be published by the Company not later than 20 (twenty) days before the General meeting of shareholders, and the announcement on general meeting conducting which agenda contains an issuer on reorganization shall be published in the newspaper "Russian Gazette" not later then 30 (thirty) days before the date of General Meeting.***

If the registered person in the register of shareholders of the Company is a nominal stock holder the announcement on the general meeting of shareholders conducting shall be mailed to the address of nominal holder if the register of the persons entitled to participate in the General meeting of shareholders does not contains other postal address where the announcement on general meeting of shareholders conducting shall

be mailed to.

Ballots for voting over the issues of agenda shall be forwarded to every person included in the list of persons entitled to participate in the General meeting of shareholders by a registered letter or handed over to each of the above persons against signature Company not later than 20 (twenty) days before the General meeting of shareholders.

Persons (bodies) entitled to convoke (require conducting) of an extraordinary meeting (session) of the supreme management body of the issuer also the order of delivery (submitting) of such demands are the follows:

Extraordinary General Meeting of shareholders of the Company is to be conducted according to the decision of the Board of Directors, also to its own initiative, to demands of the Revision Committee of the Company, Auditor of the Company, also shareholder (shareholders) owned not less then 10 (ten) percents of the voting stocks of the Company as for the date of demand's raising.

Requirements on the extraordinary general meeting conducting shall to contain the issues subject to agenda inclusion.

Person (persons) requiring the extraordinary general meeting convocation entitled to submit a project of the Extraordinary general meeting of shareholder's decision, also proposal on the form of the general meeting conducting.

In case if the requirement on the extraordinary general meeting of shareholders convocation is proceeded from the shareholder (shareholders) it must contain the name of shareholder (shareholders) required the meeting's convocation including a number, category (type) of the Company's shares belonging to him.

Requirement on the extraordinary general meeting of the Company convocation shall be signed by the person (persons) required the extraordinary general meeting of the Company.

Order of determination of a date for general meeting (session) of the supreme management body of the issuer conducting:

Determination of a date for general meeting of shareholders conducting is in the sole competence of the Board of Directors of the Company. In the process of preparation for the General meeting of shareholders conducting the Board of Directors determines the date for the General meeting of shareholders conducting. Annual general meeting of shareholders of the Company shall be held not sooner than 2 (two) months and not later than 6 (six) months after the end of a fiscal year.

Extraordinary General meeting of shareholders upon the request of the Revision Committee of the Company, Auditor or shareholder (shareholders) owned not less then 10 (ten) percents of voting share of the Company shall be conducted within 40 (forty) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.

In case if the intended agenda of the extraordinary general meeting of shareholders contains an issue on election of members of the Board of Directors: the General meeting of shareholders is to be conducted within 70 (seventy) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.

Persons entitled to submit offers in agenda of meeting (session) of the supreme management body of the issuer:

Shareholders (shareholder) of the Company owned in aggregate not less then 2 (two) percent of voting shares of the Company within 90- (ninety) days after the date of the end of fiscal year have right to submit offers in agenda of annual general meeting of shareholders and nominate for candidates in the Board of Directors and Revision Committee of the Company which number must not exceed number composition of corresponding body.

Proposal on submitting of issues in agenda of the general meeting of shareholders and proposal on nominating for candidates shall be in written form with the name of submitted shareholder (shareholders), also number and category (type) of shares belonging to him and must be signed by shareholder (shareholders).

Proposal on submitting of issues in agenda of the general meeting of shareholders shall contain statement of each offered issue also proposal on candidates nomination – name of each supposed candidate, name of body subject to his election.

Persons entitled to familiarize with information (materials) submitted to preparing and conducting of meeting (session) of the supreme management body of the issuer also an order of such information (materials) familiarizing:

Persons entitled to participate in the General meeting of shareholders have right to familiarize with information submitted for shareholder's meeting preparing and conducting.

Information (materials) on agenda of the general meeting of shareholders within the 20 (twenty) days, and in case of general meeting conducting on agenda upon the issue on the Company's reorganization within the 30 (thirty) days before the general meeting of shareholders conducting shall be available to the persons entitled to participate in the general meeting of shareholders subject to familiarization in the premises of the executive body of the company and in other places which addresses indicated in announcement on the general meeting of shareholders conducting. Indicated information (materials) shall be available to the persons participating in the general meeting of shareholders during its conducting.

Familiarization's order of the persons entitled to participate in the general meeting of shareholders with information (materials) over the issues of agenda of the general meeting of shareholders and list of information (materials) shall be defined by the resolution of the Board of Directors of the Company.

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the authorized (pooled) capital (unit trust), or at least 5 percent of ordinary shares

Name: *Open Joint Stock Company "Kuzbasshydrostry", JSC "Kuzbasshydrostroy" (bankruptcy procedure - external control)*
Location: ***Krapivinsky district , Kemerovo region, Russia***
Issuer's share in the chartered capital of business venture: **100%**
Share of ordinary stocks of the legal entity owned by the issuer: ***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Full company name: *Open Joint Stock Company "Andreevskoye", JSC "Andreevskoye" (bankruptcy procedure - bankruptcy proceedings)*
Location: ***Andreevsky village, Kemerovo district, Kemerovo region, Russia***
Issuer's share in the chartered capital of business venture: **100%**
Share of ordinary stocks of the legal entity owned by the issuer: ***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name : Limited liability company **"Sbytenergo", Ltd. "Sbytenergo"**
Location: ***#14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, Russian Federation, 652417***
Issuer's share in the authorized capital of business venture: **100%**
Share of legal entity in the issuer's chartered capital: ***no***

Name: Limited liability company *"Bill centre Kuzbassenergo", Ltd. "Bill centre Kuzbassenergo"*
Location: **30, Kuznetsky prospect, Kemerovo, Kemerovo region,** ***650620***
Issuer's share in the authorized capital of business venture: **100%**
Share of legal entity in the issuer's chartered capital: ***no***

Name: Open Joint Stock Company *"Investment - production institution "Vodocanal", JSC "IPO Vodocanal"*
Location: ***#3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia***

Issuer's share in the chartered capital of legal entity: ***74.5 %***
Share of ordinary stocks of the legal entity owned by the issuer: ***74,5 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: Open Joint Stock Company ***"Prokopievskenergo", JSC "Prokopievskenergo"***
Location: ***#14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the chartered capital of legal entity: ***60 %***
Share of ordinary stocks of the legal entity owned by the issuer:***60 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Engineering and analytical centre "Kuzbasstechenergo", JSC "Engineering and analytical centre "Kuzbasstechenergo"***
Location: ***#17, Stantsionnaya str., Kemerovo, Russia, 650099***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Kuzbass energyreparing company", JSC "Kuzbass energyreparing company"***
Location: ***#30, Kuznetsky prospect, Kemerovo, Russia, 650099***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the legal entity's ordinary shares of the issuer: ***no***

Name: ***Open Joint Stock Company "Kuzbssetremont", JSC ""Kuzbssetremont"***
Location: ***#1, Nevskogo str., Novokuznetsk, Kemerovo region, Russia, 654079***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Closed Joint Stock Company "Autotransport enterprise "Kuzbassenergo", ZAO "ATP "Kuzbassenergo"***
Location: #4, Stantsionnaya str., Kemerovo, Russia, ***650006***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Closed Joint Stock Company Medico-sanitary centre "Health centre "Energetic", ZAO "MSC "Health centre "Energetic"***
Location: ***#37, Kuzbasskaya str., Kemerovo, Russia, 650099***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Open Joint Stock Company "Kuzbassenergoservice", JSC "Kuzbassenergoservice"***
Location: ***#12, N. Ostrovsky str., Kemerovo, Russia, 650099***
Issuer's share in the chartered capital of legal entity:***100 %***
Share of ordinary stocks of the legal entity owned by the issuer:***100 %***
Share of legal entity in the issuer's chartered capital: ***no***
Share of the ordinary stocks of the issuer owned by the legal entity: ***no***

Name: ***Company with limited liability "South-West", TOO" South-West"***
Location: ***#10, Predzavodskaya str., Kemerovo, Russia***
Issuer's share in the chartered capital of legal entity: *7.69 %*
Share of legal entity in the issuer's chartered capital: ***no***

Name***: Closed Joint Stock Company "Bagran", ZAO "Bagran"***
Location: #4a, Pionersky boulevard, Kemerovo.
Issuer's share in the chartered capital of legal entity: *7.14 %*
Share of legal entity in the issuer's chartered capital: ***no***

Officials:
Name***: Limited liability company "Journal TEC and the Kuzbass resources", Ltd. "Journal TEC and the Kuzbass resources"***
Location***: #63, Sovetsky prospect, Kemerovo, 650099***
Issuer's share in the chartered capital of legal entity: ***6.7 %***
Share of legal entity in the issuer's chartered capital : ***no***

8.1.6. Information about essential transactions carried out by the issuer

No such transactions which liabilities amount 10 and more percents of the balance cost of the issuer's assets in the reporting period.

8.1.7. Information about credit ratings of the issuer

The Issuer or the issuer's securities have not been assigned any credit ratings for the last 5 fiscal years.

8.2. Information about each category (type) of the issuer's shares

Full name of category /type of shares: ***ordinary registered***
Nominal value: ***one ruble***
number of shares in circulation: ***606163800 pieces***
By Resolution of FCCB of Russia № 03-1210/p dd. 24.06.2003 an unification of additional issues of issuing securities of the Kuzbass joint stock company of energy and electrification was implemented as a result of which:
the following state registration numbers assigned to ordinary registered shares issues of the Kuzbass joint stock company of energy and electrification were annulated:
39-1n-00734 dd. 25.07.1994;
39-1-00970 dd. 23.11.1995.
Aforementioned issues of ordinary registered shares of the Kuzbass joint stock company of energy and electrification was assigned the state registration number 1-01-00064-A dd. 24.06. 2004.
JSC 'Central Moscow Depository" being the registrator spend an operation on unification of additional issues in the register of securities owners of JSC 'Kuzbassenergo" the 18th of July 2003.

There are no declared shares.

Shareholders rights granted by ordinary shares (art. 6 of the Articles of Association):

- Each ordinary stock of the Company grants the shareholder – its owner – an equal volume of rights (par. 6.2 of the Article of Association)
The Company's shareholders, owners of ordinary registered stocks of the Company are entitled to the following:

1) participate in the General meeting of the Company's shareholders with the right to vote on all issues within his competence;
2) propose issues to include into the agenda of the General meeting of shareholders in accordance with the Article of Association and the legislation of the Russian Federation;
3) receive information about the Company's activity and examine its books, accounting statements and other documents in accordance with art. 91 of the Federal Law "On Joint Stock Companies" and with the Articles
4) receive dividends declared by the Company;
5) have priority in acquiring additional shares and issued securities convertible into shares offered through open or closed subscription, proportionally to ordinary share's number belonging to him;
6) receive part of the Company's property left after all settlements with creditors in case of liquidation of the Company;
7) exercise other rights stipulated by the Russian Federation legislation and by the Articles of Association.

8.3. Information about the previous issues of the issuer's securities, except for the issuer's stocks

Only ordinary stocks are in circulation, the issuer did not issued other emissive securities.

8.3.1. Information about the issues with all securities paid off (cancelled)
Only ordinary stocks are in circulation, the issuer did not issued other emissive securities.

8.3.2. Information about the issues with securities in circulation
Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default)
Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.4. Information about the person (persons) providing (provided) security for the bonds of the issue
Issuer did not issue and float any bonds.

8.5. Terms of securing fulfillment of obligations on the bonds of the issue

Issuer did not issue and float any bonds

8.6. Information about the institutions registering the rights for issued securities of the issuer
Registrator:

Name: ***Joint Stock Company "Central Moscow Depository"***
Location: ***#3 build. B, Orlikov pereulok str., Moscow, 107078***
Postal address: ***#34, building 8, Bolshaya Pochtovaya str., Moscow, 105082***
tel.: ***(095) 221-13-33, 221-13-34;*** fax: ***(095) 221-13-33***
e-mail: ***Mcdepo@dol.ru***
License:
License number: ***10-000-1-00255***

Issue date: *13.09.2002*
Expiry date: ***unrestricted effective period***
License issuing body: ***Federal Commission on Securities of Russia***
Registrator keeps the issuer's securities register from the 3rd of January 2002.

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents

Federal law of 10 December 2003 No. 173-FZ "On currency regulation and currency control" (ed. 29.06.2004) is the major legislative deed adjusting the issues on the capital import and export. Tax Code of Russian Federation (part 1 dd. 31.07.1998 №146-FL and part 2 dd. 05.08.2000 № 117-FZ).

Instruction of the Central Bank of the RF of 28 December 2000 No. 96-I (in version of 13.08.2003) "On special accounts of non-residents, type "C". This instruction is subject to adjustment the order of operations with non-residents type "C" in currency of Russian Federation and special accounts type "C" subject to securities accounting.

Instructions adjusted with the Ministry of Trade of Russian Federation on expediency of investments abroad by legal entities and natural persons of RF" approved by the Order of the Ministry of Trade of RF №318 dd. 09.07.1999.

Furthermore the group of Federal laws ratifies agreements on avoiding a double taxation between Russian Federation and foreign countries.
Nowadays a regime on avoiding a double taxation is in force with more then 50 countries. For example:

1. ***Federal Law # 167-FL " dd. 17.07.1999 " on ratification of Agreement between the Government of Russian Federation and the Government of Cyprus republic on avoiding a double taxation concerned profit tax and capital tax".***
2. ***Federal Law #18-FL dd. 08.02.1998 "On ratification of a Convention between the Government of Russian Federation and the Government of French republic on avoiding a double taxation and prevention a tax bilk and violation of legislation concerned profit tax and property tax"***
3. ***Federal Law #65-FL dd. 19.03.1997 "On ratification of Convention between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on avoiding a double taxation and prevention tax bilk concerned profit tax and property price appreciation" and Agreement between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on some Convention's provisions application concluded in form of the notes exchange dd. 15.02.1994.***
4. ***Federal Law #42-FL dd. 26.02. 1997 "on ratification of Agreement between Government of Russian Federation and the Government of Canada on avoiding a double taxation concerned profit tax and property tax."***
5. ***Federal Law #158-FL dd.18.12.1996 "on ratification of Agreement between the Russian Federation and Federal Republic of Germany on avoiding a double taxation concerned profit tax and property tax".***
6. ***Contract concluded between the Russian Federation and United States of America subject to avoid a double taxation and prevent a tax bilk concerned profit tax and capital tax (Washington, 17.06.1992).***
7. ***Convention concluded between the USSR Government and the Government of Japan subject to avoid a double taxation and prevent a tax bilk concerned profit tax (Tokyo, 18.01.1986).***
8. ***Federal Law #69-FL dd. 14.06.2002 "On ratification of the Agreement concluded between the Government of Russian Federation and the Government of Tajikistan on avoiding a double taxation and prevention a tax bilk concerned profit tax and capital tax".***
9. ***Federal Law #60-FL dd. 28.05.2001 "On ratification of the Agreement concluded between the Government of Russian Federation and Moldova republic on stimulation and reciprocal protection of capital investments"***

8.8. Description of the order of taxation of revenues from the issuer's issued securities placed and in floatation

Order of taxation of revenues from the issuer's issued securities (dividends- on shares, interests – on bonds) shall be adjusted by the Tax Code of Russian Federation.

Table 1: Taxation of legal entities profit tax on the floated securities (subject to floatation) in form of dividends in accordance with legislation if force as-for a date 2005:

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1.Profit's name on the floated securities	**Dividends**	
2. Security tax	Profit tax	
3. Tax rate	9 %	15 %
4.Order and terms of tax payment	Profit tax in form of dividends shall be collected from the source of such tax payment and shall be transferred to the budget by tax agent exercised this payment within 10 days form the date of tax payment.	Amount of the tax withheld from the foreign organizations shall be paid to the budget by tax agent at the same time with profit payment in a currency of this profit payment or in a currency of RF at the official rate of Central Bank as for a date of payments.
5. Features of taxation order for this category of securities owners	The total sum of the tax from the sum of dividends is defined as product of tax rate and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation under definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made	Elimination of double taxation. For exemption of taxation or application of a preferential taxation regime the tax payer (foreign organization) should confirm to the tax agent paying the profit before date of the profit payment that he is a resident of the state, with which Russian Federation has the international contract (agreement) adjusting taxation issues. Such confirmation should be certified by the authorized body of the corresponding foreign state. In a case non confirmation before the date of profit payment the tax agent is to obliged to withhold the profit tax of foreign organization. In accordance with par. 2 of art. 312 of Tax Code of RF (part 2) foreign profit recipient has right to reimburse the early withheld profit tax paid by him earlier within 3 years from the date of tax period termination when the profit tax was paid off under condition of granting by the foreign addressee of the income in the tax body according the place of registration of the tax agent of corresponding documents (list is in art. 312 of the Tax Code of RF (part 2). Repayment of early withheld and paid tax shall be fulfilled within the month from the date of application and aforementioned documents.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations" of the Tax code of RF (part 2).	

Table 2. Taxation of profits of natural persons on the floated securities in form of dividends in accordance with legislation in force as for a date 2005.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	**Dividends**	
2. Profits' name on securities	Tax on the natural person's profits	
3. Tax rate	9 %	30 %
4. Order and terms of tax payment	Liability to withhold from the tax payer's income an amount of the tax and to pay it to the corresponding budget shall be entrusted to Russian organization as the source of income of tax payer in form of dividends (tax agent). Charged amount of tax shall be withheld directly from the tax payer's income under its actual payment. Tax agents shall to pay amounts of the accrued and withheld tax not later the date of actual money receipt to tax payment in bank, also the date of income transfer from the accounts of tax agents to accounts of tax payer or on his behalf to the third party's bank accounts.	

5. Features of taxation order for this category of securities owners	Total sum of tax on the dividend amount shall be defined as of as product of the rate of the tax and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation at definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made.	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2), art. 275 of the chapter 25 "Profit tax of organizations", Tax Code RF.	

Таблица 3. Taxation of legal entities profit subject to sale of allocated and subject to allocation securities, also interests from the bonds of the issuer in accordance with legislation in force as for the date 2005.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
Profit's name on the floated securities	**Profits from operations on securities sale, also percents on the issuer's bonds.**	**Profits from Russian organization's shares sale , whose assets more then 50% composed of real estates located on the RF territory, also percents on the issuer's bonds.**
2. Profits' name on securities	Profit tax	
3. Tax rate	24 %, where 6,5% shall be charged off to the federal budget, 17,5% - to the budgets of subject of RF. Tax rate of the tax subject to charge –off to the RF budgets according to the legislation of RF subjects.	20 %
4. Order and terms of tax payment	Tax subject to be paid off at the end of tax period shall be paid off not later the date provided by art. 289 of Tax Code of RF for tax declaration's submitting for the corresponding tax period. Advance payments on the tax over the results of reporting period shall be pad off not later the date determined for the tax declarations submitting for the corresponding tax period. Monthly advanced payments shall be paid in terms in 28 days at latest, as of the date of the end of the corresponding tax period. The taxpayers calculating the sums of monthly advance payments on the basis of actually received profits shall submit tax declarations in not later than the 28th of the month next following the month on the basis of which results the calculation of the tax is made. By results of the reporting (tax) period amounts of monthly advanced payments paid within the reporting (tax) period shall be set-off in the advance payments by the results of the reporting period. Advanced payments by the results of reporting period shall be set-off in account of tax payment by the results of tax period.	The Russian organization or the foreign organization performing activity in the Russian Federation through its permanent representation (tax agents) paying out income to a foreign organization shall with hold the sum of tax from the incomes of this foreign organization, in every payment (transfer) to it of monetary funds or in another receipt of incomes by the foreign organization. The tax agent shall be obliged to transfer the corresponding sum of tax in the course of three days after the day of payment (transfer) of the monetary funds to the foreign organization or of another receipt of incomes by the foreign organization.

5. Features of taxation order for this category of securities owners		If a foreign organization submits to the tax agent confirmation that this foreign organization has a constant location in this country, with whom Russian Federation has the international agreement regulating taxation issues, concerning the income on which the international agreement stipulates a preferential mode of taxation in Russian Federation, elimination of tax deduction from a source of payment or deduction of the tax under the lowered rates before the date of income payment.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations", Tax Code RF.	

Table 4.Taxation of natural' person's profit subject to sale of allocated and subject to allocation securities, also interests from the bonds of the issuer in accordance with legislation in force as for the date 2005.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	The profits of the RF sources are the follows: **- interests received from Russian organization, as well as interests received from Russian individual businessmen and (or) from a foreign organization in connection with the activity of its permanent representation in the Russian Federation;** **- profits on shares or other securities sale in RF, also participation share in the authorized capital of organizations;**	
2. Profits' name on securities	Natural person's profit tax	
3. Tax rate	13 %	30 %
4. Order and terms of tax payment	Tax amount calculation and payment is carried out by the tax agent by the end of fiscal period (fiscal year) or at carrying out by him monetary funds of the tax payer payment before the end of the fiscal period. At payment of monetary funds before the expire of scheduled fiscal period a tax shall be paid off from the profit's share equal to actual sum of monetary funds paid off.	
5. Features of taxation order for this category of securities owners	At the absence pf documentary approval of expenses a natural person entitled to use tax deduction in amount received due to securities sale in the ownership of tax payer less then three years but not exceeded 125 000 RUR. At securities selling in the ownership of tax payer during three years and more, the property tax deduction shall be granted in amount received due to securities selling by the tax payer. At the property selling in the aggregate share or aggregate joint ownership corresponding amount of the property tax deduction shall be distributed between owners of this property in proportion to their share or on mutual agreement.	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2)	

8.9. Information about the announced (accrued) and paid dividends on the issuer's shares, and income from the issuer's bonds

JSC "Kuzbassenergo" paid dividends on ordinary shares only by results of the year 2000 for the last 5 fiscal years. Decision on dividends payment was accepted at the annual general meeting of shareholders in 8 of June 2001 (minutes №7 dd. 08.06.2001). Dividends were accrued in amount of RUR 0, 071 per one ordinary share of the Company in money form in the terms up to 07.09.2001. Total sum of accrued dividends amounted RUR 43037 thousands.

By the operating results of the year 2001 the general meeting of shareholders of JSC 'Kuzbassenergo" accepted the following decision "Not to pay off the dividends on the ordinary stocks of the Company at the

outcome of the year 2001 (minutes № 10 dd. 21.06.2002.

Because of the existing financial result at the outcome of the year 2001 amounted RUR 2977 thousands, the Board of Directors of JSC "Kuzbassenergo" recommended to annual general meeting of shareholders of the Company to adopt decision not to pay dividends on ordinary shares of the Company, not-distributed proceeds equal to RUR 2977 thousands to transfer in the Reserve Fund.

At the outcome of the year 2002 the annual general meeting of shareholders of the Company "Kuzbassenergo" accepted the decision: "not to pay dividends on ordinary shares of the Company at the outcome of the year 2002 " (minutes №11 dd. 02.06.2003).

By the results of the year 2002 the balance loss amounted RUR 53 1606 thousands was beard. In this connection the Board of Directors at their meeting spent 16.04.2003 recommended to the general meeting of shareholders not to pay dividends on ordinary shares of the Company by the results of the year 2002.

By the results of the year 2003 the annual general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "Not to pay dividends on ordinary shares of the Company at the outcome of the year 2003 (minutes №12 dd. 14.06.2004).

JSC "Kuzbassenergo" did not issue the bonds

8.10. Other information

There is no other information on the issuer and his securities

APPENDIX 1

Quarterly accounting report of the Issuer for the last completed reporting quarter

BALANCE SHEET

by the 30th of June 2005

	Codes
Form № 1, OKUD	0710001
Date (year, month, date)	2005 | 06 | 30
by OKPO	105638
INN	4200000333
by OKVED	40.10.11
by OKPOF/OKFS	47/41
by OKEI	384

Institution: JSC **"Kuzbassenergo"**
Tax payer identification number
Core activity: production
Legal form/ form of ownership: joint stock
Measuring unit: RUR thousands
Registered office: (address) №30, Kuznetsky prospect, 30

Date of approval:	
date of delivery (reception)	26.07.2005

ASETS	Line's code	At the beginning of the reporting period	At the end of the reporting period
1	2	3	4
1. NON-NEGOTIABLE ASSETS			
Intangible assets	110	3	1
Including: Rights to the patents, programs, trade marks (service marks), other similar rights	111	3	1
organization expenses	112	-	-
business reputation of the company	113	-	-
Other types of intangible assets	114	-	-
Research and development results	115	-	-
Fixed assets	120	26 850 869	26 031 890
Including: lands and nature management objects	121	566 418	567 111
Buildings, machines and equipment, constructions	122	26 240 776	25 421 983
other fixed assets	123	43 675	42 796
Construction in progress	130	1 662 284	2 362 267
Including: *Equipment to the plant*	*13001*	*163 131*	*173 699*
Investments in the non-negotiable assets	*13002*	*1 499 153*	*2 188 568*
Profitable investments in material assets	135	8	7
Including: real estate being a subject to leasing	136	8	7
property granted under the lease contract	137	-	-
Long-term financial investments	140	484 581	482 981
Including: investments in the affiliated companies	141	483 924	482 923
investments in the subsidiaries	142	-	-
investments in the other institutions	143	657	58
loans granted to the companies within 12 months	144	-	-

other long-term financial investments	145	-	-
Deferred tax assets	148	527 682	571 843
Other non-negotiable assets	150	-	-
Total in the Section I	190	29 525 427	29 448 989
II. CIRCULATING ASSETS			
RESERVES	210	1 162 236	1 158 451
Including: raw materials, goods and other similar values	211	1 124 797	1 113 471
where:			
mazut	*21101*	*61 187*	*47 754*
coal	*21102*	*605 173*	*572 041*
diesel oil	*21103*	-	-
other process fuel	*21104*	-	-
spare parts	*21105*	*135 666*	*147 130*
other raw materials and goods	*21107*	*322 771*	*346 546*
Animals, growing and feeding	212	-	-
Costs of construction in progress	213	-	-
Finished products and goods for resale	214	2 297	2 224
Goods shipped	215	2 659	1 703
Deferred expenses	216	32 483	41 053
Other reserves and expenses	217	-	-
VAT for acquired assets	220	685 019	636 930
Where:			
VAT at the electricity purchasing at the FOREM	*22001*	*88 819*	*83 462*
Receivables (payments are expected more than in 12 months after the accounting date)	230	1 269 457	1 087 221
buyers and customers	231	441 634	264 817
where:			
invested by the federal budget	*23101*	-	-
invested by the RF subject's budget	*23102*	-	-
invested by the local budgets	*23103*	-	-
Other buyers and customers	*23104*	*441 634*	*264 817*
Bills to receipt	232	672 938	672 938
debt of the affiliated companies and subsidiaries	233	76 797	76 887
Advances paid	234	713	713
other debtors	235	77 375	71 866
Receivables (payments are expected within 12 months after accounting date)	240	2 456 687	2 660 759
buyers and costumers	241	1 115 042	1 121 916
where:			
at electricity sale through the FOREM inside the group	*24101*	-	-
middleman at the electricity and heat power sale	*24102*	-	-
companies invested by the Federal budget	*24103*	*11 991*	*11 157*
companies invested by the RF's budget	*24104*	*2 938*	*911*
companies invested by the local budgets	*24105*	*18 483*	*4 632*
other heat and electric power consumers	*24106*	*1 018 934*	*1 032 934*
abonent debts	*24107*	-	-
other buyers and costumers	*24108*	*62 696*	*72 282*
bills to be received	242	-	-
debts of the affiliated companies and subsidiaries	243	698 471	788 584
debts of members (founders) on contribution to the chartered capital	244	-	-

advances paid:	245	175 628	257 848
including:			
to the suppliers of electric and heat power	*24501*	*5 800*	*25 029*
fuel suppliers	*24502*	*35 011*	*14 795*
material suppliers	*24503*	*17 362*	*32 014*
construction companies	*24504*	*15 533*	*51 046*
repair companies	*24505*	*8 952*	*16 578*
services suppliers	*24506*	*60 828*	*54 366*
other advances paid	*24507*	*32 142*	*64 050*
other debtors	246	467 546	492 411
including:			
fines, penalties, forfeit under the contracts	*24601*	-	-
tax overpayment to the federal budget	*24602*	*37 648*	*79 606*
tax overpayment to the budgets of RF's subjects	*24603*	*154 423*	*226 304*
tax overpayment to the local budgets	*24604*	*81 692*	*23 169*
overpayment at the payments to the State off-budget funds	*24605*	*2 781*	*478*
debts in the RAO "UES of Russia" at the engineering services	*24607*	-	-
debt of RAO "UES of Russia" at the engineering services	*24608*	-	-
debt in the RAO "UES of Russia" at development works	*24609*	-	-
debt of RAO "UES of Russia" at development works	*24610*	-	-
Other debtors	*24611*	*191 002*	*162 854*
Short-term financial investments	250	29 340	27 454
loans granted to the companies within 2 months	251	-	-
other short-term financial investments	253	29 340	27 454
Money terms	260	262 702	90 478
Including:			
cash	261	296	214
settlement accounts	262	261 992	88 231
dollar accounts	263	-	-
other money terms:	264	414	2 033
including:			
special bank account	*26401*	*293*	*147*
monetary instruments	*26402*	*121*	*945*
transfers in transit	*26403*	-	*941*
Other circulating assets	270	-	-
Including:			
Intraeconomic settlings at the current operations	*27002*	-	-
Intraeconomic settlings at the construction	*27003*	-	-
Intraeconomic settlings at the development works	*27004*	-	-
Intraeconomic settlings at the change in the object's protection	*27006*	-	-
Intraeconomic settlings at the VAT	*27007*	-	-
Other circulating assets	*27005*	-	-
TOTAL for section II	290	5 865 441	5 661 293
BALANCE	300	35 390 868	35 110 282

LIABILITIES	**Line's code.**	**At the beginning of the reporting period**	**At the end of the reporting period**
1	2	3	4
III. CAPITAL AND RESERVES			
Chartered capital	410	606 164	606 164
Including:			
privileged shares	*41001*	-	-
ordinary shares	*41002*	*606 164*	*606 164*
owned shares bought from shareholders	415	-	-

Surplus capital	420	24 913 582	24 904 067
Payments on the allocated property	423	-	-
Reserve capital	430	16 858	16 858
Reserves created according to laws	431	16 858	16 858
Reserves created under constituent documents	432	-	-
target financing and taking	450	-	-
Undistributed profit of past years	460	1 264 973	1 272 689
Uncovered loss of past yeas	465	-	-
Undistributed profit of the reporting year	470	-	193 286
Uncovered loss of the reporting year	475	-	-
TOTAL for section III	490	26 801 577	26 993 064
IV. LONG-TERM LIABILITIES			
Loans and credits	510	-	-
bank credits subject to be paid off more the in 12 months after the reporting date	511	-	-
loans subject to be paid off more than in 12 months after the reporting date	512	-	-
Deferred tax liabilities	515	662 925	733 804
Other long-term liabilities	520	2 956 215	2 680 692
Including:			
Account payable of suppliers and contractors	52001	1 512 885	1 512 096
Account payable to the social funds	52002	383 790	336 154
Including:			
Pension fund of RF	*52003*	*35 982*	-
Medical insurance fund	*52004*	-	-
Employment fund	*52005*	-	-
Social insurance fund	*52006*	-	-
Fines and penalties to the State off-budget funds	*52007*	*347 808*	*336 154*
Account payable to the budget (restructured tax)	52008	*1 059 540*	*832 442*
Where:			
Federal Budget	*52009*	*1 021 326*	*794 228*
Budgets of RF's subjects	*52010*	*22 287*	*22 287*
Local budgets	*52011*	*15 927*	*15 927*
Account payable at profit tax on the ground of transition	52020	-	-
Where:		-	-
Federal Budget	*52021*	-	-
Budgets of RF's subjects	*52022*	-	-
Local budgets	*52023*	-	-
Other long-term liabilities	52012	-	-
TOTAL for section IV	590	3 619 140	3 414 496
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	2 445 505	2 213 496
bank credits subject to be paid off within the 12 months after the reporting date	611	1 671 535	1 599 875
loans subject to be paid off within the 12 months after the reporting date	612	773 970	613 395
Account payable	620	2 259 489	2 150 965

Including:				
suppliers and contractors	621		586 986	690 162
who:				
suppliers of electric power through the FOREM	*62101*		*165 709*	*228 337*
other suppliers of electric and heat power	*62102*		*16*	*16*
gas suppliers	*62103*		*65 954*	*3 626*
mazut suppliers	*62104*		*117*	*204*
coal suppliers	*62105*		*132 993*	*189 033*
other fuel suppliers	*62112*		-	-
construction companies	*62106*		*67 777*	*58 021*
repair companies	*62107*		*17 378*	*51 392*
abonent debts in RAO "UES of Russia"	*62108*		*60 000*	*60 000*
debts in the Concern Rosenergoatom	*62110*		*1 878*	*1 878*
debts on AES	*62111*		-	-
other suppliers and contractors	*62109*		*75 164*	*97 655*
abonent debts in JSC "SO TsDU UES"	*62113*		-	-
abonent debts in JSC "FSC"	*62114*		-	-
bills to be paid	622		425 488	216 624
debts in the Affiliated and subsidiaries	623		30 053	43 662
debts in the salary to the personnel	624		44 278	56 479
including:				
current	*62401*		*44 278*	*56 479*
past-due	*62402*		-	-
debt in the State off-budget funds	625		50 177	31 136
including:				
Pension fund of RF	*62501*		*37 213*	*23 851*
Medical insurance fund	*62502*		*124*	*3 382*
Employment fund	*62503*		-	-
Social insurance fund	*62504*		*82*	*950*
Fines and penalties to the State off-budget funds	*62505*		12 758	*2 953*
debts in tax and fines	626		415 795	545 368
debts in the budget current	62610		415 795	545 368
including:				
Federal budget	*62601*		*209 009*	*205 431*
RF's subjects budget	*62602*		*124 276*	*127 823*
local budgets	*62603*		*82 510*	*212 114*
profit tax debt in the budget on the ground of transition	62620		-	-
Including:				
Federal budget	*62621*		-	-
RF's subjects budget	*62622*		-	-
local budgets	*62623*		-	-
Advances received	627		271 724	128 691
including from:				
consumers of electric power thought the FOREM	*62701*		-	*935*
other consumers of electric and heat power.	*62702*		*267 810*	*114 516*
other advances received	*62703*		3 914	*13 240*
other creditors	628		434 988	438 843
including:				
VAT in not paid products	*62801*		*431 421*	391 602
Debt to the off-budget fund NIOKR	*62802*		-	-
debts in the RAO "UES of Russia" at the engineering services	*62804*		-	
debt of RAO "UES of Russia" at the engineering services	*62805*		-	-
debt in the RAO "UES of Russia" at development works	*62806*		-	-
debt of RAO "UES of Russia" at development works .	*62807*		-	-
Other creditors	*62808*		3 567	-
				47 241

Debt to the participants (founders) in profit payment	630	141	141
Profit of the future periods	640	265 016	336 167
Reserves of the future expenditures	650	-	2 179
Other short-term liabilities	660	-	-
TOTAL in the section V	690	4 970 151	4 702 722
BALANCE	700	35 390 868	35 110 282

REFERENCE ON THE VALUES AVAILABILITY ACCOUNTED ON THE OFF-BALANCE ACCOUNTS

Index	Line's code	By the beginning of the period	by the end of the reporting period
1	2	3	4
Borrowed fixed assets	910	6 595	31 465
Including assets under lease	911	-	-
inventory holdings taken in custody	920	8 703	14 423
goods taken on commission	930	-	-
Written-off irrecoverable debt	940	555 882	371 495
Security for liabilities and payments, received	950	183 951	88 608
Security for liabilities and payments, provided	960	1 127 560	935 832
Depreciation of housing stock	970	1 370	1 191
Depreciation of objects of external development and similar objects	980	-	-
Forms of strict accounting	990	-	-
Borrowed fixed assets	992	-	-
Intangible assets receipt in using	995	-	-

PROFIT AND LOSSES STATEMENT

PROFIT AND LOSSES STATEMENT

		Codes		
	form №2 by OKUD	0710002		
by the 30th of June 2005	Date (year, month, year)	2005	06	30
Institution: **JSC "Kuzbassenergo"**	by OKPO	105638		
Tax payer code	INN	4200000333		
Activity type: **production**	by OKBED	40.10.11		
Legal form/form of ownership: **joint-stock**	by OKOPF/OKFS	47	41	
Measuring unit: **RUR thousands**	by OKEI	384		

on factory shipments

Figure's name	Line's code	For the reporting period	For the same period of the previous year
1	2	3	4
I. Income and expenses from ordinary activities			
Revenues (net) from sales of goods, products, work, services (minus VAT, excise duties and similar binding payments)	**010**	**10 040 063**	**8 624 369**
Including due to sale of			
electric power to the internal consumers	011	7 406 473	6 335 147
electric power for export	012	-	-
Heat power	013	2 259 342	2 001 573
Abonent payment (for RAO "UES of Russia")	014	-	-
Other goods, works and services of industrial nature	015	241 337	184 650
Other goods, works and services of not industrial nature	016	3 375	6 475
Income due to electric and heat power transporting	018	129 536	96 524
Net cost of the sold goods, services, works	**020**	**(8 618 176)**	**(7 372 213)**
Including due to sale			
Electric power to the internal consumers	021	(6 571 386)	(5 629 182)
Electric power for export	022	-	-
Heat power	023	(1 814 376)	(1 569 778)
Abonent payments (for RAO "UES of Russia")	024	-	-
Other goods, works and services of industrial nature	025	(183 250)	(131 366)
Other goods, works and services of non industrial nature	026	(2 982)	(5 694)
Income due to electric and heat power transporting	028	(46 182)	(36 193)
Gross profit (010-020)	**029**	**1 421 887**	**1 252 156**
Commercial expenses	030	(2 160)	(941)
Management expenses	040	-	-
Profit (loss) from sales (lines (010 - 020 - 030 - 040))	**050**	**1 419 727**	**1 251 215**
II. Other profit and loss			
Interest receivable	060	904	462
Outstanding interest	070	(118 320)	(96 950)
Income from participation in other organizations	080	-	2 659
Other operating income	090	970 318	524 162
Other operating expenses	100	(1 208 971)	(787 986)
Extraordinary income	120	32 392	28 087
Extraordinary charges	130	(454 833)	(950 410)

Before-tax profit (loss) (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	**140**		**641 217**	**(28 761)**
Deferred tax assets	143		65 710	75 286
Deferred tax liabilities	144		(138 402)	(160 397)
Current profit tax	145		(201 595)	(85 455)
	146		(173 663)	38 682
Profit tax and other similar binding payments	**150**		**(447 950)**	**(131 884)**
Profit (loss) caused by the daily activity (lines 140-150)	**160**		**193 267**	**(160 645)**
III. Extraordinary profit and losses				
Extraordinary profit	170		25	8 124
Extraordinary loss	180		(6)	(4 503)
capitalized profit (loss)	184		-	-
Net profit (unappropriated) (losses) of the reporting period (lines 160 + 170 – 180+184)	**190**		**193 286**	**(157 024)**
AS REFERENCE				
Fixed tax assets	195		-	-
Fixed tax liabilities	196		120 390	232 246

DECODING OF SOME PROFITS AND LOSSES

FIGURE'S NAME	**line's code**	**for the reporting period**		**for the same period of the previous year**	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties, acknowledged or imposed by the court (arbitration) decision	210	8 488	9 641	4 109	2 193
Profit (loss) of past years	220	3 116	163 095	11 639	3 711
Compensation for damages caused by non-performance or improper performance of liabilities	230	-	-	-	-
Rate difference in foreign exchange operations	240	16	14	-	2
Transfers to estimating reserves	250	-	-	-	-
Writing off past-due receivables and payables	260	1 362	840	3 201	11 593

APPENDIX 2

Summary accounting report for the last completed fiscal year

Auditor's opinion on the accounting report of the JSC "Kuzbassenergo" at the outcome of the year 2004

Audit of the accounting report of JSC "KUZBASSENERGO" (hereinafter – the Company) for the period of 2004 was made by ZAO "BDO Yunikon in accordance with the contact dd.11.08.2004 under the No. 10206-01-266/04, concluded according to resolution approved by general meeting of shareholders of the Company to elect as auditor of the Company ZAO BDO Yunikon (resolution №12 dd. 24.06.2004).

1. We have audited the accounting report for the period 2004, comprised of 65 pages, contain the following:

- balance sheet (form №1) – 6 pages ;
- Profit and losses Statement (form №2) – 3 pages;
- Statement of changes in equity (form №3) – 3 pages;
- Cash flow statement (form №4) – 3 pages;
- Appendix to the balance sheet (form №5) – 6 pages;
- Explanatory note – 44 pages.

The Executive Body of the Company is responsible for the preparation and presentation of these accounting statements in accordance with regulations fifed by Federal Law No. 129-FZ dd.21.11.1996 "About accounting" (with amendments and additions), Rules for accounting, Order of the Ministry of Finance of RF No.67н dd.22.07.2003 "About accounting statement's forms' and other regulations of RF, defined an order of accounting and accounting statements.

Mr. Mikhailov Sergey Nickolaevich as the general director of the Company is responsible for accounting organization, as observance of RF legislation under economic operations execution.

Mrs. Riumova Alevtina Nickolaevna as chief accountant of the Company is responsible for accounting policy forming, bookkeeping, timely presentation of full and reliable accounting reports.

Audit's liability is to express an opinion based on results of the audit on the truthfulness of the financial statements, in all material respect, and the compliance of the accounting procedures, in all material respects, with the legislation of the Russian Federation. The purpose of our work was not expression of opinion on full conformity of the Company's activity to the legislation of the Russian Federation and evaluation of the Company's management efficiency.

Our opinion cannot be considered by the user of the reporting as an expression of confidence of a steadiness of activity of the Society in the future.

2.The audit was conducted in accordance with Federal Law No.119-FZ dd. 07.08.2001 "On audit activities" and Federal audit rules (standards) approved by the Government of the Russian Federation No. 696 dd.23.09.2002 (with amendments and additions), other standards regulated audit, and also with company standards and audit methodic. Also we used internal rules (standards) of the accredited professional audit union IPAR.

Audit was planned and performed to obtain reasonable assurance that the financial statements of the Company are free of material misstatements. The audit included examination, on a test basis, of evidence supporting the amounts including estimates made by management, disclosures on the financial and operational activities of the Company, assessment of the accounting principles and methods, preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a sufficient basis for our opinion on the truthfulness of the financial statements in all

material respects and the compliance of the accounting procedures in all material respects with the legislation of the Russian Federation.

We established, that the Company does not create a reserve on depreciate securities on financial investments in the affiliates in a stage of bankruptcy proceedings. As a result, an overstating of the line 140 "Long term investments" on 01.01.2004 by RUR 155 296 thousand took place.

3. In our opinion except for the effect on the accounting reports of the matters referred to in the preceding paragraph, the accounting statements of the Company attached to this report have been properly prepared to present, in all material respects, the financial position of the Company as at 31 December 2004 and financial results of its operations for the period from 1 January up to 31 December 2004.

4. Without further qualifying our opinion, we draw attention to information stated in the explanatory notes to the accounting report , in part " Disclosure of major reporting data. Additional share capital".
On 01.01.2004the amount of additional share capital was increased by RUR 2 200 161 million , and unappropriated balance was reduced by the same amount due to reflection in accordance with earlier standards in force, of the sum in the structure of the additional share capital of gratuitously received values and accumulation fund on the major assets putted into operation during the last periods.
Due to inventory-taking this mistake was corrected on 31.12.04.

Deputy General director Z.A. Khailo

(In-charge of the audit,
Auditor's qualification certificate for general audit № 012121 issued by Central certifying and licensing audit commission of the Ministry of Finance of RF dd.25.04.96,
Since 28.03.2002 was prolonged for unlimited terms (record №104 of Central certifying and licensing audit commission of the Ministry of Finance of RF).

Auditor ***E.P. Krupnova***

(Auditor's qualification certificate for general audit of the Ministry of Finances № K017659 issued by Central certifying and licensing audit commission of the Ministry of Finance of RF dd.25.07.98,
Since 05.08.2004 was prolonged for unlimited terms (record №57 of Central certifying and licensing audit commission of the Ministry of Finance of RF).

BALANCE SHEET

by the 31st of December 2004

	Codes		
Form № 1 by OKUD	0710001		
Date (year, month, date)	2004	12	31
by OKPO	105638		
INN	4200000333		
by OKVED	40.10.11		
by OKOPF/OKFS	47	41	
by OKEI	384		

Institution **"JSC "Kuzbassenergo"**
Tax payer code
Activity type: **production**
Legal form/ form of ownership : **joint-stock**
Measuring unit: **RUR thousands.**
Registered office: **30, Kuznetsky prospect, GSP-2, Kemerovo, 650000**

date of approval	
date of reception	24.02.2005

Assets	line's code	by the beginning of the reporting year	at the end of the reporting year
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	106	101
Including: Rights to the patents, programs, trade marks (service marks), other similar rights	111	3	3
Oganization expenses	112	103	98
business reputation of the company	113	-	-
Other types of intangible assets	114	-	-
Research and development results	115	-	-
Fixed assets	120	24 941 200	24 560 052
Including: lands and nature management objects	121	571 066	569 360
Buildings, machines and equipment, constructions	122	24 303 537	23 924 150
other fixed assets	123	66 597	66 542
Construction in progress	130	1 514 289	1 699 999
Including: *Equipment to the plant*	*13001*	*175 875*	*165 429*
Investments in the non-negotiable assets	*13002*	*1 338 414*	*1534 570*
Profitable investments in material assets	135	10	8
Including: real estate being a subject to leasing	136	10	8
property granted under the lease contract	137	-	-
Long-term financial investments	140	230 273	231 962
Including: investments in the affiliated companies	141	155 390	155 296
investments in the subsidiaries	142	-	-
investments in the other institutions	143	29 133	25 833

loans granted to the companies within 12 months	144	-	-
other long-term financial investments	145	45 750	50 833
Deferred tax assets	148	422 760	528 100
Other non-negotiable assets	150	-	-
Total in the Section I	190	27 108 638	27 020 222
II. CIRCULATING ASSETS			
RESERVES	210	1 352 757	1 321 459
Including:			
raw materials, goods and other similar values	211	1 213 261	1 232 496
where:			
mazut	*21101*	*62 963*	*61 187*
coal	*21102*	*563 794*	*605 173*
diesel oil	*21103*	-	*5*
other process fuel	*21104*	-	-
spare parts	*21105*	*166 987*	*148 422*
other raw materials and goods	*21107*	*419 517*	*417 709*
Animals, growing and feeding	212	-	-
Costs of construction in progress	213	1 957	425
Finished products and goods for resale	214	36 674	30 619
Goods shipped	215	3 064	2 659
Deferred expenses	216	97 801	55 260
Other reserves and expenses	217	-	-
VAT for acquired assets	220	969 083	722 456
Where:			
VAT at the electricity purchasing at the FOREM	*22001*	*90 498*	*88 819*
Receivables (payments are expected more than in 12 months after the accounting date)	230	1 277 822	1 193 816
buyers and customers	231	515 197	441 634
where:			
invested by the federal budget	*23101*	-	-
invested by the RF subject's budget	*23102*	-	-
invested by the local budgets	*23103*	-	-
Other buyers and customers	*23104*	*515 197*	*441 634*
Bills to receipt	232	672 938	672 938
debt of the affiliated companies and subsidiaries	233	-	-
Advances paid	234	713	713
other debtors	235	88 974	78 531
Receivables (payments are expected within 12 months after accounting date)	240	2 945 366	1 932 219
buyers and costumers	241	1 720 809	1 241 439
where:			
at electricity sale through the FOREM inside the group	*24101*	-	-
middleman at the electricity and heat power sale	*24102*	*9 014*	*10 657*
companies invested by the Federal budget	*24103*	*19 398*	*16449*
companies invested by the RF's budget	*24104*	*16 433*	*9 999*
companies invested by the local budgets	*24105*	*265 881*	*31 416*
other heat and electric power consumers	*24106*	*1 316 859*	*1 069 444*
abonent debts	*24107*	-	-
other buyers and costumers	*24108*	*93 224*	*103 474*
bills to be received	242	-	-
debts of the affiliated companies and subsidiaries	243	-	-
debts of members (founders) on contribution to the chartered capital	244	-	-

advances paid:	245	299 478	196 251
including:			
to the suppliers of electric and heat power	*24501*	*58 800*	*5 800*
fuel suppliers	*24502*	*65 203*	*35 011*
material suppliers	*24503*	*38 185*	*20 864*
construction companies	*24504*	*4 444*	*15 533*
repair companies	*24505*	*12 983*	*14 506*
services suppliers	*24506*	*28 426*	*72 130*
other advances paid	*24507*	*91 437*	*32 407*
other debtors	246	925 079	494 529
including:			
fines, penalties, forfeit under the contracts	*24601*	-	-
tax overpayment to the federal budget	*24602*	*4 015*	*42 236*
tax overpayment to the budgets of RF's subjects	*24603*	*262 490*	*158 301*
tax overpayment to the local budgets	*24604*	*160 173*	*82 285*
overpayment at the payments to the State off-budget funds	*24605*	*4 685*	*5 358*
debts in the RAO "UES of Russia" at the engineering services	*24607*	-	-
debt of RAO "UES of Russia" at the engineering services	*24608*	-	-
debt in the RAO "UES of Russia" at development works	*24609*	-	-
debt of RAO "UES of Russia" at development works	*24610*	-	-
Other debtors	*24611*	*493 716*	*206 349*
Short-term financial investments	250	76 064	104 488
loans granted to the companies within 2 months	251	-	-
other short-term financial investments	253	76 064	104 488
Money terms	260	84 399	374 083
Including:			
cash	261	302	358
settlement accounts	262	83 380	372 058
dollar accounts	263	-	-
other money terms:	264	717	1 667
including:			
special bank account	*26401*	*276*	*311*
monetary instruments	*26402*	*238*	*1 356*
transfers in transit	*26403*	*203*	-
Other circulating assets	270	-	-
Including:			
Intraeconomic settlings at the current operations	*27002*	-	-
Intraeconomic settlings at the construction	*27003*	-	-
Intraeconomic settlings at the development works	*27004*	-	-
Intraeconomic settlings at the change in the object's protection	*27006*	-	-
Intraeconomic settlings at the VAT	*27007*	-	-
Other circulating assets	*27005*	-	-
TOTAL for section II	290	6 705 491	5 648 521
BALANCE	300	33 814 129	32 668 743

LIBILITIES	**line's code.**	**At the beginning of the reporting period**	**At the end of the reporting period**
1	2	3	4
III. CAPITAL AND RESERVES			
Chartered capital	410	606 164	606 164
Including:			
privileged shares	*41001*	-	-
ordinary shares	*41002*	*606 164*	*606 164*
owned shares bought from shareholders	415	-	-
Surplus capital	420	24 637 617	22 317 149

Payments on the allocated property	423	-	-
Reserve capital	430	17 455	18 451
Reserves created according to laws	431	17 455	18 451
Reserves created under constituent documents	432	-	-
target financing and taking	450	-	-
Undistributed profit of past years	460	644 557	1 734 561
Uncovered loss of past yeas	465	-	-
Undistributed profit of the reporting year	470	-	-
Uncovered loss of the reporting year	475	-	(364 068)
Total in section III	490	25 905 793	24 312 257
For the Consolidated report			
Business reputation of the affiliated companies	495	-	-
minority share	500	17 988	26 871
IV. LONG-TERM LIABILITIES			
Loans and credits	510	3 000	-
bank credits subject to be paid off more the in 12 months after the reporting date	511	-	-
loans subject to be paid off more than in 12 months after the reporting date	512	3 000	-
Deferred tax liabilities	515	360 314	664 632
Other long-term liabilities	520	1 905 431	2 956 215
Including:			
Account payable of suppliers and contractors	52001	1 343 020	1 512 885
Account payable to the social funds	52002	146 933	383 790
Including:			
Pension fund of RF	*52003*	*81 597*	*35 982*
Medical insurance fund	*52004*	-	-
Employment fund	*52005*	-	-
Social insurance fund	*52006*	-	-
Fines and penalties to the State off-budget funds	*52007*	*65 336*	*347 808*
Account payable to the budget (restructured tax)	52008	*415 478*	*1 059 540*
Where:			
Federal Budget	*52009*	*412 236*	*1 021 326*
Budgets of RF's subjects	*52010*	*2 243*	*22 287*
Local budgets	*52011*	999	*15 927*
Account payable at profit tax on the ground of transition	52020	-	-
Where:			-
Federal Budget	*52021*	-	-
Budgets of RF's subjects	*52022*	-	-
Local budgets	*52023*	-	-
Other long-term liabilities	52012	-	-
TOTAL for section IV	590	2 268 745	3 620 847
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	1 665 161	1 939 889
bank credits subject to be paid off within the 12 months after the reporting date	611	1 555 161	1 671 535
loans subject to be paid off within the 12 months after the reporting date	612	110 000	268 354
Account payable	620	3 892 754	2 502 141

Including:			
suppliers and contractors	621	1 229 993	607 134
who:			
suppliers of electric power through the FOREM	*62101*	*162 903*	*165 709*
other suppliers of electric and heat power	*62102*	*9*	*16*
gas suppliers	*62103*	*35 137*	*65 954*
mazut suppliers	*62104*	*2 502*	*117*
coal suppliers	*62105*	*170 092*	*132 993*
other fuel suppliers	*62112*	-	-
construction companies	*62106*	*146 585*	*68 827*
repair companies	*62107*	*118 617*	*22 701*
abonent debts in RAO "UES of Russia"	*62108*	*371 627*	*60 000*
debts in the Concern Rosenergoatom	*62110*	*1 075*	*1 878*
debts on AES	*62111*	-	-
other suppliers and contractors	*62109*	*221 446*	*88 939*
abonent debts in JSC "SO TsDU UES"	*62113*	-	-
abonent debts in JSC "FSC"	*62114*	-	-
bills to be paid	622	1 100 133	559 236
debts in the Affiliated and subsidiaries	623	-	-
debts in the salary to the personnel	624	81 097	63 740
including:			
current	*62401*	*81 097*	*63 740*
past-due	*62402*	-	-
debt in the State off-budget funds	625	90 120	64 620
including:			
Pension fund of RF	*62501*	*75 813*	*50 435*
Medical insurance fund	*62502*	*5 003*	*983*
Employment fund	*62503*	-	
Social insurance fund	*62504*	*1 268*	*444*
Fines and penalties to the State off-budget funds	*62505*	*8 036*	*12 758*
debts in tax and fines	626	676 807	443 526
debts in the budget current	62610	644 159	443 526
including:			
Federal budget	*62601*	*406 702*	230 103
RF's subjects budget	*62602*	*181 537*	128 551
local budgets	*62603*	*55 920*	84 872
profit tax debt in the budget on the ground of transition			
Including:	62620	*32 648*	-
Federal budget			
RF's subjects budget	*62621*	*10 202*	-
local budgets	*62622*	*19 725*	-
	62623	*2 721*	-
Advances received	627	124 954	297 405
including from:			
consumers of electric power thought the FOREM	*62701*	-	-
other consumers of electric and heat power	*62702*	*113 529*	*285 302*
other advances received	*62703*	*11 425*	*12 103*
other creditors	628	589 650	*466 480*
including:			
VAT in not paid products	*62801*	*563 752*	*451 646*
Debt to the off-budget fund NIOKR	*62802*	-	-
debts in the RAO "UES of Russia" at the engineering services	*62804*	-	-
debt of RAO "UES of Russia" at the engineering services	*62805*	-	-
debt in the RAO "UES of Russia" at development works	*62806*	-	-
debt of RAO "UES of Russia" at development works	*62807*	-	-
Other creditors	*62808*	25 898	14 834

Debt to the participants (founders) in profit payment	630	141	141
Profit of the future periods	640	63 547	266 597
Reserves of the future expenditures	650	-	-
Other short-term liabilities	660	-	-
TOTAL in the section V	690	5 621 603	4 708 768
BALANCE	700	33 814 129	32 668 743

REFERENCE ON THE VALUES AVAILABILITY ACCOUNTED ON THE OFF-BALANCE ACCOUNTS

Index	Line's code	By the beginning of the period	by the end of the reporting period
1	2	3	4
Borrowed fixed assets	910	150 058	145 496
Including assets under lease	911	7 438	-
inventory holdings taken in custody	920	53 686	9 999
goods taken on commission	925	-	3 066
Written-off irrecoverable debt	930	-	-
Borrowed fixed assets	940	109 998	573 870
Security for liabilities and payments, received	950	240 032	183 951
Security for liabilities and payments, provided	960	1 665 978	1 127 560
Depreciation of housing stock	970	1 868	1 426
Depreciation of objects of external development and similar objects	980	-	-
Forms of strict accounting	990	-	-
Borrowed fixed assets	992	-	-
Intangible assets receipt in using	995	-	-

The Kuzbass Joint Stock Company of energetics and electrification
Tax payer code (INN) 4200000333

PROFIT AND LOSSES STATEMENT

		Codes
	Form № 2 by OKUD	0710002
By the 31st of December 2004	Date (year, month, date)	2004 | 12 | 31
Institution: JSC **"Kuzbassenergo"**	by OKPO	105638
Tax payer identify number	INN	4200000333
Activity type: production	by OKVED	40.10.11
Legal form/form of ownership: **Joint-stock**	by OKOPF/OKFS	47/41
Measuring unit : RUR thousands	by OKEI	384

at the shipped goods

Index	Line's code.	During the reporting period	During the similar period of the previous year
1	2	3	4
I. Income and expenses from ordinary activities			
Revenues (net) from sales of goods, products, work, services (minus VAT, excise duties and similar binding payments)	**010**	**17 049 590**	**17 235 473**
Including due to sale of			
electric power to the internal consumers	011	12 783 451	13 398 942
electric power for export	012	-	-
Heat power	013	3 526 087	3 153 930
Abonent payment (for RAO "UES of Russia")	014	-	-
Other goods, works and services of industrial nature	015	633 342	560 443
Other goods, works and services of not industrial nature	016	106 710	122 158
Income due to electric and heat power transporting	**020**	**(15 080 078)**	**(15 476 653)**
Net cost of the sold goods, services, works			
Including due to sale	021	(11 568 747)	(12 126 570)
Electric power to the internal consumers	022	-	-
Electric power for export	023	(3 036 317)	(2 860 940)
Heat power	024	-	-
Abonent payments (for RAO "UES of Russia")	025	(378 263)	(385 873)
Other goods, works and services of industrial nature	026	(96 751)	(103 270)
Gross profit (010-020)	**029**	**1 969 512**	**1 758 820**
Commercial expenses	030	(2 489)	(19 708)
Management expenses	040	(12 248)	(4 293)
Profit (loss) from sales (lines (010 - 020 - 030 - 040))	**050**	**1 954 775**	**1 734 819**
II. Other profit and loss			
Interest receivable	060	2 668	672
Outstanding interest	070	(199 188)	(265 194)
Income from participation in other organizations	080	-	-
Other operating income	090	1 942 224	3 237 938
Other operating expenses	100	(2 426 598)	(3 379 041)
Extraordinary income	120	194 245	121 253
Extraordinary charges	130	(1 607 930)	(865 985)
Before-tax profit (loss) (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	**140**	**(139 804)**	**593 462**
Deferred tax assets	143	105 775	106 905
Deferred tax liabilities	144	(170 587)	(148 317)
Current profit tax	145	(312 550)	(351 611)
	146	155 096	(133 636)
Profit tax and other similar binding payments	**150**	**(222 266)**	**(526 659)**
Profit (loss) caused by the daily activity (lines 140-150)	**160**	**(362 070)**	**66 803**

III. Extraordinary profit and losses			
Extraordinary profit	170	9 361	4 871
Extraordinary loss	180	(11 359)	(3 768)
capitalized profit (loss)	184	-	-
Net profit (unappropriated) (losses) of the reporting period (lines 160 + 170 – 180+184)	**190**	**(364 068)**	**67 906**
AS REFERENCE:			
Fixed tax assets	195	-	-
Fixed tax liabilities	196	377 125	217 390
AS REFERENCE:			
Base profit (loss)per share	201	0,00	0,00
Watered profit (loss) per share	202	0,00	0,00

DECODING OF SOME PROFITS AND LOSSES

FIGURE'S NAME	line's code	for the reporting period		for the same period of the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties, acknowledged or imposed by the court (arbitration) decision	210	8 488	9 641	4 109	2 193
Profit (loss) of past years	220	3 116	163 095	11 639	3 711
Compensation for damages caused by non-performance or improper performance of liabilities	230	-	-	-	-
Rate difference in foreign exchange operations	240	16	14	-	2
Transfers to estimating reserves	250	-	-	-	-
Writing off past-due receivables and payables	260	1 362	840	3 201	11 593

STATEMENT ON CHANGES IN CAPITAL

		Codes	
	Form №3 by OKUD	0710003	
For the year **2004**	Date (year, month, date)	2005	12 / 31
Institution: **JSC "Kuzbassenergo"**	by OKOO	105638	
Identification number of tax payer	INN	4200000333	
Activity type: Production	By OKVED	4.10.11	
Legal form:/ form of ownership: joint stock	By OKOPA/OKFS	47	41
Unit of measure: RUR thousands	By OKEI	384	

Registered office: 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000

1. Changes in capital

Figure's name	code	Chartered capital	Surplus capital	Reserve capital	unappropriated profit (uncovered loss)	Total
1	2	3	4	5	6	7
Balance by the 31st of December of the year previous to the past.	010	606 164	19 926 297	17 222	240 525	20 790 208
2003 (previous year)						
changes in accounting policy	011	x	x	x	-	-
Result of the revaluation of the objects of the fixed assets	012	x	3 892 502	x	(284)	3 892 218
Changes in book-keeping regulations	013	x	(144 657)	206	169 575	25 124
Balance by the 1st of January of the past year	020	606 164	23 674 142	17 428	409 816	24 707 550
Result of conversion of currency	023	x	-	x	x	-
Net profit	025	x	x	x	20 575	20 575
Dividends	026	x	x	x	-	-
Assignments to the surplus fund	030	x	x	27	(27)	-
Capital increasing due to:	040	0	-	-	72 861	72 861
Additional issue of stocks	041	-	x	x	x	-
Increasing of the stocks nominal value	042	-	x	x	x	-
Reorganization of legal entity	043	-	x	x	-	-
Other	044	-	-	x	72 861	72 861
Reducing of the capital due to:	050	-	(68 579)	-	(29 243)	(97 822)
Reducing of the stock nominal	051	-	x	x	x	-
Reducing of stock's number	052	-	x	x	x	-
Reorganization of legal entity	053	-	x	x	-	-
Balance at the 31st of December of the previous year	054	-	(68 579)	-	(29 243)	(97 822)
Other	060	606 164	23 605 563	17 455	473 982	24 703 164
2004 (reporting year)						
Changes in accounting politics	061	x	x	x	-	-
Result of the revaluation of the objects of the fixed assets	062	x	1 032 054	x	(288)	1 031 766
Changes in book-keeping regulations	063	x	-	-	-	-

Balance by the 1st of January of the reporting year	100	606 164	24 637 617	17 455	644 557	25 905 793
Result of conversion of currency	103	x	-	x	x	-
Net profit	105	x	x	x	(364 068)	(364 068)
Dividends	106	x	x	x	(1 230)	(1 230)
Assignments to the surplus fund	110	x	x	996	(996)	-
Capital increasing due to:	120	-	-		2 320 452	2 320 452
Additional issue of stocks	121	-	x	x	x	-
Increasing of the stocks nominal value	122	-	x	x	x	-
Reorganization of legal entity	123	-	x	x	-	-
Other	124	-	-	-	2 320 452	2 320 452
Reducing of the capital due to:	130	-	(2 320 468)	-	(1 228 222)	(3 548 690)
Уменьшение Reducing of the stock nominal	131	-	x	x	x	-
Reducing of stock's number	132	-	x	x	x	-
Reorganization of legal entity	133	-	x	x	-	-
other	134	-	(2 320 468)	-	(1 228 222)	(3 548 690)
Balance by the 31st of December of the reporting year	140	606 164	22 317 149	18 451	1 370 493	24 312 257

II. RESERVES

Index		Balance	received	used	balance
Name	Code				
1	2	3	4	5	6
Reserves founded in accordance with the legislation Data of the previous year	150	17 222	233	-	17 455
Reserves founded in accordance with the legislation Data of the previous year	151	17 455	996	-	18 451
Reserves created in accordance with the chartered documents Data of the previous year	152	-	-	-	-
Data of the reporting year	153	-	-	-	-
Evaluation reserves **Reserves on the doubtful debts** Data of the previous year	160	189 752	146 300	(189 752)	146 300
Evaluation reserves **Reserves on the doubtful debts** Data of the previous year	161	146 300	200 000	(146 300)	200 000
Reserve against the financial investments devaluation Data of the previous year	162	-	-	-	-
Data of the reporting year	163	-	-	-	-
Reserve on the liabilities arisen due to go out of business recognition Data of the previous year	164	-	-	-	-
Data of the previous year	165	-	-	-	-
Reserve created due to the consequences of economic activity factors Data of the previous year	166	-	-	-	-

Reserve created due to the consequences of economic activity factors Data of the previous year	167	-	-	-	-
Reserve against the of stocks of materials and capital equipment's cost reducing. Data of the previous year	168	-	-	-	-
Data of the reporting year	169	-	-	-	-
Other Data of the previous year	170	-	-	-	-
Data of the reporting year	171	-	-	-	-
Reserves on further expenses: **Reserve on remunerations payment at the outcome of the year** Data of the previous year	180	-	-	-	-
Data of the reporting year	181	-	-	-	-
Reserve on vacation pay (including assignments). Data of the previous year	182	-	-	-	-
Data of the reporting year	183	-	-	-	-
Reserve on payment of long-service annual bonus Data of the previous year	184	-	-	-	-
Data of the reporting year	185	-	-	-	-
Reserve on repair of the fixed assets Data of the previous year	186	-	1 703 368	(1,703 368)	-
Data of the reporting year	187	-	1 287 648	(1 287 648)	-
Other Data of the previous year	188	-	-	-	-
Data of the reporting year	189	-	-	-	-

REFERENCES

Index		Balance at the beginning of the year		Balance at the end of the year	
name	code				
1	2	3		4	
1) Net assets	200	25 969 340		24 578 854	
		From the budget		From the off-budget funds	
		For the reporting year	For the previous year	For the reporting year	For the previous year
		3	4	5	6
2) Received for expenditures over the daily activity – total	210	-	-	-	-
Including:					
Compensations of Chernobyl veterans	211				
	212				
Capital investments in the intangible assets	220	-	-	-	-
Including:					
	221				
	222				

CASHFLOW STATEMENTS

		Codes		
	Form №4 by OKUD	0710004		
For the year **2004**	Date (year, month, date)	2004	12	31
Institution: **"JSC "Kuzbassenergo"**	By OKPO	105638		
Identification number of tax payer	INN	4200000333		
Activity type: **Production**	By OKVED	40.10.11		
Legal form/ form of ownership: corporate	by OKOPF/OKFS	47	41	
Measuring unit: RUR thousands.	By OKEI	384		

Index		During the reporting period	During the similar period of the previous year
Name	Code		
1	2	3	4
Demand balance at the beginning of the reporting period	010	83 958	188 060
Cash flow provided by current activities Assets received from the buyers, customers	020	20 812 462	19 406 118
Proceeds from the purchased foreign currency	030	1 039	7 191
Proceeds from emergency circumstances	040	9 348	4 852
Receipts from the account inside the company	045	28 273 340	25 907 440
Other proceeds (income)	050	824 455	291 975
Cash outflow, aimed to:			
Payment of acquired goods, works, services, raw materials and other circulating assets	150	(10 210 361)	(11 670 229)
Remuneration of labour	160	(1 562 536)	(1 520 121)
dividends and interests paid	170	(1 322)	(65)
Tax and fees paid	180	(3 283 079)	(3 007 964)
Payment caused by emergency circumstances	181	(3 140)	-
Transfer from the account to account inside the company	182	(28 273 340)	(25 907 440)
Social payments	183	(116 769)	(87 964)
Other expenses (payments)	190	(4 838 118)	(2 466 377)
Net cash provided by the current activity	200	1 631 979	957 416
Cashflow from investing activity Proceeds from sale of the fixed asset's objects and other intangible assets	210	43 130	279 144
Proceeds from securities sale and other financial investments	220	610 692	379 530
Received dividends	230	-	-
Received interests	240	380	45
Proceeds from repayment of loan granted to the other companies.	250	2 200	600
Other proceeds	260	-	-
Acquisition of affiliated companies	280	-	-
Acquisition of the objects of the fixed assets, income investments and intangible assets	290	(1 261 132)	(1 010 612)
Acquisition of securities and other financial investments	300	(679 069)	(616 301)
Loans granted to other companies	310	(3 700)	(600)
Other expenses	320	-	-
Net cash from the investing activity	340	(1 287 499)	(968 194)
Cashflow from financing activity Proceeds from the stock issue or other share securities	350	-	-

Proceeds from loans and credits granted to other companies	360	5 696 000	6 114 614
Proceeds provided by target financing	370	-	-
Other income	380	-	-
Repayment of loans and credits (except percents)	390	(5 580 000)	(5 971 614)
Extinction of obligation under the finance lease	400	(5 412)	-
Other expenses	405	(166 299)	(236 324)
Net cash provided by financing activity	410	(55 711)	(93 324)
Net increasing (decreasing) of cash and cash equivalents	420	288 769	(104 102)
Balance of money terms at the end of the reporting period	430	372 727	83 958
Ratio of foreign currency to the RUR	440	-	-

APPENDIX TO THE BALANCE SHEET

	Codes		
From № 5 by OKUD	0710005		
Date (year, month, date)	2004	12	31
By OKPO	105638		
INN	4200000333		
By OKVED	40.10.11		
by OKOPF/OKFS	47	41	
By OKEI	384		

Fro the year **2004**
Institution: JSC "Kuzbassenergo"
Tax payer code:
Activity type: Production
Legal form/ form of ownership: joint-stock

Measuring unit: RUR thousands

Intangible assets

Index		Availability at the beginning of the reporting year	Received	Retired	Availability by the end of the reporting year
Name	code				
1	2	3	4	5	6
Objects of intellectual property (exclusive rights to the results of intellectual property)	010	4	0	0	4
Including: Patent holder has exclusive right to invention, production prototype, utility model	011	-	-	-	0
Right holder has right to the computer programs, data base.	012	-	-	-	0
The Holder has right to the trade mark and service mark, name of the goods origin	014	4	-	-	4
Organization expenses	020	103	-	-	103
Business reputation of the company	-	-	-	-	0
Other	040	-	-	-	0
Total	045	107	-	-	107

Index		At the beginning of the reporting period	At the end of the reporting period
Name	Code		
1	2	3	4
Amortization of the intangible assets – total	050	1	6

Fixed assets

Index		Availability at the beginning of the reporting year	Received	Retired	Availability by the end of the reporting year
Name	Code				
1	2	3	4	5	6
Buildings	110	8 922 083	365 789	(182 000)	9 105 872
Constructions and transfer mechanisms	111	26 097 829	408 079	(81 583)	26 424 325
Machines and equipment	112	33 954 329	701 236	(66 875)	34 588 690
Transport	113	376 760	25 246	(110 651)	291 355
Production and household equipment	114	86 299	18 958	(16 725)	88 532
Plough cattle	115	0	0	-	0
Productive cattle	116	0	0	-	0
Long-term plantings	117	341	-	-	341
Other types of the fixed assets	118	4 609	1 150	(1 400)	4 359

Lands and objects of nature management	119	571 066	169	(1 875)	569 360
Capital investments in the radical land amelioration.	120	0	-	-	0
Total:	130	70 013 316	1 520 627	(461 109)	71 072 834

Index		at the beginning of the reporting year	at the end of the reporting year
name	code		
1	2	3	4
Amortization of the fixed assets – total	140	45 072 116	46 512 782
Including: Buildings and constructions	141	18 798 166	21 469 409
Machines, equipment, transport	142	26 235 973	25 003 586
Other	143	37 977	39 787
Objects of the fixed assets handed over the lease – total	150	823 598	588 671
Including:			
Buildings and constructions	151	444 872	354 113
Machines, equipment, transport	152	331 383	208 986
Other	153	47 343	25 572
Objects of the fixed assets handed over the mothballing	155	104 684	215 416
Objects of the fixed assets rented.	160	150 058	145 496
Including:			
Buildings and constructions	161	111 427	52 343
Machines, equipment, transport	162	2 470	6 399
Other	163	36 161	86 754
Real estate objects accepted to maintenance and being in the State registration.	165	39 745	208 943
	code	at the beginning of the reporting year	at the end of the reporting year
As reference	2	3	4
Result of the fixed assets revaluation:	170	1 031 766	3 892 218
original (replacement) price	171	4 118 943	12 086 274
amortization	172	3 087 177	8 194 056
Change in the cost of the fixed assets objects due to rebuilding, reequipment, reconstruction, partial liquidation.	code	at the beginning of the reporting year	at the end of the reporting year
	2	3	4
	180	1 243 495	1 284 653

Income investments in the material values

Index		Availability at the beginning of the reporting year	Received	Retired	Availability at the end of the reporting year
Figures	code				
1	2	3	4	5	6
Property care of leasing	210	-	-	-	0
Property submitted under the lease contract	220	-	-	-	0
Other	230	13	-	-	13
Total	240	13	0	0	13

	код	at the beginning of the reporting year	at the end of the reporting year
1	2	3	4
Amortization of revenue investments in the material values	250	3	5

Expenditures on research engineering , development activity and technological works (NIOKR).

Work		Availability at the beginning of the reporting year	Received	Retired	Availability at the end of the reporting year
name	Code				
1	2	3	4	5	6
total	310	3 117	10 808	(12 316)	1 609
Including:					
Elaboration of technical documentation	311	1 039	-	(1 039)	0
	312	-	-	-	0
other	313	2 078	10 808	(11 277)	1 609

As reference. Amount of expenditures on the unfinished research engineering , development activity and technological works	code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
	320	-	-
Amount of expenditures on research engineering , development activity and technological works not given positive results referred to the extraordinary expenditures.	**code**	**During the reporting period**	**During the similar period of the previous year**
	2	3	4
	330	6 914	5 706

Expenditures on nature resources elaboration

Index		Balance at the beginning of the reporting period	Received	Retired	Balance at the end of the reporting period
name	code				
1	2	3	4	5	6
Expenditures on nature resources elaboration - total	410	0	0	0	0
Including:					
	411	0	0	0	0
	412	0	0	0	0
	413	0	0	0	0

As reference. Amount of expenses on depth sections, not finished research and a deposit evaluation, investigation and (or) hydro-geological researches and other similar activity	code	at the beginning of the reporting year	At the end of the reporting period
	420	-	-
Amount of expenditures provided by nature resources elaboration referred to the extraordinary expenses as ineffective in the reporting period.	430	-	-

Financial investments

Index		Long-term		Short-term	
Name	Code	At the beginning of the reporting year	At the end of the reporting year	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4	5	6
Investments in the chartered (pooled) capitals of other companies - total	510	184 523	181 129	0	0
Including: affiliated and subsidiaries	511	155 390	155 296	0	0
State and municipal securities	515	0	0	0	0

Securities of other companies – total	520	45 750	50 833	76 064	85 172
Including debt securities (bonds, bills)	521	45 750	50 833	76 064	85 172
Granted loans	525	0	0	0	0
Deposits	530	0	0	0	0
Other	535	0	0	0	0
Total	540	230 273	231 962	76 064	104 488
Financial investments having a current market value from the total amount: Investments in the chartered (pooled) capitals of other companies - total	550	0	0	0	0
Including: affiliated and subsidiaries	551	0	0	0	0
State and municipal securities	555	0	0	0	0
Securities of other companies – total	560	0	0	0	0
Including debt securities (bonds, bills)	561	0	0	0	0
Other	565	0	0	0	0
Total	570	0	0	0	0
As reference: At the financial investments having a current market value, change in the cost resulted valuation correction.	580	0	0	0	0
At the debt securities, difference between the initial cost and nominal cost is referred to the financial result of the reporting year.	590	0	0	0	0

Accounts payable and receivable.

Index		Balance by the beginning of the reporting year	Balance by the end of the reporting year
Name	Code		
1	2	3	4
Accounts receivable:			
Short-term – total	610	2 945 366	1 932 219
Including: Payments with buyers and customers	611	1 720 809	1 241 439
Advances paid	612	299 478	196 251
Other	613	925 079	494 529
Long-tern – total	620	1 277 822	1 193 816
Including:			
Payments with buyers and customers	621	515 197	441 634
Advances paid	622	713	713
Other	623	761 912	751 469
Total	630	4 223 188	3 126 035
Account payable:			
Short-term- total	640	5 557 915	4 442 030
Including:			
Payments with suppliers and contractors	641	1 229 993	607 134
Advances received	642	124 954	297 405
Tax and fees paid	643	676 807	443 526
Credits	644	1 555 161	1 671 535
Loans	645	110 000	268 354
Other	646	1 861 000	1 154 076
Long-term – total	650	1 908 431	2 956 215
including: Payments with suppliers and contractors	651	1 343 020	1 512 885
Tax and fees paid	652	415 476	1 059 540

Credits	653	-	-
Loans	654	3 000	-
Other	655	146 933	383 790
Total	660	7 466 346	7 398 245

Expenditures on the principal activity (on the expenses segments)

Index		During the reporting period	During the previous year
name	code		
1	2	3	4
Tangible expenses	710	7 169 301	7 476 611
Remuneration of labour	720	1 252 925	1 113 688
Social needs assignments	730	366 685	363 467
Amortization	740	1 771 664	1666 966
Other expenses	750	4 534 240	4 879 922
Total on the expenses segments	760	15 094 815	15 500 654
Change of balance (growth [+], reducing [-]):			
work-in-process	765	(1 532)	(991)
Further period expenses	766	(42 541)	(3 679)
Further expenses funds	767	-	-

Guarantee

Index		Balance by the beginning of the reporting year	Balance by the end of the reporting year
Name	Code		
1	2	3	4
Received – total	810	240 032	183 951
Including:			
bills of credit	811	240 032	183 951
Real estate being in pledge	820	0	0
Where			
objects of the fixed assets	821	-	-
Securities and other financial investments	822	-	-
Other	823	-	-
Granted – total	830	1 665 978	1 127 560
Including:			
bills of credit	831	-	160 802
Real estate being in pledge	840	1 665 978	966 758
Where			
objects of the fixed assets	841	64 142	-
Securities and other financial investments	842	-	-
Other	843	1 601 836	966 758

State assistance

Index		Reporting period	During the same period of the previous year
Name	Code		
1	2	3	4
Budgetary cash received in the reporting period – total	910	0	0
Including:			
	911		
	912		

		By the beginning of the reporting period	Received during the reporting period	Repaid during the reporting period	By the end of the reporting period
1	2	3	4	5	6
Budgetary credits – total	920	0	0	0	0
Including:	921				
	922				

APPENDIX 3

Consolidated financial report of the JSC "Kuzbassenergo" for the year terminated the 31st of December 2004 together with the Auditor's opinion.

Reinstatement of Rule 12g3-2(b) Exemption for OJSC Kuzbassenergo

File #82-4633

Volume 4 of 5

Annex C, continued
2.14 – 2.25

Annex C

2.14

The list of affiliated persons by 30.06.2005

№	Full company name (name for non profit institution) or surname, name and patronymic for the affiliated person	Registered office of legal entity or residence of natural person (only by approbation of natural person)	Reason (reasons) to be recognized as affiliated	Reasons beginning date	Shareholding of affiliated person in the authorized capital of the joint stock company , %	Share of ordinary stocks of the joint stock company owned by the affiliated person, %
п/п						
1	2	3	4	5	6	7
1.	Bolshakov Andrey Nickolaevich	Moscow, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
2.	Vagner Andrey Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0,03	0,03
3.	Kozhura Ruslan Viacheslavovich	Mytishy, Moscow, region, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
4.	Mazikin Valentin Petrovich	Leninsk-Kuznetsky, Kemerovo region, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
5.	Negomedzianov Alexander Alexandrovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
6.	Nikiforov Nikita Valentinovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
7.	Novikov Nickolay Valentinovich	Ekaterinbourg, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
8.	Parkhomuk Olga Viktorovna	Krasnoyarsk, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
9.	Platonov Vladimir Yurievich	Moscow, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
10.	Hromov Sergey Leonidovich	Moscow, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
11.	Shumilov Alexander Alexandrovich	Bor, Nizhegorodskaya oblast, Russia	Member of the Board of Directors of the joint stock company	24.06.2004	0	0
12.	Grebennikov Alexey Antonovich	Kemerovo, Russia	Person is a member of the corporate executive body of the joint stock company	30.09.2002	0	0
13.	Gretsingher yury Alexandrovich	Kemerovo, Russia	Person is a member of the corporate executive body of the joint stock company	10.03.2004	0	0
14.	Erofeev Alexander Kuprianovich	Kemerovo, Russia	Person is a member of the corporate executive body of the joint stock company	30.09.2002	0	0
15.	Ivanov Boris Ivanovich	Kemerovo, Russia	Person is a member of the corporate executive body of the joint stock company	30.09.2002	0	0
16.	Lavrov Alexander Mikhailovich	Kemerovo, Russia	Person is a member of the corporate executive body of the joint stock company	10.03.2004	0	0

No.	Name	Location	Basis	Date		
17.	Mikhailov Sergey Nickolaevich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	30.09.2002		
			Sole executive body of the joint stock company	21.06.2002	0	0
18.	Petrov Leonid Prokhorovich	Kemerovo, Russia	Member of Corporate executive body of the joint stock company	14.05.2004	0	0
19.	ZAO "Heat networks"	2, Kutuzov str., Mysky, Kemerovo region, 652840	Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC 'Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity).	13.04.2004	0	0
20.	Russian Joint Stock Company of energetics and electrification "UES of Russia"	№ 101, build. 3, Vernadskogo prospect, Moscow, 119526	Person has right to dispose of more than 20% of voting stocks of the joint stock company	30.12.1993		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo" 21.06.2002, 02.06.2003)	24.06.2004	49	49
21.	Closed Joint Stock Company "Autotransport company "Kuzbassenergo"	4, Stantsionnaya str., Kemerovo, 650006, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity) - 30.06.2004).	15.12.2004	0	0
22.	Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"	37, Kuzbasskaya str., Kemerovo, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.04.2004	0	0

			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC "Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity . - 07.07.2004).	15.12.2004		
23.	Limited liability company "Bill Centre Kuzbassenergo"	30, Kuznetsky prospect, Kemerovo, 650620, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.08.1999		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Bill Centre Kuzbassenergo" is an affiliated company of the JSC "Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity- 12.11.2003).	02.04.2004	0	0
24.	Limited liability company "Sbytenergo"	14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417,, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	21.03.2000		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Sbytenergo" is an affiliated company of the JSC "Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity-23.06.2003, 30.07.2004).	15.12.2004	0	0
25.	Joint Stock Company "Andreevskoye"	Andreevsky village, Kemerovo district, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	22.01.1997	0	0

No.	Name	Address	Basis	Date		
26.	Open Joint Stock company "Investment -production company Vodocanal"	3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	28.10.2001		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected).	07.10.2003	0	0
27.	Joint Stock Company Engineering- analytical centre "Kuzbasstechenergo"	17, Stantsionnaya str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.	30.01.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstechenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity - 09.02.2004).	11.10.2004	0	0
28.	Open Joint Stock company "Kuzbasshydroenergostroy"	Krapivinsky district, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	22.01.1997		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbasshydroenergostroy" is and affiliated company of the JSC "Kuzbassenergo" who is the only one shareholder of this legal entity. By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 23.06.2003, 17.05.2004).	15.12.2004	0	0

29.	Joint Stock Company "Kuzbssetremont"	1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbssetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity - 09.02.2004).	15.12.2004	0	0
30.	Joint Stock Company "Kuzbass energyreparing company",	30, Kuznetsky prospect Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	30.01.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbass energyreparing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.)	31.05.2004	0	0
31.	Joint Stock Company "Kuzbassenergoservice"	12, N. Ostrovskogo str., Kemerovo, 650099, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	31.03.2004		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassenergoservice"" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity).-01.07.2004)	11.10.2004	0	0

32.	Open Joint Stock Company "Prokopievskenergo"	14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia	Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person	20.09.2000		
			Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 22.10.2003).	15.06.2004	0	0

Annex C

2.15

The list of affiliated persons by 31.03.2005

Affiliated person	Number of the Company's stocks owned by the person	Share in the authorized capital of the Company
Bolshakov Andrey Nickolaevich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Vagner Andrey Alexandrovich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	***165000***	***0.03%***
Kozhura Ruslan Viacheslavovich Residence: ***Mytishy, Moscow, region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Mazikin Valentin Petrovich Residence: ***Leninsk-Kuznetsky, Kemerovo region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Negomedzianov Alexander Alexandrovich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Nikiforov Nikita Viktorovich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Novikov Nickolay Valentinovich Residence: ***Ekaterinbourg, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Parkhomuk Olga Viktorovna Residence: ***Krasnoyarsk, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Platonov Vladimir Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Khromov Vladimir Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Shumilov Alexander Alexandrovich residence: ***Bor, Nizhegorodskaya region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company***	-	-

Date of reason commencement: ***24.06.2004***		
Grebennikov Alexey Antonovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Gretsingher Yury Alexandrovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***10.03.2004***	-	-
Erofeev Alexander Kuprianovich Residence: : ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***30.09.2002***	-	-
Ivanov Boris Ivanovich Residence***: Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Lavrov Alexander Mikhailovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***10.03.2004***	-	-
Mikhailov Sergey Nickolaevich Residence***: Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***30.09.2002*** ***Sole executive body of the joint stock company*** Date of reason commencement:***21.06.2002***	-	-
Petrov Leonid Prokhorovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***14.05.2004***	-	-
Firm name: ***ZAO "Heat networks"*** Location: ***№2, Kutuzov str., Mysky, Kemerovo region, 652840*** Postal address: ***№2, Kutuzov str., Mysky, Kemerovo region, 652840*** ***Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC 'Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity.*** Date of reason commencement ***: 13.04.2004***	-	-
Firm name: ***Russian Open Joint Stock Company of energetics and electrification "UES of Russia"*** Location: ***№ 101, build. 3, Vernadskogo prospect, Moscow, 119526*** Postal address: ***№ 101, build. 3, Vernadskogo prospect, Moscow, 119526*** Reason: ***Person has right to dispose of more than 20% of voting stocks of the joint stock company*** Date of reason commencement: ***30.12.1993*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo" were elected 21.06.2002, 02.06.2003*** Date of reason commencement:***24.06.2004***	***297020200***	***49.00%***

Firm name: ***Closed Joint Stock Company "Autotransport company "Kuzbassenergo"*** Location: ***4, Stantsionnaya str., Kemerovo, 650006, Russia*** Postal address: ***4, Stantsionnaya str., Kemerovo, 650006, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***30.04.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs:*** Person is a member of group of persons to which the joint stock company belongs Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)*** ***- 30.06.2004, 15.12.2004*** Date of reason commencement: ***15.12.2004***	-	-
Firm name : ***Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"*** Location: ***37, Kuzbasskaya str., Kemerovo, Russia*** Postal address: ***37, Kuzbasskaya str., Kemerovo, Russia. 650099*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***30.04.2004*** Person is a member of group of persons to which the joint stock company belongs. Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity . - 07.07.2004; 15.12.2004*** Date of reason commencement: ***15.12.2004***	-	-
Firm name: ***Limited liability company "Bill Centre Kuzbassenergo"*** Location: ***30, Kuznetsky prospect, Kemerovo, 650620, Russia*** Postal address: ***12, N. Ostrovsky str., Kemerovo, 650099, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***20.08.1999*** ***Person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassenergo" has right to appoint the sole executive body*** ***12.11.2003, 02.04.2004*** Date of reason commencement: ***2.04.2004.***	-	-
Firm name: ***Limited liability company "Sbytenergo"*** Location: ***14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia*** Postal address: ***14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***21.03.2000*** Person is a member of group of persons to which the joint stock company belongs. Reason owing to which the person is a member of group of persons to	-	-

which the joint stock company belongs: ***Ltd. "Sbytenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity-23.06.2003, 30.07.2004; 15.12.2004.*** Date of reason commencement: ***15.12.2004***		
Firm name: ***Open Joint Stock company "Andreevskoye"*** Location: ***Andreevsky village, Kemerovo district, Kemerovo region, Russia*** Postal address: ***Andreevsky village, Kemerovo district, Kemerovo region,652421, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***22.01.1997***	-	-
Firm name: ***Open Joint Stock company "Investment -production company Vodocanal*** Location: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia*** Postal address: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, 653000, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***28. 10.2001*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs***: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected. - 07.10.2003*** Date of reason commencement:***7.10.2003***	-	-
Firm name: ***Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"*** Location: ***Stantsionnaya str., Kemerovo, 650099,*** Russia Postal address***: Stantsionnaya str., Kemerovo, 650099, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. - 09.02.2004; 11.10.2004.*** Date of reason commencement: ***11.10.2004***	-	-
Firm name: ***Open Joint Stock company "Kuzbasshydroenergostroy"*** Location: ***Krapivinsky district, Kemerovo region, Russia*** Postal address: ***№3, Nogradskaya str., Kemerovo, 650099*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***22.01.1997*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs.*** ***By offer made by the JSC "Kuzbassenergo" more than 50% of this***	-	-

legal entity's Board of Directors were elected - 23.06.2003, 17.05.2004; 15.12.2004. Date of reason commencement: ***15.12.2004***		
Firm name: ***Joint Stock Company "Kuzbassetremont"*** Location: ***1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia*** Postal address: ***1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement:***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.- 09.02.2004; 15.12.2004.*** Date of reason commencement: ***15.12.2004***	-	-
Firm name: ***Joint Stock Company "Kuzbass energy repairing company "*** ***Location: 30, Kuznetsky prospect Kemerovo, 650099, Russia*** Postal address***: 30, Kuznetsky prospect Kemerovo, 650099, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this legal entity*** Date of reason commencement:***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs .*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs***: JSC "Kuzbass energy repairing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity . By the resolution of the Board of the JSC "Kuzbassenergo" authorities of members of the Board of Directors of the JSC "Kuzbassenergoremont " were cancelled before the time, and the new Board of Directors in new composition was elected in the 31st of May 2004.*** Date of reason commencement: ***31.05.2004***	-	-
Firm name: ***Joint Stock Company "Kuzbassenergoservice"*** Location: ***12, N. Ostrovskogo str., Kemerovo, 650099, Russia*** Postal address: ***12, N. Ostrovskogo str., Kemerovo, 650099, Russia.*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this legal entity*** Date of reason commencement: ***31.03.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs .*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs***: JSC "Kuzbassenergoservice" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity . - 01.07.2004; 11.10.2004.*** Date of reason commencement:***11.10.2004***	-	-
Firm name: ***Open Joint Stock Company "Prokopievskenergo"*** Location: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia***	-	-

Postal address: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this legal entity*** Date of reason commencement: ***20.09.2000*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected. 22.10.2003, 15.06.2004.*** Date of reason commencement: ***15.06.2004***		

Annex C

2.16

APPROVED
The Board of Directors of the joint stock company of energetics and electrification
Minutes № 16/10 dd. 06.05.2005

QUARTERLY REPORT

The Kuzbass Joint Stock Company of energetics and electrification
Code of the Issuer: 00064-A

I Quarter 2005

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Information contained in this present quarterly report is a subject to be disclosed in accordance with the Russian Federation legislation on securities

General Director ________________ S.N. Mikhailov
signature

Date "03 ", May 2005

Chief accountant ________________ AN. Riumova
signature

Date " 03 " , May 2005

Contact person: Leading economist of the Corporate Policy Department – Yakovenko Natalia Alexandrovna
Telephone: (384-2) 29-37-61
Fax: (384-2) 29-37-77, 77-70-51
e-mail: yakovenkona@kuzbe.elektra.ru
Internate web-page: ***www.kuzbassenergo.ru*** ,
Containing information of this present quarterly report

CONTENTS

Page.

Preface 6

Paragraph I. Brief information about persons involved in the issuer's administration bodies, information about the issuer's bank accounts, auditor, valuator, financial consultant, and other persons subscribed the quarterly report 7

1.1. Persons involved in the issuer's administration bodies 7

1.2. Information about the issuer's bank accounts 8

1.3. Information about the issuer's auditor (auditors) 9

1.4. Information about the issuer's valuator 10

1.5. Information about the issuer's consultants 11

1.6. Information about subscribers of the quarterly report 11

Paragraph II. General information on the financial and economic situation of the issuer 12

2.1. Figures of financial and economic activity of the issuer 12

2.2. Market capitalization of the issuer 12

2.3. The issuer's liabilities 14

2.3.1. Account payable 14

2.3.2. Credit history of the issuer 15

2.3.3. The issuer's liabilities against the third parties security 20

2.3.4. Other liabilities of the issuer 25

2.4. The purpose of the issue and direction of the assets using resulted to distribution of the issuing securities 25

2.5. Risks related with acquisition of the distributing (distributed) issuing securities 28

Paragraph III. Detailed information about the issuer 33

3.1. Information about the issuer's establishment and development 33

3.1.1. Information about the issuer's company name 33

3.1.2. Information about state registration of the issuer 33

3.1.3. Information about the issuer's establishment and development 33

3.1.4. Contact information 35

3.1.5. Taxpayer identification number 37

3.1.6. Affiliated companies and representative offices of the issuer 37

3.2. Principal economic activities of the issuer 38

3.2.1. Industrial affiliation of the issuer 38

3.2.2. Principal economic activities of the issuer 38

3.2.3. Major products (operations, services)..39

3.2.4. Suppliers of the Issuer Whose Rate in the Delivery of Inventory Supplies is 10% or More with the Indication of Their Rate in the Total Amount of Supplies..41

3.2.5. Markets for products (work, services) of the issuer 41

3.2.6. The Activity Towards Working Capital and Inventories 44

3.2.7.Raw mterials 44

3.2.8. Major business rivals 45

3.2.6. Information about the Issuer's licenses 45

3.2.7. Joint activities of the Issuer 45

3.3. Future plans of the issuer 46

3.5. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations..48

3.6. Subsidiaries and affiliated business divisions of the issuer 48

3.7. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets..51

3.7.1. Fixed assets 51

3.7.2. Cost of the Issuer's real estate 54

Paragraph . IV. Information about financial and economic activities of the issuer 55

4.1. Results of financial and economic activities of the issuer 56

4.2. Issuer's liquidity, adequacy and structure of the capital and circulating assets 57

4.3. Amount and structure of the issuer's capital and circulating assets 58

44.3.1. Amount and structure of the issuer's capital and circulating assets 58

4.3.2. Adequacy of capital and circulating assets of the Issuer 59

4.3.3. Money terms 59

4.3.4. Investments of the Issuer 60

4.3.5. The issuer's intangible assets 62

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development 62

4.5. Overview of the new trends in the sector of the issuer's core business 63

Paragraph V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees)..70

5.1. Information about the structure and competence of the issuer's regulatory bodies 70

5.2. Information about members of the issuer's management bodies 75

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer..86

5.4. Information about the structure and capacity of the units of control over the issuer's financial and economic activities 87

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities 88

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the

body of control over the issuer's financial and economic activities 91

5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)....................92

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)....................93

Paragraph VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest....................

6. 1. Information about the total number of shareholders (participants) of the issuer 94

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its chartered (pooled) capital (unit trust), or at least 5 percent of its ordinary stocks; information about the participants (shareholders) of such entities owning at least 20 percent of their chartered (pooled) capital (unit trust) or at least 20 percent of their ordinary stocks....................94

6.3. Information about the share of the government or municipal authority in the issuer's chartered (pooled) capital (unit trust), existence of a special right ("golden share")....................95

6.4. Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)....................95

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its chartered (pooled) capital (unit trust) or at least 5 percent of its ordinary stocks....................96

6.6. Information about the deals made by the issuer, in which it had an interest 97

6.7. Information about the amount of accounts receivable 98

Paragraph VII. The Issuer's accounting reports and other financial information 102

7.1. The issuer's annual accounting reports 102

7.2. The issuer's quarterly accounting reports for the last completed financial quarter 102

7.3. The issuer's consolidated accounting reports for the last completed financial year....................102

7.4. Information of the total amount of export also on the share of export in the total sale's volume 102

7.5. Information of the cost of real estate of the issuer and essential changes in the structure of the issuer's property after the date of termination of the last fiscal year 102

7.6. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity 102

Paragraph VIII. Additional information about the issuer and its placed securities 103

8.1. Additional information about the issuer 103

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust)....................104

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital....................105

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer 105

8.1.4. Information about the order of convocation and holding a meeting of the issuer's supreme

management body 105

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the chartered (pooled) capital (unit trust), or at least 5 percent of ordinary stocks 107

8.1.6. Information about essential transactions carried out by the issuer 116

8.1.7. Information about credit ratings of the issuer 117

8.2. Information about each category (type) of the issuer's shares 117

8.3. Information about the previous issues of the issuer's securities, except for the issuer's shares 118

8.3.1. Information about the issues with all securities paid off (cancelled) 118

8.3.2. Information about the issues with securities in circulation 118

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default) 118

8.4. Information about the entity (entities) which provide security for the bonds of the issue 118

8.5. Terms of securing fulfillment of obligations on the bonds of the issue 118

8.6. Information about organizations registering the rights for issued securities of the issuer 118

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents 118

8.8. Description of the order of taxation of revenues from the issuer's issued securities placed and in floatation 120

8.9. Information about the announced (accrued) and paid dividends on the issuer's shares, and income from the issuer's bonds 123

8.10. Other information 124

APPENDIXES:

Appendix 1. Annual accounting report 125

Appendix 2. Quarterly accounting report 144

Appendix 3. Quarterly accounting report for the purposes of IFRS 152

Preface

a) full company name and abbreviation of the issuer:

The Kuzbass Open Joint Stock Company of energetics and electrification,
JSC "Kuzbassenergo"

б) Registered office: ***№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia***;

c) telephone, e-mail of the issuer: ***(384-2)29-33-59;***

E-mail: ***adm@kuzbe.elektra.ru***;

d) Internet page where the full text of the quarterly report of the issuer is published:
http://www.kuzbassenergo.ru/inf/otch/index.shtml;

e) general information on the Issuer's securities floatation (on floated securities):

Company floated the ordinary registered stocks with equal nominal value 1 (one) RUR per share in amount of 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred) pieces to the total amount RUR 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred rubles) at the nominal value.

By the order of the FCCB of Russia dd. 24.06.2003 №03-1210/p an unification of additional securities issues of the Kuzbass Joint Stock company of energetics and electrification was made, resulted:

the follows State registration numbers assigned to the issues of ordinary registered stocks of the Kuzbass Joint Stock Company of energetics and electrification were annulled:

39-1n-00374 dd 25.07.1994 (floatation type: closed subscription; period of floatation: 12.01.1994 - 21.01.1994; current state of the issue: floatation is finished; number of actually floated securities of the issue in accordance with the registered report on the issue results:3030819 pieces.);

39-1-00970 dd. 23.11.1995 (floatation type: distribution between the shareholders: period of floatation: : 23.11.1995 - 23.11.1995; current state of the issue : floatation is finished; number of actually floated securities of the issue in accordance with the registered report on the issue results 603132981 pieces.).

The State registration number 1-01-00064-A was assigned to the aforementioned issues of the ordinary registered stocks of the Kuzbass Joint Stock Company of energetics and electrification dd. 24, June 2003.

"This present quarterly report contains evaluation and forecast made by the authorized management bodies of the Issuer concerned the future events and /or activities, future trends for development of the economic branch where the issuer realizes its general activities, and results of the issuer 's activities including his plans, possibility of the occurrence of the definite events and of accomplishment of the definite acts. The investors should not rely fully on evaluation and forecasts of the management bodies of the issuer as the actual results of the issuer's activities may differ from the forecasted results in future because of many reasons. Acquisition of the issuer's securities is tied with some risks described in this present quarterly report".

I. Brief information about the persons forming the management body of the Issuer; bank's information; auditor; valuator and financial consultant of the Issuer; other subscribers of this present quarterly report

1.1. Persons forming the management body of the Issuer

The Management Body of the Company is as follows:

- *General meeting of shareholders of the company which is the supreme management body of the JSC "Kuzbassenergo":*
- *The Board of Directors;*
- *Management Board;*
- *General Director.*

The Board of Directors of the JSC "Kuzbassenergo" :

1. Bolshakov Andrey Nickolaevich , year of birth 1955;

2. Vagner Andrey Alexandrovich, year of birth 1957;

3.Kozhura Ruslan Viacheslavovich, year of birth 1963;

4. Mazikin Valentin Petrovich, year of birth 1945;

5.Negomedzianov Alexander Alexandrovich, year of birth 1952;

6. Nikiforov Nikita Viktorovich, year of birth 1978;

7. Novikov Nickolay Valentinovich, year of birth 1963;

8. Parhomuk Olga Viktorovna, year of birth 1963;

9. Platonov Vladimir Yurievich, year of birth 1959 ;

10. Hromov Sergey Leonidovich, year of birth 1963;

11. Shumilov Alexander Alexandrovich, year of birth 1967.

Corporate executive body is the Management Board of the JSC "Kuzbassenergo":

1. *Lavrov Alexander Mikhailovich, date of birth, 1950.*
2. *Grebennikov Alexey Antonovich, date of birth 1939.*
3. *Erofeev Alexander Kuprianovich, date of birth 1959..*
4. *Ivanov Boris Ivanvich , date of birth 1960 .*
5. *Petrov Leonid Prokhorovich, date of birth 1961 .*
6. *Mikhailov Sergey Nickolaevich, date of birth 1959.*
7. *Gretsinguer Yury Alexandrovich, date of birth 1953.*

Sole executive body is the general director of the SJC "Kuzbassenergo":

Mikhailov Sergey Nickolaevich, date of birth ***1959*****.**

1.2. Information about the Issuer's Bank Accounts

Bank settlement accounts:

1. 40702810200530000444, Open Joint-Stock Company Joint-Stock Commercial "Moscow Municipal Bank – Bank of "Moscow" (OJSC JSC "MMB - Bank of "Moscow"), Zip Code 650099, Kemerovo, Nogradskaya St., 5 building "g", Taxpayer's Identification Number (TIN): 7702000406, Bank Identifier Code (BIC): 043207743, correspondent account (c/a) 30101810700000000743;

2. 40702810000000000863, Open Joint-Stock Company Joint-Stock Commercial Bank "Kuzbassugolbank" (OJSC JSCB "Kuzbassugolbank"), Zip Code 650099, Kemerovo, Oktyabrsky Av., 2, TIN: 4205002253, BIC: 043207796, c/a 30101810100000000796;

3. 40702810000000000863, Open Joint-Stock Company Joint-Stock Commercial Bank "Kuzbassugolbank" (OJSC JSCB "Kuzbassugolbank"), Zip Code 650099, Kemerovo, Oktyabrsky Av., 2, TIN: 4205002253, BIC: 043207796, c/a 30101810100000000796;

4. 40702810800000000384, Commercial Bank "Investment Bank of Support of Entrepreneurship" (CB "IB"), 125319, Moscow, Ilushina St., 9, TIN: 7734050463, BIC: 044583861, c/a 30101810000000000861;

5. 40702810900000001843, Open Joint-Stock Company Bank "Alemar" (JSC Bank "Alemar"), 630099, Novosibirsk, Serebrennikovskaya St., 37, TIN: 5406102877, BIC: 045004874, c/a 30101810500000000874;

6. 40702810400120000152, Commercial Bank of Scientific, Technical and Social Development JSC "Sibacadembank" (Branch of JSCB Commercial Branch JSC "Sibacadembank"), 650099, Kemerovo, Nogradskaya St., 5 building "v", TIN 5408117935, BIC 043207784, c/a 30101810400000000784;

7. 40702810126020102036 Branch of Joint-Stock Commercial SB RF in Kemerovo No. 8615 (Branch of JSC SB RF in Kemerovo No. 8615), 650066, Kemerovo, Oktyabrsky Av., 53, TIN 7707083893, BIC 043207612, c/a 30101810200000000612;

8. 40702810100070000201 Branch "Kuzbassky" of Closed Joint-Stock Company "Commercial Bank of Entrepreneurial Activity Development "Guta-Bank" (Branch "Kuzbassky" CJSC CB "Guta-Bank"), 650066, Kemerovo, Oktyabrsky Av., 53/2, TIN 7710353606, BIC 043207739, c/a 30101810400000000739;

9. 40702810100120000256 Branch of Open Joint-Stock Company JSB "Moskovsky Delovoi Mir"(Branch of OJSC "MDM-Bank"), 650003, Kemerovo, Lenina Av., 137/3, TIN 7706074960, BIC 043207791, c/a 30101810600000000791;

10. 40702810826020102640 Branch of Joint-Stock Commercial SB RF in Kemerovo No. 8615 (Branch of JSC SB RF in Kemerovo No. 8615), 650066, Kemerovo, Oktyabrsky Av., 53, TIN 7707083893, BIC 043207612, c/a 30101810200000000612;

11. 40702810817000000044 Branch of Open Joint-Stock Company "Trans-Credit Bank" (Branch of OJSC "Trans Credit Bank"), 630089, Novosibirsk, Bogatkova St., 221, TIN 7722080343, BIC 045005787, c/a 30101810500000000787;

12 .40702810800500000017 Branch of Open Joint-Stock Company Bank "Alemar" in Kemerovo (Branch of OJSC Bank "Alemar" in Kemerovo), 650070, Kemerovo, Molodezhnyj Av., 7/1, TIN 5406102877, BIC 043207786, c/a 30101810000000000786;

13. 40702810100040000005 Branch No. 4 of Open Joint-Stock Company Bank "Zenit"(Branch No. 4 of OJSC Bank "Zenit"), 650099, Kemerovo, Sovetsky Av., 77/1, TIN 7729405872, BIC 043207730, c/a 30101810700000000730;

14. 40702810700042000005 Branch No. 4 of Open Joint-Stock Company Bank "Zenit"(Branch No. 4 of OJSC Bank "Zenit"), 650099, Kemerovo, Sovetsky Av., 77/1, TIN 7729405872, BIC 043207730, c/a 30101810700000000730;

15. 40702810200120000392 Branch of Open Joint-Stock Company JSB "Moskovsky Delovoi Mir"(Branch of OJSC "MDM-Bank"), 650003, Kemerovo, Lenina Av., 137/3, TIN 7706074960, BIC 043207791, c/a 30101810600000000791;

16. 40702810800120000433 Branch of Open Joint-Stock Company JSB "Moskovsky Delovoj Mir"(Branch of OJSC "MDM-Bank"), 650003, Kemerovo, Lenina Av., 137/3, TIN 7706074960, BIC 043207791, c/a 30101810600000000791;

17. 40702810400430000001 Branch of Bank of Foreign Trade (Open Joint-Stock Company) "Alfa-Bank"(Branch of OJSC "Vneshtorgbank"), 650099, Kemerovo, N. Ostrovsky St., 12, TIN 7702070139, BIC 043207756, c/a 30101810700000000756;

18. 40702810500320000138 Branch "Kemerovsky" of Open Joint-Stock Company "Alfa-Bank"(Branch "Kemerovsky" of OJSC "Alfa-Bank"), 650099, Kemerovo, N. Ostrovsky St., 12, TIN 7728168971, BIC 043207745, c/a 30101810300000000745;

19. 30214810210000000610, Non-Profit Organisation "Clearing House RTS" (LLC), 127006, Moscow, Dolgorukovskaya St., 38, TIN 7710298190, BIC 044583258, c/a 30103810200000000258;

20. 30214810510000000611, Non-Profit Organisation "Clearing House RTS" (LLC), 127006, Moscow, Dolgorukovskaya St., 38, TIN 7710298190, BIC 044583258, c/a 30103810200000000258;

21. 30214810810000000612, Non-Profit Organisation "Clearing House RTS" (LLC), 127006, Moscow, Dolgorukovskaya St., 38, TIN 7710298190, BIC 044583258, c/a 30103810200000000258;

22. 30214810110000000613, Non-Profit Organisation "Clearing House RTS" (LLC), 127006, Moscow, Dolgorukovskaya St., 38, TIN 7710298190, BIC 044583258, c/a 30103810200000000258;

23. 30214810410000000614, Non-Profit Organisation "Clearing House RTS" (LLC), 127006, Moscow, Dolgorukovskaya St., 38, TIN 7710298190, BIC 044583258, c/a 30103810200000000258;

24. 30214810710000000615, Non-Profit Organisation "Clearing House RTS" (LLC), 127006, Moscow, Dolgorukovskaya St., 38, TIN 7710298190, BIC 044583258, c/a 30103810200000000258;

25. 30214810010000000616, Non-Profit Organisation "Clearing House RTS" (LLC), 127006, Moscow, Dolgorukovskaya St., 38, TIN 7710298190, BIC 044583258, c/a 30103810200000000258;

26. 30214810310000000617, Non-Profit Organisation "Clearing House RTS" (LLC), 127006, Moscow, Dolgorukovskaya St., 38, TIN 7710298190, BIC 044583258, c/a 30103810200000000258;

27. 30214810610000000618, Non-Profit Organisation "Clearing House RTS" (LLC), 127006, Moscow, Dolgorukovskaya St., 38, TIN 7710298190, BIC 044583258, c/a 30103810200000000258;

28. 30214810910000000619, Non-Profit Organisation "Clearing House RTS" (LLC), 127006, Moscow,

Dolgorukovskaya St., 38, TIN 7710298190, BIC 044583258, c/a 30103810200000000258;

29. 30214810310000000620, Non-Profit Organisation "Clearing House RTS" (LLC), 127006, Moscow, Dolgorukovskaya St., 38, TIN 7710298190, BIC 044583258, c/a 30103810200000000258;

Bank currency accounts:

1. Current bank currency account 40702840000000000111, Open Joint-Stock Company Joint-Stock Commercial Bank "Kuzbassugolbank" (OJSC JSCB "Kuzbassugolbank"), Zip Code 650099, Kemerovo, Oktyabrsky Av., 2, TIN: 4205002253, BIC: 043207796, c/a 30101810100000000796;

2. Transit bank currency account 40702840300001000111, Open Joint-Stock Company Joint-Stock Commercial Bank "Kuzbassugolbank" (OJSC JSCB "Kuzbassugolbank"), Zip Code 650099, Kemerovo, Oktyabrsky Av., 2, TIN: 4205002253, BIC: 043207796, c/a 30101810100000000796;

1.3. Auditor of the issuer

Full company name: ***Closed Joint Stock Company "BDO Yunikon", ZAO "BDO Yunikon"***

ZAO "BDO "Yunikon" was registered by the Inspection of the Taxation Ministry of RF №26 in the South administrative district of the Moscow city.

Certificate on record making in the Unique State Register of legal entities dd. 28.07.2004, series 77 № 006984097, major state registration number 1037739271701.

location: 125 Varshavskoye shosse, Moscow,117545, Russia
Tel.: ***(095) 319-66-36, 797-56-65;***
Fax: ***(095)319-59-09;***
e-mail: ***reception@bdo.ru***

Information on the license of the auditor:
License No.: ***E 000547 to render audit services***
Date of issue: ***25.06.2002***
Expire date: ***24.06.2007***
Issuing body: ***Ministry of Finance of Russian Federation***

ZAO "BDO Yunikon" had audited accounting reports of the JSC "Kuzbassenergo" for the year 2004. Audit was spent in accordance with the agreement №10206-01-266/04 dd. 11.08.2004 concluded on the ground of the decision of the general meeting of shareholders of the Company on approval of the ZAO "BDO Yunikon" as official auditor of the Company (minutes №12 dd. 24.06.2004).

ZAO "BDO Yunikon" is an independent national auditing company involved in the international BDO network.

ZAO "BDO Yunikon" is an actual member of the professional auditors membership "Institute of professional auditors" (IPAR) accredited by the Ministry of Finances of RF in accordance with the Order №145 dd. 16.07.2002.

Procedure of the Issuer's auditor election:

In accordance with the art. 10 of the Company's Charter, auditor shall to be approved by the general meeting of shareholders of the Company.

FL "On Joint Stock Companies" does not determine terms and order for nomination of a candidate for auditor to inscribe him in the lists for voting over the question on approval of auditor of the Company, also this law does not grant to the shareholders the right to nominate of candidate for auditor.

Thus the candidate for auditor subject to approval at the annual general meeting of shareholders of the

Company at the outcome of the year 2003 was determined by the Board of Directors within the decision making for the general meeting of shareholders of the Company preparation and holding

Auditor is independent of the Issuer.

Factors of the Auditor's independency: According to the art. 12 of the Federal Law "On auditing" #119 -FL dd. 07.02.2001 audit may not be fulfilled by:

1) ***the auditors being the incorporators (participants) of the auditing persons , also their managers, accountants or other persons responsible for book-keeping organization as keeping and drawing up a financial (accounting) report;***

2) ***the auditors being with the incorporators (participants) of the auditing persons, their officials, accountants and other persons responsible for book-keeping organization and keeping also for drawing up a financial (accounting) report in immediate relationship (parents, wife, brothers, sisters, children, also the husband of wife's brothers, sisters, parents and children);***

3) ***audit institutions, whose managers and officials are the incorporators (participants) of the auditing persons, their officials, accountants and other persons responsible for book-keeping making and keeping, as for drawing up a financial (accounting) report;***

4) ***audit institutions, whose managers and other officials are in immediate relationship (parents, husband or wife, brothers and sisters, also husband and wife's parents, sisters and brothers, children) with the incorporators (participants) of the auditing persons, also their officials, accountants and other persons responsible for book-keeping making and keeping, as drawing up a financial (accounting) report;***

5) ***audit institutions acting as the incorporators (participants) of the auditing persons to whom these institutions are the incorporators (participants), in relation to affiliated companies, subsidiaries and representative offices of the aforementioned auditing persons, also in relation to the companies having common incorporators (participants) with this audit institution;***

6) ***audit institutions and individual auditors rendered services on book-keeping renewal and making, also on financial (accounting) report drawing up to the natural persons and legal entities, or in respect of these persons during 3 years before the current auditor's checking.***

There are no essential interests tied an auditor (officials of the auditor) with the Issuer (officials of the Issuer).
Auditor has no market share in the chartered capital of the company.
The Company did not grant any loans to the Auditor.
There is no immediate business relations , no family relations.
The officials of the Issuer are not the officials of the auditor.

Amount of payment for the auditor services shall to be determined by the Board of Directors of the company." There are no deferred and late payments for rendered auditor services.
Auditor of the Company controls financial and economic activity of the Company in accordance with terms of legislation of Russian Federation and in accordance with concluded contract.
Over the check out results the Company's auditor shall to make an opinion included:

- ***proof of the facts validity contained in the reports and other financial documents of the Company;]***
- ***information on the facts of violation by the Company of the book-keeping order and financial reports rendering stipulated by the RF legal deeds , also of legal deeds of RF under fulfillment by the company of his financial and economic activity .***

1.4. Valuator of the issuer

Full firm name and abbreviation: **Closed Joint Stock Company "ENPI Consult", ZAO "ENPI Consult".**
Location: **#14, Dukhovsky pereulok, Moscow, 115191.**
Telephone/fax: ***(095) 952-1041/(095) 954-4408.***
E-mail: ***npg@npg.ru***
Information on the licenses of the valuator:

License No*: *000031
Date of issue: ***06.08.2001***
Expire date: ***the 6th of August, 2007***
Issuing body: ***Ministry of Privity of Russian Federation***

Information on evaluation services subject to render (rendered) by the valuator:
Evaluation of the replacement value of a part of fixed assets by the 01.01. 2000., consulting services on a revaluation of a part of the capital assets;
Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2001., consulting services on a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of the fixed assets as for the date of 01.01. 2002., consulting services on a revaluation of a part of the capital assets;

Evaluation of the overall replacement value of a part of the fixed assets as for the date of 01.01. 2003., consulting services on a revaluation of a part of the capital assets of the Company in accordance with the with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2004., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Calculation of the overall replacement value of the valuation objects was carried out on the ground of analysis of the augmented inventory tables, accounting documents and valuation task, data on technical characteristics of the objects represented by the JSC "Kuzbassenergo".

Valuation was made in accordance with FL №135-FL dd. 29.07.1998 "On valuators activity in the Russian Federation", Standards of valuation obligatory to be applied by the subjects of valuator activity (Provisions of the Government of RD dd. 06.07.2001), also with major principles formulated by the International Valuation Standards IVS1-IVS4, Standards of professional practice and Ethics Code of the Russian Valuators community.

Evaluation of overall replacement value of a part of the capital production assets being on the balance of the JSC "Kuzbassenergo" by the 01.01.2005., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "The Fixed assets accounting". PBU 6/01.

Issuer did not enlist the valuator to the stock emission (in the year 1995.)

1.5. Information on the issuer's consultants

Financial consultants and other consultants at the securities market were not attracted by the issuer to the sock emission.

1.6. Information on the other subscribers of this present quarterly report

Chief accountant – ***Riumova Alevtina Nickolaevna***
Telephone: ***(384-2)29-33-58***
Fax: ***(384-2)29-37-77.***

II. Major Information about Financial and Economic State of the Issuer

2.1. Figures of financial and economic activity of the Issuer

For 2000-2004:

Index	2000	2001	2002	2003	2004
Cost of the Issuer's net assets, roubles	16,681,078,000	16,666,809,000	20,847,542,000	24,851,878,000	24,389,890,000
Ratio of the amount of borrowed assets to the Company's assets and provisions, %	45.29	39.77	30.47	32.42	34.13
Ratio of the amount of short-term liabilities to the Company's assets and provisions, %	27.35	22.16	18.39	23.29	19.29
Cover of debt service payment, roubles	0.32	0.27	0.28	0.28	9.40
Rate of overdue debts, %	69.34	10.70	4.26	1.88	0.20
Net assets turnover, times	0.65	0.76	0.71	0.68	0.68
Accounts payable turnover, times	1.47	1.73	2.03	1.99	1.94
Accounts receivable turnover, times	1.84	2.38	4.52	3.58	4.48
Rate of profit tax before taxes, %	23.17	92.49	-112.47	73.37	24.25

For the 1st quarter of 2004 and the 1st quarter of 2005

Index	the 1st quarter of 2004	1st quarter of 2005
Cost of the Issuer's net assets, roubles	26,278,405,000	27,804,898,000
Ratio of the amount of borrowed assets to the Company's assets and provisions, %	27.49	27.28
Ratio of the amount of short-term liabilities to the Company's assets and provisions, %	18.74	14.39
Cover of debt service payment, roubles	Not calculated	0.17
Rate of overdue debts, %	0.00	2.30
Net assets turnover, times	0.19	0.20
Accounts payable turnover, times	0.57	0.63
Accounts receivable turnover, times	1.00	1.38
Rate of profit tax before taxes, %	31.49	24.00

Principles recommended by FCSM (Federal Commission for the Securities Market) in the Resolution of 2 February 2003 No 03-32/ps were used to calculate the highlights.

On the 31st of March 2005 positive trends in the highlights of financial and economic activity of the Company were seen. The amount of net assets is the initial highlight of the Company's stable financial state. Through the surveyed period the stable increase of net assets is seen, in 2004 the growth of this highlight towards 2002 was 146.2 %. For the 1st quarter of 2005 the net assets cost also increased that had been caused mainly by the decrease of the Company's short-term liabilities. Thus the net assets cost in the 1st quarter of 2005 increased by 1,526,439 thous. roubles as compared to the same period the previous year (at the beginning of 2005 the fixed assets revaluation was done).

For the 1st quarter of 2005 the Company's net assets value equals 705,853 thous. roubles, that influenced positively both on the replenishment of the Company's sources of assets generation and on its financial ability to repay external debts.

The turnover of the accounts receivable and payable for the 1st quarter of 2005 increased by 0.38 and 0.06 times respectively as compared to the same period in 2004.

Overdue accounts receivable are still low and indicate the Company's ability to repay its liabilities without considerable delays.

2.2. The Issuer's Market Capitalization

Trading equity shares of the Issuer is done in the following markets:
Full and abbreviated names of the trade institutors: ***Non-profit partnership "Stock Exchange RTS", NP "Stock Exchange RTS";***
Closed Joint-Stock Company "Moscow Interbank Currency Exchange", CJSC "MICE".

Non-profit partnership "Stock Exchange RTS": ***One equity share of OJSC "Kuzbassenergo" is traded in the system "Classical equity shares market". Equity shares on 23 June 1997 were put in the list "RTS-2", were excluded from the list "RTS-2" on 4 January 2000 and were put in the list "Classical equity shares market".***

Market capitalization following the results of 2002 was calculated on the basis of the largest 10 bargains settled through RTS in December 2000 and equals 49,438,720 USD.

Market capitalization following the results of 2001 was calculated on the basis of the largest 10 bargains settled through RTS for the last 3 months of 2001 and equals 72,460,821 USD.

In 2002 129 bargains were settled through RTS, including 3 bargains in December, 6 - for the last 3 months, thus the calculation of the Issuer's market capitalization for 2002 is done at the price of equity shares bought in the equity market RTS on 31 December 2002 (0.19 $ x 606,163,800 = 115,171,122 $).

In 2003 through RTS 55 bargains with equity shares of OJSC "Kuzbassenergo" were settled with the shares trading volume that was equal 1,320,834 USD or 4,910,139 pcs. thus the calculation of the Issuer's market capitalization is done at the price of equity shares bought in the equity market RTS on 31 December 2003. It means that the Issuer's market capitalization for 2003 equals 0.48 $ x 606,163,800 = 290,958,624 $.

During 2004 through RTS 48 bargains were settled with the shares trading volume that was equal 1,980,647 USD or 2,987,610 pcs. including 6 bargain for the 4th quarter. Thus the calculation of the Issuer's market capitalization is done at the price of equity shares bought on 31 December 2004 (0.681 $ x 606,163,800 = 412,797,548 $).

During the 1st quarter of 2005 through RTS 10 bargains were settled with the shares trading volume that was equal 316,440 USD or 453,000 pcs. Thus the calculation of the Issuer's market capitalization is done

at the price of one equity share rated for 3 months (0.681 $ x 606,163,800 = 412,797,548 $).

Closed Joint-Stock Company "Moscow Interbank Currency Exchange": ***One equity share of OJSC "Kuzbassenergo" in 23 July 2003 was put in non-listed stock. No bargain was settled in 2003 and 2004. In MICE, for the 1st quarter of 2005, 86 bargains were settled with the shares trading volume that was equal 7,237,903 USD or 312,000 pcs.***

2.3. The Issuer's Liabilities

2.3.1. Accounts Payable

For 2000:

Liabilities	2000
Short-term and long-term liabilities, in total, roubles	6,508,259,000
Accounts payable, in total, roubles	5,913,268,000
including:	
Debt to suppliers and contractors, roubles	*3,124,446,000*
Bills payable, roubles	*321,916,000*
Debt to associated and dependent companies, roubles	*22,281,000*
Salaries payable, roubles	*62,695,000*
Debt to budget and non-budgetary funds, roubles	*1,485,977,000*
Miscellaneous accounts payable, roubles	*895,953,000*
Credits, in total, roubles	406,234,000
Loans, in total, roubles	188,757,000
including:	
Bonded loans, roubles	*0*
Miscellaneous liabilities, roubles	0
Overdue accounts payable, in total, roubles	1,829,336,133
Including debt to budget and non-budgetary funds, roubles	0
Overdue debt under credits, roubles	0
Overdue debt under loans, roubles	0

Creditors, whose share in the total amount of accounts payable is not less than 10%:

Creditor Name, Location	Amount of Debt, roubles	Overdue Debt, roubles	Fines, Penalties, roubles	Whether it is an Affiliated Company	Participatory Share in the Issuer's Nominal Capital
Open Joint-Stock Company RAO "UES of Russia", Moscow	1,411,705,583	0	0	Affiliated company	49.0%

For 2001:

Accounts	Maturity Date	Total

	less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 to 1 year	more than 1 year	
Accounts payable, in total	1,280,880,130	120,608,475	423,483,520	316,749,044	843,467,751	3,635,599,290	**6,620,788,210**
including							
Overdue accounts payable, in total	194,571,389	20,785,797	145,764,692	26,482,342	49,641,953	279,190,713	**716,436,886**
Borrowed assets, in total	54,542,000	5,924,000	0	122,000,000	723,100,000	89,456,000	**995,022,000**
Overdue borrowed assets							**0**
Credits	*54,542,000*	*5,924,000*	*0*	*122,000,000*	*723,100,000*	*0*	**905,566,000**
Loans						*89,456,000*	**89,456,000**
including:							
Bonded loans	*0*	*0*	*0*	*0*	*0*	*0*	**0**
Miscellaneous accounts payable, in total	1,226,338,130	114,684,475	423,483,520	194,749,044	120,367,751	3,546,143,290	**5,625,766,210**
including:							
Debt to suppliers and contractors	*305,225,223*	*49,294,444*	*401,791,470*	*28,670,608*	*114,764,916*	*2,203,106,383*	**3,102,853,044**
Bills payable	*289,791,688*	*0*	*0*	*0*	*0*	*0*	**289,791,688**
Debt to associated and dependent companies	*46,229*	*998*	*302,703*	*46,313,527*	*206,765*	*0*	**46,870,222**
Salaries payable	*94,138,146*	*28,712,959*	*2,699,425*	*2,265,172*	*0*	*0*	**127,815,702**
Debt to budget and non-budgetary funds	*151,476,100*	*6,423,882*	*7,716,041*	*24,362,689*	*126,930*	*829,538,386*	**1,019,644,028**
including:							
overdue debt							**0**
Other accounts payable	385,660,744	30,252,192	10,973,881	93,137,048	5,269,140	513,498,521	**1,038,791,526**
Total	**1,280,880,130**	**120,608,475**	**423,483,520**	**316,749,044**	**843,467,751**	**3,635,599,290**	6,620,788,210

Creditors, whose share in the total amount of accounts payable is not less than 10%:

Creditor Name, Location	Amount of Debt, roubles	Overdue Debt, roubles	Fines, Penalties, roubles	Whether it is an Affiliated Company	Participatory Share in the Issuer's Nominal Capital

Open Joint-Stock Company RAO "UES of Russia", Moscow	1,394,823,000	0	0	Affiliated company	49.0%

For 2002:

Accounts Payable	Maturity Date						Total
	less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 to 1 year	more than 1 year	
Accounts payable, in total	1,283,925,942	252,476,759	450,947,781	492,921,099	279,129,917	3,592,532,497	**6,351,933,995**
including							
Overdue accounts payable, in total	78,077,110	10,233,909	23,583,502	3,378,334	48,660,205	109,819,239	**273,752,299**
Borrowed assets, in total	10,000,000	112,330,000	283,185,000	444,000,000	75,000,000	606,541,000	**1,531,056,000**
Overdue borrowed assets							**0**
Credits	*10,000,000*	*108,515,000*	*280,000,000*	*444,000,000*	*75,000,000*	*491,000,000*	**1,408,515,000**
Loans		*3,815,000*	*3,185,000*			*115,541,000*	**122,541,000**
including:							
Bonded loans	*0*	*0*	*0*	*0*	*0*	*0*	**0**
Miscellaneous accounts payable, in total	1,273,925,942	140,146,759	167,762,781	48,921,099	204,129,917	2,985,991,497	**4,820,877,995**
including:							
Debt to suppliers and contractors	*174,389,247*	*51,313,498*	*157,042,292*	*41,786,456*	*19,103,110*	*2,151,558,610*	**2,595,193,213**
Bills payable	*409,927,471*	*0*	*0*	*0*	*0*	*0*	**409,927,471**
Debt to associated and dependent companies	*1,243,331*	*1,914,473*	*639,844*	*11,950*	*211,050*	*0*	**4,020,648**
Salaries payable	*57,351,532*	*14,694,140*	*0*	*0*	*1,774,995*	*0*	**73,820,667**
Debt to budget and non-budgetary funds	*51,476,856*	*8,709,871*	*4,310,248*	*2,302,317*	*72,490,534*	*326,373,553*	**465,663,379**
including:							
overdue debt							**0**
Other accounts payable	579,537,505	63,514,777	5,770,397	4,820,376	110,550,228	508,059,334	**1,272,252,617**
Total	**1,283,925,942**	**252,476,759**	**450,947,781**	**492,921,099**	**279,129,917**	**3,592,532,497**	**6,351,933,995**

Creditors, whose share in the total amount of accounts payable is not less than 10%:

Creditor Name, Location	Amount of Debt, roubles	Overdue Debt, roubles	Fines, Penalties, roubles	Whether it is an Affiliated Company	Participatory Share in the Issuer's Nominal Capital
Open Joint-Stock Company RAO "UES of Russia", Moscow	1,317,701,000	0	0	Affiliated company	49.0%

For 2003:

Accounts Payable	Maturity Date						T
	less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 to 1 year	more than 1 year	
Accounts payable, in total	1,826,894,771	679,063,741	586,522,779	975,521,960	812,498,131	2,815,490,126	7,695,9
including							
Overdue accounts payable, in total	72,339,668	35,472,173	34,190,723	5,215,434	1,818,898	3,538,306	152,5
Borrowed assets, in total	171,500,000	99,161,000	323,000,000	734,100,000	672,090,000	113,000,000	2,112,8
Overdue borrowed assets							
Credits	*171,500,000*	*99,161,000*	*323,000,000*	*461,500,000*	*500,000,000*		1,555,1
Loans				*272,600,000*	*172,090,000*	*113,000,000*	557,6
including:							
Bonded loans	*0*	*0*	*0*	*0*	*0*	*0*	
Miscellaneous accounts payable, in total	1,655,394,771	579,902,741	263,522,779	241,421,960	140,408,131	2,702,490,126	5,583,1
including:							
Debt to suppliers and contractors	*261,107,651*	*85,340,103*	*176,604,379*	*39,488,975*	*50,796,582*	*1,887,221,761*	2,500,5
Bills payable	*972,821,766*	*0*	*0*	*0*	*0*	*0*	972,8
Debt to associated and dependent companies	*43,983,649*	*29,084,692*	*12,084,477*	*9,309,941*	*958,446*	*98,064*	95,5
Salaries payable	*64,349,830*	*2,494,803*	*0*	*0*	*0*	*0*	66,8
Debt to budget and non-budgetary funds	*64,851,492*	*394,286,769*	*2,779,619*	*7,939,250*	*46,281,498*	*206,798,328*	722,9
including:							
overdue debt							
Other accounts payable	248,280,383	68,696,374	72,054,304	184,683,794	42,371,605	608,371,973	1,224,4

Total	1,826,894,771	679,063,741	586,522,779	975,521,960	812,498,131	2,815,490,126	7,695,9

Creditors, whose share in the total amount of accounts payable is not less than 10%:

Creditor Name, Location	Amount of Debt, roubles	Overdue Debt, roubles	Fines, Penalties, roubles	Whether it is an Affiliated Company	Participatory Share in the Issuer's Nominal Capital
Open Joint-Stock Company RAO "UES of Russia", Moscow	1,290,432,000	0	0	Affiliated company	49.0%

For 2004:

Accounts Payable	Maturity Date						Total
	less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 to 1 year	more than 1 year	
Accounts payable, in total	722,485,479	540,738,083	755,163,066	145,672,574	1,378,824,889	4,118,325,449	**7,661,209,540**
including							
Overdue accounts payable, in total	1,334,784	901,945	2,220,608	2,629,327	737,614	8,854,002	**16,678,280**
Borrowed assets, in total	42,916,000	429,535,000	582,854,000	100,000,000	1,280,200,000	10,000000	**2,445,505,000**
Overdue borrowed assets	*0*	*0*	*0*	*0*	*0*	*0*	**0**
Credits	*20,000,000*	*309,535,000*	*326,000,000*	*100,000,000*	*916,000,000*	*0*	**1,671,535,000**
Loans	*22,916,000*	*120,000,000*	*256,854,000*	*0*	*364,200,000*	*10,000,000*	**773,970,000**
including:							
Bonded loans	*0*	*0*	*0*	*0*	*0*	*0*	**0**
Miscellaneous accounts payable, in total	679,569,479	111,203,083	172,309,066	45,672,574	98,624,889	4,108,325,449	**5,215,704,540**
including:							
Debt to suppliers and contractors	*138,035,258*	*84,283,259*	*145,225,039*	*4,611,147*	*13,818,320*	*1,713,897,973*	**2,099,870,996**
Bills payable	*0*	*0*	*0*	*0*	*0*	*425,487,911*	**425,487,911**
Debt to associated and dependent companies	*20,810,670*	*1,757,712*	*6,298,486*	*36,140*	*786,264*	*364,635*	**30,053,907**
Salaries payable	*40,522,902*	*3,754,453*	*0*	*0*	*0*	*0*	**44,277,355**
Debt to budget and non-budgetary funds	*176,671,145*	*6,428,708*	*10,819,488*	*1,996,592*	*50,133,049*	*1,663,253,248*	**1,909,302,230**

including:							
overdue debt	*0*	*0*	*0*	*0*	*0*	*0*	**0**
Other accounts payable	303,529,504	14,978,951	9,966,053	39,028,695	33,887,256	305,321,682	**706,712,141**
Total	**722,485,479**	**540,738,083**	**755,163,066**	**145,672,574**	**1,378,824,889**	**4,118,325,449**	**7,661,209,540**

Creditors, whose share in the total amount of accounts payable is not less than 10%:

Creditor Name	Location	Amount of Debt, roubles	Overdue Debt, roubles	Fines, Penalties, roubles	Whether it is an Affiliated Company	Participatory Share in the Issuer's Nominal Capital
Open Joint-Stock Company RAO "UES of Russia"	Moscow	1,290,372,000	0	0	Affiliated company	49.0%

For the 1st quarter of 2005:

Accounts Payable	Maturity Date						Total
	less than 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 to 1 year	more than 1 year	
Accounts payable, in total	932,253,513	314,757,490	680,113,328	636,811,345	859,698,448	3,493,290,664	**6,916,924,788**
including							
Overdue accounts payable, in total	625,168	1,849,400	5,665,844	1,784,863	89,750	12,249,497	**22,264,522**
Borrowed assets, in total	220,000,000	163,875,000	236,000,000	534,680,000	757,000,000	10,000,000	**1,921,555,000**
Overdue borrowed assets	*0*	*0*	*0*	*0*	*0*	*0*	**0**
Credits	*100,000,000*	*163,875,000*	*236,000,000*	*167,000,000*	*737,000,000*	*0*	**1,403,875,000**
Loans	*120,000,000*	*0*	*0*	*367,680,000*	*20,000,000*	*10,000,000*	**517,680,000**
including:							
Bonded loans	*0*	*0*	*0*	*0*	*0*	*0*	**0**
Miscellaneous accounts payable, in total	712,253,513	150,882,490	444,113,328	102,131,345	102,698,448	3,483,290,664	**4,995,369,788**
including:							
Debt to suppliers and contractors	*170,398,440*	*69,775,812*	*160,672,625*	*31,105,115*	*66,248,696*	*1,711,081,316*	**2,209,282,004**
Bills payable	*0*	*0*	*205,282,474*	*0*	*177,877*	*0*	**205,460,351**
Debt to associated and dependent companies	*21,385,451*	*633,034*	*8,529,315*	*317,393*	*2,605,701*	*17,947,162*	**51,418,056**

Salaries payable	*46,318,884*	*5,890,582*	*0*	*0*	*0*	*0*	**52,209,466**
Debt to budget and non-budgetary funds	*302,535,980*	*30,222,805*	*50,578,317*	*14,369,085*	*5,649,905*	*1,449,148,501*	**1,852,504,593**
including:							
overdue debt	*0*	*0*	*0*	*0*	*0*	*0*	**0**
Other accounts payable	171,614,758	44,360,257	19,050,597	56,339,752	28,016,269	305,113,685	**624,495,318**
Total	**932,253,513**	**314,757,490**	**680,113,328**	**636,811,345**	**859,698,448**	**3,493,290,664**	**6,916,924,788**

Creditors, whose share in the total amount of accounts payable is not less than 10%:

Creditor Name	Location	Amount of Debt, roubles	Overdue Debt, roubles	Fines, Penalties, roubles	Whether it is an Affiliated Company	Participatory Share in the Issuer's Nominal Capital
Open Joint-Stock Company RAO "UES of Russia"	Moscow	1,290,432,000	0	0	Affiliated company	49.0%

In 2004 as compared with 2003 the increase of long-term liabilities to the budget and non-budgetary funds took place that was the result of transfer of restructured debt on fines and penalties to the Company's balance accounts.

Besides, on the basis of the Amicable Agreement of 26 November 2004, ratified by the decision of the Common Court of Arbitration in OJSC RAO "UES of Russia" of 30 November 2004 (Case No. 42/2004-114), the repayment schedule of the debt to OJSC RAO "UES of Russia" was changed. The debt in the amount of 1,290,372 thous. roubles is to be repaid during the period from 2005 to 2010. Thus the debt earlier considered to be short-term debt became a long-term one in the amount of 311,627 thous. roubles. Long-term liabilities to suppliers and contractors, not including the debt to OJSC RAO "UES of Russia", were decreased by 141,762 thous. roubles.

Accounts payable (including credits and loans) of OJSC "Kuzbassenergo" in the 1st quarter of 2005 as compared with the same period the previous year increased by 118,163 thous. roubles. The main reason is the increase of the sum of pledge bills that are given in order to guarantee credit liabilities, meanwhile the Credit Portfolio of the Company as of 31 March 2005 remained the same – 1,400,000 thous. roubles.

Accounts payable not including credits and loans of OJSC "Kuzbassenergo" as of 31 March 2005 is 4,995,369 thous. roubles, that is lower by 16,669 thous. roubles as compared with the same period the previous year. The decrease of accounts payable was as follows:

- ***debt to suppliers and contractors – by 410,258 thous. roubles;***
- ***debt on a bill issued by OJSC "Kuzbassenergo" and given to suppliers and contractors for debt repayment – by 156,608 thous. roubles.***
- ***debt to associated and dependent companies – by 55,532 thous. roubles.***

The increase of debts to the budget and non-budgetary funds by 696,818 thous. roubles was the result of the transfer in December 2004 of restructured debt on fines and penalties from off-balance accounts in the amount of 1,226,791 thous. roubles.

2.3.2. The Issuer's Credit History

Credit portfolio history of OJSC "Kuzbassenergo" for 1 January 2001.

Creditor Name, Contract No.	Sum, million roubles	Rate, %	Maturity Date	Type of guarantee	Purpose of credit
JSCB "Kuzbassprombank" No. 28 of 10 October 1997	7.96	24	25 March 2001	Bills of OJSC"Kuzbassenergo"	Replenishment of circulating assets
CB "Taidon" No. 11/00 of 06 October 2000	38.90	31	6 October 2001	Electric power	Replenishment of circulating assets
JSCB "Kuzbassugolbank" No. 00/12 of 31 January 2000	9.00	24	25 January 2001	Inventory supplies	Replenishment of circulating assets
JSCB "Kuzbassugolbank" No. 00/19 of 22 February 2000	32.00	24	15 February 2001	Inventory supplies	Replenishment of circulating assets
JSCB "Kuzbassugolbank" No. 00/202 of 17 November 2000	10.00	24	17 September 2001	Inventory supplies	Replenishment of circulating assets
JSC SB RF Kemerovo No. 15\545 of 23 October 2000	40.00	24	26 June 2001	Inventory supplies	Replenishment of circulating assets
JSC SB RF Kemerovo No. 15/440 of 24 July 2000	50.00	24	26 June 2001	Inventory supplies	Replenishment of circulating assets
JSC SB RF Kemerovo No. 15/463 of 16 August 2000	30.00	24	26 June 01	Inventory supplies	Replenishment of circulating assets
Branch of OJSC JSCB "Kuzbassugolbank" "Energetik" No. 301 of 27 December 2000	9.00	24	1 July 2001	Inventory supplies	Replenishment of circulating assets
JSC Bank "Alemar" Novosibirsk No. 452\486 of 3 October 2000	13.00	26	5 April 2001	Automotive transport, shares of OJSC "Kuzbassenergo"	Replenishment of circulating assets
OJSC RICB "Bashkreditbank" No. 3 of 27 December 2000	50.00	23	25 June 2001	Equipment	Replenishment of circulating assets
JSB "Sobibank" No. 14-K of 30 October 2000	20.00	25	26 January 2001	Equipment, bills of OJSC "Kuzbassenergo"	Replenishment of circulating assets
OJSC "Alfa-Bank" Novosibirsk No. 50-00-L of 27 December 2000	28.00	20.75	27 March 2001	Guarantee of CJSC "RATM Energo"	Replenishment of circulating assets
	12.00	25.5	27 December 2001		
CB "Guta-Bank" No. 23 of 27 November 2000	50.00	25	28 February 2001	Bills of OJSC "Kuzbassenergo"	Replenishment of circulating assets
Total:	399.86				

Credit portfolio history of OJSC "Kuzbassenergo" for 1 January 2002.

Creditor Name, Contract No.	Sum, million roubles	Rate, %	Maturity Date	Sum of guarantee, million roubles	Type of guarantee	Purpose of credit
JSCB "Kuzbassugolbank" No. 01/345 of 17 July 2001	9.00	22	03 April 2002	22.92	Inventory supplies	Replenishment of circulating assets
JSCB "Kuzbassugolbank" No. 01/508-z of 27 November 2001	42.00	21	25 May 2002	67.76	Inventory supplies	Replenishment of circulating assets
JSCB "Kuzbassugolbank" No. 01/063 of 29 March 2001	5.00	22	28 January 2002	12.00	Inventory supplies	Replenishment of circulating assets
JSC SB RF Kemerovo No. 03\144 of 21 February 2001	168.90	20	21 June 2002	283.41	Inventory supplies	Replenishment of circulating assets
JSC SB RF Kemerovo No. 03-1/234 of 27 June 2001	181.10	19	24 May 2002	313.64	Inventory supplies	Replenishment of circulating assets
JSC SB RF Kemerovo No. 03-1/274 of 25 July 2001	160.00	19	22 July 2002	289.08	Inventory supplies	Replenishment of circulating assets
Branch of OJSC JSCB "Kuzbassugolbank" - "Energetik" No. 001/370-K of 03 July 2001	10.00	21	06 February 2002	12.2	Inventory supplies	Replenishment of circulating assets
JS Bank "Alemar" Novosibirsk No. 452/560 of 12 April 2001	15.00	21	21 February 2003	10.5	Automotive transport, shares of OJSC "Kuzbassenergo"	Replenishment of circulating assets
Branch of OJSC "Sibacadembank" in Kemerovo No. 32/01 of 25 May 2001	5.00	8	21 March 2002	23.16	Inventory supplies	Replenishment of circulating assets
Branch of "Bank of "Moscow" in Kemerovo No. 176 of 14 September 2001	57.10	20	30 April 2002	135.9	Inventory supplies, bill, equipment	Replenishment of circulating assets
OJSC "Alfa-Bank" Novosibirsk No. 01/62-01-L of 30 November 2001	62.00	20.5	30 May 2002	78.4	Inventory supplies	Replenishment of circulating assets
OJSC "Alfa-Bank" Novosibirsk No. 52-01 of 30 October 2001	50.00	22	28 February 2002	67.5	Inventory supplies	Replenishment of circulating assets
OJSC "Alfa-Bank" Novosibirsk No. 69-01-L of 28 December 2001	38.00	5	28 January 2002	49.3	Inventory supplies	Replenishment of circulating assets
Branch of OJSC "Avtobank" in Kemerovo No. 176 of 14 February 2001	80.00	21	13 February 2002	108.1	Equipment, guarantee of KOJSC "AZOT"	Replenishment of circulating assets

Total:	899.64					

Credit portfolio history of OJSC "Kuzbassenergo" for 1 January 2003.

Creditor Name, Contract No.	Sum, million roubles	Rate, %	Maturity Date	Type of guarantee	Purpose of credit
JSCB "Kuzbassugolbank" No. 02/333-K-G of 13 November 2002	42.00	19	13 May 2003	Inventory supplies	Replenishment of circulating assets
JSCB "Kuzbassugolbank" No. 02/100-k of 24 April 2002	12.00	19	23 April 2003	Equipment	Replenishment of circulating assets
	5.00		10 March 2003		
JSCB "Kuzbassugolbank" No. 02/330-K-G of 11 November 2002	45.00	19	08 May 2003	Equipment	Replenishment of circulating assets
OJSC "Uralo-Sibirsky Bank" No. 159 of 2 July 2002	100.00	18	25 June 2003	Auxiliary equipment, inventory supplies	Replenishment of circulating assets
OJSC "Uralo-Sibirsky Bank" No. 281 of 16 December 2002	96.00	19	11 June 2003	Equipment	Replenishment of circulating assets
JSC SB RF Kemerovo No. 03-2/179 of 17 June 2002	149.90	19	16 June 2003	Inventory supplies	Replenishment of circulating assets
JSC SB RF Kemerovo No. 03-2/149 of 18 May 2002	181.10	19	13 May 2003	Inventory supplies	Replenishment of circulating assets
JSC SB RF Kemerovo No. 03-2/210 of 17 July 2002	160.00	19	15 July 2003	Inventory supplies	Replenishment of circulating assets
JSC SB RF Kemerovo No. 03-2/353 of 10 December 2002	9.00	19	06 June 2003	Automotive transport, auxiliary equipment	Payment for land plots
JSC "Bank of "Moscow" No.349 of 30 July 2002	75.00	19	01 May 2003	Equipment, bill of OJSC "Kuzbassenergo"	Replenishment of circulating assets
JSC "Bank of "Moscow" No.460 of 23 December 2002	10.00	19	22 January 2003	Equipment	Replenishment of circulating assets
OJSC Bank "Zenit" No.001/07/CSB of 2 April 2002	80.00	18	20-23 March 03 20-26 March 03 40-07 April 03	Inventory supplies	Replenishment of circulating assets
OJSC Bank "Zenit" No.002/34/CSB of 28 November 2002	120.00	18.5	50-28 April 03 70-30 April 03	Inventory supplies	Replenishment of circulating assets
JS Bank "Alemar" Novosibirsk No. 452/2 of 13 November 2002	15.00	19.5	12 May 2003	Automotive transport, equipment for installation	Replenishment of circulating assets

OJSC "Alfa-Bank" Novosibirsk No. 86-02-L of 14 November 2002	100.00	20	11 February 2003	Equipment	Replenishment of circulating assets
OJSC "Alfa-Bank" Novosibirsk No. 87-02-L of 14 November 2002	100.00	20	11 February 2003	Equipment	Replenishment of circulating assets
OJSC "Alfa-Bank" Novosibirsk No. 91-02-L of 20 November 2002	100.00	19	20 January 2003	Equipment	Bill of OJSC "Alfa-Bank"
Total:	1,400.00				

Credit portfolio history of OJSC "Kuzbassenergo" for 1 January 2004.

Creditor Name, Contract No.	Sum, million roubles	Rate, %	Maturity Date	Type of guarantee	Purpose of credit
JSCB "Kuzbassugolbank" No. 03/1016-K-G of 30 October 2003	42.00	13	27 April 04	Bill	Replenishment of circulating assets
JSCB "Kuzbassugolbank" No. 208 of 24 April 2003	17.00	13	16 January 04	Bill	Replenishment of circulating assets
JSCB "Kuzbassugolbank" No. 03/1015-K-G of 30 October 2003	45.00	13	27 April 04	Bill	Replenishment of circulating assets
OJSC "Uralo-Sibirsky Bank" No. 159 of 2 July 2002	100.00	13	31 May 04	Bill	Replenishment of circulating assets
OJSC "Uralo-Sibirsky Bank" No. 281 of 10 February 2003	100.00	13	10 February 04	Bill	Replenishment of circulating assets
JSC SB RF Kemerovo No. 03-3/449 of 21 November 2003	500.00	10.1	19 November 04	Inventory supplies	Replenishment of circulating assets
JS Bank "Alemar" Kemerovo No. 452/40 of 24 October 2003	24.50	13.5	19 April 04	Automotive transport, equipment for installation	Replenishment of circulating assets
OJSC "Alfa-Bank" Novosibirsk No. 71-03-L of 3 September 2003	250.00	13.5	150-03 March 04 100-23 March 04	-	Replenishment of circulating assets
Branch of JSCB "Moskovsky Delovoj Mir" in Kemerovo No.9 F06/05-75/03.2459 of 21 July 2003	150.00	14.2	16 January 04	Inventory supplies	Replenishment of circulating assets
Branch of JSCB "Moskovsky Delovoj Mir" in Kemerovo No.9 F06.05/196/03.3707 of 25 December 2003	71.50	10	14 January 04	Inventory supplies	Replenishment of circulating assets
Branch of JSCB "Moskovsky Delovoj Mir" in Kemerovo No.9 F06.05/202/03.3730 of 26 December 2003	100.00	10	15 January 04	Inventory supplies	Replenishment of circulating assets
OJSC Bank "Zenit" No.005/34/CSB of 21 November 2003	56.00	12.6	21 February 04	Inventory supplies	Replenishment of circulating assets
OJSC Bank "Zenit" No.005/34/CSB of 21 November 2002	94.00	11.75	29 January 04	Inventory supplies	Replenishment of circulating assets

Total:	1550.00				

Credit portfolio OJSC "Kuzbassenergo" for 31 December 2004 was 1,671,535 thous. roubles, including 1,666,000 thous. roubles – it is the main debt to credit liabilities, 5,535 thous. roubles – it is the debt to the accrued but not paid interests for the usage of the credit funds, that is the debt determined by the provisions of the credit contracts. Short-term credits were used in order to replenish circulating assets for the redemption of current liabilities of the Company.

OJSC "Kuzbassenergo" didn't sign any credit contracts or credit loans that are valid for 31 December 2004 and the sum of the main debt of which is 10% or more of the costs of net assets.

The credit policy of OJSC "Kuzbassenergo" is targeted at the attraction of credit resources with the most profitable terms of crediting, at the decrease of the interest rate for using credit resources. Borrowed funds are attracted by the Company at the interest rate that is lower than the refinance rate set up by the CB of the RF.

The Board of Directors at the meeting held on 28 December 2004 ratified the Statute of the Company's credit policy. This Statute determines the rules of setting Limits of Debt position and Limits of borrowings' Cost parameters, the rules of compliance control and the measures how to comply the Debt position in accordance with the Limits and in case of overdraft to ensure financial stability and to minimize the risk of the Company's non-payment.

The Board of Directors approved the credit plan for the 2nd quarter of 2005 which presupposes:
a) attraction of credit resources in the amount of 1,067.0 million roubles at the rate that exceeds the refinance rate of the CB of the RF not more than 10% for the guarantee, provided by the Company's credit policy, in the following banks:
- *JSCB "Kuzbassugolbank" – 100.0 million roubles;*
- *OJSC "Alfa-Bank" – 316.0 million roubles;*
- *OJSC "Vneshtorgbank" – 60.0 million roubles;*
- *JSCB "MDM" – 400.0 million roubles;*
- *OJSC Bank "Ural-Sib" – 200.0 million roubles;*

b) paying off credit debts in the amount of 776.0 million roubles in the following banks:
- *OJSC "Alfa-Bank" – 216.0 million roubles;*
- *OJSC "Vneshtorgbank" – 60.0 million roubles;*
- *JSCB "MDM" – 300.0 million roubles;*
- *OJSC Bank "Ural-Sib" – 200.0 million roubles;*

Under the condition of the compliance with the maximum amount of lump-sum loan liabilities under the credits that the Company attracts:

-for 1 April 2005 in the amount not more than 1,400.0 million roubles;

-for 1 July 2005 in the amount not more than 1,700.0 million roubles;

2.3.3. The Issuer's Liabilities under the Guarantee Provided to the Third Parties

According to the certificate about the valuables availability at off-balance accounts (lines 950 and 960) that is included in the Company's accounting statement, as of 31 March 2005 the total sum of liabilities of OJSC "Kuzbassenergo" was equal correspondingly:

- Guarantees to liabilities and payments earned (line 950) 98,604 thous. roubles;

- Guarantees to liabilities and payments paid (line 960) 955,230 thous. roubles;

The Issuer's doesn't have the liabilities under the guarantee, provided during the accounting period to the third parties, including those that are in the form of pledge or bail and constitute less than 5 percent from the balance cost of assets of the Issuer for the accounting period.

2.3.4. Other Liabilities of the Issuer

Agreements – including express bargains that are not registered in the balance sheet and that may substantially influence on the financial state of the Issuer, its liquidity, funding sources and conditions of their usage, results of activity and expenses – are absent.

2.5. Risks that are Connected with the Acquisition of Issued Securities in Floatation (Placed Securities)

2.5.1. Industrial Risks

According to the territorial specific character the activity of OJSC "Kuzbassenergo" is done only in the internal Russian market.

The most significant changes in the sphere of electric energy industry for OJSC "Kuzbassenergo" the reform of OJSC RAO "UES of Russia" is in general and in particular – the reform of regional JSC-energo to which the Issuer belongs. The reform of OJSC "Kuzbassenergo" is based on the division into a set of Companies, in compliance with the proportional amount of the Companies' shares among the shareholders of OJSC "Kuzbassenergo".

Besides, the following factors may influence in the activity of the Issuer:

- The possibility of entry of large consumers of electric power into FOREM. Currently there are two segments of electric power market in the country: Federal Wholesale Market of Electric Energy and Power (FOREM), divided into three isolated price areas: European, Siberian and Far Eastern; and a market of free trade in the ratio "5-15" of the wholesale market. The activity of the first market is strictly regulated and governed by the Federal Energy Commission (FEC), the second market was launched on 1 November 2003 as a transitional period from a regulated market to a competitive one. Unlike FOREM it's quite a new sector for trading electric power, that functions basing on competitive principles and the open pricing. Only regions that are situated in the Western part of Russia may be in this market.

Enterprises' entry into FOREM negatively influences on sales and distribution of products of OJSC "Kuzbassenergo". Among the enterprises that may enter into FOREM are the following: Western-Siberian Railroad – branch of OJSC "Russian Railroads", LLC "CC Sokolovskaya", DHK KRU OJSC "Belovskoye Energoupravlenie", OJSC "Energoupravlenie Lininskugol", OJSC "Electric Networks" (Keselyovck), OJSC "Prokopjevskenergo", Kemerovo OJSC "AZOT", LLC "Topkicement", OJSC "PA Himprom", PA OJSC "Himvolokno Amtel – Kuzbass". Lost revenues that happen due to the entry of these enterprises into FOREM in current tariffs equal approximately 6.5 mlrd. roubles. At present, in order to withhold the consumers, transit contracts are not signed because the issue of cross-subsidies is not resolved yet. Possible mechanism of compensation of lost revenues is discussed at the Ministry of Economic Development of the RF and it is still not known whether it will be adopted or not.

- Changes in the structure of power consumption – from the planned structure – in consumer groups due to the reduction of production volumes of a number of industrial enterprises may lead to the reduction of the volume of energy output in monetary values.

- Enterprises bankruptcy may lead to the impossibility of debts collection for the consumed energy.

- The reduction of living standards of lower-income population of Kemerovskaya Oblast will inevitably lead to the reduction of the level of payment by this group of consumers.

- Untimely and not complete repayment of amounts under granted privileges to citizens in accordance with the Governmental Regulations.

- Risks connected with the changes in the tariffs policy for electric and heat power that may negatively influence on financial and economic state of the Issuer. It was legally accepted that the changes in power tariffs may be done only once a year at the same time actual inflation rate may exceed the rate that had been planned by the Issuer and had been included in the tariffs and that may lead to losses of the Issuer's

revenues.

2.5.2. Country and Regional Risks

The main factors that determine the appearance of political and economic risks may be the imperfection of the legislative basis that regulates economic relations as well as lack of efficiency of the judicial system, constant changes in the Tax Code, etc.

Economic factors in the majority of cases cannot be controlled by the Issuer. It's impossible to guarantee that recent tendencies of the Russian economy, including the increase of GDP, relative stability of the rouble and the decrease of the inflation rates will remain at the same level in future. Besides, the fluctuation of world prices for oil and gas, the rouble strengthening in real terms against US dollar as well as the consequences of the weakening of the monetary and credit policy or any other factor may influence negatively in future on the Russian economy and the activity of the Issuer.

Russian economy is not protected from the decrease of the market activity, the retardation of economic development in other countries of the world. As it happened in the past, financial problems or the aggravated perception of possible risks, when investing in the developing countries, may decrease the volume of foreign investments in Russia and influence negatively on the Russian economy as a whole.

Ecological factors are very closely connected with the main activity of the Issuer, because the process of generation, transmission and distribution of electric and heat power requires the consumption of a great deal of natural resources and thus causes pollution of the environment. In order to eliminate the risks from ecological factors it is necessary to invest more money in order to buy environmental equipment and to pay for the consumption of natural resources.

There are also regional risks, connected with the reforming of OJSC "Kuzbassenergo". In order to reduce these risks the managerial staff of OJSC "Kuzbassenergo" intensively consults with the Kemerovskaya Oblast Administration and with the Administration of the region's cities concerning the problems of the Company's reforming. It became necessary because there was a resolution of the Administration of Kemerovskaya Oblast No. 54 of 26 April 2002 "About the reformation of "OJSC "Kuzbassenergo" and No. 49 of 28 March 2003 "About the project of reformation of OJSC "Kuzbassenergo" and social protection of electric energy workers of Kemerovskaya Oblast " in which provisions of the project were written with a number of requirements from the Regional Authorities to the Company's authorities.
On 20 September 2004 Tripartite Agreement was written between OJSC RAO "UES of Russia", OJSC "Kuzbassenergo", the Administration of Kemerovskaya Oblast which, in particular, regulates the issues of further implementation of the program of reformation of OJSC "Kuzbassenergo". According to the Agreement the Administration of the region will contribute to the process of the energy Company's reformation, in particular, the division into retail company, governing company, electric networks and heat networks companies.

Risks that are connected with the geographical peculiarities of the region, that is:
- the risk of inflicting a damage in case of an emergency situation of natural character: the risk of floods in a high-water season, earthquakes on the territory of Kemerovskaya Oblast.
- the risk of direct military conflict as well as the risk of emergency state is assessed as almost impossible at the regional level, because ethnic and social strain in the region is not crucial. However there is a risk of acts of terrorism and in order to minimize them protective measures were stiffened at vitally important facilities of OJSC "Kuzbassenergo". Special attention is given to electric power stations, large electric sub-stations, pumping stations, storehouses of petroleum, oils, lubricants and other categorical facilities

At the enterprises the access mode of automotive transport and personnel was stiffened and it is also done with the help of manual and stationary metal finders. Artificial barriers were erected in order to prevent from unauthorised access of automotive transport on the territory of the enterprise. Car parks were moved at a safe distance from the fences of the electric energy facilities, interaction of security service of OJSC

"Kuzbassenergo" with guard-posts of State Inspectorate for Traffic Security (SITS), Department of Internal Affairs (DIA), Emergency Control Ministry (ECM). At the facilities that are the most important and remote ones, video surveillance and patrolling is done during 24 hours.

A plan of actions was developed in order to strengthen the technical security of facilities of electric power industry for 2005. The sources and volumes of financing in the amount of almost 40 million roubles were defined.

2.5.3. Financial Risks

Risks that are connected with changes of interest rates the Issuer was subjected with respect to the costs of attracted banking credits. Today a tendency of the reduction of interest rates is observed that is favourable both for the Issuer and for the Borrower. Borrowed funds were attracted by the Company at the rate that was lower than the refinance rate set up by the CB of the RF.

In the sphere of setting up tariffs there is a risk – for OJSC "Kuzbassenergo" – of setting up by the Regional Energy Commission in Kemerovskaya Oblast such tariffs that won't cover production costs and that will cause losses of revenues due to the reduction the amount of revenues. Thus for 2005 the REC set up the average tariff for electric power that was equal 65.8 kopecks per 1 kW/h and heat power tariff that was equal 310 roubles per 1 Gcal. It corresponds the uppermost level of growth, set up by the Federal Agency for Tariffs (FAT) correspondingly for electric energy – 12.2.%, for heat power – 10.8%. At the same time expenses for the purchase of fuel in the amount of 300-400 million roubles were not included in the base of tariffs. The REC didn't take into account the expenses for repair works in 2005 in the amount of approximately 300 million roubles. Expenses of the energy company for insurance – as a result production assets may be insured for the period less than half a year, after which this type of financial protection of property against unforeseeable consequences will not be valid.

The risks of current financial and economic activity are the risks connected with possible changes of prices of raw materials, fuel, services and that may influence negatively on the cost price of products and services of the Company.

The Issuer doesn't incur any currency risks.

There are financial risks that are connected with the forthcoming reformation of the Issuer (reorganization by means of detachment):

- the increase of spending that are connected with: the payment of costs for the State Registration of rights to immovable property, the attraction of advisers, the appraisal of property and property rights, the implementation of the Compensation Program for the retired (fired) employees when reformation and reorganizing the Company, the establishment of maintenance and service support departments, etc. The approximate amount of costs for the reformation according to the business plan for 2005 is 141.826 million roubles;

- the risk of claims (by the creditors' of OJSC "Kuzbassenergo" that got a notice of the made decision and reorganization): for the advanced repayment of accounts payable, for the discharge of appropriate liabilities and for the compensation payment when reorganizing the Company by means of detachment (See paragraph 6, article 15 of the FL "About joint-stock companies"). Initiators of claims may be the creditors with the restructured long-term liabilities: OJSC RAO "UES of Russia", Ministry of Taxation, Non-Budgetary Funds. The approximate amount of commercial restructured liabilities, that may be claimed, is 3,014.4 million roubles;

- the risk of claims (by the shareholders that voted against the reorganization or didn't take part in the voting): for the redemption of all or some shares of OJSC "Kuzbassenergo" that belonged to them. The approximate amount of finance for the redemption of shares is 587.979 million roubles;

2.5.4. Legal Risks

Legal risks – that are connected with the alteration of currency exchange regulations, the alteration of tax legislation, the alteration of customs control regulations and fees regulations, the alteration of licensing requirements, the alteration of judicial practice – may cause negative effect on the results of the Issuer's activity and on the results of current lawsuits in which the Issuer is involved. And such risks exist.

- The alteration of tax legislation - the increase of tax rates or the alteration of tax settlement procedure and due date for tax payment - may lead to the decrease of the Issuer's net profit and it may, in it's turn, cause the decrease of the amount of the distributed profits.

- The alteration of licensing requirements for the Issuer's primary activity may lead to the increase of the time needed to prepare the documents that are necessary for license renewal as well it as may make the Issuer comply with certain requirements. Though, in general, this type of risk should be considered as an insignificant one, except for the situation when for license renewal or for the Issuer's activity, that is to be licensed, such requirements will be set that either the Issuer won't be able to comply with them or the compliance with them will cause excess expenditures. Therefore the Issuer's primary activity may be over.

- The alteration of judicial practice that are connected with the Issuer's activity and that may cause negative effect on the results of the Issuer's activity didn't take palce.

2.5.5. Risks That Are Connected With the Issuer's Activity

For the accounting period no lawsuits that could lead to the Issuer's liquidation were commenced against the Issuer.

There are some claims – concerning the collection of taxes-and-duties to the budget and non-budgetary funds – that are currently pending in court. But these lawsuits are not considered by the Issuer to be significant ones.

And neither the adoption of the claims by the Issuer nor the recovery of taxes-and-duties through legal proceedings can lead to the Company's liquidation, declare it a bankrupt or cause other negative consequences for the Company.

In two associated Companies OJSC "Andreevskoye" (the judgement of the Arbitration Court of Kemerovskaya Oblast of 6 July 2002, the claim No, A27-2844/99-4), OJSC "Kuzbassgidroenergostroy" (the judgement of the Arbitration Court of Kemerovskaya Oblast of 1 March 2004, the claim No. A27-8466/2002-4) – bankruptcy proceeding was launched.

The Issuer is not in danger of the risk that is connected with the absence of possibility to renew the Issuer's license for conducting the certain type of activity.

Miscellaneous significant risks that are relevant only for the Issuer also don't exist.

III. Detailed Information about the Issuer

3.1. The History of the Issuer's Establishment and Development

3.1.1. Information about the Issuer's Company Name

Full and abbreviated company name of the Issuer: ***Kuzbass Open Joint-Stock Company of Energetics and Electrification (OJSC "Kuzbassenergo").***
Before the privatization – Kuzbass Production Association of Energetics and Electrification (PAEandE "Kuzbassenergo").
Kuzbass Open Type Joint-Stock Company of Energetics and Electrification (OTJSC "Kuzbassenergo").
Name appeared in: ***30 December 1993***
Kuzbass Open Joint-Stock Company of Energetics and Electrification (OJSC "Kuzbassenergo")
Name appeared in: ***15 May 1996***

3.1.2. Information about the Issuer's State Registration

Date of the Issuer's state registration: ***30 December 1993***
State Registration Certificate Number (other document that certifies the Issuer's State Registration): ***1901***
Name of registration authority: ***Kemerovo City Administration***

According to the Federal Law "About the State Legislation of Legal Entities" a record was entered into the Uniform State Register of Legal Entities on 23 July 2002 under the Main State Registration Number 1024200678260 (Certificate: Series 42 No. 001926135, granted by the Inspectorate of the Ministry of Taxation of the Russian Federation in Kemerovo, Kemerovskaya Oblast).

3.1.3. Information about the Issuer's Establishment and Development

The Issuer was established according to privatization plan of the Kuzbass Production Association of Energetics and Electrification (PAEandE "Kuzbassenergo").

In order to implement the RF President's Decrees of 15 August 1992 "About the management organization of the electric energy complex of the Russian Federation under the conditions of privatization", No. 1334 of 3 November 1992 "About the implementation in the electric-power industry of the President's Decree of 14 August 192 No. 922 "About the peculiarities of transformations of state enterprises, associations and organizations of the fuel and energy complex into the joint-stock companies", No. 721 of 1 July 1992 "About organizational steps intended to restructure state enterprises, voluntary associations of state enterprises into the joint-stock companies", the Committee of Government-Owned Property Control in Kemerovskaya Oblast made a Decision No. 330 "About the privatization and reorganization of PAEandE "Kuzbassenergo" into the Kuzbass Open Type Joint-Stock Company of Energetics and Electrification".

The Administration of Kemerovo on 30 December 1993 adopted a resolution No. 345 "About the registration of joint-stock company of open type "Kuzbassenergo".

The common objective of the creation of privatized enterprises was to increase the efficiency of the State's economic system and the transition from planned economy to market economy.

The general objective of privatized enterprises was the enhancement of efficiency of the state economic system and the transition from planned economy to market relations.

OJSC "Kuzbassenergo" was established for an indefinite period.

The primary objective of the OJSC "Kuzbassenergo" activity is to make profit.

OJSC "Kuzbassenergo" **is engaged in the following processes:**
- electric and heat power generation;
- electric and heat power transmission;
- electric and heat power distribution (realization) according to the statutory tariffs and according to operations schedules of electric and heat loads
renders services of:
- power distribution to power supply enterprises;
- communication, including electric communication;
carries out:
- complete overhaul;
- technical retooling and modernization;
- reconstruction and development of regional power system;
- assembly, adjustment and repairs of power facilities, of electric and heat power equipment;
- provision of working capacity of electric and heat power networks;
- maintenance, assembly, repairs of boilers and vessels that work under pressure, of steam line tubes and hot water line tubes;
- provision of maintenance of power equipment in accordance with requirements of relevant standards;
- carrying out timely and quality repairs of power equipment;
- technical retooling and modernization of power facilities;
- provision of workability of electric and heat networks;
- electric and heat networks maintenance activity.

OJSC "Kuzbassenergo" is one of the largest power systems in the Holding Company OJSC RAO "UES of Russia" – the energy complex of the Company takes the sixth place by the installed power and the fifth one – by the volume of energy distributed to consumers. The rate of electric power generation by electric power stations of OJSC "Kuzbassenergo" was more than 30% in the Amalgamated Power System of Siberia.

There are eight heat power stations in the power system. Their total installed electric power is 4667 MW, heat power – 6,700.5 Gcal/h. Annual generation of electric power is 26-28 mlrd. kW/h. Annual supply of heat power is 15-20 million Gcal.

There are four enterprises of electric networks in the power system that carry out the reception, transmission and distribution of electric power. There are 4,601 substations with the total installed power that equals 12,984 thous. kW. The length of electric networks is 31,117 km.

The Control Office of Heat Networks – that supply consumers with heat power – governs seven heat zones and a hot water boiling plant. The length of heat networks with diameter not more than 1,200 millimetres is 485 km. In 1994 the first in Russia information-measuring system was put into operation that provides remote metering, remote signalling, remote control and commercial account of heat output delivered to consumers.

Sales and distribution of energy is done by the enterprise – branch of "Energosbyt" that has more than 4,000 contracts for power supply to consumers.

OJSC "Kuzbassenergo" was one of the first enterprises in Siberia that built a fiber-optic communication link (FOCL) that has the length of more than 400 km. FOCL binded enterprises–branches into one data transmission digital network.

The Company's mission is in regular and reliable supply our consumers with heat and electric power thus providing the productive efficiency and the Company's investment attraction.

3.1.4. Contact Information

Location: ***Russia, Kemerovo, GSP-2, Kuznetsky Av., 30;***
Phone: ***(384-2) 29-33-59;***
Fax: ***(384-2) 29-37-77;***
E-mail: ***adm@kuzbe.elektra.ru;***
Web-site: ***www.kuzbassenergo.ru***

The decree of OJSC "Kuzbassenergo" No. 709 of 31 December 2003 ratified the organizational structure the Executive Apparatus of OJSC "Kuzbassenergo". According to the decree the Department of Corporate Governance was established to the structure of which the Sub-Department of Corporate Policy belongs, and its responsibility is to work with shareholders and investors. The Sub-Department functions since 1 January 2004. The Head of the Department is Cherepinsky Pavel Valerievich, born in 1974, higher education.

Location: ***Russia, Kemerovo, GSP-2, Kuznetsky Av., 30;***
Phone: ***(384-2) 77-70-51;***
Fax: ***(384-2) 77-70-51;***
E-mail: ***cherpinskypv@kuzbe.elektra.ru;***
Web-site: ***Not available***

3.1.5. Taxpayer's Identification Number

4200000333

3.1.6. Issuer's Branches and Representatives

Branch Name: ***Tom-Usinskaya Hydroelectric Power Station***
Branch Location: ***652880, Kemerovskaya Oblast, Myski-5***
Branch head: ***Glukhov Victor Fedorovich***
Opening date: ***30 December 1993***
Proxy expiry date: ***31 December 2005***

Branch Name: ***Belovskaya Hydroelectric Power Station***
Branch Location: ***652644, Kemerovskaya Oblast, Belovo, Inskoy Settlement***
Branch head: ***Artjukh Valery Mikhailovich***
Opening date: ***30 December 1993***
Proxy expiry date: ***31 December 2005***

Branch Name: ***Southern-Kuzbass Hydroelectric Power Station***
Branch Location: ***652644, Kemerovskaya Oblast, Kaltan, Komsomolskaya St., 20***
Branch head: ***Vakhitov Kasim Bakirovich***
Opening date: ***30 December 1993***
Proxy expiry date: ***31 December 2005***

Branch Name: ***Kemerovskaya Hydroelectric Power Station***

Branch Location: ***650000, Kemerovo, Stantsionnaya, 17***
Branch head: ***Benediktov Alexander Viktorovich***
Opening date: ***30 December 1993***
Proxy expiry date: ***31 December 2005***

Branch Name: ***Western Siberian Heat-Electric Generating Plant***
Branch Location: ***654040, Kemerovskaya Oblast, Novokuznetsk-40***
Branch head: ***Abramov Valeriy Vasilyevich***
Opening date: ***30 December 1993***
Proxy expiry date: ***31 December 2005***

Branch Name: ***Kuznetsk Heat-Electric Generating Plant***
Branch Location: ***654034, Kemerovskaya Oblast, Novokuznetsk-34***
Branch head: ***Kuzin Igor Viktorovich***
Opening date: ***30 December 1993***
Proxy expiry date: ***31 December 2005***

Branch Name: ***Novo-Kemerovskaya Heat-Electric Generating Plant***
Branch Location: ***650021, Kemerovo-21, Predzavodskoy Settlement***
Branch head: ***Sukhoveev Boris Ivanovich***
Opening date: ***30 December 1993***
Proxy expiry date: ***31 December 2005***

Branch Name: ***Kemerovskaya Heat-Electric Generating Plant***
Branch Location: ***650001, Kemerovo-1***
Branch head: ***Vervajn Konstantin Alexandrovich***
Opening date: ***30 December 1993***
Proxy expiry date: ***31 December 2005***

Branch Name: ***Northern Electric Networks***
Branch Location: ***650000, Kemerovo, N. Ostrovsky St., 11***
Branch head: ***Vorov Yuri Leonidovich***
Opening date: ***30 December 1993***
Proxy expiry date: ***31 December 2005***

Branch Name: ***Eastern Electric Networks***
Branch Location: ***650025, Kemerovo, Sarygina St., 11 building "a"***
Branch head: ***Tolstikov Victor Sergeyevich***
Opening date: ***30 December 1993***
Proxy expiry date: ***31 December 2005***

Branch Name: ***Central Electric Networks***
Branch Location: ***652644, Kemerovskaya Oblast, Belovo, Inskoy Settlement, Fasadnaya St., 35***
Branch head: ***Dmitriev Alexander Miljevich***
Opening date: ***30 December 1993***
Proxy expiry date: ***31 December 2005***

Branch Name: ***Southern Electric Networks***
Branch Location: ***654005, Kemerovskaya Oblast, Novokuznetsk, Stroitelej Av., 43***

Branch head: ***Miller Alexander Ivanovich***
Opening date: ***30 December 1993***
Proxy expiry date: ***31 December 2005***

Branch Name: ***Heat Networks Control Office***
Branch Location: ***650070, Kemerovo, Svoboda St., 10***
Branch head: ***Krumgolts Alexander Rudolfovich***
Opening date: ***30 December 1993***
Proxy expiry date: ***31 December 2005***

Branch Name: ***"Energosbyt" Enterprise***
Branch Location: ***650036, Kemerovo, Lenin Av., 90 building 4***
Branch head: ***Petrov Leonid Prokhorovich***
Opening date: ***30 December 1993***
Proxy expiry date: ***31 December 2005***

Branch Name: ***Petrovskaya Heat-Electric Generating Plant Control Office***
Branch Location: ***650000, Kemerovo, Kuznetskiy Av., 30***
Branch head: ***Magarill Alexander Isaakovich***
Opening date: ***30 December 1993***
Proxy expiry date: ***31 December 2005***

Branch Name: ***Kuzbassenergosvjaz***
Branch Location: ***650000, Kemerovo, Kuznetskiy Av., 30***
Branch head: ***Aksenov Vladimir Vasiljevich***
Opening date: ***22 January 1997***
Proxy expiry date: ***31 December 2005***

Branch Name: ***Highway Electric Networks***
Branch Location: ***650000, Russia, Kemerovo, GSP-2, Kuznetskiy Av., 30***
Branch head: ***Antonov Yuri Vitaljevich***
Opening date: ***8 December 2003***
Proxy expiry date: ***31 December 2005***

Branch Name: ***Moscow Office of Kuzbass Open Joint-Stock Company of Energetics and Electrification***
Branch Location: ***117261, Moscow, Leninsky Av., 70 building "11"***
Branch head: ***Sadgjan Armen Sergeevich***
Opening date: ***15 April 1998***
Proxy expiry date: ***31 December 2005***

3.2. The Issuer's major economic activity

3.2.1. Industry Classification of the Issuer

Russian Classification of Economic Activities (OKVED):
40.10.11 – Electric power generation by Heat-Electric Generating Plants
40.10.2 – Electric power transmission
40.30.2 – Steam and hot water transmission (heat power)
51.56.4 – Electric and heat power wholesale (without power transmission and distribution)

74.60 – Investigations and accident prevention
74.14 – Commercial activity and management counselling

3.2.2. The Issuer's Major Economic Activity

Major types of activity of OJSC "Kuzbassenergo" are as follows: generation, transmission and distribution of electric and heat power.
OJSC "Kuzbassenergo" is a unit of natural monopoly that conducts non-manufacturing business for transmission of electric and heat power on the territory of Kemerovskaya Oblast.

Rate of return from the major type of activity in total return of OJSC "Kuzbassenergo" for the last full 5 fiscal years and the 1st quarter of 2005.

Period	2000	2001	2002	2003	2004	the 1st quarter of 2005
Total return, thous. roubles	13,950,893	15,285,725	17,614,970	19,795,684	18,043,479	6,218,030
Return from the major type of activity, thous. roubles	8,636,784	11,913,608	14,210,479	16,486,488	16,110,323	5,524,753
Rate of return from the major type of activity in total return, %.	61.91	77.94	80.67	83.28	89.29	88.85

Total return should be understood as the sum of sales revenues, operating and non-sale expenses - according to the Form No 2 entitled "Profits-and-losses report".

Total return for surveyed period (2000-2004) has increased from 13.95 milliard to 18.04 milliard or in 1.3 times; rate of retune from the major type of activity was increasing constantly and since 2002 it constitutes more than 80% form the total sum of return of the Entity.

Rate of return from the major type of activity in total income for the 1st quarter of 2005 decreased by 1.81% as compared to the same period the previous year.

Rate of return of OJSC "Kuzbassenergo" from the major types of products

Type of products	Rate of return, %					
	2000	2001	2002	2003	2004	the 1st quarter of 2005
Electric Power	49.22	64.02	66.94	67.21	69.91	62.27
Heat Power	12.69	13.92	13.73	16.07	19.38	26.58
Total:	61.91	77.94	80.67	83.28	89.29	88.85

Rate of return from the electric power generation increases annually and if in 2002 it constituted 49.22%, then in 2004 – 69.91%, i.e. it increased by 20.69%.

For the 1st quarter of 2005 as compared to the same period the previous year the rate of return from the electric power generation decreased by 0.76% (1st quarter of 2004 – 63.03%), the heat power generation by

1.05% (1st quarter 2004 – 27.63%).

Major types of the Issuer's activity – generation, transmission and distribution of electric and thermal power – have seasonal nature. It should be noted that a decrease of the generation of electric and thermal power takes place in Summer.

3.2.3. Major Types of Products (Operations, Services)

Major types of products of OJSC "Kuzbassenergo" are electric and heat power.

Eclectic and heat power tariffs are approved by Regional Energy Commission once a year according to the Federal Law of 14 April 1995 No. 41-FL.

Index Name	2000	2001	2002	2003	2004	the 1st quarter of 2005
Production volume, - electric power, million kW/h - heat energy, thous. Gcal	26,599.8 17,745.7	26,438.0 16,320.0	27,185.0 14,403.0	24,867.0 14,654.0	22,554.273 13,352.417	6,105.568 5,433.909
Average supply tariff, - electric power, kopeck/kW/h - thermal power, rouble/Gcal	25.793 104.725	35.943 137.965	44.422 180.451	51.904 235.013	56.27 264.39	65.8 310
Sales revenues got from products - electric power - heat power	6,866,780,000 1,770,004,000	9;785,368,000 2,128,240,000	11,792,093,000 2,418,386,000	13,306,092,000 3,180,396,000	12,612,924,000 3,497,399,000	3,872,180,000 1,652,573,000
Rate from the total sales revenues, % - electric power - thermal power	63.66 16.41	77.57 16.87	79.62 1.33	78.30 18.72	75.50 20.94	68.10 29.06
Price index of electric power industry products, % (by the previous year)*	Not available	Not available	Not available	Not available	Not available	110.8 (by December 2004)

*Price index of the producers of industrial products is based on the data of State Committee for the Statistics of Russia.

The volume of electric energy output for 2004 as compared with 2003 decreased by 2,312.727 million kW/h or by 9%, and as compared with 2000 – by 15.21%. The decrease of electric energy output in 2004 as compared with 2003 is determined by:
- the large consumer's entry into FOREM since 1 October 2003;
- the purchase of excess electric power in auctions and the initiative of Systems Operator;

Average supply tariff in 2004 as compared with 2003 increased in 1.1 times and as compared with 2000 – in 2.18 times.

The amount of revenues from the sales of electric power in 2004 as compared with 2003 decreased by 693,168,000 roubles or by 5.21% that was caused by the reduction of power generation due to the entry of one of the large electric power consumers – OJSC "Novokuznetsk Aluminium Plant" – into FOREM.

Considerable changes in the supply of heat power didn't happen for the last 3 years. The decrease of useful supply of heat energy is connected with the introduction of energy-saving technologies in the process of production and putting into operation its own boiler houses at industrial enterprises of the region. Revenues from heat sales for 2004 as compared with 2003 increased by 317,003,000 roubles or 10%.

The growth of average supply tariffs for electric and heat power in 2004 as compared with 2003 happened due to the increase of tariffs for electric and heat power by the Regional Energy Commission in Kemerovskaya Oblast since 1 January 2004. (Resolution of 16 December 2003 No. 180 "About tariffs for electric power supplied by OJSC "Kuzbassenergo" in the retail (consumer) market since 1 January 2004".)

The growth of average supply tariffs for electric and heat power in the 1st quarter of 2005 happened due to the increase of tariffs for electric and heat power by the Regional Energy Commission in Kemerovskaya Oblast since 1 January 2005. (Resolution of 4 December 2004 No. 147.)

Sales pattern for main types of products:

Name of products (operations, services)	Sales pattern of products (operations, services)	2000	2001	2002	2003	2004	the 1st quarter of 2005
Electric power	Direct sales, %	100	100	100	100	100	100
	Own distribution network, %	-	-	-	-	-	-
	Controlled distribution network, %	-	-	-	-	-	-
	Other (specify), %	-	-	-	-	-	-
Heat power	Direct sales, %	100	100	100	100	100	100
	Own distribution network, %	-	-	-	-	-	-
	Controlled distribution network, %	-	-	-	-	-	-
	Other (specify), %	-	-	-	-	-	-

Sales have seasonal nature that is explained by the growth of consumption of electric and heat power in Autumn and Winter. In Spring and Summer quite a different tendency is observed: the consumption of electric power is reduced for lightning and of heat power – for heating.

The Issuer's costs structure for production and sales

Name of Cost Item	2004	the 1st quarter of 2005
Raw products and materials, %	1.6	1.6
Purchased components and semi-finished products, %	-	-
Production operations, services rendered by third-party firms	1.4	1.1
Fuel, %	38.5	45.9
Energy, %	6.2	3.2
Labour costs, %	7.7	6.7
Interest on credit,%	-	-
Rent, %	-	-
Social payments, %	2.2	1.7
Depreciation of fixed assets, %	11.9	11.3
Taxes included into production cost, %	3.5	2.1
Other expenses (specify), %	27.0	26.4
Subscription fee for using the net of RAO "UES of Russia", %	13.6	12.6
Depreciation of intellectual property assets, %	-	-
Rewards for rationalization proposals, %	-	-
Obligatory insurance contributions, %	1.0	0.4
Hospitality expenses, %	-	-
Miscellaneous, %	12.4	13.4
Total: production and sale expenses (operations, services) (production cost), %	100.0	100.0
Revenues from sale of products (operations, services), %	112.68	131.08

Net cost accounting is done in accordance with the Tax Code of the Russian Federation (part II) of 5 August 2000 No. 117-FL and Accounting Policy of OJSC "Kuzbassenergo" in which separate accounting depending on types of products (operations, services) is not supposed.

3.2.4. Suppliers of the Issuer Whose Rate in the Delivery of Inventory Supplies is 10% or More with the Indication of Their Rate in the Total Amount of Supplies.

Main suppliers of coal are: Trading House of Open Joint-Stock Company Coal Company "Kuzbassrazrezugol" (Kemerovo); Open Joint-Stock Company "Siberian Coal and Energy Company" (Moscow); Open Joint-Stock Company "Amalgamated Coal Company "Yuzhkuzbassugol" (Novokuznetsk).

Delivery of natural gas is done by the Open Joint-Stock Company "Sibirsko-Uralskaya Petrogasochemical Company".

Supplier's Name	2004	the 1st quarter of 2005
TH OJSC CC "Kuzbassrazrezugol"	45.9%	39.4%
OJSC "SCEC"	30.2%	33.7%

3.2.5. Markets of Sales and Distribution of the Issuer's Products (Operations, Services)

Electric power industry is practically the only industry the products and services of which are consumed by all industries and domestic household. There are two markets of electric power sales in Russia: the wholesale market and the retail one. Sales and distribution of heat power is done only in the retail market.

Kemerovskaya Oblast is the main market of sales and distribution where OJSC "Kuzbassenergo" conducts its business. Geographically Kemerovskaya Oblast is situated in the South-East of the Western Siberia and

thus it is situated at the juncture of the Western-Siberian Plain and the mountains of the Southern Siberia. It is almost equidistant form Western and Eastern borders of the Russian Federation. It is in the sixths time zone.

Output of electric power to the customers is done in accordance with the signed contracts "Output and use of electric power".

Structure of customers that buy electric and heat power in the retail market is shown below in the table entitled "Structure of sales of electric and heat power".

Structure of sales of electric and heat power by industry in natural units

Electric Power	2000	2001	2002	2003	2004	the 1st quarter of 2005
Total in energy system, thous. kW/h	26,622,448	27,224,616	26,618,051	25,804,994	22,554,273	6,105,568
	100.0%	100.0%	100.0%	100.0%	100.00%	100.0%
1. Industry	72.9%	73.2%	72.7%	73.2%	69.5%	66.1%
1.1. Fuel industry	20.2%	20.7%	20.5%	21.4%	24.1%	22.2%
1.2. Ferrous metallurgy	25.5%	25.8%	25.2%	28.4%	35.0%	34.4%
1.3. Nonferrous metallurgy	18.1%	17.7%	18.2%	14.3%	0.2%	0.2%
1.4. Chemistry and the petroleum chemistry	5.2%	5.1%	5.2%	5.4%	6.1%	5.7%
2. Agriculture	1.6%	1.3%	1.0%	1.0%	1.0%	1.3%
3. Transport and communications	5.0%	5.3%	5.3%	5.9%	6.7%	6.8%
4. Building industry	0.2%	0.1%	0.2%	0.2%	0.2%	0.2%
5. Housing-and-utilities infrastructure	0.6%	1.3%	1.8%	2.0%	1.9%	2.2%
6. Population	0.6%	0.5%	0.6%	0.6%	0.8%	1.0%
7. Other branches	19.1%	18.2%	18.3%	17.0%	19.8%	22.5%
Heat Energy						
Total in energy system, Gcal	16,901,366	15,425,989	13,523,948	13,688,506	13,352,417	5,433,909
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
1. Industry	38.7%	37.4%	36.0%	33.8%	32.1%	30.1%
1.1. Fuel industry	0.4%	0.4%	0.4%	0.3%	0.3%	0.7%
1.2. Ferrous metallurgy	9.8%	9.7%	9.1%	9.7%	9.3%	11.3%
1.3. Nonferrous metallurgy	1.3%	1.3%	1.4%	1.5%	1.5%	1.3%
1.4. Chemistry and the petroleum chemistry	20.8%	20.4%	20.7%	18.2%	17.0%	12.6%
2. Agriculture	2.4%	2.4%	2.4%	2.2%	1.5%	1.7%
3. Transport and communications	1.1%	0.8%	0.9%	0.9%	1.0%	1.9%
4. Building industry	0.8%	0.7%	0.7%	0.6%	0.5%	0.7%

5. Housing-and-utilities infrastructure	20.2%	52.0%	54.0%	56.4%	58.9%	59.4%
6. Population	0.2%	0.1%	0.1%	0.1%	0.1%	0.1%
7. Other branches	36.6%	6.5%	5.9%	6.0%	5.9%	6.6%

As it is seen from the table, industrial enterprises are the largest consumers of electric energy in the retail market (their share from 2000 to 2003 was more than 70%, since 2004 – about 70%).
In the 1st quarter of 2005 the share of industrial enterprises was 66.1%. From the point of view of industry the largest share of energy power consumption – 34.4% – have enterprises of iron industry.

In the output of heat energy the predominant share housing-and-utilities infrastructure has (more than 50% of consumption) and industry (more than 30%). From the point of view of industry the largest consumers enterprises of chemistry and the petroleum chemistry are.

Main consumers of products of OJSC "Kuzbassenergo":

Consumer's Name	2000	2001	2002	2003	2004	the 1st quarter of 2005
Electric Power, kW/h: Kemerovo OJSC "AZOT"	1,080,542,071	1,066,802,350	1,066,687,707	1,047,898,570	1,042,600,316	258,730,121
OJSC "Kuznetsk ferro-alloys"	1,815,358,764	1,992,163,036	1,867,709,104	1,862,508,336	2,125,180,260	555,928,260
LLC "Metallenergofinans"	-	-	-	5,052,944,133	5,579,166,873	1,511,675,059
Heat Energy, Gcal: OJSC "ZSMC"	1,587,556	1,425,901	1,169,056	1,264,188	1,173,617	583,337
Kemerovo OJSC "AZOT"	2,802,312	2,440,356	2,210,867	2,059,549	2,034,855	601,653
Novokuznetsk City Administration	2,895,311	2,984,966	2,746,945	2,928,859	2,972,131	1,247,810
Kemerovo City Administration	770,866	3,834,439	3,668,230	3,796,394	3,756,034	1,504,758

Main consumers of products of OJSC "Kuzbassenergo" with the turnover not less than 10% of total revenues gained from products sales during the 1st quarter of 2005:

Consumer's Name	Location	Share in total volume of sales, %
Electric Power Consumers: LLC "Metallenergofinans"	Kemerovskaya Oblast, Novokuznetsk	36.8
OJSC "Kuznetsk ferro-alloys"	Kemerovskaya Oblast, Novokuznetsk	14.5
OJSC "Tomusinsk Energoupravlenie"	Kemerovskaya Oblast, Mezhdurechensk	14.3
Western-Siberian Railroad – branch of OJSC "Russian Railroads"	Novosibirsk	11.9

Heat Power Consumers: Novokuznetsk City Administration	Kemerovskaya Oblast, Novokuznetsk	27.2
Kemerovo OJSC "AZOT"	Kemerovo	19.4
Kemerovo City Administration	Kemerovo	33.5
OJSC "ZSMC"	Kemerovskaya Oblast, Novokuznetsk	19.9

Factors that may influence negatively on sales and distribution of products (operations, services) by the Issuer and also possible actions of the Issuer in order to reduce such influence.

1. The factor that may influence negatively on the production distribution is the entry of enterprises into Federal Wholesale Market of Electric Energy and Power (FOREM):

- currently there is a technical possibility to cover own power consumption by means of buying electric power at the regulated sector of the wholesale market from LLC "Topkicement" and OJSC PA "Himprom" (total installed power – 378 MW) whose Automatic Measuring and Experimental Stations correspond to the requirements of the market regulations. Losses of revenues of OJSC "Kuzbassenergo" in such a case will be 98,132 thous. roubles per year.

- also due to the planned introduction – on the territory of Siberia – of the second price area in the wholesale market of electric power during the transition period, the consumers whose electric receiving installations correspond to the normative requirements for receiving the status of the participant of free trade's sector (total installed power is more than 20 MW, installed power in every gas-turbine drive is 4 MW) have the possibility to buy in the free trade's sector of the wholesale market up to 15% of own planned consumption. 36 consumers of OJSC "Kuzbassenergo" correspond to these requirements (total installed power is 11,841 MW). In case if the consumers enter into the wholesale market of the electric power and buy in the sector of free trade up to 15% of the own planned consumption, the amount of the losses of revenues of OJSC "Kuzbassenergo" will be 327,038 thous. roubles.

In order to prevent such situation, "Energosbyt" – the branch of OJSC "Kuzbassenergo" gives the consumers preferential transaction terms (terms of payment for the electric power, payment for fines, etc.)

2. The next factor of the reduction of consumption, in particular, the heat power consumption is the introduction of energy-saving technologies and putting into operation own boiling plants at industrial enterprises. Also the considerable influence on the reduction of consumption of heat power the late start and early end of a heating season at the enterprises as compared with the previous periods. OJSC "Kuzbassenergo" cannot influence on the effect of these factors.

3. The insufficiency of the dedicated limit and untimely financing of the expenses intended to pay for the electric and heat power consumption of budgetary consumers may also influence on the distribution. Each month Agreements on the payment for the consumed power are signed between the consumers and the Administration of Kemerovskaya Oblast, the Main Finance Department of the Region, the Executives of Cities and Local Areas, OJSC "Kuzbassenergo". Meetings are held in the Administration of Kemerovskaya Oblast in order to discuss the fulfilment of the aforesaid Agreements; it is obligatory for the Executives of Cities and Local Areas, the leaders of Territorial Financial Bodies, the directors of Housing-and-utilities infrastructures and Municipal Electric Networks to be present there

3.2.6. The Activity Towards Working Capital and Inventories

The Company's policy towards working capital consists in the provision of the admissible volume and structure of the circulating assets in order to increase the liquidity of the assets.

In order to reduce the accounts receivable some work with consumers and customers is done, accounts payable are controlled, some work is done so as to recover overdue accounts receivable.

In order to use the working assets effectively, to improve the management of resources, to ensure uninterrupted production process, provided that the resources are low, OJSC "Kuzbassenergo" applies the principle of normalisation of the working assets. The norm of the working assets of OJSC "Kuzbassenergo" is defined on the basis of calculations done by the branches for a number of years and it is revised according to the changes in the conditions of the production process.

In order to control the amount of inventories and the duration of circulation and turnover when accounts are reported, the corresponding coefficients are calculated:

- the inventories turnover ratio (R);

- the duration of circulation (D).

<u>The inventories turnover ratio</u> reflects the speed of distribution of inventories. It is calculated using the formula = production price of sold products/average value of inventories (R=form No. 2 page 20/form No. 1 (page 210 at the beginning of the accounting period + page 210 at the end of the accounting period) × 0.5).

<u>The duration of circulation</u> is defined as quotient that is made up due to the division of the number of days in the period by the inventories turnover ratio.

For 2000: R=13 turnover, D=28 days.

For 2001: R=9.3 turnover, D=39 days.

For 2002: R=12.8 turnover, D=28 days.

For 2003: R=13.7 turnover, D=26 days.

For 2004: R=13.1 turnover, D=28 days.

For the 1st quarter of 2005: R=5.5 turnover, D=16 days.

If compare with the 1st quarter of 2004, an increase of the turnover of the working capital by 0.7 circulation (or 3 days) is seen, mainly owing to the decrease of average remains production inventories (the 1st quarter of 2004: R=4.8 circulation, D=19 days).

3.2.7. Raw Material

Fuel is the main type of raw material that OJSC "Kuzbassenergo" uses. Kuznetsk coals and their cleaning rejects are used as the main type of fuel at electric power stations of OJSC "Kuzbassenergo".

Residual oil is used as starting fuel and to sustain combustion when low-rank coal is combusted; Zaiskitimskaya hot water boiling plant uses residual oil as the main type of fuel.

Analysis of changes of fuels' prices

Type of Fuel	Unit Measure	Supplier's Name	the 4th quarter of 2004		the 1st quarter of 2005	
			Volume of purchases in natural units	Unit price incl. VAT and quality	Volume of purchases in natural units	Unit price incl. VAT and quality
Coal	Thous. tons	Trading Company "Siberian Coal"	1,419.67	442.8	-	-
		Trading Company "Kuzbassrazrezugol"	-	-	1,126.45	556.41
		OJSC "Siberian Coal and Energy Company"	1,124.13	471.5	962.66	555.38
		OJSC "Amalgamated Coal Company "Juzhkuzbassugol"	212.01	418.4	247.87	463.90
		Coal Company "Southern Kuzbass"	10.1	487.4	0	440.00
		CJSC "Chernigovets"	78.0	493.3	87.00	622.26
		LLC " Amalgamated Coal Company " (Moscow)	81.4	389.1	85.04	464.71
		Others	302.5	404.7	224.17	453.86

Coal prices remained practically at the same level.

3.2.8. Main Business Rivals

On the territory of Kemerovskaya Oblast, where the main economic activity is conducted - non-manufacturing business for transmission of electric and heat power - OJSC "Kuzbassenergo" is a unit of natural monopoly that has no business rivals.

3.2.9. Information About the Issuer's Licenses

Number: ***3668***
Date of Licensing: ***26 December 1995***
Expiry Date: ***till 1 January 2007***
Body that granted the license: ***Ministry of Communications of the Russian Federation***
Type of activity: ***Local and intraband telephone communication services***

Number: ***00927***
Date of Licensing: ***14 June 1995***
Expiry Date: ***till 31 December 2007***
Body that granted the license: ***Kemerovskaya Oblast Natural Resources Committee***
Type of activity: ***Loam extraction in Frunzensky deposit in order to dam gold pile***

Number: ***00-EE-004012 (E)***
Date of Licensing: ***21 December 2004***
Expiry Date: ***till 21 December 2009***
Body that granted the license: ***Ministry of Energy of the RF***
Type of activity: ***Electric networks operation support***

Number: ***39-ET-001112 (K)***
Date of Licensing: ***07 December 2004***
Expiry Date: ***till 7 December 2009***
Body that granted the license: ***Ministry of Energy of the RF***
Type of activity: ***Heat networks operation support***

Number: ***077***
Date of Licensing: ***14 October 1997***
Expiry Date: ***till 1 October 2008***
Body that granted the license: ***Federal Security Service of Russia in Kemerovskaya Oblast***
Type of activity: ***Works with the information that includes state secret***

Number: ***0107***
Date of Licensing: ***12 March 1998***
Expiry Date: ***till 1 October 2008***
Body that granted the license: ***Federal Security Service of Russia in Kemerovskaya Oblast***
Type of activity: ***Works to render services of state secret protection***

3.2.10. Joint activity of the Issuer

The founders of the Affiliated Company OJSC "Prokopjevskenergo" are:
- ***OJSC "Kuzbassenergo" (60.0%);***
- ***LLC "Stroysnabservis" (Kemerovo) (14.12%);***
- ***LLC " Bills Centre "Kuzbassenergo" (13.05%).***

Type of joint activity is: to provide consumers with electric and heat power by means of acquisition, transformation, distribution, transportation and sales; repairs of electrical-type instruments, electrical equipment, electricity supply meters; operation and adjustment of lifting mechanisms and constructions; building and assembly works; vehicular, forwarding or other activity that is connected with transport process, etc.

Joint activity since 20 September 2000.

The founders of the Affiliated Company OJSC "IPA "Vodokanal" are:
- *OJSC "Kuzbassenergo" (74.5%);*
- *LLC "A/E Clearing" (Prokopjevsk) (25.5%).*

Type of joint activity is: to provide consumers with water and effluent water collection; operation, maintenance works, routine and emergency maintenance of external and internal water-supply and water-disposal systems; building, assembly, adjustment and fit-out works; output of technical and industrial products, etc.

Joint activity since 28 October 2001.

3.4. Plans of the Issuer's Future Activity

The objectives the OJSC "Kuzbassenergo" faces in 2005.

The main objective of the Company in 2005 will be to reliably and uninterruptedly supply consumers with electric and heat power that ensures the profits earning, the increase of the Company's capitalisation and the increase if its attractiveness in the process of electric power industry reforms in Russia.

The main productions objectives, the Company will face in 2005, will be the following:
1. *To supply reliably consumers of the region with electric and heat power, especially in autumn and winter maximum loads.*
2. *The implementation of the program to repair equipment of electric power stations, electric and heat networks;*
3. *The provision of the task of RAO "UES of Russia" to create fuel stores at the stock-houses of the Company by 1 January 2006;*
4. *The fulfilment of the Company's Investment Program.*

In accordance with the aforesaid the following production works will be prioritised:
- *putting into operation the boiler, type TP-87M with the power 420 t/h, at the station No. 16 of Kemerovskaya Hydroelectric Power Station;*
- *the reconstruction of the boiler, type TP-10, at the station No. 8 of Tom-Usinsk Hydroelectric Power Station in order to reduce NOx;*
- *the modernisation of electric air filters of the boiler at the station No. 14 of Kemerovskaya Hydroelectric Power Station;*
- *the introduction of the three-stage firing in boilers at the station No. 11 of Kemerovsky Heat-Electric Generating Plant in order to reduce NOx;*
- *the reconstruction of dust extraction plant on boiler units at the station No. 8 of Novo-Kemerovsky Heat-Electric Generating Plant;*
- *the assembly of a sprinkler system of fuel-handling mechanism at Tom-Usinsk Hydroelectric Power Station, Belovskaya Hydroelectric Power Station, South-Kuzbass Hydroelectric Power Station, Kemerovskaya Hydroelectric Power Station, South-Siberian Heat-Electric Generating Plant, Kuznetsk Heat-Electric Generating Plant;*
- *the reconstruction of the station Pashkovskaya 35/10 kW and the replacement of oil-switches with electric gas switches at Eastern Electric Networks;*
- *the assembly of the Automated System of the Supervisory Control of Electric Networks Enterprise produced by ABB in Northern Electric Networks;*
- *the replacement of the transformer 32 mVA with 40 mVA at stations of Tyrganskaya and Central Electric Networks;*
- *the reconstruction of Closed Distribution Device – 6 kW, the replacement of oil switch and relay protection and automatic equipment 356 kW at stations of "Abashevskaya 1/2", "Severnaya", Southern Electric Networks;*

- *the above-ground pipelining of the main sector of the heat pipeline with the diameter 600 mm at Kuznetsk Heat-Electric Generating Plant – Chemical Pharmaceutical Plant form TK-1 to TK-2 with a crosswalk above the railway at Heat Networks;*
- *the introduction of information and measuring system of the commercial accounting in "Energosbyt".*

As for the financial activity in 2005 for the Company the following trends will be prioritised:

1. *The fulfilment of the program of the costs reduction including by means of further development of the competitive system for goods, operations and services purchasing;*
2. *The fulfilment of the provisions of the Amicable Agreement with the Company's creditors as the guarantee of successful reforming;*
3. *Setting up economically feasible tariffs for the Company;*
4. *The increase of the financial solvency of the Company, the reduction of gap between accounts receivable and accounts payable;*
5. *The provision of the Company's investment attractiveness.*

For further reforming of the Company in 2005 the following objectives will be prioritised:

1. *The agreement of the Company's reforming project with the largest shareholders, bodies of the state authority and administration;*
2. *The total completion of the preliminary stage of the Company's reforming concerning all non-specialised types of activity and non-specialised assets;*
3. *Training of the personnel reserve of managers and key specialists for forming the newly established Companies;*
4. *The upgrading of forms and methods of corporate management, maximum openness of the Company as a Public Company that plays a significant role in the life of the region.*

According to the program of the Company's technical development for 2001-2011 in order to ensure the reliability of stations' functioning and timely replacement of the used-up equipment it is necessary in 2005 to do the following:

- to go on choosing contracting organizations and suppliers on competition basis for: building, reconstruction, technical retooling and modernization of facilities.

- to determine priorities when developing the Investment Program for 2 or 3 years concerning the facilities that are in the process of construction and to make fundamental decisions.

- to link the Investment Program of the Company with the funding sources taking into account that the facility will be commissioned in time.

- to continue to dam old gold piles and to begin to dam new gold piles, where the reserve capacity of ash and slag deposits are limited with possible filling.

For the nearest 3 or 5 years it is necessary to do the following jobs that influence on the overall reliability of the power system:

- Reconstruction and putting into operation in 2006 the turbine-generator set type PTR-80-130 at the station No. 8 of Novo-Kemerovsky Heat-Electric Generating Plant (500 million roubles);

- Putting the turbine-generator set type R-12-29 into operation at the station No. 3 of Kuznetsky Heat-Electric Generating Plant in order to cover the deficit of selected steam needed to heat make-up water and to increase the electric energy generation by means of heat consumption;

- Putting the turbine-generator set type T-115-130 into operation in 2008 at the station No. 15 of Novo-Kemerovsky Heat-Electric Generating Plant with power 115 MW and investment required 900 million roubles (including the Automatic Control System of the Engineering Process);

- Go on designing and ratification of starting complex of the steam boiler No. 5 of Kuznetsky Heat-Electric Generating Plant with the capacity of 160 t/hour and the work starts in 2007;

- To replace the turbine-generator set type R-35-130 with the turbine-generator set type T-120-12.8 at Kemerovskaya Hydroelectric Power Station, the cost of which is 600 million roubles;

- To reconstruct the cell of the turbine generator set type R-12-90/31M at the stations No. 11 and 12 of Kuznetsky Heat-Electric Generating Plant, the cost is 200 million roubles;

- To reconstruct electric filters of boilers type TP-87 in order to gain normative dustiness of combustion gases and to comply with the standards maximum permissible ashes emissions; to reconstruct electric filters in order to gain the efficiency of ash collecting 99% at Western-Siberian Heat-Electric Generating Plant;

- To perform the directives and instructions of State Control Authorities in all the branches in the amount

of 60 million roubles;

- To substitute the electric equipment in branches in the amount of 100 million roubles.

3.5. The Issuer's Participation in Industrial, Bank and Financial Groups, Holdings, Trusts and Associations

OJSC "Kuzbassenergo" doesn't participate in industrial, bank and financial groups, holdings, trusts and associations.

On the basis of the Decree of the RF President "About additional steps intended to provide the management of electric energy complex of Russia" of 3 March 1998, the effect of the part No. 3 of the Temporary Provision concerning holding companies that are created when restructuring state enterprises into joint-stock companies, ratified by the Decree of the RF President of 16 November 1992 No. 1392 "About the steps intended to implement industrial policy when privatizing state enterprises", is not valid for the Russian Joint-Stock Company "UES of Russia".

OJSC "Kuzbassenergo" is an Affiliated Company of the Holding RAO "UES of Russia" on the basis of the article 2.3 of the Company's Charter.

3.6. Associated and Dependent Business Companies of the Issuer

OJSC "Kuzbassenergo" has 12 Dependent Companies.

Associated Companies are considered to be such Companies according to the Civil Code of the Russian Federation (part 1, articles 104 and 106) and the Federal Law "On Joint-Stock Companies" (article 6).

Associated Company Name: ***Limited Liability Company "Bills Centre "Kuzbassenergo", LLC "Bills Centre "Kuzbassenergo"***

Location: ***650099, Kemerovskaya Oblast, Kemerovo, Kuznetsky Av., 30***

The Issuer's share in the nominal capital of the Associated Company: ***100%***

The Associated Company's share in the nominal capital of the Issuer: ***No share***

Type of Activity: ***Export and import of technical and industrial goods, national consumption goods, know-how and services; intermediary and trade business.***

Associated Company Name: ***Open Joint-Stock Company "Andreevskoe", OJSC "Andreevskoe"***

Location: **Russia, Kemerovskaya Oblast,Kemerovsky Area, Andreevsky Settlement**

The Issuer's share in the nominal capital of the Associated Company: ***100%***

The amount of equity shares of the Associated Company, the Issuer owns: ***100%***

The Associated Company's share in the nominal capital of the Issuer: ***No share***

Type of Activity: ***Manufacturing and selling agricultural products, livestock and crop products; technical retooling and modernisation; reconstruction and development of manufacturing capabilities; capital construction of industrial and social facilities; creation of converting-and-processing production departments – using high-end technologies – in order to produce foodstuffs, national consumption goods and to convert-and-process agricultural products.***

Associated Company Name: ***Limited Liability Company "Sbytenergo", LLC "Sbytenergo"***

Location: ***652417, Kemerovskaya Oblast, Kemerovsky Area, Metallploshchadka Settlement, Severnaya St., 14***

The Issuer's share in the nominal capital of the Associated Company: ***100%***

The Associated Company's share in the nominal capital of the Issuer: ***No share***

Type of Activity: ***Sales and distribution of electric and heat power; operation, assembling, adjusting, transmission and manual supervision of electric and heat power.***

Associated Company Name: ***Open Joint-Stock Company "Kuzbassgidroenergostroy", OJSC "KGES"***

Location: ***Russia, Kemerovskaya Oblast, Krapivinsky Area***

The Issuer's share in the nominal capital of the Associated Company: ***100%***

The amount of equity shares of the Associated Company, the Issuer owns: ***100%***

The Associated Company's share in the nominal capital of the Issuer: ***No share***

Type of Activity: ***Conduct construction and assembly works that are: building, reconstruction, technical retooling and modernization as well as repairs of industrial and civil facilities; production and distribution of building materials and constructions, goods according to the nomenclature, including those which are under supervision of the Russia's State Committee for Industrial and Mining Safety Supervision; carrying out design works.***

Associated Company Name: ***Open Joint-Stock Company "Investment and Production Association "Vodokanal", OJSC "IPA "Vodokanal"***

Location: ***Russia, Kemerovskaya Oblast, Prokopevsk, Kirpichnaya St., 3***

The Issuer's share in the nominal capital of the Associated Company: ***74.5%***

The amount of equity shares of the Associated Company, the Issuer owns: ***74.5%***

The Associated Company's share in the nominal capital of the Issuer: ***No share***

Type of Activity: ***Provision of water to consumers and effluent water collection; operation, maintenance works, routine and emergency maintenance of external and internal water-supply and water-disposal systems; building, assembly, adjustment and fit-out works; output of technical and industrial products; information support; trading, intermediary, procurement, sales and distribution activities.***

Associated Company Name: ***Open Joint-Stock Company "Prokopjevskenergo", OJSC "Prokopjevskenergo"***

Location: ***Russia, Kemerovskaya Oblast, Prokopevsk, Energeticheskaya St., 14***

The Issuer's share in the nominal capital of the Associated Company: ***60%***

The amount of equity shares of the Associated Company, the Issuer owns: ***60%***

The Associated Company's share in the nominal capital of the Issuer: ***No share***

Type of Activity: ***To provide the consumers with electric and heat power by means of its acquisition, transformation, distribution, delivery and sales; repairs of electrical-type instruments, electrical equipment, electricity supply meters; operation and adjustment of lifting mechanisms and constructions; building and assembly works; vehicular, forwarding or other activity that is connected with transport process; the building and operation of petrol stations; to conduct trade, intermediary and foreign economic activity; assistance in conducting scientific and research, experimental and developmental, design, technological and promotional works.***

Associated Company Name: ***Open Joint-Stock Company "Kuzbasskaya Energoremontnaya Companiya", OJSC "Kuzbasskaya Energoremontnaya Companiya"***

Location: ***Russia, Kemerovo, Kuznetsky Av., 30***

The Issuer's share in the nominal capital of the Associated Company: ***100%***

The amount of equity shares of the Associated Company, the Issuer owns: ***100%***

The Associated Company's share in the nominal capital of the Issuer: ***No share***

Type of Activity: ***Conduct construction and assembly works that are: building, reconstruction, technical retooling and modernization as well as repairs of industrial and civil facilities according to the nomenclature as the main contractor or subcontractor; conducting control for the quality of general construction works and the output of products needed for building including the works under the contracts for outside organisations; production and sales of building materials, construction elements and products according to the nomenclature including those which are under supervision of the Russia's State Committee for Industrial and Mining Safety Supervision; building gas supply facilities, gas regulating units and installations, gas pipe lines and gas equipment of industrial, agricultural and other enterprises that use natural gas; assembly works, adjustment and repairs of power facilities, electric power and heat power equipment and power plants of consumers.***

Associated Company Name: ***Open Joint-Stock Company Engineering and Analytic Centre***

"Kuzbasstehenergo", OJSC Engineering and Analytic Centre "Kuzbasstehenergo"

Location: ***650099, Russia, Kemerovo, Stantsionnaya St., 17***

The Issuer's share in the nominal capital of the Associated Company: ***100%***

The amount of equity shares of the Associated Company, the Issuer owns: ***100%***

The Associated Company's share in the nominal capital of the Issuer: ***No share***

Type of Activity: ***Testing and adjustment, development of normative and energy characteristics of heat-mechanic equipment (boilers, turbine generator sets, heat supply systems, auxiliary equipment); to conduct works (services) of nature conservative measures concerning the adjustment and operation of starting-up and adjustment works, operating and adjustment works at heat-mechanic sets of gas consuming enterprises, the adjustment of the automatic systems and water chemistry modes of boiler units; the production, repairs, calibration and check of measuring tools; repairs and adjustment of automatic facilities, electronic equipment; repairs and assembly of electric technical equipment and networks.***

Associated Company Name: ***Open Joint-Stock Company "Kuzbasssetremont", OJSC "Kuzbasssetremont"***

Location: ***650099, Russia, Kemerovskaya Oblast, Novokuznetsk, Nevsky St., 1***

The Issuer's share in the nominal capital of the Associated Company: ***100%***

The amount of equity shares of the Associated Company, the Issuer owns: ***100%***

The Associated Company's share in the nominal capital of the Issuer: ***No share***

Type of Activity: ***Repairs of equipment, buildings and facilities of electric networks; repairs of high-voltage lines with the voltage 0.4-20 kW; repairs of buildings and facilities at installations of electric networks; adjustment, conducting checkouts, diagnostics of the state of equipment, buildings and facilities of electric networks; assembly of equipment, buildings and facilities of electric networks; supply and sales activity.***

Associated Company Name: ***Limited Liability Company "Automobile Operating Company "Kuzbassenergo", LLC "AOC "Kuzbassenergo"***

Location: ***650099, Russia, Kemerovo, Stantsionnaya St., 4***

The Issuer's share in the nominal capital of the Associated Company: ***100%***

The amount of equity shares of the Associated Company, the Issuer owns: ***100%***

The Associated Company's share in the nominal capital of the Issuer: ***No share***

Type of Activity: ***Provision of forwarding services for juridical entities and individuals; technical maintenance and repairs of transport of juridical entities and individuals; capital construction of industrial, social and cultural facilities; the execution of design works intended to reconstruct technological buildings and facilities; the creation of converting-and-processing productions intended to produce consumer goods; the organisation of wholesale and retail trade.***

Associated Company Name: ***Closed Joint-Stock Company Medico Sanitary Unit "Health Centre "Energetik", CJSC MSU "Health Centre "Energetik"***

Location: ***650099, Russia, Kemerovo, Kuzbasskaya St., 37***

The Issuer's share in the nominal capital of the Associated Company: ***100%***

The amount of equity shares of the Associated Company, the Issuer owns: ***100%***

The Associated Company's share in the nominal capital of the Issuer: ***No share***

Type of Activity: ***Rendering skilled medical help including secondary help; ambulatory and clinical help; day patient facility; preventive activity, working proficiency check, etc.***

Associated Company Name: ***Open Joint-Stock Company "Kuzbassenergoservis", OJSC "Kuzbassenergoservis"***

Location: ***Russia, Kemerovo, N. Ostrovsky St., 12***

The Issuer's share in the nominal capital of the Associated Company: ***100%***

The amount of equity shares of the Associated Company, the Issuer owns: ***100%***

The Associated Company's share in the nominal capital of the Issuer: ***No share***

Type of Activity: ***Organisation of works according to the production profile on the principles of general contracts, organisation of works on the principle "turnkey" and act as a customer; material logistics***

including both own production and works done by outside organisation; the repairs of electric and power equipment at Heat-Electric Generating Plants, transmitting devices and buildings at other enterprises and organisations, different technological equipment, pipe lines, products pipelines, distribution electric networks, buildings and facilities, lifting facilities and devices; capital construction, technical retooling and modernisation of electric power industry enterprises and other industries, civil and social facilities.

3.7. Composition, Structure and Cost of the Issuer's Fixed Assets, Information about its Plans to Acquire, Replace, Dispose of Fixed Assets, as Well as All the Facts of Encumbrance of the Issuer's Fixed Assets

3.7.1. Fixed Assets

Land plots, buildings, mechanisms, equipment, transport facilities and other relevant items with the life cycle that is more than 12 months are included in the fixed assets.

Fixed assets facilities are taken for the business accounting by actual costs spent for the acquisition and building.

As of 1 January 2005 OJSC "Kuzbassenergo" revaluated the fixed assets on the basis of market prices, at the same time the revaluation of fixed assets is done using the direct recalculation of the cost with the help of independent valuators of LLC"ENPI Konsalt".
The objective of the valuation is to define the total replacement value of the part of the fixed assets.
The purpose of the valuation is to render adviser services concerning the revaluation issues of the part of the Company's fixed assets.
The valuation was done on the basis of the business accounting, technical characteristics of the items of fixed assets that were given by the specialists of OJSC "Kuzbassenergo", interview with the managers and key specialists of services and departments of OJSC "Kuzbassenergo".
The valuation was done in accordance with the Federal Law No. 135-FL of 29 July 1998 "About the valuation activity in the Russian Federation", the standards of valuation that are necessary to be applied by the bodies that do the valuation activity (the Resolution of the Government of the RF No.159 of 6 July 2001), basic principles, laid down in the International Valuation Standards IVS01-IVS04, the Professional Practice Standards and the Ethics Code of the Russian Association of Valuators.

No.	Fixed assets category	Total cost before revaluation	Depreciated cost (net of amortisation) before revaluation	Revaluation date	Total cost after revaluation	Depreciated cost (net of amortisation) after revaluation
1.	**2000**			**01 January 2000**		
	Total:	18,738,653	10,104,684		27,035,939	14,864,213
1.1.	Buildings	3,506,439	1098,374		4,326,454	1,263,102
1.2.	Constructions and erections	6,421,432	3,592,690		9,912,179	5,539,594
1.3.	Machines and equipment	8,618,816	5,330,957		12,597,156	7,958,223
1.4.	Transport	157,118	67,021		158,538	83,034
1.5.	Miscellaneous	34,848	15,642		41,612	20,260
2.	**2001**			**01 January 2001**		

	Total:	28,006,940	15,553,938		33,770,344	19,005,685
2. 1.	Buildings	4,406,965	1,290,675		4,865,386	1,498,579
2. 2.	Constructions and erections	10,169,826	5,775,229		12,190,813	6,826,009
2. 3.	Machines and equipment	13,199,229	8,372,718		16,479,634	10,567,545
2. 4.	Transport	182,500	92,445		189,166	94,966
2. 5.	Miscellaneous	48,420	22,871		45,345	18,586
3.	**2002**			**01 January 2002**		
	Total:	34,574,367	19,893,460		50,875,700	31,454,410
3. 1.	Buildings	4,877,141	1,545,143		7,241,796	2,708,442
3. 2.	Constructions and erections	12,418,915	7,143,497		18,030,697	11,002,165
3. 3.	Machines and equipment	17,028,588	11,088,619		25,254,224	17,569,031
3. 4.	Transport	192,405	94,186		248,828	130,918
3. 5.	Miscellaneous	57,318	22,015		100,155	43,854
4.	**2003**			**01 January 2003**		
	Total:	52244720	19642923		64222564	40753860
4. 1.	Buildings	7324294	4537884		8891678	7862414
4. 2.	Constructions and erections	18233155	6797199		24604546	11793622
4.. 3.	Machines and equipment	25781648	7586049		29834482	20942371
4. 4.	Transport	272986	132867		266659	121001
4. 5.	Miscellaneous	632637	588924		625199	34452
5.	**2004**			**01 January 2004**		
	Total:	65,935,049	41,990,532		69,974,063	45,081,270
5. 1.	Buildings	8,908,684	3,665,265		8,932,902	3,685,396
5. 2.	Constructions and erections	26,008,393	18,223,715		27,860,606	19,250,092
5. 3.	Machines and equipment	30,056,510	19,935,663		32,181,077	21,968,996
5. 4.	Transport	270,554	130,005		278,491	134,904
5. 5.	Miscellaneous	690,908	35,884		720,987	41,882
6.	**2005**			**01 January 2005**		
	Total:	70,667,670	24,174,166		76,874,474	26,850,869

6.1.	Buildings	8,956,014	5,367,920		11,457,866	6,809,614
6.2.	Constructions and erections	26,410,663	8,531,395		30,070,055	9,739,618
6.3.	Machines and equipment	34,451,063	9,582,682		34,496,333	9,609,303
6.4.	Transport	200,576	80,311		200,576	80,311
6.5.	Miscellaneous	82,936	45,440		83,226	45,605
6.6.	Land plots	566418	566,418		566,418	566,418

The linear method of calculating depreciation of fixed assets and intangible assets, based on useful life of the facilities is applied. For the fixed assets facilities taken for the business accounting before 1 January 2002 the depreciation is calculated in accordance with the Resolution of the Council of Ministers of the USSR of 22 October 1990 No. 1072 "About the norms of depreciation costs for the complete restoration of the fixed assets of the USSR national economy". As for the fixed assets facilities taken for the business accounting starting with 1 January 2002 the depreciation is calculated in accordance with the Resolution of the Government of the RF of 1 January 2002 No. 1 "About the classification of fixed assets facilities included in the depreciation groups".

Since 1999 OJSC "Kuzbassenergo" performs the revaluation of fixed assets recruiting specialists and experts of Limited Liability Company "ENPI Konsalt" (LLC"ENPI Konsalt") (TIN 7737017200, 113191, Moscow, Duhovsky Av., 14) on the basis of license No. 000031 – that allows to conduct valuation activity – granted on 6 August 2001 by the Ministry of Property of the RF. In accordance with the technical task, the revaluation of the fixed assets is done using the indexing method and the method of direct recalculation of full replacement value of the fixed assets. All information is given in the form of a written report as well as it is saved on magnetic mediums.

Information about long-term leased fixed assets

As of:	***thous. roubles***
31 December 2000	***40690***
31 December 2001	***1785***
31 December 2002	***167618***
31 December 2003	***150058***
31 December 2004	***6595***
31 March 2005	***16277***

3.7.2. Information about the Cost of Real Property of the Issuer for 1 January 2004

Fixed assets category	Total cost of fixed assets (account 01)	Accrued depreciation (account 02)	Depreciated cost of fixed assets
1. Cost of fixed assets, total, thous. roubles	69,863,846	45,063,856	24,799,990
Including: Buildings	8,932,900	3,485,625	5,447,275
Constructions and erections	20,668,576	14,251,052	6,417,524
Land plots	571,066	-	571,066

for 1 January 2005 (taking into account the revaluation of fixed assets)

Fixed assets category	Total cost of fixed assets (account 01)	Accrued depreciation (account 02)	Depreciated cost of fixed assets
1. Cost of fixed assets, total, thous. roubles	76,874,474	50,023,605	26,850,869
Including: Buildings	11,457,866	4,648,252	6,809,614
Constructions and erections	30,070,055	20,330,437	9,739,618
Land plots	566,418	-	566,418

IV. Information about Financial and Economic Activity of the Issuer

4.1. Results of Financial and Economic Activity of the Issuer

4.1.1. Profits and Losses

Highlights	2000	2001	2002	2003	2004	the 1st quarter of 2005
Revenues, thous. rubles	10,787,090,000	12,615,142,000	14,809,687,000	16,993,144,000	16,704,631,000	5,686,335,000
Gross profit, thous. rubles	1190814000	1,191,613,000	1,906,499,000	1,667,383,000	1,879,628,000	1,348,243,000
Net profit (retained earnings (outstanding loss)), thous. roubles	471,667,000	2977000	(531,606,000)	790,000	(390,580,000)	705,853,000
Labour productivity, %	589,394	681,126	860,078	1,228,538	1,567,333	552,179
Capital productivity, %	88.14	86.89	75.96	71.26	69.1	21.54
Return on assets, %	2.26	0.01	(1.95)	0.00	(1.19)	1.99
Return on capital, %	3.28	0.02	(2.55)	0.00	(1.60)	2.53
Product profitability (sales), %	10.81	9.23	12.76	9.70	11.25	23.71
Amount of outstanding loss on the reporting date, roubles	(14,241,000)	0	(531,606,000)	0	(390580000)	0
Ratio of outstanding loss on reporting date against balance sheet currency	(0.001)	0.00	(0.020)	0.00	(0.012)	0.00

Principles recommended by FCSM (Federal Commission for the Securities Market) of the RF in the Resolution of 2 June 2003 No 03-32/ps were used to calculate the highlights.

The results of financial and economic activity of OJSC "Kuzbassenergo" for 2000-2004 are characterised by the following dynamics of the financial highlights:

The revenues increased almost 1.5 times, gross profit – 1.6 times.

In 2004 the revenues as compared with the previous year decreased by 288,513 thous. roubles or by 1.7% (from 16,993,144 thous. roubles to 16,704,631 thous. roubles). Revenues got from sales of power equalled 16,110,323 thous. roubles or 96.4% from the total revenues, revenues got from sales of other products, operations, services – 594,308 thous. roubles or 3,6%.

For 2004 14,459,621 thous. roubles or 97.54% from the total costs were spent for power generation (for the previous year 14,936,563 thous. roubles or 97.46% correspondingly). Expenditures for other types of activity that were not connected with the power generation and transmission equalled 365,382 thous. roubles.

The decrease of revenues is caused by the reduction of power generation due to the entry of one of the large electric power consumers – OJSC "Novokuznetsk Aluminium Plant" – into FOREM. Some changes in the structure of the revenues were also caused by the same reason: the reduction of the revenues rate

from electric power sales is observed while the increase of the revenues rate from heat power sales takes place.

Gross profit as compared with 2003 increased by 212,245 thous. roubles.

For 2004 the growth rate of revenues got from the sales of main products of OJSC "Kuzbassenergo" exceeded the growth rate of expenditures in the main type of activity; and that influenced positively on the amount of profits gained from the sales of products, operations, services of the Company as a whole. Thus, for example, for 2004 revenues from sales equalled 1,878,687 thous. roubles when it increased as compared with 2003 by 230,539 thous. roubles or 14%.

The profitability of assets shows what profit was got from every rouble, invested into assets and the highest ratio was in 2000.

The sales profitability shows what profit was got from every rouble of products sales. For the analysed period this ratio either increased or decreased. At the end of the annual work in 2004 the sales profitability was 11.2% (for 2003 – 9.7%).

For the 1st quarter of 2005 the revenues from marketable products sales was 5,686,335 thous. roubles, that is 772,520 thous. roubles more than in the 1st quarter of 2004.

Net profit earned by the Company in the accounting period is 263,026 thous. roubles more than in the 1st quarter of 2004.

Profitability analysis also confirms the improvement of financial results gained by the Company for the accounting period: as compared with the 1st quarter of the previous year, assets profitability increased by 0.67%, the Company's working capital – by 0.85%, products profitability – by 3.27%.

The opinion of the Company's Authorities concerning the aforesaid profitability and unprofitability analysis coincide.

4.1.2. Factors Which Affected the Change in the Amount of Revenues from Sales of the Issuer's Goods, Products, Operations, Services, and Profits (Losses) from the Main Activity

Factors which affected the change in the amount of revenues from sales are not listed here because the Issuer's Authorities considered the amount of revenues having changed insignificantly during the accounting quarter.

4.2. The Issuer's Liquidity

Highlights	2000	2001	2002	2003	2004
Working capital, roubles	-740,538,000	-2,150,346,000	-1,997,430,000	-2,409,187,000	-3,728,291,000
Financial leverage ratio	0.45	0.40	0.30	0.32	0.34
Owned assets autonomy ratio	0.69	0.72	0.77	0.76	0.75
Inventories available due to working capital	-1.00	-1.76	-1.98	-2.15	-3.30
Permanent asset index	1.05	1.13	1.10	1.10	1.15
Current liquidity ratio	1.47	1.21	1.14	0.98	0.98
Quick liquidity ratio	1.15	0.72	0.66	0.61	0.58

Principles recommended by FCSM of the RF in the Resolution of 2 June 2003 No 03-32/ps were used to calculate the highlights.

Owned circulating assets are negative and it means that capital investments are financed by borrowed current assets.

For borrowed current assets the Financial dependency ratio means the degree at which the assets are financed at the expense of loans. The analysis of the Financial dependency ratio shows that its value from 2000 to 2004 is not more than the optimal value for this highlight (80%). The owned assets autonomy ratio shows the share of owned capital in the assets and characterises the degree of financial dependency from the creditors. If this ratio is more than 50% then the risk of creditors is minimised, i.e. the Company may repay all its debt liabilities if it sells the half of the property even if the second half in which the borrowed current assets were invested. For the analysed period the value of the Owned assets autonomy ratio was more than the normative value and on 31 December 2004 its value was 74%.

The Company's inventories were completely formed at the expense of borrowed current assets. For the accounting period a slight negative dynamics in formation of owned sources of working assets and the strengthening of influence of borrowed current assets was seen.

The permanent asset index (recommended value of which is <=0.9) for the analyzed period (2000-2004) was more than 1.0.

The current liquidity ratio (R cliq) characterises payment possibilities of the Company when all circulating assets are raised (all inventories are sold, total repayment of debtors that have the liability less than 1 year). The analysis of the current liquidity ratio (normative 1.0-2.0) shows that the financial state of the Company partially demonstrates the characteristics of insolvency. R cliq on 31 December 2004 was 0.97, that is if the Company raises all its circulating assets it will be able to repay 97% of its short-term liabilities.

The quick liquidity ratio (R qliq) is a more strict assessment of the Company's liquidity. Optival value for this highlight is R qliq = 0.8 – 1.0.

The analysis of the quick liquidity ratio shows that on 31 December 2004 OJSC "Kuzbassenergo" may repay only 58% of its short-term liabilities on the stipulation that short-term accounts receivable have 100% liquidity (with the repayment period that is less than a year).

Highlights	the 1st quarter of 2004	the 1st quarter of 2005
Working capital, roubles	-1,840,044,000	- 2,809,054,000
Financial leverage ratio	0.27	0.27
Owned assets autonomy ratio	0.78	0.79
Inventories available due to working capital	-2.24	-3.56
Permanent asset index	1.07	1.10
Current liquidity ratio	1.10	1.22
Quick liquidity ratio	0,78	0,87

In the 1st quarter of 2005 as compared with the same period the previous year a rate of the Company's solvency increased that was proved by the growth of liquidity ratios.

The financial leverage ratio is at the same level; its value is within norms.

In comparison with the first quarter of 2004 a growth of values of current and quick liquidity ratios values happened by 0.12 and 0.09 correspondingly:
The current liquidity ratio on 31 March 2005 was 1.22, i.e. if the Company raises all its assets it will be able to repay 100% of short-term liabilities and also long-term liabilities partially;
The analysis of the quick liquidity ratio shows that on 31 March 2005 OJSC "Kuzbassenergo" may repay 87% of its short-term liabilities on the stipulation that short-term accounts receivable have 100% liquidity (with the repayment period that is less than a year). The Company's inventories are completely formed at the expense of borrowed sources. As of 31 March 2005 the lack of owned financing sources for the formation of circulating assets was 2,809,054 thous. roubles and it was 1,840,044 thous. roubles as of 31

On the basis of the results one may deduce the following:
- in the structure of the property's sources the owned sources still prevail.
- the reduction of the solvency is the result of insufficient financing of the power system by the tariffs basis. The lack of monetary funds is compensated by borrowed sources – the increase of the credit portfolio.
The opinions of the Issuer's Authorities concerning the aforesaid information coincide.

4.3. Amount, Structure and Adequacy of the Issuer's Capital and Circulating Assets

4.3.1. Amount and Structure of the Issuer's Capital and Circulating Assets

a) according to the Charter of the Company the chartered capital is 606,163,800 (six hundred and six million one hundred and sixty three thousand eight hundred) roubles;
b) the information about the formation and usage of the reserve capital is given in paragraph 8.1.3. of the Report.

Highlight	2000	2001	2002	2003	2004	the 1st quarter of 2005
a) Amount of chartered capital, roubles	606,163,800	606,163,800	606,163,800	606,163,800	606,163,800	606,163,800
b) Total cost of the Issuer's stock bought out by the Issuer for further resale	Didn't buy out	Didn't buy out	Didn't buy out	Didn't buy out	Didn't buy out	Didn't buy out
c) The amount of the Issuer's reserve capital, roubles	13,841,000	13,841,000	16,818,000	16,818,000	16,858,000	16,858,000
d) The amount of the Issuer's additional capital, roubles	12,385,315,000	14,849,065,000	19,781,299,000	23,605,222,000	22,236,879,000	24,911,321,000
e) Retained profit for the past years, roubles	457,426,000	911,561,000	906,288,000	562,711,000	1,655,553,000	1,265,451,000
f) The amount of the Issuer's target financing assets, roubles	0	0	0	0	0	0
g) Total amount of the Issuer's capital	14,340,301,000	16,600,640,000	20,778,963,000	24,791,705,000	24,124,874,000	27,505,647,000

The amount of additional capital for the analysed period (2000-2004) increased from 12,385,315 thous. roubles to 22,236,879 thous. roubles or by 79.5%. As of 31 March 2005 the amount of the additional capital was 24,911,321 thous. roubles and increased for a year by 360,231 thous. roubles. Additional capital may be used by the Company to do the following:

- *the repayment of the decrease of the fixed assets cost as a result of their revaluation*
- *the increase of the chartered capital*
- *the repayment of losses, seen at the end of the Company's accounting year results*
- *the distribution of profits among the members of the Company.*

The retained profit for the past years is the growth of owned capital on the basis of internal accumulation and it may be used in order to increase the chartered capital and to repay the accumulated losses.

For 2000-2004 the owned capital of the Company increased by 9,784,573 thous. roubles or by 68.2% (from 14,340,301 thous. roubles to 24,124,874 thous. roubles).
Thus the accumulation of the owned capital of the Company is the evidence of the growth of financial

independency.

The structure of the owned capital didn't change and in the 1st quarter of 2005 it remained at the same level: the chartered capital is 2.20%, the reserve capital – 0.06%, the retained profit for the past years – 4.60%..

The structure and amount of the circulating assets (thous. roubles)

Circulating asstes	for 1 January 2005.	for 31 March 2005
Inventories	1,162,236	822,304
Including: Raw, materials and other relevant valuables	1,124,797	785,119
Animals bred and fed	0	0
Costs of goods in process	0	0
Finished products and goods for the resale	2,297	2,312
Goods loaded	2,659	2,003
Deferred charges	32,483	32,870
Other inventories and costs	0	0
Value added tax for the vested valuables	685,019	558,971
Accounts receivable (that are to be paid 12 months later after the reporting date)	1,269,457	1,194,839
Including: buyers and customers	441,634	365,365
Accounts receivable (that are to be paid within 12 months after the reporting date)	2,456,687	2,930,375
Including: buyers and customers	1,115,042	1,485,207
Short-term financial investments	29,340	90,849
Monetary funds	262,702	472,536
Other circulating assets	-	-
Total:	5,865,441	6,069,874

The sources for the financing circulating assets are owned assets of the Company. Owned capital of the Company is enough for covering the major Company's necessity in assets and that necessity ensures the continuity of the production and sales of products as well it covers current liabilities.

The Company's policy concerning the working capital lies in the provision of acceptable volume and structure of the Company's working assets in order to increase the assets' liquidity. So as to decrease the accounts receivable some work is done with buyers and customers, accounts payable are controlled, some work is done so as to recover overdue accounts receivable.

4.3.2. Adequacy of the Capital and Circulating Assets of the Issuer

The Company has the adequacy of owned capital and circulating assets for settling short-term liabilities and covering current operational expenses.

Highlight	For 31 December 2004	For 31 March 2005
Owned capital at the end of the period, roubles	24,124,874,000	27,505,647,000
Circulating assets, roubles	5,865,441,000	6,069,874,000
Short-term liabilities at the end of the accounting period	4,970,151,000	4,388,387,000
Operational expenses, roubles	1,842,815,000	676,465,000
Average operational expenses per day, roubles	71,260,467	71,078,867

4.3.3. Monetary Funds

Highlights of Cash Flows (CF) of the Company are approved by the Board of Directors of the Company every quarter.

The planned requirement of the Company in monetary funds for the 2nd quarter 2005 is 710,541 thous. roubles.

Accounts payable gathered in a bank's card index are absent

4.3.4. Financial Investments of the Issuer

Financial Investments, according to the Russian Accounting Standards (RAS) No. 4/99 "Financial Statements" should be understood as:

- ***Investments into Affiliated Companies;***
- ***Investments into Dependent Companies;***
- ***Investments into other Companies;***
- ***Loans given for more then 12 months;***
- ***Loans given for less then 12 months;***
- ***Owned shares, bought from shareholders;***
- ***Other financial investments.***

Highlight	Amount of Investments for 31 March 2005, roubles		
	Short-term (less than 1 year)	Long-term (more than 1 year)	Total
Loans given to Companies for less then 12 months	-	-	-
Loans given to Companies for more then 12 months	-	-	-
Owned shares, bought from shareholders	-	-	-
Investments into other Companies	-	647,000	647,000
Investments into Affiliated Companies	-	482,923,000	482,923,000
Investments into Dependent Companies	-	-	-
Other financial investments	90,849,000	-	90,849,000

Financial investments are accounted at the balance account 58 according to the RAS No. 19/02 "Accounting financial investments", ratified by the instruction of the Ministry of Finance of 10 December 2002 No. 126n.

1. Investments into securities:

Type of security	Full and abbreviated company name, location	Date and registration number the securities' issue	Number of securities the Issuer owns	Total nominal value of the securities the Issuer owns, thous. roubles	Total balance value of the securities the Issuer owns, thous. roubles	Efficiency of investments	Supposed losses in current year, thous. roubles

Equity shares	Open Joint-Stock Company "Kuzbassgidroenergostroy", OJSC "KGES" Russia, Kemerovskaya Oblast, Krapivinsky Area	1-01-10487-F of 6 April 2000 Federal Service on Financial Markets (FSFM) of the RF in the Siberian Federal Area	118,619,000	118,619.0	118,619	Not effectively For the period of ownership of 100% of shares since 1997 the dividends weren't added. Currently ADC is in bankrupt proceedings.	118,619.0
Equity shares	Open Joint-Stock Company "Andreevskoe", OJSC "Andreevskoe" Russia, Kemerovskaya Oblast, Kemerovsky Area, Andreevsky Settlement	No	36,437,000	36,437.0	36,437	Not effectively For the period of ownership of 100% of shares since 1997 the dividends weren't added. Currently ADC is in bankrupt proceedings.	36,437.0
Equity shares	Open Joint-Stock Company "Prokopjevskenergo", OJSC "Prokopjevskenergo" Russia, Kemerovskaya Oblast, Prokopevsk, Energeticheskaya St., 14	1-01-10934-F of 31 July 2000 FSFM of the RF in the Siberian Federal Area	1,938	19,380.0	19,380	Effectively. Following the results of work in 2004 the profit constituted 32,074 thous. roubles. In 2003 ADC paid dividends OJSC "Kuzbassenergo" in the amount 2,659 thous. roubles	0
Equity shares	Open Joint-Stock Company Engineering and Analytic Centre "Kuzbasstehenergo", OJSC Engineering and Analytic Centre "Kuzbasstehenergo" 650099, Russia, Kemerovo, Stantsionnaya St., 17	1-01-11775-F of 14 May 2004 FSFM of the RF in the Siberian Federal Area	18,540	18,540.0	18,000	Effectively. Following the results of work in 2004 the profit constituted 543 thous. roubles..	0
Equity shares	Open Joint-Stock Company "Kuzbasskaya Energoremontnaya Companiya", OJSC "Kuzbasskaya Energoremontnaya Companiya" Russia, Kemerovo, Kuznetsky Av., 30	1-01-11760-F of 29 April 2004 FSFM of the RF in the Siberian Federal Area	29,240	29,240.0	30,022	Effectively. Following the results of work in 2004 the profit constituted 4,457 thous. roubles.	0

Equity shares	Open Joint-Stock Company "Kuzbasssetremont", OJSC "Kuzbasssetremont" 650099, Russia, Kemerovskaya Oblast, Novokuznetsk, Nevsky St., 1	1-01-11792- F of 23 September 2004 FSFM of the RF in the Siberian Federal Area	11,751	11,751.0	8,767	Effectively. Following the results of work in 2004 the profit constituted 408 thous. roubles.	0
Equity shares	Open Joint-Stock Company "Investment and Production Association "Vodokanal", OJSC "IPA "Vodokanal" Russia, Kemerovskaya Oblast, Prokopevsk, Kirpichnaya St., 3	1-01-11253-F of 12 October 2001 FSFM of the RF in the Siberian Federal Area	626	31,300.0	31,300	Not effectively. Following the results of work in 2004 the loss constituted 284 thous. roubles.	31300
Equity shares	Limited Liability Company "Automobile Operating Company "Kuzbassenergo", LLC "AOC "Kuzbassenergo" 650099, Russia, Kemerovo, Stantsionnaya St., 4	1-01-25251-N of 30 December 2002 1-01-25251-N-001D of 30 April 2004 FSFM of the RF in the Siberian Federal Area	5,000	5,000.0	103,834	Effectively. Following the results of work in 2004 the profit constituted 102 thous. roubles. In 2003 ADC paid dividends in the amount 1,000 thous. roubles	0
Equity shares	Closed Joint-Stock Company Medico Sanitary Unit "Health Centre "Energetik", CJSC MSU "Health Centre "Energetik" 650099, Russia, Kemerovo, Kuzbasskaya St., 37	1-01-25252-N of 30 December 2002 1-001-25252-N-001D of 02 September 2004 FSFM of the RF in the Siberian Federal Area	116,774	116,774.0	114,526	Effectively. Following the results of work in 2004 the profit constituted 2,005 thous. roubles.	0
Equity shares	Open Joint-Stock Company "Kuzbassenergoservis", OJSC "Kuzbassenergoservis" Russia, Kemerovo, N. Ostrovsky St., 12	1-01-24543-N of 17 July 2002 FSFM of the RF in the Siberian Federal Area	500	500.0	2,298	Effectively. Following the results of work in 2004 the profit constituted 319 thous. roubles.	0

Information about other financial investments (deposits into authorised capital of the limited liabilities companies) is not given here, because it constitutes less than 10% of all financial investments of OJSC "Kuzbassenergo" at the end of the 1st quarter of 2005.

4.3.5. Intangible Assets of the Issuer

In intangible assets exceptional rights of the Company for the trade mark are included.
The depreciation of intangible assets is calculated using the linear method taking into consideration the following useful lives.

Rights for the trade mark are 10 years.

In the accounts the Company's intangible assets are shown at the initial cost not including the depreciation that has been accrued during the utilisation time

No.	Name of group of intangible assets	Total cost	Amount of the accrual depreciation
1.	Trade mark	3774 roubles 73 kop.	601 roubles 20 kop.
	Total, roubles	3774 roubles 73 kop.	601 roubles 20 kop.

Accounting intangible assets is done according to the RAS No. 14/2000 "Accounting intangible assets", ratified by the instruction of the Ministry of Finance of 16 October 2000 No. 91n.

4.4. Information about the Issuer's Policy and Expenditures in the Sphere of Scientific and Technological Progress, in Respect of Licenses and Patents, New Researches and Developments

Accounting Scientific Research and Experimental Design Work (SREDW) at OJSC "Kuzbassenergo" is done according to the RAS No. 17/02 "Accounting expenses for Scientific Research and Experimental Design Work".

As of 1 April 2005 expenditures for Scientific Research and Experimental Design Work constituted:
- conducting SREDW – 1,932 thous. roubles.

4.5. The Analysis of the Trends of the Development in the Sphere of the Main Activity of the Issuer

Electric power industry is one of the key industries of the Russian economy.
The share of the power industry constitutes approximately 10% of the country's GDP. Russian power industry occupies the fourth place in the world according to the installed power and to the volumes of production.

In 2000 the increase in the consumption of electric power was seen that had been caused by the economic upturn and also by the increase in the electric power generation. In the same year 25 new turbine-generator sets were put into operation with the total power of 665.8 MW, then the Russia's first steam-gas power unit at the North-Western Heat-Electric Generating Plant in Petersburg with the power of 450 MW was put into testing operation. At the session of the Government of the Russian Federation in December 2000 the proposals of the Ministry of Economic Development of Russia, the Ministry of Atomic Energy of Russia, the State Trust "Rosenergoatom" concerning the reformation of the electric power industry were discussed and the project of the basic trends of the State Policy concerning the reformation of electric power industry of the Russian Federation, which had been proposed by the Ministry of Economic Development of Russia, was taken as the basis for further studies. The instruction of the Government of the Russian Federation No. 1072 "The plan of the RF Government's actions in the sphere of social policy and modernization of the economy during 2000-2001", that determines priority objectives in the sphere of reforming the natural monopolies was accepted.

According to the results of 2001 at the enterprises of the Holding OJSC RAO "UES of Russia" the level of payment with the monetary funds for the consumed electric and heat power grew by 20% and constituted 103% taking into account the repayment of the previously accumulated debts. The implementation of the programs of reduction of the expenses in the Affiliated and Dependent Companies (ADC) of the Holding allowed to reduce the expenditures for 12.3 mlrd. roubles. Altogether 25 turbine-generator sets with the total power of 1330.2 MW and 1819.5 km of electric power lines with the voltage 35 kV and more were put into operation. RAO "UES of Russia" together with the group of the independent international consultants developed the program "5000 MW". Its purpose was the attraction of Western and Russian investors into the sphere of building of the most promising power generating facilities. The Government adopted the

Resolution No. 526 of 11 July 2001 "About the reformation of electric power industry of the Russian Federation". The separation of the monopolistic types of activity from other types is prescribed there as well as the introduction of separate accounting at the enterprises of power industry. In order to develop this decision the instruction of the Government of the RF N1040-r was accepted, which approved the Plan of actions at the first stage of the reformation. During August 2001 the Committee on the Reformation – attached to the Board of Directors of RAO "UES of Russia" – was created. The representatives of: the minority shareholders, the potential investors, the state, RAO "UES of Russia" entered the Committee. On 21 December the Government of the Russian Federation adopted the Resolution No. 881 "About the criteria of the ascription of the main electric power lines and objects of electric networks to the united (all-Russian) electric network". In accordance with the Resolution of the RF Governments of 11 July of 2001 OJSC "FNC UES" (Federal Network Company that manages the united national (all-Russian) electric network) and OJSC "SO-CSC UES" (System Operator that accomplishes the Supervisory Control of the united electric network of Russia).

The main events of 2002 in the sphere of the reformation were the following:

- the adoption by the State Duma of the RF in first reading of the package of the bills, dedicated to the reformation of the electric power industry;

- Non-Commercial Partnership "ACS" altogether with OJSC "SO-CSC UES" conducting the trading of the electric power in the imitation regime;

- the creation of infrastructural organizations in this sphere, that is the Federal Network Company and the System Operator;

- the preparation of the Strategy of the reformation of RAO "UES of Russia";

- the completion of the preparatory stage of the reformation of RAO "UES of Russia";

- the development and the adoption of the basic version of the reformation of JSC-energo;

- the preparation for the realization of the early trial projects of the reformation of JSC-energo;

- the conducting the first stages of the reformation of scientific and design complex of RAO "UES of Russia" and also the power maintenance and service forms of activity.

The Resolution of the Government of the Russian Federation No. 226 of 2 April 2002, "About the price formation with respect to electrical and heat power" put into operation the new "Principles of price formation" and "Rules of government control and use of tariffs for electrical and heat power in the Russian Federation". RAO "UES of Russia" adopted "The code of corporate management".

In September 2002 Non-Commercial Partnership "Administrator of Commercial System" (NCP "ACS") began conducting trading of electric power in the imitation regime. The approximation of tariffs to those that are economically justified became one of the positive tendencies of 2002, i.e. the level of cross subsidizing between the groups of consumers reduced. The Board of Directors of RAO "UES of Russia" approved the basic version of the reformation of the regional power systems - the Affiliated Companies of RAO "UES of Russia", and also the exit of the enterprises of the Holding RAO "UES of Russia" out of the non-specialised active assets for purposes in order to minimize the expenses, connected with the possession of them. The Board of Directors of RAO "UES of Russia" made a decision about the termination of the participation of RAO "UES of Russia" in CJSC "CSC FOREM" by means of sales to the Non-Commercial Partnership "ACS" 75% of the shares of CJSC "CSC FOREM".

The anticipating growth rates of the expenditures for production in comparison with the growth rates of revenues (29.4% and 23.8% correspondingly) as a whole for the Affiliated and Dependent Companies of RAO "UES of Russia" led to the reduction of the gross profit in 2002 in comparison with 2001. Gross profit of JSC-energo, obtained in 2002, is lower than the profit, obtained in 2001 by 4.6 mlrd. roubles, for the JSC-electric power stations the gross profit was reduced by 4.5 mlrd. roubles.

On the night 31 March - 1 April 2003, in ten regions of Russia the functions of immediate supervisory control of the United Power System of Russia were transmitted from the Regional Supervisory Controls (RSC) of JSC-energo to RSC branches OJSC "System Operator CSC UES".

In April 2003 the package of the legislative acts about the reformation of electric power industry came into force and includes the following Federal Laws:

- "About electric power industry";

- "About the special features of the functioning of the electric power industry in the transition period and about the introduction of changes in some legislative acts of the Russian Federation and the acknowledgment of the fact that some legislative acts of the Russian Federation expired due to the adoption of the Federal Law "About electric power industry";

- "About the introduction of changes and amendments into the Federal Law "About the Government control of tariffs for electric and heat power in the Russian Federation";

- "About the introduction of changes and amendments into the Federal Law "About the natural monopolies";

- "About the introduction of changes and amendments into the second part of the Civil Code of the Russian Federation";

- "About the introduction of changes into the Federal Law "About the energy-saving".

The working group assigned to modify the strategy of RAO "UES of Russia" for 2003 – 2008 in the framework "5+5" in the presence of the Board of Directors of RAO "UES of Russia" discussed the Project of the Concept of the Strategy of OJSC RAO "UES of Russia" for 2003 – 2008 in the framework "5+5" taking into account the outspoken remarks and proposals.

In the 1st half of 2003 the process of improvement and development of the mechanisms of the competitive trade within the framework of the regulated wholesale market of electric power. In accordance with the existing normative and legal documents monthly trading of above-plan electric power were done, the volume of the sold electric power on the trading was 3,1% of the volume of delivery of the electric power into the domestic market. Together with OJSC "SO-CSC UES" in the 1st half of 2003 trading of electric power continued according to the framework "Energopul", the share of sales for the accounting period increased almost twice and constituted 1,3% of the total volume of delivery into "FOREM" (the domestic market).

The formation of the United National Electric Network is done on the basis of the current legislation of the Russian Federation and under the supervision of the Federal Net Company, to the balance of which more than 45 thous. km of main electric networks and 126 substations and system of technological control were given.

On 31 October 2003 the Board of Directors of RAO "UES of Russia" at the regular session listened to the information about the possibility of creation of Regional Generating Companies (RGC) by means of establishment of several JSC-energo. The concept of the creation of RGC by means of establishment presupposes its formation as a large operating company even at the first stage of the reformation of JSC-energo. RGC is co-established by several JSC -energo by means of inclusion of their generating assets into chartered capital of the newly founded company. Thus there is the possibility at already the early stage to form a large operating company, shareholders of which the founders of JSC-energo are.

According to the Resolution of the RF government No. 643 of 24 October 2003 "About the rules of the wholesale market of electric power of the transition period", since 1 November 2003 altogether with the controllable sector of the wholesale market of electric power (the existing Federal wholesale market of electric power) the competitive sector is launched, which presupposes trading of the hourly volumes of electric power at free prices. In this case, in the free sector each producer can offer up to 15% of its installed power, and each user will be able to declare a purchase up to 30% of its own planned consumption. The sector is just available for the European part of the RF and the Urals.

Economic effect achieved from the work of the free sector of the wholesale market of electric power is obvious from the very beginning. The amount of deliveries of electric power by heat power plants with the relatively low production costs increased, while the deliveries from "expensive" generating plants, on the contrary, decreased.

The profit of the group RAO UES from the main activity in 2003 was 64.5 mlrd. roubles that is in 3.5 times more than in 2002. This is explained by the expenses restraining policy of RAO, which (expenses) grew more slowly than the revenues from sales. At the same time net profit of the group RAO UES was reduced by 9 mlrd. roubles and it reached 27 mlrd. roubles. The decrease occurred due to the fact that in 2003 the payment of part of profit tax was tansferred because of the scaled revaluation of the fixed assets.

At the beginning of 2004 the electric power industry of Russia, in contrast to the majority of other

industries, was characterised by negative dynamics, which mainly is connected with the climatic factor, namely, with higher temperatures in January 2004 as compared with January 2003. As a result, in January 2004 the decrease in the production as a whole in the industry constituted 1.6%. In this case, it is connected to the greatest degree with reduction of the heat power production.

In January 2004 a traditional increase of prices - at the beginning of a year - for the products of electric power industry occurred; however, it was comparatively low. At least, in gas and petroleum industry the increase of prices was much higher. The substantial rise in the cost of gas, with a much lower increase of tariffs for the electric power, can negatively influence on the financial state of the enterprises of electric power industry in 2004.

At the beginning 2004 the competitive market of electric power continued to grow. Contracts of joining the trading system of the wholesale market 95 clients signed, out of which 25 are not the affiliated or dependent organizations of RAO "UES of Russia".
The share of the free sector of the market in June constitutes 8.0% of the overall volume of the electric power consumption on the territory of the European part of Russia and the Urals, in May this highlight was 7.4%.

On 26 March, 2004, the Board of Directors of RAO "UES of Russia" approved the principles of the formation of a new organisational structure of the executive body of the holding RAO "UES of Russia".
The new organisational structure of RAO "UES of Russia" presupposes the existence of three significant blocks: the Corporate Centre (CC), the Reform Control Centre (RCC) and Business Units (BU).
The Corporate Centre is believed to fulfil the central administrative functions of RAO "UES of Russia", the Reform Control Centre (a number of project teams with a single control unit) – to work at the reformation of electric power industry. The Business Units are the subdivision of the executive body of RAO with their own budgets and responsibilities for conducting this or that type of activity (in this structure the Federal Net Company and the System Operator separate juridical entities, others are not). The Corporate Centre will fulfil such functions that guarantee the interaction with the shareholders, the government bodies, the mass communication media, strategy and control (for example, strategic trend, monitoring of financial results), the Reform Control Centre will carry out strategy and will implement the reform, the Business Units will create new companies in accordance with the reform, will control their activity, will propagate culture, control standards and main business processes.

OJSC "Kuzbassenergo" is the part of the united power system of Russia and the affiliated joint-stock company of RAO "UES of Russia". Power system provides population and industrial sector of Kemerovskaya Oblast - located in the South-East of West Siberia, at the juncture of the Western-Siberian Plain and the mountains of the Southern Siberia - with electric and heat power. Kemerovskaya Oblast extends from the North to the South at almost 500 km, from the West to the East – 300 km. The population of the region as of 1 January 2004 is 97.4 thous. people.
After the entry of the large consumers of electric power of OJSC "Kuzbassenergo" into FOREM, the power system earlier considered to be experiencing shortages of power then became the one that has extra power. The competitive sector of the market in the framework "5-15" in Siberia will be launched not earlier than in the middle of 2005. For the surplus power systems when the decision to let the entry into FOREM is made the weighted average tariff is taken into consideration, which as of 2004 for the regional power company was 29.6 kopecks.

Using this approach of calculation the price for one kilowatt-hour, the surplus power of Kuzbass power system proved to be too expensive; therefore the FEC didn't included it in the balance of the power service area of Siberia and UES of Russia for 2004. The results of this decision are as follows: the reduction of its own electric power generation in the amount of 2.5 mlrd. kWh per year and the conservation of the equipment for approximately 400 mW. This leads to the direct reduction of revenues, further decrease of sources for the production and social programs. Moreover, the analysis of the operating mode OJSC"Kuzbassenergo" in October 2003 according to the balances affirmed by FEC for the 4th quarter (with "zero" net flows of electric power) demonstrated another number of serious technological problems; connected with the optimisation of the equipment workload at power stations and the fulfilment of contract

liabilities in FOREM in Autumn and Winter.

Within the tight schedule "The substantiation of the technological delivery of electric power into FOREM" was prepared, in which all computations and calculations demonstrated the need for the power company to sale during this period up to 70 mln. kWh of electric power per month. After all discussions the proposals of Kuzbass power engineering specialists were taken into account by the FEC. In November 2003 the power system delivered the electric power into FOREM in the amount of 34 mln. kWh for the sum of 9 million roubles. For the 1st quarter of 2004 OJSC "Kuzbassenergo" was included in the consolidated balance sheet of electric power of UES of Russia as the supplier with the sales volume 160 million kWh. Entry into FOREM as the supplier became a large economic and technological breakthrough for the regional power system.

The Issuer's activity in power industry is caused mainly by industrywide tendencies. Power system was confronted with the problems of non payment proper to the economic sphere s at the macro level, as the regional problems mainly in their relations with the Regional Power Committee.

In the year 2000 the "Conception of power system development till the year 2010 " was revised. This present Conception was recognized by the Regional Power Committee of Kemerovo region (Decision №23 dd. 13.06.2000) as necessary and timely, aimed to maintain and keep having generating capacities, achieved production volumes.

RAO "UES of Russia" approved the Conception as a program of minimum maintaining of equipment working capacity. This Conception provides power system development up to the year 2010 , also poses fundamentally new problems and their solving approaches:

- economic substantiation of necessity in the power system's object building and reequipment.

- launching of new technologies including advances in the domestic science and foreign experience.

- maximum electric power output by the own equipment subject to maximum covering of power consumption load in the region.

- workflow automation.

- application of modern methods of equipment diagnostics.

In the year 2002 the power system worked strictly and in accordance with production balance approved by the Federal power committee and schedules defined by the UES of Siberia working regimes.

Irreproachable work of the Company ensured safe and systematic supply to the solvent consumers for heat and electric power, power resources, also stable course of winter period.
In the year 2002 figure of physical volumes in the Company was higher than during the all past years.
All scheduled repair works was realized in the past year, also program of technical reequipment was realized in spite of imbalance of rate formation in the region.

During the year 2002 the program on reforming financial management and control system was carried out, also the system of budgeting, strict control over the budget fulfillment was implemented together with accounts receivable.
Spent work assisted in reduce of account payable by RUR 3000 million in power system.
Together with deciding financial, economic and production, also technical tasks, the Company proceeded to reforming in accordance with the major trends of power branch reforming in the current year.
Power commodity output is increasing due to electric power consumption increase and stable power rate growth during the last 5 years.

Percent of sale has tendency to growth during these years and for the last 3 years sales exceeded commodity output.
That is decrease of accounts receivable on the power system.
Change in the structure of power payments towards increase of money component took place the last years.

A year 2003 was the year of large starting objects having important meaning not only for power system, but for the whole Kuzbass. High voltage transmission line ВЛ-35 was successfully putted into operation in august month in the South Electric networks to electrify the distant village of the Gornaya Shoria of the Ust-Kabyrza being the largest in the district.

Turbine P-12-90/30M (of capacity equal to 12MW) and boiler set №4 with a steam capacity equal to 160t/h with a boiler set were launched in industrial exploitation the 4th of December 2003 at the Kuznetskaya TETS. Unique turbine at the vibro-bearing T-115-8,8 (115 Mw) with generator TF-110-2UZ being the unique for Siberia were launched at the South-Kuzbass GRES the 19th of December 2003.
JSC "Kuzbassenergo" for his outstanding contribution to the historical development of Russian Federation were awarded with the honorary title "Prize "Russian National Olympus" laureate" in the "Fuel-power complex" nomination at the outcome of the year.
"Russian National Olympus" is a major Russian prize reflected the principal advances in social and economic also scientific and cultural spheres of Russia.
Great launching of turbo set №4 of a type PTR-30-2,9 took place at the Kemerovskaya TETs the 8th of October 2004. This turbine (30MW) aimed to replacement of the used-up body resource and retired turbo sets №5 and №6. Such a start up provided by the Conception of regional power system development till the year 2010 had been coordinated with the RAO "UES of Russia" and approved by the Kemerovo regional administration.

AS for a date of the 31st of March of the year 2004 the Board of Directors of the RAO "UES of Russia" approved 49 projects on JSC-energo reforming from the 70 liable to approval by the management bodies of the JSC RAO "UES of Russia".
Also realization of reforming projects was started in 41 JS-Energo. The project group "Remonty " (Repairs) had approved the projects of repair isolating of 70 JS-energo and 32 JS plants. It was not provided to spend repair activity isolation at the 11 JS-plants.
The Board of Directors of the RAO 'UES o f Russia" also approved the projects on repair activity isolation of 52 JS-energo and 20 JS-plants.

In March 2004 the segregation of repairing activity was finished in accordance with the Project on repairing activity reforming in the JSC "Kuzbassenergo" approved by the Project Group on reforming of repairing activity and optimization of technological services market in the JSC "RAO "UES of Russia" dd. 01.07.2003.
Also 3 affiliated companies with a 100% market share of the JSC "Kuzbassenergo" were founded and started their activity:
- JSC "Kuzbassetremont" – competitive energy repairing company, carries out its activity in electric power lines. Registered 04.03.2004.
- JSC "Engineering and analytical centre "Kuzbasstechenergo" – competitive engineering company. Registered 09.03.04.
- JSC "Kuzbass energy repairing company" – competitive energy repairing company carries out current and capital repair of power plant equipment. Registered 01.03.2004.

The companies were created on the base of the JSC "Kuzbassenergo" property with its own personnel participation.
JSC "Kuzbassenergoservice" (100% SDC established on the base of property and personnel participation of the liquidated affiliated company RP "Kuzbassenergoremont") carries out current repair of boilers, turbines, transformers, also works in capital construction and technical reequipment, produces spare parts.

20 of September 2004 the Agreement on relation between the JSC RAO "UES of Russia", Kemerovo regional Administration and JSC " Kuzbassenergo" for the years 204-2006 was signed.
According to this Agreement, JSCRAO " UES of Russia" under reforming of the JSC "Kuzbassenergo" will take into consideration position of the Kemerovo regional authorities who are against dividing of power system generating capacities.

Besides, in the aforementioned Agreement, the agreement on the by-level termination of cross financing has been reached, also on assistance in establishment of the grounded capacity price at the FOREM and on the other issues.

The JSC "Kuzbassenergo" contains 8 heat power stations of the fixed capacity 4,7 million kw.
During the reforming process it was planned to divide the JSC "Kuzbassenergo" into the FGC №11 and

FGC№12, but the JSC "Siberian Coal Company" and Kemerovo regional authorities spoke against such a split-off. Thus an offer to save JSC 'Kuzbassenergo" as the united power system and to sell one or some station was resulted.

Federal antimonopolistic service spoke for such a sale of the largest plants of power system, making this a term as obligatory under any scheme of restructuring to remove possible branch monopolization.

Subsidiary named "Maghistralnye electric networks" (Main-line electric networks) was created within the activity on reforming of electric network complex on the ground of the property complex on trunk transmission lines related to the Unique national electric network.

In the performance of the decision of the Board of Directors dd. 20.07.2004 and of the order of the JSC "Kuzbassenergo" "On the start-up of realization of actions on transfer of the power complex objects of the JSC 'Kuzbassenergo" being in the structure of the United National (All-Russian) electric power line to the JSC "interregional Main power company "Siberia" (hereinafter JSC "MMSC – Siberia") the schedule of actions on input of the objects being in the structure of the UNES in the payment of additional stocks of the JSC "MMSC – Siberia" in the year 2004.

Market valuation of the UNES objects was spent in October 2004.

18.04.2005 The Project on reforming of the JSC "Kuzbassenergo" provided dividing into competitive and monopolistic activity types in accordance with the base variant of reforming had been elaborated and submitted for consideration of the Management Board of the RAO "UES of Russia".

Reorganization will be carried out on form of segregation.

Company under reorganization will keep the functions of generating company.

The Project examination was reserved to the future.

V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees)

5.1. Information about the structure and competence of the issuer's regulatory bodies

The Company's regulatory bodies are represented by:

- General Meeting of the Company's shareholders being the supreme management body of the JSC 'Kuzbassenergo"
- Board of Directors
- Management Board
- General Director

Competence of the General meeting of shareholders of JSC 'Kuzbassenergo" :
In accordance with paragraph 10.2 of the article 10 of the Articles of Association, the competence of the General meeting of shareholders includes:

1) alteration and amendment of the Company's Articles of Association or adoption of the Company's Articles of Association in a new edition;
2) reorganization of the Company;
3) liquidation of the Company, appointment of a liquidation committee and adoption of the intermediate and final liquidation balance sheets;
4) determination of number, nominal value, category (type) of the declared stocks and rights granted by these shares;
5) increase of the authorized capital of the Company through an increase of the nominal value of shares or through an additional placement of shares;
6) decrease in the authorized capital through a decrease in the nominal value of shares, through an acquisition by the Company of a part of the shares in an effort to decrease their total amount, and also through redemption of these shares acquired and bought out by the Company;
7) splitting and consolidation of the company's shares;
8) adoption of a decision on placing by the Company of bonds subject to convert into shares and others issuing securities subject to convert into shares;
9) election of members of the Board of Directors and early termination of their powers;
10) election of members of the revision committee of the Company and early termination of their powers;
11) approval of the Auditor of the Company:
12) adoption of a decision on powers transfer of the Corporate executive body to the management company (manager);
13) approval of annual reports, annual accounting statements including the Company's profit and loss accounts, as well as distribution of profits (including payment (announcement) of dividends except for profit distributed as dividends based on the results of the first quarter, six months, nine months of the fiscal year) and losses of the Company in the fiscal year;
13.1.) payment (announcement) of dividends based on the results of the first quarter, six months, nine months of the fiscal year;
14) determination of the procedure of the General Meeting of Shareholders;
15) making decisions about approval of transactions in the cases provided by art. 83 of the Federal law "On joint stock companies";
16) making decisions about approval of major transactions in the cases provided by art. 79 of the Federal law "On joint stock companies";
17) making decisions on participation in holding companies, financial and industrial groups, associations and other consolidated business entities;
18) adoption of internal documents regulating activities of the Company's authorities;
19) making decisions on payment to the members of the Revision Committee of the Company of remuneration and / or reimbursement ;
20) making decisions on payment to the members of the Board of directors of the Company of remuneration and / or reimbursement ;
21) making decisions on the other questions provided by the federal Law " On Joint stock companies".

Competence of the Board of Directors of JSC "Kuzbassenergo" " :
In accordance with paragraph 15.1 of the article 15 of the Company's Articles of Association the following issues are within the competence of the Board of Directors of the Company:

1) prioritizing business directions of the Company;
2) convening regular (annual) and extraordinary Meetings of the shareholders of the Company's unless

otherwise provided by clause 14.8 of the article 14 this present Articles of Association and announcement on the date of conducting of the new general meeting of shareholders of the company instead of frustrated due to lack of quorum.
3) approval of the agenda of the General Meeting of Shareholders of the Company;
4) appointment of the secretary of the General Meeting of Shareholders of the Company:

5) deciding on the date of drawing a list of persons that are entitled to participate in the General Meeting of Shareholders and other issues that are related to preparation and holding of the General Meeting of Shareholders;

6) submitting issues envisaged by subparagraphs 2, 5, 7, 8, 12-19 of the paragraph 10.2 of the article 10 of this present Articles of Association for discussion of the General meeting of shareholders;

7) deciding on placement of bonds and other issued securities by the Company except the cases provided by the Federal Law "On Joint Stock Companies" and by the Articles of Association;
8) endorse decisions to issue securities, securities issue prospectuses, securities issue summary reports, securities issuer's quarterly reports; approve a share acquisition summary report;
9) determine the value (money valuation) of property, placement and buy-out price of issue securities in the cases specified by the Federal Law on Joint-Stock Companies, also in the cases provided by the subparagraphs 21,39 of the paragraph 15.1 of the present Articles of Association;
10) acquire shares, bonds and other issue securities placed by the Company, in the cases specified by the Federal Law "On Joint-Stock Companies";
11) alienation (disposal) of the Company's shares at the Company's dispose due to their purchase or buy-out from the shareholders by the company;

12) appointment of General Director and early termination of his powers;
13) election of members of the Management board of the Company and early termination of their powers; making decisions on payment to the members of the Management board of the Company of remuneration and / or reimbursement
14) making recommendations to the General Meeting of Shareholders concerning the size of remunerations and compensations to be paid to the members of the Company's Revision Committee; setting the size of the auditor's fees for his services;
15) make recommendations as to the size of dividends for shares and procedure of dividend payment;
16) approval of the Company's internal documents determined a procedure of forming and using the Company's funds;
17) decision making on the company's funds using; approval of the budget for the assets using over the special funds; examination of the budget fulfillment on the assets using over the special funds;
18) endorse the Company's internal documents, except for internal documents which are to be endorsed by the general meeting of shareholders of the Company also the other internal documents which are to be endorsed by the executive bodies of the Company.

19) approval of annual (quarterly) business-plan and of report on its lay-out, also approval (correction) of the control features cashflow (budget) of the Company and /or approval (correction) of cashflow (budget) of the Company;

20) creation of subsidiaries, opening of representation offices and their liquidation
20.1) making respective changes in the Company's Articles of Association concerning creation of the subsidiaries, opening of the representative offices of the Company (including changes of information on full company's name and location of subsidiaries and representative offices of the Company) and their liquidation;

21) deciding on the Company's participation in other organizations (including co-ordination of the chartered documents and candidates to the management bodies of the newly creating companies), market share changing (share's number, share size), charge of shares and stocks, termination of the Company's participation in other organizations.
22) defining a credit policy of the Company concerning the granting of loans, credits, guarantees and bails, liabilities under the bills (issue of promissory note and transfer note), transfer of the property to the pledge and

decision making on the Company's transactions in the cases when the procedure of decision making is not provided by the credit policy of the Company;

23) endorse major deals in the cases provided by Chapter X, Federal Law "On Joint Stock Companies";
24) endorse transactions in the cases provided by Chapter XI, Federal Law "On Joint Stock Companies";
25) approval of the Company's registrar and terms and conditions of the contract with him, also cancellation of the contract with him;
26) election of the Chairman of the Board of Directors of the Company and early termination of his powers;

27) election of the deputy Chairman of the Board of Directors of the Company and early termination of his powers;
28) election of the Secretary of the Board of Directors and early termination of his powers;

29) preliminary approval of resolutions on the Company entering into deals connected with the gratuitous alienation of the property of the Company or interests (demands) to itself or to the third parties; deals connected with exemption from the property liabilities before himself or before the third party; deals connected with gratuities rendering of services (works) by the Company to the third parties in the cases (amounts) determined by a separate procedure established by the Board of Directors, decision making on the transactions subject to making by the Company in the case when the aforementioned cases (amounts) are not defined;

30) decision making on the powers termination of the management company (manager);
31) decision making on appointment of the Acting as General Director and Members of the Management Board in the cases provided by paragraphs 19.11 and 19.12 of the Articles of Association;
32) bringing to disciplinary liability of the General Director of the Company and members of the Management Board, also their incentive according to the labor code of Russian Federation;

33) examination of the General Director's reports on the Company's activity (including fulfillment of his duties) , also fulfillment of the decisions adopted by the General meeting of Shareholders and by the Board of Directors of the Company;

34) approval of the cooperation of the Company with the organizations where the company is interested;

35) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain".

a) on determining the agenda of a general shareholders meeting (Members) of a SDC;
b on reorganizing, liquidating a SDC;
c) on determining the number of directors on the Board of Directors of a SDC, nominating and electing its members and early termination of their terms of office;

d) on determining the quantity, nominal value, class (type) of the declared shares of SDC and rights conferred by these shares;
e) on increasing the authorized capital of a SDC by increasing the nominal value of shares or placing additional shares
f) on placing SDC securities convertible into ordinary shares;
g) on splitting, consolidating the shares of a SDC;
h) on approving major deals made by SDCs;
i) on participation of SDC s in other organizations (on joining an operating organization or establishing a new organization) as well as on acquiring, alienating or encumbering shares and units in the authorized capitals of organizations in which a SDC is a member, and on changing the unit in the authorized capital of the respective organization;
j) on making deals by a SDC (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances

(amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;
k) on making changes and amendments to the chartered documents of SDC;
l) on determining the procedure for remuneration's payment to the members of the Board of Directors and Revision Committee of SDC;

36) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain":

a) on determining the position of SDC representatives on items of agendas of general shareholders meeting (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs, concerning the making (approval) of deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;

b) on determining the position of SDCs representatives on items of agendas of general shareholders meetings of (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs that are engaged in the production, transmission, dispatching, distribution and sale of electricity and heat, on reorganization, liquidation, and increase of the authorized capital of such companies by increasing the nominal value of the shares or by placing additional shares, and placing of securities convertible in ordinary shares

37) preliminary approval of decisions of resolutions on the Company entering into:
a) deals with the Company's non-circulating assets constituting 10 to 25% of the balance sheet value of those assets as of the date of the decision to make such a deal;

b) deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) determined by a separate procedure established by the Board of Directors of the Company;

38) decision making on the Company entering into deals that constitutes fixed assets or incorporeal assets of the Company constituting 5-25% of the balance sheet value of the fixed assets of the Company as for the date of the decision to make such a deal;

39) approval of nominees subject to election to the post of Sole executive body, other management bodies, supervision bodies, also candidate of the auditor of the companies, whose shares and units are held by the Company, intended to production, , transmission, dispatching, and distribution of electricity and heat , also repair and maintenance;

40) defining of insurance guarantees including approval of the Insurer of the Company;

41) approval of the independent valuator (valuators) of the company intended to define the value of shares, property and other fixed assets of the company in the cases provided by the Federal Law "on Joit Stock Companies, by the Articles of Association, also by separate decisions of the Board of Directors of the Company;

42) preliminary approval of collective agreement and other agreements made by the Company within the social-labor relations regulating;
43)approval of a candidate of the Financial consultant whose attraction is obligatory according to the Federal Law "On securities market".

Competence of the Sole and Corporate Executive Bodies of JSC "Kuzbassenergo":

Management of the current activity of the Company is in the competence of the Sole executive Body , i.e. General Director and of the Corporate Executive Body, i.e. Management Board of the Company.

The following issues are in the competence of the Management Board of the Company (according to the par. 20.2 of the art. 20 of the Articles of Association):

Competence of the Sole and Corporate Executive Bodies of JSC "Kuzbassenergo":

Management of the current activity of the Company is in the competence of the Sole executive Body , i.e. General Director and of the Corporate Executive Body, i.e. Management Board of the Company.

The following issues are in the competence of the Management Board of the Company (according to the par. 20.2 of the art. 20 of the Articles of Association):

- decision making on the issues related to the competence of the superior management bodies of the SDC 100% (one hundred) of the authorized capital in which is owned by the Company (according to the subparagraphs 37 and 38 of the paragraph 15.1 of the Articles of Association);

- preparation and submitting for consideration of the Board of Directors the reports on financial and economic activity of SDC, 100% (one hundred) of the authorized capital in which is owned by the Company;

- development and submitting for consideration to the Board of Directors the long-term plan of the main activity areas of the Company;

- preparation of annual (quarterly) business-plan and report on its lay-out, also approval (correction) the cashflow (budget) of the Company, in case if the Board of Directors of the Company did not approve the cashflow (budget) of the Company;

- preparation of report on financial and economic activity of the Company, on fulfillment by the Management Board of resolutions adopted by the General meeting of shareholders and by the Board of Directors of the Company;

- approval of education and professional development plans and actions for the labor staff of the Company;

- making decision on the entering into deals which subject are the property, works and services with constituting 1 to 5% of the balance sheet value of the fixed assets of the Company defined as for the date of such a decision making (except for the cases provided by the subparagraphs 39, 40 pf the paragraph 15.1 of the Articles of Association);

examination of reports on the results of the approved plans lay-out, also the programs, directions, report's examination, documents and other information on the company's activity and its subsidiaries and affiliated companies made by the deputies general directors, heads of the organization departments of the company;

- decision making on other issues concerning daily activity of the Company in accordance with resolutions of the General meeting of the Company, the Board of Directors, also the issues submitted for consideration to the Management Board by the General Director of the Company.

To the competence of the General director of the Company includes all issues of daily activity management of the Company except for related to the competence of the General Meeting of Shareholders of the Company , the Board of Directors and the Management Board of the Company.

The General Director acts without a power of attorney on behalf of the Company with those limitations provided by the legislation in force, by the Articles of Association and by the resolutions of the Board of Directors and performs the following actions on behalf of the Company:

- provides fulfillment of the activity plans of the Company obligatory to its tasks decision;

- organizes accounting process and reporting in the company;

- disposes of the Company's property, enters into the deals on behalf of the Company, grants powers of attorney , opens settlement accounts and other accounts of the Company in banks, other credit institutions (also in the cases provided by the current legislation in the institutions whish are the professional participants s of the securities market);

- issues orders, approves (accepts) instructions, local normative acts and other internal documents of the Company over the issues under his competence, gives instructions which are compulsory for execution by all the Company's staff;

- approves the Provisions on the subsidiaries and representative offices of the Company;

- approves the principal composition of the executive body of the Company;

- according to the principal composition of the executive body of the Company approves the staff list and official salary of the Company's labor staff;

- accomplishes his rights and duties as employer toward the labor staff of the Company provided by the labor legislation in force;

- carries out the functions of the Chairman of the Management board of the Company;

- distributes duties between the deputies General Director;

- submits for consideration of the Board of Directors the reports on financial and economic activity of subsidiaries and affiliated companies which shares (units) are in the property of the Company; also information on other companies where the Company has his interest except for the cases provided by the subparagraph 2), paragraph 20.2, article 20 of the Articles of Association;

- not later than forty-five (45) days before the date of the annual general shareholders meeting of the Company, submits the Company's annual report, balance of accounts, profit and loss statement, profit and loss distribution for the consideration of the Company's Board of Directors;

- makes decisions on other issues related to the current daily activity of the Company except the issued within the competence of General meeting of shareholders of the Company, the Board of Directors and the Management Board of the Company.

The Corporate Behavior (Governance) Code was not approved in the JSC "Kuzbassenergo", thus in its relations with the shareholders the JSC "Kuzbassenergo" is guided by the Corporate Governance Code of JSC RAO "UES of Russia" approved by the resolution of the Board of Directors of JSC RAO "UES of Russia" (minutes №104 dd. 09.11.2001).

The Company's Charter with all the amendments and modifications is placed on the Internet page:
www.kuzbassenenergo.ru/inf/zak.shtml

5.2. Information about members of the issuer's management bodies

Board of Directors:

1. **Vagner Andrey Alexandrovich** – ***Chairman the Board of Directors of the JSC "Kuzbassenergo"***

Date of birth: 1957.

Education: University degree

Experience for the last 5 years

Period: 1998 - 2000.

Institution: ***JSC "Kuzbassenergo".***

Post: ***First deputy general director***

Period: 2000 - 2004

Institution: ***RAO "UES of Russia"***

Post: ***Chief of the Department on electric plants***

Period: 2004- present time

Institution: RAO "UES of Russia"

Post: ***Deputy managing director of the Business unit №2***

Share in the chartered capital of the Issuer: **0,027 %.**

Share of ordinary shares in the chartered capital: **0,027%**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activity: **none**

Enters in the Board of Directors of the following companies:

1. ***JSC "Novocherkasskaya GRES": Chairman of the Board of Directors since 18.05.2004;***
2. ***JSC "Riazanskaya GRES": member of the Board of Directors since 18.05.2004;***
3. ***JSC "Cherepetskaya GRES": member of the Board of Directors since 19.05.2004 ;***
4. ***JSC "Kirishskaya GRES": Chairman of the Board of Directors since 18.05.2004;***
5. ***JSC "Managing Company Volzhsky hydraulic power system" : member of the Board of Directors since 08.06.2004;***
6. ***JSC "Berezovskaya GRES" : Chairman of the Board of Directors since 10.06.2004;***
7. ***JSC "Permskaya GRES": member of the Board of Directors since 16.04.2004.***

Bolshakov Andrey Nickolaevich

Date of birth – 1955

Education: ***University degree***

Experience for the last 5 years:

Period: ***1998-2002***

Institution: ***Ministry of Russian Federation on nuclear power***

Post: ***Consultant***

Period: ***2002 – present time***

Institution: ***Joint Stock Company "Siberian Coal Energy Company"***

Post: ***Deputy chief of Department on strategical development***

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Kozhura Ruslan Viacheslavovich

Year of birth: ***1963***

Education: ***University degree***

Experience for the last 5 years:

Period: ***1999-2001***

Institution: ***International methodological association***

Post: ***Senior research assistant, science secretary***

Period: ***1999– present time***

Institution: ***Moscow Physicotechnical Institute (State University).***

Post: **Senior law chair member**

Period: ***1999 – present time***

Institution: ***Moscow city Bar***

Post: ***Advocate***

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Posts taken in the Regulatory Body of the other legal entities:

Date of post taking	Full company's name	Post
24.07.2000	National Federation of consultants and auditors	Member of the Board, Chairman of the Committee
22.11.2003	Chamber of Advocates of the city of Moscow	Chairman of the Revision Committee
03.03.2004	JSC PRP "Omskenergoremont"	Member of the Board of Directors
29.03.2004	JSC "Orlovskaya power managing company"	Member of the Board of Directors
29.03.2004	JSC "Orlovskaya sales company"	Member of the Board of Directors
13.05.2004	JSC "Production-repairing company" (Chita)	Member of the Board of Directors
01.06.2004	ZAO "LuTEC"	Member of the Board of Directors
03.06.2004	JSC "Dalenergo"	Member of the Board of Directors
10.06.2004	JSC "Tulaenergo"	Member of the Board of Directors
11.06.2004	JSC "Amourenergo"	Member of the Board of Directors

Mazikin Valentine Petrovich
Date of birth: **1945.**
Education: **University degree**
Experience for the last 5 years
Period: 1998 -1998
Institution: Kemerovo regional administration
Post: Deputy Governor of Kemerovo region on coal industry
Period: 1998-2001.
Institution: **Kemerovo regional Administration**
Post: First Deputy Governor of Kemerovo region for fuel and energy complex
Period: 2001 – present time.
Institution: Kemerovo regional administration
Post: First Deputy Governor of Kemerovo region
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Negomedzianov Alexander Alexandrovich
Year of birth: ***1952***
Education: ***University degree***
Experience for the last 5 years:

Period: ***1998 - 1999***
Institution: ***RAO "UES of Russia"***
Post: ***First deputy head of Department on power sales and abonent payments***

Period: ***1999 - 2000***
Institution: ***RAO "UES of Russia"***
Post: ***Acting as head of Department on power sales and abonent payments***

Period: ***2000 – present time***
Institution: ***RAO "UES of Russia"***
Post: ***Head of Department on abonent payments***
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Nikiforov Nickita Viktorovich
Year of birth: ***1978***
Education: ***University degree***
Experience for the last 5 years:
Period: ***1999 - 2001***
Institution: ***Federal Fund to Support small business, Moscow***
Post: ***Legal adviser of Legal department***

Period: ***2001 - 2002***
Institution: ***Federal Fund to Support small business, Moscow***
Post: ***Deputy head of Legal department***

Period: ***2002 - 2002***
Institution: ***JSC RAO "UES of Russia"***
Post: ***Leading specialist of Department on analysis and control of the Corporate Policy department.***
Period: ***2002 - 2003***
Institution: ***Ltd. "Corporate Governance technologies", Moscow***

Post: Consultant of the legal consulting department

Period: *2003 – present time*
Institution: *Ltd. "Corporate Governance technologies", Moscow*
Post: Head of the legal consulting department

Period: *2004 – present time*
Institution: *Fund "Institute of professional directors", Moscow*
Post: *Adviser on legal questions.*

Period: *2004 – present time*
Institution: *JSC "Kostromasetremont" (SDC of JSC "Kostromaenergo"), Kostroma*
Post: *Member of the Board of Directors*

Period: *2004 – present time*
Institution: *JSC "Agricultural enterprise" named by A.A. Grechko" (SDC of JSC "Rostovenergo")*
Post: *Member of the Board of Directors*
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Novikov Nickolay Valentinovich
Year of birth: *1939*
Education: *University degree*
Experience for the last 5 years:
Period: *1997-2000*
Institution: *ODU of the Ural*
Post: *Leading specialist*

Period: *2000-2001*
Institution: *Representative office of the RAO "UES of Russia" - "Uralenergo"*
Post: *Leading specialist*

Period: *2001-2002*
Institution: *Representative office of the RAO "UES of Russia" - "Uralenergo"*
Post: *lord high fixer*
Period: *2002-2003*
Institution: *Representative office of the RAO "UES of Russia" - "Uralenergo"*
Post: *Adviser of the General Director on the Board of Directors activity*
Period: *2003-present time*
Institution: *Fund " Institute of Professional directors"*
Post: *Adviser*
Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Parkhomuk Olga Viktorovna
Year of birth: ***1963***
Education: ***University degree***
Experience for the last 5 years:
Period: ***1997-2000***
Institution: ***Ltd. "Monolitstroy"***
Post: legal adviser
Period: ***2000-2003.***
Institution: ***Representative office of the JSC of RAO "UES of Russia" on the joint stock companies management in the Siberian part of Russia "Sibirenergo", Krasnoyarsk.***
Post: ***Chief legal adviser, Adviser on the Board of Directors activity***
Period: ***2003 – present time***
Institute: ***Fund "Institute of professional directors", Moscow***
Post: ***Adviser***
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Enters in the Board of Directors of the following companies:

1. ***JSC "Sverdlovenergo" – member of the Board of directors;***
2. ***JSC "Kuzbass energy repairing company" - member of the Board of directors;***
3. ***JSC "Kuzbassetremont" - member of the Board of directors;***
4. ***JSC "Kuzbasshydroenergostroy" - member of the Board of directors.***

Platonov Vladimir Yurievich
year of birth: ***1959***
Education: ***University degree***
Experience for the last 5 years:
period: ***1998 – 2004***
Institution: ***RAO "UES of Russia"***
Post: ***Deputy Chairman of the Board – head of Department on economic security and regime***

Period: ***2004 –present time***
Institution: ***RAO "UES of Russia"***
Post: ***Member of the Board***
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Hromov Sergey Leonidovich
Year of birth: ***1963***
Education: ***University degree***
Experience for the last 5 years:
Period: ***2000 –2000***
Institution: ***General department on punishment's execution of the Ministry of Justice of RF over Kemerovo region***
Post: service in the criminal and executive system

Period: ***2001 –2002***
Institution: ***Ltd. "Kuznetskugletrans", Kemerovo***
Post: ***Executive Director***

Period: ***2001 –2003***
Institution: ZAO "Trade House Northern Kuzbass"
post: ***head of administration for domestic sales, head of administration for supply in the of domestic market of directorate over sales; head of coal sale and purchase department, head of administration foe domestic supply of managers over the coal purchase and sale, head of administration for steam coal sale at the domestic market and abroad***
Period: ***2003 –present time***
Institution: ***Affiliated company of the JSC "Siberian Coal and Power Company" in Leninsky-Kuznetsky (JSC "SUEC")***
Post: ***Deputy manager on supply. Adviser of General Director; Deputy General Director on sales. .***
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Shumilov Alexander Alexandrovich Deputy Chairman of the Board of Directors
Year of birth: ***1967***
Education: ***University degree***

Experience for the last 5 years:

Period: ***1999-2000***

Institution: ***Administration of the city N. Novgorod***

Post: ***Assistant of the Head of the Administration, chief of the chamber of the deputy Head of Administration (leading municipal post of the 3rd group).***

Period: ***2000-2001***

Institution: ***Ltd. "Firm-Toner" (N. Novgorod).***

Post: ***Commercial director***

Period: ***2001-2003***

Institution: JSC "Nizhnovenergo"

Post: ***Deputy General Director on reforming and property.***

Period: ***2003- present time***

Institution: ***"MDM Group"/ ZAO "SUEC"/ ZAO"HC "SUEC / JSC "SUEC"***

Post: ***Deputy Director of department on the strategy***

Share in the chartered capital of the Issuer: none

Share of ordinary shares in the chartered capital: **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none

Participating interest in the issuer's subsidiaries and affiliated companies: **none**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Post taken in the management boards of the other legal entities:

Date of post taking	Full company's name	Post
June 2004	JSC "Buriatenergo"	Member of the Board of Directors
June 2004	JSC 'Yakutenergo"	Member of the Board of Directors
June 2004	JSC "Kirovenergo"	Member of the Board of Directors
June 2004	JSC "Habarovskenergo"	Member of the Board of Directors
June 2004	JSC "Orelenergo"	Member of the Board of Directors
June 2004	JSC "Novgorodenergoservice"	Member of the Board of Directors
June 2004	JSC "Production and repair enterprise - Stations " (Blagoveshensk)	Member of the Board of Directors

Sole and corporate management bodies of the Issuer and authorities of the managing issuer.

The Sole executive body of the issuer also the members of the corporate executive body of the issuer:

Mikhailov Sergey Nickolaevich

Year of birth: ***1959***

Education: ***University degree***

Experience for the last 5 years:

Period: ***1999 - 2000***
Institution: ***JSC "Kuzbassenergo"***
Post: ***External manager***

Period: ***2000 - 2000***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Acting as General Director***

Period: ***2000 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***General Director***
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Grebennikov Alexey Antonovich

Year of birth: ***1939***
Education: ***University degree***
Experience for the last 5 years:
Period: ***1998 – 2001***
Institution: ***JSC "Kuzbassenergo"***
Post: ***First Deputy General Director***
Period: ***2001 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***First Deputy General Director on general issues***

Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Ivanov Boris Ivanovich
Year of birth: ***1960***
Education: ***University degree***

Experience for the last 5 years:

Period: **1999 – present time**
Institution: **JSC "Kuzbassenergo"**
Post: **Deputy General Director for fuel supply**
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Erofeev Alexander Kuprianovich
Year of birth: ***1959***
Education: ***University degree***
Experience for the last 5 years:
Period: ***2000 - 2000.***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Assistant of general director for accounts receivable***

Period: ***2000 - 2001.***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director for accounts receivable - Head of the marketing and investment planning department***

Period: ***2001 - 2002.***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director for accounts receivable and restructuring***
Period: ***2002 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director for corporate governance.***
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Lavrov Alexander Mikhailovich
Year of birth: ***1950***
Education: ***higher, Doctor of Economics, Corresponding Member of West-Siberian Department o f Academy.***
Experience for the last 5 years:
Period: ***1997-2001***
Institution: ***Kemerovo regional Administration***
Post: ***Deputy Governor on economy and finance***
Period: ***2001-2002***

Institution: ***Representative office of LTD. "Elke Trading", Kemerovo***
Post: ***General manager on projects in the Kuzbass***
Period: ***2002-2004***
Institution: ***Kemerovo State University***
Post: ***Head of the marketing chair.***

Period: ***2004 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director on finance and economic***
Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Petrov Leonid Prokhorovich
Year of birth : ***1961***
Education: ***University degree***
Experience for the last 5 years:
Period: ***1998-2004***
Institution: ***"Energosbyt" subsidiary of JSC "Kuzbassenergo"***
Post: ***Deputy Director.***

Period: ***2004 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy General Director on supply, Director of the subsidiary "Energosbyt".***

Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Gretsinger Yury Alexandrovich
Year of birth: ***1953***
Education: ***higher***
Experience for the last 5 years:
Period: ***1998 – 2004***
Institution: ***JSC "Kuzbassenergo"***
Post: ***deputy General Director on capital construction***

Period: *2004 – present time*
Institution: ***JSC "Kuzbassenergo"***
Post: ***deputy General Director on production, Technical Director***

Share in the chartered capital of the Issuer: none
Share of ordinary shares in the chartered capital: **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Participating interest in the issuer's subsidiaries and affiliated companies: **none**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies: **no**
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities: **none**

Mikhailov Sergey Nickolaevich - is the Sole executive body of the issuer.

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer

In accordance with Regulations on payment of compensation and remuneration to the members of the Board of Directors approved by the general meeting of shareholders of the Company, dd. 02.06.2003, remuneration to the members of the Board of Directors shall be paid in the following order:

1. ***for participation at the meeting of the Board of Directors (whether the form) to the member of the Board of Directors of the company in sum of five times over minimal month rate of employer of 1st grade, fixed by branch tariff agreement for the day of the meeting of the Board of Directors holding .***
2. ***If the general meeting of shareholders approved a decision on dividend payment on the ordinary shares of the company over the results of financial year (or over results of the 1st quarter/ half year/ nine months) to the member of the board of Directors shall be paid a remuneration, which sum shall be calculated according to amount of declared by the company dividends on ordinary shares and quantity of meetings where the member of the Board of Directors took part.***

Remuneration's amount paid to the Chairman of the Board of Directors shall be increased to 50%.
Besides, all travel expenses shall be paid as compensation to the member of the Board of Directors.

During the year 2004, the Company paid remuneration amounted RUR 1742 to the members of the Board of Directors (2003 – 723thounsad rubles) (except remuneration paid to the General Director).
Income of members of the Management Board is formed from the income of the stuff employees of JSC "Kuzbassenergo" , also remuneration defined according to the labor contract concluded with the member of the Management Board. Labor contract in accordance with the "Resolution on the Management Board of the Kuzbass open joint stock company of energy and electrification" approved by the general meeting of shareholders of JSC "Kuzbassenergo" dd. 21.06.2002 on behalf of the Company shall be signed by the Chairman of the Board of Directors or by the person authorized by the Board of Directors of the Company.
Provisions of the labor contact shall be defined by the Board of Directors or by the person authorized by the Board of Directors of the Company to subscribe the labor contract.
Monthly remuneration equal to 10% of the official salary shall be paid to the member of the Management Board.
Remuneration's amount shall be increased by the actual growth of the consumer's costs rate in accordance with the sectoral tariff agreement.

Member of the Management Board may be additionally encouraged in the order and on the terms approved by the Board of Directors of the Company.
At the outcome of the year 2004 the total sum of income paid to the all Members of the Management Board was 126 846 650 roubles (* except the General Director income, including:

- ***salary – RUR 7 855 206;***

- *premium – RUR 7 472 826;*
- *remuneration – RUR 430 679;*
- *compensation expenses - RUR 1 087 939.*

5.4.Information about the structure and capacity of the units of control over the issuer's financial and economic activities

To exercise control over financial and economic activities of the Company the General meeting of shareholders elects the Revision Committee of the Company for a period up to the next annual general meeting of shareholders.

The number of members of Revision Committee is 5 (five) persons.
The competence of the Revision Committee of the Company (according the art. 22 "Revision committee and the Company's Auditor" of the Articles of Association of JSC "Kuzbassenergo" is the following:

- *endorsement of data adequacy contained in the annual report, accounting report, profits and losses account of the Company;*
- *analysis of financial situation of the Company, reveal of the Company's financial situation improvement reserve and recommendations for the Management Bodies of the Company;*
- *control and analysis of adequacy and completeness of the Company's auditor review;*
- *supervision (revision) of financial and economic activity of the Company, i.e.:*
- *supervision (revision) of financial, accounting, payment and account documents of the Company concerning the Company's financial and economic activity in order to check out its compliance with the RF legislation, with Articles of Association, internal and other documents of the Company;*
- *control of the safety and using of the fixed assets;*
- *control of the compliance of the fixed order of debt amortization of insolvent debtors on the Company's losses;*
- *control of the Company's cash assets outlay in accordance with the fixed business-plan and budget of the Company;*
- *control of forming and using of the reserve and other special funds of the Company;*
- *check-out of accuracy and timeliness of the Company's share dividends to be charged and paid , also the bonds interests and other securities profit;*
- *check-out of execution of the earlier issued orders to eliminate violations and defects revealed by the previous check-out (revisions);*
- *approval of the data adequacy and completeness on the interest (absence of interest) of member of the Board of Director, also the person executing the Sole executive Body authorities including the management company or a manager, member of the Management Board in transactions provided by the art. XI of Federal Law "On Joint Stock Companies";*

- other activities (actions)concerning the check-out of financial and economic activity of the Company.
Department on control and analysis and Service on economic and informational security and procedures are the apparatus of the executive body of the Company exercising internal control.
Department on control and analysis carries out the supervision according to the annual schedule of the complex check-out execution approved by the general Director; but the annual plan for the Service on economic and informational security and procedures is subject to approval by the deputy general director on security, deputy general director in corporate governance and deputy director on security of issues exercise the plan fulfillment supervision.

Furthermore the Financial department, Legal department and if necessary engineering and other services participate in the process of supervision.
Department on internal auditing was established in 1995. Отдел внутреннего аудита создан в 1995 году. The number of members of this department is 5 (five) persons, with its chief Mrs. Laritskaya Tatiana Dmitrievna: year of birth 1955, education –higher, has a certificate of professional auditor .

Principal functions of the Department on internal audit:

- ***organizing and spending of the complex and target check-outs of financial and economic activity of the company's subsidiaries and affiliated companies;***
- ***control over the subsidiaries revision committee's activity;***
- ***appraisal of internal audit efficiency and procedure, elaboration and appraisal of the control procedures spent by subsidiaries, also by organization departments of the Company;***
- ***checking-out of the legislation compliance to the company's internal normative documents; also requirements on the accounts policy and execution of decisions and resolutions of the management bodies and the management of the Company;***
- ***checking-out of the Company's property availability, condition and safety;***
- ***analysis of the information received as a result of checks, development and submitting in accordance with established procedure to the management bodies of the Company of the reports on the results of checks, also proposals on elimination of the revealed violations and defaults, recommendations on determination of efficiency of Company's financial investments in the authorized capitals of enterprises and institutions;***
- ***target checking- out aimed to define efficiency of the company's financial investments in the authorized capitals of enterprises and institutions;***
- ***analysis of financial and economic situation of SDC aimed to evaluate the subsidiary's activities results to make management decisions;***
- ***organization of a competitive selection of the auditing firms to conduct the external audit of the subsidiaries;***
- ***cooperation with external auditors in of financial and economic activity of the subsidiaries checking-out, examination of the external auditor's reports and submitting of proposals to the management bodies of the Company on safety and expediency of this auditing firm services using;***
- ***auditor's activity methodology perfection;***
- ***participation in drawing-up of the annual production and technical-economic report of the Company;***
- ***preparation of information on the results the spent check-outs to the balance committee etc.***

Chief Accountant of the Company cooperates with the external auditor.

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities

Personnel composition of the Revision Committee:
Kleshnina Natalia Viktorovna
Year of birth: ***1960***
Education: ***University degree***
Posts taken for the last 5 years:
Period: ***1997-2000***
Institution: ***Ministry of Fuel and Energetics of Russia***
Post: ***Deputy chief of the budget and financial administration***

Period: ***2000- present time***
Institution: ***JSC RAO "UES of Russia"***
Post: ***Leading expert of the Internal audit department CC***
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Gadzhiyev Ilia Ibraghimovich
Year of birth: ***1975***
Education: ***University degree***
Experience for the last 5 years:
Period: ***1998 – 2000***
Institution: ***ZAO "Medic", Kursk***
Post: ***Legal adviser***

Period: ***2000 – 2000***
Institution: ***ANO "International Centre on the accounting reforming", Moscow***
Post: ***Legal adviser***

Period: ***2000-2001***
Institution: ***FCCB of RF***
Post: ***Lord higher specialist of legal department***

Period: ***2001 – present time***
Institution: ***JSC RAO "UES of Russia", Moscow***
Post: ***Head of Department on cooperation with shareholders, securities issue and floatation of the Business Unit №1.***
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Dolgopol Olga Semenovna
Year of birth: ***1948***
Education: ***higher***
Experience for the last 5 years:
Period: ***1997- present time***
Institution: ***JSC RAO 'UES of Russia".***
Post: ***Leading specialist, deputy chief of department; chief of the department on financial audit of the Corporate Center of JSC RAO 'UES of Russia".***
Share in the chartered capital of the Issuer: **none**
Share of ordinary shares in the chartered capital of the issuer : **none**
Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***

Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Mikhno Irina Vasilievna

Year of birth: ***1957***

Education: ***higher technical, higher economic***

Experience for the last 5 years:

Period: ***1997 – 2001***

Institution: ***Representative office of the JSC RAO "UES of Russia" – "Sibirenergo"***

Post: ***Head of investment policy department***

Period: ***2001 – 2003***

Institution: ***Representative office of the JSC RAO "UES of Russia" - "Sibirenergo"***

Post: ***Adviser on the Revision Committees activity***

Period: ***2003 - 2004***

Institution: ***Fund "Institute of professional directors"***

Post: ***Adviser on the Revision committees activity***

Period: ***2004 – present time***

Institution: ***JSC RAO "UES of Russia"***

Post: ***Leading expert of the internal audit department***

Share in the chartered capital of the Issuer: **none**

Share of ordinary shares in the chartered capital of the issuer : **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

Sanzharevsky Vsevolod Vsevolodovich

Year of birth: ***1946***

Education: ***University degree***

Experience for the last 5 years:

Period: ***1999-2001***

Institution: ***JSC "Kuzbassenergo"***

Post: ***Director on control and analysis de***

Period: ***2001-present time***

Institution: ***JSC "Kuzbassenergo"***

Poste: ***Head on control and analysis department***

Share in the chartered capital of the Issuer: **none**

Share of ordinary shares in the chartered capital of the issuer : **none**

Issuer's shares number that may be purchased by the person as a result of execution of rights on issuer belonging to him the options of the: none
Share in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***

Share of ordinary stocks in the chartered capital of the affiliated companies and subsidiaries of the issuer: ***no***
Share of ordinary shares of the issuer's subsidiaries and affiliated companies that may be acquired by the person as a result of execution of rights on the belonging to him options of the issuer: **none**
Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: **none**

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities

Remuneration and compensation to the members of Revision Committee are paid in accordance with Regulation in force on payments of remuneration and compensation to the members of Revision Committee of the Company, approved by annual general meeting of shareholders of the Company, (minutes №10, dd. 21.06.2002.)

Total sum amounted RUR 1 107 447 was paid to the members of Revision Committee in the year 2004, including:

- ***salary – RUR 362 086;***
- ***premium – RUR 209 145;***
- ***remuneration for participation – RUR 356 418;***
- ***compensation expences – RUR 179 798.***

5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)

Index	2000	2001	2002	2003	2004	I quarter 2005
average number of personnel, peoples.	18302	18521	17219	13832	10818	9559
Volume of money terms aimed to remuneration of labour, thousands RUR	812351	1123116	1401450	1298611	1240053	352960,9
Volume of money terms aimed to social security, RUR thousands	9389	6737	63187	84944	109694	
Total volume of the expended assets, RUR thousands	14403170	26482121	30901483	38990666	40684315	

Funds to pay salary reduced by 4,5% in the year 2004 as compare with the year 2003 due to actions on optimization of the Company's stuff number under reforming and its decreasing by 21,8% over the all personnel.
In the year 2004 withdrawal of personnel occupied in not profile and service activity of the Company took place (in relation to the principal production).

Actually expenditures concerned the labor remuneration in the year 2004 are within the limits of the salary funds volume fixed by the REC in the electric and heat power rates.

Information on the personnel (workers) of the Issuer depending on their age and education:

Figure	2000	2001	2002	2003	2004	1 quarter 2005
Employees (workers) whose age is less than 25 years old, %	8,3	7,8	7,1	5,5	5,0	5,5
Employees (workers) whose age is between 25 and 35 years old , %	21,7	23,4	22,4	24,2	26,3	25,0
Employees (workers) whose age is between 35 and 55 years old, %	53,3	52,8	56,3	57,0	57,5	57,3
Employees (workers) whose age is more than 55 years old, %	16,7	16,0	14,2	13,3	11,2	12,2
Total:	100,0	100,0	100,0	100,0	100,0	100,0
including: having secondary and /or general education, %	43,9	42,3	41;6	40,8	33,6	35,2
Having primary and /or secondary professional education, %	33,3	33,2	32,4	32,6	30,7	30,6
Having higher professional education,%	22,7	24,3	25,7	26,3	33,5	33,5
Having after institute professional education, %	0,1	0,2	0,3	0,3	2,2	0,7

Employees of the Issuer having effect on a financial and economic activity of the Issuer (key personnel):

Mikhailov Sergey Nickolaevich - General Director of the JSC "Kuzbassenergo", Chairman of the Board of the JSC "Kuzbassenergo";

Grebennikov Alexey Antonovich – First deputy general director on common problems, member of the Board of the JSC "Kuzbassenergo";

Lavrov Alexander Mikhailovich – deputy general director on finances and economics, member of the Board of the JSC "Kuzbassenergo";

Gretsingher Yury Alexandrovich – deputy general director on production – technical director, member of the Board of the JSC "Kuzbassenergo";

Ivanov Boris Ivanovich – deputy general director on production guarantee, member of the Board of the JSC "Kuzbassenergo";

Erofeev Alexander Kuprianovich - deputy general director on corporate governance, member of the Board of the JSC "Kuzbassenergo";

Petrov Leonid Prokhorovich – deputy general director on power supply – director of the affiliated company "Energosbyt", member of the Board of the JSC "Kuzbassenergo";

Antonov Yury Vitalievich – deputy general director on power networks – director of the affiliated company "Main power lines";

Sadghian Armen Sergeevich - deputy general director on foreign commerce – director of the Moscow representative of the JSC "Kuzbassenergo";

Riumova Alevtina Nickolaevna - chief accountant of the JSC "Kuzbassenergo";

Moskvitin Valery Vasilievich – deputy general director on security and civil defense;

Glukhov Viktor Fedorovich - director of the affiliated company of the JSC "Kuzbassenergo" - "Tom-Usinskaya GRES";

Artiukh Valery Mikhailovich - director of the affiliated company of the JSC "Kuzbassenergo" - "Belovskaya GRES";

Vakhitov Kasim Bakirovich – director of the affiliated company of the JSC "Kuzbassenergo" - "South-Kuzbass GRES";

Abramov Valery Vasilievich - director of the affiliated company of the JSC "Kuzbassenergo " – "West-Siberian TETs";
Kuzin Igor Viktorovich - director of the affiliated company of the JSC "Kuzbassenergo" - "Kuznetskaya TETs";
Sukhoveyev Boris Ivanovich - director of the affiliated company of the JSC "Kuzbassenergo" – "Novokemerovskaya TETs";
Benediktov Alexander Viktorovich - director of the affiliated company of the JSC "Kuzbassenergo" – Kemerovskaya GRES";
Vervein Konstantin Alexandrovich - director of the affiliated company of the JSC "Kuzbassenergo" – "Kemerovskaya TETs";
Tolstikov Viktor Sergeevich - director of the affiliated company of the JSC "Kuzbassenergo" – "Eastern Electric power networks";
Vorov Yury Leonidovich – acting as a director – chief engineer of the affiliated company of the JSC "Kuzbassenergo" – "Northern electric power networks" ;
Dmitriev Alexander Milievich - director of the affiliated company of the JSC "Kuzbassenergo" - 'Central electric power networks";
Miller Alexander Ivanovich - director of the affiliated company of the JSC "Kuzbassenergo"- "South electric power networks";
Krumgholts Alexander Rudolfovich - director of the affiliated company of the JSC "Kuzbassenergo" – "Heat power lines Administration";
Aksenov Vladimir Vasilievich - director of the affiliated company of the JSC "Kuzbassenergo" – "Kuzbassenergosviaz";
Magarill Alexander Isaakovich - director of the affiliated company of the JSC "Kuzbassenergo" – Directorate of the Petrovskaya TETs.

Information on a trade-union body availability in the Company:

Personnel (workers) of the JSC "Kuzbassenergo" established the trade-union.
Labour stuff of the JSC "Kuzbassenergo" approved a labour contract 2005-2006 at the conference spent In 15.12.2004 .
The labour contract is a legal deed adjusting a social and labour relations between the stuff and the JSC "Kuzbassenergo" as employer, also establishing remuneration norms and other working conditions, social benefits and guarantees together with the law in force.
Labour contract aimed to secure an effective work of the JSC "Kuzbassenergo", also protection of social and economic rights and interests of the employees, and maintenance of a normal standard of their living.

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)

There are no agreement or obligations of the Issuer related to the possibility of the Issuer's employees' (workers')participation in its authorized (share) capital (unit trust). The possibility of offering the Issuer's employees (workers) the Issuer's options is not provided for.

VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest

6.1. Information about the total number of shareholders (participants) of the issuer
The total number of the Issuer's shareholders as of the date of the end of the reporting quarter by 31 of March 2005:1824.
7 of them are the nominal holders:

1. ***ZAO "ABN AMPO Bank A.O.";***
2. ***"Deutscher Bank" limited liability company;***
3. ***ZAO "Depository and Clearing Company";***
4. ***"ING BANK "UERASIA) ZAO (Closed joint stock company);***
5. ***Not-profit partnership "National depository center";***
6. ***Closed Joint Stock Company commercial bank "Citybank";***
7. ***Ltd. "Depository and corporate technologies" ;***

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its authorized (pooled) capital (unit trust), or at least 5 percent of its ordinary shares; information about the participants (shareholders) of such entities owning at least 20 percent of their authorized (pooled) capital (unit trust) or at least 20 percent of their ordinary shares

Full and abbreviated company name: ***Limited liability company : central Moscow Depositary", Ltd. "TsMD" (nominal holder)***
Location: ***#35 stroieniye 1a, Nizhnyaya Krasnoselskaya str., Moscow.***
Share in the issuer's chartered capital: ***49 %***

Shareholders (participants) owning at least 20 percent of the authorized capital of the issuer's shareholder (participant):
Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Location: ***7, Kitaigorodsky prospect, Moscow, Russia***
Taxpayer Identification Number: ***7705018828***
Share in the issuer's authorized capital: ***49 %***

Full and abbreviated company name: ***Closed joint stock company «depository and clearing company" , ZAO***

"DCC" (nominal holder)
Location: #31, stroieniye 1, Shabolovka str., Moscow, ***115 162***
Share in the issuer's authorized capital: ***44,25 %***

Shareholders (participants) owning at least 20 percent of the authorized capital of the issuer's shareholder (participant):

Full company name and abbreviation: ***Joint Stock Company "Siberian Coal and Energy Company", JSC "SUEC"***
Location: ***1, stroieniye 3, Maly Golovin pereulok, , Moscow, 103045***
Taxpayer Identification Number: ***7708129854***
Share in the issuer's authorized capital: ***43,02%.***

6.3. Information about the share of the government or municipal authority in the issuer's authorized (pooled) capital (unit trust), existence of a special right ("golden share")

The share of the government or municipal authority in the issuer's authorized capital:

Legal form: ***RF subjects***
Share: ***0.000016 %***
Share holding's manager: ***Kemerovo regional Committee on the state property management***
Location: ***58, Sovietsky prospect, Kemerovo, 650099***
Share holding of the issuer fixed by the State (municipal) property: ***no***

Existence of a special right for participation of Russian Federation, subjects of Russian Federation, municipal institutions in the issuer's management of ("golden share"): ***not provided***

6.4. Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)

Restriction of the number of shares in possession of one shareholder, and /or their total nominal value, and/or maximum number of votes granted to one shareholder, are not stipulated by the Issuer's Articles of Association.
The legislation of the Russian Federation or other regulatory acts of the Russian Federation do not provide for restrictions for the participation of foreign entities in the issuer's authorized capital.
There are no other restrictions related to participation in the issuer's authorized capital.

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its authorized (pooled) capital (unit trust) or at least 5 percent of its ordinary shares

The list as for the date of September, 14 2000:

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***
Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's authorized capital: ***13,12 %***
Share of the issuer's ordinary shares: ***13,12 %***
Full company name and abbreviation: ***VANGUARD INTERNATIONAL***
Share in the issuer's authorized capital: ***8,28 %***

Share of the issuer's ordinary shares: ***8,28 %.***

The list as for the date of 23.04.2001:

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***
Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's authorized capital: ***8,85 %***
Share of the issuer's ordinary shares: ***8,85 %***

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's authorized capital: ***18,96 %***
Share of the issuer's ordinary shares: ***18,96 %.***
The list as for the date of February, 25, 2002:

Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's authorized capital: ***12,87 %***
Share of the issuer's ordinary shares: ***12,87 %***

Full company name and abbreviation: ***Renaissance Securities (Cyprus) Limited***
Share in the issuer's authorized capital: ***7,42 %***
Share of the issuer's ordinary shares: ***7,42 %***

Full company name and abbreviation: ***Mastill Enterprises Limited***
Share in the issuer's authorized capital: ***6,24 %***
Share of the issuer's ordinary shares: ***6,24 %***

Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's authorized capital: ***7,17 %***
Share of the issuer's ordinary shares: ***7,17 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 8 .05.2002:
Full company name and abbreviation: ***Renaissance Nominees (Cyprus) Limited***
Share in the issuer's authorized capital: ***15,06 %***
Share of the issuer's ordinary shares ***: 15,06 %***

Full company name and abbreviation: ***Trans - Siberian Electricity Company Limited***
Share in the issuer's authorized capital: ***15,00 %***
Share of the issuer's ordinary shares: ***15,00 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***

Share of the issuer's ordinary shares: ***49 %***

The list as for the date of 18 .04. 2003:
Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's authorized capital: ***19,36 %***
Share of the issuer's ordinary shares: ***19,36 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's authorized capital: ***15 %***
Share of the issuer's ordinary shares: ***15 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of **7 .05. 2004:**

Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's authorized capital: ***14,45 %***
Share of the issuer's ordinary shares: ***14,45 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's authorized capital: ***17,61 %***
Share of the issuer's ordinary shares: ***17,61 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

6.6. Information about the deals made by the issuer, in which it had an interest

In the reporting quarter regulatory bodies of the issuer did not approve any deals which cost is 5% and more percents of the balance value of assets in which the issuer had an interest.

6.7. Information about the amount of accounts receivable

During the year 2000:

Accounts receivable type	2000 year
Accounts receivable, total, RUR Including	5865788000
Overdue, RUR	4274376750
Buyers and customers, RUR.	5161075000
Bills receivable, RUR	0

Debts of the affiliated and subsidiaries, RUR	241463000
Debts of participants (founders) on contribution in the chartered capital, RUR	0
Advances paid, RUR	265131000
Other debtors, RUR	198119000
Total, RUR :	**5865788000**

The debtors who is to pay not less than 10% of total accounts receivable:

Debtor's name, location	Debt amount, RUR	The past-due debt, RUR	penalties, fines	Affiliation	Market share of the JSC "Kuzbassenergo" in the Chartered capital of the affiliated person
ZAO "NKAZ", Novokuznetsk	1468332000	1468002000	0	-	-
JSC "ZSMC", Novokuznetsk	733141000	698657000	0	-	-
KOAO "Azot", Kemerovo	684809000	643021000	0	-	-

For the year 2001

Accounts receivable type	Date of payment					
	Up to 30 days	Between 30 and 60 days	Between 60 and 90 days	Between 90 and 180 days	From 180 days up to 1 year	More than 1 a year
Accounts receivable, total, RUR Including	330539297	1707122940	286411845	242273068	2544066265	185386333
Overdue, RUR	3122782	1187443525	158620519	94020394	126334898	121580743
Buyers and customers, RUR.	197366709	1631243225	234354906	155551795	1048262097	94318093
Bills receivable, RUR	0	0	0	0	1438300179	0
Debts of the affiliated and subsidiaries, RUR	35461398	2779917	2157399	0	277270	67439
Debts of participants (founders) on contribution in the chartered capital, RUR	0	0	0	0	0	0
Advances paid, RUR	13586359	29620575	38183359	67494178	23965793	21652241
Other debtors, RUR	84124831	43479223	11716181	19227095	33260926	69348560
Total, RUR :	**330539297**	**1707122940**	**286411845**	**242273068**	**2544066265**	**185386333**

The debtors who is to pay not less than 10% of total accounts receivable:

Debtor's name, location	Debt amount, RUR	The past-due debt, RUR	penalties, fines	Affiliation	Market share of the JSC "Kuzbassenergo" in the Chartered capital of the affiliated person
ZAO "NKAZ", Novokuznetsk	1463841000	1439228000	0	-	-
JSC "ZSMC", Novokuznetsk	699125000	2645000	0	-	-

KOAO "Azot", Kemerovo	648581000	7944000	0	-	-

For the year 2002:

Accounts receivable type	Date of payment					
	Up to 30 days	Between 30 and 60 days	Between 60 and 90 days	Between 90 and 180 days	From 180 days up to 1 year	More than 1 a year
Accounts receivable, total, RUR Including	256324292	1198609636	318326983	89140577	258332212	1570605797
Overdue, RUR	133856234	605779822	148090594	28090829	126597707	113095293
Buyers and customers, RUR.	133504810	1075324258	101390416	11996821	125134143	745658236
Bills receivable, RUR	0	0	0	0	0	672937755
Debts of the affiliated and subsidiaries, RUR	6659370	0	70000000	0	0	0
Debts of participants (founders) on contribution in the chartered capital, RUR	0	0	0	0	0	0
Advances paid, RUR	90597941	32457793	113036015	37212235	98591500	46682289
Other debtors, RUR	25562171	90827585	33900552	39931521	34606569	105327517
Total, RUR :	**256324292**	**1198609636**	**318326983**	**89140577**	**258332212**	**1570605797**

The debtors who is to pay not less than 10% of total accounts receivable:

Debtor's name, location	Debt amount, RUR	The past-due debt, RUR	penalties, fines	Affiliation	Market share of the JSC "Kuzbassenergo" in the Chartered capital of the affiliated person
KOAO "Azot", Kemerovo	604634000	7792000	0	-	-

For the year 2003:

Accounts receivable type	Date of payment					
	Up to 30 days	Between 30 and 60 days	Between 60 and 90 days	Between 90 and 180 days	From 180 days up to 1 year	More than 1 a year
Accounts receivable, total, RUR Including	684630626	1012674569	931910548	189694921	567425187	1355046738
Overdue, RUR	542309560	5242829	143939622	54396535	255141271	775845030
Buyers and customers, RUR.	533784153	907999699	28031816	21432455	106070578	508965371
Bills receivable, RUR	0	0	0	0	0	672937755
Debts of the affiliated and subsidiaries, RUR	20119030	86814152	625840636	1081285	32328185	982910

Debts of participants (founders) on contribution in the chartered capital, RUR	0	0	0	0	0	0
Advances paid, RUR	30109684	4849117	63556889	83105469	66122160	25723117
Other debtors, RUR	100617759	13011601	214481207	84075712	362904264	146437585
Total, RUR :	**684630626**	**1012674569**	**931910548**	**189694921**	**567425187**	**1355046738**

The debtors who is to pay not less than 10% of total accounts receivable:

Debtor's name, location	Debt amount, RUR	The past-due debt, RUR	penalties, fines	Affiliation	Market share of the JSC "Kuzbassenergo" in the Chartered capital of the affiliated person
KOAO "Azot", Kemerovo	543481000	19862000	0	-	-

For the year 2004:

Accounts receivable type	Date of payment						TOTAL
	Up to 30 days	Between 30 and 60 days	Between 60 and 90 days	Between 90 and 180 days	From 180 days up to 1 year	More than 1 a year	
Accounts receivable, total, RUR	855 595 842	956 838 487	144 030 351	129 132 502	55 613 012	1 584 934 658	3 726 144 852
Including:							
Overdue	*36 388 325*	*670 438 618*	*17 407 168*	*41 212 731*	*2 909 785*	*421 168 144*	1 189 524 771
Buyers and customers, RUR.	48 958 642	823 760 655	8 772 414	44 243 079	2 815 382	628 125 144	1 556 675 316
Bills receivable, RUR	*0*	*0*	*0*	*0*	*0*	*672 937 576*	672 937 576
Debts of the affiliated and subsidiaries, RUR	592 006 055	91 056 910	4 032 523	145 175	0	88 027 992	775 268 655
Debts of participants (founders) on contribution in the chartered capital, RUR	*0*	*0*	*0*	*0*	*0*	*0*	0
Advances paid, RUR	50 883 536	29 506 896	48 439 075	21 565 209	5 661 967	20 284 174	176 340 857
Other debtors, RUR	*163 747 609*	12 514 026	82 786 339	63 179 039	47 135 663	175 559 772	544 922 448
Total, RUR :	***855 595 842***	***956 838 487***	***144 030 351***	***129 132 502***	***55 613 012***	***1 584 934 658***	***3 726 144 852***

The debtors who is to pay not less than 10% of total accounts receivable:

Debtor's name, location	Debt amount, RUR	The past-due debt, RUR	penalties, fines	Affiliation	Market share of the JSC "Kuzbassenergo" in the Chartered capital of the affiliated person
KOAO "Azot", Kemerovo	444 618 000	94 944 000	0	-	-

For the 1 quarter 2005:

Accounts receivable type	Date of payment						TOTAL
	Up to 30 days	Between 30 and 60 days	Between 60 and 90 days	Between 90 and 180 days	From 180 days up to 1 year	More than 1 a year	
Accounts receivable, total, RUR	**741 863 618**	**452 488 903**	**391 006 192**	**279 076 954**	**251 514 656**	**2 009 264 298**	**4 125 214 621**
Including:							
Overdue	6 037 496	193 120 427	275 288 084	159 885 453	154 162 383	924 979 180	**1 713 473 023**

Buyers and customers	23 957 341	391 712 588	246 403 198	152 811 089	147 971 844	887 716 609	**1 850 572 669**
Bills receivable	0	0	0	0	0	672 937 576	**672 937 576**
Debts of the affiliated and subsidiaries	543 401 570	18 333 284	25 462 489	37 655 402	18 915 147	207 016 715	**850 784 607**
Advances paid	69 335 327	32 250 121	102 397 949	31 493 516	10 488 686	46 142 428	**292 108 027**
Other debtors	105 169 380	10 192 910	16 742 556	57 116 947	74 138 979	195 450 970	**458 811 742**
TOTAL:	**741 863 618**	**452 488 903**	**391 006 192**	**279 076 954**	**251 514 656**	**2 009 264 298**	**4 125 214 621**

The debtors who is to pay not less than 10% of total accounts receivable:

Debtor's name, location	Debt amount, RUR	The past-due debt, RUR	penalties, fines	Affiliation	Market share of the JSC "Kuzbassenergo" in the Chartered capital of the affiliated person
KOAO "Azot", Kemerovo	444 618 000	94 944 000	0	-	-

Accounts receivable reduced by RUR 2 139 643 thousand in the year 2004 as compare with the year 2000. At that the power consumer's debt reduced by RUR 3 604 4000 thousand or by 69,8%.

In the year 2004 accounts receivable of the Company unreal to be levy amounted RUR 393 413,8 thousand had been written off and referred to the financial outcome of the company, including:
RUR 87 171,5 thousand – power consumers debt;
RUR 244 264,7 thousand – "problem banks" debt (at the not transferred money terms to the budget on profit tax payment and VAT);
RUR 53 000 thousand – debt of the JSC "Irkutskenergo";
RUR 8 977, 6 thousand – debt pf the other debtors (including Ltd. "Surevilokno" debt amounted RUR 8 227 thousand).
Decrease of accounts receivable by RUR 793 456 thousand took place during the 1st quarter of the year 2005 as compare with the 1st quarter of the year 2004 , at that the overdue accounts receivable reduced by RUR 896 344 thousand.
The most decrease of accounts receivable was in part of payments with buyers and costumers by RUR 760 295 thousand.

VII. The Issuer's accounting reports and other financial information

7.1. The issuer's annual accounting reports

Annual accounting report of the Issue for the year 2004 is represented by:

- *Balance sheet (Form №1);*
- *Profit-and-loss statement (form № 2);*
- *Statement on changes in the capital (form № 3);*
- *Cash flow statement (form № 4);*
- *Appendix to the balance sheet (form №5);*
- *Auditor's opinion*

Annual accounting report for the year 2004 was included in the report as Appendix 1.
Annual accounting report for the year 2004 made in accordance with the International standards of financial report, will be reflected in the quarterly report of the issuer for the 2nd quarter of the year 2005.

7.2. The issuer's quarterly accounting reports for the last completed financial quarter
Quarterly accountability for the I quarter of the year 2005 is represented by the:

- *balance sheet (form №1);*
- *profit-and-loss statement (form № 2);*

Quarterly accountability for the I quarter 2005 is included in the report as appendix 2.

7.3. Consolidated accountability of the issuer for one complete fiscal year
Consolidated accountability of the issuer for the year 2004 is not included in the quarterly report of the issuer for the I quarter of the year 2005.

Consolidated financial report fro the 9 months of the year 2004 prepared in accordance with the International accounting standards is included in this present report as Appendix 3.

7.4. Information of the total amount of export also on the share of export in the total sale's volume
The issuer did not spent energy export abroad of Russian Federation

7.5. Information of the cost of real estate of the issuer and essential changes in the structure of the issuer's property after the date of termination of the last fiscal year

There were no major modifications in the property of the JSC "Kuzbassenergo" for the fiscal period.

7.6. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity
There were not essential suits which sum is equal or exceeds 10% of the issuer's assets cost within three years preceded the date of the I quarter 2005 termination subject to filing of a claim to the issuer.

Applications and suits brought to JSC "Kuzbassenergo" which are under consideration as for the date 01.04.2005:

1) Inspections Federal Tax Service of RF in Kemerovo on recover of tax sanctions amounted RUR 214 938 640;

2) Ministry of Finance of RF on recovering of the principal debt on loan contract, also of interest on loan's using and interests on using of alien monetary funds amounted RUR 62 985 277, 58 ;

3) Inspections Federal Tax Service of RF in Kemerovo on recover of tax and fines in a total amount equal to RUR 668 179 316.;

4) JSC Concentrating mil "Kuznetskaya" on recover of unjust enrichment and interests equal to RUR 42 018 263.;

Applications declared by the JSC "Kuzbassenergo" being under consideration as for a date of 01.04.2005:

1) *To recognize as void the decision of the Inspections Federal Tax Service of RF in Kemerovo on tax payment amounted RUR 11 552 272,77, fines and penalties amounted RUR 2 310 454, 55.;*
2) *To recognize as void the decision of the Inspections Federal Tax Service of RF in Kemerovo on extra charging of property tax amounted RUR 108 335 134 ;*
3) *To recognize as void the decision of the Inspections Federal Tax Service of RF in Kemerovo on extra charging of payments for water objects using amounted RUR 11 586 435 , fine amounted RUR 546 854 and penalty amounted RUR 2 317 286,6.;*
4) *To recognize as void the decision of the Inspections Federal Tax Service of RF on extra charging of property tax amounted RUR 78 878 968 , also of corresponding fine and sanctions amounted RUR 11 443 459,6*
5) *To recognize as void the decision of the Inspections Federal Tax Service of RF in Kemerovo on extra charging of profit tax and fine for the year 2002 amounted RUR 34 609 229 ;*
6) *To recognize as void the decision of the Inspections Federal Tax Service of RF in Kemerovo on extra charging of profit tax and fine for the year 2003 amounted RUR 35 369 450 руб.;*
7) *To recognize as void the decision of the Inspections Federal Tax Service of RF in Kemerovo on extra charging of payments for water objects using amounted RUR 12 114 867, fine amounted RUR 1 108 799, penalty amounted RUR 2 422 973 ;*
8) *To recognize as void the decision of the Inspections Federal Tax Service of RF in Kemerovo on VAT payment amounted RUR 200 843 912, fine amounted RUR 150 000 000, penalty amounted RUR 40 168 782;*
9) *To recognize as void the decision of Inspections Federal Tax Service of RF in Kemerovo on extra fee for water objects using amounted RUR 11 707 237, fine amounted RUR 1 182 189, penalty amounted RUR 2 341447;*
10) *To recognize as void the decision of Inspections Federal Tax Service of RF in Kemerovo on extra fee of a profit tax amounted RUR 39 517 096, fine amounted RUR 4 285 215 and additional payments on VAT amounted RUR 2 469 819, and penalty amounted RUR 7 903 419;*
11) *To recognize as void the decision of the Inspections Federal Tax Service of RF in Kemerovo on extra charging of profit tax amounted RUR 112 862 040 ;*
12) *To recognize as void the decision of the Inspections Federal Tax Service of RF in Kemerovo on extra taxation amounted RUR 44 368 459, extra payments on the profit tax amounted RUR 465 367., fines and sanctions amounted RUR 8 873 691.*

VIII. Additional information about the issuer and its placed securities

8.1. Additional information about the issuer

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust)
Authorized capital of the Company is composed of net cost of the Company's stocks purchased by the shareholders (allocated stocks).

The amount of the issuer's authorized capital: 606 163 800 (Six hundred millions one hundred sixty three thousands eight hundred roubles).
The company allocated ordinary registered stocks with the same nominal value amounted 1 (one)ruble each in quantity of 606 163 800 pieces.
A part of shares of JSC "Kuzbassenergo" in form of depository receipts (American depository receipts) is circulated outside the Russian Federation.

Level and status of the program *: **sponsored by ADR of 1 level, number of stocks per 1 ADR is equal 10, Depository bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES, depository agreement was subscribed 23.10.1997. ADR is trade at the Berlin and Frankfurt stock exchanges.***

As for situation by the 31st of March , 2005 the share's number deposited against the depository receipts amounted 11 385 700 pieces, i.e. 1,88 % of the chartered capital and of the total vote's number.

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital

During the last 5 terminated fiscal years the JSC "Kuzbassenergo" did not spend additional stock's issue.

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer

A reserve fund is defined by the Company and may not be lower than equal to 5 (five) percent of its authorized capital .
The reserve fund is to be formed by way of obligatory annual payments to reach amount provided by the Articles of Association of the Company. Amount of annual payments is provided by the Charter of the Company and shall no to be less then 5 (five)% of the net income of the Company.
Expenditure of the reserve fund's assets bears only target character. Reserve fund of the Company is subject to cover losses of the Company also to pay-off the Company's bonds and the Company's stocks redemption in case of other assets lack.

In accordance with the balance sheet drew up by the 31.03.2005 the Reserve capital amounts RUR 16 858 thousand, also the accumulation funs amounts RUR 237 353 thousand.

8.1.4. Information about the order of calling and conducting a meeting of the issuer's supreme management body

General meeting of shareholders of the JSC 'Kuzbassenergo" is a General Meeting of shareholders.

Order of shareholders notification on the meeting conducting: ***Notification of general meeting of shareholder's convocation shall be send (or delivered) to the person indicated in the list of persons entitled to participate in General meeting of shareholders with the ballots for voting and shall to be published by the Company not later than 20 (twenty) days before the General meeting of shareholders, and the announcement on general meeting conducting which agenda contains an issuer on reorganization shall be published in the newspaper "Russian Gazette" not later then 30 (thirty) days before the date of General Meeting.*** .

If the registered person in the register of shareholders of the Company is a nominal stock holder the announcement on the general meeting of shareholders conducting shall be mailed to the address of nominal holder if the register of the persons entitled to participate in the General meeting of shareholders does not contains other postal address where the announcement on general meeting of shareholders conducting shall be mailed to.

Ballots for voting over the issues of agenda shall be forwarded to every person included in the list of persons entitled to participate in the General meeting of shareholders by a registered letter or handed over to each of the above persons against signature Company not later than 20 (twenty) days before the General meeting of shareholders.

Persons (bodies) entitled to convoke (require conducting) of an extraordinary meeting (session) of the supreme management body of the issuer also the order of delivery (submitting) of such demands are the follows:

Extraordinary General Meeting of shareholders of the Company is to be conducted according to the decision of the Board of Directors, also to its own initiative, to demands of the Revision Committee of the Company, Auditor of the Company, also shareholder (shareholders) owned not less then 10 (ten) percents of the voting stocks of the Company as for the date of demand's raising.

Requirements on the extraordinary general meeting conducting shall to contain the issues subject to agenda inclusion.

Person (persons) requiring the extraordinary general meeting convocation entitled to submit a project of the Extraordinary general meeting of shareholder's decision, also proposal on the form of the general meeting conducting.

In case if the requirement on the extraordinary general meeting of shareholders convocation is proceeded from the shareholder (shareholders) it must contain the name of shareholder (shareholders) required the meeting's convocation including a number, category (type) of the Company's shares belonging to him.

Requirement on the extraordinary general meeting of the Company convocation shall be signed by the person (persons) required the extraordinary general meeting of the Company.

Order of determination of a date for general meeting (session) of the supreme management body of the issuer conducting:

Determination of a date for general meeting of shareholders conducting is in the sole competence of the Board of Directors of the Company. In the process of preparation for the General meeting of shareholders conducting the Board of Directors determines the date for the General meeting of shareholders conducting. Annual general meeting of shareholders of the Company shall be held not sooner than 2 (two) months and not later than 6 (six) months after the end of a fiscal year.

Extraordinary General meeting of shareholders upon the request of the Revision Committee of the Company, Auditor or shareholder (shareholders) owned not less then 10 (ten) percents of voting share of the Company shall be conducted within 40 (forty) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.

In case if the intended agenda of the extraordinary general meeting of shareholders contains an issue on election of members of the Board of Directors: the General meeting of shareholders is to be conducted within 70 (seventy) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.

Persons entitled to submit offers in agenda of meeting (session) of the supreme management body of the issuer: ***Shareholders (shareholder) of the Company owned in aggregate not less then 2 (two) percent of voting***

shares of the Company within 90- (ninety) days after the date of the end of fiscal year have right to submit offers in agenda of annual general meeting of shareholders and nominate for candidates in the Board of Directors and Revision Committee of the Company which number must not exceed number composition of corresponding body.

Proposal on submitting of issues in agenda of the general meeting of shareholders and proposal on nominating for candidates shall be in written form with the name of submitted shareholder (shareholders), also number and category (type) of shares belonging to him and must be signed by shareholder (shareholders).

Proposal on submitting of issues in agenda of the general meeting of shareholders shall contain statement of each offered issue also proposal on candidates nomination – name of each supposed candidate, name of body subject to his election.

Persons entitled to familiarize with information (materials) submitted to preparing and conducting of meeting (session) of the supreme management body of the issuer also an order of such information (materials) familiarizing:

Persons entitled to participate in the General meeting of shareholders have right to familiarize with information submitted for shareholder's meeting preparing and conducting.

Information (materials) on agenda of the general meeting of shareholders within the 20 (twenty) days, and in case of general meeting conducting on agenda upon the issue on the Company's reorganization within the 30 (thirty) days before the general meeting of shareholders conducting shall be available to the persons entitled to participate in the general meeting of shareholders subject to familiarization in the premises of the executive body of the company and in other places which addresses indicated in announcement on the general meeting of shareholders conducting. Indicated information (materials) shall be available to the persons participating in the general meeting of shareholders during its conducting.

Familiarization's order of the persons entitled to participate in the general meeting of shareholders with information (materials) over the issues of agenda of the general meeting of shareholders and list of information (materials) shall be defined by the resolution of the Board of Directors of the Company.

88.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the authorized (pooled) capital (unit trust), or at least 5 percent of ordinary shares

Name: ***Open Joint Stock Company "Kuzbasshydrostry", JSC "Kuzbasshydrostroy" (bankruptcy procedure - external control)***
Location: Krapivinsky district , Kemerovo region, Russia
Issuer's share in the chartered capital of business venture: **100%**
Share of legal entity in the issuer's chartered capital: ***no***

Babich Valery Petrovich, date of birth 1958
Functions of this person: External manager
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors
1.Erofeev Alexander Kuprianovich, date of birth 1969
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Kuleznev Evgeny Valerievich, date of birth 1961.
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Skorokhodov Dmitry Viktorovich, date of birth 1977
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kovalenko Andrey Igorevich, date of birth 1980
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Ugriumov Artem Anatolievich, date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: ***Open Joint Stock Company "Andreevskoye", JSC "Andreevskoye" (bankruptcy procedure - bankruptcy proceedings)***
Location: ***Andreevsky village, Kemerovo district, Kemerovo region, Russia***
Issuer's share in the chartered capital of business venture: **100%**
Share of legal entity in the issuer's chartered capital: ***no***
Officials:
Bakulin Viktor Vasilievich
year of birth: 1949
Duties: competitive manager
Share of this person in the chartered capital of the issuer: ***no***
Share of the ordinary stocks of the issuer owned by the this person: ***no***

Full company name: ***Limited liability company "Sbytenergo",, OOO "Sbytenergo"***
Location: ***14, Severnaya str., Metallploshadka village, 652417, Kemerovo district, Kemerovo region, Russian Federation***
Issuer's share in the authorized capital of business venture: 100%
Share of business venture in the issuer's authorized capital: 0%

Officials:
Eler Vladimir Fedorovich
Date of birth: 1956
Functions: ***Sole executive body***, ***Chairman of the Management Board.***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors
1.Erofeev Alexander Kuprianovich, date of birth 1969
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Petrov Leonid Prokhorovich, date of birth 1961
Function of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3.Kuleznev Evgeny Valerievich, date of birth 1961
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Ulanovskaya Elena Nickolaevna, date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
5. Shtykov Dmitry Viktorovichm date of birth 1976
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personnel composition of the corporate executive body (Board):
1. Kurtsevich Viktor Petrovichm date of birth 1954, director of the subsidiary "Electrical networks", Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Ivanova Valentina Vasilievna, date of birth 1967, chief accountant of the subsidiary "Electrical networks" Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Yudinskikh Evgeny Sergeevich, date of birth 1974, director of Energy distribution of the subsidiary "Electrical networks" Prokopievsk city.
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Suchkova Tatiana Mikhailovna, date of birth 1979, chief economist of the subsidiary "Electrical networks" Prokopievsk city.
Share of the person in the issuer's chartered capital: 0%
Share of the Issuer's common stock in ownership: none

Name: Limited liability company ***"Bill centre Kuzbassenergo", Ltd. "Bill centre Kuzbassenergo"***
Location: **30, Kuznetsky prospect, Kemerovo, Kemerovo region,** ***650620***
Issuer's share in the chartered capital of business venture: **100%**
Share of legal entity in the issuer's chartered capital: ***no***

Officials
Yakovlev Vadim Alexeevich
Date of birth: ***1967***
Functions: ***Sole executive body***
Share of the person in the issuer's chartered capital: 0%
Share of the Issuer's common stock in ownership: none

According to the Articles of Association General meeting of the company's members is the Management Body of the Company, and the sole executive body of the company acting as the General Director of the company manages a current activity of the company. General director of the company accountable to the General meeting of members of the company.

Name: Open Joint Stock Company ***"Investment - production institution "Vodocanal", JSC "IPO Vodocanal"***

Location: ***#3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia***

Issuer's share in the chartered capital of legal entity: ***74.5 %***
Share of legal entity in the issuer's chartered capital: ***no***

Officials:

Sheiko Evgeny Alexandrovich, year of birth 1973
Functions of this person: ***Sole executive body, member of the Board of Directors.***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1.Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Asadulin Radik Alexandrovich, date of birth 1963
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
3. *Parkhomuk Olga Viktorovna*, Year of birth 1963
Function of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
4. Nesvitailov Vasily Fedorovich, date of birth 1957
Function of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the Corporate Executive Body of JSC "IPC "Vodocanal" is not provided by the Articles of Association.

Full company name: ***Joint Stock Company "Prokopievskenergo", JSC "Prokopievskenergo"***
Location: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the authorized capital of business venture: 60%
Share of business venture in the issuer's authorized capital: 0%

Officials:

Kernoz Alexander Yurievich, year of birth 1958
Function of this person: ***Sole executive body (acting as general director), Chairman of the Board.***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
Personal composition of the Board of Directors:
1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

2. ***Dubinsky Evgeny Sergeevich, year of birth 1977***

Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. ***Nickolaev Dmitry Nickolaevich, year of birth 1963***

Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. ***Kostiuk Mikhail Dmitrievich, year of birth 1952***

Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. ***Chuiko Alexander Ivanovich, year of birth 1961.***

Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):

- ***Riabova Nadezhda Semenovna, date of birth 1956. Deputy general director on personnel management and general tasks.***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
- ***Belsh Svetlana Alexandrovna, date of birth 1953., deputy general director on economics and finances.***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
- ***Pushkarev Vladimir Leonidovich, date of birth 1950, deputy general director on production***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

- ***Vorotniak Oleg Mikhailovich, date of birth 1966, deputy general director on legal issues.***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Full company name: ***Joint Stock Company Engineering- analytical centre "Kuzbasstechenergo", JSC "Engineering- analytical centre "Kuzbasstechenergo"***
Location: ***17, Stantsionnaya str., Kemerovo, 650099,*** Russia
Issuer's share in the authorized capital of business venture: ***100%***
Share of business venture in the issuer's authorized capital: 0%

Officials:
Officers of the business company:

Yashinin Vladimir Borisovich, date of birth 1963.

Functions of this person: Sole executive Body
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Kinzburg Boris Abramovich, date of birth 1936.
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2.Frolov Vitaly Evgenievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
3. Seliverstova Tatiana Alexandrovna, date of birth 1972
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4.Kostiuk Mikhail Dmitrievich; date of birth 1952.
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Goncharov Igor Mikhailovich, date of birth 1968
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the corporate executive body of JSC Engineering- analytical centre "Kuzbasstechenergo" is not provided by the Articles of Association.

Full company name: ***Joint Stock Company "Kuzbass energyreparing company", JSC "Kyzbass energyreparing company"***
Location: ***30, Kuznetsky prospect Kemerovo, 650099,*** Russia
Issuer's share in the authorized capital of business venture: 100%
Share of business venture in the issuer's authorized capital: 0%

Officials:

Lermontov Yury Borisovich, date of birth 1967
Functions of this person: ***Sole executive body.***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: Chairman of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

2. Shukailov Mikhail Innokentievich, year of birth 1958
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3.Timofeev Dmitry Innikentievich, year of birth 19
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

4. Parkhomuk Olga Viktorovna, year of birth 1963
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5. Dubinsky Evgeny Sergeevich, year of birth 1977
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Election of the corporate executive body of JSC "Kuzbass energyreparing company" is not provided by the Articles of Association.

Full company name: ***Joint Stock Company "Kuzbassetremont" (Kuzbass network repair"), JSC "Kuzbassetremont"***
Location: ***1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia***
Issuer's share in the authorized capital of business venture: 100%
Share of business venture in the issuer's authorized capital: 0%

Officials:

Efanov Igor Gennadievich, date of birth 1962.
Functions of this person: ***Sole executive Body***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. Antonov Yury Vitalievich, date of birth 1962.
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: ***0,003 %.***
Share of the Issuer's common stock in ownership: ***0,003 %.***

2. Frolov Vitaly Evgenievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Sorokin Igor Yurievich, date of birth 1974

Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Bychkov Mikhail Yurievich, date of birth 1978
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
5. Kostiuk Mikhail Dmitrievich, date of birth 1952
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

Election of the corporate executive body of JSC "Kuzbassetremont" is not provided by the Articles of Association.

Full company name: **Closed Joint Stock Company " Autotransport enterprise "Kuzbassenergo", ZAO "ATP "Kuzbassenero"**

Location*: **4, Stantsionnaya str., Kemerovo, Russia 650006***

Issuer's share in the authorized capital of business venture: 100%

Share of business venture in the issuer's authorized capital: 0%

Officials:

Officers of the business company:

Trushkov Viacheslav Leonidovich, date of birth 1969

Functions of this person: Sole executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. Erofeev Alexander Kuprianovich, date of birth 1959
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Ivanov Boris Ivanovich, date of birth 1960.
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

3. Goncharov Igor Mikhailovich, date of birth 1968
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

4. Kravchenko Alexey Mikhailovich, date of birth 1977
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

5.Khalmeev Takhir Kaiumovich, date of birth , 1950
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Corporate Executive Body (Board):

- ***Zheludko Anatoly Maximovich, date of birth 1950, First deputy general director - technical director***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
- ***Ilushnikov Anatoly Kirillovich, date of birth 1948, deputy technical director on OtiPB***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
- ***Kudriashova Tatiana Anatolievna, date of birth 1952, deputy general director on economic and finance***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none
- ***Maltseva Irina Nickolaevna, date of birth 1960, chief accountant***
Share of the person in the issuer's authorized capital: 0%

Share of the Issuer's common stock in ownership: none

Full company name: ***Closed Joint Stock Company Medicosanitary Center "Health Center "Energetic" ZAO "MSC "Health Center "Energetic "***

Location: ***37, Kuzbasskaya str., Kemerovo, Russia***

Issuer's share in the authorized capital of business venture: 100%

Share of business venture in the issuer's authorized capital: 0%

Officials:.

Agafonova Tamara Nickolaevna, date of birth 1954
Function of this person: Sole Executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:

1. ***Erofeev Alexander Kuprianovich, date of birth 1959***
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

2. Eliseeva Irina Eduardovna, date of birth 1978
Functions of this person: ***Member of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. Golofast Dmitry Yakovlevich, date of birth 1965
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

4. Vasilieva Yulia Vladimirovna, date of birth 1979
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. Ugriumov Artem Anatolievich, date of birth 1976
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):

- ***Churekova Natalia Georgievna, date of birth, deputy head doctor on medical part***

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

- ***Kozlova Olga Agurianovna, date of birth 1963, deputy head doctor on economic***

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

- ***Elin Boris Petrovich, date of birth 1953, chief engineer***

Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

- Gorokhova Tatiana Lvovna, date of birth 1954, chief accountant
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Full company mane: ***Joint Stock Company "Kuzbassenergoservice", JSC "Kuzbassenergoservice"***
Location: ***12., N. Ostrovsky str., Kemerovo, 650099, Russia***
Issuer's share in the authorized capital of business venture: 100%
Share of business venture in the issuer's authorized capital: 0%

Officials:
Morozov Andrey Arkadievich, date of birth 1970
Function of this person: Sole Executive Body, Chairman of the Board
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: none

Personal composition of the Board of Directors:
1. ***Erofeev Alexander Kuprianovich, date of birth 1959***
Functions of this person: ***Chairman of the Board of Directors***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
2.Ivanov Boris Ivanovich, date of birth 1960
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

3. Rakitina Yulia Vladimirovna, date of birth 19.......
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
4. Moskvin Alexey Vasilievich, date of birth 1978
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

5. Sorokin Igor Yurievich, date of birth 1974
Functions of this person: Member of the Board of Directors
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Personal composition of the Corporate Executive Body (Board):
- Kosmacheva Svetlana Fedorovna, date of birth 1949, chief of the financial department
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

- Sobolev Evgeny Robertovich, date of birth 1968, assistant of general director on legal questions
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%
- Kovalenko Anatoly Antonovich, date of birth 1941, deputy general director on finance and economic
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Name: ***Limited Liability Partnership "South-West", Ltd.P. 'South-West".***

Location: ***#10, Predzavodskaya str., Kemerovo, Russia***
Issuer's share in the authorized capital of business venture: ***7.69 %***
Share of business venture in the issuer's authorized capital: 0%

Name: ***Closed Joint Stock Company "Bagran", ZAO "Bagran"***
Location: ***#4a, Pionersky boulevald, Kemerovo.***
Issuer's share in the authorized capital of business venture: ***7.14 %***
Share of business venture in the issuer's authorized capital: 0%
Officials:
Kozhemiakin Alexander Ivanovich, year of birth 19____
Functions of this person: ***Sole Executive body***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

Name: Limited Liability company ***"Journal TEC and the Kuzbass resources", Ltd. "Journal TEC and the Kuzbass resources"***

Location: ***#63, Sovietsky pr., Kemerovo, 650099***
Issuer's share in the authorized capital of business venture: ***6.7 %***
Share of business venture in the issuer's authorized capital: 0%

Officials:
Mazikin Valentine Petrovich, year of birth 1945.
Functions of this person: ***Chief editor.***
Share of the person in the issuer's authorized capital: 0%
Share of the Issuer's common stock in ownership: 0%

8.1.6. Information about essential transactions carried out by the issuer

No such transactions which liabilities amount 10 and more percents of the balance cost of the issuer's assets in the reporting period.

8.1.7. Information about credit ratings of the issuer

The Issuer or the issuer's securities have not been assigned any credit ratings for the last 5 fiscal years.

8.2. Information about each category (type) of the issuer's shares

Full name of category /type of shares: ***ordinary registered***
Nominal value: ***one ruble***
number of shares in circulation: ***606163800 pieces***
By Resolution of FCCB of Russia № 03-1210/p dd. 24.06.2003 an unification of additional issues of issuing securities of the Kuzbass joint stock company of energy and electrification was implemented as a result of which:
the following state registration numbers assigned to ordinary registered shares issues of the Kuzbass joint stock company of energy and electrification were annulated:
39-1n-00734 dd. 25.07.1994;
39-1-00970 dd. 23.11.1995.
Aforementioned issues of ordinary registered shares of the Kuzbass joint stock company of energy and electrification was assigned the state registration number 1-01-00064-A dd. 24.06. 2004.

JSC 'Central Moscow Depository" being the registrator spend an operation on unification of additional issues in the register of securities owners of JSC 'Kuzbassenergo" the 18th of July 2003.

There are no declared shares.

Shareholders rights granted by ordinary shares (art. 6 of the Articles of Association):

- Each ordinary stock of the Company grants the shareholder – its owner – an equal volume of rights (par. 6.2 of the Article of Association)

The Company's shareholders, owners of ordinary registered stocks of the Company are entitled to the following:

1) participate in the General meeting of the Company's shareholders with the right to vote on all issues within his competence;

2) propose issues to include into the agenda of the General meeting of shareholders in accordance with the Article of Association and the legislation of the Russian Federation;

3) receive information about the Company's activity and examine its books, accounting statements and other documents in accordance with art. 91 of the Federal Law "On Joint Stock Companies" and with the Articles

4) receive dividends declared by the Company;

5) have priority in acquiring additional shares and issued securities convertible into shares offered through open or closed subscription, proportionally to ordinary share's number belonging to him;

6) receive part of the Company's property left after all settlements with creditors in case of liquidation of the Company;

7) exercise other rights stipulated by the Russian Federation legislation and by the Articles of

8.3. Information about the previous issues of the issuer's securities, except for the issuer's stocks

Only ordinary stocks are in circulation, the issuer did not issued other emissive securities.

8.3.1. Information about the issues with all securities paid off (cancelled)

Only ordinary stocks are in circulation, the issuer did not issued other emissive securities.

8.3.2. Information about the issues with securities in circulation

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default)

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.4. Information about the person (persons) providing (provided) security for the bonds of the issue

Issuer did not issue and float any bonds.

8.5. Terms of securing fulfillment of obligations on the bonds of the issue

Issuer did not issue and float any bonds

8.6. Information about the institutions registering the rights for issued securities of the issuer

Registrator:

Name: ***Joint Stock Company "Central Moscow Depository"***
Location: ***#3 build. B, Orlikov pereulok str., Moscow, 107078***
Postal address: ***#34, building 8, Bolshaya Pochtovaya str., Moscow, 105082***
tel.: ***(095) 221-13-33, 221-13-34;*** fax: ***(095) 221-13-33***
e-mail: ***Mcdepo@dol.ru***
License:

License number: ***10-000-1-00255***
Issue date: ***13.09.2002***
Expiry date: ***unrestricted effective period***
License issuing body: ***Federal Commission on Securities of Russia***
Registrator keeps the issuer's securities register from the 3rd of January 2002.

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents

Federal law of 10 December 2003 No. 173-FZ "On currency regulation and currency control" (ed. 29.06.2004) is the major legislative deed adjusting the issues on the capital import and export. Tax Code of Russian Federation (part 1 dd. 31.07.1998 №146-FL and part 2 dd. 05.08.2000 № 117-FZ).

Instruction of the Central Bank of the RF of 28 December 2000 No. 96-I (in version of 13.08.2003) "On special accounts of non-residents, type "C". This instruction is subject to adjustment the order of operations with non-residents type "C" in currency of Russian Federation and special accounts type "C" subject to securities accounting.

Instructions adjusted with the Ministry of Trade of Russian Federation on expediency of investments abroad by legal entities and natural persons of RF" approved by the Order of the Ministry of Trade of RF №318 dd. 09.07.1999.

Furthermore the group of Federal laws ratifies agreements on avoiding a double taxation between Russian Federation and foreign countries.
Nowadays a regime on avoiding a double taxation is in force with more then 50 countries. For example:

1. ***Federal Law # 167-FL " dd. 17.07.1999 " on ratification of Agreement between the Government of Russian Federation and the Government of Cyprus republic on avoiding a double taxation concerned profit tax and capital tax".***
2. ***Federal Law #18-FL dd. 08.02.1998 "On ratification of a Convention between the Government of Russian Federation and the Government of French republic on avoiding a double taxation and prevention a tax bilk and violation of legislation concerned profit tax and property tax"***
3. ***Federal Law #65-FL dd. 19.03.1997 "On ratification of Convention between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on avoiding a double taxation and prevention tax bilk concerned profit tax and property price appreciation" and Agreement between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on some Convention's provisions application concluded in form of the notes exchange dd. 15.02.1994.***
4. ***Federal Law #42-FL dd. 26.02. 1997 "on ratification of Agreement between Government of Russian Federation and the Government of Canada on avoiding a double taxation concerned profit tax and property tax."***
5. ***Federal Law #158-FL dd.18.12.1996 "on ratification of Agreement between the Russian Federation and Federal Republic of Germany on avoiding a double taxation concerned profit tax and property tax".***
6. ***Contract concluded between the Russian Federation and United States of America subject to avoid a double taxation and prevent a tax bilk concerned profit tax and capital tax (Washington, 17.06.1992).***
7. ***Convention concluded between the USSR Government and the Government of Japan subject to avoid a double taxation and prevent a tax bilk concerned profit tax (Tokyo, 18.01.1986).***
8. ***Federal Law #69-FL dd. 14.06.2002 "On ratification of the Agreement concluded between the Government of Russian Federation and the Government of Tajikistan on avoiding a double taxation and prevention a tax bilk concerned profit tax and capital tax".***
9. ***Federal Law #60-FL dd. 28.05.2001 "On ratification of the Agreement concluded between the Government of Russian Federation and Moldova republic on stimulation and reciprocal protection of***

capital investments"

8.8. Description of the order of taxation of revenues from the issuer's issued securities placed and in floatation

Order of taxation of revenues from the issuer's issued securities (dividends- on shares, interests – on bonds) shall be adjusted by the Tax Code of Russian Federation.

Table 1: Taxation of legal entities profit tax on the floated securities (subject to floatation) in form of dividends in accordance with legislation if force as for a date 2005:

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1.Profit's name on the floated securities	**Dividends**	
2. Security tax	Profit tax	
3. Tax rate	9 %	15 %
4.Order and terms of tax payment	Profit tax in form of dividends shall be collected from the source of such tax payment and shall be transferred to the budget by tax agent exercised this payment within 10 days form the date of tax payment.	Amount of the tax withheld from the foreign organizations shall be paid to the budget by tax agent at the same time with profit payment in a currency of this profit payment or in a currency of RF at the official rate of Central Bank as for a date of payments.
5. Features of taxation order for this category of securities owners	The total sum of the tax from the sum of dividends is defined as product of tax rate and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation under definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made	Elimination of double taxation. For exemption of taxation or application of a preferential taxation regime the tax payer (foreign organization) should confirm to the tax agent paying the profit before date of the profit payment that he is a resident of the state, with which Russian Federation has the international contract (agreement) adjusting taxation issues. Such confirmation should be certified by the authorized body of the corresponding foreign state. In a case non confirmation before the date of profit payment the tax agent is to obliged to withhold the profit tax of foreign organization. In accordance with par. 2 of art. 312 of Tax Code of RF (part 2) foreign profit recipient has right to reimburse the early withheld profit tax paid by him earlier within 3 years from the date of tax period termination when the profit tax was paid off under condition of granting by the foreign addressee of the income in the, tax body according the place of registration of the tax agent of corresponding documents (list is in art. 312 of the Tax Code of RF (part 2). Repayment of early withheld and paid tax shall be fulfilled within the month from the date of application and aforementioned documents.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations" of the Tax code of RF (part 2).	

Table 2. Taxation of profits of natural persons on the floated securities in form of dividends in accordance with legislation in force as for a date 2005.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	**Dividends**	
2. Profits' name on securities	Tax on the natural person's profits	
3. Tax rate	9 %	30 %

4. Order and terms of tax payment	Liability to withhold from the tax payer's income an amount of the tax and to pay it to the corresponding budget shall be entrusted to Russian organization as the source of income of tax payer in form of dividends (tax agent). Charged amount of tax shall be withheld directly from the tax payer's income under its actual payment. Tax agents shall to pay amounts of the accrued and withheld tax not later the date of actual money receipt to tax payment in bank, also the date of income transfer from the accounts of tax agents to accounts of tax payer or on his behalf to the third party's bank accounts.	
5. Features of taxation order for this category of securities owners	Total sum of tax on the dividend amount shall be defined as of as product of the rate of the tax and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation at definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made.	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2), art. 275 of the chapter 25 "Profit tax of organizations", Tax Code RF.	

Таблица 3. Taxation of legal entities profit subject to sale of allocated and subject to allocation securities, also interests from the bonds of the issuer in accordance with legislation in force as for the date 2005.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
Profit's name on the floated securities	**Profits from operations on securities sale, also percents on the issuer's bonds.**	**Profits from Russian organization's shares sale, whose assets more then 50% composed of real estates located on the RF territory, also percents on the issuer's bonds.**
2. Profits' name on securities	Profit tax	
3. Tax rate	24 %, where 6,5% shall be charged off to the federal budget, 17,5% - to the budgets of subject of RF. Tax rate of the tax subject to charge –off to the RF budgets according to the legislation of RF subjects.	20 %
4. Order and terms of tax payment	Tax subject to be paid off at the end of tax period shall be paid off not later the date provided by art. 289 of Tax Code of RF for tax declaration's submitting for the corresponding tax period. Advance payments on the tax over the results of reporting period shall be pad off not later the date determined for the tax declarations submitting for the corresponding tax period. Monthly advanced payments shall be paid in terms in 28 days at latest, as of the date of the end of the corresponding tax period. The taxpayers calculating the sums of monthly advance payments on the basis of actually received profits shall submit tax declarations in not later than the 28th of the month next following the month on the basis of which results the calculation of the tax is made. By results of the reporting (tax) period amounts of monthly advanced payments paid within the reporting (tax) period shall be set-off in the advance payments by the results of the reporting period. Advanced payments by the results of reporting period shall be set-off in account of tax payment by the results of tax period.	The Russian organization or the foreign organization performing activity in the Russian Federation through its permanent representation (tax agents) paying out income to a foreign organization shall with hold the sum of tax from the incomes of this foreign organization, in every payment (transfer) to it of monetary funds or in another receipt of incomes by the foreign organization. The tax agent shall be obliged to transfer the corresponding sum of tax in the course of three days after the day of payment (transfer) of the monetary funds to the foreign organization or of another receipt of incomes by the foreign organization.

5. Features of taxation order for this category of securities owners		If a foreign organization submits to the tax agent confirmation that this foreign organization has a constant location in this country, with whom Russian Federation has the international agreement regulating taxation issues, concerning the income on which the international agreement stipulates a preferential mode of taxation in Russian Federation, elimination of tax deduction from a source of payment or deduction of the tax under the lowered rates before the date of income payment.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations", Tax Code RF.	

Table 4.Taxation of natural' person's profit subject to sale of allocated and subject to allocation securities, also interests from the bonds of the issuer in accordance with legislation in force as for the date 2005.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	The profits of the RF sources are the follows: **- interests received from Russian organization, as well as interests received from Russian individual businessmen and (or) from a foreign organization in connection with the activity of its permanent representation in the Russian Federation;** **- profits on shares or other securities sale in RF, also participation share in the authorized capital of organizations;**	
2. Profits' name on securities	Natural person's profit tax	
3. Tax rate	13 %	30 %
4. Order and terms of tax payment	Tax amount calculation and payment is carried out by the tax agent by the end of fiscal period (fiscal year) or at carrying out by him monetary funds of the tax payer payment before the end of the fiscal period. At payment of monetary funds before the expire of scheduled fiscal period a tax shall be paid off from the profit's share equal to actual sum of monetary funds paid off.	
5. Features of taxation order for this category of securities owners	At the absence pf documentary approval of expenses a natural person entitled to use tax deduction in amount received due to securities sale in the ownership of tax payer less then three years but not exceeded 125 000 RUR. At securities selling in the ownership of tax payer during three years and more, the property tax deduction shall be granted in amount received due to securities selling by the tax payer. At the property selling in the aggregate share or aggregate joint ownership corresponding amount of the property tax deduction shall be distributed between owners of this property in proportion to their share or on mutual agreement.	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2)	

8.9. Information about the announced (accrued) and paid dividends on the issuer's shares, and income from the issuer's bonds

JSC "Kuzbassenergo" had paid dividends on ordinary shares only by results of the year 2000 during the last completed 5 fiscal years. Decision on dividends payment was accepted at the annual general meeting of shareholders in 8 of June 2001 (minutes №7 dd. 08.06.2001). Dividends were accrued in amount of RUR 0, 071 per one ordinary share of the Company in money form in the terms up to 07.09.2001. Total sum of accrued dividends amounted RUR 43037 thousand; and total sum paid amounted RUR 42 929 thousand as for a date of the 31st of August 2004, including by years:

2001 – RUR 35189;
2002– RUR 7675 ;
2003 - RUR 65.

The rest of non paid dividends was 108 thousands rubles including:
dead – 37 thousands rubles (successors did not legalize the legacy rights);
legal entities – 71 thousands rubles (dividends accrued to the legal entities were transferred to the settlement accounts indicated in the list of registered persons entitled to receive dividends as for a date of 23.04.2001 granted by the registrator JSC "Specialized registrator "Primula" in accordance with JSC "Kuzbassenergo order.

Because of not all persons registered in the company's shareholders register informed the holder of the company's shareholders register on changes in their data, dividends were paid back to the settlement account of JSC 'Kuzbassenergo". As the changes drawing up and banks requisites granting the Company transfers dividends accrued by the results of 2000 to the legal entities.

By the results of the year 2001 the general meeting of shareholders of JSC 'Kuzbassenergo" accepted: (minutes #10 dd. 21.06.2002) Due to existing financial result by the results of the year 2001 in amount of 2977 thousands rubles. The Board of Directors of JSC "Kuzbassenergo" recommended to annual general meeting of shareholders of the Company to adopt decision not to pay dividends on ordinary shares of the Company, not-distributed proceeds equal to RUR 2977 thousands to transfer in the Reserve Fund.
By the results of the year 2002 the annual general meeting of shareholders of the Company "Kuzbassenergo" accepted the decision: "not to pay dividends on ordinary shares of the Company by the results of the year 2002 " (minutes №11 dd. 02.06.2003).
By the results of the year 2002 the balance loss amounted RUR 53 1606 thousands was beard. In this connection the Board of Directors at their meeting spent 16.04.2003 recommended to the general meeting of shareholders not to pay dividends on ordinary shares of the Company by the results of the year 2002.

By the results of the year 2003 the annual general meeting of shareholders of JSC "Kuzbassenergo" accepted the following decision: "Not to pay dividends on ordinary shares of the Company by the results of the year 2003 (minutes №12 dd. 14.06.2004).
JSC "Kuzbassenergo" did not issue the bonds

8.10. Other information
There is no other information on the issuer and his securities

APPENDIX 1

Annual accounting report (without affiliated)

Auditor's opinion on the accounting report of the JSC "Kuzbassenergo" at the outcome of the year 2004

Audit of the accounting report of JSC "KUZBASSENERGO" (hereinafter – the Company) for the period of 2004 was made by ZAO "BDO Yunikon in accordance with the contact dd.11.08.2004 under the No. 10206-01-266/04, concluded according to resolution approved by general meeting of shareholders of the Company to elect as auditor of the Company ZAO BDO Yunikon (resolution №12 dd. 24.06.2004).

1. We have audited the accounting report for the period 2004, comprised of 65 pages, contain the following:

- balance sheet (form №1) – 6 pages ;
- Profit and losses Statement (form №2) – 3 pages;
- Statement of changes in equity (form №3) – 3 pages;
- Cash flow statement (form №4) – 3 pages;
- Appendix to the balance sheet (form №5) – 6 pages;
- Explanatory note – 44 pages.

The Executive Body of the Company is responsible for the preparation and presentation of these accounting statements in accordance with regulations fifed by Federal Law No. 129-FZ dd.21.11.1996 "About accounting" (with amendments and additions), Rules for accounting, Order of the Ministry of Finance of RF No.67н dd.22.07.2003 "About accounting statement's forms' and other regulations of RF, defined an order of accounting and accounting statements.

Mr. Mikhailov Sergey Nickolaevich as the general director of the Company is responsible for accounting organization, as observance of RF legislation under economic operations execution.

Mrs. Riumova Alevtina Nickolaevna as chief accountant of the Company is responsible for accounting policy forming, bookkeeping, timely presentation of full and reliable accounting reports.

Audit's liability is to express an opinion based on results of the audit on the truthfulness of the financial statements, in all material respect, and the compliance of the accounting procedures, in all material respects, with the legislation of the Russian Federation. The purpose of our work was not expression of opinion on full conformity of the Company's activity to the legislation of the Russian Federation and evaluation of the Company's management efficiency.

Our opinion cannot be considered by the user of the reporting as an expression of confidence of a steadiness of activity of the Society in the future.

2.The audit was conducted in accordance with Federal Law No.119-FZ dd. 07.08.2001 "On audit activities" and Federal audit rules (standards) approved by the Government of the Russian Federation No. 696 dd.23.09.2002 (with amendments and additions), other standards regulated audit, and also with company standards and audit methodic. Also we used internal rules (standards) of the accredited professional audit union IPAR.

Audit was planned and performed to obtain reasonable assurance that the financial statements of the Company are free of material misstatements. The audit included examination, on a test basis, of evidence supporting the amounts including estimates made by management, disclosures on the financial and operational activities of the Company, assessment of the accounting principles and methods, preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a sufficient basis for our opinion on the truthfulness of the financial statements in all

material respects and the compliance of the accounting procedures in all material respects with the legislation of the Russian Federation.

We established, that the Company does not create a reserve on depreciate securities on financial investments in the affiliates in a stage of bankruptcy proceedings. As a result, an overstating of the line 140 "Long term investments" as for a date of 01.01.2004 and 31.12.2004 by RUR 155 296 thousand took place.

3. In our opinion except for the effect on the accounting reports of the matters referred to in the preceding paragraph, the accounting statements of the Company attached to this report have been properly prepared to present, in all material respects, the financial position of the Company as at 31 December 2004 and financial results of its operations for the period from 1 January up to 31 December 2004.

4. Without further qualifying our opinion, we draw attention to information stated in the explanatory notes to the accounting report , in part " Disclosure of major reporting data. Additional share capital".
On 01.01.2004 the amount of additional share capital was increased by RUR 2 200 161 million , and unappropriated balance was reduced by the same amount due to reflection in accordance with earlier standards in force, of the sum in the structure of the additional share capital of gratuitously received values and accumulation fund on the major assets putted into operation during the last periods.

Due to inventory-taking this mistake was corrected on 31.12.04.

"03" of march 2004.

Deputy General director Z.A. Khailo

*(In-charge of the audit,
Auditor's qualification certificate for general audit № 012121 issued by Central certifying and licensing audit commission of the Ministry of Finance of RF dd.25.04.96,
Since 28.03.2002 was prolonged for unlimited terms (record №104 of Central certifying and licensing audit commission of the Ministry of Finance of RF).*

Auditor E.P. Krupnova

*(Auditor's qualification certificate for general audit of the Ministry of Finances № K017659 issued by Central certifying and licensing audit commission of the Ministry of Finance of RF dd.25.07.98,
Since 05.08.2004 was prolonged for unlimited terms (record №57 of Central certifying and licensing audit commission of the Ministry of Finance of RF).*

BALANCE SHEET

by the 31st of December 2004

	Codes		
Form № 1 by OKUD	0710001		
Date (year, month, date)	2004	12	31
by OKPO	105638		
INN	4200000333		
by OKVED	40.10.11		
by OKOPF/OKFS	47	41	
by OKEI	384		

Institution **"JSC "Kuzbassenergo"**
Tax payer code
Activity type: **production**
Legal form/ form of ownership : **joint-stock**
Measuring unit: **RUR thousands.**
Registered office: **30, Kuznetsky prospect, GSP-2, Kemerovo, 650000**

date of approval	
date of reception	24.02.2005

Assets	line's code	by the beginning of the reporting year	at the end of the reporting year
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	3	3
Including: Rights to the patents, programs, trade marks (service marks), other similar rights	111	3	3
organization expenses	112	-	-
business reputation of the company	113	-	-
Other types of intangible assets	114	-	-
Research and development results	115	-	-
Fixed assets	120	24 799 990	24 174 166
Including: lands and nature management objects	121	571 066	566 418
Buildings, machines and equipment, constructions	122	24 177 095	23 564 210
other fixed assets	123	51 829	43 538
Construction in progress	130	1 508 667	1 662 284
Including:			
Equipment to the plant	*13001*	*175 744*	*163 131*
Investments in the non-negotiable assets	*13002*	*1 332 923*	*1 499 153*
Profitable investments in material assets	135	10	8
Including: real estate being a subject to leasing	136	10	8
property granted under the lease contract	137	-	-
Long-term financial investments	140	207 134	484 581
Including: investments in the affiliated companies	141	206 477	483 924
investments in the subsidiaries	142	-	-
investments in the other institutions	143	657	657
loans granted to the companies within 12 months	144	-	-
other long-term financial investments	145	-	-
Deferred tax assets	148	422 358	527 682
Other non-negotiable assets	150	-	-
Total in the Section I	190	26 938 162	26 848 724
II. CIRCULATING ASSETS			

RESERVES	210	1 199 756	1 162 236
Including: raw materials, goods and other similar values	211	1 112 373	1 124 797
where:			
mazut	*21101*	*62 963*	*61 187*
coal	*21102*	*563 794*	*605 173*
diesel oil	*21103*	-	-
other process fuel	*21104*	-	-
spare parts	*21105*	*153 922*	*135 666*
other raw materials and goods	*21107*	*331 694*	*322 771*
Animals, growing and feeding	212	-	-
Costs of construction in progress	213	865	-
Finished products and goods for resale	214	2 523	2 297
Goods shipped	215	3 064	2 659
Deferred expenses	216	80 931	32 483
Other reserves and expenses	217	-	-
VAT for acquired assets	220	912 987	685 019
Where:			
VAT at the electricity purchasing at the FOREM	*22001*	*90 498*	*88 819*
Receivables (payments are expected more than in 12 months after the accounting date)	230	1 274 740	1 269 457
buyers and customers	231	515 197	441 634
where:			
invested by the federal budget	*23101*	-	-
invested by the RF subject's budget	*23102*	-	-
invested by the local budgets	*23103*	-	-
Other buyers and customers	*23104*	*515 197*	*441 634*
Bills to receipt	232	672 938	672 938
debt of the affiliated companies and subsidiaries	233	-	76 797
Advances paid	234	713	713
other debtors	235	85 892	77 375
Receivables (payments are expected within 12 months after accounting date)	240	3 466 642	2 456 687
buyers and costumers	241	1 591 663	1 115 042
where:			
at electricity sale through the FOREM inside the group	*24101*	-	-
middleman at the electricity and heat power sale	*24102*	-	-
companies invested by the Federal budget	*24103*	*16 626*	*11 991*
companies invested by the RF's budget	*24104*	*3 669*	*2 938*
companies invested by the local budgets	*24105*	*25 4 234*	*18 483*
other heat and electric power consumers	*24106*	*1 275 014*	*1 018 934*
abonent debts	*24107*	-	-
other buyers and costumers	*24108*	42 120	62 696
bills to be received	242	-	-
debts of the affiliated companies and subsidiaries	243	695 033	698 471
debts of members (founders) on contribution to the chartered capital	244	-	-
advances paid:	245	274 828	175 628
including:			
to the suppliers of electric and heat power	*24501*	*58 800*	*5 800*
fuel suppliers	*24502*	*65 203*	*35 011*
material suppliers	*24503*	*26 276*	*17 362*
construction companies	*24504*	*4 444*	*15 533*
repair companies	*24505*	*6 675*	*8 952*
services suppliers	*24506*	*22 841*	*60 828*
other advances paid	*24507*	*90 589*	32 142

other debtors	246	905 118	467 546
including:			
fines, penalties, forfeit under the contracts	*24601*	-	-
tax overpayment to the federal budget	*24602*	*2*	*37 648*
tax overpayment to the budgets of RF's subjects	*24603*	*260 152*	*154 423*
tax overpayment to the local budgets	*24604*	*159 775*	*81 692*
overpayment at the payments to the State off-budget funds			
debts in the RAO "UES of Russia" at the engineering services	*24605*	*3 207*	*2 781*
debt of RAO "UES of Russia" at the engineering services			
debt in the RAO "UES of Russia" at development works	*24607*	-	-
debt of RAO "UES of Russia" at development works	*24608*	-	-
Other debtors	*24609*	-	-
	24610	-	-
	24611	*481 982*	*191 002*
Short-term financial investments	250	5 421	29 340
loans granted to the companies within 2 months	251	-	-
other short-term financial investments	253	5 421	29 340
Money terms	260	62 187	262 702
Including:			
cash	261	271	296
settlement accounts	262	61 420	261 992
dollar accounts	263	-	-
other money terms:	264	496	414
including:			
special bank account	*26401*	*276*	*293*
monetary instruments	*26402*	*20*	*121*
transfers in transit	*26403*	*200*	-
Other circulating assets	270	-	-
Including:			
Intraeconomic settlings at the current operations	*27002*	-	-
Intraeconomic settlings at the construction	*27003*	-	-
Intraeconomic settlings at the development works	*27004*	-	-
Intraeconomic settlings at the change in the object's protection	*27006*	-	-
Intraeconomic settlings at the VAT	*27007*	-	-
Other circulating assets	*27005*	-	-
TOTAL for section II	290	6 921 733	5 865 441
BALANCE	300	33 859 895	32 714 165

LIBILITIES	**line's code.**	**At the beginning of the reporting period**	**At the end of the reporting period**
1	2	3	4
III. CAPITAL AND RESERVES			
Chartered capital	410	606 164	606 164
Including:			
privileged shares	*41001*	-	-
ordinary shares	*41002*	*606 164*	*606 164*
owned shares bought from shareholders	415	-	-
Surplus capital	420	24 557 347	22 236 879
Payments on the allocated property	423	-	-
Reserve capital	430	16 818	16 858
Reserves created according to laws	431	16 818	16 858
Reserves created under constituent documents	432	-	-
target financing and taking	450	-	-
Undistributed profit of past years	460	563 213	1 655 553

Uncovered loss of past yeas	465	-	-
Undistributed profit of the reporting year	470	-	-
Uncovered loss of the reporting year	475	-	(390 580)
Total in section III	490	25 743 542	24 124 874
IV. LONG-TERM LIABILITIES			
Loans and credits	510	3 000	-
bank credits subject to be paid off more the in 12 months after the reporting date	511	-	-
loans subject to be paid off more than in 12 months after the reporting date	512	3 000	-
Deferred tax liabilities	515	360 047	662 925
Other long-term liabilities	520	1 905 431	2 956 215
Including:			
Account payable of suppliers and contractors	52001	1 343 020	1 512 885
Account payable to the social funds	52002	146 933	383 790
Including:			
Pension fund of RF	*52003*	*81 597*	*35 982*
Medical insurance fund	*52004*	-	-
Employment fund	*52005*	-	-
Social insurance fund	*52006*	-	-
Fines and penalties to the State off-budget funds	*52007*	*65 336*	*347 808*
Account payable to the budget (restructured tax)	52008	*415 478*	*1 059 540*
Where:			
Federal Budget	*52009*	*412 236*	*1 021 326*
Budgets of RF's subjects	*52010*	*2 243*	*22 287*
Local budgets.	*52011*	*999*	*15 927*
Account payable at profit tax on the ground of transition	52020	-	-
Where:			
Federal Budget	*52021*	-	-
Budgets of RF's subjects	*52022*	-	-
Local budgets	*52023*	-	-
Other long-term liabilities	52012	-	-
TOTAL for section IV	590	2 268 478	3 619 140
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	2 109 851	2 445 505
bank credits subject to be paid off within the 12 months after the reporting date	611	1 555 161	1 671 535
loans subject to be paid off within the 12 months after the reporting date	612	554 690	773 970
Account payable	620	3 677 710	2 259 489
Including:			
suppliers and contractors	621	1 171 418	586 986
who:			
suppliers of electric power through the FOREM	*62101*	*162 903*	*165 709*
other suppliers of electric and heat power	*62102*	*9*	*16*
gas suppliers	*62103*	*35 137*	*65 954*
mazut suppliers	*62104*	*2 502*	*117*
coal suppliers	*62105*	*170 003*	*132 993*
other fuel suppliers	*62112*	-	-
construction companies	*62106*	*146 585*	*67 777*
repair companies	*62107*	*103 019*	*17 378*
abonent debts in RAO "UES of Russia"	*62108*	*371 627*	*60 000*
debts in the Concern Rosenergoatom	*62110*	*1 075*	*1 878*
debts on AES	*62111*	-	-
other suppliers and contractors	*62109*	*178 558*	*75 164*
abonent debts in JSC "SO TsDU UES"	*62113*	-	-
abonent debts in JSC "FSC"	*62114*	-	-
bills to be paid	622	972 822	425 488

debts in the Affiliated and subsidiaries	623	81 327	30 053
debts in the salary to the personnel	624	66 846	44 278
including:			
current	*62401*	*66 846*	*44 278*
past-due	*62402*	*-*	*-*
debt in the State off-budget funds	625	74 032	50 177
including:			
Pension fund of RF	*62501*	*62 299*	*37 213*
Medical insurance fund	*62502*	*3 138*	*124*
Employment fund	*62503*	*-*	*-*
Social insurance fund	*62504*	*559*	*82*
Fines and penalties to the State off-budget funds	*62505*	*8 036*	12 758
debts in tax and fines	626	648 906	415 795
debts in the budget current	62610	616 258	415 795
including:			
Federal budget	*62601*	*385 484*	*209 009*
RF's subjects budget	*62602*	*177 616*	*124 276*
local budgets	*62603*	*53 158*	*82 510*
profit tax debt in the budget on the ground of transition	62620	*32 648*	-
Including:			
Federal budget	*62621*	*10 202*	-
RF's subjects budget	*62622*	*19 725*	-
local budgets	*62623*	*2 721*	-
Advances received	627	112 769	271 724
including from:			
consumers of electric power thought the FOREM	*62701*	-	-
other consumers of electric and heat power	*62702*	*110 483*	*267 810*
other advances received	*62703*	*2 286*	3 914
other creditors	628	549 590	434 988
including:			
VAT in not paid products	*62801*	*524 544*	*431 421*
Debt to the off-budget fund NIOKR	*62802*	-	-
debts in the RAO "UES of Russia" at the engineering services	*62804*	-	-
debt of RAO "UES of Russia" at the engineering services	*62805*	-	-
debt in the RAO "UES of Russia" at development works	*62806*	-	-
debt of RAO "UES of Russia" at development works	*62807*	-	-
Other creditors	*62808*	25 046	3 567
Debt to the participants (founders) in profit payment	630	141	141
Profit of the future periods	640	60 173	265 016
Reserves of the future expenditures	650	-	-
Other short-term liabilities	660	-	-
TOTAL in the section V	690	5 847 875	4 970 151
BALANCE	700	33 859 895	32 714 165

REFERENCE ON THE VALUES AVAILABILITY ACCOUNTED ON THE OFF-BALANCE ACCOUNTS

Index	Line's code	By the beginning of the period	by the end of the reporting period
1	2	3	4
Borrowed fixed assets	910	26 369	6 595
Including assets under lease	911	7 438	-
inventory holdings taken in custody	920	41 432	8 703
goods taken on commission	930	-	-
Written-off irrecoverable debt	940	93 533	555 882
Security for liabilities and payments, received	950	240 032	183 951

Security for liabilities and payments, provided	960	1 665 978	1 127 560
Depreciation of housing stock	970	1 830	1 370
Depreciation of objects of external development and similar objects	980	-	-
Forms of strict accounting	990	-	-
fixed assets granted to lease	992	-	-
Intangible assets receipt in using	995	-	-

PROFIT AND LOSSES STATEMENT

		Codes		
	Form № 2 by OKUD	0710002		
By the 31st of December 2004	Date (year, month, date)	2004	12	31
Institution: **JSC "Kuzbassenergo"**	by OKPO	105638		
Tax payer identify number	INN	4200000333		
Activity type: production	by OKVED	40.10.11		
Legal form/form of ownership: **Joint-stock**	by OKOPF/OKFS	47/41		
Measuring unit : RUR thousands	by OKEI	384		

at the shipped goods

Index	Line's code.	During the reporting period	During the similar period of the previous year
1	2	3	4
I. Income and expenses from ordinary activities			
Revenues (net) from sales of goods, products, work, services (minus VAT, excise duties and similar binding payments)	**010**	**16 704 631**	**16 993 144**
Including due to sale of			
electric power to the internal consumers	011	12 612 924	13 306 092
electric power for export	012	-	-
Heat power	013	3 497 399	3 180 396
Abonent payment (for RAO "UES of Russia")	014	-	-
Other goods, works and services of industrial nature	015	584 911	454 082
Other goods, works and services of not industrial nature	016	9 397	52 574
Income due to electric and heat power transporting	**020**	**(14 825 003)**	**(15 325 761)**
Net cost of the sold goods, services, works			
Including due to sale	021	(11 443 017)	(12 049 157)
Electric power to the internal consumers	022	-	-
Electric power for export	023	(3 016 604)	(2 887 406)
Heat power	024	-	-
Abonent payments (for RAO "UES of Russia")	025	(356 871)	(330 484)
Other goods, works and services of industrial nature	026	(8 511)	(58 714)
Gross profit (010-020)	**029**	**1 879 628**	**1 667 383**
Commercial expenses	030	(941)	(19 235)
Management expenses	040	-	-
Profit (loss) from sales (lines (010 - 020 - 030 - 040))	**050**	**1 878 687**	**1 648 148**
II. Other profit and loss			
Interest receivable	060	922	533
Outstanding interest	070	(199 188)	(265 194)
Income from participation in other organizations	080	2 659	-
Other operating income	090	1 153 455	2 686 164
Other operating expenses	100	(1 643 627)	(2 858 157)
Extraordinary income	120	185 393	116 376
Extraordinary charges	130	(1 568 712)	(830 462)
Before-tax profit (loss) (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	**140**	**(190 411)**	**497 408**
Deferred tax assets	143	105 765	106 879
Deferred tax liabilities	144	(169 196)	(148 212)
Current profit tax	145	(291 178)	(323 629)
	146	156 457	(132 759)
Profit tax and other similar binding payments	**150**	**(198 152)**	**(497 721)**

Profit (loss) caused by the daily activity (lines 140-150)	**160**	**(388 563)**	**(313)**
III. Extraordinary profit and losses			
Extraordinary profit	170	9 262	4 856
Extraordinary loss	180	(11 279)	(3 753)
capitalized profit (loss)	184	-	-
Net profit (unappropriated) (losses) of the reporting period (lines 160 + 170 – 180+184)	**190**	**(390 580)**	**790**
AS REFERENCE:			
Fixed tax assets	195	-	-
Fixed tax liabilities	196	368 144	212 683
AS REFERENCE:			
Base profit (loss)per share	201	0,00	0,00
Watered profit (loss) per share	202	0,00	0,00

DECODING OF SOME PROFITS AND LOSSES

FIGURE'S NAME	line's code	for the reporting period		for the same period of the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	1	2
Fines, penalties, acknowledged or imposed by the court (arbitration) decision	210	7 452	2 965	783	4 359
Profit (loss) of past years	220	126 782	6 818	50 032	126 572
Compensation for damages caused by non-performance or improper performance of liabilities	230	-	-	-	-
Rate difference in foreign exchange operations	240	-	5	1	29
Transfers to estimating reserves	250	-	-	-	-
Writing off past-due receivables and payables	260	9 448	393 414	31 290	25 668

STATEMENT ON CHANGES IN CAPITAL

		Codes		
	Form №3 by OKUD	0710003		
For the year **2004**	Date (year, month, date)	2005	12	31
Institution: JSC **"Kuzbassenergo"**	by OKOO	105638		
Identification number of tax payer	INN	4200000333		
Activity type: Production	By OKVED	4.10.11		
Legal form:/ form of ownership: joint stock	By OKOPA/OKFS	47	41	
Unit of measure: RUR thousands	By OKEI	384		

Registered office: 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000

1. Changes in capital

Figure's name	code	Chartered capital	Surplus capital	Reserve capital	unappropriated profit (uncovered loss)	Total
1	2	3	4	5	6	7
Balance by the 31st of December of the year previous to the past.	010	606 164	19 781 299	16 818	374 682	20 778 963
2003 (previous year)						
changes in accounting policy	011	x	x	x	-	-
Result of the revaluation of the objects of the fixed assets	012	x	3 892 502	x	(284)	3 892 218
Changes in book-keeping regulations	013	x	-	-	148 981	148 981
Balance by the 1st of January of the past year	020	606 164	23 673 801	16 818	523 379	24 820 162
Result of conversion of currency	023	x	-	x	x	-
Net profit	025	x	x	x	790	790
Dividends	026	x	x	x	-	-
Assignments to the surplus fund	030	x	x	-	-	-
Capital increasing due to:	040	0	-	-	68 575	68 575
Additional issue of stocks	041	-	x	x	x	-
Increasing of the stocks nominal value	042	-	x	x	x	-
Reorganization of legal entity	043	-	x	x	-	-
Other	044	-	-	x	68 575	68 575
Reducing of the capital due to:	050	-	(68 579)	-	(29 243)	(97 822)
Reducing of the stock nominal	051	-	x	x	x	-
Уменьшения количества акций	052	-	x	x	x	-
Reducing of stock's number	053	-	x	x	-	-
Reorganization of legal entity	054	-	(68 579)	-	(29 243)	(97 822)
Other	060	606 164	23 605 222	16 818	563 501	24 791 705
2004 (reporting year)						
Changes in accounting politics	061	x	x	x	-	-
Result of the revaluation of the objects of the fixed assets	062	x	952 125	x	(288)	951 837
Changes in book-keeping regulations	063	x	-	-	-	-
Balance by the 1st of January of the reporting year	100	606 164	24 557 347	16 818	563 213	25 743 542
Result of conversion of currency	103	x	-	x	x	-
Net profit	105	x	x	x	(390 580)	(390 580)

Dividends	106	x	x	x	-	-
Assignments to the surplus fund	110	x	x	40	(40)	-
Capital increasing due to:	120	-	-		2 320 452	2 320 452
Additional issue of stocks	121	-	x	x	x	-
Increasing of the stocks nominal value	122	-	x	x	x	-
Reorganization of legal entity	123	-	x	x	-	-
Other	124	-	-	-	2 320 452	2 320 452
Reducing of the capital due to: Уменьшение	130	-	(2 320 468)	-	(1 228 072)	(3 548 540)
Reducing of the stock nominal	131	-	x	x	x	-
Reducing of stock's number	132	-	x	x	x	-
Reorganization of legal entity	133	-	x	x	-	-
other	134	-	(2 320 468)	-	(1 228 072)	(3 548 540)
Balance by the 31st of December of the reporting year	140	606 164	22 236 879	16 858	1 264 973	24 124 874

II. RESERVES

Index		Balance	received	used	balance
Name	Code				
1	2	3	4	5	6
Reserves founded in accordance with the legislation Data of the previous year	150	16 818	-	-	16 818
Data of the reporting year	151	16 818	40	-	16 858
Reserves founded in accordance with the legislation Data of the previous year	152	-	-	-	-
Data of the reporting year	153	-	-	-	-
Evaluation reserves **Reserves on the doubtful debts** Data of the previous year	160	189 752	146 300	(189 752)	146 300
Data of the reporting year	161	146 300	200 000	(146 300)	200 000
Reserve against the financial investments devaluation Data of the previous year	162	-	-	-	-
Data of the reporting year	163	-	-	-	-
Reserve on the liabilities arisen due to go out of business recognition Data of the previous year	164	-	-	-	-
Data of the reporting year	165	-	-	-	-
Reserve created due to the consequences of economic activity factors Data of the previous year	166	-	-	-	-
Data of the reporting year	167	-	-	-	-
Reserve against the of stocks of materials and capital equipment's cost reducing. Data of the previous year	168	-	-	-	-
Data of the reporting year	169	-	-	-	-
Other Data of the previous year	170	-	-	-	-

Data of the reporting year	171	-	-	-	-
Reserves on further expenses: **Reserve on remunerations payment at the outcome of the year** Data of the previous year	180	-	-	-	-
Data of the reporting year	181	-	-	-	-
Reserve on vacation pay (including assignments). Data of the previous year	182	-	-	-	-
Data of the reporting year	183	-	-	-	-
Reserve on payment of long-service annual bonus Data of the previous year	184	-	-	-	-
Data of the reporting year	185	-	-	-	-
Reserve on repair of the fixed assets Data of the previous year	186	-	1 699 047	(1 699 047)	-
Data of the reporting year	187	-	1 286 605	(1 286 605)	-
Other Data of the previous year	188	-	-	-	-
Data of the reporting year	189	-	-	-	-

REFERENCES

Index		Balance by the beginning of the year		Balance at the end of the year	
Name	Code				
1	2	3		4	
1) Net assets	200	25 803 715		24 389 890	
		From the budget		From the off-budget funds	
		During the reporting period	During the previous year	During the reporting year	During the previous year
		3	4	5	6
2) Received for expenditures over the daily activity – total	210	-	-	-	-
Including:					
Compensations of Chernobyl veterans	211				
	212				
Capital investments in the intangible assets	220	-	-	-	-
Including:					
	221				
	222				

CASHFLOW STATEMENTS

		Codes		
	Form №4 by OKUD	0710004		
For the year **2004**	Date (year, month, date)	2004	12	31
Institution: "**JSC "Kuzbassenergo"**	By OKPO	105638		
Identification number of tax payer	INN	4200000333		
Activity type: **Production**	By OKVED	40.10.11		
Legal form/ form of ownership: corporate	by OKOPF/OKFS	47	41	
Measuring unit: RUR thousands.	By OKEI	384		

Figure		During the reporting period	During the similar period of the previous year
name	code		
1	2	3	4
Demand balance at the beginning of the reporting period	010	61 967	163 869
Cash flow provided by current activities Assets received from the buyers, customers	020	13 553 038	14 065 466
Proceeds from the purchased foreign currency	030	1 039	7 191
Proceeds from emergency circumstances	040	9 249	4 837
Receipts from the account inside the company	045	22 274 246	21 053 251
Other proceeds (income)	050	6 376 530	4 816 402
Cash outflow, aimed to:			
Payment of acquired goods, works, services, raw materials and other circulating assets	150	(9 644 829)	(11 294 243)
remuneration of labour	160	(1 240 053)	(1 298 611)
dividends and interests paid	170	-	(65)
Tax and fees paid	180	93 095 088)	(2 860 639)
Payment caused by emergency circumstances	181	(3 140)	-
Transfer from the account to account inside the company	182	(22 274 246)	(21 053 251)
Social payments	183	(109 694)	(84 944)
Other expenses (payments)	190	(4 317 265)	(2 398 913)
Net cash provided by the current activity	200	1 529 787	956 481
Cashflow from investing activity Proceeds from sale of the fixed asset's objects and other intangible assets	210	42 489	27 819
Proceeds from securities sale and other financial investments	220	233 517	98 301
Received dividends	230	2 500	1 744
Received interests	240	2	45
Proceeds from repayment of loan granted to the other companies.	250	500	600
Other proceeds	260	-	-
Acquisition of affiliated companies	280	(60 482)	-
Acquisition of the objects of the fixed assets, income investments and intangible assets	290	(1 221 409)	(754 955)
Acquisition of securities and other financial investments	300	(270 111)	(338 013)
Loans granted to other companies	310	(500)	(600)
Other expenses	320	-	-
Net cash from the investing activity	340	(1 273 494)	(965 059)

Cashflow from financing activity			
Proceeds from the stock issue or other share securities	350	-	-
Proceeds from loans and credits granted to other companies	360	5 696 000	6 063 990
Proceeds provided by target financing	370	-	-
Other income	380	-	-
Repayment of loans and credits (except percents)	390	(5 580 000)	(5 920 990)
Extinction of obligation under the finance lease	400	(5 412)	-
Other expenses	405	(166 267)	(236 324)
Net cash provided by financing activity	410	(55 679)	(93 324)
Net increasing (decreasing) of cash and cash equivalents	420	200 614	(101 902)
Balance of money terms at the end of the reporting period	430	262 581	61 967
Ratio of foreign currency to the RUR	440	-	-

APPENDIX TO THE BALANCE SHEET

	Codes		
From № 5 by OKUD	0710005		
Date (year, month, date)	2004	12	31
By OKPO	105638		
INN	4200000333		
By OKVED	40.10.11		
by OKOPF/OKFS	47	41	
By OKEI	384		

Fro the year **2004**
Institution: JSC “Kuzbassenergo”
Tax payer code:
Activity type: Production
Legal form/ form of ownership: joint-stock
Measuring unit: RUR thousands

Intangible assets

Figure		Availability at the beginning of the reporting year	Received	Retired	Availability by the end of the reporting year
name	Code				
1	2	3	4	5	6
Objects of intellectual property (exclusive rights to the results of intellectual property)	010	4	0	0	4
Including: Patent holder has exclusive right to invention, production prototype, utility model	011	-	-	-	0
Right holder has right to the computer programs, data base.	012	-	-	-	0
The Holder has right to the trade mark and service mark, name of the goods origin	014	4	-	-	4
Organization expenses	020	-	-	-	0
Business reputation of the company	-	-	-	-	0
Other	040	-	-	-	0
Total	045	4	-	-	4

Index		At the beginning of the reporting period	At the end of the reporting period
Name	Code		
1	2	3	4
Amortization of the intangible assets – total	050	1	6

Fixed assets

Figure		Availability at the beginning of the reporting year	Received	Retired	Availability by the end of the reporting year
name	code				
1	2	3	4	5	6
Buildings	110	8 887 164	291 171	(222 321)	8 956 014
Constructions and transfer mechanisms	111	26 092 637	404 487	(86 461)	26 410 663
Machines and equipment	112	33 927 102	752 995	(229 047)	34 451 050
Transport	113	295 993	14 402	(109 819)	200 576

Production and household equipment	114	85 170	12 606	(19 351)	78 425
Plough cattle	115	0	0	-	0
Productive cattle	116	0	0	-	0
Long-term plantings	117	341	-	-	341
Other types of the fixed assets	118	4 373	589	(792)	4 170
Lands and objects of nature management	119	571 066	40	(4 688)	566 418
Capital investments in the radical land amelioration.	120	0	-	-	0
Total:	130	69 863 846	1 476 290	(672 479)	70 667 657

Figure		at the beginning of the reporting year	at the end of the reporting year
Name	code		
1	2	3	4
Amortization of the fixed assets – total	140	45 063 856	46 493 491
Including:			
Buildings and constructions	141	18 796 598	21 465 990
Machines, equipment, transport	142	26 229 616	24 988 649
Other	143	37 642	38 852
Objects of the fixed assets handed over the lease – total	150	812 663	574 245
Including:			
Buildings and constructions	151	439 180	345 835
Machines, equipment, transport	152	326 140	202 875
Other	153	47 343	25 535
Objects of the fixed assets handed over the mothballing	155	104 684	215 416
Objects of the fixed assets rented.	160	26 369	6 595
Including:			
Buildings and constructions	161	25 884	6 290
Machines, equipment, transport	162	485	305
Other	163	0	0
Real estate objects accepted to maintenance and being in the State registration .	165	39 745	88 385
	code	At the beginning of the reporting year	At the beginning of the previous year
As reference .	2	3	4
Result of the fixed assets revaluation:	170	951 837	3 892 218
original (replacement) price	171	4 039 014	12 086 274
amortization	172	3 087 177	8 194 056
Change in the cost of the fixed assets objects due to rebuilding, reequipment, reconstruction, partial liquidation.	code	At the beginning of the reporting year	At the beginning of the previous year
	2	3	4
	180	1 243 495	1 284 653

Income investments in the material values

Figure		Availability at the beginning of the reporting year	Received	Retired	Availability at the end of the reporting year
Name	code				
1	2	3	4	5	6
Property care of leasing	210	-	-	-	0
Property submitted under the lease contract	220	-	-	-	0
Other	230	13	-	-	13
Total	240	13	0	0	13

	code	at the beginning of the reporting year	at the end of the reporting year
1	2	3	4
Amortization of revenue investments in the material values	250	3	5

Expenditures on research engineering , development activity and technological works (NIOKR).

Work		Availability at the beginning of the reporting period	Received	Retired	Availability at the end of the reporting period
name	code				
1	2	3	4	5	6
total	310	2 078	10 553	(11 022)	1 609
Including:					
Elaboration of technical documentation	311	1 039	-	(1 039)	0
	312	-	-	-	0
other	313	1 039	10 553	(9 983)	1 609

	Code	At the beginning of the reporting year	At the end of the reporting year
As reference. Amount of expenditures on the unfinished research engineering , development activity and technological works			
	2	3	4
	320	-	-

	code	During the reporting period	During the similar period of the previous year
Amount of expenditures on research engineering , development activity and technological works not given positive results referred to the extraordinary expenditures.			
	2	3	4
	330	6 659	5 706

Expenditures on nature resources elaboration

Figures		Balance at the beginning of the reporting period	Received	Retired	Balance at the end of the reporting period
Name	Code				
1	2	3	4	5	6
Expenditures on nature resources elaboration - total	410	0	0	0	0
Including:					
	411	0	0	0	0
	412	0	0	0	0
	413	0	0	0	0

	code	At the beginning of the reporting year	At the end of the reporting year
As reference. Amount of expenses on depth sections, not finished research and a deposit evaluation, investigation and (or) hydro-geological researches and other similar activity			
	420	-	-
Amount of expenditures provided by nature resources elaboration referred to the extraordinary expenses as ineffective in the reporting period.	430	-	-

Financial investments

Figure		Long-term		Short-term	
Name	code	At the beginning of the reporting year	At the end of the reporting year	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4	5	6
Investments in the chartered (pooled) capitals of other companies - total	510	207 134	484 581	0	0
Including: affiliated and subsidiaries	511	206 477	483 924	0	0
State and municipal securities	515	0	0	0	0
Securities of other companies – total	520	0	0	5 421	29 340
Including debt securities (bonds, bills)	521	0	0	5 421	29 340
Granted loans	525	0	0	0	0
Deposits	530	0	0	0	0
Other	535	0	0	0	0
Total	540	207 134	484 581	5 421	29 340
Financial investments having a current market value from the total amount: Investments in the chartered (pooled) capitals of other companies - total	550	0	0	0	0
Including: affiliated and subsidiaries	551	0	0	0	0
State and municipal securities	555	0	0	0	0
Securities of other companies – total	560	0	0	0	0
Including debt securities (bonds, bills)	561	0	0	0	0
Other	565	0	0	0	0
Total	570	0	0	0	0
As reference: At the financial investments having a current market value, change in the cost resulted valuation correction.	580	0	0	0	0
At the debt securities, difference between the initial cost and nominal cost is referred to the financial result of the reporting year.	590	0	0	0	0

Accounts payable and receivable.

Index		Balance by the beginning of the reporting year	Balance by the end of the reporting year
Name	code		
1	2	3	4
Accounts receivable:			
Short-term – total	610	3 466 642	2 456 687
Including: Payments with buyers and customers	611	1 591 663	1 115 042
Advances paid	612	274 828	175 628
Other	613	1 600 151	1 166 017
Long-tern – total	620	1 274 740	1 269 457
Including:			
Payments with buyers and customers	621	515 197	441 634
Advances paid	622	713	713
Other	623	758 830	827 110

Total	630	4 741 382	3 726 144
Account payable:			
Short-term- total	640	5 787 561	4 704 994
Including:			
Payments with suppliers and contractors	641	1 171 418	586 986
Advances received	642	112 769	271 724
Tax and fees paid	643	648 906	415 795
Credits	644	1 555 161	1 671 535
Loans	645	554 690	773 970
Other	646	1 744 617	984 984
Long-term – total	650	1 908 431	2 956 215
including: Payments with suppliers and contractors	651	1 343 020	1 512 885
Tax and fees paid	652	415 478	1 059 540
Credits	653	-	-
Loans	654	3 000	-
Other	655	146 933	383 790
Total	660	7 695 992	7 661 209

Expenditures on the principal activity (on the expenses segments)

Index		During the reporting period	During the previous year
Name	code		
1	2	3	4
Tangible expenses	710	7 115 885	7 411 789
Remuneration of labour	720	1 077 232	1 053 824
Social needs assignments	730	330 219	337 839
Amortization	740	1 771 041	1 662 780
Other expenses	750	4 531 567	4 878 764
Total on the expenses segments	760	14 825 944	15 344 996
Change of balance (growth [+], reducing [-]):			
work-in-process	765	(865)	(4)
Further period expenses	766	(48 448)	(20 035)
Further expenses funds	767	-	-

Guarantee

Figure		Balance by the beginning of the reporting year	Balance by the end of the reporting year
Name	Code		
1	2	3	4
Received – total	810	240 032	183 951
Including:			
bills of credit	811	240 032	183 951
Real estate being in pledge	820	0	0
Where			
objects of the fixed assets	821	-	-
Securities and other financial investments	822	-	-
Other	823	-	-
Granted – total	830	1 665 978	1 127 560
Including:			
bills of credit	831	-	160 802
Real estate being in pledge	840	1 665 978	966 758

Where			
objects of the fixed assets	841	64 142	-
Securities and other financial investments	842	-	-
Other	843	1 601 836	966 758

State assistance

Figure		Reporting period	During the same period of the previous year
Name	Code		
1	2	3	4
Budgetary cash received in the reporting period – total	910	0	0
Including:			
	911		
	912		

		By the beginning of the reporting period	Received during the reporting period	Repaid during the reporting period	By the end of the reporting period
1	2	3	4	5	6
Budgetary credits – total	920	0	0	0	0
Including:	921				
	922				

APPENDIX 2

Quarterly accounting report (except affiliated)

BALANCE SHEET

At the 31st of March 2005

		Codes		
	Form № 1 пby OKUD	0710001		
	Date (year, month, date)	2005	03	31
Institution: *JSC "Kuzbassenergo"*	By OKPO	105638		
Tax payer identification number:	INN	4200000333		
Activity type: production	By OKVED	40.10.11		
Legal form/ form of ownership: *joint stock*	By OKOPF/OKFS	47/41		
Measuring unit: ***RUR thousand.***	By OKEI	384		

Location: (address) 30, Kuznetsky prospect, Kemerovo

Date of approval	
Date of sending (receipt)	28.04.20052005

ASSETS	Код line's code.	At the beginning of the reporting period	At the end of the reporting period
1	2	3	4
I. NON-NEGOTIABLE ASSETS			
Intangible assets	110	3	3
Including: Rights to the patents, programs, trade marks (service marks), other similar rights	111	3	3
organization expenses	112	-	-
business reputation of the company	113	-	-
Other types of intangible assets	114	-	-
Research and development results	115	-	-
Fixed assets	120	26 850 869	26 398 481
Including: lands and nature management objects	121	566 418	566 418
Buildings, machines and equipment, constructions	122	26 240 776	25 789 175
other fixed assets	123	43 675	42 888
Construction in progress	130	1 662 284	1 959 223
Including:			
Equipment to the plant	*13001*	*163 131*	*171 800*
Investments in the non-negotiable assets	*13002*	*1 499 153*	*1 787 423*
Profitable investments in material assets	135	8	8
Including: real estate being a subject to leasing	136	8	8
property granted under the lease contract	137	-	-
Long-term financial investments	140	484 581	483 570
Including: investments in the affiliated companies	141	483 924	482 923
investments in the subsidiaries	142	-	-

investments in the other institutions	143	657	647
loans granted to the companies within 12 months	144	-	-
other long-term financial investments	145	-	-
Deferred tax assets	148	527 682	577 828
Other non-negotiable assets	150	-	-
Total in the Section I	190	29 525 427	29 419 113
II. CIRCULATING ASSETS			
RESERVES	210	1 162 236	822 304
Including: raw materials, goods and other similar values	211	1 124 797	785 119
where:			
mazut	*21101*	*61 187*	*42 359*
coal	*21102*	*605 173*	*265 897*
diesel oil	*21103*	-	-
other process fuel	*21104*	-	-
spare parts	*21105*	*135 666*	*142 139*
other raw materials and goods	*21107*	*322 771*	*334 724*
Animals, growing and feeding	212	-	-
Costs of construction in progress	213	-	-
Finished products and goods for resale	214	2 297	2 312
Goods shipped	215	2 659	2 003
Deferred expenses	216	32 483	32 870
Other reserves and expenses	217	-	-
VAT for acquired assets	220	685 019	558 971
Where: *VAT at the electricity purchasing at the FOREM*	*22001*	*88 819*	*74 256*
Receivables (payments are expected more than in 12 months after the accounting date)	230	1 269 457	1 194 839
buyers and customers	231	441 634	365 365
where:			
invested by the federal budget	*23101*	-	-
invested by the RF subject's budget	*23102*	-	-
invested by the local budgets	*23103*	-	-
Other buyers and customers	*23104*	*441 634*	*365 365*
Bills to receipt	232	672 938	672 938
debt of the affiliated companies and subsidiaries	233	76 797	76 883
Advances paid	234	713	713
other debtors	235	77 375	78 940
Receivables (payments are expected within 12 months after accounting date)	240	2 456 687	2 930 375
buyers and costumers	241	1 115 042	1 485 207
where:			
at electricity sale through the FOREM inside the group	*24101*	-	-
middleman at the electricity and heat power sale	*24102*	-	-
companies invested by the Federal budget	*24103*	*11 991*	*25 517*
companies invested by the RF's budget	*24104*	*2 938*	*6 125*
companies invested by the local budgets	*24105*	*18 483*	*2 408*
other heat and electric power consumers	*24106*	*1 018 934*	*1 386 732*
abonent debts	*24107*	-	-
other buyers and costumers	*24108*	62 696	*64 425*
bills to be received	242	-	-
debts of the affiliated companies and subsidiaries	243	698 471	773 901
debts of members (founders) on contribution to the chartered capital	244	-	-

advances paid:	245	175 628	291 395
including:			
to the suppliers of electric and heat power	*24501*	*5 800*	*30 087*
fuel suppliers	*24502*	*35 011*	*23 174*
material suppliers	*24503*	*17 362*	*36 362*
construction companies	*24504*	*15 533*	*38 159*
repair companies	*24505*	*8 952*	*11 518*
services suppliers	*24506*	*60 828*	*60 993*
other advances paid	*24507*	*32 142*	*91 102*
other debtors	246	467 546	379 872
including:			
fines, penalties, forfeit under the contracts	*24601*	-	-
tax overpayment to the federal budget	*24602*	*37 648*	*25 811*
tax overpayment to the budgets of RF's subjects	*24603*	*154 423*	*151 043*
tax overpayment to the local budgets	*24604*	*81 692*	*33 914*
overpayment at the payments to the State off-budget funds	*24605*	*2 781*	*566*
debts in the RAO "UES of Russia" at the engineering services	*24607*	-	-
debt of RAO "UES of Russia" at the engineering services	*24608*	-	-
debt in the RAO "UES of Russia" at development works	*24609*	-	-
debt of RAO "UES of Russia" at development works	*24610*	-	-
Other debtors	*24611*	*191 002*	*168 538*
Short-term financial investments	250	29 340	90 849
loans granted to the companies within 2 months	251	-	-
other short-term financial investments	253	29 340	90 849
Money terms	260	262 702	472 536
Including:			
cash	261	296	244
settlement accounts	262	261 992	471 092
dollar accounts	263	-	-
other money terms:	264	414	1 200
including:			
special bank account	*26401*	*293*	*165*
monetary instruments	*26402*	*121*	*242*
transfers in transit	*26403*	-	*793*
Other circulating assets	270	-	-
Including:			
Intraeconomic settlings at the current operations	*27002*	-	-
Intraeconomic settlings at the construction	*27003*	-	-
Intraeconomic settlings at the development works	*27004*	-	-
Intraeconomic settlings at the change in the object's protection	*27006*	-	-
Intraeconomic settlings at the VAT	*27007*	-	-
Other circulating assets	*27005*	-	-
TOTAL for section II	290	5 865 441	6 069 874
BALANCE	300	35 390 868	35 488 987

LIABILITIES	**Line's code.**	**At the beginning of the reporting period**	**At the end of the reporting period**
1	2	3	4
III. CAPITAL AND RESERVES			
Chartered capital	410	606 164	606 164
Including:			
privileged shares	*41001*	-	-
ordinary shares	*41002*	*606 164*	*606 164*
owned shares bought from shareholders	415	-	-
Surplus capital	420	24 913 582	24 911 321

Payments on the allocated property	423	-	-
Reserve capital	430	16 858	16858
Reserves created according to laws	431	16 858	16 858
Reserves created under constituent documents	432	-	-
target financing and taking	450	-	-
Undistributed profit of past years	460	1 264 973	1 265 451
Uncovered loss of past yeas	465	-	-
Undistributed profit of the reporting year	470	-	705 853
Uncovered loss of the reporting year	475	-	-
TOTAL for section III	490	26 801 577	27 505 647
IV. LONG-TERM LIABILITIES			
Loans and credits	510	-	-
bank credits subject to be paid off more the in 12 months after the reporting date	511	-	-
loans subject to be paid off more than in 12 months after the reporting date	512	-	-
Deferred tax liabilities	515	662 925	689 148
Other long-term liabilities	520	2 956 215	2 905 805
Including:			
Account payable of suppliers and contractors	52001	1 512 885	1 512 258
Account payable to the social funds	52002	383 790	371 878
Including:			
Pension fund of RF	*52003*	*35 982*	*26 981*
Medical insurance fund	*52004*	-	-
Employment fund	*52005*	-	-
Social insurance fund	*52006*	-	-
Fines and penalties to the State off-budget funds	*52007*	*347 808*	*344 897*
Account payable to the budget (restructured tax)	52008	*1 059 540*	*1 021 669*
Where:			
Federal Budget	*52009*	*1 021 326*	*983 455*
Budgets of RF's subjects	*52010*	*22 287*	*22 287*
Local budgets	*52011*	*15 927*	*15 927*
Account payable at profit tax on the ground of transition	52020	-	-
Where:			
Federal Budget	*52021*	-	-
Budgets of RF's subjects	*52022*	-	-
Local budgets	*52023*	-	-
Other long-term liabilities	52012	-	-
TOTAL for section IV	590	3 619 140	3 594 953
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	2 445 505	1 921 555
bank credits subject to be paid off within the 12 months after the reporting date	611	1 671 535	1 403 875
loans subject to be paid off within the 12 months after the reporting date	612	773 970	517 680
Account payable	620	2 259 489	2 089 564

Including:			
suppliers and contractors	621	586 986	697 026
who:			
suppliers of electric power through the FOREM	*62101*	*165 709*	*168 213*
other suppliers of electric and heat power	*62102*	*16*	*16*
gas suppliers	*62103*	*65 954*	*68 944*
mazut suppliers	*62104*	*117*	*2 054*
coal suppliers	*62105*	*132 993*	*121 366*
other fuel suppliers	*62112*	-	-
construction companies	*62106*	*67 777*	*73 640*
repair companies	*62107*	*17 378*	*26 826*
abonent debts in RAO "UES of Russia"	*62108*	*60 000*	*60 000*
debts in the Concern Rosenergoatom	*62110*	*1 878*	*1 878*
debts on AES	*62111*	-	-
other suppliers and contractors	*62109*	*75 164*	*174 089*
abonent debts in JSC "SO TsDU UES"	*62113*	-	-
abonent debts in JSC "FSC"	*62114*	-	-
bills to be paid	622	425 488	205 460
debts in the Affiliated and subsidiaries	623	30 053	51 418
debts in the salary to the personnel	624	44 278	52 209
including:			
current	*62401*	*44 278*	52 209
past-due	*62402*	-	-
debt in the State off-budget funds	625	50 177	73 079
including:			
Pension fund of RF	*62501*	*37 213*	*53 879*
Medical insurance fund	*62502*	*124*	*3 085*
Employment fund	*62503*	-	-
Social insurance fund	*62504*	*82*	*1 143*
Fines and penalties to the State off-budget funds	*62505*	*12 758*	*14 972*
debts in tax and fines	626	415 795	385 877
debts in the budget current	62610	415 795	385 877
including:			
Federal budget	*62601*	*209 009*	*198 682*
RF's subjects budget	*62602*	*124 276*	*124 691*
local budgets	*62603*	*82 510*	*62 504*
profit tax debt in the budget on the ground of transition			
Including:	62620	-	-
Federal budget			
RF's subjects budget	*62621*	-	-
local budgets	*62622*	-	-
	62623	-	-
Advances received	627	271 724	125 002
including from:			
consumers of electric power thought the FOREM	*62701*	-	-
other consumers of electric and heat power	*62702*	*267 810*	*113 836*
other advances received	*62703*	*3 914*	*11 166*
other creditors	628	434 988	499 493
including:			
VAT in not paid products	*62801*	*431 421*	492 359
Debt to the off-budget fund NIOKR	*62802*	-	-
debts in the RAO "UES of Russia" at the engineering services	*62804*	-	-
debt of RAO "UES of Russia" at the engineering services	*62805*	-	-
debt in the RAO "UES of Russia" at development works	*62806*	-	-
debt of RAO "UES of Russia" at development works	*62807*	-	-
Other creditors	*62808*	*3 567*	*7 134*

Debt to the participants (founders) in profit payment	630	141	141
Profit of the future periods	640	265 016	299 251
Reserves of the future expenditures	650	-	77 876
Other short-term liabilities	660	-	-
TOTAL in the section V	690	4 970 151	4 388 387
BALANCE	700	35 390 868	35 488 987

REFERENCE ON THE VALUES AVAILABILITY ACCOUNTED ON THE OFF-BALANCE ACCOUNTS

Index	Line's code	By the beginning of the period	by the end of the reporting period
1	2	3	4
Borrowed fixed assets	910	6 595	16 277
Including assets under lease	911	-	-
inventory holdings taken in custody	920	8 703	4 280
goods taken on commission	930	-	-
Written-off irrecoverable debt	940	555 882	362 295
Security for liabilities and payments, received	950	183 951	98 604
Security for liabilities and payments, provided	960	1 127 560	955 230
Depreciation of housing stock	970	1 370	1 191
Depreciation of objects of external development and similar objects	980	-	-
Forms of strict accounting	990	-	-
Borrowed fixed assets	992	-	-
Intangible assets receipt in using	995	-	-

The Kuzbass Joint Stock company of energetics and electrification
INN 4200000333

PROFIT AND LOSSES STATEMENT

		Codes		
	form №2 by OKUD	0710002		
by the 31st of March,2005	Date (year, month, year)	2005	03	31
Institution: **JSC "Kuzbassenergo"**	by OKPO	105638		
Tax payer code	INN	4200000333		
Activity type: **production**	by OKBED	40.10.11		
Legal form/form of ownership: **joint-stock**	by OKOPF/OKFS	47	41	
Measuring unit: **RUR thousands**	by OKEI	384		

on factory shipments

Figure's name	Line's code	For the reporting period	For the same period of the previous year
1	2	3	4
I. Income and expenses from ordinary activities			
Revenues (net) from sales of goods, products, work, services (minus VAT, excise duties and similar binding payments)	**010**	**5 686 335**	**4 913 815**
Including due to sale of			
electric power to the internal consumers	011	3 872 180	3 315 313
electric power for export	012	-	-
Heat power	013	1 652 573	1 453 426
Abonent payment (for RAO "UES of Russia")	014	-	-
Other goods, works and services of industrial nature	015	159 691	138 741
Other goods, works and services of not industrial nature	016	1 891	6 335
Income due to electric and heat power transporting	**020**	**(4 338 092)**	**(3 908 721)**
Net cost of the sold goods, services, works			
Including due to sale	021	(3 179 581)	(2 873 941)
Electric power to the internal consumers	022	-	-
Electric power for export	023	(1 067 843)	(948 003)
Heat power	024	-	-
Abonent payments (for RAO "UES of Russia")	025	(89 376)	(80 608)
Other goods, works and services of industrial nature	026	(1 292)	(6 169)
Gross profit (010-020)	**029**	**1 348 243**	**1 005 094**
Commercial expenses	030	-	(941)
Management expenses	040	-	-
Profit (loss) from sales (lines (010 - 020 - 030 - 040))	**050**	**1 348 243**	**1 004 153**
II. Other profit and loss			
Interest receivable	060	295	228
Outstanding interest	070	(47 680)	(52 480)
Income from participation in other organizations	080	-	-
Other operating income	090	517 583	339 299
Other operating expenses	100	(628 785)	(477 046)
Extraordinary income	120	14 112	6 988
Extraordinary charges	130	(223 275)	(174 696)
Before-tax profit (loss) (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	**140**	**980 493**	**646 446**
Deferred tax assets	143	50 272	55 851
Deferred tax liabilities	144	(61 664)	(72 420)
Current profit tax	145	(264 826)	(187 025)
other similar binding payments	146	1 575	623
Profit tax and other similar binding payments	**150**	**(274 643)**	**(202 971)**

Profit (loss) caused by the daily activity (lines 140-150)	**160**	**705 850**	**443 475**
III. Extraordinary profit and losses			
Extraordinary profit	170	3	386
Extraordinary loss	180	-	(1 034)
capitalized profit (loss)	184	-	-
Net profit (unappropriated) (losses) of the reporting period (lines 160 + 170 – 180+184)	**190**	**705 853**	**442 827**
AS REFERENCE			
Fixed tax assets	195	(505)	-
Fixed tax liabilities	196	41 404	44 163
AS REFERENCE:			
Base profit (loss) per share	201		
Watered profit (loss) per stock	202		

DECODING OF SOME PROFITS AND LOSSES

FIGURE'S NAME	line's code	for the reporting period		for the same period of the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties, acknowledged or imposed by the court (arbitration) decision	210	3 303	7 474	1 170	289
Profit (loss) of past years	220	1 388	81 984	682	1 619
Compensation for damages caused by non-performance or improper performance of liabilities	230	-	-	-	-
Rate difference in foreign exchange operations	240	-	-	-	-
Transfers to estimating reserves	250	-	-	-	-
Writing off past-due receivables and payables	260	124	3	436	10 713

APENDIX 3

Consolidated financial report prepared in accordance with the International Financial Reporting Standards (IFRS) the 30th of September 2004.

(file: report according to the IFRS for the 9 months of the year 2004., pdf)

Annex C

2.17

The list of affiliated persons by 31.03.2005

Affiliated person	Number of the Company's stocks owned by the person	Share in the authorized capital of the Company
Bolshakov Andrey Nickolaevich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Vagner Andrey Alexandrovich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	***165000***	***0.03%***
Kozhura Ruslan Viacheslavovich Residence: ***Mytishy, Moscow, region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Mazikin Valentin Petrovich Residence: ***Leninsk-Kuznetsky, Kemerovo region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Negomedzianov Alexander Alexandrovich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Nikiforov Nikita Viktorovich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Novikov Nickolay Valentinovich Residence: ***Ekaterinbourg, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Parkhomuk Olga Viktorovna Residence: ***Krasnoyarsk, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Platonov Vladimir Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Khromov Vladimir Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Shumilov Alexander Alexandrovich residence: ***Bor, Nizhegorodskaya region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company***	-	-

Date of reason commencement: ***24.06.2004***		
Grebennikov Alexey Antonovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Gretsingher Yury Alexandrovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***10.03.2004***	-	-
Erofeev Alexander Kuprianovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Ivanov Boris Ivanovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Lavrov Alexander Mikhailovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***10.03.2004***	-	-
Mikhailov Sergey Nickolaevich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002*** ***Sole executive body of the joint stock company*** Date of reason commencement: ***21.06.2002***	-	-
Petrov Leonid Prokhorovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***14.05.2004***	-	-
Firm name: ***ZAO "Heat networks"*** Location: ***№2, Kutuzov str., Mysky, Kemerovo region, 652840*** Postal address: ***№2, Kutuzov str., Mysky, Kemerovo region, 652840*** ***Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC "Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity.*** Date of reason commencement: ***13.04.2004***	-	-
Firm name: ***Russian Open Joint Stock Company of energetics and electrification "UES of Russia"*** Location: ***№ 101, build. 3, Vernadskogo prospect, Moscow, 119526*** Postal address: ***№ 101, build. 3, Vernadskogo prospect, Moscow, 119526*** Reason: ***Person has right to dispose of more than 20% of voting stocks of the joint stock company*** Date of reason commencement: ***30.12.1993*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo" were elected 21.06.2002, 02.06.2003*** Date of reason commencement: ***24.06.2004***	***297020200***	***49.00%***

Firm name: ***Closed Joint Stock Company "Autotransport company "Kuzbassenergo"*** Location: ***4, Stantsionnaya str., Kemerovo, 650006, Russia*** Postal address: ***4, Stantsionnaya str., Kemerovo, 650006, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***30.04.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs:*** Person is a member of group of persons to which the joint stock company belongs Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)*** ***- 30.06.2004, 15.12.2004*** Date of reason commencement: ***15.12.2004***	-	-
Firm name : ***Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"*** Location: ***37, Kuzbasskaya str., Kemerovo, Russia*** Postal address: ***37, Kuzbasskaya str., Kemerovo, Russia. 650099*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***30.04.2004*** Person is a member of group of persons to which the joint stock company belongs. Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity . - 07.07.2004; 15.12.2004*** Date of reason commencement: ***15.12.2004***	-	-
Firm name: ***Limited liability company "Bill Centre Kuzbassenergo"*** Location: ***30, Kuznetsky prospect, Kemerovo, 650620, Russia*** Postal address: ***12, N. Ostrovsky str., Kemerovo, 650099, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***20.08.1999*** ***Person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassenergo" has right to appoint the sole executive body*** ***12.11.2003; 02.04.2004*** Date of reason commencement: ***2.04.2004.***	-	-
Firm name: ***Limited liability company "Sbytenergo"*** Location: ***14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia*** Postal address: ***14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***21.03.2000*** Person is a member of group of persons to which the joint stock company belongs Reason owing to which the person is a member of group of persons to	-	-

which the joint stock company belongs: ***Ltd. "Sbytenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity-23.06.2003, 30.07.2004; 15.12.2004.*** Date of reason commencement: ***15.12.2004***		
Firm name: ***Open Joint Stock company "Andreevskoye"*** Location: ***Andreevsky village, Kemerovo district, Kemerovo region, Russia*** Postal address: ***Andreevsky village, Kemerovo district, Kemerovo region,652421, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***22.01.1997***	-	-
Firm name: ***Open Joint Stock company "Investment -production company Vodocanal*** Location: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia*** Postal address: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, 653000, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***28. 10.2001*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs***: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected. - 07.10.2003*** Date of reason commencement:***7.10.2003***	-	-
Firm name: ***Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"*** Location: ***Stantsionnaya str., Kemerovo, 650099,*** Russia Postal address***: Stantsionnaya str., Kemerovo, 650099, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. - 09.02.2004; 11.10.2004.*** Date of reason commencement: ***11.10.2004***	-	-
Firm name: ***Open Joint Stock company "Kuzbasshydroenergostroy"*** Location: ***Krapivinsky district, Kemerovo region, Russia*** Postal address: ***№3, Nogradskaya str., Kemerovo, 650099*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***22.01.1997*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs.*** ***By offer made by the JSC "Kuzbassenergo" more than 50% of this***	-	-

legal entity's Board of Directors were elected - 23.06.2003, 17.05.2004; 15.12.2004. Date of reason commencement: ***15.12.2004***		
Firm name: ***Joint Stock Company "Kuzbassetremont"*** Location: ***1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia*** Postal address: ***1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.- 09.02.2004; 15.12.2004.*** Date of reason commencement: ***15.12.2004***	-	-
Firm name: ***Joint Stock Company "Kuzbass energy repairing company "*** ***Location: 30, Kuznetsky prospect Kemerovo, 650099, Russia*** Postal address: ***30, Kuznetsky prospect Kemerovo, 650099, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this legal entity*** Date of reason commencement: ***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs .*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***JSC "Kuzbass energy repairing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity . By the resolution of the Board of the JSC "Kuzbassenergo" authorities of members of the Board of Directors of the JSC "Kuzbassenergoremont " were cancelled before the time, and the new Board of Directors in new composition was elected in the 31st of May 2004.*** Date of reason commencement: ***31.05.2004***	-	-
Firm name: ***Joint Stock Company "Kuzbassenergoservice"*** Location: ***12, N. Ostrovskogo str., Kemerovo, 650099, Russia*** Postal address: ***12, N. Ostrovskogo str., Kemerovo, 650099, Russia.*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this legal entity*** Date of reason commencement: ***31.03.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs .*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***JSC "Kuzbassenergoservice" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity . - 01.07.2004; 11.10.2004.*** Date of reason commencement: ***11.10.2004***	-	-
Firm name: ***Open Joint Stock Company "Prokopievskenergo"*** Location: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia***	-	-

Postal address: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this legal entity*** Date of reason commencement: ***20.09.2000*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected. 22.10.2003, 15.06.2004.*** Date of reason commencement: ***15.06.2004***		

Annex C

2.18

APPROVED BY
The Board of Directors of Kuzbass Joint Stock Company
of energetics and electrification
Minutes № 11 /10 of 11.02.2005

QUARTERLY REPORT

Kuzbass joint stock company of energetics and electrification

Issuer's code: 00064-A

for: IV quarter of 2004

Location: 30 prospect Kuznetsky, GSP-2, Kemerovo, Russia

The information contained in the present quarterly report is subject to disclosure in accordance with the legislation of the Russian Federation on securities

General Director ____________________ S.N. Mikhailov
signature

Date " 01 " February 2005

Chief Accountant ____________________ A.N. Ryumova
signature

Date " 01 " February 2005

Contact person: Leading Expert of the department of corporate policy Natalya Aleksandrovna Yakovenko
Telephone number: (384-2) 29-37-61.
Fax number: (384-2) 29-37-77, 36-68-48
E-mail address: yakovenkona@kuzbe.elektra.ru
Web address at which the information contained at
the present quarterly report is exposed: ***www.kuzbassenergo.ru***

Contents

page

Introduction 7

Section I. Brief information on persons forming managing bodies of the issuer, information on banking accounts, on the auditor, the estimator and the financial consultant, and other persons who singed the quarterly report 8

1.1. Persons forming the managing bodies of the issuer..8

1.2. Information on banking accounts..9

1.3. Information on the auditor (auditors) of the issuer..11

1.4. Information on the estimator of the issuer..12

1.5. Information on the consultants of the issuer..14

1.6. Information on other persons having signed the present quarterly report....................................14

Section II. Basic information on financial and economic status of the issuer....................................15

2.1. Indices of financial and economic activities of the issuer....................................15

2.2. Market capitalization of the issuer..15

2.3. Liabilities of the issuer..16

2.3.1. Account payable..16

2.3.2. Credit history of the issuer..16

2.3.3. Issuer's liabilities on securities provided to third persons....................................16

2.3.4. Other liabilities of the issuer..16

2.4. Purpose of the emission and assignment of draft on funds received as a result of distribution of emissive securities..16

2.5. Risks concerned with acquisition of distributed emissive securities....................................17

Section III. In-depth information on the issuer..23

3.1. Creation and development history of the issuer..23

3.1.1. Information on company name of the issuer..23

3.1.2. Information on state registration of the issuer..23

3.1.3. Information on creation and development of the issuer....................................23

3.1.4. Contact information..26

3.1.5. Taxpayer's Identification Number..26

3.1.6. Branch offices and representative offices of the issuer 26

3.2. Principal economic activity of the issuer 28

3.2.1. Industrial affiliation of the issuer 28

3.2.2. Principal economic activity of the issuer 29

3.2.3. Major types of production (works, services) 29

3.2.4. Issuer's suppliers accomplishing 10 or more per cent of all supplies of inventory holdings, with indication of their share in overall supply capacity 29

3.2.5. Markets of issuer's production (works, services) 29

3.2.6. Practicing activities in the case of working capital and inventory 31

3.2.7. Raw materials 32

3.2.8. Major competitors 32

3.2.9. Information on licenses held by the issuer 33

3.2.10. Issuer's joint activities 34

3.4. Issuer's plans for future activities 34

3.5. Issuer's participation in industrial, banking and financial groups, holding companies, concerns and associations 35

3.6. Associated and dependent economic organizations of the issuer 36

3.7. Composition, structure and cost of fixed assets of the issuer, information on plans concerning acquisition, substitution, retirement of fixed assets as well as on all the cases of burden of fixed assets of the issuer 39

3.7.1. Fixed assets 39

3.7.2. Cost of issuer's immovable 42

Sector IV. Information on financial and economic activities of the issuer 44

4.1. Outcomes of financial and economic activities of the issuer 44

4.2. Issuer's liquidity 44

4.3. Amount, structure and adequacy of the capital and the floating assets of the issuer 44

4.3.1. Amount and structure of the capital and the floating assets of the issuer 44

4.3.2. Adequacy of the capital and the floating assets of the issuer 45

4.3.3. Cash assets 45

4.3.4. Issuer's financial investments 46

4.3.5. Issuer's intangible assets 48

4.4. Information on issuer's policy and expenditures in the area of scientific and technical development, in the area of licenses and patents, new elaborations and research 48

4.5. Progress trends analysis in the sphere of issuer's main activity 49

Section V. Detailed information on persons forming issuer's managing bodies, on issuer's bodies carrying out control of its financial and economic activities, brief information on issuer's staff (employees) 56

5.1. Information on structure and competence of the issuer's managing bodies 56

5.2. Information on persons forming managing bodies of the issuer 61

5.3. Information on the amount of remuneration, benefits and\or expenditure compensations on each of the issuer's managing bodies 73

5.4. Information on the structure and competence of the bodies carrying out control of the issuer's financial and economic activities 74

5.5. Information on persons forming control bodies for financial and economic activities of the issuer 76

5.6. Information on the amount of remuneration, benefits and\or expenditure compensation on control body for financial and economic activities of the issuer 79

5.7. Information on the number of issuer's employees and generalized information on staff (employees') education and composition as well as of modification of the number of issuer's employees (staff) 79

5.8. Information on all of the issuer's commitments to the employees (staff) as far as their participation in the issuer's authorized capital stock (share fund) is concerned 80

Section VI. Information on participants (shareholders) and on transactions carried out by the issuer performed with interested motives 81

6.1. Information on overall number of issuer's shareholders (participants) 81

6.2. Information on issuer's participants (shareholders) holding not less than 5 per cent of its authorized capital stock (share fund) or not less than 5 per cent of its equities, as well as information on participants (shareholders) of such persons holding not less than 20 per cent of authorized capital stock (share fund) or not less than 20 per cent of its equities 81

6.3. Information on the share of state or municipal participation in issuer's authorized capital stock (share fund), on presence of special right ("golden share") 81

6.4. Information on limitations concerning participation in the issuer's authorized capital stock (share fund) 82

6.5. Information on alterations in the structure and the amount of participation of issuer's shareholders (participants) holding not less than 5 per cent of its authorized capital stock (share fund) or not less than 5 per cent of its equities 82

6.6. Information on bargains concluded by the issuer with interested motives 84

6.7. Information on the amount of accounts receivable 84

Section VII. Issuer's accounting or other financial information 85

7.1. Annual accounting of the issuer 85

7.2. Quarter accounting of the issuer for the latest closed reported quarter 85

7.3. Composite accounting of the issuer for one closed fiscal year 85

7.4. Information on overall amount of export as well as of the share of export in overall sales volume........ 85

7.5. Information on considerable changes in the issuer's property structure after the date of termination of the latest closed fiscal year 85

7.6. Information on issuer's participation in enforcement proceedings in case that such participation may essentially influence issuer's financial and economic activities 85

Section VIII. Supplementary information on the issuer and on emissive securities floated by the issuer 87

8.1. Supplementary information on the issuer 87

8.1.1. Information on the amount and structure of authorized capital stock (share fund) of the issuer....... 87

8.1.2. Information on change of the amount of authorized capital stock (share fund) of the issuer 87

8.1.3. Information on forming and use of surplus fund as well as of other funds of the issuer 87

8.1.4. Information on the procedure of convocation and holding of the meeting (session) of the issuer's top managing body 88

8.1.5. Information on commercial organizations of which the issuer holds not less than 5 per cent of authorized capital stock (share fund) or not less than 5 per cent of equities 89

8.1.6. Information on important transactions carried out by the issuer 99

8.1.7. Information on credit ratings of the issuer 99

8.2. Information on each category (type) of shares of the issuer 99

8.3. Information on preceding issuers of emissive securities of the issuer excluding shares of the issuer...100

8.3.1. Information on issues all of the securities of which have been of paid off (cancelled) 100

8.3.2. Information on issues of floating securities 100

8.3.3. Information on issues of securities liabilities on which have not been carried out (default) by the issuer

.... 100

8.4. Information on person (persons) who provided security of issue bonds........ 100

8.5. Terms of provision on carrying out of liabilities on bonds of the issue........ 101

8.6. Information on organizations carrying out registration on rights of the issuer's emissive securities 101

8.7. Information on legislative acts regulating the issues of capital import and export, which may influence the payment of dividends, payment of interest and other payments to non-residents 101

8.8. Description on the procedure of taxation of profits on floated and floating emissive securities of the

issuer 102

8.9. Information on announced (accrual) and on paid dividends on issuer's shares and on issuer's bond profits..106

8.10. Other information 107

Introduction

a) full and brief trade name of the issuer:

Kuzbass joint stock company of energetics and electrification,
JSC "Kuzbassenergo";

b) issuer's location: *30 prospect Kuznetsky, GSP-2, Kemerovo, Russia;*

c) contact telephone numbers, e-mail address of the issuer: *(384-2)29-33-59;*
E-mail: adm@*kuzbe.elektra.ru*;

d) Web address at which the information contained at which the complete text of quarterly report is exposed: ***http://www.kuzbassenergo.ru***;

e) main information on securities floated by the issuer:

The company floated common nominal undocumented shares of equal nominal value of 1 (one) rouble each in the amount 606 163 800 (six hundred and six million one hundred sixty three thousand and eight hundred) shares which summed total at nominal value of 606 163 800 (six hundred and six million one hundred sixty three thousand and eight hundred) RUR.

In accordance with the decree of FCCB of Russia # 03-1210/p of June 24th 2003unification of additional issues of emissive securities of Kuzbass joint stock company for energy and electrification was carried out as the result of which:

T he following state registration numbers conferred on the issues of common nominal undocumented shares of Kuzbass joint stock company for energy and electrification were cancelled:

39-1n-00374 of 25.07.1994(type of floatation: closed subscription; period of floatation: 12.01.1994-21.01.1994; current status of the issue: floatation closed; number of factual securities of the issue floated in accordance with the registered report on the outcome of the issue: 3030819);

39-1-00970 of 23.11.1995 г.(type of floatation: distribution among shareholders; period of floatation: 23.11.1995-23.11.1995; current status of the issue: floatation closed; number of factual securities of the issue floated in accordance with the registered report on the outcome of the issue: 603132981).

State registration number 1-01-00064-A of June 24th 2003 was conferred to the abovementioned issues of common nominal undocumented shares of Kuzbass joint stock company for energy and electrification.

"The present quarterly report contains assessment and prognosis of the authorized managing bodies of the issuer concerning future events and\or doings, perspectives of development of the trade at which the issuer carries out its main activity, and outcomes of issuer's activities including issuer's plans and probability of ensuing of certain events and carrying out of certain actions. Investors should not fully rely on the assessments and prognosis of the issuer's managing bodies as factual outcomes of issuer's activities in the future may differ from those forecasted due to many reasons. Purchase of issuer's securities is related to risks described in the present quarterly report."

I. Brief information on persons forming managing bodies of the issuer, information on banking accounts, on the auditor, the estimator, the financial consultant, and other persons who signed the quarterly report

1.1. Persons forming the managing bodies of the issuer

The following pertain to the managing bodies of the Company:

- ***The General meeting of shareholders being the top managing body of JSC "Kuzbassenergo";***
- ***The Board of Directors;***
- ***The Management Board;***
- ***The General Director.***

The Board of Directors of JSC "Kuzbassenergo":

1. Andrey Nikolayevich Bolshakov, born in 1955

2. Andrey Alexandrovich Vagner, born in 1957

3. Rouslan Vyacheslavovich Kozhura, born in 1963

4 Valentin Petrovich Mazikin, born in 1945.

5. Alexandr Alexandrovich Negomedzyanov, born in 1952

6. Nikita Viktorovich Nikiforov, born in 1978

7. Nikolay Valentinovich Novikov, born in 1963

8. Olga Viktorovna Pakhromouk, born in 1963

9. Vladimir Yurievich Platonov, born in 1959

10. Sergey Leonidovich Hromov, born in 1963

11. Alexandr Alexandrovich Shumilov, born in 1967

The collective executive body – Managing Committee of JSC "Kuzbassenergo":

1. Alexander Mikhailovich Lavrov, born in 1950

2. Alexey Antonovich Grebenikov, born in 1939

3. Alexander Koupriyanovich Yerofeev, born in 1959

4. Boris Ivanovich Ivanov, born in 1960

5. Leonid Prokhorovich Petrov, born in 1961

5. Sergey Nikolayevich Mikhailov, born in 1959

6. Yuri Alexandrovich Gretsingher, born in 1953

The individual executive body – General Director of JSC "Kuzbassenergo":

Sergei Nikolayevich Mikhailov, born in 1959.

1.2. Information on banking accounts of the issuer

Settlement accounts:

1.40702810200530000444, Joint stock company Stock Commercial "Moscow Municipal Bank – Bank of "Moscow" (JSC SC "MMB - Bank of "Moscow"), 5-G Nogradskaya str., Kemerovo, 650099, TIN: 7702000406, BIC 043207743, correspondent account 30101810700000000743;

2.40702810000000000863, Joint stock company Stock Commercial Bank "Kuzbassugolbank" (JSC SCB "Kuzbassugolbank"), 2 Oktyabrsky prospect, Kemerovo, 650099, TIN: 4205002253, BIC: 043207796, correspondent account 30101810100000000796;

3. 40702810800020000509, Joint stock company Stock Commercial Bank "Kuzbassugolbank" (JSC SCB "Kuzbassugolbank"), 2 Oktyabrsky prospect, Kemerovo, 650099, TIN: 4205002253, BIC: 043207796, correspondent account 30101810100000000796;

4. 40702810800000000384, Commercial bank "Investment bank for entrepreneur support" (CB "IBES"), 9 Ilyushina str., Moscow, 125319 TIN: 7734050463, BIC: 044583861, correspondent account 30101810000000000861;

5. 40702810000001000071, Limited company Commercial Bank "Taidon" (Ltd. CB "Taidon"), 5 Molodyozhny prospect, Kemerovo, 650070, TIN: 4207013490, BIC: 043207780, correspondent account 30101810200000000780;

6. 40702810900000001843, Joint stock company Bank "Alemar" (JSC Bank "Alemar"), 37 Serebrennikovskaya str., Novosibirsk, 630099, TIN: 5406102877, BIC: 045004874, correspondent account 30101810500000000874;

7. 40702810400120000152, Commercial Bank for science and technology and social development JSC "Sibakadembank" (BSCB KF JSC "Sibakadembank"), 5-V Nogradskaya str., Kemerovo, 650099, TIN 5408117935, BIC 043207784, correspondent account 30101810400000000784;

8.40702810126020102036, Branch of Stock Commercial SB of RF Kemerovo office № 8615 (Branch of SCSB of RF Kemerovo office № 8615), 53 Oktyabrsky prospect, Kemerovo, 650066, TIN 7707083893, BIC 043207612, correspondent account 30101810200000000612;

9.40702810100070000201, "Kuzbassky" Branch of "Commercial bank for entrepreneurial activity developmemt "Guta-Bank" closed joint stock company ("Kuzbassky" Branch" CB "Guta-Bank" Ltd.), 53/2 Oktyabrsky prospect, Kemerovo, 650066, TIN 7710353606, BIC 043207739, correspondent account 30101810400000000739;

10. 40702810600150001579, Branch of Novosibirsk "Alpha-Bank" Joint stock company (Branch of Novosibirsk JSC "Alpha-Bank"), 1 Dimitrova prospect, Novosibirsk, 630004, TIN 7728168971, BIC 045004774, correspondent account 30101810600000000774;

11. 40702810400000000648, Commercial Bank "Industrialny" Limited company (CBI Bank Ltd.), 42 Komsomolsky prospect, Moscow, 119827, TIN 7704027393, BIC 044583310, correspondent account 30101810700000000310;

12. 40702810600005582190, Stock Commercial Bank "Eurofinance" (SCB "Eurofinance"), 29 Novy Arbat, Moscow, 121099, TIN 7703115760, BIC 044525204, correspondent account 30101810900000000204;

13. 40702810100120000256, Branch of Commercial Bank "Moskovsky Delovoy Mir" Joint stock

company (Branch of "MDM-Bank" JSC), 137/3 prospect Lenina, Kemerovo, 650003, TIN 7706074960, BIC 043207791, correspondent account 30101810600000000791;

14. 40702810826020102640, Branch of Stock Commercial SB of RF Kemerovo office № 8615 (Branch of SC SB of RF Kemerovo office № 8615), 53 Oktyabrsky prospect, Kemerovo, 650066, TIN 7707083893, BIC 043207612, correspondent account 30101810200000000612;

15. 40702810817000000044, Branch of "Trans Credit Bank" Joint stock company (branch of "Trans Credit Bank" JSC), 221 B. Bogatkova str., Novosibirsk, 630089; TIN 7722080343, BIC 045005787, correspondent account 30101810500000000787;

16. 40702810800500000017, Kemerovo branch office of Bank "Alemar" Joint stock company (Kemerovo branch office of Bank "Alemar" JSC), 7/1 Molodyozhny prospect, Kemerovo, 650070, TIN 5406102877, BIC 043207786, correspondent account 30101810000000000786;

17. 40702810100040000005, Branch office № 4 of Bank "Zenith" Joint stock company (Branch office № 4 of JSC Bank "Zenith"), 77/1 Sovetsky prospect, Kemerovo, 650099, TIN 7729405872, BIC 043207730, correspondent account 30101810700000000730;

18. 40702810700042000005, Branch office № 4 of Bank "Zenith" Joint stock company(Branch office № 4 of JSC Bank "Zenith"), 77/1 Sovetsky prospect, Kemerovo, 650099, TIN 7729405872, BIC 043207730, correspondent account 30101810700000000730;

19. 40702810200120000392, Branch of SCB Joint stock company "Moskovsky Delovoy Mir" (Branch of JSC "MDM-Bank"), 137/3 prospect Lenina, Kemerovo, 650003, TIN 7706074960, BIC 043207791, correspondent account 30101810600000000791;

20. 40702810800120000433, Branch of SCB Joint stock company "Moskovsky Delovoy Mir" (Branch of JSC "MDM-Bank"), 137/3 prospect Lenina, Kemerovo, 650003, TIN 7706074960, BIC 043207791, correspondent account 30101810600000000791;

21. 40702810400430000001, Branch of foreign commerce Bank (Joint stock company) (Branch of JSC "Vneshtorgbank"), 12 N. Ostrovskogo str., Kemerovo, 650099, TIN 7702070139, BIC 043207756, correspondent account 30101810700000000756;

22. 40702810500320000138, Branch of Kemerovo Joint stock company "Alpha-Bank" ("Kemerovsky" Branch of JSC "Alpha-Bank"), 12 N. Ostrovskogo str., Kemrovo, 650099, TIN 7728168971, BIC 043207745, correspondent account 30101810300000000745.

Accounts in foreign currency:

1.Account current in foreign currency № 40702840000000000111 , Joint stock company Stock commercial bank "Kuzbassugolbank" (JSC SCB "Kuzbassugolbank"), 2 Oktyabrsky prospect, Kemerovo, 650099, TIN: 4205002253, BIC: 043207796, correspondent account: 30101810100000000796;

2. Transit account in foreign currency № 40702840300001000111, Joint stock company Stock commercial bank "Kuzbassugolbank" (JSC SCB "Kuzbassugolbank"), 2 Oktyabrsky prospect, Kemerovo, 650099, TIN: 4205002253, BIC: 043207796, correspondent account: 30101810100000000796;

3. Transit account in foreign currency № 40702276300000000016, Joint stock company Stock commercial bank "Kuzbassugolbank" (JSC SCB "Kuzbassugolbank"), 2 Oktyabrsky prospect, Kemerovo, 650099, TIN: 4205002253, BIC: 043207796, correspondent account: 30101810100000000796.

1.3. Information on issuer's auditor

Full and brief trade name: ***Closed Joint stock company "BDO Unikon", JSC "BDO Unikon".***

JSC "BDO Unikon" was registered by the Ministry of RF for taxation inspectorate # 26 at South administrative district of Moscow.
Certificate of registration at the Unified state register of legal entities of 17.09.2003 series 77 № 006871546, primary state registration number 1037739271701.

Location***: 125 Varshavskoye highway, Moscow, Russia, 117545***
Tel.***: (095) 319-72-90, 319-56-90, 797-56-65;***
Fax***: (095)319-59-09, 797-56-60;***
E-mail address***: reception@bdo.ru***

Information on the auditor's licenses:
License number***: E 000547 for accomplishment of auditing***
Date of issue: ***25.06.2002***
Period of validity***: until 24.06.2007***
License issuing body***: Ministry of Finance of the Russian Federation.***

JSC "BDO Unikon" carried out auditing of summary accounting of JSC ""Kuzbassenergo" for year 2003. Auditing was carried out in accordance with FS of 07.08.2001 . № 119-FS "On auditing" and federal rules (standards) of auditing activity approved by the resolution of RF Government of 23.09.2002 № 696 (in redaction of following modifications and addenda), other standard acts regulating auditing activity, as well as the company's internal standards and methods of auditing.

Issuer's auditor selection procedure:
In accordance with article 10 of the Statute of the Company auditors candidature is approved by the General meeting of shareholders of the Company.

The Federal law "On joint stock companies" does not specify the date and the procedure of nomination of a candidate of an auditor for including him/her into the list of voting on the issue of approval of the Company's auditor, neither does the abovementioned law provide shareholders the right to nominate a candidature for an auditor.

In tits connection the candidature of an auditor for set approval at the annual general meeting of shareholders at the outcome of year 2003 was determined by the Board of directors of the Company in the framework of determination of issues of preparation and holding an annual general meeting of shareholders of the Company.

The auditor is independent from the Issuer.
The factors of independency of the auditor: According to article 12 of Federal law "On auditing" № 119-FL of 07.02.2001 the auditing may not be carried out by:

1) ***auditors being founders (participants) of the audited entities, their managers, accountants or other persons bearing responsibility for the company and for the accounting, for working out financial (accounting) reports;***
2) ***auditors closely related (parents, spouses, brothers, sisters, children, or spouse's brothers, sisters, parents and children) to the founders (participants) of the audited entities, their functionaries, accountants or other persons bearing responsibility for the company and for the accounting, for working out financial (accounting) reports;***
3) ***auditing organizations managers or other functionaries of which are founders (participants) of the audited entities, their functionaries, accountants or other persons bearing responsibility for the organization and accounting and drawing up financial (accounting) reports;***

4) ***auditing organizations managers or other functionaries of which are closely related (parents, spouses, brothers, sisters, children or spouse's brothers, sisters, parents or children) to the founders (participants) of the audited entities, their functionaries, accountants and other persons bearing responsibility for the organization and for accounting and making up financial (accounting) reports;***
5) ***auditing organizations in respect of the audited entities being their founders (participants)m with respect of the audited entities being the audited entities' founders (participants);, with respect of the fellow subsidiary, branch offices and representatives of the specified audited entities, and with respect of organizations having common founders (participants) with the abovementioned auditing organization;***
6) ***auditing organizations and individual auditors who provided auditing services, services of accounting data recovery or accounting services, as well as services of making up financial (accounting) reports for natural persons or legal entities within the preceding three years before the auditing procedure, with respect of these entities.***

There are no material interests between the auditor (auditor's functionaries) and the issuer (issuer's functionaries).

There is no market share of the auditor in the issuer's capital.

The issuer did not provide the auditor with any borrowed funds.

There are no close business interrelations or relationship.

The issuer's functionaries are not the auditor's functionaries..

The amount of payment for the Auditor's services is determined by the Board of directors of the Company, there are no deferred payment or late payment for the services earlier provided by the auditor.

The auditor of the Company carries out auditing of financial and economic activity of the Company in accordance with the requirements of the legislation of the Russian Federation and on the basis of the contract signed by him/her.

In the upshot of revision of financial and economic activity of the Company the Auditor of the Company draws up a conclusion which must contain:
- ***confirmation of authenticity of the data contained in the Company's reports and other financial documents;***
- ***information of facts of violation of accounting procedure and provision of accounting determined by legal acts of the RF by the Company, or legal acts of the RF at carrying out financial and economic activity.***

1.4. Information on the issuer's estimator

Full and brief trade name: ***Closed joint stock company "ENPI Comsult" (JSC "ENPI Consult")..***
Location: ***14 Dukhovsky pereulok. Moscow, 115191.***
Telephone/fax: ***(095) 952-1041/(095) 954-4408.***
E-mail address: ***npg@npg.ru***

Information on the estimator's licenses:
License number: ***000031***
Date of issue: ***06.08.2001***

Period of validity: *до 06.08.2007*
License issuing body: ***Ministry of Privity of the Russian Federation.***

Information on estimation services provided by the estimator:

Determination of replacement value of part of fixed assets as of 01.01.2000, provision of consulting services concerning issues of revaluation of part of fixed assets;

Determination of replacement value of part of fixed assets as of 01.01.2001, provision of consulting services concerning issues of revaluation of part of fixed assets;

Determination of replacement value of part of fixed assets as of 01.01.2002, provision of consulting services concerning issues of revaluation of part of fixed assets;

Determination of overall replacement value of part of fixed assets as of 01.01.2003, provision of consulting services concerning issues of revaluation of part of fixed assets of the organization in accordance with the Regulation on accounting "Registration of fixed assets" (PBU 6/01).

Determination of overall replacement value of part of field assets registered on the books of JSC "Kuzbassenergo" as of 01.1.2001, provision of consulting services concerning issues of revaluation of fixed assets of the organization in accordance with Regulation on accounting "Registration of fixed assets" PBU # 6/01.

Calculation of overall replacement value of estimation objects was carried out on the basis of the Estimator's analysis of comprehensive inventory tables, accounting documentation and estimation order, information on technical characteristics of objects provided by JSC "Kuzbassenergo".

The estimation was carried out in accordance with FL # 135-FL of 29.07.1998 "On estimation activities in the Russian Federation", Estimation Standards which are obligatory by the subjects of estimation activities (Resolution of the Government of the RF #519 of 06.07.2001), basic principles stated in International Estimation Standards MSO1-MSO4, Standards of professional practice and the Code of Ethics of the Russian estimators' association.

Determination of overall replacement value of part of fixed assets as of 01.01.2005, provision of consulting services concerning issues of revaluation of fixed assets of the organization in accordance with the Regulation on accounting "Registration of fixed assets" PBU 6/01..

The estimator was not engaged by the issuer in emission of shares (in 1995).

1.5. Information on consultants of the issuer

Neither financial consultants nor other consultants working with securities were engaged in emission of securities by the issuer.

1.6. Information on other persons who signed the quarterly report

Chief accountant – ***Alevtina Nikolaevna Ryumova.***
Telephone:(*384-2)29-33-58*
Fax: *(384-2)29-37-77.*

II. Basic information on financial and economic status of the issuer

2.1. Indices of financial and economic activity of the issuer

Information is not provided for the present reported period.

2.2. Market capitalization of the issuer

Trading of the Issuer's equities is carried out at the following grounds:
Full and brief names of trade organizators: ***Non-commercial partnership "RTS Stock Exchange", NP "RTS Stock Exchange";***
Closed joint stock company "Moscow Interbank Currency Exchange", Closed joint stock "MMVB";
Non-commercial partnership Stock Exchange "Saint Petersburg", NP Stock Exchange Saint Petersburg".

Non-commercial partmership "RTS Stock Exchange" : ***JSC's "Kuzbassenergo" equity is traded in the system "Classic market of shares". Equities as of 23.06.1997 were included in the list "RTS-2", excluded from the list "RTS-2" on 04.01.2000 and included in the list "Classic market of shares".***

Market capitalization in the end of 1999 is calculated upon 10 major deals carried out through RTS within the 3 last months of 1999 and equals 52 002 792 USD.

Market capitalization in the end of 2000 is calculated upon 10 major deals carried out through RTS in December of 2000 and equals 49 438 720 USD.

Market capitalization in the end of 2001 is calculated upon 10 major deals carried out through RTS within the last 3 months of 2001 and equals 72 460 821 USD.

In 2002 129 bargains were made through RTS, including 3 bargains in December, 6 bargains for the last 3 months, thus the calculation of market capitalization of the issuer in 2002 is done at the price of share purchase at RTS stock exchange as of 31.12.2002 (0,19 $ x 606163800= 115 171 122 $).

For the period from 01.10.2003 to 31.12.2003 one bargain was registered at RTS stock exchange with the volume of trade of 5000 shares or 2500 USD.

At "Saint Petersburg" stock exchange 3 bargains with the volume of trade of 23400 shares or 11712,56 $ were registered.

In view of less than 10 bargains of JSC's "Kuzbassenergo" equities having taken place at market exchange for the reported period, the calculation of market capitalization of the issuer is carried out at the price of purchase of shares at RTS stock exchange as of 31.12.2003. Thus, market capitalization of the issuer in 2003 equals 0,48 $ x 606163800 = 290 958 624 $.

In the 4th quarter of 2004 6 bargains with total volume of 203 200 shares or 137 570 USD were carried out through RTS stock exchange, including 4 bargains in December. Thus, market capitalization for the 4th quarter of 2004 is calculated at the price of purchase as of December, 31st: 0,68100 $ x 606 163 800 = 412 797 548 $.

2.3. Issuer's liabilities

2.3.1. Accounts payable

Information is not provided in the present reported period..

2.3.2. Credit history of the issuer

Title of characteristics	As of 31.12.2004.(live data)
Value of net wealth at the end of the reported period, RUR	24 664 360 000
Borrowed funds, total, RUR.	2 445 505 000
Share of borrowed funds in the value of net wealth, %	9,92

JSC Kuzbassenergo" does not have any credit agreements, contracts of debt, the sum of primary debt for which amounts to 10 or more per cent of the value of net wealth.
JSC's "Kuzbassenergo" credit policy is directed towards attraction of credit resources at the most profitable terms of crediting, for the reduction of interest rate for use of credit resources. Borrowed funds are attracted by the Company at an interest rate which is lower than the rate of refinancing determined by RF Central Bank.
The Board of Directors approved the Regulation of credit policy of the Company at the meeting on December 28th, 2004. The given Regulation determines the procedure of fixing the Limits of Debtor's position and the Limit on Cost parameters of borrowing, the procedure of control for their observance, as well as arrangements for bringing the Debtor's position in correspondence with the determined Limits in case of their overdrawing aimed at provision of financial stability and minimization of risk of insolvency of the Company.

2.3.3. Issuer's liabilities on securities provided to third persons

No bargains for securing liabilities for third persons were carried out by the issuer or the reported period.

2.3.4. Other liabilities of the issuer

Agreements, including bargains on term, which are not shown in the balance sheet and may substantially influence the financial state of the issuer, its liquidity, sources of financing and terms of its use, outcomes of activities and expenditures are lacking.

2.4. Purpose of the emission and assignment of draft on funds received as a result of distribution of emissive securities

No emissions with the purpose of attraction of funds by means of floatation of securities were carried out by the issuer in the reported period.

From the moment of state registration of the company two emissions of securities meeting the following requirements were carried out by the issuer:
A report on the outcomes of issue was registered.
Serial number of the issue: ***1***
Category: ***ordinaries***
Form of securities: ***nominal undocumented***

Nominal value of one security of the issue: ***1***

Number of securities of the issue: ***3 030 819***
Total volume of the issue: ***3 030 819***

Information on state registration of the issue:
Date of registration: ***25.07.1994***
Registration number: ***39-1n-00734***
Body carrying out state registration: ***Financial bodies***

Means of floatation: ***closed subscription***
Period of floatation: from ***12.01.1994 till 21.01.1994***

Current status of the issue: ***floatation completed***
Number of securities factually floated in accordance with the registered report on the outcomes of the issue:
3 030 819

Information on state registration of the report on the outcomes of the issue:
Date of registration: ***25.10.1999***
Body carrying out state registration: ***FCCB of Russia***

Serial number of the issue: ***2***
Category: ordinaries
Form of securities: ***nominal undocumented***
Nominal value of one security of the issue: ***1***

Number of securities of the issue: ***603 132 981***
Total volume of the issue: ***603 132 981***
Information on state registration of the issue:
Date of registration: ***23.11.1995***
Registration number: ***39-1-00970***
Body carrying out state registration: ***Financial bodies***

Means of floatation: ***distribution among shareholders***
Period of floatation: from ***23.11.1995 till 23.11.1995***
Current status of the issue: ***floatation completed***
Number of securities factually floated in accordance with the registered report on the outcomes of the issue::
603 132 981

Information on state registration of the report on the outcomes of the issue:
Date of registration: ***27.03.1996***
Body carrying out state registration: ***Financial bodies***

2.5. Risks concerned with acquisition of distributed emissive securities

2.5.1. Sectoral risks

Due to territorial specifics JSC's "Kuzbassenergo" activity is carried out only at Russian home market.

For JSC "Kuzbassenergo" reformation of JSC RAO "UES of Russia" in general and regional AO-energo

of which the issuer is part, in particular, are the most significant changes in the sector of power industry. Expectations of participants of exchange market are connected with the course of reformation of the electric power market. New connected with the schedules of auctions of wholesale generating companies, principles of creation and configuration of territorial generating companies also influence the price of shares of power supply systems. JSC RAO "UES of Russia"'s shares at RTS's Classic market became were in the lead at sales and equaled - 25,86 %of overall volume of auction.

Besides, the following factors may influence the issuer's activity:
- The possibility of appearance of large-scale consumers of electric power as of FOREM estimation. Nowadays two segments of electric power market are functioning in the country: Federal wholesale market of electrical energy and power (FOREM), divided into three isolated price zones: European, Siberian and Far Eastern, and a sector of free trade "5-15" of wholesale market of electric power. The activity of the first segment is strictly regulated by the Federal energy commission of Russia (FEK), the second one was put into operation on November 1st 2003 as an intermediate stage between the regulated market and the competitive market. In contrast to FOREM tits is a brand new sector of power trade functioning on the principles of competitiveness and free piece formation. Nowadays only subjects located in the Western part of Russia may participate in it. Starting at 2000 JSC "Kuzbassenergo" regularly participates in auctions (buying) of over and above the plan electric power at FOREM. There is only one reason for that – economic expediency: participation in auctions allows to optimize the balance of electrical energy and power, thus reducing the prime cost of manufacture of own electric power.

Large consumers' (JSC "Novokuznetsk aluminium plant" and "Metallenergofinance" Ltd.) switch to FOREM put the company before difficulties. Only NKAP provided the energy system with about 17% of payload supply of electric energy. As a result of withdrawal of these companies the power supply company started getting drop out incomings. The possible mechanism of compensation of these drop out incomings is now scrutinized at the level of the Ministry of economic development of the RF and it is not certain that it will be passed by the RF Government.

- The change of structure of energy consumption by groups of consumers from the planned by means of cutting down the volume of production of a number of manufacturing enterprises may lead to reduction of volume of energy outlet in terms of money.
- Bankruptcy of enterprises may lead to impossibility of collecting debts for the consumed energy.
- Decline of standard of living of not sufficiently provided layers of population of Kemerovo region will inevitably lead to lowering of level of payment of tits category of consumers..
- Untimely and in corpore remuneration of sums for the provided benefits to citizens in accordance with the Government's decrees..
- Risks concerned with the change of tariff policy for heat and electric power which may negatively influence the financial and economic status of the issuer. It is legally adopted that the change of tariffs for power is only possible once a year, at that factual level of inflation for the year may exceed the planned one which was taken into consideration at tariff determination, thus, tits will lead to drop out incomings for the issuer.

2.5.2. Country and region dependent risks

Imperfection on legislative base regulating economic relations and lack of efficiency of judicial system, as well as ever changing tax legislation, etc. may be referred to the main factors of rise of political and economic risks.
The companies may not be fully dependent on the political situation in the society, they have to be ready to take political risks. One ought to understand that nowadays oligarchic groups are a play for high stakes in politics and great political risks.

This conflict indirectly influences some financial indicators and they inevitably influence the rate of rouble-dollar exchange, and Russian securities. From the point of view of analytical approach we may underline that the conflict leads to decrease of investments, some quotations, to rise of distrust of investors to rouble zone. These indirect actions perforce influence the manufacturers.

Thus, for example, on December 14, 2004 as a result of intensive asserts of taxation claims to cellular communications operators – Vympelcom and Megafon - RTS's index dropped by 8,5 % and closed at the rate of 545 points which was less than the level of the beginning of the year. Leaders of downfall were shares of oil companies (8-9%), Rostelecom (10%) and Norilsk Nickel (19%), surpassing the yearly minimum. Even the most stable shares of Sberbank and Gasprom didn't manage to keep their positions and lowered by 8 and 9% consequently. Thus, UKOS was not the only company exposed to power pressing of state officials, while the outlined tendency abruptly decreases the investment attractiveness of Russia and shows the presence of substantial political risks for holders of shares of Russian companies which influenced their cost right away.

Economic factors in overwhelming majority are above the Issuer's Control. It nay not be guaranteed that the recent tendencies of the Russian economy, including growth of GDP, the relative stability of rouble and reduction of rate of inflation will be preserved. Besides, fluctuation of world-wide prices for oil and gas, strengthening of rouble against US dollar in real terms, and the consequences of weakening of monetary and credit policy, as well as other factors may negatively influence Russian economy and the Issuer's business in future.

Russian economy is not protected against market recessions and deceleration of economic development of other countries of the world. As it already happened in the past, financial problems or acute perception of risks of investments in countries with developing economy may reduce the volume of foreign investments in Russia and negatively influence on Russian economy.

Ecological factors are inseparably linked with the main type of activities of the issuer, because the production process, transfer and dissemination of heat and electric energy requires consumption of a large number of natural resources and thus conditions pollution of environment. For elimination of ecological factors of risk considerate capital investments are needed for purchase of nature-conservative equipment and payments for consumption of natural resources.

There are regional risks connected with reformation of JSC "Kuzbassenergo". With the purpose of reduction of risks the management of JSC "Kuzbassenergo" carries out proactive consultations with the management of regional administration and municipal administrations on the issues of reformation of the Company. The necessity of such actions are caused by existence of Decrees of Kemerovo Regional Administration # 49 of 28.03.203 "On reformation of JSC "Kuzbassenergo"" and u # 49 of 28.03.2003 "On the plan of reformation of JSC "Kuzbassenergo" and social protection of the workers of power industry of Kemerovo Region", which make provision for setting up claims and requirements for concordance of the project from the side of regional authorities to the management of the Company.

On September 20, 2004 a tripartite agreement which, among others, regulates the issues of further realization of the program of reformation of JSC "Kuzbassenergo" was signed between JSC RAO "UES of Russia", JSC "Kuzbassenergo" and Kemerovo Regional Administration. By the terms of the agreement the Administration of the Region will contribute to the process of reformation of the energy supplying company, in particular, it will assist the allotment of the company from the membership of the selling, management, electricity supply and heat supply companies.

The risks connected with geographical peculiarities of the region, namely:

- The risk of damnification from force majeure situations of natural character: danger of floods in flood

periods, earthquakes on the territory of Kemerovo Region.

The risk of open war conflict, as well as the risk of introduction of state of emergency is estimated as minimum possible at the regional level because ethnical and social tension in the region is not of critical nature. Nevertheless, there is risk of terrorist acts for minimization of which security measures at vitally important objects of JSC "Kuzbassenergo" were considerably toughened. Electric power stations, large electric substations, pump objects, storage facilities, POIs and other categorical objects were taken under special control.

Admission regime for motor transport and personnel, including use of manual and stationary metal finders was established. Artificial barriers prohibiting from unsanctioned passage of motor transport to the territory of the enterprises were erected. Parking lots were carried over to safe distance from the fence of power engineering objects, interaction of the custodial service of JSC "Kuzbassenergo" with sub-units of State Motor Vehicle Inspectorate, internal affairs board and the Ministry of extraordinary situations was made more active. At the most important and the most remote objects of the enterprises of power supply system twenty-four-hour video surveillance and patrol was organized.
Plan of activities on strengthening technical fortification of objects of power industry for the year of 2005. Sources and volumes of financing amounting at almost 40 million RUR were allotted..

2.5.3. Financial risks

As regards to the cost of banking credits attracted the issuer is subject to risks connected with change of interest rates. The given group of risks as a factor of reduction of liquidity does not exist for the issue, because the average weighted rate on them is lower than the rates of refinancing. The situation is similar as far as inflation is concerned.

In the sphere of price formation for JSC "Kuzbassenergo" there is risk of price fixing by the Regional energy commission of Kemerovo region, which will not cover the production costs and drop out expenses and drop out incomings in connection with the reduction of the volume of earnings. The Regional energy commission determined the average tariff for electric energy at the level of 65,8 kopecks per kilowatt per hour, tariff for heat energy – 310 RUR per gigacalorie. Tits corresponds to the utmost level of growth determined by the Federal tariff service, for electric power – 12, 2% and for heat energy – 10,8%.
At the same time expenses for purchase of fuel amounting to 300-400 million RUR were not included into the tariff base. The Regional energy commission took into account the growth of salary of power engineering specialists at the level of inflation coefficient, but did not consider the growth of salaries of workers in Kemerovo region. The Regional energy commission did not take into account maintenance expenses for the year 2005 amounting to approximately 300 million RUR. Expenses for insurance of power supply companies were not fully considered, as a result production funds may only be insured for less than half a year, the rest of the calendar time tits type of financial protection of property from unexpected circumstances will not be in effect.

Risks concerning the possible change of prices for raw materials, fuel, services may also be considered as risks of current financial and economic activities, they may negatively influence the prime cost of products and services of the Company.

The issuer does not take currency risks.

There are financial risks connected with the future reformation of the issuer (reorganization through allotment):
- growth of expenditures connected with remuneration of expenditures for state registration of rights of

immovables, for attracting consultants, for valuation of property and property rights, for realization of Compensation program for disengaged (fired) employees at reformation and reorganization, for foundation of maintenance and service enterprises, etc. The approximate amount of expenditures for reformation in accordance with the business plan for year 2004 equals 118 035 thousand RUR ;

- the risk of putting in claims for pre-term payment of accounts payable, discharge of duties and remuneration of losses at reorganization by creditors of JSC "Kuzbassenergo" accepting notification on the taken decision on reorganization. Creditors of restructured long term liabilities: JSC RAO "UES of Russia", MNS, Off-budget funds may act as initiators. The approximate amount of restructured liabilities possible for claiming equals 3014,4 million RUR ;

- the risk of putting in claims of redemption of all or part of shares of the issuer by the shareholders who voted against reorganization or who did not participate in voting.

2.5.4. Legal risks

There exist legal risks connected with the change of currency regulation, change of tax legislation, change of customs supervision and customs duties, change of requirements for licensing, change of court practice, which may negatively influence the results of activities of the issue, as well as the results of current legal procedures in which the issuer participated.

- The change of tax legislation as far as growth of tax rates and change of the procedure and the terms of calculation and payment of taxes are concerned, may lead to reduction of net profit of the issuer, which in its turn will lead to the reduction of the amount of dividends paid.

- The change of requirements for licensing of main activities of the issuer may lead to increase of the period of time for preparation of documents necessary for prolongation of license, as well as the necessity of compliance of the issuer with the determined requirements. Nevertheless, as a whole, the given risk should be regarded as insignificant besides the cases when for license prolongation or for carrying out activities subject to licensing the requirements to which the issuer will not comply or the compliance to which will be connected with extraordinary expenditures will be determined, which may lead to termination of tits activity by the issuer.

- Changes of legal procedure on the issues connected with issuer's activities which may negatively influence the outcomes of its activities for the reported period did not take place..

The issuer is subject to risks connected with the change of state regulation of power rate. Since 2002 RF Government determined the maximum level of tariffs or the utmost level of growth of tariffs and for each region the Federal energy commission calculates and determines on an individual basis. Based on information provided by the state committee for statistics in 2002 the utmost level of tariffs amounted to 35% and the factual growth – to 27% and to 24%- based on information of Federal energy commission. For year 2993 the maximum levels of growth of tariffs for electric energy were set at the amount of 14% (including 19% - the tariffs of the Federal wholesale market for energy and power). By estimate of FEC, in 2004 the growth of the average tariff considering influence of federal and regional factors should have amounted to 11,1%, yet, after the open hearings with participation of regional energy commissions and AO- energo the forecasted growth of the average maximum tariff for electric power in Russia was corrected to 13,1%.

On August 27, 2004 the Federal tariff service with participation of representatives of the Regional energy commissions at its concluding meeting in Moscow examined the maximum tariff levels for years 2005-2006. Starting with year 2005 the tariffs for energy producers are set in U-clams regime: a minimum and a maximum level is determined for each region.

2.5.5. Risks connected with the issuer's activity

There are no risks connected with the issuer's activity, namely, current legal procedures in which the issuer participates (suits on liquidation of the company, alienation of the company's assets, impugnment

of rights of licenses, dispute of patent, collection of debts into the budget and into off-budget funds of considerable amounts, etc.), and the possible liability of the issuer for the debts of third persons.

Three associated companies were declared insolvent, bankruptcy proceedings were opened in closed JSC "Supervolokno" and JSC "Andreevskoye", and external control for 12 months was introduced at JSC "Kuzbasshydroenergostroy".

III. In-depth information on the issuer

3.1. Creation and development history of the issuer

3.1.1. Information on trade name of the issuer

Full and brief trade name of the issuer:
Kuzbass joint stock company for energy and electrification
(JSC "Kuzbassenergo").
Before the privatization Kuzbass industrial association for energy and electrification
(IAEaE "Kuzbassenergo").
Kuzbass joint stock company (public corporation for energy and electrification (JSC "Kuzbassenergo")

Put into operation: ***10.11.1993***
Kuzbass joint stock company of energetics and electrification (JSC "Kuzbassenergo")
Put into operation: ***15.05.1996***

3.1.2. Information on state registration of the issuer

Date of state registration of the issuer: ***30.12.1993***
Number of certificate of state registration (other document certifying state registration of the issuer: ***1901***
Body which carried out state registration: Kemerovo City Administration
In accordance with the Federal law "On state registration of legal entities" on July 2002 a record on state registration with main state registration number 1024200678260 (certificate: series 42 #001926135, issued by the Inspectorate of the Ministry of taxation of the Russian Federation at Kemerovo ciry of Kemerovo Region) was made in the Unified state register of legal entities.

3.1.3. Information on creation and development of the issuer

Kuzbass joint stock company for energy and electrification (JSC "Kuzbassenergo") was founded in accordance with Decrees of the President of the Russian Federation of August 14, 1992 # 922 "On peculiarities of reorganization of state enterprises, associations and organizations of fuel and energy complex into stockholders associations", of August 15, 1992 # 923 "On organization of management of energy and power supply complex of the Russian Federation in privatization environment", of November 05, 1992 # 1334 "On realization of the Decree of the President of the Russian Federation "On peculiarities of reorganization of state enterprises, associations and organizations of fuel and energy complex into stockholders associations" of August 14, 1992 in fuel and power complex. The company is the assignee of Kuzbass industrial association for energy and electrification - IAEaE "Kuzbassenergo".

The common purpose of creation of privatized enterprises was increase of efficiency of the economic system of the state and transfer from the planned economy to market relations.

JSC "Kuzbassenergo" was created for an uncertain time period.
Major goal of JSC's "Kuzbassenergo" activity is profit earning.
With the purpose of earning profit the Company has a right to carry out any types of activities which are not prohibited by law, including:

- ***Supplying (selling) of electric and heat power at the determined tariffs in accordance with the***

schedule of dispatching of electric and heat loads;

- *Obtaining (purchasing) of electric power from the wholesale market of electric energy (power);*
- *Obtaining (purchasing) of heat and electric power from producers;*
- *Production of electric and heat power;*
- *Transfer of electric and heat power;*
- *Dispatching management and following the regiments of energy saving and energy supplies;*
- *Provision on use of power equipment in accordance with current normative requirements, carrying out timely and qualitative maintenance of the equipment, technical re-equipment and reconstruction of energy objects, as well as development of power supply system;*
- *Use of power supply objects which are not registered on the books of the Company in accordance with the agreements with the owners of these power supply objects;*
- *Thorough repairs, technical re-equipment, reconstruction and development of regional power supply system;*
- *Mounting, debugging and repair of power supply objects, of fuel and energy power equipment and heat and energy power equipment;*
- *Use, mounting, repair of boilers and vessels working under pressure, pipelines for steam and hot water;*
- *creation and settling of new technique and technologies providing efficiency, safety and ecological compatibility of work of industrial objects of the Company, creation of conditions for the development of power supply complex as a whole, realization of branch scientific and technical and innovation programs, formation of sectoral funds of NIOKR;*
- *Provision of services of selling energy to energy saving organizations;*
- *Provision of services on collection of funds from citizens for the communal services provided;*
- *Provision of capacity for work of electric and heat networks;*
- *Activities aimed at use of electric networks;*
- *Activities aimed at use of heat networks;*
- *Engineering surveying for building and erection construction of 1st and 2nd level of responsibility in accordance with the state standard;*
- *Designing buildings and erections of 1st and 2nd level of responsibility in accordance with the state standard;*
- *Construction of buildings an erections of 1st and 2nd levels of responsibility in accordance with the state standard;*
- *Conveyance of passengers by motor transport;*
- *Conveyance of goods by motor transport;*
- *Conveyance of goods by railroad;*
- *Medical activities, including sanatoria and health resorts services;*
- *Development of communication networks and provision of communication services including electrical communication;*
- *Educational activities;*
- *Foreign-economic activities;*
- *Use of natural resources;*
- *Storage of oil and oil products;*
- *Exploitation of highly explosive manufacturing entities;*
- *Exploitation of fire-hazardous manufacturing entities;*
- *Exploitation of chemically dangerous manufacturing entities;*
- *Prospecting and mining operations necessary for carrying out construction and production of construction materials;*
- *Carrying out radiographic works with use of equipment containing radioactive components;*
- *Carrying out works on onstream maintenance of equipment and devices containing radioactive components and radioactive-component- based articles;*
- *Carrying out supervision of radiation environment;*
- *Transfer of packing materials containing radioactive components and radioactive-component-*

based articles;

- *Storage of radioactive sources, devices and apparatuses;*
- *Exploitation and maintenance of State technical supervision industrial entities;*
- *Activities of hazwaste handling;*
- *Protective activities solely within the interests of proper safety within the framework of the created Security of the Company, which is guided by the Law of the RF "On private detective and protective activities in the Russian Federation" and the legislation of the Russian Federation;*
- *Organization and carrying out defense activities on the issues of preparedness activities, civil defense, situations of extraordinary character and protection of information treated as State secrets in accordance with the legislation of the Russian Federation;*
- *Other types of activities which are not prohibited by the legislation of the Russian Federation.*

JSC "Kuzbassenergo" is one of the largest energy supply systems within the Holding JSC RAO "UES of Russia", the Company's energy supply complex is the sixth largest by installed capacity and fifth – by the volume of energy supplied to customers. The share of generation of electrical energy by electric power stations of "Kuzbassenergo" exceeded 30% in the balance of OEC of Siberia.

Eight thermal electrical power stations are functioning within the structure of the power supply system. Their overall installed capability – 4667 megawatt, thermal power – 6700,5 gigacalories per hour. Yearly electricity generation – 26-28 billion kilowatt per hour. Yearly thermal energy output – 15-20 million gigacalories.

Four enterprises of electric network system carrying out reception, transfer and dissemination of electric power work within the power supply system. 4601 substations with total installed capacity of 12984 thousand kilowatt are registered on the books of these enterprises. The extension of network system through electric circuit equals 31117 kilometers.

There are seven heat energy districts and a water-heating boiler house providing consumers with thermal energy under the jurisdiction of the Administration department of heat network. The extension of heat network with diameter of up to 1200 millimeters equals 485 kilometers. Since 1994 the first information-measuring complex in Russia providing thermometry, remote signaling, telecontrol and commercial registration of heat supply to consumers functioning in the Administration department of heat network.

Energy distribution is carried out by an branch office named "Energosbyt" which has got more than 4000 agreements with consumers for power supply.

An optical fiber communication line with extension of more than 400 kilometers constructed by JSC "Kuzbassenergo" was one of the first ones built in Siberia. The line connected branch offices into one digital network of data transfer.

The mission of the company is to provide uninterrupted and foolproof supply of heat and electric energy to our consumers by providing productive efficiency and attractiveness of the company for possible investors.

3.1.4. Contact information

Location: ***30 Kuznetsky prospect, GPS-2, Kemerovo, Russia;***

telephone: ***(384-2)29-33-59;***

fax: ***(384-2)29-37-77;***

E-mail: adm@kuzbe.elektra.ru;

Web site: ***www.kuzbassenergo.ru***

Organizational structure of the executive body of JSC "Kuzbassenergo" was approved by the Order # 709 of 31.12.2003 of JSC "Kuzbassenergo". Based on the order the Department for corporate management was created in the structure of which there is a division of corporate policy among other duties of which there is work with shareholders and investors. The division functions since 01.01.2004. Head of the division is Pavel Valerievich Tcherpinsky, born in 1974, higher education.

Location: ***30 Kuznetsky prospect, GPS-2, Kemerovo, Russia;***

telephone: ***(384-2) 77-70-51;***

fax: ***(384-2)77-70-51;***

E-mail: ***cherpinskypv@kuzbe.elektra.ru***

No Web page available.

3.1.5. Taxpayer's identification number

4200000333

3.1.6. Affiliated societies and representatives of the issuer

Name: ***Tom-Usinskaya GRES***
Location: ***652880, Kemerovskaya oblast, Myski-5***
Manager: ***Glukhov Viktor Fedorovich***
Date of foundation: ***30.12.1993***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Belovskaya GRES***
Location: ***652644, Kemerovskaya oblast, Belovo, Inskoi***
Manager: ***Artyukh Valeriy Mikhailovich***
Date of foundation: ***30.12.1993***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Yuzhno-Kuzbasskaya GRES (South-Kuzbass GRES)***
Location: ***652812, Kemerovskaya oblast, Kaltan, ul. Komsomolskaya, 20***
Manager: ***Vakhitov Kasim Bakirovich***
Date of foundation: ***30.12.1993***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Kemerovskaya GRES***
Location: ***650000, Kemerovo, ul. Stantsionnaya, 17***
Manager: ***Benediktov Aleksandr Viktorovich***
Date of foundation: ***30.12.1993***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Zapadno-Sibirskaya TETs (West-Siberian TETs)***
Location: ***654040, Kemerovskaya oblast, Novokuznetsk-40***
Manager: ***Abramov Valeriy Vasilievich***
Date of foundation: ***30.12.1993***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Kouznetskaya TETs***
Location: ***654034, Kemerovskaya oblast, Novokuznetsk-34***
Manager: ***Kouzin Igor Viktorovich***
Date of foundation: ***30.12.1993***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Novo-Kemerovskaya TETs***
Location: ***650021, Kemerovo-21, Predzavodskoy***
Manager: ***Soukhoveyev Boris Ivanovich***
Date of foundation: ***30.12.1993***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Kemerovskaya TETs***
Location: ***650001, Kemerovo-1***
Manager: ***Vervain Konstantin Aleksandrovich***
Date of foundation: ***30.12.1993***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Severnyie elektricheskiye seti/ Northern electricity networks***
Location: ***650000, Kemerovo, ul. N.Ostrovskogo, 11***
Manager: ***Borov Yuri Leonidovich***
Date of foundation: ***30.12.1993***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Vostochnyie elektricheskiye seti/ Western electricity networks***
Location: ***650025, Kemerovo, ul. Sarygina, 11 a***
Manager: ***Tolstikov Viktor Sergeevich***
Date of foundation: ***30.12.1993***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Tsentralnyie electricheskiye seti/ Central electricity networks***
Location: ***652644, Kemerovskaya oblast, Belovo, Inskoi, ul. Fasadnaya, 35***
Manager: ***Dmitriev Aleksandr Milyevich***
Date of foundation: ***30.12.1993***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Yuzhnyie elektricheskiye seti/ Southern electricity networks***
Location: ***654005, Kemerovskaya oblast, Novokuznetsk, prospect Stroiteley, 43***
Manager: ***Miller Aleksandr Ivanovich***
Date of foundation: ***30.12.1993***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Upravleniye teplovych setei/ Heat network administration***
Location: ***650070, Kemerovo, ul. Svobody, 10***
Manager: ***Krumgolts Aleksandr Rudolfovich***
Date of foundation: ***30.12.1993***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Enterprise "Energosbyt"/ Energy supply enterprise***
Location: ***650036, Kemerovo, prospect Lenina, 90/4***
Manager: ***Petrov Leonid Prokhorovich***
Date of foundation: ***30.12.1993***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Directorate of Petrovskaya TETs***
Location: ***650000, Kemerovo, prospect Kouznetsky, 30***
Manager: ***Magarill Aleksandr Isaakovich***
Date of foundation: ***30.12.1993***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Kuzbassenergosvyaz***
Location: ***650000, Kemerovo, prospect Kouznetsky, 30***
Manager: ***Aksenov Vladimir Vasilievich***
Date of foundation: ***22.01.1997***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Magistralnyie elektricheskiye seti/ Main electric power network***
Location: ***650000, Russia, Kemerovo, GSP-2, prospect Kouznetsky, 30***
Manager: ***Antonov Yuri Vitalievich***
Date of foundation: ***08.12.2003***
Period of validity of power of attorney: ***31.12.2004***

Name: ***Moscow representation of Kuzbass joint stock company for energy and electrification***
Location: ***117261, Mosow, Leninsky prospect., 70/11***
Manager: ***Sadgyan Armen Sergeevich***
Date of foundation: ***15.04.1998***
Period of validity of power of attorney: ***31.12.2004***

3.2. Principal economic activity of the issuer

3.2.1. Industrial affiliation of the issuer

All-Russian classifier of types of economic activities (OKVED):
40.10.11 – Production of electric power by heat electric power stations
40.10.2 – Transfer of electric power
40.30.2 – Transfer of steam and hot water (thermal energy)

51.56.4 – Wholesale trade of electric and heat power (without transfer and distribution)
74.60 – Carrying out investigations and provision of safety
74.14 – Consulting on issues of commercial activity and management.

3.2.2. Principal economic activity of the issuer

Production, transfer and distribution of electric and heat energy are main types of JSC's "Kuzbassenergo" activity.
JSC "Kuzbassenergo" is subject of natural monopoly carrying out its activity in the sphere of electric and heat energy transfer services on the territory of Kemerovo Region.

No information is provided for the reported period.

3.2.3. Main types of production (works, services)

JSC's "Kuzbassenergo" main types of produce are electric and hear energy. Tariffs for electric and heat energy and approved by the Regional energy commission once a year in accordance with Federal law of 14.04.1995 #41-FL.

No information is provided for the reported period.

3.2.4. Issuer's suppliers accomplishing 10 or more per cent of all supplies of inventory holdings, with indication of their share in overall supply capacity

No information is provided for the reported period.

3.2.5. Markets of issuer's production (works, services)

Power industry is almost the only field whose produce and services are consumed by all branches of industry and household sector. In Russia there are two markets for selling electric energy: wholesale and retail markets. Selling of heat energy only takes place in retail market.
The main market at which JSC "Kuzbassenergo" carries out its activity is Kemerovo region. Kemerovo region is geographically situated at South-East of Western Siberia and is located at the border of West-Siberian plain and mountains of South Siberia. It is almost equidistant from both eastern and western borders of the Russian Federation. Kemerovo region is situated in the sixth time zone.
Territory of servicing equals 95500 square kilometers, population of the region – 3086 thousand persons. Supply of electric energy to consumers is carried out in accordance with concluded "Treaties for supply and use of electric energy". The composition of purchasers of electric energy and heat energy at retail market is demonstrated at a table below by the example of structure of supply of electric and heat energy.

Structure of supply of electric and heat energy by branch in natural terms for the 4th quarter of 2004:

	Electric energy		Thermal energy	
	Payload distribution to own consumers, Thousands of kilowatt per hour	Specific gravity, %	Payload distribution to own consumers, Gigacalories	Specific gravity, %
Total for power supply system:	**6046460**	**100,0**	**4490196**	**100,0**
1. Industry	4078118	67,4	1338164	29,8

1.1. Fuel	1420007	23,5	14430	0,3
1.2. Ferrous metallurgy	2057692	34,0	472132	10,5
1.3. Non-ferrous metallurgy	10681	0,2	59348	1,3
1.4. Chemistry and petrochemistry	359629	5,9	616225	13,7
1.5. Mechanical engineering and metallurgy	71377	1,2	71933	1,6
1.6. Woodworking and pulp and paper industry	1689	0,0	1395	0,0
1.7. Industrial hardware	95990	1,6	24352	0,5
1.8. Light industry	7472	0,1	12918	0,3
1.9. Food industry	24376	0,4	10261	0,2
1.10. Other types of commercial production	29205	0,5	55170	1,2
2. Agriculture	70086	1,2	64079	1,4
3. Forestry	511	0,0	365	0,0
4. Transport and communication	419623	6,9	48170	1,1
5. Construction	13600	0,2	23507	0,5
6. Housing and communal services	125822	2,1	2726470	60,7
7. Population	51691	0,9	3552	0,1
8. Other fields	1287009	21,3	285889	6,4

As seen from the table above industrial enterprises are the largest consumers of electric energy at retail market (their share equals 67,4%).

In the structure of heat energy delivery enterprises of housing and communal servicing (60,7% of consumption) and industry (29,8%) are in the lead. In the context of industry leading consumers of thermal energy are enterprises of chemistry and petrochemistry.

\The main consumers of JSC "Kuzbassenergo" produce the turnover of which amounts to not less than 10% of overall proceeds from selling of produce for the 4th quarter of 2004 are:

Name of consumer	Location	Share in overall volume of selling, %
Electric energy consumers: Closed JSC "Metallenergofinance"	Kemerovo region, Novokuznetsk	21,0
Thermal energy consumers: Novokuznetsk city Administration	Kemerovo region, Novokuznetsk	21,0
KJSC "AZOT"	Kemerovo	16,0
JSC "ZSMK" (West Siberian Metallurgical Plant)	Novokuznetsk	13,0
Kemerovo city Administration	Kemerovo	27,0

Factors which may negatively influence issuer's marketing of its production (works, services) and possible actions of the issuer aimed at reduction of such influence:

- Outlet of enterprises to the Federal wholesale market of electric energy (power) (FOREM) may negatively influence marketing of produce. Among the enterprises which may go out to FOREM are: West-Siberian Railroad – branch office of Russian Railroad, Closed JSC "Coal Company Sokolovskaya", DHK KRU JSC "Belovskoye Energoupravleniye (Energy management"), JSC "Energoupravleniye (Energy management) Leninskugol", JSC "Electric networks" of the town of Kiselyovsk, JSC

"Prokopievskenergo", KJSC "AZOT", Closed JSC "Topkicement", JSC "Manufacturing association Himprom", Manufacturing association "Himvolokno Amtel-Kuzbass", Krasnoyarsk Railroad. The drop out incomings from outlet of the abovementioned consumers to FOREM in current tariffs equal about 6,5 billion RUR per year. Nowadays with the purpose of retention of consumers no transit agreements are signed, thus the issue of cross financing is not regulated.

- Another factor of reduction of consumption of thermal energy, for example, is high temperature of external air during the heating period. Besides, in connection with implementation of energy saving technologies and launching of boiler houses by the enterprises, reduction of thermal energy takes place. JSC "Kuzbassenergo" can not influence these factors.

- Lack of allotted limits and untimely remuneration of expenditures on payment for thermal and electric energy by budget consumers may also influence marketing. Financing agreements for the consumed energy between Kemerovo Region Authorities, Main Financial Department of the Region, Heads of towns and districts of the Region and JSC "Kuzbassenergo" are signed with budget consumers every month. Meetings on observance of the abovementioned agreements with compulsory presence of Heads of towns and districts of the Region, Heads of territorial financial bodies, heads of enterprises of housing and communal servicing and town power supply network are held at Kemerovo Region Administration.

3.2.6. Practicing activities in the case of working capital and inventory

Under the working capital floating assets (second sector of assets of balance sheet) are meant.
As far as working capital is concerned the Company's policy is aimed at provision of acceptable volume and structure of floating assets with the purpose of liquidity of assets. For the purpose of reduction of accounts receivable work with purchasers and customers is carried out, payable accounts are taken control of, work on collecting late accounts receivable are implemented.

With the purpose of increasing the efficiency of use of floating assets, perfection of resource management, provision of uninterrupted production process at minimal amount of funds of JSC "Kuzbassenergo" uses the method of regulation of floating assets.
The norm of floating assets at JSC "Kuzbassenergo" is determined on the basis of calculations made by branch offices for a number of years and is reviewed in connection to change of manufacturing environment.

For the purpose of control of the amount of inventory, the duration of circulation and turnover the following coefficients are calculated at drawing up reports:.
- coefficient of turnover of inventory (K);
- duration of circulation (D cir).

<u>Coefficient of turnover of inventory</u> reflects the speed of inventory marketing. It is calculated in accordance with the formula = Prime cost of produce marketed/Average amount of inventory (K = form # 2 p.020/form # 1 (p.210 for the beginning of the reported period= p. 210 for the end of the reported period)*0,5).

<u>Duration of circulation in days</u> is calculated as quotient in division of a number of days by coefficient of turnover of inventory.
For the 4th quarter of 2004; K = 3,1 of turnover, D cir = 29 days.

3.2.7. Raw materials

The main type of raw materials used by JSC "Kuzbassenergo" is fuel. As a main type of fuel Kouznetsk coals and wastes of coal beneficiation are used at JSC "Kuzbassenergo" electric power stations.

Reduced fuel oil is used as starting fuel and for maintenance of burning at firing coal of low quality, while at Zaiskitimskaya water-heating boiler house reduced fuel oil is the main type of fuel used..

Fuel price change analysis

Types of fuel	Units	Наименование поставщика	3rd quarter of 2004		4th quarter of 2004	
			Purchase amount in natural terms	Purchasing price per unit of produce with VAT and quality	Purchase amount in natural terms	Purchasing price per unit of produce with VAT and quality
Mazut	Thousands of tons	Closed JSC "Firm "Rigeiro" (Moscow)	8,1	3950,00	9,7	2985,00
Gas	Millions of cubic meters	SIBUR (Moscow)	257,9	930,05	114,36	1152,15
Coal	Thousands of tons	Firm "Sibirskiy Ugol" (Siberian Coal)	1334,00	455,3	1419,67	442,8
		JSC "SUEK"	860,20	488,2	1124,13	471,5
		JSC «Coal Company "Yuzhjkuzbassugol"	128,20	374,7	212,01	418,4
		FPG "Prokopievskugol"	64,5	344,7	-	-
		Coal Company "Yuzhniy Kuzbass"	-	-	10,1	487,4
		JSC "Tchernigovets"	-	-	78,0	493,3
		"OUK" Ltd. (Moscow)	-	-	81,4	389,1
		Other	231,1	358,5	302,5	404,7

Prices for coal remain at previous level.

As of January 1, 2005 in stock of eight power supply stations of the regional power supply system availability of coal was equaled 1 million 446,5 thousand tons, which is 304,5 thousand tons more than was assigned by JSC RAO "UES of Russia".

Mazut resources also correspond to the plan. As of January 1, 2005 total volume of mazut at electric power stations and at Zaiskitimskaya water-heating boiler house equaled 20,7 thousand tons, while 20 thousand tons was assigned by JSC RAO "UES of Russia".

Nevertheless, power engineering specialists have serious remarks on quality of fuel supplied by closed JSC "Tchernigovets" to Kemerovskaya GRES, Novo-Kemerovskaya TETs and West-Siberian TETs. Notwithstanding the responsibilities taken tits coal production enterprise delivers adfreezed coal humidity of which equals 21% with admixture of sludge and clay for the needs of the power supply system. Tits created additional difficulties of unloading railway cars, thus extending the time of their idle time. Low quality of coal negatively influences technological functioning of main equipment of electric power stations: operating efficiency of steam generating units comes down, the level of ash-and-slad wastes and harmful atmospheric emissions rises.

3.2.8. Main competitors

JSC "Kuzbassenergo" is subject of natural monopoly carrying out its activity in the sphere of electric and thermal energy transfer servicing on the territory of Kemerovo region.

The competitive environment of the Company in the region is represented by suppliers of electric power – FOREM subjects and newly established independent electric power network and supplying companies independently selling electrical energy to final consumers (JSC "Kuzbass electric power network company" consolidating 12 enterprises of city electric power network) Its main activity – transfer and trade of electrical energy to communal infrastructure. "Severo-Kuzbasskaya (North Kuzbass) energy company" to which municipal communal electric power networks of the city of Kemerovo and the town of Beryozovskiy were leased was created in Kemerovo.

The present process of establishment of independent power supply organizations on the basis of resellers possessing network infrastructure for monopolistic access to a number of consumers has negative consequences for JSC "Kuzbassenergo" as far as tariff formation is concerned. For wholesale resellers minimal tariffs for purchase of electric power form JSC "Kuzbassenergo" are determined; these tariffs do not cover the expenses of the Company for generation, thus, redistribution of financial resources to these companies takes place.

In Novokuznetsk "Metalleneregofinance" Ltd. Affiliated with "Eurazholding" Ltd. and Novokuznetsk and West Siberian metallurgical plants managed by them made direct agreements for electric power supply. "Metallenergofinance" Ltd. was registered as power supplying organizations and registered as "main consumer - reseller" for providing electric power supply to metallurgical plants. Beginning with the 4th quarter of 2003 "Metallenergofinance" Ltd. was registered by the Federal power supply commission and obtained the status of FOREM subject.

Since October 1st, 2003 JSC's "Kuzbassenergo" top consumer JSC "Novokuznetsk aluminium plant" (NKAZ) entered FOREM. With NKAZ's entering FOREM JSC "Kuzbassenergo" turned from the deficient power supply company to an excess one.

Name	*Volume of production sold in the 4th quarter of 2004, Thousands of kilowatt per hour*	*Market share, %*
JSC "Kuzbassenergo" - issuer	6046460	79,32
FOREM	1373468	18,02

3.2.9. Information on licenses held by the issuer

Number: ***3668***
Date of issue: ***26.12.1995***
Period of validity: ***till 1.01.2007***
License issuing body: ***Ministry of communication of the Russian Federation***
Types of activities: P***rovision of services of local and intraareal telephone communication.***

Number: ***00927***
Date of issue: ***14.06.2001***
Period of validity: ***till 31.12.2006***
License issuing body: ***Committee for natural resources of Kemerovo region.***
Types of activities: ***Loam mining operations at Frunzensky deposit for construction of dam for ash-disposal area.***

Number: ***24***
Date of issue: ***13.11.2001***
Period of validity: ***till 13.11.2004***
License issuing body: ***Ministry of energy of the Russian Federation , State energy inspectorate***
Types of activities: ***Provision of efficiency of electric and heat networks.***

Number: ***077***
Date of issue: ***14.10.1997***
Period of validity: ***till 1.10.2008***
License issuing body: ***Direction of the Federal Security Service of the RF in Kemerovo Region***
Types of activities: ***Work implying use of information making up state secret.***

Number : ***0107***
Date of issue: ***12.03.1998***

Period of validity: ***до 1.10.2008***
License issuing body: ***Direction of the Federal Security Service of the RF in Kemerovo Region***
Types of activities: ***Work implying provision of services of state secret protection.***

3.2.10. Issuer's joint activities

Founders of associated company JSC "Prokopievskugol":
- ***JSC "Kuzbassenergo" (60,0 %);***
- ***"Stroysnabservice" Ltd. (Kemerovo)(14,12 %);***
- ***"Bill center of Kuzbassenergo" Ltd. (13,05.%).***

Type of joint activity: supplying of consumers with electric and thermal power by means of its purchase, transformation, distribution, transportation and selling; repair of electric measuring appliances, electrotechnical equipment, electricity supply meters; debugging and maintenance of lifting mechanisms and constructions; building and assembly jobs; carrying out transportation, dispatching and other activities connected with transportation process and other. Joint activities are carried out since 20.09.2000.

Founders of associated company JSC "IPO "Vodocanal":
- ***JSC "Kuzbassenergo" (74,5 %);***
- ***"A/E Clearing" Ltd. (Prokopievsk) (25,5 %).***

Type of joint activity: provision of consumers with water and reception of sewage; maintenance, technical servicing, planned and emergency repair of external and internal systems of water supply system and drainage system; Construction, assembling, commissioning and finishing works; manufacture of goods of production and technical purposes, etc.
Joint activities are carried out since 28.10.2001.

3.4. Plans for future activities of the issuer.

The following tasks are set before JSC "Kuzbassenergo" in 2005.
The main aim of the Company in 2005 is provision of paying activity and profit earning, increase of market value (capitalization) and increase of attractiveness of shares for Russian and foreign investors.

The following are considered to be the main production goals of JSC "Kuzbassenergo" in 2005:
- provision of foolproof electric and thermal power supply to consumers in the region, especially in fall and winter periods of maximum loading;
- implementation of the repair program of power station equipment, electric and heating networks;
- realization of JSC RAO "UES of Russia" task on creation of fuel reserve in stocks;
- realization of investment program on capital investments.
The below mentioned are the priority tasks:

As far as financial rehabilitation is concerned the number of tasks are set before JSC "Kuzbassenergo" for 2005:
- ***Consequent realization of the program of shortening of expenses;***
- ***Consequent realization of the terms of amicable agreement with the Company's creditors as an important requirement of reconstruction;***
- ***Determination of economically sound tariffs for JSC "Kuzbassenergo";***
- ***Reduction of liabilities before the suppliers and the contractors;***
- ***Regulation of gap between bills payable and bills receivable;***

- *Improvement of paying capacity and financial stability of the enterprise;*
- *Provision of stable functioning and investment attractiveness of the company.*

As far as realization of the program of reformation is concerned the following tasks are set before JSC "Kuzbassenergo" for the year of 2005:

1. To complete the activities of the preparation stage before the reorganization, including:
- *Settling apart and termination of participation in nonspecialized (service) types of activities, including transfer of housing fund to municipal property;*
- *Implementation of the system of contract auctions and tenders;*
- *Improvement of cadre, training of management personnel for work in the framework of power supply market.;*

2. To start realization of the project of reformation of the Company in accordance with the main tendencies of restructurization of power supply industry:
- *Switch to the new organizational, production and management structure; gradual formation of JSC "Kuzbassenergo" as a management company;*
- *Implementation of new forms and methods of corporative management in accordance with the new role of the Company and providing positive final financial result of the holding company's activity.*

Trends of future development of JSC ""Kuzbassenergo" as one of the enterprises of fuel and energy complex of the country are determined, firstly, by the Fuel and Energy strategy of Russia until 2020 approved by the Decree of the Government of the Russian Federation of August 28, 2003 # 1234-r.
In accordance with the abovementioned strategy JSC "Kuzbassenergo" should develop into a qualitatively new financially stable, economically efficient and dynamically upcoming company. In accordance with tits perspectives of the Company's development will in many respects depend on successful realization of the Project of reformation after it is approved by the shareholders. According to the project of reformation five independent joint-stock companies are planned to be created on the basis of the regional fuel and energy supply company, they are: "Energosbyt" (Energy supplying company), "Kuzbass regional electricity network company", "Main electric power network of "Kuzbassenergo" and two generating companies each of which will be composed by four Kuzbass electric power stations.

3.5. Participation of the issuer in industrial, banking and financial groups, holding companies, concerns and associations

JSC "Kuzbassenergo" does not participate in any industrial, banking or financial groups, holding companies, concerns or associations.

On the basis of the Decree of the President of the RF "On additional measures of provision of fuel and energy complex of Russia management" of March 3, 1998 the effect of section 3 of the Temporary regulation on holding companies created by reorganization of state enterprises into joint-stock companies approved by the Decree of the President of the RF of November 16, 1992 # 1392 "On measures of realization of industrial policy at privatization of state enterprises" does not apply to Russian joint stock company "UES of Russia".

Based on article 2.3 of the Statute of the Company JSC "Kuzbassenergo" is an associated company of the Holding company RAO "UES of Russia".

3.6. Associated and dependent economic organizations of the issuer

JSC "Kuzbassenergo" has 13 associated organizations.

The organizations are treated as affiliated in accordance with the Civil Code of the Russian Federation (part 1, articles 104 and 106) and the Federal law "On joint stock companies" (article 6).

Name: ***Limited liability company "Bill centre of Kuzbassenergo" Ltd.***
Location: ***30 Kuznetsky prospect, Kemerovo, 650099***
Share of the issuer's participation in authorized capital stock of the associated company: ***100 %.***
Share of the associated company in authorized capital stock of the issuer: ***none.***
Type of activity: ***Carrying out export and import of goods of production and technical purposes and consumer goods, know-how and services; intermediary and trading activity.***

Name: ***Joint stock company"Andreevskoye", JSC "Andreevskoye"***
Location: ***Andreevkiy village, Kemerovo rayon, Kemerovo oblast, Russia***
Share of the issuer's participation in authorized capital stock of the associated company: ***100 %.***
Share of equities of the associated company owned by the issuer: ***100 %.***
Share of the associated company in authorized capital stock of the issuer: ***none***
Type of activity: ***Production and selling of agricultural production, plant cultivation and animal husbandry; technical re-equipment, reconstruction and development of own base; capital building of industrial and social objects; creation processing enterprises on the basis of advanced manufacturing technologies of foodstuff production, consumer goods and processing of agricultural goods.***

Name: ***Limited liability company "Sbytenergo", "Sbytenergo" Ltd.***
Location: ***14 ul. Severnaya, Metallploshadka, Kemerovo rayon, Kemerovo oblast, Russia, 652417***
Share of the issuer's participation in authorized capital stock of the associated company: ***100 %.***
Share of the associated company in authorized capital stock of the issuer: ***none***
Type of activity: ***Selling of electric and thermal energy; exploitation, assembling, debugging, transportation and dispatching of electric and thermal energy.***

Name: ***Joint stock company "Kuzbasshydroenergostroy", JSC "KGES"***
Location: ***Krapivinsky rayon, Kemerovo oblast, Russia***
Share of the issuer's participation in authorized capital stock of the associated company: ***100 %.***
Share of equities of the associated company owned by the issuer: ***100 %.***
Share of the associated company in authorized capital stock of the issuer: ***none***
Type of activity: ***Carrying out building and assembling works in the sphere of construction, reconstruction, technical re-equipment and repair of objects of industrial and civil purposes; production and selling of construction materials and constructions, construction items of complete range including those falling under surveillance of the organs of State technical inspectorate of Russia; carrying out project activities.***

Name: ***Joint stock company "Investment and production association "Vodocanal", JSC "IPA "Vodocanal"***
Location: ***3 ul. Kirpichnaya, Prokopievsk, Kemerovo oblast, Russia***
Share of the issuer's participation in authorized capital stock of the associated company: ***74.5 %.***
Share of equities of the associated company owned by the issuer: ***74,5 %.***
Share of the associated company in authorized capital stock of the issuer: ***none***
Type of activity: ***Provision of consumers with water and receipt of sewage, technical servicing, current and emergency repair of external and internal systems of water supply and systems and drainage systems; construction, assembling, balancing and commissioning, finishing works; manufacturing of production and technical purpose produce; information services; trading activities, trading intermediary activities, purchasing, selling.***

Name: ***Joint stock company "Prokopievskenergo", JSC "Prokopievskenergo"***

Location: ***14, ul. Energeticheskaya, Prokopievsk, Kemerovo region, Russia***

Share of the issuer's participation in authorized capital stock of the associated company: ***60 %.***

Share of equities of the associated company owned by the issuer: ***60 %.***

Share of the associated company in authorized capital stock of the issuer: ***none.***

Type of activity: ***Provision of consumers with electric and thermal power by means of its purchase, transformation, distribution, transportation and selling; repair of electric measuring appliances, electrotechnical equipment, electricity supply meters; debugging and maintenance of lifting mechanisms and constructions; building and assembly jobs; carrying out transportation, dispatching and other activities connected with transportation process; establishment and exploitation of petrol stations; carrying out trading, intermediary and foreign economic activities; provision of assistance in carrying out scientific research works, development works, projects, technological and engineering development works.***

Name: ***Joint stock company "Kuzbass energy and repair company", JSC "Kuzbass energy and repair company"***

Location: ***30 Kuznetsky prospect, Kemerovo, Russia***

Share of the issuer's participation in authorized capital stock of the associated company: ***100 %.***

Share of equities of the associated company owned by the issuer: ***100 %.***

Share of the associated company in authorized capital stock of the issuer: ***none.***

Type of activity: ***Carrying out whole range of building and assembly jobs in the sphere of construction, reconstruction, technical re-equipment, and repair of units of industrial and civil purposes as general contractor and subcontractor; carrying out supervision of quality of civil and erection works fulfilled, of manufacturing of construction materials including works in accordance with the agreements with exterior companies; production and selling of construction materials, constructions and full range of construction items including those falling under surveillance of the organs of State technical inspectorate of Russia; construction of units of gas supply facilities, gas regulating units and plants, gas pipelines and gas equipment of industrial, agricultural and other enterprises using natural gas; assembling, debugging and repair of energy system units, electric energy and heating energy equipment and consumers' powerplants.***

Name: ***Joint stock company Engineering and analytical center "Kuzbasstechenergo", JSC Engineering and analytical center "Kuzbasstechenergo"***

Location: ***17 ul. Stantsionnaya, Kemerovo, Russia, 650099***

Share of the issuer's participation in authorized capital stock of the associated company: ***100 %.***

Share of equities of the associated company owned by the issuer: ***100 %.***

Share of the associated company in authorized capital stock of the issuer: ***none.***

Type of activity: ***testing and debugging, development of normative and power characteristics of heat mechanic equipment (boilers, turbines, systems of thermal energy supply, support equipment); carrying out of works (services) of nature-conservative purposes as far as debugging and exploitation of nature-conservative equipment, systems of ventilation, metering devices and ecological parameters control devices of manufacturing enterprises and vehicles are concerned; carrying out of balancing and commissioning and mode balancing works at thermotechnical aggregates of gas using enterprises, debugging of automation systems and water-chemical modes of boiling aggregates; production, repair, calibration and verification of metering facilities; repair and debugging of automation facilities, electronic gear; repair and assembling of electrotechnical equipment and networks.***

Name: ***Joint stock company "Kuzbassetremont", JSC "Kuzbassetremont"***

Location***: 1 ul. Nevskogo, Novokuznetsk, Kemerovo oblast, Russia, 654079***

Share of the issuer's participation in authorized capital stock of the associated company: ***100 %.***

Share of equities of the associated company owned by the issuer: ***100 %.***

Share of the associated company in authorized capital stock of the issuer: ***none.***

Type of activity: ***Repair of equipment, constructions and erections of electric network system; repair of high voltage lines (0,4-20 kilowatt)l repair of constructions and erections at electric network units;***

debugging, testing and diagnostics of equipment, constructions and erections of electric networks; assembling of equipment, constructions and erections of electric networks; supply and sales activity.

Name: ***"Supervolokno" Limited liability company, "Supervolokno" Ltd***
Location: ***Stroigorodok, Kemerovo, Russia, 650068***
Share of the issuer's participation in authorized capital stock of the associated company: ***60 %.***
Share of the associated company in authorized capital stock of the issuer: ***доли не имеет***
Type of activity: ***Production of warming materials.***

Name: ***Closed joint stock company "Haulier enterprise of "Kuzbassenergo", JSC "ATP "Kuzbassenergo"***
Location: ***4 ul. Stantsionnaya, Kemerovo, Russia, 650006.***
Share of the issuer's participation in authorized capital stock of the associated company: ***100 %.***
Share of equities of the associated company owned by the issuer: ***100 %.***
Share of the associated company in authorized capital stock of the issuer: ***доли не имеет***
Type of activity: ***Provision of forwarding services to legal entities and natural persons; technical servicing and repair of transport of legal entities and natural persons; capital construction of industrial and social and cultural units; carrying out project activities in the sphere of reconstruction of technological utilities and constructions; creation of processing enterprises in the sphere of production of consumer goods.***
Organization of wholesale and retail trade.

Name: ***Closed joint stock company Medical department "Energetic" Health center", JSC Md "Energetic" Health center"***
Location: ***37 ul. Kuzbasskaya, Kemerovo, Russia, 650099,***
Share of the issuer's participation in authorized capital stock of the associated company: ***100 %.***
Share of equities of the associated company owned by the issuer: ***100 %.***
Share of the associated company in authorized capital stock of the issuer: ***none***
Type of activity: ***Provision of qualified medical services including specialized services; on-patient treatment and ambulatory care; out-of-hospital treatment; preventive activities; expertise of professional appropriateness, etc.***

Name: ***Joint stock company "Kuzbassenergoservice", JSC "Kuzbassenergoservice"***
Location: ***12 ul. N. Ostrovskogo, Kemerovo, Russia, 650099,***
Share of the issuer's participation in authorized capital stock of the associated company: ***100*** %.
Share of equities of the associated company owned by the issuer: ***100 %.***
Share of the associated company in authorized capital stock of the issuer: ***none***
Type of activity: ***Organization of work of its production profile on the principles of general contraction and carrying out functions of general contractor; organization of work based on "all-included" principles and carrying out functions of customer; logistical support including that of own production facilities and works carried out by exterior organizations; repair of electric and energy equipment at thermoelectric power stations, transmitting devices and structures, at other enterprises, organizations, of different types of technological equipment, pipelines, products pipelines, distribution electric networks, constructions and erections; lifting tacking and fear; capital construction and technical re-equipment of enterprises of power engineering and other industries, of civil and social units.***

3.7. Composition, structure and cost of fixed assets of the issuer, information on plans concerning acquisition, substitution, retirement of fixed assets as well as on all the cases of burden of fixed assets of the issuer

3.7.1. Fixed assets

Part of property of the Company meeting the criterions of article 1 of PBU 6/01 "Registration of fixed assets" (Decree of the Ministry of Finance of RF of March 30, 2001 # 26-n (version of 18.05.2002), methodical directions on registering fixed assets (Decree of the Ministry of Finance of RF of 13.10.2003 # 91-n).

All-Russian classifier of fixed assets (OK-013-94) approved by the resolution of State committee of RF for standards, metrology and certification of 26.12.94 # 359 is used at determination of composition and grouping of fixed assets.

In accordance with the agreement made between JSC "Kuzbassenergo" and JS C"ENPI Consult" determination of full replacement cost of part of basic production assets registered on the books of JSC "Kuzbassenergo" as of 01.01.2004 was carried out by specialists of JSC "ENPI Consult".

Objective of evaluation – determination of full replacement cost of part of fixed assets.

Purpose of evaluation – provision of consulting services as far as issues of reevaluation of part of fixed assets of the company are concerned.

Taking into account restrictive terms and admissions the full replacement cost of the reevaluated property (in accordance with the Requirements specification with total book cost 29 749 727 391 RUR without deterioration provided by the Customer), as of 01.01.2004 approximately equals 33 815 298 100 (thirty three billion eight hundred fifteen million two hundred and ninety eight thousand one hundred) RUR.

The evaluation was carried out on the basis of accounting data, technical characteristics of evaluation objects provided by specialists of JSC "Kuzbassenergo", interview with managers and leading experts of departments and services of JSC "Kuzbassenergo".

The evaluation was held in accordance with Federal law #135-FL of 29.07.1998 "On evaluation activities in the Russian Federation", Standards of evaluation obligatory for use by subjects of evaluation activities (Resolution of Government of the Russian Federation # 519 of 06.05.2001), basic principles formulated in International Standards of Evaluation MSO1-MSO4, Standards of professional practice and Ethics Code of the Russian evaluators association.

In accordance with the Requirements specification for reevaluation of fixed assets of JSC "Kuzbassenergo" as of 01.01.2004, the reevaluation implies determination of current (replacement cost of fixed assets, i.e. full amount of costs which would have been taken by their owner with the purpose of their replacement (substitution) with similar new fixed assets at market price current for the date of reevaluation in accordance with the Decree of the Ministry of Finance of the Russian Federation of 30.03.2001 # 26N.

1. The following groups of fixed assets are subject for obligatory reevaluation independently of the amount of accounting deterioration:

Name of the group of fixed assets	Codes of standard norms of depreciation charges
High Voltage constructions of 220 kilowatt and more	30009, 30119-30120
Mechanisms and equipment Substations of 220 kilowatt and more; other electrotechnical power equipment and dispatch devices;	40000-40700 40701 40702 40705-42912
Carriers	50000-50302 50500-50709

2. The following groups of fixed assets, units of social and life purpose and units of nonspecialized businesses are not subject to reevaluation:

Name of the group of fixed assets	Codes of standard norms of depreciation charges
Production buildings	10000-10010
Constructions	20000-30118 (with restrictions of article 1) 30121-30124
Other groups of equipment	43000-49303
Carriers (mobile stock of motor transport)	50400-50428
Production and household equipment, Instruments	60000-70012
Workstock	80000
Perennial plants	90000-90021
Nonproduction buildings	10011-10105, 20362-20368 By name: kindergarten, preventorium, hospital, apartment house, etc.
Nonspecialized business	10011-10105, 20362-20368 By name: Agricultural enterprise, store, commercial storehouse, construction materials production enterprise, production of consumer goods, automobile service center, etc.

3. Reevaluation of enterprise #55 (Kuzbassenergosvyaz) was not carried out.

4. Reevaluation of units of unfinished construction and equipment to be installed was not carried out.

5. Reevaluation was carried out by independent evaluators through indexation and direct recalculation.

Thousands of RUR

№	Name of the group of fixed assets	Overall cost before the evaluation	Residual value (excluding amortization) before the evaluation	Date of reevaluation	Overall cost after the evaluation	Residual value (excluding amortization) after the evaluation
1.	**Year 1999**			No valuation was carried out		
	Total:	17668447	9767421		17668447	9767421
1.1.	Buildings	3433221	861844		3433221	861844
1.2.	Constructions	6335359	3408324		6335359	3408324
1.3.	Mechanisms and equipment	7727315	5421817		7727315	5421817
1.4.	Transport	144498	62005		144498	62005
1.5.	Production inventory	25097	13431		25097	13431
1.6.	Other	2957	-		2957	-
2.	**Year 2000**			**01.01.2000**		
	Total:	18738653	10104684		27035939	14864213
2.1.	Buildings	3506439	1098374		4326454	1263102
2.2.	Constructions	6421432	3592690		9912179	5539594

2.3.	Mechanisms and equipment	8618816	5330957		12597156	7958223
2.4.	Transport	157118	67021		158538	83034
2.5.	Other	34848	15642		41612	20260
3.	**Year 2001**			**01.01.2001**		
	Total:	28006940	15553938		33770344	19005685
3.1.	Buildings	4406965	1290675		4865386	1498579
3.2.	Constructions	10169826	5775229		12190813	6826009
3.3.	Mechanisms and equipment	13199229	8372718		16479634	10567545
3.4.	Transport	182500	92445		189166	94966
3.5.	Other	48420	22871		45345	18586
4.	**Year 2002**			**01.01.2002**		
	Total:	34574367	19893460		50875700	31454410
4.1.	Buildings	4877141	1545143		7241796	2708442
4.2.	Constructions	12418915	7143497		18030697	11002165
4.3.	Mechanisms and equipment	17028588	11088619		25254224	17569031
4.4.	Transport	192405	94186		248828	130918
4.5.	Other	57318	22015		100155	43854
5.	**Year 2003**			**01.01.2003**		
	Total:	52244720	19642923		64222564	40753860
5.1.	Buildings	7324294	4537884		8891678	7862414
5.2.	Constructions	18233155	6797199		24604546	11793622
5..3.	Mechanisms and equipment	25781648	7586049		29834482	20942371
5.4.	Transport	272986	132867		266659	121001
5.5.	Other	632637	588924		625199	34452
6.	**Year 2004**			**01.01.2004**		
	Total:	65935049	41990532		69974063	45081270
6.1.	Buildings	8908684	3665265		8932902	3685396
6..2.	Constructions	26008393	18223715		27860606	19250092
6..3.	Mechanisms and equipment	30056510	19935663		32181077	21968996
6.4.	Transport	270554	130005		278491	134904
6.5.	Other	690908	35884		720987	41882

In accordance with Regulation on account and taxation policy of JSC "Kuzbassenergo" for the year 2004 at determination of the structure of fixed assets and grouping of fixed assets the All-Russian classifier of fixed assets (OK-013-94) approved by the Resolution of State committee of the Russian Federation for standards, metrology and certification of 26.12.1994 # 359 is used.

Amortization of objects of fixed assets is carried out by linear method reasoning from the terms of wholesome use of these objects. At objects of fixed assets registered on the books before 01.01.2002 amortization is charged extra in accordance with the Resolution of the Council of Ministers of the USSR of October 22, 1990 # 1072 "On unified measures of depreciation charges for full recovery of fixed capital stock of national economy of the USSR". For objects of fixed assets registered on the books starting from 01.01.2002 amortization is charged in accordance with the Resolution of the government of the Russian Federation of 01.01.2002 # 1 "On classification of fixed assets entered into amortization groups".

Starting with 1999 JSC "Kuzbassenergo" carries out reevaluation of fixed assets with attraction of specialists – experts of closed joint stock company "ENI Consult" (JSC "ENPI Consult") (TIN 7737017200, 14 Dukhovsky pereulok, Moscow, 113191) on the basis of license # 000031 for carrying out valuation activities issued on 06.08.2001 by the Ministry of Property of the Russian Federation. In accordance with the Expression of requirements the reevaluation of fixed assets is carried out through the method of indexation and direct recalculation of full recovery cost of fixed assets. All materials are

provided in the form of written report and on magnetic media.

Information on long-term rented fixed assets

As of:	***Thousands of RUR***
31.12.1999	***none***
31.12.2000	***40690***
31.12.2001	***1785***
31.12.2002	***167618***
31.12.2003	***150058***
30.09.2004	***22 400***

3.7.2. Cost of the issuer's immovables

As of 01.01.2004

Name of groups of fixed assets	Overall cost of fixed assets (account 01)	Amortization charged (account 02)	Residual value of fixed assets
1. Cost of fixed assets, total, thousands of RUR	69863846	45063856	24799990
Including:			
Buildings	8932900	3485625	5447275
Constructions	20668576	14251052	6417524
Ground areas	571066	-	571066

As of 01.04.2004

Name of groups of fixed assets	Overall cost of fixed assets (account 01)	Amortization charged (account 02)	Residual value of fixed assets
1. Cost of fixed assets, total, thousands of RUR	69842918	45476949	24365969
Including:			
Buildings	8917671	3790625	5127046
Constructions	20668205	14599987	6068218
Ground areas	570566	-	570566

as of 01.07.2004

Name of groups of fixed assets	Overall cost of fixed assets (account 01)	Amortization charged (account 02)	Residual value of fixed assets
1. Cost of fixed assets, total, thousands of RUR	69951749	45917567	24034182
Including:			
Buildings	8987839	3732537	5255302
Constructions	27529898	19574543	7955355
Ground areas	570226	-	570226

as of 01.10.2004

Name of groups of fixed assets	Overall cost of fixed assets (account 01)	Amortization charged (account 02)	Residual value of fixed assets

1. Cost of fixed assets, total, thousands of RUR	69 851 854	46 258 383	23 593 471
Including:			
Buildings	8 819 249	3 584 223	5 235 026
Constructions	26 115 436	17 765 586	8 349 850
Ground areas	568 759	-	568 759

Information on reevaluation of part of fixed assets as of 01.01.2004 will be available in quarterly report of the issuer for the 1st quarter of 2005.

Information on financial and economic activity of the issuer

4.1. Outcomes of financial and economic activities of the issuer
No information is provided for the reported period.

4.2. Issuer's liquidity
No information is provided for the reported period.

4.3. Amount, structure and adequacy of the capital and the floating assets of the issuer

4.3.1. Amount and structure of the capital and the floating assets of the issuer.

a) Amount of authorized capital stock: ***The authorized capital stock of the Company is composed of nominal cost of the Company's shares purchased by shareholders (floating shared). The authorized capital stock of the Company equals 606 163 800 (six hundred and six million one hundred and sixty three thousand eight hundred) RUR which corresponds to the Statute of the Company.***

b) Total cost of shares of the issuer purchased by the issuer for further reselling (transfer): ***No shares were purchased by JSC "Kuzbassenergo" in the 4th quarter of 2004.***

c) Amount of capital reserves of the issuer formed by allocations of profits of the issuer: ***The amount of surplus fund is determined by the Statute of the Company and may not equal less than 5 (five) % of the authorized capital stock of the Company. The surplus fund is formed by obligatory annual allocations until it amounts to the size prescribed by the Statute of the Company. The amount of annual allocations is determined by the Statute of the Company but it may not be less than 5 (five) per cent of the Company's net profits. Expenditure of funds of the surplus fund bears exceptionally purposeful nature. The surplus fund of the Company is meant for covering losses of the Company, for paying off bonds of the Company and for purchase of shares of the Company in case of lack of other funds. The amount of capital reserves as of 31.12.2004 amounted to 16858, 0 thousand RUR.***

d) amount of additional capital of the issuer reflecting the increment of value of assets identifiable through the results of reevaluation: ***In accordance with the bookkeeper's live data amounts to 22 309 278 000 RUR.***

e) amount of retained net profits of the issuer: ***No information is provided for the reported period.***

f) amount of purposeful financing assets: ***0.***

g) total amount of capital of the issuer: ***In accordance with the bookkeeper's live data amounts to 25 824 285 000 RUR.***

Owned assets of the Company are sources of financing of floating assets. Owned assets of the Company are adequate for covering main needs of the Company in resources providing continuity of production and selling of produce as well as for covering current liabilities of the Company.

Policy of the Company as regards to floating assets consists of provision of acceptable volume and structure of floating assets of the Company with the purpose of increase of liquidity of its assets. With the purpose of reduction of accounts receivable work is carried out with buyers and customers, control of accounts payable is carried out, work on collection of past-due accounts receivable is carried out.

The following factors may influence the change of policy of financing of floating assets:

- ***Violation of contractual and payment-and-accounts discipline by the consumers which may lead to reduction of earnings of the Company and increase of bills payable. In such case the issuer will have to***

clear its bills payable by means of attracting chargeable borrowed funds, by replacing its bills payable to the suppliers and to contractors with loan debts before banks and credit organizations. The probability of appearance of such factor is low in the judgment of the issuer;

- ***Increase of production costs and as a consequence reduction of profitability, amount of profits of the Company. The probability of appearance of such factor in the judgment of the issuer is considered low.***

The opinions of managing bodies of the issuer concerning the abovementioned factors are coincide.

4.3.2. Adequacy of the capital and the floating assets of the issuer

The company possesses adequate owned capital and floating assets for covering its current operation expenses.

Name of indicator	As of 30.09.2004	As of 31.12.2004 (Live data)
Owned capital at the end of the period, RUR.	25 330 085 000	25 824 285 000
Floating assets at the end of the period, RUR.	6 503 927 000	6 505 598 000
Short-term liabilities at the end of the reported period	5 691 933 000	5 207 081 000
Average daily current expenses, RUR	63 113 389	67 267 000

4.3.3. Cash assets

Bench marks of cash flows of the Company are approved every quarter by the Board of Directors of the Company.

The issue "On approving bench marks of cash flows of the Company for the 1st quarter of 2005" was reviewed at the meeting of the Board of Directors of JSC "Kuzbassenergo" on December 28, 2004. The following decision was taken: "To approve the bench marks of cash flows of JSC "Kuzbassenergo" for the 1st quarter of 2005 with monthly layout":

	Fulfillment of commitments for agreements of FOREM and invoices/claims	Fulfillment of engagements for agreements with JSC RAO "UES of Russia" and for the decisions of the meetings of shareholders	Service payment to JSC "SO TsDU of UES" for securing system reliability	Service payment to JSC "FSK of UES"
January	26500	108511	29428	88011
February		100698	27309	81673
March		102931	27914	83485
Total for the 1st quarter of 2005	26500	312140	84651	253169

Potential source of funds for the 1st quarter of 2005 is proceeds from selling of produce (works, services)

and the retained income of the Company.

Factors which may influence the need of the issuer in cash assets and possibility of their receipt: ***Increase of accounts receivable through delayed payment to consumers.***

There are no accounts payable gathered in the bank in card index.

4.3.4. Issuer's financial investments

In accordance with PBU 4/99 "Organization's accounting" the following is meant under financial investments:

- ***Investments in associated companies;***
- ***Investments in dependant companies;***
- ***Investments in other organizations;***
- ***Loans provided for the period of more than 12 months;***
- ***Loans provided for the period of less than 12 months;***
- ***Own shares bought out from the shareholders;***
- ***Other financial investments.***

Financial investments are registered by the Company on the books 58 in accordance with PBU # 19/02 "Registration of investments" approved by the Order of the Ministry of Finance of RF of 10.12.2002 #126-n.

1. Investments in securities:

Type of securities	Full and brief trade name of the company	Date and registration number of the issue of shares	Quantity of Securities owned by the issuer	Overall nominal value of share holdings owned by the issuer, thousands of RUR	Current status of the Company	Prospective loss in current year, thousands of RUR
Equities	Joint stock company "Kuzbasshydroenergostroy ", JSC "KHES" Location: Russia, Kem erovo oblast., Krapivinsky rayon	1-01-10487-F	118619000	118619,0	Bankruptcy, external cueing	118619,0

Equities	Joint stock company "Andreevskoye", JSC "Andreevskoye" Location: Russia; Kemerovo oblast, Kemerovsky rayon, Andreevsky	none	36436953	36437,0	Bankruptcy - bankruptcy proceedings	36437,0
Equities	Joint stock company "Prokopievskenergo", JSC "Prokopievskenergo" Location: Россия, Kemerovo oblast, Prokopievsk, ul. Energeticheskaya, 14	1-01-10934-F 31..07.2000	1938	19380,0	stable	0
Equities	Joint stock company "Engineering and analytical center "Kuzbasstechenergo" , JSC "Engineering and analytical center "Kuzbasstechenergo" Location: Russia, Kemerovo, ul. Stantsionnaya, 17	1-01-11775-F 14.05.2004	18540	18540,0	stable	0
Equities	Joint stock company "Kuzbasskaya energoremontnaya companiya"/"Kuzbass power and repair company" , JSC "Kuzbasskaya energoremontnaya companiya"/"Kuzbass power and repair company" Locaiton: Russia, Kemerovo, prospect Kuznetsky, 30	1-01-11760-F 29.04.2004	29240	29240,0	stable	0
Equities	Joint stock company "Kuzbasssetremont", JSC "Kuzbasssetremont" Location: 654079, Russia, Kemerovo oblast, Novokuznetsk, ul. Nevskogo, 1.	1-01-11792-F 23.09.2004	11751	11751,0	stable	0
Equities	Joint stock company "Investment and production company "Vodokanal", JSC "IPC Vodokanal" Location: Russia, Kemerovo oblast, Prokopievsk, ul. Kirpichnaya. 3	1-01-11253-F 12.10.2001	626	31300,0	stable	0

Equities	Closed joint stock company "Haulier "Kuzbassenergo", CJSC "ATP "Kuzbassenergo" Location: 650006, Russia,. Kemerovo, ul. Stantsionnaya, 4.	1-01-25251-N 30.12.2002	5000	5000,0	stable	0
Equities	Closed joint stock company "Medical unit Health center "Energetic", CJSC «MuHC "Energetic" Location: 650099, Russia, Kemerovo, ul. Kuzbasskaya, 37	1-01-25252-N от 30.12.2002 1-001-25252-N-001D от 02.09.2004	2000	2000,0	stable	0
Equities	Joint stock company "Kuzbassenergoservice, JSC "Kuzbassenergoservice" Location: 650099, Russia, Kemerovo, ul. N. Ostrovskogo,12	1-01-24543-N от 17.07.2002	500	500,0	stable	0

Information on other investments (investments in authorized capital stocks of limited companies) is not provided as they equal less than 10 per cent of all financial investments of JSC "Kuzbassenergo" at the 4th quarter of 2004.

4.3.5. Intangible assets of the issuer

In composition of intangible assets exclusive rights of the Company for its trade mark are reflected. Amortization of intangible assets is imposed by linear method based on the following terms of wholesome use:

Right for the trade mark – 10 years.

In the reports intangible assets are shown at original cost with excluded accumulated depreciation for the period of use.

№№	Name of the group of intangible assets	Overall cost	Amount of depreciation charged
1.	Trade mark	3774 RUR 73 kipecks	601 RUR 20 kopecks
	Total, RUR	3774 RUR 73 kopecks	601 RUR 20 kopecks

Registration of intangible assets is carried out in accordance with PBU 14/2000 "Registration of intangible assets" approved by the Order of the Ministry of Finance # 91-n of 16.10.2000.

4.4. Information on issuer's policy and expenditures in the area of scientific and technical development, in the area of licenses and patents, new elaborations and research

Registration of R and D in JSC "Kuzbassenergo" is carried out in accordance with the Accounting regulation "Registration of expenditures for scientific and technical, development and technological works" (PBU 17/02).

4.5. Progress trends analysis in the sphere of issuer's main activity

Power industry is one of the leading Russian trades. Power industry constitutes about 10 % of the country's GDP. By installed capacity and volume of trade Russian power industry takes the fourth place in the world.
In 2000 growth of electric energy consumption caused by economical upturn as well as growth of generation of electrical energy was recorded. In the same year 25 new turbogenerators with total capacity of 665,8 megawatt and the first steam and gas power generating unit of North Western TETs in Petersburg with capacity of 450 megawatt were put into operation. At the session of the Government of the Russian Federation in December 2000 suggestions of the Ministry of Economic Development of Russia, the Ministry atomic energy of Russia, state concern "Rosenergoatom" on the issue of reformation of power industry were scrutinized and draft project of major trends of state policy if reformation of power industry of the Russia Federation proposed by the Ministry of Economic development of Russia was taken as a basis for further study. The Decree of the Government of the Russian Federation # 1072 "Action plan of the Government of the Russian Federation in the sphere of social policy and modernization of the economy for 2000 - 2001" determining the main objectives in the area of reformation of natural monopolies was approved.

By the end of year 2001 at the enterprises of RAO "UES of Russia" holding company the level of paid consumed volume of electric and thermal energy with cash means grew by 20 % and amounted to 103 # including the offset of earlier accumulated debt. Realization of programs of reduction of expenses at associated companies and dependant companies of the holding company allowed to reduce expenses by 12,3 billion RUR. Altogether 25 turbogenerators with total capacity of 1330,2 megawatt and 1819,5 kilometers of power lines with voltage of 35 kilowatt or more were put into operation. Program named "5000 megawatt" was elaborated by RAO "UES of Russia" conjointly with a group of independent international consultants. Its goal is to attract western and Russian investors in construction of the most promising generating capacities. The Decree of 11.07.2001 # 526 "On reformation of power industry of the Russian Federation" was approved by Russian Government. The Decree prescribes to separate monopolistic types of activity from all the rest, to introduce separate registering at enterprises of power industry. In continuation of tits Decree the Order of the Government of RF # 1040-r was passed which approved the Plan of Activities of the first stage of reformation. In August 2001 the Committee for reformation at the Board of Directors of RSO "UES of Russia" was established. It was formed of representatives of minoritary shareholders, potential investors, the State and RAO "UES of Russia". On December 21 the Government of the Russian Federation approved the Decree # 881 "On criteria of relating main electric power lines and objects of electric power economy to the "Unified (whole-Russian) energy system". In accordance with the Decree of the Government of RF of July 11, 2001 JSC "FSK UES" (Federal system company managing the unified national (all-Russian) energy system) and JSC "SO-TsDU of UES" (System operator carrying out dispatch management of the unified energy system of Russia) were established.

Major events of 2002 in the sphere of reformation were:

- *A pack of bills devoted to reformation of power industry passed the first reading in the State Duma of the Russian Federation;*
- *An auction of electric energy in an imitation regimen was held by NP "ATS" and JSC "SO-TsDU UES";*
- *Creation of infrastructure organizations in the industry – Federal network company and System operator;*
- *Preparation of the Strategy of reformation of RSO "UES of Russia";*

- *Closing of preparation stage of reformation of RSO "UES of Russia";*
- *Elaboration and approval of basic variant of reformation of AO-Energo;*
- *Preparation of carrying out of pilot projects of reformation of AO-energo;*
- *Carrying out of first stages of reformation of science and project complex of RAO "UES of Russia" and energy repair and service types of activities.*

New "Basics of price formation" and "Rules of state regulation and use of tariffs for electric and thermal energy in the Russian Federation" were introduced by the Decree of the Government of the Russian Federation # 226 of April 2, 2002. "Code of corporative management" was approved by RAO "UES of Russia".

In September 2002 non-commercial partnership "Administrator of trade system" (NP ATS) started to carry out trade of electric energy in imitation regimen. One of the positive tendencies of 2002 was that tariffs became closer to economically sound ones, i.e. the level of cross financing between the groups of consumers reduced. Basic variant of reformation of regional energy systems – associated companies of RAO "UES of Russia" and withdrawal of enterprises of the holding company RAO "UES of Russia" from non-specialized assets with the purpose of minimizing expenses connected with owning them was approved by the Board of Directors of RAO UES of Russia". The Board of Directors of RAO "UES of Russia" decided to terminate RAO "UES of Russia"'s participation in closed JSC "TsDR FOREM" through selling 75 per cent of shares of closed JSC "TsDR FOREM" to Non-commercial partnership "ATS".
Advanced terms of growth of production costs as compared to the terms of growth of proceeds (29,4% and 23,8% respectively) as a whole at DZO RAO "UES of Russia" caused reduction of gross profit in 2002 as compared to the level of 2001. Gross profit of AO-energo in 2002 was 4,6 billion RUR less than that of 2001, as far as AO-electric stations are concerned gross profit declined by 4,5 million RUR.
On the night of March 31 and April 1, 2003 in ten Russian regions functions of operative and dispatching management of Unified energy system of Russia were transferred from regional dispatching departments (RDD) of AO-energo to RDU – branch offices of JSC "System operator – TsDU UES".

In April 2003 a set of legislative acts on reformation of power industry including state laws came into effect:

- *"On power industry";*
- *"On peculiarities of power industry functioning in the period of transition and on making alterations in some of legislative acts of the Russian Federation and on acknowledging few legislative acts of the Russian Federation stale in connection with passing a Federal law "On power industry";*
- *"On making alterations and addenda to Federal law "On state regulation of tariffs for electric and thermal energy in the Russian Federation";*
- *"On making alterations and addenda to Federal law "On natural monopolies";*
- *"On making alterations and addenda to the second part of Civil Code of the Russian Federation";*
- *"On making alterations in the Federal law "On energy saving".*

The workgroup on revision of the Strategy of JSC RAO "UES of Russia" for 2003 – 2008 "5+5" at the Board of Directors of RSO "UES of Russia" reviewed the Project of Conception of the Strategy of JSC RAO "UES of Russia" for 2003 – 2008 "5+5" taking into account the remarks and suggestions received.

In the 1st six months of 2003 process of perfection and development of mechanisms of competitive selling in the framework of regulated wholesale market of electric energy (power) actively continued. IN accordance with the existent standard legal documents monthly auctions of over and above the plan electric energy were carried out, the volume of electric energy sold at the auction equaled 3,1 % of volume of electric energy supplied to the home market. Jointly with JSC "SO-TsDU UES of Russia" in the 1st six months of 2003 trade of electric energy in accordance with the scheme of "Energy pool" continued, the volume of selling for the reported period increased almost by 2 times and equaled 1,3 % of overall volume of supplies to FOREM (home market).

Forming of Unified National Electricity Network on the basis of functioning legislation of the Russian Federation and under control of Federal network company in the books of which 45 thousands kilometers

of main electricity supply network, 126 substations and systems of technological management were registered, takes place.

On October 31, 2003 at a regular meeting of the Board of Directors of RAO "UES of Russia" information on possible creation of territorial generating companies (TGC) by means of co-founding by several AO-energo was listened. The possibility of creation of TGC by means of co-foundation presumes its formation as a large operation company even at the first stage of reformation of AO-energo. TGC is co-founded by several AO-energo by means of bringing in their generating assets to the authorized capital stock of the newly established company. Thus, the possibility of establishment of a large operation company whose shareholders will be AO-energo companies that established it, is set up.

In accordance with the Decree of the Government of RF # 643 of October 24, 2003 "On rules of wholesale market of electric energy (power) of transitional period" from November 1, 2003 concurrently with the regulated sector of wholesale market of electric energy (to the functioning Federal wholesale market of electric energy (power)a competitive sector presuming selling by-the-hour volumes of electric energy at free prices is launched).

At that, within the free sector every producer may offer up to 15 % of its installed capacity and every consumer may declare the purchase of up to 30% of its planned consumption. The saving rate of the establishment of a free sector of wholesale market of electric energy is obvious. The specific gravity of supplies of electric power by thermal stations with relatively low production costs increased, while supplies of "expensive" generating capacities reduced.

RAO UES group's profit of its main activity in 2003 equaled 64,5 billion RUR which is three and a half times more than that of the 2002. This is explained by the policy of cost containment of RAO which grew slower than the grain from selling. At the same time net profit of the group of RAO UES reduced by 9 billion RUR and amounted 27 billion RUR. The reduction took place due to postponing of payment of part of income tax in 2003 because of scale reevaluation of fixed assets.

The beginning of 2004 for power industry of Russia unlike the majority of branches of industry was marked by negative dynamics, which is mainly caused by a climatic factor – higher temperatures of January 2004 as compared to January 2003. As a result in January 2004 setback in production as a whole in the industry amounted to 1,6 %. That was mainly caused by the reduction of production of thermal energy.

In January 2004 cost increase for the production of power industry took place which is traditional for the beginning of the year, although tits increase was comparatively small. At least price increase in natural gas and petroleum industries was much greater. The substantial rise in price of gas at much slower growth of tariffs for electric energy may negatively influence the financial state of enterprises of power industry in 2004.

In the beginning of 2004 competitive market of electric power continued its development. The agreements on joining wholesale market trading system were signed by 95 clients 25 of which are not associated or dependent companies of RAO "UES of Russia".
The share of free sector of market in June was 8,0 % of aggregate volume of consumption of electric power at the territory of the European part of Russia and Ural, in May the figure was 7,4 %.

On the 26th of March of 2004 the Board of Directors of RAO "UES of Russia" approved the principles of formation of a new organizational structure of the executive body of RAO "UES of Russia" holding company. The new organizational structure of RAO "UES of Russia" presumes the availability of three substantial blocks: the corporative center (CC), the center of reform management (CRM) and business units (BU). The Corporative center of RAO "UES of Russia" is made responsible for the main management functions, the Center of reform management (a number of project teams under unified management) – is made responsible for the work on reformation of power industry. Business units – subdivisions of the executive body of RAO with its own budget and liabilities is made responsible for carrying on tits or that type of business (in tits structure the Federal network company and the system operator are separate legal entities, others – are not). The Corporative center will carry out functions of

providing collaboration with shareholders, authorities, mass media, strategy and control (for example, strategical course, monitoring of financial results), the Center of reform management will work on the strategy and the realization of reforms, the block of business units will be responsible for the creation of new companies in accordance with the reform, control of its activity, propagation of culture, standards of management and main business processes.

On October 25th the Chairman of the Government of the Russian Federation Mikhail Fradkov signed the Decree # 1367-r on establishment of the 7th wholesale generating company (WGC).
The total installed capacity of power stations which will constitute the unified hydro-WGC will equal 22586 megawatt (planned production capacity of the stations constructed is excluded). In accordance with the approved configuration of WGC # 7 electric power stations of the company will take part in almost all the future cost zones of the electric power industry market of RF.
At the meeting on October 29th the Board of Directors of RAO "UES of Russia" approved the establishment of two generative companies (TGC) # 8 and # 10.

On November 26th the meeting of the Board of Directors of RAO "UES of Russia" at which the establishment of one wholesale generating company (WGC-4) and two territorial generating companies (TGC-1 and TGC-4) was approved.

In accordance with live data in 2004 electric power stations of RAO "UES of Russia" increased the production of electric power by 2,5, % as compared to 2003 – from 635, 8 to 652,0 billion kilowatt per hour.
For the past year hydroelectric stations of RAO "UES of Russia" produced 130,6 billion kilowatt per hours which is 13,3, % more than that of 2003 (115,2 billion kilowatt per hour). At the same time production of thermoelectric power stations of RAO "UES of Russia" for the year 2004 equaled 521,4 billion kilowatt per hour which can be compared to the level of year 2003 (520,6 billion kilowatt per hour). Stable and uninterrupted work of electric power stations of RAO "UES of Russia" which increased the production allowed to provide the growth of energy consumption in the country the volume of which in 2004 amounted 908,8, billion kilowatt per hour which is greater than that of year 2003 by 2,3, %.

JSC "Kuzbassenergo" is part of a unified energy supply system of Russia and an associated stock company of JSC RAO "UES of Russia". The power supply system supplies inhabitants and industry of Kemerovo Region which is situated at South East of Western Siberia and is located at borderline of West-Siberian plain and mountains of South Siberia, with electric and thermal energy.
Kemerovo Region spreads at almost 500 kilometers from North to South, 300 kilometers from West to East. The population of Kemerovo Region as of January 1st 2004 is 2897,4 thousand people. After the withdrawal of JSC's "Kuzbassenergo" large consumers of electric power to FOREM the power supply system switched its status from scarce to excess from the point of view of availability of energy. The competitive sector of the market "5-15" will be launched in Siberia not earlier than the middle of 2005. For excess energy supply systems at admission to FOREM an average weighted tariff is reviewed which amounted to 29,6 kopecks for regional energy supply company in 2004.

At such approach to calculation prices for kilowatt per hour, excess capacities of Kuzbass energy supply system turned out to be too expensive, so FEC did not register them in the balance of energy zone of Siberia and UES of Russia for the year 2004. Outcomes of such decision are: reduction of proper production of electric power in the volume of 2,5 billion of kilowatt per hour a year and conservation of equipment of 400 megawatt. Tits leads to direct reduction of income , further reduction of sources on production and social programs. Moreover, analysis of the regimen of work of JSC "Kuzbassenergo" in October 2003 on the balances of the fourth quarter (with zero balance cross flow of electric energy and power) approved by FEC revealed a number of serious technological problems connected with optimization of loading of equipment of electric power stations and with carrying out treaty commitments at FOREM at fall-winter period.
In a short period of time "Substantiation of technological distribution of electric power at FOREM" was prepared in which the necessity of selling the electric al energy in the amount of 70 million kilowatt per hour a month by the power supply company was clearly proven with all calculations and computations. After all the concordances the suggestions of Kuzbass power engineering specialists were taken into account by FEC. In November 2003 the power supply system supplied electric power to FOREM in the

amount of 34 million kilowatt per hour to the sum of 9 million RUR. In the 1st quarter of 2004 JSC "Kuzbassenergo" was included into the summary balance of electric energy at UES of Russia as a Supplier with volumes of trade equaling 160 million kilowatt per hour. Outlet to FOREM as a supplier became a great economical and technological achievement for the regional power supply system.

The issuer's activity in electric power supply sphere is in many respects conditioned by industrywide trends. The power supply system faced problems of nonpayment inherent to the economic environment at the macro level, and particularly regional problems, most of them are connected with the relations with the Regional energy commission.

In 2000 "Conception of development of power supply system until 2010".The present conception was approved by the Regional energy commission of Kemerovo Region (Resolution # 23 of 13.06.2000) and considered necessary and well-timed, aimed at support and preservation of the available generating capacities, the achieved production volumes.
RAO "UES of Russia" approved the Conception as a minimum program of maintaining the equipment's capacity for work. The present Conception stipulates the development of energy system until 2010 and poses new fundamental problems and methods of their solution:
- economic justification of the necessity of construction and technical re-equipment of the units of energy supply system;
- introduction of new technologies including achievements of native science and foreign experience. Maximum production of electric power at proper equipment with the purpose of maximum covering of loading of regional consumers;
- automation of technological processes;
- inculcation of new methods of diagnostics of the state of equipment.
In 2002 the energy supply system worked in strict accordance with the balance of production approved by the Federal energy commission and the schedules determined by the regiments of work of UEC of Siberia. Faultless service of the Company provided safe and uninterrupted supply of solvent consumers with energy resources, thermal and electric power, stable passing of fall/winter period.
In 2002 the index of fulfillment of physical volumes in the Company was higher than that of the past years. In the previous year all scheduled repair works were carried out, in spite of unbalanced tariff formation in the region the program of technical re-equipment was fulfilled.
During 2002 a program of reformation of the system of financial management and control was implemented, system of budgeting was introduced, strict control after the fulfillment of budget and the accounts receivable was introduced. The carried out work contributed to reduction of accounts payable of the energy system by 300 million RUR. In spite of the solution of financial, economic, industrial-engineering problems the Company started carrying out reorganizations in accordance with the main courses of reformation of power industry.
The allotment of energy for the past 5 years grows in connection to the increase of consumption of electric power and permanent growth of prices for energy. The per cent of selling during these years tends to growth and as far as the past 3 years are concerned, selling exceeds the allotment of energy. Thus, there's reduction of accounts receivable at the energy supply system.
During the past years change of structure of payments for the energy towards increase of money constituent took place.
2003 – the year of large starting objects having great significance not only for the energy supply system but for the whole Kuzbass. In August at South electric network system a high-voltage line VL-35 was put into commission which allowed to provide a remote village Ust-Kabyrza in Gornaya Shoriya which is one of the largest in the district with electric power.

On December 4th 2003 turbine R-12-90/30M with capacity of 12 megawatt and boiler # 4 with steam output of 160 tons per hour with boiler unit ere put into operation in Kuznetskaya TETs.
On December 19th 2003 launching of a unique for Siberia turbine at vibratory bearing T-115-8,8, capacity of 115 megawatt with generator TF-110-2UZ took place at South-Kuzbass GRES. JSC "Kuzbassenergo" was awarded an honorary title of "Prize -winner" of Russian National Olympus in nomination "Fuel and Energy Complex" for its outstanding contribution in historic development of the Russian Federation at the outcomes of the year. "Russian National Olympus" is the all-Russian prize reflecting the significant achievements in social and economic, scientific and cultural spheres of Russia.

As of Match 31, 2004 the Board of Directors of RAO "UES of Russia" approved 49 of 70 projects of reformation of AO-energo subject to approval by managing bodies JSC RAO "UES of Russia". Implementation of projects of reformation in 41 AO-energo started. Project group "Repair" approved the works of setting apart the 70 repair works of AO-energo and 32 – of AO-stations. It is not presumed to carry out isolation of repair types of activities at 11 AO-stations. The Board of Directors of RAO "UES of Russia" also approved the projects of setting apart repair types of activities of 52 AO-energo and 20 AO-stations.

In March 2004 separation of energy repair types of activities was finished in accordance with the Project of reformation of energy repair types of activities of JSC "Kuzbassenergo" approved by the Project group on reformation of energy repair types of activities and organization of a market of technological servicing of JSC RAO "UES of Russia" on 01.07.2003. 3 associated companies will 100% participation of JSC "Kuzbassenergo" were established:

- *JSC "Kuzbasssetremont" – competitive energy repair company carrying out repair works in electric network system Registered on 04.03.04.*
- *JSC "Engineering and analytical center "Kuzbasstechenergo" – competitive engineering company. Registered on 09.03.04.*
- *JSC "Kuzbass energy and repair company" – competitive energy and repair company carrying out servicing and thorough repair works of equipment of electric power stations. Registered on 01.03.04.*

The companies are created on the basis of JSC "Kuzbassenergo" property and with participation of its employees.

JSC "Kuzbassenergoservice" (100 % DZO established on the basis of property and personnel of the liquidated branch office Repair enterprise "Kuzbassenergoremont") carries out thorough repairs of boilers, turbines, transformators and carried out capital construction and technical re-equipment, produces spare parts.

Within the framework of reformation activities of electricity network complex on the basis of property complex of main circuit belonging to the United national electric power network, a branch office "Main electricity network" was established.

In pursuance of resolution of the Board of Directors of JSC "Kuzbassenergo" of 20.07.04 and the Order of JSC "Kuzbassenergo" "On beginning of implementation of activities on transfer of the units of electricity network complex of JSC "Kuzbassenergo" belonging to the United national (all-Russian) electricity network JSC "Interregional main electricity network company "Siberia" in 2004 a schedule of activities on including the units belonging to UNES to the payment of supplementary shares of JSC IMENC "Siberia".

In October 2004 market valuation of UNES objects was carried out.

The Regional energy supply commission (REC) of Kemerovo Region approved the resolution to increase the average selling price of electric power of JSC Kuzbassenergo" from January 1st, 2005 by 13,6 % which is 65,8 kopecks for 1 kilowatt per hour. In particular, for basic consumers the one-part tariff grew by 14-15 % for different enterprises and amounted to 55,7 kopecks per 1 kilowatt per hour at high voltage and 1,07 RUR per 1 kilowatt per hour at low voltage. For agricultural enterprises the one-part tariff also grew by 14-15- % and amounted to 80 kopecks per 1 kilowatt per hour, For railway transport it increased by 15 % - up to 65,8, kopecks per 1 kilowatt per hour, for budget organizations – by 13,65 up to 97,6, kopecks per 1 kilowatt per hour, for other consumers it increased by 24 % up to 83,9 kopecks for 1 kilowatt per hour at high voltage and to 1 RUR 35 kopecks for 1 kilowatt per hour for low voltage (VAT not included). Tariffs for electric power for the population of the region grew by 15,4, % - up to 75 kopecks for 1 kilowatt per hour VAT included.

The average selling price of thermal energy increased by 16,5, % - up to 310 RUR for 1 gigacalorie, VAT not included. JSC "SUEK" became an official owner 221727686 shares of JSC "Kuzbassenergo" which equals 36,58 % of authorized capital stock of the energy supply company.

As of 20.08.2004 a Project of reformation of JSC "Kuzbassenergo" which presumes the division of

competitive and monopolistic types of activity in accordance with the basic variant of reformation was elaborated and submitted for review. Reorganization will be carried out in form of segregation. Functions of the regional electricity supply network company will remain with the reorganized company.

On September 20th 2004 a Collaboration agreement of RAO "UES of Russia", Administration of Kemerovo Region and JSC "Kuzbassenergo" for 2004-2006 was signed. In accordance with the agreement RAO "UES of Russia" at reformation of "Kuzbassenergo" takes into account the position of the authorities of Kemerovo region that dispute the separation of generating capacity of the energy supply system. Besides, at the agreement an understanding on approval of the program on stage-by-stage termination of cross funding , on collaboration on the issue of determination of well-grounded price for the capacity at FOREM for JSC "Kuzbassenergo", etc. was reached.

Opinions of the managing bodies of the issuer concerning the provided information are congruent.

V Detailed information on persons forming issuer's managing bodies, on issuer's bodies carrying out control of its financial and economic activities, brief information on issuer's staff (employees)

5.1. Information on structure and competence of the issuer's managing bodies

Managing bodies of the Company are:
- the General meeting of shareholders, being the top managing body of JSC "Kuzbassenergo";
- the Board of Directors;
- the Managing Board;
- the General Director.

The competence of the general meeting of shareholders of JSC "Kuzbassenergo" in accordance with its statute is:

Paragraph 10.2. of article 10. The General meeting of shareholders of the Company (extract from the Statute of JSC "Kuzbassenergo")

The following issues fall under the competence of the General meeting of shareholders :

1) making alterations and addenda to the Statute or approval of the Statute in its new edition;

2) reorganization of the Company;

3) liquidation of the Company, appointing of liquidation commission and approval of intermediate and final liquidation balances;

4) determination of the number, nominal value, category (type) of declared shares and rights provided by these shares;

5) increase of authorized capital stock of the Company through increase of nominal value of shares or by means of floatation of additional shares;

6) reduction of the authorized capital stock of the Company through reduction of nominal value of shares, through purchase of part of shares by the Company with the purpose of reduction of their total quantity and by means of paying off purchased or bought out shares by the Company;

7) splitting up and consolidation of the shares of the Company;

8) making decision on floatation of bonds convertible into shares by the Company, and other emissive securities converted into shares;

9) election of members of the Board of Directors of the Company and pre-term termination of their power;
избрание членов Совета директоров Общества и досрочное прекращение их полномочий;

10) election of members of the Revision commission of the Company and pre-term termination of their power;

11) approval of an Auditor of the Company;

21) making decision on transfer of power of personal executive body of the Company to a managing organization (a manager);

13) approval of annual reports, annual accounting including reports on incomes and losses (bills of profits and losses) of the Company, and distribution of profit (including paying off (announcing) dividends, excluding profits distributed as dividends at the outcomes of the first quarter, six months, nine months of a fiscal year) and losses of the Company at the outcome of the fiscal year;

13.1.) payment (announcement) of dividends at the outcomes of the first quarter, six months, nine months of a fiscal year;

14) determination of the procedure of holding a General meeting of shareholders of the Company;

15) making decision on approval of bargains in cases prescribed by article 83 of Federal law "On joint stock companies";

16) making decisions on approval of large-scale bargains in cases prescribed by article 79 of Federal law "On joint stock companies";

17) decision taking on the issue of participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations;

18) approval of internal documents regulating the Company's bodies' activities;

19) decision making on the issue of payment of remuneration and (or) compensations to members of the

Revision commission of the Company;

20) Decision making on the issue of payment of remuneration and (or) compensations to members of the Board of Directors of the Company;

21) Decisions on other issues prescribed by the Federal law "On joint stock companies".

The competence of the Board of Directors in accordance with the statute of JSC "Kuzbassenergo":

paragraph 15.1. of article 15. The Board of Directors of the Company (extract from the Statute of JSC "Kuzbassenergo")

The following issues fall under the competence of the Board of Directors of the Company:

1) determination of priority directions of the Company's activity;

2) convocation of annual and extraordinary General meetings of shareholders of the Company, excluding cases prescribed by paragraph 14.8. of article 14 of the present Statute, and announcement of the date of the new General meting of shareholders instead of the might-have-been because of lack of quorum;

3) approval of the agenda of the General meeting of shareholders of the Company;

4) election of the secretary of the General meeting of shareholders;

5) determination of the date of making up a list of persons authorized to participate in the General meeting of shareholders, decision making on other issues connected with preparation and holding of the General meeting of shareholders of the Company;

6) bringing out issues foreseen by clauses2, 5, 7, 8, 12-19 of paragraph 10.2. of article 10 of the present Statute for the decision of the General meeting of shareholders of the Company;

7) floatation of bonds and other emissive securities by the Company, excluding cases prescribed by the Federal law "On joint stock companies" and the present Statute;

8) approval of the decision on capital issue, prospect of emission of securities and report on the outcomes of the capital issue, approval of quarterly reports of the issue of emissive securities and reports on the outcomes of purchase of shares of the Company;

9) determination of price (pecuniary valuation) of property, price of floatation and repurchase of emissive securities in cases prescribed by the Federal law "On joint stock companies" and at decisions on issues stated in clauses 21, 39 of paragraph 15.1. of the present Statute;

10) purchase of shares, bonds and other securities floated by the Company in cases prescribed by the Federal law "On joint stock companies";

11) alienation (selling) of shares of the Company at disposition of the Company as a result of their purchase or redemption from shareholders of the Company;

12) election of the General Director of the Company and pre-term termination of its/her power;

13) election of members of the Managing Board of the Company, pre-term termination of their power and determination of remunerations or compensations to be paid to them;

14) recommendations to the General meeting of shareholders of the Company on the amount of remunerations and compensations paid to members of the Revision commission of the Company and determination of the amount of remuneration of the Auditor' services;

15) recommendations on the amount of dividend on shares and the procedure of its payment;

16) approval of internal documents of the Company determining the procedure of formation and use of the Company's funds;

17) decision making on the issue of use of funds of the Company; approval of the estimates of use of special purpose funds and review of the outcomes of realization of the estimates of use of special purpose funds;

18) approval of internal documents of the Company, excluded internal documents approval of which falls under the competence of the General meeting of shareholders, and other internal documents approval of which falls under the competence of executive bodies of the Company;

19) approval of annual (quarterly) business plan and report of the outcomes of its realization, and approval (correction) of bench marks of cash flows (budget) of the Company and /or approval (corrections) of cash flows (budget) of the Company;

20) establishment of branch offices and opening representatives of the Company, their liquidation;

20.1) making alterations in the Statute of the Company connected with establishment of branch offices, opening of representatives of the Company (including change of information on names and locations of branch offices and representatives of the Company) and their liquidation;

21) decision making on the issues of participation of the Company in other organization (including concordance of constituent instruments and candidatures to the managing bodies of the newly established organization), alterations of share of participation (quantity of shares, amount of shares), burden of shares and termination of participation of the Company in other organizations;

22) determination of credit policy of the Company as far as granting a loan, making credit agreements and contracts of debt, bailing, assuming liabilities on promissory notes (issue of ordinary and transfer notes), transfer of property as a deposit by the Company, and decision making on carrying out the abovementioned bargains by the Company in cases when the procedure of decision making is not prescribed by the credit policy of the Company;

23) approval of large-scale bargains in cases prescribed by chapter X of the Federal law "On joint stock companies";

24) approval of bargains prescribed by chapter XI of Federal law "On joint stock companies";

25) approval of the registrar of the Company, terms of agreement with him/her, and dissolving a treaty with him/her;

26) election of the Chairman of the Board of Directors of the Company and pre-term termination of its/her power;

27) election of deputy Chairman of the Board of Directors of the Company and pre-term termination of its/her powers;

28) election of a Secretary of the Board of Directors of the Company and pre-term termination of its/her powers;

29) preliminary approval of decisions on making bargains by the Company connected with gratuitous transfer of the property of the Company or property rights (property claims) to oneself or to third party; bargains connected with dispensing from property responsibilities before oneself or third person; bargains connected with gratuitous provision on services (carrying out work) to third persons by the Company in cases (amounts) determined by individual decisions of the Board of Directors of the Company and decision taking on making bargains by the Company in cases when the abovementioned cases (amounts) are not determined;

32) decision making on suspending the powers of a managing organization (a manager);

33) decision making on appointing a person acting as a General Director of the Company in cases prescribed by articles 19.11., 19.12. of the present Statute;

34) calling the General Director or members of the Managing Board of the Company to disciplinary account and encouraging in accordance with labor legislation of the Russian Federation;

35)reviewing of reports of the General Director on the Companies activities (including the information on the General Director carrying out its functions), on executing the decisions made by the General meeting of shareholders and the Board of Directors of the Company;

36) approval of the procedure of collaboration of the Company with organizations in which the Company participates;

37) determination of the position of the Company (representatives of the Company) on the following issues of agenda of general meetings of shareholders (participants) and meetings of the board of directors of associate and dependant economic associations (further referred to as - DEA) including instruction on whether to participate in voting on the issues of the agenda or not, to vote "for", "against", "abstained" on draft resolutions:

a) on determination of the agenda of the general meeting of shareholders (participants) of DEA;

b) on reorganization, liquidation of DEA;

c) on determination of quantitative composition of the Board of Directors of DEA, on nomination and election of its members and on pre-term termination of their powers;

d) on determination of quantity, nominal value, category (type) of announced shares of DEA and rights provided by these shares;

e) on increase of authorized capital stock of DEA through increase of nominal value of shares or through floatation of addition al shares;

f) on floatation of securities of DEA convertible into equities;

g) on splitting, consolidation of shares of DEA;

h) on splitting of large-scale bargains made by DEA;

i) on participation of DEA in other organizations (on entering an acting organization or establishment of

a new organization), and on purchase, alienation or charging of shares and allotments in authorized capital stocks of organizations which participate in DEA, alteration of share of participation in the authorized capital stock of the corresponding organization;

j) on Making bargains by DEA (including several interrelated bargains) connected with alienation or possibility of alienation of property constituting fixed assets, intangible assets, objects of incomplete construction, the aim of usage of which is production, transfer, dispatching, distribution of electric and thermal energy, in cases (volumes) determined by the procedure of interaction of the Company with organization in which the Company participates, approved by the Board of Directors of the Company;

k) on making alterations and addenda to the constituent documents of DEA;

l) on determination of the procedure of payment of remuneration to the members of the Board of Directors and the Revision commission of DEA;

38) determination of the position of the Company (representatives of the Company) on the following issues of agenda of the meetings of the board of directors of DEA (including the order whether to participate in voting procedure on the issues of the agenda or not, whether to vote "for", "against" or "abstained" on draft resolutions):

a) on determination of the position of representatives of DEA on the issues of the agenda of the general meetings of shareholders (participants) and meetings of the board of directors of associated and dependant companies of DEA as far as issues of making (approval) of bargains (including several interrelated bargains) connected with alienation or possibility of alienation of property making up fixed assets, intangible assets, objects of incomplete construction are concerned the purpose of use of which is to production, transfer, dispatching, distribution of electric and thermal energy, in cases (volumes) determined by the procedure of collaboration of the Company with organizations in which the Company participated, approved by the Board of directors of the Company;

b) on determination of the position of representatives of DEA on the issues of the agenda of general meetings of shareholders (participants) and meetings of the boards of directors of associated and dependant companies of DEA carrying out production, transfer, dispatching, distribution and selling of electric and thermal energy, on reorganization, liquidation, increase of authorized capital stock of such companies by means of increase of nominal value of shares or through floatation of additional shares, floatation of securities convertible into equities;

39) preliminary approval of decision on the Company's making:

a) bargains, the object of which are non-circulating assets of the Company in the amount from 10 to 25 per cent of the balance const of these assets of the Company at the date of decision making on making of such bargain;

b) bargains, (including several interrelated bargains) connected with alienation or possibility of alienation of property making up fixed assets, intangible assets, objects of incomplete construction, the purpose of use of which is production, transfer, dispatching, distribution of electric and thermal energy in cases (volumes) determined by individual decisions of the Board of Directors of the Company;

40) decision making on making bargains, the object of which are assets or liabilities of the Bompany in the amount from 5 to 25 per cent of balance cost of the Company at the date of decision making on making of such bargain;

42) Company's proposal of candidatures for election to the position of individual executive body, to other managing bodies, control bodies, and candidature of an auditor of organizations carrying out production, transfer, dispatching, distribution and selling of electric and thermal energy, repair work and service types of activities, in which the Company participates;

43) determination of directions of providing insurance protection of the Company, including approval of the Company's Insurer;

44) approval of a candidature of an independent estimator (estimators) for determination of cost of shares, property and other assets of the Company in cases prescribed by the Federal law "On joint stock companies", the present Statute, and individual decisions of the Board of Directors of the Company;

45) other issues referred to the competence of the Board of Directors by the Federal law "On joint stock companies" and the present Statute;

46) preliminary approval of collective agreement, treaties concluded by the Company within the framework of regulation of social and labor relations;

47) approval of a candidature of a consultant attraction of whom is necessary in accordance with the Federal law "On equity market".

The competence of an individual and collective executive body of JSC "Kuzbassenergo" in accordance with its Statute:

Management of current activity of the Company is carried out by an individual executive body – the General director and a collective executive body – the Managing Board of the Company.

paragraph 20.2. of article 20. The Managing Board of the Company (extract from the Statute of JSC "Kuzbassenergo")

The following issues fall under the competence of the Managing Board of the Company:

- decision making on the issues falling under the competence of top managing bodies of economic organizations, 100 (one hundred) per cent of the authorized capital stock of which belongs to the Company (taking into consideration clauses 37, 38 of paragraph 15.1. of the present Statute);

- preparation of reports on financial and economic activity of economic organizations 100 (one hundred) per cent of authorized capital stock of which belongs to the Company and submitting them for review by the Board of Directors;

- elaboration of task plans on realization of main directions of operation of the Company and submitting them for review by the Board of Directors;

- preparation of annual (quarterly) business plan and report on the outcomes of its realization and approval (correction) of cash flows (budget) of the Company in case the cash flow (budget) is not approved by the Board of Directors of the Company ;

- preparation of a report on financial and economic activity of the Company, on the Managing Board's realization of the decisions of the General meeting of shareholders and the Board of Directors of the Company;

- approval of plans and undertakings aimed at training and raising the level of skills of the employees of the Company;

- determination of social benefits and guarantee arrangements of employees of the Company;

- decision making on concluding treaties, the subject of which are property, works and services, the cost of which makes up from 1 to 5 per cent of balance cost of assets of the Company, determined at the date of decision making on conclusion of the treaty (excluding cases prescribed by clauses 39, 40 of paragraph 15.1. of the present Statute);

- review of reports of deputy General Directors of the Company, heads of structural divisions of the Company on the outcomes of implementation of the approved plans, programs, instructions, reviewing of reports, documents and other information on activities of the Company and its associated and dependant companies;

- decisions on other issues of current activity of the Company in accordance with the decisions of the General meeting of shareholders, the Board of Directors and issues transferred by the General Director of the Company for review of the Managing Board.

Paragraph 21.2. of Article 21. General Director of the Company (extract from the Statute of JSC "Kuzbassenergo")

All the issues of management of current activity of the Company excluding issues falling under the competence of the General meeting of shareholders, the Board of Directors and the Managing Board, fall under the competence of the General Director.

Paragraph 21.3. of Article 21. The General Director of the Company (extract from the Statute of JSC "Kuzbassenergo")

The General Director of the Company acts on behalf of the Company without power of attorney, taking into account the restrictions prescribed by current legislation, the present Statute and the decisions of the Board of Directors:

- secures implementation of plans on activities of the Company, necessary for meeting its objectives;

- organizes accounting and reporting in the Company;

- manages the property of the Company, concludes treaties on behalf of the Company, gives power of attorney, opens settlements and other types of accounts of the Company in banks, other credit organizations (as well as in organizations being professional participants of securities market in cases prescribed by the law);

- issues orders, approves (accepts) instructions, local standard acts and other internal documents of the Company on the issues under its competence, gives instructions obligatory for fulfillment by all employees of the Company;

- approves Regulations on branch offices and representatives of the Company;

- approves general structure of the executive body of the Company;

- in accordance with the general structure of the executive body of the Company approves the list of members of staff and official salaries of employees of the Company;

- exercises rights and responsibilities of an employer prescribed by the labor legislation towards employees of the Company;

- exercises functions of the Chairman of the Managing Board of the Company;

- distributes functions between deputy General Directors;

- submits for review of the Board of Directors reports on financial and economic activities of the associated and dependant companies the shares of which are owned by the Company, as well as information on other organization in which the Company participates excluding cases prescribed by clause 2 of paragraph 20.2 of article 20 of the present Statute;

- not later than 45 (forty five) days before the date of the annual General meeting of shareholders of the Company submits for the review of the Board of Directors of the Company the annual report, accounting, profit and loss accounts of the Company, distribution of profits and losses of the Company;

- settles other issues of current activity of the Company excluding issues falling under the competence of the General meeting of shareholders, the Board of Directors and the Managing Board of the Company.

The Code of corporate conduct (management) in JSC "Kuzbassenergo" is not approved, in its relations with shareholders JSC "Kuzbassenergo" is guided by the Code of corporate conduct of JSC RAO "UES of Russia" approved by the resolution of the Board of Directors of RAO "UES of Russia" (minutes of 09.11.2001 # 104).

The Statute of JSC ""Kuzbassenergo can be found in the Internet at:

www.kuzbassenenergo.ru/inf/zak.shtml

5.2. Information on persons forming managing bodies of the issuer

The Board of Directors:

By the decision of the annual general meeting of June 24th 2004 the new structure of the Board of Directors of JSC "Kuzbassenergo" was elected:

Chairman of the Board of Directors of JSC "Kuzbassenergo": ***Vagner Andrey Alexandrovich***
Born in: ***1957***
Education: ***higher***
Positions for the past 5 years:
Period: ***1998 - 2000***
Organization: ***JSC "Kuzbassenergo"***
Position: ***First deputy general director***

Period: ***2000 - 2004***
Organization: ***JSC RAO "UES of Russia"***
Position: ***Head of the Department of electric power stations.***
Period: ***2004 – until now***
Organization: ***JSC RAO "UES of Russia"***
Position: ***Deputy managing director of Business Unit 2.***
Share in the authorized capital stock of the issuer: ***0.027%.***

Share of equities in authorized capital stock of the issuer: ***0,027 %.***
Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***
Shares in associated/dependant companies of the issuer: ***none.***

Share of equities of associated/dependant companies of the issuer: ***none.***

Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***

Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Is member of the Board of Directors of the following companies:

1. ***JSC "Novocherkasskaya GRES": chairman of the Board of Directors, elected on 18.05.2004;***
2. ***JSC "Ryazanskaya GRES"; member of the Board of Directors, elected on 18.05.2004;***
3. ***JSC "Cherepetskaya GRES": member of the Board of Directors, elected on 19.05.2004;***
4. ***JSC "Kirishskaya GRES": chairman of the Board of Directors, elected on18.05.2004 ;***
5. ***JSC "Managing company Volzhsky hydraulic-power cascade": member of the Board of Directors, elected on08.06.2004 ;***
6. ***JSC "Beryozovskaya GRES": chairman of the Board of Directors, elected on10.06.2004 ;***
7. ***JSC "Permskaya GRES": member of the Board of Directors, elected on 16.04.2004.***

Bolshakov Andrey Nickolaevich

Born in : ***1955***

Education: ***higher***

Positions for the past 5 years:

Period: ***1998-2002***

Organization: ***Ministry of atomic energy of the Russian Federation***

Position: ***Consultant.***

Period: ***2002 – until now***

Organization: ***Closed joint stock company "Holding company SUEK"***

Position: ***Deputy Head of the Directorate of strategic development.***

Share in authorized capital stock of the issuer: ***none.***

Share of equities in authorized capital stock of the issuer: ***none.***

Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***

Shares in associated/dependant companies of the issuer: ***none.***

Share of equities of associated/dependant companies of the issuer: ***none.***

Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***

Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Kozhura Ruslan Vyacheslavovich

Born in: ***1963***

Education: ***higher***

Positions for the past 5 years:

Period: ***1999-2001***

Organization: ***International methodological association***

Position: ***Senior researcher, academic secretary.***

Period: ***1999 – until now***

Organization: ***Moscow physical and engineering institute (state university).***

Position: ***Senior lecturer of the subfaculty of law.***

Period: ***1999 – until now***

Organization: ***Moscow municipal Bar.***

Position: ***Lawyer.***

Share in authorized capital stock of the issuer: ***none.***

Share of equities in authorized capital stock of the issuer: ***none.***

Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***

Shares in associated/dependant companies of the issuer: ***none.***

Share of equities of associated/dependant companies of the issuer: ***none.***

Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***

Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Positions in managing bodies of other legal entities:

Date of assumption of an office	Name of organization, postal address	Position
02.08.1999	Audit company “AUDIT Plus” 109004,Moscow, ul. Zemlyanoi Val, 61/2, office 5	Chairman of the Board of Directors
24.07.2000	National Federation of consultants and auditors 107045, Moscow, Kilokolnikov pereulok., 2/6	Member of the Board, Chairman of the Committee
22.11.2003	Bar chamber of Moscow 121205, ul. Novy Arbat, 36/9	Chairman of the Revision commission
03.03.2004	JSC PRP “Omskenergoremont” 644040, Omsk-40, prospect Gubkina, 1	Member of the Board of Directors
29.03.2004	JSC “Orlovskaya power supply managing company” 302030, Oryol, ploshad Mira, 2	Member of the Board of Directors
29.03.2004	JSC “Orlovskaya sales company” 302030, Oryol, ploshad Mira, 2	Member of the Board of Directors
13.05.2004	JSC “Production and repair enterprise” 672090,the Russian Federation, Chita, ul. Profsoyuznaya,23	Member of the Board of Directors
01.06.2004	Closed JSC “LuTEC” 692001, Primorsky krai, Pozharsky rayon, Luchegorsk	Member of the Board of Directors
03.06.2004	JSC “Dalenergo” 690600,Primorsky krai, Vladivostok, ul. Tigrovaya, 19	Member of the Board of Directors
10.06.2004	JSC “Tulenergo” 300600, Tula, ul. Timiryazeva, 99	Member of the Board of Directors
11.06.2004	JSC “Amurenergo” 675000, Amurskaya oblast, Blagoveshensk, ul. Shevchenko, 28	Member of the Board of Directors

Mazikin Valentin Petrovich

Born in: ***1945***

Education: ***Higher***

Positions for the past 5 years:

Period: ***1998 - 1998***

Organization: ***Administration of Kemerovo Region***

Position: ***Deputy Governor of Kemerovo Region for coal industry***

Period: ***1998 - 2001***

Organization: ***Administration of Kemerovo Region***
Position: ***First Deputy Governor of Kemerovo Region for fuel and energy complex***

Period: ***2001 – until now***
Organization: ***Administration of Kemerovo Region***
Position: ***First Deputy Governor of Kemerovo Region***
Share in authorized capital stock of the issuer: ***none.***
Share of equities in authorized capital stock of the issuer: ***none.***
Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***
Shares in associated/dependant companies of the issuer: ***none.***
Share of equities of associated/dependant companies of the issuer: ***none.***
Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***
Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Negomedzyanov Alexander Alexandrovich
Born in: ***1952***
Education: ***higher***
Positions for the past 5 years:
Period: ***1998 - 1999***
Organization: ***RAO "UES of Russia"***
Position: ***First Deputy Head of the Department of sales energy and service payment***

Period: ***1999 - 2000***
Organization: ***RAO "UES of Russia"***
Position: ***Acting as head of Department of sales energy and service payment***

Period ***2000 – until now***
Organization: ***JSC RAO "UES of Russia"***
Position: ***Head of Department of service payment***
Share in authorized capital stock of the issuer: ***none.***
Share of equities in authorized capital stock of the issuer: ***none.***
Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***
Shares in associated/dependant companies of the issuer: ***none.***
Share of equities of associated/dependant companies of the issuer: ***none.***
Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***
Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Nikiforov Nikita Viktorovich
Born in: ***1978***
Education: ***higher***
Positions for the past 5 years:
Period: ***1999 - 2001***
Organization: ***Federal fund for support of small business, Moscow***
Position: ***Legal adviser of the department of law.***

Period: ***2001 - 2002***
Organization: ***Federal fund for support of small business, Moscow.***
Position: ***Deputy head of law department.***

Period: ***2002 - 2002***
Organization: ***JSC RAO "UES of Russia"***
Position: ***Leading expert of the department of analysis and control of the department of corporate policy.***

Period: ***2002 - 2003***
Organization: ***"Technologies of corporate management", Ltd., Moscow.***
Position: ***Consultant of the department of legal consulting.***

Period: ***2003 – until now***
Organization: ***"Technologies of corporate management", Ltd., Moscow.***
Position: ***Head of department of legal consulting.***

Period: ***2004 – until now***
Organization: ***Fund "Institute of professional directors", Moscow.***
Position: ***Advisor on legal issues.***

Period: ***2004- until now***
Organization: ***JSC "Kostromasetremont" (DEA JSC "Kostromasetremont"), Kostroma***
Position: ***Member of the Board of Directors.***

period: ***2004- until now***
Organization: ***JSC "A.A. Grechko agricultural enterprise" (DEA JSC "Rostovenergo")***
Position: ***Member of the Board of Directors.***
Share in authorized capital stock of the issuer: ***none.***
Share of equities in authorized capital stock of the issuer: ***none.***
Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***
Shares in associated/dependant companies of the issuer: ***none.***
Share of equities of associated/dependant companies of the issuer: ***none.***
Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***
Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Novikov Nikolay Valentinovich
Born in: ***1639***
Education: ***higher***
Positions for the past 5 years:
Period: ***1997 -2000***
Organization: ***Ural ODU***
Position: ***Leading expert.***

Period: ***2000 -2001***
Organization: ***Representation office of RAO "UES of Russia" "Uralenergo"***
Position: ***Leading expert.***

Period: ***2001- 2002***
Organization: ***Representation office of RAO "UES of Russia" "Uralenergo"***
Position: ***Senior expert.***

Period: ***2002- 2003***
Organization: ***Representation office of RAO "UES of Russia" "Uralenergo"***
Position: ***General Director's adviser on issues of work of the Boards of Directors***

Period: ***2003- until now***
Organization: ***Fund "Institute of professional directors", Moscow.***
Position: ***Advisor.***
Share in authorized capital stock of the issuer: ***none.***
Share of equities in authorized capital stock of the issuer: ***none.***
Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***
Shares in associated/dependant companies of the issuer: ***none.***
Share of equities of associated/dependant companies of the issuer: ***none.***
Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***
Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Parkhomuk Olga Viktorovna
Born in: ***1963***
Education: ***higher***
Positions for the past five years:
Period: ***1997-2000***
Organization: ***"Monolitstroy", Ltd.***
Position: ***Legal advisor.***

Period: ***2000-2003.***
Organization: ***Representation office of JSC RAO "UES of Russia" for managing joint stock companies of the Siberian part of Russia "Siberiaenergo", Krasnoyarsk***
Position: ***Senior legal advisor, Advisor for work with the Boards of Directors.***

Period: ***2003 – until now***
Organization: ***Fund "Institute of professional directors", Moscow.***
Position: ***Advisor.***
Share in authorized capital stock of the issuer: ***none.***
Share of equities in authorized capital stock of the issuer: ***none.***
Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***
Shares in associated/dependant companies of the issuer: ***none.***
Share of equities of associated/dependant companies of the issuer: ***none.***
Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***
Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***
Is member of Boards of Directors of the following companies:

1. ***JSC "Sverdlovenergo" – member of the Board of Directors;***
2. ***JSC "Kuzbass energy and repair company" – member of the Board of Directors;***

Platonov Vladimir Yurievich
Born in: ***1959***
Education: ***higher***
Positions for the past 5 years:
Period: ***1998 – 2004***
Organization: ***JSC RAO "UES of Russia"***
Position: ***Deputy Chairman of the Managing Board – Head of the Department of economic safety and procedure.***

Period: ***2004 –until now***
Organization: ***JSC RAO "UES of Russia"***
Position: ***member of the Managing Board.***
Share in authorized capital stock of the issuer: ***none.***
Share of equities in authorized capital stock of the issuer: ***none.***
Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***
Shares in associated/dependant companies of the issuer: ***none.***
Share of equities of associated/dependant companies of the issuer: ***none.***
Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***
Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Khromov Sergey Leonidovich
Born in: ***1963***
Education: ***higher***
Positions for the past 5 years:
Period: ***2000 –2000***
Organization: ***GUIN (General Penitentiary Department) of the Ministry of Justice of RF in Kemerovo Region***
Position: ***work in penitentiary system.***

Period: ***2001 –2002***
Organization: ***"Kuznetskugletrans", Ltd., Kemerovo***
Position: ***Executive Director.***

Period: ***2001 –2003***
Organization: ***Closed JSC "Firm Severnyi Kuzbass"***
Position: ***Head of the Directorate of internal sales; Head of the Department of sales at inner market of the Directorate of sales; Head of the Department of sales and purchases of inner market of the Directorate of sales and purchases of coal; Head of the Directorate of internal supplies of the Department of sales and purchases of coal; Head of the Directorate of sales of steam coal of the Department of sales to inner market and near abroad".***

Period: ***2003 – until now***
Organization: ***Branch office of JSC "Sibirskaya Ugolnaya Energeticheskaya Kompaniya"/"Siberian Coal Energy Company" in Leninsk-Kouznetsky***
Position: ***Deputy Manager for sales; Advisor of the General Director; Deputy General Director for sales.***

Share in authorized capital stock of the issuer: ***none.***

Share of equities in authorized capital stock of the issuer: ***none.***

Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***

Shares in associated/dependant companies of the issuer: ***none.***

Share of equities of associated/dependant companies of the issuer: ***none.***

Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***

Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Shumilov Alexander Alexandrovich – Deputy Chairman of the Board of Directors.

Born in: ***1967***

Education: ***higher***

Positions for the past 5 years:

Period: 1998-1999

Organization: ***"Test", Ltd. (Nizhny Novgorod).***

Position: ***Deputy Director.***

Period: 1999-2000

Organization: ***Administration of Nizhny Novgorod.***

Position: ***Deputy Head of Administration's assistant, Head of the admission department of Deputy Head of Administration (leading municipal position of 3 group.)***

Period: 2000-2001

Organization: ***"Firm Toner", Ltd. (Novgorod).***

Position: ***Commercial manager***

Period: 2001-2003

Organization: ***JSC "Nizhnovenergo".***

Position: ***Deputy General director for reform and property.***

Period: 2003-until now

Organization: ***closed JSC "Group MDM" (closed JSC "SUEK"/closed JSC "Holding company SUEK").***

Position: ***Deputy Director of the Department of strategy.***

Share in authorized capital stock of the issuer: ***none.***

Share of equities in authorized capital stock of the issuer: ***none.***

Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***

Shares in associated/dependant companies of the issuer: ***none.***

Share of equities of associated/dependant companies of the issuer: ***none.***

Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***

Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Positions held at present time in managing bodies of other legal entities:

Date of assumption of an office	Name of organization, Postal address	Position
June 2004	JSC "Buryatenergo" 670034, Ulan-Ude, prospect 50-letiya Oktyabrya, 28	Member of the Board of Directors
June 2004	JSC "Yakutskenergo" 677000 Respublika Saha (Yakutiya), Yakutsk, ul. Fyodora Popova, 14	Member of the Board of Directors
June 2004	JSC "Kirovenergo 610601, Kirov, ul. Drelevskogo, 51	Member of the Board of Directors
June 2004	JSC "Khabarovskenergo" 680000, Khabarovsk, ul. Frunze,49	Member of the Board of Directors
June 2004	JSC "Oryolenergo" 302030, Russia, Oryol, ploshad Mira, 2	Member of the Board of Directors
June 2004	JSC "Novgorodenergoservice" 173021, V. Novgorod, ul. Nehinskaya, 59V	Member of the Board of Directors
June 2004	JSC "Production and repair enterprise - Stantsii" Amurskaya oblast, Blagoveshensk, ul. Kalinina 137 (JSC "Amurenergo")	Member of the Board of Directors

Individual and collegiate managing bodies of the issuer and functionaries of the managing issuer.

Individual executive body and members of the collegiate executive body of the issuer are:
Mikhailov Sergey Nikolaevich
Born in: ***1959***
Education: ***Higher***
Positions for the past 5 years:
Period: ***1997 - 1999***
Organization: ***Joint stock company "Bank Alemar"***
Position: ***President***

Period: ***1999 - 2000***
Organization: ***JSC "Kuzbassenergo"***
Position: ***External manager.***
Period ***2000 - 2000***
Organization: ***JSC "Kuzbassenergo"***
Position: ***Acting as General director.***
Period: ***2000 – until now***
Organization: ***JSC "Kuzbassenergo"***
Position: ***General Director***
Share in authorized capital stock of the issuer: ***none.***
Share of equities in authorized capital stock of the issuer: ***none.***
Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***

Shares in associated/dependant companies of the issuer: ***none.***

Share of equities of associated/dependant companies of the issuer: ***none.***

Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***

Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Grebennikov Alexey Antonovich

Born in: ***1939***

Education: ***Higher***

Positions held for the past 5 years:

Period: ***1998 - 1998***

Organization: ***JSC "Kuzbassenergo"***

Position: ***Temporary manager***

Period: ***1998 - 2001***

Organization: ***JSC "Kuzbassenergo"***

Position: ***First Deputy General Director***

Period: ***2001 – until now***

Organization: ***JSC "Kuzbassenergo"***

Position: ***First Deputy General Director for general issues***

Share in authorized capital stock of the issuer: ***none.***

Share of equities in authorized capital stock of the issuer: ***none.***

Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***

Shares in associated/dependant companies of the issuer: ***none.***

Share of equities of associated/dependant companies of the issuer: ***none.***

Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***

Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Ivanov Boris Ivanovich

Born in: ***1960***

Education: ***higher***

Positions held for the past 5 years:

Period: ***1998 - 1999***

Organization: ***JSC "Kuzbassenergo"***

Position: ***Director for fuel provision and supplies of materials and machinery***

Period: ***1999 – until now***

Organization: ***JSC "Kuzbassenergo"***

Position: ***Deputy General Director for fuel provision***

Share in authorized capital stock of the issuer: ***none.***

Share of equities in authorized capital stock of the issuer: ***none.***

Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***

Shares in associated/dependant companies of the issuer: ***none.***

Share of equities of associated/dependant companies of the issuer: ***none.***

Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person

as a result of exercising the rights on options belonging to him: ***none***
Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Erofeev Alexander Kupriyanovich
Born in: ***1959***
Education: ***higher***
Positions held for the past 5 years:
Period: ***1998 - 1999***
Organization: ***Fund for implementation of Federal Program of social and economic development of the Republic of Buryatiya***
Position: ***Head of Department for work with potential investors***

Period: ***1999 - 2000***
Organization: ***Joint stock company "Selenga" (factory producing automatic laundry washer)***
Position: ***President***

Period: ***2000 - 2000***
Organization: ***JSC "Kuzbassenergo"***
Position: ***Assistant of General Director for work with accounts receivable***

Period: ***2000 - 2001***
Organization: ***JSC "Kuzbassenergo"***
Position: ***Assistant of General Director for work with accounts receivable – Head of Department of marketing and investment projection***

Period: ***2001 - 2002***
Organization: ***JSC "Kuzbassenergo"***
Position: ***Assistant of General Director for work with accounts receivable and for restructurization***

Period: ***2002 – until now***
Organization: ***JSC "Kuzbassenergo"***
Position: ***Deputy General Director for corporate management***
Share in authorized capital stock of the issuer: ***none.***
Share of equities in authorized capital stock of the issuer: ***none.***
Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***
Shares in associated/dependant companies of the issuer: ***none.***
Share of equities of associated/dependant companies of the issuer: ***none.***
Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***
Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Lavrov Aleksandr Mikhailovich
Born in: ***1950***
Education: ***higher, Doctor of economic science, Corresponding member of West-Siberian branch of the Academy***
Positions held for the past 5 years:
Period ***1997-2001***

Organization: ***Administration of Kemerovo Region***
Position: ***Deputy Governor of the Region for Economics and Finance***

Period: ***2001-2002***
Organization: ***Representation office of "Elke Trading" Ltd., Kemerovo***
Position: ***General manager for projects in Kuzbass***
Period: ***2002-2004***
Organization: ***Kemerovo State University***
Position: ***Head of the subdivision of marketing***

Period: ***2004 – until now***
Organization: ***JSC "Kuzbassenergo"***
Position: ***Deputy General Director for Finance and Economics***
Share in authorized capital stock of the issuer: ***none.***
Share of equities in authorized capital stock of the issuer: ***none.***
Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***
Shares in associated/dependant companies of the issuer: ***none.***
Share of equities of associated/dependant companies of the issuer: ***none.***
Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***
Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Petrov Leonid Prokhorovich
Born in: ***1961***
Education: ***higher***
Positions held for the past 5 years:
Period: ***1998-2004***
Organization: ***Branch office of JSC "Kuzbassenergo" – "Energosbyt"***
Position: ***Deputy Director.***

Period: ***2004 – until now***
Organization: ***JSC "Kuzbassenergo"***
Position: ***Deputy General Director for sales – Director of the branch office "Energosbyt".***
Share in authorized capital stock of the issuer: ***none.***
Share of equities in authorized capital stock of the issuer: ***none.***
Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***
Shares in associated/dependant companies of the issuer: ***none.***
Share of equities of associated/dependant companies of the issuer: ***none.***
Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***
Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Gretsinger Yur y Alexandrovich
Born in: ***1953***
Education: ***higher***

Positions held for the past 5 years:

Period: *1998 – 2004*

Organization: ***JSC "Kuzbassenergo"***

Position: ***Deputy General Director for capital construction***

Period: ***2004 – until now***

Organization: ***JSC "Kuzbassenergo"***

Position: ***Deputy General Director for production – CTO***

Share in authorized capital stock of the issuer: ***none.***

Share of equities in authorized capital stock of the issuer: ***none.***

Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***

Shares in associated/dependant companies of the issuer: ***none.***

Share of equities of associated/dependant companies of the issuer: ***none.***

Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***

Information on the character of any sibling connection with any persons being part of the managing bodies of the issuer and/or bodies of control of financial and economic activity: ***none.***

Person acting as an individual executive body of the issuer: ***Mikhailov Sergei Nikolaevich***

5.3. Information on the amount of remuneration, benefits and\or expenditure compensations on each of the issuer's managing bodies

THE BOARD OF DIRECTORS:

The amount of receipts of all members of the Board of Directors of JSC "Kuzbassenergo" (General Director's receipts are not included) for 2003 equaled 643 006 (six hundred forty three thousands and six) RUR, including remuneration for participation - 643 006 RUR.

In accordance with Regulation on payment of remunerations and compensations to members of the Board of Directors of JSC "Kuzbassenergo" approved by annual general meeting of shareholders of JSC "Kuzbassenergo" on 02.06.2003, remuneration to members of the Board of Directors is paid:

1. For participation in a meeting of the Board of Directors (independently from the form of its conducting)to a member of the Board of Directors of the Company in the amount equaling fivefold minimum monthly base wage rate of a worker of first grade determined by the industrial tariff agreement at the date of holding of a meeting of the Board of Directors of the Company.

2. At decision made by the General meeting of shareholders on payment of dividends for equities of the Company at the outcomes of a fiscal year (or at the outcomes of the first quarter/half year/nine months), remuneration is paid to a member of the Board of Directors the amount of which is calculated with consideration of the announced amount of dividends of the Company for equities and with consideration of the number of meetings at which the member of the Board of Directors participated.

The amount of remuneration paid to the Chairman of the Board of Directors is increased by 50 %.

Besides, traveling expenses are remunerated by a member of the Board of Directors.

From the beginning of 2004 remuneration in the amount of 1 633 595 RUR (payments to the General Director of the Company are not included) were paid to members of the Board of Directors of JSC "Kuzbassenergo".

THE MANAGING BOARD:

The amount of receipts of all members of the Managing board (General Director's receipta are not included0 for 2003 equaled 9 469 553 (nine million four hundred and sixty nine thousand five hundred and fifty three) RUR including:

Salaries – 8 673 081 RUR

Remuneration for participation - 337 626 RUR

Property provisions – 458 846 RUR

Incomes of the members of the Managing Board in 2004 are constituted by their incomes as members of staff of JSC "Kuzbassenergo" as by their remuneration determined in accordance with the labor contract concluded with the member of the Managing Board of the Company. In accordance with "Regulation on the Managing Board of Kuzbass joint stock company for energy and electrification" approved by the annual general meeting of shareholders of JSC "Kuzbassenergo" of June 21st, 2002 the labor contract is signed by the Chairman of the Board of Directors of the Company or by a person authorized by the Board of Directors of the Company.

The terms of a labor contract are determined by the Board of Directors of the Company or by a person authorized by the Board of Directors of the Company to sign labor contracts.

Monthly remuneration in the amount of 10 % of the official salary is determined to the member of the Managing Board.

The amount of remuneration is increased by factual rise of consumer price index in accordance with the industrial tariff agreement.

Member of the Managing Board may be additionally rewarded on the basis and on terms determined by the Board of Directors of the Company.

At the outcomes of 2004 the amount of incomes of all members of the Managing Board (incomes of the General Director are not included) equaled 16 846 650 RUR including:

- ***Salaries - 7 855 206 RUR;***
- ***Premium - 7 472 826 RUR;***
- ***Remuneration - 430 679 RUR;***
- ***Compensatory expenses – 1 087 939 руб.***

5.4. Information on the structure and competence of the bodies carrying out control of the issuer's financial and economic activities

For carrying out control for financial and economic activities of the Company a Revision commission of the Company is elected by the General meeting of shareholders to function until next annual general meeting of shareholders.

The quantitative structure of the Revision commission equals 5 persons.

The following falls under the competence of the Revision commission of the Company (extract from article 22 "Revision commission and Auditor of the Company" from the Statute of JSC "Kuzbassenergo"):

- ***Approval of authenticity of information contained in an annual report, accounting balance, account of profits and losses of the Company;***
- ***Financial state analysis of the Company, revealing reserves for improving financial state of the Company and elaboration of recommendations for the managing bodies of the Company;***
- ***Control and analysis of appropriateness, quality and completeness of auditing of the Company;***
- ***Organization and implementation of control (revision) of financial and economic activities of the Company, in particular:***
- ***Control (revision0 of financial, accounting, payment and account and other types of documents of the Company connected with carrying out of financial and economic activities by the Company with the object to determine whether in complies with legislation of the Russian Federation, the Statute, internal and other documents of the Company;***
- ***Control for safety and use of fixed assets;***
- ***Control for following of the established procedure of loss write0off of liabilities of insolvent debtors of the Company;***
- ***Control for expenditure of monetary funds of the Company in accordance with the approved business plan and the budget of the Company;***
- ***Control for formation and use of reserve and other special funds of the Company;***
- ***Revision of appropriateness and timeliness of charge and payment of dividends for shares of the Company, interest for bonds, incomes on other securities;***
- ***Revision of implementation of the instructions on elimination of defects and violations given earlier,***

revealed by revisions carried out earlier ;

- *Approval of authenticity and completeness of information on concernment (lack of concernment) of a member of the Board of Directors, a person carrying out functions of an individual body of the Company including a managing organization or a manager, a member of the Managing Board, in bargains provided by chapter XI of the Federal law "On joint stock companies";*
- *Carrying out other actions (activities) connected with revision of financial and economic activity of the Company.*

The Department of control and analysis and Economic, information safety and regimen service are subdivisions of the executive body of the Company carrying out internal control.

Carrying out revisions by the Department of control and analysis is implemented on the basis of the annual plan of comprehensive control approved by the General Director, at the Economic, information safety and regimen service the plan is approved by deputy General director for security.

Fulfillment control of plans is carried out by deputy general director for corporate management and deputy general director for security depending on the character of issues.

Besides the divisions of the abovementioned Department Departments of Finance, Department of legal security and if necessary technical and engineering and other services of the Company take part in revision.

The division of internal auditing was created in 1995. 5 persons are on the staff of the division at present time, Head of the division – Tatiana Dmitrievna Laritskaya, born in 1955, education – higher, holds a certificate of a professional auditor.

Main functions of the division of internal control:

- *Organization and implementation of complex and special examinations of financial and economic activity of branch offices and associated companies of the Company;*
- *Control of activity of revision boards of associated companies;*
- *Valuation of efficiency of mechanism of internal control, study and valuation of checking procedures in branch offices, structural divisions of the Company;*
- *Examination of observance of legislation and internal standard documents of the Company and requirements of account policy and fulfillment of decisions of managing bodies and instructions of managers of the Company;*
- *Examination of presence, state and provision of security of property of the Company;*
- *Analysis of information obtained at revisions, elaboration and submitting of conclusions on the outcomes of the revisions and suggestions on elimination of violations and shortcomings ascertained during the revisions, as well as recommendations on increase of efficiency of management to the managing bodies of the Company;*
- *Carrying out of purposeful examinations with the purpose of determination of efficiency of financial investments of the Company in authorized capital stocks of enterprises and organizations;*
- *Analysis of financial and economic state of DEA with the purpose of valuation of outcomes of activity of associated companies for taking administrative decisions;*
- *Organization of competitive selection of auditing firms for carrying out external auditing of associated companies;*
- *Implementation of collaboration with external auditors at holding examinations of financial and economic activity of associated companies, revision of the results of work of an external auditor and forwarding of the suggestions on reliability and advisability of use of services of the auditing company to managers of the Company ;*
- *Perfection of methodology of auditing;*
- *Participation in making up annual production and techno-economic report of the Company;*
- *Preparation of information on the outcomes of the revisions held within a year for the balance commission, etc.;*

Interaction with external auditor is carried out by chief accountant of the Company.

5.5. Information on persons forming control bodies for financial and economic activities of the issuer.

Personal structure of the Revision commission:

Kleshnina Natalia Viktorovna

Born in: ***1960***

Education: ***higher***

Positions held for the past 5 years:

Period: ***1997-2000***

Organization: ***Ministry of fuel and energy of Russia***

Position: ***deputy head of budget and finance department.***

Period: ***2000- until now***

Organization: ***JSC RAO "UES of Russia"***

Position: ***Leading expert of the Department of internal auditing of KTs.***

Share in authorized capital stock of the issuer: ***none.***

Share of equities in authorized capital stock of the issuer: ***none.***

Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***

Shares in associated/dependant companies of the issuer: ***none.***

Share of equities of associated/dependant companies of the issuer: ***none.***

Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***

Information on the character of any sibling connection between the member of the issuer's body for control of its financial and economic activity and other members of the bodies of the issuer for control of its financial and economic activity, members of the board of directors of the issuer, members of collegiate executive body of the issuer, person taking up a post of a n individual executive body of the issuer: ***none.***

Gadzhiev Ilya Ibragimovichuч

Born in: ***1975***

Education: ***higher***

Positions held for the past 5 years:

Period: ***1998 – 2000***

Organization: ***closed JSC "Medik", Kursk***

Position: ***Legal advisor.***

Period: ***2000 – 2000***

Organization: ***ANO "International center for reform accounting system" Moscow.***

Position: ***Legal advisor.***

Period: ***2000-2001***

Organization: ***FCCB of Russia.***

Position: ***Leading specialist of legal department.***

Period: ***2001 – until now***

Organization: ***JSC RAO "UES of Russia", Moscow.***

Position: ***Head of department of interaction with shareholders, issuing and circulation of securities of Business unit # 1.***

Share in authorized capital stock of the issuer: ***none.***

Share of equities in authorized capital stock of the issuer: ***none.***

Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***

Shares in associated/dependant companies of the issuer: ***none.***

Share of equities of associated/dependant companies of the issuer: ***none.***

Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***

Information on the character of any sibling connection between the member of the issuer's body for control of its financial and economic activity and other members of the bodies of the issuer for control of its financial and economic activity, members of the board of directors of the issuer, members of collegiate executive body of the issuer, person taking up a post of a n individual executive body of the issuer: ***none.***

Dolgopol Olga Semyonovna
Born in: ***1948***

Education: ***higher***

Positions held for the past 5 years:

Period: ***1997-until now***

Organization: ***JSC RAO "UES of Russia"***

Position: ***leading specialist; deputy head of division; head of division of the Department of financial audit of Corporative Center***

Share in authorized capital stock of the issuer: ***none.***

Share of equities in authorized capital stock of the issuer: ***none.***

Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***

Shares in associated/dependant companies of the issuer: ***none.***

Share of equities of associated/dependant companies of the issuer: ***none.***

Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***

Information on the character of any sibling connection between the member of the issuer's body for control of its financial and economic activity and other members of the bodies of the issuer for control of its financial and economic activity, members of the board of directors of the issuer, members of collegiate executive body of the issuer, person taking up a post of a n individual executive body of the issuer: ***none.***

Mikhno Irina Vasilievna
Born in: ***1957***
Education: ***higher (technical major), higher (major – economics).***
Positions held for the past 5 years:

Period: ***1997 – 2001***

Organization: ***Representation office of RAO "UES of Russia" "Siberiaenergo"***

Position: ***Head of department of investment policy***

Period: ***2001 – 2003***

Organization: ***Representation office of RAO "UES of Russia" "Siberiaenergo"***

Position: ***Advisor on issues of work of revision commissions.***

Period: ***2003 - 2004***

Organization: ***Fund "Institute of professional directors"***

Position: ***Advisor on issues of work of revision commissions.***

Period: ***2004 – until now***

Organization: ***JSC RAO "UES of Russia"***

Position: ***Leading expert of the department of internal audit***

Share in authorized capital stock of the issuer: ***none.***

Share of equities in authorized capital stock of the issuer: ***none.***

Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***

Shares in associated/dependant companies of the issuer: ***none.***

Share of equities of associated/dependant companies of the issuer: ***none.***

Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***

Information on the character of any sibling connection between the member of the issuer's body for control of its financial and economic activity and other members of the bodies of the issuer for control of its financial and economic activity, members of the board of directors of the issuer, members of collegiate executive body of the issuer, person taking up a post of a n individual executive body of the issuer: ***none.***

Sanzharevsky Vsevolod Vsevolodovich

Born in: ***1946***

Education: ***higher***

Positions held for the past 5 years:

Period: ***1998-1999***

Organization: ***JSC "Kuzbassenergo"***

Position: ***director for economics***

Period: ***1999-2001***

Organization: ***JSC "Kuzbassenergo"***

Position: ***director for control and analysis***

Period: ***2001-until now***

Organization: ***JSC "Kuzbassenergo"***

Position: ***head of Department for control and analysis***

Share in authorized capital stock of the issuer: ***none.***

Share of equities in authorized capital stock of the issuer: ***none.***

Quantity of shares of the issues which may be purchased by the person as a result of exercising the rights on options of the issuer belonging to him: ***no shares of such type.***

Shares in associated/dependant companies of the issuer: ***none.***

Share of equities of associated/dependant companies of the issuer: ***none.***

Quantities of shares of associated/dependant companies of the issuer which may be purchased by the person as a result of exercising the rights on options belonging to him: ***none***

Information on the character of any sibling connection between the member of the issuer's body for control of its financial and economic activity and other members of the bodies of the issuer for control of its financial and economic activity, members of the board of directors of the issuer, members of collegiate executive body of the issuer, person taking up a post of a n individual executive body of the issuer: ***none.***

5.6. Information on the amount of remuneration, benefits and\or expenditure compensation of control body for financial and economic activities of the issuer

Remunerations and compensations to members of the Revision commission are paid in accordance with the current Regulation on payment of remunerations and compensations to members of the Revision commission of JSC "Kuzbassenergo" approved by annual general meeting of shareholders of JSC "Kuzbassenergo" (minutes # 10 of June 10th, 2002).

The total amount paid to members of the Revision commission in 2003 equals 1 732 983 (one million seven hundred and thirty two thousands nine hundred and eighty three) RUR including remuneration for participation - 244 536, property provisions - 55 946.

The amount of incomes of all members of the revision commission in 2004, total - 1 107 447 RUR, including:

- ***salaries – 362 086 RUR,***
- ***benefits – 209 145 RUR;***
- ***remuneration – 356 418 RUR;***
- ***compensation expenses – 179 798 RUR.***

5.7. Данные о численности и обобщенные данные об образовании и о составе сотрудников (работников) эмитента, а также об изменении численности сотрудников (работников) эмитента

Information on the number of issuer's employees and generalized information on staff (employees') education and composition as well as of modification of the number of issuer's employees (staff)

No information is provided for the reported period.

Issuer's employees making a substantial impact on financial and economic activity of the issuer (key staff).

Mikhailov Sergey Nickolaevich – general director of JSC "Kuzbassenergo", Chairman of the Managing Board of JSC "Kuzbassenergo";
Grebennikov Alexey Antonovich – First deputy general director for general issues, member of the Managing board of JSC "Kuzbassenergo";
Lavrov Alexander Mikhailovich – deputy general director for finance and economics, member of the Managing board of JSC "Kuzbassenergo";
Gretsinger Yury Aleksandrovich – deputy general director for production – CTO, member of the Managing board of JSC "Kuzbassenergo";
Ivanov Boris Ivanovich – deputy general director for securing porduction, member of the Managing board of JSC "Kuzbassenergo"
Erofeev Alexander Koupriyanovich – deputy general director for corporate management, member of the Managing board of JSC "Kuzbassenergo";
Petrov Leonid Prokhorovich – deputy general director for sales of energy – director of branch office "Energosbyt", member of the Managing board of JSC "Kuzbassenergo";
Antonov Yury Vitalievich – deputy general director for electric power network economy – director of branch office "Main electricity network";
Sadgyan Armen Sergeevich – deputy general director for external relations – director of Moscow representative office of JSC "Kuzbassenergo";
Ryumova Alevtina Nikolaevna – chief accountant of JSC "Kuzbassenergo";
Moskvitin Valeriy Vasilievich – deputy general director for security, civil defence and extraordinary situations;
Glukhov Viktor Fyodorovich – director of branch office of JSC "Kuzbassenergo" - Tom-Usinskaya GRES;

Artyukh Valeriy Mikhailovich – director of branch office of JSC "Kuzbassenergo" – Belovskaya GRES;
Vakhitov Kasim Bakhirovich– director of branch office of JSC "Kuzbassenergo" - (Yuzhno-Kuzbasskaya) South-Kuzbass GRES;
Abramov Valeriy Vasilievich – director of branch office of JSC "Kuzbassenergo" - (Zapadno-Sibirskaya) West-Siberian TETs;
Kusin Igor Viktorovich – director of branch office of JSC "Kuzbassenergo" – Kouznetskaya TETs;
Sukhoveev Boris Ivanovich – director of branch office of JSC "Kuzbassenergo" – Novokemerovskaya TETs;
Benediktov Alexander Viktorovich – director of branch office of JSC "Kuzbassenergo" – Kemerovskaya GRES;
Vervain Konstantin Aleksandrovich – director of branch office of JSC "Kuzbassenergo" – Kemerovskaya TETs;
Tolstikov Viktor Sergeevich – director of branch office of JSC "Kuzbassenergo" – Vostochniye electricheskiye seti (Easters electric power lines);
Vorov Yury Leonidovich – director of branch office of JSC "Kuzbassenergo" – Severniye elektricheskiye seti (Northern electric power lines);
Dmitriev Aleksandr Milyevich – director of branch office of JSC "Kuzbassenergo" - Tsentralniye elektricheskiye seti (Central electric power lines);
Miller Aleksandr Ivanovich – director of branch office of JSC "Kuzbassenergo" Yuzhniye elektricheskioye seti (South electric power lines);
Kroumgolts Aleksandr Roudolfovich – director of branch office of JSC "Kuzbassenergo" Directorate for heat network;
Aksyonov Vladimir Vasilievich – director of branch office of JSC "Kuzbassenergo" - "Kuzbassenergosvyaz";
Magarill Aleksanrd Isaakovich – director of branch office of JSC "Kuzbassenergo" Directorate of Petrovakaya TETs.

Information on availability of a trade union at the Company:

A trade union committee was established by employees (staff) of JSC "Kuzbassenergo".
Collective agreement for 2003-2004 was approved at the JSC "Kuzbassenergo" staff conference on 20.10.2002
The collective agreement is a legal act which in addition to current legislation regulates social and labor relations between employees and the employer at JSC "Kuzbassenergo", it determines norms of remuneration for labor and other conditions of work, social benefits and guarantees.
The collective agreement aims at providing efficient functioning of JSC "Kuzbassenergo"as well as at providing protection of social and economical rights and interests of employees and at support of normal living standard.

5.8. Information on all of the issuer's commitments to the employees (staff) as far as their participation in the issuer's authorized capital stock (share fund) is concerned

There are neither agreements not liabilities of the Company to the employees (staff) as far as possibility of their participation in the issuer's authorized capital stock is concerned.
There is no provision of options of the issuer to employees (staff) of the Company.

VI. Information on participants (shareholders) of the issuer and on transactions carried out by the issuer performed with interested motives

6.1. Information on overall number of issuer's shareholders (participants)
The number of persons registered in the register of shareholders at the date of termination of the reported quarter as of December 31st, 2004 - 1947.

Including 8 of them that are nominal holders:
1. ***Closed JSC "ABN AMRO Bank Банк А.О.";***
2. ***"Deutsche bank" Limited liabilities company;***
3. ***Close joint stock company "Brunswick UBS Nominees";***
4. ***Closed joint stock company "Depositary and Clearing Company;***
5. ***"ING BANK (EURASIA) Closed JSC" (Closed joint stock company);***
6. ***Non-commercial partnership "National depositary center";***
7. ***Closed joint stock company commercial bank "Citibank";***
8. ***"Central Moscow Depositary" Ltd.***

6.2. Information on issuer's participants (shareholders) holding not less than 5 per cent of its authorized capital stock (share fund) or not less than 5 per cent of its equities, as well as information on participants (shareholders) of such persons holding not less than 20 per cent of authorized capital stock (share fund) or not less than 20 per cent of its equities

Full and brief trade name: ***"Central Moscow Depositary" Limited liabilities company, "CMD Ltd." (nominal holder)***
Location: ***105066, Moscow, ul. Nizhnaya Krasnoselskaya, 35, building 1 A.***
Share in authorized capital stock of the issuer: ***49 %***
Shareholders (participants) owning not less than 20 per cent of authorized capital stock of the shareholder (participant) of the issuer:
Full and brief trade name: ***Joint stock company Russian joint stock company for energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Location: ***Russia, Moscow, Kitaigorodsky pr., 7***
TIN: ***7705018828***
Share in authorized capital stock of the issuer: ***49 %***

Full and brief trade name: ***Closed joint stock company "Depositary and Clearing Company", Closed JSC "DCC" (nominal holder)***
Location: ***115 162, Moscow, ul. Shabolovka, 31, stroyeniye - b.***
Share in authorized capital stock of the issuer: ***44,25 %***
Shareholders (participants) owning not less than 20 per cent of authorized capital stock of the shareholder (participant) of the issuer: ***closed JSC "DCC" did not expose the information on its shareholders.***

6.3. Information on the share of state or municipal participation in issuer's authorized capital stock (share fund), on presence of special right ("golden share")
Share of the authorized capital stock of the issuer owned by the state (municipality):

Type of property: ***of subjects of RF***
Share ***0.000016 %***
Share holding controlled by: ***Committee for management of state property of Kemerovo Region***
Location: ***650099, Kemerovo, prospect Sovietskiy, 58.***

Share holding of the issuer assigned to state (municipal) property: ***no share of the type.***

Presence of special right for participation of the Russian Federation, subjects of the Russian Federation, of municipal establishments in issuer's management ("golden share"): ***not stipulated.***

6.4. Information on limitations concerning participation in the issuer's authorized capital stock (share fund)

There are no limitations of the number of shares owned by one shareholder, and /or their total nominal value, and/or maximum number of votes per one shareholder in the Statute of the Company.

There are no limitations concerning participation of foreign persons in authorized capital stock of the Company stipulated by legislation of the Russian Federation, other standard legal acts of the Russian Federation.

There are no other limitations connected with participation in authorized capital stock of the issuer.

6.5. Information on alterations in the structure and the amount of participation of issuer's shareholders (participants) holding not less than 5 per cent of its authorized capital stock (share fund) or not less than 5 per cent of its equities

From 17.09.1998 until 23.03.2000 bankruptcy procedure was in effect at JSC "Kuzbassenergo", in accordance with Federal law "On insolvency (bankruptcy)" powers of the managing bodies were terminated in connection with bankruptcy procedure – external management.

List as of September 14, 2000:

Full and brief trade name: Russian joint stock company for energy and electrification "UES of Russia", ***RAO "UES of Russia"***
Share in authorized capital stock of the issuer: ***49 %***
Share of equities of the issuer: ***49 %.***

Full and brief trade name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in authorized capital stock of the issuer: ***13,12 %***
Share of equities of the issuer: ***13,12 %.***

Full and brief trade name: ***VANGUARD INTERNATIONAL***
Share in authorized capital stock of the issuer: ***8,28 %***
Share of equities of the issuer: ***8,28 %.***

List as of 23.04.2001:

Full and brief trade name: ***Russian joint stock company for energy and electrification "UES of Russia", RAO "UES of Russia"***

Share in authorized capital stock of the issuer: ***49 %***
Share of equities of the issuer: ***49 %.***

Full and brief trade name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in authorized capital stock of the issuer: ***8,85 %***
Share of equities of the issuer: ***8,85 %.***

Full and brief trade name: ***Renaissance Nominees (Cyprus) Limited***
Share in authorized capital stock of the issuer: ***18,96 %***
Share of equities of the issuer: ***18,96 %.***

List as of February 25, 2002:

Full and brief trade name: ***Renaissance Nominees (Cyprus) Limited***
Share in authorized capital stock of the issuer: ***12,87 %***
Share of equities of the issuer: ***12,87 %.***

Full and brief trade name: ***Renaissance Securities (Cyprus) Limited***
Share in authorized capital stock of the issuer: ***7,42 %***
Share of equities of the issuer: ***7,42 %***

Full and brief trade name: ***Mastill Enterprises Limited***
Share in authorized capital stock of the issuer: ***6,24 %***
Share of equities of the issuer: ***6,24 %***

Full and brief trade name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in authorized capital stock of the issuer: ***7,17 %***
Share of equities of the issuer: ***7,17 %.***

Full and brief trade name: ***Russian joint stock company for energy and electrification "UES of Russia", RAO "UES of Russia"***
Share in authorized capital stock of the issuer: ***49 %***
Share of equities of the issuer: ***49 %.***

List as of May 8, 2002:
Full and brief trade name: ***Renaissance Nominees (Cyprus) Limited***
Share in authorized capital stock of the issuer: ***15,06 %***
Share of equities of the issuer: ***15,06 %***

Full and brief trade name: ***Trans - Siberian Electricity Company Limited***
Share in authorized capital stock of the issuer: ***15,00 %***
Share of equities of the issuer: ***15,00 %***

Full and brief trade name: ***Russian joint stock company for energy and electrification "UES of Russia", RAO "UES of Russia"***
Share in authorized capital stock of the issuer: ***49 %***
Share of equities of the issuer: ***49 %***

List as of April 18, 2003:

Full and brief trade name: ***BODMIN INVESTMENTS LIMITED***
Share in authorized capital stock of the issuer: ***19,36 %***
Share of equities of the issuer: ***19,36 %***

Full and brief trade name: ***PLANETARY ALIGNMENT LTD.***
Share in authorized capital stock of the issuer: ***15 %***
Share of equities of the issuer: ***15 %***

Full and brief trade name: ***Russian joint stock company for energy and electrification "UES of Russia", RAO "UES of Russia"***

Share in authorized capital stock of the issuer: ***49 %***
Share of equities of the issuer: ***49 %.***

List as of May 7, 2004:

Full and brief trade name: ***BODMIN INVESTMENTS LIMITED***
Share in authorized capital stock of the issuer: ***14,45 %***
Share of equities of the issuer: ***14,45 %***

Full and brief trade name: ***PLANETARY ALIGNMENT LTD.***
Share in authorized capital stock of the issuer: ***17,61 %***
Share of equities of the issuer: ***17,61 %***

Full and brief trade name: ***Russian joint stock company for energy and electrification "UES of Russia", RAO "UES of Russia"***
Share in authorized capital stock of the issuer: ***49 %***
Share of equities of the issuer: ***49 %.***

6.6. Information on bargains concluded by the issuer with interested motives
There were no bargains concluded by JSC "Kuzbassenergo" with interested motives in the reported quarter the price of which was 5 or more per cent of balance cost of assets.

6.7. Information on the amount of accounts receivable
Information is not provided in the current reported period.

VII. Issuer's accounting or other financial information

7.1. Annual accounting of the issuer

Annual accounting of the issuer for 2004 is not provided in the current reported period.

7.2. Quarter accounting of the issuer for the latest closed reported quarter.

Accounting of the issuer for the quarter is not included in quarterly report for the 4th quarter because the issuer's annual accounting for year 2004 will be provided in quarterly report of the issuer for the 1st quarter of year 2005.

Quarterly accounting for 9 months of 294 is composes in accordance with International standards of accounting, will be provided in quarterly report of the issuer for the 1st quarter of year 2005 because at the moment of preparation of the present report the auditor's conclusion on audit of the current reporting is not signed.

7.3. Composite accounting of the issuer for one closed fiscal year

Composite (consolidated0 accounting of the issuer for year 2004 is not provided in current reported period.

7.4. Information on overall amount of export as well as of the share of export in overall sales volume

The issuer does not carry out export of energy outside the Russian Federation.

7.5. Information on considerable changes in the issuer's property structure after the date of termination of the latest closed fiscal year

There were no considerable changes in the property structure of JSC "Kuzbassenergo" during the reported period.

7.6. Information on issuer's participation in enforcement proceedings in case that such participation may essentially influence issuer's financial and economic activities

During the past three years prior to the date of termination of the 3rd quarter of 2004 there were no significant claims advanced to the issuer the amount of which equaled or exceeded 10 % of the cost of assets of the issuer.
Petitions and claims advanced to JSC "Kuzbassenergo" that are still being reviewed as of 31.12.2004 are:

1. ***Inspection of the Ministry for Taxes and Dues of Russia in Kemerovo on imposing tax penalties in the amount of 214 938 640 RUR;***
2. ***Ministry of Finance of the Russian Federation on collecting primary debt on contract of debt, interest rates for use of lend and interest rates for use of alien money assets in total amount of 62 985 277,58 RUR;***
3. ***Inspection of the Ministry for Taxes and Dues of Russia in Kemerovo on collecting taxes and fees in total amount of 680 274 820 RUR;***
4. ***JSC "OUK Yuzhkuzbassugol" on collecting excessively paid payment for electric power and interest rates in total amount of 56 828 047, 78 RUR;***
5. ***JSC TsOF "Kouznetskaya" on collecting of unjust enrichment and interest rate in total amount of 42 018 263 RUR.***

Petitions submitted to JSC "Kuzbassenergo" that are still being reviewed as of 31.12.2004 are:

1. ***On nullifying the decision of IMTD in Kemerovo on payment of tax in the amount of 11 552 272,77 RUR, fees and sanctions in total amount of 2 310 454,55 RUR;***
2. ***On nullifying the decisions of IMTD of Russia in Kemerovo on extra charging of property tax in total amount of 108 335 134 RUR;***
3. ***On nullifying the decision of IMTD of the Russian Federation in Kemerovo on extra charging of payments for use of water bodies in amount of 11 586 435 RUR, on charging fees in amount of 546 854 RUR and penalty in amount of 2 317 286, 6 RUR;***
4. ***On nullifying the decision of IMTD of the Russian Federation in Kemerovo on payment of VAT in amount of 200 843 912 RUR, sanctions in amount of 40 168 782 RUR;***
5. ***On nullifying the decision of IMTD of the Russian Federation in Kemerovo on extra charging property tax in amount of 78 878 968 RUR, the corresponding fee and sanctions in total amount of 11 443 459, 6 RUR;***
6. ***On nullifying the claims of IMTD of RF and MRI of MTD in Kemerovo Region on payment of property tax in total amount of 57 258 037 RUR;***
7. ***On nullifying the decision of IMTD of the Russian Federation in Kemerovo on extra charging of income tax and fine for 2002 in total amount of 34 609 229 RUR;***
8. ***On nullifying the decision of IMTD of the Russian Federation in Kemerovo on extra charging of income tax and fine for 2003 in total amount of 35 369 450 RUR;***
9. ***On nullifying the decision of IMTD of the Russian Federation in Kemerovo on extra charging of payment for use of water bodies in amount of 12 114 867 RUR, on charging of fine in amount of 1 108 799 RUR, penalty in amount of 2 422 973 RUR;***
10. ***On nullifying the decision of IMTD of the Russian Federation in Kemerovo on extra charging of property tax in amount of 112 862 040 RUR;***
11. ***On nullifying the decision of IMTD of the Russian Federation in Kemerovo on extra charging of income tax in amount of 39 517 096 RUR, fee in amount of 4 285 215 RUR, additional payments of income tax in amount of 2 469 819 RUR and fine in amount of 7 903 419 RUR;***
12. ***On nullifying the decision of IMTD of the Russian Federation in Kemerovo on extra charging of payments for use of water bodies in amount of 11 707 237 RUR, fee in amount of 1 182 189 RUR, fine in amount of 2 341 447 RUR.***

VIII. Supplementary information on the issuer and on emissive securities floated by the issuer

8.1. Supplementary information on the issuer

8.1.1. Information on amount, structure of authorized capital stock (share fund) of the issuer

The authorized capital stock of the Company constituted by nominal value of shares of the Company purchased by shareholders (floated shares).

The authorized capital stock of the Company equals 606 163 800 (six hundred and six million one hundred sixty three thousand right hundred) RUR.

606 163 800 nominal non-documented equities of equal nominal value of 1 (one) rouble each were floated by the Company.

Part of shares of JSC "Kuzbassenergo" in the form of depositary receipts (American depositary receipts) are floated outside the Russian Federation.
The level and the status of the program: *sponsored ADR of 1st level, part of shares for 1 ADR equals 10, Depositary Bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES, depositary agreement signed on October 23, 1997. ADR are sold at Berlin and Frankfurt stock exchange.*
As of 31.12.2004 the number of shares deposited for depositary receipts equaled 11 991 600 shares, which is 1, 98 % of authorized capital stock and of total number of votes.

8.1.2. Information on change of the amount of authorized capital stock (share fund) of the issuer

No additional issuance of shares was held for the past 5 fiscal years by JSC "Kuzbassenergo".

8.1.3. Information on forming and use of surplus fund as well as of other funds of the issuer

In accordance with the Statute JSC "Kuzbassenergo" established a Surplus fund ("Capital reserves" in accounting) in the amount of 5 (five) per cent of the amount of authorized capital stock of the Company.

The amount of obligatory annual allocations to the Surplus fund of the Company equals not less than 5 per cent of net profit of the Company until the Surplus fund equals the determined amount.

The Surplus fund of the Company is intended for covering losses of the Company, for retiring bonds of the Company and for redemption of stock of the Company in case of lack of other funds.
The Surplus fund may not be used for other purposes.

In accordance with the resolution of the annual general meeting of shareholders of JSC "Kuzbassenergo" of 24.06.2004 decided to distribute the net profit of the reported period (year 2003) in the amount of 790,0 thousand RUR among:
- *Surplus fund - 40,0 thousand RUR,*
- *Accumulation fund – 750, 0 thousand RUR.*

In accordance with accounting as of 31.12.2004 capital reserves of the Company equals 16858 thousand RUR, the accumulation fund equals 237353 thousand RUR.

8.1.4. Information on the procedure of convocation and holding of the meeting (session) of the issuer's top managing body

The top managing body of JSC "Kuzbassenergo" is General meeting of shareholders.

The procedure of notification of shareholders on holding a meeting: ***The notification on convocation of a general meeting of shareholders is sent together with a voting paper by means of a registered letter to every person indicated in the list of persons authorized to participate in the general meeting of shareholders and is published by the Company no later than 20 days prior to the meeting and the announcement on holding a meeting of shareholders the agenda of which contains an issue of reorganization of the Company is published not later than 30 days prior to the date of the meeting in newspaper "Rossiyskaya gazeta".***

In case when a person registered in the register of shareholders of the Company is a nominal holder of shares, the announcement on holding a General meeting of shareholders is sent to the address of the nominal holder if no other postal address to which the announcement on holding a General meeting of shareholders is to be sent, is contained in the list of persons authorized to participate in the General meeting of shareholders.

Voting papers on for voting on the issues of the agenda are sent by registered letter to the address indicated in the register of shareholders or are handed over on receipt to every person indicated in the list of persons authorize to participate in the General meeting of shareholders not later than 20 days (twenty days) prior to the date of the General meeting of shareholders.

Persons (bodies) who are authorized to convoke (demand holding) of an extraordinary meeting (session) of the top managing body of the issuer and the procedure of addressing (making) such demands:

An extraordinary General meeting of shareholders of the Company is held by the decision of the Board of Directors of the Company based on its own initiative, the demand of a Revision commission of the Company, of the Auditor of the Company and also of a shareholder (shareholders) owning not less than (10 % ten per cent) of voting shares of the Company at the date of making the demand.

The demand on holding an extraordinary General meeting of shareholders of the Company should contain the issues subject to including in the agenda of the meeting.

The person (person) demanding convocation on an extraordinary General meeting of shareholders of the Company are authorized to submit draft resolution of the extraordinary General meeting of shareholders of the Company, suggestions on the form of holding on a General meeting of shareholders.

In case the demand on holding an extraordinary General meeting of shareholders of the Company comes from a shareholder (shareholders) it should contain the name (names) of the shareholder (shareholders) demanding the convocation of the meeting with indication of the number, the category (types) of shares of the Company belonging to him (them).

The demand on convocation of an extraordinary General meeting of shareholders of the Company is signed by the person (persons) demanding convocation of an extraordinary General meeting of shareholders of the Company.

The procedure of determination of the date of holding a meeting (session) of the top managing body of the issuer:.

The determination of the date of holding a General meeting of shareholders falls under exclusive competence of the Board of Directors of the Company. At preparation to holding a General meeting of shareholders the Board of Directors determines the date of the General meeting of shareholders. The annual General meeting of shareholders is held not earlier than months after and not later than six months after the end of the fiscal year.

At the demand of the Revision commission of the Company. The Auditor of the Company or shareholders (shareholder) owning not less than 10 (ten) per cent of voting shares of the Company the extraordinary General meeting of shareholders should be held within 40 (forty) days from the moment of submission of the demand on holding an extraordinary General meeting of shareholders of the Company. In case the

suggested agenda of the extraordinary General meeting of shareholders contains an issue of election of members of the Board of Directors of the Company or the Revision commission, the General meeting should be held within 70 (Seventy) days from the moment of submission of the demand on holding an extraordinary General meeting of shareholders.

Persons authorized to put forward suggestions to the agenda of the meeting (session) of the top managing body of the issuer:

Shareholders (shareholder) of the Company in the aggregate owning not less than 2 (two) per cent of voting shares of the Company are authorized to submit issues to the agenda of an annual general meeting of shareholders and propose a candidature for the Board of Directors and the Revision commission of the Company within 90 days after the end of the fiscal year; the umber of candidates may not exceed the quantitative composition of the corresponding body.

Suggestion on including issues in the agenda of the general meeting of shareholders and proposal on nominating a candidate are submitted in written form with indication of the name (names) of the shareholder (shareholders), the number and the category (type) of shares owned by the ones who submitted it, proposals are to be signed by the shareholder (shareholders).

Proposals on including issues in the agenda of the general meeting of shareholders is to contain formulation of each of the suggested issues and the proposal on nominating candidate is to contain the name of each of the nominated candidate, the name of the body to which the candidate is proposed for election.

Persons authorized to familiarize themselves with information (materials) submitted for preparation and holding of a meeting (session) of the top managing body of the issuer and the procedure of familiarization with such information (materials):

Persons authorized to participate in the General meeting of shareholders have a right to familiarize themselves with information submitted for preparation and holding of the meeting of shareholders.

Information (materials) on the issues of the agenda of the general meeting of shareholders must be accessible for persons participating in the general meeting of shareholders in premises of the executive body of the Company and other locations the addresses of which are indicated in the announcement of holding of the general meeting of shareholders within 20 (twenty) days and in case of the general meeting the agenda of which contains an issue of reorganization of the Company, within 30 (thirty0 days prior to holding of the general meeting of shareholders.

The indicated information (materials) must be available to persons participating in the general meeting of shareholders during the meeting.

The procedure of familiarization of persons authorized to participate in the general meeting of shareholders with information (materials) on the issues of the agenda of the general meeting of shareholders and the list of information (materials) are determined by the resolution of the Board of Directors of the Company.

8.1.5. Information on commercial organizations of which the issuer holds not less than 5 per cent of authorized capital stock (share fund) or not less than 5 per cent of equities

Name: ***Joint stock company "Kuzbasshydroenergostroy", JSC "Kuzbasshydroenergostroy" (bankruptcy procedure – external management).***

Location: ***Russia, Kemerovo Oblast, Krapivinsky rayon***

Issuer's share in authorized capital stock of the legal entity: ***100 %***

Share of the legal entity in authorized capital stock of the issuer: ***none***

Babich Valeriy Petrovich, born in 1958,

Functions of the person: ***External manager***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

Personal composition of the Board of Directors:

1.Erofeev Alexander Koupriyanovich, born in 1959.

Functions of the person: ***Chairman of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
2. Kouleznev Yevgeniy Valerievich, born in 1961.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
3. Skorohodov Dmitriy Viktorovich, born in 1977.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
4. Kovalenko Andrei Igorevich, born in 19.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
5. Ugryumov Artyom Anatolievich, born in 1976
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Name: ***Joint stock company "Andreevskoye"***, JSC ***"" Andreevskoye (bankruptcy procedure - bankruptcy proceedings).***
Location: ***Russia, Kemerovo Oblast, Kemerovsky rayon, Andreevskiy.***
Issuer's share in authorized capital stock of legal entity: ***100 %***
Share of the legal entity in authorized capital stock of the issuer: ***none***
Functionaries:

Bakoulin Viktor Vasilievich, born in 1949,

Functions of the person: ***Bankruptcy manager***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the issuer owned by the person: ***none.***

Name: ***Limited liabilities company "Sbytenergo", "Sbytenergo" Ltd.***
Location: ***652417, Russia, Kemerovo oblast, Kemerovsky rayon, Metallploshadka, ul. Severnaya, 14.***
Issuer's share in authorized capital stock of legal entity: ***100 %***
Share of the legal entity in authorized capital stock of the issuer: ***none***
Functionaries:

Myasnikov Nikolai Yevgenievich, born in 1960.

Functions of the person: ***Individual executive body, Chairman of the Managing Board.***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the issuer owned by the person: ***none.***

Персональный состав совета директоров:
1. Erofeev Alexander Koupriyanovich, born in 1959.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
2. Petrov Leonid Prokhorovich, born in 1961
Functions of the person: ***Chairman of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

3. Kouleznev Yevgeniy Valerievich, born in 1961.

Functions of the person: ***Member of the Board of Directors***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

4. Ulanovsksys Yelena Nikolayevna, born in 19.

Functions of the person: ***Member of the Board of Directors***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

5. Shtykov Dmitriy Viktorovich, born in 19.

Functions of the person: ***Member of the Board of Directors***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

Personal composition of collegiate executive body (The Managing Board):

- ***Kourtsevich Viktor Petrovich, born in 1954, Director of branch office "Elektricheskiye seti (Electric power network)", Prokopievsk***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

- ***Ivanova Valentina Vasilievna, born in 1967, chief accountant of branch office "Elektricheskiye seti (Electric power network)"***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

- ***Yudinskikh Yevgeniy Sergeevich, born in 1974, Director of Power supply branch office "Elektricheskiye seti (electric power network) of Prokopievsk".***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

- ***Souchkova Tatiana Mikhailovna, born in 1579, chief economist of branch "Elektricheskiye seti (electric power network) of Prokopievsk".***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

Name: ***Limited liabilities company "Bill center of Kuzbassenergo", "Bill center of Kuzbassenergo" Ltd.***

Location: ***650620, Russia, Kemerovo, prospect Kouznetsky, 30***

Issuer's share in authorized capital stock of the legal entity: ***100 %***

Share of legal entity in authorized capital stock of the issuer: ***none.***

Yakovlev Vadim alekseevich, born in 1967.

Functions of the person: ***Individual executive body***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

In accordance with the Statute of the Company General meeting of Participants of the Company is the managing body of the Company, while management of the Company's current activity is carried out by an individual executive body of the Company - the General Director. The General Director of the Company is accountable to the General meeting of Participants of the Company.

Name: ***Joint stock company "Investment and production association "Vodocanal", JSC "IPA Vodocanal"***

Location: ***Kemerovo oblast, Prokopievsk, ul. Kirpichnaya, 3.***

Issuer's share in authorized capital stock of the legal entity: ***74.5 %***

Share of legal entity in authorized capital stock of the issuer: ***none.***

Functionaries:

Sheiko Yevgeniy Aleksandrovich, born in 1973.
Functions of the person: ***Individual executive body, member of the Board of Directors.***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Personal composition of the Board of Directors:
1. Erofeev Alexander Koupriyanovich, born in 1959.
Functions of the person: ***Chairman of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
2. Asadoulin Radik Aleksandrovich, born in 1963.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
3. Parkhomouk Olga Viktorovna, born in 1963.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
4. Nesvetailov Valisiy Fyodorovich, born in 1957.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Election of collegiate executive body of JSC "IPA "Vodocanal" is not stipulated by the Statute of the Company.

Name: ***Limited liabilities company "Supervolokno", "Supervolokno" Ltd. (bankruptcy procedure – bankruptcy proceedings).***
Location: ***Russia, Kemerovo, Stroigorodok***
Issuer's share in authorized capital stock of the legal entity: ***60 %***
Share of the legal entity in the issuer's authorized capital stock: ***none***
Functionaries:

Bakoulin Viktor Vasilievich, born in 1949,
Functions of the person: ***Bankruptcy manager***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Name: ***Joint stock company "Prokopievskenergo", JSC "Prokopievskenergo"***
Location: ***Kemerovo Oblast, Prokopievsk, ul. Energeticheskaya,14.***
Issuer's share in authorized capital stock of the legal entity: ***60 %***
Share of the legal entity in authorized capital stock of the issuer: ***none***
Functionaries:

Kernoz Alexander Yurievich, born in 1958.
Functions of the person: ***Individual executive body (acting as general director), Chairman of the Managing Board.***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Personal composition of the Board of Directors:
1. Erofeev Alexander Koupriyanovich, born in 1959.

Functions of the person: ***Chairman of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
2. Doubinskiy Yevgeniy Sergeevich, born in 1977.
Functions of the Person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
3. Nikolaev Dmitriy Nikolaevich, born in 1963.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
4. Kostyuk Mikhail Dmitrievich, born in 1952.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
5. Tchuiko Aleksandr Ivanovich, born in 1961.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Personal composition of collegiate executive body (The Managing Board):

- ***Ryabova Nadexhda Semyonovna, born in 1956, deputy general director for staff management and general issues***

Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

- ***Belsh Svetlana Aleksandrovna, born in 1953, deputy general director for economics and finance***

Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

- ***Pushkaryov Vladimir Leonidovich, born in 1950, deputy general director for production***

Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

- ***Vorotnyak Oleg Mikhailovich, born in 1966, deputy general director for legal issues.***

Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Name: ***Joint stock company "Engineering and analytical center "Kuzbasstechenergo", JSC " Engineering and analytical center "Kuzbasstechenergo"***
Location: 650099, ***Russia, Kemerovo, ul. Stantsionnaya, 17***
Issuer's share in authorized capital stock of the legal entity: ***100 %***
Share of legal entity in authorized capital stock of the issuer: ***none.***
Functionaries:

Yashinin Vladimir Borisovich, born in 1963.

Functions of the person: ***Individual executive body.***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
Personal composition of the Board of Directors:
1. Kinsburg Boris Abramovich, born in 1936.
Functions of the person: ***Chairman of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

2.Frolov Vitaliy Yevgenievich, born in 1976.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
3. Selivyorstova Tatiana Aleksandrovna, born in 1972.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
4. Kostyuk Mikhail Dmitrievich, born in 1952.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
5. Goncharov Igor Mikhailovich, born in 1968.
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Election of collegiate executive body of JSC "Engineering and analytical center "Kuzbasstechenergo" is not stipulated by the Statute of the Company.

Name: ***Joint stock company "Kuzbass energy and repair company", JSC "Kuzbass energy and repair company"***
Location: ***Russia, Kemerovo, prospect Kuznetskiy, 30***
Issuer's share in authorized capital stock of the legal entity: ***100 %***
Share of the legal entity in authorized capital stock of the issuer: ***none***
Functionaries:

Lermontov Yuriy Borisovich, born in 1967.

Функции данного лица: ***Единоличный исполнительный орган***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Personal composition of the Board of Directors:
1. Erofeev Alexander Koupriyanovich, born in 1959.
Functions of the person: ***Chairman of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
2. Shoukailov Mikhail Innokentievich, born in 1958.
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
3.Timofeev Dmitriy Innokentievich, born in 19.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
4. Parkhomouk Olga Viktorovna, born in 1963.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
5. Dubinskiy YevgeniySergeevich, born in 1977.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Election of collegiate executive body of JSC "Kuzbass energy and repair company" is not stipulated by the Statute of the Company.

Name: ***Joint stock company "Kuzbasssetremont", JSC "Kuzbasssetremont"***
Location: ***654079, Russia, Kemerovo Oblast, Novokuznetsk, ul. Nevskogo, 1.***
Issuer's share in authorized capital stock of the legal entity: ***100 %***
Share of the legal entity in authorized capital stock of the issuer: ***none***
Functionaries:

Yefanov Igor Gennadievich, born in 1962.

Functions of the person: ***Individual executive body.***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Personal composition of the Board of Directors:
1. Antonov Yuriy Vitalievich, born in 1962.
Functions of the person: Chairman of the Board of Directors
Share of person in authorized capital stock of the issuer: ***0,003 %.***
Share of equities of the Issuer owned by the person: ***0,003 %.***
2. Frolov Vitaliy Yevgenievich, born in 1976.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
3. Sorokin Igor Yurievich, born in 1974.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
4. Bychkov Mikhail Yurievich, born in 1978.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
5. Kostyuk Mikhail Dmitrievich, born in 19.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Election of collegiate executive body of JSC "Kuzbasssetremont" is not stipulated by the Statute of the Company.

Name: ***Closed joint stock company "Haulier of "Kuzbassenergo", closed JSC "Haulier of "Kuzbassenergo"***
Location: ***650006, Russia, Kemerovo, ul. Stantsionnaya, 4.***
Issuer's share in authorized capital stock of the legal entity: ***100 %***
Share of the legal entity in authorized capital stock of the issuer: ***none.***
Functionaries:

Troushkov Vyacheslav Leonidovich, born in 1969.

Functions of the person: ***Individual executive body, Chairman of the Managing Board.***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Personal composition of the Board of Directors:

1. Erofeev Aleksandr Koupriyznovich, born in 1959.

Functions of the person: ***Chairman of the Board of Directors***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

2. Ivanov Boris Ivanovich, born in 1960.

Functions of the person: ***Member of the Board of Directors***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

3. Goncharov Igor Mikhailovich, born in 1968.

Functions of the person: ***Member of the Board of Directors***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

4. Kravchenko Aleksei Mikhailovich, born in 1977.

Functions of the person: ***Member of the Board of Directors***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

5. Khalmeev Takhir Kayumovich, born in 1950.

Functions of the person: ***Member of the Board of Directors***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

Personal composition of collegiate executive body (the Managing Board):

- ***Zheloudko Anatoliy Maksimovich, born in 1950, 1st Deputy general director – CTO***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

- ***Ilyushnikov Anatoliy Kirillovich, born in 1948, deputy CTO for OTiPB***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

- ***Koudryashova Tatiana Anatolievna, born in 1952, deputy general director for economics and finance***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

- ***Maltseva Irina Nikolaevna, born in 1960, chief accountant***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

Name: ***Closed joint stock company Medical Unit "Health center "Energetic", Closed JSC MU "Health Center "Energetic"***

Location: ***650099, Russia, Kemerovo, ul. Kuzbasskaya, 37.***

Issuer's share in authorized capital stock of the legal entity: ***100 %***

Share of the legal entity in authorized capital stock of the issuer: ***none***

Functionaries:

Agafonova Tamara Nikolaevna, born in 1954.

Functions of the person: ***Individual executive body, Chairwoman of the Management Board.***

Share of person in authorized capital stock of the issuer: ***none***

Share of equities of the Issuer owned by the person: ***none.***

Personal composition of the Board of Directors:

1. Erofeev Alexander Koupriyanovich, born in 1959.

Functions of the person: ***Chairman of the Board of Directors***

Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
2. Yeliseeva Irina Eduardovna, born in 1978.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
3. Golofast Dmitriy Yakovlevich, born in 1965.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
4. Vasilyeva Yuliya Vladimirovna, born in 1979.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
5. Ugryumov Artyom Anatolyevich, born in 1976.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Personal composition of collegiate executive body (The Managing Board):

- ***Churekova Natalya Georgievna, born in 1950, deputy head doctor for medical practice***

Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

- ***Kozlova Olga Aguryanovna, born in 1963, deputy head doctor for economics***

Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

- ***Yelin Boris Petrovich, born in 1953, chief engineer***

Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

- ***Gorokhova Tatyana Lvovna, born in 1954, chief accountant***

Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Name: ***Joint stock company "Kuzbassenergoservice", JSC "Kuzbassenergoservice"***
Location: ***650099, Russia, Kemerovo, ul. N. Ostrovskogo, 12..***
Issuer's share in authorized capital stock of the legal entity: ***100 %***
Share of the legal entity in authorized capital stock of the issuer: ***none***
Functionaries:

Yurken Cladimir Abramovich, born in 1953.

Functions of the person: ***Individual executive body, Chairman of the Managing Board.***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Personal composition of the Board of Directors:
1. Erofeev Alexander Kouproyanovich, born in 1959
Funcions of the person: ***Chairman of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
2. Ivanov Boris Ivanovich, born in 1960.

Functions of the person: ***Member of the Board of directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
3. Rakitina Yuliya Vladimirovna, born in 19.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
4. Moskvin Aleksei Vasilievich, born in 1978.
Functions of the person: ***Member of the Board of Directors***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
5. Sorokin Igor Yuriyevich, born in 1974.
Functions of the person: ***Member of the Board of Directors.***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Personal composition of collegiate executive body (The Managing board):
- ***Morozov Andrei Arkadyevich, born in 1970, chief engineer***

Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
- ***Kosmachova Svetlana Fyodorovna, born in 1749, head of financial department***

Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
- ***Sovolev Yevgeniy Robertovich, born in 1968, General director's assistant for legal issues***

Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
- ***Kovalenko Anatoliy Antonovich, born in 1941, deputy general director for finance and economics.***

Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***

Name: ***Limited liabilities company "Yugo-Zapad",*** "Yugo-Zapad" ***Ltd.***
Location: ***Russia, Kemerovo, ul. Predzavodskaya, 10***
Issuer's share in authorized capital stock of the legal entity: ***7.69 %***
Share of the legal entity in authorized capital stock of the issuer: ***none***

Name: ***Closed Joint stock company "Bagran", closed JSC "Bagran"***
Location: ***Kemerovo, Pionerskiy Boulevard, 4 a***
Issuer's share in authorized capital stock of the legal entity: ***7.14 %***
Share of the legal entity in authorized capital stock of the issuer: ***доли не имеет***
Functionaries:
Kozhemyakin Aleksandr Ivanovich, born in 19.
Functions of the person: ***Individual executive body***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none.***
Name: ***Limited liabilities company "Magazine Fuel and Energy Complex and Resources of Kuzbass", "Magazine Fuel and Energy Complex and Resources of Kuzbass" Ltd.***
Location: ***650099, Kemerovo, Sovietskiy prospect., 63***
Issuer's share in authorized capital stock of the legal entity: ***6.7 %***
Share of the legal entity in authorized capital stock of the issuer: ***none***
Functionaries:

Mazikin Valentin Petrovich, born in 1945.
Functions of the person: ***Chief editor***
Share of person in authorized capital stock of the issuer: ***none***
Share of equities of the Issuer owned by the person: ***none***.

8.1.6. Information on important transactions carried out by the issuer

During the reported period no important bargains the amount of liabilities of each of which amounted 10 and more per cent of the balance cost of assets of JSC "Kuzbassenervo" were concluded.

8.1.7. Information on credit ratings of the issuer

For the past 5 accomplished fiscal years no credit ratings were given neither to the issuer, nor to its securities.

8.2. Information on each category (type) of shares of the issuer

Full name of category/type of shares: ***nominal undocumented equities***
Nominal value: ***one rouble.***
Number of shares in floatation: ***606163800 shares.***

In accordance with the Decree of ФКЦБ of Russia of June 24, 2003 #03-1210/r amalgamation of additional issues of emissive securities of Kuzbass joint stock company for energy and electrification was carried out, as a result of which:.

The following state registration numbers given to the issues of nominal undocumented equities of Kuzbass joint stock company for energy and electrification were cancelled:
39-1p-00734 of 25.07.1994;
39-1-00970 of 23.11.1995.
State registration number 1-01-00064-A of June 24, 2004 was given to the indicated issue of nominal undocumented equities of Kuzbass joint stock company for energy and electrification.

On July 2003 joining of additional issues in the register of owners of nominal securities of JSC "Kuzbassenergo" was carried out by the registrar – JSC "Central Moscow Depositary".
There are no declared shares.

Shareholders rights provided by equities (extract from the Statute of the Company):

- Each nominal equity of the Company provides the shareholder owing it equal measure of rights (article 6.2. of the Statute of the Company).

Shareholders – owners of nominal equities of the Company have a right to:

1) ***Participate in person or by means of a representative in General meetings of shareholders of the Company with a right to vote on all issues under their competence;***

2) ***Make suggestions for the agenda of the general meeting in the procedure stipulated by current legislation of the Russian Federation and the present Statute;;***
3) ***Receive information on the Company's activities and familiarize themselves with the documents of the Company in accordance with article 91 of the Federal law "On joint stock companies", by other legal acts and the present Statute;***
4) ***To receive dividends announced by the Company;***
5) ***Have a preemptive right as far as additional shares and emissive securities convertible into shares floated through public subscription are concerned in the amount proportional to the number of equities belonging to them;***
6) ***Receive part of the Company's property in case of its liquidation;***
7) ***Exercise other rights stipulated by the legislation of the Russian Federation and the present Statute.***

8.3. Information on preceding issuers of emissive securities of the issuer excluding shares of the issuer

There are only equities in floatation, no other emissive securities were issued by the issuer.

8.3.1. Information on issues all of the securities of which have been of paid off (cancelled)

There are only equities in circulation, no other emissive securities were issued by the issuer.

8.3.2. Information on issues of floating securities

There are only equities in circulation, no other emissive securities were issued by the issuer.

8.3.3. Information on issues of securities liabilities on which have not been carried out (default) by the issuer

There are only equities in circulation, no other emissive securities were issued by the issuer.

8.4. Information on person (persons) who provided security of issue bonds

Bonds were not issued or floated by the issuer.

8.5. Terms of provision on carrying out of liabilities on bonds of the issue
Bonds were not issued or floated by the issuer.

8.6. Information on organizations carrying out registration on rights of the issuer's emissive securities

Registrar:

Name: ***Joint stock company "Central Moscow Depositary"***
Location: ***105082, Moscow, ul. Bolshaya Pochtovaya, 34, stroyeniye 8***
Postal address: ***105082, Moscow, ul. Bolshaya Pochtovaya, 34, stroyeniye 8***
Tel.: ***(095) 221-13-33*** Fax: ***(095) 265-43-36***
E-mail address: ***mcdepo@dol.ru***
License:
License number: ***10-000-1-00255***
Date of issue: ***13.09.2002***
Valid until: ***not restricted***
License issuing body: ***Federal commission for equity market of Russia***

Date from which taking registration of nominal securities of the issuer is carried out by the registrar:
3.01.2002

8.7. Information on legislative acts regulating the issues of capital import and export, which may influence the payment of dividends, payment of interest and other payments to non-residents

RF Law of December 10th, 2003 # 73 FL "On currency regulation and currency control"(edition of 29.06.2004) is the mail legislative act regulating the issues of import and export of capital.

The tax code of the Russian Federation (part one of July 31, 1998 # 146-Fl and part two of August 05, 2000 # 117 - Fl).

Instruction of the Central Bank of the Russian Federation of December 28th, 2000 # 96-I (edition of 13.08.2003) "On special accounts of non-residents of type "C". The Instruction regulates the procedure of carrying out transactions by non-residents at special accounts of type "C" in currency of the Russian Federation and special accounts of type "C" at which securities are registered.

"The Instruction on concordance by the Ministry of Trade of Russia of expediency of carrying out investments outside Russia by legal entities and natural persons of RF" approved by the Decree of the Ministry of Trade of RF on July 9, 1999 # 318.
Besides that a whole group of Federal laws ratifies the Agreements on avoidance of double taxation between the Russian Federation and foreign countries. Nowadays the regiment of avoidance of double taxation is in effect in more than 50 countries. For example:

1. ***Federal law of July 17 2999 # 163-FZ "On ratification of Agreement between the Government of the Russian Federation and the Government of the Republic of Cyprus on avoidance of double taxation as regards to income taxes and capital tax".***
2. ***Federal law of February 8, 1998 # 18-FZ "On ratification of Convention between the Government of Russian Federation and the Government of the Republic of France on avoidance of double taxation and prevention of evasion of tax payment and breach of the tax law as regards to income and property taxes".***
3. ***Federal law of March 19 1997 # 65-FZ "On ratification of the convention between the Government of the Russian Federation and the Government of the United Kingdom of Great Britain and Northern Ireland on avoidance of double taxation and prevention of evasion of tax payment as regards to income taxes and property tax appreciation and Agreement between the Government of the Russian Federation and the Government of the United Kingdom of Great Britain and Northern Ireland of February 15 1994 concluded in form of exchange of notes on use of separate regulations***

of the Convention".

4. ***Federal law of February 26 1997 # 42-FZ "On ratification of Agreement between the Government of the Russian Federation and the Government of Canada on avoidance of double taxation and prevention of evasion of tax payment as regards to income and property taxes".***
5. ***Federal law of December 18 1996 # 158-FZ "On ratification of Agreement between the Russian Federation and Federative Republic of Germany on avoidance of double taxation as regards to income and property taxes".***
6. ***Agreement between the Russian Federation and the United States of America on avoidance of double taxation and prevention of evasion of tax payment as regards to income and capital taxes (Washington, June 17 1992).***
7. ***Convention between the Government of the USSR and the Government of Japan on avoidance of double tax payment as regards to income taxes (Tokyo, January 18, 1996).***
8. ***Federal law on 14.06.2002 # 69-FZ "On ratification of Agreement between the Government of the Russian Federation and the Government of the Republic of Tajikistan on avoidance of double tax payment and prevention of evasion of payment of income and capital taxes".***
9. ***Federal law of 28.05.2001 # 60-FZ "On ratification of Agreement between the Government of the Russian Federation and the Government of the Republic of Moldova on encouragement and mutual protection of capital investment".***

8.8. Description on the procedure of taxation of profits on floated and floating emissive securities of the issuer

Procedure of taxation of the issuer's securities income is regulated by the Tax Code of the Russian Federation.

Table 1. Taxation of incomes of legal entities on floated securities in the form of dividends in accordance with the legislation which was in effect in 2004.

№№	Category of securities owner	
	Legal entities – tax residents of RF	Foreign legal entities (non-residents) gaining income from sources located in RF
1.Name of income from floated securities	Dividends	
2.Name of tax on income from securities	Income tax	
3. Tax rate	6 %	15 %
4.Procedure and terms of tax payment	Tax on income in form of dividends are collected from the source of payment of these incomes and are transferred to federal budget by the fiscal agent, who carried out payment within 10 days from the date of payment of income (article 287 Chapter 25 of Tax Code of the Russian Federation (part two).	Amount of income deducted from the incomes of foreign organizations is transferred by the fiscal agent to federal budget simultaneously with payment of income or in currency of payment of income, or in currency of RF in accordance with the official course of CB of RF at the date of tax transfer (article 310 Chapter 25 of Tax Code of RF part two).

5. Peculiarities of taxation procedure for tits category of security owner	Total amount of tax from the amount of dividends is determined as product of rate, tax and difference between the sum of dividends subject to distribution between shareholders (participants) in current tax period reduced by the sum of dividends subject to payment by the fiscal agent in current reported (tax) period and the sum of dividends received by the fiscal agent in the current reported (tax) period and previous reported (tax) period in case these sums did not previously participate in calculation at determination of taxable income in form of dividends. In case the difference obtained is negative no liabilities on payment of tax arises and no remuneration from the budget takes place.	Avoidance of double taxation. For exemption from taxation or application of preference taxation procedure the tax payer (foreign organization) is to submit acknowledgement (f the date of payment of income) of the fact that he is resident of the state which the Russian Federation has international agreement regulating taxation issues to the fiscal agent who pays income. Such acknowledgement is no be authenticated by relevant authority of the foreign state. In case no acknowledgement is submitted before the date of income payment the fiscal agent is to deduct tax on income of the foreign organization. In accordance with paragraph 2 of article 312 of the Tax Code of RF (part two) the foreign recipient of income has a right of reimbursement of the previously deducted tax on income paid earlier within 3 years from the moment of termination of taxation period during which the income was paid, on the assumption of submission of the corresponding documents (list provided in article 312 of Tax Code of RF (part two) to the taxation body at the place of registration of the fiscal agent. The reimbursement of previously deducted or paid tax is carried out within a month from the date of submission of application and the abovementioned documents.
6. Legislative and standard acts regulating taxation procedure of indicated income.	Chapter 25 "Tax on income of organizations" of the Tax Code of RF (part two).	

Table 2. Taxation of income of natural persons on floated securities in form of dividends in accordance with legislation which was in effect in 2004.

№№	Category of securities owner	
	Legal entities – tax residents of RF	Natural persons gaining income from sources located in RF who are not tax residents of RF.
1.Name of income from floated securities	Dividends	
2.Name of tax on income from securities	Tax on income of natural persons	
3. Tax rate	6 %	30 %
4.Procedure and terms of tax payment	The responsibility to deduct the sum of tax from the income of taxpayer and to pay it to the corresponding budget is laid at the Russian organization being a source of income of the taxpayer in form of dividends (fiscal agent). The charged sum of tax is deducted from the taxpayer's income at factual payment of dividends. Fiscal agents must transfer the sums of computed and deducted tax not later than the date of factual receipt of cash assets for tax payment in the bank and the date of transfer of income from the accounts of fiscal agents in the bank to the accounts of taxpayer or on behalf on him to the accounts of third persons in banks (article 226 Chapter 23"Tax on income of natural persons" Tax Code of RF (part two).	
5. Peculiarities of taxation procedure for tits category of security owner	Total amount of tax from the amount of dividends is determined as product of rate, tax and difference between the sum of dividends subject to distribution between shareholders (participants) in current tax period reduced by the sum of dividends subject to payment by the fiscal agent in current reported (tax) period and the sum of dividends received by the fiscal agent in the current reported (tax) period and previous reported (tax) period in case these sums did not previously participate in calculation at determination of taxable income in form of dividends. In case the difference obtained is negative no liabilities on payment of tax arises and no remuneration from the budget takes place (article 275 of Tax Code of RF (part two).	Avoidance of double taxation. For exemption from taxation, receipt of tax deductions or other tax benefits the taxpayer is to submit to the bodies of the Ministry of Tax and Fees of the Russian Federation official acknowledgement of the fact that he is resident of the state with which the Russian Federation concluded agreement on avoidance of double taxation which is in effect during the corresponding taxation period (or its part). Such acknowledgement may be submitted before the tax payment of within one year after termination of the taxation period at the outcomes of which the taxpayer claims exemption from taxation, tax deductions and benefits (article 232 Chapter 23 of Tax Code of RF (part two).
6. Legislative and standard acts regulating taxation procedure of indicated income.	Chapter 23 "Tax on income of natural persons" of the Tax Code of RF (part two) article 275 of Tax Code of RF.	

Table 3. Taxation of legal entities of income obtained from selling floated securities and interest rates on bonds of the issuer in accordance with legislation which was in effect in 2004.

№№	Category of securities owner	
	Legal entities – tax residents of RF	Foreign legal entities (no-residents) collecting revenues from sources located in the territory of the Russian Federation
1.Name of income from floated securities	Incomes from transactions of selling securities and interest rates of the issuer's bonds	Profits from selling shares of Russian organizations more than 50 % of assets of which consists of immovables located on the territory of the Russian Federation and interest rates on the issuer's bonds
2.Name of tax on income from securities	Income tax	
3. Tax rate	24 %, 5 % of which is entered in federal budget; 17 % - in budgets of subjects of the Russian Federation, 2 % - in local budgets. Legislative acts of the subjects of RF are authorized to reduce by as much as 13 % the tax rate for certain categories of taxpayers as far as amounts of taxes put in budgets of subjects of RF.	20 %
4.Procedure and terms of tax payment	Tax subject to payment on the expiry of the taxation period is paid not later than the date stipulated by article 289 of tax Code of RF for submission of taxation declarations for the corresponding taxation period. Advance payments at the outcomes of the reported period are paid not later than the date set for submission of taxation declarations for the corresponding reported period. Monthly advance payments are paid not later than the 28th day of every month of the current reported period. Taxpayers calculating their monthly advance payments by factually obtained income pay advance payments not later than the 28th day of the month following the month at the outcomes of which the calculation of tax is carried out. At the outcomes of the reported (tax) period amounts of monthly advance payments paid within the reported (tax) period are taken into account at payment of advance payments at the outcomes of the reported period. Advance payments at the outcomes of the reported period are taken into account against payment of tax at the outcomes of the taxation period.	Russian organization or foreign organization carrying out activity in the Russian Federation through permanent representation (fiscal agents) paying income to the foreign organization deduct the amount of tax from the income of that foreign organization at every payment (transfer) of monetary funds or at receipt of income by the foreign organization. Fiscal agent is obliged to transfer the corresponding sum of tax within three days after the day of payment (transfer) of monetary funds to the foreign organization or other receipt of income by the foreign organization.
5. Peculiarities of taxation procedure for tits category of security owner		At submission of acknowledgement of the fact that the foreign organization has permanent location in the state which has international agreement with the Russian Federation regulating taxation issues as far as income for which preferred treatment of taxation in RF is stipulated, to the fiscal agent before the date of payment of income exemption of taxes from the source of payment or exemption of tax at reduced rates is carried out.
6. Legislative and standard acts regulating taxation procedure of indicated income.	Chapter 25 of the Tax Code of the Russian Federation "Tax on income of organizations"	

Table 4. Taxation of income of natural persons from selling of floated securities and interest rates on bonds of the issuer in accordance with legislation which was in effect in 2004.

№№	Category of securities owner	
	Natural persons – tax residents of RF	Natural persons gaining income from sources located in the Russian Federation which are not tax residents of RF.
1.Name of income from floated securities	The following are considered incomes from sources in RF: - Interest obtained from Russian organization and interest obtained from Russian individual entrepreneurs and (or) foreign organization as a result of activity of its permanent representation office in RF; - Income gained from selling shares or other securities and market hares in authorized capital stocks of organization in RF..	
2.Name of tax on income from securities	Tax on income of natural persons	

3. Tax rate	13 %	30 %
4.Procedure and terms of tax payment	Calculation and payment of the amount of tax are carried out by fiscal agent at termination of the taxation period (calendar year) or at carrying out payment of monetary funds of the taxpayer before the termination of recurrent taxation period. At payment of monetary funds before termination of recurrent taxation period the tax is paid based on the share of income corresponding to the factual amount of monetary funds paid.	
5. Peculiarities of taxation procedure for tits category of security owner	At lack of documentary acknowledgement of expenses the natural person is authorized to use deduction of property tax in the amount obtained at selling securities but not exceeding 125000 RUR. At selling securities owned by the taxpayer for three or more years the property tax deduction is provided in the amount obtained by the taxpayer after selling securities. At selling property which is common share ownership or common joint ownership the corresponding amount of property tax deduction is distributed amount the co-owners of that property proportionally to their share or in accord between the co-owners.	Avoidance of double taxation. For exemption from taxation, receipt of tax deductions or other tax benefits the taxpayer is to submit to the bodies of the Ministry of Tax and Fees of the Russian Federation official acknowledgement of the fact that he is resident of the state with which the Russian Federation concluded agreement on avoidance of double taxation which is in effect during the corresponding taxation period (or its part). Such acknowledgement may be submitted before the tax payment of within one year after termination of the taxation period at the outcomes of which the taxpayer claims exemption from taxation, tax deductions and benefits.
6. Legislative and standard acts regulating taxation procedure of indicated income.	Chapter 23 of Tax Code of RF "Tax on income of natural persons".	

8.9. Information on announced (accrual) and on paid dividends on issuer's shares and on issuer's bond profits

For the past 5 accomplished fiscal years JSC "Kuzbassenergo" paid dividends for equities only at the outcomes of year 2000. The decision on payment of dividends was made at annual general meeting of shareholders on June 8th, 2001 (Minutes # 8 of 08.06.2001). Dividends were imposed in the amount of 0,071 RUR for one equity of the Company in money form until 07.09.2001. The total amount of dividends: 43037 thousands RUR as of 31.12.2004, total of dividends paid: 42929 thousands RUR, including by years:
2001 - 35189 thousands RUR;
2002 – 7675 thousands RUR;
2003 - 65 thousands RUR.

The remainder of dividends not paid – 108 thousands RUR, including:
Dead -37 thousands RUR (inheritance rights are not made official by the legatee);
Legal entities – 71 thousands RUR (dividends imposed to legal entities, were transferred to settlement accounts indicated in the list of persons having rights to receive dividends as of April 23, 2001, provided to registrars – JSC "Specialized registrar "Primula"at the order of JSC "Kuzbassenergo"). In connection with the fact that not all the persons registered in the register of shareholders of the company informed the holder of the register of shareholders of the company on change of their file data return of dividends to the settlement account of JSC "Kuzbassenergo" took place. According to making changes and submission of banking properties, the company transfers dividends to legal entities imposed at the outcomes of year 2000.
At the outcomes of year 2001 the annual general meeting of shareholders of JSC "Kuzbassenergo" decided : "Not to pay dividends on equities of the Company at the outcomes of year 2001" (minutes # 10 of 21.06.2002). In accordance with the existing financial result at the outcome of 2001 in the amount of 2977 thousands RUR the Board of Directors of JSC "Kuzbassenergo" recommended to the annual general meeting of shareholders to decide not to pay dividends on equities of the Company, to forward the redistributed profit in the amount of 2977 thousands RUR to the Surplus fund.

At the outcomes of year 2002 the annual general meeting of shareholders of JSC "Kuzbassenergo" decided: "Not to pay dividends on equities of the Company at the outcomes of year 2002" (minutes # 11 of 02.06.2003). At the outcomes of year 2002 the balance loss in the amount of 531606 thousands RUR was born. In accordance with that the Board of Directors at its meeting on April 16th, 2003 recommended the general meeting of shareholders not to pay dividends at the outcomes of year 2002 on equities of the Company.
At the outcomes of year 2003 the annual general meeting of shareholders of JSC "Kuzbassenergo" decided: "Not to pay dividends on equities of the Company at the outcomes of year 2003" (minutes # 12 of June 24th, 2004).

At the outcomes of 1998, 1999 dividends were not paid in connection with bankruptcy procedure – external management which was in effect.
JSC "Kuzbassenergo" did not carry out emission of bonds.

8.10. Other information

There is no other information on the issuer or on its securities.

Annex C

2.19

February 1, 2005

"ABOUT THE ISSUER'S SECURITIES INCLUSION INTO THE LIST OF PAPERS, PERMITTED TO THE BIDDING AT THE EQUITY MARKET BY THE MARKET OFFICIAL AND THE SECURITIES EXCLUSION FROM THE LIST"

1. Full trade name of the issuer (for nonprofit institution - name) with the indication of the legal-organizational form: ***Kuzbass joint stock company of power engineering and electrification.***
2. The issuer's location: ***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.***
3. The issuer's TIN: ***4200000333.***
4. The issuer's unique code, assigned by registering agency: ***00064-A.***
5. The issuer's internet address for the releasing of the information about the facts that can influence the issuer's security prices: ***http://www.kuzbassenergo.ru/***
6. Full trade name of the market official at the equity market: ***Closed Joint-stock company "Stock exchange Moscow interbank currency exchange" (CJSC "Stock exchange MICE")***
7. Type, category, pattern of the securities, included into the list of papers, permitted to the bidding at the equity market by the market official: common nominal no documentary shares (individual state registration number of the issue 1-01-00064-A).
8. The quoted list name of the securities: common nominal no documentary shares of JSC "Kuzbassenergo" are included into the list of CJSC "Stock exchange MICE" securities out of payroll.
9. The grounds for the security pass to the market: The security registration by the Federal service of the financial markets, where the securities are permitted to the bidding at CJSC "Stock exchange MICE" (The changes № 1 in the security list, permitted to the bidding at CJSC "Stock exchange MICE", are endorsed by CJSC "Stock exchange MICE" Board on December 21, 2004 (Record № 6)(In accordance with CJSC "Stock exchange MICE" letter of December 12, 2004 № 108-3/1000).

February 1, 2005

"ABOUT THE CHANGES IN THE STUFF OF THE ISSUER'S SHAREHOLDERS, OWNING NOT LESS THAN 5 % OF THE ISSUER'S COMMON SHARES"

1. Full trade name of the issuer (for nonprofit institution - name) with the indication of the legal-organizational form: ***Kuzbass joint stock company of power engineering and electrification.***
2. The issuer's location: ***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.***
3. The issuer's TIN: ***4200000333.***
4. The issuer's unique code, assigned by registering agency***: 00064-A.***
5. The substantial fact code: ***1000064A24062004.***
6. The issuer's internet address for the releasing of the information about the facts that can influence the issuer's security prices***: http://www.kuzbassenergo.ru/***
7. Full trade name of profit organization that bought the issuer's common shares: JSC "Siberian Coal and Energy Enterprise".
8. The issuer's common share fracture of the indicated person before the changes: 0 %.
9. The issuer's common share fracture of the indicated person after the changes: 36, 58 %.
10. The date, when the issuer learnt about the changes in the issuer's common share fracture of the indicated person: January 24, 2005.

July 5, 2005

"THE INFORMATION ABOUT THE GENERAL MEETING DECISIONS"

1. General information	
1. Full trade name of the issuer (for nonprofit institution - name)	Kuzbass joint stock company of power engineering and electrification.
• Abbreviated trade name of the issuer	JSC "Kuzbassenergo"
• The issuer's location	30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia
• BSRN of the issuer	1024200678260
• The issuer's TIN	4200000333
• The issuer's unique code, assigned by registering agency	00064-A
• The issuer's internet address for the releasing of the information	http://www.kuzbassenergo.ru/inf/facts
• The name of the periodical press, used by the issuer for the releasing of the information	The "Rossijskaya gazeta", regional newspaper the "Kuzbass", "The Supplement to Vestnik of Russia FKTSB"

1.9. The substantial fact (facts) code (codes)	1000064A04072005

2. The subject matter

2.1. The type of the general meeting (annual, special). Annual.
2.2. The form of the general meeting holding. Session.
2.3. The date and the place of the general meeting holding. Novokemerovskaya TETs, Predzavodskoj village, Kemerovo.
2.4. The general meeting quorum. 92,4751 %.
2.5. Voting questions and the results:

1. The endorsement of the annual report, the annual accounting, including the report of the Company profits and losses, and allocation of the Company profits (dividend payment) and losses for 2004.

Voting results: "FOR" - 560 527 987 votes, "AGAINST" - 0 votes, 'ABSTAINED' - 22 400 votes, the number of votes in the INVALID VOTING PAPERS - 0.

2. The election of the Company Board members.

"FOR", the number of votes for every candidate (the quantity of votes for the cumulative voting):

1. Mazikin Valentin Petrovich - 580 177 372;
2. Bolshakov Andrey Nikolaevich - 579 663 672;
3. Shumilov Alexander Alexandrovich - 579 663 671;
4. Kozhura Ruslan Vyacheslavovich - 579 663 671;
5. Eliseeva Irina Eduardovna - 579 663 671;
6. Vagner Andrey Alexandrovich - 544 537 034;
7. Platonov Vladimir Yurjevich - 544 537 034;
8. Grekhov Andrey Nikolaevich - 544 537 033;
9. Bychkov Michail Yurjevich - 544 537 033;
10. Evseenkova Elena Vladimirovna - 544 537 033;
11. Shulin Maxim Igorevich - 544 537 033;
12. Baskakov Vladimir Petrovich - 0;
13. Gorchakov Sergey Borisovich - 0;
14. Kolokolcev Alexander Alexandorovich - 0;
15. Kostyuk Michail Dmitrievich - 0;
16. Kuimov Sergey Vladimirovich - 0;

17. Malyshev Yurij Semenovich - 0;
18. Novikov Nikita Victorovich - 0;
19. Novikov Nikolaj Valentinovich - 0;
20. Parkhomuk Olga Victorovna - 0;
21. Sorokin Igor Yurjevich - 0;
22. Tschelkunov Vladilen Leonidovich - 0.
"AGAINST" of all the candidates - 0.
"ABSTAINED" - 0.
The number of votes in the INVALID VOTING PAPERS - 0.

3. The election of the Company Auditing commission members.

Voting results:
1. Rudnev Dmitrey Andreevich
"FOR" - 297 044 500 votes, "AGAINST" - 0 votes, "ABSTAINED" - 263 483 487 votes, "INVALID" - 22 400 VOTES.
2. Laritskaya Tatjyana Dmitrievna
"FOR" -297 044 500 votes, "AGAINST" - 0 votes, "ABSTAINED" - 263 483 487 votes, "INVALID" - 22 400 VOTES.
3. Blagovetschenskaya Larisa Valentinovna
"FOR" -297 044 500 votes, "AGAINST" - 100 votes, "ABSTAINED" - 263 483 487 votes, "INVALID" - 22 400 VOTES.
4. Dolgopol Olga Semenovna
"FOR" -297 034 500 votes, "AGAINST" - 10 000 votes, "ABSTAINED" - 263 483 487 votes, "INVALID" - 22 400 VOTES.
5. Smirnova Elena Evgenjevna
"FOR" -297 034 500 votes, "AGAINST" - 10 000 votes, "ABSTAINED" - 263 483 487 votes, "INVALID" - 22 400 VOTES.
6. Tepikin Valerij Kimovich
"FOR" -263 493 587 votes, "AGAINST" - 0 votes, "ABSTAINED" - 297 034 400 votes, "INVALID" - 22 400 VOTES.

4. The Company Auditor nomination.

Voting results:
"FOR" - 560 550 387 votes, "AGAINST" - 0 votes, "ABSTAINED" - 0 votes.
The number of votes in the INVALID VOTING PAPERS - 0.

5. The changes in the Company Article.

"FOR" - 297 052 700 votes (52,9930 %), "AGAINST" - 263 497 687 votes, "ABSTAINED" - 0 votes.
The number of votes in the INVALID VOTING PAPERS - 0.

6. The endorsement of the changes in the nonpublic documents, controlling the agency work of the Company.

"FOR" - 560 550 387 votes, "AGAINST" - 0 votes, "ABSTAINED" - 0 votes.
The number of votes in the INVALID VOTING PAPERS - 0.
2.6. The wording of the decisions, made by the general meeting:
Concerning question № 1:
1. To endorse The Company Annual report for 2004, the Company accounting for 2004, the Company report of profits and losses for 2004.
2. To endorse the following allocation of the Company profits (losses) for 2003:

Net profit (loss) of the reporting period: - RUR 390 580 thousands allocate for:
Reserve – RUR 0 thousands.
Accumulation fund – RUR 0 thousands.
Dividends - 0.
Payment of the previous years losses - 0.

3. Not to pay out dividends in the Company common stock for 2004.

Concerning question № 2:
To elect the following Company Board:
1. Mazikin Valentin Petrovich;
2. Bolshakov Andrey Nikolaevich;
3. Shumilov Alexander Alexandrovich;
4. Kozhura Ruslan Vyacheslavovich;
5. Eliseeva Irina Eduardovna;
6. Vagner Andrey Alexandrovich;
7. Platonov Vladimir Yurjevich;
8. Grekhov Andrey Nikolaevich;
9. Bychkov Michail Yurjevich;
10. Evseenkova Elena Vladimirovna;
11. Shulin Maxim Igorevich;

Concerning question № 3:
To elect the following Company Auditing Commission:
1. Rudnev Dmitrey Andreevich;
2. Laritskaya Tatjyana Dmitrievna;
3. Blagovetschenskaya Larisa Valentinovna;
4. Dolgopol Olga Semenovna;
5. Smirnova Elena Evgenjevna

Concerning question № 4:

To endorse CJSC "Price Water House Kuper Audit" as the Company auditor, license № E 000376 since May 20, 2002.
Concerning question № 5:
The changes of the Company Article are not taken.
Concerning question № 6:
In the first indention of 6.8. paragraph the words "10 (ten) working days" – "11 (eleven) working days";
To state the second indention of 6.8. paragraph in the following wording:
"Simultaneously with the notification of the Board meeting holding the Board members send the materials (information) concerning the meeting agenda, which include:
- the Board drafts and explanatory notes concerning the questions, on the Board agenda;
- the drafts to be endorsed by the Board;
- the minutes of meeting of the authority and the other specially formed Company committees of preliminary procedures (in the presence of the questions);
- the materials proving draft and explanatory note information;
- the other information concerning the questions of the Board meeting agenda".
In the paragraph 9.2 the words "during 10 (ten) days" are to be changed into "during 11 (eleven) working days".

June 6, 2005

"ABOUT THE CHANGES IN THE STUFF OF THE ISSUER'S SHAREHOLDERS, OWNING NOT LESS THAN 5 % OF THE ISSUER'S COMMON SHARES"

1. General information
1.1. Full trade name of the issuer (for nonprofit institution - name) with the indication of the legal-organizational form: Kuzbass joint stock company of power engineering and electrification.
1.2. Abbreviated trade name of the issuer: JSC "Kuzbassenergo".
1.3. The issuer's location: 30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. BSRN of the issuer: 1024200678260.
1.5. The issuer's TIN: 4200000333.
1.6. The issuer's unique code, assigned by registering agency: 00064-A.
1.7. The issuer's internet address for the releasing of the information: http://www.kuzbassenergo.ru/
1.8. The name of the periodical press, used by the issuer for the releasing of the information: regional newspaper the "Kuzbass"

2. The subject matter
2.1. Full trade name of the shareholder: JSC "Central Moscow Depositary".
2.2. The issuer's common share fraction, belonging to the mentioned person, before the changes: 49,00 %.
2.3. The issuer's common share fraction, belonging to the mentioned person, after the changes: 0 %.
2.4. The date, when the issuer learnt about the changes of the issuer's common share fraction, belonging to the mentioned person: 01.06.2005 г.

June 6, 2005

"THE INFORMATION ABOUT FORTHCOMING IN THE ISSUER'S REGISTER OF A PERSON OWNING MORE THAN 25 % OF THE ISSUER'S EMISSIVE SECURITIES"

1. General information
1.1. Full trade name of the issuer (for nonprofit institution - name) with the indication of the legal-organizational form: Kuzbass joint stock company of power engineering and electrification.
1.2. Abbreviated trade name of the issuer: JSC "Kuzbassenergo".
1.3. The issuer's location: 30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
1.4. BSRN of the issuer: 1024200678260.
1.5. The issuer's TIN: 4200000333.
1.6. The issuer's unique code, assigned by registering agency: 00064-A.
1.7. The issuer's internet address for the releasing of the information: http://www.kuzbassenergo.ru/
1.8. The name of the periodical press, used by the issuer for the releasing of the information: the regional newspaper the "Kuzbass", "The Supplement to Vestnik of Russia FKTSB".
1.9 The substantial fact code: 0700064A01062005.

2. The subject matter
2.1. Type, category, series and the other identification characteristics of the securities: common nominal no documentary shares.
2.2. Surname, name and middle name of the natural person or full and abbreviated trade names (for non-profit organizations - names), location and address for postings of a legal person, registered in the system of issuer's shareholders register taking, and if this person is a nominal shareholder – there should be an indication of this fact: LLC "Depository and corporate technologies"; location: 17 Ramenki, building 1, Moscow, 1119607; postal address: 2nd Khoroshevsky st., 9, building 2, Moscow, 123007; nominal shareholder.
2.3. The fraction of the securities, registered for a person in the system of issuer's shareholders register taking: 49,00 %.
2.4. The date of the personal account record, registered in the system of issuer's shareholders register taking: May 25, 2005.

1. General information	
2. Full trade name of the issuer (for nonprofit institution - name)	Kuzbass joint stock company of power engineering and electrification.
• Abbreviated trade name of the issuer	JSC "Kuzbassenergo"
• The issuer's location	30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia
• BSRN of the issuer	1024200678260
• The issuer's TIN	4200000333
• The issuer's unique code, assigned by registering agency	00064-A
• The issuer's internet address for the releasing of the information	http://www.kuzbassenergo.ru/inf/facts
• The name of the periodical press, used by the issuer for the releasing of the information	The "Rossijskaya gazeta", regional newspaper the "Kuzbass", "The Supplement to Vestnik of Russia FKTSB"

July 7, 2005

"ABOUT THE DISSOLUTION OF THE ECONOMICAL COMPANY, ASSOCIATED TO THE JOINT-STOCK COMPANY"

1. General information	
1. Full trade name of the issuer (for nonprofit institution - name)	Kuzbass joint stock company of power engineering and electrification
• Abbreviated trade name of the issuer	JSC "Kuzbassenergo"
• The issuer's location	30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia
• BSRN of the issuer	1024200678260
• The issuer's TIN	4200000333
• The issuer's unique code, assigned by registering agency	00064-A
• The issuer's internet address for the releasing of the information	http://www.kuzbassenergo.ru/inf/facts
• The name of the periodical press, used by the issuer for the releasing of the information	regional newspaper the "Kuzbass"

2. The subject matter

2.1. Full trade name of the associated company: Joint-stock company "Andreevskoe".
2.2. The joint-stock company market share in the associated company assessed capital: 100 %.
2.3. The associated company common share fraction, belonging to the joint-stock company: 100 %.
2.4. The grounds for the associated company dissolution: the decision of the Kemerovo region arbitration tribunal.

July 7, 2005

"THE INFORMATION ABOUT FORTHCOMING IN THE ISSUER'S REGISTER OF A PERSON OWNING MORE THAN 25 % OF THE ISSUER'S EMISSIVE SECURITIES"

1. General information	
1. Full trade name of the issuer (for nonprofit institution - name)	Kuzbass joint stock company of power engineering and electrification
• Abbreviated trade name of the issuer	JSC "Kuzbassenergo"
• The issuer's location	30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia
• BSRN of the issuer	1024200678260
• The issuer's TIN	4200000333
• The issuer's unique code, assigned by registering agency	00064-A
• The issuer's internet address for the releasing of the information	http://www.kuzbassenergo.ru/inf/facts
• The name of the periodical press, used by the issuer for the releasing of the information	Regional newspaper the "Kuzbass", "The Supplement to Vestnik of Russia FKTSB"
1.9. The substantial fact (facts) code (codes)	0700064A24062005

2. The subject matter

2.1. Type, category, series and the other identification characteristics of the securities: common nominal no documentary shares.
2.2. Full and abbreviated names (for nonprofit institution - name): Joint-stock company "Raiffaizenbank Austria", JSC "Raiffaizenbank Austria";
2.3. Location: Troitskaya st. 17, building 1, Moscow, 129090, Russian Federation; address for postings of a legal person, registered in the system of issuer's shareholders register taking: Troitskaya st. 17, building 1, Moscow, 129090, Russian Federation.
Nominal shareholder.
2.3. The fraction of the securities, registered for a person in the system of issuer's shareholders register taking: 43,02 %.
2.4. The date of the personal account record, registered in the system of issuer's shareholders register taking: June 24, 2005.

July 7, 2005

"ABOUT THE CHANGES IN THE STUFF OF THE ISSUER'S SHAREHOLDERS, OWNING NOT LESS THAN 5 % OF THE ISSUER'S COMMON SHARES"

1. General information	
1. Full trade name of the issuer (for nonprofit institution - name)	Kuzbass joint stock company of power engineering and electrification.
• Abbreviated trade name of the issuer	JSC "Kuzbassenergo"
• The issuer's location	30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia
• BSRN of the issuer	1024200678260
• The issuer's TIN	4200000333
• The issuer's unique code, assigned by registering agency	00064-A
• The issuer's internet address for the releasing of the information	http://www.kuzbassenergo.ru/inf/facts
• The name of the periodical press, used by the issuer for the releasing of the information	Regional newspaper the "Kuzbass"
2. The subject matter	
2.1. Full trade name of the shareholder: Joint-stock company "Depositary and clearing company" 2.2. The issuer's common share fraction, belonging to the mentioned person, before the changes: 44,97%. 2.3. The issuer's common share fraction, belonging to the mentioned person, after the changes: 1,97 %. 2.4. The date, when the issuer learnt about the changes of the issuer's common share fraction, belonging to the mentioned person: 06.07.2005 r.	

May 11, 2005 г

THE INFORMATION ABOUT THE SUBSTANTIAL FACT "THE MATERIAL ABOUT THE DATES OF THE ISSUER'S REGISTER CLOSING"

1. Full trade name of the issuer (for nonprofit institution - name) with the indication of the legal-organizational form: ***Kuzbass joint stock company of power engineering and electrification.***
2. The issuer's location: ***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.***
3. The issuer's TIN: ***4200000333.***
4. The issuer's unique code, assigned by registering agency***: 00064-A.***
5. The substantial fact code: ***0800064A06052005.***
6. The issuer's internet address for the releasing of the information about the substantial facts***: http://www.kuzbassenergo.ru/inf/facts***

The name of the periodical press, used by the issuer for the releasing of the information about the substantial facts: ***the "Kuzbass" newspaper, "The Supplement to Vestnik of Russia FKTSB"***

7. The type, category and the other identification characteristics of the registered securities: common nominal no documentary shares, registration number 1-01-00064-A.
8. The aim of making the registered securities owners list: the holding of the Annual General Shareholders Meeting of JSC "Kuzbassenergo".
9. The date of making the list of the registered securities owners: May 13, 2005.
10. The date and the number of the minutes of the issuer's Board meeting, when there was made a decision about making the list of the issuer's registered securities owners: May 6, 2005 № 16/10.

May 11, 2005

The information about JSC "Kuzbassenergo" Board decisions: about the convening of the issuer's Annual General Shareholders meeting, including the agenda endorsement of the issuer's general shareholders meeting.

1. Full trade name of the issuer with the indication of the legal-organizational form: ***Kuzbass joint stock company of power engineering and electrification.***
2. The issuer's location: ***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.***
3. The issuer's TIN: ***4200000333.***
4. The issuer's unique code, assigned by registering agency***: 00064-A.***

The issuer's internet address for the releasing of the information about the facts that can influence the issuer's security prices***: http://www.kuzbassenergo.ru/inf/facts***

5. The date of the issuer's Board meeting holding: May 6, 2005.
6. The date and the number of the minutes of the issuer's Board meeting: May 6, 2005 № 16/10.
7. The subject matter:
    1. To convene the Annual General meeting in the form of session (joint stay).
    2. To fix a date of the Company Annual General shareholders meeting holding - June 27, 2005.
    3. To set the time of the Company Annual General shareholders meeting holding - 1.00 p.m. (local time).
    4. To determine the place of the Company Annual General shareholders meeting holding - Novokemerovskaya TETs, Predzavodskoj village, Kemerovo.
    5. To set the time of the registration beginning of the persons, taking part in the Annual General shareholders meeting - 11.30 a.m. (local time).
    6. To endorse the following agenda of the Annual General shareholders meeting:
        1. On the endorsement of the annual report, annual accounting, the report of the Company profits and losses, allocation of profits (including dividend payment) and losses of the Company for 2004;
        2. On the Election of the Company Board members;
        3. On the Election of the Company Auditing Commission; Об утверждении аудитора Общества;
        4. On the changes in the Company Article;
        5. On the changes in the Regulations "On the calling and holding procedures of the Company Board meetings".

Annex C

2.20

FORM №1

Report of General Director on procurement activity of the Company for the 12 month of the year 2005 (by the trends of activity)

Activity type	Purchase quantity, pieces		Scheduled cost, RUR thousands	Initial cost on made purchases, thousands RUR	Final cost of the best lots, RUR thousands	Expenses, RUR thousands except VAT		% of initial cost of purchases under expenses plan	% of a plan of purchases against the plan of expenses	% of the initial cost and expenses fact
	plan	fact				plan	fact			
1	2	3	4	5	6	7	8	9	10	11
Total over the Company	**981**	**1180**	**7 871 095**	**8 520 684**	**8 637 908**	**10 980 420**	**11 805 861**	**77,6**	**71,7**	**72,2**
1.Energy repair	**563**	**612**	**1 549 186**	**1 621 804**	**1 493 121**	**1 541 271**	**1 540 634**	**105,2**	**100,5**	**105,3**
1.1. MTR	231	247	452 591	490 802	419 407					
1.2. services	332	365	1 096 595	1 131 002	1 073 713					
1.3. unrestricted purchases										
2. TP&R	**187**	**277**	**402 401**	**678 154**	**661 034**	**527 929**	**664 375**	**128,5**	**76,2**	**102,1**
2.1. MLR	102	145	252 576	313 965	304 880					
2.2. services	85	132	149 824	364 189	356 155					
2.3. unrestricted purchases										
3. Capital construction	**46**	**85**	**493 621**	**392 342**	**350 209**	**946 300**	**1 236 095**	**41,5**	**52,2**	**31,7**
3.1. MLR	35	68	445 018	244 021	216 030					
3.2. services	11	17	48 603	148 321	134 179					
3.3. unrestricted purchases *										

4. Operating costs	**177**	**199**	**420 838**	**541 509**	**440 931**	**544 266**	**513 084**	**99,5**	**77,3**	**105,5**
4.1. MTR	177	199	420 838	541 509	440 931					
4.2. services										
4.3. unrestricted purchases										
5. Fuel	**4**	**5**	**5 002 000**	**5 285 761**	**5 691 521**	**7 402 154**	**7 833 139**	**71,4**	**67,6**	**67,5**
5.1. coal	4	5	5 002 000	5 285 761	5 691 521	6 802 445	7 127 988			
5.2. mazut						126 969	186 992			
5.3. gas						472 740	518 159			
5.4. unrestricted purchases										
6. NIOKR	**4**	**2**	**3 050**	**1 114**	**1 093**	**18 500**	**18 534**	**6,0**	**16,5**	**6,0**
7. Services in property management										
8. Services of consultants on the sphere of restructuring										
9. Other purchases										

General Director of JSC "Kuzbassenergo" ____________________ **S.N. Mikhailov**

ex. Kolesnikov A.Yu.
Tel.: 8-3842-36-45-18

Annex C

2.21

Form № 2

Report of General Director of the Company on procurement activity for 12 months of the year 2005. (by ways of purchases).

Total sum of purchases (plan) thousands RUR		1	2 869 096
Total sum of purchases (fact) thousands RUR			3 234 923
Open competition	(plan) thousands RUR	2	2 258 722
	% of the plan of total sum of purchases	3	78,7
	(fact) thousands RUR.	4	2 007 433
	% of the fact of total sum of purchases	5	62,1
Closed competition	(plan) thousands RUR	6	183 603
	% of the plan of total sum of purchases	7	6,4
	(fact) thousands RUR.	8	213 841
	% of the fact of total sum of purchases	9	6,6
Open price inquiry	(plan) thousands RUR	10	74 511
	% of the plan of total sum of purchases	11	2,6
	(fact) thousands RUR.	12	97 638
	% of the fact of total sum of purchases	13	3,0
Closed price inquiry	(plan) thousands RUR	14	83 224
	% of the plan of total sum of purchases	15	2,9
	(fact) thousands RUR.	16	129 215
	% of the fact of total sum of purchases	17	4,0
Open offers inquiry	(plan) thousands RUR	18	0
	% of the plan of total sum of purchases	19	0,00
	(fact) thousands RUR.	20	0
	% of the fact of total sum of purchases	21	0
Closed offers inquiry	(plan) thousands RUR	22	60 529
	% of the plan of total sum of purchases	23	0,77
	(fact) thousands RUR.	24	105 330
	% of the fact of total sum of purchases	25	3,3
Competitive negotiations	(plan) thousands RUR	26	15 070
	% of the plan of total sum of purchases	27	0.5
	(fact) thousands RUR.	28	15 457

	% of the fact of total sum of purchases	29	0,5
Sole source	(plan) thousands RUR	30	193 438
	% of the plan of total sum of purchases	31	6,7
	(fact) thousands RUR.	32	666 009
	% of the fact of total sum of purchases	33	20,6
Unrestricted procurements	(plan) thousands RUR	34	
	% of the plan of total sum of purchases	35	0,00
	(fact) thousands RUR.	36	
	% of the fact of total sum of purchases	37	0,00

Annex C

2.22

Form №3

Installed electric capacity of Affiliated and subsidiary companies (ASC) by the end of reporting period, MW

№	ASC	2004	2005	changes
	Total in ASC of JSC "Kuzbassenergo"	4797	4777	
1	TomUsinskaya GRES	1272	1272	
2	Belovskaya GRES	1200	1200	
3	South-Kuzbass GRES	554	554	
4	Kemerovskaya GRES	500	500	
5	West-Siberian TETs	600	600	
6	Kemerovskaya TETs	85	85	
7	Novokemerovskaya TETs	465	465	
8	Kuznetskaya TETs	121	101	demounting of turbine of st. #3 with capacity 20Mw

Form № 4

Electric power output by electric plants of ASC, millions kwh

№	ASC	2004	2005	changes, %
	Total in ASC of JSC "Kuzbassenergo"	22780,344	25112,293	10,24
1	TomUsinskaya GRES	7400,114	7920,191	7,03
2	Belovskaya GRES	5417,022	7061,664	30,36
3	South-Kuzbass GRES	1933,534	1926,409	-0,37
4	Kemerovskaya GRES	2287,413	2371,433	3,67
5	West-Siberian TETs	3166,805	3222,829	1,77
6	Kemerovskaya TETs	150,316	138,521	-7,85
7	Novokemerovskaya TETs	1731,773	1831,319	5,75
8	Kuznetskaya TETs	693,367	639,927	-7,71

Form № 5

Heat power output by heat power stations and boiler sets of ASC , thousands Gcal

№	ASC	2004	2005	changes, %
	Total in ASC of JSC "Kuzbassenergo"	14233,528	13909,642	-2,28
1	TomUsinskaya GRES	316,663	322,793	1,94
2	Belovskaya GRES	264,518	249,838	-5,55
3	South-Kuzbass GRES	761,789	776,803	1,97
4	Kemerovskaya GRES	3294,636	3262,254	-0,98
5	West-Siberian TETs	2746,270	2824,403	2,85
6	Kemerovskaya TETs	698,326	663,216	-5,03
7	Novokemerovskaya TETs	3516,476	3129,251	-11,01
8	Kuznetskaya TETs	2570,284	2583,366	0,51
9	ZVK	64,566	97,718	51,35

form №6

Standard fuel rate to electric power output, g/kwh

№	ASC	2004 fact	2005 norm	2005 fact	deviation from the scheduled (- decreasing/ +increasing)	deviation from the last year (- decreasing/ +increasing)
	Total in ASC of JSC "Kuzbassenergo"	363,11	363,84	363,26	-0,58	0,15
1	TomUsinskaya GRES	371,24	380,31	379,04	-1,27	7,8
2	Belovskaya GRES	342,35	343,81	343,48	-0,33	1,13
3	South-Kuzbass GRES	448,06	441,05	440,46	-0,59	-7,6
4	Kemerovskaya GRES	334,92	331,46	331,49	0,03	-3,43
5	West-Siberian TETs	350,6	349,11	348,93	-0,18	-1,67
6	Kemerovskaya TETs	402,82	393,06	392,81	-0,25	-10,01
7	Novokemerovskaya TETs	356,19	354,44	354,42	-0,02	-1,77
8	Kuznetskaya TETs	359,67	361,67	361,15	-0,52	1,48

Form №7

Standard fuel rate to heat power output, g/kwh

№	ASC	2004 fact	2005 norm	2005 fact	deviation from the scheduled (- decreasing/ +increasing)	deviation from the last year (- decreasing/ +increasing)
	Total in ASC of JSC "Kuzbassenergo"	149,43	148,99	148,91	-0,08	-0,52
1	TomUsinskaya GRES	180,64	181,98	181,43	-0,55	0,79
2	Belovskaya GRES	177,14	178,22	178,1	-0,12	0,96
3	South-Kuzbass GRES	171,91	166,76	166,92	0,16	-4,99
4	Kemerovskaya GRES	138,32	138,59	138,55	-0,04	0,23
5	West-Siberian TETs	146,6	145,9	145,71	-0,19	-0,89
6	Kemerovskaya TETs	144,16	142,03	141,98	-0,05	-2,18
7	Novokemerovskaya TETs	149,17	149,61	149,61	0	0,44
8	Kuznetskaya TETs	154,55	153,15	152,99	-0,16	-1,56

9	ZVK	172,65	178,75	178,75	0	6,1

Form №8

Demounting of worn and old equipment

№	ASC	2004	2005	
			actual demounting	formed by action
	Total in ASC of JSC "Kuzbassenergo	25 mwt	20 mwt	20mwt
1	Kemerovskaya TETs	f/g st.№3, type P-25-2,9/1,3, capacity 25mwt since 1.10.2004		
2	Kuznetskaya TETs		f/g st.№3, type P-25-29, capacity 20mwt since 1.04.2005	f/g st.№3, type P-25-29, capacity 20mwt since 3.08.2004

Form №9

There were not application of new capacities (Mwt) in the years 2004-2005.
Since 17.12.2005 a new boiler of st. №16, type E-420-13,8-550 KGZh (TP-87/m) at the Kemerovskaya GRES , with steam capacity 420 t/h was putted into operation.

Form №10

Capacity using coefficient, %

№	ASC	2004	2005	2004	2005
		electric		heat	
	Total in ASC of JSC "Kuzbassenergo"	54,1	59,9	30,8	30,5
1	TomUsinskaya GRES	66,2	71,1	14,2	14,7
2	Belovskaya GRES	51,4	67,2	24,1	22,8
3	South-Kuzbass GRES	39,7	39,7	31,5	31,6
4	Kemerovskaya GRES	52,1	54,1	28,5	28,5
5	West-Siberian TETs	60,1	61,3	31,5	32,6
6	Kemerovskaya TETs	21,7	18,6	18,6	19,7
7	Novokemerovskaya TETs	42,4	45	30,8	27,6
8	Kuznetskaya TETs	65,2	69	59,4	65,5

Annex C

2.23

Report on results of voting at the extraordinary general meeting of shareholders of the Kuzbass open joint stock company of energy and electrification

Full company's name and location: Kuzbass open joint stock company of energy and electrification, № 30, GSP-2, Kemerovo, 650000, Russia
Type of general meeting: extraordinary
Form of meeting holding: absentee voting
Postal address where completed ballots were sent: JSC "Central Moscow Depository", №34, stroienye 8, Bolshaya Pochtovaya str., Moscow, 105082, Russia.

Agenda of general meeting:
1. **On reorganization of JSC "Kuzbassenergo" in the form of segregation, on procedure and terms of segregation, on establishment of new companies** (including JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), **on stock floatation of the created companies and on the procedure of floatation, on approval of divided balance.**

2. **On reorganization of JSC "Kuzbassenergo" in the form of segregation, on procedure and terms of segregation, on establishment of new companies** (without establishment of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)"), **on stock floatation of the created companies and on the procedure of floatation, on approval of divided balance".**

3. On payment (announcement) of dividends for the shares of the Company at the outcome of 9 months of 2005.

In accordance with art.56 of the federal Law "On Joint Stock Companies" dd.26 of December 1995 № 208-FL, the registrator of the company, i.e. JSC "Central Moscow Depository" performed the duties of the counting board.

Location of registrator: №3 corpus B, Orlickov pereulok, Moscow, 105078

Authorized person of registrator – Volneikin Segrey Vicktorovich.

List of persons who have right to participate in the general meeting of shareholders was drew up on the condition of the shareholders register of the Company in the 14th of November 2005.

Vote's number belong to the persons included in the list of the persons who had right to participate in the general meeting of shareholders of the company for each question of agenda amounted 606 163 800.

Vote's number belong to the persons who participated in the general meeting for each question of agenda amounted 565 588 381 (quorum was completed over all the questions of agenda).

In accordance with paragraph 10.10 of the Articles of Association this is Chairman of the Board of Directors of the JSC "Kuzbassenergo" Mr. Vagner Andrey Alexandrovich acts as a chairmen of the extraordinary general meeting of shareholders. According to the resolution adopted by the Board of Directors of JSC "Kuzbassenergo" dd. 29 of November 2005, the secretary of the extraordinary general meeting of shareholders is Mr. Golofast Dmitry Yakovlevich.

General meeting of shareholders by voting on the **first question of agenda** accepted the following decision:

1. **To reorganize JSC "Kuzbassenergo" by means of segregation:**

- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";
- JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";

- JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

2. **To establish the following procedure and terms of segregation:**

2.1. Stock floatation of the created companies is carried out in the procedure and on terms prescribed by article 4 of the present resolution.

2.2. Part of property, rights and obligations of the Company are transferred to the segregated companies in accordance with the divided balance.

2.3. The procedure of preparation for and holding general meetings of shareholders of the companies created as well as the voting procedure on issues of the agenda of specified meetings of shareholders is stipulated by the given resolution (article 3) and the Statute of JSC "Kuzbassenergo".

2.4. Within 3 days after the decision on reorganization of the Company by means of segregation is taken by the General meeting of shareholders, the General director of the Company notifies the taxation authority about the decision taken.

2.5. Not later than 30 days of the date of the decision-making on the issue of reorganization in the form of segregation the general director notifies the creditors of the Company on making the decision through sending in the announcement via registered letter and publishes the announcement on reorganization of the Company in print assigned for publishing information on state registration of legal entities.

2.6. Within 30 days of the date of publishing of the announcement on the decision made or within 30 days of the date the announcement was send to them creditors of the Company have a right to demand termination or advance execution of the corresponding liabilities of the Company and repayment of damages. Based on the demands received from the creditors the Company draws up the register of demands both satisfied and being subject to satisfaction.

2.7. General director notifies employees of JSC "Kuzbassenergo" of taking the decision on reorganization of JSC "Kuzbassenergo" and carries out a complex of activities connected with formalizing labor relations in accordance with the Labor Code of the Russian Federation.

2.8. In accordance with article 1 of clause 75 of Federal Law "On joint stock companies" shareholders of the Company who voted against the decision to reorganize the Company or who did not participate in voting on the given issue have a right to demand full or partial redemption of shares held by them from the Company in the procedure prescribed by Board of Directors of the Company in accordance with the requirements of the legislation of the Russian Federation in the announcement on holding an extraordinary general meeting of shareholders of the Company.

Redemption of shares is carried out in accordance with the price stipulated by the Board of Directors of the Company in accordance with article 3 of clause 75 of Federal Law "On joint stock companies".

Bought out shares are paid off at the moment of redemption and the shares of the created companies are not subject to allocation among them.

2.9. The report on overall results of redemption of shares of the Company is approved by the Board of Directors of the Company within 5 days of the date of paying off the bought out shares.

As a result of paying off bought off shares the authorized capital stock of JSC "Kuzbassenergo" is diminished to the amount of nominal value of the shares paid off.

3. **To establish the following legal entities:**

- JSC "Kuzbassenergo – regional electricity supplying company";
- JSC "Kuzbass energy distributing company";
- JSC "Main power lines of Kuzbassenergo";
- JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)";
- JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

3.1. To determine that the quantitative composition of the board of directors of each of the created companies equals 11 persons.
To determine that the quantitative composition of the revision committee of each of the created companies equals 5 persons.

3.2. To determine that shareholders (shareholder) of JSC "Kuzbassenergo" being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo" have a right to forward to the address of the Company suggestions on nomination of candidatures for election of members of the board of directors of each of the created companies (up to 11 candidatures for each of the created companies) and members of the revision committee of each of the created companies (up to 5 candidatures for each of the created companies), as well as candidatures for the positions of general directors of each of the created companies (not more than 1 candidature for each of the created companies). Such suggestions must be received by the company not later than March 15, 2006.
Only candidatures who were nominated in accordance with the prescribed requirements and suggestions on whom were received within the deadline prescribed by the present resolution, by the shareholders (shareholder) being in the aggregate holders of 2 or more per cent of common shares of JSC "Kuzbassenergo"at the moment of nomination are subject to inscription in voting papers for the general meetings of shareholders.
The mentioned nominations are to be inscribed in written form with indication of the name (title) of the nominating shareholders (shareholder) and the number of common shares of JSC "Kuzbassenergo" owned by them (him/her).
In case the indicated suggestions on nomination are signed by a representative of the shareholder they should be accompanied by power of attorney (copy of power of attorney attested in prescribed order), arranged in accordance with the requirements for drawing up of a power of attorney for voting of the Federal Law "On joint stock companies".
In case the indicated suggestions on nomination are signed by a shareholder (shareholders) whose share rights are taken account of in accordance with the deposit account in depositary, such suggestion should be accompanied by the extract of deposit record of the shareholder in depositary carrying out the registration of rights of the mentioned shares.
The suggestion on nomination of the indicated candidates must contain:

- name of the created company, in the bodies of which the candidates are nominated;
- last name, first name, patronymic and the principal place of business of each of the nominated candidates;
- name of the body for which the candidate is nominated.

The Board of Directors of the company must review the suggestions received and take the decision on inclusion or on the refusal to include the nominated candidatures in the list of candidates for the election in the bodies of the created company by March 20, 2006.
The nominated candidates are subject to inclusion in voting papers for the election in the corresponding body of the created companies with the exception of the following cases:

- when the nomination does not correspond to the requirements prescribed by the present article;
- when the nomination of shareholders (shareholder) is received by the Company later than March 15, 2006;
- when the shareholders (shareholder) do not in the aggregate own the necessary amount of shares of JSC "Kuzbassenergo".

Reasoned decision of the Board of Directors of the Company on refusal to include the nominated candidates in the list of candidatures for voting in the elections for the specific body of the created companies is forwarded not later then March 23, 2006 to shareholders (shareholder) who nominated the candidate.

3.3. At general meetings of shareholders of the created companies the functions of the counting commission are executed by the registrar of the Company – Joint Stock Company "Central Moscow Depositary".

3.4. It must be determined that at voting during general meetings of shareholders of the created companies on issues of approval of the Statute of the created company, of election of members of the revision commission or of election of general director, each common share of the created company subject for floatation gives the shareholder of the created company being the holder of common shares one vote.

The decision on issues of approval of the Statute of the created company, on election of the general director and members of the revision commission is taken by the general meeting of shareholders with the majority of votes of shareholders of the created company – holders of common shares participating in the general meeting of shareholders of the created company.

3.5. It must be determined that elections of members of the board of directors of the created companies are carried out by cumulative voting. At cumulative voting the number of votes of every shareholder of the created company – holder of common shares is multiplied by the number of persons to be elected in the board of directors of the company in accordance with article 3.1. of the present resolution and the shareholder of the created company owning common shares has a right to give all of his/her votes for one candidate or to distribute them among two or more candidates.

The 11 candidates collecting the largest number of votes are considered elected for the board of directors of the created company.

3.6. General meetings of shareholders of the created companies are authorized (muster a quorum) on condition that shareholders of the created companies possessing in the aggregate more than half of votes subject to floatation of common shares of the corresponding created company, participated in the elections.

Shareholders of created companies registered for participation in the general meeting and shareholders whose voting papers were received by the Company not later than two days before the date of the general meeting of shareholders of the created company are considered to have taken part in the general meeting of shareholders.

3.7. At decision-making on issues connected with holding general meetings of shareholders of the created companies which are not stipulated by the present resolution, standard acts of the Russian Federation regulating similar relations (by analogy) are to be used.

4. To establish the following procedure of floatation of shares of the created companies:

4.1. Shares of the newly established JSC "Kuzbassenergo - regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" are distributed among the shareholders of JSC "Kuzbassenergo" including the shareholders who voted against or not having participated in voting on the issue of reorganization of the Company, proportionally to the number of shares of the Company owned by them.

To establish the following coefficients of distribution of common shares of JSC "Kuzbassenergo – regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo", and their nominal value:

counting for every common share of JSC "Kuzbassenergo" the following are simultaneously subject to distribution:

1 (one) common share of JSC "Kuzbassenergo – regional electricity supplying company", with nominal value of 2, 9 RUR,

1 (one) common share of JSC "Kuzbass energy distributing company" with nominal value of 0,05 RUR,

1 (one) common share of JSC "Main power lines of Kuzbassenergo" with nominal value of 1 RUR,

4.2. The number of shares of JSC "Kuzbassenergo – regional electricity supplying company", JSC "Kuzbass energy distributing company", JSC "Main power lines of Kuzbassenergo" of the specific category (type) which every shareholder of JSC "Kuzbassenergo" is to receive is equal to the number of shares of "Kuzbassenergo" of the corresponding category (type) owned by him/her.

4.3. Shares of the newly established JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" are floated in the following way:

- JSC "Kuzbassenergo" purchases 303 081 901 common shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", 303 081 091 common shares of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" and also purchases the shares of the newly established companies in accordance with the procedure prescribed by article 4.11 of the present resolution;
- other common shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" subject to floatation are distributed among the shareholders of JSC "Kuzbassenergo" in accordance with articles 4.4., 4.5., 4.8. of the present resolution.

Nominal value of 1 (one) common share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" – 1, 5 RUR.

Nominal value of 1 (one) common share of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)"- 0, 9 RUR.

4.4. Every shareholder who participated in voting on the issue of reorganization of JSC "Kuzbassenergo" and didn't vote against taking the decision on reorganization is to receive shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" in the number calculated in the following way:

$$X = \frac{A}{B-C} \times D$$

Where :

X – the number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)", JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" to be received by the shareholder who participated in voting on the issue of reorganization of JSC "Kuzbassenergo" and didn't vote against taking the decision on reorganization;

A – the number of shares of JSC "Kuzbassenergo" owned by the shareholder at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" accordingly;

B – total amount of shares of JSC "Kuzbassenergo" at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" (with the deduction of the shares being the property of or being at the disposal of JSC "Kuzbassenergo");

C – total number of shares of JSC "Kuzbassenergo"owned by the shareholders who voted against taking the decision on reorganization or did not participate in voting on this issue, at the date of state registration of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" accordingly;

D – total amount of shares of the newly established company (JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" or JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" subject to distribution among the shareholders of JSC "Kuzbassenergo" (resulted at calculation in accordance with the regulations of paragraph 1 of article 4.5. of the present resolution, minus total number of shares or the corresponding newly established company subject to purchase by JSC "Kuzbassenergo" and distribution among the shareholders of the Company who voted against taking the decision on reorganization or didn't take part in voting on this issue).

In case at calculating the number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)" that is to be received by the shareholders of JSC "Kuzbassenergo" at the result of distribution, the number of shares of any shareholder turns out to be fractional the fraction is not taken into consideration.

In case in the result of rounding-up a shareholder does not obtain any share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" or JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)", such shareholder receives one share of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and one share of JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)".

4.5. The total number of shares of each of the newly established companies subject to floatation equals the number of shares of JSC "Kuzbassenergo" at the moment of taking the decision on reorganization (minus the number of shares beign the property or being at the disposal of JSC "Kuzbassenergo").

At that the total number of shares of JSC "Zapadno-Sibirskaya TETs (West Siberian Thermoelectric power station)" and JSC "Yuzhno-Kuzbasskaya GRES (South Kuzbass hydroelectric power station)"subject to floatation may be increased in case the sum of shares of the indicated companies subject to floatation, calculated in accordance with articles 4.3., 4.4. turns out to be larger than the number of shares subject to floatation in accordance with paragraph 1 of the present resolution.

4.6. The amount of the authorized capital stock of each of the newly established companies is determined through multiplication of the total number of shares of the specific company subject for floatation by the nominal value of one share.

4.7. The authorized capital stock of the newly established companies are formed at the expense of the funds of additional capital.

4.8. In accordance with paragraph 3 article 3 clause 19 of Federal Law "On joint stock companies" shares of each of the newly established companies in the number equal to the number of shares of the Company owned are subject to distribution among the shareholders of the company who voted against taking the decision on reorganization of the Company or did not participate in voting on this issue.

4.9. Common shares or the newly established companies will grant their owners the following rights:

1. to participate in the General meeting of shareholders of the company personally or through representation with the right to vote on all the issues under the competence;
2. to put forward suggestions into the agenda of the general meeting of shareholders in the procedure prescribed by the legislation of the Russian Federation and the Statutes of the company;
3. to obtain information on activities carried out by the company and to review the documentation of the Company in accordance with article 91 of the Federal Law "On joint stock companies", as well as other standard acts and the Statute of the company;
4. to collect dividends announced by the company;

5. of preferred purchase of excess shares floated through open subscription and emissive securities convertible into shares, in the number proportional to the number of shares of this category (type) owned by them;
6. in case of liquidation of the company to receive part of its property;
7. to realize other rights prescribed by the legislation of the Russian Federation and the Statute of the company.

4.10. The shares of the Company, property right for which has passed on to new owners after taking the decision on reorganization of the Company and before the moment of state registration of the newly established companies, give their owners the same scope of rights as of the shareholders who voted for taking the decision on reorganization of the Company.

4.11. The shares of the companies that were not distributed among the shareholders of the Company are declared as being purchased by JSC "Kuzbassenergo".

4.12. The shares of the newly established companies at the moment of state registration of the companies established as the result of reorganization on the basis or the data contained in the register of shareholders of JSC "Kuzbassenergo" at the corresponding date are considered floated (distributed among the shareholders of JSC "Kuzbassenergo", purchased by JSC "Kuzbassenergo").

To approve the dividing balance.

Voted: FOR: 564 168 939 (99,7490%)
AGAINST: 521 966 (0,0923%)
ABSTAIN: 430 710 (0,0762%)

General meeting of shareholders did not make decision by voting over the second question of agenda.

Voted: FOR: 1 784 961 (0,3156%)
AGAINST: 562 614 277 (99,4742%)
ABSTAIN: 551 350 (0,0975%)

General meeting of shareholders took decision by voting over the third question of agenda:

To pay dividends for the ordinary shares of the JSC "Kuzbassenergo" at the outcome of 9 months of 2005 in amount of RUR 0,670461 for one ordinary share of JSC 'Kuzbassenergo" in cash within 60 days from the date of the decision's adoption.

Voted: FOR: 565 322 381 (99,9530%)
AGAINST: 33 600 (0,0059%)
ABSTAIN: 148 400 (0,0262%)

Chairman of the extraordinary general meeting of shareholders — Andrey Vagner

Secretary of the extraordinary general meting of shareholders — Dmitry Golofast

Annex C

2.24

ОАО «Кузбассэнерго - региональная электросетевая компания»
ОАО «Кузбасская энергетическая сбытовая компания»
ОАО «Магистральные электрические сети Кузбассэнерго»
ОАО «Западно-Сибирская ТЭЦ»
ОАО «Южно-Кузбасская ГРЭС»

Notification of convocation of general shareholders' meetings of companies established pursuant to the reorganization of OJSC "Kuzbassenergo"

OJSC "Kuzbassenergo" notifies on the convocation of general shareholders' meetings of OJSC "Kuzbassenergo – regional power network company", OJSC "Kuzbass power sale company", OJSC "Trunk power network of Kuzbassenergo", OJSC "West-Siberian TETS", OJSC "South-Kuzbass GRES" ***in the form of a meeting*** (actual presence) with the following agenda:

1) Approval of the Charter of the Company.
2) Election of the General Director of the Company.
3) Election of members to the Board of Directors of the Company.
4) Election of members to the Internal Audit Commission of the Company.

Date of holding of the general shareholders' meetings OJSC "Kuzbassenergo – regional power network company", OJSC "Kuzbass power sale company", OJSC "Trunk power network of Kuzbassenergo", OJSC "West-Siberian TETS", OJSC "South-Kuzbass GRES": ***18 May 2006.***

Time of holding: ***11 hours 00 minutes (local time).***

Time for commencement of registration: ***09 hours 30 minutes** (local time). Registration is conducted at the place of holding of the meeting.*

Place of holding: ***Kemerovo, Leninskiy prospekt, 90/4.***

Postal addresses, where completed voting ballots may be sent:

1) 650000, Russia, Kemerovo, GSP-2, Kuznetskiy prospekt, 30, OJSC "Kuzbassenergo, office 306;

2) 105082, Russia, Moscow, ulitsa Bolshaya Poctovaya, 34, building. 8, OSJC "Moscow Central Depositary".

Upon determination of a quorum and the results of voting, votes represented by voting ballots received at the above addresses not later than two days before the date of holding of the general shareholders' meetings shall be taken in account, i.e., not later than ***15 May 2006.***

Shareholders can get acquainted with the information (materials) that are made available in connection with the preparation to the holding of a general shareholders' meeting OJSC "Kuzbassenergo – regional power network company", OJSC "Kuzbass power sale company", OJSC "Trunk power network of Kuzbassenergo", OJSC "West-Siberian TETS", OJSC "South-Kuzbass GRES" in the period between ***28 April 2006 and 17 May 2006** (inclusive),* except for Saturday and Sunday and official holidays, from 09 hours 00 minutes to 17 hours 00 minutes, at the following addresses:

- ***Kemerovo, GSP-2, Kuznetskiy prospekt, 30, OSJC "Kuzbassenergo", office 306,***
- ***Moscow, ulitsa Bolshaya Poctovaya, 34, building. 8, OSJC "Moscow Central Depositary",***

and on ***18 May 2006*** – at the place of holding of the general shareholders' meetings of the companies that are in the process of their establishment.

The list of person entitled to participate in the general shareholders' meetings of OJSC "Kuzbassenergo – regional power network company", OJSC "Kuzbass power sale company", OJSC "Trunk power network of Kuzbassenergo", OJSC "West-Siberian TETS", OJSC "South-Kuzbass GRES" is compiled as of ***30 March 2006*** according to the data from the shareholders' register of OJSC "Kuzbassenergo".

Board of Directors of OJSC "Kuzbassenergo"

Telephone for additional information: (384-2) 29-37-61

Annex C

2.25

Reinstatement of Rule 12g3-2(b) Exemption for OJSC Kuzbassenergo

File #82-4633

Volume 5 of 5

Annex C, continued
3.1 – 3.11


RECEIVED
2006 NOV 27 P 1:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Annex C

3.1

The List of affiliated persons as for a date 31.12.2004 .

Affiliated person	Number of the Company's stocks owned by the person	Share in the authorized capita; of the Company
Bolshakov Andrey Nickolaevich Residence: Moscow, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	-
Bychkov Mikhail Yurievich Residence: Moscow, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	165000	0.03%
Kozhura Ruslan Viacheslavovich Residence: Mytishy, Moscow, region, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	-
Mazikin Valentin Petrovich Residence: Leninsk-Kuznetsky, Kemerovo region, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	-
Negomedzianov Alexander Alexandrovich Residence: Moscow, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	-
Nikiforov Nikita Viktorovich Residence: Moscow, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	-
Novikiv Nickolay Valentinovich Residence: Ekaterinbourg, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	-
Parkhomuk Olga Viktorovna Residence: Krasnoyarsk, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	-
Platonov Vladimir Yurievich Residence: Moscow, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	-
Khromov Vladimir Yurievich Residence: Moscow, Russia Reason: Member of the Board of Directors (supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004	-	-
Shumilov Alexander Alexandrovich residence: Bor, Nizhegorodskaya region, Russia Reason: Member of the Board of Directors	-	-

(supervision committee) of the Joint stock company Date of reason commencement: 24.06.2004		
Grebennikov Alexey Antonovich Residence: Kemerovo, Russia Reason: Member of Corporate executive body of the Joint stock company Date of reason commencement: 30.09.2002	-	-
Gretsingher Yury Alexandrovich Residence: Kemerovo, Russia Reason: Member of Corporate executive body of the Joint stock company Date of reason commencement:10.03.2004	-	-
Erofeev Alexander Kuprianovich Residence: : Kemerovo, Russia Reason: Member of Corporate executive body of the Joint stock company Date of reason commencement:30.09.2002	-	-
Ivanov Boris Ivanovich Residence: Kemerovo, Russia Reason: Member of Corporate executive body of the Joint stock company Date of reason commencement: 30.09.2002	-	-
Lavrov Alexander Mikhailovich Residence: Kemerovo, Russia Reason: Member of Corporate executive body of the Joint stock company Date of reason commencement:10.03.2004	-	-
Mikhailov Sergey Nickolaevich Residence: Kemerovo, Russia Reason: Member of Corporate executive body of the Joint stock company Date of reason commencement:30.09.2002 Sole executive body of the joint stock company Date of reason commencement:21.06.2002	-	-
Petrov Leonid Prokhorovich Residence: Kemerovo, Russia Reason: Member of Corporate executive body of the Joint stock company Date of reason commencement:14.05.2004	-	-
Firm name: ZAO "Heat networks" Location: №2, Kutuzov str., Mysky, Kemerovo region, 652840 Postal address: №2, Kutuzov str., Mysky, Kemerovo region, 652840 Reason: Legal entity is a member of group of persons to whom the joint stock company belongs Reason owing to which the person is a member of group of persons to which the joint stock company belongs: natural persons fulfilling the duties in the JSC "Kuzbassenergo" compose more than 50% of the structure of the Board of Directors of this legal entity. Date of reason commencement:13.04.2004	-	-
Firm name: Russian Open Joint Stock Company of energetics and electrification "UES of Russia" Location: № 101, build. 3, Vernadskogo prospect, Moscow, 119526 Postal address: № 101, build. 3, Vernadskogo prospect, Moscow, 119526	297020200	49.00%

Reason: Person has right to dispose of more than 20% of voting stocks of the joint stock company. Date of reason commencement: 30.12.1993 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo", were elected 21.06.2002, 02.06.2003 Date of reason commencement:24.06.2004		
Firm name: Closed Joint Stock Company "Autotransport company "Kuzbassenergo" Location: 4, Stantsionnaya str., Kemerovo, 650006, Russia Postal address: 4, Stantsionnaya str., Kemerovo, 650006, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person. Date of reason commencement:30.04.2004 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.- 30.06.2004, 15.12.2004 Date of reason commencement: 15.12.2004	-	-
Firm name : Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic" Location: 37, Kuzbasskaya str., Kemerovo, Russia Postal address: 37, Kuzbasskaya str., Kemerovo, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person Date of reason commencement:30.04.2004 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.- 07.07.2004, 15.12.2004 Date of reason commencement: 15.12.2004	-	-
Firm name: Limited liability company "Bill Centre Kuzbassenergo" Location: 30, Kuznetsky prospect, Kemerovo, 650620, Russia Postal address: 12, N. Ostrovsky str., Kemerovo, 650099, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person Date of reason commencement: 20.08.1999	-	-

Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: Ltd. "Bill Centre Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity.- 12.11.2003, 02.04.2004 Date of reason commencement: 02.04.2004		
Firm name: Limited liability company "Sbytenergo" Location: 14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia Postal address: 14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person Date of reason commencement:21.03.2000 Reason: Person is a member of group of persons to which the joint stock company belongs . Reason owing to which the person is a member of group of persons to which the joint stock company belongs: the JSC "Kuzbassenergo" is a sole participant of this legal entity, thus the JSC "Kuzbassenergo" has right to appoint the sole executive body of this legal entity, also by offer of the JSC "Kuzbassenergo" more than 50% pf the Board of Directors of this legal entity were elected .- 23.06.2003, 30.07.2004, 15.12.2004 Date of reason commencement:15.12.2004	-	-
Firm name: Limited liability company "Supervolokno" Location: Stroygorodok, Kemerovo, Russia Postal address: UN-1612/29, Stroygorodok, Kemerovo, Russia, 650068 Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person Date of reason commencement:01.04.1994	-	-
Firm name: Open Joint Stock company "Andreevskoye" Location: Andreevsky village, Kemerovo district, Kemerovo region, Russia Postal address: Andreevsky village, Kemerovo district, Kemerovo region,652421, Russia Reason: Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity. Date of reason commencement:22.01.1997	-	-
Firm name: Open Joint Stock company "Investment – production company Vodocanal Location: 3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia Postal address: 3, Kirpichnaya str., Prokopievsk, Kemerovo region, 653000, Russia	-	-

Reason: Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity. Date of reason commencement:28.10.2001 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected. – 07.10.2003 Date of reason commencement:7.10.2003		
Firm name: Joint Stock Company Engineering-analytical centre "Kuzbasstekhenergo" Location: Stantsionnaya str., Kemerovo, 650099, Russia. Postal address: Stantsionnaya str., Kemerovo, 650099, Russia Reason: Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity. Date of reason commencement:30.01.2004 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.-09.02.2004, 11.10.2004 Date of reason commencement:11.10.2004	-	-
Firm name: Open Joint Stock company "Kuzbasshydroenergostroy" Location: Krapivinsky district, Kemerovo region, Russia Postal address: №3, Nogradskaya str., Kemerovo, 650099 Reason: Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity. Date of reason commencement:22.01.1997 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbasshydroenergostroy" is and affiliated company of the JSC "Kuzbassenergo" who is the only one shareholder of this legal entity. By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 23.06.2003, 17.05.2004, 15.12.2004 Date of reason commencement: 15.12.2004	-	-
Firm name: Joint Stock Company "Kuzbssetremont" Location: 1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia Postal address: 1, Nevsky str., Novokuznetsk,	-	-

Kemerovo region, 654079, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person Date of reason commencement:30.01.2004 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbssetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. - 09.02.2004, 15.12.2004 Date of reason commencement: 15.12.2004		
Firm name: Joint Stock Company "Kuzbass energyreparing company" Location: 30, Kuznetsky prospect Kemerovo, 650099, Russia Postal address: 30, Kuznetsky prospect Kemerovo, 650099, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this legal entity Date of reason commencement:30.01.2004 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbass energyreparing company" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. – 31.05.2004 Date of reason commencement:31.05.2004	-	-
Firm name: Joint Stock Company "Kuzbassenergoservice" Location: 12, N. Ostrovskogo str., Kemerovo, 650099, Russia Postal address: 12, N. Ostrovskogo str., Kemerovo, 650099, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this legal entity. Date of reason commencement:31.03.2004 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC"Kuzbassenergoservice"is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity. – 01.07.2004, 11.10.2004 Date of reason commencement:11.10.2004	-	-
Firm name: Open Joint Stock Company "Prokopievskenergo"	-	-

Location: 14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia Postal address: 14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia Reason: Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this legal entity Date of reason commencement:20.09.2000 Reason: Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 22.10.2003, 15.06.2004 Date of reason commencement:15.06.2004		

Annex C

3.2

12G3-2(B) Exemption No.: 82-4633

The List of affiliated persons by 30.09.2004

Affiliated person	Number of the Company's stocks owned by the person	Share in the authorized capital of the Company
Bolshakov Andrey Nickolaevich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Vagner Andrey Alexandrovich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	***165000***	***0.03%***
Kozhura Ruslan Viacheslavovich Residence: ***Mytishy, Moscow, region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	
Mazikin Valentin Petrovich Residence: ***Leninsk-Kuznetsky, Kemerovo region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	
Negomedzianov Alexander Alexandrovich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	
Nikiforov Nikita Viktorovich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Novikiv Nickolay Valentinovich Residence: ***Ekaterinbourg, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Parkhomuk Olga Viktorovna Residence: ***Krasnoyarsk, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Platonov Vladimir Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Khromov Vladimir Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Shumilov Alexander Alexandrovich residence: ***Bor, Nizhegorodskaya region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company***	-	-

Date of reason commencement: ***24.06.2004***		
Grebennikov Alexey Antonovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Gretsingher Yury Alexandrovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***10.03.2004***	-	-
Erofeev Alexander Kuprianovich Residence: : ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***30.09.2002***	-	-
Ivanov Boris Ivanovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Lavrov Alexander Mikhailovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***10.03.2004***	-	-
Mikhailov Sergey Nickolaevich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***30.09.2002*** ***Sole executive body of the joint stock company*** Date of reason commencement:***21.06.2002***	-	-
Petrov Leonid Prokhorovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***14.05.2004***	-	-
Firm name: ***ZAO "Heat networks"*** Location: ***№2, Kutuzov str., Mysky, Kemerovo region, 652840*** Postal address: ***№2, Kutuzov str., Mysky, Kemerovo region, 652840*** ***Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC 'Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity.*** Date of reason commencement ***: 13.04.2004***	-	-
Firm name: ***Russian Open Joint Stock Company of energetics and electrification "UES of Russia"*** Location: ***№ 101, build. 3, Vernadskogo prospect, Moscow, 119526*** Postal address: ***№ 101, build. 3, Vernadskogo prospect, Moscow, 119526*** Reason: ***Person has right to dispose of more than 20% of voting stocks of the joint stock company*** Date of reason commencement: ***30.12.1993*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason, owing to which the person is a member of group	***297020200***	***49.00%***

of persons to which the joint stock company belongs: ***by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo" were elected 21.06.2002, 02.06.2003*** Date of reason commencement:***24.06.2004***		
Firm name: ***Closed Joint Stock Company "Autotransport company "Kuzbassenergo"*** Location: ***4, Stantsionnaya str., Kemerovo, 650006, Russia*** Postal address: ***4, Stantsionnaya str., Kemerovo, 650006, Russia*** ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person .*** Date of reason commencement: ***30.04.2004*** ***Person is a member of group of persons to which the joint stock company belongs .*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***ZAO "ATP "Kuzbassenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity)*** Date of reason commencement - ***30.06.2004***	-	-
Firm name: ***Joint Stock Company "Kuzbassenergoservice"*** Location: ***12, N. Ostrovskogo str., Kemerovo, 650099, Russia*** Postal address: ***12, N. Ostrovskogo str., Kemerovo, 650099, Russia*** ***Reason***: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.*** Date of reason commencement: ***31.03.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs***:*** ***JSC "Kuzbassenergoservice" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.*** Date of reason commencement: ***1.07.2004***	-	-
Firm name : ***Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"*** Location: ***37, Kuzbasskaya str., Kemerovo, Russia*** Postal address: ***37, Kuzbasskaya str., Kemerovo, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.*** Date of reason commencement: ***30.04.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC 'Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity.*** ***ZAO MSC "Health Centre Energetic" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.*** Date of reason commencement ***:7.07.2004***	-	-
Firm name: ***Limited liability company "Bill Centre Kuzbassenergo"*** Location: ***30, Kuznetsky prospect, Kemerovo, 650620, Russia*** Postal address: ***12, N. Ostrovsky str., Kemerovo, 650099, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (***	-	-

investments, shares) composed the authorized (pooled capital) of this person . Date of reason commencement: ***20.08.1999*** Reason: ***Person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassenergo" has right to appoint the Sole executive body - 12.11.2003, 02.04.2004.*** Date of reason commencement: ***2.04.2004***		
Firm name: ***Limited liability company "Sbytenergo"*** Location: ***14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia*** Postal address: ***14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***21.03.2000*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***JSC "Kuzbassenergo" is a unique participant of this person Thus the JSC "Kuzbassenergo" has right to elect a sole executive body of this legal entity and by the offer of the JSC "Kuzbassenergo more than 50% of the Board of Directors composition were elected 23.06.2003, 30.07.2004.*** Date of reason commencement ***: 2.04.2004***	-	-
Firm name: ***Limited liability company "Supervolokno"*** Location: ***Stroygorodok, Kemerovo, Russia*** Postal address: ***UN-1612/29, Stroygorodok, Kemerovo, Russia, 650068*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement:***01.04.1994***	-	-
Firm name: ***Open Joint Stock company "Andreevskoye"*** Location: ***Andreevsky village, Kemerovo district, Kemerovo region, Russia*** Postal address: ***Andreevsky village, Kemerovo district, Kemerovo region,652421, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***22.01.1997***	-	-
Firm name: ***Open Joint Stock company "Investment -production company Vodocanal*** Location: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia*** Postal address: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, 653000, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***28.10.2001*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** ***Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected. - 07.10.2003***	-	-

Date of reason commencement:*7.10.2003*		
Firm name: ***Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"*** Location: ***Stantsionnaya str., Kemerovo, 650099, Russia*** Postal address: ***Stantsionnaya str., Kemerovo, 650099, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs .*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.*** Date of reason commencement: ***9.02.2004***	-	-
Firm name: ***Open Joint Stock company "Kuzbasshydroenergostroy"*** Location: ***Krapivinsky district, Kemerovo region, Russia*** Postal address: ***№3, Nogradskaya str., Kemerovo, 650099*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***22.01.1997*** Reason: ***Person is a member of group of persons to which the joint stock company belongs .*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs:***By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 23.06.2003, 17.05.2004.*** Date of reason commencement: ***17.05.2004***	-	-
Firm name: ***Joint Stock Company "Kuzbassetremont"*** Location: ***1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia*** Postal address: ***1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement:***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***JSC "Kuzbassetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.*** Date of reason commencement: ***9.02.2004***	-	-
Firm name: ***Joint Stock Company "Kuzbassenergoremont "*** ***Location: 30, Kuznetsky prospect Kemerovo, 650099, Russia*** Postal address: ***30, Kuznetsky prospect Kemerovo, 650099, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this legal entity*** Date of reason commencement:***30.01.2004*** Reason: ***Person is a member of group of persons to which the***	-	-

joint stock company belongs . Reason owing to which the person is a member of group of persons to which the joint stock company belongs:***JSC "Kuzbassenergoremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity and by the offer made by JSC "Kuzbassenergo" more than 50% of the board of Directors were elected (10.02.2004). By the resolution of the Board of the JSC "Kuzbassenergo" authorities of members of the Board of Directors of the JSC "Kuzbassenergoremont " were cancelled before the time, and the new Board of Directors in new composition was elected in the 31st of May 2004.*** Date of reason commencement: ***31.05.2004***		
Firm name: ***Open Joint Stock Company "Prokopievskenergo"*** Location: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia*** Postal address: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this legal entity*** Date of reason commencement:***20.09.2000*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected. 22.10.2003, 15.06.2004.*** Date of reason commencement: ***15.06.2004***	-	-

Annex C

3.3

Registered
The Board of Directors of the Kuzbass Joint Stock Company
of energetics and electrification
Minutes №5/10, 11.09.2004

THE QUARTERLY REPORT

The Kuzbass Joint Stock Company of Energetics and Electrification
The issuer's code: 00064-A
III quarter 2004
Location: Russia, Kemerovo, Kuznetsky av., 30

Information included in this quarterly report can be exposed according to the RF Legislation on issuing securities

Chief Executive — Mikhailov S.N.

11.01.2004

Chief Accountant — Rumova A.N.

11.01.2004

Contact person: Chief economist of the Corporate Policy Department Yakovenko N.A.
Telephone number: (384-2)293761
Fax: (384-2) 293777, 366848
E-mail: yakovenkona@kuzbe.electra.ru
Internet address: www.kuzbassenergo.ru

CONTENTS

Page

Preface 7
Paragraph I Brief information about persons involved in the issuer's administration bodies, information about the issuer's bank accounts, auditor, valuator, financial consultant, and other persons subscribed the quarterly report...8
1.1. Persons involved in the issuer's administration bodies..8
1.2. Information about the issuer's bank accounts..9
1.3. Information about the issuer's auditor (auditors)...11
1.4. Information about the issuer's valuator...13
1.5. Information about the issuer's consultants 14
1.6. Information about subscribers of the quarterly report...14
Paragraph II General information on the financial and economic situation of the issuer.........14
2.1. Figures of financial and economic activity of the issuer......................................14
2.2. Market capitalization of the issuer...15
2.3. The issuer's liabilities..16
2.3.1. Account payable...16
2.3.2. Credit history of the issuer...18
2.3.3. The issuer's liabilities against the third parties security...................................18
2.3.4. Other liabilities of the issuer..18
2.4. The purpose of the issue and direction of the assets using resulted to distribution of the issuing securities..19
2.5. Risks related with acquisition of the distributing (distributed) issuing securities..............20
2.5.1. Branch risks...20
2.5.2. Country and regional risks...21
2.5.3. Financial risks..22
2.5.4. Legal risks..23
2.5.5. Risks concerned the issuer's activity...24
Paragraph III Detailed information about the issuer...25
3.1. Information about the issuer's establishment and development...........................25
3.1.1. Information about the issuer's company name...25
3.1.2. Information about state registration of the issuer..25
3.1.3. Information about the issuer's establishment and development......................25
3.1.4. Contact information...28
3.1.5. Taxpayer identification number...28
3.1.6. Affiliated companies and representative offices of the issuer.........................28
3.2. Principal economic activities of the issuer...31
3.2.1. Industrial affiliation of the issuer...31
3.2.2. Basic economic activities of the issuer..31
3.2.3. Major products (operations, services)...32
3.2.4. Information about the issuer's suppliers providing more than 10 % of all marketable products and their share in the total supply volume...34
3.2.5. Markets for products (work, services) of the issuer...34
3.2.6. Practical activity in respect of circulating assets and reserves.........................36
3.2.7. Raw materials...37
3.2.8. Major competitors..38
3.2.9. Information about the issuer's licenses..39
3.2.10. Joint activities of the issuer..40

3.3. Future plans of the issuer........40
3.4. The issuer's participation in industrial, bank and financial groups, holdings, trusts and associations........40
3.5. Subsidiaries and affiliated business divisions of the issuer........42
3.6. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as the facts of encumbrance of the issuer's fixed assets........42
3.6.1. Fixed assets........46
3.6.2. Cost of the issuer's real estate........46
Paragraph IV Information about financial and economic activities of the issuer........51
4.1. Results of financial and economic activities of the issuer........51
4.1.1. Receipts and expenses........51
4.1.2. Factors that influence the issuer's earnings from sale of products, operations, services and income (losses) from its basic activity........52
4.2. Issuer's liquidity........52
4.3. Amount, structure and adequacy of the capital and circulating assets........53
4.3.1. Amount and structure of the issuer's capital and circulating assets........53
4.3.2. Adequacy of the issuer's capital and circulating assets........54
4.3.3. Cash assets........54
4.3.4. The issuer's financial investments........54
4.3.5. The issuer's intangible assets........57
4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development........57
4.5. Overview of the new trends in the sector of the issuer's core business........57
Paragraph V Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees)........61
5.1. Information about the structure and competence of the issuer's management bodies........61
5.2. Information about members of the issuer's management bodies........66
5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer........78
5.4. Information about the structure and capacity of the units of control over the issuer's financial and economic activities........79
5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities........81
5.6. Information about the amount of remuneration, benefits and/or compensation of expenses of the body of control over the issuer's financial and economic activities........84
5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)........84
5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)........86
Paragraph VI Information about the issuer's participants (shareholders) and the deals made by the issuer, in which he had an interest........87
6.1. Information about the total number of shareholders (participants) of the issuer........87
6.2. Information about the issuer's participants (shareholders) owing at least 5 % of its authorized (pooled) capital (unit trust), or at least 5 % of its ordinary stocks; information about the participants (shareholders) of such entities owing at least 20 % of their authorized (pooled) capital (unit trust) or at least 20 % of their ordinary stocks........87

6.3. Information about the share of the government or municipal authority in the issuer's authorized (pooled) capital (unit trust), existence of special right ("golden share")....87
6.4. Information about restrictions for participation in the issuer's authorized (pooled) capital (unit trust)....88
6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owing at least 5% of its authorized (pooled) capital (unit trust) or at least 5% of its ordinary stocks....88
6.6. Information about the deals made by the issuer, in which it had an interest....90
6.7. Information about the amount of accounts receivable....90
Paragraph VII The issuer's accounting reports and other financial information....92
7.1. The issuer's annual accounting reports....92
7.2. The issuer's quarterly accounting reports for the last completed financial quarter....92
7.3. The issuer's consolidated accounting reports for the last completed financial year (consolidated balance sheet)....92
7.4. Information about the total amount of export also on the share of export in the total sale volume....92
7.5. Information about the cost of real estate of the issuer and essential changes in the structure of the issuer's property after termination of the last fiscal year....92
7.6. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity....92
Paragraph VIII Additional information about the issuer and its placed securities....94
8.1. Additional information about the issuer....94
8.1.1. Information about the amount and structure of the issuer's authorized (pooled) capital (unit trust)....94
8.1.2. Information about the changes in the amount of the issuer's authorized (pooled) capital....94
8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer....94
8.1.4. Information about the order of convocation and holding a meeting of the issuer's supreme management body....95
8.1.5. Information about commercial organizations in which the issuer owns at least 5% of the authorized (pooled) capital (unit trust), or at least 5% of ordinary stocks....96
8.1.6. Information about essential transactions carried out by the issuer....106
8.1.7. Information about credit ratings of the issuer....106
8.2. Information about each category (type) of the issuer's shares....106
8.3. Information about the previous issues of the issuer's securities, except for the issuer's shares....107
8.3.1. Information about the issues with all securities paid off (cancelled)....107
8.3.2. Information about the issues with securities in circulation....107
8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default)....107
8.4. Information about the entity (entities) which provide security for the bonds of the issue....107
8.5. Terms of securing fulfillment of obligations on the bonds of the issue....107
8.6. Information about organizations registering the rights for issued securities of the issuer....107
8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends , interest and other payments to non-residents....108

8.8. Description of the order of taxation of revenues from the issuer's issued securities placed and in floatation..109
8.9. Information about the announced (accrued) and paid dividends on he issuer's shares, and income from the issuer's bonds..113
8.10. Other information..114

APPENDIXES:

Appendix 1 Changes and additions to the Charter of the Joint Stock Company "Kuzbassenergo"..115
Appendix 2 Quarterly Accounting Report..116
Appendix 3 Quarterly Accounting Report according to the IFRS..............................126

Preface

a) the issuer's company name:

The Kuzbass Joint Stock Company of Energetics and Electrification,
The JSC "Kuzbassenergo";

b) Location: **Russia, Kemerovo, Kuznetsky av., 30**;

c) Telephone number: **(384-2)293359**, E-mail: adm@kuzbe.electra.ru;

d) Internet address with full quarterly report of the issuer: http//www.kuzbassenergo.ru;

e) Basic information about the issuer's issued securities placed and in floatation

The Company placed ordinary registered stocks at equal par value of 1 rouble presenting the number of 606163800 stocks with total sum of 606163800 (six hundred and six millions, one hundred and sixty three thousands and eight hundred) roubles.

According to the order of the RF National Bank № 03-1210/p dd 06.24.2003, there was joining of additional issues of the JSC "Kuzbassenergo" resulted in:

Cancellation of the following file numbers conferred on ordinary registered stocks of the JSC "Kuzbassenergo":

39-1n-00374 dd 07.25.1994 (placement way: private subscription; placement period: 01.12.1994-01.21.1994; current issue situation: placement completed; the number of placed issuing securities according to official report of the issue results: 3030819);

39-1-00970 dd 11.23.1995 (placement way: distribution among shareholders; placement period: 11.23.1995-11.23.1995; current issue situation: placement completed; the number of placed issuing securities according to official report of the issue results: 603132981).

The above mentioned issues of ordinary registered stocks are determined by the official file number: 1-01-00064-A dd 06.24.2003

"This quarterly report contains evaluations and prognoses of the issuer's administration bodies concerning future events and/or affairs, development prospects of economic sphere in which the issuer carries out its basic activity and activity results including the issuer's plans, probability of certain events and affairs. Investors should not completely rely upon evaluations and prognoses of the issuer's administrative bodies as actual results of the issuer's future activities may differ from the prognosed ones. Acquisition of the issuer's securities is connected with certain risks described in this quarterly report".

I. BRIEF INFORMATION ABOUT PERSONS INVOLVED IN THE ISSUER'S ADMINISTRATION BODIES, INFORMATION ABOUT THE ISSUER'S BANK ACCOUNTS, AUDITOR, VALUATOR, FINANCIAL CONSULTANT, AND OTHER PERSONS SUBSCRIBED THE QUARTERLY REPORT

1.1. Persons involved in the issuer's administration bodies

The issuer's administration bodies include:

- *General Meeting of Shareholders being a supreme management body;*
- *The Board of Directors;*
- *The Board;*
- *The Chief Executive.*

The Board of Directors:

1. **Bolshakov Andrei Nikolayevich, 1955**
2. **Wagner Andrei Aleksandrovich, 1957**
3. **Kozhura Ruslan Vyacheslavovich, 1963**
4. **Mazikin Valentin Petrovch, 1945**
5. **Negomedzyanov Aleksandr Aleksandrovich, 1952**
6. **Nikiphorov Nikita Viktorovich, 1978**
7. **Novikov Nokolay Valentinovich, 1963**
8. **Parkhomuk Olga Viktorovna, 1963**
9. **Platonov Vladimir Yuryevich, 1959**
10. **Chromov Sergey Leonidovich**
11. **Shumilov Aleksandr Aleksandrovich, 1967**

The Corporate executive body-The Administration of the JSC "Kuzbassenergo"

1. **Lavrov Aleksandr Mikhailovich, 1950**
2. **Grebennikov Aleksey Antonovich, 1939**
3. **Yerofeev Aleksandr Kupriyanovich, 1959**
4. **Ivanov Boris Ivanovich, 1960**
5. **Petrov Leonid Prokhorovich, 1961**
6. **Mikhailov Sergey Nikolayevich, 1959**
7. **Gretzinger Yury Aleksandrovich, 1953**

The single executive body- The Chief Executive of the JSC "Kuzbassenergo"

Mikhailov Sergey Nikolayevich, 1959

Information about the issuer's bank accounts

Settlement accounts:

1. *40702810200530000444, The JSC "Moscow Municipal Bank-Bank of Moscow", 650099, Kemerovo, Nogradskaya st., 5 D, Taxpayer identification number (TIN): 7702000406, Bank identification code (BIC): 043207743, correspondent account (c/a): 30101810700000000743;*
2. *40702810000000000863, The JSC Investment Bank "Kuzbassugolbank", 650099, Kemerovo, Oktyabrsky av., 2, TIN: 4205002253, BIC: 043207796, c/a: 30101810100000000796;*
3. *40702810800200000509, The JSC Investment Bank "Kuzbassugolbank", 650099, Kemerovo, Oktyabrsky av., 2, TIN: 4205002253, BIC: 043207796, c/a: 30101810100000000796;*
4. *40702810800000000384, The "Investment Bank for Business Support", 125319, Moscow, Ilushin st., 9, TIN: 7734050463, BIC: 044583861, c/a: 30101810000000000861;*
5. *40702810000001000071, The Limited Liability Company Investment Bank "Taidon", 650070, Kemerovo, Molodyezhny av., 5, TIN: 4207013490, BIC :043207780, c/a: 30101810200000000780;*
6. *40702810900000001843, The JSC Bank "Alemar", 630099, Novosibirsk, Serebrennikovskaya st., 37, TIN: 5406102877, BIC: 045004874, c/a: 30101810500000000874;*
7. *40702810400120000152, The Investment Bank for Scientific, Technological and Social Development "Sibacadembank" , 650099, Kemerovo, Nogradskaya st., 5C, TIN: 5408117935, BIC: 043207784, c/a: 30101810400000000784;*
8. *40702810126020102036, The Affiliated Company of the Stock Investment Bank of the RF, Kemerovo division № 8615, 650066, Kemerovo, Oktyabrsky av., 53, TIN: 7707083893, BIC: 043207612, c/a: 30101810200000000612;*
9. *40702810100700000201, The Kuzbass Subsidiary of the Public Cooperation Company "Investment Bank for Business Development "Guta-Bank", 650066, Kemerovo, Oktyabrsky av., 53/2, TIN: 7710353606, BIC: 043207739, c/a: 30101810400000000739;*
10. *40702810130290000044, The Kemerovo Representative Office of the JSC Investment Bank "Autobank-Nikoil", 650055, Kemerovo, Krasnoarmeyskaya st., 36, TIN: 7707027313, BIC: 043207724, c/a: 30101810800000000724;*
11. *40702810600150001579, The Affiliated Company of the Novosibirsk JSC "Alfa-Bank", 630004, Novosibirsk, Dmitrov av., 1, TIN: 7728168971, BIC: 045004774, c/a: 30101810600000000774;*
12. *40702810400000000648, The Limited Liability Company Investment Bank "Industrialny", 119827, Moscow, Komsomolsky av., 42, TIN: 7704027393, BIC: 044583310, c/a: 30101810700000000310;*
13. *40702810600005582190, The Stock Investment Bank "Eurofinance", 121099, Moscow, New Arbat, 29, TIN: 7703115760, BIC: 144525204, c/a: 30101810900000000204;*
14. *40702810100120000256, The Subsidiary of the JSC Investment Bank "Moskovsky Delovoy Mir", 650003, Kemerovo , Lenin av., 137/3, TIN: 7706074960, BIC : 043207791, c/a: 30101810600000000791;*
15. *40702810826020102640, The Affiliated Company of Stock Investment Bank of the RF, Kemerovo division №8615 , 650066, Kemerovo, Oktyabrsky av., 53, TIN: 7707083893, BIC: 043207612, c/a: 30101810200000000612;*
16. *40702810817000000044, The Subsidiary of the JSC "Transcreditbank", 630089, Novosibirsk, B. Bogatkov st., 221, TIN:7722080343, BIC: 045005787, c/a: 30101810500000000787;*

17. *40702810800500000017, The Kemerovo Representative Office of the JSC Bank "Alemar", 650070, Kemerovo, Molodyezhny av., 7/1, TIN: 5406102877, BIC: 043207786, c/a: 30101810000000000786;*
18. *40702810100040000005, The Subsidiary № 4 of the JSC Bank "Zenit", 650099, Kemerovo, Soviets av., 77/1, TIN: 7729405872, BIC: 043207730, c/a: 30101810700000000730;*
19. *40702810700042000005, The Subsidiary № 4 of the JSC Bank "Zenit", 650099, Kemerovo, Soviets av., 77/1, TIN: 7729405872, BIC: 043207730, c/a: 30101810700000000730;*
20. *40702810200120000392, The Subsidiary of the JSC Investment Bank "Moskovsky Delovoy Mir", 650003, Kemerovo , Lenin av., 137/3, TIN: 7706074960, BIC: 043207791, c/a: 30101810600000000791;*
21. *40702810800120000433, The Subsidiary of the JSC Investment Bank "Moskovsky Delovoy Mir", 650003, Kemerovo , Lenin av., 137/3, TIN: 7706074960, BIC: 043207791, c/a: 30101810600000000791;*
22. *40702810400400000001, The Affiliated Company of the JSC Bank for Foreign Trade "Vneshtorgbank", 650099, Kemerovo, Ostrovsky st., 12, TIN: 7702070139, BIC: 043207756, c/a: 30101810700000000756;*
23. *40702810500320000138, The Kemerovo Representative Office of the JSC "Alfa-Bank", 650099, Kemerovo, Ostrovsky st., 12, TIN: 7728168971, BIC: 043207745, c/a: 30101810300000000745.*

Currency accounts:

1. Current account № 40702840000000000111, The JSC Investment Bank "Kuzbassugolbank", 650099, Kemerovo, Oktyabrsky av., 2, TIN: 4205002253, BIC: 043207796, c/a: 30101810100000000796;

2. Transit account № 40702840300001000111, The JSC Investment Bank "Kuzbassugolbank", 650099, Kemerovo, Oktyabrsky av., 2, TIN: 4205002253, BIC: 043207796, c/a: 30101810100000000796;

3. Transit account № 40702276300000000016, The JSC Investment Bank "Kuzbassugolbank", 650099, Kemerovo, Oktyabrsky av., 2, TIN: 4205002253, BIC: 043207796, c/a: 30101810100000000796.

1.3. Information about the issuer's auditor

The auditor's company name: **The Public Cooperation Company "Unicon"**

The PCC "Unicon" is registered by the inspection № 26 of the RF Ministry of Taxation of the Southern district of Moscow.

The certificate of the auditor's being reckoned in the State Register of legal entities: dd 09.17.2003, series- 77 № 006871546, state file number -1037739271701.

Location: 117545, Russia, Moscow, Varshavskoye road, 125.

Telephone number :(095) 3197290, 3195690, 7975665;

Fax: **(095) 3195909, 7975660;**

E-mail: **reception@bdo.ru**

License data:

License number: **E 000547 for auditorial practice**

Issue date: **06.25.2002**

Expiration date: **06.24.2007**

Licence body: **The RF Ministry of Treasury**

The PCC "Unicon" audited collated bookkeeping accounts of the JSC "Kuzbassenergo" for 2003. The audit was carried out according to the Federal Law №119 on auditorial practice dd 08.07.2001 and federal auditorial standards confirmed by the Government Decree № 696 dd 09.23.2002, also other legal acts regulating auditorial practice and the auditor's own standards.

Procedure of the auditor elections:

According to the article №10 of the Company's Charter the auditor's candidature is approved by the Shareholders Assembly.

The Federal Law on Joint Stock Companies does not determine term and nominating procedure, also this act does not concede a right of nominating a candidate to the shareholders.

For this reason the auditor's candidature is determined by the Board of Directors while discussing questions of preparing and holding annual shareholders meeting.

The auditor is independent from the issuer.

Factors of the auditor's independence: According to the article №12 of the Federal Law on auditorial practice dd 02.07.2001, auditorial examination cannot be carried out:

1) *by auditors presenting founders (participants) of the issuer, its administration bodies, accountants, and other persons responsible for bookkeeping and financial accountancy;*
2) *by auditors being in close relationships (parents, spouses, brothers, sisters, children, also brothers, sisters, parents and children of spouses) with founders (participants) of the issuer, its office personnel, accountants and other persons responsible for bookkeeping and financial accountancy;*
3) *by auditorial organizations whose administration and office personnel presents founders (participants) of the issuer, its office personnel, accountants and other persons responsible for bookkeeping and financial accountancy;*
4) *by auditorial organizations whose administration and office personnel is in close relationships (parents, spouses, brothers, sisters, children, also brothers, sisters, parents and children of spouses) with founders (participants) of the issuer, its office personnel, accountants and other persons responsible for bookkeeping and financial accountancy;*
5) *by auditorial organizations whose founders (participants) are presented by the issuer, by auditorial organizations being the founders (participants) of the issuer, also in respect of subsidiaries and affiliated companies of the issuer and in respect of organizations having the same founders as the auditorial organization;*
6) *by auditorial organizations and independent auditors who had been engaged in bookkeeping and financial accountancy of the issuer for 3 years preceding the auditorial examination.*

There are no serious interests connecting the auditor (the auditor's office personnel) and the issuer (the issuer's office personnel).
The auditor has no share in the issuer's authorized capital.
The issuer did not provide the auditor with credits.
There are no family or business relations between the auditor and the issuer.
The issuer's office personnel don't coincide with the auditor's one.
The payment of the auditor's services is assigned by the issuer's Board of Directors; there are no postponed or expired payments.
The auditor carries out control over the issuer's financial and economic activities under a right in the Federal Law and according to their agreement.
Concerning the results of auditorial examination the auditor makes a report including:
-acknowledged authenticity of the data presented in the issuer's financial accounts;
-information about violation of bookkeeping and accountancy procedure prescribed by the RF legal acts, also about violation of the RF laws regulating financial and economic activity.

1.4. Information about the issuer's valuator
The valuator's company name: **The Public Cooperation Company "ENPI Consult".**
Location: **115191, Moscow, Dukhovsky by-st., 14.**
Telephone number/ fax: **(095)9521041/ (095)9544408.**
E-mail: **npg@npg.ru**
License data:
License number: **000031**
Issue date: **08.06.2001**
Expiration date: **08.06.2004**
License body: **The Ministry of Property Affairs**
Information about evaluation services:
Revealing the replacement value of fixed assets with regard to 01.01.2000, consulting concerning revaluation of a part of long-term capital;
Revealing the replacement value of fixed assets with regard to 01.01.2001, consulting concerning revaluation of a part of long-term capital;
Revealing the replacement value of fixed assets with regard to 01.01.2002, consulting concerning revaluation of a part of long-term capital;

Revealing the total replacement value of fixed assets with regard to 01.01.2003, consulting concerning revaluation of the issuer's long-term capital according to The Regulations on cash management (6/01).
Revealing the total replacement value of fixed assets being on balance of the JSC "Kuzbassenergo" with regard to 01.01.2004, consulting concerning revaluation of the issuer's long-term capital according to The Regulations on cash management (6/01).
Calculation of the total replacement value was carried out on the ground of the valuator's analyzing enlarged inventory tables, accountancy documents and evaluating task, also on the ground of technical condition of the objects presented by the JSC "Kuzbassenergo".
Evaluation was carried out under a right in the Federal Law №135 on evaluating practice in the Russian Federation dd 07.29.1998, also according to evaluating standards obligatory for valuators (the Government Decree №519 dd 07.06.2001), basic principals enumerated in the International Evaluating Standards (IES1-IES4), also according to the Standards for Professional Practice and the Ethic Code of the Russian Evaluating Association.
The valuator was not engaged in the issue of 1995.

1.5. Information about the issuer's consultants

Financial and other consultants of the Share Market were not engaged by the issuer.

1.6. Information about subscribers of the quarterly report
Chief Accountant-**Rumova Alevtina Nikolaevna**
Telephone number: **(384-2)293358**
Fax: **(384-2)293777**

II GENERAL INFORMATION ON THE FINANCIAL AND ECONOMIC SITUATION OF THE ISSUER

2.1. Figures of financial and economic activity of the issuer

Figures	Calculation method	End of financial period/III quarter
Net assets value, roubles	The Procedure established by the Monetary Fund of the Russian Federation and The Federal Committee for joint stocks	25524373000
Ratio of the yield assets to the authorized capital and reserves, %	(form (f)№1 page (p) 590+ f№1 p690- f№1 p650- f№1 p640)/(f№1 p490+ f№1 p650+ f№1 p640)*100	30.41
Ratio of short-term liabilities to the authorized capital and reserves, %	(f№1 p690- f№1 p650- f№1 p640)/(f№1 p490+ f№1 p650+ f№1 p640)*100	21.54
Payouts on promissory notes, roubles	(f№2 p190+repay-dividents)/(f№1 p620+ f№1 p610+ f№2 p070)	-0.07
Level of the expired account payable, %	Sum of the account payable/(f№1 p590+ f№1 p690- f№1 p650)*100	1.34
Net assets circulation	f№2 p010/sum of the net assets	0.13
Circulation of the account payable	f№2 p020/(f№1 p520+ f№1 p620+ f№1 p510+ f№1 p610)	0.49
Circulation of the account receivable	f№2 p010/(f№1 p230+ f№1 p240- f№1 p244)	0.83
Share of yield tax in total yield before taxation, %	f№2 p151/ f№2 p140*100	-6.84

By termination of financial period the value of the issuer's net assets had been reduced at 222453 rubles as compared with II quarter of 2004. The amount of the net assets with regard to 09.30.2004 was 42 times more than the Authorized capital of the Company, that speaks for its financial stability. For the financial period some figures denoting financial dependence of the Company from credits were also reduced. In III quarter the circulation of the account payable remained on the same level. A positive factor presents low level of the expired account payable and the Company's capacity to satisfy its liabilities without significant delays.

2.2. Market capitalization of the issuer

Ordinary stock trading takes place in:

Company names of trading organizers: ***The Ordinary Partnership "Stock Exchange of the Russian Trade Union (RTU)";***

The Public Cooperation Company "Moscow Interbank Foreign Exchange";

The Ordinary Partnership Stock Exchange "Saint-Petersburg".

The Ordinary Partnership "Stock Exchange of the RTU": The ordinary stock of the JSC "Kuzbassenergo" is dealt on the Classic Market System and is in the list for calculating the Index of the Stock Exchange of the RTU. The ordinary stocks were entered in the list "the Stock Exchange of the RTU -2" in 06.23.1997 and excluded in 01.04.2000 to be included in the "Classic Market List".

With regard to 1999 market capitalization is calculated on the ground of 10 most important transactions carried out by the RTU during the last 3 months and presents 52002792 USD.

With regard to 2000 market capitalization is calculated on the ground of 10 most important transactions carried out by the RTU in December, 2000 and presents 49483720 USD.

With regard to 2001 market capitalization is calculated on the ground of 10 most important transactions carried out by the RTU during the last 3 months and presents 72460821 USD.

In 2002 there were 129 transactions carried out by the RTU including 3 of them in December and 6 transactions for the last 3 months, i.e. the issuer's market capitalization for 2002 is calculated on the ground of stock buying price determined by the Stock Exchange of the RTU with regard to 12.31.2002 (0.19$*606163800=115171122$).

During the period of 10.01.2003-12.31.2003 there was registered 1 transaction in the Stock Exchange of the RTU with total sale volume of 5000 stocks or 2500 USD.

There were registered 3 transactions in the Stock Exchange "Saint-Petersburg" with total sale volume of 23400 stocks or 11712.56 USD.

As for this financial period there were registered less than 10 transactions with ordinary stocks of the JSC "Kuzbassenergo", market capitalization is calculated on the ground of stock buying price determined by the Stock Exchange of the RTU with regard to 12.31.2003 (0.48$*606163800=290958624$).
In I quarter of 2004 there were registered 3 transactions in the Stock Exchange of the RTU, market capitalization is calculated by analogy with the account of 2003 and presents 0.674$*606163800=408554401$.
In II quarter of 2004 there were registered 10 transactions in Stock Exchange of the RTU with total sale volume of 455300 stocks or 301333 USD including 1 transaction in June. Thus market capitalization for II quarter is calculated on the ground of stock buying price with regard to 06.30.: 0.6000$*606163800=363698280$.
*In III quarter of 2004 there were registered 2 transactions with total sale volume of 32440 stocks or 19997 USD including in June and 2 transactions in September. Thus market capitalization for III quarter is calculated on the ground of stock buying price with regard to 09.30.: 0.61100*606163800=370366082$.*

2.3. The issuer's liabilities

2.3.1. Account payable with regard to 09.30.2004

Account payable	Payment deadline					
	30 days	39-60 days	60-90 days	90-180 days	180 days-1year	1year and more
Account payable, in all	**2061383890**	**684378724**	**1317622390**	**194977711**	**111069461**	**2855709402**
Including:						
expired account payable, in all	0	0	0	0	0	0
Assets on loan, in all	1303920000	461106000	186000000	0	0	110000000
expired account payable of assets on loan	0	0	0	0	0	0
Credits	848000000	410466000	186000000	0	0	0
Loans	455920000	50640000	0	0	0	110000000
Including:						
Bond issues	0	0	0	0	0	0
Other account payable, in all	757463890	223272724	1131622390	194977711	111069461	2745709402
Including:						
To suppliers and contractors	274505319	93804892	290611084	119790136	10963813	1843210738
Bills to pay off	0	0	779698317	0	0	0
To subsidiaries and affiliated business divisions	28547844	7121135	16632163	3223628	137254	0
Salary payments	38822090	5253843	0	0	0	0
To budget and non-budget funds	361937635	18783905	27842318	32601419	55861662	60932838
Including:						
Expired payments	0	0	0	0	0	0
Other account payable	53651002	98308949	16838508	39362528	44106732	293174826
Altogether:	**2061383890**	**684378724**	**1317622390**	**194977711**	**111069461**	**2855709402**

Creditor's company name	Location	Sum of account payable, roubles	Expired payment	Fines	Affiliated or not	Share in the issuer's Authorized capital
The Russian Stock Company "United Power Systems of the Russian Federation"	Moscow	1290372000	0	0	affiliated	49%

The account payable of the issuer (including credits and loans) is reduced at 515263 rubles in comparison with the previous period, including obligations to suppliers and contractors-at 532352 roubles, to subsidiaries and affiliated business divisions- at 37977 roubles.
The basic increase of the account payable in III quarter:
-payments to budget and non-budget funds -132789 roubles;
-payments on bills given to suppliers and contractors as repayment-127162 roubles;
-salary payments-5708 roubles.
In III quarter the share of expired account payable is reduced from 1.7% to 1.34% with its abatement of 25687 roubles in absolute value.

2.3.2. Credit history of the issuer

Figures	With regard to 09.30.2004
Net assets value with regard to the end of financial period, roubles	25524373000
Assets on loan, in all, roubles	2061026000
Assets on loan share in net assets value, %	8.07

The JSC "Kuzbassenergo" did not make credit or loan contracts with total sum of payment composing 10 and more percent of net assets value.
In September 20 the Board of Directors arrived at a decision concerning Company's Credit Policy and establishing the credit limit for IV quarter of 2004:

1. *To approve participation of the JSC "Kuzbassenergo" in replenishing circulating credit assets with total sum of about 1480 mln roubles in the following banks:*

-The Stock Investment Bank "Kuzbassugolbank": sum-about 104.0 mln roubles, term- 6 months, interest earned-11.75%, with circulating assets in pledge;
-The JSC Bank "Uralsib": sum-about 300.0 mln roubles, term- 3 months, interest earned-11.0%, with circulating assets in pledge;
-The Stock Investment Bank of the RF, Kemerovo division: sum-about 700.0 mln roubles, term- 1 year, interest earned-11.0%, with circulating assets in pledge;
-The JSC Bank "Alemar": sum-about 20.0 mln roubles, term- 3 months, interest earned-11.5%, with circulating assets in pledge;
-The JSC Bank "Zenit": sum-about 200.0 mln roubles, term- 3 months, interest earned-11.75%, with circulating assets in pledge;
-The JSC "Alfa-bank", Kemerovo division: sum-about 126.0 mln roubles, term- 3 months, interest earned-13.0%, without security;
-The JSC "Vneshtorgbank": sum-about 30.0 mln roubles, term- 3 months, interest earned-12.5%, with circulating assets in pledge;
On condition that the JSC "Kuzbassenergo" is to pay off credits with total sum of 1480 mln roubles in IV quarter.
2. Change of banks-creditors is allowed in case of more suitable credit conditions without changing total credit sum and credit terms.

2.3.3. The issuer's liabilities against the third parties security
For financial period the issuer did not carry out transactions ensuring liabilities against the third parties security.

2.3.4. Other liabilities of the issuer
The issuer did not entered into contracts, including forward deals, that are not mentioned in accounting balance sheet and that can largely influence financial situation of the issuer, its liquidity, sources of investment, results of activity and expenditures.

2.4. The purpose of the issue and direction of the assets using resulted to distribution of the issuing securities
In the financial period the issuer did not carry out the issue to involve assets resulted to distribution of the issuing securities.
Since the official registration the issuer carried out 2 issues answering the following condition: to register a report of the issue results.

Issue number: 1
Type: ordinary
Kind of securities: registered
Par nominal value of 1 security: 1
Amount of securities: 3030819
Issue volume: 3030819
Information about the official registration of the issue:
Registration date: 07.25.1994
File number: 39-1n-00734
Registration body: financial organizations
Placement way: private subscription
Placement period: 01.12.1994-01.21.1994
Current situation of the issue: placement completed
Amount of placed issuing securities according to the official report of the issue results: 3030819
Information about the official registration of the report:
Registration date: 10.25.1999
Registration body: The National Bank of the Russian Federation

Issue number: 2
Type: ordinary
Kind of securities: registered
Par nominal value of 1 security: 1
Amount of securities: 603132981
Issue volume: 603132981
Information about the official registration of the issue:
Registration date: 11.23.1995
File number: 39-1-00970
Registration body: financial organizations
Placement way: distribution among shareholders
Placement period: 11.23.1995-11.23.1995
Current situation of the issue: placement completed
Amount of placed issuing securities according to the official report of the issue results: 603132981
Information about the official registration of the report:
Registration date: 03.27.1996
Registration body: financial organizations

2.5. Risks related with acquisition of the distributing (distributed) issuing securities

2.5.1. Branch risks

According to territorial peculiarities the JSC "Kuzbassenergo" carries out its activity only within the Russian Federation. The Company considers the most important changes in electric power industry to be reforming the Supranational Russian Stock Company "United Power Systems of the Russian Federation" and in particular single area companies including itself. Reforming the JSC "Kuzbassenergo" is based on detachment of some companies but with proportional distribution of their stocks among the shareholders of the JSC "Kuzbassenergo".

Besides the following factors can influence the issuer's activity:

- ***Possible entrance of large energy consumers into the Federal Wholesale Market of Energy and Power (FWMEP). Nowadays there are 2 branches of energy market in Russia: the FWMEP divided into 3 isolated price zones: European, Siberian and Far Eastern- and independent sector "5-15". The former's activity is strictly regulated and controlled by the Federal Energy Committee of the RF (FEC); the latter is established in November 1, 2003 as intervening stage between monopolized and independent market. Unlike the FWMEP this one is absolutely new sector based on principals of competition and independent pricing. For the present, only western regions of Russia can use it. Siberian region is sure to join them not earlier than in III quarter of 2004. Since 2000 The JSC "Kuzbassenergo" takes part in excess energy trading (buying) in the FWMEP. The only reason is economic expedience: it helps strengthening the***

balance between electric energy and power then reducing the cost price of its own energy generating. In 2003 the balance brought forward of the FWEMP was 5 billions 130 mln kilowatt (kW) p. h. with regard to own energy production of 24.9 billion kW p. h., that is 70% more than volumes determined by the FEC. At the expense of over the plan buying the power system managed to reduce cost price at 170 mln rubles. Entrance of large energy consumers into the FWMEP (the JSC Novokuznetsk Aluminum Plant and the Limited Liability Company "Metalenergofinance") caused some difficulties. Just the JSC Novokuznetsk Aluminum Plant consumed about 17% of electric energy. As a result for the last year the gross profit of loss of the JSC"Kuzbassenergo" composed about 200 mln roubles and it is bound to increase to 700-800 mln roubles in 2004. Possible mechanism of compensation transaction is just submitted for consideration to the Ministry of Economic Development and in is not known whether it will be ratified or not.

- *Changes in energy consumption among the groups of consumers caused by reducing the production volume of some industrial enterprises can lead to decrease of generating energy in money equivalence.*
- *Bankruptcy can lead to impossible indemnity of arrears for consumed energy.*
- *Lowering living standards of people of low economic status can lead to lowering the level of energy payment among this group of people.*
- *Inopportune and not quite indemnity of benefits presented to people according to the Government Decree.*
- *Risks related with change of energy tariffs which can badly influence financial and economic situation of the issuer. By Law tariff change is allowed to be carried out only once a year, moreover actual inflation level can exceed the planned one (determined by tariffs), that can lead to the gross profit of loss.*

2.5.2. Country and regional risks

The main factors of political and economic risks include imperfection of law system regulating economic affairs and court system, and variable taxation law.

The majority of economic factors are out of control of the issuer. Nobody can guarantee that recent trends in Russian economy including growth of the Gross Domestic Product, relative stability of the ruble and lowering inflation rate will remain in future. Besides variation of the world oil and gas prices, strengthening the ruble with regard to the US dollar, also weakening credit policy and other factors can badly influence Russian economy and the issuer's business activity.

Russian economy is not protected from market fluctuation and delaying economic development of other countries. According to precedents, financial problems or fear to invest developing countries can lead to reducing the amount of foreign investment and badly influence Russian economy.

Ecological factors are related with the issuer's basic activity, as generating and distributing electric and heat energy demands great amounts of natural resources and leads to environment pollution. To avoid ecological risks the issuer also needs investments to buy environment-friendly equipment and to pay for use of natural resources.

There are regional risks related with reforming the JSC "Kuzbassenergo". To avoid these risks the issuer's management bodies hold consultations with Regional and City Administrations. This activity is confirmed by the Administration Decree №54 on reforming the JSC "Kuzbassenergo" dd 04.26.2002 and by the Administration Decree №49 on reforming the JSC "Kuzbassenergo" and social security in power industry dd 03.28.2003, this project is supported by the list of demands of regional administration bodies to the management bodies of the Company.

In September 20 the Supranational Russian Stock Company "United Energy Systems of the Russian Federation", the JSC "Kuzbassenergo" and the Administration of Kemerovo Region signed trilateral agreement on further reforming.

According to the agreement the Administration of Kemerovo Region is to contribute to process of reforming the JSC "Kuzbassenergo", in particular while its separation.

Risks related to geographical peculiarities of the region:

-Risk of damage caused by natural disasters: risk of floods, risk of earthquakes.

-Risk of military conflict and state of emergency is considered to be less probable as ethnic and social situation in the region is not critical. But there is risk of terrorism, to minimize it the JSC "Kuzbassenergo" intensified safety arrangements in the most important objects. Special attention is

paid to power stations, large power substations, pumping stations, stores of combustibles and lubricants and other objects of this kind. Enterprises tightened the check-point procedure for motor transport and employees including the use of hand and fixed metal-detectors. Special barriers prevent from illegal penetration of motor transport to the territory. The parking places are moved away from the energy generating objects, special attention is paid to organizing cooperation of the Security Service of the JSC "Kuzbassenergo" with the State Traffic Inspection and departments of the Board of Internal Affairs and the Ministry of Emergencies. The most important objects situated at a far distance are regulated with video and patrol supervision.
There is a plan of measures aimed at technical improving the objects of power industry for 2005. Volumes of financing are determined to be about 40 mln roubles.

2.5.3. Financial risks

Risks related with changing the interests earned can influence the issuer's activity with regard to intake bank credits, nowadays there is a tendency to reduce interests earned, that is favorable for the issuer presenting a debtor. The Company takes in assets on loan with regard to interest earned that is less than the refinancing one, determined by the National Bank of the Russian Federation. An average interest earned with regard to 10.01.2004 presents 10.83%.
Concerning tariffication, there is risk of establishing by the Regional Energy Committee of Kemerovo Region tariffs not covering costs of production and the gross profit of loss in connection with reduce of the receipts.
Risks concerned the current financial accountancy present risks related with possible changing the prices of raw materials, fuel, services and risks that can badly influence the cost price of the issuer's products and services.
The issuer is not subjected to currency risks.
There are financial risks concerned future reforming of the issuer (reorganization by means of separation):

- *growth of expenses to the official registration of the issuer's real estate, employment of consultants, evaluation of the estate, implementing compensation program for employees to be discharged while reforming and reorganizing, establishment of repairing and servicing enterprises etc. According to the business plan of 2004 the expenditure volume is to be 118035 roubles;*
- *anticipatory payout of account payable and other obligations to the creditors of the issuer, also indemnity of damage caused them by reorganization. The initiative party can be presented by the creditors with long-term liability: the Russian Stock Company "United Energy Systems of the Russian Federation", the Ministry of Taxation, non-budget funds. Approximate sum of such liability presents 3014.4 mln rubles;*
- *demand of the shareholders speaking against reorganizing or not participating in voting to buy a part or total amount of the issuer's stocks belonging to them.*

2.5.4. Legal risks

Legal risks related with changes in currency regulation, taxation laws, rules of customs control, changes in license demands and court practice can badly influence the results of the issuer's activity and also the results of current litigations with the issuer's participation.
-Changes in taxation laws concerning increase of tax rate or changing the procedure and terms of tax paying can lead to reducing the net yield of the issuer, and then to reducing the sum of stock dividends.

-Changes in license demands can lead to extending the term of preparing the documents necessary to prolong the license. But in general this risk is considered to be insignificant except for the cases when to prolong the license or to carry out activity liable to licensing the issuer should observe demands which it cannot fulfill or when such fulfillment is related with excess expenditures and leads to ceasing the issuer's activity.
-In financial period there were no changes in court practice concerning questions that could badly influence the results of the issuer's activity.
The issuer is subjected to the risks related with changes in regulating the energy tariffs. Since 2002 the RF Government establishes limiting tariff level for each region. The FEC calculates it in particular for each region. In 2002 the limiting tariff level was 35% but actual increase was 27% according to data

presented by the State Committee of Statistics, and 24% according to the FEC. In 2003 the limiting tariff level presented 14% (including tariffs established by the FWMEP-19%). By prior calculations of the FEC, in 2004 the increase of average tariff should have been 11.1%, but after meetings with regional energy committees and energy generating companies the prognosed increase of average energy tariff was corrected and presented 13.1%.
In August 27, 2004 at their final meeting in Moscow the Federal Tariff Service (FTS) and representatives of regional energy committees considered the limiting tariff levels for 2005-2006. Since 2005 the energy tariffs are established by special procedure-minimum and maximum level is determined for each region.
With regard to 2005 the minimum average tariff established for the JSC "Kuzbassenergo" is about 63.9 kopeck (kop) for kW p. h. (increase of 10.18%). The maximum level of energy tariff is 65.8 kop. (increase of 12.21%).
In Kuzbass energy tariffs for different groups of people are approved by the Regional Energy Committee of Kemerovo Region on the ground of minimum and maximum levels established by the FTS.

2.5.5. Risks concerned the issuer's activity

In the financial period the issuer was not submitted with debt enforcements that can lead to its liquidation.
Some cases of tax arrears to the budget and non-budget funds are on trial in different courts, but the issuer does not consider them to be significant, as possible complying cannot lead to liquidation or bankruptcy of the issuer.
Three subsidiaries are acknowledged to be insolvent: the Limited Liability Company "Supervolokno" and the Joint Stock Company "Andreevsky" are on contesting production, the Joint Stock Company "Kuzbasshydroenergostroy" is under external control for 12 months.

III. DETAILED INFORMATION ABOUT THE ISSUER

3.1. Information about the issuer's establishment and development
3.1.1. Information about the issuer's company name

The Kuzbass Joint Stock Company of Energetics and Electrification
(the JSC "Kuzbassenergo")
Before privatization- the Kuzbass Industrial Unit of Electrification and Power Engineering.
The Kuzbass Stock Company of Electrification and Power engineering.
Established: 11.10.1993
The Kuzbass Joint Stock Company of Electrification and Power Engineering.
Established: 05.15.1996

3.1.2. Information about the state registration of the issuer
Registration date: **12.30.1993**
File number: **1901**
Registration body: **The Administration of Kemerovo Region**
According to the Federal law on official registration of legal entities, the JSC "Kuzbassenergo" is registered in the State Register of legal entities in July 23, 2002 with the official file number - 1024200678260 (official certificate: series 42 №001926135, registered by the Inspection of the RF Ministry of Taxation in Kemerovo Region).

3.1.3. Information about the issuer's establishment and development

The Joint Stock Company "Kuzbassenergo" is established according to the Edicts of the President of the Russian Federation № 922 on reorganizing the enterprises of power industry in stock companies dd 08.14.1992, № 923 on managing the power system of the Russian Federation while privatization dd 11.05.1992, and № 1334 on operating the Edict of the President of the Russian Federation № 922 in power industry.

The Company presents the assignee of the Kuzbass Industrial Unit of Electrification and Power Engineering.

The basic purpose of establishing the privatized enterprises is enforcing the efficiency of economic system of the country and the transition from planned economy to market relations.

The JSC "Kuzbassenergo" is established for indefinite period.

The main aim of its activity is getting profit.

To achieve this aim the Company can carry out any kind of activity allowed by law including:

- *supply (sale) of heat and electric energy according to the established tariffs and dispatching schemes of heat and electric load;*
- *buying electric energy in the FWMEP;*
- *buying heat and electric energy in energy generating enterprises;*
- *generating heat and electric energy;*
- *transmission of heat and electric energy;*
- *dispatching control and complying with conditions of power supply and power consumption;*
- *exploitation of equipment according to official standards, opportune and high grade repairing, rigging with new equipment and reconstruction of energy objects, also developing the electric power system;*
- *exploitation of energy objects being out of the Company's balance according to agreement with the owners of these objects;*
- *capital repairing, rigging with new equipment, reconstruction and development of the single area electric power system;*
- *mounting and repairing the energy objects, heat power and electric power equipment;*
- *exploitation, installation and repairing power generating boilers and vessels working under pressure, steam and hot water manifold;*
- *deployment of new methods and technologies providing effective, safe and clean operating the industrial objects of the Company, conditions for developing the electric power system and implementing scientific and technological innovatory programs;*
- *realization of energy to power supplying organizations;*
- *gathering payments for public utilities;*
- *maintaining the efficiency of electric and heat supply systems;*
- *exploitation of electric supply systems;*
- *exploitation of heat supply systems;*
- *engineering researches on building constructions of I and II levels according to the official standard;*
- *designing constructions of I and II levels according to the official standard;*
- *building constructions of I and II levels according to the official standard;*
- *conveying people by motor transport;*
- *conveying loads by motor transport;*
- *conveying loads by rails;*
- *medical attendance including sanatorium-and-spa treatment;*
- *development of communications including electric communications;*
- *educational activity;*
- *foreign economic activity;*
- *use of natural resources;*
- *storing oil and its products;*
- *exploitation of explosive industrial objects;*
- *exploitation of ignitable industrial objects;*
- *exploitation of chemically dangerous industrial objects;*
- *mining minerals necessary for building activity;*
- *radiography activity with equipment containing radioactive materials;*
- *maintaining equipment containing radioactive materials and their derivatives;*
- *regulation of radioactive situation;*

- *conveying the wrappings containing radioactive materials and their derivatives;*
- *storing radioactive devices and appliances;*
- *exploitation and attendance of the objects of the State Technical Inspection;*
- *activity connected with use of dangerous wastes;*
- *defense activity carried out by the Company's Security Service and regulated by the Federal Law on independent detective and defense activity in the Russian Federation and other legal acts;*
- *organizing measures related with mobilizing, civil security, emergencies, protection of the top secret information according the RF legislation;*
- *other activity allowed by law.*

The JSC "Kuzbassenergo" is one of the largest electric power systems belonging to the Holding of the Supranational Joint Stock Company "United Energy Systems of the Russian Federation"-the energy grid of the Company presents the 6th one concerning power carrying capacity and the 5th one concerning the amount of generating energy. The share of energy generated by the JSC "Kuzbassenergo" presents more than 30% of total balance.

The Electric Power System contains 8 power stations. Their summary electric power capacity is 4667 MW, thermal power capacity is 6700.5 Gcal. p.h. Annual output of electric energy is 26-28 billions kW p.h. Annual output of heat energy is 15-20 mln. Gcal.

The Electric Power System includes 4 enterprises of supply network receiving, transmitting and distributing electric energy. On their balance there are 4601 substations with summary power-carrying capacity of 12984 kW. The length of power transmission lines is 31117 km.

Under control of the Management Department of the Heat Supply System there are 7 single area interconnected power systems and 1 boiler-house. The length of heat supply systems with diameter of 1200 mm is 485 km. In 1994 the Managing Body of the Heat Supply System established the first informational measuring system in Russia; it carries out telemetering, telesignalling, telecontrol and registration of heat distribution to consumers.

Energy sale is carried out by the affiliated company "Energosbyt", which has more than 4000 agreements on power supply with consumers.

The JSC "Kuzbassenergo" was one of the first companies in Siberia to build optical transmission line with the length of more than 400 km. It connected affiliated companies into one digital datum network.

The Company's goal is to maintain continuity of service of power system, that speaks for the effectiveness of production and investment attractiveness of the Company.

3.1.4. Contact information

Location: **Russia, Kemerovo, Kuznetsky av., 30;**
Telephone number: **(384-2)293359**
Fax: **(384-2)293777**
E-mail: **adm@kuzbe.electra.ru**
Internet address: **www.kuzbassenergo.ru**

The structure of the Executive body of the JSC "Kuzbassenergo" was confirmed by the order №709 dd 12.31.2003. On the ground of this order the Department of Corporate Management was established, it includes the Corporate Policy Department responsible for working with shareholders and investors. The Department has begun working since 01.01.2004. The head is Cherpinsky Pavel Valerjevich, 1974 with degree.

Location: **Russia, Kemerovo, Kuznetsky av., 30;**
Telephone number: **(384-2)777051**
Fax: **(384-2)777051**
E-mail: **cherpinskypv@kuzbe.electra.ru**

3.1.5. Taxpayer's identification number
4200000333
3.1.6. Affiliated companies and representative offices of the issuer

Company name: **the Tom-Usinsk Electric Power Station**

Location: **652880, Kemerovo Region, Myski-5**
Head of the company: **Glukhov Viktor Fedorovich**
Establishment date: **12.30.1993**
Assignment term: **12.31.2004**

Company name: **the Belovo Electric Power Station**
Location: **652644, Kemerovo Region, Belovo, Inskoy settl.**
Head of the company: **Artukh Valeriy Mikhailovich**
Establishment date: **12.30.1993**
Assignment term: **12.31.2004**

Company name: **the South-Kuzbass Electric Power Station**
Location: **652812, Kemerovo Region, Kaltan, Komsomolskaya st., 20**
Head of the company: **Vakhitov Kasim Bakirovich**
Establishment date: **12.30.1993**
Assignment term: **12.31.2004**

Company name: **the Kemerovo Electric Power Station**
Location: **650000, Kemerovo, Stantsyonnaya st., 15**
Head of the company: **Benedictov Aleksandr Viktorovich**
Establishment date: **12.30.1993**
Assignment term: **12.31.2004**

Company name: **the West-Siberian Thermoelectric Plant**
Location: **654040, Kemerovo Region, Novokuznetsk-40**
Head of the company: **Abramov Valery Vasilyevich**
Establishment date: **12.30.1993**
Assignment term: **12.31.2004**

Company name: **the Kuznetsk Thermoelectric Plant**
Location: **654034, Kemerovo region, Novokuznetsk-34**
Head of the company: **Kuzin Igor Viktorovich**
Establishment date: **12.30.1993**
Assignment term: **12.31.2004**

Company name: **the Novo-Kemerovo Thermoelectric Plant**
Location: **650021, Kemerovo-21, Predzavodskoy settl.**
Head of the company: **Sukhoveev Boris Ivanovich**
Establishment date: **12.30.1993**
Assignment term: **12.31.2004**

Company name: **the Kemerovo Thermoelectric Plant**
Location: **650001, Kemerovo-1**
Head of the company: **Vervain Constantine Aleksandrovich**
Establishment date: **12.30.1993**
Assignment term: **12.31.2004**

Company name: **the Northern Electric Supply Systems**
Location: **650000, Kemerovo, Ostrovsky st., 11**
Head of the company: **Vorov Yuri Leonidovich**
Establishment date: **12.30.1993**
Assignment term: **12.31.2004**

Company name: **the Eastern Electric Supply Systems**
Location: **650025, Kemerovo, Sarygin st, 11a**
Head of the company: **Tolstikov Victor Sergeyevich**
Establishment date: **12.30.1993**

Assignment term: **12.31.2004**

Company name: **the Central Electric Supply Systems**
Location: **652644, Kemerovo Region, Belovo, Inskoy settl., Fasadnaya st., 43**
Head of the company: **Dmitriyev Aleksandr Milyevich**
Establishment date: **12.30.1993**
Assignment term: **12.31.2004**

Company name: **the Southern Electric Supply Systems**
Location: **654005, Kemerovo Region, Novokuznetsk, Stroiteley av., 43**
Head of the company: **Miller Aleksandr Ivanovich**
Establishment date: **12.30.1993**
Assignment term: **12.31.2004**

Company name: **the Management Department of the Heat Supply Systems**
Location: **650070, Kemerovo, Svobody st., 10**
Head of the company: **Krumgolts Aleksandr Rudolfovich**
Establishment date: **12.30.1993**
Assignment term: **12.31.2004**

Company name: **the "Energosbyt"**
Location: **650036, Kemerovo, Lenin av., 90/4**
Head of the company: **Petrov Leonid Prokhorovich**
Establishment date: **12.30.1993**
Assignment term: **12.31.2004**

Company name: **the Management Department of the Petrovsky Thermoelectric Plant**
Location: **650000, Kemerovo, Kuznetsky av., 30**
Head of the company: **Amarelle Aleksandr Isaakovich**
Establishment date: **12.30.1993**
Assignment term: **12.31.2004**

Company name: **the "Kuzbassenergosvyaz"**
Location: **650000, Kemerovo, Kuznetsky av., 30**
Head of the company: **Aksenov Vladimir Vasilyevich**
Establishment date: **01.22.1997**
Assignment term: **12.31.2004**

Company name: **the Trunk Electric Supply Systems**
Location: **650000, Kemerovo, Kuznetsky av., 30**
Head of the company: **Antonov Yuri Vitalyevich**
Establishment date: **12.08.2003**
Assignment term: **12.31.2004**

Company name: **the Moscow Representative Office of the JSC "Kuzbassenergo"**
Location: **117261, Moscow, Leningradsky av., 70/11**
Head of the company: **Sadgyan Armen Sergeyevich**
Establishment date: **04.15.1998**
Assignment term: **12.31.2004**

3.2. Principal economic activities of the issuer
3.2.1. Industrial affiliation of the issuer

The National Classification of economic activities:
40.10.11-Energy generating by thermal power stations
40.10.2-Transmission of electric energy
40.30.2-Transmission of steam and hot water (heat energy)

51.56.4-Wholesale trading the electric and heat energy (without transmission and distribution)
74.60-Holding inquiries and maintaining security
74.14-Consultations concerning economic activity and management.

3.2.2. Basic economic activity of the issuer

Basic economic activities of the issuer are generating, transmitting and distributing electric and heat energy.

The JSC "Kuzbassenergo" presents the subject of natural monopoly operating in the sphere of public utilities transmitting the electric and heat energy in Kemerovo Region.

The share of income from basic activity in the gross yield of the issuer.

Period	With regard to 06.30.2004	With regard to 09.30.2004
Gross yield, roubles	9176618	12901349
Income from basic activity	8336720	11595463
Share ,%	90.85	89.88

The gross yield of the issuer presents sum of earnings from selling, operation and non-realization receipts – according to the form №2 "The report on receipts and expenses".

There is insignificant subsidence of the gross yield in III quarter of 2004 in comparison with II quarter (from 3916516 roubles to 3724731 roubles, i.e. 4.9%).

The income from basic activity in III quarter of 2004 is also reduced in comparison with II quarter, from 3576981 roubles to 3258743 roubles, i.e. 11.2%

This subsidence is explained by reduction of energy distribution. Generating heat energy has seasonal character that is reflected in lessening the energy realization in summer season. Generating electric energy presents incessant process, but increase of day duration in summer season causes lesser consuming.

The share of the issuer's income from major products

Major products	Income share, %	
	II quarter of 2004	III quarter of 2004
Electric energy	84.64	89.96
Heat energy	15.36	10.04
Altogether:	100.00	100.00

3.2.3. Major products (operations, services)

The major products of the issuer are electric and heat energy. The energy tariffs are established once a year by the Regional Energy Committee under a right in the Federal law №41 dd 04.14.1995.

Figures	II quarter of 2004	III quarter of 2004
Production volume, -electric energy, mln kW p.h. -heat energy, Gcal	 5305.160 2074.954	 5174.170 1237.513
Average tariff, -electric energy, cop. for kW p.h. -heat energy, roub. for Gcal	 57.246 266.591	 56.978 266.777
Sum of earnings from sale, roubles -electric energy -heat energy	 3019834000 548147000	 2931680000 327063000
Share of total sum of earnings, % -electric energy -heat energy	 81.38 14.78	 78.71 8.78
Price index of power engineering products, % (with regard to the previous year)*	100.5**	100.3**

**The price index is determined by the State Committee of Statistics*
***with regard to the previous period.*

Sale scheme of major products:

Major products	Sale scheme	III quarter of 2004
-electric energy	Direct sale, %	100
	Own sale system, %	-
	Dependent sale system, %	-
	Other ,%	-
-heat energy	Direct sale, %	100

	Own sale system, %	-
	Dependent sale system, %	-
	Other ,%	-

Sale has seasonal character, that is reflected in greater energy consumption in autumn-winter period. There is an opposite trend in spring-summer period: the level of energy consumption for lightning and heating lessens.

Scheme of production and sale expenses:

Expenses item	II quarter of 2004	III quarter of 2004
Raw materials, %	1.6	1.8
Acquired completion articles, semi-finished products, %	-	-
Fuel ,%	40.1	30.9
Energy, %	4.1	8.1
Salary expenses, %	7.2	7.6
Interests earned, %	-	-
Lease payment, %	-	-
Assignments for social needs, %	2.4	2.2
Fixed assets repay, %	12.2	12.4
Taxes included into cost price of products,%	3.4	4.7
Operations and services carried out by other organizations, %	1.2	1.4
Other expenses, % -subscription payments to the JSC "United Energy Systems of the Russian Federation" -intangible assets repay, % -remuneration for rationalization proposals, % -insurance payments, % -representative expenses, % -other, %	26.5 1 - 0.3 -	13.1 13.1 - 0.6 - 0.1 17.1
Altogether: production and sale expenses (cost price), %	100	100
Earnings from sale of products (operations, services),%	94.74	96.30

Reckoning the cost price is carried out according to the Accounting policy of the Company that excludes reckoning the separate products (operations, services).

3.2.4. Information about the issuer's suppliers providing with 10 and more % of all marketable products, also on their share in the total supply volume

The main coal suppliers are: the Firm "Siberian coal" of the JSC Coal Company "Kuzbassrazrezugol" (Kemerovo), the JSC "Siberian Coal Energy Generating Company" (Moscow), the JSC "Joint Coal Company "Yuzhkuzbassugol" (Novokuznetsk).

The natural gas is supplied by the JSC "Siberia-Ural Petrochemical Company"

Supplier company name	III quarter of 2004
The Firm "Siberian coal"	**50.95 %**
The JSC "Siberian Coal Energy Generating Company"	**32.86 %**

3.2.5. Markets for products (operations, services)

The power industry is practically the only branch whose products are used in all other industries and public sector. In Russia there are 2 markets of energy sale: wholesale and retail. Heat energy is sold only at retail.
The main market for the issuer's activity is Kemerovo Region. It is located in south-east of the Western Siberia and situated on the border of the West-Siberian Plain and mountains of the Southern Siberia. It is situated at equal distance from western and eastern borders of the Russian Federation, related to the 6th time zone. The operating territory is 95500 sq.km., the population is 3086000 people. Distribution of electric energy is carried out according to contracts on distribution and consumption of electric energy.

The list of retail energy buyers is presented in the following table.

	Electric energy		**Heat energy**	
	Distribution to own consumers, hundred kW p.h.	**Specific gravity, %**	**Distribution to own consumers, Gcal**	**Specific gravity, %**
Altogether	5174170	100.0	1237513	100.0
1.Industry	3804763	73.53	466131	37.67
1.1.Fuel industry	1303202	25.19	1305	0.11
1.2.Ferrous metallurgical engineering	1922258	37.15	35514	2.87
1.3.Non-ferrous metallurgical engineering	8410	0.16	10823	2.78
1.4.Chemical and Petrochemical industry	336724	6.51	149032	38.31
1.5.Mechanical engineering	64649	1.25	1336	0.34
1.6.Wood pulp and paper industry	691	0.01	14	0.00
1.7.Building materials	111205	2.15	10985	0.88
1.8.Light industry	71.84	0.14	29	0.00
1.9.Food industry	26970	0.52	370	0.03
1.10.Other industries	23470	0.45	13938	1.13
2.Agriculture	39371	0.76	10729	0.87
3.Forestry	295	0.01	0	0.00
4.Transport and communications	326835	6.32	2779	0.22
5.Building	14110	0.27	305	0.02
6.Public services	75297	1.46	725105	58.59
7.Population	43920	0.85	611	0.05
8.Other industries	869579	16.81	31853	2.57

As the table shows, the largest energy buyers in retail market are industrial enterprises (their share is 73.53 %).
In heat energy consumption the public services (58.59 %) and industrial enterprises (37.67 %) are dominating. In industrial sphere the leaders of heat energy consumption are chemical and petrochemical enterprises.

The main consumers of the issuer's products which provide with more than 10 % of total sale earnings regarding III quarter of 2004:

The consumer's company name	**Location**	**Share in total sale volume, %**
Electric energy consumers: The Limited Liability Company "Metalenergofinance"	Kemerovo region, Novokuznetsk	26.4
The JSC "Kuznetsk ferro-alloys"	Kemerovo region, Novokuznetsk	10.2
Heat energy consumers: The Administration Body of Novokuznetsk	Kemerovo region, Novokuznetsk	24.0
The JSC "Azot"	Kemerovo	27.7
The Administration Body of Kemerovo	Kemerovo	27.9

Factors that can badly influence the sale of the issuer's products and possible issuer's activity to avoid it.

Possible entrance of large energy consumers into the Federal Wholesale Market of Energy and Power (FWMEP) can badly influence the sale. Among them there are: the West-Siberian Railway Company, the Limited Liability Company "Sokolovskaya", the JSC " Management Department of Belovo Energy System", the JSC "Leninskugol", the JSC "Electric Supply Systems" Kiselyevsk, the JSC "Prokopyevskenergo", the Kemerovo JSC "Azot", the Limited Liability Company "Topki-cement", the JSC Industrial Union "Chimprom", the JSC Industrial Union "Chimvolokno Amtel-Kuzbass", the Krasnoyarsk Railway Company. So the gross profit of loss presents about 6.5 billion rubles per year. Nowadays in order to retain consumers the Company does not make transit contracts as problem of cross subsidizing is not solved.

One more factor can be high temperature of open air in heating period. Besides deployment of preserving technologies or start-up of own boiler-houses leads to lesser consumption of heat energy. The JSC "Kuzbassenergo" can not avoid such influence.

Also such factors include shortage of assigned limits and inopportune financing the expenditures on energy payments of budget consumers. Every month the JSC "Kuzbassenergo", the Administration of Kemerovo Region, the Major Management Department of Financing of Kemerovo Region and the heads of cities and districts sign the agreement with budget consumers on payments for consumed energy. Also there are meetings held in the Administration of Kemerovo Region concerning observance of this agreement, with obligatory participation of the heads of cities and districts, the leaders of local financial bodies, the leaders of public services and local electric supply systems.

3.2.6. Practical activity in respect of circulating assets and reserves

The Company's policy in respect of circulating assets consists of presenting sufficient amount and structure of circulating assets to increase liquidity of the assets.

In order to reduce the account receivable the issuer works with buyers and customers, controls bills to pay off, carries out activity on indemnity of expired account receivable.

For effective use of circulating assets, improvement of control over resources, maintaining incessant production the JSC "Kuzbassenergo" applies the method of limiting the circulating assets. The limit of circulating assets of the JSC "Kuzbassenergo" is determined according to calculations carried out by the subsidiaries and is reconsidered in connection with changing the conditions of production.

To control the volume of reserves, duration of circulation and circulation capacity there are special ratios determined while accounting:

-the ratio of circulation capacity (C);

-the ratio of duration (D).

The ratio of circulation capacity denotes the rate of realization of the reserves.

*It is calculated by the formulae: cost price of sold products/average amount of reserves (C=f№2 p020/f№1(p210 with regard to the beginning of financial period+p210 with regard to the end of financial period)*0.5.*

The ratio of duration is determined to be result from division of the number of days composing the period by the ratio of circulation capacity.

With regard to III quarter of 2004: C=2.6, D=35 days

In comparison with II quarter of 2004 there is some subsidence of the circulating capacity at the expense of increasing the reserves (fuel accumulation with coming heating period).

3.2.7. Raw materials

The basic raw material used by the issuer is power generating fuel. The power stations of the JSC "Kuzbassenergo" use different kinds of Kuznetsk coal and products of its cleaning.

The furnace fuel oil is used as kindle fuel to keep burning the coal of low quality, and as basic fuel in the "Zaiskitimskaya" boiler-house.

Change of fuel price

Kind of fuel	Unit of measurement	The supplier's company name	II quarter of 2004		III quarter of 2004	
			Purchase volume	Purchase price with value-added tax	Purchase volume	Purchase price with value-added tax
Fuel oil	Thousand t.	The Limited Liability	7.0	29.58		

		Company "Anteria"				
Fuel oil	Thousand t.	The Limited Liability Company Firm "Rigeyro"			8.1	3950.00
Gas	Mln.c.m.	The Management Department of Siberian Resources (Moscow)	71377.58	1161.94	257.9	930.05
Coal	Thousand t.	The Firm "Siberian coal"	1178.84	454.8	1334.00	455.3
		The JSC "Siberian Coal Energy Generating Company"	855.68	478.1	860.20	488.2
		the JSC "Yuzhkuzbassugol"	416.18	373.6	128.20	374.7
		The Coal Company "Prokopyevskugol"	61.6	337.0	64.5	344.7
		The Coal Company "Southern Kuzbass"	37.0	411.2	-	-
		The Public Cooperation Company "Chernigovets"	33.0	453.3	-	-
		the Limited Liability Company "Sokolovskaya"	-	-	-	-
		Other	244.3	333.0	231.1	358.5

Coal prices remained practically on the same level.

3.2.8. Major competitors

The JSC "Kuzbassenergo" presents the subject of natural monopoly operating in the sphere of public utilities transmitting electric and heat energy in Kemerovo Region.

Its competitors are energy suppliers-participants of the FWMRP and newly established independent energy generating companies that carry out energy realization without mediators.

With regard to the end of 2003 there were 29 organizations of wholesale buyers reselling electric energy. The share of such organizations in total sale volume of the issuer is quite significant and presents 15.9 %.

In 2003 the process of establishing companies engaged in wholesale energy reselling is enforced. So in December 2003 the single area energy generating grid the JSC "Kuzbass Energy Supply Company" was established, it combined 12 local generating enterprises. Its basic activity is transmission and sale of energy by means of communication system.

In Kemerovo there is the Limited Liability Company "Northern Kuzbass Generating Company" that rented municipal electric communications in Kemerovo and Beryezovsky. In 2004 it also plans to rent heat communications of these cities.

Such process of establishing independent sale organizations based on reselling companies which have supply infrastructure for monopoly access to some consumers negatively influences the JSC "Kuzbassenergo" with regard to tariffication. Reselling companies buy energy at minimum tariffs which do not defray the issuer's expenses of generating; as a result there is redistribution of finances in favor of these companies.

In Novokuznetsk the Limited Liability Company "Metalenergofinance" affiliated with the Limited Liability Company "Eurazholding" and its dependent companies Novokuznetsk and West-Siberian Metallurgic Industrial Complexes made direct agreements on electric energy supply. Thus the Limited Liability Company "Metalenergofinance" was registered in the list of energy supplying companies and determined as the major reselling company supplying metallurgic industrial complexes. In IV quarter of 2003 the Limited Liability Company "Metalenergofinance" was registered in the Federal Energy Committee and was declared to be the subject of the FWMEP.

In October 1, 2003 the largest consumer of the issuer's products the JSC "Novokuznetsk Aluminum Plant" entered into the FWMEP. Thus the JSC "Kuzbassenergo" turned from deficient company into the efficient one.

Company name	**Total sale volume with regard to III quarter of 2004, kW p.h.**	**Market share**
The JSC "Kuzbassenergo", the issuer	5174170	77.9
The FWMEP	1357014	20.5

3.2.9. Information about the issuer's licenses

Number: **3668**

Issue date: **12.26.1995**
Expiration date: **01.01.2007**
License body: **The RF Ministry of Communications**
Basic activity: **Local and area telecommunication services**
Number: **00927**
Issue date: **06.14.2001**
Expiration date: **12.31.2006**
License body: **The Committee of Natural Resources of Kemerovo Region**
Basic activity: **Clayey soil mining on the Frunzensky coal-field to construct barricade for cinders dump**

Number: **24**
Issue date: **11.13.2001**
Expiration date: **11.13.2004**
License body: **The RF Ministry of Power Industry, the State Energy Inspection**
Basic activity: **Maintaining the efficiency of electric and heat supply systems**

Number: **007**
Issue date: **10.14.1997**
Expiration date: **10.01.2008**
License body: **The Management Department of the Federal Security Service in Kemerovo Region**
Basic activity: **Activity connected with use of top secret information**

Number: **0107**
Issue date: **03.12.1998**
Expiration date: **10.01.200**
License body: **The Management Department of the Federal Security Service in Kemerovo Region**
Basic activity: **Activity connected with protection of top secret information**

3.2.10. Joint activities of the issuer

The founders of the subsidiary JSC "Prokopyevskenergo":
-the JSC "Kuzbassenergo" (60.0%);
-the Limited Liability Company "Stroysnabservice" (Kemerovo) (14.12%);
-the Limited Liability Company "Bill Center of the Kuzbassenergo" (13.05%)
Kind of joint activity: providing for consumers with electric and heat energy by means of its acquisition, conversion, distribution, transmission and realization; repairing electric test and engineering equipment, electric meters; exploitation and regulation of lifting mechanisms; building and mounting activity; transporting, dispatching and other activity connected with transportation.
Joint activity has been carried out since 09.20.2000.
The founders of the subsidiary JSC "Industrial Unit "Vodocanal":
-the JSC "Kuzbassenergo" (74.5%);
- the Limited Liability Company "Clearing" (Prokopyevsk) (25.5).
Kind of joint activity: water supply and receiving sewage; exploitation, technical maintenance, running and emergency repairing waterworks; building, mounting, regulating and decorating activity.
Joint activity has been carried out since 10.28.2001.

3.3. Future plans of the issuer

The issuer's aims with regard to 2004:
The main aim is implementing undamaged activity and getting profit, increase of market value (capitalization) and growth of the stocks attractiveness in the eyes of Russian and foreign investors.
The main plans for 2004:
-maintaining continuity of service of power system especially in the autumn-winter period;
-implementing the program of repairing equipment of power stations, electric and heat supply systems;
-fulfilling the task of the Supranational JSC "United Energy Systems of the Russian Federation" on storing up power-generating fuel;

-implementing investment program.
Tasks of primary importance:
-putting in operation the turbine №4 (steam turbine-30) and replenishing deaeration unit of heat supply in the Kemerovo Thermoelectric Plant;
-reconstructing a mesh of the turbine-driven set №3 in the Kuznetsk Thermoelectric Plant with its putting in operation in 2005;
-finishing installation of the turbine №5 (T-115) in the South-Kuzbass Electric Power Station;
-reconstructing power generating boiler №7 in the Tom-Usinsk Electric Power Station in order to lessen Nox;
-installing kindling steam-line of power generating boilers I-II in the Tom-Usinsk Electric Power Station and the 3rd, 4th sections of supplying header in the Kemerovo Thermoelectric Plant;
- mounting systems of reckoning heat energy in the South-Kuzbass Electric Power Station and in the West-Siberian Thermoelectric Plant;
-reconstructing electrical wave filters of power generating boiler №11 in the Kemerovo Electric Power Station with increase its efficiency to 99.5% and rigging with new equipment systems of control and proofing electric wave filters of power generating boiler №7 in the West-Siberian Thermoelectric Plant;
-reconstructing teleautomatic systems of the Eastern Electricity Supply Systems;
-reconstructing substations with replacement of 112 switches with voltage of 10 kV to vacuum switches, 9 switches with voltage of 35-110kV to sulphur hexafluoride switches and mounting insulation in 14 sections;
-reconstructing electric power line with voltage of 35kV in the Eastern Electricity Supply Systems with its removal from inundation area;
-accumulating ash dumps to 4383000 cbm.
Tasks on improving financial condition of the issuer:
-implementing program of reducing expenses;
-fulfilling items of the Mutual agreement with creditors as important condition of reforming;
-establishing economically admissible tariffs for the issuers products;
-reducing liabilities to suppliers and contractors;
-regulating difference between account receivable and account payable;
-improving solvency and financial stability of the Company;
-ensuring stable operation and investment attractiveness of the Company.

Future plans of reforming the JSC "Kuzbassenergo":

1. *To finish preparatory measures of reorganization including:*
-to stop participating in activities not connected with operating sphere of the issuer, to return housing resources to municipal authorities;
-to detach repairing and servicing activities;
-to implement system of tenders and contract trading;
-to improve the staff, to prepare managerial staff for work in market conditions.
2. *To start implementing reforming program according to basic trends in reorganization of power industry:*
-to proceed to new organizing, producing and managing structure, to turn gradually into managing company;
-to implement new forms and methods of corporate management that comply with new status of the Company and guarantee positive results of the issuer's financial activity.

The development prospects of the JSC "Kuzbassenergo" as the enterprise of the power generating system of the country are determined by the General Energy Strategy of the Russian Federation till 2020, that is adopted by the RF Government in 08.23.2003.
According to it, the JSC "Kuzbassenergo" is to become financially stable, economically profitable and rapidly developing company. Thus the development prospects of the Company depend in many respects on successful implementing the reforming program after its ratification by shareholders.

3.4. The issuer's participation in industrial, bank and financial groups, holdings, trusts and associations

The JSC "Kuzbassenergo" does not participate in industrial, bank and financial groups, holdings, trusts and associations.
According to the Edict of the President of the Russian Federation on additional measures of managing the electric power system of the Russian Federation dd 03.03.1998, directions prescribed by the section №3 of the Temporary Regulations on holding companies established for reorganization of state enterprises into joint stock companies, confirmed by the Presidential Edict №1392 , is not obligatory for the JSC "United Energy Systems of the Russian Federation".

3.5. Subsidiaries and affiliated business divisions of the issuer

The JSC "Kuzbassenergo" has 13 subsidiaries but no dependent companies.
These companies are determined to be subsidiaries according to the Civil Code of the Russian Federation (part 1, articles 104,106) and the Federal Law on joint stock companies (article 6).
Company name: **The Limited Liability Company "Bill Center of the Kuzbassenergo"**
Location: **650099, Kemerovo Region, Kemerovo, Kuznetsky av., 30**
The issuer's share in the authorized capital of subsidiary: **100%**
The subsidiary's share in the authorized capital of the issuer: **no share**
Activity: **Export and import of industrial products and consumer goods, scientific and technological attainments and services; mediatory and commercial activity.**

Company name: **The JSC "Andreevsky"**
Location: **Kemerovo Region, Andreevsky settl.**
The issuer's share in the authorized capital of subsidiary: **100%**
The share of ordinary stocks belonging to the issuer: **100%**
The subsidiary's share in the authorized capital of the issuer: **no share**
Activity: ***Production and realization of agricultural products, plant growing and stock breeding; rigging with new equipment, reconstruction and development of industrial complex; building industrial and social institutions; establishment of manufacturing enterprises based on innovatory technologies of food industry and agriculture.***
Company name: **The Limited Liability Company "Sbytenergo"**
Location: **Kemerovo Region, Metalploshadka settl., Severnaya st., 14**
The issuer's share in the authorized capital of subsidiary: **100%**
The subsidiary's share in the authorized capital of the issuer: **no share**
Activity: **Sale of electric and heat energy; exploitation, mounting, regulating, dispatching and transporting electric and heat energy**

Company name: **The JSC "Kuzbasshydroenergostroy"**
Location: **Kemerovo Region, Krapivinsky district**
The issuer's share in the authorized capital of subsidiary: **100%**
The share of ordinary stocks belonging to the issuer: **100%**
The subsidiary's share in the authorized capital of the issuer: **no share**
Activity: ***Building, erecting, reconstructing, rigging with new equipment, also repairing industrial and social institutions; production and realization of building materials and structures controlled by the State Technical Inspection of the Russian Federation; designing activity.***

Company name: **The JSC "Investment Industrial Unit "Vodocanal"**
Location: Kemerovo region, Prokoryevsk, Kirpichnaya st., 3

The issuer's share in the authorized capital of subsidiary: **74.5%**
The share of ordinary stocks belonging to the issuer: **74.5%**
The subsidiary's share in the authorized capital of the issuer: **no share**
Activity: ***Water supply and receiving sewage; exploitation, technical maintenance, running and emergency repairing waterworks; building, mounting, regulating and decorating activity; producing industrial wares; informational service; mediatory and commercial activity; purchase and sale activity***

Company name: **The JSC "Prokopyevskenergo"**
Location: **Kemerovo Region, Prokopyevsk, Energeticheskaya st., 14**

The issuer's share in the authorized capital of subsidiary: **60%**
The share of ordinary stocks belonging to the issuer: **60%**
The subsidiary's share in the authorized capital of the issuer: **no share**
Activity: ***Providing for consumers with electric and heat energy by means of its acquisition, conversion, distribution, transmission and realization; repairing of test and electric engineering equipment, electric meters; exploitation and regulation of lifting mechanisms; building and mounting activity; transporting, dispatching and other activity connected with transportation; building and exploitation of filling stations; mediatory, commercial and foreign economic activity; assistance to research and development, designing, technological and innovatory activity***

Company name: **The JSC "Kuzbass Repairing Company"**
Location: **Kemerovo, Kuznetsky av., 30**
The issuer's share in the authorized capital of subsidiary: **100%**
The share of ordinary stocks belonging to the issuer: **100%**
The subsidiary's share in the authorized capital of the issuer: **no share**
Activity: ***Building, mounting, reconstructing, rigging with new equipment, also repairing industrial and social institutions being chief contractor and subcontractor; control over quality of building works and producing building materials including ones for independent organizations; production and realization of building materials and structures including ones controlled by the State Technical Inspection of the Russian Federation; building gas objects, gas controlling posts and gas-plants, gas-mains and gas equipment of industrial, agricultural and other enterprises using natural gas; mounting, regulating and repairing energy objects, electric and heat generating equipment and electric plants of consumers.***

Company name: **The JSC Engineering and Analytical Center "Kuzbasstechenergo"**
Location: **650099, Kemerovo, Stantsyonnaya st., 17**
The issuer's share in the authorized capital of subsidiary: **100%**
The share of ordinary stocks belonging to the issuer: **100%**
The subsidiary's share in the authorized capital of the issuer: **no share**
Activity: ***Testing and regulating, elaborating standard and energy characteristics of mechanical heat generating equipment (boilers, turbines, heating supply systems, auxiliary equipment); regulation and exploitation of environment-friendly equipment, ventilation systems; devices of measuring and control over ecological situation; current regulation of heat generating equipment of gas enterprises, regulation of automatic systems and aquatic chemical mode of operation of heat generating equipment; producing, repairing, gauging and checking measuring devices; repairing and regulating automatic devices, electronic appliances; repairing and installing electric generating equipment and systems.***

Company name: **The JSC "Kuzbasssetremont"**
Location: **654079, Kemerovo Region, Novokuznetsk, Nevsky st., 1**
The issuer's share in the authorized capital of subsidiary: **100%**
The share of ordinary stocks belonging to the issuer: **100%**
The subsidiary's share in the authorized capital of the issuer: **no share**
Activity: ***Repairing equipment, buildings and constructions of electric supply systems; repairing power transmission lines with the voltage of 0.4-20 kV; repairing buildings and constructions on the objects of electric supply systems; regulating, testing and diagnosing equipment, buildings and constructions of electric supply systems; supply and sale activity.***

Company name: **The Limited Liability Company "Supervolokno"**
Location: **650068, Kemerovo, Stroygorodok settl.**
The issuer's share in the authorized capital of subsidiary: **60%**
The subsidiary's share in the authorized capital of the issuer: **no share**
Activity: **Production of warm saving materials**

Company name: **The Public Cooperation Company "Autotransport Company "Kuzbassenergo"**
Location: **650006, Kemerovo, Stantsyonnaya st., 4**
The issuer's share in the authorized capital of subsidiary: **100%**
The share of ordinary stocks belonging to the issuer: **100%**
The subsidiary's share in the authorized capital of the issuer: **no share**
Activity: ***Transporting and dispatching attendance of legal entities and natural persons; technical maintenance and repairing transport belonging to legal entities and natural persons; capital construction of industrial, social and cultural institutions; planning activity on reconstruction of technological buildings and constructions; establishing manufacturing enterprises producing consumer goods; organizing wholesale and retail trade.***

Company name: **The Public Cooperation Company Medical Sanitary Centre "Health Centre "Energetic"**
Location: **650099, Kemerovo, Kuzbasskaya st., 37**
The issuer's share in the authorized capital of subsidiary: **100%**
The share of ordinary stocks belonging to the issuer: **100%**
The subsidiary's share in the authorized capital of the issuer: **no share**
Activity: **Qualified medical attendance including specialized care; ambulatory care; day-ward hospital; prophylactic activity, proficiency tests.**

Company name: **The Public Cooperation Company "Kuzbassenergoservice"**
Location: **650099, Kemerovo, Ostrovsky st., 12**
The issuer's share in the authorized capital of subsidiary: **100%**
The share of ordinary stocks belonging to the issuer: **100%**
The subsidiary's share in the authorized capital of the issuer: **no share**
Activity: **Carrying out activity within its industrial sphere and functioning as chief contractor and customer; financial and technical maintenance of its production and works done by independent organizations; repairing electric and generating equipment in electric and thermal power stations and transmitting systems; repairing different technological equipment, manifolds, distributing electric supply systems and constructions, weight lifting constructions and devices in other enterprises and organizations; building and rigging with new equipment enterprises of power and other industries, also public and social institutions.**

3.6. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets

3.6.1. Fixed assets

According to the contract between the JSC "Kuzbassenergo" and the Public Cooperation Company "ENPI Consult", the specialists of the "ENPI Consult" calculated total replacement value of a part of fixed assets being on balance of the JSC "Kuzbassenergo" with regard to 01.01.2004.
The aim of evaluation is calculating total replacement value of a part of fixed assets.
The purpose of valuation is consulting activity concerning revaluation of a part of fixed assets.
Considering limiting conditions and approximation, total replacement value of revaluating estate (with total balance value of 29749727391 rubles excluding accounting costs) is about 33815298100 roubles (thirty three billions eight hundred and fifteen millions two hundred and ninety eight thousands and one hundred) roubles with regard to 01.01.2004.
The evaluation was based on accounting data and technical characteristics of evaluated objects presented by the specialists of the JSC "Kuzbassenergo", also on interviewing leaders and specialists of the JSC "Kuzbassenergo".
The evaluation was carried out according to the Federal law №135 on evaluation practice in the Russian Federation dd 07.29.1998, evaluation standards obligatory for valuators (the Decree of the RF Government №519 dd 07.06.2001), basic principals enumerated in the International Evaluating Standards (IES1-IES4), also according to the Standards for Professional Practice and the Ethic Code of the Russian Evaluating Association.

According to technical task of revaluating fixed assets of the issuer with regard to 01.01.2004, revaluation implies revealing current (replacement) value of fixed assets, i.e. total sum of expenses that the issuer should have expanded to replace (substitute) its fixed assets with new analogous assets at market prices existing at the moment of evaluation according to the Ordinance of the RF Ministry of Treasury dd 03.30.2001.

1. **The following groups of assets are liable to obligatory revaluation independently from the amount of accounting costs:**

Group of assets	Cipher
Constructions with voltage of 220 kV and more	3009, 30119-30120
Machinery Substations with voltage of 220 kV and more; other power generating equipment and distributing devices	40000-40700 40701 40702 40705-42912
Transport means	50000-50302 50500-50709

2. **The following groups of assets, also public and social objects and objects related to other industrial spheres are not liable to revaluation:**

Group of assets	Cipher
Industrial buildings	10000-10010
Constructions	20000-30118 30121-30124
Other groups of equipment	43000-49303
Transport means (motor transport)	50400-50428
Industrial and economic appliances and tools	60000-70012
Live-stock	80000
Lasting planting	90000-90021
Public buildings	10011-10105 20362-20368 kindergarten, preventorium, hospital, dwelling house
Business related to other spheres	10011-10105 20362-20368 agricultural enterprises, shops, storehouse, enterprise producing building materials, consumer goods, technical maintenance, etc.

3. ***Revaluation of the enterprise №55 ("Kuzbassenergosvyaz") was not carried out.***
4. ***Revaluation of unfinished building objects and equipment to be installed was not carried out.***
5. ***Revaluation was carried out by independent valuators by means of indexation and direct recomputation.***

№	Group of assets	Total value before evaluation	Residual value (with subtracted repay) before evaluation	Evaluation date	Total value after evaluation	Residual value (with subtracted repay) after evaluation
1.	1999			was not carried out		
	Altogether:	17668447	9767421		17668447	9767421
1.1.	Buildings	3433221	861844		3433221	861844
1.2.	Constructions	6335359	3408324		6335359	3408324
1.3.	Machinery	7727315	5421817		7727315	5421817
1.4.	Transport	144498	62005		144498	62005
1.5.	Industrial appliances	25097	13431		25097	13431
1.6.	Other	2957	-		2557	-
2.	2000			01.01.2000		
	Altogether:	18738653	10104684		27035939	14864213
2.1.	Buildings	3506439	1098374		4326454	1263102
2.2.	Constructions	6421432	3592690		9912179	5539594
2.3.	Machinery	8618816	5330957		12597156	7958223

2.4.	Transport	157118	67021		158538	83034
2.5.	Other	34848	15642		41612	20260
3.	2001			01.01.2001		
	Altogether:	28006940	15553938		33770344	19005685
3.1.	Buildings	4406965	1290675		4865386	1498579
3.2.	Constructions	10169826	5775229		12190813	6226009
3.3.	Machinery	13199229	8372718		16479634	10567545
3.4.	Transport	182500	92445		189166	94966
3.5.	Other	48420	22871		45345	18586
4.	2002			01.01.2002		
	Altogether:	34574367	19893460		50875700	31454410
4.1.	Buildings	4877141	1545143		7241796	2708442
4.2.	Constructions	12418915	7143497		18030697	11002165
4.3.	Machinery	17028588	11088619		25254224	17569031
4.4.	Transport	192405	94186		248828	130918
4.5.	Other	57318	22015		100155	43854
5.	2003			01.01.2003		
	Altogether:	52244720	19642923		64222564	40753860
5.1.	Buildings	7324294	4537884		8891678	7862414
5.2.	Constructions	18233155	6797199		24604546	11793622
5.3.	Machinery	25781648	7586049		29834482	20942371
5.4.	Transport	272986	132867		266659	121001
5.5.	Other	632637	588924		625199	34452
6.	2004			01.01.2004		
	Altogether:	65935049	41990532		69974063	45081270
6.1.	Buildings	8908684	3665265		8932902	3685396
6.2.	Constructions	26008393	18223715		27860606	19250092
6.3.	Machinery	30056510	19935663		32181077	21968996
6.4.	Transport	270554	35884		278491	134904
6.5.	Other	690908			720987	41882

According to the Regulations on accounting and tax policy of the issuer with regard to 2004, composition and classification of fixed assets is determined on the ground of the National Classification of fixed assets (NC-013-94) confirmed by the Decree №359 of the National Committee of standardization, metrology and certification dd 12.26.1994.

Amortization of fixed assets is calculated by the linear method based on terms of exploitation of the given objects. With regard to fixed assets subjected to accounting before 01.01.2002, the repay is accrued according to the Decree №1072 of the Council of Ministers of the USSA on general standards of repay dd 10.22.1990. With regard to fixed assets subjected to accounting after 01.01.2002, the repay is accrued according to the Decree of the RF Government №1 on classification of fixed assets included in amortization groups.

Since 1999 the JSC "Kuzbassenergo" has carried out revaluation of fixed assets involving qualified experts of the Public Cooperation Company "ENPI Consult" (TIN 7737017200, Moscow, Dukhovsky by-st., 14) on the ground of license on evaluation practice №000031 given by the RF Ministry of Property Affairs in 2001. With regard to technical task, revaluating fixed assets is carried out by means of indexation and direct recomputation of total replacement value of fixed assets. All materials are presented in written form and on magnetic vehicles.

Information on long-term leasing fixed assets

With regard to:	*roubles*
12.31.1999	-
12.31.2000	*40690*
12.31.2001	*1785*
12.31.2002	*167618*
12.31.2003	*150058*
06.30.2004	*145852*
09.30.2004	*22400*

3.6.2. The cost of the issuer's real estate with regard to 01.01.2004

Groups of fixed assets	Total value of fixed assets (account 01)	Amortization (account 02)	Residual value of fixed assets
1. Fixed assets value, in all, roubles	69863846	45063856	24799990
Including: Buildings Constructions Land fields	 8932900 20668576 571066	 3485625 14251052 -	 5447275 6417524 571066

with regard to 04.01.2004

Groups of fixed assets	Total value of fixed assets (account 01)	Amortization (account 02)	Residual value of fixed assets
1. Fixed assets value, in all, roubles	69842918	45476949	24365969
Including: Buildings Constructions Land fields	 8917671 20668205 570566	 3790625 14599987 -	 5127046 6068218 570566

with regard to 07.01.2004

Groups of fixed assets	Total value of fixed assets (account 01)	Amortization (account 02)	Residual value of fixed assets
1. Fixed assets value, in all, roubles	69951749	45917567	24034182
Including: Buildings Constructions Land fields	 8987839 27529898 570226	 3732537 19574543 -	 5255302 7955355 570226

with regard to 10.01.2004

Groups of fixed assets	Total value of fixed assets (account 01)	Amortization (account 02)	Residual value of fixed assets
1. Fixed assets value, in all, roubles	69851854	46258383	23593471
Including: Buildings Constructions Land fields	 8819149 26115436 568759	 3584223 17765586 -	 5235026 8349850 568759

IV. INFORMATION ABOUT FINANCIAL AND ECONOMIC ACTIVITIES OF THE ISSUER

4.1. Results of financial and economic activities of the issuer

4.1.1. Receipts and expenses

Figures	Calculation method	III quarter
Commodity capital, rubles	F№2 p010	3416259000
Gross yield, rubles	F№2 p010- F№2 p020	-118116000
Net yield (uncovered expenses), rubles	F№2 p190	-256384000
Labor productivity, roubles/person	F№2 p010/average number of employees	331740
Yield of capital investments,%	F№2 p010/ F№1 p120*100	14.48
Price-earning ratio of assets,%	F№2 p190/ F№1 p300*100	-0.77
Price-earning ratio of fixed capital, %	F№2 p190/(F№1 p490+ F№1 p640+ F№1 p650- F№1 p450)*100	-1.00
Profitability of production (sale), %	F№2 p050/ F№2 p010*100	-3.46
Sum of uncovered expenses with regard to financial period, rubles	F№1 p465+ F№1 p475	-413408000
Ratio of uncovered expenses to currency of the balance	F№1 p475 + F№1 p300	-0.012

For financial period commodity capital is 3416259 roubles that is 294295 roubles less than in II quarter of 2004 (3710554roubles).
In III quarter gross yield is -118116 roubles. As a result of the issuer's financial and economic activity, for 9 months of 2004 uncovered expenses have been 413408000 rubles (for III quarter-256384000 rubles). It is resulted from fining for excess emitting harmful substances with total sum of 699217000 rubles (according to the writ of execution of the Arbitration Court of Kemerovo Region). In connection with such expenses price-earning ratio of the assets and fixed capital has diminished.

4.1.2. Factors that influence the issuer's earnings from sale of products, operations, services and receipts (expenses) from the issuer's basic activity

Factors that influence the issuer's earnings are not mentioned in connection with its insignificant change during the financial period.

4.2. Issuer's liquidity

Figures	Calculation method	With regard to the end of financial period
Circulating assets, rubles	F№1 p490+ F№1 p640+ F№1 p650- F№1 p450- F№1 p190- F№1 p230	-2556709000
Index number of financial independence	(F№1 p590+ F№1 p690- F№1 p650- F№1 p640)/(F№1 p490+ F№1 p640+ F№1 p650- F№1 p450)	0.30
Index number of independence of fixed assets	(F№1 p490 + F№1 p640+ F№1 p650- F№1 p450)/ F№1 p300	0.77
Reserve of circulating assets	(F№1 p490+ F№1 p640+ F№1 p650- F№1 p450- F№1 p190- F№1 p230)/(F№1 p210- F№1 p216)	-1.88
Index number of fixed assets	(F№1 p190+ F№1 p230)/ (F№1 p490+ F№1 p640+ F№1 p650- F№1 p450)	1.10
Current index number of liquidity	(F№1 p290- F№1 p230)/(F№1 p690- F№1 p640- F№1 p650)	0.95
Rapid index number of liquidity	(F№1 p290- F№1 p210- F№1 p220- F№1 p230)/(F№1 p690- F№1 p640- F№1 p650)	0.55

In comparison with the previous period, in III quarter there is subsidence of the index numbers of company's liquidity. Solvency of the Company is on the normal level. The amount of circulating assets is adequate to ensure short-term liabilities of the Company.
The issuer's reserves are basically formed at the expense of loan assets. For the financial period there is insignificant regressive development in forming own circulating assets and enforcing influence of loan assets.

4.3. Amount, structure and adequacy of the issuer's capital and circulating assets

4.3.1. Amount and structure of the issuer's and circulating assets
a) authorized capital: **The authorized capital of the issuer is composed of par nominal value of stocks acquired by shareholders (placed stocks). The authorized capital of the issuer presents 606163800 (six hundred and six millions one hundred sixty three thousands and eight hundred) roubles, that complies with the Charter of the Company.**
b) total value of the issuer's stocks bought by the issuer for future reselling: **the JSC "Kuzassenergo" did not buy its stocks in III quarter of 2004.**
c) the issuer's reserves formed by means of assignments from the issuer's receipts: *The amount of reserves is determined by the Charter of the Company and can not be less than 5% of the authorized capital of the Company. Reserve fund is formed by means of obligatory yearly assignments until it reach amount established by the Charter of the company, but it can not be less than 5% of the issuer's net yield. Expanding assets of reserve fund is earmarked for a specific purpose. It serves to defray*

expenses of the Company and bond payments, also to buy own stocks **in case of shortage of other assets. The amount of reserved fund with regard to 09.30.2004 presents 16858000 roubles.**
d) surplus capital of the issuer that reflects increase of assets value revealed by revaluation: **With regard to 09.30.2004 surplus capital of the issuer presents 24508086000. For financial period amount of surplus capital is reduced at the expense of losses caused by financial and economic activity of the issuer.**
e) net yield of the issuer that is not allotted: **With regard to 09.30.2004 net yield of the issuer that is not allotted presents 0 roubles, uncovered expenses present 413408000 roubles.**
f) assets for target financing: **0**
g) total amount of the issuer's capital: **With regard to 09.30.2004 total amount of the issuer's capital presents 25330085000 roubles.**
With regard to III quarter of 2004 the issuer's capital is reduced at 259140000 roubles (from 25589225 to 25330085 roubles) resulted to expenses caused by financial and economic activity of the issuer.

Amount and structure of circulating assets (thousands rubles)

Circulating assets	**With regard to 06.30.2004**	**With regard to 09.30.2004**
Reserves	1078789	1403402
Including: Raw and other materials	989072	1260868
Fattening live-stock	0	0
Expenses of unfinished production	0	0
Finished products and commodities for reselling	2308	1913
Dispatched commodities	2955	2915
Expenses of future periods	74046	40585
Other reserves and expenses	10417	97121
Value-added tax on acquired values	752530	804488
Account receivable (with payment expected for more than 12 months after termination of financial period)	1190936	1298013
Including buyers and customers	427399	449844
Account receivable (with payment expected for 12 months after termination of financial period)	3955460	2803006
Including buyers and customers	1788216	1199697
Short-term investments	73976	121633
Cash assets	154992	73385
Other circulating assets	0	0
Altogether	7206692	6503927

The source of financing the circulating assets is fixed assets. The issuer's capital is adequate to satisfy its requirements in resources ensuring incessant production and realization, also to satisfy current liabilities.
The issuer's policy in respect of circulating assets presents ensuring sufficient amount and structure of circulating assets aimed at increase of assets liquidity. To reduce account receivable the issuer carries out some activity in respect of buyers and customers, control over bills to pay off, indemnity of expired account receivable.

4.3.2. Adequacy of the issuer's capital and circulating assets
The issuer's capital and circulating assets are adequate to satisfy operating costs.

Figures	**With regard to 06.30.2004**	**With regard to 09.30.2004**
Fixed capital, roubles	25589225000	25330085000
Circulating assets, roubles	7206692000	6503927000
Short-term liabilities	6103905000	56919333000
Average operating costs per day, roubles	65711922	63113389

4.3.3. Cash assets
Control figures of cashflow movements are quarterly adopted by the issuer's Board of Directors.

The question of adopting control figures of cashflow movements for IV quarter of 2004 was submitted for consideration at the meeting of the issuer's Board of Directors in 09.20.2004 and they arrived at a decision to postpone the consideration of this question.
Potential source of cash assets regarding IV quarter of 2004 is tariff on electric and heat energy and short-term credits.
There is no account payable registered in bank card-index.

4.3.4. The issuer's financial investments

Financial investments according to the Regulations on cash management №4/99 include:
-investments to subsidiaries;
-investments to affiliated business divisions;
-investments to other organizations;
-long-term credits (12 month and more);
-short-term credits (less than 12 month);
-own stocks sold by shareholders;
-other investments.

Figures	**Amount of investments with regard to the end of financial period, roubles**		
	short-term	**long-term**	**Altogether**
short-term credits (less than 12 month)	-	-	-
long-term credits (12 month and more)	-	-	-
own stocks sold by shareholders	-	-	-
investments to other organizations	-	657000	657000
investments to subsidiaries	-	412259000	412259000
investments to affiliated business divisions	-	-	-
other investments	121633000	-	1216333000

Financial investments are registered on balance 58 according to the Regulations on cash management №19/02 confirmed by the Ordinance №126 of the RF Ministry of Treasury dd 12.10.2002.

1) Bond investments

Kind of securities	Company name	Date and number of the issue	Amount of securities belonging to the issuer	Total par nominal value of securities belonging to the issuer, thousand roubles	Current condition of the company	Possible expenses in current year, thousand roubles
Ordinary stocks	The JSC "Kuzbasshydroenergostroy" Location: Kemerovo, Kuzbasskaya st., 37	1-01-10487-F	118619000	118619.0	Bankrupt-external control	118619.0
Ordinary stocks	The JSC "Andreyevsky" Location: Kemerovo Region, Andreyevsky settl.	-	36437000	118619.0	Bankrupt-contesting production	118619.0
Ordinary stocks	The JSC "Prokopyevskenergo" Location: Kemerovo Region, Prokopyevsk, Energeticheskaya st., 14	1-01-10934-F 07.31.2000	1938	36437.0	stable	0
Ordinary stocks	The JSC Engineering and Analytical Center "Kuzbasstekhenergo" Location: 650099, Kemerovo, Stantsyonnaya st., 17	1-01-11775-F 05.14.2004	18540	19380.0	stable	0
Ordinary stocks	The JSC "Kuzbass Repairing Company"	1-01-11760-F 04.29.2004	29240	18540.0	stable	0

	Location: Kemerovo, Kuznetsky av., 30					
Ordinary stocks	The JSC "Kuzbassetremont" Location: 654079, Kemerovo Region, Novokuznetsk, Nevsky st., 1	Not registered	11751	29240.0	stable	0
Ordinary stocks	The JSC "Investment Industrial Enterprise "Vodocanal" Location: Kemerovo region, Prokoryevsk, Kirpichnaya st., 3	1-01-11253-F 10.12.2001	626	11751.0	stable	0
Ordinary stocks	The Public Cooperation Company "Autotransport Company "Kuzbassenergo" Location: 650006, Kemerovo, Stantsyonnaya st., 4	1-01-25251-N 12.30.2002	5000	31300.0	stable	0
Ordinary stocks	The Public Cooperation Company Medical Sanitary Unit "Center of Health "Energetic" Location: 650099, Kemerovo, Kuzbasskaya st., 37	1-01-25252-N 12.30.2002 1-001-25252-N-001D 09.02.2004	116774	5000.0	stable	0
Ordinary stocks	The Public Cooperation Company "Kuzbassenergoservice" Location: 650099, Kemerovo, Ostrovsky st., 12	1-01-24543-N 07.17.2002	500	116774.0	stable	0

Data on other investments (to limited liability companies) are not mentioned, as it presents less than 10% of total investments of the issuer with regard to III quarter of 2004.
In 2003 the income of the "JSC Kuzbassenergo" from investing just the Limited Liability Company "Bill Center of the Kuzbassenergo" was 1.7 mln. rubles.

4.3.5. The issuer's intangible assets
The intangible assets of the issuer include exclusive rights to its trade mark.
The amortization of intangible assets is calculated by linear method concerning the following terms:
The rights to the trade mark -10 years.
In the accounts intangible assets are registered according to primary value with subtracted repay accrued while operating.

№	Group of intangible assets	Total value	Accrued repay
1.	Trade mark	3774 rub., 73 kop.	601 rub., 20 kop.
	Altogether	3774 rub., 73 kop.	601 rub., 20 kop.

Intangible assets are registered according to the Regulations on cash management №14/2000 confirmed by the Ordinance №91n of the RF Ministry of Treasury dd 10.16.2000

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development

Expenditures on new research and development are registered according to the Regulations on cash management №17/02.
With regard to 10.01.2004 expenditures on new research and development are:

-implementing new research and development-3951000 rubles;
-investing new research and development-1181000 rubles.

4.5. Overview of the new trends in the sector of the issuer's core business

Power engineering is one of the leading industries in Russian economy. It presents about 10% of the Gross Domestic Product of Russia. Regarding power capacity and volume of production Russian power industry occupies the 4th place in the world. According to the EIA (Energy Information Administration), in 1999 the share of the Russian Federation was 5.7% of world energy output and 9.6% of world power capacity.
In 1999 the program of cooperation with shareholders started implementing. The growth of consumers' arrears was stopped, and the level of receipts collecting reached almost 80%. In 1999 the growth of prices of industrial products outstripped 2.5 times the growth of energy tariffs for this group of consumers. New energy policy includes reforming sale and marketing, increasing export of electric energy and implementing tariff policy. The project of reorganizing the JSC "United Energy Systems of the Russian Federation" was submitted for elaboration.
In 2000 there was increase of electric energy consumption caused by economic growth as well as electric energy generating. Also 25 new turbogenerators with summary power-carrying capacity of 665.7 MW started operating; the 1st Russian gas power generating unit with power-carrying capacity of 450 MW was set in operation in Saint-Petersburg. At the meeting held in December 2000 the RF Government considered several motions on reforming power industry introduced by the Ministry of Economic Development, the Ministry of Atomic Energy, the National Trust "Rosenergoatom"; as a result, the one introduced by the Ministry of Economic Development was adopted for further elaboration. Also the RF Government adopted the Decree №1072 "The plan of the Government's activity in respect of social policy and modernization of economy for 2000-2001" that determine basic tasks in reforming natural monopolies.
With regard to 2001 the level of cash payment for consumed energy in enterprises belonging to the JSC "United Energy Systems of the Russian Federation" increased at 20% and presented 103% with earlier covered arrears. Implementing programs of reducing expenses in subsidiaries and affiliated companies of the Holding allowed reducing expenses at 12.3 billions rubles. Generally, 25 new turbogenerators with summary power-carrying capacity of 1330.2MW and 1819.5 km of power transmission lines with voltage of 35 kV and more were set in operation. The JSC "United Energy Systems of the Russian Federation" in cooperation with a group of independent international consultants developed the program "5000MW". Its purpose is to attract foreign and Russian investors to building more promising power generating supplies. The RF Government adopted the Decree №526 on reforming power industry of the Russian Federation dd 07.11.2001. It prescribes detachment of monopoly activities and separate accounting in enterprises of power industry. In addition to this Decree the RF Government adopted another one №1040p that confirmed the plan of measures for the early stage of reforming. In August 2001 the Board of Directors of the JSC "United Energy Systems of the Russian Federation" established the Committee on reforming. It included representatives of minor shareholders, potential investors, the state and the JSC "United Energy Systems of the Russian Federation". In December 21 the RF Government adopted the Decree № 881 on referring trunk transmission lines and objects of electric supply industry to the National Power Grid. According to the Decree dd 06.11.2001, the JSC "Federal Electric Company", managing the National Power Grid, and the JSC "System Operator", controlling dispatching activity of the National Power Grid, were established.
The main activities of reforming:

- *adoption of the draft law on reforming power industry;*
- *carrying out electric energy trading in simulating condition;*
- *establishing infrastructure organizations in the operating sphere of the JSC "Federal Electric Company" and the JSC "System Operator"*
- *developing the strategy of reforming the JSC "United Energy Systems of the Russian Federation"*
- *finishing preparatory stage of reforming the JSC "United Energy Systems of the Russian Federation"*
- *development and adoption of basic version of reforming the JSC "United Energy Systems of the Russian Federation"*

- *preparation of implementing the contractor design of reforming the JSC "United Energy Systems of the Russian Federation"*
- *implementing the primary stages of reforming research and development complex of the JSC "United Energy Systems of the Russian Federation", also of repairing and maintaining activities.*

The Decree of the RF Government №226 on pricing in respect of electric and heat energy determined new standards of pricing and rules of regulation and application of energy tariffs in the Russian Federation. The JSC "United Energy Systems of the Russian Federation" adopted the Code of corporate management.

In September 2002 the ordinary partnership "Administrator of trade system" began energy trade in simulating condition. One of positive trends of 2002 is the fact that the level of cross subsidizing between groups of consumers began to reduce. The Board of Directors of the JSC "United Energy Systems of the Russian Federation" approved basic version of reforming single area power systems-its subsidiaries. The Board of Directors of the JSC "United Energy Systems of the Russian Federation" passed a decision not to participate in the FWMEP and to sell 75% shareholding of the FWMEP to the Ordinary Partnership "Administrator of trade system".

Generally outstripping growth of costs of production as compared with growth of earnings (29.4% and 23.8%) led to subsidence of gross yield of the JSC "United Energy Systems of the Russian Federation" in 2002. The gross yield of 2002 is 4.6 billions rubles less than the one of 2001, the gross yield of power stations reduced at 4.5 billions rubles.

By night of March 31-April 1, 2003 in 10 regions of Russia the dispatching control over the National Power Grid passed from regional energy generating companies to subsidiaries of the JSC "System Operator".

In April 2003 several legal acts on reforming power industry were put into practice, including the following federal laws:

- *"On power industry";*
- *"On peculiar features of operating the power industry in transitional period and on correcting and abolishing some legal acts of the Russian Federation resulted to passing the Federal Law "On power industry";*
- *"On correcting and adding the Federal Law "On official regulation of energy tariffs in the Russian Federation";*
- *"On correcting and adding the Federal Law "On natural monopolies";*
- *"On correcting and adding the part II of the Civil Code of the Russian Federation";*
- *"On correcting and adding the Federal Law "On energy reserves".*

The operating group founded by the Board of Directors of the JSC "United Energy Systems of the Russian Federation" for developing its strategy considered the draft strategy "5+5" for 2003-2004 allowing for received remarks and suggestions. In the 1st half of 2003 the Company continued the process of developing the mechanisms of competitive trade within the FWMEP. According to valid legal acts, there was monthly trading excess electric energy, the volume of this energy presented 3.1% of the volume of electric energy supplied to the FWMEP. Also the Company in cooperation with the JSC "System Operator" continued energy trading according the scheme "Energy pool", for financial period total sale volume became two times as large and presented 1.3% of the total volume of energy supplied to the FWMEP.

Energy generating companies continued establishing the National Power Grid; this process was carried out under control of the JSC "Federal Electric Company" having on its balance more than 45000 km of trunk transmission lines, 126 power substations and systems of technological control.

In October 31,2003 at the regular meeting the Board of Directors of the JSC "United Energy Systems of the Russian Federation" listened to the information on establishing single area energy generating companies by several cooperated energy generating companies. Such variant implies organizing large energy generating supply at the early stage of reforming. Single area energy generating company is established by several energy generating companies by means of investing its operating assets in authorized capital of newly established company. Thus it makes possible to organize large energy generating supply whose shareholders are presented by energy generating companies-founders at the early stage of reforming.

According to the Decree №643 of the RF Government on rules of wholesale market of energy (power) in transitional period dd 10.24.2003, in November 1, 2003 the independent sector of energy market begin functioning in parallel with the FWMEP, it implies trading hourly volumes of electric energy at

free prices. Moreover in this sector each supplier can offer about 15% of its power and each consumer can register purchase of about 30% of its regular consumption. This sector occupies just European part of the Russian Federation and the Ural.
Economic effect caused by operation of the independent sector is obvious. The volume of electric energy supplied by power stations with low costs of production increased while the one supplied by large energy generating companies on the contrary reduced.
Receipts of the JSC "United Energy Systems of the Russian Federation" from basic activity in 2003 were 64.5 billion rubles, that was 3.5 times as large than in 2002, resulted to the Company's policy of restraining expenses that grew slower than earnings from realization. Moreover net yield of the Company reduced at 9 billion rubles and became 27 billion rubles. It is connected with the fact that in 2003 payout of a part of income tax was postponed resulted to revaluating fixed assets.
The beginning of 2004 was marked with regressive development in power industry resulted to climatic factor, i.e. heightening temperature in January 2004 in comparison with January 2003. Thus in January 2004 general subsidence of production presented 1.6%. For all that it is mostly connected with subsidence in heat energy generating.
In January 2004 there was usual for beginning of the year growth of prices of energy products, but it was comparatively small. Though, the growth of prices in gas and oil industry was much higher. Essential rise of gas prices with much smaller growth of energy tariffs can negatively influence financial condition of enterprises of power industry in 2004.
In the beginning of 2004 the independent sector of energy market continued developing. 95 clients signed the contract on entering system of wholesale market, 25 of them do not refer to subsidiaries or affiliated companies of the JSC "United Energy Systems of the Russian Federation". Share of the independent sector in July presents 8.0% of total volume of energy consumption in the European part of Russia and the Ural, in May it was 7.4%.
In March 26, 2004 the Board of Directors of the JSC "United Energy Systems of the Russian Federation" approved principals of forming new organizational structure-executive body of the Holding. It is supposed to consist of 3 important sections: corporate body, body of control over reform and body of control over business units.
The corporate body performs the basic administrative functions of the JSC "United Energy Systems of the Russian Federation", the body of control over reform (several project groups under one control) is responsible for developing project of reforming power industry. The business units are subdivisions of the executive body of the JSC "United Energy Systems of the Russian Federation" with own budget and responsibility for this or that business activity (in this structure the JSC "Federal Electric Company" and the JSC "System Operator" are independent legal entities, other ones are not). The corporate body is to interact with shareholders, state authorities, mass media, to perform functions of strategy and control (e.g. strategic activity, financial monitoring); the body of control over reform is to develop and implement reforming; the body of control over business units is to establish new companies according to the reform, to control its activity, to distribute culture and standards of management and basic business activities.
The JSC "Kuzbassenergo" is a part of electric power system of Russia and a subsidiary of the JSC "United Energy Systems of the Russian Federation". It provides with electric and heat energy for population and industries of Kemerovo Region that is located in south-east of the Western Siberia and situated on the border of the West-Siberian Plain and mountains of the Southern Siberia. The length of Kemerovo Region from north to south is about 500 km, from west to east-300 km. The population is 2897400 persons with regard to 01.01.2004.
After large energy consumers entered into the FWMEP the JSC "Kuzbassenergo" being energy deficient turned into energy efficient company. The independent sector of energy market "5-15" in Siberia is to begin operating not earlier than in the middle of 2005. For efficient power systems there is average tariff to enter into the FWMEP that in 2004 presented 29.6 cop. for single area energy generating companies.
Regarding such approach of calculating energy price of kWh, efficient energy generating companies are considered to be too expensive, so the JSC "Federal Electric Company" did not include them in the balance of Siberian energy zone and power system of the Russian Federation for 2004. Such decision resulted in: reducing own energy generating at 2.5 billion kWh per year and temporary closing down equipment with power-carrying capacity of 400 MW. It leads to direct reduction of receipts and sources of industrial and social programs. Moreover analyzing activity of the JSC "Kuzbassenergo" according to balances approved by the JSC "Federal Electric Company" for IV

quarter (with zero-point balance brought forward of electric energy and power) revealed a number of technological problems connected with intensive loading equipment of power stations and fulfilling contracted obligations to the FWMEP in autumn-winter period.

In short time the Company prepared the report containing all excerpts and calculations where it grounded the necessity of selling during this period about 70 mln kWh of electric energy per month. After thorough examination the JSC "Federal Electric Company" accepted the proposals of Kuzbass power engineers. In November 2003 the JSC "Kuzbassenergo" supplied 34 mln kWh of electric energy to the FWMEP, with total sum of 9 mln rubles. With regard to I quarter of 2004 the JSC "Kuzbassenergo" is included in summary energy balance of electric power system of Russia as supplier with total sale volume of 160 mln kWh. Entering into the FWMEP as supplier became important economic and technological achievement of single area power system.

The issuer's activity in the sphere of power industry largely depends on common industrial trends. It faced the problem of non-payments, typical for general economic sphere, and particularly regional problems especially with the Regional Energy Committee.

In 2000 the "Scheme of developing power system till 2010"was reconsidered. The Regional Energy Committee of Kemerovo Region (decree №23 dd 06.13 2000) declared the present scheme to be necessary and opportune, aimed at maintaining energy generating companies and volumes of production.

The JSC "United Energy Systems of the Russian Federation" approved the scheme as program-minimum for maintaining efficiency of equipment. This scheme implies developing power system till 2010 and sets absolutely new tasks and approaches to its solution:

- *economic ground of building and rigging with new equipment objects of power system.*
- *implementing new technologies including achievements of national science and foreign experience.*
- *mechanization of technological process.*
- *implementing modern methods of diagnosing condition of equipment.*

In 2002 power system operated regularly and according to the balance of production confirmed by the Federal Energy Committee and plots based on operating conditions of electric power system of Siberia. Faultless activity of the company ensured continuity of service of power system to solvent consumers, and stable passing autumn-winter period.

In 2002 the index of carrying out physical activity was higher than for all recent years. Last year the Company carried out all planned repairing works; in spite of misbalance in tariffication it gradually implemented the program of rigging with new equipment.

During 2002 the Company carried out reform of financial regulation and control, introduced the system of budgeting and strict control over discharge of budget and account receivable. This activity contributed to reduce of account payable at 300mln rubles.

Alike solving financial, economic and technological problems the Company started reforming according to basic trends in reorganization of power industry.

Growing volumes of marketable energy issue for the recent 5 years caused by increasing energy consumption and energy tariffs. For recent years there is a tendency to growing percent of realization, it means that realization exceeds marketable energy issue, i.e. there is reduce of account receivable. For recent years there had been change in payment structure towards emphasizing money component.

2003 was a year of large starting objects presenting objects of great importance not only for power system but for Kuzbass. In August the Southern Electric System successfully set into operation high-voltage transmission line assisted to electrification of distant settlement Ust-Kabyrza, the biggest settlement in the district.

In December 4, 2003 the Kuznetsky Thermoelectric Plant set into operation turbine R-12-90/30 with power-carrying capacity of 12 MW and boiler №4 with steam generating capacity of 160 t p.h.

In December 19, 2003 the South-Kuzbass Electric Power Station set into operation unique turbine T-115-8.8 on vibratory buttress with power-carrying capacity of 115 MW and generator TF-110-2UZ.

For its outstanding contribution to the historical development of the Russian Federation the JSC "Kuzbassenergo"was favoured with honorable title "Prizewinner of the Premium "Russian National Olympus" in category "Power Generating System". The "Russian National Olympus" is the main national premium, reflecting great achievements in social, economic, scientific and cultural spheres of the Russian Federation.

With regard to 03.31.2004 the Board of Directors of the JSC "United Energy Systems" approved 49 projects of reforming out of 70 ones to be approved. These projects started to be implemented in 41

energy generating companies. The project group "Repairs" approved projects of separated repairing activities in 70 energy generating companies and in 32 power stations. The Board of Directors of the JSC "United Energy Systems of the Russian Federation" also approved projects of separated repairing activities in 52 energy generating companies and in 20 power stations.

In March 2004 separation of energy repairing activities was finished. It was carried out according to the project of reforming energy repairing activities of the JSC "Kuzbassenergo" approved by the project group of the Supranational JSC "United Energy Systems of the Russian Federation".

07.01.2003- establishing 3 subsidiaries of the JSC "Kuzbassenergo" with its 100% share in their authorized capital:

-the JSC "Kuzbassetremont"-competitive energy repairing company, carrying out repairing works in electric supply systems, registered in 03.04.2004.

- The JSC Engineering and Analytical Center "Kuzbasstechenergo" –competitive engineering company, registered in 03.09.2004.

- The JSC "Kuzbass Repairing Company"-competitive energy repairing company carrying permanent and planned repairs of equipment of power stations, registered in 03.01.2004.

The affiliated company "Repairing Enterprise "Kuzbassenergoremont" was abolished.

Energy tariffs determined by the Energy Committee of the Russian Federation for 2004 are 7.5% higher than the ones of the previous year. But after implementing decisions accepted by the Energy Committee of the Russian Federation the cost of water supply advanced to 25%, metal products-to 20-60%, coal-to 10-15%, transporting cost also continued to grow. Court order in favor of tax gathering bodies badly influence the budget of the JSC "Kuzbassenergo" as it had to pay out 669.2 mln rubles. These new expenditures made the leaders of the power system reduce expenses for repairs, reconstruction and development.

In September 20, 2004 the JSC "United Energy Systems, the Administration of Kemerovo Region and the JSC "Kuzbassenergo" signed agreement on cooperation for 2004-2006. According to it, the Supranational JSC "United Energy Systems of the Russian Federation" while reforming the JSC "Kuzbassenergo" is to take into account the position of the Administration of Kemerovo Region that is against separation of generating supplies of power system. Besides this agreement prescribes gradual ceasing cross subsidizing, establishing acceptable price of power in the FWMEP for the JSC "Kuzbassenergo" etc.

V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees)

The authorities of the Company are:

- *Shareholders meeting, which is the superior authority of "Kuzbassenergo"*
- *The Board of Directors*
- *Managing/executive committee*
- *General Director*

The capacity of General shareholders meeting of OJSC "Kuzbassenergo" according to its Charter:

par. 10.2. of article 10. General shareholders meeting (abstract of the Charter of OJSC "Kuzbassenergo"):

General shareholders meeting consider the following issues:

1) alteration of the Charter or ratification of a new redaction of the Charter

2) reorganization of the Company

3) liquidation of the Company, appointment of the liquidation commission and ratification of the interim and closing statements

4) fixing of the quantity, nominal value, category of declared stocks and rights that are conceded by the stocks

5) aggrandizement of the Company's chartered capital by cost increase of stock nominal value or by excess stock floatation

6) reduction of the Company's chartered capital by attrition of stock nominal value, by acquisition of a part of stocks in an effort to reduce its total number and by paying off the stocks acquired or redeemed by the Company

7) split and consolidation of the Company's stocks

8) making decisions about floatation of the bonds and other emission securities that can be converted into stocks

9) election of the members of Board of Directors and long-term cessation of their powers

10) election of members of Auditing committee of the Company and pre-term cessation of their powers

11) confirmation of the candidacy of Auditor of the Company

12) making decisions about delegation of powers of the individual executive board of the Company to a managing organization (to a manager)

13) approval of annual reports, annual bookkeeper's records, including income and losses statements; distribution of profits (including payment of dividends, except for the profit allotted as dividends after considering the results of the first three, six months, nine months of a fiscal year) and losses of the Company after considering the results of a fiscal year

13.1.) payment of dividends considering the results of the first three months, six month, nine months of a fiscal year

14) determination of General shareholders meeting conduct

15) making decisions about transactions approval in cases provided for by article 83 of Federal law "About joint-stock companies"

16) making decisions about major transactions approval in cases provided for by article 79 of Federal law "About joint-stock companies"

17) making decisions about joining holding companies, financial and industrial groups, associations and other profit organization

18) ratification of nonpublic documents that control activity of the Company's bodies

19) making decisions about payment of remunerations and/or compensation to members of Auditing committee

20) making decisions about payment of remunerations and/or compensation to members of Committee of directors

21) considering other points provided for by Federal law "About joint-stock companies"

The capacity of Board of Directors of OJSC "Kuzbassenergo" under the terms of its Charter:

par. 15.1. of article 15. Board of Directors of the Company (abstract of the Charter of OJSC "Kuzbassenergo")

Board of Directors consider the following issues:

1) determination of major activities of the Company

2) calling of annual and special Stockholders meetings, except for in cases provided for by paragraph 14.8 of this Charter and announcement of the day of a new Stockholders meeting instead of the one frustrated because there was no quorum

3) ratification of the agenda of General shareholders meeting

4) election of secretary of General shareholders meeting

5) determination of the day of listing persons that have the right to participate in General shareholders meeting, solve other questions related to preparation and holding of General shareholders meeting

6) pronouncement of the questions provided for by sub-paragraphs 2, 5, 7, 8, 12-19 of paragraph 10.2. of article 10 of this Charter to the judgement of Stockholders meeting

7) floatation of bonds and other emission securities, except for the cases fixed in Federal law "About stockholders meetings" and in this Charter

8) ratification of the decision of capital issue, offering circular of securities emission and report about the results of capital issue; ratification of quarterly reports of emission securities issuers and reports about the results of acquisition of the Company's stocks

9) determination of the price (pecuniary valuation)of the property, price of distribution and repurchase of securities in cases provided for by Federal law "About stockholders meetings" and when solving questions mentioned in sub-paragraphs 21, 39 of paragraph 15.1. of this Charter

10) acquisition of the stocks, bonds and other securities floated by the Company in cases provided for by Federal law "About stockholders meetings"

11) alienation (disposal) of the Company's stocks that became at the Company's disposal after their acquisition or redemption from stockholders of the Company

12) election of General Director of the Company and pre-term cessation of his powers

13) election of members of Managing board of the Company, pre-term cessation of their powers and fixing remunerations and compensations paid to them

14) recommendations to General shareholders meeting about the amount of remunerations and compensations paid to members of Auditing committee and determination of amount of payment of services of Auditor

15) recommendations about the stocks dividend amount and its payment procedure

16) ratification of nonpublic documents of the Company that determine forming and application of the Company's funds

17) making decisions about application of the Company's funds;, ratification of budget of draft on special-purpose funds and consideration of results of implementing the budget of draft on special-purpose funds

18) ratification of nonpublic documents of the Company, except for nonpublic documents that must be ratified by General shareholders meeting, and for other nonpublic documents that must be ratified by executive powers of the Company

19) ratification of annual (quarterly) business plan and report about the results of its execution, ratification (updating) of check indexes of cashflow (budget) of the Company and/or ratification (updating) of cashflow (budget) of the Company

20) establishment of branch offices and opening of representative offices of the Company, their winding-up

20.1) alteration in the Charter related to the establishment of branch offices, opening of representative offices of the Company (including alteration of information about names and location of branch offices and representative offices of the Company) and to their winding-up

21) making decisions about the Company's joining other organizations (including approval of constitutive documents and candidatures to authorities of new organizations), alteration of market share (stocks number, share amount), stocks and share charge and cessation of the Company's participation in other organizations

22) determination of credit policy of the Company in the field of loans issue, credit and debt contracts making, guarantees issue, assumption of bill obligation (issue of promissory note and of bill of exchange), pawning of property and making decisions about settlement of transactions stated above in the cases when decision making procedure is not determined by the Company's credit policy

23) approval of major transactions in cases provided for by chapter X of Federal law "About stockholders meetings"

24) approval of transactions provided for by chapter XI of Federal law "About stockholders meetings"

25) approval of the Company's registrator's candidature, terms of the treaty and denunciation

26) election of President of Board of Directors and pre-term cessation of his powers

27) election of Vice-president of Board of Directors and pre-term cessation of his powers

28) election of Secretary of Board of Directors and pre-term cessation of his powers

29) prior approval of decisions about settlement of transactions related to gratuitous assignment of the Company's property or rights (claims) of property to the Company or stranger; approval of transactions related to discharge of property accountability to the Company or stranger; approval of transactions related to gratuitous rendering of service for strangers in the cases (amounts) determined by special decisions of Board of Directors and making decisions about settlement of these transactions when the cases (amounts) stated above are not determined

32) making decision about suspension of powers of managing organization (manager)

33) making decision about assignment of alternate General Director of the Company in cases provided for by paragraphs 19.11., 19.12. of this Charter

34) bringing General Director and members of Managing board of the Company to disciplinary liability and their reward in accordance with Labour legislation of the Russian Federation

35) consideration of reports of General Director about the Company's activities (including performance of functions of General Director), about accomplishment of the decisions of Board of Directors

36) ratification of procedure of the Company's interaction with organizations in which the Company is involved

37) determination of position of the Company (the Company's representatives) re the following items of agendas of general shareholders meeting and meetings of committees of directors of associated and subordinate companies, including order to vote or not to vote for items of agenda, vote for, against and abstain from voting for decision projects:

a) about determination of agenda of general shareholders meeting of associated and subordinate companies

b) about reorganization and winding-up of associated and subordinate companies

c) about determination of numerical strength of Board of Directors of associated and subordinate companies, nomination and election of its members and pre-term cessation of their powers

d) about determination of number, nominal value, category of stated stocks of associated and subordinate companies and of rights given by these stocks

e) about increase of the chartered capital of associated and subordinate companies by nominal value increase or by additional stocks floatation

f) about floatation of securities of associated and subordinate companies that can be converted into common stocks

g) about split and consolidation of stocks of associated and subordinate companies
h) about approval of major transactions made by associated and subordinate companies

i) about associated and subordinate companies joining other organizations (about joining operating enterprise or establishment of a new organization), and about acquisition, alienation and charge of stocks and shares in authorized capitals of organizations joined by associated and subordinate companies, about alteration of market share of corresponding organization

j) about settlement of transaction by associated and subordinate companies (including several interrelated transactions) related to alienation or possibility of alienation of property that forms its permanent assets, fictitious assets, objects of incompleted construction, that are exploited for the purpose of generation, transmission, supervision, distribution of heat and electric power in cases (amounts) provided for by the Company's interaction procedure with organizations in which the Company participate, confirmed by the Company's Board of Directors

k) about alteration of constituent documents of associated and subordinate companies

l) about determination of procedure of payment of fees to members of Board of Directors and Auditing committee of associated and subordinate companies

38) determination of position of the Company (the Company's representatives) re the following items of agenda of meeting of Board of Directors of associated and subordinate companies (including order to vote or not to vote for items of agenda, vote for, against and abstain from voting for decision projects):

a) about determination of position of representatives of associated and subordinate companies re items of agenda of stockholders (sharers) meeting andmeeting of committees of directors of companies that are branch establishments of associated and subordinate companies, referring to settlement of transactions (including several interrelated transactions) related to Alienation or possibility of alienation of property that forms permanent assets, fictitious asset, objects of incompleted construction, that are exploited for the purpose of generation, transmission, supervision, distribution of heat and electric power in cases (amounts) provided for by the Company's interaction procedure with organizations in which the Company participates, confirmed by the Company's Board of Directors

b) about determination of position of representatives of associated and subordinate companies re items of agenda of stockholders (sharers) meeting and meeting of committees of directors of companies that are branch establishments of associated and subordinate companies that fulfil generation, transmission, supervision, distribution of heat and electric power, about reorganization, liquidation, increase of authorized capital of these companies by increase of stocks nominal value or by excess stock floatation and distribution of securities that can be converted into common stocks

39) prior approval of decisions about the Company's settlement:

a) transactions, subject of which is non-negotiable assets of the Company in the amount of 10 to 25 per cent of book cost of these assets on the date of decision about this transaction

b) transactions (including several interrelated transactions) related to Alienation or possibility of alienation of property that forms permanent assets, fictitious asset, objects of incompleted construction, that are exploited for the purpose of generation, transmission, supervision, distribution of heat and electric power in cases (amounts) provided for by special decisions of Board of Directors of the Company

40) making decisions about conclusion contract, subject of which is assets or liabilities of the Company in the amount of 5 to 25 per cent of book cost of the Company's assets on the date of decision about this transaction

42) nomination of candidatures to the post of individual executive board, to other authorities, controlling units and to the post of Auditor of organizations in which the Company participates , that fulfill generation, transmission, supervision, distribution of heat and electric power and maintenance and service

43) determination of lines of insurance securing of the Company, including acceptance of Insurer of the Company

44) acceptance of candidature of independent valuer (valuers) for determination of value of stocks, property and other assets of the Company in cases provided for by Federal law "About stockholders meetings", this Charter and special decisions of Board of Directors of the Company

45)other questions related to Board of Directors competence by Federal law «About stockholders meetings» and this Charter

46) prior approval of collective agreement, agreements completed by the Company in the framework of regulation of social and labor relations

47) acceptance of candidature of financial consultant, that is necessary to be recruited according to Federal law "About equity market"

The capacity of individual and collective executive boards of OJSC "Kuzbassenergo" according to its Charter:

Day-to-day operation of the Company is managed by individual executive board – General Director and collective executive board – Managing board.
par 20.2. of article 20. Managing board (abstract of the Charter of OJSC "Kuzbassenergo"):

Managing board consider the following issues:

- making decisions concerning questions covered by *terms of reference of superior authority's of economical companies, 100 per cent of capital of which belongs to the Company (taking into consideration sub-paragraph 37, 38 of paragraph 15.1 of this Charter)*

- preparation and pronouncing of reports about financial and economic activity of economical companies, 100 per cent of authorized capital of which belongs to the Company, on approval of Committee of directors

- working out and provision of long-term plans of realization of mainstreams of the Company's activity on approval of Committee of directors

- preparation of annual (quarterly) business plan and report about the results of its realization, and approval (correction) of cashflow (budget) of the Company,
if cashflow (budget) of the Company is not approved by Board of Directors of the Company

- preparation of report about financial and economic activity of the Company, about realization of decisions of General shareholders meeting and Board of Directors by Managing board

- approval of plans and arrangements related to training and further training of the Company's personnel

- establishment of benefits and insurance arrangements for the Company's personnel

- making decisions about settlement of transactions, subject of which is property, labor and services, cost of which amounts 1 to 5 per cent of book cost of the Company's assets and is determined on the date of decision about conclusion contract (except for the cases stated in sub-paragraphs 39, 40 of paragraph 15.1. of this Charter)

- examination of reports of deputy Directors-general and unit managers of the Company about the results of realizations of approved plans, programs, instructions; examination of reports, documents and other information about activity of associated and subordinate companies of the Company

- solution of other questions concerning managing of day-to-day operation of the Company according to decisions of General shareholders meeting, Board of Directors of the Company, and of questions submitted to consideration of Managing board by General Director of the Company

par. 21.2. of article 21. General Director of the Company (abstract of the Charter of OJSC "Kuzbassenergo"):

General Director of the Company considers all the questions of managing of day-to-day operation of the Company, except for questions submitted to competence of General shareholders meeting, Board of Directors and Managing board of the Company:

par. 21.3. of article 21. General Director of the Company (abstract of the Charter of OJSC "Kuzbassenergo"):

General Director of the Company acts without proxy on behalf of the Company, including taking into consideration limitations stated in existing legislation, this Charter and decisions of Board of Directors of the Company

- implements plans of the Company's activity that are essential for tasks solution

- organizes accounting and book-keeping if the Company

- disposes of property of the Company, settles transactions on behalf of the Company, gives powers of attorney, sets up settlement and other accounts of the Company at banks, other lending agencies (in statutory cases - at organizations that are professional equity market participants)

- issues orders, approves of instructions, local *statutory acts and other nonpublic documents of the Company concerning questions of his competence, gives instructions that must be followed by the Company's personnel*

- approves of Regulations of branch and representative offices of the Company

- approves of general structure of executive setting of the Company

- approves of list of members of staff and official salary of the Company's personnel according to general structure of executive setting of the Company

- exercises employer's rights and responsibilities provided for by labour legislation in relation to the Company's personnel

- functions as President of Managing board of the Company

- distributes obligations between deputies General Director

- provides Board of Directors with reports about financial and economic activity of associated and subordinate companies, stocks of which belong to the Company, and with information about other organizations, in which the Company participates, except for cases provided for by sub-paragraph 2) of paragraph 20.2 of article 20 of this Charter

- provides Board of Directors with annual report, balance sheet, bill of profits and losses of the Company, distribution of profits and losses of the Company not later than for 45 (forty five) days before the date of annual Stockholders meeting

- solve other questions of day-to-day operation of the Company, except for questions submitted to competence of General shareholders meeting and Managing board of the Company.

There is no code of corporate conduct (management) in OJSC "Kuzbassenergo"; in its relations with shareholders OJSC "Kuzbassenergo" is governed by code of corporate conduct of OJSC RAO "UES of

Russia" approved by decision of Board of Directors of RAO "UES of Russia" (record of 09.11.2001 №104)

Inspectorate of Ministry of the Russian Federation of taxes and tallage in Kemerovo fixed alteration of constituent documents of OJSC "Kuzbassenergo"in common public register of legal persons the 23rd of august 2004. Changes of the Charter of OJSC "Kuzbassenergo" come with the report (Appendix №1)

The Charter of OJSC "Kuzbassenergo" can be found in the Internet on the page **www.kuzbassenenergo.ru/inf/zak.shtml**

5.1. Information about members of the issuer's management bodies
Committee of directors:

24.06.2004 annual general meeting elected Board of Directors of OJSC "Kuzbassenergo" consisting of:

Chairman of Board of Directors of OJSC "Kuzbassenergo": ***Vagner Andrey Aleksandrovich***

Year of birth: ***1957***
Education: ***higher.***
Posts of the recent 5 years:
Time period: ***1998-2000***
Organization: OJSC ***"Kuzbassenergo"***
Post: ***First deputy General Director***
Time period: ***2000 – 2004***
Organization: OJSC RAO "UES of Russia"
Post: ***Head of Department of electric power stations***
Time period: ***2004 – present time***
Organization: OJSC RAO "UES of Russia"
Post: ***Deputy managing director Business-Unit 2.***

Share in the issuer's chartered capital: 0.027%.
Share of ordinary stocks in the issuer's chartered capital: 0.027%.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Information about any family relationships with other persons that form the issuer's authorities and/or units controlling financial and economic activity: no.

Forms Committees of directors of the following companies:

1. ***OJSC "Novocherkasskaya GRES": chairman of Committee of directors, elected 18.05.2004;***
2. ***OJSC "Ryazanskaya GRES": member of Committee of directors, elected 18.05.2004;***
3. ***OJSC "Cherepetskaya GRES": member of Committee of directors, elected 19.05.2004;***
4. ***OJSC "Kirishskaya GRES": Chairman of Committee of directors, elected 18.05.2004;***
5. ***OJSC "Upravlyayutschaya kompaniya Volzhskij gidroenergeticheskiy kaskad"(Managing company Volzhskiy energy cascade"): member of Committee of directors, elected 08.06.2004;***
6. ***OJSC "Berezovskaya GRES": Chairman of Committee of directors, elected 10.06.2004;***
7. ***OJSC "Permskaya GRES": member of Committee of directors, elected 16.04.2004.***

Bolshakov Andrey Nikolaevich

Year of birth: ***1955***

Education: ***higher***
Posts of the recent 5 years:
Time period: ***1998-2002***
Organization: ***Atomic energy Ministry of the Russian Federation***
Post: ***Adviser.***
Time period: ***2002 – present time***
Organization: ***Closed joint-stock company "HK SUEK"***
Post: ***Deputy Head of strategic development board***

Share in the issuer's chartered capital: no share.
Share of ordinary n stocks in the issuer's chartered capital: no share.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Information about any family relationships with other persons that form the issuer's authorities and/or units controlling financial and economic activity: no.

Kozhura Ruslan Vjacheslavovich

Year of birth: ***1963***
Education: ***higher***
Posts of the recent 5 years:

Time period: ***1999-2001***
Organization: ***International methodological association***
Post: ***Senior researcher, academic secretary.***
Time period: ***1999 – present time***
Organization: ***Moscow physical & engineering institute (state university)***
Post: ***Senior professor of chair of law***
Time period: ***1999 – present time***
Organization: ***Moscow city bar***
Post: ***Lawyer.***

Share in the issuer's chartered capital: no share.
Share of ordinary stocks in the issuer's chartered capital: no share.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Information about any family relationships with other persons that form the issuer's authorities and/or units controlling financial and economic activity: no.

Posts taken up in authorities of other legal entities:

Date of assumption of an office	Organization name, postal address	Post
02.08.1999	Auditing company «AUDIT Plus» 109004,Moscow, Zemlyanoy val, 61/2, office 5	Chairman of board of directors
24.07.2000	National Federation of advisers and auditors 107045, Moscow, Kolokolnikov st., 2/6	Councillor, Committee chairman
22.11.2003	Advocatory chamber of Moscow 121205, Noviy Arbat, 36/9.	Chairman of Auditing committee
03.03.2004	Joint-stock company "Omskenergoremont" 644040, Omsk-40, Gubkina prospect, 1	Member of Committee of directors
29.03.2004	Joint-stock company "Orlovskaya energeticheskaya upravlyayutshaya kompaniya" (Orlovskaya energy managing company) 302030, Orel, Mira square, 2	Member of Committee of directors
29.03.2004	Joint-stock company "Orlovskaya sbytovaya kompaniya" (Orlovskaya sale company) 302030, Orel, Mira square, 2	Member of Committee of directors
13.05.2004	Joint-stock-company "Proizvodstvenno-remontnoe predpriyatie" (Production and repairing enterprise) 672090, Russian Federation, Chita, Profsoyuznaya st.,23	Member of Committee of directors
01.06.2004	Closed joint-stock company "LuTEK" 692001, Primorskiy region, Pozharskiy district, Luchegorsk settlement	Member of Committee of directors
03.06.2004	Joint-stock company "Dalenergo" 690600, Primorskiy region, Vladivostok, Tigrovaya st., 19	Member of Committee of directors
10.06.2004	Joint-stock company "Tulenergo" 300600, Tula, Timiryazeva st., 99	Member of Committee of directors
11.06.2004	Joint-stock company "Amurenergo" 675000, Amurskaya region, Blagovetshensk, Shevchenko st, 28	Member of Committee of directors

Mazikin Valentin Petrovich

Year of birth: ***1945***
Education: ***higher***
Posts of the recent 5 years:
Time period: ***1998-1998***
Organization: ***Authority of Kemerovo region***
Post: ***First deputy governor of Kemerovo region of coal industry***

Time period: ***1998-2001***
Organization: ***Authority of Kemerovo region***
Post: ***First deputy governor of Kemerovo region of fuel and energy complex***
Time period: ***2001 – present time***
Organization: ***Authority of Kemerovo region***
Post: ***First deputy governor of Kemerovo region***

Share in the issuer's chartered capital: no share.
Share of ordinary stocks in the issuer's chartered capital: no share.

Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Information about any family relationships with other persons that form the issuer's authorities and/or units controlling financial and economic activity: no.

Negomedzyanov Aleksandr Aleksandrovich

Year of birth: ***1952***
Education: ***higher***
Posts of the recent 5 years:
Time period: ***1998 - 1999***

Organization: ***RAO "UES of Russia"***
Post: ***Deputy chief of Department of energy sales and user charge***
Time period: ***1999 - 2000***
Organization: ***RAO "UES of Russia"***
Post: ***Acting head of department of energy sales and user charge***
Time period: ***2000 – present time***
Organization: ***RAO "UES of Russia"***
Post: ***Head of department of user charge***

Share in the issuer's chartered capital: no share.

Share of ordinary stocks in the issuer's chartered capital: no share.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Information about any family relationships with other persons that form the issuer's authorities and/or units controlling financial and economic activity: no.

Nikiforov Nikita Viktorovich
Year of birth: 1978
Education: ***higher***
Posts of the recent 5 years:
Time period: ***1999-2001***

Organization: ***Federal fund of support of small-scale enterprise, Moscow***
Post: ***Legal adviser of legal department.***
Time period: ***2001 - 2002***
Organization: ***Federal fund of support of small-scale enterprise, Moscow***
Post: ***Deputy chief of legal department.***
Time period: ***2002 - 2002***
Organization: ***OJSC RAO "UES of Russia"***
Post: ***Leading specialist of analysis and control centre of corporate culture department.***
Time period: ***2002 - 2003***

Organization: ***LLC "Technologii korporativnogo upravleniya"(Technologies of corporate management), Moscow***

Post: ***Adviser of legal consulting department.***
Time period: ***2003 – present time***
Organization: ***LLC "Technologii korporativnogo upravleniya", Moscow***
Post: ***Head of legal consulting department.***
Time period: ***2004 – present time***
Organization: ***Fund "Institut professionalnyh direktorov"(Institute of professional directors), Moscow***

Post: ***Adviser in legal questions.***
Time period: ***2004 – present time***
Organization: ***OJSC "Kostromasetremont" (ASC OJSC "Kostromaenergo"), Kostroma***
Post: ***Member of Committee of directors.***
Time period: ***2004 – present time***
Organization: ***OJSC "Predpriyatie selskogo hozyaystva im. A. A. Grechko" (Enterprise of agriculture named after A. Grechko) (ASC OJSC "Rostovenergo")***
Post: ***Member of Committee of directors.***

Share in the issuer's chartered capital: no share.
Share of ordinary in the issuer's chartered capital: no share.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Information about any family relationships with other persons that form the issuer's authorities and/or units controlling financial and economic activity: no.

Novikov Nikolay Valentinovich

Year of birth: 1939
Education: higher
Posts of the recent 5 years:
Time period: ***1997 -2000***
Organization: ***ODU of the Urals***
Post: ***Leading specialist.***
Time period: ***2000 - 2001***
Organization: ***OJSC RAO "UES of Russia"*** representative office "Uralenergo"
Post: ***Leading specialist.***
Time period: ***2001- 2002***
Organization: ***OJSC RAO "UES of Russia"*** representative office "Uralenergo"
Post: ***Leading expert.***
Time period: ***2002 - 2003***
Organization: ***OJSC RAO "UES of Russia"*** representative office "Uralenergo"
Post: ***Adviser of General Director in Board of Directors work.***
Time period: ***2003 – present time.***

Organization: ***Fund "Institut professionalnukh direktorov"***

Post: Adviser.

Share in the issuer's chartered capital: no share.
Share of ordinary stocks in the issuer's chartered capital: no share.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Information about any family relationships with other persons that form the issuer's authorities and/or units controlling financial and economic activity: no.

Parkhomuk Olga Viktorovna
Year of birth: ***1963***
Education: higher
Posts of the recent 5 years:
Time period: ***1997 -2000***
Organization: ***LLC "Monolitstroy"***
Post: ***jurisconsult.***
Time period: ***2000-2003***.
Organization: ***OJSC RAO "UES of Russia"*** representative office managing joint-stock companies of Siberian part of Russia "Sibirenergo", Krasnoyarsk.

Post: ***Leading jurisconsult, Adviser in Board of Directors work.***
Time period: ***2003 – present time***
Organization: ***Fund "Institut professionalnukh direktorov"***
Post: Adviser.

Share in the issuer's chartered capital: no share.
Share of ordinary stocks in the issuer's chartered capital: no share.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Information about any family relationships with other persons that form the issuer's authorities and/or units controlling financial and economic activity: no.

Forms Board of Directors of the following companies:

1. OJSC "Sverdlovenergo" – member of Committee of directors

2. OJSC "Kuzbass energy repairing company " (Kuzbass energy repairing company) – member of Committee of directors

3. OJSC "Kuzbassetremont" – member of Committee of directors

4. OJSC "Kuzbasshydroenergostroy" – member of Committee of directors.

Platonov Vladimir Yuryevich

Year of birth: ***1959***

Education: higher
Posts of the recent 5 years:
Time period: ***1998 – 2004***
Organization: ***OJSC RAO "UES of Russia"***
Post: ***Vice-president – head of economic security and regime department.***
Time period: ***2004 – present time.***
Organization: ***OJSC RAO "UES of Russia"***
Post: ***member of Managing board***

Share in the issuer's chartered capital: no share.
Share of ordinary stocks in the issuer's chartered capital: no share.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Information about any family relationships with other persons that form the issuer's authorities and/or units controlling financial and economic activity: no.

Khromov Sergey Leonidovich

Year of birth: ***19***
Education: higher
Posts of the recent 5 years:
Time period: ***2000 –2000***
Organization: GUIN of Department of Jusice of Kemerovo region

Post: ***service in criminal and correctional system.***
Time period: ***2001 –2002***
Organization: ***LLC "Kuznazkugletrans", Kemerovo***
Post: ***Chief executive***
Time period: ***2001 –2003***
Organization: ***CJSC "Torgoviy dom Severniy Kuzbass"(Firm Northern Kuzbass")***

Post: ***Chief manager of home sales; Chief manager of home market sales of Sales management; Head of home market sales and custom department of Coal sales and custom Administration; Chief manager of home deliveries of Coal sales and custom management; Chief manager of power station coal sales of Home market and the former Soviet republics sales management.***

Period: ***2003 – present time***

Organization: Branch office of OJSC "Sibirskaya Ugolnaya Energetixheskaya Kompaniya" (Siberian coal and energy company), Leninsk-Kuznatskiy.

Post: Deputy director of sale; adviser of General Director ; Deputy General Director of sale.

Share in the issuer's chartered capital: no share.
Share of ordinary stocks in the issuer's chartered capital: no share.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.

Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Information about any family relationships with other persons that form the issuer's authorities and/or units controlling financial and economic activity: no.

Shumilov Aleksandr Aleksandrovich – vice-chairman of Committee of directors.

Year of birth: ***1967***

Education: higher
Posts of the recent 5 years:
Time period: 1998-1999
Organization: LLC "Test" (Nizhniy Novgorod)
Post: ***Deputy director.***
Time period: 1999-2000
Organization: ***Authority of Nizhniy Novgorod.***
Post: ***Assistant to deputy head of Authority, head of chamber of deputy head of Authority (leading municipal post of the 3 group).***
Time period: 2000-2001
Organization: ***LLC "Firma Toner" (Nizhniy Novgorod)***
Post: ***Commercial manager***
Period: 2001-2003
Organization: OJSC "Nizhnovenergo"
Post: Deputy General Director of reform and property.
Time period: 2003 – present time.
Organization: CJSC "Gruppa MDM"/ CJSC "SUEK"/ CJSC "HK "SUEK"
Post: Deputy director of Strategy department.

Share in the issuer's chartered capital: no share.
Share of ordinary stocks in the issuer's chartered capital: no share.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: ***no such stocks.***
Shares in the issuer's associated/subordinate companies: ***no shares.***
Share of ordinary stocks in the issuer's associated/subordinate companies: ***no share***.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: ***no such stocks***.
Information about any family relationships with other persons that form the issuer's authorities and/or units controlling financial and economic activity: ***no.***

Posts taken up in authorities of other legal entities at the state of affairs of 01.07.2004:

Date of assumption of an office	**Organization name, postal address**	**Post**
June 2004	OJSC "Buryatenergo" 670034, Ulan-Ude, 50-letiya Oktyabrya prospect, 28	Member of Committee of directors
June 2004	OJSC "Yakutskenergo" 677000 Sakha republic (Yakutiya), Yakutsk, Fedora Popova st., 14	Member of Committee of directors

June 2004	OJSC "Kirovenergo" 610601, Kirov, Drelevskogo st., 51	Member of Committee of directors
June 2004	OJSC "Khabarovskenergo" 680000, Khabarovsk, Frunze st., 49	Member of Committee of directors
June 2004	OJSC "Orelenergo" 302030, Russia, Orel, Mira square, 2 2	Member of Committee of directors
June 2004	OJSC "Novgorodenergoservis" 173021, Velikiy Novgorod, Nekhinskaya st., 59V	Member of Committee of directors
June 2004	OJSC "Proizvodstvenno-remontnoe predpriyatie – Stantsii" Amurskaya region, Blagovetshensk, Kalinina st., 137 (OJSC "Amurenergo")	Member of Committee of directors

Individual and collective authorities of the issuer and officials of the control issuer.

Individual executive board and members of collective executive board of the issuer:

Mikhailov Sergey Nikolaevich

Year of birth: 1959
Education: higher
Posts of the recent 5 years:
Time period: ***1997 - 1999***
Organization: JSC Bank "Alemar"

Post: ***President***
Time period: 1999-2000
Organization: ***OJSC "Kuzbassenergo".***
Post: ***External manager.***

Time period: ***2000-2000***
Organization: ***OJSC "Kuzbassenergo".***
Post: ***Acting General Director*** .
Period: ***2000 – present time.***

Organization: ***OJSC "Kuzbassenergo".***
Post: General Director

Share in the issuer's chartered capital: no share.
Share of ordinary stocks in the issuer's chartered capital: no share.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Information about any family relationships with other persons that form the issuer's authorities and/or units controlling financial and economic activity: no.

Grebennikov Aleksey Antonovich

Year of birth: 1939
Education: higher.
Posts of the recent 5 years:
Time period: ***1998 – 1998***
Organization: ***OJSC "Kuzbassenergo".***

Post: ***Temporary manager.***
Time period: ***1998 - 2001***
Organization: ***OJSC "Kuzbassenergo".***
Post: ***External manager.***
Time period: 2000-2000
Organization: ***OJSC "Kuzbassenergo".***
Post: ***First deputy General Director .***
Period: ***2000 – present time.***
Organization: ***OJSC "Kuzbassenergo".***
Post: First deputy General Director of general questions..

Share in the issuer's chartered capital: no share.
Share of ordinary stocks in the issuer's chartered capital: no share.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Information about any family relationships with other persons that form the issuer's authorities and/or units controlling financial and economic activity: no.

Ivanov Boris Ivanovich

Year of birth: 1960
Education: higher.
Posts of the recent 5 years:
Time period: ***1998 – 1999***
Organization: ***Fund of realization of Federal program of social and economic development of Buryatiya republic***
Post: ***Head of department of work with potential investors .***
Time period: ***1999 – 2000***
Organization: ***JSC "Selenga" (automatic clothes washers plant).***
Post: ***President.***
Time period: 2000-2000
Organization: ***OJSC "Kuzbassenergo".***
Post: ***General Director assistant in work with accounts receivable .***
Period: ***2000 - 2001***
Organization: ***OJSC "Kuzbassenergo".***

Post: General Director assistant in ***work with accounts receivable – head of marketing and investment planning***.
Period: ***2001 - 2002***
Organization: ***OJSC "Kuzbassenergo".***
Post: General Director deputy of ***work with accounts and restructuring***.

Period: *2002 – present time*
Organization: ***OJSC "Kuzbassenergo".***
Post: Deputy General Director of ***corporate management.***

Share in the issuer's chartered capital: no share.
Share of ordinary stocks in the issuer's chartered capital: no share.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Information about any family relationships with other persons that form the issuer's authorities and/or units controlling financial and economic activity: no.

Lavrov Aleksandr Mikhaylovich

Year of birth: 1950
Education: higher, Doctor of Economic Science, Corresponding Member of Academy of Sciences in West Siberian branch.
Posts of the recent 5 years:
Time period: ***1998-2004***
Organization: ***branch office of OJSC "Kuzbassenergo" – "Energosbyt"***
Post: ***Deputy director***
Time period: ***2004 – present time.***
Organization: ***OJSC "Kuzbassenergo".***
Post: ***Deputy General Director of sale – director of branch office "Energosbyt".***

Share in the issuer's chartered capital: no share.
Share of ordinary stocks in the issuer's chartered capital: no share.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Information about any family relationships with other persons that form the issuer's authorities and/or units controlling financial and economic activity: no.

Gretsinger Yuriy Aleksandrovich

Year of birth: 1953
Education: higher.
Posts of the recent 5 years:
Time period: ***1998-2004***
Organization: ***OJSC "Kuzbassenergo"***

Post: ***Deputy General Director of capital construction.***
Time period: ***2004 – present time.***
Organization: ***OJSC "Kuzbassenergo".***
Post: ***Deputy General Director of production - technical director.***

Share in the issuer's chartered capital: no share.

Share of ordinary stocks in the issuer's chartered capital: no share.

Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: ***no such stocks.***

Shares in the issuer's associated/subordinate companies: ***no shares.***

Share of ordinary stocks in the issuer's associated/subordinate companies: ***no share.***

Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: ***no such stocks.***

Information about any family relationships with other persons that form the issuer's authorities and/or units controlling financial and economic activity: ***no.***

Person functioning as individual executive board of the issuer: Mikhaylov Sergey Nikolaevich.

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer

In 2003 payments to members of the Board of Directors of OJSC "Kuzbassenergo" (without taking into account incomes of General Director) amounted 643 006 (six hundred forty three thousand and six) roubles including remuneration for participation - 643 006 roubles.

In accordance with Regulation about payment of remunerations and compensations to members of Board of Directors of OJSC "Kuzbassenergo", approved by annual stockholders meeting of OJSC "Kuzbassenergo" 02.06.2003, remuneration to members of Board of Directors is paid:

1. For participation in meeting of Board of Directors (regardless of its form) to member of the Board of Directors of the Company to the amount of five times repeated sum of minimum monthly tariff rate of first-class worker, fixed by branch tariff agreement on the date of holding of meeting of Committee of directors.

2. On making decision by stockholders meeting payment of common stocks dividend of the Company considering the results of fiscal year (or the results of the first three/six/nine months) remuneration is paid, amount of which is calculated in consideration of amount of common stocks dividends declared by the Company and number of meetings in which member of The Board of Directors participated.

Amount of remunerations paid to Chairman of board of directors increase by 50%.

Moreover, traveling expenses of member of The Board of Directors are covered.

From the beginning of 2004 remuneration to the amount of 1 100 755 roubles (without taking into account payments to General Director of the Company) has been paid to members of Committee of directors.

In 2003 9 469 553 (nine million four hundred sixty nine thousand five hundred and fifty three) roubles (without taking into account incomes of General Director) were paid to members of Mananging board, including:

Wages - 8 673 081 roubles.

Remuneration for participation - 337 626 roubles.

Property provisions - 458 846 roubles.

Managing board members' incomes in 2004 are formed of their incomes as of staff members of OJSC "Kuzbassenergo" and of remuneration fixed according to labour contract, made with member of Managing board of OJSC "Kuzbassenergo". According to "Regulations of Managing board of Kuzbass open joint-stock company of power engineering and electrification", approved by annual stockholders meeting of OJSC "Kuzbassenergo" 21.06.2002, labour contract is signed by Chairman of board of directors of the Company or person, authorized by The Board of Directors of the Company, on behalf of the Company.

Terms of the contract are determined by The Board of Directors of the Company or person, authorized by The Board of Directors of the Company to sign labour contract.
Managing board member is paid monthly remuneration to the amount of 10% of their official salary.

Remuneration amount increases by actual increase of consumer price index according to branch tariff agreement.

Managing board member can be stimulated more in the course and on terms, fixed by The Board of Directors of the Company.

Considering the results of 9 months of 2004 Managing board members are paid 10 397 350 roubles in all, including:

- *wage - 5 069 341 roubles*
- *premium - 3 678 917 roubles*
- *remuneration - 607 295 roubles*
- *compensatory expenses - 1 041 797 roubles.*

5.3. Information about the structure and capacity of the units of control over the issuer's financial and economic activities

Auditing committee of the Company is elected by stockholders meeting to control financial and economic activities of the Company for a term to the next annual stockholders meeting.

5 persons form Auditing committee.
Auditing committee of the Company (abstract of article 22 "Auditing committee and Auditor of the Company" of Charter of OJSC "Kuzbassenergo") consider the following issues:

- *confirmation of adequacy of data of annual report, balance sheet, account of profits and losses of the Company*

- *analysis of financial condition of the Company, revelation of reserves of improvement of financial condition of the Company and making recommendations for authorities of the Company*

- *control and analysis of adequacy, quality and completeness of audit checks of the Company*

- *organization and realization of control (inspection) over financial and economic activities of the Company, particularly:*

- *control (inspection) over financial, bookkeeping, payment and account and other*

documents of the Company, related to financial and economic activities of the Company, with the object to its accordance with Russian Federation legislation, Charter, nonpublic and other documents of the Company

- *control over preservation and draft on fixed assets*

- *control over observance/order of established order of debt amortization of insolvent debtor on losses of the Company*

- *control over cash assets spending according to approved business plan and budget of the Company*

- *control over creation and use of surplus and other special funds of the Company*

- *control over adequacy and timeliness of charge and payment of dividends of the Company's stocks, yield of bonds, incomes of other securities*

- *control over fulfillment of instructions for elimination of violations and defects revealed during preceding controls (inspections)*

- *confirmation of adequacy and completeness of data about interest (absence of interest) of The Board of Directors member, person functioning as individual body of the Company, including of managing organization or manager, Managing board member, in relation to transactions provided for by chapter XI of Federal law "About joint-stock companies"*

- *realization of other actions (arrangements) related to control over financial and economic activities of the Company.*

Control and analysis department and Service of economic and informational security and regime are subdivisions of executive board of the Company.

Controls by Control and analysis department are realized on the basis of complex control plan for a year approved by General Director ; plan of controls by Service of economic and informational security and regime is approved by deputy director of security.

Plans realization is controlled by deputy General Director of corporate management and deputy General Director of security to questions ownership. Apart from this, Finance department, Department of legal security, as needed technical and other services participate in controls realizations.

Internal audit department was founded in 1995. There are 5 employees of it, Laritskaya Tatyana Dmitrievna is a head of department, born in 1955, higher education, certified auditor.

Main functions of internal audit department are:

- *organization and realization of complex and principal controls over financial and economic activities of the Company's branch offices and associated companies*
- *control over activities of auditing committees of associated companies*

- *evaluation of efficiency of internal control mechanism, study and evaluation of checking procedures in branch offices, organization departments of the Company*

- *control over law and internal documents observance and observance of account policy requirements and of realization of authorities' decisions and instructions of the Company's direction*
- *control over presence, condition and security of the Company's property*

- *analysis of the information gained as the result of controls, working and offer of reports to the Company's authorities in accordance with established procedure; working and offer of suggestions of elimination of violations and defects revealed during controls; working and offer of recommendations of managerial effectiveness increase*

- *realizations of principal controls with the purpose of determination of effectiveness of financial investments of the Company into authorized capitals of enterprises and organizations*

- *aanalysis of financial and economic condition of associated and subordinate companies with the purpose of evaluation of results of activities of associated companies in order to make managerial decisions*
- *organization of competitive selection of auditing firms with the purpose of external audit of associated companies*
- *realization of interaction with external auditors during controls over financial and economic activities of associated companies, consideration of results of external auditor's work and offer of suggestions to the Company's direction about expediency of use of services of this auditing firm*
- *perfection of methodology of auditing activity*
- *participation in making annual production and technical and economic reports of the Company*

- *preparation of information about results of balance commission and other controls, realized during the year.*

General accountant of the Company interacts with external auditor.

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities

Personnel of Auditing committee's:

Kleshnina Natalya Viktorovna
Year of birth: 1960
Education: higher
Posts of the recent 5 years:
Time period: ***1997-2000***
Organization: ***Ministry of fuel energy of Russia***
Post: ***deputy chief of budgetary and financial department***
Time period: ***2000 – present time.***

Organization: ***OJSC RAO "UES of Russia"***

Post: ***Leading expert of Internal audit department.***
Share in the issuer's chartered capital: no share.
Share of ordinary stocks in the issuer's chartered capital: no share.

Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: ***no such stocks.***
Shares in the issuer's associated/subordinate companies: ***no shares.***
Share of ordinary stocks in the issuer's associated/subordinate companies: ***no share.***
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: ***no such stocks.***

Information about any family relationships between the member of the issuer's body of control over his financial and economic activities and other members of the issuer's body of control over his financial and economic activities, members of The Board of Directors of the issuer, members of collective executive body of the issuer, person, who takes the post of individual executive body of the issuer: **no.**

Gadzhiev Ilya Abramovich

Year of birth: 1975

Education: higher
Posts of the recent 5 years:
Time period: *1998 – 2000*
Organization: ***CJSC "Medik", Kursk***
Post: ***jurisconsult.***

Time period: 2000 – 2000.
Organization: ***JSC "Mezhdunarodniy tsentr reformy sistemy bukhgalterskogo ucheta"(International centre of reform of accounting system), Moscow.***

Post: ***jurisconsult.***
Time period: ***2000-2001***
Organization: FKTsB of Russian
Post: ***Chief specialist of law department.***
Time period: 2001 – present time
Organization: ***OJSC RAO "UES of Russia", Moscow.***

Post: ***Head of department of interaction with stockholders, of capital issue and circulation of Business unit 1.***

Share in the issuer's chartered capital: no share.
Share of ordinary stocks in the issuer's chartered capital: no share.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.

Information about any family relationships between the member of the issuer's body of control over his

financial and economic activities and other members of the issuer's body of control over his financial and economic activities, members of The Board of Directors of the issuer, members of collective executive body of the issuer, person, who takes the post of individual executive body of the issuer: **no.**

Dolgopol Olga Semenovna

Year of birth: 1948
Education: higher
Posts of the recent 5 years:
Time period: ***1997- present time.***
Organization: ***OJSC RAO "UES of Russia"***
Post: ***leading specialist; deputy chief of department; head of Financial audit department of Corporative Centre.***

Share in the issuer's chartered capital: no share.
Share of ordinary stocks in the issuer's chartered capital: no share.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.

Information about any family relationships between the member of the issuer's body of control over his financial and economic activities and other members of the issuer's body of control over his financial and economic activities, members of The Board of Directors of the issuer, members of collective executive body of the issuer, person, who takes the post of individual executive body of the issuer: **no.**

Mikhno Irina Vasilyevna

Year of birth: 1957

Education: higher technical, higher economic.
Posts of the recent 5 years:
Time period: ***1997 – 2001***
Organization: Representative office of ***OJSC RAO "UES of Russia"" "Sibirenergo".***
Post: ***head of Investment policy department***
Time period: ***2001 – 2003***
Organization: Representative office of ***OJSC RAO "UES of Russia""" "Sibirenergo".***
Post: ***adviser in work of auditing committees***
Time period: ***2003 – 2004***
Organization: Fund "Institut professionalnykh direktorov"

Post: ***adviser in work of auditing committees***
Time period: ***2004 – present time***
Organization: ***OJSC RAO "UES of Russia"***
Post: ***leading expert of Internal audit department.***

Share in the issuer's chartered capital: no share.
Share of ordinary stocks in the issuer's chartered capital: no share.

Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.

Information about any family relationships between the member of the issuer's body of control over his financial and economic activities and other members of the issuer's body of control over his financial and economic activities, members of The Board of Directors of the issuer, members of collective executive body of the issuer, person, who takes the post of individual executive body of the issuer: **no.**

Sanzharevskiy Vsevolod Vsevolodovich

Year of birth: 1946
Education: higher
Posts of the recent 5 years:

Time period: ***1998-1999***
Organization: OJSC "Kuzbassenergo"
Post: ***director of economy***
Time period: ***1999-2001***
Organization: OJSC "Kuzbassenergo"
Post: ***director of control and analysis***
Time period: ***2001- present time***

Organization: OJSC "Kuzbassenergo"
Post: ***head of Control and analysis department***

Share in the issuer's chartered capital: no share.
Share of ordinary stocks in the issuer's chartered capital: no share.
Number of the issuer's stocks that a person can purchase exercising rights concerning the issuer's options that belong to the person: no such stocks.
Shares in the issuer's associated/subordinate companies: no shares.
Share of ordinary stocks in the issuer's associated/subordinate companies: no share.
Number of stocks of the issuer's associated/subordinate companies that a person can purchase exercising rights concerning the issuer's options that belong to the person: ***no such stocks***.

Information about any family relationships between the member of the issuer's body of control over his financial and economic activities and other members of the issuer's body of control over his financial and economic activities, members of The Board of Directors of the issuer, members of collective executive body of the issuer, person, who takes the post of individual executive body of the issuer: **no.**

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities

Remunerations and compensations are paid to members of Auditing committee according to the current Regulation of OJSC "Kuzbassenergo" about payment of remunerations and compensations to members of Auditing committee of OJSC "Kuzbassenergo". The Regulation

of OJSC "Kuzbassenergo" was approved by annual Stockholders meeting of OJSC "Kuzbassenergo" (record №10 of the 21 of June 2002).

In 2003 1 732 983 (one million seven hundred thirty two thousand nine hundred eighty three) roubles were paid to members of Auditing committee, including remuneration for participation - 244 536 roubles, for property provisions - 55 946 roubles.

As the results of nine months of 2004 933 639 roubles were paid to members of Auditing committee, including:

- *wage - 263 048 roubles*
- *premium - 168 331 roubles*
- *remuneration - 330 052 roubles*
- *compensatory expenses - 172 208 roubles.*

5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)

Index name	3 quarter 2004
Average number of employees, persons	10430
Amount of cash means remuneration of labour, thousand roubles.	352945
Amount of cash means for social service, thousand roubles.	85 828
Total amount of cash means spent, thousand roubles.	34 386 572

Information about the issuer's personnel (employees) according to their age and education:

Index name	3 quarter 2004
Personnel (employees) at the age less under 25 years old, %	4,8
Personnel (employees) at the age of 25 to 35 years old, %	26,3
Personnel (employees) at the age of 35 to 55 years old, %	57,3
Personnel (employees) at the age over 55 years old, %	11,6
Total:	100,0
Including:	
Having secondary and/or general education, %	33,0
Having primary and/or secondary vocational education, %	29,5
Having higher vocational education, %	34,9
Having extra vocational education, %	2,6

The issuer's personnel, exerting material influence on financial and economic activities of the issuer (key personnel):

Mikhaylov Sergey Nikolaevich - General Director of OJSC "Kuzbassenergo",President of Managing board of OJSC "Kuzbassenergo"

Grebennikov Aleksey Antonovich - first deputy General Director of common questions, member of Managing board of OJSC "Kuzbassenergo"

Lavrov Aleksandr Mikhaylovich – deputy General Director of finance and economy, member of Managing board of OJSC "Kuzbassenergo"

Gretsinger Yuriy Aleksandrovich – deputy General Director of production – technical director, member of Managing board of OJSC "Kuzbassenergo"

Ivanov Boris Ivanovich – deputy General Director of production securing, member of Managing board of OJSC "Kuzbassenergo"

Erofeev Aleksandr Kupriyanovich – deputy General Director of corporative management, member of Managing board of OJSC "Kuzbassenergo"

Antonov Yuriy Vitalyevich – deputy General Director of electricity supply network economy – director of branch office "Magistralnye elektricheskie seti"(Main electrical nets)

Sagdyan Armen Sergeevich – deputy General Director of external relations – director of Moscow representative office of OJSC "Kuzbassenergo"

Ryumova Alevtina Nikolaevna – account general of OJSC "Kuzbassenergo"
Moskvitin Valeriy Vasilyevich – deputy General Director of security, state security and emergency situations

Glukhov Viktor Fedorovich – director of branch office of OJSC "Kuzbassenergo" Tom-Usinskaya hydroelectric power station (Tom-Usinskaya GRES)

Artyukh Valeriy Mikhaylovich – director of branch office of OJSC "Kuzbassenergo" Belovo hydroelectric power station (Belovskaya GRES)

Vakhitov Kasim Bakirovich – director of branch office of OJSC "Kuzbassenergo"- South Kuzbass hydroelectric power station (Yuzhno-Kuzbasskaya GRES)

Abramov Valeriy Vasilyevich – director of branch office of OJSC "Kuzbassenergo" West Siberian heating and power plant (Zapadno-Sibirskaya TETS)

Kuzin Igor Viktorovich – director of branch office of OJSC "Kuzbassenergo" Kuznetskaya heating and power plant (Kuznettskaya TETS)

Sukhoveev Boris Ivanovich – director of branch office of OJSC "Kuzbassenergo" Novokemerovskaya heating and power plant (Novokemerovskaya TETS)

Benediktov Aleksandr Viktorovich – director of branch office of OJSC "Kuzbassenergo" Kemerovo hydroelectric power station (Kemerovskaya GRES)

Vervayn Konstantin Aleksandrovich – director of branch office of OJSC "Kuzbassenergo" Kemerovo heating and power plant (Kemerovskaya TETS)

Tolstikov Viktor Sergeevich –director of branch office of OJSC "Kuzbassenergo" East electrical nerworks

Vorov Yuriy Leonidovich – acting director – chief engineer of branch office of OJSC "Kuzbassenergo" Northern electrical networks

Dmitriev Aleksandr Milyevich – director of branch office of OJSC "Kuzbassenergo" Central electrical networks

Miller Aleksandr Ivanovich – director of branch office of OJSC "Kuzbassenergo" Southern electrical networks

Krungolts Aleksandr Rudolfovich – director of branch office of OJSC "Kuzbassenergo" Administration of heat network

Aksenov Vladimir Vasilyevich – director of branch office of OJSC "Kuzbassenergo" "Kuzbassenergosvyaz"

Magarill Aleksandr Isaakovich – director of branch office of OJSC "Kuzbassenergo" Direction of Petrovskaya heating and power plant (Petrovskaya TETS).

Information about availability of Trade union in the Company:

Trade union was created by the personnel (employees) of OJSC "Kuzbassenergo". 20.10.2002 collective agreement for the period of 2003-2004 was accepted at the conference of the personnel of OJSC "Kuzbassenergo". Collective agreement is a legal document that regulates social and labour relations between employees and employers of OJSC "Kuzbassenergo", fixes wages and other conditions of work, social benefits and insurance in addition to existing legislation.
Collective agreement aims at assurance of effective work of OJSC "Kuzbassenergo" and of security of social and economic rights and interests of employees, and at maintenance of their good living standart.

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)

There are no agreements or obligations to the personnel (employees) of the Company related to the possibility of their participation in the issuer's authorized capital.

The issuer's options are not given to the Company's personnel (employees).

VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest

6.1. Information about the total number of shareholders (participants) of the issuer

Number of persons registered in the list of stockholders on 30.09.2004 (day of finishing of financial quarter): 2013.

1. *CJSC "ABN AMRO Bank A.O."*
2. *"Deutsche Bank" Limited Liability Company*
3. *CJSC "Bransweek U B S Nominees"*
4. *CJSC "Depozitarno-kliringovaya kompaniya"(Depositaru and clearing company)*
5. *OJSC Import and export bank "IMPEKSBANK"*
6. *CJSC "ING BANK (EVRASIYA) ZAO"*
7. *Nonprofit partnership "Natsionalniy depozitarniy bank"(National depositary bank)*
8. *CJSC commercial bank "Citybank"*
9. *LLC "Tsentralniy Moskovskiy Depositariy".(Cemtral Moscow Depositary)*

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its chartered (pooled) capital (unit trust), or at least 5 percent of its ordinary stocks; information about the participants (shareholders) of such entities owning at least 20 percent of their chartered (pooled) capital (unit trust) or at least 20 percent of their ordinary stocks

Full name and abbreviation of the firm: *Limited liability company "Tsentral'nyy Moskovsriy Depositariy" (Central Moscow Depositary), LLC "TsMD" (nominal holder)*

Location: *105066, Moscow, Nizhnyaa Krasnoselskaya st., 35, building 1A.*

Share in the issuer's chartered capital: *49%*

Shareholders (participants) owning at least 20 percent of the chartered capital of the shareholder (participant) of the issuer:

Full name and abbreviation of the firm: Open joint-stock company Russian joint-stock company of energy and electrification "UES of Russia", OJSC RAO "UES of Russia"

Location: *Russia, Moscow, Kitaygorodskiy prospect, 7*

TIN: *7705018828*

Share in the issuer's chartered capital: *49%*

Full name and abbreviation of the firm: Closed joint-stock company "Depositarno-kliringovaya kompaniya" (Depositary and Clearing Company), CJSC "DKK" (nominal holder)
Location: *115 162, Moscow, Shabolovka st., 31, building B.*
Share in the issuer's chartered capital: *44,25%*

Shareholders (participants) owning at least 20 percent of the chartered capital of the shareholder (participant) of the issuer: *CJSC "DKK" did not give information about its shareholders.*

6.3. Information about the share of the government or municipal authority in the issuer's chartered (pooled) capital (unit trust), existence of a special right ("golden share")

Share of the issuer's chartered capital that is of state (municipal) ownership:
Kind of property: subject of RF
Share: *0.000016%*
Manager of share: *Committee of management of state property of Kemerovo region*
Location: *650099, Kemerovo, Sovetskiy prospect, 58*
Share holding of the issuer assigned to state (municipal) property: *no such shares.*

Existence of a special right for participation of the Russian Federation, subjects of the Russian Federation, municipal establishments in management of the issuer ("golden share"): *is not provided.*

6.4. Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)

There are no restrictions for stocks number owned by one shareholder and/or their total nominal value and/or maximum number of votes given to one shareholder.

Legislation of the Russian Federation, other statutory legal documents of the Russian Federation do not provide for restrictions of share of participation of foreign entities in the Company's chartered capital. There are no other restrictions related to participation in the issuer's chartered capital.

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its chartered (pooled) capital (unit trust) or at least 5 percent of its ordinary stocks

From **17.09.1998 to 23.03.2000 bankruptcy procedure has been in force in OJSC "Kuzbassenergo", according to Federal law "About insolvency (bankruptcy)" powers of authorities were ceased as a result of introduction of bankruptcy procedure of external management.**

List of the 14 of September 2000:

Full name and abbreviation of the firm: *Russian open joint-stock company of energy and electrification "UES of Russia", RAO "UES of Russia"*
Share in the issuer's chartered capital: *49%*
Share of the issuer's ordinary stocks: *49%*

Full name and abbreviation of the firm: *THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the issuer's chartered capital: *13,12 %*
Share of the issuer's ordinary stocks: *13,12 %*

Full name and abbreviation of the firm: *VANGUARD INTERNATIONAL*
Share in the issuer's chartered capital: *8,28 %*
Share of the issuer's ordinary stocks: *8,28 %.*

List of the 23 of April 2001:

Full name and abbreviation of the firm: *Russian open joint-stock company of energy and electrification "UES of Russia", RAO "UES of Russia"*
Share in the issuer's chartered capital: *49 %*
Share of the issuer's ordinary stocks: *49 %*

Full name and abbreviation of the firm: *THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the issuer's chartered capital: *8,85 %*
Share of the issuer's ordinary stocks: *8,85 %*

Full name and abbreviation of the firm: *Renaissance Nominees (Cyprus) Limited*
Share in the issuer's chartered capital: *18,96 %*
Share of the issuer's ordinary stocks: *18,96 %.*

List of the 25 of February 2002:

Full name and abbreviation of the firm: *Renaissance Nominees (Cyprus) Limited*
Share in the issuer's chartered capital: *12,87 %*

Share of the issuer's ordinary stocks: *12,87 %*

Full name and abbreviation of the firm: ***Renaissance Securities (Cyprus) Limited***
Share in the issuer's chartered capital: ***7,42 %***
Share of the issuer's ordinary stocks: ***7,42 %***

Full name and abbreviation of the firm: ***Mastill Enterprise Limited***
Share in the issuer's chartered capital: ***6,24 %***
Share of the issuer's ordinary stocks: ***6,24 %***

Full name and abbreviation of the firm: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's chartered capital: ***7,17 %***
Share of the issuer's ordinary stocks: ***7,17 %***

Full name and abbreviation of the firm: ***Russian open joint-stock company of energy and electrification "UES of Russia", RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary stocks: ***49 %.***

List of the 8 of May 2002:
Full name and abbreviation of the firm: ***Renaissance Nominees (Cyprus) Limited***

Share in the issuer's chartered capital: ***15,06 %***
Share of the issuer's ordinary stocks: ***15,06 %***

Full name and abbreviation of the firm: ***Trans - Siberian Electricity Company Limited***
Share in the issuer's chartered capital: ***15,00 %***
Share of the issuer's ordinary stocks: ***15,00 %***

Full name and abbreviation of the firm: ***Russian open joint-stock company of energy and electrification "UES of Russia", RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary stocks: ***49 %***

List of the 18 of April 2003:

Full name and abbreviation of the firm: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's chartered capital: ***19,36 %***
Share of the issuer's ordinary stocks: ***19,36 %***

Full name and abbreviation of the firm: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's chartered capital: ***15 %***
Share of the issuer's ordinary stocks: ***15 %***

Full name and abbreviation of the firm: ***Russian open joint-stock company of energy and electrification "UES of Russia", RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary stocks: ***49 %***

List of the 7 of May 2004:
Full name and abbreviation of the firm: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's chartered capital: ***14,45 %***
Share of the issuer's ordinary stocks: ***14,45 %***

Full name and abbreviation of the firm: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's chartered capital: ***17,61 %***
Share of the issuer's ordinary stocks: ***17,61 %***

Full name and abbreviation of the firm: ***Russian open joint-stock company of energy and electrification "UES of Russia", RAO "UES of Russia"***
Share in the issuer's chartered capital: ***49 %***
Share of the issuer's ordinary stocks: ***49 %***

6.6. Information about the deals made by the issuer, in which it had an interest

There were no deals which value was 5% and more of book cost of the assets and in which OJSC "Kuzbassenergo" had an interest in the reporting quarter.

6.7. Information about the amount of accounts receivable

Accounts receivable of 30.09.2004:

Name of accounts receivable	Date of payment occurrence						
	under 30 days	from 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 to 1 year	More than 1 year	Total
Accounts receivable in all, roubles	**1239300753**	**568780282**	**177315088**	**250652835**	**474040959**	**1390928861**	**4101018778**
including:							
overdue	*595734613*	*374524216*	*21790746*	*85866849*	*321372778*	*104312037*	*1503601239*
purchasers and customers	605312909	443488509	*9403059*	38435314	73851836	479049873	1649541500
bills receivable	0	0	0	0	0	672937576	672937576
debts of associated and subordinate companies	512828445	80320905	2036840	21635482	0	76787027	693608699
debts of participants (founders) on inpayments into chartered capital	0	0	0	0	0	0	0
advances given	40794317	16026264	84010831	107452191	28207836	26357678	302849117
other receivables	80365082	28944604	81864358	83129848	371981287	135796707	782081886
TOTAL:	**1239300753**	**568780282**	**177315088**	**250652835**	**474040959**	**1390928861**	**4101018778**

Debtor's name	Location	Amount of debts, roubles	Overdue debts	Fines, penalty fees	Is it an affiliated entity	Share of participation of OJSC "Kuzbassenergo" in chartered capital
KOJSC "Azot"	emerovo	417 478 953	53 153 668	0	-	-

During the period of report in comparison with the second quarter of 2004 accounts receivable reduced by 1 045 377 thousand roubles, at the same time overdue accounts receivable reduced by 745 693 thousand roubles. There was the largest reduction of accounts receivable in the part of accounts of purchasers and customers - by 566 072 thousand roubles, associated and subordinate companies – by 247 360 thousand roubles, of the article "advances given" – by 193 944 thousand roubles. During the period of report accounts receivable of the largest debtor KOJSC "Azot" reduced by 85 628 thousand roubles, including ovedue accounts receivable – by 80 094 thousand roubles.

VII. The Issuer's accounting reports and other financial information

7.1. The issuer's annual accounting reports

The issuer's annual accounting report over 2003 *is not provided in the period of report.*

7.2. The issuer's quarterly accounting reports for the last completed financial quarter

Quarterly accounting report for 9 months of 2004 is presented in the from of:

- *balance sheet (form №1)*
- *profits and losses report (form №2)*
- *cash flow report (form №4)*

Quarterly accounting report for 9 months of 2004 is included in the report as Appendix 2.

Quarterly accounting report for the first six months of 2004 made according to International standards of financial accounting is presented in the report in the form of the file "otshet. pdf" in Appendix 3.

7.3. The issuer's consolidated accounting reports for the last completed financial year (consolidated balance sheet)

The issuer's consolidated accounting report for 2003 is not presented in this period of report.

7.4. Information of the total amount of export also on the share of export in the total sale's volume

The issuer does not export energy outside the Russian Federation.

7.5. Information of the essential changes in the structure of the issuer's property after the date of termination of the last fiscal year

There were no essential changes in the structure of the property of OJSC "Kuzbassenergo" during the period of report.

7.6. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity

There were no significant suits brought against the issuer, charge of which amounts or exceeds 10% of value of the issuer's assets of 3 years and that precede the date of termination of the third quarter of 2004.

Claims and suits advanced to OJSC "Kuzbassenergo" and being under consideration 01.10.2004:

1. *IMNS of the Russian federation in Kemerovo about the collection of tax sanctions in the amount of 214 938 640 roubles*
2. *Ministry of Finance of the Russian Federation about the collection of a primary debt under the contract of debt, interest on loan and interest for the use of other cash means in the amount of 62 985 277,58 roubles*
3. *Competitive manager of OJSC "Kuzbasshydroenergostroy" about invalidation of actions of making accounts by means of transmission of promissory notes of OJSC "Kuzbassenergo" and application of consequences of invalidity of the deal in the form of collection of notes' value in the amount of 20 000 000 roubles*
4. *IMNS of the Russian Federation in Kemerovo about tax and fines collection in the amount of 1 346 942 008 roubles.*

Claims brought by OJSC "Kuzbassenergo" and being under consideration on 01.10.2004:

1. About invalidation of the determination of Ministry of Taxation Inspection Board of the Russian Federation in Kemerovo about collection of fines on the tax on highway users in the amount of 575 767 000 roubles

2. About invalidation of the determination Ministry of Taxation Inspection Board of the Russian Federation in Kemerovo about discharge of tax in the amount of 11 552 272,77 roubles, fines and sanctions in the amount of 2 310 454,55 roubles

3. About invalidation of the determination of Ministry of Taxation Inspection Board of the Russian Federation in Kemerovo about extracharge of property tax in the amount of 108 335 134 roubles

4 .About invalidation of the claims Ministry of Taxation Inspection Board of the Russian Federation in Kemerovo about discharge of property tax in the amount of 22 138 145 roubles, fines in the amount of 214 781,15 roubles

5. About invalidation of the claims of Ministry of Taxation Inspection Board of the Russian Federation in Kemerovo about about discharge of property tax and fines in the amount of 49 739 069,7 roubles

6. About invalidation of the determination of Ministry of Taxation Inspection Board of the Russian Federation in Kemerovo about extracharge of payments for the use of water bodies in the amount of 11 586 435 roubles

7. About invalidation of the determination of Ministry of Taxation Inspection Board of the Russian Federation in Kemerovo about discharge of taxes and fines in the amount of 1 346 942 008 roubles

8. About invalidation if the determination of Ministry of Taxation Inspection Board of the Russian Federation in Kemerovo about extracharge of property charge in the amount of 78 878 968 roubles, corresponding fines and sanctions in the amount of 11 443 459, 6 roubles

9. About invalidation of the determination of Ministry of Taxation Inspection Board of the Russian Federation and MRI of Ministry of taxation in Kemerovo region about discharge of property tax and profits tax in the amount of 57 258 037 roubles

10. About invalidation of the determination of Ministry of Taxation Inspection Board of the Russian Federation in Kemerovo about extracharge of profits tax and fines for 2002 in the amount of 34 609 229 roubles

11. About invalidation of the determination of Ministry of Taxation Inspection Board of the Russian Federation in Kemerovo about extracharge of profits tax and fines for 2003 in the amount of 35 369 450 roubles

12. About invalidation of the determination of Ministry of Taxation Inspection Board of the Russian Federation in Kemerovo about extracharge of the use of water bodies in the amount of 12 114 867 roubles, fine charge in the amount of 1 108 799 rroubles, penalty in the amount of 2 422 973 roubles.

VIII. Additional information about the issuer and its placed securities

8.1. Additional information about the issuer

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust)

The Company's chartered capital is composed of nominal value of the Company's stocks, taken up by shareholders (placed stocks).

The Company's chartered capital amounts 606 163 800 (six hundred and six million one hundred sixty three thousand and eight) roubles.

The Company placed ordinary registered undocumented stocks of the same nominal value of 1 (one) rouble each in the amount of 606 163 800 stocks.

A part of the stocks of OJSC "Kuzbassenergo" circulates outside the Russian Federation in the form of depositary receipts (American depositary receipts).

Level and status of the program: sponsored stocks of depositary receipts (SDR), number of stocks for 1 SDR amounts to 10, Depository bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES, depositary agreement was signed on the 23 October 1997. SDR bargain at Berlin and Frankfurt stock exchanges.
30.09.2004 number of stocks deposited with depositary receipt amounted 12 177 600 stocks. That forms 2,01% of the chartered capital and of general number of votes.

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital

During the 5 last completed financial years OJSC "Kuzbassenergo" did not issue any more stocks.

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer

According to the Charter OJSC "Kuzbassenergo" founds the Reserve fund ("Reserve capital" in accounting) in the amount of 5 (five) per cent of the chartered capital of the Company.

Amount of obligatory annual assessments to the Reserve fund of the Company is at least 5% of clear profit of the Company till the Reserve fund reaches established amount.

The Reserve fund is founded to cover losses of the Company, to retire bonds of the Company and to redeem stocks of the Company in case of the absence of other means.

The Reserve fund may not be used for other purposes.

24.06.2004 it is decided by Shareholders' meeting of OJSC "Kuzbassenergo" to distribute the clear profit of the period of report (2003) in the amount of 790, 0 thousand roubles:
- Reserve fund 40,0 thousand roubles
- Accumulation fund – 750,0 thousand roubles.

According to the accounting report of 30.09.2004 the reserve capital amounts 16858 thousand roubles, the Accumulation fund – 237353 roubles.

8.1.4. Information about the order of convocation and holding a meeting of the issuer's supreme management body
The supreme management body of OJSC "Kuzbassenergo" is Shareholders meeting.

The order of company note about holding a meeting: ***Information about convocation of shareholders meeting is sent by a registered letter to every person mentioned in the list of persons who have a right to participate in the shareholders meeting. It is sent together with voting papers and is published by the Company in the newspaper "Rossiyskaya gazeta"not later than 20 days before the date of the shareholders meeting. Announcement of holding a shareholders meeting, agenda of which contains a question about reorganization of the Company, is published in the newspaper "Rossiyskaya gazeta" not later than 30 days before the date of the shareholders meeting.***

In the event that a person registered in the list of the Company's shareholders is a nominee, announcement of holding a shareholders meeting is sent to the address of the nominee, in case there is no other postal address to be used when sending announcement in the list of persons having a right to participate in shareholders meeting.

Voting papers with the questions of agenda are sent by a registered letter to the address provided in the list of shareholders or are delivered on receipt to each person mentioned in the list of persons having a right to participate in shareholders meeting not later than 20 (twenty) days before the date of shareholders meeting.

Entities (bodies) having a right to convoke (to demand a holding of) a special meeting (sitting) of the issuer's supreme management body and the order of making such demands:

Special Shareholder meeting of the Company is held by the decision of The Board of Directors of the Company on the basis of its own initiative, demands of the Auditing committee of the Company, Auditor of the Company and a shareholder (shareholders) holding at least 10 (ten) per cent of voting stocks on the date of demand.

Questions that must be included in the agenda must be formulated in the demand of holding a General shareholders meeting.

Persons (person) demanding a convocation of a special General shareholder meeting of the Company have a right to present a decision project of a special General shareholders meeting and a proposal about the form of holding General shareholders meeting.

In the event that the demand of convocation of a special General shareholder meeting of the Company comes from a shareholder (shareholders), it must include the name of the shareholder (shareholders) demanding a convocation, with the number, category (type) of the stocks held by them.

Demand of convocation of a special Shareholder meeting of the Company is signed by the person (persons) demanding convocation of a special General shareholder meeting of the Company.

Order of determination of the date of holding a meeting (sitting) of the issuer's supreme management body:

Determination of the date of holding General shareholders meeting relates to the capacity of the The Board of Directors of the Company. The The Board of Directors determines the date of holding General shareholders meeting during the preparation for holding General shareholders meeting.

The annual general shareholders meeting is held not sooner than 2 months and not later than six months after the termination of the financial year.

Special General shareholders meeting must be held within 40 (forty) days from the date of the demand of holding the special Shareholders meeting of the Company by request of the Auditing Committee of the Company, Auditor of the Company and shareholder (shareholders) holding at least 10 (ten) per cent of voting stocks of the Company. In the event that the proposed agenda of the special General shareholders meeting includes the question about the election of members of the Board of Directors or the Auditing Committee of the Company, General shareholders meeting must be held within 70 (seventy) days from the date of the demand of holding the special General shareholders meeting of the Company.

Persons having a right to make proposals in the agenda of the meeting (sitting) of the issuer's supreme management body:

Shareholders (shareholder) of the Company holding in total at least 2 (two) per cent of voting stocks of the Company have a right to put questions in the agenda of the annual shareholders meeting and nominate candidates for the Board of Directors and the Auditing Committee of the Company not later than 90 days after the termination of the financial year. The number of candidates must not exceed the number of members of the body.

A proposal about putting questions in the agenda of General shareholders meeting and a proposal of nomination of candidates are made in written form specifying the name of the shareholders who made them, number and category of the stocks held by them and must be signed by the shareholders (shareholder).

A proposal about putting questions in the agenda of General shareholders meeting must include formulation of the each question proposed. A proposal of nomination of candidates must include the name of the each candidate nominated and the name of the body in which he is nominated for election.

Persons having a right to examine information (materials) provided for preparation and holding a meeting (sitting) of the issuer's supreme management body, and order of examination of such information (materials):

Persons having a right to participate in General shareholders meeting have a right to examine information provided for preparation and holding the shareholders meeting.

Information (materials) about the questions of the agenda of General shareholders meeting must be available to the persons having a right to participate in General shareholders meeting, in the location of executive body of the Company and other places, addresses of which are provided in the announcement of holding General shareholders meeting. It must be available within 20 (twenty) days, and in case of holding General shareholders meeting, agenda of which includes the question about reorganization of the Company, within 30 (thirty) days before holding General shareholders meeting. The information (materials) must be available to the persons participating in General shareholders meeting during its holding.

Order of examination of the persons having a right in General shareholders meeting of the information (materials) of the agenda of General shareholders meeting and list of information (materials) are determined by the Board of Directors of the Company.

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the chartered (pooled) capital (unit trust), or at least 5 percent of ordinary stocks .

Name: Open joint-stock company "Kuzbasshydroenergostroy", OJSC "Kuzbasshydroenergostroy" (bankruptcy procedure – external control).

Location: Russia, Kemerovo region, Krapivinskiy district

Share of the issuer in the chartered capital of the legal entity: 100%

Share of the entity in the issuer's chartered capital: no share

Personnel structure of Committee of directors:

1.Erofeev Aleksandr Kupriyanovich, born 1959.
Functions: Chairman of Committee of directors.
Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

2.Lavrov Aleksandr Mikhailovich, born 1950.

Функции данного лица: *Член совета директоров*
Functions: Member of Committee of directors.

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

3.Skorokhodov Dmitriy Viktorovich, born 1977.
Functions: Member of Committee of directors.

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

4.Nikifrorov Nikita Viktorovich, born 1978.

Functions: Member of Committee of directors.

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

5. Parkhomuk Olga Viktorovna, born 1963.

Functions: Member of Committee of directors.
Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

Babich Valeriy Petrovich, born 1958.

Functions: External manager.

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

Name: Open joint-stock company "Andreevskoe", OJSC "Andreevskoe" (bankruptcy procedure – bankruptcy proceedings)

Location: Russia, Kemerovo region, Kemerovo district, Andreevskiy settlement.
Share of the issuer in the chartered capital of the legal entity: 100%

Share of the entity in the issuer's chartered capital: no share.
Officials:

Bakulin Viktor Vasilyevich, born 1949

Functions: Bankruptcy manager
Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

Name: Limited liability company "Sbytenergo", LLC "Сбытэнерго"

Location: 652417, Russia, Kemerovo region, Kemerovo district, Metalloplotshadka settlement, Severnaya st., 14.

Share of the issuer in the chartered capital of the legal entity: 100%

Share of the entity in the issuer's chartered capital: no share.

Officials:

1.Myasnikov Nickolay Evgenyevich, born 1960

Functions: Individual executive body, President of Managing board, member of Committee of directors.

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

Personnel structure of Committee of directors:

1.Erofeev Aleksandr Kupriyanovich, born 1959.

Functions: Chairman of Committee of directors.

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

2.Petrov Leonid Prokhorovich, born 1961.

Functions: Member of Committee of directors.

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

3.Kostyuk Mikhail Dmitrievich, born 1952.

Functions: Member of Committee of directors.

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.
4.Pushkarev Vadim Sergeevich

Functions: Member of Committee of directors.
Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.
Personnel structure of the collective executive body (Managing board):

- *Kurtsevich Viktor Prokhorovich, born 1954, director of the branch office "Elektricheckie seti" ("Electrical networks"), Prokopyevsk*

Share of the person in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.

- *Ivanova Valentina Vasilyevna, born 1967, chief accountant of the branch office "Elektricheckie seti" ("Electrical networks")*

Share of the person in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.

- *Yudinskikh Evgeniy Sergeevich, born 1974, director of Enerosbyt of the branch office "Elektricheckie seti" ("Electrical networks"), Prokopyevsk*

Share of the person in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.

- *Suchkova Tatyana Mikhaylovna, born 1979, chief economist of the branch office "Elektricheckie seti" ("Electrical networks"), Prokopyevsk*

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share

Name: Limited liability company "Vekselny tsentr Kuzbassenergo" ("Bill centre Kuzbassenergo", LLC "Vekselny Center Kuzbassenergo"
Location: 650620, Russia, Kemerovo, Kuznetsky prospect, 30

Share of the issuer in the chartered capital of the legal entity: 100%

Share of the entity in the chartered capital of the issuer: no share.

Yakovlev Vadim Alekseevich, born 1967

Functions: Individual executive body

Share of the person in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share

According to the Company's Charter management body of the Company is General meeting of the participants of the Company, and management of the current activities of the Company is realized by individual executive body (General Director). General Director give an account to General meeting of the participants of the Company.

Name: Open joint-stock company "Investment and production enterprise "Vodocanal"), OJSC "IPO Vodovanal".

Location: Kemerovo region, Prokopyevsk, Kirpichnaya st., 3

Share of the issuer in the chartered capital of the legal entity: 74.5%

Share of the entity in the issuer's chartered capital: no share.

Officials:
Sheyko Evgeniy Aleksandrovich, born 1973

Functions: Individual executive body, member of Committee of directors.

Share of the entity in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.

Personnel structure of Committee of directors:

1.Erofeev Aleksandr Kupriyanovich, born 1959

Functions: Chairman of Committee of directors

Share of the entity in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

2.Asadulin Radik Aleksandrovich. Born 1963

Functions: Member of Committee of directors
Share of the entity in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

3.Parkhomuk Olga Viktorovna, born 1963
Functions: Member of Committee of directors

Share of the entity in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

4.Nesvetaylov Vasiliy Fedorovich, born 1957

Functions: Member of Committee of directors

Share of the entity in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

Election of the collective executive body of OJSC "Kuzbassetremont" is not provided for by the Charter of the Company.

Name: Limited liability company "Supervolokno", LLC "Supervolokno" (bankruptcy procedure - bankruptcy proceedings).

Location: Russia, Kemerovo, Stroygorodok

Share of the issuer in the chartered capital of the legal entity: 60%

Share of the entity in the issuer's chartered capital: no share.

Officials:

Bakulin Viktor Vasilyevich, born 1949.

Functions: Bankruptcy manager
Share of the entity in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

Name" Open joint-stock company "Prokopyevslenergo". OJSC "Prokopyevskenergo"

Location: Kemerovo region, Prokopyevsk, Energeticheskaya st., 14

Share of the issuer in the chartered capital of the legal entity: 60%

Share of the person in the issuer's chartered capital: no share.

Officials:

Chuyko Aleksandr Ivanovich, born 1961

Functions: Individual executive body, member of Committee of directors, President of Managing board.

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

Personnel structure of Committee of directors:

1.Erofeev Aleksandr Kupriyanovich, born 1959

Functiona: Chairman of Committee of directors
Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

2.Dubinskikh Evgeniy Sergeevich, born 1977

Functions: Member of Committee of directors

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

3.Nikolaev Dmitriy Nikolaevich, born 1963

Functions: Member of Committee of directors

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

4.Kostyuk Maikhail Dmitrievich, born 1952

Functions: Member of Committee of directors

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

Personnel structure of the collective executive body (Managing board):

- *Kernoz Aleksandr Yuryevich, born 1958, deputy General Director of the interaction with consumers*

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

- *Ryabova Nadezhda Semenovna, born 1956, deputy General Director of the personnel management and general questions*

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

- *Belsh Svetlana Aleksandrovna, born 1953, deputy General Director of economy and finance*

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

- *Pushkarev Vladimir Leonodovich, born 1950, deputy General Director of production*

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

- ***Vorotnyak Oleg Mikhaylovich, born 1966, deputy General Director of legal questions.***

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

Name: Open joint-stock company "Inzhenerno-analiticheskiy tsentr "Kuzbasstekhenergo", OJSC "Engineering and analytical centre "Kuzbasstekhenergo".

Location: 650099, Kemerovo, Stantsionnaya st., 17

Share of the issuer in the chartered capital of the legal entity: 100%

Share of the entity in the issuer's chartered capital: no share

Officials:
Yatshinin Vladimir Borosovich, born 1963

Functions: Individual executive body, member of Committee of directors

Share of the entity in the issuer's chartered capital: no share

Share of the issuer's ordinary stocks held by the person: no share.

Personnel structure of Committee of directors:

1.Kinzburg Boris Abramovich, born 1936

Functions: Chairman of Committee of directors

Share of the entity in the issuer's chartered capital: no share

Share of the issuer's ordinary stocks held by the person: no share.

2.Frolov Vitaliy Evgenyevich, born 1976

Functions: Member of Committee of directors

Share of the entity in the issuer's chartered capital: no share

Share of the issuer's ordinary stocks held by the person: no share.

3.Seliverstova Tatyana Aleksandrovna, born 1972

Functions: Member of Committee of directors

Share of the entity in the issuer's chartered capital: no share

Share of the issuer's ordinary stocks held by the person: no share.

4.Kostyuk Mikhail Dmitrievich, born 1952

Functions: Member of Committee of directors

Share of the entity in the issuer's chartered capital: no share
Share of the issuer's ordinary stocks held by the person: no share.

5.Goncharov Igor Mikhaylovich, born 1968

Share of the entity in the issuer's chartered capital: no share

Share of the issuer's ordinary stocks held by the person: no share.
Election of the collective executive body of OJSC "Kuzbassetremont" is not provided for by the Charter of the Company.

Name: Open joint-stock company "Kuzbass energy reparing kompany", OJSC "Kuzbass energy repairing kompany",
"Kuzbass energy repairing company "

Location: Russia, Kemerovo, Kuznetsky prospect, 30

Share of the issuer in the chartered capital of the legal entity: 100%
Share of the entity in the issuer's chartered capital: no share.

Officials:
1.Lermontov Yuriy Borisovich, born 1967

Functions: Individual executive body

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.
Personnel structure of Committee of directors:
1.Erofeev Aleksandr Kupriyanovich, born 1959

Functions: Chairman of Committee of directors

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

2.ShukaylovMikhail Innokentyevich, born 1958

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

3.Timofeev Dmitry Innokentyevich, born 19

Functions: Member of Committee of directors

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

4.Parkhomuk Olga Viktorovna, born 1963

Functions: Member of Committee of directors

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

5.Dubinskiy Evgeny Sergeevich, born 1977

Functions: Member of Committee of directors

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

Election of the collective executive body of OJSC "Kuzbassetremont" is not provided for be the Charter of the Company.

Name: Open joint-stock company "Kuzbassetremont", OJSC "Кузбассетьремонт»
Location: 654079, Russia, Kemerovo region, Novokuznatsk, Nevskogo st., 1.

Share of the issuer in the chartered capital of the legal entity: 100%

Share of the entity in the issuer's chartered capital: no share.

Officials:

Efanov Igor Gennadyevich, born 1962

Functions: Individual executive body, member of Committee of directors
Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

Personnel structure of Committee of directors:

1.Antonov Yury Vitalyevich, born 1962
Functions: Chairman of Committee of directors.
Share of the person in the issuer's chartered capital: 0,003%.

Share of the issuer's ordinary stocks held by the person: ***0,003%.***

2.Frolov Vitaliy Evgenyevich, born 1976

Functions: Member of Committee of directors

Share of the person in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: ***no share.***

3.Parkhomuk Olga Viktorovna, born 1963

Functions: Member of Committee of directors

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: ***no share.***

4.Gatsunaev Andrey Nikolaevich, born 1978

Functions: Member of Committee of directors

Share of the person in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.

Election of the collective executive body of OJSC "Kuzbassetremont" is not provided for by the Charter of the Company.

Name: Closed joint-stock company "Avtotransportnoe predpriyatie "Kuzbassenergo" ("Haulage contractor "Kuzbassenergo"), CJSC "Avtotransportnoe predpriyatie "Kuzbassenergo"
Location: 650006, Russia, Kemerovo, Stantsionnaya st., 4.

Share of the issuer in the chartered capital of the legal entity: 100%
Share of the entity in the issuer's chartered capital.

Officials:

1.Trushkov Vyacheslav Leonidovich, born 1969

Functions: Individual executive body, president of Managing board, member of Committee of directors.

Share of the person on the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.

Personnel structure of Committee of directors:

1.Erofeev Aleksandr Kupriyanovich, born 1959

Functions: Chairman of Committee of directors

Share of the person on the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.

2.Ivanov Boric Ivanovich, born 1960

Functions: Member of Committee of directors

Share of the person on the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

3.Gretsinger Yury Alexandrovich, born 1953

Functions: Member of Committee of directors

Share of the person on the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

4.Skorokhodov Dmitry Viktorovich, born 1977

Functions: Member of Committee of directors
Share of the person on the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

Personnel structure of the collective executive body (Managing board):

- ***Zheludko Anatoly Maksimovich, born 1950, First deputy General Director – technical director***

Share of the person on the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

- ***Ilyushnikov Anatoliy Kirillovich, born 1948, deputy technical director of general technical and fire safety***

Share of the person on the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

- ***Kudryashova Tatyana Anatolyevna, born 1952, deputy General Director of economy and finance***

Share of the person on the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

- ***Maltseva Irina Nikolaevna, born 1960, chief accountant.***

Share of the person on the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.

Name: Closed joint-stock company Medico-sanitary centre " Health centre "Energetic", CJSC "Health centre "Energetic"

Location: 650099, Russia, Kemerovo, Kuzbasskaya st., 37.
Share of the issuer in the chartered capital of the legal entity: 100%
Share of the entity in the issuer's chartered capital: no share.

Officials:

1.Agafonova Tamara Nikolaevna, born 1954

Functions: Individual executive body, President of Managing board, member of Committee of directors.

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

Personnel structure of Committee of directors:

1.Erofeev Aleksandr Kupriyanovich, born 1959

Functions: Chairman of Committee of directors.

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

2.Afanasyev Aleksandr Alekseevich, born 1969

Functions: member of Committee of directors

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

3.Golofast Dmitry Yakovlevich, born 1965

Functions: member of Committee of directors

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

4.Frolov Vitaliy Evgenyevich, born 1967

Functions: member of Committee of directors.

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

Personnel structure of the collective executive body (Managing board):

- ***Churekova Natalya Georgievna, born 1950, deputy head doctor of medical questions***

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

- ***Kozlova Olga Aguryanovna, born 1963, deputy head doctor of economy***

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

- ***Elin Boris Petrovich, born 1953, chief engineer***

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

- ***Gorokhova Tatyana Lvovna, born 1954, chief accountant.***

Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

Name: Closed joint-stock company "Kuzbassenergoservice", CJSC "Kuzbassenergoservice"

Location: 650099, Russia, Kemerovo, N. Ostrovskogo st., 12.

Share of the issuer in the chartered capital of the legal entity: 100%
Share of the entity in the issuer's chartered capital: no share.

Officials:

1.Yurken Vladimir Abramovich, born 1953.

Functions: Individual executive body, President of Managing board.

Share of the person in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.
Personnel structure of Committee of directors:

1.Erofeev Aleksandr Kupriyanovich, born 1959.
Functions: Chairman of Committee of directors.
Share of the person in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.

2.Ivanov Boris Ivanovich, born 1960.
Functions: Member of Committee of directors.
Share of the person in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.

3.Rakitina Yuliya Vladimirovna, born 19

Functions: Member of Committee of directors.

Share of the person in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.

4.Moskvin Aleksey Vasilyevich, born 19

Functions: Member of Committee of directors.
Share of the person in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.

5.Sorokin Igor Yuryevich, born 1974.

Functions: Member of Committee of directors.
Share of the person in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.
Personnel structure of the collective executive body (Managing board):

- *Morozov Andrey Arkadyevich, born 1970, chief engineer.*

Share of the person in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.

- *Kosmacheva Svetlana Fedorovna, born 1949, Head of financial department.*

Share of the person in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.

- *Sobolev Evgeniy Robertovich, born 1968, associate director of legal questions.*

Share of the person in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.

- *Kovalenko Anatoliy Antonovich, born 1941, deputy General Director of finance and economy.*

Share of the person in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share

Name: Limited liability company "Yugo-Zapad", LLC "Yugo-Zapad"

Location: Russia, Kemerovo, Predzavodskaya st., 10

Share of the issuer in the chartered capital of the legal entity: 7, 69%

Share of the entity in the issuer's chartered capital: no share.

Name: Closed joint-stock company "Bagran", CJSC "Bagran"
Location: Kemerovo, Pionerskiy boulevard, 4a

Share of the issuer in the chartered capital of the legal entity: 7, 14%

Share of the entity in the issuer's chartered capital: no share.

Officials:

Kozhemyakin Aleksandr Ivanovich, born 19

Functions: Individual executive body.

Share of the entity in the issuer's chartered capital: no share.

Share of the issuer's ordinary stocks held by the person: no share.

Name: Limited liability company "Zhurnal TEK i resursy Kuzbassa" ("Magazine TEK and resources of Kuzbass"), LLC "Zhurnal TEK i resursy Kuzbassa"

Location: 650099, Kemerovo, Sovetskiy prospect, 63

Share of the issuer in the chartered capital of the legal entity: 6,7%

Share of the entity in the issuer's chartered capital: no share.

Officials:

Mazikin Valentin Petrovich, born 1945

Functions: Editor-in-chief
Share of the entity in the issuer's chartered capital: no share.
Share of the issuer's ordinary stocks held by the person: no share.

8.1.6. Information about essential transactions carried out by the issuer

There were no essential transactions, amount of liabilities of which was 10 and more per cent of book cost of the assets of OJSC "Kuzbassenergo", carried out during the period of report.

8.1.7. . Information about credit ratings of the issuer

Credit rating has not been conferred to the issuer or its securities within 5 completed financial years.

8.2. Information about each category (type) of the issuer's shares

Full name of the category/type of the stocks: ordinary non-documentary registered stocks
Nominal value: one rouble.

Number of circulating stocks: 606163800 stocks.

Additional capital issue of Kuzbass open joint-stock company of energy and electrification was realized by the direction of FK Central bank of the 24 of June 2003 № 03-1210/r, in the result of which:

The following state registration numbesr given to registered non-documentary stocks issues of Kuzbass open joint-stock company of energy and electrification were cancelled:
39-1p-00734 of 25.07.1994;
39-1-00970 of 23.11.1995.

State registration number 1-01-00064-A of the 24 of June 2004 was given to the stated to registered non-documentary stocks issues of Kuzbass open joint-stock company of energy and electrification.

Unification of additional issues in the list of holders of registered securities of OJSC "Kuzbassenergo" was realized by the registrar OJSC "Tsentralny Moskovskiy Depositariy" ("Central Moscow Depositary") on the 18 of July 2003.

There is no stated stocks.

Rights of shareholders given by ordinary stocks (abstract form the Charter of the Company):

- Each ordinary registered stock of the Company gives a right to it holder equal measure of rights (paragraph 6.2. of the Charter of the Company).

Shareholders- holders of ordinary registered stocks of the Company- have a right to:

1)participate in General shareholders meeting with the suffrage of all the questions of the capacity, personally or with the help of representatives

2)make proposals in the agenda of general meeting in the course provided for by existing legislation of the Russian Federation and the Charter

3)get information about the Company's activities and examine documents of the Company according to article 91 of Federal law "About jont-stock companies", other statutory legal acts and the Charter

4)collect dividends announced by the Company

5)preempt additional stocks and the issuer's securities that can be converted into stocks and placed by public subscription , in the amount that is proportional to the number of the ordinary stocks held by them;
6)obtain a part of the Company's property in case of winding-up of the Company

7)exercise other rights provided for by the legislation of the Russian Federation and the Charter.

8.3. Information about the previous issues of the issuer's securities, except for the issuer's shares

There are only ordinary stocks in circulation, other issuer's securities were not issued by the issuer.

8.3.1. Information about the issues with all securities paid off (cancelled)

There are only ordinary stocks in circulation, other issuer's securities were not issued by the issuer.

8.3.2. Information about the issues with securities in circulation

There are only ordinary stocks in circulation, other issuer's securities were not issued by the issuer.

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default)

There are only ordinary stocks in circulation, other issuer's securities were not issued by the issuer.

8.4. Information about the entity (entities) which provide security for the bonds of the issue

The issuer did not issue and place bonds.

8.5. Terms of securing fulfillment of obligations on the bonds of the issue

The issuer did not issue and place bonds.

8.6. Information about organizations registering the rights for issued securities of the issuer

Registrar:

Name: Open joint-stock company ("Central Moscow Depositary"
Location: 107078, Moscow, Orlikov pereulok st., 3, building V.
Postal address: 105066, Moscow, Olkhovskaya st., 22.

Tel.: (095) 264-44-23 Fax: *(095) 265-43-36*

E-mail: mcdepo@dol.ru

Licence:
Licence number: 10-000-1-00255
Day of issue: 13.09.2002

Period of validity: not determined

Body issued the licence: Federal commission of securities market of Russia

Day from which the list of the issuer's registered securities is kept by the stated registrar: 3.01.2002

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents

The basic legislative act regulating the issues of capital import and export is Law of the Russian Federation of the 10 December 2003 №173-FZ "About currency regulation and currency control" (edit. Of 29.06.2004)

Tax code of the Russian Federation (part one of the 31 of July 1998 №146-FZ and part two of the5 of August 2000 №117-FZ).

Instruction of Central Bank of the Russian Federation of the 28 of December №96-I (edit. Of the 13.08.2003) "About special accounts of non-residents of the type "C". This instruction regulates the order of realization of operations by non-residents with special accounts of the type "C" in the currency of the Russian Federation and by special accounts of the type "C", on which securities are considered.

"Instruction of approval of Ministry of Trade of Russia of expediency of investments abroad by legal and physical person of the Russian Federation", approved by Order of Ministry of Trade of the Russian Federation of the 9 of July 1999 №318.

Moreover, a group of Federal laws ratify Agreements about avoidance of double taxation between the Russian Federation and foreign countries. At present time regime of avoidance of double taxation functions concerning more than 50 countries. For instance:

1.Federal law of the 17 of July 1999 №167-FZ "About ratification of the Agreement between the Government of the Russian Federation and the Government of Cyprus about avoidance of double taxation as regards taxes on revenues and capital"

2.Federal law of the 8 of February 1998 №18-FZ "About ratification of the Convention between the Government of the Russian Federation and the Government of France about avoidance of double taxation and prevention of avoidance of taxes and violation of tax law as regards taxes on revenues and property".

3.Federal law of the 19 of March 1997 №65-FZ "About ratification of the Convention between the Government of the Russian Federation and the Government of the United Kingdom of Great Britain and Northern Ireland about avoidance of double taxation as regards taxes on revenues and increment of property value and the Agreement between *the Government of the Russian Federation and the Government of the United Kingdom of Great Britain and*

Northern Ireland of the 15 of February 1994, completed in the form of exchange of notes, about application of particular regulations of the Convention".

4.Federal law of the 26 of February 1997 № 42-FZ "About ratification of the Agreement between the Government of the Russian Federation and the Government of Canada about avoidance of double taxation and prevention of avoidance of taxes as regards taxes on revenues and property".

5.Federal law of the 18 of December 1996 № 158-FZ "About ratification of the Agreement between the Russian Federation and the Federal Republic of Germany about avoidance of double taxation as regards taxes on revenues and property".

6.The Agreement between the Russian Federation and the United States of America about avoidance of double taxation and prevention of avoidance of taxes as regards taxes on revenues and capital (Washington, 17 of June 1992).

7.The Convention between the Government of the USSR and the Government of Japan about avoidance of double taxation as regards taxes on revenues (Tokyo, 18 of January 1986).

8.Federal law of 14.06.2002 № 69-FZ "About ratification of the Agreement between the Government of the Russian Federation and the Government of Republic of *Tadjikistan about* avoidance of double taxation and prevention of avoidance of taxes on revenues and capital".

9.Federal law of 28.05.2001 № 60-FZ "About ratification of the Agreement between the Government of the Russian Federation and the Government of Republic of Moldova about incentive and mutual protection of capital investments.

8.8. Description of the order of taxation of revenues from the issuer's issued securities placed and in floatation

The order of taxation of revenues from the issuer's securities is regulated by the Tax code of the Russian Federation.

Table 1. Taxation of legal entities' revenues from the **securities placed and in floatation in the form of dividends according to the Legislation existing in 2004.**

№№	Categories of securities' holders	
	Legal entities – tax residents of the Russian Federation	Foreign legal entities -(non-residents), collecting revenues from the sources on the territory of the Russian Federation
1.Name of the revenue from the securities on floatation	Dividends	
2.Name of the tax on the revenue from securities	Profits tax	
3. Tax rate	6 %	15 %

4. The order and terms of discharge of the tax	Taxes on revenues in the form of dividends are collected from the source of payout of the revenues and transferred into the federal budget by Fiscal Agent within 10 days from the date of payout of the revenue (art. 287 Chapter 25 of the Tax code of the Russian Federation (part two).	The amount of tax withheld from the revenues of foreign companies is transferred into the federal budget by Fiscal Agent at the time of payout of the revenue, either in the currency of payout of the revenue or in the currency of the Russian Federation according to the official rate of Central Bank of the Russian Federation on the date of transfer of the tax. (art. 310 Chapter 25 of the Tax code of the Russian Federation (part two).
5. Particularities of the order of taxation for the category of securities' holders	The total sum of the tax from the sum of dividends is determined as a product of the tax rate and the difference between the sum of dividends to be distributed among shareholders (participants) in the current tax period, reduced by the sums of dividends to be paid by Fiscal Agent in the current tax period, and the sum of dividends collected by the Fiscal Agent in the current (tax) period of report, in case these sums did not participate in calculation when determining the taxable revenue in the form of dividends before. In case the difference obtained is negative, there is no obligation of discharge of tax and no compensation from the budget.	<u>Elimination of double taxation.</u> In order to release from double taxation or to apply for preferred treatment of taxation, a taxpayer (foreign company) must present Fiscal Agent a confirmation that he is a resident of the state with which the Russian federation has the international treaty (agreement) regulating issues of taxation, before the date of payout of the revenue. This confirmation must be certified by competent authority of the corresponding foreign country. In case the confirmation was not given before the date of payout of the revenue Fiscal Agent must withhold the tax on revenues of the foreign company. According to par. 2 of art. 312 of the Tax code of the Russian Federation, a foreign recipient of the revenue have a right to return the tax on the revenue withheld before, paid to him before, within 3 years from the date of termination of the tax period, during which the revenue was paid out, provided the revenue is rendered to rating authority according to the place of registration of fiscal Agent of corresponding documents (the list is given in art. 312 of the Tax code of the Russian federation). The tax withheld and paid before is returned within a month from the date of putting in the application and the documents mentioned.
6. Legislative and statutory acts regulating the order of taxation of the revenues stated.	Chapter 25 "Prifits tax of companies" of the Tax code of the Russian Federation (part two).	

Table 2. Taxation of the revenues of physical persons from the securities placed and in floatation in the form of dividends according to the Legislation existing in 2004.

№№	Categories of securities' holders	
	Physical persons - tax residents of the Russian Federation	Physical persons (non-residents of the Russian federation) collecting revenues from the sources on the territory of the Russian Federation.
1. Name of the revenue from the securities on floatation	Dividends	
2. Name of the tax on the revenue from securities	Personal income tax	
3. Tax rate	6 %	30 %
4. The order and terms of discharge of the tax	The sum of the tax must be withheld from the revenues of a taxpayer and paid to the budget by the Russian organization that is a source of the revenue of the taxpayer in the form of dividends (Fiscal Agent). The charged sum of the tax is withheld directly from the revenues of the taxpayer on their actual payout. Fiscal Agents must transfer the sums of the calculated and withheld taxes not later than the date of actual cash in the bank for payout of the revenue and the date of the transfer of the revenue from the accounts of Fiscal Agents in the bank on the accounts of the taxpayer or on the accounts of third persons on behalf of the taxpayer (art. 226 Chapter 23 "Personal income tax" of the Tax code of the Russian Federation (part two).	
5. Particularities of the order of taxation for the category of securities' holders	The total sum of the tax from the sum of dividends is determined as a product of the tax rate and the difference between the sum of dividends to be distributed among shareholders (participants) in the current tax period, reduced by the sums of dividends to be paid by Fiscal Agent in the current tax period, and the sum of dividends collected by the Fiscal Agent in the current (tax) period of report, in case these sums did not participate in calculation when determining the taxable revenue in the form of dividends before. In case the difference obtained is negative, there is no obligation of discharge of	Elimination of double taxation. In order to release from double taxation, obtain tax deduction or other tax benefits, a taxpayer must present Ministry of Taxation of the Russuan Federation with an official confirmation that he is a resident of the state with which the Russian federation has the international treaty (agreement) existing during the corresponding tax period (or it part) about avoidance of double taxation. This confirmation can be presented either before the discharge of the tax or within one year after termination of the tax period considering results of which the taxpayer pretends to be released from taxation, tax deductions or benefits. (art. 232 Chapter 23 of the Tax code of the Russian Federation (part two).

	tax and no compensation from the budget. (art. 275 of the Tax code of the Russian Federation (part two).	
6. Legislative and statutory acts regulating the order of taxation of the revenues stated.	Chapter 23 "Personal income tax" of the Tax code of the Russian Federation (part two), art.275 of the Tax code of the Russian Federation.	

Table 3. Taxation of the revenues of legal entities from the realization of the securities placed and on floatation and of interest of the issuer's bonds according to the Legislation existing in 2004.

№№	Categories of securities' holders	
	Legal entities – tax residents of the Russian Federation	Foreign legal entities -(non-residents), collecting revenues from the sources on the territory of the Russian Federation
1. Name of the revenue from the securities on floatation	Revenues from the realization of securities and interest of the issuer's bonds	Revenues from the realization of stocks of Russian companies, more than 50% assets of which consists of real estate on the territory of the Russian Federation, and interest of the issuer's bonds.
2. Name of the tax on the revenue from securities	Profits tax	
3. Tax rate	24%, from which 5% are entered into the Federal budget; 17% - budgets of the Russian federation's subjects; 2% - local budgets. Legislative bodies of the Russian Federation's subjects have a right to reduce tax rate for particular categories of taxpayers in the part of tax sums, entered into the budget of the Russian Federation to 13%.	20 %
4. The order and terms of discharge of the tax	The tax to be paid within the tax period must be paid not later than the date of applying of tax returns for the corresponding tax period. The date is stated by article 289 of the Tax code of the Russian Federation. Advance payments considering the	Russian or foreign organization working in the Russian Federation with the help of permanent representation (Fiscal Agents), paying revenue to a foreign organization, withhold tax sum from the revenues of this organization on every payout (transfer) to it of cash means or on other acquisition of revenue by a foreign organization.

	results of the period of report are paid not later than the date stated for applying tax returns for the corresponding period of report. Monthly advance payments are paid not later than on the 28 day of each month of the period of report. Taxpayers, calculating monthly advance payments considering actually acquired revenue, pay advance payments not later than the 28 day of the month that follows the month considering the results of which the tax is calculated. Considering the results of the period of report (tax period) sums of monthly advance payments paid during the period of report (tax period) are accounted when paying advance payments considering the results of the period of report. Advance payments considering the results of the period of report are accounted towards discharge of tax considering the results of the tax period.	Fiscal Agent must transfer the corresponding tax sum within 3 days after the date of payout (transfer) of cash means to the foreign organization or of other acquisition of revenue by the foreign organization.
5. Particularities of the order of taxation for the category of securities' holders		In case a foreign organization before the date of payout of revenue presents Fiscal Agent with confirmation that the foreign organization has permanent location in the state with which the Russian Federation has an international treaty regulating taxation issues, there is release from tax deduction from the source of payout or tax deduction at lower interest, as regards the revenue for which the international treaty provides preferred treatment of taxation.
6 Legislative and statutory acts regulating the order of taxation of the revenues stated.	Chapter 25 of the Tax code of the Russian Federation "Organizations income tax"	

Table 4. Taxation of revenues of physical persons from realization of the stocks in floatation and interest of the issuer's bonds according to the Legislation existing in 2004.

№№	Categories of securities' holders	
	Physical persons - tax residents of the Russian Federation	Physical persons (non-residents of the Russian federation) collecting revenues from the sources on the territory of the Russian Federation.
1. Name of the revenue from the securities on floatation	Revenues from the sources situated on the territory of the Russian federation are: - interest drawn from a Russian organization and interest drawn from Russian individual entrepreneurs and (or) foreign organization in connection with its permanent representation's activities in the Russian Federation - revenues from realization of stocks and other securities and market shares in organization's chartered capital in the Russian Federation.	
2. Name of the tax on the revenue from securities	Налог на доходы физических лиц Personal income tax	
3. Tax rate	13 %	30 %
4. The order and terms of discharge of the tax	Calculation and discharge of tax sum are done by Fiscal Agent on termination of the tax period (official year) or on payment by Fiscal Agent of cash means of a taxpayer before a regular tax period ends. On payment of cash means before a regular tax period ends the tax is paid from the interest in revenue that corresponds to the actual sum of the cash means to be paid.	
5 Particularities of the order of taxation for the category of securities' holders	In case there is no documentary confirmation of expenses from 01.01.2002 a physical person have a right to use a property tax deduction in the amount obtained from the sale of securities (but not more than 125 000 roubles). On sale of securities that have belonged to a taxpayer 3 years and more, property tax deduction is given in the amount obtained by the taxpayer from the sale of securities. On sale of the property that is in common share ownership or common joint ownership, a corresponding amount of property tax deduction is distributed among joint owners of the property proportionally to their share	Elimination of double taxation. In order to release from double taxation, obtain tax deduction or other tax benefits, a taxpayer must present Ministry of the Russian Federation of taxes and tallage with an official confirmation that he is a resident of the state with which the Russian federation has the international treaty (agreement) existing during the corresponding tax period (or it part) about avoidance of double taxation. This confirmation can be presented either before the discharge of the tax or within one year after termination of the tax period considering results of which the taxpayer pretends to be released from taxation, tax deductions or benefits.

	or under the agreement between them.	
6. Legislative and statutory acts regulating the order of taxation of the revenues stated.	Ch. 23 of the Tax code of the Russian Federation "Personal income tax"	

8.9. Information about the announced (accrued) and paid dividends on the issuer's shares, and income from the issuer's bonds

Within 5 last completed financial years OJSC "Kuzbassenergo" have paid dividends on ordinary stocks considering only the results of the year 2000. It was decided to pay the dividends at the annual General shareholders meeting on the 8 of June 2001 (record №8 of 08.06.2001). The dividends were accrued in the amount of 0,071 rouble on an ordinary stock of the Company in money terms in the term before 07.09.2001. In total there were the following dividends accrued: 43037 thousand roubles, according to the state of affairs on 31.09.2004 in total there were 42929 thousand roubles paid, including:
2001 - 35189 thousand roubles;
2002 – 7675 thousand roubles;
2003 - 65 thousand roubles.

The rest of passed dividends – 108 thousand roubles, including:
Deceased - 37 thousand roubles (not officially registered as heirs of the right of succession)

Legal entities – 71 thousand roubles (dividends accrued to legal entities were transferred to settlement accounts stated in the list of the registered entities having a right to collect dividends according to the state of affairs of the 23 of April 2001 by the registrar provided by the decision of OJSC "Kuzbassenergo" (OJSC "Spetsializirovanny registrator "Primula"("Particularized registrar "Primula"). As not all the persons registered in the list of the Company's shareholders informed the list holder about changes of their data, dividends were returned to the settlement accounts of OJSC "Kuzbassenergo". As changes are made and bank essential elements are provided the Company transfer dividends accrued considering the results of 2000 to legal entities.
Considering the results of 2001 the annual General shareholders meeting of OJSC "Kuzbassenergo" decided "not to pay dividends on ordinary stocks of the Company considering the results of 2001" (record № 10 of 21.06.2002). In connection with the existing financial result considering the results of 2001 in the amount of 2977 thousand roubles Board of Directors of OJSC "Kuzbassenergo" recommended to the annual General shareholders meeting not to pay dividends on ordinary stocks of the Company and to direct undivided profits to the Reserve fund.

Considering the results of 2002 the annual General shareholders meeting of OJSC "Kuzbassenergo" decided "not to pay dividends on ordinary stocks of the Company considering the results of 2002" (record № 11 of 02.06.2003). Considering the results of 2002 there was balance loss on the amount of 531606 thousand roubles. In this connection during the meeting on the 16 of April 2003 Board of Directors recommended to General shareholders meeting not to pay dividends on ordinary stocks of the Company considering the results of 2002.

Considering the results of 2003 the annual General shareholders meeting of OJSC "Kuzbassenergo" decided "not to pay dividends on ordinary stocks of the Company considering the results of 2003" (record № 12 of 24.06.2004).

Considering the results of 1998. 1999 dividends were not paid in connection with the bankruptcy procedure existing in the Company – external control. OJSC "Kuzbassenergo" did not issue bonds.

8.10. Other information

There is no other information about the issuer and the issuer's securities.

APPENDIX 1.

«APPROVED»
by the decision
of Board of Directors
of OJSC "Kuzbassenergo"

CHANGES
In the Charter
of Kuzbass open joint-stock company
of energetics and electrification
(OJSC "Kuzbassenergo")

Appendix № 1 of the Charter:

To exclude item 16 with the following content from the list of branch and representative offices of OJSC "Kuzbassenergo":

Autotransport company	650021, Kemerovo, Stantsionnaya st., 4

To exclude item 17 with the following content from the list of branch and representative offices of OJSC "Kuzbassenergo":

103 group of militarized guard (VOHR)	650000, Kemerovo, Kuznetsky prospect, 30

To exclude item 19 with the following content from the list of branch and representative offices of OJSC "Kuzbassenergo":

Medical and sanitary unit – Health centre «Energetic»	650000, Kemerovo, Kuzbasskaya st., 37

APPENDIX 2

Quarterly accounting report ***(without affiliated companies)***

BALANCE SHEET

On the 30 of September 2004

	Codes
Form № 1 of the OKUD	0710001
Date (year, month, day)	004 | 09 | 0
Organization: **OKSC "Kuzbassenergo"** under OKPO	105638
Taxpayer Identification Number INN	4200000333
Activity category: industry under OKVED	40.10.11
Organizational and legal from/ form of property: **joint-stock** OKOPF (/ OKFS	47/41
Unit: **thousand roubles.** under OKEI,	384

Location (address): **Kemerovo, Kuznetsky prospect, 30**

ASSET	**Код стр.**	**At the beginning of the period of report**	**At the end of the period of report**
1	2	3	4
I. NON-NEGOTIABLE ASSETS			
Intangible assets	110	3	3
Including: Rights to patents, programs, trade marks (service marks), other similar rights	111	3	3
organization expenses	112	-	-
business reputation of the organization	113	-	-
Other kinds of intangible assets	114	-	-
Results of R&D	115	-	-
Permanent assets	120	24 799 990	23 593 471
Including: Lands and objects of nature management	121	571 066	568 759
buildings, machinery and equipment, facilities	122	24 177 369	22 981 759
Other kinds of permanent assets	123	51 555	42 953
incompleted construction	130	1 508 667	2 258 937
Including: *Equipment for installation* *Investment in non-negotiable assets*	 *13001* *13002*	 *175 744* *1 332 923*	 *210 903* *2 048 034*
Income investments in stocks of materials and capital equipment	135	10	9
Including: Property for transfer to leasing	136	10	9
property provided under the rent contract	137	-	-
Long-term financial investments	140	207 134	412 916
Including: Investments into associated companies	141	206 477	412 259
investments into subordinate companies	142	-	-

Investments into other organizations	143	657	657
loans, granted to organizations for the term of more than 12 months	144	-	-
Other long-term financial investments	145	-	-
Deferred tax assets	148	422 358	517 733
Other non-negotiable assets	150	-	-
TOTAL of part I	190	26 938 162	26 783 069
II. NEGOTIABLE ASSETS			
Store	210	1 199 756	1 403 402
Including: Raw material, materials and other similar valuables *From them:* *black oil* *coal* *diesel oil* *other process fuel* *spare parts* *other raw material and materials*	211 *21101* *21102* *21103* *21104* *21105* *21107*	1 112 373 *62 963* *563 794* - - *153 922* *331 694*	1 260 868 *58 214* *714 923* - - *136 677* *351 054*
animals on growing and fattening	212	-	-
Costs in work-in-process	213	865	-
finished commodity and goods for resale	214	2 523	1 913
shipped goods	215	3 064	2 915
costs of future periods	216	80 931	40 585
other stores and costs	217	-	97 121
Value added tax on valuables acquired	220	912 987	804 488
From them: *VAT on purchasing electrical energy through FOREM (*Federal National Wholesale Electric Power Market)	*22001*	*90 498*	*113 857*
Accounts receivable (payments on which are expected later than 12 months after the reporting date)	230	1 274 740	1 298 013
Purchasers and customers	231	515 197	449 844
From them: *Sponsored from the federal budget* *Sponsored from budgets of subjects of the Russian* *Sponsored from local budgets* *Other* purchasers and customers	 *23101* *23102* *23103* *23104*	 - - - *515 197*	 - - - *449 844*
receipt notes	232	672 938	672 938
Debts of associated and subordinate companies	233	-	76 797
Advances made	234	713	713
Other debtors	235	85 892	97 721
Accounts receivable (payments for which are expected within 12 months after the reporting date)	240	3 466 642	2 803 006
Purchasers and customers *From them:* *On sale of electrical energy through FOREM inside* *the proup middlemen on sale of electrical and heat* *energy* *organizations sponsored from the federal budget* *organizations sponsored from the budgets of the* *Russian Federation organizations sponsored from*	241 *24101* *24102* *24103* *24104* *24105* *24106*	1 591 089 - - *16 626* *3 669* *25 4234* *1 275 014*	1 199 697 - - *19 694* *202* *47 389* *1 062 022*

local budgets	*24107*	-	-
other consumers of electrical and heat energy	*24108*	*41 546*	*70 390*
debt on user charge			
other purchasers and customers			
Bills receivable	242	-	-
Debts of associated and subordinate companies	243	695 624	616 812
Debts of participants (founders) on payments to the chartered capital	244	-	-
Advances made:	245	274 828	302 136
including:			
to suppliers of electrical and heat energy	*24501*	*58 800*	*67 732*
to suppliers of fuel	*24502*	*65 203*	*31 011*
to suppliers of materials	*24503*	*26 276*	*20 668*
to construction organizations	*24504*	*4 444*	*30 834*
to repair organizations	*24505*	*6 675*	*13 986*
to service providers	*24506*	*22 841*	*58 149*
other advances made	*24507*	*90 589*	*79 756*
Other debtors	246	905 118	684 361
including:			
fines, penalties, penalties under contracts	*24601*	-	-
overpayment of taxes to the federal budget	*24602*	*2*	*25 205*
overpayment of taxes to the budgets of the Russian	*24603*	*260 152*	*142 893*
Federation's subjects	*24604*	*159 775*	*67 078*
overpayment of taxes to local budgets			*1 114*
overpayment of outgoings to state off-budget funds	*24605*	*3 207*	-
debt to RAO "UES of Russia" for engineering services			
debt of RAO "UES of Russia" for engineering	*24607*	-	-
services	*24608*	-	-
debt to RAO "UES of Russia" for PIR	*24609*	-	-
debt of RAO "UES of Russia" for PIR	*24610*	-	-
other debtors	*24611*	*481 982*	*448 071*
Short financial deposits	250	5 421	121 633
loans, granted to organizations fro a period of less than 12 months	251	-	-
Other short financial deposits	253	5 421	121 633
Cash means	260	62 187	73 385
Including:			
cash	261	271	287
Settlement accounts	262	61 420	72 163
Currency accounts	263	-	-
Other cash means	264	496	935
including:			
special accounts in banks	*26401*	*276*	*187*
monetary instruments	*26402*	*20*	*140*
outgoings on way	*26403*	*200*	*608*
Other negotiable assets	270	-	-
Including:			
intraeconomic accounts of on-going operations	*27002*	-	-
intraeconomic accounts of construction	*27003*	-	-
intraeconomic accounts of PIR	*27004*	-	-

intraeconomic accounts of the estimate of objects	*27006*	-	-
protection intraeconomic accounts of VAT	*27007*	-	-
Other negotiable assets	*27005*	-	-
TOTAL of part II	290	6 921 733	6 503 927
BALANCE	300	33 859 895	33 286 996

LIABILITY	**Код стр.**	**At the beginning of the period of report**	**At the end of the period of report**
1	2	3	4
III. CAPITAL AND WORKING BALANCES			
Chartered capital *Including:* *In privileged stocks* *In ordinary stocks*	410 *41001* *41002*	606 164 - *606 164*	606 164 - *606 164*
Owned stocks redeemed from shareholders	415	-	-
Additional stocks	420	24 557 347	24 508 086
Accounts under property carved out	423	-	-
Capital reserves	430	16 818	16 858
working balances, made in accordance with the Legislation	431	16 818	16 858
working balances made in accordance with ***constitutive documents***	432	-	-
Purpose financing and earnings	450	-	-
Retained earnings of previous years	460	563 213	612 385
Uncovered loss of previous years	465	-	-
Retained earnings of the financial year	470	-	-
Uncovered loss of the financial year	475	-	(413 408)
TOTAL of part II	490	25 743 542	25 330 085
IV. LONG-TERM LIABILITIES			
Loans and credits	510	3 000	3 000
Credits of banks to be repaid more than 12 months after the reporting date	511	-	-
Loans to be repaid more than 12 months after the reporting date	512	3 000	3 000
Deferred tax liabilities	515	360 047	494 342
Other long-term liabilities Including: Account payable of suppliers and contractors Account payable to social funds *Including:* *to Pension Fund of the Russian Federation* *to Fund of obligatory medical insurance* *to Employment Fund* *to Fund of social insurance* *On fines and penalties in state off-budget funds* Account payable to the budget (conversion taxes) *From it:* *to Federal budget*	520 52001 52002 *52003* *52004* *52005* *52006.* *52007* 52008	1 905 431 1 343 020 146 933 *81 597* - - - *65 336* *415 478*	1 767 636 1 329 035 136 828 *72 583* - - - *64 245* *301 773*

to budgets of subjects of the Russian Federation	*52009*	*412 236*	*298 470*
to local budgets	*52010*	*2 243*	*2 248*
Account receivable on profits tax from the base of period of transition	*52011*	999	*1 055*
From it:	52020	-	-
to Federal budget			-
to budgets of subjects of the Russian Federation	*52021*	-	-
to local budgets	*52022*	-	-
Other long-term liabilities	*52023*	-	-
	52012	-	-
TOTAL of part IV	590	2 268 478	2 264 978
V. SHORT TERM LIABILITIES			
Loans and credits (90, 94)	610	2 109 851	2 101 026
Credits of banks to be repaid more than 12 months after the reporting date	611	1 555 161	1 484 466
Loans to be repaid more than 12 months after the reporting date	612	554 690	616 560
Account receivable	620	3 677 710	3 396 478
Including:			
Suppliers and contract	621	1 171 418	1 303 850
From them:			
to suppliers of electrical energy through FOREM	*62101*	*162 903*	210 460
to other suppliers of electrical and heat energy	*62102*	*9*	9
to suppliers of gas	*62103*	*35 137*	87 475
to suppliers of black oil	*62104*	*2 502*	6 537
to suppliers of coal	*62105*	*170 003*	213 356
to suppliers of other fuel	*62112*	-	-
to construction organizations	*62106*	*146 585*	100 030
to repair organizations	*62107*	*103 019*	97 197
of user charge of RAO "UES of Russia"	*62108*	*371 627*	371 627
debt to the Concern Rosenergoatom	*62110*	*1 075*	1 075
debt to atomic power-plant	*62111*	-	-
to other suppliers and contractors	*62109*	*178 558*	216 084
of user charge of OJSC "SO TsDU EES"	*62113*	-	-
of user charge of OJSC "FSK"	*62114*	-	-
Notes payable	622	972 822	779 698
Debts to associated and subordinate companies	623	81 549	55 662
Debts of remuneration of labour of the personnel	624	66 846	44 076
including:			
current	*62401*	*66 846*	*44 076*
overdued	*62402*	-	-
Debts to state off-budget funds	625	74 032	35 427
including:			
to Pension Fund of the Russian Federation			
to Fund of obligatory medical insurance	*62501*	*62 299*	*28 900*
to Employment Fund	*62502*	*3 138*	*2 830*
to Fund of social insurance	*62503*	-	-
On fines and penalties in state off-budget funds	*62504*	*559*	*762*
	62505	*8 036*	*2 935*
Debts on taxes and tallage	626	648 906	632 323
Current debts to the budget	62610	616 258	623 419
including:			

to federal budget	*62601*	*385 484*	*267 512*
to budgets of the Russian Federation's subjects	*62602*	*177 616*	*197 126*
to local budgets	*62603*	*53 158*	*158 781*
debts to the budget on the profits tax from the base of period of transition	62620	*32 648*	*8904*
including:			
to federal budget	*62621*	*10 202*	*2 782*
to budgets of the Russian Federation's subjects	*62622*	*19 725*	*5 380*
to local budgets	*62623*	*2 721*	*742*
Advances made	627	112 547	110 291
including:			
from electrical energy consumers through FOREM	*62701*	-	-
from other electrical and heat energy consumers	*62702*	*110 261*	*107 520*
other advances made	*62703*	*2 286*	*2 771*
Other creditors	628	549 590	435 151
including:			
VAT in unpaid production	*62801*	524 544	431 022
Debts to the off-budget fund R&D	*62802*	-	-
Debts to RAO "UES of Russia" for engineering services	*62804*	-	-
Debts of RAO "UES of Russia" for engineering	*62805*	-	-
services	*62806*	-	-
Debts to RAO "UES of Russia" for PIR	*62807*	-	-
Debts of RAO "UES of Russia" for PIR	*62808*	25 046	4 129
Other creditors			
Debts to the participants (founders) on payment of incomes	630	141	141
Incomes of future periods	640	60 173	194 288
Working balances of future expenses	650	-	-
Other short-term liabilities	660	-	-
TOTAL of part V	690	5 847 875	5 691 933
BALANCE	700	33 859 895	33 286 996

NOTE

ABOUT AVAILABILITY OF VALUABLES

ACCOUNTED IN OFF-BALANCE ACCOUNTS

Index name	Code	At the beginning of the period of report	At the end of the period of report
1	2	3	4
Leased permanent assets	910	26 369	22 400
including on leasing	911	7 438	-
Inventory holdings, accepted in responsible deposit	920	41 432	41 960
Ware accepted on a commission basis	930	-	-

debts of insolvent debtors written off to losses	940	93 533	16 998
Provision of obligations and payments received	950	240 032	86 510
Provision of obligations and payments issued	960	1 665 978	1 659 434
Deterioration of housing resources	970	1 830	1 786
Deterioration of objects of external accomplishment and other similar objects	980	-	-
Blanks of strict accounting	990	-	-
Permanent assets leased out	992	-	143 571
Intangible assets obtained for use	995	-	-

INCOME AND LOSSES STATEMENT

		Codes
	Form № 2 of the OKUD	0710002
On the 30 of September 2004	Date (year, month. day)	004 09 0
Organization: **OJSC "Kuzbassenergo"**	under OKPO	105638
Taxpayer Identification Number	INN	4200000333
Kind of activity: industry	under OKVED	40.10.11
Organizational and legal from / form of property: **joint-stock**	under OKOPF/OKFS	47/41
Unit: **thousand roubles**	under OKEI	384

of shipments

Index name	Code	For reporting period	For the similar period of the previous year
1	2	3	4
I. Incomes and expenses of ordinary kinds of activity			
Revenue (net) from sale of goods, production, operations, services (exclusive of value added tax, excises and similar obligatory payments)	**010**	**12 040 628**	**12 574 731**
Including from the sale of:			
electrical energy to internal consumers	011	9 266 827	10 189 658
electrical energy for export	012	0	0
heat energy	013	2 328 636	2 032 760
user charge (for RAO "UES of Russia")	014	0	0
other goods, production, works, services of industrial character	015	436 794	303 972
other goods, production, works, services of non-industrial character	016	8 371	48 341
Prime cost of goods, production, operations, services sold	**020**	**10 906 588**	**11 446 155**
Including from the sale of			
Electrical energy to internal consumers	021	8 505 041	9 200 321
Electrical energy for export	022	0	0
Heat energy	023	2 127 190	1 961 207
user charge (for RAO "UES of Russia")	024	0	0
other goods, production, works, services of industrial character	025	267 232	230 972
other goods, production, works, services of non-industrial character	026	7 125	53 655
Gross profit (010-020)	**029**	**1 134 040**	**1 128 576**
Commercial expenses	030	941	16 361
Management expenses	040	0	0

Profit (loss) on sales (строки (010 - 020 - 030 - 040))	**050**	**1 133 099**	**1 112 215**
II. Other incomes and expenses			
Interest receivable	060	710	309
Interest payable	070	143 839	197 554
Incomes from participation on other organizations	080	2 659	-
Other operational incomes	090	703 334	1 763 630
Other operational expenses	100	1 088 151	1 975 138
Incomes off realization	120	157 387	65 837
Expenses off-realization	130	1 049 610	597 441
Profit (loss) before taxation (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	**140**	**- 284 411**	**171 858**
Deferred tax assets	143	95 375	61 054
Deferred tax obligations	144	143 236	126 234
Current profits tax	145	116 349	102 719
	146	- 35 382	41 862
Profits tax and other similar obligatory payments	**150**	**128 828**	**209 761**
Profit (loss) on ordinary activity (lines 140-150)	**160**	**- 413 239**	**- 37 903**
III. Special incomes and expenses			
Special incomes	170	8 656	4 735
Special expenses	180	8 825	695
Capitalized income (loss)	184	0	0
Clear profit (retained income (loss) of the reporting period) (lines 160 + 170 – 180+184)	**190**	**- 413 408**	**- 33 863**
REFERENCE			
Permanent tax assets	195	0	0
Permanent tax obligations	196	232 509	89 387
REFERENCE:			
Basic income (loss) on a stock	201	0,00	0,00
Watered income (loss) on a stock	202	0,00	0,00

DECODING OF SEVERAL INCOMES AND LOSSES

Index name	Code	For reporting period		For the similar period of the previous year	
		income	loss	income	loss
1	2	3	4	5	6
Penalties, fines and forfeits recognized or on which there are court (arbitrage) decisions about their collection	210	5 615	2 514	2 025	2 543
Profits (loss) of the previous years	220	126 641	6 408	43 601	65 268
Payment of damages, inflicted by dereliction or improper discharge of obligations	230	0	0	0	0
Capital differences on operations in foreign	240	0	0	0	0

currency					
Assessments to valuable working balances of loss	250	0	0	0	0
Amortization of accounts receivable and payable the limitation period of which is up	260	4 415	11 660	5 456	13 614

REPORT ON CASH FLOW

		Codes
	Form № 4 of the OKUD	0710004
For 9 months of 2004	Date (year, month, day)	2004 / 09 / 0
Organization: **OJSC «Kuzbassenergo"**	under OKPO	**105638**
Taxpayer Identification Number	INN	**4200000333**
Kind of activity: industry	under OKVED	**40.10.11**
Organizational and legal from / form of property: **joint-stock**	under OKOPF/OKFS	47/41
Unit: **thousand roubles**	under OKEI	384

Index		**For reporting period**	**For the similar period of the previous year**
Name	**code**		
1	2	3	4
Demand balance at the beginning of the reporting year	010	61 967	163 869
Cash flow under the current activities Means, obtained from purchasers and customers	020	14 113 099	13 957 241
Earning of foreign currency obtained	030	957	7 117
Earnings under force-majeure	040	-	-
Earning of money from the account within organization	045	16 224 482	15 471 832
Other incomes (earnings)	050	336 146	30 682
Cash means directed at:			
payment for goods, works, services, raw material and other negotiable assets	150	(7 102 699)	(7 240 015)
remuneration of labour	160	(941 083)	(985 496)
payment of dividend, interest	170	-	(64)
payments under taxes and tallage	180	(2 410 586)	(2 086 135)
Payments under force-majeure	181	(25)	-
Transfer from the account on the account within organization	182	(16 224 482)	(15 471 832)
Social payments	183	(85 828)	(54 663)
For other expenses (payments)	190	(2 897 405)	(3 017 344)
Clear cash means from the current activities	200	1 012 576	611 323

Cash flow under investments activities Proceeds from sales of objects of permanent assets and other non-negotiable assets	210	7 807	26 863
Proceeds from sales of securities and other financial investments	220	61 749	60 730
Dividends earned	230	2 500	1 744
Interest earned	240	2	32
Proceeds from repayment of loans granted to other organizations	250	500	-
Other proceeds	260	-	-
Purchasing of associated companies	280	(60 483)	-
Purchasing of objects of permanent assets, Приобретение объектов основных средств, income investments and intangible assets	290	(685 548)	(589 310)
Purchasing of securities and other financial investments	300	(129 204)	(172 092)
Loans granted to other organizations	310	(500)	-
Other expenses	320	-	-
Clear cash means from investment activities	340	(803 177)	(672 033)
Cash flow under financial activities Proceeds from the stocks and other share papers issue	350	-	-
Proceeds from loans and credits granted by other organizations	360	3 650 000	3 998 523
Proceeds from special financing	370	-	-
Other incomes	380	-	-
Repayment of loans and credits (without interest)	390	(3 720 000)	(3 828 523)
Extinction of obligations of finance lease	400	(5 412)	-
Other expenses	405	(123 317)	(191 194)
Clear cash means from financial activities	410	(198 729)	(21 194)
Clear increase (reduction) of cash means and their equivalents	420	10 670	(81 904)
Demand balance at the end of the reporting period	430	72 637	81 965
Amount of influence of foreign rate of exchange changes as regards rouble	440	-	-

APPENDIX 3

Quarterly accounting report under International standarts of financial accounting (MSFO) in the 30 of June 2004

(file: otstshet.pdf)

Annex C

3.4

APPROVED
The Board of Directors of the Kuzbass
Joint Stock Company of Energy and Electrification
Minutes № 2/10 dd. 04.08.2004

QUARTERLY REPORT

The Kuzbass Joint Stock Company of Energy and Electrification

Issuer code: 00064-A

period: II quarter 2004

Location: 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

This present quarterly report contains information is subject to disclose in accordance with the Russian Federation legislation about securities

Director General ____________________ S.N. Mihkailov
signature

Date "02 "August 2004

Chief accountant ____________________ A.N. Riumova
signature

Date " 02 " August 2004

Person to connect: leading economist of the department on corporate policy Yakovenko Natalia Alexandrovna
Telephone: (384-2) 29-37-61
Fax: (384-2) 29-37-77, 36-68-48
e-mail: yakovenkona@kuzbe.elektra.ru
web-site : ***www.kuzbassenergo.ru***
where the information presented in the given quarterly report is disclosed.

CONTENTS

pp.

Introduction 7

Paragraph I. Brief information about persons involved in the issuer's administration bodies, information about the issuer's bank accounts, auditor, appraiser, financial consultant, and other persons who signed the quarterly report 8

1.1. Persons involved in the issuer's administration bodies 8

1.2. Information about the issuer's bank accounts 9

1.3. Information about the issuer's auditor (auditors) 11

1.4. Information about the issuer's valuator 13

1.5. Information about the issuer's consultants 14

1.6. Information about other persons signed the quarterly report 14

Paragraph II. General information on the financial and economic condition of the issuer 15

2.1. Figures of financial and economic activity of the issuer 15

2.2. Market capitalization of the issuer 16

2.3. The issuer's liabilities 16

2.3.1. Account payable 16

2.3.2. Credit history of the issuer 17

2.3.3. The issuer's liabilities against the third parties security. 19

2.3.4. Other liabilities of the issuer 19

2.4. The purpose of the issue and direction of the assets as a result of the distribution of the issuing securities 19

2.5. Risks related with acquisition of the distributing (distributed) issuing securities.............. 20

Paragraph III. Detailed information about the issuer 25

3.1. Information about the issuer's establishment and development 25

3.1.1. Information about the firm-name of the issuer 25

3.1.2. Information about state registration of the issuer 25

3.1.3. Information about the issuer's establishment and development. 25

3.1.4. Contact information 26

3.1.5. Taxpayer Identification Number 27

3.1.6. Branches and representative offices of the issuer 27

3.2. Principal economic activities of the issuer 29

3.2.1. Industrial membership of the issuer 29

3.2.2. Principal economic activities of the issuer 30

3.2.3. Principal types of products (operations, services).. 30

3.2.4. The suppliers of the issuer whose share is 10% and more of all the supplies of inventory holdings, with their share indicated in the total volume of supplies................................ 32

3.2.5. Markets for the products (work, services) of the issuer 32

3.2.6. Activity of the issuer pertaining to the circulating capital and resources.................... 34

3.2.7. Raw materials.. 34

3.2.8. Main competitors.. 35

3.2.9. Information about the Issuer's licenses 36

3.2.10. Joint activities of the Issuer 36

3.4. Future plans of the issuer.. 37

3.5. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations 38

3.6. Subsidiaries and affiliated business divisions of the issuer 38

3.7. Composition, structure and cost of the issuer's fixed assets, information about its plans on acquirement, replacement, disposal of fixed assets, as well as on all the facts of encumbrance of the issuer's fixed assets.. 40

3.7.1. Fixed assets 40

3.7.2. The cost of immovable property of the Issuer.. 43

Paragraph IV. Information about financial and economic activities of the issuer 45

4.1. Results of financial and economic activities of the issuer 45

4.2. Issuer's liquidity...45

4.3. Amount, structure and adequacy of the issuer's capital and circulating assets............... 46

4.3.1. Amount and structure of the issuer's capital and circulating assets 46

4.3.2. Adequacy of the issuer's capital and circulating assets.......................................47

4.3.3. Cash assets... 47

4.3.4. The Issuer's financial investments... 48

4.3.5. The issuer's intangible assets 50

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development...... 51

4.5. Overview of the new trends in the sector of the issuer's core business....................... 51

Paragraph V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information

about the issuer's personnel (employees)... 58
5.1. Information about the structure and competence of the issuer's regulatory bodies......... 58
5.2. Information about members of the issuer's management bodies..............................63
5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer 72
5.4. Information about the structure and competence of the bodies of control over the issuer's financial and economic activities 73
5.5. Information about the persons involved in the bodies of control over the issuer's financial and economic activities 75
5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities.......................... 77
5.7. Information about the number and summary data on education and the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)....................... 77
5.8. Information about any liabilities of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)......... 78
Paragraph VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest.. 79
6.1. Information about the total number of shareholders (participants) of the issuer............ 79
6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its authorized (pooled) capital (unit trust), or at least 5 percent of its ordinary shares; information about the participants (shareholders) of such entities owning at least 20 percent of their authorized (pooled) capital (unit trust) or at least 20 percent of their ordinary shares 79
6.3. Information about the share of the government or municipal authority in the issuer's authorized (pooled) capital (unit trust), existence of a special right ("golden share") 79
6.4. Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)...80
6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its authorized (pooled) capital (unit trust) or at least 5 percent of its ordinary shares 80
6.6. Information about the deals made by the issuer, in which it had an interest 82
6.7. Information about the amount of accounts receivable 82
Paragraph VII. The Issuer's accounting reports and other financial information 84
7.1. The issuer's annual accounting reports 84
7.2. The issuer's quarterly accounting reports for the last completed financial quarter............84
7.3. The issuer's consolidated accounting reports for the last completed financial year...........
7.4. Information on the total amount of export as well as on the share of export in the total sale's volume 85
7.5. Information on essential changes in the structure of the issuer's property after the date of termination of the last fiscal year...85

7.6. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity 85

Paragraph VIII. Additional information about the issuer and its placed emissive securities. 87

8.1. Additional information about the issuer 87

8.1.1. Information about the amount and structure of the issuer's authorized (pooled) capital (unit trust).. 87

8.1.2. Information about the changes in the amount of the issuer's authorized (pooled) capital...87

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer 87

8.1.4. Information about the order of calling and conducting a meeting of the issuer's supreme management body 87

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the authorized (pooled) capital (unit trust), or at least 5 percent of ordinary shares 89

8.1.6. Information about essential transactions carried out by the issuer 94

8.1.7. Information about credit ratings of the issuer 94

8.2. Information about each category (type) of the issuer's shares..................................... 94

8.3. Information about the previous issues of the issuer's securities, except for the issuer's shares 95

8.3.1. Information about the issues with all securities paid off (cancelled) 95

8.3.2. Information about the issues with securities in circulation 95

8.3.3. Information about the issues with the issuer's liabilities on securities unfulfilled (default) 95

8.4. Information about the entity (entities) which provide security for the bonds of the issue 96

8.5. Terms of securing fulfillment of liabilities on the bonds of the issue 96

8.6. Information about organizations registering the rights for issued securities of the issuer 96

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents 96

8.8. Description of the procedure of taxation of revenues from the issuer's issued securities placed and in floatation.. 97

8.9. Information about the announced (accrued) and paid dividends on the issuer's shares, and income from the issuer's bonds 100

8.10. Other information 101

Introduction

a) full name and abbreviation of the issuer:
Kuzbass Joint Stock Company of Energy and Electrification,
The JSC "Kuzbassenergo"

б) location: *30, Kuznetsky prospect, GSP-2, Kemerovo, Russia* ;

c) telephone, e-mail: *(384-2)29-33-59;*
E-mail: *adm@kuzbe.elektra.ru*;

d) Internet web-site where the full text of the quarterly report of the issuer is published :
http://www.kuzbassenergo.ru;

e) General information on floatation of securities by the issuer (on floated securities):

Company had floated common registered shares with equal nominal value of 1 (one) RUR each in quantity of 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred) pieces to the total amount at the nominal value of 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred) RUR.

According to the regulation of the FKCB of Russia from 24.06.2003 #03-1210/r additional issues of securities of Kuzbass Joint Stock Company of Energy and Electrification was carried out. As a result:

The following state register numbers issued to ordinary nominal securities of Kuzbass Joint Stock Company of Energy and Electrification were cancelled:

39-1p-00374 from 25.07.1994 (floatation method: a closed statement; floatation time period: 12.01.1994-21.01.1994; current condition of the issue: floatation is completed; the amount of actually floated securities in accordance with the report on the results of the issue: 3030819);

39-1-00970 from 23.11.1995 (floatation method: distribution among shareholders; floatation time period: 23.11.1995-23.11.1995; current condition of the issue: floatation is completed; the amount of actually. floated securities in accordance with the report on the results of the issue: 603132981).

The mentioned issues of ordinary nominal securities of Kuzbass Joint Stock Company of Energy and Electrification were issued state registry number 1-01-00064 from 24.06.2003.

"This present quarterly report contains evaluation and forecast made by the authorized management bodies of the issuer regarding to the future events and /or activities, future trends for development of the economic branch where the issuer realizes its general activities, and results of the issuer 's activities including his plans, possibility of the occurrence of the definite events and of accomplishment of the definite acts. The investors must not rely fully on evaluation and forecasts of the management bodies of the issuer as the actual results of the issuer's activities may differ from the forecasted results in future because of many reasons. Acquisition of the securities of the issuer is connected with risks described in this present quarterly report".

I. Brief information about persons involved in the issuer's management bodies, information about the issuer's bank accounts, auditor, appraiser, financial consultant, and other persons who signed the quarterly report

1.1. Persons involved in the issuer's administration bodies

The Management Body of the Company is as follows:

- *General meeting of shareholders of the company which is the supreme management body of the JSC "Kuzbassenergo":*
- *The Board of Directors;*
- *Management Board;*
- *Director General.*

The Board of Directors of the JSC "Kuzbassenergo" until 24.06.2004:

1. *Abyzov Mikhail Anatolievich, date of birth 1972;*
2. *Vagner Andrey Alexandrovich, date of birth 1957;*
3. *Kulakiv Andrey Valentinovich, date of birth 1967;*
4. *Mazikin Valentin Petrovich, date of birth, 1945;*
5. *Malofeev Konstantin Valerievich, date of birth 1974;*
6. *Mikhailov Sergey Nikolaevich, date of birth 1959;*
7. *Negomedzyanov Alexander Alexandrovich, date of birth, 1952;*
8. *Ogorodnov Sergey Yurievich, date of birth 1975;*
9. *Platonov Vladimir Yurievich 1959 ;*
10. *Skuratov Dmitry Yurievich, date of birth 1976;*
11. *Starchenko Alexander Grigorievich, date of birth 1974.*

The Board of Directors of the JSC "Kuzbassenergo" elected during the annual General meeting of shareholders of the JSC "Kuzbassenergo" on 24.06.2004:

1. *Bolshakov Andrey Nickolaevich , date of birth 1955;*
2. *Vagner Andrey Alexandrovich, date of birth 1957;*
3. *Kozhura Ruslan Viacheslavovich, date of birth 1963;*
4. *Mazikin Valentin Petrovich, date of birth, 1945;*
5. *Negomedzyanov Alexander Alexandrovich, date of birth, 1952;*
6. *Nikiforov Nikita Viktorovich, date of birth 1978;*

7. Novikov Nikolai Valentinovich, date of birth 1963;

8. Parkhomuk Olga Viktorovna, date of birth 1963;

9. Platonov Vladimir Yurievich 1959 ;

10. Khromov Sergey Leonidovich, date of birth 19;

11. Shumilov Alexander Alexandrovich, date of birth 1967.

The corporate executive body – The Management Board of the JSC "Kuzbassenergo":

1. *Lavrov Alexander Mikhailovich, date of birth, 1950.*
2. *Grebennikov Alexey Antonovich, date of birth 1939.*
3. *Erofeev Alexander Kuprianovich, date of birth 1959*
4. *Ivanov Boris Ivanvich , date of birth 1960*
5. *Kozlov Evgeny Vadimovich, date of birth 1959 (The Board of Directors of the JSC "Kuzbassenergo" took the decision dd. 14.05.2004 to cease the authority of the member of the Management Board Kozlov E.V. and to dissolve the labor contract with him on 14.05.2004).*
6. *Mikhailov Sergey Nikolaevich, date of birth 1959*
7. *Grezinger Yuri Alexandrovich, date of birth 1953.*

Petrov Leonid Prokhorovich (1961) was elected as the member of the Management Board of the Company since 15.05.2004 by the decision of the Board of Directors from 14.05.2004.

The sole executive body is the Director General of the JSC "Kuzbassenergo":

Mikhailov Sergey Nickolaevich, date of birth 1959 .

1.2. Information about the issuer 's bank accounts

Settlement accounts:

1. 40702810200530000444, the Joint Stock Company Joint Stock Commercial "Moscow Municipal Bank – Bank of Moscow" (JSC JSC"MMB-Bank of Moscow"), 5-g, Nogradskaya str., Kemerovo, 650099, INN: 7702000406, BIK: 043207743, Corr. acc.:30101810700000000743;

2. 40702810100000000863, Joint Stock Company Joint Stock Commercial Bank "Kuzbassugolbank" (JSC JSC "Kuzbassugolbank") 2, Oktiabrsky pr., , Kemerovo, 650099. INN: 4205002253, BIK:043207796. Corr. Acc.: 30101810100000000796;.

3. 40702810800020000509, Joint Stock Company Joint Stock Commercial Bank "Kuzbassugolbank" (JSC JSC "Kuzbassugolbank") 2, Oktiabrsky pr., , Kemerovo, 650099. INN: 4205002253, BIK:043207796. Corr. Acc.: 30101810100000000796

4. 40702810800000000384, Commercial Bank "Investment Bank of Business Support" (CB "IBBS"), 9, Ilushina St., Moscow, 125319, INN: 7734050463, BIK: 044583861, corr. acc.: 30101810000000000861;

5. 40702810000001000071, Limited Liability Company Commercial Bank "Taidon" (CB "Taidon", ltd.), 5, Molodeyzhny pr. , Kemerovo, 650070, INN: 4207013490, BIK: 043207780, corr. acc.: 30101810200000000780;

6. 40702810900000001843, Joint Stock Company Bank "Alemar" (JSC Bank "Alemar"), 37, Serebrennikovskaya St., Novosibirsk, 630099, INN: 5406102877, BIK: 045004874, corr. acc.: 30101810500000000874;

7. 40702810400120000152; Commercial Bank on science-technical and social development of JSC "Sibacadembank" (FAKB KF JSC "Sibacadembank"*),* 5-B, Nogradskaya str., *Kemerovo, 650099, INN: 5408117935, BIK: 5408117935, corr. acc.: 30101810400000000784;*

8. 40702810126020102036, Branch of Joint Stock Commercial Saving Bank of RF, Kemerovo branch № 8615 (Branch of JS SB RF, Kemerovo Branch № 8615), 53, Oktyabrsky pr., Kemerovo, 650066, INN: 7707083893, BIK 043207612, corr. acc.: 30101810200000000612;

9. 40702810100070000201, Branch "Kuzbassky" of Close Corporation "Commercial Bank of business development "Guta-Bank"(Branch "Kuzbassky" of CC CB "Guta-Bank"), 53/3, Oktyabrsky pr., Kemerovo, 650066, INN: 7710353606, BIK 043207739, corr. acc.: 30101810400000000739;

10. 40702810130290000044, The Kemerovo branch of Joint Stock Company JSB "Autobank-Nikoil" (the Kemerovo Branch of the JSC JSB "Autobank-Nikoil"), 136, Krasnoarmeiskaya St., Kemerovo, 650055, INN: 7707027313, BIK 043207724, corr.acc. 30101810800000000724

11. 40702810600150001579, Branch of Novosibirsk Joint Stock Company "Alfa-Bank" (Branch of Novosibirsk the JSC "Alfa-Bank"), 1, Dimitrova pr.,Novosibirsk, 630004, INN 7728168971, BIK 045004774, corr.acc. 30101810600000000774;

12. 40702810400090020294, Joint Stock Company "Bank vneshney torgovli" (the JSC "Vneshtorgbank"), 16, Kuznetsky most St., Moscow, 103031, INN 7702070139, BIK 044525187, corr.acc. 30101810700000000187;

13. 40702810400000000648, Limited Liability Company Commercial Bank "Industrialny" (CBI Bank ltd.), 42, Komsomolsky pr., Moscow, 119827, INN 7704027393, BIK 044583310, corr.acc. 30101810700000000310;

14. 40702810600005582190, Joint stock Commercial Bank "Eurofinance"(JSCB "Eurofinance"), 29, Novy Arbat, Moscow, 121099, INN 7703115760, BIK 044525204, corr.acc. 30101810900000000204;

15. 40702810100120000256, Branch of Joint Stock Company AKB "Moscow Dolovoy Mir" (Branch of JSC "MDM-Bank"), 137/3, Lenina pr., ,Kemerovo, 650003, INN 7706074960, BIK 043207791, corr.acc. 30101810600000000791;

16. 40702810826020102640, Branch of Joint Stock Commercial Saving Bank of RF, Kemerovo branch № 8615 (Branch of JS SB RF, Kemerovo Branch № 8615), 53, Oktyabrsky pr., Kemerovo, 650066, INN: 7707083893, BIK 043207612, corr. acc.: 30101810200000000612;

17. 40702810817000000044, Branch of Joint Stock Company "Trans Credit Bank" (Branch of the JSC "Trans Credit Bank"), 221, B.Bogatkova St., Novosibirsk, 630089, INN 7722080343, BIK 045005787, cor.acc. 30101810500000000787;

18. 40702810800500000017, Kemerovo branch of the Joint Stock Company Bank "Alemar" (Kemerovo branch of the JSC Bank "Alemar"), 7/1, Molodezhny pr., Kemerovo, 650070, INN 5406102877, BIK 043207786, corr.acc. 30101810000000000786;

19. 40702810100040000005, Branch #4 of the Joint Stock Company Bank "Zenit" (Branch #4 of the JSC

Bank "Zenit"), 77/1, Sovetsky pr. , Kemerovo, 650099, INN 7729405872, BIK 043207730, corr.acc. 30101810700000000730;

20. 40702810700042000005, Branch #4 of the Joint Stock Company Bank "Zenit" (Branch #4 of the JSC Bank "Zenit"), 77/1, Sovetsky pr. , Kemerovo, 650099, INN 7729405872, BIK 043207730, corr.acc. 30101810700000000730;

21.40702810200120000392, Branch of Joint Stock Company AKB "Moscow Dolovoy Mir" (Branch of JSC "MDM-Bank), 137/3, Lenina pr. , Kemerovo, 650003, INN 7706074960, BIK 043207791, corr.acc. 30101810600000000791

22.40702810800120000433, Branch of Joint Stock Company AKB "Moscow Dolovoy Mir" (Branch of JSC "MDM-Bank), 137/3, Lenina pr. , Kemerovo, 650003, INN 7706074960, BIK 043207791, corr.acc. 30101810600000000791

23. 40702810400430000001, Branch of the Bank of foreign trade (Joint Stock Company) (Branch of the JSC "Vneshtorgbank"), 12, Ostrivskogo St., Kemerovo, 650099, INN 7702070139, BIK 043207756, corr.acc. 30101810700000000756 ;

24. 40702810500320000138, "Kemerovsky" Branch of the Joint Stock Company "Alfa-Bank" ("Kemerovsky" branch of the JSC "Alfa-Bank"), 12, Ostrivskogo St., Kemerovo, 650099, INN7728168971, BIK 043207745, corr.acc. 30101810300000000745.

Accounts in foreign currency:

1. Current dollar account #40702840000000000111, The Joint Stock Company Joint Stock commercial bank "Kuzbassugolbank" (the JSC AKB "Kuzbassugolbank");

2. Special transit account # 40702840600002000111, The Joint Stock Company Joint Stock commercial bank "Kuzbassugolbank" (the JSC AKB "Kuzbassugolbank");

3. Transit dollar account # 40702840300001000111, The Joint Stock Company Joint Stock commercial bank "Kuzbassugolbank" (the JSC AKB "Kuzbassugolbank");

Transit dollar account #40702276300000000016, The Joint Stock Company Joint Stock commercial bank "Kuzbassugolbank" (the JSC AKB "Kuzbassugolbank");

1.3. Information about the Auditor of the issuer

Full and abbreviated firm name: Closed Joint Stock Company "BDO Unikon", the CC "BDO Unikon". the CC "BDO Unikon" is registered by the tax inspectorate of the Ministry of RF #26 on the Southern administrative district of the city of Moscow.

License dd. 17.09.2003, series 77 # 006871546, main state registrar number 1037739271701

Location: 125, Varshavskoe shosse, Moscow, 117545, Russia.
Tel.: (095) 319-72-90, 319-56-90, 797-56-65;
Fax: (095)319-59-09, 797-56-60;
e-mail: **reception@bdo.ru**

Information on the license of the auditor:
License number: E 000547 to render audit services
Date of issue: 25.06.2002
Duration till 24.06.2007

Issuing body: Ministry of Finance of Russian Federation

The CC "BDO Unikon" conducted audit of the consolidated accounting of the JSC "Kuzbassenergo" for the year of 2003. The audit was conducted in accordance with the FL form 07.08.2001 #119-FL "On Auditing Activity" and federal rules (standards) of auditing activity approved by the Regulations of the Government of RF from 23.09.2002 #696 (with the following changes and amendments), and other statutory acts, regulating the auditing activity, as well as the standards and methods of audit within the Company.

The procedure of choosing of the auditor of the Issuer.

In accordance with the Articles of the Company, the General meeting of the shareholders approves the auditor every year to check and approve the annual financial accounting of the Company.

Federal Law "On Joint Stock Companies" does not determine terms and procedure of nomination of a candidate for auditor to inscribe him in the lists for voting over the issue on the Company 's auditor approval , also this law does not grant to the shareholders the right to nominate of candidate for auditor. Thus the candidate for auditor subject to approval at the annual general meeting of shareholders of the Company by the results of the year of 2003 was determined by the Board of Directors while solving the issues of the preparation and holding of the annual General meeting of the shareholders of the Company.

There are no special interests between the auditor (officials of the auditor) and the Issuer (officials of the Issuer).

The auditor has no share in the fixed assets of the Issuer.

The Issuer did not give the auditor any borrowed current assets.

There is no close business links and family relations.

The officials of the Issuer are not the officials of the auditor.

Amount of payment for the auditor services is determined by the Board of Directors of the Company. There are no deferred or delinquent payment for rendered auditor services.

Auditor of the Company controls financial and economic activity of the Company in accordance with terms of legislation of Russian Federation and in accordance with concluded contract.

As a result of the checking of the financial and economic activity of the Company the auditor of the Company draws the conclusion which contains:

- approval of the data verification of the reports and financial documentation of the Company ;

- information about the facts of violations of the procedure of the accounting and financial accounting set by the statutory acts of RF as well as the statutory acts of RF during the performance of the financial qnd economic activity of the Company.

1.4. Information about the Valuator of the Issuer

Full firm name and abbreviation: *Closed Joint Stock Company "ENPI Consult", ZAO "ENPI Consult".*

Location: **#14, Dukhovsky pereulok, Moscow, 115191.**
Telephone/fax: ***(095) 952-1041/(095) 954-4408.***
E-mail: ***npg@npg..ru***

Information on the licenses of the valuator:
License No..: 000031
Date of issue: *06.08.2001*
Duration: until *06.08.2004*
Issuing body: *The Ministry of privity of RF.*

Information on evaluation services subject to render (rendered) by the valuator:
Evaluation of the replacement value of a part of fixed assets on 01.01. 2000.,
Rendering of consulting services over the questions concerning a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of fixed assets on 01.01. 2001.,
Rendering of consulting services over the questions concerning a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of fixed assets on 01.01. 2002.,
Rendering of consulting services over the questions concerning a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of fixed assets on 01.01. 2003.,
Rendering of consulting services over the questions concerning a revaluation of the fixed assets of the company in accordance with the Regulations on the accounting "Accounting of fixed assets" (PBU 6/01).

Evaluation of overall replacement value of a part of the capital production assets that are on the balance of the JSC "Kuzbassenergo" on 01.01.2004., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "Accounting of fixed assets" (PBU 6/01).

The calculation of the total replacement value of the objects of evaluation was carried out on the basis of the analysis of the enlarged inventory tables, accounting documents and the task on evaluation, technical data on the objects given by the JSC "Kuzbassenergo".

The evaluation was conducted in accordance with FL #135-FL from 29.07.1998 "On Valuating Activity in Russian Federation", evaluation standards, which are obligatory to be used by the subjects of valuating activity (the Regulations of the Government of RF #519 from 06.07.2001), main principles formulated in the International Valuating Standards IVS01-IVS04, Standards of professional practice and Code of Ethics of the Russian Society of Valuators.

Issuer did not enlist the valuator to the stock emission (in the year 1995.)

1.5. Information on the issuer's consultants
Financial consultants and other consultants at the securities market were not attracted by the issuer to the sock emission.

1.6. Information on the other persons signed this present quarterly report

Chief accountant – **Riumova Alevtina Nickolaevna**
Telephone: *(384-2)29-33-58*
Fax: *(384-2)29-37-77.*

II. General information on the financial and economic situation of the issuer

2.1. Indexes of financial and economic activity of the issuer

Index	Calculation method	By the end of the fiscal period/ for the 2d quarter
Value of the net assets of the Issuer	The procedure established by the Ministry of Finance of RF and Federal Committee for the JSC	25 746 826 000
The ratio of the debt assets to the capital and reserves, %	(F.№1 p.590 + F.№1 p. 690 - F.№1 p. 650 - F.№1 p. 640)/(F.№1 p.490 + F.№1 p.650 + F №1 p. 640)*100	32,19
The ratio of the sum of short-term liabilities to the capital and reserves, %	(F.№1 p. 690 - F.№1 p. 650 - F.№1 p. 640)/(F.№1 p.490 + F.№1 p.650 + F.№1 p. 640)*100	23,10
The cover of payments for debt services, RUR.	(F.№2 p. 190 + depreciation - dividends) / (Ф.№1 p. 620 + F.№1 p. 610 + F. №2 p.070)	-0,03
Rate of delayed account payable, %	delayed account payable / (F.№1 p.590 + F.№1 p. 690 - F.№1 p. 650)*100	1,56
Turnover of net wealth, times	F. №2 p. 010 / Net wealth	0,14
Turnover of account payable, times	F. №2 p. 020 / (F. №1 p. 520 + F. №1 p. 620 + F. №1 p. 510 + F. №1 p. 610)	0,45
Turnover of accounts receivable, times.	F. №2 p. 010 / (F. №1 p. 230 + F. №1 p. 240 - F. №1 p. 244)	0,80
Share of profit tax in the profit before taxation, %	F. №2 p. 151 / F. №2 p. 140 * 100	39,34

For the fiscal period the value of net wealth of the JSC "Kuzbassenergo" decreased by 531 579 thousand rubles. This change was caused mainly by the increase of account payable (fines and penalty tax for the discharge of pollutants). The amount of net wealth on 30.06.2004 is 42,5 times higher than the amount of the Fixed capital of the Company. This is the principal index of the prosperity of the Company.

As a result of the increase of account payable, the reason for it was mentioned above, a growth of rates reflecting the financial dependence of the Company on the borrowed funds was observed during the reviewed period. The decrease of the turnover of account payable shows that the credit consumption of the products, works and services has increased. It also should be mentioned that there is a low rate of delayed account payable and a possibility for the Company to liquidate the liabilities with no delays.

The decrease of the turnover of accounts receivable in the 2d quarter speaks for the increase of the volumes of tradable credit, given by the Company both to consumers of energy and suppliers and contractors.

2.2. Market capitalization of the issuer

Equities of the JSC "Kuzbassenergo" are sold in the stock exchange of RTS.

Market capitalization by the results of 1999 is calculated by the 10 biggest transactions, made through

RTS during 3 last months of 1999, and makes USD 52 002 792

Market capitalization by the results of 2000 is calculated by the 10 biggest transactions, made through RTS in December of 2000, and makes USD 49 438 720

Market capitalization by the results of 2001 is calculated by the 10 biggest transactions, made through RTS during 3 last months of 2001, and makes USD 72 460 821

In 2002 129 transactions were made through RTS, 3 transactions were made in December, for 3 last months – 6 transactions. The calculation of market capitalization of the Issuer for 2992 is made on the purchasing cost of the share in the stock of exchange of RTS on 31.12.2002 ($0,19 x 606163800= $ 115 171 122.

From 01.10.2003 to 31.12.2003 in stock of exchange of RTS a transaction of 5000 ps. volume or USD 2500 was registered.

3 transactions of 23400 ps. volume or $ 11712,56 was registered in stock of exchange "St.Petersburg".

As the equities of the JSC "Kuzbassenergo" made less than 10 transactions during the fiscal period, the calculation of market capitalization of the Issuer is carried out on the purchase price of the share in RTS stock of exchange on 31.12.2003. As the result, market capitalization for 2003 makes $0,48 x 606163800 = $290 958 624 .

3 transactions were made through RTS in the 1st quarter of 2004, market capitalization is calculated in the same way as in 2003 and makes $0,674 x 606163800 = $408 554 401.

10 transactions of 455 300 ps. volume or $ 301 333were made through RTS in the 2d quarter of 2004, 1 transaction was made in June. Market capitalization for the 2d quarter is calculated at the purchase price on June 30th : $0,6000 x 606163800 = $363698280

2.3. Issuer's liabilities.

2.3.1. Account payable
On 30.06.2004

RUR.

Account payable	Date of payment					
	Up to 30 days	From 30 to 60 days	from 60 to 90 days	from 90 to 180 days	from 180 to 1 year	More than 1 year
Account payable, total	**1 076 055 000**	**934 900 000**	**1 530 824 000**	**602 403 000**	**597 107 000**	**2 999 115 000**
including:						
Delayed account payable, total	68 773 000	14 589 000	32 616 000	8 803 000	2 782 000	4 543 000
Borrowed funds, total	239 167 000	326 360 000	570 000 000	460 640 000	500 000 000	113 000 000
Past-due debt on borrowed funds	*0*	*0*	*0*	*0*	*0*	*0*
credits	*0*	*0*	*570 000 000*	*410 000 000*	*500 000 000*	*0*
loans	*239 167 000*	*326 360 000*	*0*	*50 640 000*	*0*	*113 000 000*
including:						
bonded debt,	*0*	*0*	*0*	*0*	*0*	*0*

Other account payable, total	836 888 000	608 540 000	960 824 000	141 763 000	97 107 000	2 886 115 000
including:						
To suppliers and contractors	*383 931 000*	*109 854 000*	*234 835 000*	*56 725 000*	*33 814 000*	*2 346 079 000*
Bills payable	*0*	*0*	*652 536 000*	*0*	*0*	*0*
To subsidiaries and dependent companies	*49 706 000*	*11 502 000*	*23 683 000*	*8 468 000*	*280 000*	*0*
remuneration of labor	*34 899 000*	*3 468 000*	*0*	*0*	*0*	*0*
Debt to budget and non-budget funds	*328 604 000*	*398 534 000*	*12 796 000*	*8 883 000*	*24 097 000*	*200 647 000*
including:						
Past-due	-	-	-	-	-	-
Other account payable	39 748 000	85 182 000	36 974 000	67 687 000	38 916 000	339 389 000
TOTAL:	**1 076 055 000**	**934 900 000**	**1 530 824 000**	**602 403 000**	**597 107 000**	**2 999 115 000**

CREDITOR	Location	Sum of debt, RUR.	Past-due debt	Fines, penalties	affiliated person or not	Market share in fixed capital of the JSC "Kuzbassenergo"
RAO "UES of Russia"	Moscow	1 290 372 000	0	0	affiliated person	49%

Account payable (credits and loans) of the JSC "Kuzbassenergo" in the 2d quarter of 2004 increased by 941 643 ***thousand rubles as compared to the previous year, it increased to suppliers and contractors by*** 545 698 thousand rubles, on papers released by the ***JSC "Kuzbassenergo" and given to suppliers and contractors on account of offset of debt by*** 290 468 thousand rubles. ***The decrease of account payable in the 2d quarter took place:***

- ***in the sector of payments to budget and non-budget by*** 182 126 thousand rubles;
- ***remuneration of labor by*** 25 068 thousand rubles;
- ***To subsidiaries and dependent companies by*** 13 312 thousand rubles.

The changes took place in the structure of account payable as well. The rate of borrowed funds increased for the fiscal period, as well as debt to suppliers and contractors. The rate of debt to budget and non-budget funds decreased by 4,4%. In the 2d quarter the rate of past-due account payable decreased from 2,2 to 1,7%, the decrease in its absolute value made 16 662 thousand rubles.

2.3.2. Credit history of the issuer

index	On 30.06.2004.
Value of net wealth on the end of the fiscal period, RUR	25 746 826 000
Borrowed funds, total, RUR	2 209 167 000
Share of borrowed funds in net wealth value, %	8,58

The credit policy of the JSC "Kuzbassenergo" on the 1st six months of 2004 is approved by the decisions of the Board of Directors:
From 25.12.2003 (minutes #7/9/) – on the 1st quarter of 2004;
From 10.03.2004 (minutes #10/9) on the 2d quarter of 2004 with the changes on the 1st quarter of 2004.

The Company attracted credits for the fiscal period:

In the 1st quarter in sum of 1539,0 million rubles (approved 1539,0 million rubles);
In 2d quarter in sum of 1254,0 million rubles (approved 1309,0 million rubles).
The set off liabilities:
In 1st quarter – in sum of 1689, 0 million rubles (approved 1689, 0 million rubles);
In 2d quarter – in sum of 1174, 0 million rubles (approved 1209,0 million rubles).

The credit profile of the Company in accordance with the approved remains by the credit limit made:
On 01.01.2004 – 1550,0 million rubles;
On 01.04.2004 – 1400,0 million rubles;
On 01.07.2004 – 1480,0 million rubles.

During the fiscal period the Company led the work to attract credit resources on the most beneficial terms of crediting, aimed at the decrease of the interest rate for using of crediting resources. Borrowed funds were attracted at the rate which was 11-43% lower than the refinancing rate established by the CB of RF. The average interest rate for use of crediting resources by the Company made:
On 01.01.2004 – 11,85%,
On 01.07.2004 – 10,77%.

Fruitful cooperation between the Company and crediting bodies allowed the economy on the interests for use of bank funds for 6 months of 2004 and made 14,8 million rubles (83,4 million rubles were paid vs 98,2 million rubles which were included in the list of expenditures of the Company).

The change in the structure of credit portfolio took place within the approved limit of crediting only if the banks structures offered more profitable terms of crediting. For example, in the 1st quarter of 2004 the Company attracted 145,4 million rubles in AKB "Moskovsky Delovoy Mir" at the rate 9,1% instead of 180,0 million rubles in "Vneshtorgbank" (offered interest rate – 13,25%), and 34,5 million rubles in the JSC "Alfa-Bank" (Novosibirsk) at the rate of 12,0%.

All credit funds, attracted by the Company in the first 6 months of 2004, were used in accordance with the end use: the completion of circulating assets and performance of the usual economic activity (settlement with suppliers of fuel and TMC, contracting agencies, budget and non-budget funds, for the services of the JSC RAO "UES of Russia").

Decoding of the credit portfolio of the JSC "Kuzbassenergo" on 01.07.2004

Million RUR

Bank, contract	sum	Interest rate	Period of tranche validity	Time of repayment of a credit	Provision	Purpose of a credit
AKB "Kuzbassugolbank" № 03/1016-K-G from 30.10.03	42,00	11,75	6 months	22.10.2004	Bill of credit	Completion of circulating assets
AKB "Kuzbassugolbank" № 03/1015-K-G from 30.10.03	45,00	11,75	6 months	22.10.2004	Bill of credit	Completion of circulating assets
AKB "Kuzbassugolbank" № 0000-031/00072 from 22.04.04	17,00	11,75	6 months	18.10.2004	Bill of credit	Completion of circulating assets
JSC "Uralo-Sibirsky Bank" № 3300-031/00006 from 28.05.04	100,00	11,00	3 months	26.08.2004	Bill of credit	Completion of circulating assets
JSC "Uralo-Sibirsky Bank"№ 3300-031/00005 from 22.04.04	100,00	11,0	3 months	22.07.2004	Bill of credit	Completion of circulating assets
JSC "Uralo-Sibirsky Bank" № 3300-031/00007 from 21.06.04	100,00	11,0	3 months	20.09.2004	Bill of credit	Completion of circulating assets

AK CB of RF Kemerovo №03-3/449 from 21.11.03	500,00	10,1	1 year	19.11.2004	TMC	Completion of circulating assets
AK CB of RF Kemerovo № 172 from 22.06.04	200,00	9,6	6 months	17.12.2004	Coal	Completion of circulating assets
JSC "Alfa-Bank" Novosibirsk № 71-03-L from 03.09.03	106,00	12,0	5 months	25.08.04	-	Completion of circulating assets
JSC Bank "Zenit" № 005/34/KBS from 21.11.03	94,00	11,75	3 months	26.07.2004	TMC	Completion of circulating assets
JSC Bank "Zenit" № 005/34/KBS from 21.11.03	56,00	11,75	3 months.	18.08.2004	TMC	Completion of circulating assets
JSC Bank "Zenit" № 006/34/KBS from 23.06.04	20,00	11,75	3 months	21.09.2004	TMC	Completion of circulating assets
CC CB "Guta-Bank" Branch "Kuzbassky" №09-13/234 from 15.04.04.	100,00	11,75	3 months	14.07.2004	Bill of credit	Completion of circulating assets
	1480,00	**10,77**				

2.3.3. The issuer's liabilities against the third parties security.

There were no any liabilities of the issuer against the security given to the third parties during the reporting period.

2.3.4. Other liabilities of the issuer

During the reporting period the JSC "Kuzbassenergo" did not make any bargains including terminal ones.

2.4. The purpose of the issue and direction of the assets using resulted to distribution of the issuing securities

The Issuer did not spent the issue aimed to the assets attraction by the way of the distribution of securities duing the reporting period.

Since the moment of state registration of the Company, the Issuer spent two issues of the securities, meeting the following term: the report on the result of the issue was registered.

Number of the issue: *1*
Category: *equities*
Type of securities: *nominal non-documentary share*
Nominal value of a share: *1*
Amount of securities of the issue: *3 030 819*
Total volume of the issue: *3 030 819*

Information about the state registration of the issue:
Date of registration: *25.07.1994*
Registration number: *39-1n-00734*
Body: *Financial agencies*

Way of floatation: *closed subscribtion*
Period of floatation: *from 12.01.1994 to 21.01.1994*

Current condition of the issue: *floatation is completed*

Amount of the actually floated securities in accordance with the registered report on the results of the issue: ***3 030 819***

Information about the state registration of the report on the results of the issue:
Date of registration: *25.10.1999*
Registering body: ***FC of CB of Russia***

Number of the issue: ***2***
Category: ***equities***
Type of securities: ***nominal non-documentary share***
Nominal value of a share: ***1***

Amount of securities of the issue: ***603 132 981***
Total volume of the issue: ***603 132 981***
Information about the state registration of the issue:
Date of registration: *23.11.1995*
Registration number: ***39-1-00970***
Registering body: ***Financial agencies***

Way of floatation: ***distribution among shareholders***
Period of floatation: ***from 23.11.1995 to 23.11.1995***

Current condition of the issue: ***floatation is completed***
Amount of the actually floated securities in accordance with the registered report on the results of the issue: ***603 132 981***

Information about the state registration of the report on the results of the issue:
Date of registration: *27.03.1996*
Registering body: ***Financial agencies***

2.5. Risks related with acquisition of the distributing (distributed) issuing securities

2.5.1. Branch risks

Branch risks which can affect the activity of the Issuer are connected with the reforms of the power industry. Moreover, the following factors can affect the activity of the Issuer:

- the possibility of principle consumers of energy to get the entry to the Federal Wholesale Market of Energy and Power. There are two segments of energy market today: the Federal Wholesale Market of Energy and Power (FWMEP) divided into three isolated cost zones: European, Siberian and Far Eastern, and the sector of free trade "5-15" of the wholesale energy market. The activity of the first one is strictly limited and regulated by the Federal Energy Committee of Russia (FEC), the second segment was launched on the 1st of November 2003 as the transition period from the regulated market to the competitive one.

Unlike the FWMEP, this is an absolutely new sector of energy trade, functioning on the principles of competitiveness and open pricing. The only participants are the subjects located in the Western part of Russia. The Siberian region can join it not earlier than in the 3d quarter of 2004.

The JSC "Kuzbassenergo" starting from 2000, takes part in trading (purchasing) of extra energy in the FWMEP. The reason for it is the expediency: participating in trading allows to optimize the balance between energy and power and decrease the cost price for the output of owned energy. For the year 2003 with the account of owned output of 24,9 billion kwt per hour the balance cross flow from FWMEP made 5 billion 130 million kwt/h up to 70% than the volumes established by the Federal Energy Committee. The energy system managed to decrease the cost price by 170 million rubles due to extra purchasing.

The entry of the main consumers to FWMEP (the JSC "Novokuznetsk aluminum plant" and "Metalenergofinance", ltd.) caused troubles to the Company. The NAP alone maintained about 17% of the energy release. As a result of the entry of these enterprises, the Company got the lost profits which made 700-800 million rubles last year. The possible compensation of these lost profits is under the review at the level of the Ministry of Economic Development of RF. It is not known if it is accepted by the new Government of RF.

- Change of structure of energy consumption on groups of consumers from the planned at the expense of production volume reduction of a range of industrial enterprises, may lead to reduction of energy output volume in money terms.

-Bankruptcy of enterprises may lead to the impossibility to recover a debt for consummated energy.

- Decreasing of living standard of some groups of population of Kemerovo region will led inevitably to reduction of payment's level of this type of population.

- undue and partial compensation of the sums which are not benefits in accordance with the Regulations of the Government.

-risks connected with the changes of charging policy concerning heat and electric energy, which can affect the financial and economic condition of the Issuer. According to the Legislation, the changes can take place once a year, the level of inflation may be higher than usual, reflected in charges. This can lead to fallen profits.

2.5.2. Country and regional risks

The main political and economic risks include imperfection of legislation regulating economic relations, not sufficient effectiveness of judiciary system, tax law which is constantly in change, etc.

Ecological factors inseparably linked with general activity of the issuer as a production process, transfer and distribution of heat and electric power demands large quantity of natural sources that call environmental pollution.. As significant capital investments are necessary to purchase nature-conservative equipment to remove ecological factors of risk , and payments for natural sources consumption.

In 2003 the pollutant emissions in the atmosphere were reduced by the JSC "Kuzbassenergo" thanks to dumping of the power stations and the increase of burned gas in the fuel balance up to 8,46% (3,08% in 2002). To reduce the discharge of polluted sewage and reduce the pollutant emissions in the atmosphere the JSC "Kuzbassenergo" performed the following actions in 2003:

- Revamp of the fly-ash collectors with the mounting of modernized Venturi pipes and aeroacoustic intensification in the boiler of station #16 of Novokemerovskaya heat station.
- Revamp of furnace and burner set of boiler BKZ 210-140F of station #6 of Zapadno-Sibirskaya heat station to reduce nitric oxides.
- Mounting of secondary filters for water treatment in the sprayers of Venturi pipes in the casing of station #5 "A" of Belovskaya GRES.

- Revamp of drainage of pump unit and drainage canal in Tom-Usinskaya GRES and other actions.

There are regional risks related with reforming of JSC "Kuzbassenergo". The management of JSC "Kuzbassenergo" spend active consultations with the government of regional and city Administration over the questions of the Company's reforming to reduce such risks.

Such need is due to existence of the Provisions of Kemerovo regional Administration №54 dd. 26.04.2002 "On reforming of JSC "Kuzbassenergo" and №49 dd. 28.03.2003 "On the project of reforming of JSC "Kuzbassenergo" and social protection of employees of energy system in Kemerovo region" where regional authorities raised the range of demands to the management of the Company under the project coordination.

Risks connected with the geographical position of the region:

-Risk of emergency: floods, earthquakes on the territory of Kemerovo region.

2.5.3. Financial risks

Variation of interest rates may affect financial and economic activity of the issuer as the enterprise uses borrowed current assets in its activity but today there is a tendency of reduction of interest rates, it has a good effect on the Issuer as a borrower. For example, average rate for credit resources made 10,77% on 01.07.2004, down the established since 15.01.2004 rate of refinancing of the CB 14% (13% since 15.06.2004)

In the tariff forming there is a risk for the JSC "Kuzbassenergo" that the Kemerovo Regional Energy Committee will fix the tariff rate not covering industrial costs and drop-out income because of reducing of profit volume. At the same time, the maintenance of established regime of backlog with the account of technical restrictions can lead to the depreciation of the equipment, overdraft of fuel, the decrease of the work stability of generating capacity.

Risks of current financial and economic activity include risks connected with possible changes in costs for feedstock, fuel, services, which are able to affect the cost price of the products and services of the Company.

The Company has no exchange rate risks.

There are financial risks connected with the future reforming of the Issuer (reorganization by division method):

-cost increase connected with the payment for registration, reregistration and other charges connected with reorganization;

- risk that the creditors of JSC "Kuzbassenergo" having received the notification on adopted decision on reorganization, will demand the advanced repayment of account payable, execution of corresponding liabilities and payment of damages sustained under the Company's reorganization in form of segregation. Creditors having restructured debts for long-time period may act as initiators: JSC RAO " UES of Russia", Tax Ministry, Out budget Funds. Approximate amount of commercial restructured debts subject to demand amounts RUR 3014,4 millions;

- risk that shareholders voted against reorganization or who did not take part in the voting process, can demand the redemption of all or part of the stocks of the Issuer belonging to them.

2.5.4. Legal risks

There are legal risks related to the change of exchange regulation, modification of tax legislation, change of regulations of the customs supervision and fees, modification of requirements on licensing, court practice that may affect negatively on the activity's results of the issuer also results of the current legal trials subject of participation of the issuer.

- Modification of tax legislation in part of increasing of tax rates or change in the order and terms of tax calculation and payment may led to decreasing of net income of the issuer that may led to reducing of amount of the dividends subject to payment.

- Change in requirements on licensing of main activity of the issuer may led to increasing of a period for document preparation obligatory to extend a term of duration of the license, also necessity of accordance of the issuer with the produced requirements. However as a whole this risk should be deemed as insufficient except the cases when to extend the duration of the license or to exercise an activity subject to licensing some requirements will be provided that the issuer will not may correspond with or when the corresponding with these requirements will be caused with excess costs that may led to the issuer's activity termination.

- There were no any modification of the court practice related with the issuer's activity that might affect negatively on the results of his activity during the reporting period.

The Issuer has risks connected with changes in state regulation of the tariffs for energy. Since 2002 the Government if RF by its decisions sets the ceiling of tariffs for each region the Federal Energy Committee calculates and sets tariffs separately. In 2002 the tariff ceiling made 35%, the actual growth was 27% according to the data of the State Committee of Russia and 24% according to the FEC. On 2003 the tariff ceiling was 14% (including tariffs in the Federal Wholesale Market of Energy and Power – 19%). According to the preliminary calculations of the FEC, in 2004 the growth of an average tariff under influence of federal and regional factors should have made 11,1%. However, after open hearings were held where regional energy committees took part and the Company the foreseen growth of ceiling tariff for electricity in Russia was changed to 13,1%.

2.5.5.Risks related with the issuer's activity.

On the fiscal period the Issuer was not advanced any claims which can lead to the liquidation of the Issuer.

There are a number of cases which are in the reviewing process in different instances. These cases are connected with debt collection to the budget and non-budget funds, however the Company does not admit them to be essential. Their admission by the Issuer or collection juridically, can not lead to the liquidation of the Company, its bankruptcy, or have any other negative consequences for the Company.

Three subsidiaries are admitted to be insolvent. "Supervolokno", ltd., the JSC "Andreevskoe" opened the competitive production, the JSC "Kuzbassgidroenergostroy" introduced the outward management for 12 months.

III. Detailed information about the Issuer

3.1. Information about the issuer's establishment and development.

3.1.1. Information about the issuer's firm name

full firm name and abbreviation:

Kuzbass Joint stock Company of energy and electrification

(JSC «Kuzbassenergo»).

Before the privatization – Kuzbass industrial institution of energy and electrification ("IIEE "Kuzbassenergo")
Kuzbass Open Joint Stock Company of energy and electrification (OJSC "Kuzbassenergo")
Introduced: 10.11.1993
Kuzbass joint stock company of energy and electrification (JSC "Kuzbassenergo")
Introduced: 15.05.1996

3.1.2. Information about state registration of the issuer

Date of state registration of the issuer: 30.12.1993
Number of state registration's certificate (other document ratified the state registration of the issuer): 1901
Name of registration authority: ***Administration of the city of Kemerovo***
In accordance with Federal Law "On State registration of legal entities" the corresponding record under the state registration number 1024200678260 was made in the Uniform State Register of Legal Entities the 23rd of July 2002 (certificate: series 42 №001926135 issued by Administration of the Russian Ministry of Taxation in Kemerovo, Kemerovo region).

3.1.3. Information about the establishment and development of the Issuer

Kuzbass Joint Stock Company of energy and electrification (JSC "Kuzbassenergo") was established in accordance with the Orders of the President of Russian Federation dd. 14.08.1992 #992 "On the peculiarities of turning state enterprises, unions, associations of fuel-energy complex into stock companies", dd.15.08.1992 #923 "On organization of management system of the electric-power complex of Russian Federation during privatization", dd. 05.11.1992 #1334 "On About realization in the electric-power industry of the Decree issued by the President of Russian Federation dd. August, 14, 1992, № 922 "On peculiarities of turning of the state enterprises, unions, associations of fuel and energy complex into joint-stock companies". The Company is the assignee of Kuzbass industrial institution of energy and electrification (IIEE "Kuzbassenergo").

The main purpose of the JSC "Kuzbassenergo" activity is the profit earning.
The common purpose of the privatized companies was increasing of the efficiency of energy system of the country and transfer from the planned economic to the market relations

JSC "Kuzbassenergo" is one of the largest energy systems in the body of the Holding company JSC RAO "UES of Russia". Energy complex of the company is the sixth in the installed capacity and the fifth in the volume of energy output to the consumers. Quantity of power output by electric plants of JSC "Kuzbassenergo" exceeded 30% in the balance of UES of Siberia

The energy system includes eight heat power stations. Their total electric capacity is 4667 MWt, heat power is 6700,5 Gcal/h. The annual output of electricity is 26-28 billion kWt/h. Annual output of heat energy is 15-20 million Gcal.

Within the energy system four plants of electric nets are in the operation. They perform reception, transfer and distribution of electricity. Substation 4601 with total capacity of 12984 thousand kWt is in operation as well. The length of electric nets is 31117 km.

Seven heat net districts and water-heating boiler plant supplying the consumers with heat energy are under control of the Department of heat networks. The length of heat networks with 1200 mm in diameter makes 485 km. Since 1994 the Department of heat networks uses the measuring complex, first in Russia, which allows to take telemeasures, telesignals, telecontrol and commercial accounting of the release of heat to the consumers.

The affiliated company "Energosbyt" distributes energy. The company has more than 5000 contracts on energy supply to the consumers.

The energy system possesses the developed system of repair and service companies, which render repair, construction, transport services, communications, supply with material and technical resources necessary for the needs of energy complex.

The JSC "Kuzbassenergo" was among the first in Siberia to construct the fiber-optics line of communication (FOLC), its length is more than 400 km. FOLC connected enterprises and subsidiaries into unified network of data transfer.

Mission of the company is the regular and reliable supply our consumers with heat and electric power providing production efficiency and investment appeal of the company.

3.1.4. Contact information:

Issuer's location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**

Telephone: *(384-2)29-33-59*
Fax: *(384-2)29-37-77*

E-mail **adm@kuzbe.elektra.ru**:
Website: *www.kuzbassenergo.ru*

Organizational structure of the executive body of JSC "Kuzbassenergo" was approved by the Order of JSC "Kuzbassenergo" №709 dd. 31.12.2003. Department on corporate management including department on corporate policy which duties include work with shareholders and investors was established on the ground of this Order. The Department works since 01.01.2004. Chief of the Department – is Cherpinsky Pavel Valerievich, date of birth 1974., education – higher.

Location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**

Telephone: *(384-2) 77-70-51*
Fax: *(384-2)77-70-51*
e-mail: *cherpinskypv@kuzbe.elektra.ru*

website: *no*

3.1.5. Taxpayer identification number

INN: *4200000333*

3.1.6. Branches and representative offices of the issuer

Name: *Tom-Usinskaya GRES*
Location: *652880, Myski-5, Kemerovo region*
Director: *Glukhov Victor Fedorovich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *Belovskaya GRES*

Location: *652644, pos.Inskoy, Belovo, Kemerovo region*
Director: *Artukh Valery Mikhailovich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *Uzhno-Kuzbasskaya GRES*
Location: *652812, 20, Komsomolskaya St., Kaltan, Kemerovo region*
Director: *Vakhitov Kasim Bakirovich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *Kemerovskaya GRES*
Location: *650000, 17, Stantsionnaya St., Kemerovo*
Director: *Benediktov Alexander Victorovich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *Zapadno-Sibirskaya TETS*
Location: *654040, Novokuznetsk-40, Kemerovo region*
Director: *Abramov Valery Vasilievich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *Kuznetskaya TETS*
Location: *654034, Novokuznetsk-34, Kemerovo region*
Director: *Kuzin Igor Victorovich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *Novo-Kemerovskaya TETS*
Location: *650021, pos.Predzavodsoy, Kemerovo-21*
Director: *Sukhoveev Boris Ivanovich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *Kemerovskaya TETS*
Location: *650001, Kemerovo-1*
Director: *Vervain Konstantin Alexandrovich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *Northern network systems*
Location: *650000, 11, Ostrovskogo St., Kemerovo*
Director: *Molochny Anatoly Filimonovich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *Eastern network systems*
Location: *650025, 11 a, Sarygina St., Kemerovo*

Director: *Tolstikov Victor Sergeevich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *Central network systems*
Location: *652644, 35, Fasadnaya St., pos.Inskoy, Belovo*
Director: *Dmitriev Alexander Milievich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *Southern network systems*
Location: *654005, 43, Stroitelei prospect, Novokuznetsk, Kemerovo region*
Director: *Miller Alexander Ivanovich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *Department of heat networks*
Location: *650070, 10, Svobody St., Kemerovo*
Director: *Krumgolts Alexander Rudolfovich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *"Energosbyt" Enterprise*
Location: *650036, 90/4, Lenina prospect, Kemerovo*
Director: *Petrov Leonid Prokhorovich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *Transport enterprise*
Location: *650021, 4, Stantsionnaya St., Kemerovo*
Director: *Geiger Victor Ivanovich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *103d detachment of VOHR*
Location: *650000, 30, Kuznetsky prospect, Kemerovo*
Director: *Kukovenkov Alexander Moiseevich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *Directory of Petrovskaya TETS*
Location: *650000, 30, Kuznetsky prospect, Kemerovo*
Director: *Magarill Alexander Isaakovich*
Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *Medical and Sanitary Health Center "Energetik"*
Location: *650000, 37, Kuzbasskaya St., Kemerovo*
Director: *Agafonova Tamara Nikolaevna*

Date of establishment: *30.12.1993*
Validity of letter of attorney: *31.12.2004*

Name: *Kuzbassenergosvyaz*
Location: *650000, 30, Kuznetsky prospect, Kemerovo*
Director: *Aksenov Vladimir Vasilievich*
Date of establishment: *22.01.1997*
Validity of letter of attorney: *31.12.2004*

Name: *Baseline networks*
Location: *650000, 30, Kuznetsky prospect, GSP-2, Kemerovo*
Director: *Antonov Yury Vitalievich*
Date of establishment: *08.12.2003*
Validity of letter of attorney: *31.12.2004*

Name: *Moscow representative office of Kuzbass Joint Stock Company of energy and electrification*
Location: *117261, 70/11, Leninsky prospect, Moscow*
Director: *Sadgyan Armen Sergeevich*
Date of establishment: *15.04.1998*
Validity of letter of attorney: *31.12.2004*

3.2. Principal economic activities of the issuer

3.2.1. Industrial affiliation of the issuer

OKVED (All-Russia classifier of types of economic activity) codes :

40.10.11 –Production of electric power at heat plants
40.10.2 – Energy transmission
40.30.2 – Steam and hot water transmission (heat energy)
51.56.4 – Wholesales of electric and heat power (without its transmission and distribution)
74.60 –Investigations and protection
74.14 – Consulting over the questions on commerce and management.

3.2.2. Principal economic activities of the issuer

The principal activities of the JSC "Kuzbassenergo" are • production, transfer and distribution of electric and heat energy.

JSC "Kuzbassenergo" is a subject of natural monopoly working in the sphere of services on transmission of electric and heat energy on the territory of Kemerovo region

Revenue share from the principle activity in total revenue volume of the JSC "Kuzbassenergo"

Period	31.03.2004	30.06.2004
Total revenue, thous. RUR	5260102	9176618
Revenue from principle activities, thous.RUR.		

	4768739	8336720
Revenue from the principle activity in total revenue volume, %	90,66	90,85

Total revenue of the Issuer is the sum of gain from sales, operational and non-realized revenues, according to form #2 "Report on profits and losses".

Total revenue in the 2d quarter 2004 decreased dramatically as compared to the 1st quarter (from 5260102 thousand RUR to 3916516 thousand RUR, i.e. by 25,5 %).

Revenue from the principle economic activities of the Issuer in the 2d quarter 2004 decreased as well as compared to the 1st quarter 2004 from 4768739 thousand RUR to 3567981 thousand RUR.

Revenue decrease of the JSC "Kuzbassenergo" in the 2d quarter as compared to the 1st quarter was caused by the decrease of output of electricity and heat energy. It is connected with the leave of a large consumer the JSC "NKAZ", Novokuznetsk.

Revenue share of the JSC "Kuzbassenergo" from principle types of products

Type of product	Revenue share, %	
	1 quarter 2004 г.	2 quarter 2004 г.
Electricity	69,52	84,64
Heat energy	30,48	15,36
Total:	100,00	100,00

The production of heat energy has a seasonal nature

3.2.3. Principal types of products (operations, services)

Principal types of products of the JSC "Kuzbassenergo» " are of electric and heat energy.

Index	2 quarter 2004 г.
Volume of the production, -net output of electric energy, million. kWt/h - net output of heat energy, thousand. Gcal	 5305,160 2074,954
Tariff on average output, -electric energy, RUR./thousand kWt/h - heat energy, RUR/Gcal	 572,46 266,591
Gain from sales of products (works, services), RUR -electric energy - heat energy	 3019834000 548147000
Total gain, % -electric energy - heat energy	 81,38 14,78
Price rate for products of power industry, % (to the previous period)*	100,5

** price rate of the producers industrial production is given in accordance with the State Committee of Statistics of Russia*

System of production distribution:

Name of product (work, services)	Scheme of sales of products(works, services)	2 quarter 2004 г.
Electric energy	direct sales, %	100
	Owned trading net, %	-
	Controlled trading net, %	-
	other, %	-
Heat energy	direct sales, %	100
	Owned trading net, %	-
	Controlled trading net, %	-
	other, %	-

Structure of production and sale costs:

Costs	1 quarter 2004	2 quarter 2004
Feedstock and material, %	1,1	1,6
Purchased utilities, semi-products, %	1,6	-
Industrial works and services rendered by third parties, %	1,2	1,2
Fuel, %	44,9	40,1
Energy, %	1,6	4,1
remuneration of labor costs, %	6,8	7,2
Interest on credits, %	-	-
Rent, %	-	-
assessment to social needs, %	2,4	2,4
Depreciation of fixed assets, %	11,7	12,2
Tax included in the cost price of products, %	3,1	3,4
Other costs, %	22,1	26,5
- user charge for use of the net of RAO "UES of Russia"	13,8	
Depreciation on intangible assets, %	-	
Remuneration for rationalization proposals, %	-	
Compulsory insurance fees, %	0,7	1
Representative costs, %	-	-
Other, %	2,8	0,3
Total: production and sale costs (works and services) (cost price), %	100	100
Gain from sale of products (works, services), %	93,42	94,74

Accounting of the cost price is carried out in accordance with the Account policy of the JSC "Kuzbassenergo" which does not provide separate accounting on types of production (works, services).

3.2.4. The suppliers of the issuer whose share is 10% and more of all the supplies of inventory

holdings, with their share indicated in the total volume of supplies

Main suppliers of coal are the following companies: "Torgovy Dom "Siberian Coal" (Kemerovo), ltd., the JSC "Siberian Energy Company" (Moscow), CJSC "Chernigovets" (Beryozovsky, Kemerovo region), FPG "Rusincor" (Moscow).

The supply of gas is conducted by the JSC "Siberian-Ural oil-and-gas Company".

Suppliers	2 quarter 2004
"TD "Siberian Coal", ltd.	45,3 %
The JSC "SUEK"	26,4 %

3.2.5. Markets for products (work, services) of the issuer

Kemerovo region is the principal market where the JSC "Kuzbassenergo" carries out his activity.
Kemerovo region is located in the south-east of the West Siberia at the joint of the West-Siberian plain and the mountains of the South Siberia. It is located at almost equal distance from western and eastern borders of the Russian Federation. It is in the 6th time zone.

Output of electric power to the consumers is according to the contracted "Agreements on output and using of electric power".

Industry is the principle consumer of electric power and heat energy.

Structure of distribution of electric- and heat energy for 2d quarter 2004:

	electricity		Heat energy	
	Output to the consumers, thousand, kwt/h	Specific weight, %	Output to the consumers, Gcal	Specific weight, %
Total in energy system	**5305160**	**100,0**	**2074954**	**100,0**
1. Industry	3809271	71,9	737918	35,6
1.1. Fual	1337536	25,2	7944	0,4
1.2. Ferrous metallurgy	1887618	35,6	132585	6,4
1.3. Non-ferrous metallurgy	8361	0,2	39376	1,9
1.4. Chemistry and petrochemistry	345456	6,5	485378	23,4
1.5. Mechanical engineering and metallurgy	63776	1,2	2275	1,1
1.6. woodworking industry and pulp-and-paper industry	1176	0,0	1108	0,0
1.7. Building materials	105590	2,0	16195	0,8
1.8. Light industry	8118	0,2	3873	0,2
1.9. Food industry	27051	0,5	3264	0,2
1.10. Other	24589	0,5	25920	1,2
2. Agriculture	51343	1,0	26313	1,3
3. Forestry	420	0,0	67	0,0
4. Transport and telecommunications	341847	6,4	18102	0,9
5. Construction	12754	0,2	7113	0,3
6. Housing and communal services	96223	1,8	1183213	57,0
7. Population	37717	0,7	2252	0,1
8. Other industries	955585	18,0	99976	4,8

Principle consumers of the products of the JSC "Kuzbassenergo", turnover makes not less than 10% of total gain from realization of the products for the 2d quarter 2004:

Consumer	Location	Share in total distribution volume, %
Electricity consumers: "Metallenergofinance", ltd.	Novokuznetsk, Kemerovo region	21,9
Heat energy consumers: Administration of the city of Novokuznetsk	Novokuznetsk, Kemerovo region	19,5
KJSC "Azot"	Kemerovo	26,8
Administration of the city of Kemerovo	Kemerovo	25,6

Factors which may adversely affect the distribution of the Issuer's products (operations, services) and possible measures of the Issuer to reduce such impact:

- exit of the enterprises to the Federal Whole-sale Market of Energy and Power (FWME). Among them are: West-Siberian railway – the branch of Russian Railways, "IK Sokolovskaya", ltd., DHK KRU JSC "Belovskoe Energy Department", the JSC "Energy Department Leninskugol", the JSC "Electric networks" Kiselevsk, the JSC "Prokopyevskenergo", KJSC "AZOT", "Topkizement", ltd., "Metallenergofinance", ltd., the JSC "PO Khimprom", PO JSC "Khimvolokno Amtel-Kuzbass", Krasnoyarskaya Railway. Revenue to be lost makes 6,5 billion RUR per year. At the moment no transit contracts are signed to keep the consumers, moreover, the question of cross financing is not solved yet.

- One more factor of decrease in consumption of heat energy is high temperature during the heating season. Moreover, due to saving technologies and launching of own boiler plants the consumption of heat energy is reduced. The JSC "Kuzbassenergo" can not influence the impact of these factors.

- Insufficiency of limits and delay in financing of charges on payment of heat and electric energy for budget consumers can also affect distribution. To prevent delay in financing of budget consumers JSC "Kuzbassenergo" signs every month Agreements on payment s for consummated energy with Kemerovo regional Administration, General Financial Department of region, Heads of the cities and districts. Kemerovo regional Administration holds meetings with obligatory presence of the city and district Administration in the person of their Heads, also Managers of the territorial financial authorities, managers of enterprises of housing and communal services and city electric networks.

3.2.6. Activity of the issuer pertaining to the circulating capital and resources

The policy of the Company pertaining to the circulating capital consists of maintenance of the volume and structure of circulating assets in order to increase the liquidity of assets. To reduce accounts receivable the work with consumers, control over accounts to be paid, work on collection of past-due accounts receivable are under way.

To use circulating assets effectively and improve the control over resources, to ensure the non-stop production process at the minimum amount of financing, the JSC "Kuzbassenergo" uses the method of rate fixing of circulating assets. The standard of circulating assets is defined by the Company on the basis of accounting, drawn up by the subsidiaries, for several years and reviewed when there are any changes in production terms.

To control the amount of feedstock, duration of the turnover and circulation at drawing up the reports the following rates are calculated:

- *rate of circulation of feedstock (K);*
- *turnover duration (TD).*

The rate of feedstock circulation reflects the speed of feedstock distribution.
It is calculated by the formula = cost price of distributed product/average amount of feedstock (K=form #2 p.020/form #1 (p.210 on the beginning of the fiscal period +p.210 on the end of the fiscal period) x 0,5).
The duration of the period is defined as a quotient of 365 days to the rate of feedstock circulation.
For the 2d quarter 2004 : K=3,4 of turnover, Add.=26 days.

3.2.7. Raw material

Principal raw material used by the JSC "Kuzbassenergo" is a fuel. Kuznetsky coal and its cleaning rejects are used as the principal fuel at the power plants of JSC "Kuzbassenergo".
Fuel oil is used as starting fuel and meant for maintenance of burning during low quality coal firing, and as the principal type of fuel at the Zaiskitimskaya water-heating boiler plant.

Analysis of the change in fuel price

Fuel	Unit	Supplier	1 quarter 2004.		2 quarter 2004.	
			Net purchasing volume	Purchasing price with VAT and quality	Net purchasing volume	Purchasing price with VAT and quality
Black oil	Thousand tons	"Anteria", ltd.	5,7	2730,0	7,0	2958,56
Gas	Million m3	Sibur	26,009	1153,35	71377,58	1161,94
Coal	Thousand tons	TD "Siberian Coal"	1450,8	455,0	1178,84	454,8
		JSC "SUEK"	847,0	489,5	855,68	478,1
		OUK "Yuzhkuzbassugol"	82,2	382,2	416,18	373,6
		Rusinkor	109,3	383,0	214,6	353,9
		FPG"Prokopyevsk-ugol"	80,4	341,7	61,6	337,0
		UK "Southern Kuzbass"	80,0	424,5	37,0	411,2
		CJSC "Chernigovets"	175,3	446,6	33,0	453,3
		AIK "Sokolovskoe"	26,9	347,9	-	-
		Other	351,4	328,9	244,3	333,0

3.2.8. Main competitors

The JSC "Kuzbassenergo" is a subject of natural monopoly performing its activity in non-manufacturing business on transfer of electric and heat energy on the territory of Kemerovo region.

The competitors of the Company are the suppliers of electricity, subjects of the FWMEP, and newly established independent energy networks and distribution companies, which transfer energy to the end consumers independently.

By the end of 2003 there were 29 companies of whole-sale consumers – resellers of electric power on the territory of Kuzbass. The share of these companies in total volume of energy sales of the JSC "Kuzbassenergo" is sufficient enough, in 2003 it made 15,9% of energy. For example, in December 2003 the JSC "Kuzbass energy network company" was established, it united 12 companies of city energy networks. The principle activity is transfer and distribution of energy on communal networks.

"North Kuzbass energy company", ltd. was established in Kemerovo. It leased municipal communal energy networks in Kemerovo and Berezovsky. The company plans to rent communal heat networks of these two cities in 2004.
The process of establishing of independent energy distributing companies on the base of resellers, which have the network infrastructure to monopoly access to the consumers, has negative consequences for the

JSC "Kuzbassenergo" in the sphere of tariffs setting. Minimum tariffs are fixed for the wholesale resellers to buy energy from the JSC "Kuzbassenergo", they do not cover the expenses of the Company for generation, as a result of it there is the redistribution of financial resources for benefit of these companies.

In Novokuznetsk, "Metallenergofinance", ltd. affiliated with "Evrazholding", ltd. and Novokuzntsky and Western-Siberian metallurgical works controlled by them signed contracts on energy supply. Consequently, "Metallenergofinance", ltd. was included in the list of energy suppling companies and registered as the principle consumer-reseller for energy supply to metallurgical works. Since the 4th quarter 2003 "Metallenergofinance", ltd. is registered in the Federal Energy Committee and got the status of the subject of the FWMEP.

Since 1.10.2003 the JSC "Novokuznetsky aluminum plant" (NAP), the largest consumer of the JSC "Kuzbassenergo", entered the FWMEP. After that the JSC "Kuzbassenergo turned from deficit energy company into surplus one.

Name	*Volume of sold products in the 2d quarter 2004, thousand kWt/h*	*Share in the market, %*
JSC "Kuzbassenergo", the Issuer	5305160	83,8 %
FWMEP	883870	14,0 %

3.2.9. Information about the Issuer's licenses

Number: *3668*
Date of issue: *26.12.1995*
Expiry date: *1.01.2007*
License authority: **Ministry of communications of Russian Federation**
Type of activity: **Services of local and interzonal telecommunications**

Number: *00927*
Date of issue: *14.06.2001*
Expiry date: *31.12.2006*
License authority: **Committee of natural resources on the territory of Kemerovo region**
Type of activity: **Plastic clay extraction at the Frunzensky field to ash-dump dam construction.**

Number: *24*
Date of issue: *13.11.2001*
Expiry date: *13.11.2004*
License authority: *Department of Energy, State energy supervision department.*
Type of activity: *Maintenance of operating of electric and heat networks*

Number: *077*
Date of issue: *14.10.1997*
Expire date: *1.10.2008*
License authority: **Department of Federal Security Service of RF over Kemerovo region.**
Type of activity : *Work with the State Secret information*

Number: *0107*
Date of issue: *12.03.1998*
Expire date: *1.10.2008*

License authority: *Department of Federal Security Service of RF over Kemerovo region*
Type of activity: *Services on the State Secret protection.*

3.2.10. Joint activities of the Issuer

Founders of the subsidiary the JSC "Prokopievskenergo":

- *JSC "Kuzbassenergo" (60,0%)*
- *"Stroysnabservice", ltd. (Kemerovo) (14,1%)*
- *"Bill Center Kuzbassenergo", ltd. (13%).*

The type of joint activity: distribution of heat and electricity.
The Joint activity is performed since 20.09.2000

Founders of the subsidiary the JSC "IPA Vodokanal":

- *JSC "Kuzbassenergo" (74,5%)*
- *"A/E Clearing", ltd. (Novokuznetsk) (25,5%)*

The type of joint activity: treatment works.
The Joint activity is performed since 28.10.2001

Founders of the subsidiary "Supervolokno", ltd.:

- *JSC "Kuzbassenergo" (60,0%)*
- *UN-1612/29 (25,0%)*
- *CJSC "Bagran" (15,0%).*

The type of joint activity: production of heaters.
The Joint activity is performed since 01.04.1994

3.4. Future plans of the issuer

Purposes of the JSC "Kuzbassenergo" for the year 2004.
The main purpose of the Company in 2004 is the maintenance of break-even activity and profit earning, increase of market value (capitalization) and increase of attractive shares for Russian and foreign investors.

Principal production purposes of the company for the year 2004 will be the following:

- *reliable and regular electric and heat energy supply to the consumers of the region especially in autumn and winter periods with proper maximum load;*
- *implementation of the program on repair of the equipment of power stations, electric and heat networks;,*
- *Implementation of the task of JSC RAO "UES of Russia" on creation of fuel reserve in the warehouses;*
- *Implementation of the investment program on capital investment. .*

The following tasks are the priorities:

- *putting into operation of a turbine of st.#4 of PTR-30 LMZ type and feeding-deaeretic unit of heat network at Kemerovskaya TETS;*
- *the start of revamp of the part of turboset of st.#3 of Kuznetskaya TETS and putting into operation of turboset R-12-3,4/0,1 in 2005;*
- *the finishing of the mounting of the turbine of st.#5 T-115 type at Yuzhno-Kuzbasskaya GRES, putting into operation of ACS TP;*
- *revamp of the boiler of st.#7 of Tom-Usinskaya GRES of TP-10 type to reduce Nox;*
- *the mounting of the lightning steam line of boilers I-II of the line of KTTS-100 of of Tom-Usinskaya GRES and 3,4 sections of feeding collector of Kemerovskaya TETS;*

- *mounting of systems of commercial control of heat energy (SCCHE) at Yuzhno-Kuzbasskaya GRES and Western-Siberian TETS;*
- *revampof electric filters of the boiler of st.#11 of Kemerovskaya GRES with coefficient of efficient of 99,5% and technical reequipment of electric filters control and protection scheme at the boiler of st.#7 of the second line of Western-Siberian TETS;*

- *Continuation of revamp of tele mechanization of Eastern electric networks;*
- *Continuation of revamp of ASDU PES of Northern electric networks;*
- *Revamp of substations of PES, replacement of 1 112 breaks of 10 kw for vacuum ones; of 9 breakers 35-110 kw for SF6 circuit-breakers, mounting of arc protection in 14 sections;*
- *Revamp of VL-35 kw Tambar-Polutornik at Eastern electric networks, ejection from flood zone;*
- *Growing of ash dump to 438,3 thousand m^3*

In part of financial activity the following activities will be priority for the company in 2004:
- Consequent implementation of the expenses reduction program;
- Consequent implementation of the Amicable agreement's terms with the Company's creditors as a guarantee of successful reforming;
- determination of economic based tariffs for the Company;
- reduction of liabilities to the suppliers and contractors;
- decreasing of a distance between the accounts receivable and account payable;
- paying capacity improvement and increasing of financial stability of the Company,
- maintenance of sustainable functioning and investment appeal of the Company.

To implement the program on reforming in 2004, the JSC "Kuzbassenergo" has the following tasks:

1. To complete the actions on preliminary steps of reforms, including:
- separation from and stop taking part in non-profile types of activity, including the transfer of housing to the municipal property;
- separation of repair and services;
- implementation of the system of contract billing and tenders;
- improvement of the staff, training of the managing personnel for work in accordance with the terms of energy market.

2. Implementation of the project on reforming of the Company in accordance with the main trends of reconstruction of energy industry:
- transition to a new management, production and control structure, gradual obtaining by the JSC "Kuzbassenergo" a status of managing company;
- implementation of new forms and methods of corporate governance corresponding to a new status of the Company and ensuring good final results of the activity of the Holding.

The prospects of the development of the JSC "Kuzbassenergo" as one of the companies of fuel and energy complex of the country are defined by the Energy Strategy of Russia until 2020.
According to this Strategy, the JSC "Kuzbassenergo" must be formed as a new, financially stable, economically efficient and dynamically developing company. Thus, the prospects of development of the Company will depend on successful implementation of the Project on reforming after it is approved by shareholders.
As one of the principle priorities of energy strategy of Russia until 2020, the Government defined the rigging with modern technologies. In accordance with it, the JSC "Kuzbassenergo" defined its prospective program on technical development.

3.5. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations

Company: ***JSC Russian Joint Stock Company of energy and electrification "UES of Russia"***
Place and functions of the Issuer in the Company: ***JSC "Kuzbassenergo" is a subsidiary of Holding company RAO "UES of Russia"***

3.6. Subsidiaries and affiliated companies of the issuer
JSC "Kuzbassenergo" has 10 subsidiaries, there are no dependent companies.

Name: ***Limited liability company "Bill centre "Kuzbassenergo", "Bill centre "Kuzbassenergo", ltd.***
Location: ***650620,30, Kuznetsky prospect, Kemerovo, Russian Federation***
Issuer's share in the authorized capital of business venture: ***100%***
Share of business venture in the issuer's authorized capital: ***none***
Core business: ***Bill accounts***

Name: ***Joint Stock Company "Andreevskoe", JSC "Andreevskoe"***
Location: ***pos.Andreevsky, Kemerovo district, Kemerovo region, Russia***
Issuer's share in the authorized capital of business venture: ***100%***
Share of business venture in the issuer's authorized capital: ***none***
Core business: ***Auxiliary hearth***

Name: ***Limited liability company "Sbytenergo", "Sbytenergo", ltd.***
Location: ***652417, 14, Severnaya str., pos. Metallploshadka, Kemerovo district, Kemerovo region, Russia***
Issuer's share in the authorized capital of business venture: ***100%***
Share of business venture in the issuer's authorized capital: ***none***
Core business: ***financial operation***

Name: ***Joint Stock Company "Kuzbasshydroenergostroy", JSC "KHES"***
Location: ***Krapivinsky district, Kemerovo region, Russia***
Issuer's share in the authorized capital of business venture: ***100%***
Share of business venture in the issuer's authorized capital: ***none***
Core business: ***Capital construction***

Name: ***Joint Stock Company "Investment-production company "Vodocanal", JSC "IPC "Vodocanal"***
Location: ***3, Kirpichnaya str.., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the authorized capital of business venture: ***74,5%***
Share of business venture in the issuer's authorized capital: ***none***
Core activity: ***Treatment plants***

Name: ***Joint Stock Company "Prokopievskenergo", JSC "IPC "Prokopievskenergo"***
Location: ***14, Energeticheskaya St., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the authorized capital of business venture: ***60%***
Share of business venture in the issuer's authorized capital: ***none***
Core activity: ***Distribution of heat and energy***

Name: ***Limited liability company "Supervolokno", "Supervolokno", ltd.***
Location: ***Stroygorodok, Kemerovo, Russia***
Issuer's share in the authorized capital of business venture: ***60%***
Share of business venture in the issuer's authorized capital: ***none***
Core activity: ***Production of heaters***

Name: *Joint Stock Company "Kuzbass energy-repairing company", JSC "Kuzbass energy-repairing company"*
Location: *650099, 30, Kuznetsky prospect, Kemerovo, Russia*
Issuer's share in the authorized capital of business venture: *100%*
Share of business venture in the issuer's authorized capital: *none*
Core activity: *Repair of the objects of heat and power industry*

Name: *Joint Stock Company Engineering- Analytical centre "Kuzbasstechenergo", JSC Engineering-Analytical centre "Kuzbasstechenergo"*
Location: *650099, 17, Stantsionnaya str., Kemerovo,* Russia
Issuer's share in the authorized capital of business venture: *100%*
Share of business venture in the issuer's authorized capital: *none*
Core activity: *Engineering and design works*

Name: *Joint Stock Company "Kuzbassetremont", JSC "Kuzbassetremont"*
Location: *654079, 1, Nevskogo str., Novokuznetsk, Kemerovo region, Russia*
Issuer's share in the authorized capital of business venture: *100%*
Share of business venture in the issuer's authorized capital: *none*
Core activity: *Repair of network energy objects*

3.7. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets

3.7.1. Fixed assets

In accordance with the contract between the JSC "Kuzbassenergo" and CJSC "ENPI CONSULT", the specialists of CJSC "ENPI CONSULT" fixed the overall replacement value of the part of fixed assets which are in the balance of the JSC "Kuzbassenergo" on 01.01.2004.

The aim of the revaluation is the fixing of overall replacement value of the part of fixed assets. The function of the revaluation is rendering of consulting services concerning the issues of revaluation of the part of fixed assets of the Company.

With all the restrictions and assumptions the overall replacement value of revaluated property (according to the Technical Task, presented by the consumer, overall book cost with no deprecation account makes 29 749 727 391 RUR) on 01.01.2004, approximately makes 33 815 298 100 RUR (thirty three billion eight hundred fifteen million two hundred ninety eight thousand one hundred).

The valuation was conducted on the basis of the accounting data, technical parameters of the objects under valuation, presented by the specialists of the JSC "Kuzbassenergo", interview with management and leading specialists of the departments and divisions of the JSC "Kuzbassenergo".
The valuation was conducted in accordance with Federal Law # 135-FL dd. 29.07.1998 "On Valuation activity in Russian Federation", Valuation Standards, which are compulsory to use by the subjects of valuation activity (Regulations of the Government of RF # 519 dd. 06.07.2001), main principles made in the International Valuation Standards IVS1-IVS4, Standards of professional practice and Ethics Code of the Russian Valuator's Society.

In accordance with the Technical Task for revaluation of fixed assets of the JSC "Kuzbassenergo" on 01.01.2004, revaluation assumes the definition of current replacement value of fixed assets, i.e. total sum of expenditures which the owner should have paid to recover (replace) them with similar new fixed assets at market values active on the date of revaluation in accordance with the Order of the Ministry of Finance of RF dd. 30.03.2001 # 26 N.

1. The following groups of fixed assets are subject to compulsory revaluation regardless of the level of accounting deterioration:

Name of fixed assets (FA)	ENAO codes
HVL Constructions 220kv and more	30009, 30119-30120
Machines and equipment Substations 220 kv and more; other power electric and technical equipment and distribution devices.	40000-40700 40701 40702 40705-42912
Transport.	50000-50302 50500-50709

2. the following groups of fixed assets are not subject to revaluation, as well as the objects of social destination purposes referring to non-profile business:

Name of fixed assets (FA)	ENAO codes
production buildings	10000-10010
Constructions	20000-30118 (with restriction on par.1) 30121-30124
Other equipment groups	43000-49303
Transport (mobile automobile transport)	50400-50428
Productive and household equipment, tools	60000-70012
workstock	80000
perennial plants	90000-90021
Non-production buildings	10011-10105, 20362-20368 By name: kindergarten, preventoriums, hospital, dwellings, etc.
Non-profile business	10011-10105, 20362-20368 By name: agricultural company, store, warehouse, company that produces building materials, production of consumer goods, maintenance works, etc.

3. The revaluation of Company # 55 (Kuzbassenergosvyaz) was not conducted.

4. The revaluation of the objects of incompleted construction and equipment to be installed was not conducted.

5. The revaluation was conducted by independent valuators by indexation and direct recalculation.

Thous.RUR

№№	Name of group of fixed assets	Overall value before valuation	Depreciated cost (Остаточная (with the deduction of depreciation) before revaluation	Date of revaluation	Overall value after revaluation	Depreciated cost (Остаточная (with the deduction of depreciation) after revaluation
1.	1999			Not conducted		
	Total:	17668447	9767421		17668447	9767421

1.1.	Buildings	3433221	861844		3433221	861844
1.2.	Constructions	6335359	3408324		6335359	3408324
1.3.	Machines and equipment	7727315	5421817		7727315	5421817
1.4.	Transport	144498	62005		144498	62005
1.5.	Inventory	25097	13431		25097	13431
1.6.	Other	2957	-		2957	-
2.	2000			01.01.2000		
	Total :	18738653	10104684		27035939	14864213
2.1.	Buildings	3506439	1098374		4326454	1263102
2.2.	Constructions	6421432	3592690		9912179	5539594
2.3.	Machines and equipment	8618816	5330957		12597156	7958223
2.4.	Transport	157118	67021		158538	83034
2.5.	Other	34848	15642		41612	20260
3.	2001			01.01.2001		
	Total:	28006940	15553938		33770344	19005685
3.1.	Buildings	4406965	1290675		4865386	1498579
3.2.	Constructions	10169826	5775229		12190813	6826009
3.3.	Machines and equipment	13199229	8372718		16479634	10567545
3.4.	Transport	182500	92445		189166	94966
3.5.	Other	48420	22871		45345	18586
4.	2002			01.01.2002		
	total:	34574367	19893460		50875700	31454410
4.1.	Buildings	4877141	1545143		7241796	2708442
4.2.	Constructions	12418915	7143497		18030697	11002165
4.3.	Machines and equipment	17028588	11088619		25254224	17569031
4.4.	Transport	192405	94186		248828	130918
4.5.	Other	57318	22015		100155	43854
5.	2003			01.01.2003		
	total:	52244720	19642923		64222564	40753860
5.1.	Buildings	7324294	4537884		8891678	7862414
5.2.	Constructions	18233155	6797199		24604546	11793622
5..3.	Machines and equipment	25781648	7586049		29834482	20942371
5.4.	Transport	272986	132867		266659	121001
5.5.	Other	632637	588924		625199	34452
6.	2004			01.01.2004		
	total:	65935049	41990532		69974063	45081270
6.1.	Buildings	8908684	3665265		8932902	3685396
6..2.	Constructions	26008393	18223715		27860606	19250092
6..3.	Machines and equipment	30056510	19935663		32181077	21968996
6.4.	Transport	270554	130005		278491	134904
6.5.	Other	690908	35884		720987	41882

In accordance with the Regulations on account and tax policy of the JSC "Kuzbassenergo" for 2004 to define the staff and groups of fixed assets the All-Russian Classifier of fixed assets (AC-013-94) is taken as foundation , it was approved by the Regulations of the State Committee of RF on Standards, Metrology and Certification dd. 26.12.1994, #359.

The depreciation of the objects of fixed assets is accrued with linier method, reasoning from the usage of these objects. The depreciation of the objects of fixed assets taken to the accounting before 01.01.2002 is accrued in accordance with the Resolution of Sovmin of USSR dd. 22 of October 1990 № 1072 "On the unique norms for depreciation deductions to complete reconstruction of fixed assets of USSR national economy". Over the objects of fixed assets subject to accounting since 01.01.2002 the depreciation is accrued in accordance with the Resolution adopted by the RF Government dd.01.01.2002 №1 "On classification of fixed assets included in the depreciation groups". Since 1999 the JSC "Kuzbassenergo" conducts the revaluation of fixed assets with the help of experts of the closed joint stock company "ENPI Consult (CJSC "ENPI CCONSULT") (113191, 14, Dukhovsky pereulok, Moscow, Russia, INN 7737017200) according to license №000031 for valuator's activity issued 06.08.2001 by the Ministry for Property of Russia.

According to the technical task the revaluation of fixed assets is carried out by way of indexation of a direct re- appraisal of overall replacement value of fixed assets. All materials should be presented in written report form, and on magnetic mediums.

Information about long-term leased fixed assets

Date	**thous.RUR**
31.12.1999	*no*
31.12.2000	*40690*
31.12.2001	*1785*
31.12.2002	*167618*
31.12.2003	*150058*
30.06.2004	*145852*

3.7.2. The Value of immovable property of the Issuer

On 01.01.2004

Name of groups of fixed assets	Overall value of fixed assets (account 01)	Accrued depreciation (account 02)	Depreciated value of fixed assets
1. Value of fixed assets, total, thous. RUR.	69863846	45063856	24799990
Including:			
Buildings	8932900	3485625	5447275
Constructions	20668576	14251052	6417524
Lends	571066	-	571066

on 01.04.2004

Name of groups of fixed assets	Overall value of fixed assets (account 01)	Accrued depreciation (account 02)	Depreciated value of fixed assets
1. Value of fixed assets, total, thous. RUR.	69842918	45476949	24365969
Including:			
Buildings	8917671	3790625	5127046
Constructions	20668205	14599987	6068218
Lends	570566	-	570566

on 01.07.2004

Name of groups of fixed assets	Overall value of fixed assets (account	Accrued depreciation	Depreciated value of fixed assets

	01)	(account 02)	
1. Value of fixed assets, total, thous. RUR.	69951749	45917567	24034182
Including:			
Buildings	8987839	3732537	5255302
Constructions	27529898	19574543	7955355
Lends	570226	-	570226

IV. Information about financial and economic activities of the issuer

4.1. Results of financial and economic activities of the issuer

4.1.1. Profits and Losses

Index	Method of calculation	2 qurter
Gain, RUR.	F. №2 p. 010	3 710 554 000
Gross profit, RUR	F. №2 p. 010 - F. №2 p. 020	247 062 000
Net profit (non-distributed profit (outstanding loss), RUR.	F. №2 p. 190	-599 851 000
Working efficiency, RUR/person.	F. №2 p. 010 / An average number of workers	346 037
Capital productivity, %	F. №2 p. 010 / F. №1 p.120 * 100	15,44
Return of assets, %	F. №2 p. 190 / F. №1 p.300 * 100	-1,76
Return on own equity, %	F №2 p. 190 / (F. №1 p. 490 + F. №1 p. 640 + F. №1 p. 650 - F. №1 p. 450) * 100	-2,33
Economic efficiency of products (sales) %	F. №2 p. 050 / F. №2 p. 010 * 100	6,66

Sun of outstanding loss on the fiscal date, RUR	F. №1 p. 465 + F. №1 p. 475	0
Ratio of outstanding loss on the fiscal date and balance currency	F. №1 p. 475 / F. №1 p. 300	0,000

For the fiscal period the gain from distribution of the products made 3 710 554 thous. RUR, down 1 203 261 thous. RUR than in the 1st quarter 2004. The gross profit was gained in less volume in the 2d quarter. As a result of financial and economic activity of the JSC "Kuzbassenergo" for first six months of 2004 the net losses made 157 024 thous.RUR (in recalculation on the 2d quarter the losses made 599 821 thous. RUR). The losses were caused by fines and penalties for extra pollutant emissions, they made 699 822 thous. RUR.

Because of losses the return of own equity and assets of the Company dropped.

4.1.2. Factors influenced the amount of gain from sale products, goods, works, services and profit (losses) of the Issuer form the main activity.

Factors influenced the amount of gain are not given because of its small change during the fiscal quarter.

4.2. Liquidity of the Issuer

Index	Method of calculation	End of fiscal period
Own circulating assets, RUR	F. №1 p. 490 + F. №1 p. 640 + F. №1 p. 650 - F. №1 p. 450 - F. №1 p. 190 - F. №1 p. 230	-2 272 420 000
Rate of financial dependence	(F.№1 p.590 + F.№1 p. 690 - F.№1 p. 650 – F №1 p. 640) / (F. №1 p. 490 + F. №1 p. 640 + F. №1 p. 650 - F. №1 p. 450)	0,32
Rate of autonomy of own assets	(F. №1 p. 490 + F. №1 p. 640 + F. №1 p. 650 - F. №1 p. 450) / F. №1 p. 300	0,76
Maintenance of resources with own circulating assets	(F. №1 p. 490 + F. №1 p. 640 + F. №1 p. 650 -F №1 p. 450 - F. №1 p. 190 - F. №1 p. 230) / (F. №1 p. 210 - F. №1 p. 216)	-2,26
Index of fixed assets	(F. №1 p. 190 + F. №1 p. 230) / (F. №1 p. 490 + F. №1 p. 640 + F. №1 p. 650 - F. №1 p. 450)	1,09
Current rate of liquidity	(F. №1 p. 290 - F. №1 p. 230) / (F. №1 p. 690 - F. №1 p. 640 - F. №1 p. 650)	1,01
Ready rate of liquidity	(F. №1 p. 290 - F. №1 p. 210 - F. №1 p. 220 - F. №1 p. 230) / (F. №1 p. 690 - F. №1 p. 640 - F. №1 p. 650)	0,70

As compared to the previous period, an insignificant decrease of the rates of liquidity of the Company took place in the 2d quarter. The paying capacity of the Company is within the norms. The level of circulating assets is sufficient enough to maintain short-term liabilities of the Company.

The stores of the Company are formed completely due to borrowed funds. For the fiscal period a slight negative dynamics in forming of own sources of circulating assets and growth of borrowed resources are observed.

4.3. Amount, structure and adequacy of the capital and circulating assets of the Issuer.

4.3.1. Amount and structure of the capital and circulating assets of the Issuer.

a) Amount of the authorized capital: *The authorized capital consists of the nominal value of the shares of the Company acquired by the shareholders (floated shares). The authorized capital of the Company makes 606 163 800 RUR (six hundred six million one hundred sixty three thousand eight hundred), which corresponds the Articles of the Company.*

b) overall value of the shares of the Issuer, bought out by the Issuer for the resale (transmission): *the JSC "Kuzbassenergo" did not buy out any shares.*

c) the amount of reserve capital of the Issuer formed due to the assessment from the profit of the Issuer: ***the amount of the reserve fund is defined by the Articles of the Company and can not be less than 5 (five)% of the authorized capital of the Company. The reserve fund is formed by annual assessment until it reaches the amount defined by the Articles of the Company. The amount of annual assessment is provided with the Articles of the Company, and can not be less than 5 (five) percent of net profit of the Company. The reserve fund can be used only for a definite purpose. The reserve fund of the Company is aimed at paying losses of the Company, retirement of bonds and redemption of stock of the Company if other funds are not available. The amount of the reserve capital on 30.06.2004 made 16858, 0 thous. RUR (by the decision of the annual General meeting of shareholders 40,0 thous. RUR were transferred to the reserve fund).***

d) the amount of surplus capital of the Issuer reflecting the increment of value of assets, revealed in the result of revaluation: ***the amount of the surplus capital makes 24 538 444 000 RUR on the 30.06.2004***

e) the amount of non-distributed net profit of the Issuer: ***the amount of non-distributed profit makes 157 024 000 RUR on 30.06.2004***

f) the amount of assets of purpose financing of the Issuer: 0

g) total sum of the capital of the Issuer: ***total sum of the capital made 25 589 225 000 RUR on 30.06.2004***

The owned capital of the Company decreased by 599 333 thous. RUR during the 2d quarter 2004 (from 26 188 558 thous. RUR to 25 589 225 thous. RUR). It was caused by losses arisen by the results of financial and economic activity.

Structure and amount of circulating assets (thous.RUR)

CIRCULATING ASSETS	31.03.2004	30.06.2004
Store	900923	12078798
Including: Raw material, material and other similar valuable	813615	989072
Cattle for growing and fattening	0	0
Costs in incompleted production	865	0
integrated products and products to be resoled	2523	2308
Products shipped	2958	2955
Expenditures of future periods	81262	74046
Other store and costs	0	10417
Value added tax on purchased valuable	676381	752530
Accounts receivable (payments to be paid in more than 12 months after the fiscal date)	1230749	1190936
Including buyers and consumers	470280	427399
Accounts receivable (payments to be paid in12 months after the fiscal date)	3687943	3955460
Including buyers and consumers	2140608	1788216
Short-term financial investment	34543	73976
Monetary funds	113889	154992
Other circulating assets	0	0
TOTAL	6644428	7206692

The source of financing of circulating assets is own funds of the Company. Own capital of the Company is sufficient enough to meet the principle need of the Company in resources ensuring the non-stop production and distribution of the products as well as cover the current liabilities.

The policy of the Company concerning circulating capital consists of maintenance of the appropriate volume and structure of circulating assets of the Company to increase the liquidity of assets. To reduce

accounts receivable the work with buyers and consumers is carried out, control over their accounts to be paid is conducted, collection of past-due accounts receivable is performed.

4.3.2. Adequacy of the capital and circulating assets of the Issuer

The Company owns adequate capital and circulating assets to cover current operational costs.

Rate	Ha 31.03.2004	Ha 30.06.2004
Own capital at the end of the period , RUR	26188558000	25589225000
Circulating assets at the end of the period, RUR	6644428000	7206692000
Shirt-term liabilities at the end of the fiscal period	5040246000	6103905000
Average daily operational costs, RUR	72975689	65711922

4.3.3. Cash assets

The bench marks of the Circulation of cash assets (CCA) of the Company are approved by the Board of Directors of the Company quarterly, at 3 quarter 2004 the rates of CCA were reviewed and approved by the Board of Directors at the meeting on 20.07.2004 in sum of 945 957 thous. RUR

At fixing CCA at 3 quarter 2004 factual deficit of cash assets made 654,5 million RUR. To settle the deficit the following actions were performed:

1. Expense items were reduced:

1.1. Costs on investment activity – 35 million RUR;

1.2. Costs on fuel – 313 million RUR;

1.3. Charity costs – 16 million RUR;

1.4. Payments to energy saving fund – 51 million RUR.

2. The following payments are transferred to 4 quarter 2004:

2.1. Land rent – 78,7 million RUR

2.2. Moratorium debt for 2003 under the articles "Services to ensure functioning and development of UES of Russia" - 116,1 million RUR and "Fulfillment of liabilities under contracts at FWMEP and accounts-demands" - 44,7 million RUR.

The potential source of cash assets at 3 quarter 2004 can be the tariff on electricity and heat energy and shirt-term credits.

There is no account payable filed in the bank.

4.3.4.Financial investment of the Issuer

Financial investment in accordance with PBU 4/99 "Accounting of the Company" is:

- *investment in subsidiaries;*
- *investment in dependent companies;*

- *investment in other companies;*
- *loans given for the period of more than 12 months;*
- *loans given for the period of less than 12 months*
- *own shares bought out from shareholders;*
- *other financial investment.*

Index	Amount of investment at the end of the fiscal quarter, RUR		
	Shirt-term (to 1 year)	Long-term (more than 1 year)	Total
Loans given to the companies for less than 12 months	-	-	-
Loans given to the companies for more than 12 months	-	-	-
Own shares bought out from shareholders	-	-	-
investment in other companies	-	2363000	2363000
investment in subsidiaries	-	265247000	265247000
investment in dependent companies	-	-	-
other financial investment	73976000	-	73976000

Financial investment are accounted by the Company on c/acc 58 in accordance with PBU # 19/02 "Accounting of financial investment" approved by the Order of the Ministry of Finance of RF dd.10.12.2002 # 126n.

1. investment in securities:

Type of securities	Full and abbreviated name of the company	Date and number of registration of share issue	Amount of securities owned by the Issuer	Overall nominal value of share holding owned by the Issuer, thous. RUR	Current condition of the Company	Prospective losses in the current year, thous. RUR
Equities	Joint Stock Company "Kuzbasshydroenergostroy", JSC "KHES" Location: 37, Kuzbasskaya St., Kemerovo, Russia.	1-01-10487-F	118619000	118619,0	Bankruptcy-external management	118619,0
Equities	Joint Stock Company "Andreevskoe", JSC "Andreevskoe" Location: pos.Andreevsky, Kemerovo district, Kemerovo region, Russia.	no	36437000	36437,0	Bankruptcy-competitive production	36437,0

Equities	Joint Stock Company "Prokopievskenergo", JSC "Prokopievskenergo" Location: 14, Energeticheskaya St., Prokopievsk, Kemerovo region, Russia.	1-01-10934-F 31..07.2000	1938	19380,0	Stable	0
Equities	Joint Stock Company "Engineering- Analytical Center "Kuzbasstekhenergo", JSC"Engineering-Analytical Center "Kuzbasstekhenergo" Location: 17, Stantsionnaya St., Kemerovo, Russia	1-01-11775-F 14.05.2004	18540	18540,0	Stable	0
Equities	Joint Stock Company "Kuzbasskaya energy-repairing company" JSC"Kuzbasskaya energy-repairing company" Location: 30, Kuznetsky prospect, Kemerovo, Russia	1-01-11760-F 29.04.2004	29240	29240,0	Stable	0
Equities	Joint Stock Company "Kuzbassetremont", JSC "Kuzbassetremont" Location: 654079, 1, Nevskogo St., Novokuznetsk, Kemerovo region, Russia.	Not registered	11751	11751,0	Stable	0
Equities	Joint Stock Company "Investment production association "Vodokanal", JSC IPA "Vodokanal" Location: 3, Kirpichnaya St., Prokopievsk, Kemerovo region, Russia.	1-01-11253-F 12.10.2001	626	31300,0	Stable	0

Information on financial investment (investment in authorized capital of limited liability companies) is not presented as they make less than 10 percent of all financial investment of the JSC "Kuzbassenergo" at the end of 2d quarter 2004.

As a result of 2003 the JSC "Kuzbassenergo" earned profit from participating in other companies, it makes 1,7 million RUR only from "Bill Center of "Kuzbassenergo", ltd.

4.3.4. Intangible assets of the Issuer

Intangible assets include the sole right of the Company to the trade mark.

Depreciation of intangible assets is accrued by the linear method, reasoning from the following terms of use:

Rights to the trade mark – 10 years.

Intangible assets are shown in the accounting at the original cost with the deduction of depreciation accumulated during the usage.

№№	Group of intangible assets	Overall value	Amount of accrued depreciation
1.	Trade mark	3774, 73.	601, 20.
	Total, RUR	3774, 73	601, 20.

The accounting of intangible assets is conducted in accordance with PBU 14/2000 "Accounting of intangible assets", approved by the Order of the Ministry of Finance #91n dd.16.10.2000

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development

Account of NIOKR (Research, developmental and technological works) in the JSC "Kuzbassenergo" is carried out according to the Accounting Regulations "Account of charges on research, developmental and technological works " (PBU 17/02).

There were no new inventions, models and industrial samples in 2003.
There were no sold or purchased patents, licenses and know-how in 2003.

Research engineering was conducted according to the plan dd.30.01.2003 at the rate of 12200 thous. RUR. Actual costs on research engineering made 10097 thous. RUR, including costs on capital investment NIOKR – 263 5 thous. RUR. Financing was conducted due to profit on urgent works. The contract with non-budget fund NIOKR RAO "UES of Russia" was not made and there was no financing.

4.5. Overview of the new trends in the sector of the issuer's core business

Power industry is one of the largest industries of Russian economy. Energy makes about 10% of GDP of the country. Russian energy takes the fourth place in the world over the productive capacities and production volumes. According to the data of EIA (Energy Information Administration), Russia made 5,7% of world energy output and 9,6% of all productive capacities in 1999.

An open cooperation policy with shareholders was introduced in 1999. the growth of debts was stopped, and the gain made almost 80%. The price advance for the products of industrial enterprises was 2,5 times higher than the tariffs advance on electricity for this consumer group in 1999. the new energy policy provides distribution and marketing reform, increase of energy export, build-up of tariff policy. The working out of the Concept of Restructuring of RAO "UES of Russia" was under way.

The year 2000 marked the growth of energy consumption caused by economical upturn, as well as growth of electricity output. The same year 25 new turbosets with total capacity of 665,8 MWt were put into operation; the first in Russia steam and gas power unit of North-Western TETS with capacity of 450 MWt was put into operation in St.Petersburg. at the meeting of the Government of Russian Federation in

December 2000, the proposals on power industry reforming of Ministry of Economy and Development of Russia, Ministry of Nuclear Power of Russia, State Concern "Rosenergoatom" were reviewed and the project main trends of state policy on power industry reforming was taken as a foundation for further working out, this project was proposed by the Ministry of Economy and Development of Russia. The Regulation of the Government of Russian Federation # 1072 "Actions of the Government of RF in the sphere of social policy and economy modernization for 2000-2001" was adopted. This regulation defines the foreground tasks in reforming of natural monopolies.

By the results of the year 2001 the enterprises of RAO "UES of Russia" Holding increased the level of cash payment for consumed electricity and heat energy by 20% and it made 103% with account of setoff of accumulated debt. The implementation of the programs on cost reduction in subsidiaries and dependent companies of the Holding allowed to reduce expenses by 12,3 billion RUR. Overall, 25 turbosets with total capacity of 1330,2 MWt and 1819,5 km of transmission facilities of 35 kvt were put into operation. The program "5000 MWt" was worked out by RAO "UES of Russia" and the group of independent foreign advisers. Its purpose is to attract foreign and Russian investors to the construction of the most prospective generating capacities. The Government approved the Regulation dd.11.07.2001 # 526 "On Reforming of the power industry of Russian Federation".

It says about the separation the monopolistic types of activity from other activities, introduction of separate accounting at the enterprises of power industry. Further, the Regulation of the Government of RF #1040-r was adopted, it approved the Action Plan for the first stage of reforming. In August, 2001 the Committee on reforming was established at Board of directors of RAO " UES of Russia ". Its composition included representatives of minority shareholders, potential investors, the State and RAO " UES of Russia ". On December, 21 the Government of Russian Federation approved Decision № 881 " On the criteria of transfer of the main transmission lines and objects of the power network economy to the Unified (all-Russian) power network ". According to the Regulation of the Government of RF dd.11.07.2001, the JSC "FNC of UES" (Federal network company managing the unified (all-Russian) power network) and the JSC "SO-CDD of UES" (System operator, performing the dispatch control over the unified power networks of Russia) were established.

Principal facts of the year 2002 in the sphere of reforming were the following:
- adoption by the State Duma of RF in its first regarding a pack of the bills devoted to energy power reforming;
- spending of auctions of electric power in the imitation mode by the NP "ATS" together with JSC "SO-CDD of UES";
- creation of infrastructural institutions in the branch, i.e. the Federal Network Company and the Sysop;
- preparation of a strategy for reforming of RAO "UES of Russia";
- termination of a preparatory stage of reforming of RAO "UES of Russia";
- development and adoption of the basic variant of reforming of JS-energo;
- preparation to implementation of the pilot projects of reforming of JS-energo;
- spending of the first stages of reforming of the scientific and designing complex of RAO "UES of Russia", also of energy repairing and service activities.

By the Resolution of the Government of Russian federation №226 dd. 2 of April 2002 "On the pricing regarding to electric and heat power" the new "Pricing principles" and "Regulations of the State regulation and application of the tariffs on electric and heat power in Russian Federation" were introduced. The Corporate Policy Code was approved by RAO "UES of Russia"..

In September 2002 the non commercial partnership "Administrator of trade system"(NP "ATS" began auctions of electric power in imitation mode. One of the positive tendencies of the year 2002 was approaching of the tariffs to the economic valid, otherwise the level of the cross financing between the groups of consumers reduced.
The Board of Directors of RAO "UES of Russia" approved the base variant for reforming of regional

energy systems, i.e. the RAO "UES of Russia" subsidiaries, also the exit of enterprises belonging to the Holding Company RAO "UES of Russia" from the non profile assets aimed to the expenses minimization relate to the ownership. The Board of Directors of RAO "UES of Russia" approved the decision on termination of participation of RAO "UES pf Russia" in CJSC "CDR FOREM" by way of selling of 75% holding of stock belonging to CJSC "CDR FOREM" to the Non commercial partnership "ATS".

The outgoing growth of costs on production as compared to growth of gain (29,4% and 23,8%) over DZO RAO "UES of Russia" led to reduction of gross profit in 2002 as compared to 2001. The gross profit of JSC-energo in 2002 is less than the profit gained in 2001 by 4,6 billion RUR, over JSC-energo the gross profit fell by 4,5 billion RUR.

On the night of April, 1, 2003 in ten regions of Russia the function of operative - dispatching administration of the Unified Energy System of Russia were transferred from regional dispatching administrations (RDA) of JS –energo to the regional dispatching administrations (RDA) to the subsidiaries of JSC " System operator – CDA UES"

In April 2003 the pack of legislative acts on electric power reforming came into the force including such federal laws as:

- "On electric power" ;

- "On the features of electric power functioning during the transition period and on the modifications in some legal acts of Russian Federation, and on recognition as invalid some legal acts of Russian Federation due to adoption of Federal Law "On electric power";

- "On modifications and amendments to the Federal Law "On the Sate regulation of tariffs on electric and heat power in Russian Federation";

- "On modifications and amendments to the Federal Law "On the Natural monopoly";

- «On modifications and amendments to the second part of the Civil Code of Russian Federation";

- "On modifications of the Federal Law "On energy power saving".

Working group on modification of the Strategy of JSC RAO" UES of Russia " for the years 2003 - 2008 "5+5" created at Board of Directors of RAO " UES of Russia " examined the Program on the Concept of the Strategy of RAO " UES of Russia " for the years 2003 - 2008" 5+5 taking into account the remarks and offers. During first six months of 2003 the process on enhancement and development of the mechanisms for competitive trade within the regulated wholesale market of electric power (capacity) proceeds. According to the existing normative legal documents monthly auctions of the above-planned electric power were spent, the volume of electric power subjects to selling at the auctions amounted 3,1% of the volume of supply to the home market.

Together with JSC"SO-CDA UES of Russia" (System operator – Central Dispatching Administration of Unified Energy System) during first six months of 2003 the trade of electric power over the scheme "Energopul" proceeds, the share of sale for the reporting period increased twice and amounted 1,3% of the total volume of the supply to the FOREM (home market).

The establishment of Unified National Power Network takes place on the base of the Legislation of Russian Federation and under the control of Federal Network Company that received more than 45 thous. km of main-line electrical supply networks, 126 substations and the technological control system.

31.10. 2003 the Board of Directors of RAO "UES of Russia" at the ordinary meeting heard information on the possibility of creation of the territorial generating companies (TGC) by way of co-incorporation by several JS-energo.

Option of creation of TGC by way of co-incorporation implicates its creation as a large operational company at the first stage of JS-Energo reforming. TGC shall be co-incorporated by several JS-energo by way of entering of their generating assets to the authorized capital of the newly created company. Thus it is a possibility at the early stage to create a large operational company whose shareholders will be

incorporated it JS-energo .

According to the Resolution of the Government of RF №643 dd. 24.10.2003 "On the rules of the electric power (capacity) market during the transition period", since November, 1, 2003 at the same time with the regulated sector of the wholesale electric power market (existing Federal wholesale electric power (capacity) market) the competitive sector supposing the trade in hourly volumes of the electric power on free prices is started. Thus in the free sector each manufacturer may offer up to 15 % from the fixed capacity, and each consumer can declare purchase up to 30 % from own scheduled consumption. This sector is available only for the European part of RF and the Urals.

Economic benefit of the free sector of the wholesale electric power market launching is obvious. Densities of electric power supply by heat power plants with rather low industrial expenses has increased, while the supply by "expensive" generating capacities, on the contrary reduced.

Profit of RAO UES from its core business in 2003 made 64,5 billion RUR, up 3,5 times than in 2002. It can be explained by the policy of cost containment, which growth was less than gain from distribution. At the same time the net profit of RAO UES decreased by 9 billion RUR and reached 27 billion RUR. The reduction was due to the fact that in 2003 the payment of some profit tax parts was delayed because of large-scale revaluation of fixed assets.

Early 2004 brought power industry of Russia unlike many other industries negative dynamics that was caused by weather conditions, namely higher temperatures in January of 2004 than in January of 2003. As a result, a decrease of production made 1,6% in January 2004. It is mostly connected with the decrease of heat energy production.

In January 2004 a planned rise in prices for products of power industry took place, however, it was relatively slight. At least the rise in gas and oil industry was much higher. The sizable rise in gas prices at lower tariffs for electricity, can affect the financial condition of the enterprises of the power industry in 2004.

In the beginning of 2004 the competitive energy market developed. 95 consumers signed contracts on joining the trading wholesale market system, 25 of them are not subsidiaries or dependent companies of RAO "UES of Russia".
Share of free market sector in June makes 8,0% of overall value of energy consumption on the territory of the European part of Russia and the Urals, in May this rate was 7,4%.

On 26.03.2004 the Board of Directors of RAO "UES of Russia" approved the principles of establishment of a new organizational structure of the executive body of the Holding RAO "UES of Russia". The new organizational structure of RAO "UES of Russia" assumes three main blocks: Corporative Center (CC), Reforming Control Center (RCC) and Business Units (BU). The Corporative center will have central administrative functions RAO "UES of Russia", the Reforming Control Center (a number of project teams under unified control) is responsible for the work on power industry reforming. The Business Units are the divisions of the executive body of RAO with its own budget and responsibilities for this or that business (the Federal Network System and System Operator in this structure are separate legal entities). The Corporate Center will deal with the cooperation with shareholders, authorities, mass media, strategy and control (for example, strategic course, monitoring over financial results), the Reforming Control Center will deal with the strategy and reform implementation, Business Units – establishment of new companies according to the reform, control over their activity, spreading of the culture, management standards and principle business processes.

The JSC "Kuzbassenergo" is part of unified power system of Russia and the subsidiary joint stock company of JSC RAO "UES of Russia". The power system provides with electricity and heat energy the population and industriesof Kemerovo region. It is situated in South-East of Western Siberia and located on the border between the Western-Siberian Plain and mountains of Southern Siberia. Kemerovo region

spreads from North to South for almost 500 km, from West to East for 300 km. The population on 1.01.2004 was 2897, 4 thous. people.

After large energy consumers of the JSC "Kuzbassenergo" entered FWMEP, the power system became energy surplus company. The competitive market sector "5-15" will be launched in Siberia not earlier than middle 2005. The average tariff for surplus power systems at entry to FWMEP is under review, this tariff in 2004 was 29,6 RUR for the regional energy company.

At such pricing per kilowatt/hour, surplus capacities of Kuzbass power system turned out to be too expensive, that is why FEC did not include them in the balance of energy zone of Siberia and UES of Russia for 2004. The results of such a decision are: the reduction of own energy output at 2,5 billion kWt/h per year and conservation of the equipment about 400MWt. This leads to direct reduction of profit, future decrease of sources over production and social programs. Moreover, the analysis of the work of the JSC "Kuzbassenergo" in October 2003 on the approved by FEC balance for IV quarter ("0" balance cross-flow of energy and power) pointed out a number of technological problems, connected with optimization of operation of the equipment of power stations and observance of contract liabilities in FWMEP in Autumn-Winter period.

Within short period of time "Ground for technological energy output in FWMEP" was prepared, where it was explained the necessity of sale by the Company up to 70 million kWt/h of energy per month. After all co-ordinations the proposals of Kuzbass powermen were taken into account by FEC. In November 2003 the power system supplied FWMEP with 34 million kWt/h at the rate of 9 million RUR. At the 1st quarter 2004 the JSC "Kuzbassenergo" is included in summary electricity balance of USE of Russia as the Supplier with sales volume of 160 million kWt/h. The entry to FWMEP as the Supplier became a great economic and technological success for the regional power system.

The activity of the Issuer in power industry is due to industry-wide trends. The power system had to face with problems of not payment intrinsical to the economic environment at macro level, as well as regional problems only, mainly concerning the relations with the Regional Energy Committee.
In 2000 "the Concept of power system development until 2010" was reviewed. The Regional Energy Committee of Kemerovo region admitted the present Concept (Decision #23 dd.13.06.2000) as necessary and up-to-date, aimed at maintenance and conservation of the present generating capacities reached by the production volumes.

RAO "UES of Russia" approved the Concept as the minimum program on keeping the equipment in working condition. This Concept provides the development of the power system until 2010 and defines new tasks and approaches to solve them:

Economic ground for the necessity of the construction and technical reequipment of the objects of the power system.

Introduction of new technologies including achievements of Russian science and foreign experience.

Maximum energy output using own equipment to cover all possible loads of the regional consumers.

Computerization of technological processes.

Introduction of modern methods of testing the equipment.

In 2002 the power system worked promptly and in accordance with the production balance approved by the Federal Energy Committee and schemes defined by the modes of work of UES of Siberia. Excellent work of the Company provided solvent consumers with reliable, non-stop supplies of energy, heat energy and electricity, and stable passing of autumn-winter period.
In 2002 the rate of performed values was higher in the Company than for all previous years. Last year all planned repair works were rendered regardless non-balanced tariffs in the region, the program on technical reequipment was implemented.

During the year 2002 the Program on Reforming of the Financial Management and Control System was introduced, as well as the Budgeting System and tough control over the budget and accounts receivable. The performed work led to the reduction of account payable over the power system by 300 million RUR.

Along with solving of financial, economic, and production and technical tasks, the Company started modernization in current year, according with main trends of power industry reforming.
Commodity energy output for last 5 years increases due to the increase of electricity consumption and stable rise in energy tariffs. The distribution rate for these years has trend to increase and for last 3 years the rate of distribution is much higher than the rate of commodity output. It means that there is a decrease of accounts receivable over the power system.
The structure of payments for energy changed recently, money component increased.

The year 2003 was the time for large starting devices, which are important not only for the power system but for all Kuzbass. In August the high-voltage transmission line VL-35 was put into operation in Southern power networks, it allowed to electrify the remote village of Ust-Kabyrza in Gornaya Shriya, one of the largest in the district.

On 04.12.2003 turbine R-12-90/30M with capacity of 12 MWt was put into operation at Kuznetskaya TETS as well as boiler #4 with steam capacity of 160 tons/h with boiling set.
On 19.12.2003 the unique for Siberia turbine with vibratory bearings T-115-8,8 with capacity of 115 MWt with generator TF-110-2UZ was put into operation at Southern-Kuzbass GRES. The JSC "Kuzbassenergo" was awarded the title "Russian National Olympus Prize Laureate" in nomination "Fuel and Energy Complex" for the outstanding contribution to the historic development of Russian Federation by the results of the year. "Russian National Olympus Prize" is the main Russian prize, reflecting the great achievements in social and economic, scientific and cultural spheres of Russia.

On 31.03.2004, the Board of Directors of RAO "UES of Russia" approved 49 out of 70 reforming projects for JSC-energo, which were the subject to approval by the authorities of JSC RAO "UES of Russia". In 41 JSC-energo the reforming projects are being implemented. The design group "Repair works" approved the projects on separation of repair works of 70 JSC-energo and 32 JSC-stations. The repair works at 11 JSC-stations will not be conducted. The Board of Directors of RAO "UES of Russia" also approved the projects on separation of repair works of 50 JSC-energo and 20 JSC-stations.

In March 2004 allocation of repairing activity was finished according to the Program on energy repairing activity of JSC "Kuzbassenergo" approved by the Design Group on reforming of energy repairing activities and creation of technological services market of JSC RAO "UES of Russia" dd. 01.07.2003. three subsidiaries were established with 100% participation of the JSC "Kuzbassenergo":

- *JSC "Kuzbassetremont"- competitive energy repairing company, performing repair works in power networks. Registered on 04.03.04*
- *JSC "Engineering and Analytical Center "Kuzbasstekhenergo" – competitive engineering company. Registered on 09.03.04.*
- *JSC "Kuzbass energy repairing company"- competitive energy repairing company, rendering the current and capital repair works of the equipment of the power stations. Registered on 01.03.04.*

The affiliated company Repair Company "Kuzbassenergoremont" was liquidated.
In accordance with the Regulation of the Government of RF, the maximum rise in energy tariffs for 2004 was 13%, it is by 17% lower than the rate necessary for coverage of all production costs, including rise in prices for fuel, user fee, contractors' services, etc. That is why "tough economic regime" was introduced for the energy company, it provides essential reduction of costs, including decrease of costs on repair works, technical reequipment, social sphere. The Company wants to save from 0,5 to 1 billion RUR in 2004.

V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees)

5.1. Information about the structure and competence of the issuer's regulatory bodies

The Company's regulatory bodies are represented by:

- General Meeting of the Company's shareholders is the supreme regulatory body of the JSC "Kuzbassenergo"

- Board of Directors

- Management Board

- Director General

The competence of the General meeting of shareholders of the JSC "Kuzbassenergo" in accordance with the Articles:

Par.10.2 of article 10. The General meeting of the shareholders of the Company (extract from the Articles of the JSC "Kuzbassenergo")

The competence of the General meeting of the Company includes the following issues:

1) putting changes and amendment to the Company's Articles or adoption of the Company's Articles in a new edition;

2) reorganization of the Company;

3) liquidation of the Company, appointment of a liquidation committee and adoption of the intermediate and final liquidation balance sheets;

4) determination of number, nominal value, category (type) of the declared stocks and rights granted by these shares;

5) increase of the authorized capital of the Company through an increase of the nominal value of shares or through an additional floatation of shares;

6) decrease in the authorized capital through a decrease in the nominal value of shares, through an acquisition by the Company of a part of the shares in an effort to decrease their total amount, and also through redemption of these shares acquired and bought out by the Company;

7) splitting and consolidation of the company's shares;

8) adoption of a decision on floatation by the Company of bonds subject to convert into shares and others issuing securities subject to convert into shares;

9) election of members of the Board of Directors and early termination of their powers;

10) election of members of the revision committee of the Company and early termination of their powers;

11) approval of the Auditor of the Company:

12) adoption of a decision on powers transfer of the Corporate executive body to the management company (manager);

13) approval of annual reports, annual accounting statements including the Company's profit and loss accounts, as well as distribution of profits (including payment (announcement) of dividends except for profit distributed as dividends based on the results of the first quarter, six months, nine months of the fiscal year) and losses of the Company in the fiscal year;

13.1.) payment (announcement) of dividends based on the results of the first quarter, six months, nine months of the fiscal year;

14) determination of the procedure of holding of the General Meeting of Shareholders;

15) making decisions about approval of transactions in the cases provided by art. 83 of the Federal law "On joint stock companies";

16) making decisions about approval of major transactions in the cases provided by art. 79 of the

Federal law "On joint stock companies";
17) making decisions on participation in holding companies, financial and industrial groups, associations and other consolidated business entities;
18) adoption of internal documents regulating activities of the Company's authorities;
19) making decisions on payment to the members of the Revision Committee of the Company of remuneration and / or reimbursement ;
20) making decisions on payment to the members of the Board of directors of the Company of remuneration and / or reimbursement ;
21) making decisions on the other questions provided by the federal Law " On Joint stock companies".

The competence of the Board of Directors of the JSC "Kuzbassenergo" in accordance with the Articles of the Company:

Par.15.1 of article 15. The Board of Directors of the Company (extract form the Articles of the JSC "Kuzbassenergo")

The competence of the Board of Directors of the Company includes the following issues:

1) defining the priority trends in the activity of the Company;
2) *calling regular (annual) and non-regular Meetings of the shareholders of the Company's unless otherwise provided by clause 14.8 of article 14 this present Articles and announcement on the date of holding of the new general meeting of shareholders of the company instead of frustrated due to lack of quorum.*
3) *approval of the agenda of the General Meeting of Shareholders of the Company;*
4) appointment of the secretary of the General Meeting of Shareholders of the Company:
5) *fixing the date of drawing a list of persons that are entitled to participate in the General Meeting of Shareholders and other issues that are related to preparation and holding of the General Meeting of Shareholders;*
6) *submitting issues envisaged by subparagraphs 2, 5, 7, 8, 12-19 of paragraph 10.2 of article 10 of this present Articles for discussion of the General meeting of shareholders;*
7) *deciding on floatation of bonds and other issued securities by the Company except the cases provided by the Federal Law "On Joint Stock Companies" and by the Articles;*
8) *endorse decisions to issue securities, securities issue prospectuses, securities issue summary reports, securities issuer's quarterly reports; approve a share acquisition summary report*;
9) *determine the value (money valuation) of property, placement and buy-out price of issue securities in the cases specified by the Federal Law on Joint-Stock Companies, also in the cases provided by the subparagraphs 21,39 of paragraph 15.1 of the present Articles ;*
10) *acquire shares, bonds and other issue securities placed by the Company, in the cases specified by the Federal Law "On Joint-Stock Companies";*
11) alienation (disposal) of the Company's shares at the Company's dispose due to their purchase or buy-out from the shareholders by the company;
12) *appointment of Director General* and *early termination of his powers*;
13) election of members of the Management board of the Company and early termination of their powers; making decisions on payment to the members of the Management board of the Company of remuneration and / or reimbursement
14) *making recommendations to the General Meeting of Shareholders concerning the amount of remunerations and compensations to be paid to the members of the Company's Revision Committee; setting the amount of the auditor's fees for his services*;
15) *make recommendations as to the amount of dividends for shares and procedure of dividend payment*;
16) *approval of the Company's internal documents determined a procedure of forming and using the Company's funds*;
17) decision making on the company's funds using; approval of the budget for the assets using over the special funds; examination of the budget fulfillment on the assets using over the special funds;
18) *endorse the Company's internal documents, except for internal documents which are to be endorsed by the general meeting of shareholders of the Company also the other internal documents which are to be endorsed by the executive bodies of the Company.*

19) approval of annual (quarterly) business-plan and of report on its lay-out, also approval (correction) of the control features cash flow (budget) of the Company and /or approval (correction) of cash flow (budget) of the Company;
20) creation of subsidiaries, opening of representation offices and their liquidation
20.1) making respective changes in the Company's Articles concerning creation of the subsidiaries, opening of the representative offices of the Company (including changes of information on full company's name and location of subsidiaries and representative offices of the Company) and their liquidation;
21) *deciding on the Company's participation in other organizations (including co-ordination of the chartered documents and candidates to the management bodies of the newly creating companies), market share changing (share's number, share size), charge of shares and stocks, termination of the Company's participation in other organizations.*
22) defining a credit policy of the Company concerning the granting of loans, credits, guarantees and bails, liabilities under the bills (issue of promissory note and transfer note), transfer of the property to the pledge and decision making on the Company's transactions in the cases when the procedure of decision making is not provided by the credit policy of the Company;

23) endorse major deals in the cases provided by Chapter X, Federal Law "On Joint Stock Companies";
24) endorse transactions in the cases provided by Chapter XI, Federal Law "On Joint Stock Companies";
25) *approval of the Company's registrar and terms and conditions of the contract with him, also cancellation of the contract with him*;
26) election of the Chairman of the Board of Directors of the Company and early termination of his powers;
27) election of the deputy Chairman of the Board of Directors of the Company and early termination of his powers;
28) election of the Secretary of the Board of Directors and early termination of his powers;
29) *preliminary approval of resolutions on the Company entering into deals connected with the gratuitous alienation of the property of the Company or interests (demands) to itself or to the third parties; deals connected with exemption from the property liabilities before himself or before the third party; deals connected with gratuities rendering of services (works) by the Company to the third parties in the cases (amounts) determined by a separate procedure established by the Board of Directors, decision making on the transactions subject to making by the Company in the case when the aforementioned cases (amounts) are not defined;*
30) decision making on the powers termination of the management company (manager);
31) decision making on appointment of the Acting as General Director and Members of the Management Board in the cases provided by paragraphs 19.11 and 19.12 of the Articles;
32) bringing to disciplinary liability of the Director General of the Company and members of the Management Board, also their incentive according to the labor code of Russian Federation;
33) examination of the General Director's reports on the Company's activity (including fulfillment of his duties), also fulfillment of the decisions adopted by the General meeting of Shareholders and by the Board of Directors of the Company;
34) approval of the cooperation of the Company with the organizations where the company is interested;
35) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain"..

a) *on determining the agenda of a general shareholders meeting (Members) of the SDC;*
b) *on reorganizing, liquidation of the SDC;*
c) *on determining the number of directors on the Board of Directors of a SDC, nominating and electing its members and early termination of their terms of office*;
d) *on determining the quantity, nominal value, class (type) of the declared shares of SDC and rights conferred by these shares*;
e) *on increasing the authorized capital of the SDC by increasing the nominal value of shares or placing additional shares*

f) *on placing SDC securities convertible into ordinary shares;*
g) *on splitting, consolidating the shares of the SDC;*
h) *on approving major deals made by SDCs;*
i) *on participation of SDC s in other organizations (on joining an operating organization or establishing a new organization) as well as on acquiring, alienating or encumbering shares and units in the authorized capitals of organizations in which the SDC is a member, and on changing the unit in the authorized capital of the respective organization;*
j) *on making deals by the SDC (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;*
k) on making changes and amendments to the chartered documents of SDC;
l) on determining the procedure of remuneration's payment to the members of the Board of Directors and Revision Committee of SDC;

36) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain":
a) *on determining the position of SDC representatives on items of agendas of general shareholders meeting (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs, concerning the making (approval) of deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;*
b) *on determining the position of SDCs representatives on items of agendas of general shareholders meetings of (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs that are engaged in the production, transmission, dispatching, distribution and sale of electricity and heat, on reorganization, liquidation, and increase of the authorized capital of such companies by increasing the nominal value of the shares or by placing additional shares, and placing of securities convertible in ordinary shares*

37) *preliminary approval of decisions of resolutions on the Company entering into:*
a) *deals with the Company's non-circulating assets constituting 10 to 25% of the balance sheet value of those assets as of the date of the decision to make such a deal;*
b) *deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) determined by a separate procedure established by the Board of Directors of the Company;*
38) decision making on the Company entering into deals that constitutes fixed assets or incorporeal assets of the Company constituting 5-25% of the balance sheet value of the fixed assets of the Company as for the date of the decision to make such a deal;
39) approval of nominees subject to election to the post of Sole executive body, other management bodies, supervision bodies, also candidate of the auditor of the companies, whose shares and units are held by the Company, intended to production, , transmission, dispatching, and distribution of electricity and heat , also repair and maintenance;
40) defining of insurance guarantees including approval of the Insurer of the Company;
41) approval of the independent valuator (valuators) of the company intended to define the value of shares, property and other fixed assets of the company in the cases provided by the Federal Law "on Joint Stock Companies, by the Articles, also by separate decisions of the Board of Directors of the Company;
42) other questions included in the competence of the Board of Directors by the Federal Law "On Joint Stock Companies" and by the Articles.
43) preliminary approval of collective agreement and other agreements made by the Company within the social-labor relations regulating;

44)approval of a candidate of the Financial consultant whose attraction is obligatory according to the Federal Law "On securities market".

The competence of the Sole and Corporative Executive Bodies of the JSC "Kuzbassenergo" according to its Articles:

Management of the current activity of the Company is in the competence of the Sole executive Body, i.e. Director General and of the Corporate Executive Body, i.e. Management Board of the Company.

par.,20.2 of article 20. The Management Board of the Company (extract from the Articles of the JSC "Kuzbassenergo")

The competence of the Management Board of the Company includes:

- decision making on the issues related to the competence of the superior management bodies of the SDC 100% (one hundred) of the authorized capital in which is owned by the Company (according to the subparagraphs 37 and 38 of paragraph 15.1 of this Articles);

- preparation and submitting for consideration of the Board of Directors the reports on financial and economic activity of SDC, 100% (one hundred) of the authorized capital in which is owned by the Company;

- development and submitting for consideration to the Board of Directors the long-term plan of the main activity areas of the Company;

- preparation of annual (quarterly) business-plan and report on its lay-out, also approval (correction) the cash flow (budget) of the Company, in case if the Board of Directors of the Company did not approve the cash flow (budget) of the Company;

- preparation of report on financial and economic activity of the Company, on fulfillment by the Management Board of resolutions adopted by the General meeting of shareholders and by the Board of Directors of the Company;

- approval of education and professional development plans and actions for the employees of the Company;

- setting the social benefits and insurances for the employees of the Company;

- making decision on the entering into deals which subject are the property, works and services with constituting from 1 to 5% of the balance sheet value of the fixed assets of the Company defined as for the date of such a decision making (except for the cases provided by subparagraphs 39, 40 of paragraph 15.1 of the Articles);

-examination of reports on the results of the approved plans lay-out, also the programs, directions, report's examination, documents and other information on the company's activity and its subsidiaries and affiliated companies made by the deputy directors general, heads of the organization departments of the company;

- decision making on other issues concerning daily activity of the Company in accordance with resolutions of the General meeting of the Company, the Board of Directors, also the issues submitted for consideration to the Management Board by the Director General of the Company.

Par.21.2 of article 21. The Director General of the Company (extract from the Article of the JSC "Kuzbassenergo")

The competence of the Director General of the Company includes all the issues of the control over the current activity of the Company, except for the issues concerning the competence of the General meeting of shareholders, the Board of Directors and the Management Board of the Company.

Par.21.3 of article 21. The Director General of the Company (extract from the Article of the JSC "Kuzbassenergo")

The Director General acts with no power of attorney on behalf of the Company, taking into account the restrictions provided by the present legislation, this Articles and the decisions of the Board of Directors:
- provides implementation of the activity plans of the Company obligatory to its tasks decision;

- organizes accounting process and reporting in the company;
- disposes of the Company's property, enters into the deals on behalf of the Company, grants powers of attorney, opens settlement accounts and other accounts of the Company in banks, other credit institutions (also in the cases provided by the current legislation in the institutions whish are the professional participants s of the securities market);
- issues orders, approves (accepts) instructions, local normative acts and other internal documents of the Company over the issues under his competence, gives instructions which are compulsory for execution by all the Company's staff;
- approves the Provisions on the subsidiaries and representative offices of the Company;
- approves the principal structure of the executive body of the Company;
- according to the principal structure of the executive body of the Company approves the staff list and official salary of the Company's labor staff;
- accomplishes his rights and duties as employer toward the labor staff of the Company provided by the labor legislation in force;
- carries out the functions of the Chairman of the Management board of the Company;
- distributes duties between the deputies Director General;
- submits for consideration of the Board of Directors the reports on financial and economic activity of subsidiaries and affiliated companies which shares (units) are in the property of the Company; also information on other companies where the Company has his interest except for the cases provided by subparagraph 2), paragraph 20.2, article 20 of this Articles;
- not later than forty-five (45) days before the date of the annual general shareholders meeting of the Company, submits the Company's annual report, balance of accounts, profit and loss statement, profit and loss distribution for the consideration of the Company's Board of Directors;
- makes decisions on other issues related to the current daily activity of the Company except the issued within the competence of General meeting of shareholders of the Company, the Board of Directors and the Management Board of the Company.

The Corporate Conduct (management) Code is not approved in the JSC "Kuzbassenergo", thus in its relations with the shareholders the JSC "Kuzbassenergo" is guided by the Corporate Governance Code of JSC RAO "UES of Russia" approved by the resolution of the Board of Directors of JSC RAO "UES of Russia" (minutes №104 dd. 09.11.2001).

5.2. Information about members of the issuer's management bodies
Board of Directors:

The Board of Directors of the JSC "Kuzbassenergo" was elected by the decision of the annual General meeting on 24.06.2004:

The Chairman of the meetings of the Board of Directors before the election of the Chairman of the Board of Directors of the JSC "Kuzbassenergo": ***Vagner Andrey Alexandrovich***
Date of birth: ***1957.***
Education: ***higher***
Experience for the last 5 years
Period: ***1998 - 2000.***
Institution: ***JSC "Kuzbassenergo".***
Post: ***First deputy director general***
Period: ***2000 - 2004***
Institution: ***RAO "UES of Russia"***

Post: ***Chief of the Department on electric plants***
Period: ***2004- present time***
Institution: ***RAO "UES of Russia"***

Post: ***Deputy managing director of Business unit №2 .***
Share in the authorized capital of the Issuer: ***0,027 %.***
Share in subsidiaries/dependent companies of the Issuer : ***none***

The member of the Board of Directors of the following companies:

1. ***JSC "Novocherkasskaya GRES": the Chairman of the Board of Directors, elected on 18.05.2004;***
2. ***JSC "Ryazanskaya GRES": member of the Board of Director, elected on 18.05.2004;***
3. ***JSC "Cherepetskaya GRES": member of the Board of Director, elected on 19.05.2004;***
4. ***JSC "Kirishskaya GRES": the Chairman of the Board of Directors, elected on 18.05.2004;***
5. ***JSC "Managing Company Volzhsky hydraulic power system": member of the Board of Director, elected on 08.06.2004***
6. ***JSC "Berezovskaya GRES", Chairman of the Board of Directors since 10.06.2004;***
7. ***JSC "Permskaya GRES": member of the Board of Director, elected on 16.04.2004;***

Bolshakov Andrey Nickolaevich
Date of birth: ***1955***
Education: ***higher***
Experience for the last 5 years:
Period: ***1998-2002***
Institution: ***Ministry of Russian Federation on nuclear power***
Post: ***Consultant***

Period: ***2002 – present time***
Institution: ***Joint Stock Company "SCEC"***
Post: ***Deputy chief of Department on strategy development***

Share in the authorized capital of the Issuer: ***none***
Share in subsidiaries/dependent companies of the Issuer : ***none***

Kozhura Ruslan Viacheslavovich
Date of birth: ***1963***
Education: ***higher***
Experience for the last 5 years:
Period: ***1999 – present time***
Institution: ***International methodological association.***
Post: ***Senior research assistant, science secretary***

Period: ***1999 – present time***
Организация: Moscow ***Московский Physicotechnical Institute (State University).***
Post: **Senior law chair member**

Period: ***1999 – present time***
Institution: ***Moscow city Bar***
Post: ***Advocate***

Share in the authorized capital of the Issuer: ***none***
Share in subsidiaries/dependent companies of the Issuer : ***none***

Posts taken in the management boards of the other legal entities

Date of post taking	Full company's name, address.	**Post**
02.08.1999	Auditing company "AUDIT Plus" 109004, office 5, 61/2, Zemlyanoy val St., Moscow	Chairman of the Board of Directors
24.07.2000	National Union of Consultants and Auditors 107045, 2/6, Kolokolnikov per., Moscow	Member of the Council, Chairman of the Committee.
22.11.2003	Moscow Advocatory Chamber 121205, 36/9, Novy Arbat.	Chairman of the Revision Committee
03.03.2004	JSC PRP "Omskenergoremont" 644040, 1, Gubkina prospect, Omsk	Member of the Board of Directors
29.03.2004	JSC "Orlovskaya energy managing company" 302030, 2, Mira square, Orel	Member of the Board of Directors
29.03.2004	JSC "Orlov Sales Company" 302030, 2, Mira square, Orel	Member of the Board of Directors
13.05.2004	JSC "Production-repair enterprise" 672090, 23, Profsouznaya St., Chita, Russian Federation	Member of the Board of Directors
01.06.2004	CJSC "LuTEK" 692001, pos. Luchegorsk, Pozharsky district, Primorsky region	Member of the Board of Directors
03.06.2004	JSC "Dalenergo" 690600, 19, Tigrovaya St., Vladivostok, Primorsky region	Member of the Board of Directors
10.06.2004	JSC "Tulenergo" 300600, 99, Timiryazeva St., Tula	Member of the Board of Directors
11.06.2004	JSC "Amurenergo" 675000, 28, Shevchenko St., Blagoveshchensk, Amursk region	Member of the Board of Directors

Mazikin Valentine Petrovich
Date of birth: ***1945.***
Education: ***higher***
Experience for the last 5 years
Period: ***1998-1998***
Institution: ***Kemerovo regional administration***
Post: ***Deputy Governor of Kemerovo region for coal industry***

Period: ***1998 - 2001.***
Institution: ***Kemerovo regional administration***
Post: ***First Deputy Governor of Kemerovo region for fuel and energy complex***

Period: ***2001 – present time.***
Institution: ***Kemerovo regional administration***
Post: ***First Deputy Governor of Kemerovo region***
Share in the authorized capital of the Issuer: ***none***
Share in subsidiaries/dependent companies of the Issuer : ***none***

Negomedzyanov Alexander Alexandrovich
Date of birth: ***1952.***
Education: ***higher***
Experience for the last 5 years
Period: ***1998-1999***
Institution: ***RAO "UES of Russia"***
Post: ***First Deputy Chief of the Department of energy distribution and user's fee***

Period: ***1998 - 2000.***
Institution: ***RAO "UES of Russia"***
Post: ***Acting Chief of the Department of energy distribution and user's fee***

Period: ***2000 – present time.***
Institution: ***RAO "UES of Russia"***
Post: ***Chief of the Department of user's fee***
Share in the authorized capital of the Issuer: ***none***
Share in subsidiaries/dependent companies of the Issuer : ***none***

Nikiforov Nikita Viktorovich
Date of birth: ***1978.***
Education: ***higher***
Experience for the last 5 years
Period: ***1999-2001***
Institution: ***Federal fund on small business support, Moscow***
Post: ***Legal adviser of the legal department***

Period: ***2001 - 2002.***
Institution: ***Federal fund on small business support***
Post: ***Deputy Chief of the Legal Department***

Period: ***2002 – 2002***
Institution: ***RAO "UES of Russia"***
Post: ***Leading expert of the Department of analysis and control over Corporate Policy***

Period: ***2002 – 2003***
Institution: ***"Technologies of Corporate Management", ltd., Moscow***
Post: ***Consultant of the Department of legal consulting***

Period: ***2003-present time***
Institution: ***"Technologies of Corporate Management", ltd., Moscow***
Post: ***Chief of the Department of legal consulting***

Period: ***2004 – present time***
Institution: ***Fund "Institute of professional Directors", Moscow***
Post: ***Adviser on legal issues***

Share in the authorized capital of the Issuer: ***none***
Share in subsidiaries/dependent companies of the Issuer : ***none***

Novikov Nikolay Valentinovich
Date of birth: ***1936.***
Education: ***higher***
Experience for the last 5 years
Period: ***1997-2000***
Institution: ***RDD of Ural***
Post: ***Leading expert***

Period: ***2000 - 2001.***
Institution: ***The representative office of RAO "UES of Russia" "Uralenergo"***
Post: ***Leading expert***

Period: ***2001 - 2002.***
Institution: ***The representative office of RAO "UES of Russia" "Uralenergo"***
Post: ***Leading specialist***

Period: ***2002 - 2003.***
Institution: ***The representative office of RAO "UES of Russia" "Uralenergo"***
Post: ***Adviser of the Director General on the work of the Board of Directors***
Period: ***2003 – present time***
Institution: ***Fund "Institute of professional Directors"***
Post: ***Adviser***
Share in the authorized capital of the Issuer: ***none***
Share in subsidiaries/dependent companies of the Issuer : ***none***

Parkhomuk Olga Viktorovna
Date of birth: ***1963.***
Education: ***higher***
Experience for the last 5 years

Period: ***2000 - 2003.***
Institution: ***The representative office of RAO "UES of Russia" on control over joint stock companies of Siberian part of Russia "Sibirenergo", Krasnoyarsk***
Post: ***Leading legal adviser, Adviser on the work of Boards of Directors***

Period: ***2003 – present time***
Institution: ***Fund "Institute of professional Directors", Moscow***
Post: ***Adviser***
Share in the authorized capital of the Issuer: ***none***
Share in subsidiaries/dependent companies of the Issuer : ***none***

Platonov Vladimir Yurievich
Date of birth: **1959.**
Education: **higher**
Experience for the last 5 years:
Period: ***1998 – 2004***
Institution: ***RAO "UES of Russia".***
Post: ***Deputy Chairman of the Management Board – Head of economic security and regime Department***

Period: *2004- present time*
Institution: *RAO "UES of Russia"..*
Post: *Member of the Management Board*
Share in the authorized capital of the Issuer: ***none***
Share in subsidiaries/dependent companies of the Issuer : ***none***

Khromov Sergey Leonidovich
Date of birth: **19.**
Education: **higher**
Experience for the last 5 years:
Period: *2000 – 2000*
Institution: *SDPE of the Department of Justice of RF over Kemerovo region*
Post: *service in criminal executive system*

Period: *2001-2002*
Institution: *"Kuznetskugletrans", ltd. , Kemerovo*
Post: *Chief executive*

Period: *2001-2003*
Institution: *CJSC "Northern Kuzbass firm"*
Post: ***Chief of home sales department, Chief of the sales and procurement division of the Department of sales and procurement of coal; Chief of the Department of home sales of the Direction of sales and procurement of coal; Chief of the department of sales steam coal of the Direction of sales in home market and the former Soviet republics.***

Period: *2003- present time*
Institution: *Branch of JSC "Siberian Coal Energy Company" in Leninsk-Kuznetsky.*
Post: *Deputy Sales Manager, Adviser of the Director General, Deputy Director General for sales.*
Share in the authorized capital of the Issuer: ***none***
Share in subsidiaries/dependent companies of the Issuer : ***none***

Shumilov Alexandeer Alexandrovich – deputy Chairman of the Board of Directors
Date of birth: *1967*
Education: ***higher***
Experience for the last 5 years:

Period: *1998-1999*
Institution: *"Test", ltd. (Novgorod)*
Post: *Deputy Director*

Period: *1999-2000*
Institution*: Administration of N. Novgorod*
Post: **Assistant of the deputy Head of Administration, chief of the chamber of the deputy Head of Administration (leading municipal post of the 3rd group).**
Period: *2000-2001*
Institution*: LTD. "Firm Toner" (Novgorod)*
Post: *Commercial Director*

Period: *2001-2003*
Institution*: JSC "Nizhnovenergo"*
Post: **Deputy General Director on reforming and property.**

Period: *2003- present time*
Institution: *"MDM Group"/ ZAO "SUEC"/ ZAO"HC "SUEC / JSC "SUEC"*
Post: **Deputy Director of department on the strategy of energy complex of JSC "SUEC" ..**
Share in the authorized capital of the Issuer: ***none***
Share in subsidiaries/dependent companies of the Issuer : ***none***

Post taken at the moment in the management boards of the other legal entities on 01.07.2004:

Date of post taking	Full company's name, address	**Post**
June 2004	JSC "Buryatenergo" 670034, 28, 50-letiya Oktyabrya prospect, Ulan-Ude	Member of the Board of Directors
June 2004	JSC "Yakutskenergo" 677000, 14, Popova St., Yakutsk, The Sakha republic (Yakutiya)	Member of the Board of Directors
June 2004	JSC "Kirovenergo" 610601, 51, Drelevskogo St., Kirov	Member of the Board of Directors
June 2004	JSC "Khabarovskenergo" 680000, 49, Frunze, Khabarovsk	Member of the Board of Directors
June 2004	JSC "Orelenergo" 302030, 2, Mira square, Orel, Russia	Member of the Board of Directors
June 2004	JSC "Novgorodenergoservice" 173021, 59B, Nekhinskaya St., V.Novgorod	Member of the Board of Directors
June 2004	JSC "Production-Repair Enterprise – Stations" 137, Kalinina St., Blagoveshchensk, Amursk region. (JSC "Amurenergo")	Member of the Board of Directors

Sole and corporate management bodies of the Issuer and authorities of the managing issuer.
The Sole executive body of the issuer also the members of the corporate executive body of the issuer:
Mikhailov Sergey Nickolaevich
Date of birth: ***1959***
Education: ***higher***
Experience for the last 5 years:
Period: ***1997-1999***
Institution: ***JSC Bank "Alemar"***
Post: ***President***

Period: ***1999 - 2000***

Institution: *JSC "Kuzbassenergo"*
Post: ***External manager***

Period: *2000 - 2000*
Institution: *JSC "Kuzbassenergo"*
Post: *Acting Director General*

Period: *2000 – present time*
Institution: *JSC "Kuzbassenergo"*
Post: *Director General*.
Share in the authorized capital of the Issuer: none
Share in subsidiaries/dependent companies of the Issuer : ***none***

Grebennikov Alexey Antonovich
Date of birth: *1939*
Education: ***higher***
Experience for the last 5 years:
Period: *1998-1998*
Institution: *JSC "Kuzbassenergo"*
Post: *Interim manager*

Period: *1998 – 2001*
Institution: *JSC "Kuzbassenergo"*
Post: *First Deputy Director General*

Period: *2001 – present time*
Institution: *JSC "Kuzbassenergo"*
Post: *First Deputy Director General on general issues*
Share in the authorized capital of the Issuer: **none**
Share in subsidiaries/dependent companies of the Issuer : ***none***

Ivanov Boris Ivanovich
Date of birth: *1960*
Education: ***higher***
Experience for the last 5 years:
Period: *1998 –1999*
Institution: *JSC "Kuzbassenergo"*
Post: **Director on fuel and maintenance supply.**

Period: **1999 – present time**
Institution: **JSC "Kuzbassenergo"**
Post: **Deputy Director General on fuel supply.**
Share in the authorized capital of the Issuer: **none**
Share in subsidiaries/dependent companies of the Issuer : ***none***

Erofeev Alexander Kuprianovich
Date of birth: *1959*
Education: ***higher***
Experience for the last 5 years:

Period: *1998-1999*
Institution: ***Fund of Implementation of the Federal Program on social and economic development of the republic of Buryatiya***
Post: ***President***

Period: ***1999-2000***
Institution: ***JSC "Selenga" (plant producing automatic washing mashings)***
Post: ***President***

Period: ***2000 - 2000.***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Assistant of director general on accounts receivable***

Period: ***2000 - 2001.***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy Director General on accounts receivable - Head of the marketing and investment planning department***

Period: ***2001 - 2002.***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy Director General for accounts receivable and restructuring***

Period: ***2002 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy Director General for corporate governance.***
Share in the authorized capital of the Issuer: ***none***
Share in subsidiaries/dependent companies of the Issuer : ***none***

Lavrov Alexander Mikhailovich
Date of birth: ***1950***
Education:***higher, Doctor of Economics, Corresponding Member of West-Siberian Department of Academy.***
Experience for the last 5 years:
Period: ***1997-2001***
Institution: ***Kemerovo regional Administration***
Post: ***Deputy Governor on economy and finance***
Period: ***2001-2002***
Institution: ***Representative office of LTD. "Elke Trading", Kemerovo***
Post: ***General manager on projects in the Kuzbass***
Period: ***2002-2004***
Institution: ***Kemerovo State University***
Post: ***Head of the marketing department***

Period: ***2004 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Deputy Director General on finance and economic***
Share in the authorized capital of the Issuer: none
Share in subsidiaries/dependent companies of the Issuer : ***none***

Petrov Leonid Prokhorovich

Date of birth : *1961*
Education: ***higher***
Experience for the last 5 years:
Period: *1998-2004*
Institution: *"Energosbyt" subsidiary of JSC "Kuzbassenergo"*
Post: *Deputy Director ..*

Period: *2004 – present time*
Institution: *JSC "Kuzbassenergo"*
Post: *Deputy Director General on supply, Director of the subsidiary "Energosbyt" ..*
Share in the authorized capital of the Issuer: none
Share in subsidiaries/dependent companies of the Issuer : ***none***

Gretsinger Yury Alexandrovich
Date of birth: *1953*
Education: ***higher***
Experience for the last 5 years:
Period: *1998 – 2004*
Institution: *JSC "Kuzbassenergo"*
Post: *deputy Director General on capital construction*

Period: *2004 – present time*
Institution: *JSC "Kuzbassenergo"*
Post: *deputy Director General on production, Technical Director*
Share in the authorized capital of the Issuer: **none**
Share in subsidiaries/dependent companies of the Issuer : ***none***

Mikhailov Sergey Nickolaevich is the Sole executive body of the issuer

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer

Over the results of the year 2003 the amount of income paid to the members of the Board of Directors of the JSC "Kuzbassenergo" (except for income of the Director General) was 643 006 RUR (six hundred forty three thousand six) including remuneration for participation - 643 006 RUR.

In accordance with Regulations on payment of compensation and remuneration to the members of the Board of Directors approved by the general meeting of shareholders of the Company, dd. 02.06.2003, remuneration to the members of the Board of Directors shall be paid in the following order:

1. for participation at the meeting of the Board of Directors (regardless the form) to the member of the Board of Directors of the company in sum of five times over minimal month rate of employer of 1st grade, fixed by branch tariff agreement for the day of the meeting of the Board of Directors holding .

2. If the general meeting of shareholders approved a decision on dividend payment on the equities of the company over the results of the financial year (or over results of the 1st quarter/ six months/ nine months) to the member of the board of Directors shall be paid a remuneration, which amount shall be calculated according to the amount declared by the company dividends on equities and quantity of meetings where the member of the Board of Directors took part.

Remuneration's amount paid to the Chairman of the Board of Directors shall be increased to 50%.

Besides, all travel expenses shall be paid as compensation to the member of the Board of Directors.

By the results of the first six months of the year 2004, remuneration in sum of 841 197 (eight hundred forty one thousand one hundred ninety seven) was paid to the members of the Board of Directors of the JSC "Kuzbassenergo" (except for the compensation paid to the Director General of the Company).

The members of the Management Board (except for the income of the Director General) for 2003 were paid 9 469 553 RUR (nine million four hundred sixty nine thousand five hundred fifty three), including:
Salary – 8 673 081 RUR.
Remuneration for participation - 337 626 RUR.
Material provision – 458 846 RUR.
Income of members of the Management Board is formed from the income of the stuff employees of JSC "Kuzbassenergo", also remuneration defined according to the labor contract concluded with the member of the Management Board. Labor contract is in accordance with the "Resolution on the Management Board of the Kuzbass open joint stock company of energy and electrification" approved by the general meeting of shareholders of JSC "Kuzbassenergo" dd. 21.06.2002 on behalf of the Company shall be signed by the Chairman of the Board of Directors or by the person authorized by the Board of Directors of the Company.
Provisions of the labor contact shall be defined by the Board of Directors or by the person authorized by the Board of Directors of the Company to subscribe the labor contract.
Monthly remuneration equal to 10% of the official salary shall be paid to the member of the Management Board.
Remuneration's amount shall be increased by the actual growth of the consumer's costs rate in accordance with the sectoral tariff agreement.
Member of the Management Board may be additionally encouraged according to the procedure and on the terms approved by the Board of Directors of the Company.
By the results of the first six months of the year 2004 the members of the Management Board were paid 6 655 617 RUR, including:

- *salary – 3 342 151 RUR;*
- *premium – 2 469 778 RUR;*
- *remuneration– 192 757 RUR;*
- *compensation - 650 931 RUR..*

5.4. Information about the structure and capacity of the units of control over the issuer's financial and economic activities

To exercise control over financial and economic activities of the Company the General meeting of shareholders elects the Revision Committee of the Company until the next meeting is held.

The number of members of Revision Committee is 5 (five) persons.

The competence of the Revision Committee of the Company (according art. 22 "Revision committee and the Company's Auditor" of the Articles of JSC "Kuzbassenergo" is the following:

- *endorsement of data adequacy contained in the annual report, accounting report, profits and losses account of the Company;*
- *analysis of financial situation of the Company, reveal of the Company's financial situation improvement reserve and recommendations for the Management Bodies of the Company;*
- *control and analysis of adequacy and completeness of the Company's auditor review;*
- *supervision (revision) of financial and economic activity of the Company, i.e.:*
- *supervision (revision) of financial, accounting, payment and account documents of the Company concerning the Company's financial and economic activity in order to check out its compliance with the RF legislation, with Articles, internal and other documents of the Company;*
- *control over the safety and using of the fixed assets;*

- *control over the compliance of the fixed order of debt amortization of insolvent debtors on the Company's losses;*
- *control over the Company's cash assets outlay in accordance with the approved business-plan and budget of the Company;*
- *control over forming and using of the reserve and other special funds of the Company;*
- *check-out of accuracy and timeliness of the Company's share dividends to be charged and paid, also the bonds interests and other securities profit;*
- *check-out of execution of the earlier issued orders to eliminate violations and defects revealed by the previous check-out (revisions);*
- *approval of the data adequacy and completeness on the interest (absence of interest) of member of the Board of Director, also the person executing the Sole executive Body authorities including the management company or a manager, member of the Management Board in transactions provided by the art. XI of Federal Law "On Joint Stock Companies";*
- *other activities (actions)concerning the check-out of financial and economic activity of the Company;*

Department on control and analysis and Service on economic and informational security and procedures are the apparatus of the executive body of the Company exercising internal control.

Department on control and analysis carries out the supervision according to the annual schedule of the complex check-out execution approved by the Director general; but the annual plan for the Service on economic and informational security and procedures is subject to approval of the deputy director general on security

Deputy director general on corporate governance and deputy director general on security of issues exercise the plan fulfillment supervision.

In 2003 the Department on internal audit conducted complex revisions of financial and economic activities at 5 subsidiaries (Southern-Siberian GRES; Novo-Kemerovskaya TETS; Western power networks; Northern power networks; Department on heat networks). The department on internal audit conducted the principle check-up at 6 subsidiaries on different issues:
- *Kuzbassenergosnabkomplekt – legitimate referring the costs to the expenditures of the subsidiary;*
- *Repair enterprise "Kuzbassenergoremont" - legitimate referring the costs to the expenditures of the subsidiary;*
- *Petrovskaya TETS and Northern power networks – the discharge of the conducting of repair works and capital repair works;*
- *Energosvyaz – costs on telecommunication analysis;*
- *West-Siberian TETS – discharge of the stocks of materials and capital equipment*

The security service on preservation of inventory holdings and stealage averting checked all the network subsidiaries of the Company and the following power station:
- *Northern power newtworks;*
- *Eastern power networks;*
- *Southern power networks;*
- *Central power networks;*
- *Kemerovskaya TETS;*
- *Novo-Kemerovskaya TETS;*
- *West-Siberian TETS;*
- *Belovskaya GRES.*

This Department, Financial Department, Department of legal ensuring, technical and engineering services and other, if necessary, take part in the audit.
The Department of internal audit was established in 1995. The number of members of this department is

5 (five) persons, with its chief Mrs. Laritskaya Tatiana Dmitrievna: year of birth 1955, education –higher, has a certificate of professional auditor ..

Principal functions of the Department on internal audit:

- *organizing and spending of the complex and target check-outs of financial and economic activity of the company's subsidiaries and affiliated companies;*
- *the check-outs of accounting documents to prevent the mistakes that can cause fines and penalties from rating and other authorities;*
- *the check-outs of accounting documents to prevent negative impact on financial and economic activity of the Company;*
- *checking-out of the legislation compliance to the company's internal normative documents; also requirements on the accounts policy and execution of decisions and resolutions of the management bodies and the management of the Company;*

Chief Accountant of the Company cooperates with the external auditor

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities

The Revision Committee was elected by the decision of the annual General meeting of shareholders on 24.06.2004:

Kleshnina Natalya Viktorovna
Education: ***higher***
Institution: ***JSC RAO "UES of Russia"***
Post: ***leading specialist of the Department of financial audit***
Share in the authorized capital of the Issuer: **none**
Share in subsidiaries/dependent companies of the Issuer : ***none***

Gadzhiev Iliya Ibragimovich
Date of birth: ***1975***
Education: ***higher***
Experience for the last 5 years:
Period: ***1998 – 2000***
Institution: C***JSC "Medik", Kursk***
Post: ***Legal adviser***

Period: ***2000 – 2000***
Institution: ***ANO "International Center on Accounting Reforming", Moscow***
Post: ***Legal adviser***

Period: ***2000-2001***
Institution: ***FC of CB of Russia***
Post: ***Leading specialist of the Legal Department***

Period: ***2001 – present time***
Institution: ***JSC RAO "UES of Russia", Moscow***
Post: ***Chief of the Department of dealing with shareholders, issue and circulation of the securities of Business Unit -1.***
Share in the authorized capital of the Issuer: **none**
Share in subsidiaries/dependent companies of the Issuer : ***none***

Dolgopol Olga Semenovna
Date of birth: ***1948***
Education: ***higher***
Experience for the last 5 years:
Period: ***1997 – present time***
Institution: ***JSC RAO "UES of Russia"***
Post: ***leading specialist; deputy Chief of the Department; Chief of the Department of internal audit of the Corporate Center***
Share in the authorized capital of the Issuer: **none**
Share in subsidiaries/dependent companies of the Issuer : ***none***

Mikhno Irina Vasilievna
Date of birth: ***1957***
Education: ***higher (economics, technical sciences)***
Experience for the last 5 years:
Period: ***1997 – 2001***
Institution: ***the representative office of JSC RAO "UES of Russia" "Siberiaenergo"***
Post: ***Chief of the Department of investment policy***

Period: ***2001 – 2003***
Institution: ***the representative office of JSC RAO "UES of Russia" "Siberiaenergo"***
Post: ***Adviser on the work of Revision Committees***

Period: ***2003-2004***
Institution: ***"Institute of professional directors" Fund***
Post: ***Adviser on the work of Revision Committees***

Period: ***2004 – present time***
Institution: ***JSC RAO "UES of Russia"***
Post: ***Leading specialist of the Department of the internal audit.***
Share in the authorized capital of the Issuer: **none**
Share in subsidiaries/dependent companies of the Issuer : ***none***

Sanzharovsky Vsevolod Vsevolodovich
Date of birth: ***1946***
Education: ***higher***
Experience for the last 5 years:
Period: ***1998 – 2009***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Director on economy***

Period: ***1999 – 2001***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Director on audit and analysis***

Period: ***2001 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Chief of the Department on audit and analysis***

Share in the authorized capital of the Issuer: **none**
Share in subsidiaries/dependent companies of the Issuer : ***none***

There is no information about the family ties between the members of the Revision Committee, members of the Board of Directors, members of the Management Board and the Director General of the JSC "Kuzbassenergo".

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities

Remuneration and compensation to the members of Revision Committee are paid in accordance with Regulation in force on payments of remuneration and compensation to the members of Revision Committee of the Company, approved by annual general meeting of shareholders of the JSC "Kuzbassenergo", (minutes №10, dd. 21.06.2002).

Total sum of remuneration amounts RUR 1 732 983 (one million seven hundred thirty two thousand nine hundred eighty three), and of compensations for participation RUR 244 536, property provision - RUR 55 946 was paid to the members of Revision Committee in the year 2003.

By the results of the first six months of 2004 the members of Revision Committee were paid total RUR 771 211, including:

- salary – RUR 190 748;
- premium – RUR 120 010;
- remuneration – RUR 297 472;
- compensation – RUR 162 981.

5.7. Information about the number and summary data on education and the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees).

Rate	2 quarter 2004 .
Average number of the employees	10884
Amount of cash assets for remuneration of labor , thous. RUR	349031
Amount of cash assets for social guarantees, thous. RUR .	25694
Total amount of cash assets spent, thous. RUR	2652328

Information about the employees (workers) of the Issuer dependent on their age and education

Rate	2 quarter 2004
Employees (workers) under 25 years of old, %	4,8
Employees (workers) at the age of 25 – 35 years old, %	27,3
Employees (workers) at the age of 35 – 55 years old, %	57,4
Employees (workers) above 55 years of old, %	10,5
Total: including: employees with secondary and/or general education, % employees with vocational education,% employees with higher professional education,	100,0 32,9 29,7

%	34,9
employees with further higher professional education, %	2,5

5.8. Information about any liabilities of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)

There is no any agreements or liabilities to the employees (workers) of the Company concerning the possibility of their having shares in the authorized capital of the Issuer.
The Company does not gives the right of option of the Issuer to the employees (workers).

VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest

6.1. Information about the total number of shareholders (participants) of the issuer.

The total number of the Issuer's shareholders as of the date of the end of the reporting quarter by June 30, 2004: 2068.

9 of them are the nominal holders:
1. CJSC "ABN AMRO Bank A/O";
2. "Deutsche Bank", ltd.;
3. CJSC "Bransweek UBS Nominees";
4.CJSC "Depository and Clearing Company";
5. JSC Import-Export Bank "IMPEXBANK";
6."ING BANK (EURASIA) CJSC (Closed joint stock company);
7.Non commercial partnership "National depository center";
8.Closed Joint Stock Company commercial bank "Citybank";
9. "Central Moscow Depository", ltd.

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its authorized (pooled) capital (unit trust), or at least 5 percent of its ordinary shares; information about the participants (shareholders) of such entities owning at least 20 percent of their authorized (pooled) capital (unit trust) or at least 20 percent of their ordinary shares

Full company name and abbreviation: ***"Central Moscow Depository", Limited liability company "CMD", ltd. (nominal holder)***
Location: ***105066, 35, Nizhnyaya Krasnoselskaya St., 1A, Moscow***
Share in the issuer's authorized capital: ***49 %***
Shareholders (participants) owning at least 20 percent of the authorized capital of the issuer's shareholder (participant):

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Location: ***7, Kitaigorodsky prospect, Moscow, Russia***
INN: ***7705018828***
Share in the issuer's authorized capital: ***49 %***

Full company name and abbreviation: *Closed Joint Stock Company "Depository and Clearing Company", CJSC "DCC" (nominal holder)*

Location: *125047, 13, 1-ya Tverskaya Yamskaya St., Moscow*

Share in the issuer's authorized capital: *42,84 %*

Shareholders (participants) owning at least 20 percent of the authorized capital of the issuer's shareholder (participant): ***CJSC "DCC" does not reveal any information about its shareholders.***

6.3. Information about the share of the government or municipal authority in the issuer's authorized (pooled) capital (unit trust), existence of a special right ("golden share")

The share of the government or municipal authority in the issuer's authorized capital:

Legal form: ***RF subjects***

Share: ***0.000016 %***

Share holding's manager: ***Kemerovo regional Committee on the state property management***

Location: ***650099, 58, Sovetsky prospect, Kemerovo.***

Share holding of the government (municipal) authority: ***none.***

Existence of a special right for participation of Russian Federation, subjects of Russian Federation, municipal institutions in the issuer's management of ("golden share"): ***none***

6.4. Information about restrictions for participation in the issuer's authorized (pooled) capital (unit trust)

Restriction of the number of shares in possession of one shareholder, and /or their total nominal value, and/or maximum number of votes granted to one shareholder, are not stipulated by the Articles of the Issuer.

The legislation of the Russian Federation or other regulatory acts of the Russian Federation do not provide the restrictions for the participation of foreign entities in the issuer's authorized capital.

There are no other restrictions related to participation in the issuer's authorized capital.

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its authorized (pooled) capital (unit trust) or at least 5 percent of its ordinary shares

17.09.1998-23.03.2000 the bankruptcy was under way in the JSC "Kuzbassenergo". According to the Federal Law "On the insolvency (bankruptcy)" the authorities of the regulatory bodies were terminated due to the introduction of the bankruptcy procedure – external control.

The list is on September 14, 2000:

Full company name and abbreviation: *Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"*

Share in the issuer's authorized capital: *49 %*

Share of the issuer's ordinary shares: *49 %*

Full company name and abbreviation: *THE BANK OF NEW YORK INTERNATIONAL NOMINEES*

Share in the issuer's authorized capital: *13,12 %*

Share of the issuer's ordinary shares: *13,12 %*

Full company name and abbreviation: *VANGUARD INTERNATIONAL*

Share in the issuer's authorized capital: *8,28 %*

Share of the issuer's ordinary shares: *8,28 %.*

The list as for the date of 23.04.2001:

Full company name and abbreviation: *Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"*
Share in the issuer's authorized capital: *49 %*
Share of the issuer's ordinary shares: *49 %*
Full company name and abbreviation: *THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the issuer's authorized capital: *8,85 %*
Share of the issuer's ordinary shares: *8,85 %*

Full company name and abbreviation: *Renaissance Nominees (Cyprus) Limited*
Share in the issuer's authorized capital: *18,96 %*
Share of the issuer's ordinary shares: *18,96 %.*

The list as for the date of February, 25, 2002:

Full company name and abbreviation: *Renaissance Nominees (Cyprus) Limited*
Share in the issuer's authorized capital: *12,87 %*
Share of the issuer's ordinary shares: *12,87 %*

Full company name and abbreviation: *Renaissance Securities (Cyprus) Limited*
Share in the issuer's authorized capital: *7,42 %*
Share of the issuer's ordinary shares: *7,42 %*

Full company name and abbreviation: *Mastill Enterprise Limited*
Share in the issuer's authorized capital: *6,24 %*
Share of the issuer's ordinary shares: *6,24 %*

Full company name and abbreviation: *THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the issuer's authorized capital: *7,17 %*
Share of the issuer's ordinary shares: *7,17 %*

Full company name and abbreviation: *Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"*
Share in the issuer's authorized capital: *49 %*
Share of the issuer's ordinary shares: *49 %.*

The list as for the date of 8.05.2002:
Full company name and abbreviation: *Renaissance Nominees (Cyprus) Limited*
Share in the issuer's authorized capital: *15,06 %*
Share of the issuer's ordinary shares*: 15,06 %*

Full company name and abbreviation: *Trans - Siberian Electricity Company Limited*
Share in the issuer's authorized capital: *15,00 %*
Share of the issuer's ordinary shares: *15,00 %*

Full company name and abbreviation: *Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"*
Share in the issuer's authorized capital: *49 %*

Share of the issuer's ordinary shares: *49 %*

The list as for the date of 18 .04. 2003:
Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's authorized capital: ***19,36 %***
Share of the issuer's ordinary shares: ***19,36 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD..***
Share in the issuer's authorized capital: ***15 %***
Share of the issuer's ordinary shares: ***15 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 7 .05. 2004:

Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's authorized capital: ***14,45 %***
Share of the issuer's ordinary shares: ***14,45 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD..***
Share in the issuer's authorized capital: ***17,61 %***
Share of the issuer's ordinary shares: ***17,61 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

6.6. Information about the deals made by the issuer, in which it had an interest

In the reporting quarter there were no deals made which cost is 5% and more percents of the balance value of assets in which the JSC "Kuzbassenergo" had an interest.

6.7. Information about the amount of accounts receivable

Accounts receivable on 30.06.2004.

accounts receivable	Date of payment					
	Up to 30 days	From 30 to 60 days	from 60 to 90 days	From 90 to 180 days	from 180 days to 1 year	More than 1 year
Accounts receivable, total	**508 697 000**	**1 635 180 000**	**904 246 000**	**208 517 000**	**539 915 000**	**1 349 840 000**
including:						
Past-due	*311 670 000*	*1 313 714 000*	*26 052 000*	*88 347 000*	*392 409 000*	*117 102 000*
Buyers and customers	328 837 000	1 335 734 000	*5 589 000*	9 231 000	127 206 000	409 016 000

Bills receivable	*0*	*0*	*0*	*0*	*0*	*672 937 000*
Debt of subsidiaries and dependent companies	*16 941 000*	*107 814 000*	*705 886 000*	*180 000*	*0*	*110 147 000*
Debt of the participants (founders) on contributions to the authorized capital	*0*	*0*	*0*	*0*	*0*	*0*
Advance money receivable	*150 823 000*	*33 679 000*	*97 476 000*	*161 258 000*	*26 416 000*	*27 141 000*
Other debtors	*12 096 000*	*157 953 000*	95 295 000	*37 848 000*	*386 293 000*	*130 599 000*
TOTAL:	***508 697 000***	***1 635 180 000***	***904 246 000***	***208 517 000***	***539 915 000***	***1 349 840 000***

Debtor	Location	Debt sum, RUR.	Past-due debt	Fines, penalties	Affiliated entity	Share of JSC "Kuzbassenergo" in the authorized capital
KJSC "Azot"	Kemerovo	503 106 000	133 248 000	0	-	-

There was a growth of accounts receivable by 227 725 thous. RUR in the reported period as compared to the 1st quarter. Past-due accounts receivable increased by 333 523 thous. RUR. The debt of the subsidiaries and dependent companies increased by 419 537 thous. RUR for the reported period, under the article "Advance money receivable" – by 150 027 thous. RUR, the debt of other debtors – by 53417 thous. RUR.

VII. The Issuer's accounting reports and other financial information

7.1. The issuer's annual accounting reports

In the present accounting period information about the annual accounting reports for the year 2003 is not provided.

7.2 The issuer's quarterly accounting reports for the last completed financial quarter

Quarterly accounting reports for the first six months presents:

- *balance sheet (form #1);*
- *profit-and-loss report (form #2).*

Quarterly accounting reports for the first six months is included in the report as appendix 2.

Quarterly accounting reports drawn up in accordance with International Financial Accountability Standards, will be presented after audit check in the quarterly report of the issuer for the third quarter of 2004.

7.3. The issuer's consolidated accounting reports for the last completed financial year (consolidated balance sheet)

The issuer's consolidated accounting reports combines the accounting reports of the legal entities:

- *Parent enterprise – JSC "Kuzbassenergo" ;*
- *Subsidiaries: "Bill center Kuzbassenergo", ltd.; "Sbytenergo", ltd.; JSC "Prokopeivskenergo"; JSC "Investment-production association "Vodokanal".*

The accounting reports of the subsidiaries "Bill center Kuzbassenergo", ltd. and "Sbytenergo", ltd. is combined in consolidated accounting reports on the basis of 100% share of the parent company in their authorized capital.

The accounting reports of the Group consists of the accounting reports of the subsidiary - "Bill center Kuzbassenergo" concerning the group of subsidiaries and dependent companies:

- *JSC "Aniline-dye plant";*
- *"Television center "Tom", ltd., Kemerovo;*
- *"Kuzbass-Energo-Trans", ltd.;*
- *CJSC "Motor transport enterprise Kuzbassenergo";*
- *CJSC MSC "Health center Energetic";*
- *JSC "Novokuznetsk power networks company";*
- *CJSC "Kuzbassenergosvyaz";*
- *CJSC "Kuzbassenergoservice".*

The accounting reports of the subsidiaries JSC "Prokopeivskenergo" and JSC "Investment-production association "Vodokanal" is combined in consolidated accounting reports on the basis of prevailing share of the parent company in their authorized capital. When including the accounting reports of the JSC "Prokopievskenergo" in the consolidated accounting reports, the Company took into account the share of "Bill center Kuzbassenergo", ltd. in the authorized capital (voting shares) of the JSC "Prokopievskenergo" – 13%.

The accounting reports of the subsidiaries JSC "Kuzbasshydroenergostroy", JSC "Andreevskoe", "Supervolokno", ltd. are not included in the consolidated accounting reports of the Groupdue to the introduction of the external control and bankruptcy process in the mentioned companies (JSC "Kuzbasshydroenergostroy", JSC "Andreevskoe", "Supervolokno", ltd.), i.e. the parent company lost the possibility to impact the taken decisions by the subsidiaries.

The Group of interconnected companies is united under one name – JSC "Kuzbassenergo".

The consolidated accounting reports are drawn up in accordance with the standards set by FL dd.21.11.1996 #129-FL "On accounting reports" (with changes and amendments); Regulations on accounting; the order of the Ministry of finance of RF dd.22.07.2003 #67n "On forms of the accounting reports of the Company"; Methodological recommendations on drawing up and presentation of the consolidated accounting reports, approved by the order of the Ministry of finance of RF dd. 30.12.1996 #112 (with changes and amendments) and other statutory acts of RF regulating the procedure of accounting and drawing up of the accounting reports.

The consolidated accounting report includes:

- *balance sheet (form #1);*
- *profit-and-loss report (form #2);*
- *report on capital changes (form #3);*
- *report on cash flow (form #4);*
- *appendix to the balance sheet (form #5);*
- *explanatory note;*
- *auditor's conclusion.*

The consolidated accounting report for 2003 is presented in appendix 3.

7.4. Information on the total amount of export as well as on the share of export in the total sale's volume

The issuer does not export energy abroad.

7.5. Information on essential changes in the structure of the issuer's property after the date of termination of the last fiscal year

There was no essential changes in the structure of the property of the JSC "Kuzbassenergo" for the fiscal period.

7.6. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity

There were no essential actions brought to the Issuer which sum is equal or more than 10% of the assets cost of the Issuer during three years preceding the date of the completion of the 2d quarter 2004.

Claims and actions, brought to the JSC "Kuzbassenergo" and being considered on 01.07.2004:

1. *MT of RF over Kemerovo on charge of tax sanctions in sum of 214 938 640 RUR;*
2. *JSC "OCC Yuzhkuzzbassugol" on charge extra fee for electricity and interest for use of other cash assets in total sum of 56 828 047, 78 RUR;*
3. *Ministry of Finance of RF on the charge of the principle debt on contract of debt, debt interest and interest for use of other cash assets in total sum of 62 985 277,58 RUR;*
4. *Competitive manager of the JSC "Kuzbasshydroenergostroy" on invalidity of the actions on performance of the calculations by transition of promissory notes of the JSC "Kuzbassenergo" and appliance of the consequences of the invalid transaction by the charging of the cost of the notes in sum of 20 000 000 RUR;*

5. MT of RF over Kemerovo on the charge of taxes and fines in total sum of 1 346 942 008 RUR.

Claims and actions brought to the JSC "Kuzbassenergo" and being considered on 01.07.2004:

1. *Invalidation of the decision of the MT of RF over Kemerovo on the charge of the penalty for tax on roads users in sum of 575 767 000 RUR;*
2. *Invalidation of the decision of the MT of RF over Kemerovo on payment of tax in sum of 11 552 272,77 RUR, penalty and sanctions in sum of 2 310 454,55 RUR;*
3. *Invalidation of the decision of the MT of RF over Kemerovo on extra charge of property tax in total sum of 108 335 134 RUR;*
4. *Invalidation of the requirements of the MT of RF over Kemerovo on charge of property tax in total sum of 22 138 145 RUR, penalty and sanctions in sum of 214 781,15 RUR;*
5. *Invalidation of the requirements of the MT of RF over Kemerovo on charge of property tax and penalty in total sum of 49 739 069,7 RUR;*
6. *Invalidation of the requirements on charge of property tax in sum of 112 545 707 RUR, penalty in sum of1 862 056,5 RUR, and fines - 20 253 480 RUR;*
7. *Invalidation of the decision of the MT of RF over Kemerovo on the charge of the penalty in sum of 18 238 559,10 RUR;*
8. *Invalidation of the actions of the rating authority on the account of extra charge of profit tax in total sum of 146 386 565 RUR on account of payment of debt of environmental fees;*
9. *Invalidation of the decision of the MT of RF over Kemerovo on extra charge for use of water objects in sum of 12 114 867 RUR, penalty charge in sum of 1 108 799 RUR, fines - 2 422 973RUR;*
10. *Invalidation of the decision of the MT of RF over Kemerovo on extra charge of property tax in sum of 24 793 680 RUR, penalty - 2 029 376 RUR, and requirements to pay these sums;*
11. *Invalidation of the requirements of the MT of RF over Kemerovo on charge of environmental fees in total sum of 669 385 846 RUR, penalty - 227 817 598 RUR;*
12. *Invalidation of the decision of the MT of RF over Kemerovo on extra charge in sum of 20 547 962 RUR, penalty - 1 827 759 RUR, fines - 3 875 724 RUR;*
13. *Invalidation of the decision of the MT of RF over Kemerovo on extra charge for use of water objects in sum of 11 586 435 RUR, penalty - 546 854 RUR, fines - 2 317 286,6 RUR;*
14. *Invalidation of the requirements of the MT of RF over Kemerovo on charge of taxes and penalty in total sum of 1 346 942 008 RUR;*
15. *Invalidation of the decision of the MT of RF over Kemerovo on charge of payment for use of water objects in sum of 19 925 612 RUR, penalty - 661 589 RUR, fines - 3 985 122 RUR.*

VIII. Additional information about the issuer and its placed securities

8.1. Additional information about the issuer

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust)

Authorized capital of the Company is composed of net cost of the Company's stocks purchased by the shareholders (allocated stocks).

The amount of the issuer's authorized capital: 606 163 800 (Six hundred million one hundred sixty three thousands eight hundred rubles).

The company allocated ordinary registered stocks with the same nominal value amounted 1 (one)ruble each in quantity of 606 163 800 pieces.

Shares of JSC "Kuzbassenergo" in form of depository receipts (American depository receipts) is circulated outside the Russian Federation.

Level and status of the program *: sponsored by ADR of 1 level, number of stocks for 1 ADR is equal to 10,* **Depository bank** - *THE BANK OF NEW YORK INTERNATIONAL NOMINEES, depository agreement was subscribed 23.10.1997. ADR is trade at the Berlin and Frankfurt stock exchanges.*

As for situation of 30.06.2004 the share's number deposited against the depository receipts amounted 13 151 948 pieces, i.e. 2,17% of the authorized capital and of the total vote's number.

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital

During the last 5 terminated fiscal years the JSC "Kuzbassenergo" did not spend additional stock's issue.

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer

A reserve fund ("reserve capital" in the accounting report) is to be established in the Company equal to 5 (five) percent of its authorized capital in accordance with Articles of the Company.

Amount of obligatory annual payments to the Reserve fund makes not less than 5 (five)% of the net income of the Company until the fund reaches the fixed amount.

Reserve fund of the Company is aimed at covering losses of the Company also to pay-off the Company's bonds and the Company's stocks purchase in case of other assets absence. Reserve fund can not be used for other purposes.

It was decided by the decision of the annual General meeting of shareholders of the JSC "Kuzbassenergo" on 24.06.2004 to divide the net profit of the fiscal period (2003) in sum of 790, 0 *thous. RUR to:*

- Reserve fund – 40,0 thous. RUR,

- Accumulation fund – 750,0 thous. RUR.

In accordance with the accounting report on 20.06.2004, the Reserve capital makes 16858 thous. RUR, the Accumulation fund – 237353 thous. RUR.

8.1.4. Information about the order of calling and conducting a meeting of the issuer's supreme management body

The supreme management body of the JSC "Kuzbassenergo" is General meeting of shareholders

The procedure of shareholders notification on the meeting conducting:

Notification of general meeting of shareholder's convocation shall be send (or delivered) to the person indicated in the list of persons entitled to participate in General meeting of shareholders with the ballots for voting and shall to be published by the Company not later than 20 days before the General meeting of shareholders, and the announcement on general meeting conducting which agenda contains an issuer on reorganization shall be published in the newspaper "Russian Gazette" not later then 30 days before the date of General Meeting .

If the registered person in the register of shareholders of the Company is a nominal stock holder the announcement on the general meeting of shareholders conducting shall be mailed to the address of nominal holder if the register of the persons entitled to participate in the General meeting of shareholders does not contain other postal address where the announcement on general meeting of shareholders conducting shall be mailed to.

p. 11.6. Ballots for voting over the issues of agenda shall be shall be forwarded

to every person included in the list of persons entitled to participate in the General meeting of shareholders by a registered letter or handed over to each of the above persons against signature Company not later than 20 days before the General meeting of shareholders.

Persons (bodies) entitled to convoke (require conducting) of an non-regular meeting (session) of the supreme management body of the issuer also the procedure of delivery (submitting) of such demands are as follows:

Non-regular General Meeting of shareholders of the Company is to be conducted according to its own initiative, also to demands of the Revision Committee of the Company, Auditor of the Company, also shareholder (shareholders) owned not less then 10 (ten) percents of the voting stocks of the Company as for the date of demand's raising.

Requirements on the non-regular general meeting conducting shall to contain the issues subject to agenda inclusion.
Persons (person) requiring the non-regular general meeting convocation entitled to submit a project of the non-regular general meeting of shareholder's decision, also proposal on the form of the general meeting of shareholders conducting.

In case if the requirement on the non-regular general meeting of shareholders convocation is proceeded from the shareholder (shareholders) it must contain the name of shareholder (shareholders) required the meeting's convocation including a number, category (type) of the Company's shares belonging to him.
Requirement on the non-regular general meeting of shareholders of the Company convocation shall be signed by the person (persons) required the non-regular general meeting of shareholders of the Company.

The procedure of determination of a date for general meeting (session) of the supreme management body of the issuer conducting:

Determination of a date for general meeting of shareholders conducting is in the competence of the Board of Directors of the Company. In the process of preparation for the General meeting of shareholders conducting the Board of Directors determines the date for the General meeting of shareholders conducting.
Annual general meeting of shareholders of the Company shall be held not sooner than 2 months and not later than 6 months after the end of a fiscal year.
Non-regular General meeting of shareholders upon the request of the Revision Committee of the Company, Auditor or shareholder (shareholders) owned not less then 10 (ten) percents of voting share of the Company shall be conducted within 40 (forty) days from the date of request on conducting of the non-regular general meeting of shareholders submitting.
In case if the intended agenda of the non-regular general meeting of shareholders contains an issue on election of members of the Board of Directors: the General meeting of shareholders is to be conducted within 70 (seventy) days from the date of request on conducting of the non-regular general meeting of shareholders submitting.

Persons entitled to submit offers in agenda of meeting (session) of the supreme management body of the issuer:

Shareholders (shareholder) of the Company owned in total not less then 2 (two) percent of voting shares of the Company within 90 days after the date of the end of fiscal year have right to submit offers in agenda of annual general meeting of shareholders and nominate for candidates in the Board of Directors and Revision Committee of the Company which number must not exceed number composition of corresponding body.
Proposal on submitting of issues in agenda of the general meeting of shareholders and proposal on nominating for candidates shall be in written form with the name of submitted shareholders

(shareholder), also number and category (type) of shares belonging to him and must be signed by shareholders(shareholder).

Proposal on submitting of issues in agenda of the general meeting of shareholders shall contain statement of each offered issue also proposal on candidates nomination – name of each supposed candidate, name of body subject to his election.

Persons entitled to learn the information (materials) submitted to preparing and conducting of meeting (session) of the supreme management body of the issuer also an procedure of such information (materials) familiarizing:

Persons entitled to participate in the General meeting of shareholders have right to familiarize with information submitted for shareholder's meeting preparing and conducting.

Information (materials) on agenda of the general meeting of shareholders within the 20 (twenty) days, and in case of general meeting conducting on agenda upon the issue on the Company's reorganization within the 30 (thirty) days before the general meeting of shareholders conducting shall be available to the persons entitled to participate in the general meeting of shareholders subject to familiarization in the premises of the executive body of the company and in other places which addresses indicated in announcement on the general meeting of shareholders conducting. Indicated information (materials) shall be available to the persons participating in the general meeting of shareholders during its conducting.

Familiarization's procedure of the persons entitled to participate in the general meeting of shareholders with information (materials) over the issues of agenda of the general meeting of shareholders and list of information (materials) shall be defined by the resolution of the Board of Directors of the Company.

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the authorized (pooled) capital (unit trust), or at least 5 percent of ordinary shares

Name: ***Joint Stock Company "Kuzbasshydroenergostroy", JSC "Kuzbasshydroenergostroy" (bankruptcy procedure –external control)***

Location: ***Krapivinsky district , Kemerovo region, Russia***

Issuer's share in the authorized capital of legal entity: ***100%***

Share of the legal entity in the issuer's authorized capital: ***none***

Officials:

1 Erofeev Alexander Kupriyanovich, 1959

Functions: ***Chairman of the Board of Directors***

Share in the authorized capital of the issuer: ***none***

2. Gretsinger Yury Alexandrovich, 1953

Functions: ***Member of the Board of Directors***

Share in the authorized capital of the issuer: ***none***

3. Uzgorov Igor Ivanovich, 1964

Functions: ***Member of the Board of Directors***

Share in the authorized capital of the issuer: ***none***

4. Blagodyr Ivan Valentinovich, 1970

Functions: ***Member of the Board of Directors***

Share in the authorized capital of the issuer: ***none***

5. Davyduk Valery Sazonovich, 1961

Functions: ***Member of the Board of Directors***

Share in the authorized capital of the issuer: ***none***

6. Babych Valery Petrovich, 1958

Functions: *Member of the Board of Directors*
Share in the authorized capital of the issuer: ***none***

Name: ***Joint Stock Company "Andreevskoe", JSC "Andreevskoe" (bankruptcy procedure –competitive production)***
Location: ***pos. Andreevsky, Kemerovo district , Kemerovo region, Russia***
Issuer's share in the authorized capital of legal entity: ***100%***
Share of the legal entity in the issuer's authorized capital: ***none***

Officials:
Bakulin Victor Vasilievich, 1949
Functions: ***Competitive manager***
Share in the authorized capital of the issuer: ***none***

Name : **"Sbytenergo"**, Limited liability company, **"Sbytenergo" Ltd.**
Location: ***652417, 14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, Russian Federation***
Issuer's share in the authorized capital of legal entity: ***100%***
Share of the legal entity in the issuer's authorized capital: ***none***
Officials:

1. Myasnikov Nikolay Evgenievich, 1960
Functions: ***The sole executive body, Chairman of the Management Board***
Share in the authorized capital of the issuer: ***none***

2. Erofeev Alexander Kupriyanovich, 1959
Functions: ***Chairman of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

3. Uzgorov Igor Ivanovich, 1964
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

4. Kasyanov Yury Valentinovich, 1966
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

5. Nesvetailov Vasily Fedorovich, 1957
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

6. Pechenkin Alexander Nikolaevich, 1946
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

Members of the Management Board:
- ***Kurtsevich Victor Petrovich, 1954, the Director of the branch "Electric networks", Prokopievsk;***
- ***Ivanova Valentina Vasilievna, 1967, the chief accountant of the branch "Electric networks";***
- ***Geints Vladimir Romanovich, 1960, the chief engineer of the branch "Electric networks";***
- ***Uvarov Igor Nikolaevich, 1967, Deputy Director General on sales of the branch "Electric networks".***

Name *"Bill centre Kuzbassenergo", Limited liability company , "Bill centre Kuzbassenergo", Ltd.*
Location: *650099, 30, Kuznetsky prospect, Kemerovo, Kemerovo region*
Issuer's share in the authorized capital of legal entity*: 100%*
Share of the legal entity in the issuer's authorized capital: ***none***
Yakovlev Vadim Alekseevich, 1967
Functions: ***the sole executive body***
Share in the authorized capital of the issuer: ***none***

Name: *Joint Stock Company "Investment - production association "Vodocanal", JSC "IPO Vodocanal"*
Location: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the authorized capital of legal entity*: 74,5%*
Share of the legal entity in the issuer's authorized capital: ***none***
Officials:

1. Sheiko Evgeny Alexandrovich, 1973
Functions: ***the sole executive body, the member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

2. Erofeev Alexander Kupriyanovich, 1959
Functions:, ***Chairman of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

3. Asadulin Radik Alexandrovich, 1963
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

4. Parkhomuk Olga Viktorovna, 1963
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

5. Nesvetailov Vasily Fedorovich, 1957
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

Name: ***"Supervolokno", limited liability company, "Supervolokno",ltd. (procedure of bankruptcy – competitive production)***
Location: ***Stroygorodok, Kemerovo, Russia***
Issuer's share in the authorized capital of legal entity*: 60%*
Share of the legal entity in the issuer's authorized capital: ***none***
Officials:
Bakulin Victor Vasilievich, 1949
Functions: ***Competitive manager***
Share in the authorized capital of the issuer: ***none***

Name: ***Joint Stock Company "Prokopievskenergo", JSC "Prokopievskenergo"***
Location: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the authorized capital of legal entity*: 60%*

Share of the legal entity in the issuer's authorized capital: ***none***
Officials:

1. Chuiko Alexander Ivanovich, 1961
Functions: ***the sole executive body, the member of the Board of Directors, Chairman of the Management Board.***
Share in the authorized capital of the issuer: ***none***

2. Erofeev Alexander Kupriyanovich, 1959
Functions: ***Chairman of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

3. Dubinsky Evgeny Sergeevich, 1977
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

4. Nikolaev Dmitry Nikolaevich, 1963
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

5. Kostuk Mikhail Dmitrievich, 1952
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

Members of the Management Board:
- ***Kernoz Alexander Yurievich, 1958, Deputy Director General on dealing with consumers;***
- ***Ryabova Nadezhda Semenovna, 1956, Deputy Director General on HRM and general matters;***
- ***Belsh Svetlana Alexandrovna, 1953, Deputy Director General on economy and finance;***
- ***Pushkarev Vladimir Leonidovich, 1950, Deputy Director General on production;***
- ***Vorotnyak Oleg Mikhailovich, 1966, Deputy Director General on legal matters.***

Name: ***Joint Stock Company "Engineering and analytical centre "Kuzbasstechenergo", JSC "Engineering and analytical centre "Kuzbasstechenergo"***
Location: ***650099,17, Stantsionnaya str., Kemerovo, Russia.***
Issuer's share in the authorized capital of legal entity: ***100%***
Share of the legal entity in the issuer's authorized capital: ***none***
Officials:

1. Yashchinin Vladimir Borisovich, 1963
Functions: ***the Sole executive body, Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

2. Kinzburg Boris Abramovich, 1936
Functions: ***Chairman of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

3. Frolov Vitaly Evgenievich, 1976
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

4. Bikmurzin Albert Faryatovich, 1977
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

5. Kostuk Mikhail Dmitrievich, 1952
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

Name: ***Joint Stock Company "Kuzbass energy repairing company", JSC "Kuzbass energy repairing company"***
Location: ***650099, 30, Kuznetsky prospect, Kemerovo, Russia***
Issuer's share in the authorized capital of legal entity: ***100%***
Share of the legal entity in the issuer's authorized capital: ***none***
Officials:

1. Shukailov Mikhail Innokentievich, 1958
Functions: ***the Sole executive body, Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

2. Erofeev Alexander Kupriyanovich, 1959
Functions: ***Chairman of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

3. Timofeev Dmitry Innokentievich, 19
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

4. Parkhomuk Olga Viktorovna, 1963
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

5. Dubinsky Evgeny Sergeevich, 1977
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

Name: ***Joint Stock Company "Kuzbssetremont", JSC ""Kuzbssetremont"***
Location: ***654079, 1, Nevskogo str.., Novokuznetsk, Kemerovo region, Russia***
Issuer's share in the authorized capital of legal entity: ***100%***
Share of the legal entity in the issuer's authorized capital: ***none***
Officials:

1. Efanov Igor Gennadievich, 1962
Functions: ***the Sole executive body, Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

2. Antonov Yury Vitalievich, 1962
Functions: ***Chairman of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

3. Frolov Vitaly Evgenievich, 1976
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

4. Parkhomuk Olga Viktorovna, 1963
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

5. Gatsunaev Andrei Nikolaevich, 1978
Functions: ***Member of the Board of Directors***
Share in the authorized capital of the issuer: ***none***

Name: ***"South-West", Limited liability company, "South-West", ltd.***
Location: ***10, Predzavodskaya str., Kemerovo, Russia***
Issuer's share in the authorized capital of legal entity*: 7,69%*
Share of the legal entity in the issuer's authorized capital: ***none***
Officials:

Kozhemyakin Alexander Ivanovich, 19
Functions: ***the Sole executive body***
Share in the authorized capital of the issuer: ***none***

Name*: **"Journal FEC and the Kuzbass resources", Limited liability company,. "Journal FEC and the Kuzbass resources", Ltd***
Location*: **650099, 63, Sovetsky prospect, Kemerovo,***
Issuer's share in the authorized capital of legal entity*: 6,7%*
Share of the legal entity in the issuer's authorized capital: ***none***
Officials:
Mazikin Valentin Petrovich, 1945
Functions: ***Chief editor***
Share in the authorized capital of the issuer: ***none***

8.1.6. Information about essential transactions carried out by the issuer

There were no such transactions which liabilities amount 10 and more percents of the balance cost of the JSC "Kuzbassenergo" assets in the accounting period.

8.1.7. Information about credit ratings of the issuer

Neither Issuer nor the issuer's securities have not been assigned any credit ratings for the last 5 fiscal years.

8.2. Information about each category (type) of the issuer's shares

Full name of category /type of shares*: **ordinary registered***
Nominal value: **one ruble**
Quantity of shares in circulation*: **606163800 pieces***

By Resolution of FCCB of Russia #03-1210/p dd. 24.06.2003 an unification of additional issues of issuing securities of the Kuzbass joint stock company of energy and electrification was implemented as a result of which:

the following state registration numbers assigned to ordinary registered shares issues of the Kuzbass joint stock company of energy and electrification were annulated:

39-1n-00734 dd. 25.07.1994;

39-1-00970 dd. 23.11.1995

Aforementioned issues of ordinary registered shares of the Kuzbass joint stock company of energy and electrification was assigned the state registration number 1-01-00064-A dd. 24..06. 2004.

JSC 'Central Moscow Depository" being the registrator spend an operation on unification of additional issues in the register of securities owners of JSC 'Kuzbassenergo" on the 18th of July 2003.

There are no declared shares

Shareholders rights granted by ordinary shares (extract from the Articles of the Company):

- Each ordinary share of the Company grants the shareholder – its owner – an equal amount of rights (par. 6.2 of the Article of the Company).

The Company's shareholders, owners of ordinary registered share of the Company are entitled to the following:

1) participate in the General meeting of the Company's shareholders with the right to vote on all issues within his competence;

2) propose issues to include into the agenda of the General meeting of shareholders in accordance with the Article of the Company and the legislation of the Russian Federation;

3) receive information about the Company's activity and examine its books, accounting statements and other documents in accordance with art. 91 of the Federal Law "On Joint Stock Companies" and with the Articles of the Company, and other standard acts;

4) receive dividends declared by the Company;

5) have priority in acquiring additional shares and issued securities convertible into shares offered through open or closed subscription, proportionally to ordinary share's number belonging to him;

6) receive part of the Company's property in case of liquidation of the Company;

7) exercise other rights stipulated by the Russian Federation legislation and by the Articles of the Company.

8.3. Information about the previous issues of the issuer's securities, except for the issuer's shares

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.1. Information about the issues with all securities paid off (cancelled)

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.2. Information about the issues with securities in circulation

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default)

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.4. Information about the entity (entities) which provide security for the bonds of the issue

Issuer did not issue and float any bonds.

8.5. Terms of securing fulfillment of obligations on the bonds of the issue

Issuer did not issue and float any bonds.

8.6. Information about organizations registering the rights for issued securities of the issuer

Registrator:

Name: ***Joint Stock Company "Central Moscow Depository"***

Location: ***107078, 3 build. B, Orlikov pereulok str., Moscow***

Postal address: ***105082, 22, Olkhovskaya str., Moscow***

tel.: ***(095) 264-44-23***; fax: ***(095) 265-43-36***

e-mail: ***mcdepo@dol.ru***

License:

License number: ***10-000-1-00255***

Issue date: ***13.09.2002***

Expiry date: ***unrestricted effective period***

License issuing body: ***Federal Commission on Securities of Russia***

Registrator keeps the issuer's securities register from the 3rd of January 2002.

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents

Federal law dd. 09.10.1992 No. 3615-1 "On currency regulation and currency control" (ed. 29.12.1998, 05.07.1999, 31.05.2001, 08.08.2001, 30.12.2001, 31.12.2003, 27.02.2003,07.07.2003) is the principal legislative document regulating the issues on the capital import and export.

Furthermore the group of Federal laws ratifies agreements on avoiding a double taxation between Russian Federation and foreign countries.

Nowadays a regime on avoiding a double taxation is in force with more then 50 countries. For example:

1.Federal Law # 167-FL " dd. 17.07.1999 " on ratification of Agreement between the Government of Russian Federation and the Government of Cyprus republic on avoiding a double taxation concerned profit tax and capital tax".

2.Federal Law #18-FL dd. 08.02.1998 "On ratification of a Convention between the Government of Russian Federation and the Government of French republic on avoiding a double taxation and prevention a tax bilk and violation of legislation concerned profit tax and property tax"

3.Federal Law #65-FL dd. 19.03.1997 "On ratification of Convention between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on avoiding a double taxation and prevention tax bilk concerned profit tax and property price appreciation" and Agreement between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on some Convention's provisions application concluded in form of the notes exchange dd. 15.02.1994.

4.Federal Law #38-FL dd. 26.02. 1997 "On ratification of Agreement between Russian Federation and Switzerland subject to avoid a double taxation and prevent a tax bilk concerned profit tax and capital tax"

5.Federal Law #42-FL dd. 26.02. 1997 "on ratification of Agreement between Government of Russian Federation and the Government of Canada on avoiding a double taxation concerned profit tax and property tax."

6.Federal Law #158-FL dd.18.12.1996 "on ratification of Agreement between the Russian Federation

and Federal Republic of Germany on avoiding a double taxation concerned profit tax and property tax".

7.Contract concluded between the Russian Federation and United States of America subject to avoid a double taxation and prevent a tax bilk concerned profit tax and capital tax (Washington, 17.06.1992).

8.Convention concluded between the USSR Government and the Government of Japan subject to avoid a double taxation and prevent a tax bilk concerned profit tax (Tokyo, 18.01.1986).

8.8. Description of the procedure of taxation of revenues from the issuer's issued securities placed and in floatation

Procedure of taxation of revenues from the issuer's issued securities is regulated by the Tax Code of RF.

Table 1: Taxation of legal entities profit tax on the floated securities (subject to floatation) in form of dividends in accordance with legislation in force as for a date 2004:

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1 1.Profit's name on the floated securities	**Dividends**	
2. Security tax	Profit tax	
3. Tax rate	6 %	15 %
4.Procedure and terms of tax payment	Profit tax in form of dividends shall be collected from the source of such tax payment and shall be transferred to the budget by tax agent exercised this payment within 10 days form the date of tax payment	Amount of the tax withheld from the foreign organizations shall be paid to the budget by tax agent at the same time with profit payment in a currency of this profit payment or in a currency of RF at the official rate of Central Bank as for a date of payments.
5. Features of taxation procedure for this category of securities owners	The total sum of the tax from the sum of dividends is defined as product of tax rate and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation under definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made	Elimination of double taxation. For exemption of taxation or application of a preferential taxation regime the tax payer (foreign organization) should confirm to the tax agent paying the profit before date of the profit payment that he is a resident of the state, with which Russian Federation has the international contract (agreement) adjusting taxation issues. Such confirmation should be certified by the authorized body of the corresponding foreign state. In a case non confirmation before the date of profit payment the tax agent is to obliged to withhold the profit tax of foreign organization. In accordance with par. 2 of art. 312 of Tax Code of RF (part 2) foreign profit recipient has right to reimburse the early withheld profit tax paid by him earlier within 3 years from the date of tax period termination when the profit tax was paid off under condition of granting by the foreign addressee of the income in the tax body according the place of registration of the tax agent of corresponding documents (list is in art. 312 of the Tax Code of RF (part 2). Repayment of early withheld and paid tax shall be fulfilled within the month from the date of application and aforementioned documents.
6. Legislative and standard acts regulating the procedure of taxation of the aforementioned profits.	Chapter 25 "Profit tax of organizations" of the Tax code of RF, art. 275 of the TC of RF .	

Table 2. Taxation of profits of natural persons on the floated securities in form of dividends in accordance with legislation in force as for a date 2004.

№№	Category of securities owners	
	Natural persons – tax residents of RF	Foreign natural persons– (non-residents), getting profits from the sources located in RF

1.. Profit's name on the floated securities	**Dividends**	
2. Profits' name on securities	Tax on the natural person's profits	
3 Tax rate	6 %	30 %
4.Procedure and terms of tax payment.	Liability to withhold from the tax payer's income an amount of the tax and to pay it to the corresponding budget shall be entrusted to Russian organization as the source of income of tax payer in form of dividends (tax agent). Charged amount of tax shall be withheld directly from the tax payer's income under its actual payment. Tax agents shall to pay amounts of the accrued and withheld tax not later the date of actual money receipt to tax payment in bank, also the date of income transfer from the accounts of tax agents to accounts of tax payer or on his behalf to the third party's bank accounts.	
5. Features of taxation procedure for this category of securities owners	Total sum of tax on the dividend amount shall be defined as of as product of the rate of the tax and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation at definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made.	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the procedure of taxation of the aforementioned profits.	Часть 2 Гл. 23 Налогового Кодекса РФ "Налог на доходы физических лиц" (с изменениями и дополнениями), ст. 275 НК РФ. Part 2 of Chapter 23 «Profit tax of natural persons" (with changes and amendments) of the Tax Code of RF, art. 275 of Tax Code RF.	

Table 3. Taxation of legal entities profit subject to sale of allocated and subject to allocation securities, also interests from the bonds of the issuer in accordance with legislation in force as for the date 2004.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1 Profit's name on the floated securities.	**Profits from operations on securities sale, also percents on the issuer's bonds.**	**Profits from Russian organization's shares sale, whose assets more then 50% composed of real estates located on the RF territory, also percents on the issuer's bonds.**
2. Profits' name on securities	Profit tax	
3. Tax rate	24 %, where 5% shall be charged off to the federal budget, 17% - to the budgets of subject of RF, 2% to the local budgets. Tax arte of the tax subject to charge –off to the RF budgets may be decreased for some categories of tax payers according to the legislation of RF subjects. Thus tax rate may not be lower then 13%.	20 %
4. Procedure and terms of tax payment	Tax subject to be paid off at the end of tax period shall be paid off not later the date provided by art. 289 of Tax Code of RF for tax declaration's submitting for the corresponding tax period. Advance payments on the tax over the results of reporting period shall be pad off not later the date determined for the tax declarations submitting for the corresponding tax period. Monthly advanced payments shall be paid in terms in 28 days at latest, as of the date of the end of the corresponding tax period. The taxpayers calculating the sums of monthly advance payments on the basis of actually received profits shall submit tax declarations in not later than the 28th of the	The Russian organization or the foreign organization performing activity in the Russian Federation through its permanent representation (tax agents) paying out income to a foreign organization shall with hold the sum of tax from the incomes of this foreign organization, in every payment (transfer) to it of monetary funds or in another receipt of incomes by the foreign organization. The tax agent shall be obliged to transfer the corresponding sum of tax in the course of three days after the day of payment (transfer) of the monetary funds to the foreign organization or of another receipt of incomes by the foreign organization.

	month next following the month on the basis of which results the calculation of the tax is made. By results of the reporting (tax) period amounts of monthly advanced payments paid within the reporting (tax) period shall be set-off in the advance payments by the results of the reporting period. Advanced payments by the results of reporting period shall be set-off in account of tax payment by the results of tax period.	
5. Features of taxation procedure for this category of securities owners		If a foreign organization submits to the tax agent confirmation that this foreign organization has a constant location in this country, with whom Russian Federation has the international agreement regulating taxation issues, concerning the income on which the international agreement stipulates a preferential mode of taxation in Russian Federation, elimination of tax deduction from a source of payment or deduction of the tax under the lowered rates before the date of income payment.
6. Legislative and standard acts regulating the procedure of taxation of the aforementioned profits.	Chapter 25 "Profit tax of organizations", Tax Code RF.	

Table 4. Taxation of natural' person's profit subject to sale of allocated and subject to allocation securities, also interests from the bonds of the issuer in accordance with legislation in force as for the date 2004.

№№	Category of securities owners	
	Natural persons – tax residents of RF	Foreign natural persons– (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	The profits of the RF sources are as follows: *- interests received from Russian organization, as well as interests received from Russian individual businessmen and (or) from a foreign organization in connection with the activity of its permanent representation in the Russian Federation;* *- profits on shares or other securities sale in RF, also participation share in the authorized capital of organizations;*	
2. Profits' name on securities	Natural person's profit tax	
3. Tax rate	13 %	30 %
4. Procedure and terms of tax payment	Tax amount calculation and payment is carried out by the tax agent by the end of fiscal period (fiscal year) or at carrying out by him monetary funds of the tax payer payment before the end of the fiscal period. At payment of monetary funds before the expire of scheduled fiscal period a tax shall be paid off from the profit's share equal to actual sum of monetary funds paid off.	
5. Features of taxation procedure for this category of securities owners	Since 01.01.2002 at the absence of documentary approval of expenses a natural person entitled to use tax deduction in amount received due to securities sale in the ownership of tax payer less then three years but not exceeded 125 000 RUR. At securities selling in the ownership of tax payer during three years and more, the property tax deduction shall be granted in amount received due to securities selling by the tax payer. At the property selling in the aggregate share or aggregate joint ownership corresponding amount of the property tax deduction shall be distributed between owners of this property in proportion to their share or on mutual agreement.	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.

6 Legislative and standard acts regulating the procedure of taxation of the aforementioned profits.	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (with changes and amendments)	

8.9.. Information about the announced (accrued) and paid dividends on the issuer's shares, and income from the issuer's bonds

JSC "Kuzbassenergo" paid dividends on ordinary shares only by results of 2005 year for the last 5 fiscal years. Decision on dividends payment was accepted at the annual general meeting of shareholders on 8 of June 2001 (minutes №7 dd. 08.06.2001). Dividends were accrued in amount of RUR 0, 071 for each ordinary share of the Company in money form in the terms up to 07.09.2001. Total sum of accrued dividends amounted RUR 43037 thousand as for a date of 31.03.2004; total sum paid –RUR 42929 thousand including by the results of years:

2001 - 35189 RUR thousand.;

2002 – 7675 RUR thousand.;

2003 - 65 RUR thousand

The rest of non paid dividends was 108 thousand rubles including:

dead – 37 thousand rubles (successors did not legalize the legacy rights);

legal entities – 71 thousand rubles (dividends accrued to the legal entities were transferred to the settlement accounts indicated in the list of registered persons entitled to receive dividends as for a date of 23.04.2001 granted by the registrator JSC "Specialized registrator "Primula" in accordance with JSC "Kuzbassenergo order. Because of not all persons registered in the company's shareholders register informed the holder of the company's shareholders register on changes in their data, dividends were paid back to the settlement account of JSC 'Kuzbassenergo". As the changes drawing up and banks requisites granting the Company transfers dividends accrued by the results of 2000 to the legal entities

By the results of the year 2001 the general meeting of shareholders of JSC 'Kuzbassenergo" accepted: "not to pay dividends on ordinary shares of the Company by the results of the year 2001 (minutes #10 dd. 21.06.2002). Due to existing financial result by the results of the year 2001 in amount of 2977 thousands rubles. The Board of Directors of JSC "Kuzbassenergo" recommended to annual general meeting of shareholders of the Company to adopt decision not to pay dividends on ordinary shares of the Company.

By the results of the year 2002 the annual general meeting of shareholders of the Company "Kuzbassenergo" accepted the decision: "not to pay dividends on ordinary shares of the Company by the results of the year 2002 " (minutes №11 dd. 02.06.2003).

By the results of the year 2002 the balance loss amounted RUR 53 1606 thousand was beard. In this connection the Board of Directors at their meeting on 16.04.2003 recommended to the general meeting of shareholders not to pay dividends on ordinary shares of the Company by the results of the year 2002.

By the results of 1998, 1999 dividends were not paid due to the procedure of bankruptcy – external control in the Company.

JSC "Kuzbassenergo" did not issue the bonds

8.10. Other information

There is no other information on the issuer and his securities

Appendix 1

Changes and amendments in the Articles of the JSC "Kuzbassenergo" adopted by the decision of the annual General meeting of the shareholders on 24.07.2004.

Article 15: subparagraph 29 paragraph 15.1.:

"29) preliminary approval of the resolution on the conclusion of bargains, connected with gratuitous assignation of the Company or rights of property (requirements) to itself or to the third party; bargains, connected with discharge of property liabilities to itself or to the third party; bargains, connected with gratuitous service (works) of the Company for the third party, in cases (size), defined by some resolutions of the Board of Directors of the Company, and making decisions on conclusions of the bargains by the Company in cases, when the mentioned above cases (size) are not defined".

Article 15: to exclude subparagraph 30 paragraph 15.1.

Article 15: to exclude subparagraph 31 paragraph 15:1.

Article 15: ext. m) subparagraph 37 paragraph 15.1.:

"m) on the establishment of the procedure of payment of compensation to the members of the Board of the Directors and the Auditing Commission".

Article 15: to exclude subparagraph 41 paragraph 15.1.

Article 15: subparagraph 42 paragraph 15.1.:

"42) the Company promotes candidatures to the post of sole executive body and other management bodies, control bodies, and also candidatures to the post of auditor of the organizations, fulfilling the production, transfer, dispatching, distribution and sale of electric and heat energy as well as repair and service work".

Article 15: subparagraph 44 paragraph 15.1.:

"44) the approval of the candidature of an independent valuator (valuators) to define the value of stocks, property and other asset of the Company, in the cases, provided by the FL "On joint-stocks companies", this Articles, and some resolutions of the Board of Directors of the Company".

Article 15: to add subparagraph 46 to paragraph 15.1.:

"46) preliminary approval of the collective contract, agreements, completed by the Company to regulate social-labor relations".

Article 15: to add subparagraph 47 to paragraph 15.1.:

"47) the approval of the candidature to the post of financial consultant, required in accordance with the FL "On securities market".

To add the article 18.1.:

"Article18.1. The Committees of the Board of Directors of the Company.

18.1.1. The Committees of the Board of Directors are formed by the decisions of the Board of Directors.

18.1.2. The Committees of the Board of Directors are established to work up the questions, included in the authority of the Board of Directors, or being studied by the Board of Directors to control the activity of the executive body of the Company, and to work out the needed recommendations to the Board of Directors and the executive body of the Company.

18.1.3. the order of activity, forming, authority and term of the Committees of the Board of Directors is defined by the resolutions of the Board of Directors".

Article 25:

Paragraph 25.8.:

"25.8. If the resolution on one or several items on the agenda of the general meeting of Shareholders is not adopted, in 40 days after the general meeting of Shareholders, where the resolutions on one or several items had not been adopted, the recurring general meeting takes place. Only those non-adopted items are included in the agenda of the general meeting of Shareholders. During this recurring general meeting of the Shareholders, people, who have a right to participate in the general meeting of the Shareholders, are defined in accordance with the list of people, who have a right to participate in the general meeting of the Shareholders, where the resolutions on one or several items on the agenda had not been adopted".

APPENDIX 2

QUARTERLY ACCOUNTING REPORT (without subsidiaries)

BALANCE SHEET

30.06.2004.

		Codes		
	Form № 1 OKUD	0710001		
	Date (year, month, date)	2004	06	30
Intstitution: **JSC "Kuzbassenergo"**	OKPO	105638		
Taxpayer Identification Number	INN	4200000333		
Type of activity: industry	OKVED	40.10.11		
Legal form/ patterns of ownership: **joint-stock**	OKOPF/OKFS	47/41		
Unit: **thousand RUR**	OKEI	384		

Location (address): **30, Kuznetsky prospect, Kemerovo**

ASSETS	Page code.	Beginning of the fiscal period	End of the fiscal period
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets	110	3	3
Including: Right to patents, programs, trade marks (service marks), other similar rights	111	3	3
Organization expenses	112	-	-
Business image of the Company	113	-	-
Other types of intangible assets	114	-	-
NIOKR results	115	-	-
Fixed assets	120	24799990	24034182
Including: Lands and nature management objects	121	571066	570226
Buildings, machines, equipment, constructions	122	24177369	23417696
Other types of fixed assets	123	51555	46260
Incompleted construction	130	1508667	2030299
Including: *Equipment to be installed*	*13001*	175744	257248
Investment in non-circulating assets	*13002*	1332923	1773051
Profitable investment in tangible property	135	10	9
Including: Property to be leased	136	10	9
Property under lease contract	137	-	-
Long-term financial investment	140	207134	267610

Including: Investment in subsidiaries	141	206477	265247
Investment in dependent companies	142	-	-
Investment in other companies	143	657	2363
Loans given to the Company for more than 12 months	144	-	-
Other Long-term financial investment	145	-	-
Deferred tax assets	148	422358	496207
Other non-circulating assets	150	-	-
TOTAL for chapter I	190	26938162	26828310
II. CIRCULATING ASSETS			
Resource	210	1199756	1078798
Including: Raw material, materials an other similar valuable	211	1112373	989072
including:			
black oil	*21101*	62963	49529
coal	*21102*	563794	416528
diesel oil	*21103*	-	-
other fuel	*21104*	-	-
spare parts	*21105*	153922	160793
other raw materials and materials	*21107*	331694	362222
Cattle grown up and fed	212	-	-
Costs in incompleted production	213	865	-
Finished commodity and goods to be resold	214	2523	2308
Shipped goods	215	3064	2955
Future costs	216	80931	74046
Other resource and costs	217	-	10417
VAT on purchased valuable	220	912987	752530
Including: *VAT to buy energy in FWMEP*	*22001*	90498	115850
Accounts receivable (payment is expected to be paid more than in 12 months after the fiscal date)	230	1274740	1190936
Buyers and customers	231	515197	427399
Including:			
Financed from federal budget	*23101*	-	-
Financed from the budgets of subjects of RF	*23102*	-	-
Financed from local budgets	*23103*	-	-
Other buyers and customers	*23104*	515197	427399
Bills receivable	232	672938	672938
Debt of subsidiaries and dependent companies	233	-	-
Advances receivable	234	713	713
Other debtors	235	85892	89886
Accounts receivable (payment is expected to be paid within 12 months after the fiscal date)	240	3466642	3955460
Buyers and customers	241	1591089	1788216
including:			
energy sale through FWMEP within the group	*24101*	-	-
mediators in electrical and heat power	*24102*	-	-
companies, financed from federal budget	*24103*	16626	23345
companies financed from the budgets of subjects of RF	*24104*	3669	1278
companies financed from local budgets	*24105*	254234	466809
other consumers of electrical and heat power	*24106*	1275014	1259736
user fee debt	*24107*	-	-
other buyers and customers	*24108*	41546	37048
Bills receivable	242	-	-
Debt of subsidiaries and dependent companies	243	695624	940965
Debt of members (founders) on contributions to the authorized capital	244	-	-
Advances receivable	245	274828	496079

Including:			
Suppliers of electric and heat power	*24501*	58800	131444
Fuel suppliers	*24502*	65203	72970
Material suppliers	*24503*	26276	39555
Construction companies	*24504*	4444	61112
Repair companies	*24505*	6675	12487
Services suppliers	*24506*	22841	81252
Other advances receivable	*24507*	90589	97259
Other debtors:	246.	906101	730200
Including:			
Penalties, fines under the contracts	*24601*	-	-
Extra tax charge in Federal budget	*24602*	2	35307
Extra tax charge in budgets of subjects of RF	*24603*	260152	148234
Extra tax charge in local budgets	*24604*	159775	58282
Extra charge in state non-budget funds	*24605*	3207	1314
Debt to RAO "UES of Russia" for engineering services	*24607*	-	-
Debt of RAO "UES of Russia" for engineering services	*24608*	-	-
Debt to RAO "UES of Russia" for PIR	*24609*	-	-
Debt of RAO "UES of Russia" for PIR	*24610*	-	-
Other debtors	*24611*	481965	487063
Short-time financial investments	250	5421	73976
Loans given to companies for up to 12 months	251	-	-
Other short-time financial investments	253	5421	73976
Cash assets	260	62187	154992
Including: cash	261	271	316
Settlement accounts	262	61420	153229
Currency account	263	-	-
Other cash assets	264	496	1447
including:			
special accounts in banks	*26401*	276	237
monitory instruments	*26402*	20	505
remittance	*26403*	200	705
Other circulating assets	270	-	-
including:			
intraeconomic calculations on current operations	*27002*	-	-
intraeconomic calculations on construction	*27003*	-	-
intraeconomic calculations on PIR	*27004*	-	-
intraeconomic calculations on sheet of object conservation	*27006*	-	-
intraeconomic calculations on VAT	*27007*	-	-
Other circulating assets	*27005*	-	-
TOTAL for chapter II	290	6921733	7206692
BALANCE	300	33859895	34035002

LIABILITIES	**Page code.**	**Beginning of the fiscal period**	**End of the fiscal period**
1	2	3	4
III. CAPITAL AND RESERVE			
Authorized capital	410	606164	606164
including:			
in privileged shares	*41001*	-	-
in equities	*41002*	606164	606164
Own shares bought out form shareholders	415	-	-
Extra capital	420	24557347	24538444

Calculations for given property	423	-	-
Reserve capital	430	16818	16858
Reserve formed according to the legislation	431	16818	16858
Reserve formed according to basic documents	432	-	-
Purpose financing and taking	450	-	-
Non-distributed profit of previous years	460	563213	584783
Non-covered losses of previous years	465	-	-
Non-distributed profit of the fiscal year	470	-	-
Non-covered losses of the fiscal year	475	-	(157024)
TOTAL for chapter III	490	25743542	25589225
IV. LONG-TERM LIABILITIES			
Loans and credits	510	3000	3000
Bank credits subject to be cancelled in more than 12 months after the fiscal date	511	-	-
loans subject to be cancelled in more than 12 months after the fiscal date	512	3000	3000
Deferred tax liabilities	515	360047	513556
Other long-term liabilities	520	1905431	1825316
Including:			
Account payable of suppliers and contractors	52001	1343020	1339830
Account payable to social funds	52002	146933	145842
including:			
pension fund of RF	*52003*	81597	81530
fund of obligatory medical insurance	*52004*	-	-
employment fund	*52005*	-	-
fund of social insurance	*52006*	-	-
penalties and fines to state non-budget funds	*52007*	65336	64312
account payable to the budget (restructed taxes) *incuding:*	52008	415478	339644
federal budget	*52009*	412236	336342
budgets of subjects of RF	*52010*	2243	2247
local budgets	*52011*	999	1055
account payable on profit tax for the transit period периода	52020	-	-
including:			
federal budget	*52021*	-	-
budgets of subjects of RF	*52022*	-	-
local budgets	*52023*	-	-
other long-term liabilities	52012	-	-
TOTAL for chapter IV	590	2268478	2341872
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	2109851	2210241
Bank credits subject to be cancelled within 12 months after the fiscal date	611	1555161	1484074
loans subject to be cancelled within 12 months after the fiscal date	612	554690	726167
Account payable	620	3677710	3735922
including:			
suppliers and contractors	621	1171418	1339923
including:			
energy suppliers through FWMEP	*62101*	162903	330037
other suppliers of electric and heat power	*62102*	9	9
gas suppliers	*62103*	35137	52152
black oil suppliers	*62104*	2502	5474
coal suppliers	*62105*	170003	184302
suppliers of other power	*62112*	-	-
construction companies	*62106*	146585	78478
repair companies	*62107*	103019	95753

user fee RAO "UES of Russia"	*62108*	371627	371627
debt to the concern Rosenergoatom	*62110*	1075	1075
debt of APP	*62111*	-	-
other suppliers and contractors	*62109*	178558	221016
user fee JSC "SO CDD UES"	*62113*	-	-
user fee JSC "FSK"	*62114*	-	-
Bill payable	622	972822	652536
Debt to subsidiaries and dependent companies	623	81549	93639
Debt on remuneration of labor	624	66846	38366
including:			
current	*62401*	66846	38366
past-due	*62402*	-	-
Debt to state non-budget funds	625	74032	49373
Including:			
pension fund of RF	*62501*	62299	39632
fund of obligatory medical insurance	*62502*	3138	3175
employment fund	*62503*	-	-
fund of social insurance	*62504*	559	1320
penalties and fines to state non-budget funds	*62505*	8036	5246
Tax debt	626	648906	924187
Current debt to the budget	62610	616258	906379
including:			
federal budget	*62601*	385484	360903
budgets of subjects of RF	*62602*	177616	451118
local budgets	*62603*	53158	94358
debt to the budget on profit tax for transit period	62620	32648	17808
including:			
federal budget	*62621*	10202	3710
budgets of subjects of RF	*62622*	19725	12614
local budgets	*62623*	2721	1484
Advances receivable	627	112547	90424
including:			
from consumers of power through FWMEP	*62701*	-	-
from other consumers of energy and power	*62702*	110261	85892
other advances receivable	*62703*	2286	4532
Other creditors	628	549590	547474
Including:			
VAT in non-paid products	*62801*	524544	536452
Debt to non-budget fund NIOKR	*62802*	-	-
Debt to RAO "UES of Russia" for engineering services	*62804*	-	-
Debt of RAO "UES of Russia" for engineering services	*62805*	-	-
Debt to RAO "UES of Russia" for PIR	*62806*	-	-
Debt of RAO "UES of Russia" for PIR	*62807*	-	-
Other creditors	*62808*	25046	11022
Debt to members (founders) on profit payments	630	141	141
Future revenues	640	60173	157601
Reserve for costs to come	650	-	-
Other short-term liabilities	660	-	-
TOTAL for chapter V	690	5847875	6103905
BALANCE	700	33859895	34035002

REFERNCE ON VALUABLES ACCOUNTED ON OFF-BALANCE ACCOUNTS

Index	Page code.	Beginning of the fiscal period	End of the fiscal period
1	2	3	4
Rented fixed assets	910	26369	17921
Including leasing	911	7438	-
inventory holdings taken for storage	920	41432	42178
Goods taken to commission	930	-	-
Write-off in losses the debt of insolvent	940	93533	104033
Fulfillment of liabilities and payments receivable	950	240032	240032
Fulfillment of liabilities and payments payable	960	1665978	1445032
deterioration of housing facilities	970	1830	1830
deterioration of accomplishment objects and other similar objects	980	-	-
Sheets of accountability	990	-	-
Leased fixed assets	992	-	306969
Intangible assets used	995	-	-

PROFIT-AND-LOSS REPORT

		Codes
	Form № 2 OKUD	0710002
30.06. 2004	Date (year, month, date)	
Intstitution: JSC "Kuzbassenergo"	OKPO	105638
Taxpayer Identification Number	INN	4200000333
Type of activity: industry	OKVED	40.10.11
Legal form/ patterns of ownership: **joint-stock**	OKOPF/OKFS	47/41
Unit: **thousand RUR**	OKEI	384

Shipped products

Index	**Page code.**	**For fiscal year**	**For similar period of a previous year**
1	2	3	4
I. receipts and expenditures on usual types of activity			
Gain (net) from sale of goods, products, works, services (with the deduction of VAT, excise-duty, and other obligatory payments)	**010**	**8624369**	**8835660**
Including sales of			
Electric power to domestic consumers	011	6335147	6876750
Electric power to be exported	012	0	0
Heat energy	013	2001573	1721631
User fee (for RAO "UES of Russia")	014	0	0
Other industrial goods, products, works, services	015	281174	199910
Other non-industrial goods, products, works, services	016	6475	37369
Cost price of sold goods, products, works and services	**020**	**7372213**	**7691932**
Including sales of			
Electric power to domestic consumers	021	5629182	6063915
Electric power to be exported	022	0	0
Heat energy	023	1569778	1433246
User fee (for RAO "UES of Russia")	024	0	0
Other industrial goods, products, works, services	025	167559	153017
Other non-industrial goods, products, works, services	026	5694	41754
Gross profit (010-020)	**029**	**1252156**	**1143728**
Commercial expenses	030	941	12454
Management expenses	040	0	0
Profit (loss) from sales (lines (010 - 020 - 030 - 040))	**050**	**1251215**	**1131274**
II. other profits and losses			
Interest receivable	060	462	191
Interest payable	070	96950	138792
Profit from shares in other companies	080	2659	1744
Other operational profit	090	524162	1168111
Other operational expenses	100	782619	1311166
Non-realization profit	120	28087	52086
Non-realization expenses	130	955777	349806
Profit (loss) before taxation (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	**140**	**-28761**	**553642**
Deferred tax assets Отложенные налоговые активы	143	75286	61598
Deferred tax liabilities	144	160397	96610
Current profit tax	145	85455	165825
	146	-38682	40221
Profit tax and other similar obligatory payments	**150**	**131884**	**241058**
Profit (loss) from usual activity (lines 140-150)	**160**	**-160645**	**312584**
III. Gross receipts and expenditures			
Gross receipts	170	8124	4716

Gross expenditures	180	4503	610
Capitalized profit (loss)	184	0	0
Net profit (non-distributed profit (loss) of the fiscal period) (lines 160 + 170 – 180+184)	190	-157024	316690
REFERENCE			
Constant tax assets	195	0	0
Constant tax liabilities	196	232246	67003
REFERENCE:			
Base profit (loss) per share	201	0	0
Watered profit (loss) per share	202	0	0

DECODING OF SOME PROFITS AND LOSSES

Index	Page code.	For fiscal year		For similar period of a previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties and forfeit admitted or court (arbitrage) decision on their collection was made	210	4109	2193	1389	2296
Profit (loss) of past years	220	11639	3711	38012	61448
Payment of damages, caused by non-observance or improper observance of liabilities	230	0	0	0	0
Rate differences on transactions in foreign currency	240	0	2	1	20
Assessments to the evaluative loss reserve	250	-	0	-	0
Writing-off the accounts receivable and account payable, which limitation of action term expired	260	3201	11593	5207	851

APPENDIX 3

Consolidated accounting report for the year 2003

BALANCE SHEET

31 December 2003 (with subsidiaries)

		Codes		
	Form № 1 on OKUD	0710001		
	Date (year, month, date)	2003	12	31
Intstitution: **JSC "Kuzbassenergo"**	OKPO	105638		
Taxpayer Identification Number	INN	4200000333		
Type of activity: industry	OKVED	40.10.11		
Legal form/ patterns of ownership: **joint-stock**	OKOPF/OKFS	47/41		
Unit: **thousand RUR**	OKEI	384		

Location (address): **30, Kuznetsky prospect, Kemerovo**

ASSETS	Page code.	Beginning of the fiscal period	End of the fiscal period
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets	110	3	106
Including: Right to patents, programs, trade marks (service marks), other similar rights	111	3	3
Organization expenses	112	-	103
Business image of the Company	113	-	-
Other types of intangible assets	114	-	-
NIOKR results	115	-	-
Fixed assets	120	23468704	23944517
Including: Lands and nature management objects	121	531181	571066
Buildings, machines, equipment, constructions	122	22877957	23319089
Other types of fixed assets	123	59566	54362
Incompleted construction	130	1781297	1515037
	13001	181649	176445
	13002	1599648	1338592
Including: *Equipment to be installed* *Investment in non-circulating assets*	135	28	10
Profitable investment in tangible property	136	28	10
Including: Property to be leased	137	-	-
Property under lease contract	140	252942	226973
Long-term financial investment	141	155296	155296
Including: Investment in subsidiaries	142	-	-
Investment in dependent companies	143	29833	25833
Investment in other companies	144	16	-
Loans given to the Company for more than 12 months	145	67797	45844
Other Long-term financial investment	148	315836	422948

Deferred tax assets	150	-	-
Other non-circulating assets	190	25818810	26109591
TOTAL for chapter I			
II. CIRCULATING ASSETS			
Resource	210	1202746	1394655
Including: Raw material, materials an other similar valuable	211	1023126	1217278
Cattle grown up and fed	212	-	-
Costs in incompleted production	213	11437	10446
Finished commodity and goods to be resold	214	52516	43959
Shipped goods	215	13637	24621
Future costs	216	102030	98351
Other resource and costs	217	0	0
VAT on purchased valuable	220	750753	998339
Accounts receivable (payment is expected to be paid more than in 12 months after the fiscal date)	230	1368559	1277822
Buyers and customers	231	634467	515197
Bills receivable	232	672938	672938
Debt of subsidiaries and dependent companies	233	-	-
Advances receivable	234	1176	713
Other debtors	235	59978	88974
Accounts receivable (payment is expected to be paid within 12 months after the fiscal date)	240	2326167	2948907
Buyers and customers	241	1602483	1748980
Bills receivable	242	0	0
Debt of subsidiaries and dependent companies	243	0	0
Debt of members (founders) on contributions to the authorized capital	244	0	0
Advances receivable	245	482040	345111
Other debtors	246	241644	854816
Short-time financial investments	250	107352	81740
Loans given to companies for up to 12 months	251	10804	0
Other short-time financial investments	253	96548	81740
Cash assets	260	188291	84425
Including: cash	261	222	323
Settlement accounts	262	186308	83385
Currency account	263	0	0
Other cash assets	264	1761	717
Other circulating assets	270	-	-
TOTAL for chapter II	290	5943868	6785888
BALANCE	300	31762678	32895479

LIABILITIES	**Page code.**	**Beginning of the fiscal period**	**End of the fiscal period**
1	2	3	4
III. CAPITAL AND RESERVE			
Authorized capital	410	606164	606164
Own shares bought out form shareholders	415	-	-
Extra capital	420	23674142	23605563
Reserve capital	430	17428	17455
Reserve formed according to the legislation	431	17428	17455
Reserve formed according to basic documents	432	-	-
Purpose financing and taking	450	-	-

Non-distributed profit of previous years	460	409816	453407
Non-covered losses of previous years	465	-	-
Non-distributed profit of the fiscal year	470	-	20575
Non-covered losses of the fiscal year	475	-	-
TOTAL for chapter III	490	24707550	24703164
FOR CONSOLIDATED ACCOUNTING			
Business image of subsidiaries	495	-	-
Minority interest	500	45864	42085
IV. LONG-TERM LIABILITIES			
Loans and credits	510	5541	3000
Bank credits subject to be cancelled in more than 12 months after the fiscal date	511	-	-
loans subject to be cancelled in more than 12 months after the fiscal date	512	5541	3000
Deferred tax liabilities	515	166660	360331
Other long-term liabilities	520	2511733	1905431
TOTAL for chapter IV	590	2683934	2268762
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	1531622	1672161
Bank credits subject to be cancelled within 12 months after the fiscal date	611	1408515	1555161
loans subject to be cancelled within 12 months after the fiscal date	612	123107	117000
Account payable	620	2722496	4146023
including: suppliers and contractors	621	721131	1215200
Bill payable	622	717638	1341168
Debt to subsidiaries and dependent companies	623	-	-
Debt on remuneration of labor	624	85507	83249
Debt to state non-budget funds	625	88120	96158
Tax debt	626	412199	686544
Advances receivable	627	166025	129062
Other creditors	628	531866	594642
Debt to members (founders) on profit payments	630	1986	141
Future revenues	640	69226	63143
Reserve for costs to come	650	-	-
Other short-term liabilities	660	-	-
TOTAL for chapter V	690	4325330	5881468
BALANCE	700	31762678	32895479

REFERNCE ON VALUABLES ACCOUNTED ON OFF-BALANCE ACCOUNTS

Index	Page code.	Beginning of the fiscal period	End of the fiscal period
1	2	3	4
Rented fixed assets	910	109610	150058
Including leasing	911	-	7438
inventory holdings taken for storage	920	50372	53686
Goods taken to commission	930	-	-
Write-off in losses the debt of insolvent	940	68266	109998
Fulfillment of liabilities and payments receivable	950	244531	240032
Fulfillment of liabilities and payments payable	960	2657017	1665978
deterioration of housing facilities	970	6151	1868
deterioration of accomplishment objects and other similar objects	980	-	-

Sheets of accountability	990	-	-
Leased fixed assets	992	-	-
Intangible assets used	995	-	-

PROFIT-AND-LOSS REPORT

		Codes
	Form № 2 OKUD	0710002
31 December 2003	Date (year, month, date)	
Intstitution: JSC "Kuzbassenergo"	OKPO	105638
Taxpayer Identification Number -	INN	4200000333
Type of activity: industry	OKVED	40.10.11
Legal form/ patterns of ownership: joint-stock	OKOPF/OKFS	47/41
Unit: thousand RUR	OKEI	384

Shipped products

Index	Page code.	For fiscal year	For similar period of a previous year
1	2	3	4
I. receipts and expenditures on usual types of activity			
Gain (net) from sale of goods, products, works, services (with the deduction of VAT, excise-duty, and other obligatory payments)	010	17344779	15052123
Cost price of sold goods, products, works and services	020	15632147	13160333
Gross profit	029	1712632	1891790
Commercial expenses	030	19819	16498
Management expenses	040	10091	7716
Profit (loss) from sales (lines (010 - 020 - 030 - 040))	050	1682722	1867576
II. Other profits and losses			
Interest receivable	060	779	330
Interest payable	070	266405	203023
Profit from shares in other companies	080	0	452
Other operational profit	090	3428674	3800326
Other operational expenses	100	3507275	5085745
Non-realization profit	120	121433	117231
Non-realization expenses	130	920790	735613
Profit (loss) before taxation (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 - 130)	140	539138	-238466
Profit tax and other similar obligatory payments	150	519666	185241
Profit (loss) from usual activity (lines 140-150)	160	19472	-423707
III. Gross receipts and expenditures			
Gross receipts	170	4871	9595
Gross expenditures	180	3768	6568
Capitalized profit (loss)	184	0	0
Net profit (non-distributed profit (loss) of the fiscal period) (lines 160 + 170 – 180+184)	190	20575	-420680
REFERENCE			
Constant tax assets	195	0	0
Constant tax liabilities	196	223127	78417
REFERENCE:			
Base profit (loss) per share	201	0	0
Watered profit (loss) per share	202	0	0

DECODING OF SOME PROFITS AND LOSSES

Index	Page code.	For fiscal year	For similar period of a previous year

		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties and forfeit admitted or court (arbitrage) decision on their collection was made	210	1296	6918	27356	10208
Profit (loss) of past years	220	51032	127960	54974	30792
Payment of damages, caused by non-observance or improper observance of liabilities	230	0	0	0	0
Rate differences on transactions in foreign currency	240	1	30	233	239
Assessments to the evaluative loss reserve	250	-	0	-	0
Writing-off the accounts receivable and account payable, which limitation of action term expired	260	31300	37918	3257	3944

REPORT ON CHANGES OF THE CAPITAL

	Codes
Form № 3 OKUD	0710003
Date (year, month, date)	2003 . 12 31
OKPO	105638
INN	4200000333
OKVED	4.10.11
OKOPF/OKFS	47/41
OKEI	384

for **2003**

Intstitution: JSC **"Kuzbassenergo"**

Taxpayer Identification Number

Type of activity: industry

Legal form/ patterns of ownership: **joint-stock**

Unit: **thousand RUR**

Address: 30, Kuznetsky prospect, Kemerovo

Index		Authorized capital	Extra capital	Reserve capital	Non-distributed profit (uncovered loss)	Total
Name	Code					
1	2	3	4	5	6	7
Remains on 31 December of the year preceding the previous one	010	606164	14937869	14013	1100383	16658429
2002 (previous year) Changes in account policy	020	x	x	x	-	0
Result of revaluation of the objects of fixed assets	030	x	4740396	x	-13	4740383
Changes in the rules of the accounting	031	x	219741	x	-219741	0
Remains on 1 January of the previous year	040	606164	19898006	14013	880629	21398812
Result of recalculation of foreign currencies	050	x	-	x	x	0
Net profit	060	x	x	x	-574913	-574913
Dividends	070	x	x	x	-	0
Assessments to the reserve fund	080	x	x	3209	-3364	-155
Increase of amount of the capital due to:	090	0	64162	-	35814	99976
Extra issue of shares	091	-	x	x	x	0
Increase of nominal value of shares	092	-	x	x	x	0
Reorganization of legal entity	093	-	x	x	-	0
Other	094	-	64162	x	35814	99976
Decrease of authorized capital due to:	100	0	-35871	0	-94548	-130419
Decrease of face-value of shares	101	-	x	x	x	0
Reduction of share's amount	102	-	x	x	x	0
Reorganization of legal entity	103	-	x	x	-	0
Other	109	-	-35871	0	-94548	-130419
Remains on 31 December of the previous year	110	606164	19926297	17222	240525	20790208
2003 (fiscal year) Changes in account policy	120	x	x	x	-	0
Result of revaluation of the objects of fixed assets	130	x	3892502	x	-284	3892218
Changes in the rules of the accounting	131	x	-144657	206	169575	25124
Remains on 1 January of the previous year	140	606164	23674142	17248	409816	24707550
Result of recalculation of foreign currencies	150	x	-	x	x	0

Net profit	160	x	x	x	20575	20575
Dividends	170	x	x	x	-	0
Assessments to the reserve fund	180	x	x	-	-	0
Increase of amount of the capital due to:	190	0	-68579	0	72861	4282
Extra issue of shares	191	-	x	x	x	0
Increase of nominal value of shares	192	-	x	x	x	0
Reorganization of legal entity	193	-	x	x	-	0
Other	199	-	-68579	-	72861	4282
Decrease of capital due to:	200	0	0	0	-29243	-29243
Decrease of face-value of shares	201	-	x	x	x	0
Reduction of share's amount	202	-	x	x	x	0
Reorganization of legal entity	203	-	x	x	-	0
Other	209	-	-	-	-29243	-29243
Remains on 31 December of the fiscal year	210	606164	23605563	17455	473982	24703164

II. RESERVES

Index		Remains	Received	Used	Remains
Name	Code				
1	2	3	4	5	6
Reserves formed according to the legislation					
Data of the previous year	220	14013	3209	-	17222
Data of the fiscal year	230	17222	233	-	17455
Reserves formed according to the base instruments					
Data of the previous year	240	-	-	-	0
Data of the fiscal year	250	-	-	-	0
Evaluating reserves: reserve on doubtful debts					
Data of the previous year	260	-	189752	-	189752
Data of the fiscal year	270	189752	146300	189752	146300
Reserve for devaluation of financial investment					
Data of the previous year	280	-	-	-	0
Data of the fiscal year	290	-	-	-	0
Reserve on liabilities arisen as a result of recognition of activity to be phased down					
Data of the previous year	300	-	-	-	0
Data of the fiscal year	310	-	-	-	0
Reserve formed as a result of conditional facts of economic activity					
Data of the previous year	320	-	-	-	0
Data of the fiscal year	330	-	-	-	0
Reserve for the decrease of valuable costs					
Data of the previous year	340	-	-	-	0
Data of the fiscal year	350	-	-	-	0

Other					
Data of the previous year	360	-	-	-	0
Data of the fiscal year	370	-	-	-	0
Reserves of future expenses:					
Reserve on payment of remuneration by the results of the year					
Data of the previous year	380	-	-	-	0
Data of the fiscal year	390	-	-	-	0
Reserve for payment for vacation time (including assessments)					
Data of the previous year	400	-	-	-	0
Data of the fiscal year	410	-	-	-	0
Reserve for the payment of annual remuneration for long service					
Data of the previous year	420	-	-	-	0
Data of the fiscal year	430	-	-	-	0
Reserve on the repair of fixed assets					
Data of the previous year	440	-	1593842	1593842	0
Data of the fiscal year	450	-	1703368	1703368	0
Other					
Data of the previous year	460	-	-	-	0
Data of the fiscal year	470	-	-	-	0

REFERENCES

Index		Remains at the beginning of the year		Remains at the end of the year	
Name	Code				
1	2	3		4	
1) net assets	480	24776776		24766307	
		From the budget		From non-budget funds	
		For fiscal period	For the previous year	For fiscal period	For the previous year
		3	4	5	6
2) for expenses on usual types of activity – received, total	490	0	0	0	0
Including:					
	491				
	492				
Capital investment in non-circulating assets	500	0	0	0	0
Including:					
	501				
	502				

REPORT ON CASH FLOW

		Codes		
	Form № 4 OKUD	0710004		
For **2003**	Date (year, month, date)	2003	12	31
Intstitution: **JSC "Kuzbassenergo"**	OKPO	105638		
Taxpayer Identification Number	INN	4200000333		
Type of activity: industry	OKVED	40.10.11		
Legal form/ patterns of ownership: **joint-stock**	OKOPF/OKFS	47/41		
Unit: **thousand RUR**	OKEI	384		

Index		For the fiscal year	For the similar period of the previous year
Name	Code		
1	2	3	4
Remains of cash assets at the beginning of the fiscal year	010	188060	116303
Cash flow on the current activity Cash received from customers, buyers	020	19406118	16289610
Taking of the procured foreign currency	030	7191	72358
Taking on the force-majeure	040	-	-
Cash taking from the account within the Company	045	25907440	22295615
Other receipts (taking)	050	296827	65693
Cash assets aimed at:			
Payment for the procured goods, works, services, raw materials and other circulating assets.	150	(11670203)	(9850375)
Remuneration of labor	160	(1520121)	(1433505)
Payment of dividends, interest	170	(65)	(8802)
Tax payment	180	(3007964)	(2616446)
Force-majeure payments	181	-	-
Assessments from account to account within the company	182	(25907440)	(22295615)
Social payments	183	(87964)	(63963)
Other expenditures (payment)	190	(2466377)	(1818814)
Net cash assets from current activity	200	957442	635756
Cash flow on the investment activity Gain from sale of the objects of fixed assets and other non-circulating assets	210	279144	594505
Gain from sale of securities and other financial investment	220	379530	241953
Dividends receivable	230	-	452
Interest receivable	240	45	1605
Money from payment of loans given to other companies	250	600	-
Other earnings	260	-	-
Acquisition of subsidiaries	280	-	-
Procurement of the objects of fixed assets, profitable investment and intangible assets	290	(1010612)	(1290543)
Procurement of securities and other financial investment	300	(616301)	(418770)
Loans given to other companies	310	(600)	-
Other expenditures	320	-	-
Net cash assets from investment activity	340	(968194)	(870798)
Cash flow on the financial activity Earnings from share emission and other share documents	350	-	-
Earnings from loans and credits given to other companies	360	6114614	2377857
Earnings from purpose financing	370	-	-
Other receipts	380	-	-
Payment of loans and credits (at even)	390	(5971614)	(1911616)

Payment of liabilities on financial lease	400	-	-
Other expenditures	405	(236324)	(159442)
Net cash assets from the financial activity	410	(93324)	306799
Net increase (decrease) of cash assets and their equivalents	420	(104076)	71757
Remains of cash assets at the end of the fiscal year	430	83984	188060
Rate of impact caused by the difference between foreign currency and ruble rate of exchange	440	-	-

APPENDIX TO THE BALANCE SHEET

		Codes		
	Form № 5 OKUD	0710005		
for 2003	Date (year, month, date)	2003	12	31
Intstitution: JSC "Kuzbassenergo"	OKPO	105638		
Taxpayer Identification Number	INN	4200000333		
Type of activity: industry	OKVED	40.10.11		
Legal form/ patterns of ownership: joint-stock	OKOPF/OKFS	47/41		
Unit: thousand RUR	OKEI	384		

1. BORROWED FUNDS FLOW

Index		At the beginning of the fiscal year	Entered	Quitted	At the end of the fiscal year
Name	Code				
1	2	3	4	5	6
Objects of intellectual property (exclusive rights to the results of intellectual activity)	010	4	0	0	4
Including : the industrial patent, design patent, model patent	011	-	-	-	0
Computer programs, data base	012	-	-	-	0
Trade mark, service mark, place of goods origin	014	4	-	-	4
Organizational costs	020	-	103	-	103
Business image of the company	-	-	-	-	0
Other	040	-	-	-	0
Total	045	4	103	-	107

Index		At the beginning of the fiscal year	At the end of the fiscal year
Name	Code		
1	2	3	4
Depreciation of intangible assets – total	050	1	1

Fixed assets

Index		At the beginning of the fiscal year	Entered	Quitted	At the end of the fiscal year Name
Name	Code				
1	2	3	4	5	6
Buildings	110	8891678	181358	164352	8908684
Constructions and transfer units	111	24604546	550941	117926	25037561
Machines and equipment	112	29834482	1495033	298853	31030662
Vehicle	113	266659	38558	10319	294898
production and household equipment	114	81878	22156	18649	85385
plough cattle	115	-	-	-	0
Productive cattle	116	-	-	-	0
Permanent plantings	117	341	-	-	341
Other types of fixed assets	118	11799	-3519	1146	7134
Lands and objects of nature management	119	521181	39948	63	571066

Capital investment in land improvement	120	-	-	-	0
Total	130	64222564	2324475	611308	65935731

Index		At the beginning of the fiscal year	At the end of the fiscal year
Name	Code		
1	2	3	4
Depreciation of fixed assets – total	140	40753860	41991214
Including: buildings and constructions	141	1965036	20045372
Machines, equipment, vehicle	142	21063372	21907344
Other	143	34452	38498
Leased fixed assets – total	150	424166	837244
Including :			
buildings and constructions	151	288077	475343
Machines, equipment, vehicle	152	101280	325086
Other	153	34809	36815
Objects of fixed assets converted to conservation	155	108081	104684
Leased objects of fixed assets – total	160	163533	608346
Including			
buildings and constructions	161	-	-
Machines, equipment, vehicle	162	58457	485113
Other	163	105076	123233
Property used and being in the process of state registration	165	96217	39745
	Code	At the beginning of the fiscal year	At the end of the fiscal year
Reference	2		
Result of revaluation of the objects of fixed assets:	170	3892218	4740383
Original (replacement) cost	171	12085980	16282514
Depreciation	172	8193762	11542131
Change in cost of the objects of fixed assets as a result of extra construction, equipment, reconstruction, partial liquidation	Code	At the beginning of the fiscal year	At the end of the fiscal year
	2	3	4
	180	1284653	1532428

Income investment in tangible property

Index		At the beginning of the fiscal year	Entered	Quitted	At the end of the fiscal year Name
Name	Code				
1	2	3	4	5	6
Property to be leased	210	-	-	-	0
Property given under the lease contract	220	-	-	-	0
Other	230	29	-	16	13
Total	240	29	0	16	13

	Code	At the beginning of the fiscal year	At the end of the fiscal year.
1	2	3	4

Depreciation of income investment in tangible property	250	1	3

Costs on research engineering, experimental development, and technological works

Types of works		At the beginning of the fiscal year	Entered	Written-off	At the end of the fiscal year
Name	Code				
1	2	3	4	5	6
Total	310	0	18081	14964	3117
including:					
Work out of technical documentation	311	-	6007	4968	1039
	312	-	-	-	0
Other	313	-	12074	9996	2078

Reference	Code	At the beginning of the fiscal year	At the end of the fiscal year
Costs on incompleted research engineering, experimental development, and technological works			
	2	3	4
	320	-	1039
Costs on research engineering, experimental development, and technological works which did not bring positive results	Code	At the beginning of the fiscal year	At the end of the fiscal year
	2	3	4
	330	3985	1027

Costs on natural resources development

Types of works		At the beginning of the fiscal year	Entered	Written-off	At the end of the fiscal year
Name	Code				
1	2	3	4	5	6
Costs on natural resources development – total	410	0	0	0	0
Including:					
	411	0	0	0	0
	412	0	0	0	0
	413	0	0	0	0

Reference	Code	At the beginning of the fiscal year	At the end of the fiscal year
Costs on the interior of the Earth, incompleted search and evaluation of the fields, exploration and (or) hydro geological search and other similar works	420	-	-
Costs on natural resources development referred to non-realization costs as giving no results in the fiscal	430	-	-

Financial investment

Index		Long-term		Short-term	
Name	Code	At the beginning of the fiscal year	At the end of the fiscal year	At the beginning of the fiscal year	At the end of the fiscal year
1	2	3	4	5	6
Investment in authorized (pooled) capital of other companies – total	510	185129	181129	0	0
Including: subsidiaries and dependent companies	511	155296	155296	0	0
State and municipal securities	515	0	0	0	0
Securities of other companies – total	520	67797	45844	96548	81740
Including debt securities (bonds, bills)	521	67797	45844	96548	81740
Loans given	525	16	0	10804	0
Deposits	530	0	0	0	0
Other	535	0	0	0	0
Total	540	252942	226973	107352	81740
Financial investment from total sum which have current market value: Investment in authorized (pooled) capital of other companies	550	0	0	0	0
Including: subsidiaries and dependent companies	551	0	0	0	0
State and municipal securities	555	0	0	0	0
Securities of other companies – total	560	0	0	0	0
Including debt securities (bonds, bills)	561	0	0	0	0
Other	565	0	0	0	0
Total	570	0	0	0	0
Reference Financial investment which have the current market value, change in cost as a result of the correction of evaluation	580	0	0	0	0
Debt securities, difference between the original cost and net cost is referred to the financial result of the fiscal year	590	0	0	0	0

Accounts receivable and account payable

Index		Remains at the beginning of the fiscal year	Remains at the end of the fiscal year
Name	Code		
1	2	3	4
Accounts receivable:			
Short-term – total	610	2326167	2948907
Including: Settlement with buyers and clients	611	1602483	1748980
Advances given	612	482040	345111
Other	613	241644	854816
Long-term – total	620	1368559	1277822
Including:			
Settlement with buyers and clients	621	634467	515197
Advances given	622	1176	713
Other	623	732916	761912
Total	630	3694726	4226729
Account payable:			

Short-term – total	640	4254118	5818184
Including:			
Settlement with suppliers and contractors	641	721131	1215200
Advances given	642	166025	129062
Tax payment	643	412199	686544
Credits	644	1408515	1555161
Loans	645	123107	117000
Other	646	1423141	2115217
Long-term – total	650	2517274	1908431
Including Settlement with suppliers and contractors	651	1906402	134020
Tax payment	652	412606	415478
Credits	653	-	-
Loans	654	5541	3000
Other	655	192725	146933
Total	660	6771392	7726615

Costs on usual activity (elements of costs)

Index		For the fiscal year	For the previous year
Name	Code		
1	2	3	4
Financial costs	710	8173054	5971933
Costs on remuneration of labor	720	1322478	1134014
Assessments to social needs	730	429702	373131
Depreciation	740	1672899	1412523
Other costs	750	4063924	4292946
Total on elements of costs	760	15662057	13184547
Change in remains (increase [+], decrease [-]):			
Incompleted production	765	-991	-1603
Costs of future periods	766	-3679	96262
Reserve of future costs	767	0	0

Maintenance

Index		Remains at the beginning of the fiscal year	Remains at the end of the fiscal year
Name	Code		
1	2	3	4
Received – total	810	244531	240032
Including:			
Bills	811	244531	240032
Pawned property	820	0	0
Including:			
Objects of fixed assets	821	0	0
Securities and other financial investment	822	0	0
Other	823	0	0
Paid – total	830	2675017	1665978
Including:			
Bills	831	0	0
Pawned property	840	2675017	1665978
Including:			

Objects of fixed assets	841	1410620	64142
Securities and other financial investment	842	10000	0
Other	843	1254397	1601836

National assistance

Index		Fiscal period	For the similar period of the previous year
Name	Code		
1	2	3	4
Budget funds received in the fiscal year – total	910	0	0
Including:			
	911		
	912		

		At the beginning of the fiscal period	Received for the fiscal period	Returned for the fiscal period	At the end of the fiscal period
1	2	3	4	5	6
Budget credits – total	920	0	0	0	0
including:	921				
	922				

Explanatory note to the accounting report for the year 2003 – digest

CONTENT

1. General provision
2. Account policy
   2.1. The basis of the drawing up
   2.2. Asset and liabilities in foreign currencies
   2.3. Short-term and long-term assets and liabilities
   2.4. Intangible assets
   2.5. fixed assets
   2.6. investment in shares
   2.7. Debt Instruments
   2.8. Inventory
   2.9. Incompleted production
   2.10. Expenditures of future periods
   2.11. The debt of buyers and customers
   2.12. The reserves of forthcoming expenditures
   2.13. The acknowledgement of receipt
   2.14. Surplus and reserve capital
   2.15. Changes in the account policy
   2.16. Comparative data
3. Disclosure of the essential indexes of the accounting report
   3.1 fixed assets
   3.2 Incompleted construction
   3.3 Long-term financial investment
   3.4 Inventory
   3.5 The debt of buyers and customers
   3.6 Other long-term liabilities
   3.7 Short-term account payable
   3.8 Surplus capital
   3.9 Shares of the Company
   3.10 National assistance
   3.11 Principle subsidiaries and dependent companies
   3.12 Bargaining transaction (barter)
   3.13 Receipts and expenditures on usual types of activity
   3.14 Other operational receipts and expenditures
   3.15 Other non-realization receipts and expenditures
   3.16 Taxes
   3.17 Results of force-majeur
   3.18 The phased out activity
   3.19 Profit per share
   3.20 Affiliated persons
   3.21 Segment information
   3.22 Events after the fiscal date
   3.23 Contingent liabilities

1. General provision

This explanatory note is drawn up according the accounting report of the Group. The JSC "Kuzbassenergo" owns shares of the following subsidiaries:

№	Subsidiary	Share in the authorized capital
1	JSC "Prokopievskenergo"	60 %
2	JSC "IPC "Vodokanal"	74,5 %
3	JSC "Kuzbasshydroenergostroi"	100 %
4	"Bill Center Kuzbassenergo", ltd.	100 %
5	"Sbytenergo", ltd.	100 %
6	JSC "Andreevskoe"	100 %
7	"Supervolokno", ltd.	60 %

The following companies are excluded from the consolidated accounting report of the group for 2003 due to the removal of the JSC "Kuzbassenergo" form taking decisions on these companies (due to the introduction of the procedure of bankruptcy):

Subsidiary	Share in the authorized capital
JSC "Kuzbasshydroenergostroi"	100 %
JSC "Andreevskoe"	100 %
"Supervolokno", ltd.	60 %

Kuzbass joint stock company of energy and electrification (JSC "Kuzbassenergo") deals with:

- production of electric and heat energy;
- transmission of electric and heat energy;
- delivery (sale) electric and heat energy according to fixed tariffs and dispatching schemes electric and heat output load

renders services:

- realization of energy to energy supplying companies;
- means of communication, including electrical communication;
- transmission of passengers, loads by motor vehicle;
- medical care, including facilities in sanatoria and health resorts

performs:

- capital repair;
- technical reequipment;
- reconstruction and development of regional power system;
- mounting, repair of the energy objects, electric and heat energy equipment;
- maintenance of good performance of electric and heat networks;
- exploitation, mounting, repair of boilers buckets under pressure, steam and water pipelines;
- exploitation of energy equipment in accordance with current standard requirements;
- timely and proper repair of energy equipment;
- technical reequipment and reconstruction of energy objects;
- maintenance of good performance of electric and heat networks;
- activity on exploitation of electric and heat networks;
- storage of oil and its treated products.

JSC "Kuzbassenergo" consists of 7 subsidiaries, it has no dependent companies.

JSC "Kuzbassenergo" was established by the decision of the Committee on state property control of Kemerovo region dd.21.09.93 # 330 and Regulations of Kemerovo dd.30.12.93 # 345 on turning the state enterprise POEE "Kuzbassenergo" into Kuzbass joint stock company energy and electrification.

JSC "Kuzbassenergo" was registered on 30.12.93, address: 650099, 30, Kuznetsky prospect, Kemerovo.

JSC "Kuzbassenergo" has the representative office in Moscow, it is not a legal entity and acts under the Regulations approved by the Board of Directors of the Company.

It has affiliated companies:

- Tom-Usinskaya GRES;
- Belovskaya GRES;
- Yuzhno-Kuzbasskaya GRES;
- Kemerovskaya GRES;
- Western-Siberian TETS;
- Kuznetskaya TETS;
- Novo-Kemerovskaya TETS;
- Kemerovskaya TETS;
- Northern network systems;
- Eastern network systems;
- Central network systems;
- Southern network systems;
- Department of heat network;
- Energosbyt;
- Motor transport company;
- 103d VOCR detachment;
- Petrovskaya TETS;
- MSD "Health Center "Energetic"
- Kuzbassenergosvyaz;
- "Mainline network systems" of JSC "Kuzbassenergo"

The number of staff of the JSC "Kuzbassenergo" at 31.12.2003 was 16304 people (at 31.12.2002 – 16334 people)

Shares of JSC "Kuzbassenergo" are rated in Russian trade system.

The members of the Boards of Directors of the JSC "Kuzbassenergo":

1.Abyzov Mikhail Anatolievich – the Chairman of the Board of Directors, JSC RAO "UES of Russia", deputy Chairman of the Management Board of JSC RAO "UES of Russia"

2.Vagner Andrei Alexandrovich – member of the Board of Directors, JSC RAO "UES of Russia", Chief of the Department of power stations;

3.Mazikin Valentin Petrovich - member of the Board of Directors, Administration of Kemerovo region, First Deputy Governor of Kemerovo region

4.Malofeev Konstantin Valerievich - member of the Board of Directors, JSC JSCB "MDM Bank", Chief of the Department of corporate finance

5.Mikhailov Sergey Nikolaevich - member of the Board of Directors, JSC "Kuzbassenergo", Director General

6.Kulakov Andrei Valentinovich - member of the Board of Directors, Representative office of JSC RAO "UES of Russia" on control over joint stock companies in Siberian part of Russia "Siberiaenergo", Director General.

7.Negomedzyanov Alexander Alexandrovich - member of the Board of Directors, JSC RAO "UES of Russia", Chief of the Department of user fee.

8.Ogorodnov Sergei Yurievich - member of the Board of Directors, JSC JSCB "MDM Bank", Deputy Chief of the Department of investment products of the Investment Department, Deputy Chief of the Department of corporate finance of the Investment Bank Department;

9.Platonov Vladimir Yurievich - member of the Board of Directors, JSC RAO "UES of Russia", Deputy Chairmen of the Management Board of JSC RAO "UES of Russia" – Chief of the Department of economic security and regime;

10.Skuratov Dmitry Yurievich - member of the Board of Directors, JSC JSCB "MDM Bank", senior expert of the department of share capital market of the Department of corporate finance of the Investment Bank Department;

11. Starchenko Alexander Grigorievich - member of the Board of Directors, JSC JSCB "MDM Bank", Deputy Director of the Department of corporate finance of the Investment Bank Department.

The members of the Management Board of the JSC "Kuzbassenergo":

1. Mikhailov Sergei Nikolaevich – Chairman of the Management Board, Director General;
2. Grebennikov Alexei Antonovich – Member of the Management Board, First Deputy Director General on general matters;
3. Ivanov Boris Ivanovich - Member of the Management Board, Deputy Director General on fuel supply;
4. Erofeev Alexander Kupriyanovich - Member of the Management Board, First Deputy Director General on corporate governance;
5. Blagodyr Ivan Valentinovich - Member of the Management Board, First Deputy Director General on finance and production maintenance;
6. Nesvetailov Vasily Fedorovich - Member of the Management Board, Deputy Director General on energy sales;
7. Kinzburg Boris Avramovich - Member of the Management Board, Deputy Director General on production – technical Director.

The members of the Revision Committee of the JSC "Kuzbassenergo":

1. Sidorov Sergei Borisovich – Chairman of the Revision Committee, JSC RAO "UES of Russia", Chief of the Department of financial audit;
2. Morozov Mikhail Afanasievich – Member of the Revision Committee, JSC RAO "UES of Russia", Chief of the devision of the Department of financial audit;
3. Burmistrova Ekaterina Vladimirovna - Member of the Revision Committee, the representative office of JSC RAO "UES of Russia" on control over joint stock companies in Siberian part of Russia "Siberiaenergo", adviser on work of revision committees.
4. Sanzharevsky Vsevolod Vsevolodovich - Member of the Revision Committee, JSC "Kuzbassenergo", Chief of the Department of control and analysis;
5. Glagoleva Anna Anatolievna - Member of the Revision Committee, the representative office of JSC RAO "UES of Russia" on control over joint stock companies in Siberian part of Russia "Siberiaenergo", adviser on work of revision committees.

2. Account policy

2.1. The basis of the drawing up

Account keeping and drawing up of the accountability of the Company is carried out in accordance with the norms set by the Federal Law from 21.11.1996 (ed. 30.06.2000) #129-FL "On accounting reports" , Regulations on accounting reports "Account policy of the Company" PBU 1/98, approved by the order of The Ministry of Finance of Russian Federation dd. 09.12.1998 # 60 n, Regulation on accounting keeping in Russian Federation, approved by the order of the Ministry of Finance of Russian Federation dd. 20.07.1998. (ed. 24.03.2000) # 34n, by the order of the JSC "Kuzbassenergo" dd.31.12.2002 # 469 "On organization of accounting reports and adoption of the account policy in the JSC "Kuzbassenergo" for 2003"

Assets and liabilities of the Company are evaluated in the accounting report as actual expenses on their procurement.

2.2 Asset and liabilities in foreign currencies

On accounting of the economic transactions in foreign currency, the official ruble rate on the day of the conducting of a transaction was used. Assets and liabilities, which cost is in foreign currency, are reflected in the accounting in sums calculated on the basis of the ruble rate on 31.12.2003 that made RUR 29,45 for USD 1.

The differences in rates of exchange arisen during the year as a result of the transactions with assets and liabilities, as well as during the recalculation on 31.12.2003, are referred to the financial result with its reflection in non-realization receipts and expenditures.

2.3. Short-term and long-term assets and liabilities

Assets and liabilities are referred to the short-term ones in the balance sheet, if the time period of their circulation lasts no longer than 12 months since the reporting date. Any other assets and liabilities are presented in the accounting as long-term ones.

2.4. Intangible assets

Intangible assets reflect exclusive rights of the Company to the trade mark and organizational costs.

Depreciation of intangible assets is accrued with the linear method reasoning from the following terms of usage:

- Rights to the trade mark – 10 years

Intangible assets are shown in the balance sheet at original cost with the deduction of depreciation accumulated during the time of exploitation.

In 2003 organizational costs of "Television Center of Kemerovo "Tom", ltd. which is part of the subsidiary "Bill Center", ltd. , in sum of RUR 103 thousand are connected with the participation in the competition for the license to open the channel in Moscow. Organizational costs are fixed by the contract with Scientific Center "Telecommunication", ltd. on drawing up of the business plan and the concept of broadcast for participation in the competition in MP TR RF.

2.5. Fixed assets

Fixed assets include lands, buildings, machines, equipment, vehicle and other objects which time period of exploitation is more than 12 months.

The objects of fixed assets are accepted to accounting on actual expenses on procurement (construction).

On 01.01.2003 the Company revalued fixed assets reasoning from the market value having attracted an independent valuer and defined their total replacement cost.

The sum of increase (decrease) of cost of the objects and accumulated depreciation are referred to increase (decrease) of surplus capital and increase (decrease) of non-distributed profit (uncovered loss).

The depreciation of fixed assets is accrued by the linear method:

- The depreciation of the objects of fixed assets, taken on accounting before 01.01.2002, is accrued in accordance with the norms approved by the Government of the USSR Council of Ministers from 22.10.1990 № 1072;
- The depreciation of the objects of fixed assets, taken on accounting since 01.01.2002, is accrued in accordance with the Regulation of the Government of RF from 01.01.2002 № 1 "About the classification of fixed assets included in depreciation groups".

The origin (replacement) cost of fixed assets on 01.01.2003 for the JSC "Kuzbassenergo" made RUR 64 222 564 thousand.

The origin (replacement) cost of fixed assets increased by 2,6% and made RUR 65 935 731 thousand during the year:

a) Increased by RUR 2 324 475 thousand due to:

- Introduction of the objects of fixed assets (extra equipment, reconstruction, technical reequipment without mounting)	RUR 2 243 055 thousand
- gratuitously accepted fixed funds, from lease buy out of lands	RUR 62 832 thousand
- introduction of the objects of fixed assets at the cost of RUR 10000 thousand	RUR 18 588 thousand

b) decreased by RUR 611 308 thousand due to:

- liquidation	RUR 396 274 thousand
- realization, gratuitous transfer, other disposal (shortage at the stock-taking) of fixed funds	RUR 193 931 thousand
- writing-off of fixed assets at cost of up to RUR 10000 (including technical literature) to the production	RUR 21 103 thousand

Depreciation over housing facilities was not accrued.

Receipts and expenditures form the retirement of fixed assets (sale, the write-off in case of obsolescence and depreciation) are reflected in the "Report on Receipts and Expenditures" as operational receipts and expenditures

Expenditures from the retirement of fixed assets in case of gratuitous assignment (an underdepreciated part) are reflected in the "Report on Receipts and Expenditures" as non-realization receipts and expenditures.

2.6. Investment in shares

Investment in shares of subsidiaries in sum of RUR 155 056 thousand and other companies in sum RUR 25 779 thousand are given over actual costs on the procurement. The reserve for devaluation of securities was not established.

Receipts and expenditures from the retirement of investment in shares are reflected in the "Report on Receipts and Expenditures" as operational receipts and expenditures.

Investment in outside companies

RUR, thousand

№	Name of the company	Contribution to the authorized capital on 01.01.2003.	Contribution to the authorized capital on 01.01.2004.
1.	JSC "Primula"	10	10
2.	JSCB "Kuzbassugolbank"	589	589

3.	JSC "Moscow DTE "Tushino"	1 000	-
4.	JSC "South-West"	4	4
5.	CJSC "Bagran"	4	4
6.	JSC "IPC Vodokanal"	10150	7150
7.	JSC "Prominvest"	18026	18026
8.	Magazine "FEC and resources of Kuzbass"	50	50
	Total:	**29833**	**25833**

2.7. Debt liabilities

Bills of third parties to the sum of RUR 2 252 053 thousand were bought during the year. Bills are shown at the cost of their procurement. The difference between procurement cost and nominal value of securities is included in other receipts and expenditures together with the receipts accrued during the term of their circulation.

2.8. Inventory

Inventory to the sum of RUR 1 394 655 thousand is valued at the actual expenses on procurement. Valuation of inventory at putting it into production and other retirement was conducted in 2003, as well as in 2002, at the average cost price.

2.9. Incompleted production

Expenses on incompleted production to the sum RUR 10 446 thousand are valued at the actual cost price. These expenses were formed in repair production at the producing of parts and joints.

2.10. Expenditures of future periods

Expenditures made by the Company in the fiscal year but referring to the following fiscal periods as well, are reflected as the expenditures of future periods. Such expenditures include:

- *Rental payment, transferred in accordance with the contract for sequential periods;*
- *The expenditures on subscription publications which were paid a year or six months ahead, are regarded as the expenditures of every fiscal month at the rate of 1/6, 1/12 of total sum;*
- *The costs on the procurement of software according to the sale contracts;*
- *The expenditures connected with the education fee according to the contracts with educational institutions for the training of the personnel;*
- *Voluntary insurance payments;*
- *The sums of future payment for vacation periods of the workers are included piece by piece in the cost price of each fiscal month of a calendar year.*
- *Profit tax at the base of the transit period to be paid in the following years after the year 2003.*

2.11. Debt of buyers and customers

Debt of buyers and customers is defined reasoning from the prices and tariffs set by the contracts between the Company and buyers with the account of all the discounts given (extra charges)

2.12. The reserves of forthcoming expenditures

For a current fiscal year the reserve for repair work is created at the rate established by the estimate of expenditure of the annual standard of repair cost, including it into production costs monthly at the rate of 1/12 of annual estimate. The reserve is created to include expenses for all types of repair work of fixed assets of production destination into production costs.

In 2003 the reserve for repair works in the Company made RUR 1 703 368 thousand.

At the end of the year the adjustment of the repair reserve is performed:

- extra reserved money for the repair of fixed assets (as a result of inventory) is reversed an entry.

- in case of stress of money in reserve for repair extra charge takes place under debit of accounts of the records of production costs and under account credit 96 "The reserves of forthcoming expenditures", control account "Reserve for repair of fixed assets (including leasehold assets) of production destination".

In 2003 the reserve on doubtful debt was created. The amount of the reserve is defined separately for each doubtful debt dependent on financial condition of a debtor and the possibility of total or partial discharge of the debt. Accrued reserve is aimed at coverage of the losses from bad debts.

Reserve of doubtful debts which was not used in the fiscal year was included in receipts of the fiscal year to account credit 91 "Other receipts and expenditures" to other non-realization receipts in correspondence with account 63 "Reserves for doubtful debts"

2.13. The acknowledgement of receipt

Gain from sales of production and rendering of services, considered for accounting purposes as far as the production is shipped by the buyers and payment documents are submitted, is reflected in the "Report on Receipts and Expenditures" excluding the value added tax, sales tax, export duty, discounts given to the buyers and other similar compulsory payments.

Gain from sales of production and rendering of services was admitted for the purposes of accrual concept taxation.

The receipts of the Company from usual types of activity include:

- *Gain from sale of electric and heat energy;*
- *Gain from high payment charge for compensation of reactive power;*
- *Gain received for non-returned condensate;*
- *Gain from sales of makeup water and chemically treated water;*
- *Services on transmission of energy;*
- *Gain from sales of goods;*
- *Gain from performed works (services) abroad;*
- *Gain from sales of products of subsidiary economy;*
- *Gain from sale of tickets for a group tour;*
- *Gain from sale of medical services abroad;*
- *Gain from sale of the services of catering;*
- *Gain from sales of other non-industrial goods, production, services (rent, kindergarten fee, payment for vacations in preventoriums, tourist centers, and recreation centers);*
- *Receipts from property leasing.*

The profit from usual types of activity was defined as a difference between the gain from realization of products at current costs and approved by the Regional Energy Commission of the charges with no value added tax and expenditures on its production.

Operational gains of the Company are:

- *Gains in the sums in accordance with the contracts of interests for usage of cash assets by the lending agency which are on the account of the agency, are reflected according to the article "Interest to be received"(p.060,f#2) and make overall sum of RUR 779 thousand;.*
- *gains from the retirement of fixed assets (sale, , the write-off in case of obsolescence and depreciation) and other assets –securities, inventory holdings);*
- *Other operational gains according to par.7 PBU 9/99..*

Non-realization gains of the Company are:

-the following types of fines, penalty taxes, forfeits for violation of the terms of the contracts:

- *for extra usage of electric power limit;*
- *for exceeding contractual rate of power consumption;*
- *for under usage of the contractual rate of power consumption;*
- *assets received without return and on the gift contract;*
- *profit of past years, revealed in the fiscal year;*
- *the sum of account payable and depositor's debt which term of limitation of action was expired;*
- *capital differences and other non-realization revenue according to par.8 PBU 9/99..*

Gross gains are:

- earnings arisen as a result of force-majeur of economic activity;
- insurance compensation;
- cost of wealth collect which are left from the writing-off of the assets which are not suitable for further usage;
- Other gross gains according to par.9 PBU 9/99.

The minority interest made RUR 3 379 thousand in the report on receipts and expenditures on shipped products:

- profit at JSC "Prokopievskenergo"	RUR 2 992 thousand
- loss at IPC "Vodokanal"	RUR (3 928) thousand
- loss at "Bill Center", ltd.	RUR (2 843) thousand

2.14. Surplus capital

Surplus capital was formed due to the extra costs of fixed assets, defined at revaluation.

2.15. Changes in the account policy

There were changes made in the account policy of the Company on the year of 2003 in comparison with the year 2002.

- Composition and procedure of the accounting of social instrument, special devices, equipment and working clothes was defined. Special equipment and working clothes are accounted on account 10 "Materials" on open control accounts "Special equipment and working clothes at storage" and "Special equipment in exploitation" (with applying to the Methodological instructions to reduce the cost of these items).
- The procedure of accounting of expenses on research engineering, experimental development and technological works was defined. Expenses on NIOKR accumulated in advance on account 08 "Investment in non-circulating assets". Expenses on NIOKR which did not bring any results and drawn

up in according with the established procedure (patents, certificates, other documents) are accounted as intangible assets. Expenses on NIOKR which brought results but were not drawn up as right-given documents are written off from account 08 "Non-circulating assets" to expenses on current types of activity by the linear method within the fixed term. Expenses on NIOKR which did not bring results are written off to non-realization expenses of the fiscal year.

- Two new articles were introduced connected with PBU 18/02 "Accounting of the calculations on profit tax". Assets include the article "Deferred tax assets", liabilities – article "Deferred tax liabilities". On the first article the remains on debit of account 09 "Deferred tax assets" are shown, on the second – on account credit 77 "Deferred tax liabilities" (accounts 09 and 77 are introduced by the order of the Ministry of Finance of RF dd. 07.05.2003 # 38n "On putting additions and changes into the Plan on the accounting of financial-economic activity of the Companies and the Instruction on its implementation).

The recalculation of the annual accounting report for 2002 was conducted on 01.01.2003 in accordance with the requirements of the regulations of PBU 18/02 with the change in entrance remains of the balance on deferred assets of account 09 "Deferred tax asset" to the sum of RUR 315 836 thousand and deferred liabilities account 77 "Deferred tax liabilities" to the sum of RUR 166 660 thousand, and "Non-distributed profit of past years" to the sum of RUR 149 176 thousand.

2.16. Comparative data

Comparative data in the accounting for 2003 are drawn up by the way of adjustment of the data of the final accounting for 2002 in order to bring them in correspondence with the changes in forms of accountability for 2004.

The introductive balance of 2003 reflects the results of revaluation of fixed assets, deferred tax assets and liabilities on 01.01.2003. The currency of the balance changed by RUR 4 083 490 thousand.

The changes took place due to:

- revaluation of fixed assets	RUR 3 892 218 thousand
- deferred tax assets and liabilities	RUR 315 836 thousand
- taking to the balance of the subsidiary "Bill Center", ltd. and excluding from the balance of Subsidiaries JSC "Kuzbasshydroenergostroi", JSC "Andreevskoe", "Supervolokno", ltd.	RUR 124 564 thousand

In 2003 the affiliated company RDD of JSC "Kuzbassenergo" separated from the JSC "Kuzbassenergo" to become Kuzbass RDD – affiliated company "CO-CDD UES"

***

The indexes of the following subsidiaries are not included in form #2 "Report on profits and losses" for the year 2003:

- **JSC "Kuzbasshydroenergostroi",**
- **JSC "Andreevskoe",**
- **"Supervolokno", ltd**

The loss sum made RUR 22 417 thousand. The indexes are reflected in the table below:

Index	JSC "KHES"	JSC "Andreevskoe"	"Supervolokno", ltd.	Total
I receipts and expenditures on current types of activity				

Gain (net) from sales of goods, products, works, services (with the deduction of VAT, excise-duty, and other similar obligatory payments)	17 583	2 876	0	**20 459**
Including from sales of:				
Other industrial goods, products, works, services	12 236			**12 236**
Other non- industrial goods, products, works, services	5 347	2 876		**8 223**
Cost price of sold goods, products, works, services	32 434	6 749	87	**39 270**
Including sold:				
Other industrial goods, products, works, services a	28 021		87	**28 108**
Other non- industrial goods, products, works, services	4 413	6 749		**11 162**
Gross profit	-14 851	-3 873	-87	**-18 811**
Profit (loss) from sales	-14 851	-3 873	-87	**-18 811**
II. operational receipts and expenditures				
Other operational receipts		225	60	**285**
Other operational expenditures	2 664	175	126	**2 965**
III. non-realization receipts and expenditures				
non-realization receipts	82			**82**
non-realization expenditures	662	84	95	**841**
Profit (loss) before taxation	-18 095	-3 907	-248	**-22 250**
Profit tax and other similar obligatory payments	163	4		**167**
Profit (loss) from current activity	-18 258	-3 911	-248	**-22 417**
Net profit (non-distributed profit/loss) of the fiscal year	-18 258	-3 911	-248	**-22 417**

3.Disclosure of essential indexes of the accounting
Evaluation of the balance structure

For the year 2003 the currency of the balance of JSC "Kuzbassenergo" increased by RUR 1 132 801 thousand to RUR 32 895 479 thousand.

Total volume of non-circulating assets increased by RUR 290 781 thousand and made at the end of the fiscal period RUR 26 109 591 thousand. Changes in the structure of non-circulating assets are caused by:

- reduction of the volumes of incompleted construction by 14,9% or RUR 266 260 thousand;
- increase of depreciated cost of fixed assets by 2% or RUR 475 813 thousand;
- growth of deferred tax assets reflected in the balance by 33,9% or RUR 107 112 thousand.

The amount of circulating assets on 31.12.03 made RUR 6 785 888 thousand as regards to the beginning of the year RUR 842 020 thousand or 14,2%, it is caused by the growth of store by RUR 191 909 thousand or 16 %, VAT on procured valuable – by RUR 247 586 thousand or 33%, short-term accounts receivable – by RUR 622 740 thousand or 26,8%.

For the fiscal period there was a decrease of surplus capital of the JSC "Kuzbassenergo" by RUR 68 579 thousand or 0,3%, mainly, due to the writing-off of pre-evaluation of fixed assets at their retirement. Moreover, for the year there was a decrease of the minority interest by RUR 3 779 thousand or 8,2%. As a result, for the fiscal period own resources of assets forming of the JSC "Kuzbassenergo" decreased by RUR 8 165 thousand.

Long-term borrowed funds of the JSC "Kuzbassenergo" at the end of the fiscal period are presented as bill loans to the sum of RUR 3 000 thousand and other long-term liabilities – RUR 2 265 762 thousand, which are to be paid in more than 12 months (debt of suppliers and contractors under the Amicable agreement – RUR 1 343 020 thousand, restructured debt to the budget and non-budget funds – RUR 562411 thousand and deferred tax liabilities RUR 360 331 thousand).

Short-term liabilities of the JSC "Kuzbassenergo" for the fiscal period increased by RUR 1 556 138 thousand and made RUR 5 881 468 thousand. The short-term account payable increased by RUR 1 423 527 thousand, credits and loans – by RUR 140 539 thousand. The credit portfolio of the JSC "Kuzbassenergo" on 31.12.03. made RUR 1 550 000 thousand. Short-term credits were attracted to enlarge fixed assets for covering the current liabilities of the Company.

Analysis of ratios of financial stability of the JSC "Kuzbassenergo"

Indexes	reference designation	01.01.2003.	31.12.2003.	Standard
Own capital (Ш balance section), RUR thousand	СИ	24 753 414	24 745 249	
Fixed assets (p.120 of the balance), RUR thousand	ОС	23 468 704	23 944 517	
Currency of the balance (p.300), RUR thousand	ВБ	31 762 678	32 895 479	
Attracted assets (sum of sections IV and V of the balance), RUR thousand	ПС	7 009 264	8 150 230	
Non-circulating assets (Section I), RUR thousand	ВА	25 818 810	26 109 591	
Circulating assets (except p.216), RUR thousand	ОА	5 841 838	6 687 537	
Overall amount of store (p.210-216) RUR thousand	З	1 100 716	1 296 304	
Financing ratio	Кф=СИ/ПС	**3,53**	3,04	>1
Investment ratio	Ки=СИ/ОС	**1,05**	1,03	>1
Property (autonomy) ratio	Кс=СИ/ВБ	0,78	0,75	>0,6
Borrowed funds ratio	Кзс=ПС/ВБ	0,22	0,25	<0,4
Debt ratio	Кд=ПС/СИ	0,3	0,3	<1
Ratio of maintenance of own circulating assets	Косс=(СИ-ВА)/ОА	-0,18	-0,20	>0,1
Ratio of maintenance of inventory with own assets	Комз=(СИ-ВА)/З	-0,97	-1,05	0,6-0,8
Ratio of mobility of own capital	Км=(СИ-ВА)/СИ	-0,04	-0,06	0,5

Absolute ratio of financial stability

Own circulating assets, RUR thousand	СОС=СИ-ВА	-1 065 396	-1 364 342
Long-term liabilities (Section IV of the balance), RUR thousand	ДП	2 683 934	2 268 762
Own and long-term borrowed resources to form store and expenditures, RUR thousand.	СД=СОС+ДП	1 618 538	904 420
Short-term borrowed funds (p.610) RUR thousand	КЗС	1 531 622	1 672 161
Overall amount of principle resources of forming store and expenditures	ОИ=СД+КЗС	3 150 160	2 576 581
Surplus (+), shortage (-) of own circulating assets, RUR thousand	^СОС=СОС-З	-2 166 112	-2 660 646
Surplus (+), shortage (-) of own and long-term borrowed resources to form store, RUR thousand.	^СД=СД-З	517 822	-391 884
Surplus (+), shortage (-) of overall amount of principle resources of forming store, RUR thousand	^ОИ=ОИ-З	2 049 444	1 280 277
Ternary index S	{^СОС;^СД;^ОИ}	{0;1;1}	{0;0;1}

Evaluation of financial index by the results of economic activity

The indexes of the activity of the JSC "Kuzbassenergo" and their evaluation are presented in the table.

Indexes of financial activity of the JSC "Kuzbassenergo"

Index	01.01.03.	31.12.03.	Change	Standard
Ratio of current liquidity	**1,05**	**0,93**	**-0,12**	***1,0-2,0***
It characterizes paying capacity of the company at tatal mobilization of circulating assets (sale of all the stores, settlement with debtors – term of payment is less than a year). *The analysis of liquidity ratio shows that paying capacity of the JSC "Kuzbassenergo" is at the low level and got worse as compared to the beginning of the year.* *Current liquidity ratio by the end of 2003 made 0,93, i.e. the JSC "Kuzbassenergo" can pay off 93% of all its short liabilities having mobilized all its circulating assets.*				
Investment ratio	**1,05**	**1,03**	**-0,02**	***>1***
Investment ratio shows the share of own assets, aimed at forming of the fixed assets (capital). *If the value of the ratio is more than 1,it means that fixed assets are completely formed due to own resources.*				
Financing ratio	**3,53**	**3,04**	**-0,49**	***>1***
This ratio characterizes financial autonomy of the Company and shows the amount of own assets for RUR 1 in the assets of borrowed funds. *The value of the ratio by the end of 2003 – 3,04 – shows that per RUR 1 of borrowed funds RUR 3,04 were own assets*				
Debt ratio	**0,3**	**0,3**	**0,0**	***<1***
This ratio characterizes financial autonomy of the Company and shows the amount of borrowed funds per RUR 1 of own assets, i.e. per RUR 1 of own assets 30 kopek was attracted on 31.12.2003				
Property (autonomy) ratio	**0,78**	**0,75**	**-0,03**	***>0,6***
This ratio defines the share of property, formed at the expense of own resources (authorized, surplus capital, non-distributed profit, etc.). If this ratio is more than 50%, the risk of creditors is led to minimum, i.e. the Company can pay off all its debt liabilities, having sold the half of the property, formed due to the own assets, even if the second half is devaluated. *By the end of the fiscal period the value of this ratio was 75%*				
Borrowed funds ratio	**0,22**	**0,25**	**0,03**	***<0,4***
This ratio shows the share of the property, formed due to borrowed funds (credits, loans, account payable, etc.) *For the fiscal period the value of this ratio increased to 0,25 and it means that 25% of property of the Company was formed due to borrowed funds.*				
Ratio of maintenance with own circulating assets	**-0,18**	**-0,20**	**-0,02**	***>0,1***
This ratio shows the degree of maintenance of the Company with own circulating assets. *Negative value of this ratio speaks for the absence of own circulating assets.*				

On the basis of the given results of the analysis of the structure and liquidity of the balance of financial stability of the Company for 2003 the following conclusions are made:

- Ratios of financial stability have negative dynamics, however, they are still at a normal level.
- Own resources still prevail in the structure of the resources of property.
- The paying capacity of the Company is at low level. The decrease of the paying capacity, growth of debt ratio are the result of insufficient financing of the power system with the tariff base. The cash assets

shortage is compensated with borrowed funds: increase of credit portfolio, growth of account payable.

On 01.01.03. the ratios of financial stability are integrated to S index defining the following type of stability:

Nominal stability ensuring the paying capacity of the JSC "Kuzbassenergo".

On 31.12.03 the indexes of financial stability are integrated to S index defining the following type of stability:

Non-stable financial condition – violation of paying capacity of the JSC "Kuzbassenergo" (the balance can be restored due to the enlargement of sources of own circulating assets, speed-up of circulation of stores and reduction of account payable).

3.1. Fixed assets (article 120 of the sheet balance)

The fixed assets of the JSC "Kuzbassenergo" are characterized with ratios given in the table "Flow of fixed assets of the JSC "Kuzbassenergo" (with subsidiaries) for 2003.

The data given in the table show that for 2003 the share of the active part of fixed assets increased 1,04 times and made 47% at the end of the year.

Fixed assets are depreciated and need renewal.

Flow of fixed assets of the JSC "Kuzbassenergo" for 2003

Index	Remains on 01.01.2003.	Entered (introduced)	Retired	Remains on 31.12.2003.	Total, %
Original cost of fixed assets, RUR thousand	64 222 564	2 324 475	611 308	65 935 731	102,7
Including:					
Active part, RUR thousand	30 183 019	1 555 747	327 821	31 410 945	104,0
Depreciated cost of fixed assets, RUR thousand	23 468 704			23 944 517	102,0
Share of the active part of fixed assets, %	47,0			47,6	
Availability ratio %	36,5			36,3	
Depreciation ratio, %	63,5			63,7	
Renewal ratio, %				3,5	
Retirement ratio, %				0,9	

On 01.01.2003 the amount of fixed assets at the overall replacement cost of RUR 64 222 564 thousand was accounted at the balance of the JSC "Kuzbassenergo", including fixed production funds of the principle type of activity – RUR 62 442 690 thousand.

In 2003 the fixed asses to the sum of RUR 2 324 475 thousand were introduced, and new fixed funds were introduced to the sum of RUR 1 924 667 thousand and RUR 12 387 thousand was received from other companies gratuitously.

RUR 2 178 670 thousand of production funds was received, including:

- Buildings RUR 155 505 thousand
- Constructions RUR 536 425 thousand.
- Machines and equipment RUR 1 455 850 thousand .
- Vehicle RUR 18 716 thousand
- Other RUR 12 174 thousand

The main part of fixed assets was introduced by completed capital construction and technical reequipment, that made RUR 2 136,6 mln.

For the fiscal year RUR 611 308 thousand of fixed assets was retired, the objects not good for exploitation were liquidated to the sum of RUR 418 555 thousand, RUR 99 254 thousand was realized, RUR 93 197 thousand was given gratuitously to the authorities and other companies (objects of social sphere, housing).

The remains of fixed assets of the JSC "Kuzbassenergo" on 31.12.2003 made RUR 23 944 517 thousand, including production assets from principle type of activity – RUR 22 497 680 thousand. Including:

- Buildings RUR 5 125 541 thousand
- Constructions RUR 8 321 975 thousand.
- Machines and equipment RUR 8 940 627 thousand.
- Vehicle RUR 66 040 thousand
- Other RUR 43 497 thousand

3.2. Incompleted construction (article 130 of the balance sheet)

The Company performs the construction and revamp of the objects of the JSC "Kuzbassenergo". At the beginning of the year 2003 the expenses on incompleted construction made RUR 1 781 297 thousand. At the end of 2003 the expenses on incompleted construction made RUR 1 515 037 thousand.

Decoding of the essential objects of incompleted construction:

- coal receiving device with installation of 2 wagon tipplers at Tom-Usinskaya GRES – RUR 125 668 thousand;
- starting complex of the boiler of station # 16 IX of the enlargement tern of Kemerovskaya GRES – RUR 204 689 thousand"
- starting complex of the turbine of station # 15 of Novo-Kemerovskaya TETS – RUR 110 098 thousand;
- revamp of ash dump of Belovskaya GRES – RUR 26 283 thousand;
- cooling pond of Western-Siberian TETS – RUR 119 011 thousand.

3.3. Long-term financial investment (article 140 of the balance sheet)

Long-term financial investment on 31.12.2003 makes RUR 226, 9 thousand.
Principle changes:

- On 31.12.2002 the financial investment made RUR 89,5 mln, on 01.01.2003 "Bill Center", ltd. was included in the consolidated accounting report of the JSC "Kuzbassenergo" (100%) due to the change in share of JSC "Kuzbassenergo" in the authorized capital of "Bill Center", ltd.
- JSC "Kuzbasshydroenergostroi" (100%) was excluded from the consolidated accounting report. The Arbitrage of Kemerovo region introduced the procedure of bankruptcy of the JSC "Kuzbasshydroenergostroi", thus the JSC "Kuzbassenergo" can not make any management decision concerning the activity of JSC "Kuzbasshydroenergostroi". Moreover, in accordance with par.1,6 of the order of the Ministry of Finance of RF dd.30.12.1996 #112, the accounting report of the subsidiary of the Company can be excluded from the consolidated accounting of the parent company, if the accounting report of the subsidiary of the Company contradicts the rational requirement. The independent auditor "BDO Yunikon RFD" approved the ground of exclusion.
- The subsidiaries of the JSC "Kuzbassenergo": JSC "Andreevskoe" (100%), "Supervolokno", ltd. (60%) which are at the stage of competitive production, were not included in the consolidated accounting report due to the similar reasons.

It should be noticed that:

1. in October 2003 under contract # CB-04/2003 the shares of JSC "MDTE Tushino" were realized by the executive body to the sum of RUR 1000 thousand.
2. "Bill Center", ltd. realized long-term bills of the companies to the sum of RUR 121 794 thousand, including:
   - JSC "Prominvest" – RUR 53 802 thousand;
   - "Intel-Service", ltd. – RUR 2 800 thousand;
   - JSC "Mine #12" – RUR 650thousand;
   - JSC "Atomenergomash" – RUR 44 494 thousand;
   - JSC "Masis" – RUR -20 048 thousand.

Equities of the JSC "Kuzbassenergo" to the sum of RUR 7 694 thousand were realized under contract # 210-203/1 dd.21.02.03 ("Enrich", ltd., Novosibirsk).

3. IPA "Vodokanal" realized shares of JSC "PA Vodokanal" to the sum of RUR 3 000 thousand: JSC "Clearing" Kiselevsk, JSC "Network system" Kiselevsk.
4. "Bill Center", ltd. acquired long-term bills of the companies to the sum of RUR 107 535 thousand. Including:
   - - JSC "Prominvest" – RUR 5 500 thousand;
   - JSC "Mine #12" – RUR 650 thousand;
   - JSC "Atomenergomash" – RUR 90 338 thousand;
   - JSC "Masis" – RUR - 11 047 thousand.

The equities of the JSC "Kuzbassenergo" to the sum of RUR 7 694 thousand were realized according to contract # 210-203/1 dd.21.02.03 ("Enrich", ltd., Novosibirsk).

The structure of long-term investment of the JSC "Kuzbassenergo" is presented in the table.

The structure of long-term financial investment of the JSC "Kuzbassenergo"

RUR thousand

№	Name of the Company	31.12.02	Including Bill Center 01.01.03.	Excluding subsidiaries 01.01.03.	Including subsidiaries 01.01.03.
1	JSC "Primula"	10			
2	JSCB "Kuzbassugolbank"	589			
3	JSC Moscow DCE "Tushino"	1 000			
4	JSC "South-West"	4			
5	CJSC "Bagran"	4			
6	Kuzbassinvestenergo	160		160	
7	JSC "PA Vodokanal"	10 150			
8	JSC "Prominvest"		18 026		
9	"Magazine FEC and resources of Kuzbass", ltd.	50			
10	"Bill Center", ltd. of the JSC "Kuzbassenergo"	80		80	
11	"Sprut", ltd.		16		
12	JSC "Kuzbassenergo" (shares)		7 694		
14	Bills with the term of discharge of more than a year	77 520	60 103	77 520	
	Investment in subsidiaries of the Company:				
15	JSC "Andreevskoe"				36 437
16	JSC "Kuzbasshydroenergostroi"				118 619
17	"Supervolokno", ltd.				240
	Total	**89 567**	**85 839**	**77 760**	**155 296**

3.4. Inventory holding (art.219 of the balance sheet)

Inventory holding

RUR thousand

№	Index	Cost of inventory holdings		Changes, ±	Growth rate, %
		At the beginning	At the end		
1.	**Stores, total (p.210)**	**1 202 746**	**1 394 655**	191 909	116,0
	including:				
1.1.	Raw materials	1 023 126	1 217 278	194 152	119,0
	Same in % from p.1	85,1	87,3	2,2	X
	including:				
	Black oil	44 121	62 963	18 842	142,7
	Coal	350 113	563 794	213 681	161,0
	Diesel oil	0	0	0	0,0
	Auxiliary materials	457 545	423 346	-34 199	92,5

	Spare parts	171 347	167 175	-4 172	97,6
1.2.	Cattle, total	0	0	0	0,0
	Same in % from p.1	0,0	0,0	0,0	X
1.3.	Expenses in incompleted production	11 437	10 446	-991	91,3
	Same in % from p.1	1,0	0,7	-0,2	X
1.4.	Finished commodities and goods	52 516	43 959	-8 557	83,7
	Same in % from p.1	4,4	3,2	-1,2	X
1.5.	Shipped goods	13 637	24 621	10 984	180,5
	Same in % from p.1	1,1	1,8	0,6	X
1.6.	Costs of future periods – total	102 030	98 351	-3 679	96,4
	Same in % from p.1	8,5	7,1	-1,4	X
	Including:				
	Vocations	**5 818**	5 868	50	100,9
	Periodical editions	1111	1 597	486	143,7
	insurance	11 968	27999	16 031	233,9
	Other	83 133	62 887	-20 246	75,6

The inventory is evaluated in the sums of actual costs on procurement. The amount at the end of the fiscal period makes RUR 1 394 655 thousand or 20,6% of circulating assets or 4,2% of all assets of the Company.

There was an increase of the inventory by RUR 191 909 thousand or 16,0% for the fiscal year. The main reason for it was the increase of raw material by RUR 194 152 thousand to the level of RUR 1 217 278 thousand.

The growth of raw material was caused by the parts of remains of fuel (by RUR 232 523 thousand) due to the increase in price for its procurement (for 2003 the growth made 30%). The stores of the auxiliary materials for the fiscal period reduced by RUR 34 199 thousand or 7,5%.

For the fiscal period there were slight changes in the inventory structure of JSC "Kuzbassenergo".– the increase of specific weight of raw materials at the decrease of expenditures of future periods.

3.5. Debt of buyers and customers (art.230 and 240 of the balance sheet)

The principle type of activity of the Company is the production and transmission of electric and heat energy, price (tariff) is defined by the REC of Kemerovo region.

The debt impossible to pay off to the sum of RUR 37 918 thousand was written-off to losses.

Analysis of accounts receivable

RUR thousand

№	Index	At the beginning of the period	At the end of the period	Changes ±	Growth rate, %
1	**Long-term accounts receivable (p.230)**	**1 368 559**	**1 277 822**	**-90 737**	**93,4**
	including:				
1.1.	*For inventory holdings*	*0*	*0*	*0*	*0,0*

1.2.	*Works, services*	*23*	*20*	*-3*	*87,0*
1.3.	*Given advances*	*1 176*	*713*	*-463*	*60,6*
1.4.	*User debt*	*634 444*	*515 177*	*-119 267*	*81,2*
1.5.	*Bills receivable*	*672 938*	*672 938*	*0*	*100,0*
1.6.	*Other*	*59 978*	*88 974*	*28 996*	*148,3*
2	**Short-term accounts receivable (p.240)**	**2 326 167**	**2 948 907**	**622 740**	**126,8**
	including:				
2.1.	*For inventory holdings*	*95 136*	*92 992*	*-2 144*	*97,7*
2.2.	*Works, services*	*32 445*	*39 538*	*7 093*	*121,9*
2.3.	*Given advances*	*482 040*	*345 111*	*-136 929*	*71,6*
2.4.	*User debt*	*1 474 902*	*1 616 450*	*141 548*	*109,6*
2.5.	*Bills receivable*	*0*	*0*	*0*	*0,0*
2.6.	*Other*	*241 644*	*854 816*	*613 172*	*353,8*
3.	**Accounts receivable, total**	**3 694 726**	**4 226 729**	**532 003**	**114,4**
	including:				
3.1.	*For inventory holdings*	*95 136*	*92 992*	*-2 144*	*97,7*
	Same in % to p..3	*2,6*	*2,2*	*-0,4*	*X*
3.2.	*Works, services*	*32 468*	*39 558*	*7 090*	*121,8*
	Same in % to p..3	*0,9*	*0,9*	*0,1*	*X*
3.3.	*Given advances*	*483 216*	*345 824*	*-137 392*	*71,6*
	Same in % to p..3	*13,1*	*8,2*	*-4,9*	*X*
3.4.	*User debt*	*2 109 346*	*2 131 627*	*22 281*	*101,1*
	Same in % to p..3	*57,1*	*50,4*	*-6,7*	*X*
3.5.	*Bills receivable*	*672 938*	*672 938*	*0*	*100,0*
	Same in % to p..3	*18,2*	*15,9*	*-2,3*	*X*
3.6.	*Other*	*301 622*	*943 790*	*642 168*	*312,9*
	Same in % to p..3	*8,2*	*22,3*	*14,2*	*X*

Accounts receivable increased by RUR 532 003 thousand overall in JSC "Kuzbassenergo" as compared to the beginning of the year.

The debt of energy consumers increased by RUR 22 281 thousand (1,1%), debt of other debtors – by RUR 509 722 thousand (32,2%).

Long-term accounts receivable reduced by RUR 90 737 thousand and made RUR 1 277 822 thousand at the end of the fiscal period.

Short-term accounts receivable increased from RUR 2 326 167 thousand to RUR 2 948 907 thousand. The biggest growth was in the settlement with the regional and local budget – by RUR 347 558 thousand or 5,6 times (extra charge was due to advance payments for profit tax, property tax, etc.).

For the fiscal period the debt of suppliers and contractors reduced to the JSC "Kuzbassenergo" on the equipment supplying, raw materials, rendering services and works by RUR 137 392 thousand or 28,4%.

The debt of the companies financed from the federal budget which are among the main consumers of the JSC "Kuzbassenergo" increased by RUR 3 971 thousand or 25,7%, the debt of the companies financed from the local budgets – by RUR 5 525 thousand or 2,0%.

On 31.12.2003 the reserve on doubtful debts was created to the sum of RUR 146 300 thousand.

In 2003 the debt on taxes was renewed, transferred to the budget through "problematic" banks. The reflected debt of the mentioned banks to the JSC "Kuzbassenergo" will be written-off to the sum of RUR 244 265 thousand.

3.6. Other long-term liabilities (art.520 of the balance sheet)

The debt of the JSC "Kuzbassenergo" which will be covered in more than 12 months after the fiscal date is referred to other long-term liabilities:

- debt to the sum of RUR 1 343 020 thousand which was under moratorium in the period of external control (from 17.09.98 to 23.03.2000). On the basis of the amicable agreement made with creditors, this debt is subject to discharge in accordance with the schedule from 01.01.2005 to 30.06.2008;
- Debt to the budget and non-budget funds to the sum of RUR 562 411 thousand according to the agreements on debt reconstruction made by the Company.

Analysis of long-term account payable

RUR thousand

№	Index	At the beginning of the period	At the end of the period	Changes ±	Growth rate, %
1.	**Long-term account payable (p.520)**	2 511 733	1 905 431	-606 302	75,9
	including:				
1.1.	***Suppliers and contractors***	1 906 402	1 343 020	-563 382	70,4
1.2.	***Budget***	379 958	415 478	35 520	109,3
	including:				
	- federal	374 581	412 236	37 655	110,1
	- territorial	4 378	2 243	-2 135	51,2
	- local	999	999	0	100,0
1.3.	***Non-budget funds***	192 725	146 933	-45 792	76,2
	including:				
	- pension fund	119 686	81 597	-38 089	68,2
	- employment fund	0	325		
	- penalties, fines to the non-budget funds	73 039	65 011	-8 028	89,0
1.4.	*Profit tax on the base of the transit period*	32 648	0	-32 648	0,0
	including:				
	- federal	10 202	0	-10 202	0,0
	- territorial	19 725	0	-19 725	0,0
	- local	2 721	0	-2 721	0,0

Long-term account payable decreased by RUR 606 302 thousand or 24,1% as compared to the last year, including:

- suppliers and contractors – by RUR 563 382thousand;
- non-budget funds – by RUR 45 792 thousand.

3.7.Short-term account payable (art.620 of the balance sheet)

Short-term account payable increased by RUR 1 423 527 thousand as compared to the last year, the debt to suppliers and contractors increased by RUR 494 069 thousand or 68,5%.

The main reason for increase of short-term liabilities was the growth of account payable:

- user's fee to JSC RAO "UES of Russia" by RUR 255 493 thousand (3,2 times), debt to the budget by RUR 274 348 thousand (72,3%), energy suppliers through FWMEP by RUR 46 074 thousand (39,4%). The growth is connected with the transfer of the part of reconstructed debt from long-term to short-term under the amicable agreement which is subject to discharge in 2004;
- To fuel suppliers by RUR 99 079 thousand (91,2%), to contract companies – by RUR 90 487 thousand (51,8%), to given bills – RUR 623 520 thousand (86,9%). On 31.12.03 the remains of the given bills, which will be paid off within 12 months after the fiscal date, made RUR 1 341 168 thousand. The issue of own bills in 2003 was performed according to the decision of the Board of Directors of the JSC "Kuzbassenergo". During the year there was a payment for the bills and issue of new ones to reconstruct account payable to suppliers and contractors for supplied raw materials, rendered services and performed works.

Analysis of short-term account payable

RUR thousand

№	Index	At the beginning of the period	At the end of the period	Changes ±	Growth rate, %
1.	**Short-term account payable (p.620)**	**2 722 496**	**4 146 023**	**1 423 527**	**152,3**
	including:				
1.1.	*Suppliers and contractors*	721 131	1 215 200	494 069	168,5
	including:				
	Energy suppliers through FWMEP	116 829	162 903	46 074	139,4
	Fuel suppliers	108 652	207 731	99 079	191,2
	Works and services	174 715	265 202	90 487	151,8
	User's fee to JSC RAO "UES of Russia"	116 134	371 627	255 493	320,0
	Other suppliers and contractors, total	204 801	207 737	2 936	101,4
	including:				
	Rosenergoatom concern	45 455	1 075	-44 380	2,4
1.2.	***To the budget***	379 548	653 896	274 348	172,3
	Current:				
	- federal	264 805	412 853	148 048	155,9
	- territorial	91 163	182 879	91 716	200,6
	- local	23 580	58 164	34 584	246,7
	Profit tax on the base of the transit period	32 651	32 648	-3	100,0
	including:				
	- federal	10 203	10 202	-1	100,0
	- territorial	19 725	19 725	0	100,0
	- local	2 723	2 721	-2	99,9
1.3.	***To non-budget funds***	88 120	96 158	8 038	109,1

№	Index	At the beginning of the period	At the end of the period	Changes ±	Growth rate, %
	including:				
	- pension fund	74 025	80 331	6 306	108,5
	- fixed assets fund	3 432	6 097	2 665	177,7
	- social insurance fund	1 512	1 694	182	112,0
	- penalties, fines to the non-budget funds	9 151	8 036	-1 115	87,8
1.4.	*Bills payable*	717 648	1 341 168	623 520	186,9
1.5.	*Debt on remuneration of labor*	85 507	83 249	-2 258	97,4
1.6.	***Other***	697 891	723 704	25 813	103,7

By the end of the year the debt on short-term credits and loans increased by RUR 140 539 thousand to RUR 1 672 161 thousand.

The credit portfolio of the JSC "Kuzbassenergo" on 31.12.03 made RUR 1 550 000 thousand. Short-term credits were attracted to enlarge circulating assets and perform usual economic activity in accordance with the Articles of the Company.

3.8. Surplus capital (art.420 of the balance sheet)

Surplus capital was formed due to the growth of fixed assets cost, defined at the revaluation.
For the fiscal year the surplus capital increased by RUR 3 024 299 thousand, including due to the growth of the property cost from the revaluation by RUR 3 892 218 thousand, and decreased by RUR 68 579 thousand, including:

- by RUR 15 357 thousand – replacement of the Federal property;
- due to the writing-off of the library fund to the sum of RUR 4 thousand;
- due to the writing-off of the sums of pre-evaluation of fixed assets at the retirement to the sum of RUR 53 218 thousand.

For the fiscal year the reserve capital, created by the Company to cover losses, increased by RUR 27 thousand. The reserve capital is created due to the net profit of the subsidiary "Bill Center", ltd.

3.9. Shares of the Company

On 31.12.2003 the authorized capital of the JSC "Kuzbassenergo" makes RUR 606 163 800 (six hundred and six million one hundred sixty three thousand eight hundred), consists of 606 163 800 equities at the cost of RUR 1 for 1 share.

From the overall amount of shares the employees of the JSC "Kuzbassenergo" own 13,7 mln shares (2002 – 16,2 mln shares), legal entities – 578,8 mln (2002 – 566,9 mln), direction of the Company owns no shares, subsidiaries own no shares of the Company.

3.10. National assistance

There was no national assistance to the JSC "Kuzbassenergo" in the fiscal year.

3.11. Principal subsidiaries and dependent companies

The Company possesses the equities of the following subsidiaries:

№	Name of the company	Share in the authorized capital	Location	Type of activity
1	JSC "Prokopievskenergo"	60%	653000, 14, Energeticheskaya St., Prokopievsk	Energy realization
2	JSC "IPA "Vodokanal"	74,5%	653000, 3, Kirpichnaya St., Prokopievsk	treatment plants
3	JSC "Kuzbasshydroenergostroi"	100%	650099., 17, Kuznetsky prospect, Kemerovo	Capital construction
4	"Bill Center Kuzbassenergo", ltd.	100%	650099, 12, Ostrovskogo St., Kemerovo	Bill calculations, wholesale and retail trade
5	"Sbytenergo", ltd.	100%	652417., 14 Severnaya St., pos. Metallploshchadka, Kemerovo district, Kemerovo	Energy realization, financial transactions, wholesale and retail trade
6	JSC "Andreevskoe"	100%	652421, Andreevka village, Kemerovo district, Kemerovo region	subsidiary economy
7	"Supervolokno", ltd.	60%	650068, UN-1612/29, Stroigorodok, Kemerovo	Production of heat insulation

On 01.01.2003 the share of the JSC "Kuzbassenergo" in the authorized capital of "Bill Center Kuzbassenergo", ltd. made RUR 80 thousand (19,95%). The JSC "Kuzbassenergo" – the sole member of "Bill Center Kuzbassenergo", ltd. bought out from the Company non-distributed shares in the authorized capital as the members of "Bill Center Kuzbassenergo", ltd retired under the applications, on the basis of articles 24,39 of FL "On Joint Stock Companies", par.24 of section IX of the Articles of "Bill Center Kuzbassenergo", ltd., articles 15, 20-21of the Articles of the JSC "Kuzbassenergo".
The share of the JSC "Kuzbassenergo" in the authorized capital of "Bill Center Kuzbassenergo", ltd. made RUR 401 000 (100%) on 01.04.2003.

From 01.01.2003 to 31.12.2003 the Company did not possess the shares of the subsidiaries.

3.12. Bargaining transaction (barter)

In 2003 the part of products sales of the Company was conducted on the terms of the barter, the values given in the table below show this.

Bargaining transaction (barter)

Index	Fiscal period	Similar period of last year
Total number of the companies conducting bargaining transactions	42	89
Gain from these transactions – total, RUR thousand, including:	19 560	57 216
"Kuzbassugolsnab", ltd.	-	*3 259*
"Sibenergougolsnab", ltd.	*3 266*	*40 315*
"Barel", ltd.	*6 319*	*2 630*
JSC "KEM"	*6 006*	*1 067*
Other	*3 969*	*9 945*
Gain from bargaining transactions – total, % to overall gain for the fiscal period	0,1	0,4

The table shows that the gain from bargaining transactions in overall gain is not sufficient and makes only 0,1%. For the fiscal period there was a decrease of total number of the companies conducting bargaining transactions by 47 companies.

3.13. Receipts and expenditures over current types of activity

Receipts and expenditures for the fiscal year are reflected in the report on receipts and expenditures separately for current types of activity, for operational and non-realization receipts and expenditures with the decoding of types and values and comparison with the previous year.

Analysis of profit (losses) from sales

RUR thousand

№	Index	Profit		Loss		Financial result	
		Fiscal period	Similar period of the last year	Fiscal period	Similar period of the last year	Fiscal period	Similar period of the last year
1.	**Realization of goods, products, works, services – total**	**17 344 779**	**15 052 123**	**15 632 147**	**13 160 333**	**1 712 632**	**1 891 790**
	including:						
	Electric energy	13 398 942	11 809 095	12 126 570	10 075 382	1 272 372	1 733 713
	Heat power	3 153 930	2 418 386	2 860 940	2 294 627	292 990	123 759
	Industrial goods, works, services	671 775	678 032	543 416	621 981	128 359	56 051
	Non-industrial goods, works, services	120 132	146 610	101 221	168 343	18 911	-21 733
2.	**Commercial costs**	**X**	**X**	**19 819**	**16 498**	**-19 819**	**-16 498**
3.	**Management expenses**	**X**	**X**	**10 091**	**7 716**	**-10 091**	**-7 716**
4.	**Profit (loss) from sales**	**X**	**X**	**X**	**X**	**1 682 722**	**1 867 576**

For the fiscal year the gain increased by 15,2% as compared to the last year. Receipts from realization of energy made RUR 16 552 872 thousand or 95,4% of overall gain, from realization of other goods, works, services – RUR 791 907 thousand or 4,6%.

The costs on energy production made RUR 14 987 510 thousand for the fiscal year. Costs on other activity which is not connected with production and transmission of energy, made RUR 644 637 thousand.

For 2003 profit from sales of JSC "Kuzbassenergo" decreased by RUR 184 854 thousand or 9,9% as compared to the year 2002. For 2003 the growth rate of expenditures in main production of the JSC "Kuzbassenergo" was higher than the growth rate of gain from realization of products, this had a negative effect on the profit value from sale of products, works, services of the Company in general.

By the results of work for the year 2003, the sales economic efficiency made 9,7 % (for the year 2002 – 12,4%).

3.14. Other operational receipts and expenditures

RUR thousand .

Index	Profit		Loss		Financial result	
	Fiscal period	imilar period of the last year	Fiscal period	Similar period of the last year	Fiscal period	Similar period of the last year
Other operational receipts and expenditures	3 428 674	3 800 326	3 507 275	5 085 745	-78 601	-1 285 419
Including:						
From sales of securities	2 781 755	3 235 555	2 723 035	4 186 439	58 720	-950 884
Other	646 919	564 771	784 240	899 306	-137 321	-334 535

There was a decrease of other operational receipts by RUR 371 652 thousand or 9,8% for the fiscal period. Other operational receipts decreased by RUR 1 578 470 thousand as compared to the last period.

As a result of the transactions of the JSC "Kuzbassenergo" with securities the gross profit made RUR 58 720 thousand in 2003.

The reserve on doubtful debts to the sum of RUR 146 300 thousand created in 2003 is reflected in other operational losses, it affects the result of operational activity.

There were losses from other operational activity to the sum of RUR 78 601 thousand in 2003, down RUR 1 206 818 thousand (93,9%) than in 2002.

3.15. Other non-realization receipts and expenditures

RUR thousand.

Index	Profit		Loss		Financial result	
	Fiscal period	Similar period of the last year	Fiscal period	Similar period of the last year	Fiscal period	Similar period of the last year
Non-realization receipts and expenditures- total	121 433	117 231	920 790	735 613	-799 357	-618 382
including:						
Profit (loss) of past periods, revealed in the fiscal period	*51 032*	*54 974*	*127 960*	*30 792*	*-76 928*	*24 182*
Penalties, fines, forfeits admitted or which received the court judgment	*1 296*	*27 356*	*6 918*	*10 208*	*-5 622*	*17 148*
Surplus property by the results of inventory	*17 908*	*13 598*	*0*	*0*	*17 908*	*13 598*
Property transfer to the municipal property	*0*	*0*	*22 473*	*77 150*	*-22 473*	*-77 150*
Other	*51 197*	*21 303*	*785 912*	*694 613*	*-734 715*	*-673 310*

Non-realization receipts increased by RUR 4 202 thousand or 3,6% for the fiscal period as compared to the last period. Non-realization receipts for the year 2003 increased by RUR 185 177 thousand or 25,2% (expenses referred to the consumption to the sum of RUR 668 922 thousand) . This change led to the increase of losses from non-realization activity. As compared to the similar period of the last year they increased and made RUR 799 357 thousand at the end of 2003. Among the reasons for the increase of non-realization expenses there are the losses of the past periods, revealed in the fiscal year to the sum of RUR 127 960 thousand and transfer of the property to the municipal property – RUR 22 473 thousand.

3.16. Taxes

Information about the settlement with the budget for the year 2003

RUR thousand

Payments to the budget	Balance on 01.01.2003.		Accrued		Paid		Transferred to the deferred tax liabilities	Balance on 31.12.2003.	
	Total	Unit weight, %	Total	unit weight, %	Total	unit weight %		Total	unit weight %
Payments- total	738 926	100	2 987 417	100	3 024 805	100	23 906	677 632	100
Including									
Profit tax	140274	19	304 794	10,2	388 137	12,8	20 294	36637	5,4
VAT	530 579	71,9	1 389 551	46,5	1 255 032	41,5		665 098	98
Profit tax	-50 971	-7	103 444	3,5	258 680	8,6		-206 207	-30
income tax	14 711	2	242 712	8,2	241 189	8		16 234	2,3
Other taxes and payments	104 333	14,1	946 916	31,6	881 767	29,1	3 612	165 870	24,3

The debt to the federal budget makes RUR 833 559 thousand form overall debt sum. This debt was reconstructed in 2001 in accordance with Regulation # 1002 dd.03.09.99. The reconstructed debt on profit tax and accrued penalties and fines in accordance with the directives of JSC RAO "UES of Russia" on 31.12.2003 is transferred to deferred tax liabilities.

Extra charge to the budgets of the subjects of RF and local budgets on 31.12.2003 makes RUR 155 927 thousand due to the advance payments in December 2003.

The charge of the current period on terms of payment in 2004 made RUR 230 115 thousand.

The tax debt of RUR 244 265 thousand was renewed in 2003, it was transferred to the budget through "problematic" banks:

- VAT – RUR 222 833 thousand (reconstructed debt is reflected in F1, p.520);
- Profit tax – RUR 21 432 thousand (reflected in F1, p.515 "Deferred tax liabilities").

Information about settlement with non-budget social funds for the year 2003

RUR thousand .

Payments to the non-budget funds	Balance on 01.01.2003.		Accrued		Paid		Balance on 31.12.2003.	
	Total	Unit weight, %	Total	Unit weight, %	Total	Unit weight, %	Total	Unit weight, %
Payments- total	275 347	100	571 209	100	608 150	100	238 406	100
Including								
Pension fund	192 888	70,0	434 369	76,0	466 843	76,8	160 414	67,3
Social insurance	-2 864	-1,0	74 815	13,1	74 811	12,3	-2 860	-1,20

fund								
Fixed assets fund	3 133	1,1	55 559	9,7	52 777	8,7	5 915	2,5
Employment fund	0	0	7	0,01	7	0,01	0	0
Penalties, fines	82 190	29,9	6 459	1,1	13 712	2,3	74 937	31,4

The debt on insurance fees to the Pension fund of RUR 119 684 thousand was reconstructed in 2001 in accordance with the Regulation of the Government of RF # 699 dd.01.10.2001.

Accounts receivable on payments to the social insurance fund of RUR 2 860 thousand arose as a result of the enhanced use of the money of the fund over the charged sums.

3.17. Result of force-majeur circumstances

RUR thousand.

Index	Profit		Loss		Financial result	
	Fiscal period	Similar period of the last year	Fiscal period	Similar period of the last year	Fiscal period	Similar period of the last year
Profit and loss from force-majeur circumstances – total	4 871	9 602	3 768	6 568	1 103	3 034
including:					0	0
- insurance compensation	4 852	9 586	X	X	X	X
- cost of tangible property	19	16	88	753	-69	-737
- losses from writing-off	X	X	3 680	5 815	X	X

Losses of the JSC "Kuzbassenergo" from force-majeur circumstances made RUR 3 768 thousand for the year 2003, down 43% than in 2002.

The main reason for force-majeur circumstances is stealing of power lines. The main part of the receipts from force-majeur circumstances is getting the insurance compensation.

In the fiscal period the part of insurance compensation was received on the insurance cases which took place in the previous period, it explains the positive financial result from force-majeur circumstances. With the account of received insurance compensation, the sum of receipts in 2003 exceeded the sum of damages by RUR 1 103 thousand.

3.18. The determinate activity

On the basis of the decision of the Board of Directors of JSC "Kuzbassenergo" dd.01.07.2003 (minutes 1/9) the subsidiary of the JSC "Kuzbassenergo" – "Regional Dispatching Department" was liquidated. The functions of operating-dispatching department were given to the JSC "CO-CDD UES" – "Kuzbass RDD", the property was given to lease.

RUR thousand

	Since January 1 to July 31, 2003	For 2002
Gain from sales	8	-
Cost price of the sale	7	-
Gross profit from sales	1	-
	31 July 2003	**31 December 2002**
Fixed assets	6 195	-
Inventory	3 728	-

3.19. Profit per share

	2003	2002
Base profit for the fiscal year, RUR thousand	790	-531 606
Average amount of equities in circulation during the fiscal year, thousand shares	606 163 800	606 163 800
BASE PROFIT PER SHARE, RUR	0	0

The accrual of dividends and their paying off is not planned by the results of the year 2003. In 2003 the dividends were not accrued and did not paid off.

3.20. Affiliated persons

Parental company

JSC "Kuzbassenergo" is controlled by the JSC Russian joint stock company of energy and electrification "UES of Russia", which possesses 49% of equities of the JSC "Kuzbassenergo", the rest 51% of equities are floated among the shareholders.

Moreover, the affiliated persons of the JSC "Kuzbassenergo" are the members of the Board of Directors, members of the Management Board, the list of the members are given in the section "General provisions" of the explanatory note, as well as 7 subsidiaries – JSC "Andreevskoe", JSC "Kuzbasshydroenergostroi", "Sbytenergo", ltd., "Supervolokno", ltd., JSC "Investment-Production Association "Vodokanal", JSC "Prokopievskenergo", "Bill Center Kuzbassenergo", ltd.

In the fiscal year the Company transferred its production to the following affiliated persons:

Name	Types of operations	Cost index, RUR thousand.	
		2002	2003
1. JSC RAO "UES of Russia"	Settlements on user fee	-	-
2. "Sbytenergo", ltd	Energy sale. Other services	29 423	95 716
3. JSC "Prokopievskenergo	Energy sale. Other services	423 101	546 589
4. JSC "IPA "Vodokanal"	Utility services e	none	none
5. "Bill Center Kuzbassenergo", ltd	Sale of energy, heat power, tangable assets, other services	-	134 975
6. Mikhailov S.N.	Director General of JSC "Kuzbassenergo"	none	none
7. Abyzov M.A.	Chairman of the Board of Directors of JSC "Kuzbassenergo"	none	none
8. Vagner A.A.	Member of the Board of Directors of JSC "Kuzbassenergo"	none	none
9. Olfert R.B.	Member of the Board of Directors of JSC "Kuzbassenergo"	none	none
10. Mazikin V.P.	Member of the Board of Directors of JSC "Kuzbassenergo"	none	none
11. Negomedzyanov A.A	Member of the Board of Directors of JSC "Kuzbassenergo"	none	none
12. Platonov V.Y.	Member of the Board of Directors of JSC "Kuzbassenergo"	none	none
13. Shevtsov D.B.	Member of the Board of Directors of JSC "Kuzbassenergo"	none	none

Name	Types of operations	Cost index, RUR thousand.	
		2002	2003
14. Uzgorov I.I.	Member of the Board of Directors of JSC "Kuzbassenergo"	none	none
15. Tronber E.H.	Member of the Board of Directors of JSC "Kuzbassenergo"	none	none
16. Savin A.A.	Member of the Board of Directors of JSC "Kuzbassenergo"	none	none
17. Malofeev K.V.	Member of the Board of Directors of JSC "Kuzbassenergo"	none	none
18 .Skuratov D.Y.	Member of the Board of Directors of JSC "Kuzbassenergo"	none	none
10. Starchenko A.G.	Member of the Board of Directors of JSC "Kuzbassenergo"	none	none
20. Ogorodov S.Y.	Member of the Board of Directors of JSC "Kuzbassenergo"	none	none
21. Kulakov A.V.	Member of the Board of Directors of JSC "Kuzbassenergo"	none	none
22. Ivanov B.I.	Member of the Management Board of JSC "Kuzbassenergo"	none	none
23. Petrochenko V.V.	Member of the Management Board of JSC "Kuzbassenergo"	none	none
24.Grebennikov A.A.	Member of the Management Board of JSC "Kuzbassenergo"	none	none
25. Blagodyr I.V.	Member of the Management Board of JSC "Kuzbassenergo	none	none
26. Erofeev A.K.	Member of the Management Board of JSC "Kuzbassenergo	none	none
27. Nesvetailov V.F.	Member of the Management Board of JSC "Kuzbassenergo"	none	none
28. Kinzburg B.A..	Member of the Management Board of JSC "Kuzbassenergo"	none	none
	TOTAL:	**452 524**	**777 280**

The Company bought the production from the following affiliated entities:

Name	Types of operations	Cost index, RUR thousand.	
		2002	2003
1. JSC RAO "UES of Russia"	Settlements on user fee	1963434	1 753 622
2. JSC RAO "UES of Russia"	Settlememnt under the agent contract with MPS	-	-
3. "Sbytenergo", ltd	Remuneration for accumulation of sach assets from consumers-detors, contract works	830	6 612
4. JSC "Prokopievskenergo"	Sale of energy, coal, fixed assets, remuneration	12 515	75 066
	Utility services	none	none

	Types of operations	Cost index, RUR thousand.	
		2002	2003
5. JSC "IPA "Vodokanal"		-	432 443
6. "Bill Center Kuzbassenergo", ltd	Contract works, sale of inventory holdings, other services		
7. Mikhailov S.N.	Director General of JSC "Kuzbassenergo"	none	none
8. Abyzov M.A.	Chairmen of the Board of Directors of JSC "Kuzbassenergo"	none	none
9. Vagner A.A.	Member of the Board of Directors of LSC "Kuzbassenergo"	none	none
10. Olfert R.B.	Member of the Board of Directors of LSC "Kuzbassenergo"	none	none
11. Mazikin V.P.	Member of the Board of Directors of LSC "Kuzbassenergo"	none	none
12. Negomedzyanov A.A	Member of the Board of Directors of LSC "Kuzbassenergo"	none	none
13. Platonov V.Y.	Member of the Board of Directors of LSC "Kuzbassenergo"	none	none
14. Shevtsov D.B.	Member of the Board of Directors of LSC "Kuzbassenergo"	none	none
15. Uzgorov I.I.	Member of the Board of Directors of LSC "Kuzbassenergo"	none	none
16. Tronber E.H.	Member of the Board of Directors of LSC "Kuzbassenergo"	none	none
17. Savin A.A	Member of the Board of Directors of LSC "Kuzbassenergo"	none	none
18. Ivanov B.I.	Member of the Management Board of JSC "Kuzbassenergo"	none	none
19. Petrochenko V.V.	Member of the Board of Directors of LSC "Kuzbassenergo"	none	none
20. Grebennikov A.A..	Member of the Board of Directors of LSC "Kuzbassenergo"	none	none
21. Blagodyr I.V	Member of the Board of Directors of LSC "Kuzbassenergo"	none	none
	Member of the Board of Directors of LSC	none	none

	Types of operations	Cost index, RUR thousand.	
		2002	2003
22. Erofeev A.K.	"Kuzbassenergo"		
23. Nesvetailov V.F.	Member of the Board of Directors of LSC "Kuzbassenergo"	none	none
ИТОГО:		**1 976 779**	**2 267 743**

Settlement with affiliated entities

On 31.12.2003 the debt of affiliated entities to the Company makes:

RUR thousand

	2002	2003
Accounts receivable of the Company		
1. "Sbytenergo" ltd.	32 853	81 471
2. JSC "Prokopievskenergo"	31 806	50 334
3. "Bill Center Kuzbassenergo", ltd.	99 924	671 099
Total	**164 583**	**802 904**
Account payable of the Company		
1. "Bill Center Kuzbassenergo", ltd.	46 005	92 812
2. JSC RAO "UES of Russia" (user fee)	116 134	371 627
3. "Sbytenergo" ltd.	-	2 580
4. JSC "Prokopievskenergo"	6 117	36 075
Total:	**168 256**	**503 094**

Remuneration to the directors

In 2003 the Company paid to the members of the Board of Directors the remuneration to the overall sum of RUR 723 thousand (in 2002 – RUR 625 thousand), to the members of the Management Board – RUR 338 thousand.

3.21. Information on the segments

Operational segments

The following operational segments can be differentiated in the activity of the Company:

- production and transmission of electric and heat energy;
- production of industrial goods, works and services;
- production of non-industrial goods, works and services;

RUR thousand

	production and transmission of electric and heat energy	production of industrial goods, works and services	production of non-industrial goods, works and services	Total
The year 2003				
Gain of the segment	16 552 872	671 775	120 132	**17 344 779**
Profit (loss) of the segment	1 565 362	128 359	18 911	**1 712 632**

	production and transmission of electric and heat energy	production of industrial goods, works and services	production of non-industrial goods, works and services	Total
expenses, non-distributed to the segments	x	x	x	**5 247 814**
Profit non-distributed to the segments	x	x	x	**3 555 757**
Capital investment	1 912 792	77 628	13 882	**2 004 302**
Depreciated assessments on fixed assets for the fiscal year	1 596 520	**64 793**	11 587	**1 672 899**
Depreciated assessments on intangible assets for the fiscal year	0	0	0	**0**
The year 2002				
Gain of the segment	14 227 481	678 032	146 610	**15 052 123**
Profit (loss) of the segment	1 857 472	56 051	-21 733	**1 891 790**
expenses, non-distributed to the segments	x	x	x	**6 389 580**
Profit non-distributed to the segments	x	x	x	**3 927 934**
Capital investment	1 419 578	67 652	14 623	**1 501 858**
Depreciated assessments on fixed assets for the fiscal year	1 335 137	63 628	13 758	**1 412 523**
Depreciated assessments on intangible assets for the fiscal year	133	0	0	**133**
on 31.12.2003				
Assets of the segment	31 098 949	1 262 107	225 700	**32 586 756**
Assets non-distributed to the segments	x	x	x	**308 723**
Assets – total	x	x	x	**32 895 479**
Liabilities of the segment	6 119 178	248 338	44 410	**6 411 926**
Liabilities non-distributed to the segments	x	x	x	**1 675 161**
Liabilities – total	x	x	x	**8 087 087**
On 31.12. 2002				
Assets of the segment	26 019 402	1 239 994	268 122	**27 527 518**
Assets non-distributed to the segments	x	x	x	**151 670**
Assets – total	x	x	x	**27 679 188**
Liabilities of the segment	4 963 431	236 540	51 147	**5 251 117**
Liabilities non-distributed to the segments	x	x	x	**1 531 056**
Liabilities – total	x	x	x	**6 782 173**

Gain (profit) of the segments is formed as a result of the transactions with external buyers. The transactions with other segments are not carried out. Balanced financial result over the segments differs from profit from sales of the Company, shown in the line "Total" in the line "Profit (loss)" per value of

non-distributed administrative and other expenses referring to the activity of the Company in general. Expenses on profit tax and other similar obligatory payments, interest receivable and payable, profit from shares in other companies, as well as force-majeur receipts and expenditures are not included in the calculation of profit (loss) of the segment.

The distribution of other operational receipts and expenditures as well as non-realization receipts and expenditures among the segments was not performed due to groundless and absence of the necessity. The assets of the segments include: fixed assets, intangible assets, inventory holdings, incompleted production, accounts receivable, cash assets and other circulating assets. Financial investment is not included in the assets of the segments. Liabilities of the segments include: short-term and long-term liabilities, except for the liabilities to the budget on profit tax and liabilities on credits and loans received to finance the activity of the Company in general. Capital investment of the segments includes capital investment in fixed assets and intangible assets.

The overall gain from the realization of the JSC "Kuzbassenergo" for the year 2003 made RUR 17 344 779 thousand, including the gain from energy production – RUR 16 552 872 thousand or 95,4%. As a result of the activity of the Company the gross profit made RUR 1 712 632 thousand, including the segment "Production of electric and heat energy" – RUR 1 565 362 thousand.

The table shows that the main operational segment of the JSC "Kuzbassenergo" is "Production of electric and heat energy". The assets of this segment make 94,5% of all the assets of the JSC "Kuzbassenergo" or RUR 31 098 949 thousand. This segment has 75,7% of all the liabilities of the Company. It should be mentioned that RUR 1 675 161 thousand is not distributed as this sum includes liabilities on credits and loans received to finance the activity of the Company in general.

Geographic segments

There is no division of the activity of the JSC "Kuzbassenergo" on geographic segments as the production and realization of the products takes place in one geographic place – Kemerovo region.

3.22. The events after the fiscal date

The event after the fiscal date is the fact of the economic activity which made or could make an impact on the financial condition, cash flow or the results of the activity of the company and which took place in the period between the fiscal date and the date of signing of the accounting report fro the fiscal year.

Dividends

By the results of the year 2003 the accrual of the dividends and their payment is not planned. In 2003 the dividends were not accrued and paid by the results of the year 2002.

3.23. Contingent liabilities

The developing market still prevails in the economy of Russian Federation, rough branches of industry working for export still prevail in the GDP.

However, the rapid economic growth shown in 2003 (the real growth of GDP made 7,3% according to the latest data of the State Committee) is due to the work of hundreds of middle-sized companies and not due to the work of a few big companies. This new economy grows rapidly thanks to the home market, including the supplies of energy.

For 2 last years there was a "revolution in macroeconomics" in Russia, connected with the introduction of a rapidly growing sector of competitive middle-sized companies, serving for the home market.

The prospective of economic stability in power industry depends on the efficiency of the economic measures taken by the Government of RF in the sphere of power industry reformation.

Contingent liabilities of the economic activity include:

- outage of coal to the suppliers claims to the sum of RUR 1 885 thousand
- advanced claims to the JSC "Kuzbassenergo" by the counteragents and state authorities to the sum of RUR 1 562 401,12 thousand
- claims advanced in the law machinery to the natural persons to the sum of RUR 4 984,58 thousand
- The Company is a respondent to the claims of natural persons. The sum of assumed loss can make RUR 1 362,34 thousand.

Off-balance fines and penalties

At the beginning of the fiscal year the penalties and fines to the budget and non-budget funds made RUR 1 959 935 thousand, penalties made RUR 1 956 000 thousand, fines – RUR 3 935 thousand. RUR 1 245 953 thousand of overall sum was reconstructed.

	Debt on 01.01.2003., RUR thousand.					
	Penalties	Reconstructed	**Fines**	Reconstructed	**Total**	Reconstructed
Budget	1 057 494	930 316	3 633	2 050	1 061 127	932 366
Road fund	584 226	0	0	0	584 226	0
Non-budget social funds	314 280	313 288	302	299	314 582	313 587
Total:	**1 956 000**	**1 243 604**	**3 935**	**2 349**	**1 959 935**	**1 245 953**

In 2003 non-reconstructed debt on fines and penalty paid off to the sum of RUR 78 356 thousand, debt on penalty to the Road fund is written-off by the decision of the Arbitrage of Kemerovo region as unlawfully accrued.

	Debt on 31.12.2003., RUR thousand.					
	Penalties	Reconstructed	**Fines**	Reconstructed	**Total**	Reconstructed

Budget	978 254	930 315	4 565	2 048	982 819	932 363
Road fund	51	0	**4**	0	55	0
Non-budget social funds	309 083	309 087	388	384	309 471	309 471
Total:	**1 287 337**	**1 239 402**	**4 953**	**2 432**	**1 292 290**	**1 241 834**

At the end of the fiscal year the penalties and fines to the budget and non-budget funds made RUR 1 292 290 thousand, penalties made RUR 1 287 337 thousand, fines – RUR 4 953 thousand. RUR 1 241 834 thousand of overall sum was reconstructed, including penalties – RUR 1 239 402 thousand, fines – RUR 2 432 thousand. The indicated sums are included in the Program on Reconstruction of tax payments according to the Decision of The Department of the RF Ministry of Taxation of Kemerovo region #1 dd. 31.08.2001 and the Tax inspectorate of RF in Kemerovo #22 dd. 03.12.2001. The sums are formed according to the data of the accounting of rating authorities. The JSC "Kuzbassenergo" did not agree with the amount of reconstructed penalty because the rating authorities could not prove with the papers the grounds for accrual of the penalty.

At the same time the JSC "Kuzbassenergo" had to sign the agreement on reconstruction of tax payments to improve the financial condition of the Company.

At the advanced repayment of the debt on tax payments, the sums of penalties and fines are subject to writing-off.

The schedule of repayment of reconstructed debt of tax payments was observed by the Company in 2002-2003.

To liquidate the penalties and fines in the balance, the JSC "Kuzbassenergo" introduces an advanced schedule of repayment of reconstructed debt since the year 2004.

The Company has all the chances to appeal to the Tax inspectorate of RF in Kemerovo to write-off a part of penalties and fines in the balance. The Company plans to do this in 2004.

The developing market keeps prevailing in the Russian economy. The prospects of economic stability depend on the efficiency of economic measures taken by the Government and the development of legal and political systems.

Director General
of the JSC "Kuzbassenergo" **Mikhailov S.N.**

Chief accountant
of the JSC "Kuzbassenergo" **Rumova A.N.**

Deputy Director General on economy and finance
of the JSC "Kuzbassenergo" **Lavrov A.M.**

Auditor's conclusion on the consolidated accounting report of the joint stock company of energy and electrification "Kuzbassenergo" by the results of activity for the year 2003

The audit of the consolidated accounting report of the JSC "Kuzbassenergo" for the year 2003 was conducted by the CJSC "BDO Unikon", assignee of the CJSC "BDO UnikonRuf" (the certificate of state registration of the changes put into basic instruments of the legal entity, dd. 17.09.2003 series 77 # 006871546), in accordance with contract # 10201-01-221/03 signed with the CJSC "BDO UnikonRuf" on the basis of the decision of the General meeting of shareholders of the Company on the assignment of the CJSC "BDO UnikonRuf" an official auditor (minutes #11 dd. 02.06.2003).

Brief information about the CJSC "BDO Unikon"

The CJSC "BDO Unikon" was registered by the Tax Inspectorate of the Ministry of Taxation of RF # 26 over the Southern Administrative District of the city of Moscow.

The certificate of the record in the Unified state register of legal entities dd. 17.09.2003 series 77 # 006871546, the state registration number 1037739271701.

Address: 117545, 125, Varshavskoe shosse, Moscow

Tel: (095)319-4656; 319-6636.

Tel/fax: (095) 319-5909.

T-mail: reception@bdo.ru

Web: www.bdo.ru

Director General – Dubinsky Andrei Yurievich.

CJSC BDO Unikon has a license dd. 25.06.2002 # E 000547 to perform audit activity, issued by the Ministry of Finance of RF, valid until 24.06.2007.

CJSC BDO Unikon is an independent audit company, part of the international BDO network with the exclusive rights to render services to the customers under the trade mark of BDO.

CJSC BDO Unikon is a current member of the Association of Professional Auditors "Institute of Professional Auditors" (IPA) accredited at the Ministry of Finance of RF in accordance with Order #145 dd. 16.07.2002.

Grishakin Mikhail Alexeevich, first deputy Director General is authorized to sign the Auditor's conclusion under letter of attorney #2 dd. 13.01.2004.

Goncharov Vadim Nikolaevich, auditor, director on audit, headed the audit check of the Company.

Brief information about the JSC "Kuzbassenergo"

The JSC "Kuzbassenergo" (hereafter – Parent Company) is registered by the Department of state registration and licensing of the Administration of the city of Kemerovo, the certificate of registration dd. 25.07.96 series KE-401 № 3225.

Legal address of the Company: 650620, 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

Subsidiaries:

- joint stock company "Kuzbasshydroenergostroi"

The authorized capital of the company is RUR 118619 thousand

The share of the Parent Company in the authorized capital (voting shares) is 100%.

Legal address of the company: 17, Kuznetsky prospect, Kemerovo, Russian Rederation.

- "Sbytenergo", limited liability company.

The authorized capital of the company is RUR 100 thousand

The share of the Parent Company in the authorized capital (voting shares) is 100%.

Legal address of the company: 14, Severnaya St., pos.Metallploshchadka, Kemerovo district, Kemerovo region, Russian Federation.

- joint stock company "Andreevskoe"

The authorized capital of the company is RUR 36437 thousand

The share of the Parent Company in the authorized capital (voting shares) is 100%.

Legal address of the company: pos. Andreevsky, Kemerovo district, Kemerovo region, Russian Federation.

- joint stock company "Prokopievskenergo"

The authorized capital of the company is RUR 32300 thousand

The share of the Parent Company in the authorized capital (voting shares) is 60%.

Legal address of the company: 14, Energeticheskaya St., Prokopievsk, Kemerovo region, Russian Federation.

- "Supervolokno", limited liability company.

The authorized capital of the company is RUR 400 thousand

The share of the Parent Company in the authorized capital (voting shares) is 60%.

Legal address of the company: Stroygorodok, Kemerovo, Russian Federation

- joint stock company "Investment-Production Association "Vodokanal"

The authorized capital of the company is RUR 42 mln

The share of the Parent Company in the authorized capital (voting shares) is 74,5%.

Legal address of the company: 3, Kirpichnaya St., Kemerovo region, Russian Federation.

- "Bill Center "Kuzbassenergo", limited liability company

The authorized capital of the company on 01.01.2003 is RUR 80 thousand and on 31.12.2003 – RUR 401 thousand.

The share of the Parent Company in the authorized capital (voting shares) is 19,95%.and 100% respectfully.

Legal address of the company: 12, Ostrovskogo, Kemerovo, Russian Federation.

1. We conducted the audit of the enclosed accounting report for 2003:
   - balance sheet (form #1);
   - profit-and-loss report (form #2);
   - report on capital changes (form #3);
   - report on cash flow (form #4);
   - appendix to the balance sheet (form #5);
   - explanatory note. .

The consolidated accounting report of the Group combines the accounting report of the following legal entities:

- The Parent Company – JSC "Kuzbassenergo";
- subsidiaries: "Bill Center "Kuzbassenergo", ltd., "Sbytenergo", ltd., JSC "Prokopievskenergo"; JSC "Investment-Production Association "Vodokanal".

The accounting report of the subsidiaries "Bill Center "Kuzbassenergo", ltd. and "Sbytenergo", ltd. is united in the consolidated accounting report on the ground of 100% share of the Parent Company in their authorized capitals.

The consolidated accounting report of the Group includes the consolidated accounting report of "Bill Center "Kuzbassenergo", ltd on the group of dependent and affiliated companies:

- JSC "Aniline-dye plant";

- "Television center "Tom", ltd., Kemerovo;
- "Kuzbass-energo-trans", ltd.
- CJSC "Transport company Kuzbassenergo";
- CJSC "Health center Energetic";
- JSC "Novokuznetsk heating system company";
- CJSC "Kuzbassenergosvyaz";
- CJSC "Kuzbassenergoservice".

The accounting report of the subsidiaries JSC "Prokopievskenergo" and JSC "Investment-Production Association "Vodokanal" is united in the consolidated accounting report on the ground of the prevailing share of the Parent Company in their authorized capital. The Company accounted the share of "Bill Center "Kuzbassenergo", ltd. in the authorized capital (voting shares) of the JSC "Prokopievskenergo" – 13% at including the accounting report of JSC "Prokopievskenergo" in the consolidated accounting report.

The accounting reports of JSC "Kuzbasshydroenergostroi", JSC "Andreevskoe", "Supervolokno", ltd. is not included in the consolidated accounting report of the Group due to the bankruptcy procedure and external control in these subsidiaries of the Company (JSC "Kuzbasshydroenergostroi") and competitive production (JSC "Andreevskoe", "Supervolokno", ltd.), i.e. the Parent Company lost the possibility of influencing the decisions taken by the subsidiaries of the Company.

The group of the interdependent companies is united under the one name – JSC "Kuzbassenergo". Types of activity of the Companies of the Group:

- production, transmission, distribution and realization of electric and heat energy;
- Other types of activity, connected with the functioning of the power system and the objects of infrastructure.

This consolidated accounting report is prepared by the management of the Parent Company in accordance with the standards set by Federal Law dd. 21.11.96 # 129-FL "On the accounting report" (in edition of further changes and additions), Regulations on accounting, the Order of the Ministry of Finance of RF dd.22.07.2003 #67n "On the forms of the accounting reports of the companies", Methodological recommendations on drawing up and presentation of the accounting reports approved by the Order of the Ministry of Finance of RF dd. 30.12.96 # 112 (in edition of further changes and additions), and other statutory acts of RF regulating the procedure of accounting keeping and drawing up of the accounting reports.

Mr. Mikhailov S.N., the Director General of the Parent Company, bears the responsibility for the Company, observance of the legislation of RF at conducting of the economic transactions. Rumova A.N., Chief accountant of the Parent Company, bears the responsibility for the drawing up of the account policy, book keeping, presentation of the complete and comprehensive consolidated accounting report.
JSC BDO Unikon conducted the audit and approved the accounting report of the Parent Company which makes 98% of the consolidated currency of the balance sheet at the moment of the audit conduction of the accounting report of the Group for the year 2003.
The duty of the auditor is to air the opinion about the authenticity of the given accounting report in every way and confirmation of the procedure of book keeping to the legislation of RF. The aim of the work did not include the expression of the opinion about complete conformity of the activity of the Group to the legislation of RF, evaluation of the efficiency of the management and observance of the interests of the shareholders.
Our opinion can not be considered as the expression of confidence in non-stop activity of the Companies of the Group in the future.

2. The audit was conducted in accordance with FL #119-FL dd.07.08.2001 "On audit activity" and federal rules (standards) of the audit activity approved by the Regulation of the Government of RF #696

dd.23.09.2202 (in edition of further changes and additions), other statutory acts regulating the audit activity, as well as the audit standards and methods within the Company.

We were governed by the inner standards of the accredited professional audit association IPAR at the conducting the audit.

The audit was planned and conducted so that to get the reasonable confidence in the absence of essential failures in the accounting report.

The audit included the checking documents proving the figures and notes of the accounting report. Our work was to evaluate the right usage of the principles and methods of the accounting keeping and standards of preparation of the consolidated accounting report. We viewed the approaches to the definition of the principle values and tolerances made by the executive body of the Parent Company at the preparation of the consolidated accounting report.

We assume that the conducted audit gives grounds for expression of our opinion about the authenticity of this accounting report in every way to the legislation of RF.

3. To our mind, the consolidated accounting report of the Group reflects authentically the finance condition of the Company on 31.12.2003 and the results of the financial and economic activity from 01.01.2003 to 21.12.2003.

4. without changing the opinion about the authenticity of the consolidated accounting report, we would like to stress the information given in the explanatory note to the annual consolidated accounting report, namely we would like to emphasize that the accrued sanctions and penalties to the budget and non-bydget funds were not reflected in the balance sheet of the Parent Company.

12.03.2004

First Deputy Director General M.A. Grishakin

Qualification certificate of the Ministry of Finance of RF on general audit # 023222 was issued on the basis of the decision of the Central certifying and licensing audit committee of the Ministry of Finance of RF dd.30.07.98, since 30.07,2001 it is extended until 30.07.2004 (minutes #94 CCLC of the Ministry of Finance of RF).

Auditor V.N. Goncharov

Qualification certificate of the Ministry of Finance of RF on general audit # 023239 was issued on the basis of the decision of the Central certifying and licensing audit committee of the Ministry of Finance of RF dd.30.07.98, since 30.07,2001 it is extended until 30.07.2004 (minutes #94 CCLC of the Ministry of Finance of RF).

APPENDIX 4

Minutes #12 of the annual General meeting of shareholders of the Kuzbass joint stock company of energy and electrification (JSC "Kuzbassenergo"

(16 pages enclosed)

Annex C

3.5

THE INFORMATION ABOUT THE SUBSTANTIAL FACT
"THE MATERIAL ABOUT THE GENERAL MEETING DECISIONS"

1. Full trade name of the issuer (for nonprofit institution - name) with the indication of the legal-organizational form: ***Kuzbass joint stock company of power engineering and electrification.***
2. The issuer's location: ***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.***
3. The issuer's TIN: ***4200000333.***
4. The issuer's unique code, assigned by registering agency: ***00064-A.***
5. The substantial fact code: ***1000064A24062004.***
6. The issuer's internet address for the releasing of the information about the substantial facts: ***http://www.kuzbassenergo.ru/***
7. The name of the periodical press, used by the issuer for the releasing of the information about the substantial facts: ***the "Kuzbass" newspaper, "The Supplement to Vestnik of Russia FKTSB".***
8. The type of the general meeting (annual, special): ***annual.***
9. The form of the general meeting holding: ***session.***
10. The date and the place of the general meeting holding: Novokemerovskaya TETs, Predzavodskoj village, Kemerovo.
11. The general meeting quorum: ***548 140 582 votes, that comprises 90, 4278 % of the voting stock total.***
12. Voting questions and the results:
    1. The endorsement of the annual report, the annual accounting, including the report of the Company profits and losses, and allocation of the Company profits (dividend payment) and losses for 2003.
    2. Voting results: "FOR" - 547 672 982 votes, "AGAINST" - 374 800 votes, "ABSTAINED" - 92 800 votes, "INVALID VOTING PAPERS"- 0 votes.

    3. ***The election of the Company Board Members.***

Voting results (cumulative voting):
1. Vagner Andrey Alexandrovich – "FOR" - 551 267 233 votes;
2. Gorev Ilja Evgenievich – "FOR" - 3 935 690 votes;
3. Kostyuk Michail Dmitrievich – "FOR"- 30 690 votes;
4. Negomedzyanov Alexander Alexandrovich – "FOR" - 544 567 523 votes;
5. Nikiforov Nikita Victorovich – "FOR" - 544 567 723 votes;
6. Novikov Nikolaj Valentinovich – "FOR" - 544 567 723 votes;
7. Parkhomuk Olga Victorovna – "FOR" - 544 562 523 votes;
8. Platonov Vladimir Yurjevich – "FOR"- 548 472 723 votes;
9. Abyzov Michail Anatoljevich – "FOR" - 3 970 691 votes;
10. Glotov Andrey Eduardovich – "FOR" - 30 690 votes;
11. Mazikin Valentin Petrovich – "FOR" - 549 490 809 votes;
12. Goncharov Igor Michailovich – "FOR" - 73 890 votes;
13. Eliseeva Irina Eduardovna – "FOR" - 30 690 votes;
14. Kozhura Ruslan Vetcheslavovich – "FOR" - 548 290 411 votes;
15. Tobak Alexander Yakovlevich – "FOR" - 54 490 votes;
16. Khromov Sergey Leonidovich - "FOR" - 548 409 711 votes;
17.Timofeev Dmitry Innokentjevich – "FOR" - 24 790 votes;
18. Skuratov Dmitry Yurjevich – "FOR" - 24 790 votes;
19. Bolshakov Andrey Nikolaevich – "FOR" - 548 288 511 votes;
20. Sorokin Igor Yurjevich – "FOR" - 29 990 votes;
21. Shumilov Alexander Alexandrovich – "FOR" - 548 288 511 votes.

4. ***The election of the Company Auditing Commission Members.***

Voting results:
1.Kleshnina Natalia Victorovna
"FOR" - 297 285 300 votes, "AGAINST" -249 240 982 votes, "ABSTAINED" – 0 votes, "INVALID VOTING PAPERS" - 1 609 900 votes.
2. Sanzharevsky Vsevolod Vsevolodovich
"FOR" - 297 285 700 votes, "AGAINST" - 249 240 982 votes, "ABSTAINED" -2 200 votes, "INVALID VOTING PAPERS" - 1 607 300 votes.
3. Gadzhiev Ilja Ibragimovich
"FOR" - 297 266 300 votes, "AGAINST" -249 253 182 votes, "ABSTAINED" - 2 200 votes, "INVALID VOTING PAPERS" - 1 614 500 votes.
4. Dolgopol Olga Semenovna
"FOR"- 297 280 700 votes, "AGAINST" - 249 240 982 votes, "ABSTAINED" – 0 votes, "INVALID VOTING PAPERS" - 1 614 500 votes.
5. Mikhno Irina Vasiljevna
"FOR" - 297 276 100 votes, "AGAINST" - 249 243 382 votes, "ABSTAINED" - 2 200 votes, "INVALID VOTING PAPERS" - 1 614 500 votes.
6. Mikhajlova Tamara Dmitrievna
"FOR" -249 225 382 votes, "AGAINST" -297 094 100 votes, "ABSTAINED" - 2 200 votes, "INVALID VOTING PAPERS" - 1 814 500 votes.

5. The Endorsement of the Company Auditor.
Voting results: "FOR" -547 860 582 votes, "AGAINST" - 277 800 votes, "ABSTAINED" - 2 200 votes, "INVALID VOTING PAPERS" – 0 votes.

6. Additions and changes in the Company article.
Voting results:
5.1. Under the item 5 of the Company article:
"FOR" - 297 422 400 votes, "AGAINST" -249 258 382 votes, "ABSTAINED" - 1 429 600 votes, "INVALID VOTING PAPERS" - 30 200 votes.

5.2. Under the sub-paragraph 21 of paragraph 15.1. of item 15 of the Company article.
"FOR" -297 442 800 votes, "AGAINST" - 250 660 182 votes, "ABSTAINED" - 7 400 votes, "INVALID VOTING PAPERS" - 30 200 votes.

5.3. Under the sub-paragraph 29 of paragraph 15.1. of item 15 of the Company article.
"FOR" -546 651 382 votes, "AGAINST"- 31 600 votes, "ABSTAINED" -1 427 400 votes, "INVALID VOTING PAPERS" - 30 200 votes.

5.4. Under the sub-paragraph 30 of paragraph 15.1. of item 15 of the Company article.
"FOR" - 546 620 382 votes, "AGAINST"- 47 600 votes, "ABSTAINED" -1 442 400 votes, "INVALID VOTING PAPERS" - 30 200 votes.

5.5. Under the sub-paragraph 31 paragraph 15.1. item 15 of the Company article.
"FOR" -546 633 182 votes, "AGAINST"- 47 600 votes , "ABSTAINED" - 1 429 600 votes, "INVALID VOTING PAPERS" - 30 200 votes.

5.6. Under the indention m) sub-paragraph 37 of paragraph 15.1. of item 15 of the Company article
"FOR" -546 591 582 votes, "AGAINST" - 47 600 votes, "ABSTAINED" - 1 471 200 votes, "INVALID VOTING PAPERS" - 30 200 votes.

5.7. Under the sub-paragraph 41 of paragraph 15.1. of item 15 of the Company article.

"FOR" -546 591 582 votes, "AGAINST" - 47 600 votes, "ABSTAINED" - 1 471 200 votes , "INVALID VOTING PAPERS" - 30 200 votes.

5.8. Under the sub-paragraph 42 of paragraph 15.1. of item 15 of the Company article.
"FOR" -546 641 582 votes, "AGAINST" - 4 400 votes, "ABSTAINED" - 1 464 400 votes, "INVALID VOTING PAPERS" - 30 200 votes.

5.9. Under the sub-paragraph 44 of paragraph 15.1. of item 15 of the Company article.
"FOR" - 546 665 782 votes, "AGAINST" - 39 200 votes, "ABSTAINED" - 1 435 600 votes, "INVALID VOTING PAPERS" – 0 votes.

5.10. Under the paragraph 15.1. of item 15 of the Company article.
"FOR" - 546 680 982 votes, "AGAINST" - 36800 votes, "ABSTAINED" - 1 422 800 votes, "INVALID VOTING PAPERS" – 0 votes.

5.11. Under the paragraph 15.1. of item 15 of the Company article.
"FOR" - 546 684 382 votes, "AGAINST" - 34 600 votes, "ABSTAINED" - 1 421 600 votes, "INVALID VOTING PAPERS" - 0 votes.

5.12. To add with the item 18.1.
"FOR" - 548 083 982 votes, "AGAINST" - 55 000 votes, "ABSTAINED" - 1 600 votes, "INVALID VOTING PAPERS" - 0 votes.

5.13. Under the paragraph 25.8. of item 25 of the Company article.
"FOR" - 548 083 782 votes, "AGAINST" - 55 200 against, "ABSTAINED" – 1600 votes, "INVALID VOTING PAPERS" – 0 votes.

13. The formulation of the decisions, made by the general meeting:

Concerning question № 1:

1. *To endorse the Company Annual report for 2003, the Company accounting for 2003, the Company report of the profits and losses for 2003.*
2. *To endorse the following profits (losses) allocation of the Company for 2003:*

Net-profit (loss) of the reporting period: RUR 790 thousands allocate for:
Reserve – RUR 40 thousands.
Accumulation fund – RUR 750 thousands.
Dividends - 0.
Payment of the previous years losses - 0.

3. *Not to pay out dividends in the common stock for 2003.*

Concerning question № 2:
To elect the following Company Board:

1. *Vagner Andrey Alexandrovich*
2. *Mazikin Valentin Petrovich*
3. *Platonov Vladimir Yurjevich*
4. *Khromov Sergey Leonidovich*
5. *Kozhura Ruslan Vetcheslavovich*
6. *Bolshakov Andrey Nikolaevich*
7. *Shumilov Alexander Alexandrovich*
8. *Nikiforov Nikita Victorovich*
9. *Novikov Nikolaj Valentinovich*
10. *Negomedzyanov Alexander Alexandrovich*
11. *Parkhomuk Olga Victorovna.*

Concerning question № 3:
To elect the following Company Auditing Commission:
1. Sanzharevsky Vsevolod Vsevolodovich
2. Kleshnina Natalia Victorovna
3. Dolgopol Olga Semenovna
4. Mikhno Irina Vasiljevna
5. Gadzhiev Ilja Ibragimovich

Concerning question № 4:
To endorse CJSC "BDO Yunikon" as the Company auditor, Moscow, license № E 000547 since 25.06.02 year.

Concerning question № 5:
To make additions and changes in the Company article:
5.1. According to the voting results under the paragraph 5.1 of the question № 5 of the agenda the decision of the Company article changing WASN'T MADE.

5.2. According to the voting results under the paragraph 5.2 of the question № 5 of the agenda the decision of the Company article changing WASN'T MADE.

5.3. To state sub-paragraph 29 paragraph 15.1 in the item 15 in the following wording: "29) The prior approval of the decisions about the Company bargains of non-repayable disposal of the Company property or rights of property (demands) to itself or third party; the bargains concerning the discharge of own and third person's property accountability; the bargains concerning the Company non-repayable benefits (through fulfillment of the duties) to the third party, in the cases, defined by the Company Board decisions, and decision-making of the Company bargain if aforesaid cases are not defined".

5.4. To exclude sub-paragraph 30 of 15.1 paragraph from the item 15.

5.5. To exclude sub-paragraph 31 of 15.1 paragraph from the item 15.

5.6. To state the indention m) of sub-paragraph 37 of paragraph 15.1. of item 15 of the Company article in the following wording:
"m) About the determination of payment procedure of the Company rewards to the Board members and to the DZO auditing commission".

5.7. To exclude sub-paragraph 41 of 15.1 paragraph from the item 15.

5.8. To state sub-paragraph 42 paragraph 15.1 in the item 15 in the following wording: "42) The Company nomination for the sole executive Board, the other executive settings, auditing settings, and also the auditor of the institutions where Company collaborates (fulfilling the generation, transmitting, manual supervision, dispensing and sale of the electric and heat energy, and also repair and after-sale services)".

5.9. To state sub-paragraph 44 paragraph 15.1 in the item 15 in the following wording: "44) The endorsement of the nomination of the independent appraiser (appraisers) for the rating of the stock value, the property and the other assets of the Company in the cases, provided with FS "About joint-stock companies", the present Article and also the Company Board decisions".
5.10. To add the sub-paragraph 46 to paragraph 15.1. in the item 15:

"46)The prior approval of the collective agreement, and the agreements, completed by the Company in the context of social and labor relations control".

5.11. To add the sub-paragraph 47 to paragraph 15.1. in the item 15:
"47) The endorsement of the nomination of the financial consultant, the involving of whom is demanded according to the Federal Statute "About equity market".

5.12. To add with the item 18.1.:
"Item 18.1. The Committees of the Company Board.
18.1.1. The Committees of the Company Board are formed according to the Board decision.
18.1.2. The Committees of the Company Board are formed for the items workup, that cover the Board terms of reference or that are studied by the Board in the course of the executive board control and elaboration of the necessary recommendations to the Board and the Company executive Board.
18.1.3. The work schedule, procedure of forming, terms of reference and terms of order of the Board Committees are defined according to the Board decisions".

5.13. To state paragraph 25.8 15.1 in the item 25 in the following wording:
"25.8. If the questions of the agenda of the establishing Company general shareholders meeting are not solved, so the recurrent general shareholders meeting is held not later than 40 days after the establishing Company general shareholders meeting, where the questions were not settled. At the same time only the questions to be solved are put on the agenda of the establishing Company general shareholders meeting.
During holding of this recurrent general shareholders meeting, the persons having right to take part in the establishing Company general shareholders meeting, where the questions of the agenda were not settled".

JSC "Kuzbassenergo"
Director general S. N. Michailov

June 30, 2004 Seal

Annex C

3.6

The list of affiliated persons by 30.06.2004

Affiliated person	Number of the Company's stocks owned by the person	Share in the authorized capital of the Company
Bolshakov Andrey Nickolaevich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 24.06.2004***	-	-
Vagner Andrey Alexandrovich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 24.06.2004***	***165000***	***0.03%***
Kozhura Ruslan Viacheslavovich Residence: ***Mytishy, Moscow, region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Mazikin Valentin Petrovich Residence: ***Leninsk-Kuznetsky, Kemerovo region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Negomedzianov Alexander Alexandrovich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Nikiforov Nikita Viktorovich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Novikov Nickolay Valentinovich Residence: ***Ekaterinbourg, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Parkhomuk Olga Viktorovna Residence: ***Krasnoyarsk, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Platonov Vladimir Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Khromov Vladimir Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***24.06.2004***	-	-
Shumilov Alexander Alexandrovich residence: ***Bor, Nizhegorodskaya region, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 24.06.2004***	-	-

Grebennikov Alexey Antonovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Gretsingher Yury Alexandrovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***10.03.2004***	-	-
Erofeev Alexander Kuprianovich Residence: : ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***30.09.2002***	-	-
Ivanov Boris Ivanovich Residence***: Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Lavrov Alexander Mikhailovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***10.03.2004***	-	-
Mikhailov Sergey Nickolaevich Residence***: Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***30.09.2002*** ***Sole executive body of the joint stock company*** Date of reason commencement:***21.06.2002***	-	-
Petrov Leonid Prokhorovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement:***14.05.2004***	-	-
Firm name: ***Closed Joint Stock Company "Autotransport company "Kuzbassenergo"*** Location: ***4, Stantsionnaya str., Kemerovo, 650006, Russia*** Postal address: ***4, Stantsionnaya str., Kemerovo, 650006, Russia*** ***Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC 'Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity.*** Date of reason commencement: ***25.05.2004***	-	-
Firm name: ***Joint Stock Company "Kuzbassenergoservice"*** Location: ***12, N. Ostrovskogo str., Kemerovo, 650099, Russia*** Postal address: ***12, N. Ostrovskogo str., Kemerovo, 650099, Russia*** ***Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC 'Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity.*** Date of reason commencement ***:24.05.2004***	-	-
Firm name: ***ZAO "Heat networks"*** Location: ***№2, Kutuzov str., Mysky, Kemerovo region, 652840*** Postal address: ***№2, Kutuzov str., Mysky, Kemerovo region, 652840*** ***Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC 'Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity.*** Date of reason commencement ***: 18.06.2004***	-	-

Firm name : ***Closed Joint Stock Company Medico Sanitary Centre "Health Centre Energetic"*** Location: ***37, Kuzbasskaya str., Kemerovo, Russia*** Postal address: ***37, Kuzbasskaya str., Kemerovo, Russia*** ***Person is a member of group of persons to which the joint stock company belongs: Natural persons fulfilling labor duties in the JSC 'Kuzbassenergo" make more than 50% of the structure of the Board of Directors of this legal entity.*** Date of reason commencement ***26.05.2004***	-	-
Firm name: ***Russian Open Joint Stock Company of energetics and electrification "UES of Russia"*** Location: ***№ 101, build. 3, Vernadskogo prospect, Moscow, 119526*** Postal address: ***№ 101, build. 3, Vernadskogo prospect, Moscow, 119526*** Reason: ***Person has right to dispose of more than 20% of voting stocks of the joint stock company*** Date of reason commencement: ***30.12.1993*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC RAO "UES of Russia" more than 50% of the structure of the Board of Directors of the JSC "Kuzbassenergo" were elected 21.06.2002, 02.06.2003*** Date of reason commencement:***24.06.2004***	***297020200***	***49.00%***
Firm name: ***Limited liability company "Bill Centre Kuzbassenergo"*** Location: ***30, Kuznetsky prospect, Kemerovo, 650620, Russia*** Postal address: ***12, N. Ostrovsky str., Kemerovo, 650099, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***20.08.1999*** ***Person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassenergo" has right to appoint the sole executive body 12.11.2003, 02.04.2004*** Date of reason commencement: ***02.04.2004***	-	-
Firm name: ***Limited liability company "Sbytenergo"*** Location: ***14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia*** Postal address: ***14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***21.03.2000*** Reason: ***Person is a member of group of persons to which the joint stock company belongs .*** ***Reason owing to which the person is a member of group of persons to which the joint stock company belongs: the JSC "Kuzbassenergo" is a sole participant of this legal entity, thus the JSC "Kuzbassenergo" has right to appoint the sole executive body of this legal entity, also by offer of the JSC "Kuzbassenergo" more than 50% of the Board of Directors of this legal entity were elected .-23.06.2003., 02.04.2004.*** Date of reason commencement: ***2.04.2004***	-	-
Firm name: ***Limited liability company "Supervolokno"*** Location: ***Stroygorodok, Kemerovo, Russia*** Postal address: ***UN-1612/29, Stroygorodok, Kemerovo, Russia, 650068*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person***	-	-

Date of reason commencement:***01.04.1994***		
Firm name: ***Open Joint Stock company "Andreevskoye"*** Location: ***Andreevsky village, Kemerovo district, Kemerovo region, Russia*** Postal address: ***Andreevsky village, Kemerovo district, Kemerovo region,652421, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***22.01.1997***	-	-
Firm name: ***Open Joint Stock company "Investment -production company Vodocanal*** Location: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, Russia*** Postal address: ***3, Kirpichnaya str., Prokopievsk, Kemerovo region, 653000, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***28.01.2001*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** ***Reason owing to which the person is a member of group of persons to which the joint stock company belongs: by offer made by JSC "Kuzbassenergo" more than 50% of the structure of the Board of Directors of this legal entity were elected. - 07.10.2003*** Date of reason commencement:***7.10.2003***	-	-
Firm name: ***Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"*** Location: ***Stantsionnaya str., Kemerovo, 650099,*** Russia Postal address***: Stantsionnaya str., Kemerovo, 650099, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC EAC "Kuzbasstekhenergo" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.*** Date of reason commencement: ***9.02.2004***	-	-
Firm name: ***Open Joint Stock company "Kuzbasshydroenergostroy"*** Location: ***Krapivinsky district, Kemerovo region, Russia*** Postal address: ***№3, Nogradskaya str., Kemerovo, 650099*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***22.01.1997*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs.*** ***By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected - 23.06.2003, 17.05.2004*** Date of reason commencement: ***17.05.2004***	-	-
Firm name: ***Joint Stock Company "Kuzbassetremont"*** Location: ***1, Nevsky str., Novokuznetsk, Kemerovo region, 654079, Russia*** Postal address: ***1, Nevsky str., Novokuznetsk, Kemerovo region,***	-	-

654079, Russia Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement:***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbassetremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity.*** Date of reason commencement: ***9.02.2004***		
Firm name: ***Joint Stock Company "Kuzbassenergoremont "*** ***Location: 30, Kuznetsky prospect Kemerovo, 650099, Russia*** Postal address***: 30, Kuznetsky prospect Kemerovo, 650099, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this legal entity*** Date of reason commencement:***30.01.2004*** Reason: ***Person is a member of group of persons to which the joint stock company belongs (Reason owing to which the person is a member of group of persons to which the joint stock company belongs:*** ***JSC "Kuzbassenergoremont" is an affiliated company of the JSC 'Kuzbassenergo" who is the only shareholder of this legal entity. Thus the JSC "Kuzbassenergo" has right to elect a sole executive body and the Board of directors of this legal entity and by the offer made by JSC "Kuzbassenergo" more than 50% of the board of Directors were elected (10.02.2004). By the resolution of the Board of the JSC "Kuzbassenergo" authorities of members of the Board of Directors of the JSC "Kuzbassenergoremont " were cancelled before the time, and the new Board of Directors in new composition was elected in the 31st of May 2004.*** Date of reason commencement: ***31.05.2004***	-	-
Firm name: ***Open Joint Stock Company "Prokopievskenergo"*** Location: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia*** Postal address: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this legal entity*** Date of reason commencement:***20.09.2000*** Reason: ***Person is a member of group of persons to which the joint stock company belongs.*** Reason owing to which the person is a member of group of persons to which the joint stock company belongs: ***By offer made by the JSC "Kuzbassenergo" more than 50% of this legal entity's Board of Directors were elected. 22.10.2003, 15.06.2004.*** Date of reason commencement: ***15.06.2004***	-	-

Annex C

3.7

24 June 2004

THE INFORMATON ABOUT THE ANNUAL GENERAL SHAREHOLDERS MEETING OF JSC "KUZBASSENERGO"

JSC "Kuzbassenergo" informs about the holding of the annual general share in the session form with the following agenda:

1. On the endorsement of the annual report, annual accounting, the report of the Company profits and losses, allocation of profits (including dividend payment) and losses of the Company for 2003;
2. On the Election of the Company Board members;
3. On the Election of the Company Auditing Commission;
4. On the endorsement of the Company Auditor;
5. On the changes in the Company Article.

The Date of the meeting - June 24, 2004.
Time - 1.00 p.m.
Place - Novokemerovskaya TETs, Predzavodskoj village, Kemerovo.
Postal address, where the completed voting papers can be sent:

1. JSC "Kuzbassenergo", 30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.
2. JSC "Central Moscow Depositary", 22 Olhovskaya, Moscow, 105066, Russia.

While the quorum determining and voting summing up, only those votes are taken into consideration, which are get by the Company in the voting papers not later than 2 days before the Annual General Shareholders meeting - June 21, 2004.

The registration of the meeting participants will be since 11.30 a.m. (local time) where the meeting is to be held. The persons who has a right to take part in the Annual General Shareholders' Meeting can get knowledge of the agenda information since June 4, 2004 till June 24, 2004 since 9.00 a.m. till 5.00 p.m. to the following addresses:

1. JSC "Kuzbassenergo", 30 Kuznetsky prospect, office 318, GSP-2, Kemerovo, 650000, Russia.
2. JSC "Central Moscow Depositary", 22 Olhovskaya, Moscow, 105066, Russia.
3. also on June 24, 2004 in the meeting place.

The register of persons who has a right to take part in the Annual General Shareholders' Meeting of the Company was drawn according to the way for May 7, 2004.

Annex C

3.8

APPROVED
The Board of Directors of the Kuzbass
Joint Stock Company of energy and electrification
Minute s № 14/9 dd. 14.05.2004

QUARTERLY REPORT

The Kuzbass joint stock company of energy and electrification
Issuer code: 00064-A

period: I quarter 2004

Location: №30, Kuznetsky prospect, GSP-2, Kemerovo, Russia

This present quarterly report contains information is subject to disclose in accordance with the Russian Federation's legislation about securities

General Director ____________________ S.N. Mihkailov
signature

Date "06" May 2004

Chief accountant ____________________ A.N. Riumova
signature

Date "06" May 2004

Person to connect: leading economist of the department on corporate policy Yakovenko Natalia Alexandrovna
Telephone: (384-2) 29-37-61
Fax: (384-2) 29-37-77, 36-68-48
e-mail: yakovenkona@kuzbe.elektra.ru
INTERNET page: ***http://www.kuzbassenergo.ru/***
where the information of the present quarterly report is to be disclose.

CONTENTS

P.

Introduction 7

Paragraph I. Brief information about persons involved in the issuer's administration bodies, information about the issuer's bank accounts, auditor, valuator, financial consultant, and other persons who signed the quarterly report 8

1.1. Persons involved in the issuer's administration bodies 8

1.2. Information about the issuer's bank accounts 9

1.3. Information about the issuer's auditor (auditors) 11

1.4. Information about the issuer's valuator 12

1.5. Information about the issuer's consultants 13

1.6. Information about other subscribers of the quarterly report 13

Paragraph II. General information on the financial and economic situation of the issuer 14

2.1. Figures of financial and economic activity of the issuer 14

2.2. Market capitalization of the issuer 14

2.3. The issuer's liabilities 14

2.3.1. Credit debts 14

2.3.2. Credit history 21

2.3.3. The issuer's liabilities against the third parties security 24

2.3.4. Other liabilities of the issuer 27

2.4. The purpose of the issue and direction of the assets using resulted to distribution of the issuing securities 27

2.5. Risks related with acquisition of the distributing (distributed) issuing securities 28

2.5.1. Branch risks 28

2.5.2. Countries and regions risks 29

2.5.3. Financial risks 30

2.5.4. Legal risks 30

2.5.5. Risks related with the issuer's activity. 31

Paragraph III. Detailed information about the issuer 32

3.1. Information about the issuer's establishment and development 32

3.1.1. Information about the issuer's company name 32

3.1.2. Information about state registration of the issuer 32

3.1.3. Information about the issuer's establishment and development 32

3.1.4. Contact information 34

3.1.5. Taxpayer identification number 34

3.1.6. Branches and representative offices of the issuer 34

3.2. Principal economic activities of the issuer 37

3.2.1. Industrial affiliation of the issuer 37

3.2.2. Principal economic activity of the issuer 37

3.2.3. Principal types of products (operations, services) 38

3.2.4. Issuer's suppliers with 10 and more percent part of all supplies of inventory including indication of their parts in total volume of supplies 39

3.2.5. Seller's markets of products (operations, services) of the issuer 39

3.2.6. Activity practice on issuer's working capital and stock 40

3.2.7. Raw materials 41

3.2.8. Main competitors of the issuer 42

3.2.9. Information about the Issuer's licenses 42

3.2.10. Joint activities of the Issuer 43

3.4. Issuer's future activity projects 43

3.5. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations 45

3.6. Subsidiaries and affiliated business divisions of the issuer 45

3. 7. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets 46

3.7.1. Fixed assets 46

3.7.2. Issuer's real estate value 49

Paragraph IV. Information about financial and economic activities of the issuer 51

4.1. Results of financial and economic activities of the issuer 51

4.2. Issuer's liquidity 51

4.3. Amount, structure and sufficiency of the issuer's capital and circulating assets 51

4.3.1. Amount and structure of the issuer's capital and circulating assets 52

4.3.2. Sufficiency of the issuer's capital and circulating assets 52

4.3.3. Finances 52

4.3.4. The Issuer's financial investments 53

4.3.5. The issuer's intangible assets 54

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development 55

4.5. Overview of the new trends in the sector of the issuer's core business 55

Paragraph V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees) 61

5.1. Information about the structure and competence of the issuer's regulatory bodies 61

5.2. Information about members of the issuer's management bodies 66

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer 74

5.4. Information about the structure and competence of the units of control over the issuer's financial and economic activities 75

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities 77

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities 79

5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees) 79

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust) 80

Paragraph VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest 81

6.1. Information about the total number of shareholders (participants) of the issuer 81

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its authorized (pooled) capital (unit trust), or at least 5 percent of its ordinary shares; information about the participants (shareholders) of such entities owning at least 20 percent of their authorized (pooled) capital (unit trust) or at least 20 percent of their ordinary shares 81

6.3. Information about the share of the government or municipal authority in the issuer's authorized (pooled) capital (unit trust), existence of a special right ("golden share") 81

6.4. Information about restrictions for participation in the issuer's chartered (pooled) capital

(unit trust) 82

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its authorized (pooled) capital (unit trust) or at least 5 percent of its ordinary shares 82

6.6. Information about the deals made by the issuer, in which it had an interest 84

6.7. Information about the amount of accounts receivable 84

Paragraph VII. The Issuer's accounting reports and other financial information 88

7.1. The issuer's annual accounting reports 88

7.2. The issuer's quarterly accounting reports for the last completed financial quarter 88

7.3. The issuer's consolidated accounting reports for the last completed financial year (consolidated balance sheet) 88

7.4. Information of the total amount of export also on the share of export in the total sale's volume 88

7.5. Information about essential transformations in the structure of the issuer's property after the date of termination of the last fiscal year 88

7.6. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity 88

Paragraph VIII. Additional information about the issuer and its placed securities 90

8.1. Additional information about the issuer 90

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust) 90

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital 90

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer 90

8.1.4. Information about the order of calling and conducting a meeting of the issuer's supreme management body 91

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the authorized (pooled) capital (unit trust), or at least 5 percent of ordinary shares 92

8.1.6. Information about essential transactions carried out by the issuer 96

8.1.7. Information about credit ratings of the issuer 97

8.2. Information about each category (type) of the issuer's shares 97

8.3. Information about the previous issues of the issuer's securities, except for the issuer's shares 98

8.3.1. Information about the issues with all securities paid off (cancelled) 98

8.3.2. Information about the issues with securities in circulation 98

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default) 98

8.4. Information about the entity (entities) which provide security for the bonds of the issue 98

8.5. Terms of securing fulfillment of obligations on the bonds of the issue 98

8.6. Information about organizations registering the rights for issued securities of the issuer 98

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents 99

8.8. Description of the order of taxation of revenues from the issuer's issued securities placed and in

floatation 99

8.9. Information about the announced (accrued) and paid dividends on the issuer's shares, and income from the issuer's bonds 103

8.10. Other information 103

APPENDIXES:

Appendix 1. The annual accounting reports of JSC "Kuzbassenergo" for the year 2003 104

Appendix 2 The annual accounting reports for the year 2003 according to IFRS (International financial reporting standards) 156

Appendix 3 Quarterly accounting reports JSC "Kuzbassenergo" for 1 quarter 2004 160

Introduction

a) full name and abbreviation of the issuer:
Kuzbass Joint Stock Company of energy and electrification,
JSC "Kuzbassenergo"

б) location: № 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia;

c) telephone, e-mail: ***(384-2)29-33-59;***
E-mail: *info@kuzbassenergo.ru;*

d) Internet page where the full text of the quarterly report of the issuer is published:
http://www.kuzbassenergo.ru/

e) General information on floatation of securities by the issuer (on floated securities):

Company had floated common registered shares with equal nominal value of 1 (one) RUR each in quantity of 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred) pieces to the total amount at the nominal value of 606 163 800 (six hundred six million one hundred sixty three thousand eight hundred) RUR.

According to the order by FCS of Russia (d. 24.06. 2003. № 03-1210/p) additional issues of securities of Kuzbass open joint stock Company of energy and electrification was realized by the result of which:

The following state registration numbers given to the common nominal non-documentary shares of Kuzbass open joint stock Company of energy and electrification were annulled:

39-1n-00374 from 25.07.1994г. (location mode: closed subscription; period of location: 12.01.1994-21.01.1994; current issue state: location complete; amount of actually located securities of the issue in accordance with the registered report for the issue totals: 3030819 pieces.);

39-1-00970 from 23.11.1995. location mode: distribution between shareholders; period of location: 23.11.1995-23.11.1995; current issue state: location complete; amount of actually located securities of the issue in accordance with the registered report for the issue totals: 603132981pieces.

Above mentioned issues of common nominal non-documentary shares of Kuzbass open joint stock Company of energy and electrification were given state registration number 1-01-00064-A (d. 24.06.2003).

"This present quarterly report contains evaluation and forecast made by the authorized management bodies of the issuer regarding to the future events and /or activities, future trends for development of the economic branch where the issuer realizes its general activities, and results of the issuer's activities including his plans, possibility of the occurrence of the definite events and of accomplishment of the definite acts. The investors must not rely fully on evaluation and forecasts of the management bodies of the issuer as the actual results of the issuer's activities may differ from the forecasted results in future because of many reasons. Acquisition of the securities of the issuer is related with risks described in this present quarterly report".

I. Brief information about the persons forming the management body of the issuer; bank's information; auditor; valuator and financial consultant of the issuer; other subscribers of this present quarterly report

1.1. Persons forming the management body of the issuer

The Management Body of the Company is as follows:

- *General meeting of shareholders of the company which is the supreme management body of the JSC "Kuzbassenergo":*
- *The Board of Directors;*
- *Management Board;*
- *General Director.*

The Board of Directors of the JSC "Kuzbassenergo":

1. Abyzov Mikhail Anatolievich, date of birth 1972;

2. Vagner Andrey Alexandrovich, date of birth 1957;

3. Kulakov Andrey Valentinovich date of birth 1967;

4. Mazikin Valentin Petrovich, date of birth, 1945;

5. Malofeev Konstantin Valerievich, date of birth 1974;

6. Mikhailov Sergey Nikolaevich, date of birth 1959;

7. Negomedzyanov Alexander Alexandrovich, date of birth 1952;

8. Ogorodnov Sergey Yurievich, date of birth 1975;

9. Platonov Vladimir Yurievich, date of birth 1959;

10. Skuratov Dmitry Yurievich, date of birth 1976;

11. Starchenko Alexahder Grigorievich, date of birth 1974.

Corporate executive body is the Management Board of the JSC "Kuzbassenergo":

1. *Lavrov Alexander Mikhailovich, date of birth, 1950;*
2. *Grebennikov Alexey Antonovich, date of birth 1939;*
3. *Erofeev Alexander Kuprianovich, date of birth 1959;*
4. *Ivanov Boris Ivanvich , date of birth 1960;*
5. *Kozlov Eugeniy Vadimovich, date of birth 1959;*
6. *Mikhailov Sergey Nickolaevich, date of birth 1959;*
7. *Gretsinger Yuri Alexandrovich, date of birth 1953.*

Sole executive body is the general director of the SJC "Kuzbassenergo":

Mikhailov Sergey Nickolaevich, date of birth ***1959.***

1.2. Information about the issuer 's bank accounts

1. Bank: Joint Stock Company Joint Stock Commercial "Moscow Municipal Bank – Bank of Moscow". Abbreviation: JSC JSC"MMB-Bank of Moscow". Location: 5-g, Nogradskaya str., Kemerovo, 650099. INN: 7702000406. Acc.: 40702810200530000444. Acc. type: settlement account . BIK: 043207743. Corr. acc.:30101810700000000743;

2. Bank: Joint Stock Company Joint Stock Commercial Bank «Kuzbassugolbank». Abbreviation: JSC JSC "Kuzbassugolbank". Location: 2, Oktyabrskiy pr., Kemerovo, 650099. INN: 4205002253. Acc.: 40702810000000000863. Acc. type: settlement account. BIK: 043207796. Corr. acc.: 30101810100000000796;

3. Bank: Joint Stock Company Joint Stock Commercial Bank «Kuzbassugolbank». Abbreviation: JSC JSC "Kuzbassugolbank". Location: 2, Oktyabrskiy pr., Kemerovo, 650099. INN: 4205002253. Acc.: 40702810800020000509. Acc. type: settlement account. BIK: 043207796. Corr. acc.: 30101810100000000796;

4. Bank: Commercial Bank "Investment Bank of Business Support". Abbreviation: CB "IBBS ". Location: 9, Ilyushina st., Moscow, 125319. INN: 7734050463. Acc.: 40702810800000000384. Acc. type: settlement account. BIK: 044583861. Corr. acc.: 30101810000000000861;

5. Bank: Limited Liability Company Commercial Bank "Taydon". Abbreviation: Ltd. Bank "Taydon". Location: 5, Molodyojny pr., 650070, Kemerovo. INN: 4207013490. Acc.: 40702810000001000071. Acc. type: settlement account. BIK: 043207780. Corr. acc.: 30101810200000000780;

6. Bank: Joint Stock Company Bank "Alemar". Abbreviation: JSC Bank "Allemar". Location: 37, Serebrinnikovskaya st., 630099, Kemerovo INN: : 5406102877. Acc.: 40702810900000001843. Acc. type: settlement account. BIK: 045004874. Corr. acc.: 30101810500000000874;

7. Bank: Commercial Bank on science-technical and social development of JSC "Sibacadembank" Abbreviation: FAKB KF JSC "Sibacadembank". Location: 5-B, Nogradskaya str., 650099, Kemerovo. INN: 5408117935. Acc.: 40702810400120000152. Acc. type: settlement account. BIK: 043207784. Corr. acc.: 30101810400000000784.

8. Bank: Branch of Joint Stock Commercial Saving Bank of RF, Kemerovo branch № 8615. Abbreviation: Branch of JS SB RF, Kemerovo Branch № 8615 Location: 53, Oktiabrsky pr., 650066, Kemerovo INN: 7707083893. Acc.: 40702810126020102036. Acc. type: settlement account. BIK: 043207612. Corr. acc.: 30101810200000000612;

9. Bank: Branch of Closed Joint Stock Company Commercial Bank of Business Development "Guta-Bank". Abbreviation: Branch of CJSC CB "Guta-Bank". Location: 53/2, Oktiabrskiy pr., 650066, Kemerovo. INN: 7710353606. Acc.: 40702810100070000201. Acc. type: settlement account. BIK: 043207739. Corr. acc.: 30101810400000000739;

10. Bank: Branch of the Joint Stock Company ACB "Autobank-Nikoil". Abbreviation: Branch JSC ACB "Autobank-Nikoil" . Location: 136, Krasnoarmeiskaya str., 650055, Kemerovo. INN: 7707027313. Acc.: 40702810130290000044. Acc. type: settlement account. BIK: 043207724. Corr. acc.: 30101810800000000724;

11. Bank: Branch of the Novosibirsk Joint Stock Company "Alfa-Bank". Abbreviation: Branch Novosibirsk JSC "Alfa-Bank". Location: 1, Dimitrova prospect, 630004, Novosibirsk. INN: 7728168971. Acc.: 40702810600150001579. Acc. type: settlement account. BIK: 045004774. Corr. acc.: 30101810600000000774;

12. Bank: Joint Stock Company "Foreign Trade Bank" (JSC "Vneshtorgbank"). Location: 16, Kuznetskiy Most st., 103031, Moscow INN: 7702070139. Acc.: 40702810400090020294. Acc. type: settlement account. BIK: 044525187. Corr. acc.: 30101810700000000187;

13. Bank: Limited Liability Company Commercial Bank "Industrial". Abbreviation: Ltd. Bank "Industrial". Location: 42, Komsomolskiy pr., 119827, Moscow. INN: 7704027393. Acc.: 40702810400000000648. Acc. type: settlement account. BIK: 044583310. Corr. acc.: 30101810700000000310;

14. Bank: Joint Stock Commercial Bank "Eurofinance" (JSCB "Eurofinance"). Location: 29, Noviy Arbat str., 121099, Moscow INN: 7703115760. Acc.: 40702810600005582190. Acc. type: settlement account. BIK: 044525204. Corr. acc.: 30101810900000000204;

15. Bank: Branch of the Joint Stock Company Joint Stock Commercial Bank "Moscow Delovoy Mir", Kemerovo. Abbreviation: Branch JSC "MDM-Bank", Kemerovo Location: 137/3, Lenina prospect, 650003, Kemerovo. INN: 7706074960. Acc.: 40702810100120000256. Acc. type: settlement account. BIK: 043207791. Corr. acc.: 30101810600000000791;

16. Bank: Branch of Joint Stock Commercial Saving Bank of RF, Kemerovo branch № 8615 Банк: Abbreviation: Branch of JS SB RF, Kemerovo Branch № 8615 Location: 53, Oktiabrsky pr., 650066, Kemerovo INN: 7707083893. Acc.: 40702810826020102640. Acc. type: settlement account. BIK: 043207612. Corr. acc.: 30101810200000000612 ;

17. Bank: Branch of Joint Stock Company "Trans Credit Bank". Abbreviation: Branch of JSC "Trans Credit Bank". Location: 221, B.Bogatkov str., 630089, Novosibirsk. INN: 7722080343. Acc.: 40702810817000000044. Acc. type: settlement account. BIK: 043207786. Corr. acc.: 30101810500000000787;

18. Bank: Branch of Joint Stock Company Bank "Alemar". Abbreviation: Branch of JSC Bank "Allemar". Location: 7/1, Molodyojny pr., 650070, Kemerovo. INN: : 5406102877. Acc.: 40702810800500000017. Acc. type: settlement account. BIK: 043207786. Corr. acc.: 30101810000000000786;

19. Bank: Branch №4 of Joint Stock Company Bank "Zenit". Abbreviation: Branch №4 of JSC Bank "Zenit" Location: 77/1, Sovetsky pr., 650099, Kemerovo. INN: 7729405872. Acc.: 40702810700042000005. Acc. type: settlement account. BIK: 043207730. Corr. acc.: 30101810700000000730;

20. Bank: Branch №4 of Joint Stock Company Bank "Zenit". Abbreviation: Branch №4 of JSC Bank "Zenit" Location: 77/1, Sovetsky pr., 650099, Kemerovo. INN: 7729405872. Acc.: 40702810700042000005. Acc. type: settlement account. BIK: 043207730. Corr. acc.: 30101810700000000730;

21. Bank: Branch of Joint Stock Company AKB "Moscow Dolovoy Mir". Abbreviation: Branch of JSC "MDM-Bank" Location: 137/3, Lenina pr., 650003, Kemerovo. INN : 7706074960. Acc.: 40702810200120000392. Acc. type: settlement account. BIK: 043207791. Corr. acc.: 30101810600000000791;

22. Bank: Branch of Joint Stock Company AKB "Moscow Dolovoy Mir" Abbreviation: Branch of JSC "MDM-Bank" Location: 137/3, Lenina pr., 650003, Kemerovo. INN: 7706074960. Acc.: 40702810200120000433. Acc. type: settlement account. BIK: 043207791. Corr. acc.: 30101810600000000791;

23. Bank: Branch of Foreign Trade Bank (Joint Stock Company), Kemerovo. Abbreviation: Branch of JSC "Vneshtorgbank", Kemerovo. Location:12, N. Ostrovsky str., 650099,Kemerovo INN: 7702070139. Acc.: 40702810400430000001.Acc. type: settlement account. BIK: 043207756. Corr. acc.: 30101810700000000756;

1.3. Auditor of the issuer

Full firm name and abbreviation: ***Closed Joint Stock Company «BDO Unicon» (assignee CJSC «BDO Unicon Ruf»).***

CJSC «BDO Unicon.

CJSC «BDO Unicon» registered by Inspection of Ministry of taxes and duties of Russian Federation № 26 for South administrative district of Moscow.

Registration certificate for Unified state list of legal d. 17.09.2003. series 77 № 006871546, main state registration number 1037739271701.

Location: ***125, Varshavskoe highway, 117545, Moscow, Russia;***
Tel.: ***(095) 319-4656, 319-6636;***
Fax: ***(095)319-5909***
e-mail: reception@bdo.ru

Information on the licence of the auditor:
License No: ***E 000547***
Date of issue: ***25.06.2002***
Duration: till the: ***24.06.2007***
Issuing body: **Ministry of Finance of Russian Federation**

CJSC «BDO Unicon» audited combined accounts of JSC «Kuzbassenergo» for 2003. Audition was made in accordance with the Federal Law d. 07.08.2001. № 119-FL «About audit activity» and Federal rules (standards) for the audit activity, approved by the government regulations of RF(d. 23.09.2002 № 696 (в редакции последующих изменений и дополнений), other standard acts, regulating audit activity, alsoby internal Company standards and methods of audit.

According to the Regulations of the Company the Common Assambly of shareholders annually approves an auditor of the Company for the verification and confirmation of annual financial accounts of the Company.

There are no essential interests connectingthe auditor (its jfficials)and the issuer.

The Issuer's authorized capital doesn't contain the auditor's share.

The Auditor had no borrowed funds from the Issuer.

Intimate business relations and family ties are absent.

Issuer's officials are not auditor's officials.

The amount of payment for the auditor's services is defined by the Board of directors of the Company. There are no deferred andoverdued payments for the services rendered by the auditor.

The auditor of the Company fullfils an examination of financial and economic activity of the Company in accordance with the legislation of the Russian Federation and on the basis of a contrac signed with it.

By the results of the audit of financial and economic activity of the Company the auditor comes to a conclusion, which must contain:

- ***confirmation of authenticity of the information in accounts and and other financial documents of***

the Company;

- *information about the facts of breaking by the Company the order of keeping and presenting accounts and other legal acts constituted by the Russian Federation while realizing financial and economic activity of the Company.*

1.4. Valuator of the issuer

Full firm name and abbreviation: **Closed Joint Stock Company "ENPI Consult", ZAO "ENPI Consult".**

Location: **14, Dukhovsky pereulok, Moscow, 115191.**
Telephone/fax: ***(095) 952-1041/(095) 954-4408.***
E-mail: npg@npg.ru
Information on the licenses of the valuator:

License No: ***000031***
Date of issue: ***06.08.2001***
Duration: till the ***06.08.2004***
Issuing body: ***Ministry of Privity of Russian Federation***

Information on evaluation services subject to render (rendered) by the valuator:

Evaluation of the replacement value of a part of fixed assets by the 01.01. 2000.,
Rendering of consulting services over the questions concerning a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of fixed assets by the 01.01.2001.,
Rendering of consulting services over the questions concerning a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of fixed assets by the 01.01.2002.,
Rendering of consulting services over the questions concerning a revaluation of a part of the capital assets;

Evaluation of the replacement value of a part of fixed assets by the 01.01. 2003.,
Rendering of consulting services over the questions concerning a revaluation of the fixed assets of the company in accordance with the Regulations on the accounting "Accounting of fixed assets" RA 6/01.

Evaluation of overall replacement value of a part of the capital production assets that are on the balance of the JSC "Kuzbassenergo" by the 01.01.2004., rendering of consulting services over the questions concerning a revaluation of the fixed assets in accordance with the Regulations on the accounting "Accounting of fixed assets" RA 6/01.

Evaluation of the replacement value of the evaluation objects was made on the basis of the analysis of expanded inventory tables, accounts and the task for evaluation, information about technical descriptions given by JSC «Kuzbassenergo».

Evaluation was made in accordance with FL № 135-FL d. 29.07.1998г. «About evaluative activity in the Russian Federation», evaluative standards, obligatory for valuators (Government regulations of RF № 519 d. 06.07.2001), basical principals, formulated in International Evaluative Standards IES1-IES4, Standards of professional practice and Russian Community of Valuators Ethics Code.

Issuer did not enlist the valuator to the stock emission (in the year 1995.)

1.5. Information on the issuer's consultants

Financial consultants and other consultants at the securities market were not attracted by the issuer to the sock emission.

1.6. Information on the other subscribers of this present quarterly report

Chief accountant – **Riumova Alevtina Nickolaevna**
Telephone: *(384-2)29-33-58*
Fax*: (384-2)29-37-77.*

II. General information on the financial and economic situation of the issuer

2.1. Figures of financial and economic activity of the issuer

Figure name	Year 1999	Year 2000	Year 2001	Year 2002	Year 2003	1 quarter 2004
Cost of issuer's net wealth, rub.	13387329000	16681078000	16666809000	20847542000	24851878000	26278405000
Proportion of sum assets invested to the capital and working balances, %	61,05	45,29	39,77	30,47	32,42	27,49
Proportion of sum short-term obligations to capital and working balances, %	61,05	27,35	22,16	18,39	23,29	18,74
Covering of payments of indebtedness servicing, rub.	0,18	0,32	0,27	0,28	0,28	Is not calculated, no amortization
Indebtedness overdue level, %	70,65	69,34	10,70	4,26	1,88	0,00
Net wealth circulating, times	0,50	0,65	0,76	0,71	0,68	0,19
Credit indebtedness circulating, times	0,90	1,47	1,73	2,03	1,99	0,57
Debit indebtedness circulating, times	1,16	1,84	2,38	4,52	3,58	1,00
Share of income tax in profit before taxation, %	15,97	23,17	92,49	-112,47	73,37	31,49

2.2. Market capitalization of the issuer

Common shares of JSC «Kuzbassenergo» are on sale on the "Stock Exchange "RTS".

Market capitalization by the results of 1999 is calculated by the 10 most big deals, made via RTS in last 3 months of 1999 and is equal to 52 002 792 USD.

Market capitalization by the results of 2000 is calculated by the 10 most big deals, made via RTS in December of 2000 and is equal to 49 438 720 USD.

market capitalization by the results of 2001 is calculated by the 10 most big deals, made via RTS in last 3 months of 2001 г. and is equal to 72 460 821 USD.

In 2002 via RTS 129 deals were made including those in December – 3 deals, in last 3 months – 6 deals, thus calculation of the Issuer's market capitalization for 2002 is being made by the price of purchasing shares on "Stock Exchange "RTS" 31.12.2002. (0,19 $ x 606163800= 115 171 122 $.

By the period from 01.10.2003.to 31.12.2003. at "Stock Exchange "RTS" was registered one deal, sales amounting 5000 pieces or 2500 USD.

At Stock Exchange «Saint Petersburg» were registered 3 deals amounting 23400 pieces or 11712,56 $.

In connection with the fact that for the reporting period at stock exchanges were made less than 10 deals with common shares of JSC «Kuzbassenergo», calculation of the Issuer's market capitalization is being made by the price of purchasing shares on "Stock Exchange "RTS" 31.12.2003. thus the issuer's market capitalization for the year 2003is equal to 0,48 $ x 606163800 = 290 958 624 $.

In the 1quarter 2004 via RTS was made 3 deals, market capitalization calculated by analogy with the year 2003 and is equal to 0,674 $ x 606163800 = 408 554 401 $.

2.3. The issuer's liabilities

2.3.1. Credit debts
for 1999-2000:

Liability name	Year 1999	Year 2000
Short-term and long-term liabilities, total, rub.	6478058000	6508259000
Credit debts, total, rub.	6258926000	5913268000
Including:		
Before suppliers and contractors, rub.	3563328000	3124446000
Bills to pay, rub.	340689000	321916000
Before filial and dependent companies, rub.	0	22281000
Remuneration of labour, rub.	49384000	62695000
Indebtedness to budget and off-budget funds, rub.	1490740000	1485977000
Other credit debts, rub.	814785000	895953000
Credits, total, rub.	209132000	406234000
Loans, total, rub. Including:	10000000	188757000
Bond loans, rub.	0	0
Other liabilities, rub.	0	0

Name of unit	Year 1999	Year 2000
Overdued credit debts, total, rub.	4580255000	1829336133
Including debts to budget and off-budget funds, rub.	0	0
Overdued credit debts, rub.	0	0
Overdued loan debts, rub.	0	0

Issuer's creditors with 10 and more percent part of total sum of credit indebtness:

Year 1999:

Creditor's name and location	Indebtedness sum, rub.	Overdued indebtness, rub.	Fines, rub.	Affiliated entity or not	Share in the issuer's Authorized capital
JSC RAO " UES of Russia", Moscow	1503396000	0	0	Affiliated entity	49,0 %

Year 2000:

Creditor's name and location	Indebtedness sum, rub.	Overdued indebtness, rub.	Fines, rub.	Affiliated entity or not	Share in the issuer's Authorized capital
JSC RAO " UES of Russia", Moscow	1411705583	0	0	Affiliated entity	49,0 %

Year 2001:

Name of liabilities	Term of payment					
	Less than 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, rub.	1280880130	120608475	423483520	316749044	843467751	3635599290
Credit debts, total, rub.	1226338130	114684475	423483520	194749044	120367751	3546143290
Including:						
Before suppliers and contractors, rub.	305225223	49294444	401791470	28670608	114764916	2203106383
Bills to pay, rub.	289791688	0	0	0	0	0
Before filial and dependent companies, rub.	46229	998	302703	46313527	206765	0
Remuneration of labour, rub.	94138146	28712959	2699425	2265172	0	0
Indebtedness to budget and off-budget funds, rub.	151476100	6423882	7716041	24362689	126930	829538386
Other credit debts, rub.	385660744	30252192	10973881	93137048	5269140	513498521
Credits, total, rub.	54542000	5924000	0	122000000	723100000	0
Loans, total, rub. Including:	0	0	0	0	0	89456000
Bond loans, rub.	0	0	0	0	0	0
Other liabilities, rub.	0	0	0	0	0	0

Overdued credit debts, total, rub.	716436886
Including debts to budget and off-budget funds, rub.	0
Overdued credit debts, rub.	0
Overdued loan debts, rub.	0

Issuer's creditors with 10 and more percent part of total sum of credit indebtness:

Creditor's name and location	Indebtedness sum, rub.	Overdued indebtness, rub.	Fines, rub	Affiliated entity or not	Share in the issuer's Authorized capital
JSC RAO " UES of Russia", Moscow	1394823000	0	0	Affiliated entity	49,0 %

Year 2002:

Name of liabilities	Term of payment					
	Less than 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 days to 1 year	More than 1 year
Short-term and long-term liabilities, total, rub.	1283925942	252476759	450947781	492921099	279129917	3592532497
Credit debts, total, rub.	1273925942	140146759	167762781	48921099	204129917	2985991497
Including:						
Before suppliers and contractors, rub.	174389247	51313498	157042292	41786456	19103110	2151558610
Bills to pay, rub.	409927471	0	0	0	0	0
Before filial and dependent companies, rub.	1243331	1914473	639844	11950	211050	0
Remuneration of labour, rub.	57351532	14694140	0	0	1774995	0
Indebtedness to budget and off-budget funds, rub.	51476856	8709871	4310248	2302317	72490534	326373553
Other credit debts, rub.	579537505	63514777	5770397	4820376	110550228	508059334
Credits, total, rub.	10000000	108515000	280000000	444000000	75000000	491000000
Loans, total, rub. Including:	0	3815000	3185000	0	0	115541000
Bond loans, rub.	0	0	0	0	0	0
Other liabilities, rub.	0	0	0	0	0	0

Overdued credit debts, total, rub.	273752299
Including debts to budget and off-budget funds, rub.	0
Overdued credit debts, rub.	0

Issuer's creditors with 10 and more percent part of total sum of credit indebtness:

Creditor's name and location	Indebtedness sum, rub.	Overdued indebtness, rub.	Fines, rub	Affiliated entity or not	Share in the issuer's Authorized capital
JSC RAO " UES of Russia", Moscow	1317701000	0	0	Affiliated entity	49,0 %

Year 2003:

Name of liabilities	Term of payment					
	Less than 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 days to 1 year	More than 1 year

Short-term and long-term liabilities, total, rub.	1826894771	679063741	586522779	975521960	812498131	2815490126
Credit debts, total, rub.	1655394771	579902741	263522779	241421960	140408131	2702490126
Including:						
Before suppliers and contractors, rub.	261107651	85340103	176604379	39488975	50796582	1887221761
Bills to pay, rub.	972821766	0	0	0	0	0
Before filial and dependent companies, rub.	43983649	29084692	12084477	9309941	958446	98064
Remuneration of labour, rub.	64349830	2494803	0	0	0	0
Indebtedness to budget and off-budget funds, rub.	64851492	394286769	2779619	7939250	46281498	206798328
Other credit debts, rub.	248280383	68696374	72054304	184683794	42371605	608371973
Credits, total, rub.	171500000	99161000	323000000	461500000	500000000	0
Loans, total, rub. Including:	0	0	0	272600000	172090000	113000000
Bond loans, rub.	0	0	0	0	0	0
Other liabilities, rub.	0	0	0	0	0	0

Overdued credit debts, total, rub.	152575202
Including debts to budget and off-budget funds, rub.	0
Overdued credit debts, rub.	0
Overdued loan Indebtedness, rub.	0

Issuer's creditors with 10 and more percent part of total sum of credit indebtness:

Creditor's name and location	Indebtedness sum, rub.	Overdued indebtness, rub.	Fines, rub	Affiliated entity or not	Share in the issuer's authorized capital
JSC RAO " UES of Russia", Moscow	1290432000	0	0	Affiliated entity	49,0 %

1quarter 2004:

Name of liabilities	Term of payment					
	До 30 дней	От 31 до 60 дней	От 61 до 90 дней	От 91 до 180 дней	От 181 дня до 1 года	Более 1 года
Short-term and long-term liabilities, total, rub.	1010589526	289916220	547645772	1325956357	541131968	3083521290
Credit debts, total, rub.	610589526	265064220	282115772	842616357	41131968	2970521290
Including:						
Before suppliers and contractors, rub.	278568634	106685853	168334859	163284064	20684652	1881982201
Bills to pay, rub.	0	0	0	362068388	0	0
Before filial and dependent companies,	35657797	28757799	31472511	9796930	1224163	41790

rub.						
Remuneration of labour, rub.	47707314	9483351	6244000	0	0	0
Indebtedness to budget and off-budget funds, rub.	114284361	26794596	19278423	236778945	13367540	745182950
Other credit debts, rub.	134371420	93342621	56785979	70688030	5855613	343314349
Credits, total, rub.	400000000	24852000	187000000	293000000	500000000	0
Loans, total, rub. Including:	0	0	78530000	190340000	0	113000000
Bond loans, rub.	0	0	0	0	0	0
Other liabilities, rub.	0	0	0	0	0	0

Overdued credit debts, total, rub.	148768681
Including debts to budget and off-budget funds, rub.	0
Overdued credit debts, rub.	0

Issuer's creditors with 10 and more percent part of total sum of credit indebtness:

Creditor's name and location	Indebtedness sum, rub.	Просроченная задолженность, Руб.	Fines, rub.	Affiliated entity or not	Share in the issuer's Authorized capital
JSC RAO " UES of Russia", Moscow	1290372000	0	0	Affiliated entity	49,0 %

2.3.2. Credit history

Deciphering Credit portfolio of JSC «Kuzbassenergo» on 01.01.2000.

Name of a creditor Contract №	Sum of a credit, thousand of rub.	Unredeemed sum of credit by the reporting date	Bank-rate, %	Security type	Aim of the credit according to contract	Deadline to pay off a credit
ACB «Kuzbassprombank» (contract № 28, 10.10.1997)	10000	7963,9	35	bills	Current needs	График с 25.09.2000 по 25.11.2000
JSC AB «Incombank» (branch "Siberian" (contract № 587-K 06.08.1997)	5000	5000	70	coal	Circulating assets replenishment	29.02.2000
FACB «Energetic» (contract № 108 19.07.1999)	5000	5000	45	coal	Salary, other expenses	05.01.2000
ACB «Kuzbassugolbank» (contract № 99/82 13.08.1999)	8000	8000	45	coal	Current expenses	02.02.2000
ACB «Kuzbassugolbank» (contract № 99/115 17.11.1999)	10000	10000	40	coal	Current expenses	29.05.2000

JSC Bank «Alemar» (contract № 452/380 17.12.1999)	6000	6000	43	Transport	Current expenses	28.02.2000
CB «Taidon» (contract № 05/99 14.05.1999)	107400	81900	45	Electricity	Pay inventory holdings, works and services, salary e.t.c.	01.06.2000
SB RF of Kemerovo (contract № 15/171 26.11. 1999)	79996,1	79996,1	45	Coal guarantee	Circulating assets replenishment	Schedule from 21.07.2000 to 24.11.2000
Total:		203860,0				
Besides, loan of Mintopenergo		10000,0				

Deciphering Credit portfolio of JSC «Kuzbassenergo» on 01.01.2001.

Name of a creditor Contract №	Sum, mln. rub.	Bank-rate, %	Repayment deadline	Security type	Aim of credit
ACB «Kuzbassprombank» № 28 from 10.10.1997	7,96	24	25.03.2001	Bills of JSC «Kuzbassenergo»	Circulating assets replenishment
CB «Taidon» № 11/00 from 06.10.2000	38,90	31	06.10.2001	Electricity	Circulating assets replenishment
ACB «Kuzbassugobank» № 00/12 from 31.01.2000	9,00	24	25.01.2001	Inventory holdings	Circulating assets replenishment
ACB «Kuzbassugobank» № 00/19 from 22.02.2000	32,00	24	15.02.2001	Inventory holdings	Circulating assets replenishment
ACB «Kuzbassugobank» № 00/202 from 17.11.2000	10,00	24	17.09.2001	Inventory holdings	Circulating assets replenishment
SB RF of Кемerovo № 15\545 from 23.10.2000	40,00	24	26.06.2001	Inventory holdings	Circulating assets replenishment
SB RF of Кемerovo № 15/440 from 24.07.2000	50,00	24	26.06.2001	Inventory holdings	Circulating assets replenishment
SB RF of Кемerovo № 15/463 from 16.08.2000	30,00	24	26.06.01	Inventory holdings	Circulating assets replenishment
Branch JSC ACB «Kuzbassugolbank» «Energetic» № 301 from 27.12.2000	9,00	24	01.07.2001	Inventory holdings	Circulating assets replenishment
JSC Bank «Alemar», Novosibirsk № 452\486 from 03.10.2000	13,00	26	05.04.2001	Transport, JSC "Kuzbassenergo" shares	Circulating assets replenishment
JSC «Bashcreditbank» № 3 from 27.12.2000	50,00	23	25.06.2001	Equipment, JSC "Kuzbassenergo" bills	Circulating assets replenishment
АБ «Sobibank» № 14-К от 30.10.2000	20,00	25	26.01.2001	bills	Circulating assets

					replenishment
JSC «Alfa-Bank», Novosibirsk № 50-00-Л from 27.12.2000	28,00	20,75	27.03.2001	Guarantee by JSC «RATM – Energo»	Circulating assets replenishment
	12,00	25,5	27.12.2001		
CB «Guta-Bank» № 23 from 27.11.2000	50,00	25	28.02.2001	JSC "Kuzbassenergo" bills	Circulating assets replenishment
Total:	399,86				

Deciphering Credit portfolio of JSC «Kuzbassenergo» on 01.01.2002.

Name of a creditor Contract №	Sum, mln. rub.	Bank-rate, %	Repayment deadline	Security sum, mln. rub.	Security type	Aim of credit
ACB «Kuzbassugobank» № 01/345 from 17.07.2001	9,00	22	03.04.2002	22,92	Inventory holdings	Circulating assets replenishment
ACB «Kuzbassugobank» № 01/508-з from 27.11.2001	42,00	21	25.05.2002	67,76	Inventory holdings	Circulating assets replenishment
ACB «Kuzbassugobank» № 01/063 from 29.03.2001	5,00	22	28.01.2002	12,00	Inventory holdings	Circulating assets replenishment
SB RF of Кемеrovo № 03\144 from 21.02.2001	168,90	20	21.06.2002	283,41	Inventory holdings	Circulating assets replenishment
SB RF of Кемеrovo № 03-1/234 from 27.06.2001	181,10	19	24.05.2002	313,64	Inventory holdings	Circulating assets replenishment
SB RF of Кемеrovo № 03-1/274 from 25.07.2001	160,00	19	22.07.2002	289,08	Inventory holdings	Circulating assets replenishment
Branch JSC ACB «Kuzbassugolbank» «Energetic» № 001/370-K от 03.07.2001	10,00	21.%	06.02.2002	12,2	Inventory holdings	Circulating assets replenishment
JSC Bank «Alemar», Novosibirsk № 452/560 from 12.04.2001	15,00	21	21.02.2003	10,5	Transport, JSC "Kuzbassenergo" shares	Circulating assets replenishment
Кемеrovo Branch of JSC «Sibacadembank» № 32/01 от 25.05.2001	5,00	8	21.03.2002	23,16	Inventory holdings	Bill of JSC «Sibacadembank»
Кемеrovo Branch of Bank of Moscow № 176 from 14.09.2001	57,10	20	30.04.2002	135,9	Inventory holdings, bill, equipment	Circulating assets replenishment
JSC «Alfa-Bank», Novosibirsk № 01/62-01-L from 30.11.2001	62,00	20,5	30.05.2002	78,4	Inventory holdings	Circulating assets replenishment
JSC «Alfa-Bank», Novosibirsk № 52-01 from 30.10.2001	50,00	22	28.02.2002	67,5	Inventory holdings	Circulating assets replenishment
JSC «Alfa-Bank»,	38,00	5	28,01.2002	49,3	Inventory	Bill of JSC «Alfa-

Novosibirsk № 69-01-L from 28.12.2001					holdings	Bank»
JSC «Alfa-Bank», Novosibirsk № 4 from 14.02.2001	80,00	21	13.02.2002	108,1	Equipment on the security, Guarantee by KJSC «Azot»	Circulating assets replenishment
Total:	899,64					

Deciphering Credit portfolio of JSC «Kuzbassenergo» on 01.01.2003:

Name of a creditor Contract №	Sum, mln. rub.	Bank-rate, %	Repayment deadline	Security type	Aim of credit
ACB «Kuzbassugobank» № 02/333-K-G from 13.11.2002	42,00	19	13.05.2003	Inventory holdings	Circulating assets replenishment
ACB «Kuzbassugobank» № 02/100-к from 24.04.2002	12,00	19	23.04.2003	equipment	Circulating assets replenishment
	5,00		10.03.2003		
ACB «Kuzbassugobank» № 02/330-K-G from 11.11.2002	45,00	19	08.05.2003	equipment	Circulating assets replenishment
JSC «Uralo-Siberian Bank» № 159 from 02.07.2002	100,00	18	25.06.2003	auxiliary equipment, Inventory holdings	Circulating assets replenishment
JSC «Uralo-Siberian Bank» № 281 from 16.12.2002	96,00	19	11.06.2003	equipment	Circulating assets replenishment
SB RF of Кемerovo № 03-2/179 from 17.06.2002	149,90	19	16.06.2003	Inventory holdings	Circulating assets replenishment
SB RF of Кемеrovo № 03-2/149 from 18.05.2002	181,10	19	13.05.2003	Inventory holdings	Circulating assets replenishment
SB RF of Кемеrovo № 03-2/210 from 17.07.2002	160,00	19	15,07.2003	Inventory holdings	Circulating assets replenishment
SB RF of Кемеrovo № 03-2/353 from 10.12.2002	9,00	19	06.06.2003	Transport, auxiliary equipment	Land payment
JSC «Bank of Moscow» № 349 from 30.07.2002	75,00	19	01.05.2003	Equipment, Bill of JSC «Kuzbassenergo»	Circulating assets replenishment
JSC «Bank of Moscow» № 460 from 23.12.2002	10,00	19	22.01.2003	equipment	Circulating assets replenishment
JSC Bank «Zenit» № 001/07 from 02.04.2002	80,00	18	20-23.03.03 20-26.03.03 40-07.04.03	Inventory holdings	Circulating assets replenishment
JSC Bank «Zenit» № 002/34/ from 28.11.2002	120,00	18,5	50-28.04.03 70-30.04.03	Inventory holdings	Circulating assets replenishment
JSC Bank «Alemar», Novosibirsk № 452/2 from 13.11.2002	15,00	19,5	12.05.2003	Transport, equipment	Circulating assets replenishment

JSC «Alfa-Bank», Novosibirsk № 86-02-L from 14.11.2002	100,00	20	11.02.2003	equipment	Circulating assets replenishment
JSC «Alfa-Bank», Novosibirsk № 87-02-L from 14.11.2002	100,00	20	11.02.2003	equipment	Circulating assets replenishment
JSC «Alfa-Bank», Novosibirsk № 91-02-L from 20.11.2002	100,00	19	20.01.2003	equipment	Bill of JSC «Alfa-Bank»
Total:	1400,00				

Deciphering Credit portfolio of JSC «Kuzbassenergo» on 01.01.2004.

Name of a creditor Contract №	Sum, mln. rub.	Bank-rate, %	Repayment deadline	Security type	Aim of credit
ACB «Kuzbassugobank» № 03/1016-K-G from 30.10.03	42,00	13	27.04.04	bill	Circulating assets replenishment
ACB «Kuzbassugobank» № 208 from 24.04.03	17,00	13	16.01.04	bill	Circulating assets replenishment
ACB «Kuzbassugobank» № 03/1015-K-G from 30.10.03	45,00	13	27.04.04	bill	Circulating assets replenishment
JSC «Uralo-Siberian Bank» № 159 from 02.07.02	100,00	13	31.05.04	bill	Circulating assets replenishment
JSC «Uralo-Siberian Bank» № 17 from 10.02.03	100,00	13	10.02.04	bill	Circulating assets replenishment
SB RF of Kемеrovo № 03-3/449 from 21.11.03	500,00	10,1	19.11.04	Inventory holdings	Circulating assets replenishment
JSC Bank «Alemar», Kemerovo № 452/40 from 24.10.03	24,50	13,5	19.04.04	Transport, equipment	Circulating assets replenishment
JSC «Alfa-Bank», Novosibirsk № 71-03-L from 03.09.03	250,00	13,5	150-03.03.04 100-23.03.04	-	Circulating assets replenishment
ACB «Moscow Business World» Kемеrovo branch № 09.Ф06/05-75/03.2459 from 21.07.03	150,00	14,2	16.01.04	Inventory holdings	Common economical activity realization
ACB «Moscow Business World» Kемеrovo branch № 09.Ф06.05/196/03.3707 from 25.12.03	71,50	10	14.01.04	Inventory holdings	Common economical activity realization
ACB «Moscow Business World» Kемеrovo branch №09.Ф06.05/202/03.3730	100,00	10	15.01.04	Inventory holdings	Common economical activity realization

from 26.12.03 100,00					
JSC Bank «Zenit» №005/34/ from 21.11.03	56,00	12,6	21.02.04	Inventory holdings	Circulating assets replenishment
JSC Bank «Zenit» № 005/34/КБС from 21.11.03	94,00	11,75	29.01.04	Inventory holdings	Circulating assets replenishment
Total:	1550,00				

Deciphering Credit portfolio of JSC «Kuzbassenergo» on 01.04.2004.

Name of a creditor Contract №	Sum, mln. rub.	Bank-rate, %	Repayment deadline	Security type	Aim of credit
ACB «Kuzbassugobank» № 03/1016-K-G from 30.10.03	42,00	13	27.04.04	bill	Circulating assets replenishment
ACB «Kuzbassugobank» № 208 from 24.04.03	17,00	13	15.04.04	bill	Circulating assets replenishment
ACB «Kuzbassugobank» № 03/1015-K-G from 30.10.03	45,00	13	27.04.04	bill	Circulating assets replenishment
JSC «Uralo-Siberian Bank» № 159 from 02.07.02	100,00	13	31.05.04	bill	Circulating assets replenishment
SB RF of Кемерово № 03-3/449 from 21.11.03	500,00	10,1	19.11.04	Inventory holdings	Circulating assets replenishment
JSC Bank «Alemar», Kemerovo № 452/55 from 19.02.04	20,00	13	17.05.04	bill	Circulating assets replenishment
JSC «Alfa-Bank», Novosibirsk № 71-03-L from 03.09.03	106,00	12	25.08.04	-	Circulating assets replenishment
ACB «Moscow Business World» Kemerovo branch № 09.Ф06/05/35/04.2905 from 02.03.04	104,50	9,1	01.04.04	Inventory holdings	Common economical activity realization
ACB «Moscow Business World» Kemerovo branch № 09.Ф06.05/51/04.2986 from 11.03.04	69,50	9,1	09.04.04	Inventory holdings	Common economical activity realization
АКБ «Московский Деловой Мир» Кемеровский филиал №09.Ф06.05/53/04.3027 from 17.03.04 80,50	80,50	9,1	16.04.04	Inventory holdings	Common economical activity realization
ACB «Moscow Business World» Kemerovo branch № 09.Ф06.05/59/04.3067 from 22.03.04	83,00	9,1	22.04.04	Inventory holdings	Common economical activity realization

ACB «Moscow Business World» Кемerovo branch № 09.Ф06.05/66/04.3090 from 24.03.04	62,50	9,1	26.04.04	Inventory holdings	Common economical activity realization
JSC Bank «Zenit» №005/34/КБС from 21.11.03	94,00	12,50	27.04.04	Inventory holdings	Circulating assets replenishment
JSC Bank «Zenit» № 005/34/КБС from 21.11.03	56,00	12,5	21.05.04	Inventory holdings	Circulating assets replenishment
JSC «Vneshtorgbank» Кемerovo branch № 3-Ю от 31.03.04	20,00	12,75	29.04.04	bills	Financing of activity provided by regulations
Total:	1400,00				

2.3.3. The issuer's liabilities against the third parties security.

There were not any liabilities of the issuer against the security given to the third parties, during the reporting period.

2.3.4. Other liabilities of the issuer

During the reporting period the JSC "Kuzbassenergo" did not make any bargains including fixed deals.

2.4. The purpose of the issue and direction of the assets using resulted to distribution of the issuing securities

Issuer did not spent the issue aimed to the assets attraction by the way of the distribution of securities duing the reporting period.

There were two issues of securities made by the issuer from the moment of strate registration of the Company that satisfy the following conditions:

the report about issue results was registered.
Issue number: ***1***
Category: ***common***
Form of a security: ***nominal non-documentory***
Nominal cost of one security of the issue: ***1***

Quantity of securities of the issue: ***3 030 819***
Total volume of the issue: ***3 030 819***

Information about state registration of the issue:
Date of registration: ***25.07.1994***
Registration number: ***39-1n-00734***
Organization that have been realized state registretion: ***Financial organization***

Method of location: ***closed subscription***
Period of location: ***from 12.01.1994 to 21.01.1994***

Current state of the issue: *location complete*
Quantity of actually located securities in accordance with registered report about issue results: *3 030 819*

Information about state registration of the issue:
Date of registration: *25.10.1999*
Organization that have been realized state registretion: *FCS of Russia*
Issue number: *2*
Category: ***common***
Form of a security: ***nominal non-documentory***
Nominal cost of one security of the issue: *1*

Quantity of securities of the issue: *603 132 981*
Total volume of the issue: *603 132 981*
Information about state registration of the issue:
Date of registration: *23.11.1995*
Registration number: *39-1-00970*

Organization that have been realized state registretion: *Financial organization*
Method of location: *distribution among shareholders*
Period of location: *from 23.11.1995 to 23.11.1995*

Current state of the issue: *location complete*
Quantity of actually located securities in accordance with registered report about issue results: *603 132 981*

Information about state registration of the report about the issue results:
Date of registration: *27.03.1996*
Organization that have been realized state registretion: *Financial organization*

2.5. Risks related with acquisition of the distributing (distributed) issuing securities

2.5.1. Branch risks

The Company has no any risks related to the possible change of a cost of raw material, goods subject to using in production and that may affect negatively its activity.

The Issuer doesn't have risks connected with possible change of product cost and as well as services able to influence negatively on its activity.

Branch tendencies: Today in this country there are two segments ofelectric energy market: Federal wholesale market of electric energy and power (FWMEP), devided in to three isolated price zones: European, Siberian and Far-Eastern – and free trade sector «5-15» of wholesale market of electric energy. The activity of the first is strictly reglamented and is regulated by the Federal Comission of Energy of Russia (FCER), the second started on the 1 November of 2003 as a transitional stage from regulated market to a competitive. Unlike FCER it is absolutely new sector of electic energy trade which functions on the principles of competition and free price formation. For the present only subjects situated in the Western part of Russia can participate in it. Siberian region will be able to join it no earlier than 3-rd quarter 2004.

Since 2000 JSC «Kuzbassenergo» participates in auction (purchasing) over and above the plan electrical energy at the FCER constantly. The only reason is economical expediency: participation in auction lets

optimize the balance between electrical energy and power, reducing prime cost of producing own electrical energy. For the year 2003 taking into account own producing 24,9 мlrd. KW/h balance-cross-flow fromFCER was 5 мlrd. 130 мln. KW/h that is 70% more than volumes determined by the Federal commission of Energy. At the expense of over and above the plan purchasing the energy system managed to reduce prime cost on 170 мkn. roubles.

Escape of big consumers to the FREC (JSC «Novokuznetsky aluminium plant» and LTD «Metalenergofinance») made some troubles for the Company. Only NKAZ provided about 17% of useful emission of electrical energy to the energy system. As a result of escape these enterprises appeared out-of-order incomes, that only last year were 200 мln.roubles. According to the prognosis on 2004 incomes will amount 700-800 мln. roubles. Possible scheme of compensation out-of-order incomes at the moment are being examined at the level of Ministry of economical development of RF and wether it will be accepted or not by the new RF Government is not known yet.

Power system became superfluous. It seems to be easy to sell surpluses at the market. But it's not so easy. As it was mentioned above the competitive sector of market «5-15» has not came to Siberia yet but the FREC dictates its own rough rules which are not in favour of power systems.

Priority right of seeling ekectric energy and power at the FREC is presented to federal condensation electric stations: Berezovskaya HRES, Krasnoyarskaya HRES-2 and hydrostations that have minimal prime cost of producing electrical energy. JSC «Kuzbassenergo» having selling tariff 21,7 кopeks for 1 KW/h exceeds in price only Berezovskaya HRES. The other have it higher. But it is average weighted tariff that is being examined for surplus energy systems. For 2004 it is 29,6 кop. for a regional energetical company.

Using such approach of calculation of the price on KW/h even surplus powers of Kuzbass energy system appeared to be too much expensive. That's why FCE didn't include them to the balance of energy zone of Siberia and EES of Russia on 2004. The result of such decision is: reducing of own output of electrical energy in a volume of 2,5 мlrd. KW/h per year and conversion of equipment about 400 MW. This is direct reducing of income further lowering sources concerning producing and social programmes.

Managers of JSC «Kuzbassenergo» prepared for FCE «The substantiation of technical output of electrical energy at FREC» in which it was demonstratively substantiated the need to sell 70 мln. KW/h. in a month. This is a technical minimum which provides all necessary regimes in a system. After all concordances the proposals of JSC «Kuzbassenergo» were taken in to consideration and the energy system was included in to the summary balance of electrical energy for EES of Russia as a Supplier with a volume of sale 160 мln. KW/h. in the 1 quarter 2004.

2.5.2. Country and regional risks

We can relate following to basical factors of appearing political and economical risks: imperfection of legislative basis, regulating economical relations, as well as insufficient effectiveness of law system, permanently changing tax legislation e.t.c.

Ecological factors inseparably linked with general activity of the issuer as a production process, transfer and distribution of heat and electric power demands large quantity of natural sources that call environmental pollution. As significant capital investments are necessary to purchase nature-conservative equipment to remove ecological factors of risk, and payments for natural sources consumption.

In 2003 the emission of polluting substances to the air was reduced by JSC «Kuzbassenergo» by means of unloading electric stations and increasing the share of gas burnt in a fuel balance 8,46 % (in 2002 – 3,08 %). In 2003 JSC «Kuzbassenergo» realized the following big arrangements for reducing water pollution and reducing of emission of polluting substances to the air:

- *Reconstruction of fly-ash collectors with assembling of perfected tubes Ventury and air-acustic*

intencification on the copper (Station № 16 of Novokemerovskaya TPS).

- *Reconstruction of the furnace -burner devices of the copper BKZ 210-140F St. № 6 Zapadno-Sibirskoy TPS aiming reduction of nitric oxide forming.*
- *Assembling of repeated filters of the water being input to the injectors of tubes Ventury at the body of St.. № 5 «A» Belovskaya HRES .*
- *Reconstruction of the drain pumping station and the drain channel at Tom-Usinskaya HRES and other arrangements.*
-

Regional risks are absent

2.5.3. Financial risks

The issuer is exposed to the risks connected with the changing persent rates regarding to the cost ofattracted bank credits where today we can observe a tendence to lowering percent rates that is kindly for the issuer. For example average weighted rate on bank credits for the 1 quarter 2004 is 10,72 % that is lower than fixed refinance rate of Central Bank 14 % since 15.01.2004.

As for the inflation the situation is the same. Its level for the first 3 months of 2004 came to 3,5 %. Only a year ago quarter inflation in tital was in 1,5 times higher – 5,2 %.

The Company gain is directly dependent on energy tariffs fixed by the Regional commission of energy (RCE) of Kemerovo region. The principle of tariff forming – expences plus. But RCE not always takes into consideration the issuer's expences growth.

The Issuer doesn't have currency risks.

2.5.4. Legal risks

There are no legal risks related to the change of exchange regulation, modification of tax legislation, change of regulations of the customs supervision and fees, modification of requirements on licensing, court practice that may affect negatively on the activity's results of the issuer also results of the current legal trials subject of participation of the issuer.

The issuer is related to the risks connected wiyh transformation of state regulating of the energy tariffs. Since 2002 the RF government establishes by its decisions the limit for tariffs. As for the regions – Federal commission of energy calculates and fixes tariffs for them individually. Besides, there is analysis of financial and economic activity of organizations for electric energy to estimate economic validity of the tariffs fixed by regional commissions of energy. In 2002 the limit level of the tariffs was 35 % and actual increase 27 % - according to the information of State committee for statistics of RF and 24 % - according to the information of FCE. By the year 2003 maximum levels of tariff increasing fixed at 14 % (including tariffs at Federal stock market of energy and power – 19 %). By preliminary calculation of FCE in 2004 increase of average tariff by influence of federal and regional factors should be 11,1 %, but after open hearings with regional commissions of energy and JSC- energy prognozes for 2004 increase of average limit tariff in RF was corrected for 13,1 %.

2.5.5. Risks related with the issuer's activity.

A number of cases of paying off one's debts is in the process in different instances to budjet and off-budget funds.

Three filial companies were declared bankrupt. Bankruptcy proceedings started in LTD «Supervolokno», JSC «Andreievskoie». External control for 12 months was set in JSC «Kuzbasshydroenergostroy».

III. Detailed information about the issuer

3.1. Information about the issuer's establishment and development.

3.1.1. Information about the issuer's company name.

Full company name and abbreviation:

Kuzbass Joint stock Company of energy and electrification

(JSC «Kuzbassenergo»).

Before the privatization – Kuzbass industrial institution of energy and electrification ("IIEE "Kuzbassenergo")

Kuzbass Open Joint Stock Company of energy and electrification (OJSC "Kuzbassenergo")
Introduced: 30.12.1993

Kuzbass open joint stock company of energy and electrification (JSC "Kuzbassenergo")
Introduced: 15.05.1996

3.1.2. Information about state registration of the issuer

Date of state registration of the issuer: 30.12.1993

Number of state registration's certificate (other document ratified the state registration of the issuer): 1901

Name of registration authority: Kemerovo Administration

In accordance with Federal Law "On State registration of legal entities" the corresponding record under the state registration number 1024200678260 was made in the Uniform State Register of Legal Entities the 23rd of July 2002 (certificate: series 43 №001926135 issued by Administration of the Russian Ministry of Taxation in Kemerovo, Kemerovo region).

3.1.3. Information about the issuer's establishment and development.

In pursuance of the Decrees issued by the President of the Russian Federation, i.e. № 923 dd. August, 15, 1992 « About the organization of management system of the electric-power complex of the Russian Federation during privatization », № 1334 dd. November, 3, 1992 « About realization in the electric-power industry of the Decree issued by the President of the Russian Federation dd. August, 14, 1992, № 922 « About features of transfer of the state enterprises, institutions, organizations of fuel and energy complex into the joint-stock companies », № 721 dd. July, 1, 1992 « About organizational measures in the transfer of the state enterprises, voluntary associations of the state enterprises into the joint-stock companies », the Committee on administration of the state property of Kemerovo region has made the Decision № 330 « On privatization and transfer of IIEE "Kuzbassenergo" into the Kuzbass open joint-stock company of energy and electrification » dd. 21.09.1993.

The Order № 345 « About registration of open joint-stock company "Kuzbassenergo" was approved by Kemerovo Administration the 30th. 12.1993.

The issuer was established in accordance with a privatization schedule of the Kuzbass industrial institution of energy and electrification (IIEE "Kuzbassenergo").

The main purpose of the JSC "Kuzbassenergo" activity is the profit earning.

The common purpose of the privatized companies was increasing of the efficiency of energy system of the country and transfer from the planned economic to the market relations.

JSC "Kuzbassenergo" is one of the largest energy systems in the body of the Holding company JSC RAO "UES of Russia". Energy complex of the company is the sixth in the installed capacity and the fifth in the volume of energy output to the consumers. Quantity of power output by electric plants of JSC "Kuzbassenergo" exceeded 30% in the balance of UES of Siberia.

In the energy system there are eight heat electrical stations. Their summary fixed electrical power – 4667 MV, heat power – 6700,5 Gcal/h. Annual electrical energy output – 26-28 мlrd. KW-h. Annual heat energy delivery – 15-20 мln. Gcal.

There are four electrical network companies realizing receiving, transition and distribution of electrical energy. On their balance there are 4601 substations with a summary power 12984 tousand KW. Extension of electrical network by chains – 31117 km.

Mission of the company:

Mission of the company is the regular and reliable supply our consumers with heat and electric power providing production efficiency and investment appeal of the company.

Corporative values and business principles:	
Corporative values:	**Business principles:**
Motto: We are the team of professionals, open for business cooperation and constantly striving for perfection	1. Legality.
1. Catering for the client.	2. contractual obligations observance
2. Reputation of a reliable partner.	3. Work for the sake of shareholders.
3. Constant development of systems and technologies, which provide for high-quality production and service.	4. Optimal usage of resources and expenses
4. Profit maximization and optimization of resources usage.	5. Government relations.
5. Staff professionalism development.	6. Information transparency
6. Openness for new decisions and ideas.	7. Sharing Corporative code between the staff.
	8. Willingness for changes.

Strategic aims:

1. To increase reliability of heat and electricity provision to the consumers.

2. To provide planned profitability of assets: year 2004 – no less than 3 %.

3. To increase financial steadiness of the company to the coefficients: year 2004 – V3, year – V2.

4. To increase sales volume, including via FREC.

5. To form positive image of the Company.

6. To achieve internal unity in understanding of the mission, aims and tasks of the Company activity.

3.1.4. Contact information:

Issuer's location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**

Telephone: *(384-2)29-33-59*
Fax: *(384-2)29-37-77*

e-mail: *adm@kuzbe.elektra.ru*

Internet webpage with access to information about the issuer and securities issued by him: *www.kuzbassenergo.ru*

Organizational structure of the executive body of JSC "Kuzbassenergo" was approved by the Order of JSC "Kuzbassenergo" №709 dd. 31.12.2003. Department on corporate management including department on corporate policy which duties include work with shareholders and investors was established on the ground of this Order. The Department functions from 01.01.2004. Chief of the Department – is Mr. Pavel Valerievich Cherpinskiy, date of birth 1974, education – higher.

Location: **№ 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia**

Telephone: *(384-2) 77-70-51*
Fax: *(384-2)77-70-51*

E-mail: *yakovenkona@kuzbe.elektra.ru*

Internet webpage: ***no***

3.1.5. Taxpayer identification number

INN: *4200000333*

3.1.6. Branches and representative offices of the issuer

Name: ***Tom-Usinskaya HRES***
Location: ***Myski-5, Кемerovo region, 652880***
Manager: ***Glukhov Victor Fyodorovich***
Date of establishment: ***30.12.1993***
Period of letter's validity: ***31.12.2004***

Name: ***Belovskaya HRES***
Location: ***settle. Inskoy, Belovo, Kemerovo region, 652644***
Manager: ***Artyukh Valeriy Mikhailovich***
Date of establishment: ***30.12.1993***
Period of letter's validity: ***31.12.2004***

Name: ***South-Kuzbass HRES***
Location: ***20,Комsomolskaya str., Kaltan, Кемerovo region, 652812***
Manager: ***VakhitovKasim Bakirovich***
Date of establishment: ***30.12.1993***
Period of letter's validity: ***31.12.2004***

Name: ***Kemerovo HRES***

Location: *17, Stantsionnaya str., Kemerovo, 650000*
Manager: *Benedictov Alexander Victorovich*
Date of establishment: *30.12.1993*
Period of letter's validity: *31.12.2004*

Name: *West-Siberian HEGS*
Location: *40, Novokuznetsk, Kemerovo region, 654040*
Manager: *Abramov Valeriy Vasilievich*
Date of establishment: *30.12.1993*
Period of letter's validity: *31.12.2004*

Name: *Kuznetskaya HEGS*
Location: *34, Novokuznetsk, Kemerovo region 654034*
Manager: *Kuzin Igor Victorovich*
Date of establishment: *30.12.1993*
Period of letter's validity: *31.12.2004*

Name: *Novo-Kemerovskaya HEGS*
Location: *21, settle. Predzavodskoy,Kemerovo, 650021*
Manager: *Sukhoveev Boris Ivanovich*
Date of establishment: *30.12.1993*
Period of letter's validity: *31.12.2004*

Name: *Kemerovo HEGS*
Location: *Kemerovo-1, 650001*
Manager: *Verwine Konstantin Aleksandrovich*
Date of establishment: *30.12.1993*
Period of letter's validity: *31.12.2004*

Name: *Northern Electric Nets*
Location: *11 N. Ostrovskogo str., Kemerovom 650000,*
Manager: *Molochnyi Anatoliy Filimonovich*
Date of establishment: *30.12.1993*
Period of letter's validity: *31.12.2004*

Name: *Eastern Electric Nets*
Location: *11 a, Sarygina str., 650025, Kemerovo*
Manager: *Tolstikov Victor Sergeievich*
Date of establishment: *30.12.1993*
Period of letter's validity: *31.12.2004*

Name: *Central Electric Nets*
Location: *35, Fasadnaya str., settle. Inskoy, Belovo, Kemerovo region, 652644*
Manager: *Dmitriev Alexander Milievich*
Date of establishment: *30.12.1993*
Period of letter's validity: *31.12.2004*

Name: *South Electric Nets*
Location: *43, Stroiteley pr., Novokuznetsk, Kemerovo region, 654005*

Manager: *Miller Alexander Ivanovich*
Date of establishment: ***30.12.1993***
Period of letter's validity: ***31.12.2004***

Name: ***Upravlenie teplovyh setey***
Location: ***10, Svobodi str., Kemerovo, 650070***
Manager: ***Krumgoltz Alexander Rudolphovich***
Date of establishment: ***30.12.1993***
Period of letter's validity: ***31.12.2004***

Name: ***Predpriyatie «Energosbyt»***
Location: ***90/4, Lenina pr., Kemerovo, 650036***
Manager: ***Kozlov Eugeniy Vadimovich***
Date of establishment: ***30.12.1993***
Period of letter's validity: ***31.12.2004***

Name: ***Avtotransportnoe predpriyatie***
Location: ***4,Stantsionnaya str., Kemerovo, 650021***
Manager: ***Geiger Victor Ivanovich***
Date of establishment: ***30.12.1993***
Period of letter's validity: ***31.12.2004***

Name: ***103 otryad VOHR***
Location: ***30, Kuznetskiy pr. Kemerovo, 650000***
Manager: ***Kukovenkov Alexander Moiseievich***
Date of establishment: ***30.12.1993***
Period of letter's validity: ***31.12.2004***

Name: ***Directsiya Petrovskoy HEGS***
Location: ***30, Kuznetskiy pr. Kemerovo, 650000***
Manager: ***Magarill Alexander Isaakovich***
Date of establishment: ***30.12.1993***
Period of letter's validity: ***31.12.2004***

Name: ***Medsanchast-Centre of Health «Energetic»***
Location: ***37, Kuzbasskaya str.,Кемerovo, 650000***
Manager: ***Agafonova Tamara Nikolaevna***
Date of establishment: ***30.12.1993***
Period of letter's validity: ***31.12.2004***

Name: ***Kuzbassenergosvyaz***
Location: ***30, Kuznetskiy pr. Kemerovo, 650000***
Manager: ***Aksenov Vladimir Vasilievich***
Date of establishment: ***22.01.1997***
Period of letter's validity: ***31.12.2004***

Name: ***Magistralnye Electric Nets***
Location: ***30, Kuznetskiy pr., GSP-2, Kemerovo, 650000***
Manager: ***Antonov Youri Vitalievich***

Date of establishment: *08.12.2003*
Period of letter's validity: *31.12.2004*

Name: *Moscow Representative office of Kuzbass open Joint Stock Company of energy and electricity*
Location: *70/11, Leninskiy pr., Moscow, 117261*
Manager: *Sagdoyan Armen Sergeievich*
Date of establishment: *15.04.1998*
Period of letter's validity: *31.12.2004*

3.2. Principal economic activities of the issuer

3.2.1. Industrial affiliation of the issuer

All-Russian classifier of types of economic activities (ARCTEA):

40.10.11 – Electric power production by heat electric-power stations
40.10.2 – Electric power delivery
40.30.2 – Delivery of steam and hot water (heat energy)
51.56.4 – Wholesale of electric and heat power (without delivery and distribution)
74.60 – Investigation and safety securing
74.14 – Commerce and management consulting

3.2.2. Principal economic activity of the issuer

JSC «Kuzbassenergo» main activity is electric and heat energy.

Name of unit	Year 1999	Year 2000	Year 2001	Year 2002	Year 2003	1 quarter 2004
Electric energy output, mln. KW/h	26938,9	26599,8	26438,0	27185,0	24867,0	7005,0
Supplied heat to consumers, thousands of Gcal		17745,7	16320,0	14403,	14654,0	5853,0

Heat-energy producing is seasonal.

3.2.5. Principal types of products (operations, services)

Name of unit	Year 1999	Year 2000	Year 2001	Year 2002	Year 2003	1 quarter 2004
Product producing volume - Useful delivery of el. energy, mln.kw/h - Useful delivery of heat energy, thousand Gcal	25572,263 17526,767	26622,448 16901,366	27224,616 15425,989	26618,052 13523,948	25804,994 13688,506	6028,483 5549,754
Average annual price of product, - Electric energy, kop./kw/h - Heat energy, rub./Gcal	18,178 78,480	25,793 104,725	35,943 137,965	44,422 180,451	51,904 235,013	55,370 264,312

Gain volume from product sales (works, services), thousand rub.	6022092	8636784	11913608	14264605	16592978	4804865
Share in total volume of gain, %	87,40	80,06	94,26	96,32	97,64	97,78
Correspondent price index, %	101,2	101,0	101,2	100,5	100,0	103,4

Marketing system:

Name of product (works, services)	Product sales scheme (works, services)	1999	2000	2001	2002	2003	1 кв-л 2004
	Direct sales, %	100	100	100	100	100	100
	Own marketing net, %	-	-	-	-	-	-
	Marketing net under control, %	-	-	-	-	-	-
	Other (to mark), %	-	-	-	-	-	-

Production and marketing inputs structure:

Input article name	Year 2003	1 quarter 2004
Raw materials, %	1,0	1,1
Obtained componentry, semi-finished products, %	1,8	1,6
Producing works and services, fulfilled by exterior organizations, %	1,4	1,2
Fuel, %	35,7	44,9
Energy, %	8,4	1,6
Remuneration of labour, %	6,9	6,8
Credit percent, %	-	-
Rent, %	-	-
Social needs assessments, %	2,2	2,4
Fixed assets amortization, %	11,0	11,7
Taxes, included to product prime cost, %	3,0	3,1
Other expenses, %	24,6	22,1
- service cost for using net of JSC RAO " UES of Russia"	14,6	13,8
Aamortization for non-material assets, %	-	-
Rewards for rationalizatory ideas, %	-	-
Obligatory insurance payments, %		
Representative expenses, %	1,4	0,7
Other, %	-	-
	2,6	2,8
Total: product producing and marketing expenses (works, services) (prime cost), %	100	100
Gain from product sales (works, services), %	97,64	97,78

3.2.4. Issuer's suppliers with 10 and more percent part of all supplies of inventory including indication of their parts in total volume of supplies

Main coal suppliers are LTD «Trading House Siberian Coal»), JSC «SCEC», JSC «CC Yugkuzbassugol».

Natural gas supply in 1, 2 quarters of 2003 was realizing by Ltd «Megregiongaz», and from May to December of 2003 together with JSC «SIBUR».

Supplier's name	Year 2003	1 quarter 2004
Ltd. «TH Siberian Coal»	38,0 %	38,0 %
JSC «SCEC»	18,0 %	18,0%
JSC CC «YuzhKuzbassUgol»	13,0 %	13,0 %

3.2.5. Seller's markets of products (operations, services) of the issuer

The main market on which JSC «Kuzbassenergo» realizes its activities is Kemerovo region. Geographically Kemerovo region is situated on the south-east of Western Siberia also situated at the interfaces between Western-Siberian plain and South Siberia mountains. It is practically equidistant from western and eastern boundaries of Russian Federation. It belongs to the 6th time zone.

Electric power delivery to consumers is being realized according to signed «Contracts for electric power delivery and usage». The main consumer of electric and heat energy is industry, for example:

Изменение структуры потребления за 2003 г.

Electricity	Year 2002	Year 2003
Total in energy system, thousand kw/h	**26618051**	**25770806**
	100,0 %	**100,0 %**
1. Industry	72,7 %	73,2 %
1.1. Fuel	20,5 %	21,4 %
1.2. Ferrous metallurgy	25,2 %	28,4 %
1.3. Non-ferrous metallurgy	18,2 %	14,3 %
1.4. Chemistry and petrochemistry	5,2 %	5,4 %
2. Agriculture	1,0 %	1,0 %
3. Transport and telecommunications	5,3 %	5,9 %
4. Construction	0,2 %	0,2 %
5. Housing and communal services	1,8 %	2,0 %
6. Population	0,6 %	0,6 %
7. Other industries	18,3 %	17,0 %
Heat energy		
Всего по энергосистеме, Гкал	**13523948**	**13688506**
	100,0 %	**100, 0 %**
1. Industry	36,0 %	33,8 %
1.1. Fuel	0,4 %	0,3 %
1.2. Ferrous metallurgy	9,1 %	9,7 %
1.3. Non-ferrous metallurgy	1,4 %	1,5 %
1.4. Chemistry and petrochemistry	20,7 %	18,2 %
2. Agriculture	2,4 %	2,2 %
3. Transport and telecommunications	0,9 %	0,9 %

4. Construction	0,7 %	0,6 %
5. Housing and communal services	54,0 %	56,4 %
6. Population	0,1 %	0,1 %
7. Other industries	5,9 %	6,0 %

Main consumers of the issuer's production:

Name of the consumer	Year 1999	Year 2000	Year 2001	Year 2002	Year 2003	I quarter 2004
Electricity, kw/h: JSC «AZOT»	999031291	1080542071	1066802350	1066687707	1047898570	260404945
JSC «Kuznetskie ferrolloys»	-	1815358764	1992163036	1867709104	1862508336	511586640
OOO «Metallenergfinance»	-	-	-	-	5052944133	1409292149
Heat energy, Gcal: JSC «ZSSW»	1585979	1587556	1425901	1169056	1264188	580107
JSC «AZOT»	2652618	2802312	2440356	2210867	2059549	699416
Administration of Novokuznetsk	2384203	2895311	2984966	2746945	2928859	1217924
Administration of Kemerovo	279993	770866	3834439	3668230	3796394	1547996

3.2.6. Activity practice on issuer's working capital and stock

In accordance with The Accounting Policy Community on 2004 materially-productive resources while registered are being valuated with the whole methods:

- ***When purchased – in sum of actual expenses for their acquisition excluding VAT and other taxes compensated from the budget;***
- ***When producing by own forces – going from actual expenses, connected with producing of given supplies;***
- ***paid in towards deposit to authorized capital – going from the monetary valuation co-ordinated with the founders(participants),if there is no other way, foreseen by RF legislation, taking into account actual expenses for supply of materially-productive stocks and conditioning them as to be fit for usage;***
- ***got gratis or by a gift contract, as well as remaining from fixed assets and other property, posting materially-productive stocks, discovered as excess according to the results of inventory – going from the current market-value on the posting day, taking into account actual expenses for supply of materially-productive stocks and conditioning them as to be fit for usage;***
- ***cost of inventories, received by barter contracts where the contract value is fixed.***

Evaluation of inventories while letting them to production and other retire realizes by average prime cost of each type of stocks.

For the control of amount of stocks, duration of circulation while consisting accounts the following coefficients are calculated:
- turnover coefficient (C) for the reporting period;
- duration of turn (D)
For the year 1999: K= 7,9 circulation, Add = 11 days.
For the year 200: K= 13 circulation, Add = 28 days.
For the year 200: K=9,3 circulation, Add= 39 days.

For the year 2002: K= 12,8 circulation, Add= 28 days.
For the year 2003 год: K= 13,7 circulation, Add= 26 days.
For the year 1st quarter 2004: K=4,8 circulation, Add= 19 days.

3.2.7. Raw materials

In the year 2003 main type of fuel at electric stations of JSC «Kuzbassenergo» were Kuznetskiy coal and the tailings of their ore-dressing. Secondary tailings by JSC "ZSMK", JSC "KOKS": blast-furnace gas and coke oven gas were used in large amounts.
Fuel oil is used as starting fuel and for keeping burning within incineration of poor quality coal. At Zaiskitimskaya water-heating boiler-house it is the main type of fuel.

Analysis of fuel cost changes as compare with the year 2002.

Fuel type	Unit	Year 2002	Year 2003	2003/2002 increase in %
Natural fuel price				
1. Mazut (black oil)	Rub./tone	2316,14	2830,06	22,2
2. Natural gas	Rub./thousand. метre3	632,59	785,70	24,2
3. Blast furnace gas	Rub./thousand. метre3	43,97	43,97	-
4. Coking gas	Rub./thousand. метre3	146,15	167,17	14,4
5. Coal – total	Rub./tone	247,19	375,74	52,0
5.1. Coal Kuznetskiy	Rub./tone	248,80	375,74	51,0
5.2. Coal Khakas	Rub./tone	-	320,19	
Coal transportation tariff	Rub./tone			
Coal – total	Rub./tone	50,98	62,77	23,1
Coal Kuznetskiy	Rub./tone	50,98	62,78	23,1
Coal Khakas	Rub./tone		44,63	
Relative fuel price				
1. Mazut (black oil)	Rub./tone	1707,14	2098,03	22,4
2. Natural gas	- -«-	530,55	645,13	21,6
3. Blast furnace gas	- « -	307,78	307,79	
4. Coking gas	- « -	255,76	292,55	14,4
5. Coal – total	- « -	403,14	514,24	27,5
5.1. Coal Kuznetskiy	- « -	403,14	514,25	27,6
5.2. Coal Khakas	- « -		480,53	
Total calculation		**407,18**	**520,00**	**27,7**

3.2.8. Main competitors of the issuer

JSC "Kuzbassenergo" is a monopolist on a Kuzbass goods market. It is включено в Реестр хозяйствующих субъектов, имеющих на рынке определенного товара долю более 35 процентов, по товарным группам «полезный отпуск электрической энергии»; «полезный отпуск тепловой энергии».

3.2.9. Information about the Issuer's licenses

Number: *3668*
Date of issue: *26.12.1995*
Expiry date: *1.01.2007*
License authority: **Ministry of communications of Russian Federation**
Type of activity: **Services of local and interzonal telecommunications**

Number: *00927*
Date of issue: *14.06.2001*
Expiry date: *31.12.2006*
License authority: **Committee of natural resources on the territory of Kemerovo region**
Type of activity: **Plastic clay extraction at the Frunzensky field to ash-dump dam construction.**

Number: *24*
Date of issue: *13.11.2001*
Expire date: *13.11.2004*
License authority: ***Ministry of Energy of RF, State Energy Inspectors***
Type of activity: **Electric and Heat power network**

Number: *077*
Date of issue: *14.10.1997*
Expire date: *1.10.2008*
License authority: **Department of Federal Security Service of RD over the Kemerovo region.**
Type of activity: Works with the State Secret information

Number: *0107*
Date of issue: *12.03.1998*
Expire date: *1.10.2008*
License authority: **Department of Federal Security Service of RD over the Kemerovo region**
Type of activity: **Services on the State Secret protection.**

3.2.10. Joint activities of the Issuer

Founders of filial JSC «Prokopievskenergo»:

- ***JSC "Kuzbassenergo" (60,0 %)***
- ***OOO «Stroisnabservice» (Kemerovo)(14,1 %)***
- ***OOO «Bill Centre Kuzbassenergo» (13,0 %).***

Joint activity type: Heat and electricity salling
Joint activity from: 20.09.2000

Founders of filial JSC «Vodokanal»:

- ***JSC "Kuzbassenergo" (74,5 %)***
- ***Ltd. «A/E Clearing»(Novokuznetsk) (25,5 %).***

Joint activity type: Clearing constructions.
Joint activity from: 28.10.2001

Founders of the filial Ltd. «Supervolokno»:

- ***JSC "Kuzbassenergo" (60,0 %)***

- *UN-1612/29 (25,0 %)*
- *JSC «Bagran» (15,0 %).*

Joint activity type: Lagging production.
Joint activity from: 01.04.1994 z.

3.4. Issuer's future activity projects

Tasks and prospects of the Company in the year 2004
1.Reformation of the Company
The major purpose of the JSC "Kuzbassenergo" in the year 2004 will be providing profit earning, increasing of the company's capitalization and increasing of its shares attractivness for the Russian and foreign investors.

This task is to be realized within the limits of Restructuring programme of JSC RAO «UES of Russia», approved by the RF government regulations dd. 11.07.2001 № 526 «About reforming of electrical energy of Russian Federation», by the RF Government order dd. 03.08.2001 № 1040-r «About the plan of arrangements of fisrt stage of reforming of electrical energy of Russian Federation.

The main purpose of reforming is to form on the base of JSC «Kuzbassenergo» profitable and financially stable branch companies able to compete at the electrical energy and service markets,to provide reliable and uninterrupted supply consumers with electrical and heat energy, and to be able to attract investments for own development.

The project of reforming the Company is to provide observation rights and interests of shaholders, investors, partners and emploees of the Company.

The project of reforming JSC «Kuzbassenergo» is prepared taking into consideration the following principles:
- division of competitive and monopolistic types of activity;
- demonopolization and development of competition in the sphere of production, sale and servicing (repair, setting up,projecting etc.);
- providing equal access to market infrastructure for all producers and consumers;
- providing rights of investors, creditors and shareholders while keeping structural transformations;
- using the very optimal methods of creation new economic communities and giving assets to them;
- creating commercially effective companies as a result of reformation of JSC «Kuzbassenergo;
- increasing investment attractiveness and attracting investments in the Company;
- stopping cross financing of different consumer groups for electrical and heat energy;
- providing an opportunity of option the energy supplier for the consumers;
- providing reliable and uninterrupted energy supply of the consumers;
- increasing of financial clearness of the Company's activity, formed as a result of reforming;
- preparation to work with consumers in competitive conditions.

The speed of profile activity reformation in the Company will be coordinated with the speed and scale all-russian reformation the Energetical industry, inculcating market relations and competition at the energy production and sale as well as enforcement of regulating in naturally- monopolistic activity (electrical energy transfer), preparing of the market infrastructure and legislative base of the electrical energy market.

To provide reliability of the work of stations and timely replacement of exhausted technological equipment is necessary:

- *to finish building and to provide putting the copper T-120-12,8 into operation at Novokemerovskaya TPS in 2005;*
- *To continue build-up of the existing dams for gold and to start building new ones, where the reserve stocks capacity ZSHO are limited by potential filling.*

At the nearest 2-3 years due to technical reequipment it is necessary to make the following works that influence on the system reliability:

- *Putting into operation turbine St. № 4 of type PTR –30 LMZ at Keмerovo TPS (220 мln. rub.);*
- *Putting into operation the system of commercial accounting heat energy at Southern-Kuzbass HRES, Western-Siberian TPS and Administration of heat nets (15 мln.rub.);*
- *Turbine replacement St. № 9 of type P-35-130 to turbine T-120-12,8 at Keмerovo HRES (600 мln. rub.);*
- *Turbine replacement St. № 8of type TП-50-130 to PTR-80-130 at Novokemerovskaya TPS (500 мln. rub.);*
- *Turbogenerator cell reconstruction St. № 3 and replacement T-25-90 to R-12-3,4/0,1 and turbine № 12 R-12-90 at Kuznetskaya TPS (100 мln.rub.);*
- *Copper reconstruction St. № 7 of type TP-10 to reduce Nox at Toм-Usinskaya HRES (4 мln. rub.);*
- *Purchasing and assembling of mill SH-50 at Toм-Usinskaya HRES and Belovskaya HRES (50 мln. rub.);*
- *Main steam pipe sections replacement at Kemerovo HRES, fuel-starting at Toм-Usinskaya HRES and feeding collector at Keмerovskaya TPS (10 мln. rub.);*
- *reconstruction of electric filters of coppers st.. № 11,12 reaching efficiency factor to 99,5 % at Keмerovo HRES and monitoring circuit and a protector at a copper St. № 7 to prevent damage at Western-Siberian TPS (30 мln. rub.) and other works.*

3.5. The Issuer's participation in industrial, bank and financial groups, holdings, trusts and associations

Company: ***JSC Russian Joint Stock Company of energy and electricity RAO "UES of Russia"***
Issuer's place and functions in the Company: ***JSC "Kuzbassenergo" is a subsidiary of Holding company RAO "UES of Russia"***

3.6. Subsidiaries and affiliated business divisions of the issuer

JSC "Kuzbassenergo" has 10 subsidiaries, no dependent unions.

Full company name: ***Limited liability Company, "Bill centre "Kuzbassenergo", Ltd. "Bill centre "Kuzbassenergo"***
Location: ***30, Kuznetsky prospect, Kemerovo, Russia***
Issuer's share in the authorized capital of business venture: ***100%***
Share of business venture in the issuer's authorized capital: ***0%***
Core business: ***bill accounts***

Full company name: ***Open Joint Stock Company "Andreevskoye"***,JSC «Andreevskoye»
Location: ***Kemerovo district, Kemerovo region, Russia***
Issuer's share in the authorized capital of business venture: ***100%***
Share of business venture in the issuer's authorized capital: ***0%***
Core business: ***rural economy***

Full company name: ***Limited liability company, Ltd. "Sbytenergo"***
Location: ***14, Severnaya str., Metallploshadka village, 652417, Kemerovo district, Kemerovo region, Russia***
Issuer's share in the authorized capital of business venture: ***100%***
Share of business venture in the issuer's authorized capital: ***0%***
Core business: ***financial services***

Full company name: ***Open Joint Stock Company "Kuzbasshydroenergostroy", JSC "KHES"***
Location: ***37, Kuzbasskaya str., Kemerovo, Russia***
Issuer's share in the authorized capital of business venture: ***100%***
Share of business venture in the issuer's authorized capital: ***0%***
Core business: ***capital construction***

Full company name: ***Joint Stock Company "Investment-production Company "Vodocanal", JSC "IPC "Vodocanal"***
Location: ***7, Pereulok Artyoma str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the authorized capital of business venture: ***74,5%***
Share of business venture in the issuer's authorized capital: ***0%***
Core activity: ***clearance constructions***

Full company name: ***Joint Stock Company "Prokopievskenergo", JSC "Prokopievskenergo"***
Location: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia***
Issuer's share in the authorized capital of business venture: ***60%***
Share of business venture in the issuer's authorized capital: ***0%***
Core activity: ***Electric and heat power supply to consumers***

Наименование: ***Общество с ограниченной ответственностью «Суперволокно», ООО «Суперволокно»***.
Location: ***Stroygorodok, Kemerovo, Russia***
Issuer's share in the authorized capital of business venture: ***60%***
Share of business venture in the issuer's authorized capital: ***0%***
Core activity: ***lagging producing***

Full company name: ***Joint Stock Company "Kuzbass Energyreparing Company", JSC "Kyzbass Energyreparing Company"***
Location: ***30, Kuznetsky prospect Kemerovo, 650099,*** Russia
Issuer's share in the authorized capital of business venture: ***100%***
Share of business venture in the issuer's authorized capital: ***0%***
Core activity: ***repair of heat and electric power objects***

Full company name: ***Joint Stock Company Engineering- analytical centre "Kuzbasstechenergo"***
Location: ***17, Stantsionnaya str., Kemerovo, 650099,*** Russia
Issuer's share in the authorized capital of business venture: ***100%***
Share of business venture in the issuer's authorized capital: ***0%***
Core activity: ***engineering and projecting works***

Full company name: ***Joint Stock Company "Kuzbassetremont" (Kuzbass network repair"), JSC "Kuzbassetremont"***
Location: 30, ***Kuznetsky str., Kemerovo, Russia***
Issuer's share in the authorized capital of business venture: ***100%***
Share of business venture in the issuer's authorized capital: ***0%***
Core activity: ***repair of equipment, buildings and constructions of electric networks***

3.7. Composition, structure and cost of the issuer's fixed assets, information about its plans to acquire, replace, dispose of fixed assets, as well as all the facts of encumbrance of the issuer's fixed assets

3.7.1. Fixed assets

In the structure of the fixed assets the lands, buildings, machines, equipment, transport and others corresponding objects with a life time no more than 12 months are shown.
The objects of the fixed assets were taken to account over the actual expenses for purchase and construction.

Depreciation of the fixed assets was added by a linear way from the terms of actual using of these objects. Over the objects of the fixed assets subject to accounting by 01.01.2002, depreciation was added in accordance with the Regulations adopted by the Sovmin of USSR dd. 22 of October 1990 № 1072 "On the unique norms for depreciation deductions to complete reconstruction of the fixed assets of USSR national economy".

Over the objects of the fixed assets subject to accounting since 01.01.2002 the depreciation was added in accordance with the Resolution adopted by the RF Government dd.01.01.2002 №1 "on classification of the fixed assets included in the depreciation groups".

Since 1999 the JSC "Kuzbassenergo" spend a revaluation of the fixed assets with the aid of experts of the closed joint stock company "ENPI Consult (ZAO "ENPI CCONSULT") (№14, Dukhovsky pereulok, Moscow, 113191, Russia, INN 7737017200 according to the license №000031 for valuator's activity issued 06.08.2001 by the Ministry for Property of Russia.

According to the technical task the revaluation of the fixed assets is carried out by way of indexation of a direct re- appraisal of overall replacement value of the fixed assets. All materials should be in written report form, and on magnetic mediums.

1.Revaluation is obligatory for the following groupes of fixed assets, no matter what is amount of bookkeeper wear:

Name of group FA	Ciphers ENAO
Constructions VL 220 KW and more	30009, 30119-30120
Machines and equipment Substations 220 KW and more; other power electrotechnical equipment and distribution devices;	40000-40700 40701 40702 40705-42912
Vehicles	50000-50302 50500-50709

2. The following groupes of fixed assets do not subject to revaluation as well as the objects of social and common purposes, objects of nonspecialized business:

Name of group FA	Ciphers ENAO
Industrial buildings	10000-10010
Constructions	20000-30118 (with a restriction on p.1) 30121-30124
Other groups of equipment	43000-49303
Vehicles (rolling-stock of automobile transport)	50400-50428
Industrial and household equipment, instrument	60000-70012
Plough cattle	80000
Perennial plantations	90000-90021

Nonproductive buildings	10011-10105, 20362-20368 By name: A kindergarten, a preventorium, a hospital, a dwelling house etc.
Nonspecialized business	10011-10105, 20362-20368 By name: An agricultural enterprise, a shop, a storehouse, a building materials enterprise, consumer goods producing, autoservice etc.

3. Revaluation of the enterprise № 55 (Kuzbassenergosvyaz)was not fulfilled.

4. Revaluation of unfinished building objects and equipment was not fulfilled.

5. Revaluation fulfilled by independent valuators by the way of indexation and direct recalculation.

in thousands rubles

№№	Fixed assets group	Total cost before valuation	Residual (without amortization) cost before revaluation	Date of revaluation	Full cost after revaluation	Residual (without amortization) cost after revaluation
1.	1999 год			Didn't carry out		
	Total:	17668447	9767421		17668447	9767421
1.1.	Buildings	3433221	861844		3433221	861844
1.2.	Constructions	6335359	3408324		6335359	3408324
1.3.	Machines and equipment	7727315	5421817		7727315	5421817
1.4.	Transport	144498	62005		144498	62005
1.5.	Inventory	25097	13431		25097	13431
1.6.	Other	2957	-		2957	-
2.	Year 2000			01.01.2000		
	Total:	18738653	10104684		27035939	14864213
2.1.	Buildings	3506439	1098374		4326454	1263102
2.2.	Constructions	6421432	3592690		9912179	5539594
2.3.	Machines and equipment	8618816	5330957		12597156	7958223
2.4.	Transport	157118	67021		158538	83034
2.5.	Other	34848	15642		41612	20260
3.	Year 2001			01.01.2001		
	Всего:	28006940	15553938		33770344	19005685
3.1.	Buildings	4406965	1290675		4865386	1498579
3.2.	Constructions	10169826	5775229		12190813	6826009
3.3.	Machines and equipment	13199229	8372718		16479634	10567545
3.4.	Transport	182500	92445		189166	94966
3.5.	Other	48420	22871		45345	18586
4.	Year 2002			01.01.2002		
	Total:	34574367	19893460		50875700	31454410
4.1.	Buildings	4877141	1545143		7241796	2708442

4.2.	Constructions	12418915	7143497		18030697	11002165
4.3.	Machines and equipment	17028588	11088619		25254224	17569031
4.4.	Transport	192405	94186		248828	130918
4.5.	Other	57318	22015		100155	43854
5.	Year 2003			01.01.2003		
	Total:	52244720	19642923		64222564	40753860
5.1.	Buildings	7324294	4537884		8891678	7862414
5.2.	Constructions	18233155	6797199		24604546	11793622
5..3.	Machines and equipment	25781648	7586049		29834482	20942371
5.4.	Transport	272986	132867		266659	121001
5.5.	Other	632637	588924		625199	34452

In the structure of the fixed assets the lands, buildings, machines, equipment, transport and others corresponding objects with a life time no more than 12 months are shown.
The objects of the fixed assets were taken to account over the actual expenses for purchase and construction.

Depreciation of the fixed assets was added by a linear way from the terms of actual using of these objects. Over the objects of the fixed assets subject to accounting by 01.01.2002, depreciation was added in accordance with the Regulations adopted by the Sovmin of USSR dd. 22 of October 1990 № 1072 "On the unique norms for depreciation deductions to complete reconstruction of the fixed assets of USSR national economy".

Over the objects of the fixed assets subject to accounting since 01.01.2002 the depreciation was added in accordance with the Resolution adopted by the RF Government dd.01.01.2002 №1 "on classification of the fixed assets included in the depreciation groups".

Since 1999 the JSC "Kuzbassenergo" spend a revaluation of the fixed assets with the aid of experts of the closed joint stock company "ENPI Consult (ZAO "ENPI CCONSULT") (№14, Dukhovsky pereulok, Moscow, 113191, Russia, INN 7737017200 according to the license №000031 for valuator's activity issued 06.08.2001 by the Ministry for Property of Russia.

According to the technical task the revaluation of the fixed assets is carried out by way of indexation of a direct re- appraisal of overall replacement value of the fixed assets. All materials should be in written report form, and on magnetic mediums.

Information about long-dated lease fixed assets

State on:	*thousand rubles*
31.12.1999	*no*
31.12.2000	*40690*
31.12.2001	*1785*
31.12.2002.	*167618*
31.12.2003	*150058*

3.7.2. Issuer's real estate value

01.01.2004

Fixed assets group	Full cost of fixed assets (account 01)	Accrual amortization (account 02)	Residual cost of fixed assets
1. Total cost of fixed assets in thousands of rubles	69863846	45063856	24799990
Including:			
Buildings	8932900	3485625	5447275
Constructions	20668576	14251052	6417524
Ground areas	571066	-	571066

01.04.2004 г.

Fixed assets group	Full cost of fixed assets (account 01)	Accrual amortization (account 02)	Residual cost of fixed assets
1. Total cost of fixed assets in thousands of rubles	69842918	45476949	24365969
Including:			
Buildings	8917671	3790625	5127046
Constructions	20668205	14599987	6068218
Ground areas	570566	-	570566

IV. Information about financial and economic activities of the issuer

4.1. Results of financial and economic activities of the issuer

4.1.1. Profit and losses

Unit name	Year 1999	Year 2000	Year 2001	Year 2002	Year 2003	I quarter 2004
Receipts, rub.	6644860000	10787090000	12615142000	14809687000	16993144000	4913815000
Gross profit	784364000	1190814000	1191613000	1906499000	1667383000	1005094000
Clear profit (undisposed profit (uncovered loss)), rub.	669593000	471667000	2977000	-531606000	790000	442827000
Labour productivity, rub./person	370931	589394	681126	860078	1228538	404063
Yield of capital investments, %	78,89	88,14	86,89	75,96	71,26	20,17
Profitability of assets, %	3,91	2,26	0,01	-1,95	0,00	1,32
Profitability of own capital, %	6,31	3,28	0,02	-2,55	0,00	1,68
Profitability of products (sales), %	11,59	10,81	9,23	12,76	9,70	20,44
Sum of uncovered loss to the reporting date, rub.	0	-14241000	0	-531606000	0	0
Proportion of uncovered loss to the reporting date and balance currancy	0,00	-0,001	0,00	-0,020	0,00	0,00

4.1.2. Factors influenced on changing size of the gain got from the products (works, services) sold by the issuer and the issuer's profit (losses) connected with the main activity

4.2. Issuer's liquidity

Unit name	Year 1999	Year 2000	Year 2001	Year 2002	Year 2003	I quarter 2004
Own circulating assets, rub.	-910012000	-740538000	-2150346000	-1997430000	-2409187000	-1840044000
Coefficient of financial dependence	0,61	0,45	0,40	0,30	0,32	0,27
Coefficient of autonomy of own assets	0,62	0,69	0,72	0,77	0,76	0,78
Supplies of own circulating assets	-1,23	-1,00	-1,76	-1,98	-2,15	-2,24
Constant asset index	1,09	1,05	1,13	1,10	1,10	1,07
Current coefficient of liquidity	0,83	1,47	1,21	1.14	0,98	1,10
Quick coefficient of liquidity	0,62	1,15	0,72	0,66	0.61	0,78

4.3. Amount, structure and sufficiency of the issuer's capital and circulating assets

4.3.1. Amount and structure of the issuer's capital and circulating assets

Unit name	Year 1999	Year 2000	Year 2001	Year 2002	Year 2003	1 quarter 2004
Amount of authorized capital, rub.	606163800	606163800	606163800	606163800	606163800	606163800
Total cost of shares redeemed by the issuer for future resale, showing the percent of such shares from invested shares of the issuer	Not redeemed	Not redeemed	Not redeemed	Not redeemed	Not redeemed	Not redeemed
Amount of emergency capital of the issuer, rub.	0	13841000	13841000	16818000	16818000	16818000
Amount of additional capital, rub.	8158684000	12385315000	14489065000	19781299000	23605222000	24551090000
Amount of undisposed clear profit of the issuer, rub.	994865000	471667000	2977000	-531606000	790000	442827000
Amount of assets of purposeful financing of the issuer, rub.	0	0	0	0	0	0
Total sum of the issuer's capital, rub.	10619931000	14340301000	16600640000	20778963000	24791705000	26188558000

4.3.1. Amount and structure of the issuer's capital and circulating assets

The JSC own capital and circulating assets are enough to cover current operating expences.

	Year 1999	Year 2000	Year 2001	Year 2002	Year 2003	1 quarter 2004
Own capital by the end of the period, rub.	10619931000	14340301000	16600640000	20778963000	24791705000	26188558000
Circulating assets by the end of the period, rub.	7083313000	7237033000	7178533000	5723269000	6921733000	6644428000
Mean day operating accounts, rub.	44189167	25745056	39898839	52446008	69967492	72975689

4.3.3. Finances

Control indices of cash flow (CF) of the Company are to be approved by the Board of Directors of the Company quarterly, for the I quarter 2004 indices CF were examined and approved by the Board of Directorsat the meeting on 25of December of 2003 in sum of 704787 thousand rub. Control indices CF JSC «Kuzbassenergo» for the 2nd quarter 2004 were approved at the meetingof the Board of Directors on 31of March of 2004 in sum of 679312 thousand rub.

Accounts payable, collected in bank at the card index is absent.

4.3.4. The Issuer's financial investments

Accounting financial deposits in Company is held in accordance with PBU № 19/02 "Accounting deposits", approved by the order of Ministry of Finance of RF dd. 10.12.2002 № 126n.

Financial deposits of the Company (p.3 PBU 19/02):

- *state and municipal securities, securities of other organizations, including debt securities,in which date and cost of paying off is determined (obligations, bills);*
- *deposits to authorized capitals of other organizations (including affiliated and dependent companies);*
- *loans granted to other organizations;*
- *deposits in credit organizations;*
- *accounts receivable, purchased on the base of concession of the right to demand;*
- *deposits by simple associations contracts etc.*

1. Investments to securities:

Type of securities	Full company name and abbreviation	Date and number of the share issue registration	Amount of securities in issuer's privacy	Total nominal cost of the share holding in the issuer's privacy, thousand of rub.	Current state of the company	Expected losses in this year, thousand of rub.
Common shares	Open Joint Stock Company "Kuzbasshydroenergostroy", JSC "KHES" Location: 37, Kuzbasskaya str., Kemerovo, Russia	1-01-10487-F	118619000	118619,0	Bankruptcy - external control	118619,0
Common shares	Open Joint Stock Company "Andreevskoye",*JSC «Andreevskoye»* Location: Kemerovo district, Kemerovo region, Russia	No	36437000	36437,0	Bankruptcy - bankruptcy proceedings	36437,0
Common shares	Joint Stock Company "Prokopievskenergo", JSC "Prokopievskenergo" Location: 14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia	1-01-10934-F 31.07.2000	1938	19380,0	stable	0
Common shares	Joint Stock Company Engineering- analytical centre "Kuzbasstechenergo" Location: 17, Stantsionnaya str.,	Issue prospect is not regestered	18540	18540,0	stable	0

	Kemerovo, 650099, ***Russia***					
Common shares	Joint Stock Company "Kuzbass Energyreparing Company", JSC "Kyzbass Energyreparing Company" Location: 30, Kuznetsky prospect Kemerovo, 650099, ***Russia***	Issue prospect is not regestered	29240	29240,0	stable	0
Common shares	Joint Stock Company "Kuzbassetremont" (Kuzbass network repair"), JSC "Kuzbassetremont" Location: 30, Kuznetsky str., Kemerovo, Russia	Issue prospect is not regestered	11751	11751,0	stable	0
Common shares	Joint Stock Company "Investment-production Company "Vodocanal", JSC "IPC "Vodocanal" Location: 7, Pereulok Artyoma str., Prokopievsk, Kemerovo region, Russia	1-01-11253-F 12.10.2001	626	31300,0	stable	0

Information about other investments (deposits to authorized capitals of limited liability companies) is not given because they are less than 10 % of total investments of JSC "Kuzbassenergo"by the end of the 1 quarter 2004. Resulting 2003 JSC "Kuzbassenergo" got a profit from other companies participation in amount of 1,7 mln. rub. by Ltd. «Bill centre Kuzbassenergo» only.

4.3.5. The issuer's intangible assets

In the contents of intangible assets the exclusive rights to the Company's trade mark were reflected. Amortization of intangible assets has been imposed by linear method, going from the following terms of useful usage: Rights to trade mark - 10 years.
The intangible assets are shown in the accounts according to the first cost exept amortization for the time of using.

№№	Name of non-material assets group	Overall cost	Size of amortization calculated
1.	Trade mark	3774 rub. 73 kop.	601 rub. 20 kop.
	Total, rub.	3774 rub. 73 kop.	601 rub. 20 kop.

Intangible assets accounting was made in accordance with PBU 14/2000 " Intangible assets accounting", approved by the order of Ministry of Finence № 91n by 16.10.2000.

4.4. Information about the issuer's policy and expenditures in the sphere of scientific and technological progress, in respect of licenses and patents, new research and development

Account of NIOKR (Research, developmental and technological works) in the Company is carried out according to the Accounting Regulations "Account of charges on research, developmental and technological works " (PBU 17/02).

There were not newly created inventions, models and industrial samples in 2003.

There were not sold or purchased patents, licenses and "now-how"in 2003.

Scientific researches were carried out according to the fixed plan dd. 30.01.2003amounting 12200 thousand roubles. Actual expences on scientific researches were 10097thousand roubles including capital investments due to NIOKR fund amounting 2635 thousand roubles. Financing of very necessary works was realized at the expence of the profit. The contract with off-budget fund NIOKR RAO «UES of Russia»was not signed and there was no financing.

4.5. Overview of the new trends in the sector of the issuer's core business

Policy of interaction with shareholders at the principles of openess was started in 1999. Increasing of the consumers' indebtness was stopped while the volume of gain reached on average 80%. During 1999the increase of prices on the products of industrial enterprisespassed ahead the increase of tariffs for electric energy in 2,5times for this group of consumers. A new policy for enery provides reforming of sale and marketing, increasing export of electricity, tariff policy forming. The conception of restructurization of RAO UES of Russia has begun.

Structural reorganization of power branch through liberalization and decontrol of potentially competitive sectors were the main tendencies for the last ten years of world power industry development.
Due to these principles, the Concept of Strategy of reforming of the Joint Stock Company "RAO UES of Russia " "5+5" was developed and created. Nowadays this Concept is realized successfully by the management body "RAO UES of Russia " also by management of regional power companies.
On July, 11, 2001 the Decision № 526 « On reforming of power industry of Russian Federation » was approved by the Government. It directs to:

1. Divide business into monopolistic and competitive components. Generation and supply should be allocated as competitive business. Thus the Federal networks (FSK), Distributive network companies (DNC), and dispatching activity (System operator) will be under supervision of the State.

2. Create a competitive energy market implied a transition of existing sales process at the directive price (FOREM - Federal Wholesale Electric Power Market) to the market pricing mechanism (creation of AMT Administrator of market trade).

Decree of the Government of RF №1040-p approved the Schedule of activities for the primary stage of reforming was adopted as development of this present Decision.
In August, 2001 the Committee on reforming has been established at Board of directors of RAO " UES of Russia ". Its composition included representatives of minority shareholders, potential investors, the State and RAO " UES of Russia ". On December, 21 the Government of Russian Federation has approved the Decision № 881 " On the criteria of transfer of the main transmission lines and objects of the power network economy to the Unique (all-Russian) power network ".

Principal facts of the year 2002 in the sphere of reforming were the following:
- adoption by the State Duma of RF in its first regarding a pack of the bills devoted to energy power reforming;
- spending of auctions of electric power in the imitation mode by the NP "ATS" together with JSC "SO-TsDU UES" ;
- creation of infrastructural institutions in the branch, i.e. the Federal Network Company and the Sysop;
- preparation of a strategy for reforming of RAO "UES of Russia";

- termination of a preparatory stage of reforming of RAO "UES of Russia";
- development and adoption of the basic variant of reforming of JS-energo;
- preparation to implementation of the pilot projects of reforming of JS-energo;
- spending of the first stages of reforming of the scientific and designing complex of RAO "UES of Russia", also of energyreparing and service activities.

By the Resolution of the Government of Russian federation №226 dd. 2 of April 2002 "On the pricing regarding to electric and heat power" the new "Pricing principles" and "Regulations of the State regulation and application of the tariffs on electric and heat power in Russian Federation" were implemented. The Corporate Policy Code was approved by RAO "UES of Russia".

In September 2002 the non commercial partnership "Administrator of trade system"(NP "ATS" began auctions of electric power in imitation mode. One of the positive tendencies of the year 2002 was approaching of the tariffs to the economic valid, otherwise the level of the cross financing between the groups of consumers reduced.

The Board of Directors of RAO "UES of Russia" approved the base variant for reforming of regional energy systems, i.e. the RAO "UES of Russia" subsidiaries, also the exit of enterprises belonging to the Holding Company RAO "UES of Russia" from the non profile assets aimed to the expenses minimization relate to the ownership. The Board of Directors of RAO "UES of Russia" has approved the decision on termination of participation of RAO "UES pf Russia" in ZAO "TsDR FOREM" by way of selling of 75% holding of stock belonging to ZAO "TsDR FOREM" to the Non commercial partnership "ATS".

On the night of April, 1, 2003 the function of operative - dispatching administration of the Unified Energy System of Russia were transferred from regional dispatching administrations (RDA) of JS – energo to the regional dispatching administrations (RDA), i.e. to the subsidiaries of JSC " System operator – Central Dispatching Administration of Unified Energy System (CDA UES").

In April 2003 the pack of legislative acts on electric power reforming came into the force including such federal laws as:
- "On electric power";
- "On the features of electric power functioning during the transition period and on the modifications in some legal acts of Russian Federation, and on recognition as invalid some legal acts of Russian Federation due to adoption of Federal Law "On electric power";
- "On modifications and amendments to the Federal Law "On the Sate regulation of tariffs on electric and heat power in Russian Federation";
- "On modifications and amendments to the Federal Law "On the Natural monopoly";
- «On modifications and amendments to the second part of the Civil Code of Russian Federation";
- "On modifications of the Federal Law "On energy power saving".
Working group on modification of the Strategy of JSC RAO" UES of Russia " for the years 2003 - 2008 "5+5" created at Board of Directors of RAO " UES of Russia " has examined the Program of the Concept of the Strategy of RAO " UES of Russia " for the years 2003 - 2008" 5+5 taking into account the remarks and offers.

In the 1 half-year 2003 the process on enhancement and development of the mechanisms for competitive trade within the regulated wholesale market of electric power (capacity) proceeds. According to the existing normative legal documents monthly auctions of the above-planned electric power were spent, the volume of electric power subjects to selling at the auctions amounted 3,1% of the volume of supply to the home market. Together with JSC"SO-CDU UES of Russia" (System operator – Central Dispatching Administration of Unified Energy System) in the I six months 2003 the trade of electric power over the scheme "Energopul" proceeds, the share of sale for the reporting period increased twice and amounted 1,3% of the total volume of the supply to the FOREM (home market).

The 31st of October 2003 the Board of Directors of RAO "UES of Russia" at the ordinary meeting heard information on the possibility of creation of the territorial generating companies (TGC) by way of co-incorporation by several JS-energo.

Variant of creation of TGC by way of co-incorporation is implicate its creation as a large operational company at the first stage of JS-Energo reforming. TGC shall be co-incorporated by several JS-energo by way of entering of their generating assets to the chartered capital of the newly created company. Thus it's a possibility at the early stage to create a large operational company whose shareholders will be incorporated it JS-energo.

According to the Resolution of the Government of RF №643 dd. 24.10.this present year "On the rules of the electric power (capacity) market during the transition period", since November, 1, 2003 at the same time with the regulated sector of the wholesale electric power market (existing Federal wholesale electric power (capacity) market) the competitive sector supposing the trade in hourly volumes of the electric power on free prices is started.

Thus in the free sector each manufacturer may offer up to 15 % from the fixed capacity, and each consumer can declare purchase up to 30 % from own scheduled consumption. Now the sector spreads only to the European part of RF and Siberia.

Economic benefit of the free sector of the wholesale electric power market launching is obvious. Densities of electric power supply by heat power plants with rather low industrial expenses has increased, while the supply by "expensive" generating capacities, on the contrary reduced.

In March 2004 allocation of repairing activity was finished according to the Program on energyreparing activity of JSC "Kuzbassenergo" approved by the Design Group on reforming of energyreparing activities and creation of technological services market of JSC RAO "UES of Russia" dd. 01.07.2003.

Subsidiary named "Maghistralnye electric networks" (Main-line electric networks) was created within the activity on reforming of electric network complex on the ground of the property complex on trunk transmission lines related to the Unique national electric network.

Name of the unit	1998	1999	2000	2001	2002
Debt coefficient	0,654	0,656	0,494	0,423	0,330
Property coefficient	0,605	0,604	0,669	0,703	0,752
Financing coefficient	1,530	1,524	2,022	2,365	3,031
Financial stability coefficient	0,605	0,604	0,799	0,827	0,843
Net wealth, thousand rub.	9 132 062	9 903 880	14 390 783	16 729 113	20 874 732

V. Detailed information about members of the issuer's administrative bodies, its units of control over its financial and economic activities; brief information about the issuer's personnel (employees)

5.1. Information about the structure and competence of the issuer's regulatory bodies

The Company's regulatory bodies are represented by:

- General Meeting of the Company's shareholders
- Board of Directors
- Management Board
- General Director of the Company.

Competence of the General meeting of shareholders of JSC 'Kuzbassenergo":
In accordance with paragraph 10.2 of the article 10 of the Articles of Association, the competence of the General meeting of shareholders includes:

1) alteration and amendment of the Company's Articles of Association or adoption of the Company's Articles of Association in a new edition;
2) reorganization of the Company;
3) liquidation of the Company, appointment of a liquidation committee and adoption of the intermediate and final liquidation balance sheets;
4) determination of number, nominal value, category (type) of the declared stocks and rights granted by these shares;
5) increase of the authorized capital of the Company through an increase of the nominal value of shares or through an additional placement of shares;
6) decrease in the authorized capital through a decrease in the nominal value of shares, through an acquisition by the Company of a part of the shares in an effort to decrease their total amount, and also through redemption of these shares acquired and bought out by the Company;
7) splitting and consolidation of the company's shares;
8) adoption of a decision on placing by the Company of bonds subject to convert into shares and others issuing securities subject to convert into shares;
9) election of members of the Board of Directors and early termination of their powers;
10) election of members of the revision committee of the Company and early termination of their powers;
11) approval of the Auditor of the Company:
12) adoption of a decision on powers transfer of the Corporate executive body to the management company (manager);
13) approval of annual reports, annual accounting statements including the Company's profit and loss accounts, as well as distribution of profits (including payment (announcement) of dividends except for profit distributed as dividends based on the results of the first quarter, six months, nine months of the fiscal year) and losses of the Company in the fiscal year;
13.1.) payment (announcement) of dividends based on the results of the first quarter, six months, nine months of the fiscal year;
14) determination of the procedure of the General Meeting of Shareholders;
15) making decisions about approval of transactions in the cases provided by art. 83 of the Federal law "On joint stock companies";
16) making decisions about approval of major transactions in the cases provided by art. 79 of the Federal law "On joint stock companies";
17) making decisions on participation in holding companies, financial and industrial groups, associations and other consolidated business entities;
18) adoption of internal documents regulating activities of the Company's authorities;
19) making decisions on payment to the members of the Revision Committee of the Company of remuneration and / or reimbursement ;

20) making decisions on payment to the members of the Board of directors of the Company of remuneration and / or reimbursement ;
21) making decisions on the other questions provided by the federal Law " On Joint stock companies".

Competence of the Board of Directors of JSC "Kuzbassenergo":

In accordance with paragraph 15.1 of the article 15 of the Company's Articles of Association the following issues are within the competence of the Board of Directors of the Company:

1) prioritizing business directions of the Company;
2) convening regular (annual) and extraordinary Meetings of the shareholders of the Company's unless otherwise provided by clause 14.8 of the article 14 this present Articles of Association and announcement on the date of conducting of the new general meeting of shareholders of the company instead of frustrated due to lack of quorum.
3) approval of the agenda of the General Meeting of Shareholders of the Company;
4) appointment of the secretary of the General Meeting of Shareholders of the Company:
5) deciding on the date of drawing a list of persons that are entitled to participate in the General Meeting of Shareholders and other issues that are related to preparation and holding of the General Meeting of Shareholders;
6) submitting issues envisaged by subparagraphs 2, 5, 7, 8, 12-19 of the paragraph 10.2 of the article 10 of this present Articles of Association for discussion of the General meeting of shareholders;
7) deciding on placement of bonds and other issued securities by the Company except the cases provided by the Federal Law "On Joint Stock Companies" and by the Articles of Association;
8) endorse decisions to issue securities, securities issue prospectuses, securities issue summary reports, securities issuer's quarterly reports; approve a share acquisition summary report;
9) determine the value (money valuation) of property, placement and buy-out price of issue securities in the cases specified by the Federal Law on Joint-Stock Companies, also in the cases provided by the subparagraphs 21,39 of the paragraph 15.1 of the present Articles of Association;
10) acquire shares, bonds and other issue securities placed by the Company, in the cases specified by the Federal Law "On Joint-Stock Companies";
11) alienation (disposal) of the Company's shares at the Company's dispose due to their purchase or buy-out from the shareholders by the company;
12) appointment of General Director and early termination of his powers;
13) election of members of the Management board of the Company and early termination of their powers; making decisions on payment to the members of the Management board of the Company of remuneration and / or reimbursement
14) making recommendations to the General Meeting of Shareholders concerning the size of remunerations and compensations to be paid to the members of the Company's Revision Committee; setting the size of the auditor's fees for his services;
15) make recommendations as to the size of dividends for shares and procedure of dividend payment;
16) approval of the Company's internal documents determined a procedure of forming and using the Company's funds;
17) decision making on the company's funds using; approval of the budget for the assets using over the special funds; examination of the budget fulfillment on the assets using over the special funds;
18) endorse the Company's internal documents, except for internal documents which are to be endorsed by the general meeting of shareholders of the Company also the other internal documents which are to be endorsed by the executive bodies of the Company.
19) approval of annual (quarterly) business-plan and of report on its lay-out, also approval (correction) of the control features cash flow (budget) of the Company and /or approval (correction) of cash flow (budget) of the Company;
20) creation of subsidiaries, opening of representation offices and their liquidation
20.1) making respective changes in the Company's Articles of Association concerning creation of the subsidiaries, opening of the representative offices of the Company (including changes of information on full company's name and location of subsidiaries and representative offices of the Company) and their liquidation;

21) deciding on the Company's participation in other organizations (including co-ordination of the chartered documents and candidates to the management bodies of the newly creating companies), market share changing (share's number, share size), charge of shares and stocks, termination of the Company's participation in other organizations.
22) defining a credit policy of the Company concerning the granting of loans, credits, guarantees and bails, liabilities under the bills (issue of promissory note and transfer note), transfer of the property to the pledge and decision making on the Company's transactions in the cases when the procedure of decision making is not provided by the credit policy of the Company;
23) endorse major deals in the cases provided by Chapter X, Federal Law "On Joint Stock Companies";
24) endorse transactions in the cases provided by Chapter XI, Federal Law "On Joint Stock Companies";
25) approval of the Company's registrar and terms and conditions of the contract with him, also cancellation of the contract with him;
26) election of the Chairman of the Board of Directors of the Company and early termination of his powers;
27) election of the deputy Chairman of the Board of Directors of the Company and early termination of his powers;
28) election of the Secretary of the Board of Directors and early termination of his powers;
29) preliminary approval of resolutions on the Company entering into
a) deals connected with the gratuitous alienation of the property of the Company or interests (demands) to itself or to the third parties;
b) deals connected with exemption from the property liabilities before himself or before the third party;
c) deals connected with gratuities rendering of services (works) by the Company to the third parties in the cases (amounts) determined by a separate procedure established by the Board of Directors, decision making on the transactions subject to making by the Company in the case when the aforementioned cases (amounts) are not defined;
30) making changes in the whole structure of the executive body of the Company;
31) submitting the candidatures for separate posts, of the executive body of the Company defined by the Board of Directors;
32) decision making on the powers termination of the management company (manager);
33) decision making on appointment of the Acting as General Director and Members of the Management Board in the cases provided by paragraphs 19.11 and 19.12 of the Articles of Association;
34) bringing to disciplinary liability of the General Director of the Company and members of the Management Board, also their incentive according to the labor code of Russian Federation;
35) examination of the General Director's reports on the Company's activity (including fulfillment of his duties), also fulfillment of the decisions adopted by the General meeting of Shareholders and by the Board of Directors of the Company;
36) approval of the cooperation of the Company with the organizations where the company is interested;
37) positioning of the Company(Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain".
a) on determining the agenda of a general shareholders meeting (Members) of a SDC;
b on reorganizing, liquidating a SDC;
c) on determining the number of directors on the Board of Directors of a SDC, nominating and electing its members and early termination of their terms of office;
d) on determining the quantity, nominal value, class (type) of the declared shares of SDC and rights conferred by these shares;
e) on increasing the authorized capital of a SDC by increasing the nominal value of shares or placing additional shares
f) on placing SDC securities convertible into ordinary shares;
g) on splitting, consolidating the shares of a SDC;
h) on approving major deals made by SDCs;
i) on participation of SDC s in other organizations (on joining an operating organization or establishing a new organization) as well as on acquiring, alienating or encumbering shares and units in the authorized capitals of organizations in which a SDC is a member, and on changing the unit in the authorized capital of the respective organization;
j) on making deals by a SDC (including several related deals) connected with the alienation or a

possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;
k) on making changes and amendments to the chartered documents of SDC;
l) on determining the procedure for remuneration's payment to the members of the Board of Directors and Revision Committee of SDC;
38) positioning of the Company (Company's representatives) on the following agenda of the general meeting of shareholders (members) and meetings of the Boards of Directors of subsidiaries and affiliated and dependent companies (hereinafter SDC), including instructions to take or not to take participation in voting over the agenda, also to vote "For", "Against", "Abstain":
a) on determining the position of SDC representatives on items of agendas of general shareholders meeting (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs, concerning the making (approval) of deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) defined by the procedure for the Company interaction with business companies whose shares and units are held by the Company, as approved by the Board of Directors of the Company;
b) on determining the position of SDCs representatives on items of agendas of general shareholders meetings of (Members) and meetings of the Boards of Directors of companies that are subsidiaries and associated companies of SDCs that are engaged in the production, transmission, dispatching, distribution and sale of electricity and heat, on reorganization, liquidation, and increase of the authorized capital of such companies by increasing the nominal value of the shares or by placing additional shares, and placing of securities convertible in ordinary shares
39) preliminary approval of decisions of resolutions on the Company entering into:
a) deals with the Company's non-circulating assets constituting 10 to 25% of the balance sheet value of those assets as of the date of the decision to make such a deal;
b) deals (including several related deals) connected with the alienation or a possibility of alienation of the property that constitutes fixed assets, incorporeal assets and construction in progress items intended for production, transmission, dispatching, and distribution of electricity and heat in the instances (amounts) determined by a separate procedure established by the Board of Directors of the Company;
40) decision making on the Company entering into deals that constitutes fixed assets or incorporeal assets of the Company constituting 5-25% of the balance sheet value of the fixed assets of the Company as for the date of the decision to make such a deal;
41) decision making in order to elect to the post of Sole executive body, other management bodies, supervision bodies, also candidate of the auditor of the companies, whose shares and units are held by the Company;
42) electing to the post of Sole executive body, other management bodies, , whose shares and units are held by the Company;
43) defining of insurance guarantees including approval of the Insurer of the Company;
44) approval of the independent valuator (valuators) of the company intended to define the value of shares, property and other fixed assets of the company in the cases provided by the Federal Law "on Joit Stock Companies, by the Articles of Association, also by separate decisions of the Board of Directors of the Company;
45) other questions included in the competence of the Board of Directors by the Federal Law "On Joint Stock Companies" and by the Articles of Association.

Competence of the Sole and Corporate Executive Bodies of JSC "Kuzbassenergo":

Management of the current activity of the Company is in the competence of the Sole executive Body, i.e. General Director and of the Corporate Executive Body, i.e. Management Board of the Company.

The following issues are in the competence of the Management Board of the Company (according to the par. 20.2 of the art. 20 of the Articles of Association):

- decision making on the issues related to the competence of the superior management bodies of the SDC 100% (one hundred) of the authorized capital in which is owned by the Company (according to the subparagraphs 37 and 38 of the paragraph 15.1 of the Articles of Association);

- preparation and submitting for consideration of the Board of Directors the reports on financial and economic activity of SDC, 100% (one hundred) of the authorized capital in which is owned by the Company;

- development and submitting for consideration to the Board of Directors the long-term plan of the main activity areas of the Company;

- preparation of annual (quarterly) business-plan and report on its lay-out, also approval (correction) the cashflow (budget) of the Company, in case if the Board of Directors of the Company did not approve the cashflow (budget) of the Company;

- preparation of report on financial and economic activity of the Company, on fulfillment by the Management Board of resolutions adopted by the General meeting of shareholders and by the Board of Directors of the Company;

- approval of education and professional development plans and actions for the labor staff of the Company;

- making decision on the entering into deals which subject are the property, works and services with constituting 1 to 5% of the balance sheet value of the fixed assets of the Company defined as for the date of such a decision making (except for the cases provided by the subparagraphs 39, 40 pf the paragraph 15.1 of the Articles of Association);

examination of reports on the results of the approved plans lay-out, also the programs, directions, report's examination, documents and other information on the company's activity and its subsidiaries and affiliated companies made by the deputies general directors, heads of the organization departments of the company;

- decision making on other issues concerning daily activity of the Company in accordance with resolutions of the General meeting of the Company, the Board of Directors, also the issues submitted for consideration to the Management Board by the General Director of the Company.

To the competence of the General director of the Company includes all issues of daily activity management of the Company except for related to the competence of the General Meeting of Shareholders of the Company , the Board of Directors and the Management Board of the Company.

The General Director acts without a power of attorney on behalf of the Company with those limitations provided by the legislation in force, by the Articles of Association and by the resolutions of the Board of Directors and performs the following actions on behalf of the Company:

- provides fulfillment of the activity plans of the Company obligatory to its tasks decision;

- organizes accounting process and reporting in the company;

- disposes of the Company's property, enters into the deals on behalf of the Company, grants powers of attorney , opens settlement accounts and other accounts of the Company in banks, other credit institutions (also in the cases provided by the current legislation in the institutions whish are the professional participants s of the securities market);

- issues orders, approves (accepts) instructions, local normative acts and other internal documents of the Company over the issues under his competence, gives instructions which are compulsory for execution by all the Company's staff;

- approves the Provisions on the subsidiaries and representative offices of the Company;

- approves the principal composition of the executive body of the Company;

- according to the principal composition of the executive body of the Company approves the staff list and official salary of the Company's labor staff;

- accomplishes his rights and duties as employer toward the labor staff of the Company provided by the labor legislation in force;

- carries out the functions of the Chairman of the Management board of the Company;

- distributes duties between the deputies General Director;

- submits for consideration of the Board of Directors the reports on financial and economic activity of subsidiaries and affiliated companies which shares (units) are in the property of the Company; also information on other companies where the Company has his interest except for the cases provided by the subparagraph 2), paragraph 20.2, article 20 of the Articles of Association;

- not later than forty-five (45) days before the date of the annual general shareholders meeting of the Company, submits the Company's annual report, balance of accounts, profit and loss statement, profit and loss distribution for the consideration of the Company's Board of Directors;

- makes decisions on other issues related to the current daily activity of the Company except the issued within the competence of General meeting of shareholders of the Company, the Board of Directors and the Management Board of the Company.

The Corporate Conduct (management) Code not approved in the JSC "Kuzbassenergo".

In 1 quarter 2004 there were no changes and additions to the Regulations of the JSC "Kuzbassenergo" as well as to the internal documents regulating the issuer's bodies activity.

Copies of the changes in the issuer's Regulations made in 2003 are applied to the Report..

5.2. Information about members of the issuer's management bodies
Board of Directors:

Chairman: *Abyzov Michail Anatolievich*

Date of birth: *1972*
Education: *higher*
Experience for the last 5 years:
Period: *1995 - 1998*
Institution: *JSC "United Russian Fuel-Energetical Company"URFEC"*
Post: *General Director*

Period: *1998 - 1999*
Institution: *RAO "UES of Russia"*
Должность: *Chief of Investment Department, Chief of Investment policy and business-projects, member of the Board*
Period: *1999 - 1999*
Institution: *RAO "UES of Russia"*
Post: *Acting deputy Chairman of the Board*

Period: *1999 – present time*
Institution: *RAO "UES of Russia"*
Должность: *Deputy Chairman of the Board*
Share in the authorized capital of the Issuer: *none*

Share of ordinary shares in the authorized capital: ***none***

1. Vagner Andrey Alexandrovich – member of the Board of Directors

Date of birth: ***1957***
Education: ***higher***
Experience for the last 5 years:
Period: ***1993-1998***
Institution: **JSC "Kuzbassenergo".**
Post: ***Director of Western-Siberian TPS, filial JSC "Kuzbassenergo"***

Period: ***1998-2000***
Institution: ***JSC "Kuzbassenergo"***
Post: ***First deputy general director***

Period: ***2000 - present time***
Institution: ***RAO "UES of Russia"***
Post: ***Chief of the Department on electric plants of RAO "UES of Russia"***
Share in the authorized capital of the Issuer: ***0,027 %.***
Share of ordinary shares in the authorized capital: ***none***

Mazikin Valentine Petrovich

Date of birth: ***1945***
Education: ***higher***
Experience for the last 5 years:
Period: ***1997 - 1998***
Institution: ***joint stock Company "Coal Company "Leninskugol"***
Post: ***General Director***

Period: ***1998 - 1998***
Institution: ***Kemerovo regional administration***
Post: ***Deputy Governor of Kemerovo region for coal industry***

Period: ***1998 - 2001***
Institution: ***Kemerovo regional administration***
Post: ***First Deputy Governor of Kemerovo region for fuel and energy complex***

Period: ***2001 – present time.***
Institution: ***Kemerovo regional administration***
Post: ***First Deputy Governor of Kemerovo region***
Share in the authorized capital of the Issuer: ***none***
Share of ordinary shares in the authorized capital: ***none***

Malofeiev Konstantin Valerievich
Date of birth: ***1974***
Education: ***higher***
Experience for the last 5 years:
Period: ***2000 - 2001***
Institution: ***JSC "Rigent European Securities Ltd."***

Post: *General Director*

Period: *2001 - 2001*
Institution: *JSC "CentreInvest MK"*
Post: *Leading consultant*
Period: *2001 - 2002*
Institution: *JSC "Holding Company INTERROS"*
Post: *Chief of Investment Department*

Period: *2002 – present time*
Institution: *JSC CB "MDM Bank"*
Post: *Chief of Corporative finance Department*
Share in the authorized capital of the Issuer: ***none***
Share of ordinary shares in the authorized capital: ***none***

Michailov Sergei Nicolaievich
Date of birth: *1959*
Education: ***higher***
Experience for the last 5 years:
Period: *1997 - 1999*
Institution: *JSC Bank "Alemar"*
Post: *President*

Period: *1999 - 2000*
Institution: *JSC "Kuzbassenergo"*
Post: *External manager*
Period: *2000 - 2000*
Institution: *JSC "Kuzbassenergo"*
Post: *Acting General Director*

Period: *2000 – present time*
Institution: *JSC "Kuzbassenergo"*
Post: *General Director*
Share in the authorized capital of the Issuer: ***none***
Share of ordinary shares in the authorized capital: ***none***

Кулаков Андрей Валентинович
Date of birth: *1967*
Education: ***higher***
Experience for the last 5 years:
Period: *1998 - 2000*
Institution: *RAO "UES of Russia"*
Post: *Chief of joint stock Department*

Period: *1998 - 1998*
Institution: *RAO "UES of Russia"*
Post: *Chief of capital management Department*

Period: *2000 - 2003*

Institution: ***RAO "UES of Russia"***
Post: ***Councillor of Chairman***

Period: ***2003 – present time***
Institution: ***Intergovernmental Commission for cooperation between RF and Kazakhstan***
Post: ***Plenipotentiary***

Period: ***2003 – present time***
Institution: ***Representative office RAO "UES of Russia" for managing JSCs of Siberian part of Russia "SibirEnergo"***
Post: ***General Director***
Share in the authorized capital of the Issuer: ***none***
Share of ordinary shares in the authorized capital: ***none***

Negomedzyanov Alexander Alexandrovich
Date of birth: ***1952***
Education: ***higher***
Experience for the last 5 years:
Period: ***1997 - 1998***
Institution: ***RAO "UES of Russia"***
Post: ***First deputy Chief of license fee Department***

Period: ***1998 - 1999***
Institution: ***RAO "UES of Russia"***
Post: ***First deputy Chief of Department of energy supply and license fee***

Period: ***1999 - 2000***
Institution: ***RAO "UES of Russia"***
Post: ***Acting Chief of Department of energy supply and license fee***

Period: ***2000 – present time***
Institution: ***RAO "UES of Russia"***
Post: ***Chief of license fee Department***
Share in the authorized capital of the Issuer: ***none***
Share of ordinary shares in the authorized capital: ***none***

Ogorodnov Sergei Yurievich
Date of birth: ***1975***
Education: ***higher***
Experience for the last 5 years:
Period: ***1998 - 1999***
Institution: ***LTD "Drezdner Clienwort Benson"***
Post: ***Analyst***

Period: ***2000 - 2002***
Institution: ***JSC "Alfa-bank"***
Post: ***Leading manager – vice- president of Department of capital markets and financial consulting of corporative finance Administration***

Period: ***2002 – present time***

Institution: ***JSC CB "MDM Bank"***
Post: ***Deputy Chief of Administration of investment products of the Investment Department , Deputy chief of Administration of corporative finances of the Investment-Banking Department***
Share in the authorized capital of the Issuer: ***none***
Share of ordinary shares in the authorized capital: ***none***

Platonov Vladimir Yurievich
Date of birth: ***1959***
Education: ***higher***
Experience for the last 5 years:
Period: ***1997 - 1998***
Institution: ***RF government***
Post: ***Assistant first deputy Chairman of RF government***

Period: ***1998 – present time***
Institution: ***RAO "UES of Russia"***
Post: ***Deputy Chairman of the Board of RAO "UES of Russia" - Chief of the Economic safety and RAO "UES of Russia" regime Department***
Share in the authorized capital of the Issuer: ***none***
Share of ordinary shares in the authorized capital: ***none***

Skuratov Dmitry Yurievich
Date of birth: ***1976***
Education: ***higher***
Experience for the last 5 years:
Period: ***2001 - 2003***
Institution: ***"Sputnik Investment Limited" Company***
Post: ***lawer***

Period: ***2003 - 2003***
Institution: ***JSC "Gasprom-Media"***
Post: ***lawer***

Period: ***2003 – present time***
Institution: ***JSC CB "MDM Bank"***
Post: ***Senior expert of the Department of joint stock markets of Administration of corporative finances of Investment-Banking Department***
Share in the authorized capital of the Issuer: ***none***
Share of ordinary shares in the authorized capital: ***none***

Starchenko Alexander Grigorievich
Date of birth: ***1968***
Education: ***higher***
Experience for the last 5 years:
Period: ***1998 - 2002***
Institution: ***RAO "UES of Russia"***
Post: ***Chief of the Markets Department of joint stock Directorate, Chief of the department of corporative transactions of the Capital management Department, Deputy Chief of Capital administration Department, Chief of the Capital management Department***

Period: *2002 - 2003*
Institution: ***LTD "Renaissance Capital"***
Post: ***Financial consultant***

Period: ***2003 – present time***
Institution: ***JSC CB "MDM Bank"***
Post: ***Deputy Chief of Corporative finances Administrations of the investment-Banking Department***
Share in the authorized capital of the Issuer: ***none***
Share of ordinary shares in the authorized capital: ***none***

Sole and corporate management bodies of the Issuer and authorities of the managing issuer.
The Sole executive body of the issuer also the members of the corporate executive body of the issuer:

Mikhailov Sergey Nickolaevich

Year of birth: ***1959***
Education: ***higher***
Experience for the last 5 years:
Period: ***1997 - 1999***
Institution: ***JSC Bank "Alemar"***
Post: ***President***

Period: ***1999 - 2000***
Institution: ***JSC "Kuzbassenergo"***
Post: ***External manager***

Period: ***2000 - 2000***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Acting as General Director***

Period: ***2000 – present time***
Institution: ***JSC "Kuzbassenergo"***
Post: ***General Director***
Share in the authorized capital of the Issuer: ***none***
Share of ordinary shares in the authorized capital: ***none***

Grebennikov Aleksey Antonovich

Year of birth: ***1939***
Education: ***higher***
Experience for the last 5 years:
Period: ***1997 - 1998***
Institution: ***Kemerovo regional Administration***
Post: ***Chief of the central administrative board of industry***

Period: ***1998 - 1998***
Institution: ***JSC "Kuzbassenergo"***
Post: ***Temporary manager***

Period: *1998 – 2001*
Institution: *JSC "Kuzbassenergo"*
Post: *First Deputy General Director*

Period: *2001 – present time*
Institution: *JSC "Kuzbassenergo"*
Post: *First Deputy General Director on general issues*
Share in the authorized capital of the Issuer: *none*
Share of ordinary shares in the authorized capital: *none*

Ivanov Boris Ivanovich

Year of birth: *1960*
Education: *higher*

Experience for the last 5 years:
Period: *1992 - 1998*
Institution: *Kedrovskoie association of social sphere enterprises, Kedrovskiy KKP*
Post: *Chief*

Period: *1998 - 1998*
Institution: JSC "Kuzbassenergo"
Post: *Commercial manager*

Period: *1998 - 1999*
Institution: *JSC "Kuzbassenergo"*
Post: *Director for fuel supply and logistics*
Period: *1999 – present time*
Institution: *JSC "Kuzbassenergo"*
Post: *Deputy General Director for fuel supply.*
Share in the authorized capital of the Issuer: *none*
Share of ordinary shares in the authorized capital: *none*

Erofeev Alexander Kuprianovich

Year of birth: *1959*
Education: *higher*
Experience for the last 5 years:
Period:*1996 - 1998*
Institution: *JSC "Fincor -Buryatia"*
Post: *President*

Period: *1998 - 1999*
Institution: *Federal programme for realization of social-economic development of Buryatia republic Fund*
Post: *Chief of the department for the work with potential investors*

Period: *1999 - 2000*
Institution: *JSC "Selenga" (automatic washing machines plant)*

Post: *President*

Period: *2000 - 2000.*
Institution: *JSC "Kuzbassenergo"*
Post: *Assistant of general director for accounts receivable*

Period: *2000 - 2001.*
Institution: *JSC "Kuzbassenergo"*
Post: *Deputy General Director for accounts receivable - Head of the marketing and investment planning department*

Period: *2001 - 2002.*
Institution: *JSC "Kuzbassenergo"*
Post: **Deputy General Director for accounts receivable and restructuring**
Period: *2002 – present time*
Institution: *JSC "Kuzbassenergo"*
Post: *Deputy General Director for corporate governance.*
Share in the authorized capital of the Issuer: *none*
Share of ordinary shares in the authorized capital: *none*

Lavrov Alexander Mikhailovich

Year of birth: *1950*
Education: *higher, Doctor of Economics, Corresponding Member of West-Siberian Department o f Academy.*
Experience for the last 5 years:
Period: *1997-2001*
Institution: *Kemerovo regional Administration*
Post: *Deputy Governor on economy and finance*

Period: *2001-2002*
Institution: *Representative office of LTD. "Elke Trading", Kemerovo*
Post: *General manager on projects in the Kuzbass*

Period: *2002-2004*
Institution: *Kemerovo State University*
Post: *Head of the marketing chair.*

Period: *2004 – present time*
Institution: *JSC "Kuzbassenergo"*
Post: *Deputy General Director on finance and economic*
Share in the authorized capital of the Issuer: *none*
Share of ordinary shares in the authorized capital: *none*

Kozlov Eugeniy Vadimovich

Year of birth: *1959*
Education: *высшее*
Experience for the last 5 years:
Period: *1998 - 2000*

Institution: *JSC "Energetic"*
Post: *General Director*

Period: *2000 - 2000*
Institution: *JSC "Prokopievskugol"*
Post: *Exacutive Director*

Period: *2000 - 2003*
Организация: *JSC "Prokopievskenergo"*
Post: *General Director*
Period: *2003 - 2004*
Institution: *JSC "Kuzbassenergo"*
Post: *Acting Deputy General Director - Director of filial «Energosbyt» JSC «Kuzbassenergo»*

Period: *2004 – present time*
Institution: *JSC "Kuzbassenergo"*
Post: *Deputy General Director – Director of filial «Energosbyt» JSC «Kuzbassenergo»*
Share in the authorized capital of the Issuer: ***none***
Share of ordinary shares in the authorized capital: ***none***

Gretsinger Yury Alexandrovich

Year of birth: *1953*
Education: ***higher***
Experience for the last 5 years:
Period: *1998 – 2004*
Institution: *JSC "Kuzbassenergo"*
Post: ***deputy General Director on capital construction***

Period: *2004 – present time*
Institution: *JSC "Kuzbassenergo"*
Post: ***deputy General Director on production, Technical Director***
Share in the authorized capital of the Issuer: ***none***
Share of ordinary shares in the authorized capital: ***none***

Mikhailov Sergey Nickolaevich is the Sole executive body of the issuer

5.3. Information about the amount of remuneration, benefits and/or compensation of expenses of each management body of the issuer

Over the results of the year 2003 the amount of income paid to the members of the Management Board of Director (except for income of the General Director) s was 643 006 (six hundred forty three thousands six) rubles where their remuneration's sum was 643 006 (six hundred forty three thousands six) rubles.

In accordance with Regulations on payment of compensation and remuneration to the members of the Board of Directors approved by the general meeting of shareholders of the Company, dd. 02.06.2003, remuneration to the members of the Board of Directors for the year 2004 shall be paid in the following order:

1. for participation at the meeting of the Board of Directors (whether the form) to the member of the Board of Directors of the company in sum of five times over minimal month rate of employer of 1st grade, fixed by branch tariff agreement for the day of the meeting of the Board of Directors holding .

2. *If the general meeting of shareholders approved a decision on dividend payment on the ordinary shares of the company over the results of financial year (or over results of the 1st quarter/ half year/ nine months) to the member of the board of Directors shall be paid a remuneration, which sum shall be calculated according to amount of declared by the company dividends on ordinary shares and quantity of meetings where the member of the Board of Directors took part.*

Remuneration's amount paid to the Chairman of the Board of Directors shall be increased to 50%.

Besides, all travel expenses shall be paid as compensation to the member of the Board of Directors.

During the 1 quarter 2004, remuneration in sum of 343992 (three hundred forty three thousands nine hundred ninety two) roubles was paid to the members of the Board of Directors (except for income of the General Director).

For the year 2003the members of the Management Board of Director (except for income of the General Director) were paid 9 469 553 (nine millions four hundred sixty nine thousand five hundred fifty three) roubles, including:

Salary – 8 673 081 rub.

Remuneration for participation – 337 626 rub.

Property accordance – 458 846 rub.

Income of members of the Management Board in 2004 is formed from the income of the stuff employees of JSC "Kuzbassenergo", also remuneration defined according to the labor contract concluded with the member of the Management Board. Labor contract in accordance with the "Resolution on the Management Board of the Kuzbass open joint stock company of energy and electrification" approved by the general meeting of shareholders of JSC "Kuzbassenergo" dd. 21.06.2002 on behalf of the Company shall be signed by the Chairman of the Board of Directors or by the person authorized by the Board of Directors of the Company.

Provisions of the labor contact shall be defined by the Board of Directors or by the person authorized by the Board of Directors of the Company to subscribe the labor contract.

Monthly remuneration equal to 10% of the official salary shall be paid to the member of the Management Board.

Remuneration's amount shall be increased by the actual growth of the consumer's costs rate in accordance with the sectoral tariff agreement.

Member of the Management Board may be additionally encouraged in the order and on the terms approved by the Board of Directors of the Company.

Over the results of the 1 quarter 2004 the amount of income paid to the members of the Management Board of Director was 79870 roubles.

5.4. Information about the structure and capacity of the units of control over the issuer's financial and economic activities

To exercise control over financial and economic activities of the Company the General meeting of shareholders elects the Revision Committee of the Company for the term till next annual General meeting of shareholders.

The number of members of Revision Committee is 5 (five) persons.

The competence of the Revision Committee of the Company (according the art. 22 "Revision committee and the Company's Auditor" of the Articles of Association of JSC "Kuzbassenergo" is the following:
- *endorsement of data adequacy contained in the annual report, accounting report, profits and losses account of the Company;*
- *analysis of financial situation of the Company, reveal of the Company's financial situation improvement reserve and recommendations for the Management Bodies of the Company;*
- *control and analysis of adequacy and completeness of the Company's auditor review;*
- *supervision (revision) of financial and economic activity of the Company, i.e.:*
- *supervision (revision) of financial, accounting, payment and account documents of the Company concerning the Company's financial and economic activity in order to check out its compliance with the RF legislation, with Articles of Association, internal and other documents of the Company;*
- *control of the safety and using of the fixed assets;*
- *control of the compliance of the fixed order of debt amortization of insolvent debtors on the Company's losses;*
- *control of the Company's cash assets outlay in accordance with the fixed business-plan and budget of the Company;*
- *control of forming and using of the reserve and other special funds of the Company;*
- *check-out of accuracy and timeliness of the Company's share dividends to be charged and paid, also the bonds interests and other securities profit;*
- *check-out of execution of the earlier issued orders to eliminate violations and defects revealed by the previous check-out (revisions);*
- *approval of the data adequacy and completeness on the interest (absence of interest) of member of the Board of Director, also the person executing the Sole executive Body authorities including the management company or a manager, member of the Management Board in transactions provided by the art. XI of Federal Law "On Joint Stock Companies";*
- *other activities (actions)concerning the check-out of financial and economic activity of the Company;*

Department on control and analysis and Service on economic and informational security and procedures are the apparatus of the executive body of the Company exercising internal control

Department on control and analysis carries out the supervision according to the annual schedule of the complex check-out execution approved by the general Director; but the annual plan for the Service on economic and informational security and procedures is subject to approval of the deputy general director on security.

Deputy general director in corporate governance and deputy director on security of issues exercise the plan fulfillment supervision.

In 2003 Departments of internal audit in 5 filials (South-Kuzbass HRES; Novo-Кемerovskaya TPS; Eastern Electric Nets; Northern Electric Nets; Administration of heat network тепловых сетей) held complex examination of financial and economic activity
Departments of internal audit in 5 filials held purposeful examination on different questions:
- *Kuzbassenergosnabcomplect – validity of expences of the filial;*
- *Overhaul plant «Kuzbassenergoremont» - validity of expences of the filial;*
- *Petrovskaya TPS and Northern Electric Nets – writing off the cable for repair works and overhaul works;*
- *Energosvyaz – анализ расходов Общества на услуги связи;*
- *Western-Siberian TPS – writing off the stocks of materials and capital equipment.*

The security service for keeping safe inventory holdings and theft resistance eļaminated all network filials of the Company and a number of stations:

- *Northern Electric Nets;*
- *Eastern Electric Nets;*
- *South Electric Nets;*
- *Central Electric Nets;*
- *Кемerovskaya TPS;*
- *Novo-Кемerovskaya TPS;*
- *Western-Siberian TPS;*
- *Belovskaya HRES.*
-

Furthermore the Financial department, Legal department and if necessary engineering and other services participate in the process of supervision.

Department on internal auditing was established in 1995. Отдел внутреннего аудита создан в 1995 году. The number of members of this department is 5 (five) persons, with its chief Mrs. Laritskaya Tatiana Dmitrievna: year of birth 1955, education – higher, has a certificate of professional auditor.

Principal functions of the Department on internal audit:

- *organizing and spending of the complex and target check-outs of financial and economic activity of the company's subsidiaries and affiliated companies;*
- *realizing inspections of account papers and reports to prevent mistakes, that are able to entail fines and other sanctions by rating authorities;*
- *testing accounts, financial, legislative and other documents to prevent negative events financial and economic activity;*
- *testing legislation fulfillment and internal normative documents of the Company, as well as accounting policy requirements and fulfillment of controls' decisions and the management of the Company's management guideline.*
-

Chief Accountant of the Company cooperates with the external auditor.

5.5. Information about the persons involved in the units of control over the issuer's financial and economic activities

Personnel composition of the Revision Committee:

Sidorov Sergei Borisovich

Year of birth: ***1952***
Education: ***higher***
Experience for the last 5 years:
Period: ***1998 – present time***
Institute: ***ОАО РАО "ЕЭС России"***
Post: ***Chief of the financial audit Department***
Share in the authorized capital of the Issuer: ***none***
Share of ordinary shares in the authorized capital: ***none***

Morozov Mikhail Afanasievich
Year of birth: ***1945***
Education: ***higher***
Experience for the last 5 years:

Period: *1998 – present time*
Institute: *RAO "UES of Russia"*
Post: *Chief of the financial audit Department*
Share in the authorized capital of the Issuer: *none*
Share of ordinary shares in the authorized capital: *none*

Burmistrova Eкaterina Vladimirovna
Year of birth: *1977*
Education: *higher*
Experience for the last 5 years:
Period: *1998 - 1999*
Institute: *Krasnoyarsk State Technical University*
Post: *Student*

Period: *2000 -2000*
Institute: *Representative office of RAO "UES of Russia" for administrating joint stock Companies of the Siberian part of Russia "Sibirenergo"*
Post: *expert of the Department of economic analysis and planning*

Period: *2000-2001*
Institute: *Representative office of RAO "UES of Russia" for administrating joint stock Companies of the Siberian part of Russia "Sibirenergo"*
Post: *II category expert of the Department of financial analysis and audit*

Period: *2001-2002*
Institute: *Representative office of RAO "UES of Russia" for administrating joint stock Companies of the Siberian part of Russia "Sibirenergo"*
Должность: *Leading expert of the Department of analysis and control*

Period: *2002 – present time*
Institute: *Representative office of RAO "UES of Russia" for administrating joint stock Companies of the Siberian part of Russia "Sibirenergo"*
Post: *Ccounselor for revision companies work*
Share in the authorized capital of the Issuer: *none*
Share of ordinary shares in the authorized capital: *none*

Glagoleva Anna Anatolievna
Year of birth: *1977*
Education: *higher*
Experience for the last 5 years:
Post: *1998 - 1999*
Institute: *Representative office of RAO "UES of Russia" for administrating joint stock Companies of the Siberian part of Russia "Sibirenergo"*
Должность: *Leading expert of financial sector of accounts department*

Period: *1999-2001*
Institute: *Representative office of RAO "UES of Russia" for administrating joint stock Companies of the Siberian part of Russia "Sibirenergo"*
Post: *lord high fixer of the accounts Department*

Period: *2001-2002*
Institute: *Representative office of RAO "UES of Russia" for administrating joint stock Companies of the Siberian part of Russia "Sibirenergo"*
Post: *Leading expert of the Department of planning prognostication*
Period: *2002 – present time*
Institute: *Representative office of RAO "UES of Russia" for administrating joint stock Companies of the Siberian part of Russia "Sibirenergo"*
Post: *Counselor for revision commissions work*
Share in the authorized capital of the Issuer: ***none***
Share of ordinary shares in the authorized capital: ***none***

Sunzharevskiy Vsevolod Vsevolodovich
Year of birth: *1946*
Education: ***higher***
Experience for the last 5 years:
Period: *1998-1999*
Institute: *JSC "Kuzbassenergo"*
Post: *Director for economics*

Period: *1999-2001*
Institute: *JSC "Kuzbassenergo"*
Post: *Director for control and analysis*

Period: *2001 – present time*
Institute: *JSC "Kuzbassenergo"*
Post: *Chief of control and analysis Department*
Share in the authorized capital of the Issuer: ***none***
Share of ordinary shares in the authorized capital: ***none***

Family ties with other persons engaged in the issuer's administrative bodies and/or bodies of control over the issuer's financial and economic activities, with members of the Board of Directors of the issuer, members of the Corporate executive body of the issuer, person acting as the Sole Executive body: none

5.6. Information about the amount of remuneration, benefits and /or compensation of expenses of the body of control over the issuer's financial and economic activities

Remuneration and compensation to the members of Revision Committee are paid in accordance with Regulation in force on payments of remuneration and compensation to the members of Revision Committee of the Company, approved by annual general meeting of shareholders of the Company, (minutes №10, dd. 21.06.2002.

Total sum of remuneration amounts RUR 1 732 983 (one million seven hundred thirty two thousands nine hundred eighty three rubles), and of compensations RUR 244 536 (two hundred forty four thousands five hundred thirty six rubles), property representatives – 55 946 (fifty five thousands nine hundred forty six) was paid to the members of Revision Committee in the year 2003.

Total sum of remuneration to the members of Revision Committee are paid for the 1 quarter 2004 amounts RUR 203 625 (two hundred three thousands six hundred twenty five).

5.7. Information about the number and summary data on education and composition of the issuer's personnel (employees) and about the turnover of the issuer's personnel (employees)

Name of the unit	Year 1999	Year 2000	Year 2001	Year 2002	Year 2003	1 quarter 2004
Average amount of employees, persons.	17914	18302	18521	17219	13832	11875
Funds, aimed to the renumeration of labour, thousands roubles.	649572	812351	1123116	1401450	1298611	326266
Funds, aimed to the social provision, thousands roubles.	N/d	9389	6737	63187	84944	35588
Total amount of funds spend, thousands roubles.	N/d	14403170	26482121	30901483	38990666	9829557

Assets for remuneration of labour in 2003 comparing with 2002 reduced in 3,2 % in accordance with arrangements to optimize amount and u reducing it in 19,7 % for whole personnel.

Actual expences for remuneration of labour in 2003 – in limits of assets for remuneration of labour, put by REK to the tariffs for electrical and heat energy.

In comparance with 2002 economy by salary fund in 2003 was 50,6 млн.rub. or 3,2 % at the expense of the following factors:

- *personnel quantity, that is lower than in 2002 in 3387. Economy was – 309 млн.rub.*
- *average salary, that is higher than in 2002 in 1558 руб. Over-expenditure was + 258,4 млн.rub.*

Information about the Issuer's stuff (employees) according to their age and education:

Name of unit	Year 1999	Year 2000	Year 2001	Year 2002	Year 2003	1 quarter 2004
Stuff (employees) younger than 25 лет, %	7,8	8,3	7,8	7,1	5,5	5,0
stuff (employees) from 25 to 35 years, %	20,7	21,7	23,4	22,4	24,2	25,4
stuff (employees) from 35 to 55 years %	53,8	53,3	52,8	56,3	57,0	56,6
stuff (employees) elder than 55 years, %	17,7	16,7	16,0	14,2	13,3	13,0
Total:	100,0	100,0	100,0	100,0	100,0	100,0
Having secondary education and/either full general education, %	47,7	43,9	42,3	41,6	40,8	35,3
Having primary and/either secondary education, %	29,9	33,3	33,2	32,4	32,6	33,4
Having higher professional education, %	22,3	22,7	24,3	25,7	26,3	30,8
Having after-higher professional education, %	0,1	0,1	0,2	0,3	0,3	0,5

5.8. Information about any obligations of the issuer to its personnel (employees) related to the possibility of their participation in the issuer's authorized (pooled) capital (unit trust)

No such obligations

VI. Information about the issuer's participants (shareholders) and the deals made by the issuer, in which it had an interest

6.1. Information about the total number of shareholders (participants) of the issuer

The total number of the Issuer's shareholders as of the date of the end of the reporting quarter by 31 of March 2004 – 2 247
10 of them are the nominal holders:

1. JSC "ABN AMRO Bank A.O.";
2. "Deutsche Bank"Limited liability company;
3. Closed Joint Stock Company "UBS Nominees"
4. Closed Joint Stock Company JSC "Depository and Clearing Company";
5. Open Joint Stock Company Import-Export Bank "ИМPEXPBANK";
6. "ING BANK "UERASIA) ZAO (Closed joint stock company);
7. Non commercial partnership "National depository center";
8. Joint-stock Commercial Bank "ROSBANK" (Open Joint Stock Company);
9. Closed Joint Stock Company commercial bank "Citybank";
10. LTD "Central Moscow Depository".

6.2. Information about the issuer's participants (shareholders) owning at least 5 percent of its authorized (pooled) capital (unit trust), or at least 5 percent of its ordinary shares; information about the participants (shareholders) of such entities owning at least 20 percent of their authorized (pooled) capital (unit trust) or at least 20 percent of their ordinary shares

Full company name and abbreviation: *Limited Liability Company "Central Moscow Depository", LTD "Central Moscow Depository". (nominal holder)*
Location: *1 A, 35-Nizhniaya Krasnoselskay str., Moscow, 10506*
Share in the issuer's authorized capital: *49 %*
Shareholders (participants) owning at least 20 percent of the authorized capital of the issuer's shareholder (participant):

Full company name and abbreviation: *Open Join Stock Company Russian open Joint Stock Company of Energy and Electrification "UES of Russia", RAO "UES of Russia"*
Location: *7, Kitaygorodskiy pr., Moscow, Russia*
INN: *7705018828*
Share in the issuer's authorized capital: *49 %*

Full company name and abbreviation: *Closed Joint Stock Company JSC "Depository and Clearing Company", JSC "DCC" (nominal holder)*
Location: *13, 1st Tverskaya Yamskaya str., Moscow, 125047*
Share in the issuer's authorized capital: *42,84 %*
Shareholders (participants) owning at least 20 percent of the authorized capital of the issuer's shareholder (participant):
JSC "DCC" didn't show the information about its shareholders.

6.3. Information about the share of the government or municipal authority in the issuer's authorized (pooled) capital (unit trust), existence of a special right ("golden share")

The share of the government or municipal authority in the issuer's authorized capital:

Legal form: ***RF subjects***
Share: ***0.000016 %***
Share holding's manager: ***Kemerovo regional Committee on the state property management***

Issuer's share holding, fixed in government (municipal) property: ***none***

Existence of a special right for participation of Russian Federation, subjects of Russian Federation, municipal institutions in the issuer's management of ("golden share"): ***none***

6.4. Information about restrictions for participation in the issuer's chartered (pooled) capital (unit trust)

There are no restrictions for the size of the share belonging to one shareholder or non-resident in Issuer's Articles of Association.

6.5. Information about the changes in the composition and shares of the issuer's shareholders (participants), owning at least 5 percent of its authorized (pooled) capital (unit trust) or at least 5 percent of its ordinary shares

The list as for the date of April, 30 1998:
Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***

С 17.09.1998 г. по 23.03.2000 г. в ОАО "Кузбассэнерго" действовала процедура банкротства, согласно Федерального закона "О несостоятельности (банкротстве)" полномочия органов управления были прекращены в связи с введением процедуры банкротства - внешнего управления.

The list as for the date of September, 14 2000:

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***
Full company name and abbreviation: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Share in the issuer's authorized capital: ***13,12 %***
Share of the issuer's ordinary shares: ***13,12 %***

Full company name and abbreviation: ***VANGUARD INTERNATIONAL***
Share in the issuer's authorized capital: ***8,28 %***
Share of the issuer's ordinary shares: ***8,28 %.***

The list as for the date of 23.04.2001:

Full company name and abbreviation: *Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"*
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***
Full company name and abbreviation: *THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the issuer's authorized capital: ***8,85 %***
Share of the issuer's ordinary shares: ***8,85 %***

Full company name and abbreviation: *Renaissance Nominees (Cyprus) Limited*
Share in the issuer's authorized capital: ***18,96 %***
Share of the issuer's ordinary shares: ***18,96 %.***

The list as for the date of February, 25, 2002:

Full company name and abbreviation: *Renaissance Nominees (Cyprus) Limited*
Share in the issuer's authorized capital: ***12,87 %***
Share of the issuer's ordinary shares: ***12,87 %***

Full company name and abbreviation: *Renaissance Securities (Cyprus) Limited*
Share in the issuer's authorized capital: ***7,42 %***
Share of the issuer's ordinary shares: ***7,42 %***

Full company name and abbreviation: *Mastill Enterprises Limited*
Share in the issuer's authorized capital: ***6,24 %***
Share of the issuer's ordinary shares: ***6,24 %***

Full company name and abbreviation: *THE BANK OF NEW YORK INTERNATIONAL NOMINEES*
Share in the issuer's authorized capital: ***7,17 %***
Share of the issuer's ordinary shares: ***7,17 %***

Full company name and abbreviation: *Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"*
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

The list as for the date of 8 .05.2002:
Full company name and abbreviation: *Renaissance Nominees (Cyprus) Limited*
Share in the issuer's authorized capital: ***15,06 %***
Share of the issuer's ordinary shares ***: 15,06 %***

Full company name and abbreviation: *Trans - Siberian Electricity Company Limited*
Share in the issuer's authorized capital: ***15,00 %***
Share of the issuer's ordinary shares: ***15,00 %***

Full company name and abbreviation: *Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"*
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %***

The list as for the date of 18 .04. 2003:
Full company name and abbreviation: ***BODMIN INVESTMENTS LIMITED***
Share in the issuer's authorized capital: ***19,36 %***
Share of the issuer's ordinary shares: ***19,36 %***

Full company name and abbreviation: ***PLANETARY ALIGNMENT LTD.***
Share in the issuer's authorized capital: ***15 %***
Share of the issuer's ordinary shares: ***15 %***

Full company name and abbreviation: ***Joint Stock Company Russian Open Joint Stock Company of energy and electrification "UES of Russia", JSC RAO "UES of Russia"***
Share in the issuer's authorized capital: ***49 %***
Share of the issuer's ordinary shares: ***49 %.***

6.6. Information about the deals made by the issuer, in which it had an interest

In the reporting quarter regulatory bodies of the issuer did not approve any deals which cost is 5% and more percents of the balance value of assets in which the issuer had an interest.

6.7. Information about the amount of accounts receivable
Years 1999 and 2000:

Kind of accounts receivable	Year 1999	Year 2000
Accounts receivable, total, rub., Including:	5723291000	5865788000
Overdued, rub.	0	4274376750
Buyers and customers, rub.	5319534000	5161075000
Bills to receive, rub.	0	0
Indebtness of filials and dependent companies, rub.	0	241463000
Indebtness of participants (founders) concerning fees to authorized capital, rub.	0	0
Advances made, rub.	236220000	265131000
Other debtors, rub.	167537000	198119000
Total, rub.:	5723291000	5865788000

Debtors sharing les than 10 % of total sum of accounts receivable:

Year 1999:

Debtor's name, location	Sum of indebtness, rub.	Overdued indebtness, rub.	Fines	Affiliated entity or not	JSC "Kuzbassenergo" share in AC Affiliated entity
JSC «NKAZ», Hovokuznetsk	1550896000	1500963000	0	-	-
OAO «ZSMK», Hovokuznetsk	729646000	671733000	0	-	-
KOAO «Azot», Кемеrovo	636738000	610904000	0	-	-

Year 2000:

Debtor's name, location	Sum of indebtness, rub.	Overdued indebtness, rub.	Fines	Affiliated entity or not	JSC "Kuzbassenergo" share in AC Affiliated entity o
JSC «NKAZ», Hovokuznetsk	1468332000	1468002000	0	-	-
OAO «ZSMK», Hovokuznetsk	733141000	698657000	0	-	-
KOAO «Azot», Кемerovo	684809000	643021000	0	-	-

Year 2001:

Kind of accounts receivable	Deadline of payment					
	Less than 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180days to 1 year	More than 1 year
Accounts receivable, total, rub., Including:	330539297	1707122940	286411845	242273068	2544066265	185386333
Overdued, rub.	3122782	1187443525	158620519	94020394	126334898	121580743
Buyers and customers, rub.	197366709	1631243225	234354906	155551795	1048262097	94318093
Bills to receive, rub.	0	0	0	0	1438300179	0
Indebtness of filials and dependent companies, rub.	35461398	2779917	2157399	0	277270	67439
Indebtness of participants (founders) concerning fees to authorized capital, rub.	0	0	0	0	0	0
Advances made, rub.	13586359	29620575	38183359	67494178	23965793	21652241
Other debtors, rub.	84124831	43479223	11716181	19227095	33260926	69348560
Total, rub.:	330539297	1707122940	286411845	242273068	2544066265	185386333

Year 2001:

Debtor's name, location	Sum of indebtness, rub.	Overdued indebtness, rub.	Fines	Affiliated entity or not	JSC "Kuzbassenergo" share in AC Affiliated entity
JSC «NKAZ», Hovokuznetsk	1463841000	1439228000	0	-	-
OAO «ZSMK», Hovokuznetsk	699125000	2645000	0	-	-
KOAO «Azot», Кемerovo	648581000	7944000	0	-	-

Year 2002:

Kind of accounts receivable	Deadline of payment					
	Less than 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180days to 1 year	More than 1 year
Accounts receivable, total, rub., Including:	256324292	1198609636	318326983	89140577	258332212	1570605797
Overdued, rub.	133856234	605779822	148090594	28090829	126597707	113095293
Buyers and customers, rub.	133504810	1075324258	101390416	11996821	125134143	745658236
Bills to receive, rub.	0	0	0	0	0	672937755
Indebtness of filials and dependent companies, rub.	6659370	0	70000000	0	0	0
Indebtness of participants (founders) concerning fees to authorized capital, rub.	0	0	0	0	0	0
Advances made, rub.	90597941	32457793	113036015	37212235	98591500	46682289
Other debtors, rub.	25562171	90827585	33900552	39931521	34606569	105327517
Total, rub.:	256324292	1198609636	318326983	89140577	258332212	1570605797

Year 2002:

Debtor's name, location	Sum of indebtness, rub.	Overdued indebtness, rub.	Fines	Affiliated entity or not	JSC "Kuzbassenergo" share in AC Affiliated entity
КОАО «Azot», Кемерово	604634000	7792000	0	-	-

Year 2003:

Kind of accounts receivable	Deadline of payment					
	Less than 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180days to 1 year	More than 1 year
Accounts receivable, total, rub., Including:	684630626	1012674569	931910548	189694921	567425187	1355046738
Overdued, rub.	542309560	5242829	143939622	54396535	255141271	775845030
Buyers and customers, rub.	533784153	907999699	28031816	21432455	106070578	508965371
Bills to receive, rub.	0	0	0	0	0	672937755
Indebtness of filials and dependent companies, rub.	20119030	86814152	625840636	1081285	32328185	982910
Indebtness of participants (founders) concerning fees to authorized capital, rub.	0	0	0	0	0	0
Advances made, rub.	30109684	4849117	63556889	83105469	66122160	25723117
Other debtors, rub.	100617759	13011601	214481207	84075712	362904264	146437585
Total, rub.:	684630626	1012674569	931910548	189694921	567425187	1355046738

Year 2003:

Debtor's name, location	Sum of indebtness, rub	Overdued indebtness, rub.	Fines	Affiliated entity or not	JSC "Kuzbassenergo" share in AC Affiliated entity
KOAO «Azot», Кемерово	543481000	19862000	0	-	-

1 quarter 2004:

Kind of accounts receivable	Deadline of payment					
	Less than 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180days to 1 year	More than 1 year
Accounts receivable, total, rub., Including:	428328959	1685319572	192470294	535119061	684237642	1393195166
Overdued, rub.	376207259	1468852892	24391991	109200011	383873027	220292094
Buyers and customers, rub.	320095028	1551678456	18773319	54783170	119879992	545658021
Bills to receive, rub.	0	0	0	0	0	672937755
Indebtness of filials and dependent companies, rub.	30611860	116207200	386939	239000230	127522015	7702800
Indebtness of participants (founders) concerning fees to authorized capital, rub.	0	0	0	0	0	0
Advances made, rub.	63163316	13712813	83214739	132928768	26459837	27286799
Other debtors, rub.	14458755	3721102	90095297	108406893	410375798	139609791
Total, rub.:	428328959	1685319572	192470294	535119061	684237642	1393195166

1 quarter 2004:

Debtor's name, Location	Sum of indebtness, rub	Overdued indebtness, rub.	Fines	Affiliated entity or not	JSC "Kuzbassenergo" share in AC Affiliated entity
KOAO «Azot», Кемерово	535801000	192148000	0	-	-

VII. The Issuer's accounting reports and other financial information

7.1. The issuer's annual accounting reports

Annual accounting report for the year 2003 contains:
- *balance sheet (Form № 1);*
- *profit and losses report (Form № 2);*
- *report on capital change (Form № 3);*
- *cash flow report (Form № 4);*
- *Appendix to the balance sheet (Form № 5);*
- *explanatory note.*

Annual accounting report for the year 2003 was included in this report as Appendix №1.

Annual accounting report for the year 2003 made in accordance with the International standards of financial report, was included in this report as Appendix №2.

7.2. The issuer's quarterly accounting reports for the last completed financial quarter

Quarterly accountability for the 1st quarter of 2004 is re presented by the:
- *balance sheet (form №1);*
- *profit-and-loss report (form №2);*

Quarterly accountability for the 1st quarter of 2004 is included in the report as appendix 3.

Quarterly accountability for the 1st quarter of 2004 ***made in accordance with the International standards of financial report, was included in this report will be included in quarterly report for the 2nd quarter 2004 because its terms of presenting don't coincide with the terms of presenting quarterly report for the 1st quarter 2004 to FCS.***

7.3. The issuer's consolidated accounting reports for the last completed financial year (consolidated balance sheet).

In the present accounting period such information is not provided.

7.4. Information of the total amount of export also on the share of export in the total sale's volume

The issuer does not export electric energy to other countries.

7.5. Information about essential transformations in the structure of the issuer's property after the date of termination of the last fiscal year

There was not essential transformation in property consistence of JSC "Kuzbassenergo" during the reporting period.

7.6. Information about the issuer's participation in litigations in case that such participation may significantly affect the issuer's financial and economic activity

During three years before the reporting date there were no essential suits (the sum of which excceds 10% of cost of the issuers assets) brought to the issuer.

Suits brought to JSC «Kuzbassenergo» and in the process as on 01.04.2004:
1. the MI FTS of RF applied in 2003 demanding to impose a tax, a penalty 1 346 942 008 rub.
Suits brought to JSC «Kuzbassenergo» and in the processas on 01.04.2004:

- *brought to before 01.01.2004:*
  1. *the MI FTS of RF on recognition invalid decision № 539 to levy a tax - 20 547 962, 40 rub., penalty – 1 827 759 rub., fine – 3 875 724 rub.;*
  2. *Кемerovo customs on recognition invalid demand № 15 to pay tax es and collections - 3 146 772, 59 rub.;*
  3. *the MI FTS of RF on recognition invalid decision № 17967 to levy a tax - 7 136 420 rub., penalty – 355 041 rub., fine – 1 427 284 rub.;*
  4. *the MI FTS of RF on recognition invalid decision № 64 to levythe fee for using water objects - 19 925 612 rub., penalty – 661 589 rub., fine – 3 985 122 rub.;*
  5. *the MI FTS of RF on recognition invalid decision № 623 to levy a tax, penalty, fine 35 757 441 rub.;*
  6. *the MI FTS of RF on recognition invalid decision № 19646 to levy a tax 10 282 328 rub., penalty – 491 489 rub., fine – 2 056 466 rub.;*
  7. *the MI FTS of RF on recognition invalid demand № 160 to levy a tax, penalty на общую сумму 1 346 942 008 rub.;*
  8. *the MI FTS of RF on recognition invalid decision № 22521 to levy a tax 11 586 435 rub., penalty – 546 854 rub.,fine – 2 317 286,6 rub.;*
  9. *the MI FTS of RF on recognition invalid decision to levy penalty 575 000 000 rub.;*
  10. *the MI FTS of RF on recognition invalid demand to levy penalty to road tax penalty to levy a road tax 575 000 000 rub.;*
  11. *the MI FTS of RF о возврате налога на сумму 6 113 664 rub.;*
  12. *the MI FTS of RF on recognition invalid decision № 3137 to levy a tax 18 233 249 rub.*
  13. *brought to in 2004 :*

1. the MI FTS of RF on recognition invalid decision № 32407 to levy a tax 24 793 680 rub., penalty – 2 029 376 rub.;

2. the MI FTS of RF on recognition invalid decision № 33902 11 707 237 rub., penalty – 1 182 189 rub., fine – 2 341 447 rub.;

3. the MI FTS of RF on recognition invalid decision № 34841 to levy a tax 12 114 867 rub., penalty – 1 108 799 rub., fine – 2 422 973 rub.

1. *brought to in 2003 :*
2. *the MI FTS of RF on recognition invalid decision № 16 to levy a tax 2 899 233, 32 rub., satisfied.*
3. *the MI FTS of RF on recognition invalid demand на сумму 65 334 745 rub. , satisfied.*
4. *the MI FTS of RF on recognition invalid decision № 250 to levy a tax 1 319 198 742 rub., satisfied 280 102 661, 8 rub., 27.05.2003., отказано на сумму 669 217 302 руб. 27.10.2003., satisfied 369 878 778,2 rub. 21.01.2004 .*
5. *the MI FTS of RF on recognition invalid decision № 3002 to levy a tax 22 208 121,54 rub., penalty – 413 626, 26 rub., fine – 1 528 906,57 rub, 21.01.2004 г.*
6. *the MI FTS of RF on recognition invalid decision № 14276 to levy a tax in the sum of 112 545 707 rub., penalty – 1 862 056 rub., fine – 20 253 480 rub., satisfied.*

- *brought to in 2004 :*

1. the MI FTS of RF on recognition invalid refusal to account a tax in the sum of 146 386 565 rub., satisfied.

VIII. Additional information about the issuer and its placed securities

8.1. Additional information about the issuer

8.1.1. Information about the amount and structure of the issuer's chartered (pooled) capital (unit trust)

Authorized capital of the Company is composed of net cost of the Company's stocks purchased by the shareholders (allocated stocks).

The amount of the issuer's authorized capital: 606 163 800 (Six hundred millions one hundred sixty three thousands eight hundred roubles).

The company allocated ordinary registered stocks with the same nominal value amounted 1 (one)ruble each in quantity of 606 163 800 pieces.

A part of shares of JSC "Kuzbassenergo" in form of depository receipts (American depository receipts) is circulated outside the Russian Federation.

Level and status of the program : sponsored by ADR of 1 level, number of stocks foı 1 ADR is equal 10, **Depository bank** - *THE BANK OF NEW YORK INTERNATIONAL NOMINEES, depository agreement was subscribed 23.10.1997. ADR is trade at the Berlin and Frankfurt stock exchanges.*
As for situation of 31.12.2005 the share's number deposited against the depository receipts amounted 9 673 120 pieces, i.e. 1,60% of the authorized capital and of the total vote's number.

8.1.2. Information about the changes in the amount of the issuer's chartered (pooled) capital

During the last 5 terminated fiscal years the JSC "Kuzbassenergo" did not spend additional stock's issue.

8.1.3. Information about establishment and use of the reserve fund and other funds of the issuer

A reserve fund is to be established in the Company equal to 5 (five) percent of its authorized capital in accordance with Articles of Association of the Company.

The reserve fund is to be formed by way of obligatory annual payments to reach amount provided by the Articles of Association of the Company. Amount of annual payments is provided by the Articles of Association of the Company and shall no to be less then 5 (five)% of the net income of the Company.

Reserve fund of the Company is subject to cover losses of the Company also to pay-off the Company's bonds and the Company's stocks purchase in case of other assets absence.
Reserve fund of the Company can't be used in any other purpose.

Establishment and usage of Reserve fund (due to business accounting - reserve capital) in years, thousand roubles.

Year	Established	Used	Remainder of the reserve
1998	-	-	-
1999	-	-	-
2000	13841	-	13341
2001	-	-	-

2002	2977	-	16818
2003	-	-	16818

According to the 1 quarter 2004 totals - 16818 thousand roubles.

Establishment and usage of Accumulation fund in years, thousand roubles.

Year	Remainder in the beginning of the year	Established	Used	Remainder by the end of the year
1999	273016	469497	551117	191396
2000	193836	461676	587350	68162
2001	68162	387823	155220	300765
2002	300765	-	64162	236603
2003	236603	-	-	236603

No motion in the 1 quarter 2004.

Establishment and usage of Social sphere fund in years, thousand roubles.

Year	Remainder in the beginning of the year	Established	Used	Remainder by the end of the year
1999	464850	45961	101106	409705
2000	283533	-	41041	242492
2001	232023	0	12014	220009
2002	56451	-	30386	26065
2003	26065	-	13886	12179
1 quarter 2004	12179	-	13	12166

8.1.4. Information about the order of calling and conducting a meeting of the issuer's supreme management body

Name of the supreme management body of the issuer: General meeting of shareholders

Order of shareholders notification on the meeting conducting:

Persons entitled to familiarize with information (materials) submitted to preparing and conducting of meeting (session) of the supreme management body of the issuer also an order of such information (materials) familiarizing:

Notification of general meeting of shareholder's convocation shall be send (or delivered) to the person indicated in the list of persons entitled to participate in General meeting of shareholders with the ballots for voting and shall to be published by the Company not later than 20 (twenty) days before the General meeting of shareholders, and the announcement on general meeting conducting which agenda contains an issuer on reorganization shall be published in the newspaper "Russian Gazette" not later then 30 (thirty) days before the date of General Meeting.

If the registered person in the register of shareholders of the Company is a nominal stock holder the announcement on the general meeting of shareholders conducting shall be mailed to the address of nominal holder if the register of the persons entitled to participate in the General meeting of shareholders does not contains other postal address where the announcement on general meeting of shareholders conducting shall be mailed to.

Ballots for voting over the issues of agenda shall be shall be forwarded

to every person included in the list of persons entitled to participate in the General meeting of shareholders by a registered letter or handed over to each of the above persons against signature Company not later than 20 (twenty) days before the General meeting of shareholders.
One copy of ballot for voting over all issues of agenda or one copy of two or more ballots for voting over the different issues shall be submitted to each person included in the list of persons entitled to participate in General meeting of shareholders.

Persons (bodies) entitled to convoke (require conducting) of an extraordinary meeting (session) of the supreme management body of the issuer also the order of delivery (submitting) of such demands are the follows:

Extraordinary General Meeting of shareholders of the Company is to be conducted according to its own initiative, also to demands of the Revision Committee of the Company, Auditor of the Company, also shareholder (shareholders) owned not less then 10 (ten) percents of the voting stocks of the Company as for the date of demand's raising.
Convocation of the extraordinary general meeting of shareholders on demand of the Revision Committee of the Company, Auditor of the Company or shareholder (shareholder) owned not less then 10 (ten) percents of the voting stocks of the Company shall be exercised by the Board of Directors of the Company.
Such General meeting of shareholders shall to be conducted within 40 (forty) days from the date of demand on conducting of the extraordinary general meeting of shareholders submitting.

Requirements on the extraordinary general meeting conducting shall to contain the issues subject to agenda inclusion.
Person (persons) requiring the extraordinary general meeting convocation entitled to submit a project of the Extraordinary general meeting of shareholder's decision, also proposal on the form of the general meeting conducting.

In case if the requirement on the extraordinary general meeting of shareholders convocation is proceeded from the shareholder (shareholders) it must contain the name of shareholder (shareholders) required the meeting's convocation including a number, category (type) of the Company's shares belonging to him.
Requirement on the extraordinary general meeting of the Company convocation shall be signed by the person (persons) required the extraordinary general meeting of the Company.

Order of determination of a date for general meeting (session) of the supreme management body of the issuer conducting:
Determination of a date for general meeting of shareholders conducting is in the sole competence of the Board of Directors of the Company. In the process of preparation for the General meeting of shareholders conducting the Board of Directors determines the date for the General meeting of shareholders conducting.
Annual general meeting of shareholders of the Company shall be held not sooner than 2 (two) months and not later than 6 (six) months after the end of a fiscal year.

Extraordinary General meeting of shareholders upon the request of the Revision Committee of the Company, Auditor or shareholder (shareholders) owned not less then 10 (ten) percents of voting share of the Company shall be conducted within 40 (forty) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.
In case if the intended agenda of the extraordinary general meeting of shareholders contains an issue on election of members of the Board of Directors: the General meeting of shareholders is to be conducted within 70 (seventy) days from the date of request on conducting of the Extraordinary general meeting of shareholders submitting.

Persons entitled to submit offers in agenda of meeting (session) of the supreme management body of the issuer:

Shareholders (shareholder) of the Company owned in aggregate not less then 2 (two) percent of voting shares of the Company within 90- (ninety) days after the date of the end of fiscal year have right to submit offers in agenda of annual general meeting of shareholders and nominate for candidates in the Board of Directors and Revision Committee of the Company which number must not exceed number composition of corresponding body.

Proposal on submitting of issues in agenda of the general meeting of shareholders and proposal on nominating for candidates shall be in written form with the name of submitted shareholder (shareholders), also number and category (type) of shares belonging to him and must be signed by shareholder (shareholders).

Proposal on submitting of issues in agenda of the general meeting of shareholders shall contain statement of each offered issue also proposal on candidates nomination – name of each supposed candidate, name of body subject to his election.
Persons entitled to participate in the General meeting of shareholders have right to familiarize with information submitted for shareholder's meeting preparing and conducting.

Information (materials) on agenda of the general meeting of shareholders within the 20 (twenty) days, and in case of general meeting conducting on agenda upon the issue on the Company's reorganization within the 30 (thirty) days before the general meeting of shareholders conducting shall be available to the persons entitled to participate in the general meeting of shareholders subject to familiarization in the premises of the executive body of the company and in other places which addresses indicated in announcement on the general meeting of shareholders conducting. Indicated information (materials) shall be available to the persons participating in the general meeting of shareholders during its conducting.

Familiarization's order of the persons entitled to participate in the general meeting of shareholders with information (materials) over the issues of agenda of the general meeting of shareholders and list of information (materials) shall be defined by the resolution of the Board of Directors of the Company.

8.1.5. Information about commercial organizations in which the issuer owns at least 5 percent of the authorized (pooled) capital (unit trust), or at least 5 percent of ordinary shares

Name: ***Open Joint Stock Company "Kuzbasshydroenergostroy", JSC "Kuzbasshydroenergostroy"***
Location: ***Krapivinskiy district, Kemerovo region, Russia,***
Share in the authorized capital of the legal entity: ***100%***
Share in the authorized capital of the Issuer: ***none***
Officials:

1. Erofeiev Alexander Kupriyanovich, 1959
Functions of this official: ***Chairman of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***

2. Gretsinger Yuri Alexandrovich, 1953
Functions of this official: ***Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***

3. Uzgarov Igor Ivanovich, 1964
Functions of this official: ***Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***

4. Blagodyr Icvan Valentinovich, 1970
Functions of this official: ***Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***

5. Davydyuk Valery Sazonovich, 1961
Functions of this official: ***Member of the Board of Directors***

Share in the authorized capital of the Issuer: ***0.0039 %***
Part of the Issuer's common shares: 0,0039 %
6. Babich Valery Petrovich, 19…,
Functions of this official: ***External manager***
Share in the authorized capital of the Issuer: ***none***.

Name: *Open Joint Stock Company "Andreievskoie", JSC "Andreievskoie"*
Location: ***Kemerovo district, Kemerovo region, Russia***
Share in the authorized capital of the legal entity: ***100%***
Share in the authorized capital of the Issuer: ***none***
Officials:
Bakulin Victor Vasilievich, 1949,
Functions of this official: ***Competitive manager***
Share in the authorized capital of the Issuer: ***none***

Name: ***Limited Liability Company "Sbytenergo", LTD "Sbytenergo"***
Location: ***30, Kuznetskiy pr., GSP-2, Kemerovo, Russia***
Share in the authorized capital of the legal entity: ***100%***
Share in the authorized capital of the Issuer: ***none***
Officials:
1. Myasnikov Nikolai Evgenievich, 1960
Functions of this official: ***Sole executing agency***
Share in the authorized capital of the Issuer: ***none***
2. Erofeiev Alexander Kupriyanovich, 1959
Functions of this official: ***Chairman of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
3. Uzgarov Igor Ivanovich, 1964
Functions of this official: ***Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
4. Kasianov Yuri Valentinovich, 1966
Functions of this official: ***Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
5. Nesvetailov Vasily Fiodorovich, 1957
Functions of this official: ***Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
6. Pechenkin Alexander Nikolaievich, 1946
Functions of this official: ***Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***

Name: ***Limited Liability Company "Bill centre Kuzbassenergo", LTD "Bill centre Kuzbassenergo"***
Location: ***30, Kuznetskiy pr., GSP-2, Kemerovo, Russia***
Share in the authorized capital of the legal entity: ***100%***
Share in the authorized capital of the Issuer: ***none***
Yakovlev Vadim Alekseievich, 1967
Functions of this official: ***Sole executing agency (acting)***
Share in the authorized capital of the Issuer: ***none***

Name: ***Open Joint Stock Company "Investment-productive Union "Vodokanal", JSC "IPO Vodokanal"***
Location: ***7, Artyoma, Prokopievsk, Kemerovo region***

Share in the authorized capital of the legal entity: *74.5 %*
Share in the authorized capital of the Issuer: ***none***
Officials:

2. ***Sheiko Evgeniy lexandrovich, 1973***
Functions of this official: ***Sole executing agency, Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
2. ***Erofeiev Alexander Kupriyanovich, 1959***
Functions of this official: ***Chairman of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
3. ***Asadulin Radik Alexandrovich, 1963***
Functions of this official: ***Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
4. ***Parhomuk Olga Viktorovna, 1963***
Functions of this official: ***Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
5. ***Nesvetailov Vasily Fiodorovich, 1957***
Functions of this official: ***Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***

Name: ***Limited liability company "Supervolokno", LTD "Supervolokno"***
Location: ***UN-1612/29, Stroygorodok, Keмerovo,Russia***
Share in the authorized capital of the legal entity: ***60%***
Share in the authorized capital of the Issuer: ***none***
Officials:

Bakulin Viktor Vasilievich, 1949
Functions of this official: ***Competitive manager***
Share in the authorized capital of the Issuer: ***none***

Name: ***Open Joint Stock Company "Prokopievskenergo", JSC "Prokopievskenergo",***
Location: ***14, Energetikov, Prokopievsk, Keмerovo region***
Share in the authorized capital of the legal entity: ***60%***
Share in the authorized capital of the Issuer: ***none***
Officials:

1. ***Chuiko Alexander Ivanovich, 1961***
Functions of this official: ***Sole executing agency, Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
2. ***Erofeiev Alexander Kupriyanovich, 1959***
Functions of this official: ***Chairman of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
3. ***Kozlov Evgeniy Vadimovich, 1959***
Functions of this official: ***Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
4. ***Nikolaiev Dmitry Nikolaievich, 19...***
Functions of this official: ***Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
5. ***Nesvetailov Vasily Fiodorovich, 1957***
Functions of this official: ***Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***

Name: *Open Joint Stock Company "Engineering- analytical centre «KKuzbasstekhenergo», JSC "Engineering- analytical centre «KKuzbasstekhenergo»*
Location:, *17, Stantsionnaya str., Kemerovo 17 Russia, 650099*
Share in the authorized capital of the legal entity: ***60%***
Share in the authorized capital of the Issuer: ***none***
Officials:

1. ***Yacshinin Vladimir Borisovich, 1963***
   Functions of this official: ***Sole executing agency, Member of the Board of Directors***
   Share in the authorized capital of the Issuer: ***none***
2. ***Kinzburg Boris Abramovich, 1936***
   Functions of this official: ***Chairman of the Board of Directors***
   Share in the authorized capital of the Issuer: ***none***
3. ***Frolov Vitaly Evgenievich, 1976***
   Functions of this official: ***Member of the Board of Directors***
   Share in the authorized capital of the Issuer: ***none***
4. ***Bikmurzin Albert Faryatovich, 1977***
   Functions of this official: ***Member of the Board of Directors***
   Share in the authorized capital of the Issuer: ***none***
5. ***Kostyuk Michail Dmitrievich, 1952***
   Functions of this official: ***Member of the Board of Directors***
   Share in the authorized capital of the Issuer: ***none***

Name: *Open Joint Stock Company "Kuzbass Energoremontnaya Company», JSC «Kuzbass Energoremontnaya Company»*
Location: *30, Kuznetskiy pr., Kemerovo, Russia*
Share in the authorized capital of the legal entity: ***60%***
Share in the authorized capital of the Issuer: ***none***
Officials:

1. ***Shukailov Michail Innokentievich, 1958***
   Functions of this official: ***Sole executing agency, Member of the Board of Directors***
   Share in the authorized capital of the Issuer: ***none***
2. ***Erofeiev Alexander Kuprianovich, 1959***
   Functions of this official: ***Chairman of the Board of Directors***
   Share in the authorized capital of the Issuer: ***none***
3. ***Frolov Vitaly Evgenievich, 1976***
   Functions of this official: ***Member of the Board of Directors***
   Share in the authorized capital of the Issuer: ***none***
4. ***Parhomuk Olga Viktorovna, 1963***
   Functions of this official: ***Member of the Board of Directors***
   Share in the authorized capital of the Issuer: ***none***
5. ***Dubinskiy Evgeniy Sergeievich, 1977.***
   Functions of this official: ***Member of the Board of Directors***
   Share in the authorized capital of the Issuer: ***none***

Name: *Open Joint Stock Company "Kuzbasssetremont", JSC "Kuzbasssetremont",*
Location: *30, Kuznetskiy pr., Kemerovo, Russia*
Share in the authorized capital of the legal entity: ***100%***
Share in the authorized capital of the Issuer: ***none***
Officials:

1. ***Efanov Igor Gennadievich, 1962***

Functions of this official: ***Sole executing agency, Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
2. Antonov Yury Vitalievich, 1962
Functions of this official: ***Chairman of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
3. Frolov Vitaly Evgenievich, 1976 г.р.
Functions of this official: ***Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
4. Parhomuk Olga Viktorovna, 1963
Functions of this official: ***Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
5. Gatsunaiev Andrei Nikolaievich, 1978
Functions of this official: ***Member of the Board of Directors***
Share in the authorized capital of the Issuer: ***none***
Name: ***Limited liability Company "South-West", LTD "South-West"***
Location: ***10, Predzavodskaya, Kemerovo, Russia***
Share in the authorized capital of the legal entity: *7.69%*
Share in the authorized capital of the Issuer: ***none***

Name: ***Closed Joint Stock Company "Bagran", JSC "Bagran"***
Location: ***4 a, Pionerskiy avenu, Kemerovo***
Share in the authorized capital of the legal entity: *7.14%*
Share in the authorized capital of the Issuer: ***none***
Officials:
Kozhemyakin Alexander Ivanovich, 19...
Functions of this official: ***Sole executing agency***
Share in the authorized capital of the Issuer: ***none***

Name: ***Limited liability Company "Magazin TEK and resources of Kuzbass", LTD "Magazin TEK and resources of Kuzbass"***
Location: ***63, Sovetskiy pr., Kemerovo, 650099***
Share in the authorized capital of the legal entity: ***6/7%***
Share in the authorized capital of the Issuer: ***none***
Officials:
Mazikin Valentin Petrovich, born 1945.
Functions of this official: ***Editor-in-chief***
Share in the authorized capital of the Issuer: ***none***

8.1.6. Information about essential transactions carried out by the issuer

No such transactions which liabilities amount 10 and more percents of the balance cost of the issuer's assets in the accounting period.

8.1.7. Information about credit ratings of the issuer

The Issuer or the issuer's securities have not been assigned any credit ratings for the last 5 fiscal years.

8.2. Information about each category (type) of the issuer's shares

Full name of category /type of shares: *ordinary registered*
Nominal value: **one ruble**
Number of shares in circulation: *606163800 pieces*

By Resolution of FCCB of Russia #03-1210/p dd. 24.06.2003 an unification of additional issues of issuing securities of the Kuzbass joint stock company of energy and electrification was implemented as a result of which:

the following state registration numbers assigned to ordinary registered shares issues of the Kuzbass joint stock company of energy and electrification were annulated:
39-1n-00734 dd. 25.07.1994;
39-1-00970 dd. 23.11.1995.

Aforementioned issues of ordinary registered shares of the Kuzbass joint stock company of energy and electrification was assigned the state registration number 1-01-00064-A dd. 24.06. 2004.

JSC 'Central Moscow Depository" being the registrator spend an operation on unification of additional issues in the register of securities owners of JSC 'Kuzbassenergo" the 18th of July 2003.

There are no declared shares.

Shareholders rights granted by ordinary shares (art. 6 of the Articles of Association):

- Each ordinary share of the Company grants the shareholder – its owner – an equal amount of rights (par. 6.2 of the Article of Association).

The Company's shareholders, owners of ordinary registered share of the Company are entitled to the following:

1) participate in the General meeting of the Company's shareholders with the right to vote on all issues within his competence;
2) propose issues to include into the agenda of the General meeting of shareholders in accordance with the Article of Association and the legislation of the Russian Federation;
3) receive information about the Company's activity and examine its books, accounting statements and other documents in accordance with art. 91 of the Federal Law "On Joint Stock Companies" and with the Articles of Association, and other standard acts;
4) receive dividends declared by the Company;
5) have priority in acquiring additional shares and issued securities convertible into shares offered through open or closed subscription, proportionally to ordinary share's number belonging to him;
6) receive part of the Company's property left after all settlements with creditors in case of liquidation of the Company;
7) exercise other rights stipulated by the Russian Federation legislation and by the Articles of Association.

8.3. Information about the previous issues of the issuer's securities, except for the issuer's shares

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.1. Information about the issues with all securities paid off (cancelled)

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.2. Information about the issues with securities in circulation

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.3.3. Information about the issues with the issuer's obligations on securities unfulfilled (default)

Only ordinary shares are in circulation, the issuer did not issued other emissive securities.

8.4. Information about the entity (entities) which provide security for the bonds of the issue

Issuer did not issue and float any bonds.

8.5. Terms of securing fulfillment of obligations on the bonds of the issue

Issuer did not issue and float any bonds.

8.6. Information about organizations registering the rights for issued securities of the issuer

Registrator:
Name: ***Joint Stock Company "Central Moscow Depository"***
Location: ***#3 build. B, Orlikov pereulok str., Moscow, 107078***
Postal address: ***#34, building 8, Bolshaya Pochtovaya str., Moscow, 105082***
tel.: ***(095) 221-13-33, 221-13-34;*** fax: ***(095) 221-13-33***
e-mail: ***Mcdepo@dol.ru***
License:
License number: ***10-000-1-00255***
Issue date: ***13.09.2002***
Expiry date: ***unrestricted effective period***
License issuing body: ***Federal Commission on Securities of Russia***

Registrator keeps the issuer's securities register from the 3rd of January 2002

8.7. Information about legislative acts regulating the issues of capital import and export which can affect payout of dividends, interest and other payments to non-residents

Federal law of 09 October 2002 No. 3615-1 "On currency regulation and currency control (with changes and additions on 29.12.1998, 05.07.1999, 31.05.2001, 08.08.2001, 30.12.2001, 31.12.2003, 27.02.2003, 07.07.2003.) is the principal legislative document regulating the issues on the capital import and export.

Furthermore the group of Federal laws ratifies agreements on avoiding a double taxation between Russian Federation and foreign countries.
Nowadays a regime on avoiding a double taxation is in force with more then 50 countries. For example:

1. ***Federal Law # 167-FL " dd. 17.07.1999 " on ratification of Agreement between the Government of Russian Federation and the Government of Cyprus republic on avoiding a double taxation concerned profit tax and capital tax".***
2. ***Federal Law #18-FL dd. 08.02.1998 "On ratification of a Convention between the Government of***

Russian Federation and the Government of French republic on avoiding a double taxation and prevention a tax bilk and violation of legislation concerned profit tax and property tax"

3. *Federal Law #65-FL dd. 19.03.1997 "On ratification of Convention between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on avoiding a double taxation and prevention tax bilk concerned profit tax and property price appreciation" and Agreement between the Government of Russian Federation and the Government of United Kingdom of Great Britain and North Ireland on some Convention's provisions application concluded in form of the notes exchange dd. 15.02.1994.*
4. *Federal Law #42-FL dd. 26.02. 1997 "on ratification of Agreement between Government of Russian Federation and the Government of Canada on avoiding a double taxation concerned profit tax and property tax."*
5. *Federal Law #158-FL dd.18.12.1996 "on ratification of Agreement between the Russian Federation and Federal Republic of Germany on avoiding a double taxation concerned profit tax and property tax".*
6. *Contract concluded between the Russian Federation and United States of America subject to avoid a double taxation and prevent a tax bilk concerned profit tax and capital tax (Washington, 17.06.1992).*
7. *Convention concluded between the USSR Government and the Government of Japan subject to avoid a double taxation and prevent a tax bilk concerned profit tax (Tokyo, 18.01.1986).*

8.8. Description of the order of taxation of revenues from the issuer's issued securities placed and in floatation

Order of taxation of revenues from the issuer's issued securities (dividends- on shares, interests – on bonds) shall be adjusted by the Tax Code of Russian Federation.

Table 1: Taxation of legal entities profit tax on the floated securities (subject to floatation) in form of dividends in accordance with legislation if force as for a date 2004:

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1.Profit's name on the floated securities	**Dividends**	
2. Security tax	Profit tax	
3. Tax rate	9 %	15 %
4.Order and terms of tax payment	Profit tax in form of dividends shall be collected from the source of such tax payment and shall be transferred to the budget by tax agent exercised this payment within 10 days form the date of tax payment.	Amount of the tax withheld from the foreign organizations shall be paid to the budget by tax agent at the same time with profit payment in a currency of this profit payment or in a currency of RF at the official rate of Central Bank as for a date of payments.
5. Features of taxation order for this category of securities owners	The total sum of the tax from the sum of dividends is defined as product of tax rate and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation under definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made	Elimination of double taxation. For exemption of taxation or application of a preferential taxation regime the tax payer (foreign organization) should confirm to the tax agent paying the profit before date of the profit payment that he is a resident of the state, with which Russian Federation has the international contract (agreement) adjusting taxation issues. Such confirmation should be certified by the authorized body of the corresponding foreign state. In a case non confirmation before the date of profit payment the tax agent is to obliged to withhold the profit tax of foreign organization. In accordance with par. 2 of art. 312 of Tax Code of RF (part 2) foreign profit recipient has right to reimburse the early withheld profit tax paid by him earlier within 3 years from the date of tax period termination when the profit tax was paid off under condition of granting by the foreign addressee of the income in the tax body according the place of registration of the tax agent of corresponding documents (list is in art. 312 of the Tax Code of RF (part 2). Repayment of early withheld and paid tax shall be fulfilled within the month from the date of application and aforementioned documents.

6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations" of the Tax code of RF (part 2).

Table 2. Taxation of profits of natural persons on the floated securities in form of dividends in accordance with legislation in force as for a date 2004.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	**Dividends**	
2. Profits' name on securities	Tax on the natural person's profits	
3. Tax rate	9 %	30 %
4. Order and terms of tax payment	Liability to withhold from the tax payer's income an amount of the tax and to pay it to the corresponding budget shall be entrusted to Russian organization as the source of income of tax payer in form of dividends (tax agent). Charged amount of tax shall be withheld directly from the tax payer's income under its actual payment. Tax agents shall to pay amounts of the accrued and withheld tax not later the date of actual money receipt to tax payment in bank, also the date of income transfer from the accounts of tax agents to accounts of tax payer or on his behalf to the third party's bank accounts.	
5. Features of taxation order for this category of securities owners	Total sum of tax on the dividend amount shall be defined as of as product of the rate of the tax and a difference between the sum of the dividends subject to distribution between shareholders (participants) in the current tax period, reduced on the sums of dividends subject to payment by the tax agent in the current tax period, and the sum of the dividends received by the tax agent in the current accounting (tax) period and the previous accounting (tax) period if the given sums did not participate in calculation at definition of the taxable income as dividends earlier. In case the received difference is negative, the duty on tax payment does not arise also compensation from the budget is not made.	Elimination of double taxation. For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2), art. 275 of the chapter 25 "Profit tax of organizations", Tax Code RF.	

Таблица 3. Taxation of legal entities profit subject to sale of allocated and subject to allocation securities, also interests from the bonds of the issuer in accordance with legislation in force as for the date 2004.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
Profit's name on the floated securities	**Profits from operations on securities sale, also percents on the issuer's bonds.**	**Profits from Russian organization's shares sale , whose assets more then 50% composed of real estates located on the RF territory, also percents on the issuer's bonds.**
2. Profits' name on securities	Profit tax	
3. Tax rate	24 %, where 6,5% shall be charged off to the federal budget, 17,5% - to the budgets of subject of RF. Tax arte of the tax subject to charge –off to the RF budgets may be decreased for some categories of tax payers according to the legislation of RF subjects. Thus tax rate may not be lower then 13,5%.	20 %
4. Order and terms of tax payment	Tax subject to be paid off at the end of tax period shall be paid off not later the date provided by art. 289 of Tax Code of RF for tax declaration's submitting for the corresponding tax period. Advance payments on the tax over the results	The Russian organization or the foreign organization performing activity in the Russian Federation through its permanent representation (tax agents) paying out income to a foreign organization shall with hold the sum of tax from the incomes of this foreign organization, in every payment (transfer) to it of monetary funds or in another receipt of

	of reporting period shall be pad off not later the date determined for the tax declarations submitting for the corresponding tax period. Monthly advanced payments shall be paid in terms in 28 days at latest, as of the date of the end of the corresponding tax period. The taxpayers calculating the sums of monthly advance payments on the basis of actually received profits shall submit tax declarations in not later than the 28th of the month next following the month on the basis of which results the calculation of the tax is made. By results of the reporting (tax) period amounts of monthly advanced payments paid within the reporting (tax) period shall be set-off in the advance payments by the results of the reporting period. Advanced payments by the results of reporting period shall be set-off in account of tax payment by the results of tax period.	incomes by the foreign organization. The tax agent shall be obliged to transfer the corresponding sum of tax in the course of three days after the day of payment (transfer) of the monetary funds to the foreign organization or of another receipt of incomes by the foreign organization.
5. Features of taxation order for this category of securities owners		If a foreign organization submits to the tax agent confirmation that this foreign organization has a constant location in this country , with whom Russian Federation has the international agreement regulating taxation issues, concerning the income on which the international agreement stipulates a preferential mode of taxation in Russian Federation, elimination of tax deduction from a source of payment or deduction of the tax under the lowered rates before the date of income payment.
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 25 "Profit tax of organizations", Tax Code RF.	

Table 4.Taxation of natural' person's profit subject to sale of allocated and subject to allocation securities, also interests from the bonds of the issuer in accordance with legislation in force as for the date 2004.

№№	Category of securities owners	
	Legal entities – tax residents of RF	Foreign legal entities – (non-residents), getting profits from the sources located in RF
1. Profit's name on the floated securities	The profits of the RF sources are the follows: - interests received from Russian organization, as well as interests received from Russian individual businessmen and (or) from a foreign organization in connection with the activity of its permanent representation in the Russian Federation; - profits on shares or other securities sale in RF, also participation share in the authorized capital of organizations;	
2. Profits' name on securities	Natural person's profit tax	
3. Tax rate	13 %	30 %
4. Order and terms of tax payment	Tax amount calculation and payment is carried out by the tax agent by the end of fiscal period (fiscal year) or at carrying out by him monetary funds of the tax payer payment before the end of the fiscal period. At payment of monetary funds before the expire of scheduled fiscal period a tax shall be paid off from the profit's share equal to actual sum of monetary funds paid off.	
5. Features of taxation order for this category of securities owners	At the absence pf documentary approval of expenses a natural person entitled to use tax deduction in amount received due to securities sale in the ownership of tax payer less then three years but not exceeded 125 000 RUR. At securities selling in the ownership of tax payer during three years and more, the property tax deduction shall be granted in amount received due to securities selling by the tax payer. At the property selling in the aggregate share or aggregate joint ownership corresponding amount of the property tax deduction shall be distributed between owners of this property	<u>Elimination of double taxation.</u> For exemption of taxation, reception of tax charge-off and other tax preferences the tax payer is to submit to the fiscal bodies official approval of his being the resident of the country concluded with the Russian Federation an agreement in force during the corresponding tax period (or its part) on avoiding a double taxation, and also a document on the received income and its payment abroad of Russian Federation approved by the tax body of the corresponding foreign country. Approval may be submitted as before the tax payment, also within one year after the date of termination of tax period under which results the tax payer pretends to elimination of tax payment, set-off, tax deductions and preferences.

	in proportion to their share or on mutual agreement .	
6. Legislative and standard acts regulating the order of taxation of the aforementioned profits	Chapter 23 «Profit tax of natural persons" of the Tax Code of RF (part 2)	

8.9. Information about the announced (accrued) and paid dividends on the issuer's shares, and income from the issuer's bonds

JSC "Kuzbassenergo" paid dividends on ordinary shares only by results of 2005 year for the last 5 fiscal years. Decision on dividends payment was accepted at the annual general meeting of shareholders in 8 of June 2001 (minutes №7 dd. 08.06.2001). Dividends were accrued in amount of RUR 0, 071 for each ordinary share of the Company in money form in the terms up to 07.09.2001. Total sum of accrued dividends amounted RUR 43037 thousands as for a date of 30.09.2005; of paid –RUR 42929 thousands including by the results of years:

2001 - 35189 RUR thousands.;

2002 – 7675 RUR thousands.;

2003 - 65 RUR thousands

The rest of non paid dividends was 108 thousands rubles including:

Dead – 37 thousands rubles (successors did not legalize the legacy rights);

Legal entities – 71 thousands rubles (dividends accrued to the legal entities were transferred to the settlement accounts indicated in the list of registered persons entitled to receive dividends as for a date of 23.04.2001 granted by the registrator JSC "Specialized registrator "Primula" in accordance with JSC "Kuzbassenergo order.

Because of not all persons registered in the company's shareholders register informed the holder of the company's shareholders register on changes in their data, dividends were paid back to the settlement account of JSC 'Kuzbassenergo". As the changes drawing up and banks requisites granting the Company transfers dividends accrued by the results of 2000 to the legal entities.

By the results of the year 2001 the general meeting of shareholders of JSC 'Kuzbassenergo" accepted: (minutes #10 dd. 21.06.2002) due to existing financial result by the results of the year 2001 in amount of 2977 thousands rubles. The Board of Directors of JSC "Kuzbassenergo" recommended to annual general meeting of shareholders of the Company to adopt decision not to pay dividends on ordinary shares of the Company, not-distributed proceeds equal to RUR 2977 thousands to transfer in the Reserve Fund.

By the results of the year 2002 the annual general meeting of shareholders of the Company "Kuzbassenergo" accepted the decision: "not to pay dividends on ordinary shares of the Company by the results of the year 2002 (minutes №11 dd. 02.06.2003).

By the results of the year 2002 the balance loss amounted RUR 53 1606 thousands was beard. In this connection the Board of Directors at their meeting spent 16.04.2003 recommended to the general meeting of shareholders not to pay dividends on ordinary shares of the Company by the results of the year 2002.

By the results of 1998, 1999 dividends were paid in accordance with bankruptcy of Association – external management.

JSC "Kuzbassenergo" did not realize bond issue.

8.10. Other information

There is no other information on the issuer and his securities .

APPENDIX 1

Annual accounting report for the year 2003 (except affiliated companies)

BALANCE SHEET

As on December 31, 2003

		Codes		
	Form No. 1 by OKUD	0710001		
	Date (year, month, day)	2003	12	31
Institution: JSC "Kuzbassenergo"	By OKPO	10563800		
Identification number of tax payer	INN	4200000333		
Activity type: Production	By OKVED	40.10.11		
Organizational and legal form/form of ownership: joint stock	by OKOPF/OKFS	47/41		
Unit of measure: '000 Roub	By OKEI	384		

Registered office: **30, Kuznetsky prospect, GSP-2, Kemerovo, 650000**

ASSETS	Indicator code	By the beginning of the reporting period	By the end of the reporting period
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	3	3
Including: Rights to patents, programmes, trade marks (service marks), jther analogical rights	111	3	3
organization expenses	112	-	-
Business image of the organization	113	-	-
Other intangible assets	114	-	-
Results of NIOKR	115	-	-
Fixed assets	120	23388494	23848153
Including: Lands and nature management objects	121	531181	571066
Buildings, machines and equipment, constructions	122	22799206	23225491
Other fixed assets	123	58107	51596
Incomplete building	130	1772293	1508667
Profitable investments to stocks of materials and capital equipment	135	28	10
Including: Property for leasing	136	28	10
Property on a hire contract	137	-	-
Long-term investments	140	207813	207134
Including: Investments to filials	141	206156	206477
Investments to the dependent companies	142	-	-
Investments to other organizations	143	1657	657
Receivables (payments are expected more than in 12 months after the accounting date)	144	-	-
Other long-term investments	145	-	-
Deferred tax assets	148	315479	422358
Other fixed assets	150	-	-
TOTAL for section I	190	25684110	25986325

II. CURRENT ASSETS			
Stocks	210	1111050	1199756
Including: raw materials and other similar assets	211	996276	1112373
Animals, growing and feeding	212	-	-
Costs of construction in progress	213	869	865
Finished products and goods for resale	214	9303	2523
Goods shipped	215	3631	3064
Deferred expenses	216	100966	80931
Other reserves and expenses	217	-	-
VAT for acquired assets	220	721987	912987
Receivables (payments are expected more than in 12 months after the accounting date)	230	1368559	1274740
Buyers and customers	231	634467	515197
Bills to receiving	232	672938	672938
Filial and dependent companies' indebtness	233	-	-
Advances given	234	1176	713
Other debtors	235	59978	85892
Receivables (payments are expected more than in 12 months after the accounting date)	240	2322781	3466642
Buers and customers	241	1540400	1591089
Bills to receiving	242	-	-
Filial and dependent companies' indebtness	243	169465	767162
Indebtness of participants (founders) for the authorized capital	244	-	-
Advances given	245	406946	272751
Other debtors	246	205970	835640
Short-term investments	250	34797	5421
Receivables (payments are expected less than in 12 months after the accounting date)	251	-	-
Other short-term investments	253	34797	5421
Funds	260	164095	62187
including: cash	261	188	271
settlement accounts	262	162151	61420
Currency accounts	263	-	-
Other funds	264	1756	496
Other current assets	270	-	-
TOTAL for section II	290	5723269	6921733
BALANCE	300	31407379	32908058

LIABILITIES	Indicator code	By the beginning of the reporting period	By the end of the reporting period
1	2	3	4
III. CAPITAL AND RESERVES			
Chartered capital	410	606164	606164
Surplus capital	420	23673801	23605222
Reserve capital	430	16818	16818
Reserves created according to laws	431	16818	16818
Reserves created under constituent documents	432	-	-
Purposeful financing and takings	450	-	-
Undistributed profit of past years	460	523379	562711

Uncovered loss of past years	465	-	-
Undistributed profit of the reporting year	470	-	790
Uncovered loss of the reporting year	475	-	-
TOTAL for section III	490	24820162	24791705
IV. LONG-TERM LIABILITIES			
Loans and credits	510	5541	3000
Bank credits expected in 12 months after the accounting date	511	-	-
Receivables (payments are expected more than in 12 months after the accounting date)	512	5541	3000
Deferred tax liabilities	515	166498	360047
Other long-term liabilities	520	2511733	1905431
TOTAL for section IV	590	2683772	2268478
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	1525515	2109851
Bank credits expected in 12 months after the accounting date	611	1408515	1555161
Receivables (payments are expected in 12 months after the accounting date)	612	117000	554690
Payables	620	2309145	3677710
Including: Suppliers and sub-contractors	621	635887	1157509
Bills to pay	622	409927	972822
Liabilities to filial and dependent companies	623	56964	95458
Liabilities to enumeration of labour of personnel	624	73820	66846
Liabilities to public off-budget funds	625	75745	74032
Tax and collection liabilities	626	389847	648906
Advances received	627	142559	112547
Other creditors	628	524396	549590
Liabilities to partners (founders) to pay income	630	206	141
Deferred revenues	640	68579	60173
Provisions for liabilities	650	-	-
Other short-term liabilities	660	-	-
TOTAL for section V	690	3903445	5847875
BALANCE:	700	31407379	32908058

REFERENCE

on the values availability accounted on the off-balance accounts

Name of unit	Indic ator code	By the beginning of the reporting period	By the end of the reporting period
1	2	3	4
Borrowed fixed assets	910	2461	26369
Including those by leasing	911	-	7438
Inventory holdings, accepted in deposit	920	50372	41432
Goods accepted to accept for sale on a commission basis	930	-	-
Indebtness of insolvent debtors written off as a loss	940	68266	93533
Provision of obligations and payments got	950	244531	240032
Provision of obligations and payments given	960	2657017	1665978
Deterioration of housing resources	970	5761	1830
Deterioration of external accomplishment objects and other similar objects	980	-	-
Forms of rigid accounts	990	-	-
Fixed assets granted on lease	992	-	-
Intangible assets got in use	995	-	-

PROFIT AND LOSS STATEMENT

		Codes
	Form No. 2 by OKUD	0710002
At the 31st of December, 2003	Date (year, month, day)	
Organization: **OAO "Kuzbassenergo"**	By OKPO	105638
Identification number of tax payer	INN	4200000333
Activity : Industry	By OKVED	40.10.11
Organizational and legal form/form of ownership: **joint stock**	By OKOPF/OKFS	47/41
Unit of measure: '000 Rub.	By OKEI	384

On factory shipments

Figure's name	Indicator code	For accounting period	For the same period of the previous year
1	2	3	4
Income and expenses from ordinary activities			
Revenues (net) from sales of goods, products, work, services (minus VAT, excise duties and similar binding payments)	010	16993144	14809687
Prime cost of sold goods, products, work, services	020	15325761	12903188
Gross profit	029	1667383	1906499
Commercial expenses	030	19235	16498
Management expenses	040	0	0
Profit (loss) from sales (lines (010 - 020 - 030 - 040))	050	1648148	1890001
II. Other incomes and expences			
Percents to receive	060	533	321
Percents to pay	070	265194	202790
Income from participation in other companies	080	0	73
Other operatig income	090	2686164	2689284
Other operxting expences	100	2820122	3976731
Out of realization income	120	116376	115999
Out of realization expences	130	868497	714177
Profit (loss) before taxation (lines 050 + 060 - 070 + 080 + 090 - 100 + 120 – 130)	140	497408	-198020
Profit tax and other similar obligatory payments	150	497721	187632
Profit (loss) from ordinary activity (lines 140-150)	160	-313	-385652
III. Extraordinary income and expences			
Extraordinary income	170	4856	9595
Extraordinary expences	180	3753	6568
Capitalized income (loss)	184	0	0
Clear profit (undisposed profit (loss) of the accounting period) (lines 160 + 170 – 180+184)	190	790	-382625
REFERENCE			
Fixed tax assets	195	0	0
Fixed tax liabilities	196	212683	73028
REFERENCE			
Base earnings (loss) per share	201	0,00	0,00
Gross profit (loss) per share	202	0,00	0,00

DECODING OF SEPARATE PROFITS AND LOSSES

Figure's name	Code page	For the reporting period		For the same period of the previest year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines and forfeits acknowledged or by court decisions (arbitrage) imposing a penalty on	210	783	4359	27031	10208
Profit (loss) of last years	220	50032	126572	54974	12848
Compensation of losses done by nonfulfillment or improper fulfillment obligations	230	0	0	0	0
Rate disparity in operations in foreign currency	240	1	29	233	233
Assessments to the evaluative working balances - loss	250		0		0
Writing off debts and account payable with elapsed limitation period	260	31290	25668	3257	3944

STATEMENT OF CHANGES IN CAPITAL

		Codes		
	Form №3 by OKUD	0710003		
For the year 2003	Date (year, month, date)	2003	12	31
Institution: **JSC "Kuzbassenergo"**	by OKOO	105638		
Identification number of tax payer	INN	4200000333		
Activity type: Production	By OKVED	4.10.11		
Legal form:/ form of ownership: corporate	By OKOPA/OKFS	47/41		
Unit of measure: '000 Roub.	By OKEI	384		

Registered office: 30, Kuznetsky prospect, GSP-2, Kemerovo, 650000

Figure's name		**Chartered capital**	**Surplus capital**	**Reserve capital**	**unappropriated profit (uncovered loss)**	**Total**
Name	**Code**					
1	2	3	4	5	6	7
Balance by the 31st of December of the year previous to the past.	010	606164	14849065	13841	1131570	16600640
2002 year (previous year)						
Changes in accounting politics	020	x	x	x	-	0
Result of the revaluation of the objects of the fixed assets	030	x	4740396	x	-13	4740383
Changes in book-keeping regulations	031	x	163558	x	-163558	0
Balance by the 1st of January of the past year	040	606164	19753019	13841	967999	21341023
Result of conversion of currency	050	x	-	x	x	0
Clear profit	060	x	x	x	-531606	-531606
Dividends	070	x	x	x	-	0
Assignments to the surplus fund	080	x	x	2977	-2977	0
Capital increasing due to:	090	0	64162	-	35814	99976
Additional issue of stocks	091	-	x	x	x	0
Increasing of the stocks nominal value	092	-	x	x	x	0
Reorganization of legal entity	093	-	x	x	-	0
Other	094	-	64162	x	35814	99976
Reducing of the capital due to:	100	0	-35882	0	-94548	-130430
Уменьшение Reducing of the stock nominal	101	-	x	x	x	0
Reducing of stock's number	102	-	x	x	x	0
Reorganization of legal entity	103	-	x	x	-	0
Other	109	-	-35882	-	-94548	-130430
Balance by the 31st of December of the past year	110	606164	19781299	16818	374682	20778963
2003 (reporting year)						
Changes in accounting politics	120	x	x	x	148981	148981
Result of the revaluation of the objects of the fixed assets	130	x	3892502	x	-284	3892218
Changes in book-keeping regulations	131	x	-	-	-	0
Balance by the 1st of January of the reporting year	140	606164	23673801	16818	523379	24820162
Result of conversion of currency	150	x	-	x	x	0
Clear profit	160	x	x	x	790	790

Dividends	170	x	x	x	-	0
Assignments to the surplus fund	180	x	x	-	-	0
Capital increasing due to:	190	0	-68579	0	68575	-4
Additional issue of stocks	191	-	x	x	x	0
Increasing of the stocks nominal value	192	-	x	x	x	0
Reorganization of legal entity	193	-	x	x	-	0
Other	199	-	-68579	-	68575	-4
Reducing of the capital due to:	200	0	0	0	-29243	-29243
Уменьшение Reducing of the stock nominal	201	-	x	x	x	0
Reducing of stock's number	202	-	x	x	x	0
Reorganization of legal entity	203	-	x	x	-	0
Other	209	-	-	-	-29243	-29243
Balance by the 31st of December of the reporting year	210	606164	23605222	16818	563501	24791705

II. RESERVES

Index		balance	receipt	used	balance
name	Code				
1	3	4	5	6	6
Reserves founded in accordance with the legislation Data of the previous year Data of the reporting year	220	13841	2977	-	16818
Reserves created in accordance with the chartered documents Data of the previous year	230	16818	-	-	16818
Data of the reporting year **Reserves founded in accordance with the legislation** Data of the previous year	240	-	-	-	0
Data of the reporting year	250	-	-	-	0
Evaluation reserves **Reserves on the doubtful debts** Data of the previous year Data of the reporting year **Reserve against the financial investments devaluation** Data of the previous year	260	-	189752	-	189752
Data of the reporting year	270	189752	146300	189752	146300
Reserve on the liabilities arisen due to go out of business recognition Data of the previous year	280	-	-	-	0
Evaluation reserves **Reserves on the doubtful debts** Data of the previous year	290	-	-	-	0
Data of the reporting year **Reserve against the financial investments devaluation** Data of the previous year	300	-	-	-	0
Data of the reporting year	310	-	-	-	0
Reserve created due to the consequences of economic activity factors Data of the previous year	320	-	-	-	0

Data of the reporting year	330	-	-	-	0
Reserve against the of stocks of materials and capital equipment's cost reducing. Data of the previous year	340	-	-	-	0
Data of the reporting year	350	-	-	-	0
Other Data of the previous year Data of the reporting year	360	-	-	-	0
Reserves on further expenses: Reserve on remunerations payment at the outcome of the year Data of the previous year	370	-	-	-	0
Data of the reporting year					
Reserve on vacation pay (including assignments). Data of the previous year					
Other Data of the previous year	380	-	-	-	0
Data of the reporting year	390	-	-	-	0
Reserves on further expenses: Reserve on remunerations payment at the outcome of the year Data of the previous year					
Data of the reporting year	400	-	-	-	0
Reserve on payment of long-service annual bonus Data of the previous year	410	-	-	-	0
Data of the reporting year					
Reserve on repair of the fixed assets Data of the previous year	420	-	-	-	0
Data of the reporting year	430	-	-	-	0
Other Data of the previous year					
Data of the reporting year	440	-	1593842	1593842	0
Data of the reporting year	450	-	1699047	1699047	0
Reserve on payment of long-service annual bonus Data of the previous year					
Data of the reporting year	460	-	-	-	0
Reserve on repair of the fixed assets Data of the previous year	470	-	-	-	0

REFERENCE

Index		Balance at the beginning of the year		Balance at the end of the year	
Name	Code				
1	2	3		4	
1) Net assets	480	24888741		24851878	
		From the budget		From the off-budget funds	
		For the reporting year	For the previous year	For the reporting year	For the previous year
		3	4	5	6
2) Received for expenditures over the daily activity – total	490	0	0	0	0
Including:					
Compensations of Chernobyl veterans	491				
Capital investments in the intangible assets	492				
2) Received for expenditures over the daily activity – total	500	0	0	0	0
Including:					
	501				
	502				

CASH FLOW STATEMENTS

		Codes		
	Form №4 by OKUD	0710004		
For the year **2003**	Date (year, month, date)	2003	12	31
Institution: **"JSC "Kuzbassenergo"**	By OKPO	105638		
Identification number of tax payer	INN	4200000333		
Activity type: **Production**	By OKVED	40.10.11		
Legal form/ form of ownership: corporate	by OKOPF/OKFS	47/41		
Measuring unit: RUR thousands.	By OKEI	384		

Index		For the reporting period	For the same period of the previous year
Name	Code		
1	2	3	4
Demand balance at the beginning of the reporting period	010	163869	52907
Cash flow provided by current activities Assets received from the buyers, customers	020	14065466	9206348
Proceeds from the purchased foreign currency	030	7191	72358
Proceeds from emergency circumstances	040	-	-
Receipts from the account inside the company	045	21053251	15582189
Other proceeds (income)	050	4821239	6712275
Cash outflow, aimed to:			
Payment of acquired goods, works, services, raw materials and other circulating assets	150	(11294243)	(9372715)
remuneration of labour	160	(1298611)	(1401450)
dividends and interests paid	170	(65)	(7678)
Tax and fees paid	180	(2860639)	(2599593)
Payment caused by emergency circumstances	181	-	-
Transfer from the account to account inside the company	182	(21053251)	(15582189)
Social payments	183	(84944)	(63187)
Other expenses (payments)	190	(2398913)	(1874671)
Net cash provided by the current activity	200	956481	671687
Cashflow from investing activity Proceeds from sale of the fixed asset's objects and other intangible assets	210	27819	588363
Proceeds from securities sale and other financial investments	220	98301	34251
Received dividends	230	1744	73
Received interests	240	45	-
Proceeds from repayment of loan granted to the other companies.	250	600	-
Other proceeds	260	-	-
Acquisition of affiliated companies	280	-	-
Acquisition of the objects of the fixed assets, income investments and intangible assets	290	(754955)	(1287429)
Acquisition of securities and other financial investments	300	(338013)	(202782)
Loans granted to other companies	310	(600)	-
Other expenses	320	-	-
Net cash from the investing activity	340	(965059)	(867524)
Cashflow from financing activity Proceeds from the stock issue or other share securities	350	-	-
Proceeds from loans and credits granted to other companies	360	6063990	2377857
Proceeds provided by target financing	370	-	-
Other income	380	-	-

Repayment of loans and credits (except percents)	390	(5920990)	(1911616)
Extinction of obligation under the finance lease	400	-	-
Other expenses	405	(236324)	(159442)
Net cash provided by financing activity	410	(93324)	306799
Net increasing (decreasing) of cash and cash equivalents	420	(101902)	110962
Balance of money terms at the end of the reporting period	430	61967	163869
Ration of foreign currency to the RUR	440	-	-

APPENDIX TO THE BALANCE SHEET

		Codes		
	From № 5 by OKUD	0710005		
Fro the year **2003**	Date (year, month, date)	2003	12	31
Institution: JSC "Kuzbassenergo"	By OKPO	105638		
Tax payer code:	INN	4200000333		
Activity type: Production	By OKVED	40.10.11		
Legal form/ form of ownership: joint-stock	by OKOPF/OKFS	47/41		
Measuring unit: RUR thousands	By OKEI	384		

1. LOAN PROCEEDS

Index		Availability at the beginning of the reporting year	Received	Retired	Availability by the end of the reporting year
Name	Code				
1	2	3	4	5	6
Objects of intellectual property (exclusive rights to the results of intellectual property)	010	4	0	0	4
Including: Patent holder has exclusive right to invention, production prototype, utility model	011	-	-	-	0
Right holder has right to the computer programs, data base.	012	-	-	-	0
The Holder has right to the trade mark and service mark, name of the goods origin	014	4	-	-	4
Organization expenses	020	-	-	-	0
Business reputation of the company	-	-	-	-	0
Other	040	-	-	-	0
Total	045	4	-	-	4

Index		By the beginning of the reporting year	By the end of the reporting year name
name	code		
1	2	3	1
Amortization of intangible assets – total	050	1	Amortization of intangible assets – total

Fixed assets

Index: Name	Code	Availability at the beginning of the reporting year	Received	Retired	Availability by the end of the reporting year
1	2	3	4	5	6
Buildings	110	8868592	170965	164268	8875289
Constructions and transfer mechanisms	111	24597577	550847	117900	25030524
Machines and equipment	112	29785307	1480770	294309	30971768
Transport	113	261368	35772	10186	286954
Production and household equipment	114	81047	21510	18062	84495
Plough cattle	115	-	-	-	0
Productive cattle	116	-	-	-	0
Long-term plantings	117	341	-	-	341
Other types of the fixed assets	118	10966	-5836	736	4394
Lands and objects of nature management	119	531181	39948	63	571066
Capital investments in the radical land amelioration.	120	-	-	-	0
Total:	130	64136379	2293976	605524	65824831

Index: Name	Code	By the beginning of the reporting period	By the end of the reporting period
1	2	3	4
Amortization of the fixed assets – total	140	40747885	41976678
Including: Buildings and constructions	141	19654755	20040398
Machines, equipment, transport	142	21058883	21898646
Other	143	34247	37634
Objects of the fixed assets handed over the lease – total	150	415956	824929
Including:			
Buildings and constructions	151	282385	469651
Machines, equipment, transport	152	100425	320126
Other	153	33146	35152
Objects of the fixed assets handed over the mothballing	155	108081	104684
Objects of the fixed assets rented.	160	463	485
Including:			
Buildings and constructions	161	-	-
Machines, equipment, transport	162	463	485
Other	163	-	-
Real estate objects accepted to maintenance and being in the State registration .	165	96217	39745
	Code	**By the beginning of the reporting year**	**At the beginning of the previous year**
As reference .	2	3	4
Result of the fixed assets revaluation:	170	3892218	4740383
original (replacement) price	171	12085980	16282514
amortization	172	8193762	11542131
Change in the cost of the fixed assets objects due to rebuilding, reequipment, reconstruction, partial liquidation.	**Code**	**By the beginning of the reporting year**	**At the beginning of the previous year**
	2	3	4
	180	1284653	1532428

Income investments in the material values

Index		Index	Received	Retired	Availability at the end of the reporting year
name	name				
1	2	3	4	5	6
Property care of leasing	210	-	-	-	0
Property submitted under the lease contract	220	-	-	-	0
Other	230	29	-	16	13
Total	240	29	0	16	13
	Code	At the beginning of the reporting year	At the end of the reporting year		
1	2	3	4		
Amortization of revenue investments in the material values.	250	1	3		

Expenditures on research engineering, development activity and technological works (NIOKR).

Works		Availability at the beginning of the reporting year	Received	Retired	Availability at the end of the reporting year
Name	Code				
1	2	3	4	5	6
total	310	0	12074	9996	2078
Including:					
Elaboration of technical documentation	311	-	6007	4968	1039
	312	-	-	-	0
Other	313	-	6067	5028	1039

As reference. Amount of expenditures on the unfinished research engineering, development activity and technological works	code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
	320	-	1039

Amount of expenditures on research engineering, development activity and technological works not given positive results referred to the extraordinary expenditures.	code	For the reporting period	For the same period of the previous year
	2	3	4
	330	3985	1027

Expenditures on nature resources elaboration

Indexпоказатель		Balance by the beginning of the reporting period	Received	Wrote-off	Balance by the end of the reporting period
Name	code				
1	2	3	4	5	6
Expenditures on nature resources elaboration - total	410	0	0	0	0
Including:					
	411	0	0	0	0
	412	0	0	0	0
	413	0	0	0	0

	code	By the beginning of the reporting period	By the end of the reporting period
As reference. Amount of expenses on depth sections, not finished research and a deposit evaluation, investigation and (or) hydro-geological researches and other similar activity	420	-	-
Amount of expenditures provided by nature resources elaboration referred to the extraordinary expenses as ineffective in the reporting period.	430	-	-

Financial investments

Index		Long-term		Short-term	
Name	Code	At the beginning of the reporting year	At the end of the reporting year	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4	5	6
Investments in the chartered (pooled) capitals of other companies - total	510	207813	207134	0	0
Including: affiliated and subsidiaries	511	206156	206477	0	0
State and municipal securities	515	0	0	0	0
Securities of other companies – total	520	0	0	34797	5421
Including debt securities (bonds, bills)	521	0	0	34797	5421
Granted loans	525	0	0	0	0
Deposits	530	0	0	0	0
Other	535	0	0	0	0
Total	540	207813	207134	34797	5421
Financial investments having a current market value from the total amount: Investments in the chartered (pooled) capitals of other companies - total	550	0	0	0	0
Including: affiliated and subsidiaries	551	0	0	0	0
State and municipal securities	555	0	0	0	0
Securities of other companies – total	560	0	0	0	0
Including debt securities (bonds, bills)	561	0	0	0	0
Other	565	0	0	0	0
Total	570	0	0	0	0
As reference: At the financial investments having a ccurent market value, change in the cost resulted valuation correction.	580	0	0	0	0
At the debt securities, difference between the initial cost and nominal cost is referred to the financial result of the reporting year.	590	0	0	0	0

Accounts payable and receivable

Index		Balance by the beginning of the reporting year	Balance by the end of the reporting year
Name	Code		
1	2	3	4
Accounts receivable:			
Short-term – total	610	2322781	3466642
Including: Payments with buyers and customers	611	1540400	1591089
Advances paid	612	406946	272751
Other	613	375435	1602802
Long-tern – total	620	1368559	1274740
Including:			
Payments with buyers and customers	621	634467	515197
Advances paid	622	1176	713
Other	623	732916	758830
Total	630	3691340	4741382
Account payable:			
Short-term- total	640	3834660	5787561
Including:			
Payments with suppliers and contractors	641	635887	1157509
Advances received	642	142559	112547
Tax and fees paid	643	389847	648906
Credits	644	1408515	1555161
Loans	645	117000	554690
Other	646	1140852	1758748
Long-term – total	650	2517274	1908431
including: Payments with suppliers and contractors	651	1906402	1343020
Tax and fees paid	652	412606	415478
Credits	653	-	-
Loans	654	5541	3000
Other	655	192725	146933
Total	660	6351934	7695992

Expenditures on the principal activity (on the expenses segments)

Index		For the reporting period	For the previous period
Name	Name		
1	2	3	4
Tangible expenses	710	7411789	5940511
Remuneration of labour	720	1053824	1088755
Social needs assignments	730	337839	356915
Amortization	740	1662780	1406953
Other expenses	750	4878764	4126552
Total on the expenses segments	760	15344996	12919686
Change of balance (growth [+], reducing [-]):			
work-in-process	765	-4	-1603
Further period expenses	766	-20035	82160
Further expenses funds	767	0	0

Guarantee

Index		Balance by the beginning of the reporting year	Balance by the end of the reporting year
Name	Name		
1	2	3	4
Received – total	810	244531	240032
Including the bills of credit			
Real estate being in pledge	811	244531	240032
Where: objects of the fixed assets	820	0	0
Securities and other financial investments			
Other	821	0	0
Granted – total	822	0	0
Including the bills of credit	823	0	0
Real estate being in pledge	830	2675017	1665978
Where: objects of the fixed assets			
Securities and other financial investments	831	0	0
Other	840	2675017	1665978
Received – total			
Including the bills of credit	841	1410620	64142
Real estate being in pledge	842	10000	0
Where: objects of the fixed assets	843	1254397	1601836

State assistance

Index		Reporting period	For the same period of the previous year
Name	Name		
1	2	3	4
Budgetary cash received in the reporting period – total	910	0	0
Including:			
	911		
	912		

		By the beginning of the reporting period	Received during the reporting period	Repaid during the reporting period	By the end of the reporting period
1	2	3	4	5	6
Budgetary credits – total	920	0	0	0	0
Including:	921				
	922				

EXPLANATORY NOTE FOR THE BALANCE SHEET FOR THE YEAR 2003

CONTENTS

1. General information
2. Accounting policy
2.1. Base of compiling
2.2. Assets and liabilities in foreign currencies
2.3. Short-term and long-term assets and liabilities
2.4. Intangible assets
2.5. Fixed assets
2.6. Investments in shares
2.7. Promissory notes
2.8. Inventory stocks
2.9. Production in progress
2.10. Deferred expences
2.11. Buers' and customers' liabilities
2.12. Deferred expences reserve
2.13. Income declaration
2.14. Additional and reserve capital
2.15. Transformations in accounting policy
2.16. Comparative data
3. Opening essential indices of the accounts
3.1. Fixed assets
3.2. Building in progress
3.3. Long-term investments
3.4. Inventory
3.5. Buers' and customers' liabilities
3.6. Other long-term liabilities
3.7. Short-term accounts payable
3.8. Extra capital
3.9. Company's shares
3.10. State assistance
3.11. Main affiliated and dependent companies
3.12. Barter operations
3.13. Income and expences for ordinary types of activity
3.14. Other operational income and expences
3.15. Other extraordinary income and expences
3.16. Taxes
3.17. Results of force-majeure
3.18. Activity to finish
3.19. Profit per share
3.20. Affiliated entities
3.21. Information by segments
3.22. Events after the reporting date
3.23. Conditional liabilities

1. General information

Kuzbass Open Joint Stock Company of Energy and Electrification (JSC "Kuzbassenergo")
occupies:
producing electrical and heat energy;
transition electrical and heat energy;
supply (sale) electrical and heat energy by fixed tariffs in accordance with operations schedules of electrical and heat loading,
renders services:
supply energy to organizations;
communications facilities, including telecommunications;
conveyance of passengers, cargo by motor transport;
presents medical care,including facilities in sanatoria and health resorts,
realizes:
capital repair,
technical reequipment,
reconstruction and development of regional energy system;
assembling, setting upand repair of energy objects, heat energy equipment;
roviding work capacity of electrical and heat network;
exploitation, assem,ling, repair of coppers and vessel, working under pressure, steam and hot water tubing;
providing exploitation of energy equipment in accordance with the acting norm demands,
technical reequipment and reconstruction of energy objects;
JSC "Kuzbassenergo" includes 7 affiliated companies, dependent JSCs - none.
JSC "Kuzbassenergo" was founded according to the decision of State property management ommitee of Kemerovo region dd. 21.09.93. № 330 and resolution of Kemerovo administration dd 30.12.93. № 345 about transformationof state enterprise "Kuzbassenergo"to Kuzbass Open Joint Stock Company of energy and electrificetion.
JSC "Kuzbassenergo" was registered 30.12.93. adress: 30, Kuznetsky pr., Кемеrovo,650099.
JSC "Kuzbassenergo" has representatives in Moscow which is not a legal entity,acting on the base of Regulations approved by the Board of Directors of the Company.
Besides there are filials:

- *Том-Usinskaya HRES;*
- *Belovskaya HRES;*
- *South-Kuzbass HRES;*
- *Кемеrovo HRES;*
- *Western-Siberian TPS;*
- *Kuznetskaya TPS;*
- *Hovo-Кемеrovskaya TPS;*
- *Кемеrovo TPS;*
- *Northern Electrical nets;*
- *Eastern Electrical nets;*
- *Central Electrical nets;*
- *Southern Electrical nets;*
- *Administration of heat nets;*
- *Energosbyt;*
- *Motor transport enterprise;*
- *103-rd otryad VOHR;*
- *Petrovskaya TPS;*

- *MSCH "Centre of Health "Energetic";*
- *Kuzbassenergosvyaz;*
- *"Magistralnyie Electricak nets" JSC "Kuzbassenergo".*

Personnel quantity of JSC "Kuzbassenergo"as on 31 of December of 2003 – 12 753 persons (on 31 of December of 2002 – 15 713 persons)

JSC "Kuzbassenergo" shares are rated in the Russian trade system.

The Board of Directors of JSC "Kuzbassenergo" includes:

Abyzov Michail Anatolievich – chairman of the Board, JSC RAO "UES of Russia", deputy Chairman of the management Board of the JSC RAO "UES of Russia";

Vagner Andrei Alexandrovich – member of the Board of Directors of JSC RAO "UES of Russia", chief of the Department of electric stations;

Mazukin Valentin Petrovich - member of the Board of Directors, Kemerovo region administration, First deputy Governer of Kemerovo region;

Malofeiev Konstantin Valerievich - member of the Board of directors, JSC"MDM Bank",chief of the Administration of corporative finance;

Michailov Sergei Nicolaievich - member of the Board of directors, JSC "Kuzbassenergo", General Director;

Kulakov Andrei Valentinovich - member of the Board of directors, Representative of the JSC RAO "UES of Russia" for administration of JSCs of the Siberian part of Russia "Sibirenergo", General Director;

Negomedzyanov Alexander Alexandrovich - member of the Board of directors, JSC RAO "UES of Russia", chief of the Department of license fee;

Ogorodnov Sergei Yurievich - member of the Board of directors, JSC"MDM Bank", deputy chief Administration of investment products of the investment Department, deputy chief of Administration of corporative finance of the Investment-Bank Department;

Platonov Vadimir Yurievich - member of the Board of directors, JSC RAO "UES of Russia", deputy chairman of the management Board of the JSC RAO "UES of Russia"- chief of the Department of economicalc safety and regime;

Skuratov Dmitry Yurievich - member of the Board of directors, JSC"MDM Bank", senior expert of the department of markets of stock capital of Administration of corporative finance of Investment-bank Department;

Starchenko Alexander Grigorievich - member of the Board of directors, JSC"MDM Bank", deputy chief of Administration of corporative finance of Investment –bank Department.

The Management Board of JSC "Kuzbassenergo" includes:

Michailov Sergei Nicolaievich – Chairman of the management Board, General Director;

Grebennikov Aleksei Antonovich - member of the Board, first deputy General Director for common questions;

Ivanov Boris Ivanovich - member of the Board, deputy General Director for fuel provision;

Erofeiev Alexander Kuprianovich - member of the Board, deputy General Director for corporative management;

Blagodyr Ivan Valentinovich - member of the Board, first deputy General Director for finance and production provision;

Nesvetailov Vasily Fiodorovich - member of the Board, deputy General Director for energy sale;

Kinzburg Boris Avramovich - member of the Board, deputy General Director for production – technical director.

The Inspection commission of JSC "Kuzbassenergo" includes:

Sidorov Sergei Borisovich - the chairman of the Inspection commission, JSC RAO "UES of Russia", chief of the department of financial audit;

Morozov Michail Afanacievich - member of the Inspection commission, JSC RAO "UES of Russia", chief of the department of financial audit;

Burmistrova Ekaterina Vladimirovna - member of the Inspection commission, Representative of the

JSC RAO "UES of Russia" for Administration of JSCs of the Siberian part of Russia "Sibirenergo", советник по работе ревизионных комиссий;
Canzharovskiy Vsevolod Vsevolodovich - member of the Inspection commission, JSC "Kuzbassenergo", chief of the department of control and analysis;
Glagoleva Anna Anatolievna - member of the Inspection commission, Representative of the JSC RAO "UES of Russia" for Administration of JSCs of the Siberian part of Russia "Sibirenergo", councelor for the Inspection commissions work.

2. Accounting policy

2.1. Base of compiling

Balance sheet of the Company is formed according to the acting in RF rules of accounting, in particular Federal law dd. 21.11.1996. (30.06.2000.) № 129-FL "About accounts", Regulations for accounts "Accounting policy of organization"PBU 1/98, approved by the order of the Ministry of Finance of Russian federation dd. 09.12.1998. № 60n, Regulations for leading in to accounts in RF, approved by the order the Ministry of Finance of Russian federation 20.07.1998. (24.03.2000.) № 34n, order of JSC "Kuzbassenergo" dd. 31.12.2002. № 469 for the year 2003.

2.2. Assets and liabilities in foreign currencies

While accounting economical operations in foreign currency the official rouble rate was used. Aassets and liabilities which cost was expressed in foreign currency are reflected in the accounts in sums calculated on the base of the official rate on the 31 of December of 2003 which was 29,45 rub. per 1 US dollar.
Rate differences that appeared during the year by the operations with assets and liabilities as well as while converting them due to the state on 31 of December of 2003 are reffered to the financial result with the reflection in extraordinary income and losses.

2.3. Short-term and long-term assets and liabilities

in the accounts assets and liabilities with a term of circulation not more than 12 months since the day after the reporting date, are reffered to short-term. All the rest asets and liabilities are presented in the accounts as long-terme.

2.4. Intangiible assets

The exclusive rights of the Company to the trade mark are reflected in the contents of intangible assets. The itangible assets amortization is calculated by line method according to the following terms of use: Rights to a trade mark - 10 years.

2.5. Fixed assets

Fixed assets include lands, buildings, machines, equipment, vehicle and other objects which time period of exploitation is more than 12 months.

The objects of real property capital investments of which is completed, basic accept-disposal documents are drawn up, the documents are transferred to be nationally registered and are almost in exploitation, are accounted as fixed assets.

As on the 1of January of 2003 The Company reevaluated its fixed assets in accordance with retail prices.

Depreciation of the fixed assets was added by a linear way from the terms of actual using of these objects. Over the objects of the fixed assets subject to accounting by 01.01.2002, depreciation was added in accordance with the Regulations adopted by the Sovmin of USSR dd. 22 of October 1990 № 1072 "On the unique norms for depreciation deductions to complete reconstruction of the fixed assets of USSR national economy".

Over the objects of the fixed assets subject to accounting since 01.01.2002 the depreciation was added in accordance with the Resolution adopted by the RF Government dd.01.01.2002 №1 "on classification of the fixed assets included in the depreciation groups".

First (replacement) cost of fixed funds as on 01.01.2003. for JSC "Kuzbassenergo"was 64 136 379 thousand roubles
First (replacement) cost of fixed funds during the year increased in 2,6 %, than was 65 824 831 thousand roubles, including:

a)increased on 2 293 976 thousand roubles by:	
entering objects of FA(reconstruction,reequipment, equipment that doesn't require assambling)	*2 226 377 thousand roubles*
gratis accepted FF,return from lease, redemption of lands,	*50 619 thousand roubles*
- entering objects of FA costing till 10 000 thousand roubles	*16 980 thousand roubles*
b) reduced on 605 524 thousand roubles by:	
liquidation	*396 142 thousand roubles*
realization, gratis transfer, other retire FA	*190 270 thousand roubles*
writing off to production FA costing till 10000 rub.	*19 112 thousand roubles*

2.6. Investments in shares

Investments in shares of affiliated companies in sum of 205 736 thousand roubles and other companies - 603 thousand roubles are shown by actual expences for purchasing. Reserve for devaluation of securities was not created.

Deposit to the authorized capital (share) is shown in the sum of 795 thousand roubles. Transformation by long-term deposits for the year 2003 was 679 thousand roubles. The increase in 321 thousand roubles took place at the expence of additional deposits to the authorized capital of the affiliated company LTD "Bill Centre". The reduce in 1 000 thousand roubles took place at the expence of sale of the shares of JSC 'Moscow DTSE "Tushino".

List of investments to the filial and other associations

thousand roubles

№	Name of the Company, Association	Deposit to Authorized capital 01.01.2003.	Deposit to Authorized capital 01.01.2004.
1.	LTD "Journal TEC and resources of Kuzbass"	50	50
2.	JSC "Primula"	10	10
3.	CB "Kuzbassugolbank"	589	589
4.	JSC "Moscow DTsE "Tushino"	1 000	-
5.	TOO "Yugo-zapad"	4	4
6.	JSC "Bagran"	4	4
	Total:	**1 657**	**657**
1.	LTD "Prokopievskenergo"	19 380	19 380
2.	LTD "Supervolokno"	240	240
3.	JSC "Kuzbasshydroenergostroy"	118 619	118 619
4.	JSC "Andreevskoye"	36 437	36 437
5.	LTD "Bill Centre"	80	401
6.	LTD "Sbytenergo"	100	100
7.	JSC "Vodokanal"	31 300	31 300
	Total:	**206 156**	**206 477**
	Sum total:	**207 813**	**207 134**

2.7. Promissory notes

During the year it was purchased bills of 3-rd persons in a sum of 2 061 847 thousand roubles. Bills are shown at a cost of purchasing. Disparity between the cost of purchasing and the nominal cost of securities is being included evenly.

2.8. Inventory stocks

Inventory stocks in sum of 1 199 756 thousand roubles evaluated by actual expences for purchasing Evaluation of inventory stocks while delivery to production and other retire realized in 2003 as well as in 2002, at average prime cost.

2.9. Production in progress

The expences at the production in progress in the sum of 865 thousand roubles are evaluated by actual prime cost. The given expences were formed at repair production whilr producing details and units.

2.10. Deferred expences

The expences made by the Company in the reporting year but referring to the following reporting periods sre reflected as deffered expences. Such expences of the Company include:

- The rent, transferred in accordance with a contract for the following periods;

- The expences for periodicals subscribed, payed for the future year, half of the year, are recognized as every accounting month expences amounting 1/12, 1/6of total sum, accordingly;

- The expences for purchasing programme securities by contracts;

- The expences connected with tuition fees by contracts with educational institutions for manpower

training;

- Voluntary insurance payments;

- Sums of impending payment for the time of vacationsa to be included by parts to the prime cost of everu accounting month of the year;

- Profit tax on a base of period of transition to pay in the years after 2003.

2.11. Buers' and customers' liabilities

Buers' and customers' liabilities is determined according to the prices and tariffs fixed by contracts between the Company and buers taking into consideration all discounts.

2.12. Deferred expences reserve

To include evenly assets of industrial and productive purpose to the amount of production expences a reserve was created in the Company. Its purpose is to fulfill repait works according to the expences approved in estimate.

In 2003 the reserve to fulfill repair works in the Company amounted 1 699 047thousand roubles.

At the end of the year a correction of the reserve for repair is to be made:

- sacred sums for repair of fixed assets (by the results of inventorization) are to be reversde an entry;

- in case of deficiency in reserve assets for repair charge extra is to be done by debit accounts and credit of the bill 96 " Deferred expences reserve", a control account "reserve for fixed assets repair (including leased) of production service".

In 2003 the doubtful debts reservewas established. The amount of the reserve was determined separately for everu doubtful debt according to the financial state of a debtor and evaluation of possibility ofpaing the debt off completely or partially. The charged reserve is to be sent for covering losses from bad debts.

The doubtful debts reserve sums unused in the reporting year were joined to the income of the reporting year to the credit of the bill 91 "Other income and expencces" to the composition of the other extraordinary income in correspondance with the bill 63 "Doubtful debhts reserves".

2.13. Income declaration

The gain from products sale and servicing recognized for the purposes of accounting as far as products were shipped to the consumers and accounting documents were shown to them is reflected in Profit and loss statement exept VAT, sale tax, export duties, discountss, given to buyers and other similar obligatory payments.

The gain from products sale and servicing recognized for the purposes of taxation as far as funds and payments arrived to the accounts.

Income from the ordinary types of activity of the Company include:

- gain from electrical energy sale;

- gain from the increased payment to the tariff for the compensation of reactive power;

- gain from received for the condensate not returned;

- gain from additional feedind and chemically cleared water;

- energy suppliung service;

- gain goods sale;

- gain from works (services) made on the side;

- gain from naturel econome products sale;

- gain from medical service sale on the side;

- gain from pass sale on the side;

- gain from cateringservice sale;
- gain from the sale of other goods, products, services.

2.14. Additional and reserve capital

Additional capital was formed at the expence of price appreciation of fixed assets, assessed while revaluating.

2.15. Transformations in accounting policy

Some changes were made in the issuer's accounting policy as to compare 2003 with 2002:

The recalculation of annual balance sheet for the year 2002 was made as on 01.01.200.3 in accordance with the demands of sequence of regulations of PBU 18/02. Entrance remains of the Balance were changed by the deferred assets of the bill 09 "Deferred tax assets" amounting 315 479 thousand roubles and deferred liabilities of the bill 77 "Deferred tax liabilities" amounting 166 498 thousand roubles "Undisposed profit" amounting 148 981 thousand roubles.

2.16. Comparative data

Comparative data in the accounts for the year 2003 are formed by correction of the data of final accounts for the year 2002 to bring them in correspondence with the transformations in forms of accounts for 2003.
In the introductory balance of 2003 the results of revaluation of fixed assets, deferred tax assets and liabilities on 01.01.2003 .are reflected. Balance currancy changed to 4 207 697 thousand roubles.
Transformations took place at the expence of:

- revaluation of fixed assets	*3 892 218 thousand roubles*
- recalculation in accordance with the demands of PBU 18/02	*315 479 thousand roubles*

In 2003 JSC "Kuzbassenergo" RDU JSC "Kuzbassenergo" affiliated to Kuzbass RDU – filial "SO-TSDU UES".

3. Opening essential indices of the accounts

Evaluation of the Balance structure

For the year 2003 the JSC"Kuzbassenergo" balance currency increased on 1 500 679 thousand roubles to 32 908 058thousand roubles.

The total amount of intangible assets grew to 302 215 thousand roubles and amounted by the end of the reporting period - 25 986 325 thousand roubles. The transformations in the structure of intangible asets have the following reasons:

- reducing volumes of building in progress on 14,9 % or 263 626 thousand roubles;

- increasing the rest cost of fixed assets on 2 % or 459 659 thousand roubles;

- growth of the reflected in the Balance deferred tax assets on 33,9 % or 106 879 thousand roubles.

Aalysis of financial stability coefficients of JSC "Kuzbassenergo"

Indexes	Notation conventions	01.01.2003.	31.12.2003.	Measurement data
Own capital (SH part of Balance), thousand roubles	SI	24 820 162	24 791 705	
Fixed capital (p.120 of Balance), thousand roubles	OS	23 388 494	23 848 153	
Валюта баланса (p.300 of Balance), thousand roubles	VB	31 407 379	32 908 058	
Obtained funds (sum of IV & V parts of Balance), thousand roubles	PS	6 587 217	8 116 353	
Non-working assets (I раздел баланса), thousand roubles	VA	25 684 110	25 986 325	
Working assets (without p.216), thousand roubles	OA	5 622 303	6 840 802	
Total amount of stores (p.210 of Balance-p.216), thousand roubles.	Z	1 010 084	1 118 825	
Funding ratio	Kf=SI/PS	3,77	3,05	>1
Investing coefficient	Kb=SI/OS	1,06	1,04	>1
Autonomy coefficient	Ks=SI/VB	0,79	0,75	>0,6
Terrestrial assets coefficient	Kzs=PS/VB	0,21	0,25	<0,4
Debt coefficient	Kd=PS/SI	0,27	0,33	<1
Coefficient of provision with own working assets	Koss=(SI-VA)/OA	-0,15	-0,17	>0,1
Coefficient of provision with мaterial stores by own assets	Komz=(SI-VA)/Z	-0,86	-1,07	0,6-0,8
Coefficient of mobility of own capital	Kм=(SI-VA)/SI	-0,03	-0,05	0,5

Financial stability absolute indexes

Presence of own working assets, thousand roubles	SOS=SI-VA	-863 948	-1 194 620
Long-term liabilities (IV part of Balance), thousand roubles	DP	2 683 772	2 268 478
Presense of own and long-term borrowed sources of forming stores and costs, thousand roubles	SD=SOS+DP	1 819 824	1 073 858
Short-term borrowed sources (p.610 of Balance), thousand roubles	KZS	1 525 515	2 109 851
Total amount of main resources of forming stores and costs	OI=SD+KZS	3 345 339	3 183 709
Surplus (+),deficiency (-) in own working assets, thousand roubles	^SOS=SOS-3	-1 874 032	-2 313 445
Surplus (+),deficiency (-) in own and long-term borrowed sources of forming stores, thousand roubles	^SD=SD-3	809 740	-44 967
Surplus (+),deficiency (-) in total amount of main sources of forming stores, thousand roubles	^OI=OI-3	2 335 255	2 064 884
Triple-component index S	{^SOS;^SD;^OI}	{0;1;1}	{0;0;1}

Evaluation of financial indices for the totals of economic activity

Indices of activity of JSC "Kuzbassenergo" and their valuation are shown in the table.

JSC "Kuzbassenergo"financial activity indices

Index	01.01.03.	31.12.03.	Transformation	Norm
Current liquidity coefficient	1,11	0,96	-0,15	1,0-2,0
Characterizes the payment capacity of the enterprise while total mobilization of current assets (sale of all stocks, all accounts received – term of paying back is less than a year). The Analysis of the Liquidity coeffitients shows that paying capacity of the Company takes a low level and got worse if to compare with the beginning of the year. *By the end of the year the current liquidity coefficient amounted 0,96, i.e. the Company could pay 96% of its short-term liabilities off if mobilizes all current assets.*				
Investment coefficient	1,06	1,04	-0,02	>1
Investment coefficient shows the part of own assets addressed to forming main capital (fixed assets). Thje index value more than 1 says that tha main capital totally formed at the expence of own sources.				
Financing coefficient	3,77	3,05	-0,72	>1
The given index shows financial autonomy of the Company and how much own fied assets are per 1 rouble in borrowed assets. Financing coefficientby the end of 2003 - 3,05 shows that per 1 rub. of the borrowed assets was 3rub. 05 коp. own.				
Debt coefficient	0,27	0,33	0,06	<1
The given index shows financial autonomy of the Company and how much funds areper 1 rouble in own assets thus per 1 rouble of own assets on 31.12.2003. attracted 33 kopoks of borrowed.				
Autonomy coefficient	0,79	0,75	-0,04	>0,6
The given index shows the share of property, formed at the expence of own sources (authorized, additional capital, undisposed profit etc.). If the index is more than 50 %, the risk of creditors is minimuos. By the end of the reporting period the value of the index amounted 75%.				
Borrowed assets средств coefficient	0,21	0,25	0,04	<0,4
The given index shows the share of property formed by the borrowed assets (credits and loans, accounts payable etc.). For the reporting period the value of the index increased to 0,25, and shows that 25% of property of the Company was formed at the expence of the borrowed assets.				
Own fixed assets provision coefficient	-0,15	-0,17	-0,02	>0,1
The given index shows the degree of privision the Company with own current assets. Negative value of the index means the absence of own current asets.				

3.1. Fixed assets (article 120 of Balance sheet)

Quality characteristics of fixed assets of the JSC «Kuzbasenergo»is being characterized by indices, shown in the table « JSC "Kuzbassenergo" fixed assets flow (exept affiliated for the year 2003". The data in the table shows that the in 2003 the share of active part of fixed assets increased in 1,04 times and was 49,1 % by the end of the year.

Fixed assets were used up (63,8%)and required renewal.

JSC "Kuzbassenergo" fixed assets flow (exept affiliated for the year 2003

Figure's name	Rest by 01.01.2003.	Came	Dropped out	Rest by 31.12.2003.	in % to total
First cost of fixed assets, thousand rub.	64 136 379	2 293 976	605 524	65 824 831	102,6
Including:					
Active part, thousand rub.	30 127 722	1 538 052	322 557	31 343 217	104,0
depreciated cost of fixed assets, thousand rub.	23 388 494			23 848 153	102,0
Доля активной части основных средств, %	47,0			49,1	
Validity coefficient, %	36,5			37,4	
Figure's name	Остаток на 01.01.2003.	Поступило (введено)	Выбыло	Остаток на 31.12.2003.	в % к итогу
Deterioration coefficient, %	63,5			63,8	
Renewal coefficient, %				3,5	
Retirement of assets coefficient, %				0,9	

As on the 01.01.2003. on the balance of JSC «Kuzbassenergo» amounted fixed assets by full cost 64 136 379 thousand rub., including main production funds - 62 410 481 thousand rub.

In 2003 fixed assets amounted 2 293 976 thousand rub., including new funds - 1 897 008 thousand rub., and received gratis from third organizations - 334 thousand roubles.

Productive funds amount 2 174 978 thousand rub., including:
- Buildings 155 495 thousand rub.
- Constructions 536 425 thousand rub.
- Machines and equipment 1 455 138 thousand rub.
- Transport 17 340 thousand rub.
- Other 10 580 thousand rub.

The main part of the objects of fixed assets by finished capital building and reequipment and actually amounted 2 117,9 млн. rub.

For thr reporting period retired 605 524 thousand rub. of fixed assets including liquidated objects amounting 415 550 thousand rub., realized 95 605 thousand rub., gratis delivered to authorities and other organizations - 93 185 thousand rub.

The rest of the fixed assets of the JSC «Kuzbassenergo» as on 31.12.2003. amounted 23 848 153 thousand rub., including production funds of the main type of activity 22 468 508 thousand rub.,. Including according to types:

- *Buildings 5 114 195 thousand rub.*
- *Constructions 8 317 755 thousand rub.*
- *Machines and equipment 8 932 894 thousand rub.*
- *Transport 62 462 thousand rub.*
- *Other 41 202 thousand rub.*

3.2. Building in progress (article 130 of Balance sheet)

The Company is building and reconstructing the objects of the JSC "Kuzbassenergo". By the beginning of 2003 the expences for the building in progress amounted 1 772 thousand rub. By the end of the year 2003 the expences for the building in progress amounted 1 508 667 thousand rub.

Decoding of essential objects of the building in progress:

- *приемное устройство угля с установкой 2-х вагоноопрокидывателей на Томь-Усинской ГРЭС - 125 668 thousand rub.;*
- *starting complex of the copper st. № 16 IX line of widening Кеmerovo HRES - 204 689 thousand rub.;*
- *starting complex of the turbine st. № 15 Novo-Кеmerovskaya TPS - 110 098 thousand rub.;*
- *reconstruction of Belovskaya HRES in th sum of 26 283 thousand rub.;*
- *pool-freezer at Western-Siberian TPS - 119 011 thousand rub.*

3.3. Long-term investments (article 140 of the Balance sheet)

Long-term investments of JSC "Kuzbassenergo" to the end of reporting year are 207,1 мln. rub., which present:

- *JSC «Kuzbasshydroenergostroy» - 118, 6 мln.rub., (100%),*
- *JSC «Andreievskoie» – 36, 4 мln.rub. (100%),*
- *JSC "Prokopievskenergo" – 19,3 мln.rub. (60%),*
- *JSC «IPO «Vodokanal» – 31, 3 мln. rub.(74,5%),*
- *JSC CB "Kuzbassugolbank" – 0,589 мln. rub. (0,17%),*
- *JSC «Bagran» – 0,0035 мln.rub. (7,14%),*
- *JSC "Primula" – 0,001 мln. rub. (0,25%),*
- *LTD «Bill centre Kuzbassenergo» - 0,401 мln.rub. (100%),*
- *LTD «Sbytenergo» - 0,1 мln. rub. (100%),*
- *LTD "Supervolokno" - 0,24 мln. rub. (100%),*
- *LTD «Journal FEC and Resources of Kuzbass» - 0,05 мln. rub. (6,7%),*
- *LTD "South-West" - 0,004 мln.rub. (7,69%),*

In the year 2003 long-term financial investments reduced on 1 мln. rub., that is connected with the competitive realization of the share holding of JSC «Moscow business centre of electrical energy «Tushino» (decision of the Board of directors JSC "Kuzbassenergo" № 4/9 dd. 26 of September of the year 2003). Shares don't have market cost, because are not rated at the fund market. All investments are evaluated according to balance cost.

Decoding of the essential objects of long-term financial investments is shown in the table

№	Securities issuer	Share in authorized capital	Balance cost (thousand roubles)	Authorised capital (thousand roubles)
1	LTD "South-West"	7,69 %	4.5	61
2	JSC "Primula"	0,25 %	10	4 000
3	JSC CB "Kuzbassugolbank"	0,17 %	588, 9	346 345
4	JSC «Bagran»	7,14 %	3, 5	50
5	LTD "Supervolokno"*	60 %	240	400
6	JSC "Prokopievskenergo"*	60 %	19 380	32 300

№	Securities issuer	Share in authorized capital	Balance cost (thousand roubles)	Authorised capital (thousand roubles)
7	JSC «IPO «Vodokanal»*	74,5 %	31 300	42 000
8	JSC «Kuzbasshydroenergostroy»*	100 %	118 619	118 619
9	JSC «Andreievskoie»*	100 %	36 437	36 437
10	LTD «Bill centre Kuzbassenergo»*	100 %	401	401
11	LTD «Sbytenergo»*	100 %	100	100
12	LTD «Journal FEC and Resources of Kuzbass»	6,7 %	50	750
Total			207 134	581 463

3.4. Inventories (article 210 of Balance sheet)

inventories **thousand roubles**

№	Indices	Cost of MPZ		Transformations, ±	Speed of growth, %
		By the beginning	By the end		
1.	Stocks, total (page 210)	1 111 050	1 199 756	88 706	108,0
	Including:				
1.1.	Raw, materials	996 276	1 112 373	116 097	111,7
	The same in % page 2	89,7	92,7	-3,0	X
	Including:				
	Mazut	44 121	62 963	18 842	142,7
	Coal	350 113	563 794	213 681	161,0
	Diesel fuel	0	0	0	0,0
	Auxiliary materials	431 401	331 694	-99 707	76,9
	Spare parts	170 641	153 922	-16 719	90,2
1.2.	Animals, total	0	0	0	0,0
	The same in % page 2	0,0	0,0	0,0	X
1.3.	Expences for producing in progress	869	865	-4	99,5
	The same in % page 2	0,1	0,1	0	X
1.4.	Finished products and goods	9 308	2 523	-6 785	27,1
	The same in % page 2	0,8	0,2	-0,6	X
1.5.	Goods shipped	3631	3064	-567	84,4
	The same in % page 2	0,3	0,3	-0,1	X
1.6.	Deferred expences - total	100 966	80 931	-20 035	80,2
	The same in % page 2	9,1	6,7	-2,3	X
	Including:				
	Vacations	5 358	4 979	-379	92,9
	Periodicals	1037	1 506	469	145,2
	Insurance	11 757	23165	11 408	197,0
	Other	82 814	51 281	-31 533	61,9

3.5. Buers' and customers' liabilities (articles 230 and 240 of Balance sheet)

The main type of activity of the Company is producing and transition ofelectric and heat energy, price (tariff) on which is determined by REK of Kemerovo region.
Indebtness unreal to levy amounts 25 668 thousand rub. written off as losses.

Analysis of accounts receivable

thousand roubles

№	Indices	By the beginning of the period	By the end of the period	Transformations, ±	Speed of growth, %
1.	Long-term accounts receivable (page 230)	1 368 559	1 274 740	-93 819	93,1
	Including:				
1.1.	*For Inventory holdings*	*0*	*0*	*0*	*0,0*
1.2.	*Works,services*	*23*	*20*	*-3*	*87,0*
1.3.	*Advances given*	*1 176*	*713*	*-463*	*60,6*
1.4.	*License indebtness*	*634 444*	*515 177*	*-119 267*	*81,2*
1.5.	*Bills to receive*	*672 938*	*672 938*	*0*	*100,0*
1.6.	*Other*	*59 978*	*85 892*	*25 914*	*143,2*
2	Short-term accounts receivable (page240)	2 322 781	3 466 642	1 143 861	149,2
	Including:				
2.1.	*For Inventory holdings*	*64 853*	*25 817*	*-39 036*	*39,8*
2.2.	*Works,services*	*20 078*	*17 850*	*-2 228*	*88,9*
2.3.	*Advances given*	*406 946*	*272 751*	*-134 195*	*67,0*
2.4.	*License indebtness*	*1 455 469*	*1 547 422*	*91 953*	*106,3*
2.5.	*Bills to receive*	*0*	*0*	*0*	*0,0*
2.6.	*Other*	*375 435*	*1 602 802*	*1 227 367*	*426,9*
3.	Accounts receivable, total	3 691 340	4 741 382	1 050 042	128,4
	в том числе:				
3.1.	*For Inventory holdings*	*64 853*	*25 817*	*-39 036*	*39,8*
	The same in % page 3	*1,8*	*0,5*	*-1,2*	*X*
3.2.	*Works,services*	*20 101*	*17 870*	*-2 231*	*88,9*
	The same in % page 3	0,5	*0,4*	*-0,2*	*X*
3.3.	*Advances given*	*408 122*	*273 464*	*-134 658*	*67,0*
	The same in % page 3	*11,1*	*5,8*	*-5,3*	*X*
3.4.	*License indebtness*	*2 089 913*	*2 062 599*	*-27 314*	*98,7*
	The same in % page 3	*56,6*	*43,5*	*-13,1*	*X*
3.5.	*Bills to receive*	*672 938*	*672 938*	*0*	*100,0*
	The same in % page 3	*18,2*	*14,2*	*-4,0*	*X*
3.6.	*Other*	*435 413*	*1 688 694*	*1 253 281*	*387,8*
	The same in % page 3	*11,8*	*35,6*	*23,8*	*X*

3.6. Other long-term liabilities (article 520 of Balance sheet)

Other long-term liabilities of the Company include the indebtness of JSC "Kuzbassenergo", which paying off will be realized more than in 12 months after the reporting date.

- ***liability to budget and off-budget funds amounting 562 411 thousand rub. according to agreements about debts restructurazation signed by the Company.***

The analysis of long-term accounts payable

thousand roubles

№	Indices	By the beginning of the period	By the end of the period	Transformations, ±	Speed of growth, %
1.	Long-term accounts payable (page520)	2 511 733	1 905 431	-606 302	75,9
	Including:				
1.1.	*To suppliers and contractors*	1 906 402	1 343 020	-563 382	70,4
1.2.	*To the Budget*	379 958	415 478	35 520	109,3
	Including				
	- Federal	374 581	412 236	37 655	110,1
	- territorial	4 378	2 243	-2 135	51,2
	- local	999	999	0	100,0
1.3.	*By profit tax on a period of transition base*	32 648	0	-32 648	0,0
	Including:				
	- Federal	10 202	0	-10 202	0,0
	- territorial	19 725	0	-19 725	0,0
	- local	2 721	0	-2 721	0,0
1.4.	*To off-budget funds*	192 725	146 933	-45 792	76,2
	Including				
	- by Pension fund	119 686	81 597	-38 089	68,2
	- bu Employment fund	0	325	325	0,0
	- by fines, penalties to off-budget funds	73 039	65 011	-8 028	89,0

Comparing to the last year long-term accounts payable reduced on 606 302 thousand roubles or 24,1 %, including:

to suppliers and contractors – on 563 382 thousand roubles;

to off-budget funds – on 45 792 thousand roubles

3.7. Short-term accounts payable (article 620 of Balance sheet)

As compared with the past year the short-term accounts payable increased in whole on 1 368 565 thousand rub. At the same time the indebtness to suppliers and contractors grew on 521 622 thousand rub. or on 82,0%.
The main reason of increasing short-term liabilities was the growth of accounts payable:

Analysis of short-term accounts payable

thousand roubles

№	Indices	By the beginning orf the period	By the end of the period	Transformations, ±	Growth rate, %
1.	**short-term accounts payable** (page 620)	2 309 145	3 677 710	1 368 565	159,3
	Including:				
1.1.	*To suppliers and contractors*	635 887	1 157 509	521 622	182,0
	contractors of electric energy via FOREM	116 829	162 903	46 074	139,4
	fuel contractors	107 687	207 642	99 955	192,8
	works,services	141 032	249 604	108 572	177,0
	By license fee of RAO UES of Russia	116 134	371 627	255 493	320,0
	Other suppliers and contractors,total	154 205	165 733	11 528	107,5
	Including:				
	Concern "Rosenergoatom"	45 455	1 075	-44 380	2,4
1.2.	*Budget*	357 196	616 258	259 062	172,5
	Current:				
	- federal	251 366	385 484	134 118	153,4
	- territorial	84 852	177 616	92 764	209,3
	- local	20 978	53 158	32 180	253,4
1.3.	*Profit tax on the base of transition*	32 651	32 648	-3	100,0
	including:				
	- federal	10 203	10 202	-1	100,0
	- territorial	19 725	19 725	0	100,0
	- local	2 723	2 721	-2	99,9
1.4.	*Off-budget funds*	75 745	74 032	-1 713	97,7
	Including:				
	- pension fund	63 085	62 299	-786	98,8
	- OMS fund	2 843	3 138	295	110,4
	- Social insurance fund	666	559	-107	83,9

№	Indices	By the beginning orf the period	By the end of the period	Transformations, ±	Growth rate, %
	- fines, penalties, off-budget funds	9 151	8 036	-1 115	87,8
1.5.	*Bills to pay*	409 927	972 822	562 895	237,3
1.6.	*Indebtness to filial and dependent companies*	56 964	95 458	38 494	167,6
1.7.	*Indebtness to remuneration of labour*	73 820	66 846	-6 974	90,6
1.8.	*Other*	666 955	662 137	-4 818	99,3

3.8. Extra capital (article 420 of Balance sheet)

Additional capital was formed at the expence of growth of cost of fixed assets that is determined while revaluation.
For the reporting period the additional capital increased on 3 892 218 thousand roubles at the expence of growth of property cost by revaluation and reduced on 68 579 thousand roubles, including:
- 15 357 thousand roubles – Federal property reconstruction;
- writing the library fund off - 4 thousand roubles;
- writtting the sums of additional evaluation of fixed assets while retire - 53 218 thousand roubles.

3.9. Company's shares

As on the 31.12.2003. the authorized capital of JSC "Kuzbassenergo" amounts 606 163 800 rub., consists of 606 163 800 pieces of ordinary shares with a nominal cost 1 (one) rouble per one share. From the total amount of ordinary shares the part which belongs to the Company's employees is 13,7 мln. pieces. (2002 - 16,2 мln. pieces.), legal entities - 578,8 мln. pieces. (2002 - 566,9 мln. pieces), Directors of the Company and affiliated companies owns no shares.

3.10. State assistance

State assistance was not rendered to JSC "Kuzbassenergo" in the reporting year.

3.11. Main filial and dependent Companies

The Company owns common shares of the following filial companies:

№	Name of a filial company	Share in the authorized capital	Location	Type of activity
1	JSC "Prokopievskenergo"	60%	14, Energeticheskaya str., Prokopievsk, 653000	Electrical energy realization
2	JSC «IPO «Vodokanal»	74,5%	3, Kirpichnaya str., Prokopievsk, 653000	Clearing constructions

№	Name of a filial company	Share in the authorized capital	Location	Type of activity
3	JSC «Kuzbasshydroenergostroy»	100%	17, Kuznetskiy pr., Kemerovo, 650099.	Capital building
4	LTD «Bill centre Kuzbassenergo»	100%	12, N.Ostrovskogo str., Kemerovo, 650099.	Bill calculations, wholesale and retail trade
5	LTD «Sbytenergo»	100%	14, Severnaya str., settl. Metalplocshadka, Kemerovo district, Kemerovo, 652417.	Electrical energy realization, financial operations, wholesale and retail trade
6	JSC «Andreievskoie»	100%	Village Andreievka, Kemerovo district, Kemerovo region, 652421.	agricultural economy
7	LTD "Supervolokno"	60%	UN-1612/29, Stroygorodok, Kemerovo, 650068.	Warmth-keeping jacket producing

3.12. Barter operations

Indices given in the table shows that in 2003 part of product sales of the Company realized on barter.

Darter operations

Indeces	Reporting period	Similar period of the priviest year
Общее количество организаций, с которыми велись товарообменные операции, шт.	42	89
Выручка по таким операциям всего, тыс. руб. в том числе:	19 560	57 216
LTD "Kuzbassugolsnab"	-	*3 259*
LTD "Sibenergougolsnab"	*3 266*	*40 315*
LTD "Barrel"	*6 319*	*2 630*
JSC "KEM"	*6 006*	*1 067*
Other	*3 969*	*9 945*
Gain from barter total in % of common gain for the reporting period	0,1	0,4

According to the table share of gain from barter operations in total gain is minor and is only 0,1 %. For the reporting period total amount of organizations that had barter operations reduced to 47.

3.13. Income and expences for ordinary types of activity

Income and expences for the reporting period are reflected in the Profit and loss statement separetly fortypes of activity, by operational and extraordinary income and expences with decoding by types and amounts in comparison with the last year.

Analysis of profit (losses) from sales

thousand roubles

№	Index	Income		Expences		Financial result	
		Reporting period	Similar period of the last year	Reporting period	Similar period of the last year	Reporting period	Similar period of the last year
1.	Realization of goods, production, works, services, – total,	16 993 144	14 809 687	15 325 761	12 903 188	1 667 383	1 906 499
	including:						
	Electric energy	13 306 092	11 792 093	12 049 157	10 056 622	1 256 935	1 735 471
	Heat energy	3 180 396	2 418 386	2 887 406	2 294 627	292 990	123 759
	goods, works, services of industrial character	454 082	468 484	330 484	394 248	123 598	74 236
	goods, works, services of industrial character	52 574	130 724	58 714	157 691	-6 140	-26 967
2.	Commercial expences	X	X	19 235	16 498	-19 235	-16 498
3.	Management expences	X	X	0	0	0	0
4.	Profit (loss) from sales	X	X	X	X	1 648 148	1 890 001

3.14. Other operational income and and expences

thousand roubles

Index	Income		Expences		Financial result	
	Reporting period	Similar period of the last year	Reporting period	Similar period of the last year	Reporting period	Similar period of the last year
2	3	4	5	6	7	8
Other operational income and and expences	2 686 164	2 689 284	2 820 122	3 976 731	-133 958	-1 287 447
Including:						
Securities sale	2 089 654	2 115 031	2 094 406	3 084 191	-4 752	-969 160
Other	596 510	574 253	725 716	892 540	-129 206	-318 287

3.15. Other off-realizing income and expences

thousand roubles

Index	Income		Expences		Financial result	
	Reporting period	Similar period of the last year	Reportin g period	Similar period of the last year	Reporting period	Similar period of the last year
2	3	4	5	6	7	8

Index	Income		Expences		Financial result	
	Reporting period	Similar period of the last year	Reportin g period	Similar period of the last year	Reporting period	Similar period of the last year
2	3	4	5	6	7	8
off-realizing income and expences – total	116 376	115 999	868 497	714 177	-752 121	-598 178
Including:						
Profit (loss) of the last periods, discovered in the reporting period	*50 032*	*54 974*	*126 572*	*12 848*	*-76 540*	*42 126*
Fines, penalties, forfeist, declared or by court decisions	*783*	*27 031*	*4 359*	*10 208*	*-3 576*	*16 823*
Property that became surplus by the results of inventorizations	*17 731*	*13 598*	*0*	*0*	*17 731*	*13 598*
Assignation property to public property	*0*	*0*	*22 473*	*77 150*	*-22 473*	*-77 150*
Other	*47 830*	*20 396*	*737 566*	*691 121*	*-689 736*	*-670 725*

For the reporting period the extraordinary income as compare to the past year increased on 377 thousand rub. or 0,3 %. The extraordinary expences for 2003 grew on 154 320 thousand rub. или 21,6% (main share – expences reffered to the consumpsion amounting 634 932 thousand rub. This transformation led to increase of losses from extraordinary activity. As to compare with the similar period of the past year they grew up and amounted by the end of 2003 - 752 121 thousand rub. Also among the reasons of extraordinary expances increase - the losses of of last periods, discovered in the reporting year amounting 126 572 thousand rub. and delivering property to the municipal privacy amounting 22 473 thousand rub.

3.16. Taxes

Information about accounts with the budget for the year 2003

thousand roubles

Payments to the budget	Balance 01.01.03.		Charged extra		Payed		Transferred to deferred tax liabilities	Balance 31.12.03.	
	Total	position , %	Total	position , %	Total	position , %		Total	position , %
Totaly payments	727994	100	2797886	100	2857519	100	23 906	644455	100
Including									
Pprofit tax	138113	18,9	279635	9,9	360471	12,6	20 294	36983	5,7
VAT	528023	72,3	1276162	45,6	1163846	40,7		640339	99,4
Property tax	-52653	-7,2	99002	3,6	254628	8,9		- 208279	-32,3
Income tax	11500	1,6	205082	77,4	205 298	7,2		11284	1,7
Other taxes and payments	103011	14,1	938005	33,5	873276	30,6	3 612	164128	25,5

Information about accounts with off-budget social funds for the year 2003

thousand roubles

Payments to off-budget funds	Balance 01.01.2003.		Charged extra		Payed		Balance 31.12.2003.	
	Total	position, %	Total	position, %	Total	position, %	Total	position, %
Totaly payments	263 348	100	473 283	100	518 873	100	217 758	100
Including								
Pencion fund	181 948	69,1	359 935	76,0	399 450	77,0	142 433	65,4
Social insurance fund	-3 334	-1,3	61 068	12,9	60 373	11,6	-2 639	-1,2
OMS fund	2 544	0,97	46 180	9,8	45 759	8,8	2 965	1,4
Employment fund	0	0	7	0,01	7	0,01		0
Penalties, fines	82 190	31,2	6 093	1,3	13 284	2,6	74 999	34,4

Insurance indebtness to the Pension Fund amounting of 119 684 thousand roubles was restructured in 2001 in accordance with the Government resolution № 699 dd. 01.10.2001.

Accounts receivable for the payments to the Social insurance fund amounting 2 639 thousand roubles was formed because of increase of using fund assets over the charged sums.

3.17. Result of extraordinary surcomstances

thousand roubles

Index	Income		Expences		Financial result	
	Reporting period	Similar period of the last year	Reporting period	Similar period of the last year	Reporting period	Similar period of the last year
Income and expences from extraordinary surcomstances – total	4 856	9 595	3 753	6 568	1 103	3 027
Including:						
- insurance money	4 837	9 579	X	X	X	X
- cost of tangible assets	19	16	73	753	-54	-737
- writing off losses	X	X	3 680	5 815	X	X

For the year 2003 the expences of the JSC "Kuzbassenergo" by force majeure were 3 753 thousand roubles., that is 42,9 % less,than in 2002.

The main reason of force majeure – power lines theft. Tha main component of force majeure income – insurance payments.

It should be mentioned that in the reporting period the part of insurance money was received by insurance cases that took place in the previest period that explains positive financial result by force majeure. The amount of income exceeded the amount of loss on 1 103 thousand rub. if taking in to consideration the insurance money.

3.18. Activity to finish

According to the decision of the Booard of the directors of JSC «Kuzbassenergo» dd. 01.07.03. (Minutes 1/9) filial JSC «Kuzbassenergo» «Regional dispatcher administration» was liquidated. Its functions were given to JSC «SO-TSDU UES» – «Kuzbass RDU», the property leased.

thousand roubles.

	For the period from1 of January of 2003 to 31 of July 2003	For the year 2002
Gain from sale	8	-
Prime cost of sale	7	-
Gross profit from sale	1	-
	By 31 of July of 2003	By 31 of December of 2002
Fixed assets	6 195	-
Stocks	3 728	-

3.19. Profit per share

	2003	2002
Base profit for the reporting year, thousand rub.	790	-531 606
Average weighted quantity of ordinary shares in a circulation during the reporting period, thousand shares	606 163 800	606 163 800
BASE PROFIT PER SHARE, RUB.	0	0

By the totals of 2003 payroll and payment dividends is not being planned. In 2003 dividends by 2002totals were not payrolled and payed.

3.20. Affiliated entities

Head Company

JSC "Kuzbassenergo" is under control of JSC Russian open joint stock company of energy and electrification "UES of Russia", which owns 49 % of ordinary shares of JSC "Kuzbassenergo", the rest 51 % of ordinary shares located among big amount of shareholders.

Besides we should take the members of the Board of directors,members pf the Management Board, lists of which are in the part "General information" of explanatory note, as well as 7 affiliated companies - JSC "Andreievskoie",JSC "Kuzbasshydroenergostroy",LTD "Sbytenergo", LTD "Supervolokno", JSC "Investment-productive Union "Vodokanal", JSC "Prokopievskenergo", LTD "Bill centre Kuzbassenergo" to affiliated companies JSC "Kuzbassenergo".

In the reporting year the Company sold its products from affiliated entities:

Name	Kind of operation	Cost index, thousand rioubles.	
		Year 2002	Year 2003
1. JSC RAO " UES of Russia"	Calculations for license fee	-	-
2. LTD "Sbytenergo"	Sale of e/energy, other services	29 423	95 716
3. JSC "Prokopievskenergo"	Sale of e/energy, other services	423 101	546 589
4. JSC "IPO Vodokanal"	Municipal and consumer services	no	no
5. LTD "Bill centre"	Sale of e/energy, heat energy, ТМЦ, other services	-	134 975
6. Michailov S.N.	General director of the JSC "Kuzbassenergo"	no	no
7. Abyzov M.A.	Chairman of The Board of Directors of the JSC "Kuzbassenergo"	no	no
8. Vagner A.A.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
9. Olfert R.B.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
10. Mazikin V.P.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
11. Negomedzyanov A.A	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
12. Platonov V.Yu.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
13. Shevtsov D.B.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
14. Uzgorov I.I.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
15. Tronber E.Kh.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
16. Savin A.A.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
17. Malofeiev K.V.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
18. Cкuratov D.Yu.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
10. Starchenko A.G.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
20. Ogorodnov S.Yu.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
21. Kulakov A.V.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no

Name	Kind of operation	Cost index, thousand rioubles.	
		Year 2002	Year 2003
22. Ivanov B.I.	Member of the Management Board of the JSC "Kuzbassenergo"	no	no
23. Petrochenko V.V.	Member of the Management Board of the JSC "Kuzbassenergo"	no	no
24. Grebennikov A.A.	Member of the Management Board of the JSC "Kuzbassenergo"	no	no
25. Blagodyr I.V.	Member of the Management Board of the JSC "Kuzbassenergo"	no	no
26. Erofeiev A.K.	Member of the Management Board of the JSC "Kuzbassenergo"	no	no
27. Nesvetailov V.F.	Member of the Management Board of the JSC "Kuzbassenergo"	no	no
28. Kinsburg B.A.	Member of the Management Board of the JSC "Kuzbassenergo"	no	no
	TOTAL:	452 524	777 280

In the reporting year the Company purchased products from affiliated entities:

Name	Kinds of operations	Cost index, thousand roubles	
		Year 2002	Year 2003
1. JSC RAO " UES of Russia"	Calculations for license fee	1 963 434	1 753 622
2. JSC RAO " UES of Russia"	Calculations by agency contract with MPS	-	-
3. LTD "Sbytenergo"	Enumeration for gathering funds from consumers-debtors,contractor's work	830	6 612
4. JSC "Prokopievskenergo"	Sale of coal, e/energy, OC и вознаграждение	12 515	75 066
5. JSC "IPO Vodokanal"	Municipal and consumer services	no	no
6. LTD "Bill centre "	Contractor's work, sale of inventoru holdings, other services	-	432 443
7. Michailov S.N.	General director of the JSC "Kuzbassenergo"	no	no
8. Abyzov M.A.	Chairman of The Board of Directors of the JSC "Kuzbassenergo"	no	no
9. Vagner A.A.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
10. Olfert R.B.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
11. Mazikin V.P.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
12. Negomedzyanov A.A	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
13. Platonov V.Yu.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no

Name	Kinds of operations	Cost index, thousand roubles	
		Year 2002	Year 2003
14. Shevtsov D.B.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
15. Uzgorov I.I.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
16. Tronber E.K.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
17. Savin A.A.	Member of The Board of Directors of the JSC "Kuzbassenergo"	no	no
18. Иванов Б.И.	Member of the Management Board of the JSC "Kuzbassenergo"	no	no
19. Petrochenko V.V.	Member of the Management Board of the JSC "Kuzbassenergo"	no	no
20. Grebennikov A.A.	Member of the Management Board of the JSC "Kuzbassenergo"	no	no
21. Blagodyr I.V.	Member of the Management Board of the JSC "Kuzbassenergo"	no	no
22. Erofeiev A.K.	Member of the Management Board of the JSC "Kuzbassenergo"	no	no
23. Nesvetailov V.F.	Member of the Management Board of the JSC "Kuzbassenergo"	no	no
	TOTAL:	1 976 779	2 267 743

State of calculations with affiliating entities

On the 31 of December of 2003 indebtness of affiliating entities before the Company is:

thousand roubles

	Year 2002	**Year 2003**
Company's accounts receivable		
LTD "Sbytenergo"	32 853	81 471
JSC "Prokopievskenergo"	31 806	50 334
LTD "Bill centre Kuzbassenergo"	99 924	671 099
Total:	**164 583**	**802 904**
Company's account payable		
LTD "Bill centre Kuzbassenergo"	46 005	92 812
JSC RAO " UES of Russia" (license fee)	116 134	371 627
LTD "Sbytenergo"	-	2 580
JSC "Prokopievskenergo"	6 117	36 075
Total:	**168 256**	**503 094**

Remuneration to the directors

In 2003 the Company payed to the members of the Board of Directors total remuneration 723 thousand roubles (2002 - 625 thousand rub.), to tne membersof the Management Board – 338 thousand rub.

3.21. Information about segments

Operational segments

The following operational segments can be singled out from the Company's activity:

- *producing and supply electric and heat energy;*
- *producing goods, works, services, industrial services;*
- *producing goods, works, services, not- industrial services;*

thousand roubles

	producing and supply electric and heat energy	producing goods, works, services, industrial services	producing goods, works, services, not- industrial services	Total
For the year 2003				
Segment's gain	16 486 488	454 082	52 574	16 993 144
Profit (loss) of segment	1 549 925	123 598	-6 140	1 667 383
Expences not distributed among segments	x	x	x	4 474 522
Income not distributed among segments	x	x	x	2 807 929
Capital investments	1 921 308	52 918	6 127	1 980 353
Amortization assessments by fixed assets for the reporting year	1 613 204	44 432	5 144	1 662 780
Amortization assessments by intangible assets for the reporting year	0	0	0	0
For the year 2002				
Segment's gain	14 210 479	468 484	130 724	14 809 687
Profit (loss) of segment	1 859 230	74 236	-26 967	1 906 499
Expences not distributed among segments	x	x	x	5 253 377
Income not distributed among segments	x	x	x	2 815 272
Capital investments	1 434 752	47 300	13 198	1 495 251
Amortization assessments by fixed assets for the reporting year	1 351 182	44 545	12 430	1 408 157
Amortization assessments by intangible assets for the reporting year	15	0	0	15
By the 31st of December of 2003				
Segment's assets	31 720 666	873 672	101 154	32 695 493
Assets not distributed among	x	x	x	212 565

	producing and supply electric and heat energy	producing goods, works, services, industrial services	producing goods, works, services, not- industrial services	Total
segments				
Assets – total	x	x	x	32 908 058
Segment's liabilities	5 766 127	158 815	18 388	5 943 329
Liabilities not distributed among segments	x	x	x	2 112 851
Liability – total	x	x	x	8 056 180
By the 31st of December of 2002				
Segment's assets	25 866 347.	852 749	237 948	26 957 044
Assets not distributed among segments	x	x	x	242 638
Assets – total	x	x	x	27 199 682
Segment's liabilities	4 626 020	152 508	42 555	4 821 084
Liabilities not distributed among segments	x	x	x	1 531 056
Liability – total	x	x	x	6 352 140

Geographical segments

Laying out the JSC "Kuzbassenergo" activity according to the geographical segments is not made because whole production and product saling takes place in one geographical region – Kemerovo region.

3.22. Events after the reporting date

The events after the reporting date is the fact of economical activity, that influenced or can influence on the financial state,cash flow or the results of the organization activity that took place in the period between the reporting date and the date of signature the balance sheet of the reportig year.

Dividends

By the 2003 totals charging dividends and their payrollis not being planned. In 2003 dividends by the results of 2002 года were not charged and payrolled.

3.23. Conditional obligations

In the RF economics the pattern of developing market continue to prevail. Specifically still rough branches of industry workling for export prevails in gross domestic product (GDP).
But rapid economical growth shown in 2003 (according to the last information by State committee for statistics real GDP growth amounted 7,3 %)comes not at the expence of small amount of big companies but first of all at the expence of many hundred average companies. This new economics growths rapidly first of all at the expence of servicing internal market including the energy supply.

State of fines, penalties out of the Balance

As on the beginning of the reporting year the penalties and fines out of the balance to the budget and off-budget funds amounted 1 959 935 thousand rub. including penalties – 1 956 000 thousand rub., sanctions – 3 935 thousand rub. 1 245 953 thousand rub. was restructured from the total sum.

	Indebtness by 01.01.2003., thousand roubles					
	Fines	Restructured	Fine sanctions	Restructured	Total	Restructured
Budget	1 057 494	930 316	3 633	2 050	1 061 127	932 366
Road fund	584 226	0	0	0	584 226	0
Off-budget social funds	314 280	313 288	302	299	314 582	313 587
Total:	1 956 000	1 243 604	3 935	2 349	1 959 935	1 245 953

In 2003 not restructured indebtness by fines to the budget amounting 78 356 thousand roubles was payed off. Indebtness by fine for the Road fund was written off by decision of Kemerovo region arbitrage.

	Indebtness by 31.12.2003., thousand roubles					
	Fines	Restructured	Fine sanctions	Restructured	Total	Restructured
Budget	978 254	930 315	4 565	2 048	982 819	932 363
Road fund	51	0	4	0	55	0
Off-budget social funds	309 083	309 087	388	384	309 471	309 471
Total:	1 287 337	1 239 402	4 953	2 432	1 292 290	1 241 834

As on the end of the reporting year out of the Balance ther were penalties and fines to the budget amounting 1 292 290 thousand roubles., including penalties – 1 287 337 thousand roubles., sanctons – 4 953 thousand roubles. Restructured - 1 241 834 thousand roubles., including penalties 1 239 402 thousand roubles., sanctions 2 432 thousand roubles. Above mentioned sums were included in to the programme of restructurazation of tax payments according ti the Decision of UMNS RF for Kemerovo region № 1 dd. 31.08.2001.and the decision of IMNS RF for Kemerovo № 22 dd. 03.12.2001. The sums were formed according to the information of the rating authority accounts.

At the same time JSC «Kuzbassenergo» was to sign thre agreement abourt restructurazation of tax payments to set the financial position of thr Company right.

Thus the Company has all necessary to address IMNS RF for Kemerovo to write the part of penalties and sanctions off. The Company is going to do this in 2004.

In the RF economics the pattern of developing market continue to prevail. Prospects of economic stability depend much on the efficiency of economical measuress that the Government takes and also development of legislative and political systems.

General director — *S.H. Michailov*
Chief accountant — *A.N. Ryumova*
Deputy general director for economics and finance — *A.M. Lavrov*

APPENDIX 2

Consolidated balance sheet (in thousand Russian ruobles)

ASSETS	31 December 2003	31 December 2002
Fixed assets		
Fixed assets	27091323	27825778
Investments to the dependent companies	-	10542
Other financial assets		
Long-term accounts receivable, exept reserve by doubtful debts	73210	87295
	945472	933548
Other fixed assets	405164	421092
	17190	14814
Total fixed assets	**28532359**	**29293069**
Current assets		
Accounts receivable and advances given	3618219	3147350
Inventory stocks	1296304	1078055
Short-term investments	76961	62015
Finance and its cash-equivalent items	84425	185452
Total current assets	5075909	4472872
ASSETS TOTAL	**33608268**	**33765941**
SHAREHOLDERS' CAPILAL and LIABILITIES		
Shareholders'capital		
Common shares (nominal cost 606 164 thousand rub.)	3689102	3689102
Undisposed profit	19468883	20435096
Total shareholders' capital	**23157985**	**24124198**
Minority's part	**42085**	**22283**
Long-term liabilities		
Deferred profit tax	1692357	1788096
Other long-term liabilities	2895629	3467601
Total long-term liabilities	**4587986**	**5255697**
Short-term accounts payable		
Short-term borrowed assets and short-term part of long-term borrowed assets	1675161	1531056
Accounts payable and extra fees	2789940	1401409
Accounts payable be tax payment	1355111	1431298
Total short-term accounts payable	**5820212**	**9619460**
Total shareholders' capital and liabilities	**10408198**	**33765941**

Consolidated Report for profit and losses of JSC "Kuzbassenergo" (in thousand Russian roubles)

	For the year finished by 31 of December of	For the year finished by 31 of

	2003	December of 2002
Main activity income		
Producing of electic energy	13421052	12538376
Producing of heat energy	3153930	2570302
Other income	806862	823358
Total income	**17381844**	**15932036**
Operational expences		
Expences for fuel	5365350	4803035
Salary and social needs assessments	1864609	1684144
Deterioration and amortization	2149504	1823806
Expences by purchased electric energy	1261533	784055
License fee for the service of organizing of functioning and development of RAO UES of Russia». JSC«FSK UES», JSC «SO-TsDU UES»		
Economic, commercial and administrative expences	2191713	2093658
	371648	273185
Expences for repair and technical service		
Taxes exept profit tax	1260775	1147441
Expences for other materials purchasing	803968	801675
Expences for social sphere	276823	353629
(Reducing expences)/expences for creation of reserve for doubtful accounts receivable	99533	186999
Loss from dropping out fixed assets and investments	27412	(756006)
	108009	1331982
Devaluation of assets		
Other expences, net	406216	36677
	1548866	1272546
Total expences	**17735959**	**15836826**
(Loss)/profit by main activity	**(354115)**	**95210**
Expences by percents		
Profit (loss) from dropping out a filial company	(237657)	(162056)
Share in profit / (loss) of dependent companies	(109155)	-
rouble purchasing power change effect		
	(2886)	(797)
	-	(113355)
(Loss)/Profit before taxation	**(703813)**	**(180998)**
Total income/ (losses) by profit tax	(266179)	(62739)
(Loss)/Profit exept minority share	**(969992)**	**(243737)**
Minority share by clear result	3779	1883
Net (loss)/profit	**(966213)**	**(241854)**
(Loss)/profit per share- base and watered (in Russian roubles)	(1,59)	(0,40)

Consolidated Cash flow statement in JSC "Kuzbassenergo" (in '000 RUR)

	By 31 of December 2003	By 31 of December 2002
Cash flow from main activity		
(Loss)/profit before taxation	**(703813)**	**(180998)**
Amendments for profit before taxation to transformation of funds:		
Deterioration and amortization	2149504	1823806
(Profit)/loss from dropping fixed assets off	108009	315457
(Profit)/loss from dropping investments off	109155	36677
Increasing/(reducing) reserve by doubtfull accounts receivable		
Payment of interest expences	27412	(756006)
Part in (profit)/loss of dependent companies before taxation	237657	162056
Increasing/ (reducing) reserve by finished building		
Amendment for investment activity, realized in non-monetary form	2886	797
(Profit)/loss from transformation of rouble purchasing power	406216	-
Transformations in working capital:		
Reducing/(increasing) accounts receivable and advances exept profit tax liability	(1201129)	(770248)
Reducing/(increasing) inventory stocks		
Reducing/(increasing) accounts receivable and advances	-	113355
Reducing/(increasing) tax liability, exept profit tax and other payments		
Increasing other fixed assets	(372882)	1310695
Reducing other long-termed liabilities	(218249)	216069
Paed profit tax		
Totally received from main activity	1466887	(359227)
Cach flow from investment activity	(152534)	320526
Purchasing fixed assets	(2376)	(7603)
Fixed assets realization	(571972)	(541498)
Purchasing investments, net	(390517)	(133710)
	894254	**1550147**
	(905641)	(1735040)
	54225	86738
	(50248)	(168531)
Totally used funds for investment activity	**(901664)**	**(1816833)**
Cash flow from financial activity		
Attracting short-term credits and loans	6108654	2585447
Paying off short-term credits and loans	(5961195)	(2017874)
Interests payed		
distributed profits	(241011)	(159465)
	(65)	(9023
Total (used) / received from financial activity	**(93617)**	**399085**
Increasing /(reducing) funds	**(101027)**	**132399**

Funds and their equivalents by the beginning of the period		**185452**	**53053**
Funds and their equivalents by the end of the period		**84425**	**185452**

Consolidated Report for stock capital flow of JSC "Kuzbassenergo"
(in thousands Russian roubles)

	Stock capital	Undisposed profit	Total stock capital
By 31 of December of 2002	**3689102**	**20435096**	**24124198**
Net profit/(loss)	-	(966213)	(966213)
By 31 of December of 2003	**3689102**	**19468883**	**23157985**

	Stock capital	Undisposed profit	Total stock capital
By 31 of December of 2001	**3689102**	**20678263**	**24367365**
Net profit/(loss)	-	(241854)	(241854)
By 31 of December of 2002		(1313)	(1313)
	3689102	**20435096**	**24124198**

APPENDIX 3

Accounting report for the 1st quarter 2004 (except affiliated companies)

BALANCE SHEET

By the 31st of March of the year 2004

		Codes		
	Form № 1 by OKUD	0710001		
	Date (year, month, date)	2003	12	31
Institution "JSC "Kuzbassenergo"	by OKPO	105638		
Tax payer code	INN	4200000333		
Activity type: **production**	by OKVED	40.10.11		
Legal form/ form of ownership : **joint-stock**	by OKOPF/OKFS	47/41		
Measuring unit: **RUR thousands.**	by OKEI	384		

Registered office: **30, Kuznetsky prospect, GSP-2, Kemerovo, 650000**

Assets	line's code	by the beginning of the reporting year	at the end of the reporting year
1	2	3	4
I. FIXED ASSETS			
Intangible assets	110	3	3
Including: Rights to patents, programmes, trade marks (service marks), other similar rights	111	3	3
Organizing expences	112	-	-
Business image of organization	113	-	-
Other intangible assets	114	-	-
NIOKR results	115	-	-
Fixed assets	120	24799990	24365969
Construction in progress	130	1508667	1810953
Profitable investments in tangible holdings	135	10	10
Long-term investments	140	207134	232556
Other long-term investments	145	422358	478209
Other fixed assets	150	0	0
TOTAL for section I	190	26938162	26887700
II. CURRENT ASSETS			
Stocks	210	1199756	900923
including: raw materials and other similar assets	211	1112373	813615
Animals, growing and feeding	212	-	0
Costs of construction in progress	213	865	865
Finished products and goods for resale	214	2523	2523
Goods shipped	215	3064	2958
Deferred expenses	216	80931	81262
Other reserves and expenses	217	-	0
VAT for acquired assets	220	912987	676381
Receivables (payments are expected more than in 12 months after the accounting date)	230	1274740	1230749

buyers and customers	231	515197	470280
Receivables (payments are expected within 12 months after accounting date)	240	3466642	3687943
buyers and customers	241	1591089	2140608
Short-term investments	250	5421	34543
Funds	260	62187	113889
Other current assets	270	-	0
Total for section II	290	6921733	6644428
BALANCE	300	33859895	33532128

LIABILITIES	line's code	by the beginning of the reporting year	at the end of the reporting year
1	2	3	4
III. CAPITAL AND RESERVE			
Chartered capital	410	606164	606164
Own shares bought from shareholders	415	0	0
Surplus capital	420	24557347	24551090
Reserve capital	430	16818	16818
Funds created in accordance with the legislation	431	16818	16818
funds created in accordance with the chartered documents	432	-	0
Undistributed profit of past years	470	563213	1014486
TOTAL for section III	490	25743542	26188558
IV. LONG-TERM LIABILITIES			
loans and credits	510	3000	3000
Deferred tax liabilities	515	360047	432467
Other long-term liabilities	520	1905431	1867857
TOTAL for the section IV	590	2268478	2303324
V. SHORT-TERM LIABILITIES			
Loans and credits (90, 94)	610	2109851	1783722
Payables	620	3677710	3144180
Including: Suppliers and sub-contractors	621	1171418	1277634
Bills to pay	622	972822	362068
Liabilities to affiliated and dependent companies	623	81549	106951
Liabilities to personell's salary	624	66846	63434
Liabilities to public off-budget funds	625	74032	69607
Liabilities to the participants (founders) to pay income	630	141	141
Deferred revenues	640	60173	89847
Provisions for liabilities	650	-	22356
Other short-term liabilities	660	-	0
TOTAL for section V	690	5847875	5040246
BALANCE:	700	33859895	33532128

REFERENCE

ON THE VALUES AVAILABILITY ACCOUNTED ON THE OFF-BALANCE ACCOUNTS

Figure's name	Indicator code	By the beginning of the reporting period	By the end of the reporting period
1	2	3	4
Borrowed fixed assets	910	26369	25319
Including assets under lease	911	7438	7438
inventory holdings taken in custody	920	41432	43227
goods taken on commission	930	-	0
Written-off irrecoverable debt	940	93533	104246
Security for liabilities and payments, received	950	240032	240032
Security for liabilities and payments, provided	960	1665978	1742198
Depreciation of housing stock	970	1830	1830
Depreciation of objects of external development and similar objects	980	0	0
Intangible assets got into usage	990	0	0
		0	0
		0	0

PROFIT AND LOSSES STATEMENT

		Codes
	form №2 by OKUD	0710002
by the 31st of March 2006	Date (year, month, year)	
Institution: JSC "Kuzbassenergo"	by OKPO	105638
Tax payer code	INN	4200000333
Activity type: production	by OKBED	40.10.11
Legal form/form of ownership: joint-stock	by OKOPF/OKFS	47/41
Measuring unit: RUR thousands	by OKEI	384

on factory shipments

Figure's name	line's code.	For the reporting period	for the same period of the previous year
1	2	3	4
Income and expenses from ordinary activities			
Revenues (net) from sales of goods, products, work, services (minus VAT, excise duties and similar binding payments)	010	4913815	4918321
Prime cost of sold goods, products, work, services	020	(3908721)	(3887637)
Gross profit	029	1005094	1030684
Commercial expenses	030	(941)	(7728)
Management expenses	040	0	0
Profit (loss) from sales (lines (010 - 020 - 030 - 040))	050	1004153	1022956
Other revenues and expenses			
Persents to receive	060	228	91
Percents to pay	070	(52480)	(69876)
Income from participation in other organizations	080	0	1744
Other operating income	090	339299	521919
Other operating expenses	100	(473986)	(585406)
Extraordinary income	120	7374	14420
Extraordinary charges	130	(178790)	(145172)
Before-tax profit (loss)	140	645798	760676
Deferred tax assets	141	55851	42326
Deferred tax liabilities	142	(72420)	(39831)
Current profit tax	150	(187025)	(228307)
Other similar binding payments		623	(2671)
Net profit (losses) of the reporting period		442827	532193
AS REFERENCE:			
Fixed tax liabilities (assets)	200	4463	31572
Base earnings (loss) per share		0	0
Equity profit (loss) per share		0	0

DECODING OF SOME PROFITS AND LOSSES

Figure's name	line's code	for the reporting period		for the same period of the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties, acknowledged or imposed by the court (arbitration) decision		1170	289	539	1921
Profit (loss) of past years		682	1619	1149	4380

Compensation for damages caused by non-performance or improper performance of liabilities		0	0	0	0
Rate difference in foreign exchange operations		0	0	0	0
Transfers to estimating reserves		x	0	x	0
Writing off past-due receivables and payables		436	10713	4392	344

Annex C

3.9

April 30, 2004

THE INFORMATION ABOUT THE SUBSTANTIAL FACT "THE MATERIAL ABOUT THE DATES OF THE ISSUER'S REGISTER CLOSING"

1. Full trade name of the issuer (for nonprofit institution - name) with the indication of the legal-organizational form: ***Kuzbass joint stock company of power engineering and electrification.***
2. The issuer's location: ***30 Kuznetsky prospect, GSP-2, Kemerovo, 650000, Russia.***
3. The issuer's TIN: ***4200000333.***
4. The issuer's unique code, assigned by registering agency: ***00064-A.***
5. The substantial fact code: ***08***.
6. The issuer's internet address for the releasing of the information about the substantial facts: ***http://www.kuzbassenergo.ru/***
7. The name of the periodical press, used by the issuer for the releasing of the information about the substantial facts: ***the "Kuzbass" newspaper.***
8. The type, category, series and the other identifiers of the registered securities: ***common registered no documentary shares.***
9. The register list of the shareholders is for: ***the Annual General Shareholder' Meeting.***
10. The register list of the shareholders is dated on: ***May 7, 2004.***
11. The date of the minutes drawing up of the issuer's authorized board, where the date of the drawing up of the register list of the shareholders is fixed or where according to the other decision the date of the minutes drawing up is fixed: ***April 30, 2004.***

Annex C

3.10

THE list of affiliated persons by 31.03.2004

Affiliated person	Number of the Company's stocks owned by the person	Share in the authorized capital of the Company
Abyzov Mikhail Anatolievich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 2.06.2003***	-	-
Vagner Andrey Alexandrovich Residence: ***Moscow, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 2.06.2003***	***165000***	***0.03%***
Kulakov Andrey Valentinovich Residence: ***Krasnoyarsk, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 2.06.2003***	-	-
Mazikin Valentin Petrovich Residence: ***Leninsk-Kuznetsky, Kemerovo region, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 2.06.2003***	-	-
Malofeev Konstantine Valerievich Residence: ***Pushino, Moscow region, Russia*** ***Reason: Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 2.06.2003***	-	-
Mikhailov Sergey Nickolaevich Residence***: Novosibirsk, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement***: 2.06.2003*** ***Sole executive body of the joint stock company*** Date of reason commencement:***21.06.2002*** Reason: Person is a member of corporate executive body of the joint stock company. Основание: Date of reason commencement: ***30.09.2002***	-	-
Negomedzianov Alexander Alexandrovich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 2.06.2003***	-	-
Ogorodnov Sergey Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement***: 2.06.2003***	-	-
Platonov Vladimir Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***2.06.2003***	-	-
Skuratov Dmitry Yurievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company***	-	-

Date of reason commencement: ***2.06.2003***		
Starchenko Alexander Grigorievich Residence: ***Moscow, Russia*** Reason: ***Member of the Board of Directors (supervision committee) of the Joint stock company*** Date of reason commencement: ***2.06.2003***	-	-
Grebennikov Alexey Antonovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Gretsingher Yury Alexandrovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***10.03.2004***	-	-
Erofeev Alexander Kuprianovich Residence: : ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Ivanov Boris Ivanovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***30.09.2002***	-	-
Kozlov Evgeny Vadimovich Residence: ***654054, Novokuznetsk, Kemerovo region*** Reason: Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***10.03.2004***	-	-
Lavrov Alexander Mikhailovich Residence: ***Kemerovo, Russia*** Reason: ***Member of Corporate executive body of the Joint stock company*** Date of reason commencement: ***10.03.2004***	-	-
Firm name: ***Russian Open Joint Stock Company of energetics and electrification "UES of Russia"*** Location: ***№ 7, Kitaigorodsky pr., Moscow*** Postal address: ***№ 7, Kitaigorodsky pr., Moscow, 103074*** Reason: ***Person has right to dispose of more than 20% of voting stocks of the joint stock company*** Date of reason commencement: 30.12.1993 Firm name: ***Limited liability company "Bill Centre Kuzbassenergo"*** Location: ***30, Kuznetsky prospect, Kemerovo, 650620, Russia*** Postal address: ***30, Kuznetsky prospect, Kemerovo, 650620, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***20.08.1999*** ***Person is a member of group of persons to which the joint stock company belongs: JSC "Kuzbasdenergo" has right to appoint the sole executive body*** ***12.11.2003, 02.04.2004*** Date of reason commencement:	**297020200**	**49.00%**
Firm name: ***Limited liability company "Sbytenergo"*** Location: ***14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia*** Postal address: ***14, Severnaya str., Metallploshadka village, Kemerovo district, Kemerovo region, 652417, Russia***	-	-

Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person.*** Date of reason commencement:***21.03.2000***	-	-
Firm name: ***Limited liability company "Supervolokno"*** Location: ***Stroygorodok, Kemerovo, Russia*** Postal address: ***UN-1612/29, Stroygorodok, Kemerovo, Russia, 650068*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement: ***1.04.1994***	-	-
Firm name: ***Open Joint Stock company "Andreevskoye"*** Location: ***Andreevsky village, Kemerovo district, Kemerovo region, Russia*** Postal address: ***Andreevsky village, Kemerovo district, Kemerovo region,652421, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement: ***22.01.1997***	-	-
Firm name: ***Open Joint Stock company "Investment – production company Vodocanal*** Location: ***7, Artema str., Prokopievsk, 653000, Kemerovo region, Russia*** Postal address: ***7, Artema str., Prokopievsk, Kemerovo region, 653000, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement***28.10.2001***	-	-
Firm name: ***Joint Stock Company Engineering- analytical centre "Kuzbasstekhenergo"*** Location: ***17, Stantsionnaya str., Kemerovo, 650099, Russia*** Postal address***: 17, Stantsionnaya str., Kemerovo, 650099, Russia*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement: ***30.01.2004***	-	-
Firm name: ***Open Joint Stock company "Kuzbasshydroenergostroy"*** Location: ***№37, Kuzbasskaya str., Kemerovo, 650099***Postal address: ***№37, Kuzbasskaya str., Kemerovo, 650099*** Reason: ***Joint Stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed an authorized (pooled) capital of this legal entity.*** Date of reason commencement:***22.01.1997***	-	-
Firm name: ***Joint Stock Company "Kuzbassetremont"*** Location: ***30, Kuznetsky pr., Kemerovo, 650000, Russia*** Postal address: ***30, Kuznetsky pr., Kemerovo, 650000, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this person*** Date of reason commencement:***30.01.2004***	-	-

Firm name: ***Joint Stock Company "Kuzbass energy repairing company "*** ***Location: 30, Kuznetsky prospect Kemerovo, 650099, Russia*** Postal address***: 30, Kuznetsky prospect Kemerovo, 650099, Russia*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (aggregated capital) of this legal entity*** Date of reason commencement:***30.01.2004***	-	-
Open Joint Stock Company "Prokopievskenergo" Location: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia, 653000*** Postal address: ***14, Energeticheskaya str., Prokopievsk, Kemerovo region, Russia, 653000*** Reason: ***Joint stock company has right to dispose of more than 20% of total number of votes falling to the stocks (investments, shares) composed the authorized (pooled capital) of this legal entity*** Date of reason commencement:***20.09.2000***	-	-

Annex C

3.11